Form 20-F
period 2015-12-31
Ascendis Pharma A/S
filed 2016-04-15
CIK 1612042

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-36815

Ascendis Pharma A/S

(Exact name of Registrant as specified in its charter and translation of Registrant’s name into English)

The Kingdom of Denmark

(Jurisdiction of incorporation or organization)

Tuborg Boulevard 5

DK-2900 Hellerup, Denmark

(Address of principal executive offices)

Jan Møller Mikkelsen

President and Chief Executive Officer

Tuborg Boulevard 5

DK-2900 Hellerup, Denmark

Telephone: +45 36 94 44 86

Fax: +45 36 94 40 10

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing one ordinary share, nominal value DKK 1 per share Ordinary shares, nominal value DKK 1 per share*	The NASDAQ Stock Market LLC The NASDAQ Stock Market LLC*

*	Not for trading, but only in connection with the registration of the American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

25,128,242 ordinary shares

(as of December 31, 2015)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☐  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).     ☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

As used herein, references to “we”, “us”, the “company”, “Ascendis”, or “Ascendis Pharma”, or similar terms in this Annual Report on Form 20-F shall mean Ascendis Pharma A/S and, as the context requires, its subsidiaries.

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

Special Note Regarding Forward-Looking Statements

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended that are based on our management’s beliefs and assumptions and on information currently available to our management. All statements other than present and historical facts and conditions contained in this annual report, including statements regarding our future results of operations and financial positions, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this annual report, the words “aim,” “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “could,” “due,” “estimate,” “expect,” “goal,” “intend,” “may,” “objective,” “plan,” “predict,” “potential,” “positioned,” “seek,” “should,” “target,” “will,” “would,” and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology identify forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	the timing of a planned Phase 3 study of once-weekly TransCon human growth hormone;

•	our receipt of future milestone payments from our collaboration partners, and the expected timing of such payments;

•	our expectations regarding the potential market size and the size of the patient populations for our product candidates, if approved for commercial use;

•	our expectations regarding the potential advantages of our prodrug product candidates over existing therapies;

•	our ability to enter into new collaborations;

•	our expectations with regard to the ability to develop additional product candidates using our TransCon technology and file Investigational New Drug Applications for such product candidates;

•	our expectations with regard to the ability to seek expedited regulatory approval pathways for our product candidates, including the ability to rely on the parent drug’s clinical and safety data with regard to our prodrug product candidates;

•	our expectations with regard to our current and future collaboration partners to pursue the development of our prodrug product candidates;

•	our development plans with respect to our product candidates;

•	our ability to develop, acquire and advance product candidates into, and successfully complete, clinical trials;

•	the timing or likelihood of regulatory filings and approvals for our product candidates;

•	the commercialization of our product candidates;

•	our commercialization, marketing and manufacturing capabilities;

•	the implementation of our business model and strategic plans for our business, product candidates and technology;

•	the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates;

•	estimates of our expenses, future revenue, capital requirements, our needs for additional financing and our ability to obtain additional capital;

•	our expectations regarding the time during which we will be an emerging growth company under the Jumpstart Our Business Startups Act of 2012;

•	our financial performance; and

•	developments and projections relating to our competitors and our industry.

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

The selected consolidated financial data as of December 31, 2015 and 2014 and for each of the years ended December 31, 2015, 2014 and 2013 have been derived from our audited consolidated financial statements and notes thereto set forth in Item 18 of this annual report. The selected consolidated financial data for the year ended December 31, 2012 is derived from the audited consolidated financial statements not appearing in this annual report.

The following selected consolidated financial data should be read in conjunction with our “Operating and Financial Review and Prospects” and our consolidated financial statements and related notes appearing elsewhere in this annual report. Our financial statements are prepared in accordance with IFRS.

	Years Ended December 31,
(EUR’000, except share and per share data)	2015	2014	2013	2012
Revenue	8,118	13,983	20,408	15,583
Research and development costs	(40,528)	(19,698)	(12,713)	(11,380)
General and administrative expenses	(9,415)	(6,274)	(2,416)	(2,690)

Operating profit / (loss)	(41,825)	(11,989)	5,279	1,513
Finance income	11,048	1,877	158	4
Finance expenses	(2,797)	(228)	(732)	(232)

Profit / (loss) before tax	(33,574)	(10,340)	4,705	1,285
Tax on profit / (loss) for the year	652	682	(626)	(35)

Net profit / (loss) for the year	(32,922)	(9,658)	4,079	1,250

Other comprehensive income
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	(14)	(14)	(6)	(51)

Other comprehensive income / (loss) for the year, net of tax	(14)	(14)	(6)	(51)

Total comprehensive income / (loss) for the year, net of tax	(32,936)	(9,672)	4,073	1,199
Profit / (loss) for the year attributable to owners of the Company	(32,922)	(9,658)	4,079	1,250
Total comprehensive income / (loss) for the year attributable to owners of the Company	(32,936)	(9,672)	4,073	1,199

	EUR	EUR	EUR	EUR

Basic earnings per share	(1.39)	(0.85)	0.38	.012

Diluted earnings per share	(1.39)	(0.85)	0.32	0.10

Weighted average number of shares used for calculation (basic)	23,766,783	11,406,929	10,801,948	10,801,948

Weighted average number of shares used for calculation (diluted)	23,766,783	11,406,929	12,825,908	12,055,996

The total number of ordinary shares outstanding as of December 31, 2015, 2014, 2013 and 2012 was 25,128,242, 16,935,780, 10,801,948 and 10,801,948, respectively. The registered share capital as of December 31, 2015, 2014, 2013 and 2012 was DKK 25,128,242, DKK 4,233,945, DKK 2,700,487 and DKK 2,700,487, respectively.

Selected Consolidated Statement of Financial Position Data:

The following table sets forth selected consolidated statement of financial position data as of the dates indicated:

	As of December 31,
(€ ‘000)	2015	2014	2013	2012
Cash and cash equivalents	119,649	50,167	19,430	14,535
Total assets	131,774	58,671	26,700	25,405
Total liabilities	11,445	12,861	20,399	23,849
Retained earnings/(accumulated deficit)	111,277	39,559	2,134	(1,946)
Total equity	120,329	45,810	6,301	1,556

Selected Consolidated Cash Flow Statement Data:

The following table sets forth selected consolidated cash flow statement data for the periods indicated:

	Year Ended December 31,
(EUR’000)	2015	2014	2013	2012
Cash flows from/(used in) operating activities	(43,466)	(18,403)	6,310	(652)
Cash flows used in investing activities	(1,039)	(405)	(1,195)	(291)
Cash flows from /(used in) financing activities	105,742	47,907	(220)	(205)

Exchange Rate Information

Our business is primarily conducted in the European Union, and we maintain our books and records in euros. We have presented results of operations in euros. In this annual report, financial figures included in or extracted from our audited consolidated financial statements have been translated in accordance with the guidelines under IFRS. For convenience of the reader, this annual report also includes other translations from euros to U.S. dollars and U.S. dollars to euros. Unless specified as of a specific date, or otherwise indicated, translations from euros to U.S. dollars and from U.S. dollars to euros were made at a rate of €0.915 to $1.00, the official exchange rate quoted by the European Central Bank at the close of business on December 31, 2015. As of April 14, 2016, the official exchange rate of euros to U.S. dollars was €0.89 to $1.00. Such U.S. dollar amounts are not necessarily indicative of the actual amounts of U.S. dollars which could have been actually purchased on exchange of euro on the dates indicated. The rates set forth below are provided solely for your convenience and may differ from the actual rates used in the preparation of our consolidated financial statements and other financial data included in this annual report.

The following table presents information on the exchange rates between the euro and the U.S. dollar for the periods indicated:

	Period end	Average for period	Low	High
	(€ per U.S. dollar)
Year Ended December 31
2011	0.773	0.718	0.672	0.776
2012	0.758	0.778	0.743	0.827
2013	0.725	0.753	0.724	0.783
2014	0.824	0.757	0.717	0.824
2015	0.915	0.922	0.827	0.954
Month Ended
September 30, 2015	0.895	0.890	0.877	0.899
October 31, 2015	0.910	0.891	0.871	0.915
November 30, 2015	0.945	0.933	0.910	0.945
December 31, 2015	0.915	0.922	0.908	0.946
January 31, 2016	0.914	0.921	0.914	0.930
February 29, 2016	0.915	0.901	0.883	0.924
March 31, 2016	0.882	0.898	0.882	0.920
April 2016 (through April 14, 2016)	0.888	0.879	0.786	0.888

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

We are a clinical stage biopharmaceutical company applying our TransCon technology to develop long-acting prodrug therapies with several product candidates in clinical and preclinical development. Biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. To date, we have focused substantially all of our efforts on our research and development activities and, in particular, developing our lead product candidate, TransCon hGH, and our proprietary TransCon technology. We have only a limited operating history upon which our shareholders and ADS holders can evaluate our business and prospects. Our revenue has been primarily generated through collaboration agreements under which we have received up-front technology licensing fees, payments for the sale of certain intellectual property rights and payments we receive for services rendered to our collaboration partners and other biopharmaceutical companies. Revenue generated from existing or new collaborations may fluctuate significantly over time. Accordingly, going forward, we may incur significant losses from our operations. We had a net loss of €32.9 million during the year ended December 31, 2015 and a net loss of €9.7 million during the year ended December 31, 2014. Our total equity was €120.3 million as of December 31, 2015 compared to €45.8 million as of December 31, 2014. Neither the net loss nor net profit we have experienced in prior years are necessarily indicative of our future results.

None of our product candidates have been approved for commercial sale by the European Medicines Agency, or EMA, the U.S. Food and Drug Administration, or FDA, or similar non-U.S. regulatory authorities, and we have not generated revenues from the sale of approved products. We expect that our annual operating expenses may increase over the next several years as we expand our research and development, product discovery and development efforts and operate as a public company. Even if we receive milestone payments from our current or future collaboration partners, we may incur substantial operating losses for the foreseeable future as we execute our operating plan. Additionally, we cannot be certain that we will receive any potential milestones under our agreements with our collaboration partners. For a discussion of the risks associated with our preclinical and clinical development programs with, and potential for milestone and other payments from, our collaboration partners, see “—Risks Related to Our Business.”

Even if we receive milestone payments or royalty payments from our current or future collaboration partners, we may not be able to achieve or sustain profitability. For example, our receipt of milestone payments or up-front payments from our current and potential collaboration partners may not result in the recognition of revenue in the period received, as we may be required to defer the revenue recognition of such payments over time, and depending upon such requirements and the period of recognition, we may still incur losses even after the receipt of such payments. Therefore, we expect that we may incur significant losses in the future. Possible future losses would have an adverse effect on our shareholders’ equity. Further, the net losses or net income we incur may fluctuate significantly from quarter to quarter and year to year, such that a period-to-period comparison of our results of operations may not be a reliable indication of our future performance.

We have never generated any revenue from product sales.

We have no products approved for sale and have never generated any revenue from product sales. Our ability to generate revenue from product sales depends on our ability and the ability of our current and future collaboration partners to successfully complete the research and development of our product candidates and obtain the regulatory and marketing approvals necessary to commercialize one or more of our product candidates. We do not anticipate generating revenue from product sales through our royalty rights for the foreseeable future. Our ability to generate future revenue from product sales or pursuant to milestone payments or royalties from current and future collaboration partners depends heavily on many factors, including but not limited to:

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

In cases where we, or our current or future collaboration partners, are successful in obtaining regulatory approvals to market one or more of our product candidates, our revenue will be dependent, in part, upon the size of the markets in the territories for which regulatory approval is granted, the accepted price for the product, the ability to get reimbursement for our products at any price and the extent of our royalty rights for that territory. If the number of patients suitable for our product candidates is not as significant as we estimate, the indication approved by regulatory authorities is narrower than we expect or the reasonably accepted population for treatment is narrowed by competition, physician choice, treatment guidelines or third-party payor restrictions, we may not generate significant revenue from the sale of such products, even if approved. Our failure to generate revenue from product sales or pursuant to up-front or milestone payments and royalties from current and future collaboration partners would likely depress our market value and could impair our ability to raise capital, expand our business, discover or develop other product candidates or continue our operations.

We may require substantial additional financing to achieve our goals, and a failure to obtain this necessary capital when needed on acceptable terms, or at all, could force us to delay, limit, scale back or cease our product development or any other or all operations.

Since our inception, most of our resources have been dedicated to our research and development activities and, in particular, developing our proprietary TransCon technology and our most advanced product candidates. In February 2015, we received $111.5 million (€101.4 million) in net proceeds from our initial public offering after deducting the underwriting commission and offering expenses payable by us and as of December 31, 2015, we had cash and cash equivalents of €119.6 million. We believe that we will continue to expend substantial resources for the foreseeable future, including costs associated with research and development, conducting preclinical studies, clinical trials, obtaining regulatory approvals and, eventually, sales and marketing if any of our product candidates is approved. Because the outcome of any clinical trial and/or regulatory approval process is highly uncertain, we cannot reasonably estimate the actual amounts of additional financing necessary to successfully complete the development, regulatory approval process and commercialization or co-promotion of any of our product candidates.

Based on our current operating plan, we believe that our existing cash and cash equivalents as of December 31, 2015 will allow us to fund our operating plan through at least the 12 months from the date of this annual report. However, our operating plan may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned. Our future funding requirements will depend on many factors, including, but not limited to:

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

Risks Related to Our Business

We are substantially dependent on the success of our most advanced product candidates, which may not be successful in nonclinical studies or clinical trials, receive regulatory approval or be successfully commercialized.

To date, we have invested a significant amount of our efforts and financial resources in the research and development of our current most advanced product candidates utilizing our proprietary TransCon technology. In particular, we are currently planning to initiate a Phase 3 trial for TransCon hGH in pediatric GHD patients in mid-2016. Our near-term prospects, including our ability to finance our operations through the receipt of milestone payments and potential up-front licensing payments and generate revenue from product sales, will depend heavily on our successful development and commercialization of our most advanced product candidates, if approved. The clinical and commercial success of our most advanced product candidates and our TransCon technology will depend on a number of factors, including the following:

•	the outcome and timely initiation and execution of the planned Phase 3 clinical trial of TransCon hGH, which will depend substantially upon the satisfactory performance of third-party contractors;

•	our ability and that of our collaboration partners to establish commercial-scale manufacturing processes for our most advanced product candidates, which has not yet been demonstrated;

•	whether our most advanced product candidates’ safety, tolerability and efficacy profiles will be satisfactory to the EMA, the FDA and similar regulatory authorities to warrant marketing approval;

•	whether the EMA, the FDA or similar regulatory authorities require additional clinical trials prior to approval to market our most advanced product candidates;

•	the prevalence and severity of adverse side effects of our most advanced product candidates;

•	the timely receipt of necessary marketing approvals from the EMA, the FDA and similar regulatory authorities;

•	our ability and that of our collaboration partners to successfully commercialize our most advanced product candidates, if approved for marketing and sale by the EMA, the FDA or similar regulatory authorities, including educating physicians and patients about the benefits, administration and use of such products;

•	achieving and maintaining compliance with all applicable regulatory requirements;

•	acceptance of our most advanced product candidates as safe and effective by patients and the medical community;

•	the availability, perceived advantages, relative cost, relative safety and relative efficacy of alternative and competing treatments;

•	obtaining and sustaining an adequate level of coverage and reimbursement for our most advanced product candidates by third-party payors;

•	the effectiveness of our collaboration partners’ marketing, sales and distribution strategies and operations;

•	our ability and that of our collaboration partners, or any third-party manufacturer we or our collaborators contract with, to manufacture supplies of our most advanced product candidates and to develop, validate and maintain commercially viable manufacturing processes that are compliant with current good manufacturing practice, or cGMP, requirements;

•	enforcing intellectual property rights in and to our most advanced product candidates;

•	avoiding third-party interference, opposition, derivation or similar proceedings with respect to our patent rights, and avoiding other challenges to our patent rights and patent infringement claims; and

•	continued acceptable safety profiles of our most advanced product candidates following approval, if approved.

Many of these factors are beyond our control, including clinical development, the regulatory submission process, potential threats to our intellectual property rights and the manufacturing, marketing and sales efforts of our collaboration partners.

Additionally, our clinical and regulatory approval plan for TransCon hGH is to conduct a single Phase 3 trial in a pediatric population with a primary endpoint of mean height velocity measured over 12 months. It is possible, however, that because TransCon hGH is a prodrug form of hGH that it is a new molecular entity, we will not be able to use this clinical and regulatory approval strategy. If we have to conduct additional or different trials, this could increase the amount of time and expense required for regulatory approval of TransCon hGH, if approved at all. In July 2015, we reported positive top-line six-month height velocity data from 53 patients treated in our Phase 2 TransCon hGH clinical study in pediatric growth hormone deficient patients. If the six-month mean height velocities that we observed for TransCon hGH in the Phase 2 pediatric study do not correlate to twelve month mean height velocities that we ultimately observe in the Phase 3 clinical study that we plan to conduct, TransCon hGH may not achieve the required primary endpoint in the Phase 3 clinical trial, and therefore may not receive regulatory approval.

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

Before obtaining marketing approval from regulatory authorities for the sale of our product candidates, we, or our current or future collaboration partners, must conduct extensive clinical studies to demonstrate the safety and efficacy of the product candidates in humans. Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process; the results of preclinical and clinical studies of our product candidates may not be predictive of the results of later-stage clinical trials. For example, the positive results generated to date in preclinical and clinical studies for TransCon hGH do not ensure that the planned Phase 3 clinical trial, or other clinical trials, will demonstrate similar results. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy despite having progressed through preclinical studies and initial clinical trials. A number of companies in the pharmaceutical, biopharmaceutical and biotechnology industries have suffered significant setbacks in advanced clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier studies, and we cannot be certain that we will not face similar setbacks. Even if our clinical trials are completed, the results may not be sufficient to obtain regulatory approval for our product candidates or to be able to use an expedited regulatory pathway for approval of our product candidates.

We may experience delays in our planned Phase 3 trial or other trials, and we do not know whether future clinical trials will begin on time, need to be redesigned, enroll an adequate number of patients on time or be completed on schedule, if at all. Clinical trials can be delayed or terminated for a variety of reasons, including delay or failure to:

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

Further, we are planning to conduct our Phase 3 pediatric study of TransCon hGH across many clinical sites globally, including sites located across Europe and North America. Conducting clinical trials in foreign countries presents additional risks that may delay completion of clinical trials. These risks include the failure of physicians or enrolled patients in foreign countries to adhere to clinical protocol as a result of differences in healthcare services or cultural customs, managing additional administrative burdens associated with foreign regulatory schemes, as well as political and economic risks relevant to such foreign countries. In addition, the EMA or the FDA may determine that the clinical trial results obtained in foreign subjects do not represent the safety and efficacy of a product candidate when administered in EEA or U.S. patients, and are thus not supportive of an application for a marketing authorization in the EEA or of an NDA approval in the United States. As a result, the EMA or the FDA may not accept data from clinical trials conducted outside the EEA or the United States, respectively, and may require that we conduct additional clinical trials or obtain additional data before we can proceed with filing an NDA in the United States or a marketing authorization application in the EEA. The EMA or the FDA may even require conducting additional clinical trials in the EEA or the United States, respectively.

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

We rely on our collaboration partners to conduct clinical studies of our collaboration product candidates. We have existing collaborations with Sanofi and Genentech. Under these collaborations, we granted Sanofi and Genentech worldwide licenses to develop certain collaboration product candidates in the fields of diabetes (unspecified TransCon Peptides) and ophthalmology (TransCon Ranibizumab), respectively. We may also enter into collaboration agreements with other parties in the future relating to our other product candidates. Under our existing collaboration agreements, our collaboration partners are responsible for completing all preclinical and clinical development and obtaining and maintaining regulatory approval for the applicable product candidates from the EMA, the FDA and similar regulatory authorities. Ultimately, if such product candidates are advanced through clinical trials and receive marketing approval from the EMA, the FDA or similar regulatory authorities, such collaboration partners will be responsible for commercialization of these collaboration products. The potential for us to obtain future development milestone payments and, ultimately, generate revenue from royalties on sales of such collaboration products depends entirely on successful development, regulatory approval, marketing and commercialization by our collaboration partners.

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

Our product candidates, other than TransCon hGH and TransCon Treprostinil, are in various stages of preclinical development and we may not be successful in our efforts to successfully develop these products or expand our pipeline of product candidates.

A key element of our strategy is to expand our pipeline of product candidates utilizing our proprietary TransCon technology, and to advance such product candidates through clinical development, either on our own or in conjunction with strategic collaboration partners. Other than TransCon hGH and TransCon Treprostinil, our current unlicensed product candidates are in various stages of preclinical development, and will require substantial preclinical and clinical development and testing, and eventually regulatory approval, prior to commercialization. TransCon hGH is our only unlicensed product candidate currently in active clinical development. TransCon Treprostinil has completed a Phase 1 clinical trial and is currently undergoing additional preclinical evaluation by us. Our other unlicensed product candidates are in preclinical development and may require significant time and additional research and development before we can file a Clinical Trial Application or IND with regulatory authorities to begin clinical studies. Of the large number of drugs in development, only a small percentage of such drugs successfully complete the EMA or FDA regulatory approval process and are commercialized. Accordingly, even if we are able to continue to fund such development programs, our product candidates may not be advanced to clinical studies or be successfully developed or commercialized. In addition, our preclinical product candidates may not demonstrate the advantages we expect from application of our TransCon technology in preclinical studies. In such event, we may decide not to progress any such product candidates into clinical trials.

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

Interim and/or preliminary data from our clinical trials that we may announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, we may publish interim or preliminary data from our clinical studies. Interim data for the trials we may complete are subject to the risk that one or more of clinical outcomes may materially change as patient enrollment continues and/or more patient data become available. Preliminary data would also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, any interim and preliminary data should be viewed with caution until the final data are available. Material adverse changes in the final data could significantly harm our business prospects.

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

We rely on third parties to conduct our nonclinical studies and clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may be unable to obtain regulatory approval for, or commercialize, our product candidates.

We do not have the ability to independently conduct clinical trials or nonclinical studies. We rely on medical institutions, clinical investigators, contract laboratories, collaboration partners and other third parties, such as CROs, to conduct clinical trials of our product candidates. The third parties with whom we contract for execution of our clinical trials play a significant role in the conduct of these trials and the subsequent collection and analysis of data. However, these third parties are not our employees, and except for contractual duties and obligations, we control only certain aspects of their activities and have limited ability to control the amount or timing of resources that they devote to our programs. Although we rely on these third parties to conduct our nonclinical studies and our clinical trials, we remain responsible for ensuring that each of our nonclinical studies and clinical trials is conducted in accordance with the applicable protocol, legal, regulatory and scientific standards and our reliance on third parties does not relieve us of our regulatory responsibilities. We and these third parties are required to comply with current good laboratory practices, or GLPs, for nonclinical studies, and good clinical practices, or GCPs, for clinical studies. GLPs and GCPs are regulations and guidelines enforced by the Competent Authorities of the Member States of the European Economic Area, or EEA, the FDA and comparable foreign regulatory authorities for all of our products in nonclinical and clinical development, respectively. Regulatory authorities enforce GCPs through periodic inspections of trial sponsors, principal investigators and trial sites. If we or any of our third party contractors fail to comply with applicable regulatory requirements, including GCPs, the clinical data generated in our clinical trials may be deemed unreliable and the EMA, the FDA, or similar regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot be certain that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical trials comply with GCP regulations. In addition, our clinical trials must be conducted with product produced under cGMP regulations. The failure of our contract manufacturers to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process.

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

Undesirable side effects caused by TransCon hGH, TransCon Treprostinil, or our other product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the EMA, the FDA or similar authorities. In the event that trials conducted by us or our collaboration partners, or trials we conduct with our unlicensed product candidates, reveal a high and unacceptable severity and prevalence of side effects, such trials could be suspended or terminated and the EMA, the FDA or similar regulatory authorities could order our collaboration partners or us to cease further development of or deny approval of our product candidates for any or all targeted indications. The drug-related side effects could affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Any of these occurrences may harm our business, financial condition and prospects significantly.

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

We are aware of several pharmaceutical and biopharmaceutical companies that have commenced clinical studies of products or have successfully commercialized products addressing areas that we are targeting. For example, several companies are developing long-acting products for the treatment of growth hormone deficiency, including Bioton S.A., Critical Pharmaceuticals, Ltd., Dong-A Pharmaceutical, GeneScience Pharmaceuticals Co., Ltd., Genexine Inc., Hanmi Pharmaceuticals Co., Ltd., Novo Nordisk A/S, OPKO Health, Inc. (in collaboration with Pfizer Inc.), Teva Pharmaceutical Industries Ltd. and Versartis, Inc. Other companies are developing or commercializing prostacyclin-based therapies to treat pulmonary arterial hypertension, or PAH, including Actelion Pharmaceuticals Ltd., GlaxoSmithKline LLC, Insmed Inc., and United Therapeutics Corporation, and many small and large biopharmaceutical companies are developing therapies for diabetes and ophthalmic indications. In addition to product-based competition, our TransCon technology faces technology-based competition as we believe other companies are developing or evaluating enhanced drug delivery and sustained release technologies. In particular, we believe Nektar Therapeutics, OPKO Health, Inc., ProLynx LLC and Serina Therapeutics, Inc. are developing technologies that use reversible linkers and that may be competitive with our TransCon technology.

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

Our product candidates transiently link a parent drug molecule to select TransCon carriers via our TransCon linkers. Once injected, we believe that our prodrugs predictably release the unmodified parent drug molecule over time, thus preserving the parent drug’s original mode of action, and, we believe, the parent drug’s original safety and efficacy profile. We believe that our TransCon carriers remain bound to our TransCon linkers and that they are cleared from the body predominantly by renal filtration and biliary transport with fecal excretion. We have limited clinical data on product candidates utilizing the TransCon technology to indicate whether they are safe or effective for long-term use in humans, including the safety of any degradation products that may result after the TransCon carrier and TransCon linker are cleaved from the parent drug molecule. As an example, our TransCon prodrugs utilize polyethylene glycol, or PEG, and hydrogels incorporating PEG-based polymers as TransCon carriers. Although the safety and efficacy of PEG and permanently PEGylated proteins has been demonstrated within their respective indications by the approval of drugs such as PegIntron®, PegaSys®, Neulasta®, Somavert®, Cimzia®, Krystexxa®, and Adynovate® and we are not aware of any evidence for PEG-related safety issues with PEGylated proteins in the clinic, health authorities, including the EMA, have historically posed general questions relating to the distribution, elimination, and the potential for PEG accumulation to pharmaceutical companies involved in the development of PEGylated drug products. If treatment with any of our product candidates in our clinical trials results in concerns about their safety or efficacy, we and our collaboration partners may be unable to successfully develop or commercialize any or all of our TransCon technology based product candidates or enter into collaborations with respect to our product candidates.

We have limited clinical data on TransCon hGH and TransCon Treprostinil to indicate whether they are safe or effective for long-term use in humans.

We have generated clinical data on six months of dosing with TransCon hGH, single-dose clinical data on TransCon Treprostinil, and no clinical data on any of our other product candidates that utilize the TransCon technology to extend their duration of action. It is unknown whether long-term repeated administration of TransCon hGH or TransCon Treprostinil could result in issues that may adversely affect safety. If extended treatment with TransCon hGH, TransCon Treprostinil, or any of our other product candidates, in our clinical trials, results in any safety or efficacy concerns, we may be unable to successfully develop or commercialize our product candidates or enter into collaborations with respect to our product candidates.

We lack direct sales and marketing capabilities, and are wholly dependent on collaboration partners for the commercialization of our product candidates. If we are unable to establish sales capabilities on our own or through third parties, we may not be able to commercialize any of our product candidates.

We have no direct sales, marketing or distribution capabilities. We have entered into collaboration agreements with third parties to market and sell product candidates in the fields of diabetes (unspecified TransCon Peptides) and ophthalmology (TransCon Ranibizumab). Currently, we have no sales, marketing or distribution agreements for TransCon hGH, TransCon Treprostinil, or our other product candidates. We may enter into arrangements with third parties to market and sell certain of our other product candidates. We may not be able to enter into such marketing and sales arrangements with others on acceptable terms, if at all. To the extent that we enter into marketing and sales arrangements with other companies, our revenues, if any, will depend on the terms of any such arrangements and the efforts of others. These efforts may turn out not to be sufficient.

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

Under our agreements with our collaboration partners, the manufacturing of our collaboration product candidates are the responsibility of the applicable collaboration partner. We are entirely dependent on our collaboration partners for all aspects of the manufacturing and validation process, as well as providing all commercial supply of our collaboration product candidates. For additional information regarding the risks of our dependence on our collaboration partners, see the risk factors above “—We are substantially dependent on the success of our most advanced product candidates, which may not be successful in nonclinical studies or clinical trials, receive regulatory approval or be successfully commercialized” and “—We depend on collaboration partners to develop and conduct clinical studies with, obtain regulatory approvals for, and manufacture, market and sell our collaboration product candidates, and if such collaboration partners fail to perform as expected, or are unable to obtain the required regulatory approvals for such product candidates, the potential for us to generate future revenue from such product candidates would be significantly reduced and our business would be significantly harmed.”

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

There are a limited number of suppliers for raw materials that we use to manufacture our drugs, and there may be a need to identify alternate suppliers to prevent a possible disruption of the manufacture of the materials necessary to produce our product candidates for our clinical studies, and, if approved, ultimately for commercial sale. We do not have any control over the process or timing of the acquisition of these raw materials by our manufacturers. Although we generally do not begin a clinical study unless we believe we have on hand, or will be able to manufacture a sufficient supply of a product candidate to complete such study, any significant delay or discontinuity in the supply of a product candidate, or the raw material components thereof, for a clinical study due to the need to replace a third-party manufacturer could considerably delay completion of our clinical studies, product testing, and potential regulatory approval of our product candidates, which could harm our business and results of operations.

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

It is generally necessary for us to secure certain levels of insurance as a condition for the conduct of clinical studies. We believe that our product liability insurance for clinical studies is sufficient to cover claims. We currently maintain liability insurance with certain specified coverage limits. We cannot be certain that the insurance policies will be sufficient to cover all claims that may be made against us. Our inability to obtain and maintain sufficient product liability insurance at an acceptable cost and scope of coverage to protect against potential product liability claims could prevent or inhibit the commercialization of any products we develop. We currently carry product liability insurance covering use in our clinical trials in the amount of $8 million in the aggregate. Any claim that may be brought against us could result in a court judgment or settlement in an amount that is not covered, in whole or in part, by our insurance or that is in excess of the limits of our insurance coverage. Our insurance policies also have various, limits, exclusions and deductibles, and given these various limits, exclusions and deductibles, we may be subject to a product liability claim for which we have no coverage. We will have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts. Moreover, in the future, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses. Product liability insurance is expensive, difficult to obtain and may not be available in the future on acceptable terms.

We will need to significantly increase the size of our organization and we may have difficulties in managing our growth and expanding our operations successfully.

As of December 31, 2015, we had 78 full-time employees. As we and/or our collaboration partners advance our product candidates through the development and commercialization process, we will need to expand managerial, operational, financial and other resources in order to manage our operations, preclinical and clinical trials, research and development activities, regulatory filings, manufacturing and supply activities, and any marketing and commercialization activities or contract with other organizations to provide these capabilities for us. As operations expand, we expect that we will need to manage additional relationships with various collaboration partners, suppliers and other organizations. Our ability to manage our operations and growth requires us to continue to improve our operational, financial and management controls, reporting systems and procedures. Such growth could place a strain on our administrative and operational infrastructure. We may not be able to make improvements to our management information and control systems in an efficient or timely manner and may discover deficiencies in existing systems and controls. Our management, personnel, systems and facilities currently in place may not be adequate to support this future growth. Our need to effectively execute our growth strategy requires that we either internally, together with our collaboration partners or through third party contractors, as applicable:

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

We incur significant costs as a result of operating as a new public company, and our management devotes substantial time to new compliance initiatives. We may fail to comply with the rules that apply to public companies, including Section 404 of the Sarbanes-Oxley Act of 2002, which could result in sanctions or other penalties that would harm our business.

We incur significant legal, accounting and other expenses as a new public company, including costs resulting from public company reporting obligations under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and regulations regarding corporate governance practices. Our senior management and other personnel need to devote a substantial amount of time to ensure that we maintain compliance with all of these requirements. Moreover, the reporting requirements, rules and regulations increase our legal and financial compliance costs and make some activities more time consuming and costly. Any changes we make to comply with these obligations may not be sufficient to allow us to satisfy our obligations as a public company on a timely basis, or at all. These reporting requirements, rules and regulations, coupled with the increase in potential litigation exposure associated with being a public company, could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or board committees or to serve as members of our senior management, or to obtain certain types of insurance, including directors’ and officers’ insurance, on acceptable terms.

We are subject to Section 404 of The Sarbanes-Oxley Act of 2002, or Section 404, and the related rules of the Securities and Exchange Commission, or SEC, which generally require our senior management and independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting. Beginning with the year ended December 31, 2015, Section 404 requires an annual management assessment of the effectiveness of our internal control over financial reporting. However, for so long as we remain an emerging growth company as defined in the Jumpstart Our Business Startups Act of 2012, or JOBS Act, we intend to take advantage of certain exemptions from various reporting requirements that are applicable to public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404. Once we are no longer an emerging growth company or, if prior to such date, we opt to no longer take advantage of the applicable exemption, we will be required to include an opinion from our independent registered public accounting firm on the effectiveness of our internal controls over financial reporting. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year following the fifth anniversary of the completion of our IPO, (2) the last day of the fiscal year in which we have total annual gross revenue of at least $1.0 billion, or (3) the last day of the fiscal year in which we are deemed to be a large accelerated filer, which means the market value of the ADS and our ordinary shares that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (4) the date on which we have issued more than an aggregate of $1.0 billion in non-convertible debt during the prior three-year period.

As we grow our business and enter into new activities, and as the reporting requirements increase, we may identify deficiencies and be unable to remediate them before we must provide the required reports. Furthermore, if we have a material weakness in our internal controls over financial reporting, as we did as of December 31, 2015, we may not detect errors on a timely basis and our consolidated financial statements may be materially misstated. We may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting, which could harm our operating results, cause investors to lose confidence in our reported financial information and cause the trading price of the ADSs to fall. In addition, as a public company we are required to file accurate and timely annual reports with the SEC under the Exchange Act. Any failure to report our financial results on an accurate and timely basis could result in sanctions, lawsuits, delisting of the ADSs from The NASDAQ Global Select Market or other adverse consequences that would harm our business.

We have identified material weaknesses in our internal control over financial reporting as of December 31, 2015. If we fail to remediate these weaknesses and maintain proper and effective internal controls, our ability to produce accurate and timely financial statements could be impaired, which could harm our operating results, our ability to operate our business and investors’ views of us and could have a material adverse effect on the price of our ADSs.

In accordance with Section 404, management assessed the effectiveness of our internal control over financial reporting as of December 31, 2015 and based on our management’s assessment using criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework, management concluded that our internal control over financial reporting was not effective as of December 31, 2015. However, management identified two control deficiencies that constitute material weaknesses. Firstly, a material error in research and development costs for the year ended December 31, 2015 was identified and corrected. Due to a material weakness in the design of our controls related to the recognition of costs for deliverables under our supplier agreements, research and development costs were overstated by an amount that should have been recognized in the following financial year. Secondly, we commenced but did not complete the design and implementation of adequate internal controls relating to entity-level controls, controls over financial reporting and controls over our IT applications.

We have developed and begun implementing a remediation plan for these material weaknesses and despite our expectations regarding our remediation plan, our remediation plan may not be effective to fully remediate the internal control weaknesses. We cannot assure that you our remediation efforts will be successful or that similar material weaknesses will not recur, nor that we will able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we cannot in the future favorably assess the effectiveness of our internal control over financial reporting, investor confidence in the reliability of our financial reports may be adversely affected, which could have a material adverse effect on the trading price of our ADSs.

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

We may consider strategic transactions, such as acquisitions of companies, asset purchases, and in-licensing or out-licensing of products, product candidates or technologies. Additional potential transactions that we may consider include a variety of different business arrangements, including spin-offs, strategic partnerships, joint ventures, restructurings, divestitures, business combinations and investments. Any such transaction may require us to incur non-recurring or other charges, may increase our near- and long-term expenditures and may pose significant integration challenges or disrupt our senior management or business, which could adversely affect our operations and financial results. For example, these transactions may entail numerous operational and financial risks, including:

•	up-front, milestone and royalty payments, equity investments and financial support of new research and development candidates including increase of personnel, all of which may be substantial;

•	exposure to unknown liabilities, including potential indemnification claims from a potential spin-off or out-license of certain of our intellectual property rights;

•	disruption of our business and diversion of our management’s time and attention in order to develop acquired products, product candidates or technologies;

•	incurrence of substantial debt or dilutive issuances of equity securities to pay for acquisitions;

•	higher-than-expected acquisition and integration costs;

•	lower-than-expected benefits, from out-licensing or selling our technology, intellectual property or any of our subsidiaries or, from in-licensing intellectual property or purchasing assets;

•	write-downs of assets or goodwill or impairment charges;

•	difficulty and cost in combining or separating the operations and personnel of any acquired or sold businesses with our existing operations and personnel;

•	impairment of relationships with key suppliers or customers of any acquired or sold businesses due to changes in our senior management and ownership; and

•	inability to retain key employees of any acquired businesses.

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

Due to the international scope of our operations, fluctuations in exchange rates, particularly between the euro, the Danish krone and the U.S. dollar, may adversely affect us. Although we are based in Denmark, we source research and development, manufacturing, consulting and other services from several countries. In addition, our arrangements with our collaboration partners are denominated in euros and U.S. dollars. Further, potential future revenue may be derived from abroad, including from the United States. We currently attempt to limit our exposure to exchange rate risks by maintaining cash positions in the currencies in which we expect to incur the majority of our future expenses; however, for a variety of reasons we may be unable to maintain cash positions in the currencies in which we expect to incur the majority of our future expenses and we may fail to predict the currency of our future expenses, accurately or at all. As a result, our business and the price of the ADSs may be affected by fluctuations in foreign exchange rates between the euro and these other currencies, which may also have a significant impact on our reported results of operations and cash flows from period to period. We currently do not enter into foreign exchange contracts to cover our exposure to exchange rate fluctuations, or any other form of exchange rate hedging arrangements. If we fail to manage foreign exchange risk adequately our business, results of operations and prospects, and the value of our shares or ADSs may be adversely affected.

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

Our growth hormone parent drug is supplied by Hospira Adelaide Pty Ltd., and our drug substance and drug product for TransCon hGH are made by Rentschler Biotechnologie GmbH, or Rentschler, pursuant to our agreement with Rentschler. The intermediates of our proprietary TransCon linkers are made by CARBOGEN AMCIS AG under an agreement with CARBOGEN AMCIS AG and accompanying purchase orders. For products that utilize soluble TransCon carriers, NOF EUROPE (Germany) GmbH supplies PEG and is responsible for coupling it to our TransCon linkers. We are currently qualifying Fujifilm Diosynth Biotechnologies UK Limited as a new supplier of our growth hormone parent drug and the TransCon hGH drug substance. We do not currently have any other suppliers for the drug substance, drug product or other components of our product candidates and, although we believe that there are alternate sources of supply that could satisfy our clinical and commercial requirements, we cannot provide assurance that identifying alternate sources and establishing relationships with such sources would not result in significant delay in the development of our product candidates. Additionally, we may not be able to enter into supply arrangements with alternative suppliers on commercially reasonable terms or at all. A delay in the development of our product candidates or having to enter into a new agreement with a different third party on less favorable terms than we have with our current suppliers could have a material adverse impact upon on our business.

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

While we have an active IND with the FDA for TransCon hGH, we have not had substantive discussions with the FDA regarding the development of TransCon hGH in pediatric indications, or the nature or extent of studies we may be required to conduct in order to achieve approval of TransCon hGH in the United States for pediatric indications. The timeline for submission and review of our MAAs and NDAs is based on our plan to submit those materials, wherein we will rely in part on data in the public domain or prior conclusions of safety or effectiveness concerning a drug. We have not yet filed an MAA with the EMA for any of our product candidates. Depending on the data that may be required by the EMA for approval, some of the data may be related to products already approved by the EMA. If the data relied upon is related to products already approved by the EMA and covered by data we could be required to conduct substantial new research and development activities beyond those in which we currently plan to engage in order to obtain approval of our product candidates. Such additional new research and development activities would be costly and time consuming.

We are developing a pen device and higher-strength formulation of TransCon hGH to facilitate the administration of the product by end-users and additional time may be required to obtain regulatory approval for our pen device or higher-strength formulation.

We are developing a pen device with Medicom Innovation Partner A/S to facilitate the administration of TransCon hGH by patients. We anticipate the EMA, the FDA and other similar regulatory authorities will require a separate approval of our pen device that is in addition to the approval we are seeking for the drug component of TransCon hGH. Because of our pen device, the FDA’s review of TransCon hGH may include the participation of both the FDA’s Center for Drug Evaluation and Research and the FDA’s Center for Devices and Radiological Health, which may complicate or prolong the review. As a result, we may experience delays for our pen device and TransCon hGH.

We are currently conducting a Phase 1 comparability study of a higher-strength formulation of TransCon hGH that we believe would enable smaller injection volumes of TransCon hGH for patients with GHD as well as those who may require higher doses of TransCon hGH, such as those being treated with growth hormone for conditions such as Turner Syndrome or Idiopathic Short Stature. Failure to successfully develop this higher-strength formulation may require larger injection volumes for certain patients requiring higher doses of TransCon hGH than what is typically used to treat GHD patients.

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

Material changes to an approved product, such as manufacturing changes or additional labeling claims, require further FDA and EMA and/or EEA Competent Authorities review and approval before marketing. Once obtained, any approvals may be withdrawn or revoked because of unforeseen safety, effectiveness or potency concerns or failure to comply with governmental regulations. Further, if we, our collaboration partners or our contract manufacturers fail to comply with applicable FDA, EMA, and/or EEA Competent Authorities regulatory requirements at any stage during the regulatory process, the FDA, EMA, and/or EEA Competent Authorities and other regulatory authorities may impose sanctions, including:

•	delays;

•	warning letters;

•	fines;

•	importation restrictions;

•	product recalls or seizures;

•	injunctions;

•	refusal of the FDA, EMA or other regulatory authorities to review pending market approval applications or supplements to approval applications;

•	total or partial suspension of production;

•	suspension or debarment from selling FDA-regulated products to the U.S. government for periods of time that vary depending on the cause of such suspension or debarment;

•	civil penalties;

•	withdrawal or revocation of previously approved marketing applications or licenses; and

•	criminal prosecutions.

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

Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in, among other things:

•	warning letters, fines or holds on clinical trials;

•	restrictions on the marketing or manufacturing of the product, withdrawal of the product from the market or voluntary or mandatory product recalls;

•	injunctions or the imposition of civil or criminal penalties;

•	suspension or revocation of existing regulatory approvals;

•	suspension of any of our future or ongoing clinical trials;

•	refusal to approve pending applications or supplements to approved applications submitted by us;

•	restrictions on our or our contract manufacturers’ operations; or

•	product seizure or detention, or refusal to permit the import or export of products.

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

Failure to obtain regulatory approvals in non-U.S. jurisdictions would prevent us from marketing our products outside of the United States.

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

In addition, the trend toward managed healthcare in the United States and the changes in health insurance programs, as well as legislative proposals to reform healthcare or reduce government insurance programs, may result in lower prices for pharmaceutical products, including any product that may be offered by us. In addition, any future regulatory change regarding the healthcare industry or third-party coverage and reimbursement may affect demand for any products that we may develop and could harm our sales and profitability. For example, in the United States, the Affordable Care Act was enacted in 2010 with a goal of reducing the cost of healthcare and substantially changing the way healthcare is financed by both government and private insurers. The Affordable Care Act, among other things, increased the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extended the rebate program to individuals enrolled in Medicaid managed care organizations, addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected, established annual fees and taxes on manufacturers of certain branded prescription drugs and medical devices, and created a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point- of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D.

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

As of December 31, 2015, eleven patents have been issued to us in the United States. Nine of these patents are directed to our TransCon technology and one is directed to TransCon hGH. In addition, as of December 31, 2015, we have approximately 45 issued patents in jurisdictions outside of the United States, at least 30 of which are directed to our TransCon technology, and 14 of which are directed to our product candidates. We are not aware of any challenge to our issued patents, in the United States, Europe or in any other jurisdiction.

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

As is the case with other biopharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involves both technological and legal complexity and is therefore costly, time consuming and inherently uncertain. Recent patent reform legislation in the United States and other countries, including the Leahy-Smith America Invents Act, or

Leahy-Smith Act, signed into law on September 16, 2011, could increase those uncertainties and costs. The Leahy-Smith Act includes a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications are prosecuted, redefine prior art and provide more efficient and cost-effective avenues for competitors to challenge the validity of patents. In addition, the Leahy-Smith Act has transformed the U.S. patent system into a “first to file” system. The first-to-file provisions, however, only became effective on March 16, 2013. Accordingly, it is not yet clear what, if any, impact the Leahy-Smith Act will have on the operation of our business. However, the Leahy-Smith Act and its implementation could make it more difficult to obtain patent protection for our inventions and increase the uncertainties and costs surrounding the prosecution of our or our collaboration partners’ patent applications and the enforcement or defense of our or our collaboration partners’ issued patents, all of which could harm our business, results of operations and financial condition.

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

As of December 31, 2015, 44 of our employees work in Germany and are subject to German employment law. Ideas, developments, discoveries and inventions made by such employees are generally subject to the provisions of the German Act on Employees’ Inventions, which regulates the ownership of, and compensation for, inventions made by employees. Under this act, we face the risk that we may be required to pay additional compensation for assigned patent rights and disputes can occur between us and our employees or ex-employees pertaining to alleged non-adherence to the provisions of this act that may be costly to defend and consume our management’s time and efforts whether we prevail or fail in such dispute. In addition, under the German Act on Employees’ Inventions, certain employees may have retained rights to patents they invented or co-invented before October 2009. Although substantially all of these employees have assigned their interest in these patents to us, to the extent permitted by law, there is a risk that the compensation we provided to them may be deemed to be insufficient and we may be required under German law to increase the compensation due to such employees for the use of the patents. In those cases where employees have not assigned their interests to us, we may need to pay compensation for the use of those patents. If we are required to pay additional compensation or face other disputes under the German Act on Employees’ Inventions, our results of operations could be adversely affected.

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

The trading price of our ADSs could be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. These factors include those discussed in this “Risk Factors” section of this annual report and others such as:

•	results from, or any delays in, clinical trial programs relating to our product candidates, including clinical trials for our lead product candidate, TransCon hGH;

•	ability to commercialize or obtain regulatory approval for our product candidates, or delays in commercializing or obtaining regulatory approval;

•	announcements of regulatory approval or a complete response letter to our product candidates, or specific label indications or patient populations for its use, or changes or delays in the regulatory review process;

•	announcements relating to future collaborations or our existing collaborations, including decisions regarding the exercise by our collaboration partners of their options, if any, or any termination by them of their collaborations with us;

•	timing and amount of payments to us under our collaborations, if any;

•	announcements of therapeutic innovations or new products by us or our competitors;

•	announcements regarding the parent drugs that we use in developing our product candidates;

•	adverse actions taken by regulatory authorities with respect to our clinical trials, manufacturing supply chain or sales and marketing activities;

•	changes or developments in laws or regulations applicable to our product candidates;

•	any adverse changes to our relationship with any manufacturers or suppliers;

•	the success of our testing and clinical trials;

•	the success of our efforts to acquire or license or discover additional product candidates;

•	any intellectual property infringement actions in which we may become involved;

•	announcements concerning our competitors or the pharmaceutical industry in general;

•	achievement of expected product sales and profitability;

•	manufacture, supply or distribution shortages;

•	actual or anticipated fluctuations in our operating results;

•	EMA, FDA or other similar regulatory actions affecting us or our industry or other healthcare reform measures in the United States;

•	changes in financial estimates or recommendations by securities analysts;

•	trading volume of the ADSs;

•	sales of our ordinary shares and/or ADSs by us, our senior management and board members, holders of the ADSs or our shareholders in the future;

•	general economic and market conditions and overall fluctuations in the United States and international equity markets; and

•	the loss of any of our key scientific or senior management personnel.

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

Holders of ADSs may exercise voting rights with respect to the ordinary shares represented by the ADSs only in accordance with the provisions of the deposit agreement and not as a direct shareholder in the Company. The deposit agreement provides that, upon receipt of notice of any meeting of holders of our ordinary shares, the depositary will fix a record date for the determination of ADS holders who shall be entitled to give instructions for the exercise of voting rights. Upon timely receipt of notice from us, if we so request, the depositary shall distribute to the holders as of the record date (1) the notice of the meeting or solicitation of consent or proxy sent by us and (2) a statement as to the manner in which instructions may be given by the holders. However, we may not request the depositary to distribute this information which could effectively limit the ability of ADS holders to direct voting of the ordinary shares underlying their ADSs.

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

Our senior management has broad discretion over the use of proceeds from our initial public offering, and we could spend the proceeds from that offering in ways the holders of shares or ADSs may not agree with or that do not yield a favorable return, if at all. We currently intend to use substantially all of the net proceeds from that offering to fund our clinical development of TransCon hGH, to fund development of other TransCon product candidates, including TransCon Treprostinil, to strengthen our TransCon technology and for working capital and general corporate purposes. However, our use of these proceeds may differ substantially from our current plans. If we do not invest or apply these proceeds in ways that improve our operating results, we may fail to achieve expected financial results, which could cause the price of the ADSs to decline.

If securities or industry analysts do not publish research or reports about our business, or if they issue an adverse or misleading opinion regarding our ordinary shares or ADSs, the price of the ADSs and trading volume could decline.

The trading market for the ADSs may be influenced by the research and reports that industry or securities analysts publish about us or our business. If any of the analysts who cover us issue an adverse or misleading opinion regarding us, our business model, our intellectual property or our stock performance, or if our clinical trials and operating results fail to meet the expectations of analysts, the price of our ADSs would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause the price of our ADSs or trading volume to decline.

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

If our existing shareholders or holders of ADSs sell, or indicate an intention to sell, substantial amounts of our ordinary shares or ADSs in the public market, the trading price of our ADSs could decline. Based upon the number of shares outstanding as of March 31, 2016, we have outstanding a total of 25,128,242 ordinary shares. Of those shares, approximately 11,217,884 were owned by current board members, members of our senior management and their respective affiliates, or may otherwise be subject to Rule 144 under the Securities Act. In addition, pursuant to a registration statement on Form F-3 filed in February 2016, 11,407,904 of our ordinary shares are registered for resale by certain selling shareholders, including shareholders that are affiliated with members of our board of directors.

As of March 31, 2016, there were 2,615,903 warrants outstanding. If these warrants are exercised an additional 2,615,903 ordinary shares or ADSs will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules and Rule 144 and Rule 701 under the Securities Act. If these additional ordinary shares or ADSs are sold, or if it is perceived that they will be sold, in the public market, the trading price of the ADSs could decline. Any sales of securities by these security holders could have a negative effect on the trading price of the ADSs.

Our principal shareholders and senior management own a significant percentage of our shares and are able to exert significant control over matters subject to shareholder approval.

As of March 31, 2016, our senior management, board members, holders of 5% or more of our share capital and their respective affiliates beneficially own approximately 80% of our outstanding voting securities. As a result, these security holders have the ability either alone or voting together as a group to determine and/or significantly influence the outcome of matters submitted to our shareholders for approval, including the election and removal of board members, payment of dividends, amendments to our articles of association, including changes to our share capital or any mergers, demergers, liquidations and similar transactions. This may prevent or discourage unsolicited acquisition proposals or offers for our ordinary shares or ADSs that our shareholders or ADS holders may feel are in their best interest as a shareholder or holder of ADSs. In addition, this group of shareholders may have the ability to control our management and affairs. Such control and concentration of ownership may affect the market price of the ADSs and may discourage certain types of transactions, including those involving actual or potential change of control of us (whether through merger, consolidation, take-over or other business combination), which might otherwise have a positive effect on the market price of the ADSs.

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

We are incorporated under the laws of Denmark. Substantially all of our assets are located outside the United States. A significant portion of our board members and employees reside outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce against them or us in U.S. courts, including judgments predicated upon the civil liability provisions of the U.S. securities laws of the United States.

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

We report under the Exchange Act, as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act and although we are subject to Danish laws and regulations with regard to such matters and intend to furnish quarterly financial information to the SEC, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, foreign private issuers are not required to file their annual report on Form 20-F until four months after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from the Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, our shareholders and the holders of our ADS may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

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

We qualify as a foreign private issuer. As a result, in accordance with the listing requirements of The NASDAQ Global Select Market, we rely on home country governance requirements and certain exemptions thereunder rather than relying on the corporate governance requirements of The NASDAQ Global Select Market. For instance, the Listing Rules for the NASDAQ Stock Market, or the NASDAQ Listing Rules, for domestic U.S. issuers require listed companies to have, among other things, a majority of their board members be independent, and to have independent director oversight of executive compensation, nomination of board members and corporate governance matters. As a foreign private issuer, however, while we intend to comply with these requirements, we are permitted to follow home country practice in lieu of the above requirements. Danish law does not require that a majority of our board consist of independent directors or the implementation of a remuneration committee or nominating and corporate governance committee, and our board may thus in the future not include, or include fewer, independent directors than would be required if we were subject to the NASDAQ Listing Rules, or they may decide that it is in our interest not to have a remuneration committee or nominating and corporate governance committee, or have such committees governed by practices that would not comply with NASDAQ Listing Rules. Since a majority of our board of directors may not consist of independent directors if we decide to rely on the foreign private issuer exemption to the NASDAQ Listing Rules, our board’s approach may, therefore, be different from that of a board with a majority of independent directors, and as a result, the management oversight of our company could, in the future, be more limited than if we were subject to the NASDAQ Listing Rules. We intend to follow home country practice with regard to, among other things, quorum requirements generally applicable to general meetings of shareholders.

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

We qualify as a foreign private issuer and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. We may no longer be a foreign private issuer as of June 30, 2016, which would require us to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers as of January 1, 2017. In order to maintain our current status as a foreign private issuer, either (a) a majority of our ordinary shares or ADSs must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our executive officers or directors may not be U.S. citizens or residents, (ii) more than 50% of our assets cannot be located in the United States and (iii) our business must not be administered principally inside the United States. If we lost this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and NASDAQ rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

We may be a “passive foreign investment company” for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. investors.

Based on the current market price of the ADSs, and the value and composition of our income and assets, we do not believe we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2015. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that we will not be a PFIC for any taxable year. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during such year) is attributable to assets that produce or are held for the production of passive income. Because the value of our assets for purposes of this determination will generally be determined by reference to the market price of the ADSs, our PFIC status will depend in large part on the market price of the ADSs, which may fluctuate significantly. In addition, changes in the composition of our income or assets may cause us to become a PFIC. A separate determination must be made each taxable year as to whether we are a PFIC (after the close of each such taxable year). If we are a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10 E. Additional Information—Taxation—Material U.S. Federal Income Tax Consequences to U.S. Holders”) holds ordinary shares or ADSs, the U.S. Holder may be subject to adverse tax consequences, including (i) the treatment of all or a portion of any gain on disposition as ordinary income, (ii) the application of an interest charge with respect to such gain and certain dividends and (iii) compliance with certain reporting requirements. Each U.S. Holder is strongly urged to consult its tax advisor regarding these issues. See “Item 10 E. Additional Information—Taxation—Material U.S. Federal Income Tax Consequences to U.S. Holders.”

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

However, our ADS holders in the United States are not entitled to exercise or sell such pre-emptive subscription rights related to the ordinary shares, which they represent unless we register the pre-emptive subscription rights and the securities to which the pre-emptive subscription rights relate under the Securities Act or an exemption from the registration requirements is available. In addition, the deposit agreement provides that the depositary will not make rights available to ADS holders unless the distribution to ADS holders or both the rights and any related securities are either registered under the Securities Act or exempted from registration under the Securities Act. Further, if we offer holders of our ordinary shares the option to receive dividends in either cash or shares, under the deposit agreement the depositary may require satisfactory assurances from us that extending the offer to holders of ADSs does not require registration of any securities under the Securities Act before making the option available to holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, ADS holders may be unable to participate in our rights offerings or to elect to receive dividends in shares and may experience dilution in their holdings. In addition, if the depositary is unable to sell rights that are not exercised or not distributed or if the sale is not lawful or reasonably practicable, it will allow the rights to lapse, in which case our shareholders and ADS holders will receive no value for these rights.

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

Our registered office and principal executive offices are located at Tuborg Boulevard 5, DK-2900 Hellerup, Denmark and our telephone number is +45 36 94 44 86. Our agent for service of process in the United States is Ascendis Pharma, Inc. Our website address is www.ascendispharma.com. The information on, or that can be accessed through, our website is not part of and should not be incorporated by reference into this this annual report or any other report we file or furnish to the SEC. We have included our website address as an inactive textual reference only. Our ADSs are traded on The NASDAQ Global Select Market under the symbol ASND.

For additional information relating to the development of our company, see “Item 4 B. Information on the Company – Business Overview.”

B.	Business Overview

Overview

We are a clinical stage biopharmaceutical company applying our TransCon technology to develop a pipeline of long-acting prodrug therapies with best-in-class profiles to address large markets with significant unmet medical needs. We are developing our lead product candidate, TransCon human growth hormone, or TransCon hGH, for once-weekly administration to treat growth hormone deficiency, or GHD, and other indications. We have successfully completed Phase 2 studies of TransCon hGH in children and adults with GHD. In July 2015, we announced positive top-line results from a six-month Phase 2 study to evaluate the safety and efficacy of once-weekly TransCon hGH in 53 treatment-naïve, pre-pubertal children with GHD. Using our TransCon technology, we have established a new paradigm that combines the benefits of conventional prodrug and sustained release technologies, and is broadly applicable to proteins, peptides and small molecules. In addition to TransCon hGH, we have developed a pipeline of long-acting prodrug product candidates such as TransCon Treprostinil for the treatment of pulmonary arterial hypertension, or PAH, TransCon Peptides, for the treatment of diabetes, partnered with Sanofi, and TransCon Ranibizumab, in the field of ophthalmology, partnered with Genentech.

GHD is a serious orphan disease that affects both children and adults. Children with GHD are characterized by short stature, metabolic abnormalities, cognitive deficiencies and poor quality of life. GHD in adults is associated with premature mortality, increased adiposity, or fat mass, as well as psychiatric-cognitive, cardiovascular, muscular, metabolic and skeletal abnormalities. Human growth hormone, or hGH, is used for the long-term treatment of children and adults that fail to secrete adequate amounts of endogenous growth hormone. According to Medtrack, global sales from currently marketed hGH products grew to over $3 billion in 2014.

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

In order to achieve regulatory and commercial success, we believe that a new long-acting hGH product must provide a comparable safety, efficacy and tolerability profile to currently marketed daily hGH therapies. We have been developing TransCon hGH to provide patients, physicians, regulators, third-party payors and managed care administrators with a product profile that builds upon the longstanding and trusted use of currently approved daily hGH therapies, but in a dosage form that allows for once-weekly as opposed to daily injections. Key parameters of this profile include:

• Height velocity:	First-year height velocity comparable to daily hGH

• Mode of action:	TransCon prodrug liberates unmodified hGH

• Safety:	IGF-I and hGH levels comparable to those achieved with daily hGH therapies No nodule formation No lipoatrophy Immunogenic profile comparable to daily hGH therapy

• Tolerability:	<1.0 mL per injection 30 gauge, or finer, needle

• Device:	Convenient and easy-to-use

On July 30, 2015, we announced positive top-line results from a six-month Phase 2 study to evaluate the safety and efficacy of once-weekly TransCon hGH in 53 treatment-naïve, pre-pubertal children with GHD.

The Phase 2 pediatric study was conducted to investigate the safety, tolerability, pharmacokinetics, pharmacodynamics and efficacy of TransCon hGH in treatment-naïve pre-pubertal children with GHD who meet internationally recognized diagnostic criteria for GHD. The study enrolled 53 patients into the treatment phase and was a 6-month multi-center, randomized, open-label study comparing three dose levels of TransCon hGH (0.14; 0.21; and 0.30 mg hGH/kg/week), administered once per week, to the active control Genotropin (0.21 mg hGH/kg/week), administered as a daily injection.

Highlights from the top-line analysis include:

•	mean annualized height velocities among the three dosing levels administered weekly ranged from 11.9 cm for the 0.14 mg/kg/week dose to 13.9 cm for the 0.30 mg/kg/week dose, which were comparable to 11.6 cm for the active comparator, daily injections of Genotropin® at a 0.21 mg/kg/week dose;

•	there were no reports of drug-related serious or unexpected adverse events;

•	injection site reactions were generally mild and transient and were observed at a rate that was similar to the daily hGH control arm;

•	there were no observations of injection site nodule formation or lipoatrophy;

•	low immunogenicity consistent with published data for daily growth hormone, with no neutralizing antibodies;

•	maximum hGH blood concentration was comparable between equivalent weekly doses of TransCon hGH and daily hGH; and

•	a dose-proportional increase in IGF-I levels was observed following dosing of the three TransCon hGH dose levels. Consistent with expectations, transient point values of IGF-I standard deviation score > +2 have been observed in a small number of patients and primarily in the high-dose treatment arm.

The data announced represent a top-line analysis. We released the full data set for the Phase 2 pediatric study in October 2015 at the annual meeting of the European Society for Pediatric Endocrinology, and intend to initiate a Phase 3 pediatric study of TransCon hGH in mid-2016. As currently planned, this pivotal study will be a 12-month, parallel-group study evaluating a single dose of TransCon hGH versus daily injections of growth hormone, and will be primarily conducted in centers across Europe and North America. We believe a single Phase 3 study will support regulatory approval of TransCon hGH in Europe and the U.S. We are also developing a pen device with Medicom Innovation Partner A/S for administration of TransCon hGH that is designed to be easy-to-use in the pediatric population and leverages proven technologies.

We are also developing TransCon Treprostinil for the treatment of PAH, a life-threatening disease characterized by elevated blood pressure in the pulmonary arteries. According to Medtrack, the worldwide market for PAH treatment exceeded $4 billion in 2014. Treprostinil, the active agent in Remodulin®, marketed by United Therapeutics, belongs to a class of drugs known as prostacyclins, and is the leading infused therapy for the treatment of PAH. TransCon Treprostinil is designed as a once-daily self-administered subcutaneous injection, offering the same efficacy as continuously infused prostacyclins with a safer and improved tolerability profile. TransCon Treprostinil is expected to offer significant advantages as compared to currently infused prostacyclin therapies, including minimizing injection site pain and the risk of bloodstream infection. In April 2015 we announced data from the Phase 1 single ascending dose study of TransCon Treprostinil. TransCon Treprostinil produced dose-dependent increases in plasma Treprostinil levels in line with expectations. However, Treprostinil-related injection-site tolerability issues did not meet the criteria defined in the target product profile. We are conducting additional research on new product formulations of TransCon Treprostinil and plans to resume clinical development when product improvements to mitigate current limitations have been addressed.

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

TransCon Product Candidate Pipeline

The table below depicts the current development status of our product candidates:

Product Candidate	Primary Indication	Approved Parent Drug	Stage of Development	Market Size	Worldwide Commercial Rights
TransCon Growth Hormone	Pediatric Growth hormone deficiency		Phase 3 (initiation planned mid-2016)	> $3 billion
	Adult Growth hormone deficiency		Phase 2

TransCon Treprostinil	Pulmonary Arterial Hypertension		Phase 1	> $1 billion

TransCon Ranibizumab	Ophthalmology		Preclinical	> $7 billion

TransCon Peptides	Diabetes		Preclinical	> $1 billion

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

We maintain an intellectual property portfolio comprising approximately 57 issued patents and more than 200 patent applications as of December 31, 2015, with claims directed to composition of matter, process, formulation and/or methods-of-use for our product candidates and core TransCon technology. In addition, each of our collaboration partners has granted us rights that enable us to freely commercialize all improvements to the TransCon technology developed by our collaboration partners outside of the field identified in their respective collaboration agreements. We hold worldwide rights to our TransCon technology and have no third-party royalty or milestone payment obligations with respect to our TransCon technology or any of our product candidates. While our TransCon prodrugs may incorporate already approved parent drugs, each of our product candidates is a new molecular entity and is therefore eligible to be granted new intellectual property rights, including new composition of matter patents.

Our Strategy

Our goal is to leverage our TransCon technology to create a pipeline of proprietary products and form collaborations with market-leading biopharmaceutical companies to develop new products that incorporate our TransCon technology in therapeutic areas that are of strategic importance.

Key elements of our strategy to achieve this goal include:

•	Leverage our TransCon technology to create a pipeline of new product candidates with best-in-class therapeutic profiles in large markets: Our goal is to create a robust pipeline of innovative, best-in-class therapeutics that capitalize upon the unique advantages of our TransCon technology. We intend to develop new TransCon-based product candidates in multi-billion dollar markets where we believe we can meaningfully improve the existing standard of care. We believe the data from our Phase 2 pediatric study of TransCon hGH supports our ability to develop a best-in-class therapeutic for treatment of GHD.

•	Complete the clinical development of TransCon hGH to support regulatory approval for the treatment of GHD and other indications: We have successfully completed Phase 2 studies of TransCon hGH in children and adults with GHD. In July 2015, we announced positive top-line results from a six-month Phase 2 study to evaluate the safety and efficacy of once-weekly TransCon hGH in 53 treatment-naïve, pre-pubertal children with GHD. We expect to conduct an End of Phase 2 meeting with the FDA and consult with the EMA. Depending on feedback we may receive from the FDA and the EMA, we intend to initiate a Phase 3 pivotal trial of TransCon hGH in mid-2016.

•	Continue to establish strategic collaborations with market-leading biopharmaceutical companies: We intend to enter into additional collaborations with market-leading biopharmaceutical companies to develop and commercialize products in therapeutic categories of strategic importance to our collaborators. We will seek opportunities to structure our collaborations in ways that allow us to retain development and commercialization rights in key specialty markets where we can maintain a focused sales force. We expect our collaborations to provide substantial up-front technology licensing fees, development milestone payments and/or royalties, and reimburse us for the time we spend assisting them with research and development activities. This reduces our dependence on the financial markets to fund on-going operations and our development programs.

•	Pursue expedited regulatory pathways: We intend to pursue the fastest feasible pathways to approval for our portfolio of product candidates. Because our TransCon technology enables the sustained release of an unmodified parent drug with established clinical safety, efficacy and tolerability, we believe, in many cases, that we will be in a position to pursue an expedited clinical development and regulatory approval pathway as compared to the development of traditional new molecular entities. These may include the Section 505(b)(2) approval pathway in the United States and similar pathways in non-U.S. markets, which pathway allows us to rely in part on studies of safety and effectiveness that were not conducted by us or on our behalf.

•	Strengthen our leadership position in the field of long-acting prodrug technology: We believe that our deep experience base in developing TransCon-based product candidates establishes us as the leader in long-acting prodrug technology, and we intend to further strengthen this leadership position through investment in our TransCon technology, new technologies, our lab, clinical and commercial scale manufacturing capabilities and our methods and know-how. In partnership with our collaborators, we have developed a powerful and integrated set of capabilities that are critical to our ability to rapidly and efficiently develop, optimize and scale-up manufacturing for new TransCon-based product candidates. In addition, each of our collaboration partners has granted us rights that enable us to freely commercialize all improvements to the TransCon technology developed by our collaboration partners outside of the field identified in their respective collaboration agreements.

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

TransCon Product Candidates

TransCon human Growth Hormone (hGH)

Our lead product candidate is TransCon human Growth Hormone, or TransCon hGH, for the treatment of growth hormone deficiency, or GHD. Leading products for the treatment of GHD require that patients, the majority of whom are children, receive daily injections over many years. The burden of daily administration often results in poor patient compliance, potentially leading to suboptimal treatment outcomes. Despite this, global annual sales from currently marketed hGH products exceeded $3 billion in 2014 according to Medtrack. We are developing TransCon hGH as a prodrug with once-weekly administration that releases unmodified growth hormone, maintaining the same mode of action as daily hGH therapies. Clinical studies of TransCon hGH have demonstrated a comparable efficacy, safety, tolerability and immunogenic profile to that of daily growth hormone. If approved, TransCon hGH may reduce the burden of daily treatment by requiring significantly fewer injections, which may improve compliance and treatment outcomes. We have successfully completed Phase 2 studies of TransCon hGH in children and adults with GHD. In July 2015, we announced positive top-line results from a six-month Phase 2 study to evaluate the safety and efficacy of once-weekly TransCon hGH in 53 treatment-naïve pre-pubertal children with GHD. We plan to conduct an End of Phase 2 meeting with the FDA and consult with the EMA, and then initiate a Phase 3 study in growth hormone deficient children in mid-2016. In addition, we are developing a pen device with Medicom Innovation Partner A/S for administration of TransCon hGH that is designed to be easy-to-use in the pediatric population and leverages proven technologies.

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

After more than thirty years of collective industry experience with growth hormone development and commercialization, we believe that a clear set of product attributes has emerged as being necessary for clinical, regulatory and commercial success. We are developing TransCon hGH as a once-weekly therapy with a target profile designed to match that of daily growth hormone therapies on key parameters, including:

• Height velocity:	First-year height velocity comparable to daily hGH

• Mode of action:	TransCon prodrug liberates unmodified hGH

• Safety:	IGF-I and hGH levels comparable to those achieved with daily hGH therapies No nodule formation No lipoatrophy Immunogenic profile comparable to daily hGH therapy

• Tolerability:	<1.0 mL per injection 30 gauge, or finer, needle

• Device:	Convenient and easy-to-use

Market Opportunity

According to Medtrack, global annual sales from currently marketed daily hGH injections exceeded $3 billion in 2014. We believe a significant market opportunity exists for a long-acting version of hGH with comparable efficacy, safety and tolerability as daily growth hormone products.

The current standard of care for GHD is daily subcutaneous injections of hGH. All currently marketed hGH products in the United States, Norditropin® (Novo Nordisk A/S), Humatrope® (Eli Lilly and Company), Nutropin AQ® (Genentech), Genotropin® (Pfizer Inc.), Saizen® (Merck Serono S.A.), Zomacton® (Ferring Pharmaceuticals, Inc.) and Omnitrope® (Sandoz GmbH), contain unmodified hGH and are administered by daily subcutaneous injections. The global market for daily hGH products is dominated by Novo Nordisk, Pfizer, Eli Lilly, Sandoz, Merck KGaA and Roche, which together account for approximately 95% of global market share.

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

There are currently no long-acting growth hormone treatment options available in the United States or Europe. GeneScience Pharmaceuticals Co., Ltd., Genexine Inc., Hanmi Pharmaceutical, Novo Nordisk A/S, OPKO Health, Inc., Teva Pharmaceutical Industries Ltd. and Versartis, Inc. are developing long-acting growth hormone analogs based on permanent modification of growth hormone. In particular, we are aware that certain of these competitors have reported 6-month annualized height velocities ranging from 8.7 cm for a bi-weekly dosing frequency to 12.2-13.6 cm for a weekly dosing frequency.

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

In addition to the currently approved and marketed daily growth hormone therapies, there are a variety of experimental growth hormone therapies in different stages of clinical development by various companies, including Bioton S.A., Critical Pharmaceuticals, Ltd., Dong-A Pharmaceutical, and all of the global and regional pharmaceutical companies with existing growth hormone franchises.

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

Higher-Strength Formulation: Phase 1 single-dose study in healthy volunteers

We are currently conducting a Phase 1 comparability study of a higher-strength formulation of TransCon hGH. In this study, we are comparing the pharmacokinetic and pharmacodynamics response between a single-dose of the higher-strength and the present formulation of TransCon hGH at comparable dose levels. We believe the higher-strength formulation of TransCon hGH would allow smaller injection volumes of TransCon hGH for both patients with GHD as well as for high-dose growth hormone indications, such as patients with Turner Syndrome and Idiopathic Short Stature.

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

Phase 2 study in pediatric patients with GHD

On July 30, 2015, we announced positive top-line results from a six-month Phase 2 study to evaluate the safety and efficacy of once-weekly TransCon hGH in 53 treatment-naïve, pre-pubertal children with GHD. The Phase 2 pediatric study was conducted to investigate the safety, tolerability, pharmacokinetics, pharmacodynamics and efficacy of TransCon hGH in treatment-naïve pre-pubertal children with GHD. The Phase 2 pediatric study enrolled patients from across Europe and North Africa who meet internationally recognized criteria for GHD, including short stature as measured by height and height velocity, two hGH stimulation tests, a bone age evaluation, and IGF-I levels below -1 standard deviation score, or SDS. Published data from clinical trials of growth hormone and growth hormone analogs suggests that our Phase 2 pediatric study patient demographics are comparable to U.S. and E.U. studies of daily and long-acting growth hormone products. The study enrolled 53 patients into the treatment phase and was a 6-month multi-center, randomized, open-label study comparing three dose levels of TransCon hGH (0.14; 0.21; and 0.30 mg hGH/kg/week), administered once per week, to the active control Genotropin (0.21 mg hGH/kg/week), administered as a daily injection. The primary efficacy endpoint is annualized mean height velocity at six months.

Mean annualized height velocities among the three dosing levels administered weekly ranged from 11.9 cm for the 0.14 mg/kg/week dose to 13.9 cm for the 0.30 mg/kg/week dose, which were comparable to 11.6 cm for the active comparator, daily injections of Genotropin® at a 0.21 mg/kg/week dose.

Figure 2. Annualized six-month height velocity (N=53) of three dose-levels of TransCon hGH administered once per week (at doses of 0.14, 0.21 and 0.30 mg hGH/kg/week), against an active control group comprising Genotropin® (0.21 mg hGH/kg/week), administered as injections once per day (0.03 mg hGH/kg) for seven days.

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

Figure 4. hGH profiles during Week 13 following weekly subcutaneous administration of TransCon hGH (0.21 mg hGH/kg/week) or daily subcutaneous administration of Genotropin® (0.21 mg hGH/kg/week). Error bars +Standard Error of the Mean

The annualized height velocity reported from the December 2014 interim analysis compares favorably in a cross-study comparison with the height velocity reported in a large pharmaco-epidemiological survey known as KIGS—Pfizer International Growth Database. KIGS is a registry that measures real-world outcomes from daily growth hormone therapy, which includes the negative effect of non-compliance on treatment outcomes. We believe that once-weekly TransCon hGH will reduce the burden of daily injections, improving patient compliance and thereby potentially improving treatment outcomes. As demonstrated by the difference in the height velocity between TransCon hGH and the age-matched KIGS historical controls in the figure below, if the efficacy observed for TransCon hGH in the interim analysis is confirmed in longer term studies, it may be possible to improve real-world treatment outcomes by improving compliance with the dosing regimen.

Figure 5. Comparison of annualized six-month height velocity of TransCon hGH to age-matched historical controls that were prescribed daily hGH at a weekly dose of 0.22 mg/kg/week (Ranke et al 2010). This cross-study comparison is a post hoc analysis with no statistical comparison conducted between the two groups.

There were over 1100 injections thus far in our Phase 2 pediatric study. There was one reported case of an inguinal hernia, which has been deemed unlikely to be related to the study drug, and there were no other reports of serious or unexpected adverse events. The adverse events observed were consistent with daily hGH therapy and not different between cohorts. Injection site reactions were generally mild and transient and we observed no incidences of injection site nodule formation or lipoatrophy. TransCon hGH showed low immunogenicity comparable to levels reported for daily hGH therapies, with no neutralizing antibodies.

Development Plans

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

In addition, we are developing a pen device with Medicom Innovation Partner A/S for administration of TransCon hGH that is designed to be easy-to-use in the pediatric population and leverages proven technologies.

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

TransCon Treprostinil

We are developing TransCon Treprostinil for the treatment of PAH, a life-threatening disease characterized by elevated blood pressure in the pulmonary arteries. According to Medtrack, the worldwide market for PAH therapies exceeded $4 billion in 2014.

Treprostinil, the active agent in United Therapeutics’ product Remodulin®, is the leading infused therapy for the treatment of PAH. We are applying our TransCon technology to develop TransCon Treprostinil to be given as a once-daily injection rather than as continuously infused therapy. This improvement in the administration of treprostinil is expected to minimize the limitations of infused treprostinil therapy, such as infusion site pain and the risk of infection. In April 2014, we announced data from the Phase 1 single ascending dose study of TransCon Treprostinil. TransCon Treprostinil produced dose-dependent increases in plasma treprostinil levels in-line with expectations. However, treprostinil-related injection-site tolerability issues did not meet the criteria defined in the target product profile. We are conducting additional research on new product formulations of TransCon Treprostinil and plan to resume clinical development when product improvements to mitigate current limitations have been addressed.

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

Market Opportunity

According to Medtrack, the worldwide market for PAH therapies exceeded $4 billion in 2014 and the worldwide market for prostacyclin-based PAH treatments exceeded $1.2 billion in 2013. It is estimated that PAH affects between 100,000 and 200,000 individuals worldwide. Although awareness of PAH continues to grow and the number of people diagnosed with the disease is increasing, PAH is still considered an orphan disease. Due to the low prevalence of the disease and the complexity of diagnosing PAH, only a small fraction of affected patients are currently being treated. Easier, less invasive methods of diagnosing PAH are under investigation, and, if successful, more patients could be diagnosed at an earlier stage of the disease, increasing the number of patients seeking treatment.

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

Oral Prostacyclin Receptor Agonists

In December 2013, United Therapeutics received FDA approval for OrenitramTM (treprostinil) Extended-Release Tablets. When used as monotherapy, the effect of OrenitramTM on exercise is small and OrenitramTM has not yet been shown to be efficacious in combination with other approved PAH therapies. Gastro-intestinal side effects resulting from treatment with OrenitramTM can be dose limiting, and may prevent titration to an effective dose level. In December 2015, Actelion received FDA approval for Uptravi (selexipag), an oral prostacyclin receptor agonist.

Alternative Infusion Pumps

United Therapeutics is supporting studies of treprostinil administered by an implantable pump, in partnership with Medtronic. The SynchroMed II Remodulin® pump will be surgically implanted in the abdomen of patients and re-filled by transdermal injection into an injection port. As the pump requires surgery for implantation, it is an invasive intervention and risks associated with the implantation surgery in an already fragile PAH patient base may affect adoption rates. In December 2014, a premarket approval application was submitted to the FDA for the use of Medtronic’s Implantable pump with Remodulin®. In April 2015, the FDA filed a consent decree requiring Medtronic to stop manufacturing, designing and distributing SynchroMed II implantable infusion pump systems, except in limited circumstances, citing violation of the quality system regulation for medical devices. We understand United Therapeutics is currently assessing the impact of this consent decree on the program to develop Remodulin Implantable System.

In December 2014, United Therapeutics entered into an exclusive agreement with DEKA Research & Development Corp. (DEKA) to develop a pre-filled, semi-disposable pump system for subcutaneous delivery of Remodulin.

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

Development of TransCon Treprostinil

In April 2015, we announced data from the Phase 1 single ascending dose study of TransCon Treprostinil. TransCon Treprostinil produced dose-dependent increases in plasma treprostinil levels in-line with expectations. However, treprostinil-related injection-site tolerability issues did not meet the criteria defined in the target product profile. We are conducting additional research on new product formulations of TransCon Treprostinil and plan to resume clinical development when product improvements to mitigate current limitations have been addressed.

As TransCon Treprostinil is a prodrug of treprostinil, we believe that we are eligible to pursue a Section 505(b)(2) regulatory strategy and rely upon the FDA’s previous findings of safety and effectiveness for treprostinil. Depending upon the outcome of future clinical studies, we may further propose to the FDA that we pursue a Section 505(b)(2) regulatory strategy based on demonstrating bioequivalence of TransCon Treprostinil to Remodulin®. If the FDA agrees to our proposed Section 505(b)(2) regulatory path, the development timelines for TransCon Treprostinil may be expedited compared to conventional drug approvals.

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

TransCon Peptides

Overview and Market Opportunities

Together with our collaboration partner, Sanofi, we are developing TransCon Peptides for the treatment of diabetes, a major cause of morbidity and mortality across the world. The current standard of care for diabetes often includes daily injections. Compliance and adherence to such regimens are poor due to the burden of daily injections. According to the WHO, diabetes is a global epidemic with 347 million people worldwide having diabetes. The diabetes market is expected to increase due in part to increasing obesity rates, and currently supports 10 major products with combined sales in 2014 exceeding $30 billion, according to Medtrack. More than half of these are peptidic drugs requiring daily injections.

Our Solution: TransCon Peptides

With our collaboration partner, Sanofi, we are researching and developing long-acting TransCon prodrugs for the treatment of diabetes. Our TransCon prodrugs are designed to enable safe and efficacious levels of unmodified drug and provide extended dosing profiles. Sanofi is currently conducting preclinical studies to evaluate the safety and efficacy of various TransCon prodrug candidates for the treatment of diabetes.

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

In 2014, the worldwide sales of anti-VEGF ophthalmology drugs exceeded $7 billion, comprised primarily of Lucentis® and a recent entrant Eylea® from Regeneron Pharmaceuticals, Inc./Bayer AG. There is high interest in developing longer acting therapies for intravitreal drug delivery in order to reduce the burdensome intravitreal injections required by the current standard of care. In this market, patient compliance remains a challenge and patients and physicians sometimes accept less than optimal dosing frequencies for certain individuals. A reliable and consistent method to achieve visual gains with up to half-yearly dosing represents a potential major breakthrough and could quickly become the new standard of care.

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

We are aware that other companies are developing or evaluating enhanced drug delivery and sustained release technologies, which may be competitive with our TransCon technology. In particular, we believe Nektar Therapeutics, OPKO Health, Inc., ProLynx LLC and Serina Therapeutics, Inc. are developing technology platforms in the areas of enhanced drug delivery and reversible linkers that may be competitive with our TransCon technology. We also expect that technological developments will occur at a rapid rate and that competition is likely to intensify as various enhanced delivery and sustained released technologies may achieve similar advantages.

For more information about our revenue and where we compete, see Note 4 to our audited consolidated financial statements included in Item 18 of this annual report.

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

As of December 31, 2015, we own a total of 37 patent families, of which 8 are currently in their priority year or international phase and we own several granted patents in the United States (11), Europe (2), Australia (10), Canada (1), China (6), Israel (4), New Zealand (2), Japan (4), Mexico (5), Singapore (3), Russia (1) and South Africa (8) and have more than 200 pending national/regional applications in a total of 19 jurisdictions (excluding the member states of the European Patent Convention in which our European patents were validated).

So far none of our granted patents has been subject to opposition proceedings, appeals or similar actions aiming at revoking or restricting the scope of a granted patent.

The patent portfolios for the fields containing our most advanced product candidates as of December 31, 2015 are summarized below and the expected expiration dates included in the summary below do not give effect to patent term extensions that may be available.

TransCon hGH

Our patent portfolio related to TransCon hGH includes six patent families relating to different aspects of TransCon hGH. The first of these patent families is a composition of matter patent family directed to the particular stoichiometry of TransCon hGH and a related TransCon carrier. As of December 31, 2015, this patent family included patents granted in Europe and the United States and a patent application in Europe. We expect any patents granted in this patent family to expire in October 2024.

The second of these patent families is a composition of matter patent family directed to a TransCon linker used in TransCon hGH. As of December 31, 2015, this patent family included patents granted in the United States, Australia, Japan and Mexico and included patent applications in Europe, the United States, Brazil and Canada. We expect any patents granted in this patent family to expire in March 2025.

The third of these patent families is a composition of matter patent family directed to a broad class of TransCon hGH lead candidate structures. As of December 31, 2015, this patent family included patents granted in Australia, China, Israel, Mexico, Russia and South Africa and included patent applications in Europe, the United States, Brazil, Canada, India, Japan, Mexico and Russia. We expect any patents granted in this patent family to expire in April 2029.

The fourth of these patent families is a composition of matter patent family directed to specific dry pharmaceutical compositions comprising TransCon hGH. As of December 31, 2015, this patent family included patents granted in Australia, Singapore and South Africa and included patent applications in Europe, the United States, Brazil, Canada, China, Israel, India, Mexico and Russia. We expect any patents granted in this patent family to expire in December 2030.

The fifth of these patent families is a composition of matter patent family directed to a broad class of TransCon hGH lead candidate structures. As of December 31, 2015, this patent family consists of an international patent application. We expect any patents granted in this patent family to expire in November 2035.

The sixth of these patent families is directed to a particular dosage regiment for long-acting growth hormone formulations. As of December 31, 2015, this patent family consists of an international patent application. We expect any patents granted in this patent family to expire in November 2035.

TransCon Treprostinil

Our patent portfolio related to TransCon Treprostinil currently includes two patent families. The first patent family is a composition of matter patent family directed to the TransCon Treprostinil product concept. As of December 31, 2015, this patent family included patent applications in Europe, the United States, Australia, Brazil, Canada, China, Israel, India, Japan, South Korea, Mexico, Singapore and South Africa. We expect any patents granted in this patent family to expire in August 2032. The second patent family is also a composition of matter patent family directed to the lead candidate structure including the actual product structure. As of December 31, 2014, this patent family included patent applications in Europe, the United States, Australia, Brazil, Canada, China, Israel, India, Japan, South Korea, Mexico, Singapore and South Africa. We expect any patents granted in this patent family to expire in August 2032.

Field of Diabetes

In the field of diabetes, our patent portfolio related to TransCon product candidates under development with our collaboration partner, Sanofi, include four product-specific patent families previously sold to Sanofi and four technology-patent families owned by us and out-licensed to Sanofi. The first patent family owned by us is referred to as our AP006 patent family and this patent family is a composition of matter patent family broadly directed to one of our TransCon linkers. This patent family relates to our TransCon technologies and product candidates in the diabetes and ocular fields, among others. As of December 31, 2015, this patent family included patents granted in the United States, Australia, China, Israel, Japan, Mexico and South Africa and included patent applications in Europe, the United States, the United Arab Emirates, Brazil, Canada, India, Mexico and Russia. We expect any patents granted in this patent family to expire in January 2029.

The second patent family owned by us is referred to as our AP003 patent family and this patent family is a combination of a composition of matter and a process patent family directed to particular TransCon hydrogels. This patent family relates to our TransCon technologies and product candidates in the diabetes and ocular fields, among others. As of December 31, 2015, this patent family included two patents granted in the United States and included patent applications in Europe and the United States. We expect any patents granted in this patent family to expire in October 2024.

The third patent family is a composition of matter patent family also directed to a PEG-based hydrogel comprising certain backbone and crosslinker structures. As of December 31, 2015, this patent family included patents granted in Australia, China, New Zealand, Singapore and South Africa, and included patent applications in Europe, the United States, Brazil, Canada, Indonesia, Israel, India, Japan, South Korea, Mexico, Malaysia, Russia and Thailand. We expect any patents granted in this patent family to expire in July 2030.

The third patent family owned by us is referred to as our AP019 patent family and this patent family is a process patent family directed to the sterilization of TransCon hydrogels. This patent family relates to our TransCon technology and product candidates in the diabetes and ocular fields, among others. As of December 31, 2015, this patent family included patents granted in the United States, Australia, China, Israel, Mexico, New Zealand, Singapore and South Africa, and included patent applications in Europe, the United States, Brazil, Canada, Indonesia, India, Japan, South Korea, Mexico, Malaysia, Russia and Thailand. We expect any patents granted in this patent family to expire in October 2030.

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

The first patent family is exclusively out-licensed to Genentech and is a composition of matter patent family directed to the general concept of using hydrogel prodrugs for the treatment of ocular diseases. As of December 31, 2015, this patent family included one granted patent in South Africa and included patent applications in Europe, the United States, Australia, Brazil, Canada, China, Israel, Japan, South Korea, Mexico, Malaysia, New Zealand, Russia and Singapore. We expect any patents granted in this patent family to expire in October 2032.

The second patent family exclusively out-licensed to Genentech is a composition of matter patent family directed to a broad class of TransCon prodrugs of vascular endothelial growth factor neutralizing drugs. As of December 31, 2015, this patent family included one granted patent in South Africa and included patent applications in Europe, the United States, Australia, Brazil, Canada, China, Israel, Japan, South Korea, Mexico, Malaysia, New Zealand, Russia and Singapore. We expect any patents granted in this patent family to expire in October 2033. The third patent family not described above is a process patent family also comprising product-by-process claims directed to a TransCon hydrogel especially applicable to protein drugs and product candidates. As of December 31, 2015, this patent family included patent applications in Europe, the United States, Australia, Brazil, Canada, China, Israel, India, Japan, Mexico, Malaysia, Russia, Singapore and South Africa. We expect any patents granted in this patent family to expire in October 2033. The fourth patent family not described above is a composition of matter patent family directed to inventions useful in the synthesis of certain prodrugs generally related to protein conjugates. As of December 31, 2015, this patent family is in international phase claiming priority of a European patent application. We expect any patents granted in this patent family to expire in October 2034.

TransCon Technology

Our patent portfolio also includes patents and patent applications generally relating to our TransCon technology, including TransCon linkers, TransCon carriers and certain soluble conjugates. We own an aggregate of eleven patent families relating to TransCon linkers, the material components of which are described above. We own an aggregate of eight patent families relating to TransCon carriers, the material components of which are described above. Finally, we own a composition of matter patent family that is directed to soluble conjugates in which one drug molecule is connected to one TransCon carrier molecule. As of December 31, 2015, this patent family included patents in Europe and the United States and patent applications in Europe. We expect any patents granted in this patent family to expire in October 2024.

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

We are developing a pen device with Medicom Innovation Partner A/S to facilitate the administration of TransCon hGH by end-users. We anticipate the EMA, the FDA and other similar regulatory authorities will require a separate approval of our pen device that is in addition to the approval we are seeking for the drug component of TransCon hGH. Typically, the FDA’s Office of Combination Products assigns a combination product to a specific Agency Center as the lead reviewer after an applicant submits a Request for a Designation. The FDA determines which Center will lead a product’s review based upon the product’s primary mode of action. Depending on the type of combination product, its approval, clearance or licensure may usually be obtained through the submission of a single marketing application. However, the FDA sometimes will require separate marketing applications for individual constituent parts of the combination product which may require additional time, effort, and information. Even when a single marketing application is required for a combination product, such as an NDA for the a combination pharmaceutical and device product, both the FDA’s Center for Drug Evaluation and Research and the FDA’s Center for Devices and Radiological Health may participate in the review. An applicant will also need to discuss with the Agency how to apply certain premarket requirements and post-marketing regulatory requirements, including conduct of clinical trials, adverse event reporting and good manufacturing practices, to their combination product.

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

Certain of our operations are conducted through our subsidiaries and we have the following subsidiaries: Ascendis Pharma GmbH (Germany), Ascendis Pharma, Inc. (Delaware, United States), Ascendis Pharma, Ophthalmology Division A/S (Denmark), Ascendis Pharma, Endocrinology Division A/S (Denmark), Ascendis Pharma, Osteoarthritis Division A/S (Denmark) and Ascendis Pharma, Circulatory Diseases Division A/S (Denmark). These subsidiaries are also set forth in Exhibit 8.1 to this annual report.

D.	Property, Plant and Equipment

In January 2016, we moved our headquarters to Tuborg Boulevard 5, DK-2900 Hellerup, Denmark, where we lease approximately 1,328 square meters of office space. The lease commenced on December 1, 2015 and can be terminated at the earliest on (1) November 30, 2022 by our option, and (2) November 30, 2028 by the landlord’s option. The lease provides for an annual base rent of approximately DKK 2,205,100, or €295,487 (based on the exchange rate reported by the European Central Bank on December 31, 2015). We maintain a research facility in Heidelberg, Germany, where we lease 1,495 square meters of office and laboratory space. The lease for our Heidelberg facility expires January 31, 2017. We have also leased in Palo Alto, California (1) 170 square meters of office space pursuant to a lease that expires May 30, 2018 and (2) 465 square meters of office space pursuant to a lease that expires March 15, 2021, which may be extended at our option for three years subject to certain conditions. We believe that our existing facilities are adequate for our near-term needs. We believe that suitable additional or alternative space would be available if required in the future on commercially reasonable terms.

Item 4A	Unresolved Staff Comments

Not applicable.

Item 5	Operating and Financial Review and Prospects

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the “Selected Financial Data” section of this annual report and our consolidated financial statements and related notes appearing elsewhere in this annual report. In addition to historical information, this discussion contains forward-looking statements based on our current expectations that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth in the “Risk Factors” and “Forward-Looking Statements” sections and elsewhere in this annual report.

A.	Operating Results

Overview

We are a clinical stage biopharmaceutical company applying our TransCon technology to develop a pipeline of long-acting prodrug therapies with best-in-class profiles to address large markets with significant unmet medical needs. We are developing our lead product candidate, TransCon human growth hormone, or TransCon hGH, for once-weekly administration to treat growth hormone deficiency, or GHD, and other indications. We have successfully completed Phase 2 studies of TransCon hGH in children and adults with GHD. In July 2015, we announced positive top-line results from a six-month Phase 2 study to evaluate the safety and efficacy of once-weekly TransCon hGH in 53 treatment-naïve, pre-pubertal children with GHD. Using our TransCon technology, we have established a new paradigm that combines the benefits of conventional prodrug and sustained release technologies, and is broadly applicable to proteins, peptides and small molecules. In addition to TransCon hGH, we have developed a pipeline of long-acting prodrug product candidates such as TransCon Treprostinil for the treatment of pulmonary arterial hypertension, or PAH, TransCon Peptides, for the treatment of diabetes, partnered with Sanofi, and TransCon Ranibizumab, in the field of ophthalmology, partnered with Genentech.

We commenced operations in December 2007 when we acquired Complex Biosystems GmbH, the company that invented the TransCon technology. Since we commenced operations in 2007, we have devoted substantially all of our efforts to developing our product candidates, including conducting preclinical studies and clinical trials and providing general and administrative support for these operations. We do not have any approved products and have never generated any revenue from product sales. Since our inception through December 31, 2015, we have funded our operations through the sale of €186.6 million of our preference shares, ordinary shares and convertible debt securities, including our IPO and exercise of warrants, and we have received aggregate gross proceeds of approximately €73.3 million from collaboration partners for up-front technology licensing fees, assignment of certain intellectual property rights and for services rendered under those agreements.

We had a net loss of €32.9 million for the year ended December 31, 2015 compared to a net loss of €9.7 million for the year ended December 31, 2014, and a net profit of €4.1 million for the year ended December 31, 2013. Our total equity was €120.3 million as of December 31, 2015 compared to €45.8 million as of December 31, 2014. We have not generated royalties or revenues from product sales, and do not expect to generate royalties or revenues from product sales prior to regulatory approval of any of our product candidates.

In November 2014, we issued 6,133,832 preference D shares to new and existing investors at a price of €8.0602 ($9.7818) per share for aggregate gross proceeds of approximately €48 million ($60 million). In February 2015, we closed our initial public offering of 6,900,000 American Depositary Shares on the NASDAQ Global Select Market. Each ADS represents one ordinary share at a price to the public of $18.00 per ADS, generating gross proceeds to the Company of $124.2 million (€109.8 million at the date of transaction). We believe that at some point in the future we will need substantial additional capital to support our operating activities and adequate funding may not be available to us on acceptable terms, or at all.

We anticipate that our expenses will increase substantially in the future as we:

•	pursue our ongoing and planned clinical development of TransCon hGH for the treatment of pediatric GHD;

•	continue to invest in our TransCon technology, including our intellectual property, our lab, clinical and commercial scale manufacturing capabilities and our methods and know-how;

•	hire additional personnel, particularly in our research and development, clinical supply and quality control groups;

•	add operational, financial and management information systems and related finance and compliance personnel; and

•	continue to operate as a public company.

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

Research and Development Costs

Research and development costs represent costs incurred to conduct discovery and development of our proprietary product candidates as well as research and development of product candidates for our collaboration partners and costs related to services performed on feasibility studies for potential collaboration partners. We expense all research costs as they are incurred, with development costs being expensed to the extent they do not meet the criteria for capitalization. To date, we have not capitalized any of our development costs.

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

Government grants are recognized when there is reasonable assurance that the conditions underlying the grant have been met and that the grant will be received. We did not receive any government grants in 2015 or 2014. In 2013, we received grants from the German Bundesministerium for development activities related to early stage research applying our TransCon technology to various therapeutic compounds and disease categories. Government grants to cover research and development costs incurred are recognized as a reduction of research and development costs proportionally over the periods during which the related research and development expenses are incurred.

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

For the year ended December 31, 2015, we incurred direct and indirect research and development costs of €26.5 million and €14.0 million, respectively, compared to €9.3 million and €10.4 million for the year ended December 31, 2014 and €4.3 million and €8.4 million, respectively, for the year ended December 31, 2013.

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

We expect our general and administrative expenses to increase in the future as we expand our operating activities and prepare for potential commercialization of our product candidates, increase our headcount, and support our operations as a public company, including increased expenses related to legal, accounting, regulatory and tax-related services associated with maintaining compliance with the rules and regulations applicable to companies listed on a securities exchange, and costs related to compliance and reporting obligations pursuant to the rules and regulations of the Securities and Exchange Commission, or SEC. In addition, we expect to incur increased expenses related to additional insurance, investor relations activities and other increases related to needs for additional administration and professional services associated with being a public company.

Finance Income and Finance Expenses

We do not hold any interest-bearing debt. As such, finance income and finance expenses consist primarily of realized and unrealized exchange rate gains and losses on cash, receivables and payables in foreign currencies. As we undertake transactions denominated in foreign currencies, we are exposed to exchange rate fluctuations. We manage our exchange rate exposure through maintaining positions in the various currencies used in the operations and managing payments from the most appropriate positions. We are primarily exposed to movements in U.S. Dollars, or USD, British Pounds, or GBP, and Danish Kroner, or DKK. We do not enter into derivative financial instruments to manage our exposure to exchange rate risks

Results of Operations

Comparison of the years ended December 31, 2015, 2014 and 2013:

	Year Ended December 31,
	2015	2014	2013
	(EUR’000)	(EUR’000)	(EUR’000)
Revenue	8,118	13,983	20,408
Research and development costs	(40,528)	(19,698)	(12,713)
General and administrative expenses	(9,415)	(6,274)	(2,416)

Operating profit / (loss)	(41,825)	(11,989)	5,279

Finance income	11,048	1,877	158
Finance expenses	(2,797)	(228)	(732)

Profit / (loss) before tax	(33,574)	(10,340)	4,705

Tax on profit / (loss) for the year	652	682	(626)

Net profit / (loss) for the year	(32,922)	(9,658)	4,079

Revenue

The following table summarizes our revenue for the years ended December 31, 2015, 2014 and 2013:

	Year Ended December 31,
	2015	2014	2013
	(EUR’000)	(EUR’000)	(EUR’000)
Revenue from the rendering of services	3,192	6,074	4,161
License income	4,926	7,909	16,247

Total revenue	8,118	13,983	20,408

Revenue for the year ended December 31, 2015 was €8.1 million, a decrease of €5.9 million, or 42%, compared to €14.0 million for the year ended December 31, 2014. This change was primarily driven by a decrease of €3.2 million in revenue from our collaboration with United Therapeutics as a result of the collaboration ending at June 30, 2014. Revenue from our collaboration with Sanofi decreased by €2.5 million due to fewer services rendered by us under our collaboration, whereas revenue from our collaboration with Genentech decreased by €0.2 million compared to the same period in 2014.

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

As of December 31, 2015, we had deferred income of €3.1 million arising from collaboration agreements compared to €7.9 million and €17.5 million as of December 31, 2014 and 2013, respectively. This deferred income will be recognized as revenue as we and our collaboration partners advance the projects that are subject to our collaborations.

Research and Development Costs

Research and development costs were €40.5 million for the year ended December 31, 2015, an increase of €20.8 million, or 106%, compared to €19.7 million for the year ended December 31, 2014. This change was primarily attributable to an increase of €16.6 million in external costs associated with our Phase 2 TransCon hGH pediatric study, manufacturing costs and preparation for our Phase 3 study, and continued development of our pen device. External costs associated with our other proprietary product candidates increased by €1.7 million, primarily related to our TransCon Treprostinil project, which we assumed after termination of our collaboration with United Therapeutics in 2014. Personnel costs increased by €1.2 million and recruiting costs increased by €0.7 million due to an increase in the number of employees in research and development functions. General costs such as rent and facility costs, supplies, and consultancy services allocated to research and development increased by €0.6 million. Research and development costs included non-cash share-based payment of €0.7 million for the year ended December 31, 2015, compared to €0.3 million for the year ended December 31, 2014.

Research and development costs were €19.7 million for the year ended December 31, 2014, an increase of €7.0 million, or 55%, compared to €12.7 million for the year ended December 31, 2013. This change was primarily attributable to an increase of €4.9 million in external costs associated with our Phase 2 TransCon hGH pediatric study and costs related to protecting and maintaining our intellectual property rights. Personnel costs increased by €1.0 million due to an increase in the number of employees in research and development functions. General costs such as rent and facility costs, laboratory supplies and consultancy services allocated to research and development increased by €0.7 million. We received €0.4 million in grants from the German Bundesministerium in the year ended December 31, 2013, whereas no grants were received during the year ended December 31, 2014. Grants received during the year ended December 31, 2013 were offset against the research and development costs incurred during 2013. Research and development costs included non-cash share-based payment of €0.3 million for the year ended December 31, 2014 and €0.5 million for the year ended December 31, 2013.

General and Administrative Expenses

General and administrative expenses were €9.4 million for the year ended December 31, 2015, an increase of €3.1 million, or 50%, compared to €6.3 million for the year ended December 31, 2014. Our overhead expenses are allocated to general and administrative and research and development functions based on the proportion of general and administrative to research and development employees. This increase is primarily due to an increase in personnel costs of €1.9 million for additional administrative personnel and more resources being allocated to general and administrative functions, and increases in other costs such as investor relations activities, facility costs, traveling and insurance totaling €1.2 million reflecting the growth of the organization and the increasing requirements of operating as a publicly traded company. General and administrative expenses included non-cash share-based payment of €1.0 million for the year ended December 31, 2015 and €0.9 million for the year ended December 31, 2014.

General and administrative expenses were €6.3 million for the year ended December 31, 2014, an increase of €3.9 million, or 160%, compared to €2.4 million for the year ended December 31, 2013. Our overhead expenses are allocated to general and administrative and research and development functions based on the proportion of general and administrative to research and development employees. This increase is primarily due to an increase in professional fees relating to our initial public offering, or IPO, completed in February 2015, and personnel costs of €1.7 million for additional administrative personnel in support of our IPO and to respond to the increasing requirements of operating as a publicly traded company. General and administrative expenses included non-cash share-based payment of €0.9 million for the year ended December 31, 2014 and €0.1 million for the year ended December 31, 2013.

Finance Income and Finance Expenses

Finance income increased by €9.1 million to €11.0 million for the year ended December 31, 2015 compared to €1.9 million for the year ended December 31, 2014. Finance expenses increased by €2.6 million to €2.8 million for the year ended December 31, 2015 compared to €0.2 million for the year ended December 31, 2014. On a net basis, net finance income was €8.3 million for the year ended December 31, 2015, a net increase of €6.7 million compared to net finance income of €1.6 million for the year ended December 31, 2014. The significant increase in net finance income was due to positive exchange rate fluctuations, primarily between the U.S. dollars and Euro. We maintained the funds from our series D financing in November 2014 and IPO in February 2015 in U.S. dollars for a portion of the first quarter of 2015, generating a significant exchange rate gain. At the end of March 2015, we converted approximately $90 million to Euros and British Pounds, thereby realizing a significant exchange rate gain and reducing our exposure to exchange rate fluctuations, as these cash positions more closely reflect the currencies in which we expect to incur the majority of our future expenses. We attempt to limit our exposure to exchange rate risks by maintaining cash positions in the currencies in which we expect to incur the majority of our future expenses.

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

Tax on Profit / (Loss) for the Year

Tax on loss for the year was a tax benefit of €0.7 million for the year ended December 31, 2015, which was in line with the tax benefit for the year ended December 31, 2014. Under Danish tax legislation, tax losses may be partly refunded by the tax authorities to the extent such tax losses arise from research and development activities. For the year ended December 31, 2015, the jointly taxed Danish entities had a tax loss, and accordingly, were entitled to a tax refund of approximately €0.8 million. The tax on loss for the year ended December 31, 2015 further comprised tax provisions of €0.2 million related to our subsidiary in Germany and a tax credit of €0.1 million related to our subsidiary in the United States.

Tax for the year was a tax benefit of €0.7 million for the year ended December 31, 2014 compared to a tax expense of €0.6 million for the year ended December 31, 2013. For the year ended December 31, 2014, the jointly taxed Danish entities had a tax loss, and accordingly were entitled to a tax refund of approximately €0.8 million. The tax on loss for the year ended December 31, 2014 further comprised tax provisions of €0.1 million related to our subsidiary in Germany and €32,895 related to our subsidiary in the United States.

At December 31, 2015, 2014 and 2013, we had net deferred tax assets of €14.1 million, €7.0 million and €6.8 million, respectively, which were not recognized in the consolidated statement of financial position due to uncertainties relating to the future utilization. The increase in the unrecognized deferred tax asset can primarily be attributed to an increase in tax losses carried forward partly offset by a decrease in the tax value of deferred income. The deferred tax asset can be carried forward without timing limitations. For tax losses carried forward, certain limitations exist for amounts to be utilized each year.

Quantitative and Qualitative Disclosures about Market Risk

Our activities primarily expose us to the financial risks of changes in foreign currency exchange rates and interest rates. We do not enter into derivative financial instruments to manage our exposure to such risks.

Foreign Currency Risk

We are exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the U.S. dollar, the British Pound and the Danish Krone. Our functional currency is the euro, but we have received payments in U.S. dollars under our collaboration with Genentech and our prior collaboration with United Therapeutics. Further, the proceeds from our Series D financing in November 2014 and our IPO in February 2015 were in U.S. dollars. We seek to limit our to exchange rate risks by maintaining cash positions in the currencies in which we expect to incur the majority of our future expenses and we make payments from those reserves. We converted a portion of the proceeds from our IPO in U.S. dollars to our functional currency, the Euro, in March 2015, reducing the amount held in U.S. dollars, to better reflect the expected future cash burn. As required under IFRS, we perform an analysis and report on our foreign currency exposure on an annual basis. At December 31, 2015, the carrying amount of our foreign currency denominated monetary assets and liabilities was €71.0 million, and we held $73.8 million denominated in U.S. dollars, primarily related to the proceeds from the IPO completed in February 2015.

A sensitivity analysis of our exposure to USD based on outstanding foreign currency denominated monetary items as of December 31, 2015 shows that a strengthening of USD against EUR by 10% would increase net profit or loss and equity by €6.7 million. A 10% weakening of USD against EUR would decrease net profit or loss and equity by a similar amount.

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

Interest Rate Risk

As we have no interest-bearing debt to third parties, our exposure to interest rate risk primarily relate to the interest rates for our position of cash, cash equivalents and marketable securities. Our future interest income from interest-bearing bank deposits and short-term investments may fall short of expectations due to changes in interest rates. We do not consider the effects of interest rate fluctuations to be a material risk to our financial position.

We have adopted an investment policy with the primary purpose of preserving capital, fulfilling our liquidity needs and diversifying the risks associated with marketable securities. This investment policy establishes minimum ratings for institutions with which we hold cash, cash equivalents and marketable securities, as well as rating and concentration limits for marketable securities that we may hold.

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

Liquidity Risk

We manage our liquidity risk by maintaining adequate cash reserves at banking facilities, and by continuously monitoring our cash forecasts, our actual cash flows, and by matching the maturity profiles of financial assets and liabilities. Based on our current operating plan, we believe that our existing cash and cash equivalents as of December 31, 2015 are sufficient to meet our projected cash requirements for at least the 12 months from the date of this annual report.

Critical Accounting Policies and Estimates

Our consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB. A description of our accounting policies is provided in the Accounting Policies section of the audited consolidated financial statements as of and for the years ended December 31, 2015, 2014 and 2013 included elsewhere in this annual report. In the application of our accounting policies, we are required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. In some instances, we could have reasonably used different accounting estimates, and in other instances changes in the accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ significantly from the estimates we have made. To the extent that there are material differences between these estimates and actual results, our future financial statement presentation, financial conditions, results of operations and cash flows will be affected.

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

Share-Based Payment

IFRS 2, “Share-Based Payment” requires an entity to reflect in its profit or loss and financial position the effects of share-based payment transactions, including expenses associated with transactions in which share options are granted to employees. We have granted warrants to our employees, consultants and board members under three different warrant programs, which are classified as equity-settled share-based payment arrangements under IFRS 2.

We recognize compensation costs related to these warrants based on the estimated fair value of the awards on the date of grant, net of estimated forfeitures. We estimate the grant date fair value, and the resulting share-based payment expense, using the Black-Scholes option-pricing model. The grant date fair value of the share-based awards is generally recognized on an accelerated basis over the requisite service period, i.e. each tranche of a warrant grant is treated separately for expense recognition purposes. Accordingly, each warrant grant is treated in up to 48 tranches, which are each recognized over the expected useful life of that particular tranche. Because our company’s warrants vest on a monthly basis over periods up to 48 months, a higher percentage of total expense is recognized in the initial years after the grant date. Share-based payment expense was €1.7 million, €1.3 million and €0.7 million for the years ended December 31, 2015, 2014 and 2013, respectively.

The Black-Scholes option-pricing model requires the use of highly subjective assumptions which determine the fair value of share-based awards. These assumptions include:

•

Expected Lifetime—The expected lifetime of each individual warrant tranche represents the period that share-based awards are expected to be outstanding. The warrants may be exercised during two exercise periods that run for 21 days from and including the day after the publication of (i) the annual report notification – or, if such notification is not published – the annual report and (ii) our interim report (six-month report). For one specific grant in 2014, warrants may be exercised in four annual exercise periods that run for 21 days following the day of publication of (i) our interim report (three-month report); (ii) the annual report notification – or if such notification is not published – the annual report; (iii) our interim report (six-month report); and (iv) our interim report (nine-month report). For the outstanding warrants, which can be exercised until 21 days following the publication of our interim report (nine-month report) in 2023, we estimated the expected lifetime based on the weighted average of the time from grant date to date the warrants become exercisable and from grant date to expiry of the warrants, also considering the periods during which the warrants may be exercised.

•	Expected Volatility—While we were a privately held company until February 2015, without any trading history for our ordinary shares, the expected volatility was estimated based on the average volatility for comparable publicly traded biopharmaceutical companies measured over a period equal to the expected lifetimes of the individual warrant tranches. When selecting comparable publicly traded biopharmaceutical companies on which we based our expected share price volatility, we selected companies with comparable characteristics to us, including enterprise value, risk profiles, position within the industry, and with historical share price information sufficient to measure volatility over the expected lifetime of the share-based awards. The historical volatility data was computed using the daily closing prices for the selected companies’ shares. We will continue to apply this process until a sufficient amount of historical information regarding the volatility of our own share price becomes available.

•	Risk-Free Interest Rate—The risk-free interest rate is based on the Danish government bond effective interest rate in effect at the time of grant with the same lifetime as the warrants.

•	Expected Dividend—We have never paid dividends on our ordinary shares and have no plans to pay dividends on our ordinary shares or ADSs. Therefore, we provided for no payment of dividends in the Black-Scholes option pricing model.

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

Prior to November 2014, the exercise price at which our warrants could be exercised into our ordinary shares was set on each grant date at the value per share established for preference shares for the corresponding most recent round of equity financing. In connection with preparation for our initial public offering, our board of directors performed a valuation of our ordinary shares on a retrospective basis. Given the absence of a public trading market for our ordinary shares, the board of directors exercised reasonable judgment and considered a number of objective and subjective factors to determine the best estimate of the fair value of our ordinary shares in prior periods, including the relevant stage of development; progress of our research and development efforts; the rights, preferences and privileges of our preference shares relative to those of our ordinary shares; equity market conditions affecting comparable public companies; and the lack of marketability of our ordinary shares. Additionally, the board considered retrospective valuations of our ordinary shares prepared by an unrelated third-party valuation firm in accordance with the guidance provided by the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. After considering all these factors, the board determined fair values of our ordinary shares at grant dates, which, at each date, were less than the exercise prices at which the warrants we granted could be exercised, as the exercise prices had been set at the value per share for preference shares.

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

For valuations after the completion of our initial public offering, our board of directors determine the fair value of our ordinary shares based on the closing price of the ADSs as reported on the date of grant.

The intrinsic value of all outstanding warrants as of December 31, 2015 was €15.9 million based on the market price of our ADSs of $18.32.

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

Impairment of Goodwill

As required under IFRS, we perform an impairment test of goodwill on an annual basis, or more frequently to the extent indicators of impairment exist. For the years ended December 31, 2015, 2014 and 2013, the recoverable amount of goodwill has been determined based on fair value less cost to sell. For the year ended December 31, 2015, we determined the fair value of goodwill based on the market price of our ADSs and the total outstanding number of shares. For the years ended December 31, 2014 and 2013, we determined the fair value of goodwill after taking into account the results of a third party valuation as of a corresponding consolidated statement of financial position date. The valuation methodologies we applied were based on a combination of a market approach, an option pricing method and a probability weighted expected return method. No indicators of impairment were identified as of December 31, 2015.

The market approach used before our IPO was based on market multiples of comparable publicly traded companies in the same industry or similar lines of business. The multiples and values were then applied to our corresponding financial metrics, as well as used for input to the option pricing method. When calculating the fair value using the option pricing method we used a market-based back solve approach to determine the enterprise value as of May 31, 2011, the date of our last round of financing, and then added the incremental value we derive from the cash flows we anticipate from our collaboration partners.

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

Recognition of Accruals for Manufacturing and Clinical Trial Activities

Payment terms for contractual work related to development, manufacturing and clinical trial activities do not necessarily reflect the stage of completion of the individual projects and activities. Determination of the stage of completion for ongoing activities includes estimation uncertainties as future efforts to complete the specific activity may be difficult to predict. We have reviewed all significant ongoing activities at the balance sheet date to determine the stage of completion compared to the invoices received and recognized accruals for any additional costs.

Useful Lives of Property, Plant and Equipment and Finite-Lived Intangible Assets

We review the estimated useful lives of property, plant and equipment and finite-lived intangible assets at the end of each reporting period.

B.	Liquidity and Capital Resources

As of December 31, 2015, we had cash and cash equivalents totaling €119.6 million. We have funded our operations primarily through issuance of our preference shares, ordinary shares and convertible debt securities and payments to us under our collaboration agreements. Our expenditures are primarily related to research and development activities and general and administrative activities to support research and development. We do not have any debt to third parties.

On February 2, 2015, we announced the closing of our initial public offering, with net proceeds of $111.5 million (or approximately €101.4 million at such date) after deducting underwriting discounts, commissions and offering expenses. Based on our current operating plan, we believe that our existing cash and cash equivalents as of December 31, 2015 will be sufficient to meet our projected cash requirements for at least 12 months from the date of this annual report. However, our operating plan may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned. Our future funding requirements will depend on many factors, including, but not limited to:

•	our ability to establish and maintain strategic partnerships, licensing or other arrangements and the financial terms of such agreements;

•	the achievement of development, regulatory and commercial milestones resulting in the payment to us from our collaboration partners of contractual milestone payments and the timing of receipt of such payments, if any;

•	the progress, timing, scope, results and costs of our preclinical studies and clinical trials for our product candidates and manufacturing activities that have not been licensed, including the ability to enroll patients in a timely manner for clinical trials;

•	the time and cost necessary to obtain regulatory approvals for our product candidates that have not been licensed and the costs of post-marketing studies that could be required by regulatory authorities;

•	our progress and the progress of our collaboration partners in the successful commercialization and co-promotion of our most advanced product candidates and our efforts to develop and commercialize our other existing product candidates;

•	the manufacturing, selling and marketing costs associated with product candidates, including the cost and timing of building our sales and marketing capabilities;

•	the timing, receipt, and amount of sales of, or royalties on, our future products, if any;

•	the sales price and the availability of adequate third-party coverage and reimbursement for our product candidates;

•	the cash requirements of any future acquisitions or discovery of product candidates;

•	the number and scope of preclinical and discovery programs that we decide to pursue or initiate;

•	the potential acquisition and in-licensing of other technologies, products or assets;

•	the time and cost necessary to respond to technological and market developments, including further development of our TransCon technology, including further development of our TransCon technology; and

•	the costs of filing, prosecuting, maintaining, defending and enforcing any patent claims and other intellectual property rights, including litigation costs and the outcome of such litigation, including costs of defending any claims of infringement brought by others in connection with the development, manufacture or commercialization of our product candidates.

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

Since our inception, as of December 31, 2015, we have funded our operations through the sale of €186.6 million of our preference shares, ordinary shares and convertible debt securities, including our IPO and exercise of warrants, and we have received aggregate gross proceeds of approximately €73.3 million from collaboration partners for up-front technology licensing fees, assignment of certain intellectual property rights and for services rendered under those agreements.

The following table summarizes our cash flows for the years ended December 31, 2015, 2014 and 2013:

	Year Ended December 31,
	2015	2014	2013
	(EUR’000)	(EUR’000)	(EUR’000)
Cash flows from/(used in) operating activities	(43,466)	(18,403)	6,310
Cash flows used in investing activities	(1,039)	(405)	(1,195)
Cash flows from/(used in) financing activities	105,742	47,907	(220)

Net increase in cash and cash equivalents	61,237	29,099	4,895

Cash flows from/(used in) Operating Activities

Cash flows used in operating activities for the year ended December 31, 2015 was €43.5 million compared to €18.4 million for the year ended December 31, 2014. The net loss for the year ended December 31, 2015 was €32.9 million, which was partially offset by non-cash charges of €0.6 million for depreciation and €1.7 million for share-based payment. Further, net finance income, primarily comprising exchange rate adjustments of €8.2 million and net tax income of €0.7 million, were reversed. The net change in working capital of €4.6 million primarily comprised a €4.8 million decrease in deferred income and a net increase in deposits, prepayments and receivables of €3.2 million, partly offset by an increase in trade payables and other payables of €3.4 million. We received income taxes of €0.7 million for the year ended December 31, 2015.

Cash flows used in operating activities for the year ended December 31, 2014 was €18.4 million compared to cash inflow of €6.3 million for the year ended December 31, 2013. The net loss for the year ended December 31, 2014 was €9.7 million, which was partially offset by non-cash charges of €0.5 million for depreciation and €1.3 million for share-based payment. Further, net finance income, primarily comprising exchange rate adjustments of €1.6 million, and net tax income of €0.7 million, were reversed. The net change in working capital of €7.4 million primarily comprised a €9.6 million decrease in deferred income, partly offset by an increase in trade payables and other payables of €2.6 million and a net increase in deposits, prepayments and receivables of €0.4 million. We paid income taxes of €0.8 million for the year ended December 31, 2014.

Cash flows from operating activities for the year ended December 31, 2013 were €6.3 million compared to cash flows used in operating activities of €0.7 million for the year ended December 31, 2012. The net profit for the year ended December 31, 2013 was €4.1 million, which was adjusted for non-cash charges of €0.4 million for depreciation and €0.7 million for share-based payment. Further, net finance charges, primarily comprising exchange rate adjustments of €0.6 million, and tax charges of €0.6 million, were reversed. The net change in working capital of €0.5 million primarily comprised a reduction in receivables, related to up-front payments and payments for services rendered from our collaboration partners of €4.0 million that was partially offset by €3.6 million from the recognition of deferred income.

Cash Flows used in Investing Activities

Cash flows used in investing activities for the year ended December 31, 2015 of €1.0 million was related to the acquisition of property, plant and equipment, primarily for use in the laboratories of our German facility and new office space in Denmark and in the United States.

Cash flows used in investing activities for the years ended December 31, 2014 and 2013 of €0.4 million and €1.2 million, respectively, were solely related to the acquisition of property, plant and equipment, primarily for use in the laboratories of our German facility.

Cash Flows from / (used in) Financing Activities

Cash flows from financing activities for the year ended December 31, 2015 of €105.7 million were related to our IPO completed in February 2015 in which we raised net proceeds of €101.4 million, and warrant exercises in May, June, August and September 2015 in which we received €4.3 million.

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

C.	Research and Developments, Patents and Licenses, etc.

See “Item 4 B. Information on the Company—Business Overview” and “Item 5 A. Operating Results—Financial Operations Overview—Research and Development Costs.”

D.	Trend Information

See “Item 5 A. Operating and Financial Review and Prospects—Operating Results.”

E.	Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet arrangements or any holdings in variable interest entities.

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2015:

	Payments Due by Period
Contractual Obligations:	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years	Total
	(EUR’000)
Operating Lease Obligations(1)	971	1,103	827	767	3,668
Purchase Obligations(2)	2,400	—	—	—	2,400

Total contractual obligations	3,371	1,103	827	767	6,068

(1)	Operating Lease Obligations primarily comprise leased offices in Denmark and the United States, and leased offices and laboratories in Germany.
(2)	Purchase Obligations comprise committed minimum purchases under agreements with suppliers of goods.

G.	Safe harbor

See “Forward Looking Statements”.

Item 6	Directors, Senior Management and Employees

A.	Directors and Senior Management

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

Members of Our Board of Directors, Executive Board and Senior Management

Board of Directors

The following table sets forth information with respect to each of our board members and their respective ages as of December 31, 2015. Our board of directors is divided into two classes for purposes of election. One class is elected at each annual meeting of shareholders to serve for a two-year term. Our board of directors currently consists of seven members, classified into two classes. All board members are eligible for re-election once their term expires.

The business address of our board members is our registered office address at Tuborg Boulevard 5, DK-2900 Hellerup, Denmark.

Name of Board Member	Age	Position(s)	Term Expires
Michael Wolff Jensen, L.L.M.	44	Chairman and Senior Vice President, General Counsel	2017
Albert Cha, M.D., Ph.D.	43	Board Member	2016
James I. Healy, M.D., Ph.D.	50	Board Member	2017
Jan Møller Mikkelsen	56	President, Chief Executive Officer, Board Member and Executive Director	2017
Martin Olin	46	Board Member	2017
Jonathan T. Silverstein, J.D.	48	Board Member	2016
Rafaèle Tordjman, M.D., Ph.D.	46	Board Member	2017

The following is a brief summary of the business experience of our non-employee board members.

Albert Cha, M.D., Ph.D. has served as a member of our board of directors since November 2014. In 2000, Dr. Cha joined Vivo Capital, a healthcare investment firm, where he has served in various positions, most recently as a managing partner. Dr. Cha currently serves as a member of the board of directors of several privately held biotechnology and medical device companies. Dr. Cha serves as a member of the board of directors at the following publicly traded companies: AirXpanders Inc., Aclaris Therapeutics, Inc., Carbylan Therapeutics, Inc., and ProNAi Therapeutics, Inc. From June 2002 through February 2009, Dr. Cha served as a member of the board of directors at BioForm Medical, Inc., a publicly traded medical aesthetics company. Dr. Cha holds a B.S. and an M.S. from Stanford University and an M.D. and a Ph.D. from the University of California at Los Angeles.

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

Martin Olin has served as a member of our board of directors since June 2014. Since March 2012, Mr. Olin has served as the Chief Financial Officer of Symphogen A/S, a privately held biotechnology company, and, since February 2016, Mr. Olin has also served as Symphogen’s Deputy Chief Executive Officer. Prior to his positions with Symphogen, Mr. Olin served as an Investment Director of SLS Invest ApS, a venture capital firm specializing in life sciences companies from January 2009 to March 2012. Prior to SLS Invest, Mr. Olin served as a Senior Partner of Scandinavian Life Science Venture, a life-science focused venture capital company later acquired by SLS Invest. Mr. Olin holds a B.Sc. in Business and Administration from Vestsjaellands Business School, an M.Sc. in Auditing and Business Administration from Copenhagen Business School and an Executive M.B.A. from Scandinavian International Management Institute.

Jonathan T. Silverstein, J.D. has served as a member of our board of directors since November 2014. Mr. Silverstein has been a member of OrbiMed Advisors LLC, an asset management firm solely focused in healthcare, since 1999. Prior to OrbiMed, Mr. Silverstein was a director of life sciences in the investment banking department at Sumitomo Bank, a financial services company. Since August 2012, Mr. Silverstein has served as a director of

Intercept Pharmaceuticals, Inc., a biopharmaceutical company; since September 2009, Mr. Silverstein has served as a director of Roka BioScience, Inc., a molecular diagnostics company; and, since July 2008, Mr. Silverstein has served as a director of Glaukos Corporation, an ophthalmic medical device company. In addition, Mr. Silverstein currently serves as a member of the board of directors of a number of private companies. From 2010 to July 2014, Mr. Silverstein was a director of Relypsa, Inc. From 2008 until 2011, Mr. Silverstein was a director of NxStage Medical, Inc. From 2006 until 2008, Mr. Silverstein was a director of Insulet, Inc. From 2004 until 2007, Mr. Silverstein was a director of Avanir Pharmaceuticals, Inc. Mr. Silverstein has a B.A. in economics from Denison University and a J.D. and M.B.A. from the University of San Diego.

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

Senior Management and Executive Board

The following table sets forth information with respect to each of the members of our senior management, their respective ages and their positions as of December 31, 2015. In addition to serving as members of our senior management, Mr. Mikkelsen currently serves as the sole member of our executive board. The business address of these members of our senior management is our registered office address at Tuborg Boulevard 5, DK-2900 Hellerup, Denmark.

Name	Age	Position(s)
Jan Møller Mikkelsen	56	President, Chief Executive Officer, Board Member and Executive Director
Martin Auster, M.D.	40	Senior Vice President, Chief Business Officer
Flemming Steen Jensen	54	Senior Vice President, Product Supply
Michael Wolff Jensen, L.L.M.	44	Chairman and Senior Vice President, General Counsel
Jonathan Leff, M.D.	58	Senior Vice President, Chief Medical Officer
Grethe Rasmussen, Ph.D.	53	Senior Vice President, Product Development
Peter Rasmussen	47	Vice President, Finance and Principal Financial and Accounting Officer
Dr. Harald Rau	45	Senior Vice President, Chief Scientific Officer
Lotte Sønderbjerg	54	Senior Vice President, Chief Administrative Officer
Kennett Sprogøe, Ph.D.	37	Senior Vice President, Product Innovation

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

Flemming Steen Jensen has served as our Senior Vice President, Product Supply since August 2015. Prior to this, Mr. Jensen served as Corporate Vice President for Global Pharma Consulting and Business Development and member of the management team at NNE Pharmaplan A/S, an engineering and consulting company (part of Novo Nordisk A/S), from October 2014 to July 2015. From 1999 to September 2014, Mr. Jensen served as Executive Vice President of Product Supply (Production, Supply Chain, Engineering and Maintenance, Business Improvements, Quality Assurance and Health, Safety and Environment) and member of the Board of Management of ALK-Abello A/S, a pharmaceutical company. From 1986 to 1999, Mr. Jensen held several management positions relating to Development, Manufacturing and Engineering within Novo Nordisk A/S, a pharmaceutical company. Mr. Jensen is also a member of various boards of directors and advisory boards of privately held companies in the life sciences industry. Mr. Jensen holds a M.Sc. in Pharmacy from the University of Copenhagen.

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

Jonathan Leff, M.D. has served as our Chief Medical Officer since February 2016. From March 2015 until joining Ascendis Pharma, Dr. Leff consulted with various clients in the field of clinical development. Prior to joining Ascendis Pharma, Dr. Leff served as the Executive Vice President, Research and Development for InterMune, Inc., a biotechnology company, from February 2012 to March 2015. Prior to InterMune, Dr. Leff served as Chief Medical Officer from February 2011 to February 2012 at KaloBios Pharmaceuticals, Inc., a biotechnology company, and previously served as Vice President and Chief Medical Officer at Halozyme Therapeutics, Inc. from 2009 to 2010. Prior to joining Halozyme from 2007 to 2009, Dr. Leff was Vice President and Global Head of Inflammation Clinical Development at Roche. From 2002 to 2007, Dr. Leff held various positions at Amgen Inc., including Vice President, North American Medical Affairs. Dr. Leff received a B.A. in Chemistry from the University of Pennsylvania, and an M.D. from the University of Pennsylvania School of Medicine.

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

Peter Rasmussen joined our company in March 2014 as Vice President, Finance and Principal Accounting Officer and has served as our Principal Financial Officer since February 2016. Prior to joining Ascendis Pharma, Mr. Rasmussen worked as a financial consultant for Ascendis Pharma from October 2013 to March 2014. From June 2008 to August 2012, Mr. Rasmussen served as the Chief Financial Officer of AdvanDx, Inc., a privately held medical device company. From 2007 to 2008, prior to AdvanDx, Mr. Rasmussen served as Head of Finance at Veloxis Pharmaceuticals A/S. Mr. Rasmussen is a state-authorized public accountant in Denmark and received an M.Sc. in Business Economics and Auditing from Copenhagen Business School.

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

Kennett Sprogøe, Ph.D. has held positions of increasing responsibility at Ascendis Pharma since December 2007, including serving as our Senior Vice President, Product Innovation since January 2016, our Vice President, Product Innovation from June 2014 to January 2016 and our Director, Portfolio Development from November 2012 to June 2014. Prior to joining Ascendis Pharma, Dr. Sprogøe conducted research at the University of Copenhagen, where he applied novel hyphenated screening technologies to expedite discovery of drug leads from natural sources. Dr. Sprogøe holds a Ph.D. in Natural Products Chemistry from the University of Copenhagen and a M.Sc. in Pharmacy from the Danish University of Pharmaceutical Sciences.

B.	Compensation

Compensation of Members of Our Board of Directors and Senior Management

During 2015, Dr. Cha received board fees in the amount of €23,520 for his membership on our board and €2,940 for his tenure on the remuneration committee, Dr. Healy received €23,520 for his membership on our board and €5,063 for his tenure on the nominating and corporate governance committee and the audit committee, Mr. Silverstein received €23,520 for his membership on our board and €5,553 for his tenure on the nominating and corporate governance committee and the audit committee, Dr. Tordjman received €23,520 for her membership on our board and €8,820 for her tenure on the remuneration committee and nominating and corporate governance committee, and Mr. Olin received €33,644 for his membership on our board and €15,556 for his tenure on the audit committee and the remuneration committee. Neither Messrs. Michael Wolff Jensen nor Mikkelsen received any compensation in respect of their service on the board. Their compensation under our senior management compensation program is described below.

In addition, our former members of the board received fees for their services until they resigned from the board. During 2015, Mr. de Graaf received €20,907 for his membership on our board and €5,227 for his tenure on the audit committee, and Mr. Mayer received €13,067 for his membership on our board and €3,267 for his tenure on the audit committee. On December 18, 2015, Dr. Cha, Dr. Healy, Mr. Silverstein and Dr. Tordjman were each granted 35,000 warrants, and Mr. Olin was granted 15,408 warrants, in each case with an exercise price per share of $16.99 (€15.6750) and an expiration date on December 18, 2025. The aggregate grant date fair value of the warrants granted to our board members in 2015 for their services as board members was €1,352,503.

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

The aggregate compensation paid to our senior management who were employed by our company during 2015, consisting of Messrs. Mikkelsen, Michael Wolff Jensen, Peter Rasmussen, Soloway, Flemming Steen Jensen and Ms. Sønderbjerg and Drs. Auster, Sprogøe, Grethe Rasmussen and Rau, for the fiscal year ended December 31, 2015 was approximately €5.5 million. This amount consists of: (i) short-term employee benefits including salary and other in-kind benefits of approximately €2.8 million, (ii) bonuses of €1.4 million, (iii) share-based payments of approximately €1.3 million, and (iv) post-employment benefits of €1,200. Share-based payments reflect the 2015 expenses of warrants granted in or before 2015. During 2015, the board made the following warrant grants to members of our senior management who were employed by our company during 2015:

Name	Grant Date	Awards Granted	Award Exercise Price(s)	Award Expiration Date
Jan Møller Mikkelsen	December 18, 2015	220,000	$16.99 (€15.6750)	December 18, 2025
Thomas P. Soloway	-	-	-	-
Michael Wolff Jensen	December 18, 2015	50,000	$16.99 (€15.6750)	December 18, 2025
Harald Rau	-	-	-	-
Martin Auster	-	-	-	-
Lotte Sønderbjerg	December 18, 2015	80,000	$16.99 (€15.6750)	December 18, 2025
Grethe Rasmussen	December 18, 2015	100,000	$16.99 (€15.6750)	December 18, 2025
Flemming Steen Jensen	December 18, 2015	100,000	$16.99 (€15.6750)	December 18, 2025
Kennett Sprogøe	December 18, 2015	90,000	$16.99 (€15.6750)	December 18, 2025
Peter Rasmussen	December 18, 2015	10,000	$16.99 (€15.6750)	December 18, 2025

The total amount set aside or accrued by us to provide pension, retirement or similar benefits for the members of our board of directors and members of senior management for the year ended December 31, 2015 was €0.

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

The agreements with Messrs. Michael Wolff Jensen and Flemming Steen Jensen, Ms. Sønderbjerg and Dr. Grethe Rasmussen contain a termination notice period of three months for a termination by the employee and six months for a termination by us (except that in the case of Ms. Sønderbjerg and Dr. Grethe Rasmussen, the notice period may be no less than the notice required pursuant to the rules of the Danish Salaried Employees Act with the addition of two months). The agreement with Mr. Peter Rasmussen contains a termination notice period of one month for a termination by the employee and three months for a termination by us (except that the notice period may be no less than the notice required pursuant to the rules of the Danish Salaried Employees Act). The agreement with Dr. Rau contains a termination notice period of six months for a termination by the employee or by us (other than in the case of a termination for good cause which does not require notice). The agreement with Dr. Sprogøe contains a termination notice period of one month for a termination by the employee and six months for a termination by us. The employment agreement with Dr. Auster provides that in the event of nonrenewal of the employment agreement, a termination without cause by us or a termination for good reason by the employee, Dr. Auster will be entitled to six months’ continued salary and benefits. The agreements with certain of our senior management contain post-termination non-competition covenants that generally may last for a period of 12 months post-termination and entitle the executives to their base salary, or portion thereof, during the period.

Warrant Incentive Program

Our employees, consultants, advisors and board members are eligible to participate in our warrant incentive program. Warrants have been issued by the general meeting or by our board of directors pursuant to valid authorizations in our articles of association and the terms and conditions have, in accordance with the Danish Companies Act, been incorporated in our articles of association as in effect from time to time. Each warrant grants the holder the right to subscribe for one ordinary share against cash payment of the exercise price. The exercise price is determined by our board of directors and historically has not been less than the estimated fair value of our ordinary shares on the date of grant. Our board of directors is authorized to issue an additional 3,798,592 warrants in the period ending December 31, 2019; however, warrants cannot be issued to the extent that outstanding and non-exercised warrants issued under that authorization are equal to 20% or more of our Company’s registered share capital.

The grant of warrants to any participant is at the discretion of our board of directors and based on the recommendation of our management. The board of directors may determine the terms and conditions of the warrants issued, including exercise periods, subscription price and adjustments caused by changes to our company’s situation.

Subject to earlier vesting upon the occurrence of certain exit events, warrants granted under the program as in effect since December 18, 2015 generally vest 1/48th per month from the date of grant subject to continued service for employees, consultants and initial grants to board members and 1/24th per month from the date of grant subject to continued service for subsequent grants to board members. Warrants granted under the program as in effect between December 2012 and December 18, 2015 generally vest 1/48th per month from the date of grant subject to continued service (previously 1/36th per month for employees and 1/24th per month from the date of grant for board members). With respect to employees, in the event that a holder resigns due to our breach of employment terms or we terminate the employment relationship and the holder has not given us good reason to do so, the warrants will continue to vest post-termination in accordance with the same vesting schedule. Otherwise, warrants will cease vesting upon termination of service with respect to employees, board members and consultants.

Vested warrants may be exercised during certain exercise periods each year. For 1,054,958 outstanding warrants, there are two annual exercise periods that continue for 21 days from and including the day after the publication of (i) the annual report notification—or if such notification is not published—the annual report and (ii) our interim report (six-month report). For these warrants, the last exercise period is 21 days from and including the day after the publication of our interim report for the first half of 2023. For 538,037 outstanding warrants granted in connection with our preference D financing, there are four annual exercise periods that continue for 21 days following the day of publication of (i) our interim report (three-month report); (ii) the annual report notification—or if such notification is not published—the annual report; (iii) our interim report (six-month report); and (iv) our interim report (nine-month report). For these warrants, the last exercise period is 21 days following the publication of our interim report (nine-month report) in 2023. For 1,022,908 outstanding warrants granted on December 18, 2015 and 178,500 outstanding warrants granted on March 15, 2016, there are four annual exercise periods; each exercise period begins two full trading days after the publication of the public release of our earnings data of a fiscal quarter and continues until the end of the second-to-last trading day in which quarter the relevant earnings release is published. The warrants granted in December 2015 and March 2016 expire ten years after the grant date.

The table below sets forth information regarding outstanding warrants held by those members of our board of directors and senior management who assuming the exercise of warrants beneficially own 1% or more of our total outstanding ordinary shares as of March 31, 2016.

Name	Grant Date	Awards granted and outstanding	Awards granted and outstanding, but unvested as of May 31, 2016	Award Exercise Price(s)	Award Expiration Date
Jan Møller Mikkelsen	December 3, 2012	319,372	46,576	€7.9962	21 days following our interim report (six-month report) in 2023
	November 26, 2014	191,624	119,765	€6.4775	21 days following our interim report (nine-month report) in 2023
	December 18, 2015	220,000	197,084	€15.6750	December 18, 2025
Dr. Harald Rau	December 3, 2012	176,528	18,389	€7.9962	21 days following our interim report (six-month report) in 2023
	November 26, 2014	105,916	66,198	€6.4775	21 days following our interim report (nine-month report) in 2023
James I. Healy, M.D., Ph.D.	December 18, 2015	35,000	31,355	€15.6750	December 18, 2025
Rafaèle Tordjman, M.D., Ph.D.	December 18, 2015	35,000	31,355	€15.6750	December 18, 2025
Albert Cha, M.D., Ph.D.	December 18, 2015	35,000	31,355	€15.6750	December 18, 2025

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

The general meeting of shareholders must elect no fewer than three and no more than 10 members to our board of directors. The board of directors is classified into two classes as nearly equal in number as possible with respect to the duration of the term in which they severally hold office. Such classes consist of one class of directors (“Class I”) who were elected at the annual general meeting held in 2015 for a term expiring at the annual general meeting to be held 2017; and a second class of directors (“Class II”) who were elected at the annual general meeting held in 2015 for a term expiring at the annual general meeting to be held in 2016. The shareholders shall increase or decrease the number of directors, in order to ensure that the two classes shall be as nearly equal in number as possible; provided, however, that no decrease shall have the effect of shortening the term of any other director. At each annual general meeting beginning in 2016, the successors of the class of directors whose term expires at that meeting shall be elected to hold office for a term expiring at the annual general meeting held in the second year following the year of their election.

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

Mr. Mikkelsen and Mr. Jensen are members of our senior management and members of our board of directors and these individuals have employment agreements that provide for benefits upon termination of employment in certain circumstances. For information about such agreements, see “Item 6 B. Compensation—Senior Management Agreements.”

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

Director Independence

Our board of directors has undertaken a review of the independence of the directors and considered whether any director has a material relationship with us that could compromise their ability to exercise independent judgment in carrying out the responsibilities of a director. As a result of this review, our board of directors determined that Albert Cha, M.D., Ph.D., James I. Healy, M.D., Ph.D., Martin Olin, Jonathan T. Silverstein, J.D. and Rafaèle Tordjman, M.D., Ph.D. representing five of our seven directors, are “independent directors” as that term is defined under the applicable rules and regulations of the SEC and the listing requirements and rules of Nasdaq. In making such determination, our board of directors considered the relationships that each non-employee director has with us and all other facts and circumstances our board of directors deemed relevant in determining the director’s independence, including the number of ordinary shares beneficially owned by the director and his or her affiliated entities (if any).

Committees of the Board of Directors

We have an audit committee, a remuneration committee and a nominating and corporate governance committee. We have adopted a charter for each of these committees. Under Danish corporate law, it is not possible to delegate the decision making authority of the entire board of directors to board committees.

Audit Committee

Our audit committee consists of Martin Olin (Chairman), Jonathan T. Silverstein, J.D. and James I. Healy, M.D., Ph.D. Each member satisfies the independence requirements of the NASDAQ listing standards, and Martin Olin qualifies as an “audit committee financial expert,” as defined in Item 16A of Form 20-F and as determined by our board of directors. Our audit committee oversees our accounting and financial reporting processes and the audits of our consolidated financial statements. Our Audit committee meets all of the relevant criteria for independence under NASDAQ rule 5615. As a foreign private issuer, we are not required to have a formal written audit committee charter that complies with NASDAQ Rule 5605(c)(1) and, although we have adopted an audit committee charter, we comply with home country practices in lieu of NASDAQ Rule 5605(c)(1). Our audit committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of James I. Healy, M.D., Ph.D. (Chairman), Rafaèle Tordjman, M.D., Ph.D. and Jonathan T. Silverstein, J.D. Each member satisfies the independence requirements of the NASDAQ listing standards. Our nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our board members and in determining the composition of the board of directors and its committees. Our nominating and corporate governance committee is responsible for, among other things:

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

As of December 31, 2015, we employed 78 full-time employees, 30 of whom hold a Ph.D., M.D., or equivalent degrees. Of these full-time employees, 67 were engaged in research and development and 11 were engaged in general and administrative activities, including business and corporate development. None of our employees are represented by a labor union or covered under a collective bargaining agreement. We consider our employee relations to be good.

E.	Share Ownership

See “Item 7 A. Major Shareholders and Related Party Transactions – Major Shareholders.” Our employees are eligible to own shares of the company through a warrant incentive plan. For information on the plan, see “Item 6 B. Compensation—Warrant Incentive Plan.”

Item 7	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth information relating to the beneficial ownership of our shares as of March 31, 2016, by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our outstanding ordinary shares;

•	each of our board members; and

•	each member of our senior management, including members of our executive board.

The number of shares beneficially owned by each entity, person, member of our board of directors or senior management is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to subscribe for within 60 days of March 31, 2016 through the exercise of any warrants or other rights. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares owned by that person.

The percentage of shares beneficially owned is computed on the basis of 25,128,242 ordinary shares outstanding as of March 31, 2016. Ordinary shares that a person has the right to subscribe for within 60 days of March 31, 2016 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person. Additionally, a person is considered to have the right to subscribe for ordinary shares which are subject to outstanding warrants and vested within 60 days of March 31, 2016, although such warrants may only be exercised in prescribed exercise periods. Unless otherwise indicated below, the address for each beneficial owner listed is c/o Ascendis Pharma A/S, at Tuborg Boulevard 5, DK-2900 Hellerup, Denmark.

	Beneficial Ownership
Name and Address of Beneficial Owner	Number of Outstanding Shares Beneficially Owned	Number of Warrants Exercisable Within 60 Days	Number of Shares Beneficially Owned	Percentage of Beneficial Ownership
5% and Greater Shareholders
Sofinnova Capital V FCPR(1)	5,582,174	—	5,582,174	22.2%
Entities affiliated with FMR LLC(2)	2,310,741	—	2,310,741	9.2%
Gilde Healthcare II Sub-Holding B.V.(3)	1,859,136	—	1,859,136	7.4%
Sofinnova Venture Partners IX, L.P.(4)	1,703,199	—	1,703,199	6.8%
OrbiMed Private Investments V, L.P.(5)	1,703,199	—	1,703,199	6.8%
Entities affiliated with RA Capital Management, LLC(6)	1,671,447	—	1,671,447	6.7%
Zweite TechnoStart Ventures Fonds GmbH & Co. KG i.L.(7)	1,661,056	—	1,661,056	6.6%
Entities affiliated with Vivo Capital(8)	1,419,332	—	1,419,332	5.6%
Visium Balanced Master Fund, Ltd.(9)	1,370,000	—	1,370,000	5.5%
Board Members and Senior Management
Jan Møller Mikkelsen(10)	638,740	367,571	1,006,311	3.9%
Dr. Harald Rau(11)	146,240	197,857	344,097	1.4%
Michael Wolff Jensen, L.L.M.(12)	—	84,881	84,881	*
Grethe Rasmussen, Ph.D.(13)	—	42,573	42,573	*
Lotte Sønderbjerg(14)	—	40,490	40,490	*
Martin Auster, M.D.(15)	—	72,370	72,370	*
Peter Rasmussen(16)	—	18,307	18,307	*
Jonathan Leff, M.D.(17)	—	5,000	5,000	*
Flemming Steen Jensen(18)	—	10,416	10,416	*
Kennett Sprogøe, Ph.D.(19)	—	24,940	24,940	*
Rafaèle Tordjman, M.D., Ph.D.(20)	5,582,174	3,645	5,585,819	22.2%
Martin Olin(21)	—	15,689	15,689	*
James I. Healy, M.D., Ph.D.(22)	1,703,199	3,645	1,706,844	6.8%
Jonathan T. Silverstein, J.D.(23)	—	3,645	3,645	*
Albert Cha, M.D., Ph.D.(24)	1,419,332	3,645	1,422,977	5.7%

*	Indicates beneficial ownership of less than 1% of the total outstanding ordinary shares.
(1)	Consists of an aggregate of 5,582,174 ADSs held by Sofinnova Capital V FCPR. Sofinnova Partners SAS, a French corporation and the management company of Sofinnova Capital V FCPR, may be deemed to have sole voting and investment power, and the managing partners of Sofinnova Partners SAS, Denis Lucquin, Antoine Papiernik, Rafaèle Tordjman, M.D., Ph.D. and Monique Saulnier, may be deemed to have shared voting and investment power with respect to such shares. The address of Sofinnova Capital V FCPR is Sofinnova Partners, Immeuble le Centorial, 16-18 Rue du Quatre-Septembre, 75002 Paris, France.
(2)	Consists of an aggregate of 2,310,741 ordinary shares and ADSs beneficially owned, or that may be deemed to be beneficially owned, by FMR LLC, certain of its affiliates and other companies as reported on Schedule 13G filed on February 12, 2016 by FMR LLC. Abigail P. Johnson is a Director, the Vice Chairman, the Chief Executive Officer and the President of FMR LLC. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act (“Fidelity Funds”) advised by Fidelity Management & Research Company (“FMR Co”), a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds’ Boards of Trustees. Fidelity Management & Research Company carries out the voting of the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees. FMR LLC has its principal business office at 245 Summer Street, Boston, MA 02210.

(3)	Consists of 1,859,136 ordinary shares held by Gilde Healthcare II Sub-Holding B.V. (“Gilde Healthcare”), as reported on Schedule 13G filed with the SEC on February 9, 2016 by Gilde Healthcare Holding B.V. (“Gilde Holding”). The manager of Gilde Healthcare is Gilde Healthcare II Management B.V. (“Gilde Management”), and Gilde Management is owned by Gilde Holding. Three managing partners, via their personal holding companies Manapouri B.V. (of which Edwin de Graaf is the owner and manager), Charlofix B.V. (of which Marc Olivier Perret is the owner and manager) and Martemanshurk B.V. (of which Pieter van der Meer is the owner and manager) each own interests in Gilde Holding and Stichting Administratiekantoor Gilde Healthcare Holding (“Stichting”), owns interests in Gilde Holding. Stichting is controlled by Manapouri B.V., Charlofix B.V. and Martemanshurk B.V. and issued depository receipts for shares in Gilde Holding to Manapouri B.V., Charlofix B.V., Martemanshurk B.V. and Franken Ventures B.V. (of which Arthur Franken is owner and manager). Each of Mr. de Graaf, Mr. Perret and Mr. van der Meer share voting and dispositive power of the shares, and disclaim beneficial ownership of the shares except to the extent of their respective pecuniary interest therein. The address of Gilde Healthcare II Sub-Holding B.V. is Newtonlaan 91, 3584 BP, Utrecht, The Netherlands.
(4)	Consists of (i) 1,480,976 ordinary shares and (ii) 222,223 ADSs held by Sofinnova Venture Partners IX, L.P. (“SVP IX”). Sofinnova Management IX, L.L.C. (“SM IX”), the general partner of SVP IX, may be deemed to have sole power to vote and sole power to dispose of shares directly owned by SVP IX. Dr. Michael F. Powell, Dr. James I. Healy, and Dr. Anand Mehra, the managing members of SM IX, may be deemed to have shared voting and investment power over the shares directly owned by SVP IX. The address of SVP IX is c/o Sofinnova Ventures, Inc., 3000 Sand Hill Road, Bldg. 4, Suite 250, Menlo Park, California 94025.
(5)	Consists of (i) 1,480,976 ordinary shares and (ii) 222,223 ADSs held by OrbiMed Private Investments V, LP (“OPI V”), as reported Amendment No. 1 to Schedule 13D filed with the SEC on November 20, 2015 by OrbiMed Advisors LLC (“Advisors”), OrbiMed Capital GP V LLC (“GP V”), and Samuel D. Isaly. GP V is the sole general partner of OPI V and as such may be deemed to indirectly beneficially own the shares held by OPI V. Advisors pursuant to its authority as the sole managing member of GP V may be deemed to indirectly beneficially own the shares held by OPI V. Mr. Isaly is the managing member of and owner of a controlling interest in Advisors. Advisors, GP V and Mr. Isaly may be deemed to have shared voting and investment power over the shares directly owned by OPI V. The address of OPI V is 601 Lexington Avenue, New York, NY 10022.
(6)	Consists of 1,671,447 ADSs beneficially owned by RA Capital Management, LLC (“Capital”), as reported by Amendment No. 1 to Schedule 13G filed with the SEC on February 16, 2016 by RA Capital Healthcare Fund, L.P. (the “Fund”), Capital and Peter Kolchinsky. The Fund has the shared power to vote and the shared power to dispose of 1,458,758 ordinary shares. Capital is the general partner of the Fund and serves as investment advisor for a separately managed account (the “Account”) and may be deemed a beneficial owner of the shares owned by the Fund and the Account. Mr. Kolchinsky is the manager of Capital and may be deemed a beneficial owner of the shares beneficially owned by Capital. Capital and Mr. Kolchinsky have the shared power to vote and the shared power to dispose of 1,671,447 ordinary shares. Capital and Mr. Kolchinsky disclaim beneficial ownership of the shares described herein. The address of the Fund, Capital and Mr. Kolchinsky is c/o RA Capital Management, LLC, 20 Park Plaza, Suite 1200, Boston, MA 02116.
(7)	Consists of (i) 1,500,000 ordinary shares and (ii) 161,056 ADSs held by Zweite TechnoStart Ventures Fonds GmbH & Co. KG i.L. (“TechnoStart”). Mr. Mayer is the managing director of Zweite TechnoStart Ventures Verwaltungs GmbH, which is the general partner of TechnoStart, and as such Mr. Mayer exercises voting and dispositive control over the shares held by TechnoStart. The address of TechnoStart Ventures is Kernaeckerstr. 5, 71732 Tamm, Germany.
(8)	Consists of (i) an aggregate of 1,389,059 ordinary shares and ADSs held by Vivo Ventures Fund VII, L.P. (“Vivo VII LP”) and (ii) an aggregate of 30,273 ordinary shares and ADSs held by Vivo Ventures VII Affiliates Fund, L.P. (“Vivo VII Affiliates LP”). Vivo VII LLC is the general partner of each of Vivo VII LP and Vivo VII Affiliates LP and may be deemed to have shared power to vote and shared power to dispose of the shares directly owned by Vivo VII LP and Vivo VII Affiliates LP. The managing members of Vivo VII LLC are Drs. Albert Cha, Edgar Engleman, Frank Kung, Chen Yu and Mr. Shan Fu and may be deemed to have shared voting and dispositive power over the shares listed herein. The address for each of Vivo VII LP and Vivo VII Affiliates LP is c/o Vivo Capital, 575 High Street, Suite 201, Palo Alto, CA 94301.

(9)	Consists of 1,370,000 ADSs held by Visium Balanced Master Fund, Ltd. (“VBMF”), an advisory client of Visium Asset Management, LP (“VAM”), as reported by Schedule 13G filed with the SEC on February 12, 2016 on behalf of VBMF, VAM, JG Asset, LLC (“JG Asset”) and Jacob Gottlieb. VAM is the investment manager to VBMF and may be deemed to beneficially own the shares beneficially owned by VBMF. JG Asset is the General Partner to VAM and may be deemed to beneficially own the shares beneficially owned by VAM. Jacob Gottlieb as Managing Member of JG Asset may be deemed to beneficially own the shares beneficially owned by JG Asset. Each of VAM, JG Asset and Gottlieb disclaim beneficial ownership as to the Securities, except to the extent of his or its pecuniary interests therein. Each of VBMF, VAM, JG Asset and Jacob Gottlieb have shared voting power and shared dispositive power over the ADSs listed herein. The address of VBMF is c/o Visium Asset Management, LP, 888 Seventh Avenue, New York, NY 10019.
(10)	Consists of (i) 638,740 ordinary shares held by Mr. Mikkelsen and (ii) 367,571 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of March 31, 2016 by Mr. Mikkelsen.
(11)	Consists of (i) 146,240 ordinary shares held by Dr. Rau and (ii) 197,857 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of March 31, 2016 by Dr. Rau.
(12)	Consists of 84,881 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of March 31, 2016 by Mr. Jensen.
(13)	Consists of 42,573 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of March 31, 2016 by Dr. Rasmussen.
(14)	Consists of 40,490 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of March 31, 2016 by Ms. Sønderbjerg.
(15)	Consists of 72,370 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of March 31, 2016 by Dr. Auster.
(16)	Consists of 18,307 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of March 31, 2016 by Mr. Rasmussen.
(17)	Consists of 5,000 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of March 31, 2016 by Dr. Leff.
(18)	Consists of 10,416 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of March 31, 2016 by Mr. Jensen.
(19)	Consists of 24,940 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of March 31, 2016 by Dr. Sprogøe.
(20)	Consists of (i) 3,645 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of March 31, 2016 by Dr. Tordjman and (ii) securities beneficially owned by Sofinnova Capital V FCPR as set forth in footnote 1. Dr. Tordjman disclaims beneficial ownership of the shares listed in footnote 1, except to the extent of her pecuniary interest therein.
(21)	Consists of 15,689 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of March 31, 2016 by Mr. Olin.
(22)	Consists of (i) 3,645 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of March 31, 2016 by Dr. Healy and (ii) securities beneficially owned by Sofinnova Venture Partners IX, L.P. as set forth in footnote 4. Dr. Healy disclaims beneficial ownership of the shares listed in footnote 4, except to the extent of his pecuniary interest therein.
(23)	Consists of 3,645 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of March 31, 2016 by Mr. Silverstein.
(24)	Consists of (i) 3,645 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of March 31, 2016 by Dr. Cha and (ii) securities beneficially owned by entities affiliated with Vivo Capital as set forth in footnote 8. Dr. Cha disclaims beneficial ownership of the shares listed in footnote 8, except to the extent of his pecuniary interest therein.

Record holders

As of March 31, 2016, assuming that all of our ordinary shares represented by ADSs are held by residents of the United States, approximately 91% of our outstanding ordinary shares were held in the United States by 7 holders of record and 9% of our outstanding ordinary shares were held outside of the United Stated by 4 holders of record. At such date, there were outstanding 19,182,316 ADSs, each representing one of our ordinary shares, and in the aggregate representing 76.3% of our outstanding ordinary shares. At such date there, was one holder of record registered with the Bank of New York Mellon, depositary of the ADSs. The actual number of holders is greater than these numbers of record holders, and includes beneficial owners whose ADSs are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.

B.	Related Party Transactions

The following is a description of related party transactions we have entered into since January 1, 2015 with any of our board members, our senior management and the owners of more than five percent of our share capital.

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

The following table sets forth the number of ADSs purchased by our related parties in our initial public offering.

Shareholder	Number of ADSs
Sofinnova Capital V FCPR(1)	185,186
Sofinnova Venture Partners IX, L.P.(2)	222,223
OrbiMed Private Investments V, L.P.	222,223
Entities affiliated with Vivo Capital(3)	185,186

(1)	Rafaèle Tordjman, M.D., Ph.D., a member of our board of directors, is a managing partner of Sofinnova Partners.
(2)	James I. Healy, M.D., Ph.D., a member of our board of directors, is a general partner of Sofinnova Ventures.
(3)	Albert Cha, M.D., Ph.D., a member of our board of directors, is a managing partner of Vivo Capital.

Registration Rights Agreements

We entered into a registration rights agreement in November 2014 with certain holders of our ordinary shares, including Sofinnova Capital V FCPR, Sofinnova Venture Partners IX, L.P., OrbiMed Private Investments V, L.P. and entities affiliated with Vivo Capital. In December 2015, we entered into an amendment to this registration rights agreement, which provided that such registration rights will also apply to securities held by certain shareholders pursuant to our previously outstanding Preference C shares.

We entered into a registration rights agreement in December 2015 with certain entities affiliated with FMR LLC in connection with their purchase on December 14, 2015 of an aggregate of 1.0 million ADSs representing our ordinary shares. Pursuant to this agreement, we agreed to timely register such shares with the SEC subject to certain conditions.

Employment Agreements and Warrant Grants

We have entered into employment agreements with, and issued warrants to, the members of our senior management and our independent board of directors. In addition, we are paying fees for board tenure and board committee tenure to the independent members of our board of directors. See Item 6.B. “Directors, Senior Management and Employees—Compensation” for more information.

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

	Per ADS
	High		Low
Year ended December 31,	$		$
2015 (from January 28, 2015 through December 31, 2015)		23.81		14.75
Quarter ended
March 31, 2015 (from January 28, 2015 through March 31, 2015)		21.97		17.00
June 30, 2015		20.93		14.75
September 30, 2015		23.81		16.02
December 31, 2015		18.98		15.31
Month ended
August 31, 2015		22.38		16.04
September 30, 2015		20.73		16.02
October 31, 2015		18.49		15.88
November 30, 2015		18.98		16.39
December 31, 2015		18.97		15.31
January 31, 2016		20.16		12.99
February 29, 2016		19.89		16.14
March 31, 2016		18.76		15.25
April 2016 (through April 14, 2016)		19.05		17.68

On April 14, 2016, the last reported sale price of the ADSs on The NASDAQ Global Select Market was $18.39 per share.

B.	Plan of Distribution

Not applicable.

C.	Markets

The ADS have been listed on The NASDAQ Global Select Market under the symbol “ASND” since January 28, 2015.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

Our shareholders adopted the Articles of Association filed as Exhibit 3.1 to our report on Form 6-K originally filed with the SEC on February 2, 2015.

The information set forth in our registration statement on Form F-3 filed with the SEC on February 2, 2016, under the headings “Description of Share Capital – Articles of Association and Danish Corporate Law,” and “Description of Share Capital – Comparison of Danish Corporate Law and our Articles of Association and Delaware Corporate Law” is incorporated herein by reference.

C.	Material Contracts

Except as otherwise disclosed in this annual report (including the Exhibits), we are not currently party to any material contract, other than contracts entered into in the ordinary course of business.

D.	Exchange Controls

There are no laws or regulation in Denmark that restrict the export or import of capital (except for certain investments in certain domains in accordance with applicable resolutions by the United Nations or the European Union), including, but not limited to, foreign exchange controls, or which affect the remittance of dividends, interest or other payments to non-resident holders of our ordinary shares.

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

Sale of the ADSs (Individuals)

Gains from the sale of shares are taxed as share income at a rate of 27% on the first DKK 50,600 (for cohabiting spouses, a total of DKK 101,200) and at a rate of 42% on share income exceeding DKK 50,600 (for cohabiting spouses over DKK 101,200). Such amounts are subject to annual adjustments and include all share income (i.e., all capital gains and dividends derived by the individual or cohabiting spouses, respectively).

Gains and losses on the sale of shares are calculated as the difference between the purchase price and the sales price. The purchase price is generally determined using the average method as a proportionate part of the aggregate purchase price for all the shareholder’s shares in the company.

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

Sale of the ADSs (Companies)

For the purpose of taxation of sales of shares made by shareholders (Companies), a distinction is made between Subsidiary Shares, Group Shares, Tax-Exempt Portfolio Shares and Taxable Portfolio Shares (note that the ownership threshold described below is applied on the basis of the number of all shares issued by the company, and not on the basis of the number of the ADSs issued):

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

Capital gains from the sale of Taxable Portfolio Shares admitted to trading on a regulated market are taxable at a rate of 22% irrespective of ownership period. Losses on such shares are generally deductible. Gains and losses on Taxable Portfolio Shares admitted to trading on a regulated market are taxable according to the mark-to-market principle (in Danish “lagerprincippet”).

According to the mark-to-market principle, each year’s taxable gain or loss on Taxable Portfolio Shares is calculated as the difference between the market value of the shares at the beginning and end of the tax year. Thus, taxation will take place on an accrual basis even if no shares have been disposed of and no gains or losses have been realized.

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

Dividends (Companies)

Dividends paid on both Tax-Exempt and Taxable Portfolio Shares are subject to the standard corporation tax rate of 22% irrespective of ownership period.

The withholding tax rate is 22%. A claim for repayment must be filed within two months. Otherwise, the excess tax will be offset in the corporation income tax for the year. However, the withholding rate on dividends from Tax-Exempt Portfolio Shares is as of January 1, 2016 reduced to 15.4% if certain documentative requirements are met.

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

Taxation of Dividends and Other Distributions on the ADSs

Subject to the PFIC rules discussed below, the gross amount of any distribution to you with respect to the ADSs will be included in your gross income as dividend income when actually or constructively received to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent the amount of the distribution exceeds our current and accumulated earnings and profits, it will be treated first as a return of your tax basis in the ADSs, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect a distribution will generally be reported as ordinary dividend income for such purposes. Any dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

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

Dividends will generally constitute foreign source income for foreign tax credit limitation purposes. Subject to the discussion of the PFIC rules below, any tax withheld with respect to distributions on the ADSs at the rate applicable to a U.S. Holder may, subject to a number of complex limitations, be claimed as a foreign tax credit against such U.S. Holder’s U.S. federal income tax liability or may be claimed as a deduction for U.S. federal income tax purposes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the ADSs generally will constitute “passive category income” or “general category income.” The rules with respect to the foreign tax credit are complex and involve the application of rules that depend upon a U.S. Holder’s particular circumstances. You are urged to consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

Taxation of Disposition of the ADSs

Subject to the PFIC rules discussed below, you will recognize gain or loss on any sale, exchange or other taxable disposition of an ADS equal to the difference between the amount realized (in U.S. dollars) on the disposition of the ADS and your tax basis (in U.S. dollars) in the ADS. Any such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if you have held the ADS for more than one year at the time of sale, exchange or other taxable disposition. Otherwise, such gain or loss will be short-term capital gain or loss. Long-term capital gains recognized by certain non-corporate U.S. Holders, including individuals, generally will be taxable at a reduced rate. The deductibility of capital losses is subject to limitations. Any such gain or loss you recognize generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes. You should consult your tax advisor regarding the proper treatment of gain or loss in your particular circumstances.

Passive Foreign Investment Company

Based on the market price of the ADSs and the value and composition of our income and assets, we do not believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2015. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you we will not be a PFIC for any taxable year. A non-U.S. corporation is considered a PFIC for any taxable year if either:

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

A separate determination must be made each taxable year as to whether we are a PFIC (after the close of each such taxable year). Because the value of our assets for purposes of the asset test will generally be determined by reference to the market price of the ADSs, our PFIC status will depend in large part on the market price of the ADSs, which may fluctuate significantly. In addition, changes in the composition of our income or assets may cause us to become a PFIC.

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

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the general tax treatment for PFICs discussed above. If you make a mark-to-market election for the ADSs, you will include in income for each year we are a PFIC an amount equal to the excess, if any, of the fair market value of the ADSs as of the close of your taxable year over your adjusted basis in such ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs, as well as to any loss realized on the actual sale or disposition of the ADSs to the extent the amount of such loss does not exceed the net mark-to-market gains previously included for the ADSs. Your basis in the ADSs will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except the lower applicable tax rate for qualified dividend income would not apply. If we cease to be a PFIC when you have a mark-to-market election in effect, gain or loss realized by you on the sale of the ADSs will be a capital gain or loss and taxed in the manner described above under “Taxation of Disposition of the ADSs.”

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

YOU ARE STRONGLY URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE APPLICATION OF THE PFIC RULES TO YOUR INVESTMENT IN THE ADSs.

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

In February 2015, we sold 6,900,000 ADSs, each representing one ordinary share, nominal value DKK 1 per share, in our initial public offering at a public offering price of $18.00 per ADS, for aggregate gross proceeds to us of approximately $124.2 million. The net offering proceeds to us, after deducting underwriting discounts and commissions totaling approximately $8.7 million and offering expenses totaling approximately $4.0 million, were approximately $111.5 million. The offering commenced on January 16, 2015 and did not terminate before all of the securities registered in the registration statement were sold. The effective date of the registration statement, File No. 333-201050, for our initial public offering of ADSs was January 27, 2015. Merrill Lynch, Pierce, Fenner & Smith Incorporated and Leerink Partners LLC acted as joint book-running managers of the offering and as representatives of the underwriters.

None of the payments described in this Item 14 were direct or indirect payments to our directors, officers, general partners or their associates, or any persons owning 10% or more of our ordinary shares, or our affiliates.

There has been no material change in the planned use of proceeds from our initial public offering, as described in our final prospectus filed with the SEC pursuant to rule 424(b) under the Securities Act on January 28, 2015.

Item 15	Control and Procedures

A.	Disclosure Controls and Procedures

Our chief executive officer and principal financial and accounting officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of December 31, 2015, have concluded that based on the evaluation of these controls and procedures required by Rule 13a-15(b) of the Exchange Act, our disclosure controls and procedures were not effective due to the material weaknesses in internal control over financial reporting described below.

B.	Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.

Internal control over financial reporting is defined in rules 13a-15(f) and 15d-15(f) under the Exchange Act as a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the audited consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect material misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2015. This assessment was performed under the directions and supervision of our Chief Executive Officer and our principal financial and accounting officer, and based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission. Based on this assessment, management identified material weaknesses in our internal control over financial reporting. Firstly, a material error in research and development costs for the year ended December 31, 2015 was identified and corrected. Due to a material weakness in the design of our controls related to the recognition of costs for deliverables under our supplier agreements, research and development costs were overstated by an amount that should have been recognized in the following financial year. Secondly, we commenced but did not complete the design and implementation of adequate internal controls relating to entity-level controls, controls over financial reporting and controls over our IT applications.

A material weakness is a control deficiency, or a combination of control deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected. These control deficiencies could result in a misstatement of the financial statement accounts or related disclosures that would result in a material misstatement in the annual or interim consolidated financial statements that would not be prevented or detected on a timely basis. Based on management’s assessment of those criteria, management has concluded that the design and operating effectiveness of our internal control over financial reporting was not effective as of December 31, 2015, based on the material weaknesses noted above.

We have developed a remediation plan to address the material weaknesses discussed above and to improve our internal controls over financial reporting. The plan includes increasing the resources we allocate to the review and interpretation of our agreements with suppliers and the deliverables under such agreements to ensure appropriate recognition of research and development costs. The plan also includes completing the documentation and testing of our entity-level controls, controls over financial reporting and controls over our IT applications to support management’s assessment of our internal control over financial reporting.

C.	Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our independent registered public accounting firm regarding our internal control over financial reporting due to an exemption provided by the JOBS Act for emerging growth companies.

D.	Changes in Internal Control over Financial Reporting

Other than the identification and planned remediation of the material weaknesses described above, there has been no change in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting.

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

	Year ended December 31, 2015		Year ended December 31, 2014
	EUR’000%		EUR’000%
Audit Fees	342	100%	334	30%
Audit-related Fees	—	—	789	70%
Tax Fees	—	—	—	—
All Other Fees	—	—	—	—

Total	342	100%	1,123	100%

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

Item 16D	Exemptions From the Listing Standards for Audit Committees

Not applicable.

Item 16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F	Change in Registrants Certifying Accountant

None.

Item 16G	Corporate Governance

The Sarbanes-Oxley Act of 2002, as well as related rules subsequently implemented by the SEC, requires foreign private issuers, including our company, to comply with various corporate governance practices. In addition, NASDAQ rules provide that foreign private issuers may follow home country practice in lieu of the NASDAQ corporate governance standards, subject to certain exceptions and except to the extent that such exemptions would be contrary to U.S. federal securities laws. In addition to the home country practices described under Item 6.C of this annual report, the home country practices followed by our company in lieu of NASDAQ rules are described below:

•	We do not intend to follow NASDAQ’s quorum requirements applicable to meetings of shareholders. In accordance with Danish corporate law and generally accepted business practice, our articles of association do not provide quorum requirements generally applicable to general meetings of shareholders.

•	We do not intend to follow NASDAQ’s requirements regarding the provision of proxy statements for general meetings of shareholders. Danish corporate law does not have a regulatory regime for the solicitation of proxies and the solicitation of proxies is not a generally accepted business practice in Denmark. We do intend to provide shareholders with an agenda and other relevant documents for the general meeting of shareholders.

•	We do not intend to follow NASDAQ’s requirements regarding shareholder approval for certain issuances of securities under NASDAQ Rule 5635. Pursuant to Danish corporate law our shareholders have authorized our board of directors to issue securities including in connection with certain events such as the acquisition of shares or assets of another company, the establishment of or amendments to equity-based compensation plans for employees, a change of control of us, rights issues at or below market price, certain private placements and issuance of convertible notes. We intend to take all actions necessary for us to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act of 2002, the rules adopted by the SEC and NASDAQ’s listing standards. As a Danish company not listed on a regulated market within the EU/EEA, we do not need to comply with the Danish corporate governance principles nor do we need to explain any deviation from these provisions in our Danish statutory annual report.

•	We do not intend to follow NASDAQ’s requirements regarding shareholder approval for all equity compensation plans. Generally, NASDAQ Rule 5635(c) requires each issuer to obtain shareholder approval of all equity compensation plans (including warrant incentive plans) and material amendments to such plans. However, pursuant to NASDAQ Rule 5615(a)(3), we have elected to follow our home country’s practices (in this case, being Danish practices) in lieu of the requirements of NASDAQ Rule 5635(c). Our home country practices do not require us to obtain a shareholders’ approval for amendments to our existing warrant incentive program.

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

Item 16H	Mine Safety Disclosure

Not applicable.

PART III

Item 17	Financial Statements

See “Item 18 Financial Statements.”

Item 18	Financial Statements

See the Financial Statements beginning on page F-1.

Item 19	Exhibits

The following exhibits are filed as part of this annual report:

Exhibit Number	Exhibit Description	Incorporated by Reference				Provided Herewith
		Form	Date	Number	File Number

1.1	Articles of Association, currently in effect (English translation).	6-K	3/18/2016	1.1	001-36815

2.1	Deposit Agreement dated January 27, 2015 among Ascendis Pharma A/S The Bank of New York Mellon and Owners and Holders of American Depositary Shares.	F-3	2/2/2016	4.2	333-209336

2.2	Form of American Depositary Receipt (included in Exhibit 2.1).

4.1†	Exclusive Licence Agreement dated July 31, 2013 between Ascendis Pharma Ophthalmology Division A/S, Genentech, Inc. and F. Hoffmann-La Roche Ltd.	F-1	12/18/2014	10.1	333-201050

Exhibit Number	Exhibit Description	Incorporated by Reference				Provided Herewith
		Form	Date	Number	File Number

4.2†	Patent Transfer & Exclusive Licence Agreement dated December 15, 2010 between Ascendis Pharma A/S and Sanofi Aventis Deutschland GmbH.	F-1	12/18/2014	10.2	333-201050

4.3(a)	Rental Agreement, between Technologiepark Heidelberg II GmbH & Co. KG and Ascendis Pharma GmbH (English translation).	F-1	12/18/2014	10.3(a)	333-201050

4.3(b)	Supplement No. 1 to Rental Agreement, between Technologiepark Heidelberg II GmbH & Co. KG and Ascendis Pharma GmbH (English translation).	F-1	12/18/2014	10.3(b)	333-201050

4.4(a)#	Reference is made to Exhibit 1.1.

4.4(b)#	Form of Warrant Certificate for Warrants issued prior to December 2015.	F-1	12/18/2014	10.4(b)	333-201050

4.4(c)#	Form of Warrant Certificate for Warrants issued since December 2015.					X

4.5#	Form of Indemnification Agreement for board members and senior management.	F-1	1/16/2014	10.5	333-201050

4.6(a)	Registration Rights Agreement dated November 24, 2014 among Ascendis Pharma A/S and the investors set forth therein.	F-1	12/18/2014	10.6	333-201050

4.6(b)	First Amendment to Registration Rights Agreement dated December 11, 2015 by and among Ascendis Pharma A/S and the investors set forth therein.	6-K	12/14/2015	4.2	001-36815

4.7	Registration Rights Agreement dated December 11, 2015 by and among Ascendis Pharma A/S, Fidelity Securities Fund: Fidelity Series Small Cap Opportunities Fund—Healthcare Sub and Fidelity Stock Selector Small Cap Fund—Health Care Sub.	6-K	12/14/2015	4.1	001-36815

4.8	Lease Agreement dated September 7, 2015 between Ascendis Pharma A/S and Dades AS.	F-3	2/2/2016	10.1	001-36815

8.1	List of Subsidiaries.					X

12.1	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X

12.2	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X

13.1	Certification by Principal Executive Officer and Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					X

†	Confidential treatment has been granted for certain information contained in this Exhibit. Such information has been omitted and filed separately with the SEC.
#	Indicates senior management contract or compensatory plan.

Signatures

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Ascendis Pharma A/S

By:	/s/ Jan Møller Mikkelsen
Jan Møller Mikkelsen
President, Chief Executive Officer, Board Member and Executive Director (Principal Executive Officer)

Date: April 15, 2016

By:	/s/ Peter Rasmussen
Peter Rasmussen
VP Finance (Principal Financial and Accounting Officer)

Date: April 15, 2016

Notes to the Consolidated Financial Statements

ASCENDIS PHARMA A/S

Notes to the Consolidated Financial Statements

Deloitte Statsautoriseret Revisionspartnerselskab CVR-no. 33 96 35 56 Weidekampsgade 6 P.O. Box 1600 0900 Copenhagen C Denmark Phone +45 36 10 20 30 Fax +45 36 10 20 40 www.deloitte.dk

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Ascendis Pharma A/S

Hellerup, Denmark

We have audited the accompanying consolidated statements of financial position of Ascendis Pharma A/S and subsidiaries (the “Company”) as of December 31, 2015 and December 31, 2014, and the consolidated statements of profit or loss and other comprehensive income, the consolidated statements of changes in equity, and the consolidated cash flow statements for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Ascendis Pharma A/S and subsidiaries as of December 31, 2015 and December 31, 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Deloitte Statsautoriseret Revisionspartnerselskab

CVR no. 33963556

Copenhagen, April 14, 2016

/s/ Jens Sejer Pedersen	/s/ Flemming Larsen
State Authorised	State Authorised
Public Accountant	Public Accountant

Notes to the Consolidated Financial Statements

Consolidated Statements of Profit or Loss and Other Comprehensive Income for the Years Ended December 31

	Notes	2015	2014	2013
		(EUR’000)
Revenue	4	8,118	13,983	20,408
Research and development costs		(40,528)	(19,698)	(12,713)
General and administrative expenses		(9,415)	(6,274)	(2,416)

Operating profit/(loss)		(41,825)	(11,989)	5,279
Finance income	7	11,048	1,877	158
Finance expenses	7	(2,797)	(228)	(732)

Profit/(loss) before tax		(33,574)	(10,340)	4,705
Tax on profit/(loss) for the year	8	652	682	(626)

Net profit/(loss) for the year		(32,922)	(9,658)	4,079

Other comprehensive income/(loss)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations		(14)	(14)	(6)

Other comprehensive loss for the year, net of tax		(14)	(14)	(6)

Total comprehensive income/(loss) for the year, net of tax		(32,936)	(9,672)	4,073

Profit/(loss) for the year attributable to owners of the Company		(32,922)	(9,658)	4,079
Total comprehensive income/(loss) for the year attributable to owners of the Company		(32,936)	(9,672)	4,073

		EUR	EUR	EUR
Basic earnings/(loss) per share		(1.39)	(0.85)	0.38

Diluted earnings/(loss) per share		(1.39)	(0.85)	0.32

Number of shares used for calculation (basic)		23,766,783	11,406,929	10,801,948

Number of shares used for calculation (diluted)(1)		23,766,783	11,406,929	12,825,908

(1)	A total of 2,615,903 warrants outstanding as of December 31, 2015 (a total of 2,999,824 warrants outstanding as of December 31, 2014) can potentially dilute earnings per share in the future, but have not been included in the calculation of diluted earnings per share because they are antidilutive for the periods presented.

Notes to the Consolidated Financial Statements

Consolidated Statements of Financial Position As of December 31,

	Notes	2015	2014
	(EUR’000)
Assets
Non-current assets
Intangible assets	9	3,495	3,495
Property, plant and equipment	10	2,355	1,874
Deposits		270	140

		6,120	5,509

Current assets
Trade receivables		1,064	1,292
Other receivables		338	210
Prepayments		3,819	620
Income taxes receivable	8	784	873
Cash and cash equivalents		119,649	50,167

		125,654	53,162

Total assets		131,774	58,671

Equity and liabilities
Equity
Share capital	12	3,374	2,272
Other reserves	13	5,678	3,979
Retained earnings		111,277	39,559

Total equity		120,329	45,810

Current liabilities
Trade payables and other payables		8,373	4,956
Deferred income	14	3,072	7,905

		11,445	12,861

Total liabilities		11,445	12,861

Total equity and liabilities		131,774	58,671

Notes to the Consolidated Financial Statements

Consolidated Statements of Changes in Equity

	Share Capital	Foreign Currency Translation Reserve	Share- based Payment Reserve	Retained Earnings	Total
	(EUR’000)
Equity at January 1, 2013	1,448	(51)	2,105	(1,946)	1,556

Profit for the year	—	—	—	4,079	4,079
Other comprehensive loss, net of tax	—	(6)	—	—	(6)

Total comprehensive income/(loss)	—	(6)	—	4,079	4,073
Share-based payment (Note 6)	—	—	671	—	671

Equity at December 31, 2013	1,448	(57)	2,776	2,134	6,301
Loss for the year	—	—	—	(9,658)	(9,658)
Other comprehensive loss, net of tax	—	(14)	—	—	(14)

Total comprehensive income/(loss)	—	(14)	—	(9,658)	(9,672)
Share-based payment (Note 6)	—	—	1,274	—	1,274
Capital increase	824	—	—	47,272	48,096
Cost of capital increase	—	—	—	(189)	(189)

Equity at December 31, 2014	2,272	(71)	4,050	39,559	45,810

Loss for the year	—	—	—	(32,922)	(32,922)

Other comprehensive loss, net of tax	—	(14)	—	—	(14)

Total comprehensive income/(loss)	—	(14)	—	(32,922)	(32,936)

Share-based payment (Note 6)	—	—	1,713	—	1,713

Capital increase	1,102	—	—	113,036	114,138

Cost of capital increase	—	—	—	(8,396)	(8,396)

Equity at December 31, 2015	3,374	(85)	5,763	111,277	120,329

Notes to the Consolidated Financial Statements

Consolidated Cash Flow Statements for the year Ended December 31

	2015	2014	2013
	(EUR’000)
Operating activities
Net profit/(loss) for the year	(32,922)	(9,658)	4,079
Reversal of finance income	(11,048)	(1,877)	(158)
Reversal of finance expenses	2,797	228	732
Reversal of tax charge	(652)	(682)	626
Adjustments for:
Share-based payment	1,713	1,274	671
Depreciation and amortization	558	504	405
Changes in working capital:
Deposits	(130)	(108)	(2)
Trade receivables	228	413	4,013
Other receivables	(128)	(210)	353
Prepayments	(3,199)	(556)	26
Trade payables and other payables	3,403	2,622	(12)
Deferred income	(4,833)	(9,565)	(3,614)
Income taxes payable	—	—	(239)

Cash flows generated from/(used in) operations	(44,213)	(17,615)	6,880

Finance income received	13	182	115
Finance expenses paid	(6)	(171)	(685)
Income taxes received / (paid)	740	(799)	—

Cash flows from/(used in) operating activities	(43,466)	(18,403)	6,310

Investing activities
Acquisition of property, plant and equipment	(1,039)	(405)	(1,195)

Cash flows used in investing activities	(1,039)	(405)	(1,195)

Financing activities
Capital increase	114,138	48,096	—
Cost of capital increase	(8,396)	(189)	—
Installments on long-term financial liabilities	—	—	(220)

Cash flows from / (used in) financing activities	105,742	47,907	(220)

Increase / (decrease) in cash and cash equivalents	61,237	29,099	4,895

Cash and cash equivalents at January 1	50,167	19,430	14,535

Effect of exchange rate changes on balances held in foreign currencies	8,245	1,638	—

Cash and cash equivalents at December 31	119,649	50,167	19,430

Notes to the Consolidated Financial Statements

Note 1—General Information

Ascendis Pharma A/S, together with its subsidiaries, is a clinical stage biopharmaceutical company applying its TransCon technology to develop a pipeline of therapeutics with best-in-class profiles addressing unmet medical needs. Ascendis Pharma A/S was incorporated in 2006 and is headquartered in Hellerup, Denmark. Unless the context otherwise requires, references to the “Company,” “Ascendis,” “we,” “us” and “our” refer to Ascendis Pharma A/S and its subsidiaries.

The address of its registered office is Tuborg Boulevard 5, DK-2900 Hellerup.

On February 2, 2015, the Company completed an initial public offering, or IPO, which resulted in the listing of American Depository Shares representing the Company’s ordinary shares, under the symbol “ASND” in the United States on the NASDAQ Global Select Market.

The Company’s board of directors approved these consolidated financial statements on April 14, 2016.

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

The accounting policies are consistent with those of the previous year.

Our consolidated financial statements have been prepared under the historical cost convention, apart from certain financial instruments that are measured at fair value at initial recognition.

Going Concern

The Company’s Board of Directors has, at the time of approving the financial statements, a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future. Thus, we continue to adopt the going concern basis of accounting in preparing the financial statements.

Retrospective Effect of Bonus Share Issuance

All share and per share data in the consolidated financial statements give retroactive effect to a bonus issue of shares in the ratio of 3:1 of the Company’s authorized, issued and outstanding ordinary and preference shares, which was effective on January 13, 2015, with the corresponding impacts on both share capital and retained earnings also retroactively recognized. Retrospective effect has also been given with respect to the share and per share data for the warrants.

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

Notes to the Consolidated Financial Statements

On initial recognition, assets and liabilities are measured at cost or at fair value, depending on the classification of the items. Measurement subsequent to initial recognition is affected as described below for each financial statement item. Anticipated risks and losses that arise before the time of presentation of the consolidated financial statements and that confirm or invalidate affairs and conditions existing at the consolidated statement of financial position date are considered at the time of recognition and measurement.

Income is recognized in the consolidated statement of profit or loss when earned, whereas costs are recognized by the amounts attributable to the financial year.

Basis of Consolidation

The consolidated financial statements include our parent company, Ascendis Pharma A/S, and all entities over which the parent company has control. We control an entity when we are exposed to, or have rights to, variable returns from our involvement with the entity and have the ability to control those returns through our power over the entity. Accordingly, the consolidated financial statements include Ascendis Pharma A/S and the entities listed in Note 11.

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

Exchange differences that arise between the rate at the transaction date and the rate in effect at the payment date, or the rate at the balance sheet date, are recognized in profit or loss as financial income or financial expenses. Property, plant and equipment, intangible assets and other non-monetary assets purchased in foreign currencies and measured on the basis of historical cost are translated at the transaction date exchange rate.

When subsidiaries that present their financial statements in a functional currency other than EUR are recognized in the consolidated financial statements, the statements of profit or loss are translated at average exchange rates. Balance sheet items are translated using the exchange rates at the balance sheet date. Exchange differences arising out of the translation of foreign entities’ balance sheet items at the beginning of the year using the balance sheet date exchange rates as well as out of the translation of statements of profit or loss from average rates to the exchange rates at the balance sheet date are recognized in other comprehensive income. Similarly, exchange differences arising out of changes that have been made directly in a foreign subsidiary’s equity are recognized in other comprehensive income.

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

Notes to the Consolidated Financial Statements

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

Collaboration agreements which contain multiple activities are only separated into individual units of accounting if they constitute a separate earnings process. If multiple activities or rights are not separable, they are combined into a single unit of accounting, and recognized over the period of continued involvement; i.e. the period where we are actively involved in development and deliver significant services to the collaboration partner. If multiple activities or rights are separable, each separate component is accounted for after considering the specific nature of the element and the underlying activities to which earnings process relates. For the three years ended December 31, 2015, 2014 and 2013, the collaboration agreements entered into by the Company did not meet the criteria for separation, and all arrangements were accounted for as a single unit of account. Accordingly, the up-front license payments have been recognized as revenue over the period of continued involvement. In addition, the milestone criteria and sales-based royalty thresholds have not yet been met and such thresholds are not yet considered probable, accordingly no milestone and royalty payments have been received or are expected to be received.

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

Notes to the Consolidated Financial Statements

Government grants received to cover expenses incurred are recognized in research and development costs.

Research costs are recognized in the consolidated statement of profit or loss in the period to which they relate. Development costs are recognized in the consolidated statement of profit or loss when incurred if the criteria for capitalization have not been met.

A development project involves a single product candidate undergoing a series of studies to illustrate its safety profile and effect on human beings prior to obtaining the necessary approval from the appropriate authorities. Due to the risk related to the development of pharmaceutical products, we cannot estimate the future economic benefits associated with individual development projects with sufficient certainty until the development project has been finalized and the necessary market approval of the final product has been obtained. As a consequence, all development costs are recognized in the consolidated statement of profit or loss in the period to which they relate.

General and Administrative Expenses

General and administrative expenses comprise salaries, share-based payment, and other staff costs including pensions, office supplies, cost of premises, and depreciation and amortization related to administrative activities.

General and administrative expenses are recognized in the consolidated statement of profit or loss in the period to which they relate.

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

Any social security contributions payable in connection with the grant or exercise of the warrants are recognized as incurred.

The assumptions used for estimating the fair value of share-based payment transactions are disclosed in Note 6.

Notes to the Consolidated Financial Statements

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

Notes to the Consolidated Financial Statements

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

Subsequent costs are included in the carrying amount of the asset or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the assets will flow to us and the costs of the items can be measured reliably. All repair and maintenance costs are charged to the consolidated statement of profit or loss during the financial periods in which they are incurred.

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

Depreciation, impairment losses and gains and losses on disposal of property, plant and equipment are recognized in the statements of profit or loss as research and development costs or as general and administrative expenses, as appropriate.

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

Notes to the Consolidated Financial Statements

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

On initial recognition, other financial liabilities are measured at fair value less any transaction costs. Subsequently, these liabilities are measured at amortized cost applying the effective interest method to the effect that the difference between proceeds and nominal amount is recognized in the consolidated statement of profit or loss as a financial expense over the term of the liability.

Notes to the Consolidated Financial Statements

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

Cash flows in currencies other than the functional currency are recognized in the cash flow statement, using the average exchange rates.

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

Diluted EPS

Diluted earnings per share is calculated as the net income or loss from continuing operations for the period divided by the weighted average number of ordinary shares outstanding adjusted for the dilutive effect of share equivalents. If the statement of profit or loss shows a net loss, no adjustment is made for the dilutive effect, as such effect would be anti-dilutive.

Notes to the Consolidated Financial Statements

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

•	In July 2014, IASB issued the final version of IFRS 9, “Financial Instruments”. IFRS 9 brings together the classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39, “Financial Instruments: Recognition and Measurement” and is expected to be effective for annual periods beginning on or after January 1, 2018. The standard awaits EU Endorsement. We do not believe that the application of IFRS 9 in the future will have a material impact on amounts reported in respect of the Company’s financial assets and liabilities, but the final conclusion on this awaits a more detailed review of the standard.

•	In May 2014, IASB issued IFRS 15 “Revenue from Contracts with Customers”. The standard is part of the convergence project with FASB to replace IAS 18 “Revenue”. The new standard will establish a single, comprehensive framework for revenue recognition, based on a five-step model to determine when, how and at what amount revenue is to be recognized depending on whether certain criteria are met. The standard awaits EU Endorsement. The initial effective date was January 1, 2017, but in September 2015, the IASB deferred the effective date to January 1, 2018. We do not believe that the application of IFRS 15 in the future will have a material impact on amounts reported in respect of the Company’s revenues, but the final conclusion on this awaits a more detailed review of the standard.

•	In January 2016, the IASB issued IFRS 16 “Leases”, which requires lessees to recognize assets and liabilities for most leases. For lessors, there is little change to the existing accounting in IAS 17 “Leases”. The standard awaits EU Endorsement. The new standard will be effective for annual periods beginning on or after January 1, 2019. We believe that the application of IFRS 16 will impact the Company’s balance sheet through recognition of assets and liabilities that would currently not be recognized under the current standard, as they are classified as operating lease arrangements.

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

Notes to the Consolidated Financial Statements

We evaluate all of our revenue generating transactions to ensure recognition in accordance with IFRS.

We have not signed any new collaboration agreements with external partners in 2015 or 2014.

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

In total, we had €3.1 million in deferred income as of December 31, 2015 compared to €7.9 million as of December 31, 2014.

Share-Based Payment

IFRS 2, “Share-Based Payment” requires an entity to reflect in its profit or loss and financial position the effects of share-based payment transactions, including expenses associated with transactions in which share options are granted to employees. We have granted warrants to employees, consultants and board members under three different programs as described in Note 6, which are accounted for under IFRS 2.

We use the Black-Scholes option-pricing model to value the warrants granted and critical judgments need to be exercised in determining the appropriate input to the valuation model as well as to determine the appropriate way of recognizing the expenses under IFRS 2.

Warrants granted under our warrant programs vest on a monthly basis over periods of up to 48 months. Due to the graded vesting, the related expenses are recognized on an accelerated basis; i.e. each tranche of a warrant grant is treated separately for expense recognition purposes. Accordingly, each warrant grant is treated in up to 48 tranches, which are each recognized over the expected useful life of that particular tranche. In total €1.7 million was recognized as share-based payment in the consolidated financial statements for 2015 compared to €1.3 million for 2014 and €0.7 million for 2013.

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

Notes to the Consolidated Financial Statements

Key Sources of Estimation Uncertainty

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities within the next financial year.

Impairment of Goodwill

Determining whether goodwill is impaired requires an estimation of the recoverable amount, being the higher of fair value less costs of disposal or value in use, of the cash-generating units to which goodwill has been allocated. The recoverable amount of the cash-generating units is determined based on an estimation of the Company’s fair value less costs of disposal. We have determined the fair value of goodwill after taking into account the market value of our ADSs representing the enterprise value of our group enterprises as of the balance sheet date. No impairment loss has been recognized in 2015 or 2014. The carrying amount of goodwill at December 31, 2015 and 2014 was €3.5 million. See note 9 for further details.

Recognition of Accruals for Manufacturing and Clinical Trial Activities

Payment terms for contractual work related to development, manufacturing and clinical trial activities do not necessarily reflect the stage of completion of the individual projects and activities. Determination of the stage of completion for ongoing activities includes estimation uncertainties as future efforts to complete the specific activity may be difficult to predict. We have reviewed all significant ongoing activities at the balance sheet date to determine the stage of completion compared to the invoices received and recognized accruals for any additional costs.

Useful Lives of Property, Plant and Equipment and Finite-Lived Intangible Assets

We review the estimated useful lives of property, plant and equipment and finite-lived intangible assets at the end of each reporting period. We have concluded that the useful lives applied for 2015, 2014 and 2013 are appropriate.

Except for the above areas, assumptions and estimates are not considered to be critical to the consolidated financial statements. No estimates or judgments have been made involving a material risk of significant adjustments of the assets or liabilities at the balance sheet date.

Note 4—Revenue

	2015	2014	2013
	(EUR’000)
Revenue from the rendering of services	3,192	6,074	4,161
License income	4,926	7,909	16,247

Total revenue	8,118	13,983	20,408

Revenue from external customers (geographical)
USA	7,350	11,024	10,965
Germany	487	2,959	9,443
Switzerland	281	—	—

Total revenue	8,118	13,983	20,408

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

In the consolidated financial statements for 2015, one single customer accounts for more than 10% of total revenue. The revenue from this customer amounts to €7.4 million (91%).

Notes to the Consolidated Financial Statements

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

Note 6—Staff Cost

	2015	2014	2013
	(EUR’000)
Wages and salaries	9,211	6,758	4,773
Share-based payment	1,713	1,274	671
Pension costs	42	38	35
Social security costs	697	501	427

Total salary expenses	11,663	8,572	5,906

Compensation to Key Management Personnel
Wages and salaries	1,397	866	497
Share-based payment	508	582	251
Social security costs	74	61	37

Total compensation to Key Management Personnel	1,979	1,509	785

Average number of employees	63	53	45

Share-based payment

Ascendis Pharma A/S has established warrant programs, equity-settled share-based payment transactions, as an incentive for all of our employees, members of our board of directors and select external consultants.

Warrants are granted by the Board of Directors in accordance with authorizations given to it by the shareholders of Ascendis Pharma A/S. As of December 31, 2015, 4,042,312 warrants had been granted, of which 19,580 warrants have been cancelled, 1,292,462 warrants have been exercised, 2,168 warrants have expired without being exercised, and 112,199 warrants have been forfeited. As of December 31, 2015, our board of directors was authorized to grant up to 3,977,092 additional warrants to our employees, board members and select consultants without preemptive subscription rights for the shareholders of Ascendis Pharma A/S. Each warrant carries the right to subscribe for one ordinary share of a nominal value of DKK 1. The exercise price is fixed at the fair market value of our ordinary shares at the time of grant as determined by our board of directors. The exercise prices of outstanding warrants under our warrant programs are approximately €6.48, €8.00, and €15.68 depending on the grant dates. Vested warrants may be exercised in two or four annual exercise periods as described below. Apart from exercise prices and exercise periods, the programs are similar.

Vesting Conditions

Warrants issued during the period from 2008 to 2012 generally vested over 36 months with 1/36 of the warrants vesting per month from the date of grant. However, some of these warrants were subject to shorter vesting periods, to a minimum of 24 months. All such warrants have been exercised or have expired as of December 31, 2015.

Effective from and after December 2012, warrants granted generally vest over 48 months with 1/48 of the warrants vesting per month from the date of grant.

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

Notes to the Consolidated Financial Statements

Warrants issued to consultants, advisors and board members only vest so long as the consultant, advisor or board member continues to provide services to us.

Exercise Periods

Vested warrants may be exercised during certain exercise periods each year. For 1,054,958 outstanding warrants, there are two annual exercise periods that continue for 21 days from and including the day after the publication of (i) the annual report notification—or if such notification is not published—the annual report and (ii) our interim report (six-month report). For these warrants, the last exercise period is 21 days from and including the day after the publication of our interim report for the first half of 2023. For 538,037 outstanding warrants granted in connection with our Preference D financing, there are four annual exercise periods that continue for 21 days following the day of publication of (i) our interim report (three-month report); (ii) the annual report notification—or if such notification is not published—the annual report; (iii) our interim report (six-month report); and (iv) our interim report (nine-month report). For these warrants, the last exercise period is 21 days following the publication of our interim report (nine-month report) in 2023. For 1,022,908 warrants granted on December 18, 2015, there are four annual exercise periods; each exercise period begins two full trading days after the publication of the public release of our earnings data of a fiscal quarter and continues until the end of the second-to-last trading day in which quarter the relevant earnings release is published. The warrants granted in December 2015 expire ten years after the grant date.

In the event of liquidation, a merger, a demerger or a sale or share exchange of more than 50% of our share capital, the warrantholders may be granted an extraordinary exercise period immediately prior to the transaction in which warrants may be exercised.

Warrants not exercised by the warrant holder during the last exercise period shall become null and void without further notice or compensation or payment of any kind to the warrant holder.

If the warrant holder is a consultant, advisor or board member, the exercise of warrants is conditional upon the warrantholder’s continued service to us at the time the warrants are exercised. If the consultant’s, advisor’s or board member’s relationship with us should cease without this being attributable to the warrantholder’s actions or omissions, the warrantholder shall be entitled to exercise vested warrants in the pre-defined exercise periods.

Adjustments

Warrantholders are entitled to an adjustment of the number of warrants issued and/or the exercise price applicable in the event of certain corporate changes. Events giving rise to an adjustment include, among other things, increases or decreases to our share capital at a price below or above market value, respectively, the issuance of bonus shares, changes in the nominal value of each share, and payment of dividends in excess of 10% of the Company’s equity.

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

Notes to the Consolidated Financial Statements

Warrant Activity

The following table specifies the warrant activity during the year:

	Total Warrants	Weighted Average Exercise Price EUR
Outstanding at January 1, 2013	1,940,412	4.89

Granted during the year	183,888	8.00
Exercised during the year	—	—
Forfeited during the year	—	—
Expired during the year	—	—

Outstanding at December 31, 2013	2,124,300	5.16

Granted during the year	895,104	7.04
Exercised during the year	—	—
Forfeited during the year	(19,580)	7.91
Expired during the year	—	—

Outstanding at December 31, 2014	2,999,824	5.70

Granted during the year	1,022,908	15.68
Exercised during the year	(1,292,462)	3.34
Forfeited during the year	(112,199)	7.65
Expired during the year	(2,168)	3.06
Outstanding at December 31, 2015	2,615,903	10.69

Vested at the balance sheet date	864,623	7.74

As of December 31, 2015, a total of 2,615,903 warrants were outstanding with a weighted average exercise price of €10.69. 864,623 of these warrants had vested as of December 31, 2015. For comparison, as of December 31, 2014, a total of 2,999,824 warrants were outstanding with a weighted average exercise price of €5.70. 1,710,411 of these warrants had vested as of December 31, 2014 with a weighted average exercise price of €4.47. As of December 31, 2013, a total of 2,124,300 warrants were outstanding with a weighted average exercise price of €5.16. 1,390,968 of these warrants had vested as of December 31, 2013 with a weighted average exercise price of €2.84.

Warrant Compensation Costs

Warrant compensation costs are determined with basis in the grant date fair value of the warrants granted and recognized over the vesting period. Fair value of the warrants is calculated at the grant dates by use of the Black-Scholes Option Pricing model with the following assumptions: (1) an exercise price equal to or above the estimated market price of our shares at the date of grant; (2) an expected lifetime of the warrants determined as a weighted average of the time from grant date to date of becoming exercisable and from grant date to expiry of the warrants; (3) a risk free interest rate equaling the effective interest rate on a Danish government bond with the same lifetime as the warrants; (4) no payment of dividends; and (5) a volatility for comparable companies for a historic period equaling the expected lifetime of the warrants. The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the warrants is indicative of future trends. The expected volatility has been calculated using a simple average of daily historical data of comparable publicly traded companies, as we do not have sufficient data for the volatility of our own share price.

The following table summarizes the input to the Black-Scholes Option Pricing model for warrant grants in 2015, 2014 and 2013:

	2015	2014	2013
Expected volatility	61 — 63%	67 — 68%	63 — 68%
Risk-free interest rate	0.25 — 0.45%	0.15 — 1.32%	0.78 — 1.51%
Expected life of warrants (years)	5.05 — 7.05	4.57 — 6.94	4.92 — 7.43
Weighted average calculated share price	EUR 15.67	EUR 6.48 — 8.00	EUR 3.31 — 7.45
Fair value of warrants granted in the year	EUR 8.02 — 9.45	EUR 6.48 — 7.82	EUR 1.29 — 4.68

Notes to the Consolidated Financial Statements

Warrant compensation cost is recognized in the statement of profit or loss over the vesting period of the warrants granted.

	2015	2014	2013
	(EUR’000)
Research and development costs	718	327	545
General and administrative expenses	995	947	126

Total warrant compensation costs	1,713	1,274	671

Value of Outstanding Warrants

For the year ended December 31, 2015, the aggregate fair value of outstanding warrants has been calculated at €33.0 million using the Black-Scholes Option Pricing model. The following table specifies the weighted average exercise price and the weighted average life of outstanding warrants:

	Year of Grant	Number of Warrants	Weighted Average Exercise Price EUR	Weighted Average Life (months)
Granted in December	2012	665,188	8.00	91-92
Granted in March, June, September and December	2013	137,349	8.00	91-92
Granted in January, March, June and November	2014	790,458	7.04	92-93
Granted in December	2015	1,022,908	15.68	119-120

Outstanding at December 31, 2015		2,615,903	10.69	102-103

Vested at the balance sheet date		864,623	7.74

For the year ended December 31, 2014, a total of 2,999,824 warrants were outstanding with a weighted average exercise price of €5.70 and weighted average life of 53 to 79 months:

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

For the year ended December 31, 2013, a total of 2,124,300 warrants were outstanding with a weighted average exercise price of €5.16 and weighted average life of 50 to 60 months:

	Year of Grant	Number of Warrants	Weighted Average Exercise Price EUR	Weighted Average Life (months)
Granted in September	2008	623,880	2.65	20-21
Granted in March and December	2009	501,928	2.65	20-21
Granted in December	2011	58,000	8.00	20-21
Granted in October and December	2012	756,604	8.00	20-117
Granted in March, June, September and December	2013	183,888	8.00	115-117

Outstanding at December 31, 2013		2,124,300	5.16	50-60

Vested at the balance sheet date		1,390,968	2.84

Notes to the Consolidated Financial Statements

Note 7—Finance Income and Finance Expenses

	2015	2014	2013
	(EUR’000)
Interest income	13	—	—
Exchange rate gains	11,035	1,877	158

Total finance income	11,048	1,877	158

Interest expense	(6)	(16)	(8)
Exchange rate losses	(2,791)	(212)	(724)

Total finance expenses	(2,797)	(228)	(732)

Note 8—Tax on Profit/Loss for the Year and Deferred Tax

	2015	2014	2013
	(EUR’000)
Tax on profit/(loss) for the year:
Current tax	(652)	(682)	626
Change of deferred tax	—	—	—

	(652)	(682)	626

Tax for the year can be explained as follows:
Profit/(loss) before tax	(33,574)	(10,340)	4,705
Tax at the Danish corporation tax rate of 23.5%	(7,890)	(2,533)	1,176

Tax effect of:
Non-deductible costs	359	378	173
Additional tax deductions	(703)	—	—
Tax credit	787	823	—
Other effects	(330)	483	97
Change in unrecognized deferred tax assets	7,125	167	(820)

Tax on profit/(loss) for the year	(652)	(682)	626

Unrecognized deferred tax asset:
Tax deductible losses	(13,404)	(5,261)	(2,345)
Deferred income	(725)	(1,835)	(4,367)
Other temporary differences	5	97	(120)

Unrecognized deferred tax asset	(14,124)	(6,999)	(6,832)

The deferred tax assets have not been recognized in the statement of financial position due to uncertainty relating to the future utilization. The deferred tax asset can be carried forward without timing limitations. For tax losses carried forward, certain limitations exist for amounts to be utilized each year.

Under Danish tax legislation, tax losses may be partly refunded by the tax authorities to the extent such tax losses arise from research and development activities. For the year ended December 31, 2015, the jointly taxed Danish entities had a negative taxable income, and accordingly were entitled to a tax refund of approximately €0.8 million, compared to approximately €0.8 million for the year ended December 31, 2014.

Notes to the Consolidated Financial Statements

Note 9—Intangible Assets

Goodwill
(EUR’000)
Cost:
At January 1, 2014	3,495
Additions	—

December 31, 2014	3,495
Additions	—
December 31, 2015	3,495

Accumulated impairment:

At January 1, 2014	—
Impairment charge	—

At December 31, 2014	—
Impairment charge	—
At December 31, 2015	—

Carrying amount:
At December 31, 2015	3,495

At December 31, 2014	3,495

Goodwill relates to the acquisition of Complex Biosystems GmbH (now Ascendis Pharma GmbH) in 2007. Goodwill was calculated as the excess amount of the purchase price to the fair value of identifiable assets acquired, and liabilities assumed at the acquisition date. Business combinations recognized before January 1, 2012, the Group’s date of transition to IFRS, have not been adjusted to IFRS 3, “Business Combinations”. Ascendis Pharma GmbH was initially a separate technology platform company, but is now an integral part of our research and development activities, including significant participation in the development services provided to our external collaboration partners. Accordingly, it is not possible to look separately at Ascendis Pharma GmbH when considering the recoverable amount of the goodwill. Goodwill is monitored and tested for impairment on a consolidated level as we are considered to represent one cash-generating unit. The recoverable amount of the cash-generating unit is determined based on an estimation of the Company’s fair value less costs of disposal. We have determined the fair value of goodwill after taking into account the market value of our ADSs representing the enterprise value of our group enterprises as of the balance sheet date. The computation of our enterprise value significantly exceeded the carrying amount of our equity, leaving sufficient value to cover the carrying amount of goodwill. With reference to materiality, we have concluded that no further assumptions need to be applied in determining whether goodwill is impaired.

Goodwill is tested for impairment on a yearly basis at December 31, or more frequently, if indications of impairment are identified. There have been no impairments recognized in any of the periods presented.

Notes to the Consolidated Financial Statements

Note 10—Property, Plant and Equipment

	Plant and Machinery	Other Equipment	Leasehold Improve- ments	Total
	(EUR’000)
Cost:
At January 1, 2014	2,896	737	417	4,050
Additions	194	90	121	405
Disposals	—	—	—	—

At December 31, 2014	3,090	827	538	4,455
Additions	603	400	36	1,039
Disposals	—	—	—	—

At December 31, 2015	3,693	1,227	574	5,494

Accumulated depreciation:
At January 1, 2014	(1,566)	(404)	(107)	(2,077)
Depreciation charge	(334)	(124)	(46)	(504)
Disposals	—	—	—	—

At December 31, 2014	(1,900)	(528)	(153)	(2,581)
Depreciation charge	(384)	(118)	(56)	(558)
Disposals	—	—	—	—

December 31, 2015	(2,284)	(646)	(209)	(3,139)

Carrying amount:
At December 31, 2015	1,409	581	365	2,355

At December 31, 2014	1,190	299	385	1,874

	2015	2014	2013
	(EUR’000)
Depreciation charges are recognized as:
Research and development costs	(550)	(500)	(401)
General and administrative expenses	(8)	(4)	(4)

Total depreciation charges	(558)	(504)	(405)

Note 11—Investments in Group Enterprises

Investments in Group enterprises comprise:

Company	Domicile	Ownership
Ascendis Pharma GmbH	Germany	100%
Ascendis Pharma, Inc.	US	100%
Ascendis Pharma, Ophthalmology Division A/S	Denmark	100%
Ascendis Pharma, Endocrinology Division A/S	Denmark	100%
Ascendis Pharma, Osteoarthritis Division A/S	Denmark	100%
Ascendis Pharma, Circulatory Diseases Division A/S	Denmark	100%

Note 12—Share Capital

The share capital of Ascendis Pharma A/S consists of 25,128,242 shares at a nominal value of DKK 1, all in the same share class.

The number of shares of the Company are as follows:

	2015	2014	2013	2012	2011
Changes in share capital
Beginning of year	16,935,780	10,801,948	10,801,948	10,801,948	10,105,560
Increase through cash contribution	8,192,462	6,133,832	—	—	—
Increase through conversion of debt	—	—	—	—	696,388

End of year	25,128,242	16,935,780	10,801,948	10,801,948	10,801,948

Notes to the Consolidated Financial Statements

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

	Foreign currency translation reserve	Share- based payment reserve	Total
	(EUR’000)
At January 1, 2013	(51)	2,105	2,054
Other comprehensive income/(loss) for the year, net of tax	(6)	—	(6)
Share-based payment	—	671	671

December 31, 2013	(57)	2,776	2,719
Other comprehensive income/(loss) for the year, net of tax	(14)	—	(14)
Share-based payment	—	1,274	1,274

At December 31, 2014	(71)	4,050	3,979
Other comprehensive income/(loss) for the year, net of tax	(14)	—	(14)
Share-based payment	—	1,713	1,713

At December 31, 2015	(85)	5,763	5,678

Note 14—Deferred Income

We enter into collaboration agreements which are considered to include multiple elements for revenue recognition purposes. Typically, the collaboration agreements include patent transfers, licenses to our technology platform, development activities and other services related to the development of new products. The elements included in the collaboration agreements typically are inseparable and the payments received from the collaboration partners do not necessarily match the individual deliverables with respect to timing and amount. Accounting for such revenue generating transactions under IAS 18 requires that any consideration received before satisfaction of all criteria for revenue recognition be recognized as deferred income in the balance sheet and recognized as revenue in the consolidated statement of profit or loss as the criteria for revenue recognition are satisfied.

Note 15—Commitments and Contingencies

Operating Leases

We operate from leased premises in Denmark, Germany and the US. In addition, we have entered into operating leases for equipment. The total lease commitment under operating leases was:

	2015	2014
	(EUR’000)
Within 1 year	971	641
Within 1 to 5 years	1,930	434
After 5 years	767	—

Total commitments held under operating leases	3,668	1,075

Notes to the Consolidated Financial Statements

Total expenses under operating leases were €904 thousand, €765 thousand and €563 thousand for the financial years ended December 31, 2015, 2014, and 2013, respectively.

Other Purchase Obligations

As of December 31, 2015, we had €2.4 million in committed minimum purchase under agreements with suppliers of goods.

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

Foreign Currency Risk Management

We undertake transactions denominated in foreign currencies and, consequently, have exposures to exchange rate fluctuations. Exchange rate exposures are managed through maintaining positions in the various currencies used in our operations and managing payments from the most appropriate positions.

The carrying amounts of our monetary assets and liabilities split on currencies at the end of the reporting period are as follows (EUR equivalents):

	2015	2014
Danish Kroner (DKK)	2,566	1,763
US Dollars (USD)	67,068	47,302
Euro (EUR)	46,558	(427)
British Pounds (GBP)	2,641	(36)
Other	(1,282)	(256)

	117,551	48,346

Notes to the Consolidated Financial Statements

Foreign Currency Sensitivity Analysis

We are primarily exposed to US Dollars, or USD, British Pounds, or GBP, and Danish Kroner, or DKK. There is an official target zone of 4.5% between DKK and EUR, which limits the likelihood of significant fluctuations between those two currencies in a short time-frame.

The following table details our sensitivity to a 10% increase and decrease in the EUR against the USD and the GBP, respectively. 10% represents our assessment of the reasonably possible change in foreign currency rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the period-end for a 10% change in foreign currency rate. The sensitivity analysis includes external payables and receivables as well as balances held in foreign currencies. A positive number indicates an increase in profit before tax or equity where the USD strengthens 10% against the EUR.

For a 10% weakening of USD against EUR, there would be a comparable negative impact on the profit before tax or equity.

	2015	2014
Profit or loss before tax	6,707	4,730
Equity	6,707	4,730

With respect to GBP, the following table shows the effect of a 10% change in exchange rates against the EUR. A positive number indicates an increase in profit before tax or equity where the GBP strengthens 10% against the EUR. For a 10% weakening of GBP against EUR, there would be a comparable negative impact on the profit before tax or equity.

	2015	2014
Profit or loss before tax	264	(4)
Equity	264	(4)

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

Notes to the Consolidated Financial Statements

Note 17—Related Party Transactions

Our major shareholders, the Board of Directors and the members of our senior management are considered to be related parties as they can exercise a significant influence on our operations. Related parties also include undertakings in which such individuals have significant interests. Additionally, all our group enterprises are considered related parties.

We have entered into employment agreements with, and issued warrants to, the members of our senior management and our independent board of directors. In addition, we are paying fees for board tenure and board committee tenure to the independent members of our board of directors.

Apart from equity transactions and remuneration to the Company’s Board of Directors and senior management as specified in Note 6, the following transactions took place between the Group and its related parties during the financial year:

	2015	2014	2013
	(EUR’000)
Board of Directors:
Purchase of services	0	0	(19)

Total transactions with related parties	0	0	(19)

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

The following table sets forth the number of ADSs purchased by our related parties in our initial public offering.

Shareholder	Number of ADSs
Sofinnova Capital V FCPR(1)	185,186
Sofinnova Venture Partners IX, L.P.(2)	222,223
OrbiMed Private Investments V, L.P.	222,223
Entities affiliated with Vivo Capital(3)	185,186

(1)	Rafaèle Tordjman, M.D., Ph.D., a member of our board of directors, is a managing partner of Sofinnova Partners.
(2)	James I. Healy, M.D., Ph.D., a member of our board of directors, is a general partner of Sofinnova Ventures.
(3)	Albert Cha, M.D., Ph.D., a member of our board of directors, is a managing partner of Vivo Capital.

We entered into a registration rights agreement in November 2014 with certain holders of our ordinary shares, including Sofinnova Capital V FCPR, Sofinnova Venture Partners IX, L.P., OrbiMed Private Investments V, L.P. and entities affiliated with Vivo Capital. In December 2015, we entered into an amendment to this registration rights agreement, which provided that such registration rights will also apply to securities held by certain shareholders pursuant to our previously outstanding Preference C shares.

We entered into a registration rights agreement in December 2015 with certain entities affiliated with FMR LLC in connection with their purchase on December 14, 2015 of an aggregate of 1.0 million ADSs representing our ordinary shares. Pursuant to this agreement, we agreed to timely register such shares with the SEC subject to certain conditions.

Notes to the Consolidated Financial Statements

We have entered into indemnification agreements with our board members and members of our senior management.

Except for the information disclosed above, we have not undertaken any significant transactions with members of the Board of Directors, our senior management or the major shareholders, or undertakings in which the identified related parties have significant interests.

Note 18—Ownership

The following persons, or groups of affiliated persons, are known by us to beneficially own more than 5% of our outstanding ordinary shares:

•	Sofinnova Capital V FCPR, France

•	Gilde Healthcare II Sub-Holding B.V., The Netherlands

•	Zweite TechnoStart Ventures Fonds GmbH & Co. KG i.L., Germany

•	Sofinnova Venture Partners IX, L.P., USA

•	OrbiMed Private Investments V, L.P., USA

•	Entities affiliated with Vivo Capital, USA

•	Entities affiliated with RA Capital Management, LLC, USA

•	Visium Balanced Master Fund, Ltd., Cayman Islands

•	Entities affiliated with FMR LLC, USA

The Company’s American Depository Shares are held through BNY (Nominees) Limited as nominee, of The Bank of New York Mellon, UK (as registered holder of the Company’s outstanding ADSs).

Note 19—Subsequent Events

No events have occurred after the balance sheet date that would influence the evaluation of these consolidated financial statements.