Form 20-F
period 2016-12-31
Ascendis Pharma A/S
filed 2017-03-22
CIK 1612042

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

Telephone: +45 70 22 22 44

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

32,421,121 ordinary shares

(as of December 31, 2016)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    ☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐                 Accelerated filer  ☒                 Non-accelerated filer  ☐

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

Our consolidated financial statements are presented in euros except where otherwise indicated, and are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All references in this annual report to “Dollars” and “$” are to US Dollars, and all references to “euro” or “€” are to European Union euro. Throughout this annual report, references to ADSs mean ADSs or ordinary shares represented by ADSs, as the case may be. All share and per share data in this annual report, including those relating to the warrants, gives retrospective effect to the bonus issue of shares in the ratio of 3:1 of the Company’s authorized, issued and outstanding shares, which was resolved on January 13, 2015.

Special Note Regarding Forward-Looking Statements

This annual report contains forward-looking statements concerning our business, operations and financial performance and condition, as well as our plans, objectives and expectations for our business operations and financial performance and condition. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “aim,” “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “could,” “due,” “estimate,” “expect,” “goal,” “intend,” “may,” “objective,” “plan,” “predict,” “potential,” “positioned,” “seek,” “should,” “target,” “will,” “would,” and other similar expressions that are predictions or indicate future events and future trends, or the negative of these terms or other comparable terminology. These forward-looking statements include, but are not limited to, statements about:

•	our ongoing Phase 3 pediatric study of TransCon human Growth Hormone (“hGH”) and our planned Phase 1 studies of TransCon Parathyroid Hormone (“PTH”) and TransCon C-Type Natriuretic Peptide (“CNP”);

•	our plans to submit Investigational New Drug Applications (“INDs”) or equivalent for TransCon PTH in the second quarter of 2017, and for TransCon CNP in the fourth quarter of 2017;

•	whether we will be able to achieve regulatory approval for at least two rare disease endocrinology products between 2020 and 2024;

•	our receipt of future milestone or royalty payments from our collaboration partners, and the expected timing of such payments;

•	our expectations regarding the potential market size and the size of the patient populations for our product candidates, if approved for commercial use;

•	our expectations regarding the potential advantages of our product candidates over existing therapies;

•	our ability to enter into new collaborations;

•	our expectations with regard to the ability to develop additional product candidates using our TransCon technology and file INDs or equivalents for such product candidates;

•	our expectations with regard to the ability to seek expedited regulatory approval pathways for our product candidates, including the ability to rely on the parent drug’s clinical and safety data with regard to our product candidates;

•	our expectations with regard to our current and future collaboration partners to pursue the development of our product candidates;

•	our development plans with respect to our product candidates;

•	our ability to develop, acquire and advance product candidates into, and successfully complete, clinical trials;

•	the timing or likelihood of regulatory filings and approvals for our product candidates;

•	the commercialization of our product candidates, if approved;

•	our commercialization, marketing and manufacturing capabilities of our product candidates and associated devices;

•	the implementation of our business model and strategic plans for our business, product candidates and technology;

•	the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates;

•	estimates of our expenses, future revenue, capital requirements, our needs for additional financing and our ability to obtain additional capital;

•	our expectations regarding the time during which we will be an emerging growth company under the Jumpstart Our Business Startups Act of 2012;

•	our financial performance; and

•	developments and projections relating to our competitors and our industry.

These forward-looking statements are based on senior management’s current expectations, estimates, forecasts and projections about our business and the industry in which we operate and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. As a result, any or all of our forward-looking statements in this annual report may turn out to be inaccurate. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the section of this annual report titled “Item 3.D—Risk Factors” and elsewhere in this annual report. You are urged to consider these factors carefully in evaluating the forward-looking statements. These forward-looking statements speak only as of the date of this annual report. Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future. Given these risks and uncertainties, you are cautioned not to rely on such forward-looking statements as predictions of future events.

You should read this annual report and the documents that we reference in this annual report and have filed as exhibits to this annual report completely and with the understanding that our actual future results may be materially different from what we expect. You should also review the factors and risks we describe in the reports we will file or submit from time to time with the SEC after the date of this annual report. We qualify all of our forward-looking statements by these cautionary statements.

P ART I

Item 1	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2	Offer Statistics and Expected Timetable

Not applicable.

Item 3	Key Information

A.	Selected Financial Data

The selected consolidated financial data as of December 31, 2016 and 2015 and for each of the years ended December 31, 2016, 2015 and 2014 have been derived from our audited consolidated financial statements and notes thereto set forth in Item 18 of this annual report. The selected consolidated financial data for the years ended December 31, 2013 and 2012 are derived from the audited consolidated financial statements not appearing in this annual report.

The following selected consolidated financial data should be read in conjunction with our “Operating and Financial Review and Prospects” and our consolidated financial statements and related notes appearing elsewhere in this annual report. Our financial statements are prepared in accordance with IFRS.

	Years Ended December 31,
(EUR’000, except share and per share data)	2016	2015	2014	2013	2012
Revenue	4,606	8,118	13,983	20,408	15,583
Research and development costs	(66,022)	(40,528)	(19,698)	(12,713)	(11,380)
General and administrative expenses	(11,504)	(9,415)	(6,274)	(2,416)	(2,690)

Operating profit / (loss)	(72,920)	(41,825)	(11,989)	5,279	1,513
Finance income	7,300	11,048	1,877	158	4
Finance expenses	(3,112)	(2,797)	(228)	(732)	(232)

Profit / (loss) before tax	(68,732)	(33,574)	(10,340)	4,705	1,285
Tax on profit / (loss) for the period	227	652	682	(626)	(35)

Net profit / (loss) for the period	(68,505)	(32,922)	(9,658)	4,079	1,250

Other comprehensive income
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	6	(14)	(14)	(6)	(51)

Other comprehensive income / (loss) for the period, net of tax	6	(14)	(14)	(6)	(51)

Total comprehensive income / (loss) for the period, net of tax	(68,499)	(32,936)	(9,672)	4,073	1,199
Profit / (loss) for the year attributable to owners of the Company	(68,505)	(32,922)	(9,658)	4,079	1,250
Total comprehensive income / (loss) for the year attributable to owners of the Company	(68,499)	(32,936)	(9,672)	4,073	1,199

	EUR	EUR	EUR	EUR	EUR

Basic earnings per share	(2.58)	(1.39)	(0.85)	0.38	.012

Diluted earnings per share	(2.58)	(1.39)	(0.85)	0.32	0.10

Weighted average number of shares used for calculation (basic)	26,564,414	23,766,783	11,406,929	10,801,948	10,801,948

Weighted average number of shares used for calculation (diluted)	26,564,414	23,766,783	11,406,929	12,825,908	12,055,996

The total number of ordinary shares outstanding as of December 31, 2016, 2015, 2014, 2013 and 2012 was 32,421,121, 25,128,242, 16,935,780, 10,801,948 and 10,801,948, respectively. The registered share capital as of December 31, 2016, 2015, 2014, 2013 and 2012 was DKK 32,421,121, DKK 25,128,242, DKK 4,233,945, DKK 2,700,487 and DKK 2,700,487, respectively.

Selected Consolidated Statement of Financial Position Data:

The following table sets forth selected consolidated statement of financial position data as of the dates indicated:

	As of December 31,
(EUR‘000)	2016	2015	2014	2013	2012
Cash and cash equivalents	180,329	119,649	50,167	19,430	14,535
Total assets	190,071	131,774	58,671	26,700	25,405
Total liabilities	13,458	11,445	12,861	20,399	23,849
Retained earnings/(accumulated deficit)	159,254	111,277	39,559	2,134	(1,946)
Total equity	176,613	120,329	45,810	6,301	1,556

Selected Consolidated Cash Flow Statement Data:

The following table sets forth selected consolidated cash flow statement data for the periods indicated:

	Year Ended December 31,
(EUR’000)	2016	2015	2014	2013	2012
Cash flows from/(used in) operating activities	(60,179)	(43,466)	(18,403)	6,310	(652)
Cash flows used in investing activities	(672)	(1,039)	(405)	(1,195)	(291)
Cash flows from /(used in) financing activities	117,462	105,742	47,907	(220)	(205)

Exchange Rate Information

Our business is primarily conducted in the European Union, and we maintain our books and records in euros. We have presented results of operations in euros. In this annual report, financial figures included in or extracted from our consolidated financial statements have been translated in accordance with the guidelines under IFRS. For convenience of the reader, this annual report also includes other translations from euros to U.S. dollars and U.S. dollars to euros. Unless specified as of a specific date, or otherwise indicated, translations from euros to U.S. dollars and from U.S. dollars to euros were made at a rate of €0.949 to $1.00, the official exchange rate quoted by the European Central Bank at the close of business on December 31, 2016. As of March 21, 2017, the official exchange rate of euros to U.S. dollars was €0.926 to $1.00. Such U.S. dollar amounts are not necessarily indicative of the actual amounts of U.S. dollars which could have been actually purchased on exchange of euro on the dates indicated. The rates set forth below are provided solely for your convenience and may differ from the actual rates used in the preparation of our consolidated financial statements and other financial data included in this annual report.

The following table presents information on the exchange rates between the euro and the U.S. dollar for the periods indicated:

	Period end	Average for period	Low	High
	(€ per U.S. dollar)
Year Ended December 31
2012	0.758	0.779	0.743	0.827
2013	0.726	0.723	0.724	0.783
2014	0.822	0.754	0.717	0.822
2015	0.913	0.904	0.824	0.948
2016	0.949	0.904	0.864	0.965
Month Ended
September 30, 2016	0.896	0.892	0.885	0.897
October 31, 2016	0.896	0.892	0.885	0.898
November 30, 2016	0.914	0.906	0.890	0.920
December 31, 2016	0.940	0.925	0.901	0.948
January 31, 2017	0.949	0.948	0.929	0.965
February 28, 2017	0.974	0.939	0.925	0.951
March 2017 (through March 21, 2017)	0.926	0.941	0.926	0.951

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

We are a clinical stage biopharmaceutical company applying our TransCon technology to develop sustained release prodrug therapies with several product candidates in clinical and preclinical development. Biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. To date, we have focused substantially all of our efforts on our research and development activities and, in particular, developing our lead product candidate, TransCon human Growth Hormone, or TransCon hGH, TransCon Parathyroid Hormone, or TransCon PTH, TransCon C-Type Natriuretic Peptide, or TransCon CNP, and our proprietary TransCon technology. We have only a limited operating history upon which our shareholders and ADS holders can evaluate our business and prospects. Our revenue has been primarily generated through collaboration agreements under which we have received up-front technology licensing fees, payments for the sale of certain intellectual property rights and payments we receive for services rendered to our collaboration partners and other biopharmaceutical companies. Revenue generated from existing or new collaborations may fluctuate significantly over time. Accordingly, going forward, we may incur significant losses from our operations. We had a net loss of €68.5 million during the year ended December 31, 2016 and a net loss of €32.9 million during the year ended December 31, 2015. Our total equity was €176.6 million as of December 31, 2016 compared to €120.3 million as of December 31, 2015. Neither the net loss nor net profit we have experienced in prior years are necessarily indicative of our future results.

None of our product candidates have been approved for commercial sale by the U.S. Food and Drug Administration, or FDA, the European Medicines Agency, or EMA, or similar non-U.S. regulatory authorities, and we have not generated revenues from the sale of approved products. We expect that our annual operating expenses may increase over the next several years as we expand our research and development efforts and operate as a public company. Even if we receive milestone payments from our current or future collaboration partners, we may incur substantial operating losses for the foreseeable future as we execute our operating plan. Additionally, we cannot be certain that we will receive any potential milestones under our agreements with our collaboration partners. For a discussion of the risks associated with our preclinical and clinical development programs with, and potential for milestone and other payments from, our collaboration partners, see “—Risks Related to Our Business.”

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

We have no products approved for sale and have never generated any revenue from product sales. Our ability to generate revenue from product sales depends on our ability and the ability of our current and future collaboration partners to successfully complete the research and development of our product candidates and obtain the regulatory and marketing approvals necessary to commercialize one or more of our product candidates. We do not anticipate generating revenue from product sales or our royalty rights for the foreseeable future. Our ability to generate future revenue from product sales or pursuant to milestone payments or royalties from current and future collaboration partners depends heavily on many factors, including but not limited to:

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

In cases where we, or our current or future collaboration partners, are successful in obtaining regulatory approvals to market one or more of our product candidates, our revenue will be dependent, in part, upon the size of the markets in the territories for which regulatory approval is granted, the accepted price for the product, the availability of competing products, the ability to get reimbursement for our products at any price and the extent of our royalty rights for that territory. If the number of patients suitable for our product candidates is not as significant as we estimate, the indication approved by regulatory authorities is narrower than we expect or the reasonably accepted population for treatment is narrowed by competition, physician choice, treatment guidelines or third-party payor restrictions, we may not generate significant revenue from the sale of such products, even if approved. Our failure to generate revenue from product sales or pursuant to up-front or milestone payments and royalties from current and future collaboration partners would likely depress our market value and could impair our ability to raise capital, expand our business, discover or develop other product candidates or continue our operations.

We may require substantial additional financing to achieve our goals, and a failure to obtain this necessary capital when needed on acceptable terms, or at all, could force us to delay, limit, scale back or cease our product development or any other or all operations.

Since our inception, most of our resources have been dedicated to our research and development activities and, in particular, developing our proprietary TransCon technology and our most advanced product candidates. In February 2015, we received $111.5 million (€101.4 million) in net proceeds from our initial public offering after deducting the underwriting commission and offering expenses payable by us. In October and November 2016, we completed a public offering in which we received approximately $127.4 million (€116.6 million) in net proceeds after deducting the underwriting commission and offering expenses payable by us. As of December 31, 2016, we had cash and cash equivalents of €180.3 million. We believe that we will continue to expend substantial resources for the foreseeable future, including costs associated with research and development, conducting preclinical studies, clinical trials, obtaining regulatory approvals and, eventually, sales and marketing if any of our product candidates is approved. Because the outcome of any clinical trial and/or regulatory approval process is highly uncertain, we cannot reasonably estimate the actual amounts of additional financing necessary to successfully complete the development, regulatory approval process and commercialization or co-promotion of any of our product candidates.

Based on our current operating plan, we believe that our existing cash and cash equivalents as of December 31, 2016 will be sufficient to meet our projected cash requirements for at least the 12 months from the date of this annual report. However, our operating plan may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned. Our future funding requirements will depend on many factors, including, but not limited to:

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

To date, we have invested a significant amount of our efforts and financial resources in the research and development of our current most advanced product candidates utilizing our proprietary TransCon technology. In particular, we initiated a Phase 3 trial for TransCon hGH in pediatric growth hormone deficiency, or GHD, patients in August 2016. We are currently planning to submit an Investigational New Drug Application, or IND, or equivalent regulatory filing in another country, for TransCon PTH for hypoparathyroidism in the second quarter of 2017 with a combined Phase 1 single and multiple ascending dose study in healthy volunteers planned. We are also expecting to submit an IND to the FDA, or make an equivalent regulatory filing in another country, for TransCon CNP for achondroplasia in the fourth quarter of 2017 with a Phase 1 study in healthy volunteers planned to establish the tolerable dose range. Our near-term prospects, including our ability to finance our operations through the receipt of milestone payments and potential up-front licensing payments and generate revenue from product sales, will depend heavily on our successful development and commercialization of our most advanced product candidates, if approved. The clinical and commercial success of our most advanced product candidates and our TransCon technology will depend on a number of factors, including the following:

•	the outcome and successful execution of our ongoing Phase 3 clinical trial of TransCon hGH, which will depend substantially upon the satisfactory performance of third-party contractors;

•	the timely submission of the planned regulatory filings of each of TransCon PTH and TransCon CNP and the outcome of our clinical development efforts with respect to TransCon PTH and TransCon CNP;

•	our ability and that of our collaboration partners to establish commercial-scale manufacturing processes for our most advanced product candidates and device, which has not yet been demonstrated;

•	whether our most advanced product candidates’ safety, tolerability and efficacy profiles will be satisfactory to the EMA, the FDA and similar regulatory authorities to warrant marketing approval;

•	whether the EMA, the FDA or similar regulatory authorities require additional clinical trials prior to approval to market our most advanced product candidates;

•	the prevalence and severity of adverse side effects of our most advanced product candidates;

•	the timely receipt of necessary marketing approvals from the EMA, the FDA and similar regulatory authorities;

•	our ability and that of our collaboration partners to successfully commercialize our most advanced product candidates, if approved for marketing and sale by the EMA, the FDA or similar regulatory authorities, including educating physicians and patients about the benefits, administration and use of such products;

•	achieving and maintaining compliance with all applicable regulatory requirements;

•	acceptance of our most advanced product candidates as safe and effective by patients and the medical community;

•	the availability, perceived advantages, relative cost, relative safety and relative efficacy of alternative and competing treatments;

•	obtaining and sustaining an adequate level of coverage and reimbursement for our most advanced product candidates by third-party payors;

•	the effectiveness of our collaboration partners’ marketing, sales and distribution strategies and operations;

•	our ability and that of our collaboration partners, or any third-party manufacturer we or our collaborators contract with, to manufacture supplies of our most advanced product candidates and to develop, validate and maintain commercially viable manufacturing processes that are compliant with current good manufacturing practice, or cGMP, requirements;

•	enforcing intellectual property rights in and to our most advanced product candidates;

•	avoiding third-party interference, opposition, derivation or similar proceedings with respect to our patent rights, and avoiding other challenges to our patent rights and patent infringement claims; and

•	continued acceptable safety profiles of our most advanced product candidates following approval, if approved.

Many of these factors are beyond our control, including clinical development, the regulatory submission process, potential threats to our intellectual property rights and the manufacturing, marketing and sales efforts of our collaboration partners.

Additionally, our clinical and regulatory approval plan for TransCon hGH is to conduct a single Phase 3 trial in a pediatric population with a primary endpoint of mean height velocity measured at 12 months to support the safety and efficacy of TransCon hGH. If we have to, or choose to, conduct additional or different trials, this could increase the amount of time and expense required for regulatory approval of TransCon hGH, if approved at all. In July 2015, we reported positive top-line six-month height velocity data from 53 patients treated in our Phase 2 TransCon hGH clinical study in pediatric growth hormone deficient patients. If the six-month mean height velocities that we observed for TransCon hGH in the Phase 2 pediatric study do not correlate to twelve month mean height velocities that we ultimately observe in the ongoing Phase 3 clinical study, TransCon hGH may not achieve the required primary endpoint in the Phase 3 clinical trial, and therefore may not receive regulatory approval.

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

Before obtaining marketing approval from regulatory authorities for the sale of our product candidates, we, or our current or future collaboration partners, must conduct extensive clinical studies to demonstrate the safety and efficacy of the product candidates in humans. Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process; the results of preclinical and clinical studies of our product candidates may not be predictive of the results of later-stage clinical trials. For example, the positive results generated to date in preclinical and clinical studies for TransCon hGH do not ensure that the ongoing Phase 3 clinical trial, or other clinical trials, will demonstrate similar results. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy despite having progressed through preclinical studies and initial clinical trials. A number of companies in the pharmaceutical, biopharmaceutical and biotechnology industries have suffered significant setbacks in advanced clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier studies, and we cannot be certain that we will not face similar setbacks. Even if our clinical trials are completed, the results may not be sufficient to obtain regulatory approval for our product candidates or to be able to use an expedited regulatory pathway for approval of our product candidates.

We may experience delays or setbacks in our ongoing Phase 3 trial for TransCon hGH, our planned Phase 1 trials for TransCon PTH and TransCon CNP or other trials, and we do not know whether future clinical trials will begin on time, need to be redesigned, enroll an adequate number of patients on time or be completed on schedule, if at all. Clinical trials can be delayed or terminated for a variety of reasons, including delay or failure to:

•	obtain regulatory approval to commence a trial, if applicable;

•	reach agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	obtain Ethics Committee, institutional review board, or IRB, approval at each site;

•	import drug product for use in a trial;

•	recruit suitable patients to participate in a trial;

•	have patients complete a trial or return for post-treatment follow-up;

•	ensure that clinical sites observe trial protocol or continue to participate in a trial;

•	address any patient safety concerns that arise during the course of a trial;

•	address any conflicts with new or existing laws or regulations;

•	initiate or add a sufficient number of clinical trial sites; or

•	manufacture sufficient quantities of product candidate for use in clinical trials.

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

Further, we are conducting our Phase 3 pediatric study of TransCon hGH across clinical sites located in North America, Europe, the Middle East, North Africa, and Oceania (Australia/New Zealand). Conducting clinical trials in foreign countries presents additional risks that may delay completion of clinical trials. These risks include the failure of physicians or enrolled patients in foreign countries to adhere to clinical protocol as a result of differences in healthcare services or cultural customs, managing additional administrative burdens associated with foreign regulatory schemes, as well as political and economic risks relevant to such foreign countries. In addition, the EMA or the FDA may determine that the clinical trial results obtained in foreign subjects do not represent the safety and efficacy of a product candidate when administered in EEA or U.S. patients, and are thus not supportive of an application for a marketing authorization in the EEA or of an NDA approval in the United States. As a result, the EMA or the FDA may not accept data from clinical trials conducted outside the EEA or the United States, respectively, and may require that we conduct additional clinical trials or obtain additional data before we can proceed with filing an NDA in the United States or a marketing authorization application in the EEA. The EMA or the FDA may even require conducting additional clinical trials in the EEA or the United States, respectively.

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

In addition, certain provisions in our exclusive license agreement with Genentech may discourage certain takeover or acquisition attempts, including, as noted above, that in the event we undergo a change of control in favor of a competitor of Genentech and that competitor does not segregate our company’s personnel and activities under the license agreement, Genentech may terminate the license agreement.

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

TransCon PTH, TransCon CNP and our other product candidates, other than TransCon hGH are in various stages of preclinical development and we may not be successful in our efforts to successfully develop these products or expand our pipeline of product candidates.

A key element of our strategy is to expand our pipeline of product candidates utilizing our proprietary TransCon technology, and to advance such product candidates through clinical development, either on our own or in conjunction with strategic collaboration partners. Other than TransCon hGH, our current unlicensed product candidates are in various stages of preclinical development, and will require substantial preclinical and clinical development and testing, and eventually regulatory approval, prior to commercialization. TransCon hGH is our only unlicensed product candidate currently in active clinical development. Our other unlicensed product candidates, including TransCon PTH and TransCon CNP, are in preclinical development and may require significant time and additional research and development before we can file IND or equivalent with regulatory authorities to begin clinical studies. Of the large number of drugs in development, only a small percentage of such drugs successfully complete the EMA or FDA regulatory approval process and are commercialized. Accordingly, even if we are able to continue to fund such development programs, our product candidates may not be advanced to clinical studies or be successfully developed or commercialized. In addition, our preclinical product candidates may not demonstrate the advantages we expect from application of our TransCon technology in preclinical studies. In such event, we may decide not to progress any such product candidates into clinical trials.

Research programs to identify product candidates require substantial technical, financial and human resources, whether or not any product candidates are ultimately identified. Although our research and development efforts to date have resulted in several development programs, we may not be able to develop product candidates that are safe and effective. Our research programs may initially show promise in identifying potential product candidates, yet fail to yield product candidates for clinical development or commercialization for many reasons, including the following:

•	the research methodology used and our TransCon technology may not be successful in identifying potential product candidates;

•	competitors may develop alternatives that render our product candidates obsolete or less attractive;

•	product candidates we develop may nevertheless be covered by third parties’ intellectual property rights or other types of exclusivity and we may not be able to obtain a license from such third party or the license terms may not be acceptable to us;

•	the market for a product candidate may change during our program or we may disclover that such market was smaller than initially expected so that such a product may become financially unfeasible to continue to develop;

•	a product candidate may be demonstrated to have harmful side effects or not to be effective, or otherwise not to meet other requirements for regulatory approval;

•	a product candidate may not be capable of being produced in commercial quantities at an acceptable cost, or at all; and

•	a product candidate may not be accepted as safe and effective by patients, the medical community or third-party payors, or reimbursable by third-party payors, if applicable.

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

Interim and/or preliminary data from our clinical trials that we have announced, or that we may announce or publish from time to time, may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.

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

Even if our product candidates obtain EMA, FDA or other regulatory approvals, and are ultimately commercialized, our product candidates may not achieve market acceptance among physicians, patients, third-party payors, patient advocacy groups and the medical community. The degree of market acceptance, if any, for our most advanced product candidates for which marketing approval is obtained will depend on a number of factors, including:

•	the efficacy of the products as demonstrated in clinical trials;

•	the prevalence and severity of any side effects and overall safety profile of the product;

•	the convenience and features of the auto-injector used to administer the drug;

•	the clinical indications for which the product is approved;

•	acceptance by physicians, major operators of clinics and patients of the product as a safe and effective treatment and their willingness to pay for them;

•	relative convenience and ease of administration of our products;

•	the potential and perceived advantages of our product candidates over current treatment options or alternative treatments, including future alternative treatments;

•	the availability of supply of our products and their ability to meet market demand;

•	marketing and distribution support for our product candidates;

•	the quality of our relationships with patient advocacy groups; and

•	coverage and reimbursement policies of government and other third-party payors.

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

Undesirable side effects caused by TransCon hGH, TransCon PTH, TransCon CNP, or our other product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the EMA, the FDA or similar authorities. In the event that trials conducted by us or our collaboration partners, or trials we conduct with our unlicensed product candidates, reveal a high and unacceptable severity and prevalence of side effects, such trials could be suspended or terminated and the EMA, the FDA or similar regulatory authorities could order our collaboration partners or us to cease further development of or deny approval of our product candidates for any or all targeted indications. The drug-related side effects could affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Any of these occurrences may harm our business, financial condition and prospects significantly.

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

We are aware of several pharmaceutical and biopharmaceutical companies that have commenced clinical studies of products or have successfully commercialized products addressing areas that we are targeting. For example, several companies are developing sustained release or long-acting products for the treatment of growth hormone deficiency, including Bioton S.A., Critical Pharmaceuticals, Ltd., Dong-A Pharmaceutical, GeneScience Pharmaceuticals Co., Ltd., Genexine Inc., Hanmi Pharmaceuticals Co., Ltd., JCR Pharmaceuticals Co., Ltd., Novo Nordisk A/S, OPKO Health, Inc. (in collaboration with Pfizer Inc.), Teva Pharmaceutical Industries Ltd. and Versartis, Inc. Shire plc owns the rights to Natpara, a treatment for hypoparathroidism. In addition, we are aware of several academic groups and companies working on making longer-acting agonists of the PTH receptor, or PTH1R. Other companies and groups are developing or commercializing therapies for hypoparathyroidism, including Shire, Chugai Pharmaceutical Co., Ltd., Extend Biosciences, Massachusetts General Hospital, and Eli Lilly and Company. Other companies are developing therapies for achondroplasia, including BioMarin and Therachon. BioMarin Pharmaceuticals, Inc. is developing vosoritide for the treatment of achondroplasia, Therachon and BioClin Therapeutics, Inc. are developing compounds for achondroplasia. Other companies are developing or commercializing prostacyclin-based therapies to treat pulmonary arterial hypertension, or PAH, including Actelion Pharmaceuticals Ltd., GlaxoSmithKline LLC, Insmed Inc., and United Therapeutics Corporation, and many small and large biopharmaceutical companies are developing therapies for diabetes and ophthalmic indications. In addition to product-based competition, our TransCon technology faces technology-based competition as we believe other companies are developing or evaluating enhanced drug delivery and sustained release technologies. In particular, we believe Nektar Therapeutics, OPKO Health, Inc., ProLynx LLC and Serina Therapeutics, Inc. are developing technologies that use reversible linkers and that may be competitive with our TransCon technology.

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

Our TransCon technology has been developed to improve the delivery of a variety of drug products. However, we cannot be certain that our TransCon technology will be deemed safe or efficacious, nor that any aspects of our TransCon technology will yield additional product candidates that could enter clinical development and, ultimately, be commercially valuable. Further, one of our two carrier systems, the TransCon hydrogel carrier system, has never been used in humans. As a result, our TransCon hydrogel carriers, when dosed in humans, may fail to perform as we expect. Failure of any of our product candidates to be successfully developed and approved may result in our TransCon technology being viewed as an ineffective approach to developing drug products which would harm our business and prospects.

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

We have limited clinical data on TransCon hGH and TransCon Treprostinil, and no clinical data on any of our other product candidates, to indicate whether they are safe or effective for long-term use in humans.

We have generated clinical data on six months of dosing with TransCon hGH, single-dose clinical data on TransCon Treprostinil, and no clinical data on any of our other product candidates, including TransCon PTH and TransCon CNP, that utilize the TransCon technology to extend their duration of action. It is unknown whether long-term repeated administration of TransCon hGH, TransCon Treprostinil, TransCon PTH or TransCon CNP could result in issues that may adversely affect safety. If extended treatment with TransCon hGH, TransCon Treprostinil, TransCon PTH, TransCon CNP, or any of our other product candidates, in our clinical trials, results in any safety or efficacy concerns, we may be unable to successfully develop or commercialize our product candidates or enter into collaborations with respect to our product candidates.

We lack direct sales and marketing capabilities, and are wholly dependent on collaboration partners for the commercialization of our product candidates. If we are unable to establish sales capabilities on our own or through third parties, we may not be able to commercialize any of our product candidates.

We have no direct sales, marketing or distribution capabilities. We have entered into collaboration agreements with third parties to market and sell product candidates in the fields of diabetes (unspecified TransCon Peptides) and ophthalmology (TransCon Ranibizumab). Currently, we have no sales, marketing or distribution agreements for TransCon hGH, TransCon PTH, TransCon CNP, or our other product candidates. We may enter into arrangements with third parties to market and sell certain of our other product candidates. We may not be able to enter into such marketing and sales arrangements with others on acceptable terms, if at all. To the extent that we enter into marketing and sales arrangements with other companies, our revenues, if any, will depend on the terms of any such arrangements and the efforts of others. These efforts may turn out not to be sufficient.

We currently do not have our own sales organization. To commercialize any of our product candidates, we or our collaboration partners must build and/or maintain marketing, sales, distribution, managerial and other non-technical capabilities or make arrangements with third parties to perform these services, and we or our collaboration partners may not be successful in doing so. If one or more of our product candidates receives regulatory approval, we may establish a specialty sales organization with technical expertise and supporting distribution capabilities to co-promote and/or commercialize our product candidates, which will be expensive and time consuming. As a company, we have no prior experience in the marketing, sale and distribution of pharmaceutical products and there are significant risks involved in building and managing a sales organization, including our ability to hire, retain, and incentivize qualified individuals, generate sufficient sales leads, provide adequate training to sales and marketing personnel, comply with regulatory requirements applicable to the marketing and sale of drug products and effectively manage a geographically dispersed sales and marketing team. Any failure or delay in the development of our internal sales, marketing and distribution capabilities with respect to a non-licensed product candidate would adversely impact the commercialization of such product candidate.

We may choose to work with third parties that have direct sales forces and established distribution systems, either to augment our own sales force and distribution systems or in lieu of our own sales force and distribution systems. If we are unable to enter into such arrangements on acceptable terms or at all, we may not be able to successfully commercialize our product candidates.

We rely on third parties to manufacture our preclinical and clinical drug supplies, and we intend to rely on third parties to produce commercial supplies of any approved product candidate and device.

We have limited personnel with experience in manufacturing, and we do not own facilities for manufacturing our products and product candidates for the potential pivotal clinical studies and/or commercial manufacturing of our products and product candidates. We depend on our collaboration partners and other third parties to manufacture and provide analytical services with respect to our most advanced product candidates and device.

In addition, if our product candidates are approved, to produce the quantities necessary to meet anticipated market demand, we and/or our collaboration partners will need to secure sufficient manufacturing capacity with third-party manufacturers. If we and/or our collaboration partners are unable to produce our product candidates in sufficient quantities to meet the requirements for the launch of the product or to meet future demand, our revenues and gross margins could be adversely affected. To be successful, our product candidates must be manufactured in commercial quantities in compliance with regulatory requirements and at acceptable costs. We and/or our collaboration partners will regularly need to secure access to facilities to manufacture some of our product candidates commercially. All of this will require additional funds and inspection and approval by the Competent Authorities of the Member States of the EEA, the FDA and other regulatory authorities. If we and/or our collaboration partners are unable to establish and maintain a manufacturing capacity within our planned time and cost parameters, the development and sales of our products and product candidates as well as our business, results of operations and prospects, and the value of our shares or ADSs could be adversely affected.

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

As of December 31, 2016, we had 101 full-time employees worldwide, with key facilities in Denmark, Germany, and the United States. As we and/or our collaboration partners advance our product candidates through the development and commercialization process, we will need to expand managerial, operational, financial and other resources to manage our operations, preclinical and clinical trials, research and development activities, regulatory filings, manufacturing and supply activities, and any marketing and commercialization activities or contract with other organizations to provide these capabilities for us. As operations expand, we expect that we will need to manage additional relationships with various collaboration partners, suppliers and other organizations. Our ability to manage our operations and growth requires us to continue to improve our operational, financial and management controls, reporting systems and procedures across a global organization. Such growth could place a strain on our administrative and operational infrastructure. We may not be able to make improvements to our management information and control systems in an efficient or timely manner and may discover deficiencies in existing systems and controls. Our management, personnel, systems and facilities currently in place may not be adequate to support this future growth. Our need to effectively execute our growth strategy requires that we either internally, together with our collaboration partners or through third party contractors, as applicable:

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

We incur significant costs as a result of operating as a public company, and our management devotes substantial time to compliance initiatives. We may fail to comply with the rules that apply to public companies, including Section 404 of the Sarbanes-Oxley Act of 2002, which could result in sanctions or other penalties that would harm our business.

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

We are subject to Section 404 of The Sarbanes-Oxley Act of 2002, or Section 404, and the related rules of the Securities and Exchange Commission, or SEC, which generally require our senior management and independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting. Beginning with the year ended December 31, 2015, Section 404 required an annual management assessment of the effectiveness of our internal control over financial reporting. However, for so long as we remain an emerging growth company as defined in the Jumpstart Our Business Startups Act of 2012, or JOBS Act, we intend to take advantage of certain exemptions from various reporting requirements that are applicable to public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404. Once we are no longer an emerging growth company or, if prior to such date, we opt to no longer take advantage of the applicable exemption, we will be required to include an opinion from our independent registered public accounting firm on the effectiveness of our internal controls over financial reporting. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year following the fifth anniversary of the completion of our IPO, (2) the last day of the fiscal year in which we have total annual gross revenue of at least $1.0 billion, or (3) the last day of the fiscal year in which we are deemed to be a large accelerated filer, which means the market value of the ADS and our ordinary shares that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (4) the date on which we have issued more than an aggregate of $1.0 billion in non-convertible debt during the prior three-year period.

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

Our potential future revenues and operating results are expected to vary significantly from period to period due to a number of factors. Many of these factors are outside of our control. These factors include:

•	the timing of regulatory approvals, if any, for our most advanced product candidates;

•	the initiation of intellectual property litigation by third parties or by us;

•	the amount and timing of operating costs and capital expenditures relating to the expansion of our business operations and facilities;

•	the timing of the commencement, completion or termination of collaboration agreements;

•	the timing and amount of payments to us under our collaboration agreements, if any;

•	the introduction of new products and services by us, our collaboration partners or our competitors;

•	delays in preclinical testing and clinical studies;

•	changes in regulatory requirements for clinical studies;

•	costs and expenses associated with preclinical testing and clinical studies; and

•	payment of license fees for the right to use third-party proprietary rights.

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

We may consider strategic transactions, such as acquisitions of companies, asset purchases, and in-licensing or out-licensing of products, product candidates or technologies. Additional potential transactions that we may consider include a variety of different business arrangements, including spin-offs, strategic partnerships, joint ventures, restructurings, divestitures, business combinations and investments. Any such transaction may require us to incur non-recurring or other charges, may increase our near- and long-term expenditures and may pose significant integration challenges or disrupt our senior management or business, which could adversely affect our operations and financial results. For example, these transactions may entail numerous operational and financial risks, including:

•	up-front, milestone and royalty payments, equity investments and financial support of new research and development candidates including increase of personnel, all of which may be substantial;

•	exposure to unknown liabilities, including potential indemnification claims from a potential spin-off or out-license of certain of our intellectual property rights;

•	disruption of our business and diversion of our management’s time and attention to develop acquired products, product candidates or technologies;

•	incurrence of substantial debt or dilutive issuances of equity securities to pay for acquisitions;

•	higher-than-expected acquisition and integration costs;

•	lower-than-expected benefits, from out-licensing or selling our technology, intellectual property or any of our subsidiaries or, from in-licensing intellectual property or purchasing assets;

•	write-downs of assets or goodwill or impairment charges;

•	difficulty and cost in combining or separating the operations and personnel of any acquired or sold businesses with our existing operations and personnel;

•	impairment of relationships with key suppliers or customers of any acquired or sold businesses due to changes in our senior management and ownership; and

•	inability to retain key employees of any acquired businesses.

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

The results of the United Kingdom’s referendum on withdrawal from the European Union may have a negative effect on global economic conditions, financial markets and our business.

In June 2016, a majority of voters in the United Kingdom elected to withdraw from the European Union in a national referendum. The referendum was advisory, and the terms of any withdrawal are subject to a negotiation period that could last at least two years after the government of the United Kingdom formally initiates a withdrawal process. Nevertheless, the referendum has created significant uncertainty about the future relationship between the United Kingdom and the European Union, including with respect to the laws and regulations that will apply as the United Kingdom determines which European Union laws to replace or replicate in the event of a withdrawal. The referendum has also given rise to calls for the governments of other European Union member states to consider withdrawal. These developments, or the perception that any of them could occur, have had and may continue to have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Any of these factors could depress economic activity and restrict our access to capital, which could have a material adverse effect on our business, financial condition and results of operations and reduce the price of the ADSs.

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

The manufacture of our TransCon product candidates is dependent upon third party manufacturers that are based in other parts of the world, including Europe and Japan. This manufacturing process requires that the components used in our product candidates are transported long distances, through multiple countries, which increases the risk that issues in the global supply chain or other disruptions to the international marketplace could harm our business.

The parent drug, drug substance, drug product and other components of our product candidates are currently acquired from single-source suppliers. The loss of these suppliers, or their failure to supply could materially and adversely affect our business.

Our growth hormone parent drug as well as our TransCon hGH drug substance are supplied by Fujifilm Diosynth Biotechnologies UK Limited, or Fujifilm, pursuant to our agreement with Fujifilm. TransCon hGH drug product in vials ismade by Rentschler Biotechnologie GmbH, or Rentschler, pursuant to our agreement with Rentschler. We expect that TransCon hGH drug product in dual chamber cartridges will be supplied by Vetter Pharma Fertigung for use in our drug delivery device made by Medicom Innovation Partner A/S.The intermediates of our proprietary TransCon linkers are made by CARBOGEN AMCIS AG under an agreement with CARBOGEN AMCIS AG and accompanying purchase orders. For products that utilize soluble TransCon carriers, NOF Corporation (Japan) supplies PEGs and is responsible for coupling it to our TransCon linkers under manufacturing agreements and accompanying purchase orders. We do not currently have any other suppliers for the drug substance, drug product or other components of our product candidates and, although we believe that there are alternate sources of supply that could satisfy our clinical and commercial requirements, we cannot provide assurance that identifying alternate sources and establishing relationships with such sources would not result in significant delays in the development of our product candidates. Additionally, we may not be able to enter into supply arrangements with alternative suppliers on commercially reasonable terms or at all. A delay in the development of our product candidates or having to enter into a new agreement with a different third party on less favorable terms than we have with our current suppliers could have a material adverse impact upon on our business.

We may not be successful in our efforts to identify additional product candidates based on our TransCon technology.

An important element of our strategy is to develop new products and product candidates based on our TransCon technology and we are seeking to identify a new rare disease therapeutic area with three high value product opportunities including a clinical-stage candidate by 2020. Research programs to identify new product candidates require substantial technical, financial and human resources. These research programs may initially show promise in identifying potential product candidates, yet fail to yield product candidates for clinical development for a number of reasons, including that:

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

Prior to obtaining approval to commercialize a drug candidate in the United States, the EEA or other regions, we or our collaboration partners must demonstrate with substantial evidence from well-controlled clinical trials, and to the satisfaction of the EMA, the FDA or other similar regulatory authorities, that such drug candidates are safe and effective for their intended uses. The number of nonclinical studies and clinical trials that will be required for FDA, or EMA approval varies depending on the drug candidate, the disease or condition that the drug candidate is designed to address, and the regulations applicable to any particular drug candidate. Results from nonclinical studies and clinical trials can be interpreted in different ways. Even if we believe the nonclinical or clinical data for our drug candidates are promising, such data may not be sufficient to support approval by the EMA, the FDA and other regulatory authorities. Administering drug candidates to humans may produce undesirable side effects, which could interrupt, delay or halt clinical trials and result in the EMA, the FDA or other regulatory authorities denying approval of a drug candidate for any or all targeted indications.

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

We have not yet received any regulatory approvals required for the commercial sale of TransCon hGH, TransCon PTH, TransCon CNP, or any of our other product candidates in the United States, the EEA or in any other jurisdiction. Furthermore, we have yet to submit an NDA to the FDA, or a Marketing Authorization Application, or MAA, to the EMA, national regulatory authorities in Europe or to any international regulatory authorities for any of our product candidates. We have only limited experience in filing and pursuing applications necessary to obtain regulatory approval or licensure, and we cannot be certain that any of our product candidates will be approved or licensed for marketing. The process of applying for regulatory approval is expensive, often takes many years and can vary substantially based upon the type, complexity and novelty of the product candidates involved. If any or all of our product candidates are not approved, this could harm our business, results of operations and prospects, and the value of our shares or ADSs.

If we are unable to file an MAA for approval to the EMA for our product candidates, or if we are required to generate additional data related to safety and efficacy, to obtain approval from the FDA for any of our product candidates, we may be unable to meet our anticipated development and commercialization timelines.

In certain circumstances, such as with TransCon hGH, we may submit NDAs for our product candidates under Section 505(b)(2) of the Federal Food, Drug, and Cosmetic Act, or the Act. A Section 505(b)(2) NDA contains full safety and effectiveness reports but allows at least some of the information required for NDA approval, such as safety and efficacy information on the active ingredient, to come from studies not conducted by or for the applicant. This can result in a faster and less expensive route to approval, compared with a traditional development path. We cannot guarantee that any of our product candidates, including TransCon hGH, may be submitted under Section 505(b)(2) of the Act and the FDA has not confirmed to us that Section 505(b)(2) is an acceptable regulatory approval pathway for TransCon hGH or any of our other product candidates. In addition, our regulatory strategy of utilizing a single Phase 3 clinical study utilizing the active comparator Genotropin® to support an NDA submission for TransCon hGH for indications beyond pediatric GHD relies upon the Section 505(b)(2) approval pathway and, if this pathway is not accepted by the FDA, we would be required to pursue multiple pivotal clinical trials with TransCon hGH to obtain the necessary regulatory approvals to pursue these additional indications.

While we have an active IND with the FDA for TransCon hGH, and we have completed substantive discussions with the FDA regarding the development of TransCon hGH in pediatric growth hormone deficiency, and we believe we are satisfying the necessary criteria, there is no guarantee that FDA requirements will not change between now and the time of our filing in the United States. We have not yet filed an MAA with the EMA for any of our product candidates. Depending on the data that may be required by the EMA for approval, we may be required to conduct substantial new research and development activities beyond those in which we currently plan to engage to obtain approval of our product candidates. Such additional new research and development activities would be costly and time consuming.

We are developing an auto-injector and higher-strength version of TransCon hGH to facilitate the administration of the product by end-users and additional time may be required to obtain regulatory approval for our auto-injector or higher-strength version.

We are developing an auto-injector with Medicom Innovation Partner A/S to facilitate the administration of TransCon hGH by patients. We anticipate the EMA, the FDA and other similar regulatory authorities will require a separate approval of our auto-injector that is in addition to the approval we are seeking for the drug component of TransCon hGH. Because of our auto-injector, the FDA’s review of TransCon hGH may include the participation of both the FDA’s Center for Drug Evaluation and Research and the FDA’s Center for Devices and Radiological Health, which may complicate or prolong the review, and in the EEA the EMA’s review may require the involvement of an EU Notified Body. As a result, we may experience delays for our auto-injector and TransCon hGH.

We recently completed a Phase 1 comparability study of a higher-strength version of TransCon hGH that we believe would enable smaller injection volumes of TransCon hGH for patients with GHD as well as those who may require higher doses of TransCon hGH, such as those being treated with growth hormone for conditions such as Turner Syndrome or Idiopathic Short Stature. Failure to successfully develop this higher-strength version may require larger injection volumes for certain patients requiring higher doses of TransCon hGH than what is typically used to treat GHD patients.

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

In the United States, advertising and promotional materials must comply with FDA rules in addition to other potentially applicable U.S. laws. In particular, the promotional claims that we would be permitted to make for our products would be limited to those supported by the approved product labeling. The distribution of product samples to physicians must comply with the requirements of the Prescription Drug Marketing Act. Manufacturing facilities remain subject to FDA inspection and must continue to adhere to International Conference on Harmonisation of Technical Requirements for Registration of Pharmaceuticals for Human Use and the FDA’s cGMP requirements. Application holders must obtain FDA approval for product and manufacturing changes, depending on the nature of the change. Sales, marketing, and scientific/educational grant programs must comply with the U.S. Anti-Kickback Statute, the False Claims Act, as amended, the privacy regulations promulgated under the Health Insurance Portability and Accountability Act, or HIPAA, and similar state laws. Pricing and rebate programs must comply with the Medicaid Drug Rebate Program requirements of the Omnibus Budget Reconciliation Act of 1990, as amended, and the Veterans Health Care Act of 1992, as amended. If products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. All of these activities are also potentially subject to U.S. consumer protection and unfair competition laws.

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

Outside the United States, international operations are generally subject to extensive governmental price controls and other market regulations, and we believe the increasing emphasis on cost-containment initiatives in Europe, Canada, and other countries has and will continue to put pressure on the pricing and usage of our product candidates, if approved, and on related parent drugs. In many countries, the prices of medical products are subject to varying price control mechanisms as part of national health systems. Other countries allow companies to fix their own prices for medical products, but monitor and control company profits. Additional foreign price controls or other changes in pricing regulation could restrict the amount that we are able to charge for our product candidates. Accordingly, in markets outside the United States, the reimbursement for our products may be reduced compared with the United States and may be insufficient to generate commercially reasonable revenue and profits.

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

We are exposed to the risk that our employees, independent contractors, principal investigators, CROs, consultants, vendors and collaboration partners may engage in fraudulent conduct or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or unauthorized activities that violate: (1) FDA regulations, including those laws that require the reporting of true, complete and accurate information to the FDA; (2) manufacturing standards; (3) U.S. federal and state fraud and abuse and other healthcare laws and regulations; or (4) laws that require the reporting of true and accurate financial information and data. Specifically, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. These activities also include the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. It is not always possible to identify and deter misconduct by employees and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. Additionally, we are subject to the risk that a person or government could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant civil, criminal and administrative penalties, damages, monetary fines, possible exclusion from participation in Medicare, Medicaid and other U.S. federal healthcare programs, individual imprisonment, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

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

Although we do not currently have any products on the market, once we begin commercializing our products, we may be subject to additional healthcare, statutory and regulatory requirements and enforcement by the U.S. federal government and the states and foreign governments in which we conduct our business. The laws that may affect our ability to operate as a commercial organization include:

•	the U.S. Anti-Kickback Statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual for, or the purchase, order or recommendation of, any good or service for which payment may be made under U.S. federal healthcare programs such as the Medicare and Medicaid programs. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation. In addition, the government may assert that a claim including items or services resulting from a violation of the U.S. federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the false claims statutes;

•	U.S. false claims laws which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid, or other third-party payors that are false or fraudulent;

•	U.S. federal criminal laws that prohibit executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters. Similar to the U.S. federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation;

•	the U.S. Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act, which governs the conduct of certain electronic healthcare transactions and protects the security and privacy of protected health information;

•	the U.S. federal physician sunshine requirements under the Affordable Care Act, which requires certain manufacturers of drugs, devices, biologics, and medical supplies to report annually to the CMS information related to payments and other transfers of value to physicians, other healthcare providers, and teaching hospitals, and ownership and investment interests held by physicians and other healthcare providers and their immediate family members;

•	state law equivalents of each of the above U.S. federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers;

•	state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the applicable compliance guidance promulgated by the U.S. federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources;

•	state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures and pricing information; and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways, thus complicating compliance efforts; and

•	European and other foreign law equivalents of each of the laws, including reporting requirements detailing interactions with and payments to healthcare providers.

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

From time to time, legislation is drafted and introduced in U.S. Congress that could significantly change the statutory provisions governing the regulatory clearance or approval, manufacture, and marketing of regulated products or the reimbursement thereof. In addition, FDA regulations and guidance are often revised or reinterpreted by the FDA in ways that may significantly affect our business and our products. In addition, the new Trump administration has taken several executive actions, including the issuance of a number of Executive Orders, that could impose significant burdens on, or otherwise materially delay, the FDA’s ability to engage in routine oversight activities such as implementing statutes through rulemaking, issuance of guidance, and review and approval of marketing applications. Notably, on January 23, 2017, President Trump ordered a hiring freeze for all executive departments and agencies, including the FDA, which prohibits the FDA from filling employee vacancies or creating new positions. Under the terms of the order, the freeze will remain in effect until implementation of a plan to be recommended by the Director for the Office of Management and Budget, or OMB, in consultation with the Director of the Office of Personnel Management, to reduce the size of the federal workforce through attrition. An under-staffed FDA could result in delays in the FDA’s responsiveness or in its ability to review submissions or applications, issue regulations or guidance, or implement or enforce regulatory requirements in a timely fashion or at all. Moreover, on January 30, 2017, President Trump issued an Executive Order directing all executive agencies, including the FDA, that, for each notice of proposed rulemaking, the agency shall identify at least two existing regulations to be repealed, unless prohibited by law. This Executive Order also includes a budget neutrality provision that requires the total incremental cost of all new regulations in the 2017 fiscal year, including repealed regulations, to be no greater than zero, except in limited circumstances. It is difficult to predict how these requirements will be interpreted and implemented, and the extent to which they will impact the FDA’s ability to exercise its regulatory authority. If these executive actions impose restrictions on the FDA’s ability to engage in oversight and implementation activities in the normal course, our business may be negatively impacted. Any new regulations or revisions or reinterpretations of existing regulations may impose additional costs or lengthen review times of our product candidates. We cannot determine what effect changes in regulations, statutes, legal interpretation or policies, when and if promulgated, enacted or adopted may have on our business in the future. Such changes could, among other things, require:

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

We expect that the new presidential administration and U.S. Congress will seek to modify, repeal, or otherwise invalidate all, or certain provisions of, the Affordable Care Act. Since taking office, President Trump has continued to support the repeal of all or portions of the Affordable Care Act. In January 2017, the House and Senate passed a budget resolution that authorizes congressional committees to draft legislation to repeal all or portions of the Affordable Care Act and permits such legislation to pass with a majority vote in the Senate. President Trump has also recently issued an executive order in which he stated that it is his administration’s policy to seek the prompt repeal of the Affordable Care Act and directed executive departments and federal agencies to waive, defer, grant exemptions from, or delay the implementation of the provisions of the Affordable Care Act to the maximum extent permitted by law. There is still uncertainty with respect to the impact President Trump’s administration and the U.S. Congress may have, if any, and any changes will likely take time to unfold, and could have an impact on coverage and reimbursement for healthcare items and services covered by plans that were authorized by the Affordable Care Act. However, we cannot predict the ultimate content, timing or effect of any healthcare reform legislation or the impact of potential legislation on us.

In addition, other legislative changes have been proposed and adopted in the United States since the Affordable Care Act was enacted. On August 2, 2011, the Budget Control Act of 2011 created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This included aggregate reductions of Medicare payments to providers of 2% per fiscal year, which went into effect on April 1, 2013 and will stay in effect through 2025 unless additional Congressional action is taken. On January 2, 2013, the American Taxpayer Relief Act was signed into law, which, among other things, further reduced Medicare payments to several providers, including hospitals, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. Recently, there has also been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed bills designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for pharmaceutical products.

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

As of December 31, 2016, fifteen patents have been issued to us in the United States. Eleven of these patents are directed to our TransCon technology and three are directed to TransCon hGH. In addition, as of December 31, 2016, we have approximately 65 issued patents in jurisdictions outside of the United States, at least 44 of which are directed to our TransCon technology, and 21 of which are directed to our product candidates. As of December 31, 2016, our TransCon hGH is covered by six different patent families and an additional seven patent families covering the auto-injector device, our TransCon PTH is covered by five different patent families and our TransCon CNP is covered by nine different patent families. Most members of these families are applications in an early stage, so it is impossible to make any statements regarding whether or not they will be granted. We are not aware of any challenge to our issued patents, in the United States, Europe or in any other jurisdiction.

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

Our commercial success depends significantly on our ability to operate without infringing, violating or misappropriating the patents and other proprietary rights of third parties. Our own technologies may infringe, violate or misappropriate the patents or other proprietary rights of third parties, or we may be subject to third-party claims of such infringement. Numerous U.S. and foreign issued patents and pending patent applications owned by third parties exist in the fields in which we are developing our product candidates. For example, we are aware of several issued patents related to auto-injection devices that may be relevant to our auto-injection device under development with Medicom Innovation Partner A/S; however, we believe that these (i) will expire prior to our product launch, (ii) are invalid, and/or (iii) do not and will not cover our device. Additionally, we are aware of an issued patent related to monopegylated hGH, which we believe does not cover our TransCon hGH product candidate. We cannot be certain that our product candidates will not infringe existing or future patents. Because patent applications can take many years to issue and may be confidential for 18 months or more after filing, and because pending patent claims can be revised before issuance, there may be applications now pending which may later result in issued patents that may be infringed by the manufacture, use or sale of our product candidates or our TransCon technology. We may not be aware of patents that have already issued that a third party might assert are infringed by our product candidates. It is also possible that patents of which we are aware, but which we do not believe are relevant to our product candidates, could nevertheless be found to be infringed by our product candidates. Nevertheless, we are not aware of any valid issued patents that we believe would prevent us from marketing our product candidates, if approved. Moreover, we may face patent infringement claims from non-practicing entities that have no relevant product revenue and against whom our own patent portfolio may thus have no deterrent effect.

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

As of December 31, 2016, 47 of our employees work in Germany and are subject to German employment law. Ideas, developments, discoveries and inventions made by such employees are generally subject to the provisions of the German Act on Employees’ Inventions, which regulates the ownership of, and compensation for, inventions made by employees. Under this act, we face the risk that we may be required to pay additional compensation for assigned patent rights and disputes can occur between us and our employees or ex-employees pertaining to alleged non-adherence to the provisions of this act that may be costly to defend and consume our management’s time and efforts whether we prevail or fail in such dispute. In addition, under the German Act on Employees’ Inventions, certain employees may have retained rights to patents they invented or co-invented before October 2009. Although substantially all of these employees have assigned their interest in these patents to us, to the extent permitted by law, there is a risk that the compensation we provided to them may be deemed to be insufficient and we may be required under German law to increase the compensation due to such employees for the use of the patents. In those cases where employees have not assigned their interests to us, we may need to pay compensation for the use of those patents. If we are required to pay additional compensation or face other disputes under the German Act on Employees’ Inventions, our results of operations could be adversely affected.

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

As a result of the United Kingdom’s referendum on exiting the European Union our trademark is likely to require some form of re-registration in the UK. While this is assumed to be a purely administrative act, we may accidentally not perform all required steps in time which may lead to a lapse of our trademark in the UK.

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

Filing, prosecuting and defending patents on our product candidates in all countries throughout the world would be prohibitively expensive. The requirements for patentability may differ in certain countries, particularly in developing countries. Moreover, our ability to protect and enforce our intellectual property rights may be adversely affected by unforeseen changes in foreign intellectual property laws. Additionally, laws of some countries outside of the United States and Europe do not afford intellectual property protection to the same extent as the laws of the United States and Europe. Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. The legal systems of some countries, including India, China and other developing countries, do not favor the enforcement of patents and other intellectual property rights. This could make it difficult for us to stop the infringement of our patents or the misappropriation of our other intellectual property rights. For example, many foreign countries have compulsory licensing laws under which a patent owner must grant licenses to third parties. Consequently, we may not be able to prevent third parties from practicing our inventions in certain countries outside the United States and many countries in Europe. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection, if our ability to enforce our patents to stop infringing activities is inadequate. These products may compete with our products, and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

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

The trading price of our ADSs could be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. These factors include those discussed in this “Risk Factors” section of this annual report and others such as:

•	results from, or any delays in, clinical trial programs relating to our product candidates, including clinical trials for our lead product candidate, TransCon hGH, as well as our ability to timely submit INDs or equivalent regulatory filings in other countries for each of TransCon PTH and TransCon CNP;

•	our ability to identify a new rare disease therapeutic area with high-value product opportunities including a clinical-stage candidate by 2020;

•	our ability to commercialize or obtain regulatory approval for our product candidates, or delays in commercializing or obtaining regulatory approval;

•	announcements of regulatory approval or a complete response letter to our product candidates, or specific label indications or patient populations for its use, or changes or delays in the regulatory review process;

•	announcements relating to future collaborations or our existing collaborations, including decisions regarding the exercise by our collaboration partners of their options, if any, or any termination by them of their collaborations with us;

•	timing and amount of payments to us under our collaborations, if any;

•	announcements of therapeutic innovations or new products by us or our competitors;

•	announcements regarding the parent drugs that we use in developing our product candidates;

•	adverse actions taken by regulatory authorities with respect to our clinical trials, manufacturing supply chain or sales and marketing activities;

•	changes or developments in laws or regulations applicable to our product candidates;

•	any adverse changes to our relationship with any manufacturers or suppliers;

•	the success of our testing and clinical trials;

•	the success of our efforts to acquire or license or discover additional product candidates;

•	any intellectual property infringement actions in which we may become involved;

•	announcements concerning our competitors or the pharmaceutical industry in general;

•	achievement of expected product sales and profitability;

•	manufacture, supply or distribution shortages;

•	actual or anticipated fluctuations in our operating results;

•	EMA, FDA or other similar regulatory actions affecting us or our industry or other healthcare reform measures in the United States;

•	changes in financial estimates or recommendations by securities analysts;

•	trading volume of the ADSs;

•	sales of our ordinary shares and/or ADSs by us, our senior management and board members, holders of the ADSs or our shareholders in the future;

•	general economic and market conditions and overall fluctuations in the United States and international equity markets; and

•	the loss of any of our key scientific or senior management personnel.

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

ADSs, which may be evidenced by American Depositary Receipts, or ADRs, are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary think it is advisable to do so because of any requirement of law, government or governmental body, or under any provision of the deposit agreement, or for any other reason subject to an ADS holders’ right to cancel their ADSs and withdraw the underlying ordinary shares. Temporary delays in the cancellation of ADSs and withdrawal of the underlying ordinary shares may arise because the depositary has closed its transfer books or we have closed our transfer books, the transfer of ordinary shares is blocked to permit voting at a shareholders’ meeting or we are paying a dividend on our ordinary shares. In addition, an ADS holder may not be able to cancel their ADS and withdraw the underlying ordinary shares when such holder owes money for fees, taxes and similar charges and when it is necessary to prohibit withdrawals to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities.

We have broad discretion to determine how to use the funds raised in our public offerings, and may use them in ways that may not enhance our operating results or the price of our ordinary shares and ADSs.

Our senior management has broad discretion over the use of proceeds from our public offerings, and we could spend the proceeds from those public offerings in ways the holders of shares or ADSs may not agree with or that do not yield a favorable return, if at all. We currently intend to use substantially all of the net proceeds from those public offerings to support the clinical development and regulatory approval of TransCon hGH, to fund development of other TransCon product candidates, including TransCon PTH and TransCon CNP, to strengthen our TransCon technology and for working capital and general corporate purposes. However, our use of these proceeds may differ substantially from our current plans. If we do not invest or apply these proceeds in ways that improve our operating results, we may fail to achieve expected financial results, which could cause the price of the ADSs to decline.

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

If our existing shareholders or holders of ADSs sell, or indicate an intention to sell, substantial amounts of our ordinary shares or ADSs in the public market, the trading price of our ADSs could decline. Based upon the number of shares outstanding as of December 31, 2016, we have outstanding a total of 32,421,121 ordinary shares. Of those shares, approximately 14,466,791were owned by current board members, members of our senior management and their respective affiliates, or may otherwise be subject to Rule 144 under the Securities Act. In addition, pursuant to a registration statement on Form F-3 filed in February 2016, 11,407,904 of our ordinary shares are registered for resale by certain selling shareholders, including shareholders that are affiliated with members of our board of directors.

As of December 31, 2016, there were 3,691,765 warrants outstanding. If these warrants are exercised an additional 3,691,765 ordinary shares or ADSs will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules and Rule 144 and Rule 701 under the Securities Act. If these additional ordinary shares or ADSs are sold, or if it is perceived that they will be sold, in the public market, the trading price of the ADSs could decline. Any sales of securities by these security holders could have a negative effect on the trading price of the ADSs.

Our principal shareholders and senior management own a significant percentage of our shares and are able to exert significant control over matters subject to shareholder approval.

As of December 31, 2016 our senior management, board members, holders of 5% or more of our share capital and their respective affiliates beneficially own approximately 80% of our outstanding voting securities. As a result, these security holders have the ability either alone or voting together as a group to determine and/or significantly influence the outcome of matters submitted to our shareholders for approval, including the election and removal of board members, payment of dividends, amendments to our articles of association, including changes to our share capital or any mergers, demergers, liquidations and similar transactions. This may prevent or discourage unsolicited acquisition proposals or offers for our ordinary shares or ADSs that our shareholders or ADS holders may feel are in their best interest as a shareholder or holder of ADSs. In addition, this group of shareholders may have the ability to control our management and affairs. Such control and concentration of ownership may affect the market price of the ADSs and may discourage certain types of transactions, including those involving actual or potential change of control of us (whether through merger, consolidation, take-over or other business combination), which might otherwise have a positive effect on the market price of the ADSs.

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

We have adopted and presented our consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. IFRS is an internationally recognized body of accounting principles that are used by many companies outside of the United States to prepare their financial statements; and the SEC recently permitted foreign private issuers such as our company to prepare and file their financial statements in accordance with IFRS rather than U.S. GAAP. IFRS accounting principles are different from those of U.S. GAAP, and SEC rules do not require us to provide a reconciliation of IFRS accounting principles to those of U.S. GAAP. Investors who are not familiar with IFRS may misunderstand certain information presented in our consolidated financial statements. Accordingly, we suggest that readers of our consolidated financial statements familiarize themselves with the provisions of IFRS accounting principles to better understand the differences between these two sets of principles.

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

We qualify as a foreign private issuer and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. We may no longer be a foreign private issuer as of June 30, 2017, which would require us to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers as of January 1, 2018. To maintain our current status as a foreign private issuer, either (a) a majority of our ordinary shares or ADSs must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our executive officers or directors may not be U.S. citizens or residents, (ii) more than 50% of our assets cannot be located in the United States and (iii) our business must not be administered principally inside the United States. If we lost this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and NASDAQ rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

We may be a “passive foreign investment company” for U.S. federal income tax purposes for our current taxable year and future taxable years, which could result in adverse U.S. federal income tax consequences to U.S. investors.

Under the Internal Revenue Code of 1986, as amended, the determination of passive foreign investment company, or PFIC, status is fact-specific, and generally cannot be made until the close of the taxable year in question. Although we do not believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2016, we may be a PFIC for our current taxable year and future taxable years. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during such year) is attributable to assets that produce or are held for the production of passive income. A separate determination must be made each taxable year as to whether we are a PFIC (after the close of each such taxable year). If we are a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10 E. Additional Information—Taxation—Material U.S. Federal Income Tax Consequences to U.S. Holders”) holds ordinary shares or ADSs, the U.S. Holder may be subject to adverse tax consequences, including (i) the treatment of all or a portion of any gain on disposition as ordinary income, (ii) the application of an interest charge with respect to such gain and certain dividends and (iii) compliance with certain reporting requirements. Each U.S. Holder is strongly urged to consult its tax advisor regarding these issues. See “Item 10 E. Additional Information—Taxation—Material U.S. Federal Income Tax Consequences to U.S. Holders.”

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

Under Danish corporate law, except in certain limited circumstances (which require as a minimum that a proposal for inspection has been supported by a minimum of 25% of the shareholders voting and being present at a general meeting), our shareholders may not ask for an inspection of our corporate records, while under Delaware corporate law any shareholder, irrespective of the size of such shareholder’s shareholdings, may do so. Shareholders of a Danish limited liability company are also unable to initiate a derivative action, a remedy typically available to shareholders of U.S. companies, to enforce a right of our company, in case we fail to enforce such right ourselves, other than in certain cases of board member/management liability under limited circumstances. In addition, a majority of our shareholders may release a board member or manager from any claim of liability we may have, including if such board member or manager has acted in bad faith or has breached his/her duty of loyalty and only if a minority of at least 10% of the shareholders represented at the relevant general meeting have opposed the decision, may a shareholder bring a derivative action on behalf of our company. In contrast, most U.S. federal and state laws prohibit a company or its shareholders from releasing a board member from liability altogether if such board member has acted in bad faith or has breached such board member’s duty of loyalty to our company. Additionally, distribution of dividends from Danish companies to foreign companies and individuals can be eligible for non-refundable withholding tax, and not all receiving countries allow for deduction. Also, the rights as a creditor may not be as strong under Danish insolvency law, as under U.S. law or other insolvency law, and consequently creditors may recover less in the event our company is subject to insolvency compared to a similar case including a U.S. debtor. In addition, the use of the tax asset consisting of the accumulated tax deficit requires that we are able to generate positive taxable income and can be restricted by future amendments to Danish tax law. Finally, Danish corporate law may not provide appraisal rights in the case of a business combination equivalent to those generally afforded a shareholder of a U.S. company under applicable U.S. laws. As a result of these differences between Danish corporate law and our articles of association, on the one hand, and U.S. federal and state laws, on the other hand, in certain instances, shareholders and ADS holders could receive less protection as an equity holder of our company than they would as a shareholder of a U.S. company.

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

Our registered office and principal executive offices are located at Tuborg Boulevard 5, DK-2900 Hellerup, Denmark and our telephone number is +45 70 22 22 44. Our agent for service of process in the United States is Ascendis Pharma, Inc. Our website address is www.ascendispharma.com. The information on, or that can be accessed through, our website is not part of and should not be incorporated by reference into this this annual report or any other report we file or furnish to the SEC. We have included our website address as an inactive textual reference only. Our ADSs are traded on The NASDAQ Global Select Market under the symbol ASND.

For additional information relating to the development of our company, see “Item 4 B. Information on the Company – Business Overview.” For additional information relating to the Company’s capital expenditures, see “Item 5 A. – Operating Results.”

B.	Business Overview

Overview

We are a biopharmaceutical company applying our TransCon technology to develop a pipeline of sustained release prodrug therapies with best-in-class profiles to address large markets with significant unmet medical needs. We have created a portfolio of potential best-in-class rare disease endocrinology product candidates to address unmet medical needs by applying TransCon technology to parent drugs with clinical proof-of-concept. We are developing our most advanced product candidate, TransCon human Growth Hormone, or TransCon hGH, for once-weekly administration to treat growth hormone deficiency, or GHD, and other indications. In August 2016, we initiated a pivotal global Phase 3 study of TransCon hGH, the heiGHt Trial, in children with GHD. In 2015, we successfully completed a Phase 2 study of TransCon hGH to evaluate the safety and efficacy of once-weekly TransCon hGH in 53 treatment-naïve, pre-pubertal children with GHD.

We are also using our TransCon technology platform to develop TransCon Parathyroid Hormone, or TransCon PTH, for hypoparathyroidism, a rare endocrine disorder of calcium and phosphate metabolism. We are currently conducting toxicology studies to support an Investigational New Drug Application, or IND, or equivalent regulatory filing in another country, and expect to file an IND or equivalent regulatory filing in another country for TransCon PTH in the second quarter of 2017. We believe our TransCon PTH may solve significant unmet medical needs, and provide patients suffering from hypoparathyroidism with a more physiological parathyroid hormone replacement therapy than currently approved drugs.

We are also developing TransCon C-Type Natriuretic Peptide, or TransCon CNP, for the treatment of achondroplasia, the most common form of dwarfism. Currently there are no therapies for achondroplasia approved by the U.S. Food and Drug Administration, or FDA. TransCon CNP is based on our TransCon technology platform and C-type natriuretic peptide, or CNP, a therapeutic target with extensive preclinical data. We are currently expanding our manufacturing capabilities to support IND-enabling toxicology studies, and we expect to file an IND or equivalent regulatory filing in another country in the fourth quarter of 2017.

TransCon hGH is being developed for GHD and other indications. GHD is a serious orphan disease that affects both children and adults. Children with GHD are characterized by short stature, metabolic abnormalities, cognitive deficiencies and poor quality of life. GHD in adults is associated with premature mortality, increased adiposity, or fat mass, as well as psychiatric-cognitive, cardiovascular, muscular, metabolic and skeletal abnormalities. Human Growth Hormone, or hGH, is used for the long-term treatment of children and adults that fail to secrete adequate amounts of endogenous growth hormone. Since the 1990s, the pharmaceutical industry has employed various approaches to develop long-acting growth hormone products to reduce the patient burden of daily injections and increase patient compliance with the dosing regimen. To date, regulatory authorities have approved only two long-acting growth hormone products, each of which utilizes unmodified growth hormone as the active drug substance. Neither of these products has achieved commercial success, due to manufacturing, regulatory, efficacy, safety and/or tolerability reasons associated with the sustained release technology.

TransCon hGH is a prodrug that releases unmodified growth hormone and thus maintains the same mode of action as currently prescribed daily hGH therapies, which we believe reduces clinical and regulatory risk.

TransCon PTH is being developed for hypoparathyroidism, a rare endocrine disorder of calcium and phosphate metabolism. TransCon PTH is designed as a once-daily formulation of parathyroid hormone, or PTH(1-34), to maintain a steady concentration of PTH in the bloodstream within the normal range, at levels similar to those observed in healthy individuals. TransCon PTH is designed to address the fundamental limitation of daily injections of short acting PTH molecules, such as Natpara, or PTH(1-84), and Forteo, or PTH(1-34), by providing infusion-like blood levels of PTH. Preclinical experiments in primates have demonstrated that TransCon PTH has a half-life of approximately 34 hours. This half-life would be a substantial increase compared to PTH(1-34) and PTH(1-84), both of which after intravenous administration to humans have half-lives of only a few minutes. We believe this substantial half-life extension of PTH would reflect more closely the physiological levels of PTH observed in healthy individuals, and maintain blood calcium levels and normalize urinary calcium excretion, an improvement over what is currently feasible with existing approved therapies.

TransCon CNP is being developed for the treatment of achondroplasia, the most common form of dwarfism. There are currently no FDA-approved pharmacological treatments for achondroplasia, and patients often face multiple surgeries to alleviate its many complications. Administration of CNP to patients with achondroplasia and in animal models of achondroplasia, has been demonstrated to stimulate growth. Clinical proof-of-principle was recently obtained for vosoritide, a once-daily formulation of CNP. TransCon CNP is designed as a once-weekly formulation of CNP, and to our knowledge is the only sustained-release CNP product in development. TransCon CNP is designed to address the fundamental limitations of daily administration of CNP, and preclinical experiments in primates have demonstrated that TransCon CNP has a half-life of approximately 75 hours, which is a substantial increase compared to both wild-type CNP and vosoritide, which have half-lives of approximately 2 minutes and 20 minutes, respectively. We believe this substantial half-life extension of CNP would enable a once-weekly dosing profile that could achieve higher overall CNP exposure levels in the body. Further, this may lead to improved efficacy, while maintaining peak drug exposure at hemodynamically safe levels, to avoid the hypotension often associated with daily injections of CNP analogues.

Outside rare endocrine disorders, we have developed a pipeline of sustained release prodrug product candidates, such as TransCon Ranibizumab in the field of ophthalmology, for which we partnered with Genentech, TransCon Peptides for the treatment of diabetes, for which we partnered with Sanofi, and TransCon Treprostinil, which demonstrated promising pharmacokinetics in a Phase 1 study in healthy adult volunteers completed in 2015.

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

We believe that our TransCon technology has been validated by the continued clinical development of our Phase 3 product candidate, TransCon hGH, and the ongoing development of other rare disease product candidates, as well as by our multi-product collaborations with Sanofi and Genentech.

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

TransCon product candidate pipeline

Internal Rare Disease Endocrinology Pipeline
Product Candidate	Primary Indication	Development Stage	Potential World Wide Market*	Worldwide Commercial Rights
TransCon Growth Hormone	Growth hormone deficiency	Phase 3	> $3 billion**

TransCon PTH	Hypoparathyroidism	Pre-IND	> $2 billion

TransCon CNP	Achondroplasia	Pre-IND	> $1 billion

Current/Potential Strategic Collaborations

TransCon Ranibizumab	Ophthalmology	Not disclosed	> $7 billion

TransCon Peptides	Diabetes	Not disclosed	> $1 billion

TransCon Treprostinil	Pulmonary Arterial Hypertension	Phase 1	> $1 billion

*	Based on market data and company estimates.
**	Includes all indications.

When we apply our TransCon technology to already approved drug compounds, we may benefit from established clinical safety and efficacy data, which we believe reduces drug development risk and may allow us to utilize expedited approval pathways provided by the FDA and European regulatory authorities. Examples of regulatory strategies that may be available to us or our collaboration partners include the FDA’s section 505(b)(2) regulatory approval pathway, which was established to allow companies developing drug products to obtain approval by relying in part on studies of safety and effectiveness that were not conducted by or for the applicant. Because approval can rest in part on data already accepted by the FDA or otherwise available in the public domain, fewer and smaller studies may be required, thus mitigating costs and shortening development time. Section 505(b)(2) filings can provide expedited approval for a wide range of products, especially for those that represent a limited change from an existing or approved drug, including prodrugs of already approved parent drugs. We may pursue a 505(b)(2) regulatory strategy for TransCon hGH. If successful in this strategy, it is possible that a single Phase 3 clinical study utilizing the active comparator Genotropin®, could support our NDA submission to the FDA for its review of TransCon hGH for pediatric GHD and other indications.

We maintain an intellectual property portfolio comprising approximately 86 issued patents and approximately 210 patent applications as of December 31, 2016, with claims directed to composition of matter, process, formulation and/or methods-of-use for our product candidates and core TransCon technology. In addition, each of our collaboration partners has granted us rights that enable us to freely commercialize all improvements to the TransCon technology developed by our collaboration partners outside of the field identified in their respective collaboration agreements. We hold worldwide rights to our TransCon technology and have no third-party royalty or milestone payment obligations with respect to our TransCon technology or any of our product candidates. While our TransCon prodrugs may incorporate already approved parent drugs, each of our product candidates is a new molecular entity and is therefore eligible to be granted new intellectual property rights, including new composition of matter patents.

Our Strategy

Our goal is to leverage our TransCon technology to create a pipeline of proprietary products and form collaborations with market-leading biopharmaceutical companies to develop new products that incorporate our TransCon technology in therapeutic areas that are of strategic importance.

Key elements of our strategy to achieve this goal include:

•	identifing rare diseases which can be addressed by leveraging our TransCon technology to create a pipeline of product candidates with best-in-class therapeutic profiles that address unmet medical needs and have significant market potential;

•	advancing our pipeline of three rare disease endocrinology product candidates, and seek to obtain regulatory approval for and launch of at least two product candidates with a greater than one-billion dollar market potential between 2020 and 2024;

•	continuing to establish strategic collaborations with market-leading biopharmaceutical companies;

•	pursuing expedited clinical and regulatory pathways for approval and commercialization of our product candidates; and

•	strengthening our leadership position in the field of long-acting prodrug technology through investments in our technology, manufacturing capabilities and know-how.

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

TransCon Carriers

Our TransCon technology incorporates two carrier platforms that can be used for providing localized or systemic drug exposure. These biocompatible carrier platforms include our TransCon soluble carriers and our proprietary TransCon hydrogel carriers, which is a self-eliminating hydrogel. Our carriers inactivate and protect the drug through a shielding effect, which prevents rapid excretion and degradation of the parent drug, and may enable benefits that include improved injection site tolerability, reduced systemic adverse effects and low immunogenicity.

•	Our TransCon soluble carriers are used for providing systemic drug exposure and are based on soluble compounds such as polyethylene glycol, or PEG, or other natural or synthetic polymers. Prodrugs created using our soluble carriers are readily absorbed into the bloodstream after administration, thus minimizing exposure of the subcutaneous tissue to active drug, which we believe may improve injection site tolerability. Our most advanced product candidates, TransCon hGH, TransCon PTH and TransCon CNP, utilize PEG as a carrier molecule. PEG is widely used to alter the pharmacokinetic or pharmacodynamic properties of marketed therapeutics.

•	Our TransCon hydrogel carriers are being developed to provide either localized or systemic drug exposure. Our proprietary TransCon hydrogel is designed to be biocompatible and self-eliminating, and consists of microparticles that allow for highly efficient drug loading into the hydrogel via our TransCon linkers. The PEG-based TransCon hydrogel is pre-formed and subsequently loaded with the parent drug, which can prevent adverse modification of the drug during manufacturing of the hydrogel. This process is proprietary, and we believe our granted patents prevent our competitors from creating prodrugs based on preformed hydrogels. Our current TransCon hydrogels are PEG-based and we are developing hydrogels based on hyaluronic acid and other biopolymers. Our TransCon hydrogel is designed to self-eliminate to soluble, biocompatible molecules after the drug payload has been released. We and our collaboration partners are developing certain of the TransCon hydrogel carriers in both systemic and localized drug delivery applications.

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

TransCon Product Candidates

TransCon human Growth Hormone (hGH)

Our lead product candidate is TransCon human Growth Hormone, or TransCon hGH, for the treatment of growth hormone deficiency, or GHD. Leading products for the treatment of GHD require that patients, the majority of whom are children, receive daily injections over many years. The burden of daily administration often results in poor patient compliance, potentially leading to suboptimal treatment outcomes. Despite this, global annual sales from currently marketed hGH products exceeded $3 billion in 2015 according to Medtrack. We are developing TransCon hGH as a prodrug with once-weekly administration that releases unmodified growth hormone, maintaining the same mode of action as daily hGH therapies. Clinical studies of TransCon hGH have demonstrated a comparable efficacy, safety, tolerability and immunogenic profile to that of daily growth hormone. If approved, TransCon hGH may reduce the burden of daily treatment by requiring significantly fewer injections, which may improve compliance and treatment outcomes. In August 2016, we initiated a pivotal global Phase 3 study of TransCon hGH, the heiGHt Trial, in children with GHD. In 2015, we successfully completed a Phase 2 study of TransCon hGH to evaluate the safety and efficacy of once-weekly TransCon hGH in 53 treatment-naïve, pre-pubertal children with GHD.

In addition, we are developing an auto-injector with Medicom Innovation Partner A/S for administration of TransCon hGH that is designed to be easy-to-use in the pediatric population and leverages proven technologies.

Overview of Growth Hormone Deficiency

GHD is a serious orphan disease that affects both children and adults. Children with GHD are characterized by short stature, metabolic abnormalities, cognitive deficiencies and poor quality of life. GHD in adults is associated with premature mortality, increased adiposity, or fat mass, as well as psychiatric-cognitive, cardiovascular, muscular, metabolic and skeletal abnormalities. Due to its small size, hGH distributes throughout the body, where it acts directly on organs and tissue. Through interaction with the GH receptors, which are present in virtually every tissue, hGH stimulates the production of IGF-1, or insulin-like growth factor 1. IGF-1 amplifies the anabolic effects of hGH, but has insulin-like effects in fat tissue, thus stimulating fat formation. This is in contrast to hGH which stimulates the breakdown of fat. hGH is used for the long-term treatment of children and adults that fail to secrete adequate amounts of endogenous growth hormone. Daily hGH therapies have been shown to increase growth and improve metabolic effects, including reducing adiposity and improving cardiovascular health. These therapies have been shown to be safe, well-tolerated and essentially pain-free upon injection. Compliant GHD children initially achieve “catch-up growth,” enabling patients to approach or achieve normal height on a standard growth curve. Height velocity following the “catch-up” period normalizes, permitting the patients to maintain normal growth throughout the course of treatment. Patients that are non-compliant generally achieve lower “catch-up growth” and fail to achieve expected treatment outcomes. Primary indications for hGH in children are GHD, Idiopathic Short Stature, kidney disease, Prader-Willi Syndrome and Turner syndrome. In adults, primary indications for hGH include GHD and AIDS-induced weight loss.

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

After more than thirty years of collective industry experience with growth hormone development and commercialization, we believe that a clear set of product attributes has emerged as being necessary for clinical, regulatory and commercial success. We are developing TransCon hGH as a once-weekly therapy with a target profile designed to match that of daily growth hormone therapies on key parameters, including:

• Height velocity:	First-year height velocity comparable to daily hGH

• Mode of action:	TransCon prodrug liberates unmodified hGH

• Safety:	IGF-1 and hGH levels comparable to those achieved with daily hGH therapies No nodule formation No lipoatrophy Immunogenic profile comparable to daily hGH therapy

• Tolerability:	<0.6 mL per injection 31 gauge needle

• Device:	Convenient and easy-to-use

Market Opportunity

According to Medtrack, global annual sales from currently marketed daily hGH injections exceeded $3 billion in 2015. We believe a significant market opportunity exists for a long-acting version of hGH with comparable efficacy, safety and tolerability as daily growth hormone products.

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

Encapsulation technologies

Encapsulation technologies have been applied to the only two long-acting hGH products to receive regulatory approval by FDA or EMA, Nutropin Depot®, formerly marketed by Genentech and Somatropin Biopartners developed by LG Life Sciences and Biopartners GmbH. In these formulations, unmodified growth hormone is released both by diffusion through the encapsulation polymer surrounding the growth hormone, and by biodegradation of the polymer. These products are associated with nodule formation, erythema, or redness of skin, itching, bruising, as well as pain during and after injection. In addition, high levels of antidrug antibodies have been observed following administration of these drugs to patients. We believe that the lack of market acceptance is a result of the various safety and tolerability issues that tend to arise with encapsulation technologies.

Modified growth hormone analogs

Modification technologies prolong growth hormone activity in the body by creating analogs of growth hormone through permanent modification of the growth hormone molecule. This modification may alter the molecular size and interaction with the growth hormone receptor and/ or change the natural association affinity to endogenous proteins, thereby reducing the body’s ability to excrete the analog. We believe that these changes may alter the mode of action and distribution of modified growth hormone analogs into key growth hormone responsive tissues, such as brain, bone, muscle and fat, compared to unmodified growth hormone. These changes may alter and reduce the efficacy of these drugs compared to unmodified daily growth hormone and may also negatively impact the drug’s safety. For instance, recently TV-1106, a modified growth hormone was discontinued from clinical development by TEVA. In addition, a modified growth hormone previously being developed by Pfizer was discontinued due to lipoatrophy, a condition of localized loss of fat tissue that can cause undesirable skin deformations, at the injection site following repeated administration in adult patients with GHD.

Previous attempts to develop a long-acting hGH by utilizing permanent modification of growth hormone have failed due to regulatory, safety, efficacy and manufacturing hurdles.

There are currently no long-acting growth hormone treatment options available in the United States or Europe. GeneScience Pharmaceuticals Co., Ltd., Genexine Inc., Hanmi Pharmaceutical, JCR Pharmaceuticals Co., Ltd., Novo Nordisk A/S, OPKO Health, Inc., and Versartis, Inc. are developing long-acting growth hormone analogs based on permanent modification of growth hormone. In particular, we are aware that certain of these competitors have reported 6-month annualized height velocities ranging from 8.7 cm for a bi-weekly dosing frequency to 12.2-13.6 cm for a weekly dosing frequency.

In addition to the currently approved and marketed daily growth hormone therapies, there are a variety of experimental growth hormone therapies in different stages of clinical development by various companies, including Bioton S.A., Critical Pharmaceuticals, Ltd., Dong-A Pharmaceutical, and all of the global and regional pharmaceutical companies with existing growth hormone franchises.

Our Solution: TransCon hGH

TransCon hGH is a novel long-acting prodrug of hGH that maintains the same mode of action as daily hGH therapies. In addition, clinical studies of TransCon hGH have demonstrated an efficacy, safety, tolerability and immunogenic profile that is comparable to that of daily growth hormone. TransCon hGH addresses the highest priority unmet medical need in growth hormone therapy by reducing the number of injections patients require, while leveraging the over 30 year history of safety and efficacy that has been established with unmodified daily hGH products.

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

Clinical Development of Once-weekly TransCon hGH

We have successfully completed Phase 2 studies of TransCon hGH in children and adults with GHD. In 2015, we successfully completed a Phase 2 study of TransCon hGH to evaluate the safety and efficacy of once-weekly TransCon hGH in 53 treatment-naïve, pre-pubertal children with GHD. In this Phase 2 trial, mean annualized height velocities among the three dosing levels administered weekly were 11.9 cm for the 0.14 mg/kg/week dose, 12.9 cm for the 0.21 mg/kg/week dose, and 13.9 cm for the 0.30 mg/kg/week dose, which were comparable to 11.6 cm for the active comparator, daily injections of Genotropin® at a 0.21 mg/kg/week dose.

In August 2016, we announced the initiation of the global Phase 3 TransCon hGH heiGHt Trial in children with GHD. The heiGHt trial is a randomized, open-label, active-controlled Phase 3 registration study that is designed to enroll approximately 150 children with GHD who have not previously been treated. The inclusion criteria require pre-pubertal children, bone age that is at least six months less than chronological age, impaired height that is greater than or equal to two standard deviations, or SD, below predicted, GHD diagnosis confirmed by two different growth hormone stimulation tests and insulin-like growth factor-1 that is greater than or equal to one SD below predicted. Patients will receive either once-weekly TransCon hGH (0.24 mg/kg/week) or daily injections of Genotropin® at 34 µg/kg/day (0.24 mg/kg/week) with a 2:1 randomization in a non-inferiority design. The primary endpoint of the trial is height velocity after 52 weeks of treatment. Other key endpoints include annualized height velocity at earlier time points, change in height standard deviation scores over 52 weeks, change in serum insulin-like growth factor I (IGF-1) and insulin-like growth factor-binding protein 3 (IGFBP-3) levels, change in IGF-1 standard deviation scores and IGFBP-3 standard deviation scores, and normalization of IGF-1 standard deviation scores. Patients completing therapy may then enroll in a planned open-label extension study. We are conducting the trial at approximately 100 sites, including sites in North America, Europe, North Africa and Oceania (Australia/New Zealand). The first patient was enrolled in the fourth quarter of 2016 and we expect to complete recruitment by the fourth quarter of 2017.

We are also planning to conduct a switch study which is expected to commence in the fall of 2017 and is expected to enroll approximately 150 patients. In this single arm open-label trial, subjects in the study would be switched from daily growth hormone therapy to weekly TransCon hGH with a primary objective of determining the safety and tolerability of TransCon hGH in subjects with GHD. Additionally, some subjects in the switch study may be naïve to growth hormone therapy.

Results from Phase 2 study in pediatric patients with GHD

On July 30, 2015, we announced positive top-line results from a six-month Phase 2 study to evaluate the safety and efficacy of once-weekly TransCon hGH in 53 treatment-naïve, pre-pubertal children with GHD. The Phase 2 pediatric study was conducted to investigate the safety, tolerability, pharmacokinetics, pharmacodynamics and efficacy of TransCon hGH in treatment-naïve pre-pubertal children with GHD. The Phase 2 pediatric study enrolled patients from across Europe and North Africa who meet internationally recognized criteria for GHD, including short stature as measured by height and height velocity, two hGH stimulation tests, a bone age evaluation, and IGF-1 levels below -1 standard deviation score, or SDS. Published data from clinical trials of growth hormone and growth hormone analogs suggests that our Phase 2 pediatric study patient demographics are comparable to U.S. and E.U. studies of daily and long-acting growth hormone products. The study enrolled 53 patients into the treatment phase and was a 6-month multi-center, randomized, open-label study comparing three dose levels of TransCon hGH (0.14; 0.21; and 0.30 mg hGH/kg/week), administered once per week, to the active control Genotropin (0.21 mg hGH/kg/week), administered as a daily injection. The primary efficacy endpoint was annualized mean height velocity at six months.

Mean annualized height velocities among the three dosing levels administered weekly were 11.9 cm for the 0.14 mg/kg/week dose, 12.9 cm for the 0.21 mg/kg/week dose, and 13.9 cm for the 0.30 mg/kg/week dose, which were comparable to 11.6 cm for the active comparator, daily injections of Genotropin® at a 0.21 mg/kg/week dose.

Figure 2. Annualized six-month height velocity (N=53) of three dose-levels of TransCon hGH administered once per week (at doses of 0.14, 0.21 and 0.30 mg hGH/kg/week), against an active control group comprising Genotropin® (0.21 mg hGH/kg/week), administered as injections once per day (0.03 mg hGH/kg) for seven days.

The Phase 2 pediatric study profiled IGF-1 levels, the primary biomarker for GHD, during week 13. This profile demonstrated a dose-proportionality in IGF-1 levels between the three TransCon hGH doses. The normal range for IGF-1 in children varies with age, so IGF-1 levels are expressed as IGF-1 standard deviation scores, or IGF-1 SDS, which enables the comparison of IGF-1 responses for children across age ranges. The normal range is defined as IGF-1 SDS between -2 and +2 SDS. The mean IGF-1 response for all TransCon hGH dose levels were maintained in the normal range. Transient point values of IGF-1 SDS > +2 were observed in a small number of patients and only in the high-dose treatment arm. These results are consistent with published data evaluating the effects of comparable doses of daily hGH on IGF-1. There were no reports of safety issues in connection with these transient elevations.

Figure 3. IGF-1 profiles during Week 13 following weekly subcutaneous administration of TransCon hGH (at doses of 0.14 mg, 0.21 mg and 0.30 mg hGH/kg/week). Dose dependent IGF-1 response observed. Error bars +Standard Error of the Mean.

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

Figure 4. hGH profiles during Week 13 following weekly subcutaneous administration of TransCon hGH (0.21 mg hGH/kg/week) or daily subcutaneous administration of Genotropin® (0.21 mg hGH/kg/week). Error bars +Standard Error of the Mean

The annualized height velocity in the pediatric Phase 2 study compares favorably in a cross-study comparison with the height velocity reported in a large pharmaco-epidemiological survey known as KIGS—Pfizer International Growth Database. KIGS is a registry that measures real-world outcomes from daily growth hormone therapy, which includes the negative effect of non-compliance on treatment outcomes. We believe that once-weekly TransCon hGH will reduce the burden of daily injections, improving patient compliance and thereby potentially improving treatment outcomes. As demonstrated by the difference in the height velocity between TransCon hGH and the age-matched KIGS historical controls in the figure below, if the efficacy observed for TransCon hGH in the Phase 2 pediatric study is confirmed in longer term studies, it may be possible to improve real-world treatment outcomes by improving compliance with the dosing regimen.

Figure 5. Comparison of annualized six-month height velocity of TransCon hGH to age-matched historical controls that were prescribed daily hGH at a weekly dose of 0.22 mg/kg/week (Ranke et al 2010). This cross-study comparison is a post hoc analysis with no statistical comparison conducted between the two groups.

There were over 1,100 TransCon hGH injections in our Phase 2 pediatric study and the safety of TransCon hGH was comparable to Genotropin. There was one reported case of an inguinal hernia, which has been deemed unlikely to be related to the study drug, and there were no other reports of serious or unexpected adverse events. The adverse events observed were consistent with daily hGH therapy and not different between cohorts. Injection site reactions were generally mild and transient and we observed no incidences of injection site nodule formation or lipoatrophy. TransCon hGH showed low immunogenicity comparable to levels reported for daily hGH therapies, with no neutralizing antibodies.

In addition, we are developing a state-of-the-art auto-injector with Medicom Innovation Partner A/S for administration of TransCon hGH that is designed to be easy-to-use in the pediatric population and leverages proven technologies. The device has a single low-volume injection for all patients of less than 0.6 mL, requires a small needle that is 31 gauge, four millimeters in length and comparable to needles used to administer daily hGH. Furthermore the device provides for room temperature storage, includes an empty-all design, is expected to last for at least four years and will be enabled for Bluetooth connectivity. We expect to use this device in the open-label extension study that follows the Phase 3 heiGHt trial. We also plan to launch with this device if and when TransCon hGH is approved.

We currently retain world-wide commercial rights to TransCon hGH, and may consider forming strategic alliances, creating joint ventures or entering into licensing arrangements with third parties in key geographies where we believe a collaboration partner can aid in the development, regulatory approval and commercialization of TransCon hGH.

TransCon PTH

TransCon PTH is being developed for hypoparathyroidism, a rare endocrine disorder of calcium and phosphate metabolism affecting approximately 77,000 patients in the U.S. Hypoparathyroidism patients suffer from numerous comorbidities, including hypocalcemia and hypercalcemia, hypercalciuria, psychiatric disorders, depression, basal ganglia calcifications, lenticular calcifications and arterial calcifications. Conventional therapy for hypoparathyroidism involves large doses of vitamin D and oral calcium supplementation, which, although often effective, is associated with marked swings in blood calcium which may result in both hypercalcemia and hypocalcemia, excess urinary calcium excretion, and nephrocalcinosis. In 2015, Natpara, PTH(1-84), was approved for once-daily subcutaneous injection as an adjunct to vitamin D and calcium in patients with hypoparathyroidism. Natpara has not demonstrated an ability to reduce incidences of hypercalcemia (elevated serum calcium levels), hypocalcemia (low serum calcium), or hypercalciuria (elevated urinary calcium) relative to conventional therapy in treated patients. Teriparatide, PTH(1-34), approved since 2002 for the treatment of osteoporosis, has historically been used for treatment of hypoparathyroidism using multiple daily injections, despite not being approved for this indication. Clinical research conducted by the NIH of subjects receiving continuous exposure to PTH(1-34), administered by an infusion pump, has demonstrated simultaneous normalization of blood and urine calcium, as well as normalization of bone turnover.

TransCon PTH is designed as a once-daily formulation of PTH(1-34) to maintain a steady concentration of PTH in the bloodstream within the normal range, at levels similar to those observed in healthy individuals and in patients receiving continuous infusion PTH. TransCon PTH is designed to address the fundamental limitation of daily injections of short-acting PTH molecules, by providing infusion-like blood levels of PTH. Preclinical experiments in primates have demonstrated that TransCon PTH has a half-life of approximately 34 hours, which would be a substantial increase compared to PTH(1-34) and PTH(1-84), both of which after intravenous administration to humans have half-lives of only a few minutes. We believe this substantial half-life extension of PTH would reflect more closely the physiological levels of PTH observed in healthy individuals, maintain normal blood calcium levels, normalize urinary calcium excretion, reduce clinical hypercalcemia, reduce clinical hypocalcemia, normalize serum phosphate and normalize bone turnover.

We expect to file an IND, or equivalent regulatory filing in another country, for TransCon PTH in the second quarter of 2017, with a combined Phase 1 single and multiple ascending dose study in healthy volunteers. We plan to file with the Therapeutic Goods Administration in Australia the second quarter of 2017 and initiate a Phase 1 trial of TransCon PTH during the third quarter of 2017. We are also targeting the initiation of a pivotal clinical study of TransCon PTH in 2018.

TransCon CNP

TransCon CNP is being developed for the treatment of achondroplasia, the most common form of dwarfism. In achondroplasia, mutations in fibroblast growth factor receptor 3, or FGFR3, result in constitutive activation, suppressing the proliferation and differentiation of chondrocytes resulting in improper cartilage to bone conversion in the growth plate. There are currently no FDA-approved pharmacological treatments for achondroplasia, and patients often face multiple invasive surgeries to alleviate its many complications. Overexpression of CNP in humans and animals is associated with skeletal overgrowth and administration of CNP and its analogues has been demonstrated to stimulate growth in preclinical models, due to signals from CNP blocking the effects of the FGFR3. In animal models of achondroplasia, administration of synthetic CNP and CNP analogues rescued the impaired bone growth phenotype without significant adverse effects. In April 2016, BioMarin Pharmaceuticals announced that its Phase 2 trial has shown that daily injections of the CNP analogue, vosoritide, in children with achondroplasia increased height velocity by approximately 50% after 12 months of treatment. Together, these results indicate that treatment with systemic CNP is a promising therapeutic strategy for achondroplasia.

TransCon CNP is designed as a once-weekly formulation of a CNP peptide, and to our knowledge is the only sustained-release CNP product in development. TransCon CNP is designed to address the fundamental limitations of daily administration of CNP. To develop a safe and efficacious long-acting CNP molecule, we believe several challenges must be met. TransCon CNP has been designed to overcome these challenges. Specifically, we believe that CNP released from TransCon CNP maintains a small enough size to allow penetration into the growth plates of patients who may use the treatment. We also believe TransCon CNP would provide effective shielding of CNP from neutral endopeptidase degradation in subcutaneous tissue and the blood compartment, minimize binding of CNP to the NPR-C receptor to decrease clearance and reduce binding of CNP to the NPR-B receptor in the cardiovascular system to avoid hypotension. This is supported by preclinical experiments in primates, which demonstrate that TransCon CNP has a half-life of approximately 75 hours, which represents a substantial increase compared to both wild-type CNP and vosoritide, which have half-lives of approximately 2 minutes and 20 minutes, respectively. We believe this substantial half-life extension of CNP would enable a once-weekly dosing profile that could achieve higher overall CNP exposure levels in the body, with improved tolerability expected due to a low peak serum concentration (Cmax). Further, this may lead to improved efficacy, while maintaining peak drug exposure at hemodynamically safe levels, to avoid the hypotension associated with daily injections of CNP analogues.

We are currently completing a preclinical primate study comparing weekly TransCon CNP to an approximately three times higher cumulative daily dose of a synthesized molecule with the same amino acid sequence as vosoritide. Based on interim data from this study, both TransCon CNP and the synthesized molecule with the same amino acid sequence as vosoritide demonstrated a trend of bone growth over vehicle-treated monkeys. We also expect topline data from this six-month primate study in early 2017. In addition, we expect to file an IND, or equivalent regulatory filing in another country, for TransCon CNP in the fourth quarter of 2017 with a Phase 1 study planned in healthy volunteers to establish a tolerable dose range.

Outside rare endocrine disorders, we have developed a pipeline of sustained release prodrug product candidates, such as TransCon Ranibizumab in the field of ophthalmology, for which we partnered with Genentech, TransCon Peptides for the treatment of diabetes, for which we partnered with Sanofi, and TransCon Treprostinil, which demonstrated promising pharmacokinetics in a Phase 1 study in healthy adult volunteers completed in 2015.

We believe that our TransCon technology has been validated by the continued clinical development of our Phase 3 product candidate, TransCon hGH, and the ongoing development of other rare disease product candidates, as well as by our multi-product collaborations with Sanofi and Genentech.

TransCon Treprostinil

We are developing prodrug formulations of TransCon Treprostinil for the treatment of pulmonary arterial hypertension, a life-threatening disease characterized by elevated blood pressure in the pulmonary arteries. According to Medtrack, the worldwide market for PAH treatment exceeded $4 billion in 2014. Treprostinil, the active agent in Remodulin® developed by United Therapeutics Corporation, or United Therapeutics, belongs to a class of drugs known as prostacyclins, and is the leading infused therapy for the treatment of PAH. We are developing an inhaled formulation of TransCon Treprostinil for once-daily administration and a formulation designed as a once-daily subcutaneous injection, in each case to offer the same efficacy as continuously infused prostacyclins with a safer and improved tolerability profile. In April 2015, we announced data from the Phase 1 single ascending dose study of TransCon Treprostinil. TransCon Treprostinil produced dose-dependent increases in plasma treprostinil levels in-line with expectations. However, treprostinil-related injection-site tolerability issues did not meet the criteria defined in the target product profile and, therefore, we are now developing two new TransCon Treprostinil formulations. We also consider both formulations of TransCon Treprostinil available as potential partnering opportunities with other pharmaceutical companies.

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

In 2014, the worldwide sales of anti-VEGF ophthalmology drugs exceeded $7 billion, comprised primarily of Lucentis® and a recent entrant Eylea® from Regeneron Pharmaceuticals, Inc./Bayer AG. There is high interest in developing longer acting therapies for intravitreal drug delivery to reduce the burdensome intravitreal injections required by the current standard of care. In this market, patient compliance remains a challenge and patients and physicians sometimes accept less than optimal dosing frequencies for certain individuals. A reliable and consistent method to achieve visual gains with up to half-yearly dosing represents a potential major breakthrough and could quickly become the new standard of care.

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

As of December 31, 2016, we own a total of 58 patent families, of which 26 are currently in their priority year or international phase and we own several granted patents in the United States (15), Europe (5), Australia (11), Canada (5), China (6), Israel (5), New Zealand (3), Japan (6), Mexico (8), Singapore (3), Russia (3) and South Africa (9) and have approximately 210 pending national/regional applications in a total of 19 jurisdictions (excluding the member states of the European Patent Convention in which our European patents were validated).

So far none of our granted patents has been subject to opposition proceedings, appeals or similar actions aiming at revoking or restricting the scope of a granted patent.

The patent portfolios for the fields containing our most advanced product candidates as of December 31, 2016 are summarized below and the expected expiration dates included in the summary below do not give effect to patent term extensions that may be available.

TransCon hGH

Our patent portfolio related to TransCon hGH includes six patent families relating to different aspects of TransCon hGH and an additional seven patent familes covering various aspects of the auto-injector device for administration of TransCon hGH. The first of these patent families is a composition of matter patent family directed to the particular stoichiometry of TransCon hGH and a related TransCon carrier. As of December 31, 2016, this patent family included patents granted in Europe and the United States and a patent application in Europe. We expect any patents granted in this patent family to expire in October 2024.

The second of these patent families is a composition of matter patent family directed to a TransCon linker used in TransCon hGH. As of December 31, 2016, this patent family included patents granted in the United States, Australia, Canada, Japan and Mexico and included patent applications in Europe, the United States, Brazil and Canada. We expect any patents granted in this patent family to expire in March 2025.

The third of these patent families is a composition of matter patent family directed to a broad class of TransCon hGH lead candidate structures. As of December 31, 2016, this patent family included patents granted in the United States, Europe, Australia, Canada, China, Israel, Mexico, Russia and South Africa and included patent applications in Europe, the United States, Brazil, Canada, India, Japan, Mexico and Russia. We expect any patents granted in this patent family to expire in April 2029.

The fourth of these patent families is a composition of matter patent family directed to specific dry pharmaceutical compositions comprising TransCon hGH. As of December 31, 2016, this patent family included patents granted in the United States, Australia, Mexico, Singapore and South Africa and included patent applications in Europe, the United States, Brazil, Canada, China, Israel and India. We expect any patents granted in this patent family to expire in December 2030.

The fifth of these patent families is a composition of matter patent family directed to a broad class of TransCon hGH lead candidate structures. As of December 31, 2016, this patent family consists of an international patent application. We expect any patents granted in this patent family to expire in November 2035.

The sixth of these patent families is directed to a particular dosage regiment for long-acting growth hormone formulations. As of December 31, 2016, this patent family consists of an international patent application. We expect any patents granted in this patent family to expire in November 2035.

TransCon PTH

Our patent portfolio related to TransCon PTH includes five patent families relating to different aspects of TransCon PTH. The first of these patent families is a composition of matter patent family directed to the TransCon linker used in TransCon PTH. As of December 31, 2016, this patent family included granted patents in the United States, Australia, Canada, China, Israel, Japan, Mexico and South Africa and included patent applications in Europe, the United States, the United Arab Emirates, Brazil, Mexico and Russia. We expect any patents granted in this family to expire in January 2029.

The second of these patent families is a composition of matter patent family directed to a broad class of TransCon PTH candidate structures. As of December 31, 2016, this patent family was in its priority year. We expect any patents granted in this patent family to expire in February 2037.

The third and fourth of these patent families are method of treatment patent families directed to a particular dosage regimen. As of December 31, 2016, these patent families were in their priority year. We expect any patents granted in this patent family to expire in September 2037.

The fifth of these patent families is a composition of matter family directed to PTH compounds exhibiting a beneficial pharmacokinetic profile. As of December 31, 2016, these patent families were in their priority year. We expect any patents granted in this patent family to expire in September 2037.

TransCon CNP

Our patent portfolio related to TransCon CNP includes nine patent families relating to different aspects of TransCon CNP. The first of these patent families is a composition of matter patent family directed to the particular stoichiometry of TransCon hGH and a related TransCon carrier. As of December 31, 2016, this patent family included patents granted in Europe and the United States and a patent application in Europe. We expect any patents granted in this patent family to expire in October 2024.

The second of these patent families is a composition of matter patent family directed to the TransCon linker used in TransCon CNP. As of December 31, 2016, this patent family included granted patetns in the United States, Australia, Canada, China, Israel, Japan, Mexico and South Africa and included patent applications in Europe, the United States, the United Arab Emirates, Brazil, Mexico and Russia. We expect any patents granted in this family to expire in January 2029.

The third of these patent families is a composition of matter patent family directed to a broad class of TransCon CNP candidate structures. As of December 31, 2016, this patent family consists of an international patent application. We expect any patents granted in this patent family to expire in November 2036.

The fourth to the ninth patent family are composition of matter patent families directed various CNP compounds having beneficial properties. As of December 31, 2016, these patent families were in their priority years. We expect any patents granted in this patent family to expire in January 2037.

TransCon Treprostinil

Our patent portfolio related to TransCon Treprostinil currently includes three patent families. The first patent family is a composition of matter patent family directed to the TransCon Treprostinil product concept. As of December 31, 2016, this patent family included granted patents in Australia and South Africa and patent applications in Europe, the United States, Brazil, Canada, China, Israel, India, Japan, South Korea, Mexico and Singapore. We expect any patents granted in this patent family to expire in August 2032.

The second patent family is also a composition of matter patent family directed to the lead candidate structure including the actual product structure. As of December 31, 2014, this patent family included a granted patent in Australia and patent applications in Europe, the United States, Brazil, Canada, China, Israel, India, Japan, South Korea, Mexico, Singapore and South Africa. We expect any patents granted in this patent family to expire in August 2032.

The third patent family is also a composition of matter patent family directed to an alternative TransCon Treprostinil product concept. As of December 31, 2016, this patent family was in its priority year.

Field of Diabetes

In the field of diabetes, our patent portfolio related to TransCon product candidates under development with our collaboration partner, Sanofi, include four product-specific patent families previously sold to Sanofi and four technology-patent families owned by us and out-licensed to Sanofi. The first patent family owned by us is referred to as our AP006 patent family and this patent family is a composition of matter patent family broadly directed to one of our TransCon linkers. This patent family relates to our TransCon technologies and product candidates in the diabetes and ocular fields, among others. As of December 31, 2016, this patent family included patents granted in the United States, Australia, Canada, China, Israel, Japan, Mexico and South Africa and included patent applications in Europe, the United States, the United Arab Emirates, Brazil, India, Mexico and Russia. We expect any patents granted in this patent family to expire in January 2029.

The second patent family owned by us is referred to as our AP003 patent family and this patent family is a combination of a composition of matter and a process patent family directed to particular TransCon hydrogels. This patent family relates to our TransCon technologies and product candidates in the diabetes field. As of December 31, 2016, this patent family included two patents granted in the United States and included patent applications in Europe and the United States. We expect any patents granted in this patent family to expire in October 2024.

The third patent family is a composition of matter patent family also directed to a PEG-based hydrogel comprising certain backbone and crosslinker structures. As of December 31, 2016, this patent family included patents granted in Australia, China, Japan, Mexico, Malaysia, New Zealand, Russia, Singapore and South Africa, and included patent applications in Europe, the United States, Brazil, Canada, Indonesia, Israel, India, South Korea, and Thailand. We expect any patents granted in this patent family to expire in July 2030.

The fourth patent family owned by us is referred to as our AP019 patent family and this patent family is a process patent family directed to the sterilization of TransCon hydrogels. As of December 31, 2016, this patent family included patents granted in the United States, Australia, Canada, China, Israel, Japan, Mexico, Malaysia, New Zealand, Russia, Singapore and South Africa, and included patent applications in Europe, Brazil, Indonesia, India, South Korea and Thailand. We expect any patents granted in this patent family to expire in October 2030.

Ocular Field

Our patent portfolio related to our work in the ocular field includes three patent families, one of which is our AP006 patent family which is described above and two product-related patent families, one of which is exclusively out-licensed to our collaboration partner, Genentech. Other than the AP006 patent family described above, our patent families related to our work in the ocular fields are described in this section below.

The first patent family is a composition of matter patent family directed to the general concept of using hydrogel prodrugs for the treatment of ocular diseases. As of December 31, 2016, this patent family included one granted patent in South Africa and included patent applications in Europe, the United States, Australia, Brazil, Canada, China, Israel, Japan, South Korea, Mexico, Malaysia, New Zealand, Russia and Singapore. We expect any patents granted in this patent family to expire in October 2032.

The second patent family, which is exclusively out-licensed to Genentech, is a composition of matter patent family directed to a broad class of TransCon prodrugs of vascular endothelial growth factor neutralizing drugs. As of December 31, 2016, this patent family included one granted patent in South Africa and included patent applications in Europe, the United States, Australia, Brazil, Canada, China, Israel, Japan, South Korea, Mexico, Malaysia, New Zealand, Russia and Singapore. We expect any patents granted in this patent family to expire in October 2033.

TransCon Technology

Our patent portfolio also includes patents and patent applications generally relating to our TransCon technology, including TransCon linkers, TransCon carriers and certain soluble conjugates. We own an aggregate of ten patent families relating to TransCon linkers, the material components of which are described above. We own an aggregate of seven patent families relating to TransCon carriers, the material components of which are described above. Finally, we own a composition of matter patent family that is directed to soluble conjugates in which one drug molecule is connected to one TransCon carrier molecule. As of December 31, 2016, this patent family included patents in Europe and the United States and patent applications in Europe. We expect any patents granted in this patent family to expire in October 2024.

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

We are developing an auto-injector with Medicom Innovation Partner A/S to facilitate the administration of TransCon hGH by end-users. We anticipate the EMA, the FDA and other similar regulatory authorities will require a separate approval of our auto-injector that is in addition to the approval we are seeking for the drug component of TransCon hGH. Typically, the FDA’s Office of Combination Products assigns a combination product to a specific Agency Center as the lead reviewer after an applicant submits a Request for a Designation. The FDA determines which Center will lead a product’s review based upon the product’s primary mode of action. Depending on the type of combination product, its approval, clearance or licensure may usually be obtained through the submission of a single marketing application. However, the FDA sometimes will require separate marketing applications for individual constituent parts of the combination product which may require additional time, effort, and information. Even when a single marketing application is required for a combination product, such as an NDA for the a combination pharmaceutical and device product, both the FDA’s Center for Drug Evaluation and Research and the FDA’s Center for Devices and Radiological Health may participate in the review. An applicant will also need to discuss with the Agency how to apply certain premarket requirements and post-marketing regulatory requirements, including conduct of clinical trials, adverse event reporting and good manufacturing practices, to their combination product.

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

After evaluating the NDA and all related information, including the advisory committee recommendation, if any, and inspection reports regarding the manufacturing facilities and clinical trial sites, the FDA may issue an approval letter, or, in some cases, a complete response letter. A complete response letter generally contains a statement of specific conditions that must be met to secure final approval of the NDA and may require additional clinical or preclinical testing in order for the FDA to reconsider the application. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval. If and when those conditions have been met to the FDA’s satisfaction, the FDA will typically issue an approval letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications.

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

Other Healthcare Laws

In addition to FDA restrictions on marketing of pharmaceutical products, other U.S. federal and state healthcare regulatory laws restrict business practices in the biopharmaceutical industry, which include, but are not limited to, state and federal anti-kickback, false claims, data privacy and security, and physician payment and drug pricing transparency laws.

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

Additionally, the intent standard under the Anti-Kickback Statute was amended by the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010, collectively the Affordable Care Act, to a stricter standard such that a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it to have committed a violation. In addition, the Affordable Care Act codified case law that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act. The majority of states also have anti-kickback laws, which establish similar prohibitions and in some cases may apply to items or services reimbursed by any third-party payor, including commercial insurers.

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

The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, created new federal criminal statutes that prohibit, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Like the Anti-Kickback Statute, the Affordable Care Act broadened the reach of certain criminal healthcare fraud statutes created under HIPAA by amending the intent requirement such that a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it to have committed a violation.

In addition, there has been a recent trend of increased federal and state regulation of payments made to physicians and other healthcare providers. The Affordable Care Act imposed, among other things, new annual reporting requirements for covered manufacturers for certain payments and “transfers of value” provided to physicians and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. Failure to submit timely, accurately and completely the required information for all payments, transfers of value and ownership or investment interests may result in civil monetary penalties of up to an aggregate of $165,786 per year and up to an aggregate of $1,105,241 per year for “knowing failures.” Covered manufacturers must submit reports by the 90th day of each subsequent calendar year. In addition, certain states require implementation of commercial compliance programs and compliance with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, impose restrictions on marketing practices, and/or tracking and reporting of marketing expenditures and pricing information as well as gifts, compensation and other remuneration or items of value provided to physicians and other healthcare professionals and entities.

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

Healthcare Reform

A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Government authorities and other third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medical products. For example, in March 2010, the Affordable Care Act was enacted, which, among other things, increased the minimum Medicaid rebates owed by most manufacturers under the Medicaid Drug Rebate Program, addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected, extended the Medicaid Drug Rebate Program to utilization of prescriptions of individuals enrolled in Medicaid managed care plans, imposed mandatory discounts for certain Medicare Part D beneficiaries, subjected drug manufacturers to new annual fees based on pharmaceutical companies’ share of sales to federal healthcare programs and imposed an annual excise tax of 2.3% on any entity that manufactures or imports medical devices.

On August 2, 2011, the Budget Control Act of 2011 created measures for spending reductions by Congress. These measures include aggregate reductions of Medicare payments to providers of 2% per fiscal year, which went into effect on April 1, 2013 and will stay in effect through 2025 unless additional Congressional action is taken. On January 2, 2013, the American Taxpayer Relief Act was signed into law, which, among other things, further reduced Medicare payments to several providers, including hospitals, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. Recently there has also been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed bills designed to, among other things, reform government program reimbursement methodologies.

We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our products once approved or additional pricing pressures.

C.	Organizational Structure

Certain of our operations are conducted through our following wholly-owned subsidiaries: Ascendis Pharma GmbH (Germany), Ascendis Pharma, Inc. (Delaware, United States), Ascendis Pharma, Ophthalmology Division A/S (Denmark), Ascendis Pharma, Endocrinology Division A/S (Denmark), Ascendis Pharma Bone Diseases A/S (Denmark) and Ascendis Pharma Growth Disorders A/S (Denmark). These subsidiaries are also set forth in Exhibit 8.1 to this annual report.

D.	Property, Plant and Equipment

In January 2016, we moved our headquarters to Tuborg Boulevard 5, DK-2900 Hellerup, Denmark, where we lease approximately 1,328 square meters of office space. The lease commenced on December 1, 2015 and can be terminated at the earliest on (1) November 30, 2022 by our option, and (2) November 30, 2028 by the landlord’s option. The lease provides for an annual base rent of approximately DKK 2,205,100, or €296,608 (based on the exchange rate reported by the European Central Bank on December 31, 2016). We maintain a research facility in Heidelberg, Germany, where we lease 1,495 square meters of office and laboratory space. The lease for our Heidelberg facility expires January 31, 2019. We have also leased in Palo Alto, California (1) 170 square meters of office space pursuant to a lease that expires May 30, 2018 and (2) 465 square meters of office space pursuant to a lease that expires March 15, 2021, which may be extended at our option for three years subject to certain conditions. We believe that our existing facilities are adequate for our near-term needs. We believe that suitable additional or alternative space would be available if required in the future on commercially reasonable terms.

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

Overview

We are a biopharmaceutical company applying our TransCon technology to develop a pipeline of sustained release prodrug therapies with best-in-class profiles to address large markets with significant unmet medical needs. We have created a portfolio of potential best-in-class rare disease product candidates to address unmet medical needs by applying TransCon technology to parent drugs with clinical proof-of-concept. We are developing our most advanced product candidate, TransCon hGH, for once-weekly administration to treat growth hormone deficiency, or GHD, and other indications. In August 2016, we initiated a pivotal global Phase 3 study of TransCon hGH, the heiGHt Trial, in children with GHD. In 2015, we successfully completed a Phase 2 study of TransCon hGH to evaluate the safety and efficacy of once-weekly TransCon hGH in 53 treatment-naïve, pre-pubertal children with GHD.

We are also using our TransCon technology platform to develop TransCon PTH for hypoparathyroidism, a rare endocrine disorder of calcium and phosphate metabolism. We are currently conducting toxicology studies to support an IND, and expect to file an IND or equivalent regulatory filing in another country for TransCon PTH in the second quarter of 2017. We believe our TransCon PTH may solve significant unmet medical needs, and provide patients suffering from hypoparathyroidism with a more physiological parathyroid hormone replacement therapy than currently approved drugs.

We are also developing TransCon CNP for the treatment of achondroplasia, the most common form of dwarfism. Currently there are no therapies for achondroplasia approved by the U.S. Food and Drug Administration, or FDA. TransCon CNP is based on our TransCon technology platform and C-type natriuretic peptide, a therapeutic target with extensive preclinical data. We are currently expanding our manufacturing capabilities to support IND-enabling toxicology studies, and we expect to file an IND or equivalent regulatory filing in another country in the fourth quarter of 2017.

Outside rare endocrine disorders, we have developed a pipeline of sustained release prodrug product candidates, such as TransCon Ranibizumab in the field of ophthalmology, for which we partnered with Genentech, TransCon Peptides for the treatment of diabetes, for which we partnered with Sanofi, and TransCon Treprostinil, which demonstrated promising pharmacokinetics in a Phase 1 study in healthy adult volunteers completed in 2015.

We commenced operations in December 2007 in connection with the acquisition of the company that invented our TransCon technology, Complex Biosystems GmbH. Since we commenced operations in 2007, we have devoted substantially all of our efforts to developing our product candidates, including conducting preclinical studies and clinical trials and providing general and administrative support for these operations. We do not have any approved products and have never generated any revenue from product sales. On February 2, 2015, we sold 6,900,000 American Depositary Shares (“ADSs”), each representing one ordinary share, nominal value DKK 1 per share, in our initial public offering (“IPO”) at a price of $18.00 per ADS, for aggregate gross proceeds to us of $124.2 million, equivalent to €109.8 million at the date of closing. On October 24, 2016, we completed the sale of an aggregate of 6,315,789 ADSs and on November 2, 2016, we completed the additional sale of an aggregate of 861,878 ADSs pursuant to a partial exercise of the underwriters’ option to purchase additional ADSs in the October offering. Aggregate gross proceeds from the offering were $136.4 million, equivalent to approximately €124.9 million at the dates of closing.

We had a net loss of €68.5 million for the year ended December 31, 2016 compared to a net loss of €32.9 million for the year ended December 31, 2015, and a net loss of €9.7 million for the year ended December 31, 2014. Our total equity was €176.6 million as of December 31, 2016 compared to €120.3 million as of December 31, 2015. We have not generated royalties or revenues from product sales, and do not expect to generate royalties or revenues from product sales prior to regulatory approval of any of our product candidates.

We believe that at some point in the future we will need substantial additional capital to support our operating activities and adequate funding may not be available to us on acceptable terms, or at all.

We anticipate that our expenses will increase substantially in the future as we:

•	pursue our ongoing and planned clinical development of TransCon hGH for the treatment of pediatric GHD;

•	pursue planned clinical development of TransCon PTH for the treatment of hypoparathyroidism and TransCon CNP for the treatment of achondroplasia;

•	continue to invest in our TransCon technology, including our intellectual property, our lab, clinical and commercial scale manufacturing capabilities and our methods and know-how;

•	hire additional personnel, particularly in our research and development, clinical supply and quality control groups;

•	add operational, financial and management information systems and related finance and compliance personnel; and

•	continue to operate as a public company.

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

In addition to the revenue that we have generated from our collaborations, we also generate revenue for services performed on feasibility studies for potential partners to evaluate if our TransCon technology enables certain advantages for their product candidates of interest. Such feasibility studies are often structured as short-term agreements with fixed fees for the work that we perform, which are recognized as earned.

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

Government grants are recognized when there is reasonable assurance that the conditions underlying the grant have been met and that the grant will be received. We did not receive any government grants in 2016, 2015 or 2014. Government grants to cover research and development costs incurred are recognized as a reduction of research and development costs proportionally over the periods during which the related research and development expenses are incurred.

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

For the year ended December 31, 2016, we incurred direct and indirect research and development costs of €41.6 million and €24.4 million, respectively, compared to €26.5 million and €14.0 million for the year ended December 31, 2015 and €9.3 million and €10.4 million, respectively, for the year ended December 31, 2014.

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

Results of Operations

Comparison of the years ended December 31, 2016, 2015 and 2014:

	Year Ended December 31,
	2016	2015	2014
	(EUR’000)	(EUR’000)	(EUR’000)
Revenue	4,606	8,118	13,983
Research and development costs	(66,022)	(40,528)	(19,698)
General and administrative expenses	(11,504)	(9,415)	(6,274)

Operating profit / (loss)	(72,920)	(41,825)	(11,989)

Finance income	7,300	11,048	1,877
Finance expenses	(3,112)	(2,797)	(228)

Profit / (loss) before tax	(68,732)	(33,574)	(10,340)

Tax on profit / (loss) for the year	227	652	682

Net profit / (loss) for the year	(68,505)	(32,922)	(9,658)

Revenue

The following table summarizes our revenue for the years ended December 31, 2016, 2015 and 2014:

	Year Ended December 31,
	2016	2015	2014
	(EUR’000)	(EUR’000)	(EUR’000)
Revenue from the rendering of services	1,628	3,192	6,074
License income	2,978	4,926	7,909

Total revenue	4,606	8,118	13,983

Revenue for the year ended December 31, 2016 was €4.6 million, a decrease of €3.5 million, or 43%, compared to €8.1 million for the year ended December 31, 2015. This change was primarily driven by a decrease of €2.7 million in revenue from our collaboration with Genentech, caused by an extension of the period over which the license income will be recognized and fewer services rendered by us. Revenue from our collaboration with Sanofi decreased by €0.5 million due to fewer services rendered by us and revenue from other agreements decreased by €0.3 million compared to the same period in 2015.

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

As of December 31, 2016, we had deferred income of €0.1 million arising from collaboration agreements compared to €3.1 million and €7.9 million as of December 31, 2015 and 2014, respectively. This deferred income will be recognized as revenue as we and our collaboration partners advance the projects that are subject to our collaborations.

Research and Development Costs

Research and development costs were €66.0 million for the year ended December 31, 2016, an increase of €25.5 million, or 63%, compared to €40.5 million for the year ended December 31, 2015. This change was primarily attributable to an increase of €10.2 million in external costs associated with our TransCon hGH manufacturing and preparation of our Phase 3 heiGHt study, and continued development of the auto-injector we are developing to facilitate the administration of TransCon hGH by patients. External costs related to TransCon Treprostinil project decreased by €1.8 million following completion of our Phase 1 study in April 2015. External costs to TransCon PTH and TransCon CNP increased by €3.7 million and €3.1 million, respectively, reflecting the progress of development in these new projects, and costs to other projects decreased by €0.2 million. Personnel costs increased by €8.9 million and travel costs increased by €0.6 million, primarily due to an increase in the number of employees in research and development functions. General costs, such as rent and facility costs, insurances and consultancy services increased by €1.0 million. Research and development costs included non-cash share-based payment of €3.7 million for the year ended December 31, 2016, compared to €0.7 million for the year ended December 31, 2015.

Research and development costs were €40.5 million for the year ended December 31, 2015, an increase of €20.8 million, or 106%, compared to €19.7 million for the year ended December 31, 2014. This change was primarily attributable to an increase of €16.6 million in external costs associated with our Phase 2 TransCon hGH pediatric study, manufacturing costs and preparation for our Phase 3 study, and continued development of our auto-injector. External costs associated with our other proprietary product candidates increased by €1.7 million, primarily related to our TransCon Treprostinil project, which we assumed after termination of our collaboration with United Therapeutics in 2014. Personnel costs increased by €1.2 million and recruiting costs increased by €0.7 million due to an increase in the number of employees in research and development functions. General costs such as rent and facility costs, supplies, and consultancy services allocated to research and development increased by €0.6 million. Research and development costs included non-cash share-based payment of €0.7 million for the year ended December 31, 2015, compared to €0.3 million for the year ended December 31, 2014.

General and Administrative Expenses

General and administrative expenses were €11.5 million for the year ended December 31, 2016, an increase of €2.1 million, or 22%, compared to €9.4 million for the year ended December 31, 2015. Personnel costs increased by €3.3 million due to an increase in the number of employees in general and administrative functions, whereas consultancy costs decreased by €1.1 million. Our overhead expenses are allocated to general and administrative and research and development functions based on the proportion of general and administrative to research and development employees. General costs such as rent and facility costs, supplies and insurances decreased by €0.1 million. General and administrative expenses included non-cash share-based payment of €3.6 million for the year ended December 31, 2016, compared to €1.0 million for the year ended December 31, 2015.

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

Finance Income and Finance Expenses

Finance income decreased by €3.7 million to 7.3 million for the year ended December 31, 2016 compared to €11.0 million for the year ended December 31, 2015. Finance expenses increased by €0.3 million to €3.1 million for the year ended December 31, 2016 compared to €2.8 million for the year ended December 31, 2015. On a net basis, net finance income was €4.2 million for the year ended December 31, 2016, a net decrease of €4.1 million compared to net finance income of €8.3 million for the year ended December 31, 2015. The decrease is due to significant positive exchange rate fluctuations primarily between the U.S. Dollar and euro in the year ended December 31, 2015, whereas the net gain from exchange rate fluctuations in the year ended December 31, 2016 were more modest. During the year ended December 31, 2016, the U.S. Dollar strengthened against the Euro, and we recognized an unrealized exchange rate gain of €4.1 million, primarily on our cash position in U.S. Dollars. We seek to minimize our exchange rate risk by maintaining cash positions in the currencies in which we expect to incur the majority of our future expenses and we make payments from those positions.

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

Tax on Profit / (Loss) for the Year

Tax for the year ended December 31, 2016 was a net tax benefit of €0.2 million, compared to a net tax benefit of €0.7 million for the year ended December 31, 2015. Under Danish tax legislation, tax losses may be partly refunded by the tax authorities to the extent such tax losses arise from research and development activities. For the year ended December 31, 2016, the jointly taxed Danish entities had a tax loss, and accordingly, were entitled to a tax refund of approximately €0.7 million. The tax for the year ended December 31, 2016 further comprised tax provisions of €0.4 million and €0.1 million related to our subsidiaries in Germany and in the United States, respectively.

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

At December 31, 2016, 2015 and 2014, we had net deferred tax assets of €27.5 million, €14.1 million, and €7.0 million, respectively, which were not recognized in the consolidated statement of financial position due to uncertainties relating to the future utilization. The increase in the unrecognized deferred tax asset can primarily be attributed to an increase in tax losses carried forward partly offset by a decrease in the tax value of deferred income. The deferred tax asset can be carried forward without timing limitations. For tax losses carried forward, certain limitations exist for amounts to be utilized each year.

Quantitative and Qualitative Disclosures about Market Risk

Our activities primarily expose us to the financial risks of changes in foreign currency exchange rates and interest rates. We do not enter into derivative financial instruments to manage our exposure to such risks.

Foreign Currency Risk

We are exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the U.S. dollar, the British Pound and the Danish Krone. Our functional currency is the Euro, but we have received payments in U.S. dollars under our collaborations. Further, the proceeds from our Series D financing in November 2014, our IPO in February 2015 and our follow-on offering in October and November 2016 were in U.S. dollars. We seek to minimize our exchange rate risk by maintaining cash positions in the currencies in which we expect to incur the majority of our future expenses and we make payments from those reserves. As required under IFRS, we perform an analysis and report on our foreign currency exposure on an annual basis. At December 31, 2016, the carrying amount of our foreign currency denominated monetary assets and liabilities was €118.3 million, and we held $126.9 million denominated in U.S. dollars, primarily related to the proceeds from the follow-on offering completed in November 2016.

A sensitivity analysis of our exposure to USD based on outstanding foreign currency denominated monetary items as of December 31, 2016 shows that a strengthening of USD against EUR by 10% would increase net profit or loss and equity by €11.9 million. A 10% weakening of USD against EUR would decrease net profit or loss and equity by a similar amount.

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

Interest Rate Risk

As we have no interest-bearing debt to third parties, our exposure to interest rate risk primarily relates to the interest rates for our positions of cash, cash equivalents and marketable securities. Our future interest income from interest-bearing bank deposits and short-term investments may fall short of expectations due to changes in interest rates. We do not consider the effects of interest rate fluctuations to be a material risk to our financial position. Accordingly, no interest sensitivity analysis has been presented.

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

Liquidity Risk

We manage our liquidity risk by maintaining adequate cash reserves and banking facilities, and by continuously monitoring our cash forecasts and actual cash flows, and by matching the maturity profiles of financial assets and liabilities. Based on our current operating plan, we believe that our existing cash and cash equivalents as of December 31, 2016 are sufficient to meet our projected cash requirements for at least the 12 months from the date of this annual report.

Critical Accounting Policies and Estimates

Our consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB. A description of our accounting policies is provided in the Accounting Policies section of the audited consolidated financial statements as of and for the years ended December 31, 2016, 2015 and 2014 included elsewhere in this annual report. In the application of our accounting policies, we are required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. In some instances, we could have reasonably used different accounting estimates, and in other instances changes in the accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ significantly from the estimates we have made. To the extent that there are material differences between these estimates and actual results, our future financial statement presentation, financial conditions, results of operations and cash flows will be affected.

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

We recognize compensation costs related to these warrants based on the estimated fair value of the awards on the date of grant, net of estimated forfeitures. We estimate the grant date fair value, and the resulting share-based payment expense, using the Black-Scholes option-pricing model. The grant date fair value of the share-based awards is generally recognized on an accelerated basis over the requisite service period, i.e. each tranche of a warrant grant is treated separately for expense recognition purposes. Accordingly, each warrant grant is treated in up to 48 tranches, which are each recognized over the expected useful life of that particular tranche. Because our company’s warrants vest on a monthly basis over periods up to 48 months, a higher percentage of total expense is recognized in the initial years after the grant date. Share-based payment expense was €7.3 million, €1.7 million and €1.3 million for the years ended December 31, 2016, 2015 and 2014, respectively.

The Black-Scholes option-pricing model requires the use of highly subjective assumptions which determine the fair value of share-based awards. These assumptions include:

•	Expected Lifetime—The expected lifetime of each individual warrant tranche represents the period that share-based awards are expected to be outstanding. Warrants granted before November 2014 may be exercised during two exercise periods that run for 21 days from and including the day after the publication of (i) the annual report notification – or, if such notification is not published – the annual report and (ii) our interim report (six-month report). For one specific grant in 2014, warrants may be exercised in four annual exercise periods that run for 21 days following the day of publication of (i) our interim report (three-month report); (ii) the annual report notification – or if such notification is not published – the annual report; (iii) our interim report (six-month report); and (iv) our interim report (nine-month report). For warrants granted on or after December 18, 2015, there are four annual exercise periods; each exercise period begins two full trading days after the publication of the public release of our earnings data of a fiscal quarter and continues until the end of the second-to-last trading day in which quarter the relevant earnings release is published. For the outstanding warrants, we estimated the expected lifetime based on the weighted average of the time from grant date to date the warrants become exercisable and from grant date to expiry of the warrants, also considering the periods during which the warrants may be exercised.

•	Expected Volatility—While we were a privately held company until February 2015, without any trading history for our ordinary shares, the expected volatility was estimated based on the average volatility for comparable publicly traded biopharmaceutical companies measured over a period equal to the expected lifetimes of the individual warrant tranches. When selecting comparable publicly traded biopharmaceutical companies on which we based our expected share price volatility, we selected companies with comparable characteristics to us, including enterprise value, risk profiles, position within the industry, and with historical share price information sufficient to measure volatility over the expected lifetime of the share-based awards. The historical volatility data was computed using the daily closing prices for the selected companies’ shares. We will continue to apply this process until a sufficient amount of historical information regarding the volatility of our own share price becomes available.

•	Risk-Free Interest Rate—The risk-free interest rate is based on the Danish government bond effective interest rate in effect at the time of grant with the same lifetime as the warrants.

•	Expected Dividend—We have never paid dividends on our ordinary shares and have no plans to pay dividends on our ordinary shares or ADSs. Therefore, we provided for no payment of dividends in the Black-Scholes option pricing model.

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

Under all methods, we allocated the enterprise value to our preference and ordinary shares and warrants based on rights and entitlements of these instruments. We then applied a discount for lack of marketability of our ordinary shares as our securities were not freely transferable, commensurate with the estimated timing and prospects of liquidity, and applied estimated probabilities of each contemplated scenario to determine the aggregate per-share value of our ordinary shares.

For valuations after the completion of our initial public offering, our board of directors determine the fair value of our ordinary shares based on the closing price of the ADSs as reported on the date of grant.

The intrinsic value of all outstanding warrants as of December 31, 2016 was €21.7 million based on the market price of our ADSs of $20.24.

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

Impairment of Goodwill

As required under IFRS, we perform an impairment test of goodwill on an annual basis, or more frequently to the extent indicators of impairment exist. For the years ended December 31, 2016, 2015 and 2014, the recoverable amount of goodwill has been determined based on fair value less cost to sell. For the years ended December 31, 2016 and 2015, we determined the fair value of goodwill based on the market price of our ADSs and the total outstanding number of shares. For the year ended December 31, 2014, we determined the fair value of goodwill after taking into account the results of a third party valuation as of a corresponding consolidated statement of financial position date. The valuation methodologies we applied were based on a combination of a market approach, an option pricing method and a probability weighted expected return method. No indicators of impairment were identified as of December 31, 2016.

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

Under the probability weighted expected return method, the values of the various equity securities were estimated based upon an analysis of future values, assuming various future outcomes. Share value was based upon the probability-weighted present value of expected future investment returns, considering each of the possible future outcomes available, as well as the rights of each share class.

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

B.	Liquidity and Capital Resources

As of December 31, 2016, we had cash and cash equivalents totaling €180.3 million. We have funded our operations primarily through issuance of our preference shares, ordinary shares and convertible debt securities and payments to us under our collaboration agreements. Our expenditures are primarily related to research and development activities and general and administrative activities to support research and development. We do not have any debt to third parties.

On February 2, 2015, we announced the closing of our initial public offering, with net proceeds of $111.5 million (or approximately €101.4 million at such date) after deducting underwriting discounts, commissions and offering expenses. On October 24, 2016, we completed our follow-on public offering of ADSs, with net proceeds of $111.7 million (or €102.6 million), after deducting underwriters’ commissions and offering expenses payable by us. On November 2, 2016, we completed the partial exercise of the underwriters’ option to purchase additional ADSs, with net proceeds of $15.4 million (or €14.0 million) after deducting underwriters’ commissions and offering expenses payable by us. Based on our current operating plan, we believe that our existing cash and cash equivalents as of December 31, 2016 will be sufficient to meet our projected cash requirements for at least 12 months from the date of this annual report. However, our operating plan may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned. Our future funding requirements will depend on many factors, including, but not limited to:

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

Since our inception, as of December 31, 2016, we have funded our operations through the sale of €312.5 million of our preference shares, ordinary shares and convertible debt securities, including our IPO, follow-on offering and exercise of warrants, and we have received aggregate gross proceeds of approximately €74.9 million from collaboration partners for up-front technology licensing fees, assignment of certain intellectual property rights and for services rendered under those agreements.

The following table summarizes our cash flows for the years ended December 31, 2016, 2015 and 2014:

	Year Ended December 31,
	2016	2015	2014
	(EUR’000)	(EUR’000)	(EUR’000)
Cash flows from/(used in) operating activities	(60,179)	(43,466)	(18,403)
Cash flows used in investing activities	(672)	(1,039)	(405)
Cash flows from/(used in) financing activities	117,462	105,742	47,907

Net increase in cash and cash equivalents	56,611	61,237	29,099

Cash flows from/(used in) Operating Activities

Cash flows used in operating activities for the year ended December 31, 2016 was €60.2 million compared to €43.5 million for the year ended December 31, 2015. The net loss for the year ended December 31, 2016 was €68.5 million, which was partly offset by non-cash charges of €0.7 million for depreciation and €7.3 million for share-based payment. Further, net finance income, primarily comprising exchange rate adjustments of €4.2 million and net tax income of €0.2 million, were reversed. The net change in working capital of €4.0 million primarily comprised a €4.7 million increase in trade payables and other payables reduced by a €3.0 million decrease in deferred income. Prepayments, trade receivables and deposits contributed positively to the cash flow by a total of €2.6 million, partly offset by an increase in other receivables of €0.3 million. We received income taxes of €0.6 million and net interest income of €0.1 million for the year ended December 31, 2016.

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

Cash Flows used in Investing Activities

Cash flows used in investing activities for the year ended December 31, 2016 of €0.7 million was related to the acquisition of property, plant and equipment, primarily for use in the laboratories of our German facility.

Cash flows used in investing activities for the year ended December 31, 2015 of €1.0 million was related to the acquisition of property, plant and equipment, primarily for use in the laboratories of our German facility and new office space in Denmark and in the United States.

Cash flows used in investing activities for the year ended December 31, 2014 of €0.4 million were solely related to the acquisition of property, plant and equipment, primarily for use in the laboratories of our German facility.

Cash Flows from / (used in) Financing Activities

Cash flows from financing activities for the year ended December 31, 2016 of €117.5 million were related to our follow on offering completed in November 2016 in which we raised net proceeds of €116.6 million, and warrant exercises in April, May, September and December 2016 in which we received €0.9 million.

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

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2016:

	Payments Due by Period
Contractual Obligations:	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years	Total
	(EUR’000)
Operating Lease Obligations(1)	1,608	2,635	1,674	428	6,345

Total contractual obligations	1,608	2,635	1,674	428	6,345

(1)	Operating Lease Obligations primarily comprise leased offices in Denmark and the United States, and leased offices and laboratories in Germany.

G.	Safe harbor

See “Forward Looking Statements”.

Item 6	Directors, Senior Management and Employees

A.	Directors and Senior Management

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

Members of Our Board of Directors, Executive Board and Senior Management

Board of Directors

The following table sets forth information with respect to each of our current board members and their respective ages as of December 31, 2016. Our board of directors is divided into two classes for purposes of election. One class is elected at each annual meeting of shareholders to serve for a two-year term. Our board of directors currently consists of eight members. All board members are eligible for re-election once their term expires.

The business address of our board members is our registered office address at Tuborg Boulevard 5, DK-2900 Hellerup, Denmark.

Name of Board Member	Age	Position(s)	Term Expires
Michael Wolff Jensen, L.L.M.	45	Chairman and Senior Vice President, General Counsel	2017
Albert Cha, M.D., Ph.D.	44	Board Member	2018
James I. Healy, M.D., Ph.D.	51	Board Member	2017
Jan Møller Mikkelsen	57	President, Chief Executive Officer, Board Member and Executive Director	2017
Martin Olin	47	Board Member	2018
Jonathan T. Silverstein, J.D.	49	Board Member	2018
Rafaèle Tordjman, M.D., Ph.D.	47	Board Member	2017
Birgitte Volck, M.D., Ph.D.	54	Board Member	2018

The following is a brief summary of the business experience of our non-employee board members.

Albert Cha, M.D., Ph.D. has served as a member of our board of directors since November 2014. In 2000, Dr. Cha joined Vivo Capital, a healthcare investment firm, where he has served in various positions, most recently as a managing partner. Dr. Cha currently serves as a member of the board of directors of several privately held biotechnology and medical device companies. In addition, Dr. Cha has previously served as a member of the board of directors of Aclaris Therapeutics, a publicly traded dermatology company; AirXpanders, a publicly traded women’s health medical device company; BioForm Medical, Inc., a publicly traded medical aesthetics company; Carbylan Therapeutics, a publicly traded orthopedics company; and ProNAi Therapeutics, a publicly traded oncology company. Dr. Cha holds a B.S. and an M.S. from Stanford University and an M.D. and a Ph.D. from the University of California at Los Angeles.

James I. Healy, M.D., Ph.D. has served as a member of our board of directors since November 2014. Dr. Healy has been a General Partner of Sofinnova Ventures, a venture capital firm, since June 2000. Prior to June 2000, Dr. Healy held various positions at Sanderling Ventures, Bayer Healthcare Pharmaceuticals (as successor to Miles Laboratories) and ISTA Pharmaceuticals, Inc. Dr. Healy is currently on the board of directors of Auris Medical Holding AG, Coherus BioSciences, Inc., Edge Therapeutics, Inc., natera, Inc., ObsEva SA and several private companies. Previously, he served as a board member of Amarin Corporation, Hyperion Therapeutics, Inc., InterMune, Inc., Anthera Pharmaceuticals, Inc., Durata Therapeutics, Inc., CoTherix, Inc., Movetis NV and several private companies. Dr. Healy is currently a Director on the Board of the National Venture Capital Association (NVCA) and the Board of the Biotechnology Industry Organization (BIO). In 2011, Dr. Healy won the IBF Risk Innovator Award and was named as one of the industry’s top leading Life Science investors in 2013 by Forbes Magazine. Dr. Healy holds an M.D. and a Ph.D. in Immunology from Stanford University School of Medicine and holds a B.A. in Molecular Biology and a B.A. in Scandinavian Studies from the University of California, Berkeley.

Martin Olin has served as a member of our board of directors since June 2014. Since September 2016, Mr. Olin has served as a director and Chief Executive Officer of Symphogen A/S, a privately held biotechnology company, and from March 2012 to September 2016, Mr. Olin served as the Chief Financial Officer of Symphogen. Prior to his positions with Symphogen, Mr. Olin served as an Investment Director of SLS Invest ApS, a venture capital firm specializing in life sciences companies from January 2009 to March 2012. Prior to SLS Invest, Mr. Olin served as a Senior Partner of Scandinavian Life Science Venture, a life-science focused venture capital company later acquired by SLS Invest. Mr. Olin holds a B.Sc. in Business and Administration from Vestsjaellands Business School, an M.Sc. in Auditing and Business Administration from Copenhagen Business School and an Executive M.B.A. from Scandinavian International Management Institute.

Jonathan T. Silverstein, J.D. has served as a member of our board of directors since November 2014. Mr. Silverstein has been a member of OrbiMed Advisors LLC, an asset management firm solely focused in healthcare, since 1999. Prior to OrbiMed, Mr. Silverstein was a director of life sciences in the investment banking department at Sumitomo Bank, a financial services company. Since August 2012, July 2008, Mr. Silverstein has served as a director of Glaukos Corporation, a medical technology company and since 2013, he has served as a director of Audentes Therapeutics, LLC, a biotechnology company, where he is currently Chairman. Mr. Silverstein has served as a member of the board of directors of a number of private companies. Mr. Silverstein currently serves as a member of the board of directors of a number of private companies. From 2012 to 2016, Mr. Silverstein was a director of Intercept Pharmaceuticals, Inc. From 2010 to July 2014, Mr. Silverstein was a director of Relypsa, Inc. From 2008 until 2011, Mr. Silverstein was a director of NxStage Medical, Inc. From 2006 until 2008, Mr. Silverstein was a director of Insulet, Inc. From 2004 until 2007, Mr. Silverstein was a director of Avanir Pharmaceuticals, Inc. Mr. Silverstein has a B.A. in economics from Denison University and a J.D. and M.B.A. from the University of San Diego.

Rafaèle Tordjman, M.D., Ph.D. has served as a member of our board of directors since December 2007. Dr. Tordjman joined the French venture capital firm Sofinnova Partners in 2001 and is a Managing Partner specializing in life sciences investments. Dr. Tordjman is currently on the board of publicly-traded traded companies Lysogene SA and ObsEva SA. Dr. Tordjman has also served on the boards of directors at several life sciences companies including DBV Technologies SA, a French publicly traded company specializing in allergy therapies, and Flexion Therapeutics, Inc., a publicly traded company specializing in clinical-stage pharmaceuticals. Previously, Dr. Tordjman was a research scientist at the Institut National de la Santé et de la Recherche Médicale (INSERM) in Cochin Hospital, Paris, France. Dr. Tordjman has also practiced as a medical doctor, specializing in clinical hematology and internal medicine. Dr. Tordjman received an M.D. and completed a fellowship in hematology and internal medicine at the Paris University Hospitals. She received a Ph.D. in hematopoiesis and angiogenesis from and completed a post-doctoral fellowship in immunology, at the University of Paris VII.

Birgitte Volck, M.D, Ph.D., has served as a member of our board of directors since May 2016. Dr. Volck has served as head of Research and Development, Rare Diseases for GlaxoSmithKline plc since June 2016. From August 2012 to 2016, Dr. Volck served as the Chief Medical Officer and Senior Vice President of Development at Swedish Orphan Biovitrum AB, a biopharmaceutical company. From 2007 to July 2012, Dr. Volck held various positions at Amgen Inc., a biopharmaceutical company, including Executive Development Director, Bone, Neuroscience & Inflammation. Prior to Amgen, from 2004 to 2007, Dr. Volck served as Nordic Medical Director and Project Director at Genzyme A/S, a biotechnology company. From 2001 to 2004, Dr. Volck served as Head of Clinical Development and Medical Affairs at Pharmexa, a biotechnology company. Dr. Volck received her M.D. and Ph.D. degrees from Copenhagen University, Denmark.

Senior Management and Executive Board

The following table sets forth information with respect to each of the members of our senior management, their respective ages and their positions as of December 31, 2016. In addition to serving as members of our senior management, Mr. Mikkelsen and Mr. Smith currently serve as the members of our executive board. The business address of these members of our senior management is our registered office address at Tuborg Boulevard 5, DK-2900 Hellerup, Denmark.

Name	Age	Position(s)
Jan Møller Mikkelsen	57	President, Chief Executive Officer, Board Member and Executive Director
Flemming Steen Jensen	55	Senior Vice President, Product Supply
Michael Wolff Jensen, L.L.M.	45	Chairman and Senior Vice President, General Counsel
Jonathan Leff, M.D.	59	Senior Vice President, Chief Medical Officer
Grethe Rasmussen, Ph.D.	54	Senior Vice President, Product Development
Peter Rasmussen	48	Vice President, Finance and Principal Accounting Officer
Dr. Harald Rau	46	Senior Vice President, Chief Scientific Officer
Scott T. Smith	43	Senior Vice President, Chief Financial Officer
Lotte Sønderbjerg	55	Senior Vice President, Chief Administrative Officer
Kennett Sprogøe, Ph.D.	38	Senior Vice President, Product Innovation

The following is a brief summary of the business experience of our senior management and executive board.

Jan Møller Mikkelsen founded Ascendis Pharma and has served as our President and Chief Executive Officer and as a member of our board of directors since December 2007. From 2002 to 2006, Mr. Mikkelsen served as President and Chief Executive Officer of LifeCycle Pharma A/S, now traded under the name Veloxis Pharmaceuticals A/S, a publicly traded biotechnology company. From 2000 to 2002, Mr. Mikkelsen was President of the Pharmaceutical Division of Maxygen, Inc. Prior to that, Mr. Mikkelsen co-founded ProFound Pharma A/S, a biopharmaceutical company that was later acquired by Maxygen, Inc., and at ProFound, he served as Co-Chief Executive Officer from 1999 to 2000. From 1988 to 1999, Mr. Mikkelsen held various positions at Novo Nordisk A/S, a global healthcare company, including Vice President of Protein Discovery. Mr. Mikkelsen currently serves as a member of the advisory board of Inspirion Delivery Technologies, a specialty pharmaceutical company. Mr. Mikkelsen received a Cand. Scient. degree in Biochemistry from the University of Odense, Denmark, and pursued his post-doctoral research at Children’s Hospital in Oakland, CA.

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

Michael Wolff Jensen, L.L.M. has served as Chairman of our board of directors since January 2008 and as our Senior Vice President, General Counsel since June 2013. In addition, Mr. Jensen served as our Acting Chief Financial Officer from May 2008 to June 2013. From October 2010 to June 2013, Mr. Jensen served as Senior Legal Advisor and Head of Partnerships (France) for the renewable business division of Dong Energy A/S, the Danish State-owned utility company. Prior to Ascendis Pharma, Mr. Jensen served as Executive Vice President & Chief Financial Officer of Veloxis Pharmaceuticals A/S, a publicly traded biotechnology company, from 2003 to 2008. Prior to joining Veloxis, Mr. Jensen served as Senior Vice President & Chief Financial Officer of Genmab A/S, a publicly traded biotechnology company from 2000 to 2003. Mr. Jensen also currently serves as Chairman of the board of directors of two biotechnology companies; one publicly traded, Eurocine Vaccines AB, and one privately held. Mr. Jensen was also elected as chairman of a Danish private sports manufacturing goods company in November 2016. Mr. Jensen received an L.L.M. degree from the University of Copenhagen.

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

Peter Rasmussen has served as our Vice President, Finance and Principal Accounting Officer since March 2014 and served as our Principal Financial Officer from February 2016 to August 2016. Prior to joining Ascendis Pharma, Mr. Rasmussen worked as a financial consultant for Ascendis Pharma from October 2013 to March 2014. From June 2008 to August 2012, Mr. Rasmussen served as the Chief Financial Officer of AdvanDx, Inc., a privately held medical device company. From 2007 to 2008, prior to AdvanDx, Mr. Rasmussen served as Head of Finance at Veloxis Pharmaceuticals A/S. Mr. Rasmussen is a state-authorized public accountant in Denmark and received an M.Sc. in Business Economics and Auditing from Copenhagen Business School.

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

Scott T. Smith has served as our Senior Vice President and Chief Financial Officer since August 2016. Previously, Mr. Smith served as Director of the Healthcare Investment Banking Group at Wedbush Securities (an investment bank), from 2012 to 2016, where he led the healthcare team, and, from 2009 to 2012, Mr. Smith served as a Managing Director at Wedbush. Prior to joining Wedbush, Mr. Smith served as a Director in the Global Healthcare Investment Banking Group at Merrill Lynch where he began his career in 1995. He has also worked in sales, marketing and strategy roles for various companies, including start-ups and a Fortune Global 500 company. Mr. Smith received his M.B.A. from the Stanford University Graduate School of Business and his B.A. in Economics/Accounting-Physics from Claremont McKenna College.

Lotte Sønderbjerg has served as our Senior Vice President, Chief Administrative Officer since December 2007. Mrs. Sønderbjerg is also Managing Director of Ascendis Pharma GmbH. Prior to joining Ascendis Pharma, Ms. Sønderbjerg served as Senior Director of Human Resources and as Finance Director at Veloxis Pharmaceuticals A/S from 2003 to 2007. Prior to joining Veloxis Pharmaceuticals A/S, Ms. Sønderbjerg served as Senior Director of Finance and Human Resources at Acadia Pharmaceuticals Inc., a publicly traded biotechnology company from 1996 to 2003. Prior to her career in biotech, Ms. Sønderbjerg was the Executive Secretary for the CEO and Board of Directors of Novo Nordisk A/S. Ms. Sønderbjerg received a Masters of Arts in International Business Communications from University of Aarhus.

Kennett Sprogøe, Ph.D. has held positions of increasing responsibility at Ascendis Pharma since December 2007, including serving as our Senior Vice President, Product Innovation since January 2016, our Vice President, Product Innovation from June 2014 to December 2015 and our Director, Portfolio Development from November 2012 to May 2014. Prior to joining Ascendis Pharma, Dr. Sprogøe conducted research at the University of Copenhagen, where he applied novel hyphenated screening technologies to expedite discovery of drug leads from natural sources. Dr. Sprogøe holds a Ph.D. in Natural Products Chemistry from the University of Copenhagen and a M.Sc. in Pharmacy from the Danish University of Pharmaceutical Sciences.

B.	Compensation

Compensation of Members of Our Board of Directors and Senior Management

During 2016, Dr. Cha received board fees in the amount of €35,280 for his membership on our board and €3,920 for his tenure on the remuneration committee, Dr. Healy received €31,360 for his membership on our board and €13,720 for his tenure on the nominating and corporate governance committee and the audit committee, Mr. Silverstein received €39,200 for his membership on our board and €11,760 for his tenure on the nominating and corporate governance committee and the audit committee, Dr. Tordjman received €31,360 for her membership on our board and €11,760 for her tenure on the remuneration committee and nominating and corporate governance committee, Mr. Olin received €31,360 for his membership on our board and €15,680 for his tenure on the audit committee and the remuneration committee, and Ms. Volck received €22,788 for her membership on our board, which amounts were prorated for the length of her service on the board in 2016. Neither Messrs. Michael Wolff Jensen nor Mikkelsen received any compensation in respect of their service on the board. Their compensation under our senior management compensation program is described below.

On June 9, 2016, Dr. Volck was granted 35,000 warrants with an exercise price per share of $13.59 (€11.9810) and an expiration date on June 9, 2026. On December 14, 2016, Dr. Cha, Dr. Healy, Mr. Silverstein, Dr. Tordjman, Mr. Olin and Dr. Volck were each granted 15,000 warrants, in each case with an exercise price per share of $20.67 (€19.4194) and an expiration date on December 14, 2026. The aggregate grant date fair value of the warrants granted to our board members in 2016 for their services as board members was €1,125,122.

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

The aggregate compensation paid to our senior management who were employed by our company during 2016, consisting of Messrs. Jan Møller Mikkelsen, Scott T. Smith, Michael Wolff Jensen, Peter Rasmussen, and Flemming Steen Jensen, Ms. Sønderbjerg and Drs. Sprogøe, Grethe Rasmussen, Leff and Rau, for the fiscal year ended December 31, 2016 was approximately €9.1 million. This amount consists of: (i) short-term employee benefits including salary and other in-kind benefits of approximately €2.9 million, (ii) bonuses of €1.6 million, (iii) share-based payments of approximately €4.6 million, and (iv) post-employment benefits of €3,000. Share-based payments reflect the 2016 expenses of warrants granted in or before 2016. During 2016, the board made the following warrant grants to members of our senior management who were employed by our company during 2016:

Name	Grant Date	Awards Granted	Award Exercise Price(s)	Award Expiration Date
Jan Møller Mikkelsen	December 14, 2016	180,000	$20.67 (€19.4194)	December 14, 2026
Scott T. Smith	August 9, 2016	120,000	$14.50 (€13.0889)	August 9, 2026
	December 14, 2016	45,000	$20.67 (€19.4194)	December 14, 2026
Michael Wolff Jensen	December 14, 2016	45,000	$20.67 (€19.4194)	December 14, 2026
Harald Rau	December 14, 2016	45,000	$20.67 (€19.4194)	December 14, 2026
Jonathan Leff	March 15, 2016	120,000	$18.14 (€16.3291)	March 15, 2026
	December 14, 2016	45,000	$20.67 (€19.4194)	December 14, 2026
Lotte Sønderbjerg	December 14, 2016	45,000	$20.67 (€19.4194)	December 14, 2026
Grethe Rasmussen	December 14, 2016	45,000	$20.67 (€19.4194)	December 14, 2026
Flemming Steen Jensen	December 14, 2016	45,000	$20.67 (€19.4194)	December 14, 2026
Kennett Sprogøe	December 14, 2016	45,000	$20.67 (€19.4194)	December 14, 2026
Peter Rasmussen	December 14, 2016	10,000	$20.67 (€19.4194)	December 14, 2026

The total amount set aside or accrued by us to provide pension, retirement or similar benefits for the members of our board of directors and members of senior management for the year ended December 31, 2016 was €0.

Senior Management Agreements

We have entered into employment or service agreements with our senior management. The employment agreement with Mr. Mikkelsen contains a termination notice period of six months for a termination by Mr. Mikkelsen and 12 months for a termination by us. It also provides that during the 12-month period following a change of control (“change in control period”), we may only terminate Mr. Mikkelsen’s employment with 18 months notice. In addition, if during the change in control period, the position and responsibilities of Mr. Mikkelsen are changed (excluding insignificant changes), Mr. Mikkelsen will be entitled to regard his employment as having been terminated by us with 12 months notice.

The agreements with Messrs. Michael Wolff Jensen and Flemming Steen Jensen, Ms. Sønderbjerg and Dr. Grethe Rasmussen contain a termination notice period of three months for a termination by the employee and six months for a termination by us (except that in the case of Ms. Sønderbjerg and Dr. Grethe Rasmussen, the notice period may be no less than the notice required pursuant to the rules of the Danish Salaried Employees Act with the addition of two months). The agreement with Mr. Peter Rasmussen contains a termination notice period of one month for a termination by the employee and three months for a termination by us (except that the notice period may be no less than the notice required pursuant to the rules of the Danish Salaried Employees Act). The agreement with Dr. Rau contains a termination notice period of six months for a termination by the employee or by us (other than in the case of a termination for good cause which does not require notice). The agreement with Dr. Sprogøe contains a termination notice period of one month for a termination by the employee and six months for a termination by us. The agreements with certain of the foregoing senior management contain post-termination non-competition covenants that generally may last for a period of 12 months post-termination and entitle the executives to their base salary, or portion thereof, during the period.

The agreements with Mr. Smith and Dr. Leff provide that their employment is at-will and may be terminated by either the executive or us at any time; however, the agreements provide that in the event the executive is terminated by us without “cause” or he resigns for “good reason” (each, as defined in the agreements), he will be eligible to receive six months of continued base salary and continued healthcare coverage for up to six months following his termination. In addition, in the event of the executive’s termination due to disability, he will be eligible to receive continued base salary and healthcare coverage for 120 days following termination, and in the event of his death, we will pay his estate a lump sum amount equal to three months of his base salary.

We had entered into an employment agreement with Dr. Martin Auster (our former Chief Business Officer) which provided that in the event of nonrenewal of the employment agreement, a termination without cause by us or a termination for good reason by the employee, Dr. Auster will be entitled to six months continued salary and benefits. In connection with his termination of employment on August 31, 2016, we entered into a separation agreement with him, pursuant to which he received eight months of base salary, payable in a lump sum, and payment or reimbursement of continued healthcare premiums for up to eight months following termination.

Warrant Incentive Program

Our employees, consultants, advisors and board members are eligible to participate in our warrant incentive program. Warrants have been issued by the general meeting or by our board of directors pursuant to valid authorizations in our articles of association and the terms and conditions have, in accordance with the Danish Companies Act, been incorporated in our articles of association as in effect from time to time. Each warrant grants the holder the right to subscribe for one ordinary share against cash payment of the exercise price. The exercise price is determined by our board of directors and historically has not been less than the estimated fair value of our ordinary shares on the date of grant. Our board of directors is authorized to issue an additional 2,774,592 warrants in the period ending December 31, 2019; however, warrants cannot be issued to the extent that outstanding and non-exercised warrants issued under that authorization are equal to 20% or more of our Company’s registered share capital.

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

Vested warrants may be exercised during certain exercise periods each year. For 965,799 outstanding warrants, there are two annual exercise periods that continue for 21 days from and including the day after the publication of (i) the annual report notification—or if such notification is not published—the annual report and (ii) our interim report (six-month report). For these warrants, the last exercise period is 21 days from and including the day after the publication of our interim report for the first half of 2023. For 509,318 outstanding warrants granted in connection with our preference D financing, there are four annual exercise periods that continue for 21 days following the day of publication of (i) our interim report (three-month report); (ii) the annual report notification—or if such notification is not published—the annual report; (iii) our interim report (six-month report); and (iv) our interim report (nine-month report). For these warrants, the last exercise period is 21 days following the publication of our interim report (nine-month report) in 2023. For 2,216,648 outstanding warrants granted on or after December 18, 2015, there are four annual exercise periods; each exercise period begins two full trading days after the publication of the public release of our earnings data of a fiscal quarter and continues until the end of the second-to-last trading day in which quarter the relevant earnings release is published. The warrants granted on or after December 18, 2015 expire ten years after the grant date.

The table below sets forth information regarding outstanding warrants held by those members of our board of directors and senior management who assuming the exercise of warrants beneficially own 1% or more of our total outstanding ordinary shares as of March 1, 2017.

Name	Grant Date	Awards granted and outstanding	Awards granted and outstanding, but unvested as of April 30, 2017	Award Exercise Price(s)	Award Expiration Date
Jan Møller Mikkelsen	December 3, 2012	319,372	—	€7.9962	21 days following our interim report (six-month report) in 2023
	November 26, 2014	191,624	75,852	€6.4775	21 days following our interim report (nine-month report) in 2023
	December 18, 2015	220,000	146,667	€15.6750	December 18, 2025
	December 14, 2016	180,000	165,000	€19.4194	December 14, 2026
James I. Healy, M.D., Ph.D.	December 18, 2015	35,000	23,334	€15.6750	December 18, 2025
	December 14, 2016	15,000	12,500	€19.4194	December 14, 2026
Jonathan T. Silverstein, J.D	December 18, 2015	35,000	23,334	€15.6750	December 18, 2025
	December 14, 2016	15,000	12,500	€19.4194	December 14, 2026
Rafaèle Tordjman, M.D., Ph.D.	December 18, 2015	35,000	23,334	€15.6750	December 18, 2025
	December 14, 2016	15,000	12,500	€19.4194	December 14, 2026
Albert Cha, M.D., Ph.D.	December 18, 2015	35,000	23,334	€15.6750	December 18, 2025
	December 14, 2016	15,000	12,500	€19.4194	December 14, 2026

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

The general meeting of shareholders must elect no fewer than three and no more than 10 members to our board of directors. The board of directors is classified into two classes as nearly equal in number as possible with respect to the duration of the term in which they severally hold office. Such classes consist of one class of directors (“Class I”) who were elected at the annual general meeting held in 2015 for a term expiring at the annual general meeting to be held 2017; and a second class of directors (“Class II”) who were elected at the annual general meeting held in 2016 for a term expiring at the annual general meeting to be held in 2018. The shareholders shall increase or decrease the number of directors, to ensure that the two classes shall be as nearly equal in number as possible; provided, however, that no decrease shall have the effect of shortening the term of any other director. At each annual general meeting beginning in 2016, the successors of the class of directors whose term expires at that meeting shall be elected to hold office for a term expiring at the annual general meeting held in the second year following the year of their election.

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

Director Independence

Our board of directors has undertaken a review of the independence of the directors and considered whether any director has a material relationship with us that could compromise their ability to exercise independent judgment in carrying out the responsibilities of a director. As a result of this review, our board of directors determined that Albert Cha, M.D., Ph.D., James I. Healy, M.D., Ph.D., Martin Olin, Jonathan T. Silverstein, J.D., Rafaèle Tordjman, M.D., Ph.D. and Birgitte Volck, M.D., Ph.D. representing six of our eight directors, are “independent directors” as that term is defined under the applicable rules and regulations of the SEC and the listing requirements and rules of Nasdaq. In making such determination, our board of directors considered the relationships that each non-employee director has with us and all other facts and circumstances our board of directors deemed relevant in determining the director’s independence, including the number of ordinary shares beneficially owned by the director and his or her affiliated entities (if any).

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

Remuneration Committee

Our remuneration committee consists of Albert Cha, M.D., Ph.D. (Chairman), Rafaèle Tordjman, M.D., Ph.D., and Martin Olin. Each member satisfies the independence requirements of the NASDAQ listing standards. Our remuneration committee assists our board of directors in reviewing and approving or recommending our compensation structure, including all forms of compensation relating to our board of director and the executive board. As a foreign private issuer, we are not required to have a formal written remuneration committee charter that complies with NASDAQ Rule 5605(d)(1) and, although we have adopted a remuneration committee charter, we comply with home country practices in lieu of NASDAQ Rule 5605(d)(1). Our remuneration committee is responsible for, among other things:

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

As of December 31, 2016, we employed 101 full-time employees, 41 of whom hold a Ph.D., M.D., or equivalent degrees. Of these full-time employees, 89 were engaged in research and development and 12 were engaged in general and administrative activities, including business and corporate development. None of our employees are represented by a labor union or covered under a collective bargaining agreement. We consider our employee relations to be good.

E.	Share Ownership

See “Item 7 A. Major Shareholders and Related Party Transactions – Major Shareholders.” Our employees are eligible to own shares of the company through a warrant incentive plan. For information on the plan, see “Item 6 B. Compensation—Warrant Incentive Plan.”

Item 7	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth information relating to the beneficial ownership of our shares as of March 1, 2017, by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our outstanding ordinary shares;

•	each of our board members; and

•	each member of our senior management, including members of our executive board.

The number of shares beneficially owned by each entity, person, member of our board of directors or senior management is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to subscribe for within 60 days of March 1, 2017 through the exercise of any warrants or other rights. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares owned by that person.

The percentage of shares beneficially owned is computed on the basis of 32,421,121 ordinary shares outstanding as of March 1, 2017. Ordinary shares that a person has the right to subscribe for within 60 days of March 1, 2017 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person. Additionally, a person is considered to have the right to subscribe for ordinary shares which are subject to outstanding warrants and vested within 60 days of March 1, 2017, although such warrants may only be exercised in prescribed exercise periods. Unless otherwise indicated below, the address for each beneficial owner listed is c/o Ascendis Pharma A/S, at Tuborg Boulevard 5, DK-2900 Hellerup, Denmark.

	Beneficial Ownership
Name and Address of Beneficial Owner	Number of Outstanding Shares Beneficially Owned	Number of Warrants Exercisable Within 60 Days	Number of Shares Beneficially Owned	Percentage of Beneficial Ownership
5% and Greater Shareholders
Sofinnova Capital V FCPR(1)	5,549,701	—	5,549,701	17.1%
Entities affiliated with RA Capital Management, LLC(2)	5,409,990	—	5,409,990	16.7%
OrbiMed Private Investments V, L.P.(3)	4,198,291	—	4,198,291	12.9%
Entities affiliated with FMR LLC(4)	3,152,532	—	3,152,532	9.7%
Sofinnova Venture Partners IX, L.P.(5)	2,229,514	—	2,229,514	6.9%
Entities affiliated with Vivo Capital(6)	1,766,832	—	1,766,832	5.4%
Board Members and Senior Management
Jan Møller Mikkelsen(7)	638,740	523,477	1,162,217	3.5%
Scott T. Smith(8)	—	23,750	23,750	*
Dr. Harald Rau(9)	68,740	244,268	313,008	*
Michael Wolff Jensen, L.L.M.(10)	—	110,732	110,732	*
Grethe Rasmussen, Ph.D.(11)	—	78,635	78,635	*
Lotte Sønderbjerg(12)	—	71,968	71,968	*
Peter Rasmussen(13)	—	29,132	29,132	*
Jonathan Leff, M.D. (14)	—	36,250	36,250	*
Flemming Steen Jensen(15)	—	37,083	37,083	*
Kennett Sprogøe, Ph.D.(16)	—	34,941	34,941	*
Rafaèle Tordjman, M.D., Ph.D.(17)	5,549,701	14,166	5,563,867	17.2%
Martin Olin(18)	—	28,710	28,710	*
James I. Healy, M.D., Ph.D.(19)	2,229,514	14,166	2,243,680	6.9%
Jonathan T. Silverstein, J.D.(20)	—	14,166	14,166	*
Albert Cha, M.D., Ph.D.(21)	1,766,832	14,166	1,780,998	5.5%
Birgitte Volck, M.D., Ph.D. (22)	—	9,791	9,791	*

*	Indicates beneficial ownership of less than 1% of the total outstanding ordinary shares.

(1)	Consists of an aggregate of 5,549,701 ADSs held by Sofinnova Capital V FCPR. Sofinnova Partners SAS, a French corporation and the management company of Sofinnova Capital V FCPR, may be deemed to have sole voting and investment power, and the managing partners of Sofinnova Partners SAS, Denis Lucquin, Antoine Papiernik, Rafaèle Tordjman, M.D., Ph.D. and Monique Saulnier, may be deemed to have shared voting and investment power with respect to such shares. The address of Sofinnova Capital V FCPR is Sofinnova Partners, Immeuble le Centorial, 16-18 Rue du Quatre-Septembre, 75002 Paris, France.
(2)	Consists of 5,409,990 ADSs beneficially owned by RA Capital Management, LLC (“Capital”), as reported by Amendment No. 4 to Schedule 13G filed with the SEC on February 14, 2017 by Capital and Peter Kolchinsky. Capital may be deemed a beneficial owner of the shares owned. Mr. Kolchinsky is the manager of Capital and may be deemed a beneficial owner of the shares beneficially owned by Capital. Capital and Mr. Kolchinsky have the shared power to vote and the shared power to dispose of 5,409,990 ordinary shares. Capital and Mr. Kolchinsky disclaim beneficial ownership of the shares described herein. The address of the Fund, Capital and Mr. Kolchinsky is c/o RA Capital Management, LLC, 20 Park Plaza, Suite 1200, Boston, MA 02116.
(3)	Consists of (i) 2,717,315 ADSs and 1,480,976 ordinary shares held by OrbiMed Private Investment V, LP (“OPI V”). OrbiMed Capital GP V LLC (“GP V”) is the general partner of OPI V. OrbiMed Advisors LLC (“OrbiMed Advisors”) is the managing member of GP V. Samuel D. Isaly is the managing member of and owner of a controlling interest in OrbiMed Advisors. By virtue of such relationships, GP V, OrbiMed Advisors and Mr. Isaly may be deemed to have voting and investment power with respect to the shares held by OPI V and as a result may be deemed to have beneficial ownership of such shares. Jonathan T. Silverstein, a member of OrbiMed Advisors, is a member of the Company’s board of directors. Each of GP V, OrbiMed Advisors, Mr. Isaly and Mr. Silverstein disclaims beneficial ownership of the shares held by OPI V, except to the extent of its or his pecuniary interest therein if any.
(4)	Consists of an aggregate of 3,152,532 ordinary shares and ADSs beneficially owned, or that may be deemed to be beneficially owned, by FMR LLC, certain of its affiliates and other companies as reported on Schedule 13G/A filed on February 14, 2017 by FMR LLC. Abigail P. Johnson is a Director, the Chairman and the Chief Executive Officer FMR LLC. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act (“Fidelity Funds”) advised by Fidelity Management & Research Company (“FMR Co”), a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds’ Boards of Trustees. Fidelity Management & Research Company carries out the voting of the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees. FMR LLC has its principal business office at 245 Summer Street, Boston, MA 02210.
(5)	Consists of 2,229,514 ordinary shares and ADSs held by Sofinnova Venture Partners IX, L.P. (“SVP IX”), as reported by Amendment 2 to Schedule 13D filed with the SEC on October 27, 2016 by SVP IX. Sofinnova Management IX, L.L.C. (“SM IX”), the general partner of SVP IX, may be deemed to have sole power to vote and sole power to dispose of shares directly owned by SVP IX. Dr. Michael F. Powell, Dr. James I. Healy, and Dr. Anand Mehra, the managing members of SM IX, may be deemed to have shared voting and investment power over the shares directly owned by SVP IX. Each of Drs. Powell, Healy and Mehra has disclaimed beneficial ownership over the shares held by SVP IX, except to the extent of his proportionate interest therein, if any. The address of SVP IX is c/o Sofinnova Ventures, Inc., 3000 Sand Hill Road, Bldg. 4, Suite 250, Menlo Park, California 94025.
(6)	Consists of (i) an aggregate of 1,729,147 ordinary shares and ADSs held by Vivo Ventures Fund VII, L.P. (“Vivo VII LP”) and (ii) an aggregate of 37,685 ordinary shares and ADSs held by Vivo Ventures VII Affiliates Fund, L.P. (“Vivo VII Affiliates LP”). Vivo Ventures VII, LLC is the general partner of each of Vivo VII LP and Vivo VII Affiliates LP and may be deemed to have shared power to vote and shared power to dispose of the shares directly owned by Vivo VII LP and Vivo VII Affiliates LP. The managing members of Vivo Ventures VII, LLC are Drs. Albert Cha, Edgar Engleman, Frank Kung, Chen Yu and Mr. Shan Fu and may be deemed to have shared voting and dispositive power over the shares listed herein. The address for each of Vivo VII LP and Vivo VII Affiliates LP is c/o Vivo Capital LLC, 505 Hamilton Avenue, Suite 207, Palo Alto, CA 94301.

(7)	Consists of (i) 638,740 ordinary shares held by Mr. Mikkelsen and (ii) 523,477 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of March 1, 2017 by Mr. Mikkelsen.
(8)	Consists of (i) 23,750 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of March 1, 2017 by Mr. Smith.
(9)	Consists of (i) 68,740 ADSs and ordinary shares held by Dr. Rau and (ii) 244,268 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of March 1, 2017 by Dr. Rau.
(10)	Consists of 110,732 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of March 1, 2017 by Mr. Jensen.
(11)	Consists of 78,635 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of March 1, 2017 by Dr. Rasmussen.
(12)	Consists of 71,968 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of March 1, 2017 by Ms. Sønderbjerg.
(13)	Consists of 29,132 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of March 1, 2017 by Mr. Rasmussen.
(14)	Consists of 36,250 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of March 1, 2017 by Dr. Leff.
(15)	Consists of 37,083 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of March 1, 2017 by Mr. Jensen.
(16)	Consists of 34,941 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of March 1, 2017 by Dr. Sprogøe.
(17)	Consists of (i) 14,166 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of March 1, 2017 by Dr. Tordjman and (ii) securities beneficially owned by Sofinnova Capital V FCPR as set forth in footnote 1. Dr. Tordjman disclaims beneficial ownership of the shares listed in footnote 1, except to the extent of her pecuniary interest therein.
(18)	Consists of 28,710 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of March 1, 2017 by Mr. Olin.
(19)	Consists of (i) 14,166 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of March 1, 2017 by Dr. Healy and (ii) securities beneficially owned by Sofinnova Venture Partners IX, L.P. as set forth in footnote 5. Dr. Healy disclaims beneficial ownership of the shares listed in footnote 5, except to the extent of his pecuniary interest therein.
(20)	Consists of 14,166 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of March 1, 2017 by Mr. Silverstein.
(21)	Consists of (i) 14,166 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of March 1, 2017 by Dr. Cha and (ii) securities beneficially owned by entities affiliated with Vivo Capital as set forth in footnote 6. Dr. Cha disclaims beneficial ownership of the shares listed in footnote 6, except to the extent of his pecuniary interest therein.
(22)	Consists of 9,791 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of March 1, 2017 by Dr. Volck.

Record holders

As of March 1, 2017, assuming that all of our ordinary shares represented by ADSs are held by residents of the United States, approximately 99.9% of our outstanding ordinary shares were held in the United States by seven holders of record and 0.1% of our outstanding ordinary shares were held outside of the United Stated by four holders of record. At such date, there were outstanding 28,076,195 ADSs, each representing one of our ordinary shares, and in the aggregate representing 86.6% of our outstanding ordinary shares. At such date there, were seven holders of record registered with the Bank of New York Mellon, depositary of the ADSs. The actual number of holders is greater than these numbers of record holders, and includes beneficial owners whose ADSs are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.

B.	Related Party Transactions

The following is a description of related party transactions we have entered into since January 1, 2016 with any of our board members, our senior management and the owners of more than five percent of our share capital.

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

	Per ADS
	High		Low
Year ended December 31,	$		$
2015 (from January 28, 2015 through December 31, 2015)		23.81		14.75
2016		21.79		11.92
Quarter ended
March 31, 2015 (from January 28, 2015 through March 31, 2015)		21.97		17.00
June 30, 2015		20.93		14.75
September 30, 2015		23.81		16.02
December 31, 2015		18.98		15.31
March 31, 2016		20.16		12.99
June 30, 2016		19.05		11.92
September 30, 2016		21.70		12.34
December 31, 2016		21.79		17.15
Month ended
September 30, 2016		21.70		18.50
October 31, 2016		21.79		17.15
November 30, 2016		20.96		18.74
December 31, 2016		21.72		19.21
January 31, 2017		21.94		19.60
February 28, 2017		30.27		21.07
March 2017 (through March 21, 2017)		30.57		28.05

On March 21, 2017, the last reported sale price of the ADSs on The NASDAQ Global Select Market was $28.77 per share.

B.	Plan of Distribution

Not applicable.

C.	Markets

The ADS have been listed on The NASDAQ Global Select Market under the symbol “ASND” since January 28, 2015.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

Authorizations to Our Board of Directors

As of the date of this Form 20-F, our board of directors is authorized to increase the share capital as follows:

•	Our board of directors is authorized to increase our share capital (i) by up to 7,822,333 shares without pre-emptive subscription rights for existing shareholders in connection with cash contributions, debt conversion and contributions in kind, provided, however, that the capital increases are carried out at market value and (ii) by up to 15,000,000 shares, with pre-emptive subscription rights for existing shareholders in connection with cash contributions. In any event, the aggregate capital increases that our board of directors may decide upon pursuant to these two authorizations cannot exceed 17,822,333 shares. This authorization is valid until December 31, 2019.

•	Our board of directors is authorized to issue an additional 2,726,592 warrants and to increase our share capital by up to 2,726,592 shares without pre-emptive subscription rights for existing shareholders in connection with the exercise, if any, of said warrants and to determine the terms and conditions thereof. Our board of directors cannot issue warrants pursuant to this authorization to the extent that already issued and still outstanding warrants under this authorization amount to 20% or more of our share capital. This authorization is valid until December 31, 2019.

•	Our board of directors is, without pre-emptive rights for the existing shareholders, authorized to obtain loans against issuance of convertible bonds which confer the right to subscribe up to 5,000,000 shares. The convertible bonds shall be offered at a subscription price and a conversion price that correspond in aggregate to at least the market price of the shares at the time of the decision of our board of directors. The loans shall be paid in cash and our board of directors shall determine the terms and conditions for the convertible bonds. This authorization is valid until December 31, 2019.

•	Our board of directors is authorized at one or more times to increase the Company’s share capital in favor of its employees and the employees of its subsidiaries with up to nominal DKK 500,000 without pre-emptive subscription rights for the Company’s shareholders. This authorization is valid until May 23, 2021.

If our board of directors exercises its authorizations in full, and all warrants and convertible debt instruments are exercised fully (not including already issued warrants), then our share capital will amount to 58,470,046 shares consisting of 58,470,046 shares with a nominal value of DKK 1 each.

At the extraordinary general meeting held on January 23, 2015, our shareholders authorized our board of directors to allow us to acquire up to 1,000,000 shares of our share capital as treasury shares at a price corresponding to +/-10% of the listed share price at the time of the acquisition. The authorization is valid until December 31, 2019. The authorization can be used to purchase treasury shares directly and/or to acquire ADSs. As of the date of this prospectus, we have not used this authorization.

Owners’ Register

We are obligated to maintain an owners’ register (in Danish: ejerbog). The owners’ register is maintained by Computershare A/S (Company Registration (CVR) no. 27088899), our Danish share registrar and transfer agent. It is mandatory that the owners’ register is maintained within the European Union and that it is available to public authorities.

Pursuant to the Danish Companies Act, public and private limited liability companies are required to register with the Danish Business Authority information regarding shareholders who own at least 5% of the share capital or the voting rights. Pursuant to this provision, we file registrations with the Public Owners’ Register of the Danish Business Authority. Shareholders that exceed the ownership threshold must notify us and we will subsequently file the information with the Danish Business Authority. Reporting is further required upon reaching thresholds of 10%, 15%, 20%, 25%, 33 1/3%, 50%, 66 2/3%, 90% and 100%.

Articles of Association and Danish Corporate Law

With respect to our articles of association, the following should be emphasized:

Objects Clause

Our corporate object, as set out in article 3 of our articles of association, is to develop ideas and preparations for the combating of disease medically, to manufacture and sell such preparations or ideas, to own shares of companies with the same objects and to perform activities in natural connection with these objects.

Summary of Provisions Regarding the Board of Directors and the Executive Board

Pursuant to our articles of association, our board of directors shall be elected by our shareholders at the general meeting and shall be composed of not less than three and no more than 10 members. With respect to the duration of the term which our board members severally hold office, the board of directors is classified into two classes as nearly equal in number as possible. Such classes consist of one class of directors (“Class I”) who were elected at the annual general meeting held in 2015 for a term expiring at the annual general meeting to be held 2017; and a second class of directors (“Class II”) who were elected at the annual general meeting held in 2016 for a term expiring at the annual general meeting to be held in 2018. The shareholders shall increase or decrease the number of directors, in order to ensure that the two classes shall be as nearly equal in number as possible; provided, however, that no decrease shall have the effect of shortening the term of any other director. At each annual general meeting beginning in 2016, the successors of the class of directors whose term expires at that meeting shall be elected to hold office for a term expiring at the annual general meeting held in the second year following the year of their election. Board members must retire from the board of directors at the annual general meeting following their 75th birthday. Board members are not required to own any shares of our share capital.

The board of directors shall appoint and employ an executive board consisting of one to five members to attend to our day-to-day management, and the board of directors shall determine the terms and conditions of the employment.

Voting Rights

Each shareholder is entitled to one vote for each share owned at the time of any general meeting. As compared with Danish citizens, there are no limitations under the articles of association or under Danish law on the rights of foreigners or non-Danish citizens to hold or vote our shares.

Dividend Rights

Our shareholders may at general meetings authorize the distribution of ordinary and extraordinary dividends. Our shareholders may not distribute dividends in excess of the recommendation from our board of directors and may only pay out dividends from our distributable reserves, which are defined as results from operations carried forward and reserves that are not bound by law after deduction of loss carried forward.

Our shareholders are eligible to receive any dividends declared and paid out. However, we have not to date declared or paid any dividends and we currently intend to retain all available financial resources and any earnings generated by our operations for use in the business and we do not anticipate paying any dividends in the foreseeable future. The payment of any dividends in the future will depend on a number of factors, including our future earnings, capital requirements, financial condition and future prospects, applicable restrictions on the payment of dividends under Danish law and other factors that our board of directors may consider relevant.

See “Item 10 E. Additional Information—Taxation” for a summary of certain tax consequences in respect of dividends or distributions to holders of our ordinary shares or the ADSs.

Pre-emptive Subscription Rights

Under Danish law, all shareholders have pre-emptive subscription rights in connection with capital increases that are carried out as cash contributions. An increase in share capital can be resolved by the shareholders at a general meeting or by the board of directors pursuant to an authorization given by the shareholders. In connection with an increase of a company’s share capital, the shareholders may, by resolution at a general meeting, approve deviations from the general Danish pre-emptive rights of the shareholders. Under the Danish Companies Act, such resolution must be adopted by the affirmative vote of shareholders holding at least a two-thirds majority of the votes cast and the share capital represented at the general meeting.

The board of directors may resolve to increase our share capital without pre-emptive subscription rights for existing shareholders pursuant to the authorizations set forth above under the caption “Authorizations to Our Board of Directors.”

Unless future issuances of new shares and/or pre-emptive rights are registered under the Securities Act or with any authority outside Denmark, U.S. shareholders and shareholders in jurisdictions outside Denmark may be unable to exercise their pre-emptive subscription rights.

Rights on Liquidation

Upon a liquidation or winding-up of our company, shareholders will be entitled to participate, in proportion to their respective shareholdings, in any surplus assets remaining after payment of our creditors.

Limitations on Holding of Shares

There are no limitations on the right to hold shares under the articles of association or Danish law.

Liability to Capital Calls by Us

Under our articles of association as well as the Danish Companies Act, our shareholders are not obligated to pay further amounts to us. All our shares are fully-paid.

Sinking Fund Provisions

There are no sinking fund provisions or similar obligations relating to our ordinary shares.

Disclosure Requirements

Pursuant to Section 55 of the Danish Companies Act, a shareholder is required to notify us when such shareholder’s stake represents 5% or more of the voting rights in our company or the nominal value accounts for 5% or more of the share capital, and when a change of a holding already notified entails that the limits of 5%, 10%, 15%, 20%, 25%, 50%, 90% or 100% and the limits of one-third and two-thirds of the share capital’s voting rights or nominal value are reached or are no longer reached. The notification shall be given within two weeks following the date when the limits are reached or are no longer reached.

The notification shall provide information about the full name, address or, in the case of undertakings, registered office, the number of shares and their nominal value and share classes as well as information about the basis on which the calculation of the holdings has been made. In the event that the shareholder is a non-resident company or citizen of Denmark, the notification shall include documentation, which clearly identifies the owner. The company shall cause the notification to be entered in the owners’ register.

Upon the implementation of adopted legislation in Denmark, we will be obligated to collect and store for a period of at least five years certain information regarding the beneficial owners of shares in the Company. A beneficial owner is a physical person that directly or indirectly controls a shareholder. The Company shall cause such information to be registered with the Danish Business Authority.

The legal status of the notification obligations is not fully clarified in relation to ADS holders and an ADS holder may be subject to such obligations.

General Meetings

The general meeting of shareholders is the highest authority in all matters, subject to the limitations provided by Danish law and the articles of association. The annual general meeting shall be held in the Greater Copenhagen area not later than the end of May in each year.

At the annual general meeting, the audited annual report is submitted for approval, together with the proposed appropriations of profit/treatment of loss, the election of the board of directors and election of our auditors. In addition, the board of directors reports on our activities during the past year.

General meetings are convened by the board of directors with a minimum of two weeks’ notice and a maximum of four weeks’ notice by letter, fax or by e-mail. A convening notice will also be forwarded to shareholders recorded in our owners’ register, who have requested such notification and by publication in the Danish Business Authority’s computerized information system and on the company’s website.

At the latest, two weeks before a general meeting (inclusive of the day of the general meeting), we shall make the following information and documents available on our webpage:

•	the convening notice,

•	the documents that shall be presented at the general meeting, and

•	the agenda and the complete proposals.

Shareholders are entitled to attend general meetings, either in person or by proxy, and they or their proxy may be accompanied by one advisor. A shareholder’s right to attend general meetings and to vote at general meetings is determined on the basis of the shares that the shareholder holds on the registration date. The registration date shall be one week before the general meeting is held. The shares which the individual shareholder holds are calculated on the registration date on the basis of the registration of ownership in the owners’ register as well as notifications concerning ownership which the Company has received with a view to update the ownership in the owners’ register. In addition, any shareholder who is entitled to attend a general meeting and who wishes to attend must have requested an admission card from us no later than three days in advance of the general meeting.

Any shareholder is entitled to submit proposals to be discussed at the general meetings. However, proposals by the shareholders to be considered at the annual general meeting must be submitted in writing to the board of directors not later than six weeks before the annual general meeting.

Extraordinary general meetings must be held upon resolution of an annual general meeting to hold such a meeting or upon request of the board of directors, our auditors or shareholders representing at least 1/20 of the registered share capital or such lower percentage as our articles of association may provide. Our articles of association do not state such lower percentage.

Holders of ADSs are not entitled to directly receive notices or other materials or to attend or vote at general meetings.

Resolutions in General Meetings

Resolutions made by the general meeting generally may be adopted by a simple majority of the votes cast, subject only to the mandatory provisions of the Danish Companies Act and our articles of association. Resolutions concerning all amendments to the articles of association must be passed by two-thirds of the votes cast as well as two-thirds of the share capital represented at the general meeting. Certain resolutions, which limit a shareholder’s ownership or voting rights, are subject to approval by a nine-tenth majority of the votes cast and the share capital represented at the general meeting. Decisions to impose or increase any obligations of the shareholders towards the company require unanimity.

Quorum Requirements

There are no quorum requirements generally applicable to general meetings of shareholders. To this extent, our practice varies from the requirement of Nasdaq Listing Rule 5620(c), which requires an issuer to provide in its bylaws for a generally applicable quorum, and that such quorum may not be less than one-third of the outstanding voting shares.

Squeeze Out

According to Section 70 of the Danish Companies Act, shares in a company may be redeemed in full or in part by a shareholder holding more than nine-tenths of the shares and the corresponding voting rights in the company. Furthermore, according to Section 73 of the Danish Companies Act, a minority shareholder may require a majority shareholder holding more than nine-tenths of the shares and the corresponding voting rights to redeem the minority shareholder’s shares.

Danish Rules Intended to Prevent Market Abuse

As of July 3, 2016, EU Regulation No 596/2014 on market abuse entered into force and Chapter 10 of the Danish Securities Trading Act was repealed. Pursuant to said Chapter 10, we had adopted an internal code on inside information in respect of the holding of and carrying out of transactions by our board of directors and executive officers and employees in the shares or ADSs or in financial instruments the value of which is determined by the value of the ordinary shares or ADSs, and we had drawn up a list of those persons working for us who could have access to inside information on a regular or incidental basis and had informed such persons of the rules on insider trading and market manipulation, including the sanctions which could be imposed in the event of a violation of those rules. However, said EU Regulation No 596/2014 on market abuse imposes no such requirements on us and we have therefore taken steps to abandon our previous practice.

Limitation on Liability

Under Danish law, members of the board of directors or senior management may be held liable for damages in the event that loss is caused due to their negligence. They may be held jointly and severally liable for damages to the company and to third parties for acting in violation of the articles of association and Danish law.

According to the Danish Companies Act, the general meeting is allowed to discharge our board members and members of our senior management from liability for any particular financial year based on a resolution relating to the financial statements. This discharge means that the general meeting will discharge such board members and members of our senior management from liability to us; however, the general meeting cannot discharge any claims by individual shareholders or other third parties.

Additionally, we intend to enter, or have entered, into agreements with our board members and members of our senior management, pursuant to which, subject to limited exceptions, we will agree, or have agreed, to indemnify such board members and members of senior management from civil liability, including (i) any damages or fines payable by them as a result of an act or failure to act in the exercise of their duties currently or previously performed by them; (ii) any reasonable costs of conducting a defense against a claim; and (iii) any reasonable costs of appearing in other legal proceedings in which such individuals are involved as current or former board members or members of senior management.

There is a risk that such agreement will be deemed void under Danish law, either because the agreement is deemed contrary to the rules on discharge of liability in the Danish Companies Act, as set forth above, because the agreement is deemed contrary to sections 19 and 23 of the Danish Act on Damages, which contain mandatory provisions on recourse claims between an employee (including members of our senior management) and us, or because the agreement is deemed contrary to the general provisions of the Danish Contracts Act.

In addition to such indemnification, we provide our board members and senior management with directors’ and officers’ liability insurance.

Comparison of Danish Corporate Law and Our Articles of Association and Delaware Corporate Law

The following comparison between Danish corporate law, which applies to us, and Delaware corporate law, the law under which many publicly traded companies in the United States are incorporated, discusses additional matters not otherwise described in this prospectus. This summary is subject to Danish law, including the Danish Companies Act, and Delaware corporate law, including the Delaware General Corporation Law. Further, please note that ADS holders will not be treated as our shareholders and will not have any shareholder rights.

Duties of Board Members

Denmark. Public limited liability companies in Denmark are usually subject to a two-tier governance structure with the board of directors having the ultimate responsibility for the overall supervision and strategic management of the company in question and with an executive board/management being responsible for the day-to-day operations. Each board member and member of the executive board/management is under a fiduciary duty to act in the interest of the company, but shall also take into account the interests of the creditors and the shareholders. Under Danish law, the members of the board of directors and executive management of a limited liability company are liable for losses caused by negligence whether shareholders, creditors or the company itself suffers such losses. They may also be liable for wrongful information given in the annual financial statements or any other public announcements from the company. An investor suing for damages is required to prove its claim with regard to negligence and causation. Danish courts, when assessing negligence, have been reluctant to impose liability unless the directors and officers neglected clear and specific duties. This is also the case when it comes to liability with regard to public offerings or liability with regard to any other public information issued by the company.

Delaware. The board of directors bears the ultimate responsibility for managing the business and affairs of a corporation. In discharging this function, directors of a Delaware corporation owe fiduciary duties of care and loyalty to the corporation and to its stockholders. Delaware courts have decided that the directors of a Delaware corporation are required to exercise informed business judgment in the performance of their duties. Informed business judgment means that the directors have informed themselves of all material information reasonably available to them. Delaware courts have also imposed a heightened standard of conduct upon directors of a Delaware corporation who take any action designed to defeat a threatened change in control of the corporation. In addition, under Delaware law, when the board of directors of a Delaware corporation approves the sale or break-up of a corporation, the board of directors may, in certain circumstances, have a duty to obtain the highest value reasonably available to the stockholders.

Terms of the Members of Our Board of Directors

Denmark. Under Danish law, the members of the board of directors of a limited liability company are generally appointed for an individual term of one year. There is no limit on the number of consecutive terms the board members may serve. Pursuant to our articles of association, our board members are appointed by the general meeting of shareholders for a term of two years and are divided into two classes. Election of board members is, according to our articles of association, an item that shall be included on the agenda for the annual general meeting.

At the general meeting, shareholders are entitled at all times to dismiss a board member by a simple majority vote.

It follows from Section 140 of the Danish Companies Act that in limited liability companies that have employed an average of at least 35 employees in the preceding three years, the employees are entitled to elect a minimum of two representatives and alternate members to the company’s board of directors up to one half the number of the shareholder elected directors. If the number of representatives to be elected by the employees is not a whole number, such number must be rounded up.

Our company currently employs more than an average of 35 employees and has done so since earlier this year. Consequently, if this continues, our employees will in 2018 be entitled to demand representation on our board of directors. The question will, upon request from the employees, be put to a popular vote among the employees. If more than half of the employees (regardless whether they participate in the vote) vote in favor of having representation, we must organize an election process.

Additionally, Section 141 of the Danish Companies Act allows for group representation on the board of directors of our Company, i.e. that employees of our Danish subsidiaries may demand representation on our board. However, our Danish subsidiaries do not currently have employees. The employees of Ascendis Pharma, Inc., and the employees of our other foreign subsidiary, Ascendis Pharma GmbH, may only demand representation on our board of directors provided that our general meeting adopts a resolution to that effect.

Delaware. The Delaware General Corporation Law generally provides for a one-year term for directors, but permits directorships to be divided into up to three classes, of relatively equal size, with up to three-year terms, with the years for each class expiring in different years, if permitted by the certificate of incorporation, an initial bylaw or a bylaw adopted by the stockholders. A director elected to serve a term on a “classified” board may not be removed by stockholders without cause. There is no limit in the number of terms a director may serve.

Board Member Vacancies

Denmark. Under Danish law, in the event of a vacancy, new board members are elected by the shareholders in a general meeting. Thus, a general meeting will have to be convened to fill a vacancy on the board of directors. However, the board of directors may choose to wait to fill vacancies until the next annual general meeting of the company, provided that the number of the remaining board members is more than two, and provided that the remaining board members can still constitute a quorum. It is only a statutory requirement to convene a general meeting to fill vacancies if the number of remaining members on the board is less than three.

Delaware. The Delaware General Corporation Law provides that vacancies and newly created directorships may be filled by a majority of the directors then in office (even though less than a quorum) unless (1) otherwise provided in the certificate of incorporation or bylaws of the corporation or (2) the certificate of incorporation directs that a particular class of stock is to elect such director, in which case any other directors elected by such class, or a sole remaining director elected by such class, will fill such vacancy.

Conflict-of-Interest Transactions

Denmark. Under Danish law, board members may not take part in any matter or decision-making that involves a subject or transaction in relation to which the board member has a conflict of interest with us.

Delaware. The Delaware General Corporation Law generally permits transactions involving a Delaware corporation and an interested director of that corporation if:

•	the material facts as to the director’s relationship or interest are disclosed and a majority of disinterested directors consent;

•	the material facts are disclosed as to the director’s relationship or interest and a majority of shares entitled to vote thereon consent; or

•	the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board of directors or the stockholders.

Proxy Voting by Board Members

Denmark. In the event that a board member in a Danish limited liability company is unable to participate in a board meeting, the elected alternate, if any, shall be given access to participate in the board meeting. Unless the board of directors has decided otherwise, or as otherwise is set out in the articles of association, the board member in question may grant a power of attorney to another board member, provided that this is considered safe considering the agenda in question.

Delaware. A director of a Delaware corporation may not issue a proxy representing the director’s voting rights as a director.

Shareholder Rights

Notice of Meeting

Denmark. According to the Danish Companies Act, general meetings in limited liability companies shall be convened by the board of directors with a minimum of two weeks’ notice and a maximum of four weeks’ notice as set forth in the articles of association. A convening notice shall also be forwarded to shareholders recorded in our owners’ register, who have requested such notification. There are specific requirements as to the information and documentation required to be disclosed in connection with the convening notice.

Delaware. Under Delaware law, unless otherwise provided in the certificate of incorporation or bylaws, written notice of any meeting of the stockholders must be given to each stockholder entitled to vote at the meeting not less than ten nor more than 60 days before the date of the meeting and shall specify the place, date, hour, and purpose or purposes of the meeting.

Voting Rights

Denmark. Each ordinary share confers the right to cast one vote at the general meeting of shareholders, unless the articles of association provide otherwise. Each holder of ordinary shares may cast as many votes as it holds shares. Shares that are held by us or our direct or indirect subsidiaries do not confer the right to vote.

Delaware. Under the Delaware General Corporation Law, each stockholder is entitled to one vote per share of stock, unless the certificate of incorporation provides otherwise. In addition, the certificate of incorporation may provide for cumulative voting at all elections of directors of the corporation, or at elections held under specified circumstances. Either the certificate of incorporation or the bylaws may specify the number of shares and/or the amount of other securities that must be represented at a meeting in order to constitute a quorum, but in no event can a quorum consist of less than one third of the shares entitled to vote at a meeting.

Stockholders as of the record date for the meeting are entitled to vote at the meeting, and the board of directors may fix a record date that is no more than 60 nor less than ten days before the date of the meeting, and if no record date is set then the record date is the close of business on the day next preceding the day on which notice is given, or if notice is waived then the record date is the close of business on the day next preceding the day on which the meeting is held. The determination of the stockholders of record entitled to notice or to vote at a meeting of stockholders shall apply to any adjournment of the meeting, but the board of directors may fix a new record date for the adjourned meeting.

Shareholder Proposals

Denmark. According to the Danish Companies Act, extraordinary general meetings of shareholders will be held whenever our board of directors or our appointed auditor requires. In addition, one or more shareholders representing at least 1/20th of the registered share capital of the company may, in writing, require that a general meeting be convened. If such a demand is forwarded, the board of directors shall convene the general meeting within two weeks thereafter.

All shareholders have the right to present proposals for adoption at the annual general meeting, provided that the proposals are forwarded at the latest six weeks prior thereto. In the event that the proposal is received at a later date, the board of directors will decide whether the proposal has been forwarded in due time to be included on the agenda.

Delaware. Delaware law does not specifically grant stockholders the right to bring business before an annual or special meeting of stockholders. However, if a Delaware corporation is subject to the SEC’s proxy rules, a stockholder who owns at least $2,000 in market value, or 1% of the corporation’s securities entitled to vote, may propose a matter for a vote at an annual or special meeting in accordance with those rules.

Action by Written Consent

Denmark. Under Danish law, it is permissible for shareholders to take action and pass resolutions by written consent in the event of unanimity; however, this will normally not be the case in listed companies and for a listed company, this method of adopting resolutions is generally not feasible.

Delaware. Although permitted by Delaware law, publicly listed companies do not typically permit stockholders of a corporation to take action by written consent.

Appraisal Rights

Denmark. The concept of appraisal rights does not exist under Danish law, except in connection with statutory redemptions rights according to the Danish Companies Act.

According to Section 73 of the Danish Companies Act, a minority shareholder may require a majority shareholder that holds more than 90% of the company’s registered share capital and votes to redeem his or her shares. Similarly, a majority shareholder holding more than 90% of the company’s share capital and votes may, according to Section 70 of the same act, squeeze out the minority shareholders. In the event that the parties cannot agree to the redemption squeeze out price, this shall be determined by an independent evaluator appointed by the court. Additionally, there are specific regulations in Sections 249, 267, 285 and 305 of the Danish Companies Act that require compensation in the event of national or cross-border mergers and demergers. Moreover, shareholders who vote against a cross-border merger or demerger are, according to Sections 286 and 306 of the Danish Companies Act, entitled to have their shares redeemed.

Delaware. The Delaware General Corporation Law provides for stockholder appraisal rights, or the right to demand payment in cash of the judicially determined fair value of the stockholder’s shares, in connection with certain mergers and consolidations.

Shareholder Suits

Denmark. Under Danish law, only a company itself can bring a civil action against a third party; an individual shareholder does not have the right to bring an action on behalf of a company. An individual shareholder may, in its own name, have an individual right to take action against such third party in the event that the cause for the liability of that third party also constitutes a negligent act directly against such individual shareholder.

Delaware. Under the Delaware General Corporation Law, a stockholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation. An individual also may commence a class action suit on behalf of himself and other similarly situated stockholders where the requirements for maintaining a class action under Delaware law have been met. A person may institute and maintain such a suit only if that person was a stockholder at the time of the transaction which is the subject of the suit. In addition, under Delaware case law, the plaintiff normally must be a stockholder at the time of the transaction that is the subject of the suit and throughout the duration of the derivative suit. Delaware law also requires that the derivative plaintiff make a demand on the directors of the corporation to assert the corporate claim before the suit may be prosecuted by the derivative plaintiff in court, unless such a demand would be futile.

Repurchase of Shares

Denmark. Danish limited liability companies may not subscribe for newly issued shares in their own capital. Such company may, however, according to the Danish Companies Act Sections 196-201, acquire fully paid shares of its own capital provided that the board of directors has been authorized thereto by the shareholders acting in a general meeting. Such authorization can only be given for a maximum period of five years and the authorization shall fix (i) the maximum value of the shares and (ii) the minimum and the highest amount that the company may pay for the shares. Shares may generally only be acquired using distributable reserves.

Delaware. Under the Delaware General Corporation Law, a corporation may purchase or redeem its own shares unless the capital of the corporation is impaired or the purchase or redemption would cause an impairment of the capital of the corporation. A Delaware corporation may, however, purchase or redeem out of capital any of its preferred shares or, if no preferred shares are outstanding, any of its own shares if such shares will be retired upon acquisition and the capital of the corporation will be reduced in accordance with specified limitations.

Anti-takeover Provisions

Denmark. Under Danish law, it is possible to implement limited protective anti-takeover measures. Such provisions may include, among other things, (i) different share classes with different voting rights, (ii) specific requirements to register the shares named in the company’s owners register and (iii) notification requirements concerning participation in general meetings. We have currently not adopted any such provisions.

Delaware. In addition to other aspects of Delaware law governing fiduciary duties of directors during a potential takeover, the Delaware General Corporation Law also contains a business combination statute that protects Delaware companies from hostile takeovers and from actions following the takeover by prohibiting some transactions once an acquirer has gained a significant holding in the corporation.

Section 203 of the Delaware General Corporation Law prohibits “business combinations,” including mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or a subsidiary with an interested stockholder that beneficially owns 15% or more of a corporation’s voting stock, within three years after the person becomes an interested stockholder, unless:

•	the transaction that will cause the person to become an interested stockholder is approved by the board of directors of the target prior to the transaction;

•	after the completion of the transaction in which the person becomes an interested stockholder, the interested stockholder holds at least 85% of the voting stock of the corporation not including shares owned by persons who are directors and officers of interested stockholders and shares owned by specified employee benefit plans; or

•	after the person becomes an interested stockholder, the business combination is approved by the board of directors of the corporation and holders of at least 66.67% of the outstanding voting stock, excluding shares held by the interested stockholder.

A Delaware corporation may elect not to be governed by Section 203 by a provision contained in the original certificate of incorporation of the corporation or an amendment to the original certificate of incorporation or to the bylaws of the company, which amendment must be approved by a majority of the shares entitled to vote and may not be further amended by the board of directors of the corporation. Such an amendment is not effective until 12 months following its adoption.

Inspection of Books and Records

Denmark. According to Section 150 of the Danish Companies Act, a shareholder may request an inspection of the company’s books regarding specific issues concerning the management of the company or specific annual reports. If approved by shareholders with simple majority, one or more investigators are elected. If the proposal is not approved by simple majority but 25% of the share capital votes in favor, then the shareholder can request the court to appoint an investigator.

Delaware. Under the Delaware General Corporation Law, any stockholder may inspect certain of the corporation’s books and records, for any proper purpose, during the corporation’s usual hours of business.

Pre-emptive Rights

Denmark. Under Danish law, all shareholders have pre-emptive subscription rights in connection with capital increases that are carried out as cash contributions. In connection with an increase of a company’s share capital, the shareholders may, by resolution at a general meeting, approve deviations from the general Danish pre-emptive rights of the shareholders. Under the Danish Companies Act, such resolution must be adopted by the affirmative vote of shareholders holding at least a two-thirds majority of the votes cast and the share capital represented at the general meeting.

The board of directors may resolve to increase our share capital without pre-emptive subscription rights for existing shareholders pursuant to the authorizations described above under the caption “Authorizations to Our Board of Directors.”

Unless future issuances of new shares are registered under the Securities Act or with any authority outside Denmark, U.S. shareholders and shareholders in jurisdictions outside Denmark may be unable to exercise their pre-emptive subscription rights.

Delaware. Under the Delaware General Corporation Law, stockholders have no pre-emptive rights to subscribe for additional issues of stock or to any security convertible into such stock unless, and to the extent that, such rights are expressly provided for in the certificate of incorporation.

Dividends

Denmark. Under Danish law, the distribution of ordinary and extraordinary dividends requires the approval of a company’s shareholders at a company’s general meeting. The shareholders may not distribute dividends in excess of the recommendation from the board of directors and may only pay out dividends from our distributable reserves, which are defined as results from operations carried forward and reserves that are not bound by law after deduction of loss carried forward. It is possible under Danish law to pay out interim dividends. The decision to pay out interim dividends shall be accompanied by a balance sheet, and the board of directors determine whether it will be sufficient to use the balance sheet from the annual report or if an interim balance sheet for the period from the annual report period until the interim dividend payment shall be prepared. If interim dividends are paid out later than six months following the financial year for the latest annual report, an interim balance sheet showing that there are sufficient funds shall always be prepared.

Delaware. Under the Delaware General Corporation Law, a Delaware corporation may pay dividends out of its surplus (the excess of net assets over capital), or in case there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year (provided that the amount of the capital of the corporation is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets). In determining the amount of surplus of a Delaware corporation, the assets of the corporation, including stock of subsidiaries owned by the corporation, must be valued at their fair market value as determined by the board of directors, without regard to their historical book value. Dividends may be paid in the form of shares, property or cash.

Shareholder Vote on Certain Reorganizations

Denmark. Under Danish law, all amendments to the articles of association shall be approved by the general meeting of shareholders with a minimum of two-thirds of the votes cast and two-thirds of the represented share capital. The same applies to solvent liquidations, mergers with the company as the discontinuing entity, mergers with the company as the continuing entity if shares are issued in connection therewith and demergers. Under Danish law, it is debatable whether the shareholders must approve a decision to sell all or virtually all of the company’s business/assets.

Delaware. Under the Delaware General Corporation Law, the vote of a majority of the outstanding shares of capital stock entitled to vote thereon generally is necessary to approve a merger or consolidation or the sale of all or substantially all of the assets of a corporation. The Delaware General Corporation Law permits a corporation to include in its certificate of incorporation a provision requiring for any corporate action the vote of a larger portion of the stock or of any class or series of stock than would otherwise be required.

However, under the Delaware General Corporation Law, no vote of the stockholders of a surviving corporation to a merger is needed, unless required by the certificate of incorporation, if (1) the agreement of merger does not amend in any respect the certificate of incorporation of the surviving corporation, (2) the shares of stock of the surviving corporation are not changed in the merger and (3) the number of shares of common stock of the surviving corporation into which any other shares, securities or obligations to be issued in the merger may be converted does not exceed 20% of the surviving corporation’s common stock outstanding immediately prior to the effective date of the merger. In addition, stockholders may not be entitled to vote in certain mergers with other corporations that own 90% or more of the outstanding shares of each class of stock of such corporation, but the stockholders will be entitled to appraisal rights.

Amendments to Governing Documents

Denmark. All resolutions made by the general meeting may be adopted by a simple majority of the votes, subject only to the mandatory provisions of the Danish Companies Act and the articles of association. Resolutions concerning all amendments to the articles of association must be passed by two-thirds of the votes cast as well as two-thirds of the share capital represented at the general meeting. Certain resolutions, which limit a shareholder’s ownership or voting rights, are subject to approval by a nine-tenth majority of the votes cast and the share capital represented at the general meeting. Decisions to impose any or increase any obligations of the shareholders towards the company require unanimity.

Delaware. Under the Delaware General Corporation Law, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote, and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors.

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

Danish Tax Considerations

The following discussion describes the material Danish tax consequences under present law of an investment in the ADSs (representing our ordinary shares). The summary is for general information only and does not purport to constitute exhaustive tax or legal advice. It is specifically noted that the summary does not address all possible tax consequences relating to an investment in the ADSs. The summary is based solely on the tax laws of Denmark in effect on the date of this annual report. Danish tax laws may be subject to change, possibly with retroactive effect.

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

Sale of the ADSs (Individuals)

Gains from the sale of shares are taxed as share income at a rate of 27% on the first DKK 51,700 (for cohabiting spouses, a total of DKK 103,400) and at a rate of 42% on share income exceeding DKK 51,700 (for cohabiting spouses over DKK 103,400). Such amounts are subject to annual adjustments and include all share income (i.e., all capital gains and dividends derived by the individual or cohabiting spouses, respectively).

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

Special rules apply with respect to Subsidiary Shares and Group Shares to prevent exemption through certain holding company structures just as other anti-avoidance rules may apply. These rules will not be described in further detail.

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

The withholding tax rate is 22%. A claim for repayment must be filed within two months. Otherwise, the excess tax will be offset in the corporation income tax for the year. However, the withholding rate on dividends from Tax-Exempt Portfolio Shares is as of January 1, 2016 reduced to 15.4% if certain documentation requirements are met.

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

Credit under Danish Tax Law

If the shareholder holds less than 10% of the nominal share capital (in the form of ordinary shares in the company and not on the basis of the number of the ADSs issued) of the company and the shareholder is tax resident in a state which has a double tax treaty or an international agreement, convention or other administrative agreement on assistance in tax matters according to which the competent authority in the state of the shareholder is obligated to exchange information with Denmark, dividends are subject to tax at a rate of 15%. If the shareholder is tax resident outside the European Union, it is an additional requirement for eligibility for the 15% tax rate that the shareholder together with related shareholders holds less than 10% of the nominal share capital of the company. Note that the reduced tax rate does not affect the withholding rate, why the shareholder must also in this situation claim a refund as described above to benefit from the reduced rate.

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

Credit under Danish Tax law

If the shareholder holds less than 10% of the nominal share capital (in the form of ordinary shares in the company and not on the basis of the number of the ADSs issued) in the company and the shareholder is resident in a jurisdiction which has a double taxation treaty or an international agreement, convention or other administrative agreement on assistance in tax according to which the competent authority in the state of the shareholder is obligated to exchange information with Denmark, dividends are generally subject to a tax rate of 15%. If the shareholder is tax resident outside the European Union, it is an additional requirement for eligibility for the 15% tax rate that the shareholder together with related shareholders holds less than 10% of the nominal share capital of the company. Note that the reduced tax rate does not affect the withholding rate, hence, in this situation the shareholder must also in this situation claim a refund as described above to benefit from the reduced rate.

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

The following discussion does not address all U.S. federal income tax consequences relevant to a holder’s particular circumstances or to holders subject to particular rules, including:

•	U.S. expatriates and certain former citizens or long-term residents of the United States;

•	persons subject to the alternative minimum tax;

•	persons whose functional currency is not the U.S. dollar;

•	persons holding the ADSs as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions;

•	real estate investment trusts or regulated investment companies;

•	brokers, dealers or traders in securities, commodities or currencies;

•	partnerships, S corporations, or other entities or arrangements treated as partnerships for U.S. federal income tax purposes;

•	tax-exempt organizations or governmental organizations;

•	persons who acquired the ADSs pursuant to the exercise of any employee share option or otherwise as compensation;

•	persons that own or are deemed to own 10% or more of our voting stock;

•	persons that hold their ADSs through a permanent establishment or fixed base outside the United States; and

•	persons deemed to sell the ADS under the constructive sale provisions of the Code.

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

If we are eligible for benefits under the Treaty, dividends a U.S. Holder receives from us generally will be “qualified dividend income.” If certain holding period and other requirements, including a requirement that we are not a PFIC in the year of the dividend or the immediately preceding year, are met, qualified dividend income of an individual or other non-corporate U.S. Holder generally will be subject to preferential tax rates. You should consult your tax advisor regarding the availability of these preferential tax rates under your particular circumstances.

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

Passive Foreign Investment Company

Based on the market price of the ADSs and the value and composition of our income and assets, we do not believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2016. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you we will not be a PFIC for any taxable year. A non-U.S. corporation is considered a PFIC for any taxable year if either:

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

The Bank of New York Mellon, as depositary, registers and delivers American Depositary Shares, also referred to as ADSs. Each ADS represents one ordinary share (or a right to receive one ordinary share) deposited with The Bank of New York Mellon, London Branch, or any successor, as custodian for the depositary. Each ADS also represents any other securities, cash or other property which may be held by the depositary in respect of the depositary facility. The depositary’s corporate trust office at which the ADSs are administered is located at 101 Barclay Street, New York, New York 10286. The depositary’s principal executive office is located at One Wall Street, New York, New York 10286.

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

Our chief executive officer and principal financial and accounting officers, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of December 31, 2016, have concluded that based on the evaluation of these controls and procedures required by Rule 13a-15(b) of the Exchange Act, our disclosure controls and procedures were effective.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2016. This assessment was performed under the directions and supervision of our Chief Executive Officer and our principal financial and accounting officers, and based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission.

A material weakness is a control deficiency, or a combination of control deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected. These control deficiencies could result in a misstatement of the financial statement accounts or related disclosures that would result in a material misstatement in the annual or interim consolidated financial statements that would not be prevented or detected on a timely basis. Based on management’s assessment of those criteria, management has concluded that the design and operating effectiveness of our internal control over financial reporting was effective as of December 31, 2016.

C.	Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our independent registered public accounting firm regarding our internal control over financial reporting due to an exemption provided by the JOBS Act for emerging growth companies.

D.	Changes in Internal Control over Financial Reporting

Other than the remediation of the material weaknesses identified and reported in the annual report for 2015, there has been no change in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting.

Item 16A	Audit Committee Financial Expert

Mr. Martin Olin, an independent director and a member of the Audit Committee, qualifies as an “audit committee financial expert,” as defined in Item 16A of Form 20-F and as determined by our board of directors.

Item 16B	Code of Ethics

We have adopted a code of business conduct and ethics that applies to all of our employees, members of our senior management and members of our board of directors, including those members of our senior management responsible for financial reporting. Our code of ethics is posted on our company website at: http://www.ascendispharma.com. We will disclose any substantive amendments to the code of business conduct and ethics, or any waiver of its provisions, on our website. The reference to our website does not constitute incorporation by reference of the information contained at or available through our website.

Item 16C	Principal Accountant Fees and Services

The following table sets forth, for each of the years indicated, the fees billed by our independent public accountants and the percentage of each of the fees out of the total amount billed by the accountants.

	Year ended December 31, 2016		Year ended December 31, 2015
	EUR’000%		EUR’000%
Audit Fees	615	100%	342	100%
Audit-related Fees	—	—	—	—
Tax Fees	—	—	—	—
All Other Fees	—	—	—	—

Total	615	100%	342	100%

Audit Fees are defined as the standard audit work that needs to be performed each year to issue opinions on our consolidated financial statements and to issue reports on our local statutory financial statements. Also included are services that can only be provided by our auditor, such as reviews of quarterly financial results, consents and comfort letters and any other audit services required for SEC or other regulatory filings.

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

Item 16H	Mine Safety Disclosure

Not applicable.

PART III

Item 17	Financial Statements

See “Item 18 Financial Statements.”

Item 18	Financial Statements

See the Financial Statements beginning on page F-1.

Item 19	Exhibits

The following exhibits are filed as part of this annual report:

Exhibit Number	Exhibit Description	Incorporated by Reference				Provided Herewith
		Form	Date	Number	File Number

1.1	Articles of Association, currently in effect (English translation).	6-K	3/15/2017	1.1	001-36815

2.1	Deposit Agreement dated January 27, 2015 among Ascendis Pharma A/S The Bank of New York Mellon and Owners and Holders of American Depositary Shares.	F-3	2/2/2016	4.2	333-209336

2.2	Form of American Depositary Receipt (included in Exhibit 2.1).

4.1†	Exclusive Licence Agreement dated July 31, 2013 between Ascendis Pharma Ophthalmology Division A/S, Genentech, Inc. and F. Hoffmann-La Roche Ltd.	F-1	12/18/2014	10.1	333-201050

4.2†	Patent Transfer & Exclusive Licence Agreement dated December 15, 2010 between Ascendis Pharma A/S and Sanofi Aventis Deutschland GmbH.	F-1	12/18/2014	10.2	333-201050

4.3(a)	Rental Agreement, between Technologiepark Heidelberg II GmbH & Co. KG and Ascendis Pharma GmbH (English translation).	F-1	12/18/2014	10.3(a)	333-201050

4.3(b)	Supplement No. 1 to Rental Agreement, between Technologiepark Heidelberg II GmbH & Co. KG and Ascendis Pharma GmbH (English translation).	F-1	12/18/2014	10.3(b)	333-201050

4.4(a)#	Reference is made to Exhibit 1.1.

Exhibit Number	Exhibit Description	Incorporated by Reference				Provided Herewith
		Form	Date	Number	File Number

4.4(b)#	Form of Warrant Certificate for Warrants issued prior to December 2015.	F-1	12/18/2014	10.4(b)	333-201050

4.4(c)#	Form of Warrant Certificate for Warrants issued since December 2015.	20-F	4/15/2016	4.4(c)	001-36815

4.5#	Form of Indemnification Agreement for board members and senior management.	F-1	1/16/2014	10.5	333-201050

4.6(a)	Registration Rights Agreement dated November 24, 2014 among Ascendis Pharma A/S and the investors set forth therein.	F-1	12/18/2014	10.6	333-201050

4.6(b)	First Amendment to Registration Rights Agreement dated December 11, 2015 by and among Ascendis Pharma A/S and the investors set forth therein.	6-K	12/14/2015	4.2	001-36815

4.7	Registration Rights Agreement dated December 11, 2015 by and among Ascendis Pharma A/S, Fidelity Securities Fund: Fidelity Series Small Cap Opportunities Fund—Healthcare Sub and Fidelity Stock Selector Small Cap Fund—Health Care Sub.	6-K	12/14/2015	4.1	001-36815

4.8	Lease Agreement dated September 7, 2015 between Ascendis Pharma A/S and Dades AS.	F-3	2/2/2016	10.1	001-36815

8.1	List of Subsidiaries.					X

12.1	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X

12.2	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X

13.1	Certification by Principal Executive Officer and Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					X

†	Confidential treatment has been granted for certain information contained in this Exhibit. Such information has been omitted and filed separately with the SEC.
#	Indicates senior management contract or compensatory plan.

Signatures

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Ascendis Pharma A/S

By:	/s/ Jan Møller Mikkelsen
Jan Møller Mikkelsen
President, Chief Executive Officer, Board Member and Executive Director (Principal Executive Officer)

Date: March 22, 2017

By:	/s/ Scott T. Smith
Scott T. Smith
Senior Vice President, Chief Financial Officer (Principal Financial Officer)

Date: March 22, 2017

ASCENDIS PHARMA A/S

Deloitte Statsautoriseret Revisionspartnerselskab CVR-no.33 96 35 56 Weidekampsgade 6 P.O. Box 1600 0900 Copenhagen C Denmark Phone +45 36102030 Fax +45 36102040 www.deloitte.dk

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Ascendis Pharma A/S,

Hellerup, Denmark

We have audited the accompanying consolidated statements of financial position of Ascendis Pharma A/S and subsidiaries (the “Company”) as of December 31, 2016 and December 31, 2015, and the consolidated statements of profit or loss and other comprehensive income, the consolidated statements of changes in equity, and the consolidated cash flow statements for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Ascendis Pharma A/S and subsidiaries as of December 31, 2016, and December 31, 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Deloitte Statsautoriseret Revisionspartnerselskab

Copenhagen, March 22, 2017

CVR no. 33963556

/s/ Jens Sejer Pedersen	/s/ Flemming Larsen
State-Authorised Public Accountant	State-Authorised Public Accountant

Consolidated Statements of Profit or Loss and Other Comprehensive Income for the Years Ended December 31

	Notes	2016	2015	2014
		(EUR’000)
Revenue	4	4,606	8,118	13,983
Research and development costs		(66,022)	(40,528)	(19,698)
General and administrative expenses		(11,504)	(9,415)	(6,274)

Operating profit/(loss)		(72,920)	(41,825)	(11,989)
Finance income	7	7,300	11,048	1,877
Finance expenses	7	(3,112)	(2,797)	(228)

Profit/(loss) before tax		(68,732)	(33,574)	(10,340)
Tax on profit/(loss) for the year	8	227	652	682

Net profit/(loss) for the year		(68,505)	(32,922)	(9,658)

Other comprehensive income/(loss)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations		6	(14)	(14)

Other comprehensive income/(loss) for the year, net of tax		6	(14)	(14)

Total comprehensive income/(loss) for the year, net of tax		(68,499)	(32,936)	(9,672)

Profit/(loss) for the year attributable to owners of the Company		(68,505)	(32,922)	(9,658)
Total comprehensive income/(loss) for the year attributable to owners of the Company		(68,499)	(32,936)	(9,672)

		EUR	EUR	EUR
Basic earnings/(loss) per share		(2.58)	(1.39)	(0.85)

Diluted earnings/(loss) per share		(2.58)	(1.39)	(0.85)

Number of shares used for calculation (basic)		26,564,414	23,766,783	11,406,929

Number of shares used for calculation (diluted)(1)		26,564,414	23,766,783	11,406,929

(1)	A total of 3,691,765 warrants outstanding as of December 31, 2016 (a total of 2,615,903 warrants and 2,999,824 warrants outstanding as of December 31, 2015 and 2014, respectively) can potentially dilute earnings per share in the future, but have not been included in the calculation of diluted earnings per share because they are antidilutive for the periods presented.

Consolidated Statements of Financial Position As of December 31,

	Notes	2016	2015
		(EUR’000)
Assets
Non-current assets
Intangible assets	9	3,495	3,495
Property, plant and equipment	10	2,350	2,355
Deposits		268	270

		6,113	6,120

Current assets
Trade receivables		287	1,064
Other receivables		640	338
Prepayments		1,962	3,819
Income taxes receivable	8	740	784
Cash and cash equivalents		180,329	119,649

		183,958	125,654

Total assets		190,071	131,774

Equity and liabilities
Equity
Share capital	12	4,354	3,374
Other reserves	13	13,005	5,678
Retained earnings		159,254	111,277

Total equity		176,613	120,329

Current liabilities
Trade payables and other payables		13,078	8,373
Deferred income	14	94	3,072
Income taxes payable		286	—

		13,458	11,445

Total liabilities		13,458	11,445

Total equity and liabilities		190,071	131,774

Consolidated Statements of Changes in Equity

	Share Capital	Foreign Currency Translation Reserve	Share- based Payment Reserve	Retained Earnings	Total
	(EUR’000)
Equity at January 1, 2014	1,448	(57)	2,776	2,134	6,301

Loss for the year	—	—	—	(9,658)	(9,658)
Other comprehensive loss, net of tax	—	(14)	—	—	(14)

Total comprehensive income/(loss)	—	(14)	—	(9,658)	(9,672)
Share-based payment (Note 6)	—	—	1,274	—	1,274
Capital increase	824	—	—	47,272	48,096
Cost of capital increase	—	—	—	(189)	(189)

Equity at December 31, 2014	2,272	(71)	4,050	39,559	45,810
Loss for the year	—	—	—	(32,922)	(32,922)
Other comprehensive loss, net of tax	—	(14)	—	—	(14)

Total comprehensive income/(loss)	—	(14)	—	(32,922)	(32,936)
Share-based payment (Note 6)	—	—	1,713	—	1,713
Capital increase	1,102	—	—	113,036	114,138
Cost of capital increase	—	—	—	(8,396)	(8,396)

Equity at December 31, 2015	3,374	(85)	5,763	111,277	120,329

Loss for the year	—	—	—	(68,505)	(68,505)

Other comprehensive loss, net of tax	—	6	—	—	6

Total comprehensive income/(loss)	—	6	—	(68,505)	(68,499)

Share-based payment (Note 6)	—	—	7,321	—	7,321

Capital increase	980	—	—	124,986	125,966

Cost of capital increase	—	—	—	(8,504)	(8,504)

Equity at December 31, 2016	4,354	(79)	13,084	159,254	176,613

Consolidated Cash Flow Statements for the year Ended December 31

	2016	2015	2014
	(EUR’000)
Operating activities
Net profit/(loss) for the year	(68,505)	(32,922)	(9,658)
Reversal of finance income	(7,300)	(11,048)	(1,877)
Reversal of finance expenses	3,112	2,797	228
Reversal of tax charge	(227)	(652)	(682)
Adjustments for:
Share-based payment	7,321	1,713	1,274
Depreciation and amortization	677	558	504
Changes in working capital:
Deposits	2	(130)	(108)
Trade receivables	777	228	413
Other receivables	(302)	(128)	(210)
Prepayments	1,857	(3,199)	(556)
Trade payables and other payables	4,711	3,403	2,622
Deferred income	(2,978)	(4,833)	(9,565)

Cash flows generated from/(used in) operations	(60,855)	(44,213)	(17,615)

Finance income received	123	13	182
Finance expenses paid	(5)	(6)	(171)
Income taxes received / (paid)	558	740	(799)

Cash flows from/(used in) operating activities	(60,179)	(43,466)	(18,403)

Investing activities
Acquisition of property, plant and equipment	(672)	(1,039)	(405)

Cash flows used in investing activities	(672)	(1,039)	(405)

Financing activities
Capital increase	125,966	114,138	48,096
Cost of capital increase	(8,504)	(8,396)	(189)

Cash flows from / (used in) financing activities	117,462	105,742	47,907

Increase / (decrease) in cash and cash equivalents	56,611	61,237	29,099

Cash and cash equivalents at January 1	119,649	50,167	19,430

Effect of exchange rate changes on balances held in foreign currencies	4,069	8,245	1,638

Cash and cash equivalents at December 31	180,329	119,649	50,167

Note 1—General Information

Ascendis Pharma A/S, together with its subsidiaries, is a clinical stage biopharmaceutical company utilizing its TransCon technology to address significant unmet medical needs in rare diseases by improving clinically validated parent drugs and creating therapies with potential for best-in-class efficacy, safety and/or convenience. Ascendis Pharma A/S was incorporated in 2006 and is headquartered in Hellerup, Denmark. Unless the context otherwise requires, references to the “Company,” “we,” “us” and “our” refer to Ascendis Pharma A/S and its subsidiaries.

The address of the Company’s registered office is Tuborg Boulevard 5, DK-2900 Hellerup, Denmark.

On February 2, 2015, the Company completed an initial public offering, or IPO, which resulted in the listing of American Depositary Shares, or ADSs, representing the Company’s ordinary shares, under the symbol “ASND” in the United States on The NASDAQ Global Select Market.

The Company’s Board of Directors approved these consolidated financial statements on March 22, 2017.

Note 2—Summary of Significant Accounting Policies

Basis of Preparation

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

Retrospective Effect of Bonus Share Issuance

All share and per share data in the consolidated financial statements give retrospective effect to a bonus issuance of shares in the ratio of 3:1 of the Company’s authorized, issued and outstanding ordinary and preference shares, which was effective on January 13, 2015, with the corresponding impacts on both share capital and retained earnings also retrospectively recognized. Retrospective effect has also been given with respect to the share and per share data for the Company’s warrants.

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

Collaboration agreements which contain multiple activities are only separated into individual units of accounting if they constitute a separate earnings process. If multiple activities or rights are not separable, they are combined into a single unit of accounting, and recognized over the period of continued involvement; i.e. the period where we are actively involved in development and deliver significant services to the collaboration partner. If multiple activities or rights are separable, each separate component is accounted for after considering the specific nature of the element and the underlying activities to which earnings process relates. For the three years ended December 31, 2016, 2015 and 2014, the collaboration agreements entered into by the Company did not meet the criteria for separation, and all arrangements were accounted for as a single unit of accounting. Accordingly, the up-front license payments have been recognized as revenue over the period of continued involvement. In addition, the milestone criteria and sales-based royalty thresholds have not yet been met and such thresholds are not yet considered probable, accordingly no milestone and royalty payments have been received or are expected to be received.

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

In addition to the revenue that we have generated from our collaborations, we also generate revenue for services performed on feasibility studies for potential partners to evaluate if our TransCon technology enables certain advantages for their product candidates of interest. Such feasibility studies are often structured as short-term agreements with fixed fees for the work that we perform, which are recognized as earned.

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

When computing the current tax for the year, the tax rates and tax rules enacted or substantially enacted at the balance sheet date are used. Current tax payable is based on taxable profit or loss for the year. Taxable profit or loss differs from net profit or loss as reported in the consolidated statements of profit or loss because it excludes items of income or expense that are taxable or deductible in prior or future years. It also further excludes items that are never taxable or deductible.

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

Retained earnings include the accumulated profit or loss as well as share premium comprising the amount received, attributable to shareholders’ equity, in excess of the nominal amount of the shares issued at the parent company’s capital increases, reduced by any expenses directly attributable to the capital increases.

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

•	In July 2014, IASB issued the final version of IFRS 9, “Financial Instruments”. IFRS 9 brings together the classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39, “Financial Instruments: Recognition and Measurement” and is effective for annual periods beginning on or after January 1, 2018. The standard was endorsed by the EU in 2016. We do not believe that the application of IFRS 9 in the future will have a material impact on amounts reported in respect of the Company’s financial assets and liabilities, but the final conclusion on this awaits a more detailed review of the standard.

•	In May 2014, IASB issued IFRS 15 “Revenue from Contracts with Customers”. The standard is part of the convergence project with FASB to replace IAS 18 “Revenue”. The new standard will establish a single, comprehensive framework for revenue recognition, based on a five-step model to determine when, how and at what amount revenue is to be recognized depending on whether certain criteria are met. The standard was endorsed by the EU in 2016. The initial effective date was January 1, 2017, but in September 2015, the IASB deferred the effective date to January 1, 2018. We do not believe that the application of IFRS 15 in the future will have a material impact on amounts reported in respect of the Company’s revenues, but the final conclusion on this awaits a more detailed review of the standard.

•	In January 2016, the IASB issued IFRS 16 “Leases”, which requires lessees to recognize assets and liabilities for most leases. For lessors, there is little change to the existing accounting in IAS 17 “Leases”. The standard awaits EU Endorsement. The new standard will be effective for annual periods beginning on or after January 1, 2019. We believe that the application of IFRS 16 will impact the Company’s balance sheet through recognition of assets and liabilities that would currently not be recognized under the current standard, as they are classified as operating lease arrangements.

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

We have not signed any new collaboration agreements with external partners in 2016 or 2015.

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

In total, we had €0.1 million in deferred income as of December 31, 2016 compared to €3.1 million as of December 31, 2015.

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

Warrants granted under our warrant programs vest on a monthly basis over periods of up to 48 months. Due to the graded vesting, the related expenses are recognized on an accelerated basis; i.e. each tranche of a warrant grant is treated separately for expense recognition purposes. Accordingly, each warrant grant is treated in up to 48 tranches, which are each recognized over the expected useful life of that particular tranche. In total €7.3 million was recognized as share-based payment in the consolidated financial statements for 2016 compared to €1.7 million for 2015 and €1.3 million for 2014.

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

Impairment of Goodwill

Determining whether goodwill is impaired requires an estimation of the recoverable amount, being the higher of fair value less costs of disposal or value in use, of the cash-generating units to which goodwill has been allocated. The recoverable amount of the cash-generating units is determined based on an estimation of the Company’s fair value less costs of disposal. We have determined the fair value of goodwill after taking into account the market value of our ADSs representing the enterprise value of our group enterprises as of the balance sheet date. No impairment loss has been recognized in 2016 or 2015. The carrying amount of goodwill at December 31, 2016 and 2015 was €3.5 million. See note 9 for further details.

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

Note 4—Revenue

	2016	2015	2014
	(EUR’000)
Revenue from the rendering of services	1,628	3,192	6,074
License income	2,978	4,926	7,909

Total revenue	4,606	8,118	13,983

Revenue from external customers (geographical)
USA	4,606	7,350	11,024
Germany	—	487	2,959
Switzerland	—	281	—

Total revenue	4,606	8,118	13,983

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

In the consolidated financial statements for 2016, one single customer accounts for more than 10% of total revenue. The revenue from this customer amounts to €4.6 million (100%).

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

Note 6—Staff Cost

	2016	2015	2014
	(EUR’000)
Wages and salaries	15,288	9,211	6,758
Share-based payment	7,321	1,713	1,274
Pension costs	49	42	38
Social security costs	913	697	501

Total salary expenses	23,571	11,663	8,572

Compensation to Key Management Personnel
Wages and salaries	1,449	1,397	866
Share-based payment	2,548	508	582
Social security costs	72	74	61

Total compensation to Key Management Personnel	4,069	1,979	1,509

Average number of employees	92	63	53

Share-based payment

Ascendis Pharma A/S has established warrant programs, equity-settled share-based payment transactions, as an incentive for all of our employees, members of our board of directors and select external consultants.

Warrants are granted by the Board of Directors in accordance with authorizations given to it by the shareholders of Ascendis Pharma A/S. As of December 31, 2016, 5,244,812 warrants had been granted, of which 19,580 warrants have been cancelled, 1,407,674 warrants have been exercised, 2,168 warrants have expired without being exercised, and 123,625 warrants have been forfeited. As of December 31, 2016, our board of directors was authorized to grant up to 2,774,592 additional warrants to our employees, board members and select consultants without preemptive subscription rights for the shareholders of Ascendis Pharma A/S. Each warrant carries the right to subscribe for one ordinary share of a nominal value of DKK 1. The exercise price is fixed at the fair market value of our ordinary shares at the time of grant as determined by our board of directors. The exercise prices of outstanding warrants under our warrant programs range from €6.48 to €19.42 depending on the grant dates. Vested warrants may be exercised in two or four annual exercise periods as described below. Apart from exercise prices and exercise periods, the programs are similar.

Vesting Conditions

Warrants issued during the period from 2008 to 2012 generally vested over 36 months with 1/36 of the warrants vesting per month from the date of grant. However, some of these warrants were subject to shorter vesting periods, to a minimum of 24 months. All such warrants have been exercised or have expired as of December 31, 2016.

Effective from and after December 2012, warrants granted generally vest over 48 months with 1/48 of the warrants vesting per month from the date of grant.

Effective from and after December 2016, certain warrants issued to board members vest over 24 months with 1/24 of the warrants vesting per month from the date of grant.

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

Exercise Periods

Vested warrants may be exercised during certain exercise periods each year. For 965,799 outstanding warrants, there are two annual exercise periods that continue for 21 days from and including the day after the publication of (i) the annual report notification—or if such notification is not published—the annual report and (ii) our interim report (six-month report). For these warrants, the last exercise period is 21 days from and including the day after the publication of our interim report for the first half of 2023. For 509,318 outstanding warrants granted in connection with our Preference D financing, there are four annual exercise periods that continue for 21 days following the day of publication of (i) our interim report (three-month report); (ii) the annual report notification—or if such notification is not published—the annual report; (iii) our interim report (six-month report); and (iv) our interim report (nine-month report). For these warrants, the last exercise period is 21 days following the publication of our interim report (nine-month report) in 2023. For 2,216,648 warrants granted on or after December 18, 2015, there are four annual exercise periods; each exercise period begins two full trading days after the publication of the public release of our earnings data of a fiscal quarter and continues until the end of the second-to-last trading day in which quarter the relevant earnings release is published. The warrants granted in December 2015 and later expire ten years after the grant date.

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

Warrant Activity

The following table specifies the warrant activity during the year:

	Total Warrants	Weighted Average Exercise Price EUR
Outstanding at January 1, 2014	2,124,300	5.16

Granted during the year	895,104	7.04
Exercised during the year	—	—
Forfeited during the year	(19,580)	7.91
Expired during the year	—	—

Outstanding at December 31, 2014	2,999,824	5.70

Granted during the year	1,022,908	15.68
Exercised during the year	(1,292,462)	3.34
Forfeited during the year	(112,199)	7.65
Expired during the year	(2,168)	3.06

Outstanding at December 31, 2015	2,615,903	10.69

Granted during the year	1,202,500	17.69
Exercised during the year	(115,212)	7.63
Forfeited during the year	(11,426)	13.88
Expired during the year	—	—
Outstanding at December 31, 2016	3,691,765	13.05

Vested at the balance sheet date	1,439,066	9.36

As of December 31, 2016, a total of 3,691,765 warrants were outstanding with a weighted average exercise price of €13.05. 1,439,066 of these warrants had vested as of December 31, 2016 with a weighted average exercise price of €9.36. For comparison, as of December 31, 2015, a total of 2,615,903 warrants were outstanding with a weighted average exercise price of €10.69. 864,623 of these warrants had vested as of December 31, 2015 with a weighted average exercise price of €7.74. As of December 31, 2014, a total of 2,999,824 warrants were outstanding with a weighted average exercise price of €5.70. 1,710,411 of these warrants had vested as of December 31, 2014 with a weighted average exercise price of €4.47.

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

The following table summarizes the input to the Black-Scholes Option Pricing model and the calculated fair values for warrant grants in 2016, 2015 and 2014:

	2016	2015	2014
Expected volatility	57 — 60%	61 — 63%	67 — 68%
Risk-free interest rate	-0.32 — 0.30%	0.25 — 0.45%	0.15 — 1.32%
Expected life of warrants (years)	5.05 — 7.13	5.05 — 7.05	4.57 — 6.94
Weighted average exercise price	EUR 17.69	EUR 15.67	EUR 6.48 — 8.00
Fair value of warrants granted in the year	EUR 5.78 — 11.07	EUR 8.02 — 9.45	EUR 6.48 — 7.82

Warrant compensation cost is recognized in the statement of profit or loss over the vesting period of the warrants granted.

	2016	2015	2014
	(EUR’000)
Research and development costs	3,722	718	327
General and administrative expenses	3,599	995	947

Total warrant compensation costs	7,321	1,713	1,274

Value of Outstanding Warrants

For the year ended December 31, 2016, the aggregate fair value of outstanding warrants has been calculated at €49.4 million (2015: €33.0 million) using the Black-Scholes Option Pricing model. The following table specifies the weighted average exercise price and the weighted average life of outstanding warrants:

	Year of Grant	Number of Warrants	Weighted Average Exercise Price EUR	Weighted Average Life (months)
Granted in December	2012	645,655	8.00	91-92
Granted in March, June, September and December	2013	128,848	8.00	91-92
Granted in January, March, June and November	2014	700,614	6.89	92-93
Granted in December	2015	1,016,596	15.68	119-120
Granted in March, May, June, July, August, November and December	2016	1,200,052	17.70	120

Outstanding at December 31, 2016		3,691,765	13.05	109

Vested at the balance sheet date		1,439,066	9.36

For the year ended December 31, 2015, a total of 2,615,903 warrants were outstanding with a weighted average exercise price of €10.69 and weighted average life of 102 to 103 months:

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

For the year ended December 31, 2014, a total of 2,999,824 warrants were outstanding with a weighted average exercise price of €5.70 and weighted average life of 53 to 79 months:

	Year of Grant	Number of Warrants	Weighted Average Exercise Price EUR	Weighted Average Life (months)
Granted in September	2008	623,880	2.65	20-21
Granted in March and December	2009	501,596	2.65	20-21
Granted in December	2011	56,168	8.00	20-21
Granted in October and December	2012	756,604	8.00	20-117
Granted in March, June, September and December	2013	166,472	8.00	115-117
Granted in January, March, June and November	2014	895,104	7.04	115-117

Outstanding at December 31, 2014		2,999,824	5.70	53-79

Vested at the balance sheet date		1,710,411	4.47

Note 7—Finance Income and Finance Expenses

	2016	2015	2014
	(EUR’000)
Interest income	123	13	—
Exchange rate gains	7,177	11,035	1,877

Total finance income	7,300	11,048	1,877

Interest expense	(5)	(6)	(16)
Exchange rate losses	(3,107)	(2,791)	(212)

Total finance expenses	(3,112)	(2,797)	(228)

Note 8—Tax on Profit/Loss for the Year and Deferred Tax

	2016	2015	2014
	(EUR’000)
Tax on profit/(loss) for the year:
Current tax	(227)	(652)	(682)
Change of deferred tax	—	—	—

	(227)	(652)	(682)

Tax for the year can be explained as follows:
Profit/(loss) before tax	(68,732)	(33,574)	(10,340)
Tax at the Danish corporation tax rate of 22%	(15,121)	(7,890)	(2,533)

Tax effect of:
Non-deductible costs	1,153	359	378
Additional tax deductions	(65)	(703)	—
Tax credit	740	787	823
Other effects	(266)	(330)	483
Change in unrecognized deferred tax assets	13,332	7,125	167

Tax on profit/(loss) for the year	(227)	(652)	(682)

Unrecognized deferred tax asset:
Tax deductible losses	(27,188)	(13,404)	(5,261)
Deferred income	(144)	(725)	(1,835)
Other temporary differences	(124)	5	97

Unrecognized deferred tax asset	(27,456)	(14,124)	(6,999)

The deferred tax assets have not been recognized in the statement of financial position due to uncertainty relating to the future utilization. The deferred tax asset can be carried forward without timing limitations. For tax losses carried forward, certain limitations exist for amounts to be utilized each year.

Under Danish tax legislation, tax losses may be partly refunded by the tax authorities to the extent such tax losses arise from research and development activities. For the year ended December 31, 2016, the jointly taxed Danish entities had a negative taxable income, and accordingly were entitled to a tax refund of approximately €0.7 million, compared to approximately €0.8 million for the year ended December 31, 2015.

Note 9—Intangible Assets

Goodwill
(EUR’000)
Cost:
At January 1, 2015	3,495
Additions	—

December 31, 2015	3,495
Additions	—
December 31, 2016	3,495

Accumulated impairment:

At January 1, 2015	—
Impairment charge	—

At December 31, 2015	—
Impairment charge	—
At December 31, 2016	—

Carrying amount:
At December 31, 2016	3,495

At December 31, 2015	3,495

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

Note 10—Property, Plant and Equipment

	Plant and Machinery	Other Equipment	Leasehold Improve -ments	Total
	(EUR’000)
Cost:
At January 1, 2015	3,090	827	538	4,455
Additions	603	400	36	1,039
Disposals	—	—	—	—

At December 31, 2015	3,693	1,227	574	5,494
Additions	274	352	46	672
Disposals	—	(85)	—	(85)

At December 31, 2016	3,967	1,494	620	6,081

Accumulated depreciation:
At January 1, 2015	(1,900)	(528)	(153)	(2,581)
Depreciation charge	(384)	(118)	(56)	(558)
Disposals	—	—	—	—

At December 31, 2015	(2,284)	(646)	(209)	(3,139)
Depreciation charge	(392)	(225)	(60)	(677)
Disposals	—	85	—	85

December 31, 2016	(2,676)	(786)	(269)	(3,731)

Carrying amount:
At December 31, 2016	1,291	708	351	2,350

At December 31, 2015	1,409	581	365	2,355

	2016	2015	2014
	(EUR’000)
Depreciation charges are recognized as:
Research and development costs	(645)	(550)	(500)
General and administrative expenses	(32)	(8)	(4)

Total depreciation charges	(677)	(558)	(504)

Note 11—Investments in Group Enterprises

Investments in Group enterprises comprise:

Company	Domicile	Ownership
Ascendis Pharma GmbH	Germany	100%
Ascendis Pharma, Inc.	USA	100%
Ascendis Pharma Ophthalmology Division A/S	Denmark	100%
Ascendis Pharma Endocrinology Division A/S	Denmark	100%
Ascendis Pharma Bone Diseases A/S	Denmark	100%
Ascendis Pharma Growth Disorders A/S	Denmark	100%

Note 12—Share Capital

The share capital of Ascendis Pharma A/S consists of 32,421,121 shares at a nominal value of DKK 1, all in the same share class.

The number of shares of the Company are as follows:

	2016	2015	2014	2013	2012
Changes in share capital
Beginning of year	25,128,242	16,935,780	10,801,948	10,801,948	10,801,948
Increase through cash contribution	7,292,879	8,192,462	6,133,832	—	—

End of year	32,421,121	25,128,242	16,935,780	10,801,948	10,801,948

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

	Foreign currency translation reserve	Share- based payment reserve	Total
	(EUR’000)
At January 1, 2014	(57)	2,776	2,719
Other comprehensive income/(loss) for the year, net of tax	(14)	—	(14)
Share-based payment	—	1,274	1,274

At December 31, 2014	(71)	4,050	3,979
Other comprehensive income/(loss) for the year, net of tax	(14)	—	(14)
Share-based payment	—	1,713	1,713

At December 31, 2015	(85)	5,763	5,678
Other comprehensive income/(loss) for the year, net of tax	6	—	6
Share-based payment	—	7,321	7,321

At December 31, 2016	(79)	13,084	13,005

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

Note 15—Commitments and Contingencies

Operating Leases

We operate from leased premises in Denmark, Germany and the US. In addition, we have entered into operating leases for equipment. The total lease commitment under operating leases was:

	2016	2015
	(EUR’000)
Within 1 year	1,608	971
Within 1 to 5 years	4,309	1,930
After 5 years	428	767

Total commitments held under operating leases	6,345	3,668

Total expenses under operating leases were €1.5 million, €0.9 million, and €0.8 million for the financial years ended December 31, 2016, 2015, and 2014, respectively.

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

Foreign Currency Risk Management

We are exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the US Dollar, the British Pound and the Danish Krone. Our functional currency is the Euro, but we have received payments in US Dollars under our collaborations. Further, the proceeds from our series D financing in November 2014, our IPO in February 2015 and our follow-on offering in October 2016 were in US Dollars. We seek to minimize our exchange rate risk by maintaining cash positions in the currencies in which we expect to incur the majority of our future expenses and we make payments from those positions.

The net carrying amounts of our monetary assets and liabilities split on currencies at the end of the reporting period are as follows (EUR equivalents):

	2016	2015
	(EUR’000)
Danish Kroner (DKK)	404	2,566
US Dollars (USD)	118,741	67,068
Euro (EUR)	52,591	46,558
British Pounds (GBP)	839	2,641
Other	(1,713)	(1,282)

	170,862	117,551

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

For a 10% weakening of USD against EUR, there would be a comparable negative impact on the profit before tax or equity.

	2016	2015
	(EUR’000)
Profit or loss before tax	11,874	6,707
Equity	11,874	6,707

With respect to GBP, the following table shows the effect of a 10% change in exchange rates against the EUR. A positive number indicates an increase in profit before tax or equity where the GBP strengthens 10% against the EUR. For a 10% weakening of GBP against EUR, there would be a comparable negative impact on the profit before tax or equity.

	2016	2015
	(EUR’000)
Profit or loss before tax	84	264
Equity	84	264

We believe the sensitivity analysis is representative of the inherent foreign exchange risk associated with our operations.

Interest Rate Risk Management

As we have no interest-bearing debt to third parties, our exposure to interest rate risk primarily relates to the interest rates for our positions of cash and cash equivalents. Our future interest income from interest-bearing bank deposits and short-term investments may fall short of expectations due to changes in interest rates. We do not consider the effects of interest rate fluctuations to be a material risk to our financial position. Accordingly, no interest sensitivity analysis has been presented.

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

Liquidity Risk Management

We manage our liquidity risk by maintaining adequate cash reserves and banking facilities, and by continuously monitoring our cash forecast and actual cash flows, and by matching the maturity profiles of financial assets and liabilities.

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

We entered into a registration rights agreement in November 2014 with certain holders of our ordinary shares, including Sofinnova Capital V FCPR, Sofinnova Venture Partners IX, L.P., OrbiMed Private Investments V, L.P. and entities affiliated with Vivo Ventures. In December 2015, we entered into an amendment to this registration rights agreement, which provided that such registration rights will also apply to securities held by certain shareholders pursuant to our previously outstanding Preference C shares. The registration of such shares was completed in February 2016.

We entered into a registration rights agreement in December 2015 with certain entities affiliated with FMR LLC in connection with their purchase on December 14, 2015 of an aggregate of 1.0 million ADSs representing our ordinary shares. Pursuant to this agreement, we agreed to timely register such shares with the SEC subject to certain conditions. The registration of such shares was completed in February 2016.

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

Note 18—Ownership

As of the date of this report, the following persons, or groups of affiliated persons, are known by us to beneficially own more than 5% of our outstanding ordinary shares:

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