Form 20-F
period 2017-12-31
Ascendis Pharma A/S
filed 2018-03-28
CIK 1612042

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

36,984,292 ordinary shares

(as of December 31, 2017)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☒  Yes    ☐  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    ☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised accounting standards provided pursuant to section 13(a) of the Exchange Act.  ☐

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

Special Note Regarding Forward-Looking Statements

This annual report contains forward-looking statements concerning our business, operations and financial performance and condition, as well as our plans, objectives and expectations for our business operations and financial performance and condition. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “aim,” “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “could,” “due,” “estimate,” “expect,” “goal,” “intend,” “may,” “objective,” “plan,” “predict,” “potential,” “positioned,” “seek,” “should,” “target,” “will,” “would,” and other similar expressions that are predictions or indicate future events and future trends, or the negative of these terms or other comparable terminology. These forward-looking statements include, but are not limited to, statements about:

•	our ongoing Phase 3 pediatric studies of TransCon Growth Hormone or GH, Phase 1 study of TransCon Parathyroid Hormone, or PTH, and our Phase 1 study of TransCon C-Type Natriuretic Peptide, or CNP;

•	whether we will be able to achieve regulatory approval for and launch of three product candidates with a greater than one-billion dollar market potential between 2020 and 2024;

•	our receipt of future milestone or royalty payments from our collaboration partners, and the expected timing of such payments;

•	our expectations regarding the potential market size and the size of the patient populations for our product candidates, if approved for commercial use;

•	our expectations regarding the potential advantages of our product candidates over existing therapies;

•	our ability to enter into new collaborations;

•	our expectations with regard to the ability to develop additional product candidates using our TransCon technology and file Investigational New Drug Applications, or INDs, or equivalents for such product candidates;

•	our expectations with regard to the ability to seek expedited regulatory approval pathways for our product candidates, including the potential ability to rely on the parent drug’s clinical and safety data with regard to our product candidates;

•	our expectations with regard to our current and future collaboration partners to pursue the development of our product candidates;

•	our development plans with respect to our product candidates;

•	our ability to develop, acquire and advance product candidates into, and successfully complete, clinical trials;

•	the timing or likelihood of regulatory filings and approvals for our product candidates;

•	the commercialization of our product candidates, if approved;

•	our commercialization, marketing and manufacturing capabilities of our product candidates and associated devices;

•	the implementation of our business model and strategic plans for our business, product candidates and technology;

•	the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates;

•	estimates of our expenses, future revenue, capital requirements, our needs for additional financing and our ability to obtain additional capital;

•	our expectations regarding the time during which we will be an emerging growth company under the Jumpstart Our Business Startups Act of 2012;

•	our financial performance; and

•	developments and projections relating to our competitors and our industry.

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

The selected consolidated financial data as of December 31, 2017 and 2016 and for each of the years ended December 31, 2017, 2016 and 2015 have been derived from our audited consolidated financial statements and notes thereto set forth in Item 18 of this annual report. The selected consolidated financial data for the years ended December 31, 2014 and 2013 are derived from the audited consolidated financial statements not appearing in this annual report.

The following selected consolidated financial data should be read in conjunction with our “Operating and Financial Review and Prospects” and our consolidated financial statements and related notes appearing elsewhere in this annual report. Our financial statements are prepared in accordance with IFRS.

	Years Ended December 31,
(EUR’000, except share and per share data)	2017	2016	2015	2014	2013
Revenue	1,530	4,606	8,118	13,983	20,408
Research and development costs	(99,589)	(66,022)	(40,528)	(19,698)	(12,713)
General and administrative expenses	(13,482)	(11,504)	(9,415)	(6,274)	(2,416)

Operating profit / (loss)	(111,541)	(72,920)	(41,825)	(11,989)	5,279
Finance income	923	7,300	11,048	1,877	158
Finance expenses	(13,756)	(3,112)	(2,797)	(228)	(732)

Profit / (loss) before tax	(124,374)	(68,732)	(33,574)	(10,340)	4,705
Tax on profit / (loss) for the period	477	227	652	682	(626)

Net profit / (loss) for the period	(123,897)	(68,505)	(32,922)	(9,658)	4,079

Other comprehensive income
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	65	6	(14)	(14)	(6)

Other comprehensive income / (loss) for the period, net of tax	65	6	(14)	(14)	(6)

Total comprehensive income / (loss) for the period, net of tax	(123,832)	(68,499)	(32,936)	(9,672)	4,073
Profit / (loss) for the period attributable to owners of the Company	(123,897)	(68,505)	(32,922)	(9,658)	4,079
Total comprehensive income / (loss) for the period attributable to owners of the Company	(123,832)	(68,499)	(32,936)	(9,672)	4,073

	EUR	EUR	EUR	EUR	EUR

Basic earnings per share	(3.68)	(2.58)	(1.39)	(0.85)	0.38

Diluted earnings per share	(3.68)	(2.58)	(1.39)	(0.85)	0.32

Weighted average number of shares used for calculation (basic)	33,626,305	26,564,414	23,766,783	11,406,929	10,801,948

Weighted average number of shares used for calculation (diluted)	33,626,305	26,564,414	23,766,783	11,406,929	12,825,908

The total number of ordinary shares outstanding as of December 31, 2017, 2016, 2015, 2014 and 2013 was 36,984,292, 32,421,121, 25,128,242, 16,935,780 and 10,801,948, respectively. The registered share capital as of December 31, 2017, 2016, 2015, 2014 and 2013 was DKK 36,984,292, DKK 32,421,121, DKK 25,128,242, DKK 4,233,945 and DKK 2,700,487, respectively.

Selected Consolidated Statement of Financial Position Data:

The following table sets forth selected consolidated statement of financial position data as of the dates indicated:

	As of December 31,
(EUR‘000)	2017	2016	2015	2014	2013
Cash and cash equivalents	195,351	180,329	119,649	50,167	19,430
Total assets	210,979	190,071	131,774	58,671	26,700
Total liabilities	23,768	13,458	11,445	12,861	20,399
Retained earnings/(accumulated deficit)	(263,210)	(139,313)	(70,808)	(37,886)	(27,142)
Total equity	187,211	176,613	120,329	45,810	6,301

Selected Consolidated Cash Flow Statement Data:

The following table sets forth selected consolidated cash flow statement data for the periods indicated:

	Year Ended December 31,
(EUR’000)	2017	2016	2015	2014	2013
Cash flows from/(used in) operating activities	(95,099)	(60,179)	(43,466)	(18,403)	6,310
Cash flows used in investing activities	(941)	(672)	(1,039)	(405)	(1,195)
Cash flows from /(used in) financing activities	124,721	117,462	105,742	47,907	(220)

Exchange Rate Information

Our business is primarily conducted in the European Union, and we maintain our books and records in euros. We have presented results of operations in euros. In this annual report, financial figures included in or extracted from our consolidated financial statements have been translated in accordance with the guidelines under IFRS. For convenience of the reader, this annual report also includes other translations from euros to U.S. dollars and U.S. dollars to euros. Unless specified as of a specific date, or otherwise indicated, translations from euros to U.S. dollars and from U.S. dollars to euros were made at a rate of €0.834 to $1.00, the official exchange rate quoted by the European Central Bank at the close of business on December 31, 2017. As of March 23, 2018, the official exchange rate of euros to U.S. dollars was €0.810 to $1.00. Such U.S. dollar amounts are not necessarily indicative of the actual amounts of U.S. dollars which could have been actually purchased on exchange of euro on the dates indicated. The rates set forth below are provided solely for your convenience and may differ from the actual rates used in the preparation of our consolidated financial statements and other financial data included in this annual report.

The following table presents information on the exchange rates between the euro and the U.S. dollar for the periods indicated:

	Period end	Average for period	Low	High
	(€ per U.S. dollar)
Year Ended December 31

2013	0.726	0.723	0.724	0.783
2014	0.822	0.754	0.717	0.822
2015	0.913	0.904	0.824	0.948
2016	0.949	0.904	0.864	0.965
2017	0.834	0.887	0.829	0.963
Month Ended
September 30, 2017	0.847	0.840	0.829	0.852
October 31, 2017	0.859	0.850	0.844	0.862
November 30, 2017	0.844	0.853	0.837	0.865
December 31, 2017	0.834	0.845	0.834	0.852
January 31, 2018	0.803	0.821	0.803	0.838
February 28, 2018	0.819	0.809	0.800	0.816
March 2018 (through March 23, 2018)	0.810	0.812	0.805	0.822

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

We are a biopharmaceutical company applying our innovative TransCon technology to build a leading, fully integrated rare disease company. Biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. To date, we have focused substantially all of our efforts on our research and development activities and, in particular, developing our lead product candidates, TransCon Growth Hormone, or TransCon GH, TransCon Parathyroid Hormone, or TransCon PTH, TransCon C-Type Natriuretic Peptide, or TransCon CNP, and our proprietary TransCon technology. We have only a limited operating history upon which our shareholders and ADS holders can evaluate our business and prospects. Our revenue has been primarily generated through collaboration agreements under which we have received up-front technology licensing fees, payments for the sale of certain intellectual property rights and payments we receive for services rendered to our collaboration partners and other biopharmaceutical companies. Revenue generated from existing or new collaborations may fluctuate significantly over time. Accordingly, going forward, we may incur significant losses from our operations. We had a net loss of €123.9 million during the year ended December 31, 2017 and a net loss of €68.5 million during the year ended December 31, 2016. Our total equity was €187.2 million as of December 31, 2017 compared to €176.6 million as of December 31, 2016. Neither the net loss nor net profit we have experienced in prior years are necessarily indicative of our future results.

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

Since our inception, most of our resources have been dedicated to our research and development activities and, in particular, developing our proprietary TransCon technology and our most advanced product candidates. We have funded our operations primarily through issuance of our preference shares, ordinary shares and convertible debt securities and payments to us under our collaboration agreements. For example, in February 2018, we received $242.5 million (€196.8 million) in net proceeds from a public offering of American Depositary Shares (representing our ordinary shares) after deducting the underwriting commission and estimated offering expenses. As of December 31, 2017, we had cash and cash equivalents of €195.4 million. We believe that we will continue to expend substantial resources for the foreseeable future, including costs associated with research and development, conducting preclinical studies, clinical trials, obtaining regulatory approvals and, eventually, sales and marketing if any of our product candidates is approved. Because the outcome of any clinical trial and/or regulatory approval process is highly uncertain, we cannot reasonably estimate the actual amounts of additional financing necessary to successfully complete the development, regulatory approval process and commercialization or co-promotion of any of our product candidates.

Based on our current operating plan, we believe that our existing cash and cash equivalents as of December 31, 2017 will be sufficient to meet our projected cash requirements for at least the 12 months from the date of this annual report. However, our operating plan may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned. Our future funding requirements will depend on many factors, including, but not limited to:

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

To date, we have invested a significant amount of our efforts and financial resources in the research and development of our current most advanced product candidates utilizing our proprietary TransCon technology. In particular, we initiated a pivotal Phase 3 trial for TransCon GH in pediatric growth hormone deficiency, or GHD, patients in August 2016, and in 2017, we initiated a long-term extension trial of TransCon GH and a switch trial of TransCon GH for those already taking daily growth hormone therapy. We submitted a regulatory filing in Australia in the second quarter of 2017 for a combined Phase 1 single and multiple ascending dose study of TransCon PTH for hypoparathyroidism in healthy subjects, which is ongoing. We also submitted a regulatory filing in Australia for TransCon CNP in the fourth quarter of 2017 to conduct a Phase 1 study in healthy subjects to establish the tolerable dose range. Our near-term prospects, including our ability to finance our operations through the receipt of milestone payments and potential up-front licensing payments and generate revenue from product sales, will depend heavily on our successful development and commercialization of our most advanced product candidates, if approved. The clinical and commercial success of our most advanced product candidates and our TransCon technology will depend on a number of factors, including the following:

•	the outcome and successful execution of our ongoing Phase 3 clinical trials of TransCon GH, which will depend substantially upon the satisfactory performance of third-party contractors;

•	the outcome and successful execution of our TransCon PTH and TransCon CNP studies;

•	our ability and that of our collaboration partners to establish commercial-scale manufacturing processes for our most advanced product candidates and devices, which has not yet been demonstrated;

•	whether our most advanced product candidates’ safety, tolerability and efficacy profiles will be satisfactory to the EMA, the FDA and similar regulatory authorities to warrant marketing approval;

•	whether the EMA, the FDA or similar regulatory authorities require additional clinical trials prior to approval to market our most advanced product candidates;

•	the prevalence and severity of adverse side effects of our most advanced product candidates;

•	the timely receipt of necessary marketing approvals from the EMA, the FDA and similar regulatory authorities;

•	our ability and that of our collaboration partners to successfully commercialize our most advanced product candidates, if approved for marketing and sale by the EMA, the FDA or similar regulatory authorities, including educating physicians and patients about the benefits, administration and use of such products;

•	achieving and maintaining compliance with all applicable regulatory requirements;

•	acceptance of our most advanced product candidates as safe and effective by patients and the medical community;

•	the availability, perceived advantages, relative cost, relative safety and relative efficacy of alternative and competing treatments;

•	obtaining and sustaining an adequate level of coverage and reimbursement for our most advanced product candidates by third-party payors;

•	the effectiveness of our collaboration partners’ marketing, sales and distribution strategies and operations;

•	our ability and that of our collaboration partners, or any third-party manufacturer we or our collaborators contract with, to manufacture supplies of our most advanced product candidates and to develop, validate and maintain commercially viable manufacturing processes that are compliant with current good manufacturing practice, or cGMP, requirements;

•	enforcing intellectual property rights in and to our most advanced product candidates;

•	avoiding third-party interference, opposition, derivation or similar proceedings with respect to our patent rights, and avoiding other challenges to our patent rights and patent infringement claims; and

•	continued acceptable safety profiles of our most advanced product candidates following approval, if approved.

Many of these factors are beyond our control, including clinical development, the regulatory submission process, potential threats to our intellectual property rights and the manufacturing, marketing and sales efforts of our collaboration partners.

Additionally, as part of our clinical and regulatory approval plan for TransCon GH for pediatric GHD we are conducting a Phase 3 trial in a pediatric population with a primary endpoint of annualized height velocity measured at 12 months, the heiGHt Trial, and a separate safety study, the fliGHt (switch) Trial, which is designed to evaluate TransCon GH in subjects who are primarily treatment experienced with daily GH, although a subgroup of younger subjects may be treatment-naïve. Subjects completing either the heiGHt or fliGHt Trials may also enroll in an open-label extension study, the enliGHten Trial, which is designed to provide long-term safety data in approximately 300 patients to support the potential future regulatory filings for TransCon GH. If we have to, or choose to, conduct additional or different trials, this could increase the amount of time and expense required for regulatory approval of TransCon GH, if approved at all. In July 2015, we reported top-line six-month height velocity data from 53 patients treated in our Phase 2 TransCon GH clinical study in pediatric growth hormone deficient patients. If the six-month mean height velocities that we observed for TransCon GH in the Phase 2 pediatric study do not correlate to twelve month mean height velocities that we ultimately observe in the ongoing Phase 3 clinical study, TransCon GH may not achieve the required primary endpoint in the Phase 3 clinical trial, and therefore may not receive regulatory approval.

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

Before obtaining marketing approval from regulatory authorities for the sale of our product candidates, we, or our current or future collaboration partners, must conduct extensive clinical studies to demonstrate the safety and efficacy of the product candidates in humans. Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process; the results of preclinical and clinical studies of our product candidates may not be predictive of the results of later-stage clinical trials. For example, the positive results generated to date in preclinical and clinical studies for TransCon GH do not ensure that the ongoing Phase 3 clinical trials, or other clinical trials, will demonstrate similar results. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy despite having progressed through preclinical studies and initial clinical trials. A number of companies in the pharmaceutical, biopharmaceutical and biotechnology industries have suffered significant setbacks in advanced clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier studies, and we cannot be certain that we will not face similar setbacks. Even if our clinical trials are completed, the results may not be sufficient to obtain regulatory approval for our product candidates.

We may experience delays or setbacks in our ongoing Phase 3 trials for TransCon GH, our ongoing Phase 1 trial for TransCon PTH and our Phase 1 trial with TransCon CNP or other trials, and we do not know whether future clinical trials will begin on time, need to be redesigned, enroll an adequate number of patients on time or be completed on schedule, if at all. Clinical trials can be delayed or terminated for a variety of reasons, including delay or failure to:

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

Further, we are conducting Phase 3 pediatric studies of TransCon GH across clinical sites located in North America, Europe, the Middle East, North Africa, and Oceania (Australia/New Zealand). Conducting clinical trials in foreign countries presents additional risks that may delay completion of clinical trials. These risks include the failure of physicians or enrolled patients in foreign countries to adhere to clinical protocol as a result of differences in healthcare services or cultural customs, managing additional administrative burdens associated with foreign regulatory schemes, as well as political and economic risks relevant to such foreign countries. In addition, the EMA or the FDA may determine that the clinical trial results obtained in foreign subjects do not represent the safety and efficacy of a product candidate when administered in EEA or U.S. patients, and are thus not supportive of an application for a marketing authorization in the EEA or of an NDA approval in the United States. As a result, the EMA or the FDA may not accept data from clinical trials conducted outside the EEA or the United States, respectively, and may require that we conduct additional clinical trials or obtain additional data before we can proceed with filing an NDA in the United States or a marketing authorization application in the EEA. The EMA or the FDA may even require conducting additional clinical trials in the EEA or the United States, respectively.

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

We rely on our collaboration partners to conduct clinical studies of our collaboration product candidates. We have existing collaborations with Sanofi and Genentech. Under these collaborations, we granted Sanofi and Genentech worldwide licenses to develop certain collaboration product candidates in the fields of diabetes (TransCon peptides) and ophthalmology (TransCon anti-VEGF), respectively. We may also enter into collaboration agreements with other parties in the future relating to our other product candidates. Under our existing collaboration agreements, our collaboration partners are responsible for completing all preclinical and clinical development and obtaining and maintaining regulatory approval for the applicable product candidates from the EMA, the FDA and similar regulatory authorities. Ultimately, if such product candidates are advanced through clinical trials and receive marketing approval from the EMA, the FDA or similar regulatory authorities, such collaboration partners will be responsible for commercialization of these collaboration products. The potential for us to obtain future development milestone payments and, ultimately, generate revenue from royalties on sales of such collaboration products depends entirely on successful development, regulatory approval, marketing and commercialization by our collaboration partners.

If our collaboration partners do not perform in the manner we expect or fulfill their responsibilities in a timely manner, or at all, if our agreements with them terminate or if the quality or accuracy of the clinical data they obtain is compromised, the clinical development, regulatory approval and commercialization efforts related to our collaboration product candidates could be delayed or terminated and it could become necessary for us to assume the responsibility at our own expense for the clinical development of such product candidates. In that event, we would likely be required to limit the size and scope of efforts for the development and commercialization of such product candidate, to seek additional financing to fund further development, or to identify alternative strategic collaboration partners, and our potential to generate future revenue from royalties and milestone payments from such product candidate would be significantly reduced or delayed and our business would be harmed. For example, in September 2012, we entered into a collaboration agreement with United Therapeutics for the development and commercialization of TransCon treprostinil and United Therapeutics filed an IND for TransCon treprostinil that was accepted by the FDA in June 2014. In October 2014, we and United Therapeutics terminated the collaboration agreement, and United Therapeutics has transferred the IND for TransCon treprostinil to us. The IND for TransCon treprostinil has since been withdrawn.

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

Our product candidates, other than TransCon GH, TransCon PTH and TransCon CNP, are in various stages of preclinical development and we may not be successful in our efforts to successfully develop these products or expand our pipeline of product candidates.

A key element of our strategy is to expand our pipeline of product candidates utilizing our proprietary TransCon technology, and to advance such product candidates through clinical development, either on our own or in conjunction with strategic collaboration partners. Our other product candidates, are in preclinical development and may require significant time and additional research and development before we can file IND or equivalent with regulatory authorities to begin clinical studies. Of the large number of drugs in development, only a small percentage of such drugs successfully complete the EMA or FDA regulatory approval process and are commercialized. Accordingly, even if we are able to continue to fund such development programs, our product candidates may not be advanced to clinical studies or be successfully developed or commercialized. In addition, our preclinical product candidates may not demonstrate the advantages we expect from application of our TransCon technology in preclinical studies. In such event, we may decide not to progress any such product candidates into clinical trials.

Research programs to identify product candidates require substantial technical, financial and human resources, whether or not any product candidates are ultimately identified. Although our research and development efforts to date have resulted in several development programs, we may not be able to develop product candidates that are safe and effective. Our research programs may initially show promise in identifying potential product candidates, yet fail to yield product candidates for clinical development or commercialization for many reasons, including the following:

•	the research methodology used and our TransCon technology may not be successful in identifying potential product candidates;

•	competitors may develop alternatives that render our product candidates obsolete or less attractive;

•	product candidates we develop may nevertheless be covered by third parties’ intellectual property rights or other types of exclusivity and we may not be able to obtain a license from such third party or the license terms may not be acceptable to us;

•	the market for a product candidate may change during our program or we may discover that such market was smaller than initially expected so that such a product may become financially unfeasible to continue to develop;

•	a product candidate may be demonstrated to have harmful side effects or not to be effective, or otherwise not to meet other requirements for regulatory approval;

•	a product candidate may not be capable of being produced in commercial quantities at an acceptable cost, or at all; and

•	a product candidate may not be accepted as safe and effective by patients, the medical community or third-party payors, or reimbursable by third-party payors, if applicable.

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

From time to time, we may publish interim or preliminary data from our clinical studies. For example, in January 2018, we announced initial data from the single ascending dose cohorts in our ongoing Phase 1 trial of TransCon PTH. Interim data for the trials we may complete are subject to the risk that one or more of clinical outcomes may materially change as patient enrollment continues and/or more patient data become available. Preliminary data would also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, any interim and preliminary data should be viewed with caution until the final data are available. Material adverse changes in the final data could significantly harm our business prospects.

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

We do not have the ability to independently conduct clinical trials or nonclinical studies. We rely on medical institutions, clinical investigators, contract laboratories, collaboration partners and other third parties, such as CROs, to conduct clinical trials of our product candidates. The third parties with whom we contract for execution of our clinical trials play a significant role in the conduct of these trials and the subsequent collection and analysis of data. However, these third parties are not our employees, and except for contractual duties and obligations, we control only certain aspects of their activities and have limited ability to control the amount or timing of resources that they devote to our programs. Although we rely on these third parties to conduct our nonclinical studies and our clinical trials, we remain responsible for ensuring that each of our nonclinical studies and clinical trials is conducted in accordance with the applicable protocol, legal, regulatory and scientific standards and our reliance on third parties does not relieve us of our regulatory responsibilities. We and these third parties are required to comply with current good laboratory practices, or GLPs, for nonclinical studies, and good clinical practices, or GCPs, for clinical studies. GLPs and GCPs are regulations and guidelines enforced by the Competent Authorities of the Member States of the European Economic Area, or EEA, the FDA and comparable foreign regulatory authorities for all of our products in nonclinical and clinical development, respectively. Regulatory authorities enforce GCPs through periodic inspections of trial sponsors, principal investigators and trial sites. If we or any of our third party contractors fail to comply with applicable regulatory requirements, including GCPs, the clinical data generated in our clinical trials may be deemed unreliable and the EMA, the FDA, or similar regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot be certain that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical trials comply with GCP regulations. In addition, our clinical trials must be conducted with products produced under cGMP regulations. The failure of our contract manufacturers to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process.

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

Undesirable side effects caused by TransCon GH, TransCon PTH, TransCon CNP, or our other product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the EMA, the FDA or similar authorities. In the event that trials conducted by us or our collaboration partners, or trials we conduct with our unlicensed product candidates, reveal a high and unacceptable severity and prevalence of side effects, such trials could be suspended or terminated and the EMA, the FDA or similar regulatory authorities could order our collaboration partners or us to cease further development of or deny approval of our product candidates for any or all targeted indications. The drug-related side effects could affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Any of these occurrences may harm our business, financial condition and prospects significantly.

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

We are aware of several pharmaceutical and biopharmaceutical companies that have commenced clinical studies of products or have successfully commercialized products addressing areas that we are targeting. For example, several companies are developing sustained release or long-acting products for the treatment of growth hormone deficiency, including Bioton S.A., Critical Pharmaceuticals, Ltd., Dong-A Pharmaceutical, GeneScience Pharmaceuticals Co., Ltd., Genexine Inc., JCR Pharmaceuticals Co., Ltd., Novo Nordisk A/S, and OPKO Health, Inc. (in collaboration with Pfizer Inc.). Shire plc owns the rights to Natpara, a treatment for hypoparathroidism. In addition, we are aware of several academic groups and companies working on making longer-acting agonists of the PTH receptor, or PTH1R. Other companies and groups are developing or commercializing therapies for hypoparathyroidism, including Shire, Chugai Pharmaceutical Co., Ltd., Entera Bio, Extend Biosciences, Massachusetts General Hospital, and Eli Lilly and Company. Other companies are developing therapies for achondroplasia, including BioMarin and Therachon. BioMarin Pharmaceuticals, Inc. is developing vosoritide for the treatment of achondroplasia, Therachon and BioClin Therapeutics, Inc. are developing compounds for achondroplasia. In addition to product-based competition, our TransCon technology faces technology-based competition as we believe other companies are developing or evaluating enhanced drug delivery and sustained release technologies. In particular, we believe Nektar Therapeutics, OPKO Health, Inc., ProLynx LLC and Serina Therapeutics, Inc. are developing technologies that use reversible linkers and that may be competitive with our TransCon technology.

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

Our product candidates transiently link a parent drug molecule to select TransCon carriers via our TransCon linkers. Once injected, we believe that our prodrugs predictably release the unmodified parent drug molecule over time, thus preserving the parent drug’s original mode of action, and, we believe, the parent drug’s original safety and efficacy profile. We believe that our TransCon carriers remain bound to our TransCon linkers and that they are cleared from the body predominantly by renal filtration and biliary transport with fecal excretion. We have limited clinical data on product candidates utilizing the TransCon technology to indicate whether they are safe or effective for long-term use in humans, including the safety of any degradation products that may result after the TransCon carrier and TransCon linker are cleaved from the parent drug molecule. As an example, our TransCon prodrugs utilize polyethylene glycol, or PEG, and hydrogels incorporating PEG-based polymers as TransCon carriers. Although the safety and efficacy of PEG and permanently PEGylated proteins has been demonstrated within their respective indications by the approval of drugs such as PegIntron®, PegaSys®, Neulasta®, Somavert®, Cimzia®, Krystexxa®, Adynovate® and Rebinyn® and we are not aware of any evidence for PEG-related safety issues with PEGylated proteins in the clinic, health authorities, including the EMA, have historically posed general questions relating to the distribution, elimination, and the potential for PEG accumulation to pharmaceutical companies involved in the development of PEGylated drug products. If treatment with any of our product candidates in our clinical trials results in concerns about their safety or efficacy, we and our collaboration partners may be unable to successfully develop or commercialize any or all of our TransCon technology based product candidates or enter into collaborations with respect to our product candidates.

We have limited clinical data on TransCon GH and TransCon PTH and no clinical data on our other product candidates, to indicate whether they are safe or effective for long-term use in humans.

We have generated clinical data on six months of dosing with TransCon GH, and limited clinical data on TransCon PTH and no clinical data on our other product candidates, including TransCon CNP, that utilize the TransCon technology to extend their duration of action. It is unknown whether long-term repeated administration of TransCon GH, TransCon PTH or TransCon CNP could result in issues that may adversely affect safety. If extended treatment with TransCon GH, TransCon PTH, TransCon CNP, or any of our other product candidates, in our clinical trials, results in any safety or efficacy concerns, we may be unable to successfully develop or commercialize our product candidates or enter into collaborations with respect to our product candidates.

We lack direct sales and marketing capabilities, and are wholly dependent on collaboration partners for the commercialization of our product candidates. If we are unable to establish sales capabilities on our own or through third parties, we may not be able to commercialize any of our product candidates.

We have no direct sales, marketing or distribution capabilities. We have entered into collaboration agreements with third parties to market and sell product candidates in the fields of diabetes (unspecified TransCon Peptides) and ophthalmology (TransCon anti-VEGF). Currently, we have no sales, marketing or distribution agreements for TransCon GH, TransCon PTH, TransCon CNP, or our other product candidates. We may enter into arrangements with third parties to market and sell certain of our other product candidates. We may not be able to enter into such marketing and sales arrangements with others on acceptable terms, if at all. To the extent that we enter into marketing and sales arrangements with other companies, our revenues, if any, will depend on the terms of any such arrangements and the efforts of others. These efforts may turn out not to be sufficient.

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

Under our agreements with our collaboration partners, the manufacturing of our collaboration product candidates is completed by the applicable collaboration partner. We are entirely dependent on our collaboration partners for all aspects of the manufacturing and validation process, as well as providing all commercial supply of our collaboration product candidates. For additional information regarding the risks of our dependence on our collaboration partners, see the risk factors above “—We are substantially dependent on the success of our most advanced product candidates, which may not be successful in nonclinical studies or clinical trials, receive regulatory approval or be successfully commercialized” and “—We depend on collaboration partners to develop and conduct clinical studies with, obtain regulatory approvals for, and manufacture, market and sell our collaboration product candidates, and if such collaboration partners fail to perform as expected, or are unable to obtain the required regulatory approvals for such product candidates, the potential for us to generate future revenue from such product candidates would be significantly reduced and our business would be significantly harmed.”

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

As of December 31, 2017, we had 137 full-time employees worldwide, with key facilities in Denmark, Germany, and the United States. As we and/or our collaboration partners advance our product candidates through the development and commercialization process, we will need to expand managerial, operational, financial and other resources to manage our operations, preclinical and clinical trials, research and development activities, regulatory filings, manufacturing and supply activities, and any marketing and commercialization activities or contract with other organizations to provide these capabilities for us. As operations expand, we expect that we will need to manage additional relationships with various collaboration partners, suppliers and other organizations. Our ability to manage our operations and growth requires us to continue to improve our operational, financial and management controls, reporting systems and procedures across a global organization. Such growth could place a strain on our administrative and operational infrastructure. We may not be able to make improvements to our management information and control systems in an efficient or timely manner and may discover deficiencies in existing systems and controls. Our management, personnel, systems and facilities currently in place may not be adequate to support this future growth. Our need to effectively execute our growth strategy requires that we either internally, together with our collaboration partners or through third party contractors, as applicable:

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

We are subject to Section 404 of The Sarbanes-Oxley Act of 2002, or Section 404, and the related rules of the Securities and Exchange Commission, or SEC, which generally require our senior management and independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting. Beginning with the year ended December 31, 2015, Section 404 required an annual management assessment of the effectiveness of our internal control over financial reporting. However, for so long as we remain an emerging growth company as defined in the Jumpstart Our Business Startups Act of 2012, or JOBS Act, we intend to take advantage of certain exemptions from various reporting requirements that are applicable to public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404. Once we are no longer an emerging growth company or, if prior to such date, we opt to no longer take advantage of the applicable exemption, we will be required to include an opinion from our independent registered public accounting firm on the effectiveness of our internal controls over financial reporting. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year following the fifth anniversary of the completion of our IPO, (2) the last day of the fiscal year in which we have total annual gross revenue of at least $1.07 billion, or (3) the last day of the fiscal year in which we are deemed to be a large accelerated filer, which means the market value of the ADS and our ordinary shares that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (4) the date on which we have issued more than an aggregate of $1.0 billion in non-convertible debt during the prior three-year period.

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

Our growth hormone parent drug as well as our TransCon GH drug substance are supplied by Fujifilm Diosynth Biotechnologies UK Limited, or Fujifilm, pursuant to our agreement with Fujifilm. TransCon GH drug product in vials is made by Rentschler Biopharma SE, or Rentschler, pursuant to our agreement with Rentschler. TransCon GH drug product in dual chamber cartridges will be supplied by Vetter Pharma Fertigung for use in our drug delivery device made by Medicom Innovation Partner A/S. The intermediates of our proprietary TransCon linkers are made by CARBOGEN AMCIS AG under an agreement with CARBOGEN AMCIS AG and accompanying purchase orders. For products that utilize soluble TransCon carriers, NOF Corporation (Japan), or NOF, supplies PEGs. Furthermore, NOF is responsible for coupling the TransCon linker used for TransCon GH to mPEG under manufacturing agreements and accompanying purchase orders. Our PTH as well as our TransCon PTH drug substance is supplied by Bachem, Switzerland, pursuant to our agreement with Bachem. TransCon PTH drug product in vials is made by Baccinex, SA, Switzerland in collaboration with Bachem. We expect Vetter Pharma Fertigung to manufacture TransCon PTH drug product in cartridges and assemble the cartridges with a drug delivery device made by Ypsomed AG. We do not currently have any other suppliers for the drug substance, drug product or other components of our product candidates for TransCon GH and TransCon PTH and, although we believe that there are alternate sources of supply that could satisfy our clinical and commercial requirements, we cannot provide assurance that identifying alternate sources and establishing relationships with such sources would not result in significant delays in the development of our product candidates. Additionally, we may not be able to enter into supply arrangements with alternative suppliers on commercially reasonable terms or at all. A delay in the development of our product candidates or having to enter into a new agreement with a different third party on less favorable terms than we have with our current suppliers could have a material adverse impact upon on our business.

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

This lengthy approval process, as well as the unpredictability of the results of clinical studies, may result in our failure to obtain regulatory approval to market any of our product candidates, which would significantly harm our business, results of operations, and prospects. Additionally, if the EMA, the FDA or comparable foreign regulatory authorities require that we conduct additional clinical studies, place limitations on our label, delay approval to market our product candidates or limit the use of our products, our business and results of operations may be harmed.

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

We have not yet received any regulatory approvals required for the commercial sale of TransCon GH, TransCon PTH, TransCon CNP, or any of our other product candidates in the United States, the EEA or in any other jurisdiction. Furthermore, we have yet to submit an NDA to the FDA, or a Marketing Authorization Application, or MAA, to the EMA, national regulatory authorities in Europe or to any international regulatory authorities for any of our product candidates. We have only limited experience in filing and pursuing applications necessary to obtain regulatory approval or licensure, and we cannot be certain that any of our product candidates will be approved or licensed for marketing. The process of applying for regulatory approval is expensive, often takes many years and can vary substantially based upon the type, complexity and novelty of the product candidates involved. If any or all of our product candidates are not approved, this could harm our business, results of operations and prospects, and the value of our shares or ADSs.

If we are unable to file an MAA for approval to the EMA for our product candidates, or if we are required to generate additional data related to safety and efficacy, to obtain approval from the FDA for any of our product candidates, we may be unable to meet our anticipated development and commercialization timelines.

While we have an active IND with the FDA for TransCon GH, and we have completed substantive discussions with the FDA regarding the development of TransCon GH in pediatric growth hormone deficiency, and we believe we are satisfying the necessary criteria, there is no guarantee that FDA requirements will not change between now and the time of our filing in the United States. We have not yet filed an MAA with the EMA for any of our product candidates. Depending on the data that may be required by the EMA for approval, we may be required to conduct substantial new research and development activities beyond those in which we currently plan to engage to obtain approval of our product candidates. Such additional new research and development activities would be costly and time consuming.

We are developing an auto-injector and higher-strength version of TransCon GH to facilitate the administration of the product by end-users and additional time may be required to obtain regulatory approval for our auto-injector or higher-strength version.

We are developing an auto-injector with Medicom Innovation Partner A/S to facilitate the administration of TransCon GH by patients. In addition, we are developing a drug delivery device with Ypsomed to facilitate the administration of TransCon PTH by patients. We anticipate the EMA, the FDA and other similar regulatory authorities will require a separate approval of our auto-injector and TransCon PTH drug delivery device that is in addition to the approval we are seeking for the drug component of TransCon GH and TransCon PTH. Because of our auto-injector and TransCon PTH drug delivery device, the FDA’s review of TransCon GH and/or TransCon PTH may include the participation of both the FDA’s Center for Drug Evaluation and Research and the FDA’s Center for Devices and Radiological Health, which may complicate or prolong the review, and in the EEA the EMA’s review may require the involvement of an EU Notified Body. As a result, we may experience delays for our auto-injector and TransCon GH and/or our drug delivery device of TransCon PTH and TransCon PTH.

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

Some participants in clinical trials of our product candidates have reported adverse events. As with all clinical trials, serious or severe adverse events may occur which may compromise the program. The FDA, EEA, and foreign regulatory authority regulations require that we report certain information about adverse medical events if those products may have caused or contributed to those adverse events, both during their development and after commercialization, if approved. The timing of our obligation to report is triggered by the date we become aware of the adverse event as well as the nature of the event. We may fail to report adverse events we become aware of within the prescribed timeframe. We may also fail to appreciate that we have become aware of a reportable adverse event, especially if it is not reported to us as an adverse event or if it is an adverse event that is unexpected or removed in time from the use of our products. If we fail to comply with our reporting obligations, the FDA, EEA Competent Authorities, or a foreign regulatory authority could take action, including criminal prosecution, the imposition of civil monetary penalties, seizure of our products or delay in approval or clearance of future products.

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

In the EEA, the EMA’s Committee for Orphan Medicinal Products grants orphan drug designation to promote the development of products that are intended for the diagnosis, prevention or treatment of life-threatening or chronically debilitating conditions affecting not more than five in 10,000 persons in the E.U. Community and for which no satisfactory method of diagnosis, prevention, or treatment has been authorized (or the product would be a significant benefit to those affected). Additionally, designation is granted for products intended for the diagnosis, prevention, or treatment of a life-threatening, seriously debilitating or serious and chronic condition and when, without incentives, it is unlikely that sales of the drug in the European Union would be sufficient to justify the necessary investment in developing the medicinal product. An E.U. orphan drug designation entitles a party to financial incentives such as reduction of fees or fee waivers and 10 years of market exclusivity is granted following medicinal product approval. This period may be reduced to six years if the orphan drug designation criteria are no longer met, including where it is shown that the product is sufficiently profitable not to justify maintenance of market exclusivity. Orphan drug designation must be requested before submitting an application for marketing approval. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. At this time, we do not have an Orphan Medicinal Product Designation for TransCon GH, or any of our other product candidates.

In the EEA, marketing authorization applications for new medicinal products not authorized have to include the results of studies conducted in the pediatric population, in compliance with a pediatric investigation plan, or PIP, agreed with the EMA’s Pediatric Committee, or PDCO. The PIP sets out the timing and measures proposed to generate data to support a pediatric indication of the drug for which marketing authorization is being sought. The PDCO can grant a deferral of the obligation to implement some or all of the measures of the PIP until there are sufficient data to demonstrate the efficacy and safety of the product in adults. Further, the obligation to provide pediatric clinical trial data can be waived by the PDCO when these data is not needed or appropriate because the product is likely to be ineffective or unsafe in children, the disease or condition for which the product is intended occurs only in adult populations, or when the product does not represent a significant therapeutic benefit over existing treatments for pediatric patients. Once the marketing authorization is obtained in all Member States of the European Union and study results are included in the product information, even when negative, the product is eligible for six months’ supplementary protection certificate extension. For orphan-designated medicinal products, the 10-year period of market exclusivity is extended to 12 years. At this time, we have not agreed to a PIP with the PDCO for TransCon GH, or any of our other product candidates.

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

In addition, the trend toward managed healthcare in the United States and the changes in health insurance programs, as well as legislative proposals to reform healthcare or reduce government insurance programs, may result in lower prices for pharmaceutical products, including any product that may be offered by us. In addition, any future regulatory change regarding the healthcare industry or third-party coverage and reimbursement may affect demand for any products that we may develop and could harm our sales and profitability. For example, in the United States, the Affordable Care Act was enacted in 2010 with a goal of reducing the cost of healthcare and substantially changing the way healthcare is financed by both government and private insurers. The Affordable Care Act, among other things, increased the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extended the rebate program to individuals enrolled in Medicaid managed care organizations, addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected, established annual fees and taxes on manufacturers of certain branded prescription drugs and medical devices, and created a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point- of-sale discounts, which, through subsequent legislative amendments, will be increased to 70%, starting in 2019, off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D.

We expect that the current presidential administration and U.S. Congress will likely continue to seek to modify, repeal, or otherwise invalidate all, or certain provisions of, the Affordable Care Act. Since taking office, President Trump has continued to support the repeal of all or portions of the Affordable Care Act. Most recently, the Tax Cuts and Jobs Act was enacted, which, among other things, removes penalties for not complying with the Affordable Care Act’s individual mandate to carry health insurance. There is still uncertainty with respect to the impact President Trump’s administration and the U.S. Congress may have, if any, and any changes will likely take time to unfold, and could have an impact on coverage and reimbursement for healthcare items and services covered by plans that were authorized by the Affordable Care Act. However, we cannot predict the ultimate content, timing or effect of any healthcare reform legislation or the impact of potential legislation on us.

In addition, other legislative changes have been proposed and adopted in the United States since the Affordable Care Act was enacted, including aggregate reductions of Medicare payments to providers of 2% per fiscal year, which went into effect on April 1, 2013 and will stay in effect through 2027 unless additional Congressional action is taken, further reductions to Medicare payments to several types of providers, including hospitals, and an increased statute of limitations period for the government to recover overpayments to providers from three to five years. Recently, there has also been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed bills designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for pharmaceutical products. Individual states in the United States have also become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

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

As of December 31, 2017, seventeen patents have been issued to us in the United States. Thirteen of these patents are directed to our TransCon technology and three are directed to TransCon GH. In addition, as of December 31, 2017, we have approximately 86 issued patents in jurisdictions outside of the United States, at least 54 of which are directed to our TransCon technology, and 22 of which are directed to our product candidates. As of December 31, 2017, our TransCon GH is covered by six different patent families and an additional nine patent families covering the auto-injector device, our TransCon PTH is covered by five different patent families and our TransCon CNP is covered by ten different patent families. Most members of these families are applications in an early stage, so it is impossible to make any statements regarding whether or not they will be granted. We are not aware of any challenge to our issued patents, in the United States, Europe or in any other jurisdiction.

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

The degree of future protection of our proprietary rights is uncertain. Patent protection may be unavailable or severely limited in some cases and may not adequately protect our rights or permit us to gain or keep our competitive advantage. For example:

•	we might not have been the first to invent or the first to file the inventions covered by each of our pending patent applications and issued patents;

•	others may independently develop similar or alternative technologies or duplicate any of our technologies;

•	the patents of others may have an adverse effect on our business;

•	any patents we obtain or our in-licensed issued patents may not encompass commercially viable products, may not provide us with any competitive advantages or may be challenged by third parties;

•	any patents we obtain or our in-licensed issued patents may not be valid or enforceable; or

•	we may not develop additional proprietary technologies that are patentable.

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

As of December 31, 2017, 52 of our employees work in Germany and are subject to German employment law. Ideas, developments, discoveries and inventions made by such employees are generally subject to the provisions of the German Act on Employees’ Inventions, which regulates the ownership of, and compensation for, inventions made by employees. Under this act, we face the risk that we may be required to pay additional compensation for assigned patent rights and disputes can occur between us and our employees or ex-employees pertaining to alleged non-adherence to the provisions of this act that may be costly to defend and consume our management’s time and efforts whether we prevail or fail in such dispute. In addition, under the German Act on Employees’ Inventions, certain employees may have retained rights to patents they invented or co-invented before October 2009. Although substantially all of these employees have assigned their interest in these patents to us, to the extent permitted by law, there is a risk that the compensation we provided to them may be deemed to be insufficient and we may be required under German law to increase the compensation due to such employees for the use of the patents. In those cases where employees have not assigned their interests to us, we may need to pay compensation for the use of those patents. If we are required to pay additional compensation or face other disputes under the German Act on Employees’ Inventions, our results of operations could be adversely affected.

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

The trading price of our ADSs could be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. These factors include those discussed in this “Risk Factors” section of this annual report and others such as:

•	results from, or any delays in, clinical trial programs relating to our product candidates, including clinical trials for TransCon GH, TransCon PTH and TransCon CNP;

•	our ability to commercialize or obtain regulatory approval for our product candidates, or delays in commercializing or obtaining regulatory approval;

•	announcements of regulatory approval or a complete response letter to our product candidates, or specific label indications or patient populations for its use, or changes or delays in the regulatory review process;

•	announcements relating to future collaborations or our existing collaborations, including decisions regarding the exercise by our collaboration partners of their options, if any, or any termination by them of their collaborations with us;

•	timing and amount of payments to us under our collaborations, if any;

•	announcements of therapeutic innovations or new products by us or our competitors;

•	announcements regarding the parent drugs that we use in developing our product candidates;

•	adverse actions taken by regulatory authorities with respect to our clinical trials, manufacturing supply chain or sales and marketing activities;

•	changes or developments in laws or regulations applicable to our product candidates;

•	any adverse changes to our relationship with any manufacturers or suppliers;

•	the success of our testing and clinical trials;

•	the success of our efforts to acquire or license or discover additional product candidates;

•	any intellectual property infringement actions in which we may become involved;

•	announcements concerning our competitors or the pharmaceutical industry in general;

•	achievement of expected product sales and profitability;

•	manufacture, supply or distribution shortages;

•	actual or anticipated fluctuations in our operating results;

•	EMA, FDA or other similar regulatory actions affecting us or our industry or other healthcare reform measures in the United States;

•	changes in financial estimates or recommendations by securities analysts;

•	trading volume of the ADSs;

•	sales of our ordinary shares and/or ADSs by us, our senior management and board members, holders of the ADSs or our shareholders in the future;

•	general economic and market conditions and overall fluctuations in the United States and international equity markets; and

•	the loss of any of our key scientific or senior management personnel.

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

Our senior management has broad discretion over the use of proceeds from our public offerings, and we could spend the proceeds from those public offerings in ways the holders of shares or ADSs may not agree with or that do not yield a favorable return, if at all. We currently intend to use substantially all of the net proceeds from those public offerings to support the clinical development and regulatory approval of TransCon GH, to fund development of our other rare disease endocrinology programs, including TransCon PTH and TransCon CNP, to identify and progress development of new product candidates including in new therapeutic areas, to strengthen our TransCon technology and for working capital and general corporate purposes. However, our use of these proceeds may differ substantially from our current plans. If we do not invest or apply these proceeds in ways that improve our operating results, we may fail to achieve expected financial results, which could cause the price of the ADSs to decline.

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

If our existing shareholders or holders of ADSs sell, or indicate an intention to sell, substantial amounts of our ordinary shares or ADSs in the public market, the trading price of our ADSs could decline. Based upon the number of shares outstanding as of March 1, 2018, we have outstanding a total of 41,523,765 ordinary shares. Of those shares, approximately 7,199,532 were owned by current board members, members of our senior management and their respective affiliates, or may otherwise be subject to Rule 144 under the Securities Act. In addition, pursuant to a registration statement on Form F-3 filed in February 2016, 5,825,730 of our ordinary shares are registered for resale by certain selling shareholders, including shareholders that are affiliated with members of our board of directors.

As of December 31, 2017, there were 4,621,154 warrants outstanding. If these warrants are exercised an additional 4,621,154 ordinary shares or ADSs will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules and Rule 144 and Rule 701 under the Securities Act. If these additional ordinary shares or ADSs are sold, or if it is perceived that they will be sold, in the public market, the trading price of the ADSs could decline. Any sales of securities by these security holders could have a negative effect on the trading price of the ADSs.

Our principal shareholders and senior management own a significant percentage of our shares and are able to exert significant control over matters subject to shareholder approval.

As of March 1, 2018 our senior management, board members, holders of 5% or more of our share capital and their respective affiliates beneficially own approximately 58.8% of our outstanding voting securities. As a result, these security holders have the ability either alone or voting together as a group to determine and/or significantly influence the outcome of matters submitted to our shareholders for approval, including the election and removal of board members, payment of dividends, amendments to our articles of association, including changes to our share capital or any mergers, demergers, liquidations and similar transactions. This may prevent or discourage unsolicited acquisition proposals or offers for our ordinary shares or ADSs that our shareholders or ADS holders may feel are in their best interest as a shareholder or holder of ADSs. In addition, this group of shareholders may have the ability to control our management and affairs. Such control and concentration of ownership may affect the market price of the ADSs and may discourage certain types of transactions, including those involving actual or potential change of control of us (whether through merger, consolidation, take-over or other business combination), which might otherwise have a positive effect on the market price of the ADSs.

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

We qualify as a foreign private issuer and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. We may no longer be a foreign private issuer as of June 30, 2018, which would require us to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers as of January 1, 2019. To maintain our current status as a foreign private issuer, either (a) a majority of our ordinary shares or ADSs must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our executive officers or directors may not be U.S. citizens or residents, (ii) more than 50% of our assets cannot be located in the United States and (iii) our business must not be administered principally inside the United States. If we lost this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and NASDAQ rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

We may be a “passive foreign investment company” for U.S. federal income tax purposes for our current taxable year and future taxable years, which could result in adverse U.S. federal income tax consequences to U.S. investors.

Under the Internal Revenue Code of 1986, as amended, the determination of passive foreign investment company, or PFIC, status is fact-specific, and generally cannot be made until the close of the taxable year in question. Although we do not believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2017, we may be a PFIC for our current taxable year and future taxable years. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during such year) is attributable to assets that produce or are held for the production of passive income. A separate determination must be made each taxable year as to whether we are a PFIC (after the close of each such taxable year). If we are a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10 E. Additional Information—Taxation—Material U.S. Federal Income Tax Consequences to U.S. Holders”) holds ordinary shares or ADSs, the U.S. Holder may be subject to adverse tax consequences, including (i) the treatment of all or a portion of any gain on disposition as ordinary income, (ii) the application of an interest charge with respect to such gain and certain dividends and (iii) compliance with certain reporting requirements. Each U.S. Holder is strongly urged to consult its tax advisor regarding these issues. See “Item 10 E. Additional Information—Taxation—Material U.S. Federal Income Tax Consequences to U.S. Holders.”

If a United States person is treated as owning at least 10% of our ordinary shares or ADSs, such holder may be subject to adverse U.S. federal income tax consequences.

If a U.S. Holder (as defined in “Item 10 E. Additional Information—Taxation—Material U.S. Federal Income Tax Consequences to U.S. Holders”) is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our ordinary shares or ADSs, such U.S. Holder may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group (if any). If our group includes one or more U.S. subsidiaries, certain of our non-U.S. subsidiaries could be treated as controlled foreign corporations (regardless of whether we are treated as a controlled foreign corporation). A United States shareholder of a controlled foreign corporation may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property by controlled foreign corporations, regardless of whether we make any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject you to significant monetary penalties and may prevent the statute of limitations from starting with respect to your U.S. federal income tax return for the year for which reporting was due. We cannot provide any assurances that we will assist investors in determining whether any of our non-U.S. subsidiaries are treated as a controlled foreign corporation or whether such investor is treated as a United States shareholder with respect to any of such controlled foreign corporations. Further, we cannot provide any assurances that we will furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax payment obligations. U.S. Holders should consult their tax advisors regarding the potential application of these rules to their investment in our ordinary shares or ADSs.

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

Overview

We are a biopharmaceutical company applying our innovative TransCon technology to build a leading, fully integrated rare disease company. We are developing a pipeline of prodrug therapies with potential best-in-class profiles to address significant unmet medical needs. We have created a portfolio of potential best-in-class rare disease endocrinology product candidates to address unmet medical needs by utilizing our TransCon technology with clinically validated parent drugs.

Our most advanced product candidate, TransCon Growth Hormone, or TransCon GH, is in development as a once-weekly therapy to treat growth hormone deficiency, or GHD, and other indications. In January 2018, we completed enrollment in the pivotal Phase 3 trial of TransCon GH, the global heiGHt Trial, in children with GHD. We anticipate top-line data from the ongoing heiGHt Trial in the first quarter of 2019. We believe that TransCon GH may offer a once-weekly therapy for pediatric GHD with comparable safety, efficacy and tolerability as currently approved daily recombinant human growth hormone, known as rhGH or GH. Clinical trials of TransCon GH have demonstrated a comparable efficacy, safety, tolerability and immunogenic profile to that of daily growth hormone. If approved, TransCon GH may reduce the burden of daily treatment by requiring significantly fewer injections, which may improve compliance and treatment outcomes.

We are also using our TransCon technology platform to develop TransCon PTH, which is designed as a once-daily long-acting injectable prodrug of parathyroid hormone, or PTH, as a potential treatment for hypoparathyroidism, or HP, a rare endocrine disorder of calcium and phosphate metabolism. We initiated a Phase 1 trial in healthy subjects in September 2017 and results from the ongoing study have reinforced findings from our preclinical research supporting the target product profile for this candidate. We believe our TransCon PTH may provide patients suffering from HP with a PTH replacement therapy that is designed to fully address all aspects of the disease more than standard of care or currently approved therapies.

We are also developing TransCon CNP for the treatment of achondroplasia, the most common form of dwarfism. Currently, there are no medical therapies for achondroplasia approved by the U.S. Food and Drug Administration, or FDA. TransCon CNP utilizes our TransCon technology platform to deliver a C-type natriuretic peptide, or CNP, analogue for potential treatment of achondroplasia. CNP as a therapeutic approach is supported by extensive preclinical and clinical data. In December 2017, we initiated regulatory filings in Australia to support a Phase 1 clinical trial in healthy subjects.

In addition to our wholly owned candidates in rare endocrine disorders, we have developed a pipeline of sustained release prodrug product candidates through strategic collaborations. These include TransCon anti-VEGF in the field of ophthalmology, which is partnered with Genentech, and the TransCon peptide program for treatment of diabetes, which is partnered with Sanofi. We are eligible to receive up to an aggregate of €200 million in development and regulatory milestone payments for products currently being developed under our collaboration agreements, as well as sales-based milestone payments and royalties on future net sales of products.

We believe that the effectiveness of our TransCon technology is supported by data from our preclinical research and the ongoing clinical programs, including our TransCon GH and TransCon PTH programs, as well findings from our ongoing development of other product candidates, including our multi-product collaborations with Sanofi and Genentech. We have applied the TransCon technology in combination with parent drugs with clinical proof of concept using our algorithm for creating products with the potential to be best-in-class in endocrinology rare diseases, and we will continue to apply this algorthim for product selection in new therapeutic areas. We believe this approach may reduce the risks associated with traditional drug development.

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

TransCon Product Candidate Pipeline

[1]	Based on market data and company estimates.

[2]	Includes all indications.

[3]	Based on treatment of ~25% of the U.S. patient population of ~80,000 patients.

When we apply our TransCon technology to already approved drug compounds, we may benefit from established clinical safety and efficacy data, which we believe reduces drug development risk.

We maintain an intellectual property portfolio comprising approximately 103 issued patents and approximately 203 patent applications as of December 31, 2017, with claims directed to composition of matter, process, formulation and/or methods-of-use for our product candidates, including a product-specific device and core TransCon technology. In addition, each of our collaboration partners has granted us rights that enable us to freely commercialize all improvements to the TransCon technology developed by our collaboration partners outside of the field identified in their respective collaboration agreements. We hold worldwide rights to our TransCon technology and have no third-party royalty or milestone payment obligations with respect to our TransCon technology or any of our product candidates. While our TransCon prodrugs may incorporate already approved parent drugs, each of our product candidates is a new molecular entity and is therefore eligible to be granted new intellectual property rights, including new composition of matter patents.

Our Strategy

Our goal is to leverage our TransCon technology to create a pipeline of proprietary products and form collaborations with market-leading biopharmaceutical companies to develop new products that incorporate our TransCon technology in therapeutic areas that are of strategic importance. Our approach to product innovation involves a focus on orphan drug indications that have an unmet medical need, have a clinically validated parent drug, are suitable to our TransCon Technology, have a clearly differentiated product, have a potential established development pathway and have a large potentially addressable market. We estimate that there are approximately 4,800 orphan drug designations and over 500 of those are for endocrine and metabolic disorders. We expect our current therapeutic focus on our rare disease endocrinology pipeline will provide important synergies, including expertise in endocrinology, a concentrated prescriber base, a patient-centric support system, reimbursement and payor knowledge and distribution networks. Key elements of our strategy to achieve this goal include:

•	identifying areas which can be addressed by leveraging our TransCon technology to create a pipeline of product candidates with best-in-class therapeutic profiles that address unmet medical needs where we believe our product candidates can compete well in the market and which have significant market potential;

•	advancing our pipeline of three rare disease endocrinology product candidates, and seeking to obtain regulatory approval for and launch of three product candidates with a greater than one-billion dollar market potential between 2020 and 2024;

•	continuing to establish strategic collaborations with market-leading biopharmaceutical companies; and

•	strengthening our leadership position in the field of long-acting prodrug technology through investments in our technology, manufacturing capabilities and know-how.

TransCon Technology

Overview

Our TransCon technology is designed to solve the fundamental limitations of previous approaches applied to extend duration of a drug’s action in the body, and to enhance the overall benefit of a given therapeutic. Many drugs suffer from suboptimal pharmacokinetics, short residence time in the body, poor tolerability at the administration site and/or systemic side effects that result from initial drug concentrations that are too high. Frequent administration and poor tolerability negatively impact patient compliance, potentially leading to suboptimal treatment outcomes. To address these issues, several approaches are currently being applied to improve drug characteristics, such as prodrug and sustained release technologies.

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

Our TransCon technology is differentiated in that it enables us to design long-acting prodrugs that predictably release an unmodified active parent drug. Our TransCon linkers predictably release an unmodified active parent drug at predetermined rates following first order kinetics, governed by physiological pH and temperature conditions. By optimizing the molecular structure of the linker, administration frequencies from daily up to half-yearly can be achieved. TransCon prodrugs may offer safety, efficacy and tolerability advantages over the original parent drug and as compared to other technologies used to extend drug residence time in the body. Depending upon the type of TransCon carrier we employ, we can design our TransCon prodrugs to act systemically or locally in areas that are difficult to treat with conventional therapies. In addition to retaining the original mode of action of the unmodified parent drug, we believe this predictable release may improve the likelihood of clinical development success.

Advantages of our TransCon Technology

We believe that our TransCon technology enables multiple therapeutic, drug development, regulatory and intellectual property benefits:

Efficacy

•	Same mode of action as parent drug

•	Predictable release of unmodified parent drug supporting daily to half-yearly administration

•	Enables localized or systemic drug exposure

•	Reduces dosing frequency to improve patient adherence and improve overall treatment outcomes

•	Dosing and release tailored to desired pharmacokinetic profile and potentially optimize effects of parent drug

Safety and Tolerability

•	Same established safety as parent drug with potential enhancements or improvement due to application of TransCon technology

•	Enables switch from continuous infusions to daily or less frequent subcutaneous injections

•	Immunogenic potential, or the ability of a substance to provoke an immune response, comparable to parent drug

Development and Regulatory

•	Higher development success rate when incorporating clinically validated parent drugs and potentially expedited development pathways due to leveraging existing knowledge regarding the parent drug

Intellectual Property

•	New composition of matter patents

TransCon Technology Components

Our TransCon prodrug product candidates consist of three components: the TransCon carrier, the TransCon linker and a parent drug.

Our TransCon carriers can be selected from our soluble or hydrogel carrier platforms. These carriers inactivate and protect the parent drug through a shielding effect, which prevents rapid excretion and degradation of the parent drug. The parent drug is connected to the carrier via the TransCon linker, which is designed to release the drug at a predictable and predetermined rate, enabling release of unmodified active parent drug with up to half-yearly administration. The TransCon linker is designed to remain attached to the TransCon carrier after release of the parent drug. Our broad selection of TransCon linkers, in combination with our soluble and hydrogel carriers, provides us with a powerful and flexible technology that we leverage to design best-in-class therapeutics aimed at multi-billion dollar markets. The following illustration depicts how the TransCon technology transforms a parent drug into a prodrug:

TransCon Linkers

Our TransCon linkers are reversible linkers that enable the transient conjugation of a broad range of therapeutics, including proteins, peptides and small molecules, to our TransCon carriers. We have a large library of TransCon linkers that are applicable to various types of parent drugs, and that can be tailored to achieve half-life extension enabling daily, weekly, monthly and half-yearly dosing, and customize the pharmacokinetic, or PK, profile for each individual product candidate to optimize therapeutic effect. TransCon linkers are self-cleaving through a process called intra-molecular assisted cleavage, which causes the linker to release the unmodified parent drug. We can tailor the release properties of the linker to a given therapeutic indication and parent drug by modifying the linker structures. We believe the self-cleaving process of our linker avoids many of the shortcomings of conventional prodrug technologies, which often depend on metabolic processes, such as enzymatic degradation, to convert the prodrug into the active drug. The rate of metabolic conversion of prodrugs in these types of processes may differ between patients, and even within different tissues in the same patient. As a result, conventional prodrugs do not offer predictable release of the parent drug. Our TransCon linkers predictably release an unmodified active parent drug at predetermined rates governed by physiological pH and temperature conditions, which are tightly regulated in the body. Consequently, we can design our prodrugs to release the unmodified parent drug at predictable rates.

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

•	Our TransCon soluble carriers are used for providing systemic drug exposure and are based on soluble compounds such as polyethylene glycol, or PEG, or other natural or synthetic polymers. Prodrugs created using our soluble carriers are readily absorbed into the bloodstream after administration, thus minimizing exposure of the subcutaneous tissue to active drug, which we believe may improve injection site tolerability. Our most advanced product candidates, TransCon GH, TransCon PTH and TransCon CNP, utilize PEG as a carrier molecule. PEG is widely used to alter the pharmacokinetic or pharmacodynamic properties of marketed therapeutics.

•	Our TransCon hydrogel carriers are being developed to provide either localized or systemic drug exposure. Our proprietary TransCon hydrogel is designed to be biocompatible and self-eliminating, and consists of microparticles that allow for highly efficient drug loading into the hydrogel via our TransCon linkers. The PEG-based TransCon hydrogel is pre-formed and subsequently loaded with the parent drug, which can prevent adverse modification of the drug during manufacturing of the hydrogel. This process is proprietary, and we believe our granted patents prevent our competitors from creating prodrugs based on preformed hydrogels. Our current TransCon hydrogels are PEG-based and we are developing hydrogels based on hyaluronic acid and other biopolymers. Our TransCon hydrogel is designed to self-eliminate to soluble, biocompatible molecules after the drug payload has been released. We and our collaboration partners are developing certain of the TransCon hydrogel carriers in both systemic and localized drug delivery applications.

Parent drug

Our TransCon technology is applicable across a broad range of therapeutic classes, and is currently used to create superior long-acting product candidates based on proteins, peptides and small molecules. By primarily focusing on biological targets that have been clinically validated, we can leverage available knowledge regarding a target’s activity. Based on this selective approach, we know what drug levels must be maintained in the body for optimal efficacy and safety, and we can design the release half-life and dosing frequency of our TransCon prodrugs to maintain these levels to achieve the desired pharmacological effect. We move a product candidate into development after it demonstrates a superior profile to such medicines or drugs in animal models that we believe correlate to human clinical experience. Furthermore, based on the established translational relationships between preclinical animal models and clinical efficacy, we believe experimental results generated in validated animal models are highly predictive of clinical results and reduce the development risk of our TransCon prodrugs. This strategy is designed to reduce risk and increase productivity.

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

TransCon Product Candidates

TransCon Growth Hormone (GH)

Market Opportunity in GHD

GHD is a serious orphan disease that affects both children and adults. Children with GHD are characterized by short stature, metabolic abnormalities, cognitive deficiencies and poor quality of life. GHD in adults is associated with increased adiposity, or fat mass, as well as psychiatric-cognitive, cardiovascular, muscular, metabolic and skeletal abnormalities. The current standard of care for GHD is daily subcutaneous injections of GH. Daily therapy with GH has been shown to increase growth and improve metabolic effects, including reducing adiposity and improving cardiovascular health. These therapies have been shown to be safe, well-tolerated and essentially pain-free upon injection.

Patients treated with daily GH typically receive thousands of injections over the course of many years. Growth hormone deficient children who are fully in adherence with their daily treatment regimen may achieve a height in adulthood that is comparable to that of their family members and national norms. In therapy-compliant adults with GHD, daily subcutaneous injections of GH have resulted in improved body composition parameters, bone density, cardiovascular outcomes and quality of life.

Despite the demonstrated benefits of GH therapy, published studies have shown that the majority of patients on a daily GH regimen are not fully compliant with their daily dosing schedule, and therefore fail to achieve expected treatment outcomes. For example, in a study published in PLOS One, in 2011, 66% of the patients missed more than one injection on average per week, leading to significant reductions in the degree of growth in pediatric patients. Reducing injection frequency is associated with better compliance and may improve height velocity for patients experiencing poor compliance with daily injections.

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

Since the introduction of GH in 1981, many of the world’s largest pharmaceutical companies have developed and now market daily growth hormone products. All currently marketed GH products in the United States, Norditropin® (Novo Nordisk A/S), Humatrope® (Eli Lilly and Company), Nutropin AQ® (Genentech), Genotropin® (Pfizer Inc.), Saizen® (Merck Serono S.A.), Zomacton® (Ferring Pharmaceuticals, Inc.) and Omnitrope® (Sandoz GmbH), contain unmodified GH and are administered by daily subcutaneous injections. The global market for daily GH products is dominated by Novo Nordisk, Pfizer, Eli Lilly, Sandoz, Merck KGaA and Roche, which together account for approximately 95% of global market share.

Primary indications for GH in children are GHD, idiopathic short stature, chronic kidney disease, Prader-Willi syndrome, small for gestational age and Turner syndrome. In adults, primary indications for GH include GHD and AIDS-induced weight loss. Pediatric indications comprise up to 90% of the total GH market, of which approximately half is for GHD.

Global annual sales from currently marketed daily GH injections are estimated $3.5 billion in 2014. We believe a significant market opportunity exists for a long-acting version of GH with comparable efficacy, safety and tolerability as daily growth hormone products. We are developing TransCon GH as a once-weekly therapy with a target profile designed to have comparable efficacy, safety and tolerability to daily GH.

Competitive Landscape for Long-Acting Growth Hormone

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

Approaches to developing a long-acting GH or GH analogs use technologies that generally fall into two categories: encapsulation and permanent GH modification:

•	Two long-acting GH products using encapsulation technologies have received regulatory approval by FDA or EMA: Nutropin Depot®, formerly marketed by Genentech, and Somatropin Biopartners developed by LG Life Sciences and Biopartners GmbH. These products are associated with nodule formation, erythema, or redness of skin, itching, bruising, as well as pain during and after injection. In addition, high levels of antidrug antibodies have been observed following administration of these drugs to patients. We believe that the lack of market acceptance is a result of the various safety and tolerability issues that tend to arise with encapsulation technologies.

•	Modification technologies prolong growth hormone activity in the body by creating analogs of growth hormone through permanent modification of the growth hormone molecule. This modification may alter the molecular size and interaction with the growth hormone receptor and/or change the natural association affinity to endogenous proteins, as well as the distribution in the body. These changes may alter and reduce the efficacy of these drugs compared to unmodified daily growth hormone and may also negatively impact the drug’s safety.

Previous attempts to develop a long-acting GH by utilizing permanent modification of growth hormone have failed due to regulatory, safety, efficacy and manufacturing hurdles.

There are currently no long-acting growth hormone treatment options available in the United States or Europe. GeneScience Pharmaceuticals Co., Ltd., Genexine Inc., JCR Pharmaceuticals Co., Ltd., Novo Nordisk A/S, and OPKO Health, Inc., are developing long-acting growth hormone analogs based on permanent modification of growth hormone.

In addition to the currently approved and marketed daily growth hormone therapies, there are a variety of experimental growth hormone therapies in different stages of clinical development by various companies, including Bioton S.A., Critical Pharmaceuticals, Ltd., Dong-A Pharmaceutical, and all of the global and regional pharmaceutical companies with existing growth hormone franchises.

Our Solution: TransCon GH

TransCon GH is a novel long-acting prodrug of GH that is designed to maintain the same mode of action as daily therapies. Clinical studies of TransCon GH have demonstrated an efficacy, safety, tolerability and immunogenic profile that is comparable to that of daily growth hormone. TransCon GH addresses the highest priority unmet medical need in growth hormone therapy by reducing the number of injections patients require, while leveraging the over 30 year history of safety and efficacy that has been established with unmodified daily GH products.

TransCon GH is essentially inactive when administered. Our technology is designed to restore full activity of the parent growth hormone when the unmodified growth hormone is released from the prodrug. The TransCon linker releases the unmodified growth hormone at a predictable release enabling weekly dosing. We have conducted biopotency assays and generated mass spectrometry profiles demonstrating that the bioactivity and structure of growth hormone released from TransCon GH is comparable to the growth hormone in marketed growth hormone products administered as daily injections. As such, we expect our once-weekly TransCon GH to have the same mode of action and distribution into key growth hormone-responsive tissues, such as brain, bone, muscle, liver and fat tissue, as the GH administered from daily injections and endogenous growth hormone. We use daily growth hormone as an active comparator in our clinical studies, allowing us to directly compare the activity of TransCon GH to daily growth hormone in an identical clinical setting.

Clinical Development of TransCon GH for Pediatric GHD

Our TransCon GH product candidate is in Phase 3 development for pediatric GHD. In January 2018, we completed enrollment of the global Phase 3 TransCon GH heiGHt Trial in children with GHD. The heiGHt Trial is a randomized, open-label, active-controlled Phase 3 registration trial that has enrolled 161 children with GHD who have not previously been treated. Subjects receive either once-weekly TransCon GH (0.24 mg/kg/week) or daily injections of Genotropin® at 34 µg/kg/day (0.24 mg/kg/week) with a 2:1 randomization. The primary endpoint of the trial is annualized height velocity after 52 weeks of treatment. The primary statistical analysis will be a non-inferiority analysis comparing the two arms. Other key endpoints include annualized height velocity at earlier time points, change in height standard deviation scores over 52 weeks, change in serum insulin-like growth factor I (IGF-1) and insulin-like growth factor-binding protein 3 (IGFBP-3) levels, change in IGF-1 standard deviation scores and IGFBP-3 standard deviation scores, and normalization of IGF-1 standard deviation scores. Top-line results are anticipated in the first quarter of 2019 and we expect efficacy and safety database lock for our regulatory filings with the FDA and European Medicines Agency to occur in the third quarter of 2019.

In October 2017, we initiated an additional Phase 3 trial, the fliGHt (switch) Trial, which is designed to evaluate TransCon GH in subjects who have been previously treated with daily GH. In this single arm open-label trial, subjects would switch from daily growth hormone therapy to weekly TransCon GH with a primary objective of determining the safety and tolerability of TransCon GH in subjects with pediatric GHD. At the request of the FDA to evaluate TransCon GH in children younger than three years, we may also enroll subjects younger than three years of age who may be treatment-naïve. We plan to enroll approximately 150 subjects and complete enrollment by the third quarter of 2018.

Subjects completing either the heiGHt or fliGHt Trials may also enroll in an open-label extension study, the enliGHten Trial, in which we expect the vast majority of subjects finishing the heiGHt and fliGHt Trials to enroll. The enliGHten Trial is designed to provide long-term safety data in approximately 300 subjects to support the potential future regulatory filings for TransCon GH. We initiated the enliGHten Trial in 2017 as the first subjects began to roll over from the heiGHt Trial.

Results from Phase 2 trial in pediatric subjects with GHD

We have previously conducted an active-controlled Phase 2 trial that demonstrated TransCon GH was comparable to daily GH in 53 treatment-naïve, pre-pubertal children with GHD. The Phase 2 trial was designed to evaluate the safety, tolerability, pharmacokinetics, pharmacodynamics and efficacy of TransCon GH. This 6-month multi-center, randomized, open-label trial compared three dose levels of TransCon GH (0.14; 0.21; and 0.30 mg GH/kg/week), administered once per week, to Genotropin at 30 µg/kg/day (0.21 mg GH/kg/week), administered as a daily injection. The primary efficacy endpoint was annualized mean height velocity at six months.

Mean annualized height velocities among the three dosing levels administered weekly were 11.9 cm for the 0.14 mg/kg/week dose, 12.9 cm for the 0.21 mg/kg/week dose, and 13.9 cm for the 0.30 mg/kg/week dose, which were comparable to 11.6 cm for the active comparator, daily injections of Genotropin at a 0.21 mg/kg/week dose.

Figure 2. Annualized six-month height velocity (N=53) of three dose-levels of TransCon GH administered once per week (at doses of 0.14, 0.21 and 0.30 mg GH/kg/week), against an active control group comprising Genotropin® (0.21 mg GH/kg/week), administered as injections once per day (0.03 mg GH/kg/day) for seven days.

The Phase 2 pediatric trial profiled IGF-1 levels, the primary biomarker for GHD, during week 13. This profile demonstrated dose-proportionality in IGF-1 levels between the three TransCon GH doses. The normal range for IGF-1 in children varies with age, so IGF-1 levels are expressed as IGF-1 standard deviation scores, or IGF-1 SDS, which enables the comparison of IGF-1 responses for children across age ranges. The normal range is defined as IGF-1 SDS between -2 and +2 SDS. The mean IGF-1 response for all TransCon GH dose levels were maintained in the normal range. Transient point values of IGF-1 SDS > +2 were observed in a small number of subjects and only in the high-dose treatment arm. These results are consistent with published data evaluating the effects of comparable doses of daily GH on IGF-1. There were no reports of safety issues in connection with these transient elevations.

Figure 3. IGF-1 profiles during Week 13 following weekly subcutaneous administration of TransCon GH (at doses of 0.14 mg, 0.21 mg and 0.30 mg GH/kg/week). Dose dependent IGF-1 response observed. Error bars +Standard Error of the Mean.

The Phase 2 pediatric trial measured blood levels of GH released from TransCon GH and daily GH during week 13. Consistent with previous clinical studies of TransCon GH, this profile demonstrated a dose-proportional increase in unmodified growth hormone following administration of the three dose levels of TransCon GH, and, as illustrated in Figure 4, the maximum blood concentration of unmodified GH released from TransCon GH was comparable to the levels achieved by the corresponding amount of GH given as daily injections.

Figure 4. GH profiles during Week 13 following weekly subcutaneous administration of TransCon GH (0.21 mg GH/kg/week) or daily subcutaneous administration of Genotropin (30 µg/kg/day). Error bars +Standard Error of the Mean

There were over 1,100 TransCon GH injections in our Phase 2 pediatric trial and the safety of TransCon GH was comparable to Genotropin. There was one reported case of an inguinal hernia, which was deemed unlikely to be related to the study drug, and there were no other reports of serious or unexpected adverse events. The adverse events observed were consistent with daily GH therapy and not different between cohorts. Injection site reactions were generally mild and transient and we observed no incidences of injection site nodule formation or lipoatrophy. TransCon GH showed low immunogenicity comparable to levels reported for daily GH therapies, with no neutralizing antibodies.

In addition, we are developing a state-of-the-art auto-injector for administration of TransCon GH that is designed to be easy-to-use in the pediatric population and leverages proven technologies. The device has a single low-volume injection for most patients of less than 0.6 mL, requires a small needle that is 31 gauge, four millimeters in length and comparable to needles used to administer daily GH. Furthermore the device provides for room temperature storage, includes an empty-all design, is expected to last for at least four years and will be enabled for Bluetooth connectivity. We have conducted human factor studies in over 100 subjects and incorporated the findings into our design of the auto-injector. We are also working on strategies that will enable the auto-injector to integrate with the digital healthcare system including connectivity features and an ability for automated data capture. We expect to introduce the auto-injector during our long-term extension trial for TransCon GH, the enliGHten Trial, and to make it available to patients in conjunction with a potential commercial launch.

Clinical Development of TransCon GH in Adults

We have previously conducted trials of TransCon GH in adults and intend to pursue development of TransCon GH in adult GHD. We have completed several Phase 1 trials in healthy subjects.

In September 2011, we reported data following the completion of a Phase 2 European, multi-center, multiple dose, open-label, active-controlled, study to examine the safety, tolerability, pharmacokinetics and pharmacodynamics in 37 adult male and female subjects with GHD.

In this study, serum levels of free GH and TransCon GH increased proportionally with the administered dose. The maximum serum concentration of GH released from TransCon GH was comparable to the levels achieved by the corresponding amount of GH given as daily injections. The GH profiles during Week 4 following weekly subcutaneous administration of TransCon GH or daily subcutaneous administration of Omnitrope® (0.006 mg hGH/kg/day, equivalent to 0.04 mg hGH/kg/week) demonstrated good dose proportionality between TransCon GH dose groups, with peak serum concentrations of GH being comparable between dose matched TransCon GH and daily GH (0.04 mg GH/kg/week).

TransCon GH also elicited an IGF-1 response that was similar to the IGF-1 response of the same cumulative dose of GH administered as daily injections over a week. Importantly, the IGF-1 response at Week 1 and Week 4 were similar and without significant accumulation.

In addition to demonstrating similar maximum GH and resulting IGF-1 concentrations when administered at the same cumulative weekly dose, the exposure to GH and IGF-1 over one week, as judged by AUC, or Area-Under-the-Curve, was similar between TransCon GH and daily GH.

In this study, adverse events were comparable to the incidence and type generally expected when GH is administered to adults with GHD. Only mild and transient injection site reactions were observed across all treatment groups with no difference between treatment groups, including daily GH.

No treatment-emergent anti-GH antibody formation was observed during this multiple-dose study. Importantly, we did not observe any injection site lipoatrophy following repeated injections of TransCon GH. We believe the PK and pharmacodynamics, or PD, data gathered in our Phase 2 multi-dose study in adult subjects supports the desired once-weekly dosing regimen and confirms the favorable safety profile of TransCon GH previously observed in Phase 1 studies.

We are currently evaluating clinical development plans for TransCon GH in adult GHD and we intend to initiate a follow-up clinical trial in the future. We are also considering other potential indications for TransCon GH where a long-acting GH therapy may offer a best-in-class option for patients suffering with rare growth disorders.

We currently retain world-wide commercial rights to TransCon GH, and may consider forming strategic alliances, creating joint ventures or entering into licensing arrangements with third parties in key geographies where we believe a collaboration partner can aid in the development, regulatory approval and commercialization of TransCon GH.

TransCon PTH

Market Opportunity in Hypoparathyroidism

Hypoparathyroidism (HP) is a rare endocrine disorder characterized by deficient or absent parathyroid hormone (PTH) affecting approximately 80,000 patients in the United States. The most common cause in approximately 75% of cases is inadvertent removal or damage to the parathyroid tissue during neck surgery. Patients with HP cannot adequately regulate calcium and phosphate metabolism and suffer from low calcium and elevated phosphate levels in the blood. The condition results in a diverse range of physical, cognitive and emotional symptoms, including psychiatric disorders, depression, basal ganglia calcifications, lenticular and arterial calcifications. Sustained hypocalcemia manifests clinically as perioral numbness, paresthesias, “brain fog,” and carpopedal muscle spasms, in addition to the serious and potentially life-threatening laryngeal spasm, tetany, and seizures.

PTH controls serum calcium several mechanisms. PTH acts to release calcium from the skeleton and in the kidney to reabsorb calcium from the urine. In addition, PTH facilitates the conversion of 1,25 dihydroxyvitamin D-3 to the active form, which in turn acts on the intestines to increase calcium absorption. Through these primary pathways, calcium homeostasis is maintained.

Standard of care (SOC) today for HP patients primarily consists of oral calcium and active vitamin D supplementation. However, since PTH is not present at the kidney to facilitate calcium reabsorption from the urine, the goal of SOC is to maintain serum calcium (sCa) levels just below or within the lower part of the normal range (8.5-10.5 mg/dL, or 2.125-2.625 mmol/L), and thereby limit as much as possible the damage from excess urinary calcium. Nonetheless, SOC frequently leads to significant sCa fluctuations accompanied by symptomatic hyper- or hypocalcemia. In addition, SOC is associated with long-term complications such as worsened hypercalciuria and ectopic calcifications, the latter a consequence of an elevated calcium x phosphate product (CxP). SOC with calcium and active vitamin D have been shown to contribute to the risk of renal disease.

HP also poses a high burden on the healthcare system despite current standard of care. For example, one survey of 374 patients showed that 72% experienced more than 10 symptoms in the preceding 12 months, with symptoms experienced for a mean of 13 ± 9 hours a day. Patients often experience decreased quality of life. Other studies showed that 79% of HP cases require hospitalizations and that patients with the disorder results have a four-fold increase in the risk of renal disease compared to healthy controls.

In 2015, Natpara, PTH(1-84), was approved for once-daily subcutaneous injection as an adjunct to vitamin D and calcium in patients with hypoparathyroidism. Natpara has not demonstrated an ability to reduce incidences of hypercalcemia, hypocalcemia or hypercalciuria relative to conventional therapy in treated patients. Teriparatide, PTH(1-34), approved since 2002 for the treatment of osteoporosis, has historically been used for treatment of hypoparathyroidism using multiple daily injections, despite not being approved for this indication. Clinical research conducted by the NIH of subjects receiving continuous exposure to PTH(1-34), administered by an infusion pump, has demonstrated simultaneous normalization of sCa and urinary calcium, as well as normalization of bone turnover.

Our Solution: TransCon PTH

TransCon PTH is designed as a novel long-acting injectable prodrug of parathyroid hormone, or PTH, dosed once-daily to achieve and maintain a steady concentration of PTH in the bloodstream within the normal range, at levels similar to those observed in healthy individuals. TransCon PTH is designed to restore physiologic levels of PTH 24 hours per day, thereby more fully addressing all aspects of the disease including normalizing serum and urinary calcium and serum phosphate levels. Pharmacokinetic data from the ongoing Phase 1 trial of TransCon PTH in healthy subjects demonstrated a half-life of approximately 60 hours, supporting an infusion-like profile with daily administration. This half-life is a substantial increase compared to PTH(1-34) and PTH(1-84), both of which after subcutaneous administration to humans have half-lives of only a few hours.

With once-daily dosing, we believe this substantial half-life extension of PTH could reflect more closely the physiological levels of PTH observed in healthy individuals, and maintain blood calcium levels and normalize urinary calcium excretion, an improvement over what is currently feasible with existing approved therapies. Pharmacokinetic data from multiple ascending dose (MAD) cohorts in our ongoing Phase 1 trial of TransCon PTH in healthy subjects demonstrated an infusion-like profile. By providing steady levels of PTH in the physiological range, we believe TransCon PTH can address the fundamental limitations of short acting PTH molecules, such as Natpara, or PTH(1-84), and Forteo, or PTH(1-34) and become a highly differentiated therapy for HP.

Development of TransCon PTH

We have conducted extensive preclinical research to evaluate the PK and PD effects of TransCon PTH and establish the appropriate TransCon prodrug release kinetics and dosing regimen to deliver an infusion-like profile in rat and monkeys. These studies enabled us to model the effects of TransCon PTH in healthy adults in order to guide our clinical program.

In September 2017, we initiated a Phase 1 randomized, single and multiple ascending dose trial to evaluate the safety tolerability, pharmacodynamics and pharmacokinetics of TransCon PTH in healthy adults. Primary objectives of the trial include to assess the safety and tolerability of single and 10 multiple daily doses of TransCon PTH in healthy adults. Secondary objectives of this trial includes, evaluation of pharmacodynamics including serum calcium, down regulation of endogenous PTH(1-84), and bone markers; pharmacokinetics following single and multiple daily doses of TransCon PTH; assessment of whether TransCon PTH treatment effects urine calcium excretion; incidence of anti-PTH and anti-PEG antibodies.

Data from SAD cohorts of TransCon PTH led to sustained and dose-dependent elevations of serum calcium lasting more than 72 hours with low inter-subject variability. This dose-dependent response and low inter-subject variability suggests the ability to titrate and individualize dosing in patients. TransCon PTH also demonstrated the expected effects on renal calcium reabsorption based on fractional excretion and down regulation of endogenous PTH(1-84).

The desired profile observed in the SAD cohorts was confirmed in the MAD cohorts. Following 10 repeated doses, free PTH demonstrated a flat, influsion-like profile with very low inter-patient variability .

Figure 1: PK after 10 days of TransCon PTH 12 µg per day (n=8). TransCon PTH daily dosing for 10 days provided a flat infusion-like profile with a low PTH peak-to-trough ratio at day 10.

In addition, the TransCon PTH PK translated into a predictable sCa response, suggesting the ability to titrate patients with HP into the normal calcemic range, consistent with preclinical data.

Figure 2: Serum calcium over 10 days of TransCon PTH (n=8/group). TransCon PTH daily dosing for 10 days provided a dose-dependent increase of serum calcium.

TransCon PTH also demonstrated the expected effect on renal calcium reabsorption, and maintained a normal fractional excretion of calcium, even in the presence of hypercalcemia, predicting control of both serum and urine calcium.

Figure 3: Control of urinary calcium with a single dose of TransCon PTH 100 µg (n=8). Despite serum calcium at 11 mg/dL, fractional calcium excretion remained normal and below the 6.5% range reported for healthy subjects clamped to serum Ca of 10.3 mg/dL2, reflecting potent renal calcium reabsorption.

We expect full data from the ongoing Phase 1 trial in the second quarter of 2018. If our Phase 1 trial of TransCon PTH is successful, based in part on the extensive clinical experience of PTH(1-34) and PTH(1-84), we expect to advance TransCon PTH directly into Phase 3 development in the first quarter of 2019, after consultations with the FDA and the European Medicines Agency.

TransCon CNP

Market Opportunity in Achondroplasia

Achondroplasia is the most common form of dwarfism affecting approximately 250,000 patients worldwide. Achondroplasia results in severe skeletal complications and comorbidities, including spinal stenosis due to premature fusion of the foramen magnum, sleep apnea, and chronic ear infections. Patients often face multiple surgeries to alleviate its many complications. There are currently no FDA-approved pharmacological treatments for achondroplasia.

Achondroplasia is caused by an autosomal dominant activating mutation in fibroblast growth factor receptor 3, or FGFR3 that leads to an imbalance in the effects of the FGFR3 and C-type natriuretic peptide (CNP) signaling pathways. In achondroplasia, mutations in FGFR3 result in constitutive activation, suppressing the proliferation and differentiation of chondrocytes resulting in improper cartilage to bone conversion in the growth plate.

Preclinical and clinical data show that the CNP pathway stimulates growth and increased CNP helps to counteract the effects of the FGFR3 mutation downstream. Administration of CNP to patients with achondroplasia and in animal models of achondroplasia, has been found to stimulate growth. Clinical proof-of-principle was recently obtained for vosoritide, a once-daily formulation of CNP. In April 2016, BioMarin Pharmaceuticals announced that its Phase 2 trial has shown that daily injections of the CNP analogue, vosoritide, in children with achondroplasia increased height velocity by approximately 50% after 12 months of treatment. Together, these results indicate that treatment with systemic CNP is a promising therapeutic strategy for achondroplasia.

Our Solution: TransCon CNP

Endogenous CNP has an extremely short half-life of only approximately two minutes. Vosoritide, a CNP analogue, has been developed to provide better stability of CNP, and has a half-life of about 20 minutes. However, short-acting CNP analogues that result in high Cmax levels may cause adverse cardiovascular effects. As achondroplasia is caused by an FGFR3 mutation that chronically inhibits growth, we expect a more constant CNP exposure to correlate with better therapeutic outcomes.

TransCon CNP is designed to optimize CNP efficacy with a well-tolerated and convenient once-weekly dosage by maintaining sustained therapeutic CNP levels that are hemodynamically safe. TransCon CNP is designed to provide effective shielding of CNP from neutral endopeptidase degradation in subcutaneous tissue and the blood compartment, minimize binding of CNP to the NPR-C receptor to decrease clearance and reduce binding of CNP to the NPR-B receptor in the cardiovascular system to avoid hypotension.

Our preclinical development demonstrated that combining TransCon technology with CNP creates a prodrug that slowly releases unmodified CNP resulting in a half-life in primates of approximately 72 hours, representing a more than 1,000 fold longer half-life than native CNP. This is a substantial increase compared to both wild-type CNP and vosoritide, which have half-lives of approximately 2 and 20 minutes, respectively. We believe this will enable weekly administration of TransCon CNP, avoiding the high concentrations of CNP that may cause adverse cardiovascular effects, while maintaining efficacious CNP levels. The goal is to provide a safer and more efficacious therapy for achondroplasia than daily administration of short-acting CNP analogues.

Preclinical studies of TransCon CNP support this target product profile, and have demonstrated a dose-dependent effect on growth without adverse cardiovascular effects in therapeutic relevant doses. In addition, TransCon CNP has demonstrated the potential to address the more disabling co-morbidities such as spinal stenosis in a mouse model of achondroplasia. We believe TransCon CNP may provide enhanced efficacy with improved safety and convenience for not only achondroplasia, but also other FGFR-related rare diseases.

Development of TransCon CNP

We completed a preclinical juvenile primate study comparing weekly TransCon CNP to an approximately three times higher cumulative daily dose of a synthesized molecule with the same amino acid sequence as vosoritide. Based on data from this study, both TransCon CNP and the synthesized molecule with the same amino acid sequence as vosoritide demonstrated a trend of increased bone growth over vehicle-treated monkeys.

We are expanding our manufacturing capabilities to support continued development of TransCon CNP. In addition, we initiated regulatory filings for TransCon CNP in the fourth quarter of 2017 to support a Phase 1 trial in healthy subjects to establish a tolerable dose range. The Phase 1 trial is to be conducted in Australia in healthy subjects and is planned to initiate dosing in the second quarter of 2018, with data expected in the fourth quarter of 2018.

Strategic Collaborations

We also engage in multi-product strategic collaborations with market-leading biopharmaceutical companies to further monetize our TransCon technology platform beyond our internal, wholly-owned product candidates, particularly into therapeutics areas where we believe a partner may have more expertise, capability and capital. In addition, we may choose to pursue a collaboration to develop and market our internal, wholly-owned product candidates in geographic markets outside our core focus of the United States and Europe.

Outside rare endocrine disorders, we currently have multi-product collaborations with market-leading pharmaceutical companies who are applying our TransCon technology to build a pipeline of sustained release prodrug product candidates. These include collaborations with Genentech in the field of ophthalmology, and Sanofi in the field of diabetes.

Sanofi: TransCon Peptides

Overview and Market Opportunities

Together with our collaboration partner, Sanofi, we are developing TransCon peptides for the treatment of diabetes, a major cause of morbidity and mortality across the world. The current standard of care for diabetes often includes daily injections. Compliance and adherence to such regimens are poor due to the burden of daily injections. According to the WHO, diabetes is a global epidemic with 347 million people worldwide having diabetes. The diabetes market is expected to increase due in part to increasing obesity rates.

Our Solution: TransCon Peptides

With our collaboration partner, Sanofi, we are researching and developing long-acting TransCon prodrugs for the treatment of diabetes. Our TransCon prodrugs are designed to enable safe and efficacious levels of unmodified drug and provide extended dosing profiles. Sanofi is currently evaluating the safety and efficacy of various TransCon prodrug candidates for the treatment of diabetes.

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

Genentech: TransCon anti-VEGF

Overview and Market Opportunity

TransCon anti-VEGF is a novel compound designed to support up to half-yearly injection of anti-VEGF. Anti-VEGF, also known as anti-vascular endothelial growth factor, therapy currently requires periodic intravitreal injections, or injections into the back of the eye. Lucentis® is the first anti-VEGF indicated for neovascular wet age-related macular degeneration, macular edema following retinal vein occlusion and diabetic macular edema, and has been transformative in the treatment of these diseases. Prior to the introduction of Lucentis®, most patients experienced progressive and inevitable vision loss. Now patients routinely gain back significant vision and maintain those gains for several years. By working together with Genentech and combining the TransCon technology with anti-VEGF, we seek to continue to lead innovation in this therapeutic category by significantly reducing the injection frequency and associated patient burden.

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

Our Solution: TransCon anti-VEGF

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

TransCon anti-VEGF is a novel prodrug designed to support up to half-yearly administration frequency, and to provide the same or improved efficacy compared to current intravitreal anti-VEGF injections. Genentech is currently evaluating the safety of various TransCon anti-VEGF prodrug candidates for intravitreal administration.

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

In consideration for these licenses, Genentech paid us a non-refundable up-front technology license fee of $20 million (€15 million), and we are eligible to receive milestone payments upon Genentech’s achievement of specified development milestones and upon the achievement of the first commercial sale in certain specified markets. For each therapeutic or prophylactic compound containing (i) our TransCon technology licensed under this agreement and (ii) ranibizumab, the milestone payments shall not exceed $100 million (~€75 million), and for each such compound not containing ranibizumab, the milestone payments under this agreement shall not exceed $80 million (~€60 million). For products commercialized under this agreement, we are also eligible to receive tiered royalties on net sales, subject to customary reductions and offsets. For therapeutic or prophylactic compounds containing ranibizumab, these tiered royalties are at percentages in the mid-single digits but not exceeding the low-teen digits and, for other therapeutic or prophylactic compounds not containing ranibizumab, these tiered royalties are at percentages in the mid-single digit range. Genentech also provides funding for our research and development activities under an agreed-upon plan.

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

Competition

NOF Manufacturing and Supply Agreement

On December 21, 2017, we entered into a multi-year Manufacturing and Supply Agreement (the “NOF Agreement”) with NOF Corporation (“NOF”). Under the NOF Agreement, NOF has agreed to manufacture and supply the mPEG Linker (the “NOF Product”) for our TransCon GH product candidate. We have agreed to purchase certain quantities of NOF Product. We may purchase NOF Product from other manufacturers and are not obligated to purchase NOF Product from NOF, other than certain quantities that have been forecasted by us in accordance with a mandatory rolling forecast that we must deliver to NOF from time to time.

The NOF Agreement is effective as of December 21, 2017. The initial term of the NOF Agreement terminates on December 31, 2025 unless earlier terminated. The parties may extend the initial term of NOF Agreement pursuant to a written agreement until five years following the finalization of NOF’s capacity expansion. After the expiration of the initial term of the NOF Agreement, the NOF Agreement continues until it is terminated. The NOF Agreement may be terminated (i) by either party for the other party’s assignment of the NOF Agreement for the benefit of creditors, insolvency, bankruptcy, liquidation, dissolution, or the taking of any action by the other party under an act for relief from creditors, (ii) by either party for the other party’s uncured material breach, (iii) by us after the initial term of the NOF Agreement with one year written notice, or (iv) by mutual agreement of the parties. In addition, the NOF Agreement may be terminated by us in the event of a change of fifty percent or more of the direct or indirect ownership of NOF or manufacturing facilities relevant to the NOF Agreement, if such ownership goes to a third party materially involved in the treatment of growth related disorders in humans. The NOF Agreement may also be terminated by either party for a continuing event of force majeure.

The NOF Agreement contains, among other provisions customary representations and warranties by us and NOF, grants certain limited license rights related to either party’s intellectual property in connection with the manufacturing and supply of NOF Product, provides for certain indemnification rights in favor of both parties and customary confidentiality provisions.

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

As of December 31, 2017, we own a total of 57 patent families, of which 22 are currently in their priority year or international phase and we own several granted patents in the United States (17), Europe (5), Australia (20), Canada (7), China (7), Israel (6), New Zealand (3), Japan (10), Mexico (9), Singapore (3), Russia (3) and South Africa (9) and have approximately 203 pending national/regional applications in a total of 19 jurisdictions (excluding the member states of the European Patent Convention in which our European patents were validated).

So far none of our granted patents has been subject to opposition proceedings, appeals or similar actions aiming at revoking or restricting the scope of a granted patent.

The patent portfolios for the fields containing our most advanced product candidates as of December 31, 2017 are summarized below and the expected expiration dates included in the summary below do not give effect to patent term extensions that may be available.

TransCon GH

Our patent portfolio related to TransCon GH includes six patent families relating to different aspects of TransCon GH and an additional nine patent families covering various aspects of the auto-injector device for administration of TransCon GH. The first of these patent families is a composition of matter patent family directed to the particular stoichiometry of TransCon GH and a related TransCon carrier. As of December 31, 2017, this patent family included patents granted in Europe and the United States and a patent application in Europe. We expect any patents granted in this patent family to expire in October 2024.

The second of these patent families is a composition of matter patent family directed to a TransCon linker used in TransCon GH. As of December 31, 2017, this patent family included patents granted in the United States, Australia, Canada, Japan and Mexico and included patent applications in Europe, the United States, and Brazil. We expect any patents granted in this patent family to expire in March 2025.

The third of these patent families is a composition of matter patent family directed to a broad class of TransCon GH lead candidate structures. As of December 31, 2017, this patent family included patents granted in the United States, Europe, Australia, Canada, China, Israel, India, Japan, Mexico, Russia and South Africa and included patent applications in Europe, the United States, Brazil, Canada, India, Japan, Mexico and Russia. We expect any patents granted in this patent family to expire in April 2029.

The fourth of these patent families is a composition of matter patent family directed to specific dry pharmaceutical compositions comprising TransCon GH. As of December 31, 2017, this patent family included patents granted in the United States, Australia, Israel, Mexico, Singapore and South Africa and included patent applications in Europe, the United States, Brazil, Canada, China and India. We expect any patents granted in this patent family to expire in December 2030.

The fifth of these patent families is a composition of matter patent family directed to a broad class of TransCon GH lead candidate structures. As of December 31, 2017, this patent family included patent applications in the United States, Europe, Australia, Brazil, Canada, Israel, Japan, South Korea, Mexico, New Zealand, Russia, Singapore and South Africa. We expect any patents granted in this patent family to expire in November 2035.

The sixth of these patent families is directed to a particular dosage regiment for long-acting growth hormone formulations. As of December 31, 2017, this patent family included patent applications in the United States and in Europe. We expect any patents granted in this patent family to expire in November 2035.

TransCon PTH

Our patent portfolio related to TransCon PTH includes five patent families relating to different aspects of TransCon PTH. The first of these patent families is a composition of matter patent family directed to the TransCon linker used in TransCon PTH. As of December 31, 2017, this patent family included granted patents in the United States, Australia, Canada, China, Israel, Japan, Mexico and South Africa and included patent applications in Europe, the United States, the United Arab Emirates, Brazil, Mexico and Russia. We expect any patents granted in this family to expire in January 2029.

The second of these patent families is a composition of matter patent family directed to a broad class of TransCon PTH candidate structures. As of December 31, 2017, this patent family consists of an international patent application. We expect any patents granted in this patent family to expire in February 2037.

The third and fourth of these patent families are method of treatment patent families directed to a particular dosage regimen. As of December 31, 2017, these patent families consist of an international patent application. We expect any patents granted in this patent family to expire in September 2037.

The fifth of these patent families is a composition of matter family directed to PTH compounds exhibiting a beneficial pharmacokinetic profile. As of December 31, 2017, this patent family consists of an international patent application. We expect any patents granted in this patent family to expire in September 2037.

TransCon CNP

Our patent portfolio related to TransCon CNP includes ten patent families relating to different aspects of TransCon CNP. The first of these patent families is a composition of matter patent family directed to the particular stoichiometry of TransCon CNP and a related TransCon carrier. As of December 31, 2017, this patent family included patents granted in Europe and the United States and a patent application in Europe. We expect any patents granted in this patent family to expire in October 2024.

The second of these patent families is a composition of matter patent family directed to the TransCon linker used in TransCon CNP. As of December 31, 2017, this patent family included granted patents in the United States, Australia, Canada, China, Israel, Japan, Mexico and South Africa and included patent applications in Europe, the United States, the United Arab Emirates, Brazil, Mexico and Russia. We expect any patents granted in this family to expire in January 2029.

The third of these patent families is a composition of matter patent family directed to a broad class of TransCon CNP candidate structures. As of December 31, 2017, this patent family included patent applications in the United States, Europe, Australia, Brazil, Canada, China, Israel, India, Japan, South Korea, Mexico, Malaysia, New Zealand, Russia, Singapore, Thailand and South Africa. We expect any patents granted in this patent family to expire in January 2036.

The fourth to the ninth patent family are composition of matter patent families directed various CNP compounds having beneficial properties. As of December 31, 2017, these patent families consist of international patent applications. We expect any patents granted in this patent family to expire in January 2037.

The tenth patent family covers a combination therapy of TransCon CNP. As of December 31, 2017, this patent family consists of an international patent application. We expect any patents granted from this patent family to expire in September 2037.

Field of Diabetes

In the field of diabetes, our patent portfolio related to TransCon product candidates under development with our collaboration partner, Sanofi, includes four product-specific patent families previously sold to Sanofi and four technology-patent families owned by us and out-licensed to Sanofi. The first patent family owned by us is referred to as our AP006 patent family and this patent family is a composition of matter patent family broadly directed to one of our TransCon linkers. This patent family relates to our TransCon technologies and product candidates in the diabetes and ocular fields, among others. As of December 31, 2017, this patent family included patents granted in the United States, Australia, Canada, China, Israel, Japan, Mexico and South Africa and included patent applications in Europe, the United States, the United Arab Emirates, Brazil, Mexico and Russia. We expect any patents granted in this patent family to expire in January 2029.

The second patent family owned by us is referred to as our AP003 patent family and this patent family is a combination of a composition of matter and a process patent family directed to particular TransCon hydrogels. This patent family relates to our TransCon technologies and product candidates in the diabetes field. As of December 31, 2017, this patent family included two patents granted in the United States and included patent applications in Europe and the United States. We expect any patents granted in this patent family to expire in October 2024.

The third patent family is a composition of matter patent family also directed to a PEG-based hydrogel comprising certain backbone and crosslinker structures. As of December 31, 2017, this patent family included patents granted in Australia, Canada, China, Israel, Japan, South Korea, Mexico, Malaysia, New Zealand, Russia, Singapore and South Africa, and included patent applications in Europe, the United States, Brazil, Indonesia, India and Thailand. We expect any patents granted in this patent family to expire in July 2030.

The fourth patent family owned by us is referred to as our AP019 patent family and this patent family is a process patent family directed to the sterilization of TransCon hydrogels. As of December 31, 2017, this patent family included patents granted in the United States, Australia, China, Israel, Japan, South Korea, Mexico, Malaysia, New Zealand, Russia, Singapore and South Africa, and included patent applications in Europe, Brazil, Canada, Indonesia, India and Thailand. We expect any patents granted in this patent family to expire in October 2030.

Field of Ophthalmology

Our patent portfolio related to our work in the ophthalmology field includes three patent families, one of which is our AP006 patent family which is described above and two product-related patent families, one of which is exclusively out-licensed to our collaboration partner, Genentech. Other than the AP006 patent family described above, our patent families related to our work in the ocular fields are described in this section below.

The first patent family is a composition of matter patent family directed to the general concept of using hydrogel prodrugs for the treatment of ocular diseases. As of December 31, 2017, this patent family included granted patents in Australia, New Zealand and South Africa and included patent applications in Europe, the United States, Brazil, Canada, Israel, South Korea, Mexico, Malaysia and Singapore. We expect any patents granted in this patent family to expire in October 2032.

The second patent family, which is exclusively out-licensed to Genentech, is a composition of matter patent family directed to a broad class of TransCon prodrugs of vascular endothelial growth factor neutralizing drugs. As of December 31, 2017, this patent family included one granted patent in South Africa and included patent applications in Europe, the United States, Australia, Brazil, Canada, Israel, Japan, South Korea, Mexico, Malaysia, New Zealand, Russia and Singapore. We expect any patents granted in this patent family to expire in October 2033.

TransCon Technology

Our patent portfolio also includes patents and patent applications generally relating to our TransCon technology, including TransCon linkers, TransCon carriers and certain soluble conjugates. We own an aggregate of ten patent families relating to TransCon linkers, the material components of which are described above. We own an aggregate of seven patent families relating to TransCon carriers, the material components of which are described above. Finally, we own a composition of matter patent family that is directed to soluble conjugates in which one drug molecule is connected to one TransCon carrier molecule. As of December 31, 2017, this patent family included patents in Europe and the United States and patent applications in Europe. We expect any patents granted in this patent family to expire in October 2024.

Laws and Regulations Regarding Patent Terms

The term of individual patents depends upon the legal term of the patents in the countries in which they are obtained. In most countries in which we file, the patent term is 20 years from the earliest date of filing a non-provisional patent application. In the United States, a patent term may be shortened if a patent is terminally disclaimed over another patent or if there are delays in patent prosecution by the patentee. A patent’s term may be lengthened by a patent term adjustment, which compensates a patentee for administrative delays by the USPTO in granting a patent. The patent term of a European patent is 20 years from its filing date, which, unlike in the United States, is not subject to patent term adjustments.

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

We are developing an auto-injector with Medicom Innovation Partner A/S to facilitate the administration of TransCon GH by end-users. We anticipate the EMA, the FDA and other similar regulatory authorities will require a separate approval of our auto-injector that is in addition to the approval we are seeking for the drug component of TransCon GH. Typically, the FDA’s Office of Combination Products assigns a combination product to a specific Agency Center as the lead reviewer after an applicant submits a Request for a Designation. The FDA determines which Center will lead a product’s review based upon the product’s primary mode of action. Depending on the type of combination product, its approval, clearance or licensure may usually be obtained through the submission of a single marketing application. However, the FDA sometimes will require separate marketing applications for individual constituent parts of the combination product which may require additional time, effort, and information. Even when a single marketing application is required for a combination product, such as an NDA for the a combination pharmaceutical and device product, both the FDA’s Center for Drug Evaluation and Research and the FDA’s Center for Devices and Radiological Health may participate in the review. An applicant will also need to discuss with the Agency how to apply certain premarket requirements and post-marketing regulatory requirements, including conduct of clinical trials, adverse event reporting and good manufacturing practices, to their combination product.

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

Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the product and finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, the manufacturer must develop methods for testing the identity, strength, quality and purity of the final product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

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

Post-Approval Requirements

Drugs manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA and other government authorities, including, among other things, requirements relating to recordkeeping, periodic reporting, product sampling and distribution, advertising and promotion and reporting of adverse experiences with the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims are subject to prior FDA review and approval. There also are continuing, annual program fee requirements for any marketed products.

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

Pediatric Exclusivity

Pediatric exclusivity is a type of non-patent exclusivity in the United States and, if granted, provides for the attachment of an additional six months of marketing protection to the term of any existing regulatory exclusivity, including the five-year and three-year non-patent and orphan exclusivity. This six-month exclusivity may be granted if an NDA sponsor submits pediatric data that fairly respond to a written request from the FDA for such data. The data do not need to show the product to be effective in the pediatric population studied; rather, if the clinical study is deemed to fairly respond to the FDA’s request, the additional protection is granted. If reports of FDA-requested pediatric studies are submitted to and accepted by the FDA within the statutory time limits, whatever statutory or regulatory periods of exclusivity or patent protection cover the product are extended by six months. This is not a patent term extension, but it effectively extends the regulatory period during which the FDA cannot approve another application relying on the NDA sponsor’s data.

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

Healthcare Reform

A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Government authorities and other third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medical products. For example, in March 2010, the Affordable Care Act was enacted, which, among other things, increased the minimum Medicaid rebates owed by most manufacturers under the Medicaid Drug Rebate Program, addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected, extended the Medicaid Drug Rebate Program to utilization of prescriptions of individuals enrolled in Medicaid managed care plans, imposed mandatory discounts for certain Medicare Part D beneficiaries, subjected drug manufacturers to new annual fees based on pharmaceutical companies’ share of sales to federal healthcare programs and imposed an annual excise tax of 2.3% on any entity that manufactures or imports medical devices, which was subsequently suspended until January 1, 2020.

On August 2, 2011, the Budget Control Act of 2011 created measures for spending reductions by Congress. These measures include aggregate reductions of Medicare payments to providers of 2% per fiscal year, which went into effect on April 1, 2013 and will stay in effect through 2027 unless additional Congressional action is taken. On January 2, 2013, the American Taxpayer Relief Act was signed into law, which, among other things, further reduced Medicare payments to several types of providers, including hospitals, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. Recently there has also been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed bills designed to, among other things, reform government program reimbursement methodologies. Individual states in the United States have also become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

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

Our headquarters are located at Tuborg Boulevard 5, DK-2900 Hellerup, Denmark, where we lease approximately 1,645 square meters of office space. The lease commenced on December 1, 2015 and can be terminated at the earliest on November 30, 2022. In addition, we have entered into a lease of approximately 7,339 square meters at Tuborg Boulevard 12, DK-2900 Hellerup, Denmark. This lease will commence on July 1, 2018 and can be terminated at the earliest on July 1, 2024 for 1,223 square meters and on July 1, 2026 for 6,116 square meters.

We maintain a research facility in Heidelberg, Germany, where we lease 1,547 square meters of office and laboratory space. The lease for our Heidelberg facility is renewed for 24 months periods, the next reneval per January 31, 2019.

In Palo Alto, California, we have leased 170 square meters of office space pursuant to a lease that expires on May 3, 2018, and 465 square meters of office space pursuant to a lease that expires on March 15, 2021, which may be extended for three years at our option, subject to certain conditions. In addition, we have entered into a new lease of 1,136 square meters of office space, commencing on May 1, 2018 and expiring on April 30, 2022.

We believe that our existing facilities, including the new leases to commence in 2018, are adequate for our near-term needs. We believe that suitable additional or alternative space would be available if required in the future on commercially reasonable terms.

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

Overview

We are a biopharmaceutical company applying our innovative TransCon technology to build a leading, fully integrated rare disease company. We are developing a pipeline of prodrug therapies with potential best-in-class profiles to address significant unmet medical needs. We have created a portfolio of potential best-in-class rare disease endocrinology product candidates to address unmet medical needs by utilizing our TransCon technology with clinically validated parent drugs.

Our most advanced product candidate, TransCon Growth Hormone, or TransCon GH, is in development as a once-weekly therapy to treat growth hormone deficiency, or GHD, and other indications. In January 2018, we completed enrollment in the pivotal phase 3 trial of TransCon GH, the global heiGHt Trial, in children with GHD. We anticipate top-line data from the ongoing heiGHt Trial in the first quarter of 2019. We believe that TransCon GH may offer a once-weekly therapy for pediatric growth hormone deficiency with comparable safety, efficacy and tolerability as currently approved daily recombinant human growth hormone, known as rhGH or GH. Clinical trials of TransCon GH have demonstrated a comparable efficacy, safety, tolerability and immunogenic profile to that of daily growth hormone. If approved, TransCon GH may reduce the burden of daily treatment by requiring significantly fewer injections, which may improve compliance and treatment outcomes.

We are also using our TransCon technology platform to develop TransCon PTH, which is designed as a once-daily long-acting injectable prodrug of parathyroid hormone, or PTH, as a potential treatment for hypoparathyroidism, a rare endocrine disorder of calcium and phosphate metabolism. We initiated a Phase 1 trial in healthy subjects in September 2017 and results from the ongoing study have reinforced findings from our preclinical research supporting the target product profile for this candidate. We believe our TransCon PTH may provide patients suffering from hypoparathyroidism with a PTH replacement therapy that is designed to fully address all aspects of the disease more than standard of care or currently approved therapies.

We are also developing TransCon CNP, for the treatment of achondroplasia, the most common form of dwarfism. Currently, there are no medical therapies for achondroplasia approved by the U.S. Food and Drug Administration, or FDA. TransCon CNP utilizes our TransCon technology platform to deliver a C-type natriuretic peptide, or CNP, analogue for potential treatment of achondroplasia. CNP as a therapeutic approach is supported by extensive preclinical and clinical data. In December 2017, we initiated regulatory filings in Australia to support a Phase 1 clinical trial in healthy subjects.

In addition to our wholly owned candidates in rare endocrine disorders, we have developed a pipeline of sustained release prodrug product candidates through strategic collaborations. These include TransCon anti-VEGF in the field of ophthalmology, which is partnered with Genentech, and the TransCon peptide program for treatment of diabetes, which is partnered with Sanofi. We are eligible to receive up to an aggregate of €200 million in development and regulatory milestone payments for products currently being developed under our collaboration agreements, as well as sales-based milestone payments and royalties on future net sales of products.

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

We had a net loss of €123.9 million for the year ended December 31, 2017 compared to a net loss of €68.5 million for the year ended December 31, 2016, and a net loss of €32.9 million for the year ended December 31, 2015. Our total equity was €187.2 million as of December 31, 2017 compared to €176.6 million as of December 31, 2016. We have not generated royalties or revenues from product sales, and do not expect to generate royalties or revenues from product sales prior to regulatory approval of any of our product candidates.

We believe that at some point in the future we will need substantial additional capital to support our operating activities and adequate funding may not be available to us on acceptable terms, or at all.

We anticipate that our expenses will increase substantially in the future as we:

•	pursue clinical development, and commercialization of TransCon GH for the treatment of pediatric GHD and other potential indications;

•	pursue clinical development of TransCon PTH for the treatment of hypoparathyroidism and clinical development of TransCon CNP for the treatment of achondroplasia and other FGFR-related rare diseases;

•	identify and progress development of new product candidates including in new therapeutic areas;

•	continue to invest in our TransCon technology, including our intellectual property, our lab, clinical and commercial scale manufacturing capabilities and our methods and know-how;

•	hire additional personnel, particularly in our research and development, clinical supply and quality control groups;

•	add operational, financial and management information systems and related finance and compliance personnel; and

•	continue to operate as a public company.

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

In consideration for these licenses, Genentech paid us a non-refundable up-front technology license fee of $20.0 million (€15.0 million), and we are eligible to receive milestone payments upon Genentech’s achievement of specified development milestones and upon the achievement of the first commercial sale in certain specified markets. For each therapeutic or prophylactic compound containing (i) our TransCon technology licensed under this agreement and (ii) ranibizumab, the milestone payments shall not exceed $100 million (~€75 million), and for each such compound not containing ranibizumab, the milestone payments under this agreement shall not exceed $80 million (~€60 million). For products commercialized under this agreement, we are also eligible to receive tiered royalties on net sales, subject to customary reductions and offsets. For therapeutic or prophylactic compounds containing ranibizumab, these tiered royalties are at percentages in the mid-single digits but not exceeding the low-teen digits and, for other of therapeutic or prophylactic compounds not containing ranibizumab, these tiered royalties are at percentages in the mid-single digit range. Genentech also provides funding for our research and development activities under an agreed-upon plan.

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

In addition to the revenue that we have generated from our collaborations, we may also generate revenue for services performed on feasibility studies for potential partners to evaluate if our TransCon technology enables certain advantages for their product candidates of interest. Such feasibility studies may be structured as short-term agreements with fixed fees for the work that we perform.

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

Government grants are recognized when there is reasonable assurance that the conditions underlying the grant have been met and that the grant will be received. We did not receive any government grants in 2017, 2016 or 2015. Government grants to cover research and development costs incurred are recognized as a reduction of research and development costs proportionally over the periods during which the related research and development expenses are incurred.

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

For the year ended December 31, 2017, we incurred direct and indirect research and development costs of €67.0 million and €32.6 million, respectively, compared to €41.6 million and €24.4 million, respectively, for the year ended December 31, 2016 and €26.5 million and €14.0 million, respectively, for the year ended December 31, 2015.

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

Results of Operations

Comparison of the years ended December 31, 2017, 2016 and 2015:

	Year Ended December 31,
	2017	2016	2015
	(EUR’000)	(EUR’000)	(EUR’000)
Revenue	1,530	4,606	8,118
Research and development costs	(99,589)	(66,022)	(40,528)
General and administrative expenses	(13,482)	(11,504)	(9,415)

Operating profit / (loss)	(111,541)	(72,920)	(41,825)

Finance income	923	7,300	11,048
Finance expenses	(13,756)	(3,112)	(2,797)

Profit / (loss) before tax	(124,374)	(68,732)	(33,574)

Tax on profit / (loss) for the year	477	227	652

Net profit / (loss) for the year	(123,897)	(68,505)	(32,922)

Revenue

The following table summarizes our revenue for the years ended December 31, 2017, 2016 and 2015:

	Year Ended December 31,
	2017	2016	2015
	(EUR’000)	(EUR’000)	(EUR’000)
Revenue from the rendering of services	1,530	1,628	3,192
License income	—	2,978	4,926

Total revenue	1,530	4,606	8,118

Revenue for the year ended December 31, 2017 was €1.5 million, a decrease of €3.1 million, or 67%, compared to €4.6 million for the year ended December 31, 2016. This change was due to a decrease of €3.0 million in license income, as the recognition of deferred income under our initial collaboration with Genentech had been completed by the end of 2016, and a decrease of €0.1 million in revenue from rendering of services under the same collaboration, due to fewer services rendered by us.

Revenue for the year ended December 31, 2016 was €4.6 million, a decrease of €3.5 million, or 43%, compared to €8.1 million for the year ended December 31, 2015. This change was primarily driven by a decrease of €2.7 million in revenue from our collaboration with Genentech, caused by an extension of the period over which the license income will be recognized and fewer services rendered by us. Revenue from our collaboration with Sanofi decreased by €0.5 million due to fewer services rendered by us and revenue from other collaborations decreased by €0.3 million compared to the same period in 2015.

As of December 31, 2017, we had no deferred income arising from collaboration agreements compared to €0.1 million and €3.1 million as of December 31, 2016 and 2015, respectively. This deferred income is recognized as revenue as we and our collaboration partners advance the projects that are subject to our collaborations.

Research and Development Costs

Research and development costs were €99.6 million for the year ended December 31, 2017, an increase of €33.6 million, or 51%, compared to €66.0 million for the year ended December 31, 2016. This change was primarily attributable to a €12.5 million increase in external development costs related to our ongoing pivotal global Phase 3 heiGHt study of TransCon hGH and related manufacturing costs for this product candidate, including development of the auto-injector to facilitate the administration of TransCon hGH by patients. External development costs to TransCon PTH and TransCon CNP increased by €7.4 million and €5.2 million, respectively, reflecting the continued development and progress with these two product candidates, including initiation of a Phase 1 study with TransCon PTH in September 2017. Other research and development costs increased by €8.5 million, primarily driven by an increase in personnel costs of €6.5 million and travel expenses of €0.7 million due to an increase in the number of employees in research and development functions, but also a €0.6 million increase in consultancy costs. General costs, such as rent and facility costs, IT costs and depreciation increased by €0.7 million. Research and development costs included non-cash share-based payment of €4.8 million for the year ended December 31, 2017, compared to €3.7 million for the year ended December 31, 2016.

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

General and Administrative Expenses

General and administrative expenses were €13.5 million for the year ended December 31, 2017, an increase of €2.0 million, or 17%, compared to €11.5 million for the year ended December 31, 2016. The increase is primarily due to an increase in personnel costs of €1.6 million, primarily related to non-cash share-based compensation and an increase in investor relations, travel and other costs. General and administrative expenses included non-cash share-based payment of €4.9 million for the year ended December 31, 2017, compared to €3.6 million for the year ended December 31, 2016.

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

Finance Income and Finance Expenses

Finance income was €0.9 million for the year ended December 31, 2017, a decrease of €6.4 million compared to €7.3 million for the year ended December 31, 2016. Finance expenses were €13.8 million for the year ended December 31, 2017, an increase of €10.7 million compared to €3.1 million for the year ended December 31, 2016. The €17.0 million increase in net finance expenses was due to negative exchange rate fluctuations, primarily between the U.S. Dollar and Euro in 2017, whereas the U.S. Dollar strengthened against the Euro during the year ended December 31, 2016. The impact of exchange rate fluctuations is primarily related to our cash position in U.S. Dollar. We seek to minimize our exchange rate risk by maintaining cash positions in the currencies in which we expect to incur the majority of our future expenses and we make payments from those positions.

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

Tax on Profit / (Loss) for the Year

Tax for the year ended December 31, 2017 was a net tax credit of €0.5 million, compared to a net tax credit of €0.2 million for the year ended December 31, 2016. Under Danish tax legislation, tax losses may be partly refunded by the tax authorities to the extent such tax losses arise from research and development activities. For the year ended December 31, 2017, the jointly taxed Danish entities had a tax loss, and accordingly, were entitled to a tax refund of approximately €0.7 million. The tax for the year ended December 31, 2017 further comprised a tax provision of €0.3 million related to our subsidiary in Germany and a net tax credit of €0.1 million related to our subsidiary in the United States.

Tax for the year ended December 31, 2016 was a net tax credit of €0.2 million, compared to a net tax credit of €0.7 million for the year ended December 31, 2015. Under Danish tax legislation, tax losses may be partly refunded by the tax authorities to the extent such tax losses arise from research and development activities. For the year ended December 31, 2016, the jointly taxed Danish entities had a tax loss, and accordingly, were entitled to a tax refund of approximately €0.7 million. The tax for the year ended December 31, 2016 further comprised tax provisions of €0.4 million and €0.1 million related to our subsidiaries in Germany and in the United States, respectively.

At December 31, 2017, 2016 and 2015, we had net deferred tax assets of €52.7 million, €27.5 million, and €14.1 million, respectively, which were not recognized in the consolidated statement of financial position due to uncertainties relating to the future utilization. The increase in the unrecognized deferred tax asset can primarily be attributed to an increase in tax losses carried forward. The deferred tax asset can be carried forward without timing limitations. For tax losses carried forward, certain limitations exist for amounts to be utilized each year.

Quantitative and Qualitative Disclosures about Market Risk

Our activities primarily expose us to the financial risks of changes in foreign currency exchange rates and interest rates. We do not enter into derivative financial instruments to manage our exposure to such risks.

Foreign Currency Risk

We are exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the U.S. Dollar, the British Pound and the Danish Krone. Our functional currency is the Euro, but we have received payments in U.S. Dollars under our collaborations. Further, the proceeds from our Series D financing in November 2014, our IPO in February 2015 and our follow-on offerings in October and November 2016 and in September and October 2017 were in U.S. dollars. We seek to minimize our exchange rate risk by maintaining cash positions in the currencies in which we expect to incur the majority of our future expenses and we make payments from those reserves. As required under IFRS, we perform an analysis and report on our foreign currency exposure on an annual basis. At December 31, 2017, the net carrying amount of our monetary assets and liabilities was €181.2 million, and we held $183.4 million denominated in U.S. Dollars, primarily related to the proceeds from the follow-on offering completed in October 2017.

A sensitivity analysis of our exposure to the U.S. Dollar based on outstanding foreign currency denominated monetary items as of December 31, 2017 shows that a strengthening of the U.S. Dollar against the Euro by 10% would increase net profit or loss and equity by €18.3 million. A 10% weakening of the U.S. Dollar against the Euro would decrease net profit or loss and equity by a similar amount.

A sensitivity analysis of our exposure to the U.S. Dollar based on outstanding foreign currency denominated monetary items as of December 31, 2016 shows that a strengthening of the U.S. Dollar against the Euro by 10% would increase net profit or loss and equity by €11.9 million. A 10% weakening of the U.S. Dollar against the Euro would decrease net profit or loss and equity by a similar amount.

A sensitivity analysis of our exposure to the U.S. Dollar based on outstanding foreign currency denominated monetary items as of December 31, 2015 shows that a strengthening of the U.S. Dollar against the Euro by 10% would increase net profit or loss and equity by €6.7 million. A 10% weakening of the U.S. Dollar against the Euro would decrease net profit or loss and equity by a similar amount.

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

Liquidity Risk

We manage our liquidity risk by maintaining adequate cash reserves and banking facilities, and by continuously monitoring our cash forecasts and actual cash flows, and by matching the maturity profiles of financial assets and liabilities. Based on our current operating plan, we believe that our existing cash and cash equivalents as of December 31, 2017 are sufficient to meet our projected cash requirements for at least the 12 months from the date of this annual report.

Critical Accounting Policies and Estimates

Our consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB. A description of our accounting policies is provided in the Accounting Policies section of the audited consolidated financial statements as of and for the years ended December 31, 2017, 2016 and 2015 included elsewhere in this annual report. In the application of our accounting policies, we are required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. In some instances, we could have reasonably used different accounting estimates, and in other instances changes in the accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ significantly from the estimates we have made. To the extent that there are material differences between these estimates and actual results, our future financial statement presentation, financial conditions, results of operations and cash flows will be affected.

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

We recognize compensation costs related to these warrants based on the estimated fair value of the awards on the date of grant, net of estimated forfeitures. We estimate the grant date fair value, and the resulting share-based payment expense, using the Black-Scholes option-pricing model. The grant date fair value of the share-based awards is generally recognized on an accelerated basis over the requisite service period, i.e. each tranche of a warrant grant is treated separately for expense recognition purposes. Accordingly, each warrant grant is treated in up to 48 tranches, which are each recognized over the expected useful life of that particular tranche. Because our company’s warrants vest on a monthly basis over periods up to 48 months, a higher percentage of total expense is recognized in the initial years after the grant date. Share-based payment expense was €9.7 million, €7.3 million and €1.7 million for the years ended December 31, 2017, 2016 and 2015, respectively.

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

For valuations after the completion of our initial public offering, our board of directors determines the fair value of our ordinary shares based on the closing price of the ADSs as reported on the date of grant.

The intrinsic value of all outstanding warrants as of December 31, 2017 was €73.0 million based on the market price of our ADSs of $40.06.

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

Impairment of Goodwill

As required under IFRS, we perform an impairment test of goodwill on an annual basis, or more frequently to the extent indicators of impairment exist. For the years ended December 31, 2017, 2016 and 2015, the recoverable amount of goodwill has been determined based on fair value less cost to sell. We determined the fair value of goodwill based on the market price of our ADSs and the total outstanding number of shares. No indicators of impairment were identified as of December 31, 2017.

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

As of December 31, 2017, we had cash and cash equivalents totaling €195.4 million. We have funded our operations primarily through issuance of our preference shares, ordinary shares and convertible debt securities and payments to us under our collaboration agreements. Our expenditures are primarily related to research and development activities and general and administrative activities to support research and development. We do not have any debt to third parties.

On February 2, 2015, we announced the closing of our initial public offering, with net proceeds of $111.5 million (or €101.4 million at such date) after deducting underwriting commissions and offering expenses. On October 24, 2016, we completed a follow-on public offering of ADSs, with net proceeds of $111.7 million (or €102.6 million), after deducting underwriters’ commissions and offering expenses. On November 2, 2016, we completed the partial exercise of the underwriters’ option to purchase additional ADSs, with net proceeds of $15.4 million (or €14.0 million) after deducting underwriters’ commissions and offering expenses payable by us. On September 29, 2017, we completed a follow-on public offering of ADSs, with net proceeds of $126.2 million (or €106.9 million), after deducting underwriters’ commissions and offering expenses. On October 5, 2017, we completed the exercise in full of the underwriters’ option to purchase additional ADSs, with net proceeds of $19.0 million (or €16.2 million), after deducting underwriters’ commissions and offering expenses. On February 21, 2018, we completed a follow-on public offering of ADSs, with net proceeds of $210.8 million (or €171.2 million), after deducting underwriters’ commissions and estimated offering expenses. On February 22, 2018, we completed the exercise in full of the underwriters’ option to purchase additional ADSs, with net proceeds of $31.7 million (or €27.4 million) after deducting underwriters’ commissions and estimated offering expenses. Based on our current operating plan, we believe that our existing cash and cash equivalents as of December 31, 2017 together with the net proceeds raised from the follow-on offering in February 2018 will be sufficient to meet our projected cash requirements for at least 12 months from the date of this annual report. However, our operating plan may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned. Our future funding requirements will depend on many factors, including, but not limited to:

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

Since our inception, as of December 31, 2017, we have funded our operations through the sale of €445.7 million of our preference shares, ordinary shares and convertible debt securities, including our IPO, follow-on offering and exercise of warrants, and we have received aggregate gross proceeds of approximately €76.5 million from collaboration partners for up-front technology licensing fees, assignment of certain intellectual property rights and for services rendered under those agreements.

The following table summarizes our cash flows for the years ended December 31, 2017, 2016 and 2015:

	Year Ended December 31,
	2017	2016	2015
	(EUR’000)	(EUR’000)	(EUR’000)
Cash flows from/(used in) operating activities	(95,099)	(60,179)	(43,466)
Cash flows used in investing activities	(941)	(672)	(1,039)
Cash flows from/(used in) financing activities	124,721	117,462	105,742

Net increase in cash and cash equivalents	28,681	56,611	61,237

Cash flows from/(used in) Operating Activities

Cash flows used in operating activities for the year ended December 31, 2017 was €95.1 million compared to €60.2 million for the year ended December 31, 2016. The net loss for the year ended December 31, 2017 of €123.9 million was adjusted by non-cash charges of €0.7 million for depreciation and €9.7 million for share-based payments. Net finance expenses, primarily comprising exchange rate adjustments, of €12.8 million and net tax credits of €0.5 million, were reversed. The net change in working capital contributed positively to cash flow by €5.0 million, primarily comprising a €10.8 million increase in trade payables and other payables, partly offset by an increase in prepayments of €4.9 million. The changes in deposits, trade receivables, other receivables and deferred income contributed negatively to cash flow by a total of €0.9 million. We received income taxes of €0.2 million and net interest income of €0.8 million for the year ended December 31, 2017.

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

Cash Flows used in Investing Activities

Cash flows used in investing activities for the year ended December 31, 2017 of €0.9 million was related to the acquisition of property, plant and equipment, primarily for use in the laboratories of our German facility.

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

Cash Flows from / (used in) Financing Activities

Cash flows from financing activities for the year ended December 31, 2017 of €124.7 million were related to our follow on offering completed in October 2017 in which we raised net proceeds of €123.1 million, and warrant exercises in March, August, September, November and December 2017 in which we received €1.6 million.

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

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2017:

	Payments Due by Period
Contractual Obligations:	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years	Total
	(EUR’000)
Operating Lease Obligations(1)	2,951	10,330	3,481	2,631	19,393

Total contractual obligations	2,951	10,330	3,481	2,631	19,393

(1)	Operating Lease Obligations primarily comprise leased offices in Denmark and the United States, and leased offices and laboratories in Germany.

G.	Safe harbor

See “Forward Looking Statements”.

Item 6	Directors, Senior Management and Employees

A.	Directors and Senior Management

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

Members of Our Board of Directors, Executive Board and Senior Management

Board of Directors

The following table sets forth information with respect to each of our current board members and their respective ages as of December 31, 2017. Our board of directors is divided into two classes for purposes of election. One class is elected at each annual meeting of shareholders to serve for a two-year term. Our board of directors currently consists of eight members. All board members are eligible for re-election once their term expires.

The business address of our board members is our registered office address at Tuborg Boulevard 5, DK-2900 Hellerup, Denmark.

Name of Board Member	Age	Position(s)	Term Expires
Michael Wolff Jensen, L.L.M.	46	Chairman and Senior Vice President, General Counsel	2019
Lisa Bright	50	Board Member	2019
Albert Cha, M.D., Ph.D.	45	Board Member	2018
James I. Healy, M.D., Ph.D.	52	Board Member	2019
Jan Møller Mikkelsen	58	President, Chief Executive Officer, Board Member and Executive Director	2019
Martin Olin	48	Board Member	2018
Jonathan T. Silverstein, J.D.	50	Board Member	2018
Birgitte Volck, M.D., Ph.D.	55	Board Member	2018

The following is a brief summary of the business experience of our non-employee board members.

Lisa Bright has served as a member of our board of directors since April 2017. Since July 2016, Ms. Bright has served as President International for Intercept Pharmaceuticals Europe Limited, a biopharmaceutical company. Prior to her appointment as President International, Ms. Bright held various senior leadership positions from November 2014 to July 2016 at Intercept Pharmaceuticals including Chief Commercial and Corporate Affairs Officer and Senior Vice President, Head of EUCA. During her tenure at Intercept, Ms Bright has overseen the development of the global launch of an orphan medicine in the United States and Europe, including building the commercial organisation in the United States and establishing legal affiliates and teams across Europe and Canada. From 2008 to November 2014, Ms. Bright held various leadership positions at Gilead Sciences Ltd., a biopharmaceutical company, including Vice President, Head of Government Affairs, Europe, Asia, Middle East and Australasia, Vice President and Head of HCV Launch Planning, Vice President and Head of Northern Europe and General Manager, UK and Ireland. Prior to Gilead Sciences, Ms. Bright served in various positions of increasing responsibility at GlaxoSmithKline plc from 1997 to 2006 including Vice President Commercial Planning and Operations and Vice President General Manager NZ and Vice President Head of Sales, UK and Ireland. Prior to that, Ms. Bright also worked at Sanofi from 1992 to 1996 and GlaxoSmithKline from 1989 to 1992. Ms. Bright received her B.Sc. in Pharmacology from University College London, United Kingdom.

Albert Cha, M.D., Ph.D. has served as a member of our board of directors since November 2014. In 2000, Dr. Cha joined Vivo Capital, a healthcare investment firm, where he has served in various positions, most recently as a managing partner. Dr. Cha currently serves as a member of the board of directors of Menlo Therapeutics, Inc., Biohaven Pharmaceutical Holding Company Ltd., KalVista Pharmaceuticals, Inc. and several privately held biotechnology and medical device companies. In addition, Dr. Cha has previously served as a member of the board of directors of Aclaris Therapeutics, a publicly traded dermatology company; AirXpanders, a publicly traded women’s health medical device company; BioForm Medical, Inc., a publicly traded medical aesthetics company; Carbylan Therapeutics, a publicly traded orthopedics company; and Sierra Oncology, Inc., a publicly traded oncology company. Dr. Cha holds a B.S. and an M.S. from Stanford University and an M.D. and a Ph.D. from the University of California at Los Angeles.

James I. Healy, M.D., Ph.D. has served as a member of our board of directors since November 2014. Dr. Healy has been a General Partner of Sofinnova Ventures, a venture capital firm, since June 2000. Prior to June 2000, Dr. Healy held various positions at Sanderling Ventures, Bayer Healthcare Pharmaceuticals (as successor to Miles Laboratories) and ISTA Pharmaceuticals, Inc. Dr. Healy is currently on the board of directors of Coherus BioSciences, Inc., Edge Therapeutics, Inc., natera, Inc., NuCana plc, ObsEva SA and several private companies. Previously, he served as a board member of Auris Medical Holding AG, Amarin Corporation, Hyperion Therapeutics, Inc., InterMune, Inc., Anthera Pharmaceuticals, Inc., Durata Therapeutics, Inc., CoTherix, Inc., Movetis NV and several private companies.In 2011, Dr. Healy won the IBF Risk Innovator Award and was named as one of the industry’s top leading Life Science investors in 2013 by Forbes Magazine. Dr. Healy holds an M.D. and a Ph.D. in Immunology from Stanford University School of Medicine and holds a B.A. in Molecular Biology and a B.A. in Scandinavian Studies from the University of California, Berkeley.

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

Jonathan T. Silverstein, J.D. has served as a member of our board of directors since November 2014. Mr. Silverstein has been a member of OrbiMed Advisors LLC, an asset management firm solely focused in healthcare, since 1999. Prior to OrbiMed, Mr. Silverstein was a director of life sciences in the investment banking department at Sumitomo Bank, a financial services company. Since October 2017, Mr. Silverstein has served as a director of reSTORbio Inc., a biotechnology company. Mr. Silverstein currently serves as a member of the board of directors of a number of private companies. From 2008 to March 2018, Mr. Silverstein served as a director of Glaukos Corporation, a medical technology company. From 2013 to 2017, he has served as a director of Audentes Therapeutics, LLC, a biotechnology company. From 2012 to 2016, Mr. Silverstein was a director of Intercept Pharmaceuticals, Inc. From 2010 to July 2014, Mr. Silverstein was a director of Relypsa, Inc. From 2008 until 2011, Mr. Silverstein was a director of NxStage Medical, Inc. From 2006 until 2008, Mr. Silverstein was a director of Insulet, Inc. From 2004 until 2007, Mr. Silverstein was a director of Avanir Pharmaceuticals, Inc. Mr. Silverstein has a B.A. in economics from Denison University and a J.D. and M.B.A. from the University of San Diego.

Birgitte Volck, M.D, Ph.D., has served as a member of our board of directors since May 2016. Dr. Volck has served as head of Research and Development, Rare Diseases for GlaxoSmithKline plc since June 2016. From August 2012 to 2016, Dr. Volck served as the Chief Medical Officer and Senior Vice President of Development at Swedish Orphan Biovitrum AB, a biopharmaceutical company. From 2007 to July 2012, Dr. Volck held various positions at Amgen Inc., a biopharmaceutical company, including Executive Development Director, Bone, Neuroscience & Inflammation. Prior to Amgen, from 2004 to 2007, Dr. Volck served as Nordic Medical Director and Project Director at Genzyme A/S, a biotechnology company. From 2001 to 2004, Dr. Volck served as Head of Clinical Development and Medical Affairs at Pharmexa, a biotechnology company. Since May 2017, Dr. Volck has served as a director for Wilson Therapeutics AB, a biotechnology company. Dr. Volck received her M.D. and Ph.D. degrees from Copenhagen University, Denmark.

Senior Management and Executive Board

The following table sets forth information with respect to each of the members of our senior management, their respective ages and their positions as of December 31, 2017. In addition to serving as members of our senior management, Mr. Mikkelsen and Mr. Smith currently serve as the members of our executive board. The business address of these members of our senior management is our registered office address at Tuborg Boulevard 5, DK-2900 Hellerup, Denmark.

Name	Age	Position(s)
Jan Møller Mikkelsen	58	President, Chief Executive Officer, Board Member and Executive Director
Flemming Steen Jensen	56	Senior Vice President, Product Supply
Michael Wolff Jensen, L.L.M.	46	Chairman and Senior Vice President, General Counsel
Jonathan Leff, M.D.	60	Senior Vice President, Chief Medical Officer
Grethe Rasmussen, Ph.D.	55	Senior Vice President, Product Development
Peter Rasmussen	49	Vice President, Finance and Principal Accounting Officer
Dr. Harald Rau	47	Senior Vice President, Chief Scientific Officer
Scott T. Smith	44	Senior Vice President, Chief Financial Officer
Lotte Sønderbjerg	56	Senior Vice President, Chief Administrative Officer
Kennett Sprogøe, Ph.D.	39	Senior Vice President, Product Innovation

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

Michael Wolff Jensen, L.L.M. has served as Chairman of our board of directors since January 2008 and as our Senior Vice President, General Counsel since June 2013. In addition, Mr. Jensen served as our Acting Chief Financial Officer from May 2008 to June 2013. From October 2010 to June 2013, Mr. Jensen served as Senior Legal Advisor and Head of Partnerships (France) for the renewable business division of Dong Energy A/S, the Danish State-owned utility company. Prior to Ascendis Pharma, Mr. Jensen served as Executive Vice President & Chief Financial Officer of Veloxis Pharmaceuticals A/S, a publicly traded biotechnology company, from 2003 to 2008. Prior to joining Veloxis, Mr. Jensen served as Senior Vice President & Chief Financial Officer of Genmab A/S, a publicly traded biotechnology company from 2000 to 2003. Mr. Jensen also currently serves as Chairman of the board of directors of two publicly traded biotechnology companies; XSpray Pharma AB and Eurocine Vaccines AB. Mr. Jensen was also elected as chairman of a Danish private sports manufacturing goods company in November 2016. Mr. Jensen received an L.L.M. degree from the University of Copenhagen.

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

Scott T. Smith has served as our Senior Vice President and Chief Financial Officer since August 2016. Previously, Mr. Smith served as Director of the Healthcare Investment Banking Group at Wedbush Securities, from 2012 to 2016, where he led the healthcare team, and, from 2009 to 2012, Mr. Smith served as a Managing Director at Wedbush. Prior to joining Wedbush, Mr. Smith served as a Director in the Global Healthcare Investment Banking Group at Merrill Lynch where he began his career in 1995. He has also worked in sales, marketing and strategy roles for various companies, including start-ups and a Fortune Global 500 company. Mr. Smith received his M.B.A. from the Stanford University Graduate School of Business and his B.A. in Economics/Accounting-Physics from Claremont McKenna College.

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

Compensation of Members of Our Board of Directors and Senior Management

During 2017, Dr. Cha received board fees in the amount of €39,200 for his membership on our board and €9,406 for his tenure on the remuneration committee and the nominating and corporate governance committee, Dr. Healy received €35,280 for his membership on our board and €13,720 for his tenure on the nominating and corporate governance committee and the audit committee, Mr. Silverstein received €35,280 for his membership on our board and €7,062 for his tenure on the nominating and corporate governance committee and the audit committee, Dr. Tordjman received €7,840 for her membership on our board and €1,960 for her tenure on the remuneration committee and nominating and corporate governance committee, which reflected her partial year of service on our board, Mr. Olin received €35,280 for his membership on our board and €15,680 for his tenure on the audit committee and the remuneration committee, Ms. Volck received €35,280 for her membership on our board and €1,566 for her tenure on the nominating and corporate governance committee, and Ms. Bright received €22,874 for her membership on our board and €4,698 for her tenure on the audit committee and the remuneration committee, which reflected her partial year of service on our board. Neither Messrs. Michael Wolff Jensen nor Mikkelsen received any compensation in respect of their service on the board. Their compensation under our senior management compensation program is described below.

On June 13, 2017, Ms. Bright was granted 35,000 warrants with an exercise price per share of $22.76 (€20.2907) and an expiration date on June 13, 2027. On December 12, 2017, Dr. Cha, Dr. Healy, Mr. Silverstein, Mr. Olin, Dr. Volck and Ms. Bright were each granted 15,000 warrants, in each case with an exercise price per share of $37.18 (€31.5995) and an expiration date on December 12, 2027. The aggregate grant date fair value of the warrants granted to our board members in 2017 for their services as board members was €1,753,452.

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

The aggregate compensation paid to our senior management who were employed by our company during 2017, consisting of Messrs. Jan Møller Mikkelsen, Scott T. Smith, Michael Wolff Jensen, Peter Rasmussen, and Flemming Steen Jensen, Ms. Sønderbjerg and Drs. Sprogøe, Grethe Rasmussen, Leff and Rau, for the fiscal year ended December 31, 2017 was approximately €10.7 million. This amount consists of: (i) short-term employee benefits including salary and other in-kind benefits of approximately €3.2 million, (ii) bonuses of €1.7 million, (iii) share-based payments of approximately €5.7 million, and (iv) post-employment benefits of €0.1 million. Share-based payments reflect the 2017 expenses of warrants granted in or before 2017. During 2017, the board made the following warrant grants to members of our senior management who were employed by our company during 2017:

Name	Grant Date	Shares Subject to Awards Granted	Award Exercise Price(s)	Award Expiration Date
Jan Møller Mikkelsen	December 12, 2017	200,000	$37.18 (€31.5995)	December 12, 2027
Scott T. Smith	December 12, 2017	45,000	$37.18 (€31.5995)	December 12, 2027
Michael Wolff Jensen	December 12, 2017	45,000	$37.18 (€31.5995)	December 12, 2027
Harald Rau	December 12, 2017	45,000	$37.18 (€31.5995)	December 12, 2027
Jonathan Leff	December 12, 2017	45,000	$37.18 (€31.5995)	December 12, 2027
Lotte Sønderbjerg	December 12, 2017	45,000	$37.18 (€31.5995)	December 12, 2027
Grethe Rasmussen	December 12, 2017	45,000	$37.18 (€31.5995)	December 12, 2027
Flemming Steen Jensen	December 12, 2017	45,000	$37.18 (€31.5995)	December 12, 2027
Kennett Sprogøe	December 12, 2017	45,000	$37.18 (€31.5995)	December 12, 2027
Peter Rasmussen	December 12, 2017	10,000	$37.18 (€31.5995)	December 12, 2027

The total amount set aside or accrued by us to provide pension, retirement or similar benefits for the members of our board of directors and members of senior management for the year ended December 31, 2017 was €0.

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

Warrant Incentive Program

Our employees, consultants, advisors and board members are eligible to participate in our warrant incentive program. Warrants have been issued by the general meeting or by our board of directors pursuant to valid authorizations in our articles of association and the terms and conditions have, in accordance with the Danish Companies Act, been incorporated in our articles of association as in effect from time to time. Each warrant grants the holder the right to subscribe for one ordinary share against cash payment of the exercise price. The exercise price is determined by our board of directors and historically has not been less than the estimated fair value of our ordinary shares on the date of grant. Our board of directors is authorized to issue an additional 1,531,592 warrants in the period ending December 31, 2019; however, warrants cannot be issued to the extent that outstanding and non-exercised warrants issued under that authorization are equal to 20% or more of our Company’s registered share capital.

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

Vested warrants may be exercised during certain exercise periods each year. For 817,360 outstanding warrants, there are two annual exercise periods that continue for 21 days from and including the day after the publication of (i) the annual report notification—or if such notification is not published—the annual report and (ii) our interim report (six-month report). For these warrants, the last exercise period is 21 days from and including the day after the publication of our interim report for the first half of 2023. For 476,657 outstanding warrants granted in connection with our preference D financing, there are four annual exercise periods that continue for 21 days following the day of publication of (i) our interim report (three-month report); (ii) the annual report notification—or if such notification is not published—the annual report; (iii) our interim report (six-month report); and (iv) our interim report (nine-month report). For these warrants, the last exercise period is 21 days following the publication of our interim report (nine-month report) in 2023. For 3,327,137 outstanding warrants granted on or after December 18, 2015, there are four annual exercise periods; each exercise period begins two full trading days after the publication of the public release of our earnings data of a fiscal quarter and continues until the end of the second-to-last trading day in which quarter the relevant earnings release is published. The warrants granted on or after December 18, 2015 expire ten years after the grant date.

The table below sets forth information regarding outstanding warrants held by those members of our board of directors and senior management who assuming the exercise of warrants beneficially own 1% or more of our total outstanding ordinary shares as of March 1, 2018.

Name	Grant Date	Awards granted and outstanding	Awards granted and outstanding, but unvested as of March 1, 2018	Award Exercise Price(s)	Award Expiration Date
Jan Møller Mikkelsen	December 3, 2012	319,372	—	€7.9962	21 days following our interim report (six-month report) in 2023
	November 26, 2014	191,624	35,930	€6.4775	21 days following our interim report (nine-month report) in 2023
	December 18, 2015	220,000	100,834	€15.6750	December 18, 2025
	December 14, 2016	180,000	127,500	€19.4194	December 14, 2026
	December 12, 2017	200,000	191,667	€31.5995	December 12, 2027
James I. Healy, M.D., Ph.D.	December 18, 2015	35,000	16,042	€15.6750	December 18, 2025
	December 14, 2016	15,000	6,250	€19.4194	December 14, 2026
	December 12, 2017	15,000	13,750	€31.5995	December 12, 2027
Jonathan T. Silverstein, J.D	December 18, 2015	35,000	16,042	€15.6750	December 18, 2025
	December 14, 2016	15,000	6,250	€19.4194	December 14, 2026
	December 12, 2017	15,000	13,750	€31.5995	December 12, 2027
Albert Cha, M.D., Ph.D.	December 18, 2015	35,000	16,042	€15.6750	December 18, 2025
	December 14, 2016	15,000	6,250	€19.4194	December 14, 2026
	December 12, 2017	15,000	13,750	€31.5995	December 12, 2027

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

The general meeting of shareholders must elect no fewer than three and no more than 10 members to our board of directors. The board of directors is classified into two classes as nearly equal in number as possible with respect to the duration of the term in which they severally hold office. Such classes consist of one class of directors (“Class I”) who were elected at the annual general meeting held in 2017 for a term expiring at the annual general meeting to be held 2019; and a second class of directors (“Class II”) who were elected at the annual general meeting held in 2016 for a term expiring at the annual general meeting to be held in 2018. The shareholders shall increase or decrease the number of directors, to ensure that the two classes shall be as nearly equal in number as possible; provided, however, that no decrease shall have the effect of shortening the term of any other director. At each annual general meeting beginning in 2016, the successors of the class of directors whose term expires at that meeting shall be elected to hold office for a term expiring at the annual general meeting held in the second year following the year of their election.

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

Director Independence

Our board of directors has undertaken a review of the independence of the directors and considered whether any director has a material relationship with us that could compromise their ability to exercise independent judgment in carrying out the responsibilities of a director. As a result of this review, our board of directors determined that Lisa Bright, Albert Cha, M.D., Ph.D., James I. Healy, M.D., Ph.D., Martin Olin, Jonathan T. Silverstein, J.D., and Birgitte Volck, M.D., Ph.D. representing six of our eight directors, are “independent directors” as that term is defined under the applicable rules and regulations of the SEC and the listing requirements and rules of Nasdaq. In making such determination, our board of directors considered the relationships that each non-employee director has with us and all other facts and circumstances our board of directors deemed relevant in determining the director’s independence, including the number of ordinary shares beneficially owned by the director and his or her affiliated entities (if any).

Committees of the Board of Directors

We have an audit committee, a remuneration committee and a nominating and corporate governance committee. We have adopted a charter for each of these committees. Under Danish corporate law, it is not possible to delegate the decision making authority of the entire board of directors to board committees.

Audit Committee

Our audit committee consists of Martin Olin (Chairman), Lisa Bright and James I. Healy, M.D., Ph.D. Each member satisfies the independence requirements of the NASDAQ listing standards, and Martin Olin qualifies as an “audit committee financial expert,” as defined in Item 16A of Form 20-F and as determined by our board of directors. Our audit committee oversees our accounting and financial reporting processes and the audits of our consolidated financial statements. Our Audit committee meets all of the relevant criteria for independence under NASDAQ rule 5615. As a foreign private issuer, we are not required to have a formal written audit committee charter that complies with NASDAQ Rule 5605(c)(1) and, although we have adopted an audit committee charter, we comply with home country practices in lieu of NASDAQ Rule 5605(c)(1). Our audit committee is responsible for, among other things:

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

Remuneration Committee

Our remuneration committee consists of Albert Cha, M.D., Ph.D. (Chairman), Lisa Bright, and Martin Olin. Each member satisfies the independence requirements of the NASDAQ listing standards. Our remuneration committee assists our board of directors in reviewing and approving or recommending our compensation structure, including all forms of compensation relating to our board of director and the executive board. As a foreign private issuer, we are not required to have a formal written remuneration committee charter that complies with NASDAQ Rule 5605(d)(1) and, although we have adopted a remuneration committee charter, we comply with home country practices in lieu of NASDAQ Rule 5605(d)(1). Our remuneration committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of James I. Healy, M.D., Ph.D. (Chairman), Albert Cha, M.D., Ph.D., and Birgitte Volck, M.D., Ph.D. Each member satisfies the independence requirements of the NASDAQ listing standards. Our nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our board members and in determining the composition of the board of directors and its committees. Our nominating and corporate governance committee is responsible for, among other things:

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

As of December 31, 2017, we employed 137 full-time employees, 48 of whom hold a Ph.D., M.D., or equivalent degrees. Of these full-time employees, 117 were engaged in research and development and 20 were engaged in general and administrative activities, including business and corporate development. None of our employees are represented by a labor union or covered under a collective bargaining agreement. We consider our employee relations to be good.

E.	Share Ownership

See “Item 7 A. Major Shareholders and Related Party Transactions – Major Shareholders.” Our employees are eligible to own shares of the company through a warrant incentive plan. For information on the plan, see “Item 6 B. Compensation—Warrant Incentive Plan.”

Item 7	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth information relating to the beneficial ownership of our shares as of March 1, 2018, by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our outstanding ordinary shares;

•	each of our board members; and

•	each member of our senior management, including members of our executive board.

The number of shares beneficially owned by each entity, person, member of our board of directors or senior management is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to subscribe for within 60 days of March 1, 2018 through the exercise of any warrants or other rights. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares owned by that person.

The percentage of shares beneficially owned is computed on the basis of 41,523,765 ordinary shares outstanding as of March 1, 2018. Ordinary shares that a person has the right to subscribe for within 60 days of March 1, 2018 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person. Additionally, a person is considered to have the right to subscribe for ordinary shares which are subject to outstanding warrants and vested within 60 days of March 1, 2018, although such warrants may only be exercised in prescribed exercise periods. Unless otherwise indicated below, the address for each beneficial owner listed is c/o Ascendis Pharma A/S, at Tuborg Boulevard 5, DK-2900 Hellerup, Denmark.

	Beneficial Ownership
Name and Address of Beneficial Owner	Number of Outstanding Shares Beneficially Owned	Number of Warrants Exercisable Within 60 Days	Number of Shares Beneficially Owned	Percentage of Beneficial Ownership
5% and Greater Shareholders
Entities affiliated with RA Capital Management, LLC(1)	5,580,690	—	5,580,690	13.4%
OrbiMed Private Investments V, L.P.(2)	4,374,391	—	4,374,391	10.5%
Entities affiliated with FMR LLC(3)	3,630,224	—	3,630,224	8.7%
Baker Bros. Advisors LP(4)	2,618,818	—	2,618,818	6.3%
Sofinnova Venture Partners IX, L.P.(5)	2,479,514	—	2,479,514	6.0%
Entities affiliated with Vivo Capital(6)	2,166,831	—	2,166,831	5.2%
Entities affiliated with EcoR1 Capital, LLC(7)	2,107,600	—	2,107,600	5.1%

Board Members and Senior Management
Jan Møller Mikkelsen(8)	638,740	688,049	1,326,789	3.1%
Scott T. Smith(9)	—	68,750	68,750	*
Dr. Harald Rau(10)	21,240	285,747	306,987	*
Michael Wolff Jensen, L.L.M.(11)	—	149,557	149,557	*
Grethe Rasmussen, Ph.D.(12)	—	124,544	124,544	*
Lotte Sønderbjerg(13)	—	112,877	112,877	*
Peter Rasmussen(14)	—	42,782	42,782	*
Jonathan Leff, M.D.(15)	—	81,250	81,250	*
Flemming Steen Jensen(16)	—	77,083	77,083	*
Kennett Sprogøe, Ph.D.(17)	—	75,301	75,301	*
Lisa Bright(18)	—	9,791	9,791	*
Martin Olin(19)	—	50,187	50,187	*
James I. Healy, M.D., Ph.D.(20)	2,479,514	32,916	2,512,430	6.0%
Jonathan T. Silverstein, J.D.(21)	—	32,916	32,916	*
Albert Cha, M.D., Ph.D.(22)	2,166,831	32,916	2,199,747	5.3%
Birgitte Volck, M.D., Ph.D.(23)	—	28,541	28,541	*

*	Indicates beneficial ownership of less than 1% of the total outstanding ordinary shares.

(1)	Consists of 5,580,690 ADSs beneficially owned by RA Capital Management, LLC (“Capital”), as reported by Amendment No. 5 to Schedule 13G filed with the SEC on February 14, 2018 by Capital and Peter Kolchinsky. Capital may be deemed a beneficial owner of the shares owned. Mr. Kolchinsky is the manager of Capital and may be deemed a beneficial owner of the shares beneficially owned by Capital. Capital and Mr. Kolchinsky have the shared power to vote and the shared power to dispose of 5,580,690 ordinary shares. Capital and Mr. Kolchinsky disclaim beneficial ownership of the shares described herein. The address of the Fund, Capital and Mr. Kolchinsky is c/o RA Capital Management, LLC, 20 Park Plaza, Suite 1200, Boston, MA 02116.
(2)	Consists of (i) 2,717,315 ADSs and 1,480,976 ordinary shares held by OrbiMed Private Investment V, LP (“OPI V”), (ii) 176,100 ADSs held by OrbiMed Partners II, L.P. (“OrbiMed Partners”), and (iii) 193,900 ADSs held by OrbiMed Partners Master Fund Limited (“OrbiMed Master Fund”) as reported by Amendment No. 9 to Schedule 13D filed with the SEC on January 29, 2018. OrbiMed Capital GP V LLC (“GP V”) is the general partner of OPI V. OrbiMed Advisors LLC (“OrbiMed Advisors”) is the managing member of GP V, and is the sole general partner of OrbiMed Partners. OrbiMed Capital LLC (“OrbiMed Capital”) is the investment advisor to OrbiMed Master Fund. Samuel D. Isaly is the managing member of and owner of a controlling interest in OrbiMed Advisors and OrbiMed Capital. By virtue of such relationships, GP V, OrbiMed Partners, OrbiMed Master Fund, OrbiMed Advisors, OrbiMed Capital and Mr. Isaly may be deemed to have voting and investment power with respect to the shares held by OPI V, OrbiMed Partners and OrbiMed Master Fund, and as a result may be deemed to have beneficial ownership of such shares. Jonathan T. Silverstein, a member of OrbiMed Advisors and OrbiMed Capital, is a member of the Company’s board of directors. Each of GP V, OrbiMed Partners, OrbiMed Master Fund, OrbiMed Advisors, OrbiMed Capital, Mr. Isaly and Mr. Silverstein disclaims beneficial ownership of the shares held by OPI V, OrbiMed Partners and OrbiMed Master Fund, except to the extent of its or his pecuniary interest therein if any.
(3)	Consists of an aggregate of 3,630,224 ordinary shares and ADSs beneficially owned, or that may be deemed to be beneficially owned, by FMR LLC, certain of its affiliates and other companies as reported on Amendment No. 2 to Schedule 13G/A filed on February 13, 2018 by FMR LLC. Abigail P. Johnson is a Director, the Chairman and the Chief Executive Officer FMR LLC. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act (“Fidelity Funds”) advised by Fidelity Management & Research Company (“FMR Co”), a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds’ Boards of Trustees. Fidelity Management & Research Company carries out the voting of the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees. FMR LLC has its principal business office at 245 Summer Street, Boston, MA 02210.
(4)	Consists of (i) 2,345,326 ordinary shares and ADSs held by Baker Brothers Life Sciences, L.P. and (ii) 273,492 ordinary shares and ADSs held by 667, L.P. (together with Baker Brothers Life Sciences, L.P., the “Funds”) as reported on Schedule 13G filed on February 13, 2018 by Baker Bros. Advisors LP (the “Adviser”), Baker Bros. Advisors (GP) LLC (the “Adviser GP”), Felix J. Baker and Julian C. Baker (collectively, “Baker Bros.”). Pursuant to the management agreements, as amended, among the Adviser, the Funds and their respective general partners, the Funds’ respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power of the securities held by the Funds, and thus the Adviser has complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments. The Adviser GP, Felix J. Baker and Julian C. Baker as principals of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds, and may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of such securities. The address of Baker Bros. is c/o Baker Bros. Advisors LP, 860 Washington Street, 3rd Floor, New York, NY 10014.
(5)	Consists of 2,479,514 ordinary shares and ADSs held by Sofinnova Venture Partners IX, L.P. (“SVP IX”). Sofinnova Management IX, L.L.C. (“SM IX”), the general partner of SVP IX, may be deemed to have sole power to vote and sole power to dispose of shares directly owned by SVP IX. Dr. Michael F. Powell, Dr. James I. Healy, and Dr. Anand Mehra, the managing members of SM IX, may be deemed to have shared voting and investment power over the shares directly owned by SVP IX. Each of Drs. Powell, Healy and Mehra has disclaimed beneficial ownership over the shares held by SVP IX, except to the extent of his proportionate interest therein, if any. The address of SVP IX is c/o Sofinnova Ventures, Inc., 3000 Sand Hill Road, Bldg. 4, Suite 250, Menlo Park, California 94025.

(6)	Consists of (i) an aggregate of 1,760,739 ordinary shares and ADSs held by Vivo Ventures Fund VII, L.P. (“Vivo VII LP”), (ii) an aggregate of 38,373 ordinary shares and ADSs held by Vivo Ventures VII Affiliates Fund, L.P. (“Vivo VII Affiliates LP”), and (iii) an aggregate of 367,720 ordinary shares and ADSs held by Vivo Opportunity Fund, L.P. (“Vivo Opportunity LP”) as reported on Amendment No. 2 to Schedule 13D/A filed on March 2, 2018 by Vivo VII LP, Vivo VII Affiliates LP and Vivo Opportunity LP. Vivo Ventures VII, LLC is the general partner of each of Vivo VII LP and Vivo VII Affiliates LP and may be deemed to have shared power to vote and shared power to dispose of the shares directly owned by Vivo VII LP and Vivo VII Affiliates LP. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund, L.P. and be deemed to have shared power to vote and shared power to dispose of shares of the Issuer directly owned by Vivo Opportunity Fund, L.P. The managing members of Vivo Ventures VII, LLC are Drs. Albert Cha, Edgar Engleman, Frank Kung, Chen Yu and Mr. Shan Fu and may be deemed to have shared voting and dispositive power over the shares listed herein. The managing members of Vivo Opportunity, LLC are Drs. Albert Cha, Frank Kung, Gaurav Aggarwal and Mrs. Shan Fu and Michael Chang and may be deemed to have shared voting and dispositive power over the shares listed herein. The address for each of Vivo VII LP, Vivo VII Affiliates LP and Vivo Opportunity LP is c/o Vivo Capital LLC, 505 Hamilton Avenue, Suite 207, Palo Alto, CA 94301.
(7)	Consists of an aggregate of 2,107,600 ordinary shares and ADSs beneficially owned, or that may be deemed to be beneficially owned, by EcoR1 Capital, LLC, certain of its affiliates and other companies as reported on Schedule 13G filed on February 14, 2018 by EcoR1 Capital, LLC and Oleg Nodelman. Each of EcoR1 Capital, LLC and Oleg Nodelman disclaims beneficial ownership of the shares except to the extent of their pecuniary interest therein. The address of EcoR1 Capital, LLC and Oleg Nodelman is 409 Illinois Street, San Francisco, CA 94158.
(8)	Consists of (i) 638,740 ordinary shares held by Mr. Mikkelsen and (ii) 688,049 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of March 1, 2018 by Mr. Mikkelsen.
(9)	Consists of (i) 68,750 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of March 1, 2017 by Mr. Smith.
(10)	Consists of (i) 21,240 ADSs and ordinary shares held by Dr. Rau and (ii) 285,747 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of March 1, 2018 by Dr. Rau.
(11)	Consists of 149,557 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of March 1, 2018 by Mr. Jensen.
(12)	Consists of 124,554 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of March 1, 2018 by Dr. Rasmussen.
(13)	Consists of 112,877 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of March 1, 2018 by Ms. Sønderbjerg.
(14)	Consists of 42,872 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of March1, 2018 by Mr. Rasmussen.
(15)	Consists of 81,250 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of March1, 2018 by Dr. Leff.
(16)	Consists of 77,083 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of March1, 2018 by Mr. Jensen.
(17)	Consists of 75,301 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of March 1, 2018 by Dr. Sprogøe.
(18)	Consists of 9,791 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of March 1, 2018 by Ms. Bright.
(19)	Consists of 50,187 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of March 1, 2018 by Mr. Olin.
(20)	Consists of (i) 32,916 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of March 1, 2018 by Dr. Healy and (ii) securities beneficially owned by Sofinnova Venture Partners IX, L.P. as set forth in footnote 5. Dr. Healy disclaims beneficial ownership of the shares listed in footnote 5, except to the extent of his pecuniary interest therein.
(21)	Consists of 32,916 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of March 1, 2018 by Mr. Silverstein.
(22)	Consists of (i) 32,916 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of March 1, 2018 by Dr. Cha and (ii) securities beneficially owned by entities affiliated with Vivo Capital as set forth in footnote 6. Dr. Cha disclaims beneficial ownership of the shares beneficially owned by ViVo VII LP, except to the extent of his pecuniary interest therein.
(23)	Consists of 28,541 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of March 1, 2018 by Dr. Volck.

Record holders

As of March 1, 2018, assuming that all of our ordinary shares represented by ADSs are held by residents of the United States, approximately 99.9% of our outstanding ordinary shares were held in the United States by six holders of record and 0.1% of our outstanding ordinary shares were held outside of the United Stated by one holder of record. At such date, there were outstanding 37,689,991 ADSs, each representing one of our ordinary shares, and in the aggregate representing 90.8% of our outstanding ordinary shares. At such date there, were three holders of record registered with the Bank of New York Mellon, depositary of the ADSs. The actual number of holders is greater than these numbers of record holders, and includes beneficial owners whose ADSs are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.

B.	Related Party Transactions

The following is a description of related party transactions we have entered into since January 1, 2017 with any of our board members, our senior management and the owners of more than five percent of our share capital.

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

	Per ADS
	High		Low
Year ended December 31,	$		$
2015 (from January 28, 2015 through December 31, 2015)		23.81		14.75
2016		21.79		11.92
2017		42.00		19.60
Quarter ended
March 31, 2016		20.16		12.99
June 30, 2016		19.05		11.92
September 30, 2016		21.70		12.34
December 31, 2016		21.79		17.15
March 31, 2017		30.57		19.60
June 30, 2017		31.86		21.95
September 30, 2017		42.00		25.50
December 31, 2017		41.14		31.56
Month ended
September 30, 2017		42.00		26.30
October 31, 2017		37.51		31.56
November 30, 2017		38.49		33.33
December 31, 2017		41.14		35.41
January 31, 2018		55.00		38.28
February 28, 2018		63.69		48.00
March 2018 (through March 23, 2018)		69.00		58.63

On March 23, 2018, the last reported sale price of the ADSs on The NASDAQ Global Select Market was $64.32 per share.

B.	Plan of Distribution

Not applicable.

C.	Markets

The ADS have been listed on The NASDAQ Global Select Market under the symbol “ASND” since January 28, 2015.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

Authorizations to Our Board of Directors

As of the date of this Form 20-F, our board of directors is authorized to increase the share capital as follows:

•	Our board of directors is (i) until May 23, 2022 authorized to increase our share capital by up to 11,090,527 shares without pre-emptive subscription rights for existing shareholders in connection with cash contributions, debt conversion and contributions in kind, provided, however, that the capital increases are carried out at market value and (ii) is until December 31, 2019 authorized to increase our share capital by up to 15,000,000 shares, with pre-emptive subscription rights for existing shareholders in connection with cash contributions. In any event, the aggregate capital increases that our board of directors may decide upon pursuant to these two authorizations cannot exceed 17,822,333 shares.

•	Our board of directors is authorized to issue an additional 1,531,592 warrants and to increase our share capital by up to 1,531,592 shares without pre-emptive subscription rights for existing shareholders in connection with the exercise, if any, of said warrants and to determine the terms and conditions thereof. Our board of directors cannot issue warrants pursuant to this authorization to the extent that already issued and still outstanding warrants under this authorization amount to 20% or more of our share capital. This authorization is valid until December 31, 2019.

•	Our board of directors is, without pre-emptive rights for the existing shareholders, authorized to obtain loans against issuance of convertible bonds which confer the right to subscribe up to 5,000,000 shares. The convertible bonds shall be offered at a subscription price and a conversion price that correspond in aggregate to at least the market price of the shares at the time of the decision of our board of directors. The loans shall be paid in cash and our board of directors shall determine the terms and conditions for the convertible bonds. This authorization is valid until December 31, 2019.

•	Our board of directors is authorized at one or more times to increase the Company’s share capital in favor of its employees and the employees of its subsidiaries with up to nominal DKK 500,000 without pre-emptive subscription rights for the Company’s shareholders. This authorization is valid until May 23, 2021.

If our board of directors exercises its authorizations in full, and all warrants and convertible debt instruments are exercised fully (not including already issued warrants), then our share capital will amount to 70,106,411 shares consisting of 70,106,411 shares with a nominal value of DKK 1 each.

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

Summary of Provisions Regarding the Board of Directors and the Executive Board

Pursuant to our articles of association, our board of directors shall be elected by our shareholders at the general meeting and shall be composed of not less than three and no more than 10 members. With respect to the duration of the term which our board members severally hold office, the board of directors is classified into two classes as nearly equal in number as possible. Such classes consist of one class of directors (“Class I”) who were elected at the annual general meeting held in 2017 for a term expiring at the annual general meeting to be held in 2019; and a second class of directors (“Class II”) who were elected at the annual general meeting held in 2016 for a term expiring at the annual general meeting to be held in 2018. The shareholders shall increase or decrease the number of directors, in order to ensure that the two classes shall be as nearly equal in number as possible; provided, however, that no decrease shall have the effect of shortening the term of any other director. At each annual general meeting beginning in 2016, the successors of the class of directors whose term expires at that meeting shall be elected to hold office for a term expiring at the annual general meeting held in the second year following the year of their election. Board members must retire from the board of directors at the annual general meeting following their 75th birthday. Board members are not required to own any shares of our share capital.

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

Our company currently employs more than an average of 35 employees and has done so since 2016. Consequently, if this continues, our employees will in 2018 be entitled to demand representation on our board of directors. The question will, upon request from the employees, be put to a popular vote among the employees. If more than half of the employees (regardless whether they participate in the vote) vote in favor of having representation, we must organize an election process.

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

Sale of the ADSs (Individuals)

Gains from the sale of shares are taxed as share income at a rate of 27% on the first DKK 52,900 (for cohabiting spouses, a total of DKK 105,800) and at a rate of 42% on share income exceeding DKK 52,900 (for cohabiting spouses over DKK 105,800). Such amounts are subject to annual adjustments and include all share income (i.e., all capital gains and dividends derived by the individual or cohabiting spouses, respectively).

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

The following discussion does not address all U.S. federal income tax consequences relevant to a holder’s particular circumstances or to holders subject to particular rules, including:

•	U.S. expatriates and certain former citizens or long-term residents of the United States;

•	persons subject to the alternative minimum tax;

•	persons whose functional currency is not the U.S. dollar;

•	persons holding the ADSs as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions;

•	real estate investment trusts or regulated investment companies;

•	brokers, dealers or traders in securities, commodities or currencies;

•	partnerships, S corporations, or other entities or arrangements treated as partnerships for U.S. federal income tax purposes;

•	tax-exempt organizations or governmental organizations;

•	persons who acquired the ADSs pursuant to the exercise of any employee share option or otherwise as compensation;

•	persons subject to special tax accounting rules as a result of any item of gross income with respect to the ADSs being taken into account in an applicable financial statement;

•	persons that own or are deemed to own 10% or more of our ordinary shares, ADSs, and/or other equity by vote or value;

•	persons that hold their ADSs through a permanent establishment or fixed base outside the United States; and

•	persons deemed to sell the ADS under the constructive sale provisions of the Code.

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

Dividends will generally constitute foreign source income for foreign tax credit limitation purposes. Subject to the discussion of the PFIC rules below, any tax withheld with respect to distributions on the ADSs at the rate applicable to a U.S. Holder may, subject to a number of complex limitations, be claimed as a foreign tax credit against such U.S. Holder’s U.S. federal income tax liability or may be claimed as a deduction for U.S. federal income tax purposes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the ADSs generally will constitute “passive category income.” The rules with respect to the foreign tax credit are complex and involve the application of rules that depend upon a U.S. Holder’s particular circumstances. You are urged to consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

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

Passive Foreign Investment Company

Based on the market price of the ADSs and the value and composition of our income and assets, we do not believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2017. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you we will not be a PFIC for any taxable year. A non-U.S. corporation is considered a PFIC for any taxable year if either:

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

Not applicable.

Item 15	Control and Procedures

A.	Disclosure Controls and Procedures

Our chief executive officer and principal financial and accounting officers, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of December 31, 2017, have concluded that based on the evaluation of these controls and procedures required by Rule 13a-15(b) of the Exchange Act, our disclosure controls and procedures were effective.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2017. This assessment was performed under the directions and supervision of our Chief Executive Officer and our principal financial and accounting officers, and based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission.

A material weakness is a control deficiency, or a combination of control deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected. These control deficiencies could result in a misstatement of the financial statement accounts or related disclosures that would result in a material misstatement in the annual or interim consolidated financial statements that would not be prevented or detected on a timely basis. Based on management’s assessment of those criteria, management has concluded that the design and operating effectiveness of our internal control over financial reporting was effective as of December 31, 2017.

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

	Year ended December 31, 2017		Year ended December 31, 2016
	EUR’000%		EUR’000%
Audit Fees	566	100%	615	100%
Audit-related Fees	—	—	—	—
Tax Fees	—	—	—	—
All Other Fees	—	—	—	—

Total	566	100%	615	100%

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

To the Board of Directors and Shareholders of Ascendis Pharma A/S

Hellerup, Denmark

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Ascendis Pharma A/S and subsidiaries (the “Company”) as of December 31, 2017 and 2016, the related consolidated statements of profit or loss and other comprehensive income, the consolidated statements of changes in equity, and the consolidated cash flow statements for each of the three years in the period ended December 31, 2017, and the related notes listed in the Index at page F-7 (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte Statsautoriseret Revisionspartnerselskab

CVR no. 33963556

Copenhagen, Denmark

March 28, 2018

/s/ Henrik Hjort Kjelgaard	/s/ Max Damborg
State-Authorised Public Accountant	State-Authorised Public Accountant

We have served as the Company’s auditor since 2007.

Consolidated Statements of Profit or Loss and Other Comprehensive Income for the Years Ended December 31

	Notes	2017	2016	2015
		(EUR’000)
Revenue	4	1,530	4,606	8,118
Research and development costs		(99,589)	(66,022)	(40,528)
General and administrative expenses		(13,482)	(11,504)	(9,415)

Operating profit/(loss)		(111,541)	(72,920)	(41,825)
Finance income	7	923	7,300	11,048
Finance expenses	7	(13,756)	(3,112)	(2,797)

Profit/(loss) before tax		(124,374)	(68,732)	(33,574)
Tax on profit/(loss) for the year	8	477	227	652

Net profit/(loss) for the year		(123,897)	(68,505)	(32,922)

Other comprehensive income/(loss)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations		65	6	(14)

Other comprehensive income/(loss) for the year, net of tax		65	6	(14)

Total comprehensive income/(loss) for the year, net of tax		(123,832)	(68,499)	(32,936)

Profit/(loss) for the year attributable to owners of the Company		(123,897)	(68,505)	(32,922)
Total comprehensive income/(loss) for the year attributable to owners of the Company		(123,832)	(68,499)	(32,936)

		EUR	EUR	EUR
Basic earnings/(loss) per share		(3.68)	(2.58)	(1.39)

Diluted earnings/(loss) per share		(3.68)	(2.58)	(1.39)

Number of shares used for calculation (basic)		33,626,305	26,564,414	23,766,783

Number of shares used for calculation (diluted)(1)		33,626,305	26,564,414	23,766,783

(1)	A total of 4,621,154 warrants outstanding as of December 31, 2017 (a total of 3,691,765 warrants and 2,615,903 warrants outstanding as of December 31, 2016 and 2015, respectively) can potentially dilute earnings per share in the future, but have not been included in the calculation of diluted earnings per share because they are antidilutive for the periods presented.

Consolidated Statements of Financial Position As of December 31,

	Notes	2017	2016
	(EUR’000)
Assets
Non-current assets
Intangible assets	9	3,495	3,495
Property, plant and equipment	10	2,557	2,350
Deposits		293	268

		6,345	6,113

Current assets
Trade receivables		188	287
Other receivables		1,410	640
Prepayments		6,907	1,962
Income taxes receivable	8	778	740
Cash and cash equivalents		195,351	180,329

		204,634	183,958

Total assets		210,979	190,071

Equity and liabilities
Equity
Share capital	12	4,967	4,354
Distributable equity	13	182,244	172,259

Total equity		187,211	176,613

Current liabilities
Trade payables and other payables		23,768	13,078
Deferred income	14	—	94
Income taxes payable		—	286

		23,768	13,458

Total liabilities		23,768	13,458

Total equity and liabilities		210,979	190,071

Consolidated Statements of Changes in Equity

		Distributable Equity
	Share Capital	Share Premium	Foreign Currency Translation Reserve	Share-based Payment Reserve	Accumulated Deficit	Total
	(EUR’000)
Equity at January 1, 2015	2,272	77,445	(71)	4,050	(37,886)	45,810

Loss for the year	—		—	—	(32,922)	(32,922)
Other comprehensive loss, net of tax	—		(14)	—	—	(14)

Total comprehensive income/(loss)	—		(14)	—	(32,922)	(32,936)
Share-based payment (Note 6)	—		—	1,713	—	1,713
Capital increase	1,102	113,036	—	—	—	114,138
Cost of capital increase	—	(8,396)	—	—	—	(8,396)

Equity at December 31, 2015	3,374	182,085	(85)	5,763	(70,808)	120,329

Loss for the year	—		—	—	(68,505)	(68,505)
Other comprehensive loss, net of tax	—		6	—	—	6

Total comprehensive income/(loss)	—		6	—	(68,505)	(68,499)
Share-based payment (Note 6)	—		—	7,321	—	7,321
Capital increase	980	124,986	—	—	—	125,966
Cost of capital increase	—	(8,504)	—	—	—	(8,504)

Equity at December 31, 2016	4,354	298,567	(79)	13,084	(139,313)	176,613

Loss for the year	—		—	—	(123,897)	(123,897)
Other comprehensive loss, net of tax	—		65	—	—	65

Total comprehensive income/(loss)	—		65	—	(123,897)	(123,832)
Share-based payment (Note 6)	—		—	9,709	—	9,709
Capital increase	613	132,496	—	—	—	133,109
Cost of capital increase	—	(8,388)	—	—	—	(8,388)

Equity at December 31, 2017	4,967	422,675	(14)	22,793	(263,210)	187,211

Consolidated Cash Flow Statements for the year Ended December 31

	2017	2016	2015
	(EUR’000)
Operating activities
Net profit/(loss) for the year	(123,897)	(68,505)	(32,922)
Reversal of finance income	(923)	(7,300)	(11,048)
Reversal of finance expenses	13,756	3,112	2,797
Reversal of tax charge	(477)	(227)	(652)
Adjustments for:
Share-based payment	9,709	7,321	1,713
Depreciation	734	677	558
Changes in working capital:
Deposits	(25)	2	(130)
Trade receivables	99	777	228
Other receivables	(770)	(302)	(128)
Prepayments	(4,945)	1,857	(3,199)
Trade payables and other payables	10,755	4,711	3,403
Deferred income	(94)	(2,978)	(4,833)

Cash flows generated from/(used in) operations	(96,078)	(60,855)	(44,213)

Finance income received	923	123	13
Finance expenses paid	(97)	(5)	(6)
Income taxes received / (paid)	153	558	740

Cash flows from/(used in) operating activities	(95,099)	(60,179)	(43,466)

Investing activities
Acquisition of property, plant and equipment	(941)	(672)	(1,039)

Cash flows used in investing activities	(941)	(672)	(1,039)

Financing activities
Capital increase	133,109	125,966	114,138
Cost of capital increase	(8,388)	(8,504)	(8,396)

Cash flows from / (used in) financing activities	124,721	117,462	105,742

Increase / (decrease) in cash and cash equivalents	28,681	56,611	61,237

Cash and cash equivalents at January 1	180,329	119,649	50,167

Effect of exchange rate changes on balances held in foreign currencies	(13,659)	4,069	8,245

Cash and cash equivalents at December 31	195,351	180,329	119,649

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

The Company’s Board of Directors approved these consolidated financial statements on March 28, 2018.

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

The presentation of the statement of changes in equity has been changed. In order to present share premium arising from the company’s capital increases separately from earnings, the balance of ‘retained earnings’ has been divided into ‘share premium’ and ‘accumulated deficit’ in the statement of changes in equity.

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

Collaboration agreements which contain multiple activities are only separated into individual units of accounting if they constitute a separate earnings process. If multiple activities or rights are not separable, they are combined into a single unit of accounting, and recognized over the period of continued involvement; i.e. the period where we are actively involved in development and deliver significant services to the collaboration partner. If multiple activities or rights are separable, each separate component is accounted for after considering the specific nature of the element and the underlying activities to which earnings process relates. For the three years ended December 31, 2017, 2016 and 2015, the collaboration agreements entered into by the Company did not meet the criteria for separation, and all arrangements were accounted for as a single unit of accounting. Accordingly, the up-front license payments have been recognized as revenue over the period of continued involvement. In addition, the milestone criteria and sales-based royalty thresholds have not yet been met and such thresholds are not yet considered probable, accordingly no milestone and royalty payments have been received or are expected to be received.

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

Share premium reserve comprises the amounts received, attributable to shareholders’ equity, in excess of the nominal amount of the shares issued at the parent company’s capital increases, reduced by any expenses directly attributable to the capital increases.

Foreign currency translation reserve includes exchange rate adjustments of equity investments in our group enterprises.

Reserve for share-based payment represents the corresponding entries to the share-based payment recognized in the profit or loss, arising from our warrant programs.

Retained earnings or accumulated deficit represent a company’s accumulated profit or losses from operations.

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

New International Financial Reporting Standards Not Yet Effective

The IASB has issued, and the European Union has adopted, a number of new or amended standards, which have not yet become effective. Therefore, these new standards have not been incorporated in these consolidated financial statements. Our financial reporting is expected to be affected by such new or improved standards to the extent described below.

•	In July 2014, IASB issued the final version of IFRS 9, “Financial Instruments”. IFRS 9 brings together the classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39, “Financial Instruments: Recognition and Measurement” and is effective for annual periods beginning on or after January 1, 2018. The standard was endorsed by the EU in 2016. The standard introduces a new impairment model for financial assets measured at amortized cost based on expected losses. It applies to the Company’s bank deposits and trade receivables. Based on a review of the standard, we do not believe that the application of IFRS 9 will have a material impact on amounts reported in respect of the Company’s financial assets and liabilities.

•

In May 2014, IASB issued IFRS 15 “Revenue from Contracts with Customers”. The standard is part of the convergence project with FASB to replace IAS 18 “Revenue”. The new standard will establish a single, comprehensive framework for revenue recognition, based on a five-step model to determine when, how and at what amount revenue is to be recognized depending on whether certain criteria are met. The standard was endorsed by the EU in 2016 and is effective for annual periods beginning on or after January 1, 2018. Our licensing agreements are within the scope of IFRS 15. We have evaluated these contracts against the specific licensing guidance in IFRS 15 and have concluded that the application of IFRS 15, using the retrospective method with the cumulative effect of initially applying this standard recognized at the date of the initial application, will not have any impact on amounts reported in respect of the Company’s revenues arising from these contracts. We currently do not have any other sources of revenue within the scope of IFRS 15.

•	In January 2016, the IASB issued IFRS 16 “Leases”, which requires lessees to recognize assets and liabilities for most leases. For lessors, there is little change to the existing accounting in IAS 17 “Leases”. The new standard will be effective for annual periods beginning on or after January 1, 2019. The standard was endorsed by the EU in 2017. Based on a review of the standard, we believe that the application of IFRS 16 will impact the Company’s balance sheet through recognition of assets and liabilities that are not recognized under the current standard, as the leases are currently classified as operating lease arrangements, with lease commitments disclosed in a note to the financial statements.

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

We have not signed any new collaboration agreements with external partners in 2017 or 2016.

All revenue had been recognized as of December 31, 2017 compared to €0.1 million in deferred income as of December 31, 2016.

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

Warrants granted under our warrant programs vest on a monthly basis over periods of up to 48 months. Due to the graded vesting, the related expenses are recognized on an accelerated basis; i.e. each tranche of a warrant grant is treated separately for expense recognition purposes. Accordingly, each warrant grant is treated in up to 48 tranches, which are each recognized over the expected useful life of that particular tranche. In total €9.7 million was recognized as share-based payment in the consolidated financial statements for 2017 compared to €7.3 million for 2016 and €1.7 million for 2015.

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

Impairment of Goodwill

Determining whether goodwill is impaired requires an estimation of the recoverable amount, being the higher of fair value less costs of disposal or value in use, of the cash-generating units to which goodwill has been allocated. The recoverable amount of the cash-generating units is determined based on an estimation of the Company’s fair value less costs of disposal. We have determined the fair value of goodwill after taking into account the market value of our ADSs representing the enterprise value of our group enterprises as of the balance sheet date. No impairment loss has been recognized in 2017 or 2016. The carrying amount of goodwill at December 31, 2017 and 2016 was €3.5 million. See note 9 for further details.

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

Useful Lives of Property, Plant and Equipment and Finite-Lived Intangible Assets

We review the estimated useful lives of property, plant and equipment and finite-lived intangible assets at the end of each reporting period. We have concluded that the useful lives applied for 2017, 2016 and 2015 are appropriate.

Except for the above areas, assumptions and estimates are not considered to be critical to the consolidated financial statements. No estimates or judgments have been made involving a material risk of significant adjustments of the assets or liabilities at the balance sheet date.

Note 4—Revenue

	2017	2016	2015
	(EUR’000)
Revenue from the rendering of services	1,530	1,628	3,192
License income	—	2,978	4,926

Total revenue	1,530	4,606	8,118

Revenue from external customers (geographical)
USA	1,530	4,606	7,350
Germany	—	—	487
Switzerland	—	—	281

Total revenue	1,530	4,606	8,118

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

In the consolidated financial statements for 2017, one single customer accounts for more than 10% of total revenue. The revenue from this customer amounts to €1.5 million (100%).

In the consolidated financial statements for 2016, one single customer accounts for more than 10% of total revenue. The revenue from this customer amounts to €4.6 million (100%).

In the consolidated financial statements for 2015, one single customer accounts for more than 10% of total revenue. The revenue from this customer amounts to €7.4 million (91%).

Note 6—Staff Cost

	2017	2016	2015
	(EUR’000)
Wages and salaries	19,918	15,288	9,211
Share-based payment	9,709	7,321	1,713
Pension costs	324	49	42
Social security costs	1,156	913	697

Total salary expenses	31,107	23,571	11,663

Compensation to Key Management Personnel
Wages and salaries	1,731	1,449	1,397
Share-based payment	3,576	2,548	508
Social security costs	70	72	74

Total compensation to Key Management Personnel	5,377	4,069	1,979

Average number of employees	121	92	63

Staff costs are recognized in the statement of profit or loss as follows:

	2017	2016	2015
	(EUR’000)
Research and development costs	21,845	15,829	7,199
General and administrative expenses	9,262	7,742	4,464

Total staff costs	31,107	23,571	11,663

Share-based payment

Ascendis Pharma A/S has established warrant programs, equity-settled share-based payment transactions, as an incentive for all of our employees, members of our board of directors and select external consultants.

Warrants are granted by the Board of Directors in accordance with authorizations given to it by the shareholders of Ascendis Pharma A/S. As of December 31, 2017, 6,440,812 warrants had been granted, of which 19,580 warrants have been cancelled, 1,600,845 warrants have been exercised, 2,168 warrants have expired without being exercised, and 197,065 warrants have been forfeited. As of December 31, 2017, our board of directors was authorized to grant up to 1,578,592 additional warrants to our employees, board members and select consultants without preemptive subscription rights for the shareholders of Ascendis Pharma A/S. Each warrant carries the right to subscribe for one ordinary share of a nominal value of DKK 1. The exercise price is fixed at the fair market value of our ordinary shares at the time of grant as determined by our board of directors. The exercise prices of outstanding warrants under our warrant programs range from €6.48 to €31.60 depending on the grant dates. Vested warrants may be exercised in two or four annual exercise periods as described below. Apart from exercise prices and exercise periods, the programs are similar.

Vesting Conditions

Warrants issued during the period from 2008 to 2012 generally vested over 36 months with 1/36 of the warrants vesting per month from the date of grant. However, some of these warrants were subject to shorter vesting periods, to a minimum of 24 months. All such warrants have been exercised or have expired as of December 31, 2017.

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

Exercise Periods

Vested warrants may be exercised during certain exercise periods each year. For 817,360 outstanding warrants, there are two annual exercise periods that continue for 21 days from and including the day after the publication of (i) the annual report notification—or if such notification is not published—the annual report and (ii) our interim report (six-month report). For these warrants, the last exercise period is 21 days from and including the day after the publication of our interim report for the first half of 2023. For 476,657 outstanding warrants granted in connection with our Preference D financing, there are four annual exercise periods that continue for 21 days following the day of publication of (i) our interim report (three-month report); (ii) the annual report notification—or if such notification is not published—the annual report; (iii) our interim report (six-month report); and (iv) our interim report (nine-month report). For these warrants, the last exercise period is 21 days following the publication of our interim report (nine-month report) in 2023. For 3,327,137 warrants granted on or after December 18, 2015, there are four annual exercise periods; each exercise period begins two full trading days after the publication of the public release of our earnings data of a fiscal quarter and continues until the end of the second-to-last trading day in which quarter the relevant earnings release is published. The warrants granted in December 2015 and later expire ten years after the grant date.

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

Warrant Activity

The following table specifies the warrant activity during the year:

	Total Warrants	Weighted Average Exercise Price EUR
Outstanding at January 1, 2015	2,999,824	5.70

Granted during the year	1,022,908	15.68
Exercised during the year	(1,292,462)	3.34
Forfeited during the year	(112,199)	7.65
Expired during the year	(2,168)	3.06

Outstanding at December 31, 2015	2,615,903	10.69

Granted during the year	1,202,500	17.69
Exercised during the year	(115,212)	7.63
Forfeited during the year	(11,426)	13.88
Expired during the year	—	—

Outstanding at December 31, 2016	3,691,765	13.05

Granted during the year	1,196,000	30.15
Exercised during the year	(193,171)	8.49
Forfeited during the year	(73,440)	16.42
Expired during the year	—	—
Outstanding at December 31, 2017	4,621,154	17.62

Vested at the balance sheet date	2,034,791	11.48

As of December 31, 2017, a total of 4,621,154 warrants were outstanding with a weighted average exercise price of €17.62. 2,034,791 of these warrants had vested as of December 31, 2017 with a weighted average exercise price of €11.48. For comparison, as of December 31, 2016, a total of 3,691,765 warrants were outstanding with a weighted average exercise price of €13.05. 1,439,066 of these warrants had vested as of December 31, 2016 with a weighted average exercise price of €9.36. As of December 31, 2015, a total of 2,615,903 warrants were outstanding with a weighted average exercise price of €10.69. 864,623 of these warrants had vested as of December 31, 2015 with a weighted average exercise price of €7.74.

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

The following table summarizes the input to the Black-Scholes Option Pricing model and the calculated fair values for warrant grants in 2017, 2016 and 2015:

	2017	2016	2015
Expected volatility	54 — 60%	57 — 60%	61 — 63%
Risk-free interest rate	(0.34) — 0.25%	(0.32) — 0.30%	0.25 — 0.45%
Expected life of warrants (years)	5.05 — 7.10	5.05 — 7.13	5.05 — 7.05
Weighted average exercise price	€30.15	€17.69	€15.67
Fair value of warrants granted in the year	€9.65 — 17.29	€5.78 — 11.07	€8.02 — 9.45

Warrant compensation cost is recognized in the statement of profit or loss over the vesting period of the warrants granted.

	2017	2016	2015
	(EUR’000)
Research and development costs	4,775	3,722	718
General and administrative expenses	4,934	3,599	995

Total warrant compensation costs	9,709	7,321	1,713

Value of Outstanding Warrants

For the year ended December 31, 2017, the aggregate fair value of outstanding warrants has been calculated at €111.9 million using the Black-Scholes Option Pricing model. The following table specifies the weighted average exercise price and the weighted average life of outstanding warrants:

	Year of Grant	Number of Warrants	Weighted Average Exercise Price EUR	Weighted Average Life (months)
Granted in December	2012	609,383	8.00	91-92
Granted in March, June, September and December	2013	91,681	8.00	91-92
Granted in January, March, June and November	2014	592,953	6.78	92-93
Granted in December	2015	963,658	15.68	119-120
Granted in March, May, June, July, August, November and December	2016	1,167,479	17.67	120
Granted in January, February, March, April, May, June, July, August, September, October, November and December	2017	1,196,000	30,15	120

Outstanding at December 31, 2017		4,621,154	17.62	112

Vested at the balance sheet date		2,034,791	11.48

For the year ended December 31, 2016, the aggregate fair value of outstanding warrants has been calculated at €49.4 million using the Black-Scholes Option Pricing model. The following table specifies the weighted average exercise price and the weighted average life of outstanding warrants:

	Year of Grant	Number of Warrants	Weighted Average Exercise Price EUR	Weighted Average Life (months)
Granted in December	2012	645,655	8.00	91-92
Granted in March, June, September and December	2013	128,848	8.00	91-92
Granted in January, March, June, and November	2014	700,614	6.89	92-93
Granted in December	2015	1,016,596	15.68	119-120
Granted in March, May, June, July, August, November and December	2016	1,200,052	17.70	120

Outstanding at December 31, 2016		3,691,765	13.05	109

Vested at the balance sheet date		1,439,066	9.36

For the year ended December 31, 2015, a total of 2,615,903 warrants were outstanding with a weighted average exercise price of €10.69 and weighted average life of 102 to 103 months:

	Year of Grant	Number of Warrants	Weighted Average Exercise Price EUR	Weighted Average Life (months)
Granted in December	2012	665,188	8.00	91-92
Granted in March, June, September and December	2013	137,349	8.00	91-92
Granted in January, March, June, and November	2014	790,458	7.04	92-93
Granted in December	2015	1,022,908	15.68	119-120

Outstanding at December 31, 2015		2,615,903	10.69	102-103

Vested at the balance sheet date		864,623	7.74

Note 7—Finance Income and Finance Expenses

	2017	2016	2015
	(EUR’000)
Interest income	923	123	13
Exchange rate gains	—	7,177	11,035

Total finance income	923	7,300	11,048

Interest expense	(97)	(5)	(6)
Exchange rate losses	(13,659)	(3,107)	(2,791)

Total finance expenses	(13,756)	(3,112)	(2,797)

Note 8—Tax on Profit/Loss for the Year and Deferred Tax

	2017	2016	2015
	(EUR’000)
Tax on profit/(loss) for the year:
Current tax	(477)	(227)	(652)

	(477)	(227)	(652)

Tax for the year can be explained as follows:
Profit/(loss) before tax	(124,374)	(68,732)	(33,574)
Tax at the Danish corporation tax rate of 22%	(27,362)	(15,121)	(7,890)

Tax effect of:
Non-deductible costs	1,553	1,153	359
Additional tax deductions	(356)	(65)	(703)
Tax credits	1,028	740	787
Other effects	(598)	(266)	(330)

	2017	2016	2015
	(EUR’000)
Change in unrecognized deferred tax assets	25,258	13,332	7,125

Tax on profit/(loss) for the year	(477)	(227)	(652)

Unrecognized deferred tax asset:
Tax deductible losses	(52,084)	(27,188)	(13,404)
Deferred income	(86)	(144)	(725)
Other temporary differences	(545)	(124)	5

Unrecognized deferred tax asset	(52,715)	(27,456)	(14,124)

The deferred tax assets have not been recognized in the statement of financial position due to uncertainty relating to the future utilization. The deferred tax asset can be carried forward without timing limitations. For tax losses carried forward, certain limitations exist for amounts to be utilized each year.

Under Danish tax legislation, tax losses may be partly refunded by the tax authorities to the extent such tax losses arise from research and development activities. For the year ended December 31, 2017, the jointly taxed Danish entities had a negative taxable income, and accordingly were entitled to a tax refund of approximately €0.7 million, compared to approximately €0.7 million for the year ended December 31, 2016.

Note 9—Intangible Assets

Goodwill
(EUR’000)
Cost:
At January 1, 2016	3,495
Additions	—

December 31, 2016	3,495
Additions	—
December 31, 2017	3,495

Accumulated impairment:
At January 1, 2016	—
Impairment charge	—

At December 31, 2016	—
Impairment charge	—
At December 31, 2017	—

Carrying amount:
At December 31, 2017	3,495

At December 31, 2016	3,495

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

Note 10—Property, Plant and Equipment

	Plant and Machinery	Other Equipment	Leasehold Improve- ments	Total
	(EUR’000)
Cost:
At January 1, 2016	3,693	1,227	574	5,494
Additions	274	352	46	672
Disposals	—	(85)	—	(85)

At December 31, 2016	3,967	1,494	620	6,081
Additions	540	371	30	941
Disposals	—	(224)	—	(224)

At December 31, 2017	4,507	1,641	650	6,798

Accumulated depreciation:
At January 1, 2016	(2,284)	(646)	(209)	(3,139)
Depreciation charge	(392)	(225)	(60)	(677)
Disposals	—	85	—	85

At December 31, 2016	(2,676)	(786)	(269)	(3,731)
Depreciation charge	(378)	(292)	(64)	(734)
Disposals	—	224	—	224

December 31, 2017	(3,054)	(854)	(333)	(4,241)

Carrying amount:
At December 31, 2017	1,453	787	317	2,557

At December 31, 2016	1,291	708	351	2,350

	2017	2016	2015
	(EUR’000)
Depreciation charges are recognized as:
Research and development costs	(701)	(645)	(550)
General and administrative expenses	(33)	(32)	(8)

Total depreciation charges	(734)	(677)	(558)

Note 11—Investments in Group Enterprises

Investments in Group enterprises comprise:

Company	Domicile	Ownership
Ascendis Pharma GmbH	Germany	100%
Ascendis Pharma, Inc.	USA	100%
Ascendis Pharma Ophthalmology Division A/S	Denmark	100%
Ascendis Pharma Endocrinology Division A/S	Denmark	100%
Ascendis Pharma Bone Diseases A/S	Denmark	100%
Ascendis Pharma Growth Disorders A/S	Denmark	100%

Note 12—Share Capital

The share capital of Ascendis Pharma A/S consists of 36,984,292 shares at a nominal value of DKK 1, all in the same share class.

The number of shares of the Company are as follows:

	2017	2016	2015	2014	2013
Changes in share capital
Beginning of year	32,421,121	25,128,242	16,935,780	10,801,948	10,801,948
Increase through cash contribution	4,563,171	7,292,879	8,192,462	6,133,832	—

End of year	36,984,292	32,421,121	25,128,242	16,935,780	10,801,948

Note 13—Distributable Equity

Share Premium Reserve

Share premium comprises the amounts received, attributable to shareholders’ equity, in excess of the nominal amount of the shares issued at the parent company’s capital increases, reduced by any expenses directly attributable to the capital increases. Under Danish legislation, share premium is an unrestricted reserve that is available to be distributed as dividends to a company’s shareholders. Also under Danish legislation, the share premium reserve can be used to offset accumulated deficits.

Foreign Currency Translation Reserve

Exchange differences relating to the translation of the results and net assets of our foreign operations from their functional currencies to our presentation currency are recognized directly in other comprehensive income and accumulated in the foreign currency translation reserve. The foreign currency translation reserve is an unrestricted reserve that is available to be distributed as dividends to a company’s shareholders.

Share-Based Payment Reserve

Warrants granted under our employee warrant program carry no rights to dividends and no voting rights. The share-based payment reserve represents the fair value of warrants recognized from grant date. Further details of the employee warrant program are provided in Note 6. Share-based payment reserce is an unrestricted reserve that is available to be distributed as dividends to a company’s shareholders.

Retained Earnings or Accumulated Deficits

Retained earnings or accumulated deficits represent the accumulated profit or losses from the Company’s operations. A positive balance of retained earnings is available to be distributed as dividends to a company’s shareholders.

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

Note 15—Commitments and Contingencies

Operating Leases

We operate from leased premises in Denmark, Germany and the US. In addition, we have entered into operating leases for equipment. The total lease commitment under operating leases was:

	2017	2016
	(EUR’000)
Within 1 year	2,951	1,608
Within 1 to 5 years	12,485	4,309
After 5 years	3,957	428

Total commitments held under operating leases	19,393	6,345

Total expenses under operating leases were €1.6 million, €1.5 million, and €0.9 million for the financial years ended December 31, 2017, 2016, and 2015, respectively.

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

Foreign Currency Risk Management

We are exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the US Dollar, the British Pound and the Danish Krone. Our functional currency is the Euro, but we have received payments in US Dollars under our collaborations. Further, the proceeds from our series D financing in November 2014, our IPO in February 2015 and our follow-on offerings in October 2016 and September 2017 were in US Dollars. We seek to minimize our exchange rate risk by maintaining cash positions in the currencies in which we expect to incur the majority of our future expenses and we make payments from those positions.

The carrying amounts of our monetary assets and liabilities split on currencies at the end of the reporting period are as follows (EUR equivalents):

	2017	2016
	(EUR’000)
Danish Kroner (DKK)	2,789	404
US Dollars (USD)	183,362	118,741
Euro (EUR)	(3,767)	52,591
British Pounds (GBP)	1,163	839
Other	(2,387)	(1,713)

	181,160	170,862

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

For a 10% weakening of USD against EUR, there would be a comparable negative impact on the profit before tax or equity.

	2017	2016
	(EUR’000)
Profit or loss before tax	18,336	11,874
Equity	18,336	11,874

With respect to GBP, the following table shows the effect of a 10% change in exchange rates against the EUR. A positive number indicates an increase in profit before tax or equity where the GBP strengthens 10% against the EUR. For a 10% weakening of GBP against EUR, there would be a comparable negative impact on the profit before tax or equity.

	2017	2016
	(EUR’000)
Profit or loss before tax	116	84
Equity	116	84

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

Note 18—Ownership

The following persons, or groups of affiliated persons, are known by us to beneficially own more than 5% of our outstanding ordinary shares:

•	Entities affiliated with RA Capital Management, LLC, USA

•	OrbiMed Private Investments V, L.P., USA

•	Entities affiliated with FMR LLC, USA

•	Baker Bros. Advisors LP, USA

•	Sofinnova Venture Partners IX, L.P., USA

•	Entities affiliated with Vivo Capital, USA

•	Entities affiliated with EcoR1 Capital, LLC, USA

The Company’s American Depository Shares are held through BNY (Nominees) Limited as nominee, of The Bank of New York Mellon, UK (as registered holder of the Company’s outstanding ADSs).

Note 19—Subsequent Events

On February 21, 2018, the Company entered into an underwriting agreement with J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Credit Suisse Securities (USA) LLC as representatives of the several underwriters named therein (collectively, the “Underwriters”), pursuant to which the Company agreed to issue and sell 3,947,368 ADSs to the Underwriters (the “February 2018 Offering”). The ADSs were sold at a public offering price of $57.00 per ADS, and were purchased by the Underwriters from the Company at a price of $53.58 per ADS. Under the terms of the Underwriting Agreement, the Company granted the Underwriters the right, for 30 days, to purchase from the Company up to 592,105 additional ADSs at the public offering price, less the underwriting commissions. On February 22, 2018, the Underwriters exercised their option to purchase the additional 592,105 ADSs in full.

On February 26, 2018, the February 2018 Offering closed and the Company completed the sale and issuance of an aggregate of 4,539,473 ADSs. The Company received net proceeds from the February 2018 Offering of approximately $242.5 million, or €196.8 million at the date of closing, after deducting the Underwriters’ commissions and the Company’s estimated offering expenses.

No other events have occurred after the balance sheet date that would influence the evaluation of these consolidated financial statements.

Item 19	Exhibits

The following exhibits are filed as part of this annual report:

Exhibit Number	Exhibit Description	Incorporated by Reference				Provided Herewith
		Form	Date	Number	File Number

1.1	Articles of Association, currently in effect (English translation).	6-K	3/15/2018	1.1	001-36815

2.1	Deposit Agreement dated January 27, 2015 among Ascendis Pharma A/S The Bank of New York Mellon and Owners and Holders of American Depositary Shares.	F-3	2/2/2016	4.2	333-209336

2.2	Form of American Depositary Receipt (included in Exhibit 2.1).

4.1†	Exclusive Licence Agreement dated July 31, 2013 between Ascendis Pharma Ophthalmology Division A/S, Genentech, Inc. and F. Hoffmann-La Roche Ltd.	F-1	12/18/2014	10.1	333-201050

4.2†	Patent Transfer & Exclusive Licence Agreement dated December 15, 2010 between Ascendis Pharma A/S and Sanofi Aventis Deutschland GmbH.	F-1	12/18/2014	10.2	333-201050

4.3(a)	Rental Agreement, between Technologiepark Heidelberg II GmbH & Co. KG and Ascendis Pharma GmbH (English translation).	F-1	12/18/2014	10.3(a)	333-201050

4.3(b)	Supplement No. 1 to Rental Agreement, between Technologiepark Heidelberg II GmbH & Co. KG and Ascendis Pharma GmbH (English translation).	F-1	12/18/2014	10.3(b)	333-201050

4.4(a)#	Reference is made to Exhibit 1.1.

4.4(b)#	Form of Warrant Certificate for Warrants issued prior to December 2015.	F-1	12/18/2014	10.4(b)	333-201050

4.4(c)#	Form of Warrant Certificate for Warrants issued since December 2015.	20-F	3/22/2017	4.4(c)	001-36815

4.5#	Form of Indemnification Agreement for board members and senior management.	F-1	1/16/2014	10.5	333-201050

4.6(a)	Registration Rights Agreement dated November 24, 2014 among Ascendis Pharma A/S and the investors set forth therein.	F-1	12/18/2014	10.6	333-201050

4.6(b)	First Amendment to Registration Rights Agreement dated December 11, 2015 by and among Ascendis Pharma A/S and the investors set forth therein.	6-K	12/14/2015	4.2	001-36815

4.7	Registration Rights Agreement dated December 11, 2015 by and among Ascendis Pharma A/S, Fidelity Securities Fund: Fidelity Series Small Cap Opportunities Fund—Healthcare Sub and Fidelity Stock Selector Small Cap Fund—Health Care Sub.	6-K	12/14/2015	4.1	001-36815

4.8	Lease Agreement dated September 7, 2015 between Ascendis Pharma A/S and Dades AS.	F-3	2/2/2016	10.1	001-36815

4.9*	Manufacturing and Supply Agreement dated December 21, 2017, between Ascendis Pharma A/S and NOF Corporation					X

4.10*	Manufacturing and Supply Agreement dated January 12, 2017, between Ascendis Pharma A/S and Medicom Innovation Partner a/s					X

8.1	List of Subsidiaries.					X

12.1	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X

12.2	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X

13.1	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					X

13.2	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					X

15.1	Consent of Independent Registered Public Accounting Firm					X

EX-101.INS	XBRL Instance Document.					X

EX-101.SCH	XBRL Taxonomy Extension Schema Document.					X

EX-101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.					X

EX-101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.					X

EX-101.IAB	XBRL Taxonomy Extension Labels Linkbase Document.					X

EX-101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.					X

†	Confidential treatment has been granted for certain information contained in this Exhibit. Such information has been omitted and filed separately with the SEC.
#	Indicates senior management contract or compensatory plan.
*	Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment and this exhibit has been filed separately with the SEC.

Signatures

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Ascendis Pharma A/S

By:	/s/ Jan Møller Mikkelsen
Jan Møller Mikkelsen
President, Chief Executive Officer, Board Member and Executive Director (Principal Executive Officer)

Date: March 28, 2018

By:	/s/ Scott T. Smith
Scott T. Smith
Senior Vice President, Chief Financial Officer (Principal Financial Officer)

Date: March 28, 2018