Form 20-F
period 2018-12-31
Ascendis Pharma A/S
filed 2019-04-03
CIK 1612042

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

Jan Møller Mikkelsen

President and Chief Executive Officer

Tuborg Boulevard 12

DK-2900 Hellerup, Denmark

Telephone: +45 70 22 22 44

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

42,135,448 ordinary shares

(as of December 31, 2018)

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

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐

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

Our consolidated financial statements are presented in euros except where otherwise indicated, and are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All references in this annual report to “Dollars” and “$” are to U.S. Dollars, and all references to “euro” or “€” are to European Union euro. Throughout this annual report, references to ADSs mean ADSs or ordinary shares represented by ADSs, as the case may be.

Special Note Regarding Forward-Looking Statements

This annual report contains forward-looking statements concerning our business, operations and financial performance and condition, as well as our plans, objectives and expectations for our business operations and financial performance and condition. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “aim,” “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “could,” “due,” “estimate,” “expect,” “goal,” “intend,” “may,” “objective,” “plan,” “predict,” “potential,” “positioned,” “seek,” “should,” “target,” “will,” “would,” and other similar expressions that are predictions or indicate future events and future trends, or the negative of these terms or other comparable terminology. These forward-looking statements include, but are not limited to, statements about:

•

our ongoing phase 3 pediatric studies of TransCon Growth Hormone, or hGH, our ongoing phase 2 study of TransCon Parathyroid Hormone, or PTH, and our plans to initiate a phase 2 study of TransCon C-Type Natriuretic Peptide, or CNP;

•

our intention to pursue oncology as our second of three independent therapeutic areas of focus, our receipt of future milestone or royalty payments from our collaboration partners, and the expected timing of such payments;

•	our expectations regarding the potential market size and the size of the patient populations for our product candidates, if approved for commercial use;

•	our expectations regarding the potential advantages of our product candidates over existing therapies;

•	our ability to enter into new collaborations;

•

our expectations with regard to the ability to develop additional product candidates using our TransCon technologies and file Investigational New Drug Applications, or INDs, or equivalents for such product candidates;

•

our expectations with regard to the ability to seek expedited regulatory approval pathways for our product candidates, including the potential ability to rely on the parent drug’s clinical and safety data with regard to our product candidates;

•	our expectations with regard to our current and future collaboration partners to pursue the development of our product candidates and file INDs or equivalents for such product candidates;

•	our development plans with respect to our product candidates;

•	our ability to develop, acquire and advance product candidates into, and successfully complete, clinical trials;

•	the timing or likelihood of regulatory filings and approvals for our product candidates;

•	the commercialization of our product candidates, if approved;

•	our commercialization, marketing and manufacturing capabilities of our product candidates and associated devices;

•	the implementation of our business model and strategic plans for our business, product candidates and technology;

•	the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates;

•	estimates of our expenses, future revenue, capital requirements, our needs for additional financing and our ability to obtain additional capital;

•	our financial performance; and

•	developments and projections relating to our competitors and our industry.

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

The selected consolidated financial data as of December 31, 2018 and 2017 and for each of the years ended December 31, 2018, 2017 and 2016 have been derived from our audited consolidated financial statements and notes thereto set forth in Item 18 of this annual report. The selected consolidated financial data for the years ended December 31, 2015 and 2014 are derived from the audited consolidated financial statements not appearing in this annual report.

The following selected consolidated financial data should be read in conjunction with our “Operating and Financial Review and Prospects” and our consolidated financial statements and related notes appearing elsewhere in this annual report. Our financial statements are prepared in accordance with IFRS.

	Years Ended December 31,
(EUR’000, except share and per share data)	2018	2017	2016	2015	2014
Revenue	10,581	1,530	4,606	8,118	13,983
Research and development costs	(140,281)	(99,589)	(66,022)	(40,528)	(19,698)
General and administrative expenses	(25,057)	(13,482)	(11,504)	(9,415)	(6,274)

Operating profit / (loss)	(154,757)	(111,541)	(72,920)	(41,825)	(11,989)
Share of profit / (loss) in associate	(321)	—	—	—	—
Finance income	24,714	923	7,300	11,048	1,877
Finance expenses	(127)	(13,756)	(3,112)	(2,797)	(228)

Profit / (loss) before tax	(130,491)	(124,374)	(68,732)	(33,574)	(10,340)
Tax on profit / (loss) for the year	394	477	227	652	682

Net profit / (loss) for the year	(130,097)	(123,897)	(68,505)	(32,922)	(9,658)
Other comprehensive income / (loss)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	17	65	6	(14)	(14)
Other comprehensive income / (loss) for the year, net of tax	17	65	6	(14)	(14)

Total comprehensive income / (loss) for the year, net of tax	(130,080)	(123,832)	(68,499)	(32,936)	(9,672)
Profit / (loss) for the year attributable to owners of the Company	(130,097)	(123,897)	(68,505)	(32,922)	(9,658)
Total comprehensive income / (loss) for the year attributable to owners of the Company	(130,080)	(123,832)	(68,499)	(32,936)	(9,672)

	EUR	EUR	EUR	EUR	EUR
Basic and diluted earnings / (loss) per share	(3.17)	(3.68)	(2.58)	(1.39)	(0.85)

Number of shares used for calculation (basic and diluted)	41,085,237	33,626,305	26,564,414	23,766,783	11,406,929

The total number of ordinary shares outstanding as of December 31, 2018, 2017, 2016, 2015 and 2014 was 42,135,448, 36,984,292, 32,421,121, 25,128,242 and 16,935,780, respectively. The registered share capital as of December 31, 2018, 2017, 2016, 2015 and 2014 was DKK 42,135,448, DKK 36,984,292, DKK 32,421,121, DKK 25,128,242 and DKK 4,233,945, respectively.

Selected Consolidated Statement of Financial Position Data:

The following table sets forth selected consolidated statement of financial position data as of the dates indicated:

	As of December 31,
(EUR’000)	2018	2017	2016	2015	2014
Cash and cash equivalents	277,862	195,351	180,329	119,649	50,167
Total assets	318,968	210,979	190,071	131,774	58,671
Total liabilities	38,918	23,768	13,458	11,445	12,861
Retained earnings/(accumulated deficit)	(393,307)	(263,210)	(139,313)	(70,808)	(37,886)
Total equity	280,050	187,211	176,613	120,329	45,810

Selected Consolidated Cash Flow Statement Data:

The following table sets forth selected consolidated cash flow statement data for the periods indicated:

	Year Ended December 31,
(EUR’000)	2018	2017	2016	2015	2014
Cash flows from / (used in) operating activities	(138,802)	(95,099)	(60,179)	(43,466)	(18,403)
Cash flows used in investing activities	(2,648)	(941)	(672)	(1,039)	(405)
Cash flows from / (used in) financing activities	203,267	124,721	117,462	105,742	47,907

Exchange Rate Information

Our business is primarily conducted in the European Union, and we maintain our books and records in euros. We have presented results of operations in euros. In this annual report, financial figures included in or extracted from our consolidated financial statements have been translated in accordance with the guidelines under IFRS. For convenience of the reader, this annual report also includes other translations from euros to U.S. dollars and U.S. dollars to euros. Unless specified as of a specific date, or otherwise indicated, translations from euros to U.S. dollars and from U.S. dollars to euros were made at a rate of €0.873 to $1.00, the official exchange rate quoted by the European Central Bank at the close of business on December 31, 2018. Such U.S. dollar amounts are not necessarily indicative of the actual amounts of U.S. dollars which could have been actually purchased on exchange of euros on the dates indicated.

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

We are applying our innovative TransCon™ technologies to build a leading, fully integrated biopharmaceutical company and to develop a pipeline of product candidates with potential best-in-class profiles to address unmet medical needs. Biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. To date, we have focused substantially all of our efforts on our research and development activities and, in particular, developing our lead product candidates, TransCon Growth Hormone, or TransCon hGH, TransCon Parathyroid Hormone, or TransCon PTH, TransCon C-Type Natriuretic Peptide, or TransCon CNP, and our proprietary TransCon technologies. We have only a limited operating history upon which our shareholders and ADS holders can evaluate our business and prospects. Our revenue has been primarily generated through collaboration agreements under which we have received up-front technology licensing fees, payments for the sale of certain intellectual property rights and payments we receive for services rendered to our collaboration partners and other biopharmaceutical companies. Revenue generated from existing or new collaborations may fluctuate significantly over time. Accordingly, going forward, we may incur significant losses from our operations. We had a net loss of €130.1 million during the year ended December 31, 2018 and a net loss of €123.9 million during the year ended December 31, 2017. Our total equity was €280.1 million as of December 31, 2018 compared to €187.2 million as of December 31, 2017. Neither the net loss nor net profit we have experienced in prior years are necessarily indicative of our future results.

None of our product candidates have been approved for commercial sale by the U.S. Food and Drug Administration, or FDA, the European Medicines Agency, or EMA, or similar non-U.S. regulatory authorities, and we have not generated revenues from the sale of approved products. We expect that our annual operating expenses may increase over the next several years as we expand our research and development efforts and prepare for commercialization. Even if we receive milestone payments from our current or future collaboration partners, we may incur substantial operating losses for the foreseeable future as we execute our operating plan. Additionally, we cannot be certain that we will receive any potential milestones under our agreements with our collaboration partners. For a discussion of the risks associated with our preclinical and clinical development programs with, and potential for milestone and other payments from, our collaboration partners, see “—Risks Related to Our Business.”

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

We have no products approved for sale and have never generated any revenue from product sales. Our ability to generate revenue from product sales depends on our ability and the ability of our current and future collaboration partners to successfully complete the research and development of our product candidates and obtain the regulatory and marketing approvals necessary to commercialize one or more of our product candidates. We do not anticipate generating revenue from product sales or our royalty rights in the near term. Our ability to generate future revenue from product sales or pursuant to milestone payments or royalties from current and future collaboration partners depends heavily on many factors, including but not limited to:

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

Since our inception, most of our resources have been dedicated to our research and development activities and, in particular, developing our proprietary TransCon technologies and our most advanced product candidates. We have funded our operations primarily through issuance of our preference shares, ordinary shares and convertible debt securities and payments to us under our collaboration agreements. For example, in March 2019, we received $539.8 million (€476.9 million in net proceeds from a public offering of American Depositary Shares (representing our ordinary shares) after deducting the underwriting commissions and estimated offering expenses. As of December 31, 2018, we had cash and cash equivalents of €277.9 million. We believe that we will continue to expend substantial resources for the foreseeable future, including costs associated with research and development, conducting preclinical studies, clinical trials, obtaining regulatory approvals and, eventually, sales and marketing if any of our product candidates is approved. Because the outcome of any clinical trial and/or regulatory approval process is highly uncertain, we cannot reasonably estimate the actual amounts of additional financing necessary to successfully complete the development, regulatory approval process and commercialization or co-promotion of any of our product candidates.

Based on our current operating plan, we believe that our existing cash and cash equivalents as of December 31, 2018 will be sufficient to meet our projected cash requirements for at least the 12 months from the date of this annual report. However, our operating plan may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned. Our future funding requirements will depend on many factors, including, but not limited to:

•	our ability to establish and maintain strategic partnerships, licensing or other arrangements and the financial terms of such agreements;

•

the achievement of development, regulatory and commercial milestones resulting in the payment to us from our collaboration partners of contractual milestone payments and the timing of receipt of such payments, if any;

•	our ability to collect payments which are due to us from our collaboration partners, which in turn is impacted by the financial standing of our collaboration partners;

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

•	the manufacturing, selling and marketing costs associated with product candidates, including the cost and timing of building our sales and marketing capabilities;

•	the timing, receipt, and amount of sales of, or royalties on, our future products, if any;

•	the sales price and the availability of adequate third-party coverage and reimbursement for our product candidates;

•	the cash requirements of any future acquisitions or discovery of product candidates;

•	the number and scope of preclinical and discovery programs that we decide to pursue or initiate;

•	the potential acquisition and in-licensing of other technologies, products or assets;

•	the time and cost necessary to respond to technological and market developments, including further development of our TransCon technologies;

•

our progress (and the progress of our collaboration partners, if any) in the successful commercialization and co-promotion of our most advanced product candidates and our efforts to develop and commercialize our other existing product candidates; and

•

the costs of filing, prosecuting, maintaining, defending and enforcing any patent claims and other intellectual property rights, including litigation costs and the outcome of such litigation, including costs of defending any claims of infringement brought by others in connection with the development, manufacture or commercialization of our product candidates.

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

Risks Related to Our Business

We are substantially dependent on the success of our product candidates, which may not be successful in nonclinical studies or clinical trials, receive regulatory approval or be successfully commercialized.

To date, we have invested a significant amount of our efforts and financial resources in the research and development of our current product candidates utilizing our proprietary TransCon technologies. In particular, we completed a pivotal phase 3 trial for TransCon hGH in pediatric growth hormone deficiency, or GHD, patients in March 2019, and in 2017, we initiated a long-term extension trial of TransCon hGH and a switch trial of TransCon hGH for those already taking daily growth hormone therapy, for which we completed enrollment in September 2018. We completed a combined phase 1 single and multiple ascending dose study of TransCon PTH for hypoparathyroidism in healthy subjects in May 2018 and we initiated the phase 2 trial of TransCon PTH in patients with hypoparathyroidism in the first quarter of 2019 to evaluate different dosing regimens. We reported preliminary results from a phase 1 clinical trial in healthy subjects of TransCon CNP in November 2018 and we plan to initiate a phase 2 trial of TransCon CNP in pediatric subjects with achondroplasia in the third quarter of 2019. Our near-term prospects, including our ability to finance our operations through the receipt of milestone payments and potential up-front licensing payments and generate revenue from product sales, will depend heavily on our successful development and commercialization of our product candidates, if approved. The clinical and commercial success of our product candidates and our TransCon technologies will depend on a number of factors, including the following:

•	the outcome and successful execution of our ongoing and planned clinical trials of TransCon PTH and TransCon CNP;

•	our ability and that of our collaboration partners to establish commercial-scale manufacturing processes for our product candidates and devices, which has not yet been demonstrated;

•	whether our product candidates’ safety, tolerability and efficacy profiles will be satisfactory to the EMA, the FDA and similar regulatory authorities to warrant marketing approval;

•	whether the EMA, the FDA or similar regulatory authorities require additional clinical trials prior to approval to market our product candidates;

•	the prevalence and severity of adverse side effects of our product candidates;

•	the occurrence of adverse events that implicate the TransCon technologies, including among any out-licensed product candidates;

•	the timely receipt of necessary marketing authorizations for our product candidates and devices from the EMA, the FDA and similar regulatory authorities;

•

our ability and that of our collaboration partners to successfully commercialize our product candidates, if approved for marketing and sale by the EMA, the FDA or similar regulatory authorities, including educating physicians and patients about the benefits, administration and use of such products;

•	achieving and maintaining compliance with all applicable regulatory requirements;

•	acceptance of our product candidates as safe and effective by patients and the medical community;

•	acceptance of our devices, including the TransCon hGH auto-injector and the TransCon PTH drug delivery device and associated Bluetooth connectivity features, by patients and the medical community;

•	the availability, perceived advantages, relative cost, relative safety and relative efficacy of alternative and competing treatments;

•	obtaining and sustaining an adequate level of coverage and reimbursement for our product candidates by third-party payors;

•	the effectiveness of our collaboration partners’ marketing, sales and distribution strategies and operations;

•

our ability and that of our collaboration partners, or any third-party manufacturer we or our collaborators contract with, to manufacture supplies of our product candidates and to develop, validate and maintain commercially viable manufacturing processes that are compliant with current good manufacturing practice, or cGMP, requirements;

•	enforcing intellectual property rights in and to our product candidates;

•

avoiding third-party interference, opposition, derivation or similar proceedings with respect to our patent rights, and avoiding other challenges to our patent rights and patent infringement claims; and

•	continued acceptable safety profiles of our product candidates following approval, if approved.

Many of these factors are beyond our control, including clinical development, the regulatory submission process, potential threats to our intellectual property rights and the manufacturing, marketing and sales efforts of our collaboration partners.

Additionally, as part of our clinical and regulatory approval plan for TransCon hGH for pediatric GHD we conducted a phase 3 trial in a pediatric population with a primary endpoint of annualized height velocity measured at 12 months, for which we released top-line results in March 2019, the heiGHt Trial, and a separate safety study, the fliGHt (switch) Trial, which was designed to evaluate TransCon hGH in subjects who are primarily treatment experienced with daily GH, although a subgroup of younger subjects may be treatment-naïve. In September 2018, we completed enrollment in the fliGHt Trial. Subjects completing either the heiGHt or fliGHt Trials may also enroll in an open-label extension study, the enliGHten Trial, which is designed to provide long-term safety data in approximately 300 patients to support the potential future regulatory filings for TransCon hGH. Accordingly, we cannot be certain that our product candidates will ever be approved or successfully commercialized, or that we will ever generate revenue from sales of such product candidates. If we and our collaboration partners are not successful in completing the development of, obtaining approval for, and commercializing our product candidates, or are significantly delayed in doing so, our business will be harmed.

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

We may experience delays or setbacks in our ongoing clinical trials, and we do not know whether future clinical trials will begin on time, need to be redesigned, enroll an adequate number of patients on time or be completed on schedule, if at all. Clinical trials can be delayed or terminated for a variety of reasons, including delay or failure to:

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

Further, we are conducting phase 3 pediatric studies of TransCon hGH across clinical sites located in North America, Europe, the Middle East, and Oceania (Australia/New Zealand). Conducting clinical trials in foreign countries presents additional risks that may delay completion of clinical trials. These risks include the failure of physicians or enrolled patients in foreign countries to adhere to clinical protocol as a result of differences in healthcare services or cultural customs, managing additional administrative burdens associated with foreign regulatory schemes, as well as political and economic risks relevant to such foreign countries. In addition, the EMA or the FDA may determine that the clinical trial results obtained in foreign subjects do not represent the safety and efficacy of a product candidate when administered in EEA or U.S. patients, and are thus not supportive of an application for a marketing authorization in the EEA or of a New Drug Application, or NDA, or Biologics License Application, or BLA, approval in the United States. As a result, the EMA or the FDA may not accept data from clinical trials conducted outside the EEA or the United States, respectively, and may require that we conduct additional clinical trials or obtain additional data before we can submit an NDA or BLA in the United States or a marketing authorization application in the EEA. The EMA or the FDA may even require conducting additional clinical trials in the EEA or the United States, respectively.

If there are delays in the completion of, or termination of, any clinical trial of our product candidates or if we are required to conduct additional clinical trials in addition to those we have currently planned, the commercial prospects of our product candidates may be harmed, and our ability to generate revenue from product sales from any of these product candidates will be delayed. In addition, any delays in completing the clinical trials will increase costs, slow down our product candidate development and approval process and jeopardize the ability to commence product sales and generate revenue from product sales. Any of these occurrences may significantly harm our business, financial condition and prospects. Clinical trial delays may also allow our competitors to bring products to market before we do, which could impair our ability to obtain orphan exclusivity for our products that potentially qualify for orphan drug designation. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates.

We depend on collaboration partners to develop and conduct clinical studies with, obtain regulatory approvals for, market and sell our collaboration product candidates, and if such collaboration partners fail to perform as expected, or are unable to obtain the required regulatory approvals for such product candidates, the potential for us to generate future revenue from such product candidates would be significantly reduced and our business would be significantly harmed.

We rely on our collaboration partners to conduct clinical studies of our collaboration product candidates. We have existing collaborations with Sanofi and Genentech. Under these collaborations, we granted Sanofi and Genentech worldwide licenses to develop certain collaboration product candidates in the fields of diabetes (TransCon peptides) and ophthalmology (TransCon anti-VEGF), respectively. Additionally, in connection with the formation of VISEN Pharmaceuticals, or Visen, we granted Visen exclusive rights to develop and commercialize our rare disease endocrinology products based on our proprietary TransCon technologies, including TransCon hGH, TransCon PTH and TransCon CNP, in the People’s Republic of China, including Hong Kong, Macau, and Taiwan, or Greater China, for use in all human indications, subject to certain exceptions. We may also enter into collaboration agreements with other parties in the future relating to our other product candidates. Under our existing collaboration agreements, our collaboration partners are responsible for completing all preclinical and clinical development and obtaining and maintaining regulatory approval for the applicable product candidates from the EMA, the FDA, the National Medical Product Administrations of the People’s Republic of China, or NMPA, and similar regulatory authorities. Ultimately, if such product candidates are advanced through clinical trials and receive marketing approval from the EMA, the FDA, the NMPA or similar regulatory authorities, such partners will be responsible for commercialization of these collaboration products. The potential for us to obtain future development milestone payments and, ultimately, generate revenue from royalties on sales of such collaboration products depends entirely on successful development, regulatory approval, marketing and commercialization by our collaboration partners.

If our collaboration partners do not perform in the manner we expect or fulfill their responsibilities in a timely manner, or at all, if our agreements with them terminate or if the quality or accuracy of the clinical data they obtain is compromised, the clinical development, regulatory approval and commercialization efforts related to our collaboration product candidates could be delayed or terminated and it could become necessary for us to assume the responsibility at our own expense for the clinical development of such product candidates. In that event, we would likely be required to limit the size and scope of efforts for the development and commercialization of such product candidate, to seek additional financing to fund further development, or to identify alternative collaboration partners, and our potential to generate future revenue from royalties and milestone payments from such product candidate would be significantly reduced or delayed and our business would be harmed. For example, in September 2012, we entered into a collaboration agreement with United Therapeutics for the development and commercialization of TransCon treprostinil and United Therapeutics filed an IND for TransCon treprostinil that was accepted by the FDA in June 2014. In October 2014, we and United Therapeutics terminated the collaboration agreement, and United Therapeutics has transferred the IND for TransCon treprostinil to us. The IND for TransCon treprostinil has since been withdrawn.

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

•

our collaboration partners have substantial discretion under their respective agreements regarding how they structure their efforts and allocate resources to fulfill their obligations to diligently develop, obtain regulatory approval for and commercialize our collaboration products;

•

our collaboration partners control all aspects of commercialization efforts under their respective license agreements and may change the focus of their development and commercialization efforts or pursue higher-priority programs and, accordingly, reduce the efforts and resources allocated to their collaborations with us;

•

our collaboration partners are solely responsible for obtaining and maintaining all regulatory approvals and we or our collaboration partners may fail to develop a commercially viable formulation or manufacturing process for our product candidates, and we or our collaboration partners may fail to manufacture or supply sufficient drug substance for commercial use, if approved, which could result in lost revenue under such collaborations;

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

In addition, the collaboration agreements provide our collaboration partners with rights to terminate such agreements and licenses under various conditions, which if exercised would adversely affect our product development efforts, make it difficult for us to attract new partners and adversely affect our reputation in the business and financial communities. Our collaboration partners have the right to terminate their respective collaboration agreements with us, upon advance written notice, in the event of our uncured material breach of the agreement and for convenience. In addition, Sanofi may terminate its agreement with us in the event we initiate non-infringement, invalidity or unenforceability proceedings with respect to Sanofi patents. Genentech and Visen may also terminate in the event of our bankruptcy or insolvency, and Genentech may additionally terminate if we undergo a change of control in favor of a competitor of Genentech and that competitor does not segregate our company’s personnel and activities under the agreement.

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

We may form strategic collaborations, create joint ventures or enter into licensing arrangements with third parties with respect to our independent programs that we believe will complement or augment our existing business. We have historically engaged, and intend to continue to engage, in partnering discussions with a range of biopharmaceutical companies and could enter into new collaborations at any time. For example, in November 2018, we announced the formation of Visen, a company established to develop, manufacture, and commercialize our endocrinology rare disease therapies in Greater China. In connection with the formation of Visen, we granted Visen exclusive rights to develop and commercialize our rare disease endocrinology products based on our proprietary TransCon technologies, including TransCon hGH, TransCon PTH and TransCon CNP, in Greater China for use in all human indications, subject to certain exceptions. We face significant competition in seeking appropriate strategic partners, and the negotiation process to secure appropriate terms is time-consuming and complex. Any delays in identifying suitable development partners and entering into agreements to develop our product candidates could also delay the commercialization of our product candidates, which may reduce their competitiveness even if they reach the market. Moreover, we may not be successful in our efforts to establish such a strategic partnership for any future product candidates and programs on terms that are acceptable to us, or at all. This may be for a number of reasons. For example, under our collaboration with Visen, Visen has a right of first negotiation to develop certain of our endocrinology products in Greater China, so our ability to negotiate such a collaboration with suitable third parties may be hampered by such rights we granted to Visen. Additionally, our product candidates and programs may be deemed to be at too early of a stage of development for collaborative effort, our research and development pipeline may be viewed as insufficient, and/or third parties may not view our product candidates and programs as having sufficient potential for commercialization, including the likelihood of an adequate safety and efficacy profile. Even if we are successful in entering into a strategic alliance or license arrangement, there is no guarantee that the collaboration will be successful, or that any future collaboration partner will commit sufficient resources to the development, regulatory approval, and commercialization of our product candidates, or that such alliances will result in us achieving revenues that justify such transactions.

Our product candidates, other than TransCon hGH, TransCon PTH and TransCon CNP, are in various stages of preclinical development and we may not be successful in our efforts to successfully develop these products or expand our pipeline of product candidates.

A key element of our strategy is to expand our pipeline of product candidates utilizing our proprietary TransCon technologies, and to advance such product candidates through clinical development, either on our own or in conjunction with strategic collaboration partners. Our other product candidates, are in preclinical development and may require significant time and additional research and development before we can file IND or equivalent with regulatory authorities to begin clinical studies. Of the large number of drugs in development, only a small percentage of such drugs successfully complete the EMA or FDA regulatory approval process and are commercialized. Accordingly, even if we are able to continue to fund such development programs, our product candidates may not be advanced to clinical studies or be successfully developed or commercialized. In addition, our preclinical product candidates may not demonstrate the advantages we expect from application of our TransCon technologies in preclinical studies. In such event, we may decide not to progress any such product candidates into clinical trials.

Research programs to identify product candidates require substantial technical, financial and human resources, whether or not any product candidates are ultimately identified. Although our research and development efforts to date have resulted in several development programs, we may not be able to develop product candidates that are safe and effective. Our research programs may initially show promise in identifying potential product candidates, yet fail to yield product candidates for clinical development or commercialization for many reasons, including the following:

•	the research methodology used and our TransCon technologies may not be successful in creating potential product candidates;

•	competitors may develop alternatives that render our product candidates obsolete or less attractive;

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

From time to time, we may publish interim or preliminary data from our clinical studies. For example, in November 2018, we announced preliminary data from the phase 1, double-blind, randomized, placebo-controlled trial of TransCon CNP. Interim data for the trials we may complete are subject to the risk that one or more of clinical outcomes may materially change as patient enrollment continues and/or more patient data become available. Preliminary data would also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, any interim and preliminary data should be viewed with caution until the final data are available. Material adverse changes in the final data could significantly harm our business prospects.

We may expend our limited resources to pursue a particular product candidate or indication and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.

Because we have limited financial and managerial resources, we have focused on research programs and product candidates that utilize our proprietary TransCon technologies. As a result, we may forego or delay pursuit of opportunities with other product candidates or for other indications that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future research and development programs and product candidates for specific indications may not yield any commercially viable products. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate.

We rely on third parties to conduct our nonclinical studies and clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may be unable to obtain regulatory approval for, or commercialize, our product candidates.

We do not currently have the ability to independently conduct clinical trials or nonclinical studies. We rely on medical institutions, clinical investigators, contract laboratories, collaboration partners and other third parties, such as CROs, to conduct clinical trials of our product candidates. The third parties with whom we contract for execution of our clinical trials play a significant role in the conduct of these trials and the subsequent collection and analysis of data. However, these third parties are not our employees, and except for contractual duties and obligations, we control only certain aspects of their activities and have limited ability to control the amount or timing of resources that they devote to our programs. Although we rely on these third parties to conduct our nonclinical studies and our clinical trials, we remain responsible for ensuring that each of our nonclinical studies and clinical trials is conducted in accordance with the applicable protocol, legal, regulatory and scientific standards and our reliance on third parties does not relieve us of our regulatory responsibilities. We and these third parties are required to comply with current good laboratory practices, or GLPs, for nonclinical studies, and good clinical practices, or GCPs, for clinical studies. GLPs and GCPs are regulations and guidelines enforced by the Competent Authorities of the Member States of the European Economic Area, or

EEA, the FDA and comparable foreign regulatory authorities for all of our products in nonclinical and clinical development, respectively. Regulatory authorities enforce GCPs through periodic inspections of trial sponsors, principal investigators and trial sites. If we or any of our third party contractors fail to comply with applicable regulatory requirements, including GCPs, the clinical data generated in our clinical trials may be deemed unreliable and the EMA, the FDA, or similar regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot be certain that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical trials comply with GCP regulations. In addition, our clinical trials must be conducted with products produced under cGMP regulations. The failure of our contract manufacturers to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process.

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

Even if our product candidates obtain EMA, FDA or other regulatory approvals, and are ultimately commercialized, our product candidates may not achieve market acceptance among physicians, patients, third-party payors, patient advocacy groups and the medical community. The degree of market acceptance, if any, for our most advanced product candidates for which marketing approval is obtained will depend on a number of factors, including:

•	the efficacy of the products as demonstrated in clinical trials;

•	the prevalence and severity of any side effects and overall safety profile of the product;

•	the perceived safety of the TransCon technologies;

•	the convenience and features of the auto-injector or drug delivery device used to administer the drug;

•	the clinical indications for which the product is approved;

•	acceptance by physicians, major operators of clinics and patients of the product as a safe and effective treatment and their willingness to pay for them;

•	relative convenience and ease of administration of our products;

•	the potential and perceived advantages of our product candidates over current treatment options or alternative treatments, including future alternative treatments;

•	the availability of supply of our products and their ability to meet market demand;

•	marketing and distribution support for our product candidates;

•	the quality of our relationships with patient advocacy groups; and

•	coverage and reimbursement policies of government and other third-party payors.

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

Additionally, if we successfully develop a product candidate and it receives marketing approval, the FDA could require us to adopt a Risk Evaluation and Mitigation Strategy, or REMS, to ensure that the benefits of treatment with such product candidate outweigh the risks for each potential patient, which may include, among other things, a communication plan to health care practitioners, patient education, extensive patient monitoring or distribution systems and processes that are highly controlled, restrictive and more costly than what is typical for the industry.

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

•

additional restrictions may be imposed on the marketing of the particular product or the manufacturing processes for the product or any component thereof, including the imposition of a REMS or requirements for similar actions, such as patient education, certification of health care professionals or specific monitoring;

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

We are aware of several pharmaceutical and biopharmaceutical companies that have commenced clinical studies of products or have successfully commercialized products addressing areas that we are targeting. For example, several companies are developing sustained release or long-acting products for the treatment of growth hormone deficiency, including GeneScience Pharmaceuticals Co., Ltd., Genexine Inc., JCR Pharmaceuticals Co., Ltd., Novo Nordisk A/S, and OPKO Health, Inc. (in collaboration with Pfizer Inc.). Shire plc owns the rights to Natpara, a treatment for hypoparathyroidism. In addition, we are aware of several academic groups and companies working on making longer-acting agonists of the PTH receptor, or PTH1R. Other companies and groups are developing or commercializing therapies for hypoparathyroidism, including Shire, Chugai Pharmaceutical Co., Ltd., Entera Bio, Extend Biosciences, Massachusetts General Hospital, Alizé Pharma and Eli Lilly and Company. Other companies are developing therapies for achondroplasia, including BioMarin, Therachon, QED Therapeutics and BioClin Therapeutics. BioMarin Pharmaceuticals, Inc. is developing vosoritide for the treatment of achondroplasia, Therachon and BioClin Therapeutics, Inc. are developing compounds for achondroplasia. In addition to product-based competition, our TransCon technologies face technology-based competition as we believe other companies are developing or evaluating enhanced drug delivery and sustained release technologies. In particular, we believe Nektar Therapeutics, OPKO Health, Inc., ProLynx LLC and Serina Therapeutics, Inc. are developing technologies that use reversible linkers and that may be competitive with our TransCon technologies.

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

Our proprietary TransCon technologies include a new approach to extending the residence time and duration of action of a variety of drug products and may not result in any products of commercial value.

Our TransCon technologies have been developed to improve the delivery of a variety of drug products. However, we cannot be certain that our TransCon technologies will be deemed safe or efficacious, nor that any aspects of our TransCon technologies will yield additional product candidates that could enter clinical development and, ultimately, be commercially valuable. Further, one of our two carrier systems, the TransCon hydrogel carrier system, has never been used in humans. As a result, our TransCon hydrogel carriers, when dosed in humans, may fail to perform as we expect. Failure of any of our product candidates to be successfully developed and approved may result in our TransCon technologies being viewed as an ineffective approach to developing drug products which would harm our business and prospects.

We apply our TransCon technologies to both approved and unapproved parent drugs to extend the life of such drugs in the body, and to enhance the overall benefit of a given therapy. Even when applied to approved parent drugs, we have generated limited clinical data on our product candidates using our systemic TransCon technologies with respect to safety and efficacy for long-term treatment in humans. The long-term safety and efficacy of our TransCon technologies and the extended life in the body of our product candidates utilizing TransCon technologies compared to currently approved products is unknown, and it is possible that our product candidates may have an increased risk of unforeseen reactions following extended treatment relative to other currently approved products. If extended treatment with product candidates utilizing TransCon in our ongoing or future clinical trials results in any concerns about the safety or efficacy of our TransCon technologies, we may be unable to successfully develop or commercialize our product candidates.

Product candidates created utilizing the TransCon technologies are new chemical entities that employ novel technologies that have not yet been approved by the FDA, EMA or other regulatory authorities. These regulatory authorities have limited experience in evaluating our technologies and product candidates.

Our TransCon technologies allow for the creation of new molecular entities through the transient conjugation of parent drug molecules to our soluble and microparticle TransCon carrier molecules via our TransCon linkers. We and our collaboration partners are developing product candidates based on these novel technologies, and we intend to work closely with our collaboration partners to understand and deliver the requisite demonstration of safety and efficacy that the FDA, the EMA and other regulatory authorities may seek for the approval of product candidates that incorporate the TransCon technologies. It is possible that the regulatory approval process may take significant time and resources and require deliverables from independent third parties not under our control. For some of our product candidates, the regulatory approval path and requirements may not be clear, which could add significant delay and expense. Delays or failure to obtain regulatory approval of any of the products that we or our collaboration partners develop using our novel technologies would adversely affect our business.

We have limited clinical data on product candidates utilizing the TransCon technology platforms to indicate whether they are safe or effective for long-term use in humans.

Our product candidates transiently link a parent drug molecule to select TransCon carriers via our TransCon linkers. Once injected, we believe that our prodrugs predictably release the unmodified parent drug molecule over time, thus preserving the parent drug’s original mode of action, and, we believe, the parent drug’s original safety and efficacy profile. We believe that our TransCon carriers remain bound to our TransCon linkers and that they are cleared from the body predominantly by renal filtration and biliary transport with fecal excretion. We have limited clinical data on product candidates utilizing the systemic TransCon technologies to indicate whether they are safe or effective for long-term use in humans, including the safety of any degradation products that may result after the TransCon carrier and TransCon linker are cleaved from the parent drug molecule. As an example, our TransCon prodrugs utilize polyethylene glycol, or PEG, and hydrogels incorporating PEG-based polymers as TransCon carriers. Although the safety and efficacy of PEG and permanently PEGylated proteins has been demonstrated within their respective indications by the approval of drugs such as PegIntron®, PegaSys®, Neulasta®, Somavert®, Cimzia®, Krystexxa®, Adynovate® and Rebinyn® and we are not aware of any evidence for PEG-related safety issues with PEGylated proteins in the clinic, health authorities, including the EMA, have historically posed general questions relating to the distribution, elimination, and the potential for PEG accumulation to pharmaceutical companies involved in the development of PEGylated drug products. If treatment with any of our product candidates in our clinical trials results in concerns about their safety or efficacy, we and our collaboration partners may be unable to successfully develop or commercialize any or all of our TransCon technologies based product candidates or enter into collaborations with respect to our product candidates.

We have limited clinical data on TransCon PTH and TransCon CNP and no clinical data on our other preclinical product candidates, to indicate whether they are safe or effective for long-term use in humans.

We have generated limited clinical data on TransCon PTH and TransCon CNP. It is unknown whether long-term repeated administration of TransCon PTH or TransCon CNP could result in issues that may adversely affect safety. If extended treatment with TransCon PTH, TransCon CNP, or any of our other preclinical product candidates, in our clinical trials, results in any safety or efficacy concerns, we may be unable to successfully develop or commercialize our product candidates or enter into collaborations with respect to our product candidates.

We may seek orphan drug designation for some of our product candidates and we may be unsuccessful, or may be unable to maintain the benefits associated with orphan drug designation, including the potential for market exclusivity, for product candidates for which we obtain orphan drug designation.

Regulatory authorities in some jurisdictions, including the United States, may designate drugs or biologics intended to treat relatively small patient populations as orphan drug products. Under the U.S. Orphan Drug Act, the FDA may designate a drug or biologic as an orphan drug if it is intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals in the United States, or a patient population greater than 200,000 in the United States where there is no reasonable expectation that the cost of developing the drug will be recovered from sales in the United States.

If a drug or biologic with an orphan drug designation subsequently receives the first marketing approval for the indication for which it has such designation, the drug or biologic is entitled to a period of marketing exclusivity, which precludes the FDA from approving another marketing application for the same drug and indication for that time period, except in limited circumstances. If our competitors are able to obtain orphan drug exclusivity prior to us, for products that constitute the “same drug” and treat the same indications as our product candidates, we may not be able to have competing products approved by the applicable regulatory authority for a significant period of time. The applicable period is seven years in the United States.

As part of our business strategy, we intend to pursue orphan drug designation for certain of our product candidates. For example, in June 2018 we were granted orphan drug designation by the FDA for TransCon PTH and in February 2019 we were granted orphan drug designation by the FDA for TransCon CNP. However, we may be unsuccessful in obtaining orphan drug designation for other product candidates, and may be unable to maintain the benefits associated with orphan drug designation. Even if we obtain orphan drug exclusivity for any of our product candidates, that exclusivity may not effectively protect those product candidates from competition because different drugs can be approved for the same condition, and orphan drug exclusivity does not prevent the FDA from approving the same or a different drug in another indication. Even after an orphan drug is approved, the FDA can subsequently approve a later application for the same drug for the same condition if the FDA concludes that the later drug is clinically superior in that it is shown to be safer in a substantial portion of the target populations, more effective or makes a major contribution to patient care. In addition, a designated orphan drug may not receive orphan drug exclusivity if it is approved for a use that is broader than the indication for which it received orphan designation. Moreover, orphan-drug-exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or if we are unable to manufacture sufficient quantities of the product to meet the needs of patients with the rare disease or condition. Orphan drug designation neither shortens the development time or regulatory review time of a drug nor gives the drug any advantage in the regulatory review or approval process.

Any product candidates for which we intend to seek approval as biologic products may face competition sooner than anticipated.

The Affordable Care Act includes a subtitle called the Biologics Price Competition and Innovation Act of 2009, or BPCIA, which created an abbreviated approval pathway for biological products that are biosimilar to or interchangeable with an FDA-licensed reference biological product. Under the BPCIA, an application for a biosimilar product may not be submitted to the FDA until four years following the date that the reference product was first licensed by the FDA. In addition, the approval of a biosimilar product may not be made effective by the FDA until twelve years from the date on which the reference product was first licensed. During this twelve-year period of exclusivity, another company may still market a competing version of the reference product if the FDA approves a full BLA for the competing product containing the sponsor’s own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity and potency of its product. The law is complex and is still being interpreted and implemented by the FDA. As a result, its ultimate impact, implementation and meaning are subject to uncertainty, and any processes adopted by the FDA to implement the BPCIA could have a material adverse effect on the future commercial prospects for our biological products.

We believe that any of our future product candidates approved as a biological product under a BLA should qualify for the twelve-year period of exclusivity. However, there is a risk that this exclusivity could be shortened due to Congressional action or otherwise, or that the FDA will not consider our product candidates to be reference products for competing products, potentially creating the opportunity for generic competition sooner than anticipated. Other aspects of the BPCIA, some of which may impact the BPCIA exclusivity provisions, have also been the subject of recent litigation. Moreover, the extent to which a biosimilar, once approved, could be substituted for any one of our reference products in a way that is similar to traditional generic substitution for non-biological products will depend on a number of marketplace and regulatory factors that are still developing.

We lack direct sales capabilities, and are wholly dependent on collaboration partners for the commercialization of our product candidates. If we are unable to establish sales capabilities on our own or through third parties, we may not be able to commercialize any of our product candidates.

We have no direct sales or distribution capabilities. We have entered into collaboration agreements with third parties to market and sell product candidates in the fields of diabetes (unspecified TransCon Peptides) and ophthalmology (TransCon anti-VEGF). Except for our license agreements with Visen for Greater China, we have no sales, marketing or distribution agreements for TransCon hGH, TransCon PTH, TransCon CNP, or our other product candidates. We may enter into arrangements with third parties to market and sell certain of our other product candidates in one or multiple geographies. We may not be able to enter into such marketing and sales arrangements with others on acceptable terms, if at all. To the extent that we enter into marketing and sales arrangements with other companies, our revenues, if any, will depend on the terms of any such arrangements and the efforts of others. These efforts may turn out not to be sufficient.

We currently do not have our own sales organization. To commercialize any of our product candidates, we or our collaboration partners must build and/or maintain marketing, sales, distribution, managerial and other non-technical capabilities or make arrangements with third parties to perform these services, and we or our collaboration partners may not be successful in doing so. If one or more of our product candidates receives regulatory approval, we may establish a specialty sales organization with technical expertise and supporting distribution capabilities to co-promote and/or commercialize our product candidates, which will be expensive and time consuming. As a company, we have no prior experience in the sale and distribution of pharmaceutical products and there are significant risks involved in building and managing a sales organization, including our ability to hire, retain, and incentivize qualified individuals, generate sufficient sales leads, provide adequate training to sales and marketing personnel, comply with regulatory requirements applicable to the marketing and sale of drug products and effectively manage a geographically dispersed sales and marketing team. Any failure or delay in the development of our internal sales, marketing and distribution capabilities with respect to a non-licensed product candidate would adversely impact the commercialization of such product candidate.

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

Under our agreements with Genentech and Sanofi, the manufacturing of our collaboration product candidates is completed by the applicable collaboration partner. We are entirely dependent on Genentech and Sanofi for all aspects of the manufacturing and validation process, as well as providing all commercial supply of our collaboration product candidates. Under our collaboration with Visen, we are obligated to use commercially reasonable efforts to supply relevant product candidates for Visen to conduct clinical trials therefor, and will negotiate in good faith with Visen the terms and conditions governing our commercial supply of relevant products to Visen. In turn, we currently rely on third party manufacturers in fulfilling our supply obligations to Visen. For additional information regarding the risks of our dependence on our collaboration partners, see the risk factors above “—We are substantially dependent on the success of our product candidates, which may not be successful in nonclinical studies or clinical trials, receive regulatory approval or be successfully commercialized” and “—We depend on collaboration partners to develop and conduct clinical studies with, obtain regulatory approvals for, and market and sell our collaboration product candidates, and if such collaboration partners fail to perform as expected, or are unable to obtain the required regulatory approvals for such product candidates, the potential for us to generate future revenue from such product candidates would be significantly reduced and our business would be significantly harmed.”

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

We rely on our manufacturers to purchase from third-party suppliers the materials necessary to produce our product candidates for our clinical studies. Any significant delay or discontinuation in the supply of such materials would delay completion of our clinical studies or clinical studies conducted by our collaboration partners who rely on us for supply, and harm our business.

There are a limited number of suppliers for raw materials that we use to manufacture our drugs, and there may be a need to identify alternate suppliers to prevent a possible disruption of the manufacture of the materials necessary to produce our product candidates for our clinical studies, and, if approved, ultimately for commercial sale. We do not have any control over the process or timing of the acquisition of these raw materials by our manufacturers. Although we generally do not begin a clinical study unless we believe we have on hand, or will be able to manufacture, a sufficient supply of a product candidate to complete such study, and we currently envision that Visen, who relies on us for clinical supply of our product candidates, would do the same, any significant delay or discontinuity in the supply of a product candidate, or the raw material components thereof, for a clinical study due to the need to replace a third-party manufacturer could considerably delay completion of our or Visen’s clinical studies, product testing, and potential regulatory approval of our product candidates, which could harm our business and results of operations.

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

It is generally necessary for us to secure certain levels of insurance as a condition for the conduct of clinical studies. We believe that our product liability insurance for clinical studies is sufficient to cover claims. We currently maintain liability insurance with certain specified coverage limits. We cannot be certain that the insurance policies will be sufficient to cover all claims that may be made against us. Our inability to obtain and maintain sufficient product liability insurance at an acceptable cost and scope of coverage to protect against potential product liability claims could prevent or inhibit the commercialization of any products we develop. We currently carry product liability insurance covering use in our clinical trials in the amount of $20 million in the aggregate on our primary insurance policy and $20 million in the aggregate on our excess insurance policy. Any claim that may be brought against us could result in a court judgment or settlement in an amount that is not covered, in whole or in part, by our insurance or that is in excess of the limits of our insurance coverage. Our insurance policies also have various, limits, exclusions and deductibles, and given these various limits, exclusions and deductibles, we may be subject to a product liability claim for which we have no coverage. We will have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts. Moreover, in the future, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses. Product liability insurance is expensive, difficult to obtain and may not be available in the future on acceptable terms.

We will need to significantly increase the size of our organization and we may have difficulties in managing our growth and expanding our operations successfully.

As of December 31, 2018, we had 216 full-time employees worldwide, with key facilities in Denmark, Germany, and the United States. As we and/or our collaboration partners advance our product candidates through the development and commercialization process, we will need to expand managerial, operational, financial and other resources to manage our operations, preclinical and clinical trials, research and development activities, regulatory filings, manufacturing and supply activities, and any marketing and commercialization activities or contract with other organizations to provide these capabilities for us. As operations expand, we expect that we will need to manage additional relationships with various collaboration partners, suppliers and other organizations. Our ability to manage our operations and growth requires us to continue to improve our operational, financial and management controls, reporting systems and procedures across a global organization. Such growth could place a strain on our administrative and operational infrastructure. We may not be able to make improvements to our management information and control systems in an efficient or timely manner and may discover deficiencies in existing systems and controls. Our management, personnel, systems and facilities currently in place may not be adequate to support this future growth. Our need to effectively execute our growth strategy requires that we either internally, together with our collaboration partners or through third party contractors, as applicable:

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

We are subject to Section 404 of The Sarbanes-Oxley Act of 2002, or Section 404, and the related rules of the Securities and Exchange Commission, or SEC, which generally require our senior management and independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting. Beginning with the year ended December 31, 2015, Section 404 required an annual management assessment of the effectiveness of our internal control over financial reporting, and beginning with the year ended December 31, 2018, we are required to include an opinion from our independent registered public accounting firm on the effectiveness of our internal controls over financial reporting.

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

The United Kingdom’s pending withdrawal from the European Union may have a negative effect on global economic conditions, financial markets and our business.

In June 2016, a majority of voters in the United Kingdom elected to withdraw from the European Union in a national referendum, which is generally referred to as Brexit. In March 2017, the United Kingdom delivered notice under Article 50 of the Lisbon Treaty of its intent to leave the European Union. The United Kingdom is currently scheduled to leave the European Union on April 12, 2019, unless this date is extended. To date there has been no agreement between the European Union and the United Kingdom on the terms of the exit. Brexit, the subsequent high-profile failures of the United Kingdom to agree on an exit strategy, and the pending withdrawal of the United Kingdom, may lead to legal uncertainty and potentially divergent laws and regulations between the United Kingdom and the European Union, as the United Kingdom determines which EU laws to replicate or replace and this uncertainty may persist for years. As a result of Brexit, other European countries may seek to conduct referenda with respect to their continuing membership with the European Union. Given these possibilities and others we may not anticipate, as well as the absence of comparable precedent, it is unclear what financial, regulatory and legal implications the withdrawal of the United Kingdom from the European Union would have and how such withdrawal would affect us, and the full extent to which our business could be adversely affected.

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

Our growth hormone parent drug as well as our TransCon hGH drug substance are supplied by Fujifilm Diosynth Biotechnologies UK Limited, or Fujifilm, pursuant to our agreement with Fujifilm. TransCon hGH drug product in vials is manufactured by Rentschler Fill Solutions GmbH, or Rentschler, pursuant to our agreement with Rentschler. TransCon hGH drug product in dual chamber cartridges will be supplied by Vetter Pharma Fertigung for use in our drug delivery device made by Philips Medisize A/S (formerly Medicom Innovation Partner A/S). The intermediates of our proprietary TransCon linkers are made by CARBOGEN AMCIS AG under an agreement with CARBOGEN AMCIS AG and accompanying purchase orders. For products that utilize soluble TransCon carriers, NOF Corporation (Japan), or NOF, supplies PEGs. Furthermore, NOF is responsible for coupling the TransCon linker used for TransCon hGH to mPEG under manufacturing agreements and accompanying purchase orders. Our PTH as well as our TransCon PTH drug substance is supplied by Bachem, Switzerland, pursuant to our agreement with Bachem. TransCon PTH drug product in vials is manufactured by Baccinex, SA, Switzerland in collaboration with Bachem. We expect Vetter Pharma Fertigung to manufacture TransCon PTH drug product in cartridges and assemble the cartridges with a drug delivery device made by Ypsomed AG. Intermediate for TransCon CNP is supplied by Corden Pharma, Switzerland and CNP drug substance is supplied by Wacker Biotech, Germany. Our TransCon CNP drug product in vials is manufactured by Rentschler pursuant to our agreement with Rentschler. We do not currently have any other suppliers for the drug substance, drug product or other components of our product candidates for TransCon hGH, TransCon PTH and TransCon CNP, although we believe that there are alternate sources of supply that could satisfy our clinical and commercial requirements, we cannot provide assurance that identifying alternate sources and establishing relationships with such sources would not result in significant delays in the development of our product candidates. Additionally, we may not be able to enter into supply arrangements with alternative suppliers on commercially reasonable terms or at all. A delay in the development of our product candidates or having to enter into a new agreement with a different third party on less favorable terms than we have with our current suppliers could have a material adverse impact upon on our business.

We may not be successful in our efforts to identify additional product candidates based on our TransCon technologies.

An important element of our strategy is to develop new products and product candidates based on our TransCon technologies. Research programs to identify new product candidates require substantial technical, financial and human resources. These research programs may initially show promise in identifying potential product candidates, yet fail to yield product candidates for clinical development for a number of reasons, including that:

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

We are highly dependent on the services of our President and Chief Executive Officer, Jan Møller Mikkelsen, and if we are not able to retain this member of our senior management or recruit additional management, clinical and scientific personnel, our business will suffer.

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

In particular, we are highly dependent upon Jan Møller Mikkelsen, our President and Chief Executive Officer. The loss of services of this individual could delay or prevent the successful development of our product pipeline, completion of our planned clinical trials or the commercialization of our product candidates.

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

For us to further expand our product development plans, we will need to hire additional qualified scientific personnel to perform research and development. We will also need to hire personnel with expertise in clinical testing, government regulation, sales and marketing, and finance, and might need to hire personnel with expertise in manufacturing. We may not be able to attract and retain personnel on acceptable terms, given the competition for such personnel among biotechnology, pharmaceutical and healthcare companies, universities and non-profit research institutions. Although we may be successful in attracting and retaining suitably qualified scientific personnel, there can be no assurance that we will be able to attract and retain such personnel on acceptable terms given the competition for experienced scientists from numerous pharmaceutical and chemical companies, specialized biotechnology firms, universities and other research institutions. Our failure to do so could adversely affect our business, results of operations and prospects, and the value of our shares or ADSs.

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

Obtaining regulatory approval of an NDA or BLA, can be a lengthy, expensive and uncertain process. In addition, failure to comply with FDA and other applicable U.S., EEA and foreign regulatory requirements may subject us to administrative or judicially imposed sanctions or other actions, including:

•	warning letters;

•	civil and criminal penalties;

•	injunctions;

•	withdrawal of regulatory approval of products;

•	product seizure or detention;

•	product recalls;

•	total or partial suspension of production; and

•	refusal to approve pending NDAs or BLAs, marketing authorization applications, or supplements to approved NDAs or BLAs or extensions or variations to marketing authorizations.

Prior to obtaining approval to commercialize a drug or biologic candidate in the United States, the EEA or other regions, we or our collaboration partners must demonstrate with substantial evidence from well-controlled clinical trials, and to the satisfaction of the EMA, the FDA or other similar regulatory authorities, that such drug candidates are safe and effective for their intended uses. The number of nonclinical studies and clinical trials that will be required for FDA, or EMA approval varies depending on the product candidate, the disease or condition that the product candidate is designed to address, and the regulations applicable to any particular product candidate. Results from nonclinical studies and clinical trials can be interpreted in different ways. Even if we believe the nonclinical or clinical data for our product candidates are promising, such data may not be sufficient to support approval by the EMA, the FDA and other regulatory authorities. Administering drug or biologic candidates to humans may produce undesirable side effects, which could interrupt, delay or halt clinical trials and result in the EMA, the FDA or other regulatory authorities denying approval of a product candidate for any or all targeted indications.

The time required to obtain approval by the EMA, the FDA and comparable authorities is unpredictable, typically takes many years following the commencement of clinical studies, and depends upon numerous factors. The EMA, the FDA and comparable authorities have substantial discretion in the approval process and we may encounter matters with the EMA, the FDA or such comparable authorities that requires us to expend additional time and resources and delay or prevent the approval of our product candidates. For example, the FDA or EMA may require us to conduct additional studies or trials for drug or biologic products either prior to or post-approval, such as additional drug-drug interaction studies or safety or efficacy studies or trials, or it may object to elements of our clinical development program such as the number of subjects in our current clinical trials from the United States or Europe. In addition, approval policies, regulations or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions, which may cause delays in the approval or result in a decision not to approve an application for regulatory approval. Despite the time and expense exerted, failure can occur at any stage. Applications for our product candidates could fail to receive regulatory approval for many reasons, including but not limited to the following:

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

•

the data collected from clinical studies of our product candidates may not be sufficient to support the submission of a NDA or BLA, marketing authorization application, or other submission or to obtain regulatory approval in the United States, the EEA or elsewhere;

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

In addition, even if we were to obtain approval, regulatory authorities may approve any of our product candidates for fewer or more limited indications than we request, may not approve the price we intend to charge for our products, may grant approval contingent on the performance of costly post-marketing clinical trials, may impose a REMS, or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. Any of the foregoing scenarios could harm the commercial prospects for our product candidates.

We do not have and may never obtain the regulatory approvals we need to market our product candidates.

We have not yet received any regulatory approvals required for the commercial sale of TransCon hGH, TransCon PTH, TransCon CNP, or any of our other product candidates in the United States, the EMA or in any other jurisdiction. Furthermore, we have yet to submit an NDA or BLA to the FDA, or a Marketing Authorization Application, or MAA, to the EMA, national regulatory authorities in Europe or to any international regulatory authorities for any of our product candidates. We have only limited experience in filing and pursuing applications necessary to obtain regulatory approval or licensure, and we cannot be certain that any of our product candidates will be approved or licensed for marketing. The process of applying for regulatory approval is expensive, often takes many years and can vary substantially based upon the type, complexity and novelty of the product candidates involved. If any or all of our product candidates are not approved, this could harm our business, results of operations and prospects, and the value of our shares or ADSs.

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

We are developing an auto-injector to facilitate the administration of the product by end-users and additional time may be required to obtain regulatory approval for our auto-injector.

We are developing an auto-injector with Phillips Medisize A/S (formerly Medicom Innovation Partner A/S) to facilitate the administration of TransCon hGH by patients. In addition, we are developing a drug delivery device with Ypsomed to facilitate the administration of TransCon PTH by patients. We anticipate the EMA, the FDA and other similar regulatory authorities may require approval of our auto-injector and TransCon PTH drug delivery device as part of the approval of TransCon hGH and TransCon PTH. Because of our auto-injector and TransCon PTH drug delivery device, the FDA’s review of TransCon hGH and/or TransCon PTH may include the participation of both the FDA’s Center for Drug Evaluation and Research and the FDA’s Center for Devices and Radiological Health, which may complicate or prolong the review, and in the EEA the EMA’s review may require the involvement of an EU Notified Body. As a result, we may experience delays for our auto-injector and TransCon hGH and/or our drug delivery device of TransCon PTH and TransCon PTH.

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

Pharmaceutical products, including product candidates employing our TransCon technologies, are subject to extensive and rigorous government regulation. The FDA, the EMA and other regulatory authorities regulate the development, testing, manufacture, safety, efficacy, record- keeping, labeling, storage, approval, advertising, promotion, sale and distribution of pharmaceutical products. If products employing our TransCon technologies are marketed in countries outside of the European Union and the United States, they will also be subject to extensive regulation by other governments. The regulatory review and approval or licensing process, including preclinical testing and clinical studies of each product candidate, is lengthy, expensive and uncertain. Securing marketing approval requires the submission of extensive preclinical and clinical data and supporting information to the FDA, EMA and/or EEA Competent Authorities for each indication to establish the candidate’s safety and efficacy. The approval process takes many years, requires substantial resources, involves post-marketing surveillance, and may involve ongoing post-marketing studies. While clinical studies are designed with scientific advice from regulatory authorities, such plans must often be put in place years in advance of application for marketing approval. At the time of such application, the clinical and regulatory environment may have changed significantly as a result of new scientific discoveries, competitor product evaluations, changes in medical health care policies, new technical standards and other factors beyond our control.

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

In the United States, advertising and promotional materials must comply with FDA rules in addition to other potentially applicable U.S. laws. In particular, the promotional claims that we would be permitted to make for our products would be limited to those supported by the approved product labeling. In addition, under the Federal Food, Drug, and Cosmetic Act, particular restrictions are placed on the distribution of human growth hormone products, potentially including TransCon hGH. The distribution of product samples to physicians must also comply with the requirements of the Prescription Drug Marketing Act. Manufacturing facilities remain subject to FDA inspection and must continue to adhere to International Conference on Harmonisation of Technical Requirements for Registration of Pharmaceuticals for Human Use and the FDA’s cGMP requirements. Application holders must obtain FDA approval for product and manufacturing changes, depending on the nature of the change. Sales, marketing, and scientific/educational grant programs must comply with the U.S. Anti-Kickback Statute, the False Claims Act, as amended, the privacy regulations promulgated under the Health Insurance Portability and Accountability Act, or HIPAA, and similar state laws. Pricing and rebate programs must comply with the Medicaid Drug Rebate Program requirements of the Omnibus Budget Reconciliation Act of 1990, as amended, and the Veterans Health Care Act of 1992, as amended. If products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. All of these activities are also potentially subject to U.S. consumer protection and unfair competition laws.

We will also be required to report certain adverse reactions and production problems, if any, to the FDA, and to comply with requirements concerning advertising and promotion for our products. Promotional communications with respect to prescription pharmaceutical products are subject to a variety of legal and regulatory restrictions and must be consistent with the information in the product’s approved label. As such, we may not promote our products for indications or uses for which they do not have FDA approval.

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

Changes in funding for the FDA and other government agencies could hinder their ability to hire and retain key leadership and other personnel, or otherwise prevent new products and services from being developed or commercialized in a timely manner, which could negatively impact our business.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory, and policy changes. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of other government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA and other agencies may also slow the time necessary for new drugs and biologics to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, over the last several years, including for 35 days beginning on December 22, 2018, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical FDA employees and stop critical activities. If a prolonged government shutdown occurs, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

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

We depend on third parties to manufacture products employing our TransCon technologies. Components of a finished therapeutic product approved for commercial sale or used in late-stage clinical studies must be manufactured in accordance with cGMP. These regulations govern manufacturing processes and procedures (including record keeping) and the implementation and operation of quality systems to control and assure the quality of investigational products and products approved for sale. All entities involved in the preparation of product candidates for clinical studies or commercial sale, including our existing contract manufacturers for our product candidates, are subject to extensive regulation. Manufacturing facilities are subject to pre-approval and ongoing periodic inspection by the FDA, EEA Competent Authorities and other corresponding governmental authorities, including unannounced inspections, and must be licensed before they can be used in commercial manufacturing of products employing our TransCon technologies. After regulatory approvals or licensure are obtained, the subsequent discovery of previously unknown manufacturing, quality control or regulatory documentation problems or failure to maintain compliance with the regulatory requirements may result in restrictions on the marketing of a product, revocation of the license, withdrawal of the product from the market, seizures, injunctions, or criminal sanctions. Poor control of production processes can lead to the introduction of contaminants or to inadvertent changes in the properties or stability of our product candidates that may not be detectable in final product testing. We, our collaboration partners, or our contract manufacturers must supply all necessary documentation in support of an NDA, BLA, MAA or comparable regulatory filing on a timely basis and must adhere to cGMP regulations enforced by the FDA, EEA Competent Authorities and other regulatory authorities through their facilities inspection programs. Some of our contract manufacturers have never produced a commercially approved pharmaceutical product and therefore have not obtained the requisite regulatory authority approvals to do so. Although we oversee the contract manufacturers, we cannot control the manufacturing process of, and are completely dependent on, our contract manufacturing partners for compliance with the regulatory requirements. If these facilities do not pass a pre-approval plant inspection, regulatory approval of the products may not be granted or may be substantially delayed until any violations are corrected to the satisfaction of the regulatory authority, if ever. In addition, we have no control over the ability of our contract manufacturers to maintain adequate quality control, quality assurance and qualified personnel.

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

If we, our collaboration partners, or any of our third-party manufacturers fail to maintain regulatory compliance, the FDA or other applicable regulatory authority can impose regulatory sanctions including, among other things, refusal to approve a pending application for a new pharmaceutical product, withdrawal of an approval, or suspension of production. As a result, our business, financial condition, and results of operations may be harmed.

Additionally, if supply from one approved manufacturer is interrupted, an alternative manufacturer would need to be qualified through an NDA or BLA, a supplemental NDA or BLA, a marketing authorization variation application or equivalent foreign regulatory filing, which could result in further delay. The regulatory authorities may also require additional studies if a new manufacturer is relied upon for commercial production. Switching manufacturers may involve substantial costs and is likely to result in a delay in our desired clinical and commercial timelines.

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

Over the past several years, a significant number of pharmaceutical and biotechnology companies have been the target of inquiries and investigations by various U.S. federal and state regulatory, investigative, prosecutorial and administrative entities in connection with the promotion of products for unapproved uses and other sales practices, including the Department of Justice and various U.S. Attorneys’ Offices, the Office of Inspector General of the Department of Health and Human Services, the FDA, the Federal Trade Commission and various state Attorneys General offices. These investigations have alleged violations of various U.S. federal and state laws and regulations, including claims asserting antitrust violations, violations of the Food, Drug and Cosmetic Act, the False Claims Act, the Prescription Drug Marketing Act, anti- kickback laws, and other alleged violations in connection with the promotion of products for unapproved uses, pricing and Medicare and/or Medicaid reimbursement. Many of these investigations originate as “qui tam” actions under the False Claims Act. Under the False Claims Act, any individual can bring a claim on behalf of the government alleging that a person or entity has presented a false claim, or caused a false claim to be submitted, to the government for payment. The person bringing a qui tam suit is entitled to a share of any recovery or settlement. Qui tam suits, also commonly referred to as “whistleblower suits,” are often brought by current or former employees. In a qui tam suit, the government must decide whether to intervene and prosecute the case. If it declines, the individual may pursue the case alone.

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

In the EEA, marketing authorization applications for new medicinal products not authorized in the EU will only be regarded as valid, if they include one of the following: (i) the results of all studies performed and details of all information collected in compliance with a paediatric investigation plan; PIP, agreed with the EMA’s Pediatric Committee, or the PDCO, (ii) a decision of the EMA granting a waiver from the obligation to provide the results of studies in the paediatric population in accordance with a PIP, or (iii) a decision by the EMA agreeing to a deferral of the initiation or completion of some or all of the measures set out in the PIP. The PIP sets out the timing and measures proposed to generate data to support a pediatric indication of the drug for which marketing authorization is being sought. The PDCO can grant a deferral of the obligation to implement some or all of the measures of the PIP until there are sufficient data to demonstrate the efficacy and safety of the product in adults. Further, the obligation to provide pediatric clinical trial data can be waived by the PDCO when these data is not needed or appropriate because the product is likely to be ineffective or unsafe in children, the disease or condition for which the product is intended occurs only in adult populations, or when the product does not represent a significant therapeutic benefit over existing treatments for pediatric patients. Once the marketing authorization is obtained in all Member States of the European Union and study results are included in the product information, even when negative, the product is eligible for six months’ supplementary protection certificate extension. For orphan-designated medicinal products, the 10-year period of market exclusivity is extended to 12 years. At this time, we have not agreed to a PIP with the PDCO for TransCon hGH, or any of our other product candidates.

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

We are subject to governmental regulation and other legal obligations, particularly related to privacy, data protection and information security, and we are subject to consumer protection laws that regulate our marketing practices and prohibit unfair or deceptive acts or practices. Our actual or perceived failure to comply with such obligations could harm our business.

We are subject to diverse laws and regulations relating to data privacy and security, including, in the United States, HIPAA and, in the EU and the European Economic Area, or EEA, Regulation 2016/679, known as the General Data Protection Regulation, or GDPR. New privacy rules are being enacted in the United States and globally, and existing ones are being updated and strengthened. Complying with these numerous, complex and often changing regulations is expensive and difficult, and failure to comply with any privacy laws or data security laws or any security incident or breach involving the misappropriation, loss or other unauthorized use or disclosure of sensitive or confidential patient or consumer information, whether by us, one of our business associates or another third-party, could adversely affect our business, financial condition and results of operations, including but not limited to: investigation costs, material fines and penalties; compensatory, special, punitive, and statutory damages; litigation; consent orders regarding our privacy and security practices; requirements that we provide notices, credit monitoring services and/or credit restoration services or other relevant services to impacted individuals; adverse actions against our licenses to do business; and injunctive relief. Furthermore, these rules are constantly changing; for example, the GDPR came into force in May 2018 changing the European regime. Before that, the US-EU Safe Harbor framework was declared invalid in 2015 and replaced with the US-EU Privacy Shield framework which, along with other methods which permit transfer under European privacy law, are under ongoing review and subject to challenge.

The privacy laws in the EU have been significantly reformed. On May 25, 2018, the GDPR entered into force and became directly applicable in all EU member states. The GDPR implements more stringent operational requirements than its predecessor legislation. For example, the GDPR requires us to make more detailed disclosures to data subjects, requires disclosure of the legal basis on which we can process personal data, makes it harder for us to obtain valid consent for processing, will require the appointment of data protection officers when sensitive personal data, such as health data, is processed on a large scale, provides more robust rights for data subjects, introduces mandatory data breach notification through the EU, imposes additional obligations on us when contracting with service providers and requires us to adopt appropriate privacy governance including policies, procedures, training and data audit. If we do not comply with our obligations under the GDPR, we could be exposed to fines of up to the greater of €20 million or up to 4% of our total global annual revenue in the event of a significant breach. In addition, we may be the subject of litigation and/or adverse publicity, which could adversely affect our business, results of operations and financial condition.

We cannot assure you that our third-party service providers with access to our or our customers’, suppliers’, trial patients’, and employees’ personally identifiable and other sensitive or confidential information in relation to which we are responsible will not breach contractual obligations imposed by us, or that they will not experience data security breaches or attempts thereof, which could have a corresponding effect on our business including putting us in breach of our obligations under privacy laws and regulations and/or which could in turn adversely affect our business, results of operations and financial condition. While we attempt to address the associated risks by performing security assessments and detailed due diligence, we cannot assure you that these contractual measures and our own privacy and security-related safeguards will protect us from the risks associated with the third-party processing, storage and transmission of such information.

Legislative or regulatory healthcare reforms in the United States may make it more difficult and costly for us to obtain regulatory clearance or approval of our product candidates in the United States and to produce, market and distribute our products in the United States after clearance or approval is obtained.

From time to time, legislation is drafted and introduced in U.S. Congress that could significantly change the statutory provisions governing the regulatory clearance or approval, manufacture, and marketing of regulated products or the reimbursement thereof. In addition, FDA regulations and guidance are often revised or reinterpreted by the FDA in ways that may significantly affect our business and our products. In addition, the Trump administration has taken several executive actions, including the issuance of a number of Executive Orders, that could impose significant burdens on, or otherwise materially delay, the FDA’s ability to engage in routine oversight activities such as implementing statutes through rulemaking, issuance of guidance, and review and approval of marketing applications. It is difficult to predict how these requirements will be interpreted and implemented, and the extent to which they will impact the FDA’s ability to exercise its regulatory authority. If these executive actions impose restrictions on the FDA’s ability to engage in oversight and implementation activities in the normal course, our business may be negatively impacted. Any new regulations or revisions or reinterpretations of existing regulations may impose additional costs or lengthen review times of our product candidates. We cannot determine what effect changes in regulations, statutes, legal interpretation or policies, when and if promulgated, enacted or adopted may have on our business in the future. Such changes could, among other things, require:

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

We expect that the current presidential administration and U.S. Congress will likely continue to seek to modify, repeal, or otherwise invalidate all, or certain provisions of, the Affordable Care Act. Since taking office, President Trump has continued to support the repeal of all or portions of the Affordable Care Act. For example, the Tax Cuts and Jobs Act was enacted, which, among other things, removes penalties for not complying with the Affordable Care Act’s individual mandate to carry health insurance. Since the enactment of the Tax Cuts and Jobs Act, there have been additional amendments to certain provisions of the ACA. Moreover, on

December 14, 2018, a U.S. District Court Judge in the Northern District of Texas, ruled that the individual mandate is a critical and inseverable feature of the ACA, and therefore, because it was repealed as part of the Tax Act, the remaining provisions of the ACA are invalid as well. While the Trump Administration and the Centers for Medicare & Medicaid Services have both stated that the ruling will have no immediate effect, it is unclear how this decision, subsequent appeals and other efforts to repeal and replace the ACA will impact the ACA. There is still uncertainty with respect to the impact President Trump’s administration and the U.S. Congress may have, if any, and any changes will likely take time to unfold, and could have an impact on coverage and reimbursement for healthcare items and services covered by plans that were authorized by the Affordable Care Act. However, we cannot predict the ultimate content, timing or effect of any healthcare reform legislation or the impact of potential legislation on us.

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

We will be able to protect our proprietary technologies from unauthorized use by third parties only to the extent that such proprietary rights are covered by valid and enforceable patents or are effectively maintained as trade secrets. Any non-confidential disclosure to or misappropriation by third parties of our confidential or proprietary information could enable competitors to quickly duplicate or surpass our technological achievements, thus eroding our competitive position in our market. Where we elect to pursue patent protection on our proprietary technologies, we file, prosecute and maintain international and other national patent applications covering such technologies, including in the United States, Europe, China, and other jurisdictions.

As of December 31, 2018, twenty-four patents have been issued to us in the United States. Seventeen patents are directed to our TransCon technologies and four are directed to TransCon hGH. In addition, as of December 31, 2018, we have approximately 112 issued patents in jurisdictions outside of the United States, at least 65 of which are directed to our TransCon technologies, and 35 of which are directed to our product candidates. As of December 31, 2018, our TransCon hGH is covered by six different patent families and an additional nine patent families covering the auto-injector device, our TransCon PTH is covered by six different patent families and our TransCon CNP is covered by ten different patent families. Most members of these families are applications in an early stage, so it is impossible to make any statements regarding whether or not they will be granted. We are not aware of any challenge to our issued patents, in the United States, Europe or in any other jurisdiction.

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

The strength of patents in the biotechnology and pharmaceutical field involves complex legal and scientific questions and can be highly uncertain. The patent applications that we own or license may fail to result in issued patents in the United States or in other countries. Even if patents do issue on such patent applications, third parties may challenge the validity, enforceability or scope thereof, which may result in such patents being narrowed, invalidated or held unenforceable. For example, U.S. patents can be challenged by any person before the USPTO Patent Trial and Appeals Board at any time within the one-year period following that person’s receipt of an allegation of infringement of the patents. Patents granted by the European Patent Office may be similarly opposed by any person within nine months from the publication of the grant. Similar proceedings are available in other jurisdictions, and in the United States, Europe and other jurisdictions third parties can raise questions of validity with a patent office even before a patent has granted. Furthermore, even if they are unchallenged, our patents and patent applications may not adequately protect our intellectual property or prevent others from designing around our claims. For example, a third party may develop a competitive product that provides therapeutic benefits similar to one or more of our product candidates but that has a different composition that falls outside the scope of our patent protection. If the breadth or strength of protection provided by the patents and patent applications we hold or pursue with respect to our product candidates is successfully challenged, then our ability to commercialize such product candidates could be negatively affected, and we may face unexpected competition that could have harm our business. Further, if we encounter delays in our clinical trials, the period of time during which we or our collaboration partners could market our product candidates under patent protection would be reduced.

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

Our commercial success depends significantly on our ability to operate without infringing, violating or misappropriating the patents and other proprietary rights of third parties. Our own technologies may infringe, violate or misappropriate the patents or other proprietary rights of third parties, or we may be subject to third-party claims of such infringement. Numerous U.S. and foreign issued patents and pending patent applications owned by third parties exist in the fields in which we are developing our product candidates. For example, we are aware of several issued patents related to auto-injection devices that may be relevant to our auto-injection device under development with Phillips Medisize A/S (formerly Medicom Innovation Partner A/S); however, we believe that these (i) will expire prior to our product launch, (ii) are invalid, and/or (iii) do not and will not cover our device. We cannot be certain that our product candidates will not infringe existing or future patents. Because patent applications can take many years to issue and may be confidential for 18 months or more after filing, and because pending patent claims can be revised before issuance, there may be applications now pending which may later result in issued patents that may be infringed by the manufacture, use or sale of our product candidates or our TransCon technologies. We may not be aware of patents that have already issued that a third party might assert are infringed by our product candidates. It is also possible that patents of which we are aware, but which we do not believe are relevant to our product candidates, could nevertheless be found to be infringed by our product candidates. Nevertheless, we are not aware of any valid issued patents that we believe would prevent us from marketing our product candidates, if approved. Moreover, we may face patent infringement claims from non-practicing entities that have no relevant product revenue and against whom our own patent portfolio may thus have no deterrent effect.

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

Intellectual property litigation involves many risks and uncertainties, and there is no assurance that we will prevail in any lawsuit brought against us. Third parties making claims against us for infringement, violation or misappropriation of their intellectual property rights may seek and obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize our product candidates. Further, if a patent infringement suit were brought against us, we could be forced to stop or delay research, development, manufacturing or sales of the product or product candidate that is the subject of the suit. Defense of these claims, regardless of their merit, would cause us to incur substantial expenses and, would be a substantial diversion of resources from our business. In the event of a successful claim of any such infringement, violation or misappropriation, we may need to obtain licenses from such third parties and we and our collaboration partners may be prevented from pursuing product development or commercialization and/or may be required to pay damages. We cannot be certain that any licenses required under such patents or proprietary rights would be made available to us, or that any offer to license would be made available to us on commercially reasonable terms. If we cannot obtain such licenses, we and our collaboration partners may be restricted or prevented from manufacturing and selling products employing our technologies. These adverse results, if they occur, could adversely affect our business, results of operations and prospects, and the value of our shares or ADSs.

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

Competitors may infringe our intellectual property. As a result, we may be required to file infringement claims to stop third- party infringement or unauthorized use. This can be expensive, particularly for a company of our size, and time-consuming. In addition, in an infringement proceeding, a court may decide that a patent of ours is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patent claims do not cover its technology or that the factors necessary to grant an injunction against an infringer are not satisfied. An adverse determination of any litigation or other proceedings could put one or more of our patents at risk of being invalidated, interpreted narrowly, or amended such that they do not cover our product candidates. Moreover, such adverse determinations could put our patent applications at risk of not issuing, or issuing with limited and potentially inadequate scope to cover our product candidates or to prevent others from marketing similar products.

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

As is the case with other biopharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involves both technological and legal complexity and is therefore costly, time consuming and inherently uncertain. Patent reform legislation in the United States and other countries, including the Leahy-Smith America Invents Act, or Leahy-Smith Act, signed into law on September 16, 2011, could increase those uncertainties and costs. The Leahy-Smith Act includes a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications are prosecuted, redefine prior art and provide more efficient and cost-effective avenues for competitors to challenge the validity of patents. In addition, the Leahy- Smith Act has transformed the U.S. patent system into a “first to file” system. The first-to-file provisions, however, only became effective on March 16, 2013. Accordingly, it is not yet clear what, if any, impact the Leahy-Smith Act will have on the operation of our business. However, the Leahy-Smith Act and its implementation could make it more difficult to obtain patent protection for our inventions and increase the uncertainties and costs surrounding the prosecution of our or our collaboration partners’ patent applications and the enforcement or defense of our or our collaboration partners’ issued patents, all of which could harm our business, results of operations and financial condition.

The U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. Additionally, there have been recent proposals for additional changes to the patent laws of the United States and other countries that, if adopted, could impact our ability to obtain patent protection for our proprietary technologies or our ability to enforce our proprietary technologies. Depending on future actions by the U.S. Congress, the U.S. courts, the USPTO and the relevant law-making bodies in other countries, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future.

Certain of our employees and patents are subject to German law.

As of December 31, 2018, 61 of our employees work in Germany and are subject to German employment law. Ideas, developments, discoveries and inventions made by such employees are generally subject to the provisions of the German Act on Employees’ Inventions, which regulates the ownership of, and compensation for, inventions made by employees. Under this act, we face the risk that we may be required to pay additional compensation for assigned patent rights and disputes can occur between us and our employees or ex-employees pertaining to alleged non-adherence to the provisions of this act that may be costly to defend and consume our management’s time and efforts whether we prevail or fail in such dispute. In addition, under the German Act on Employees’ Inventions, certain employees may have retained rights to patents they invented or co-invented before October 2009. Although substantially all of these employees have assigned their interest in these patents to us, to the extent permitted by law, there is a risk that the compensation we provided to them may be deemed to be insufficient and we may be required under German law to increase the compensation due to such employees for the use of the patents. In those cases where employees have not assigned their interests to us, we may need to pay compensation for the use of those patents. If we are required to pay additional compensation or face other disputes under the German Act on Employees’ Inventions, our results of operations could be adversely affected.

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

The trading price of our ADSs could be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. These factors include those discussed in this “Risk Factors” section of this annual report and others such as:

•	results from, or any delays in, clinical trial programs relating to our product candidates, including clinical trials for TransCon hGH, TransCon PTH and TransCon CNP;

•	our ability to apply our TransCon technologies to therapeutic areas other than endocrinology, including the therapeutic area of oncology;

•	our ability to commercialize or obtain regulatory approval for our product candidates, or delays in commercializing or obtaining regulatory approval;

•

announcements of regulatory approval or a complete response letter to our product candidates, or specific label indications or patient populations for its use, or changes or delays in the regulatory review process;

•

announcements relating to current or future collaborations or joint ventures, including decisions regarding the exercise by our collaboration partners of their options, if any, or any termination by them of their collaborations with us;

•	timing and amount of payments to us under our collaborations or joint ventures, if any;

•	announcements of therapeutic innovations or new products by us or our competitors;

•	announcements regarding the parent drugs that we use in developing our product candidates;

•	adverse actions taken by regulatory authorities with respect to our clinical trials, manufacturing supply chain or sales and marketing activities;

•	changes or developments in laws or regulations applicable to our product candidates;

•	any adverse changes to our relationship with any manufacturers or suppliers;

•	the success of our testing and clinical trials;

•	the success of our efforts to acquire, license or discover additional product candidates;

•	any intellectual property infringement actions in which we may become involved;

•	announcements concerning our competitors or the pharmaceutical industry in general;

•	achievement of expected product sales and profitability;

•	manufacture, supply or distribution shortages;

•	actual or anticipated fluctuations in our operating results;

•	European Medicines Agency, or EMA, FDA or other similar regulatory actions affecting us or our industry or other healthcare reform measures in the European Union, United States or in other markets;

•	changes in the structure of healthcare payment systems;

•	changes in financial estimates or recommendations by securities analysts;

•	trading volume of the ADSs;

•	sales of ordinary shares and/or ADSs by us, our senior management and board members, holders of the ADSs or our shareholders in the future;

•	general economic and market conditions and overall fluctuations in the United States and international equity markets; and

•	the loss of any of our key scientific or senior management personnel.

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

Our senior management has broad discretion over the use of proceeds from our public offerings, and we could spend the proceeds from those public offerings in ways the holders of shares or ADSs may not agree with or that do not yield a favorable return, if at all. We currently intend to use substantially all of the net proceeds from those public offerings to support the clinical development, regulatory approval and commercial preparations for TransCon hGH, to fund clinical development of our other rare disease endocrinology programs, including TransCon PTH and TransCon CNP, to identify and progress development of new product candidates, including in the therapeutic area of oncology, and for working capital and general corporate purposes. However, our use of these proceeds may differ substantially from our current plans. If we do not invest or apply these proceeds in ways that improve our operating results, we may fail to achieve expected financial results, which could cause the price of the ADSs to decline.

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

If our existing shareholders or holders of ADSs sell, or indicate an intention to sell, substantial amounts of our ordinary shares or ADSs in the public market, the trading price of our ADSs could decline. Based upon the number of shares outstanding as of March 1, 2019, we have outstanding a total of 42,135,448 ordinary shares. Of those shares, approximately 7,528,823 were owned by current board members, members of our senior management and their respective affiliates, or may otherwise be subject to Rule 144 under the Securities Act. In addition, pursuant to a registration statement on Form F-3 filed in February 2016, 3,706,148 of our ordinary shares are registered for resale by certain selling shareholders, including shareholders that are affiliated with members of our board of directors.

As of December 31, 2018, there were 5,611,629 warrants outstanding. If these warrants are exercised an additional 5,611,629 ordinary shares or ADSs will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules and Rule 144 and Rule 701 under the Securities Act. If these additional ordinary shares or ADSs are sold, or if it is perceived that they will be sold, in the public market, the trading price of the ADSs could decline. Any sales of securities by these security holders could have a negative effect on the trading price of the ADSs.

Our principal shareholders and senior management own a significant percentage of our shares and are able to exert significant control over matters subject to shareholder approval.

As of March 1, 2019, our senior management, board members, holders of 5% or more of our share capital and their respective affiliates beneficially own approximately 57.2% of our outstanding voting securities. As a result, these security holders have the ability either alone or voting together as a group to determine and/or significantly influence the outcome of matters submitted to our shareholders for approval, including the election and removal of board members, payment of dividends, amendments to our articles of association, including changes to our share capital or any mergers, demergers, liquidations and similar transactions. This may prevent or discourage unsolicited acquisition proposals or offers for our ordinary shares or ADSs that our shareholders or ADS holders may feel are in their best interest as a shareholder or holder of ADSs. In addition, this group of shareholders may have the ability to control our management and affairs. Such control and concentration of ownership may affect the market price of the ADSs and may discourage certain types of transactions, including those involving actual or potential change of control of us (whether through merger, consolidation, take-over or other business combination), which might otherwise have a positive effect on the market price of the ADSs.

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

Our status as a “foreign private issuer” allows us to adopt International Financial Reporting Standards, or IFRS, accounting principles, which are different than accounting principles under U.S. Generally Accepted Accounting Principles, or U.S. GAAP.

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

We qualify as a foreign private issuer and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. We may no longer be a foreign private issuer as of June 30, 2019, which would require us to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers as of January 1, 2020. To maintain our current status as a foreign private issuer, either (a) a majority of our ordinary shares or ADSs must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our executive officers or directors may not be U.S. citizens or residents, (ii) more than 50% of our assets cannot be located in the United States and (iii) our business must not be administered principally inside the United States. If we lost this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

We may be a “passive foreign investment company” for U.S. federal income tax purposes for our current taxable year and future taxable years, which could result in adverse U.S. federal income tax consequences to U.S. investors.

Under the Internal Revenue Code of 1986, as amended, the determination of passive foreign investment company, or PFIC, status is fact-specific, and generally cannot be made until after the close of the taxable year in question. Although we do not believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2018, we may be a PFIC for our current taxable year and future taxable years. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during such year) is attributable to assets that produce or are held for the production of passive income. A separate determination must be made each taxable year as to whether we are a PFIC (after the close of each such taxable year). If we are a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10 E. Additional Information—Taxation—Material U.S. Federal Income Tax Consequences to U.S. Holders”) holds ordinary shares or ADSs, the U.S. Holder may be subject to adverse tax consequences, including (i) the treatment of all or a portion of any gain on disposition as ordinary income, (ii) the application of an interest charge with respect to such gain and certain dividends and (iii) compliance with certain reporting requirements. Each U.S. Holder is strongly urged to consult its tax advisor regarding these issues. See “Item 10 E. Additional Information—Taxation—Material U.S. Federal Income Tax Consequences to U.S. Holders.”

If a United States person is treated as owning at least 10% of our ordinary shares or ADSs, such holder may be subject to adverse U.S. federal income tax consequences.

If a U.S. Holder (as defined in “Item 10 E. Additional Information—Taxation—Material U.S. Federal Income Tax Consequences to U.S. Holders”) is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our ordinary shares or ADSs, such U.S. Holder may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group (if any). Because our group includes one or more U.S. subsidiaries, certain of our non-U.S. subsidiaries could be treated as “controlled foreign corporations” (regardless of whether we are treated as a “controlled foreign corporation”). A “United States shareholder” of a “controlled foreign corporation” may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property by “controlled foreign corporations,” regardless of whether we make any distributions. An individual that is a “United States shareholder” with respect to a “controlled foreign corporation” generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a “United States shareholder” that is a U.S. corporation. Failure to comply with these reporting obligations may subject you to significant monetary penalties and may prevent the statute of limitations from starting with respect to your U.S. federal income tax return for the year for which reporting was due. We cannot provide any assurances that we will assist investors in determining whether any of our non-U.S. subsidiaries are treated as a “controlled foreign corporation” or whether such investor is treated as a “United States shareholder” with respect to any of such “controlled foreign corporations.” Further, we cannot provide any assurances that we will furnish to any “United States shareholders” information that may be necessary to comply with the aforementioned reporting and tax payment obligations. U.S. Holders should consult their tax advisors regarding the potential application of these rules to their investment in our ordinary shares or ADSs.

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

Holders of our ordinary shares or ADSs may not be able to exercise their pre-emptive subscription rights and may suffer dilution of their equity holding in the event of future issuances of our shares.

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

We were organized under the laws of the Kingdom of Denmark in September 2006 as a private limited liability company (Anpartsselskab, or ApS) and then transformed into a public limited liability company (Aktieselskab, or A/S), effective December 17, 2007. In connection with this conversion, our legal name changed from Ascendis Pharma ApS to Ascendis Pharma A/S. We commenced operations in December 2007 in connection with the acquisition of the company that invented our TransCon technologies, Complex Biosystems GmbH.

Our registered office and principal executive offices are located at Tuborg Boulevard 12, DK-2900 Hellerup, Denmark and our telephone number is +45 70 22 22 44. Our agent for service of process in the United States is Ascendis Pharma, Inc. Our website address is www.ascendispharma.com. The information on, or that can be accessed through, our website is not part of and should not be incorporated by reference into this annual report or any other report we file or furnish to the SEC. We have included our website address as an inactive textual reference only. Our ADSs are traded on The Nasdaq Global Select Market under the symbol ASND.

The SEC maintains an internet site at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

For additional information relating to the development of our company, see “Item 4 B. Information on the Company – Business Overview.” For additional information relating to the Company’s capital expenditures, see “Item 5 A. Operating Results.”

B.	Business Overview

Overview

We are applying our innovative TransCon technologies to build a leading, fully integrated biopharmaceutical company and develop a pipeline of product candidates with potential best-in-class profiles to address unmet medical needs. We have created a portfolio of potential best-in-class rare disease endocrinology product candidates to address unmet medical needs by utilizing our TransCon technologies with clinically validated parent drugs. We currently have three product candidates in clinical development in rare endocrine diseases and we are working to apply our TransCon technology platform in additional therapeutic areas, including oncology. Additionally, we have developed a pipeline of sustained-release prodrug product candidates through strategic collaborations and we are working with these collaboration partners in the areas of ophthalmology and diabetes.

Our most advanced product candidate, TransCon hGH, is in development as a once-weekly long acting prodrug of recombinant human growth hormone, also referred to as hGH, as a potential treatment for growth hormone deficiency, or GHD. On March 4, 2019, we announced top-line results from the heiGHt Trial. We are also conducting two additional trials with TransCon hGH, the fliGHt Trial, which evaluates TransCon hGH in pediatric subjects previously treated with daily hGH, and the enliGHten Trial, which evaluates long-term safety of TransCon hGH in subjects from both the heiGHt and fliGHt Trials. In September 2018, we completed enrollment in the fliGHt Trial, an open-label trial evaluating TransCon hGH in pediatric subjects with GHD who switched from daily hGH therapy. As a result, more than 300 subjects have now enrolled in the phase 3 TransCon hGH program, which includes the heiGHt, fliGHt and enliGHten Trials. We believe that TransCon hGH may offer a once-weekly therapy for GHD with the potential to improve outcomes compared to currently approved daily hGH. We expect a clinical database lock for the TransCon hGH phase 3 program in pediatric GHD during the third quarter of 2019. Subsequently, we intend to submit a Biologics License Application, or BLA, to the U.S. Food and Drug Administration, or the FDA, for TransCon hGH to treat pediatric GHD in the first half of 2020. We have also conducted a phase 2 clinical trial in adult subjects with GHD that will form the basis of designing future clinical research in adult GHD. If approved, TransCon hGH may reduce the burden of daily treatment by requiring significantly fewer injections, which may improve compliance and treatment outcomes.

We are also using our TransCon technology platform to develop TransCon PTH, a once-daily long-acting prodrug of parathyroid hormone, or PTH, as a potential treatment for hypoparathyroidism, a rare endocrine disorder of calcium and phosphate metabolism. We completed a phase 1 trial in healthy subjects in May 2018, the results of which were consistent with our target product profile for TransCon PTH as a true replacement therapy. In this trial, TransCon PTH showed the predicted pharmacokinetic and pharmacodynamic response, suggesting the ability to normalize serum and urinary calcium levels in patients with hypoparathyroidism. We believe TransCon PTH may provide patients suffering from hypoparathyroidism with a PTH replacement therapy that is designed to fully address all aspects of the disease more than standard of care or currently approved therapies. In June 2018, we were granted Orphan Drug Designation, or ODD, by the FDA for TransCon PTH. ODD is provided to drugs that are intended for the safe and effective treatment, diagnosis, or prevention of rare diseases or disorders that affect fewer than 200,000 people in the United States. We initiated the phase 2 trial in adult subjects with hypoparathyroidism in the first quarter of 2019 with the goal of evaluating different fixed doses of TransCon PTH and a titration regimen for complete withdrawal of standard of care (i.e., calcium and active Vitamin D supplementation), using a ready-to-use prefilled pen device. Our plan for our phase 3 program for TransCon PTH includes incorporating trial sites in the United States, Europe, Australia, Canada, Japan and possibly other Asian countries.

We are also developing TransCon CNP, a long-acting prodrug of C-type natriuretic peptide, as a potential therapeutic option for achondroplasia, the most common form of dwarfism. Currently, there are no medical therapies for achondroplasia approved by the FDA. TransCon CNP utilizes our TransCon technology platform to create a long-acting C-type natriuretic peptide, or CNP, prodrug as a potential therapeutic option for achondroplasia and potentially other skeletal disorders. CNP as a therapeutic approach is supported by extensive preclinical and clinical data. In November 2018, we reported preliminary results from a phase 1 clinical trial in healthy adult subjects, which supported our target product profile for TransCon CNP. In February 2019, we were granted ODD by the FDA for TransCon CNP. Our goal is to develop TransCon CNP as a safe and effective therapeutic option for achondroplasia and potentially other related growth disorders.

In addition to our pipeline of candidates in rare endocrine disorders, in January 2019, we announced that we are establishing oncology as our second independent therapeutic area of focus for our TransCon technologies. Our goal is to improve treatment efficacy while limiting or reducing toxicity by applying TransCon technologies to clinically validated drugs, using our unique algorithm for product innovation. We are conducting preclinical studies within the field of oncology to explore multiple potential product candidates and evaluate systemic as well as localized delivery systems using our TransCon platform.

In November 2018, we announced the formation of VISEN Pharmaceuticals, or Visen, a company established to develop and commercialize our endocrinology rare disease therapies in the People’s Republic of China, Hong Kong, Macau and Taiwan, or Greater China. In connection with the formation of Visen, we granted Visen exclusive rights to develop and commercialize certain product candidates based on our proprietary TransCon technologies, including TransCon hGH, TransCon PTH and TransCon CNP, in Greater China for use in all human indications, subject to certain exceptions. As consideration for the rights granted to Visen, we received 50% ownership in the outstanding shares of Visen and concurrently with the rights we granted to Visen, entities affiliated with Vivo Capital and Sofinnova Ventures purchased shares in Visen for an aggregate purchase price of $40 million in cash. We believe Visen supports our strategy to extend our endocrinology rare disease portfolio globally and establish a presence in China in partnership with collaborators who have significant experience and knowledge of the biopharmaceutical opportunity in China. In part because Visen was established in China, we believe Visen will be able to effectively develop and, if approved, market our innovative technologies to address the needs of the local markets in Greater China.

In addition, we have strategic collaborations for TransCon anti-VEGF in the field of ophthalmology, which is partnered with Genentech, and the TransCon peptide program for the treatment of diabetes, which is partnered with Sanofi. We are eligible to receive up to an aggregate of €200 million in development and regulatory milestone payments for products currently being developed under our collaboration agreements, as well as sales-based milestone payments and royalties on future net sales of products.

We believe that the effectiveness of our TransCon technologies is supported by data from our preclinical research and the ongoing clinical programs, including our TransCon hGH, TransCon PTH and TransCon CNP programs, as well as findings from our ongoing development of other product candidates, including our multi-product collaborations with Sanofi and Genentech. We have applied the TransCon technologies in combination with parent drugs with clinical proof of concept using our algorithm for creating products with the potential to be best-in-class in endocrinology rare diseases, and we will continue to apply this algorithm for product selection in new therapeutic areas. We believe this approach may reduce the risks associated with traditional drug development.

Our TransCon technologies enable us to create long-acting prodrug therapies with potentially significant advantages over existing marketed drug products. Our TransCon technologies transiently link an unmodified parent drug to a TransCon carrier via our proprietary TransCon linkers. Our TransCon linkers predictably release an unmodified active parent drug at predetermined rates governed by physiological pH and temperature conditions, supporting administration frequencies from daily to more than every six months. Depending upon the type of TransCon carrier we employ, we can design our TransCon prodrugs to act systemically or locally in areas that are difficult to treat with conventional therapies.

TransCon Product Candidate Pipeline

1.	Based on market data and company estimates.

2.	Excludes rights granted to VISEN Pharmaceuticals in Greater China.

3.	Includes all indications.

4.	Based on treatment of ~25% of the U.S. patient population of ~80,000 patients.

In addition to our pipeline of product candidates noted in the figure above, we are conducting preclinical studies in the field of oncology to explore multiple potential product candidates and evaluate systemic as well as localized delivery systems using our TransCon technologies.

When we apply our TransCon technologies to already approved drug compounds, we may benefit from established clinical safety and efficacy data, which we believe increases the probability of success compared to traditional drug development.

We maintain an intellectual property portfolio comprising approximately 136 issued patents and approximately 283 patent applications as of December 31, 2018 with claims directed to composition of matter, process, formulation and/or methods-of-use for our product candidates, including a product-specific device and core TransCon technologies. In addition, each of Genentech and Sanofi have granted us rights that enable us to freely commercialize all improvements to the TransCon technologies developed by such collaboration partners outside of the field identified in their respective collaboration agreements. Other than the rights we have granted to Visen, Sanofi, and Genentech as described herein, we hold worldwide rights to our TransCon technologies and owe no third-party royalty or milestone payment obligations with respect to our TransCon technologies or any of our product candidates. While our TransCon prodrugs may incorporate already approved parent drugs, each of our product candidates is a new molecular entity and is therefore eligible to be granted new intellectual property rights, including new composition of matter patents.

Our Strategy

Our goal is to build a fully integrated biopharmaceutical company by applying our TransCon technology platforms to create a pipeline of proprietary products. Our unique algorithm for product innovation focuses on identifying indications that have an unmet medical need, have a clinically validated parent drug, are suitable to our TransCon technologies, have a clearly differentiated product, have a potential established development pathway and have a large potentially addressable market. Additionally, we form collaborations with market-leading biopharmaceutical companies to develop new products that incorporate our TransCon technologies in therapeutic areas that are of strategic importance.

Using this approach for our endocrinology rare disease franchise, we have obtained positive clinical data for all three of our TransCon product candidates. We are working towards regulatory approval of these candidates in three high value indications, and we are exploring label expansion opportunities, as there are approximately 4,800 orphan drug designations and over 500 of those are for endocrine and metabolic disorders. We expect our near-term therapeutic focus on endocrinology will provide important synergies and a strong foundation for building our commercial infrastructure, including expertise in endocrinology, a concentrated prescriber base, a patient-centric support system, reimbursement and payor expertise and distribution networks.

For the longer term, our aim is to utilize our product innovation algorithm to advance into new therapeutic areas and create sustainable growth through multiple approaches.

In January 2019, we introduced Vision 3x3, our strategic roadmap through 2025 to achieve sustainable growth. Key elements of Vision 3x3 include to:

•	obtain regulatory approval for three endocrinology rare disease products: TransCon hGH for pediatric GHD, TransCon PTH for adult hypoparathyroidism and TransCon CNP for achondroplasia;

•	create further growth of the company’s endocrinology rare disease pipeline through:

•	label expansion programs with the goal of obtaining 9 indications in total; and

•	global clinical reach either directly or through partnerships;

•

build an integrated commercial business for the endocrinology rare disease franchise in North America and select European countries, and establish a global commercial presence with partners in other geographic areas; and

•	create three independent therapeutic areas, each with a diversified pipeline built on our TransCon technology platform and the company’s unique algorithm for product innovation.

TransCon Technologies

Overview

Our TransCon technologies are designed to solve the fundamental limitations of previous approaches applied to extend duration of a drug’s action in the body, and to enhance the overall benefit of a given therapeutic. Many drugs suffer from suboptimal pharmacokinetics, short residence time in the body, poor tolerability at the administration site and/or systemic side effects that result from initial drug concentrations that are too high. Frequent administration and poor tolerability negatively impact patient compliance, potentially leading to suboptimal treatment outcomes. To address these issues, several approaches are currently being applied to improve drug characteristics, such as prodrug and sustained release technologies.

Our TransCon technologies combine the benefits of conventional prodrug and sustained release technologies to create new therapies with potentially optimized therapeutic effect, including efficacy, safety and dosing frequency. We believe the technologies can be applied broadly to a protein, peptide or small molecule in multiple therapeutic areas. TransCon molecules have three components: an existing parent drug, an inert carrier that protects it, and a linker that temporarily binds the two. When bound, the carrier inactivates and shields the parent drug from clearance. When injected into the body, physiologic pH and temperature conditions initiate the release of the active, unmodified parent drug in a predictable release manner. Because the parent drug is unmodified, its original mode of action is expected to be maintained. Depending upon the type of TransCon carrier we employ, we can design our TransCon prodrugs to act systemically or locally in areas that are difficult to treat with conventional therapies. In addition to retaining the original mode of action of the unmodified parent drug, we believe this predictable release may improve the likelihood of clinical development success. We refer to our systemic and localized applications of TransCon as individual technologies.

Advantages of our TransCon Technologies

We believe that our TransCon technologies enable multiple therapeutic, drug development, regulatory and intellectual property benefits:

Efficacy

•	Same mode of action as parent drug

•	Predictable release of unmodified parent drug supporting daily to half-yearly administration

•	Enables localized or systemic drug exposure

•	Reduces dosing frequency to improve patient adherence and improve overall treatment outcomes

•	Dosing and release tailored to desired pharmacokinetic profile and potentially optimize effects of parent drug

Safety and Tolerability

•	Same established safety as parent drug with potential enhancements or improvement due to application of TransCon technologies

•	Enables switch from continuous infusions to daily or less frequent subcutaneous injections

•	High local concentrations of drug while minimizing systemic exposure when using TransCon localized delivery platform may enable efficacious therapy with improved safety profile

•	Immunogenic potential, or the ability of a substance to provoke an immune response, comparable to parent drug

Development and Regulatory

•	Higher development success rate when incorporating clinically validated parent drugs and potentially expedited development pathways due to leveraging existing knowledge regarding the parent drug

Intellectual Property

•	New composition of matter patents

TransCon Technology Components

Our TransCon prodrug product candidates consist of three components: the TransCon linker, the TransCon carrier and a parent drug.

Our broad selection of TransCon linkers, in combination with our systemic and localized carriers, provides us with a powerful and flexible technology platform that we leverage to design potentially best-in-class therapeutics to address unmet medical needs.

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

TransCon Carriers

Our TransCon technologies incorporate two carrier platforms that can be used for providing localized or systemic drug exposure. These biocompatible carrier platforms include our TransCon systemic carriers and our proprietary TransCon localized carriers, which are self-eliminating hydrogels. Our carriers inactivate and protect the drug through a shielding effect, which prevents rapid excretion and degradation of the parent drug and may enable benefits that include improved injection site tolerability, reduced systemic adverse effects and low immunogenicity.

•

Our TransCon systemic carriers are used for providing systemic drug exposure and are based on soluble compounds such as polyethylene glycol, or PEG, or other natural or synthetic polymers. Prodrugs created using our systemic carriers are readily absorbed into the bloodstream after administration, thus minimizing exposure of the subcutaneous tissue to active drug, which we believe may improve injection site tolerability. Our most advanced product candidates, TransCon hGH, TransCon PTH and TransCon CNP, utilize PEG as a carrier molecule. PEG is widely used to improve the pharmacokinetic or pharmacodynamic properties of marketed therapeutics. Below is an illustration of our systemic carrier:

•

Our TransCon localized carriers are being developed to provide either localized or systemic parent drug exposure. Our TransCon hydrogels may be based on PEG, hyaluronic acid or other biopolymers. Our TransCon hydrogel is designed to self-eliminate to soluble, biocompatible molecules after the drug payload has been released. With our collaboration partners, we are developing certain of the TransCon hydrogel carriers to provide both systemic and localized parent drug delivery applications. When applied for localized delivery, the TransCon hydrogel enables the release of parent drug at high local concentrations while minimizing systemic exposure. We believe this may widen the therapeutic window for parent drugs that suffer from significant systemic side effects and facilitate the development of highly efficacious product opportunities that have improved safety and tolerability profiles. Below is an illustration of our hydrogel carrier:

Parent Drug

Our TransCon technologies are applicable across a broad range of therapeutic classes and is currently used to create superior long-acting product candidates based on proteins, peptides and small molecules. By primarily focusing on biological targets that have been clinically validated, we can leverage available knowledge regarding a target’s activity. Based on this selective approach, we know what drug levels must be maintained in the body for optimal efficacy and safety, and we can design the release half-life and dosing frequency of our TransCon prodrugs to maintain these levels to achieve the desired pharmacological effect. We move a product candidate into development after it demonstrates a superior profile to such medicines or drugs in animal models that we believe correlate to human clinical experience. Furthermore, based on the established translational relationships between preclinical animal models and clinical efficacy, we believe experimental results generated in validated animal models are highly predictive of clinical results and reduce the development risk of our TransCon prodrugs. This strategy is designed to reduce risk and increase productivity.

This approach has enabled us to generate a pipeline of product candidates to address significant unmet medical needs and to become potential sources of significant revenue for our company. Because our TransCon technologies release an unmodified drug with established clinical safety and efficacy, we believe we may benefit from a higher development and regulatory success rate as compared to development of drug compounds without established clinical data.

TransCon Product Candidates

TransCon Growth Hormone (hGH)

Market Opportunity in GHD

GHD is a serious orphan disease that affects both children and adults. Children with GHD are characterized by short stature, metabolic abnormalities, cognitive deficiencies and poor quality of life. GHD in adults is associated with increased adiposity, or fat mass, as well as psychiatric-cognitive, cardiovascular, muscular, metabolic and skeletal abnormalities. The current standard of care for GHD is daily subcutaneous injections of hGH. Daily therapy with hGH has been shown to increase growth and improve metabolic effects, including reducing adiposity and improving cardiovascular health. These therapies have been shown to be safe and well-tolerated.

Growth hormone-deficient children who are fully in adherence with their daily treatment regimen may achieve a height in adulthood that is comparable to that of their family members and national norms. In therapy-compliant adults with GHD, daily subcutaneous injections of hGH have resulted in improved body composition parameters, bone density, cardiovascular outcomes and quality of life.

Despite the demonstrated benefits of hGH therapy, compliance continues to be a challenge, as patients treated with daily hGH typically receive thousands of injections over the course of many years. Published studies have shown that the majority of patients on a daily hGH regimen are not fully compliant with their daily dosing schedule, and therefore fail to achieve expected treatment outcomes. In a 2011 study 66% of the patients missed more than one injection on average per week, which resulted in significant reductions in the degree of growth in those patients. For caregivers of young children and teenagers who likely have had to endure daily injections of hGH for many years, the problem of needle fatigue – missing injections because of the pain, bruising or other effects of daily treatment – remains an important reason for noncompliance with daily treatment.

Reducing injection frequency is associated with better compliance and may improve height velocity (HV) for patients experiencing poor compliance with daily injections. As shown in the figure below, for patients missing two or more injections per week, there was a clinically relevant reduction in their change in HV standard deviation score, or HVSDS, compared to high-compliance patients. A greater HVSDS indicates more rapid growth:

Figure 1. Negative impact of poor compliance on growth response. Patients missing two or more injections per week have a statistically significant reduction in height velocity. A result is considered statistically significant when the p-value, representing the probability that random chance could explain the result, is lower than 0.05.(Cutfield et al, 2011.)

Since the introduction of hGH in 1981, many of the world’s largest pharmaceutical companies have developed and now market daily hGH products. All currently marketed hGH products in the United States, Norditropin ® (Novo Nordisk A/S), Humatrope ® (Eli Lilly and Company), Nutropin AQ ® (Genentech), Genotropin ® (Pfizer Inc.), Saizen ® (Merck Serono S.A.), Zomacton ® (Ferring Pharmaceuticals, Inc.) and Omnitrope ® (Sandoz GmbH), contain unmodified hGH and are administered by daily subcutaneous injections. The global market for daily hGH products is dominated by Novo Nordisk, Pfizer, Eli Lilly, Sandoz, Merck KGaA and Roche, which together account for approximately 95% of global market share.

Primary indications for hGH in children are GHD, idiopathic short stature, chronic kidney disease, Prader-Willi syndrome, small for gestational age and Turner syndrome. In adults, primary indications for hGH include GHD and AIDS-induced weight loss. Pediatric indications comprise up to 90% of the total hGH market, of which approximately half is for GHD.

Global annual sales from currently marketed daily hGH injections are estimated at $3.5 billion in 2014. We believe a significant market opportunity exists for a long-acting version of hGH with comparable efficacy, safety and tolerability as daily hGH products. We are developing TransCon hGH as a once-weekly therapy with a target profile designed to have comparable efficacy, safety and tolerability to daily hGH, but with a dosing regimen that could improve adherence and overall health.

Competitive Landscape for Long-Acting Growth Hormone

Since the 1990s, the pharmaceutical industry has employed various approaches to develop long-acting hGH products to reduce the patient burden of daily injections and increase patient compliance with the dosing regimen. These approaches generally fall into two categories: encapsulation and permanent hGH modification:

•

Two long-acting growth hormone products using encapsulation technologies have previously received regulatory approval in U.S. and Europe and were subsequently discontinued due to commercial challenges. These include Nutropin Depot ®, formerly marketed by Genentech, and Somatropin Biopartners, developed by LG Life Sciences and Biopartners GmbH. Nutropin Depot was approved in 1999 and later withdrawn; Somatropin Biopartners (LB03002), was approved by the European Medicines Agency (EMA) in 2013, and later withdrawn. These products are associated with nodule formation, erythema, or redness of skin, itching, bruising, as well as pain during and after injection. In addition, high levels of antidrug antibodies have been observed following administration of these drugs to patients. We believe that the lack of market acceptance is a result of the various safety and tolerability issues that tend to arise with encapsulation technologies.

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

There are currently no long-acting growth hormone treatment options available in the United States or Europe. A permanently PEGylated long-acting growth hormone developed by GeneScience Pharmaceuticals Co., Ltd. is available in China and the Somatropin Biopartners product (LB03002), is available in Korea. Genexine Inc., Hanmi Pharmaceutical Co., Ltd., Bolder Biotechnology, Novo Nordisk A/S, and OPKO Health, Inc., are developing long-acting growth hormone analogs based on the permanent modification of growth hormone.

In addition to the currently approved and marketed daily growth hormone therapies, there are a variety of experimental growth hormone therapies in different stages of clinical development by various companies, including GeneScience Pharmaceuticals Co., Ltd., Genexine Inc., JCR Pharmaceuticals Co., Ltd., Novo Nordisk A/S, and OPKO Health, Inc. (in collaboration with Pfizer Inc.) and other global and regional pharmaceutical companies with existing growth hormone franchises.

Our Solution: TransCon hGH

TransCon hGH is a long-acting growth hormone product candidate that is being developed for the treatment of GHD. It is designed to maintain the same mode of action as daily therapies by releasing the same growth hormone molecule as daily therapy. TransCon hGH is composed of an unmodified growth hormone that is transiently bound to a carrier and proprietary linker.

TransCon hGH is essentially inactive when administered. Our technologies are designed to restore full activity of the parent growth hormone when the unmodified growth hormone is released. Growth hormone is predictably released, enabling weekly dosing. We have conducted biopotency assays and generated mass spectrometry profiles demonstrating that the bioactivity and structure of growth hormone released from TransCon hGH is comparable to the growth hormone in marketed growth hormone products administered as daily injections. Importantly, we expect our once-weekly TransCon hGH to have the same mode of action and distribution into key growth hormone -responsive tissues, such as brain, bone, muscle, liver and fat tissue, as the hGH administered from daily injections and endogenous growth hormone. We use daily growth hormone as an active comparator in our clinical studies, allowing us to directly compare the activity of TransCon hGH to daily growth hormone in an identical clinical setting.

TransCon hGH is designed to address the highest priority unmet medical need in growth hormone therapy by reducing the number of injections patients require, while leveraging the over 30-year history of safety and efficacy that has been established with unmodified daily growth hormone products.

Clinical Development of TransCon hGH for Pediatric GHD

In March 2019, we reported top-line results for the heiGHt Trial, in which TransCon hGH was observed to have superior efficacy and comparable safety and tolerability to that of daily hGH. We expect our efficacy and safety database lock for our regulatory filings with the FDA and EMA to occur in the third quarter of 2019. We subsequently intend to submit a Biologics License Application (BLA) to the U.S. Food and Drug Administration (FDA) for TransCon hGH to treat pediatric GHD in the first half of 2020.

In October 2017, we initiated an additional phase 3 trial, the fliGHt (switch) Trial, which is designed to evaluate TransCon hGH in subjects who have been previously treated with daily growth hormone. In this single arm open-label trial, subjects would switch from daily growth hormone therapy to weekly TransCon hGH with a primary objective of determining the safety and tolerability of TransCon hGH in subjects with pediatric GHD. At the request of the FDA to evaluate TransCon hGH in children younger than three years, we enrolled subjects younger than three years of age who may be treatment-naïve. We enrolled a total of 146 subjects, completing enrollment in September 2018. We expect to report top-line data for the fliGHt Trial in the second quarter of 2019.

Subjects completing either the heiGHt or fliGHt Trials may also enroll in an open-label extension study, the enliGHten Trial, in which we expect the vast majority of subjects finishing the heiGHt and fliGHt Trials to enroll. The enliGHten Trial is designed to provide long-term safety data in approximately 300 subjects to support the potential future regulatory filings for TransCon hGH. We initiated the enliGHten Trial in 2017 as the first subjects began to roll over from the heiGHt Trial.

Top-line Results from the Phase 3 heiGHt Trial in Pediatric Subjects with GHD

The heiGHt Trial was a randomized, open-label, active-controlled phase 3 registrational trial that enrolled 161 children with GHD who had not previously been treated. Subjects received either once-weekly TransCon hGH (0.24 mg/kg/week) or daily injections of Genotropin ® at 34 µg/kg/day (0.24 mg/kg/week) with a 2:1 randomization. The primary endpoint was annualized height velocity (AHV) at 52 weeks, with a non-inferiority analysis comparing the difference between the two treatment groups. Other key endpoints included AHV at earlier time points, change in height standard deviation scores (SDS) over 52 weeks, change in serum insulin-like growth factor I (IGF-1) and insulin-like growth factor-binding protein 3 (IGFBP-3) levels, change in IGF-1 standard deviation scores and IGFBP-3 standard deviation scores and normalization of IGF-1 standard deviation scores. Two subjects, one from each arm, withdrew from the trial prior to the final visit.

Top-line results showed that once-weekly TransCon hGH was superior to once-daily hGH on the primary endpoint of AHV at 52 weeks. In the primary analysis of the intent-to-treat population using ANCOVA, TransCon hGH was associated with an AHV of 11.2 cm/year compared to 10.3 cm/year for the daily hGH. The treatment difference was 0.86 cm/year with a 95 percent confidence interval of 0.22 to 1.50 cm/year. The AHV for TransCon hGH was significantly greater than the daily hGH (p=0.0088).

The AHV was greater for TransCon hGH than for the daily hGH at each visit, with the treatment difference reaching statistical significance from and including week 26 onward. The incidence of poor responders (AHV < 8.0 cm/year) was 4 percent and 11 percent in the TransCon hGH and daily hGH arms, respectively. All sensitivity analyses completed from the trial support the primary outcome, indicating the robustness of these results.

Results from the trial indicate that TransCon hGH was generally safe and well-tolerated, with adverse events consistent with the type and frequency observed with daily hGH therapy and comparable between arms of the trial. No serious adverse events related to study drug were observed in either arm. No treatment-emergent adverse events leading to discontinuation of study drug were observed in either arm.

Additional Preliminary Analyses from the heiGHt Trial:

•	No neutralizing antibodies detected, and low level (<10 percent) of low-titer non-neutralizing antibodies was similar between the two arms

•	Height SDS at 52 weeks increased over baseline by 1.05 for TransCon hGH and by 0.94 for the daily hGH, and the treatment difference in height SDS increased at each visit over 52 weeks

•	Body Mass Index (BMI) SDS was stable over 52 weeks and was -0.03 for TransCon hGH and -0.40 for the daily hGH at week 52

•	Mean hemoglobin A1c values were generally stable over the course of the trial and remained within the normal range for both arms

•

Observed peak and trough insulin-like growth factor-1 (IGF-1) SDS values were 1.3 and -0.5 over 52 weeks, respectively, for TransCon hGH compared to an approximate average IGF-1 SDS of 0.0 for the daily hGH at week 52

•	In a pre-defined subset of 11 subjects, IGF-1 levels were assessed during week 13 and results were similar to those reported in the TransCon hGH pediatric phase 2 trial

•	Consecutive IGF-1 SDS values >2.0 were uncommon (<10 percent of subjects) and IGF-1 SDS >3.0 were rare (<3 percent of subjects)

•	Adverse events leading to dose reduction (IGF-1 levels or clinical symptoms) occurred twice in the TransCon hGH arm (representing 1.9 percent) and once in the daily hGH arm (representing 1.8 percent)

The results presented for the heiGHt Trial are consistent with findings from the phase 2 trial, an active-controlled trial which found that TransCon hGH was comparable to daily hGH in 53 treatment-naïve, pre-pubertal children with GHD. The phase 2 trial was designed to evaluate the safety, tolerability, pharmacokinetics, pharmacodynamics and efficacy of TransCon hGH. This 6-month multi-center, randomized, open-label trial compared three dose levels of TransCon hGH (0.14; 0.21; and 0.30 mg GH/kg/week), administered once per week, to Genotropin at 30 µg/kg/day (0.21 mg GH/kg/week), administered as a daily injection. The primary efficacy endpoint was annualized mean height velocity at six months. Mean annualized height velocities among the three dosing levels administered weekly were 11.9 cm for the 0.14 mg/kg/week dose, 12.9 cm for the 0.21 mg/kg/week dose, and 13.9 cm for the 0.30 mg/kg/week dose, which were comparable to 11.6 cm for the active comparator, daily injections of Genotropin at a 0.21 mg/kg/week dose.

Proprietary Auto-injector Development

As part of our effort to improve treatment compliance among children with GHD, we are developing a state-of-the-art auto-injector for the administration of TransCon hGH. We are planning to introduce this in the enliGHten Trial in the second quarter of 2019 and to make it available to patients in conjunction with a potential commercial launch. The easy-to-use device has a single, low-volume injection for the majority of patients of less than 0.6 mL and requires a small, 31-gauge needle that is only 4 millimeters in length, which is comparable to needles used to administer daily hGH. The device provides for room temperature storage, includes an empty-all design and is expected to last for at least four years. We have conducted human factor studies in more than 100 subjects and incorporated the findings into the design of our auto-injector. We are also working on strategies that will enable the auto-injector to integrate with the digital healthcare system, including Bluetooth connectivity features to allow for easy tracking of dosing compliance over time.

Figure 2. Our state-of-the-art auto-injector is designed to improve treatment compliance for children with GHD.

Clinical Development of TransCon hGH in Adults

We have previously conducted trials of TransCon hGH in adults and intend to pursue development of TransCon hGH in adult GHD. We have completed several phase 1 trials in healthy adult subjects.

In September 2011, we reported data following the completion of a phase 2, European, multi-center, multiple dose, open-label, active-controlled, study to examine the safety, tolerability, pharmacokinetics and pharmacodynamics in 37 adult male and female subjects with GHD.

In this study, serum levels of free hGH and TransCon hGH increased proportionally with the administered dose. The maximum serum concentration of hGH released from TransCon hGH was comparable to the levels achieved by the corresponding amount of hGH given as daily injections. The hGH profiles during Week 4 following weekly subcutaneous administration of TransCon hGH or daily subcutaneous administration of Omnitrope ® (0.006 mg hGH/kg/day, equivalent to 0.04 mg hGH/kg/week) demonstrated good dose proportionality between TransCon hGH dose groups, with peak serum concentrations of hGH being comparable between dose matched TransCon hGH and daily hGH (0.04 mg GH/kg/week).

TransCon hGH also elicited an IGF-1 response that was similar to the IGF-1 response of the same cumulative dose of hGH administered as daily injections over a week. Importantly, the IGF-1 response at Week 1 and Week 4 were similar and without significant accumulation.

In addition to demonstrating similar maximum hGH and resulting IGF-1 concentrations when administered at the same cumulative weekly dose, the exposure to hGH and IGF-1 over one week, as judged by AUC, or Area-Under-the-Curve, was similar between TransCon hGH and daily hGH.

In this study, adverse events were comparable to the incidence and type generally expected when hGH is administered to adults with GHD. Only mild and transient injection site reactions were observed across all treatment groups with no difference between treatment groups, including daily hGH.

No treatment-emergent anti- hGH antibody formation was observed during this multiple-dose study. Importantly, we did not observe any injection site lipoatrophy following repeated injections of TransCon hGH. We believe the PK and pharmacodynamics, or PD, data gathered in our phase 2 multi-dose study in adult subjects supports the desired once-weekly dosing regimen and confirms the favorable safety profile of TransCon hGH previously observed in phase 1 studies.

Future Development Plans

We are currently evaluating clinical development plans for TransCon hGH in adult GHD and additional pediatric indications, and we intend to initiate follow-up clinical trials in the future. We are also considering other potential indications for TransCon hGH where a long-acting hGH therapy may offer a best-in-class option for patients with rare growth disorders.

We currently retain commercial rights to TransCon hGH outside of rights granted to VISEN Pharmaceuticals in Greater China, and may consider forming strategic alliances, creating joint ventures or entering into licensing arrangements with third parties in key geographies where we believe a collaboration partner can aid in the development, regulatory approval and commercialization of TransCon hGH.

TransCon PTH

Market Opportunity in Hypoparathyroidism

Hypoparathyroidism, or HP, is a rare endocrine disorder characterized by deficient or absent parathyroid hormone, or PTH, affecting approximately 80,000 patients in the United States. The most common cause in approximately 75% of cases is inadvertent removal or damage to the parathyroid tissue during neck surgery. Patients with HP cannot adequately regulate calcium and phosphate metabolism and suffer from low calcium and elevated phosphate levels in the blood. The condition results in a diverse range of physical, cognitive and emotional symptoms, including psychiatric disorders, depression, basal ganglia calcifications, lenticular and arterial calcifications. Sustained hypocalcemia manifests clinically as perioral numbness, paresthesias, “brain fog,” and carpopedal muscle spasms, in addition to the serious and potentially life-threatening laryngeal spasm, tetany, and seizures.

PTH controls serum calcium via several mechanisms. PTH acts to release calcium from the skeleton and in the kidney to reabsorb calcium from the urine. In addition, PTH facilitates the conversion of 25 hydroxyvitamin D to the active form, which in turn acts on the intestines to increase calcium absorption. Through these primary pathways, calcium homeostasis is maintained.

Standard of care (SoC) today for HP patients primarily consists of oral calcium and active vitamin D supplementation. However, since PTH is not present at the kidney to facilitate calcium reabsorption from the urine, the goal of SoC is to maintain serum calcium (sCa) levels just below or within the lower part of the normal range (8.5-10.5 mg/dL, or 2.125-2.625 mmol/L), and thereby limit as much as possible the damage from excess urinary calcium. Nonetheless, SoC frequently leads to significant sCa fluctuations accompanied by symptomatic hyper- or hypocalcemia. ISOC with calcium and active vitamin D have been shown to contribute to the risk of renal disease.

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

In 2015, Natpara, PTH(1-84), was approved for once-daily subcutaneous injection as an adjunct to vitamin D and calcium in patients with hypoparathyroidism. Natpara has not demonstrated an ability to reduce incidences of hypercalcemia, hypocalcemia or hypercalciuria relative to conventional therapy in treated patients. Teriparatide, PTH(1-34), approved since 2002 for the treatment of osteoporosis, has sometimes been used for treatment of hypoparathyroidism using multiple daily injections, despite not being approved for this indication. Clinical research conducted by the NIH of subjects receiving continuous exposure to PTH(1-34), administered by an infusion pump, has demonstrated simultaneous normalization of sCa and urinary calcium, as well as normalization of bone turnover.

Our Solution: TransCon PTH

TransCon PTH is designed as a novel long-acting replacement therapy for parathyroid hormone, or PTH, dosed once-daily to achieve and maintain a steady concentration of PTH in the bloodstream within the normal range, at levels similar to those observed in healthy individuals. TransCon PTH is designed to restore physiologic levels of PTH 24 hours per day, thereby more fully addressing all aspects of the disease including normalizing serum and urinary calcium and serum phosphate levels. Pharmacokinetic data from our phase 1 trial of TransCon PTH in healthy subjects demonstrated a half-life of approximately 60 hours, supporting an infusion-like profile with daily administration. This half-life is a substantial increase compared to PTH(1-34) and PTH(1-84), both of which have half-lives of only a few hours after subcutaneous administration to humans.

With once-daily dosing, we believe this substantial half-life extension of PTH could more closely reflect the physiological levels of PTH observed in healthy individuals and maintain blood calcium levels and normalize urinary calcium excretion, an improvement over what is currently feasible with existing approved therapies. Pharmacokinetic data from multiple ascending dose (MAD) cohorts in our phase 1 trial of TransCon PTH in healthy subjects demonstrated an infusion-like profile. By providing steady levels of PTH in the physiological range, we believe TransCon PTH can address the fundamental limitations of short acting PTH molecules, such as Natpara, or PTH(1-84), and Forteo, or PTH(1-34) and become a highly differentiated therapy for HP.

Development of TransCon PTH

In May 2018, we completed a phase 1 randomized, single and multiple ascending dose trial to evaluate the safety tolerability, pharmacodynamics and pharmacokinetics of TransCon PTH in healthy adults. Primary objectives of the trial included assessing the safety and tolerability of single and 10 multiple daily doses of TransCon PTH in healthy adults. Secondary objectives of this trial included evaluation of pharmacodynamics, including serum calcium, down regulation of endogenous PTH(1-84), and bone markers; pharmacokinetics following single and multiple daily doses of TransCon PTH; assessment of whether TransCon PTH treatment affects fractional excretion of urinary; and, incidence of anti-PTH and anti-PEG antibodies.

Data from SAD and MAD cohorts of TransCon PTH led to sustained and dose-dependent elevations of serum calcium with low inter-subject variability. This dose-dependent response and low inter-subject variability suggests the ability to titrate and individualize dosing in patients. Following 10 repeated doses, free PTH exhibited a flat, infusion-like profile with low inter-patient variability. TransCon PTH was also observed to have the expected effects on renal calcium reabsorption based on fractional excretion and down regulation of endogenous PTH(1-84).

.

Figure 1: TransCon PTH daily dosing for10 days of 12, 16 and 20 µg per day (n=7-8 per group). TransCon PTH daily dosing for 10 days provided a flat infusion-like profile with a low PTH peak-to-trough ratio at day 10.

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

Figure 3: Control of urinary calcium with multiple doses of TransCon PTH 100 µg (n=8/group). Despite serum calcium at 11 mg/dL, fractional calcium excretion remained normal and below the 6.5% range reported for healthy subjects clamped to serum Ca of 10.3 mg/dL2, reflecting potent renal calcium reabsorption.

The final results of the phase 1 trial were consistent with our target product profile for TransCon PTH, showing the predicted pharmacokinetic and pharmacodynamic response, and suggesting the ability to normalize serum and urinary calcium levels in patients with hypoparathyroidism. We believe our TransCon PTH may provide patients suffering from hypoparathyroidism with a PTH replacement therapy that is designed to fully address all aspects of the disease more than standard of care or currently approved therapies.

In June 2018, we were granted Orphan Drug Designation, or ODD, by the FDA, for TransCon PTH. The FDA may designate a drug or biologic as an orphan drug if it is intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals in the United States, or a patient population greater than 200,000 in the United States where there is no reasonable expectation that the cost of developing the drug will be recovered from sales in the United States. We plan to conduct a phase 2 trial to provide experience with different dosing regimens of TransCon PTH, and with titration of calcium and active Vitamin D supplementation. In February 2019, we filed an investigational new drug (IND) application with the FDA for initiation of PaTH Forward, a global phase 2 trial designed to evaluate the safety, tolerability and efficacy of TransCon PTH in adult subjects with hypoparathyroidism (HP). The trial will also evaluate a titration regimen for the complete withdrawal of standard of care (i.e., active vitamin D and calcium supplements) using a ready-to-use prefilled pen device. Our plan for our phase 3 program for TransCon PTH includes incorporating trial sites in the United States, Europe, Australia, Canada, Japan and possibly other Asian countries.

TransCon CNP

Market Opportunity in Achondroplasia

Achondroplasia is the most common form of dwarfism, occurring in about 1 in 10,000 to 30,000 newborns or approximately 250,000 worldwide. Achondroplasia results in severe skeletal complications and comorbidities, including spinal stenosis due to premature fusion of the foramen magnum, sleep apnea, and chronic ear infections. Patients often face multiple surgeries to alleviate its many complications. There are currently no FDA-approved pharmacological treatments for achondroplasia.

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

Preclinical and clinical data show that the CNP pathway stimulates growth and increased CNP helps to counteract the effects of the FGFR3 mutation downstream. Administration of CNP to patients with achondroplasia and in animal models of achondroplasia has been found to stimulate growth.

[1]	Adapted from Current Opin Pediatrics 2010; 22:516-523.

Figure 1. The role of a defect in the FGFR3 signaling pathway in the development of achondroplasia is well understood.

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

TransCon CNP is a long-acting C-type natriuretic peptide designed to provide sustained CNP exposure at therapeutic levels as a well-tolerated and convenient once-weekly dose. It is being developed for the treatment of children with achondroplasia. TransCon CNP is designed to provide effective shielding of CNP from neutral endopeptidase degradation in subcutaneous tissue and the blood compartment, minimize binding of CNP to the NPR-C receptor to decrease clearance and reduce binding of CNP to the NPR-B receptor in the cardiovascular system to avoid hypotension. It releases CNP, which is small enough in size to allow effective penetration into growth plates.

Our preclinical development demonstrated that combining TransCon technologies with CNP creates a prodrug that slowly releases unmodified CNP resulting in a half-life in primates of approximately 72 hours, representing a more than 1,000-fold longer half-life than native CNP. This is a substantial increase compared to both wild-type CNP and vosoritide, which have half-lives of approximately 2 and 20 minutes, respectively. We believe this will enable weekly administration of TransCon CNP, avoiding the high concentrations of CNP that may cause adverse cardiovascular effects, while maintaining efficacious CNP levels. The goal is to provide a safer and more efficacious therapy for achondroplasia than daily administration of short-acting CNP analogues.

Additional preclinical studies of TransCon CNP support this target product profile and have demonstrated a dose-dependent effect on growth without adverse cardiovascular effects in therapeutic relevant doses. We completed a juvenile primate study comparing weekly TransCon CNP to an approximately three times higher cumulative daily dose of a synthesized molecule with the same amino acid sequence as vosoritide. Based on data from this study, both TransCon CNP and the synthesized molecule with the same amino acid sequence as vosoritide demonstrated a trend of increased bone growth over vehicle-treated monkeys.

Clinical Development of TransCon CNP

In November 2018, we reported preliminary results from a phase 1 trial of TransCon CNP in healthy adult subjects, which supported our target product profile for TransCon CNP. In this phase 1, double-blind, randomized, placebo-controlled trial, 45 healthy adult subjects were enrolled. Five doses of TransCon CNP were tested sequentially, beginning with the lowest dose: 3, 10, 25, 75 and 150 micrograms per kilogram. Up to 10 subjects in each dose cohort were randomized to receive TransCon CNP or placebo in a 4:1 ratio. After each cohort completed dosing, a Data Safety Monitoring Board reviewed the blinded data to approve escalation to the next higher dose. The primary endpoint was frequency of adverse events after administration of TransCon CNP. Secondary endpoints included additional safety parameters, tolerability and pharmacokinetics.

The results showed TransCon CNP provided continuous exposure to CNP with a pharmacokinetic profile designed to provide efficacy with once-weekly dosing. No serious adverse events were reported in the trial and TransCon CNP was generally well tolerated at doses up to 150 microgram/kilogram. Mean orthostatic changes in vital signs appeared unrelated to TransCon CNP exposure and were consistent between placebo and TransCon CNP cohorts. Mean resting blood pressure and heart rate were unchanged from pre-dose at all time points, in all cohorts. Injections were well tolerated in all dose cohorts with no reported injection-related adverse events. These results highlight the potential for TransCon CNP to have a significant impact on patients’ lives, not only affecting height but also addressing the many comorbidities associated with achondroplasia.

We expect to initiate a phase 2 trial of TransCon CNP in pediatric subjects with achondroplasia in the third quarter of 2019. In parallel, we are conducting the ACHieve Study, a natural history study designed to gain insight into the experience of pediatric patients with achondroplasia. ACHieve will study growth velocity, body proportionality, and comorbidities over time of children with achondroplasia up to 8 years old. No study medication will be administered. In February 2019, we were granted orphan drug designation by the FDA for TransCon CNP. Our goal is to develop TransCon CNP as a safe and effective therapeutic option for achondroplasia and potentially other related growth disorders.

[1]	CNP measured as CNP-38.

Figure 2. Pharmacokinetic results for TransCon CNP 10, 25, 75 and 150 microgram/kg administered as a once-weekly subcutaneous injection are presented. As shown, a dose-related increase in CNP exposure was seen and the effective half-life of CNP was found to be approximately 90 hours, which is significantly higher than the half-life of native CNP (approximately two minutes).

TransCon for Oncology

Market Opportunity in Oncology

Cancer remains a major unmet medical need and the incidence of many cancer types continues to rise. Improved understanding of the cellular and molecular mechanisms involved in anti-tumor immune responses has fueled the rapid growth of immuno-oncology therapeutics. In particular, immune checkpoint inhibitors, such as anti-PD-1, anti-PD-L1 and anti-CTLA-4 antibodies, have provided new therapeutic options for patients who did not respond to previous therapies. Supported by these and other advancements, oncology is now the largest therapy class in terms of revenue in pharmaceutical industry, with worldwide prescription drug and over-the-counter sales of $94 billion in 2016 with projected growth to $192 billion in 2022.

Despite these recent advances, there is still a high unmet medical need for new treatment options, as many patients do not respond to current therapies and the efficacy is often limited by toxicities that result in dose reductions or treatment discontinuations. One approach to minimizing adverse events while retaining or improving efficacy is to create product candidates with longer half-lives, allowing for more consistent circulating drug levels and less frequent administration than the corresponding wild-type molecules. Another approach is intratumoral injection, which is to directly administer a drug to the tumors. Early clinical results for intratumoral treatment of cutaneous tumors are encouraging, but the frequent administration of short-acting molecules to difficult-to-access tumors is often impractical. Increased and prolonged therapeutic activity in tumors has the potential to improve outcomes in patients with suboptimal responses to current therapies.

Our Solution: TransCon Technologies for Oncology

Our TransCon technologies can be designed for sustained systemic or localized, intratumoral administration to provide durable and potent anti-tumor effects. TransCon product candidates have the potential to facilitate all the critical steps of the cancer immunity cycle that lead to eradication of malignant cells. TransCon product candidates can be designed to optimize the efficacy of clinically validated therapies while limiting adverse effects. For example, many therapies are administered at the maximum tolerated dose, and the ability to deliver therapies directly to the tumor may improve tolerability as well as improving efficacy, as high local drug concentration can be achieved, while maintaining low systemic exposure. In addition, TransCon product candidates are designed for sustained release, so they may allow for less frequent dosing, enabling treatment of tumor types that cannot be injected frequently.

We have conducted nonclinical studies that have found that TransCon oncology product candidates can slowly release immune-oncology agents, highlighting their potential to enhance the immune system to attack malignant tumor cells. In a syngeneic mouse tumor model, the TransCon TLR agonist resulted in potent inhibition of tumor growth following a single intratumoral injection.

Development of TransCon Oncology Products

Our goal is to improve treatment efficacy while limiting or reducing toxicity by applying TransCon technologies to clinically validated drugs, using our unique algorithm for product innovation. We are conducting preclinical studies within the field of oncology to explore multiple potential product candidates and evaluate systemic as well as localized delivery systems using our TransCon technologies. We are evaluating multiple TransCon product candidates in preclinical research studies for the treatment a variety of tumor types. Examples of TransCon product candidates under evaluation include stimulators of innate and adaptive immunity, as well as modulators of the tumor environment. We are exploring systemic and intratumoral administration both as a monotherapy and as a component of combination regimens.

Strategic Collaborations

We also engage in strategic collaborations to further leverage our TransCon technology platforms in certain geographies with market-leading biopharmaceutical companies. These collaborations aim to further monetize our TransCon technology platforms beyond our internal, wholly-owned product candidates, particularly into therapeutic areas where we believe a partner may have more expertise, capability and capital. In addition, we may choose to pursue a collaboration to develop and market our internal, wholly-owned product candidates in geographic markets outside our core focus of the United States and Europe.

Outside rare endocrine disorders, we currently have multi-product collaborations with market-leading pharmaceutical companies who are applying our TransCon technologies to build a pipeline of sustained-release prodrug product candidates. These include collaborations with Genentech in the field of ophthalmology and Sanofi in the field of diabetes. We are eligible to receive up to an aggregate of €200 million in development and regulatory milestone payments for products currently being developed under our collaboration agreements, as well as sales-based milestone payments and royalties on future net sales of such products.

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

Strategic Collaboration with Sanofi

In December 2010, we entered into a strategic collaboration agreement with Sanofi under which we assigned to Sanofi certain diabetes-related patent rights, and granted to Sanofi an exclusive, worldwide, royalty-free license to research, develop, make and commercialize (1) products based on the TransCon technologies and any combination of glucagon-like-peptide-1, or GLP-1, glucagon and insulin to treat any diseases in humans or animals, or (2) any other product developed by Sanofi incorporating our TransCon technologies, other technology covered by the assigned patents or other improvements to our TransCon technologies or the foregoing products, to treat diabetes in humans or animals. During the term of the agreement, we are prohibited from engaging in any research, development or commercialization activities related to certain specified products. In addition, we granted Sanofi a non-exclusive, royalty-free license to research, develop, manufacture and commercialize products other than those based on the TransCon technologies and any combination of GLP-1, glucagon and insulin that are developed by Sanofi incorporating our TransCon technologies, other technology covered by the assigned patents or other improvements to our TransCon technologies or the foregoing products for the treatment of certain diabetes-related metabolic disorders and obesity in humans and animals, so long as, for any such products that are peptides, Sanofi first develops them for diabetes or obesity in humans and the first application for regulatory approval for such products is for diabetes or obesity in humans in a major country, and for any such products that are not peptides, Sanofi first develops such products for diabetes in humans and animals and the first application for marketing approval is for diabetes in humans in a major country. This license will become exclusive, on a peptide-by-peptide basis, for any licensed product containing a peptide that is non-proprietary to Sanofi and is designated by Sanofi if certain specified conditions are met. Under the agreement, Sanofi has granted us a non-exclusive, royalty-free license (with the right to grant sublicenses) under Sanofi’s rights in any improvements generated in connection with the collaboration, to research, develop, make or commercialize products outside the scope of the collaboration and outside the field of diabetes.

In consideration for these licenses to the TransCon technologies and as payment for the assignment of specific diabetes-related product patents, Sanofi provided an aggregate of €25 million in non-refundable, up-front payments to us. Sanofi also committed to fund our development activities for a fixed amount over the first three years of the collaboration, in accordance with an agreed upon development plan. For the first two products developed under the Sanofi collaboration, we are also eligible to receive up to an aggregate of €170 million upon Sanofi’s achievement of specified clinical development and regulatory approval milestones and up to an aggregate of €100 million upon Sanofi’s achievement of certain sales-related milestones.

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

Genentech: TransCon anti-VEGF

Overview and Market Opportunity

TransCon anti-VEGF is a novel compound designed to support up to half-yearly injection of anti-VEGF. Anti-VEGF, also known as anti-vascular endothelial growth factor, therapy currently requires periodic intravitreal injections, or injections into the back of the eye. Lucentis ® is the first anti-VEGF indicated for neovascular wet age-related macular degeneration, macular edema following retinal vein occlusion and diabetic macular edema and has been transformative in the treatment of these diseases. Prior to the introduction of Lucentis ®, most patients experienced progressive and inevitable vision loss. Now patients routinely gain back significant vision and maintain those gains for several years. By working together with Genentech and combining the TransCon technologies with anti-VEGF, we seek to continue to lead innovation in this therapeutic category by significantly reducing the injection frequency and associated patient burden.

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

Our Solution: TransCon anti-VEGF

Our approach provides a unique opportunity to reduce the frequency of intravitreal injections while enabling the predictable release of an active parent drug from our biodegradable carrier system. We believe our TransCon technologies may enable intravitreal delivery of a variety of molecules, including small molecules, peptides and proteins. Our precise, predictable release of the unmodified drug within the vitreous chamber may maintain therapeutic levels of drug with up to half-yearly administration.

TransCon anti-VEGF is a novel prodrug designed to support up to half-yearly administration frequency, and to provide the same or improved efficacy compared to current intravitreal anti-VEGF injections. Genentech is currently evaluating the safety of various TransCon anti-VEGF prodrug candidates for intravitreal administration.

Strategic Collaboration with Genentech

In July 2013, we entered into a strategic collaboration agreement with Genentech and Roche, referred to collectively as Genentech, under which we granted Genentech an exclusive, worldwide royalty-bearing license to make, use and commercialize products based on the TransCon technologies and any therapeutic or prophylactic compound, other than GLP-1, glucagon and/or insulin, for the treatment and/or prevention of any disease, condition or disorder of the eye, other than diabetic retinopathy. We also granted to Genentech a worldwide, non-exclusive, royalty-bearing license to make, use and commercialize such products to treat diabetic retinopathy. Under the agreement, we are prohibited from conducting, or granting rights to third parties to conduct in connection with any generic version of licensed products, any research, development or commercialization of the licensed intellectual property and technology rights for use in treatment or prevention of any ophthalmic condition or disorder, or for diabetic retinopathy, subject to certain exceptions and conditions. In addition, during the term of the agreement, we are prohibited from developing or commercializing any licensed product that contains a compound that is either proprietary to Genentech and that is the subject of active research and development efforts or subject to payment obligations under the agreement, or for a specified time period, that is one of a group of compounds commercialized and designated by Genentech, in each case for uses other than the treatment or prevention of any ophthalmic condition or disorder, or diabetic retinopathy. Under the agreement, we own any inventions made by either party solely relating to our TransCon technologies under the collaboration. Further, we received a non-exclusive, royalty-free license (with the right to grant sublicenses) under Genentech’s rights in any process invention or joint invention generated in connection with the collaboration, to make, use or sell products (other than glucagon product, GLP-1 product and insulin product) outside the field of treatment and/or prevention of any disease, condition or disorder of the eye.

In consideration for these licenses, Genentech paid us a non-refundable up-front technology license fee of $20 million (~€15 million), and we are eligible to receive milestone payments upon Genentech’s achievement of specified development milestones and upon the achievement of the first commercial sale in certain specified markets. For each therapeutic or prophylactic compound containing (i) our TransCon technologies licensed under this agreement and (ii) ranibizumab, the milestone payments shall not exceed $100 million (~€75 million), and for each such compound not containing ranibizumab, the milestone payments under this agreement shall not exceed $80 million (~€60 million). For products commercialized under this agreement, we are also eligible to receive tiered royalties on net sales, subject to customary reductions and offsets. For therapeutic or prophylactic compounds containing ranibizumab, these tiered royalties are at percentages in the mid-single digits but not exceeding the low-teen digits and, for other therapeutic or prophylactic compounds not containing ranibizumab, these tiered royalties are at percentages in the mid-single digit range. Genentech also provides funding for our research and development activities under an agreed-upon plan.

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

Strategic Investment

VISEN Pharmaceuticals

In November 2018, we announced the formation of VISEN Pharmaceuticals, or Visen, a company established to develop and commercialize our endocrinology rare disease therapies in the People’s Republic of China, Hong Kong, Macau, and Taiwan, or Greater China. In connection with the formation of Visen, we granted Visen exclusive rights to develop and commercialize certain product candidates based on our proprietary TransCon technologies, including TransCon hGH, TransCon PTH and TransCon CNP, in Greater China for use in all human indications, subject to certain exceptions. As consideration for the rights granted to Visen, we received 50% ownership in the outstanding shares of Visen and concurrently with the rights we granted to Visen, entities affiliated with Vivo Capital and Sofinnova Ventures purchased shares in Visen for an aggregate purchase price of $40 million in cash.

Market Opportunity in China

China is the second largest pharmaceutical market in the world after the United States and represents one of the fastest growing pharmaceutical markets worldwide. In recent years, the Chinese government has initiated a number of regulatory reforms that are expected to accelerate drug development, as well as drive growth and demand for new therapeutics in China. In addition to joining an international organization that standardizes regulations for clinical development, the National Medical Products Administration (NMPA) has introduced initiatives such as fast track review for drugs for unmet medical needs and adopted new rules that streamline the drug approval process in China for global companies.

We believe Visen supports our strategy to extend our endocrinology rare disease portfolio globally and establish a presence in China in partnership with collaborators who have significant experience and knowledge of the biopharmaceutical opportunity in China. In part because Visen was established in China, we believe Visen will be able to effectively develop and, if approved, market our innovative technologies to address the needs of the local markets in Greater China.

Rights Agreements

Under the Rights Agreements, Visen must use diligent efforts to develop and commercialize licensed products in Greater China. Additionally, we and Visen will conduct certain research and development activities allocated to the respective party under a research and technical development plan, and Visen will reimburse us for costs of conducting such activities, including costs of our personnel committed to performing such activities in Greater China.

We will provide product supply to Visen for use in conducting clinical trials in Greater China pursuant to separate clinical supply agreements entered into concurrently with the Rights Agreements in accordance with the terms and conditions set forth therein. Additionally, we and Visen will negotiate in good faith the terms and conditions governing commercial supply of licensed product to Visen on the terms and conditions set forth in the Rights Agreements.

Under the Rights Agreements, we agreed not to research, develop, or commercialize competing products in Greater China, and Visen agreed not to grant certain rights under its interest in any inventions or intellectual property arising out of the activities conducted under the Rights Agreements to third parties, in each case, under the terms and conditions specified in the Rights Agreements. We will have the right to exploit inventions and intellectual property arising out of the activities conducted under the Rights Agreements outside of Greater China. Additionally, we granted Visen a right of first negotiation to develop and commercialize certain of its endocrinology products in Greater China.

The Rights Agreements continue in effect for as long as a valid claim of a licensed patent exists in Greater China. Visen may terminate a Rights Agreement for convenience, for uncured material breach by us of a Rights Agreement and for our bankruptcy or insolvency-related events. We may terminate a Rights Agreement for certain specified material breaches thereof by Visen, in the event Visen undergoes a change of control in favor of a competitor, if Visen challenges the validity of any of the licensed patents and for Visen’s bankruptcy or insolvency-related events.

Shareholders Agreement

In connection with the formation of Visen, on November 7, 2018, we entered into a Shareholders Agreement (the “Shareholders Agreement”) providing for certain rights and obligations of Visen and its shareholders. Pursuant to the Shareholders Agreement, Visen and the Visen shareholders agreed to certain negotiated information and inspection rights, rights relating to registration of shares held by shareholders, pro rata rights to participate in future offerings by Visen of certain securities of Visen subject to certain limited exceptions, drag along provisions relating to a change of control of Visen, rights of first refusal and co-sale with respect to proposed sales (if any) by shareholders of Visen (including sales by us).

Pursuant to the Shareholders Agreement, we have the right to designate an individual for election to the board of directors of Visen and Visen has agreed that certain specified events (including a certain liquidation events) shall require the approval of (i) shareholders of Visen holding at least 60% of Visen’s Series A preferred shares and/or (ii) certain members of the board of directors. Under the Shareholders Agreement and in connection with the formation of Visen, we have agreed to refrain from carrying out, or engaging in, the research, development, manufacture or commercialization of certain competing products in Greater China.

The Shareholders Agreement terminates by written agreement between us and an entity affiliated with Vivo Capital, and automatically terminates upon the dissolution of Visen. In addition, holders of a specified percentage of Series A preferred shares in Visen can terminate the Shareholders Agreement by written notice to Visen upon the occurrence of certain events set forth in the Shareholders Agreement.

Manufacturing

As we do not maintain the capability to manufacture finished drug products, we utilize contract manufacturers to manufacture finished drug product of our proprietary TransCon product candidates intended for clinical or commercial use. We source starting materials for our manufacturing activities from one or more suppliers. For the starting materials necessary for our proprietary TransCon product candidate development, we have agreements for the supply of such starting materials with drug manufacturers or suppliers that we believe have sufficient capacity to meet our demands. However, from time to time, we source critical raw materials and services from one or a limited number of suppliers and there is a risk that if such supply or services were interrupted, it would materially harm our business. In addition, we typically order raw materials and services on a purchase order basis and do not enter into long-term dedicated capacity or minimum supply arrangements. We utilize the services of contract manufacturers to manufacture drug substance required for later phases of clinical development and eventual commercialization for us under all applicable laws and regulations.

We have analytical and process development capabilities in our own facility. We generally perform analytical and process development for our proprietary TransCon product candidates internally and manufacture internally our TransCon product candidates necessary to conduct the non-GLP preclinical studies thereof. However, we occasionally outsource the manufacture of research and development-stage TransCon product candidates. Occasionally our collaboration partners may manufacture the research and development-stage TransCon product candidates for which they are licensed. Each of our collaboration partners have granted us rights that enable us to freely commercialize all improvements to the TransCon prodrug technologies and manufacturing process developed by our collaboration partners outside of the fields of use and/or territories (as applicable) licensed to such collaboration partners under the relevant collaboration agreements with such partners.

We do not have, and we do not currently plan to acquire or develop, the facilities or capabilities to manufacture bulk drug substance or filled drug product for use in human clinical trials. We rely on third-party manufacturers to produce the bulk drug substances required for our clinical trials and expect to continue to rely on third parties to manufacture and test clinical trial drug supplies for the foreseeable future.

Our contract suppliers manufacture drug substance and finished drug product for our TransCon product candidates for clinical trial use in compliance with cGMP and applicable local regulations. cGMP regulations include requirements relating to organization of personnel; buildings and facilities; equipment; control of components and drug product containers and closures; production and process controls; packaging and labeling controls; holding and distribution; laboratory controls; records and reports; and returned or salvaged products. The manufacturing facilities for our products must be in compliance with cGMP requirements, and for device and device components, the Quality System Regulation, or QSR, requirements, before any product is approved. We ensure cGMP compliance of our suppliers through regular quality inspections performed by our Quality Assurance group. Our third-party manufacturers may also be subject to periodic inspections of facilities by the FDA, the Competent Authorities of the Member States of the European Economic Area (EEA, comprising the 28 Member States of the European Union plus Norway, Iceland and Liechtenstein), and other authorities, including reviews of procedures and operations used in the testing and manufacture of our products to assess our compliance with applicable regulations. Failure to comply with statutory and regulatory requirements subjects a manufacturer to possible legal or regulatory action, including warning letters, the seizure or recall of products, injunctions, consent decrees placing significant restrictions on or suspending manufacturing operations and civil and criminal penalties. These actions could have a material impact on the availability of our products. In addition, contract manufacturers often encounter difficulties involving production yields, quality control and quality assurance, as well as shortages of qualified personnel.

We also contract with additional third parties for the filling, labeling, packaging, testing, storage and distribution of our TransCon product candidates. We employ personnel with the significant scientific, technical, production, quality and project management experience required to oversee our network of third-party suppliers and to manage manufacturing, quality data and information for regulatory compliance purposes.

NOF Manufacturing and Supply Agreement

On December 21, 2017, we entered into a multi-year Manufacturing and Supply Agreement (the “NOF Agreement”) with NOF Corporation (“NOF”). Under the NOF Agreement, NOF has agreed to manufacture and supply the mPEG Linker (the “NOF Product”) for our TransCon hGH product candidate. We have agreed to purchase certain quantities of NOF Product. We may purchase NOF Product from other manufacturers and are not obligated to purchase NOF Product from NOF, other than certain quantities that have been forecasted by us in accordance with a mandatory rolling forecast that we must deliver to NOF from time to time.

The NOF Agreement is effective as of December 21, 2017. The initial term of the NOF Agreement terminates on December 31, 2025 unless earlier terminated. The parties may extend the initial term of NOF Agreement pursuant to a written agreement until five years following the finalization of NOF’s capacity expansion. After the expiration of the initial term of the NOF Agreement, the NOF Agreement continues until it is terminated. The NOF Agreement may be terminated (i) by either party for the other party’s assignment for the benefit of creditors, insolvency, bankruptcy, liquidation, dissolution, or the taking of any action by the other party under an act for relief from creditors, (ii) by either party for the other party’s uncured material breach, (iii) by us after the initial term of the NOF Agreement with one year written notice, or (iv) by mutual agreement of the parties. In addition, the NOF Agreement may be terminated by us in the event of a change of fifty percent or more of the direct or indirect ownership of NOF or manufacturing facilities relevant to the NOF Agreement, if such ownership goes to a third party materially involved in the treatment of growth related disorders in humans. The NOF Agreement may also be terminated by either party for a continuing event of force majeure.

The NOF Agreement contains, among other provisions customary representations and warranties by us and NOF, grants certain limited license rights related to either party’s intellectual property in connection with the manufacturing and supply of NOF Product, provides for certain indemnification rights in favor of both parties and customary confidentiality provisions.

Carbogen Manufacturing and Supply Agreement

On October 26, 2018, we entered into a multi-year Manufacturing and Supply Agreement (the “Carbogen Agreement”) with Carbogen Amcis AG (“Carbogen”). Under the Carbogen Agreement, Carbogen has agreed to manufacture and supply the C13 Linker (the “Carbogen Product”) for our TransCon hGH product candidate. We may purchase C13 Linker from other manufacturers and are not obligated to purchase Carbogen Product from Carbogen, other than certain quantities that have been forecasted by us in accordance with a mandatory rolling forecast that we must deliver to Carbogen from time to time.

The Carbogen Agreement is effective as of October 26, 2018. The initial term of the Carbogen Agreement expires five years after the first commercial launch of our TransCon hGH product candidate (the “Carbogen Initial Term”) unless earlier terminated. After the expiration of the Carbogen Initial Term of the Carbogen Agreement, the Carbogen Agreement continues until it is terminated. The Carbogen Agreement may be terminated (i) by either party for the other party’s assignment of the Carbogen Agreement for the benefit of creditors, insolvency, bankruptcy, dissolution, or taking of any action under an act for relief from creditors, (ii) by either party for the other party’s uncured material breach, (iii) by us after the Carbogen Initial Term of the Carbogen Agreement with one year written notice, (iv) by Carbogen after the Carbogen Initial Term of the Carbogen Agreement with four years written notice (subject to Carbogen’s technology transfer obligation to an alternate supplier) or (iv) by mutual agreement of the parties. In addition, the Carbogen Agreement may be terminated by us in the event of a change of fifty percent or more of the direct or indirect ownership of Carbogen, if such ownership goes to a third party materially involved in the treatment of growth-related disorders in humans. The Carbogen Agreement may also be terminated by either party for a continuing event of force majeure.

The Carbogen Agreement contains, among other provisions, certain representations and warranties by us and Carbogen, grants certain rights to intellectual property relating to, or inventions made in connection with, the manufacturing and supply of Carbogen Product, provides for certain indemnification rights in favor of both parties and includes confidentiality provisions.

Philips Medisize (formerly B&O Medicom and Medicom Innovation Partner)

On January 12, 2017, we entered into a multi-year Manufacturing and Supply Agreement (the “Medicom Agreement”) with Medicom Innovation Partner (“Medicom”). Under the Medicom Agreement, Medicom has agreed to exclusively manufacture and supply the auto injector injection device (the “Medicom Product”) for our TransCon hGH product candidate. We are obligated to purchase certain quantities that have been forecasted by us in accordance with a mandatory rolling forecast that we must deliver to Medicom from time to time.

The Medicom Agreement is effective as of January 12, 2017. The term of the Medicom Agreement terminates on June 30, 2025 (“Initial Term”) unless earlier terminated or unless extended unilaterally by us, with notice of extension to be given no later than June 30, 2024, by five years until June 30, 2030 (“Extended Term”) after which date it shall continue indefinitely unless terminated. The Medicom Agreement may be terminated (i) by either party for the other party’s bankruptcy or insolvency-related events, (ii) by either party for the other party’s uncured material breach, (iii) by us by not extending the Initial Term into the Extended Term, (iv) by Medicom after the Extended Term of the Medicom Agreement with two year’s advance written notice or by us after the Extended Term of the Medicom Agreement with one year’s advance notice, or (v) by Medicom if we purchase less than an agreed volume of the Medicom Product (provided that we may avoid such termination by paying Medicom’s lost profits up to such agreed minimum volume). In addition, the Medicom Agreement may be terminated by us in the event of a change of control of Medicom, if such control goes to a third party materially involved in the treatment of certain defined endocrinology disorders in humans. In all events of termination Medicom is obligated to support a tech transfer of manufacture of Medicom Product to an alternate supplier.

The Medicom Agreement contains, among other provisions certain representations and warranties by us and Medicom, grants certain limited license rights related to either party’s intellectual property in connection with the manufacturing and supply of Medicom Product, provides for certain indemnification rights in favor of both parties and includes confidentiality provisions.

Vetter Pharma International GmbH

On December 14, 2018, we entered into a multi-year Supply Agreement (the “Vetter Agreement”) with Vetter Pharma International (“Vetter”). Under the Vetter Agreement, Vetter has agreed to manufacture and fill-and-finish drug product in dual-chamber cartridges (the “Ascendis Product”) for our TransCon hGH product candidate. Vetter has agreed to supply in accordance with a long-term forecast in addition to a rolling forecast with a binding part that we must deliver to Vetter from time to time.

The Vetter Agreement is effective as of January 1, 2019. The term of the Vetter Agreement expires on the five-year anniversary of the date of first regulatory approval of the TransCon hGH product (the “Initial Term”) after which term it shall be automatically renewed for subsequent two-year terms unless terminated. The Vetter Agreement may be terminated (i) by either party for the other party’s uncured material breach, including certain enumerated events constituting material breach such as bankruptcy or insolvency-related events, (ii) by us with two years’ notice, with effect no earlier than two years after expiry of the Initial Term or (iii) by either party if the other party is taken over by our or a Vetter competitor, as applicable.

The Vetter Agreement contains, among other provisions, certain representations and warranties by us and Vetter, grants certain limited license rights in connection with Vetter’s manufacturing and supply, and our sale, distribution and other use, of Ascendis Product, provides for certain indemnification rights in favor of both parties and includes confidentiality provisions.

Fujifilm Commercial Supply Agreement

On January 9, 2019, we entered into a multi-year Commercial Supply Agreement (the “Fujifilm Agreement”) with Fujifilm Diosynth Biotechnologies UK Ltd. (“Fujifilm”). Under the Fujifilm Agreement, Fujifilm has agreed to manufacture and supply TransCon hGH Drug Substance (the “Fujifilm Product”) for our TransCon hGH product candidate. We may purchase TransCon hGH Drug Substance from other manufacturers and are not obligated to purchase Fujifilm Product from Fujifilm, other than a total of 6 batches each year in 2020 and 2021.

The Fujifilm Agreement is effective as of January 9, 2019. The initial term of the Fujifilm Agreement expires on December 31 in the year of the five year anniversary of the first commercial sale of our TransCon hGH product candidate (the “Fujifilm Initial Term”) unless earlier terminated. After the expiration of the Fujifilm Initial Term of the Fujifilm Agreement, the Fujifilm Agreement continues until it is terminated. The Fujifilm Agreement may be terminated (i) by either party for the other party’s bankruptcy or insolvency-related events, (ii) by either party for the other party’s uncured material breach or material breach that is not capable of remedy, (iii) by us after the Fujifilm Initial Term of the Fujifilm Agreement with two years written notice, or (iv) by Fujifilm after the Fujifilm Initial Term of the Fujifilm Agreement with five years written notice. We are entitled to terminate the Fujifilm Agreement with regards to the manufacture of recombinant hGH after one year following launch with two years written notice. In addition, the Fujifilm Agreement may be terminated by us in the event of a change in control of Fujifilm, where the new controlling entity is our competitor. The Fujifilm Agreement may also be terminated by either party for a continuing event of force majeure.

The Fujifilm Agreement contains, among other provisions, certain warranties by us and Fujifilm, grants certain limited license rights related to either party’s intellectual property in connection with the manufacturing and supply of Fujifilm Product, provides for certain indemnification rights in favor of both parties and includes confidentiality provisions.

Competition

The pharmaceutical industry is very competitive and subject to rapid and significant innovation. Our potential competitors include major multinational pharmaceutical companies, established biotechnology companies, specialty pharmaceutical and generic drug companies, universities, and other research institutions. Many of our competitors have greater resources, as well as larger research and development functions and more experienced marketing and manufacturing organizations. As a result, these companies may obtain regulatory approval more rapidly than we are able to and may be more effective in selling and marketing their products.

Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies. Our competitors may succeed in developing, acquiring or licensing technologies and drug products that are superior to, or more effectively marketed than, the product candidates that we are currently developing or that we may develop, which could render our products obsolete and noncompetitive. For additional information regarding the companies that may be competitive with our product candidates currently in development, please see the descriptions of our current product candidates included above under the caption “TransCon Product Candidates.”

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

We are aware that other companies are developing or evaluating enhanced drug delivery and sustained release technologies, which may be competitive with our TransCon technologies. In particular, we believe Nektar Therapeutics, OPKO Health, Inc., ProLynx LLC and Serina Therapeutics, Inc. are developing technology platforms in the areas of enhanced drug delivery and reversible linkers that may be competitive with our TransCon technologies. We also expect that technological developments will occur at a rapid rate and that competition is likely to intensify as various enhanced delivery and sustained released technologies may achieve similar advantages.

For more information about our revenue and where we compete, please see Note 4 to our audited consolidated financial statements included in Item 18 of this annual report.

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

As of December 31, 2018, we own a total of 64 patent families, of which 17 are currently in their priority year or international phase and we own several granted patents in the United States (24), Europe (8), Australia (22), Canada (9), China (7), Israel (9), Korea (2), Malaysia (2), New Zealand (4), Japan (15), Mexico (9), Singapore (5), Russia (5) and South Africa (12) and have approximately 283 pending national/regional applications in a total of 19 jurisdictions (excluding the member states of the European Patent Convention in which our European patents were validated).

So far none of our granted patents has been subject to opposition proceedings, appeals or similar actions aiming at revoking or restricting the scope of a granted patent.

The patent portfolios for the fields containing our most advanced product candidates as of December 31, 2018 are summarized below and the expected expiration dates included in the summary below do not give effect to patent term extensions that may be available.

TransCon hGH

Our patent portfolio related to TransCon hGH includes six patent families relating to different aspects of TransCon hGH and an additional nine patent families covering various aspects of the auto-injector device for administration of TransCon hGH. The first of these patent families is a composition of matter patent family directed to the particular stoichiometry of TransCon hGH and a related TransCon carrier. As of December 31, 2018, this patent family included patents granted in Europe and the United States and a patent application in Europe. We expect any patents granted in this patent family to expire in October 2024.

The second of these patent families is a composition of matter patent family directed to a TransCon linker used in TransCon hGH. As of December 31, 2018, this patent family included patents granted in the United States, Australia, Canada, Japan and Mexico and included patent applications in Europe, the United States, and Brazil. We expect any patents granted in this patent family to expire in March 2025.

The third of these patent families is a composition of matter patent family directed to a broad class of TransCon hGH lead candidate structures. As of December 31, 2018, this patent family included patents granted in the United States, Europe, Australia, Canada, China, Israel, India, Japan, Mexico, Russia and South Africa and included patent applications in Europe, the United States, Brazil, Canada, India, Japan, Mexico and Russia. We expect any patents granted in this patent family to expire in April 2029.

The fourth of these patent families is a composition of matter patent family directed to specific dry pharmaceutical compositions comprising TransCon hGH. As of December 31, 2018, this patent family included patents granted in the United States, Europe, Australia, Israel, Mexico, Singapore and South Africa and included patent applications in the United States, Brazil, Canada, China and India. We expect any patents granted in this patent family to expire in December 2030.

The fifth of these patent families is a composition of matter patent family directed to a broad class of TransCon hGH lead candidate structures. As of December 31, 2018, this patent family included a patent granted in South Africa and patent applications in the United States, Europe, Australia, Brazil, Canada, Israel, Japan, South Korea, Mexico, New Zealand, Russia and Singapore. We expect any patents granted in this patent family to expire in November 2035.

The sixth of these patent families is directed to a particular dosage regimen for long-acting growth hormone formulations. As of December 31, 2018, this patent family included patent applications in the United States and in Europe. We expect any patents granted in this patent family to expire in November 2035.

Two of the nine patent families covering the auto-injector device consist of an international patent application as of December 31, 2018. As of December 31, 2018, each of the other seven patent families included patent applications in the United States, Europe, Australia, Canada, Japan and New Zealand.

TransCon PTH

Our patent portfolio related to TransCon PTH includes six patent families relating to different aspects of TransCon PTH. The first of these patent families is a composition of matter patent family directed to the TransCon linker used in TransCon PTH. As of December 31, 2018, this patent family included granted patents in the United States, Australia, Canada, China, Israel, Japan, Mexico and South Africa and included patent applications in Europe, the United States, the United Arab Emirates, Brazil and Russia. We expect any patents granted in this family to expire in January 2029.

The second of these patent families is a composition of matter patent family directed to a broad class of TransCon PTH candidate structures. As of December 31, 2018, this patent family included patent applications in the United States, Europe, Australia, Brazil, Canada, China, Indonesia, Israel, India, Japan, South Korea, Mexico, Malaysia, New Zealand, Russia, Singapore, Thailand and South Africa. We expect any patents granted in this patent family to expire in February 2037.

The third and fourth of these patent families are method of treatment patent families directed to a particular dosage regimen. As of December 31, 2018, these patent families consist of an international patent application. We expect any patents granted in this patent family to expire in September 2037.

The fifth of these patent families is a composition of matter family directed to PTH compounds exhibiting a beneficial pharmacokinetic profile. As of December 31, 2018, this patent family consists of an international patent application. We expect any patents granted in this patent family to expire in September 2037.

The sixth patent family relates to a starting dose for treatment with reversible PTH conjugates. As of December 31, 2018, this patent family consists of an EP priority application. We expect any patents granted from this patent family to expire in May 2039.

TransCon CNP

Our patent portfolio related to TransCon CNP includes ten patent families relating to different aspects of TransCon CNP. The first of these patent families is a composition of matter patent family directed to the particular stoichiometry of TransCon CNP and a related TransCon carrier. As of December 31, 2018, this patent family included patents granted in Europe and the United States and a patent application in Europe. We expect any patents granted in this patent family to expire in October 2024.

The second of these patent families is a composition of matter patent family directed to the TransCon linker used in TransCon CNP. As of December 31, 2018, this patent family included granted patents in the United States, Australia, Canada, China, Israel, Japan, Mexico and South Africa and included patent applications in Europe, the United States, the United Arab Emirates, Brazil, Mexico and Russia. We expect any patents granted in this family to expire in January 2029.

The third of these patent families is a composition of matter patent family directed to a broad class of TransCon CNP candidate structures. As of December 31, 2018, this patent family included patent applications in the United States, Europe, Australia, Brazil, Canada, China, Israel, India, Japan, South Korea, Mexico, Malaysia, New Zealand, Russia, Singapore, Thailand and South Africa. We expect any patents granted in this patent family to expire in January 2036.

The fourth to the ninth patent family are composition of matter patent families directed various CNP compounds having beneficial properties. As of December 31, 2018, the first one of these six patent families included patent applications in the United States, Europe, Australia, Canada, Japan, Mexico, New Zealand and South Africa. As of December 31, 2018, the second one included patent applications in the United States, Europe, Australia, Canada, Japan, New Zealand and South Africa. As of December 31, 2018, the third one included patent applications in the United States, Europe, Australia, Brazil, Canada, China, Indonesia, Israel, India, Japan, South Korea, Mexico, Malaysia, New Zealand, Singapore and South Africa. As of December 31, 2018, the fourth one included patent applications in the United States, Europe, Australia, Canada, Israel and New Zealand. As of December 31, 2018, the

fifth one included patent application in the United States, Europe, Australia, Brazil, Canada, China, Israel, South Korea, New Zealand and Singapore. As of December 31, 2018, the sixth one included patent applications in the United States, Europe, Australia, Canada, Israel and New Zealand. We expect any patents granted in this patent family to expire in January 2037.

The tenth patent family covers a combination therapy of TransCon CNP. As of December 31, 2018, this patent family consists of an international patent application. We expect any patents granted from this patent family to expire in September 2037.

Field of Diabetes

In the field of diabetes, our patent portfolio related to TransCon product candidates under development with our collaboration partner, Sanofi, includes four product-specific patent families previously sold to Sanofi and four technology-patent families owned by us and out-licensed to Sanofi. The first patent family owned by us is referred to as our AP006 patent family and this patent family is a composition of matter patent family broadly directed to one of our TransCon linkers. This patent family relates to our TransCon technologies and product candidates in the diabetes and ocular fields, among others. As of December 31, 2018, this patent family included patents granted in the United States, Australia, Canada, China, Israel, Japan, Mexico and South Africa and included patent applications in Europe, the United States, the United Arab Emirates, Brazil, Mexico and Russia. We expect any patents granted in this patent family to expire in January 2029.

The second patent family owned by us is referred to as our AP003 patent family and this patent family is a combination of a composition of matter and a process patent family directed to particular TransCon hydrogels. This patent family relates to our TransCon technologies and product candidates in the diabetes field. As of December 31, 2018, this patent family included three patents granted in the United States and included patent applications in Europe. We expect any patents granted in this patent family to expire in October 2024.

The third patent family is a composition of matter patent family also directed to a PEG-based hydrogel comprising certain backbone and crosslinker structures. As of December 31, 2018, this patent family included patents granted in Australia, Canada, China, Israel, Japan, South Korea, Mexico, Malaysia, New Zealand, Russia, Singapore and South Africa, and included patent applications in Europe, the United States, Brazil, Indonesia, India and Thailand. We expect any patents granted in this patent family to expire in July 2030.

The fourth patent family owned by us is referred to as our AP019 patent family and this patent family is a process patent family directed to the sterilization of TransCon hydrogels. As of December 31, 2018, this patent family included patents granted in the United States, Europe, Australia, Canada, China, Indonesia, Israel, India, Japan, South Korea, Mexico, Malaysia, New Zealand, Russia, Singapore and South Africa, and included patent applications in Brazil and Thailand. We expect any patents granted in this patent family to expire in October 2030.

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

The first patent family is a composition of matter patent family directed to the general concept of using hydrogel prodrugs for the treatment of ocular diseases. As of December 31, 2018, this patent family included granted patents in Australia, New Zealand and South Africa and included patent applications in Europe, the United States, Brazil, Canada, Israel, South Korea, Mexico and Malaysia. We expect any patents granted in this patent family to expire in October 2032.

The second patent family, which is exclusively out-licensed to Genentech, is a composition of matter patent family directed to a broad class of TransCon prodrugs of vascular endothelial growth factor neutralizing drugs. As of December 31, 2018, this patent family included granted patents in Australia, New Zealand, Russia, Singapore and South Africa and included patent applications in Europe, the United States, Brazil, Canada, Israel, Japan, South Korea, Mexico and Malaysia. We expect any patents granted in this patent family to expire in October 2033.

TransCon Technologies

Our patent portfolio also includes patents and patent applications generally relating to our TransCon technologies, including TransCon linkers, TransCon carriers and certain soluble conjugates. We own an aggregate of ten patent families relating to TransCon linkers, the material components of which are described above. We own an aggregate of nine patent families relating to TransCon carriers, the material components of which are described above. Finally, we own a composition of matter patent family that is directed to soluble conjugates in which one drug molecule is connected to one TransCon carrier molecule. As of December 31, 2018, this patent family included patents in Europe and the United States and patent applications in Europe. We expect any patents granted in this patent family to expire in October 2024.

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

Government Regulation and Product Approval

Government authorities in the United States, at the federal, state and local level, and in other countries extensively regulate, among other things, the research, development, testing, manufacture, including any manufacturing changes, safety surveillance, efficacy, quality control, packaging, storage, recordkeeping, labeling, advertising, promotion, distribution, marketing, sale, import, export and the reporting of safety and other post-market information of pharmaceutical and medical device products such as those we are developing. A new drug must be approved by the FDA through the NDA process and a new biologic must be licensed by the FDA through the BLA process before it may be legally marketed in the United States. Similarly, new drugs and biologics must be approved by the EMA through the marketing authorization application, or MAA, process before they may be legally marketed in Europe. Our product candidates will be subject to similar requirements in other countries prior to marketing in those countries. The processes for obtaining regulatory approvals in the United States, the EEA and in foreign countries, along with subsequent compliance with appropriate federal, state, local and foreign statutes and regulations, require the expenditure of substantial time and resources.

U.S. Government Regulation

In the United States, we are subject to extensive regulation by the FDA, which regulates drugs under the Federal Food, Drug, and Cosmetic Act, or the FDCA, and in the case of biologics, also under the Public Health Service Act, or PHSA, and their implementing regulations, and other federal, state, and local regulatory authorities. The FDCA, PHSA and their implementing regulations set forth, among other things, requirements for the research, testing, development, manufacture, quality control, safety, effectiveness, approval, labeling, storage, record keeping, reporting, distribution, import, export, advertising and promotion of our products. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval, may subject an applicant to a variety of administrative or judicial sanctions, such as the FDA’s refusal to approve pending NDAs or BLAs, withdrawal of an approval, imposition of a clinical hold, issuance of warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties.

The process required by the FDA before a drug or biologic may be marketed in the United States generally involves the following:

•	completion of preclinical laboratory tests, animal studies and formulation studies in compliance with the FDA’s Good Laboratory Practice regulations;

•	submission to the FDA of an IND which must become effective before human clinical trials may begin;

•	approval by an independent institutional review board, or IRB, at each clinical site before each trial may be initiated;

•

performance of adequate and well-controlled human clinical trials in accordance with good clinical practice, or GCP, requirements to establish the safety and efficacy of the proposed drug or biological product for each indication;

•	submission to the FDA of an NDA or BLA;

•	satisfactory completion of an FDA advisory committee review, if applicable;

•

satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product is produced to assess compliance with current good manufacturing practice, or cGMP, requirements and to assure that the facilities, methods and controls are adequate to preserve the drug’s or biologic’s identity, strength, quality and purity; and

•	FDA review and approval of the NDA or BLA.

We are developing an auto-injector with Medicom Innovation Partner A/S to facilitate the administration of TransCon hGH by end-users. Typically, the FDA’s Office of Combination Products assigns a combination product to a specific Agency Center as the lead reviewer after an applicant submits a Request for a Designation. The FDA determines which Center will lead a product’s review based upon the product’s primary mode of action. Depending on the type of combination product, its approval, clearance or licensure may usually be obtained through the submission of a single marketing application. However, the FDA sometimes will require separate marketing applications for individual constituent parts of the combination product which may require additional time, effort, and information. Even when a single marketing application is required for a combination product, such as an NDA for a combination pharmaceutical and device product, both the FDA’s Center for Drug Evaluation and Research and the FDA’s Center for Devices and Radiological Health will participate in the review. An applicant will also need to discuss with the Agency how to apply certain premarket requirements and post-marketing regulatory requirements, including conduct of clinical trials, adverse event reporting and good manufacturing practices, to their combination product.

Preclinical Studies

Preclinical studies include laboratory evaluation of product chemistry, toxicity and formulation, as well as animal studies to assess potential safety and efficacy. An IND is a request for authorization from the FDA to administer an investigational pharmaceutical product to humans. An IND sponsor must submit the results of the preclinical tests, together with manufacturing information, analytical data and any available clinical data or literature, among other things, to the FDA as part of an IND. Some preclinical testing may continue even after the IND is submitted. An IND automatically becomes effective and a clinical trial proposed in the IND may begin 30 days after the FDA receives the IND, unless during this 30-day waiting period, the FDA raises concerns or questions related to one or more proposed clinical trials and places the clinical trial on a clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. As a result, submission of an IND may not result in the FDA allowing clinical trials to commence. The FDA may also impose clinical holds on a product candidate at any time before or during clinical trials due to safety concerns or non-compliance. If the FDA imposes a clinical hold, trials may not recommence without FDA authorization and then only under terms authorized by the FDA.

Clinical Trials

Clinical trials involve the administration of the investigational pharmaceutical product to human subjects under the supervision of qualified investigators in accordance with GCP requirements, which include the requirement that all research subjects provide their informed consent in writing for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the trial, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. An IRB at each institution participating in the clinical trial must review and approve the plan for any clinical trial before it commences at that institution. Information about certain clinical trials must be submitted within specific timeframes to the National Institutes of Health, or NIH, for public dissemination on their www.clinicaltrials.gov website.

Human clinical trials are typically conducted in three or four sequential phases, which may overlap or be combined:

•

phase 1: The product candidate is initially introduced into healthy human subjects or patients with the target disease or condition and tested for safety, dosage tolerance, absorption, metabolism, distribution, excretion and, if possible, to gain an early indication of its effectiveness.

•

phase 2: The product candidate is administered to a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.

•

phase 3: The product candidate is administered to an expanded patient population, generally at geographically dispersed clinical trial sites, in well-controlled clinical trials to generate enough data to statistically evaluate the efficacy and safety of the product for approval, to establish the overall risk-benefit profile of the product, and to provide adequate information for the labeling of the product.

•

phase 4: In some cases, the FDA may conditionally approve an NDA or BLA for a product candidate on the sponsor’s agreement to conduct additional clinical trials after NDA or BLA approval. In other cases, a sponsor may voluntarily conduct additional clinical trials post approval to gain more information about the drug or biologic. Such post approval trials are typically referred to as phase 4 clinical trials.

Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and more frequently if serious adverse events occur. Phase 1, phase 2 and phase 3 clinical trials may not be completed successfully within any specified period, or at all. Furthermore, the FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the product candidate has been associated with unexpected serious harm to patients. In addition, some clinical trials are overseen by an independent group of qualified experts organized by the sponsor, known as a data safety monitoring board or committee. Depending on its charter, this group may determine whether a trial may move forward at designated check points based on access to certain data from the trial.

During the development of a new drug or biologic, sponsors are given opportunities to meet with the FDA at certain points. These points may be prior to submission of an IND, at the end of Phase 2, and before an NDA or BLA is submitted. Meetings at other times may be requested. These meetings can provide an opportunity for the sponsor to share information about the data gathered to date, for the FDA to provide advice, and for the sponsor and the FDA to reach agreement on the next phase of development. Sponsors typically use the meetings at the end of the Phase 2 trial to discuss Phase 2 clinical results and present plans for the pivotal Phase 3 clinical trial that they believe will support approval of the new drug or biologic. Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the product and finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, the manufacturer must develop methods for testing the identity, strength, quality and purity of the final product. Additionally, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life. While the IND is active and before approval, progress reports summarizing the results of the clinical trials and nonclinical studies performed since the last progress report must be submitted at least annually to the FDA, and written IND safety reports must be submitted to the FDA and investigators for serious and unexpected suspected adverse events, findings from other studies suggesting a significant risk to humans exposed to the same or similar pharmaceutical products, findings from animal or in vitro testing suggesting a significant risk to humans, and any clinically important increased incidence of a serious suspected adverse reaction compared to that listed in the protocol or investigator brochure.

Marketing Approval

Assuming successful completion of the required clinical testing, the results of the preclinical and clinical studies, together with detailed information relating to the product’s chemistry, manufacture, controls and proposed labeling, among other things, are submitted to the FDA as part of an NDA or BLA requesting approval or licensure to market the product for one or more indications. In most cases, the submission of an NDA or BLA is subject to a substantial application user fee. Under the Prescription Drug User Fee Act guidelines that are currently in effect, the FDA has a goal of 10 months from the date of “filing” of a standard NDA for a new molecular entity or original BLA to review and act on the submission. This review typically takes 12 months from the date the NDA or BLA is submitted to the FDA because the FDA has sixty days to decide whether an application is accepted for filing, as described below.

In addition, under the Pediatric Research Equity Act of 2003 as amended and reauthorized, certain NDAs or BLAs or supplements to an NDA or BLA must contain data that are adequate to assess the safety and effectiveness of the drug or biologic for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults, or full or partial waivers from the pediatric data requirements.

The FDA also may require submission of a risk evaluation and mitigation strategy, or REMS, plan to ensure that the benefits of the drug outweigh its risks. The REMS plan could include medication guides, physician communication plans, assessment plans, and/or elements to assure safe use, such as restricted distribution methods, patient registries, or other risk minimization tools.

The FDA conducts a preliminary review of all NDAs and BLAs within the first 60 days after submission, before accepting them for filing, to determine whether they are sufficiently complete to permit substantive review. The FDA may request additional information rather than accept an NDA or BLA for filing. In this event, the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review. The FDA reviews an NDA to determine, among other things, whether the drug is safe and effective and whether the facility in which it is manufactured, processed, packaged or held meets standards designed to assure the product’s continued safety, quality and purity. The FDA reviews a BLA to determine, among other things whether the product is safe, pure and potent and the facility in which it is manufactured, processed, packed or held meets standards designed to assure the product’s continued safety, purity and potency.

The FDA may refer an application for a novel drug or biologic to an advisory committee. An advisory committee is a panel of independent experts, including clinicians and other scientific experts, that reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Before approving an NDA or BLA, the FDA typically will inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA or BLA, the FDA may inspect one or more clinical trial sites to assure compliance with GCP requirements.

The FDA generally accepts data from foreign clinical trials in support of an NDA or BLA if the trials were conducted under an IND. If a foreign clinical trial is not conducted under an IND, the FDA nevertheless may accept the data in support of an NDA or BLA if the study was conducted in accordance with GCP requirements and the FDA is able to validate the data through an on-site inspection, if deemed necessary. Although the FDA generally requests that marketing applications be supported by some data from domestic clinical studies, the FDA may accept foreign data as the sole basis for marketing approval if (1) the foreign data are applicable to the U.S. population and U.S. medical practice, (2) the studies were performed by clinical investigators with recognized competence, and (3) the data may be considered valid without the need for an on-site inspection or, if the FDA considers the inspection to be necessary, the FDA is able to validate the data through an on-site inspection or other appropriate means.

The testing and approval process for an NDA or BLA requires substantial time, effort and financial resources, and each may take several years to complete. Data obtained from preclinical and clinical testing are not always conclusive and may be susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. The FDA may not grant approval on a timely basis, or at all.

After evaluating the NDA or BLA and all related information, including the advisory committee recommendation, if any, and inspection reports regarding the manufacturing facilities and clinical trial sites, the FDA may issue an approval letter, or, in some cases, a complete response letter. A Complete Response Letter indicates that the review cycle of the application is complete and the application will not be approved in its present form. A Complete Response Letter usually describes the specific deficiencies in the NDA or BLA identified by the FDA and may require additional clinical data, such as an additional pivotal Phase 3 trial or other significant and time-consuming requirements related to clinical trials, nonclinical studies or manufacturing. If a Complete Response Letter is issued, the sponsor must resubmit the NDA or BLA, addressing all of the deficiencies identified in the letter, or withdraw the application. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval. If and when those conditions have been met to the FDA’s satisfaction, the FDA will typically issue an approval letter. An approval letter authorizes commercial marketing of the drug or biologic with specific prescribing information for specific indications.

Even if the FDA approves a product, it may limit the approved indications for use of the product, require that contraindications, warnings or precautions be included in the product labeling, require that post-approval studies, including phase 4 clinical trials, be conducted to further assess a product’s safety after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution and use restrictions or other risk management mechanisms under a REMS, which can materially affect the potential market and profitability of the product. The FDA may prevent or limit further marketing of a product based on the results of post-marketing studies or surveillance programs. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes, and additional labeling claims, are subject to further testing requirements and FDA review and approval.

Post-Approval Requirements

Drugs and biologics manufactured or distributed pursuant to FDA approvals and licenses are subject to pervasive and continuing regulation by the FDA and other government authorities, including, among other things, requirements relating to recordkeeping, periodic reporting, product sampling and distribution, advertising and promotion and reporting of adverse experiences with the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims are subject to prior FDA review and approval.

There also are continuing, annual program fee requirements for any marketed products.

The FDA may impose a number of post-approval requirements as a condition of approval of an NDA or BLA. For example, the FDA may require post-marketing testing, including phase 4 clinical trials, and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization.

In addition, drug and biologics manufacturers and other entities involved in the manufacture and distribution of approved drugs and biologics are required to register their establishments with the FDA and state authorities and are subject to periodic unannounced inspections by the FDA and these state authorities for compliance with cGMP requirements. Changes to the manufacturing process are strictly regulated and often require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP requirements and impose reporting and documentation requirements upon the sponsor and any third-party manufacturers that the sponsor may decide to use. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain cGMP compliance.

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

Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

•	fines, warning letters or holds on post-approval clinical trials;

•	refusal of the FDA to approve pending NDAs or BLAs or supplements to approved NDAs or BLAs, or suspension or revocation of product license approvals;

•	product seizure or detention, or refusal to permit the import or export of products; or

•	injunctions or the imposition of civil or criminal penalties.

The FDA strictly regulates marketing, labeling, advertising and promotion of products that are placed on the market. Drugs and biologics may be promoted only for the approved indications and in accordance with the provisions of the approved label. The FDA and other authorities actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability.

In addition, the distribution of prescription pharmaceutical products is subject to the Prescription Drug Marketing Act, or PDMA, which regulates the distribution of drugs and drug samples at the federal level and sets minimum standards for the registration and regulation of drug distributors by the states. Both the PDMA and state laws limit the distribution of prescription pharmaceutical product samples and impose requirements to ensure accountability in distribution.

Orphan Drug Designation

Under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biologic product intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States, or more than 200,000 individuals in the United States and for which there is no reasonable expectation that the cost of developing and making the product available in the United States for this type of disease or condition will be recovered from sales of the product in the United States. Orphan drug designation must be requested before submitting an NDA or BLA. After the FDA grants orphan drug designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. Orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages and user fee waivers. If a product that has orphan designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan drug exclusivity, which means that the FDA may not approve any other applications to market the same drug for the same indication for seven years from the date of such approval, except in limited circumstances, such as a showing of clinical superiority to the product with orphan exclusivity by means of greater effectiveness, greater safety, by providing a major contribution to patient care or in instances of drug supply issues. Competitors, however, may receive approval of either a different product for the same indication or the same product for a different indication that could be used “off label” by physicians in the orphan indication, even though the competitor’s product is not approved in the orphan indication. Orphan drug exclusivity also could block the approval of one of our products for seven years if a competitor obtains approval before we do of the same product, as defined by the FDA, for the same indication we are seeking, or if our product candidate is determined to be contained within the scope of the competitor’s product for the same indication or disease. If one of our products designated as an orphan drug receives marketing approval for an indication broader than that which is designated, it may not be entitled to orphan drug exclusivity.

Pediatric Exclusivity

Pediatric exclusivity is a type of non-patent exclusivity in the United States and, if granted, provides for the attachment of an additional six months of marketing protection to the term of any existing regulatory exclusivity, including the five-year and three-year non-patent and orphan exclusivity. This six-month exclusivity may be granted if an NDA or BLA sponsor submits pediatric data that fairly respond to a written request from the FDA for such data. The data do not need to show the product to be effective in the pediatric population studied; rather, if the clinical study is deemed to fairly respond to the FDA’s request, the additional protection is granted. If reports of FDA-requested pediatric studies are submitted to and accepted by the FDA within the statutory time limits, whatever statutory or regulatory periods of exclusivity or patent protection cover the product are extended by six months. This is not a patent term extension, but it effectively extends the regulatory period during which the FDA cannot approve another application relying on the NDA or BLA sponsor’s data.

Biosimilars and Exclusivity

The Affordable Care Act includes a subtitle called the Biologics Price Competition and Innovation Act of 2009, or BPCIA, which created an abbreviated approval pathway for biological products that are biosimilar to or interchangeable with an FDA-licensed reference biological product. To date, few biosimilars have been licensed under the BPCIA, although numerous biosimilars have been approved in Europe. The FDA has issued several guidance documents outlining an approach to review and approval of biosimilars. Biosimilarity, which requires that there be no clinically meaningful differences between the biological product and the reference product in terms of safety, purity, and potency, can be shown through analytical studies, animal studies, and a clinical study or studies. Interchangeability requires that a product is biosimilar to the reference product and the product must demonstrate that it can be expected to produce the same clinical results as the reference product in any given patient and, for products that are administered multiple times to an individual, the biologic and the reference biologic may be alternated or switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biologic. However, complexities associated with the larger, and often more complex, structures of biological products, as well as the processes by which such products are manufactured, pose significant hurdles to implementation of the abbreviated approval pathway that are still being addressed by the FDA.

Under the BPCIA, an application for a biosimilar product may not be submitted to the FDA until four years following the date that the reference product was first licensed by the FDA. In addition, the approval of a biosimilar product may not be made effective by the FDA until twelve years from the date on which the reference product was first licensed. During this twelve-year period of exclusivity, another company may still market a competing version of the reference product if the FDA approves a full BLA for the competing product containing the sponsor’s own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity and potency of their product. The BPCIA also created certain exclusivity periods for biosimilars approved as interchangeable products. At this juncture, it is unclear whether products deemed “interchangeable” by the FDA will, in fact, be readily substituted by pharmacies, which are governed by state pharmacy law.

The BPCIA is complex and continues to be interpreted and implemented by the FDA. In addition, recent government proposals have sought to reduce the twelve-year reference product exclusivity period. Other aspects of the BPCIA, some of which may impact the BPCIA exclusivity provisions, have also been the subject of recent litigation. As a result, the ultimate impact, implementation and meaning of the BPCIA is subject to significant uncertainty.

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

In addition, there has been a recent trend of increased federal and state regulation of payments made to physicians and other healthcare providers. The Affordable Care Act imposed, among other things, new annual reporting requirements for covered manufacturers for certain payments and “transfers of value” provided to physicians and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. Failure to submit timely, accurately and completely the required information for all payments, transfers of value and ownership or investment interests may result in civil monetary penalties of up to an aggregate of $169,170 per year and up to an aggregate of $1,127,799 per year for “knowing failures.” Covered manufacturers must submit reports by the 90th day of each subsequent calendar year. In addition, certain states require implementation of commercial compliance programs and compliance with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, impose restrictions on marketing practices, and/or tracking and reporting of marketing expenditures and pricing information as well as gifts, compensation and other remuneration or items of value provided to physicians and other healthcare professionals and entities.

Privacy and data security have become significant issues in the United States, Europe and in many other jurisdictions where we may in the future conduct our operations. As we receive, collect, process, use and store personal and confidential data, we are subject to diverse laws and regulations relating to data privacy and security, including, in the United States, HIPAA, and, in the European Union, the General Data Protection Regulation, or GDPR.

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

On May 25, 2018, the GDPR entered into force and became directly applicable in all EU member states. The GDPR implements more stringent operational requirements than its predecessor legislation. For example, the GDPR requires more detailed disclosures to data subjects, requires disclosure of the legal basis for processing personal data, makes it harder obtain valid consent for processing, will require the appointment of data protection officers when sensitive personal data, such as health data, is processed on a large scale, provides more robust rights for data subjects, introduces mandatory data breach notification through the EU, imposes additional obligations when contracting with service providers and requires us to adopt appropriate privacy governance including policies, procedures, training and data audit. Noncompliance with the GDPR can result in fines of up to the greater of €20 million or up to 4% of total global annual revenue in the event of a significant breach.

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

The process for determining whether a third-party payor will provide coverage for a drug or medical device product typically is separate from the process for setting the price of such product or for establishing the reimbursement rate that the payor will pay for the product once coverage is approved. Third-party payors may limit coverage to specific drug products on an approved list, also known as a formulary, which might not include all of the FDA-approved drugs for a particular indication. A decision by a third-party payor not to cover our product candidates could reduce physician utilization of our products once approved and have a material adverse effect on our sales, results of operations and financial condition. Moreover, a third-party payor’s decision to provide coverage for a drug or medical device product does not imply that an adequate reimbursement rate will be approved. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development. Additionally, coverage and reimbursement for new products can differ significantly from payor to payor. One third-party payor’s decision to cover a particular medical product or service does not ensure that other payors will also provide coverage for the medical product or service or will provide coverage at an adequate reimbursement rate. As a result, the coverage determination process will require us to provide scientific and clinical support for the use of our products to each payor separately and will be a time-consuming process.

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

We expect that the current presidential administration and U.S. Congress will likely continue to seek to modify, repeal, or otherwise invalidate all, or certain provisions of, the Affordable Care Act. For example, the Tax Cuts and Jobs Act was enacted, which, among other things, removes penalties for not complying with the Affordable Care Act’s individual mandate to carry health insurance. On December 14, 2018, a U.S. District Court Judge in the Northern District of Texas, ruled that the individual mandate is a critical and inseverable feature of the ACA, and therefore, because it was repealed as part of the Tax Act, the remaining provisions of the ACA are invalid as well. While the Trump Administration and the Centers for Medicare & Medicaid Services have both stated that the ruling will have no immediate effect, it is unclear how this decision, subsequent appeals and other efforts to repeal and replace the ACA will impact the ACA. There may be additional challenges and amendments to the ACA in the future.

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

Similar political, economic and regulatory developments are occurring in the EU and may affect the ability of pharmaceutical companies to profitably commercialize their products. In addition to continuing pressure on prices and cost containment measures, legislative developments at the EU or member state level may result in significant additional requirements or obstacles. The delivery of healthcare in the EU, including the establishment and operation of health services and the pricing and reimbursement of medicines, is almost exclusively a matter for national, rather than EU, law and policy. National governments and health service providers have different priorities and approaches to the delivery of health care and the pricing and reimbursement of products in that context. In general, however, the healthcare budgetary constraints in most EU member states have resulted in restrictions on the pricing and reimbursement of medicines by relevant health service providers. Coupled with ever-increasing EU and national regulatory burdens on those wishing to develop and market products, this could restrict or regulate post-approval activities and affect the ability of pharmaceutical companies to commercialize their products. In international markets, reimbursement and healthcare payment systems vary significantly by country, and many countries have instituted price ceilings on specific products and therapies.

In the future, there may continue to be additional proposals relating to the reform of the U.S. healthcare system and international healthcare systems. We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our products once approved or additional pricing pressures.

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

Our headquarters are located at Tuborg Boulevard 12, DK-2900 Hellerup, Denmark, where we lease approximately 5,478 square meters of office space. The lease commenced on on July 1, 2018 and can be terminated at the earliest on July 1, 2024 for 1,223 square meters and on July 1, 2026 for 4,255 square meters. In addition, we have expanded the lease with 1,861 square meters of office space, commencing on January 1, 2019 and expiring on July 1, 2026. Our leases at Tuborg Boulevard 12 can be extended until July 1, 2029.

Further, we have entered into an additional lease of approximately 1,397 square meters of office space at Tuborg Boulevard 5, DK-2900 Hellerup, Denmark which commenced on December 1, 2015 and can be terminated at the earliest on November 30, 2022. In addition, we have entered into a lease of additional 170 square meters of office space at Tuborg Boulevard 5. This lease commenced on April 1, 2017 and can be terminated at the earliest on November 30, 2022. Our leases at Tuborg Boulevard 5 can be extended until November 30, 2028.

We maintain a research facility in Heidelberg, Germany, where we lease approximately 2,134 square meters of office and laboratory space. The lease for our Heidelberg facility is continuously extended for 24 months periods. The current extension period expires on January 31, 2021.

In Palo Alto, California, we have leased 465 square meters of office space pursuant to a lease that expires on March 15, 2021, which may be extended for three years at our option, subject to certain conditions. In addition, we have entered into a lease of 1,134 square meters of office space, that commenced on May 1, 2018 and expires on April 30, 2022.

We believe that our existing facilities, including the new leases to commence in 2019, are adequate for our near-term needs. We believe that suitable additional or alternative space would be available if required in the future on commercially reasonable terms.

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

Overview

We are applying our innovative TransCon technologies to build a leading, fully integrated biopharmaceutical company and to develop a pipeline of product candidates with potential best-in-class profiles to address unmet medical needs. We have created a portfolio of potential best-in-class rare disease endocrinology product candidates to address unmet medical needs by utilizing our TransCon technology with clinically validated parent drugs. We currently have three product candidates in clinical development in rare endocrine diseases and we are working to apply our technologies in additional therapeutic areas, including oncology. Additionally, we have developed a pipeline of sustained release prodrug product candidates through strategic collaborations and we are working with these collaboration partners in the areas of ophthalmology and diabetes.

Our most advanced product candidate, TransCon hGH, is in development as a once-weekly long acting prodrug of recombinant human growth hormone, also referred to as hGH, as a potential treatment for growth hormone deficiency, or GHD. In January 2018, we completed enrollment in the pivotal phase 3 trial of TransCon hGH, the heiGHt Trial, in pediatric subjects with GHD. On March 4, 2019, we announced top-line results from the heiGHt Trial. We are also conducting two additional trials with TransCon hGH, the fliGHt Trial, which evaluates TransCon hGH in pediatric subjects previously treated with daily hGH, and the enliGHten Trial, which evaluates long-term safety of TransCon hGH in subjects from both the heiGHt and fliGHt Trials. In September 2018, we completed enrollment in the fliGHt Trial, an open-label trial evaluating TransCon hGH in pediatric subjects with GHD who switched from daily hGH therapy. As a result, more than 300 subjects have now enrolled in the phase 3 TransCon hGH program, which includes the heiGHt, fliGHt and enliGHten Trials. We believe that TransCon hGH may offer a once-weekly therapy for GHD with the potential to improve outcomes compared to currently approved daily hGH. We expect a clinical database lock for the TransCon hGH phase 3 program in pediatric GHD during the third quarter of 2019. Subsequently, we intend to submit a Biologics License Application, or BLA, to the U.S. Food and Drug Administration, or the FDA, for TransCon hGH to treat pediatric GHD in the first half of 2020. We have also conducted a phase 2 clinical trial in adult subjects with GHD that will form the basis of designing future clinical research in adult GHD. If approved, TransCon hGH may reduce the burden of daily treatment by requiring significantly fewer injections, which may improve compliance and treatment outcomes.

We are also using our TransCon technology platform to develop TransCon PTH, a once-daily long-acting prodrug of parathyroid hormone, or PTH, as a potential treatment for hypoparathyroidism, a rare endocrine disorder of calcium and phosphate metabolism. We completed a phase 1 trial in healthy subjects in May 2018, the results of which were consistent with our target product profile for TransCon PTH as a true replacement therapy. In this trial, TransCon PTH showed the predicted pharmacokinetic and pharmacodynamic response, suggesting the ability to normalize serum and urinary calcium levels in patients with hypoparathyroidism. We believe TransCon PTH may provide patients suffering from hypoparathyroidism with a PTH replacement therapy that is designed to fully address all aspects of the disease more than standard of care or currently approved therapies. In June 2018, we were granted Orphan Drug Designation, or ODD, by the FDA for TransCon PTH. ODD is provided to drugs that are intended for the safe and effective treatment, diagnosis, or prevention of rare diseases or disorders that affect fewer than 200,000 people in the United States. We initiated the phase 2 trial in adult subjects with hypoparathyroidism in the first quarter of 2019 with the goal of evaluating different fixed doses of TransCon PTH and a titration regimen for complete withdrawal of standard of care (i.e., calcium and active Vitamin D supplementation), using a ready-to-use prefilled pen device. Our plan for our phase 3 program for TransCon PTH includes incorporating trial sites in the United States, Europe, Australia, Canada, Japan and possibly other Asian countries.

We are also developing TransCon CNP, a long-acting prodrug of C-type natriuretic peptide, as a potential therapeutic option for achondroplasia, the most common form of dwarfism. Currently, there are no medical therapies for achondroplasia approved by the FDA. TransCon CNP utilizes our TransCon technology platform to create a long-acting C-type natriuretic peptide, or CNP, prodrug as a potential therapeutic option for achondroplasia and potentially other skeletal disorders. CNP as a therapeutic approach is supported by extensive preclinical and clinical data. In November 2018, we reported preliminary results from a phase 1 clinical trial in healthy adult subjects, which supported our target product profile for TransCon CNP. In February 2019, we were granted ODD by the FDA for TransCon CNP. Our goal is to develop TransCon CNP as a safe and effective therapeutic option for achondroplasia and potentially other related growth disorders.

In addition to our pipeline of candidates in rare endocrine disorders, in January 2019, we announced that we are establishing oncology as our second independent therapeutic area of focus for our TransCon technology platforms. Our goal is to improve treatment efficacy while limiting or reducing toxicity by applying TransCon technologies to clinically validated drugs, using our unique algorithm for product innovation. We are conducting preclinical studies within the field of oncology to explore multiple potential product candidates and evaluate systemic as well as localized delivery systems using our TransCon platform.

In November 2018, we announced the formation of VISEN Pharmaceuticals, or Visen, a company established to develop and commercialize our endocrinology rare disease therapies in the People’s Republic of China, Hong Kong, Macau and Taiwan, or Greater China. In connection with the formation of Visen, we granted Visen exclusive rights to develop and commercialize certain product candidates based on our proprietary TransCon technologies, including TransCon hGH, TransCon PTH and TransCon CNP, in Greater China for use in all human indications, subject to certain exceptions. As consideration for the rights granted to Visen, we received 50% ownership in the outstanding shares of Visen and concurrently with the rights we granted to Visen, entities affiliated with Vivo Capital and Sofinnova Ventures purchased shares in Visen for an aggregate purchase price of $40 million in cash. We believe Visen supports our strategy to extend our endocrinology rare disease portfolio globally and establish a presence in China in partnership with collaborators who have significant experience and knowledge of the biopharmaceutical opportunity in China. In part because Visen was established in China, we believe Visen will be able to effectively develop and, if approved, market our innovative technologies to address the needs of the local markets in Greater China.

In addition, we have strategic collaborations for TransCon anti-VEGF in the field of ophthalmology, which is partnered with Genentech, and the TransCon peptide program for the treatment of diabetes, which is partnered with Sanofi. We are eligible to receive up to an aggregate of €200 million in development and regulatory milestone payments for products currently being developed under our collaboration agreements, as well as sales-based milestone payments and royalties on future net sales of products.

We believe that the effectiveness of our TransCon technology platforms is supported by data from our preclinical research and the ongoing clinical programs, including our TransCon hGH, TransCon PTH and TransCon CNP programs, as well as findings from our ongoing development of other product candidates, including our multi-product collaborations with Sanofi and Genentech. We have applied TransCon technologies in combination with parent drugs with clinical proof of concept using our algorithm for creating products with the potential to be best-in-class in endocrinology rare diseases, and we will continue to apply this algorithm for product selection in new therapeutic areas. We believe this approach may reduce the risks associated with traditional drug development.

We commenced operations in December 2007 in connection with the acquisition of the company that invented our TransCon technologies, Complex Biosystems GmbH. Since we commenced operations in 2007, we have devoted substantially all of our efforts to developing our product candidates, including conducting preclinical studies and clinical trials and providing general and administrative support for these operations. We do not have any approved products and have never generated any revenue from product sales.

We had a net loss of €130.1 million for the year ended December 31, 2018 compared to a net loss of €123.9 million for the year ended December 31, 2017, and a net loss of €68.5 million for the year ended December 31, 2016. Our total equity was €280.1 million as of December 31, 2018 compared to €187.2 million as of December 31, 2017. We have not generated royalties or revenues from product sales, and do not expect to generate royalties or revenues from product sales prior to regulatory approval of any of our product candidates.

We believe that at some point in the future we will need substantial additional capital to support our operating activities and adequate funding may not be available to us on acceptable terms, or at all.

We anticipate that our expenses will increase substantially in the future as we:

•	pursue clinical development, and commercialization of TransCon hGH for the treatment of pediatric GHD and other potential indications;

•	pursue clinical development of TransCon PTH for the treatment of hypoparathyroidism and clinical development of TransCon CNP for the treatment of achondroplasia and other FGFR-related rare diseases;

•	identify and progress development of new product candidates including in oncology and other new therapeutic areas;

•	continue to invest in our TransCon technologies, including our intellectual property, our lab, clinical and commercial scale manufacturing capabilities and our methods and know-how;

•	hire additional personnel, particularly in our research and development, clinical supply and quality control groups;

•	add operational, financial and management information systems and related finance and compliance personnel; and

•	continue to operate as a public company.

Collaboration Agreements

Sanofi

In December 2010, we entered into a strategic collaboration agreement with Sanofi under which we assigned to Sanofi certain diabetes-related patent rights, and granted to Sanofi an exclusive, worldwide, royalty-free license to research, develop, make and commercialize (1) products based on the TransCon technologies and any combination of glucagon-like-peptide-1, or GLP-1, glucagon and insulin to treat any diseases in humans or animals, or (2) any other product developed by Sanofi incorporating our TransCon technologies, other technology covered by the assigned patents or other improvements to our TransCon technologies or the foregoing products, to treat diabetes in humans or animals.

In consideration for these licenses to the TransCon technologies and as payment for the assignment of specific diabetes-related product patents, Sanofi provided an aggregate of €25 million in non-refundable, up-front payments to us. Sanofi also committed to fund our development activities for a fixed amount over the first three years of the collaboration, in accordance with an agreed upon development plan. For the first two products developed under the Sanofi collaboration, we are also eligible to receive up to an aggregate of €170 million upon Sanofi’s achievement of specified clinical development and regulatory approval milestones and up to an aggregate of €100 million upon Sanofi’s achievement of certain sales-related milestones.

Genentech

In July 2013, we entered into a strategic collaboration agreement with Genentech, under which we granted Genentech an exclusive, worldwide royalty-bearing license to make, use and commercialize products based on the TransCon technologies and any therapeutic or prophylactic compound, other than GLP-1, glucagon and/or insulin, for the treatment and/or prevention of any disease, condition or disorder of the eye, other than diabetic retinopathy. We also granted to Genentech a worldwide, non-exclusive, royalty-bearing license to make, use and commercialize such products to treat diabetic retinopathy.

In consideration for these licenses, Genentech paid us a non-refundable up-front technology license fee of $20.0 million (~€15.0 million), and we are eligible to receive milestone payments upon Genentech’s achievement of specified development milestones and upon the achievement of the first commercial sale in certain specified markets. For each therapeutic or prophylactic compound containing (i) our TransCon technologies licensed under this agreement and (ii) ranibizumab, the milestone payments shall not exceed $100 million (~€75 million), and for each such compound not containing ranibizumab, the milestone payments under this agreement shall not exceed $80 million (~€60 million). For products commercialized under this agreement, we are also eligible to receive tiered royalties on net sales, subject to customary reductions and offsets. For therapeutic or prophylactic compounds containing ranibizumab, these tiered royalties are at percentages in the mid-single digits but not exceeding the low-teen digits and, for other of therapeutic or prophylactic compounds not containing ranibizumab, these tiered royalties are at percentages in the mid-single digit range. Genentech also provides funding for our research and development activities under an agreed-upon plan.

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

In addition to the revenue that we have generated from our collaborations, we may also generate revenue for services performed on feasibility studies for potential partners to evaluate if our TransCon technologies enable certain advantages for their product candidates of interest. Such feasibility studies may be structured as short-term agreements with fixed fees for the work that we perform.

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

Research and Development Costs

Research and development costs represent costs incurred to conduct discovery and development of our proprietary product candidates. We expense all research costs as they are incurred, with development costs being expensed to the extent they do not meet the criteria for capitalization. To date, we have not capitalized any of our development costs.

Our research and development costs consist primarily of manufacturing costs, preclinical and clinical study costs, personnel costs, the cost of facilities, the cost of obtaining and maintaining our intellectual property portfolio, and the depreciation of assets used in research and development activities. Personnel costs consist of salaries, benefits and share-based payment.

Government grants are recognized when there is reasonable assurance that the conditions underlying the grant have been met and that the grant will be received. We did not receive any government grants in 2018, 2017 or 2016. Government grants to cover research and development costs incurred are recognized as a reduction of research and development costs proportionally over the periods during which the related research and development expenses are incurred.

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

For the year ended December 31, 2018, we incurred direct and indirect research and development costs of €89.5 million and €50.8 million, respectively, compared to €67.0 million and €32.6 million, respectively, for the year ended December 31, 2017 and €41.6 million and €24.4 million, respectively, for the year ended December 31, 2016.

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

We expect our research and development costs to increase in the future as we continue development of our product candidates and advance our discovery and research projects into preclinical development.

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

General and Administrative Expenses

General and administrative expenses consist primarily of personnel costs, facility costs, and other expenses for professional services, including legal, human resource, commercial, audit, tax and accounting services, and the depreciation of assets used in administrative activities. Personnel costs consist of salaries, benefits and share-based payment.

We expect our general and administrative expenses to increase in the future as we expand our operating activities and prepare for potential commercialization of our product candidates, increase our headcount, and support our operations as a public company, including increased expenses related to commercial activities, legal, accounting, regulatory and tax-related services associated with maintaining compliance with the rules and regulations applicable to companies listed on a securities exchange, and costs related to compliance and reporting obligations pursuant to the rules and regulations of the Securities and Exchange Commission, or SEC. In addition, we expect to incur increased expenses related to additional insurance, investor relations activities and other increases related to needs for additional administration and professional services associated with being a public company.

Finance Income and Finance Expenses

We do not hold any interest-bearing debt. As such, finance income and finance expenses consist primarily of interest income, realized and unrealized exchange rate gains and losses on cash, receivables and payables in foreign currencies. As we undertake transactions denominated in foreign currencies, we are exposed to exchange rate fluctuations. We manage our exchange rate exposure through maintaining positions in the various currencies used in the operations and managing payments from the most appropriate positions. We are primarily exposed to movements in U.S. Dollars, or USD, British Pounds, or GBP, and Danish Kroner, or DKK. We do not enter into derivative financial instruments to manage our exposure to exchange rate risks

Results of Operations

Comparison of the years ended December 31, 2018, 2017 and 2016:

	Year Ended December 31,
	2018	2017	2016
	(EUR’000)	(EUR’000)	(EUR’000)
Revenue	10,581	1,530	4,606
Research and development costs	(140,281)	(99,589)	(66,022)
General and administrative expenses	(25,057)	(13,482)	(11,504)

Operating profit / (loss)	(154,757)	(111,541)	(72,920)

Share of profit / (loss) in associate	(321)	—	—
Finance income	24,714	923	7,300
Finance expenses	(127)	(13,756)	(3,112)

Profit / (loss) before tax	(130,491)	(124,374)	(68,732)

Tax on profit / (loss) for the year	394	477	227

Net profit / (loss) for the year	(130,097)	(123,897)	(68,505)

Revenue

The following table summarizes our revenue for the years ended December 31, 2018, 2017 and 2016:

	Year Ended December 31,
	2018	2017	2016
	(EUR’000)	(EUR’000)	(EUR’000)
Revenue from the rendering of services	1,215	1,530	1,628
“Right-to-access” license income	—	—	2,978
“Right-to-use” license income	9,366	—	—

Total revenue	10,581	1,530	4,606

Revenue for the year ended December 31, 2018 was €10.6 million, an increase of €9.1 million, or 592%, compared to €1.5 million for the year ended December 31, 2017. The change was due to recognition of revenue from sale of “right-to-use” licenses to VISEN Pharmaceuticals of €9.4 million, partly offset by a decrease of €0.3 million in revenue from rendering of services, primarily due to fewer services rendered by us under our collaboration with Genentech.

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

As of December 31, 2018, we had deferred income of €6.9 million under the agreement with VISEN Pharmaceuticals, compared to deferred income from other collaboration agreements of €0 million and €0.1 million as of December 31, 2017 and 2016, respectively. This deferred income is recognized as revenue as we and our collaboration partners advance the projects that are subject to our collaborations.

Research and Development Costs

Research and development costs were €140.3 million for the year ended December 31, 2018, an increase of €40.7 million, or 41% compared to €99.6 million for the year ended December 31, 2017. The change was primarily attributable to a €11.8 million increase in external development costs related to our TransCon hGH product candidate, including costs for preparation of validation batches, or process performance qualification batches, development of the auto-injector to facilitate the administration of TransCon hGH by patients, and increasing costs of the ongoing clinical trials for this product candidate. External development costs to our TransCon PTH project increased by €6.5 million, reflecting the continued development and progress with this product candidate, including manufacturing of clinical material and pen device, and preparation for initiation of a phase 2 study in the first quarter of 2019. External development costs to our TransCon CNP project increased by €3.9 million, reflecting increasing clinical study costs and manufacturing of clinical material. We completed a phase 1 study with TransCon CNP in November 2018, and we are preparing for a phase 2 study to be initiated in the third quarter of 2019.

Other research and development costs increased by €18.5 million, primarily driven by an increase in personnel costs of €6.7 million and non-cash share-based payment of €5.4 million due to a higher number of employees in research and development functions, but also reflecting increases of €1.9 million in facility costs and €1.0 million in IT costs allocated to research and development functions. Professional fees including recruitment costs increased by €1.5 million, and other costs, including travel, conferences and laboratory operations increased by a total of €2.0 million. Research and development costs included non-cash share-based payment of €10.2 million for the year ended December 31, 2018, compared to €4.8 million for the year ended December 31, 2017.

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

General and Administrative Expenses

General and administrative expenses were €25.1 million for the year ended December 31, 2018, an increase of €11.6 million, or 86%, compared to €13.5 million for the year ended December 31, 2017. The increase is primarily due to €3.4 million higher personnel costs and €4.5 million higher non-cash share-based payment due to an increase in headcount, but also reflecting a €2.3 million increase in professional fees, including recruitment cost and initial costs of preparing to become a commercial organization. General costs including facilities, IT, and insurances, increased by a net amount of €1.4 million. General and administrative expenses included non-cash share-based payment of €9.4 million for the year ended December 31, 2018, compared to €4.9 million for the year ended December 31, 2017.

General and administrative expenses were €13.5 million for the year ended December 31, 2017, an increase of €2.0 million, or 17%, compared to €11.5 million for the year ended December 31, 2016. The increase is primarily due to an increase in personnel costs of €1.6 million, primarily related to non-cash share-based payment and an increase in investor relations, travel and other costs. General and administrative expenses included non-cash share-based payment of €4.9 million for the year ended December 31, 2017, compared to €3.6 million for the year ended December 31, 2016.

Net Profit / (Loss) in Associate

Net loss in associate was €0.3 million which represent the Company’s share of net result in Visen Pharmaceuticals, a company established under the laws of the Cayman Islands on November 7, 2018.

As Visen Pharmaceuticals was established in 2018, no comparative figures are presented.

Finance Income and Finance Expenses

Finance income was €24.7 million for the year ended December 31, 2018, an increase of €23.8 million compared to €0.9 million for the year ended December 31, 2017. Finance expenses were €0.1 million for the year ended December 31, 2018, a decrease of €13.6 million compared to €13.8 million for the year ended December 31, 2017. The €37.4 million increase in net finance income was primarily due to positive exchange rate fluctuations, primarily between the U.S. Dollar and Euro over the year ended December 31, 2018, primarily affecting our cash positions maintained in U.S. Dollar. Net finance income for the year ended December 31, 2018 was also positively affected by €3.9 million in net interest income compared to €0.8 million for the year ended December 31, 2017.

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

The impact of exchange rate fluctuations is primarily related to our cash position in U.S. Dollar. We seek to minimize our exchange rate risk by maintaining cash positions in the currencies in which we expect to incur the majority of our budgeted future expenses and we make payments from those positions.

We did not hold interest-bearing debt for any of the periods presented.

Tax on Profit / (Loss) for the Year

Tax for the year ended December 31, 2018 was a net tax credit of €0.4 million, compared to a net tax credit of €0.5 million for the year ended December 31, 2017. Under Danish tax legislation, tax losses may be partly refunded by the tax authorities to the extent such tax losses arise from research and development activities. For the year ended December 31, 2018, the jointly taxed Danish entities had a tax loss, and accordingly were entitled to a tax refund of approximately €0.7 million. The tax for the year ended December 31, 2018 further comprised a tax provision of €0.2 million related to our subsidiary in Germany and a net tax provision of €0.1 million related to our subsidiary in the United States.

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

At December 31, 2018, 2017 and 2016, we had net deferred tax assets of €78.5 million, €52.7 million, and €27.5 million, respectively, which were not recognized in the consolidated statement of financial position due to uncertainties relating to the future utilization. The increase in the unrecognized deferred tax asset can primarily be attributed to an increase in tax losses carried forward. The deferred tax asset can be carried forward without timing limitations. For tax losses carried forward, certain limitations exist for amounts to be utilized each year.

Quantitative and Qualitative Disclosures about Market Risk

Our activities primarily expose us to the financial risks of changes in foreign currency exchange rates and interest rates. We do not enter into derivative financial instruments to manage our exposure to such risks.

Foreign Currency Risk

We are exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the U.S. Dollar, the British Pound and the Danish Krone. Our functional currency is the Euro, but we have received payments in U.S. Dollars under our collaborations. Further, the proceeds from our Series D financing in November 2014, our IPO in February 2015 and our follow-on offerings in October and November 2016, in September and October 2017, in February 2018 and in March 2019 were in U.S. dollars. We seek to minimize our exchange rate risk by maintaining cash positions in the currencies in which we expect to incur the majority of our budgeted future expenses and we make payments from those positions. As required under IFRS, we perform an analysis and report on our foreign currency exposure on an annual basis. At December 31, 2018, the net carrying amount of our monetary assets and liabilities was €259.3 million, and we held $178.3 million denominated in U.S. Dollars, primarily related to the proceeds from the follow-on offering completed in February 2018.

A sensitivity analysis of our exposure to the U.S. Dollar based on outstanding foreign currency denominated monetary items as of December 31, 2018 shows that a strengthening of the U.S. Dollar against the Euro by 10% would increase net profit or loss and equity by €17.8 million. A 10% weakening of the U.S. Dollar against the Euro would decrease net profit or loss and equity by a similar amount.

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

Liquidity Risk

We manage our liquidity risk by maintaining adequate cash reserves and banking facilities, and by continuously monitoring our cash forecasts and actual cash flows, and by matching the maturity profiles of financial assets and liabilities. Based on our current operating plan, we believe that our existing cash and cash equivalents as of December 31, 2018 are sufficient to meet our projected cash requirements for at least 12 months from the date of this annual report.

Critical Accounting Policies and Estimates

Our consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB. A description of our accounting policies is provided in the Accounting Policies section of the audited consolidated financial statements as of and for the years ended December 31, 2018, 2017 and 2016 included elsewhere in this annual report. In the application of our accounting policies, we are required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. In some instances, we could have reasonably used different accounting estimates, and in other instances changes in the accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ significantly from the estimates we have made. To the extent that there are material differences between these estimates and actual results, our future financial statement presentation, financial conditions, results of operations and cash flows will be affected.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision or revisions affect both current and future periods.

Critical Accounting Policies

In the application of our accounting policies, we are required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. The following are the critical judgments, apart from those involving estimates, made in the process of applying our accounting policies and that have the most significant effect on amounts recognized in our consolidated financial statements.

Revenue Recognition

We evaluate all our revenue generating transactions to ensure recognition in accordance with IFRS. Revenue is primarily generated from collaboration- and license agreements, which typically involve multiple promises, and thus require significant judgments by us on certain areas including:

•	determining whether the promises in the agreements are distinct performance obligations;

•	identifying and constraining variable consideration in the transaction price including milestone payments;

•	allocating transaction price to identified performance obligations based on their relative stand-alone selling prices; and

•	determining whether performance obligations are satisfied over, – or at a point in – time.

Critical judgments relating to revenue recognition are described below.

Collaboration Agreements

Identifying Performance Obligations

Our two collaboration agreements in place were entered in 2010 and 2013, respectively. The agreements include grant of licenses and contemplate our involvement in the ongoing research and development of our partnered product candidates.

At the time the collaboration agreements were entered, the product candidates were early-stage development projects, where the partnered development activities were considered single performance obligations. Accordingly, up-front fees have been recognized as revenue over time based on our continued involvement in development activities.

License Agreements

While we have not entered into new collaboration agreements with external parties since 2013, the judgments that significantly affect the determination of the amount and timing of revenue from contracts with customers relate to three license agreements, which were entered into in 2018.

Identifying Performance Obligations and Allocating Transaction Price

The three license agreements entered into in 2018 grant licensee exclusive rights to develop, manufacture, and commercialize patented product candidates in Greater China (“Territory”), including the right to grant sub-licenses to third parties. In addition to licenses, we will deliver development services and provide clinical supply material to be used in clinical trials within the Territory.

In determination of the performance obligations under the license agreements, we have considered the stand-alone values of the promises in the contracts, and our responsibility in the future development activities including bringing the licensed products to market in the Territory.

While licensed product candidates are all in phase 1 or later, we have concluded that the licensee can benefit from each promise in the contract either on their own or together with readily available resources. Thus, each of the license agreements comprise the following distinct performance obligations, licenses, development services, and clinical trial supplies, respectively.

Classification of Licenses as “Right-to-Use” or “Right-to-Access”

We have considered whether we are obligated or expected to perform research and development activities that significantly affect the licensee’s ability to benefit from product candidates. If we are contractually obligated,- or if we determine that we are expected to perform research and development activities affecting the stand-alone functionality of the product candidate, the license is classified as “right-to-access”. Other licenses are classified as “right-to-use”.

While licensed products are patented drug formulas, our future activities do not affect their stand-alone functionalities. Accordingly, all three licenses granted in 2018 have been classified as “right-to-use”, with revenue recognized at the point in time, where licensee is granted access to the intellectual property.

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

We use the Black-Scholes option-pricing model to calculate the fair value of the warrants granted and critical judgments need to be exercised in determining the appropriate input to the valuation model as well as to determine the appropriate way of recognizing the expenses under IFRS 2. The Black-Scholes option-pricing model is applied with the following assumptions: (1) an exercise price equal to or above the estimated market price of our shares at the date of grant; (2) an expected lifetime of the warrants determined as a weighted average of the time from grant date to date of becoming exercisable and from grant date to expiry of the warrants; (3) a risk free interest rate equaling the effective interest rate on a Danish government bond with the same lifetime as the warrants; (4) no payment of dividends; and (5) a volatility for comparable companies for a historic period equaling the expected lifetime of the warrants. The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the warrants is indicative of future trends. The expected volatility has been calculated using a simple average of daily historical data of comparable publicly traded companies, as we do not have sufficient data for the volatility of our own share price.

The cost is recognized together with a corresponding increase in equity over the period in which the performance and/or service conditions are fulfilled, the vesting period. Warrants granted under our warrant programs vest on a monthly basis over periods of up to 48 months. Due to the graded vesting, the related expenses are recognized on an accelerated basis; i.e. each tranche of a warrant grant is treated separately for expense recognition purposes. Accordingly, the expenses related to each warrant grant is treated in up to 48 tranches, all being recognized over the vesting period.

Share-based payment was €19.7 million, €9.7 million and €7.3 million for the years ended December 31, 2018, 2017 and 2016, respectively.

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

Due to the risk associated with drug development, future income from our development projects cannot be determined with sufficient certainty until the development activities have been completed and the necessary marketing approvals have been obtained. Accordingly, we do not recognize internally generated intangible assets at this time.

Joint Arrangements / Collaboration Agreements

Collaboration agreements within our industry are often structured so that each party contributes its respective skills in the various phases of a development project. No joint control exists for such collaborations and the parties do not have any financial obligations on behalf of each other. Accordingly, neither of our current collaborations nor license agreements are considered to be joint arrangements as defined in IFRS 11, “Joint Arrangements.”

Investment in Associate

On initial recognition of investments, we assess whether we have power over the enterprise. An associate is an enterprise where we have neither control or joint control, but where we have significant influence over financial and operational decisions based on judgment of the following factors:

•	the contractual arrangement(s) with the other vote holders of the investee

•	board representation

•	rights arising from other contractual arrangements

•	the Company’s voting rights and rights over protective decisions.

We have analyzed the structure of our investment in VISEN Pharmaceuticals and concluded that the enterprise is classified as an associate as defined in IAS 28 “Investments in Associates and Joint Ventures”.

Key Sources of Estimation Uncertainty

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities within the next financial year.

Revenue Recognition - Allocation of Transaction Price to Performance Obligations

Transaction price for license agreements comprises upfront, non-refundable, non-cash consideration. Additionally, the agreements comprise separate remuneration for clinical supplies and development services, which approximate their stand-alone-selling prices.

For two license agreements, entered in 2018, we have allocated upfront considerations to licenses and development services, respectively. While no active market exists for the licenses, we have determined the stand-alone value of the licenses according to an approximate market approach based on readily available information, which includes estimation uncertainties.

Impairment of Goodwill

Determining whether goodwill is impaired requires an estimation of the recoverable amount, being the higher of fair value less costs of disposal or value in use, of the cash-generating units to which goodwill has been allocated. The Company is determined to be a single cash-generating unit. Accordingly, the recoverable amount is determined based on an estimation of the Company’s fair value less costs of disposal. We have determined the fair value of goodwill after taking into account the market value of our ADSs representing the enterprise value of the group enterprise as of the balance sheet date. No impairment loss has been recognized for the years ended December 31, 2018, 2017 or 2016. The carrying amount of goodwill as of December 31, 2018 and 2017 was €3.5 million.

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

Useful Lives of Property, Plant and Equipment

We review the estimated useful lives of property, plant and equipment at the end of each reporting period. We have concluded that the useful lives applied for 2018, 2017 and 2016 are appropriate.

B.	Liquidity and Capital Resources

As of December 31, 2018, we had cash and cash equivalents totaling €277.9 million. We have funded our operations primarily through issuance of our preference shares, ordinary shares and convertible debt securities and payments to us under our collaboration agreements. Our expenditures are primarily related to research and development activities and general and administrative activities to support research and development. We do not have any debt to third parties.

On February 2, 2015, we announced the closing of our initial public offering, with net proceeds of $111.5 million (or €101.4 million) after deducting underwriting commissions and offering expenses. On October 24, 2016, we completed a follow-on public offering of ADSs, with net proceeds of $111.7 million (or €102.6 million), after deducting underwriters’ commissions and offering expenses. On November 2, 2016, we completed the partial exercise of the underwriters’ option to purchase additional ADSs, with net proceeds of $15.4 million (or €14.0 million) after deducting underwriters’ commissions and offering expenses. On September 29, 2017, we completed a follow-on public offering of ADSs, with net proceeds of $126.2 million (or €106.9 million), after deducting underwriters’ commissions and offering expenses. On October 5, 2017, we completed the exercise in full of the underwriters’ option to purchase additional ADSs, with net proceeds of $19.0 million (or €16.2 million), after deducting underwriters’ commissions and offering expenses. On February 21, 2018, we completed a follow-on public offering of ADSs, with net proceeds of $210.8 million (or €171.2 million), after deducting underwriters’ commissions and estimated offering expenses. On February 22, 2018, we completed the exercise in full of the underwriters’ option to purchase additional ADSs, with net proceeds of $31.7 million (or €27.4 million) after deducting underwriters’ commissions and estimated offering expenses. On March 5, 2019, we completed a follow-on public offering of ADSs, with net proceeds of $469.3 million (or €414.2 million), after deducting underwriters’ commissions and estimated offering expenses. On March 14, 2019, we completed the exercise in full of the underwriters’ option to purchase additional ADSs, with net proceeds of $70.5 million (or €62.7 million), after deducting underwriters’ commissions and offering expenses. Based on our current operating plan, we believe that our existing cash and cash equivalents as of December 31, 2018 will be sufficient to meet our projected cash requirements for at least 12 months from the date of this annual report. However, our operating plan may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned. Our future funding requirements will depend on many factors, including, but not limited to:

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

•	the manufacturing, selling and marketing costs associated with product candidates, including the cost and timing of building our sales and marketing capabilities;

•	the timing, receipt, and amount of sales of, or royalties on, our future products, if any;

•	the sales price and the availability of adequate third-party coverage and reimbursement for our product candidates;

•	the cash requirements of any future acquisitions or discovery of product candidates;

•	the number and scope of preclinical and discovery programs that we decide to pursue or initiate;

•	the potential acquisition and in-licensing of other technologies, products or assets;

•	the time and cost necessary to respond to technological and market developments, including further development of our TransCon technologies;

•

our progress (and the progress of our collaboration partners, if any) in the successful commercialization and co-promotion of our most advanced product candidates and our efforts to develop and commercialize our other existing product candidates; and

•

the costs of filing, prosecuting, maintaining, defending and enforcing any patent claims and other intellectual property rights, including litigation costs and the outcome of such litigation, including costs of defending any claims of infringement brought by others in connection with the development, manufacture or commercialization of our product candidates.

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

Since our inception, as of December 31, 2018, we have funded our operations through the sale of €662.0 million of our preference shares, ordinary shares and convertible debt securities, including our IPO, follow-on offerings and exercise of warrants, and we have received aggregate gross proceeds of approximately €76.5 million from collaboration partners for up-front technology licensing fees, assignment of certain intellectual property rights and for services rendered under those agreements.

The following table summarizes our cash flows for the years ended December 31, 2018, 2017 and 2016:

	Year Ended December 31,
	2018	2017	2016
	(EUR’000)	(EUR’000)	(EUR’000)
Cash flows from/(used in) operating activities	(138,802)	(95,099)	(60,179)
Cash flows from/(used in) investing activities	(2,648)	(941)	(672)
Cash flows from/(used in) financing activities	203,267	124,721	117,462

Net increase in cash and cash equivalents	61,817	28,681	56,611

Cash flows from/(used in) Operating Activities

Cash flows used in operating activities for the year ended December 31, 2018 was €138.8 million compared to €95.1 million for the year ended December 31, 2017. The net loss for the year ended December 31, 2018 of €130.1 million was adjusted by non-cash income of €10.5 million and non-cash charges of €0.9 million for depreciation and €19.7 million for share-based payments. Net finance income, primarily comprising exchange rate adjustments, of €24.6 million, share of loss in associate, €0.3 million, and net tax credits of €0.4 million, were reversed. The net change in working capital contributed positively to cash flow by €1.7 million, primarily comprising a €8.3 million increase in trade payables and other payables, partly offset by a €5.5 million increase in prepayments. The changes in deposits, trade receivables and other receivables contributed negatively to cash flow by a total of €1.0 million. We received net income taxes of €0.3 million and net interest income of €3.9 million for the year ended December 31, 2018.

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

Cash Flows used in Investing Activities

Cash flows used in investing activities for the year ended December 31, 2018 of €2.6 million was related to the acquisition of property, plant and equipment, primarily for use in the laboratories of our German facility, but also for use in our new offices in Denmark and in the U.S.

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

Cash Flows from / (used in) Financing Activities

Cash flows from financing activities for the year ended December 31, 2018 of €203.3 million were related to our follow-on offering completed in February 2018 in which we raised net proceeds of €196.9 million, and warrant exercises in April, June, September and December 2018 in which we received €6.4 million.

Cash flows from financing activities for the year ended December 31, 2017 of €124.7 million were related to our follow-on offering completed in October 2017 in which we raised net proceeds of €123.1 million, and warrant exercises in March, August, September, November and December 2017 in which we received €1.6 million.

Cash flows from financing activities for the year ended December 31, 2016 of €117.5 million were related to our follow-on offering completed in November 2016 in which we raised net proceeds of €116.6 million, and warrant exercises in April, May, September and December 2016 in which we received €0.9 million.

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

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2018:

	Payments Due by Period
	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years	Total
Contractual Obligations:	(EUR’000)
Operating Lease Obligations(1)	4,220	7,746	4,052	3,609	19,627

Total contractual obligations	4,220	7,746	4,052	3,609	19,627

(1)	Operating Lease Obligations primarily comprise leased offices in Denmark and the United States, and leased offices and laboratories in Germany.

G.	Safe harbor

See “Forward Looking Statements”.

Item 6 Directors, Senior Management and Employees

A.	Directors and Senior Management

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

Members of Our Board of Directors, Executive Board and Senior Management

Board of Directors

The following table sets forth information with respect to each of our current board members and their respective ages as of December 31, 2018. Our board of directors is divided into two classes for purposes of election. One class is elected at each annual meeting of shareholders to serve for a two-year term. Our board of directors currently consists of seven members. All board members are eligible for re-election once their term expires.

The business address of our board members is our registered office address at Tuborg Boulevard 12, DK-2900 Hellerup, Denmark.

Name of Board Member	Age	Position(s)	Term Expires
Michael Wolff Jensen, L.L.M.	47	Chairman and Senior Vice President, Chief Legal Officer	2019
Lisa Bright	51	Board Member	2019
Albert Cha, M.D., Ph.D.	46	Board Member	2020
James I. Healy, M.D., Ph.D.	53	Board Member	2019
Jan Møller Mikkelsen	59	President, Chief Executive Officer, Board Member and Executive Director	2019
Birgitte Volck, M.D., Ph.D.	56	Board Member	2020
Lars Holtug	60	Board Member	2020

The following is a brief summary of the business experience of our non-employee board members.

Lisa Bright has served as a member of our board of directors since April 2017. Since July 2016, Ms. Bright has served as President International for Intercept Pharmaceuticals Europe Limited, a biopharmaceutical company. Prior to her appointment as President International, Ms. Bright held various senior leadership positions from November 2014 to July 2016 at Intercept Pharmaceuticals including Chief Commercial and Corporate Affairs Officer and Senior Vice President, Head of EUCA. During her tenure at Intercept, Ms. Bright has overseen the development of the global launch of an orphan medicine in the United States and Europe, including building the commercial organization in the United States and establishing legal affiliates and teams across Europe and Canada. Ms. Bright currently serves as a member of the board of directors of Dechra Pharmaceuticals PLC, a veterinary pharmaceutical company. From 2008 to November 2014, Ms. Bright held various leadership positions at Gilead Sciences Ltd., a biopharmaceutical company, including Vice President, Head of Government Affairs, Europe, Asia, Middle East and Australasia, Vice President and Head of HCV Launch Planning, Vice President and Head of Northern Europe and General Manager, UK and Ireland. Prior to Gilead Sciences, Ms. Bright served in various positions of increasing responsibility at GlaxoSmithKline plc from 1997 to 2006 including Vice President Commercial Planning and Operations and Vice President General Manager NZ and Vice President Head of Sales, UK and Ireland. Prior to that, Ms. Bright also worked at Sanofi from 1992 to 1996 and GlaxoSmithKline from 1989 to 1992. Ms. Bright received her B.Sc. in Pharmacology from University College London, United Kingdom.

Albert Cha, M.D., Ph.D. has served as a member of our board of directors since November 2014. In 2000, Dr. Cha joined Vivo Capital, a healthcare investment firm, where he has served in various positions, most recently as a managing partner. Dr. Cha currently serves as a member of the board of directors of Menlo Therapeutics, Inc. and KalVista Pharmaceuticals, Inc. and several privately held biotechnology and medical device companies. In addition, Dr. Cha has previously served as a member of the board of directors of Biohaven Pharmaceutical Holding Company Ltd., a publicly traded clinical-stage biopharmaceutical company; Aclaris Therapeutics, a publicly traded dermatology company; AirXpanders, a publicly traded women’s health medical device company; BioForm Medical, Inc., a publicly traded medical aesthetics company; Carbylan Therapeutics, a publicly traded orthopedics company; and Sierra Oncology, Inc., a publicly traded oncology company. Dr. Cha holds a B.S. and an M.S. from Stanford University and an M.D. and a Ph.D. from the University of California at Los Angeles.

James I. Healy, M.D., Ph.D. has served as a member of our board of directors since November 2014. Dr. Healy has been a General Partner of Sofinnova Ventures, a biotech investment firm, since June 2000. Dr. Healy is currently a director of Coherus BioSciences, Inc., Iterum Therapeutics, Natera, Inc., NuCana plc, ObsEva SA, Y-Mabs Therapeutics, Inc. and one private company. Previously, he served as a board member of Auris Medical Holding AG, Amarin Corporation, Edge Therapeutics, Inc., Hyperion Therapeutics, Inc., InterMune, Inc., Anthera Pharmaceuticals, Inc., Durata Therapeutics, Inc., CoTherix, Inc., Movetis NV and several private companies. Dr. Healy holds an M.D. and a Ph.D. in Immunology from Stanford University School of Medicine and holds a B.A. in Molecular Biology and a B.A. in Scandinavian Studies from the University of California, Berkeley.

Birgitte Volck, M.D., Ph.D. has served as a member of our board of directors since May 2016. Since December 2018, Dr. Volck has served as the President R&D at AVROBIO Inc., a phase 2 clinical stage gene therapy company. From June 2016 to August 2018, Dr. Volck served as head of Research and Development, Rare Diseases for GlaxoSmithKline plc. From August 2012 to 2016, Dr. Volck served as the Chief Medical Officer and Senior Vice President of Development at Swedish Orphan Biovitrum AB, a biopharmaceutical company. From 2007 to July 2012, Dr. Volck held various positions at Amgen Inc., a biopharmaceutical company, including Executive Development Director, Bone, Neuroscience & Inflammation. Prior to Amgen, from 2004 to 2007, Dr. Volck served as Nordic Medical Director and Project Director at Genzyme A/S, a biotechnology company. From 2001 to 2004, Dr. Volck served as Head of Clinical Development and Medical Affairs at Pharmexa, a biotechnology company. From May 2017 to May 2018, Dr. Volck served as a director for Wilson Therapeutics AB, a biotechnology company. Since May 2016, Dr. Volck has served as a director for TFS International, a clinical research organization. Dr. Volck received her M.D. and Ph.D. degrees from Copenhagen University, Denmark.

Lars Holtug, M.Sc. has served as a member of our board of directors since November 2018. Mr. Holtug was a partner at PricewaterhouseCoopers Statsautoriseret Revisionspartnerselskab (“PWC”) from 1993 to 2015. Mr. Holtug also currently serves as chairman of Gaming Investment A/S, a gaming solutions provider, and its 10 subsidiaries, and of Valizo ApS, a luggage transportation service. Furthermore, Mr. Holtug serves as a board member and Audit Committee Chairman of Adform A/S, an ad serving provider. Previously, he was Chairman of PWC in Denmark from 2005 to 2009. From 2004 to 2015, Mr. Holtug was a member of the Danish Commercial Appeals Board (Erhvervsankenaevnet) and a board member of the Danish Company law association (Dansk Forening for Selskabsret). He was also a member of the Accounting Standards Board of the Federation of State Authorized Accountants in Denmark (Foreningen af Statsautoriserede Revisorer) from 1998 to 2002, and a member of the Auditing Standards Board from 1993 to 1998. Mr. Holtug holds an M.Sc. from Copenhagen Business School and is educated as a state authorized public accountant in Denmark.

Senior Management and Executive Board

The following table sets forth information with respect to each of the members of our senior management, their respective ages and their positions as of December 31, 2018. In addition to serving as members of our senior management, Mr. Mikkelsen and Mr. Smith currently serve as the members of our executive board. The business address of these members of our senior management is our registered office address at Tuborg Boulevard 12, DK-2900 Hellerup, Denmark.

Name	Age	Position(s)
Jan Møller Mikkelsen	59	President, Chief Executive Officer, Board Member and Executive Director
Flemming Steen Jensen	57	Senior Vice President, Product Supply
Michael Wolff Jensen, L.L.M.	47	Chairman and Senior Vice President, Chief Legal Officer
Jonathan Leff, M.D.	61	Senior Vice President, Chief Medical Officer
Peter Rasmussen	50	Vice President, Finance and Principal Accounting Officer
Scott T. Smith	45	Senior Vice President, Chief Financial Officer
Lotte Sønderbjerg	57	Senior Vice President, Chief Administrative Officer
Kennett Sprogøe, Ph.D.	40	Senior Vice President, Head of Innovation and Research
Thomas A. Larson	57	Senior Vice President, Chief Commercial Officer
Juha Punnonen, M.D., Ph.D.	53	Senior Vice President, Head of Oncology
Jens Sigurd Okkels	58	Senior Vice President, Product Development

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

Michael Wolff Jensen, L.L.M. has served as Chairman of our board of directors since January 2008 and as our Senior Vice President, Chief Legal Counsel since June 2013. In addition, Mr. Jensen served as our Acting Chief Financial Officer from May 2008 to June 2013. From October 2010 to June 2013, Mr. Jensen served as Senior Legal Advisor and Head of Partnerships (France) for the renewable business division of Dong Energy A/S, the Danish State-owned utility company. Prior to Ascendis Pharma, Mr. Jensen served as Executive Vice President & Chief Financial Officer of Veloxis Pharmaceuticals A/S, a publicly traded biotechnology company, from 2003 to 2008. Prior to joining Veloxis, Mr. Jensen served as Senior Vice President & Chief Financial Officer of Genmab A/S, a publicly traded biotechnology company from 2000 to 2003. Mr. Jensen also currently serves as Chairman of the board of directors of two publicly traded biotechnology companies; XSpray Pharma AB and Eurocine Vaccines AB. Mr. Jensen was also elected as chairman of a Danish private sports manufacturing goods company in November 2016. Mr. Jensen received an L.L.M. degree from the University of Copenhagen.

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

Thomas A. Larson has served as our Senior Vice President and Chief Commercial Officer since April 2018. Previously, Mr. Larson was Vice President and Chief Commercial Officer at Mitsubishi Tanabe Pharma America, a pharmaceutical company, since 2016. At Mitsubishi, he established the U.S. commercial organization and successfully launched the company’s first U.S. pharmaceutical product, Radicava9, the first amyotrophic lateral sclerosis (ALS) therapy approved in the U.S. in over 20 years. From 2013 to 2016, Mr. Larson was a member of the commercial team for Marathon Pharmaceuticals, a biopharmaceuticals company, where he helped build the commercial infrastructure. Prior to Marathon, he worked for Boehringer-lngelheim, a pharmaceutical company, and Johnson & Johnson, a broad based healthcare Company, where he oversaw sales activities focused on hospital and specialty markets. Mr. Larson began his career at Abbott Laboratories, a healthcare company, in 1985, where he worked in research and development, sales, market access and marketing roles of increasing responsibility over his 18-year tenure, including leadership positions in the commercial organization supporting orphan drug, hospital, biologics and specialty product launches. Mr. Larson holds a Bachelor of Science in Biochemistry from Northern Michigan University

Juha Punnonen, M.D., Ph.D. has served as our Senior Vice President and Head of Oncology since September 2018. Prior to this, Dr. Punnonen served as Executive Director, Oncology Discovery Research, at Merck & Co., Inc., a pharmaceutical company, where he coordinated preclinical research and early development programs for Merck Oncology, including external clinical collaborations for Merck’s anti-PD-1 antibody, Keytruda® (pembrolizumab). Prior to his tenure at Merck, he served as CEO and Head of Research and Development at STATegics, Inc., a biotechnology company he co-founded in 2007. Prior to STATegics, Dr. Punnonen was Vice President and Head of Biology and Pharmacology at Maxygen, Inc., a company developing next-generation protein therapeutics and vaccines. He began his industry career in 1994 as a scientist with DNAX Research Institute (later Schering-Plough Biopharma and Merck Research Labs), where he had done his postdoctoral training in cytokine research. His clinical experience is in internal medicine, pediatrics and medical microbiology. Dr. Punnonen received his M.D. and Ph.D. (immunology) from the University of Turku, Finland.

Jens Sigurd Okkels, Ph.D., M.Sc. has served as our Senior Vice President, Product Development since April 2019. Prior to joining Ascendis, Dr. Okkels worked as an independent consultant at Okkels Consulting, GmbH from January 2018 to March 2019. From October 2011 to December 2017, Dr. Okkels served as Vice President, CMC Center Europe at Takeda Pharmaceutical Company Ltd., a pharmaceutical company. Prior to that, Dr. Okkels held various positions at Nycomed (acquired by Takeda Pharmaceutical) between 2005 and 2011. From 1999 to 2005, he worked as Director of Molecular Biology and Fermentation and Director of Science and Technology for Profound Pharma A/S (acquired by Maxygen Inc., a biopharmaceutical company, in 2000). From 1992 to 1999, Dr. Okkels worked in various positions at Novo Nordisk A/S, a pharmaceutical company. Dr. Okkels received his Ph.D. in Molecular Biology and Biochemistry from The Royal Veterinary and Agricultural University in Denmark and holds an M.Sc. in Biochemistry from University of Copenhagen in Denmark.

B.	Compensation

Compensation of Members of Our Board of Directors and Senior Management

During 2018, Dr. Cha received board fees in the amount of €39,200 for his membership on our board and €11,760 for his tenure on the remuneration committee and the nominating and corporate governance committee, Dr. Healy received €43,120 for his membership on our board and €13,720 for his tenure on the nominating and corporate governance committee and the audit committee, Jonathan Silverstein received €12,923 for his membership on our board, which reflected his partial year of service on our board, Martin Olin received €21,986 for his membership on our board and €10,993 for his tenure on the audit committee and the remuneration committee, which reflected his partial year of service on our board, Ms. Volck received €35,280 for her membership on our board and €3,920 for her tenure on the nominating and corporate governance committee, Ms. Bright received €31,360 for her membership on our board and €11,760 for her tenure on the audit committee and the remuneration committee, and Mr. Holtug received €5,113 for his membership on our board and €2,557 for his tenure on the audit committee and the remuneration committee, which reflected his partial year of service on our board. Neither Messrs. Michael Wolff Jensen nor Mikkelsen received any compensation in respect of their service on the board. Their compensation under our senior management compensation program is described below.

On November 13, 2018, Mr. Holtug was granted 35,000 warrants with an exercise price per share of $61.00 (€54.1693) and an expiration date on November 13, 2028. On December 11, 2018, Dr. Cha, Dr. Healy, Dr. Volck and Ms. Bright were each granted 13,000 warrants, in each case with an exercise price per share of $62.17 (€54.6357) and an expiration date on December 11, 2028. The aggregate grant date fair value of the warrants granted to our board members in 2018 for their services as board members was €2,247,563.

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

The aggregate compensation paid to our senior management who were employed by our company during 2018, consisting of Messrs. Jan Møller Mikkelsen, Scott T. Smith, Michael Wolff Jensen, Peter Rasmussen, Flemming Steen Jensen and Thomas A. Larson, Ms. Sønderbjerg and Drs. Sprogøe, Grethe Rasmussen, Leff, Rau, and Punnonen, for the fiscal year ended December 31, 2018 was approximately €15.5 million. This amount consists of: (i) short-term employee benefits including salary and other in-kind benefits of approximately €3.7 million, (ii) bonuses of €2.2 million, (iii) share-based payments of approximately €9.3 million, and (iv) post-employment and other benefits of €0.3 million. Share-based payments reflect the 2018 expenses of warrants granted in or before 2018. During 2018, the board made the following warrant grants to members of our senior management who were employed by our company during 2018:

Name	Grant Date	Shares Subject to Awards Granted	Award Exercise Price(s)	Award Expiration Date
Thomas A. Larson	April 10, 2018	100,000	$62.15 (€50.2791)	April 10, 2028
Thomas A. Larson	December 11, 2018	45,000	$62.17 (€54.6357)	December 11, 2028
Juha Punnonen	September 11, 2018	100,000	$63.77 (€55.0976)	September 11, 2028
Jan Møller Mikkelsen	December 11, 2018	200,000	$62.17 (€54.6357)	December 11, 2028
Scott T. Smith	December 11, 2018	45,000	$62.17 (€54.6357)	December 11, 2028
Michael Wolff Jensen	December 11, 2018	45,000	$62.17 (€54.6357)	December 11, 2028
Jonathan Leff	December 11, 2018	45,000	$62.17 (€54.6357)	December 11, 2028
Lotte Sønderbjerg	December 11, 2018	45,000	$62.17 (€54.6357)	December 11, 2028
Flemming Steen Jensen	December 11, 2018	45,000	$62.17 (€54.6357)	December 11, 2028
Kennett Sprogøe	December 11, 2018	45,000	$62.17 (€54.6357)	December 11, 2028
Peter Rasmussen	December 11, 2018	10,000	$62.17 (€54.6357)	December 11, 2028

The total amount set aside or accrued by us to provide pension, retirement or similar benefits for the members of our board of directors and members of senior management for the year ended December 31, 2018 was €0.

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

The agreements with Messrs. Michael Wolff Jensen and Flemming Steen Jensen, Ms. Sønderbjerg and Dr. Grethe Rasmussen contain a termination notice period of three months for a termination by the employee and six months for a termination by us (except that in the case of Ms. Sønderbjerg and Dr. Grethe Rasmussen, the notice period may be no less than the notice required pursuant to the rules of the Danish Salaried Employees Act with the addition of two months). The agreement with Dr. Grethe Rasmussen terminates on April 30, 2019. The agreement with Mr. Peter Rasmussen contains a termination notice period of one month for a termination by the employee and three months for a termination by us (except that the notice period may be no less than the notice required pursuant to the rules of the Danish Salaried Employees Act). The agreement with Dr. Rau contains a termination notice period of six months for a termination by the employee or by us (other than in the case of a termination for good cause which does not require notice). The agreement with Dr. Sprogøe contains a termination notice period of one month for a termination by the employee and six months for a termination by us. The agreements with certain of the foregoing senior management contain post-termination non-competition covenants that generally may last for a period of 12 months post-termination and entitle the executives to their base salary, or portion thereof, during the period.

The agreements with Messrs. Smith and Larson and Drs. Leff and Punnonen provide that their employment is at-will and may be terminated by either the executive or us at any time, provided that the agreements with Mr. Larson and Dr. Punnonen contain a termination notice period of 60 days for a termination by the executive. However, the agreements provide that in the event the executive is terminated by us without “cause” or he resigns for “good reason” (each, as defined in the agreements), he will be eligible to receive continued base salary during a certain severance period following termination and continued healthcare coverage until up to the end of the month in which the severance period ends. For Mr. Smith and Dr. Leff, the severance period ends on the six-month anniversary of the date of termination; for Mr. Larson, the severance period ends on the later of the first anniversary of the effective date of his employment agreement and the six-month anniversary of the date of termination; and for Mr. Punnonen, the severance period ends on the first anniversary of the effective date of his employment agreement. In addition, for each of the executives, in the event of the executive’s termination due to disability, he will be eligible to receive continued base salary and healthcare coverage for 120 days following termination, and in the event of his death, we will pay his estate a lump sum amount equal to three months of his base salary.

Warrant Incentive Program

Our employees, consultants, advisors and board members are eligible to participate in our warrant incentive program. Warrants have been issued by the general meeting or by our board of directors pursuant to valid authorizations in our articles of association and the terms and conditions have, in accordance with the Danish Companies Act, been incorporated in our articles of association as in effect from time to time. Each warrant grants the holder the right to subscribe for one ordinary share against cash payment of the exercise price. The exercise price is determined by our board of directors and historically has not been less than the estimated fair value of our ordinary shares on the date of grant. Our board of directors is authorized to issue an additional 2,538,125 warrants in the period ending December 31, 2019; however, warrants cannot be issued to the extent that outstanding and non-exercised warrants issued under that authorization are equal to 20% or more of our Company’s registered share capital.

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

Vested warrants may be exercised during certain exercise periods each year. For 657,749 outstanding warrants, there are two annual exercise periods that continue for 21 days from and including the day after the publication of (i) the annual report notification—or if such notification is not published—the annual report and (ii) our interim report (six-month report). For these warrants, the last exercise period is 21 days from and including the day after the publication of our interim report for the first half of 2023. For 272,997 outstanding warrants granted in connection with our preference D financing, there are four annual exercise periods that continue for 21 days following the day of publication of (i) our interim report (three-month report); (ii) the annual report notification—or if such notification is not published—the annual report; (iii) our interim report (six-month report); and (iv) our interim report (nine-month report). For these warrants, the last exercise period is 21 days following the publication of our interim report (nine-month report) in 2023. For 4,680,883 outstanding warrants granted on or after December 18, 2015, there are four annual exercise periods; each exercise period begins two full trading days after the publication of the public release of our earnings data of a fiscal quarter and continues until the end of the second-to-last trading day in which quarter the relevant earnings release is published. The warrants granted on or after December 18, 2015 expire ten years after the grant date.

The table below sets forth information regarding outstanding warrants held by those members of our board of directors and senior management who assuming the exercise of warrants beneficially own 1% or more of our total outstanding ordinary shares as of March 1, 2019.

Name	Grant Date	Awards granted and outstanding	Awards granted and outstanding, but unvested as of March 1, 2019	Award Exercise Price(s)	Award Expiration Date
Jan Møller Mikkelsen	December 3, 2012	299,372	—	€7.9962	21 days following our interim report (six-month report) in 2023
	November 26, 2014	131,624	—	€6.4775	21 days following our interim report (nine-month report) in 2023
	December 18, 2015	220,000	45,834	€15.6750	December 18, 2025
	December 14, 2016	180,000	82,500	€19.4194	December 14, 2026
	December 12, 2017	200,000	141,667	€31.5995	December 12, 2027
	December 11, 2018	200,000	191,667	€54.6357	December 11, 2028

Name	Grant Date	Awards granted and outstanding	Awards granted and outstanding, but unvested as of March 1, 2019	Award Exercise Price(s)	Award Expiration Date
James I. Healy, M.D., Ph.D.	December 18, 2015	35,000	7,292	€15.6750	December 18, 2025
	December 14, 2016	15,000	—	€19.4194	December 14, 2026
	December 12, 2017	15,000	6,250	€31.5995	December 12, 2027
	December 11, 2018	13,000	11,917	€54.6357	December 11, 2028
Albert Cha, M.D., Ph.D.	December 18, 2015	35,000	7,292	€15.6750	December 18, 2025
	December 14, 2016	15,000	—	€19.4194	December 14, 2026
	December 12, 2017	15,000	6,250	€31.5995	December 12, 2027
	December 11, 2018	13,000	11,917	€54.6357	December 11, 2028

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

The general meeting of shareholders must elect no fewer than three and no more than 10 members to our board of directors. The board of directors is classified into two classes as nearly equal in number as possible with respect to the duration of the term in which they severally hold office. Such classes consist of one class of directors (“Class I”) who were elected at the annual general meeting held in 2017 for a term expiring at the annual general meeting to be held 2019; and a second class of directors (“Class II”) who were elected at the annual general meeting held in 2018 for a term expiring at the annual general meeting to be held in 2020 The shareholders shall increase or decrease the number of directors, to ensure that the two classes shall be as nearly equal in number as possible; provided, however, that no decrease shall have the effect of shortening the term of any other director. At each annual general meeting beginning in 2016, the successors of the class of directors whose term expires at that meeting shall be elected to hold office for a term expiring at the annual general meeting held in the second year following the year of their election.

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

Director Independence

Our board of directors has undertaken a review of the independence of the directors and considered whether any director has a material relationship with us that could compromise their ability to exercise independent judgment in carrying out the responsibilities of a director. As a result of this review, our board of directors determined that Lisa Bright, Albert Cha, M.D., Ph.D., James I. Healy, M.D., Ph.D., Birgitte Volck, M.D., Ph.D., and Lars Holtug, representing five of our seven directors, are “independent directors” as that term is defined under the applicable rules and regulations of the SEC and the listing requirements and rules of Nasdaq. In making such determination, our board of directors considered the relationships that each non-employee director has with us and all other facts and circumstances our board of directors deemed relevant in determining the director’s independence, including the number of ordinary shares beneficially owned by the director and his or her affiliated entities (if any).

Committees of the Board of Directors

We have an audit committee, a remuneration committee and a nominating and corporate governance committee. We have adopted a charter for each of these committees. Under Danish corporate law, it is not possible to delegate the decision making authority of the entire board of directors to board committees.

Audit Committee

Our audit committee consists of Lars Holtug (Chairman), Lisa Bright and James I. Healy, M.D., Ph.D. Each member satisfies the independence requirements of the Nasdaq listing standards, and Lars Holtug qualifies as an “audit committee financial expert,” as defined in Item 16A of Form 20-F and as determined by our board of directors. Our audit committee oversees our accounting and financial reporting processes and the audits of our consolidated financial statements. As a foreign private issuer, we are not required to have a formal written audit committee charter that complies with Nasdaq Rule 5605(c)(1) and, although we have adopted an audit committee charter, we comply with home country practices in lieu of Nasdaq Rule 5605(c)(1). Nasdaq Rule 5605(c)(2)(A) requires that U.S. listed companies have an audit committee composed of at least three members, each of whom is an independent director, as defined in the Nasdaq rules. As a foreign private issuer, we are exempt from complying with the Nasdaq requirement to have an audit committee with at least three members, and we comply with home country practices in lieu of Nasdaq Rule 5605(c)(2)(A). However, our audit committee currently comprises three members, all of whom meet the relevant criteria for independence under Nasdaq rules and under Rule 10A-3 of the Exchange Act. Our audit committee is responsible for, among other things:

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

Remuneration Committee

Our remuneration committee consists of Albert Cha, M.D., Ph.D. (Chairman), Lisa Bright and Lars Holtug. Each member satisfies the independence requirements of the Nasdaq listing standards. Our remuneration committee assists our board of directors in reviewing and approving or recommending our compensation structure, including all forms of compensation relating to our board of director and the executive board. As a foreign private issuer, we are not required to have a formal written remuneration committee charter that complies with Nasdaq Rule 5605(d)(1) and, although we have adopted a remuneration committee charter, we comply with home country practices in lieu of Nasdaq Rule 5605(d)(1). Our remuneration committee is responsible for, among other things:

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

As of December 31, 2018, we employed 216 full-time employees, 76 of whom hold a Ph.D., M.D., or equivalent degrees. Of these full-time employees, 178 were engaged in research and development and 38 were engaged in general and administrative activities, including business and corporate development. None of our employees are represented by a labor union or covered under a collective bargaining agreement. We consider our employee relations to be good.

E.	Share Ownership

See “Item 7 A. Major Shareholders and Related Party Transactions – Major Shareholders.” Our employees are eligible to own shares of the company through a warrant incentive plan. For information on the plan, see “Item 6 B. Compensation—Warrant Incentive Plan.”

Item 7 Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth information relating to the beneficial ownership of our shares as of March 1, 2019, by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our outstanding ordinary shares;

•	each of our board members; and

•	each member of our senior management, including members of our executive board.

The number of shares beneficially owned by each entity, person, member of our board of directors or senior management is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to subscribe for within 60 days of March 1, 2019 through the exercise of any warrants or other rights. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares owned by that person.

The percentage of shares beneficially owned is computed on the basis of 42,135,448 ordinary shares outstanding as of March 1, 2019. Ordinary shares that a person has the right to subscribe for within 60 days of March 1, 2019 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights but are not deemed outstanding for purposes of computing the percentage ownership of any other person. Additionally, a person is considered to have the right to subscribe for ordinary shares which are subject to outstanding warrants and vested within 60 days of March 1, 2019, although such warrants may only be exercised in prescribed exercise periods. Unless otherwise indicated below, the address for each beneficial owner listed is c/o Ascendis Pharma A/S, at Tuborg Boulevard 12, DK-2900 Hellerup, Denmark.

Name and Address of Beneficial Owner	Number of Outstanding Shares Beneficially Owned	Number of Warrants Exercisable Within 60 Days	Number of Shares Beneficially Owned	Percentage of Beneficial Ownership
Entities affiliated with OrbiMed Private Investments V, L.P.(1)	4,413,291	—	4,413,291	10.5%
Entities affiliated with FMR LLC(2)	4,203,246	—	4,203,246	9.9%
Entities affiliated with RA Capital Management, LLC(3)	4,132,442	—	4,132,442	9.8%
T. Rowe Price Associates, Inc. (4)	4,110,892	—	4,110,892	9.8%
Baker Bros. Advisors LP(5)	2,837,352	—	2,837,352	6.7%
Entities affiliated with Vivo Capital(6)	2,166,832	—	2,166,832	5.1%
Board Members and Senior Management
Jan Møller Mikkelsen(7)	638,740	802,661	1,441,401	3.4%
Scott T. Smith(8)	—	75,000	75,000	*
Michael Wolff Jensen, L.L.M.(9)	—	137,026	137,026	*
Lotte Sønderbjerg(10)	—	141,974	141,974	*
Peter Rasmussen(11)	—	49,432	49,432	*
Jonathan Leff, M.D.(12)	—	127,500	127,500	*
Flemming Steen Jensen(13)	—	88,333	88,333	*
Kennett Sprogøe, Ph.D.(14)	—	111,430	111,430	*
Lisa Bright(15)	—	28,207	28,207	*
Thomas Larson(16)	—	28,750	28,750	*
Juha Punnonen, M.D., Ph.D.(17)	—	14,583	14,583	*
Jens Sigurd Okkels, Ph.D., M.Sc.	—	—	—	*
James I. Healy, M.D., Ph.D.(18)	1,979,514	56,332	2,035,846	4.8%
Albert Cha, M.D., Ph.D.(19)	2,166,832	56,332	2,223,164	5.3%
Birgitte Volck, M.D., Ph.D.(20)	—	51,957	51,957	*
Lars Holtug, M.Sc. (21)	—	3,645	3,645	*

*	Indicates beneficial ownership of less than 1% of the total outstanding ordinary shares.
(1)

Consists of (i) 2,282,315 ADSs and 1,480,976 ordinary shares held by OrbiMed Private Investment V, LP (“OPI V”) and (ii) 650,000 ADSs held by OrbiMed Partners Master Fund Limited (“OrbiMed Master Fund”) as reported by Amendment No. 10 to Schedule 13D filed with the SEC on June 15, 2018. OrbiMed Capital GP V LLC (“GP V”) is the general partner of OPI V. OrbiMed Advisors LLC (“OrbiMed Advisors”) is the sole managing member of GP V, which is the sole general partner of OPI V. OrbiMed Capital LLC (“OrbiMed Capital”) is the investment advisor to OrbiMed Master Fund. Carl L. Gordon is the managing member of and owner of a controlling interest in OrbiMed Advisors and OrbiMed Capital. By virtue of such relationships, GP V, OrbiMed Master Fund, OrbiMed Advisors, OrbiMed Capital and Mr. Gordon may be deemed to have voting and investment power with respect to the shares held by OPI V and OrbiMed Master Fund, and as a result may be deemed to have beneficial ownership of such shares. Each of GP V, OrbiMed Master Fund, OrbiMed Advisors, OrbiMed Capital, Mr. Isaly disclaims beneficial ownership of the shares held by OPI V and OrbiMed Master Fund, except to the extent of its or his pecuniary interest therein if any.

(2)

Consists of an aggregate of 4,203,246 ordinary shares and ADSs beneficially owned, or that may be deemed to be beneficially owned, by FMR LLC, certain of its affiliates and other companies as reported on Amendment No. 3 to Schedule 13G filed on February 13, 2019 by FMR LLC. Abigail P. Johnson is a Director, the Chairman and the Chief Executive Officer FMR LLC. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act (“Fidelity Funds”) advised by Fidelity Management & Research Company (“FMR Co”), a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds’ Boards of Trustees. Fidelity Management & Research Company carries out the voting of the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees. FMR LLC has its principal business office at 245 Summer Street, Boston, MA 02210.

(3)

Consists of 4,132,442 ADSs beneficially owned by RA Capital Management, LLC (“Capital”), as reported by Amendment No.76 to Schedule 13G filed with the SEC on February 11, 2019 by Capital and Peter Kolchinsky. Capital may be deemed a beneficial owner of the shares owned. Mr. Kolchinsky is the manager of Capital and may be deemed a beneficial owner of the shares beneficially owned by Capital. Capital and Mr. Kolchinsky have the shared power to vote and the shared power to dispose of 5,580,690 ordinary shares. Capital and Mr. Kolchinsky disclaim beneficial ownership of the shares described herein. The address of the Fund, Capital and Mr. Kolchinsky is c/o RA Capital Management, LLC, 20 Park Plaza, Suite 1200, Boston, MA 02116.

(4)

Consists of 4,110,892 ordinary shares and ADSs held by T. Rowe Price Associates, Inc. (“Price Associates”) as reported on Schedule 13G filed on February 14, 2019 by Price Associates. Price Associates, may be deemed to have sole power to vote over 1,187,224 shares and sole power to dispose of 4,110,892 shares. The address of Price Associates is 100 E. Pratt Street, Baltimore, Maryland 21202.

(5)

Consists of (i) 2,541,884 ordinary shares and ADSs held by Baker Brothers Life Sciences, L.P. and (ii) 295,468 ordinary shares and ADSs held by 667, L.P. (together with Baker Brothers Life Sciences, L.P., the “Funds”) as reported on Amendment No. 1 to Schedule 13G filed on February 13, 2019 by Baker Bros. Advisors LP (the “Adviser”), Baker Bros. Advisors (GP) LLC (the “Adviser GP”), Felix J. Baker and Julian C. Baker (collectively, “Baker Bros.”). Pursuant to the management agreements, as amended, among the Adviser, the Funds and their respective general partners, the Funds’ respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power of the securities held by the Funds, and thus the Adviser has complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments. The Adviser GP, Felix J. Baker and Julian C. Baker as principals of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds and may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of such securities. The address of Baker Bros. is c/o Baker Bros. Advisors LP, 860 Washington Street, 3rd Floor, New York, NY 10014.

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

(7)

Consists of (i) 638,740 ordinary shares held by Mr. Mikkelsen and (ii) 802,661 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of March 1, 2019 by Mr. Mikkelsen.

(8)	Consists of (i) 75,000 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of March 1, 2019 by Mr. Smith.
(9)	Consists of 137,026 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of March 1, 2019 by Mr. Jensen.
(10)	Consists of 141,974 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of March 1, 2019 by Ms. Sønderbjerg.
(11)	Consists of 49,432 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of March 1, 2019 by Mr. Rasmussen.
(12)	Consists of 127,500 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of March 1, 2019 by Dr. Leff.
(13)	Consists of 88,333 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of March 1, 2019 by Mr. Jensen.
(14)	Consists of 111,430 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of March 1, 2019 by Dr. Sprogøe.
(15)	Consists of 28,207 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of March 1, 2019 by Ms. Bright.
(16)	Consists of 28,750 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of March 1, 2019 by Mr. Larson.
(17)	Consists of 14,583 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of March 1, 2019 by Dr. Punnonen.
(18)

Consists of (i) 56,332 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of March 1, 2019 by Dr. Healy and (ii) 1,979,514 ordinary shares and ADSs held by Sofinnova Venture Partners IX, L.P. (“SVP IX”). Sofinnova Management IX, L.L.C. (“SM IX”), the general partner of SVP IX, may be deemed to have sole power to vote and sole power to dispose of shares directly owned by SVP IX. Dr. James I. Healy, and Dr. Anand Mehra, the managing members of SM IX, may be deemed to have shared voting and investment power over the shares directly owned by SVP IX. Dr. Healy disclaims beneficial ownership over the shares held by SVP IX, except to the extent of his pecuniary interest therein. The address of SVP IX is c/o Sofinnova Ventures, Inc., 3000 Sand Hill Road, Bldg. 4, Suite 250, Menlo Park, California 94025.

(19)

Consists of (i) 56,332 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of March 1, 2019 by Dr. Cha and (ii) securities beneficially owned by entities affiliated with Vivo Capital as set forth in footnote 6. Dr. Cha disclaims beneficial ownership of the shares beneficially owned by ViVo VII LP, except to the extent of his pecuniary interest therein.

(20)	Consists of 51,957 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of March 1, 2019 by Dr. Volck.
(21)	Consists of 3,645 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of March 1, 2019 by Mr. Holtug.

Record holders

As of March 1, 2019, assuming that all of our ordinary shares represented by ADSs are held by residents of the United States, approximately 98.4% of our outstanding ordinary shares were held in the United States by seven holders of record and 1.6% of our outstanding ordinary shares were held outside of the United Stated by two holders of record. At such date, there were outstanding 40,282,650 ADSs, each representing one of our ordinary shares, and in the aggregate representing 95.6% of our outstanding ordinary shares. At such date, there were four holders of record registered with the Bank of New York Mellon, depositary of the ADSs. The actual number of holders is greater than these numbers of record holders and includes beneficial owners whose ADSs are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.

B.	Related Party Transactions

The following is a description of related party transactions we have entered into since January 1, 2018 with any of our board members, our senior management and the owners of more than five percent of our share capital.

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

Visen Pharmaceuticals

VISEN Pharmaceuticals Formation

On November 8, 2018, we announced the formation of VISEN Pharmaceuticals, or Visen, a private entity established to develop, manufacture and commercialize our endocrinology rare disease therapies in the People’s Republic of China, Hong Kong, Macau, and Taiwan, or Greater China. In connection with the formation of Visen and pursuant to Exclusive License Agreements entered into on November 7, 2018, or the Rights Agreements, we, through certain subsidiaries, granted Visen exclusive rights to develop and commercialize therapeutic products based on our proprietary TransCon technologies which has been applied to develop novel products that release human growth hormone, parathyroid hormone or C-type natriuretic peptide in Greater China for use in all human indications, subject to certain exceptions. As consideration for the rights granted to Visen under the Rights Agreements, we, through certain subsidiaries, received 50% ownership in the outstanding shares of Visen and concurrently with the rights we granted to Visen, entities affiliated with Vivo Capital and Sofinnova Ventures, with which certain members of our board of directors are affiliated, purchased shares in Visen for an aggregate purchase price of $40,000,000 in cash.

Rights Agreements

Under the Rights Agreements, Visen must use diligent efforts to develop and commercialize licensed products in Greater China. Additionally, we and Visen will conduct certain research and development activities allocated to the respective party under a research and technical development plan, and Visen will reimburse us for costs of conducting such activities, including costs of our personnel committed to performing such activities in Greater China.

We will provide product supply to Visen for use in conducting clinical trials in Greater China pursuant to separate clinical supply agreements entered into concurrently with the Rights Agreements in accordance with the terms and conditions set forth therein. Additionally, we and Visen will negotiate in good faith the terms and conditions governing commercial supply of licensed product to Visen on the terms and conditions set forth in the Rights Agreements.

Under the Rights Agreements, we agreed not to research, develop, or commercialize competing products in Greater China, and Visen agreed not to grant certain rights under its interest in any inventions or intellectual property arising out of the activities conducted under the Rights Agreements to third parties, in each case, under the terms and conditions specified in the Rights Agreements. We will have the right to exploit inventions and intellectual property arising out of the activities conducted under the Rights Agreements outside of Greater China. Additionally, we granted Visen a right of first negotiation to develop and commercialize certain of our endocrinology products in Greater China.

The Rights Agreements continue in effect for as long as a valid claim of a licensed patent exists in Greater China. Visen may terminate a Rights Agreement for convenience, for uncured material breach by us of a Rights Agreement and for our bankruptcy or insolvency-related events. We may terminate a Rights Agreement for certain specified material breaches thereof by Visen, in the event Visen undergoes a change of control in favor of a competitor, if Visen challenges the validity of any of the licensed patents and for Visen’s bankruptcy or insolvency-related events.

Shareholders Agreement

In connection with the formation of Visen, on November 7, 2018, we entered into a Shareholders Agreement, or the Shareholders Agreement, providing for certain rights and obligations of Visen and its shareholders. Pursuant to the Shareholders Agreement, Visen and the Visen shareholders agreed to certain negotiated information and inspection rights, rights relating to registration of shares held by shareholders, pro rata rights to participate in future offerings by Visen of certain securities of Visen subject to certain limited exceptions, drag along provisions relating to a change of control of Visen, rights of first refusal and co-sale with respect to proposed sales (if any) by shareholders of Visen (including sales by us).

Pursuant to the Shareholders Agreement, we have the right to designate an individual for election to the board of directors of Visen and Visen has agreed that certain specified events (including a certain liquidation events) shall require the approval of (i) shareholders of Visen holding at least 60% of Visen’s Series A preferred shares and/or (ii) certain members of the board of directors. Under the Shareholders Agreement and in connection with the formation of Visen, we have agreed to refrain from carrying out, or engaging in, the research, development, manufacture or commercialization of certain competing products in Greater China.

The Shareholders Agreement terminates by written agreement between us and an entity affiliated with Vivo Capital, and automatically terminates upon the dissolution of Visen. In addition, holders of a specified percentage of Series A preferred shares in Visen can terminate the Shareholders Agreement by written notice to the Visen upon the occurrence of certain events set forth in the Shareholders Agreement.

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

B.	Significant Changes

See Note 19 to the audited consolidated financial statements included elsewhere in this annual report.

Item 9 The Offer and Listing

A.	Offer and Listing Details

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

Authorizations to Our Board of Directors

As of the date of this Form 20-F, our board of directors is authorized to increase the share capital as follows:

•

Our board of directors is authorized to increase our share capital by up to 6,298,860 shares without pre-emptive subscription rights for existing shareholders in connection with cash contributions, debt conversion and contributions in kind, provided, however, that the capital increases are carried out at market value. This authorization is valid until May 23, 2022.

•

Our board of directors is authorized to increase our share capital by up to 15,000,000 shares with pre-emptive subscription rights for existing shareholders in connection with cash contributions, provided, however, that the capital increases are carried out at market value. This authorization is valid until December 31, 2019.

•

Our board of directors is authorized to issue an additional 2,483,625 warrants and to increase our share capital by up to 2,483,625 shares without pre-emptive subscription rights for existing shareholders in connection with the exercise, if any, of said warrants and to determine the terms and conditions thereof. Our board of directors cannot issue warrants pursuant to this authorization to the extent that already issued and still outstanding warrants under this authorization amount to 20% or more of our share capital. This authorization is valid until May 28, 2023.

•

Our board of directors is, without pre-emptive rights for the existing shareholders, authorized to obtain loans against issuance of convertible notes which confer the right to subscribe up to 5,000,000 shares. The convertible notes shall be offered at a subscription price and a conversion price that correspond in aggregate to at least the market price of the shares at the time of the decision of our board of directors to issue the convertible notes. The loans shall be paid in cash and our board of directors shall determine the terms and conditions for the convertible notes. This authorization is valid until December 31, 2019.

•

Our board of directors is authorized at one or more times to increase the Company’s share capital in favor of its employees and the employees of its subsidiaries with up to nominal DKK 500,000 without pre-emptive subscription rights for the Company’s shareholders. This authorization is valid until May 23, 2021.

If our board of directors exercises its authorizations in full, and all warrants and convertible debt instruments are exercised fully (not including already issued warrants), then our share capital will amount to 76,209,600 shares consisting of 76,209,600 shares with a nominal value of DKK 1 each.

At the extraordinary general meeting held on January 23, 2015, our shareholders authorized our board of directors to allow us to acquire up to 1,000,000 shares of our share capital as treasury shares at a price corresponding to +/-10% of the listed share price at the time of the acquisition. The authorization is valid until December 31, 2019. The authorization can be used to purchase treasury shares directly and/or to acquire ADSs. As of the date of this annual report, we have not used this authorization.

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

Summary of Provisions Regarding the Board of Directors and the Executive Board

Pursuant to our articles of association, our board of directors shall be elected by our shareholders at the general meeting and shall be composed of not less than three and no more than 10 members. With respect to the duration of the term which our board members severally hold office, the board of directors is classified into two classes as nearly equal in number as possible. Such classes consist of one class of directors (“Class I”) who were elected at the annual general meeting held in 2017 for a term expiring at the annual general meeting to be held in 2019; and a second class of directors (“Class II”) who were elected at the annual general meeting held in 2018 for a term expiring at the annual general meeting to be held in 2020. The shareholders shall increase or decrease the number of directors, in order to ensure that the two classes shall be as nearly equal in number as possible; provided, however, that no decrease shall have the effect of shortening the term of any other director. At each annual general meeting beginning in 2016, the successors of the class of directors whose term expires at that meeting shall be elected to hold office for a term expiring at the annual general meeting held in the second year following the year of their election. Board members must retire from the board of directors at the annual general meeting following their 75th birthday. Board members are not required to own any shares of our share capital.

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

Duties of Board Members

Denmark. Public limited liability companies in Denmark are usually subject to a two-tier governance structure with the board of directors having the ultimate responsibility for the overall supervision and strategic management of the company in question and with an executive board/management being responsible for the day-to-day operations. Each board member and member of the executive board/management is under a fiduciary duty to act in the interest of the company but shall also take into account the interests of the creditors and the shareholders. Under Danish law, the members of the board of directors and executive management of a limited liability company are liable for losses caused by negligence whether shareholders, creditors or the company itself suffers such losses. They may also be liable for wrongful information given in the annual financial statements or any other public announcements from the company. An investor suing for damages is required to prove its claim with regard to negligence and causation. Danish courts, when assessing negligence, have been reluctant to impose liability unless the directors and officers neglected clear and specific duties. This is also the case when it comes to liability with regard to public offerings or liability with regard to any other public information issued by the company.

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

Our company currently employs more than an average of 35 employees and has done so since 2016. Consequently, from 2018, our employees will be entitled to demand representation on our board of directors. The question will, upon request from the employees, be put to a popular vote among the employees. If more than half of the employees (regardless whether they participate in the vote) vote in favor of having representation, we must organize an election process.

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

Delaware. The Delaware General Corporation Law generally permits transactions involving a Delaware corporation and an interested director of that corporation if:

•	the material facts as to the director’s relationship or interest are disclosed and a majority of disinterested directors’ consent;

•	the material facts are disclosed as to the director’s relationship or interest and a majority of shares entitled to vote thereon consent; or

•	the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board of directors or the stockholders.

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

Sale of the ADSs (Individuals)

Gains from the sale of shares are taxed as share income at a rate of 27% on the first DKK 54,000 (for cohabiting spouses, a total of DKK 108,000) and at a rate of 42% on share income exceeding DKK 54,000 (for cohabiting spouses over DKK 108,000). Such amounts are subject to annual adjustments and include all share income (i.e., all capital gains and dividends derived by the individual or cohabiting spouses, respectively).

Gains and losses on the sale of shares are calculated as the difference between the purchase price and the sales price. The purchase price is generally determined using the average method (in Danish “gennemsnitsmetoden”) as a proportionate part of the aggregate purchase price for all the shareholder’s shares in the company.

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

Dividends (Companies)

Dividends paid on Subsidiary Shares and Group Shares are tax-exempt irrespective of ownership period.

Dividends paid on Tax-Exempt Portfolio Shares are partly taxable as 70% of the dividends received are included in the taxable income, which is equivalent to an effective taxation of 15.4% (70% of 22%) irrespective of ownership period.

Dividends paid on Taxable Portfolio Shares are subject to the standard corporation tax rate of 22% irrespective of ownership period.

The actual withholding tax rate is as a starting point 27%, while it can be reduced (0%, 15.4%, 22%) if certain requirements are met. A claim for repayment can be made within 2 months or the excess tax will offset the corporation income tax for the year.

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

Reduction according to a tax treaty

In the event that the shareholder is a resident of a state with which Denmark has entered into a tax treaty, the shareholder may generally, through certain certification procedures, seek a refund from the Danish tax authorities of the tax withheld in excess of the applicable treaty rate, which is typically 15%. Denmark has entered into tax treaties with approximately 80 countries, including the United States, Switzerland and almost all members of the European Union. The tax treaty between Denmark and the United States generally provides for a 15% tax rate.

Reduction according to Danish tax law

If the shareholder holds less than 10% of the nominal share capital (in the form of ordinary shares in the company and not on the basis of the number of the ADSs issued) of the company and the shareholder is tax resident in a state which has a tax treaty or an international agreement, convention or other administrative agreement on assistance in tax matters according to which the competent authority in the state of the shareholder is obligated to exchange information with Denmark, dividends are subject to tax at a rate of 15%. If the shareholder is tax resident outside the European Union, it is an additional requirement for eligibility for the 15% tax rate that the shareholder together with related shareholders holds less than 10% of the nominal share capital of the company.

Note that the reduced tax rate does not affect the withholding rate, which is why the shareholder must claim a refund as described above in order to benefit from the reduced rate.

Where a non-resident of Denmark holds shares which can be attributed to a permanent establishment in Denmark, dividends are taxable pursuant to the rules applying to Danish tax residents described above.

Dividends (Companies)

Dividends from Subsidiary Shares are tax exempt provided that the taxation of the dividends is to be waived or reduced in accordance with the Parent-Subsidiary Directive (2011/96/EEC) or in accordance with a tax treaty with the jurisdiction in which the company investor is resident. If Denmark is to reduce taxation of dividends to a foreign company under a tax treaty, Denmark will not—as a matter of domestic law—exercise such right and will in general not impose any tax at all. Further, dividends from Group Shares—not also being Subsidiary Shares—are exempt from Danish tax provided the company investor is a resident of the European Union or the EEA and provided the taxation of dividends should have been waived or reduced in accordance with the Parent-Subsidiary Directive (2011/96/EEC) or in accordance with a tax treaty with the country in which the company investor is resident had the shares been Subsidiary Shares.

Dividends paid on both Tax-Exempt and Taxable Portfolio Shares are generally subject to tax at a rate of 22% irrespective of ownership period. While the actual withholding tax rate is as a starting point 27%, it can be reduced if certain requirements are met. If the withholding tax rate applied is higher than the applicable final tax rate for the shareholder, a request for a refund of Danish tax in excess hereof can be made by the shareholder in the following situations:

Reduction according to a tax treaty

In the event that the shareholder is a resident of a state with which Denmark has entered into a tax treaty, the shareholder may generally, through certain certification procedures, seek a refund from the Danish tax authorities of the tax withheld in excess of the applicable treaty rate, which is typically 15%. Denmark has entered into tax treaties with approximately 80 countries, including the United States and almost all members of the European Union. The tax treaty between Denmark and the United States generally provides for a 15% rate.

Reduction according to Danish tax law

If the shareholder holds less than 10% of the nominal share capital (in the form of ordinary shares in the company and not on the basis of the number of the ADSs issued) in the company and the shareholder is resident in a jurisdiction which has a tax treaty or an international agreement, convention or other administrative agreement on assistance in tax according to which the competent authority in the state of the shareholder is obligated to exchange information with Denmark, dividends are generally subject to a tax rate of 15%. If the shareholder is tax resident outside the European Union, it is an additional requirement for eligibility for the 15% tax rate that the shareholder together with related shareholders holds less than 10% of the nominal share capital of the company. Note that the reduced tax rate does not affect the withholding rate, hence, in this situation the shareholder must also in this situation claim a refund as described above in order to benefit from the reduced rate.

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

The following discussion does not address all U.S. federal income tax consequences relevant to a holder’s particular circumstances or to holders subject to particular rules, including:

•	U.S. expatriates and certain former citizens or long-term residents of the United States;

•	persons subject to the alternative minimum tax;

•	persons whose functional currency is not the U.S. dollar;

•	persons holding the ADSs as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions;

•	real estate investment trusts or regulated investment companies;

•	brokers, dealers or traders in securities, commodities or currencies;

•	partnerships, S corporations or other entities or arrangements treated as partnerships for U.S. federal income tax purposes;

•	tax-exempt organizations or governmental organizations;

•	persons who acquired the ADSs pursuant to the exercise of any employee share option or otherwise as compensation;

•

persons subject to special tax accounting rules as a result of any item of gross income with respect to the ADSs being taken into account in an “applicable financial statement” (as defined in the Code);

•	persons that own or are deemed to own 10% or more of our equity by vote or value;

•	persons that hold their ADSs through a permanent establishment or fixed base outside the United States; and

•	persons deemed to sell the ADSs under the constructive sale provisions of the Code.

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

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. Generally, a holder of an ADS should be treated for the U.S. federal income tax purposes as holding the ordinary shares represented by the ADS. Accordingly, no gain or loss will be recognized upon an exchange of ADSs for ordinary shares. The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the beneficial ownership of the underlying security. Accordingly, the creditability of foreign taxes, if any, as described below, could be affected by actions taken by intermediaries in the chain of ownership between the holders of ADSs and our company if as a result of such actions the holders of ADSs are not properly treated as beneficial owners of underlying ordinary shares.

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

Passive Foreign Investment Company

Based on the market price of the ADSs and the value and composition of our income and assets, we do not believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2018. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you we will not be a PFIC for any taxable year. A non-U.S. corporation is considered a PFIC for any taxable year if either:

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

For each taxable year we are treated as a PFIC with respect to you, you will be subject to special tax rules with respect to any “excess distribution” (as defined below) you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs will be treated as an “excess distribution.” Under these special tax rules, if you receive any “excess distribution” or realize any gain from a sale or other disposition of the ADSs:

•	the “excess distribution” or gain will be allocated ratably over your holding period for the ADSs,

•	the amount allocated to the current taxable year, and any taxable year before the first taxable year in which we were a PFIC, will be treated as ordinary income, and

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

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a “mark-to-market” election for such stock to elect out of the general tax treatment for PFICs discussed above. If you make a “mark-to-market” election for the ADSs, you will include in income for each year we are a PFIC an amount equal to the excess, if any, of the fair market value of the ADSs as of the close of your taxable year over your adjusted basis in such ADSs. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net “mark-to-market” gains on the ADSs included in your income for prior taxable years. Amounts included in your income under a “mark-to-market” election, as well as gain on the actual sale or other disposition of the ADSs, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any “mark-to-market” loss on the ADSs, as well as to any loss realized on the actual sale or disposition of the ADSs to the extent the amount of such loss does not exceed the net “mark-to-market” gains previously included for the ADSs. Your basis in the ADSs will be adjusted to reflect any such income or loss amounts. If you make a valid “mark-to-market” election, the tax rules that apply to distributions by corporations that are not PFICs would apply to distributions by us, except the lower applicable tax rate for qualified dividend income would not apply. If we cease to be a PFIC when you have a “mark-to-market” election in effect, gain or loss realized by you on the sale of the ADSs will be a capital gain or loss and taxed in the manner described above under “Taxation of Disposition of the ADSs.”

The “mark-to-market” election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter, or regularly traded, on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. Any trades that have as their principal purpose meeting this requirement will be disregarded. The ADSs have been approved for listing on The Nasdaq Global Select Market and, accordingly, provided the ADSs are regularly traded, if you are a holder of ADSs, the “mark-to-market” election would be available to you if we are a PFIC. Once made, the election cannot be revoked without the consent of the IRS unless the ADSs cease to be “marketable stock.” If we are a PFIC for any year in which the U.S. Holder owns ADSs but before a “mark-to-market” election is made, the interest charge rules described above will apply to any “mark-to-market” gain recognized in the year the election is made. If any of our subsidiaries are or become PFICs, the “mark-to-market” election will not be available with respect to the shares of such subsidiaries that are treated as owned by you. Consequently, you could be subject to the PFIC rules with respect to income of the lower-tier PFICs the value of which already had been taken into account indirectly via “mark-to-market” adjustments. A U.S. Holder should consult its tax advisors as to the availability and desirability of a “mark-to-market” election, as well as the impact of such election on interests in any lower-tier PFICs.

In certain circumstances, a U.S. Holder of stock in a PFIC can make a “qualified electing fund election” to mitigate some of the adverse tax consequences of holding stock in a PFIC by including in income its share of the corporation’s income on a current basis. However, we do not currently intend to prepare or provide the information that would enable you to make a “qualified electing fund election.”

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

We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than four months after the close of each fiscal year, which is December 31. The SEC maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and major shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

The Bank of New York Mellon, as depositary, registers and delivers American Depositary Shares, also referred to as ADSs. Each ADS represents one ordinary share (or a right to receive one ordinary share) deposited with The Bank of New York Mellon, London Branch, or any successor, as custodian for the depositary. Each ADS also represents any other securities, cash or other property which may be held by the depositary in respect of the depositary facility. The depositary’s corporate trust office at which the ADSs are administered and its principal executive office is located at 240 Greenwich Street, New York, New York 10286.

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

Our chief executive officer and principal financial and accounting officers, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of December 31, 2018, have concluded that based on the evaluation of these controls and procedures required by Rule 13a-15(b) of the Exchange Act, our disclosure controls and procedures were effective.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2018. This assessment was performed under the directions and supervision of our Chief Executive Officer and our principal financial and accounting officers and based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission.

A material weakness is a control deficiency, or a combination of control deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected. These control deficiencies could result in a misstatement of the financial statement accounts or related disclosures that would result in a material misstatement in the annual or interim consolidated financial statements that would not be prevented or detected on a timely basis. Based on management’s assessment of those criteria, management has concluded that the design and operating effectiveness of our internal control over financial reporting was effective as of December 31, 2018.

The effectiveness of the Company’s internal control over financial reporting has been audited by Deloitte Statsautoriseret Revisionspartnerselskab, our independent registered public accounting firm, as stated in their report on the Company’s internal control over financial reporting as of December 31, 2018, which is included under Item 15C, below.

C.	Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2018 has been audited by Deloitte Statsautoriseret Revisionspartnerselskab, an independent registered public accounting firm, as stated in their report, which appears in Item 18 on page F-4.

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

Item 16A Audit Committee Financial Expert

Mr. Lars Holtug, an independent director and a member of the Audit Committee, qualifies as an “audit committee financial expert,” as defined in Item 16A of Form 20-F and as determined by our board of directors.

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

	Year ended December 31, 2018		Year ended December 31, 2017
	EUR’000%		EUR’000%
Audit Fees	693	92%	566	100%
Audit-related Fees	—	—	—	—
Tax Fees	—	—	—	—
All Other Fees	62	8%	—	—

Total	755	100%	566	100%

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

Item 16H Mine Safety Disclosure

Not applicable.

PART III

Item 17 Financial Statements

See “Item 18 Financial Statements.”

Item 18 Financial Statements

ASCENDIS PHARMA A/S

Deloitte Statsautoriseret RevisionspartnerselskabStatsautoriseret CVR-no. 33 96 35 56 Weidekampsgade 6 P.O. Box 1600 0900 Copenhagen C Denmark Phone +45 36 10 20 3 Fax +45 36 10 20 4 www.deloitte.dk

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Ascendis Pharma A/S

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Ascendis Pharma A/S and subsidiaries (the “Company”) as of December 31, 2018 and 2017, the related consolidated statements of profit or loss and other comprehensive income, the consolidated statements of changes in equity, and the consolidated cash flow statements for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 3, 2019, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ Deloitte Statsautoriseret Revisionspartnerselskab

CVR no. 33963556

Copenhagen, Denmark

April 3, 2019

/s/ Henrik Kjelgaard	/s/ Max Damborg

State-Authorised Public Accountant	State-Authorised Public Accountant

We have served as the Company’s auditor since 2007.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Ascendis Pharma A/S

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Ascendis Pharma A/S and subsidiaries (the “Company”) as of December 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2018, of the Company and our report dated April 3, 2019, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management’s annual report on internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte Statsautoriseret Revisionspartnerselskab

CVR no. 33963556

Copenhagen, Denmark

April 3, 2019

/s/ Henrik Kjelgaard	/s/ Max Damborg
State-Authorised Public Accountant	State-Authorised Public Accountant

Consolidated Statements of Profit or Loss and Other Comprehensive Income for the Years Ended December 31

	Notes	2018	2017	2016
		(EUR’000)
Revenue	4, 5	10,581	1,530	4,606
Research and development costs		(140,281)	(99,589)	(66,022)
General and administrative expenses		(25,057)	(13,482)	(11,504)

Operating profit/(loss)		(154,757)	(111,541)	(72,920)
Share of profit/(loss) of associate	12	(321)	—	—
Finance income	7	24,714	923	7,300
Finance expenses	7	(127)	(13,756)	(3,112)

Profit/(loss) before tax		(130,491)	(124,374)	(68,732)
Tax on profit/(loss) for the year	8	394	477	227

Net profit/(loss) for the year		(130,097)	(123,897)	(68,505)

Other comprehensive income/(loss)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations		17	65	6

Other comprehensive income/(loss) for the year, net of tax		17	65	6

Total comprehensive income/(loss) for the year, net of tax		(130,080)	(123,832)	(68,499)

Profit/(loss) for the year attributable to owners of the Company		(130,097)	(123,897)	(68,505)
Total comprehensive income/(loss) for the year attributable to owners of the Company		(130,080)	(123,832)	(68,499)

		EUR	EUR	EUR
Basic and diluted earnings/(loss) per share		(3.17)	(3.68)	(2.58)

Number of shares used for calculation (basic and diluted) (1)		41,085,237	33,626,305	26,564,414

(1)

A total of 5,611,629 warrants outstanding as of December 31, 2018 (a total of 4,621,154 warrants and 3,691,765 warrants outstanding as of December 31, 2017 and 2016, respectively) can potentially dilute earnings per share in the future but have not been included in the calculation of diluted earnings per share because they are antidilutive for the periods presented.

Consolidated Statements of Financial Position as of December 31,

	Notes	2018	2017
		(EUR’000)
Assets
Non-current assets
Intangible assets	9	3,495	3,495
Property, plant and equipment	10	4,325	2,557
Investment in associate	12	17,083	—
Deposits	17	1,158	293

		26,061	6,345

Current assets
Trade receivables	17	6	188
Other receivables		1,775	1,410
Prepayments		12,415	6,907
Income taxes receivable	8	849	778
Cash and cash equivalents	17	277,862	195,351

		292,907	204,634

Total assets		318,968	210,979

Equity and liabilities
Equity
Share capital	13	5,659	4,967
Distributable equity	14	274,391	182,244

Total equity		280,050	187,211

Current liabilities
Contract liabilities	15	6,902	—
Trade payables	17	19,740	17,434
Other payables		12,267	6,334
Income taxes payable		9	—

		38,918	23,768

Total liabilities		38,918	23,768

Total equity and liabilities		318,968	210,979

Consolidated Statements of Changes in Equity

		Distributable Equity (EUR ‘000)
	Share Capital	Share Premium	Foreign Currency Translation Reserve	Share-based Payment Reserve	Accumulated Deficit	Total
Equity at January 1, 2016	3,374	182,085	(85)	5,763	(70,808)	120,329

Loss for the year	—	—	—	—	(68,505)	(68,505)
Other comprehensive loss, net of tax	—	—	6	—	—	6

Total comprehensive income/(loss)	—	—	6	—	(68,505)	(68,499)
Share-based payment (Note 6)	—	—	—	7,321	—	7,321
Capital increase	980	124,986	—	—	—	125,966
Cost of capital increase	—	(8,504)	—	—	—	(8,504)

Equity at December 31, 2016	4,354	298,567	(79)	13,084	(139,313)	176,613
Loss for the year	—	—	—	—	(123,897)	(123,897)
Other comprehensive loss, net of tax	—	—	65	—	—	65

Total comprehensive income/(loss)	—	—	65	—	(123,897)	(123,832)
Share-based payment (Note 6)	—	—	—	9,709	—	9,709
Capital increase	613	132,496	—	—	—	133,109
Cost of capital increase	—	(8,388)	—	—	—	(8,388)

Equity at December 31, 2017	4,967	422,675	(14)	22,793	(263,210)	187,211

Loss for the year	—	—	—	—	(130,097)	(130,097)
Other comprehensive loss, net of tax	—	—	17	—	—	17

Total comprehensive income/(loss)	—	—	17	—	(130,097)	(130,080)
Share-based payment (Note 6)	—	—	—	19,652	—	19,652
Capital increase	692	215,693	—	—	—	216,385
Cost of capital increase	—	(13,118)	—	—	—	(13,118)

Equity at December 31, 2018	5,659	625,250	3	42,445	(393,307)	280,050

Consolidated Cash Flow Statements for the year Ended December 31

	2018	2017	2016
	(EUR’000)
Operating activities
Net profit/(loss) for the year	(130,097)	(123,897)	(68,505)
Reversal of non-cash consideration regarding revenue	(10,508)	—	—
Reversal of share of profit/(loss) of associate	321	—	—
Reversal of finance income	(24,714)	(923)	(7,300)
Reversal of finance expenses	127	13,756	3,112
Reversal of tax charge	(394)	(477)	(227)
Adjustments for:
Share-based payment	19,652	9,709	7,321
Depreciation and amortization	880	734	677
Changes in working capital:
Deposits	(865)	(25)	2
Trade receivables	182	99	777
Other receivables	(365)	(770)	(302)
Prepayments	(5,508)	(4,945)	1,857
Trade payables and other payables	8,262	10,755	4,711
Contract liabilities (deferred income)	—	(94)	(2,978)

Cash flows generated from/(used in) operations	(143,027)	(96,078)	(60,855)

Finance income received	4,020	923	123
Finance expenses paid	(127)	(97)	(5)
Income taxes received / (paid)	332	153	558

Cash flows from/(used in) operating activities	(138,802)	(95,099)	(60,179)

Investing activities
Acquisition of property, plant and equipment	(2,648)	(941)	(672)

Cash flows used in investing activities	(2,648)	(941)	(672)

Financing activities
Capital increase	216,385	133,109	125,966
Cost of capital increase	(13,118)	(8,388)	(8,504)

Cash flows from / (used in) financing activities	203,267	124,721	117,462

Increase / (decrease) in cash and cash equivalents	61,817	28,681	56,611

Cash and cash equivalents at January 1	195,351	180,329	119,649

Effect of exchange rate changes on balances held in foreign currencies	20,694	(13,659)	4,069

Cash and cash equivalents at December 31	277,862	195,351	180,329

Restricted cash included in cash and cash equivalents	5,566	63	—

Note 1—General Information

Ascendis Pharma A/S, together with its subsidiaries, is a clinical stage biopharmaceutical company applying its innovative TransCon technologies to build a leading, fully integrated rare disease company. Ascendis Pharma A/S was incorporated in 2006 and is headquartered in Hellerup, Denmark. Unless the context otherwise requires, references to the “Company,” “we,” “us” and “our” refer to Ascendis Pharma A/S and its subsidiaries.

The address of the Company’s registered office is Tuborg Boulevard 12, DK-2900 Hellerup, Denmark. The Company’s registration number in Denmark is 29918791.

On February 2, 2015, the Company completed an initial public offering, or IPO, which resulted in the listing of American Depositary Shares, or ADSs, representing the Company’s ordinary shares, under the symbol “ASND” in the United States on The Nasdaq Global Select Market.

The Company’s Board of Directors approved these consolidated financial statements on April 3, 2019.

Note 2—Summary of Significant Accounting Policies

Basis of Preparation

The consolidated financial statements are prepared in accordance with the International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and as adopted by the European Union, or EU.

The accounting policies applied when preparing the consolidated financial statements are described in detail below and are applied for all entities. Unless otherwise stated under the section “Changes in Accounting Policies and Disclosures” below, these policies have been applied consistently to all years presented. Significant accounting estimates used when exercising the accounting policies are described in Note 3.

Our consolidated financial statements have been prepared under the historical cost convention, apart from certain financial instruments that are measured at fair value at initial recognition.

Changes in Accounting Policies and Disclosures

New and Amended Standards and Interpretations

As of January 1, 2018, the Company has adopted IFRS 9, “Financial Instruments”, which introduces a new impairment model for financial assets measured at amortized cost based on an expected credit loss model, which currently applies to the Company’s bank deposits, trade receivables and deposits. The implementation of the impairment model under IFRS 9 had no impact on the consolidated financial statements.

At December 31, 2017, €17.4 million of trade payables and €6.3 million of other payables were combined and presented as a single amount of trade payables and other payables under current liabilities in the consolidated statements of financial position. In connection with adoption of IFRS 9, and in order to separate financial liabilities from other payables, we have from December 31, 2018, presented other payables separately from trade payables in the consolidated statements of financial position. Comparative figures have been reclassified to reflect the change in presentation. The adoption of IFRS 9 had no other impact on the consolidated financial statements.

Further, the Company has adopted IFRS 15, “Revenue from Contracts with Customers”, which establishes a single, comprehensive framework for revenue recognition, based on a five-step model, which applies to the Company’s licensing agreements with multiple activities. IFRS 15 was adopted as of January 1, 2018 using the “retrospective method with the cumulative effect of initially applying this standard recognized at the date of the initial application”. The adoption of IFRS 15 had no impact on the consolidated financial statements.

Going Concern

The Company’s Board of Directors has, at the time of approving the consolidated financial statements, a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future. Thus, we continue to adopt the going concern basis of accounting in preparing the financial statements.

Recognition and Measurement

Assets are recognized in the consolidated statements of financial position when it is probable, as a result of a prior event, that future economic benefits will flow to us and the value of the asset can be measured reliably.

Liabilities are recognized in the consolidated statements of financial position when we have a legal or constructive obligation as a result of a prior event, and it is probable that future economic benefits will flow from us and the value of the liability can be measured reliably.

On initial recognition, assets and liabilities are measured at cost or at fair value, depending on the classification of the items. Measurement subsequent to initial recognition is affected as described below for each financial statement item. Anticipated risks and losses that arise before the time of presentation of the consolidated financial statements and that confirm or invalidate affairs and conditions existing at the consolidated statements of financial position date are considered at the time of recognition and measurement.

Income is recognized in the consolidated statements of profit or loss when earned, whereas costs are recognized by the amounts attributable to the financial year.

Basis of Consolidation

The consolidated financial statements include our parent company, Ascendis Pharma A/S, and all enterprises over which the parent company has control. We control an enterprise when we are exposed to, or have rights to, variable returns from our involvement with the enterprise and have the ability to control those returns through our power over the entity. Accordingly, the consolidated financial statements include Ascendis Pharma A/S and the subsidiaries listed in Note 11.

Consolidation Principles

The consolidated financial statements comprise the Company, and its subsidiaries at December 31, 2018. Subsidiaries, which are enterprises where we have control at the balance sheet date, are fully consolidated from the date upon which control is transferred to us. They are deconsolidated from the date control ceases.

We re-assess whether or not the Company controls an enterprise if facts and circumstances indicate that there are changes to one or more of the three elements of control, respectively:

•	The contractual arrangement(s) with the other vote holders of the enterprise

•	The Group’s voting rights and potential voting rights

•	Rights arising from other contractual arrangements

All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between our group enterprises are eliminated in full on consolidation.

Subsidiaries and our associate apply accounting policies in line with the Company’s accounting policies. When necessary, adjustments are made to bring the entities’ accounting policies in line with those of the Company.

An associate is an entity over which we have significant influence over financial and operational decisions but where we have neither control nor joint control. The Company’s associate is accounted for using the equity method. Under the equity method, the associate is initially recognized at cost. Thereafter, the carrying amount of the investment is adjusted to recognize changes in the Company’s share of net assets of the associate since the acquisition date.

The consolidated statements of profit or loss includes the Company’s share of result after tax and non-controlling interests of the associate. Transactions between the associate and the Company are eliminated proportionally according to our interest in the associate. Unrealized gains and losses resulting from transactions between the Group and its associate is eliminated to the extent of the interest in the associate.

After application of the equity method, we determine whether it is necessary to recognize an impairment loss related to the associate. Accordingly, at each reporting date, we determine whether there is objective evidence that the associate is impaired. If there is such evidence, we calculate the amount of impairment as the difference between the recoverable amount of the associate and its carrying value. Any impairment loss is recognized within share of profit/(loss) of associate in the consolidated statements of profit or loss.

Foreign Currency

Functional and Presentation Currency

Items included in the consolidated financial statements are measured using the functional currency of each Group entity. Functional currency is the currency of the primary economic environment in which the entity operates. The consolidated financial statements are presented in Euro (EUR), which is also the functional currency of the parent company.

Translation of Transactions and Balances

On initial recognition, transactions in currencies other than the individual entity’s functional currency are translated applying the exchange rate in effect at the date of the transaction. Receivables, payables and other monetary items denominated in foreign currencies that have not been settled at the balance sheet date are translated using the exchange rate in effect at the balance sheet date.

Exchange rate differences that arise between the rate at the transaction date and the rate in effect at the payment date, or the rate at the balance sheet date, are recognized in profit or loss as financial income or financial expenses. Property, plant and equipment, intangible assets and other non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions.

Currency Translation of Group Enterprises

When subsidiaries or associates that present their financial statements in a functional currency other than EUR are recognized in the consolidated financial statements, their statements of profit or loss are translated at average exchange rates. Balance sheet items are translated using the exchange rates at the balance sheet date. Exchange rate differences arising from translation of foreign entities’ balance sheet items at the beginning of the year to the balance sheet date exchange rates as well as from translation of statements of profit or loss from average rates to the exchange rates at the balance sheet date are recognized in other comprehensive income. Similarly, exchange rate differences arising from changes that have been made directly in a foreign subsidiary’s equity are recognized in other comprehensive income.

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

The acquisition price for an enterprise consists of the fair value of the consideration paid for the acquired enterprise. Costs that are attributable to the acquisition of the enterprise are recognized in the consolidated statement of profit or loss when incurred.

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired are all recorded as goodwill.

Goodwill is subject to annual impairment test. Impairment is calculated as the difference between the recoverable amount of the cash-generating unit that the goodwill relates to, and it’s carrying amount. Any impairment loss is recognized in the consolidated statement of profit or loss in a separate line item.

Revenue

Our revenue is primarily generated from collaboration- and license agreements. Further, we also generate revenue from development services under development and commercialization agreements. Additionally, revenue is generated from feasibility studies for potential partners to evaluate if our TransCon technologies enables certain advantages for their product candidates of interest. Such feasibility studies are often structured as short-term agreements with fixed fees for the work that we perform.

With reference to “Changes to accounting policies and disclosures”, the Company has adopted IFRS 15, “Revenue from Contracts with Customers”, effective from January 1, 2018. Thus, until December 31, 2017 revenue was recognized when it was probable that future economic benefits would flow to us and these benefits could be measured reliably. Further, revenue recognition required that all significant risks and rewards of ownership of the goods or services included in the transaction had been transferred to the buyer, and that we retained neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods or services sold.

From January 1, 2018, upon adoption of IFRS 15, when we enter into contract with customers, we assess the goods and/or services promised in the contract and identify distinct performance obligations. A promise in the agreement is considered a distinct performance obligation if both of the following criteria are met:

•

the customer can benefit from the goods or service either on its own or together with other resources that are readily available to the customer (i.e. the goods or service is capable of being distinct); and

•

the entity’s promise to transfer the goods or service to the customer is separately identifiable from other promises in the contract (i.e. the promise to transfer the goods or service is distinct within the context of the contract).

Under collaboration-, license, and other agreements that contain multiple promises to the customer, the promises are identified and accounted for as separate performance obligations, if these are distinct. If promises are not distinct, we combine those goods or services with other promised goods or services until we identify a bundle of goods or services that is distinct.

The transaction price in the contract is measured at fair value and reflects the consideration we expect to be entitled to in exchange for those goods or services. In the transaction price, variable consideration including milestone payments, is only included to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

The transaction price is allocated to each performance obligation according to their stand-alone selling prices and is recognized when control of the goods or services are transferred to the customer either, over time or at a point in time.

Revenue is stated net of value added tax, duties, etc. collected on behalf of a third party, and discounts. Usually the payment terms are within 1-2 months. We have no payment terms exceeding 12 months, and thus transaction prices are not adjusted for financing components.

The transition to IFRS 15 had no impact on recognition and measurement of revenue.

Research and Development Costs

Our research and development costs consist primarily of manufacturing costs, preclinical and clinical study costs, salaries and other personnel costs including pension and share-based payment, the cost of facilities, the cost of obtaining and maintaining our intellectual property portfolio, and the depreciation of assets used in research and development activities.

Research costs comprise costs incurred at the early stages of the drug development cycle from the initial drug discovery and are recognized in the consolidated statement of profit or loss when incurred.

A development project involves a single product candidate undergoing a series of studies to illustrate its safety profile and effect on human beings prior to obtaining the necessary approval from the appropriate authorities. Due to the risk related to the development of pharmaceutical products, we cannot estimate the future economic benefits associated with individual development projects with sufficient certainty until the development project has been finalized and the necessary market approval of the final product has been obtained. As a consequence, all development costs are recognized in the consolidated statement of profit or loss in the period to which they relate. Development costs also comprise manufacturing costs related to validation batches, or process performance qualification batches, on late-stage development projects.

General and Administrative Expenses

General and administrative expenses comprise salaries and other personnel costs including pension and share-based payment, office supplies, cost of facilities, and depreciation and amortization related to administrative activities.

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

The cost of equity-settled transactions is determined by the fair value at the date of grant using the Black-Scholes valuation model. The cost is recognized together with a corresponding increase in equity over the period in which the performance and/or service conditions are fulfilled, the vesting period. The fair value determined at the grant date of the equity-settled share-based payment is expensed on a straight-line basis over the vesting period for each tranche, based on our best estimate of the number of equity instruments that will ultimately vest. No expense is recognized for grants that do not ultimately vest.

Where an equity-settled grant is cancelled, it is treated as if it vested on the date of the cancellation, and any expense not yet recognized for the grant is recognized immediately. This includes any grant where non-vesting conditions within the control of either the entity or the employee are not met.

Where the terms and conditions for an equity-settled grant is modified, we recognize as minimum the services measured at the grant date fair value over the vesting period. Additionally, we re-measure the unvested grants at the date of modification and recognize any increase in the total fair value over the vesting period.

If a new grant is substituted for the cancelled grant and designated as a replacement grant on the date that it is granted, the cancelled and new grants are treated as if they were a modification of the original grant, as described in the previous paragraph.

Any social security contributions payable in connection with the grant or exercise of the warrants are recognized as incurred.

The assumptions used for estimating the fair value of share-based payment transactions are disclosed in Note 6.

Finance Income and Expenses

Finance income and expenses comprise interest income and expenses and realized and unrealized exchange rate gains and losses on transactions denominated in foreign currencies.

Interest income and interest expenses are stated on an accrual basis using the principal and the effective interest rate. The effective interest rate is the discount rate that is used to discount expected future payments related to the financial asset or the financial liability in order for the present value of such asset or liability to match their carrying amount.

Income Taxes

Tax for the year, which consists of current tax for the year and changes in deferred tax, is recognized in the consolidated statement of profit or loss by the portion attributable to the profit or loss for the year and recognized directly in equity or other comprehensive income by the portion attributable to entries directly in equity and in other comprehensive income. The current tax payable or receivable is recognized in the balance sheet, stated as tax computed on this year’s taxable income, adjusted for prepaid tax.

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

Deferred tax is measured using the tax rates and tax rules in the relevant countries that, based on acts in force or acts in reality in force at the balance sheet date, are expected to apply when the deferred tax is expected to crystallize as current tax. Changes in deferred tax resulting from changed tax rates or tax rules are recognized in the consolidated statement of profit or loss unless the deferred tax is attributable to transactions previously recognized directly in equity or other comprehensive income. In the latter case, such changes are also recognized in equity or other comprehensive income.

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

Plant and equipment acquired for research and development activities, which are expected to be used for research and development activities for more than one year, are capitalized and depreciated over the estimated useful life as research and development costs.

If the acquisition or use of the asset involves an obligation to incur costs of decommissioning or restoration of the asset, the estimated related costs are recognized as a provision and as part of the relevant asset’s cost, respectively.

The basis for depreciation is cost less estimated residual value. The residual value is the estimated amount that would be earned if selling the asset today net of selling costs, assuming that the asset is of an age and a condition that is expected after the end of its useful life. The cost of a combined asset is divided into smaller components, with such components depreciated individually if their useful lives vary.

Depreciation commences when the asset is available for use, which is when it is in the location and condition necessary for it to be capable of operating in the manner we intend.

Depreciation is calculated on a straight-line basis from the following assessment of an asset’s expected useful life:

Process plant and machinery	5 - 10 years
Other fixtures and fittings, tools and equipment	3 - 5 years
Leasehold improvements	3 - 5 years

The useful life for plant and equipment used in specific development activities, reflects the estimated time of the relevant development project.

Depreciation methods, useful lives and residual amounts are re-assessed at least annually.

Property, plant and equipment are written down to the lower of recoverable amount and carrying amount, as described in the “Impairment” section below.

Depreciation, impairment losses and gains and losses on disposal of property, plant and equipment are recognized in the consolidated statement of profit or loss as research and development costs or as general and administrative expenses, as appropriate.

Impairment

Property, plant and equipment and finite-lived intangible assets are reviewed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. The recoverable amount of goodwill is estimated annually irrespective of any recorded indications of impairment.

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are largely independent cash inflows, or cash-generating units, which for goodwill represent the lowest level within the enterprise at which the goodwill is monitored for internal management purposes. Prior impairments of non-financial assets, other than goodwill, are reviewed for possible reversal at each reporting date.

Receivables

Receivables comprise deposits, trade receivables, and other receivables, which are separately presented in the consolidated statements of financial position.

With reference to “Changes to accounting policies and disclosures”, the Company has adopted IFRS 9, “Financial Instruments”, effective as of January 1, 2018. Thus, until December 31, 2017, deposits and trade receivables were classified as loans and receivables, constituting financial assets with fixed or determinable payments. Receivables were initially recognized at their fair value, and subsequently measured at amortized cost.

From January 1, 2018, receivables (excluding receivables related to VAT and other indirect tax receivables) are classified as financial assets at amortized cost, as these are held to collect contractual cash flows and thus give rise to cash flows representing solely payments of principal and interest. Trade receivables are initially recognized at their transaction price and subsequently measured at amortized cost. Deposits are initially measured at their fair value and subsequently measured at amortized cost.

Other receivables comprise VAT and other indirect tax receivables, and thus not classified as financial assets, are measured at cost less impairment.

The carrying amount of receivables usually equals their nominal value less provision for impairments.

Prepayments

Prepayments comprise costs relating to a future financial period. Prepayments are measured at cost.

Cash and Cash Equivalents

Cash and cash equivalents comprise cash and demand deposits with financial institutions. Cash and cash equivalents are measured at amortized cost.

Allowance for Expected Credit Losses on Financial Assets

Financial assets comprise receivables (excluding receivables relating to VAT and other indirect tax receivables) and cash and cash equivalents.

In connection with adoption of IFRS 9, the Company has implemented a new impairment model for financial assets measured at amortized cost based on an expected credit loss model. Until December 31, 2017, provision for bad debts on financial assets was determined on the basis of an individual assessment of each receivable and recognized using an allowance account. From January 1, 2018 provision for bad debts is determined on the basis of a forward-looking expected credit loss (ECL”) model. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and the cash flows that we expect to receive, discounted at an approximation of the original effective interest rate.

For receivables, we will apply a simplified approach in calculating ECLs. Therefore, we will not track changes in credit risk, but instead we will assess a loss allowance based on lifetime ECL at each reporting date. Lifetime ECLs will be assessed on historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

For cash and cash equivalents, ECLs are assessed in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are assessed for credit losses that result from default events that are possible within the next 12-months (“12-month ECL”). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (“lifetime ECL”).

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

Foreign currency translation reserve includes exchange rate adjustments relating to the translation of the results and net assets of our foreign operations from their functional currencies to our presentation currency. The accumulated reserve of a foreign operation is recognized in the consolidated statement of profit or loss at the time we lose control, and thus cease to consolidate such foreign operation. The foreign currency translation reserve is an unrestricted reserve that is available to be distributed as dividends to the Company’s shareholders.

Reserve for share-based payment represents the corresponding entries to the share-based payment recognized in the consolidated statement of profit or loss, arising from our warrant programs.

Retained earnings or accumulated deficit represents the accumulated profits or losses from the Company’s operations. A positive reserve is available to be distributed as dividends to the Company’s shareholders.

Leases

Leases of property, plant and equipment, where we have substantially all of the risks and rewards of ownership, are classified as finance leases. Other leases are classified as operating leases.

No finance leases were in place at December 31, 2018 or December 31, 2017. Lease payments on operating leases are recognized on a straight-line basis in the consolidated statement of profit or loss over the term of the lease.

Total commitments under operating leases is disclosed in note 16.

Trade Payables

Trade payables including accrued expenses are measured at amortized cost applying the effective interest method to the effect that the difference between proceeds and nominal amount is recognized in the consolidated statement of profit or loss as a financial expense over the term of the liability.

Other Payables

Other payables comprise payables to public authorities, and short-term employee benefits payable within one year. Other payables are measured at their net-realizable values.

Contract Liabilities

Contract liabilities comprise deferred income from collaboration agreements and license agreements, where consideration received do not match the individual deliverables with respect to amount and satisfied performance obligations. Deferred income typically arises from up-front payments under our collaboration- and license agreements, relating to license grants or up-front funding of development activities. If we are participating in continued development of product candidates, up-front payments are recognized as deferred income and recognized as revenue over the anticipated period in which we are involved in the development activities. Deferred income is measured at the fair value of the income received.

Deferred income is recognized as revenue in the consolidated statement of profit or loss when the relevant performance obligation, to which the deferred revenue relates, is satisfied.

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

Cash flows from financing activities comprise changes in the share capital of Ascendis Pharma A/S and related costs.

The effect of exchange rate changes on cash and cash equivalents held or due in a foreign currency is presented separately from cash flows from operating, investing and financing activities.

Cash flows in currencies other than the functional currency are recognized in the cash flow statement, using the average exchange rates.

Cash and cash equivalents comprise cash at hand and deposits with financial institutions.

Any restricted cash included in the balance of cash and cash equivalents is presented as an additional disclosure in the cash flow statement.

Segment Reporting

We are managed and operated as one operating and reportable segment. No separate operating segments or reportable segments have been identified in relation to product candidates or geographical markets. Accordingly, except for entity wide disclosures, we do not disclose segment information on business segments or geographical markets.

Basic EPS

Basic Earnings per Share, or EPS, is calculated as the consolidated net income or loss from continuing operations for the period divided by the weighted average number of ordinary shares outstanding.

Diluted EPS

Diluted earnings per share is calculated as the consolidated net income or loss from continuing operations for the period divided by the weighted average number of ordinary shares outstanding adjusted for the dilutive effect of share equivalents. If the consolidated statement of profit or loss shows a net loss, no adjustment is made for the dilutive effect, as such effect would be anti-dilutive.

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

•

In January 2016, the IASB issued IFRS 16 “Leases”. The standard was endorsed by the EU in 2017 and will be effective for annual periods beginning on or after January 1, 2019 and replaces the current IAS 17 “Leases”. IFRS 16 requires, with a few exceptions, lessees to recognize assets (“right-of-use assets”) and liabilities for most leases. Accordingly, lease payments under contracts, currently classified as operating leases, will be recognized over the non-cancellable lease period as depreciation included in research and development costs, and general administrative expenses, respectively, and as interest expenses included in finance expenses. Currently, lease payments under operating leases are recognized as research and development costs, and general administrative expenses, respectively.

We will implement IFRS 16, by applying the modified retrospective approach. Accordingly, no comparative information will be restated, and the cumulative impact from implementing the standard will be recognized through retained earnings in the opening balance at January 1, 2019. The lease liability and corresponding lease asset will be measured at the present value of the remaining lease payments, discounted using an estimated incremental borrowing rate at January 1, 2019.

In the consolidated statement of financial position at January 1, 2019, we will recognize a right-of-use asset of €18.0 million, which include prepaid leases at December 31, 2018, and a lease liability of €17.4 million. Additionally, since lease payments will be classified as payments and interest on lease liabilities, the consolidated statement of profit or loss for 2019 will be impacted, from the leases in effect at January 1, 2019, with an increase in operating profit of €349 thousand, and an increase of financial expenses of €492 thousand. Accordingly, the net impact on the consolidated statement of profit or loss for 2019 from implementing IFRS 16 is a net loss of €143 thousand. Leases in effect at January 1, 2019, will impact cash outflow from financing activities for 2019 with €4.3 million, with a corresponding increase in cash flows from operating activities.

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

Revenue Recognition

We evaluate all our revenue generating transactions to ensure recognition in accordance with IFRS. Revenue is primarily generated from collaboration- and license agreements, which typically involve multiple promises, and thus require significant judgments by us on certain areas including:

•	Determining whether the promises in the agreements are distinct performance obligations;

•	Identifying and constraining variable consideration in the transaction price including milestone payments;

•	Allocating transaction price to identified performance obligations based on their relative stand-alone selling prices; and

•	Determining whether performance obligations are satisfied over time, or at a point in time.

Critical judgments relating to revenue recognition are described below.

Collaboration Agreements

Identifying Performance Obligations

Our two collaboration agreements in place were entered in 2010 and 2013, respectively. The agreements include grant of licenses and contemplate our involvement in the ongoing research and development of our partnered product candidates.

At the time the collaboration agreements were entered, the product candidates were early-stage development projects, where the partnered development activities were considered single performance obligations. Accordingly, up-front fees have been recognized as revenue over time based on our continued involvement in development activities.

License Agreements

The judgments that significantly affect the determination of the amount and timing of revenue from contracts with customers relates to three license agreements, which were entered into in 2018.

Identifying Performance Obligations and Allocating Transaction Price

The three license agreements grant the licensee exclusive rights to develop, manufacture, and commercialize the patented product candidates in Greater China (the “Territory”), including the right to grant sub-licenses to third parties. In addition to the licenses, we will deliver development services and provide clinical supply material to be used in clinical trials within the Territory.

In determination of the performance obligations under the license agreements, we have considered the stand-alone values of the promises in the contracts, and our responsibility in the future development activities including bringing the licensed products to market in the Territory.

While licensed product candidates are all in phase 1 or later, we have concluded that the licensee can benefit from each promise in the contract either on their own or together with readily available resources. Thus, each of the license agreements comprise following distinct performance obligations, licenses, development services, and clinical trial supplies, respectively.

Classification of Licenses as “Right-to-Use” or “Right-to-Access”

We have considered whether we are obligated or expected to perform research and development activities that significantly affect the licensee’s ability to benefit from product candidates. If we are contractually obligated, or if we determine that we are expected to perform research and development activities affecting the stand-alone functionality of the product candidate, the license is classified as “right-to-access”. Other licenses are classified as “right-to-use”.

While licensed products are patented drug formulas, our future activities do not affect their stand-alone functionalities. Accordingly, all three licenses been classified as “right-to-use”, with revenue recognized at the point in time, where licensee is granted access to the intellectual property.

Share-Based Payment

IFRS 2, “Share-Based Payment” requires an entity to reflect in its profit or loss and financial position the effects of share-based payment transactions, including expenses associated with transactions in which share options are granted to employees. We have granted warrants to employees, consultants and board members under three different programs.

We use the Black-Scholes option-pricing model to value the warrants granted and critical judgments need to be exercised in determining the appropriate input to the valuation model as well as to determine the appropriate way of recognizing the expenses under IFRS 2.

Warrants granted under our warrant programs vest on a monthly basis over periods of up to 48 months. Due to the graded vesting, the related expenses are recognized on an accelerated basis; i.e. each tranche of a warrant grant is treated separately for expense recognition purposes. Accordingly, the expenses related to each warrant grant is treated in up to 48 tranches, all being recognized over the vesting period.

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

Joint Arrangements / Collaboration Agreements

Collaboration agreements within our industry are often structured so that each party contributes its respective skills in the various phases of a development project. No joint control exists for such collaborations and the parties do not have any financial obligations on behalf of each other. Accordingly, neither of our collaborations nor license agreements are considered to be joint arrangements as defined in IFRS 11, “Joint Arrangements”.

Investment in Associate

On initial recognition of investments, we assess whether we have power over the enterprise. An associate is an enterprise where we have neither control or joint control, but where we have significant influence over financial and operational decisions based on judgment of the following factors:

•	the contractual arrangement(s) with the other vote holders of the investee

•	board representation

•	rights arising from other contractual arrangements

•	the Company’s voting rights and rights over protective decisions.

We have analyzed the structure of our investment in VISEN Pharmaceuticals and concluded that the enterprise is classified as an associate as defined in IAS 28 “Investments in Associates and Joint Ventures”.

Key Sources of Estimation Uncertainty

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities within the next financial year.

Revenue Recognition—Allocation of Transaction Price to Performance Obligations

Transaction price for license agreements comprises up-front, non-refundable, non-cash consideration. Additionally, the agreements comprise separate remuneration for clinical supplies and development services, which approximate their stand-alone-selling prices.

For two license agreements, entered in 2018, we have allocated up-front considerations to licenses and development services, respectively. While no active market exists for the licenses, we have determined the stand-alone value of the licenses according to an approximate market approach based on readily available information, which includes estimation uncertainties.

Impairment of Goodwill

Determining whether goodwill is impaired requires an estimation of the recoverable amount, being the higher of fair value less costs of disposal or value in use, of the cash-generating units to which goodwill has been allocated. The Company is determined to be a single cash-generating unit. Accordingly, the recoverable amount is determined based on an estimation of the Company’s fair value less costs of disposal. We have determined the fair value of goodwill after taking into account the market value of our ADSs representing the enterprise value of the group enterprise as of the balance sheet date. No impairment loss has been recognized in 2018, 2017 or 2016. The carrying amount of goodwill at December 31, 2018 and 2017 was €3.5 million. See note 9 for further details.

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

Useful Lives of Property, Plant and Equipment

We review the estimated useful lives of property, plant and equipment at the end of each reporting period. We have concluded that the useful lives applied for 2018, 2017 and 2016 are appropriate.

Except for the above areas, assumptions and estimates are not considered to be critical to the consolidated financial statements

Note 4—Revenue

Revenue has been recognized in the consolidated statements of profit or loss with the following amounts:

	2018	2017	2016
	(EUR’000)
Revenue from the rendering of services (recognized over time)	1,215	1,530	1,628
“Right-to-access” licenses (recognized over time)	—	—	2,978
“Right-to-use” licenses (recognized at a point in time)	9,366	—	—

Total revenue	10,581	1,530	4,606

	2018	2017	2016
	(EUR’000)
Revenue from external customers (geographical)
North America	10,581	1,530	4,606

Total revenue	10,581	1,530	4,606

Note 5—Segment Information

We are managed and operated as one business unit. No separate business areas or separate business units have been identified in relation to product candidates or geographical markets. Accordingly, except for entity wide disclosures, we do not disclose information on business segments or geographical markets.

Geographical information on revenue is included in Note 4, and the Company’s non-current assets are primarily located in our country of domicile, Denmark.

In the consolidated financial statements for 2018, a single customer (our associate) accounts for more than 10% of total revenue. For elaborating details, please refer to Note 12. The revenue from single customers was €10.5 million, €1.5 million, and €4.6 million for the financial years ended December 31, 2018, 2017, and 2016, respectively.

Note 6—Staff Cost

	2018	2017	2016
	(EUR’000)
Wages and salaries	29,418	19,918	15,288
Share-based payment	19,652	9,709	7,321
Pensions (defined contribution plans)	444	324	49
Social security costs	1,793	1,156	913

Total staff costs	51,307	31,107	23,571

Average number of employees	167	121	92

Staff costs are recognized in the consolidated statement of profit or loss as follows:

	2018	2017	2016
	(EUR’000)
Research and development costs	34,146	21,845	15,829
General and administrative expenses	17,161	9,262	7,742

Total staff costs	51,307	31,107	23,571

Key Management Personnel includes our Board of Directors (7 persons; 2017: 8 persons) and Executive Board (2 persons; 2017: 2 persons).

Compensation to Key Management Personnel comprises salaries, participation in annual bonus schemes, and share-based compensation. Share-based compensation is elaborated in further details in the section “Share-based payment”.

Compensation to Key Management Personnel included above is summarized below:

	2018	2017	2016
		(EUR’000)
Compensation to Key Management Personnel
Wages and salaries	1,809	1,731	1,449
Share-based payment	5,112	3,576	2,548
Pensions (defined contribution plans)	—	—	—
Social security costs	152	70	72

Total Compensation to Key Management Personnel	7,073	5,377	4,069

Out of the total compensation to key management personnel, €1,851 thousand (2017: €1,467 thousand, 2016: €1,187 thousand) related to the Board of Directors, and €5,222 thousand (2017: €3,910 thousand, 2016: €2,882 thousand) related to the Executive Board. Out of the share-based payment to key management personnel, under the warrant programs described below, €1,607 thousand (2017: €1,202 thousand, 2016: €938 thousand) related to the Board of Directors, and €3,505 thousand (2017: €2,374 thousand, 2016: €1,610 thousand) related to the Executive Board.

Share-based payment

Ascendis Pharma A/S has established warrant programs, equity-settled share-based payment transactions, as an incentive for all of our employees, members of our Board of Directors and select external consultants.

Warrants are granted by the Board of Directors in accordance with authorizations given to it by the shareholders of Ascendis Pharma A/S. As of December 31, 2018, 8,078,187 warrants had been granted, of which 19,580 warrants have been cancelled, 2,212,528 warrants have been exercised, 2,168 warrants have expired without being exercised, and 232,282 warrants have been forfeited. As of December 31, 2018, our Board of Directors was authorized to grant up to 2,538,125 additional warrants to our employees, board members and select consultants without preemptive subscription rights for the shareholders of Ascendis Pharma A/S. Each warrant carries the right to subscribe for one ordinary share of a nominal value of DKK 1. The exercise price is fixed at the fair market value of our ordinary shares at the time of grant as determined by our board of directors. Vested warrants may be exercised in two or four annual exercise periods as described below. Apart from exercise prices and exercise periods, the programs are similar.

Vesting Conditions

Warrants issued during the period from 2008 to 2012 generally vested over 36 months with 1/36 of the warrants vesting per month from the date of grant. However, some of these warrants were subject to shorter vesting periods, to a minimum of 24 months. All such warrants have been exercised or have expired as of December 31, 2018.

Effective from and after December 2012, warrants granted generally vest over 48 months with 1/48 of the warrants vesting per month from the date of grant.

Effective from and after December 2016, certain warrants issued to board members vest over 24 months with 1/24 of the warrants vesting per month from the date of grant.

Warrants generally cease to vest from the date of termination in the event that (i) the warrantholder terminates the employment contract and the termination is not a result of breach of the employment terms by us, or (ii) in the event that we terminate the employment contract and the warrantholder has given us good reason to do so. The warrantholder will, however, be entitled to exercise vested warrants in the first exercise period after termination.

In the event that we terminate the employment contract and the warrantholder has not given us good reason to do so, the warrantholder may keep the right to continued vesting and exercise of warrants as if the employment was still in effect. In such case, any expense not yet recognized for the outstanding warrants is recognized immediately.

Warrants issued to consultants, advisors and board members only vest so long as the consultant, advisor or board member continues to provide services to us.

Exercise Periods

Vested warrants may be exercised during certain exercise periods each year. For 657,749 outstanding warrants, there are two annual exercise periods that continue for 21 days from and including the day after the publication of (i) the annual report notification—or if such notification is not published—the annual report and (ii) our interim report (six-month report). For these warrants, the last exercise period is 21 days from and including the day after the publication of our interim report for the first half of 2023. For 272,997 outstanding warrants granted in connection with our Preference D financing, there are four annual exercise periods that continue for 21 days following the day of publication of (i) our interim report (three-month report); (ii) the annual report notification—or if such notification is not published—the annual report; (iii) our interim report (six-month report); and (iv) our interim report (nine-month report). For these warrants, the last exercise period is 21 days following the publication of our interim report (nine-month report) in 2023. For 4,680,883 warrants granted on or after December 18, 2015, there are four annual exercise periods; each exercise period begins two full trading days after the publication of the public release of our earnings data of a fiscal quarter and continues until the end of the second-to-last trading day in which quarter the relevant earnings release is published. The warrants granted in December 2015 and later expire ten years after the grant date.

In the event of liquidation, a merger, a demerger or a sale or share exchange of more than 50% of our share capital, the warrantholders may be granted an extraordinary exercise period immediately prior to the transaction in which warrants may be exercised.

Warrants not exercised by the warrantholder during the last exercise period shall become null and void without further notice or compensation or payment of any kind to the warrantholder.

If the warrantholder is a consultant, advisor or board member, the exercise of warrants is conditional upon the warrantholder’s continued service to us at the time the warrants are exercised. If the consultant’s, advisor’s or board member’s relationship with us should cease without this being attributable to the warrantholder’s actions or omissions, the warrantholder shall be entitled to exercise vested warrants in the pre-defined exercise periods.

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

On January 13, 2015, in preparation for the Company’s IPO, the shareholders decided at an extraordinary general meeting to issue bonus shares in the ratio of 3:1 of the Company’s authorized, issued and outstanding ordinary and preference shares. The decision had a corresponding impact on the number of warrants issued and the exercise prices for outstanding warrants. Accordingly, the number of warrants was adjusted upwards in the ratio of 3:1 with a corresponding downward adjustment of the exercise prices in the ratio of 3:1. The effect of the bonus shares has been retrospectively reflected in all periods presented in these consolidated financial statements.

Warrant Activity

Warrant compensation cost is recognized in the consolidated statement of profit or loss over the vesting period of the warrants granted.

	2018	2017	2016
	(EUR’000)
Research and development costs	10,225	4,775	3,722
General and administrative expenses	9,427	4,934	3,599

Total warrant compensation costs	19,652	9,709	7,321

The following table specifies number and weighted average exercise prices of, and movements in warrants during the year:

	Total Warrants	Weighted Average Exercise Price EUR
Outstanding at January 1, 2016	2,615,903	10.69

Granted during the year	1,202,500	17.69
Exercised during the year (1)	(115,212)	7.63
Forfeited during the year	(11,426)	13.88
Expired during the year	—	—

Outstanding at December 31, 2016	3,691,765	13.05

Vested at the balance sheet date	1,439,066	9.36

Granted during the year	1,196,000	30.15
Exercised during the year (1)	(193,171)	8.49
Forfeited during the year	(73,440)	16.42
Expired during the year	—	—

Outstanding at December 31, 2017	4,621,154	17.62

Vested at the balance sheet date	2,034,791	11.48

Granted during the year	1,637,375	54.43
Exercised during the year (1)	(611,683)	10.82
Forfeited during the year	(35,217)	28.24
Expired during the year	—	—

Outstanding at December 31, 2018	5,611,629	29.03

Vested at the balance sheet date	2,478,770	15.81

(1)	The weighted average share price (issued in $) at the date of exercise was €58.01, €26.75, and €16.74 for the financial years ended December 31, 2018, 2017, and 2016, respectively.

The following table specifies the weighted average exercise prices and weighted average remaining contractual life for outstanding warrants at December 31, 2018, per grant year.

	Number of Outstanding Warrants	Weighted Average Exercise Price EUR	Weighted Average Remaining Life (months)
Granted in 2012	532,011	8.00	56
Granted in 2013	83,738	8.00	56
Granted in 2014	314,997	6.78	59
Granted in 2015	815,895	15.67	83
Granted in 2016	1,067,469	17.89	93
Granted in 2017	1,164,144	30.15	106
Granted in 2018	1,633,375	54.43	118

Outstanding at December 31, 2018	5,611,629	29.03	96

At December 31, 2018, the exercise prices of outstanding warrants under our warrant programs range from €6.48 to €60.23 depending on the grant dates.

The range of exercise prices for outstanding warrants was €6.48 - €31.60, and €6.48 - €19.42, for the financial years ended December 31, 2017, and 2016, respectively. The weighted average remaining life for outstanding warrants was 112 months and 109 months, for the financial years ended December 31, 2017, and 2016, respectively.

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

The following table summarizes the input to the Black-Scholes Option Pricing model and the calculated fair values for warrant grants in 2018, 2017 and 2016:

	2018	2017	2016
Expected volatility	53 – 57%	54 — 60%	57 — 60%
Risk-free interest rate	(0.23) – 0.46%	(0.34) — 0.25%	(0.32) — 0.30%
Expected life of warrants (years)	5.05 – 7.14	5.05 — 7.10	5.05 — 7.13
Weighted average exercise price	EUR 54.43	EUR 30.15	EUR 17.69
Fair value of warrants granted in the year	EUR 17.90 – 31.81	EUR 9.65 — 17.29	EUR 5.78 — 11.07

Note 7—Finance Income and Finance Expenses

	2018	2017	2016
	(EUR’000)
Interest income	4,020	923	123
Exchange rate gains	20,694	—	7,177

Total finance income	24,714	923	7,300

Interest expense	(127)	(97)	(5)
Exchange rate losses	—	(13,659)	(3,107)

Total finance expenses	(127)	(13,756)	(3,112)

Interest income and expenses relates to financial assets and liabilities measured at amortized cost.

Note 8—Tax on Profit/(Loss) for the Year and Deferred Tax

	2018	2017	2016
	(EUR’000)
Tax on profit/(loss) for the year:
Current tax (expense)/income	394	477	227

	394	477	227

Tax for the year can be explained as follows:
Profit/(loss) before tax	(130,491)	(124,374)	(68,732)
Tax at the Danish corporation tax rate of 22%	28,708	27,362	15,121

Tax effect of:
Non-deductible costs	(4,327)	(1,553)	(1,153)
Additional tax deductions	4,074	356	65
Share of profit/(loss) of associate	(71)	—	—
Unrecognized deferred tax from associate	(2,312)	—	—
Tax credits	—	(1,028)	(740)
Other effects including effect of different tax rates	143	598	266
Valuation adjustments on deferred tax assets	(25,821)	(25,258)	(13,332)

Tax on profit/(loss) for the year	394	477	227
Effective tax rate	(0.30)%	(0.38)%	(0.33)%

No changes to deferred tax has been recognized in the consolidated statement of profit or loss for 2018, 2017 or 2016.

	2018	2017	2016
	(EUR’000)
Specification of Deferred Tax Asset
Tax deductible losses	(74,120)	(52,084)	(27,188)
Deferred income	(3,092)	(86)	(144)
Other temporary differences	(1,324)	(545)	(124)
Valuation allowances	78,536	52,715	27,456

Total Deferred Tax Asset at December 31	0	0	0

The deferred tax assets have not been recognized in the consolidated statements of financial position due to uncertainty relating to the future utilization. The deferred tax asset can be carried forward without timing limitations. For tax losses carried forward, certain limitations exist for amounts to be utilized each year.

Under Danish tax legislation, tax losses may be partly refunded by the tax authorities to the extent such tax losses arise from research and development activities. For the year ended December 31, 2018, the jointly taxed Danish entities had a negative taxable income, and accordingly were entitled to a tax refund of approximately €0.7 million, compared to approximately €0.7 million and €0.7 million for the years ended December 31, 2017 and 2016, respectively.

The parent company Ascendis Pharma A/S is jointly taxed with its Danish subsidiaries. The current Danish corporation tax is allocated between the jointly taxed Danish companies in proportion to their taxable income (full absorption with refunds for tax losses). These companies are taxed under the on-account tax scheme.

Note 9—Intangible Assets

Goodwill
(EUR’000)
Cost:

At January 1, 2017	3,495
Additions	—

December 31, 2017	3,495
Additions	—
December 31, 2018	3,495

Accumulated impairment:

At January 1, 2017	—
Impairment charge	—

At December 31, 2017	—
Impairment charge	—
At December 31, 2018	—

Carrying amount:
At December 31, 2018	3,495

At December 31, 2017	3,495

Due to the risk associated with drug development, future income from development projects cannot be determined with sufficient certainty until the development activities have been completed and the necessary marketing approvals have been obtained. Accordingly, we do not recognize internally generated intangible assets at this time. Thus, all research and development costs incurred for the financial years ended December 31, 2018, 2017 and 2016, were recognized in the consolidated statement of profit or loss.

Goodwill relates to the acquisition of Complex Biosystems GmbH (now Ascendis Pharma GmbH) in 2007. Goodwill was calculated as the excess amount of the purchase price to the fair value of identifiable assets acquired, and liabilities assumed at the acquisition date. Business combinations recognized before January 1, 2012, the Company’s date of transition to IFRS, have not been adjusted to IFRS 3, “Business Combinations”. Ascendis Pharma GmbH was initially a separate technology platform company but is now an integral part of our research and development activities, including significant participation in the development services provided to our external collaboration partners. Accordingly, it is not possible to look separately at Ascendis Pharma GmbH when considering the recoverable amount of the goodwill. Goodwill is monitored and tested for impairment on a consolidated level as we are considered to represent one cash-generating unit. The recoverable amount of the cash-generating unit is determined based on an estimation of the Company’s fair value less costs of disposal. We have determined the fair value of goodwill after taking into account the market value of our ADSs representing the enterprise value of our group enterprises as of the balance sheet date. The computation of our enterprise value significantly exceeded the carrying amount of our equity, leaving sufficient value to cover the carrying amount of goodwill. With reference to materiality, we have concluded that no further assumptions need to be applied in determining whether goodwill is impaired.

Goodwill is tested for impairment on an annual basis at December 31, or more frequently, if indications of impairment are identified. There have been no impairments recognized in any of the periods presented.

Note 10—Property, Plant and Equipment

	Plant and Machinery	Other Equipment	Leasehold Improve- ments	Total
	(EUR’000)
Cost:
At January 1, 2017	3,967	1,494	620	6,081
Additions	540	371	30	941
Disposals	—	(224)	—	(224)

At December 31, 2017	4,507	1,641	650	6,798
Additions	1,206	1,270	225	2,701
Disposals	(68)	(316)	—	(384)

At December 31, 2018	5,645	2,595	875	9,115

Accumulated depreciation:
At January 1, 2017	(2,676)	(786)	(269)	(3,731)
Depreciation charge	(378)	(292)	(64)	(734)
Disposals	—	224	—	224

At December 31, 2017	(3,054)	(854)	(333)	(4,241)
Depreciation charge	(410)	(415)	(55)	(880)
Disposals	16	315	—	331

December 31, 2018	(3,448)	(954)	(388)	(4,790)

Carrying amount:
At December 31, 2018	2,197	1,641	487	4,325

At December 31, 2017	1,453	787	317	2,557

Included in leasehold improvements at December 31, 2018 was an amount of €222 thousand (2017: €0 thousand) relating to expenditure for improvements under construction.

	2018	2017	2016
	(EUR’000)
Depreciation charges are recognized as:
Research and development costs	(827)	(701)	(645)
General and administrative expenses	(53)	(33)	(32)

Total depreciation charges	(880)	(734)	(677)

Note 11—Investments in Group Enterprises

Investments in Group enterprises comprise:

Subsidiaries	Domicile	Ownership
Ascendis Pharma GmbH	Germany	100%
Ascendis Pharma, Inc.	USA	100%
Ascendis Pharma Ophthalmology Division A/S	Denmark	100%

Subsidiaries	Domicile	Ownership
Ascendis Pharma Endocrinology Division A/S	Denmark	100%
Ascendis Pharma Bone Diseases A/S	Denmark	100%
Ascendis Pharma Growth Disorders A/S	Denmark	100%

Associate
VISEN Pharmaceuticals	Cayman Island	50%

Note 12 —Investment in Associate

VISEN Pharmaceuticals (“VISEN”) was formed in November 2018. The Company has granted VISEN exclusive rights to develop and commercialize TransCon hGH, TransCon PTH and TransCon CNP in Greater China (the “Territory”), and as consideration for the granting of such rights has received a 50% ownership of VISEN. The other investors contributed, in aggregate, $40 million in cash as their consideration for remaining 50% ownership.

VISEN is a private entity not listed on any public exchange, with business activities within developing, manufacturing and commercialization of endocrinology rare disease therapies in the Territory. The Company’s interest in VISEN is accounted for as an associate using the equity method in the consolidated financial statements as the Company has determined that it has significant influence but not joint control.

The following table illustrates the summarized relevant financial information of our investment in VISEN.

2018
VISEN Pharmaceuticals
Principal place of business	Cayman Island
Ownership	50%
(EUR’000)
Profit or loss
Profit / (loss) for the year	(642)
Financial position
Non-current assets	34,819
Current assets	34,155
Non-current liabilities	—
Current liabilities	9
Equity	68,965
Company’s share of equity before eliminations	34,483
Elimination of profit recognized at December 31	(17,400)
Company’s share of equity	17,083
Investment in associate at December 31	17,083

VISEN requires the Company’s consent to distribute dividend and incur indebtedness outside the normal course of business. At the reporting date, the Company has not given such consent.

VISEN had no contingent liabilities or capital commitments as at December 31, 2018. At the date these consolidated financial statements are authorized for use, no events have occurred after the balance sheet date that would influence the evaluation of these consolidated financial statements.

Transactions with VISEN in 2018 relate to the grant of three exclusive licenses, whereby the Company has received non-cash consideration in form of 40,000,000 shares in VISEN in return, reflecting a fair value of $40 million.

In the consolidated financial statements for 2018, €10.5 million was recognized as license income in the profit or loss, and €6.9 million is recognized as contract liabilities (deferred income) in the consolidated statement of financial position. Please refer to note 4 and note 15.

There are no trade balances held relating to VISEN at December 31, 2018. Similarly, no loans have been granted to or obtained from VISEN, respectively.

Note 13—Share Capital

The share capital of Ascendis Pharma A/S consists of 42,135,448 fully paid shares at a nominal value of DKK 1, all in the same share class.

The number of shares of the Company are as follows:

	2018	2017	2016	2015	2014
Changes in share capital
Beginning of year	36,984,292	32,421,121	25,128,242	16,935,780	10,801,948
Increase through cash contribution	5,151,156	4,563,171	7,292,879	8,192,462	6,133,832

End of year	42,135,448	36,984,292	32,421,121	25,128,242	16,935,780

Note 14—Distributable Equity

Share Premium Reserve

Share premium comprises the amounts received, attributable to shareholders’ equity, in excess of the nominal amount of the shares issued at the parent company’s capital increases, reduced by any expenses directly attributable to the capital increases. Under Danish legislation, share premium is an unrestricted reserve that is available to be distributed as dividends to a company’s shareholders. Also, under Danish legislation, the share premium reserve can be used to offset accumulated deficits.

Foreign Currency Translation Reserve

Exchange rate differences relating to the translation of the results and net assets of our foreign operations and associate from their functional currencies to our presentation currency are recognized directly in other comprehensive income and accumulated in the foreign currency translation reserve. The foreign currency translation reserve is an unrestricted reserve that is available to be distributed as dividends to a company’s shareholders.

Share-Based Payment Reserve

Warrants granted under our employee warrant program carry no rights to dividends and no voting rights. The share-based payment reserve represents the fair value of warrants recognized from grant date. Further details of the employee warrant program are provided in Note 6. Share-based payment reserve is an unrestricted reserve that is available to be distributed as dividends to a company’s shareholders.

Retained Earnings or Accumulated Deficits

Retained earnings or accumulated deficits represent the accumulated profit or losses from the Company’s operations. A positive balance of retained earnings is available to be distributed as dividends to a company’s shareholders.

Note 15—Contract liabilities

Deferred income was €6.9 million and €0 million, for the financial years ended December 31, 2018 and 2017, respectively, and relate to partially satisfied performance obligations due to our ongoing research and development of licensed product candidates.

The majority of the deferred income relating to partially satisfied performance obligations recognized at December 31, 2018, are expected to be recognized as revenue in 2019.

Note 16—Commitments and Contingencies

Operating Leases

We operate from leased premises in Denmark, Germany and the US. In addition, we have entered into operating leases for equipment. The total lease commitment (minimum lease payments) under operating leases was:

	2018	2017
	(EUR’000)
Within 1 year	4,220	2,951
Within 1 to 5 years	11,798	12,485
After 5 years	3,609	3,957

Total commitments held under operating leases	19,627	19,393

Lease arrangements regarding our premises are subject to extension options, providing us with the right (not obligation) to extend the lease after the initial term. Other than already exercised extension options, no extension options are deemed reasonably certain to be exercised at December 31, 2018.

Total expenses under operating leases were €2.7 million, €1.6 million, and €1.5 million for the financial years ended December 31, 2018, 2017, and 2016, respectively.

Of other contractual commitments, the Company has entered into service contracts of various lengths in respect of research and development, IT- and facility related services. Costs relating to the contracts are recognized as services are received.

Note 17—Financial Risk Management and Financial Instruments

Our financial assets and liabilities comprise the following;

	2018	2017
	(EUR’000)
Financial assets:
Deposits	1,158	293
Trade receivables	6	188
Cash and cash equivalents	277,862	195,351

Financial assets measured at amortized cost	279,026	195,832
Financial liabilities
Trade payables	19,740	17,434

Financial liabilities measured at amortized cost	19,740	17,434

The carrying amounts of the financial assets and financial liabilities are estimated being in line with the fair value due to the short-term nature of the balances.

Capital Management

We manage our capital to ensure that all group enterprises will be able to continue as going concerns while maximizing the return to shareholders through the optimization of our debt and equity balance. Our overall strategy in this regard has remained unchanged since 2012.

Our capital structure consists only of equity comprising issued capital, reserves and retained earnings. We do not hold any external debt.

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

We seek to minimize the effects of these risks by managing transactions and holding positions in the various currencies used in our operations. We do not enter or trade financial instruments for speculative purposes.

Market Risk

Our activities primarily expose our group enterprises to the financial risks of changes in foreign currency exchange rates and interest rates. We do not enter derivative financial instruments to manage our exposure to such risks.

Foreign Currency Risk Management

Our foreign exchange rate risks are unchanged to prior year. We are exposed to foreign exchange risks arising from various currency exposures, primarily with respect to the US Dollar, the British Pound and the Danish Krone.

Future milestone payments, which we are entitled to upon meeting underlying thresholds, are dominated in US Dollar. Further, the proceeds from our series D financing in November 2014, our IPO in February 2015 and our follow-on offerings in October 2016, September 2017 and February 2018 were in US Dollars. We seek to minimize our exchange rate risk by maintaining cash positions in the currencies in which we expect to incur the majority of our future expenses and we make payments from those reserves.

Foreign Currency Sensitivity Analysis

We are primarily exposed to US Dollars (USD), British Pounds (GBP), and Danish Kroner (DKK). There is an official target zone of 4.50% between DKK and EUR, which limits the likelihood of significant fluctuations between those two currencies in a short time-frame.

The following table details our sensitivity to a 10% increase and decrease in EUR against USD and GBP, respectively. 10% represents our assessment of the reasonably possible change in foreign currency rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the period-end for a 10% change in foreign currency rate. A positive number indicates an increase in profit and equity before tax, while a negative number indicates opposite. We believe the sensitivity analysis is representative of the inherent foreign exchange risk associated with our operations.

		Hypothetical impact on consolidated financial statements
2018	Nominal positions (EUR ‘000)	Increase in foreign exchange rate	Profit or loss before tax	Equity before tax
USD/EUR	178,308	10%	17,831	17,831
GBP/EUR	(816)	10%	(82)	(82)

		Hypothetical impact on consolidated financial statements
2017	Nominal positions (EUR ‘000)	Increase in foreign exchange rate	Profit or loss before tax	Equity before tax
USD/EUR	183,362	10%	18,336	18,336
GBP/EUR	1,163	10%	116	116

Interest Rate Risk Management

As we have no interest-bearing debt to third parties, derivatives or financial assets and liabilities measured at fair value, our exposure to interest rate risk primarily relates to the interest rates for our positions of cash and cash equivalents. Our future interest income from interest-bearing bank deposits and short-term investments may fall short of expectations due to changes in interest rates. We do not consider the effects of interest rate fluctuations to be a material risk to our financial position. Accordingly, no interest sensitivity analysis has been presented.

Credit Risk Management

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss. We consider all of our material counterparties to be creditworthy. Our exposure to credit risk is continuously monitored, in particular, if agreed payments are delayed.

While the concentration of credit risk is significant, we consider the credit risk for each of our individual counterparts to be low. Accordingly, since we had no significant trade receivables at December 31, 2018 or December 31, 2017, and our deposits are held with suppliers that are frequently used in our operations, we have made no provision for trade receivables or deposits.

Our maximum exposure to credit risk primarily relates to our cash and cash equivalents. The credit risk on cash and cash equivalents is limited because the counterparties, holding significant deposits, are banks with high credit-ratings assigned by international credit-rating agencies.

The banks are reviewed on a regularly basis and our deposits may be transferred during the year to mitigate credit risk.

We have considered the risk of Expected Credit Loss over our cash deposits, including the hypothetical impact arising from the probability of default (past due with 90 days) considering in conjunction with the expected loss given default from banks with similar credit rating and attributes. Our assessment did not reveal an expected material impairment loss, and accordingly we have made no provision for bank deposits.

Liquidity Risk Management

We manage our liquidity risk by maintaining adequate cash reserves and banking facilities, and by continuously monitoring our cash forecast and actual cash flows, and by matching the maturity profiles of financial assets and liabilities. We monitor the risk of a shortage of funds using a liquidity planning tool, to ensure enough funds available to settle liabilities as they fall due. We do not hold any long-term interest-bearing debt, and accordingly all financial liabilities fall due within 12 months.

Historically we have addressed the risk of insufficient funds through proceeds from our series D financing, our IPO, and our follow-on public offerings. The Company’s Board of Directors has, at the time of approving the consolidated financial statements, a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future.

Note 18—Related Party Transactions

The Board of Directors and Executive Board (Key Management Personnel) are considered related parties as they have authorities and responsibilities with planning and directing our operations. Related parties also include undertakings in which such individuals have a controlling or joint controlling interest. Additionally, all our group enterprises and our associate are considered related parties.

Neither our related parties nor our major shareholders hold a controlling or joint controlling interest in the Group.

We have entered into employment agreements with and issued warrants to Key Management Personnel. In addition, we are paying fees for board tenure and board committee tenure to the independent members of our Board of Directors. Please refer to note 6.

Transactions between group enterprises comprise management and license fees, research & development services, and clinical supplies. These transactions have been eliminated in the consolidated financial statements. Transactions and outstanding balances with our associate VISEN are disclosed in note 12.

We have entered into indemnification agreements with our board members and members of our senior management.

Except for the information disclosed above, we have not undertaken any significant transactions with members of the Key Management Personnel, or undertakings in which the identified related parties have a controlling or joint controlling interest.

Note 19—Ownership

The following persons, or groups of affiliated persons, are known by us to beneficially own more than 5% of our outstanding ordinary shares:

•	Entities affiliated with RA Capital Management, LLC, USA

•	OrbiMed Private Investments V, L.P., USA

•	Entities affiliated with FMR LLC, USA

•	Baker Bros. Advisors LP

•	T. Rowe Price Associates, Inc., USA

•	Entities affiliated with Vivo Capital, USA

The Company’s American Depository Shares are held through BNY (Nominees) Limited as nominee, of The Bank of New York Mellon, UK (as registered holder of the Company’s outstanding ADSs).

Note 20—Subsequent Events

On March 5, 2019, the Company entered into an underwriting agreement with J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC, Credit Suisse Securities (USA) LLC, and Evercore Group L.L.C., as representatives of the several underwriters named therein (collectively, the “Underwriters”), pursuant to which the Company agreed to issue and sell 4,166,667 ADSs to the Underwriters (the “March 2019 Offering”). The ADSs were sold at a public offering price of $120.00 per ADS and were purchased by the Underwriters from the Company at a price of $112.80 per ADS. Under the terms of the Underwriting Agreement, the Company granted the Underwriters the right, for 30 days, to purchase from the Company up to 625,000 additional ADSs at the public offering price, less the underwriting commissions. On March 11, 2019, the Underwriters exercised their option in full to purchase the additional 625,000 ADSs.

On March 14, 2019, the March 2019 Offering closed and the Company completed the sale and issuance of an aggregate of 4,791,667 ADSs. The Company received net proceeds from the March 2019 Offering of approximately $539.8 million, or €476.9 million at the date of closing, after deducting the Underwriters’ commissions and the Company’s estimated offering expenses.

No other events have occurred after the balance sheet date that would influence the evaluation of these consolidated financial statements.

Item 19 Exhibits

The following exhibits are filed as part of this annual report:

				Incorporated by Reference
Exhibit Number	Exhibit Description	Form	Date	Number		File Number	Provided Herewith

1.1	Articles of Association, currently in effect (English translation).	6-K	3/14/2019	1.1		001-36815

2.1	Deposit Agreement dated January 27, 2015 among Ascendis Pharma A/S The Bank of New York Mellon and Owners and Holders of American Depositary Shares.	F-3	2/2/2016	4.2		333-209336

2.2	Form of American Depositary Receipt (included in Exhibit 2.1).

4.1†	Exclusive Licence Agreement dated July 31, 2013 between Ascendis Pharma Ophthalmology Division A/S, Genentech, Inc. and F. Hoffmann-La Roche Ltd.	F-1	12/18/2014	10.1		333-201050

4.2†	Patent Transfer & Exclusive Licence Agreement dated December 15, 2010 between Ascendis Pharma A/S and Sanofi Aventis Deutschland GmbH.	F-1	12/18/2014	10.2		333-201050

4.3(a)	Rental Agreement, between Technologiepark Heidelberg II GmbH & Co. KG and Ascendis Pharma GmbH (English translation).	F-1	12/18/2014	10.3	(a)	333-201050

4.3(b)	Supplement No. 1 to Rental Agreement, between Technologiepark Heidelberg II GmbH & Co. KG and Ascendis Pharma GmbH (English translation).	F-1	12/18/2014	10.3	(b)	333-201050

4.4(a)#	Reference is made to Exhibit 1.1.

4.4(b)#	Form of Warrant Certificate for Warrants issued prior to December 2015.	F-1	12/18/2014	10.4	(b)	333-201050

4.4(c)#	Form of Warrant Certificate for Warrants issued since December 2015.	20-F	3/22/2017	4.4	(c)	001-36815

4.5#	Form of Indemnification Agreement for board members and senior management.	F-1	1/16/2014	10.5		333-201050

4.6(a)	Registration Rights Agreement dated November 24, 2014 among Ascendis Pharma A/S and the investors set forth therein.	F-1	12/18/2014	10.6		333-201050

4.6(b)	First Amendment to Registration Rights Agreement dated December 11, 2015 by and among Ascendis Pharma A/S and the investors set forth therein.	6-K	12/14/2015	4.2	001-36815

4.7	Registration Rights Agreement dated December 11, 2015 by and among Ascendis Pharma A/S, Fidelity Securities Fund: Fidelity Series Small Cap Opportunities Fund—Healthcare Sub and Fidelity Stock Selector Small Cap Fund—Health Care Sub.	6-K	12/14/2015	4.1	001-36815

4.8	Lease Agreement dated September 7, 2015 between Ascendis Pharma A/S and Dades AS.	F-3	2/2/2016	10.1	001-36815

4.9†	Manufacturing and Supply Agreement dated December 21, 2017, between Ascendis Pharma A/S and NOF Corporation.	20-F	3/28/2018	4.9	001-36815

4.10†	Manufacturing and Supply Agreement dated January 12, 2017, between Ascendis Pharma A/S and Medicom Innovation Partner a/s.	20-F	3/28/2018	4.10	001-36815

4.11*	Supply Agreement dated January 1, 2019, between Ascendis Pharma A/S and Vetter Pharma International GMBH.					X

4.12*	Manufacturing and Supply Agreement dated October 28, 2018, between Ascendis Pharma A/S and Carbogen Amcis AG.					X

4.13*	Commercial Supply Agreement dated January 9, 2019, between Ascendis Pharma A/S and Fujifilm Diosynth Biotechnologies UK Limited.					X

4.14*	Shareholders Agreement dated November 7, 2018, by and among Ascendis Pharma A/S and the parties set forth therein.					X

4.15*	Exclusive Licence Agreement dated November 7, 2018, between Ascendis Pharma Endocrinology Division A/S and Visen Pharmaceuticals (CNP).					X

4.16*	Exclusive Licence Agreement dated November 7, 2018, between Ascendis. Pharma Endocrinology Division A/S and Visen Pharmaceuticals (hGH).					X

4.17*	Exclusive Licence Agreement dated November 7, 2018, between Ascendis Pharma Endocrinology Division A/S and Visen Pharmaceuticals (PTH).					X

8.1	List of Subsidiaries.					X

12.1	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X

12.2	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	X

13.1	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	X

13.2	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	X

15.1	Consent of Independent Registered Public Accounting Firm.	X

EX-101.INS	XBRL Instance Document.	X

EX-101.SCH	XBRL Taxonomy Extension Schema Document.	X

EX-101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.	X

EX-101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.	X

EX-101.IAB	XBRL Taxonomy Extension Labels Linkbase Document.	X

EX-101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.	X

†	Confidential treatment has been granted for certain information contained in this Exhibit. Such information has been omitted and filed separately with the SEC.
#	Indicates senior management contract or compensatory plan.
*

Portions of this exhibit (indicated by asterisks) have been omitted pursuant to Regulation S-K, Item 601(b)(10). Such omitted information is not material and would likely cause competitive harm to the registrant if publicly disclosed.

Signatures

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Ascendis Pharma A/S

By:	/s/ Jan Møller Mikkelsen

Jan Møller Mikkelsen

President, Chief Executive Officer, Board Member and Executive Director (Principal Executive Officer)

Date: April 3, 2019

By:	/s/ Scott T. Smith

Scott T. Smith

Senior Vice President, Chief Financial Officer (Principal Financial Officer)

Date: April 3, 2019