Form 20-F
period 2019-12-31
Ascendis Pharma A/S
filed 2020-04-03
CIK 1612042

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

Jan Møller Mikkelsen

President and Chief Executive Officer

Tuborg Boulevard 12

DK-2900 Hellerup, Denmark

Telephone: +45 70 22 22 44

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
American Depositary Shares, each representing one ordinary share, nominal value DKK 1 per share	ASND	The Nasdaq Stock Market LLC

Ordinary shares, nominal value DKK 1 per share*		The Nasdaq Stock Market LLC*

*	Not for trading, but only in connection with the registration of the American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

47,985,837 ordinary shares

(as of December 31, 2019)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☒  Yes    ☐  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    ☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

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

Our consolidated financial statements are presented in euros except where otherwise indicated, and are prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. All references in this annual report to “Dollars”, “USD” and “$” are to U.S. Dollars, and all references to “euro”, “EUR” or “€” are to European Union euro. Throughout this annual report, references to ADSs mean ADSs or ordinary shares represented by ADSs, as the case may be.

Special Note Regarding Forward-Looking Statements

This annual report contains forward-looking statements concerning our business, operations and financial performance and condition, as well as our plans, objectives and expectations for our business operations and financial performance and condition. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “aim,” “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “could,” “due,” “estimate,” “expect,” “goal,” “intend,” “may,” “objective,” “plan,” “predict,” “potential,” “positioned,” “seek,” “should,” “target,” “will,” “would,” and other similar expressions that are predictions or indicate future events and future trends, or the negative of these terms or other comparable terminology. These forward-looking statements include, but are not limited to, statements about:

•	our expectations regarding a Biologics License Application and Marketing Authorization Application for TransCon Growth Hormone, or TransCon hGH (adopted nonproprietary name lonapegsomatropin);

•

our ongoing phase 3 study of TransCon hGH for the treatment of adult growth hormone deficiency, our ongoing phase 2 study of TransCon Parathyroid Hormone, or TransCon PTH, and our ongoing phase 2 study of TransCon C-Type Natriuretic Peptide, or TransCon CNP;

•	our pursuit of oncology as our second of three independent therapeutic areas of focus, and our development of a pipeline of product candidates in this therapeutic area;

•	our receipt of future milestone or royalty payments from our collaboration partners, and the expected timing of such payments;

•	our expectations regarding the potential market size and the size of the patient populations for our product candidates, if approved for commercial use;

•	our expectations regarding the potential advantages of our product candidates over existing therapies;

•	our ability to enter into new collaborations;

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

The selected consolidated financial data as of December 31, 2019 and 2018 and for each of the years ended December 31, 2019, 2018 and 2017 have been derived from our audited consolidated financial statements and notes thereto set forth in Item 18 of this annual report. The selected consolidated financial data as of December 31, 2017 and for the years ended December 31, 2016 and 2015 are derived from the audited consolidated financial statements not appearing in this annual report.

The following selected consolidated financial data should be read in conjunction with our “Operating and Financial Review and Prospects” and our consolidated financial statements and related notes appearing elsewhere in this annual report. Our financial statements are prepared in accordance with IFRS.

	Years Ended December 31,
(EUR’000, except share and per share data)	2019	2018	2017	2016	2015
Revenue	13,375	10,581	1,530	4,606	8,118
Research and development costs	(191,621)	(140,281)	(99,589)	(66,022)	(40,528)
General and administrative expenses	(48,473)	(25,057)	(13,482)	(11,504)	(9,415)

Operating profit / (loss)	(226,719)	(154,757)	(111,541)	(72,920)	(41,825)
Share of profit / (loss) in associate	(8,113)	(321)	—	—	—
Finance income	17,803	24,714	923	7,300	11,048
Finance expenses	(1,221)	(127)	(13,756)	(3,112)	(2,797)

Profit / (loss) before tax	(218,250)	(130,491)	(124,374)	(68,732)	(33,574)
Tax on profit / (loss) for the year	234	394	477	227	652

Net profit / (loss) for the year	(218,016)	(130,097)	(123,897)	(68,505)	(32,922)

Other comprehensive income / (loss)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	(37)	17	65	6	(14)

Other comprehensive income / (loss) for the year, net of tax	(37)	17	65	6	(14)

Total comprehensive income / (loss) for the year, net of tax	(218,053)	(130,080)	(123,832)	(68,499)	(32,936)

Profit / (loss) for the year attributable to owners of the Company	(218,016)	(130,097)	(123,897)	(68,505)	(32,922)
Total comprehensive income / (loss) for the year attributable to owners of the Company	(218,053)	(130,080)	(123,832)	(68,499)	(32,936)

	EUR	EUR	EUR	EUR	EUR
Basic and diluted earnings / (loss) per share	(4.69)	(3.17)	(3.68)	(2.58)	(1.39)

Number of shares used for calculation (basic and diluted)	46,506,862	41,085,237	33,626,305	26,564,414	23,766,783

The total number of ordinary shares outstanding as of December 31, 2019, 2018, 2017, 2016 and 2015 was 47,985,837, 42,135,448, 36,984,292, 32,421,121 and 25,128,242, respectively. The registered share capital as of December 31, 2019, 2018, 2017, 2016 and 2015 was DKK 47,985,837, DKK 42,135,448, DKK 36,984,292, DKK 32,421,121 and DKK 25,128,242, respectively.

Selected Consolidated Statement of Financial Position Data:

The following table sets forth selected consolidated statement of financial position data as of the dates indicated:

	As of December 31,
(EUR’000)	2019	2018	2017	2016	2015
Cash and cash equivalents	598,106	277,862	195,351	180,329	119,649
Total assets	676,732	318,968	210,979	190,071	131,774
Total liabilities	79,618	38,918	23,768	13,458	11,445
Retained earnings / (accumulated deficit)	(611,323)	(393,307)	(263,210)	(139,313)	(70,808)
Total equity	597,114	280,050	187,211	176,613	120,329

Selected Consolidated Cash Flow Statement Data:

The following table sets forth selected consolidated cash flow statement data for the periods indicated:

	Year Ended December 31,
(EUR’000)	2019	2018	2017	2016	2015
Cash flows from / (used in) operating activities	(175,936)	(138,802)	(95,099)	(60,179)	(43,466)
Cash flows from / used in investing activities	(5,159)	(2,648)	(941)	(672)	(1,039)
Cash flows from / (used in) financing activities	493,593	203,267	124,721	117,462	105,742

Exchange Rate Information

Our business is primarily conducted in the European Union, and we maintain our books and records in euros. We have presented results of operations in euros. In this annual report, financial figures included in or extracted from our consolidated financial statements have been translated in accordance with the guidelines under IFRS. For convenience of the reader, this annual report also includes other translations from euros to U.S. dollars and U.S. dollars to euros. Unless specified as of a specific date, or otherwise indicated, translations from euros to U.S. dollars and from U.S. dollars to euros were made at a rate of €0.890 to $1.00, the official exchange rate quoted by the European Central Bank at the close of business on December 31, 2019. Such U.S. dollar amounts are not necessarily indicative of the actual amounts of U.S. dollars which could have been actually purchased on exchange of euros on the dates indicated.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Our business faces significant risks. You should carefully consider all of the information set forth in this annual report and in our other filings with the United States Securities and Exchange Commission, or SEC, including the following risk factors which we face and which are faced by our industry. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. This report also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements, as a result of certain factors including the risks described below and elsewhere in this report and our other SEC filings. See “Special Note Regarding Forward-Looking Statements” above.

Risks Related to Our Limited Operating History, Financial Condition and Capital Requirements

We have a limited operating history, no products approved for commercial sale and we may incur significant losses in the future, which makes it difficult to assess our future viability.

We are applying our innovative TransCon™ technologies to build a leading, fully integrated biopharmaceutical company and to develop a pipeline of product candidates with potential best-in-class profiles to address unmet medical needs. Biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. To date, we have focused substantially all of our efforts on our research and development activities and, in particular, developing our lead product candidates, TransCon Growth Hormone, or TransCon hGH, TransCon Parathyroid Hormone, or TransCon PTH, TransCon C-Type Natriuretic Peptide, or TransCon CNP, and our proprietary TransCon technologies. We have only a limited operating history upon which our shareholders and ADS holders can evaluate our business and prospects. Our revenue has been primarily generated through collaboration agreements under which we have received up-front technology licensing fees, payments for the sale of certain intellectual property rights and payments we receive for services rendered to our collaboration partners and other biopharmaceutical companies. Revenue generated from existing or new collaborations may fluctuate significantly over time. Accordingly, going forward, we may incur significant losses from our operations. We had a net loss of €218.0 million during the year ended December 31, 2019 and a net loss of €130.1 million during the year ended December 31, 2018. Our total equity was €597.1 million as of December 31, 2019 compared to €280.1 million as of December 31, 2018. Neither the net loss nor net profit we have experienced in prior years are necessarily indicative of our future results.

None of our product candidates have been approved for commercial sale by the U.S. Food and Drug Administration, or FDA, the European Medicines Agency, or EMA, or similar non-U.S. regulatory authorities, and we have not generated revenues from the sale of approved products. We expect that our annual operating expenses may increase over the next several years as we expand our research and development efforts and prepare for commercialization. Even if we receive milestone payments from our current or future collaboration partners or begin receiving revenue from product sales, we may incur substantial operating losses for the foreseeable future as we execute our operating plan. Additionally, we cannot be certain that we will receive any potential milestones under our agreements with our collaboration partners. For a discussion of the risks associated with our preclinical and clinical development programs with, and potential for milestone and other payments from, our collaboration partners, see “Item 3 D. Risks Factors—Risks Related to Our Business.”

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

We have no products approved for sale and have never generated any revenue from product sales. Our ability to generate revenue from product sales depends on our ability and the ability of our current and future collaboration partners to successfully complete the research and development of our product candidates and obtain the regulatory and marketing approvals necessary to commercialize one or more of our product candidates. Our ability to generate future revenue from product sales or pursuant to milestone payments or royalties from current and future collaboration partners depends heavily on many factors, including but not limited to:

•	completing research and preclinical and clinical development of our product candidates;

•	on our own, or together with our strategic collaboration partners, obtaining regulatory approvals for our product candidates;

•	negotiating favorable terms of and entering into collaboration, licensing or other arrangements;

•	our ability to commercialize or co-promote, and/or the ability of our collaboration partners to successfully commercialize, our product candidates;

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

Since our inception, most of our resources have been dedicated to our research and development activities and, in particular, developing our proprietary TransCon technologies and our most advanced product candidates. We have funded our operations primarily through issuance of our preference shares, ordinary shares and convertible debt securities and payments to us under our collaboration agreements. For example, in March 2019, we received $ 539.4 million (€480.3 million) in net proceeds from a public offering of American Depositary Shares representing our ordinary shares after deducting the underwriting commissions and offering expenses. As of December 31, 2019, we had cash and cash equivalents of €598.1 million. We believe that we will continue to expend substantial resources for the foreseeable future, including costs associated with research and development, conducting preclinical studies, clinical trials, obtaining regulatory approvals and, eventually, sales and marketing if any of our product candidates is approved. Because the outcome of any clinical trial and/or regulatory approval process is highly uncertain, we cannot reasonably estimate the actual amounts of additional financing necessary to successfully complete the development, regulatory approval process and commercialization or co-promotion of any of our product candidates.

Based on our current operating plan, we believe that our existing cash and cash equivalents as of December 31, 2019 will be sufficient to meet our projected cash requirements for at least the 12 months from the date of this annual report. However, our operating plan may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned. Our future funding requirements will depend on many factors, including, but not limited to:

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

•	the manufacturing, selling and marketing costs associated with product candidates, including the cost and timing of building our sales and marketing capabilities;

•	the timing, receipt, and amount of sales of, or royalties on, our future products, if any;

•	the sales price and the availability of adequate third-party coverage and reimbursement for our product candidates;

•	the cash requirements of any future acquisitions or discovery of product candidates;

•	the number and scope of preclinical and discovery programs that we decide to pursue or initiate;

•	the potential acquisition and in-licensing of other technologies, products or assets;

•	the time and cost necessary to respond to technological and market developments, including further development of our TransCon technologies;

•	our progress in the successful commercialization and co-promotion of our most advanced product candidates and our efforts to develop and commercialize our other existing product candidates; and

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

We may seek additional capital through a variety of means, including through public or private equity, debt financings or other sources, including up-front payments and milestone payments from strategic collaborations. To the extent that we raise additional capital through the issuance of convertible debt or equity securities, the ownership interest of our shareholders and ADS holders would be diluted, and the terms may include liquidation or other preferences that adversely affect the rights of our shareholders and ADS holders. Such financing may result in dilution to holders of shares or ADSs, imposition of debt covenants and repayment obligations, or other restrictions that may affect our business. If we raise additional funds through up-front payments or milestone payments pursuant to strategic partnerships with third parties, we may have to relinquish valuable rights to our product candidates, or grant licenses on terms that are not favorable to us. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans.

Risks Related to Our Business

We are substantially dependent on the success of our product candidates, which may not be successful in nonclinical studies or clinical trials, receive regulatory approval or be successfully commercialized.

To date, we have invested a significant amount of our efforts and financial resources in the research and development of our current product candidates utilizing our proprietary TransCon technologies. In particular, we completed a pivotal phase 3 trial for TransCon hGH in pediatric growth hormone deficiency, or GHD, patients in March 2019. In September 2019, we completed the last subject visit forming the two-year follow up for the TransCon hGH phase 3 program in pediatric GHD. In February 2020, we completed enrollment of the trial with 59 subjects and we expect to report top-line data from the one-month blinded portion of the PaTH Forward Trial in mid-April 2020. Following evaluation of Phase 2 data from the PaTH Forward Trial, we expect and plan to initiate a global phase 3 program for TransCon PTH in the fourth quarter of 2020, including trial sites in the United States, Canada, Europe and Asia-Pacific, including Japan. Following successful submission of an IND application in July 2019, we initiated the phase 2 ACcomplisH Trial to evaluate safety and efficacy of TransCon CNP in children (ages 2-10 years) with achondroplasia. Our near-term prospects, including our ability to finance our operations through the receipt of milestone payments and potential up-front licensing payments and generate revenue from product sales, will depend heavily on our successful development and commercialization of our product candidates, if approved. The clinical and commercial success of our product candidates and our TransCon technologies will depend on a number of factors, including the following:

•	the outcome and successful execution of our ongoing and planned clinical trials of TransCon hGH, TransCon PTH and TransCon CNP;

•	our ability and that of our collaboration partners to establish and maintain commercial-scale manufacturing processes for our product candidates and devices, which has not yet been demonstrated;

•	whether our product candidates’ safety, tolerability and efficacy profiles will be satisfactory to the EMA, the FDA and similar regulatory authorities to warrant marketing approval;

•	whether the EMA, the FDA or similar regulatory authorities require additional clinical trials prior to approval to market our product candidates;

•	the prevalence and severity of adverse side effects of our product candidates;

•	the occurrence of adverse events that implicate the TransCon technologies, including among any out-licensed product candidates;

•	the timely receipt of necessary marketing authorizations for our product candidates and devices from the EMA, the FDA and similar regulatory authorities;

•

our ability and that of our collaboration partners to successfully commercialize our product candidates, if approved for marketing and sale by the EMA, the FDA or similar regulatory authorities, including educating physicians and patients about the benefits, administration and use of such products;

•	achieving and maintaining compliance with all applicable regulatory requirements;

•	acceptance of our product candidates as safe and effective by patients and the medical community;

•	acceptance of our devices, including the TransCon hGH auto-injector and the TransCon PTH drug delivery device and associated Bluetooth connectivity features, by patients and the medical community;

•	the availability, perceived advantages, relative cost, relative safety and relative efficacy of alternative and competing treatments;

•	obtaining and sustaining an adequate level of coverage and reimbursement for our product candidates by third-party payors;

•	the effectiveness of our and our collaboration partners’ marketing, sales and distribution strategies and operations;

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

Additionally, as part of our clinical and regulatory approval plan for TransCon hGH for pediatric GHD we conducted a phase 3 trial in a pediatric population with a primary endpoint of annualized height velocity measured at 12 months, for which we released top-line results in March 2019, the heiGHt Trial, and a separate safety study, the fliGHt (switch) Trial, which was designed to evaluate TransCon hGH in subjects who are primarily treatment experienced with daily GH, although a subgroup of younger subjects may be treatment-naïve. In September 2019, we completed the last subject visit forming the two-year follow up for the TransCon hGH phase 3 program in pediatric GHD. Nearly all subjects who completed either the heiGHt or fliGHt Trials have enrolled in an open-label extension study, the enliGHten Trial, which is designed to provide long-term safety data in approximately 300 patients to support the potential future regulatory filings for TransCon hGH. If we have to, or chose to, conduct additional trials to support regulatory approval of TransCon hGH in the United States, the European Union or other jurisdictions, this could increase the amount of time and expense required for regulatory approval of TransCon hGH in the United States or other jurisdictions, if approved at all.

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

There is also an evolving impact of the novel Coronavirus (COVID-19) pandemic on the conduct of clinical trials of investigational therapeutic candidates, and any challenges which may arise, for example, from quarantines, site closures, travel limitations, interruptions to the supply chain for our product candidates, or other considerations if site personnel or trial subjects become infected with COVID-19, which may lead to difficulties in meeting protocol-specified procedures, including administering or using the therapeutic candidate or adhering to protocol-mandated visits and laboratory/diagnostic testing, unavoidable protocol deviations due to COVID-19 illness and/or COVID-19 control measures, which will likely vary depending on many factors, including the nature of disease under study, the trial design, and in what region(s) the study is being conducted.

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

Further, we are conducting phase 3 studies of TransCon hGH across clinical sites located in North America, Europe, the Middle East, and Oceania (Australia/New Zealand). Conducting clinical trials in foreign countries presents additional risks that may delay completion of clinical trials. These risks include the failure of physicians or enrolled patients in foreign countries to adhere to clinical protocol as a result of differences in healthcare services or cultural customs, managing additional administrative burdens associated with foreign regulatory schemes, as well as political and economic risks relevant to such foreign countries. In addition, the EMA or the FDA may determine that the clinical trial results obtained in foreign subjects do not represent the safety and efficacy of a product candidate when administered in EEA or U.S. patients, and are thus not supportive of an application for a marketing authorization in the EEA or of a New Drug Application, or NDA, or Biologics License Application, or BLA, approval in the United States. As a result, the EMA or the FDA may not accept data from clinical trials conducted outside the EEA or the United States, respectively, and may require that we conduct additional clinical trials or obtain additional data before we can submit an NDA or BLA in the United States or a marketing authorization application in the EEA. The EMA or the FDA may even require conducting additional clinical trials in the EEA or the United States, respectively.

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

We rely on our collaboration partners to conduct certain clinical studies. For example, in November 2018, we announced the formation of VISEN Pharmaceuticals, or Visen, a company established to develop, manufacture, and commercialize our endocrinology rare disease therapies in Greater China. In connection with the formation of Visen, we granted Visen exclusive rights to develop and commercialize our rare disease endocrinology products based on our proprietary TransCon technologies, including TransCon hGH, TransCon PTH and TransCon CNP, in Greater China for use in all human indications, subject to certain exceptions. We may also enter into collaboration agreements with other parties in the future relating to our other product candidates. Under our existing collaboration agreements, our collaboration partners are responsible for completing preclinical and/or clinical development and obtaining and maintaining regulatory approval for the applicable product candidates from the EMA, the FDA, the National Medical Product Administrations of the People’s Republic of China, or NMPA, and similar regulatory authorities. Ultimately, if such product candidates are advanced through clinical trials and receive marketing approval from the EMA, the FDA, the NMPA or similar regulatory authorities, such partners will be responsible for commercialization of these collaboration products. The potential for us to obtain future development milestone payments and, ultimately, generate revenue from royalties on sales of such collaboration products depends entirely on successful development, regulatory approval, marketing and commercialization by our collaboration partners.

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

In addition, the collaboration agreements provide our collaboration partners with rights to terminate such agreements and licenses under various conditions, which if exercised would adversely affect our product development efforts, make it difficult for us to attract new partners and adversely affect our reputation in the business and financial communities. Our collaboration partners have the right to terminate their respective collaboration agreements with us, upon advance written notice, in the event of our uncured material breach of the agreement and for convenience. In addition, Visen may terminate in the event of our bankruptcy or insolvency.

The timing and amount of any milestone and royalty payments we may receive under our agreements with our collaboration partners and the value of any equity we own in our collaboration partners (such as the equity we own in Visen) will depend on, among other things, the efforts, allocation of resources, and successful development and commercialization of our product candidates by our collaboration partners. We cannot be certain that any of the development and regulatory milestones will be achieved or that we will receive any future milestone payments under these agreements. In addition, in certain circumstances we may believe that we have achieved a particular milestone and the applicable collaboration partner may disagree with our belief. In that case, receipt of that milestone payment may be delayed or may never be received, which may require us to adjust our operating plans. We also cannot be certain that any equity we own in our collaboration partners (such as the equity we own in Visen) will maintain its value or grow in value.

We may form additional strategic collaborations in the future with respect to our proprietary programs, but we may not realize the benefits of such collaborations.

We may form strategic collaborations, create joint ventures or enter into licensing arrangements with third parties with respect to our independent programs that we believe will complement or augment our existing business. We have historically engaged, and intend to continue to engage, in partnering discussions with a range of biopharmaceutical companies and could enter into new collaborations at any time. For example, in November 2018, we announced the formation of Visen, a company established to develop, manufacture, and commercialize our endocrinology rare disease therapies in Greater China. In connection with the formation of Visen, we granted Visen exclusive rights to develop and commercialize our rare disease endocrinology products based on our proprietary TransCon technologies, including TransCon hGH, TransCon PTH and TransCon CNP, in Greater China for use in all human indications, subject to certain exceptions. We face significant competition in seeking appropriate strategic partners, and the negotiation process to secure appropriate terms is time-consuming and complex. Any delays in identifying suitable development partners and entering into agreements to develop our product candidates could also delay the commercialization of our product candidates, which may reduce their competitiveness even if they reach the market. Moreover, we may not be successful in our efforts to establish such a strategic partnership for any future product candidates and programs on terms that are acceptable to us, or at all. This may be for a number of reasons. For example, under our collaboration with Visen, Visen has a right of first negotiation to develop certain of our endocrinology product candidates in Greater China, so our ability to negotiate such a collaboration with suitable third parties may be hampered by such rights we granted to Visen. Additionally, our product candidates and programs may be deemed to be at too early of a stage of development for collaborative effort, our research and development pipeline may be viewed as insufficient, and/or third parties may not view our product candidates and programs as having sufficient potential for commercialization, including the likelihood of an adequate safety and efficacy profile. Even if we are successful in entering into a strategic alliance or license arrangement, there is no guarantee that the collaboration will be successful, or that any future collaboration partner will commit sufficient resources to the development, regulatory approval, and commercialization of our product candidates, or that such alliances will result in us achieving revenues that justify such transactions.

Our product candidates, other than TransCon hGH, TransCon PTH and TransCon CNP, are in various stages of preclinical development and we may not be successful in our efforts to successfully develop these products or expand our pipeline of product candidates.

A key element of our strategy is to expand our pipeline of product candidates utilizing our proprietary TransCon technologies, and to advance such product candidates through clinical development, either on our own or in conjunction with strategic collaboration partners. Our other product candidates are in preclinical development and may require significant time and additional research and development before we can file IND or equivalent with regulatory authorities to begin clinical studies. Of the large number of drugs in development, only a small percentage of such drugs successfully complete the EMA or FDA regulatory approval process and are commercialized. Accordingly, even if we are able to continue to fund such development programs, our product candidates may not be advanced to clinical studies or be successfully developed or commercialized. In addition, our preclinical product candidates may not demonstrate the advantages we expect from application of our TransCon technologies in preclinical studies. In such event, we may decide not to progress any such product candidates into clinical trials.

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

From time to time, we may publish interim or preliminary data from our clinical studies. For example, in January 2020, we announced preliminary data from our phase 2 study of TransCon PTH. Interim data for the trials we may complete are subject to the risk that one or more of clinical outcomes may materially change as patient enrollment continues and/or more patient data become available. Preliminary data would also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, any interim and preliminary data should be viewed with caution until the final data are available. Material adverse changes in the final data could significantly harm our business prospects.

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

•

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

We are aware of several pharmaceutical and biopharmaceutical companies that have commenced clinical studies of products or have successfully commercialized products addressing areas that we are targeting. While there are currently no long-acting growth hormone treatment options available in the United States or Europe, a permanently PEGylated long-acting growth hormone developed by GeneScience Pharmaceuticals Co., Ltd. is available in China and the Somatropin Biopartners product (LB03002), is available in Korea. In addition to the currently approved and marketed daily growth hormone therapies, there are a variety of experimental growth hormone therapies based on permanent modification in different stages of clinical development by various companies, including GeneScience Pharmaceuticals Co., Ltd., Genexine Inc, JCR Pharmaceuticals Co., Ltd., Novo Nordisk A/S, and OPKO Health, Inc. (in collaboration with Pfizer Inc.). In addition, Shire plc owns the rights to NATPARA, a treatment for hypoparathyroidism. NATPARA was voluntarily recalled in September 2019 in the U.S. and is now only available to a limited number of seriously-ill patients through a Special Use Program offered by its manufacturer, Takeda Pharmaceutical Company. In addition, we are aware of several academic groups and companies working on making longer acting agonists of the PTH receptor, or PTH1R. Other companies and groups are developing or commercializing therapies for hypoparathyroidism, including Shire, Chugai Pharmaceutical Co., Ltd., Entera Bio, Extend Biosciences, Massachusetts General Hospital, Alizé Pharma, Bridgebio and Eli Lilly and Company. BioMarin Pharmaceutical, Inc. is developing vosoritide for the treatment of achondroplasia, and other companies that are developing therapies for achondroplasia include Pfizer, QED Therapeutics and BioClin Therapeutics, Inc. In addition to product based competition, our TransCon technologies face technology based competition as we believe other companies are developing or evaluating enhanced drug delivery and sustained release technologies. In particular, we believe Nektar Therapeutics, OPKO Health, Inc., ProLynx LLC and Serina Therapeutics, Inc. are developing technologies that use reversible linkers and that may be competitive with our TransCon technologies.

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

Our TransCon technologies have been developed to improve the delivery of a variety of drug products. However, we cannot be certain that our TransCon technologies will be deemed safe or efficacious, nor that any aspects of our TransCon technologies will yield additional product candidates that could be commercially valuable. Further, one of our two carrier systems, the TransCon hydrogel carrier system, has never been used in humans. As a result, our TransCon hydrogel carriers, when dosed in humans, may fail to perform as we expect. Failure of any of our product candidates to be successfully developed and approved may result in our TransCon technologies being viewed as an ineffective approach to developing drug products which would harm our business and prospects.

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

We have generated limited clinical data on TransCon PTH and TransCon CNP. It is unknown whether long-term repeated administration of TransCon PTH or TransCon CNP could result in issues that may adversely affect safety. In addition, we have generated no clinical data on our preclinical product candidates. If extended treatment with TransCon PTH, TransCon CNP, or any of our preclinical product candidates, in our clinical trials, results in any safety or efficacy concerns, we may be unable to successfully develop or commercialize our product candidates or enter into collaborations with respect to our product candidates.

We may seek orphan drug designation for some of our product candidates and we may be unsuccessful, or may be unable to maintain the benefits associated with orphan drug designation, including the potential for market exclusivity, for product candidates for which we obtain orphan drug designation.

Regulatory authorities in some jurisdictions, including the United States, may designate drugs or biologics intended to treat relatively small patient populations as orphan drug products. Under the Orphan Drug Act, the FDA may designate a drug or biologic as an orphan drug if it is intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals in the United States, or a patient population greater than 200,000 in the United States where there is no reasonable expectation that the cost of developing the drug will be recovered from sales in the United States.

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

As part of our business strategy, we intend to pursue orphan drug designation for certain of our product candidates. For example, in June 2018 we were granted orphan drug designation by the FDA for TransCon PTH and in February 2019 we were granted orphan drug designation by the FDA for TransCon CNP. However, we may be unsuccessful in obtaining orphan drug designation for other product candidates, and may be unable to maintain the benefits associated with orphan drug designation. Even if we obtain orphan drug exclusivity for any of our product candidates, that exclusivity may not effectively protect those product candidates from competition because different drugs can be approved for the same condition, and orphan drug exclusivity does not prevent the FDA from approving the same or a different drug in another indication. Even after an orphan drug is granted orphan exclusivity and approved, the FDA can subsequently approve a later application for the same drug for the same condition before the expiration of the seven-year exclusivity period if the FDA concludes that the later drug is clinically superior in that it is shown to be safer in a substantial portion of the target populations, more effective or makes a major contribution to patient care. In addition, a designated orphan drug may not receive orphan drug exclusivity if it is approved for a use that is broader than the indication for which it received orphan designation. Moreover, orphan-drug-exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or if we are unable to manufacture sufficient quantities of the product to meet the needs of patients with the rare disease or condition. Orphan drug designation neither shortens the development time or regulatory review time of a drug nor gives the drug any advantage in the regulatory review or approval process.

Any biological product for which we intend to seek approval may face competition sooner than anticipated.

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

We believe that any of our future biological product candidates approved under a BLA should qualify for the twelve-year period of exclusivity. However, there is a risk that this exclusivity could be shortened due to Congressional action or otherwise, or that the FDA will not consider our product candidates to be reference products for competing products, potentially creating the opportunity for generic competition sooner than anticipated. Other aspects of the BPCIA, some of which may impact the BPCIA exclusivity provisions, have also been the subject of recent litigation. Moreover, the extent to which a biosimilar, once approved, could be substituted for any one of our reference products in a way that is similar to traditional generic substitution for non-biological products will depend on a number of marketplace and regulatory factors that are still developing.

We have limited direct sales and distribution capabilities and no sales experience with any of our own product candidates and we may not be able to successfully commercialize any of our product candidates.

We have limited direct sales and distribution capabilities and no sales experience with any of our own product candidates. Except for our license agreements with Visen for Greater China, we have no sales, marketing or distribution agreements for TransCon hGH, TransCon PTH, TransCon CNP, or our other product candidates. We may enter into arrangements with third parties to market and sell certain of our other product candidates in one or multiple geographies. We may not be able to enter into such marketing and sales arrangements with others on acceptable terms, if at all. To the extent that we enter into marketing and sales arrangements with other companies, our revenues, if any, will depend on the terms of any such arrangements and the efforts of others. These efforts may turn out not to be sufficient.

We currently have a limited sales organization and have no sales experience with any of our own product candidates. To commercialize any of our product candidates, we or our collaboration partners must build and/or maintain marketing, sales, distribution, managerial and other non-technical capabilities or make arrangements with third parties to perform these services, and we or our collaboration partners may not be successful in doing so. If one or more of our product candidates receives regulatory approval, we may establish a specialty sales organization with technical expertise and supporting distribution capabilities to co-promote and/or commercialize our product candidates, which will be expensive and time consuming. As a company, we have no prior experience in the sale and distribution of pharmaceutical products and there are significant risks involved in building and managing a sales organization, including our ability to hire, retain, and incentivize qualified individuals, generate sufficient sales leads, provide adequate training to sales and marketing personnel, comply with regulatory requirements applicable to the marketing and sale of drug products and effectively manage a geographically dispersed sales and marketing team. Any failure or delay in the development of our internal sales, marketing and distribution capabilities with respect to a non-licensed product candidate would adversely impact the commercialization of such product candidate.

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

In addition, if our product candidates are approved, to produce the quantities necessary to meet anticipated market demand, we and/or our collaboration partners will need to secure sufficient manufacturing capacity with third-party manufacturers. If we and/or our collaboration partners are unable to produce our product candidates in sufficient quantities to meet the requirements for the launch of the product or to meet future demand, our revenues and gross margins could be adversely affected. For example, public health epidemics or pandemics, such as the novel coronavirus disease (COVID-19) currently impacting multiple jurisdictions worldwide may impact the ability of our existing or future manufacturers to perform their obligations under our manufacturing agreements with such parties. Such failure or substantial delay could materially harm our business. To be successful, our product candidates must be manufactured in commercial quantities in compliance with regulatory requirements and at acceptable costs. We and/or our collaboration partners will regularly need to secure access to facilities to manufacture some of our product candidates commercially. All of this will require additional funds and inspection and approval by the Competent Authorities of the Member States of the EEA, the FDA and other regulatory authorities. If we and/or our collaboration partners are unable to establish and maintain a manufacturing capacity within our planned time and cost parameters, the development and sales of our products and product candidates as well as our business, results of operations and prospects, and the value of our shares or ADSs could be adversely affected.

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

Under our collaboration with Visen, we are obligated to use commercially reasonable efforts to supply clinical trial material for Visen to conduct clinical trials therefor, and will negotiate in good faith with Visen the terms and conditions governing our commercial supply of relevant products to Visen. In turn, we currently rely on third party manufacturers in fulfilling our supply obligations to Visen. For additional information regarding the risks of our dependence on our collaboration partners, see the risk factors above “Item 3 D. Risk Factors—We are substantially dependent on the success of our product candidates, which may not be successful in nonclinical studies or clinical trials, receive regulatory approval or be successfully commercialized” and “Item 3 D. Risk Factors—We depend on collaboration partners to develop and conduct clinical studies with, obtain regulatory approvals for, and market and sell our collaboration product candidates, and if such collaboration partners fail to perform as expected, or are unable to obtain the required regulatory approvals for such product candidates, the potential for us to generate future revenue from such product candidates would be significantly reduced and our business would be significantly harmed.”

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

It is generally necessary for us to secure certain levels of insurance as a condition for the conduct of clinical studies. We believe that our product liability insurance for clinical studies is sufficient to cover claims. We currently maintain liability insurance with certain specified coverage limits. We cannot be certain that the insurance policies will be sufficient to cover all claims that may be made against us. Our inability to obtain and maintain sufficient product liability insurance at an acceptable cost and scope of coverage to protect against potential product liability claims could prevent or inhibit the commercialization of any products we develop. We currently carry product liability insurance covering use in our clinical trials in the amount of $20 million in the aggregate on our primary insurance policy and $40 million in the aggregate on our excess insurance policy. Any claim that may be brought against us could result in a court judgment or settlement in an amount that is not covered, in whole or in part, by our insurance or that is in excess of the limits of our insurance coverage. Our insurance policies also have various, limits, exclusions and deductibles, and given these various limits, exclusions and deductibles, we may be subject to a product liability claim for which we have no coverage. We will have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts. Moreover, in the future, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses. Product liability insurance is expensive, difficult to obtain and may not be available in the future on acceptable terms.

We will need to significantly increase the size of our organization and we may have difficulties in managing our growth and expanding our operations successfully.

As of December 31, 2019, we had 330 full-time employees worldwide, with key facilities in Denmark, Germany, and the United States. As we and/or our collaboration partners advance our product candidates through the development and commercialization process, we will need to expand managerial, operational, financial and other resources to manage our operations, preclinical and clinical trials, research and development activities, regulatory filings, manufacturing and supply activities, and any marketing and commercialization activities or contract with other organizations to provide these capabilities for us. As operations expand, we expect that we will need to manage additional relationships with various collaboration partners, suppliers and other organizations. Our ability to manage our operations and growth requires us to continue to improve our operational, financial and management controls, reporting systems and procedures across a global organization. Such growth could place a strain on our administrative and operational infrastructure. We may not be able to make improvements to our management information and control systems in an efficient or timely manner and may discover deficiencies in existing systems and controls. Our management, personnel, systems and facilities currently in place may not be adequate to support this future growth. Our need to effectively execute our growth strategy requires that we either internally, together with our collaboration partners or through third party contractors, as applicable:

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

The United Kingdom’s withdrawal from the European Union may have a negative effect on global economic conditions, financial markets and our business.

Following a national referendum and enactment of legislation by the government of the United Kingdom, the United Kingdom formally withdrew from the European Union on January 31, 2020 and entered into a transition period during which it will continue its ongoing and complex negotiations with the European Union relating to the future trading relationship between the parties. Significant political and economic uncertainty remains about whether the terms of the relationship will differ materially from the terms before withdrawal, as well as about the possibility that a so-called “no deal” separation will occur if negotiations are not completed by the end of the transition period. These developments, or the perception that any of them could occur, have had and may continue to have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Any of these factors could depress economic activity and restrict our access to capital, which could have a material adverse effect on our business, financial condition and results of operations and reduce the price of the ADSs.

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

We engage extensively in international operations, which include seeking marketing approval for certain of our product candidates in foreign jurisdictions. We expect that we are or will be subject to additional risks related to entering into these international business markets and relationships, including:

•	different regulatory requirements for drug approvals in foreign countries;

•	differing U.S. and non-U.S. drug import and export rules;

•	reduced protection for intellectual property rights in foreign countries;

•	unexpected changes in tariffs, trade barriers and regulatory requirements;

•	different reimbursement systems, and different competitive drugs;

•	economic weakness, including inflation, or political instability in particular foreign economies and markets;

•	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

•	foreign taxes, including withholding of payroll taxes;

•	foreign currency fluctuations, which could result in increased operating expenses and reduced revenues, and other obligations incident to doing business in another country;

•	workforce uncertainty in countries where labor unrest is more common than in the United States;

•	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad;

•	potential liability resulting from work conducted by these distributors; and

•	business interruptions resulting from geopolitical actions, including war and terrorism, or natural disasters.

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

Our growth hormone parent drug as well as our TransCon hGH drug substance are supplied by Fujifilm Diosynth Biotechnologies UK Limited, or Fujifilm, pursuant to our agreement with Fujifilm. TransCon hGH drug product in vials is manufactured by Vetter Pharma Fertigung, or Vetter, pursuant to our agreement with Vetter. TransCon hGH drug product in dual chamber cartridges will be supplied by Vetter for use in our drug delivery device made by Philips Medisize A/S (formerly Medicom Innovation Partner A/S). The intermediates of our proprietary TransCon linkers are made by CARBOGEN AMCIS AG under an agreement with CARBOGEN AMCIS AG and accompanying purchase orders. For products that utilize soluble TransCon carriers, NOF Corporation (Japan), or NOF, supplies PEGs. Furthermore, NOF is responsible for coupling the TransCon linker used for TransCon hGH to mPEG under manufacturing agreements and accompanying purchase orders. Our PTH as well as our TransCon PTH drug substance is supplied by Bachem, Switzerland, pursuant to our agreement with Bachem. TransCon PTH drug product in vials is manufactured by Baccinex, SA, Switzerland in collaboration with Bachem. We expect Vetter to manufacture TransCon PTH drug product in cartridges and assemble the cartridges with a drug delivery device made by Ypsomed AG. Intermediate for TransCon CNP is supplied by Corden Pharma, Switzerland and CNP drug substance is supplied by Wacker Biotech, Germany. Our TransCon CNP drug product in vials is manufactured by Vetter pursuant to our agreement with Vetter. We do not currently have any other suppliers for the drug substance, drug product or other components of our product candidates for TransCon hGH, TransCon PTH and TransCon CNP, although we believe that there are alternate sources of supply that could satisfy our clinical and commercial requirements, we cannot provide assurance that identifying alternate sources and establishing relationships with such sources would not result in significant delays in the development of our product candidates. Additionally, we may not be able to enter into supply arrangements with alternative suppliers on commercially reasonable terms or at all. A delay in the development of our product candidates or having to enter into a new agreement with a different third party on less favorable terms than we have with our current suppliers could have a material adverse impact upon on our business.

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

In particular, we are highly dependent upon Jan Møller Mikkelsen, our President and Chief Executive Officer. The loss of services of this individual could result in delays in product development and harm our business.

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

Despite the implementation of security measures, our internal computer systems and those of our CROs and other contractors and consultants are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war, telecommunication and electrical failures, and public health epidemics or pandemics, such as the novel coronavirus disease (COVID-19) currently impacting multiple jurisdictions worldwide. While we have not experienced any such system failure, accident or security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our programs. For example, the loss of clinical trial data from completed or ongoing clinical trials for any of our product candidates could result in delays in our regulatory approval efforts, and the loss of research data could result in delays of our research and development efforts and it would be expensive to recover or reproduce the data. To the extent that any disruption or security breach results in a loss of or damage to our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the further development of our product candidates could be delayed.

The global pandemic caused by COVID-19 could materially adversely impact our business, including our clinical trials.

In December 2019, a novel strain of coronavirus, COVID-19, was reported to have surfaced in Wuhan, China. Since then, the COVID-19 coronavirus has been declared by WHO to be a worldwide pandemic. As a result of the rapidly growing spread of COVID-19 throughout the areas we operate, we may experience disruptions that could severely impact our business and clinical trials, including:

•	delays or difficulties in enrolling patients in our clinical trials;

•	delays or difficulties in clinical site initiation, including difficulties in recruiting clinical site investigators and clinical site staff;

•	significant increases in expenses required to manage impacts to our business to complete our planned operations within our projected timelines;

•

diversion of healthcare resources away from the conduct of clinical trials, including the diversion of hospitals serving as our clinical trial sites and hospital staff supporting the conduct of our clinical trials;

•	interruption of key clinical trial activities, such as clinical trial site monitoring, due to limitations on travel imposed or recommended by federal or state governments, employers and others;

•

limitations in employee resources that would otherwise be focused on the conduct of our clinical trials, including because of sickness of employees or their families or the desire of employees to avoid contact with large groups of people;

•	delays in receiving approval from local regulatory authorities to initiate our planned clinical trials;

•	delays in clinical sites receiving the supplies and materials needed to conduct our clinical trials;

•	interruption in global shipping that may affect the transport of clinical trial materials, such as comparator drugs used in certain of our clinical trials;

•

changes in local regulations as part of a response to the COVID-19 outbreak which may require us to change the ways in which our clinical trials are conducted, which may result in unexpected costs, or to discontinue the clinical trials altogether;

•

delays in necessary interactions with local regulators, ethics committees and other important agencies and contractors due to limitations in employee resources or forced furlough of government employees; and

•	refusal of regulatory authorities to accept data from clinical trials in these affected geographies.

In addition, the pandemic has caused, and is likely to cause further, disruption to global financial markets. This may reduce our ability to access capital on favorable terms or to access capital at all. Furthermore, sustained adverse market events (such as a recession or depression) resulting from the pandemic could materially and adversely affect our business and the price of our ADSs.

The global outbreak of COVID-19 continues to rapidly evolve. The extent to which the COVID-19 coronavirus impacts our business and clinical trials will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the speed and extent of geographic spread of the disease, the duration of the outbreak, travel restrictions and social distancing in the affected areas, business closures or business disruptions and the effectiveness of actions taken in the affected areas to contain and treat the disease.

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

Prior to obtaining approval to commercialize a drug or biological product candidate in the United States, the EEA or other regions, we or our collaboration partners must demonstrate with substantial evidence from well-controlled clinical trials, and to the satisfaction of the EMA, the FDA or other similar regulatory authorities, that such drug candidates are safe and effective for their intended uses. The number of nonclinical studies and clinical trials that will be required for FDA, or EMA approval varies depending on the product candidate, the disease or condition that the product candidate is designed to address, and the regulations applicable to any particular product candidate. Results from nonclinical studies and clinical trials can be interpreted in different ways. Even if we believe the nonclinical or clinical data for our product candidates are promising, such data may not be sufficient to support approval by the EMA, the FDA and other regulatory authorities. Administering drug or biological product candidates to humans may produce undesirable side effects, which could interrupt, delay or halt clinical trials and result in the EMA, the FDA or other regulatory authorities denying approval of a product candidate for any or all targeted indications.

The time required to obtain approval by the EMA, the FDA and comparable authorities is unpredictable, typically takes many years following the commencement of clinical studies, and depends upon numerous factors. The EMA, the FDA and comparable authorities have substantial discretion in the approval process and we may encounter matters with the EMA, the FDA or such comparable authorities that requires us to expend additional time and resources and delay or prevent the approval of our product candidates. For example, the FDA or EMA may require us to conduct additional studies or trials for drug or biological product candidates either prior to or post-approval, such as additional drug-drug interaction studies or safety or efficacy studies or trials, or it may object to elements of our clinical development program such as the number of subjects in our current clinical trials from the United States or Europe. In addition, approval policies, regulations or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions, which may cause delays in the approval or result in a decision not to approve an application for regulatory approval. Despite the time and expense exerted, failure can occur at any stage. Applications for our product candidates could fail to receive regulatory approval for many reasons, including but not limited to the following:

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

We have developed an auto-injector to facilitate the administration of the product by end-users and additional time may be required to obtain regulatory approval for our auto-injector.

We have developed an auto-injector with Phillips Medisize A/S (formerly Medicom Innovation Partner A/S) to facilitate the administration of TransCon hGH by patients. In addition, we are developing a drug delivery device with Ypsomed to facilitate the administration of TransCon PTH by patients. We anticipate the EMA, the FDA and other similar regulatory authorities may require approval of our auto-injector and TransCon PTH drug delivery device as part of the approval of TransCon hGH and TransCon PTH. Because of our auto-injector and TransCon PTH drug delivery device, the FDA’s review of TransCon hGH and/or TransCon PTH may include the participation of both the FDA’s Center for Drug Evaluation and Research and the FDA’s Center for Devices and Radiological Health, which may complicate or prolong the review, and in the EEA the EMA’s review may require the involvement of an EU Notified Body. As a result, we may experience delays for our auto-injector and TransCon hGH and/or our drug delivery device of TransCon PTH and TransCon PTH.

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

In the United States, advertising and promotional materials must comply with FDA rules in addition to other potentially applicable U.S. laws. In particular, the promotional claims that we would be permitted to make for our products would be limited to those supported by (or, under FDA guidance, consistent with) the approved product labeling. In addition, under the Federal Food, Drug, and Cosmetic Act, particular restrictions are placed on the distribution of human growth hormone products, potentially including TransCon hGH. The distribution of product samples to physicians must also comply with the requirements of the Prescription Drug Marketing Act. Manufacturing facilities remain subject to FDA inspection and must continue to adhere to International Conference on Harmonisation of Technical Requirements for Registration of Pharmaceuticals for Human Use and the FDA’s cGMP requirements. Application holders must obtain FDA approval for many product and manufacturing changes, depending on the nature of the change. Sales, marketing, and scientific/educational grant programs must comply with the U.S. Anti-Kickback Statute, the False Claims Act, as amended, the privacy regulations promulgated under the Health Insurance Portability and Accountability Act, or HIPAA, and similar state laws. Certain payments and other transfers of value to U.S. licensed physicians (as defined under statute) and teaching hospitals must be reported under the Physician Payments Sunshine Act. Pricing and rebate programs must comply with the Medicaid Drug Rebate Program requirements of the Omnibus Budget Reconciliation Act of 1990, as amended, and the Veterans Health Care Act of 1992, as amended. If products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. All of these activities are also potentially subject to U.S. consumer protection and unfair competition laws.

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

In addition, the FDA’s policies may change and additional government laws or regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained, which would adversely affect our business, prospects and ability to achieve or sustain profitability.

Within the European Union, once a Marketing Authorization is obtained, numerous post-approval requirements also apply, and as in the United States, off-label promotion of medicinal products is not permitted. Furthermore, advertising to the general public of medicinal products which are available on medical prescription only is prohibited. The requirements are regulated by both E.U. regulations (such as advertising of medicinal products and reporting of adverse events) as well as national applicable regulations (namely related to prices and promotional activities).

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

Outside the United States, international operations are generally subject to extensive governmental price controls and other market regulations, and we believe the increasing emphasis on cost-containment initiatives in Europe, Canada, and other countries has and will continue to put pressure on the pricing and usage of our product candidates, if approved, and on related parent drugs. In many countries, the prices of medical products are subject to varying price control mechanisms as part of national health systems. Many countries, including the European Union member states, established complex and lengthy procedures to obtain price approvals, coverage and reimbursement. These procedures vary from country to country but are commonly initiated after grant of the related marketing authorization. Other countries allow companies to fix their own prices for medical products, but monitor and control company profits. Additional foreign price controls or other changes in pricing regulation could restrict the amount that we are able to charge for our product candidates. Accordingly, in markets outside the United States, the reimbursement for our products may be reduced compared with the United States and may be insufficient to generate commercially reasonable revenue and profits. As an example, many EU member states review periodically their decisions concerning the pricing and reimbursement of medicinal products. The outcome of these reviews cannot be predicted and could have adverse effects on the pricing and reimbursement of our medicinal products in the EU member states.

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

The regulations relating to the promotion of products for unapproved uses are complex and subject to substantial interpretation by the EEA Competent Authorities, the FDA and other regulatory authorities, as well as courts. If any of our product candidates receives marketing approval, we and any collaboration partner will be restricted from marketing the product outside of its approved labeling, also referred to as promotion. However, physicians may nevertheless lawfully prescribe an approved product to their patients in a manner that is inconsistent with the approved label, which is an off-label use. We intend to implement compliance and training programs designed to ensure that our sales and marketing practices comply with applicable regulations regarding off-label promotion and other illegal promotional activities. Notwithstanding these programs, the EEA Competent Authorities, the FDA or other government authorities may allege or find that our practices constitute prohibited promotion of our product candidates for unapproved uses. We also cannot be sure that our employees will comply with company policies and applicable regulations regarding the promotion of products.

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

In the EEA, the EMA’s Committee for Orphan Medicinal Products grants orphan drug designation to promote the development of products that are intended for the diagnosis, prevention or treatment of life-threatening or chronically debilitating conditions affecting not more than five in 10,000 persons in the E.U. Community and for which no satisfactory method of diagnosis, prevention, or treatment has been authorized (or the product would be a significant benefit to those affected). Additionally, designation is granted for products intended for the diagnosis, prevention, or treatment of a life-threatening, seriously debilitating or serious and chronic condition and when, without incentives, it is unlikely that sales of the drug in the European Union would be sufficient to justify the necessary investment in developing the medicinal product. An E.U. orphan drug designation entitles a party to financial incentives such as reduction of fees or fee waivers and 10 years of market exclusivity is granted following medicinal product approval. This period may be reduced to six years if the orphan drug designation criteria are no longer met, including where it is shown that the product is sufficiently profitable not to justify maintenance of market exclusivity. Orphan drug designation must be requested before submitting an application for marketing approval. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. We have as of December 31, 2019 received orphan drug designation for TransCon hGH in the European Union and for TransCon PTH and TransCon CNP in the United States.

In the EEA, marketing authorization applications for new medicinal products not authorized in the EU will only be regarded as valid, if they include one of the following: (i) the results of all studies performed and details of all information collected in compliance with a paediatric investigation plan; PIP, agreed with the EMA’s Pediatric

Committee, or the PDCO, (ii) a decision of the EMA granting a waiver from the obligation to provide the results of studies in the paediatric population in accordance with a PIP, or (iii) a decision by the EMA agreeing to a deferral of the initiation or completion of some or all of the measures set out in the PIP. The PIP sets out the timing and measures proposed to generate data to support a pediatric indication of the drug for which marketing authorization is being sought. The PDCO can grant a deferral of the obligation to implement some or all of the measures of the PIP until there are sufficient data to demonstrate the efficacy and safety of the product in adults. Further, the obligation to provide pediatric clinical trial data can be waived by the PDCO when these data is not needed or appropriate because the product is likely to be ineffective or unsafe in children, the disease or condition for which the product is intended occurs only in adult populations, or when the product does not represent a significant therapeutic benefit over existing treatments for pediatric patients. Once the marketing authorization is obtained in all Member States of the European Union and study results are included in the product information, even when negative, the product is eligible for six months’ supplementary protection certificate extension. For orphan-designated medicinal products, the 10-year period of market exclusivity is extended to 12 years. At this time, although other long-acting products in development have received PIP waivers, we are currently in discussions with PDCO and have not agreed to a PIP or received a PIP waiver for TransCon hGH.

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

•

the U.S. federal physician sunshine requirements under the Affordable Care Act, which requires certain manufacturers of drugs, devices, biologics, and medical supplies to report annually to the CMS information related to payments and other transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain other healthcare providers beginning in 2022, and teaching hospitals, and ownership and investment interests held by physicians (as defined under statute) and their immediate family members;

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

•

state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways, thus complicating compliance efforts. For example, California recently enacted legislation, the California Consumer Privacy Act, or CCPA, effective January 1, 2020. The CCPA, among other things, creates new data privacy obligations for covered companies and provides new privacy rights to California residents, including the right to opt out of certain disclosures of their information. The CCPA also creates a private right of action with statutory damages for certain data breaches, thereby potentially increasing risks associated with a data breach. Although the law includes limited exceptions, including for “protected health information” maintained by a covered entity or business associate, it may regulate or impact our processing of personal information depending on the context; and

•

European and other foreign law equivalents of each of the laws, including regulation regarding advertising of medicinal products and reporting requirements detailing interactions with and payments to healthcare providers.

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

Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. If our operations are found to be in violation of any of the laws described above or any other governmental laws and regulations that apply to us, we may be subject to penalties, including civil and criminal penalties, damages, fines, the curtailment or restructuring of our operations, the exclusion from participation in U.S. federal and state and/or EEA healthcare programs and imprisonment, any of which could adversely affect our ability to market our products and adversely impact our financial results.

We are subject to governmental regulation and other legal obligations, particularly related to privacy, data protection and information security, and we are subject to consumer protection laws that regulate our marketing practices and prohibit unfair or deceptive acts or practices. Our actual or perceived failure to comply with such obligations could harm our business.

We are subject to diverse laws and regulations relating to data privacy and security, including, in the United States, HIPAA and certain state laws such as laws in the State of California and, in the EU and the European Economic Area, or EEA, Regulation 2016/679, known as the General Data Protection Regulation, or GDPR. New privacy rules are being enacted in the United States and globally, and existing ones are being updated and strengthened. Complying with these numerous, complex and often changing regulations is expensive and difficult, and failure to comply with any privacy laws or data security laws or any security incident or breach involving the misappropriation, loss or other unauthorized use or disclosure of sensitive or confidential patient or consumer information, whether by us, one of our business associates or another third-party, could adversely affect our business, financial condition and results of operations, including but not limited to: investigation costs, material fines and penalties; compensatory, special, punitive, and statutory damages; litigation; consent orders regarding our privacy and security practices; requirements that we provide notices, credit monitoring services and/or credit restoration services or other relevant services to impacted individuals; adverse actions against our licenses to do business; and injunctive relief. Furthermore, these rules are constantly changing; for example, the GDPR came into force in May 2018 changing the European regime. Before that, the US-EU Safe Harbor framework was declared invalid in 2015 and replaced with the US-EU Privacy Shield framework which, along with other methods which permit transfer under European privacy law, are under ongoing review and subject to challenge.

The privacy laws in the EU have been significantly reformed. On May 25, 2018, the GDPR entered into force and became directly applicable in all EU member states. The GDPR implements more stringent operational requirements than its predecessor legislation. For example, the GDPR requires us to make more detailed disclosures to data subjects, requires disclosure of the legal basis on which we can process personal data, makes it harder for us to obtain valid consent for processing and in other cases prevents the use of consent as legal basis for processing of personal data, will require the appointment of data protection officers when sensitive personal data, such as health data, is processed on a large scale, provides more robust rights for data subjects, introduces mandatory data breach notification through the EU, imposes additional obligations on us when contracting with service providers and requires us to adopt appropriate privacy governance including policies, procedures, training and data audit. If we do not comply with our obligations under the GDPR, we could be exposed to fines of up to the greater of €20 million or up to 4% of our total global annual revenue in the event of a significant breach. In addition, we may be the subject of litigation and/or adverse publicity, which could adversely affect our business, results of operations and financial condition.

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

In addition, the trend toward managed healthcare in the United States and the changes in health insurance programs, as well as legislative proposals to reform healthcare or reduce government insurance programs, may result in lower prices for pharmaceutical products, including any product that may be offered by us. In addition, any future regulatory change regarding the healthcare industry or third-party coverage and reimbursement may affect demand for any products that we may develop and could harm our sales and profitability. For example, in the United States, the ACA was enacted in 2010 with a goal of reducing the cost of healthcare and substantially changing the way healthcare is financed by both government and private insurers. The ACA, among other things, increased the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extended the rebate program to individuals enrolled in Medicaid managed care organizations, addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected, established annual fees and taxes on manufacturers of certain branded prescription drugs and medical devices, and created a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts, which, through subsequent legislative amendments, was increased to 70%, starting in 2019, off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D.

We expect that the current presidential administration and U.S. Congress will likely continue to seek to modify, repeal, or otherwise invalidate all, or certain provisions of, the ACA. For example, the Tax Cuts and Jobs Act, enacted on December 22, 2017, removes penalties for not complying with the ACA’s individual mandate to carry health insurance. On December 14, 2018, a U.S. District Court Judge in the Northern District of Texas, ruled that because the individual mandate is a critical and inseverable feature of the ACA, the remaining provisions of the ACA were invalid as well. Upon appeal, the U.S. Court of Appeals for the Fifth Circuit affirmed that the individual mandate was unconstitutional but remanded the case back to the U.S. District Court to determine what portions of the ACA, if any, might continue to be valid. On January 21, 2020, the U.S. Supreme Court declined a motion by the U.S. House of Representatives and others seeking expedited review of the case. It is unclear how these decisions, subsequent appeals and other efforts to challenge, repeal or replace the ACA will impact the law. We cannot predict the ultimate content, timing or effect of any healthcare reform legislation or the impact of potential legislation on us.

In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted, including reductions in Medicare payments to providers, capped at 2% per fiscal year, which went into effect on April 1, 2013. These reductions, extended by subsequent legislation will stay in effect through 2029 unless additional Congressional action is taken, further reductions to Medicare payments to several types of providers, including hospitals, and an increased statute of limitations period for the government to recover overpayments to providers from three to five years. Recently, there has also been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed bills designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for pharmaceutical products. Individual states in the United States have also become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical product pricing, including through constraints on reimbursement, imposition of mandatory discounts, discounts, restrictions on access to certain products, transparency measures, and programs for importation from other countries or bulk purchasing.

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

As of December 31, 2019, twenty-four patents have been issued to us in the United States. 16 patents are directed to our TransCon technologies and five are directed to TransCon hGH. In addition, as of December 31, 2019, we have approximately 139 issued patents in jurisdictions outside of the United States, at least 74 of which are directed to our TransCon technologies, and 35 of which are directed to our product candidates. As of December 31, 2019, our TransCon hGH is covered by seven different patent families and an additional nine patent families covering the auto-injector device, our TransCon PTH is covered by seven different patent families and our TransCon CNP is covered by 11 different patent families. Most members of these families are applications in an early stage, so it is impossible to make any statements regarding whether or not they will be granted. We are not aware of any challenge to our issued patents, in the United States, Europe or in any other jurisdiction.

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

In addition, we and our collaboration partners may face costly and time-consuming intellectual property litigation with the NDA holders, BLA holders and Orange Book patentees of the products in respect of which we seek to obtain FDA approval. Companies that produce branded pharmaceutical products for which there are listed patents in the FDA’s Orange Book routinely bring patent infringement litigation against applicants seeking FDA approval to manufacture and market branded and/or generic forms of their products. Accordingly, we may face patent litigation as a result of our submission of NDA and BLA applications to the FDA or as a result of submitting an MAA with the EMA.

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

As of December 31, 2019, 80 of our employees work in Germany and are subject to German employment law. Ideas, developments, discoveries and inventions made by such employees are generally subject to the provisions of the German Act on Employees’ Inventions, which regulates the ownership of, and compensation for, inventions made by employees. Under this act, we face the risk that we may be required to pay additional compensation for assigned patent rights and disputes can occur between us and our employees or ex-employees pertaining to alleged non-adherence to the provisions of this act that may be costly to defend and consume our management’s time and efforts whether we prevail or fail in such dispute. In addition, under the German Act on Employees’ Inventions, certain employees may have retained rights to patents they invented or co-invented before October 2009. Although substantially all of these employees have assigned their interest in these patents to us, to the extent permitted by law, there is a risk that the compensation we provided to them may be deemed to be insufficient and we may be required under German law to increase the compensation due to such employees for the use of the patents. In those cases where employees have not assigned their interests to us, we may need to pay compensation for the use of those patents. If we are required to pay additional compensation or face other disputes under the German Act on Employees’ Inventions, our results of operations could be adversely affected.

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

Failure to secure trademark registrations for a commercial trade name for any of our product candidates in the United States or elsewhere could adversely affect our business.

We use various trademark rights in our business, including, Ascendis, and our trade name TransCon. Ascendis and TransCon are our only registered trademarks in the United States. Trademark applications for a number of commercial trade name candidates for TransCon hGH have been filed. In the European Union we have registered both Ascendis, TransCon and a number of commercial trade name candidates for TransCon hGH. We may not be able to obtain trademark protection in other territories that we consider of significant importance to us. Furthermore, we have not yet registered trademarks for a commercial trade name for any other of our product candidates in the United States or elsewhere. During trademark registration proceedings, our trademark applications may be rejected. Although we are given an opportunity to respond to those rejections, we may be unable to overcome such rejections. In addition, in the USPTO and in comparable agencies in many foreign jurisdictions, third parties can oppose pending trademark applications and seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against our trademarks, and our trademarks may not survive such proceedings. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products, which could result in loss of brand recognition and could require us to devote resources to advertising and marketing our products under new brands.

As a result of the United Kingdom’s referendum on exiting the European Union our trademark is likely to require some form of re-registration in the UK. While this is assumed to be a purely administrative act, we may accidentally not perform all required steps in time which may lead to a lapse of our trademark in the UK.

Moreover, any name we propose to use with our product candidates in the United States or any other country must be approved by the FDA, EMA or any other relevant health authority regardless of whether we have registered it, or applied to register it, as a trademark. The FDA as well as EMA typically conducts a review of proposed product names, including an evaluation of potential for confusion with other product names. If the FDA, EMA or any other relevant approval authority objects to any of our proposed proprietary product names, we may be required to expend significant additional resources in an effort to identify a suitable substitute name that would qualify under applicable trademark laws, not infringe the existing rights of third parties and be acceptable to the FDA, EMA or any other relevant approval authority.

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

ADS holders are not treated as our shareholders and do not have the rights of a holder of our ordinary shares. Danish law governs shareholder rights. Our depositary, Bank of New York Mellon, is the holder of the ordinary shares underlying our ADSs. The deposit agreement among us, the depositary, and all other persons directly and indirectly holding ADSs, sets out ADS holder rights as well as the rights and obligations of the depositary. In addition, our depositary charges certain fees to holders of our ADSs as set forth in “Item 12 D. Description of Securities Other than Equity Securities – American Depositary Shares.”

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

If our existing shareholders or holders of ADSs sell, or indicate an intention to sell, substantial amounts of our ordinary shares or ADSs in the public market, the trading price of our ADSs could decline. Based upon the number of shares outstanding as of March 1, 2020, we have outstanding a total of 47,985,837 ordinary shares. Of those shares, approximately 6,776,094 were owned by current board members, members of our senior management and their respective affiliates, or may otherwise be subject to Rule 144 under the Securities Act. In addition, pursuant to a registration statement on Form F-3 filed in February 2016, we registered for resale by shares owned by certain selling shareholders, including shareholders that are affiliated with members of our board of directors.

As of December 31, 2019, there were 5,820,211 warrants outstanding. If these warrants are exercised an additional 5,820,211 ordinary shares or ADSs will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules and Rule 144 and Rule 701 under the Securities Act. If these additional ordinary shares or ADSs are sold, or if it is perceived that they will be sold, in the public market, the trading price of the ADSs could decline. Any sales of securities by these security holders could have a negative effect on the trading price of the ADSs.

Our principal shareholders and senior management own a significant percentage of our shares and are able to exert significant control over matters subject to shareholder approval.

As of March 1, 2020, our senior management, board members, holders of 5% or more of our share capital and their respective affiliates beneficially own approximately 60.5% of our outstanding voting securities. As a result, these security holders have the ability either alone or voting together as a group to determine and/or significantly influence the outcome of matters submitted to our shareholders for approval, including the election and removal of board members, payment of dividends, amendments to our articles of association, including changes to our share capital or any mergers, demergers, liquidations and similar transactions. This may prevent or discourage unsolicited acquisition proposals or offers for our ordinary shares or ADSs that our shareholders or ADS holders may feel are in their best interest as a shareholder or holder of ADSs. In addition, this group of shareholders may have the ability to control our management and affairs. Such control and concentration of ownership may affect the market price of the ADSs and may discourage certain types of transactions, including those involving actual or potential change of control of us (whether through merger, consolidation, take-over or other business combination), which might otherwise have a positive effect on the market price of the ADSs.

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

We report under the Exchange Act, as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act and although we are subject to Danish laws and regulations with regard to such matters and intend to furnish quarterly financial information to the SEC, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, foreign private issuers are not required to file their annual report on Form 20-F until four months after the end of each fiscal year, while U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. Foreign private issuers are also exempt from the Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, our shareholders and the holders of our ADS may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

Our status as a “foreign private issuer” allows us to adopt International Financial Reporting Standards, or IFRS, accounting principles, which are different than accounting principles under U.S. Generally Accepted Accounting Principles, or U.S. GAAP.

We have adopted and presented our consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. IFRS is an internationally recognized body of accounting principles that are used by many companies outside of the United States to prepare their financial statements; and the SEC permits foreign private issuers such as our company to prepare and file their financial statements in accordance with IFRS rather than U.S. GAAP. IFRS accounting principles are different from those of U.S. GAAP, and SEC rules do not require us to provide a reconciliation of IFRS accounting principles to those of U.S. GAAP. Investors who are not familiar with IFRS may misunderstand certain information presented in our consolidated financial statements. Accordingly, we suggest that readers of our consolidated financial statements familiarize themselves with the provisions of IFRS accounting principles to better understand the differences between these two sets of principles.

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

We qualify as a foreign private issuer and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. We may no longer be a foreign private issuer as of June 30, 2020, which would require us to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers as of January 1, 2021. To maintain our current status as a foreign private issuer, either (a) a majority of our ordinary shares or ADSs must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our executive officers or directors may not be U.S. citizens or residents, (ii) more than 50% of our assets cannot be located in the United States and (iii) our business must not be administered principally inside the United States. If we lost this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

We may be a “passive foreign investment company” for U.S. federal income tax purposes for our current taxable year and future taxable years, which could result in adverse U.S. federal income tax consequences to U.S. investors.

Under the Internal Revenue Code of 1986, as amended, the determination of passive foreign investment company, or PFIC, status is fact-specific, and generally cannot be made until after the close of the taxable year in question. Based on the market price of our ADSs, the value of our assets and the composition of our income and assets, we do not believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2019. However, we cannot assure you we will not be a PFIC for any taxable year.

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

Our registered office and principal executive offices are located at Tuborg Boulevard 12, DK-2900 Hellerup, Denmark and our telephone number is +45 70 22 22 44. Our agent for service of process in the United States is Ascendis Pharma, Inc. Our corporate website address is www.ascendispharma.com. The information on, or that can be accessed through, our website is not part of and should not be incorporated by reference into this annual report or any other report we file or furnish to the SEC. We have included our website address as an inactive textual reference only. Our ADSs are traded on The Nasdaq Global Select Market under the symbol ASND.

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

Overview

We are applying our innovative TransCon technologies to build a leading, fully integrated biopharmaceutical company and develop a pipeline of product candidates with potential best-in-class profiles to address unmet medical needs. We have created a portfolio of potential best-in-class rare disease endocrinology product candidates to address unmet medical needs by utilizing our TransCon technologies with clinically validated parent drugs. We currently have three product candidates in clinical development in rare endocrine diseases and we are advancing multiple preclinical candidates in oncology, our second therapeutic area of focus. We are also working to apply our TransCon technology platform in additional therapeutic areas to address unmet patient needs.

Our most advanced investigational product candidate, TransCon hGH (adopted nonproprietary name lonapegsomatropin), is in development as a once-weekly long-acting prodrug of recombinant human growth hormone, also referred to as somatropin or hGH, as a potential treatment for pediatric and adult growth hormone deficiency, or GHD. Our phase 3 pediatric program for TransCon hGH consists of the heiGHt, fliGHt and enliGHten Trials. Our results from the pivotal, phase 3 heiGHt Trial demonstrated a statistically significant increase in annualized height velocity, or AHV, compared to daily hGH at 52 weeks, and showed a safety profile comparable to that of daily hGH in pediatric subjects who were treatment-naïve.

Nearly all subjects who completed the heiGHt or fliGHt Trials have enrolled in the open-label extension study, or the enliGHten Trial, which is designed to provide long-term safety data to support the planned regulatory filings for TransCon hGH. We initiated the enliGHten Trial in 2017 as the first subjects began to roll over from the heiGHt Trial, and we have enrolled approximately 300 subjects, which we believe will form a safety database consistent with input received from regulatory authorities.

In September 2019, we completed the last subject visit forming the two-year follow up for the TransCon hGH phase 3 program in pediatric GHD. These data will form the safety database to support submission of a Biologics License Application, or BLA, to the U.S. Food and Drug Administration, or the FDA, for TransCon hGH to treat pediatric GHD, which we expect to submit in the second quarter of 2020, as well as submission of a Marketing Authorisation Application to the European Medicines Agency expected in the fourth quarter of 2020.

In October 2019, we received Orphan Designation from the European Commission for TransCon hGH for pediatric GHD. Orphan Designation is granted to therapies aimed at the treatment, prevention or diagnosis of a disease that is life-threatening or chronically debilitating, affects no more than five in 10,000 persons in the European Union, or EU, and for which no satisfactory method of diagnosis, prevention, or treatment has been authorized (or the product would provide significant additional benefit over existing therapies).

We believe that TransCon hGH, if approved, may offer a once-weekly therapy for pediatric and adult GHD with the potential to improve outcomes compared to currently approved daily hGH. If approved, we believe TransCon hGH may reduce the burden of daily treatment by requiring significantly fewer injections, which we believe may improve compliance and treatment outcomes. After receiving feedback from the FDA, we have filed an IND amendment to initiate a global, phase 3 trial in subjects with adult GHD and we intend to pursue other indications for TransCon hGH consistent with our strategy to create sustainable growth.

We are also using our TransCon technology platform to develop TransCon PTH, an investigational once-daily long-acting prodrug of parathyroid hormone, or PTH, as a potential treatment for adult hypoparathyroidism, a rare endocrine disorder of calcium and phosphate metabolism. We completed a phase 1 trial in healthy subjects in 2018, the results of which were consistent with our target product profile for TransCon PTH as a “true” replacement therapy. In this trial, TransCon PTH showed the predicted pharmacokinetic and pharmacodynamic response, suggesting the ability to normalize serum and urinary calcium levels in patients with hypoparathyroidism.

Our ongoing phase 2 PaTH Forward Trial is evaluating the safety, tolerability and efficacy of three fixed doses of TransCon PTH using a ready-to-use prefilled pen device. The goal of PaTH Forward is to identify a starting dose (15, 18, or 21 µg per day) for a pivotal phase 3 trial, establish a titration regimen for complete withdrawal of standard of care (i.e., active vitamin D and calcium supplements), and evaluate TransCon PTH control of serum and urinary calcium. In February 2020, we completed enrollment of the trial with 59 subjects and we expect to report top-line data from the one-month blinded portion of the PaTH Forward Trial in mid-April 2020. Following evaluation of Phase 2 data from the PaTH Forward Trial, we expect and plan to initiate a global phase 3 program for TransCon PTH in the fourth quarter of 2020, including trial sites in the United States, Canada, Europe and Asia-Pacific, including Japan.

In June 2018, we were granted Orphan Drug Designation, or ODD, by the FDA for TransCon PTH. ODD is provided to drugs that are intended for the safe and effective treatment, diagnosis, or prevention of rare diseases or disorders that affect fewer than 200,000 people in the United States. We believe TransCon PTH, if approved, may provide patients suffering from hypoparathyroidism with a PTH replacement therapy that is designed to address both the short-term symptoms and long-term complications of the disease.

We are also developing TransCon CNP, an investigational long-acting prodrug of C-type natriuretic peptide, or CNP, as a potential therapeutic option for achondroplasia, the most common form of dwarfism. TransCon CNP is designed to provide continuous CNP exposure with the goal of optimizing efficacy with a safe and convenient once-weekly dose. Currently, there are no medical therapies for achondroplasia approved by the FDA. In November 2018, we reported preliminary results from a phase 1 trial in healthy adult subjects, which supported our target product profile for TransCon CNP. In February 2019, we were granted ODD by the FDA for TransCon CNP. Following successful submission of an IND application in July 2019, we initiated the phase 2 ACcomplisH Trial to evaluate safety and efficacy of TransCon CNP in children (ages 2-10 years) with achondroplasia. The company continues to work towards escalating sequential dose cohorts throughout the year, while ensuring the safety of subjects during the current pandemic and access to physicians for future monitoring visits. Our goal is to develop TransCon CNP as a safe and effective therapeutic option for achondroplasia and potentially other related growth disorders.

In addition to our pipeline of candidates in rare endocrine disorders, in January 2019, we established oncology as our second independent therapeutic area of focus for our TransCon technologies. In June 2019, we announced three of our oncology product candidates and reported preclinical data supporting their development rationale. Our goal is to improve treatment efficacy while limiting or reducing toxicity by applying TransCon technologies to clinically validated drugs, using our unique algorithm for product innovation. We are conducting preclinical studies within the field of oncology to explore multiple potential product candidates and evaluate systemic as well as localized delivery systems using our TransCon platform.

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

We believe that the effectiveness of our TransCon technologies is supported by data from our preclinical research and the ongoing clinical programs, including our TransCon hGH, TransCon PTH and TransCon CNP programs, as well as findings from our ongoing development of other product candidates. We have applied the TransCon technologies in combination with a clinically validated parent drug or pathway using our algorithm for creating products with the potential to be best-in-class in endocrinology rare diseases, and we will continue to apply this algorithm for product selection in new therapeutic areas. We believe this approach may reduce the risks associated with traditional drug development.

In addition to our pipeline of product candidates in endocrinology, we are conducting preclinical studies in the field of oncology to explore multiple potential product candidates and evaluate systemic as well as localized delivery systems using our TransCon technologies.

TransCon Product Candidate Pipeline

1.	Excludes rights granted to VISEN Pharmaceuticals in Greater China

2.	In phase 3 development for pediatric growth hormone deficiency in Greater China through VISEN Pharmaceuticals

When we apply our TransCon technologies to already approved drug compounds, we may benefit from established clinical safety and efficacy data, which we believe increases the probability of success compared to traditional drug development.

We maintain an intellectual property portfolio comprising over 160 issued patents and approximately 335 patent applications as of December 31, 2019 with claims directed to composition of matter, process, formulation and/or methods-of-use for our product candidates, including a product-specific device and core TransCon technologies. In addition, Sanofi has granted us rights that enable us to freely commercialize all improvements to the TransCon technologies developed by Sanofi outside of the field of diabetes. Other than the rights we have granted to Sanofi relating to the field of diabetes and to Visen as noted above, we hold worldwide rights to our TransCon technologies and owe no third-party royalty or milestone payment obligations with respect to our TransCon technologies or any of our product candidates. While our TransCon prodrugs may incorporate already approved parent drugs, each of our product candidates is a new molecular entity and is therefore eligible to be granted new intellectual property rights, including new composition of matter patents.

Our Strategy

Our goal is to build a fully integrated biopharmaceutical company by applying our TransCon technology platform to create a pipeline of proprietary products. Our algorithm for product innovation focuses on identifying indications that have an unmet medical need, have a clinically validated parent drug or pathway, are suitable to our TransCon technologies, have a clearly differentiated product, have a potential established development pathway and have a large potentially addressable market.

Using this approach for our endocrinology rare disease franchise, we have obtained positive clinical data for all three of our TransCon product candidates. We are working towards regulatory approval of these candidates in three high value indications, and we are exploring label expansion opportunities. We expect our near-term therapeutic focus on endocrinology will provide important synergies and a strong foundation for building our commercial infrastructure, including expertise in endocrinology, a concentrated prescriber base, a patient-centric support system, reimbursement and payor expertise and distribution networks.

For the longer term, our aim is to utilize our product innovation algorithm to advance into new therapeutic areas and create sustainable growth through multiple approaches. We have established oncology as our second therapeutic area of focus and intend to select a third independent therapeutic area as part of our Vision 3x3 strategic roadmap through 2025, which was introduced in January 2019.

The key elements of Vision 3x3 include to:

•	obtain regulatory approval for three independent endocrinology rare disease products: TransCon hGH for pediatric GHD, TransCon PTH for adult hypoparathyroidism and TransCon CNP for achondroplasia;

•

create further growth of the company’s endocrinology rare disease pipeline through establishing global clinical reach either directly or through partnerships, pursuit of 9 total indications, and, label optimization and lifecycle management activities;

•

establish a global commercial presence for the endocrinology rare disease franchise by building an integrated commercial business in North America and select European countries, and establishing relationships through partners with local expertise and infrastructure in other geographic areas; and

•	creation of a third independent therapeutic areas with a diversified pipeline built on our TransCon technology platform and the company’s unique algorithm for product innovation.

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

Our TransCon technologies combine the benefits of conventional prodrug and sustained release technologies to create new therapies with potentially optimized therapeutic effect, including efficacy, safety and dosing frequency. We believe the technologies can be applied broadly to a protein, peptide, antibody or small molecule in multiple therapeutic areas. TransCon molecules have three components: an existing parent drug, an inert carrier that protects it, and a linker that temporarily binds the two. When bound, the carrier inactivates and shields the parent drug from clearance. When injected into the body, physiologic pH and temperature conditions initiate the release of the active, unmodified parent drug in a predictable release manner. Because the parent drug is unmodified, its original mode of action is expected to be maintained. Depending upon the type of TransCon carrier we employ, we can design our TransCon prodrugs to act systemically or locally in areas that are difficult to treat with conventional therapies. In addition to retaining the original mode of action of the unmodified parent drug, we believe this predictable release may improve the likelihood of clinical development success. We refer to our systemic and localized applications of TransCon as individual technologies.

We believe that our TransCon technologies enable multiple potential therapeutic, drug development and intellectual property benefits:

Efficacy Benefits

•	Same mode of action as parent drug

•	Predictable release of unmodified parent drug supporting dosing frequency from daily to up to six months or more

•	Designed to enable sustained localized or systemic drug exposure

•	Designed to reduce dosing frequency to improve patient adherence and improve overall treatment outcomes

•	Dosing and release tailored to desired pharmacokinetic profile and potentially optimizing effects of parent drug

Safety and Tolerability Benefits

•	Same predicted safety profile as parent drug with potential enhancements or improvements due to application of TransCon technologies

•	May enable comparable alternative to continuous infusions or subcutaneous injections

•	TransCon localized delivery platform may offer improved safety profile by maintaining high local concentrations of drug while minimizing systemic exposure

•	Immunogenic potential, or the ability of a substance to provoke an immune response, comparable to parent drug

Development Benefits

•	Potentially higher drug development success rate when investigating clinically validated parent drugs and mechanisms by leveraging existing knowledge

Intellectual Property Benefits

•	New composition of matter patents

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

TransCon Linkers

Our TransCon linkers are reversible linkers that enable the transient conjugation of a broad range of therapeutics, including proteins, peptides and small molecules, to our TransCon carriers. We have a large library of TransCon linkers that are applicable to various types of parent drugs, and that can be tailored to achieve half-life extension enabling daily, weekly, monthly and half-yearly dosing, and customize the pharmacokinetic, or PK, profile for each individual product candidate to potentially optimize therapeutic effect. TransCon linkers are self-cleaving through a process called intra-molecular assisted cleavage, which causes the linker to release the unmodified parent drug. We can tailor the release properties of the linker to a given therapeutic indication and parent drug by modifying the linker structures. We believe the self-cleaving process of our linker avoids many of the shortcomings of conventional prodrug technologies, which often depend on metabolic processes, such as enzymatic degradation, to convert the prodrug into the active drug. The rate of metabolic conversion of prodrugs in these types of processes may differ between patients, and even within different tissues in the same patient. As a result, conventional prodrugs do not always offer predictable release of the parent drug. Our TransCon linkers predictably release an unmodified active parent drug at predetermined rates governed by physiological pH and temperature conditions, which are tightly regulated in the body. Consequently, we can design our prodrugs to release the unmodified parent drug at predictable rates.

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

•

Our TransCon systemic carriers are used for providing systemic drug exposure and are based on soluble compounds such as polyethylene glycol, or PEG, or other natural or synthetic polymers. Prodrugs created using our systemic carriers are readily absorbed into the bloodstream after administration, thus minimizing exposure of the subcutaneous tissue to active drug, which we believe may improve injection site tolerability. Our most advanced product candidates, TransCon hGH, TransCon PTH and TransCon CNP, utilize PEG as a carrier molecule. PEG is widely used to improve the pharmacokinetic or pharmacodynamic properties of marketed therapeutics. Below is an illustration of our systemic carrier:

•

Our TransCon localized carriers are being developed to provide either localized or systemic parent drug exposure. Our TransCon hydrogels may be based on PEG, hyaluronic acid or other biopolymers. Our TransCon hydrogel is designed to self-eliminate to soluble, biocompatible molecules after the drug payload has been released. With our current and future collaboration partners, we are developing certain of the TransCon hydrogel carriers to provide both systemic and localized parent drug delivery applications. When applied for localized delivery, the TransCon hydrogel enables the release of parent drug at high local concentrations while minimizing systemic exposure. We believe this may widen the therapeutic window for parent drugs that suffer from significant systemic side effects and facilitate the development of highly efficacious product opportunities that have improved safety and tolerability profiles. Below is an illustration of our hydrogel carrier:

Parent Drug

Our TransCon technologies are applicable across a broad range of therapeutic classes and are currently used to create potentially best-in-class long-acting product candidates based on proteins, peptides and small molecules. By primarily focusing on biological targets that have been clinically validated, we can leverage available knowledge regarding a target’s activity. Based on this selective approach, we know what drug levels must be maintained in the body for optimal efficacy and safety, and we can design the release half-life and dosing frequency of our TransCon prodrugs to maintain these levels to achieve the desired pharmacological effect. We move a product candidate into development after it demonstrates a superior profile to such medicines or drugs in animal models that we believe correlate to human clinical experience. Furthermore, based on the established translational relationships between preclinical animal models and clinical efficacy, we believe experimental results generated in validated animal models are highly predictive of clinical results and reduce the development risk of our TransCon prodrugs. This strategy is designed to reduce risk and increase productivity.

This approach has enabled us to generate a pipeline of product candidates to address significant unmet medical needs and to become potential sources of significant revenue for our company. Because our TransCon technologies release an unmodified drug with established clinical safety and efficacy, we believe we may benefit from a higher development and regulatory success rate as compared to development of drug compounds without established biology.

TransCon Product Candidates - Endocrinology

TransCon Growth Hormone (hGH)

Market Opportunity in GHD

GHD is a serious orphan disease that affects both children and adults. Children with GHD are characterized by short stature, metabolic abnormalities, cognitive deficiencies and poor quality of life. GHD in adults is associated with increased adiposity, or fat mass, as well as psychiatric-cognitive, cardiovascular, muscular, metabolic and skeletal abnormalities. The current standard of care for GHD is daily subcutaneous injections of somatropin (hGH). Daily therapy with hGH has been shown to increase growth in children, and improve metabolic effects, including reducing adiposity and improving cardiovascular health in both children and adults. These daily hGH therapies have been shown to be safe and well-tolerated.

Growth hormone-deficient children who are fully adherent with their daily hGH treatment regimen may achieve a height in adulthood that is comparable to that of their family members and national norms. In both therapy-compliant children and adults with GHD, daily subcutaneous injections of hGH have resulted in improved body composition parameters, bone density, cardiovascular outcomes and quality of life.

Despite the demonstrated benefits of hGH therapy, adherence continues to be a challenge, as patients treated with daily hGH typically receive thousands of injections over the course of many years. Published studies have shown that the majority of patients on a daily hGH regimen are not fully adherent with their daily dosing schedule, and therefore fail to achieve expected treatment outcomes. According to a 2018 study (Graham et al), as many as 7 out of 10 pediatric patients are non-adherent to daily growth hormone therapy, which may result in significant reductions in the degree of growth and suboptimal outcomes.

Reducing injection frequency is associated with better adherence and thus may improve height velocity (HV) for pediatric patients experiencing poor adherence with daily hGH injections. As shown in the figure below, for patients missing two or more injections per week, there was a clinically relevant reduction in their change in HV standard deviation score, or HVSDS, compared to high-compliance patients. A greater HVSDS indicates more rapid growth:

Figure 1. Negative impact of poor compliance on growth response. Patients missing two or more injections per week have a statistically significant reduction in height velocity. A result is considered statistically significant when the p-value, representing the probability that random chance could explain the result, is lower than 0.05. (Cutfield et al, 2011.)

Since the introduction of hGH in 1981, a number of the world’s largest pharmaceutical companies have developed and now market daily hGH products. All currently marketed hGH products in the United States, Norditropin® (Novo Nordisk A/S), Humatrope® (Eli Lilly and Company), Nutropin AQ® (Genentech), Genotropin® (Pfizer Inc.), Saizen® (Merck Serono S.A.), Zomacton® (Ferring Pharmaceuticals, Inc.) and Omnitrope® (Sandoz GmbH), contain unmodified somatropin (hGH) and are administered by daily subcutaneous injections. The global market for daily hGH products is dominated by Novo Nordisk, Pfizer, Eli Lilly, Sandoz, Merck KGaA and Roche, which together account for most of the global market share.

Primary indications for hGH in children are GHD, idiopathic short stature, chronic kidney disease, Prader-Willi syndrome, small for gestational age and Turner syndrome. In adults, primary indications for hGH include GHD and AIDS-induced weight loss. Pediatric indications comprise up to 90% of the total hGH market, of which approximately half is for GHD.

Global annual sales from currently marketed hGH products are currently estimated at approximately $4 billion. We believe a significant market opportunity exists for a long-acting version of hGH with comparable efficacy, safety and tolerability as daily hGH products. We are developing TransCon hGH as a once-weekly somatropin (hGH) therapy with a target profile designed to have comparable efficacy, safety and tolerability to daily hGH, but with a dosing regimen that could improve adherence and overall health.

Competitive Landscape for Long-Acting Growth Hormone Therapies

Since the 1990s, the pharmaceutical industry has employed various approaches to develop long-acting growth hormone products to reduce the patient burden of daily injections and increase patient compliance with the dosing regimen. These approaches generally fall into two categories: unmodified somatropin (hGH) and permanent modification of growth hormone:

•

Unmodified somatropin (hGH): Two long-acting growth hormone products using encapsulation technologies have previously received regulatory approval in U.S. and Europe and were subsequently discontinued due to commercial challenges. These include Nutropin Depot®, formerly marketed by Genentech, and Somatropin Biopartners, developed by LG Life Sciences and Biopartners GmbH. Nutropin Depot was approved in 1999 and later withdrawn; Somatropin Biopartners (LB03002), was approved by the European Medicines Agency (EMA) in 2013, and later withdrawn. These products are associated with nodule formation, erythema, or redness of skin, itching, bruising, as well as pain during and after injection. In addition, high levels of antidrug antibodies have been observed following administration of these drugs to patients. We believe that the lack of market acceptance is a result of the various safety and tolerability issues that tend to arise with encapsulation technologies.

•

Permanent modification of growth hormone: Modification technologies prolong activity in the body by creating analogs of growth hormone through permanent modification of the growth hormone molecule. This modification may alter the molecular size and interaction with the growth hormone receptor and/or change the natural association affinity to endogenous proteins, as well as the distribution in the body. These changes may alter and reduce the efficacy of these drugs compared to unmodified daily somatropin (hGH) and may also negatively impact the drug’s safety.

There are currently no long-acting growth hormone treatment options available in the United States or Europe. A permanently PEGylated long-acting growth hormone developed by GeneScience Pharmaceuticals Co., Ltd. is available in China and the Somatropin Biopartners product (LB03002), is available in Korea.

In addition to the currently approved and marketed daily growth hormone therapies, there are a variety of experimental growth hormone therapies based on permanent modification in different stages of clinical development by various companies, including GeneScience Pharmaceuticals Co., Ltd., Genexine Inc, JCR Pharmaceuticals Co., Ltd., Novo Nordisk A/S, and OPKO Health, Inc. (in collaboration with Pfizer Inc.).

Our Solution: TransCon hGH

TransCon hGH is an investigational long-acting prodrug of somatropin (hGH) that is being developed for the treatment of GHD. It is designed to maintain the same mode of action as daily therapies by releasing the same growth hormone molecule, somatropin, as daily hGH therapy. TransCon hGH is composed of an unmodified somatropin that is transiently bound to a carrier and proprietary linker.

We believe our once-weekly TransCon hGH has the same mode of action and distribution into key growth hormone-responsive tissues, such as brain, bone, muscle, liver and fat tissue, as the hGH administered from daily injections and endogenous growth hormone. We use daily growth hormone as an active comparator in our clinical studies, allowing us to directly compare the activity of TransCon hGH to daily growth hormone in an identical clinical setting.

Clinical Development of TransCon hGH for Pediatric GHD

Our phase 3 pediatric program for TransCon hGH consists of the heiGHt, fliGHt and enliGHten Trials. In March 2019, we reported top-line results for the heiGHt Trial, in which TransCon hGH was observed to have superior efficacy (as demonstrated by a statistically significant increase in AHV at 52 weeks) and comparable safety and tolerability to that of daily hGH.

Results from the Phase 3 heiGHt Trial in Pediatric Subjects with GHD

The heiGHt Trial was a randomized, open-label, active-controlled phase 3 registrational trial that enrolled 161 children with GHD who had not previously been treated. Subjects received either once-weekly TransCon hGH (0.24 mg/kg/week) or daily injections of Genotropin® at 34 µg/kg/day (0.24 mg/kg/week) with a 2:1 randomization. The primary endpoint was annualized height velocity (AHV) at 52 weeks, with a non-inferiority analysis comparing the difference between the two treatment groups. Two subjects, one from each arm, withdrew from the trial prior to the final visit.

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

Additional analyses from the heiGHt Trial showed:

•

No neutralizing antibodies detected, and post-baseline low level of low-titer non-neutralizing anti-hGH binding antibodies was similar between the two arms (7 [6.7%] in TransCon hGH vs. 2 [3.6%] in Genotropin arm).

•	Height SDS at 52 weeks increased over baseline by 1.10 for TransCon hGH and by 0.96 for the daily hGH, with the treatment difference increasing at each visit over 52 weeks.

•

Body Mass Index (BMI) was in the normal range over 52 weeks in both the TransCon hGH group (with a mean increase in BMI SDS from -0.32 at baseline to -0.03 at Week 52) and in the daily hGH group (with a mean BMI SDS decrease from -0.14 at baseline to -0.40 at week 52).

•	Mean hemoglobin A1c values were generally stable over the course of the trial and remained within the normal range for both arms.

•	Model-derived mean average insulin-like growth factor-1 (IGF-1) SDS values were 0.61 for TransCon hGH and 0.01 for the daily hGH at week 52.

•	Adverse events leading to dose reduction (IGF-1 levels or clinical symptoms) occurred twice in the TransCon hGH arm (representing 1.9 percent) and once in the daily hGH arm (representing 1.8 percent).

•	Observed change in bone age over 52 weeks from baseline was 1.36 years for the TransCon hGH arm and 1.35 years in the daily arm.

Additional Clinical Trials of TransCon hGH

The results presented for the heiGHt Trial are consistent with findings from the phase 2 trial, an active-controlled trial which found that three different doses of TransCon hGH were comparable to daily hGH in 53 treatment-naïve, pre-pubertal children with GHD. The phase 2 trial was designed to evaluate the safety, tolerability, pharmacokinetics, pharmacodynamics and efficacy of TransCon hGH. This 6-month multi-center, randomized, open-label trial compared three dose levels of TransCon hGH (0.14; 0.21; and 0.30 mg GH/kg/week), administered once per week, to Genotropin at 30 µg/kg/day (0.21 mg GH/kg/week), administered as a daily injection. The primary efficacy endpoint was annualized mean height velocity at six months. Mean annualized height velocities among the three dosing levels administered weekly were 11.9 cm for the 0.14 mg/kg/week dose, 12.9 cm for the 0.21 mg/kg/week dose, and 13.9 cm for the 0.30 mg/kg/week dose, which were comparable to 11.6 cm for the active comparator, daily injections of Genotropin at a 0.21 mg/kg/week dose.

Additionally, in May 2019, we announced preliminary data from the single arm phase 3 fliGHt Trial of TransCon hGH, which was designed to create additional exposures and expand the safety database for TransCon hGH in pediatric subjects. In this single arm open-label trial, subjects switched from daily hGH to weekly TransCon hGH with a primary objective of evaluating the safety and tolerability of TransCon hGH in subjects with pediatric GHD. The trial enrolled 146 subjects, and indicated treatment with TransCon hGH was safe and well-tolerated in those with pediatric GHD who were previously treated with commercially-available daily growth hormone therapies. In the trial, the safety profile of TransCon hGH was similar to the published safety profile of daily growth hormone therapies. We believe the results from the fliGHt Trial support switching to once-weekly TransCon hGH from a daily hGH, and also provide evidence supporting the tolerability of TransCon hGH in subjects under three years of age.

Nearly all subjects who completed the heiGHt or fliGHt Trials have enrolled in the open-label extension study, the enliGHten Trial, which is designed to provide long-term safety data to support the planned regulatory filings for TransCon hGH. We initiated the enliGHten Trial in 2017, and approximately 300 pediatric subjects enrolled. We expect data from enliGHten will form a safety database consistent with the input we have received from regulatory authorities.

In September 2019, we completed the last subject visit forming the two-year follow up for the TransCon hGH phase 3 program in pediatric GHD. These data, including results from approximately 300 subjects treated with TransCon hGH (approximately 300 for six months, 120 for 12 months and 45 for 24 months), will form the safety database to support submission of a BLA to the FDA for TransCon hGH for the treatment of pediatric GHD expected in the second quarter of 2020, as well as submission of a Marketing Authorisation Application to the European Medicines Agency, expected in the fourth quarter of 2020.

Additionally, in January 2020, we presented 78-week analysis of data from the ongoing enliGHten Trial, including follow-up on subjects from heiGHt who continued into enliGHten. The data showed maintenance of a treatment advantage in subjects initially treated with TransCon hGH beyond the first year of therapy. The safety results, which were comparable to Genotropin in the phase 3 heiGHt Trial, were consistent across the phase 3 clinical trials.

Proprietary Auto-injector Development

As part of our effort to improve treatment compliance among children with GHD, we are developing a state-of-the-art auto-injector for the administration of TransCon hGH. In May 2019, we introduced the auto-injector into the enliGHten Trial and we expect to make it available to patients in conjunction with a potential commercial launch. As of January 2020, over 160 subjects have used auto-injector and dual-chamber cartridges in the enliGHten extension trial, which we believe meets our objective of collecting required usability data to support inclusion of the auto-injector as part of our initial BLA submission.

The auto-injector provides for room temperature storage, includes an empty-all design and is expected to last for at least four years. With simple operation, the device has a single, low-volume injection for the majority of patients of less than 0.6 mL and requires a small, 31-gauge needle that is only 4 millimeters in length, which is comparable to needles used to administer daily hGH. We are also working on strategies that will enable the auto-injector to integrate with the digital healthcare system, including Bluetooth connectivity features to allow for easy tracking of dosing compliance over time.

Figure 2. Our state-of-the-art auto-injector is designed to improve treatment compliance for children with GHD.

Clinical Development of TransCon hGH in Adults

We have successfully completed a phase 2, European, multi-center, multiple dose, open-label, active-controlled, study to examine the safety, tolerability, pharmacokinetics and pharmacodynamics in 37 adult male and female subjects with GHD. We have also completed several phase 1 trials in healthy adult subjects.

Results from the Phase 2 Trial in Adults with GHD

In September 2011, we reported data from a phase 2, European, multi-center, multiple dose, open-label, active-controlled, study to examine the safety, tolerability, pharmacokinetics and pharmacodynamics in 37 adult male and female subjects with GHD.

In this study, serum levels of somatropin (hGH) increased proportionally with the administered dose and the maximum serum concentration of somatropin released from TransCon hGH was comparable to the levels achieved by daily hGH injections.

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

Future Development Plans

Following discussions with FDA, we have submitted an IND amendment to initiate the global, phase 3 foresiGHt Trial in adult GHD. The foresiGHt Trial is expected to begin enrollment later this year, and aims to demonstrate the metabolic benefits of TransCon hGH in adults, with the primary objective to evaluate change in trunk fat percentage.

In addition, we are currently evaluating clinical development plans for TransCon hGH in additional pediatric indications, and we intend to initiate follow-up clinical trials in the future. We are also considering other potential indications for TransCon hGH where a long-acting hGH therapy may offer a best-in-class option for patients with rare growth disorders.

As part of our strategy to establish global reach, we also intend to initiate a phase 3 trial in pediatric GHD in Japan in fourth quarter of 2020.

TransCon PTH

Market Opportunity in Hypoparathyroidism

Hypoparathyroidism, or HP, is a rare endocrine disorder characterized by deficient or absent parathyroid hormone, or PTH, affecting approximately 200,000 patients in the U.S., Europe, Japan and South Korea. The most common cause in approximately 75% of cases is inadvertent removal or damage to the parathyroid tissue during neck surgery. Patients with HP cannot adequately regulate calcium and phosphate metabolism and suffer from low calcium and elevated phosphate levels in the blood. The condition results in a diverse range of physical, cognitive and emotional symptoms. Short term symptoms include weakness, severe muscle cramps (tetany), abnormal sensations such as tingling, burning and numbness (paresthesia), memory loss, impaired judgment and headache. Over the long term, treatment with the current standard of care (SoC) can increase risk of major complications, such as extraskeletal calcium depositions occurring within the brain, lens of the eye, and kidneys, which can lead to impaired renal function. Patients often experience decreased quality of life.

PTH controls serum calcium via several mechanisms. PTH acts to release calcium from the skeleton by regulating bone turnover, and in the kidney to reabsorb calcium from the urine. In addition, PTH facilitates the conversion of 25 hydroxyvitamin D to the active form, which in turn acts on the intestines to increase calcium absorption. Through these primary pathways, calcium homeostasis is maintained.

Current SoC for HP patients primarily consists of oral calcium and active vitamin D supplementation. However, since PTH is not present at the kidney to facilitate calcium reabsorption from the urine, the goal of SoC is to maintain serum calcium (sCa) levels just below or within the lower part of the normal range and thereby limit as much as possible the damage from excess urinary calcium. Nonetheless, SoC frequently leads to significant sCa fluctuations accompanied by symptomatic hyper- or hypocalcemia. SoC with calcium and active vitamin D have been shown to contribute to the risk of renal disease.

HP also poses a high burden on the healthcare system despite current standard of care. For example, one survey of 374 patients showed that 72% experienced more than 10 symptoms in the preceding 12 months, with symptoms experienced for a mean of 13 ± 9 hours a day. Other studies showed that 79% of HP cases require hospitalizations and that patients with the disorder results have a four-fold increase in the risk of renal disease compared to healthy controls. Patients often experience decreased quality of life. We conducted a survey of 42 patients which found that 100 percent of subjects reported negative psychological impacts, interference with daily life and impact on physical functioning from HP, and that 76 percent were either no longer able to work or experienced interference with work productivity.

An effective PTH replacement therapy that fully addresses the condition is not widely available to patients with HP. In 2015, NATPARA, PTH(1-84), was approved for once-daily subcutaneous injection as an adjunct to vitamin D and calcium in patients with hypoparathyroidism. NATPARA was voluntarily recalled in September 2019 in the U.S. and is now only available to a limited number of seriously-ill patients through a Special Use Program offered by its manufacturer, Takeda Pharmaceutical Company. We are also aware of several academic groups and companies working on making longer-acting agonists of the PTH receptor, or PTH1R. In addition, other companies and groups are developing or commercializing therapies for hypoparathyroidism, including Shire, Chugai Pharmaceutical Co., Ltd., Entera Bio, Extend Biosciences, Massachusetts General Hospital, Alizé Pharma and Eli Lilly and Company.

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

Our Solution: TransCon PTH

TransCon PTH is an investigational long-acting prodrug that is designed as a novel replacement therapy for parathyroid hormone, or PTH, dosed once-daily to achieve and maintain a steady concentration of PTH in the bloodstream within the normal range, at levels similar to those observed in healthy individuals. TransCon PTH is designed to restore physiologic levels of PTH 24 hours per day, thereby more fully addressing all aspects of the disease including normalizing serum and urinary calcium and serum phosphate levels. Pharmacokinetic data from our phase 1 trial of TransCon PTH in healthy subjects demonstrated a half-life of approximately 60 hours, supporting an infusion-like profile with daily administration. This half-life is a substantial increase compared to PTH(1-34) and PTH(1-84), both of which have half-lives of only a few hours after subcutaneous administration to humans.

With once-daily dosing, we believe this substantial half-life extension of PTH could more closely reflect the physiological levels of PTH observed in healthy individuals thereby maintaining blood calcium levels and normalizing urinary calcium excretion. Pharmacokinetic data from multiple ascending dose (MAD) cohorts in our phase 1 trial of TransCon PTH in healthy subjects demonstrated an infusion-like profile of free PTH. By providing steady levels of PTH in the physiological range, we believe TransCon PTH can address the fundamental limitations of short-acting PTH molecules, such as NATPARA, or PTH(1-84), and Teriparatide, or PTH(1-34) and become a highly differentiated therapy for HP.

Clinical Development of TransCon PTH for Adult Hypoparathyroidism

Our ongoing phase 2 PaTH Forward Trial is evaluating the safety, tolerability and efficacy of three fixed doses of TransCon PTH using a ready-to-use prefilled pen device. The goal of PaTH Forward is to identify a starting dose (15, 18, or 21 µg per day) for a pivotal phase 3 trial, establish a titration regimen for complete withdrawal of standard of care (i.e., active vitamin D and calcium supplements), and evaluate TransCon PTH control of serum and urinary calcium.

Previously, in May 2018, we completed a phase 1 trial to evaluate the safety tolerability, pharmacodynamics and pharmacokinetics of TransCon PTH in healthy adults. Primary objectives of the trial included assessing the safety and tolerability of single and 10 multiple daily doses of TransCon PTH in healthy adults. Secondary objectives of this trial included evaluation of pharmacodynamics, including serum calcium, down regulation of endogenous PTH(1-84), and bone markers; pharmacokinetics following single and multiple daily doses of TransCon PTH; assessment of whether TransCon PTH treatment affects fractional excretion of urinary calcium; and, incidence of anti-PTH and anti-PEG antibodies.

Results of the trial showed that TransCon PTH led to sustained and dose-dependent elevations of serum calcium with low inter-subject variability. This dose-dependent response and low inter-subject variability suggests the ability to titrate and individualize dosing in patients. Following 10 repeated doses, free PTH exhibited a flat, infusion-like profile with low inter-patient variability. TransCon PTH was also observed to have the expected effects on renal calcium reabsorption based on fractional excretion and down regulation of endogenous PTH(1-84).

Figure 3. TransCon PTH daily dosing for 10 days of 12, 16, 20 and 24 µg per day. TransCon PTH daily dosing for 10 days provided a flat infusion-like profile with a low PTH peak-to-trough ratio at day 10.

In addition, the TransCon PTH PK translated into a predictable sCa response, suggesting the ability to titrate patients with HP into the normal calcemic range, consistent with preclinical data.

Figure 4. Serum calcium over 10 days of TransCon PTH. TransCon PTH daily dosing for 10 days provided a dose-dependent increase of serum calcium.

TransCon PTH also demonstrated the expected effect on renal calcium reabsorption, and maintained a normal fractional excretion of calcium, even in the presence of hypercalcemia, predicting control of both serum and urine calcium.

Figure 5. Control of urinary calcium with multiple doses of TransCon PTH.

The final results of the phase 1 trial were consistent with our target product profile for TransCon PTH, showing the predicted pharmacokinetic and pharmacodynamic response, and suggesting the ability to normalize serum and urinary calcium levels in patients with hypoparathyroidism. We believe TransCon PTH may provide patients suffering from hypoparathyroidism with a PTH replacement therapy that is designed to address both the short-term symptoms and long-term complications of HP.

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

We initiated the phase 2 PaTH Forward Trial in adult subjects with hypoparathyroidism in the first quarter of 2019. PaTH Forward is evaluating the safety, tolerability and efficacy of three fixed doses of TransCon PTH using a ready-to-use prefilled pen device. The goal of PaTH Forward is to identify a starting dose (15, 18, or 21 µg per day) for a pivotal phase 3 trial, establish a titration regimen for complete withdrawal of standard of care (i.e., active vitamin D and calcium supplements), and evaluate TransCon PTH control of serum and urinary calcium. Following the one-month blinded portion of PaTH Forward, subjects entered an open-label extension where they will receive a customized maintenance dose of TransCon PTH (6 to 30 µg per day) titrated to optimize their calcium control and evaluated on the primary composite endpoint, both as planned for phase 3.

On November 14, 2019, we announced an expansion of the patient population in the ongoing PaTH Forward Trial to facilitate enrollment of subjects affected by the NATPARA® recall, a parathyroid hormone. Previously, patients treated with NATPARA were required to undergo a long washout period prior to entering screening. In response to the recall of NATPARA in the United States, we evaluated opportunities to help enroll patients affected by the recall. Following the protocol addendum, patients previously treated with NATPARA in the United States were able to utilize an expedited process to enroll in PaTH Forward. In February 2020, we completed enrollment of the expanded trial with 59 subjects and we expect to report top-line data from the one-month blinded portion of the PaTH Forward Trial in mid-April 2020, with six-month data from the open-label extension phase expected to be reported during the third quarter of 2020. Final enrollment of PaTH Forward included 17 subjects previously treated with NATPARA.

On January 12, 2020, we reported preliminary data from patient diaries on the first 8 subjects completing 4 weeks of follow-up in the open-label extension portion, which showed that all subjects were completely off current standard of care. All 8 subjects no longer required active vitamin D, and 7 of 8 subjects no longer required calcium supplements (one subject taking < 500 mg calcium). 59 subjects completed the blinded portion, and 58 subjects continued in the open-label extension, with one subject withdrawing for reasons unrelated to safety or efficacy of the study drug.

Following evaluation of Phase 2 data from the PaTH Forward Trial, we expect and plan to initiate a global phase 3 trial for TransCon PTH in the fourth quarter of 2020, including trial sites in the United States, Canada, Europe and Asia-Pacific, including Japan.

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

BioMarin Pharmaceutical, Inc. is developing vosoritide for the treatment of achondroplasia, and other companies that are developing therapies for achondroplasia include Pfizer, QED Therapeutics and BioClin Therapeutics, Inc.

[1]	Adapted from Current Opin Pediatrics 2010; 22:516-523.

Figure 6. The role of a defect in the FGFR3 signaling pathway in the development of achondroplasia is well understood.

Our Solution: TransCon CNP

Endogenous CNP has an extremely short half-life of only approximately two minutes. Vosoritide, a CNP analogue, has been developed to provide better stability of CNP, and has a half-life of about 20 minutes. In a phase 3 trial, vosoritide also demonstrated a statistically significant change in growth velocity from baseline over one year in children treated with vosoritide compared to placebo.

However, in addition to limited efficacy, short-acting CNP and CNP analogues that result in high Cmax levels may cause adverse cardiovascular events. As achondroplasia is caused by an FGFR3 mutation that chronically inhibits growth, we expect a more constant CNP exposure at lower Cmax to correlate with better therapeutic outcomes, with lower cardiovascular risk. TransCon CNP is an investigational long-acting prodrug of C-type natriuretic peptide designed to provide continuous CNP exposure at therapeutic levels with a well-tolerated and convenient once-weekly dose. It is being developed for the treatment of children with achondroplasia. TransCon CNP is designed to provide effective shielding of CNP from neutral endopeptidase degradation in subcutaneous tissue and the blood compartment, minimize binding of CNP to the NPR-C receptor to decrease clearance, reduce binding of CNP to the NPR-B receptor in the cardiovascular system to avoid hypotension, and release unmodified CNP, which is small enough in size to allow effective penetration into growth plates.

Clinical Development of TransCon CNP for Achondroplasia

TransCon CNP is currently being evaluated in a global phase 2 trial, known as the ACcomplisH Trial, which is designed to evaluate the safety and efficacy of TransCon CNP in children (ages 2-10 years) with achondroplasia.

In November 2018, we reported preliminary results from a phase 1 trial of TransCon CNP in healthy adult subjects, which supported our target product profile for TransCon CNP. In this phase 1, double-blind, randomized, placebo-controlled trial, 45 healthy adult subjects were enrolled. Five doses of TransCon CNP were tested sequentially, beginning with the lowest dose: 3, 10, 25, 75 and 150 µg/kilogram. Up to 10 subjects in each dose cohort were randomized to receive TransCon CNP or placebo in a 4:1 ratio. After each cohort completed dosing, a Data Safety Monitoring Board reviewed the blinded data to approve escalation to the next higher dose. The primary endpoint was frequency of adverse events after administration of TransCon CNP. Secondary endpoints included additional safety parameters, tolerability and pharmacokinetics.

The results showed TransCon CNP provided continuous exposure to CNP with a pharmacokinetic profile designed to provide efficacy with once-weekly dosing. No serious adverse events were reported in the trial and TransCon CNP was generally well tolerated at doses up to 150 µg/kilogram. Mean orthostatic changes in vital signs appeared unrelated to TransCon CNP exposure and were consistent between placebo and TransCon CNP cohorts. Mean resting blood pressure and heart rate were unchanged from pre-dose at all time points, in all cohorts. Injections were well tolerated in all dose cohorts. No anti-CNP antibodies were detected in any subjects.

[1]	CNP measured as CNP-38.

Figure 7. Pharmacokinetic results for TransCon CNP 10, 25, 75 and 150 µg/kg administered as a once-weekly subcutaneous injection are presented.

Following completion of the phase 1 trial, we initiated the ACcomplisH Trial to evaluate the safety and efficacy of TransCon CNP in approximately 60 children with achondroplasia (ages 2 to 10 years). The primary efficacy endpoint is annualized height velocity at 12 months. Key secondary and additional endpoints include body proportionality and change in BMI, both evaluated after 12 months of weekly TransCon CNP treatment, and patient reported outcome (PRO) measures. The company continues to work towards escalating sequential dose cohorts throughout this year. In parallel, we are conducting the ACHieve Study, a natural history study designed to gain insight into the experience of pediatric patients with achondroplasia. ACHieve will study growth velocity, body proportionality, and comorbidities over time of children with achondroplasia up to 8 years old. No study medication will be administered.

In February 2019, we were granted ODD by the FDA for TransCon CNP for the treatment of achondroplasia. Our goal is to develop TransCon CNP as a safe and effective therapeutic option for achondroplasia and potentially other related growth disorders.

TransCon Product Candidates - Oncology

Market Opportunity in Oncology

Cancer remains a major unmet medical need and the incidence of many cancer types continues to rise. Improved understanding of the cellular and molecular mechanisms involved in anti-tumor immune responses has fueled the rapid growth of immuno-oncology therapeutics. In particular, immune checkpoint inhibitors, such as anti-PD-1, anti-PD-L1 and anti-CTLA-4 antibodies, have provided new therapeutic options for patients who did not respond to previous therapies. Supported by these and other advancements, oncology is now the largest therapy class in terms of revenue in pharmaceutical industry, with worldwide prescription drug and over-the-counter sales of $124 billion in 2018 with projected growth to $237 billion in 2024.

Despite these recent advances, there is still a high unmet medical need for new treatment options, as many patients do not respond to current therapies and the efficacy is often limited by toxicities that result in dose reductions or treatment discontinuations. One approach to minimizing adverse events while retaining or improving efficacy is to create product candidates with longer half-lives, allowing for more consistent circulating drug levels and less frequent administration than the corresponding parental molecules. Another approach is intratumoral injection, which is to directly administer a drug to the tumors. Early clinical results for intratumoral treatment of cutaneous tumors are encouraging, but the frequent administration of short-acting molecules to difficult-to-access tumors is often impractical. Increased and prolonged therapeutic activity in tumors has the potential to improve outcomes in patients with suboptimal responses to current therapies.

Our Solution: TransCon Technologies for Oncology

Building from the success of our programs in endocrinology, our vision in oncology is to create best-in-class therapeutics by applying both systemic and sustained localized TransCon technologies for clinically validated pathways. By applying our unique algorithm for product innovation, we believe we can improve outcomes in oncology currently limited by suboptimal efficacy and systemic toxicity.

We believe TransCon is particularly well-suited to oncology because of the large number of validated targets with known limitations. We are working to not only prolong the activity of approved drugs at efficacious levels, but to extend the exposure times without reaching high toxic levels that often complicate oncology therapeutic regimens. By prolonging therapeutic levels, we believe that our technologies have the potential to increase the efficacy of small molecules, peptides and proteins without increasing toxicity – addressing a long-standing challenge in oncology.

Our TransCon product candidates in oncology are designed for sustained systemic or intratumoral administration to provide durable and potent anti-tumor effects. TransCon product candidates can be designed to facilitate all the critical steps of the cancer immunity cycle that lead to eradication of malignant cells. We believe these product candidates have the potential to optimize the efficacy of clinically validated therapies while limiting adverse effects.

For example, many therapies are administered at the maximum tolerated dose, and the ability to deliver therapies directly to the tumor may improve both tolerability and efficacy, as high local drug concentration may be achieved, while maintaining low systemic exposure. In addition, TransCon product candidates are designed for sustained release and, hence, may allow for reduced frequency of dosing, enabling treatment of tumor types that cannot be easily accessed for frequent injection.

We have conducted nonclinical studies that have found that our oncology product candidates can slowly release immuno-oncology agents, highlighting their potential to enhance the immune system to attack malignant tumor cells.

Development of TransCon Product Candidates in Oncology

Our goal is to improve treatment efficacy while limiting or reducing toxicity by applying TransCon technologies to clinically validated pathways, using our unique algorithm for product innovation. We are conducting nonclinical studies within the field of oncology to explore multiple potential product candidates and evaluate systemic as well as localized delivery systems using our TransCon technologies.

In June 2019, we reported nonclinical data for three of our oncology programs:

•

TransCon IL-2 ß/g is designed for prolonged exposure of an IL-2 variant that selectively activates the IL-2Rß/g with low binding to IL-2Rα. This product candidate is designed to provide potent anti-tumor activity and to have reduced risk of toxicity, such as vascular leak syndrome.

•

TransCon TLR7/8 Agonist is designed for sustained release of TLR7/8 agonist, resiquimod, and intended for intratumoral administration. This product candidate is designed to provide potent activation of the innate immune system in the tumor and draining lymph nodes and to have low risk of systemic toxicity.

•

TransCon VEGF-TKI is designed for sustained release of a VEGF-TKI molecule, axitinib, and intended for intratumoral treatment. The product candidate is designed to enable high intratumoral concentrations of axitinib that are not achievable via oral route, potentially improving efficacy and avoiding toxicities of oral treatments that often result in treatment interruptions and discontinuations.

We are evaluating multiple TransCon product candidates in nonclinical research studies for the treatment a variety of tumor types. Examples of TransCon product candidates under evaluation include stimulators of innate and adaptive immunity, as well as modulators of the tumor environment. We are exploring systemic and intratumoral administration both as a monotherapy and as a component of combination regimens.

We believe these programs have potential to target multiple steps of the immunity cycle that drives the immune response against tumor cells. Our goal is to file an IND or equivalent in oncology in the fourth quarter of 2020.

Strategic Collaborations

We also engage in strategic collaborations to further leverage our TransCon technology platform in certain geographies with market-leading biopharmaceutical companies. These collaborations aim to further monetize both our TransCon technology platform and our internal product candidates, particularly into therapeutic areas where we believe a partner may have more expertise, capability and capital.

In addition, we may choose to pursue a collaboration to develop and market our internal, wholly-owned product candidates in geographic markets outside our core focus of the United States and Europe.

Strategic Investment

VISEN Pharmaceuticals

In November 2018, we announced the formation of VISEN Pharmaceuticals, or Visen, a company established to develop and commercialize our endocrinology rare disease therapies in the People’s Republic of China, Hong Kong, Macau, and Taiwan, or Greater China. In connection with the formation of Visen, we granted Visen exclusive rights to develop and commercialize certain product candidates based on our proprietary TransCon technologies, including TransCon hGH, TransCon PTH and TransCon CNP, in Greater China for use in all human indications, subject to certain exceptions. As consideration for the rights granted to Visen, we received 50% ownership in the outstanding shares of Visen and concurrently with the rights we granted to Visen, entities affiliated with Vivo Capital and Sofinnova Ventures purchased shares in Visen for an aggregate purchase price of $40 million in cash. On October 25, 2019, Visen received approval of a clinical trial application for TransCon hGH from the Center for Drug Evaluation in China and initiated a phase 3 trial in pediatric growth hormone deficiency. In addition, Visen expects to initiate a phase 2 trial in children with achondroplasia during the fourth quarter of 2020.

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

The term of the agreement expires upon the expiration of the last to expire of the patents licensed or assigned to Sanofi under the agreement and we currently expect the last-to-expire licensed or assigned patent will expire in October 2030. We may terminate the agreement upon 30 days’ prior written notice if Sanofi fails to remit any undisputed sum it must pay to us. Each party may terminate the agreement upon 60 days’ prior written notice for the other party’s uncured material breach. Sanofi has the right to terminate the agreement in its entirety for convenience upon 90 days’ prior written notice. Either party may terminate the agreement by written notice to the other party if the other party institutes a lawsuit or proceeding alleging non-infringement, invalidity or unenforceability with respect to any patent licensed to such other party under the agreement. Upon any such termination by us or by

Sanofi for convenience, all licenses granted to Sanofi would terminate and, if such termination is by Sanofi for convenience prior to IND approval of a product under the agreement, we may require Sanofi to assign back to us the assigned patent rights upon payment of a specified amount. Our collaboration agreement with Sanofi remains in effect; however, in December 2019 Sanofi announced it plans to end its investments in the field of diabetes.

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

Our contract suppliers manufacture drug substance and finished drug product for our TransCon product candidates for clinical trial use in compliance with cGMP and applicable local regulations. cGMP regulations include requirements relating to organization of personnel; buildings and facilities; equipment; control of components and drug product containers and closures; production and process controls; packaging and labeling controls; holding and distribution; laboratory controls; records and reports; and returned or salvaged products. The manufacturing facilities for our products must be in compliance with cGMP requirements, and for device and device components, the Quality System Regulation, or QSR, requirements, before any product is approved. We ensure cGMP compliance of our suppliers through regular quality inspections performed by our Quality Assurance group. Our third-party manufacturers may also be subject to periodic inspections of facilities by the FDA, the Competent Authorities of the Member States of the European Economic Area, and other authorities, including reviews of procedures and operations used in the testing and manufacture of our products to assess our compliance with applicable regulations. Failure to comply with statutory and regulatory requirements subjects a manufacturer to possible legal or regulatory action, including warning letters, the seizure or recall of products, injunctions, consent decrees placing significant restrictions on or suspending manufacturing operations and civil and criminal penalties. These actions could have a material impact on the availability of our products. In addition, contract manufacturers often encounter difficulties involving production yields, quality control and quality assurance, as well as shortages of qualified personnel.

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

The Fujifilm Agreement is effective as of January 9, 2019. The initial term of the Fujifilm Agreement expires on December 31 in the year of the five-year anniversary of the first commercial sale of our TransCon hGH product candidate (the “Fujifilm Initial Term”) unless earlier terminated. After the expiration of the Fujifilm Initial Term of the Fujifilm Agreement, the Fujifilm Agreement continues until it is terminated. The Fujifilm Agreement may be terminated (i) by either party for the other party’s bankruptcy or insolvency-related events, (ii) by either party for the other party’s uncured material breach or material breach that is not capable of remedy, (iii) by us after the Fujifilm Initial Term of the Fujifilm Agreement with two years written notice, or (iv) by Fujifilm after the Fujifilm Initial Term of the Fujifilm Agreement with five years written notice. We are entitled to terminate the Fujifilm Agreement with regards to the manufacture of recombinant hGH after one year following launch with two years written notice. In addition, the Fujifilm Agreement may be terminated by us in the event of a change in control of Fujifilm, where the new controlling entity is our competitor. The Fujifilm Agreement may also be terminated by either party for a continuing event of force majeure.

The Fujifilm Agreement contains, among other provisions, certain warranties by us and Fujifilm, grants certain limited license rights related to either party’s intellectual property in connection with the manufacturing and supply of Fujifilm Product, provides for certain indemnification rights in favor of both parties and includes confidentiality provisions.

Lonza Tech Transfer and Manufacturing Agreement

On December 12, 2019, we entered into a multi-year commercial supply agreement (the “Lonza Agreement”) with Lonza Ltd (“Lonza”). Under the Lonza Agreement, Lonza has agreed to manufacture and supply drug substance for our TransCon hGH product candidate (the “TransCon hGH Drug Substance”). We may purchase TransCon hGH Drug Substance from other manufacturers but have granted Lonza status as primary supplier of TransCon hGH Drug Substance and are obligated to purchase a certain minimum annual quantity of TransCon hGH Drug Substance per year starting in 2023.

The Lonza Agreement secures us a certain capacity of TransCon hGH Drug Substance per year. For requirements above such capacity, we are free to have manufactured and purchase TransCon hGH Drug Substance from other suppliers, including but not limited to, subject to certain restrictions, transferring the manufacturing process of TransCon hGH Drug Substance to ourselves.

The Lonza Agreement is effective as of December 12, 2019. The initial term of the Lonza Agreement expires seven years after first approval of a drug product manufactured using the TransCon hGH Drug Substance (the “Lonza Initial Term”) unless earlier terminated. During the first five years of the Lonza Initial Term, we may decide, in our sole discretion, to extend the term of the Lonza Agreement by two years. The Lonza Agreement may be terminated (i) by either party for the other party’s bankruptcy or insolvency-related events, (ii) by either party for the other party’s uncured material breach, (iii) by either party for a continuing event of force majeure, (iv) by either party upon written notice after a specified time period in the event of our change of control, and (v) by either party in the event of the occurrence of certain conditions related to the manufacturing of the TransCon hGH Drug Substance as more fully described in the Lonza Agreement.

The Lonza Agreement contains, among other provisions, certain warranties by us and Lonza, grants certain limited license rights related to either party’s intellectual property in connection with the manufacturing and supply of TransCon hGH Drug Substance, provides for certain indemnification rights in favour of both parties and includes confidentiality provisions.

Sharp Corporation Packaging and Supply Agreement

On December 1, 2019 we entered into a multi-year packaging agreement (the “Sharp Agreement”) with Sharp Corporation (“Sharp”). Under the Sharp Agreement, Sharp will package, assemble, and label TransCon hGH for commercial use in certain territories, including the United States and the European Union. We are non-exclusive to Sharp and may engage other manufacturers to package, assemble, and label TransCon hGH but we are obligated to meet certain minimum spend requirements for TransCon hGH during the first 12-month period after first shipment of TransCon hGH for commercial sale after regulatory approval thereof.

The Sharp Agreement is effective as of December 1, 2019. The initial term of the Sharp Agreement expires on December 31, 2025 and will be automatically extended for additional two-year periods unless earlier terminated. The Sharp Agreement may be terminated (i) by either party upon mutual consent, (ii) by either party for the other party’s uncured material breach, (iii) by either party for the other party’s bankruptcy or insolvency-related events, (iv) by either party for a continuing event of force majeure, (v) by either party after the initial term of the Sharp Agreement has been completed.

The Sharp Agreement contains, among other provisions, certain warranties by Sharp, provides for certain indemnification rights in favor of both parties and includes confidentiality provisions.

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

Our success will depend on our ability to obtain and maintain patent and other proprietary protection for commercially important technology, inventions and know-how related to our business, defend and enforce our patents, preserve the confidentiality of our trade secrets and operate without infringing the valid and enforceable patents and proprietary rights of third parties. For more information, please see “Risk Factors—Risks Related to Our Intellectual Property.”

As of December 31, 2019, we own a total of 80 patent families, of which 26 are currently in their priority year or international phase and we own several granted patents in the United States (24), Europe (12), Australia (24), Canada (11), China (7), Israel (11), Indonesia (2), India (3), Korea (3), Malaysia (3), New Zealand (4), Japan (15), Mexico (10), Singapore (6), Russia (8) and South Africa (19) and have approximately 366 pending national/regional applications in a total of 19 jurisdictions (excluding the member states of the European Patent Convention in which our European patents were validated).

So far none of our granted patents has been subject to opposition proceedings, appeals or similar actions aiming at revoking or restricting the scope of a granted patent.

The patent portfolios for the fields containing our most advanced product candidates as of December 31, 2019 are summarized below and the expected expiration dates included in the summary below do not give effect to patent term extensions that may be available.

TransCon hGH

Our patent portfolio related to TransCon hGH includes seven patent families relating to different aspects of TransCon hGH and an additional nine patent families covering various aspects of the auto-injector device for administration of TransCon hGH. The first of these patent families is a composition of matter patent family directed to the particular stoichiometry of TransCon hGH and a related TransCon carrier. As of December 31, 2019, this patent family included patents granted in Europe and the United States. We expect any patents granted in this patent family to expire in October 2024.

The second of these patent families is a composition of matter patent family directed to a TransCon linker used in TransCon hGH. As of December 31, 2019, this patent family included patents granted in the United States, Europe, Australia, Canada, Japan and Mexico and included patent applications in Europe, the United States, and Brazil. We expect any patents granted in this patent family to expire in March 2025.

The third of these patent families is a composition of matter patent family directed to a broad class of TransCon hGH lead candidate structures. As of December 31, 2019, this patent family included patents granted in the United States, Europe, Australia, Canada, China, Israel, India, Japan, Mexico, Russia and South Africa and included patent applications in Europe, the United States, Brazil, Canada, India, Japan, Mexico and Russia. We expect any patents granted in this patent family to expire in April 2029.

The fourth of these patent families is a composition of matter patent family directed to specific dry pharmaceutical compositions comprising TransCon hGH. As of December 31, 2019, this patent family included patents granted in the United States, Europe, Australia, Canada, Israel, Mexico, Singapore and South Africa and included patent applications in the United States, Brazil, and India. We expect any patents granted in this patent family to expire in December 2030.

The fifth of these patent families is a composition of matter patent family directed to a broad class of TransCon hGH lead candidate structures. As of December 31, 2019, this patent family included a patent granted in South Africa and patent applications in the United States, Europe, Australia, Brazil, Canada, Israel, Japan, South Korea, Mexico, New Zealand, Russia and Singapore. We expect any patents granted in this patent family to expire in November 2035.

The sixth of these patent families is directed to a particular dosage regimen for long-acting growth hormone formulations. As of December 31, 2019, this patent family included patent applications in the United States and in Europe. We expect any patents granted in this patent family to expire in November 2035.

The seventh of these patent families is directed to potential superior efficacy achieved with TransCon hGH treatment. This patent family is currently in its priority year and any patents granted thereof are expected to expire in March 2040.

Seven of the nine patent families covering the auto-injector device with a filing date of December 29, 2016, includes patent applications in the United States, Europe, Australia, Canada, Japan and New Zealand as of December 31, 2019. We expect any patents granted from these patent families to expire in December 2036. As of December 31,

2019 the other two patent families covering the auto-injector device with a filing date of May 23, 2018 and June 29, 2018, respectively, include patent applications in the United States, Europe, the United Arab Emirates, Australia, Brazil, Canada, China, Indonesia, Israel, India, Japan, South Korea, Mexico, Malaysia, New Zealand, Russia, Singapore and South Africa. We expect any patents granted from these patent families to expire in March and June 2038, respectively.

TransCon PTH

Our patent portfolio related to TransCon PTH includes seven patent families relating to different aspects of TransCon PTH. The first of these patent families is a composition of matter patent family directed to the TransCon linker used in TransCon PTH. As of December 31, 2019, this patent family included granted patents in the United States, Europe, the United Arab Emirates, Australia, Canada, China, Israel, Japan, Mexico and South Africa and included patent applications in Europe, the United States, Brazil and Russia. We expect any patents granted in this family to expire in January 2029.

The second of these patent families is a composition of matter patent family directed to a broad class of TransCon PTH candidate structures. As of December 31, 2019, this patent family included patent applications in the United States, Europe, Australia, Brazil, Canada, China, Indonesia, Israel, India, Japan, South Korea, Mexico, Malaysia, New Zealand, Russia, Singapore and Thailand and a granted patent in South Africa. We expect any patents granted in this patent family to expire in February 2037.

The third and fourth of these patent families are method of treatment patent families directed to a particular dosage regimen. As of December 31, 2019, one of these patent families includes patent applications in the United States, Europe, Australia, Brazil, Canada, China, Israel, Indonesia, Japan, South Korea, Mexico, Malaysia, New Zealand, Russia, Singapore and Thailand and a granted patent in South Africa. The other one of these patent families includes patent applications in the United States, Europe, Australia, Canada, China and Japan. We expect any patents granted in this patent family to expire in September 2037.

The fifth of these patent families is a composition of matter family directed to PTH compounds exhibiting a beneficial pharmacokinetic profile. As of December 31, 2019, this patent family includes patent applications in the United States, Europe, Australia, Brazil, Canada, China, Israel, Japan, South Korea, Mexico, New Zealand, Russia and Singapore and a granted patent in South Africa. We expect any patents granted in this patent family to expire in September 2037.

The sixth patent family relates to a starting dose for treatment with reversible PTH conjugates. As of December 31, 2019, this patent family consists of an international application. We expect any patents granted from this patent family to expire in May 2039.

The seventh patent family relates to a pharmaceutical composition comprising reversible PTH conjugates. As of December 31, 2019, this patent family consists of an priority application. We expect any patents granted from this patent family to expire in February 2040.

TransCon CNP

Our patent portfolio related to TransCon CNP includes eleven patent families relating to different aspects of TransCon CNP. The first of these patent families is a composition of matter patent family directed to the particular stoichiometry of TransCon CNP and a related TransCon carrier. As of December 31, 2019, this patent family included patents granted in Europe and the United States and a patent application in Europe. We expect any patents granted in this patent family to expire in October 2024.

The second of these patent families is a composition of matter patent family directed to the TransCon linker used in TransCon CNP. As of December 31, 2019, this patent family included granted patents in the United States, Europe, the United Arab Emirates, Australia, Canada, China, Israel, Japan, Mexico and South Africa and included patent applications in Europe, the United States, Brazil, Mexico and Russia. We expect any patents granted in this family to expire in January 2029.

The third of these patent families is a composition of matter patent family directed to a broad class of TransCon CNP candidate structures. As of December 31, 2019, this patent family included patent applications in the United States, Europe, Australia, Brazil, Canada, China, Israel, India, Japan, South Korea, Mexico, Malaysia, New Zealand, Russia, Singapore and Thailand and a granted patent in South Africa. We expect any patents granted in this patent family to expire in January 2036.

The fourth to the ninth patent family are composition of matter patent families directed various CNP compounds having beneficial properties. As of December 31, 2019, the first one of these six patent families included patent applications in the United States, Europe, Australia, Canada, Japan, Mexico and New Zealand and a granted patent in South Africa. As of December 31, 2019, the second one included patent applications in the United States, Europe, Australia, Canada, Japan and New Zealand and a granted patent in South Africa. As of December 31, 2019, the third one included patent applications in the United States, Europe, Australia, Brazil, Canada, China, Indonesia, Israel, India, Japan, South Korea, Mexico, Malaysia, New Zealand and Singapore and a granted patent in South Africa. As of December 31, 2019, the fourth one included patent applications in the United States, Europe, Australia, Canada, Israel and New Zealand. As of December 31, 2019, the fifth one included patent application in the United States, Europe, Australia, Brazil, Canada, China, Israel, South Korea, New Zealand and Singapore. As of December 31, 2019, the sixth one included patent applications in the United States, Europe, Australia, Canada, Israel and New Zealand. We expect any patents granted in this patent family to expire in January 2037.

The tenth patent family covers a combination therapy of TransCon CNP. As of December 31, 2019, this patent family includes patent applications in the United States, Europe, Australia, Brazil, Canada, China, Indonesia, Israel, Japan, South Korea, Mexico, Malaysia, New Zealand, Russia, Singapore, Thailand and South Africa. We expect any patents granted from this patent family to expire in September 2037.

The eleventh patent family relates to a pharmaceutical composition comprising reversible CNP conjugates. As of December 31, 2019, this patent family consists of an EP priority application. We expect any patents granted from this patent family to expire in February 2040.

Field of Oncology

As of December 31, 2019, our oncology-related patent portfolio includes eleven patent families relating to various TransCon oncology product candidates, all of which are currently in their priority year or in international phase. We expect any patents granted in these patent families to expire in or after March 2039.

TransCon Technologies

Our patent portfolio also includes patents and patent applications generally relating to our TransCon technologies, including TransCon linkers, TransCon carriers and certain soluble conjugates. We own an aggregate of 13 patent families relating to TransCon linkers, the material components of which are described above. We own an aggregate of 11 patent families relating to TransCon carriers, the material components of which are described above. Finally, we own a composition of matter patent family that is directed to soluble conjugates in which one drug molecule is connected to one TransCon carrier molecule. As of December 31, 2019, this patent family included patents in Europe and the United States and a patent application in Europe. We expect any patents granted in this patent family to expire in October 2024.

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

U.S. Government Regulation

In the United States, we are subject to extensive regulation by the FDA, which regulates drugs under the Federal Food, Drug, and Cosmetic Act, or the FDCA, and in the case of biologics, also under the Public Health Service Act, or PHSA, and their implementing regulations, and other federal, state, and local regulatory authorities. The FDCA, PHSA and their implementing regulations set forth, among other things, requirements for the research, testing, development, manufacture, quality control, safety, effectiveness, approval, labeling, storage, record keeping, reporting, distribution, import, export, advertising and promotion of our products. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval, may subject an applicant to a variety of administrative or judicial sanctions, such as the FDA’s refusal to approve pending NDAs or BLAs, withdrawal of an approval, imposition of a clinical hold on clinical studies, issuance of warning letters or other notices of violation, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties.

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

We are developing an auto-injector with Philips Medisize A/S to facilitate the administration of TransCon hGH by end-users. A medical device (such as an auto-injector) marketed together with a drug or biologic is considered a combination product. Typically, the FDA’s Office of Combination Products assigns a combination product to a specific Agency Center as the lead reviewer after an applicant submits a Request for a Designation, although submission of a Request for Designation is not mandatory. The FDA determines which Center will lead a product’s review based upon the product’s primary mode of action. Depending on the type of combination product, its approval, clearance or licensure may often be obtained through the submission of a single marketing application. However, the FDA sometimes will require separate marketing applications for individual constituent parts of the combination product which may require additional time, effort, and information. Even when a single marketing application is required for a combination product, such as an NDA for a combination pharmaceutical and device product, both the FDA’s Center for Drug Evaluation and Research and the FDA’s Center for Devices and Radiological Health will participate in the review. An applicant may also need to discuss with the Agency how to apply certain premarket requirements and post-marketing regulatory requirements, including conduct of clinical trials, adverse event reporting and good manufacturing practices, to their combination product.

Nonclinical Studies and Investigational New Drug Applications

Nonclinical studies include laboratory evaluations of product chemistry, toxicity and formulations, as well as animal studies to assess safety and efficacy. A US IND is a request for authorization from the FDA to administer an investigational pharmaceutical product to humans. A sponsor must submit the results of the nonclinical tests, together with chemistry, manufacturing & control information, and any available clinical data or literature, to the FDA as part of an IND. Some nonclinical testing may continue after the IND is submitted. An IND automatically becomes effective and a clinical trial proposed in the IND may begin 30 days after the FDA receives the IND, unless during this 30-day waiting period, the FDA raises concerns or questions related to one or more proposed clinical trials and places the clinical trial on a clinical hold. In such a case, the sponsor must resolve any outstanding concerns before the clinical trial can begin. As a result, submission of an IND may not result in the FDA allowing clinical trials to commence. The FDA may impose clinical holds on a product candidate at any time before or during clinical trials due to safety concerns or non-compliance. If the FDA imposes a clinical hold, trials may not recommence without FDA authorization and then only under terms authorized by the FDA.

Clinical Trials

Clinical trials involve the administration of the investigational pharmaceutical product to human subjects under the supervision of qualified investigators in accordance with GCP requirements, which include the requirement that all research subjects provide their informed consent in writing for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the trial, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND and to other Health Authorities and Ethics Committees outside the US as part of Clinical Trial Applications. An IRB at each institution participating in the clinical trial must review and approve the plan for any clinical trial before it commences at that institution. Information about certain clinical trials must be submitted within specific timeframes to the National Institutes of Health (NIH), for public dissemination on their www.clinicaltrials.gov website.

Human clinical trials are typically conducted in three or four sequential phases, which may overlap or be combined:

•

phase 1: The product candidate is initially introduced into healthy human subjects or patients with the target disease or condition and tested for safety, optimal dosage, absorption, metabolism, distribution, excretion and, if possible, to gain an early indication of its effectiveness.

•

phase 2: The product candidate is administered to a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific diseases and to determine optimal dosage.

•

phase 3: The product candidate is administered to an expanded patient population, generally at geographically dispersed clinical trial sites, typically in well-controlled trials, to generate enough data to statistically evaluate the efficacy and safety of the product for approval, to establish the overall risk-benefit profile of the product, and to provide adequate information for the labeling of the product.

•

phase 4: In some cases, the FDA or EMA may conditionally approve a Marketing Authorization for a product candidate on the sponsor’s agreement to conduct additional clinical trials after NDA or BLA approval. In other cases, a sponsor may voluntarily conduct additional clinical trials post approval to gain more information about the drug or biologic. Such post approval trials are typically referred to as phase 4 clinical trials.

Phase 1, phase 2 and phase 3 clinical trials may not be completed successfully within any specified period, or at all. Furthermore, the FDA, other Health Authorities, or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects are being exposed to an unacceptable health risk. Similarly, an IRB or Ethics Committee can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the product candidate has been associated with unexpected serious harm to patients. In addition, some clinical trials are overseen by an independent group of qualified experts organized by the sponsor, known as a data safety monitoring board or committee. Depending on its charter, this group may determine whether a trial may move forward at designated check points based on access to certain data from the trial.

During the development of a new product candidate, sponsors are given opportunities to meet with the FDA or other Health Authorities at certain points. These points may be prior to submission of an IND, at the end of phase 2, and before a Marketing Authorization Application is submitted. Meetings at other times may be requested. These meetings can provide an opportunity for the sponsor to share information about the data gathered to date, for Health Authorities to provide advice, and for the sponsor and the Health Authorities to reach agreement on the next phase of development. Sponsors typically use the meetings at the end of the phase 2 trial to discuss phase 2 clinical results and present plans for the pivotal phase 3 clinical trial that they believe will support approval of the new product candidate. Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the product and finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, the manufacturer must develop methods for testing the identity, strength, quality and purity of the final product. Additionally, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life. While the IND is active and before approval, progress reports summarizing the results of the clinical trials and nonclinical studies performed since the last progress report must be submitted at least annually to the Health Authorities. In addition, written safety reports regarding serious and unexpected suspected adverse events, findings from other studies suggesting a significant risk to humans exposed to the same or similar pharmaceutical products, findings from animal or in vitro testing suggesting a significant risk to humans, and any clinically important increased incidence of a serious suspected adverse reaction compared to that listed in the protocol or investigator brochure must be submitted to the Health Authorities.

Marketing Approval in the U.S.

Assuming successful completion of the required clinical testing, the results of the preclinical and clinical studies, together with detailed information relating to the product’s chemistry, manufacture, controls and proposed labeling, among other things, are submitted to the FDA as part of an NDA or BLA requesting approval or licensure to market the product for one or more indications. In most cases, the submission of an NDA or BLA is subject to a substantial application user fee. Under the Prescription Drug User Fee Act guidelines that are currently in effect, the FDA has a goal of 10 months from the date of “filing” of a standard NDA for a new molecular entity or original BLA to review and act on the submission. This review typically takes 12 months from the date the NDA or BLA is submitted to the FDA because the FDA has sixty days from receipt to decide whether an application is accepted for filing, as described below.

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

The FDA also may require submission of a risk evaluation and mitigation strategy, or REMS, plan to ensure that the benefits of the drug or biologic outweigh its risks. The REMS plan could include medication guides, physician communication plans, assessment plans, and/or elements to assure safe use, such as restricted distribution methods, patient registries, or other risk minimization tools.

The FDA conducts a preliminary review of all NDAs and BLAs within the first 60 days after submission, before accepting them for filing, to determine whether they are sufficiently complete to permit substantive review. The FDA may request additional information rather than accept an NDA or BLA for filing. In this event, the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review. The FDA reviews an NDA to determine, among other things, whether the drug is safe and effective and whether the facility in which it is manufactured, processed, packaged or held meets standards designed to assure the product’s continued safety, quality and purity. The FDA reviews a BLA to determine, among other things whether the product is safe, pure and potent (which are analogous to the NDA safety and effectiveness requirements) and the facility in which it is manufactured, processed, packed or held meets standards designed to assure the product’s continued safety, purity and potency.

The FDA may refer an application for a novel drug or biologic to an advisory committee. An advisory committee is a panel of independent experts, including clinicians and other scientific experts as well as consumer representatives, that reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

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

After evaluating the NDA or BLA and all related information, including the advisory committee recommendation, if any, and inspection reports regarding the manufacturing facilities and clinical trial sites, the FDA may issue an approval letter, or, in some cases, a complete response letter. A Complete Response Letter indicates that the review cycle of the application is complete and the application will not be approved in its present form. A Complete Response Letter usually describes the specific deficiencies in the NDA or BLA identified by the FDA and may require additional clinical data, such as an additional pivotal phase 3 trial or other significant and time-consuming requirements related to clinical trials, nonclinical studies or manufacturing. If a Complete Response Letter is issued, the sponsor must resubmit the NDA or BLA, addressing all of the deficiencies identified in the letter, or withdraw the application (without prejudice to a subsequent submission). Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval. If and when those conditions have been met to the FDA’s satisfaction, the FDA will typically issue an approval letter. An approval letter authorizes commercial marketing of the drug or biologic with specific prescribing information for specific indications.

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

Post-Approval Requirements

Drugs and biologics manufactured or distributed pursuant to FDA approvals and licenses are subject to pervasive and continuing regulation by the FDA and other government authorities, including, among other things, requirements relating to recordkeeping, periodic reporting, product sampling and distribution, advertising and promotion and reporting of adverse experiences with the product. After approval, many types of changes to the approved product, such as adding new indications, manufacturing changes or other labeling claims are subject to prior FDA review and approval.

There also are continuing, annual program fee requirements for certain approved prescription drug or biologic products. The FDA may impose a number of post-approval requirements as a condition of approval of an NDA or BLA. For example, the FDA may require post-marketing testing, including phase 4 clinical trials, and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization.

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

Once an approval is granted, the FDA may withdraw the approval in accordance with the statute and regulations if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market.

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

Orphan Drug Designation

Under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biological product intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States, or more than 200,000 individuals in the United States and for which there is no reasonable expectation that the cost of developing and making the product available in the United States for this type of disease or condition will be recovered from sales of the product in the United States. Orphan drug designation must be requested before submitting an NDA or BLA. After the FDA grants orphan drug designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. Orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages and user fee waivers.

If a product that has orphan designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan drug exclusivity, which means that the FDA may not approve any other applications to market the same drug for the same indication for seven years from the date of such approval, except in limited circumstances, such as a showing of clinical superiority to the product with orphan exclusivity or if the FDA finds that the holder of the orphan drug exclusivity has not shown that it can assure the availability of sufficient quantities of the orphan drug to meet the needs of patients with the disease or condition for which the drug was designated. Orphan drug exclusivity does not prevent the FDA from approving a different product for the same disease or condition or the same product for a different disease or condition.

A designated orphan drug may not receive orphan drug exclusivity if it is approved for a use that is broader than the indication for which it received orphan designation. In addition, exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition.

Orphan drug exclusivity also could block the approval of one of our products for seven years if a competitor with orphan drug designation obtains approval before we do of the same product, as defined by the FDA, for the same orphan indication we are seeking, or if our product candidate is determined to be contained within the scope of the competitor’s product for the same indication or disease. If one of our products designated as an orphan drug receives marketing approval for an indication broader than that which is designated, it may not be entitled to orphan drug exclusivity.

Pediatric Exclusivity

Pediatric exclusivity is a type of non-patent exclusivity in the United States and, if granted, provides for the attachment of an additional six months of marketing protection to the term of any existing regulatory exclusivity, including the five-year and three-year non-patent and orphan exclusivity. This six-month exclusivity may be granted if an NDA or BLA sponsor submits pediatric data that fairly respond to a written request from the FDA for such data. The data do not need to show the product to be effective in the pediatric population studied; rather, if the FDA has requested the study and the clinical study is deemed to fairly respond to the FDA’s request, the additional protection is granted. If reports of FDA-requested pediatric studies are submitted to and accepted by the FDA within the statutory time limits, whatever statutory or regulatory periods of exclusivity or patent protection cover the product are extended by six months for purposes of the FDA approval process. This is not a patent term extension, but it effectively extends existing periods of regulatory exclusivity.

Biosimilars and Exclusivity

The Affordable Care Act includes a subtitle called the Biologics Price Competition and Innovation Act of 2009, or BPCIA, which created an abbreviated approval pathway for biological products that are biosimilar to or interchangeable with an FDA-licensed reference biological product. To date, relatively few biosimilars have been licensed under the BPCIA, although numerous biosimilars have been approved in Europe. The FDA has issued several guidance documents outlining an approach to review and approval of biosimilars. Biosimilarity, which requires that there be no clinically meaningful differences between the biological product and the reference product in terms of safety, purity, and potency, can be shown through analytical studies, animal studies, and a clinical study or studies. Interchangeability requires that a product is biosimilar to the reference product and the product must demonstrate that it can be expected to produce the same clinical results as the reference product in any given patient and, for products that are administered multiple times to an individual, the biologic and the reference biologic may be alternated or switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biologic. However, complexities associated with the larger, and often more complex, structures of biological products, as well as the processes by which such products are manufactured, pose significant hurdles to implementation of the abbreviated approval pathway that are still being addressed by the FDA.

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

The BPCIA is complex and continues to be interpreted and implemented by the FDA. In addition, government proposals have sought to reduce the twelve-year reference product exclusivity period. Other aspects of the BPCIA, some of which may impact the BPCIA exclusivity provisions, have also been the subject of recent litigation. As a result, the ultimate impact, implementation and meaning of the BPCIA is subject to significant uncertainty.

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

Centralized Procedure in the European Union

The centralized procedure provides for the grant of a single marketing authorization from the European Commission following a favorable opinion by the Committee for Medicinal Products for Human Use, or the CHMP, of the EMA that is valid in all European Union member states, as well as Iceland, Liechtenstein and Norway. The centralized procedure is compulsory for medicines produced by specified biotechnological processes, products designated as orphan medicinal products, advanced therapy medicinal products (such as gene therapy, somatic cell therapy and tissue engineered products) and products with a new active substance indicated for the treatment of specified diseases, such as HIV/AIDS, cancer, diabetes, neurodegenerative disorders or autoimmune diseases and other immune dysfunctions, and viral diseases. The centralized procedure is optional for products containing a new active substance not authorized in the EEA before May 20, 2004, or that represent a significant therapeutic, scientific or technical innovation, or whose authorization would be in the interest of public health. Under the centralized procedure the maximum timeframe for the evaluation of an MAA by the EMA is 210 days, excluding clock stops, when additional written or oral information is to be provided by the applicant in response to questions asked by the CHMP. Within 15 days of the adoption, the EMA will forward its opinion to the European Commission to start the decision-making phase. Within 15 days a draft implementing decision is sent by the Commission to the Standing Committee on Medicinal Products for Human Use, allowing for its scrutiny by EU countries. These have fifteen days to return their linguistic comments, and 22 days for substantial ones. Once a favorable opinion is reached, the draft decision is adopted via an empowerment procedure. The adoption of the decision should take place within 67 days of the opinion of the EMA. Accelerated assessment might be granted by the CHMP in exceptional cases, when a medicinal product is expected to be of a major public health interest, particularly from the point of view of therapeutic innovation. The timeframe for the evaluation of an MAA under the accelerated assessment procedure is of 150 days, excluding clock stops.

National Authorization Procedures in the European Union

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

The federal Anti-Kickback Statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving any remuneration, directly or indirectly, overtly or covertly, to induce or in return for purchasing, leasing, ordering, or arranging for or recommending the purchase, lease, or order of any item or service reimbursable, in whole or in part, under Medicare, Medicaid or other federal healthcare programs. The term “remuneration” has been broadly interpreted to include anything of value. The Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on one hand and prescribers, purchasers, and formulary managers on the other. Although there are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, the exceptions and safe harbors are drawn narrowly. Practices that involve remuneration that may be alleged to be intended to induce prescribing, purchases, or recommendations may be subject to scrutiny if they do not meet the strict requirements of a statutory or regulatory exception or safe harbor. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the Anti-Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all its facts and circumstances in light of the prohibitions in the statute. Several courts have interpreted the statute’s intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare covered business, the statute has been violated.

In addition, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation. Moreover, a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act. The majority of states also have anti-kickback laws, which establish similar prohibitions and in some cases may apply to items or services reimbursed by any third-party payor, including commercial insurers.

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

The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, created new federal criminal statutes that prohibit, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. As with the Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation.

In addition, there has been a recent trend of increased federal and state regulation of payments made to physicians and other healthcare providers. The ACA imposed, among other things, new annual reporting requirements for covered manufacturers for certain payments and “transfers of value” provided to physicians, certain other healthcare professionals beginning in 2022, and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. Failure to submit timely, accurately and completely the required information for all payments, transfers of value and ownership or investment interests may result in significant civil monetary penalties of up to an aggregate of 150,000 per annual report and up to a maximum of $1,150,000 in combined penalties per year for “knowing failures.” Covered manufacturers must submit reports by the 90th day of each subsequent calendar year. In addition, certain states require implementation of commercial compliance programs and compliance with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, impose restrictions on marketing practices, and/or tracking and reporting of marketing expenditures and pricing information as well as gifts, compensation and other remuneration or items of value provided to physicians and other healthcare professionals and entities.

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

Third-party payors may limit coverage to specific drug products on an approved list, also known as a formulary, which might not include all of the FDA-approved drugs for a particular indication. A decision by a third-party payor not to cover our product candidates could reduce physician utilization of our products once approved and have a material adverse effect on our sales, results of operations and financial condition. Moreover, a third-party payor’s decision to provide coverage for a drug or medical device product does not imply that an adequate reimbursement rate will be approved. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development. Additionally, coverage and reimbursement for new products can differ significantly from payor to payor. One third-party payor’s decision to cover a particular medical product or service does not ensure that other payors will also provide coverage for the medical product or service or that they will provide coverage at an adequate reimbursement rate. As a result, the coverage determination process will require us to provide scientific and clinical support for the use of our products to each payor separately and will be a time-consuming process.

The containment of healthcare costs has become a priority of federal, state and foreign governments, and the prices of drugs have been a focus in this effort. Third-party payors are increasingly challenging the prices charged for medical products and services, examining the medical necessity and reviewing the cost-effectiveness of drugs, medical devices and medical services, in addition to questioning safety and efficacy. If these third-party payors do not consider our products to be cost-effective compared to other available therapies, they may not cover our products after FDA approval or, if they do, the level of payment may not be sufficient to allow us to sell our products at a profit. Many countries outside the U.S., including the European Union (“EU”) member states, established complex and lengthy procedures to obtain price approvals, coverage and reimbursement. These procedures vary from country to country but are commonly initiated after grant of the related marketing authorization. Many EU member states review periodically their decisions concerning the pricing and reimbursement of medicinal products. The outcome of these reviews cannot be predicted and could have adverse effects on the pricing and reimbursement of our medicinal products in the EU member states.

Healthcare Reform

A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Government authorities and other third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medical products. For example, in 2010, the ACA and related legislation were enacted, which, among other things, (i) increased the minimum Medicaid rebates owed by most manufacturers under the Medicaid Drug Rebate Program, (ii) addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected, (iii) extended the Medicaid Drug Rebate Program to utilization of prescriptions of individuals enrolled in Medicaid managed care plans, (iv) imposed mandatory discounts for certain Medicare Part D beneficiaries, (v) subjected drug manufacturers to new annual fees based on pharmaceutical companies’ share of sales to federal healthcare programs and (vi) imposed an annual excise tax of 2.3% on any entity that manufactures or imports medical devices (which was subsequently repealed in December 2019).

Since its enactment, there have been judicial and Congressional challenges to certain aspects of the ACA, and we expect there will be additional challenges and amendments to the ACA in the future. For example, the Tax Cuts and Jobs Act, enacted on December 22, 2017, removes penalties for not complying with the ACA’s individual mandate to carry health insurance. On December 14, 2018, a U.S. District Court Judge in the Northern District of Texas, ruled that because the individual mandate is a critical and inseverable feature of the ACA, the remaining provisions of the ACA were invalid as well. Upon appeal, the U.S. Court of Appeals for the Fifth Circuit affirmed that the individual mandate was unconstitutional but remanded the case back to the U.S. District Court to determine what portions of the ACA, if any, might continue to be valid. On January 21, 2020, the U.S. Supreme Court declined a motion by the U.S. House of Representatives and others seeking expedited review of the case. It is unclear how these decisions, subsequent appeals and other efforts to challenge, repeal or replace the ACA will impact the law.

On August 2, 2011, the Budget Control Act of 2011 created measures for spending reductions by Congress. These measures include reductions in Medicare payments to providers, capped at 2% per fiscal year, which went into effect on April 1, 2013. These reductions, extended by subsequent legislation, will stay in effect through 2029 unless additional Congressional action is taken. On January 2, 2013, the American Taxpayer Relief Act was signed into law, which, among other things, reduced certain Medicare payments to several types of providers, including hospitals. The legislation also increased the statute of limitations period for the government to recover overpayments to providers from three to five years. Recently there has also been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed bills designed to, among other things, reform government program reimbursement methodologies. Individual states in the United States have also become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical product pricing, including through constraints on reimbursement, imposition of mandatory discounts, restrictions on access to certain products, transparency measures, and programs for importation from other countries or bulk purchasing.

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

In the EU, potential reductions in prices and changes in reimbursement levels could be the result of different factors, including reference pricing systems, parallel distribution and parallel trade. It could also result from the application of external reference pricing mechanisms, which consist of arbitrage between low-priced and high-priced countries. Reductions in the pricing of our medicinal products in one EU member state could affect the price in other EU member states and, thus, have a negative impact on our financial results.

Health Technology Assessment, or HTA, of medicinal products in the EU is an essential element of the pricing and reimbursement decision-making process in a number of EU member states. The outcome of HTA has a direct impact on the pricing and reimbursement status granted to the medicinal product. A negative HTA by a leading and recognized HTA body concerning a medicinal product could undermine the prospects to obtain reimbursement for such product not only in the EU member state in which the negative assessment was issued, but also in other EU member states.

In 2011, Directive 2011/24/EU was adopted at the EU level. This Directive establishes a voluntary network of national authorities or bodies responsible for HTA in the individual EU member states. The network facilitates and supports the exchange of scientific information concerning HTAs. Further to this, on January 31, 2018, the European Commission adopted a proposal for a regulation on HTA. The European Commission has stated that the role of the draft HTA regulation is not to influence pricing and reimbursement decisions in the individual EU member states. However, this consequence cannot be excluded.

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

Data Privacy and Security

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

In the U.S., HIPAA imposes privacy, security and breach reporting obligations with respect to individually identifiable health information upon “covered entities” (health plans, health care clearinghouses and certain health care providers), and their respective business associates, individuals or entities that create, received, maintain or transmit protected health information in connection with providing a service for or on behalf of a covered entity. HIPAA mandates the reporting of certain breaches of health information to HHS, affected individuals and if the breach is large enough, the media. Entities that are found to be in violation of HIPAA as the result of a breach of unsecured protected health information, a complaint about privacy practices or an audit by HHS, may be subject to significant civil, criminal and administrative fines and penalties and/or additional reporting and oversight obligations if required to enter into a resolution agreement and corrective action plan with HHS to settle allegations of HIPAA non-compliance. Even when HIPAA does not apply, according to the Federal Trade Commission or the FTC, failing to take appropriate steps to keep consumers’ personal information secure constitutes unfair acts or practices in or affecting commerce in violation of Section 5(a) of the Federal Trade Commission Act, or the FTCA, 15 U.S.C § 45(a). The FTC expects a company’s data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business, and the cost of available tools to improve security and reduce vulnerabilities. Individually identifiable health information is considered sensitive data that merits stronger safeguards. The FTC’s guidance for appropriately securing consumers’ personal information is similar to what is required by the HIPAA Security Rule.

In addition, certain state laws govern the privacy and security of health information in certain circumstances, some of which are more stringent than HIPAA and many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts. Failure to comply with these laws, where applicable, can result in the imposition of significant civil and/or criminal penalties and private litigation. For example, California recently enacted legislation, the California Consumer Privacy Act, or CCPA, effective January 1, 2020. The CCPA, among other things, creates new data privacy obligations for covered companies and provides new privacy rights to California residents, including the right to opt out of certain disclosures of their information. The CCPA also creates a private right of action with statutory damages for certain data breaches, thereby potentially increasing risks associated with a data breach. Although the law includes limited exceptions, including for “protected health information” maintained by a covered entity or business associate, it may regulate or impact our processing of personal information depending on the context.

In Europe, on May 25, 2018, the GDPR entered into force and became directly applicable in all EU member states. The GDPR implements more stringent operational requirements than its predecessor legislation. For example, the GDPR requires more detailed disclosures to data subjects, requires disclosure of the legal basis for processing personal data, makes it harder obtain valid consent for processing, will require the appointment of data protection officers when sensitive personal data, such as health data, is processed on a large scale, provides more robust rights for data subjects, introduces mandatory data breach notification through the EU, imposes additional obligations when contracting with service providers and requires us to adopt appropriate privacy governance including policies, procedures, training and data audit. Noncompliance with the GDPR can result in fines of up to the greater of €20 million or up to 4% of total global annual revenue in the event of a significant breach.

C.	Organizational Structure

Certain of our operations are conducted through our following wholly-owned subsidiaries: Ascendis Pharma GmbH (Germany), Ascendis Pharma, Inc. (Delaware, United States), Ascendis Pharma, Ophthalmology Division A/S (Denmark), Ascendis Pharma, Endocrinology Division A/S (Denmark), Ascendis Pharma Bone Diseases A/S (Denmark), Ascendis Pharma Growth Disorders A/S (Denmark) and Ascendis Pharma Oncology Division A/S (Denmark). These subsidiaries are also set forth in Exhibit 8.1 to this annual report.

D.	Property, Plant and Equipment

Our headquarters are located at Tuborg Boulevard 12, DK-2900 Hellerup, Denmark, where we lease 5,477 square meters of office space. The lease can be terminated by us at the earliest on July 1, 2024 for 1,223 square meters and on July 1, 2026 for 4,254 square meters. In addition, we have expanded the lease with 1,862 square meters of office space, commencing on January 1, 2019 which can be terminated by us at the earliest on July 1, 2026. Unless terminated within the early termination period or if the leases are not prolonged, the leases expire on July 1, 2029.

Further, we have entered into an additional lease of 1,567 square meters of office space at Tuborg Boulevard 5, DK-2900 Hellerup, Denmark. The lease can be terminated by us at the earliest on November 30, 2022. Unless terminated within the early termination period or if the lease is not prolonged, the lease expires on November 30, 2028.

We maintain research facilities in Heidelberg, Germany, where we lease 2,614 square meters of office and laboratory space. For one site, comprising 2,134 square meters, this lease is continuously extended for 24 months periods, and accordingly, if not terminated by either us or lessor, no later than January 31, 2020, the lease expires on January 31, 2023. The other site, which commenced on July 1, 2019, expires on December 31, 2021.

In addition, we entered an office lease in Berlin, comprising 165 square meters, commencing on January 15, 2019. This lease expires on May 31, 2020, but may, subject to certain conditions, be extended for two years at our option.

In Palo Alto, California, we have leased 465 square meters of office space pursuant to a lease that expires on March 15, 2021, which, subject to certain conditions, may be extended for three years at our option. In addition, we have entered into a lease of 1,134 square meters of office space, that expires on April 30, 2022.

In addition, we are in the process of constructing a research laboratory for our oncology therapeutic areas, and in this connection we have leased a site of 3,681 square meters in Redwood City, California, commencing on November 1, 2019. This lease expires on April 30, 2030, however, subject to certain conditions, may be extended for five years at our option.

We believe that our existing facilities are adequate for our near-term needs. We believe that suitable additional or alternative space would be available if required in the future on commercially reasonable terms.

Item 4A	Unresolved Staff Comments

Not applicable.

Item 5	Operating and Financial Review and Prospects

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the “Selected Financial Data” section of this annual report and our consolidated financial statements and related notes appearing elsewhere in this annual report. In addition to historical information, this discussion contains forward-looking statements based on our current expectations that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth in the “Risk Factors” and “Special Note Regarding Forward-Looking Statements” sections and elsewhere in this annual report.

A.	Operating Results

Overview

We are applying our innovative TransCon technologies to build a leading, fully integrated biopharmaceutical company and develop a pipeline of product candidates with potential best in class profiles to address unmet medical needs. We have created a portfolio of potential best in class rare disease endocrinology product candidates to address unmet medical needs by utilizing our TransCon technologies with clinically validated parent drugs. We currently have three product candidates in clinical development in rare endocrine diseases and we are advancing multiple preclinical candidates in oncology, our second therapeutic area of focus. We are also working to apply our TransCon technology platform in additional therapeutic areas to address unmet patient needs.

Our most advanced investigational product candidate, TransCon hGH, is in development as a once-weekly long-acting prodrug of recombinant human growth hormone, also referred to as somatropin or hGH, as a potential treatment for pediatric and adult growth hormone deficiency, or GHD. Our phase 3 pediatric program for TransCon hGH consists of the heiGHt, fliGHt and enliGHten Trials. Our results from the pivotal, phase 3 heiGHt Trial demonstrated a statistically significant increase in annualized height velocity, or AHV, compared to daily hGH at 52 weeks, and showed a safety profile comparable to that of daily hGH in pediatric subjects who were treatment-naïve.

Nearly all subjects who completed the heiGHt or fliGHt Trials have enrolled in the open-label extension study, or the enliGHten Trial, which is designed to provide long-term safety data to support the planned regulatory filings for TransCon hGH. We initiated the enliGHten Trial in 2017 as the first subjects began to roll over from the heiGHt Trial, and we have enrolled approximately 300 subjects, which we believe will form a safety database consistent with input received from regulatory authorities.

In September 2019, we completed the last subject visit forming the two-year follow up for the TransCon hGH phase 3 program in pediatric GHD. These data will form the safety database to support submission of a Biologics License Application, or BLA, to the U.S. Food and Drug Administration, or the FDA, for TransCon hGH to treat pediatric GHD, which we expect to submit in the second quarter of 2020, as well as submission of a Marketing Authorisation Application to the European Medicines Agency expected in the fourth quarter of 2020.

In October 2019, we received Orphan Designation from the European Commission for TransCon hGH for pediatric GHD. Orphan Designation is granted to therapies aimed at the treatment, prevention or diagnosis of a disease that is life-threatening or chronically debilitating, affects no more than five in 10,000 persons in the European Union, or EU, and for which no satisfactory method of diagnosis, prevention, or treatment has been authorized (or the product would provide significant additional benefit over existing therapies).

We believe that TransCon hGH, if approved, may offer a once-weekly therapy for pediatric and adult GHD with the potential to improve outcomes compared to currently approved daily hGH. If approved, we believe TransCon hGH may reduce the burden of daily treatment by requiring significantly fewer injections, which we believe may improve compliance and treatment outcomes. After receiving feedback from the FDA, we have filed an IND amendment to initiate a global, phase 3 trial in subjects with adult GHD and we intend to pursue other indications for TransCon hGH consistent with our strategy to create sustainable growth.

We are also using our TransCon technology platform to develop TransCon PTH, an investigational once-daily long-acting prodrug of parathyroid hormone, or PTH, as a potential treatment for adult hypoparathyroidism, a rare endocrine disorder of calcium and phosphate metabolism. We completed a phase 1 trial in healthy subjects in 2018, the results of which were consistent with our target product profile for TransCon PTH as a “true” replacement therapy. In this trial, TransCon PTH showed the predicted pharmacokinetic and pharmacodynamic response, suggesting the ability to normalize serum and urinary calcium levels in patients with hypoparathyroidism.

Our ongoing phase 2 PaTH Forward Trial is evaluating the safety, tolerability and efficacy of three fixed doses of TransCon PTH using a ready-to-use prefilled pen device. The goal of PaTH Forward is to identify a starting dose (15, 18, or 21 µg per day) for a pivotal phase 3 trial, establish a titration regimen for complete withdrawal of standard of care (i.e., active vitamin D and calcium supplements), and evaluate TransCon PTH control of serum and urinary calcium. In February 2020, we completed enrollment of the trial with 59 subjects and we expect to report top-line data from the one-month blinded portion of the PaTH Forward Trial in mid-April 2020. Following evaluation of Phase 2 data from the PaTH Forward Trial, we expect and plan to initiate a global phase 3 program for TransCon PTH in the fourth quarter of 2020, including trial sites in the United States, Canada, Europe and Asia-Pacific, including Japan.

In June 2018, we were granted Orphan Drug Designation, or ODD, by the FDA for TransCon PTH. ODD is provided to drugs that are intended for the safe and effective treatment, diagnosis, or prevention of rare diseases or disorders that affect fewer than 200,000 people in the United States. We believe TransCon PTH, if approved, may provide patients suffering from hypoparathyroidism with a PTH replacement therapy that is designed to address both the short-term symptoms and long-term complications of the disease.

We are also developing TransCon CNP, an investigational long-acting prodrug of C-type natriuretic peptide, or CNP, as a potential therapeutic option for achondroplasia, the most common form of dwarfism. TransCon CNP is designed to provide continuous CNP exposure with the goal of optimizing efficacy with a safe and convenient once-weekly dose. Currently, there are no medical therapies for achondroplasia approved by the FDA. In November 2018, we reported preliminary results from a phase 1 trial in healthy adult subjects, which supported our target product profile for TransCon CNP. In February 2019, we were granted ODD by the FDA for TransCon CNP. Following successful submission of an IND application in July 2019, we initiated the phase 2 ACcomplisH Trial to evaluate safety and efficacy of TransCon CNP in children (ages 2-10 years) with achondroplasia. The company continues to work towards escalating sequential dose cohorts throughout the year, while ensuring the safety of subjects during the current pandemic and access to physicians for future monitoring visits. Our goal is to develop TransCon CNP as a safe and effective therapeutic option for achondroplasia and potentially other related growth disorders.

In addition to our pipeline of candidates in rare endocrine disorders, in January 2019, we established oncology as our second independent therapeutic area of focus for our TransCon technologies. In June 2019, we announced three of our oncology product candidates and reported preclinical data supporting their development rationale. Our goal is to improve treatment efficacy while limiting or reducing toxicity by applying TransCon technologies to clinically validated drugs, using our unique algorithm for product innovation. We are conducting preclinical studies within the field of oncology to explore multiple potential product candidates and evaluate systemic as well as localized delivery systems using our TransCon platform.

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

We believe that the effectiveness of our TransCon technologies is supported by data from our preclinical research and the ongoing clinical programs, including our TransCon hGH, TransCon PTH and TransCon CNP programs, as well as findings from our ongoing development of other product candidates. We have applied the TransCon technologies in combination with a clinically validated parent drug or pathway using our algorithm for creating products with the potential to be best-in-class in endocrinology rare diseases, and we will continue to apply this algorithm for product selection in new therapeutic areas. We believe this approach may reduce the risks associated with traditional drug development.

In addition to our pipeline of product candidates in endocrinology, we are conducting preclinical studies in the field of oncology to explore multiple potential product candidates and evaluate systemic as well as localized delivery systems using our TransCon technologies.

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

We had a net loss of €218.0 million for the year ended December 31, 2019 compared to a net loss of €130.1 million for the year ended December 31, 2018, and a net loss of €123.9 million for the year ended December 31, 2017. Our total equity was €597.1 million as of December 31, 2019 compared to €280.1 million as of December 31, 2018. We have not generated royalties or revenues from product sales, and do not expect to generate royalties or revenues from product sales prior to regulatory approval of any of our product candidates.

We believe that at some point in the future we will need substantial additional capital to support our operating activities and adequate funding may not be available to us on acceptable terms, or at all.

We anticipate that our expenses will increase substantially in the future as we:

•	pursue clinical development, and commercialization of TransCon hGH for the treatment of pediatric GHD and other potential indications;

•	pursue clinical development of TransCon PTH for the treatment of hypoparathyroidism and clinical development of TransCon CNP for the treatment of achondroplasia and other FGFR-related rare diseases;

•	identify and progress development of new product candidates including in oncology and other new therapeutic areas;

•	continue to invest in our TransCon technologies, including our intellectual property, our lab, clinical and commercial scale manufacturing capabilities and our methods and know-how;

•	hire additional personnel to support our planned operations;

•	add operational, financial and management information systems and related finance and compliance personnel; and

•	continue to operate as a public company.

Financial Operations Overview

Revenue

To date, we have only generated revenue from license fees, the assignment of certain intellectual property rights, research and development services rendered under collaboration agreements, including delivery of clinical supply material, and feasibility studies performed for potential partners. We have not yet generated any revenue from commercial product sales. Our collaboration agreements comprise elements of up-front license fees, milestone payments based on development and sales and royalties based on product sales. In addition, our collaboration agreements contemplate our involvement in the ongoing research and development of our partnered product candidates, for which we are paid fees for the services we render and the material we deliver.

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

Government grants are recognized when there is reasonable assurance that the conditions underlying the grant have been met and that the grant will be received. We did not receive any government grants in 2019, 2018 or 2017. Government grants to cover research and development costs incurred are recognized as a reduction of research and development costs proportionally over the periods during which the related research and development expenses are incurred.

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

For the year ended December 31, 2019, we incurred direct and indirect research and development costs of €105.7 million and €85.9 million, respectively, compared to €89.5 million and €50.8 million, respectively, for the year ended December 31, 2018 and €67.0 million and €32.6 million, respectively, for the year ended December 31, 2017.

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

Finance Income and Finance Expenses

We do not hold any interest-bearing debt. As such, finance income and finance expenses consist primarily of interest income, interest expenses recognized for lease liabilities, realized and unrealized exchange rate gains and losses on cash, receivables and payables in foreign currencies. As we undertake transactions denominated in foreign currencies, we are exposed to exchange rate fluctuations. We manage our exchange rate exposure through maintaining positions in the various currencies used in the operations and managing payments from the most appropriate positions. We are primarily exposed to movements in U.S. Dollars, or USD, British Pounds, or GBP, and Danish Kroner, or DKK. We do not enter into derivative financial instruments to manage our exposure to exchange rate risks.

Results of Operations

Comparison of the years ended December 31, 2019, 2018 and 2017:

	Year Ended December 31,
	2019	2018	2017
	(EUR’000)	(EUR’000)	(EUR’000)
Revenue	13,375	10,581	1,530
Research and development costs	(191,621)	(140,281)	(99,589)
General and administrative expenses	(48,473)	(25,057)	(13,482)

Operating profit / (loss)	(226,719)	(154,757)	(111,541)

Share of profit / (loss) in associate	(8,113)	(321)	—
Finance income	17,803	24,714	923
Finance expenses	(1,221)	(127)	(13,756)

Profit / (loss) before tax	(218,250)	(130,491)	(124,374)

Tax on profit / (loss) for the year	234	394	477

Net profit / (loss) for the year	(218,016)	(130,097)	(123,897)

Revenue

The following table summarizes our revenue for the years ended December 31, 2019, 2018 and 2017:

	Year Ended December 31,
	2019	2018	2017
	(EUR’000)	(EUR’000)	(EUR’000)
Revenue from the rendering of services (recognized over time)	9,919	1,215	1,530
Sale of clinical supply (recognized at a point in time)	804	—	—
“Right-to-use” licenses (recognized at a point in time)	2,652	9,366	—

Total revenue	13,375	10,581	1,530

Revenue for the year ended December 31, 2019 was €13.4 million, an increase of €2.8 million, or 26%, compared to €10.6 million for the year ended December 31, 2018. The change was due to recognition of revenue related to our investment in Visen, as well as sale of clinical supply to Visen for use in clinical trials in Greater China.

Revenue for the year ended December 31, 2018 was €10.6 million, an increase of €9.1 million, or 592%, compared to €1.5 million for the year ended December 31, 2017. The change was due to recognition of revenue from sale of “right-to-use” licenses to Visen of €9.4 million, partly offset by a decrease of €0.3 million in revenue from rendering of services, primarily due to fewer services rendered by us under our collaboration with Genentech.

As of December 31, 2019, we had deferred income of €0.9 million under the agreement with Visen, compared to deferred income from Visen and other collaboration agreements of €6.9 million and €0 million as of December 31, 2018 and 2017, respectively. This deferred income will be recognized as revenue as we advance the projects that are subject to our collaborations with Visen.

Research and Development Costs

Research and development costs were €191.6 million for the year ended December 31, 2019, an increase of €51.3 million, or 37% compared to €140.3 million for the year ended December 31, 2018.

External development costs to our TransCon hGH product candidate increased by €10.5 million, primarily driven by manufacturing of validation batches, or process performance qualification batches, and initial costs of pre-launch inventories, partly offset by a decrease in clinical trial costs, reflecting the completion of the phase 3 heiGHt Trial in the first quarter of 2019. The process performance qualification batches are required as part of the regulatory approval process with the FDA, and, as well as the pre-launch inventories, are recognized as development costs when incurred. However, after potential marketing approval, the products from these process performance qualification batches and pre-launch inventories may be used for commercial sales, thereby reducing the costs for the first period after market launch.

External development costs to our new therapeutic area within oncology increased by €3.7 million compared to the year ended December 31, 2018 and external development costs to our TransCon PTH product candidate increased by €1.9 million, primarily reflecting higher manufacturing and clinical trial costs. External development costs related to our TransCon CNP product candidate and other external development costs decreased by €0.3 million, primarily due to lower manufacturing and preclinical costs, partly offset by an increase in clinical trial costs, reflecting the phase 2 ACcomplisH Trial which was initiated in the third quarter of 2019.

Other research and development costs increased by €35.5 million, primarily driven by a €16.3 million increase in personnel costs and a €12.1 million increase in non-cash share-based compensation due to a higher number of employees in research and development functions, but also reflecting a €7.1 million increase in other costs, including a €2.3 million increase in facility costs allocated to research and development functions and a €1.8 million increase in travel costs to the increasing number of employees. Research and development costs included non-cash share-based payment of €22.4 million for the year ended December 31, 2019, compared to €10.2 million for the year ended December 31, 2018.

Research and development costs were €140.3 million for the year ended December 31, 2018, an increase of €40.7 million, or 41% compared to €99.6 million for the year ended December 31, 2017. The change was primarily attributable to a €11.8 million increase in external development costs related to our TransCon hGH product candidate, including costs for preparation of validation batches, or process performance qualification batches, development of the auto-injector to facilitate the administration of TransCon hGH by patients, and increasing costs of the ongoing clinical trials for this product candidate. External development costs to our TransCon PTH project increased by €6.5 million, reflecting the continued development and progress with this product candidate, including manufacturing of clinical material and pen device, and preparation for initiation of a phase 2 study in the first quarter of 2019. External development costs to our TransCon CNP project increased by €3.9 million, reflecting increasing clinical study costs and manufacturing of clinical material. We completed a phase 1 study with TransCon CNP in November 2018, and we prepared for a phase 2 study to be initiated in the third quarter of 2019.

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

General and Administrative Expenses

General and administrative expenses were €48.5 million for the year ended December 31, 2019, an increase of €23.4 million, or 93%, compared to €25.1 million for the year ended December 31, 2018. The increase is primarily due to an increase in personnel costs of €6.6 million and non-cash share-based payment of €5.7 million for additional administrative personnel, but also reflecting increases of €4.0 million in IT costs and €1.0 million in travel costs. External costs related to pre-commercialization activities increased by €3.4 million. Other costs allocated to general and administrative functions increased by net €2.7 million, including facility costs and consultants. General and administrative expenses included non-cash share-based payment of €15.1 million for the year ended December 31, 2019, compared to €9.4 million for the year ended December 31, 2018.

General and administrative expenses were €25.1 million for the year ended December 31, 2018, an increase of €11.6 million, or 86%, compared to €13.5 million for the year ended December 31, 2017. The increase was primarily due to €3.4 million higher personnel costs and €4.5 million higher non-cash share-based payment due to an increase in headcount, but also reflecting a €2.3 million increase in professional fees, including recruitment cost and initial costs of preparing to become a commercial organization. General costs including facilities, IT, and insurances, increased by a net amount of €1.4 million. General and administrative expenses included non-cash share-based payment of €9.4 million for the year ended December 31, 2018, compared to €4.9 million for the year ended December 31, 2017.

Net Profit / (Loss) in Associate

Net loss in associate was €8.1 million for the year ended December 31, 2019 compared to €0.3 million for the year ended December 31, 2018, which represent the Company’s share of net result in Visen which was established in November 2018.

Finance Income and Finance Expenses

Finance income was €17.8 million for the year ended December 31, 2019, a decrease of €6.9 million compared to €24.7 million for the year ended December 31, 2018. Finance expenses were €1.2 million for the year ended December 31, 2019, an increase of €1.1 million compared to €0.1 million for the year ended December 31, 2018. Interest income of €10.1 million for the year ended December 31, 2019 was €6.0 million higher than for the year ended December 31, 2018, whereas positive exchange rate fluctuations decreased from €20.7 million for the year ended December 31, 2018 to €7.7 million for the year ended December 31, 2019. Interest expenses increased from €0.1 million for the year ended December 31, 2018 to €1.2 million for the year ended December 31, 2019, primarily reflecting the recognition of interest expenses on lease liabilities.

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

Tax on Profit / (Loss) for the Year

Tax for the year ended December 31, 2019 was a net tax credit of €0.2 million, compared to a net tax credit of €0.4 million for the year ended December 31, 2018. Under Danish tax legislation, tax losses may be partly refunded by the tax authorities to the extent such tax losses arise from research and development activities. For the year ended December 31, 2019, the jointly taxed Danish entities had a tax loss, and accordingly were entitled to a tax refund of approximately €0.7 million. The tax for the year ended December 31, 2019 further comprised a tax provision of €0.4 million related to our subsidiary in Germany and a net tax provision of €0.1 million related to our subsidiary in the United States.

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

At December 31, 2019, 2018 and 2017, we had net deferred tax assets of €128.9 million, €78.5 million, and €52.7 million, respectively, which were not recognized in the consolidated statement of financial position due to uncertainties relating to the future utilization. The increase in the unrecognized deferred tax asset can primarily be attributed to an increase in tax losses carried forward. The deferred tax asset can be carried forward without timing limitations. For tax losses carried forward, certain limitations exist for amounts to be utilized each year.

Quantitative and Qualitative Disclosures about Market Risk

Our activities expose us to the financial risks of changes in foreign currency exchange rates and interest rates. We do not enter into derivative financial instruments to manage our exposure to such risks.

Foreign Currency Risk

We are exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the U.S. Dollar, the British Pound and the Danish Krone. We have received payments in U.S. Dollars under our collaborations and the proceeds from our Series D financing in November 2014, our IPO in February 2015 and our follow-on offerings in October and November 2016, in September and October 2017, in February 2018 and in March 2019 were in U.S. dollars. We seek to minimize our exchange rate risk by maintaining cash positions in the currencies in which we expect to incur the majority of our future expenses and we make payments from those positions. As required under IFRS, we perform an analysis and report on our foreign currency exposure on an annual basis. At December 31, 2019, the net carrying amount of our monetary assets and liabilities was €526.2 million, and we held €451.5 million denominated in U.S. Dollars, primarily related to the proceeds from the follow-on offering completed in March 2019.

A sensitivity analysis of our exposure to the U.S. Dollar based on outstanding foreign currency denominated monetary items as of December 31, 2019 shows that a strengthening of the U.S. Dollar against the Euro by 10% would increase net profit or loss and equity by €47.8 million. A 10% weakening of the U.S. Dollar against the Euro would decrease net profit or loss and equity by a similar amount.

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

We have adopted an investment policy with the primary purpose of preserving capital, fulfilling our liquidity needs and diversifying the risks associated with cash and marketable securities. This investment policy establishes minimum ratings for institutions with which we hold cash, cash equivalents and marketable securities, as well as rating and concentration limits for marketable securities that we may hold.

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

Liquidity Risk

We manage our liquidity risk by maintaining adequate cash reserves and banking facilities, and by continuously monitoring our cash forecasts and actual cash flows, and by matching the maturity profiles of financial assets and liabilities. Based on our current operating plan, we believe that our existing cash and cash equivalents as of December 31, 2019 are sufficient to meet our projected cash requirements for at least 12 months from the date of this annual report.

Critical Accounting Policies and Estimates

Our consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB. A description of our accounting policies is provided in the Accounting Policies section of the audited consolidated financial statements as of and for the years ended December 31, 2019, 2018 and 2017 included elsewhere in this annual report. In the application of our accounting policies, we are required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. In some instances, we could have reasonably used different accounting estimates, and in other instances changes in the accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ significantly from the estimates we have made. To the extent that there are material differences between these estimates and actual results, our future financial statement presentation, financial conditions, results of operations and cash flows will be affected.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision or revisions affect both current and future periods.

Critical Accounting Policies

In the application of our accounting policies, we are required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. The following are the critical judgments, apart from those involving estimates, please see below, made in the process of applying our accounting policies and that have the most significant effect on amounts recognized in our consolidated financial statements.

Revenue Recognition

We evaluate all our revenue generating transactions to ensure recognition in accordance with IFRS. Revenue is primarily generated from collaboration and license agreements, which typically involve multiple promises, and thus require significant judgments by us on certain areas including:

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

Critical judgments relating to specific revenue transactions are described below.

License Agreements

While we have not entered into new collaboration agreements with external parties since 2013, the judgments that significantly affect the determination of the amount and timing of revenue from contracts with customers relate to three license agreements, which were entered into in 2018.

Identifying Performance Obligations and Allocating Transaction Price

The three license agreements entered into with our associate Visen, grant the licensee exclusive rights to develop, manufacture, and commercialize patented product candidates in Greater China (“Territory”), including the right to grant sub-licenses to third parties. In addition to the licenses, we will deliver services and clinical supply material to be used in clinical trials within the Territory.

In determination of the performance obligations under the license agreements, we have considered the stand-alone values of the promises in the contracts, and our responsibility in the future development activities including bringing the licensed products to market in the Territory.

While licensed product candidates are all in phase 1 clinical trials or later stages of development, we have concluded that the licensee can benefit from each promise in the contract either on their own or together with readily available resources. Accordingly, licenses, development services and clinical trial supplies are all considered distinct performance obligations.

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

While licensed products are patented drug formulas, our future activities do not affect their stand-alone functionalities. Accordingly, all three licenses have been classified as “right-to-use”, with revenue recognized at the point in time, where licensee is granted access to the intellectual property.

Share-Based Payment

IFRS 2, “Share-Based Payment” requires an entity to reflect in its profit or loss and financial position the effects of share-based payment transactions, including expenses associated with transactions in which share options are granted to employees. We have granted warrants to employees, select consultants and board members under three different programs.

We use the Black-Scholes option-pricing model to value the warrants granted and critical judgments need to be exercised in determining the appropriate input to the valuation model as well as to determine the appropriate way of recognizing the expenses under IFRS 2. The Black-Scholes option-pricing model is applied with the following assumptions: (1) an exercise price equal to the estimated market price of our shares at the date of grant; (2) an expected lifetime of the warrants determined as a weighted average of the time from grant date to date of becoming exercisable and from grant date to expiry of the warrants; (3) a risk free interest rate equaling the effective interest rate on a Danish government bond with the same lifetime as the warrants; (4) no payment of dividends; and (5) a volatility for comparable companies for a historic period equaling the expected lifetime of the warrants. The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the warrants is indicative of future trends. The expected volatility has been calculated using a simple average of daily historical data of comparable publicly traded companies, as we do not have sufficient data for the volatility of our own share price.

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

Share-based payment was €37.5 million, €19.7 million and €9.7 million for the years ended December 31, 2019, 2018 and 2017, respectively.

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

Revenue Recognition - Allocation of Transaction Price to Performance Obligations

Transaction prices for our license agreements include up-front, non-refundable, non-cash consideration. Additionally, the agreements comprise separate cash remuneration for clinical supplies and development services, which approximate their stand-alone-selling prices.

For two license agreements, entered in 2018, we have allocated upfront considerations to licenses and development services, respectively. While no active market exists for the licenses, we have determined the stand-alone value of the licenses according to an approximate market approach based on readily available information, which includes estimation uncertainties.

Impairment of Goodwill

Determining whether goodwill is impaired requires an estimation of the recoverable amount, being the higher of fair value less costs of disposal or value in use, of the cash-generating units to which goodwill has been allocated. The Company is determined to be a single cash-generating unit. Accordingly, the recoverable amount is determined based on an estimation of the Company’s fair value less costs of disposal. We have determined the fair value of goodwill after taking into account the market value of our ADSs representing the enterprise value of the group enterprise as of the reporting date. No impairment loss has been recognized in 2019, 2018 or 2017. The carrying amount of goodwill as of December 31, 2019 and 2018 was €3.5 million.

Recognition of Accruals and Prepayments for Development, Manufacturing and Clinical Trial Activities

Payment terms for contractual work related to development, manufacturing and clinical trial activities do not necessarily reflect the stage of completion of the individual projects and activities. Determination of the stage of completion for ongoing activities includes estimation uncertainties as future efforts to complete the specific activity may be difficult to predict. We have reviewed all significant ongoing activities at the reporting date to determine the stage of completion compared to the invoices received and recognized accruals for any additional costs or prepayments for any invoiced costs in excess of the stage of completion. As of December 31, 2019, the consolidated statement of financial position included prepaid project costs of €5.8 million and accrued project costs of €10.5 million, compared to €11.4 million and €9.1 million, respectively, as of December 31, 2018.

Useful Lives of Property, Plant and Equipment

We review the estimated useful lives of property, plant and equipment at the end of each reporting period. We have concluded that the useful lives applied for 2019, 2018 and 2017 are appropriate.

Leases

In connection with adopting IFRS 16, the following are assessed as key assumptions concerning estimation uncertainty that have a significant risk of causing a material adjustment to the carrying amount of right-to-use assets and/or lease liabilities within the next financial year.

Lease Term

Certain lease arrangements provide us with a contractual right (not obligation) to either extend the lease after the initial term, or to terminate the lease within the enforceable lease term, i.e., periods where lessor cannot terminate the lease. Those options cover periods in the range from 1-6 years in addition to the non-cancellable periods. Based on our assessment at December 31, 2019, the lease terms reflect only the non-cancellable periods.

Incremental Borrowing Rate

Lease payments are discounted over the non-cancelable periods, applying each contract’s incremental borrowing rate. In determining incremental borrowing rates, we have considered the contracts’ specific payment profiles and relevant currencies, and applied a corresponding risk-free interest rate, credit spread, and an asset specific adjustment, if applicable. The incremental borrowing rates applied are 2.25-2.5% and 4.25-5.0% for lease contracts denominated in EUR or Danish Kroner, and U.S. Dollars, respectively.

B.	Liquidity and Capital Resources

As of December 31, 2019, we had cash and cash equivalents totaling €598.1 million. We have funded our operations primarily through issuance of our preference shares, ordinary shares and convertible debt securities and payments to us under our collaboration agreements. Our expenditures are primarily related to research and development activities and general and administrative activities to support research and development. We do not have any debt to third parties.

On February 2, 2015, we announced the closing of our initial public offering, with net proceeds of $111.5 million (or €101.4 million) after deducting underwriting commissions and offering expenses. On October 24, 2016, we completed a follow-on public offering of ADSs, with net proceeds of $111.7 million (or €102.6 million), after deducting underwriters’ commissions and offering expenses. On November 2, 2016, we completed the partial exercise of the underwriters’ option to purchase additional ADSs, with net proceeds of $15.4 million (or €14.0 million) after deducting underwriters’ commissions and offering expenses. On September 29, 2017, we completed a follow-on public offering of ADSs, with net proceeds of $126.2 million (or €106.9 million), after deducting underwriters’ commissions and offering expenses. On October 5, 2017, we completed the exercise in full of the underwriters’ option to purchase additional ADSs, with net proceeds of $19.0 million (or €16.2 million), after deducting underwriters’ commissions and offering expenses. On February 21, 2018, we completed a follow-on public offering of ADSs, with net proceeds of $210.8 million (or €171.2 million), after deducting underwriters’ commissions and estimated offering expenses. On February 22, 2018, we completed the exercise in full of the underwriters’ option to purchase additional ADSs, with net proceeds of $31.7 million (or €27.4 million) after deducting underwriters’ commissions and offering expenses. On March 5, 2019, we completed a follow-on public offering of ADSs, with net proceeds of $468.9 million (or €417.9 million), after deducting underwriters’ commissions and offering expenses. On March 14, 2019, we completed the exercise in full of the underwriters’ option to purchase additional ADSs, with net proceeds of $70.5 million (or €62.4 million), after deducting underwriters’ commissions and offering expenses. Based on our current operating plan, we believe that our existing cash and cash equivalents as of December 31, 2019 will be sufficient to meet our projected cash requirements for at least 12 months from the date of this annual report. However, our operating plan may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned. Our future funding requirements will depend on many factors, including, but not limited to:

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

Since our inception, as of December 31, 2019, we have funded our operations through the sale of €1,191.4 million of our preference shares, ordinary shares and convertible debt securities, including our IPO, follow-on offerings and exercise of warrants, and we have received aggregate gross proceeds of approximately €76.5 million from collaboration partners for up-front technology licensing fees, assignment of certain intellectual property rights and for services rendered under those agreements.

The following table summarizes our cash flows for the years ended December 31, 2019, 2018 and 2017:

	Year Ended December 31,
	2019	2018	2017
	(EUR’000)	(EUR’000)	(EUR’000)
Cash flows from/(used in) operating activities	(175,936)	(138,802)	(95,099)
Cash flows from/(used in) investing activities	(5,159)	(2,648)	(941)
Cash flows from/(used in) financing activities	493,593	203,267	124,721

Net increase in cash and cash equivalents	312,498	61,817	28,681

Cash flows from/(used in) Operating Activities

Cash flows used in operating activities for the year ended December 31, 2019 was €175.9 million compared to €138.8 million for the year ended December 31, 2018. The net loss for the year ended December 31, 2019 of €218.0 million included non-cash charges of €44.2 million, comprising share-based payment and depreciation, and non-cash net income, including net financial income and taxes, of €6.2 million. The net change in working capital contributed positively to cash flows by €4.1 million, primarily due to a net increase in trade payables and other payables of €7.5 million, and a decrease in prepayments of €4.8 million, partly offset by a decrease in deferred income of €6.0 million and an increase in receivables and deposits of €2.2 million.

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

Cash Flows used in Investing Activities

Cash flows used in investing activities for the year ended December 31, 2019 of €5.2 million were related to acquisition of property, plant and equipment, primarily equipment for use in the laboratories of our German facility and in our oncology laboratories in the U.S.

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

Cash Flows from / (used in) Financing Activities

Cash flows from financing activities for the year ended December 31, 2019 of €493.6 million were comprised of €480.3 million in net proceeds from our follow-on public offering of ADSs completed in March 2019 and €17.3 million in net proceeds from warrant exercises in April, June, September, November and December 2019, partly offset by payments on lease liabilities of €4.0 million.

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

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2019:

	Payments Due by Period
	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years	Total
	(EUR’000)
Contractual Obligations:
Lease Obligations(1)	6,191	11,153	8,603	17,605	43,552
Construction of leasehold improvements	8,523	—	—	—	8,523

Total contractual obligations	14,714	11,153	8,603	17,605	52,075

(1)

Lease Obligations primarily comprise leased offices in Denmark and the United States, and leased offices and laboratories in Germany. In accordance with IFRS 16, “Leases”, lease obligations for other than those relating to short-term leases and leases of low value assets have been recognized in the balance sheet as of December 31, 2019 as right-of-us assets included in property, plant and equipment, and as lease liabilities.

With certain suppliers, the Company has agreed minimum commitments related to manufacturing of product supply, subject to continuous negotiation and adjustments according to the individual contractual terms and conditions. Delivery of product supply is recognized when the Company obtains control of the goods.

Of other contractual commitments, the Company has entered into short term leases and leases of low value equipment and service contracts of various lengths in respect of research and development, IT- and facility related services. In addition, the Company’s lease activities establish contractual commitments in relation to non-lease components which consists of utilities, maintenance, levies, and other services. Costs relating to those commitments are recognized as services are received.

G.	Safe harbor

See “Special Note Regarding Forward-Looking Statements”.

Item 6	Directors, Senior Management and Employees

A.	Directors and Senior Management

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

Members of Our Board of Directors, Executive Board and Senior Management

Board of Directors

The following table sets forth information with respect to each of our current board members and their respective ages as of December 31, 2019. Our board of directors is divided into two classes for purposes of election. One class is elected at each annual meeting of shareholders to serve for a two-year term. Our board of directors currently consists of seven members. All board members are eligible for re-election once their term expires.

The business address of our board members is our registered office address at Tuborg Boulevard 12, DK-2900 Hellerup, Denmark.

Name of Board Member	Age	Position(s)	Term Expires
Michael Wolff Jensen, L.L.M.	48	Chairman and Senior Vice President, Chief Legal Officer	2021
Lisa Bright	52	Board Member	2021
Albert Cha, M.D., Ph.D.	47	Board Member	2020
James I. Healy, M.D., Ph.D.	54	Board Member	2021
Jan Møller Mikkelsen	60	President, Chief Executive Officer, Board Member and Executive Director	2021
Birgitte Volck, M.D., Ph.D.	57	Board Member	2020
Lars Holtug	61	Board Member	2020

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

Albert Cha, M.D., Ph.D. has served as a member of our board of directors since November 2014. In 2000, Dr. Cha joined Vivo Capital LLC, a healthcare investment firm, where he has served in various positions, most recently as a managing partner. Dr. Cha currently serves as a member of the board of directors of KalVista Pharmaceuticals, Inc. (NASDAQ: KALV) and several privately held biotechnology and medical device companies. In addition, Dr. Cha has previously served as a member of the board of directors of Aclaris Therapeutics, a publicly traded dermatology company; AirXpanders, a publicly traded women’s health medical device company; BioForm Medical, Inc., a publicly traded medical aesthetics company; Carbylan Therapeutics, a publicly traded orthopedics company, Sierra Oncology, Inc., a publicly traded oncology company, Biohaven Pharmaceutical Holding Company Ltd, a publicly traded clinical-stage biopharmaceutical company targeting neurological diseases and Menlo Therapeutics, Inc., a publicly traded late-stage biopharmaceutical company focused on the treatment of pruritus. Dr. Cha holds a B.S. and an M.S. from Stanford University and an M.D. and a Ph.D. from the University of California at Los Angeles.

James I. Healy, M.D., Ph.D. has served as a member of our board of directors since November 2014. Dr. Healy has been a General Partner of Sofinnova Investments, Inc. (formerly Sofinnova Ventures), a venture capital firm, since June 2000. Prior to June 2000, Dr. Healy held various positions at Sanderling Ventures, Bayer Healthcare Pharmaceuticals (as successor to Miles Laboratories) and ISTA Pharmaceuticals, Inc. Dr. Healy is currently on the board of directors of Ascendis Pharma A/S (Nasdaq: ASND), Coherus BioSciences, Inc. (Nasdaq: CHRS), NuCana plc (Nasdaq: NCNA), Karuna Therapeutics, Inc. (Nasdaq: KRTX), Natera, Inc. (Nasdaq: NTRA), ObsEva SA (Nasdaq: OBSV), Y-mAbs Therapeutics, Inc. (Nasdaq: YMAB) and two private companies. Previously, he served as a board member of Amarin Corporation, Auris Medical Holding AG, Edge Therapeutics, Inc., Hyperion Therapeutics, Inc., InterMune, Inc., Iterum Therapeutics plc, Anthera Pharmaceuticals, Inc., Durata Therapeutics, Inc., CoTherix, Inc., Movetis NV and several private companies. In 2011, Dr. Healy won the IBF Risk Innovator Award and was named as one of the industry’s top leading Life Science investors in 2013 by Forbes Magazine. Dr. Healy holds an M.D. and a Ph.D. in Immunology from Stanford University School of Medicine and holds a B.A. in Molecular Biology and a B.A. in Scandinavian Studies from the University of California, Berkeley. He was previously a Director on the Board of the National Venture Capital Association (NVCA) and the Board of the Biotechnology Industry Organization (BIO).

Birgitte Volck, M.D., Ph.D. has served as a member of our board of directors since May 2016. Dr. Volck has served as the President, Head of Research and Development at AVROBIO Inc., a phase 2 clinical stage gene therapy company since December 2018. From June 2016 to August 2018, Dr. Volck served as head of Research and Development, Rare Diseases for GlaxoSmithKline plc. From August 2012 to 2016, Dr. Volck served as the Chief Medical Officer and Senior Vice President of Development at Swedish Orphan Biovitrum AB, a biopharmaceutical company. From 2007 to July 2012, Dr. Volck held various positions at Amgen Inc., a biopharmaceutical company, including Executive Development Director, Bone, Neuroscience & Inflammation. Prior to Amgen, from 2004 to 2007, Dr. Volck served as Nordic Medical Director and Project Director at Genzyme A/S, a biotechnology company. From 2001 to 2004, Dr. Volck served as Head of Clinical Development and Medical Affairs at Pharmexa, a biotechnology company. From June 2019, Dr. Volck serves as a non-executive director at Soleno Therapeutics. From May 2017 to June 2018, Dr. Volck served as a non-executive director for Wilson Therapeutics AB, a biotechnology company. From May 2016 to April 2019, Dr. Volck has served as a director for TFS International, a clinical research organization. Dr. Volck received her M.D. and Ph.D. degrees from Copenhagen University, Denmark.

Lars Holtug, M.Sc. has served as a member of our board of directors since November 2018. Mr. Holtug was a partner at PricewaterhouseCoopers Statsautoriseret Revisionspartnerselskab (“PwC”) from 1993 to 2015. Mr. Holtug also currently serves as chairman of Gaming Investment A/S, a gaming solutions provider, and its 10 subsidiaries, and of MTI Caretag ApS, a company investing in healthcare technology. Previously, he was Chairman of PwC in Denmark from 2005 to 2009. From 2004 to 2015, Mr. Holtug was a member of the Danish Commercial Appeals Board (Erhvervsankenaevnet) and a board member of the Danish Company law association (Dansk Forening for Selskabsret). He was also a member of the Accounting Standards Board of the Federation of State Authorized Accountants in Denmark (Foreningen af Statsautoriserede Revisorer) from 1998 to 2002, and a member of the Auditing Standards Board from 1993 to 1998. Mr. Holtug holds an M.Sc. from Copenhagen Business School and is educated as a state authorized public accountant in Denmark.

Senior Management and Executive Board

The following table sets forth information with respect to each of the members of our senior management, their respective ages and their positions as of December 31, 2019. In addition to serving as members of our senior management, Mr. Mikkelsen and Mr. Smith currently serve as the members of our executive board. The business address of these members of our senior management is our registered office address at Tuborg Boulevard 12, DK-2900 Hellerup, Denmark.

Name	Age	Position(s)
Jan Møller Mikkelsen	60	President, Chief Executive Officer, Board Member and Executive Director
Flemming Steen Jensen	58	Senior Vice President, Product Supply
Michael Wolff Jensen, L.L.M.	48	Chairman and Senior Vice President, Chief Legal Officer
Peter Rasmussen	51	Vice President, Finance and Principal Accounting Officer
Scott T. Smith	46	Senior Vice President, Chief Financial Officer
Lotte Sønderbjerg	58	Senior Vice President, Chief Administrative Officer
Kennett Sprogøe, Ph.D.	41	Senior Vice President, Head of Innovation and Research

Thomas A. Larson	58	Senior Vice President, Chief Commercial Officer
Juha Punnonen, M.D., Ph.D.	54	Senior Vice President, Head of Oncology
Jens Sigurd Okkels	59	Senior Vice President, Product Development
Vibeke Miller Breinholt, Ph.D.	53	Senior Vice President, Nonclinical Development and Bioanalysis
Dana Pizzuti, M.D.	64	Senior Vice President, Development Operations

The following is a brief summary of the business experience of our senior management and executive board.

Jan Møller Mikkelsen founded Ascendis Pharma and has served as President and Chief Executive Officer as well as Board member since December 2007. From 2002 to 2006, Mr. Mikkelsen served as President and Chief Executive Officer of LifeCycle Pharma A/S, now Veloxis Pharmaceuticals A/S, which was a publicly traded biotechnology company. From 2000 to 2002, Mr. Mikkelsen was President of the Pharmaceutical Division of Maxygen, Inc. Prior to that, Mr. Mikkelsen co-founded proFound Pharma A/S, a biopharmaceutical company that was later acquired by Maxygen, Inc., and at proFound, he served as Co-Chief Executive Officer from 1999 to 2000. From 1988 to 1999, Mr. Mikkelsen held various positions at Novo Nordisk A/S, a global healthcare company, including Vice President of Protein Discovery. Mr. Mikkelsen currently serves as a member of the advisory board of Inspirion Delivery Technologies, a specialty pharmaceutical company. Mr. Mikkelsen received a Cand. Scient. degree in Biochemistry from the University of Odense, Denmark, and pursued his post-doctoral research at Children’s Hospital in Oakland, CA.

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

Michael Wolff Jensen, L.L.M. has served as Chairman of our board of directors since January 2008 and as our Senior Vice President, Chief Legal Officer since June 2013. In addition, Mr. Jensen served as our Acting Chief Financial Officer from May 2008 to June 2013. From October 2010 to June 2013, Mr. Jensen served as Senior Legal Advisor and Head of Partnerships (France) for the renewable business division of Dong Energy A/S, the Danish State-owned utility company. Prior to Ascendis Pharma, Mr. Jensen served as Executive Vice President & Chief Financial Officer of Veloxis Pharmaceuticals A/S, from 2003 to 2008. Prior to joining Veloxis, Mr. Jensen served as Senior Vice President & Chief Financial Officer of Genmab A/S, a publicly traded biotechnology company from 2000 to 2003. Mr. Jensen also currently serves as Chairman of the board of directors of XSpray Pharma AB, a publicly traded biotechnology company. Mr. Jensen was also elected as chairman of a Danish private sports manufacturing goods company in November 2016. Mr. Jensen received an L.L.M. degree from the University of Copenhagen.

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

Kennett Sprogøe, Ph.D. has held positions of increasing responsibility at Ascendis Pharma since December 2007, including serving as our Senior Vice President, Head of Innovation and Research since 2019, our Senior Vice President, Product Innovation since January 2016, our Vice President, Product Innovation from June 2014 to December 2015 and our Director, Portfolio Development from November 2012 to May 2014. Prior to joining Ascendis Pharma, Dr. Sprogøe conducted research at the University of Copenhagen, where he applied novel hyphenated screening technologies to expedite discovery of drug leads from natural sources. Dr. Sprogøe holds a Ph.D. in Natural Products Chemistry from the University of Copenhagen and a M.Sc. in Pharmacy from the Danish University of Pharmaceutical Sciences.

Thomas A. Larson has served as our Senior Vice President and Chief Commercial Officer since April 2019. Previously, Mr. Larson was Vice President and Chief Commercial Officer at Mitsubishi Tanabe Pharma America, a pharmaceutical company, since 2016. At Mitsubishi, he established the U.S. commercial organization and successfully launched the company’s first U.S. pharmaceutical product, Radicava®, the first amyotrophic lateral sclerosis (ALS) therapy approved in the U.S. in over 20 years. From 2013 to 2016, Mr. Larson was a member of the commercial team for Marathon Pharmaceuticals, a biopharmaceuticals company, where he helped build the commercial infrastructure. Prior to Marathon, he worked for Boehringer-lngelheim, a pharmaceutical company, and Johnson & Johnson, a consumer manufacturing company, where he launched multiple products and oversaw various sales and marketing activities focused on hospital and specialty markets. Mr. Larson began his career at Abbott Laboratories, a healthcare company, in 1985, where he worked in research and development, sales, market access and marketing roles of increasing responsibility over his 18-year tenure, including leadership positions in the commercial organization supporting orphan drug, hospital, biologics and specialty product launches. Mr. Larson holds a Bachelor of Science in Biochemistry from Northern Michigan University.

Juha Punnonen, M.D., Ph.D. has served as our Senior Vice President, Head of Oncology since September 2018. Prior to this, Dr. Punnonen served as Executive Director, Oncology Discovery Research, at Merck & Co., Inc., a pharmaceutical company, where he coordinated preclinical research and early development programs for Merck Oncology, including external clinical collaborations for Merck’s anti-PD-1 antibody, Keytruda® (pembrolizumab). Prior to his tenure at Merck, he served as CEO and Head of Research and Development at STATegics, Inc., a biotechnology company he co-founded in 2007. Prior to STATegics, Dr. Punnonen was Vice President and Head of Biology and Pharmacology at Maxygen, Inc., a company developing next-generation protein therapeutics and vaccines. He began his industry career in 1994 as a scientist with DNAX Research Institute (now Merck Research Labs), where he had done his postdoctoral training in cytokine research. His clinical experience is in internal medicine, pediatrics and medical microbiology. Dr. Punnonen received his M.D. and Ph.D. (immunology) from the University of Turku, Finland.

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

Vibeke Miller Breinholt, Ph.D. has served as our Senior Vice President of Nonclinical Development and Bioanalysis since January 2020 and Vice President of Nonclinical Development since January 2016. Dr. Breinholt has more than 15 years of experience within nonclinical development in the biopharmaceutical industry and more than seven years of experience in experimental cancer research. Prior to joining Ascendis Pharma, Dr. Breinholt served in roles of increasing responsibility at Novo Nordisk from November 2013 to December 2015, including serving as Head of Biopharm Toxicology and Safety Pharmacology, where she was responsible for overseeing more than 30 projects in early and late-stage development within diabetes, obesity, hemophilia and growth hormone deficiency. Prior to Novo Nordisk, she held positions of increasing responsibility at Genmab from October 2007 to November 2013, ending her tenure as Senior Director of Preclinical Safety and Preclinical Regulatory Affairs. While at Genmab, she led development activities across both inflammatory and immuno-oncology projects, including the regulatory documentation and strategy for first-in-human and later stage clinical trials. Dr. Breinholt began her industry career at Maxygen in October 2003, where she served as Head of Toxicology and Associate Director Regulatory affairs until October 2007. Dr. Breinholt received her M.S. and Ph.D. in Toxicology from Oregon State University within experimental cancer research and a B.S. in Bromatology from the Royal Veterinary and Agricultural University, Denmark. Dr. Breinholt also earned advanced diplomas in business administration and pharmaceutical regulatory affairs.

Dana Pizzuti, M.D. has served as our Senior Vice President of Development Operations since January 2020 and Vice President of Global Regulatory Affairs since July 2019. Dr. Pizzuti has more than 30 years of pharmaceutical industry experience in clinical development, pharmacovigilance, medical and regulatory Affairs. Prior to joining Ascendis Pharma, Dr. Pizzuti served as Senior Vice President of Regulatory Affairs, Quality and Pharmacovigilance at Theravance Biopharma, Inc., a biotechnology company, from March 2019 to July 2019 and served as Senior Vice President of Regulatory Affairs and Quality at Rigel Pharmaceuticals, a biotechnology company, from June 2017 to March 2019. Prior to Rigel, Dr. Pizzuti served as Vice President of Regulatory Affairs at Gilead Sciences, a pharmaceutical company, from March 2007 to June 2017, where she directly supervised a global regulatory department of more than 500 individuals in 33 countries and was responsible for obtaining marketing authorizations for 15 new drugs in global markets. Prior to Gilead, she served as Vice President of Global Regulatory Affairs for West Coast Pharmaceuticals at Johnson and Johnson and Vice President of Global Pharmacovigilance and Labeling at Bristol-Myers Squibb. For 10 years, she held positions of increasing responsibility in Medical Affairs at Abbott Laboratories, ending her tenure there as Vice President of Global Medical Affairs for the Pharmaceutical Products Division and Abbott International. Dr. Pizzuti began her career in industry at Hoffmann-La Roche. She received her M.D. from New York University and a B.S. in Biology (cum laude) from Yale University.

B.	Compensation

Compensation of Members of Our Board of Directors and Senior Management

During 2019, Dr. Cha received board fees in the amount of €40,218 for his membership on our board and €16,981 for his tenure on the remuneration committee and the nominating and corporate governance committee, Dr. Healy received €40,218 for his membership on our board and €17,874 for his tenure on the nominating and corporate governance committee and the audit committee, Ms. Volck received €33,720 for her membership on our board and €4,215 for her tenure on the nominating and corporate governance committee, Ms. Bright received €37,935 for her membership on our board and €13,910 for her tenure on the audit committee and the remuneration committee, and Mr. Holtug received €37,935 for his membership on our board and €22,340 for his tenure on the audit committee and the remuneration committee. Neither Messrs. Michael Wolff Jensen nor Mikkelsen received any compensation in respect of their service on the board. Their compensation under our senior management compensation program is described below.

On December 10, 2019, Dr. Cha, Dr. Healy, Dr. Volck, Ms. Bright and Mr. Holtug were each granted 7,500 warrants, in each case with an exercise price per share of $108.00 (€97.4993) and an expiration date on December 10, 2029. The aggregate grant date fair value of the warrants granted to our board members in 2019 for their services as board members was €1,655,990.

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

The aggregate compensation paid to our senior management who were employed by our company during 2019, consisting of Messrs. Jan Møller Mikkelsen, Scott T. Smith, Michael Wolff Jensen, Peter Rasmussen, Flemming Steen Jensen and Thomas A. Larson, Ms. Sønderbjerg and Drs. Leff, Sprogøe, Okkels, and Punnonen, for the fiscal year ended December 31, 2019 was approximately €21.7 million. This amount consists of: (i) short-term employee benefits including salary and other in-kind benefits of approximately €3.8 million, (ii) bonuses of €2.0 million, (iii) share-based payments of approximately €15.9 million, and (iv) post-employment and other benefits of €0.3 million. Share-based payments reflect the 2019 expenses of warrants granted in or before 2019. During 2019, the board made the following warrant grants to members of our senior management who were employed by our company during 2019:

Name	Grant Date	Shares Subject to Awards Granted	Award Exercise Price(s)		Award Expiration Date
Sigurd Okkels	April 9, 2019	90,000	$119.13	(€105.64)	April 9, 2029
Sigurd Okkels	December 10, 2019	27,000	$108.00	(€97.4993)	December 10, 2029
Dana Pizzuti	August 13, 2019	20,000	$114.96	(€102.44)	August 13, 2029
Thomas A. Larson	December 10, 2019	27,000	$108.00	(€97.4993)	December 10, 2029
Juha Punnonen	December 10, 2019	27,000	$108.00	(€97.4993)	December 10, 2029
Jan Møller Mikkelsen	December 10, 2019	120,000	$108.00	(€97.4993)	December 10, 2029
Scott T. Smith	December 10, 2019	27,000	$108.00	(€97.4993)	December 10, 2029
Michael Wolff Jensen	December 10, 2019	27,000	$108.00	(€97.4993)	December 10, 2029
Lotte Sønderbjerg	December 10, 2018	27,000	$108.00	(€97.4993)	December 10, 2029
Flemming Steen Jensen	December 10, 2019	27,000	$108.00	(€97.4993)	December 10, 2029
Kennett Sprogøe	December 10, 2019	27,000	$108.00	(€97.4993)	December 10, 2029
Peter Rasmussen	December 10, 2019	6,000	$108.00	(€97.4993)	December 10, 2029
Vibeke Miller Breinholt	December 10, 2019	6,000	$108.00	(€97.4993)	December 10, 2029

The total amount set aside or accrued by us to provide pension, retirement or similar benefits for the members of our board of directors and members of senior management for the year ended December 31, 2019 was €0.

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

The agreements with Messrs. Michael Wolff Jensen and Flemming Steen Jensen and Ms. Sønderbjerg contain a termination notice period of three months for a termination by the employee and six months for a termination by us (except that in the case of Ms. Sønderbjerg, the notice period may be no less than the notice required pursuant to the rules of the Danish Salaried Employees Act with the addition of two months). The agreement with Mr. Peter Rasmussen contains a termination notice period of one month for a termination by the employee and three months for a termination by us (except that the notice period may be no less than the notice required pursuant to the rules of the Danish Salaried Employees Act). The agreement with Dr. Sprogøe contains a termination notice period of one month for a termination by the employee and six months for a termination by us. The agreements with Drs. Okkels and Breinholt provide that the notice period may be no less than the notice required pursuant to the rules of the

Danish Salaried Employees Act, which is at any time mutually extended by both parties with two months notice to the end of a month, provided that the executive may terminate with one month’s notice in the case of certain conditions related to sickness. The agreements with certain of the foregoing senior management contain post-termination non-competition covenants that generally may last for a period of 12 months post-termination and entitle the executives to their base salary, or portion thereof, during the period.

The agreements with Messrs. Smith and Larson and Drs. Pizzuti and Punnonen provide that their employment is at-will and may be terminated by either the executive or us at any time, provided that the agreements with Mr. Larson and Drs. Pizzuti and Punnonen contain a termination notice period of 60 days for a termination by the executive. However, the agreements provide that in the event the executive is terminated by us without “cause” or he or she resigns for “good reason” (each, as defined in the agreements), the executive will be eligible to receive continued base salary during a certain severance period following termination and continued healthcare coverage until up to the end of the month in which the severance period ends. For Mr. Smith, the severance period ends on the six-month anniversary of the date of termination; for Mr. Larson and Dr. Pizzuti, the severance period ends on the later of the first anniversary of the effective date of his or her employment agreement and the six-month anniversary of the date of termination; and for Mr. Punnonen, the severance period ends on the first anniversary of the effective date of his employment agreement. In addition, for each of the executives, in the event of the executive’s termination due to disability, he or she will be eligible to receive continued base salary and healthcare coverage for 120 days following termination, and in the event of his death, we will pay his estate a lump sum amount equal to three months of his base salary.

Warrant Incentive Program

Our employees, consultants, advisors and board members are eligible to participate in our warrant incentive program. Warrants have been issued by the general meeting or by our board of directors pursuant to valid authorizations in our articles of association and the terms and conditions have, in accordance with the Danish Companies Act, been incorporated in our articles of association as in effect from time to time. Each warrant grants the holder the right to subscribe for one ordinary share against cash payment of the exercise price. The exercise price is determined by our board of directors and historically has not been less than the estimated fair value of our ordinary shares on the date of grant. Our board of directors is authorized to issue an additional 1,237,525 warrants in the period ending December 31, 2019; however, warrants cannot be issued to the extent that outstanding and non-exercised warrants issued under that authorization are equal to 20% or more of our Company’s registered share capital.

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

Vested warrants may be exercised during certain exercise periods each year. For 519,049 outstanding warrants, there are two annual exercise periods that continue for 21 days from and including the day after the publication of (i) the annual report notification—or if such notification is not published—the annual report and (ii) our interim report (six-month report). For these warrants, the last exercise period is 21 days from and including the day after the publication of our interim report for the first half of 2023. For 68,436 outstanding warrants granted in connection with our preference D financing, there are four annual exercise periods that continue for 21 days following the day of publication of (i) our interim report (three-month report); (ii) the annual report notification—or if such notification is not published—the annual report; (iii) our interim report (six-month report); and (iv) our interim report (nine-month report). For these warrants, the last exercise period is 21 days following the publication of our interim report (nine-month report) in 2023. For 5,232,726 outstanding warrants granted on or after December 18, 2015, there are four annual exercise periods; each exercise period begins two full trading days after the publication of the public release of our earnings data of a fiscal quarter and continues until the end of the second-to-last trading day in which quarter the relevant earnings release is published. The warrants granted on or after December 18, 2015 expire ten years after the grant date.

The table below sets forth information regarding outstanding warrants held by those members of our board of directors and senior management who assuming the exercise of warrants beneficially own 1% or more of our total outstanding ordinary shares as of March 1, 2020.

Name	Grant Date	Awards granted and outstanding	Awards granted and outstanding, but unvested as of March 1, 2020	Award Exercise Price(s)	Award Expiration Date
Jan Møller Mikkelsen	December 3, 2012	299,372	—	€7.9962	21 days following our interim report (six-month report) in 2023
	November 26, 2014	31,624	—	€6.4775	21 days following our interim report (nine-month report) in 2023
	December 18, 2015	217,000	—	€15.6750	December 18, 2025
	December 14, 2016	180,000	30,000	€19.4194	December 14, 2026
	December 12, 2017	200,000	83,334	€31.5995	December 12, 2027
	December 11, 2018	200,000	133,334	€54.6357	December 11, 2028
	December 10, 2019	120,000	110,000	€97.4993	December 10, 2029
James I. Healy, M.D., Ph.D.	December 18, 2015	35,000	—	€15.6750	December 18, 2025
	December 14, 2016	15,000	—	€19.4194	December 14, 2026
	December 12, 2017	15,000	—	€31.5995	December 12, 2027
	December 11, 2018	13,000	4,334	€54.6357	December 11, 2028
	December 10, 2019	7,500	6,250	€97.4993	December 10, 2029
Albert Cha, M.D., Ph.D.	December 18, 2015	35,000	—	€15.6750	December 18, 2025
	December 14, 2016	15,000	—	€19.4194	December 14, 2026
	December 12, 2017	15,000	—	€31.5995	December 12, 2027
	December 11, 2018	13,000	4,334	€54.6357	December 11, 2028
	December 10, 2019	7,500	6,250	€97.4993	December 10, 2029

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

The general meeting of shareholders must elect no fewer than three and no more than 10 members to our board of directors. The board of directors is classified into two classes as nearly equal in number as possible with respect to the duration of the term in which they severally hold office. Such classes consist of one class of directors (“Class II”) who were elected at the annual general meeting held in 2018 for a term expiring at the annual general meeting to be held 2020; and a second class of directors (“Class I”) who were elected at the annual general meeting held in 2019 for a term expiring at the annual general meeting to be held in 2021. The shareholders shall increase or decrease the number of directors, to ensure that the two classes shall be as nearly equal in number as possible; provided, however, that no decrease shall have the effect of shortening the term of any other director. At each annual general meeting beginning in 2016, the successors of the class of directors whose term expires at that meeting shall be elected to hold office for a term expiring at the annual general meeting held in the second year following the year of their election.

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

For information on current term of office and the period during which the members of our board of directors, executive board and our senior management have served in office see “Item 6A. Directors, Senior Management and Employees—Directors and Senior Management.”

D.	Employees

As of December 31, 2019, we employed 330 full-time employees, 121 of whom hold a Ph.D., M.D., or equivalent degrees. Of these full-time employees, 250 were engaged in research and development and 80 were engaged in general and administrative activities, including business and corporate development. None of our employees are represented by a labor union or covered under a collective bargaining agreement. We consider our employee relations to be good.

E.	Share Ownership

See “Item 7 A. Major Shareholders and Related Party Transactions – Major Shareholders.” Our employees are eligible to own shares of the company through a warrant incentive plan. For information on the plan, see “Item 6 B. Compensation—Warrant Incentive Program.”

Item 7	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth information relating to the beneficial ownership of our shares as of March 1, 2020, by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our outstanding ordinary shares;

•	each of our board members; and

•	each member of our senior management, including members of our executive board.

The number of shares beneficially owned by each entity, person, member of our board of directors or senior management is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to subscribe for within 60 days of March 1, 2020 through the exercise of any warrants or other rights. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares owned by that person.

The percentage of shares beneficially owned is computed on the basis of 47,985,837 ordinary shares outstanding as of March 1, 2020. Ordinary shares that a person has the right to subscribe for within 60 days of March 1, 2019 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights but are not deemed outstanding for purposes of computing the percentage ownership of any other person. Additionally, a person is considered to have the right to subscribe for ordinary shares which are subject to outstanding warrants and vested within 60 days of March 1, 2020, although such warrants may only be exercised in prescribed exercise periods. Unless otherwise indicated below, the address for each beneficial owner listed is c/o Ascendis Pharma A/S, at Tuborg Boulevard 12, DK-2900 Hellerup, Denmark.

Name and Address of Beneficial Owner	Number of Outstanding Shares Beneficially Owned	Number of Warrants Exercisable Within 60 Days	Number of Shares Beneficially Owned	Percentage of Beneficial Ownership
T. Rowe Price Associates, Inc.(1)	7,761,296	—	7,761,296	16.2%
Entities affiliated with FMR LLC(2)	4,773,953	—	4,773,953	9.9%
Entities affiliated with RA Capital Management, LLC(3)	4,185,342	—	4,185,342	8.7%
Baker Bros. Advisors LP(4)	3,390,270	—	3,390,270	7.1%
Entities affiliated with OrbiMed Private Investments V, L.P.(5)	3,287,400	—	3,287,400	6.9%

Senior Management and Board Members
Jan Møller Mikkelsen(6)	638,740	891,328	1,530,068	3.1%
Vibeke Miller Breinholt, Ph.D.(7)	—	9,292	9,292	*
Flemming Steen Jensen(8)	—	83,500	83,500	*
Michael Wolff Jensen, L.L.M.(9)	—	109,860	109,860	*
Thomas A. Larson(10)	—	38,250	38,250	*
Sigurd Okkels, Ph.D.(11)	—	24,750	24,750	*
Dana Pizzuti, M.D.(12)	—	5,833	5,833	*
Juha Punnonen, M.D., Ph.D.(13)	—	41,833	41,833	*
Scott T. Smith(14)	—	101,000	101,000	*
Kennett Sprogøe, Ph.D.(15)	30	111,000	111,030	*
Lotte Sønderbjerg(16)	—	131,308	131,308	*
Peter Rasmussen(17)	—	52,999	52,999	*
Lisa Bright(18)	—	49,707	49,707	*
Albert Cha, M.D., Ph.D.(19)	2,190,980	74,916	2,265,896	4.7%
James I. Healy, M.D., Ph.D.(20)	2,090,850	74,916	2,165,766	4.5%
Lars Holtug, M.Sc.(21)	—	13,645	13,645	*
Birgitte Volck, M.D., Ph.D.(22)	404	41,357	41,357	*

*	Indicates beneficial ownership of less than 1% of the total outstanding ordinary shares.

(1)

Consists of 7,761,296 ordinary shares and ADSs held by T. Rowe Price Associates, Inc. (“Price Associates”) as reported on Schedule 13G filed on February 14, 2020 by Price Associates. Price Associates, may be deemed to have sole power to vote over 2,374,324 shares and sole power to dispose of 7,761,296 shares. The address of Price Associates is 100 E. Pratt Street, Baltimore, Maryland 21202.

(2)

Consists of an aggregate of 4,773,953 ordinary shares and ADSs beneficially owned, or that may be deemed to be beneficially owned, by FMR LLC, certain of its affiliates and other companies as reported on Amendment No. 4 to Schedule 13G filed on February 7, 2020 by FMR LLC. Abigail P. Johnson is a Director, the Chairman and the Chief Executive Officer of FMR LLC. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act (“Fidelity Funds”) advised by Fidelity Management & Research Company (“FMR Co”), a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds’ Boards of Trustees. Fidelity Management & Research Company carries out the voting of the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees. FMR LLC has its principal business office at 245 Summer Street, Boston, MA 02210.

(3)

Consists of 3,492,794 ADSs held by RA Capital Healthcare Fund, L.P. (the “RA Fund”) and 692,548 ADSs held in a separately managed account (the “RA Account”) as reported by Amendment No. 8 to Schedule 13G filed with the SEC on February 14, 2020. RA Capital Healthcare Fund GP, LLC is the general partner of the RA Fund. The general partner of RA Capital Management, L.P. (“RA Capital”) is RA Capital Management GP, LLC, of which Peter Kolchinsky and Rajeev Shah are the controlling persons. RA Capital serves as investment adviser for the RA Fund and the RA Account and may be deemed a beneficial owner of the shares held by the RA Fund and the RA Account. The RA Fund has delegated to RA Capital the sole power to vote and the sole power to dispose of all securities held in the RA Fund’s portfolio. The RA Fund, RA Capital, Mr. Kolchinsky and Mr. Shah disclaim beneficial ownership of the shares described herein. The address of the RA Fund, the RA Capital, Mr. Kolchinsky and Mr. Shah is c/o RA Capital Management, L.P., 200 Berkeley Street, 18th Floor, Boston, MA 02116.

(4)

Consists of (i) 3,128,395 ordinary shares and ADSs held by Baker Brothers Life Sciences, L.P. and (ii) 261,875 ordinary shares and ADSs held by 667, L.P. (together with Baker Brothers Life Sciences, L.P., the “Funds”) as reported on Amendment No. 2 to Schedule 13G filed on February 14, 2020 by Baker Bros. Advisors LP (the “Adviser”), Baker Bros. Advisors (GP) LLC (the “Adviser GP”), Felix J. Baker and Julian C. Baker (collectively, “Baker Bros.”). Pursuant to the management agreements, as amended, among the Adviser, the Funds and their respective general partners, the Funds’ respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power of the securities held by the Funds, and thus the Adviser has complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments. The Adviser GP, Felix J. Baker and Julian C. Baker as principals of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities directly held by the Funds and may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of such securities. The address of Baker Bros. is c/o Baker Bros. Advisors LP, 860 Washington Street, 3rd Floor, New York, NY 10014.

(5)

Consists of (i) 2,950,900 ADSs held by OrbiMed Private Investment V, LP (“OPI V”), (ii) 61,000 ADSs held by OrbiMed Global Healthcare Master Fund, L.P. (“OGH”), (iii) 154,000 ADSs held by OrbiMed Partners Master Fund Limited (“OrbiMed Master Fund”), and (iv) 121,500 ADSs held by The Worldwide Healthcare Trust Plc (“WWH”) as reported by Amendment No. 12 to Schedule 13D filed with the SEC on August 14, 2019. OrbiMed Advisors LLC (“OrbiMed Advisors”) is the sole managing member of GP V, which is the sole general partner of OPI V. OrbiMed Advisors is the investment advisor to OGH. OrbiMed Capital LLC (“OrbiMed Capital”) acts as the investment advisor to OrbiMed Master Fund and is the portfolio manager to WWH. OrbiMed Advisors exercises investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho and Jonathan T. Silverstein, each of whom disclaims beneficial ownership of such shares held by OPI V and OGH. OrbiMed Capital exercises investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho and Jonathan T. Silverstein, each of whom disclaims beneficial ownership of such shares held by OrbiMed Master Fund and WWH. By virtue of such relationships, GP V, OrbiMed Advisors, Mr. Gordon, Mr. Borho and Mr. Silverstein may be deemed to have voting and investment power with respect to the shares held by OPI V and OGH and may be deemed to have beneficial ownership of such shares. By virtue of such relationships, OrbiMed Capital, Mr. Gordon, Mr. Borho and Mr. Silverstein may be deemed to have voting and investment power with respect to the shares held by OrbiMed Master Fund and WWH and may be deemed to have beneficial ownership of such shares. The address of OPI V, OGH, GP V, OrbiMed Advisors, OrbiMed Capital, OrbiMed Master Fund, WWH, Mr. Gordon, Mr. Borho and Mr. Silverstein is 601 Lexington Avenue, 54th Floor, New York, NY 10022.

(6)

Consists of (i) 638,740 ordinary shares held by Mr. Mikkelsen and (ii) 891,328 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of March 1, 2020 by Mr. Mikkelsen. Does not reflect the transfer of shares to the spouse of Mr. Mikkelsen, which is expected to occur in connection with a separation which may be completed in 2020.

(7)	Consists of 9,292 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of March 1, 2020 by Dr. Breinholt.
(8)	Consists of 83,500 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of March 1, 2020 by Mr. Jensen.
(9)	Consists of 109,860 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of March 1, 2020 by Mr. Jensen.
(10)	Consists of 38,250 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of March 1, 2020 by Mr. Larson.
(11)	Consists of 24,750 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of March 1, 2020 by Dr. Okkels.
(12)	Consists of 5,833 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of March 1, 2020 by Dr. Pizzuti.
(13)	Consists of 41,833 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of March 1, 2020 by Dr. Punnonen.
(14)	Consists of 101,000 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of March 1, 2020 by Mr. Smith.
(15)

Consists of (i) 111,000 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of March 1, 2020 by Dr. Sprogøe and (ii) 30 ADSs held by family members of Dr. Sprogøe.

(16)	Consists of 131,308 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of March 1, 2020 by Ms. Sønderbjerg.
(17)	Consists of 52,999 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of March 1, 2020 by Mr. Rasmussen.
(18)	Consists of 49,707 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of March 1, 2020 by Ms. Bright.
(19)

Consists of (i) 74,916 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of March 1, 2020 by Dr. Cha, (ii) an aggregate of 1,760,739 ordinary shares and ADSs held by Vivo Ventures Fund VII, L.P. (“Vivo VII LP”), (iii) an aggregate of 38,373 ordinary shares and ADSs held by Vivo Ventures VII Affiliates Fund, L.P. (“Vivo VII Affiliates LP”), and (iv) an aggregate of 391,868 ordinary shares and ADSs held by Vivo Opportunity Fund, L.P. (“Vivo Opportunity LP”). Vivo Ventures VII, LLC is the general partner of each of Vivo VII LP and Vivo VII Affiliates LP and may be deemed to have shared power to vote and shared power to dispose of the shares directly owned by Vivo VII LP and Vivo VII Affiliates LP. Vivo Opportunity, LLC is the general partner of Vivo Opportunity LP and may be deemed to have shared power to vote and shared power to dispose of the shares directly owned by Vivo Opportunity LP. The managing members of Vivo Ventures VII, LLC are Drs. Albert Cha, Edgar Engleman, Frank Kung, Chen Yu and Mr. Shan Fu and may be deemed to have shared voting and dispositive power over the shares directly owned by Vivo VII LP and Vivo VII Affiliates LP. The managing members of Vivo Opportunity, LLC are Drs. Albert Cha, Frank Kung, Gaurav Aggarwal and Mrs. Shan Fu and Michael Chang and may be deemed to have shared voting and dispositive power over the shares directly owned by Vivo Opportunity LP. The address for each of Vivo VII LP, Vivo VII Affiliates LP and Vivo Opportunity LP is c/o 192 Lytton Avenue, Palo Alto, CA 94301.

(20)

Consists of (i) 74,916 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of March 1, 2020 by Dr. Healy, (ii) 2,080,800 ordinary shares and ADSs held by Sofinnova Venture Partners IX, L.P. (“SVP IX”) and (iii) 10,050 ordinary shares and ADSs held by Sofinnova Management IX, L.L.C. (“SM IX”). SM IX is the general partner of SVP IX and may be deemed to have sole power to vote and sole power to dispose of shares directly owned by SVP IX. Dr. James I. Healy, and Michael Powell, the managing members of SM IX, may be deemed to have shared voting and dispositive power over the shares directly owned by each of SVP IX and SM IX. Each of Dr. Healy and Mr. Powell disclaim beneficial ownership over the shares held by SVP IX and SM IX, except to the extent of their pecuniary interests therein. The address of SVP IX is c/o Sofinnova Ventures, Inc., 3000 Sand Hill Road, Bldg. 4, Suite 250, Menlo Park, California 94025.
(21)	Consists of 13,645 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of March 1, 2020 by Dr. Holtug.
(22)	Consists of (i) 41,357 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of March 1, 2020 by Dr. Volck and (ii) 404 ADSs held by family members of Dr. Volck.

Record holders

As of March 1, 2020, assuming that all of our ordinary shares represented by ADSs are held by residents of the United States, approximately 98.7% of our outstanding ordinary shares were held in the United States by four holders of record and 1.3% of our outstanding ordinary shares were held outside of the United Stated by one holder of record. At such date, there were outstanding 46,154,279 ADSs, each representing one of our ordinary shares, and in the aggregate representing 96.2% of our outstanding ordinary shares. At such date, there were five holders of record registered with the Bank of New York Mellon, depositary of the ADSs. The actual number of holders is greater than these numbers of record holders and includes beneficial owners whose ADSs are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.

B.	Related Party Transactions

The following is a description of related party transactions we have entered into since January 1, 2019 with any of our board members, our senior management, the owners of more than five percent of our share capital, and any other related parties.

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

Visen Pharmaceuticals

We have provided research and development activities to Visen under our Rights Agreements which will be reimbursed by Visen. Further, we have provided product supply to Visen under our clinical supply agreement for use in conducting clinical trials in Greater China.

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

See Note 21 to the audited consolidated financial statements included elsewhere in this annual report.

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

Authorizations to Our Board of Directors

As of the date of this Form 20-F, our board of directors is authorized to increase the share capital as follows:

•

Our board of directors is authorized to increase our share capital by up to 9,000,000 shares without pre-emptive subscription rights for existing shareholders in connection with cash contributions, debt conversion and contributions in kind, provided, however, that the capital increases are carried out at market value. This authorization is valid until May 28, 2024.

•

Our board of directors is authorized to increase our share capital by up to 9,000,000 shares with pre-emptive subscription rights for existing shareholders in connection with cash contributions, provided, however, that the capital increases are carried out at market value. This authorization is valid until May 28, 2024.

•

Our board of directors is authorized to issue an additional 1,237,525 warrants and to increase our share capital by up to 1,237,525 shares without pre-emptive subscription rights for existing shareholders in connection with the exercise, if any, of said warrants and to determine the terms and conditions thereof. Our board of directors cannot issue warrants pursuant to this authorization to the extent that already issued and still outstanding warrants under this authorization amount to 20% or more of our share capital. This authorization is valid until May 28, 2023.

•

Our board of directors is, without pre-emptive rights for the existing shareholders, authorized to obtain loans against issuance of convertible notes which confer the right to subscribe up to 9,000,000 shares. The convertible notes shall be offered at a subscription price and a conversion price that correspond in aggregate to at least the market price of the shares at the time of the decision of our board of directors to issue the convertible notes. The loans shall be paid in cash and our board of directors shall determine the terms and conditions for the convertible notes. This authorization is valid until May 28, 2024.

•

Our board of directors is authorized at one or more times to increase the Company’s share capital in favor of its employees and the employees of its subsidiaries with up to nominal DKK 500,000 without pre-emptive subscription rights for the Company’s shareholders. This authorization is valid until May 23, 2021.

If our board of directors exercises its authorizations in full, and all warrants and convertible debt instruments are exercised fully (not including already issued warrants), then our share capital will amount to 76,723,362 shares consisting of 76,723,362 shares with a nominal value of DKK 1 each.

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

Summary of Provisions Regarding the Board of Directors and the Executive Board

Pursuant to our articles of association, our board of directors shall be elected by our shareholders at the general meeting and shall be composed of not less than three and no more than 10 members. With respect to the duration of the term which our board members severally hold office, the board of directors is classified into two classes as nearly equal in number as possible. Such classes consist of one class of directors (“Class II”) who were elected at the annual general meeting held in 2018 for a term expiring at the annual general meeting to be held in 2020; and a second class of directors (“Class I”) who were elected at the annual general meeting held in 2019 for a term expiring at the annual general meeting to be held in 2021. The shareholders shall increase or decrease the number of directors, in order to ensure that the two classes shall be as nearly equal in number as possible; provided, however, that no decrease shall have the effect of shortening the term of any other director. At each annual general meeting, the successors of the class of directors whose term expires at that meeting shall be elected to hold office for a term expiring at the annual general meeting held in the second year following the year of their election. Board members must retire from the board of directors at the annual general meeting following their 75th birthday. Board members are not required to own any shares of our share capital.

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

Sale of the ADSs (Individuals)

Gains from the sale of shares are taxed as share income at a rate of 27% on the first DKK 55,300 (for cohabiting spouses, a total of DKK 110,600) and at a rate of 42% on share income exceeding DKK 55,300 (for cohabiting spouses over DKK 110,600). Such amounts are subject to annual adjustments and include all share income (i.e., all capital gains and dividends derived by the individual or cohabiting spouses, respectively).

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

Capital gains from the sale of Taxable Portfolio Shares are taxable at a rate of 22% irrespective of ownership period. Losses on such shares are generally deductible. Gains and losses on Taxable Portfolio Shares admitted to trading on a regulated market are taxable according to the mark-to-market principle (in Danish “lagerprincippet”).

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

The actual withholding tax rate is as a starting point 27%, while it can be reduced (0%, 15.4%, 22%) if certain requirements are met. A claim for repayment can be made within 2 months or the excess tax will offset the corporation income tax for the year. The statute of limitation is 3 years.

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

Material U.S. Federal Income Tax Consequences to U.S. Holders

The following discussion describes the material U.S. federal income tax consequences to U.S. Holders (as defined below) under present law of an investment in the ADSs. The effects of any applicable state or local laws, or other U.S. federal tax laws such as estate and gift tax laws, the alternative minimum tax, or the Medicare contribution tax on net investment income, are not discussed. This summary applies only to investors who hold the ADSs as capital assets (generally, property held for investment) and who have the U.S. dollar as their functional currency. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, U.S. Treasury regulations promulgated thereunder, judicial decisions, published rulings and administrative pronouncements of the U.S. Internal Revenue Service, or the IRS, and the income tax treaty between the United States and Denmark, or the Treaty, all as in effect as of the date of this annual report. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The following discussion does not address all U.S. federal income tax consequences relevant to a holder’s particular circumstances or to holders subject to particular rules, including:

•	U.S. expatriates and certain former citizens or long-term residents of the United States;

•	persons whose functional currency is not the U.S. dollar;

•	persons holding the ADSs as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions;

•	real estate investment trusts or regulated investment companies;

•	brokers, dealers or traders in securities, commodities or currencies;

•	partnerships, S corporations or other entities or arrangements treated as partnerships or pass-through entities for U.S. federal income tax purposes;

•	tax-exempt organizations or governmental organizations;

•	persons who acquired the ADSs pursuant to the exercise of any employee share option or otherwise as compensation;

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

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of the ADSs that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (1) is subject to the supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect under U.S. Treasury Regulations to be treated as a United States person for U.S. federal income tax purposes.

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

Passive Foreign Investment Company

Based on the market price of the ADSs and the value and composition of our income and assets, we do not believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2019. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you we will not be a PFIC for any taxable year. A non-U.S. corporation is considered a PFIC for any taxable year if either:

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

If we are a PFIC for any year during which you hold the ADSs, we generally will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold the ADSs, regardless of whether we continue to meet the income or asset tests described above, unless we cease to be a PFIC and you make a “deemed sale” election with respect to the ADSs you hold. If such election is made, you will be deemed to have sold the ADSs you hold at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain from such deemed sale would be subject to the consequences described below. After the deemed sale election, the ADSs with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.

For each taxable year we are treated as a PFIC with respect to you, you will be subject to special tax rules with respect to any “excess distribution” (as defined below) you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs will be treated as an “excess distribution.” Under these special tax rules, if you receive any “excess distribution” or realize any gain from a sale or other disposition of the ADSs:

•	the “excess distribution” or gain will be allocated ratably over your holding period for the ADSs,

•	the amount allocated to the current taxable year, and any taxable year before the first taxable year in your holding period in which we were a PFIC, will be treated as ordinary income, and

•

the amount allocated to each other year will be subject to the highest income tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

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

Fees and Expenses

Pursuant to the terms of the deposit agreement, the holders of ADSs will be required to pay the following fees:

Persons depositing or withdrawing ordinary shares or ADSs must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	● Issue of ADSs, including issues resulting from a distribution of ordinary shares or rights or other property
● Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
$0.05 (or less) per ADS	● Any cash distribution to you
A fee equivalent to the fee that would be payable if securities distributed to you had been ordinary shares and the shares had been deposited for issue of ADSs	● Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to you
$0.05 (or less) per ADS per calendar year	● Depositary services
Registration or transfer fees	● Transfer and registration of ordinary shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	● Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)
● Converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, share transfer taxes, stamp duty or withholding taxes	● As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	● As necessary

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

Our chief executive officer and principal financial and accounting officers, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of December 31, 2019, have concluded that based on the evaluation of these controls and procedures required by Rule 13a-15(b) of the Exchange Act, our disclosure controls and procedures were effective.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2019. This assessment was performed under the directions and supervision of our Chief Executive Officer and our principal financial and accounting officers and based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission.

A material weakness is a control deficiency, or a combination of control deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected. These control deficiencies could result in a misstatement of the financial statement accounts or related disclosures that would result in a material misstatement in the annual or interim consolidated financial statements that would not be prevented or detected on a timely basis. Based on management’s assessment of those criteria, management has concluded that the design and operating effectiveness of our internal control over financial reporting was effective as of December 31, 2019.

The effectiveness of the Company’s internal control over financial reporting has been audited by Deloitte Statsautoriseret Revisionspartnerselskab, our independent registered public accounting firm, as stated in their report on the Company’s internal control over financial reporting as of December 31, 2019, which is included under Item 15C, below.

C.	Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2019 has been audited by Deloitte Statsautoriseret Revisionspartnerselskab, an independent registered public accounting firm, as stated in their report, which appears in Item 18 on page F-4.

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

	Year ended December 31, 2019		Year ended December 31, 2018
	EUR’000%		EUR’000%
Audit Fees	700	99%	693	92%
Audit-related Fees	—	—	—	—
Tax Fees	7	1%	—	—
All Other Fees	—	—	62	8%

Total	707	100%	755	100%

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

Pre-Approval Policies and Procedures for Non-Audit Services

Our Audit Committee has adopted a policy pursuant to which we will not engage our auditors to perform any non-audit services unless the audit committee pre-approves the service.

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

ASCENDIS PHARMA A/S

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Ascendis Pharma A/S

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Ascendis Pharma A/S and subsidiaries (the “Company”) as of December 31, 2019 and 2018, the related consolidated statements of profit or loss and other comprehensive income, the consolidated statements of changes in equity, and the consolidated cash flow statements for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 2, 2020, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Change in Accounting Principle

As discussed in Note 2 to the financial statements, the Company has changed its method of accounting for leases from January 1, 2019 due to adoption of International Financial Reporting Standard 16 Leases.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Prepayment and Trade Payables - Clinical Trial Accruals — Refer to Notes 2 and 3 to the financial statements

Critical Audit Matter Description

The Company recognises the costs that it incurs for clinical trial activities as research and development expenses based on its evaluation of its vendors’ progress toward completion of specific tasks. Payment timing may differ significantly from the period in which the costs are recognised as expense, resulting in clinical trial accruals or prepaid expenses recognised within Prepayments or Trade Payables in the Statement of Financial Position.

In estimating the vendors’ progress toward completion of specific tasks, the Company uses data such as patient enrollment, clinical site activations or vendor information of actual costs incurred. This data is obtained through reports from or discussions with Company personnel and outside service providers as to the progress or state of completion of trials, or the completion of services. Costs that are paid in advance are deferred as a prepaid expense and amortised over the service period as the services are provided. Costs for services provided yet have not been paid are recognised as accruals.

We identified clinical trial accruals as a critical audit matter due to the number of ongoing clinical trial activities, the subjectivity involved in estimating clinical trial accruals, and because auditing the clinical trial accruals involves judgement in assessing the progress of the research and development activities relative to the costs incurred.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to clinical trial accruals and related accounts included the following, among others:

•	We tested the effectiveness of controls over clinical trial accruals;

•	We obtained and read selected research and collaboration agreements, as well as amendments thereto;

•

We evaluated publicly available information (such as press releases and investor presentations) and board of directors’ materials regarding the status of clinical trial activities and compared this information to the judgements applied in recording the accruals and prepaid expenses;

•

For a selection of contracts, we compared the amount of accrual or prepaid expenses at the end of the prior period to current year activity and evaluated the appropriateness of the Company’s estimation methodology; and

•	We made selections of specific amounts recognised as research and development expense as well as those recognised as accrued and prepaid expenses and performed the following procedures:

•	Assessed management’s estimate of the vendor’s progress with Company clinical operations personnel;

•

Obtained the related statement of work, purchase order, or other supporting documentation (such as communications between the Company and vendors) and evaluated management’s judgments compared to the evidence obtained; and

•	Obtained the listing of all contracts related to research and development expenses to evaluate the completeness of accruals and prepaid expenses.

Deloitte Statsautoriseret Revisionspartnerselskab

CVR no. 33963556

/s/ Sumit Sudan	/s/ Lars Hansen
State Authorised Public Accountant	State Authorised Public Accountant

Copenhagen, Denmark

April 2, 2020

We have served as the Company’s auditor since 2007.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Ascendis Pharma A/S

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Ascendis Pharma A/S and subsidiaries (the “Company”) as of December 31, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2019, of the Company and our report dated April 2, 2020, expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the Company’s change in its method of accounting for leases from January 1, 2019 due to the adoption of International Financial Reporting Standard 16 Leases.

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

Deloitte Statsautoriseret Revisionspartnerselskab

CVR no. 33963556

/s/ Sumit Sudan	/s/ Lars Hansen
State Authorised Public Accountant	State Authorised Public Accountant

Copenhagen, Denmark

April 2, 2020

Consolidated Statements of Profit or Loss and Other Comprehensive Income for the Years Ended December 31

	Notes	2019	2018	2017
		(EUR’000)
Revenue	4	13,375	10,581	1,530
Research and development costs		(191,621)	(140,281)	(99,589)
General and administrative expenses		(48,473)	(25,057)	(13,482)

Operating profit/(loss)		(226,719)	(154,757)	(111,541)
Share of profit/(loss) of associate	11	(8,113)	(321)	—
Finance income	7	17,803	24,714	923
Finance expenses	7	(1,221)	(127)	(13,756)

Profit/(loss) before tax		(218,250)	(130,491)	(124,374)
Tax on profit/(loss) for the year	8	234	394	477

Net profit/(loss) for the year		(218,016)	(130,097)	(123,897)

Other comprehensive income/(loss)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations		(37)	17	65

Other comprehensive income/(loss) for the year, net of tax		(37)	17	65

Total comprehensive income/(loss) for the year, net of tax		(218,053)	(130,080)	(123,832)

Profit/(loss) for the year attributable to owners of the Company		(218,016)	(130,097)	(123,897)
Total comprehensive income/(loss) for the year attributable to owners of the Company		(218,053)	(130,080)	(123,832)

		EUR	EUR	EUR
Basic and diluted earnings/(loss) per share		(4.69)	(3.17)	(3.68)

Number of shares used for calculation (basic and diluted) (1)		46,506,862	41,085,237	33,626,305

(1)

A total of 5,820,211 warrants outstanding as of December 31, 2019 (a total of 5,611,629 warrants and 4,621,154 warrants outstanding as of December 31, 2018 and 2017, respectively) can potentially dilute earnings per share in the future but have not been included in the calculation of diluted earnings per share because they are antidilutive for the periods presented.

Consolidated Statements of Financial Position as of December 31,

	Notes	2019	2018
		(EUR’000)
Assets
Non-current assets
Intangible assets	9	3,495	3,495
Property, plant and equipment	10	45,069	4,325
Investment in associate	11	15,538	17,083
Deposits	17	1,463	1,158

		65,565	26,061

Current assets
Receivable from associate	11, 17	804	—
Trade receivables	17	—	6
Other receivables		3,136	1,775
Prepayments		7,648	12,415
Income taxes receivable		1,473	849
Cash and cash equivalents	17	598,106	277,862

		611,167	292,907

Total assets		676,732	318,968

Equity and liabilities
Equity
Share capital	12	6,443	5,659
Distributable equity	13	590,671	274,391

Total equity		597,114	280,050

Non-current liabilities
Lease liabilities	14	30,720	—
Other payables		908	—

		31,628	—

Current liabilities
Lease liabilities	14	5,899	—
Contract liabilities	15	858	6,902
Trade payables	17	27,765	19,740
Other payables		13,349	12,267
Income taxes payable		119	9

		47,990	38,918

Total liabilities		79,618	38,918

Total equity and liabilities		676,732	318,968

Consolidated Statements of Changes in Equity

		Distributable Equity (EUR ‘000)
	Share Capital	Share Premium	Foreign Currency Translation Reserve	Share-based Payment Reserve	Accumulated Deficit	Total
Equity at January 1, 2017	4,354	298,567	(79)	13,084	(139,313)	176,613

Loss for the year	—	—	—	—	(123,897)	(123,897)
Other comprehensive loss, net of tax	—	—	65	—	—	65

Total comprehensive income/(loss)	—	—	65	—	(123,897)	(123,832)
Share-based payment (Note 6)	—	—	—	9,709	—	9,709
Capital increase	613	132,496	—	—	—	133,109
Cost of capital increase	—	(8,388)	—	—	—	(8,388)

Equity at December 31, 2017	4,967	422,675	(14)	22,793	(263,210)	187,211

Loss for the year	—	—	—	—	(130,097)	(130,097)
Other comprehensive loss, net of tax	—	—	17	—	—	17

Total comprehensive income/(loss)	—	—	17	—	(130,097)	(130,080)
Share-based payment (Note 6)	—	—	—	19,652	—	19,652
Capital increase	692	215,693	—	—	—	216,385
Cost of capital increase	—	(13,118)	—	—	—	(13,118)

Equity at December 31, 2018	5,659	625,250	3	42,445	(393,307)	280,050

Loss for the year	—	—	—	—	(218,016)	(218,016)
Other comprehensive loss, net of tax	—	—	(37)	—	—	(37)

Total comprehensive income/(loss)	—	—	(37)	—	(218,016)	(218,053)
Share-based payment (Note 6)	—	—	—	37,486	—	37,486
Capital increase	784	528,548	—	—	—	529,332
Cost of capital increase	—	(31,701)	—	—	—	(31,701)

Equity at December 31, 2019	6,443	1,122,097	(34)	79,931	(611,323)	597,114

Consolidated Cash Flow Statements for the year Ended December 31

	2019	2018	2017
	(EUR’000)
Operating activities
Net profit/(loss) for the year	(218,016)	(130,097)	(123,897)
Reversal of non-cash consideration regarding revenue	(6,522)	(10,508)	—
Reversal of share of profit/(loss) of associate	8,113	321	—
Reversal of finance income	(17,803)	(24,714)	(923)
Reversal of finance expenses	1,221	127	13,756
Reversal of tax charge	(234)	(394)	(477)
Adjustments for:
Share-based payment	37,486	19,652	9,709
Depreciation and amortization	6,689	880	734
Changes in working capital:
Deposits	(305)	(865)	(25)
Receivables	(1,877)	(183)	(671)
Prepayments	4,766	(5,508)	(4,945)
Trade payables and other payables	7,530	8,262	10,755
Contract liabilities (deferred income)	(6,044)	—	(94)

Cash flows generated from/(used in) operations	(184,996)	(143,027)	(96,078)
Finance income received	10,056	4,020	923
Finance expenses paid	(717)	(127)	(97)
Income taxes received/(paid)	(279)	332	153

Cash flows from/(used in) operating activities	(175,936)	(138,802)	(95,099)

Investing activities
Acquisition of property, plant and equipment	(5,159)	(2,648)	(941)

Cash flows from/(used in) investing activities	(5,159)	(2,648)	(941)

Financing activities
Finance lease liabilities	(4,038)	—	—
Capital increase	529,332	216,385	133,109
Cost of capital increase	(31,701)	(13,118)	(8,388)

Cash flows from/(used in) financing activities	493,593	203,267	124,721

Increase/(decrease) in cash and cash equivalents	312,498	61,817	28,681

Cash and cash equivalents at January 1	277,862	195,351	180,329
Effect of exchange rate changes on balances held in foreign currencies	7,746	20,694	(13,659)

Cash and cash equivalents at December 31	598,106	277,862	195,351

Restricted cash included in cash and cash equivalents	5,776	5,566	63

Note 1—General Information

Ascendis Pharma A/S, together with its subsidiaries, is a biopharmaceutical company applying its innovative TransCon technologies to build a leading, fully integrated biopharmaceutical company. Ascendis Pharma A/S was incorporated in 2006 and is headquartered in Hellerup, Denmark. Unless the context otherwise requires, references to the “Company,” “we,” “us,” and “our”, refer to Ascendis Pharma A/S and its subsidiaries.

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

The Company’s Board of Directors approved these consolidated financial statements on April 1, 2020.

Note 2—Summary of Significant Accounting Policies

Basis of Preparation

The consolidated financial statements are prepared in accordance with the International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and as adopted by the European Union, or EU.

The accounting policies applied when preparing the consolidated financial statements are described in detail below and are applied for all entities. Unless otherwise stated under the section “Changes in Accounting Policies and Disclosures” below, these policies have been applied consistently to all years presented. Significant accounting judgements and estimates used when exercising the accounting policies are described in Note 3.

Our consolidated financial statements have been prepared under the historical cost convention, apart from certain financial instruments that are measured at fair value at initial recognition.

Changes in Accounting Policies and Disclosures

Adoption of IFRS 16 “Leases”

As of January 1, 2019, the Company has adopted IFRS 16, “Leases” (“IFRS 16”). IFRS 16 requires, with a few exceptions, lessees to recognize assets (“right-of-use assets”) and liabilities for most leases. Accordingly, lease payments under most contracts previously classified as operating leases, will be recognized over the non-cancellable lease period as depreciation included in research and development costs and general and administrative expenses, and as interest expenses included in finance expenses. Previously, lease payments under all operating leases were recognized as either research and development costs or general and administrative expenses.

We have implemented IFRS 16 by applying the modified retrospective approach. Accordingly, no comparative information is restated. The lease liability and corresponding right-of-use assets is measured at the present value of the remaining lease payments, discounted using an estimated incremental borrowing rate at January 1, 2019.

In connection with the transition to IFRS 16, we have reviewed our operating lease agreements’ contractual terms including the lease payment structure. Fixed payments, and variable lease payments that depend on an index or a rate, are included in lease payments, whereas variable lease payments and payments related to non-lease components are excluded.

For lease arrangements other than those relating to short-term leases and leases of low value assets, lease liabilities have been determined according to the fixed lease payments and variable lease payments that depend on an index or a rate in the non-cancellable periods, discounted by the incremental borrowing rate. Accordingly, at January 1, 2019, we have recognized a lease liability of €17.7 million. For short-term leases and leases of low value assets, lease payments are recognized on a straight-line basis over the lease term in the consolidated statement of profit or loss as research and development costs or as general and administrative expenses, as appropriate.

Operating lease commitments under IAS 17 “Leases”, and as disclosed for the annual reporting period ended December 31, 2018 was €19.6 million. The transition to the lease liabilities recognized in the consolidated financial position at January 1, 2019, in accordance with IFRS 16, is summarized below:

(EUR ‘000)
Operating lease commitments as per December 31, 2018	19,627
Short-term contracts and low value assets	(169)

Undiscounted, operating lease commitments as per January 1, 2019	19,458

Lease liabilities discounted by incremental borrowing rates as per January 1, 2019	17,700

At January 1, 2019, right-of-use assets of €18.4 million, which include prepaid leases, were recognized as property, plant and equipment.

The transition to IFRS 16 at January 1, 2019 had no impact on accumulated deficits.

Other New and Amended Standards and Interpretations

Several other amendments to and interpretations of IFRS apply for the first time in 2019, but do not have an impact on the accounting policies applied by the Company. Thus, except for the adoption of IFRS 16, the accounting policies applied when preparing these consolidated financial statements have been applied consistently to all the periods presented, unless otherwise stated.

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

On initial recognition, assets and liabilities are measured at cost or at fair value, depending on the classification of the items. Measurement subsequent to initial recognition is affected as described below for each financial statement item. Events that arise before the time of presentation of the consolidated financial statements and that confirm or invalidate affairs and conditions existing at the consolidated financial statements date are considered. Financial statement items affected by those events are adjusted if those events provide evidence of conditions that existed at the consolidated financial statements date.

Income is recognized in the consolidated statements of profit or loss when earned, whereas costs are recognized by the amounts attributable to the financial year.

Basis of Consolidation

The consolidated financial statements include our parent company, Ascendis Pharma A/S, and all enterprises over which the parent company has control. We control an enterprise when we are exposed to, or have rights to, variable returns from our involvement with the enterprise and have the ability to control those returns through our power over the entity. Accordingly, the consolidated financial statements include Ascendis Pharma A/S and the subsidiaries listed in Note 19.

Consolidation Principles

The consolidated financial statements comprise the parent company and its subsidiaries at December 31, 2019. Subsidiaries, which are enterprises where we have control at the reporting date, are fully consolidated from the date upon which control is transferred to us. They are deconsolidated from the date control ceases.

We reassess whether the parent company controls an enterprise if facts and circumstances indicate that there are changes to one or more of the three elements of control, respectively:

•	The contractual arrangement(s) with the other vote holders of the enterprise;

•	The Company’s voting rights and potential voting rights; and

•	Rights arising from other contractual arrangements.

All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between our group enterprises are eliminated in full on consolidation.

Subsidiaries and our associate apply accounting policies in line with the Company’s accounting policies. When necessary, adjustments are made to bring the entities’ accounting policies in line with those of the Company.

Investment in Associates

An associate is an entity over which we have significant influence over financial and operational decisions but where we have neither control nor joint control. The Company’s associate is accounted for using the equity method. Under the equity method, the associate is initially recognized at cost. Thereafter, the carrying amount of the investment is adjusted to recognize changes in the Company’s share of net assets of the associate since the acquisition or establishment date.

The consolidated statements of profit or loss include the Company’s share of result after tax and other interests of the associate. Transactions between the associate and the Company are eliminated proportionally according to our interest in the associate. Unrealized gains and losses resulting from transactions between the Company and its associate is eliminated to the extent of the Company’s interest in the associate.

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

Translation of Transactions and Balances

On initial recognition, transactions in currencies other than the individual entity’s functional currency are translated applying the exchange rate in effect at the date of the transaction. Receivables, payables and other monetary items denominated in foreign currencies that have not been settled at the reporting date are translated using the exchange rate in effect at the reporting date.

Exchange rate differences that arise between the rate at the transaction date and the rate in effect at the payment date, or the rate at the reporting date, are recognized in profit or loss as finance income or finance expenses. Property, plant and equipment, intangible assets and other non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions.

Currency Translation of Group Enterprises

When subsidiaries or associates that present their financial statements in a functional currency other than EUR are recognized in the consolidated financial statements, their statements of profit or loss are translated at average exchange rates. Balance sheet items are translated using the exchange rates at the reporting date. Exchange rate differences arising from translation of foreign entities’ balance sheet items at the beginning of the year to the reporting date exchange rates as well as from translation of statements of profit or loss from average rates to the exchange rates at the reporting date are recognized in other comprehensive income. Similarly, exchange rate differences arising from changes that have been made directly in a foreign subsidiary’s equity are recognized in other comprehensive income.

Business Combinations

Newly acquired or newly established subsidiaries are recognized in the consolidated financial statements from the time of acquiring or establishing such enterprises. Time of acquisition is the date on which we obtain control over the enterprise.

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

Goodwill is subject to an annual impairment test. Impairment is calculated as the difference between the recoverable amount of the cash-generating unit that the goodwill relates to, and its carrying amount. Any impairment loss is recognized in the consolidated statement of profit or loss in a separate line item.

Revenue

Our revenue is primarily generated from collaboration and license agreements. Further, we also generate revenue from development services under development and commercialization agreements, including delivery of clinical supply material. Additionally, revenue is generated from feasibility studies for potential partners to evaluate if our TransCon technologies enable certain advantages for their product candidates of interest. Such feasibility studies are often structured as short-term agreements with fixed fees for the work that we perform.

When we enter into contracts with customers, we assess the goods and/or services promised in the contract and identify distinct performance obligations. A promise in the agreement is considered a distinct performance obligation if both of the following criteria are met:

•

the customer can benefit from the goods or services either on its own or together with other resources that are readily available to the customer (i.e., the goods or services is capable of being distinct); and

•

the entity’s promise to transfer the goods or service to the customer is separately identifiable from other promises in the contract (i.e., the promise to transfer the goods or service is distinct within the context of the contract).

Under collaboration, license, and other agreements that contain multiple promises to the customer, the promises are identified and accounted for as separate performance obligations if these are distinct. If promises are not distinct, we combine those goods or services with other promised goods or services until we identify a bundle of goods or services that is distinct.

The transaction price in the contract is measured at fair value and reflects the consideration we expect to be entitled to in exchange for those goods or services. In the transaction price, variable consideration, including milestone payments, is only included to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

The transaction price is allocated to each performance obligation according to their stand-alone selling prices and is recognized when control of the goods or services are transferred to the customer, either over time or at a point in time, depending on the specific terms and conditions in the contracts.

Revenue is stated net of value added tax and duties collected on behalf of a third party, and discounts. Usually, the payment terms are within one to two months. We have no payment terms exceeding 12 months, and thus transaction prices are not adjusted for financing components.

Research and Development Costs

Our research and development costs consist primarily of manufacturing costs, preclinical and clinical study costs, salaries and other personnel costs including pension and share-based payment, the cost of facilities, the cost of obtaining and maintaining our intellectual property portfolio, and the depreciation of non-current assets used in research and development activities.

Research costs comprise costs incurred at the early stages of the drug development cycle from the initial drug discovery and are recognized in the consolidated statement of profit or loss when incurred.

Research activities that evolve into a development project, typically involves a single product candidate undergoing a series of studies to illustrate its safety profile and effect on human beings prior to obtaining the necessary approval from the appropriate authorities. Due to the risk related to the development of pharmaceutical products, we cannot estimate the future economic benefits associated with individual development projects with sufficient certainty until the development project has been finalized and the necessary market approval of the final product has been obtained. As a consequence, all development costs are recognized in the consolidated statement of profit or loss when incurred.

Development costs also comprise manufacturing costs related to validation batches, or process performance qualification batches, on late-stage development projects. In addition, manufacturing costs related to pre-launch inventories are recognized as development costs, up until a biologics license application, or BLA, for the relevant drug candidate has been submitted and accepted by the authorities for further review.

General and Administrative Expenses

General and administrative expenses comprise salaries and other personnel costs including pension and share-based payment, office supplies, cost of facilities, and depreciation of non-current assets related to administrative activities.

General and administrative expenses are recognized in the consolidated statement of profit or loss in the period to which they relate.

Share-based Incentive Programs

Share-based incentive programs under which board members, employees and select external consultants have the option to purchase shares in Ascendis Pharma A/S (equity-settled share-based payment arrangements) are measured at the equity instrument’s fair value at the grant date. The cost of equity-settled transactions is determined by the fair value at the date of grant using the Black-Scholes valuation model.

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

Any social security contributions payable in connection with the grant or exercise of the warrants are recognized as expenses when incurred.

The assumptions used for estimating the fair value of share-based payment transactions are disclosed in Note 6.

Finance Income and Expenses

Finance income and expenses comprise interest income and expenses and realized and unrealized exchange rate gains and losses on transactions denominated in foreign currencies.

Interest income and interest expenses are stated on an accrual basis using the principal and the effective interest rate. The effective interest rate is the discount rate that is used to discount expected future cash payments or receipts through the expected life of the financial asset or financial liability to the amortized cost (the carrying amount), of such asset or liability.

Income Taxes

Tax for the year, which consists of current tax for the year and changes in deferred tax, is recognized in the consolidated statement of profit or loss by the portion attributable to the profit or loss for the year, and recognized directly in equity or other comprehensive income by the portion attributable to entries directly in equity and in other comprehensive income. The current tax payable or receivable is recognized in the balance sheet, stated as tax computed on this year’s taxable income, adjusted for prepaid tax.

When computing the current tax for the year, the tax rates and tax rules enacted or substantially enacted at the reporting date are used. Current tax payable is based on taxable profit or loss for the year. Taxable profit or loss differs from net profit or loss as reported in the consolidated statements of profit or loss because it excludes items of income or expense that are taxable or deductible in prior or future years. In addition, taxable profit or loss excludes items that are never taxable or deductible.

Deferred tax is recognized according to the balance sheet liability method of all temporary differences between carrying amounts and tax-based values of assets and liabilities, apart from deferred tax on all temporary differences occurring on initial recognition of goodwill or on initial recognition of a transaction which is not a business combination, and for which the temporary difference found at the time of initial recognition neither affects profit or loss nor taxable income.

Deferred tax liabilities are recognized on all temporary differences related to investments in our subsidiaries and/or associate, unless we are able to control when the deferred tax is realized, and it is probable that the deferred tax will not become due and payable as current tax in the foreseeable future.

Deferred tax is calculated based on the planned use of each asset and the settlement of each liability, respectively.

Deferred tax is measured using the tax rates and tax rules in the relevant countries that, based on acts in force or acts in reality in force at the reporting date are expected to apply when the deferred tax is expected to crystallize as current tax. Changes in deferred tax resulting from changed tax rates or tax rules are recognized in the consolidated statement of profit or loss unless the deferred tax is attributable to transactions previously recognized directly in equity or other comprehensive income. In the latter case, such changes are also recognized in equity or other comprehensive income.

Deferred tax assets, including the tax base of tax loss carry forwards, are recognized in the balance sheet at their estimated realizable value, either as a set-off against deferred tax liabilities or as net tax assets for offset against future positive taxable income. Deferred tax assets are only offset against deferred tax liabilities if the entity, having recognized deferred tax assets has a legally enforceable right to set off current tax assets against current liabilities, and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same tax jurisdiction.

At every reporting date, it is assessed whether sufficient taxable income is likely to arise in the future for the deferred tax asset to be utilized.

Intangible Assets

Goodwill

Goodwill acquired in a business combination is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests over the net identifiable assets acquired and liabilities assumed.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is not amortized but is subject to impairment testing at least on a yearly basis. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash-generating units, or group of cash-generating units, that are expected to benefit from the synergies of the combination. Each cash-generating unit or group of cash-generating units to which goodwill is allocated represent the lowest level within the Company at which the goodwill is monitored for internal management purposes.

Property, Plant and Equipment

Property, plant and equipment is measured at cost less accumulated depreciation and impairment losses. Cost comprises the acquisition price, costs directly attributable to the acquisition and preparation costs of the asset until the time when it is ready to be used in operation. Property, plant and equipment also comprise right-of-use assets. Please refer to the section “Leases”.

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

Plant and equipment acquired for research and development activities with alternative use, which are expected to be used for more than one year, are capitalized and depreciated over the estimated useful life as research and development costs, as appropriate. Plant and equipment acquired for research and development activities, which have no alternative use, are recognized as research and development costs when incurred.

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

Cost of a combined asset is divided into smaller components, with such significant components depreciated individually if their useful lives vary.

Depreciation commences when the asset is available for use, which is when it is in the location and condition necessary for it to be capable of operating in the manner intended.

Depreciation is calculated on a straight-line basis, based on an asset’s expected useful life, being within following ranges:

Process plant and machinery	5 - 10 years
Other fixtures and fittings, tools and equipment	3 - 5 years
Leasehold improvements	3 - 10 years
Right-of-use assets	2 - 10 years

Depreciation methods, useful lives and residual amounts are reassessed at least annually.

Property, plant and equipment are written down to the lower of recoverable amount and carrying amount, as described in the “Impairment” section below. Depreciation and impairment losses of property, plant and equipment are recognized in the consolidated statement of profit or loss as research and development costs or as general and administrative expenses, as appropriate.

Gains and losses on disposal of property, plant and equipment are recognized in the consolidated statement of profit or loss at its net proceeds, as either other income or other expenses, as appropriate.

Impairment

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

Receivables

Receivables comprise deposits, receivables from associate, trade receivables, and other receivables, which are separately presented in the consolidated statements of financial position.

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

The carrying amounts of receivables usually equals their nominal value less provision for impairments.

Prepayments

Prepayments comprise costs relating to a future financial period. Prepayments are measured at cost.

Cash and Cash Equivalents

Cash and cash equivalents comprise cash and on-demand deposits with financial institutions. Cash and cash equivalents are measured at amortized cost.

Allowance for Expected Credit Losses on Financial Assets

Financial assets comprise receivables (excluding receivables relating to VAT and other indirect tax receivables) and cash and cash equivalents. Provision for bad debts is determined on the basis of a forward-looking expected credit loss (“ECL”) model. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and the cash flows expected to be received, discounted by an approximation of the original effective interest rate.

For receivables, we apply a simplified approach in calculating ECLs. Therefore, we do not track changes in credit risk, but instead we assess a loss allowance based on lifetime ECL at each reporting date. Lifetime ECLs are assessed on historical credit loss experience, adjusted for forward-looking factors specific to the counterparts and the economic environment.

For cash and cash equivalents, ECLs are assessed for credit losses that result from default events that are possible within the next 12-months (“12-month ECL”). In addition, since cash and cash equivalents are on-demand deposits, 12-month ECL are the same as lifetime ECL. However, being subject to assessing lifetime ECL following the general approach, credit risk is continuously tracked and monitored in order to identify significant deterioration. For those credit exposures for which there has been a significant increase in credit risk since initial recognition, an allowance is recognized for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default.

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

Leases

With reference to “Changes to Accounting Policies and Disclosures”, the Company has adopted IFRS 16 “Leases” (“IFRS 16”), effective from January 1, 2019. Thus, until December 31, 2018, leases of property, plant and equipment, where we have substantially all of the risks and rewards of ownership, were classified as finance leases. Other leases were classified as operating leases. While no finance leases were in place at December 31, 2018 or December 31, 2017, all leases were classified as operating leases, and accordingly, all lease payments were recognized on a straight-line basis in the consolidated statement of profit or loss over the lease term.

From January 1, 2019, upon adoption of IFRS 16, we assess at contract inception whether a contract is, or contains, a lease, i.e., if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

Except for short-term leases and leases of low value assets, we apply a single recognition and measurement approach as described below. For short-term leases and leases of low value assets, lease payments are recognized on a straight-line basis over the lease term in the consolidated statement of profit or loss as research and development costs or as general and administrative expenses, as appropriate.

The Company does not act as a lessor, neither does it act as a sub-lessor.

Right-of-use Assets

Right-of-use assets are recognized at the lease commencement date, defined as the date the underlying asset is available for use.

Right-of-use assets are measured at cost, less any accumulated depreciations and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets include the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any incentives received. In addition, right-of-use assets also include an estimate of costs to be incurred by us in dismantling or restoring the underlying asset to the condition required by the terms and condition of the lease.

Right-of-use assets are presented as part of property, plant and equipment, and depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets.

Lease Liabilities

At the lease commencement date, we recognize lease liabilities measured at the present value of fixed lease payments and variable lease payments that depend on an index or a rate, whereas variable lease payments and payments related to non-lease components are excluded. Variable lease payments that do not depend on an index or a rate are recognized as expenses in the consolidated statement of profit or loss when incurred.

When interest rates implicit in the lease contracts are not readily available, the present value of lease payments are calculated by applying the relevant lease holding entities’ incremental borrowing rates. Following the commencement date, the incremental borrowing rate is not changed unless the lease term is modified, or if the lease payments are modified and this modification results from a change in floating interest rates.

From the lease commencement date and over the lease term, the carrying amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in lease term, or a change in lease payments, including changes to future payments resulting from a change in an index used to determine such lease payments.

Trade Payables

Trade payables including accrued expenses are measured at amortized cost.

Other Payables

Other payables comprise payables to public authorities, and short-term employee benefits. Other payables are measured at their net-realizable values.

Contract Liabilities

Contract liabilities comprise deferred income from collaboration agreements and license agreements, where consideration received does not match the individual deliverables with respect to amount and satisfied performance obligations. Deferred income typically arises from up-front payments under our collaboration and license agreements, relating to license grants or up-front funding of development activities.

Deferred income is measured at the fair value of the consideration received and is recognized as revenue in the consolidated statement of profit or loss when the relevant performance obligation, to which the deferred income relates, is satisfied.

Cash Flow Statement

The cash flow statement shows cash flows from operating, investing and financing activities as well as cash and cash equivalents at the beginning and the end of the financial year.

Cash flows from operating activities are presented using the indirect method and calculated as the profit or loss adjusted for non-cash items, working capital changes as well as finance income, finance expenses and income taxes paid.

Cash flows from investing activities comprise payments in connection with acquisitions, development, improvement and sale, etc. of intangible assets, property, plant and equipment, and group enterprises.

Cash flows from financing activities comprise payments related to lease liabilities, and changes in the share capital of Ascendis Pharma A/S and related costs.

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

New International Financial Reporting Standards Not Yet Effective

The IASB has issued, and the European Union has adopted, a number of new or amended standards, which have not yet become effective. Therefore, these new standards have not been incorporated in these consolidated financial statements. Our financial reporting is not expected to be affected by such new or improved standards.

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

Critical Judgments in Applying Accounting Policies

The following are the critical judgments, apart from those involving estimates, please see below, made in the process of applying our accounting policies and that have the most significant effect on the amounts recognized in our consolidated financial statements.

Revenue Recognition

We evaluate all our revenue generating transactions to ensure recognition in accordance with IFRS. Revenue is primarily generated from collaboration and license agreements, which typically involve multiple promises, and thus require significant judgments by us on certain areas including:

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

Critical judgments relating to specific revenue transactions are described below.

License Agreements

Judgments that significantly affect the determination of the amount and timing of revenue from contracts with customers relates to three license agreements, which were entered into in 2018.

Identifying Performance Obligations and Allocating Transaction Price

The three license agreements with our associate Visen (“licensee”), grant the licensee exclusive rights to develop, manufacture, and commercialize patented product candidates in Greater China (the “Territory”), including the right to grant sub-licenses to third parties. In addition to the licenses, we will deliver development services and clinical supply material to be used in clinical trials within the Territory.

In determination of the performance obligations under the license agreements, we have considered the stand-alone values of the promises in the contracts, and our responsibility in the future development activities including bringing the licensed products to market in the Territory.

While licensed product candidates are all in phase 1 clinical trials or later stages of development, we have concluded that the licensee can benefit from each promise in the contract either on their own or together with readily available resources. Accordingly, licenses, development services, and clinical trial supplies are all considered distinct performance obligations.

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

While licensed products are patented drug formulas, our future activities do not affect their stand-alone functionalities. Accordingly, all three licenses have been classified as “right-to-use”, with revenue recognized at the point in time, where licensee is granted access to the intellectual property.

Share-Based Payment

IFRS 2, “Share-Based Payment” requires an entity to reflect in its profit or loss and financial position the effects of share-based payment transactions, including expenses associated with transactions in which share options are granted to employees. We have granted warrants to employees, select consultants and board members under three different programs.

We use the Black-Scholes option-pricing model to value the warrants granted and critical judgments need to be exercised in determining the appropriate input to the valuation model as well as to determine the appropriate way of recognizing the expenses under IFRS 2.

Warrants granted under our warrant programs vest on a monthly basis over periods of up to 48 months. Due to the graded vesting, the related expenses are recognized on an accelerated basis; i.e., each tranche of a warrant grant is treated separately for expense recognition purposes. Accordingly, the expenses related to each warrant grant is treated in up to 48 tranches, all being recognized over the vesting period.

See Note 6 for additional details on our warrant programs and recognition of expenses under IFRS 2.

Internally Generated Intangible Assets

IAS 38, “Intangible Assets” prescribes that intangible assets arising from development projects must be recognized in the consolidated statements of financial position if the criteria for capitalization are met. That means (1) that the development project is clearly defined and identifiable; (2) that technological feasibility, adequate resources to complete and a market for the product or an internal use of the project can be documented; (3) that the expenditure attributable to the development project can be measured reliably; and (4) that we have the intent to produce and market the product or use it internally.

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

Revenue Recognition—Allocation of Transaction Price to Performance Obligations

Transaction prices for our license agreements include up-front, non-refundable, non-cash consideration. Additionally, the agreements comprise separate cash remuneration for clinical supplies and development services, which approximate their stand-alone-selling prices.

For two license agreements, entered in 2018, we have allocated up-front considerations to licenses and development services, respectively. While no active market exists for the licenses, we have determined the stand-alone value of the licenses according to an approximate market approach based on readily available information, which includes estimation uncertainties.

Impairment of Goodwill

Determining whether goodwill is impaired requires an estimation of the recoverable amount, being the higher of fair value less costs of disposal or value in use, of the cash-generating units to which goodwill has been allocated. The Company is determined to be a single cash-generating unit. Accordingly, the recoverable amount is determined based on an estimation of the Company’s fair value less costs of disposal. We have determined the fair value of goodwill after taking into account the market value of our ADSs representing the enterprise value of the group enterprise as of the reporting date. No impairment loss has been recognized in 2019, 2018 or 2017. The carrying amount of goodwill at December 31, 2019 and 2018 was €3.5 million. See Note 9 for further details.

Recognition of Accruals and Prepayments for Development, Manufacturing and Clinical Trial Activities

Payment terms for contractual work related to development, manufacturing, and clinical trial activities do not necessarily reflect the stage of completion of the individual projects and activities. Determination of the stage of completion for ongoing activities include estimation uncertainties as future efforts to complete the specific activity may be difficult to predict. We have reviewed all significant ongoing activities at the reporting date to determine the stage of completion compared to the invoices received and recognized accruals for any additional costs or prepayments for any invoiced costs in excess of the stage of completion. As of December 31, 2019, the consolidated statement of financial position included prepaid project costs of €5.8 million and accrued project costs of €10.5 million, compared to €11.4 million and €9.1 million, respectively, as of December 31, 2018.

Useful Lives of Property, Plant and Equipment

We review the estimated useful lives of property, plant and equipment at the end of each reporting period. We have concluded that the useful lives applied for 2019, 2018 and 2017 are appropriate.

Leases

In connection with adopting IFRS 16, the following are assessed as key assumptions concerning estimation uncertainty that have a significant risk of causing a material adjustment to the carrying amount of right-to-use assets and/or lease liabilities within the next financial year.

Lease Term

Certain lease arrangements provide us with a contractual right (not obligation) to either extend the lease after the initial term, or to terminate the lease within the enforceable lease term, i.e., periods where lessor cannot terminate the lease. Those options cover periods in the range from 1-6 years in addition to the non-cancellable periods. Based on our assessment at December 31, 2019, the lease terms reflect only the non-cancellable periods.

Incremental Borrowing Rate

Lease payments are discounted over the non-cancellable periods, applying each contract’s incremental borrowing rate. In determining incremental borrowing rates, we have considered the contracts’ specific payment profiles and relevant currencies, and applied a corresponding risk-free interest rate, credit spread, and an asset specific adjustment, if applicable. The incremental borrowing rates applied are 2.25-2.5% and 4.25-5.0% for lease contracts denominated in EUR or Danish Kroner, and U.S. Dollars, respectively.

Except for the above areas, assumptions and estimates are not considered to be critical to the consolidated financial statements

Note 4—Revenue

Revenue has been recognized in the consolidated statements of profit or loss with the following amounts:

	2019	2018	2017
	(EUR’000)
Revenue from external customers
Revenue from rendering of services (recognized over time)	9,919	1,215	1,530
Sale of clinical supply (recognized at a point in time)	804	—	—
“Right-to-use” licenses (recognized at a point in time)	2,652	9,366	—

Total revenue	13,375	10,581	1,530

	2019	2018	2017
	(EUR’000)
Total revenue specified per geographical location
North America	2,652	10,581	1,530
China	10,723	—	—

Total revenue	13,375	10,581	1,530

Revenue from a single customer was €13.4 million, €10.5 million, and €1.5 million for the financial years ended December 31, 2019, 2018 and 2017, respectively.

Note 5—Segment Information

The Company is managed and operated as one business unit. No separate business areas or separate business units have been identified in relation to product candidates or geographical markets. Accordingly, except for entity wide disclosures, we do not disclose information on business segments or geographical markets. Entity wide disclosures regarding revenue are included in Note 4.

The Company’s intangible assets, and property, plant and equipment (“non-current segment assets”) located by country are specified below (for 2019, the amounts include right-of-use assets, please also refer to Note 10):

	2019	2018
	(EUR’000)
Non-current segment assets
Denmark (domicile country)	15,738	4,922
North America	27,275	341
Germany	5,551	2,557

Total non-current segment assets	48,564	7,820

Investment in associate	15,538	17,083
Deposits	1,463	1,158

Total non-current assets	65,565	26,061

Note 6—Staff Cost

	2019	2018	2017
	(EUR’000)
Wages and salaries	49,142	29,418	19,918
Share-based payment	37,486	19,652	9,709
Pensions (defined contribution plans)	648	444	324
Social security costs	3,613	1,793	1,156

Total staff costs	90,889	51,307	31,107

Average number of employees	274	167	121

Staff costs are recognized in the consolidated statement of profit or loss as follows:

	2019	2018	2017
	(EUR’000)
Research and development costs	61,890	34,146	21,845
General and administrative expenses	28,999	17,161	9,262

Total staff costs	90,889	51,307	31,107

Key Management Personnel includes our Board of Directors and Executive Board and comprises 7 and 2 persons, respectively, for 2019 and 2018, and 8 and 2 persons, respectively, for 2017.

Compensation to Key Management Personnel comprises salaries, participation in annual bonus schemes, and share-based compensation. Share-based compensation is elaborated in further details in the section “Share-based Payment”.

Compensation to Key Management Personnel included within total staff costs are summarized below:

	2019	2018	2017
		(EUR’000)
Wages and salaries	2,080	1,809	1,731
Share-based payment	7,167	5,112	3,576
Social security costs	94	152	70

Total Compensation to Key Management Personnel	9,341	7,073	5,377

Out of the total compensation to key management personnel, €2,129 thousand (2018: €1,851 thousand, 2017: €1,467 thousand) related to the Board of Directors, and €7,212 thousand (2018: €5,222 thousand, 2017: €3,910 thousand) related to the Executive Board. Out of the share-based payment to key management personnel, under the warrant programs described below, €1,864 thousand (2018: €1,607 thousand, 2017: €1,202 thousand) related to the Board of Directors, and €5,303 thousand (2018: €3,505 thousand, 2017: €2,374 thousand) related to the Executive Board.

Share-based payment

Ascendis Pharma A/S has established warrant programs, equity-settled share-based payment transactions, as an incentive for all of our employees, members of our Board of Directors and select external consultants.

Warrants are granted by the Board of Directors in accordance with authorizations given to it by the shareholders of Ascendis Pharma A/S. As of December 31, 2019, 9,378,787 warrants had been granted, of which 19,580 warrants have been cancelled, 3,271,250 warrants have been exercised, 2,168 warrants have expired without being exercised, and 265,578 warrants have been forfeited. As of December 31, 2019, our Board of Directors was authorized to grant up to 1,237,525 additional warrants to our employees, board members and select consultants without preemptive subscription rights for the shareholders of Ascendis Pharma A/S. Each warrant carries the right to subscribe for one ordinary share of a nominal value of DKK 1. The exercise price is fixed at the fair market value of our ordinary shares at the time of grant as determined by our board of directors. Vested warrants may be exercised in two or four annual exercise periods as described below. Apart from exercise prices and exercise periods, the programs are similar.

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

Effective from January 2015, certain warrants issued to board members vest over 24 months with 1/24 of the warrants vesting per month from the date of grant.

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

Exercise Periods

Vested warrants may be exercised during certain exercise periods each year. For 519,049 outstanding warrants, there are two annual exercise periods that continue for 21 days from and including the day after the publication of (i) the annual report notification—or if such notification is not published—the annual report and (ii) our interim report (six-month report). For these warrants, the last exercise period is 21 days from and including the day after the publication of our interim report for the first half of 2023. For 68,436 outstanding warrants granted in connection with our Preference D financing, there are four annual exercise periods that continue for 21 days following the day of publication of (i) our interim report (three-month report); (ii) the annual report notification—or if such notification is not published—the annual report; (iii) our interim report (six-month report); and (iv) our interim report (nine-month report). For these warrants, the last exercise period is 21 days following the publication of our interim report (nine-month report) in 2023. For 5,232,726 warrants granted on or after December 18, 2015, there are four annual exercise periods; each exercise period begins two full trading days after the publication of the public release of our earnings data of a fiscal quarter and continues until the end of the second-to-last trading day in which quarter the relevant earnings release is published. The warrants granted in December 2015 and later expire ten years after the grant date.

In the event of liquidation, a merger, a demerger, a sale or share exchange of more than 50% of our share capital, the warrantholders may be granted an extraordinary exercise period immediately prior to the transaction in which warrants may be exercised.

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

Warrant Activity

The following table specifies the number and weighted average exercise prices of and movements in warrants during the year:

	Total Warrants	Weighted Average Exercise Price EUR
Outstanding at January 1, 2017	3,691,765	13.05

Granted during the year	1,196,000	30.15
Exercised during the year (1)	(193,171)	8.49
Forfeited during the year	(73,440)	16.42
Expired during the year	—	—

Outstanding at December 31, 2017	4,621,154	17.62

Vested at the reporting date	2,034,791	11.48

Granted during the year	1,637,375	54.43
Exercised during the year (1)	(611,683)	10.82
Forfeited during the year	(35,217)	28.24
Expired during the year	—	—

Outstanding at December 31, 2018	5,611,629	29.03

Vested at the reporting date	2,478,770	15.81

Granted during the year	1,300,600	97.01
Exercised during the year (1)	(1,058,722)	16.33
Forfeited during the year	(33,296)	58.49
Expired during the year	—	—

Outstanding at December 31, 2019	5,820,211	46.36

Vested at the reporting date	2,705,693	24.93

(1)	The weighted average share price (listed in $) at the date of exercise was €108.54, €58.01, and €26.75 for the financial years ended December 31, 2019, 2018 and 2017, respectively.

The following table specifies the weighted average exercise prices and weighted average remaining contractual life for outstanding warrants at December 31, 2019, per grant year.

	Number of Outstanding Warrants	Weighted Average Exercise Price EUR	Weighted Average Remaining Life (months)
Granted in 2012-2016	1,889,205	14.43	67
Granted in 2017	1,093,659	30.15	94
Granted in 2018	1,546,947	54.43	106
Granted in 2019	1,290,400	97.01	117

Outstanding at December 31, 2019	5,820,211	46.36	94

At December 31, 2019, the exercise prices of outstanding warrants under our warrant programs range from €6.48 to €107.14 depending on the grant dates. The range of exercise prices for outstanding warrants was €6.48 - €60.23, and €6.48 - €31.60, for the financial years ended December 31, 2018 and 2017, respectively.

The weighted average remaining life for outstanding warrants was 96 months and 112 months, for the financial years ended December 31, 2018 and 2017, respectively.

Warrant Compensation Costs

Warrant compensation cost is recognized in the consolidated statement of profit or loss over the vesting period of the warrants granted.

	2019	2018	2017
	(EUR’000)
Research and development costs	22,357	10,225	4,775
General and administrative expenses	15,129	9,427	4,934

Total warrant compensation costs	37,486	19,652	9,709

Warrant compensation costs are determined with basis in the grant date fair value of the warrants granted and recognized over the vesting period. Fair value of the warrants is calculated at the grant dates by use of the Black-Scholes Option Pricing model with the following assumptions: (1) an exercise price equal to the estimated market price of our shares at the date of grant; (2) an expected lifetime of the warrants determined as a weighted average of the time from grant date to date of becoming exercisable and from grant date to expiry of the warrants; (3) a risk free interest rate equaling the effective interest rate on a Danish government bond with the same lifetime as the warrants; (4) no payment of dividends; and (5) a volatility for comparable companies for a historic period equaling the expected lifetime of the warrants. The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the warrants is indicative of future trends. The expected volatility has been calculated using a simple average of daily historical data of comparable publicly traded companies, as we do not have sufficient data for the volatility of our own share price.

The following table summarizes the input to the Black-Scholes Option Pricing model and the calculated fair values for warrant grants in 2019, 2018 and 2017:

	2019	2018	2017
Expected volatility	52-54%	53 – 57%	54 – 60%
Risk-free interest rate	(0.77) – (0.05)%	(0.23) – 0.46%	(0.34) – 0.25%
Expected life of warrants (years)	5.05 – 7.10	5.05 – 7.14	5.05 – 7.10
Weighted average exercise price	€97.01	€54.43	€30.15
Fair value of warrants granted in the year	€27.24 – 55.64	€17.90 – 31.81	€9.65 – 17.29

Note 7—Finance Income and Finance Expenses

	2019	2018	2017
	(EUR’000)
Interest income	10,056	4,020	923
Exchange rate gains	7,747	20,694	—

Total finance income	17,803	24,714	923

Interest expenses	207	127	97
Lease interest	1,014	—	—
Exchange rate losses	—	—	13,659

Total finance expenses	1,221	127	13,756

Interest income and interest expenses relate to financial assets and liabilities measured at amortized cost.

Note 8—Tax on Profit/(Loss) for the Year and Deferred Tax

	2019	2018	2017
	(EUR’000)
Tax on profit/(loss) for the year:
Current tax (expense)/income	234	394	477

	234	394	477

Tax for the year can be explained as follows:
Profit/(loss) before tax	(218,250)	(130,491)	(124,374)
Tax at the Danish corporation tax rate of 22%	48,015	28,708	27,362

Tax effect of:
Non-deductible costs	(8,249)	(4,327)	(1,553)
Additional tax deductions	10,875	4,074	356
Impact from associate	(1,680)	(2,383)	—
Tax credits	—	—	(1,028)
Other effects including effect of different tax rates	1,602	143	598
Deferred tax asset, not recognized	(50,329)	(25,821)	(25,258)

Tax on profit/(loss) for the year	234	394	477

Effective tax rate	(0.11)%	(0.30)%	(0.38)%

No changes to deferred tax have been recognized in the consolidated statement of profit or loss for 2019, 2018 or 2017.

	2019	2018	2017
	(EUR’000)
Specification of Deferred Tax Assets
Tax deductible losses	123,234	74,120	52,084
Other temporary differences	5,631	4,416	631
Deferred tax asset, not recognized	(128,865)	(78,536)	(52,715)

Total Deferred Tax Assets at December 31	0	0	0

Deferred tax assets have not been recognized in the consolidated statements of financial position due to uncertainty relating to future utilization. Deferred tax assets can be carried forward without timing limitations.

The Company had tax losses carried forward of €560.2 million, and €336.9 million at December 31, 2019 and December 2018, respectively, and relate to Danish entities. Tax losses can be carried forward infinitely, where certain limitations exist for amounts to be utilized each year.

Under Danish tax legislation, tax losses may be partly refunded by the tax authorities to the extent such tax losses arise from research and development activities. For the year ended December 31, 2019, the jointly taxed Danish entities had a negative taxable income, and accordingly were entitled to a tax refund of approximately €0.7 million, compared to approximately €0.7 million and €0.7 million for the years ended December 31, 2018 and 2017, respectively.

The parent company Ascendis Pharma A/S is jointly taxed with its Danish subsidiaries. The current Danish corporation tax is allocated between the jointly taxed Danish companies in proportion to their taxable income (full absorption with refunds for tax losses). These companies are taxed under the on-account tax scheme.

Note 9—Intangible Assets

Goodwill
(EUR’000)
Cost:
At January 1, 2018	3,495
Additions	—

December 31, 2018	3,495
Additions	—

December 31, 2019	3,495

Accumulated impairment:
At January 1, 2018	—
Impairment charge	—

At December 31, 2018	—
Impairment charge	—

At December 31, 2019	—

Carrying amount:
At December 31, 2018	3,495

At December 31, 2019	3,495

Due to the risk associated with drug development, future income from development projects cannot be determined with sufficient certainty until the development activities have been completed and the necessary marketing approvals have been obtained. Accordingly, we do not recognize internally generated intangible assets at this time. Thus, all research and development costs incurred for the financial years ended December 31, 2019, 2018 and 2017, were recognized in the consolidated statement of profit or loss.

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

The recoverable amount of the cash-generating unit is determined based on an estimation of the Company’s fair value less costs of disposal. We have determined the fair value of goodwill after taking into account the market value of our ADSs as of the reporting date. The computation of our market value including an estimation of selling costs, significantly exceeded the carrying amount of the net assets, leaving sufficient value to cover the carrying amount of goodwill. Considering the excess value, we have concluded that no further assumptions need to be applied in determining whether goodwill is impaired.

Note 10—Property, Plant and Equipment

	Plant and Machinery	Other Equipment	Leasehold Improve- ments	Right-of-Use Assets	Total
	(EUR’000)
Cost:
At January 1, 2018	4,507	1,641	650	—	6,798
Additions	1,206	1,270	225	—	2,701
Disposals	(68)	(316)	—	—	(384)

At December 31, 2018	5,645	2,595	875	—	9,115

Adoption of IFRS 16 “Leases”	—	—	—	18,437	18,437
Additions	2,393	1,499	3,418	21,225	28,535
Disposals	—	(154)	(7)	—	(161)
Foreign exchange translation	—	4	2	457	463

At December 31, 2019	8,038	3,944	4,288	40,119	56,389

Accumulated depreciation:
At January 1, 2018	(3,054)	(854)	(333)	—	(4,241)
Depreciation charge	(410)	(415)	(55)	—	(880)
Disposals	16	315	—	—	331

At December 31, 2018	(3,448)	(954)	(388)	—	(4,790)

Depreciation charge	(523)	(758)	(170)	(5,237)	(6,688)
Disposals	—	154	—	—	154
Foreign exchange translation	—	(5)	—	9	4

At December 31, 2019	(3,971)	(1,563)	(558)	(5,228)	(11,320)

Carrying amount:
At December 31, 2018	2,197	1,641	487	—	4,325

At December 31, 2019	4,067	2,381	3,730	34,891	45,069

Included in leasehold improvements was an amount of €2.7 million, and €0.2 million related to expenditures for improvements under construction at December 31, 2019 and 2018, respectively. Of total additions regarding leaseholds improvements, €2.1 million and €0.0 million was unpaid at December 31, 2019 and 2018, respectively.

At December 31, 2019, the Company had non-cash additions on right-of-use assets of €39.0 million, which includes impact from implementing IFRS 16. For detailed information about our lease arrangements, please refer to Note 14.

Depreciations charges are specified below:

	2019	2018	2017
	(EUR’000)
Research and development costs	5,282	827	701
General and administrative expenses	1,406	53	33

Total depreciation charges	6,688	880	734

Note 11—Investment in Associate

Visen Pharmaceuticals (“Visen”) was formed in November 2018. The Company has granted Visen exclusive rights to develop and commercialize TransCon hGH, TransCon PTH and TransCon CNP in Greater China (the “Territory”), and as consideration for the granting of such rights has received a 50% ownership of Visen. The other investors contributed, in aggregate, $40.0 million in cash as their consideration for remaining 50% ownership.

Visen is a private entity not listed on any public exchange, with business activities within development, manufacturing and commercialization of endocrinology rare disease therapies in the Territory. The Company’s interest in Visen is accounted for as an associate using the equity method in the consolidated financial statements as the Company has determined that it has significant influence but not joint control.

The following table illustrates the summarized relevant financial information of our investment in Visen:

Visen Pharmaceuticals
Principal place of business	China
Ownership	50%

	2019	2018
	(EUR’000)
Profit or loss
Profit / (loss) for the year	(16,226)	(642)

Financial position
Non-current assets	23,291	34,819
Current assets	32,446	34,155
Non-current liabilities	250	—
Current liabilities	1,667	9
Equity	53,820	68,965
Company’s share of equity before eliminations	26,910	34,483
Elimination of internal profit recognized at December 31	(11,372)	(17,400)

Company’s share of equity	15,538	17,083

Investment in associate at December 31	15,538	17,083

Revenue from Visen, recognized in the consolidated statement of profit or loss for 2019 and 2018, was €13.4 million and €10.5 million, respectively.

Trade receivable balance with Visen at December 31, 2019 and 2018 was €0.8 million and €0.0 million, respectively.

Visen requires the Company’s consent to distribute dividends and incur indebtedness outside the normal course of business. At the reporting date, the Company has not given such consent.

Visen had no contingent liabilities or capital commitments as of December 31, 2019 or December 31, 2018. At the date these consolidated financial statements are authorized for use, no events have occurred after the reporting date that would influence the evaluation of these consolidated financial statements. Please refer to Note 21 regarding subsequent events.

Note 12—Share Capital

The share capital of Ascendis Pharma A/S consists of 47,985,837 fully paid shares at a nominal value of DKK 1, all in the same share class.

The number of shares of the Company are as follows:

	2019	2018	2017	2016	2015
Changes in share capital
Beginning of year	42,135,448	36,984,292	32,421,121	25,128,242	16,935,780
Increase through cash contribution	5,850,389	5,151,156	4,563,171	7,292,879	8,192,462

End of year	47,985,837	42,135,448	36,984,292	32,421,121	25,128,242

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

Note 14—Leases

The Company primarily leases office- and laboratory facilities. Lease arrangements contain a range of different terms and conditions and are typically entered into for fixed periods. Generally, the lease terms are between 2 and 10 years, and in addition, in order to improve flexibility to our operations, may provide us options to extend the lease or terminate the lease within the enforceable lease term. In our current lease portfolio, extension and termination options range between 1-6 years, in addition to the non-cancellable period.

We have implemented IFRS 16 by applying the modified retrospective approach. Accordingly, no comparative information is disclosed.

Leases Liabilities and Payments

Development in lease liabilities in 2019 are specified below:

	Beginning of period (1)	Additions	Accretion of interests	Cash out-flow	Foreign exchange translation (non-cash item)	End of period
	(EUR’000)
Lease liabilities	17,700	21,240	1,014	(3,870)	535	36,619

(1)	Beginning balance includes the impact from implementing IFRS 16, “Leases” at January 1, 2019.

Total cash outflow for leases in 2019 was €4.5 million which include prepaid leases at January 1, 2019 and at commencement date of new leases in 2019.

The maturity analysis of lease liabilities is disclosed in Note 17, “Financial Risk Management and Financial Instruments” in the section “Liquidity Risk Management”.

Expenses Relating to Leases

The following expenses relating to lease activities are recognized in the consolidated statements of profit or loss:

2019
(EUR’000)
Lease expenses
Depreciations (research and development) (Note 10)	3,943
Depreciations (general and administration) (Note 10)	1,294
Expenses relating to short term leases and leases of low value assets	202
Lease interests (Note 7)	1,014

Total lease expenses	6,453

Note 15—Contract Liabilities

Deferred income was €0.9 million and €6.9 million for the financial years ended December 31, 2019 and 2018, respectively, and relate to partially satisfied performance obligations due to our ongoing research and development of licensed product candidates. The remaining balance of deferred income is expected to be recognized as revenue in 2020, as services are transferred.

Revenue recognized from deferred income was €6.1 million, €0.0 million and €0.0 million for the financial years ended December 31, 2019, 2018 and 2017, respectively.

Note 16—Other Commitments and Contingencies

Contractual commitments for the construction of leasehold improvements were €8.5 million and €0.0 million for the financial years ended December 31, 2019 and 2018, respectively.

With certain suppliers, the Company has agreed minimum commitments related to manufacturing of product supply, subject to continuous negotiation and adjustments according to the individual contractual terms and conditions. Delivery of product supply is recognized when the Company obtains control of the goods.

Of other contractual commitments, the Company has entered into short term leases and leases of low value equipment, and service contracts of various lengths in respect of research and development, IT- and facility related services. In addition, the Company’s lease activities establish contractual commitments in relation to non-lease components which consists of utilities, maintenance, levies, and other services. Costs relating to those commitments are recognized as services are received.

Note 17—Financial Risk Management and Financial Instruments

Our financial assets and financial liabilities comprise the following:

	2019	2018
	(EUR’000)
Financial assets
Deposits	1,463	1,158
Receivables	804	6
Cash and cash equivalents	598,106	277,862

Financial assets measured at amortized cost	600,373	279,026

Financial liabilities
Lease liabilities	36,619	—
Trade payables	27,765	19,740

Financial liabilities measured at amortized cost	64,384	19,740

Except for lease liabilities, the carrying amounts of the financial assets and financial liabilities are estimated being in line with the fair value due to the short-term (<1 year) nature of the balances.

Capital Management

We manage our capital to ensure that all group enterprises will be able to continue as going concern while maximizing the return to shareholders through the optimization of our debt and equity balance. Our overall strategy in this regard has remained unchanged since 2012.

Our capital structure consists only of equity comprising issued capital, reserves and retained earnings/accumulated deficits. We do not hold any external debt.

We are not subject to any externally imposed capital requirements. We review our capital structure on an ongoing basis. As we do not have external debt, such review currently comprises a review of the adequacy of our capital compared to the resources required for carrying out our activities.

Financial Risk Management Objectives

We regularly monitor the access to domestic and international financial markets, manage the financial risks relating to our operations, and analyze exposures to risk, including market risk, such as foreign currency risk and interest rate risk, credit risk and liquidity risk.

We seek to minimize the effects of these risks by managing transactions and holding positions in the various currencies used in our operations. We do not enter into or trade financial instruments for speculative purposes.

Market Risk

Our activities expose our group enterprises to the financial risks of changes in foreign currency exchange rates and interest rates. We do not enter into derivative financial instruments to manage our exposure to such risks.

Foreign Currency Risk Management

Our foreign exchange rate risks are unchanged to prior year. We are exposed to foreign exchange risks arising from various currency exposures, primarily with respect to the US Dollar, the British Pound and the Danish Krone.

Future milestone payments, which we are entitled to upon meeting underlying thresholds, are denominated in US Dollar. Further, the proceeds from our series D financing in November 2014, our IPO in February 2015 and our follow-on offerings, the latest being in March 2019, were in US Dollars. We seek to minimize our exchange rate risk by maintaining cash positions in the currencies in which we expect to incur the majority of our future expenses and we make payments from those reserves.

Foreign Currency Sensitivity Analysis

We are primarily exposed to US Dollars (USD), British Pounds (GBP), and Danish Kroner (DKK). There is an official target zone of 4.50% between DKK and EUR, which limits the likelihood of significant fluctuations between those two currencies in a short timeframe.

The following table details our sensitivity to a 10% increase and decrease in EUR against USD and GBP, respectively. 10% represents our assessment of the reasonably possible change in foreign currency rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the reporting date for a 10% change in foreign currency rate. A positive number indicates an increase in profit or loss, and equity before tax, while a negative number indicates the opposite. We believe the sensitivity analysis is representative of the inherent foreign exchange risk associated with our operations.

		Hypothetical impact on consolidated financial statements
	Nominal positions	Increase in foreign exchange rate	Profit and loss before tax	Equity before. tax
	(EUR ‘000)
December 31, 2019
USD/EUR	477,764	10%	47,776	47,776
GBP/EUR	(858)	10%	(86)	(86)

		Hypothetical impact on consolidated financial statements
	Nominal positions	Increase in foreign exchange rate	Profit and loss before tax	Equity before tax
	(EUR ‘000)
December 31, 2018
USD/EUR	178,308	10%	17,831	17,831
GBP/EUR	(816)	10%	(82)	(82)

Interest Rate Risk Management

We have no interest-bearing debt to third parties. In addition, while we have no derivatives or financial assets and liabilities measured at fair value, our exposure to interest rate risk primarily relates to the interest rates for our positions of cash and cash equivalents. Our future interest income from interest-bearing bank deposits and short-term investments may fall short of expectations due to changes in interest rates. We do not consider the effects of interest rate fluctuations to be a material risk to our financial position. Accordingly, no interest sensitivity analysis has been presented.

Credit Risk Management

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss. We consider all of our material counterparties to be creditworthy. Our exposure to credit risk is continuously monitored, in particular, if agreed payments are delayed.

While the concentration of credit risk is significant, we consider the credit risk for each of our individual counterparts to be low. Accordingly, since we had no significant trade receivables at December 31, 2019 or December 31, 2018, and our deposits are held with suppliers that are frequently used in our operations, we have made no provision for trade receivables or deposits.

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

We have considered the risk of expected credit loss over our cash deposits, including the hypothetical impact arising from the probability of default considering in conjunction with the expected loss given default from banks with similar credit rating and attributes. Our assessment did not reveal an expected material impairment loss, and accordingly we have made no provision for bank deposits.

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

Maturity analysis for financial liabilities recognized in the consolidated statements of financial position at December 2019 are specified below. At December 2018, all financial liabilities recognized in the consolidated statements of financial position fell due within 12 months.

	< 1 year	1-5 years	>5 years	Total contractual cash-flows	Carrying amount
	(EUR’000)
December 31, 2019
Lease liabilities	6,020	19,405	17,606	43,031	36,619
Trade payables	27,765	—	—	27,765	27,765

Total financial liabilities	33,785	19,405	17,606	70,796	64,384

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

Neither our related parties nor our major shareholders hold a controlling-, joint controlling-, or significant interest in the Group.

We have entered into employment agreements with and issued warrants to Key Management Personnel. In addition, we are paying fees for board tenure and board committee tenure to the independent members of our Board of Directors. Please refer to Note 6.

Transactions between the parent company and group enterprises comprise management and license fees, research & development services, and clinical supplies. These transactions have been eliminated in the consolidated financial statements. Transactions and outstanding balances with our associate Visen are disclosed in Note 11.

We have entered into indemnification agreements with our board members and members of our senior management.

Except for the information disclosed above, we have not undertaken any significant transactions with members of the Key Management Personnel, or undertakings in which the identified related parties have a controlling or joint controlling interest.

Note 19—Investments in Group Enterprises

Investments in Group enterprises comprise:

Subsidiaries	Domicile	Ownership
Ascendis Pharma GmbH	Germany	100%
Ascendis Pharma, Inc.	USA	100%
Ascendis Pharma Ophthalmology Division A/S	Denmark	100%
Ascendis Pharma Endocrinology Division A/S	Denmark	100%
Ascendis Pharma Bone Diseases A/S	Denmark	100%
Ascendis Pharma Growth Disorders A/S	Denmark	100%
Ascendis Pharma Oncology Division A/S	Denmark	100%

Associate	Domicile	Ownership
Visen Pharmaceuticals	Cayman Island	50%

Note 20—Ownership

The following investors, or groups of affiliated investors, are known by us to beneficially own more than 5% of our outstanding ordinary shares:

•	T. Rowe Price Associates, Inc., USA

•	Entities affiliated with FMR LLC, USA

•	Entities affiliated with RA Capital Management, LLC, USA

•	Entities affiliated with OrbiMed Private Investments V, L.P., USA

•	Baker Bros. Advisors LP, USA

The Company’s American Depository Shares are held through BNY (Nominees) Limited as nominee, of The Bank of New York Mellon, UK (as registered holder of the Company’s outstanding ADSs).

Note 21—Subsequent Events

Coronavirus (“COVID-19”) Outbreak

In December 2019, a novel strain of coronavirus, COVID-19, was reported to have surfaced in Wuhan, China. Since then, the COVID-19 has spread around the world into a pandemic, including into countries where we have planned or have ongoing clinical trials, and countries where we rely on third parties to manufacture preclinical and clinical supplies, as well as commercial supply. If COVID-19 continues to spread in the United States and rest of the world, we may experience disruptions that could severely impact our business in many areas.

Due to the COVID-19 pandemic, there is potential evolving impact on the conduct of clinical trials of investigational therapeutic candidates, and any challenges which may arise, for example, from quarantines, site closures, travel limitations, interruptions to the supply chain for our product candidates, or other considerations if site personnel or trial subjects become infected with COVID-19, which may lead to difficulties in meeting protocol-specified procedures, including administering or using the therapeutic candidate or adhering to protocol-mandated visits and laboratory/diagnostic testing, unavoidable protocol deviations due to COVID-19 illness and/or COVID-19 control measures, which will likely vary depending on many factors, including the nature of disease under study, the trial design, and in what region(s) the study is being conducted.

In addition, while we rely on third parties to manufacture preclinical and clinical supplies and materials, we can potentially experience delays in providing sufficient product supplies according to our planned and ongoing clinical trials. Further, if our product candidates are approved, we will need to secure sufficient manufacturing capacity with our third-party manufacturers to produce the quantities necessary to meet anticipated market demand. The COVID-19 pandemic, that currently impacts multiple jurisdictions worldwide, may impact the business of our existing or future manufacturers to perform their manufacturing obligations, which could have a negative impact on our operations.

We have assessed the COVID-19 outbreak impact on our consolidated financial statements, and since COVID-19 was not classified as an outbreak in 2019, the outbreak is considered a non-adjusting subsequent event, where any impact on the consolidated financial statement is accounted for subsequent to December 31, 2019. At the time these consolidated financial statements are authorized for issue, we have not found any adjustments necessary to the amounts recognized or disclosed in the consolidated financial statements.

At the time these consolidated financial statements are authorized for issue, we haven’t identified significant disruptions to our clinical trial operations or identified any of our third-party manufacturers not being able to meet their obligations. However, while the global outbreak of COVID-19 continues to rapidly evolve, the extent to which COVID-19 impacts our business will depend on future developments, which are highly uncertain and cannot be reliably predicted.

No other events have occurred after the reporting date that would influence the evaluation of these consolidated financial statements.

Item 19	Exhibits

The following exhibits are filed as part of this annual report:

				Incorporated by Reference
Exhibit Number	Exhibit Description	Form	Date	Number	File Number	Provided Herewith

1.1	Articles of Association, currently in effect (English translation).	6-K	3/12/2020	1.1	001-36815

2.1	Deposit Agreement dated January 27, 2015 among Ascendis Pharma A/S The Bank of New York Mellon and Owners and Holders of American Depositary Shares.	F-3	2/2/2016	4.2	333-209336

2.2	Form of American Depositary Receipt (included in Exhibit 2.1).

2.3	Description of Share Capital and American Depositary Shares					X

4.1(a)	Rental Agreement, between Technologiepark Heidelberg II GmbH & Co. KG and Ascendis Pharma GmbH (English translation).	F-1	12/18/2014	10.3(a)	333-201050

4.1(b)	Supplement No. 1 to Rental Agreement, between Technologiepark Heidelberg II GmbH & Co. KG and Ascendis Pharma GmbH (English translation).	F-1	12/18/2014	10.3(b)	333-201050

4.2(a)#	Reference is made to Exhibit 1.1.

4.2(b)#	Form of Warrant Certificate for Warrants issued prior to December 2015.	F-1	12/18/2014	10.4(b)	333-201050

4.2(c)#	Form of Warrant Certificate for Warrants issued since December 2015.	20-F	3/22/2017	4.4(c)	001-36815

4.3#	Form of Indemnification Agreement for board members and senior management.	F-1	1/16/2015	10.5	333-201050

4.4(a)	Registration Rights Agreement dated November 24, 2014 among Ascendis Pharma A/S and the investors set forth therein.	F-1	12/18/2014	10.6	333-201050

4.4(b)	First Amendment to Registration Rights Agreement dated December 11, 2015 by and among Ascendis Pharma A/S and the investors set forth therein.	6-K	12/14/2015	4.2	001-36815

4.5	Registration Rights Agreement dated December 11, 2015 by and among Ascendis Pharma A/S, Fidelity Securities Fund: Fidelity Series Small Cap Opportunities Fund—Healthcare Sub and Fidelity Stock Selector Small Cap Fund—Health Care Sub.	6-K	12/14/2015	4.1	001-36815

4.6	Lease Agreement dated September 7, 2015 between Ascendis Pharma A/S and Dades AS.	F-3	2/2/2016	10.1	001-36815

4.7†	Manufacturing and Supply Agreement dated December 21, 2017, between Ascendis Pharma A/S and NOF Corporation.	20-F	3/28/2018	4.9	001-36815

4.8†	Manufacturing and Supply Agreement dated January 12, 2017, between Ascendis Pharma A/S and Medicom Innovation Partner a/s.	20-F	3/28/2018	4.10	001-36815

4.9*	Supply Agreement dated January 1, 2019, between Ascendis Pharma A/S and Vetter Pharma International GMBH.	20-F	4/3/2019	4.11	001-36815

4.10*	Manufacturing and Supply Agreement dated October 28, 2018, between Ascendis Pharma A/S and Carbogen Amcis AG.	20-F	4/3/2019	4.12	001-36815

II-1

4.11*	Commercial Supply Agreement dated January 9, 2019, between Ascendis Pharma A/S and Fujifilm Diosynth Biotechnologies UK Limited.	20-F	4/3/2019	4.13	001-36815

4.12*	Shareholders Agreement dated November 7, 2018, by and among Ascendis Pharma A/S and the parties set forth therein.	20-F	4/3/2019	4.14	001-36815

4.13*	Exclusive Licence Agreement dated November 7, 2018, between Ascendis Pharma Endocrinology Division A/S and Visen Pharmaceuticals (CNP).	20-F	4/3/2019	4.15	001-36815

4.14*	Exclusive Licence Agreement dated November 7, 2018, between Ascendis. Pharma Endocrinology Division A/S and Visen Pharmaceuticals (hGH).	20-F	4/3/2019	4.16	001-36815

4.15*	Exclusive Licence Agreement dated November 7, 2018, between Ascendis Pharma Endocrinology Division A/S and Visen Pharmaceuticals (PTH).	20-F	4/3/2019	4.17	001-36815

4.16*	Tech Transfer and Manufacturing Services Agreement dated December 12, 2019 between Ascendis Pharma A/S and Lonza Ltd.					X

4.17*	Multi-Year Packaging Agreement dated December 1, 2019 between Ascendis Pharma A/S and Sharp Corporation.					X

8.1	List of Subsidiaries.					X

12.1	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X

12.2	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X

13.1	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					X

13.2	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					X

15.1	Consent of Independent Registered Public Accounting Firm.					X

EX-101.INS	XBRL Instance Document.					X

EX-101.SCH	XBRL Taxonomy Extension Schema Document.					X

EX-101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.					X

EX-101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.					X

EX-101.IAB	XBRL Taxonomy Extension Labels Linkbase Document.					X

EX-101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.					X

†	Confidential treatment has been granted for certain information contained in this Exhibit. Such information has been omitted and filed separately with the SEC.
#	Indicates senior management contract or compensatory plan.
*

Portions of this exhibit (indicated by asterisks) have been omitted pursuant to Regulation S-K, Item 601(b)(10). Such omitted information is not material and would likely cause competitive harm to the registrant if publicly disclosed.

II-2

Signatures

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Ascendis Pharma A/S

By:	/s/ Jan Møller Mikkelsen
Jan Møller Mikkelsen
President, Chief Executive Officer, Board Member and Executive Director (Principal Executive Officer)

Date: April 2, 2020

By:	/s/ Scott T. Smith
Scott T. Smith
Senior Vice President, Chief Financial Officer (Principal Financial Officer)

Date: April 2, 2020

II-3