Form 20-F
period 2020-12-31
Ascendis Pharma A/S
filed 2021-03-10
CIK 1612042

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _______

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

53,750,386 ordinary shares

(as of December 31, 2020)

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to section 13(a) of the Exchange Act.  ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued		Other ☐
	by the International Accounting Standards Board	☒

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

Special Note Regarding Forward-Looking Statements

This annual report contains forward-looking statements concerning our business, operations and financial performance and condition, as well as our plans, objectives and expectations for our business operations and financial performance and condition. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “aim,” “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “could,” “due,” “estimate,” “expect,” “goal,” “intend,” “may,” “objective,” “plan,” “predict,” “potential,” “positioned,” “seek,” “should,” “target,” “will,” “would,” and other similar expressions that are predictions or indicate future events and future trends, or the negative of these terms or other comparable terminology. These forward-looking statements include, but are not limited to, statements about:

•

the timing or likelihood of regulatory filings and approvals for our product candidates, including our expectations regarding approval of our Biologics License Application and Marketing Authorization Application for TransCon Growth Hormone, or TransCon hGH or lonapegsomatropin (the adopted nonproprietary name for TransCon hGH), lonapegsomatropin for the treatment of pediatric GHD;

•	the scope, progress, results and costs of developing our product candidates or any other future product candidates, and conducting preclinical studies and clinical trials;

•	our pursuit of oncology as our second of three independent therapeutic areas of focus, and our development of a pipeline of product candidates related to oncology;

•	our expectations regarding the potential market size and the size of the patient populations for our product candidates, if approved for commercial use;

•	our expectations regarding the potential advantages of our product candidates over existing therapies;

•	our ability to enter into new collaborations;

•

our expectations with regard to the ability to develop additional product candidates using our TransCon technologies and file Investigational New Drug Applications, or INDs, or similar for such product candidates;

•

our expectations with regard to the ability to seek expedited regulatory approval pathways for our product candidates, including the potential ability to rely on the parent drug’s clinical and safety data with regard to our product candidates;

•	our expectations with regard to our current and future collaboration partners to pursue the development of our product candidates and file INDs or similar for such product candidates;

•	our development plans with respect to our product candidates;

•	our ability to develop, acquire and advance product candidates into, and successfully complete, clinical trials;

•	the commercialization of our product candidates, if approved;

•	our commercialization, marketing and manufacturing capabilities of our product candidates and associated devices;

•	the implementation of our business model and strategic plans for our business, product candidates and technologies;

•	the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates;

•	estimates of our expenses, future revenue, capital requirements, our needs for additional financing and our ability to obtain additional capital;

•	our financial performance;

•	developments and projections relating to our competitors and our industry; and

•	the effects on our business of the worldwide COVID-19 pandemic.

These forward-looking statements are based on senior management’s current expectations, estimates, forecasts and projections about our business and the industry in which we operate and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. As a result, any or all of our forward-looking statements in this annual report may turn out to be inaccurate. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the section of this annual report titled “Item 3.D—Key Information—Risk Factors” and elsewhere in this annual report. You are urged to consider these factors carefully in evaluating the forward-looking statements. These forward-looking statements speak only as of the date of this annual report. Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future. Given these risks and uncertainties, you are cautioned not to rely on such forward-looking statements as predictions of future events.

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

Summary of Material Risks Associated with Our Business

The principal risks and uncertainties affecting our business include the following:

•	The global pandemic caused by COVID-19 could materially adversely impact our business, including our clinical trials, supply chain operation, regulatory timelines and commercial activities.

•	We have a limited operating history, no products approved for commercial sale and we may incur significant losses in the future, which makes it difficult to assess our future viability.

•

We may require substantial additional financing to achieve our goals, and a failure to obtain this necessary capital when needed on acceptable terms, or at all, could force us to delay, limit, scale back or cease our product development or any other or all operations.

•

We are substantially dependent on the success of our product candidates, which may not be successful in nonclinical studies or clinical trials, receive regulatory approval or be successfully commercialized.

•

Clinical drug development involves a lengthy and expensive process with uncertain outcomes, and we may encounter substantial delays in our clinical studies. Furthermore, results of earlier studies and trials may not be predictive of results of future trials.

•

Interim, “topline” and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.

•

We have limited direct sales and distribution capabilities and no sales experience with any of our own product candidates and we may not be able to successfully commercialize any of our product candidates.

•

Competition in the biotechnology and pharmaceutical industries is intense and our competitors may discover, develop or commercialize products faster or more successfully than us. If we are unable to compete effectively our business, results of operations and prospects will suffer.

•	We rely on third parties to manufacture our preclinical and clinical drug supplies, and we intend to rely on third parties to produce commercial supplies of any approved product candidate and device.

•	Our operating results may vary significantly from period to period and these variations may be difficult to predict.

•

The parent drug, drug substance, drug product and other components of our product candidates are currently acquired from single-source suppliers. The loss of these suppliers, or their failure to supply could materially and adversely affect our business.

•

The regulatory approval processes of the U.S. Food and Drug Administration, the European Medicines Agency and comparable authorities are lengthy, time consuming, and inherently unpredictable. If we are ultimately unable to obtain regulatory approval for our product candidates, our business will be substantially harmed.

•	If we are sued for infringing intellectual property rights of third parties, it will be costly and time consuming, and an unfavorable outcome in that litigation could harm our business.

The summary risk factors described above should be read together with the text of the full risk factors below in the section entitled “Risk Factors” and the other information set forth in this Annual Report on Form 20-F, including our consolidated financial statements and the related notes, as well as in other documents that we file with the U.S. Securities and Exchange Commission. The risks summarized above or described in full below are not the only risks that we face. Additional risks and uncertainties not precisely known to us or that we currently deem to be immaterial may also materially adversely affect our business, financial condition, results of operations, and future growth prospects.

PART I

Item 1	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2	Offer Statistics and Expected Timetable

Not applicable.

Item 3	Key Information

A. Reserved.

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

We are applying our innovative TransCon technologies to build a leading, fully integrated biopharmaceutical company and develop a pipeline of product candidates with potential best-in-class profiles to address unmet medical needs. Biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. To date, we have focused substantially all of our efforts on our research and development activities and the preparation for potential commercialization of TransCon Growth Hormone, or lonapegsomatropin, if approved, and, in particular, developing our lead product candidates, lonapegsomatropin, TransCon Parathyroid Hormone, or TransCon PTH, TransCon C-Type Natriuretic Peptide, or TransCon CNP, our product candidates in oncology and our proprietary TransCon technologies. We have only a limited operating history upon which our shareholders and ADS holders can evaluate our business and prospects. Going forward, we may incur significant losses from our operations. We had a net loss of €419.0 million during the year ended December 31, 2020 and a net loss of €218.0 million during the year ended December 31, 2019. Our total equity was €838.7 million as of December 31, 2020 compared to €597.1 million as of December 31, 2019. Neither the net loss nor net profit we have experienced in prior years are necessarily indicative of our future results.

None of our product candidates have been approved for commercial sale by the U.S. Food and Drug Administration, or FDA, the European Medicines Agency, or EMA, or similar non-U.S. regulatory authorities, and we have not generated revenues from the sale of approved products. We expect that our annual operating expenses may increase over the next several years as we expand our research and development efforts and prepare for commercialization. Even if we receive milestone payments from collaboration partners or begin receiving revenue from commercial product sales, we may incur substantial operating losses for the foreseeable future as we execute our operating plan.

Possible future losses would have an adverse effect on our shareholders’ equity. Further, the net losses or net income we incur may fluctuate significantly from quarter to quarter and year to year, such that a period-to-period comparison of our results of operations may not be a reliable indication of our future performance.

We have never generated any revenue from commercial product sales.

We have no products approved for sale and have never generated any revenue from commercial product sales. Our ability to generate revenue from commercial product sales depends on our ability to successfully complete the research and development of our product candidates and obtain the regulatory and marketing approvals necessary to commercialize one or more of our product candidates. Our ability to generate future revenue from commercial product sales or pursuant to milestone payments or royalties from collaboration partners depends heavily on many factors, including but not limited to:

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

•

developing a sustainable and scalable manufacturing process for any of our approved product candidates and establishing and maintaining supply and manufacturing relationships with third-parties that can conduct the process and provide adequate, in amount and quality, products to support clinical development and the market demand for our product candidates, if approved;

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

In cases where we are successful in obtaining regulatory approvals to market one or more of our product candidates, our revenue will be dependent, in part, upon the size of the markets in the territories for which regulatory approval is granted, the accepted price for the product, the availability of competing products, the ability to get reimbursement for our products at any price and the extent of our royalty rights for that territory. If the number of patients suitable for our product candidates is not as significant as we estimate, the indication approved by regulatory authorities is narrower than we expect or the reasonably accepted population for treatment is narrowed by competition, physician choice, treatment guidelines or third-party payor restrictions, we may not generate significant revenue from the sale of such products, even if approved. Our failure to generate revenue from commercial product sales or pursuant to up-front or milestone payments and royalties from collaboration partners would likely depress our market value and could impair our ability to raise capital, expand our business, discover or develop other product candidates or continue our operations.

We may require substantial additional financing to achieve our goals, and a failure to obtain this necessary capital when needed on acceptable terms, or at all, could force us to delay, limit, scale back or cease our product development or any other or all operations.

Since our inception, most of our resources have been dedicated to our research and development activities and, in particular, developing our proprietary TransCon technologies and our most advanced product candidates. We have funded our operations primarily through issuance of our preference shares, ordinary shares and convertible debt securities and payments to us under collaboration agreements. For example, in July 2020, we received $654.6 million (€580.5 million) in net proceeds from a public offering of American Depositary Shares representing our ordinary shares after deducting the underwriting commissions and offering expenses. As of December 31, 2020, we had marketable securities and cash and cash equivalents totalling €834.1 million. We believe that we will continue to expend substantial resources for the foreseeable future, including costs associated with research and development, preparing for potential commercialization, conducting preclinical studies, clinical trials, obtaining regulatory approvals and, eventually, sales and marketing if any of our product candidates is approved. Because the outcome of any clinical trial and/or regulatory approval process is highly uncertain, we cannot reasonably estimate the actual amounts of additional financing necessary to successfully complete the development, regulatory approval process and commercialization or co-promotion of any of our product candidates.

Based on our current operating plan, we believe that our existing cash and cash equivalents as of December 31, 2020 will be sufficient to meet our projected cash requirements for at least the twelve months from the date of this annual report. However, our operating plan may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned. Our future funding requirements will depend on many factors, including, but not limited to:

•	the manufacturing, selling and marketing costs associated with product candidates, including the cost and timing of building our sales and marketing capabilities;

•	the timing, receipt, and amount of sales of, or royalties on, our future products, if any;

•	the sales price and the availability of adequate third-party coverage and reimbursement for our product candidates;

•	our ability to establish and maintain strategic partnerships, licensing or other arrangements and the financial terms of such agreements;

•	our ability to collect payments which are due to us from collaboration partners (if any), which in turn is impacted by the financial standing of any such collaboration partners;

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

•

the achievement of development, regulatory and commercial milestones resulting in the payment to us from collaboration partners of contractual milestone payments and the timing of receipt of such payments, if any; our progress in the successful commercialization and co-promotion of our most advanced product candidates and our efforts to develop and commercialize our other existing product candidates; and

•

the costs of filing, prosecuting, maintaining, defending and enforcing any patent claims and other intellectual property rights, including litigation costs and the outcome of such litigation, including costs of defending any claims of infringement brought by others in connection with the development, manufacture or commercialization of our product candidates.

Additional funds may not be available when we need them on terms that are acceptable to us, or at all. If adequate funds are not available to us on a timely basis, we may be required to delay, limit, scale back or cease our research and development activities, preparing for potential commercialization, preclinical studies and clinical trials for our product candidates for which we retain such responsibility and our establishment and maintenance of sales and marketing capabilities or other activities that may be necessary to commercialize our product candidates.

Raising additional capital may cause dilution to our holders of shares or ADSs, restrict our operations or require us to relinquish rights to our product candidates on unfavorable terms to us.

We may seek additional capital through a variety of means, including through public or private equity, debt financings or other sources, including up-front payments and milestone payments from strategic collaborations. To the extent that we raise additional capital through the issuance of convertible debt or equity securities, the ownership interest of our shareholders and ADS holders would be diluted, and the terms may include liquidation or other preferences that adversely affect the rights of our shareholders and ADS holders. Such financing may result in dilution to holders of shares or ADSs, imposition of debt covenants and repayment obligations, or other restrictions that may affect our business. If we raise additional funds through up-front payments or milestone payments pursuant to strategic partnerships with third-parties, we may have to relinquish valuable rights to our product candidates, or grant licenses on terms that are not favorable to us. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans.

Risks Related to Our Business

We are substantially dependent on the success of our product candidates, which may not be successful in nonclinical studies or clinical trials, receive regulatory approval or be successfully commercialized.

To date, we have invested a significant amount of our efforts and financial resources in the research and development of our current product candidates utilizing our proprietary TransCon technologies. Our near-term prospects, including our ability to generate revenue from commercial product sales, will depend heavily on our successful development and commercialization of our product candidates, if approved. The clinical and commercial success of our product candidates and our TransCon technologies will depend on a number of factors, including the following:

•	the outcome and successful execution of our ongoing and planned clinical trials of lonapegsomatropin, TransCon PTH and TransCon CNP;

•	our ability and that of any collaboration partners to establish and maintain commercial-scale manufacturing processes for our product candidates and devices, which has not yet been demonstrated;

•	whether our product candidates’ safety, tolerability and efficacy profiles will be satisfactory to the EMA, the FDA and similar regulatory authorities to warrant marketing approval;

•	whether the EMA, the FDA or similar regulatory authorities will require additional clinical trials prior to approving our product candidates, if ever;

•	the prevalence and severity of adverse side effects of our product candidates;

•	the occurrence of adverse events that implicate the TransCon technologies, including among any out-licensed product candidates;

•	the timely receipt of necessary marketing authorizations for our product candidates and devices from the EMA, the FDA and similar regulatory authorities;

•

our ability and that of any collaboration partners to successfully commercialize our product candidates, if approved for marketing and sale by the EMA, the FDA or similar regulatory authorities, including educating physicians and patients about the benefits, administration and use of such products;

•	achieving and maintaining compliance with all applicable regulatory requirements;

•	acceptance of our product candidates as safe and effective by patients and the medical community;

•

acceptance of our devices, including the lonapegsomatropin auto-injector and the TransCon PTH drug delivery device and associated Bluetooth connectivity features, by patients and the medical community;

•	the availability, perceived advantages, relative cost, relative safety and relative efficacy of alternative and competing treatments;

•	obtaining and sustaining an adequate level of coverage and reimbursement for our product candidates by third-party payors;

•	the effectiveness of our and any collaboration partners’ marketing, sales and distribution strategies and operations;

•

our ability and that of any collaboration partners, or any third-party manufacturer we contract with, to manufacture supplies of our product candidates and to develop, validate and maintain commercially viable manufacturing processes that are compliant with current good manufacturing practice, or cGMP, requirements;

•	enforcing intellectual property rights in and to our product candidates;

•

avoiding third-party interference, opposition, derivation or similar proceedings with respect to our patent rights, and avoiding other challenges to our patent rights and patent infringement claims; and

•	continued acceptable safety profiles of our product candidates following approval, if approved.

Many of these factors are beyond our control, including clinical development, the regulatory submission process, potential threats to our intellectual property rights and the manufacturing, marketing and sales efforts of any collaboration partners.

We cannot be certain that our product candidates will ever be approved or successfully commercialized, or that we will ever generate revenue from sales of such product candidates. If we and any collaboration partners are not successful in completing the development of, obtaining approval for, and commercializing our product candidates, or are significantly delayed in doing so, our business will be harmed.

Clinical drug development involves a lengthy and expensive process with uncertain outcomes, and we may encounter substantial delays in our clinical studies. Furthermore, results of earlier studies and trials may not be predictive of results of future trials.

Before obtaining marketing approval from regulatory authorities for the sale of our product candidates, we must conduct extensive clinical studies to demonstrate the safety and efficacy of the product candidates in humans. Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process; the results of preclinical and clinical studies of our product candidates may not be predictive of the results of later-stage clinical trials. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy despite having progressed through preclinical studies and initial clinical trials. A number of companies in the pharmaceutical, biopharmaceutical and biotechnology industries have suffered significant setbacks in advanced clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier studies, and we cannot be certain that we will not face similar setbacks. Even if our clinical trials are completed, the results may not be sufficient to obtain regulatory approval for our product candidates.

We may experience delays or setbacks in our ongoing clinical trials, and we do not know whether future clinical trials will begin on time, need to be redesigned, enroll an adequate number of patients on time or be completed on schedule, if at all. Clinical trials can be delayed or terminated for a variety of reasons, including delay or failure to:

•	generate sufficient preclinical, toxicology, or other in vivo or in vitro data to support the initiation or continuation of clinical trials

•	obtain regulatory authorization to commence a trial;

•

reach agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	obtain Ethics Committee, institutional review board, or IRB, or ethics committee approval at each site;

•	manufacture, test, release, validate or import sufficient quantities of drug product for use in a trial;

•	recruit, screen and enroll suitable patients to participate in a trial;

•	have patients complete a trial or return for post-treatment follow-up;

•	ensure that clinical sites observe trial protocol or continue to participate in a trial;

•	address any patient safety concerns that arise during the course of a trial;

•	address any conflicts with new or existing laws or regulations; or

•	initiate or add a sufficient number of clinical trial sites.

The novel Coronavirus (COVID-19) pandemic has had, and may continue to have an evolving impact on the conduct of clinical trials of investigational therapeutic candidates, and any challenges which may arise, for example, from quarantines, site closures, travel limitations, interruptions to the supply chain for our product candidates, or other considerations if site personnel or trial subjects become infected with COVID-19, which may lead to difficulties in meeting protocol-specified procedures, including administering or using the therapeutic candidate or adhering to protocol-mandated visits and laboratory/diagnostic testing, unavoidable protocol deviations due to COVID-19 illness and/or COVID-19 control measures, which will likely vary depending on many factors, including the nature of disease under study, the trial design, and in what region(s) the study is being conducted.

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

We could also encounter delays if a clinical trial is suspended or terminated by us for a product candidate, by the Ethics Committee or IRBs of the institutions in which such trials are being conducted, by an independent data safety monitoring board, or DSMB, for such trial or by European Economic Area, or EEA, Competent Authorities, the FDA or similar regulatory authorities. Such authorities, or we, may suspend or terminate a clinical trial due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by EEA Competent Authorities, the FDA or similar regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a drug, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial.

Further, we are conducting, and plan to conduct, clinical trials in sites outside of the United States. Conducting clinical trials in foreign countries presents additional risks that may delay completion of clinical trials. These risks include the failure of physicians or enrolled patients in foreign countries to adhere to clinical protocol as a result of differences in healthcare services or cultural customs, managing additional administrative burdens associated with foreign regulatory schemes, as well as political and economic risks relevant to such foreign countries. In addition, the EMA or the FDA may determine that the clinical trial results obtained in foreign subjects do not establish the safety and efficacy of a product candidate when administered in EEA or U.S. patients, and are thus not supportive of an application for a marketing authorization in the EEA or of a New Drug Application, or NDA, or Biologics License Application, or BLA, approval in the United States. As a result, the EMA or the FDA may not accept data from clinical trials conducted outside the EEA or the United States, respectively, and may require that we conduct additional clinical trials or obtain additional data before we can submit an NDA or BLA in the United States or a marketing authorization application in the EEA. The EMA or the FDA may even require conducting additional clinical trials in the EEA or the United States, respectively.

If there are delays in the completion of, or termination of, any clinical trial of our product candidates or if we are required to conduct additional clinical trials in addition to those we have currently planned, the commercial prospects of our product candidates may be harmed, and our ability to generate revenue from commercial product sales from any of these product candidates will be delayed. In addition, any delays in completing the clinical trials will increase costs, slow down our product candidate development and approval process and jeopardize the ability to commence product sales and generate revenue from commercial product sales. Any of these occurrences may significantly harm our business, financial condition and prospects. Clinical trial delays may also allow our competitors to bring products to market before we do, which could impair our ability to obtain orphan exclusivity for our products that potentially qualify for orphan drug designation. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates.

We depend on certain collaboration partners to develop and conduct clinical studies with, obtain regulatory approvals for, market and sell product candidates, and if such collaboration partners fail to perform as expected, or are unable to obtain the required regulatory approvals for such product candidates, the potential of such product candidates would be significantly reduced and our business would be significantly harmed.

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

If our collaboration partners do not perform in the manner we expect or fulfill their responsibilities in a timely manner, or at all, if our agreements with them terminate or if the quality or accuracy of the clinical data they obtain is compromised, the clinical development, regulatory approval and commercialization efforts related to our collaboration product candidates could be delayed or terminated and it could become necessary for us to assume the responsibility at our own expense for the clinical development of such product candidates. In that event, we would likely be required to limit the size and scope of efforts for the development and commercialization of such product candidate, to seek additional financing to fund further development, or to identify alternative collaboration partners, and our potential to generate future revenue from royalties and milestone payments from such product candidate would be significantly reduced or delayed and our business would be harmed. Our existing collaborations and any future collaboration arrangements that we may enter into with third-parties may not be scientifically or commercially successful. In addition to the risks inherent in the development of a drug product candidate, factors that may affect the success of our collaborations include the following:

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

•

our collaboration partners have the discretion to sublicense their rights with respect to our collaboration technology in connection with collaboration product candidates to one or more third-parties without our consent; and

•

our collaboration partners may be pursuing alternative technologies or developing alternative products, either on their own or in collaboration with others, that may be competitive with products on which they are collaborating with us or which could affect our collaboration partners’ commitment to the collaboration.

In particular, VISEN may terminate in the event of our bankruptcy or insolvency.

The timing and amount of any milestone and royalty payments we may receive under agreements with collaboration partners and the value of any equity we own in our collaboration partners (such as the equity we own in VISEN) will depend on, among other things, the efforts, allocation of resources, and successful development and commercialization of our product candidates by our collaboration partners. We cannot be certain that any development and regulatory milestones will be achieved or that we will receive any future milestone payments under agreements we may enter into with collaboration partners. In addition, in certain circumstances we may believe that we have achieved a particular milestone and the applicable collaboration partner may disagree with our belief. In that case, receipt of that milestone payment may be delayed or may never be received, which may require us to adjust our operating plans. We also cannot be certain that any equity we own in our collaboration partners (such as the equity we own in VISEN) will maintain its value or grow in value.

We may form additional strategic collaborations in the future with respect to our proprietary programs, but we may not realize the benefits of such collaborations.

We may form strategic collaborations, create joint ventures or enter into licensing arrangements with third-parties with respect to our independent programs that we believe will complement or augment our existing business. We have historically engaged, and intend to continue to engage, in partnering discussions with a range of biopharmaceutical companies and could enter into new collaborations at any time. For example, in November 2018, we announced the formation of VISEN, a company established to develop, manufacture, and commercialize our endocrinology rare disease therapies in Greater China. In connection with the formation of VISEN, we granted VISEN exclusive rights to develop and commercialize our rare disease endocrinology products based on our proprietary TransCon technologies, including TransCon hGH, TransCon PTH and TransCon CNP, in Greater China for use in all human indications, subject to certain exceptions. We face significant competition in seeking appropriate strategic partners, and the negotiation process to secure appropriate terms is time-consuming and complex. Any delays in identifying suitable development partners and entering into agreements to develop our product candidates could also delay the commercialization of our product candidates, which may reduce their competitiveness even if they reach the market. Moreover, we may not be successful in our efforts to establish such a strategic partnership for any future product candidates and programs on terms that are acceptable to us, or at all. This may be for a number of reasons. For example, under our collaboration with VISEN, VISEN has a right of first negotiation to develop certain of our endocrinology product candidates in Greater China, so our ability to negotiate such a collaboration with suitable third-parties may be hampered by such rights we granted to VISEN. Additionally, our product candidates and programs may be deemed to be at too early of a stage of development for collaborative effort, our research and development pipeline may be viewed as insufficient, and/or third-parties may not view our product candidates and programs as having sufficient potential for commercialization, including the likelihood of an adequate safety and efficacy profile. Even if we are successful in entering into a strategic alliance or license arrangement, there is no guarantee that the collaboration will be successful, or that any future collaboration partner will commit sufficient resources to the development, regulatory approval, and commercialization of our product candidates, or that such alliances will result in us achieving revenues that justify such transactions.

Certain of our product candidates are in various stages of preclinical development and we may not be successful in our efforts to successfully develop these products or expand our pipeline of product candidates.

A key element of our strategy is to expand our pipeline of product candidates utilizing our proprietary TransCon technologies, and to advance such product candidates through clinical development. Certain of our product candidates are in preclinical development and may require significant time and additional research and development before we can file INDs or equivalent foreign regulatory filings with regulatory authorities to begin clinical studies. Of the large number of drugs in development, only a small percentage of such drugs successfully complete the EMA or FDA regulatory approval process and are commercialized. Accordingly, even if we are able to continue to fund such development programs, our product candidates may not be advanced to clinical studies or be successfully developed or commercialized. In addition, our preclinical product candidates may not demonstrate the advantages we expect from application of our TransCon technologies in preclinical studies. In such event, we may decide not to progress any such product candidates into clinical trials.

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

•

product candidates we develop may nevertheless be covered by third-parties’ intellectual property rights or other types of exclusivity and we may not be able to obtain a license from such third-party or the license terms may not be acceptable to us;

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

Even if we are successful in continuing to expand our pipeline, through our own research and development efforts or by pursuing in-licensing or acquisition of product candidates, the potential product candidates that we identify or acquire may not be suitable for clinical development, including as a result of being shown to have harmful side effects or other characteristics that indicate that they are unlikely to receive marketing approval and achieve market acceptance. If we do not successfully develop and commercialize a product pipeline, we may not be able to generate revenue from commercial product sales in future periods or achieve or sustain profitability.

Interim, “topline” and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, we may publicly disclose preliminary or top-line data from our preclinical studies and clinical trials, which is based on a preliminary analysis of then-available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular study or trial. We also make assumptions, estimations, calculations and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully and carefully evaluate all data. As a result, the top-line or preliminary results that we report may differ from future results of the same studies, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Top-line data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, top-line data should be viewed with caution until the final data are available.

From time to time, we may also disclose interim data from our preclinical studies and clinical trials. Interim data from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available or as patients from our clinical trials continue other treatments for their disease. Adverse differences between preliminary or interim data and final data could significantly harm our business prospects.

Further, others, including regulatory agencies, may not accept or agree with our assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the approvability or commercialization of the particular product candidate or product and our company in general. In addition, the information we choose to publicly disclose regarding a particular study or clinical trial is based on what is typically extensive information, and others may not agree with what we determine is material or otherwise appropriate information to include in our disclosure. If the interim, top-line, or preliminary data that we report differ from actual results, or if others, including regulatory authorities, disagree with the conclusions reached, our ability to obtain approval for, and commercialize, our product candidates may be harmed, which could harm our business, operating results, prospects or financial condition.

By expending our limited resources to pursue particular product candidates and areas of focus we may fail to capitalize on product candidates or areas of focus that are more profitable or for which there is a greater likelihood of success.

We have focused on research programs and product candidates on the endocrinology and oncology therapeutic areas of focus. As a result, we may forego or delay pursuit of opportunities with other product candidates or in other focus areas that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future research and development programs and product candidates for specific indications may not yield any commercially viable products. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate.

We rely on third-parties to conduct our nonclinical studies and clinical trials. If these third-parties do not successfully carry out their contractual duties or meet expected deadlines, we may be unable to obtain regulatory approval for, or commercialize, our product candidates.

We do not currently have the ability to independently conduct clinical trials or nonclinical studies. We rely on medical institutions, clinical investigators, contract laboratories, collaboration partners and other third-parties, such as CROs, to conduct clinical trials of our product candidates. The third-parties with whom we contract for execution of our clinical trials play a significant role in the conduct of these trials and the subsequent collection and analysis of data. However, these third-parties are not our employees, and except for contractual duties and obligations, we control only certain aspects of their activities and have limited ability to control the amount or timing of resources that they devote to our programs. Although we rely on these third-parties to conduct our nonclinical studies and our clinical trials, we remain responsible for ensuring that each of our nonclinical studies and clinical trials is conducted in accordance with the applicable protocol, legal, regulatory and scientific standards and our reliance on third-parties does not relieve us of our regulatory responsibilities. We and these third-parties are required to comply with current good laboratory practices, or GLPs, for nonclinical studies, and good clinical practices, or GCPs, for clinical studies. GLPs and GCPs are regulations and guidelines enforced by the Competent Authorities of the Member States of the European Economic Area, or EEA, the FDA and comparable foreign regulatory authorities for all of our products in nonclinical and clinical development, respectively. Regulatory authorities enforce GCPs through periodic inspections of trial sponsors, principal investigators and trial sites. If we or any of our third-party contractors fail to comply with applicable regulatory requirements, including GCPs, the clinical data generated in our clinical trials may be deemed unreliable and the EMA, the FDA, or similar regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot be certain that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical trials comply with GCP regulations. In addition, our clinical trials must be conducted with products produced under cGMP regulations. The failure of our contract manufacturers to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process.

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

Undesirable side effects caused by lonapegsomatropin, TransCon PTH, TransCon CNP, or our other product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the EMA, the FDA or similar authorities. In the event that trials conducted by us or any collaboration partners, or trials we conduct with our product candidates, reveal a high and unacceptable severity and prevalence of side effects, such trials could be suspended or terminated and the EMA, the FDA or similar regulatory authorities could order any collaboration partners or us to cease further development of or deny approval of our product candidates for any or all targeted indications. The drug-related side effects could affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Any of these occurrences may harm our business, financial condition and prospects significantly.

Additionally, if we successfully develop a product candidate and it receives marketing approval, the FDA could require us to adopt a Risk Evaluation and Mitigation Strategy, or REMS, to ensure that the benefits of treatment with such product candidate outweigh the risks for each potential patient, which may include, among other things, a communication plan to health care practitioners, patient education, extensive patient monitoring or distribution systems and processes that are highly controlled, restrictive and more costly than what is typical for the industry. For example, in June 2020, we submitted a BLA to the FDA for approval of lonapegsomatropin for the treatment of pediatric GHD. In our discussions with the FDA relating to this BLA submission to date, the FDA has indicated that it has not identified significant safety issues and a REMS is not currently being considered for lonapegsomatropin, if approved; however, the FDA’s review of this BLA submission is ongoing and the FDA may still require us to adopt a REMS for lonapegsomatropin for the treatment of GHD.

In addition, in the event that any of our product candidates receives regulatory approval and we or others later identify undesirable side effects caused by one of our products, a number of potentially significant negative consequences could occur, including:

•	regulatory authorities may withdraw their approval of the product or seize the product;

•	we, or any collaboration partners, may be required to recall the product;

•

additional restrictions may be imposed on the marketing of the particular product or the manufacturing processes for the product or any component thereof, including the imposition of a REMS or requirements for similar actions, such as patient education, certification of health care professionals or specific monitoring;

•	we, or any collaboration partners, may be subject to fines, injunctions or the imposition of civil or criminal penalties;

•	regulatory authorities may require the addition of labeling statements, such as a “black box” warning or a contraindication;

•	we could be sued and held liable for harm caused to patients;

•	the product may become less competitive; and

•	our reputation may suffer.

Any of the foregoing events could prevent us, or any collaboration partners, from achieving or maintaining market acceptance of a particular product candidate, if approved, and could result in the loss of significant revenue to us, which would harm our results of operations and business.

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

We are aware of several pharmaceutical and biopharmaceutical companies that have commenced clinical studies of products or have successfully commercialized products addressing areas that we are targeting. To our knowledge, as of the date of this report, there are no commercially available long-acting growth hormone treatment options in the United States or Europe. A permanently PEGylated long-acting growth hormone developed by GeneScience Pharmaceuticals Co., Ltd. is available in China and the Somatropin Biopartners product (LB03002), is available in Korea. On August 28, 2020, the FDA granted Novo Nordisk Inc. approval of somapacitan for replacement of endogenous growth hormone in adult patients with GHD but as of the date of this report to our knowledge Novo Nordisk has not commercially launched the product in the United States. In January 2021, Novo Nordisk received a positive opinion from the Committee for Medicinal Products for Human Use, under the EMA for once-weekly somapacitan, recommending marketing authorisation for use in adult patients with GHD. Pfizer (in collaboration with OPKO Health Inc.) has submitted to the FDA, a Biologics License Application, or BLA, for somatrogon, a long-acting growth hormone for the treatment of pediatric patients with GHD. In January 2021, Pfizer (in collaboration with OPKO Health) announced the FDA has accepted the regulatory submission and set the PDUFA goal date in October 2021. Other experimental growth hormone therapies based on permanent modification are in different stages of clinical development by various companies, including GeneScience Pharmaceuticals Co., Ltd., Genexine Inc., I-MAB, and JCR Pharmaceuticals Co., Ltd. In addition, Shire plc owns the rights to Natpara, a treatment for hypoparathyroidism. Natpara was voluntarily recalled in September 2019 in the U.S. and is now only available to a limited number of patients through a Special Use Program offered by its manufacturer, Takeda Pharmaceutical Company. In addition, we are aware of several academic groups and companies working on making longer-acting agonists of the PTH receptor, or PTH1R. Other companies and groups are developing or commercializing therapies for hypoparathyroidism, including Shire, Chugai Pharmaceutical Co., Ltd., Entera Bio, Extend Biosciences, Massachusetts General Hospital, Amolyt Pharma, and Eli Lilly and Company. Other companies are developing therapies for achondroplasia, including BioMarin, Pfizer, QED Therapeutics and BioClin Therapeutics. BioMarin Pharmaceutical, Inc. is developing vosoritide for the treatment of achondroplasia, and Therachon and BioClin Therapeutics, Inc. are developing compounds for achondroplasia. Other companies are developing toll like receptor agonists for cancer immunotherapy including: Nektar Therapeutics, CureVac N.V., Seven and Eight Biopharmaceuticals Inc., Idera Pharmaceuticals, Inc., Checkmate Pharmaceuticals, Inc., Exicure, Inc., Bolt Therapeutics, Inc., and Silverback Therapeutics, Inc. In addition to product-based competition, our TransCon technologies face technology-based competition as we believe other companies are developing or evaluating enhanced drug delivery and sustained release technologies. In particular, we believe Nektar Therapeutics, OPKO Health, Inc., ProLynx LLC and Serina Therapeutics, Inc. are developing technologies that use reversible linkers and that may be competitive with our TransCon technologies.

It is also possible that our competitors will commercialize competing drugs or treatments before we can launch any products developed from our product candidates. We also anticipate that we will face increased competition in the future as new companies enter into our target markets.

Furthermore, to the extent we are developing TransCon product candidates that incorporate already approved drugs, we face competition from the pharmaceutical companies which are currently marketing such approved products. These pharmaceutical companies can generally be expected to seek to delay the introduction of competing products through a variety of means including:

•	filing new formulation patent applications on drugs whose original patent protection is about to expire;

•	filing an increasing number of patent applications that are more complex and costly to challenge;

•	filing suits for alleged patent infringement that automatically delay FDA approval;

•	developing patented controlled-release or other “next-generation” products, which may compete with TransCon product candidates;

•	establishing exclusive contracts with third-party payors; or

•	changing product claims and product labeling.

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

Product candidates created utilizing the TransCon technologies employ novel technologies that have not yet been approved by the FDA, EMA or other regulatory authorities. These regulatory authorities have limited experience in evaluating our technologies and product candidates.

Our TransCon technologies allow for the creation of new molecular entities through the transient conjugation of parent drug molecules to our soluble and microparticle TransCon carrier molecules via our TransCon linkers. We develop product candidates based on these novel technologies, and we intend to understand and deliver the requisite demonstration of safety and efficacy that the FDA, the EMA and other regulatory authorities may seek for the approval of product candidates that incorporate the TransCon technologies. It is possible that the regulatory approval process may take significant time and resources and require deliverables from independent third-parties not under our control. For some of our product candidates, the regulatory approval path and requirements may not be clear, which could add significant delay and expense. Delays or failure to obtain regulatory approval of any of the products that we or any collaboration partners develop using our novel technologies would adversely affect our business.

We have limited clinical data on product candidates utilizing our TransCon technologies to indicate whether they are safe or effective for long-term use in humans.

Our product candidates transiently link a parent drug molecule to select TransCon carriers via our TransCon linkers. Once injected, we believe that our prodrugs predictably release the unmodified parent drug molecule over time, thus preserving the parent drug’s original mode of action, and, we believe, the parent drug’s original safety and efficacy profile. We believe that our TransCon carriers remain bound to our TransCon linkers and that they are cleared from the body predominantly by renal filtration and biliary transport with fecal excretion. We have limited clinical data on product candidates utilizing the systemic TransCon technologies to indicate whether they are safe or effective for long-term use in humans, including the safety of any degradation products that may result after the TransCon carrier and TransCon linker are cleaved from the parent drug molecule. As an example, our TransCon prodrugs utilize polyethylene glycol, or PEG, and hydrogels incorporating PEG-based polymers as TransCon carriers. Although the safety and efficacy of PEG and permanently PEGylated proteins has been demonstrated within their respective indications by the approval of drugs such as PegIntron®, PegaSys®, Neulasta®, Somavert®, Cimzia®, Krystexxa®, Adynovate® and Rebinyn® and we are not aware of any evidence for PEG-related safety issues with PEGylated proteins in the clinic, health authorities, including the EMA, have historically posed general questions relating to the distribution, elimination, and the potential for PEG accumulation to pharmaceutical companies involved in the development of PEGylated drug products. If treatment with any of our product candidates in our clinical trials results in concerns about their safety or efficacy, we and any collaboration partners may be unable to successfully develop or commercialize any or all of our TransCon technologies based product candidates or enter into collaborations with respect to our product candidates.

We may seek orphan drug designation for some of our product candidates and we may be unsuccessful, or may be unable to maintain the benefits associated with orphan drug designation, including the potential for market exclusivity, for product candidates for which we obtain orphan drug designation.

Regulatory authorities in some jurisdictions, including the United States, may designate drugs or biologics intended to treat relatively small patient populations as orphan drug products. Under the Orphan Drug Act, the FDA may designate a drug or biologic as an orphan drug if it is intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals in the United States, or a patient population greater than 200,000 in the United States where there is no reasonable expectation that the cost of developing the drug will be recovered from sales in the United States. In the European Union, the EMA’s, Committee for Orphan Medicinal Products grants orphan drug designation to promote the development of products that are intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition affecting not more than five in 10,000 persons in the European Union. Orphan drug designation must be requested before submitting a BLA or NDA in the United States or an MAA in Europe.

If a drug or biologic with an orphan drug designation subsequently receives the first marketing approval for the indication for which it has such designation, the drug or biologic is entitled to a period of marketing exclusivity, which precludes the FDA from approving another marketing application for the same drug and indication for that time period, except in limited circumstances. If our competitors are able to obtain orphan drug exclusivity prior to us, for products that constitute the “same drug” and treat the same indications as our product candidates, we may not be able to have competing products approved by the applicable regulatory authority for a significant period of time. The applicable period is seven years in the United States. The applicable exclusivity period is ten years in the European Union (“EU”), but such exclusivity period can be reduced to six years if a product no longer meets the criteria for orphan designation or if the product is sufficiently profitable so that market exclusivity is no longer justified.

As part of our business strategy, we intend to pursue orphan drug designation for certain of our product candidates. For example, in June 2018 we were granted orphan drug designation by the FDA for TransCon PTH for the treatment of hypoparathyroidism, in February 2019, we were granted orphan drug designation by the FDA for TransCon CNP for the treatment of achondroplasia, and in April 2020, we were granted orphan drug designation by the FDA for lonapegsomatropin for the treatment of GHD. Additionally, in August 2020, we were granted orphan designation by the European Commission for TransCon CNP for the treatment of achondroplasia and in October 2020, we were granted orphan designation by the European Commission for TransCon PTH for Treatment of hypoparathyroidism. In October 2019, we were granted orphan designation by the European Commission for lonapegsomatropin for GHD. However, we may be unsuccessful in obtaining orphan drug designation or orphan designation for other product candidates, and may be unable to maintain the benefits associated with orphan drug designation.

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

The Affordable Care Act, or the ACA, includes a subtitle called the Biologics Price Competition and Innovation Act of 2009, or BPCIA, which created an abbreviated approval pathway for biological products that are biosimilar to or interchangeable with an FDA-licensed reference biological product. Under the BPCIA, an application for a biosimilar product may not be submitted to the FDA until four years following the date that the reference product was first licensed by the FDA. In addition, the approval of a biosimilar product may not be made effective by the FDA until twelve years from the date on which the reference product was first licensed. During this twelve-year period of exclusivity, another company may still market a competing version of the reference product if the FDA approves a full BLA for the competing product containing the sponsor’s own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity and potency of its product. The law is complex and is still being interpreted and implemented by the FDA. As a result, its ultimate impact, implementation and meaning are subject to uncertainty, and any processes adopted by the FDA to implement the BPCIA could have a material adverse effect on the future commercial prospects for our biological products.

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

We have limited direct sales and distribution capabilities and no sales experience with any of our own product candidates. Except for our license agreements with VISEN for Greater China, we have no sales, marketing or distribution agreements for TransCon hGH, TransCon PTH, TransCon CNP, or our other product candidates. We may enter into arrangements with third-parties to market and sell certain of our other product candidates in one or multiple geographies. We may not be able to enter into such marketing and sales arrangements with others on acceptable terms, if at all. To the extent that we enter into marketing and sales arrangements with other companies, our revenues, if any, will depend on the terms of any such arrangements and the efforts of others. These efforts may turn out not to be sufficient.

We currently have a limited sales organization and have no sales experience with any of our own product candidates. To commercialize any of our product candidates, we or any collaboration partners must build and/or maintain marketing, sales, distribution, managerial and other non-technical capabilities or make arrangements with third-parties to perform these services, and we or any collaboration partners may not be successful in doing so. If one or more of our product candidates receives regulatory approval, we may establish a specialty sales organization with technical expertise and supporting distribution capabilities to co-promote and/or commercialize our product candidates, which will be expensive and time consuming. As a company, we have no prior experience in the sale and distribution of pharmaceutical products and there are significant risks involved in building and managing a sales organization, including our ability to hire, retain, and incentivize qualified individuals, generate sufficient sales leads, provide adequate training to sales and marketing personnel, comply with regulatory requirements applicable to the marketing and sale of drug products and effectively manage a geographically dispersed sales and marketing team. Any failure or delay in the development of our internal sales, marketing and distribution capabilities with respect to a non-licensed product candidate would adversely impact the commercialization of such product candidate.

We may choose to work with third-parties that have direct sales forces and established distribution systems, either to augment our own sales force and distribution systems or in lieu of our own sales force and distribution systems. If we are unable to enter into such arrangements on acceptable terms or at all, we may not be able to successfully commercialize our product candidates.

We rely on third-parties to manufacture our preclinical and clinical drug supplies, and we intend to rely on third-parties to produce commercial supplies of any approved product candidate and device.

We do not own facilities for manufacturing our products and product candidates for the potential pivotal clinical studies and/or commercial manufacturing of our products and product candidates. We depend on third-parties to manufacture and provide analytical services with respect to our most advanced product candidates and device.

In addition, if our product candidates are approved, to produce the quantities necessary to meet anticipated market demand, we and/or any collaboration partners will need to secure sufficient manufacturing capacity with third-party manufacturers. If we and/or any collaboration partners are unable to produce our product candidates in sufficient quantities to meet the requirements for the launch of the product or to meet future demand, our revenues and gross margins could be adversely affected. For example, public health epidemics or pandemics, such as the novel coronavirus disease (COVID-19) currently impacting multiple jurisdictions worldwide may impact the ability of our existing or future manufacturers to perform their obligations under our manufacturing agreements with such parties. Such failure or substantial delay could materially harm our business. To be successful, our product candidates must be manufactured in commercial quantities in compliance with regulatory requirements and at acceptable costs. We and/or any collaboration partners will regularly need to secure access to facilities to manufacture some of our product candidates commercially. All of this will require additional funds and inspection and approval by the Competent Authorities of the Member States of the EEA, the FDA and other regulatory authorities. If we and/or any collaboration partners are unable to establish and maintain a manufacturing capacity within our planned time and cost parameters, the development and sales of our products and product candidates as well as our business, results of operations and prospects, and the value of our shares or ADSs could be adversely affected.

We and/or any collaboration partners may encounter problems with aspects of manufacturing product candidates, including the following:

•	production yields;

•	quality control and assurance;

•	shortages of qualified personnel;

•	compliance with FDA and EEA regulations;

•	production costs; and

•	development of advanced manufacturing techniques and process controls.

We evaluate our options for clinical study supplies and commercial production of our product candidates on a regular basis, which may include use of third-party manufacturers, or entering into a manufacturing joint venture relationship with a third party. We are aware of only a limited number of companies on a worldwide basis who operate manufacturing facilities in which our product candidates can be manufactured under cGMP regulations, a requirement for all pharmaceutical products. We cannot be certain that we will be able to contract with any of these companies on acceptable terms, if at all, all of which could harm our business, results of operations and prospects, and the value of our shares or ADSs.

In addition, we, as well as any third-party manufacturer, will be required to register such manufacturing facilities with the FDA (and have a U.S. agent for the facility, if outside the United States), the Competent Authorities of the Member States of the EEA, and other regulatory authorities. The facilities will be subject to inspections confirming compliance with the FDA, the Competent Authorities of the Member States of the EEAs, or other regulatory authority cGMPs requirements. We do not control the manufacturing process of our product candidates, and we are dependent on our contract manufacturing partners for compliance with cGMPs regulations for manufacture of both active drug substances and finished drug products. If we or any third-party manufacturer fails to maintain regulatory compliance, our business, financial condition and results of operations may be harmed, and the FDA, the Competent Authorities of the Member States of the EEA, or other regulatory authorities can impose regulatory sanctions that range from a warning letter to withdrawal of approval to seeking product seizures, injunctions and, where appropriate, criminal prosecution.

Under our agreements with VISEN, we are obligated to use commercially reasonable efforts to supply clinical trial material for VISEN to conduct certain clinical trials, and will negotiate in good faith with VISEN the terms and conditions governing our commercial supply of relevant products to VISEN. In turn, we currently rely on third-party manufacturers in fulfilling our supply obligations to VISEN.

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

Any inability to obtain suppliers, including an inability to obtain, or delay in obtaining, approval of a supplier from the Competent Authorities of the Member States of the EMA, the FDA or other regulatory authorities, would delay or prevent the clinical development and commercialization of our product candidates.

If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit commercialization of our product candidates.

Our business exposes us to potential product liability risks which are inherent in research and development, preclinical and clinical studies, manufacturing, marketing and use of our product candidates. For example, we may be sued if any product we develop allegedly causes injury or is found to be otherwise unsuitable during product testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability, and a breach of warranties. Claims could also be asserted under state consumer protection acts. Product liability claims may be expensive to defend and may result in judgements against us which are potentially punitive. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our product candidates. Even successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

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

It is generally necessary for us to secure certain levels of insurance as a condition for the conduct of clinical studies. We believe that our product liability insurance for clinical studies is sufficient to cover claims. We currently maintain liability insurance with certain specified coverage limits. We cannot be certain that the insurance policies will be sufficient to cover all claims that may be made against us. Our inability to obtain and maintain sufficient product liability insurance at an acceptable cost and scope of coverage to protect against potential product liability claims could prevent or inhibit the commercialization of any products we develop. We currently carry product liability insurance covering use in our clinical trials in the amount of $20 million in the aggregate on our primary insurance policy and $40 million in the aggregate on our excess insurance policy. Any claim that may be brought against us could result in a court judgement or settlement in an amount that is not covered, in whole or in part, by our insurance or that is in excess of the limits of our insurance coverage. Our insurance policies also have various, limits, exclusions and deductibles, and given these various limits, exclusions and deductibles, we may be subject to a product liability claim for which we have no coverage. We will have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts. Moreover, in the future, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses. Product liability insurance is expensive, difficult to obtain and may not be available in the future on acceptable terms.

We will need to significantly increase the size of our organization and we may have difficulties in managing our growth and expanding our operations successfully.

As of December 31, 2020, we had 482 full-time employees worldwide, with key facilities in Denmark, Germany, and the United States. As we advance our product candidates through the development and commercialization process, we will need to expand managerial, operational, financial and other resources to manage our operations, preclinical and clinical trials, research and development activities, regulatory filings, manufacturing and supply activities, and any marketing and commercialization activities or contract with other organizations to provide these capabilities for us. As operations expand, we expect that we will need to manage additional relationships with various suppliers and other organizations. Our ability to manage our operations and growth requires us to continue to improve our operational, financial and management controls, reporting systems and procedures across a global organization. Such growth could place a strain on our administrative and operational infrastructure. We may not be able to make improvements to our management information and control systems in an efficient or timely manner and may discover deficiencies in existing systems and controls. Our management, personnel, systems and facilities currently in place may not be adequate to support this future growth. Our need to effectively execute our growth strategy requires that we either internally, together with collaboration partners or through third-party contractors, as applicable:

•	expand our general and administrative functions;

•	identify, recruit, retain, incentivize and integrate additional employees;

•	manage our internal development efforts effectively while carrying out our contractual obligations to third-parties;

•	establish and build a marketing and commercial organization; and

•	continue to improve our operational, legal, financial and management controls, reporting systems and procedures.

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

We are subject to Section 404 of The Sarbanes-Oxley Act of 2002, or Section 404, and the related rules of the Securities and Exchange Commission, or SEC, which generally require our senior management and independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting. Section 404 requires an annual management assessment of the effectiveness of our internal control over financial reporting, and we are required to include an opinion from our independent registered public accounting firm on the effectiveness of our internal controls over financial reporting.

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

Our potential future revenues and operating results are expected to vary significantly from period to period due to a number of factors. Many of these factors are outside of our control. These factors include:

•	the timing of regulatory approvals, if any, for our most advanced product candidates;

•	the initiation of intellectual property litigation by third-parties or by us;

•	the amount and timing of operating costs and capital expenditures relating to the expansion of our business operations and facilities;

•	the timing of the commencement, completion or termination of collaboration agreements;

•	the timing and amount of payments to us under collaboration agreements, if any;

•	the introduction of new products and services by us, collaboration partners or our competitors;

•	delays in preclinical testing and clinical studies;

•	changes in regulatory requirements for clinical studies;

•	costs and expenses associated with preclinical testing and clinical studies; and

•	payment of license fees for the right to use third-party proprietary rights, if any.

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

In addition, the possible abandonment of the Euro by one or more members of the EU could harm our business in the future. Despite measures taken by the European Union to provide funding to certain EU member states in financial difficulties and by a number of European countries to stabilize their economies and reduce their debt burdens, it is possible that the Euro could be abandoned in the future as a currency by countries that have adopted its use. This could lead to the re-introduction of individual currencies in one or more EU member states. The effects on our business of a potential dissolution of the European Union, the exit of one or more EU. member states from the European Union or the abandonment of the Euro as a currency, are impossible to predict with certainty, and any such events could harm our business, financial condition and results of operations.

The United Kingdom’s withdrawal from the European Union may have a negative effect on global economic conditions, financial markets and our business.

Following a national referendum and enactment of legislation by the government of the United Kingdom, the United Kingdom formally withdrew from the European Union and ratified a trade and cooperation agreement governing its future relationship with the European Union. The agreement, which was applied provisionally from January 1, 2021 until it is ratified by the European Parliament and the Council of the European Union, addresses trade, economic arrangements, law enforcement, judicial cooperation and a governance framework including procedures for dispute resolution, among other things. Because the agreement merely sets forth a framework in many respects and will require complex additional bilateral negotiations between the United Kingdom and the European Union as both parties continue to work on the rules for implementation, significant political and economic uncertainty remains about how the precise terms of the relationship between the parties will differ from the terms before withdrawal.

These developments, or the perception that any related developments could occur, have had and may continue to have a material adverse effect on global economic conditions and financial markets, and may significantly reduce global market liquidity, restrict the ability of key market participants to operate in certain financial markets or restrict our access to capital. Any of these factors could have a material adverse effect on our business, financial condition and results of operations and reduce the price of the ADSs.

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

•

regulatory and compliance risks that relate to maintaining accurate information and control over sales and activities that may fall within the purview of the FCPA, its books and records provisions, or its anti-bribery provisions; and

•	business interruptions resulting from geopolitical actions, including war and terrorism, or natural disasters.

The manufacture of our TransCon product candidates is dependent upon third-party manufacturers that are based in other parts of the world, including Europe and Japan. This manufacturing process requires that the components used in our product candidates are transported long distances, through multiple countries, which increases the risk that issues in the global supply chain or other disruptions to the international marketplace could harm our business.

The parent drug, drug substance, drug product and other components of our product candidates are currently acquired from single-source suppliers. The loss of these suppliers, or their failure to supply could materially and adversely affect our business.

Our growth hormone parent drug as well as our lonapegsomatropin drug substance are supplied by Fujifilm Diosynth Biotechnologies UK Limited, or Fujifilm, pursuant to our agreement with Fujifilm. lonapegsomatropin drug product in vials is manufactured by Vetter Pharma Fertigung, or Vetter, pursuant to our agreement with Vetter. lonapegsomatropin drug product in dual chamber cartridges will be supplied by Vetter for use in our drug delivery device made by Philips Medisize A/S (formerly Medicom Innovation Partner A/S). The intermediates of our proprietary TransCon linkers are made by CARBOGEN AMCIS AG under an agreement with CARBOGEN AMCIS AG and accompanying purchase orders. For products that utilize soluble TransCon carriers, NOF Corporation (Japan), or NOF, supplies PEGs. Furthermore, NOF is responsible for coupling the TransCon linker used for lonapegsomatropin to methoxy PEG, or mPEG, under manufacturing agreements and accompanying purchase orders. Our PTH as well as our TransCon PTH drug substance is supplied by Bachem, Switzerland, pursuant to our agreement with Bachem. Vetter manufactures the TransCon PTH drug product in cartridges and assembles the cartridges with a drug delivery device made by Ypsomed AG. CNP drug substance is supplied by Wacker Biotech, Germany. Our TransCon CNP drug product in vials is manufactured by Vetter pursuant to our agreement with Vetter. With the exception of Lonza, who will be supplying Transcon hGH drug substance, we do not currently have any other suppliers for the drug substance, drug product or other components of our product candidates for lonapegsomatropin, TransCon PTH and TransCon CNP, although we believe that there are alternate sources of supply that could satisfy our clinical and commercial requirements, we cannot provide assurance that identifying alternate sources and establishing relationships with such sources would not result in significant delays in the development of our product candidates. Additionally, we may not be able to enter into supply arrangements with alternative suppliers on commercially reasonable terms or at all. A delay in the development of our product candidates or having to enter into a new agreement with a different third-party on less favorable terms than we have with our current suppliers could have a material adverse impact upon on our business.

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

We are highly dependent on the principal members of our senior management and scientific staff, the loss of whose services could adversely affect the achievement of planned development objectives. In addition, we could experience difficulties attracting and retaining qualified employees in the future. For example, competition for qualified personnel in the biotechnology and pharmaceuticals field is intense due to the limited number of individuals who possess the skills and experience required by our industry. As such, we could have difficulty attracting experienced personnel to our company and may be required to expend significant financial resources in our employee recruitment and retention efforts.

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

Despite the implementation of security measures, our internal computer systems and those of our CROs and other contractors and consultants are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war, telecommunication and electrical failures. Attacks upon information technology systems are increasing in their frequency, levels of persistence, sophistication and intensity, and are being conducted by sophisticated and organized groups and individuals with a wide range of motives and expertise. As a result of the COVID-19 pandemic, we may also face increased cybersecurity risks due to our reliance on internet technology and the number of our employees who are working remotely, which may create additional opportunities for cybercriminals to exploit vulnerabilities. Furthermore, because the techniques used to obtain unauthorized access to, or to sabotage, systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures. We may also experience security breaches that may remain undetected for an extended period. If such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our programs. For example, the loss of clinical trial data from completed or ongoing clinical trials for any of our product candidates could result in delays in our regulatory approval efforts, and the loss of research data could result in delays of our research and development efforts and it would be expensive to recover or reproduce the data. To the extent that any disruption or security breach results in a loss of or damage to our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the further development of our product candidates could be delayed.

The global pandemic caused by COVID-19 could materially adversely impact our business, including our clinical trials, supply chain operation, regulatory timelines and commercial activities.

In December 2019, a novel strain of coronavirus, COVID-19, was reported to have surfaced in Wuhan, China. Since then, the COVID-19 coronavirus has been declared by WHO to be a worldwide pandemic. As a result of the rapidly growing spread of COVID-19 throughout the areas we operate, we may experience disruptions that could severely impact our business and clinical trials, including:

•	delays or difficulties in enrolling and retaining patients in our clinical trials, which could potentially have a negative impact on clinical trial timelines;

•	delays or difficulties in clinical site initiation, including difficulties in recruiting clinical site investigators and clinical site staff;

•	significant increases in expenses required to manage impacts to our business to complete our planned operations within our projected timelines;

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

•	delays in receiving approval from local regulatory authorities to initiate our planned clinical trials;

•	delays in clinical sites receiving the supplies and materials needed to conduct our clinical trials;

•	interruption in global shipping that may affect the transport of clinical trial materials, such as comparator drugs used in certain of our clinical trials;

•	interruptions in our global supply chain with regards to clinical trial and potential commercial grade material;

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

•

in conducting our clinical trials, suppliers may experience delays in providing necessary equipment, consumables and services, which potentially could cause temporary delays in clinical trial activities;

•

global demand for COVID-19 vaccines could result in contract manufactures not having sufficient capacity to meet scheduled manufacturing. In addition, sourcing of certain types of raw materials, consumables and equipment could result in scheduled manufacturing being delayed or postponed;

•

travel restrictions and local outbreaks of COVID-19 could restrict authorities from performing site inspections in connection with their review procedures of marketing applications for lonapegsomatropin, which could potentially delay the commercial launch; and

•

our commercial launch strategy, including for lonapegsomatropin, could be negatively impacted by patients not being able to see their physicians, and similarly, our commercial team not being able to meet with physicians, which could both have a negative impact on the commercial launch strategy.

In addition, the pandemic has caused, and is likely to cause further, disruption to global financial markets. This may reduce our ability to access capital on favorable terms or to access capital at all. Furthermore, sustained adverse market events (such as a recession or depression) resulting from the pandemic could materially and adversely affect our business and the price of our ADSs.

The extent to which the COVID-19 coronavirus further impacts our business and clinical trials will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the speed and extent of geographic spread of the disease, the duration of the outbreak, travel restrictions and social distancing in the affected areas, business closures or business disruptions and the effectiveness of actions taken in the affected areas to contain and treat the disease.

Risks Related to Government Regulatory and Legal Requirements

The regulatory approval processes of the EMA, the FDA and comparable authorities are lengthy, time consuming, and inherently unpredictable. If we are ultimately unable to obtain regulatory approval for our product candidates, our business will be substantially harmed.

The research, testing, manufacturing, labeling, approval, selling, import, export, marketing and distribution of drug products are subject to extensive regulation by the FDA, EU legislative bodies and other regulatory authorities in the United States, the EEA and other jurisdictions, which regulations differ from country to country. We are not permitted to market any drug product in the United States until we receive marketing approval from the FDA. Equally, we are not permitted to market any drug product in the EEA until we receive a marketing authorization from the EMA or EEA Member State Competent Authorities. In September 2020, the FDA filed our BLA for lonapegsomatropin for the treatment for pediatric GHD for substantive review and set a target action date of June 25, 2021, and in September 2020, we submitted a marketing authorization application to the EMA for lonapegsomatropin for the treatment of pediatric hormone growth deficiency. We have not submitted an application or obtained marketing approval for any of our other product candidates anywhere in the world.

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

Prior to obtaining approval to commercialize a drug or biological product candidate in the United States, the EEA or other regions, we must demonstrate with substantial evidence from well-controlled clinical trials, and to the satisfaction of the EMA, the FDA or other similar regulatory authorities, that such drug candidates are safe and effective for their intended uses. The number of nonclinical studies and clinical trials that will be required for FDA, or EMA approval varies depending on the product candidate, the disease or condition that the product candidate is designed to address, and the regulations applicable to any particular product candidate. Results from nonclinical studies and clinical trials can be interpreted in different ways. Even if we believe the nonclinical or clinical data for our product candidates are promising, such data may not be sufficient to support approval by the EMA, the FDA and other regulatory authorities. Administering drug or biological product candidates to humans may produce undesirable side effects, which could interrupt, delay or halt clinical trials and result in the EMA, the FDA or other regulatory authorities denying approval of a product candidate for any or all targeted indications.

The time required to obtain approval by the EMA, the FDA and comparable authorities is unpredictable, typically takes many years following the commencement of clinical studies, and depends upon numerous factors. The EMA, the FDA and comparable authorities have substantial discretion in the approval process and we may encounter matters with the EMA, the FDA or such comparable authorities that requires us to expend additional time and resources and delay or prevent the approval of our product candidates. For example, the FDA or EMA may require us to conduct additional studies or trials for drug or biological product candidates either prior to or post-approval, such as additional drug-drug interaction studies or safety or efficacy studies or trials, or it may object to elements of our clinical development program such as the number of subjects in our current clinical trials from the United States or Europe. In addition, approval policies, regulations or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions, which may cause delays in the approval or result in a decision not to approve an application for regulatory approval. Despite the time and expense exerted, failure can occur at any stage. Applications for our product candidates could fail to receive regulatory approval for many reasons, including but not limited to the following:

•	the EMA, the FDA or other comparable foreign regulatory authorities may disagree with the design or implementation of our, or any collaboration partners’, clinical studies;

•	the population studied in the clinical program may not be sufficiently broad or representative to assure safety in the full population for which approval is sought;

•	the EMA, the FDA or comparable foreign regulatory authorities may disagree with the interpretation of data from preclinical studies or clinical studies;

•

the data collected from clinical studies of our product candidates may not be sufficient to support the submission of an NDA or BLA, marketing authorization application, or other submission or to obtain regulatory approval in the United States, the EEA or elsewhere;

•

we, or any collaboration partners, may be unable to demonstrate to the EMA, the FDA or comparable foreign regulatory authorities that a product candidate’s risk-benefit ratio for its proposed indication is acceptable;

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

We have not yet received any regulatory approvals required for the commercial sale of lonapegsomatropin, TransCon PTH, TransCon CNP, or any of our other product candidates in the United States, the EMA or in any other jurisdiction. In June 2020, we submitted a BLA with the FDA for lonapegsomatropin, for the treatment for pediatric GHD. In September 2020, the FDA filed our BLA for lonapegsomatropin for substantive review and set a target action date of June 25, 2021, and in September 2020, we submitted a marketing authorization application to the EMA for lonapegsomatropin for the treatment of pediatric hormone growth deficiency We have yet to submit an NDA to the FDA for TransCon PTH, TransCon CNP, or any of our other product candidates. We have yet to submit a Marketing Authorization Application, or MAA, to the EMA, national regulatory authorities in Europe or to any international regulatory authorities for TransCon PTH, TransCon CNP, or any of our other product candidates. We have only limited experience in filing and pursuing applications necessary to obtain regulatory approval or licensure, and we cannot be certain that any of our product candidates will be approved or licensed for marketing. The process of applying for regulatory approval is expensive, often takes many years and can vary substantially based upon the type, complexity and novelty of the product candidates involved. If any or all of our product candidates are not approved, this could harm our business, results of operations and prospects, and the value of our shares or ADSs.

If we are unable to file an MAA for approval to the EMA for any of our other product candidates, or if we are required to generate additional data related to safety and efficacy, to obtain approval from the FDA for any of our product candidates, we may be unable to meet our anticipated development and commercialization timelines.

We have developed an auto-injector to facilitate the administration of the product by end-users and additional time may be required to obtain regulatory approval for our auto-injector.

We have developed an auto-injector with Phillips Medisize A/S (formerly Medicom Innovation Partner A/S) to facilitate the administration of lonapegsomatropin by patients. In addition, we have developed a drug delivery device with Ypsomed to facilitate the administration of TransCon PTH by patients. We anticipate the EMA, the FDA and other similar regulatory authorities may require approval of our auto-injector and TransCon PTH drug delivery device as part of the approval of lonapegsomatropin and TransCon PTH. Because of our auto-injector and TransCon PTH drug delivery device, the FDA’s review of lonapegsomatropin and/or TransCon PTH may include the participation of both the FDA’s Center for Drug Evaluation and Research and the FDA’s Center for Devices and Radiological Health, which may complicate or prolong the review, and in the EEA the EMA’s review may require the involvement of an EU Notified Body. As a result, we may experience delays for our auto-injector and lonapegsomatropin and/or our drug delivery device of TransCon PTH and TransCon PTH.

Safety issues with the parent drugs or other components of our product candidates, or with approved products of third-parties that are similar to our product candidates, could give rise to delays in the regulatory approval process.

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

Additionally, problems with approved parent drugs marketed by third-parties that utilize the same therapeutic target as the parent drug we use in our TransCon product candidates could adversely affect the development of our product candidates.

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

Pharmaceutical products, including product candidates employing our TransCon technologies, are subject to extensive and rigorous government regulation. The FDA, the EMA and other regulatory authorities regulate the development, testing, manufacture, safety, efficacy, recordkeeping, labeling, storage, approval, advertising, promotion, sale and distribution of pharmaceutical products. If products employing our TransCon technologies are marketed in countries outside of the European Union and the United States, they will also be subject to extensive regulation by other governments. The regulatory review and approval or licensing process, including preclinical testing and clinical studies of each product candidate, is lengthy, expensive and uncertain. Securing marketing approval requires the submission of extensive preclinical and clinical data and supporting information to the FDA, EMA and/or EEA Competent Authorities for each indication to establish the candidate’s safety and efficacy. The approval process takes many years, requires substantial resources, involves post-marketing surveillance, and may involve ongoing post-marketing studies. While clinical studies are designed with scientific advice from regulatory authorities, such plans must often be put in place years in advance of application for marketing approval. At the time of such application, the clinical and regulatory environment may have changed significantly as a result of new scientific discoveries, competitor product evaluations, changes in medical health care policies, new technical standards and other factors beyond our control.

Regulators can refuse marketing approval, or can require us to repeat previous clinical studies or conduct further clinical studies. A pre-approval inspection of manufacturing facilities by regulatory authorities may need to be completed before marketing approval can be obtained, and such facilities will be subject to periodic inspections that could prevent or delay marketing approval, or require the expenditure of financial or other resources to address. In addition, as part of a review process, the FDA may refer an application for a novel drug or biologic to an advisory committee to review, evaluate and provide a recommendation as to whether the application should be approved and under what conditions. At the time of our mid-cycle review with the FDA relating to our BLA submitted to the FDA for approval of lonapegsomatropin for the treatment of pediatric GHD, the FDA indicated that it had no plans for an Advisory Committee Meeting for our BLA submission; however, there can be no assurance that the FDA will not convene an Advisory Committee Meeting relating to our BLA submission. If we do not succeed in obtaining regulatory approval, or succeed only after delays, this could have a material effect on our ability to generate revenues. Delays in obtaining regulatory approvals may:

•	adversely affect the successful commercialization of any product that we develop;

•	impose costly procedures on us or any collaboration partners;

•	diminish any competitive advantages in the marketplace that we or any collaboration partners may attain; and

•	adversely affect our receipt of revenues or royalties.

Material changes to an approved product, such as manufacturing changes or additional labeling claims, require further FDA and EMA and/or EEA Competent Authorities review and approval before marketing. Once obtained, any approvals may be withdrawn or revoked because of unforeseen safety, effectiveness or potency concerns or failure to comply with governmental regulations. Further, if we, any collaboration partners or our contract manufacturers fail to comply with applicable FDA, EMA, and/or EEA Competent Authorities regulatory requirements at any stage during the regulatory process, the FDA, EMA, and/or EEA Competent Authorities and other regulatory authorities may impose sanctions, including:

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

The governmental regulation of the development of products and product candidates extends beyond clinical studies to approval required for their sale and monitoring of such products after sale. This regulation, approval and monitoring is the responsibility of numerous authorities in Denmark, the United States, the European Union and authorities in other territories. Following any regulatory approval of a product candidate, we, any collaboration partners and the manufacturers of our products will be subject to continuing regulatory obligations, including safety reporting requirements, regulatory oversight of product promotion and marketing, and cGMP requirements. Furthermore, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion and recordkeeping for the product will be subject to extensive and ongoing regulatory requirements. These regulations cover all aspects of manufacturing, testing, quality control and recordkeeping of our products. If we or any collaboration partners or manufacturers fail to comply with applicable regulatory requirements, we may be subject to fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with cGMPs and GCPs for any clinical trials that we conduct post-approval. As such, we and our third-party contract manufacturers will be subject to continual review and periodic inspections to assess compliance with regulatory requirements. Accordingly, we and others with whom we work must continue to expend time, money, and effort in all areas of regulatory compliance, including manufacturing, production, and quality control. Regulatory authorities may also impose significant restrictions on a product’s indicated uses or marketing or impose ongoing requirements for potentially costly post-marketing studies. Furthermore, any new legislation addressing drug safety issues could result in delays or increased costs to assure compliance.

In the United States, advertising and promotional materials must comply with FDA rules in addition to other potentially applicable U.S. laws. In particular, the promotional claims that we would be permitted to make for our products would be limited to those supported by (or, under FDA guidance, consistent with) the approved product labeling. In addition, under the Federal Food, Drug, and Cosmetic Act, particular restrictions are placed on the distribution of human growth hormone products, potentially including lonapegsomatropin. The distribution of product samples to physicians must also comply with the requirements of the Prescription Drug Marketing Act. Manufacturing facilities remain subject to FDA inspection and must continue to adhere to International Conference on Harmonisation of Technical Requirements for Registration of Pharmaceuticals for Human Use and the FDA’s cGMP requirements. Application holders must obtain FDA approval for many product and manufacturing changes, depending on the nature of the change. Sales, marketing, and scientific/educational grant programs must comply with the U.S. Anti-Kickback Statute, the False Claims Act, as amended, the privacy regulations promulgated under the Health Insurance Portability and Accountability Act, or HIPAA, and similar state laws. Certain payments and other transfers of value to U.S. licensed physicians (as defined under statute) and teaching hospitals must be reported under the Physician Payments Sunshine Act. Pricing and rebate programs must comply with the Medicaid Drug Rebate Program requirements of the Omnibus Budget Reconciliation Act of 1990, as amended, and the Veterans Health Care Act of 1992, as amended. If products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. All of these activities are also potentially subject to U.S. consumer protection and unfair competition laws.

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

In addition, the FDA’s policies may change and additional government laws or regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. For example, the results of the 2020 U.S. Presidential Election may impact our business and industry. Namely, the Trump administration took several executive actions, including the issuance of a number of Executive Orders, that could impose significant burdens on, or otherwise materially delay, the FDA’s ability to engage in routine oversight activities such as implementing statutes through rulemaking, issuance of guidance, and review and approval of marketing applications. It is difficult to predict whether or how these orders will be implemented, or whether they will be rescinded and replaced under the Biden administration. The policies and priorities of the new administration are unknown and could materially impact the regulations governing our product candidates. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may be subject to enforcement action and we may not achieve or sustain profitability.

Within the European Union, once a Marketing Authorization is obtained, numerous post-approval requirements also apply, and as in the United States, off-label promotion of medicinal products is not permitted. Furthermore, advertising to the general public of medicinal products which are available on medical prescription only is prohibited. The requirements are regulated by both EU regulations (such as advertising of medicinal products and reporting of adverse events) as well as national applicable regulations (namely related to prices and promotional activities).

The regulatory requirements relating to the manufacturing, testing, marketing and sale of pharmaceutical products are subject to periodic change. This may impact our ability to conduct clinical studies in the European Union. Changes in the regulations governing us could increase costs and adversely affect our business.

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

Disruptions at the FDA and other government agencies caused by funding shortages or global health concerns could hinder their ability to hire, retain or deploy key leadership and other personnel, or otherwise prevent new or modified products from being developed, approved or commercialized in a timely manner or at all, which could negatively impact our business.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, statutory, regulatory, and policy changes, the FDA’s ability to hire and retain key personnel and accept the payment of user fees, and other events that may otherwise affect the FDA’s ability to perform routine functions. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of other government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable. Disruptions at the FDA and other agencies may also slow the time necessary for new drugs, medical devices and biologics or modifications to approved drugs, and biologics to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, over the last several years, including for 35 days beginning on December 22, 2018, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical FDA employees and stop critical activities.

Separately, in response to the COVID-19 pandemic, on March 10, 2020 the FDA announced its intention to postpone most inspections of foreign manufacturing facilities, and on March 18, 2020, the FDA temporarily postponed routine surveillance inspections of domestic manufacturing facilities. Subsequently, on July 10, 2020 the FDA announced its intention to resume certain on-site inspections of domestic manufacturing facilities subject to a risk-based prioritization system. The FDA intends to use this risk-based assessment system to identify the categories of regulatory activity that can occur within a given geographic area, ranging from mission critical inspections to resumption of all regulatory activities. Regulatory authorities outside the United States may adopt similar restrictions or other policy measures in response to the COVID-19 pandemic. If a prolonged government shutdown occurs, or if global health concerns continue to prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews, or other regulatory activities, it could significantly impact the ability of the FDA or other regulatory authorities to timely review and process our regulatory submissions, which could have a material adverse effect on our business. For example, in connection with the FDA’s review of our BLA submission for approval of lonapegsomatropin for the treatment of pediatric GHD, the FDA has indicated a desire to conduct an on-site inspection of certain manufacturing facilities in the United Kingdom. We have discussed with the FDA alternatives for inspection if restrictions imposed due to the COVID-19 pandemic prevent an on-site inspection of the facility in the United Kingdom. However, if the FDA determines it needs to conduct an on-site inspection of certain manufacturing facilities, such as the manufacturing site in the United Kingdom, to approve lonapegsomatropin for the treatment of pediatric GHD, the COVID-19 pandemic could delay approval until an on-site inspection is completed.

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

We and contract manufacturers are subject to significant regulation with respect to manufacturing our product candidates. The manufacturing facilities on which we rely may not continue to meet regulatory requirements or may not be able to meet supply demands.

We depend on third-parties to manufacture products employing our TransCon technologies. Components of a finished therapeutic product approved for commercial sale or used in late-stage clinical studies must be manufactured in accordance with cGMP. These regulations govern manufacturing processes and procedures (including record keeping) and the implementation and operation of quality systems to control and assure the quality of investigational products and products approved for sale. All entities involved in the preparation of product candidates for clinical studies or commercial sale, including our existing contract manufacturers for our product candidates, are subject to extensive regulation. Manufacturing facilities are subject to pre-approval and ongoing periodic inspection by the FDA, EEA Competent Authorities and other corresponding governmental authorities, including unannounced inspections, and must be licensed before they can be used in commercial manufacturing of products employing our TransCon technologies. After regulatory approvals or licensure are obtained, the subsequent discovery of previously unknown manufacturing, quality control or regulatory documentation problems or failure to maintain compliance with the regulatory requirements may result in restrictions on the marketing of a product, revocation of the license, withdrawal of the product from the market, seizures, injunctions, or criminal sanctions. Poor control of production processes can lead to the introduction of contaminants or to inadvertent changes in the properties or stability of our product candidates that may not be detectable in final product testing. We or our contract manufacturers must supply all necessary documentation in support of an NDA, BLA, MAA or comparable regulatory filing on a timely basis and must adhere to cGMP regulations enforced by the FDA, EEA Competent Authorities and other regulatory authorities through their facilities inspection programs. Some of our contract manufacturers have never produced a commercially approved pharmaceutical product and therefore have not obtained the requisite regulatory authority approvals to do so. Although we oversee the contract manufacturers, we cannot control the manufacturing process of, and are completely dependent on, our contract manufacturing partners for compliance with the regulatory requirements. If these facilities do not pass a pre-approval plant inspection, regulatory approval of the products may not be granted or may be substantially delayed until any violations are corrected to the satisfaction of the regulatory authority, if ever. In addition, we have no control over the ability of our contract manufacturers to maintain adequate quality control, quality assurance and qualified personnel.

The regulatory authorities also may, at any time following approval of a product for sale, audit the manufacturing facilities of our third-party contractors. If any such inspection or audit identifies a failure to comply with applicable regulations or if a violation of our product specifications or applicable regulations occurs independent of such an inspection or audit, we or the relevant regulatory authority may require remedial measures that may be costly and/or time consuming for us or a third-party to implement, and that may include the temporary or permanent suspension of a clinical study or commercial sales or the temporary or permanent suspension of production or closure of a facility. Any such remedial measures imposed upon us or third-parties with whom we contract could harm our business.

If we or any of our third-party manufacturers fail to maintain regulatory compliance, the FDA or other applicable regulatory authority can impose regulatory sanctions including, among other things, refusal to approve a pending application for a new pharmaceutical product, withdrawal of an approval, or suspension of production. As a result, our business, financial condition, and results of operations may be harmed.

Additionally, if supply from one approved manufacturer is interrupted, an alternative manufacturer would need to be qualified through an NDA or BLA, a supplemental NDA or BLA, a marketing authorization variation application or equivalent foreign regulatory filing, which could result in further delay. The regulatory authorities may also require additional studies if a new manufacturer is relied upon for commercial production. Switching manufacturers may involve substantial costs and is likely to result in a delay in our desired clinical and commercial timelines. Furthermore, interruption or delay in supplies from one contract manufacturer may cause delays further down the supply chain, as certain contract manufacturers may rely on delivery of materials from other contract manufacturers.

These factors could cause us to incur higher costs and could cause the delay or termination of clinical studies, regulatory submissions, required approvals, or commercialization of our product candidates. Furthermore, if our suppliers fail to meet contractual requirements and we are unable to secure one or more replacement suppliers capable of production at a substantially equivalent cost, our clinical studies may be delayed, or we could lose potential revenue.

Our operations involve hazardous materials and we and third-parties with whom we contract must comply with environmental laws and regulations, which can be expensive and restrict how we do business.

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

The regulations relating to the promotion of products for unapproved uses are complex and subject to substantial interpretation by the EEA Competent Authorities, the FDA and other regulatory authorities, as well as courts. If any of our product candidates receives marketing approval, we will be restricted from marketing the product outside of its approved labeling, also referred to as promotion. However, physicians may nevertheless lawfully prescribe an approved product to their patients in a manner that is inconsistent with the approved label, which is an off-label use.

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

We are exposed to the risk that our employees, independent contractors, principal investigators, CROs, consultants, vendors and collaboration partners may engage in fraudulent conduct or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or unauthorized activities that violate: (1) FDA regulations, including those laws that require the reporting of true, complete and accurate information to the FDA; (2) manufacturing standards; (3) U.S. federal and state fraud and abuse and other healthcare laws and regulations; or (4) laws that require the reporting of true and accurate financial information and data. Specifically, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. These activities also include the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. It is not always possible to identify and deter misconduct by employees and other third-parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. Additionally, we are subject to the risk that a person or government could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant civil, criminal and administrative penalties, damages, monetary fines, possible exclusion from participation in Medicare, Medicaid and other U.S. federal healthcare programs, imprisonment, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

Additionally, our business activities may be subject to the Foreign Corrupt Practices Act, or FCPA, and similar anti-bribery or anti-corruption laws, regulations or rules of other countries in which we operate. The FCPA generally prohibits offering, promising, giving, or authorizing others to give anything of value, either directly or indirectly, to a non-U.S. government official in order to influence official action, or otherwise obtain or retain business. The FCPA also requires public companies to make and keep books and records that accurately and fairly reflect the transactions of the corporation and to devise and maintain an adequate system of internal accounting controls. Our business is heavily regulated and, therefore, involves significant interaction with public officials, including officials of non-U.S. governments. Additionally, in many other countries, the health care providers who prescribe pharmaceuticals are employed by their government, and the purchasers of pharmaceuticals are government entities; therefore, our dealings with these prescribers and purchasers are subject to regulation under the FCPA.

There is no certainty that all of our employees, agents, contractors, or collaborators, or those of our affiliates, will comply with all applicable laws and regulations, particularly given the high level of complexity of these requirements. We have adopted a code of conduct, but it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may be ineffective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these requirements. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business.

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

In the EEA, marketing authorization applications for new medicinal products not authorized in the EU will only be regarded as valid, if they include one of the following: (i) the results of all studies performed and details of all information collected in compliance with a paediatric investigation plan; PIP, agreed with the EMA’s Pediatric Committee, or the PDCO, (ii) a decision of the EMA granting a waiver from the obligation to provide the results of studies in the paediatric population in accordance with a PIP, or (iii) a decision by the EMA agreeing to a deferral of the initiation or completion of some or all of the measures set out in the PIP. The PIP sets out the timing and measures proposed to generate data to support a pediatric indication of the drug for which marketing authorization is being sought. The PDCO can grant a deferral of the obligation to implement some or all of the measures of the PIP until there are sufficient data to demonstrate the efficacy and safety of the product in adults. Further, the obligation to provide pediatric clinical trial data can be waived by the PDCO when these data is not needed or appropriate because the product is likely to be ineffective or unsafe in children, the disease or condition for which the product is intended occurs only in adult populations, or when the product does not represent a significant therapeutic benefit over existing treatments for pediatric patients. Once the marketing authorization is obtained in all Member States of the European Union and study results are included in the product information, even when negative, the product is eligible for six months’ supplementary protection certificate extension. For orphan-designated medicinal products, the ten-year period of market exclusivity is extended to twelve years.

Outside the U.S. and the EEA, approval procedures vary among countries and can involve additional clinical testing, and the time required to obtain approval may differ from that required to obtain FDA or EEA approval. Clinical trials conducted in one country may not be accepted by regulatory authorities in other countries. Approval by the FDA, EMA, or EEA Competent Authorities does not ensure approval by regulatory authorities in other countries, and approval by one or more foreign regulatory authorities does not ensure approval by regulatory authorities in other foreign countries or by the FDA, EMA or EEA Competent Authorities. However, a failure or delay in obtaining regulatory approval in one country may have a negative effect on the regulatory process in others. The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval, EMA, or EEA Competent Authority. We may not be able to file for regulatory approvals or to do so on a timely basis, and even if we do file, we may not receive necessary approvals to commercialize our products in any market.

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

•

U.S. false claims laws which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid, or other third-party payors that are false or fraudulent. In addition, the government may assert that a claim including items or services resulting from a violation of the U.S. federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act;

•

U.S. federal criminal laws that prohibit executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters. Similar to the U.S. federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation;

•

HIPAA, which imposes criminal and civil liability for, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement, in connection with the delivery of, or payment for, healthcare benefits, items or services; similar to the U.S. federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

•

the U.S. federal Physician Payments Sunshine Act, which requires certain manufacturers of drugs, devices, biologics, and medical supplies to report annually to the CMS information related to payments and other transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain other healthcare providers beginning in 2022, and teaching hospitals, and ownership and investment interests held by physicians (as defined under statute) and their immediate family members;

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

Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of our business activities could be subject to challenge under one or more of such laws. The risk of our activities being found in violation of these laws is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations.

Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. If our operations are found to be in violation of any of the laws described above or any other governmental laws and regulations that apply to us, we may be subject to significant penalties, including civil and criminal penalties, damages, fines, the curtailment or restructuring of our operations, the exclusion from participation in U.S. federal and state and/or EEA healthcare programs and imprisonment, any of which could adversely affect our ability to market our products and adversely impact our financial results.

Changes in and failures to comply with U.S. and foreign privacy and data protection laws, regulations and standards may adversely affect our business, operations and financial performance.

The global data protection landscape is rapidly evolving, and we are or may become subject to numerous state, federal and foreign laws, requirements and regulations governing the collection, use, disclosure, retention and security of personal data, such as information that we may collect in connection with clinical trials. Implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future, and we cannot yet determine the impact future laws, regulations, standards, or perception of their requirements may have on our business. This evolution may create uncertainty in our business, affect our ability to operate in certain jurisdictions or to collect, store, transfer use and share personal information, necessitate the acceptance of more onerous obligations in our contracts, result in liability or impose additional costs on us. Complying with these numerous, complex and often changing regulations is expensive and difficult, and any failure or perceived failure to comply with any data privacy laws or security laws, our policies and procedures, our contracts governing our processing of personal information or any security incident or breach involving the misappropriation, loss or other unauthorized use or disclosure of sensitive or confidential patient or consumer information, whether by us, one of our partners or another third-party, could adversely affect our business, financial condition and results of operations, and could result in negative publicity, government investigations and enforcement actions, claims by third-parties and damage to our reputation, any of which could have a material adverse effect on our operations, financial performance and business.

As our operations and business grow, we may become subject to or affected by new or additional data protection laws and regulations and face increased scrutiny or attention from regulatory authorities. In the U.S., HIPAA imposes, among other things, certain standards relating to the privacy, security, transmission and breach reporting of individually identifiable health information. Certain states have also adopted comparable privacy and security laws and regulations, some of which may be more stringent than HIPAA. Such laws and regulations will be subject to interpretation by various courts and other governmental authorities, thus creating potentially complex compliance issues for us and our future customers and strategic partners. In addition, California enacted the California Consumer Privacy Act, or CCPA, which went into effect on January 1, 2020. The CCPA creates individual privacy rights for California consumers and increases the privacy and security obligations of entities handling certain personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. The CCPA may increase our compliance costs and potential liability, and many similar laws have been proposed at the federal level and in other states. Further, the California Privacy Rights Act, or the CPRA, recently passed in California. The CPRA will impose additional data protection obligations on covered businesses, including additional consumer rights processes, limitations on data uses, new audit requirements for higher risk data, and opt outs for certain uses of sensitive data. It will also create a new California data protection agency authorized to issue substantive regulations and could result in increased privacy and information security enforcement. The majority of the provisions will go into effect on January 1, 2023, and additional compliance investment and potential business process changes may be required. In the event that we are subject to or affected by HIPAA, the CCPA, the CPRA or other domestic privacy and data protection laws, any liability from failure to comply with the requirements of these laws could adversely affect our financial condition.

In Europe, the General Data Protection Regulation, or the GDPR imposes strict requirements for processing the personal data of individuals within the EEA, including clinical trial data. For example, the GDPR requires us to make detailed disclosures to data subjects, requires disclosure of the legal basis on which we can process personal data, makes it harder for us to obtain valid consent for processing and in other cases prevents the use of consent as legal basis for processing of personal data, requires the appointment of data protection officers when sensitive personal data, such as health data, is processed on a large scale, provides robust rights for data subjects, imposes mandatory data breach notification through the EU and EEA, imposes additional obligations on us when contracting with service providers and requires us to adopt appropriate privacy governance including policies, procedures, training and data audit. If we do not comply with our obligations under the GDPR, we could be exposed to fines of up to the greater of €20 million or up to 4% of our total global annual revenue in the event of a significant breach. In addition, we may be the subject of litigation and/or adverse publicity, which could adversely affect our business, results of operations and financial condition. The law in this area is also developing rapidly. For example, in July 2020, the Court of Justice of the EU invalidated the Privacy Shield, limiting how organizations could lawfully transfer personal data from the EEA to the U.S. Relatedly, following the United Kingdom’s withdrawal from the EEA and the EU, and the expiry of the transition period, companies have to comply with both the GDPR and the GDPR as incorporated into United Kingdom national law, the latter regime having the ability to separately fine up to the greater of £17.5 million or 4% of global turnover. The relationship between the United Kingdom and the European Union in relation to certain aspects of data protection law remains unclear, for example around how data can lawfully be transferred between each jurisdiction, which exposes us to further compliance risk. We cannot assure you that our third-party service providers with access to our or our customers’, suppliers’, trial patients’, and employees’ personally identifiable and other sensitive or confidential information in relation to which we are responsible will not breach contractual obligations imposed by us, or that they will not experience data security breaches or attempts thereof, which could have a corresponding effect on our business including putting us in breach of our obligations under privacy laws and regulations and/or which could in turn adversely affect our business, results of operations and financial condition.

Legislative or regulatory healthcare reforms in the United States may make it more difficult and costly for us to obtain regulatory clearance or approval of our product candidates in the United States and to produce, market and distribute our products in the United States after clearance or approval is obtained.

From time to time, legislation is drafted and introduced in U.S. Congress that could significantly change the statutory provisions governing the regulatory clearance or approval, manufacture, and marketing of regulated products or the reimbursement thereof. In addition, FDA regulations and guidance are often revised or reinterpreted by the FDA in ways that may significantly affect our business and our product candidates. We cannot determine what effect changes in regulations, statutes, legal interpretation or policies, when and if promulgated, enacted or adopted may have on our business in the future. Such changes could, among other things, require:

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

Since its enactment, there have been judicial, executive and Congressional challenges to certain provisions of, the ACA. For example, the Tax Cuts and Jobs Act, enacted on December 22, 2017, removes penalties for not complying with the ACA’s individual mandate to carry health insurance. On December 14, 2018, a U.S. District Court Judge in the Northern District of Texas, ruled that because the individual mandate is a critical and inseverable feature of the ACA, the remaining provisions of the ACA were invalid as well. Upon appeal, the U.S. Court of Appeals for the Fifth Circuit affirmed that the individual mandate was unconstitutional but remanded the case back to the U.S. District Court to determine what portions of the ACA, if any, might continue to be valid. The U.S. Supreme Court is currently reviewing the case, although it is unclear how the Supreme Court will rule. It is also unclear how other efforts to challenge, repeal or replace the ACA, if any, will impact the law. We cannot predict the ultimate content, timing or effect of any healthcare reform legislation or the impact of potential legislation on us.

In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted, including reductions in Medicare payments to providers, capped at 2% per fiscal year, which went into effect on April 1, 2013. These reductions, extended by subsequent legislation will stay in effect through 2030, with the exception of a temporary suspension from May 1, 2020 through March 31, 2021, unless additional Congressional action is taken. Further, the American Taxpayer Relief Act of 2012 reduced Medicare payments to several types of providers, including hospitals, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

Recently, there has also been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed bills designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for pharmaceutical products. The current presidential administration has offered multiple proposals and plans as means to lower drug costs. Congress and the current administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. The likelihood of implementation of any of these reform initiatives is uncertain, particularly in light of the new Presidential administration. Individual states in the United States have also become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical product pricing, including through constraints on reimbursement, imposition of mandatory discounts, discounts, restrictions on access to certain products, transparency measures, and programs for importation from other countries or bulk purchasing.

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

We will be able to protect our proprietary technologies from unauthorized use by third-parties only to the extent that such proprietary rights are covered by valid and enforceable patents or are effectively maintained as trade secrets. Any non-confidential disclosure to or misappropriation by third-parties of our confidential or proprietary information could enable competitors to quickly duplicate or surpass our technological achievements, thus eroding our competitive position in our market. Where we elect to pursue patent protection on our proprietary technologies, we file, prosecute and maintain international and other national patent applications covering such technologies, including in the United States, Europe, China, and other jurisdictions.

As of December 31, 2020, 28 patents have been issued to us in the United States. 17 patents are directed to our TransCon technologies and five are directed to TransCon hGH. In addition, as of December 31, 2020, we have approximately 170 issued patents in jurisdictions outside of the United States, at least 89 of which are directed to our TransCon technologies, and 43 of which are directed to our product candidates. As of December 31, 2020, our TransCon hGH is covered by seven different patent families and an additional nine patent families covering the auto injector device, our TransCon PTH is covered by nine different patent families and our TransCon CNP is covered by eleven different patent families. Most members of these families are applications in an early stage, so it is impossible to make any statements regarding whether or not they will be granted. We are not aware of any challenge to our issued patents, in the United States, Europe or in any other jurisdiction.

The patent application process, also known as patent prosecution, is expensive and time-consuming, and we and our current or future licensors and licensees may not be able to prepare, file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we or our current licensors, or any future licensors or licensees, will fail to identify patentable aspects of inventions made in the course of development and commercialization activities before it is too late to obtain patent protection on them. Therefore, these and any of our patents and applications may not be prosecuted and enforced in a manner consistent with the best interests of our business. It is possible that defects of form in the preparation or filing of our patents or patent applications may exist, or may arise in the future, for example with respect to proper priority claims, inventorship, etc., although we are unaware of any such defects. If we or our current licensors or licensees, or any future licensors or licensees, fail to establish, maintain or protect such patents and other intellectual property rights, including due to the impact of the COVID-19 pandemic on our or our licensors’ business operations, such rights may be reduced or eliminated. If our current licensors or licensees, or any future licensors or licensees, are not fully cooperative or disagree with us as to the prosecution, maintenance or enforcement of any patent rights, such patent rights could be compromised. If there are material defects in the form or preparation of our patents or patent applications, such patents or applications may be invalid and unenforceable. Any of these outcomes could impair our ability to prevent competition from third-parties, which may harm our business.

The strength of patents in the biotechnology and pharmaceutical field involves complex legal and scientific questions and can be highly uncertain. The patent applications that we own or license may fail to result in issued patents in the United States or in other countries. Even if patents do issue on such patent applications, third-parties may challenge the validity, enforceability or scope thereof, which may result in such patents being narrowed, invalidated or held unenforceable. For example, U.S. patents can be challenged by any person before the USPTO Patent Trial and Appeals Board at any time within the one-year period following that person’s receipt of an allegation of infringement of the patents. Patents granted by the European Patent Office may be similarly opposed by any person within nine months from the publication of the grant. Similar proceedings are available in other jurisdictions, and in the United States, Europe and other jurisdictions third-parties can raise questions of validity with a patent office even before a patent has granted. Furthermore, even if they are unchallenged, our patents and patent applications may not adequately protect our intellectual property or prevent others from designing around our claims. For example, a third-party may develop a competitive product that provides therapeutic benefits similar to one or more of our product candidates but that has a different composition that falls outside the scope of our patent protection. If the breadth or strength of protection provided by the patents and patent applications we hold or pursue with respect to our product candidates is successfully challenged, then our ability to commercialize such product candidates could be negatively affected, and we may face unexpected competition that could harm our business. Further, patents have a limited lifespan. Although various extensions may be available, the life of a patent, and the protection it affords, is limited. If we encounter delays in our clinical trials, the period of time during which we could market our product candidates under patent protection would be reduced. If we do not have sufficient patent life to protect our products, our business and results of operations will be adversely affected.

The degree of future protection of our proprietary rights is uncertain. Patent protection may be unavailable or severely limited in some cases and may not adequately protect our rights or permit us to gain or keep our competitive advantage. For example:

•	we might not have been the first to invent or the first to file the inventions covered by each of our pending patent applications and issued patents;

•	others may independently develop similar or alternative technologies or duplicate any of our technologies;

•	the patents of others may have an adverse effect on our business;

•	any patents we obtain or our in-licensed issued patents may not encompass commercially viable products, may not provide us with any competitive advantages or may be challenged by third-parties;

•	any patents we obtain or our in-licensed issued patents may not be valid or enforceable; or

•	we may not develop additional proprietary technologies that are patentable.

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

Even where laws provide protection, costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and the outcome of such litigation would be uncertain. If we were to initiate legal proceedings against a third-party to enforce a patent covering the product candidate, the defendant could counterclaim that our patent is invalid and/or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness or non-enablement. Patents may be unenforceable if someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. The outcomes of proceedings involving assertions of invalidity and unenforceability are unpredictable. It is possible that prior art of which we and the patent examiner were unaware during prosecution exists, which would render our patents invalid. Moreover, it is also possible that prior art may exist that we are aware of, but that we do not believe are relevant to our current or future patents, that could nevertheless be determined to render our patents invalid. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability of our patents covering one of our product candidates, we would lose at least part, and perhaps all, of the patent protection on such product candidate. Such a loss of patent protection would harm our business. Moreover, our competitors could counterclaim in any suit to enforce our patents that we infringe their intellectual property. Furthermore, some of our competitors have substantially greater intellectual property portfolios, and resources, than we do.

We license intellectual property rights from third-parties. Such licenses may be subject to early termination if we fail to comply with our obligations in our licenses with third-parties, which could result in the loss of rights or technology that are material to our business.

We are or may become a party to licenses that give us rights to third-party intellectual property or technology that is necessary or useful for our business, and we may enter into additional licenses in the future. Under these license agreements, we are or may become obligated to pay the licensor fees, which may include annual license fees, milestone payments, royalties, a percentage of revenues associated with the licensed technology and a percentage of sublicensing revenue. These fees may be significant, which could make it difficult for us to achieve or maintain profitability. In addition, under certain of such agreements, we are or may become required to diligently pursue the development of products using the licensed technology. If we fail to comply with these obligations, including due to the impact of the COVID-19 pandemic on our business operations or our use of the intellectual property licensed to us in an unauthorized manner, and fail to cure our breach within a specified period of time, the licensor may have the right to terminate the applicable license, in which event we could lose valuable rights and technology that are material to our business, harming our ability to develop, manufacture and/or commercialize our platform or product candidates.

In addition, the agreements under which we license intellectual property or technology to or from third-parties can be complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

The licensing and acquisition of third-party intellectual property rights is a competitive practice, and companies that may be more established, or have greater resources than we do, may also be pursuing strategies to license or acquire third-party intellectual property rights that we may consider necessary or attractive in order to commercialize our product candidates. More established companies may have a competitive advantage over us due to their larger size and cash resources or greater clinical development and commercialization capabilities. There can be no assurance that we will be able to successfully complete such negotiations and ultimately acquire the rights to the intellectual property surrounding the additional product candidates that we may seek to acquire. If we fail to obtain in-license any compositions, methods of use, processes or other third-party intellectual property rights at a reasonable cost or on reasonable terms, we could harm our business. If we fail to obtain licenses to necessary third-party intellectual property rights, we may need to cease use of the compositions or methods covered by such third-party intellectual property rights. Furthermore, we may need to seek to develop alternative approaches that do not infringe on such intellectual property rights which may entail additional costs and development delays, even if we were able to develop such alternatives, which may not be feasible. Even if we are able to obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. In that event, we may be required to expend significant time and resources to develop or license replacement technology.

If we are unable to prevent disclosure of our trade secrets or other confidential information to third-parties, our competitive position may be impaired.

In addition to patents, we rely on trade secrets and proprietary know-how. We seek protection, in part, through confidentiality and proprietary information clauses in agreements with our collaboration partners, employees, consultants, outside scientific collaboration partners and sponsored researchers and other advisors. Although we generally require all of our employees, consultants, advisors and any third-parties who have access to our proprietary know-how, information or technology to assign or grant similar rights to their inventions to us, and endeavor to execute confidentiality agreements with all such parties, we cannot be certain that we have executed such agreements with all parties who may have contributed to our intellectual property or who had access to our proprietary information, nor can we be certain that our agreements with such parties will not be breached. These agreements may not effectively prevent disclosure of confidential and proprietary information and may not provide an adequate remedy in the event of unauthorized use or disclosure of confidential and proprietary information. We cannot guarantee that our trade secrets and other confidential proprietary information will not be publicly disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position. Furthermore, the laws of some foreign countries do not protect proprietary rights to the same extent or in the same manner as the laws of the United States. As a result, we may encounter significant problems in protecting and defending our intellectual property both in the United States and abroad. The failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

If we are sued for infringing intellectual property rights of third-parties, it will be costly and time consuming, and an unfavorable outcome in that litigation could harm our business.

Our commercial success depends significantly on our ability to operate without infringing, violating or misappropriating the patents and other proprietary rights of third-parties. Our own technologies may infringe, violate or misappropriate the patents or other proprietary rights of third-parties, or we may be subject to third-party claims of such infringement. Numerous U.S. and foreign issued patents and pending patent applications owned by third-parties exist in the fields in which we are developing our product candidates. For example, we are aware of several issued patents related to auto-injection devices that may be relevant to our auto-injection device under development with Phillips Medisize A/S (formerly Medicom Innovation Partner A/S); however, we believe that these (i) will expire prior to our anticipated product launch, (ii) are invalid, and/or (iii) do not and will not cover our product or device. Additionally, we are aware of an allowed patent application owned by a competitor related to macromolecules capable of releasing CNP variants and methods of treating various disorders including achondroplasia using such macromolecules. Although we believe that these allowed claims are invalid, we could be wrong in our assessment. We cannot be certain that our product candidates will not infringe these or other existing or future patents. The scope of a patent claim is determined by an interpretation of the law, the written disclosure in a patent and the patent’s prosecution history. Our interpretation of the relevance or the scope of a patent or a pending application may be incorrect, which may negatively impact our ability to market our products. Additionally, because patent applications can take many years to issue and may be confidential for 18 months or more after filing, and because pending patent claims can be revised before issuance, there may be applications now pending which may later result in issued patents that may be infringed by the manufacture, use or sale of our product candidates or our TransCon technologies. We may not be aware of patents that have already issued that a third-party might assert are infringed by our product candidates. It is also possible that patents of which we are aware, but which we do not believe are relevant to our product candidates, could nevertheless be found to be infringed by our product candidates. Moreover, we may face patent infringement claims from non-practicing entities that have no relevant product revenue and against whom our own patent portfolio may thus have no deterrent effect. Nevertheless, we are not aware of any valid issued patents that we believe would prevent us from marketing our product candidates, if approved.

In addition, we may face costly and time-consuming intellectual property litigation with the NDA holders, BLA holders and Orange Book patentees of the products in respect of which we seek to obtain FDA approval. Companies that produce branded pharmaceutical products for which there are listed patents in the FDA’s Orange Book routinely bring patent infringement litigation against applicants seeking FDA approval to manufacture and market branded and/or generic forms of their products. Accordingly, we may face patent litigation as a result of our submission of NDA and BLA applications to the FDA or as a result of submitting an MAA with the EMA.

Intellectual property litigation involves many risks and uncertainties, and there is no assurance that we will prevail in any lawsuit brought against us. Third-parties making claims against us for infringement, violation or misappropriation of their intellectual property rights may seek and obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize our product candidates. Further, if a patent infringement suit were brought against us, we could be forced to stop or delay research, development, manufacturing or sales of the product or product candidate that is the subject of the suit. Defense of these claims, regardless of their merit, would cause us to incur substantial expenses and, would be a substantial diversion of resources from our business. In the event of a successful claim of any such infringement, violation or misappropriation, we may need to obtain licenses from such third-parties and we may be prevented from pursuing product development or commercialization and/or may be required to pay damages. We cannot be certain that any licenses required under such patents or proprietary rights would be made available to us, or that any offer to license would be made available to us on commercially reasonable terms. If we cannot obtain such licenses, we may be restricted or prevented from manufacturing and selling products employing our technologies. These adverse results, if they occur, could adversely affect our business, results of operations and prospects, and the value of our shares or ADSs.

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

Litigation may be necessary to:

•	protect and enforce our patents and any future patents issuing on our patent applications;

•	enforce or clarify the terms of the licenses we have granted or may be granted in the future;

•	protect and enforce trade secrets, know-how and other proprietary rights that we own or have licensed, or may license in the future; or

•	determine the enforceability, scope and validity of the proprietary rights of third-parties and defend against alleged patent infringement.

Competitors may infringe our intellectual property. As a result, we may be required to file infringement claims to stop third-party infringement or unauthorized use. This can be expensive, particularly for a company of our size, and time-consuming. We may not have sufficient financial or other resources to adequately conduct such litigation or proceedings and some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace. In addition, in an infringement proceeding, a court may decide that a patent of ours is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patent claims do not cover its technology or that the factors necessary to grant an injunction against an infringer are not satisfied. An adverse determination of any litigation or other proceedings could put one or more of our patents at risk of being invalidated, interpreted narrowly, or amended such that they do not cover our product candidates. Moreover, such adverse determinations could put our patent applications at risk of not issuing, or issuing with limited and potentially inadequate scope to cover our product candidates or to prevent others from marketing similar products.

Interference, derivation or other proceedings brought at the USPTO, may be necessary to determine the priority or patentability of inventions with respect to our patent applications or those of our licensors or potential collaboration partners. Litigation or USPTO proceedings brought by us may fail or may be invoked against us by third-parties. Even if we are successful, domestic or foreign litigation or USPTO or foreign patent office proceedings may result in substantial costs and distraction to our management. We may not be able, alone or with our licensors or potential collaboration partners, to prevent misappropriation of our proprietary rights, particularly in countries where the laws may not protect such rights as fully as in the United States.

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

As is the case with other biopharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involves both technological and legal complexity and is therefore costly, time consuming and inherently uncertain. Patent reform legislation in the United States and other countries, including the Leahy-Smith America Invents Act, or Leahy-Smith Act, signed into law on September 16, 2011, could increase those uncertainties and costs. The Leahy-Smith Act includes a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications are prosecuted, redefine prior art and provide more efficient and cost-effective avenues for competitors to challenge the validity of patents. In addition, the Leahy-Smith Act has transformed the U.S. patent system into a “first to file” system. The first-to-file provisions, however, only became effective on March 16, 2013. Accordingly, it is not yet clear what, if any, impact the Leahy-Smith Act will have on the operation of our business. However, the Leahy-Smith Act and its implementation could make it more difficult to obtain patent protection for our inventions and increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could harm our business, results of operations and financial condition.

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

As of December 31, 2020, 96 of our employees work in Germany and are subject to German employment law. Ideas, developments, discoveries and inventions made by such employees are generally subject to the provisions of the German Act on Employees’ Inventions, which regulates the ownership of, and compensation for, inventions made by employees. Under this act, we face the risk that we may be required to pay additional compensation for assigned patent rights and disputes can occur between us and our employees or ex-employees pertaining to alleged non-adherence to the provisions of this act that may be costly to defend and consume our management’s time and efforts whether we prevail or fail in such dispute. In addition, under the German Act on Employees’ Inventions, certain employees may have retained rights to patents they invented or co-invented before October 2009. Although substantially all of these employees have assigned their interest in these patents to us, to the extent permitted by law, there is a risk that the compensation we provided to them may be deemed to be insufficient and we may be required under German law to increase the compensation due to such employees for the use of the patents. In those cases where employees have not assigned their interests to us, we may need to pay compensation for the use of those patents. If we are required to pay additional compensation or face other disputes under the German Act on Employees’ Inventions, our results of operations could be adversely affected.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

The USPTO and various foreign patent agencies require compliance with a number of procedural, documentary, fee payment and other provisions to maintain patent applications and issued patents. Although an inadvertent lapse, including due to the effect of the COVID-19 pandemic on us or our patent maintenance vendors, can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance with these requirements can result in abandonment or lapse of a patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Losing our patent rights could enable competitors to enter the market earlier than would otherwise have been the case.

Failure to secure trademark registrations for a commercial trade name for any of our product candidates in the United States or elsewhere could adversely affect our business.

We use various trademark rights in our business, including, Ascendis, and our trade name TransCon. Ascendis and TransCon are our only registered trademarks in the United States. A trademark application for lonapegsomatropin has been filed in the United States and the European Union. However, our current or future trademarks and trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks, and we may not be able to obtain trademark protection in other territories that we consider of significant importance to us. Furthermore, we have not yet registered trademarks for a commercial trade name for any other of our product candidates in the United States or elsewhere. During trademark registration proceedings, our trademark applications may be rejected. Although we are given an opportunity to respond to those rejections, we may be unable to overcome such rejections. In addition, in the USPTO and in comparable agencies in many foreign jurisdictions, third-parties can oppose pending trademark applications and seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against our trademarks, and our trademarks may not survive such proceedings. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products, which could result in loss of brand recognition and could require us to devote resources to advertising and marketing our products under new brands. We may license our trademarks and trade names to third-parties, such as distributors. Though these license agreements may provide guidelines for how our trademarks and trade names may be used, a breach of these agreements or misuse of our trademarks and tradenames by our licensees may jeopardize our rights in or diminish the goodwill associated with our trademarks and trade names.

As a result of the United Kingdom’s exit from the European Union, our trademarks in the European Union are likely to require some form of re-registration in the UK. While this is assumed to be a purely administrative act, we may accidentally not perform all required steps in time which may lead to a lapse of our trademarks in the UK.

Moreover, any name we propose to use with our product candidates in the United States or any other country must be approved by the FDA, EMA or any other relevant health authority regardless of whether we have registered it, or applied to register it, as a trademark. The FDA as well as EMA typically conducts a review of proposed product names, including an evaluation of potential for confusion with other product names. If the FDA, EMA or any other relevant approval authority objects to any of our proposed proprietary product names, we may be required to expend significant additional resources in an effort to identify a suitable substitute name that would qualify under applicable trademark laws, not infringe the existing rights of third-parties and be acceptable to the FDA, EMA or any other relevant approval authority.

We may not be able to enforce our intellectual property rights throughout the world.

Patents are of national or regional effect, and filing, prosecuting and defending patents on our product candidates in all countries throughout the world would be prohibitively expensive. The requirements for patentability may differ in certain countries, particularly in developing countries. Moreover, our ability to protect and enforce our intellectual property rights may be adversely affected by unforeseen changes in foreign intellectual property laws. Additionally, laws of some countries outside of the United States and Europe do not afford intellectual property protection to the same extent as the laws of the United States and Europe. For example, patents with claims directed to dry pharmaceutical formulations of TransCon hGH have issued in the United States, Europe, and other jurisdictions, but related claims were rejected in China. This decision is currently on appeal, and we intend to vigorously defend the patentability of these claims. However, we may be unsuccessful, and our patent protection for TransCon hGH may expire sooner in China than in other jurisdictions. Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. The legal systems of some countries, including India, China and certain developing countries, do not favor the enforcement of patents and other intellectual property rights. This could make it difficult for us to stop the infringement of our patents or the misappropriation of our other intellectual property rights. For example, many foreign countries have compulsory licensing laws under which a patent owner must grant licenses to third-parties. Consequently, we may not be able to prevent third-parties from practicing our inventions in certain countries outside the United States and many countries in Europe. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection, if our ability to enforce our patents to stop infringing activities is inadequate. These products may compete with our products, and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

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

We may be subject to claims that we or our employees have misappropriated the intellectual property, including know-how or trade secrets, of a third-party, or claiming ownership of what we regard as our own intellectual property.

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

We may be subject to claims challenging the inventorship or ownership of our patents and other intellectual property.

We may be subject to claims that former employees, collaborators, or other third-parties have an interest in our patents or other intellectual property as an inventor or co-inventor. The failure to name the proper inventors on a patent application can result in the patents issuing thereon being unenforceable. Inventorship disputes may arise from conflicting views regarding the contributions of different individuals named as inventors, the effects of foreign laws where foreign nationals are involved in the development of the subject matter of the patent, conflicting obligations of third-parties involved in developing our product candidates or as a result of questions regarding co-ownership of potential joint inventions. For example, we may have inventorship disputes arise from conflicting obligations of consultants or others who are involved in developing our product candidates. Alternatively, or additionally, we may enter into agreements to clarify the scope of our rights in such intellectual property. Litigation may be necessary to defend against these and other claims challenging inventorship. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

We or our licensors may have relied on third-party consultants or collaborators or on funds from third-parties, such as national governments, such that we or our licensors are not the sole and exclusive owners of the patents we in-licensed. If other third-parties have ownership rights or other rights to our patents, including in-licensed patents, they may be able to license such patents to our competitors, and our competitors could market competing products and technology. This could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and prospects.

Risks relating to our ordinary shares and ADSs

The price of the ADSs may be volatile and the holders of the ADSs may not be able to resell ADSs at or above the price they paid.

The trading price of the ADSs could be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. These factors include:

•	results from, or any delays in, clinical trial programs relating to our product candidates, including clinical trials for lonapegsomatropin, TransCon PTH and TransCon CNP;

•	the effects on our business, operating results, prospects and financial condition of the worldwide COVID-19 pandemic;

•	our ability to apply our TransCon technologies to therapeutic areas other than endocrinology, including the therapeutic area of oncology;

•	our ability to commercialize or obtain regulatory approval for our product candidates, or delays in commercializing or obtaining regulatory approval;

•

announcements of regulatory approval or a complete response letter to our product candidates, or specific label indications or patient populations for its use, or changes or delays in the regulatory review process;

•	announcements relating to current or future collaborations or joint ventures;

•	announcements of therapeutic innovations or new products by us or our competitors;

•	announcements regarding the parent drugs that we use in developing our product candidates;

•	adverse actions taken by regulatory authorities with respect to our clinical trials, manufacturing supply chain or sales and marketing activities;

•	changes or developments in laws or regulations applicable to our product candidates;

•	any adverse changes to our relationship with any manufacturers or suppliers;

•	the success of our testing and clinical trials;

•	the success of our efforts to acquire, license or discover additional product candidates;

•	any intellectual property infringement actions in which we may become involved;

•	announcements concerning our competitors or the pharmaceutical industry in general;

•	achievement of expected product sales and profitability;

•	manufacture, supply or distribution shortages;

•	actual or anticipated fluctuations in our operating results;

•	European Medicines Agency, or EMA, FDA or other similar regulatory actions affecting us or our industry or other healthcare reform measures in the European Union, United States or in other markets;

•	changes in the structure of healthcare payment systems;

•	changes in financial estimates or recommendations by securities analysts;

•	trading volume of the ADSs;

•	sales of ordinary shares and/or ADSs by us, our senior management and board members, holders of the ADSs or our shareholders in the future;

•	general economic and market conditions and overall fluctuations in the United States and international equity markets; and

•	the loss of any of our key scientific or senior management personnel.

In addition, the stock markets in general, and the markets for pharmaceutical, biopharmaceutical and biotechnology stocks in particular, have experienced extreme volatility that may have been unrelated to the operating performance of the issuer. These broad market fluctuations may adversely affect the trading price or liquidity of ADSs. In the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the issuer. If any of the holders of ordinary shares or ADSs were to bring such a lawsuit against us, we could incur substantial costs defending the lawsuit and the attention of our senior management would be diverted from the operation of our business, which could seriously harm our financial position. Any adverse determination in litigation could also subject us to significant liabilities.

ADS holders do not directly hold our ordinary shares and do not have the rights of a holder of our ordinary shares.

ADS holders are not treated as our shareholders and do not have the rights of a holder of our ordinary shares. Danish law governs shareholder rights. Our depositary, Bank of New York Mellon, is the holder of the ordinary shares underlying our ADSs. The deposit agreement among us, the depositary, and all other persons directly and indirectly holding ADSs, sets out ADS holder rights as well as the rights and obligations of the depositary. In addition, our depositary charges certain fees to holders of our ADSs.

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

If our existing shareholders or holders of ADSs sell, or indicate an intention to sell, substantial amounts of our ordinary shares or ADSs representing our ordinary shares in the public market, the trading price of our ADSs could decline. If our outstanding warrants are exercised additional ordinary shares or ADSs will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules and Rule 144 and Rule 701 under the Securities Act. If these additional ordinary shares or ADSs are sold, or if it is perceived that they will be sold, in the public market, the trading price of the ADSs could decline. Any sales of securities by these security holders could have a negative effect on the trading price of the ADSs.

Our principal shareholders and senior management own a significant percentage of our shares and are able to exert significant control over matters subject to shareholder approval.

As of March 1, 2021, our senior management, board members, holders of 5% or more of our share capital and their respective affiliates beneficially own approximately 68.6% of our outstanding voting securities. See “Item 7 A. Major Shareholders” for information relating to the determination of the number of shares beneficially owned by an entity or a person. As a result, these security holders have the ability either alone or voting together as a group to determine and/or significantly influence the outcome of matters submitted to our shareholders for approval, including the election and removal of board members, payment of dividends, amendments to our articles of association, including changes to our share capital or any mergers, demergers, liquidations and similar transactions. This may prevent or discourage unsolicited acquisition proposals or offers for our ordinary shares or ADSs that our shareholders or ADS holders may feel are in their best interest as a shareholder or holder of ADSs. In addition, this group of shareholders may have the ability to control our management and affairs. Such control and concentration of ownership may affect the market price of the ADSs and may discourage certain types of transactions, including those involving actual or potential change of control of us (whether through merger, consolidation, take-over or other business combination), which might otherwise have a positive effect on the market price of the ADSs.

The rights of our shareholders may be different from the rights of shareholders in companies governed by the laws of U.S. jurisdictions.

Our corporate affairs are governed by our articles of association and by the laws governing companies incorporated in Denmark, including the Danish Companies Act. The rights of shareholders and the responsibilities of members of our board of directors may be different from the rights and obligations of shareholders in companies governed by the laws of U.S. jurisdictions. In the performance of its duties, our board of directors is required by Danish law to consider the interests of our company, its shareholders and its creditors. It is possible that some of these parties will have interests that are different from, or in addition to, the interests of our shareholders.

Claims of U.S. civil liabilities may not be enforceable against us.

We are incorporated under the laws of Denmark. Substantially all of our assets are located outside the United States. A significant portion of our board members and employees reside outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce against them or us in U.S. courts, including judgements predicated upon the civil liability provisions of the U.S. securities laws of the United States.

The United States and Denmark currently do not have a treaty providing for the reciprocal recognition and enforcement of judgements, other than arbitration awards, in civil and commercial matters. Consequently, a final judgement for payment given by a court in the United States, whether or not predicated solely upon U.S. securities laws, would not automatically be recognized or enforceable in Denmark. To obtain a judgement which is enforceable in Denmark, the party in whose favor a final and conclusive judgement of the U.S. court has been rendered will be required to file its claim with a court of competent jurisdiction in Denmark. Such party may submit to the Danish court the final judgement rendered by the U.S. court. If and to the extent that the Danish court finds that the jurisdiction of the U.S. court has been based on grounds which are internationally acceptable and that proper legal procedures have been observed, the Danish court should, in principle, give binding effect to the judgement of the U.S. court, unless such judgement contravenes principles of public policy of Denmark. Danish courts are likely to deny the recognition and enforcement of punitive damages or other awards. Moreover, a Danish court may reduce the amount of damages granted by a U.S. court and recognize damages only to the extent that they are necessary to compensate actual losses or damages. Enforcement and recognition of judgements of U.S. courts in Denmark are solely governed by the provisions of the Danish Administration of Justice Act.

Based on the lack of a treaty as described above, U.S. investors may not be able to enforce against us or members of our board of directors, our executive board, our senior management or certain experts named herein who are residents of Denmark or countries other than the United States any judgements obtained in U.S. courts in civil and commercial matters, including judgements under the U.S. federal securities laws.

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

We have adopted and presented our consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and as adopted by the European Union. IFRS is an internationally recognized body of accounting principles that are used by many companies outside of the United States to prepare their financial statements; and the SEC permits foreign private issuers such as our company to prepare and file their financial statements in accordance with IFRS rather than U.S. GAAP. IFRS accounting principles are different from those of U.S. GAAP, and SEC rules do not require us to provide a reconciliation of IFRS accounting principles to those of U.S. GAAP. Investors who are not familiar with IFRS may misunderstand certain information presented in our consolidated financial statements. Accordingly, we suggest that readers of our consolidated financial statements familiarize themselves with the provisions of IFRS accounting principles to better understand the differences between these two sets of principles.

As a foreign private issuer and as permitted by the listing requirements of The Nasdaq Global Select Market, we rely on certain home country governance practices rather than the corporate governance requirements of The Nasdaq Global Select Market.

We qualify as a foreign private issuer. As a result, in accordance with the listing requirements of The Nasdaq Global Select Market, we rely on home country governance requirements and certain exemptions thereunder rather than relying on the corporate governance requirements of The Nasdaq Global Select Market. For instance, the Listing Rules for The Nasdaq Stock Market, or The Nasdaq Listing Rules, for domestic U.S. issuers require listed companies to have, among other things, a majority of their board members be independent, and to have independent director oversight of executive compensation, nomination of board members and corporate governance matters. As a foreign private issuer, however, while we intend to comply with these requirements, we are permitted to follow home country practice in lieu of the above requirements. Danish law does not require that a majority of our board consist of independent directors or the implementation of a remuneration committee or nominating and corporate governance committee, and our board may thus in the future not include, or include fewer, independent directors than would be required if we were subject to The Nasdaq Listing Rules, or they may decide that it is in our interest not to have a remuneration committee or nominating and corporate governance committee, or have such committees governed by practices that would not comply with The Nasdaq Listing Rules. Since a majority of our board of directors may not consist of independent directors if we decide to rely on the foreign private issuer exemption to The Nasdaq Listing Rules, our board’s approach may, therefore, be different from that of a board with a majority of independent directors, and as a result, the management oversight of our company could, in the future, be more limited than if we were subject to The Nasdaq Listing Rules. We intend to follow home country practice with regard to, among other things, quorum requirements generally applicable to general meetings of shareholders.

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

We qualify as a foreign private issuer and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. We may no longer be a foreign private issuer as of June 30, 2021, which would require us to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers as of January 1, 2022. To maintain our current status as a foreign private issuer, either (a) a majority of our ordinary shares or ADSs must be either directly or indirectly owned of record by non-residents of the United States or (b) (i) a majority of our executive officers or directors may not be U.S. citizens or residents, (ii) more than 50% of our assets cannot be located in the United States and (iii) our business must not be administered principally inside the United States. If we lost this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

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

The trading market for the ADSs may be influenced by the research and reports that industry or securities analysts publish about us or our business. If any of the analysts who cover us issue an adverse or misleading opinion regarding us, our business model, our intellectual property or performance of the ADSs, or if our clinical trials and operating results fail to meet the expectations of analysts, the price of the ADSs would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause the price of the ADSs or trading volume to decline.

We may be a “passive foreign investment company” for U.S. federal income tax purposes for our current taxable year and future taxable years, which could result in adverse U.S. federal income tax consequences to U.S. investors.

Under the Internal Revenue Code of 1986, as amended, the determination of passive foreign investment company, or PFIC, status is fact-specific, and generally cannot be made until after the close of the taxable year in question. Based on the market price of our ADSs, the value of our assets and the composition of our income and assets, we do not believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2020. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you we will not be a PFIC for any taxable year.

A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. A separate determination must be made each taxable year as to whether we are a PFIC (after the close of each such taxable year). If we are a PFIC for any taxable year during which a U.S. Holder (as defined in “Taxation—Material U.S. federal income tax consequences to U.S. holders”) holds ordinary shares or ADSs, the U.S. Holder may be subject to adverse tax consequences, including (i) the treatment of all or a portion of any gain on disposition as ordinary income, (ii) the application of an interest charge with respect to such gain and certain dividends and (iii) compliance with certain reporting requirements. Although we do not believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2020, the application of the PFIC rules is subject to uncertainty in several respects. Whether we will be a PFIC in any year depends on the composition of our income and assets, and the relative fair market value of our assets from time to time, which we expect may vary substantially over time. Among other things, because (i) we currently own a significant amount of passive assets, including cash, and (ii) the value of our assets (including our intangible assets) that generate non-passive income for PFIC purposes is uncertain and may vary substantially over time, we cannot assure you we will not be a PFIC for any tax year. Each U.S. Holder is strongly urged to consult its tax advisor regarding these issues. See “Item 10 E. Additional Information—Taxation—Material U.S. Federal Income Tax Consequences to U.S. Holders.”

If a United States person is treated as owning at least 10% of our ordinary shares or ADSs, such holder may be subject to adverse U.S. federal income tax consequences.

If a U.S. Holder (as defined in “Item 10 E. Additional Information—Taxation—Material U.S. Federal Income Tax Consequences to U.S. Holders.”) is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our ordinary shares or ADSs, such U.S. Holder may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group (if any). Because our group includes one or more U.S. subsidiaries, certain of our non-U.S. subsidiaries could be treated as “controlled foreign corporations” (regardless of whether we are treated as a “controlled foreign corporation”). A “United States shareholder” of a “controlled foreign corporation” may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property by “controlled foreign corporations,” regardless of whether we make any distributions. Failure to comply with these reporting obligations may subject a “United States shareholder” to significant monetary penalties and may prevent the statute of limitations from starting with respect to such shareholder’s U.S. federal income tax return for the year for which reporting was due. Further, an individual that is a “United States shareholder” with respect to a “controlled foreign corporation” generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a “United States shareholder” that is a U.S. corporation. We cannot provide any assurances that we will assist investors in determining whether any of our non-U.S. subsidiaries are treated as a “controlled foreign corporation” or whether such investor is treated as a “United States shareholder” with respect to any of such “controlled foreign corporations.” Further, we cannot provide any assurances that we will furnish to any “United States shareholders” information that may be necessary to comply with the aforementioned reporting and tax payment obligations. U.S. Holders should consult their tax advisors regarding the potential application of these rules to their investment in our ordinary shares or ADSs.

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

Our registered office and principal executive offices are located at Tuborg Boulevard 12, DK-2900 Hellerup, Denmark and our telephone number is +45 70 22 22 44. Our agent for service of process in the United States is Ascendis Pharma, Inc. Our corporate website address is www.ascendispharma.com. The information on, or that can be accessed through, our website is not part of and should not be incorporated by reference into this annual report or any other report we file or furnish to the SEC. We have included our website address as an inactive textual reference only. Our ADSs are traded on The Nasdaq Global Select Market under the symbol “ASND”.

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

B. Business Overview

Overview

We are applying our innovative TransCon technologies to build a leading, fully integrated biopharmaceutical company and develop a pipeline of product candidates with potential best-in-class profiles to address unmet medical needs. We have created a portfolio of potential best-in-class rare disease endocrinology product candidates to address unmet medical needs by utilizing our TransCon technologies with clinically validated parent drugs. We currently have three product candidates in clinical development in rare endocrine diseases and two product candidates identified in oncology, our second therapeutic area of focus. We are also working to apply our TransCon technologies in additional therapeutic areas to address unmet patient needs.

Our most advanced investigational product candidate, TransCon Growth Hormone, or TransCon hGH or lonapegsomatropin (the adopted nonproprietary name for TransCon hGH), is currently under regulatory review by the Food and Drug Administration, or the FDA in the U.S. and European Medicines Agency in Europe as a once-weekly long-acting prodrug of recombinant human growth hormone, also referred to as somatropin or hGH, as a potential treatment for pediatric growth hormone deficiency, or GHD.

We are also using our TransCon technologies to develop other product candidates to address rare endocrine diseases. These product candidates include TransCon PTH as a potential treatment for adult hypoparathyroidism and TransCon CNP as a potential therapeutic option for achondroplasia, the most common form of dwarfism.

In addition to our pipeline of candidates in rare endocrine diseases, in January 2019, we disclosed oncology as our second independent therapeutic area of focus for our TransCon technologies. Our goal is to improve treatment efficacy while limiting or reducing toxicity by applying our TransCon technologies to clinically validated drugs, using our unique algorithm for product innovation. We are conducting preclinical studies in the field of oncology to explore multiple potential product candidates and evaluate systemic as well as localized delivery systems using our TransCon technologies. In December 2020, we submitted an investigational new drug application, or IND, to the FDA to initiate the clinical program of TransCon TLR7/8 Agonist, a long-acting prodrug of resiquimod, a small molecule agonist of Toll-like receptors (TLR) 7 and 8. TransCon IL-2 b/g, our second oncology product candidate, is currently in preclinical development.

We believe that the effectiveness of our TransCon technologies is supported by data from our preclinical research and the ongoing clinical programs, including our lonapegsomatropin, TransCon PTH and TransCon CNP programs, as well as findings from our ongoing development of other product candidates. We have applied our TransCon technologies in combination with a clinically validated parent drug or pathway using our algorithm for creating products with the potential to be best-in-class in endocrinology rare diseases, and we plan to apply this algorithm for product selection in new therapeutic areas. We believe this approach may reduce the risks associated with traditional drug development.

TransCon Product Candidate Pipeline

PRODUCT CANDIDATE PRECLINICAL PHASE 1 PHASE 2 PHASE 3 REGULATORY FILING COMMERCIAL RIGHTS Endocrinology rare diseases1 TransCon hGH (lonapegsomatropin) Pediatric growth hormone deficiency2 BLA/MAA SUBMITTED 20203 Adult growth hormone deficiency TransCon PTH Adult hypoparathyroidism TransCon CNP Achondroplasia Oncology TransCon TLR7/8 Agonist TransCon IL-2 B/y Ascendis pharma Ascendis pharma Ascendis pharma Ascendis pharma Ascendis pharma Ascendis pharma

1.	Excludes rights granted to VISEN Pharmaceuticals in Greater China

2.	In phase 3 development for pediatric growth hormone deficiency in Greater China through VISEN Pharmaceuticals

3.	U.S. PDUFA user fee goal date June 25, 2021

We maintain an intellectual property portfolio comprising 198 issued patents and approximately 385 patent applications as of December 31, 2020 with claims directed to composition of matter, process, formulation and/or methods-of-use for our product candidates, including a product-specific device and core TransCon technologies. Other than the rights we have granted to VISEN as noted in this report, we hold worldwide rights to our TransCon technologies and owe no third-party royalty or milestone payment obligations with respect to our TransCon technologies or any of our product candidates. While our TransCon prodrugs may incorporate already approved parent drugs, each of our product candidates is a new molecular entity and is therefore eligible to be granted new intellectual property rights, including new composition of matter patents.

Our Strategy

Our goal is to build a fully integrated global biopharmaceutical company by applying our TransCon technologies to create a pipeline of proprietary products. When we apply our TransCon technologies to already approved drug compounds, we may benefit from established clinical safety and efficacy data, which we believe increases the probability of success compared to traditional drug development. Our algorithm for product innovation focuses on identifying indications that have an unmet medical need, have a clinically validated parent drug or pathway, are suitable to our TransCon technologies, have a clearly differentiated product, have a potential established development pathway and have a large potentially addressable market.

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

For the longer term, our aim is to utilize our product innovation algorithm to advance into new therapeutic areas and create sustainable growth through multiple approaches. We have disclosed oncology as our second therapeutic area of focus and intend to select a third independent therapeutic area as part of our Vision 3x3 strategic roadmap through 2025.

The key elements of Vision 3x3 include to:

•	obtain regulatory approval for three independent endocrinology rare disease products: TransCon hGH for pediatric GHD, TransCon PTH for adult hypoparathyroidism and TransCon CNP for achondroplasia;

•

create further growth of the Company’s endocrinology rare disease pipeline through establishing global clinical reach either directly or through partnerships, pursuit of 9 total indications, label optimization and lifecycle management activities, and through new endocrinology products;

•

establish a global commercial presence for the endocrinology rare disease franchise by building an integrated commercial business in North America and select European countries, and establishing further global presence through partners with local expertise and infrastructure in other geographic areas; and

•	create a third independent therapeutic area with a diversified pipeline built on our TransCon technologies and our unique algorithm for product innovation.

In November 2018, we announced the formation of VISEN Pharmaceuticals, or VISEN, a company established to develop and commercialize our endocrinology rare disease therapies in the People’s Republic of China, Hong Kong, Macau and Taiwan, or Greater China. In connection with the formation of VISEN, under three exclusive license agreements, effective November 7, 2018 and as amended January 4, 2021, or the Rights Agreements, we granted VISEN exclusive rights to develop and commercialize certain product candidates based on our proprietary TransCon technologies, including TransCon hGH, TransCon PTH and TransCon CNP, in Greater China for use in all human indications, subject to certain exceptions. As consideration for the rights granted to VISEN, we received 50% ownership in the outstanding shares of VISEN and concurrently with the rights we granted to VISEN, entities affiliated with Vivo Capital and Sofinnova Ventures purchased shares in VISEN for an aggregate purchase price of $40 million in cash. In January 2021, we invested additional $12.5 million in VISEN as part of VISEN’s $150 million Series B financing. Following the Series B financing, we retained approximately 44% of VISEN’s issued and outstanding shares. We believe our investment in VISEN supports our strategy to extend our endocrinology rare disease portfolio globally and establish a presence in China in partnership with collaborators who have significant experience and knowledge of the biopharmaceutical opportunity in China. In part because VISEN was established in China, we believe VISEN will be able to effectively develop and, if approved, market our innovative technologies to address the needs of the local markets in Greater China.

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

•

Our TransCon systemic carriers are used for providing systemic drug exposure and are based on soluble compounds such as polyethylene glycol, or PEG, or other natural or synthetic polymers. Prodrugs created using our systemic carriers are readily absorbed into the bloodstream after administration, thus minimizing exposure of the subcutaneous tissue to active drug, which we believe may improve injection site tolerability. Our most advanced product candidates, lonapegsomatropin, TransCon PTH and TransCon CNP, utilize PEG as a carrier molecule. PEG is widely used to improve the pharmacokinetic or pharmacodynamic properties of marketed therapeutics. Below is an illustration of our systemic carrier:

TransCon carrier Transcon linker Parent drug (active) Prodrug (Inactive) Parent drug (inactive) Linker cleavage dependent upon pH and temperature Receptor Renal clearance

•

Our TransCon localized carriers are being developed to provide either localized or systemic parent drug exposure. Our TransCon hydrogels may be based on PEG, hyaluronic acid or other biopolymers. Our TransCon hydrogel is designed to self-eliminate to soluble, biocompatible molecules after the drug payload has been released. With our current and future collaboration partners, we are developing certain of the TransCon hydrogel carriers to provide both systemic and localized parent drug delivery applications. When applied for localized delivery, the TransCon hydrogel enables the release of parent drug at high local concentrations while minimizing systemic exposure. We believe this may widen the therapeutic window for parent drugs that suffer from significant systemic side effects and facilitate the development of highly efficacious product opportunities that have improved safety and tolerability profiles. Below is an illustration of our hydrogel carrier:

Parent drug (active) Prodrug (inactive) Receptor Transcon hydrogel carrier TransCon linker Parent drug (inactive) Linker cleavage dependent on pH and temperature Renal clearance

Parent Drug

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

Despite the demonstrated benefits of hGH therapy, adherence continues to be a challenge, as patients treated with daily hGH typically receive thousands of injections over the course of many years. Published studies have shown that the majority of patients on a daily hGH regimen are not fully adherent with their daily dosing schedule, and therefore fail to achieve expected treatment outcomes. According to a 2018 study (Graham et al), as many as seven out of ten pediatric patients are non-adherent to daily growth hormone therapy, which may result in significant reductions in the degree of growth and suboptimal outcomes.

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

Improved growth Height velocity SDS P<0.001 P<0.01 Doses missed per week1 Increased adherence 0 1 2 3 4 >3 2 <1

Figure 1. Negative impact of poor compliance on growth response. Patients missing two or more injections per week had a statistically significant reduction in height velocity. (Cutfield et al, 2011.)

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

Global annual sales from currently marketed hGH products are currently estimated at approximately $4 billion. We believe a significant market opportunity exists for a long-acting version of hGH with comparable efficacy, safety and tolerability as daily hGH products. We are developing lonapegsomatropin as a once-weekly somatropin (hGH) therapy with a target profile designed to have comparable efficacy, safety and tolerability to daily hGH, but with a dosing regimen that could improve adherence and overall health.

Competitive Landscape for Long-Acting Growth Hormone Therapies

Since the 1990s, the pharmaceutical industry has employed various approaches to develop long-acting growth hormone products to reduce the patient burden of daily injections and increase patient compliance with the dosing regimen. These approaches generally fall into two categories: unmodified somatropin (hGH) and permanent modification of growth hormone:

•

Unmodified somatropin (hGH): Two long-acting growth hormone products using encapsulation technologies have previously received regulatory approval in U.S. and Europe and were subsequently discontinued due to commercial challenges. These include Nutropin Depot®, formerly marketed by Genentech, and Somatropin Biopartners, developed by LG Life Sciences and Biopartners GmbH. Nutropin Depot was approved in 1999 and later withdrawn; Somatropin Biopartners (LB03002), was approved by the European Medicines Agency, or EMA, in 2013, and later withdrawn. We believe that the lack of market acceptance is a result of the various safety and tolerability issues that tend to arise with encapsulation technologies.

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

To our knowledge, as of the date of this report, there are no commercially available long-acting growth hormone treatment options in the United States or Europe. A permanently PEGylated long-acting growth hormone developed by GeneScience Pharmaceuticals Co., Ltd. is available in China and the Somatropin Biopartners product (LB03002), is available in Korea.

On August 28, 2020, the FDA granted Novo Nordisk Inc. approval of somapacitan for replacement of endogenous growth hormone in adult patients with GHD but as of the date of this report to our knowledge Novo Nordisk has not commercially launched the product in the United States. In January 2021, Novo Nordisk received a positive opinion from the Committee for Medicinal Products for Human Use, under the EMA for once-weekly somapacitan, recommending marketing authorisation for use in adult patients with GHD. Pfizer (in collaboration with OPKO Health Inc.) has submitted to the FDA, a Biologics License Application, or BLA, for somatrogon, a long-acting growth hormone for the treatment of pediatric patients with GHD. In January 2021, Pfizer (in collaboration with OPKO Health) announced the FDA has accepted the regulatory submission and set the PDUFA goal date in October 2021.

Other experimental growth hormone therapies based on permanent modification are in different stages of clinical development by various companies, including GeneScience Pharmaceuticals Co., Ltd., Genexine Inc., I-MAB, and JCR Pharmaceuticals Co., Ltd.

Our Solution: Lonapegsomatropin

Lonapegsomatropin is an investigational long-acting prodrug of somatropin (hGH) that is being developed for the treatment of GHD. It is designed to maintain the same mode of action as daily therapies by releasing the same growth hormone molecule, somatropin, as daily hGH therapy. lonapegsomatropin is composed of an unmodified somatropin that is transiently bound to a carrier and proprietary linker.

We believe our once-weekly Lonapegsomatropin has the same mode of action and distribution into key growth hormone-responsive tissues, such as brain, bone, muscle, liver and fat tissue, as the hGH administered from daily injections and endogenous growth hormone. We use daily growth hormone as an active comparator in our clinical studies, allowing us to directly compare the activity of lonapegsomatropin to daily growth hormone in an identical clinical setting.

In October 2019, we received Orphan Designation from the European Commission for lonapegsomatropin for pediatric GHD. Orphan Designation is granted to therapies aimed at the treatment, prevention or diagnosis of a disease that is life-threatening or chronically debilitating, affects no more than five in 10,000 persons in the European Union, or EU, and for which no satisfactory method of diagnosis, prevention, or treatment has been authorized (or the product would provide significant additional benefit over existing therapies). We received Orphan Drug Designation, or ODD, from the FDA for lonapegsomatropin as a treatment for GHD in April 2020.

Clinical Development of Lonapegsomatropin for Pediatric GHD

Our phase 3 pediatric program for lonapegsomatropin consists of the heiGHt, fliGHt and enliGHten Trials. The two-year follow-up data for the phase 3 program for pediatric GHD provides the safety database to support our BLA submission to the U.S. FDA in June of 2020 and our Marketing Authorisation Application, or MAA, to the EMA in September of 2020.

Results from the Phase 3 heiGHt Trial in Pediatric Subjects with GHD

The heiGHt Trial was a randomized, open-label, active-controlled phase 3 registrational trial that enrolled 161 children with GHD who had not previously been treated. Subjects received either once-weekly lonapegsomatropin (0.24 mg/kg/week) or daily injections of Genotropin® at 34 µg/kg/day (0.24 mg/kg/week) with a 2:1 randomization. The primary endpoint was annualized height velocity (AHV) at 52 weeks, with a non-inferiority analysis comparing the difference between the two treatment groups, followed by a test of superiority if non-feriority was met. Two subjects, one from each arm, withdrew from the trial prior to the final visit.

Results showed that once-weekly lonapegsomatropin was superior to once-daily hGH on the primary endpoint of AHV at 52 weeks. In the primary analysis of the intent-to-treat population using least squared mean (LS Mean) results from an ANCOVA model, lonapegsomatropin was associated with an AHV of 11.2 cm/year compared to 10.3 cm/year for the daily hGH. The treatment difference was 0.86 cm/year with a 95 percent confidence interval of 0.22 to 1.50 cm/year. The AHV for lonapegsomatropin was significantly greater than the daily hGH (p=0.0088).

The AHV was greater for lonapegsomatropin than for the daily hGH at each visit, with the treatment difference reaching statistical significance from and including week 26 onward. The incidence of subjects with AHV < 8 cm/year at 52 weeks, referred to as poor responders was 4% and 11% in the lonapegsomatropin and daily hGH arms, respectively. All sensitivity analyses completed from the trial support the primary outcome, indicating the robustness of these results.

Results from the trial indicate that lonapegsomatropin was generally safe and well-tolerated, with adverse events consistent with the type and frequency observed with daily hGH therapy and comparable between arms of the trial. No serious adverse events related to study drug were observed in either arm. No treatment-emergent adverse events leading to discontinuation of study drug were observed in either arm.

Additional analyses from the heiGHt Trial showed:

•

No incidence of treatment emergent anti-hGH neutralizing antibodies detected, and post-baseline low level of low-titer non-neutralizing anti-hGH binding antibodies was similar between the two arms (6 [5.7%] in lonapegsomatropin vs. 2 [3.6%] in Genotropin arm).

•	Height SDS at 52 weeks increased over baseline by 1.10 for lonapegsomatropin and by 0.96 for the daily hGH, with the treatment difference increasing at each visit over 52 weeks.

•

Body Mass Index (BMI) was in the normal range over 52 weeks in both the lonapegsomatropin group (with a mean increase in BMI SDS from -0.32 at baseline to -0.03 at Week 52) and in the daily hGH group (with a mean BMI SDS decrease from -0.14 at baseline to -0.40 at week 52).

•	Mean hemoglobin A1c values were generally stable over the course of the trial and remained within the normal range for both arms.

•	Model-derived mean average insulin-like growth factor-1 (IGF-1) SDS values were 0.72 for lonapegsomatropin and -0.02 for the daily hGH at week 52.

•

Adverse events leading to dose reduction (IGF-1 levels or clinical symptoms) occurred twice in the lonapegsomatropin arm (representing 1.9 percent) and once in the daily hGH arm (representing 1.8 percent).

•	Observed change in bone age over 52 weeks from baseline was 1.36 years for the lonapegsomatropin arm and 1.35 years in the daily arm.

Additional Clinical Trials of TransCon hGH in Pediatric Subjects with GHD

The results presented for the heiGHt Trial are consistent with findings from the phase 2 trial, an active-controlled trial which found that three different doses of TransCon hGH were comparable to daily hGH in 53 treatment-naïve, pre-pubertal children with GHD. The phase 2 trial was conducted with a bioequivalent predecessor molecule and designed to evaluate the safety, tolerability, pharmacokinetics, pharmacodynamics and efficacy of TransCon hGH. This 6-month multi-center, randomized, open-label trial compared three dose levels of TransCon hGH (0.14; 0.21; and 0.30 mg GH/kg/week), administered once per week, to Genotropin at 30 µg/kg/day (0.21 mg GH/kg/week), administered as a daily injection. The primary efficacy endpoint was annualized mean height velocity at six months. Mean annualized height velocities among the three dosing levels administered weekly were 11.9 cm for the 0.14 mg/kg/week dose, 12.9 cm for the 0.21 mg/kg/week dose, and 13.9 cm for the 0.30 mg/kg/week dose, which were comparable to 11.6 cm for the active comparator, daily injections of Genotropin at a 0.21 mg/kg/week dose.

The single arm phase 3 fliGHt Trial of lonapegsomatropin was designed to create additional exposures and expand the safety database for lonapegsomatropin in pediatric subjects. In this single arm open-label trial, 146 patients were enrolled, and subjects switched from daily hGH to weekly lonapegsomatropin with a primary objective of evaluating the safety and tolerability of lonapegsomatropin in subjects with pediatric GHD. Results of the trial indicated treatment with lonapegsomatropin was safe and well-tolerated in those with pediatric GHD who were previously treated with commercially-available daily growth hormone therapies. The safety profile of lonapegsomatropin was similar to the published safety profile of daily growth hormone therapies. We believe the results from the fliGHt Trial support switching to once-weekly lonapegsomatropin from a daily hGH, and also provide evidence supporting the tolerability of lonapegsomatropin in subjects under three years of age.

Nearly all subjects who completed the heiGHt or fliGHt Trials have enrolled in the open-label extension study, the enliGHten Trial, which is designed to provide long-term safety data to support the regulatory filings for lonapegsomatropin. We initiated the enliGHten Trial in 2017, and approximately 300 pediatric subjects enrolled. Data from enliGHten formed the long-term safety database supporting our BLA submission to the FDA for lonapegsomatropin for the treatment of pediatric GHD which occurred in June 2020, as well as submission of a MAA to the EMA which occurred in September 2020. The PDUFA user fee goal date is set for June 25, 2021. If approved by the FDA, we expect to commercially launch lonapegsomatropin for the treatment of pediatric GHD in the U.S. in the third quarter of 2021. In addition, in July 2020, we received approval of our proposed Paediatric Investigation Plan covering ages 6 months to less than 18 years of age from the EMA for lonapegsomatropin and we anticipate the European Commission to issue a decision on our MAA in the fourth quarter of 2021.

Additionally, in January 2021, we announced 104-week analysis of data from the ongoing enliGHten Trial, including follow-up on subjects from heiGHt who continued into enliGHten. The data showed maintenance of a treatment advantage in subjects initially treated with lonapegsomatropin beyond the first year of therapy. The safety results, which were comparable to Genotropin in the phase 3 heiGHt Trial, were consistent across the phase 3 clinical trials.

In September 2020, we filed a Clinical Trial Notification with the Pharmaceuticals and Medical Device Agency in Japan to initiate the company’s phase 3 riGHt Trial of lonapegsomatropin for the treatment for pediatric GHD. The primary objective of the riGHt Trial is to evaluate and compare the annualized height velocity of 40 Japanese prepubertal treatment naïve children with GHD treated with weekly lonapegsomatropin to that of a commercially available daily hGH formulation at 52 weeks.

VISEN, our strategic investment partner, is conducting a clinical study in China evaluating lonapegsomatropin for the treatment of pediatric GHD.

Proprietary Auto-injector Development

As part of our effort to improve treatment compliance among children with GHD, we are developing a state-of-the-art auto-injector for the administration of lonapegsomatropin. In May 2019, we introduced the auto-injector into the enliGHten Trial and we expect to make it available to patients in conjunction with a potential commercial launch. Over 160 subjects have used auto-injector and dual-chamber cartridges in the enliGHten extension trial, which we believe meets our objective of collecting required usability data to support inclusion of the auto-injector as part of our initial BLA submission.

The auto-injector provides for room temperature storage, includes an empty-all design and is expected to last for at least four years. With simple operation, the device has a single, low-volume injection for the majority of patients of less than 0.6 mL and requires a small, 31-gauge needle that is only 4 millimeters in length, which is comparable to needles used to administer daily hGH. We are also working on strategies that will enable the auto-injector to integrate with the digital healthcare system, including Bluetooth connectivity features to allow for easy tracking of dosing adherence over time.

Figure 2. Our state-of-the-art auto-injector is designed to improve treatment compliance for children with GHD.

Clinical Development of Lonapegsomatropin in Adults

We have successfully completed a phase 2, European, multi-center, multiple dose, open-label, active-controlled, study to examine the safety, tolerability, pharmacokinetics and pharmacodynamics in 37 adult male and female subjects with GHD. We have also completed several phase 1 trials in healthy adult subjects.

Following our phase 2 study and discussions with the FDA, we submitted an amendment to our IND to initiate the foresiGHt Trial, a global phase 3 study with the aim to demonstrate the metabolic benefits of lonapegsomatropin in adults, with the primary objective to evaluate change in trunk fat percentage. The three arms of the study include patients treated with once-weekly lonapegsomatropin, once-weekly placebo, and daily hGH with patients randomized in a 1:1:1 ratio. The primary endpoint of the study is a change from baseline in percentage trunk fat at 38 weeks. Following the 38-week main period, all patients will receive once-weekly lonapegsomatropin during the 52-week open-label extension. We expect to complete enrollment of foresiGHt by the end of 2021 or early 2022.

Future Development Plans

We are currently evaluating clinical development plans for lonapegsomatropin in additional pediatric indications, and we intend to initiate follow-up clinical trials in the future. We are also considering other potential indications for lonapegsomatropin where a long-acting hGH therapy may offer a best-in-class option for patients with rare growth disorders.

TransCon PTH

Market Opportunity in Hypoparathyroidism

Hypoparathyroidism, or HP, is a rare endocrine disease characterized by deficient or absent parathyroid hormone, or PTH, affecting approximately 200,000 patients in the U.S., Europe, Japan and South Korea. The most common cause in approximately 75% of cases is inadvertent removal or damage to the parathyroid tissue during neck surgery. Patients with HP cannot adequately regulate calcium and phosphate metabolism and suffer from low calcium and elevated phosphate levels in the blood. The condition results in a diverse range of physical, cognitive and emotional symptoms. Short term symptoms include weakness, severe muscle cramps (tetany), abnormal sensations such as tingling, burning and numbness (paresthesia), memory loss, impaired judgement and headache. Over the long term, treatment with the current standard of care, or SoC, can increase risk of major complications, such as extraskeletal calcium depositions occurring within the brain, lens of the eye, and kidneys, which can lead to impaired renal function. Patients often experience decreased quality of life.

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

Current SoC for HP patients primarily consists of active vitamin D and oral calcium supplementation. However, since PTH is not present at the kidney to facilitate calcium reabsorption from the urine, the goal of SoC is to maintain serum calcium (sCa) levels just below or within the lower part of the normal range and thereby limit as much as possible the damage from excess urinary calcium. Nonetheless, SoC frequently leads to significant sCa fluctuations accompanied by symptomatic hyper- or hypocalcemia. SoC with active vitamin D and calcium have been shown to contribute to the risk of renal disease.

HP also poses a high burden on the healthcare system despite current SoC. For example, one survey of 374 patients showed that 72% experienced more than ten symptoms in the preceding twelve months, with symptoms experienced for a mean of 13 ± 9 hours a day. Other studies showed that 79% of HP cases require hospitalizations and that patients with the disease results have a four-fold increase in the risk of renal disease compared to healthy controls. Patients often experience decreased quality of life. We conducted a survey of 42 patients which found that 100 percent of subjects reported negative psychological impacts, interference with daily life and impact on physical functioning from HP, and that 76 percent were either no longer able to work or experienced interference with work productivity.

An effective PTH replacement therapy that fully addresses the condition is not widely available to patients with HP in the U.S. In 2015, NATPARA, PTH(1-84), was approved for once-daily subcutaneous injection as an adjunct to vitamin D and calcium in patients with hypoparathyroidism. NATPARA was voluntarily recalled in September 2019 in the U.S. and is now only available to a limited number of patients through a Special Use Program offered by its manufacturer, Takeda Pharmaceutical Company. We are also aware of several academic groups and companies working on making longer-acting agonists of the PTH receptor, or PTH1R. In addition, other companies and groups are developing or commercializing therapies for hypoparathyroidism, including Shire, Chugai Pharmaceutical Co., Ltd., Entera Bio, Extend Biosciences, Massachusetts General Hospital, Amolyt Pharma, Prolynx Inc., and Eli Lilly and Company.

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

Our Solution: TransCon PTH

TransCon PTH is an investigational long-acting prodrug of parathyroid hormone, or PTH, that is designed as a novel replacement therapy for PTH dosed once-daily to achieve and maintain a steady concentration of PTH in the bloodstream within the normal range, at levels similar to those observed in healthy individuals. TransCon PTH is designed to restore physiologic levels of PTH 24 hours per day, thereby more fully addressing all aspects of the disease including normalizing serum and urinary calcium and serum phosphate levels. Pharmacokinetic data from our phase 1 trial of TransCon PTH in healthy subjects demonstrated a half-life of approximately 60 hours, supporting an infusion-like profile with daily administration.

With once-daily dosing, we believe this substantial half-life extension of PTH could more closely reflect the physiological levels of PTH observed in healthy individuals thereby maintaining blood calcium levels and normalizing urinary calcium excretion. Pharmacokinetic data from multiple ascending dose (MAD) cohorts in our phase 1 trial of TransCon PTH in healthy subjects demonstrated an infusion-like profile of free PTH. By providing steady levels of PTH in the physiological range, we believe TransCon PTH can address the fundamental limitations of short-acting PTH molecules and become a highly differentiated therapy for HP.

Clinical Development of TransCon PTH for Adult Hypoparathyroidism

Our ongoing phase 2 PaTH Forward Trial is evaluating the safety, tolerability and efficacy of three fixed doses (15, 18, or 21 µg per day) of TransCon PTH compared to placebo over a four-week double-blinded period, followed by a range of doses intended to cover the range of individual requirements for hormone replacements in a long-term open-label extension, or OLE, using a ready-to-use prefilled pen device. The goal of PaTH Forward is to evaluate TransCon PTH control of serum and urinary calcium, identify a starting dose for a pivotal phase 3 trial, and establish a titration regimen for complete withdrawal of SoC.

Previously, in May 2018, we completed a phase 1 trial to evaluate the safety tolerability, pharmacodynamics and pharmacokinetics of TransCon PTH in healthy adults. Primary objectives of the trial included assessing the safety and tolerability of single and ten multiple daily doses of TransCon PTH in healthy adults. Secondary objectives of this trial included evaluation of pharmacodynamics, including serum calcium, down regulation of endogenous PTH(1-84), and bone markers; pharmacokinetics following single and multiple daily doses of TransCon PTH; assessment of whether TransCon PTH treatment affects fractional excretion of urinary calcium; and, incidence of anti-PTH and anti-PEG antibodies.

Results of the trial showed that TransCon PTH led to sustained and dose-dependent elevations of serum calcium with low inter-subject variability. This dose-dependent response and low inter-subject variability suggests the ability to titrate and individualize dosing in patients. Following ten repeated doses, free PTH exhibited a flat, infusion-like profile. TransCon PTH was also observed to have the expected effects on renal calcium reabsorption as evaluated by on fractional excretion of calcium, and also down regulation of endogenous PTH(1-84) secretion.

In April 2020, we announced top-line data from the four-week fixed dose, double-blinded portion of PaTH Forward, a global phase 2 study evaluating the safety, tolerability and efficacy of TransCon PTH in adult subjects with hypoparathyroidism. A total of 59 subjects were randomized in a blinded manner to receive fixed doses of TransCon PTH at 15, 18 or 21 µg/day or placebo for four weeks using a ready-to-use prefilled pen injector planned for commercial presentation. All doses of TransCon PTH were well-tolerated, and no serious or severe treatment-related adverse events, or TEAEs, were observed at any point. No treatment-emergent adverse events led to discontinuation of study drug, and the overall incidence of TEAEs was comparable between TransCon PTH and placebo. Additionally, there were no drop-outs during the four-week fixed dose period. In the modified full analysis set (n=57), TransCon PTH eliminated standard of care (i.e. off active vitamin D and ≤ 500 mg per day of calcium supplements) in 100 percent of subjects in the highest dose arm (21 µg/day) and 82 percent of subjects across all dosage arms. Fifty-eight subjects reached the six-month analysis in the OLE portion of the trial, where they receive a customized maintenance dose of TransCon PTH (6 to 30 µg per day).

Preliminary six-month results from the PaTH Forward OLE demonstrated

•	91 percent of all subjects eliminated standard of care (defined as (1) off active vitamin D and (2) ≤500 mg per day of calcium supplements), including 76 percent who eliminated all supplements.

•	86 percent of all subjects normalized or reduced by 50 percent 24-hour urine calcium.

•

All mean summary and subdomain SF-36® Health Survey scores normalized despite all mean scores starting below norms at baseline including subjects randomized to placebo who switched to TransCon PTH group at week four. Importantly, subjects randomized to TransCon PTH demonstrated continued improvements from week four to month six.

•	Bone mineral density mean Z-scores trended towards normalization at week 26.

•

All doses of TransCon PTH were well-tolerated, and no treatment-related serious or severe adverse events were observed at any point. No subjects had PTH treatment-emergent adverse events related to hyper- or hypocalcemia leading to emergency visit, urgent care visit, or hospitalization.

•	Adherence to daily injections of TransCon PTH was 99.8 percent.

As of March 10, 2021, fifty-eight out of the fifty-nine patients continued in the open-label extension portion of the trial, where they receive a customized maintenance dose of TransCon PTH (6 to 30 µg per day).

In September 2020, we submitted an amendment to our IND to initiate PaTHway, our global phase 3 clinical trial evaluating the safety, tolerability and efficacy of TransCon PTH in adults with HP following discussions with FDA and European regulatory authorities. The double-blind, placebo-controlled trial is expected to enroll approximately 76 subjects at sites in North America and Europe in order to obtain 68 evaluable subjects. We expect topline results from this trial in the fourth quarter of 2021. In addition, we are planning to conduct a phase 3 study in Japan designed to evaluate the safety, tolerability, and efficacy of TransCon PTH. We anticipate filing a Clinical Trial Notification for this proposed phase 3 study in the second quarter of 2021.

In June 2018, we were granted ODD by the FDA, for TransCon PTH for the treatment of for hypoparathyroidism. In October 2020, we were granted Orphan Designation by the European Commission for TransCon PTH for the treatment of hypoparathyroidism.

TransCon CNP

Market Opportunity in Achondroplasia

Achondroplasia is the most common form of dwarfism, occurring in about one in 10,000 to 30,000 newborns or approximately 250,000 worldwide. Achondroplasia results in severe skeletal complications and comorbidities, including spinal stenosis due to premature fusion of the foramen magnum, sleep apnea, and chronic ear infections.

Patients often face multiple surgeries to alleviate its many complications. There are currently no FDA-approved pharmacological treatments for achondroplasia.

Achondroplasia is caused by an autosomal dominant activating mutation in fibroblast growth factor receptor 3, or FGFR3, that leads to an imbalance in the effects of the FGFR3 and C-type natriuretic peptide (CNP) signaling pathways. In achondroplasia, mutations in FGFR3 result in constitutive activation, suppressing the proliferation and differentiation of chondrocytes resulting in improper cartilage to bone conversion in the growth plate.

Preclinical and clinical data show that the CNP pathway stimulates growth and increased CNP helps to counteract the effects of the FGFR3 mutation downstream. Administration of a CNP analog to children with achondroplasia and in animal models of achondroplasia has been found to stimulate growth.

BioMarin Pharmaceutical, Inc. is developing vosoritide for the treatment of achondroplasia, and other companies that are developing therapies for achondroplasia include Pfizer, QED Therapeutics and BioClin Therapeutics, Inc.

TransCon CNP continuously inhibits abnormal FGFR3 signaling, restoring proliferation and differentiation of chondrocytes to rebalance bone growth CNP Does not alter the function of fgf receptors or change endogenous levels of fgf ligands, reducing the risk of interfering with normal fgf biology LIGAND TRAGS fgf fgfr3 npr-8 transcos CNP pkg 11 mek 1/7 erk 1/2 GTPFGFR3 NRP-Bchondrocyte differentationplasma membrane12790

Adapted from Current Opin Pediatrics 2010; 22:516-523.

Figure 3. The role of a defect in the FGFR3 signaling pathway in the development of achondroplasia is well understood.

Our Solution: TransCon CNP

TransCon CNP is an investigational long-acting prodrug of C-type natriuretic peptide designed to provide continuous CNP exposure at therapeutic levels with a well-tolerated and convenient once-weekly dose. It is being developed for the treatment of children with achondroplasia. TransCon CNP is designed to provide effective shielding of CNP from neutral endopeptidase degradation in subcutaneous tissue and the blood compartment, minimize binding of CNP to the NPR-C receptor to decrease clearance, reduce binding of CNP to the NPR-B receptor in the cardiovascular system to avoid hypotension, and release unmodified CNP, which is small enough in size to allow effective penetration into growth plates. We believe TransCon CNP offers advantages over short-acting CNP and CNP analogs in development that result in high Cmax levels which may cause adverse cardiovascular events. In addition, we expect a more constant CNP exposure at lower Cmax to correlate with better therapeutic outcomes.

Clinical Development of TransCon CNP for Achondroplasia

TransCon CNP is currently being evaluated in a global phase 2 trial, known as the ACcomplisH Trial, which is designed to evaluate the safety and efficacy of TransCon CNP in children (ages two to ten years) with achondroplasia.

Results from our phase 1 trial of TransCon CNP in healthy adult subjects supported our target product profile for TransCon CNP. In this phase 1, double-blind, randomized, placebo-controlled trial, 45 healthy adult subjects were enrolled. Five doses of TransCon CNP were tested sequentially, beginning with the lowest dose: 3, 10, 25, 75 and 150 µg/kilogram. Up to ten subjects in each dose cohort were randomized to receive TransCon CNP or placebo in a 4:1 ratio. After each cohort completed dosing, a Data Safety Monitoring Board reviewed the blinded data to approve escalation to the next higher dose. The primary endpoint was frequency of adverse events after administration of TransCon CNP. Secondary endpoints included additional safety parameters, tolerability and pharmacokinetics.

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

Transcon cnp 10, 25 , 75 and 150 ug/kg (n=5-8/group) cnp1 (pm) (Mean a SEM)50 , 40 , 35, 30, 25, 20, 15, 10 , 5,0,24,40,72,96,120,144,163 HOURS 150 UG/KG75 ug/kg25 ug/kg10 ug/kgAUC2 CNP1 (h*pm) HOURS DOSE proportional increase in cnp exposure suggests ability to titrate dosingphase 1 showed effective CNP T1/12 of approximately 120 hours ( native CNP T1/2 OF 2-3 MINUTES)5000 4000 3000 2000 1000 0 25 50 75 100 125 150 DOSE CNP (UG/KG)150 UG/KG75 UG/KG25 UG/KG10 UG/KG

[1]	CNP measured as CNP-38.

Figure 4. Pharmacokinetic results for TransCon CNP 10, 25, 75 and 150 µg/kg administered as a once-weekly subcutaneous injection are presented.

Following completion of the phase 1 trial, and a successful submission of an IND in July 2019, we initiated the phase 2 ACcomplisH Trial, a randomized, double-blind, placebo-controlled, sequential rising dose trial to evaluate the safety and efficacy of TransCon CNP in approximately 60 children with achondroplasia (ages two to ten years). Subjects will be randomized to receive either TransCon CNP or placebo in a 3:1 ratio. The primary efficacy endpoint is annualized height velocity at twelve months. Key secondary and additional endpoints include body proportionality and change in BMI, both evaluated after twelve months of weekly TransCon CNP treatment, and patient reported outcome (PRO) measures. We continue to work towards escalating sequential dose cohorts throughout this year.

In collaboration with VISEN, we are sponsoring the ACcomplisH China Trial, a randomized, double-blind, placebo-controlled, phase 2 dose expansion trial to evaluate the safety and efficacy of TransCon CNP in subjects with achondroplasia. The primary endpoint is to evaluate the safety of treatment and its effect on 12-month annualized height velocity. In January 2021, China Center for Drug Evaluation (CDE) of National Medical Products Administration (NMPA) approved VISEN’s IND application to conduct the ACcomplish China Trial.

In parallel, we are conducting the ACHieve Study, a multi-center natural history study designed to gain insight into the experience of pediatric subjects with achondroplasia. ACHieve will study growth velocity, body proportionality, and comorbidities over time of children with achondroplasia up to eight years old. No study medication will be administered.

We plan to provide a TransCon CNP clinical program update in the fourth quarter of 2021.

In February 2019, we were granted ODD by the FDA for TransCon CNP for the treatment of achondroplasia. In August 2020, we received Orphan Designation from the European Commission for TransCon CNP for the of achondroplasia.

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

We are currently advancing two product candidates:

•

TransCon TLR7/8 Agonist is designed for sustained release of TLR7/8 agonist, resiquimod, and intended for intratumoral administration. This product candidate is designed to provide potent activation of the innate immune system in the tumor and draining lymph nodes and to have low risk of systemic toxicity. In December 2020, we filed an IND with the U.S. Food and Drug Administration to initiate the clinical program of TransCon TLR7/8 Agonist with the transcendIT-101 Trial. We expect initial results from the first part of transcendIT-101, monotherapy dose escalation, in the fourth quarter of 2021. We plan to initiate the second part of transcendIT-101, dose escalation of TransCon TLR7/8 Agonist in combination with a checkpoint inhibitor, in the second quarter of 2021.

•

TransCon IL-2 b/g is designed for prolonged exposure of an IL-2 variant that selectively activates the IL-2Rb/g with minimal binding to IL-2Rα. This product candidate is designed to provide potent anti-tumor activity and to have reduced risk of toxicity, such as vascular leak syndrome. We plan to submit an IND or similar for TransCon IL-2 b/g in the third quarter of 2021.

We are evaluating additional TransCon product candidates in nonclinical research studies for the treatment a variety of tumor types. Examples of TransCon product candidates under evaluation include stimulators of innate and adaptive immunity, as well as modulators of the tumor environment. We are exploring systemic and intratumoral administration both as a monotherapy and as a component of combination regimens.

We believe these programs have potential to target multiple steps of the immunity cycle that drives the immune response against tumor cells.

Strategic Collaborations

We also engage in strategic collaborations to further leverage our TransCon technologies in certain geographies with market-leading biopharmaceutical companies. These collaborations aim to further monetize both our TransCon technologies and our internal product candidates, particularly into therapeutic areas where we believe a partner may have more expertise, capability and capital.

In addition, we may choose to pursue a collaboration to develop and market our internal, wholly-owned product candidates in geographic markets outside our core focus of the United States and Europe.

Strategic Investment

VISEN Pharmaceuticals

In November 2018, we announced the formation of VISEN Pharmaceuticals, or VISEN, a company established to develop and commercialize our endocrinology rare disease therapies in the People’s Republic of China, Hong Kong, Macau, and Taiwan, or Greater China. In connection with the formation of VISEN, we granted VISEN exclusive rights to develop and commercialize certain product candidates based on our proprietary TransCon technologies, including TransCon hGH, TransCon PTH and TransCon CNP, in Greater China for use in all human indications, subject to certain exceptions. As consideration for the rights granted to VISEN, we received 50% ownership in the outstanding shares of VISEN and concurrently with the rights we granted to VISEN, entities affiliated with Vivo Capital and Sofinnova Ventures purchased shares in VISEN for an aggregate purchase price of $40 million in cash. In January 2021, we invested additional $12.5 million in VISEN as part of VISEN’s $150 million Series B financing. Following the Series B financing, we retain approximately 44% of VISEN’s issued and outstanding shares. In October 2019, VISEN received approval of a clinical trial application for TransCon hGH from the Center for Drug Evaluation in China and initiated a phase 3 trial in pediatric growth hormone deficiency. In January 2021, China’s CDE approved VISEN’s application to conduct the ACcomplish China Trial, a randomized, double-blind, placebo-controlled, phase 2 dose expansion trial to evaluate the safety and efficacy of TransCon CNP in subjects with ACH.

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

Under the Rights Agreements, we agreed not to research, develop, or commercialize competing products in Greater China, and VISEN agreed not to grant certain rights under its interest in any inventions or intellectual property arising out of the activities conducted under the Rights Agreements to third-parties, in each case, under the terms and conditions specified in the Rights Agreements. We will have the right to exploit inventions and intellectual property arising out of the activities conducted under the Rights Agreements outside of Greater China. Additionally, we granted VISEN a right of first negotiation to develop and commercialize certain of its endocrinology products in Greater China.

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

Amended and Restated Shareholders Agreement

In connection with the Company’s investment in VISEN, on January 8, 2021, the Company entered into an Amended and Restated Shareholders Agreement (the “Amended Shareholders Agreement”), amending and restating the Shareholders Agreement dated November 7, 2018, between the Company and the parties set forth therein (the “Shareholders Agreement”). In addition to rights previously granted under the Shareholders Agreement, under the Amended Shareholders Agreement, the Company has the right to designate two individuals for election to the board of directors of VISEN, which individuals are initially Jan Møller Mikkelsen and Michael Wolff Jensen. In addition, VISEN has agreed that certain specified events (including certain liquidation events) shall require the approval of (i) shareholders of VISEN holding at least 50% of VISEN’s Series B preferred shares, (ii) shareholders of VISEN holding at least 60% of VISEN’s Series A preferred shares and/or (iii) certain members of VISEN’s board of directors. The Amended Shareholders Agreement can be terminated by written agreement among the holders of at least 60% of VISEN’s Series A preferred shares and at least 50% of VISEN’s Series B preferred shares.

Manufacturing

As we do not maintain the capability to manufacture finished drug products, we utilize contract manufacturers to manufacture finished drug product of our proprietary TransCon product candidates intended for clinical or commercial use. We source starting materials for our manufacturing activities from one or more suppliers. For the starting materials necessary for our proprietary TransCon product candidate development, we have agreements for the supply of such starting materials with drug manufacturers or suppliers that we believe have sufficient capacity to meet our demands. However, from time to time, we source critical raw materials and services from one or a limited number of suppliers and there is a risk that if such supply or services were interrupted, it would materially harm our business. In addition, we typically order raw materials and services on a purchase order basis and do not enter into long-term dedicated capacity or minimum supply arrangements. We utilize the services of contract manufacturers to manufacture drug substance required for later phases of clinical development and eventual commercialization for us under all applicable laws and regulations and are subject to long term forecasting obligations and certain minimum purchase requirements for all parts of the commercial supply chain.

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

We do not have, and we do not currently plan to acquire or develop, the facilities or capabilities to manufacture bulk drug substance or filled drug product for use in human clinical trials. We rely on third-party manufacturers to produce the bulk drug substances required for our clinical trials and expect to continue to rely on third-parties to manufacture and test clinical trial drug supplies for the foreseeable future.

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

We also contract with additional third-parties for the filling, labeling, packaging, testing, storage and distribution of our TransCon product candidates. We employ personnel with the significant scientific, technical, production, quality and project management experience required to oversee our network of third-party suppliers and to manage manufacturing, quality data and information for regulatory compliance purposes.

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

The NOF Agreement is effective as of December 21, 2017. The initial term of the NOF Agreement terminates on December 31, 2025 unless earlier terminated. The parties may extend the initial term of NOF Agreement pursuant to a written agreement until five years following the finalization of NOF’s capacity expansion. After the expiration of the initial term of the NOF Agreement, the NOF Agreement continues until it is terminated. The NOF Agreement may be terminated (i) by either party for the other party’s assignment for the benefit of creditors, insolvency, bankruptcy, liquidation, dissolution, or the taking of any action by the other party under an act for relief from creditors, (ii) by either party for the other party’s uncured material breach, (iii) by us after the initial term of the NOF Agreement with one year written notice, or (iv) by mutual agreement of the parties. In addition, the NOF Agreement may be terminated by us in the event of a change of fifty percent or more of the direct or indirect ownership of NOF or manufacturing facilities relevant to the NOF Agreement, if such ownership goes to a third-party materially involved in the treatment of growth related disorders in humans. The NOF Agreement may also be terminated by either party for a continuing event of force majeure.

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

The Carbogen Agreement is effective as of October 26, 2018. The initial term of the Carbogen Agreement expires five years after the first commercial launch of our TransCon hGH product candidate (the “Carbogen Initial Term”) unless earlier terminated. After the expiration of the Carbogen Initial Term of the Carbogen Agreement, the Carbogen Agreement continues until it is terminated. The Carbogen Agreement may be terminated (i) by either party for the other party’s assignment of the Carbogen Agreement for the benefit of creditors, insolvency, bankruptcy, dissolution, or taking of any action under an act for relief from creditors, (ii) by either party for the other party’s uncured material breach, (iii) by us after the Carbogen Initial Term of the Carbogen Agreement with one year written notice, (iv) by Carbogen after the Carbogen Initial Term of the Carbogen Agreement with four years written notice (subject to Carbogen’s technology transfer obligation to an alternate supplier) or (v) by mutual agreement of the parties. In addition, the Carbogen Agreement may be terminated by us in the event of a change of fifty percent or more of the direct or indirect ownership of Carbogen, if such ownership goes to a third-party materially involved in the treatment of growth-related disorders in humans. The Carbogen Agreement may also be terminated by either party for a continuing event of force majeure.

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

The Medicom Agreement is effective as of January 12, 2017. The term of the Medicom Agreement terminates on June 30, 2025 (“Initial Term”) unless earlier terminated or unless extended unilaterally by us, with notice of extension to be given no later than June 30, 2024, by five years until June 30, 2030 (“Extended Term”) after which date it shall continue indefinitely unless terminated. The Medicom Agreement may be terminated (i) by either party for the other party’s bankruptcy or insolvency-related events, (ii) by either party for the other party’s uncured material breach, (iii) by us by not extending the Initial Term into the Extended Term, (iv) by Medicom after the Extended Term of the Medicom Agreement with two year’s advance written notice or by us after the Extended Term of the Medicom Agreement with one year’s advance notice, or (v) by Medicom if we purchase less than an agreed volume of the Medicom Product (provided that we may avoid such termination by paying Medicom’s lost profits up to such agreed minimum volume). In addition, the Medicom Agreement may be terminated by us in the event of a change of control of Medicom, if such control goes to a third-party materially involved in the treatment of certain defined endocrinology diseases in humans. In all events of termination Medicom is obligated to support a tech transfer of manufacture of Medicom Product to an alternate supplier.

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

Fujifilm Commercial Supply Agreement

On January 9, 2019, we entered into a multi-year Commercial Supply Agreement (the “Fujifilm Agreement”) with Fujifilm Diosynth Biotechnologies UK Ltd. (“Fujifilm”). Under the Fujifilm Agreement, Fujifilm has agreed to manufacture and supply TransCon hGH Drug Substance (the “Fujifilm Product”) for our TransCon hGH product candidate. We may purchase TransCon hGH Drug Substance from other manufacturers and are not obligated to purchase Fujifilm Product from Fujifilm, other than a total of six batches each year in 2020 and 2021.

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

Our success will depend on our ability to obtain and maintain patent and other proprietary protection for commercially important technology, inventions and know-how related to our business, defend and enforce our patents, preserve the confidentiality of our trade secrets and operate without infringing the valid and enforceable patents and proprietary rights of third-parties. For more information, please see “Risk Factors—Risks Related to Our Intellectual Property.”

As of December 31, 2020, we own a total of 87 patent families, of which 29 are currently in their priority year or international phase and we own several granted patents in the United States (28), Europe (17), Australia (26), Canada (19), China (7), Israel (13), Indonesia (2), India (4), Korea (3), Malaysia (5), New Zealand (4), Japan (17), Mexico (13), Singapore (7), Russia (10), the United Arab Emirates (1) and South Africa (21) and have approximately 389 pending national/regional applications in a total of 19 jurisdictions (excluding the member states of the European Patent Convention in which our European patents were validated).

So far none of our granted patents has been subject to opposition proceedings, appeals or similar actions aiming at revoking or restricting the scope of a granted patent.

The patent portfolios for the fields containing our most advanced product candidates as of December 31, 2020 are summarized below and the expected expiration dates included in the summary below do not give effect to patent term extensions that may be available.

TransCon hGH

Our patent portfolio related to TransCon hGH includes seven patent families relating to different aspects of TransCon hGH and an additional nine patent families covering various aspects of the auto-injector device for administration of TransCon hGH. The first of these patent families is a composition of matter patent family directed to the particular stoichiometry of TransCon hGH and a related TransCon carrier. As of December 31, 2020, this patent family included patents granted in Europe and the United States. We expect any patents granted in this patent family to expire in October 2024.

The second of these patent families is a composition of matter patent family directed to a TransCon linker used in TransCon hGH. As of December 31, 2020, this patent family included patents granted in the United States, Europe, Australia, Brazil, Canada, Japan and Mexico and included patent applications in Europe, the United States, and Brazil. We expect any patents granted in this patent family to expire in March 2025.

The third of these patent families is a composition of matter patent family directed to a broad class of TransCon hGH lead candidate structures. As of December 31, 2020, this patent family included patents granted in the United States, Europe, Australia, Canada, China, Israel, India, Japan, Mexico, Russia and South Africa and included patent applications in Europe, the United States, Brazil, Canada, India, and Russia. We expect any patents granted in this patent family to expire in April 2029.

The fourth of these patent families is a composition of matter patent family directed to specific dry pharmaceutical compositions comprising TransCon hGH. As of December 31, 2020, this patent family included patents granted in the United States, Europe, Australia, Canada, India, Israel, Mexico, Singapore and South Africa and included patent applications in the United States and Brazil. We expect any patents granted in this patent family to expire in December 2030.

The fifth of these patent families is a composition of matter patent family directed to a broad class of TransCon hGH lead candidate structures. As of December 31, 2020, this patent family included patents granted in the United States, Japan, Russia and South Africa and patent applications in the United States, Europe, Australia, Brazil, Canada, Israel, Japan, South Korea, Mexico, New Zealand, Russia and Singapore. We expect any patents granted in this patent family to expire in November 2035.

The sixth of these patent families is directed to a particular dosage regimen for long-acting growth hormone formulations. As of December 31, 2020, this patent family included patent applications in the United States and in Europe. We expect any patents granted in this patent family to expire in November 2035.

The seventh of these patent families is directed to potential superior efficacy achieved with TransCon hGH treatment. This patent family is currently in PCT phase and any patents granted thereof are expected to expire in March 2040.

Seven of the nine patent families covering the auto-injector device with a filing date of December 29, 2016, include patent applications in the United States, Europe, Australia, Canada, Japan and New Zealand and one granted patent in the United States as of December 31, 2020. We expect any patents granted from these patent families to expire in December 2036. As of December 31, 2020 the other two patent families covering the auto-injector device with a filing date of May 23, 2018 and June 29, 2018, respectively, include patent applications in the United States, Europe, the United Arab Emirates, Australia, Brazil, Canada, China, Indonesia, Israel, India, Japan, South Korea, Mexico, Malaysia, New Zealand, Russia, Singapore and South Africa and one granted patent in South Africa. We expect any patents granted from these patent families to expire in March and June 2038, respectively.

TransCon PTH

Our patent portfolio related to TransCon PTH includes nine patent families relating to different aspects of TransCon PTH. The first of these patent families is a composition of matter patent family directed to the TransCon linker used in TransCon PTH. As of December 31, 2020, this patent family included granted patents in the United States, Europe, the United Arab Emirates, Australia, Canada, China, Israel, Japan, Mexico, Russia and South Africa and included patent applications in Europe, the United States, Brazil and Russia. We expect any patents granted in this family to expire in January 2029.

The second of these patent families is a composition of matter patent family directed to a broad class of TransCon PTH candidate structures. As of December 31, 2020, this patent family included patent applications in the United States, Europe, Australia, Brazil, Canada, China, Indonesia, Israel, India, Japan, South Korea, Mexico, Malaysia, New Zealand, Russia, Singapore and Thailand and a granted patent in South Africa. We expect any patents granted in this patent family to expire in February 2037.

The third and fourth of these patent families are method of treatment patent families directed to a particular dosage regimen. As of December 31, 2020, one of these patent families includes patent applications in the United States, Europe, Australia, Brazil, Canada, China, Israel, Indonesia, Japan, South Korea, Mexico, Malaysia, New Zealand, Russia, Singapore and Thailand and a granted patent in South Africa. The other one of these patent families includes patent applications in the United States, Europe, Australia, Canada, China and Japan. We expect any patents granted in this patent family to expire in September 2037.

The fifth of these patent families is a composition of matter family directed to PTH compounds exhibiting a beneficial pharmacokinetic profile. As of December 31, 2020, this patent family includes patent applications in the United States, Europe, Australia, Brazil, Canada, China, Israel, Japan, South Korea, Mexico, New Zealand, Russia and Singapore and a granted patent in South Africa. We expect any patents granted in this patent family to expire in September 2037.

The sixth patent family relates to a starting dose for treatment with reversible PTH conjugates. As of December 31, 2020, this patent family includes patent applications in the United States, Europe, Australia, Brazil, Canada, China, Indonesia, Israel, Japan, South Korea, Mexico, Malaysia, New Zealand, Russia, Singapore, Thailand and South Africa. We expect any patents granted from this patent family to expire in May 2039.

The seventh patent family relates to a pharmaceutical composition comprising reversible PTH conjugates. As of December 31, 2020, this patent family consists of an international application. We expect any patents granted from this patent family to expire in February 2040.

The eighth and ninth patent families relate to a method of titrating hypoparathyroidism patients off of standard of care within four weeks from the beginning of daily treatment with a PTH compound and the treatment of the physical and mental well-being of hypoparathyroidism patients, respectively. As of December 31, 2020, these patent families are in their priority year. We expect any patents granted from these patent families to expire in January 2041 and September 2041, respectively.

TransCon CNP

Our patent portfolio related to TransCon CNP includes eleven patent families relating to different aspects of TransCon CNP. The first of these patent families is a composition of matter patent family directed to the particular stoichiometry of TransCon CNP and a related TransCon carrier. As of December 31, 2020, this patent family included patents granted in Europe and the United States and a patent application in Europe. We expect any patents granted in this patent family to expire in October 2024.

The second of these patent families is a composition of matter patent family directed to the TransCon linker used in TransCon CNP. As of December 31, 2020, this patent family included granted patents in the United States, Europe, the United Arab Emirates, Australia, Brazil, Canada, China, Israel, Japan, Mexico and South Africa and included patent applications in Europe, the United States, Brazil, Mexico and Russia. We expect any patents granted in this family to expire in January 2029.

The third of these patent families is a composition of matter patent family directed to a broad class of TransCon CNP candidate structures. As of December 31, 2020, this patent family included patent applications in the United States, Europe, Australia, Brazil, Canada, China, Israel, India, Japan, South Korea, Mexico, Malaysia, New Zealand, Russia, Singapore and Thailand and a granted patent in Russia, Singapore and South Africa. We expect any patents granted in this patent family to expire in January 2036.

The fourth to the ninth patent families are composition of matter patent families directed various CNP compounds having beneficial properties. As of December 31, 2020, the first one of these six patent families included patent applications in the United States, Europe, Australia, Canada, Japan, Mexico and New Zealand and a granted patent in the United States and South Africa. As of December 31, 2020, the second one included patent applications in the United States, Europe, Australia, Canada, Japan and New Zealand and a granted patent in South Africa. As of December 31, 2020, the third one included patent applications in the United States, Europe, Australia, Brazil, Canada, China, Indonesia, Israel, India, Japan, South Korea, Mexico, Malaysia, New Zealand and Singapore and a granted patent in South Africa. As of December 31, 2020, the fourth one included patent applications in the United States, Europe, Australia, Canada, Israel and New Zealand. As of December 31, 2020, the fifth one included patent application in the United States, Europe, Australia, Brazil, Canada, China, Israel, South Korea, New Zealand and Singapore. As of December 31, 2020, the sixth one included patent applications in the United States, Europe, Australia, Canada, Israel and New Zealand. We expect any patents granted in these patent families to expire in January 2037.

The tenth patent family covers a combination therapy of TransCon CNP. As of December 31, 2020, this patent family includes patent applications in the United States, Europe, Australia, Brazil, Canada, China, Indonesia, Israel, Japan, South Korea, Mexico, Malaysia, New Zealand, Russia, Singapore and Thailand and a granted patent in South Africa. We expect any patents granted from this patent family to expire in September 2037.

The eleventh patent family relates to a pharmaceutical composition comprising reversible CNP conjugates. As of December 31, 2020, this patent family consists of an international application. We expect any patents granted from this patent family to expire in February 2040.

General Field of Oncology

As of December 31, 2020, our oncology-related patent portfolio includes thirteen patent families relating to various TransCon oncology product candidates, of which, except for one, all are currently in their priority year or in international phase. We expect any patents granted in these patent families to expire in or after March 2039.

TransCon TLR7/8

As of December 31, 2020, our patent portfolio related to TransCon TLR7/8 includes six patent families. The first patent family relates to hydrogels, which are first synthesized and subsequently loaded with drug-linker conjugates. As of December 31, 2020, this patent family included granted patents in the United States and in Europe and a patent application in Europe. We expect any patents granted in these patent families to expire in July 2025.

The second patent family relates to a specific class of PEG-based hydrogels. As of December 31, 2020, this patent family included granted patents in Europe, Australia, Brazil, Canada, China, Indonesia, Israel, India, Japan, South Korea, Mexico, Malaysia, New Zealand, Russia, Singapore and South Africa and patent applications in the United States, Europe and Thailand. We expect any patents granted in this patent family to expire in July 2030.

The third patent family relates to a broad class of TransCon TLR7/8 candidate structures. As of December 31, 2020, this patent family consist of an international application and patent applications in Argentina and Taiwan. The fourth to sixth patent families relate to TransCon TLR7/8 compounds having beneficial properties. As of December 31, 2020, these patent families consist of one international application each. We expect any patents granted in all four of these patent families to expire in January 2040.

TransCon Technologies

Our patent portfolio also includes patents and patent applications generally relating to our TransCon technologies, including TransCon linkers, TransCon carriers and certain soluble conjugates. We own an aggregate of 15 patent families relating to TransCon linkers, the material components of which are described above. We own an aggregate of 11 patent families relating to TransCon carriers, the material components of which are described above. Finally, we own a composition of matter patent family that is directed to soluble conjugates in which one drug molecule is connected to one TransCon carrier molecule. As of December 31, 2020, this patent family included patents in Europe and the United States and a patent application in Europe. We expect any patents granted in this patent family to expire in October 2024.

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

•	submission to the FDA of an NDA or BLA after completion of all pivotal clinical trials;

•	satisfactory completion of an FDA advisory committee review, if applicable;

•

satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product is produced to assess compliance with current good manufacturing practice, or cGMP, requirements and to assure that the facilities, methods and controls are adequate to preserve the drug’s or biologic’s identity, strength, quality and purity and of selected clinical investigation sites to assess compliance with GCP; and

•	FDA review and approval of the NDA or BLA to permit commercial marketing of the product for particular indications for use in the United States.

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

Clinical Trials

Clinical trials involve the administration of the investigational pharmaceutical product to human subjects under the supervision of qualified investigators in accordance with GCP requirements, which include the requirement that all research subjects provide their informed consent in writing for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the trial, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. An IRB at each institution participating in the clinical trial must review and approve the plan for any clinical trial before it commences at that institution. Some studies also include oversight by an independent group of qualified experts organized by the clinical study sponsor, known as a data safety monitoring board, which provides authorization for whether or not a study may move forward at designated check points based on access to certain data from the study and may halt the clinical trial if it determines that there is an unacceptable safety risk for subjects or other grounds, such as no demonstration of efficacy. Depending on its charter, this group may determine whether a trial may move forward at designated check points based on access to certain data from the trial. The FDA or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients. Information about certain clinical trials must be submitted within specific timeframes to the National Institutes of Health (NIH), for public dissemination on their www.clinicaltrials.gov website.

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

In some cases, the FDA may require, or sponsors may voluntarily pursue, additional clinical trials after a product is approved to gain more information about the product. These so-called Phase 4 studies, may be conducted after initial marketing approval, and may be used to gain additional experience from the treatment of patients in the intended therapeutic indication. In certain instances, the FDA may mandate the performance of Phase 4 clinical trials as a condition of approval of an NDA or BLA.

Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the product and finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, the manufacturer must develop methods for testing the identity, strength, quality and purity of the final product. Additionally, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life. While the IND is active and before approval, progress reports summarizing the results of the clinical trials and nonclinical studies performed since the last progress report must be submitted at least annually to the FDA. In addition, written safety reports regarding serious and unexpected suspected adverse events, findings from other studies suggesting a significant risk to humans exposed to the same or similar pharmaceutical products, findings from animal or in vitro testing suggesting a significant risk to humans, and any clinically important increased incidence of a serious suspected adverse reaction compared to that listed in the protocol or investigator brochure must be submitted to the FDA.

During the development of a new product candidate, sponsors are given opportunities to meet with the FDA at certain points. These points may be prior to submission of an IND, at the end of Phase 2, and before an NDA or BLA is submitted. Meetings at other times may be requested. These meetings can provide an opportunity for the sponsor to share information about the data gathered to date, for FDA to provide advice, and for the sponsor and the FDA to reach consensus on the next phase of development. Sponsors typically use the meetings at the end of the phase 2 trial to discuss phase 2 clinical results and present plans for the pivotal phase 3 clinical trial that they believe will support approval of the new product candidate.

Marketing Approval in the U.S.

Assuming successful completion of the required clinical testing, the results of the preclinical and clinical studies, together with detailed information relating to the product’s chemistry, manufacture, controls and proposed labeling, among other things, are submitted to the FDA as part of an NDA or BLA requesting approval or licensure to market the product for one or more indications. In most cases, the submission of an NDA or BLA is subject to a substantial application user fee. Under the Prescription Drug User Fee Act guidelines that are currently in effect, the FDA has a goal of ten months from the date of “filing” of a standard NDA for a new molecular entity or original BLA to review and act on the submission. This review typically takes twelve months from the date the NDA or BLA is submitted to the FDA because the FDA has sixty days from receipt to decide whether an application is accepted for filing, as described below.

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

If regulatory approval of a product is granted, such approval will be granted for particular indications and may entail limitations on the indicated uses for which such product may be marketed. For example, the FDA may approve the NDA or BLA with a Risk Evaluation and Mitigation Strategy, or REMS, to ensure the benefits of the product outweigh its risks. A REMS is a safety strategy to manage a known or potential serious risk associated with a medicine and to enable patients to have continued access to such medicines by managing their safe use, and could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries, and other risk minimization tools. The FDA also may condition approval on, among other things, changes to proposed labeling or the development of adequate controls and specifications. The FDA may also require one or more Phase 4 post-marketing studies and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization, and may limit further marketing of the product based on the results of these post-marketing studies.

In addition, the Pediatric Research Equity Act, or PREA, requires a sponsor to conduct pediatric clinical trials for most drugs, for a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration. Under PREA, original NDAs and BLAs and supplements must contain a pediatric assessment unless the sponsor has received a deferral or waiver. The required assessment must evaluate the safety and effectiveness of the product for the claimed indications in all relevant pediatric subpopulations and support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The sponsor or FDA may request a deferral of pediatric clinical trials for some or all of the pediatric subpopulations. A deferral may be granted for several reasons, including a finding that the drug is ready for approval for use in adults before pediatric clinical trials are complete or that additional safety or effectiveness data needs to be collected before the pediatric clinical trials begin. The FDA must send a non-compliance letter to any sponsor that fails to submit the required assessment, keep a deferral current or fails to submit a request for approval of a pediatric formulation.

Regulation of Combination Products in the United States

Certain products are comprised of components, such as drug components and device components, that would normally be subject to different regulatory frameworks by the FDA and frequently regulated by different centers at the FDA. These products are known as combination products. Under the FDCA, the FDA is charged with assigning a center with primary jurisdiction, or a lead center, for review of a combination product. The determination of which center will be the lead center is based on the “primary mode of action” of the combination product. Thus, if the primary mode of action of a drug-device combination product is attributable to the drug product, the FDA center responsible for premarket review of the drug product would have primary jurisdiction for the combination product. The FDA has also established the Office of Combination Products to address issues surrounding combination products and provide more certainty to the regulatory review process. That office serves as a focal point for combination product issues for agency reviewers and industry. It is also responsible for developing guidance and regulations to clarify the regulation of combination products, and for assignment of the FDA center that has primary jurisdiction for review of combination products where the jurisdiction is unclear or in dispute. A combination product with a primary mode of action attributable to the drug component generally would be reviewed and approved pursuant to the drug approval processes set forth in the FDCA or PHSA. In reviewing the NDA or BLA for such a product, however, FDA reviewers would consult with their counterparts in the FDA’s Center for Devices and Radiological Health to ensure that the device component of the combination product met applicable requirements regarding safety, effectiveness, durability and performance. In addition, under FDA regulations, combination products are subject to cGMP requirements applicable to both drugs and devices, including the Quality System Regulation applicable to medical devices.

Expedited Development and Review Programs

The FDA offers a number of expedited development and review programs for qualifying product candidates. For example, the Fast Track program is intended to expedite or facilitate the process for reviewing new products that are intended to treat a serious or life-threatening disease or condition and demonstrate the potential to address unmet medical needs for the disease or condition. Fast Track designation applies to the combination of the product candidate and the specific indication for which it is being studied. The sponsor of a fast track product candidate has opportunities for more frequent interactions with the applicable FDA review team during product development and, once an NDA or BLA is submitted, the product candidate may be eligible for priority review. A Fast Track product may also be eligible for rolling review, where the FDA may consider for review sections of the NDA or BLA on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the NDA or BLA, the FDA agrees to accept sections of the NDA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the NDA or BLA.

A product candidate intended to treat a serious or life-threatening disease or condition may also be eligible for Breakthrough Therapy designation to expedite its development and review. A product candidate can receive Breakthrough Therapy designation if preliminary clinical evidence indicates that the product candidate, alone or in combination with one or more other drugs or biologics, may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The designation includes all of the Fast Track program features, as well as more intensive FDA interaction and guidance beginning as early as Phase 1 and an organizational commitment to expedite the development and review of the product candidate, including involvement of senior managers.

Any marketing application for a drug or biologic submitted to the FDA for approval, including a product candidate with a Fast Track designation and/or Breakthrough Therapy designation, may be eligible for other types of FDA programs intended to expedite the FDA review and approval process, such as priority review and accelerated approval. A product candidate is eligible for priority review if it is designed to treat a serious or life-threatening disease or condition, and if approved, would provide a significant improvement in safety or effectiveness compared to available alternatives for such disease or condition. For new-molecular-entity NDAs or original BLAs, priority review designation means the FDA’s goal is to take action on the marketing application within six months of the 60-day filing date.

Additionally, product candidates studied for their safety and effectiveness in treating serious or life-threatening diseases or conditions may receive accelerated approval upon a determination that the product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. As a condition of accelerated approval, the FDA will generally require the sponsor to perform adequate and well-controlled post-marketing clinical studies to verify and describe the anticipated effect on irreversible morbidity or mortality or other clinical benefit. Products receiving accelerated approval may be subject to expedited withdrawal procedures if the sponsor fails to conduct the required post-marketing studies or if such studies fail to verify the predicted clinical benefit. In addition, the FDA currently requires as a condition for accelerated approval pre-approval of promotional materials, which could adversely impact the timing of the commercial launch of the product.

Fast Track designation, Breakthrough Therapy designation, priority review, and accelerated approval do not change the standards for approval but may expedite the development or approval process. Even if a product candidate qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened.

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

The FDA strictly regulates marketing, labeling, advertising and promotion of products that are placed on the market. A company can make only those claims relating to safety and efficacy, purity and potency that are approved by the FDA and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses. Failure to comply with these requirements can result in, among other things, adverse publicity, warning letters, corrective advertising and potential civil and criminal penalties. Physicians may prescribe, in their independent professional medical judgement, legally available products for uses that are not described in the product’s labeling and that differ from those tested by us and approved by the FDA. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances.

The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, restrict manufacturer’s communications on the subject of off-label use of their products. However, companies may share truthful and not misleading information that is otherwise consistent with a product’s FDA-approved labelling.

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

Drug Product Exclusivity

Market exclusivity provisions authorized under the FDCA can delay the submission or the approval of certain marketing applications. The FDCA provides a five-year period of non-patent marketing exclusivity within the United States to the first applicant to obtain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not approve or even accept for review an abbreviated new drug application, or ANDA, or an NDA submitted under Section 505(b)(2), submitted by another company for another drug based on the same active moiety, regardless of whether the drug is intended for the same indication as the original innovative drug or for another indication, where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement to one of the patents listed with the FDA by the innovator NDA holder.

The FDCA alternatively provides three years of marketing exclusivity for an NDA, or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example new indications, dosages or strengths of an existing drug. This three-year exclusivity covers only the modification for which the drug received approval on the basis of the new clinical investigations and does not prohibit the FDA from approving ANDAs or 505(b)(2) NDAs for drugs containing the active agent for the original indication or condition of use. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to any preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

Pediatric Exclusivity

Pediatric exclusivity is a type of non-patent exclusivity in the United States and, if granted, provides for the attachment of an additional six months of marketing protection to the term of any existing regulatory exclusivity, including the five-year and three-year non-patent and orphan exclusivity. This six-month exclusivity may be granted if an NDA or BLA sponsor submits pediatric data that fairly respond to a written request from the FDA for such data. The data does not need to show the product to be effective in the pediatric population studied; rather, if the FDA has requested the study and the clinical study is deemed to fairly respond to the FDA’s request, the additional protection is granted. If reports of FDA-requested pediatric studies are submitted to and accepted by the FDA within the statutory time limits, whatever statutory or regulatory periods of exclusivity or patent protection cover the product are extended by six months for purposes of the FDA approval process. This is not a patent term extension, but it effectively extends existing periods of regulatory exclusivity.

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

In the European Union, new products authorized for marketing (i.e., reference products) qualify for eight years of data exclusivity and an additional two years of market exclusivity upon marketing authorization. The data exclusivity period prevents generic applicants from relying on the preclinical and clinical trial data contained in the dossier of the reference product when applying for a generic marketing authorization in the European Union during a period of eight years from the date on which the reference product was first authorized in the European Union. The market exclusivity period prevents a successful generic applicant from commercializing its product in the European Union until ten years have elapsed from the initial authorization of the reference product in the European Union. The ten-year market exclusivity period can be extended to a maximum of eleven years if, during the first eight years of those ten years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies.

In the EEA, the EMA’s Committee for Orphan Medicinal Products grants orphan drug designation to promote the development of products that are intended for the diagnosis, prevention or treatment of life-threatening or chronically debilitating conditions affecting not more than five in 10,000 persons in the EU Community and for which no satisfactory method of diagnosis, prevention, or treatment has been authorized (or the product would be a significant benefit to those affected). Additionally, designation is granted for products intended for the diagnosis, prevention, or treatment of a life-threatening, seriously debilitating or serious and chronic condition and when, without incentives, it is unlikely that sales of the drug in the European Union would be sufficient to justify the necessary investment in developing the medicinal product. An EU orphan drug designation entitles a party to financial incentives such as reduction of fees or fee waivers and ten years of market exclusivity is granted following medicinal product approval. During this ten-year orphan market exclusivity period, no marketing authorization application shall be accepted and no marketing authorization shall be granted for a similar medicinal product for the same indication. This period may be reduced to six years if the orphan drug designation criteria are no longer met, including where it is shown that the product is sufficiently profitable not to justify maintenance of market exclusivity. Orphan drug designation must be requested before submitting an application for marketing approval. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. Additionally, marketing authorization may be granted to a similar product for the same indication at any time if (i) the second applicant can establish that its product, although similar, is safer, more effective or otherwise clinically superior; (ii) the applicant consents to a second orphan medicinal product application; or (iii) the applicant cannot supply enough orphan medicinal product.

In the EEA, marketing authorization applications for new medicinal products not authorized have to include the results of studies conducted in the pediatric population, in compliance with a pediatric investigation plan, or PIP, agreed with the EMA’s Pediatric Committee, or the PDCO. The PIP sets out the timing and measures proposed to generate data to support a pediatric indication of the drug for which marketing authorization is being sought. The PDCO can grant a deferral of the obligation to implement some or all of the measures of the PIP until there are sufficient data to demonstrate the efficacy and safety of the product in adults. Further, the obligation to provide pediatric clinical trial data can be waived by the PDCO when these data is not needed or appropriate because the product is likely to be ineffective or unsafe in children, the disease or condition for which the product is intended occurs only in adult populations, or when the product does not represent a significant therapeutic benefit over existing treatments for pediatric patients. Once the marketing authorization is obtained in all Member States of the European Union and study results are included in the product information, even when negative, the product is eligible for six months’ supplementary protection certificate extension. For orphan-designated medicinal products, the ten-year period of market exclusivity is extended to twelve years.

Other Healthcare Laws

In addition to FDA restrictions on marketing of pharmaceutical products, other U.S. federal and state healthcare regulatory laws restrict business practices in the biopharmaceutical industry, which include, but are not limited to, state and federal anti-kickback, false claims, and transparency laws regarding drug pricing and payments or other items of value provided to physicians and other healthcare providers.

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

The majority of states also have anti-kickback and other fraud and abuse laws, which establish similar prohibitions and in some cases may apply to items or services reimbursed by any third-party payor, including commercial insurers. Certain states also require implementation of compliance programs and compliance with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, impose restrictions on marketing practices, and/or tracking and reporting of marketing expenditures and pricing information as well as gifts, compensation and other remuneration or items of value provided to physicians and other healthcare professionals and entities.

Violation of any of such laws or any other governmental regulations that apply to drug manufacturers may result in significant penalties, including, without limitation, administrative, civil and criminal penalties, damages, fines, disgorgement, contractual damages, reputational harm, diminished profits and future earnings, the curtailment or restructuring of our operations, exclusion from participation in federal and state healthcare programs and imprisonment.

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

Healthcare Reform

A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Government authorities and other third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medical products. For example, in 2010, the ACA and related legislation were enacted, which, among other things, (i) increased the minimum Medicaid rebates owed by most manufacturers under the Medicaid Drug Rebate Program, (ii) addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected, (iii) extended the Medicaid Drug Rebate Program to utilization of prescriptions of individuals enrolled in Medicaid managed care plans, (iv) imposed mandatory discounts for certain Medicare Part D beneficiaries, and (v) subjected drug manufacturers to new annual fees based on pharmaceutical companies’ share of sales to federal healthcare programs.

Since its enactment, there have been judicial, executive and Congressional challenges to certain aspects of the ACA. For example, the Tax Cuts and Jobs Act, enacted on December 22, 2017, removes penalties for not complying with the ACA’s individual mandate to carry health insurance. On December 14, 2018, a U.S. District Court Judge in the Northern District of Texas, ruled that because the individual mandate is a critical and inseverable feature of the ACA, the remaining provisions of the ACA were invalid as well. Upon appeal, the U.S. Court of Appeals for the Fifth Circuit affirmed that the individual mandate was unconstitutional but remanded the case back to the U.S. District Court to determine what portions of the ACA, if any, might continue to be valid. On January 21, 2020, the U.S. Supreme Court declined a motion by the U.S. House of Representatives and others seeking expedited review of the case. It is unclear how these decisions, subsequent appeals and other efforts to challenge, repeal or replace the ACA will impact the law.

On August 2, 2011, the Budget Control Act of 2011 created measures for spending reductions by Congress. These measures include reductions in Medicare payments to providers, capped at 2% per fiscal year, which went into effect on April 1, 2013. These reductions, extended by subsequent legislation, will stay in effect through 2030, with the exception of a temporary suspension from May 1, 2020 through March 31, 2021, unless additional Congressional action is taken. On January 2, 2013, the American Taxpayer Relief Act was signed into law, which, among other things, reduced certain Medicare payments to several types of providers, including hospitals. The legislation also increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

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

Data Privacy and Security

Privacy and data security have become significant issues in the United States, Europe and in many other jurisdictions where we may in the future conduct our operations. As we receive, collect, process, use and store personal and confidential data, we are or may become subject to diverse laws and regulations relating to data privacy and security, including, in the United States, HIPAA, and, in the EEA, the GDPR. Privacy and security laws, regulations, and other obligations are constantly evolving, may conflict with each other to complicate compliance efforts, and can result in investigations, proceedings, or actions that lead to significant civil and/or criminal penalties and restrictions on data processing.

In the U.S., HIPAA imposes privacy, security and breach reporting obligations with respect to individually identifiable health information upon “covered entities” (health plans, health care clearinghouses and certain health care providers), and their respective business associates, individuals or entities that create, receive, maintain or transmit protected health information in connection with providing a service for or on behalf of a covered entity. HIPAA mandates the reporting of certain breaches of health information to HHS, affected individuals and if the breach is large enough, the media. Entities that are found to be in violation of HIPAA as the result of a breach of unsecured protected health information, a complaint about privacy practices or an audit by HHS, may be subject to significant civil, criminal and administrative fines and penalties and/or additional reporting and oversight obligations if required to enter into a resolution agreement and corrective action plan with HHS to settle allegations of HIPAA non-compliance. Even when HIPAA does not apply, according to the Federal Trade Commission or the FTC, failing to take appropriate steps to keep consumers’ personal information secure constitutes unfair acts or practices in or affecting commerce in violation of Section 5 of the Federal Trade Commission Act. The FTC expects a company’s data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business, and the cost of available tools to improve security and reduce vulnerabilities. Individually identifiable health information is considered sensitive data that merits stronger safeguards.

In addition, certain state laws govern the privacy and security of health information in certain circumstances, some of which are more stringent than HIPAA and many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts. Failure to comply with these laws, where applicable, can result in the imposition of significant civil and/or criminal penalties and private litigation. In addition, California recently enacted legislation, the California Consumer Privacy Act, or CCPA, effective January 1, 2020. The CCPA, among other things, creates new data privacy obligations for covered companies and provides new privacy rights to California residents, including the right to opt out of certain disclosures of their information. The CCPA also creates a private right of action with statutory damages for certain data breaches, thereby potentially increasing risks associated with a data breach. Although the law includes limited exceptions, including for “protected health information” maintained by a covered entity or business associate, it may regulate or impact our processing of personal information depending on the context. Further, the CPRA was recently voted into law by California residents. The CPRA significantly amends the CCPA, and imposes additional data protection obligations on covered companies doing business in California, including additional consumer rights processes and opt outs for certain uses of sensitive data. It also creates a new California data protection agency specifically tasked to enforce the law, which would likely result in increased regulatory scrutiny of California businesses in the areas of data protection and security. The substantive requirements for businesses subject to the CPRA will go into effect on January 1, 2023, and become enforceable on July 1, 2023.

In Europe, the GDPR went into effect on May 25, 2018 and imposes strict requirements for processing the personal data of individuals within the EEA. Companies that must comply with the GDPR face increased compliance obligations and risk, including more robust regulatory enforcement of data protection requirements and potential fines for noncompliance of up to €20 million or 4% of the annual global revenues of the noncompliant company, whichever is greater. Among other requirements, the GDPR regulates transfers of personal data subject to the GDPR to third countries that have not been found to provide adequate protection to such personal data, including the United States, and the efficacy and longevity of current transfer mechanisms between the European Union, or EU, and the United States remains uncertain. For example, in 2016, the EU and United States agreed to a transfer framework for data transferred from the EU to the United States, called the Privacy Shield, but the Privacy Shield was invalidated in July 2020 by the Court of Justice of the European Union. Further, from January 1, 2021, companies have to comply with the GDPR and also the United Kingdom GDPR, or UK GDPR, which, together with the amended UK Data Protection Act 2018, retains the GDPR in UK national law. The UK GDPR mirrors the fines under the GDPR, e.g. fines up to the greater of €20 million (£17.5 million) or 4% of global turnover. The relationship between the United Kingdom and the European Union in relation to certain aspects of data protection law remains unclear, and it is unclear how United Kingdom data protection laws and regulations will develop in the medium to longer term, and how data transfers to and from the United Kingdom will be regulated in the long term. Currently there is a four to six-month grace period agreed in the EU and United Kingdom Trade and Cooperation Agreement, ending June 30, 2021 at the latest, whilst the parties discuss an adequacy decision. However, it is not clear whether (and when) an adequacy decision may be granted by the European Commission enabling data transfers from EU member states to the United Kingdom long term without additional measures. These changes may lead to additional costs and increase our overall risk exposure.

C.	Organizational Structure

Certain of our operations are conducted through our following wholly-owned subsidiaries: Ascendis Pharma GmbH (Germany), Ascendis Pharma, Inc. (Delaware, United States), Ascendis Pharma Endocrinology, Inc. (Delaware, United States), Ascendis Pharma, Ophthalmology Division A/S (Denmark), Ascendis Pharma, Endocrinology Division A/S (Denmark), Ascendis Pharma Bone Diseases A/S (Denmark), Ascendis Pharma Growth Disorders A/S (Denmark) and Ascendis Pharma Oncology Division A/S (Denmark). These subsidiaries are also set forth in Exhibit 8.1 to this annual report.

D.	Property, Plant and Equipment

Our material tangible fixed assets relate to leased facilities, which are recognized and measured as right-of-use assets in the consolidated financial statements. We do not own any of our facilities.

Our corporate headquarters is located in Hellerup, Denmark. In addition, we have offices and research and development facilities in Germany and United States. We do not own facilities for manufacturing our products and product candidates for the potential pivotal clinical studies and/or commercial manufacturing of our products and product candidates. Accordingly, we engage with Contract Manufacturing Organizations, or CMOs, to manufacture clinical trial supply, as well as we enter into long term collaborations with CMOs to establish and maintain commercial-scale manufacturing processes for our product candidates and devices.

The following table specifies our leased facilities and their related activities.

Location	Size (in square meters)	Primary usage	Enforceable lease period	Option to extend the lease beyond enforceable lease period
Denmark
Tuborg Boulevard, Hellerup	7,775	Corporate headquarters, administration and R&D	July, 2029	No
Tuborg Boulevard, Hellerup	1,567	Administration	January, 2037	No
Germany

Location	Size (in square meters)	Primary usage	Enforceable lease period	Option to extend the lease beyond enforceable lease period
Technologiepark, Heidelberg	2,134	R&D and laboratory facilities	January, 2023	Rolling 24 months option to extend
Technologiepark, Heidelberg	480	R&D and laboratory facilities	December, 2021	No
Kurfürstendamm, Berlin	165	Clinical operations	May, 2022	No
United States
University Avenue, Palo Alto, California,	465	Administration and clinical operations	March, 2021	No
Emerson Street, Palo Alto, California	1,134	Administration and clinical operations	April, 2022	No
Redwood City, California(1)	3,681	R&D and laboratory facilities	April, 2030	Option to extend for additional five years
Page Mill, Palo Alto, California(2)	6,765	Administration	October, 2033	Option to extend for up to two periods of five years each
West Windsor Township, New Jersey	1,097	Selling and administration	December, 2025	Option to extend for additional five years

(1)

Our Redwood City location was established in connection with the development of the second therapeutic area, Oncology, which was established in January 2019. After entering the lease, significant leasehold improvements, primarily related to construction of laboratory facilities, were conducted. The Redwood City location has been in operation since May 2020.

(2)

Our Page Mill lease commenced in November 2020, where its main activities will be general and administration functions, and clinical activities in the United States. During 2021, the Page Mill lease will undergo significant construction work. We expect the construction work will be completed in July 2021, after which we will take it into use.

We incepted two new leases in the fourth quarter of 2020, located at Tuborg Boulevard, Hellerup, Denmark where we will lease 436 and 1,167 square meters of office space. These two leases will commence and come into use in January 2021, and the second quarter of 2021, respectively. In addition, a new lease for laboratory facilities in Heidelberg, Germany is expected to commence in 2021.

We believe that our existing facilities together with the two new leases of office space are adequate for our near-term needs. We believe that suitable additional or alternative space would be available if required in the future on commercially reasonable terms.

Item 4A	Unresolved Staff Comments

Not applicable.

Item 5	Operating and Financial Review and Prospects

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and related notes appearing elsewhere in this annual report. In addition to historical information, this discussion contains forward-looking statements based on our current expectations that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth in the “Risk Factors” and “Special Note Regarding Forward-Looking Statements” sections and elsewhere in this annual report.

A.	Operating Results

Overview

For a description of business highlights in 2020, please refer to “Item 4B. Business Overview”.

We commenced operations in December 2007 in connection with the acquisition of the company that invented our TransCon technologies, Complex Biosystems GmbH. Since we commenced operations in 2007, we have devoted substantially all of our efforts to developing our product candidates, including conducting preclinical studies and clinical trials and providing general and administrative support for these operations. We do not have any approved products and have never generated any revenue from commercial product sales.

We had a net loss of €419 million for the year ended December 31, 2020 compared to a net loss of €218 million for the year ended December 31, 2019, and a net loss of €130.1 million for the year ended December 31, 2018. Our total equity was €838.7 million as of December 31, 2020 compared to €597.1 million as of December 31, 2019. We have not generated royalties or revenues from commercial product sales, and do not expect to generate such prior to regulatory approval of any of our product candidates.

Impact from COVID-19 Pandemic

A novel strain of coronavirus, (“COVID-19”) was reported to have surfaced in Wuhan, China, in December 2019. Since then, COVID-19 has spread around the world into a pandemic, including into countries where we are operating, where we have planned or have ongoing clinical trials, and where we rely on third-parties to manufacture preclinical and clinical supplies, as well as commercial supply.

Since COVID-19 started to spread around the world, we have closely monitored the development, and implemented several measures to accommodate any potential negative impact on our business, and to ensure the safety of our employees, including:

•	Encouraging employees to work remotely, reduce travel activity and minimize face-to-face meetings;

•	Establishing home offices, and ensuring proper and secure IT infrastructure, enabling a safe and efficient remote work environment;

•	Implementing remote visits for patients enrolled in our clinical trials, including ensuring safe delivery of clinical drugs;

•	Establishing dedicated COVID-19 working groups to monitor and keeping close dialogue with manufacturing partners; and

•	Establishing measures to accommodate sufficient capacity in logistics and manufacturing.

While COVID-19 has an impact on how we work and conduct our activities, we managed to avoid significant disruptions to our operations in 2020. Further, while COVID-19 continues to remain in the global society, we will keep working with COVID-19 measures to accommodate any business disruptions and to achieve our strategic objectives. Further, as a participant in the global fight against spreading the virus, we will maintain and further develop precautionary measures within our organization, including encouraging our employees to work remotely, reduce travel activity and minimize face-to-face meetings.

In addition, to accommodate efficient procedures for financial reporting, including internal controls, we have, also before the pandemic, structured our work environment, enabling our employees to perform their tasks remotely. Accordingly, it has not been necessary to make material changes to our internal control over financial reporting due to the pandemic.

While COVID-19 did not have a significant negative impact on our business in 2020, we foresee elevated COVID-19 related risks in certain areas, including:

•

In conducting our clinical trials, there is a risk that suppliers experience delays in providing necessary equipment, consumables and services, which potentially could cause temporary delays in clinical trial activities. In addition, there is a risk that patients will elect not to enroll in trials to limit their exposure to medical institutions, which could potentially have a negative impact on clinical trial timelines;

•

Global demand for COVID-19 vaccines could result in contract manufacturers not having sufficient capacity to meet scheduled manufacturing. In addition, sourcing of certain types of raw materials, consumables and equipment could result in scheduled manufacturing being delayed or postponed;

•

Travel restrictions and local outbreaks of COVID-19 could restrict authorities from performing site inspections in connection with their review procedures of marketing applications for TransCon hGH (longapegsomatropin), which could potentially delay the commercial launch; and

•

Our commercial launch strategy could be negatively impacted by patients not being able to see their physicians, and similarly, our commercial team not being able to meet with physicians, which could both have a negative impact on the commercial launch strategy.

We monitor these risks closely, and work with relevant stakeholders to avoid disruptions, and to develop and establish working measures. However, while COVID-19 continues to impact global societies, the uncertainty related to the duration and direction of the pandemic makes the future impact from COVID-19, including the magnitude of any impact on our operational results, highly uncertain and unpredictable.

For additional description related to COVID-19 related risks, please refer to “Item 3D. Risk Factors”.

Financial Operations Overview

Income and Expenses

To date, we have only generated revenue from license fees, the assignment of certain intellectual property rights, research and development services rendered under collaboration agreements, including delivery of clinical supply material and feasibility studies performed for potential partners. We have not yet generated any revenue from commercial product sales.

Historically, we have, and we may in the future, enter into collaboration agreements, where timing of our operating cash flows may vary significantly from the recognition of the related revenue. Depending on the terms and conditions, revenue from up-front or initiation payments may be deferred and recognized as revenue over the period of continued involvement. Milestone payments are usually recognized as revenue only to the extent that it is highly probable that reversal will not occur, which substantially is when the uncertainty associated with the milestone payment is resolved, and we are entitled to the milestone payment. Service fees are recognized when the services have been performed. Clinical trial supply is recognized as revenue at the point in time that control of the goods is transferred to the customer.

Historically, our revenue has varied substantially, and may continue to vary, from quarter-to-quarter and year-to-year, depending upon, among other things, new collaboration arrangements we may enter into and the terms we are able to negotiate with our collaboration partners. We therefore believe that period-to-period comparisons should not be relied upon as indicative of our future revenues.

Our expenses relate to research and development activities and to selling, general and administration.

Research and development costs consist primarily of manufacturing costs, preclinical and clinical study costs performed by Clinical Research Organizations, or CROs, salaries and other personnel costs including pension and share-based payment, the cost of facilities, the cost of obtaining and maintaining the Company’s intellectual property portfolio, and depreciation of non-current assets used in research and development activities.

Selling, general and administrative expenses comprise salaries and other personnel costs including pension and share-based payment, office supplies, cost of facilities, and depreciation of non-current assets related to selling, general and administrative activities, and pre-commercial activities.

We do not own facilities for manufacturing our products and product candidates for the potential pivotal clinical studies and/or commercial manufacturing of our products and product candidates. Accordingly, we engage with Contract Manufacturing Organizations, or CMOs, to manufacture clinical trial supply, as well as we enter into long term collaborations with CMOs to establish and maintain commercial-scale manufacturing processes for our product candidates and devices.

Operating Assets and Liabilities

Our operating assets and liabilities primarily relate to property, plant and equipment, prepayments and accruals for development costs, lease liabilities and trade payables. Property, plant and equipment primarily relate to leased facilities, which are recognized and measured as right-of-use assets in the consolidated financial statements. We do not own any of our facilities.

Since we have not generated any revenue from commercial product sales, we do not have any inventories or trade receivables from commercial product sales. Manufacturing of pre-launch inventories is initiated for late-stage product candidates and is recognized as inventories. However, since pre-launch inventories are not realizable prior to obtaining marketing approvals, pre-launch inventories are immediately written down to zero, through research and development costs. If the marketing approval is obtained, write-downs of pre-launch inventories will be reversed through research and development costs.

Capital Structure

The Company’s capital structure consists only of equity comprising issued capital, reserves and retained earnings/accumulated deficits. We did not have any interest-bearing debt for any of the periods presented in this annual report. As such, finance income and finance expenses consist primarily of interest income, interest expenses recognized for lease liabilities, and realized and unrealized exchange rate gains and losses on cash, cash equivalents, marketable securities, receivables and payables in foreign currencies. Accordingly, as we undertake transactions denominated in foreign currencies, we are exposed to exchange rate fluctuations. We manage our exchange rate exposure through maintaining positions in the various currencies used in the operations and managing payments from the most appropriate positions. We are primarily exposed to movements in U.S. Dollars, British Pounds, and Danish Kroner. We do not enter into derivative financial instruments to manage our exposure to exchange rate risks.

Results of Operations

Comparison of the years ended December 31, 2020, 2019 and 2018:

	Year Ended December 31,
	2020	2019	2018
	(EUR’000)	(EUR’000)	(EUR’000)
Revenue	6,953	13,375	10,581
Research and development costs	(260,904)	(191,621)	(140,281)
Selling, general and administrative expenses	(76,669)	(48,473)	(25,057)

Operating profit/(loss)	(330,620)	(226,719)	(154,757)

Share of profit/(loss) in associate	(9,524)	(8,113)	(321)
Finance income	1,812	17,803	24,714
Finance expenses	(80,842)	(1,221)	(127)

Profit/(loss) before tax	(419,174)	(218,250)	(130,491)

Tax on profit/(loss) for the year	219	234	394

Net profit/(loss) for the year	(418,955)	(218,016)	(130,097)

Revenue

The following table summarizes our revenue for the years ended December 31, 2020, 2019 and 2018:

	Year Ended December 31,
	2020	2019	2018
	(EUR’000)	(EUR’000)	(EUR’000)
Revenue from the rendering of services (recognized over time)	2,140	9,919	1,215
Sale of clinical supply (recognized at a point in time)	2,206	804	—
“Right-to-use” licenses (recognized at a point in time)	2,607	2,652	9,366

Total revenue	6,953	13,375	10,581

Revenue for the year ended December 31, 2020 was €7.0 million, a decrease of €6.4 million, or 48%, compared to €13.4 million for the year ended December 31, 2019, and primarily comprised sale of clinical supply, rendering of services, and recognition of internal profit deferred from November 2018 when we entered into the collaboration with VISEN. The decrease was due to a lower amount of license and service revenue, partly offset by sale of clinical supply, to VISEN.

Revenue for the year ended December 31, 2019 was €13.4 million, an increase of €2.8 million, or 26%, compared to €10.6 million for the year ended December 31, 2018. The change was due to recognition of revenue related to our investment in VISEN, as well as sale of clinical supply to VISEN for use in clinical trials in Greater China.

Research and Development Costs

Research and development costs were €260.9 million for the year ended December 31, 2020, an increase of €69.3 million, or 36%, compared to €191.6 million for the year ended December 31, 2019.

External development costs related to TransCon hGH (lonapegsomatropin) increased by €2.9 million, primarily driven by increases in clinical trial costs and write-downs on pre-launch inventories related to lonapegsomatropin, as well as costs related to regulatory, statistical and medical activities related to the preparation of the BLA-filing, partly offset by lower costs for manufacturing of validation batches.

External development costs related to TransCon PTH increased by €8.6 million, reflecting increased clinical trial costs related to the progress of our phase 2 PaTH Forward clinical trial, increased costs of device development, and increased costs of biometric activities compared to last year.

External development costs related to TransCon CNP increased by €5.4 million, primarily reflecting an increase in manufacturing costs and clinical trial costs for our phase 2 ACcomplisH Trial, partly offset by a decrease in preclinical costs.

External development costs related to our oncology product candidates, primarily TransCon TLR7/8 Agonist and TransCon IL-2 b/g, increased by €14.1 million, reflecting an increase in manufacturing costs and preclinical costs as these product candidates progress through the early development stages and into manufacturing.

Other research and development costs increased by €38.3 million, primarily driven by an increase in personnel costs of €19.6 million and non-cash share-based payment of €10.6 million due to a higher number of employees in research and development functions, but also reflecting increases of €4.8 million in IT and telecommunication costs and €3.1 million in facility costs and depreciation allocated to research and development functions. Other costs, including laboratory operations, supplies and professional fees, increased by net €3.3 million compared to the same period last year. Travel and entertainment costs decreased by €3.1 million, primarily due to the COVID-19 pandemic. Research and development costs included non-cash share-based payment of €33.0 million for the year ended December 31, 2020, compared to €22.4 million for the year ended December 31, 2019.

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

Selling, General and Administrative Expenses

Selling, general and administrative expenses were €76.7 million for the year ended December 31, 2020, an increase of €28.2 million, or 58%, compared to €48.5 million for the year ended December 31, 2019. The higher expenses were primarily due to an increase in personnel costs of €10.3 million and non-cash share-based payment of €5.0 million for additional commercial and administrative personnel. IT and telecommunication costs increased by €4.8 million and insurance costs increased by €3.3 million. Professional fees, primarily related to building up our commercial capabilities, but also including legal costs and recruitment, increased by €5.6 million. Other costs, including facility costs and depreciation, increased by net €0.6 million, whereas travel and entertainment costs decreased by €1.4 million, primarily due to the COVID-19 pandemic. Selling, general and administrative expenses included non-cash share-based payment of €20.2 million for the year ended December 31, 2020, compared to €15.1 million for the year ended December 31, 2019.

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

Net Profit / (Loss) in Associate

Net loss in associate was €9.5 million for the year ended December 31, 2020 compared to €8.1 million for the year ended December 31, 2019, which represents the Company’s share of net result in VISEN.

Net loss in associate was €8.1 million for the year ended December 31, 2019 compared to €0.3 million for the year ended December 31, 2018, which represent the Company’s share of net result in VISEN which was established in November 2018.

Finance Income and Finance Expenses

Finance income was €1.8 million for the year ended December 31, 2020, a decrease of €16.0 million compared to €17.8 million for the year ended December 31, 2019. Finance expenses were €80.8 million for the year ended December 31, 2020, an increase of €79.6 million compared to €1.2 million for the year ended December 31, 2019. As we hold positions of marketable securities and cash and cash equivalents in U.S. Dollar, we are affected by exchange rate fluctuations when reporting our financial results in Euro. For the year ended December 31, 2020, we recognized an exchange rate loss when reporting our U.S. Dollar positions in Euro, reflecting negative exchange rate fluctuations, whereas we recognized a gain for the year ended December 31, 2019, reflecting positive exchange rate fluctuations, primarily between the U.S. Dollar and Euro. Further, the change reflects a €8.2 million decrease in interest income due to declining interest rates compared to last year, and a €0.7 million increase in interest expenses on lease liabilities.

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

We did not have any interest-bearing debt for any of the periods presented. However, IFRS 16, “Leases”, requires interest expenses to be recognized on lease liabilities.

Tax on Profit / (Loss) for the Year

Tax for the year ended December 31, 2020 was a net credit of €0.2 million, in line with the net credit of €0.2 million for the year ended December 31, 2019. Under Danish tax legislation, tax losses may be partly refunded by the tax authorities to the extent such tax losses arise from research and development activities. For the year ended December 31, 2020, the jointly taxed Danish entities had a tax loss, and accordingly were entitled to a tax refund of approximately €0.7 million, partly offset by tax provisions of €0.4 million in our German subsidiary and €0.1 million in one of our subsidiaries in the United States.

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

At December 31, 2020, 2019 and 2018, we had net deferred tax assets of €235.0 million, €128.9 million, and €78.5 million, respectively, which were not recognized in the consolidated statement of financial position due to uncertainties relating to the future utilization. The increase in the unrecognized deferred tax asset can primarily be attributed to an increase in tax losses carried forward. The deferred tax asset can be carried forward without timing limitations. For tax losses carried forward, certain limitations exist for amounts to be utilized each year.

Critical Accounting Policies, Judgements, Estimates and Assumptions

Our consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB. A description of our critical accounting policies is provided in the Accounting Policies section of the audited consolidated financial statements as of and for the years ended December 31, 2020, 2019 and 2018 included elsewhere in this annual report.

Significant Accounting Judgements, Estimates and Assumptions

In the application of the Company’s accounting policies, we are required to make judgements, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. Judgements and estimates applied are based on historical experience and other factors that are relevant, and which are available at the reporting date. Uncertainty concerning judgements and estimates could result in outcomes, that require a material adjustment to assets and liabilities in future periods.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods. While the application of critical accounting estimates is subject to material estimation uncertainties, our ongoing revisions of critical accounting estimates have not revealed any material impact in any of the years ended December 31, 2020, 2019 or 2018.

Significant accounting judgements, estimates and assumptions, which may have a material impact on the consolidated financial statements, are described in following sections.

Revenue

Revenue is primarily generated from collaboration and license agreements, which typically involve multiple promises, and thus require significant judgements by management on certain areas including:

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

Critical judgements relating to specific revenue transactions are described below.

Identifying Performance Obligations and Allocating Transaction Price

Three license agreements with the Company’s associate VISEN, or licensee, grant the licensee exclusive rights to develop, manufacture, and commercialize patented product candidates in Greater China, including the right to grant sub-licenses to third parties. In addition to the licenses, the Company will provide development services and deliver clinical supply material for clinical trials within Greater China.

In determination of the performance obligations under the license agreements, the stand-alone values of the promises and the Company’s responsibility in the development activities, have been considered. Since licensed product candidates were all in phase 1 clinical trials or later stages of development, the licensee can benefit from each promise in the contract either on their own or together with readily available resources. Accordingly, licenses, development services, and clinical trial supplies are all considered distinct performance obligations.

Classification of Licenses as “Right-to-Use” or “Right-to-Access”

Management has considered whether the Company is obligated or expected to perform research and development activities that significantly affect the licensee’s ability to benefit from product candidates. If the Company is contractually obligated, or is expected to perform research and development activities affecting the stand-alone functionality of the product candidate, the license is classified as “right-to-access”. Other licenses are classified as “right-to-use”. Since licensed products are patented drug formulas, future activities do not affect their stand-alone functionalities. Accordingly, all three licenses have been classified as “right-to-use”, with revenue recognized at the point in time, where licensee is granted access to the intellectual property.

Share-Based Payment

IFRS 2, “Share-Based Payment” requires an entity to reflect in its consolidated statement of profit or loss and financial position, the effects of share-based payment transactions. Warrant compensation costs are recognized as research and development costs or as selling, general and administrative expenses, as appropriate, over the vesting period, based on management’s best estimate of the number of warrants that will ultimately vest, which is subject to uncertainty. In addition, warrant compensation costs are measured according to grant date fair values of the warrants granted. Estimating fair values requires the Company to apply generally accepted valuation models, and apply these models consistently according to the terms and conditions of the specific warrant program. Under all warrant programs, the Black-Scholes option-pricing model has been applied to determine the fair value of warrants granted. Subjective judgements and assumptions, which are subject to estimation uncertainties, need to be exercised in determining the appropriate input to the valuation model.

Warrant compensation cost recognized in the consolidated statement of profit or loss was €53.2 million, €37.5 million and €19.7 million for the years ended December 31, 2020, 2019 and 2018, respectively.

Internally Generated Intangible Assets

Development of Drug Candidates

IAS 38, “Intangible Assets” prescribes that intangible assets arising from development projects must be recognized in the consolidated statements of financial position if the criteria for capitalization are met. That means (1) that the development project is clearly defined and identifiable; (2) that technological feasibility, adequate resources to complete and a market for the product or an internal use of the project can be documented; (3) that the expenditure attributable to the development project can be measured reliably; and (4) that the Company has the intent to produce and market the product. Such an intangible asset shall be recognized if it can be demonstrated that the future income from the development project will exceed the aggregate cost of development, production, sale and administration of the product.

Due to the risk associated with drug development, future income from development projects related to drug candidates cannot be determined with sufficient certainty until the development activities have been completed and the necessary marketing approvals have been obtained. Accordingly, the Company does not recognize internally generated intangible assets at this time.

Joint Arrangements

Collaboration and license agreements within the Company’s industry are often structured so that each party contributes its respective skills in the various phases of a development project, and significant judgement is required by management to determine whether collaboration agreements comprise customer/supplier relationship or joint arrangements where parties share risks and rewards.

It has been concluded that no joint control exists for the Company’s license agreements and the parties do not have any financial obligations on behalf of each other. Accordingly, since neither of the license agreements are considered to be joint arrangements, these are classified as contracts with customers.

Pre-launch Inventories

In order to accommodate market demands, the Company initiates manufacturing of inventories for late-stage development product candidates prior to obtaining marketing approvals, or pre-launch inventories.

In determining the accounting for pre-launch inventories, management considers the probability of future benefits, and accordingly, whether pre-launch inventories qualify as assets. Manufacturing of pre-launch inventories are initiated for late-stage product candidates and are recognized as inventories. However, since pre-launch inventories are not realizable prior to obtaining marketing approvals, pre-launch inventories are immediately written down to zero, through research and development costs. If the marketing approval is obtained, write-downs of pre-launch inventories will be reversed through research and development costs.

Accruals and Prepayments on Project Development Cost

Development of drug candidates requires spend of significant resources, and establishment of long-term working relationships with CROs and CMOs. Work performed by CROs and CMOs and other project suppliers, often comprise deliveries for more than one reporting period, and where payment terms for contractual work not necessarily reflect the stage of completion of the individual projects and activities. Accordingly, determination of the stage of completion for ongoing project activities include estimation uncertainties as future efforts to complete the specific activity may be difficult to predict.

On each reporting date, all significant ongoing activities are reviewed to determine the stage of completion and compared to the invoices received. Accruals are recognized for individual projects where the stage of completion exceeds the costs of invoices received. Similarly, prepayments are recognized for invoiced costs in excess of the stage of completion. We have implemented accrual calculation models and policies, to ensure that consistent accrual procedures are applied, which includes analyzing significant project stages and payment structures, comparing project milestones to planned performance, and revisiting prior periods estimates.

As of December 31, 2020, the consolidated statement of financial position included prepaid project costs of €10.5 million and accrued project costs of €17.0 million, compared to €5.8 million and €10.5 million, respectively, as of December 31, 2019.

Leases

Determination of Lease Term

Certain lease arrangements provide the Company with contractual rights (not obligations) to either extend the lease after the initial term, or not to terminate the lease within the enforceable lease term, i.e., periods where lessor cannot terminate the lease. Those options cover periods in the range from two to ten years in addition to the non-cancellable periods. Significant judgement is required by management to determine whether it is reasonably certain to exercise an extension option, or not to exercise a termination option, upon occurrence of an event of change in circumstances, that is within the control of the Company.

Except for the above areas, assumptions and estimates are not considered to be critical to the consolidated financial statements.

Quantitative and Qualitative Disclosures about Market Risk

Our activities expose us to the financial risks of changes in foreign currency exchange rates and interest rates. We do not enter into derivative financial instruments to manage our exposure to such risks.

Foreign Currency Risk

We are exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the U.S. Dollar, the British Pound and the Danish Krone. We have received payments in U.S. Dollars under our collaborations and the proceeds from our Series D financing in November 2014, our IPO in February 2015 and our follow-on offerings, the latest being in July 2020, were also in U.S. Dollars. We seek to minimize our exchange rate risk by maintaining cash positions in the currencies in which we expect to incur the majority of our future expenses and we make payments from those positions. As required under IFRS, we perform an analysis and report on our foreign currency exposure on an annual basis. At December 31, 2020, the net carrying amount of our monetary assets and liabilities was €702.1 million, where the direct exposure from U.S. Dollar (U.S Dollar monetary assets and liabilities held by non-U.S.Dollar entities) was €797.9, which primarily related to the proceeds from the follow-on offering completed in July 2020, and marketable securities.

A sensitivity analysis of our exposure to the U.S. Dollar based on outstanding foreign currency denominated monetary items as of December 31, 2020 shows that a strengthening of the U.S. Dollar against the Euro by 10% would increase profit or loss and equity before tax by €79.8 million. A 10% weakening of the U.S. Dollar against the Euro would decrease profit or loss and equity before tax by a similar amount.

Interest Rate Risk

We have no interest-bearing debt to third parties. In addition, while we hold no derivatives or financial assets and liabilities measured at fair value, the exposure to interest rate risk primarily relates to the interest rates for cash, cash equivalents and marketable securities. Future interest income from interest-bearing bank deposits and marketable securities may fall short of expectations due to changes in interest rates.

The effects of interest rate fluctuations are not considered a material risk to the Company’s financial position. Accordingly, no interest sensitivity analysis has been presented.

Credit Risk

We have adopted an investment policy with the primary purpose of preserving capital, fulfilling our liquidity needs and diversifying the risks associated with cash, cash equivalents and marketable securities. Our investment policy establishes minimum ratings for institutions with which the Company holds cash, cash equivalents and marketable securities, as well as rating and concentration limits for marketable securities held.

All material counterparties are considered creditworthy. While the concentration of credit risk may be significant, the credit risk for each individual counterpart is considered to be low. Our exposure to credit risk primarily relates to cash, cash equivalents, and marketable securities. The credit risk on our bank deposits is limited because the counterparties, holding significant deposits, are banks with high credit-ratings (minimum A3/A-) assigned by international credit-rating agencies. The banks are reviewed on a regular basis and deposits may be transferred during the year to mitigate credit risk. On each reporting date, we consider the risk of expected credit loss on bank deposits, including the hypothetical impact arising from the probability of default, which is considered in conjunction with the expected loss caused by default by banks with similar credit ratings and attributes. In line with previous periods, this assessment did not reveal a material impairment loss, and accordingly no provision for expected credit loss has been recognized.

Since March 2020, in order to mitigate the concentration of credit risks on bank deposits and to preserve capital, a portion of our bank deposits have been placed into primarily U.S. government bonds, treasury bills, corporate bonds, and commercial papers. Our investment policy, approved by the Board of Directors, only allows investment in marketable securities having investment grade credit-ratings, assigned by international credit-rating agencies. Accordingly, the risk and probability of default is low. The risk of expected credit loss on marketable securities has been considered, including the hypothetical impact arising from the probability of default, which is considered in conjunction with the expected loss caused by default on securities with similar credit rating and attributes. This assessment did not reveal a material expected credit loss, and accordingly no provision for expected credit loss has been recognized.

For other financial assets, including deposits and receivables, the credit risk is considered low and no provision for expected credit loss has been recognized.

B.	Liquidity and Capital Resources

Our liquidity and capital resources comprise cash, cash equivalents and marketable securities.

As of December 31, 2020, these amounted to €834.1 million, and are specified as follows:

	Carrying amount	Fair value
	(EUR’000)
December 31, 2020
Liquidity and capital resources
Marketable securities	249,558	249,530
Cash and cash equivalents	584,517	584,517

Total liquidity and capital resources	834,075	834,047

Classification in consolidated statement of financial position
Non-current assets	115,280	115,277
Current assets	718,795	718,770

Total liquidity and capital resources	834,075	834,047

Marketable securities have a weighted average duration of 6.0 and 17.3 months, for current (i.e., those maturing within twelve months after the reporting date) and non-current positions, respectively. The entire portfolio of marketable securities (current and non-current) has a weighted average duration of 11.2 months.

We have historically funded our operations primarily through issuance of our preference shares, ordinary shares, convertible debt securities and payments to us under our collaboration agreements. Our expenditures are primarily related to research and development activities and general and administrative activities to support research and development.

In February 2015, we announced the closing of our initial public offering, with net proceeds of $111.5 million (or €101.4 million). In addition, we have completed follow-on public offerings of American Depositary Shares, or ADSs, as specified below (all amounts disclosed after deducting underwriters’ commissions and offering expenses):

•	In 2016, with net proceeds of $127.1 million (or €116.6 million);

•	In 2017, with net proceeds of $145.2 million (or €123.1 million);

•	In 2018, with net proceeds of $242.5 million (or €198.6 million);

•	In 2019, with net proceeds of $539.4 million (or €480.3 million); and

•	In July 2020, with net proceeds of $654.6 million (or €580.5 million).

Since our inception, until December 31, 2020, we have funded our operations through the sale of €1,830.2 million of our preference shares, ordinary shares and convertible debt securities, including our IPO, follow-on offerings and exercise of warrants.

In addition, we have historically received cash proceeds under collaboration and license agreements, which are structured as upfront fees for out-licensing of technology and assignment of certain intellectual property rights, and for services rendered under those agreements. In addition, we have received cash proceeds through feasibility studies, where potential partners evaluate if TransCon technologies enable certain advantages for their product candidates of interest. Such feasibility studies are often structured as short-term agreements with fixed fees for the work that we perform.

Cash requirements

We maintain cash-forecasts to ensure sufficient cash reserves are available to settle liabilities as they fall due. Cash reserves should be in place to support the daily operations and strategic objectives to support clinical trials and other development activities in line with our corporate objectives.

As of December 31, 2020, our cash requirements primarily relate to following:

•	lease obligations, related to our office and research and development facilities, which are recognized as lease liabilities in the consolidated statement of financial position;

•	construction of property, plant and equipment, including leasehold improvements;

•	purchase obligations, under our commercial supply agreements and related activities;

•	research and development activities related to clinical trials for our product candidates in clinical development.

The length of leases varies from two to eleven years, without considering optional extension periods. Our cash requirements for our lease obligations (on an undiscounted basis) are €7.0 million and €106.8 million, for the short-term (payable within twelve months after the reporting date) and long-term (payable beyond twelve months after the reporting date), respectively. In addition, our lease obligations establish ancillary contractual commitments in relation to utilities, maintenance, levies, and other services. Costs relating to those commitments are recognized as services are received.

Obligations related to property, plant and equipment which include construction of leasehold improvements amounts to €15.8 million and is partly subject to reimbursement from one lessor. The work is expected to be finalized and settled in 2021.

We have also entered into long-term commercial supply agreements, to support the commercial manufacturing of TransCon hGH (lonapegsomatropin), which include purchase obligations, usually determined on binding and non-binding supply forecasts, that are subject to continuous negotiation and adjustments according to the individual contractual terms and conditions. Cash requirements for those purchase obligations are €91.0 million and €39.1 million, for the short-term and long-term, respectively.

As part of our ordinary activities, we engage third-party CROs to perform clinical trial activities, which are primarily studies for more than one year. We are not subject to contingent liabilities from potential milestone payments related to licensing of intellectual property.

We have not entered into any off-balance sheet arrangements or any holdings in variable interest entities. In addition, we are not aware of any significant legal claims or disputes.

Based on our current operating plan, we believe that our existing cash, cash equivalents, and marketable securities as of December 31, 2020 will be sufficient to meet our projected cash requirements for at least twelve months from the date of this annual report. However, our operating plan may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned. Our future funding requirements will depend on many factors, including, but not limited to:

•	the manufacturing, selling and marketing costs associated with product candidates, including the cost and timing of building our sales and marketing capabilities;

•	the timing, receipt, and amount of sales of, or royalties on, our future products, if any;

•	the sales price and the availability of adequate third-party coverage and reimbursement for our product candidates;

•	our ability to establish and maintain strategic partnerships, licensing or other arrangements and the financial terms of such agreements;

•	our ability to collect payments which are due to us from collaboration partners (if any), which in turn is impacted by the financial standing of any such collaboration partners;

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

The following table summarizes our cash flows for the years ended December 31, 2020, 2019 and 2018:

	Year Ended December 31,
	2020	2019	2018
	(EUR’000)	(EUR’000)	(EUR’000)
Cash flows from/(used in) operating activities	(271,548)	(175,936)	(138,802)
Cash flows from/(used in) investing activities	(291,199)	(5,159)	(2,648)
Cash flows from/(used in) financing activities	602,650	493,593	203,267

Net increase in cash and cash equivalents	39,903	312,498	61,817

Cash flows from/(used in) Operating Activities

Cash flows used in operating activities for the year ended December 31, 2020 was €271.5 million compared to €175.9 million for the year ended December 31, 2019. The net loss for the year ended December 31, 2020 of €419.0 million included non-cash charges of €62.6 million, comprising share-based payment and depreciation, non-cash revenue of €3.5 million, and non-cash net financial expenses and taxes, of €89.3 million. The net change in working capital contributed negatively to cash flows by €1.0 million, primarily due to an increase in prepayments of €6.4 million, an increase in receivables of €2.0 million and a decrease in contract liabilities of €0.5 million, partly offset by an increase in trade payables, accrued expenses and other payables of €7.9 million.

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

Cash Flows used in Investing Activities

Cash flows used in investing activities for the year ended December 31, 2020 of €291.2 million were related to acquisition of marketable securities of €537.8 million and settlement of marketable securities of €263.1 million, to acquisition of property, plant and equipment of net €14.8 million, primarily related to our oncology laboratories in the U.S. and for use in the laboratories of our German facility, and to development of software of €1.7 million.

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

Cash Flows from / (used in) Financing Activities

Cash flows from financing activities for the year ended December 31, 2020 of €602.7 million were comprised of €580.5 million in net proceeds from our follow-on public offering of ADSs completed in July 2020 and €26.9 million in net proceeds from warrant exercises in April, May, June, August, September, November and December 2020, partly offset by payments on lease liabilities of €4.8 million.

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

See “Item 4 B. Information on the Company—Business Overview” and “Item 5 A. Operating and Financial Review and Prospects – Operating Results – Financial Operations Overview – Research and Development Costs.”

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

Members of Our Board of Directors, Executive Board and Senior Management

Board of Directors

The following table sets forth information with respect to each of our current board members and their respective ages as of December 31, 2020. Our board of directors is divided into two classes for purposes of election. One class is elected at each annual meeting of shareholders to serve for a two-year term. Our board of directors currently consists of seven members. All board members are eligible for re-election once their term expires.

The business address of our board members is our registered office address at Tuborg Boulevard 12, DK-2900 Hellerup, Denmark.

Name of Board Member	Age	Position(s)	Term Expires
Michael Wolff Jensen, L.L.M.	49	Chairman and Senior Vice President, Chief Legal Officer	2021
Lisa Bright	53	Board Member	2021
Albert Cha, M.D., Ph.D.	48	Board Member	2022
James I. Healy, M.D., Ph.D.	55	Board Member	2021
Jan Møller Mikkelsen	61	President, Chief Executive Officer, Board Member and Executive Director	2021
Birgitte Volck, M.D., Ph.D.	58	Board Member	2022
Lars Holtug	62	Board Member	2022

The following is a brief summary of the business experience of our non-employee board members.

Lisa Bright has served as a member of our board of directors since April 2017. Previously, she served as President International for Intercept Pharmaceuticals, Inc., a biopharmaceutical company, from July 2016 to January 2021. Prior to her appointment as President International, Ms. Bright held various senior leadership positions from November 2014 to July 2016 at Intercept Pharmaceuticals including Chief Commercial and Corporate Affairs Officer and Senior Vice President, Head of EUCA. During her tenure at Intercept, Ms. Bright has overseen the development of the global launch of an orphan medicine in the United States and Europe, including building the commercial organization in the United States and establishing legal affiliates and teams across Europe and Canada. Ms. Bright currently serves as a member of the board of directors of Dechra Pharmaceuticals PLC, a veterinary pharmaceutical company. From 2008 to November 2014, Ms. Bright held various leadership positions at Gilead Sciences Ltd., a biopharmaceutical company, including Vice President, Head of Government Affairs, Europe, Asia, Middle East and Australasia, Vice President and Head of HCV Launch Planning, Vice President and Head of Northern Europe and General Manager, UK and Ireland. Prior to Gilead Sciences, Ms. Bright served in various positions of increasing responsibility at GlaxoSmithKline plc from 1997 to 2006 including Vice President Commercial Planning and Operations and Vice President General Manager NZ and Vice President Head of Sales, UK and Ireland. Prior to that, Ms. Bright also worked at Sanofi from 1992 to 1996 and GlaxoSmithKline from 1989 to 1992. Ms. Bright received her B.Sc. in Pharmacology from University College London, United Kingdom.

Albert Cha, M.D., Ph.D. has served as a member of the board of directors since November 2014. Dr. Cha is a Managing Partner with Frazier Healthcare Partners. He previously was a managing partner at Vivo Capital LLC, a healthcare investment firm, where he has served in various positions, most recently as a managing partner. Dr. Cha currently serves as a member of the board of directors of KalVista Pharmaceuticals, Inc. (NASDAQ: KALV) and several privately held biotechnology and medical device companies. In addition, Dr. Cha has previously served as a member of the board of directors of Aclaris Therapeutics, a publicly traded dermatology company; AirXpanders, a publicly traded women’s health medical device company; BioForm Medical, Inc., a publicly traded medical aesthetics company; Carbylan Therapeutics, a publicly traded orthopedics company, Sierra Oncology, Inc., a publicly traded oncology company, Biohaven Pharmaceutical Holding Company Ltd, a publicly traded clinical-stage biopharmaceutical company targeting neurological diseases and Menlo Therapeutics, Inc., a publicly traded late-stage biopharmaceutical company focused on the treatment of pruritus. Dr. Cha holds a B.S. and an M.S. from Stanford University and an M.D. and a Ph.D. from the University of California at Los Angeles.

James I. Healy, M.D., Ph.D. has served as a member of our board of directors since November 2014. Dr. Healy has been a General Partner of Sofinnova Investments, Inc. (formerly Sofinnova Ventures), a venture capital firm, since June 2000. Prior to June 2000, Dr. Healy held various positions at Sanderling Ventures, Bayer Healthcare Pharmaceuticals (as successor to Miles Laboratories) and ISTA Pharmaceuticals, Inc. Dr. Healy is currently on the board of directors of Bolt Therapeutics, Inc. (Nasdaq: BOLT), Coherus BioSciences, Inc. (Nasdaq: CHRS), Karuna Therapeutics, Inc. (Nasdaq: KRTX), Natera, Inc. (Nasdaq: NTRA), NuCana plc (Nasdaq: NCNA), ObsEva SA (Nasdaq: OBSV) and Y-mAbs Therapeutics, Inc. (Nasdaq: YMAB) and two private companies. Previously, he served as a board member of Amarin Corporation, Auris Medical Holding AG, Edge Therapeutics, Inc., Hyperion Therapeutics, Inc., InterMune, Inc., Iterum Therapeutics PLC, Anthera Pharmaceuticals, Inc., Durata Therapeutics, Inc., CoTherix, Inc., Movetis NV and several private companies. Dr. Healy holds an M.D. and a Ph.D. in Immunology from Stanford University School of Medicine and holds a B.A. in Molecular Biology and a B.A. in Scandinavian Studies from the University of California, Berkeley.

Birgitte Volck, M.D., Ph.D. has served as a member of our board of directors since May 2016. Dr. Volck served as the President of Research and Development at Avrobio Inc., from December 2017 to October 2020. From June 2016 to August 2018, Dr. Volck served as head of Research and Development, Rare Diseases for GlaxoSmithKline plc. From 2012 to 2016, Dr. Volck served as the Chief Medical Officer and Senior Vice President of Development at Swedish Orphan Biovitrum AB, a biopharmaceutical company. From 2007 to 2012, Dr. Volck held various positions at Amgen Inc., a biopharmaceutical company, including Executive Development Director, Bone, Neuroscience & Inflammation. Prior to Amgen, from 2004 to 2007, Dr. Volck served as Nordic Medical Director and Project Director at Genzyme A/S, a biotechnology company. From 2001 to 2004, Dr. Volck served as Head of Clinical Development and Medical Affairs at Pharmexa, a biotechnology company. From June 2019, Dr. Volck serves as a non-executive director at Soleno Therapeutics. From May 2017 to June 2018, Dr. Volck served as a non-executive director for Wilson Therapeutics AB, a biotechnology company. From May 2016 to April 2019, Dr. Volck has served as a director for TFS International, a clinical research organization. Dr. Volck received her M.D. and Ph.D. degrees from Copenhagen University, Denmark.

Lars Holtug, M.Sc. has served as a member of our board of directors since November 2018. Mr. Holtug was a partner at PricewaterhouseCoopers Statsautoriseret Revisionspartnerselskab (“PwC”) from 1993 to 2015. Mr. Holtug also currently serves as chairman of Gaming Investment A/S, a gaming solutions provider, and its eleven subsidiaries, and of MTI Caretag ApS, a company investing in healthcare technology. Mr. Holtug also currently serves as a board member of Frida Forsikring Agentur A/S and Domus Forsikring A/S, as well as the Audit Committee Chair of the board of Domus Forsikring A/S. Previously, he was Chairman of PwC in Denmark from 2005 to 2009. From 2004 to 2015, Mr. Holtug was a member of the Danish Commercial Appeals Board (Erhvervsankenaevnet) and a board member of the Danish Company law association (Dansk Forening for Selskabsret). He was also a member of the Accounting Standards Board of the Federation of State Authorized Accountants in Denmark (Foreningen af Statsautoriserede Revisorer) from 1998 to 2002, and a member of the Auditing Standards Board from 1993 to 1998. Mr. Holtug holds an M.Sc. from Copenhagen Business School and is educated as a state authorized public accountant in Denmark.

Senior Management and Executive Board

The following table sets forth information with respect to each of the members of our senior management, their respective ages and their positions as of December 31, 2020. In addition to serving as members of our senior management, Mr. Mikkelsen and Mr. Smith currently serve as the members of our executive board. The business address of these members of our senior management is our registered office address at Tuborg Boulevard 12, DK-2900 Hellerup, Denmark.

Name	Age	Position(s)
Jan Møller Mikkelsen	61	President, Chief Executive Officer, Board Member and Executive Director
Flemming Steen Jensen	59	Senior Vice President, Product Supply
Michael Wolff Jensen, L.L.M.	49	Chairman and Senior Vice President, Chief Legal Officer
Peter Rasmussen	52	Vice President, Finance and Principal Accounting Officer
Scott T. Smith	47	Senior Vice President, Chief Financial Officer
Lotte Sønderbjerg	59	Senior Vice President, Chief Administrative Officer
Kennett Sprogøe, Ph.D.	42	Senior Vice President, Head of Innovation and Research
Juha Punnonen, M.D., Ph.D.	55	Senior Vice President, Head of Oncology
Jens Sigurd Okkels	60	Senior Vice President, Product Development
Vibeke Miller Breinholt, Ph.D.	54	Senior Vice President, Nonclinical Development and Bioanalysis
Dana Pizzuti, M.D.	65	Senior Vice President, Development Operations
Mark Bach, M.D., Ph.D.	64	Senior Vice President, Clinical Development and Medical Affairs for Endocrine Medical Sciences
Jesper Høiland	60	Senior Vice President, Global Chief Commercial Officer

The following is a brief summary of the business experience of our senior management and executive board.

Jan Møller Mikkelsen founded Ascendis Pharma and has served as President and Chief Executive Officer as well as Board member since December 2007 and currently serves on the board of Visen. From 2002 to 2006, Mr. Mikkelsen served as President and Chief Executive Officer of LifeCycle Pharma A/S, now Veloxis Pharmaceuticals A/S, which was a publicly traded biotechnology company. From 2000 to 2002, Mr. Mikkelsen was President of the Pharmaceutical Division of Maxygen, Inc. Prior to that, Mr. Mikkelsen co-founded ProFound Pharma A/S, a biopharmaceutical company that was later acquired by Maxygen, Inc., and at ProFound, he served as Co-Chief Executive Officer from 1999 to 2000. From 1988 to 1999, Mr. Mikkelsen held various positions at Novo Nordisk A/S, a global healthcare company, including Vice President of Protein Discovery. Mr. Mikkelsen currently serves as a member of the advisory board of Inspirion Delivery Technologies, a specialty pharmaceutical company. Mr. Mikkelsen received a Cand. Scient. degree in Biochemistry from the University of Odense, Denmark, and pursued his post-doctoral research at Children’s Hospital in Oakland, CA.

Flemming Steen Jensen has served as our Senior Vice President, Product Supply and Quality since August 2015. Prior to this, Mr. Jensen served as Corporate Vice President for Global Pharma Consulting and Business Development and member of the management team at NNE Pharmaplan A/S, an engineering and consulting company (part of Novo Nordisk A/S), from October 2014 to July 2015. From 1999 to September 2014, Mr. Jensen served as Executive Vice President of Product Supply (Production, Supply Chain, Engineering and Maintenance, Business Improvements, Quality Assurance and Health, Safety and Environment) and member of the Board of Management of ALK-Abello A/S, a pharmaceutical company. From 1986 to 1999, Mr. Jensen held several management positions relating to development, manufacturing and engineering within Novo Nordisk A/S, a pharmaceutical company. Mr. Jensen is also a member of various boards of directors and advisory boards of companies in the life sciences industry. Mr. Jensen holds a M.Sc. in Pharmacy from the University of Copenhagen.

Michael Wolff Jensen, L.L.M. has served as Chairman of our board of directors since January 2008 and as our Senior Vice President, Chief Legal Officer since June 2013 and currently serves on the board of Visen. In addition, Mr. Jensen served as our Acting Chief Financial Officer from May 2008 to June 2013. From October 2010 to June 2013, Mr. Jensen served as Senior Legal Advisor and Head of Partnerships (France) for the renewable business division of Dong Energy A/S, the Danish State-owned utility company. Prior to Ascendis Pharma, Mr. Jensen served as Executive Vice President & Chief Financial Officer of LifeCycle Pharma, currently known as Veloxis Pharmaceuticals A/S, a publicly traded biotechnology company, from 2003 to 2008. Prior to joining Veloxis, Mr. Jensen served as Senior Vice President & Chief Financial Officer of Genmab A/S, a publicly traded biotechnology company from 2000 to 2003. Mr. Jensen also currently serves as Chairman of the board of directors of two publicly traded biotechnology companies, XSpray Pharma AB and Vicore Pharma AB. Mr. Jensen received an L.L.M. degree from the University of Copenhagen.

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

Scott T. Smith has served as our Senior Vice President and Chief Financial Officer since August 2016. Previously, Mr. Smith served as Director of the Healthcare Investment Banking Group at Wedbush Securities, from 2012 to 2016, where he led the healthcare team, and, from 2009 to 2012, Mr. Smith served as a Managing Director at Wedbush. Prior to joining Wedbush, Mr. Smith served as a Director in the Global Healthcare Investment Banking Group at Merrill Lynch where he began his career in 1995. He has also worked in sales, marketing and strategy roles for various companies, including start-ups and a Fortune Global 500 company. Mr. Smith received his M.B.A. from the Stanford University Graduate School of Business and graduated magna cum laude with a B.A. in Economics/Accounting-Physics from Claremont McKenna College.

Lotte Sønderbjerg has served as our Senior Vice President, Chief Administrative Officer since December 2007. Mrs. Sønderbjerg is also Managing Director of Ascendis Pharma GmbH. Prior to joining Ascendis Pharma, Mrs. Sønderbjerg served as Senior Director of Human Resources and as Finance Director at Veloxis Pharmaceuticals A/S from 2003 to 2007. Prior to joining Veloxis Pharmaceuticals A/S, Mrs. Sønderbjerg served as Senior Director of Finance and Human Resources at Acadia Pharmaceuticals Inc., a publicly traded biotechnology company from 1996 to 2003. Prior to her career in biotech, Mrs. Sønderbjerg was the Executive Secretary for the CEO and Board of Directors of Novo Nordisk A/S. Mrs. Sønderbjerg received a Masters of Arts in International Business Communications from University of Aarhus.

Kennett Sprogøe, Ph.D. has held positions of increasing responsibility at Ascendis Pharma since December 2007, including serving as our Senior Vice President, Head of Innovation and Research since 2019, Senior Vice President of Product Innovation since January 2016 and Vice President Product Innovation since June 2014. Prior to joining Ascendis Pharma, Dr. Sprogøe conducted research at the University of Copenhagen, where he applied novel hyphenated screening technologies to expedite discovery of drug leads from natural sources. Dr. Sprogøe holds a Ph.D. in Natural Products Chemistry from the University of Copenhagen and a M.Sc. in Pharmacy from the Danish University of Pharmaceutical Sciences.

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

Jens Sigurd Okkels, Ph.D., M.Sc. has served as our Senior Vice President of Product Development since April 2019. Most recently, Dr. Okkels led an independent consulting firm in the biopharmaceutical industry, Okkels Consulting, GmbH. Prior to this, he served as Vice President, Head of the Chemistry, Manufacturing and Controls Center in Europe at Takeda, where he was responsible for numerous projects at all stages of development, from preclinical and launch to life cycle management. Prior to his tenure at Takeda, Dr. Okkels held multiple VP roles at Nycomed, including Vice President of Technical Development, the Biologics Network and the International Pharmaceutical Affairs. Dr. Okkels also served as the Science and Technology Director at Maxygen after a merger with ProFound Pharma, a company which he co-founded in 1999. He launched his industry career at Novo Nordisk in 1992 after completing his postdoctoral training at the Royal Veterinary and Agricultural University (RVAU). Dr. Okkels received his Ph.D. in biochemistry and molecular biology from the RVAU in Copenhagen, Denmark.

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

Dana Pizzuti, M.D. has served as our Senior Vice President of Development Operations since January 2020 and Vice President of Global Regulatory Affairs since July 2019. Dr. Pizzuti has more than 30 years of pharmaceutical industry experience in clinical development, pharmacovigilance, medical and regulatory Affairs. Prior to joining Ascendis Pharma, Dr. Pizzuti served as Senior Vice President of Regulatory Affairs, Quality and Pharmacovigilance at Theravance Biopharma, Inc., a biotechnology company, from March 2019 to July 2019 and served as Senior Vice President of Regulatory Affairs and Quality at Rigel Pharmaceuticals, a biotechnology company, from June 2017 to March 2019. Prior to Rigel, Dr. Pizzuti served as Vice President of Regulatory Affairs at Gilead Sciences, a pharmaceutical company, from March 2007 to June 2017, where she directly supervised a global regulatory department of more than 500 individuals in 33 countries and was responsible for obtaining marketing authorizations for 15 new drugs in global markets. Prior to Gilead, she served as Vice President of Global Regulatory Affairs for West Coast Pharmaceuticals at Johnson and Johnson and Vice President of Global Pharmacovigilance and Labeling at Bristol-Myers Squibb. For ten years, she held positions of increasing responsibility in Medical Affairs at Abbott Laboratories, ending her tenure there as Vice President of Global Medical Affairs for the Pharmaceutical Products Division and Abbott International. Dr. Pizzuti began her career in industry at Hoffmann-La Roche. She received her M.D. from New York University and a B.S. in Biology (cum laude) from Yale University.

Mark Bach, M.D., Ph.D. has served as our Senior Vice President of Clinical Development and Medical Affairs for Endocrine Medical Sciences since November 2020. Dr. Bach is a pediatric endocrinologist with 30 years of clinical research and pharmaceutical development experience, including extensive global experience building and leading clinical teams that have successfully launched innovative pharmaceutical products into global markets. Most recently, from August 2019 to October 2020, Dr. Bach served as interim CEO and previously led a team to design and establish Accumulus Synergy, Inc, a cross-industry initiative to design and build a cloud-based platform to facilitate data exchange between pharmaceutical companies and health authorities. Prior to this, Dr. Bach was based in Asia, and served as Head of Asia Pacific Medical Sciences at Janssen Pharmaceutical Co. from November 2014 to August 2019. Previously, he was Vice President of Research & Development and Scientific Affairs for Janssen Pharmaceutical KK in Japan from January 2010 to November 2012. For 16 years, he held positions of increasing responsibility in Clinical Research at Merck & Co., Inc., ending his tenure there as Vice President of Clinical Research Operations Worldwide. Dr. Bach has lectured in national and international forums, has numerous publications and served on professional society advisory boards to advance the field of endocrinology and clinical research. Dr. Bach received his M.D. from Baylor College of Medicine; his Ph.D. in Pathology from the University of Chicago; and his B.A. in Chemistry from the Carleton College.

Jesper Høiland has served as our Senior Vice President and Global Chief Commercial Officer since May 2020. He has over 25 years of senior leadership experience in operations, commercialization and global marketing and has launched five products to market leadership positions in endocrinology and hematology. Previously, he served as President and Chief Executive Officer of Radius Health from July 2017 to April 2020, where he led Tymlos® to a market leadership position in three years as a treatment for osteoporosis. Prior to joining Radius, Mr. Høiland served as Executive Vice President at Novo Nordisk and President of Novo Nordisk USA, overseeing approximately 5,300 employees from 2013 to 2016. Before serving as President of Novo Nordisk USA, Mr. Høiland held multiple global roles of increasing responsibility at Novo Nordisk from 1987 to 2013, including leading its International Operations. His extensive experience establishing global leadership of endocrinology products began with the first launch of Novo Nordisk’s daily growth hormone in 1988. Mr. Høiland holds an MSc in Management from Copenhagen Business School.

B. Compensation

Compensation of Members of Our Board of Directors and Senior Management

During 2020, Dr. Cha received board fees in the amount of €36,510 for his membership on our board and €17,342 for his tenure on the remuneration committee and the nominating and corporate governance committee, Dr. Healy received €36,510 for his membership on our board and €18,255 for his tenure on the nominating and corporate governance committee and the audit committee, Ms. Volck received €33,720 for her membership on our board and €4,215 for her tenure on the nominating and corporate governance committee, Ms. Bright received €33,720 for her membership on our board and €13,910 for her tenure on the audit committee and the remuneration committee, and Mr. Holtug received €33,720 for his membership on our board and €22,340 for his tenure on the audit committee and the remuneration committee. Neither Messrs. Michael Wolff Jensen nor Mikkelsen received any compensation in respect of their service on the board. Their compensation under our senior management compensation program is described below.

On December 10, 2020, Dr. Cha, Dr. Healy, Dr. Volck, Ms. Bright and Mr. Holtug were each granted 6,420 warrants, in each case with an exercise price per share of $176.28 (€145.5045) and an expiration date of December 10, 2030. The aggregate grant date fair value of the warrants granted to our board members in 2020 for their services as board members was €2,171,796.

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

The aggregate compensation paid to our senior management who were employed by our company during 2020, consisting of Messrs. Mikkelsen, Smith, Michael Wolff Jensen, Rasmussen, Flemming Steen Jensen, Høiland and Larson, Ms. Sønderbjerg and Drs. Sprogøe, Okkels, Punnonen, Breinholt, Pizzuti and Bach for the fiscal year ended December 31, 2020 was approximately €28.3 million. This amount consists of: (i) short-term employee benefits including salary and other in-kind benefits of approximately €4.5 million, (ii) bonuses of €3.2 million, (iii) share-based payments of approximately €20.3 million, and (iv) post-employment and other benefits of €0.3 million. Share-based payments reflect the 2020 expenses of warrants granted in or before 2020. During 2020, the board made the following warrant grants to members of our senior management who were employed by our company during 2020:

Name	Grant Date	Shares Subject to Awards Granted	Award Exercise Price(s)		Award Expiration Date
Vibeke Miller Breinholt	January 14, 2020	34,000	$138.82	(€124.8943)	January 14, 2030
Vibeke Miller Breinholt	December 10, 2020	22,755	$176.28	(€145.5045)	December 10, 2030
Dana Pizzuti	January 14, 2020	40,000	$138.82	(€124.8943)	January 14, 2030
Dana Pizzuti	December 10, 2020	22,755	$176.28	(€145.5045)	December 10, 2030
Jesper Høiland	June 6, 2020	90,000	$141.64	(€125.4117)	June 6, 2030
Jesper Høiland	December 10, 2020	15,170	$176.28	(€145.5045)	December 10, 2030
Mark A. Bach	November 10, 2020	54,000	$161.58	(€136.8389)	November 10, 2030

Sigurd Okkels	December 10, 2020	22,755	$176.28	(€145.5045)	December 10, 2030
Juha Punnonen	December 10, 2020	22,755	$176.28	(€145.5045)	December 10, 2030
Jan Møller Mikkelsen	December 10, 2020	101,145	$176.28	(€145.5045)	December 10, 2030
Scott T. Smith	December 10, 2020	22,755	$176.28	(€145.5045)	December 10, 2030
Michael Wolff Jensen	December 10, 2020	22,755	$176.28	(€145.5045)	December 10, 2030
Lotte Sønderbjerg	December 10, 2020	22,755	$176.28	(€145.5045)	December 10, 2030
Flemming Steen Jensen	December 10, 2020	22,755	$176.28	(€145.5045)	December 10, 2030
Kennett Sprogøe	December 10, 2020	22,755	$176.28	(€145.5045)	December 10, 2030
Peter Rasmussen	December 10, 2020	5,060	$176.28	(€145.5045)	December 10, 2030

The total amount set aside or accrued by us to provide pension, retirement or similar benefits for the members of our board of directors and members of senior management for the year ended December 31, 2020 was €0.

Senior Management Agreements

We have entered into employment or service agreements with our senior management. The employment agreement with Mr. Mikkelsen contains a termination notice period of six months for a termination by Mr. Mikkelsen and twelve months for a termination by us. It also provides that during the 12-month period following a change of control (“change in control period”), we may only terminate Mr. Mikkelsen’s employment with 18 months’ notice. In addition, if during the change in control period, the position and responsibilities of Mr. Mikkelsen are changed (excluding insignificant changes), Mr. Mikkelsen will be entitled to regard his employment as having been terminated by us with twelve months’ notice.

The agreements with Messrs. Michael Wolff Jensen and Flemming Steen Jensen and Ms. Lotte Sønderbjerg contain a termination notice period of three months for a termination by the employee and six months for a termination by us (except that in the case of Ms. Sønderbjerg, the notice period may be no less than the notice required pursuant to the rules of the Danish Salaried Employees Act with the addition of two months). The agreement with Mr. Rasmussen contains a termination notice period of one month for a termination by the employee and three months for a termination by us (except that the notice period may be no less than the notice required pursuant to the rules of the Danish Salaried Employees Act). The agreement with Dr. Sprogøe contains a termination notice period of one month for a termination by the employee and six months for a termination by us. The agreements with Drs. Okkels and Breinholt provide that the notice period may be no less than the notice required pursuant to the rules of the Danish Salaried Employees Act, which is at any time mutually extended by both parties with two months notice to the end of a month, provided that the executive may terminate with one month’s notice in the case of certain conditions related to sickness. The agreements with certain of the foregoing senior management contain post-termination non-competition covenants that generally may last for a period of twelve months post-termination and entitle the executives to their base salary, or portion thereof, during the period.

The agreements with Messrs. Høiland and Smith and Drs. Bach, Pizzuti and Punnonen provide that their employment is at-will and may be terminated by either the executive or us at any time, provided that all the agreements other than the agreement with Mr. Smith contain a termination notice period of 60 days for a termination by the executive. However, the agreements with Messrs. Høiland and Smith and Drs. Bach and Pizzuti provide that in the event the executive is terminated by us without “cause” or he or she resigns for “good reason” (each, as defined in the agreements), the executive will be eligible to receive continued base salary during a certain severance period following termination and continued healthcare coverage until up to the end of the month in which the severance period ends. Such severance period commences on the date of termination and ends as follows for each executive: for Mr. Høiland, the later of the first anniversary of the effective date of his employment agreement or the six-month anniversary of the date of termination; for Mr. Smith, the six-month anniversary of the date of termination; for Dr. Bach, the later of the first anniversary of the effective date of his employment agreement and three-month anniversary of the date of termination; and for Dr. Pizzuti, the six-month anniversary of the date of termination. In addition, for each of the executives, in the event of the executive’s termination due to disability, he or she will be eligible to receive continued base salary and healthcare coverage for 120 days following termination, and in the event of his or her death, we will pay his or her estate a lump sum amount equal to three months of his or her base salary.

Warrant Incentive Program

Our employees, consultants, advisors and board members are eligible to participate in our warrant incentive program. Warrants have been issued by the general meeting or by our board of directors pursuant to valid authorizations in our articles of association and the terms and conditions have, in accordance with the Danish Companies Act, been incorporated in our articles of association as in effect from time to time. Each warrant grants the holder the right to subscribe for one ordinary share against cash payment of the exercise price. The exercise price is determined by our board of directors and historically has not been less than the estimated fair value of our ordinary shares on the date of grant. Our board of directors is authorized to issue an additional 682,509 warrants in the period ending May 28, 2025.

The grant of warrants to any participant is at the discretion of our board of directors and based on the recommendation of our management. The board of directors may determine the terms and conditions of the warrants issued, including exercise periods, subscription price and adjustments caused by changes to our company’s situation.

Subject to earlier vesting upon the occurrence of certain exit events, warrants granted under the program as in effect since December 18, 2015 generally vest 1/48th per month from the date of grant subject to continued service for employees, consultants and initial grants to board members and 1/24th per month from the date of grant subject to continued service for subsequent grants to board members. Warrants granted under the program as in effect between December 2012 and December 18, 2015 generally vest 1/48th per month from the date of grant subject to continued service. With respect to employees, in the event that a holder resigns due to our breach of employment terms or we terminate the employment relationship and the holder has not given us good reason to do so, the warrants will continue to vest post-termination in accordance with the same vesting schedule. Otherwise, warrants will cease vesting upon termination of service with respect to employees, board members and consultants.

Vested warrants may be exercised during certain exercise periods each year. For 403,467 outstanding warrants, granted in the period 2012 to 2014, there are two annual exercise periods that continue for 21 days from and including the day after the publication of (i) the annual report notification—or if such notification is not published—the annual report and (ii) our interim report (six-month report). For these warrants, the last exercise period is 21 days from and including the day after the publication of our interim report for the first half of 2023. For 52,323 outstanding warrants granted in connection with our preference D financing, there are four annual exercise periods that continue for 21 days following the day of publication of (i) our interim report (three-month report); (ii) the annual report notification—or if such notification is not published—the annual report; (iii) our interim report (six-month report); and (iv) our interim report (nine-month report). For these warrants, the last exercise period is 21 days following the publication of our interim report (nine-month report) in 2023. For 5,772,274 outstanding warrants granted on or after December 18, 2015, there are four annual exercise periods; each exercise period begins two full trading days after the publication of the public release of our earnings data of a fiscal quarter and continues until the end of the second-to-last trading day in which quarter the relevant earnings release is published. The warrants granted on or after December 18, 2015 expire ten years after the grant date.

The table below sets forth information regarding outstanding warrants held by those members of our board of directors and senior management who, assuming the exercise of warrants, beneficially own 1% or more of our total outstanding ordinary shares as of March 1, 2021.

	Grant Date	Awards granted and outstanding	Awards granted and outstanding, but unvested as of March 1, 2021	Award Exercise Price(s)	Award Expiration Date
Jan Møller Mikkelsen	December 3, 2012	279,372	—	€7.9962	21 days following our interim report (six-month report) in 2023
	November 26, 2014	31,624	—	€6.4775	21 days following our interim report (nine-month report) in 2023

	December 18, 2015	217,000	—	€15.6750	December 18, 2025
	December 14, 2016	180,000	—	€19.4194	December 14, 2026
	December 12, 2017	200,000	41,667	€31.5995	December 12, 2027
	December 11, 2018	200,000	91,667	€54.6357	December 11, 2028
	December 10, 2019	120,000	85,000	€97.4993	December 10, 2029
	December 10, 2020	101,145	96,931	€145.5045	December 10, 2030
James I. Healy, M.D., Ph.D.	December 18, 2015	35,000	—	€15.6750	December 18, 2025
	December 14, 2016	15,000	—	€19.4194	December 14, 2026
	December 12, 2017	15,000	—	€31.5995	December 12, 2027
	December 11, 2018	13,000	—	€54.6357	December 11, 2028
	December 10, 2019	7,500	3,125	€97.4993	December 10, 2029
	December 10, 2020	6,420	5,885	€145.5045	December 10, 2030

Insurance and Indemnification

According to the Danish Companies Act, the general meeting is allowed to discharge our board members and members of our senior management from liability for any particular financial year based on a resolution relating to the financial statements. This discharge means that the general meeting will discharge such board members and members of our senior management from liability to our company; however, the general meeting cannot discharge any claims by individual shareholders or other third-parties.

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

Insofar as indemnification of liabilities arising under the Securities Act may be permitted to board members and senior management or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

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

The general meeting of shareholders must elect no fewer than three and no more than ten members to our board of directors. The board of directors is classified into two classes as nearly equal in number as possible with respect to the duration of the term in which they severally hold office. Such classes consist of one class of directors (“Class II”) who were elected at the annual general meeting held in 2020 for a term expiring at the annual general meeting to be held 2022; and a second class of directors (“Class I”) who were elected at the annual general meeting held in 2019 for a term expiring at the annual general meeting to be held in 2021. The shareholders shall increase or decrease the number of directors, to ensure that the two classes shall be as nearly equal in number as possible; provided, however, that no decrease shall have the effect of shortening the term of any other director. At each annual general meeting beginning in 2016, the successors of the class of directors whose term expires at that meeting shall be elected to hold office for a term expiring at the annual general meeting held in the second year following the year of their election.

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

Mr. Mikkelsen and Mr. Wolff Jensen are members of our senior management and members of our board of directors and these individuals have employment agreements that provide for benefits upon termination of employment in certain circumstances. For information about such agreements, see “Item 6 B. Directors, Senior Management and Employees—Compensation—Senior Management Agreements.”

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

Director Independence

Our board of directors has undertaken a review of the independence of the directors and considered whether any director has a material relationship with us that could compromise their ability to exercise independent judgement in carrying out the responsibilities of a director. As a result of this review, our board of directors determined that Lisa Bright, Albert Cha, M.D., Ph.D., James I. Healy, M.D., Ph.D., Birgitte Volck, M.D., Ph.D., and Lars Holtug, representing five of our seven directors, are “independent directors” as that term is defined under the applicable rules and regulations of the SEC and the listing requirements and rules of Nasdaq. In making such determination, our board of directors considered the relationships that each non-employee director has with us and all other facts and circumstances our board of directors deemed relevant in determining the director’s independence, including the number of ordinary shares beneficially owned by the director and his or her affiliated entities (if any).

Committees of the Board of Directors

We have an audit committee, a remuneration committee and a nominating and corporate governance committee. We have adopted a charter for each of these committees. Under Danish corporate law, it is not possible to delegate the decision making authority of the entire board of directors to board committees.

Audit Committee

Our audit committee consists of Lars Holtug (Chairman), Lisa Bright and James I. Healy, M.D., Ph.D. Each member satisfies the independence requirements of the Nasdaq listing standards, and Lars Holtug qualifies as an “audit committee financial expert,” as defined in Item 16A(b) of Form 20-F and as determined by our board of directors. Our audit committee oversees our accounting and financial reporting processes and the audits of our consolidated financial statements. As a foreign private issuer, we are not required to have a formal written audit committee charter that complies with Nasdaq Rule 5605(c)(1) and, although we have adopted an audit committee charter, we comply with home country practices in lieu of Nasdaq Rule 5605(c)(1). Nasdaq Rule 5605(c)(2)(A) requires that U.S. listed companies have an audit committee composed of at least three members, each of whom is an independent director, as defined in the Nasdaq rules. As a foreign private issuer, we are exempt from complying with the Nasdaq requirement to have an audit committee with at least three members, and we comply with home country practices in lieu of Nasdaq Rule 5605(c)(2)(A). However, our audit committee currently comprises three members, all of whom meet the relevant criteria for independence under Nasdaq rules and under Rule 10A-3 of the Exchange Act. Our audit committee is responsible for, among other things:

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

The following tables specify full-time employees at the end of period, per their main activity function and geographic location for the past three financial years.

	Selling, General and Administration (1)	Research and Development	Total
December 31, 2020
Denmark (Domicile country)	50	167	217
Germany	—	96	96
United States	63	106	169

Total	113	369	482

Of full-time employees, 169 (35.1%) hold a Ph.D., M.D., and/or equivalent degrees.

	Selling, General and Administration (1)	Research and Development	Total
December 31, 2019
Denmark (Domicile country)	35	121	156
Germany	—	73	73
United States	33	68	101

Total	68	262	330

Of full-time employees, 121 (36.7%) hold a Ph.D., M.D., and/or equivalent degrees.

	Selling, General and Administration (1)	Research and Development	Total
December 31, 2018
Denmark (Domicile country)	23	78	101
Germany	—	60	60
United States	15	40	55

Total	38	178	216

Of full-time employees, 76 (35.1%) holds a Ph.D., M.D., and/or equivalent degrees.

(1)	Selling, General and Administration function includes business and corporate development, and pre-commercial activities.

Number of full-time employees has increased, primarily due to pre-commercial activities, and extension of corporate functions to support those activities. In addition, employees engaged with research and development have increased due to the development of the second therapeutic area, Oncology, which was established in January 2019.

None of our employees are represented by a labor union or covered under a collective bargaining agreement. We consider our employee relations to be good.

E.	Share Ownership

See “Item 7 A. Major Shareholders and Related Party Transactions—Major Shareholders.” Our employees are eligible to own shares of the company through a warrant incentive plan. For information on the plan, see “Item 6 B. Directors, Senior Management and Employees—Compensation—Warrant Incentive Program.”

Item 7	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth information relating to the beneficial ownership of our shares as of March 1, 2021, by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our outstanding ordinary shares;

•	each of our board members; and

•	each member of our senior management, including members of our executive board.

The number of shares beneficially owned by each entity, person, member of our board of directors or senior management is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power, as well as any shares that the individual has the right to subscribe for within 60 days of March 1, 2021, through the exercise of any warrants or other rights. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares owned by that person.

The percentage of shares beneficially owned is computed on the basis of 53,750,386 ordinary shares outstanding as of March 1, 2021. Ordinary shares that a person has the right to subscribe for within 60 days of March 1, 2021 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights but are not deemed outstanding for purposes of computing the percentage ownership of any other person. Additionally, a person is considered to have the right to subscribe for ordinary shares which are subject to outstanding warrants and vested within 60 days of March 1, 2021, although such warrants may only be exercised in prescribed exercise periods. Unless otherwise indicated below, the address for each beneficial owner listed is c/o Ascendis Pharma A/S, at Tuborg Boulevard 12, DK-2900 Hellerup, Denmark.

Name and Address of Beneficial Owner	Number of Outstanding Shares Beneficially Owned	Number of Warrants Exercisable Within 60 Days	Number of Shares Beneficially Owned	Percentage of Beneficial Ownership
T. Rowe Price Associates, Inc.(1)	6,619,042	—	6,619,042	12.3%
Entities affiliated with RA Capital Management, LLC(2)	5,865,338	—	5,865,338	10.9%
Entities affiliated with Artisan Partners Limited Partnership(3)	5,767,527	—	5,767,527	10.7%
Entities affiliated with FMR LLC(4)	5,341,609	—	5,341,609	9.9%
Baker Bros. Advisors LP(5)	3,540,270	—	3,540,270	6.6%
Entities affiliated with Wellington Management Group LLP(6)	3,401,558	—	3,401,558	6.3%
Entities affiliated with Janus Henderson Group plc(7)	3,008,829	—	3,008,829	5.6%
Senior Management and Board Members
Jan Møller Mikkelsen(8)	587,096	1,039,756	1,626,852	3.0%
Vibeke Miller Breinholt, Ph.D.(9)	—	24,104	24,104	*
Flemming Steen Jensen(10)	—	81,146	81,146	*
Michael Wolff Jensen, L.L.M.(11)	—	74,646	74,646	*
Sigurd Okkels, Ph.D.(12)	—	37,296	37,296	*
Dana Pizzuti, M.D.(13)	—	11,463	11,463	*
Juha Punnonen, M.D., Ph.D.(14)	—	60,479	60,479	*
Scott T. Smith(15)	—	119,646	119,646	*
Kennett Sprogøe, Ph.D.(16)	30	119,646	119,676	*
Lotte Sønderbjerg(17)	—	122,682	122,682	*
Peter Rasmussen(18)	—	48,987	48,987	*
Lisa Bright(19)	—	37,716	37,716	*
Albert Cha, M.D., Ph.D.(20)	—	84,070	84,070	*
James I. Healy, M.D., Ph.D.(21)	2,090,850	84,070	2,174,920	4.0%
Lars Holtug, M.Sc.(22)	—	27,215	27,215	*
Birgitte Volck, M.D., Ph.D.(23)	230	46,970	47,200	*
Mark Bach, M.D., Ph.D.(24)	—	5,625	5,625	*
Jesper Høiland(25)	—	20,014	20,014	*

*	Indicates beneficial ownership of less than 1% of the total outstanding ordinary shares.
(1)

Consists of 6,619,042 ordinary shares and ADSs held by T. Rowe Price Associates, Inc. (“Price Associates”) as reported by Amendment No. 3 to Schedule 13G filed on February 16, 2021 by Price Associates. Price Associates, may be deemed to have sole power to vote over 2,164,281 shares and sole power to dispose of 6,619,042 shares. The address of Price Associates is 100 E. Pratt Street, Baltimore, Maryland 21202.

(2)

Consists of 5,618,370 ADSs held by RA Capital Healthcare Fund, L.P. (the “RA Fund”) and 246,968 ADSs held in a separately managed account (the “RA Account”) as reported by Amendment No. 10 to Schedule 13G filed with the SEC on February 16, 2021. RA Capital Healthcare Fund GP, LLC is the general partner of the RA Fund. The general partner of RA Capital Management, L.P. (“RA Capital”) is RA Capital Management GP, LLC, of which Peter Kolchinsky and Rajeev Shah are the controlling persons. RA Capital serves as investment adviser for the RA Fund and the RA Account and may be deemed a beneficial owner of the shares held by the RA Fund and the RA Account. The RA Fund has delegated to RA Capital the sole power to vote and the sole power to dispose of all securities held in the RA Fund’s portfolio. The RA Fund, RA Capital, Mr. Kolchinsky and Mr. Shah disclaim beneficial ownership of the shares described herein. The address of the RA Fund, the RA Capital, Mr. Kolchinsky and Mr. Shah is c/o RA Capital Management, L.P., 200 Berkeley Street, 18th Floor, Boston, MA 02116.

(3)

Consists of an aggregate of 5,767,527 ordinary shares and ADSs beneficially owned, or that may be deemed to be beneficially owned, by Artisan Partners Limited Partnership (“APLP”), Artisan Investments GP LLC (“Artisan Investments”), Artisan Partners Holdings LP (“Artisan Holdings”) and Artisan Partners Asset Management Inc. (“APAM”) as reported by Amendment No. 1 to Schedule 13G filed on February 10, 2021. Artisan Holdings is the sole limited partner of APLP and the sole member of Artisan Investments; Artisan Investments is the general partner of APLP; APAM is the general partner of Artisan Holdings.

(4)

Consists of an aggregate of 5,341,609 ordinary shares and ADSs beneficially owned, or that may be deemed to be beneficially owned, by FMR LLC, certain of its affiliates and other companies as reported on Amendment No. 6 to Schedule 13G filed on December 10, 2020 by FMR LLC. Abigail P. Johnson is a Director, the Chairman and the Chief Executive Officer of FMR LLC. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act (“Fidelity Funds”) advised by Fidelity Management & Research Company LLC (“FMR Co”), a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds’ Boards of Trustees. FMR Co carries out the voting of the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees. FMR LLC has its principal business office at 245 Summer Street, Boston, MA 02210.

(5)

Consists of (i) 3,268,169 ordinary shares and ADSs held by Baker Brothers Life Sciences, L.P. and (ii) 272,101 ordinary shares and ADSs held by 667, L.P. (together with Baker Brothers Life Sciences, L.P., the “Funds”) as reported on Amendment No. 3 to Schedule 13G filed on February 14, 2020 by Baker Bros. Advisors LP (the “Adviser”), Baker Bros. Advisors (GP) LLC (the “Adviser GP”), Felix J. Baker and Julian C. Baker (collectively, “Baker Bros.”). Pursuant to the management agreements, as amended, among the Adviser, the Funds and their respective general partners, the Funds’ respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power of the securities held by the Funds, and thus the Adviser has complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments. The Adviser GP, Felix J. Baker and Julian C. Baker as principals of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities directly held by the Funds and may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of such securities. The address of Baker Bros. is c/o Baker Bros. Advisors LP, 860 Washington Street, 3rd Floor, New York, NY 10014.

(6)

Consists of an aggregate of 3,401,558 ordinary shares and ADSs beneficially owned, or that may be deemed to be beneficially owned, by Wellington Management Group LLP (“Management Group”), certain of its affiliates and other companies as reported on Schedule 13G filed on February 3, 2021 by Management Group, Wellington Group Holdings LLP (“Group Holdings”), Wellington Investment Advisors Holdings LLP (“Investment Advisors Holdings”), and Wellington Management Global Holdings, Ltd (“Management Global Holdings”, and together with Group Holdings and Investment Advisors Holdings, the “Holding Companies”). Management Group is a parent holding company of the Holding Companies and certain investment advisers listed in the Schedule 13G filed on February 3, 2021(the “Wellington Investment Advisers”). The securities are owned of record by clients of the Wellington Investment Advisors. Investment Advisors Holdings controls directly, or indirectly through Management Global Holdings, the Wellington Investment Advisers. Investment Advisors Holdings is owned by Group Holdings. Group Holdings is owned by Management Group.

(7)

Consists of an aggregate of 3,008,829 ordinary shares and ADSs beneficially owned, or that may be deemed to be beneficially owned, by Janus Henderson Group plc (“Janus Henderson”) as reported on Schedule 13G filed on February 12, 2021. Janus Henderson has an indirect 97% ownership stake in Intech Investment Management LLC (“Intech”) and a 100% ownership stake in Janus Capital Management LLC (“JCM”), Perkins Investment Management LLC (“Perkins”), Henderson Global Investors Limited (“HGIL”) and Janus Henderson Investors Australia Institutional Funds Management Limited (“JHIAIFML”), (each an “Asset Manager” and collectively as the “Asset Managers”). Due to the above ownership structure, holdings for the Asset Managers are aggregated for purposes of this filing. Each Asset Manager is an investment adviser registered or authorized in its relevant jurisdiction and each furnishing investment advice to various fund, individual and/or institutional clients (collectively referred to herein as “Managed Portfolios”). As a result of its role as investment adviser or sub-adviser to the Managed Portfolios, JCM may be deemed to be the beneficial owner of 3,008,829 shares or 5.6% of the shares outstanding of Ascendis American Depositary Shares held by such Managed Portfolios. However, JCM does not have the right to receive any dividends from, or the proceeds from the sale of, the securities held in the Managed Portfolios and disclaims any ownership associated with such rights.

(8)

Consists of (i) 587,096 ordinary shares held by Mr. Mikkelsen and (ii) 1,039,756 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of March 1, 2021 by Mr. Mikkelsen.

(9)	Consists of 24,104 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of March 1, 2021 by Dr. Breinholt.
(10)	Consists of 81,146 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of March 1, 2021 by Mr. Jensen.
(11)	Consists of 74,646 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of March 1, 2021 by Mr. Jensen.
(12)	Consists of 37,296 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of March 1, 2021 by Dr. Okkels.
(13)	Consists of 11,463 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of March 1, 2021 by Dr. Pizzuti.
(14)	Consists of 60,479 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of March 1, 2021 by Dr. Punnonen.
(15)	Consists of 119,646 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of March 1, 2021 by Mr. Smith.
(16)

Consists of (i) 119,646 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of March 1, 2021 by Dr. Sprogøe and (ii) 30 ADSs held by family members of Dr. Sprogøe.

(17)	Consists of 122,682 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of March 1, 2021 by Ms. Sønderbjerg.
(18)	Consists of 48,987 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of March 1, 2021 by Mr. Rasmussen.
(19)	Consists of 37,716 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of March 1, 2021 by Ms. Bright.
(20)	Consists of 84,070 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of March 1, 2021 by Dr. Cha.
(21)

Consists of (i) 84,070 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of March 1, 2021 by Dr. Healy, (ii) 2,080,800 ordinary shares and ADSs held by Sofinnova Venture Partners IX, L.P. (“SVP IX”) and (iii) 10,050 ordinary shares and ADSs held by Sofinnova Management IX, L.L.C. (“SM IX”). SM IX is the general partner of SVP IX and may be deemed to have sole power to vote and sole power to dispose of shares directly owned by SVP IX. Dr. James I. Healy, and Michael Powell, the managing members of SM IX, may be deemed to have shared voting and dispositive power over the shares directly owned by each of SVP IX and SM IX. Each of Dr. Healy and Mr. Powell disclaim beneficial ownership over the shares held by SVP IX and SM IX, except to the extent of their pecuniary interests therein. The address of SVP IX is c/o Sofinnova Ventures, Inc., 3000 Sand Hill Road, Bldg. 4, Suite 250, Menlo Park, California 94025.

(22)	Consists of 27,215 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of March 1, 2021 by Mr. Holtug.
(23)	Consists of (i) 46,970 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of March 1, 2021 by Dr. Volck and (ii) 230 ADSs held by family members of Dr. Volck.
(24)	Consists of 5,625 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of March 1, 2021 by Dr. Bach.
(25)	Consists of 20,014 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of March 1, 2021 by Mr. Høiland.

Record holders

As of March 1, 2021, assuming that all of our ordinary shares represented by ADSs are held by residents of the United States, 100% of our outstanding ordinary shares were held in the United States by three holders of record and none of our outstanding ordinary shares were held outside of the United States. At such date, there were outstanding 52,184,314 ADSs, each representing one of our ordinary shares, and in the aggregate representing 97.1% of our outstanding ordinary shares. At such date, there were four holders of record registered with the Bank of New York Mellon, depositary of the ADSs. The actual number of holders is greater than these numbers of record holders and includes beneficial owners whose ADSs are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.

B.	Related Party Transactions

The following is a description of related party transactions we have entered into since January 1, 2020 with any of our board members, our senior management, the owners of more than five percent of our share capital, and any other related parties.

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

VISEN Pharmaceuticals

On January 8, 2021, we announced the completion of a Series B financing by VISEN Pharmaceuticals, or VISEN, a company established in 2018 to develop, manufacture and commercialize innovative endocrinology therapies in the People’s Republic of China, including Hong Kong, Macau, and Taiwan, or Greater China. VISEN raised approximately $150 million in gross proceeds from certain investors in this financing, including $12.5 million from us.

In connection with the Company’s investment in VISEN, on January 8, 2021, we entered into an Amended and Restated Shareholders Agreement, amending and restating the Shareholders Agreement dated November 7, 2018, between us and the parties set forth therein.

We have provided research and development services to VISEN under our Rights Agreements which will be reimbursed by VISEN. Further, we have provided product supply to VISEN under our clinical supply agreement for use in conducting clinical trials in Greater China.

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

See Note 24 to the audited consolidated financial statements included elsewhere in this annual report.

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

Authorizations to Our Board of Directors

As of the date of this Form 20-F, our board of directors is authorized to increase the share capital as follows:

•

Our board of directors is authorized to increase our share capital by up to 4,140,846 shares without pre-emptive subscription rights for existing shareholders in connection with cash contributions, debt conversion and contributions in kind, provided, however, that the capital increases are carried out at market value. This authorization is valid until May 28, 2024.

•

Our board of directors is authorized to increase our share capital by up to 9,000,000 shares with pre-emptive subscription rights for existing shareholders in connection with cash contributions, provided, however, that the capital increases are carried out at market value. This authorization is valid until May 28, 2024.

•

Our board of directors is authorized to issue 682,509 warrants and to increase our share capital by up to 682,509 shares without pre-emptive subscription rights for existing shareholders in connection with the exercise, if any, of said warrants and to determine the terms and conditions thereof. This authorization is valid until May 28, 2025.

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

If our board of directors exercises its authorizations in full, and all warrants and convertible debt instruments are exercised fully (not including already issued warrants), then our share capital will amount to 77,073,741 shares consisting of 77,073,741 shares with a nominal value of DKK 1 each.

Owners’ Register

We are obligated to maintain an owners’ register (in Danish: ejerbog). The owners’ register is maintained by Computershare A/S (Company Registration (CVR) no. 27088899), our Danish share registrar and transfer agent. It is mandatory that the owners’ register is maintained within the European Union and that it is available to public authorities.

Pursuant to the Danish Companies Act, public and private limited liability companies are required to register with the Danish Business Authority information regarding shareholders who own at least 5% of the share capital or the voting rights. Pursuant to this provision, we file registrations with the Public Owners’ Register of the Danish Business Authority. Shareholders that exceed the ownership threshold must notify us and we will subsequently file the information with the Danish Business Authority. Reporting is further required when thresholds of 10%, 15%, 20%, 25%, 50%, 90% or 100%, or 1/3 or 2/3 are reached or no longer reached.

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

Summary of Provisions Regarding the Board of Directors and the Executive Board

Pursuant to our articles of association, our board of directors shall be elected by our shareholders at the general meeting and shall be composed of not less than three and no more than ten members. With respect to the duration of the term which our board members severally hold office, the board of directors is classified into two classes as nearly equal in number as possible. Such classes consist of one class of directors (“Class I”) who were elected at the annual general meeting held in 2019 for a term expiring at the annual general meeting to be held in 2021; and a second class of directors (“Class II”) who were elected at the annual general meeting held in 2020 for a term expiring at the annual general meeting to be held in 2022. The shareholders shall increase or decrease the number of directors, in order to ensure that the two classes shall be as nearly equal in number as possible; provided, however, that no decrease shall have the effect of shortening the term of any other director. At each annual general meeting, the successors of the class of directors whose term expires at that meeting shall be elected to hold office for a term expiring at the annual general meeting held in the second year following the year of their election. Board members must retire from the board of directors at the annual general meeting following their 75th birthday. Board members are not required to own any shares of our share capital.

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

Disclosure Requirements

Pursuant to Section 55 of the Danish Companies Act, a shareholder is required to notify us when such shareholder’s stake represents 5% or more of the voting rights in our company or the nominal value accounts for 5% or more of the share capital, and when a change of a holding already notified entails that the 10%, 15%, 20%, 25%, 50%, 90% or 100%, or 1/3 or 2/3 are reached or no longer reached. The notification shall be given within two weeks following the date when the limits are reached or are no longer reached.

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

Pursuant to section 58a, we are obligated to collect and store for a period of at least five years certain information regarding the beneficial owners of shares in the Company. A beneficial owner is a physical person who ultimately holds or controls, directly or indirectly, a sufficient part of the ownership interests or voting rights or exercises control by other means, except for owners of companies whose ownership interests are traded on a regulated market or a similar market which is subject to a duty of disclosure in accordance with EU law or similar international standards.

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

At the latest, two weeks before a general meeting (inclusive of the day of the general meeting), we shall make the following information and documents available on our webpage:

•	the convening notice,

•	the documents that shall be presented at the general meeting, which will in case of the annual general meeting include the annual report, and

•	the agenda and the complete proposals.

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

Limitation on Liability

Under Danish law, members of the board of directors or senior management may be held liable for damages in the event that loss is caused due to their negligence. They may be held jointly and severally liable for damages to the company and to third-parties for acting in violation of the articles of association and Danish law.

According to the Danish Companies Act, the general meeting is allowed to discharge our board members and members of our senior management from liability for any particular financial year based on a resolution relating to the financial statements. This discharge means that the general meeting will discharge such board members and members of our senior management from liability to us; however, the general meeting cannot discharge any claims by individual shareholders or other third-parties.

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

Each board member and member of the executive board/management is under a fiduciary duty to act in the interest of the company but shall also take into account the interests of the creditors and the shareholders. Under Danish law, the members of the board of directors and executive management of a limited liability company are liable for losses caused by negligence whether shareholders, creditors or the company itself suffers such losses. They may also be liable for wrongful information given in the annual financial statements or any other public announcements from the company. An investor suing for damages is required to prove its claim with regard to negligence, loss, and causation. Danish courts, when assessing negligence, have been reluctant to impose liability unless the directors and officers neglected clear and specific duties. This is also the case when it comes to liability with regard to public offerings or liability with regard to any other public information issued by the company.

Delaware. The board of directors bears the ultimate responsibility for managing the business and affairs of a corporation. In discharging this function, directors of a Delaware corporation owe fiduciary duties of care and loyalty to the corporation and to its stockholders. Delaware courts have decided that the directors of a Delaware corporation are required to exercise informed business judgement in the performance of their duties. Informed business judgement means that the directors have informed themselves of all material information reasonably available to them. Delaware courts have also imposed a heightened standard of conduct upon directors of a Delaware corporation who take any action designed to defeat a threatened change in control of the corporation. In addition, under Delaware law, when the board of directors of a Delaware corporation approves the sale or break-up of a corporation, the board of directors may, in certain circumstances, have a duty to obtain the highest value reasonably available to the stockholders.

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

Shareholder Suits

Denmark. Under Danish law, only a company itself can bring a civil action against a third-party; an individual shareholder does not have the right to bring an action on behalf of a company. An individual shareholder may, in its own name, have an individual right to take action against such third party in the event that the cause for the liability of that third party also constitutes a negligent act directly against such individual shareholder.

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

A Delaware corporation may elect not to be governed by Section 203 by a provision contained in the original certificate of incorporation of the corporation or an amendment to the original certificate of incorporation or to the bylaws of the company, which amendment must be approved by a majority of the shares entitled to vote and may not be further amended by the board of directors of the corporation. Such an amendment is not effective until twelve months following its adoption.

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

The summary does not cover investors to whom special tax rules apply, and, therefore, may not be relevant, for example, to investors subject to the Danish Tax on Pension Yields Act (i.e., pension savings), professional investors, certain institutional investors, insurance companies, pension companies, banks, stockbrokers and investors with tax liability on return on pension investments. The summary does not cover taxation of individuals and companies who carry on a business of purchasing and selling shares. The summary only sets out the tax position of the direct owners of the ADSs and further assumes that the direct investors are the beneficial owners of the ADSs and any dividends thereon. Sales are assumed to be sales to a third-party.

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

Sale of the ADSs (Individuals)

In 2021, gains from the sale of shares are taxed as share income at a rate of 27% on the first DKK 56,500 (for cohabiting spouses, a total of DKK 113,000) and at a rate of 42% on share income exceeding DKK 56,500 (for cohabiting spouses over DKK 113,000). Such amounts are subject to annual adjustments and include all share income (i.e., all capital gains and dividends derived by the individual or cohabiting spouses, respectively).

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

The actual withholding tax rate is as a starting point 27%, while it can be reduced (0%, 15.4%, 22%) if certain requirements are met. A claim for repayment can be made within two months or the excess tax will offset the corporation income tax for the year. The statute of limitation is three years.

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

Passive Foreign Investment Company

Based on the market price of the ADSs and the value and composition of our income and assets, we do not believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2020. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you we will not be a PFIC for any taxable year. A non-U.S. corporation is considered a PFIC for any taxable year if either:

•	at least 75% of its gross income for such taxable year is passive income, or

•

at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income.

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

The “mark-to-market” election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter, or regularly traded, on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. Any trades that have as their principal purpose meeting this requirement will be disregarded. The ADSs are listed on The Nasdaq Global Select Market and, accordingly, provided the ADSs are regularly traded, if you are a holder of ADSs, the “mark-to-market” election would be available to you if we are a PFIC. Once made, the election cannot be revoked without the consent of the IRS unless the ADSs cease to be “marketable stock.” If we are a PFIC for any year in which the U.S. Holder owns ADSs but before a “mark-to-market” election is made, the interest charge rules described above will apply to any “mark-to-market” gain recognized in the year the election is made. If any of our subsidiaries are or become PFICs, the “mark-to-market” election will not be available with respect to the shares of such subsidiaries that are treated as owned by you. Consequently, you could be subject to the PFIC rules with respect to income of the lower-tier PFICs the value of which already had been taken into account indirectly via “mark-to-market” adjustments. A U.S. Holder should consult its tax advisors as to the availability and desirability of a “mark-to-market” election, as well as the impact of such election on interests in any lower-tier PFICs.

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

YOU ARE STRONGLY URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE APPLICATION OF THE PFIC RULES TO YOUR INVESTMENT IN THE ADSs.

Information Reporting and Backup Withholding

Distributions with respect to the ADSs and proceeds from the sale, exchange or other disposition of the ADSs may be subject to information reporting to the IRS and U.S. backup withholding. Certain U.S. Holders are exempt from backup withholding, including corporations and certain tax-exempt organizations. A U.S. Holder will be subject to backup withholding if such holder is not otherwise exempt and such holder:

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

A deposit agreement among us, the depositary and you the ADS holders sets out ADS holder rights as well as the rights and obligations of the depositary. A copy of the deposit agreement is incorporated by reference as an exhibit to this annual report.

Fees and Expenses

Pursuant to the terms of the deposit agreement, the holders of ADSs will be required to pay the following fees:

Persons depositing or withdrawing ordinary shares or ADSs must pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100ADSs)

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

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing ordinary shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide for-fee services until its fees for those services are paid.

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

Our chief executive officer and principal financial and accounting officers, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of December 31, 2020, have concluded that based on the evaluation of these controls and procedures required by Rule 13a-15(b) of the Exchange Act, our disclosure controls and procedures were effective.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2020. This assessment was performed under the directions and supervision of our Chief Executive Officer and our principal financial and accounting officers and based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission.

A material weakness is a control deficiency, or a combination of control deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected. These control deficiencies could result in a misstatement of the financial statement accounts or related disclosures that would result in a material misstatement in the annual or interim consolidated financial statements that would not be prevented or detected on a timely basis. Based on management’s assessment of those criteria, management has concluded that the design and operating effectiveness of our internal control over financial reporting was effective as of December 31, 2020.

The effectiveness of the Company’s internal control over financial reporting has been audited by Deloitte Statsautoriseret Revisionspartnerselskab, our independent registered public accounting firm, as stated in their report on the Company’s internal control over financial reporting as of December 31, 2020, which is included under “Item 15 C. Control and Procedures—Attestation Report of the Registered Public Accounting Firm”, below.

C.	Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2020 has been audited by Deloitte Statsautoriseret Revisionspartnerselskab, an independent registered public accounting firm, as stated in their report, which appears in Item 18 on page F-4.

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

Mr. Lars Holtug, an independent director and a member of the Audit Committee, qualifies as an “audit committee financial expert,” as defined in Item 16A(b) of Form 20-F and as determined by our board of directors.

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

	Year ended December 31, 2020		Year ended December 31, 2019
	EUR’000%		EUR’000%
Audit Fees	599	83	700	99
Tax Fees	104	14	7	1
All Other Fees	22	3	—	—

Total	725	100	707	100

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

The Sarbanes-Oxley Act of 2002, as well as related rules subsequently implemented by the SEC, requires foreign private issuers, including our company, to comply with various corporate governance practices. In addition, Nasdaq rules provide that foreign private issuers may follow home country practice in lieu of the Nasdaq corporate governance standards, subject to certain exceptions and except to the extent that such exemptions would be contrary to U.S. federal securities laws. In addition to the home country practices described under “Item 6 C. Directors, Senior Management and Employees—Board Practices”, the home country practices followed by our company in lieu of Nasdaq rules are described below:

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

ASCENDIS PHARMA A/S

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Ascendis Pharma A/S

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Ascendis Pharma A/S and subsidiaries (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of profit or loss and other comprehensive income, the consolidated statements of changes in equity, and the consolidated cash flow statements for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 10, 2021, expressed an unqualified opinion on the Company’s internal control over financial reporting.

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

Prepayments, Trade Payables and Accrued Expenses - Clinical Trial Accruals — Refer to Notes 2 and 3 to the financial statements

Critical Audit Matter Description

The Company recognises the costs that it incurs for clinical trial activities as research and development expenses based on its evaluation of its vendors’ progress toward completion of specific tasks. Payment timing may differ significantly from the period in which the costs are recognised as expense, resulting in clinical trial accruals or prepaid expenses recognised within Prepayments or Trade Payables and Accrued Expenses in the Statement of Financial Position.

In estimating the vendors’ progress toward completion of specific tasks, the Company uses data such as patient enrolment, clinical site activations or vendor information of actual costs incurred. This data is obtained through reports from or discussions with Company personnel and outside service providers as to the progress or state of completion of trials, or the completion of services. Costs that are paid in advance are deferred as a prepaid expense and amortised over the service period as the services are provided. Costs for services provided but have not yet been paid are recognised as accruals.

We identified clinical trial accruals as a critical audit matter due to the number of ongoing clinical trial activities, the subjectivity involved in estimating clinical trial accruals, and because auditing the clinical trial accruals involves judgement in assessing the progress of the research and development activities relative to the costs incurred.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to clinical trial accruals included the following, among others:

•	We tested the effectiveness of controls over clinical trial accruals;

•	We obtained and read selected contract research organisation and contract manufacturing organisation agreements, as well as amendments thereto;

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

•	For a selection of open purchase orders, we assessed management’s judgements and estimates in determining whether an accrual should be recorded; and

•	We made selections of specific amounts recognised as research and development expense as well as those recognised as accrued and prepaid expenses and performed the following procedures:

•	Assessed management’s estimate of the vendor’s progress with Company clinical operations personnel;

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

March 10, 2021

We have served as the Company’s auditor since 2007.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and Board of Directors of Ascendis Pharma A/S

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Ascendis Pharma A/S and subsidiaries (the “Company”) as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2020, of the Company and our report dated March 10, 2021, expressed an unqualified opinion on those financial statements.

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

Deloitte Statsautoriseret Revisionspartnerselskab

CVR no. 33963556

/s/ Sumit Sudan	/s/ Lars Hansen
State Authorised Public Accountant	State Authorised Public Accountant

Copenhagen, Denmark

March 10, 2021

Consolidated Statements of Profit or Loss and Other Comprehensive Income for the Years Ended December 31

	Notes	2020	2019	2018
		(EUR’000)
Consolidated Statement of Profit or Loss
Revenue	4	6,953	13,375	10,581
Research and development costs	6	(260,904)	(191,621)	(140,281)
Selling, general and administrative expenses		(76,669)	(48,473)	(25,057)

Operating profit/(loss)		(330,620)	(226,719)	(154,757)
Share of profit/(loss) of associate	13	(9,524)	(8,113)	(321)
Finance income	9	1,812	17,803	24,714
Finance expenses	9	(80,842)	(1,221)	(127)

Profit/(loss) before tax		(419,174)	(218,250)	(130,491)
Tax on profit/(loss) for the year	10	219	234	394

Net profit/(loss) for the year		(418,955)	(218,016)	(130,097)

Attributable to owners of the Company		(418,955)	(218,016)	(130,097)

Basic and diluted earnings/(loss) per share		€(8.28)	€(4.69)	€(3.17)
Number of shares used for calculation (basic and diluted) (1)		50,616,528	46,506,862	41,085,237

		(EUR’000)
Consolidated Statement of Comprehensive Income
Net profit/(loss) for the year		(418,955)	(218,016)	(130,097)
Other comprehensive income/(loss)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations		(42)	(37)	17

Other comprehensive income/(loss) for the year, net of tax		(42)	(37)	17

Total comprehensive income/(loss) for the year, net of tax		(418,997)	(218,053)	(130,080)

Attributable to owners of the Company		(418,997)	(218,053)	(130,080)

(1)

A total of 6,148,004 warrants outstanding as of December 31, 2020 (a total of 5,820,211 warrants and 5,611,629 warrants outstanding as of December 31, 2019 and 2018, respectively) can potentially dilute earnings per share in the future but have not been included in the calculation of diluted earnings per share because they are antidilutive for the periods presented.

Consolidated Statements of Financial Position as of December 31,

	Notes	2020	2019
		(EUR’000)
Assets
Non-current assets
Intangible assets	11	5,717	3,495
Property, plant and equipment	12	108,112	45,069
Investment in associate	13	9,176	15,538
Other receivables	14, 20	1,375	1,463
Marketable securities	20	115,280	—

		239,660	65,565

Current assets
Trade receivables	20	387	804
Other receivables	14, 20	6,957	4,609
Prepayments		13,994	7,648
Marketable securities	20	134,278	—
Cash and cash equivalents	20	584,517	598,106

		740,133	611,167

Total assets		979,793	676,732

Equity and liabilities
Equity
Share capital	15	7,217	6,443
Distributable equity	16	831,494	590,671

Total equity		838,711	597,114

Non-current liabilities
Lease liabilities	17	85,116	30,720
Other liabilities		3,162	908

		88,278	31,628

Current liabilities
Lease liabilities	17	6,859	5,899
Contract liabilities	18	363	858
Trade payables and accrued expenses	20	21,897	27,765
Other liabilities		23,384	13,349
Income taxes payable		301	119

		52,804	47,990

Total liabilities		141,082	79,618

Total equity and liabilities		979,793	676,732

Consolidated Statements of Changes in Equity

		Distributable Equity
	Share Capital	Share Premium	Foreign Currency Translation Reserve	Share-based Payment Reserve	Accumulated Deficit	Total
	(EUR ‘000)
Equity at January 1, 2018	4,967	422,675	(14)	22,793	(263,210)	187,211

Loss for the year	—	—	—	—	(130,097)	(130,097)
Other comprehensive income/(loss), net of tax	—	—	17	—	—	17

Total comprehensive income/(loss)	—	—	17	—	(130,097)	(130,080)

Transactions with Owners
Share-based payment (Note 7)	—	—	—	19,652	—	19,652
Capital increase	692	215,693	—	—	—	216,385
Cost of capital increase	—	(13,118)	—	—	—	(13,118)

Equity at December 31, 2018	5,659	625,250	3	42,445	(393,307)	280,050

Loss for the year	—	—	—	—	(218,016)	(218,016)
Other comprehensive income/(loss), net of tax	—	—	(37)	—	—	(37)

Total comprehensive income/(loss)	—	—	(37)	—	(218,016)	(218,053)

Transactions with Owners
Share-based payment (Note 7)	—	—	—	37,486	—	37,486
Capital increase	784	528,548	—	—	—	529,332
Cost of capital increase	—	(31,701)	—	—	—	(31,701)

Equity at December 31, 2019	6,443	1,122,097	(34)	79,931	(611,323)	597,114

Loss for the year	—	—	—	—	(418,955)	(418,955)
Other comprehensive income/(loss), net of tax	—	—	(42)	—	—	(42)

Total comprehensive income/(loss)	—	—	(42)	—	(418,955)	(418,997)

Transactions with Owners
Share-based payment (Note 7)	—	—	—	53,170	—	53,170
Capital increase	774	638,023	—	—	—	638,797
Cost of capital increase	—	(31,373)	—	—	—	(31,373)

Equity at December 31, 2020	7,217	1,728,747	(76)	133,101	(1,030,278)	838,711

Consolidated Cash Flow Statements for the year Ended December 31

	2020	2019	2018
	(EUR’000)
Operating activities
Net profit/(loss) for the year	(418,955)	(218,016)	(130,097)
Reversal of finance income	(1,812)	(17,803)	(24,714)
Reversal of finance expenses	80,842	1,221	127
Reversal of tax charge	(219)	(234)	(394)
Adjustments for non-cash items:
Non-cash consideration regarding revenue	(3,499)	(6,522)	(10,508)
Share of profit/(loss) of associate	9,524	8,113	321
Share-based payment	53,170	37,486	19,652
Depreciation	9,448	6,689	880
Changes in working capital:
Receivables	(1,996)	(2,182)	(1,048)
Prepayments	(6,357)	4,766	(5,508)
Contract liabilities (deferred income)	(495)	(6,044)	—
Trade payables, accrued expenses and other payables	7,884	7,530	8,262

Cash flows generated from/(used in) operations	(272,465)	(184,996)	(143,027)
Finance income received	1,326	10,056	4,020
Finance expenses paid	(1,504)	(717)	(127)
Income taxes received/(paid)	1,095	(279)	332

Cash flows from/(used in) operating activities	(271,548)	(175,936)	(138,802)

Investing activities
Acquisition of property, plant and equipment	(19,860)	(5,159)	(2,648)
Reimbursement from acquisition of property, plant and equipment	5,054	—	—
Development expenditures (software)	(1,692)	—	—
Purchase of marketable securities	(537,752)	—	—
Settlement of marketable securities	263,051	—	—

Cash flows from/(used in) investing activities	(291,199)	(5,159)	(2,648)

Financing activities
Payment of lease liabilities (principal amount)	(4,774)	(4,038)	—
Capital increase	638,797	529,332	216,385
Cost of capital increase	(31,373)	(31,701)	(13,118)

Cash flows from/(used in) financing activities	602,650	493,593	203,267

Increase/(decrease) in cash and cash equivalents	39,903	312,498	61,817

Cash and cash equivalents at January 1	598,106	277,862	195,351
Effect of exchange rate changes on balances held in foreign currencies	(53,492)	7,746	20,694

Cash and cash equivalents at December 31	584,517	598,106	277,862

Cash and cash equivalents include:
Bank deposits	581,872	598,106	277,862
Short-term marketable securities	2,645	—	—

Cash and cash equivalents at December 31	584,517	598,106	277,862

Note 1—General Information

Ascendis Pharma A/S, together with its subsidiaries, is applying its innovative TransCon technologies to build a leading, fully integrated biopharmaceutical company. Ascendis Pharma A/S was incorporated in 2006 and is headquartered in Hellerup, Denmark. Unless the context otherwise requires, references to the “Company,” “we,” “us,” and “our”, refer to Ascendis Pharma A/S and its subsidiaries.

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

The Company’s Board of Directors approved these consolidated financial statements on March 10, 2021.

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

These consolidated financial statements have been prepared under the historical cost convention, apart from certain financial instruments that are measured at fair value at initial recognition.

Changes in Accounting Policies and Disclosures

Several amendments to and interpretations of IFRS applied for the first time in 2020, which has not had an impact on the accounting policies applied by the Company. Thus, the accounting policies applied when preparing these consolidated financial statements have been applied consistently to all the periods presented, unless otherwise stated.

Going Concern

The Company’s Board of Directors has, at the time of approving the consolidated financial statements, a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future. Thus, the Company continues to adopt the going concern basis of accounting in preparing the consolidated financial statements.

Basis of Consolidation

The consolidated financial statements include the parent company, Ascendis Pharma A/S, and all enterprises over which the parent company has control. Control of an enterprise exists when the Company has exposure, or rights to, variable returns from its involvement with the enterprise and has the ability to control those returns through its power over the enterprise. Accordingly, the consolidated financial statements include Ascendis Pharma A/S and the subsidiaries listed in Note 23.

Consolidation Principles

The consolidated financial statements comprise the parent company and its subsidiaries at December 31, 2020. Subsidiaries, which are enterprises the Company control at the reporting date, are fully consolidated from the date upon which control is transferred to the Company. They are deconsolidated from the date control ceases.

Control over an enterprise is reassessed if facts and circumstances indicate that there are changes to one or more of the three elements of control, respectively:

•	The contractual arrangement(s) with the other vote holders of the enterprise;

•	The Company’s voting rights and potential voting rights; and

•	Rights arising from other contractual arrangements.

All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between group enterprises are eliminated in full on consolidation.

Subsidiaries and associates apply accounting policies in line with the Company’s accounting policies. When necessary, adjustments are made to bring the entities’ accounting policies in line with those of the Company.

Investment in Associates

An associate is an entity over which the Company has significant influence over financial and operational decisions but without having control or joint control. The Company’s associate is accounted for using the equity method. Under the equity method, the associate is initially recognized at cost. Thereafter, the carrying amount of the investment is adjusted to recognize changes in the Company’s share of net assets of the associate since the acquisition or establishment date.

The consolidated statements of profit or loss include the Company’s share of result after tax and other interests of the associate. Transactions between the associate and the Company are eliminated proportionally according to the Company’s interest in the associate. Unrealized gains and losses resulting from transactions between the Company and its associate is eliminated to the extent of the Company’s interest in the associate.

On each reporting date, the Company determines whether there is objective evidence that the associate is impaired. If there is such evidence, the amount of impairment is calculated as the difference between the recoverable amount of the associate and its carrying value. Any impairment loss is recognized within share of profit/(loss) of associate in the consolidated statements of profit or loss.

Foreign Currency

Functional and Presentation Currency

Items included in the consolidated financial statements are measured using the functional currency of each Group entity. Functional currency is the currency of the primary economic environment in which the entity operates. The consolidated financial statements are presented in Euros, or EUR, which is also the functional currency of the parent company.

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

Exchange rate differences that arise between the rate at the transaction date and the rate in effect at the payment date, or the rate at the reporting date, are recognized in profit or loss as finance income or finance expenses. Property, plant and equipment, intangible assets and other non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as of the dates of the initial transactions.

Currency Translation of Group Enterprises

When subsidiaries or associates present their financial statements in a functional currency other than EUR, their statements of profit or loss are translated at average exchange rates. Balance sheet items are translated using the exchange rates at the reporting date. Exchange rate differences arising from translation of foreign entities’ balance sheet items at the beginning of the year to the reporting date exchange rates as well as from translation of statements of profit or loss from average rates to the exchange rates at the reporting date are recognized in other comprehensive income. Similarly, exchange rate differences arising from changes that have been made directly in a foreign subsidiary’s equity are recognized in other comprehensive income.

Business Combinations

Newly acquired or newly established subsidiaries are recognized in the consolidated financial statements from the time of acquiring or establishing such enterprises. Time of acquisition is the date on which the Company obtains control over the enterprise.

When acquiring new enterprises over which the Company obtains control, the acquisition method is applied. Under this method, assets, liabilities and contingent liabilities of these enterprises are identified and measured at fair value as of the acquisition date. Restructuring costs are only recognized in the pre-acquisition balance sheet if they constitute a liability of the acquired enterprise. Allowance is made for the tax effect of the adjustments made.

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

Revenue

Revenue is primarily generated from collaboration and license agreements. Furthermore, revenue is generated from development services under development and commercialization agreements, including delivery of clinical supply material. Additionally, revenue is generated from feasibility studies for potential partners to evaluate if TransCon technologies enable certain advantages for their product candidates of interest. Such feasibility studies are often structured as short-term agreements with fixed fees for the work that the Company performs.

When contracts with customers are entered into, the goods and/or services promised in the contract are assessed to identify distinct performance obligations. A promise in the agreement is considered a distinct performance obligation if both of the following criteria are met:

•

the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (i.e., the good or service is capable of being distinct); and

•

the entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (i.e., the promise to transfer the good or service is distinct within the context of the contract).

Under collaboration, license, and other agreements that contain multiple promises to the customer, the promises are identified and accounted for as separate performance obligations if these are distinct. If promises are not distinct, those goods or services are combined with other promised goods or services until a bundle of goods or services that is distinct is identified.

The transaction price in the contract is measured at fair value and reflects the consideration the Company expects to be entitled to in exchange for those goods or services. In the transaction price, variable consideration, including milestone payments, is only included to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The transaction price is allocated to each performance obligation according to their stand-alone selling prices and is recognized when control of the goods or services are transferred to the customer, either over time or at a point in time, depending on the specific terms and conditions in the contracts.

Revenue is stated net of value added tax and duties collected on behalf of a third party, and discounts. Usually, the payment terms are within one to two months. No payment terms exceed twelve months, and thus transaction prices are not adjusted for financing components.

Research and Development Costs

Research and development costs consist primarily of manufacturing costs, preclinical and clinical study costs performed by Clinical Research Organizations, or CROs, and Contract Manufacturing Organizations, or CMOs, salaries and other personnel costs including pension and share-based payment, the cost of facilities, the cost of obtaining and maintaining the Company’s intellectual property portfolio, and depreciation of non-current assets used in research and development activities.

Research costs comprise costs incurred at the early stages of the drug development cycle from the initial drug discovery and include a variety of preclinical research activities in order to assess potential drug candidates in non-human subjects, prior to filing an Investigational New Drug Application, or IND, or equivalent. Research costs are recognized in the consolidated statement of profit or loss when incurred.

Development activities relate to activities following an IND or equivalent, and typically involves a single product candidate undergoing a series of studies to illustrate its safety profile and effect on human beings prior to obtaining the necessary approval from the appropriate authorities. Development activities comprise drug candidates undergoing clinical trials starting in phase I (first time drug is administrated in a small group of humans), and further into Phase II and III, which include administration of drugs in large patient groups. Following, and depending on clinical trial results, a Biologic License Application, or BLA, may be submitted to the authorities, to apply for marketing approval, which, with a positive outcome will permit the Company to market and sell the drug products. Long-term extension trials may be ongoing following submission of a BLA.

A substantial part of development activities is performed by CROs and CMOs, usually through long-term contractual collaborations, and may comprise a variety of service and deliveries, where payment terms not necessarily reflect the stage of completion. In order to recognize development costs on an accrual basis, the Company allocates contractual consideration to project stages, and recognizes development cost according to pre-defined attributes and measurement principles (i.e., number of patients enrolled, achieving project milestones, etc.).

Development costs also include manufacturing costs related to validation batches, or process performance qualification batches on development product candidates, and write-downs on inventories manufactured for late-stage development product candidates prior to marketing approval being obtained (pre-launch inventories).

Due to the risk related to the development of pharmaceutical products, the Company cannot estimate the future economic benefits associated with individual development activities with sufficient certainty until the development activities have been finalized and the necessary market approval of the final product has been obtained. As a consequence, all development costs are recognized in the consolidated statement of profit or loss when incurred.

Selling, General and Administrative Expenses

Selling, general and administrative expenses comprise salaries and other personnel costs including pension and share-based payment, office supplies, cost of facilities, and depreciation of non-current assets related to general, administrative activities, and pre-commercial activities. Selling, general and administrative expenses are recognized in the consolidated statement of profit or loss in the period to which they relate.

Share-based Incentive Programs

Share-based incentive programs under which board members, employees and select external consultants have the option to subscribe shares in Ascendis Pharma A/S (equity-settled share-based payment arrangements) are measured at the equity instrument’s fair value at the grant date. The cost of equity-settled transactions is determined by the fair value at the date of grant using the Black-Scholes valuation model. The cost is recognized together with a corresponding increase in equity over the period in which the performance and/or service conditions are fulfilled (i.e., the vesting period). The fair value determined at the grant date of the equity-settled share-based payment is expensed on a straight-line basis over the vesting period for each tranche, based on the best estimate of the number of equity instruments that will ultimately vest. No expense is recognized for grants that do not ultimately vest. Where an equity-settled grant is cancelled, it is treated as if it vested on the date of the cancellation, and any expense not yet recognized for the grant is recognized immediately.

Where the terms and conditions for an equity-settled grant is modified, we recognize as minimum the services measured at the grant date fair value over the vesting period. Additionally, we re-measure the unvested grants at the date of modification and recognize any increase in the total fair value over the vesting period. If a new grant is substituted for the cancelled grant and designated as a replacement grant on the date that it is granted, the cancelled and new grants are treated as if they were a modification of the original grant.

Any social security contributions payable in connection with the grant or exercise of the warrants are recognized as expenses when incurred. The assumptions used for estimating the fair value of share-based payment transactions are disclosed in Note 7.

Finance Income and Expenses

Finance income and expenses comprise interest income and expenses, amortization of securities, and realized and unrealized exchange rate gains and losses on transactions denominated in foreign currencies.

Interest income and interest expenses are stated on an accrual basis using the principal and the effective interest rate. The effective interest rate is the discount rate that is used to discount expected future cash payments or receipts through the expected life of the financial asset or financial liability to the amortized cost (the carrying amount), of such asset or liability.

Income Taxes

Tax for the year, which consists of current tax for the year and changes in deferred tax, is recognized in the consolidated statement of profit or loss by the portion attributable to the profit or loss for the year, and recognized directly in equity or other comprehensive income by the portion attributable to entries directly in equity and in other comprehensive income. The current tax payable or receivable is recognized in the consolidated statement of financial position, stated as tax computed on this year’s taxable income, adjusted for prepaid tax.

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

Deferred tax liabilities are recognized on all temporary differences related to investments in subsidiaries and/or associates, unless the Company is able to control when the deferred tax is realized, and it is probable that the deferred tax will not become due and payable as current tax in the foreseeable future.

Deferred tax assets, including the tax base of tax loss carry forwards, are recognized in the statement of financial position at their estimated realizable value, either as a set-off against deferred tax liabilities or as net tax assets for offset against future positive taxable income. Deferred tax assets are only offset against deferred tax liabilities if the entity has a legally enforceable right to set off, and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same tax jurisdiction. Deferred tax is calculated based on the planned use of each asset and the settlement of each liability, respectively.

Deferred tax is measured using the tax rates and tax rules in the relevant countries that, based on acts in force or acts in reality in force at the reporting date are expected to apply when the deferred tax is expected to crystallize as current tax. Changes in deferred tax resulting from changed tax rates or tax rules are recognized in the consolidated statement of profit or loss unless the deferred tax is attributable to transactions previously recognized directly in equity or other comprehensive income. In the latter case, such changes are also recognized in equity or other comprehensive income. On every reporting date, it is assessed whether sufficient taxable income is likely to arise in the future for the deferred tax asset to be utilized.

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

Software

Software assets comprise administrative applications and serve general purposes to support operations.

Development costs that are directly attributable to the design, customization, implementation, and testing of identifiable and unique software assets controlled by the Company are recognized as intangible assets from the time that; (1) the software asset is clearly defined and identifiable; (2) technological feasibility, adequate resources to complete, and an internal use of the software asset can be demonstrated; (3) the expenditure attributable to the software asset can be measured reliably; and (4) the Company has the intention to use the software asset internally.

Following initial recognition of the development expenditure as an asset, the asset is carried at cost less any accumulated amortization and accumulated impairment losses. Amortization of the asset begins when the development is complete, and the asset is available for use. Software assets are amortized over the period of expected future benefits. Amortization is recognized in research and development costs, and selling, general and administrative expenses, as appropriate. During the period of development, the asset is tested for impairment, at least annually, or if there are indications that a software asset is impaired. Expenditures, that do not meet the criteria above are recognized as an expense as incurred. The Company does not capitalize software with no alternative use, or where economic benefit depends on marketing approvals of drug candidates and where marketing approvals have not been obtained.

Property, Plant and Equipment

Property, plant and equipment primarily comprises leasehold improvements, office facilities, and process equipment and tools which are located at CMOs.

Property, plant and equipment is measured at cost less accumulated depreciation and impairment losses. Cost comprises the acquisition price, costs directly attributable to the acquisition and preparation costs of the asset until the time when it is ready to be used in operation. Property, plant and equipment also includes right-of-use assets. Please refer to the section “Leases”. Subsequent costs are included in the carrying amount of the asset or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the assets will flow to the Company and the costs of the items can be measured reliably. All repair and maintenance costs are charged to the consolidated statement of profit or loss during the financial periods in which they are incurred.

Plant and equipment acquired for research and development activities with alternative use, which is expected to be used for more than one year, is capitalized and depreciated over the estimated useful life as research and development costs. Plant and equipment acquired for research and development activities, which has no alternative use, is recognized as research and development costs when incurred.

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

Depreciation is calculated on a straight-line basis, based on an asset’s expected useful life, being within the following ranges:

Process plant and machinery	5 - 10 years
Other fixtures and fittings, tools and equipment	3 - 5 years
Leasehold improvements	3 - 11 years
Right-of-use assets	2 - 11 years

Depreciation methods, useful lives and residual amounts are reassessed at least annually.

Property, plant and equipment is written down to the lower of recoverable amount and carrying amount, as described in the “Impairment” section below. Depreciation and impairment losses of property, plant and equipment is recognized in the consolidated statement of profit or loss as research and development costs or as selling, general and administrative expenses, as appropriate.

Gains and losses on disposal of property, plant and equipment are recognized in the consolidated statement of profit or loss at its net proceeds, as either other income or other expenses, as appropriate.

Impairment

The recoverable amount of goodwill and development projects in progress (software assets) is estimated annually irrespective of any recorded indications of impairment. Property, plant and equipment and finite-lived intangible assets are reviewed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable.

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

Receivables

Receivables comprise trade receivables and other receivables, which are separately presented in the consolidated statements of financial position.

Trade receivables are classified as financial assets at amortized cost, as these are held to collect contractual cash flows and thus give rise to cash flows representing solely payments of principal and interest. Trade receivables are initially recognized at their transaction price and subsequently measured at amortized cost. Other receivables related to VAT, other indirect tax and income tax are measured at cost less impairment. Deposits are initially measured at their fair value and subsequently measured at amortized cost. The carrying amounts of receivables usually equals their nominal value less provision for impairments.

Prepayments

Prepayments comprise advance payments relating to a future financial period. Prepayments are measured at cost.

Marketable Securities

Marketable securities may comprise government bonds, treasury bills, commercial papers, and other securities traded on established markets. In addition, the Company’s investment policy only allows investments in marketable securities having investment grade credit-ratings, as assigned by international credit-rating agencies. Marketable securities are primarily held to mitigate concentration of credit risks on cash deposits and to preserve capital. In addition, liquidity risk is managed by maintaining adequate cash reserves and banking facilities, and by matching the maturity profiles of financial assets (including marketable securities), with cash-forecasts (including payment profiles on liabilities).

At initial recognition (trade-date), contractual terms of individual securities are analyzed to determine whether these give rise on specified dates to cash flows that are solely payments of principal and interest on the principal outstanding. This assessment is referred to as the SPPI-test. All marketable securities held at the reporting date, have passed the SPPI-test.

Marketable securities are initially recognized at fair value at trade-date, and subsequently measured at amortized cost under the effective interest method. Interest income is recognized as finance income in the consolidated statement of profit or loss. Marketable securities are subject to impairment tests to accommodate expected credit loss. Gains and losses are recognized as finance income or expenses in the consolidated statement of profit or loss when the specific security or portfolio of securities is derecognized, modified or impaired.

Marketable securities, having maturity profiles of three months or less after the date of acquisition are presented as cash equivalents in the consolidated statements of financial position, where securities having maturities of more than three months after the date of acquisition are presented separately as marketable securities as current (i.e., those maturing within twelve months after the reporting date) or non-current assets, as appropriate.

Cash and Cash Equivalents

Cash and cash equivalents comprise cash and on-demand deposits with financial institutions, and highly liquid marketable securities with a maturity of three months or less after the date of acquisition (trade-date). Cash and cash equivalents are measured at amortized cost.

Allowance for Expected Credit Losses on Financial Assets

Financial assets comprise receivables (excluding receivables relating to VAT, other indirect tax and income tax), marketable securities and cash and cash equivalents. Provision for bad debts is determined on the basis of a forward-looking Expected Credit Loss, or ECL model. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and the cash flows expected to be received, discounted by an approximation of the original effective interest rate.

For receivables, we apply a simplified approach in calculating ECLs. Therefore, we do not track changes in credit risk, but instead we assess a loss allowance based on lifetime ECL at each reporting date. Lifetime ECLs are assessed on historical credit loss experience, adjusted for forward-looking factors specific to the counterparts and the economic environment.

For cash, cash equivalents and marketable securities, ECLs are assessed for credit losses that result from default events that are possible within the next twelve months, or 12-month ECL. Marketable securities have investment grade ratings, and thus, the risk from probability of default is low. Accordingly, at initial recognition, 12-month ECL is the same as lifetime ECL. Credit risk is continuously tracked and monitored in order to identify significant deterioration. For those credit exposures for which there have been a significant increase in credit risk since initial recognition, an allowance is recognized for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default.

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

Foreign currency translation reserve includes exchange rate adjustments relating to the translation of the results and net assets of foreign operations from their functional currencies to the presentation currency. The accumulated reserve of a foreign operation is recognized in the consolidated statement of profit or loss at the time the Company loses control, and thus cease to consolidate such foreign operation. The foreign currency translation reserve is an unrestricted reserve that is available to be distributed as dividends to the Company’s shareholders.

Reserve for share-based payment represents the corresponding entries to the share-based payment recognized in the consolidated statement of profit or loss, arising from warrant programs. The share-based payments reserve is an unrestricted reserve that is available to be distributed as dividends to the Company’s shareholders.

Retained earnings or accumulated deficit represents the accumulated profits or losses from the Company’s operations. A positive reserve is available to be distributed as dividends to the Company’s shareholders.

Leases

On January 1, 2019, the Company adopted IFRS 16, “Leases”, or IFRS 16. Thus, until December 31, 2018, leases of property, plant and equipment, where the Company had substantially all of the risks and rewards of ownership, were classified as finance leases. Other leases were classified as operating leases. Since no finance leases were in place at December 31, 2018 or December 31, 2017, all leases were classified as operating leases, and accordingly, all lease payments were recognized on a straight-line basis in the consolidated statement of profit or loss over the lease term. IFRS 16 was implemented by applying the modified retrospective approach. Accordingly, no comparative information was restated. The lease liability and corresponding right-of-use assets was measured at the present value of the remaining lease payments, discounted using an estimated incremental borrowing rate at January 1, 2019.

From January 1, 2019, contracts are assessed at inception date to identify whether they contain a lease, i.e., if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Except for short-term leases and leases of low value assets, the Company applies a single recognition and measurement approach as described below. For short-term leases and leases of low value assets, lease payments are recognized on a straight-line basis over the lease term in the consolidated statement of profit or loss as research and development costs or as selling, general and administrative expenses, as appropriate. The Company does not act as a lessor, neither does it act as a sub-lessor.

Right-of-use Assets

Right-of-use assets are recognized at the lease commencement date, defined as the date the underlying asset is available for use. Right-of-use assets are measured at cost, less any accumulated depreciations and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets include the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any incentives received. In addition, right-of-use assets also include an estimate of costs to be incurred by the Company in dismantling or restoring the underlying asset to the condition required by the terms and condition of the lease.

Right-of-use assets are presented as part of property, plant and equipment, and depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets.

Lease Liabilities

At the lease commencement date, lease liabilities are recognized and measured at the present value of fixed lease payments and variable lease payments that depend on an index or a rate, whereas variable lease payments and payments related to non-lease components are excluded. Variable lease payments that do not depend on an index or a rate are recognized as expenses in the consolidated statement of profit or loss when incurred.

When interest rates implicit in the lease contracts are not readily available, the present value of lease payments are calculated by applying the incremental borrowing rate of the relevant entity holding the lease. Following the commencement date, the incremental borrowing rate is not changed unless the lease term is modified, or if the lease payments are modified and this modification results from a change in floating interest rates. From the lease commencement date and over the lease term, the carrying amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in lease term, or a change in lease payments, including changes to future payments resulting from a change in an index used to determine such lease payments.

Trade Payables and Accrued Expenses

Trade payables and accrued expenses are measured at amortized cost.

Other Liabilities

Other liabilities comprise payables to public authorities, and short-term employee benefits. Other liabilities are measured at their net-realizable values.

Contract Liabilities

Contract liabilities comprise deferred income from collaboration agreements and license agreements, where consideration received does not match the individual deliverables with respect to amount and satisfied performance obligations. Deferred income typically arises from up-front payments under collaboration and license agreements, relating to license grants or up-front funding of development activities.

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

Cash flows from investing activities include payments in connection with acquisitions, development, improvement and sale, etc., of intangible assets, property, plant and equipment, and group enterprises. In addition, investing activities include acquisition and settlement of marketable securities.

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

Cash and cash equivalents comprise cash and on-demand deposits with financial institutions, and highly liquid marketable securities with a maturity of three months or less after the date of acquisition (trade-date).

Segment Reporting

The Company is managed and operated as one operating and reportable segment. No separate operating segments or reportable segments have been identified in relation to product candidates or geographical markets. Accordingly, except for entity wide disclosures, no segment information on business segments or geographical markets is disclosed.

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

New International Financial Reporting Standards Not Yet Effective

The IASB has issued, and the European Union has adopted, a number of new or amended standards, which have not yet become effective. Therefore, these new standards have not been incorporated in these consolidated financial statements. The consolidated financial statements are not expected to be affected by such new or improved standards.

Note 3 – Significant Accounting Judgements, Estimates and Assumptions

In the application of the Company’s accounting policies, management is required to make judgements, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. Judgements and estimates applied are based on historical experience and other factors that are relevant, and which are available at the reporting date. Uncertainty concerning judgements and estimates could result in outcomes, that require a material adjustment to assets and liabilities in future periods.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods. While the application of critical accounting estimates is subject to material estimation uncertainties, management’s ongoing revisions of critical accounting estimates have not revealed any material impact in any of the years ended December 31, 2020, 2019 or 2018.

Critical accounting judgements and key sources of estimation uncertainty, which may have a material impact on the consolidated financial statements are described in following sections.

Revenue

Revenue is primarily generated from collaboration and license agreements, which typically involve multiple promises, and thus require significant judgements by management on certain areas including:

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

Critical judgements relating to specific revenue transactions are described below.

Identifying Performance Obligations and Allocating Transaction Price

Three license agreements with the Company’s associate VISEN, or licensee, grant the licensee exclusive rights to develop, manufacture, and commercialize patented product candidates in Greater China, including the right to grant sub-licenses to third parties. In addition to the licenses, the Company will provide development services and deliver clinical supply material for clinical trials within Greater China.

In determination of the performance obligations under the license agreements, the stand-alone values of the promises and the Company’s responsibility in the development activities have been considered. Since licensed product candidates are all in phase 1 clinical trials or later stages of development, the licensee can benefit from each promise in the contract either on their own or together with readily available resources. Accordingly, licenses, development services, and clinical trial supplies are all considered distinct performance obligations.

Classification of Licenses as “Right-to-Use” or “Right-to-Access”

Management has considered whether the Company is obligated or expected to perform research and development activities that significantly affect the licensee’s ability to benefit from product candidates. If the Company is contractually obligated, or is expected to perform research and development activities affecting the stand-alone functionality of the product candidate, the license is classified as “right-to-access”. Other licenses are classified as “right-to-use”. Since licensed products are patented drug formulas, future activities do not affect their stand-alone functionalities. Accordingly, all three licenses have been classified as “right-to-use”, with revenue recognized at the point in time, where licensee is granted access to the intellectual property.

Share-Based Payment

IFRS 2, “Share-Based Payment” requires an entity to reflect in its consolidated statement of profit or loss and financial position, the effects of share-based payment transactions. Warrant compensation costs are recognized as research and development costs or selling, general and administrative expenses, as appropriate, over the vesting period, based on management’s best estimate of the number of warrants that will ultimately vests, which is subject to uncertainty. In addition, warrant compensation costs are measured according to the grant date fair values of the warrants granted. Estimating fair values requires the Company to apply generally accepted valuation models, and apply these models consistently according to the terms and conditions of the specific warrant program. Under all warrant programs, the Black-Scholes option-pricing model has been applied to determine the fair value of warrants granted. Subjective judgements and assumptions, which are subject to estimation uncertainties, need to be exercised in determining the appropriate input to the valuation model.

See Note 7 for additional details on the Company’s warrant programs, option-pricing model input. Warrant compensation cost recognized in the consolidated statement of profit or loss was €53.2 million, €37.5 million and €19.7 million for the years ended December 31, 2020, 2019 and 2018, respectively.

Internally Generated Intangible Assets

Development of Drug Candidates

IAS 38, “Intangible Assets” prescribes that intangible assets arising from development projects must be recognized in the consolidated statements of financial position if the criteria for capitalization are met. That means (1) that the development project is clearly defined and identifiable; (2) that technological feasibility, adequate resources to complete and a market for the product or an internal use of the project can be documented; (3) that the expenditure attributable to the development project can be measured reliably; and (4) that the Company has the intent to produce and market the product. Such an intangible asset shall be recognized if it can be demonstrated that the future income from the development project will exceed the aggregate cost of development, production, sale and administration of the product.

Due to the risk associated with drug development, future income from development projects related to drug candidates cannot be determined with sufficient certainty until the development activities have been completed and the necessary marketing approvals have been obtained. Accordingly, the Company does not recognize internally generated intangible assets at this time.

Joint Arrangements

Collaboration and license agreements within the Company’s industry are often structured so that each party contributes its respective skills in the various phases of a development project, and significant judgement is required by management to determine whether such agreements comprise customer/supplier relationship or joint arrangements where parties share risks and rewards.

It has been concluded that no joint control exists for the Company’s license agreements and the parties do not have any financial obligations on behalf of each other. Accordingly, since neither of the license agreements are considered to be joint arrangements, these are classified as contracts with customers.

Pre-launch Inventories

In order to accommodate market demands, the Company initiates manufacturing of inventories for late-stage development product candidates prior to obtaining marketing approvals, or pre-launch inventories.

In determining the accounting for pre-launch inventories, management considers the probability of future benefits, and accordingly, whether pre-launch inventories qualify as assets. Manufacturing of pre-launch inventories are initiated for late-stage product candidates and are recognized as inventories. However, since pre-launch inventories are not realizable prior to obtaining marketing approvals, pre-launch inventories are immediately written down to zero through research and development costs. If the marketing approval is obtained, write-downs of pre-launch inventories will be reversed through research and development costs.

Accruals and Prepayments

Project Development Costs

Development of drug candidates requires spend of significant resources, and establishment of long-term working relationships with CROs and CMOs. Work performed by CROs and CMOs and other project suppliers, often comprise deliveries for more than one reporting period, and where payment terms for contractual work do not necessarily reflect the stage of completion of the individual projects and activities. Accordingly, determination of the stage of completion for ongoing project activities include estimation uncertainties as future efforts to complete the specific activity may be difficult to predict.

On each reporting date, all significant ongoing activities are reviewed to determine the stage of completion and compared to the invoices received. Accruals are recognized for individual projects where the stage of completion exceeds costs of invoices received. Similarly, prepayments are recognized for invoiced costs in excess of the stage of completion. The Company has implemented accrual calculation models and policies, to ensure that consistent accrual procedures are applied, which includes analyzing significant project stages and payment structures, comparing project milestones to planned performance, and revisiting prior periods estimates.

As of December 31, 2020, the consolidated statement of financial position included prepaid project costs of €10.5 million and accrued project costs of €17.0 million, compared to €5.8 million and €10.5 million, respectively, as of December 31, 2019.

Leases

Determination of Lease Term

Certain lease arrangements include contractual rights (not obligations) to either extend the lease after the initial term, or not to terminate the lease within the enforceable lease term, i.e., periods where lessor cannot terminate the lease. Those options cover periods in the range from two to ten years in addition to the non-cancellable periods. Significant judgement is required by management to determine whether it is reasonably certain to exercise an extension option, or not to exercise a termination option, upon occurrence of an event of change in circumstances that is within the control of the Company.

Except for the above areas, judgements, estimates and assumptions are not considered to be critical to the consolidated financial statements.

Note 4—Revenue

The Company’s revenue is primarily generated from three license agreements, which were entered into in 2018. The licenses grant VISEN Pharmaceuticals, or VISEN, exclusive rights to develop and commercialize TransCon hGH, TransCon PTH and TransCon CNP in Greater China. As consideration for the granting of such rights, the Company has received up-front, non-refundable, non-cash consideration of $40.0 million in form of 50% ownership in VISEN. Consideration received is recognized partly as license revenue, and partly as rendering of services over time. In addition to granting exclusive rights, the Company will provide clinical trial supply and development services to VISEN.

Revenue has been recognized in the consolidated statements of profit or loss with the following amounts:

	2020	2019	2018
	(EUR’000)
Revenue from external customers
Revenue from rendering of services (recognized over time)	2,140	9,919	1,215
Sale of clinical supply (recognized at a point in time)	2,206	804	—
“Right-to-use” licenses (recognized at a point in time)	2,607	2,652	9,366

Total revenue (1)	6,953	13,375	10,581

Attributable to
VISEN Pharmaceuticals (1)	6,880	13,371	10,508
Other collaboration partners	73	4	73

Total revenue	6,953	13,375	10,581

Total revenue specified per geographical location
North America	2,679	2,652	10,581
China	4,274	10,723	—

Total revenue	6,953	13,375	10,581

(1)	“Total revenue” includes recognition of previously deferred revenue/internal profit from associate of €3.5 million and €6.5 million for the years ended December 31, 2020 and 2019, respectively.

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

The Company’s intangible assets and property, plant and equipment located by country are specified below, and defines the Company’s non-current segment assets:

	2020	2019
	(EUR’000)
Non-current segment assets
Denmark (domicile country)	20,288	15,738
North America	85,476	27,275
Germany	8,065	5,551

Total non-current segment assets	113,829	48,564

Investment in associate	9,176	15,538
Marketable securities	115,280	—
Other receivables	1,375	1,463

Total non-current assets	239,660	65,565

Note 6—Research and Development Costs

Research and development costs are specified by their nature in the following table:

	2020	2019	2018
	(EUR’000)
Research and development costs
Employee costs	92,468	61,890	34,146
Depreciation	7,311	5,282	827
External costs	161,125	124,449	105,308

Total research and development costs	260,904	191,621	140,281

Note 7—Employee costs

	2020	2019	2018
	(EUR’000)
Employee costs
Wages and salaries	77,374	49,142	29,418
Share-based payment	53,170	37,486	19,652
Pensions (defined contribution plans)	943	648	444
Social security costs	5,358	3,613	1,793

Total employee costs	136,845	90,889	51,307

Included in the profit or loss
Research and development costs	92,468	61,890	34,146
Selling, general and administrative expenses	44,377	28,999	17,161

Total employee costs	136,845	90,889	51,307

Average number of employees	410	274	167

Key Management Personnel includes the Board of Directors and Executive Board and comprises seven and two persons, respectively, for all years presented.

Compensation to Key Management Personnel comprises salaries, participation in annual bonus schemes, and share-based compensation. Share-based compensation is elaborated in further details in the section “Share-based Payment”.

Compensation to Key Management Personnel included within total employee costs are summarized below:

	Board of Directors			Executive Board			Total
	2020	2019	2018	2020	2019	2018	2020	2019	2018
	(EUR ‘000)
Employee cost
Wages and salaries	250	265	244	2,372	1,815	1,565	2,622	2,080	1,809
Share-based payment	1,913	1,864	1,607	6,359	5,303	3,505	8,272	7,167	5,112
Social security costs	—	—	—	100	94	152	100	94	152

Total employee costs	2,163	2,129	1,851	8,831	7,212	5,222	10,994	9,341	7,073

Share-based payment

Ascendis Pharma A/S has established warrant programs, equity-settled share-based payment transactions, as an incentive for all of our employees, members of the Board of Directors and select external consultants.

Warrants are granted by the Board of Directors in accordance with authorizations given to it by the shareholders of Ascendis Pharma A/S. As of December 31, 2020, 10,864,718 warrants had been granted, of which 19,580 warrants have been cancelled, 4,176,645 warrants have been exercised, 2,168 warrants have expired without being exercised, and 518,321 warrants have been forfeited. As of December 31, 2020, the Board of Directors was authorized to grant up to 762,569 additional warrants to employees, board members and select consultants without preemptive subscription rights for the shareholders of Ascendis Pharma A/S. Each warrant carries the right to subscribe for one ordinary share of a nominal value of DKK 1. The exercise price is fixed at the fair market value of the Company’s ordinary shares at the time of grant as determined by the Board of Directors. Vested warrants may be exercised in two or four annual exercise periods as described below. Apart from exercise prices and exercise periods, the programs are similar.

Vesting Conditions

Warrants issued generally vest over 48 months with 1/48 of the warrants vesting per month from the date of grant. However, effective from January 2015, certain warrants issued to board members vest over 24 months with 1/24 of the warrants vesting per month from the date of grant.

Warrants generally cease to vest from the date of termination in the event that (i) the warrantholder terminates the employment contract and the termination is not a result of breach of the employment terms by the Company, or (ii) in the event that the Company terminates the employment contract and the warrantholder has given the Company good reason to do so. The warrantholder will, however, be entitled to exercise vested warrants in the first exercise period after termination.

In the event that the employment contract is terminated and the warrantholder has not given the Company good reason to do so, the warrantholder may keep the right to continued vesting and exercise of warrants as if the employment was still in effect. In such case, any expense not yet recognized for the outstanding warrants is recognized immediately.

Warrants issued to consultants, advisors and board members only vest so long as the consultant, advisor or board member continues to provide services to the Company.

Exercise Periods

Vested warrants may be exercised during certain exercise periods each year. At December 31, 2020, for 403,467 outstanding warrants, granted in the period 2012 to 2014, there are two annual exercise periods that continue for 21 days from and including the day after the publication of (i) the annual report notification—or if such notification is not published—the annual report and (ii) the interim report (six-month report). For these warrants, the last exercise period is 21 days from and including the day after the publication of the interim report for the first half of 2023. At December 31, 2020, for 52,323 outstanding warrants granted in connection with the Preference D financing, there are four annual exercise periods that continue for 21 days following the day of publication of (i) an interim report (three-month report); (ii) the annual report notification—or if such notification is not published—the annual report; (iii) the interim report (six-month report); and (iv) the interim report (nine-month report). For these warrants, the last exercise period is 21 days following the publication of the interim report (nine-month report) in 2023. At December 31, 2020, for 5,692,214 warrants granted on or after December 18, 2015, there are four annual exercise periods; each exercise period begins two full trading days after the publication of the public release of earnings data of a fiscal quarter and continues until the end of the second-to-last trading day in which quarter the relevant earnings release is published. The warrants granted in December 2015 and later expire ten years after the grant date.

In the event of liquidation, a merger, a demerger, a sale or share exchange of more than 50% of the Company’s share capital, the warrantholders may be granted an extraordinary exercise period immediately prior to the transaction in which warrants may be exercised.

Warrants not exercised by the warrantholder during the last exercise period shall become null and void without further notice or compensation or payment of any kind to the warrantholder.

If the warrantholder is a consultant, advisor or board member, the exercise of warrants is conditional upon the warrantholder’s continued service to the Company at the time the warrants are exercised. If the consultant’s, advisor’s or board member’s relationship with the Company should cease without this being attributable to the warrantholder’s actions or omissions, the warrantholder shall be entitled to exercise vested warrants in the pre-defined exercise periods.

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

Warrant Activity

The following table specifies the number and weighted average exercise prices of, and movements in warrants during the year:

	Total Warrants	Weighted Average Exercise Price EUR
Outstanding at January 1, 2018	4,621,154	17.62

Granted during the year	1,637,375	54.43
Exercised during the year (1)	(611,683)	10.82
Forfeited during the year	(35,217)	28.24
Expired during the year	—	—

Outstanding at December 31, 2018	5,611,629	29.03

Vested at the reporting date	2,478,770	15.81

Granted during the year	1,300,600	97.01
Exercised during the year (1)	(1,058,722)	16.33
Forfeited during the year	(33,296)	58.49
Expired during the year	—	—

Outstanding at December 31, 2019	5,820,211	46.36

Vested at the reporting date	2,705,693	24.93

Granted during the year	1,485,931	137.57
Exercised during the year (1)	(905,395)	30.56
Forfeited during the year	(252,743)	64.99
Expired during the year	—	—

Outstanding at December 31, 2020	6,148,004	69.97

Vested at the reporting date	3,044,827	37.29

(1)	The weighted average share price (listed in $) at the date of exercise was €128.32, €108.54 and €58.01 for the years ended December 31, 2020, 2019 and 2018, respectively.

The following table specifies the weighted average exercise prices and weighted average remaining contractual life for outstanding warrants at December 31, 2020, per grant year.

	Number of Outstanding Warrants	Weighted Average Exercise Price EUR	Weighted Average Remaining Life (months)
Granted in 2012-2017	2,247,134	20.83	66
Granted in 2018	1,288,400	54.56	94
Granted in 2019	1,143,436	96.98	105
Granted in 2020	1,469,034	137.63	117

Outstanding at December 31, 2020	6,148,004	69.97	91

At December 31, 2020, the exercise prices of outstanding warrants under the Company’s warrant programs range from €6.48 to €145.50 depending on the grant dates. The range of exercise prices for outstanding warrants was €6.48 - €107.14, and €6.48 - €60.23, for the years ended December 31, 2019 and 2018, respectively.

The weighted average remaining life for outstanding warrants was 94 months and 96 months, for the financial years ended December 31, 2019 and 2018, respectively.

Warrant Compensation Costs

Warrant compensation costs are recognized in the consolidated statement of profit or loss over the vesting period of the warrants granted.

Warrant compensation costs are determined with basis in the grant date fair value of the warrants granted and recognized over the vesting period. Fair value of the warrants is calculated at the grant dates by use of the Black-Scholes Option Pricing model with the following assumptions: (1) an exercise price equal to the estimated market price of the Company’s shares at the date of grant; (2) an expected lifetime of the warrants determined as a weighted average of the time from grant date to date of becoming exercisable and from grant date to expiry of the warrants; (3) a risk-free interest rate equaling the effective interest rate on a Danish government bond with the same lifetime as the warrants; (4) no payment of dividends; and (5) a volatility for comparable companies for a historic period equaling the expected lifetime of the warrants. The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the warrants is indicative of future trends. The expected volatility has been calculated using a simple average of daily historical data of comparable publicly traded companies, as we do not have sufficient data for the volatility of the Company’s own share price.

The following table summarizes the input to the Black-Scholes Option Pricing model and the calculated fair values for warrant grants in 2020, 2019 and 2018:

	2020	2019	2018
Expected volatility	52 – 55%	52 – 54%	53 – 57%
Risk-free interest rate	(0.93) – (0.32)%	(0.77) – (0.05)%	(0.23) –0.46%
Expected life of warrants (years)	5.05 – 7.10	5.05 – 7.10	5.05 – 7.14
Weighted average exercise price	€137.57	€97.01	€54.43
Fair value of warrants granted in the year	€48.43 – 75.77	€27.24 – 55.64	€17.90 – 31.81

Note 8— Principal Accountant Fees and Services

The following table sets forth, for each of the years indicated, the fees billed by the Company’s independent public accountants and the proportion of each of the fees out of the total amount billed by the accountants.

	2020	2019	2018
	(EUR’000)
Principal accountant fees and services
Audit fees	599	700	693
Tax fees	104	7	—
All other fees	22	—	62

Total principal accountant fees and services	725	707	755

Note 9—Finance Income and Finance Expenses

	2020	2019	2018
	(EUR’000)
Finance income
Interest income	1,812	10,056	4,020
Exchange rate gains	—	7,747	20,694

Total finance income	1,812	17,803	24,714

Finance expenses
Interest expenses	1,918	1,221	127
Exchange rate losses	78,924	—	—

Total finance expenses	80,842	1,221	127

Interest income and interest expenses relate to financial assets and liabilities measured at amortized cost. Interest expense on lease liabilities are specified in Note 17. Exchange rate losses primarily relate to U.S. Dollar/Euro fluctuations pertaining to the Company’s, cash, cash equivalents and marketable securities.

Note 10—Tax on Profit/(Loss) for the Year and Deferred Tax

	2020	2019	2018
	(EUR’000)
Tax on profit/(loss) for the year:
Current tax (expense)/income	219	234	394

	219	234	394

Tax for the year can be explained as follows:
Profit/(loss) before tax	(419,174)	(218,250)	(130,491)
Tax at the Danish corporation tax rate of 22%	92,218	48,015	28,708
Tax effect of:
Non-deductible costs	(11,815)	(8,249)	(4,327)
Additional tax deductions	24,564	10,875	4,074
Impact from associate	(1,326)	(1,680)	(2,383)
Other effects including effect of different tax rates	2,673	1,602	143
Deferred tax asset, not recognized	(106,095)	(50,329)	(25,821)

Tax on profit/(loss) for the year	219	234	394

Effective tax rate	(0.05)%	(0.11)%	(0.30)%

	2020	2019	2018
	(EUR’000)
Specification of Deferred Tax Assets
Tax deductible losses	227,234	123,234	74,120
Other temporary differences	7,726	5,631	4,416
Deferred tax asset, not recognized	(234,960)	(128,865)	(78,536)

Total Deferred Tax Assets at December 31	0	0	0

No changes to deferred tax have been recognized in the consolidated statement of profit or loss for 2020, 2019 or 2018. Deferred tax assets have not been recognized in the consolidated statements of financial position due to uncertainty relating to future utilization. Deferred tax assets can be carried forward without timing limitations.

The Company had tax losses carried forward of €1,043.8 million and €560.2 million at December 31, 2020 and December 2019, respectively. Tax losses can be carried forward infinitely, where certain limitations exist for amounts to be utilized each year. Under Danish tax legislation, tax losses may be partly refunded by the tax authorities to the extent such tax losses arise from research and development activities. For the year ended December 31, 2020, the jointly taxed Danish entities had a negative taxable income, and accordingly were entitled to a tax refund of approximately €0.7 million for each of the years ended December 31, 2020, 2019 and 2018, respectively. The Company is entitled to additional tax deductions, determined by annual warrants exercised by employees. For the year ended December 31, 2020, the Company was entitled to additional tax deductions of €16.3 million, compared to €10.2 million and €3.5 million for the years ended December 31, 2019 and 2018, respectively. The Company is entitled to future tax deductions, which depends on the timing and amounts of warrant exercises, and accordingly, future additional tax deductions is subject to uncertainties. Please refer to Note 7 regarding descriptions of warrant programs.

The parent company Ascendis Pharma A/S is jointly taxed with its Danish subsidiaries. The current Danish corporation tax is allocated between the jointly taxed Danish companies in proportion to their taxable income (full absorption with refunds for tax losses). These companies are taxed under the on-account tax scheme.

Note 11—Intangible Assets

	Goodwill	Software	Total
(EUR’000)
Cost:
At January 1, 2019	3,495	—	3,495
Additions	—	—	—
Disposals	—	—	—
Foreign exchange translation	—	—	—

At December 31, 2019	3,495	—	3,495

Additions	—	2,222	2,222
Disposals	—	—	—
Foreign exchange translation	—	—	—

At December 31, 2020	3,495	2,222	5,717

Accumulated amortization and impairments:
At January 1, 2019	—	—	—
Amortization charge	—	—	—
Impairment charge	—	—	—
Disposals	—	—	—
Foreign exchange translation	—	—	—

At December 31, 2019	—	—	—

Amortization charge	—	—	—
Impairment charge	—	—	—
Disposals	—	—	—
Foreign exchange translation	—	—	—

At December 31, 2020	—	—	—

Carrying amount:

At December 31, 2019	3,495	—	3,495

At December 31, 2020	3,495	2,222	5,717

Software relates to development activities on Enterprise Resource Planning system and is under development at the reporting date. The system was taken into use at January 1, 2021. Of total additions, €0.5 million and €0 million was unpaid at December 31, 2020 and 2019, respectively.

Due to the risk associated with drug development, future income from development projects cannot be determined with sufficient certainty until the development activities have been completed and the necessary marketing approvals have been obtained. Accordingly, at the reporting date, no internally generated intangible assets from development of pharmaceutical drug candidates have been recognized. Thus, all research and development costs incurred for the years ended December 31, 2020, 2019 and 2018, were recognized in the consolidated statements of profit or loss.

Goodwill relates to the acquisition of Complex Biosystems GmbH (now Ascendis Pharma GmbH) in 2007. Goodwill was calculated as the excess amount of the purchase price to the fair value of identifiable assets acquired, and liabilities assumed at the acquisition date. Ascendis Pharma GmbH was initially a separate technology platform company but is now an integral part of the Company’s research and development activities, including significant participation in the development services provided to our external collaboration partners. Accordingly, it is not possible to look separately at Ascendis Pharma GmbH when considering the recoverable amount of the goodwill. Goodwill is monitored and tested for impairment on a consolidated level as the Company is considered to represent one cash-generating unit. Goodwill is tested for impairment on an annual basis at December 31, or more frequently, if indications of impairment are identified. There have been no impairments recognized in any of the periods presented.

The recoverable amount of the cash-generating unit is determined based on an estimation of the Company’s fair value less costs of disposal. The fair value of goodwill has been determined after taking into account the market value of the Company’s ADSs as of the reporting date. The computation of the market value including an estimation of selling costs, significantly exceeded the carrying amount of the net assets, leaving sufficient value to cover the carrying amount of goodwill. Considering the excess value, no further assumptions are deemed relevant to be applied in determining whether goodwill is impaired.

Note 12—Property, Plant and Equipment

	Plant and Machinery	Other Equipment	Leasehold Improve- ments	Right-of-Use Assets	Total
	(EUR’000)
Cost:
At January 1, 2019	5,645	2,595	875	—	9,115
Adoption of IFRS 16, “Leases”	—	—	—	18,437	18,437
Additions	2,393	1,499	3,418	21,225	28,535
Disposals	—	(154)	(7)	—	(161)
Foreign exchange translation	—	4	2	457	463

At December 31, 2019	8,038	3,944	4,288	40,119	56,389

Additions	7,169	1,635	4,849	64,582	78,235
Disposals	(296)	(221)	(14)	—	(531)
Foreign exchange translation	(289)	(183)	(588)	(5,135)	(6,195)

At December 31, 2020	14,622	5,175	8,535	99,566	127,898

Accumulated depreciation:
At January 1, 2019	(3,448)	(954)	(388)	—	(4,790)
Depreciation charge	(523)	(758)	(170)	(5,237)	(6,688)
Disposals	—	154	—	—	154
Foreign exchange translation	—	(5)	—	9	4

At December 31, 2019	(3,971)	(1,563)	(558)	(5,228)	(11,320)

Depreciation charge	(1,030)	(956)	(605)	(6,857)	(9,448)
Disposals	204	191	7	—	402
Foreign exchange translation	16	41	22	501	580

At December 31, 2020	(4,781)	(2,287)	(1,134)	(11,584)	(19,786)

Carrying amount:

At December 31, 2019	4,067	2,381	3,730	34,891	45,069

At December 31, 2020	9,841	2,888	7,401	87,982	108,112

Assets under construction amounts to €2.3 million and €2.7 million at December 21, 2020 and 2019, respectively. Of total additions, €1.0 million and €2.1 million was unpaid at December 31, 2020 and 2019, respectively.

Depreciation charges are specified below:

	2020	2019	2018
	(EUR’000)
Depreciation charges
Research and development costs	7,311	5,282	827
Selling, general and administrative expenses	2,137	1,406	53

Total depreciation charges	9,448	6,688	880

Note 13—Investment in Associate

VISEN Pharmaceuticals, or VISEN, was formed in November 2018. The Company has granted VISEN exclusive rights to develop and commercialize TransCon hGH, TransCon PTH and TransCon CNP in Greater China, and as consideration for the granting of such rights has received a 50% ownership of VISEN. The other investors contributed, in aggregate, $40.0 million in cash as their consideration for remaining 50% ownership.

VISEN is a private entity not listed on any public exchange, with business activities within development, manufacturing and commercialization of endocrinology rare disease therapies in Greater China. The Company’s interest in VISEN is accounted for as an associate using the equity method in the consolidated financial statements as the Company has determined that it has significant influence but not joint control.

The following table illustrates the summarized relevant financial information of VISEN:

VISEN Pharmaceuticals
Principal place of business	China
Ownership (at December 31, 2020)	50%

	2020	2019
	(EUR’000)
Statement of profit or loss
Profit / (loss) for the year from continuing operations	(19,049)	(16,226)

Total comprehensive income	(19,049)	(16,226)

Statement of financial position
Non-current assets	16,635	23,291
Current assets	20,373	32,446

Total assets	37,008	55,737

Equity	33,708	53,820
Non-current liabilities	152	250
Current liabilities	3,148	1,667

Total equity and liabilities	37,008	55,737

Company’s share of equity before eliminations	16,854	26,910
Elimination of internal profit recognized at December 31	(7,678)	(11,372)

Company’s share of equity	9,176	15,538

Investment in associate at December 31	9,176	15,538

Revenue from VISEN, recognized in the consolidated statement of profit or loss is disclosed in Note 4. Trade receivable balance with VISEN at December 31, 2020 and 2019 was €0.2 million and €0.8 million, respectively. VISEN requires the Company’s consent to distribute dividends and incur indebtedness outside the normal course of business.

On January 8, 2021, the Company entered into an equity investment of $12.5 million as part of VISEN’s $150 million Series B financing. Please refer to Note 24 regarding subsequent events.

Note 14—Other Receivables

Other receivables comprise following:

	2020	2019
	(EUR’000)
Other receivables
Deposits	1,375	1,463
Income tax receivables	778	1,473
VAT receivables	5,276	2,797
Other receivables	903	339

Total other receivables	8,332	6,072

Classified based on expected realization
Non-current assets	1,375	1,463
Current assets	6,957	4,609

Total other receivables	8,332	6,072

Note 15—Share Capital

The share capital of Ascendis Pharma A/S consists of 53,750,386 fully paid shares at a nominal value of DKK 1, all in the same share class.

The number of shares of the Company are as follows:

	2020	2019	2018	2017	2016
Changes in share capital
Beginning of year	47,985,837	42,135,448	36,984,292	32,421,121	25,128,242
Increase through cash contribution	5,764,549	5,850,389	5,151,156	4,563,171	7,292,879

End of year	53,750,386	47,985,837	42,135,448	36,984,292	32,421,121

Note 16—Distributable Equity

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

Foreign Currency Translation Reserve

Exchange rate differences relating to the translation of the results and net assets of the Company’s foreign operations and associate from their functional currencies to the Company’s presentation currency are recognized directly in other comprehensive income and accumulated in the foreign currency translation reserve. The foreign currency translation reserve is an unrestricted reserve that is available to be distributed as dividends to a company’s shareholders.

Share-Based Payment Reserve

Warrants granted under the Company’s warrant programs carry no rights to dividends and no voting rights. The share-based payment reserve represents the fair value of warrants recognized from grant date. Further details of the warrant programs are provided in Note 7. Share-based payment reserve is an unrestricted reserve that is available to be distributed as dividends to a company’s shareholders.

Retained Earnings or Accumulated Deficits

Retained earnings or accumulated deficits represent the accumulated profit or losses from the Company’s operations. A positive balance of retained earnings is available to be distributed as dividends to a company’s shareholders.

Note 17—Leases

The Company primarily leases office and laboratory facilities. Lease arrangements contain a range of different terms and conditions and are typically entered into for fixed periods. Generally, the lease terms are between two and eleven years, and in addition, in order to improve flexibility to the Company’s operations, may provide the Company with options to extend the lease, or terminate the lease within the enforceable lease term. In the Company’s current lease portfolio, extension and termination options range between two to ten years, in addition to the non-cancellable period.

To accommodate the current and future development of the Company, additional leases related to office facilities were entered into in 2020, and included recognition of right-of-use assets of €64.6 million. In December 2020, the Company entered into two office facility leases in Denmark, which commence in the first quarter of 2021. The leases are enforceable until January 2037, and July 2029, respectively, whereas the Company has rights to terminate the leases in January 2027, and July 2026, respectively. In addition, a new lease is expected to commence in 2021, and relates to laboratory facilities in Heidelberg, Germany.

Leases Liabilities and Payments

Development in lease liabilities are specified below:

	Beginning of period		Additions	Accretion of interests	Cash out-flow (2)	Foreign exchange translation (non-cash item)	End of period
	(EUR’000)
Lease liabilities
December 31, 2020	36,619		64,582	1,617	(5,990)	(4,853)	91,975

December 31, 2019	17,700	(1)	21,240	1,014	(3,870)	535	36,619

(1)	Beginning balance, December 31, 2019, includes the impact from implementing IFRS 16.
(2)	Total cash outflow, including prepaid leases was €6.0 million and €4.5 million for the years ended December 31, 2020 and 2019, respectively.

The maturity analysis of lease liabilities is disclosed in Note 20 “Financial Risk Management and Financial Instruments” in the section “Liquidity Risk Management”.

Expenses Relating to Leases

The following expenses relating to lease activities are recognized in the consolidated statements of profit or loss (IFRS 16 was adopted by applying the modified retrospective approach. Accordingly, no comparative information for 2018 is disclosed):

	2020	2019
	(EUR’000)
Lease expense
Depreciation (research and development, Note 12)	4,885	3,943
Depreciation (selling, general and administration, Note 12)	1,972	1,294
Expenses relating to short term leases and leases of low value assets (research and development and selling, general and administration)	470	202
Lease interest (finance expenses, Note 9)	1,617	1,014

Total lease expenses	8,944	6,453

Note 18—Contract Liabilities

Deferred income was €0.4 million and €0.9 million for the years ended December 31, 2020 and 2019, respectively, and relates to partially satisfied performance obligations regarding feasibility studies and research and development of licensed product candidates. The remaining balance of deferred income is expected to be recognized as revenue in 2021, as services are transferred.

Revenue recognized from deferred income was €1.0 million, €6.1 million and €0.0 million for the years ended December 31, 2020, 2019 and 2018, respectively.

Note 19—Commitments and Contingencies

Contractual commitments for the construction of property, plant and equipment were €15.8 million and €8.5 million for the years ended December 31, 2020 and 2019, respectively. With certain suppliers, the Company has agreed minimum commitments related to the manufacturing of product supply, subject to continuous negotiation and adjustments according to the individual contractual terms and conditions. Delivery of product supply is recognized when the Company obtains control of the goods.

In addition, the Company has entered into short-term leases and leases of low value assets, contracts of various lengths in respect of research and development with Clinical Research Operators, and IT and facility related services. Costs relating to those commitments are recognized as services are received.

We are not aware of any significant legal claims or disputes.

Note 20—Financial Risk Management and Financial Instruments

Financial assets and financial liabilities comprise the following:

	2020	2019
	(EUR’000)
Financial assets
Trade receivables	387	804
Other receivables	2,251	1,463
Marketable securities	249,558	—
Cash and cash equivalents	584,517	598,106

Financial assets measured at amortized cost	836,713	600,373

Financial liabilities
Lease liabilities	91,975	36,619
Trade payables and accrued expenses	21,897	27,765

Financial liabilities measured at amortized cost	113,872	64,384

Marketable Securities

Marketable securities are measured at amortized cost, and fair values are determined based on quoted market prices (Level 1 in the fair value hierarchy). The composition of the portfolio and its fair values are specified in the following table (the Company did not hold any marketable securities at December 31, 2019):

	Carrying amount	Fair value
	(EUR’000)
December 31, 2020
Marketable securities
U.S. Treasury bills	46,243	46,245
U.S. Government Bonds	62,088	62,101
Commercial papers	10,583	10,581
Corporate bonds	121,282	121,234
Agency bonds	9,362	9,369

Total marketable securities	249,558	249,530

Classified based on maturity profiles
Non-current assets	115,280	115,277
Current assets	134,278	134,253

Total marketable securities	249,558	249,530

Specified by rate structure
Fixed rate	175,757	175,732
Floating rate	16,975	16,972
Zero-coupon	56,826	56,826

Total marketable securities	249,558	249,530

Specified by credit-rating
AAA- – AA-	93,229	93,240
A+ – A-	99,503	99,464
A-1+	56,826	56,826

Total marketable securities	249,558	249,530

Capital Management

The Company manages capital to ensure that all group enterprises will be able to continue as going concerns while maximizing the return to shareholders through the optimization of debt and equity balances. The overall strategy in this regard has remained unchanged since 2012.

The Company’s capital structure consists only of equity comprising issued capital, reserves and retained earnings/accumulated deficits. Although the Company is not subject to any externally imposed capital requirements, the capital structure is reviewed on an ongoing basis. Since the Company does not hold external debt, such review currently comprises a review of the adequacy of the Company’s capital compared to the resources required for carrying out ordinary activities.

Financial Risk Management Objectives

The Company regularly monitors the access to domestic and international financial markets, manages the financial risks relating to its operations, and analyze exposures to risk, including market risk, such as foreign currency risk and interest rate risk, credit risk and liquidity risk.

The Company’s financial risk exposure and risk management policies are described in following sections.

Market Risk

The Company’s activities expose the group enterprises to the financial risks of changes in foreign currency exchange rates and interest rates. Derivative financial instruments are not applied to manage exposure to such risks.

Foreign Currency Risk Management

The Company is exposed to foreign exchange risks arising from various currency exposures, primarily with respect to the U.S. Dollar, or USD, the British Pound, or GBP, and the Danish Krone, or DKK. Foreign exchange rate risks are unchanged to prior year. The proceeds from the series D financing in November 2014, the IPO in February 2015 and follow-on offerings, the latest being in July 2020, were in USD. The exposure from foreign exchange risks are managed by maintaining cash positions in the currencies in which the majority of future expenses are denominated, and payments are made from those reserves.

Foreign Currency Sensitivity Analysis

There is an official target zone of 4.50% between DKK and EUR, which limits the likelihood of significant fluctuations between those two currencies in a short timeframe. At December 31, 2020, the net carrying amount of monetary assets and liabilities was €702.1 million, where the direct exposure from USD (USD monetary assets and liabilities held by non-USD entities) was €797.9, which primarily related to the proceeds from the follow-on offering completed in July 2020 and marketable securities.

The following table details how a strengthening of the USD and the GBP would impact profit and loss and equity before tax at the reporting date. A similar weakening of the USD and the GBP would have the opposite effect with similar amounts. A positive number indicates an increase in profit or loss and equity before tax, while a negative number indicates the opposite. The sensitivity analysis is deemed representative of the inherent foreign exchange risk associated with the operations.

		Hypothetical impact on consolidated financial statements
	Nominal positions	Increase in foreign exchange rate	Profit and loss before tax	Equity before. tax
	(EUR ‘000)
December 31, 2020
USD/EUR	797,927	10%	79,793	79,793
GBP/EUR	1,555	10%	155	155

		Hypothetical impact on consolidated financial statements
	Nominal positions	Increase in foreign exchange rate	Profit and loss before tax	Equity before tax
	(EUR ‘000)
December 31, 2019
USD/EUR	477,764	10%	47,776	47,776
GBP/EUR	(858)	10%	(86)	(86)

Interest Rate Risk Management

The Company has no interest-bearing debt to third parties. In addition, since the Company holds no derivatives or financial assets and liabilities measured at fair value, the exposure to interest rate risk primarily relates to the interest rates for cash, cash equivalents and marketable securities. Future interest income from interest-bearing bank deposits and marketable securities may fall short of expectations due to changes in interest rates.

The effects of interest rate fluctuations are not considered a material risk to the Company’s financial position. Accordingly, no interest sensitivity analysis has been presented.

Credit Risk Management

The Company has adopted an investment policy with the primary purpose of preserving capital, fulfilling liquidity needs and diversifying the risks associated with cash, cash equivalents and marketable securities. This investment policy establishes minimum ratings for institutions with which the Company holds cash, cash equivalents and marketable securities, as well as rating and concentration limits for marketable securities held.

All material counterparties are considered creditworthy. While the concentration of credit risk may be significant, the credit risk for each individual counterpart is considered to be low. The exposure to credit risk primarily relates to cash, cash equivalents, and marketable securities. The credit risk on bank deposits is limited because the counterparties, holding significant deposits, are banks with high credit-ratings (minimum A3/A-) assigned by international credit-rating agencies. The banks are reviewed on a regular basis and deposits may be transferred during the year to mitigate credit risk. On each reporting date, the Company considers the risk of expected credit loss on bank deposits, including the hypothetical impact arising from the probability of default, which is considered in conjunction with the expected loss caused by default by banks with similar credit-ratings and attributes. In line with previous periods, this assessment did not reveal a material impairment loss, and accordingly no provision for expected credit loss has been recognized.

Since March 2020, in order to mitigate the concentration of credit risks on bank deposits and to preserve capital, a portion of the bank deposits have been placed into primarily U.S. government bonds, treasury bills, corporate bonds, and commercial papers. The Company’s investment policy, approved by the Board of Directors, only allows investment in marketable securities having investment grade credit-ratings, assigned by international credit-rating agencies. Accordingly, the risk from probability of default is low. The risk of expected credit loss over marketable securities has been considered, including the hypothetical impact arising from the probability of default, which is considered in conjunction with the expected loss caused by default from securities with similar credit-rating and attributes. This assessment did not reveal a material expected credit loss, and accordingly no provision for expected credit loss has been recognized.

For other financial assets, including deposits and receivables, the credit risk is considered low and no provision for expected credit loss has been recognized.

Liquidity Risk Management

Historically, the risk of insufficient funds has been addressed through proceeds from sale of the Company’s securities in private and public offerings.

Liquidity risk is managed by maintaining adequate cash reserves and banking facilities, and by matching the maturity profiles of financial assets (including marketable securities), with cash-forecasts (including payment profiles on liabilities). The risk of shortage of funds is monitored, using a liquidity planning tool, to ensure sufficient funds available to settle liabilities as they fall due.

Besides marketable securities and deposits, the Company’s financial assets are recoverable within twelve months after the reporting date. Marketable securities have a weighted average duration of 6.0 and 17.3 months, for current (i.e., those maturing within twelve months after the reporting date) and non-current positions, respectively. The entire portfolio of marketable securities (current and non-current) has a weighted average duration of 11.2 months.

Maturity analysis for financial liabilities recognized in the consolidated statements of financial position are specified below.

	< 1 year	1-5 years	>5 years	Total contractual cash-flows	Carrying amount
	(EUR’000)
December 31, 2020
Lease liabilities	6,974	38,321	68,516	113,811	91,975
Trade payables and accrued expenses	21,897	—	—	21,897	21,897

Total financial liabilities	28,871	38,321	68,516	135,708	113,872

	< 1 year	1-5 years	>5 years	Total contractual cash-flows	Carrying amount
	(EUR’000)
December 31, 2019
Lease liabilities	6,020	19,405	17,606	43,031	36,619
Trade payables and accrued expenses	27,765	—	—	27,765	27,765

Total financial liabilities	33,785	19,405	17,606	70,796	64,384

Note 21—Related Party Transactions

The Board of Directors and Executive Board (Key Management Personnel) are considered related parties as they have authorities and responsibilities with planning and directing the Company’s operations. Related parties also include undertakings in which such individuals have a controlling or joint controlling interest. Additionally, all group enterprises and associates are considered related parties.

Neither the Company’s related parties or major shareholders hold a controlling, joint controlling, or significant interest in the Group.

The Company has entered into employment agreements with and issued warrants to Key Management Personnel. In addition, the Company pays fees for board tenure and board committee tenure to the independent members of the Board of Directors. Please refer to Note 7.

Transactions between the parent company and group enterprises comprise management and license fees, research and development services, and clinical supplies. These transactions have been eliminated in the consolidated financial statements. Transactions and outstanding balances with the associate VISEN are disclosed in Note 13. In addition, the parent company Ascendis Pharma A/S is jointly taxed with its Danish subsidiaries, where the current Danish corporation tax is allocated between the jointly taxed Danish companies. For further details, please refer to Note 10.

Indemnification agreements have been entered with the board members and members of senior management.

Except for the information disclosed above, the Company has not undertaken any significant transactions with members of the Key Management Personnel, or undertakings in which the identified related parties have a controlling or joint controlling interest.

Note 22—Investments in Group Enterprises

Ascendis Pharma A/S’s (parent company) investments in Group enterprises at December 31, 2020, comprise:

Subsidiaries	Domicile	Ownership
Ascendis Pharma GmbH	Germany	100%
Ascendis Pharma, Inc.	USA	100%
Ascendis Pharma Endocrinology, Inc.	USA	100%
Ascendis Pharma Ophthalmology Division A/S	Denmark	100%
Ascendis Pharma Endocrinology Division A/S	Denmark	100%
Ascendis Pharma Bone Diseases A/S	Denmark	100%
Ascendis Pharma Growth Disorders A/S	Denmark	100%
Ascendis Pharma Oncology Division A/S	Denmark	100%

Associate	Domicile	Ownership
VISEN Pharmaceuticals	Cayman Island	50%

Note 23—Ownership

The following investors, or groups of affiliated investors, are known by us to beneficially own more than 5% of the Company’s outstanding ordinary shares at December 31, 2020:

•	T. Rowe Price Associates, Inc., USA

•	Entities affiliated with RA Capital Management, LLC, USA

•	Entities affiliated with Artisan Partners Limited Partnership, USA

•	Entities affiliated with FMR LLC, USA

•	Baker Bros. Advisors LP, USA

•	Entities affiliated with Wellington Management Group LLP, USA

•	Entities affiliated with Janus Henderson Group plc, United Kingdom

The Company’s American Depository Shares are held through BNY (Nominees) Limited as nominee, of The Bank of New York Mellon, UK (as registered holder of the Company’s outstanding ADSs).

Note 24—Subsequent Events

On January 8, 2021, the Company entered into an equity investment of $12.5 million in its associate VISEN as part of VISEN’s $150 million Series B financing. Following VISEN’s Series B financing, the Company retains approximately 44% of VISEN’s issued and outstanding shares. As a result, Ascendis expects to recognize a non-cash gain in the first quarter of 2021 of €42.3 million. The Series B financing does not change the Company’s accounting treatment of VISEN.

No other events have occurred after the reporting date that would influence the evaluation of these consolidated financial statements.

Item 19	Exhibits

The following exhibits are filed as part of this annual report:

		Incorporated by Reference
Exhibit Number	Exhibit Description	Form	Date	Number		File Number	Provided Herewith

1.1	Articles of Association, currently in effect (English translation).	6-K	3/9/2021	1.1		001-36815

2.1	Deposit Agreement dated January 27, 2015 among Ascendis Pharma A/S The Bank of New York Mellon and Owners and Holders of American Depositary Shares.	F-3	2/2/2016	4.2		333-209336

2.2	Form of American Depositary Receipt (included in Exhibit 2.1).

2.3	Description of Share Capital and American Depositary Shares.						X

4.1(a)	Rental Agreement, between Technologiepark Heidelberg II GmbH & Co. KG and Ascendis Pharma GmbH (English translation).	F-1	12/18/2014	10.3	(a)	333-201050

4.1(b)	Supplement No. 1 to Rental Agreement, between Technologiepark Heidelberg II GmbH & Co. KG and Ascendis Pharma GmbH (English translation).	F-1	12/18/2014	10.3	(b)	333-201050

4.2(a)#	Reference is made to Exhibit 1.1.

4.2(b)#	Form of Warrant Certificate for Warrants issued prior to December 2015.	F-1	12/18/2014	10.4	(b)	333-201050

4.2(c)#	Form of Warrant Certificate for Warrants issued since December 2015.	20-F	3/22/2017	4.4	(c)	001-36815

4.3#	Form of Indemnification Agreement for board members and senior management.	F-1	1/16/2015	10.5		333-201050

4.4(a)	Registration Rights Agreement dated November 24, 2014 among Ascendis Pharma A/S and the investors set forth therein.	F-1	12/18/2014	10.6		333-201050

4.4(b)	First Amendment to Registration Rights Agreement dated December 11, 2015 by and among Ascendis Pharma A/S and the investors set forth therein.	6-K	12/14/2015	4.2		001-36815

4.5	Registration Rights Agreement dated December 11, 2015 by and among Ascendis Pharma A/S, Fidelity Securities Fund: Fidelity Series Small Cap Opportunities Fund—Healthcare Sub and Fidelity Stock Selector Small Cap Fund—Health Care Sub.	6-K	12/14/2015	4.1		001-36815

4.6	Lease Agreement dated September 7, 2015 between Ascendis Pharma A/S and Dades AS.	F-3	2/2/2016	10.1		001-36815

4.7†	Manufacturing and Supply Agreement dated December 21, 2017, between Ascendis Pharma A/S and NOF Corporation.	20-F	3/28/2018	4.9		001-36815

4.8†	Manufacturing and Supply Agreement dated January 12, 2017, between Ascendis Pharma A/S and Medicom Innovation Partner a/s.	20-F	3/28/2018	4.10		001-36815

4.9*	Supply Agreement dated January 1, 2019, between Ascendis Pharma A/S and Vetter Pharma International GMBH.	20-F	4/3/2019	4.11		001-36815

4.10*	Manufacturing and Supply Agreement dated October 28, 2018, between Ascendis Pharma A/S and Carbogen Amcis AG.	20-F	4/3/2019	4.12		001-36815

4.11*	Commercial Supply Agreement dated January 9, 2019, between Ascendis Pharma A/S and Fujifilm Diosynth Biotechnologies UK Limited.	20-F	4/3/2019	4.13		001-36815

4.12*	Exclusive Licence Agreement dated November 7, 2018, between Ascendis Pharma Growth Disorders A/S and VISEN Pharmaceuticals (CNP).	20-F	4/3/2019	4.15		001-36815

4.13*	Exclusive Licence Agreement dated November 7, 2018, between Ascendis Pharma Bone Diseases A/S and VISEN Pharmaceuticals (hGH).	20-F	4/3/2019	4.16		001-36815

4.14*	Exclusive Licence Agreement dated November 7, 2018, between Ascendis Pharma Endocrinology Division A/S and VISEN Pharmaceuticals (PTH).	20-F	4/3/2019	4.17		001-36815

4.15*	Tech Transfer and Manufacturing Services Agreement dated December 12, 2019 between Ascendis Pharma A/S and Lonza Ltd.	20-F	4/2/2020	4.16		001-36815

4.16*	Multi-Year Packaging Agreement dated December 1, 2019 between Ascendis Pharma A/S and Sharp Corporation.	20-F	4/2/2020	4.17		001-36815

4.17*	Amended and Restated Shareholders Agreement dated January 8, 2021, by and among Ascendis Pharma A/S and the parties set forth therein.						X

II-1

4.18*	Amendment Letter to the Exclusive Licence Agreement dated January 4, 2021 between Ascendis Pharma Growth Disorders A/S and VISEN Pharmaceuticals (CNP)	X

4.19*	Amendment Letter to the Exclusive Licence Agreement dated January 4, 2021 between Ascendis Pharma Endocrinology Division A/S and VISEN Pharmaceuticals (hGH)	X

4.20*	Amendment Letter to the Exclusive Licence Agreement dated January 4, 2021 between Ascendis Pharma Bone Diseases A/S and VISEN Pharmaceuticals (PTH)	X

8.1	List of Subsidiaries.	X

12.1	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	X

12.2	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	X

13.1	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	X

13.2	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	X

15.1	Consent of Independent Registered Public Accounting Firm.	X

EX-101.INS	XBRL Instance Document.	X

EX-101.SCH	XBRL Taxonomy Extension Schema Document.	X

EX-101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.	X

EX-101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.	X

EX-101.IAB	XBRL Taxonomy Extension Labels Linkbase Document.	X

EX-101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.	X

†	Confidential treatment has been granted for certain information contained in this Exhibit. Such information has been omitted and filed separately with the SEC.
#	Indicates senior management contract or compensatory plan.
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
Date: March 10, 2021
By:	/s/ Scott T. Smith
Scott T. Smith
Senior Vice President, Chief Financial Officer (Principal Financial Officer)
Date: March 10, 2021

II-3