Form 20-F
period 2021-12-31
Ascendis Pharma A/S
filed 2022-03-02
CIK 1612042

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
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
56,937,682 ordinary shares
(as of December 31, 2021)
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
12b-2
of the Exchange Act).    ☐  Yes    ☒
No

Auditor Firm ID:	Auditor Name: Deloitte Statsautoriseret	Auditor Location:
1294	Revisionspartnerselskab	Copenhagen, Denmark

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
Special Note Regarding Forward-Looking Statements
This annual report contains forward-looking statements concerning our business, operations and financial performance and condition, as well as our plans, objectives and expectations for our business operations and financial performance and condition. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “aim,” “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “could,” “due,” “estimate,” “expect,” “goal,” “intend,” “may,” “objective,” “plan,” “predict,” “potential,” “positioned,” “seek,” “should,” “target,” “will,” “would,” and other similar expressions that are predictions or indicate future events and future trends, or the negative of these terms or other comparable terminology. These forward-looking statements include, but are not limited to, statements about:

•	the timing or likelihood of regulatory filings and approvals for our product candidates;

•	our expectations regarding the commercial availability of TransCon hGH, known by its brand name SKYTROFA (lonapegsomatropin-tcgd), in the United States and related patient support services;

•	the commercialization of TransCon hGH and our other product candidates, if approved;

•	our commercialization, marketing and manufacturing capabilities of TransCon Growth Hormone, or TransCon hGH, and our other product candidates and associated devices;

•	the scope, progress, results and costs of developing our product candidates or any other future product candidates, and conducting preclinical studies and clinical trials;

•	our pursuit of oncology as our second of three independent therapeutic areas of focus, and our development of a pipeline of product candidates related to oncology;

•	our expectations regarding the potential market size and the size of the patient populations for TransCon hGH and our other product candidates, if approved for commercial use;

•	our expectations regarding the potential advantages of TransCon hGH and our other product candidates over existing therapies;

•	our ability to enter into new collaborations;

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

•	our expectations with regard to our current and future collaboration partners to pursue the development of our product candidates and file INDs or similar for such product candidates;

•	our development plans with respect to TransCon hGH and our other product candidates;

•	our ability to develop, acquire and advance product candidates into, and successfully complete, clinical trials;

•	the implementation of our business model and strategic plans for our business, TransCon hGH and our other product candidates and technologies, including global commercialization strategies;

•	the scope of protection we are able to establish and maintain for intellectual property rights covering TransCon hGH and our other product candidates;

•	estimates of our expenses, future revenue, capital requirements, our needs for additional financing and our ability to obtain additional capital;

•	our financial performance;

•	developments and projections relating to our market conditions, competitors and industry; and

•	the potential effects on our business of the worldwide COVID-19 pandemic.
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
Summary of Material Risks Associated with Our Business
The principal risks and uncertainties affecting our business include the following:

•	The global pandemic caused by COVID-19 could materially adversely impact our business, including our clinical trials, supply chain operation, regulatory timelines and commercial activities.

•	We have a limited operating history and we may incur significant losses in the future, which makes it difficult to assess our future viability.

•
We may require substantial additional financing to achieve our goals, and a failure to obtain this necessary capital when needed on acceptable terms, or at all, could force us to delay, limit, scale back or cease our commercialization activities, product development or any other or all operations.

•
We are substantially dependent on the success of TransCon hGH and our other product candidates, which may not be successful in nonclinical studies or clinical trials, receive regulatory approval or be successfully commercialized.

•
Clinical drug development involves a lengthy and expensive process with uncertain outcomes, and we may encounter substantial delays in our clinical studies. Furthermore, results of earlier studies and trials may not be predictive of results of future trials.

•
Interim, “top-line” and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.

•	Our sales and marketing efforts for TransCon hGH may not be effective and we may not be successful in our commercial efforts.

•
Competition in the biotechnology and pharmaceutical industries is intense and our competitors may discover, develop or commercialize products faster or more successfully than us. If we are unable to compete effectively our business, results of operations and prospects will suffer.

•	We rely on third-parties to manufacture our preclinical and clinical drug supplies, and we rely on third-parties to produce commercial supplies of TransCon hGH and its device components.

•	Our operating results may vary significantly from period to period and these variations may be difficult to predict.

•
The parent drug, drug substance, drug product and other components of TransCon hGH and our other product candidates are currently acquired from certain single-source suppliers. The loss of these suppliers, or their failure to supply could materially and adversely affect our business.

•
The regulatory approval processes of the U.S. Food and Drug Administration, the European Medicines Agency and comparable authorities are lengthy, time consuming, and inherently unpredictable. If we are ultimately unable to obtain regulatory approval for our product candidates, our business will be substantially harmed.

•	If we are sued for allegedly infringing intellectual property rights of third parties, it will be costly and time consuming, and an unfavorable outcome in such litigation could harm our business.
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
Our business faces significant risks. You should carefully consider all of the information set forth in this annual report and in our other filings with the U.S. Securities and Exchange Commission (the “SEC”), including the following risk factors which we face and which are faced by our industry. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. This report also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements, as a result of certain factors including the risks described below and elsewhere in this report and our other materials we file or furnish with the SEC. See “Special Note Regarding Forward-Looking Statements” above.
Risks Related to Our Limited Operating History, Financial Condition and Capital Requirements
We have a limited operating history and we may incur significant losses in the future, which makes it difficult to assess our future viability.
We are applying our innovative TransCon technologies to build a leading, fully integrated, global biopharmaceutical company and develop a pipeline of product candidates with potential best-in-class
profiles to address unmet medical needs. We currently have a pipeline of multiple independent endocrinology rare disease and oncology product candidates in development. We are also working to apply our TransCon technology platform in additional therapeutic areas to address unmet medical needs. On August 25, 2021, the U.S. Food and Drug Administration (the “FDA”) approved TransCon hGH, known by its brand name SKYTROFA
®
and its international nonproprietary name lonapegsomatropin-tcgd in the U.S. for the treatment of pediatric patients one year and older who weigh at least 11.5 kg (25.4 lb) and have growth failure due to inadequate secretion of endogenous growth hormone. In addition, Lonapegsomatropin Ascendis Pharma (developed under the name TransCon hGH) was granted marketing authorization by the European Commission (“EC”) as a once-weekly subcutaneous injection for the treatment of children and adolescents ages 3 to 18 years with growth failure due to insufficient secretion of endogenous growth hormone on January 12, 2022. Biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. To date, we have focused substantially all of our efforts on our research and development activities relating to our lead product candidates, TransCon hGH, TransCon Parathyroid Hormone, or TransCon PTH, TransCon
C-Type
Natriuretic Peptide, or TransCon CNP, our product candidates in oncology and our proprietary TransCon technologies and the commercialization of TransCon hGH. We have only a limited operating history upon which our shareholders and ADS holders can evaluate our business and prospects. Going forward, we may incur significant losses from our operations. We had a net loss of €383.6 million during the year ended December 31, 2021 and a net loss of €419.0 million during the year ended December 31, 2020. Our total equity was €883.6 million as of December 31, 2021 compared to €838.7 million as of December 31, 2020. Neither the net loss nor net profit we have experienced in prior years are necessarily indicative of our future results.
Apart from the FDA’s recent approval of SKYTROFA and the EC’s recent approval of Lonapegsomatropin Ascendis Pharma, none of our other product candidates have been approved for commercial sale by the FDA, the EC or similar
non-U.S.
regulatory authorities. We expect that our annual operating expenses may increase over the next several years as we expand our research and development efforts and incur additional commercialization expenses. Although we have begun to receive revenue from commercial product sales, we may incur substantial operating losses for the foreseeable future as we execute our operating plan.
Possible future losses would have an adverse effect on our shareholders’ equity. Further, the net losses or net income we incur may fluctuate significantly from quarter to quarter and year to year, such that a period-to-period
comparison of our results of operations may not be a reliable indication of our future performance.
We have limited revenue from commercial product sales of SKYTROFA.
We have limited revenue from commercial product sales of SKYTROFA in the U.S. and are yet to commercially launch Lonapegsomatropin Ascendis Pharma (developed under the name TransCon hGH) in the European Union (“EU”). Our ability to generate revenue from commercial product sales will continue to depend on our ability to successfully commercialize SKYTROFA in the U.S., to successfully launch and commercialize TransCon hGH in the EU, and to complete the research and development of our other product candidates and obtain the regulatory and marketing approvals necessary to commercialize such product candidates. Our ability to generate additional revenue from commercial product sales or pursuant to milestone payments or royalties from collaboration partners depends heavily on many factors, including but not limited to:

•	completing research and preclinical and clinical development of our product candidates;

•	on our own, or together with our strategic collaboration partners, obtaining additional regulatory approvals for our products and product candidates;

•	negotiating favorable terms of and entering into collaboration, licensing or other arrangements;

•	our ability to commercialize or co-promote, and/or the ability of our collaboration partners to successfully commercialize, our products and product candidates;

•
developing and sustaining a scalable manufacturing process for TransCon hGH and for any of our other product candidates, if approved, and establishing and maintaining supply and manufacturing relationships with third-parties that can conduct the process and provide adequate, in amount and quality, products to support clinical development and the market demand for TransCon hGH and for our other product candidates, if approved;

•	obtaining market acceptance of TransCon hGH, and of our other product candidates, if approved, as viable treatment options;

•	addressing any competing technological and market developments;

•	identifying, assessing, acquiring, in-licensing and/or developing new product candidates;

•
maintaining, protecting, and expanding our portfolio of intellectual property rights, including patents, trade secrets, and know-how,
and our ability to develop, manufacture and commercialize our product candidates and products without infringing intellectual property rights of others; and

•	attracting, hiring, and retaining qualified personnel.
In cases where we are successful in obtaining regulatory approvals to market one or more of our product candidates (such as TransCon hGH), our revenue will be dependent, in part, upon the size of the markets in the territories for which regulatory approval is granted, the accepted price for the product, the availability of competing products, the ability to get reimbursement for our products at any price and the extent of our royalty rights for that territory. If the number of patients suitable for our product candidates is not as significant as we estimate, the indication approved by regulatory authorities is narrower than we expect or the reasonably accepted population for treatment is narrowed by competition, physician choice, treatment guidelines or third-party payor restrictions, we may not generate significant revenue from the sale of such product candidates, even if approved. Limitations on our ability to generate revenue from commercial product sales or pursuant to
up-front
or milestone payments and royalties from collaboration partners would likely depress our market value and could impair our ability to raise capital, expand our business, discover or develop other product candidates or continue our operations.
We may require substantial additional financing to achieve our goals, and a failure to obtain this necessary capital when needed on acceptable terms, or at all, could force us to delay, limit, scale back or cease our commercialization activities, product development or any other or all operations.
Since our inception, most of our resources have been dedicated to our research and development activities and, in particular, developing our proprietary TransCon technologies and product candidates. We have funded our operations primarily through issuance of our preference shares, ordinary shares and convertible debt securities and payments to us under collaboration agreements. For example, in September 2021, we received $436.5 million (€367.7 million) in net proceeds from a public offering of American Depositary Shares (“ADSs”) representing our ordinary shares after deducting the underwriting commissions and offering expenses payable by us. As of December 31, 2021, we had cash, cash equivalents and marketable securities totaling €789.6 million. We believe that we will continue to expend substantial resources for the foreseeable future, including costs associated with research and development, commercialization activities, conducting preclinical studies, clinical trials, obtaining regulatory approvals and sales and marketing. Because the outcome of any clinical trial and/or regulatory approval process is highly uncertain, we cannot reasonably estimate the actual amounts of additional financing necessary to successfully complete the development, regulatory approval process and commercialization or co-promotion
of any of our product candidates.
Based on our current operating plan, we believe that our existing cash, cash equivalents and marketable securities as of December 31, 2021 will be sufficient to meet our projected cash requirements for at least twelve months from the date of this annual report. However, our operating plan may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned. Our future funding requirements will depend on many factors, including, but not limited to:

•
the manufacturing, selling and marketing costs associated with TransCon hGH and with our other product candidates, if approved, including the cost and timing of building our sales and marketing capabilities;

•	the timing, receipt, and amount of sales of, or royalties on, TransCon hGH and any future products;

•	the sales price and the availability of adequate third-party coverage and reimbursement for TransCon hGH and for our other product candidates, if approved;

•	our ability to establish and maintain strategic partnerships, licensing or other arrangements and the financial terms of such agreements;

•	our ability to collect payments which are due to us from collaboration partners (if any), which in turn is impacted by the financial standing of any such collaboration partners;

•
the progress, timing, scope, results and costs of our preclinical studies and clinical trials and manufacturing activities for our product candidates, including the ability to enroll patients in a timely manner for clinical trials;

•	the time and cost necessary to obtain regulatory approvals for our product candidates and the costs of post-marketing studies that could be required by regulatory authorities;

•	the cash requirements of any future acquisitions or discovery of product candidates;

•	the number and scope of preclinical and discovery programs that we decide to pursue or initiate;

•	the potential acquisition and in-licensing of other technologies, products or assets;

•	the time and cost necessary to respond to technological and market developments, including further development of our TransCon technologies;

•
the achievement of development, regulatory and commercial milestones resulting in the payment to us from collaboration partners of contractual milestone payments and the timing of receipt of such payments, if any;

•
our progress in the successful commercialization and
co-promotion
of TransCon hGH and of our other product candidates, if approved, and our efforts to develop and commercialize our other existing product candidates; and

•
the costs of filing, prosecuting, maintaining, defending and enforcing any patent claims and other intellectual property rights, including litigation costs and the outcome of such litigation, including costs of defending any claims of infringement brought by others in connection with the development, manufacture or commercialization of our product candidates.

Additional funds may not be available when we need them on terms that are acceptable to us, or at all. If adequate funds are not available to us on a timely basis, we may be required to delay, limit, scale back or cease our research and development activities, preparing for potential commercialization, preclinical studies and clinical trials for our product candidates for which we retain such responsibility and our establishment and maintenance of sales and marketing capabilities or other activities that may be necessary to commercialize TransCon hGH and our other product candidates.
Raising additional capital may cause dilution to our holders of shares or ADSs, restrict our operations or require us to relinquish rights to our products or product candidates on unfavorable terms to us.
We may seek additional capital through a variety of means, including through public or private equity, debt financings or other sources, including up-front
payments and milestone payments from strategic collaborations. To the extent that we raise additional capital through the issuance of convertible debt or equity securities, the ownership interest of our shareholders and ADS holders would be diluted, and the terms may include liquidation or other preferences that adversely affect the rights of our shareholders and ADS holders. Such financing may result in dilution to holders of shares or ADSs, imposition of debt covenants and repayment obligations, or other restrictions that may affect our business. If we raise additional funds through up-front
payments or milestone payments pursuant to strategic partnerships with third-parties, we may have to relinquish valuable rights to our products or product candidates, or grant licenses on terms that are not favorable to us. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans.
Risks Related to Our Business
We are substantially dependent on the success of TransCon hGH and our other product candidates, which may not be successful in nonclinical studies or clinical trials, receive regulatory approval or be successfully commercialized.
To date, we have invested a significant amount of our efforts and financial resources in the research and development of our current product candidates utilizing our proprietary TransCon technologies and in the commercialization of TransCon hGH. Our near-term prospects, including the extent of revenue from commercial product sales, will depend heavily on our successful development and commercialization of TransCon hGH and of our other product candidates, if approved. The clinical and commercial success of TransCon hGH and our other product candidates and our TransCon technologies will depend on a number of factors, including the following:

•	the outcome and successful execution of our ongoing and planned clinical trials of TransCon hGH and our other product candidates;

•	our ability and that of any collaboration partners to establish and maintain commercial-scale manufacturing processes for our products, product candidates and device components;

•
whether our product candidates’ safety, purity, potency, tolerability and/or efficacy profiles will be satisfactory to the European Medicines Agency (“EMA”), the FDA and similar regulatory authorities to warrant marketing approval;

•	whether the EMA, the FDA or similar regulatory authorities will require additional clinical trials prior to approving our product candidates, if ever;

•	the prevalence and severity of adverse side effects of TransCon hGH and our other product candidates;

•	the occurrence of adverse events that implicate the TransCon technologies, including among any out-licensed product candidates;

•	the timely receipt of necessary marketing authorizations or certifications for our product candidates and associated device components from the FDA, similar regulatory authorities and notified bodies;

•
our ability and that of any collaboration partners to successfully commercialize TransCon hGH or to commercialize our other product candidates, if approved for marketing and sale by the FDA or similar regulatory authorities, including educating physicians and patients about the benefits, administration and use of such products;

•	achieving and maintaining compliance with all applicable regulatory requirements;

•	acceptance of TransCon hGH, or our other product candidates, if approved, as safe and effective by patients and the medical community;

•
acceptance of the device components of our combination products and combination product candidates, if approved, including the TransCon hGH auto-injector and the TransCon PTH drug delivery device and associated Bluetooth connectivity features, by patients and the medical community;

•	the availability, perceived advantages, relative cost, relative safety and relative efficacy of alternative and competing treatments;

•	obtaining and sustaining an adequate level of coverage and reimbursement for TransCon hGH and our other product candidates by third-party payors;

•	the effectiveness of our and any collaboration partners’ marketing, sales and distribution strategies and operations;

•
our ability and that of any collaboration partners, or any third-party manufacturer we contract with, to manufacture supplies of TransCon hGH and/or our other product candidates and to develop, validate and maintain commercially viable manufacturing processes that are compliant with current good manufacturing practice, or cGMP, or similar requirements;

•	enforcing intellectual property rights in and to TransCon hGH and our other product candidates;

•
avoiding third-party interference, opposition, derivation or similar proceedings with respect to our patent rights, and avoiding other challenges to our patent rights and patent infringement claims; and

•	continued acceptable safety profiles of TransCon hGH and of our other product candidates following any potential approval.
Many of these factors are beyond our control, including clinical development, the regulatory submission process, potential threats to our intellectual property rights and the manufacturing, marketing and sales efforts of any collaboration partners.
We cannot be certain that TransCon hGH will be successfully commercialized or approved in other jurisdictions and we cannot be certain that any of our other product candidates will ever be approved or successfully commercialized, or that we will ever generate revenue from sales of such other product candidates. If we are not successful in completing the development of, obtaining approval for, and commercializing our product candidates, or are significantly delayed in doing so, our business will be harmed.
Clinical drug development involves a lengthy and expensive process with uncertain outcomes, and we may encounter substantial delays in our clinical studies. Furthermore, results of earlier studies and trials may not be predictive of results of future trials.
Before obtaining marketing approval from regulatory authorities for the sale of any product candidates, we must conduct extensive clinical studies to demonstrate the safety, purity, potency and/or efficacy of the product candidates in humans. Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process; the results of preclinical and clinical studies of our product candidates may not be predictive of the results of later-stage clinical trials. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy despite having progressed through preclinical studies and initial clinical trials. A number of companies in the pharmaceutical, biopharmaceutical and biotechnology industries have suffered significant setbacks in advanced clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier studies, and we cannot be certain that we will not face similar setbacks. Even if our clinical trials are completed, the results may not be sufficient to obtain regulatory approval for our product candidates.
We may experience delays or setbacks in our ongoing clinical trials, and we do not know whether future clinical trials will begin on time, need to be redesigned, enroll an adequate number of patients on time or be completed on schedule, if at all. Clinical trials can be delayed or terminated for a variety of reasons, including delay or failure to:

•	generate sufficient preclinical, toxicology, or other in vivo or in vitro data to support the initiation or continuation of clinical trials;

•	reach consensus with regulatory authorities on study design or implementation of the clinical trials and/or obtain regulatory authorization to commence a trial;

•
reach agreement on acceptable terms with prospective contract research organizations (“CROs”) and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	identify, recruit and train suitable clinical investigators;

•	obtain institutional review board (“IRB”) or ethics committee approval at each site;

•	manufacture, test, release, validate or import sufficient quantities of drug product for use in a trial;

•	recruit, screen and enroll suitable patients to participate in a trial;

•	have patients complete a trial or return for post-treatment follow-up;

•	ensure that clinical sites observe trial protocol or continue to participate in a trial;

•	address any patient safety concerns that arise during the course of a trial;

•	address any conflicts with new or existing laws or regulations; or

•	initiate or add a sufficient number of clinical trial sites.
The
COVID-19
pandemic has had, and may continue to have an evolving impact on the conduct of clinical trials of investigational therapeutic candidates, and any challenges which may arise, for example, from quarantines, site closures, travel limitations, interruptions to the supply chain for our product candidates, or other considerations if site personnel or trial subjects become infected with
COVID-19,
which may lead to difficulties in meeting protocol-specified procedures, including administering or using the product candidate or adhering to protocol-mandated visits and laboratory/diagnostic testing, unavoidable protocol deviations due to
COVID-19
illness and/or
COVID-19
control measures, which will likely vary depending on many factors, including the nature of disease under study, the trial design, and in what region(s) the study is being conducted.
Patient enrollment is a significant factor in the timing of clinical trials and is affected by many factors, including the size and nature of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the trial, the design of the clinical trial, competing clinical trials and clinicians’ and patients’ perceptions as to the potential advantages of the drug being studied in relation to other available therapies, including any new drugs or treatments that may be approved for the indications we are investigating. In addition, our Phase 3 foresiGHt Trial includes clinical sites located in Ukraine, and the recent invasion of Ukraine has impacted and may further impact our ability to enroll patients at those clinical sites or collect data from patients who are already enrolled at those clinical sites. We will continue to closely monitor the rapidly evolving geopolitical situation in Ukraine and Russia and its impact on our clinical trial operations and timelines.
We could also encounter delays if a clinical trial is suspended or terminated by us for a product candidate, by the IRBs of the institutions in which such trials are being conducted, by an independent data safety monitoring board (“DSMB”), for such trial or by the FDA or similar regulatory authorities. Such authorities, or we, may suspend or terminate a clinical trial due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA or similar regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a drug, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial.
Further, we are conducting, and plan to conduct, clinical trials in sites outside of the United States. Conducting clinical trials in foreign countries presents additional risks that may delay completion of clinical trials. These risks include the failure of physicians or enrolled patients in foreign countries to adhere to clinical protocol as a result of differences in healthcare services or cultural customs, managing additional administrative burdens associated with foreign regulatory schemes, as well as political and economic risks relevant to such foreign countries. In addition, the EMA or the FDA may determine that the clinical trial results obtained in foreign subjects do not establish the safety, purity, potency and/or efficacy of a product candidate when administered in EU or U.S. patients, and are thus not supportive of an application for a marketing authorization in the EU or of a New Drug Application (“NDA”), or Biologics License Application (“BLA”), approval in the United States. As a result, the EMA or the FDA may not accept data from clinical trials conducted outside the EU or the United States, respectively, and may require that we conduct additional clinical trials or obtain additional data before we can submit an NDA or BLA in the United States or a Marketing Authorization Application (“MAA”) in the EU. The EMA or the FDA may even require conducting additional clinical trials in the EU or the United States, respectively.
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
In addition, the FDA’s and other regulatory authorities’ policies with respect to clinical trials may change and additional government regulations may be enacted. For instance, the regulatory landscape related to clinical trials in the EU recently evolved. The EU Clinical Trials Regulation (“CTR”) which was adopted in April 2014 and repeals the EU Clinical Trials Directive, became applicable on January 31, 2022. While the Clinical Trials Directive required a separate clinical trial application (“CTA”) to be submitted in each member state, to both the competent national health authority and an independent ethics committee, the CTR introduces a centralized process and only requires the submission of a single application to all member states concerned. The CTR allows sponsors to make a single submission to both the competent authority and an ethics committee in each member state, leading to a single decision per member state. The assessment procedure of the CTA has been harmonized as well, including a joint assessment by all member states concerned, and a separate assessment by each member state with respect to specific requirements related to its own territory, including ethics rules. Each member state’s decision is communicated to the sponsor via the centralized EU portal. Once the CTA is approved, clinical study development may proceed. The CTR foresees a three-year transition period. The extent to which ongoing and new clinical trials will be governed by the CTR varies. For clinical trials whose CTA was made under the Clinical Trials Directive before January 31, 2022, the Clinical Trials Directive will continue to apply on a transitional basis for three years. Additionally, sponsors may still choose to submit a CTA under either the Clinical Trials Directive or the CTR until January 31, 2023 and, if authorized, those will be governed by the Clinical Trials Directive until January 31, 2025. By that date, all ongoing trials will become subject to the provisions of the CTR. Compliance with the CTR requirements by us and our third-party service providers, such as CROs, may impact our developments plans.
It is currently unclear to what extent the UK will seek to align its regulations with the EU. The UK regulatory framework in relation to clinical trials is derived from existing EU legislation (as implemented into UK law, through secondary legislation). On January 17, 2022, the UK Medicines and Healthcare products Regulatory Agency (“MHRA”) launched an eight-week consultation on reframing the UK legislation for clinical trials. The consultation closes on March 14, 2022 and aims to streamline clinical trials approvals, enable innovation, enhance clinical trials transparency, enable greater risk proportionality, and promote patient and public involvement in clinical trials. The outcome of the consultation will be closely watched and will determine whether the UK chooses to align with the regulation or diverge from it to maintain regulatory flexibility. A decision by the UK not to closely align its regulations with the new approach that will be adopted in the EU may have an effect on the cost of conducting clinical trials in the UK as opposed to other countries and/or make it harder to seek a marketing authorization in the EU for our product candidates on the basis of clinical trials conducted in the UK.
If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies governing clinical trials, our development plans may be adversely impacted.
Certain of our product candidates are in various stages of preclinical development and we may not be successful in our efforts to successfully develop these products or expand our pipeline of product candidates.
A key element of our strategy is to expand our pipeline of product candidates utilizing our proprietary TransCon technologies, and to advance such product candidates through clinical development. Certain of our product candidates are in preclinical development and may require significant time and additional research and development before we can submit INDs or equivalent foreign regulatory applications to regulatory authorities to begin clinical studies. Of the large number of drugs and biologics in development, only a small percentage of such drugs successfully complete the EMA or FDA regulatory approval process and are commercialized. Accordingly, even if we are able to continue to fund such development programs, our product candidates may not be advanced to clinical studies or be successfully developed or commercialized. In addition, our preclinical product candidates may not demonstrate the advantages we expect from application of our TransCon technologies in preclinical studies. In such event, we may decide not to progress any such product candidates into clinical trials.
Research programs to identify product candidates require substantial technical, financial and human resources, whether or not any product candidates are ultimately identified. Although our research and development efforts to date have resulted in several development programs, we may not be able to develop product candidates that are safe, pure, potent and/or effective. Our research programs may initially show promise in identifying potential product candidates, yet fail to yield product candidates for clinical development or commercialization for many reasons, including the following:

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
Interim, “top-line” and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.
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
We have focused on research programs and product candidates within the endocrinology and oncology therapeutic areas. As a result, we may forego or delay pursuit of opportunities with other product candidates or in other therapeutic areas that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future research and development programs and product candidates for specific indications may not yield any commercially viable products. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate.
We rely on third-parties to conduct our nonclinical studies and clinical trials. If these third-parties do not successfully carry out their contractual duties or meet expected deadlines, we may be unable to obtain regulatory approval for, or commercialize, our product candidates.
We do not currently have the ability to independently conduct clinical trials or
IND-enabling
nonclinical studies. We rely on medical institutions, clinical investigators, contract laboratories, collaboration partners and other third-parties, such as CROs, to conduct clinical trials of TransCon hGH and our other product candidates. The third-parties with whom we contract for execution of our clinical trials play a significant role in the conduct of these trials and the subsequent collection and analysis of data. However, these third-parties are not our employees, and except for contractual duties and obligations, we control only certain aspects of their activities and have limited ability to control the amount or timing of resources that they devote to our programs. Although we rely on these third-parties to conduct our nonclinical studies and our clinical trials, we remain responsible for ensuring that each of our nonclinical studies and clinical trials is conducted in accordance with the applicable protocol, legal, regulatory and scientific standards and our reliance on third-parties does not relieve us of our regulatory responsibilities. We and these third-parties are required to comply with current good laboratory practices (“GLPs”), for nonclinical studies, and good clinical practices (“GCPs”), for clinical studies. GLPs and GCPs are regulations and guidelines enforced by the FDA and comparable foreign regulatory authorities for all of our products in nonclinical and clinical development, respectively. Regulatory authorities enforce GCPs through periodic inspections of trial sponsors, principal investigators and trial sites. If we or any of our third-party contractors fail to comply with applicable regulatory requirements, including GCPs, the clinical data generated in our clinical trials may be deemed unreliable and the EMA, the FDA, or similar regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot be certain that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical trials comply with GCP regulations. In addition, our clinical trials must be conducted with products produced under cGMP or similar regulations outside the United States. The failure of our contract manufacturers to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process.
The acceptance and commercial success of TransCon hGH, or any of our other product candidates, if approved, will depend, in part, upon the degree of acceptance among physicians, patients, patient advocacy groups, third-party payors and the medical community.
Even if our other product candidates obtain FDA or other regulatory approvals, and are ultimately commercialized, TransCon hGH and our other product candidates may not achieve significant market acceptance among physicians, patients, third-party payors, patient advocacy groups and the medical community. The degree of market acceptance, if any, for TransCon hGH and our other product candidates for which marketing approval is obtained will depend on a number of factors, including:

•	the safety, purity, potency and/or efficacy of the products as demonstrated in clinical trials;

•	the prevalence and severity of any side effects and overall safety profile of the product;

•	the perceived safety of the TransCon technologies;

•	the convenience and features of the auto-injector or drug delivery device used to administer the drug;

•	the clinical indications for which the product is approved;

•	acceptance by physicians, major operators of clinics and patients of the product as a safe and effective treatment and their willingness to pay for them;

•	relative convenience and ease of administration of our products;

•	the potential and perceived advantages of our product candidates over current treatment options or alternative treatments, including future alternative treatments;

•	the availability of supply of our products and their ability to meet market demand;

•	marketing and distribution support for our product candidates;

•	the quality of our relationships with patient advocacy groups; and

•	coverage and reimbursement policies of government and other third-party payors.
If TransCon hGH or our other product candidates that obtain regulatory approval do not achieve significant market acceptance or commercial success, this could harm our business, results of operations and prospects, and the value of our shares or ADSs.
Our products and product candidates may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval, limit the commercial profile of an approved label, or result in significant negative consequences following regulatory approval, if any. If any of our product candidates receives marketing approval and subsequently causes undesirable side effects, the ability to market the product candidates could be compromised.
Undesirable side effects caused by any of our approved products or product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or similar authorities. In the event that trials conducted by us or any collaboration partners, or trials we conduct with our product candidates, reveal a high and unacceptable severity and prevalence of side effects, such trials could be suspended or terminated and the FDA or similar regulatory authorities could order any collaboration partners or us to cease further development of or deny approval of our product candidates for any or all targeted indications. The drug-related side effects could affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Any of these occurrences may harm our business, financial condition and prospects significantly.
Additionally, if we successfully develop a product candidate and it receives marketing approval, the FDA could require us to adopt a Risk Evaluation and Mitigation Strategy (“REMS”) to ensure that the benefits of treatment with such product candidate outweigh the risks for each potential patient, which may include, among other things, a communication plan to health care practitioners, patient education, extensive patient monitoring or distribution systems and processes that are highly controlled, restrictive and more costly than what is typical for the industry. Foreign regulatory authorities may require us to adopt similar risk management measures.

In addition, in the event that any of our product candidates receives regulatory approval and we or others later identify undesirable side effects caused by one of our products including TransCon hGH, a number of potentially significant negative consequences could occur, including:

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

•
regulatory authorities may require additional warnings on the label, including “boxed” warnings, or issue safety alerts, Dear Healthcare Provider letters, press releases or other communications containing warnings or other safety information about the product;

•	we could be sued and held liable for harm caused to patients;

•	the product may become less competitive; and

•	our reputation may suffer.
For example, a number of adverse reactions have been reported among users of daily somatropin, and we may observe and be required report similar adverse reactions for users of SKYTROFA. This reporting may result in Dear Healthcare Provider letters or other communications containing warnings or other safety information about the product.
Any of the foregoing events could prevent us, or any collaboration partners, from achieving or maintaining market acceptance of TransCon hGH or any other product candidate, if approved, and could result in the loss of significant revenue to us, which would harm our results of operations and business.
Competition in the biotechnology and pharmaceutical industries is intense and our competitors may discover, develop or commercialize products faster or more successfully than us. If we are unable to compete effectively our business, results of operations and prospects will suffer.
The markets in which we intend to compete are undergoing, and are expected to continue to undergo, rapid and significant technological changes. TransCon hGH and some of our other product candidates are for fields in which competitive products already exist and are established. We expect competition to intensify as technological advances are made or new drugs and biotechnology products are introduced. New developments by competitors may render our TransCon hGH and our other current or future product candidates and/or technologies non-competitive,
obsolete or not economical. Our competitors’ products may be more efficacious or marketed and sold more effectively than TransCon hGH or any of our other product candidates.
We are aware of several pharmaceutical and biopharmaceutical companies that have commenced clinical studies of products or have successfully commercialized products addressing areas that we are targeting. A permanently PEGylated long-acting growth hormone developed by GeneScience Pharmaceuticals Co., Ltd. is available in China and the Somatropin Biopartners product (LB03002), is available in Korea. Novo Nordisk has received regulatory approval in the United States, Japan, and Europe of once-weekly somapacitan (brand name Sogroya) for replacement of endogenous growth hormone in adult patients with GHD. Pfizer (in collaboration with OPKO Health Inc.) has received regulatory approval of once-weekly somatrogon (brand name NGENLA) in the EU, Canada, Australia, and in Japan for pediatric GHD. In January 2022, Pfizer (in collaboration with OPKO Health) announced the FDA issued a Complete Response Letter for the Biologics License Application (“BLA”) for somatrogon. Other experimental growth hormone therapies based on permanent modification are in different stages of clinical development by various companies, including GeneScience Pharmaceuticals Co., Ltd., Genexine Inc.,
I-MAB,
and JCR Pharmaceuticals Co., Ltd. In addition,
Shire-NPS
Pharmaceuticals Inc., a Takeda company owns the rights to parathyroid hormone (brand name Natpara), a treatment for hypoparathyroidism. Parathyroid hormone was voluntarily recalled in September 2019 in the U.S. and is now only available to a limited number of patients through a Special Use Program offered by its manufacturer,
Shire-NPS
Pharmaceuticals Inc., a Takeda company. In addition, we are aware of several academic groups and companies working on making longer-acting agonists of the PTH receptor, or PTH1R. Other companies and groups are developing or commercializing therapies for hypoparathyroidism, including Chugai Pharmaceutical Co., Ltd., Entera Bio, Extend Biosciences, Massachusetts General Hospital, Amolyt Pharma, and Eli Lilly and Company. Other companies are developing therapies for achondroplasia, including BioMarin, Pfizer, QED Therapeutics and BioClin Therapeutics. BioMarin Pharmaceutical, Inc. has received regulatory approval for vosoritide (brand name VOXZOGO) in the United States and EU and is developing vosoritide for the treatment of achondroplasia, and Therachon and BioClin Therapeutics, Inc. are developing compounds for achondroplasia. Other companies are developing toll like receptor agonists for cancer immunotherapy including: Nektar Therapeutics, CureVac N.V., Seven and Eight Biopharmaceuticals Inc., Idera Pharmaceuticals, Inc., Checkmate Pharmaceuticals, Inc., Exicure, Inc., Bolt Therapeutics, Inc., and Silverback Therapeutics, Inc. In addition to product-based competition, our TransCon technologies face technology-based competition as we believe other companies are developing or evaluating enhanced drug delivery and sustained release technologies. In particular, we believe Nektar Therapeutics, OPKO Health, Inc., ProLynx LLC and Serina Therapeutics, Inc. are developing technologies that use reversible linkers and that may be competitive with our TransCon technologies.
TransCon hGH is approved by the FDA in the U.S. under the brand name SKYTROFA (lonapegsomatropin-tcgd) for the treatment of pediatric patients one year and older who weigh at least 11.5 kg (25.4 lb) and have growth failure due to inadequate secretion of endogenous growth hormone. In addition, the European Commission has granted a marketing authorization for Lonapegsomatropin Ascendis Pharma (developed under the name TransCon hGH) as a once weekly subcutaneous injection for the treatment of children and adolescents ages 3 to 18 years with growth failure due to insufficient secretion of endogenous growth hormone. However, it is also possible that our competitors will commercialize competing drugs or treatments before we can launch any other product candidates that are ultimately approved by regulatory authorities. We also anticipate that we will face increased competition in the future as new companies enter into our current and target markets.
Furthermore, to the extent we are developing TransCon product candidates that incorporate already approved drugs, we face competition from the pharmaceutical companies which are currently marketing such approved products. These pharmaceutical companies can generally be expected to seek to delay the introduction of competing products through a variety of means including:

•	filing new formulation patent applications on drugs whose original patent protection is about to expire;

•	filing an increasing number of patent applications that are more complex and costly to challenge;

•	filing suits for alleged patent infringement that automatically delay FDA or foreign regulatory authorities approval;

•	developing patented controlled-release or other “next-generation” products, which may compete with TransCon product candidates;

•	establishing exclusive contracts with third-party payors; or

•	changing product claims and product labeling.
Any one of these strategies may increase the costs and risks associated with our efforts to develop and commercialize TransCon hGH and any of our other product candidates and may delay or altogether prevent such development or commercialization.
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
With respect to TransCon hGH and any other product candidates that we successfully develop, we will face competition based on many different factors, including:

•	the safety and effectiveness of such product candidates;

•	the timing of and specific circumstances relating to regulatory approvals for these product candidates;

•	the availability and cost of manufacturing, marketing and sales capabilities;

•	the effectiveness of our marketing and sales capabilities;

•	the price of our product candidates;

•	the availability and amount of third-party reimbursement for our product candidates; and

•	the strength of our patent position.
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
Our sales and marketing efforts for TransCon hGH may not be effective and we may not be successful in our commercial efforts.
We have limited direct sales and distribution capabilities and we have only recently begun commercial sales of our first approved product, TransCon hGH, known by its brand name SKYTROFA and its international nonproprietary name lonapegsomatropin-tcgd in the United States for the treatment of pediatric patients one year and older who weigh at least 11.5 kg (25.4 lb) and have growth failure due to inadequate secretion of endogenous growth hormone. Except for our license agreements with VISEN for Greater China and certain limited sales and distribution agreements with specialty pharmacies in the U.S. for TransCon hGH, we have no sales, marketing or distribution agreements for TransCon hGH, TransCon PTH, TransCon CNP, or our other product candidates. We may enter into arrangements with third-parties to market and sell TransCon hGH and certain of our other product candidates in one or multiple geographies. We may not be able to enter into such marketing and sales arrangements with others on acceptable terms, if at all. To the extent that we enter into marketing and sales arrangements with other companies, our revenues, if any, will depend on the terms of any such arrangements and the efforts of others. These efforts may turn out not to be sufficient.
We have a newly established U.S. sales organization and, although members of this organization have extensive experience commercializing endocrinology rare disease products at other companies, we have only recently begun U.S. commercial sales of our first approved product, TransCon hGH, and there can be no assurance that we will commercialize successfully.
Factors which may affect the success of our commercialization of TransCon hGH include:

•	our ability to hire and retain required sales and marketing personnel;

•	our ability to provide sufficient training to develop and strengthen the technical expertise of our sales and marketing personnel;

•
our ability to provide required support materials and resources to our sales personnel to help them educate physicians and healthcare providers regarding TransCon hGH and its proper administration; and

•	our resources to meet and timely fulfill supply obligations to our customers.
Additionally, to commercialize any of our other product candidates, we or any collaboration partners must build and/or maintain marketing, sales, distribution, managerial and other non-technical
capabilities or make arrangements with third-parties to perform these services, and we or any collaboration partners may not be successful in doing so. If one or more of our other product candidates receives regulatory approval, we may establish a specialty sales organization with technical expertise and supporting distribution capabilities to co-promote
and/or commercialize our product candidates, which will be expensive and time consuming. As a company, we have only just begun to sell and distribute our first approved drug and there are significant risks involved in managing a sales organization, including our ability to hire, retain, and incentivize qualified individuals, generate sufficient sales leads, provide adequate training to sales and marketing personnel, comply with regulatory requirements applicable to the marketing and sale of drug products and effectively manage a geographically dispersed sales and marketing team. Any failure or delay in the development of our internal sales, marketing and distribution capabilities with respect to TransCon hGH or any other non-licensed
product candidate that we develop would adversely impact the commercialization of TransCon hGH or such other product candidate.
We may choose to work with third-parties that have direct sales forces and established distribution systems, either to augment our own sales force and distribution systems or in lieu of our own sales force and distribution systems. If we are unable to enter into such arrangements on acceptable terms or at all, we may not be able to successfully commercialize our product candidates.
Our proprietary TransCon technologies include a new approach to extending the residence time and duration of action of a variety of drug products.
Our TransCon technologies have been developed to improve the delivery of a variety of drug products. TransCon hGH is approved by the FDA in the U.S. under the brand name SKYTROFA (lonapegsomatropin-tcgd) for the treatment of pediatric patients one year and older who weigh at least 11.5 kg (25.4 lb) and have growth failure due to inadequate secretion of endogenous growth hormone. The European Commission has granted a marketing authorization for Lonapegsomatropin Ascendis Pharma (developed under the name TransCon hGH) as a once weekly subcutaneous injection for the treatment of children and adolescents ages 3 to 18 years with growth failure due to insufficient secretion of endogenous growth hormone. However, we cannot be certain that any of our other product candidates using our TransCon technologies will be deemed safe or efficacious (or that TransCon hGH will be deemed safe or effective for other indications), nor that any aspects of our TransCon technologies will yield additional product candidates that could be commercially valuable. Further, one of our two carrier systems, the use of TransCon hydrogel carrier system, has been limited in humans. As a result, our TransCon hydrogel carriers, when dosed extensively in humans, may fail to perform as we expect. Failure of any of our product candidates to be successfully developed, approved and commercialized may result in our TransCon technologies being viewed as an ineffective approach to developing drug products which would harm our business and prospects.
We apply our TransCon technologies to both approved and unapproved parent drugs to extend the life of such drugs in the body, and to enhance the overall benefit of a given therapy. Even when applied to approved parent drugs, we have generated limited clinical data on our product candidates using our systemic TransCon technologies with respect to safety and efficacy for long-term treatment in humans. The long-term safety and efficacy of our TransCon technologies and the extended life in the body of our product candidates utilizing TransCon technologies is unknown, and it is possible that our product candidates may have an increased risk of unforeseen reactions following extended treatment relative to other approved products. If extended treatment with TransCon hGH or other product candidates utilizing TransCon in our ongoing or future clinical trials results in any concerns about the safety or efficacy of our TransCon technologies, we may be unable to successfully develop or commercialize TransCon hGH or our other product candidates.
We have limited clinical data on product candidates utilizing our TransCon technologies to indicate whether they are safe or effective for long-term use in humans.
TransCon hGH and our other product candidates are designed to transiently link a parent drug molecule to select TransCon carriers via our TransCon linkers. Once injected, we believe that our prodrugs predictably release the unmodified parent drug molecule over time, thus preserving the parent drug’s original mode of action, and, we believe, the parent drug’s original safety and efficacy profile. We believe that our TransCon carriers remain bound to our TransCon linkers and that they are cleared from the body predominantly by renal filtration and biliary transport with fecal excretion. We have limited clinical data regarding utilizing the systemic TransCon technologies to indicate whether they are safe, pure, potent and/or effective for long-term use in humans, including the safety of any degradation products that may result after the TransCon carrier and TransCon linker are cleaved from the parent drug molecule. If treatment with any of our product candidates in our clinical trials results in concerns about their safety or efficacy, we and any collaboration partners may be unable to successfully develop or commercialize any or all of our TransCon technologies based on such product candidates or enter into collaborations with respect to our product candidates.
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
We rely on our collaboration partners to conduct certain clinical studies. For example, in November 2018, we announced the formation of VISEN Pharmaceuticals (“VISEN”), a company established to develop, manufacture, and commercialize our endocrinology rare disease therapy candidates in Greater China. In connection with the formation of VISEN, we granted VISEN exclusive rights to develop and commercialize our rare disease endocrinology products based on our proprietary TransCon technologies, including TransCon hGH, TransCon PTH and TransCon CNP, in Greater China for use in all human indications, subject to certain exceptions. We may also enter into collaboration agreements with other parties in the future relating to our other product candidates.
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
Regulatory authorities in some jurisdictions, including the United States, may designate drugs or biologics intended to treat relatively small patient populations as orphan drug products. Under the Orphan Drug Act, the FDA may designate a drug or biologic as an orphan drug if it is intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals in the United States, or a patient population greater than 200,000 in the United States where there is no reasonable expectation that the cost of developing the drug will be recovered from sales in the United States. In the EU, orphan designation is granted by the EC based on a scientific opinion of the EMA’s Committee for Orphan Medicinal Products. A medicinal product may be designated as orphan if its sponsor can establish that (i) the product is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition; (ii) either (a) such condition affects no more than 5 in 10,000 persons in the EU when the application is made, or (b) the product, without the benefits derived from orphan status, would not generate sufficient return in the EU to justify investment; and (iii) there exists no satisfactory method of diagnosis, prevention or treatment of such condition authorized for marketing in the EU, or if such a method exists, the medicinal product will be of significant benefit to those affected by the condition. The application for orphan designation must be submitted before the application for marketing authorization. Orphan drug designation must be requested before submitting a BLA or NDA in the United States or a MAA in the EU.
If a drug or biologic with an orphan drug designation subsequently receives the first marketing approval for the indication for which it has such designation, the drug or biologic is entitled to a period of marketing exclusivity, which precludes the FDA from approving another marketing application for the same drug or biologic for the same disease or condition for a seven year period, except in limited circumstances. If our competitors are able to obtain orphan drug exclusivity prior to us, for products that constitute the “same drug” and treat the same diseases or conditions as our product candidates, we may not be able to have competing products approved by the applicable regulatory authority for a significant period of time. The applicable period is seven years in the United States. The applicable exclusivity period is ten years in the EU, but such exclusivity period can be reduced to six years if, at the end of the fifth year, a product no longer meets the criteria for orphan designation or if the product is sufficiently profitable so that market exclusivity is no longer justified.
As part of our business strategy, we intend to pursue orphan drug designation for certain of our product candidates. For example, in June 2018, we were granted orphan drug designation by the FDA for TransCon PTH for the treatment of hypoparathyroidism, in February 2019, we were granted orphan drug designation by the FDA for TransCon CNP for the treatment of achondroplasia, and in April 2020, we were granted orphan drug designation by the FDA for TransCon hGH for the treatment of GHD. Additionally, in July 2020, we were granted orphan designation by the EC for TransCon CNP for the treatment of achondroplasia and in October 2020, we were granted orphan designation by the EC for TransCon PTH for treatment of hypoparathyroidism. In October 2019, we were granted orphan designation by the EC for TransCon hGH for GHD. In July 2021, we were granted orphan drug designation from the Japanese Ministry of Health, Labor and Welfare for TransCon PTH. However, we may be unsuccessful in obtaining orphan drug designation or orphan designation for other product candidates, and may be unable to maintain the benefits associated with orphan drug designation.
Even if we obtain orphan drug exclusivity for any of our product candidates, that exclusivity may not effectively protect those product candidates from competition because different drugs can be approved for the same condition, and orphan drug exclusivity does not prevent the FDA or foreign regulatory authorities from approving the same or a different drug in another indication. Even after an orphan drug is granted orphan exclusivity and approved, the FDA or foreign regulatory authorities can subsequently approve a later application for the same drug for the same condition before the expiration of the exclusivity period if the FDA or foreign regulatory authorities conclude that the later drug is clinically superior in that it is shown to be safer in a substantial portion of the target populations, more effective or makes a major contribution to patient care. In addition, a designated orphan drug may not receive orphan drug exclusivity if it is approved for a use that is broader than the indication for which it received orphan designation. Moreover, orphan-drug-exclusive marketing rights in the United States and in foreign jurisdictions may be lost if the FDA or foreign regulatory authorities later determine that the request for designation was materially defective or if we are unable to manufacture sufficient quantities of the product to meet the needs of patients with the rare disease or condition. Orphan drug designation neither shortens the development time or regulatory review time of a drug nor gives the drug any advantage in the regulatory review or approval process.
Any biological product for which we intend to seek approval may face competition sooner than anticipated.
The Affordable Care Act (“ACA”), includes a subtitle called the Biologics Price Competition and Innovation Act of 2009 (“BPCIA”), which created an abbreviated approval pathway for biological products that are biosimilar to or interchangeable with an
FDA-licensed
reference biological product. Under the BPCIA, an application for a biosimilar product may not be submitted to the FDA until four years following the date that the reference product was first licensed by the FDA. In addition, the approval of a biosimilar product may not be made effective by the FDA until twelve years from the date on which the reference product was first licensed. During this twelve-year period of exclusivity, another company may still market a competing version of the reference product if the FDA approves a full BLA for the competing product containing the sponsor’s own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity and potency of its product.
We believe that any of our future biological product candidates approved under a BLA should qualify for the twelve-year period of exclusivity. However, there is a risk that this exclusivity could be shortened due to Congressional action or otherwise, or that the FDA will not consider our product candidates to be reference products for competing products, potentially creating the opportunity for generic competition sooner than anticipated. Jurisdictions in addition to the United States have established abbreviated pathways for regulatory approval of biological products that are biosimilar to earlier approved reference products. For example, the EU has had an established regulatory pathway for biosimilars since 2006. Moreover, the extent to which a biosimilar, once approved, could be substituted for any one of our reference products in a way that is similar to traditional generic substitution for non-biological
products will depend on a number of marketplace and regulatory factors that are still developing.
We rely on third-parties to manufacture our preclinical and clinical drug supplies, and we rely on third-parties to produce commercial supplies of TransCon hGH and its device components.
We do not own facilities for manufacturing TransCon hGH and our other product candidates for the potential pivotal clinical studies and/or commercial manufacturing of our products and product candidates. We depend on third-parties to manufacture and provide analytical services with respect to TransCon hGH and our other product candidates and device components.
In addition, to produce the quantities necessary to meet anticipated market demand, we and/or any collaboration partners will need to secure sufficient manufacturing capacity with third-party manufacturers. For TransCon hGH, we believe we have secured agreements to provide for sufficient manufacturing capacity with third-party manufacturers; however, our estimates of market demand may be inaccurate and third-party manufacturers may fail to produce sufficient quantities on a timely basis or at all. If we and/or any collaboration partners are unable to produce TransCon hGH or our other product candidates in sufficient quantities to meet the requirements for the launch of the product or to meet future demand, our revenues and gross margins would be adversely affected. For example, public health epidemics or pandemics, such as
COVID-19
currently impacting multiple jurisdictions worldwide may impact the ability of our existing or future manufacturers to perform their obligations under our manufacturing agreements with such parties. Such failure or substantial delay could materially harm our business. To be successful, TransCon hGH and our other product candidates must be manufactured in commercial quantities in compliance with regulatory requirements and at acceptable costs. We and/or any collaboration partners will regularly need to maintain access to facilities to manufacture TransCon hGH and our other product candidates commercially. All of this will require additional funds and inspection or audits and approval by the FDA, other regulatory authorities and notified bodies with respect to the device components. If we and/or any collaboration partners are unable to establish and maintain a manufacturing capacity within our planned time and cost parameters, the development and sales of our products and product candidates as well as our business, results of operations and prospects, and the value of our shares or ADSs could be adversely affected.
We and/or any collaboration partners may encounter problems with aspects of manufacturing TransCon hGH and our other product candidates, including the following:

•	production yields;

•	quality control and assurance;

•	shortages of qualified personnel;

•	compliance with FDA and foreign regulations;

•	production costs; and

•	development of advanced manufacturing techniques and process controls.
We evaluate our options for clinical study supplies and commercial production of TransCon hGH and our other product candidates on a regular basis, which may include use of third-party manufacturers, or entering into a manufacturing joint venture relationship with a third party. We are aware of only a limited number of companies on a worldwide basis who operate manufacturing facilities in which TransCon hGH and our other our product candidates can be manufactured under cGMP regulations, a requirement for all pharmaceutical products. We cannot be certain that we will be able to contract with any of these companies on acceptable terms, if at all, all of which could harm our business, results of operations and prospects, and the value of our shares or ADSs.
In addition, we, as well as any third-party manufacturer, will be required to register such manufacturing facilities with the FDA (and have a U.S. agent for the facility, if outside the United States) and other regulatory authorities. The facilities will be subject to inspections confirming compliance with the FDA, and other regulatory authority GMPs requirements. We do not control the manufacturing process of our product candidates, and we are dependent on our contract manufacturing partners for compliance with cGMPs or similar regulations for manufacture of both active drug substances and finished drug products. If we or any third-party manufacturer fails to maintain regulatory compliance, our business, financial condition and results of operations may be harmed, and the FDA or other regulatory authorities can impose regulatory sanctions that range from a warning letter to withdrawal of approval to seeking product seizures, injunctions and, where appropriate, criminal prosecution.
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
If our contract manufacturers cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA or similar regulatory authorities, they will not be able to secure and/or maintain regulatory approval for their manufacturing facilities. In addition, we have no control over the ability of our contract manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA or a similar regulatory authority does not approve these facilities for the manufacture of TransCon hGH or our other product candidates or if it withdraws any such approval in the future, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain regulatory approval for or market TransCon hGH or our other product candidates, if approved.
We rely on our manufacturers to purchase from third-party suppliers the materials necessary to produce TransCon hGH and our other product candidates. Any significant delay or discontinuation in the supply of such materials would delay commercialization and the completion of our clinical studies and harm our business.
There are a limited number of suppliers for raw materials that we use to manufacture TransCon hGH and our other product candidates, and there may be a need to identify alternate suppliers to prevent a possible disruption of the manufacture of the materials necessary to produce TransCon hGH and our other product candidates for commercial sale and our clinical studies. We do not have any control over the process or timing of the acquisition of these raw materials by our manufacturers. Although we generally do not begin a clinical study unless we believe we have on hand, or will be able to manufacture, a sufficient supply of a product candidate to complete such study, and we currently envision that VISEN, which relies on us for clinical supply of our product candidates, would do the same, any significant delay or discontinuity in the supply of a product candidate, or the raw material components thereof, for a clinical study due to the need to replace a third-party manufacturer could considerably delay completion of our or VISEN’s clinical studies, product testing, and potential regulatory approval of our product candidates, which could harm our business and results of operations.
Any inability to obtain suppliers, including an inability to obtain, or delay in obtaining, approval of a supplier from the FDA or other regulatory authorities, would delay or prevent the clinical development and commercialization of TransCon hGH and our other product candidates.
If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit commercialization of TransCon hGH and our other product candidates.
Our business exposes us to potential product liability risks which are inherent in research and development, preclinical and clinical studies, manufacturing, marketing and use of our TransCon hGH and our other product candidates. For example, we may be sued if any product we develop allegedly causes injury or is found to be otherwise unsuitable during product testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability, and a breach of warranties. Claims could also be asserted under state consumer protection acts. Product liability claims may be expensive to defend and may result in judgements against us which are potentially punitive. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of TransCon hGH and our other product candidates. Even successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

•	decreased demand for TransCon hGH and our other product candidates;

•	injury to our reputation;

•	withdrawal of clinical trial participants;

•	costs to defend the related litigation;

•	a diversion of management’s time and our resources;

•	substantial monetary awards to trial participants or patients;

•	regulatory investigations, product recalls or withdrawals, or labeling, marketing or promotional restrictions;

•	loss of revenue; and

•	the inability to commercialize or co-promote TransCon hGH or our other product candidates.
It is generally necessary for us to secure certain levels of insurance as a condition for the conduct of clinical studies. We believe that our product liability insurance for clinical studies is sufficient to cover claims. We currently maintain liability insurance with certain specified coverage limits. We cannot be certain that the insurance policies will be sufficient to cover all claims that may be made against us. Our inability to obtain and maintain sufficient product liability insurance at an acceptable cost and scope of coverage to protect against potential product liability claims could prevent or inhibit the commercialization of any products we develop. We currently carry product liability insurance covering use in our clinical trials in the amount of $20 million in the aggregate on our primary insurance policy and $100 million in the aggregate on our excess insurance policy. Any claim that may be brought against us could result in a court judgement or settlement in an amount that is not covered, in whole or in part, by our insurance or that is in excess of the limits of our insurance coverage. Our insurance policies also have various limits, exclusions and deductibles, and given these various limits, exclusions and deductibles, we may be subject to a product liability claim for which we have no coverage. We will have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts. Moreover, in the future, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses. Product liability insurance is expensive, difficult to obtain and may not be available in the future on acceptable terms.
We will need to continue to significantly increase the size of our organization and we may have difficulties in managing our growth and expanding our operations successfully.
As of December 31, 2021, we had 639 employees worldwide, with key facilities in Denmark, Germany, and the United States. As we advance TransCon hGH and our other product candidates through the development and commercialization process, we will need to expand managerial, operational, financial, sales and marketing and other resources to manage our operations, preclinical and clinical trials, research and development activities, regulatory filings, manufacturing and supply activities, and any marketing and commercialization activities or contract with other organizations to provide these capabilities for us. As operations expand, we expect that we will need to manage additional relationships with various suppliers and other organizations. Our ability to manage our operations and growth requires us to continue to improve our operational, financial and management controls, reporting systems and procedures across a global organization. Such growth could place a strain on our administrative and operational infrastructure. We may not be able to make improvements to our management information and control systems in an efficient or timely manner and may discover deficiencies in existing systems and controls. Our management, personnel, systems and facilities currently in place may not be adequate to support this future growth. Our need to effectively execute our growth strategy requires that we either internally, together with collaboration partners or through third-party contractors, as applicable:

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
We incur significant legal, accounting and other expenses as a public company, including costs resulting from public company reporting obligations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and regulations regarding corporate governance practices. Our senior management and other personnel need to devote a substantial amount of time to ensure that we maintain compliance with all of these requirements. Moreover, the reporting requirements, rules and regulations increase our legal and financial compliance costs and make some activities more time consuming and costly. Any changes we make to comply with these obligations may not be sufficient to allow us to satisfy our obligations as a public company on a timely basis, or at all. These reporting requirements, rules and regulations, coupled with the increase in potential litigation exposure associated with being a public company, could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or board committees or to serve as members of our senior management, or to obtain certain types of insurance, including directors’ and officers’ insurance, on acceptable terms.

We are subject to Section 404 of The Sarbanes-Oxley Act of 2002 (“Section 404”), and the related rules of the Securities and Exchange Commission (“SEC”), which generally require our senior management and independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting. Section 404 requires an annual management assessment of the effectiveness of our internal control over financial reporting, and we are required to include an opinion from our independent registered public accounting firm on the effectiveness of our internal controls over financial reporting.
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
Our operating results are expected to vary significantly from period to period due to a number of factors. Many of these factors are outside of our control. These factors include:

•	the timing of regulatory approvals, if any, for our product candidates;

•	the amount and timing of revenue from product sales;

•	the initiation of intellectual property litigation by third-parties or by us;

•	the amount and timing of operating costs and capital expenditures relating to the expansion of our business operations and facilities;

•	the timing of the commencement, completion or termination of collaboration agreements;

•	the timing and amount of payments to us under collaboration agreements, if any;

•	the introduction of new products and services by us, collaboration partners or our competitors;

•	delays in preclinical testing and clinical studies;

•	changes in regulatory requirements for clinical studies;

•	costs and expenses associated with preclinical testing and clinical studies; and

•	payment of license fees for the right to use third-party proprietary rights, if any.
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
In addition, the possible abandonment of the Euro by one or more members of the European Union (“EU”) could harm our business in the future. Despite measures taken by the EU to provide funding to certain member states in financial difficulties and by a number of European countries to stabilize their economies and reduce their debt burdens, it is possible that the Euro could be abandoned in the future as a currency by countries that have adopted its use. This could lead to the re-introduction
of individual currencies in one or more EU member states. The effects on our business of a potential dissolution of the EU, the exit of one or more EU member states from the European Union or the abandonment of the Euro as a currency, are impossible to predict with certainty, and any such events could harm our business, financial condition and results of operations.
The United Kingdom’s withdrawal from the European Union may have a negative effect on global economic conditions, financial markets and our business.
The United Kingdom (“UK”) left the EU on January 31, 2020, following which existing EU legislation continued to apply in the UK during a transition period under the terms of the
EU-UK
Withdrawal Agreement. The transition period, which ended on December 31, 2020, maintained access to the EU single market and to global trade deals negotiated by the EU on behalf of its members. The transition period provided time for the UK and EU to negotiate a framework for partnership for the future, which was then crystallized in the Trade and Cooperation Agreement (“Trade and Cooperation Agreement”) which became effective on the January 1, 2021.
The long term effects of Brexit on our business in the UK, the EU and worldwide will depend on the effects of the implementation and application of the Trade and Cooperation Agreement and any other relevant agreements between the UK and the EU. EU laws which have been transposed into UK law through secondary legislation continue to be applicable as “retained EU law”. However, new legislation will not be applicable. The UK government has passed a new Medicines and Medical Devices Act 2021, which introduces delegated powers in favor of the Secretary of State or an ‘appropriate authority’ to amend or supplement existing regulations in the area of medical devices. This allows new rules to be introduced in the future by way of secondary legislation, which aims to allow flexibility in addressing regulatory gaps. There is a possibility that over time, national laws will be amended and that consequently the regulatory framework in Great Britain will diverge from that of the EU. As of January 1, 2021, the MHRA is the UK’s standalone medicines and medical devices regulator. As a result of the Northern Ireland protocol, different rules will apply in Northern Ireland than in England, Wales, and Scotland, together, Great Britain; broadly, Northern Ireland will continue to follow the EU regulatory regime, but its national competent authority will remain the MHRA.
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
We engage extensively in international operations, which include seeking marketing approval for certain of our product candidates in foreign jurisdictions. We expect that we are or will be subject to additional risks related to entering into these international business markets and relationships, including:

•	different regulatory requirements for drug approvals in foreign countries;

•	differing drug import and export rules;

•	reduced protection for intellectual property rights in foreign countries;

•	unexpected changes in tariffs, trade barriers and regulatory requirements;

•	different reimbursement systems, and different competitive drugs;

•	economic weakness, including inflation, or political instability in particular foreign economies and markets;

•	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

•	foreign taxes, including withholding of payroll taxes;

•	foreign currency fluctuations, which could result in increased operating expenses and reduced revenues, and other obligations incident to doing business in another country;

•	workforce uncertainty in countries where labor unrest is more common than in the United States;

•	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad;

•	potential liability resulting from work conducted by these distributors;

•
regulatory and compliance risks that relate to maintaining accurate information and control over sales and activities that may fall within the purview of the Foreign Corrupt Practices Act, its books and records provisions, or its anti-bribery provisions; and

•	business interruptions resulting from geopolitical actions, including war and terrorism, or natural disasters.
The manufacture of TransCon hGH and our other product candidates is dependent upon third-party manufacturers that are based in other parts of the world, including the United States, Europe, Japan and China. This manufacturing process requires that the components used in TransCon hGH and our other product candidates are transported long distances, through multiple countries, which increases the risk that issues in the global supply chain or other disruptions to the international marketplace could harm our business.
The parent drug, drug substance, drug product and other components of TransCon hGH and our other product candidates are currently acquired from certain single-source suppliers. The loss of these suppliers, or their failure to supply could materially and adversely affect our business.
Our growth hormone parent drug as well as our TransCon hGH drug substance are supplied by Fujifilm Diosynth Biotechnologies UK Limited (“Fujifilm”), pursuant to our agreement with Fujifilm. TransCon hGH drug product in vials is manufactured by Vetter Pharma Fertigung (“Vetter”), pursuant to our agreement with Vetter. TransCon hGH drug product in dual chamber cartridges is supplied by Vetter for use in our drug delivery device made by Philips Medisize A/S (formerly Medicom Innovation Partner A/S). The intermediates of our proprietary TransCon linkers are made by CARBOGEN AMCIS AG under an agreement with CARBOGEN AMCIS AG and accompanying purchase orders. For products that utilize soluble TransCon carriers, NOF Corporation (Japan) (“NOF”), supplies PEGs. Furthermore, NOF is responsible for coupling the TransCon linker used for TransCon hGH to methoxy PEG, under manufacturing agreements and accompanying purchase orders. Our PTH as well as our TransCon PTH drug substance is supplied by Bachem, Switzerland, pursuant to our agreement with Bachem. Vetter manufactures the TransCon PTH drug product in cartridges and assembles the cartridges with a drug delivery device made by Ypsomed AG. CNP drug substance is supplied by Wacker Biotech, Germany. Our TransCon CNP drug product in vials is manufactured by Vetter pursuant to our agreement with Vetter. With the exception of Lonza, who will be supplying TransCon hGH drug substance, we do not currently have any other suppliers for the drug substance, drug product or other components of our TransCon hGH, TransCon PTH and TransCon CNP, although we believe that there are alternate sources of supply that could satisfy our clinical and commercial requirements, we cannot provide assurance that identifying alternate sources and establishing relationships with such sources would not result in significant delays in the commercialization or development of TransCon hGH and our other product candidates. Additionally, we may not be able to enter into supply arrangements with alternative suppliers on commercially reasonable terms or at all. A delay in the commercialization or development of TransCon hGH or our other product candidates or having to enter into a new agreement with a different third-party on less favorable terms than we have with our current suppliers could have a material adverse impact upon on our business.
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

Our information technology systems, or those of our CROs or other contractors or consultants, may fail or suffer security breaches, which could result in a material disruption of our product development programs and other critical business functions.
Despite the implementation of security measures, our information technology systems and those of our CROs and other contractors and consultants are vulnerable to attack and damage from computer viruses and malware (e.g., ransomware), unauthorized access, natural disasters, terrorism, war, telecommunication and electrical failures, malfeasance by external or internal parties, human error (e.g., social engineering, phishing). Attacks upon information technology systems are increasing in their frequency, levels of persistence, sophistication and intensity, and are being conducted by sophisticated and organized groups and individuals with a wide range of motives and expertise. Furthermore, because the techniques used to obtain unauthorized access to, or to sabotage, systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures. We may also experience security breaches that may remain undetected for an extended period.
Even if identified, we may be unable to adequately investigate or remediate incidents or breaches due to attackers increasingly using tools and techniques that are designed to circumvent controls, to avoid detection, and to remove or obfuscate forensic evidence.
As a result of the
COVID-19
pandemic, we may also face increased cybersecurity risks due to our reliance on internet technology and the number of our employees who are working remotely, which may create additional opportunities for cybercriminals to exploit vulnerabilities.
We and certain of our service providers may from time to time be subject to cyberattacks and security incidents. While we do not believe that we have experienced any significant system failure, accident or security breach to date, if such an event were to occur and cause interruptions in our and our critical third parties’ operations, it could result in a material disruption of our programs, our operations, and ultimately, our financial results. For example, the loss of clinical trial data from completed or ongoing clinical trials for TransCon hGH or any of our other product candidates could result in delays in our regulatory approval efforts, and the loss of research data could result in delays of our research and development efforts and it would be expensive to recover or reproduce the data. To the extent that any disruption or security breach results in a loss of or damage to our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the further development of TransCon hGH or our other product candidates could be delayed.
The global pandemic caused by
COVID-19
could materially adversely impact our business, including our clinical trials, supply chain operation, regulatory timelines and commercial activities.
In December 2019, a novel strain of coronavirus,
COVID-19,
was reported to have surfaced in Wuhan, China. Since then, the
COVID-19
coronavirus has been declared by WHO to be a worldwide pandemic. As a result of the rapidly growing spread of
COVID-19
throughout the areas we operate, we may experience disruptions that could severely impact our business, clinical trials and commercialization activities, including:

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

•
limitations in employee resources that would otherwise be focused on the conduct of our clinical trials and commercialization activities, including because of sickness of employees or their families or the desire of employees to avoid contact with large groups of people;

•	delays in receiving approval from local regulatory authorities to initiate our planned clinical trials;

•	delays in clinical sites receiving the supplies and materials needed to conduct our clinical trials;

•	interruption in global storage and shipping that may affect the supply of TransCon hGH or the transport of clinical trial materials, such as comparator drugs used in certain of our clinical trials;

•	interruptions in our global supply chain with regards to clinical trials and commercial supply;

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

•	refusal of regulatory authorities to accept data from clinical trials in these affected geographies;

•	in conducting our clinical trials, suppliers may experience delays in providing necessary equipment, consumables and services, which could cause temporary delays in clinical trial activities;

•
global demand for
COVID-19
vaccines or
COVID-19
therapeutics could result in contract manufacturers not having sufficient capacity to meet scheduled manufacturing. In addition, sourcing of certain types of raw materials, consumables and equipment could result in scheduled manufacturing being delayed or postponed;

•
travel restrictions and local outbreaks of
COVID-19
could restrict authorities from performing site inspections in connection with their review procedures of marketing applications for TransCon hGH, which could potentially delay the commercial launch in areas outside of the United States; and

•
our commercial launch strategy, including for TransCon hGH, could be negatively impacted by patients not being able to see their physicians, and similarly, our commercial team not being able to meet in-person
with physicians and payors, which could both have a negative impact on the commercial launch strategy.

In addition, the pandemic has caused, and may cause further, disruption to global financial markets. This may reduce our ability to access capital on favorable terms or to access capital at all. Furthermore, sustained adverse market events (such as a recession or depression) resulting from the pandemic could materially and adversely affect our business and the price of our ADSs.
The extent to which the
COVID-19
pandemic further impacts our business and clinical trials will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the speed and extent of geographic spread of the disease, the duration of the outbreak, travel restrictions and social distancing in the affected areas, business closures or business disruptions and the effectiveness of actions taken in the affected areas to contain and treat the disease.
Natural disasters or other events beyond our control could disrupt our business and result in loss of revenue or higher expenses.
Natural disasters, terrorist activities, and other business disruptions including, but not limited to, internet security threats and violence motivated by political or social causes, could seriously harm our revenue and financial condition and increase our costs and expenses. For example, the March 2011 earthquake and tsunami in Japan and their aftermath created economic uncertainty and disrupted economic activities in Japan, including a reduction in hospital spending. Moreover, global climate change could result in certain types of natural disasters occurring more frequently or with more intense effects. Some of our corporate and operational functions, including certain of our oncology research facilities, are located in California, which has experienced both severe earthquakes and other natural disasters in the past and is vulnerable to climate change effects. For example, increasing intensity of drought throughout the state and annual periods of wildfire danger increase the probability of planned power outages in the communities where we work and live. This danger has the potential to impact our employees’ abilities to commute to work or to work from home and stay connected effectively during the
COVID-19
pandemic. We do not have multiple-site capacity for all of our operations in the event of a business disruption. Furthermore, parties in our supply chain and our customers are similarly vulnerable to natural disasters or other sudden, unforeseen, and severe adverse events. A natural disaster in any of our major markets, or an unanticipated business disruption caused, for example, by internet security threats, damage to global communication networks, or similar events, could have a material adverse impact on our business, financial condition, results of operations, or cash flows.
Risks Related to Government Regulatory and Legal Requirements
The regulatory approval processes of the EMA, the FDA and comparable authorities are lengthy, time consuming, and inherently unpredictable. If we are ultimately unable to obtain regulatory approval for our product candidates, our business will be substantially harmed.
The research, testing, manufacturing, labeling, approval, selling, import, export, marketing and distribution of drug products are subject to extensive regulation by the FDA, EU legislative bodies and other regulatory authorities in the United States, the EU and other jurisdictions, which regulations differ from country to country. We are not permitted to market any drug product in the United States until we receive marketing approval from the FDA. Equally, we are not permitted to market any drug product in the EU until we receive a marketing authorization from the EC or EU member state competent authorities.

Obtaining regulatory approval of an NDA, BLA or MAA, can be a lengthy, expensive and uncertain process. In addition, failure to comply with FDA and other applicable U.S., EU and foreign regulatory requirements may subject us to administrative or judicially imposed sanctions or other actions, including:

•	warning letters;

•	civil and criminal penalties;

•	injunctions;

•	withdrawal of regulatory approval of products;

•	product seizure or detention;

•	product recalls;

•	total or partial suspension of production; and

•	refusal to approve pending NDAs or BLAs, MAA, or supplements to approved NDAs or BLAs or extensions or variations to marketing authorizations.
Prior to obtaining approval to commercialize a drug or biological product candidate in the United States, the EU or other regions, we must demonstrate with substantial evidence from well-controlled clinical trials, and to the satisfaction of the EMA, the FDA or other similar regulatory authorities, that any drug product candidates are safe and effective for their intended uses, and that any biological product candidates are safe, pure and potent for their intended uses. The number of nonclinical studies and clinical trials that will be required for FDA, or EMA approval varies depending on the product candidate, the disease or condition that the product candidate is designed to address, and the regulations applicable to any particular product candidate. Results from nonclinical studies and clinical trials can be interpreted in different ways. Even if we believe the nonclinical or clinical data for our product candidates are promising, such data may not be sufficient to support approval by the FDA and other regulatory authorities. Administering drug or biological product candidates to humans may produce undesirable side effects, which could interrupt, delay or halt clinical trials and result in the FDA or other regulatory authorities denying approval of a product candidate for any or all targeted indications.
The time required to obtain approval by the FDA and comparable authorities is unpredictable, typically takes many years following the commencement of clinical studies, and depends upon numerous factors. The EMA, the FDA and comparable authorities have substantial discretion in the approval process and we may encounter matters with the EMA, the FDA or such comparable authorities that requires us to expend additional time and resources and delay or prevent the approval of our product candidates. For example, the FDA or EMA may require us to conduct additional studies or trials for drug or biological product candidates either prior to or post-approval, such as additional drug-drug interaction studies or safety or efficacy studies or trials, or it may object to elements of our clinical development program such as the number of subjects in our current clinical trials from the United States or Europe. In addition, approval policies, regulations or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions, which may cause delays in the approval or result in a decision not to approve an application for regulatory approval. Despite the time and expense exerted, failure can occur at any stage. Applications for our product candidates could fail to receive regulatory approval for many reasons, including but not limited to the following:

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

•
the data collected from clinical studies of our product candidates may not be sufficient to support the submission of an NDA or BLA, MAA, or other submission or to obtain regulatory approval in the United States, the EU or elsewhere;

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

•	the approval policies or regulations of the FDA or comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval.

In addition, FDA and foreign regulatory authorities may change their approval policies and new regulations may be enacted. For instance, the EU pharmaceutical legislation is currently undergoing a complete review process, in the context of the Pharmaceutical Strategy for Europe initiative, launched by the EC in November 2020. A proposal for revision of several legislative instruments related to medicinal products (potentially revising the duration of regulatory exclusivity, eligibility for expedited pathways, etc.) is expected to be adopted by the EC by the end of 2022. The proposed revisions, once they are agreed and adopted by the European Parliament and European Council (not expected before the end of 2024) may have a significant impact on the pharmaceutical industry in the long term.
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
In addition, even if we ultimately obtain approval for any product candidate, regulatory authorities may approve any of our product candidates for fewer or more limited indications than we request, may not approve the price we intend to charge for our products, may grant approval contingent on the performance of costly post-marketing clinical trials, may impose a REMS or similar risk management measures, or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. Any of the foregoing scenarios could harm the commercial prospects for our product candidates.
Additional time may be required to obtain marketing authorizations for any of our product candidates that we develop as combination products.
We are developing a pen-injector device with Ypsomed to facilitate patient administration of TransCon PTH. We anticipate that, if successfully developed, the pen-injector version of TransCon PTH would be regulated as a combination product by the FDA and other regulatory authorities. Combination products require coordination within the FDA and within comparable regulatory agencies for review of their drug and device components. For example, the FDA’s review of TransCon PTH may include the participation of both the FDA’s Center for Drug Evaluation and Research and the FDA’s Center for Devices and Radiological Health. The EU regulates medical devices and medicinal products separately, through different legislative instruments, and the applicable requirements will vary depending on the type of drug-device combination product. For instance, drug-delivery products intended to administer a medicinal product where the medicinal product and the device form a single integral product are regulated as medicinal products in the EU. In such a case, the MAA must include – where available – the results of the assessment of the conformity of the device part with the EU Medical Devices Regulation contained in the manufacturer’s EU declaration of conformity of the device or the relevant certificate issued by a notified body. If the MAA does not include the results of the conformity assessment and where for the conformity assessment of the device, if used separately, the involvement of a notified body is required, the EMA or the EU member state competent authority must require the applicant to provide a notified body opinion on the conformity of the device. By contrast, in case of drug-delivery products intended to administer a medicinal product where the device and the medicinal product do not form a single integral product (but are e.g.
co-packaged),
the medicinal product is regulated in accordance with the rules for medicinal products described above while the device part is regulated as a medical device and will have to comply with all the requirements set forth by the Medical Devices Regulation.
Although the FDA and comparable foreign agencies have or may have systems in place for the review and approval of combination products, we may experience additional delays in the development and commercialization of such product candidates due to regulatory timing constraints and uncertainties in the product development and approval process. Moreover, although we anticipate that the device component of any combination product candidates we develop will be reviewed within the usual time frames expected for the underlying drug component application, and that no separate marketing application for the device components of such product candidates will be required in the United States, the FDA or comparable regulatory authorities may delay approval or require additional studies with the device which may delay the approval of the combination product.
Even after a regulatory approval for a product candidate, we are subject to ongoing regulatory obligations and review, which may result in significant additional expenses. Additionally, TransCon hGH and any other product candidates, if approved, could be subject to labeling and other restrictions and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our products.
The governmental regulation of the development of products, including SKYTROFA (lonapegsomatropin-tcgd), and our other product candidates extend beyond clinical studies to approval required for their sale and monitoring of such products after sale. This regulation, approval and monitoring is the responsibility of numerous authorities in the United States, the EU and authorities in other territories. Following any regulatory approval of a product candidate, we, any collaboration partners and the manufacturers of our products will be subject to continuing regulatory obligations, including safety reporting requirements, regulatory oversight of product promotion and marketing, and cGMP or similar requirements. Furthermore, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion and recordkeeping for the product will be subject to extensive and ongoing regulatory requirements. These regulations cover all aspects of manufacturing, testing, quality control and recordkeeping of our products. If we or any collaboration partners or manufacturers fail to comply with applicable regulatory requirements, we may be subject to fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with cGMPs or similar requirements and GCPs for any clinical trials that we conduct post-approval. As such, we and our third-party contract manufacturers will be subject to continual review and periodic inspections to assess compliance with regulatory requirements. Accordingly, we and others with whom we work must continue to expend time, money, and effort in all areas of regulatory compliance, including manufacturing, production, and quality control. Regulatory authorities may also impose significant restrictions on a product’s indicated uses or marketing or impose ongoing requirements for potentially costly post-marketing studies. Furthermore, any new legislation addressing drug safety issues could result in delays or increased costs to assure compliance.
In addition, under the Federal Food, Drug, and Cosmetic Act, particular restrictions are placed on the distribution of human growth hormone products, including TransCon hGH. The distribution of product samples to physicians must also comply with the requirements of the Prescription Drug Marketing Act. Manufacturing facilities remain subject to FDA inspection and must continue to adhere to International Conference on Harmonisation of Technical Requirements for Registration of Pharmaceuticals for Human Use and the FDA’s cGMP requirements. Application holders must obtain FDA approval for many product and manufacturing changes, depending on the nature of the change. Sales, marketing, and scientific/educational grant programs must comply with the U.S. Anti-Kickback Statute, the False Claims Act, as amended and similar state laws. Certain payments and other transfers of value to U.S. licensed physicians (as defined under statute) and teaching hospitals must be reported under the Physician Payments Sunshine Act. Pricing and rebate programs must comply with the Medicaid Drug Rebate Program requirements of the Omnibus Budget Reconciliation Act of 1990, as amended, and the Veterans Health Care Act of 1992, as amended. If products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. All of these activities are also potentially subject to U.S. consumer protection and unfair competition laws.
We will also be required to report certain adverse reactions and production problems, if any, to the FDA or foreign regulatory authorities, and to comply with requirements concerning advertising and promotion for our products. Promotional communications with respect to prescription pharmaceutical products are subject to a variety of legal and regulatory restrictions and must be consistent with the information in the product’s approved label. As such, we may not promote our products for indications or uses for which they do not have FDA or foreign regulatory authorities approval.
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
In addition, the FDA’s and foreign regulatory authorities’ policies may change and additional government laws or regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may be subject to enforcement action and we may not achieve or sustain profitability.

Within the EU, once a marketing authorization is obtained, numerous post-approval requirements similar to the above ones also apply, and as in the United States, advertising and promotional activities for the product must be consistent with the approved summary of product characteristics and therefore off-label
promotion of medicinal products is not permitted. Furthermore, the advertising and promotion of medicinal products is also subject to laws concerning promotion of medicinal products, interactions with physicians, misleading and comparative advertising and unfair commercial practices.
Direct-to-consumer
advertising of prescription medicines is also prohibited in the EU. The requirements are regulated by both EU regulations as well as national applicable regulations.
The regulatory requirements relating to the manufacturing, testing, marketing and sale of pharmaceutical products are subject to periodic change. This may impact our development plans. Changes in the regulations governing us could increase costs and adversely affect our business.
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
The ability of the FDA and foreign regulatory authorities to review and approve new products can be affected by a variety of factors, including government budget and funding levels, statutory, regulatory, and policy changes, the FDA’s or foreign regulatory authorities’ ability to hire and retain key personnel and accept the payment of user fees, and other events that may otherwise affect the FDA’s or foreign regulatory authorities’ ability to perform routine functions. Average review times at the FDA and foreign regulatory authorities have fluctuated in recent years as a result. In addition, government funding of other government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable. Disruptions at the FDA and other agencies, such as the EMA following its relocation to Amsterdam and resulting staff changes, may also slow the time necessary for new drugs, medical devices and biologics or modifications to approved drugs, and biologics to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, over the last several years, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical FDA employees and stop critical activities.
Separately, in response to the
COVID-19
pandemic, in March 2020, the FDA announced its intention to postpone most inspections of foreign manufacturing facilities, and on March 18, 2020, the FDA temporarily postponed routine surveillance inspections of domestic manufacturing facilities. Subsequently, in July 2020, the FDA resumed certain on-site
inspections of domestic manufacturing facilities subject to a risk-based prioritization system. The FDA utilized this risk-based assessment system to assist in determining when and where it was safest to conduct prioritized domestic inspections. Additionally, on April 15, 2021, the FDA issued a guidance document in which the FDA described its plans to conduct voluntary remote interactive evaluations of certain drug manufacturing facilities and clinical research sites, among other facilities. According to the guidance, the FDA may request such remote interactive evaluations where the FDA determines that remote evaluation would be appropriate based on mission needs and travel limitations. In May 2021, the FDA outlined a detailed plan to move toward a more consistent state of inspectional operations, and in July 2021, the FDA resumed standard inspectional operations of domestic facilities. More recently, the FDA has continued to monitor and implement changes to its inspectional activities to ensure the safety of its employees and those of the firms it regulates as it adapts to the evolving
COVID-19
pandemic. Regulatory authorities outside the United States have adopted similar restrictions or other policy measures in response to the
COVID-19
pandemic. If a prolonged government shutdown occurs, or if global health concerns continue to hinder or prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews, or other regulatory activities, it could significantly impact the ability of the FDA or other regulatory authorities to timely review and process our regulatory submissions, which could have a material adverse effect on our business.
Third-party payor coverage and reimbursement status of newly-approved products is uncertain. Failure to obtain or maintain adequate coverage and reimbursement for our product candidates could limit our ability to market those products and decrease our ability to generate revenue.
The availability and adequacy of coverage and reimbursement by governmental healthcare programs such as Medicare and Medicaid, private health insurers and other third-party payors in the United States are essential for most patients to be able to afford treatments such as TransCon hGH or our other product candidates, assuming approval. Our ability to achieve acceptable levels of coverage and reimbursement for drug treatments by governmental authorities, private health insurers and other organizations will have an effect on our ability to successfully commercialize TransCon hGH, and potentially attract additional collaboration partners to invest in the development of our product candidates. We cannot be sure that adequate coverage and reimbursement in the United States, the EU or elsewhere will be available for TransCon hGH or any other product that we may develop, and any reimbursement that may become available may be decreased or eliminated in the future. Third-party payors increasingly are challenging prices charged for pharmaceutical products, medical devices and services, and many third-party payors may refuse to provide coverage and reimbursement for particular drugs when an equivalent generic drug is available. It is possible that a third-party payor may consider TransCon hGH or our other product candidates, if approved, and the generic or biosimilar parent drug as substitutable and only offer to reimburse patients for the generic drug. Even if we show improved efficacy or improved convenience of administration with TransCon hGH or our other product candidates, if approved, pricing of the existing parent drug may limit the amount we will be able to charge for such product. If reimbursement is not available or is available only at limited levels, we may not be able to successfully commercialize TransCon hGH or our other product candidates, and may not be able to obtain a satisfactory financial return on products that we may develop.
There is significant uncertainty related to the insurance coverage and reimbursement of newly approved products. In the United States, third-party payors, including private and governmental payors, such as the Medicare and Medicaid programs, play an important role in determining the extent to which new drugs, biologics and medical devices will be covered. The Medicare and Medicaid programs increasingly are used as models for how private payors and other governmental payors develop their coverage and reimbursement policies for drugs, biologics and medical devices. It is difficult to predict at this time what third-party payors will decide with respect to the coverage and reimbursement for TransCon hGH or our other product candidates.
Outside the United States, international operations are generally subject to extensive governmental price controls and other market regulations, and we believe the increasing emphasis on cost-containment initiatives in Europe, Canada, and other countries has and will continue to put pressure on the pricing and usage of TransCon hGH, and our other product candidates, if approved, and on related parent drugs. In many countries, the prices of medical products are subject to varying price control mechanisms as part of national health systems. Many countries, including the European Union member states, established complex and lengthy procedures to obtain price approvals, coverage and reimbursement. These procedures vary from country to country but are commonly initiated after grant of the related marketing authorization. Other countries allow companies to fix their own prices for medical products, but monitor and control company profits. Additional foreign price controls or other changes in pricing regulation could restrict the amount that we are able to charge for TransCon hGH or our other product candidates. Accordingly, in markets outside the United States, the reimbursement for our products may be reduced compared with the United States and may be insufficient to generate commercially reasonable revenue and profits. As an example, many EU member states review periodically their decisions concerning the pricing and reimbursement of medicinal products. The outcome of these reviews cannot be predicted and could have adverse effects on the pricing and reimbursement of our medicinal products in the EU member states.
Moreover, increasing efforts by governmental and third-party payors in the United States and abroad to cap or reduce healthcare costs may cause such organizations to limit both coverage and the level of reimbursement for new products approved and, as a result, they may not cover or provide adequate payment for TransCon hGH or our other product candidates. We expect to experience pricing pressures in connection with the sale of TransCon hGH and any of our other product candidates due to the trend toward managed healthcare, the increasing influence of health maintenance organizations, and additional legislative changes. The downward pressure on healthcare costs in general, particularly prescription drugs, medical devices and surgical procedures and other treatments, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products.
We and contract manufacturers are subject to significant regulation with respect to manufacturing TransCon hGH and our other product candidates. The manufacturing facilities on which we rely may not continue to meet regulatory requirements or may not be able to meet supply demands.
We depend on third-parties to manufacture products employing our TransCon technologies. Components of a finished therapeutic product approved for commercial sale or used in late-stage clinical studies must be manufactured in accordance with cGMP or similar requirements outside the United States. These regulations govern manufacturing processes and procedures (including record keeping) and the implementation and operation of quality systems to control and assure the quality of investigational products and products approved for sale. All entities involved in the preparation of TransCon hGH and our other product candidates for clinical studies or commercial sale, including our existing contract manufacturers for TransCon hGH and our other product candidates, are subject to extensive regulation. Manufacturing facilities are subject to pre-approval
and ongoing periodic inspection by the FDA and other corresponding governmental authorities, including unannounced inspections, and must be licensed before they can be used in commercial manufacturing of products employing our TransCon technologies. After regulatory approvals or licensure are obtained, the subsequent discovery of previously unknown manufacturing, quality control or regulatory documentation problems or failure to maintain compliance with the regulatory requirements may result in restrictions on the marketing of a product, revocation of the license, withdrawal of the product from the market, seizures, injunctions, or criminal sanctions. Poor control of production processes can lead to the introduction of contaminants or to inadvertent changes in the properties or stability of our product candidates that may not be detectable in final product testing. We or our contract manufacturers must supply all necessary documentation in support of an NDA, BLA, MAA or comparable regulatory filing on a timely basis and must adhere to cGMP or similar regulations enforced by the FDA and other regulatory authorities through their facilities inspection programs. Some of our contract manufacturers have never produced a commercially approved pharmaceutical product and therefore have not obtained the requisite regulatory authority approvals to do so. Although we oversee the contract manufacturers, we cannot control the manufacturing process of, and are completely dependent on, our contract manufacturing partners for compliance with the regulatory requirements. If these facilities do not pass a pre-approval
plant inspection, regulatory approval of the products may not be granted or may be substantially delayed until any violations are corrected to the satisfaction of the regulatory authority, if ever. In addition, we have no control over the ability of our contract manufacturers to maintain adequate quality control, quality assurance and qualified personnel.
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
If we fail to comply or are found to have failed to comply with EU, FDA and other regulations related to the promotion of our products for unapproved uses, we could be subject to criminal penalties, substantial fines or other sanctions and damage awards.
The regulations relating to the promotion of products for unapproved uses are complex and subject to substantial interpretation by the FDA and other regulatory authorities, as well as courts. Our first product SKYTROFA (lonapegsomatropin-tcgd) was approved by the

FDA on August 25, 2021 for the treatment of pediatric patients 1 year and older who weigh at least 11.5 kg and have growth failure due to inadequate secretion of endogenous growth hormone, and we are restricted from marketing SKYTROFA and any other product candidate that receives marketing approval outside of its approved labeling, also referred to as off-label
promotion. However, physicians may nevertheless lawfully prescribe an approved product to their patients in a manner that is inconsistent with the approved label, which is an off-label
use. The FDA or other government authorities may allege or find that our practices constitute prohibited promotion of TransCon hGH for unapproved uses.
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
We are exposed to the risk that our employees, independent contractors, principal investigators, CROs, consultants, vendors and collaboration partners may engage in fraudulent conduct or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or unauthorized activities that violate: (1) FDA or similar foreign regulations, including those laws that require the reporting of true, complete and accurate information to the FDA or foreign regulatory authorities; (2) manufacturing standards; (3) U.S. federal and state fraud and abuse and other healthcare laws and regulations including foreign requirements; or (4) laws that require the reporting of true and accurate financial information and data. Specifically, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. These activities also include the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. It is not always possible to identify and deter misconduct by employees and other third-parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. Additionally, we are subject to the risk that a person or government could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant civil, criminal and administrative penalties, damages, monetary fines, possible exclusion from participation in Medicare, Medicaid and other U.S. federal or non U.S. healthcare programs, imprisonment, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of our operations, any of which could adversely affect our ability to operate our business and our results of operations.
We are subject to global anti-corruption laws, including the U.S. Foreign Corrupt Practices Act, and non-compliance with such laws can subject us to criminal or civil liability and harm our business, financial condition and results of operations.
Our business activities may be subject to the Foreign Corrupt Practices Act (the “FCPA”), and similar anti-bribery or anti-corruption laws, regulations or rules of other countries in which we operate. The FCPA generally prohibits offering, promising, giving, or authorizing others to give anything of value, either directly or indirectly, to a
non-U.S.
government official in order to influence official action, or otherwise obtain or retain business. The FCPA also requires public companies to make and keep books and records that accurately and fairly reflect the transactions of the corporation and to devise and maintain an adequate system of internal accounting controls. Our business is heavily regulated and, therefore, involves significant interaction with public officials, including officials of
non-U.S.
governments. Additionally, in many other countries, the health care providers who prescribe pharmaceuticals are employed by their government, and the purchasers of pharmaceuticals are government entities; therefore, our dealings with these prescribers and purchasers are subject to regulation under the FCPA.

There is no certainty that all of our employees, agents, contractors, or collaborators, or those of our affiliates, will comply with all applicable laws and regulations, particularly given the high level of complexity of these requirements. We have adopted a code of conduct, but it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may be ineffective in controlling unknown or unmanaged risks or losses or in protecting us from allegations, governmental investigations or other actions or lawsuits stemming from a failure to comply with these requirements. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including civil or criminal fines and penalties, disgorgement of profits, injunctions and debarment from government contracts, as well as related stockholder lawsuits and other remedial measures, all of which could adversely affect our reputation, business, financial condition and results of operations. Investigations of alleged violations can also be disruptive and cause us to incur significant legal and investigatory fees.”
Our failure to comply with trade compliance and economic sanctions laws and regulations of the United States and applicable international jurisdictions could materially adversely affect our reputation and results of operations.
Our business must be conducted in compliance with applicable economic and trade sanctions laws and regulations, such as those administered and enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control, the U.S. Department of State, the U.S. Department of Commerce, the United Nations Security Council and other relevant sanctions authorities. Our global operations expose us to the risk of violating, or being accused of violating, economic and trade sanctions laws and regulations. Our failure to comply with these laws and regulations may expose us to reputational harm as well as significant penalties, including criminal fines, imprisonment, civil fines, disgorgement of profits, injunctions and debarment from government contracts, as well as other remedial measures. Investigations of alleged violations can be expensive and disruptive. Despite our compliance efforts and activities we cannot assure compliance by our employees or representatives for which we may be held responsible, and any such violation could materially adversely affect our reputation, business, financial condition and results of operations.
Failure to obtain regulatory approvals in
non-U.S.
jurisdictions would prevent us from marketing our products outside of the United States.
In order to market our products outside of the United States, we, or any potential partner, must obtain separate regulatory approvals and comply with numerous and varying regulatory requirements of other countries regarding safety and efficacy and governing, among other things, clinical trials and commercial sales, pricing and distribution of our products. The time required to obtain approval in other countries might differ from and be longer than that required to obtain FDA approval. The regulatory approval process in other countries may include all of the risks detailed in these “Risk Factors” , as well as other risks.
In the EU, medicinal products can only be commercialized after obtaining a marketing authorization. For additional information, see “Item 4 B. Information on the Company – Business Overview – Foreign Regulation.”
Outside the U.S. and the EU, approval procedures vary among countries and can involve additional clinical testing, and the time required to obtain approval may differ from that required to obtain FDA or EU approval. Clinical trials conducted in one country may not be accepted by regulatory authorities in other countries. Approval by the FDA, EC, or EU member state competent authorities does not ensure approval by regulatory authorities in other countries, and approval by one or more foreign regulatory authorities does not ensure approval by regulatory authorities in other foreign countries or by the FDA, EC, or EU member states competent authorities. However, a failure or delay in obtaining regulatory approval in one country may have a negative effect on the regulatory process in others. The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval, EC, or EU member states competent authority. We may not be able to file for regulatory approvals or to do so on a timely basis, and even if we do file, we may not receive necessary approvals to commercialize our products in any market.
We are subject to healthcare laws, regulation and enforcement; our failure to comply with these laws could harm our results of operations and financial conditions.
We are subject to healthcare, statutory and regulatory requirements and enforcement by the U.S. federal government and the states and foreign governments in which we conduct our business. The laws that affect our ability to operate include:

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

•
the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), which imposes criminal and civil liability for, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement, in connection with the delivery of, or payment for, healthcare benefits, items or services; similar to the U.S. federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

•
the U.S. federal Physician Payments Sunshine Act, which requires certain manufacturers of drugs, devices, biologics, and medical supplies to report annually to the CMS information related to payments and other transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain non-physician
practitioners (physician assistants, nurse practitioners, clinical nurse specialists, certified nurse anesthetists, anesthesiologist assistants and certified nurse midwives) and teaching hospitals, and ownership and investment interests held by physicians (as defined under statute) and their immediate family members;

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
Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. If our operations are found to be in violation of any of the laws described above or any other governmental laws and regulations that apply to us, we may be subject to significant penalties, including civil and criminal penalties, damages, fines, the curtailment or restructuring of our operations, the exclusion from participation in U.S. federal and state and/or foreign healthcare programs and imprisonment, any of which could adversely affect our ability to market our products and adversely impact our financial results.
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
As our operations and business grow, we may become subject to or affected by new or additional data protection laws and regulations and face increased scrutiny or attention from regulatory authorities. In the U.S., HIPAA imposes, among other things, certain standards relating to the privacy, security, transmission and breach reporting of individually identifiable health information. Certain states have also adopted comparable privacy and security laws and regulations, some of which may be more stringent than HIPAA. Such laws and regulations will be subject to interpretation by various courts and other governmental authorities, thus creating potentially complex compliance issues for us and our future customers and strategic partners. In addition, California enacted the California Consumer Privacy Act (“CCPA”), which went into effect on January 1, 2020. The CCPA creates individual privacy rights for California consumers and increases the privacy and security obligations of entities handling certain personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. Further, the California Privacy Rights Act (the “CPRA”) recently passed in California. The CPRA will impose additional data protection obligations on covered businesses, including additional consumer rights processes, limitations on data uses, new audit requirements for higher risk data, and opt outs for certain uses of sensitive data. It will also create a new California data protection agency authorized to issue substantive regulations and could result in increased privacy and information security enforcement. The majority of the provisions will go into effect on January 1, 2023, and additional compliance investment and potential business process changes may be required. Similar laws have passed in Virginia and Colorado, and have been proposed in other states and at the federal level, reflecting a trend toward more stringent privacy legislation in the United States. The enactment of such laws could have potentially conflicting requirements that would make compliance challenging. In the event that we are subject to or affected by HIPAA, the CCPA, the CPRA or other domestic privacy and data protection laws, any liability from failure to comply with the requirements of these laws could adversely affect our financial condition.
Even when HIPAA or a state law does not apply, according to the Federal Trade Commission (the “FTC”), violating consumers’ privacy rights or failing to take appropriate steps to keep consumers’ personal information secure may constitute unfair and/or deceptive acts or practices in violation of Section 5(a) of the Federal Trade Commission Act. The FTC expects a company’s data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business, and the cost of available tools to improve security and reduce vulnerabilities.
In Europe, the General Data Protection Regulation (the “GDPR”) imposes strict requirements for processing the personal data of individuals within the EEA, including clinical trial data. For example, the GDPR requires us to make detailed disclosures to data subjects, requires disclosure of the legal basis on which we can process personal data, makes it harder for us to obtain valid consent for processing and in other cases prevents the use of consent as legal basis for processing of personal data, requires the appointment of data protection officers when sensitive personal data, such as health data, is processed on a large scale, provides robust rights for data subjects, imposes mandatory data breach notification through the EU and EEA, imposes additional obligations on us when contracting with service providers and requires us to adopt appropriate privacy governance including policies, procedures, training and data audit. If we do not comply with our obligations under the GDPR, we could be exposed to fines of up to the greater of €20 million or up to 4% of our total global annual revenue in the event of a significant breach. In addition, we may be the subject of litigation and/or adverse publicity, which could adversely affect our business, results of operations and financial condition. The law in this area is also developing rapidly. For example, in July 2020, the Court of Justice of the EU invalidated the Privacy Shield, limiting how organizations could lawfully transfer personal data from the EEA to the U.S. Relatedly, from January 1, 2021, companies have had to comply with both the GDPR and the GDPR as incorporated into United Kingdom national law, the latter regime having the ability to separately fine up to the greater of £17.5 million or 4% of global turnover. The relationship between the United Kingdom and the European Union in relation to certain aspects of data protection law remains unclear, for example around how data can lawfully be transferred between each jurisdiction, which exposes us to further compliance risk. The European Commission has adopted an adequacy decision in favor of the United Kingdom, enabling data transfers from EU member states to the United Kingdom without additional safeguards. However, the UK adequacy decision will automatically expire in June 2025 unless the European Commission re-assesses
and renews or extends that decision.
Although we work to comply with applicable laws, regulations and standards, our contractual obligations and other legal obligations, these requirements are evolving and may be modified, interpreted and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another or other legal obligations with which we must comply. Any failure or perceived failure by us or our employees, representatives, contractors, consultants, collaborators or other third parties to comply with such requirements or adequately address privacy and security concerns, even if unfounded, could result in additional cost and liability to us, damage our reputation and adversely affect our business and results of operations. Further, we cannot assure you that our third-party service providers with access to our or our customers’, suppliers’, trial patients’, and employees’ personally identifiable and other sensitive or confidential information in relation to which we are responsible will not breach contractual obligations imposed by us, or that they will not experience data security breaches or attempts thereof, which could have a corresponding effect on our business including putting us in breach of our obligations under privacy laws and regulations and/or which could in turn adversely affect our business, results of operations and financial condition. In addition, if our practices are not consistent, or viewed as not consistent, with legal and regulatory requirements, including changes in laws, regulations and standards or new interpretations or applications of existing laws, regulations and standards, we may also become subject to audits, inquiries, whistleblower complaints, adverse media coverage, investigations, criminal or civil sanctions, all of which may harm our business, financial condition and results of operations.
Legislative or regulatory healthcare reforms in the United States and in foreign jurisdictions may make it more difficult and costly for us to obtain regulatory clearance or approval of our product candidates in the United States and in foreign jurisdictions and to produce, market and distribute our products in the United States and in foreign jurisdictions after clearance or approval is obtained.
From time to time, legislation is drafted and introduced in U.S. Congress that could significantly change the statutory provisions governing the regulatory clearance or approval, manufacture, and marketing of regulated products or the reimbursement thereof. In addition, FDA regulations and guidance are often revised or reinterpreted by the FDA in ways that may significantly affect our business. Similar risks exist in foreign jurisdictions. We cannot determine what effect changes in regulations, statutes, legal interpretation or policies, when and if promulgated, enacted or adopted may have on our business in the future. Such changes could, among other things, require:

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
In addition, the trend toward managed healthcare in the United States and the changes in health insurance programs, as well as legislative proposals to reform healthcare or reduce government insurance programs, may result in lower prices for pharmaceutical products, including TransCon hGH or any other product that may be offered by us. In addition, any future regulatory change regarding the healthcare industry or third-party coverage and reimbursement may affect demand for TransCon hGH and any other products that we may develop and could harm our sales and profitability. For example, in the United States, the ACA was enacted in 2010 with a goal of reducing the cost of healthcare and substantially changing the way healthcare is financed by both government and private insurers. The ACA, among other things, increased the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extended the rebate program to individuals enrolled in Medicaid managed care organizations, addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected, established annual fees and taxes on manufacturers of certain branded prescription drugs and medical devices, and created a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50%
point-of-sale
discounts, which, through subsequent legislative amendments, was increased to 70%, starting in 2019, off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D.
Since its enactment, there have been judicial, executive and Congressional challenges to certain provisions of, the ACA. For example, on June 17, 2021, the U.S. Supreme Court dismissed a challenge on procedural grounds that argued the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress. Thus, the ACA will remain in effect in its current form. Further, prior to the U.S. Supreme Court ruling, President Biden issued an executive order that initiated a special enrollment period for purposes of obtaining health insurance coverage through the ACA marketplace from February 15, 2021 through August 15, 2021. The executive order instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. It is unclear how other healthcare reform measures of the Biden administration will impact our business.
In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted, including reductions in Medicare payments to providers, capped at 2% per fiscal year, which went into effect on April 1, 2013. These reductions, extended by subsequent legislation will stay in effect through 2030, with the exception of a temporary suspension from May 1, 2020 through March 31, 2022, unless additional Congressional action is taken. Further, the American Taxpayer Relief Act of 2012 reduced Medicare payments to several types of providers, including hospitals, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.
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
We expect that additional U.S. local and national healthcare reform measures will be adopted within and outside the United States in the future, any of which could limit the amounts that governments will pay for healthcare products and services, which could result in reduced demand for TransCon hGH or our other product candidates or additional pricing pressures. The continuing efforts of the U.S. government, insurance companies, managed care organizations and other payors of healthcare services to contain or reduce costs of healthcare may adversely affect the demand for any drug products for which we may obtain regulatory approval, including TransCon hGH, our ability to set a price that we believe is fair for our products, our ability to obtain coverage and reimbursement approval for a product, our ability to generate revenues and achieve or maintain profitability, and the level of taxes that we are required to pay.
In the EU, similar developments may affect our ability to profitably commercialize our product candidates, if approved. In addition to continuing pressure on prices and cost containment measures, legislative developments at the EU or member state level may result in significant additional requirements or obstacles that may increase our operating costs. The delivery of healthcare in the EU, including the establishment and operation of health services and the pricing and reimbursement of medicines, is almost exclusively a matter for national, rather than EU, law and policy. National governments and health service providers have different priorities and approaches to the delivery of health care and the pricing and reimbursement of products in that context. In general, however, the healthcare budgetary constraints in most EU member states have resulted in restrictions on the pricing and reimbursement of medicines by relevant health service providers. Coupled with ever-increasing EU and national regulatory burdens on those wishing to develop and market products, this could prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities and affect our ability to commercialize our product candidates, if approved. In markets outside of the United States and EU, reimbursement and healthcare payment systems vary significantly by country, and many countries have instituted price ceilings on specific products and therapies.
In December 2021, Regulation No 2021/2282 on Health Technology Assessment (“HTA”) amending Directive 2011/24/EU, was adopted. This regulation which entered into force in January 2022 intends to boost cooperation among EU member states in assessing health technologies, including new medicinal products, and providing the basis for cooperation at the EU level for joint clinical assessments in these areas. The regulation foresees a three-year transitional period and will permit EU member states to use common HTA tools, methodologies, and procedures across the EU, working together in four main areas, including joint clinical assessment of the innovative health technologies with the most potential impact for patients, joint scientific consultations whereby developers can seek advice from HTA authorities, identification of emerging health technologies to identify promising technologies early, and continuing voluntary cooperation in other areas. Individual EU member states will continue to be responsible for assessing non-clinical
(e.g., economic, social, ethical) aspects of health technology, and making decisions on pricing and reimbursement.
Risks Related to Our Intellectual Property
If our intellectual property related to TransCon hGH or our other product candidates is not adequate, we may not be able to compete effectively in our market.
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
As of December 31, 2021, 30 patents have been issued to us in the United States, 17 of which are directed to our TransCon technologies and seven of which are directed to TransCon hGH. In addition, as of December 31, 2021, we have over 190 issued patents in jurisdictions outside of the United States, at least 100 of which are directed to our TransCon technologies, and 54 of which are directed to TransCon hGH and/or our other product candidates. For additional information, see “Item 4 B. Information on the Company – Business Overview – Intellectual Property.” We are not aware of any challenge to our issued patents, in the United States, Europe or in any other jurisdiction.
The patent application process, also known as patent prosecution, is expensive and time-consuming, and we and our current or future licensors and licensees may not be able to prepare, file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we or our current licensors, or any future licensors or licensees, will fail to identify patentable aspects of inventions made in the course of development and commercialization activities before it is too late to obtain patent protection on them. Therefore, these and any of our patents and applications may not be prosecuted and enforced in a manner consistent with the best interests of our business. It is possible that defects of form in the preparation or filing of our patents or patent applications may exist, or may arise in the future, for example with respect to proper priority claims, inventorship, although we are unaware of any such defects. If we or our current licensors or licensees, or any future licensors or licensees, fail to establish, maintain or protect such patents and other intellectual property rights, including due to the impact of the
COVID-19
pandemic on our or our licensors’ business operations, such rights may be reduced or eliminated. If our current licensors or licensees, or any future licensors or licensees, are not fully cooperative or disagree with us as to the prosecution, maintenance or enforcement of any patent rights, such patent rights could be compromised. If there are material defects in the form or preparation of our patents or patent applications, such patents or applications may be invalid and unenforceable. Any of these outcomes could impair our ability to prevent competition from third-parties, which may harm our business.

The strength of patents in the biotechnology and pharmaceutical field involves complex legal and scientific questions and can be highly uncertain. The patent applications that we own or license may fail to result in issued patents in the United States or in other countries. Even if patents do issue on such patent applications, third-parties may challenge the validity, enforceability or scope thereof, which may result in such patents being narrowed, invalidated or held unenforceable. For example, U.S. patents can be challenged by any person before the USPTO Patent Trial and Appeals Board at any time within the one-year
period following that person’s receipt of an allegation of infringement of the patents. Patents granted by the European Patent Office may be similarly opposed by any person within nine months from the publication of the grant. Similar proceedings are available in other jurisdictions, and in the United States, Europe and other jurisdictions third-parties can raise questions of validity with a patent office even before a patent has granted. Furthermore, even if they are unchallenged, our patents and patent applications may not adequately protect our intellectual property or prevent others from designing around our claims. For example, a third-party may develop a competitive product that provides therapeutic benefits similar to TransCon hGH or one or more of our other product candidates but that has a different composition that falls outside the scope of our patent protection. If the breadth or strength of protection provided by the patents and patent applications we hold or pursue with respect to TransCon hGH or our other product candidates is successfully challenged, then our ability to commercialize TransCon hGH or such other product candidates could be negatively affected, and we may face unexpected competition that could harm our business. Further, patents have a limited lifespan and patent terms may be inadequate to protect our competitive position on our product candidates for an adequate amount of time. In the United States, if all maintenance fees are paid timely, the natural expiration of a patent is generally 20 years after its first effective filing date excluding U.S. provisional patent applications. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such product candidates are commercialized. Although various extensions may be available, the life of a patent, and the protection it affords, is limited. If we encounter delays in our clinical trials, the period of time during which we could market TransCon hGH or our other product candidates under patent protection would be reduced. If we do not have sufficient patent life to protect our products, our business and results of operations will be adversely affected.
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
If we or our current licensors or licensees, or any future licensors or licensees, fail to prosecute, maintain and enforce patent protection for TransCon hGH or our other product candidates, our ability to develop and commercialize TransCon hGH or our other product candidates could be harmed and we might not be able to prevent competitors from making, using and selling competing products. This failure to properly protect the intellectual property rights relating to TransCon hGH or our other product candidates could harm our business, financial condition and operating results. Moreover, our competitors may independently develop equivalent knowledge, methods and know-how.
Even where laws provide protection, costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and the outcome of such litigation would be uncertain. If we were to initiate legal proceedings against a third-party to enforce a patent covering TransCon hGH or another product candidate, the defendant could counterclaim that our patent is invalid and/or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness or non-enablement.
Patents may be unenforceable if someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. The outcomes of proceedings involving assertions of invalidity and unenforceability are unpredictable. It is possible that prior art of which we and the patent examiner were unaware during prosecution exists, which would render our patents invalid. Moreover, it is also possible that prior art may exist that we are aware of, but that we do not believe are relevant to our current or future patents, that could nevertheless be determined to render our patents invalid. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability of our patents covering TransCon hGH or one of our other product candidates, we would lose at least part, and perhaps all, of the patent protection on TransCon hGH or such other product candidate. Such a loss of patent protection would harm our business. Moreover, our competitors could counterclaim in any suit to enforce our patents that we infringe their intellectual property. Furthermore, some of our competitors have substantially greater intellectual property portfolios, and resources, than we do.

We license intellectual property rights from third-parties. Such licenses may be subject to early termination if we fail to comply with our obligations in our licenses with third-parties, which could result in the loss of rights or technology that are material to our business.
We are or may become a party to licenses that give us rights to third-party intellectual property or technology that is necessary or useful for our business, and we may enter into additional licenses in the future. Under these license agreements, we are or may become obligated to pay the licensor fees, which may include annual license fees, milestone payments, royalties, a percentage of revenues associated with the licensed technology and a percentage of sublicensing revenue. These fees may be significant, which could make it difficult for us to achieve or maintain profitability. In addition, under certain of such agreements, we are or may become required to diligently pursue the development of products using the licensed technology. If we fail to comply with these obligations, including due to the impact of the
COVID-19
pandemic on our business operations or our use of the intellectual property licensed to us in an unauthorized manner, and fail to cure our breach within a specified period of time, the licensor may have the right to terminate the applicable license, in which event we could lose valuable rights and technology that are material to our business, harming our ability to develop, manufacture and/or commercialize our platform, TransCon hGH or our other product candidates.
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
The licensing and acquisition of third-party intellectual property rights is a competitive practice, and companies that may be more established, or have greater resources than we do, may also be pursuing strategies to license or acquire third-party intellectual property rights that we may consider necessary or attractive in order to commercialize our product candidates. More established companies may have a competitive advantage over us due to their larger size and cash resources or greater clinical development and commercialization capabilities. There can be no assurance that we will be able to successfully complete such negotiations and ultimately acquire the rights to the intellectual property surrounding the additional product candidates that we may seek to acquire. The failure to obtain or in-license
any compositions, methods of use, processes or other third-party intellectual property rights at a reasonable cost or on reasonable terms, could harm our business. If we fail to obtain licenses to necessary third-party intellectual property rights, we may need to cease use of the compositions or methods covered by such third-party intellectual property rights. Furthermore, we may need to seek to develop alternative approaches that do not infringe on such intellectual property rights which may entail additional costs and development delays, even if we were able to develop such alternatives, which may not be feasible. Even if we are able to obtain a license, it may be non-exclusive,
thereby giving our competitors access to the same technologies licensed to us. In that event, we may be required to expend significant time and resources to develop or license replacement technology.
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

If we are sued for allegedly infringing intellectual property rights of third parties, it will be costly and time consuming, and an unfavorable outcome in such litigation could harm our business.
Our commercial success depends significantly on our ability to operate without infringing, violating or misappropriating the patents and other proprietary rights of third-parties. Our own technologies may infringe, violate or misappropriate the patents or other proprietary rights of third-parties, or we may be subject to third-party claims of such infringement. Numerous U.S. and foreign issued patents and pending patent applications owned by third-parties exist in the fields in which we are developing TransCon hGH and our other product candidates. For example, we are aware of several issued patents related to auto-injection devices that may be relevant to our auto-injection device under development with Phillips-Medisize A/S (formerly Medicom Innovation Partner A/S); however, we believe that these (i) are invalid, and/or (ii) do not and will not cover our product or device. Additionally, we are aware of patents owned by a competitor that are related to CNP variants. Although we believe that these patents are not infringed by us and/or are invalid, we could be wrong in our assessment. We cannot be certain that TransCon hGH or our other product candidates will not infringe these or other existing or future patents. The scope of a patent claim is determined by an interpretation of the law, the written disclosure in a patent and the patent’s prosecution history. Our interpretation of the relevance or the scope of a patent or a pending application may be incorrect, which may negatively impact our ability to market our products. Additionally, because patent applications can take many years to issue and may be confidential for 18 months or more after filing, and because pending patent claims can be revised before issuance, there may be applications now pending which may later result in issued patents that may be infringed by the manufacture, use or sale of TransCon hGH or our other product candidates or our TransCon technologies. We may not be aware of patents that have already issued that a third-party might assert are infringed by TransCon hGH or our other product candidates. It is also possible that patents of which we are aware, but which we do not believe are relevant to TransCon hGH or our other product candidates, could nevertheless be found to be infringed by TransCon hGH or our other product candidates. Moreover, we may face patent infringement claims from non-practicing
entities that have no relevant product revenue and against whom our own patent portfolio may thus have no deterrent effect.
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
Intellectual property litigation involves many risks and uncertainties, and there is no assurance that we will prevail in any lawsuit brought against us. Third-parties making claims against us for infringement, violation or misappropriation of their intellectual property rights may seek and obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize TransCon hGH and our other product candidates. Further, if a patent infringement suit were brought against us, we could be forced to stop or delay research, development, manufacturing or sales of the product or product candidate that is the subject of the suit. Defense of these claims, regardless of their merit, would cause us to incur substantial expenses and, would be a substantial diversion of resources from our business. In the event of a successful claim of any such infringement, violation or misappropriation, we may need to obtain licenses from such third-parties and we may be prevented from pursuing product development or commercialization and/or may be required to pay damages. We cannot be certain that any licenses required under such patents or proprietary rights would be made available to us, or that any offer to license would be made available to us on commercially reasonable terms. If we cannot obtain such licenses, we may be restricted or prevented from manufacturing and selling products employing our technologies. These adverse results, if they occur, could adversely affect our business, results of operations and prospects, and the value of our shares or ADSs.
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
Competitors may infringe our intellectual property. As a result, we may be required to file infringement claims to stop third-party infringement or unauthorized use. This can be expensive, particularly for a company of our size, and time-consuming. We may not have sufficient financial or other resources to adequately conduct such litigation or proceedings and some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace. In addition, in an infringement proceeding, a court may decide that a patent of ours is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patent claims do not cover its technology or that the factors necessary to grant an injunction against an infringer are not satisfied. An adverse determination of any litigation or other proceedings could put one or more of our patents at risk of being invalidated, interpreted narrowly, or amended such that they do not cover our product candidates. Moreover, such adverse determinations could put our patent applications at risk of not issuing, or issuing with limited and potentially inadequate scope to cover TransCon hGH or our other product candidates or to prevent others from marketing similar products.
Interference, derivation or other proceedings brought at the USPTO, may be necessary to determine the priority or patentability of inventions with respect to our patent applications or those of our licensors or potential collaboration partners. Litigation or USPTO proceedings brought by us may fail or may be invoked against us by third-parties. Even if we are successful, domestic or foreign litigation or USPTO or foreign patent office proceedings may result in substantial costs and distraction to our management and scientific personnel. We may not be able, alone or with our licensors or potential collaboration partners, to prevent misappropriation of our proprietary rights, particularly in countries where the laws may not protect such rights as fully as in the United States.
Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation or other proceedings, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation or other proceedings. In addition, during the course of this kind of litigation or these kind of proceedings, there could be public announcements of the results of hearings, motions or other interim proceedings or developments or public access to related documents. If investors perceive these results to be negative, the market price for the ADSs could be significantly harmed.
Changes to the patent law in the United States and other jurisdictions could diminish the value of patents in general, thereby impairing our ability to protect our products.
As is the case with other biopharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involves both technological and legal complexity and is therefore costly, time consuming and inherently uncertain. Patent reform legislation in the United States and other countries, including the Leahy-Smith America Invents Act, or Leahy-Smith Act, signed into law on September 16, 2011, could increase those uncertainties and costs. The Leahy-Smith Act includes a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications are prosecuted, redefine prior art and provide more efficient and cost-effective avenues for competitors to challenge the validity of patents. In addition, the Leahy-Smith Act has transformed the U.S. patent system into a “first to file” system. The Leahy-Smith Act could make it more difficult to obtain patent protection for our inventions and increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could harm our business, results of operations and financial condition.
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
As of December 31, 2021, 105 of our employees work in Germany and are subject to German employment law. Ideas, developments, discoveries and inventions made by such employees are generally subject to the provisions of the German Act on Employees’ Inventions, which regulates the ownership of, and compensation for, inventions made by employees. Under this act, we face the risk that we may be required to pay additional compensation for assigned patent rights and disputes can occur between us and our employees or ex-employees
pertaining to alleged
non-adherence
to the provisions of this act that may be costly to defend and consume our management’s time and efforts whether we prevail or fail in such dispute. In addition, under the German Act on Employees’

Inventions, certain employees may have retained rights to patents they invented or co-invented
before October 2009. Although substantially all of these employees have assigned their interest in these patents to us, to the extent permitted by law, there is a risk that the compensation we provided to them may be deemed to be insufficient and we may be required under German law to increase the compensation due to such employees for the use of the patents. In those cases, where employees have not assigned their interests to us, we may need to pay compensation for the use of those patents. If we are required to pay additional compensation or face other disputes under the German Act on Employees’ Inventions, our results of operations could be adversely affected.
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
Failure to secure trademark registrations for a commercial trade name for TransCon hGH or any of our other product candidates in the United States or elsewhere could adversely affect our business.
We use various trademark rights in our business, including, Ascendis, Ascendis Pharma, TransCon and our U.S. product name SKYTROFA. A trademark application for TransCon hGH has been filed in the European Union and other countries across the globe. However, our current or future trademarks and trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks, and we may not be able to obtain trademark protection in other territories that we consider of significant importance to us. Furthermore, other than for TransCon hGH and TransCon PTH, we have not yet registered trademarks for a commercial trade name for any other of our product candidates in the United States or elsewhere. During trademark registration proceedings, our trademark applications may be rejected. Although we are given an opportunity to respond to those rejections, we may be unable to overcome such rejections. In addition, in the USPTO and in comparable agencies in many foreign jurisdictions, third-parties can oppose pending trademark applications and seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against our trademarks, and our trademarks may not survive such proceedings. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products, which could result in loss of brand recognition and could require us to devote resources to advertising and marketing our products under new brands. We may license our trademarks and trade names to third-parties, such as distributors. Though these license agreements may provide guidelines for how our trademarks and trade names may be used, a breach of these agreements or misuse of our trademarks and tradenames by our licensees may jeopardize our rights in or diminish the goodwill associated with our trademarks and trade names.
The FDA has approved the use of SKYTROFA for TransCon hGH in the United States; however, any name we propose to use with TransCon hGH or our other product candidates in the United States or any other country must be approved by the FDA, EMA or any other relevant health authority regardless of whether we have registered it, or applied to register it, as a trademark. For example, the FDA has approved the use of SKYTROFA in the United States. We have applied for the use of SKYTROFA for TransCon hGH in the European Union (EMA), however as of the date of this report, SKYTROFA is not an approved name for TransCon hGH in the European Union. The FDA as well as EMA typically conducts a review of proposed product names, including an evaluation of potential for confusion with other product names. If the FDA, EMA or any other relevant approval authority objects to any of our proposed proprietary product names, we may be required to expend significant additional resources in an effort to identify a suitable substitute name that would qualify under applicable trademark laws, not infringe the existing rights of third-parties and be acceptable to the FDA, EMA or any other relevant approval authority.
We may not be able to enforce our intellectual property rights throughout the world.
Patents are of national or regional effect, and filing, prosecuting and defending patents on TransCon hGH and our other product candidates in all countries throughout the world would be prohibitively expensive. The requirements for patentability may differ in certain countries, particularly in developing countries. Moreover, our ability to protect and enforce our intellectual property rights may be adversely affected by unforeseen changes in foreign intellectual property laws. Additionally, laws of some countries outside of the United States and Europe do not afford intellectual property protection to the same extent as the laws of the United States and Europe. For example, patents with claims directed to dry pharmaceutical formulations of TransCon hGH have issued in the United States, Europe, and other jurisdictions, but related claims were rejected in China. An initial appeal upheld the rejection. We intend to appeal this decision and vigorously advocate for the patentability of these claims. However, we may be unsuccessful, and our patent protection for TransCon hGH may expire sooner in China than in other jurisdictions. Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. The legal systems of some countries, including India, China and certain developing countries, do not favor the enforcement of patents and other intellectual property rights.

This could make it difficult for us to stop the infringement of our patents or the misappropriation of our other intellectual property rights in such countries. For example, many foreign countries have compulsory licensing laws under which a patent owner must grant licenses to third-parties. Consequently, we may not be able to prevent third-parties from practicing our inventions in certain countries outside the United States and many countries in Europe. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection, if our ability to enforce our patents to stop infringing activities is inadequate. These products may compete with our products, and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.
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
and
non-competition
agreements in connection with such previous employment. Although we try to ensure that our employees, consultants and contractors do not use the intellectual property, proprietary information, know-how
or trade secrets of others in their work for us, we may be subject to claims that we have wrongfully hired an employee from a competitor or that we or these employees, consultants and contractors have used or disclosed such third-party intellectual property, including know-how,
trade secrets or other proprietary information. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel, or access to consultants and contractors. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.
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
The failure to name the proper inventors on a patent application can result in the patents issuing thereon being unenforceable. Inventorship disputes may arise from conflicting views regarding the contributions of different individuals named as inventors, the effects of foreign laws where foreign nationals are involved in the development of the subject matter of the patent, conflicting obligations of third-parties involved in developing TransCon hGH or our other product candidates or as a result of questions regarding co-ownership
of potential joint inventions. For example, we may have inventorship disputes arise from conflicting obligations of consultants or others who are involved in developing TransCon hGH or our other product candidates. Alternatively, or additionally, we may enter into agreements to clarify the scope of our rights in such intellectual property. Litigation may be necessary to defend against these and other claims challenging inventorship. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.
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
The trading price of the ADSs has been and could continue to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. These factors include:

•	our ability to commercialize or obtain regulatory approval for TransCon hGH or our other product candidates, or delays in commercializing or obtaining regulatory approval;

•	results from, or any delays in, clinical trial programs relating to TransCon hGH or our other product candidates;

•	the effects on our business, operating results, prospects and financial condition of the worldwide COVID-19 pandemic;

•	our ability to apply our TransCon technologies to therapeutic areas other than endocrinology, including the therapeutic area of oncology;

•
announcements of regulatory approval or a complete response letter to our product candidates, or specific label indications or patient populations for use, or changes or delays in the regulatory review process;

•	announcements relating to current or future collaborations or joint ventures;

•	announcements of therapeutic innovations or new products by us or our competitors;

•	announcements regarding the parent drugs that we use in developing our product candidates;

•	adverse actions taken by regulatory authorities with respect to our clinical trials, manufacturing supply chain or sales and marketing activities;

•	changes or developments in laws or regulations applicable to TransCon hGH or our other product candidates;

•	any adverse changes to our relationship with any manufacturers or suppliers;

•	the success of our testing and clinical trials;

•	the success of our efforts to acquire, license or discover additional products or product candidates;

•	any intellectual property infringement actions in which we may become involved;

•	announcements concerning our competitors or the pharmaceutical industry in general;

•	achievement of expected product sales and profitability;

•	manufacture, supply or distribution shortages;

•	actual or anticipated fluctuations in our operating results;

•	EMA, FDA or other similar regulatory actions affecting us or our industry or other healthcare reform measures in the European Union, United States or in other markets;

•	changes in the structure of healthcare payment systems;

•	changes in financial estimates or recommendations by securities analysts;

•	trading volume of the ADSs;

•	sales or purchases of ordinary shares and/or ADSs by us, our senior management and board members, holders of the ADSs or our shareholders in the future;

•
general economic and market conditions and overall fluctuations in the United States and international equity markets, including deteriorating market conditions due to investor concerns regarding inflation and hostilities between Russia and Ukraine; and

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
We may from time to time issue additional shares or ADS at a discount from the trading price of our ADSs. As a result, our shareholders and holders of ADSs would experience immediate dilution upon the issuance of ADSs at such discount. In addition, as opportunities present themselves, we may enter into financing or similar arrangements in the future, including the issuance of debt securities, preference shares, ADSs or ordinary shares. If we issue shares or securities convertible into shares of our share capital, our ordinary shareholders and holders of ADSs would experience additional dilution and, as a result, the price of our ADSs may decline.
Sales of a substantial number of our ordinary shares or ADSs in the public market could cause the price of the ADSs to fall.
If our existing shareholders or holders of ADSs sell, or indicate an intention to sell, substantial amounts of our ordinary shares or ADSs representing our ordinary shares in the public market, the trading price of our ADSs could decline. If our outstanding warrants are exercised or ADS subject to restricted stock units vest, additional ordinary shares or ADSs may become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules and Rule 144 and Rule 701 under the Securities Act. If these additional ordinary shares or ADSs are sold, or if it is perceived that they will be sold, in the public market, the trading price of the ADSs could decline. Any sales of securities by these security holders could have a negative effect on the trading price of the ADSs.

Our principal shareholders and senior management own a significant percentage of our shares and are able to exert significant control over matters subject to shareholder approval.
As of February 1, 2022, our senior management, board members, holders of 5% or more of our share capital and their respective affiliates beneficially own approximately 70.6% of our outstanding voting securities. See “Item 7 A. Major Shareholders” for information relating to the determination of the number of shares beneficially owned by an entity or a person. As a result, these security holders have the ability either alone or voting together as a group to determine and/or significantly influence the outcome of matters submitted to our shareholders for approval, including the election and removal of board members, payment of dividends, amendments to our articles of association, including changes to our share capital or any mergers, demergers, liquidations and similar transactions. This may prevent or discourage unsolicited acquisition proposals or offers for our ordinary shares or ADSs that our shareholders or ADS holders may feel are in their best interest as a shareholder or holder of ADSs. In addition, this group of shareholders may have the ability to control our management and affairs. Such control and concentration of ownership may affect the market price of the ADSs and may discourage certain types of transactions, including those involving actual or potential change of control of us (whether through merger, consolidation, take-over or other business combination), which might otherwise have a positive effect on the market price of the ADSs.
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
The United States and Denmark currently do not have a treaty providing for the reciprocal recognition and enforcement of judgements, other than arbitration awards, in civil and commercial matters. Consequently, a final judgement for payment given by a court in the United States, whether or not predicated solely upon U.S. securities laws, would not automatically be recognized or enforceable in Denmark. To obtain a judgement which is enforceable in Denmark, the party in whose favor a final and conclusive judgement of the U.S. court has been rendered will be required to file its claim with a court of competent jurisdiction in Denmark. Such party may submit to the Danish court the final judgement rendered by the U.S. court. If and to the extent that the Danish court finds that the jurisdiction of the U.S. court has been based on grounds which are internationally acceptable and that proper legal procedures have been observed, the Danish court should, in principle, give binding effect to the judgement of the U.S. court, unless such judgement contravenes principles of public policy of Denmark. Danish courts are likely to deny the recognition and enforcement of punitive damages or other awards. Moreover, a Danish court may reduce the amount of damages granted by a U.S. court and recognize damages only to the extent that they are necessary to compensate for actual losses or damages. Enforcement and recognition of judgements of U.S. courts in Denmark are solely governed by the provisions of the Danish Administration of Justice Act.
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
As a foreign private issuer, we are not subject to U.S. proxy rules and are not subject to certain Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.
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
Our status as a “foreign private issuer” allows us to adopt International Financial Reporting Standards (“IFRS”) accounting principles, which are different than accounting principles under U.S. Generally Accepted Accounting Principles (“U.S. GAAP”).
We have adopted and presented our consolidated financial statements in accordance with IFRS as issued by the International Accounting Standards Board and as adopted by the European Union. IFRS is an internationally recognized body of accounting principles that are used by many companies outside of the United States to prepare their financial statements; and the SEC permits foreign private issuers such as our company to prepare and file their financial statements in accordance with IFRS rather than U.S. GAAP. IFRS accounting principles are different from those of U.S. GAAP, and SEC rules do not require us to provide a reconciliation of IFRS accounting principles to those of U.S. GAAP. Investors who are not familiar with IFRS may misunderstand certain information presented in our consolidated financial statements. Accordingly, we suggest that readers of our consolidated financial statements familiarize themselves with the provisions of IFRS accounting principles to better understand the differences between these two sets of principles.
As a foreign private issuer and as permitted by the listing requirements of The Nasdaq Global Select Market, we rely on certain home country governance practices rather than the corporate governance requirements of The Nasdaq Global Select Market.
As a foreign private issuer, in accordance with the listing requirements of The Nasdaq Global Select Market, we rely on home country governance requirements and certain exemptions thereunder rather than relying on the corporate governance requirements of The Nasdaq Global Select Market. For instance, the Listing Rules for The Nasdaq Stock Market, or The Nasdaq Listing Rules, for domestic U.S. issuers require listed companies to have, among other things, a majority of their board members be independent, and to have independent director oversight of executive compensation, nomination of board members and corporate governance matters. As a foreign private issuer, however, while we intend to comply with these requirements, we are permitted to follow home country practice in lieu of the above requirements. Danish law does not require that a majority of our board consist of independent directors or the implementation of a remuneration committee or nominating and corporate governance committee, and our board may thus in the future not include, or include fewer, independent directors than would be required if we were subject to The Nasdaq Listing Rules, or they may decide that it is in our interest not to have a remuneration committee or nominating and corporate governance committee, or have such committees governed by practices that would not comply with The Nasdaq Listing Rules. Since a majority of our board of directors may not consist of independent directors, if we decide to rely on the foreign private issuer exemption to The Nasdaq Listing Rules, our board’s approach may, therefore, be different from that of a board with a majority of independent directors, and as a result, the management oversight of our company could, in the future, be more limited than if we were subject to The Nasdaq Listing Rules. We intend to follow home country practice with regard to, among other things, quorum requirements generally applicable to general meetings of shareholders.
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
We qualify as a foreign private issuer and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. We may no longer be a foreign private issuer as of June 30, 2022, which would require us to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers as of January 1, 2023. To maintain our current status as a foreign private issuer, either (a) a majority of our ordinary shares or ADSs must be either directly or indirectly owned of record by non-residents
of the United States or (b) (i) a majority of our executive officers or directors may not be U.S. citizens or residents, (ii) more than 50% of our assets cannot be located in the United States and (iii) our business must not be administered principally inside the United States. If we lost this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors and members of our senior management.
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
Under Danish corporate law, except in certain limited circumstances (which require as a minimum that a proposal for inspection has been supported by a minimum of 25% of the shareholders voting and being present at a general meeting), our shareholders may not ask for an inspection of our corporate records, while under Delaware corporate law any shareholder, irrespective of the size of such shareholder’s shareholdings, may do so. Shareholders of a Danish limited liability company are also unable to initiate a derivative action, a remedy typically available to shareholders of U.S. companies, to enforce a right of our company, in case we fail to enforce such right ourselves, other than in certain cases of board member or management liability under limited circumstances. In addition, a majority of our shareholders may release a board member or manager from any claim of liability we may have, including if such board member or manager has acted in bad faith or has breached his or her duty of loyalty and only if a minority of at least 10% of the shareholders represented at the relevant general meeting have opposed the decision, may a shareholder bring a derivative action on behalf of our company. In contrast, most U.S. federal and state laws prohibit a company or its shareholders from releasing a board member from liability altogether if such board member has acted in bad faith or has breached such board member’s duty of loyalty to our company. Additionally, distribution of dividends from Danish companies to foreign companies and individuals can be eligible for non-refundable
withholding tax, and not all receiving countries allow for deduction. Also, the rights as a creditor may not be as strong under Danish insolvency law, as under U.S. law or other insolvency law, and consequently creditors may recover less in the event our company is subject to insolvency compared to a similar case including a U.S. debtor. In addition, the use of the tax asset consisting of the accumulated tax deficit requires that we are able to generate positive taxable income and can be restricted by future amendments to Danish tax law. Further, repurchases of ordinary shares or ADSs by Ascendis Pharma A/S may have adverse tax consequences to the Company or shareholders under applicable Danish law. Finally, Danish corporate law may not provide appraisal rights in the case of a business combination equivalent to those generally afforded a shareholder of a U.S. company under applicable U.S. laws. As a result of these differences between Danish corporate law and our articles of association, on the one hand, and U.S. federal and state laws, on the other hand, in certain instances, shareholders and ADS holders could receive less protection as an equity holder of our company than they would as a shareholder of a U.S. company.
Holders of our ordinary shares or ADSs may not be able to exercise their pre-emptive
subscription rights and may suffer dilution of their equity holding in the event of future issuances of our shares.
Under the Danish Companies Act, our shareholders benefit from a pre-emptive
subscription right on the issuance of ordinary shares for cash consideration only and not in the event of issuance of shares against non-cash
contribution or debt conversion. Even the shareholders’
pre-emptive
subscription rights in the event of issuances of shares against cash payment may be disapplied by a resolution of the shareholders at a general meeting of our shareholders and/or the shares or ADSs may be issued on the basis of an authorization granted to the board of directors pursuant to which the board may disapply the shareholders’
pre-emptive
subscription rights. Such shares or ADSs may be issued above, or at market value as well as by way of incorporation of available reserves (including premium). In addition, a shareholder may not be able to exercise the shareholder’s pre-emptive
right on a timely basis or at all, unless the shareholder complies with the Danish Companies Act and applicable laws in the jurisdiction in which the shareholder is resident. Furthermore, the use of pre-emptive
subscription rights in relation to future capital increases in our company can be restricted for U.S. residents according to U.S. securities law. As a result, the shareholding or holding of ADSs of such shareholders or ADS holders may be materially diluted in the event shares or ADSs are issued in the future. Shares or ADSs may be issued at a discount to market price in rights offerings provided that the resolution is approved by two-thirds
of the votes cast and the share capital represented at the general meeting and in these cases a restriction on the ability to exercise pre-emptive
rights may materially dilute the value of the ordinary shares or ADSs held by the shareholder or ADS holder in question. Rights issues may also be carried out by the board of directors according to valid authorizations in our articles of association.
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
The trading market for the ADSs may be influenced by the research and reports that industry or securities analysts publish about us or our business. If any of the analysts who cover us issue an adverse or misleading opinion regarding us, our business model, our intellectual property or performance of the ADSs, or if our commercial sales, clinical trials or operating results fail to meet the expectations of analysts, the price of the ADSs would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause the price of the ADSs or trading volume to decline.
We may be a “passive foreign investment company” for U.S. federal income tax purposes for our current taxable year and future taxable years, which could result in adverse U.S. federal income tax consequences to U.S. investors.
Under the Internal Revenue Code of 1986, as amended, the determination of passive foreign investment company, or PFIC, status is fact-specific, and generally cannot be made until after the close of the taxable year in question. Based on the market price of the ADSs and the value and composition of our income and assets, we do not believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2021. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you we will not be a PFIC for any taxable year.
A
non-U.S.
corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income for such taxable year is passive income or (2) at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. A separate determination must be made each taxable year as to whether we are a PFIC (after the close of each such taxable year). If we are a PFIC for any taxable year during which a U.S. Holder (as defined in “Taxation—Material U.S. Federal Income Tax Consequences to U.S. Holders”) holds ordinary shares or ADSs, the U.S. Holder may be subject to adverse tax consequences, including (i) the treatment of all or a portion of any gain on disposition as ordinary income, (ii) the application of an interest charge with respect to such gain and certain dividends and (iii) compliance with certain reporting requirements. Although we do not believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2021, the application of the PFIC rules is subject to uncertainty in several respects. Whether we will be a PFIC in any year depends on the composition of our income and assets, and the relative fair market value of our assets from time to time, which we expect may vary substantially over time. In addition, because the value of our assets for purposes of the asset test will generally be determined by reference to the market price of the ADSs, our PFIC status will depend in large part on the market price of the ADSs, which may fluctuate significantly. For these reasons, we cannot assure you we will not be a PFIC for any tax year. Each U.S. Holder is strongly urged to consult its tax advisor regarding these issues. See “Taxation—Material U.S. Federal Income Tax Consequences to U.S. Holders.”
If a United States person is treated as owning at least 10% of our ordinary shares or ADSs, such holder may be subject to adverse U.S. federal income tax consequences.
If a U.S. Holder (as defined in “Taxation—Material U.S. Federal Income Tax Consequences to U.S. Holders.”) is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our ordinary shares or ADSs, such U.S. Holder will be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group (if any). Because our group includes one or more U.S. subsidiaries, certain of our
non-U.S.
subsidiaries could be treated as “controlled foreign corporations” (regardless of whether we are treated as a “controlled foreign corporation”). A “United States shareholder” of a “controlled foreign corporation” may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed
income” and investments in U.S. property by “controlled foreign corporations,” regardless of whether we make any distributions. Failure to comply with these reporting obligations may subject a “United States shareholder” to significant monetary penalties and may prevent the statute of limitations from starting with respect to such shareholder’s U.S. federal income tax return for the year for which reporting was due. Further, an individual that is a “United States shareholder” with respect to a “controlled foreign corporation” generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a “United States shareholder” that is a U.S. corporation. We cannot provide any assurances that we will assist investors in determining whether any of our
non-U.S.
subsidiaries are treated as a “controlled foreign corporation” or whether such investor is treated as a “United States shareholder” with respect to any of such “controlled foreign corporations.” Further, we cannot provide any assurances that we will furnish to any “United States shareholders” information that may be necessary to comply with the aforementioned reporting and tax payment obligations. U.S. Holders should consult their tax advisors regarding the potential application of these rules to their investment in our ordinary shares or ADSs.

Item 4	Information on the Company

A.	History and Development of the Company
We were organized under the laws of the Kingdom of Denmark in September 2006 as a private limited liability company (
Anpartsselskab
, or ApS) and then transformed into a public limited liability company (
Aktieselskab
, or A/S), effective December 17, 2007. In connection with this conversion, our legal name changed from Ascendis Pharma ApS to Ascendis Pharma A/S. We commenced operations in December 2007 in connection with the acquisition of the company that invented our TransCon technologies, Complex Biosystems GmbH.
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
Overview
We are applying our innovative TransCon technologies to build a leading, fully integrated, global biopharmaceutical company and develop a pipeline of product candidates with potential best-in-class
profiles to address unmet medical needs.
Our product candidates combine our TransCon technologies with clinically validated parent drugs and pathways, with the goal of optimizing therapeutic effect and improving tolerability and convenience.
We have applied these technologies in combination with a clinically validated parent drug or pathway using our algorithm with the goal of creating product candidates with the potential to be best-in-class
in endocrinology rare diseases and oncology. In addition, we plan to apply this algorithm for product innovation and selection in new therapeutic areas. We believe our approach to product innovation may reduce the risks associated with traditional drug development, and that our TransCon technologies have been validated by non-clinical
and clinical programs completed to date.

Ascendis Algorithm for Product Innovation

When we apply our TransCon technologies to already approved drug compounds, we may benefit from established clinical safety and efficacy data, which we believe increases the probability of success compared to traditional drug development. As presented above, our algorithm for product innovation focuses on identifying indications that have an unmet medical need, have a clinically validated parent drug or pathway, are suitable to our TransCon technologies, have potential for creating a clearly differentiated product, have a potential established development pathway and have a large potentially addressable market.
We currently have one marketed product and a diversified portfolio of five product candidates in clinical development in the areas of endocrinology rare diseases and oncology. We are also evaluating additional therapeutic areas and indications.

•
First Marketed Product
– Our first marketed product is SKYTROFA
®
(lonapegsomatropin-tcgd), developed as TransCon Growth Hormone (“TransCon hGH”), which has received regulatory approval in the United States for the treatment of pediatric patients one year and older who weigh at least 11.5 kg and have growth failure due to inadequate secretion of endogenous growth hormone, also known as growth hormone deficiency (“GHD”) and which is now commercially available for prescription in the United States. TransCon hGH is also approved under the name Lonapegsomatropin Ascendis Pharma for the treatment of children and adolescents aged from 3 years up to 18 years due to insufficient endogenous growth hormone secretion in the European Union (“EU”).

•
Endocrinology Rare Disease Pipeline
– We are developing three product candidates in our endocrinology rare disease portfolio spanning seven different clinical programs. These include: TransCon hGH for pediatric GHD in Japan; TransCon hGH for adults with GHD; TransCon PTH for adult hypoparathyroidism; the last classical hormone deficiency for which complete hormone replacement has been elusive; and TransCon CNP for pediatric achondroplasia, the most common form of dwarfism. Our associate VISEN Pharmaceuticals is also developing TransCon hGH in China.

In addition, we are preparing to initiate new trials in other endocrinology rare disease indications: TransCon hGH for Turner Syndrome; TransCon PTH for pediatric hypoparathyroidism; and TransCon CNP for infants (age
0-2
years) with achondroplasia.

•
Oncology
– In oncology, we are leveraging our TransCon technologies in effort to enhance anti-tumor effects of clinically-validated parent drugs and pathways and to provide sustained modulation of tumor microenvironments and activate cytotoxic immune cells. We have initiated clinical development of two product candidates: TransCon TLR7/8 Agonist, an investigational, long-acting prodrug of resiquimod, a small molecule agonist of Toll like receptors (“TLR”) 7 and 8 for intratumoral delivery and TransCon
IL-2
ß/
g
for systemic delivery, which is designed for prolonged exposure to an
IL-2
variant that selectively activates the
IL-2Rß/
g
, with minimal binding to
IL-2Rα.
Our clinical development program for these product candidates also includes evaluation of them as a potential combination therapy.

TransCon Products and Product Candidates Pipeline

1.	Developed under the name TransCon hGH and approved under the name Lonapegsomatropin Ascendis Pharma

2.	In development in Greater China through strategic investment in VISEN Pharmaceuticals (“VISEN”)

3.	Japanese riGHt Trial

4.	Global foresiGHt Trial

5.	North American and European PaTHway Trial

6.	Japanese PaTHway Japan Trial

7.	North America, Europe, and Oceania ACcomplisH Trial

8.	transcendIT-101 Trial

9.	IL-ßelie g e Trial
We maintain an intellectual property portfolio comprising approximately 220 issued patents and approximately 495 patent applications as of December 31, 2021 with claims directed to composition of matter, process, formulation and/or methods-of-use
for our product candidates, including a product-specific device and core TransCon technologies. Other than the rights we have granted to VISEN as noted in this report, we hold worldwide rights to our TransCon technologies and owe no third-party royalty or milestone payment obligations with respect to our TransCon technologies, TransCon hGH or any of our other product candidates. While our TransCon prodrugs may incorporate already approved parent drugs, TransCon hGH and each of our other product candidates is a new molecular entity and is therefore eligible to be granted new intellectual property rights, including new composition of matter patents.
Our Strategy
Our goal is to achieve sustainable growth through multiple approaches. As outlined in our Vision 3x3*, this includes:

•	Obtain regulatory approval for three independent Endocrinology Rare Disease products

•	TransCon hGH for pediatric growth hormone deficiency**

•	TransCon PTH for adult hypoparathyroidism

•	TransCon CNP for achondroplasia

•	Grow Endocrinology Rare Disease pipeline through:

•	Global clinical reach

•	Pursuing 9 total indications, label optimization, and life cycle management

•	New endocrinology products

•	Establish global commercial presence for our Endocrinology Rare Disease area:

•	Build integrated commercial organization in North America and select European countries

•	Establish global commercial presence through partners with local expertise and infrastructure

•	Advance a high-value oncology pipeline with one investigational new drug (“IND”) or similar submission each year

•	Create a third independent therapeutic area with a diversified pipeline
* Vision 3x3 announced January 2019. ** Achieved August 2021.
We believe this approach to creating a portfolio of proprietary and clearly differentiated products and product candidates strongly supports our goal to build a fully integrated global biopharmaceutical company.
Using this approach for our endocrinology rare disease franchise, we have obtained positive clinical data for all three of our TransCon product candidates and have achieved regulatory approvals for TransCon hGH in the United States and European Union for the treatment of certain pediatric patients with GHD. We are working towards regulatory approval of two other candidates in high value indications, and are exploring label expansion opportunities. We expect our near-term therapeutic focus on endocrinology will provide important synergies and a strong foundation for building our commercial infrastructure, including expertise in endocrinology, a concentrated prescriber base, a patient-centric support system, reimbursement and payor expertise and distribution networks.
For the longer term, our aim is to utilize our product innovation algorithm to advance into new therapeutic areas and create sustainable growth through multiple approaches. We have announced oncology as our second therapeutic area of focus and intend to select a third independent therapeutic area as part of our Vision 3x3 strategic roadmap through 2025. We plan to announce our third therapeutic area of focus during the fourth quarter of 2022.
TransCon Technologies
Overview
Our TransCon technologies are designed to combine the benefits of conventional prodrug and sustained release technologies to solve the fundamental limitations seen in other approaches to extending duration of a drug’s action in the body with the goal of developing highly differentiated product candidates based on potential safety and efficacy. In addition to retaining the original mode of action of the parent drug and potentially supporting dosing frequency from daily up to six months or more, we believe that predictable release over time can improve treatment efficacy, increase the likelihood of clinical development success, and provide intellectual property benefits.
TransCon molecules have three components: a parent drug, an inert carrier that protects it, and a linker that temporarily binds the two. When bound, the carrier inactivates and shields the parent drug from clearance. When injected into the body, physiologic pH and temperature conditions initiate the release of the active, unmodified parent drug in a predictable release manner. Depending upon the type of TransCon carrier we employ, we can design our TransCon prodrugs for sustained localized or systemic delivery.

TransCon Technology Components
TransCon Carriers
Our TransCon technologies incorporate two carrier platforms that can be used for providing localized or systemic drug exposure. These biocompatible carrier platforms include our TransCon systemic carriers and our TransCon localized carriers, which are self-eliminating hydrogels. Our carriers inactivate and protect the drug through a shielding effect, which may prevent rapid excretion and degradation of the parent drug and enable benefits that include improved injection site tolerability, reduced systemic adverse effects and low immunogenicity.

•
Systemic
– Our TransCon systemic carriers are used for providing systemic drug exposure and are based on soluble compounds such as methoxy polyethylene glycol (“mPEG”), or other natural or synthetic polymers. Prodrugs created using our systemic carriers are readily absorbed into the bloodstream after administration, thus minimizing exposure of the subcutaneous tissue to active drug, which we believe may improve injection site tolerability. TransCon hGH, TransCon PTH and TransCon CNP, utilize mPEG as a carrier molecule. mPEG is widely used to improve the pharmacokinetic or pharmacodynamic properties of marketed therapeutics. Below is an illustration of our systemic carrier:

•
Localized
– Our TransCon localized carriers include TransCon hydrogels based on PEG, hyaluronic acid, or other biopolymers. TransCon hydrogel is designed to self-eliminate to soluble, biocompatible molecules after the drug payload has been released. When applied for localized delivery, the TransCon hydrogel enables the release of parent drug at high local concentrations within the target area while minimizing systemic exposure. We believe this may widen the therapeutic window for parent drugs that suffer from significant systemic side effects and toxicities, facilitating the development of highly efficacious product candidates with improved safety and tolerability profiles. Below is an illustration of our hydrogel carrier:

TransCon Linkers
Our reversible TransCon linkers are designed to enable the transient conjugation of a broad range of therapeutics, including proteins, peptides and small molecules, to our TransCon carriers. We have a large library of TransCon linkers that may be applicable to various types of parent drugs, and that can be tailored to potentially achieve half-life extension enabling daily, weekly, monthly, and half-yearly dosing, and customize the potential pharmacokinetic, or

PK, profile for each individual product candidate with the goal of optimizing the potential therapeutic effect. TransCon linkers are self-cleaving through a process called intra-molecular assisted cleavage, which causes the linker to release the unmodified parent drug. We can tailor the release properties of the linker to a given therapeutic indication and parent drug by modifying the linker structures. We believe the self-cleaving process of our linker avoids many of the shortcomings of conventional prodrug technologies, which often depend on metabolic processes, such as enzymatic degradation, to convert the prodrug into the active drug. The rate of metabolic conversion of prodrugs in these types of processes may differ between patients, and even within different tissues in the same patient. As a result, conventional prodrugs do not always offer predictable release of the parent drug. Our TransCon linkers are designed to predictably release an unmodified active parent drug at predetermined rates governed by physiological pH and temperature conditions, which are tightly regulated in the body. Consequently, we believe we can design our prodrugs to release the unmodified parent drug at predictable rates.
Parent Drugs
Our TransCon technologies are applicable across a broad range of therapeutic classes and are currently used to create potentially best-in-class
long-acting product candidates based on proteins, peptides and small molecules. By primarily focusing on biological targets that have been clinically validated, we can leverage available knowledge regarding a target’s activity. Based on this selective approach, we know what drug levels must be maintained in the body for optimal efficacy and safety, and we can design the release half-life and dosing frequency of our TransCon prodrugs to maintain these levels to achieve the desired pharmacological effect. We move a product candidate into development after it demonstrates the desired profile in non-clinical
models. Furthermore, based on the established translational relationships between preclinical animal models and clinical efficacy, we believe experimental results generated in animal models are highly predictive of clinical results and reduce the development risk of our TransCon prodrugs. This strategy is designed to reduce risk and increase productivity.
This approach has enabled us to generate a pipeline of product candidates to address significant unmet medical needs and to become potential sources of significant revenue for our company. Because our TransCon technologies leverage clinically validated parent drugs or pathways, we believe we may benefit from a higher development and regulatory success rate as compared to development of drug compounds without established biology.
TransCon Products – Endocrinology Rare Disease
TransCon Growth Hormone (hGH)
Market Opportunity in Recombinant Human Growth Hormone
GHD is a serious orphan disease that affects both children and adults. Children with GHD are characterized by short stature, metabolic and cardiovascular abnormalities, cognitive deficiencies, and poor quality of life. GHD in adults is associated with increased adiposity, or fat mass, as well as psychiatric-cognitive, cardiovascular, muscular, metabolic and skeletal abnormalities. The current standard of care for GHD is daily subcutaneous injections of somatropin, a recombinant human growth hormone (hGH). Daily therapy with hGH has been shown to increase growth in children, and improve metabolic effects, including reducing adiposity and improving cardiovascular health in both children and adults. These daily hGH therapies have been shown to be safe and well-tolerated.
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
Despite the demonstrated benefits of daily hGH therapy, many GHD patients are not adequately treated and adherence continues to be a challenge as reported in a 2021 paper published by Kaplowitz et al. in the
Journal of Managed Care and Specialty Pharmacy.
The observational retrospective cohort analysis utilized administrative claims data from two databases on over 20,000 pediatric patients with GHD. Approximately 68% of commercial patients and approximately 63% of Medicaid patients received daily growth hormone treatment, whereas approximately 32% of commercial patients and approximately 37% of Medicaid patients were untreated. In addition, mean adherence as measured by proportions of days covered which is defined as the number of days covered by any daily growth hormone prescription during the follow-up
period was approximately 60% in the commercial cohort and approximately 50% in the Medicaid cohort. Only 32% of commercial and 18% of Medicaid patients reported adherence rates greater than 80%.

Reducing injection frequency is associated with better adherence and thus may improve height velocity (“HV”) for pediatric patients experiencing poor adherence with daily hGH injections. As shown in the figure below, for patients missing two or more injections per week, there was a clinically relevant reduction in their change in HV standard deviation score (“HVSDS”) compared to high-compliance patients. A greater HVSDS indicates more rapid growth:

Figure 1. Negative impact of poor compliance on growth response
.
Patients missing two or more injections per week had a statistically significant reduction in height velocity. (Cutfield et al, 2011)
Since the introduction of hGH in 1981, a number of the world’s largest pharmaceutical companies have developed and now market daily hGH products. All currently marketed daily hGH products in the United States, Norditropin
®
(Novo Nordisk A/S), Humatrope
®
(Eli Lilly and Company), Nutropin AQ
®
(Genentech), Genotropin
®
(Pfizer Inc.), Saizen
®
(Merck Serono S.A.), Zomacton
®
(Ferring Pharmaceuticals, Inc.) and Omnitrope
®
(Sandoz GmbH), contain unmodified somatropin (hGH) and are administered by subcutaneous injections. The global market for daily hGH products is dominated by Novo Nordisk, Pfizer, Eli Lilly, Sandoz, Merck KGaA and Roche, which together account for most of the global market share.
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
Competitive Landscape for Long-Acting Growth Hormone Therapies
Since the 1990s, the pharmaceutical industry has employed various approaches to develop long-acting growth hormone products to reduce the patient burden of daily injections and increase patient compliance with the dosing regimen. These approaches generally fall into two categories: unmodified somatropin (hGH) and permanent modification of growth hormone:

•
Unmodified somatropin (hGH): Two long-acting growth hormone products using encapsulation technologies have previously received regulatory approval in U.S. and Europe and were subsequently discontinued due to commercial challenges. These include Nutropin Depot
®
, formerly marketed by Genentech, and Somatropin Biopartners, developed by LG Life Sciences and Biopartners GmbH. Nutropin Depot was approved in 1999 and later withdrawn; Somatropin Biopartners (LB03002), was approved by the European Medicines Agency (“EMA”), in 2013, and later withdrawn. We believe that the lack of market acceptance is a result of the various safety and tolerability issues that tend to arise with encapsulation technologies.

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

Novo Nordisk has received regulatory approval in the United States, Japan, and Europe of once-weekly somapacitan for replacement of endogenous growth hormone in adult patients with GHD. Novo Nordisk successfully completed a
52-week
Phase 3 trial comparing the efficacy and safety of once-weekly somapacitan with daily somatropin in children with GHD.
Pfizer (in collaboration with OPKO Health Inc.) has received regulatory approval of once-weekly somatrogon in the EU, Canada, Australia, and in Japan for pediatric GHD. In January 2022, Pfizer (in collaboration with OPKO Health) announced the FDA issued a Complete Response Letter for the Biologics License Application (“BLA”) for somatrogon.
A permanently PEGylated long-acting growth hormone developed by GeneScience Pharmaceuticals Co., Ltd. is available in China and the Somatropin Biopartners product (LB03002) is available in Korea. Other experimental growth hormone therapies based on permanent modification are in different stages of clinical development by various companies, including GeneScience Pharmaceuticals Co., Ltd., Genexine Inc.,
I-MAB,
and JCR Pharmaceuticals Co., Ltd.
Our Solution: TransCon hGH
TransCon hGH is a long-acting prodrug of somatropin (hGH) composed of an unmodified somatropin that is transiently bound to a carrier and proprietary linker. TransCon hGH is designed to maintain the same mode of action as daily therapies by releasing the same recombinant growth hormone molecule, somatropin, as used in extensively proven daily hGH therapy that is the current standard of care.
On August 25, 2021, the FDA approved TransCon hGH, known by its brand name SKYTROFA
®
(lonapegsomatropin-tcgd), for the treatment of pediatric patients one year and older who weigh at least 11.5 kg and have growth failure due to inadequate secretion of endogenous growth hormone, also known as GHD. Once-weekly SKYTROFA is the first FDA approved product that delivers somatropin, or growth hormone, by sustained release over one week.
The FDA approval of SKYTROFA (lonapegsomatropin-tcgd) was based on results from the Phase 3 heiGHt Trial, a
52-week,
global, randomized, open-label, active-controlled, parallel-group trial that compared once-weekly TransCon hGH to daily somatropin (Genotropin
®
) in 161
treatment-naïve
children with GHD. The primary endpoint was annualized height velocity (“AHV”) at 52 weeks for weekly SKYTROFA (lonapegsomatropin-tcgd) and daily hGH treatment groups. Other endpoints included adverse events, injection-site reactions, incidence of
anti-hGH
antibodies, annualized height velocity, change in height standard deviation score (“SDS”), proportion of subjects with
IGF-1
SDS (0.0 to +2.0), PK/PD in subjects < 3 years, and preference for and satisfaction with SKYTROFA (lonapegsomatropin-tcgd).
We believe once-weekly SKYTROFA (lonapegsomatropin-tcgd) offers patients benefits compared to daily growth hormone:

•
A national study has shown 66%, or 2/3 of patients miss more than one injection per week. We believe reducing injection frequency is associated with better adherence and thus may improve height velocity.

•	In a Phase 3 clinical study, TransCon hGH demonstrated higher AHV compared to daily somatropin with similar safety profile in treatment-naïve children with GHD.

•	With a weekly injection, patients switching from daily injections can experience up to 86% fewer injection days per year.

•	After first removed from a refrigerator, SKYTROFA (lonapegsomatropin-tcgd) can be stored at room temperature for up to six months.
On January 12, 2022, the European Commission granted marketing authorization for Lonapegsomatropin Ascendis Pharma (developed under the name TransCon hGH) as a once-weekly subcutaneous injection for the treatment of children and adolescents ages 3 to 18 years with growth failure due to insufficient secretion of endogenous growth hormone.
In October 2019, we received Orphan Designation (“OD”) from the European Commission for TransCon hGH for GHD. OD is granted to therapies aimed at the treatment, prevention or diagnosis of a disease that is life-threatening or chronically debilitating, affects no more than five in 10,000 persons in the EU, or the product, without the benefits derived from orphan status, would not generate sufficient return in the EU to justify investment and for which no satisfactory method of diagnosis, prevention, or treatment has been authorized (or if such a method exists, the product would provide significant additional benefit over existing therapies). We received Orphan Drug Designation (“ODD”) from the FDA for TransCon hGH as a treatment for GHD in April 2020.

Clinical Development of TransCon hGH for Patients with Pediatric GHD
We believe our once-weekly TransCon hGH has the same mode of action and distribution into key growth hormone-responsive tissues, such as brain, bone, muscle, liver and fat tissue, as the hGH administered from daily injections and endogenous growth hormone. We use daily growth hormone as an active comparator in our clinical studies, allowing us to directly compare the activity of TransCon hGH to daily growth hormone in an identical clinical setting.
Results from the Phase 3 heiGHt Trial in Pediatric Subjects with GHD
The heiGHt Trial was a randomized, open-label, active-controlled Phase 3 registrational trial that enrolled 161 children with GHD who had not previously been treated. Subjects received either once-weekly TransCon hGH (0.24 mg/kg/week) or daily injections of Genotropin
®
at 34 µg/kg/day (0.24 mg/kg/week) with a 2:1 randomization. The primary endpoint was annualized height velocity (“AHV”) at 52 weeks, with a non-inferiority
analysis comparing the difference between the two treatment groups, followed by a test of superiority if non-inferiority
was met. Two subjects, one from each arm, withdrew from the trial prior to the final visit.
Results showed that once-weekly TransCon hGH was superior to once-daily hGH on the primary endpoint of AHV at 52 weeks. In the primary analysis of the intent-to-treat
population using least squared mean (“LS Mean”) results from an ANCOVA model, TransCon hGH was associated with an AHV of 11.2 cm/year compared to 10.3 cm/year for the daily hGH. The treatment difference was 0.86 cm/year with a 95% confidence interval of 0.22 to 1.50 cm/year. The AHV for TransCon hGH was significantly greater than the daily hGH (p=0.0088).
The AHV was greater for TransCon hGH than for the daily hGH at each visit, with the treatment difference reaching statistical significance from and including week 26 onward. The incidence of subjects with AHV < 8 cm/year at 52 weeks, referred to as poor responders was 4% and 11% in the TransCon hGH and daily hGH arms, respectively. All sensitivity analyses completed from the trial support the primary outcome, indicating the robustness of these results.
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
non-neutralizing
anti-hGH
binding antibodies was similar between the two arms (6 [5.7%] in TransCon hGH vs. 2 [3.6%] in Genotropin arm).

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
-0.14
at baseline to
-0.40
at week 52).

•	Mean hemoglobin A1c values were generally stable over the course of the trial and remained within the normal range for both arms.

•	Model-derived mean average insulin-like growth factor-1 (“IGF-1”) SDS values were 0.72 for TransCon hGH and -0.02 for the daily hGH at week 52.

•	Adverse events leading to dose reduction (IGF-1 levels or clinical symptoms) occurred twice in the TransCon hGH arm (representing 1.9%) and once in the daily hGH arm (representing 1.8%).

•	Observed change in bone age over 52 weeks from baseline was 1.36 years for the TransCon hGH arm and 1.35 years in the daily arm.

Additional Clinical Trials of TransCon hGH in Pediatric Subjects with GHD
In our ongoing Phase 3 riGHt Trial we are evaluating TransCon hGH in Japanese subjects for the treatment for pediatric GHD. The primary objective of the riGHt Trial is to evaluate and compare the annualized height velocity of 40 Japanese prepubertal treatment naïve children with GHD treated with weekly TransCon hGH to that of a commercially available daily hGH formulation at 52 weeks.
VISEN is conducting a Phase 3 clinical trial in China evaluating TransCon hGH for the treatment of pediatric GHD. In March 2021, VISEN completed enrollment for the ongoing Phase 3 trial.
Proprietary Auto-injector
The FDA approval for SKYTROFA includes the SKYTROFA
®
Auto-Injector and cartridges. The auto-injector provides for room temperature storage, includes an empty-all
design and is expected to last for at least four years. With simple operation, the device has a single, low-volume
injection for the majority of patients of less than 0.6 mL and requires a small,
31-gauge
needle that is only 4 millimeters in length, which is comparable to needles used to administer daily hGH. We are also working on strategies that will enable the auto-injector to integrate with the digital healthcare system, including Bluetooth connectivity features to allow for easy tracking of dosing adherence over time.

Figure 2. Our
state-of-the-art
auto-injector is designed to improve treatment compliance for children with GHD.
Commercialization Strategy
We have developed a multi-faceted commercial organization and strategy to optimize U.S. market adoption of SKYTROFA (lonapegsomatropin-tcgd).

•
Sales Force: In the United States, growth hormone is prescribed by approximately 8,000 health care providers with the top 1,400 prescribers consisting of pediatric endocrinologists, endocrinologists, pediatricians, nurse practitioners, and physician assistants, accounting for approximately 80% of the prescription volume. Our United States sales organization is focused on these high-volume prescribers.

•	Medical Affairs: Our Medical Affairs organization is educating stakeholders and broadening SKYTROFA (lonapegsomatropin-tcgd) awareness.

•
Market Access: Payor coverage and reimbursement are important factors which can influence market adoption. Recognizing this importance, our Market Access organization has been engaging national and regional payors in an effort to garner reimbursement for SKYTROFA (lonapegsomatropin-tcgd).

As of December 31, 2021, 369 SKYTROFA prescriptions had been written by 139 prescribers. In addition, 42% of the prescribers had written prescriptions for more than one patient. As of February 28, 2022, 708 SKYTROFA prescriptions had been written by 263 prescribers. In addition, 44% of the prescribers had written prescriptions for more than one patient.
TransCon Product Candidates – Endocrinology Rare Diseases
TransCon Growth Hormone (hGH) for Other Indications
Clinical Development in Adults
We have successfully completed a Phase 2, European, multi-center, multiple dose, open-label, active-controlled, trial to examine the safety, tolerability, pharmacokinetics and pharmacodynamics in 37 adult male and female subjects with GHD. We have also completed several Phase 1 trials in healthy adult subjects.
Following our Phase 2 trial and discussions with the FDA, we submitted an amendment to our IND to initiate the foresiGHt Trial, a global Phase 3 trial with the aim to demonstrate the metabolic benefits of TransCon hGH in adults and with the primary objective to evaluate change in trunk fat percentage. Patients in the trial are randomized in a 1:1:1 ratio into the three arms of the study—treatment with once-weekly TransCon hGH, once-weekly placebo, or daily hGH. The primary endpoint of the trial is a change from baseline in percentage trunk fat at 38 weeks. Following the
38-week
main trial period, all patients will be eligible to receive once-weekly TransCon hGH during the
52-week
open-label extension. We are targeting completion of enrollment for this Phase 3 trial during the second quarter of 2022. The ongoing conflict in the region surrounding Ukraine and Russia has impacted our ability to continue clinical trial activities in those countries. While this may affect our timelines for the foresiGHt Trial, there is currently no material impact to our business from this situation.
Future Development Plans
We plan to submit a protocol to FDA in the second quarter of 2022 to evaluate TransCon hGH for Turner Syndrome. We expect to evaluate higher doses of TransCon hGH and daily growth hormone for Turner Syndrome compared to those doses for pediatric or adult GHD. In addition, we are also considering other potential indications for TransCon hGH where a long-acting hGH therapy may offer a best-in-class
option for patients with rare growth disorders.
TransCon PTH
Market Opportunity in Hypoparathyroidism
Hypoparathyroidism (“HP”) is a rare endocrine disease characterized by deficient or absent parathyroid hormone, (“PTH”), affecting approximately 400,000 patients in the U.S., Europe, Japan, South Korea and China. The most common cause in approximately 75% of cases is inadvertent removal or damage to the parathyroid tissue during neck surgery. Patients with HP cannot adequately regulate calcium and phosphate metabolism and suffer from low calcium and elevated phosphate levels in the blood. The condition results in a diverse range of physical, cognitive and emotional symptoms, as well as a decrease in quality of life. Short term symptoms include weakness, severe muscle cramps (tetany), abnormal sensations such as tingling, burning and numbness (paresthesia), memory loss, impaired judgement and headache. Over the long term, treatment with the current conventional therapy can increase risk of major complications, such as extraskeletal calcium depositions occurring within the brain, lens of the eye, and kidneys, which can lead to impaired renal function. Patients often experience decreased quality of life.
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
Current conventional therapy for HP patients primarily consists of active vitamin D and oral calcium supplementation. However, since PTH is not present at the kidney to facilitate calcium reabsorption from the urine, the goal of conventional therapy is to maintain serum calcium (“sCa”) levels just below or within the lower part of the normal range and thereby limit as much as possible the damage from excess urinary calcium excretion. Nonetheless, conventional therapy frequently leads to significant sCa fluctuations accompanied by symptomatic hyper- or hypocalcemia. In addition, conventional therapy with active vitamin D and calcium have been shown to contribute to the risk of renal disease.
HP also poses a high burden on the healthcare system despite current conventional therapy. For example, one survey of 374 patients showed that 72% experienced more than ten symptoms in the preceding twelve months, with symptoms experienced for a mean of 13

± 9 hours a day. Other studies showed that 79% of HP cases require hospitalizations and that patients with the disease results have a four-fold increase in the risk of renal disease compared to healthy controls. Patients often experience decreased quality of life. We conducted a survey of 42 patients which found that 100% of subjects reported negative psychological impacts, interference with daily life and impact on physical functioning from HP, and that 76% were either no longer able to work or experienced interference with work productivity.
An effective PTH replacement therapy that fully addresses the condition is not widely available to patients with HP in the U.S. In 2015, parathyroid hormone (brand name Natpara), was approved for once-daily subcutaneous injection as an adjunct to vitamin D and calcium in patients with hypoparathyroidism. Parathyroid hormone was voluntarily recalled in September 2019 in the U.S. and is now only available to a limited number of patients through a Special Use Program offered by its manufacturer,
Shire-NPS
Pharmaceuticals Inc., a Takeda company. We are also aware of several academic groups and companies working on making longer-acting agonists of the PTH receptor (“PTH1R”). In addition, other companies and groups are developing or commercializing therapies for hypoparathyroidism, including Chugai Pharmaceutical Co., Ltd., Entera Bio, Extend Biosciences, Massachusetts General Hospital, Amolyt Pharma, Prolynx Inc., and Eli Lilly and Company.
Teriparatide,
PTH(1-34),
approved since 2002 for the treatment of osteoporosis, has sometimes been used for treatment of hypoparathyroidism using multiple daily injections, despite not being approved for this indication. Clinical research conducted by the National Institutes of Health of subjects receiving continuous exposure to
PTH(1-34),
administered by an infusion pump, has demonstrated simultaneous normalization of sCa and urinary calcium, as well as normalization of bone turnover.
Our Solution: TransCon PTH
TransCon PTH is an investigational long-acting prodrug of parathyroid hormone that is designed as a novel replacement therapy for PTH dosed once-daily to achieve and maintain a steady concentration of PTH in the bloodstream within the normal range, at levels similar to those observed in healthy individuals. TransCon PTH is designed to restore physiologic levels of PTH 24 hours per day, thereby more fully addressing all aspects of the disease including normalizing serum and urinary calcium and serum phosphate levels. Pharmacokinetic data from our Phase 1 trial of TransCon PTH in healthy subjects demonstrated a half-life of approximately 60 hours, supporting an infusion-like profile with daily administration.
With once-daily dosing, we believe this substantial half-life extension of PTH could more closely reflect the physiological levels of PTH observed in healthy individuals thereby maintaining blood calcium levels and normalizing urinary calcium excretion. Pharmacokinetic data from multiple ascending dose cohorts in our Phase 1 trial of TransCon PTH in healthy subjects demonstrated an infusion-like profile of free PTH. By providing steady levels of PTH in the physiological range, we believe TransCon PTH can address the fundamental limitations of short-acting PTH molecules and become a highly differentiated therapy for HP.
Clinical Development of TransCon PTH for Adult Hypoparathyroidism
Our ongoing Phase 2 PaTH Forward Trial evaluated the safety, tolerability and efficacy of three fixed doses (15, 18, or 21 µg per day) of TransCon PTH compared to placebo over a four-week double-blinded period administered by a ready-to-use
prefilled pen device. Following the fixed-dose, double-blind portion, subjects in PaTH Forward entered into a long-term open-label extension (“OLE”) which is evaluating a range of doses intended to cover the range of individual requirements for hormone replacements. The goal of PaTH Forward is to evaluate TransCon PTH control of serum and urinary calcium, identify a starting dose for a pivotal Phase 3 trial, and establish a titration regimen for complete withdrawal of conventional therapy.
In April 2020, we announced
top-line
data from the four-week fixed dose, double-blinded portion of PaTH Forward, a global Phase 2 trial evaluating the safety, tolerability and efficacy of TransCon PTH in adult subjects with hypoparathyroidism. A total of 59 subjects were randomized in a blinded manner to receive fixed doses of TransCon PTH at 15, 18 or 21 µg/day or placebo for four weeks using a ready-to-use
prefilled pen injector planned for commercial presentation. All doses of TransCon PTH were well-tolerated, and no serious or severe treatment-related adverse events (“TEAEs”), were observed at any point. No treatment-emergent adverse events led to discontinuation of study drug, and the overall incidence of TEAEs was comparable between TransCon PTH and placebo. Additionally, there were no drop-outs during the four-week fixed dose period.
In November 2021, we announced week 84
top-line
data from the Phase 2 PaTH Forward Trial. Preliminary week 84 results from the PaTH Forward OLE demonstrated:

•	Mean serum calcium levels remained stable and in the normal range.

•
All study subjects discontinued active vitamin D supplements in the earliest weeks of the trial and have remained off it since then. In addition, 93% of subjects were taking calcium supplements < 600 mg per day.

•	Mean urinary calcium excretion remained stable and in the normal range.

•
TransCon PTH was well-tolerated at all doses administered. No treatment-related serious or severe adverse events occurred, and no treatment-emergent adverse events (“TEAEs”) led to discontinuation of study drug.

•	Injections were well-tolerated using pen injector planned for commercial presentation.
At
week-58,
quality-of-life
and bone mineral density data were collected. The data demonstrated:

•	All mean summary and subdomain SF-36 Health Survey scores continued normalization between week 26 and week 58 despite all mean scores starting below norms at baseline.

•	Bone mineral density Z-scores trended towards normalization and stabilization over 58 weeks in PaTH Forward.
As of February 22, 2022, 57 out of the 59 patients continued in the open-label extension portion of the trial, where they receive a customized maintenance dose of TransCon PTH (6 to 30 µg per day). In addition, all 57 subjects have exceeded two years of follow-up
in the PaTH Forward Trial. Two patients withdrew from the trial for reasons unrelated to safety or efficacy of the study drug.
In September 2020, we submitted an amendment to our IND to initiate PaTHway, our global Phase 3 clinical trial evaluating the safety, tolerability and efficacy of TransCon PTH in adults with HP following discussions with FDA and European regulatory authorities. In July 2021, target enrollment in PaTHway was achieved with top-line
results expected in the first quarter of 2022. We plan to submit an NDA to FDA on TransCon PTH for Adult Hypoparathyroidism in the third quarter of 2022. In addition, we plan to submit a Marketing Authorization Application (“MAA”) to EMA in the fourth quarter of 2022.
In the second quarter of 2021, we submitted a Clinical Trial Notification (“CTN”) to the MHLW for PaTHway Japan Trial, a Phase 3 trial to evaluate the safety, tolerability, and efficacy of TransCon PTH. In July 2021, the Japanese Pharmaceuticals and Medical Devices Agency accepted the CTN for the PaTHway Japan Trial, a single-arm,
Phase 3 trial of TransCon PTH in a minimum of 12 Japanese subjects with HP. Subjects will start with an 18 µg dose of TransCon PTH and be followed over a
26-week
period during which they will be titrated to an optimal dose.
In June 2018, we were granted ODD by the FDA, for TransCon PTH for the treatment of for hypoparathyroidism. In October 2020, we were granted OD by the European Commission for TransCon PTH for the treatment of hypoparathyroidism. In July 2021, MHLW granted ODD to TransCon PTH for the treatment of hypoparathyroidism.
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
Achondroplasia is caused by an autosomal dominant activating mutation in fibroblast growth factor receptor 3 (“FGFR3”) that leads to an imbalance in the effects of the FGFR3 and
C-type
natriuretic peptide (CNP) signaling pathways. In achondroplasia, mutations in FGFR3 result in constitutive activation, suppressing the proliferation and differentiation of chondrocytes resulting in improper cartilage to bone conversion in the growth plate.

Preclinical and clinical data show that the CNP pathway stimulates growth and increased CNP helps to counteract the effects of the FGFR3 mutation downstream. Administration of a CNP analog to children with achondroplasia and in animal models of achondroplasia has been found to stimulate growth.
BioMarin Pharmaceutical, Inc. is developing vosoritide (which was approved by the FDA in November 2021) for the treatment of achondroplasia, and other companies that are developing therapies for achondroplasia include Pfizer, QED Therapeutics and BioClin Therapeutics, Inc.

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
receptor in the cardiovascular system to avoid hypotension, and release unmodified CNP, which is small enough in size to allow effective penetration into growth plates. We believe TransCon CNP offers advantages over shorter-acting CNP and CNP analogs in development that result in high C max
levels which may cause adverse cardiovascular events. In addition, we expect a more constant CNP exposure at lower C max
to correlate with better therapeutic outcomes.
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

1	CNP measured as CNP-38.
Figure 4. Pharmacokinetic results for TransCon CNP 10, 25, 75 and 150 µg/kg administered as a once-weekly subcutaneous injection are presented.
Following completion of the Phase 1 trial, and a successful submission of an IND in July 2019, we initiated the Phase 2 ACcomplisH Trial, a randomized, double-blind, placebo-controlled, sequential rising dose trial to evaluate the safety and efficacy of TransCon CNP in approximately 60 children with achondroplasia (ages two to ten years). Subjects are randomized to receive either TransCon CNP or placebo in a 3:1 ratio. The primary efficacy endpoint is annualized height velocity at twelve months. Key secondary and additional endpoints include body proportionality and change in BMI, both evaluated after twelve months of weekly TransCon CNP treatment, and patient reported outcome measures. In December 2021, we announced that enrollment in ACcomplisH Trial was completed and we anticipate top-line
results from the Phase 3 trial in the fourth quarter of 2022.
We plan to submit an IND or equivalent in the second quarter of 2022 for the ACcomplisH Infant Trial which will be designed to evaluate the safety and efficacy of TransCon CNP in children with achondroplasia from infants to age two years.
In collaboration with VISEN, we are sponsoring the ACcomplisH China Trial, a randomized, double-blind, placebo-controlled, Phase 2 dose expansion trial to evaluate the safety and efficacy of TransCon CNP in subjects with achondroplasia. The primary endpoint is to evaluate the safety of treatment and its effect on
12-month
annualized height velocity. In January 2021, China’s Center for Drug Evaluation (“CDE”) of National Medical Products Administration approved VISEN’s IND application to conduct the ACcomplisH China Trial.
In parallel, we are conducting the ACHieve Study, a multi-center natural history study designed to gain insight into the experiences of pediatric subjects with achondroplasia. ACHieve will study growth velocity, body proportionality, and comorbidities over time of children with achondroplasia up to eight years old. No study medication will be administered.
In February 2019, we were granted ODD by the FDA for TransCon CNP for the treatment of achondroplasia. In July 2020, we received OD from the European Commission for TransCon CNP for the treatment of achondroplasia.
TransCon Product Candidates—Oncology
Market Opportunity in Oncology
Efficacy of many cancer treatments remains suboptimal and the incidence of cancer continues to rise. Improved understanding of the cellular and molecular mechanisms involved in anti-tumor immune responses has fueled the rapid growth of immuno-oncology therapeutics. Immune checkpoint inhibitors, such as anti-PD-(L)1
and
anti-CTLA-4
antibodies, have provided new therapeutic options for patients. Supported by these and other advancements, oncology is now the largest therapy class in terms of revenue in pharmaceutical industry, with worldwide prescription drug and over-the-counter
sales of $124 billion in 2018 and projected growth to $237 billion in 2024.

Despite recent advances, a high need for new treatment options remains for patients who do not respond or respond inadequately to current therapies. In addition to insufficient efficacy, many current treatments are limited by toxicities that result in dose reductions, treatment discontinuations, or long-term health risks to patients. We believe that one approach to improving efficacy while limited adverse events is to create long-acting product candidates, allowing for more consistent circulating drug levels and potentially avoiding high peak concentrations that often associate with toxicity. Another approach is to target the drug activity into tumors via intratumoral injection, aiming for high activity in the tumor microenvironment while limiting systemic adverse events. While one intratumoral treatment has been approved for the local treatment of recurrent melanoma, the overall success of intratumoral treatments has been limited to date. This is likely at least partly due to the short intratumoral retention of injected molecules, and, hence, the need for frequent, impractical dosing schedules.
Our Solution: TransCon Technologies for Oncology
We believe prolonging the therapeutic activity and targeting the drug activity to the relevant cell types and tissues have the potential to improve treatment outcomes. We believe TransCon is well-suited to improve cancer treatments given the large number of validated targets with known limitations. By applying our unique algorithm for product innovation to clinically validated targets and pathways, we believe TransCon has the potential to improve outcomes currently limited by suboptimal efficacy and systemic toxicity.
We believe TransCon technologies may have the potential to increase the efficacy of small molecules, peptides and proteins without increasing toxicity, which could offer the potential to treat more patients with new combination and multi-agent regiments than would not otherwise be feasible.
We are currently investigating two clinical-stage product candidates designed to activate the patients’ own immune system to eradicate malignant cells. We believe our approach, if successfully developed, has the potential to optimize the efficacy of systemically administered, clinically validated therapies while limiting adverse effects.
Similarly, with the potential to achieve sustained local release at predictable levels, we believe TransCon product candidates may allow for improved efficacy and reduced dosing frequency of intratumorally administered therapies, potentially enabling treatments of multiple tumor types, including those that cannot be easily accessed for frequent injection.
Development of TransCon Product Candidates in Oncology
Our TransCon product candidates in oncology are designed to provide sustained systemic or intratumoral administration, which we believe could provide potent and durable anti-tumor efficacy. Our nonclinical studies have showed sustained activation of cytotoxic immune cells that resulted in robust anti-tumor responses by TransCon product candidates using infrequent administration. Two of our oncology product candidates, TransCon TLR7/8 Agonist and TransCon
IL-2
ß/
g
, are now in clinical development.

•
TransCon TLR7/8 Agonist is an investigational long-acting prodrug, designed for sustained release of resiquimod, a small molecule agonist of Toll-like receptors (“TLR”) 7 and 8. It is designed to provide sustained and potent activation of the innate immune system in the tumor and tumor draining lymph node and to have a low risk of systemic toxicity for weeks or months following a single intratumoral injection. Enrollment continues in the Phase 1/2
transcendIT-101
Trial for which we submitted an IND in 2020, with
top-line
data expected from monotherapy and checkpoint combination dose escalation in the third quarter of 2022.

•
TransCon
IL-2
b
/
g
is an investigational long-acting prodrug designed to improve cancer immunotherapy through sustained release of an
IL-2
variant that selectively activates the
IL-2R
b
/
g
, with minimal binding to
IL-2Rα.
The Phase 1/2
IL-
b
elie
g
e Trial evaluating TransCon
IL-2
b
/
g
monotherapy in patients with advanced cancer is enrolling. We also aim to dose the first patient in checkpoint combination dose-escalation arm of the
IL-
b
elie
g
e Trial in the second quarter of 2022, and we expect
top-line
monotherapy data in the fourth quarter of 2022.

•
We believe that a combination TransCon TLR7/8 Agonist and TransCon
IL-2
b
/
g
may have the potential to produce greater anti-tumor activity than either candidate alone. During the fourth quarter of 2022, the Company plans to submit an IND or similar for Phase 2 cohort expansion for combination therapy with TransCon TLR7/8 Agonist and TransCon
IL-2
b
/
g
.

We are evaluating additional TransCon product candidates in nonclinical research studies with potential to enhance anti-tumor immune responses for the treatment of multiple tumor types. We are exploring product candidates using both systemic and intratumoral administration as monotherapies and as components of combination regimens. We believe these programs have the potential to make a positive impact to the lives of many patients with cancer.

Strategic Collaborations
We also engage in strategic collaborations to further leverage our TransCon technologies in certain geographies with market-leading biopharmaceutical companies. These collaborations aim to make promising treatment options available to more patients and to further monetize both our TransCon technologies and our internal product candidates, particularly into therapeutic areas where we believe a partner may have more expertise, capability, and capital.
In addition, we may choose to pursue a collaboration to develop and market our internal, wholly owned product candidates in geographic markets outside our core focus areas of the United States and Europe.
Strategic Investment
VISEN Pharmaceuticals
In November 2018, we announced the formation of VISEN Pharmaceuticals, or VISEN, a company established to develop and commercialize our endocrinology rare disease therapies in the People’s Republic of China, Hong Kong, Macau, and Taiwan (“Greater China”). In connection with the formation of VISEN, we granted VISEN exclusive rights to develop and commercialize certain product candidates based on our proprietary TransCon technologies, including TransCon hGH, TransCon PTH and TransCon CNP, in Greater China for use in all human indications, subject to certain exceptions. As consideration for the rights granted to VISEN, we received 50% ownership in the outstanding shares of VISEN and concurrently with the rights we granted to VISEN, entities affiliated with Vivo Capital and Sofinnova Ventures purchased shares in VISEN for an aggregate purchase price of $40 million in cash. In January 2021, we invested additional $12.5 million in VISEN as part of VISEN’s $150 million Series B financing. Following the Series B financing, we retain 43.93% of VISEN’s issued and outstanding shares. In October 2019, VISEN received approval of a clinical trial application for TransCon hGH from the Center for Drug Evaluation in China and initiated a Phase 3 trial in pediatric growth hormone deficiency. In January 2021, China’s CDE approved VISEN’s application to conduct the ACcomplisH China Trial, a randomized, double-blind, placebo-controlled, Phase 2 dose expansion trial to evaluate the safety and efficacy of TransCon CNP in subjects with ACH.
Market Opportunity in China
China is the second largest pharmaceutical market in the world after the United States and represents one of the fastest growing pharmaceutical markets worldwide. In recent years, the Chinese government has initiated a number of regulatory reforms that are expected to accelerate drug development, as well as drive growth and demand for new therapeutics in China. In addition to joining an international organization that standardizes regulations for clinical development, the National Medical Products Administration has introduced initiatives such as fast track review for drugs for unmet medical needs and adopted new rules that streamline the drug approval process in China for global companies.
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
Our contract suppliers manufacture drug substance and finished drug product for our TransCon product candidates for clinical trial use in effort to comply with cGMP and applicable local regulations. cGMP and similar regulations include requirements relating to organization of personnel; buildings and facilities; equipment; control of components and drug product containers and closures; production and process controls; packaging and labeling controls; holding and distribution; laboratory controls; records and reports; and returned or salvaged products. The manufacturing facilities for our products must be in compliance with cGMP requirements, and for device and device components, the Quality System Regulation (“QSR”) requirements, before any product is approved. Our third-party manufacturers may also be subject to periodic inspections of facilities by the FDA, the EU member states competent authorities, and other authorities, including reviews of procedures and operations used in the testing and manufacture of our products to assess our compliance with applicable regulations.
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

NOF Manufacturing and Supply Agreement Related to TransCon hGH
On December 21, 2017, we entered into a multi-year Manufacturing and Supply Agreement (the “NOF Agreement”) with NOF Corporation (“NOF”). Under the NOF Agreement, NOF has agreed to manufacture and supply the mPEG Linker (the “NOF Product”) for our TransCon hGH product candidate. We have agreed to purchase certain quantities of NOF Product.
The NOF Agreement is effective as of December 21, 2017. The initial term of the NOF Agreement terminates on December 31, 2025 unless earlier terminated. After the expiration of the initial term of the NOF Agreement, the NOF Agreement continues until it is terminated. The NOF Agreement may be terminated (i) by either party for the other party’s assignment for the benefit of creditors, insolvency, bankruptcy, liquidation, dissolution, or the taking of any action by the other party under an act for relief from creditors, (ii) by either party for the other party’s uncured material breach, (iii) by us after the initial term of the NOF Agreement with one year written notice, or (iv) by mutual agreement of the parties. In addition, the NOF Agreement may be terminated by us in the event of a change of 50% or more of the direct or indirect ownership of NOF or manufacturing facilities relevant to the NOF Agreement, if such ownership goes to a third-party materially involved in the treatment of growth related disorders in humans. The NOF Agreement may also be terminated by either party for a continuing event of force majeure.
The NOF Agreement contains, among other provisions customary representations and warranties by us and NOF, grants certain limited license rights related to either party’s intellectual property in connection with the manufacturing and supply of NOF Product, provides for certain indemnification rights in favor of both parties and customary confidentiality provisions.
NOF Manufacturing and Supply Agreement Related to TransCon PTH
On August 31, 2020, we entered into a multi-year Manufacturing and Supply Agreement (the “NOF PTH Agreement”) with NOF. Under the NOF PTH Agreement, NOF has agreed to manufacture and supply the PEG maleimide (the “NOF Product”) for our TransCon PTH product candidate. We have agreed to purchase certain quantities of NOF Product. We may purchase NOF Product from other manufacturers and are not obligated to purchase NOF Product from NOF, other than certain quantities that have been forecasted by us in accordance with a mandatory rolling forecast that we must deliver to NOF from time to time.
The NOF PTH Agreement is effective as of August 31, 2020. The initial term of the NOF PTH Agreement terminates on December 31, 2027 unless earlier terminated. After the expiration of the initial term of the NOF PTH Agreement, the NOF PTH Agreement continues until it is terminated. The NOF PTH Agreement may be terminated (i) by either party for the other party’s assignment for the benefit of creditors, insolvency, bankruptcy, liquidation, dissolution, or the taking of any action by the other party under an act for relief from creditors, (ii) by either party for the other party’s uncured material breach, (iii) by us after the initial term of the NOF PTH Agreement with advance written notice, (iv) by NOF after the initial term of the NOF PTH Agreement with advance written notice, (v) by mutual agreement of the parties, or (vi) by us in the event of a change of fifty percent or more of the direct or indirect ownership of NOF or manufacturing facilities relevant to the NOF PTH Agreement, if such ownership goes to any of a pre-defined list of third parties. In addition the NOF PTH Agreement may be terminated by NOF in the event of a change of fifty percent or more of the direct or indirect ownership of Ascendis, if such ownership goes to any of a pre-defined list of third parties. The NOF PTH Agreement may also be terminated by either party for a continuing event of force majeure.
The NOF PTH Agreement contains, among other provisions, customary representations and warranties by us and NOF, grants of certain limited license rights related to either party’s intellectual property in connection with the manufacturing and supply of NOF Product, certain indemnification rights in favor of both parties and customary confidentiality provisions.
Carbogen Manufacturing and Supply Agreement Related to TransCon hGH
On October 26, 2018, we entered into a multi-year Manufacturing and Supply Agreement (the “Carbogen Agreement”) with Carbogen Amcis AG (“Carbogen”). Under the Carbogen Agreement, Carbogen has agreed to manufacture and supply the C13 Linker (the “Carbogen Product”) for our TransCon hGH product candidate. We may purchase C13 Linker from other manufacturers and are not obligated to purchase Carbogen Product from Carbogen, other than certain quantities that have been forecasted by us in accordance with a mandatory rolling forecast that we must deliver to Carbogen from time to time.
The Carbogen Agreement is effective as of October 26, 2018. The initial term of the Carbogen Agreement expires five years after the first commercial launch of our TransCon hGH product candidate (the “Carbogen Initial Term”) unless earlier terminated. After the expiration of the Carbogen Initial Term of the Carbogen Agreement, the Carbogen Agreement continues until it is terminated. The Carbogen Agreement may be terminated (i) by either party for the other party’s assignment of the Carbogen Agreement for the benefit of creditors, insolvency, bankruptcy, dissolution, or taking of any action under an act for relief from creditors, (ii) by either party for the other party’s uncured material breach, (iii) by us after the Carbogen Initial Term of the Carbogen Agreement with one year written notice, (iv) by Carbogen after the Carbogen Initial Term of the Carbogen Agreement with four years written notice or (v) by mutual agreement of the parties. In addition, the Carbogen Agreement may be terminated by us in the event of a change of 50% or more of the direct or indirect ownership of Carbogen, if such ownership goes to a third-party materially involved in the treatment of growth-related disorders in humans. The Carbogen Agreement may also be terminated by either party for a continuing event of force majeure.
The Carbogen Agreement contains, among other provisions, certain representations and warranties by us and Carbogen, grants certain rights to intellectual property relating to, or inventions made in connection with, the manufacturing and supply of Carbogen Product, provides for certain indemnification rights in favor of both parties and includes confidentiality provisions.
Carbogen Manufacturing and Supply Agreement Related to TransCon PTH
On May 27, 2021, we entered into a multi-year Manufacturing and Supply Agreement (the “Carbogen PTH Agreement”) with Carbogen Amcis AG (“Carbogen”). Under the Carbogen PTH Agreement, Carbogen has agreed to manufacture and supply PTH Linker (the “Carbogen PTH Product”) for our TransCon PTH product candidate. We may purchase Carbogen PTH Product from other manufacturers and are not obligated to purchase Carbogen PTH Product from Carbogen, other than certain quantities that have been forecasted by us in accordance with a mandatory rolling forecast that we must deliver to Carbogen from time to time.
The Carbogen PTH Agreement is effective as of May 27, 2021. The initial term of the Carbogen PTH Agreement expires five years after the first commercial launch of our TransCon PTH product candidate (the “Carbogen PTH Initial Term”) unless earlier terminated. After the expiration of the Carbogen PTH Initial Term of the Carbogen PTH Agreement, the Carbogen PTH Agreement continues until it is terminated. The Carbogen PTH Agreement may be terminated (i) by either party for the other party’s assignment of the Carbogen PTH Agreement for the benefit of creditors, insolvency, bankruptcy, dissolution, or taking of any action under an act for relief from creditors, (ii) by either party for the other party’s uncured material breach, (iii) by us after the Carbogen PTH Initial Term with one year written notice, (iv) by Carbogen after the Carbogen PTH Initial Term of the Carbogen PTH Agreement with four years written notice (subject to Carbogen’s obligation to actively assist in technology transfer to an alternate supplier) or (v) by mutual agreement of the parties. In addition, the Carbogen PTH Agreement may be terminated by us in the event of a change of fifty percent or more of the direct or indirect ownership of Carbogen, if such ownership goes to a third-party materially involved in the treatment of growth-related disorders in humans. The Carbogen PTH Agreement may also be terminated by either party for a continuing event of force majeure.
The Carbogen PTH Agreement contains, among other provisions, certain representations and warranties by us and Carbogen, grants of certain rights to intellectual property relating to, or inventions made in connection with, the manufacturing and supply of Carbogen PTH Product, certain indemnification rights in favor of both parties and confidentiality provisions.
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
Lonza Tech Transfer and Manufacturing Agreement
On December 12, 2019, we entered into a multi-year commercial supply agreement (the “Lonza Agreement”) with Lonza Ltd (“Lonza”). Under the Lonza Agreement, Lonza has agreed to manufacture and supply drug substance for our TransCon hGH product candidate (the “TransCon hGH Drug Substance”). Starting in 2023, we are obligated to purchase a certain minimum annual quantity of TransCon hGH Drug Substance from Lonza. We may also purchase TransCon hGH Drug Substance from other manufacturers.
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
Bachem Manufacturing and Supply Agreement
On December 27, 2020, we entered into a multi-year Manufacturing and Supply Agreement (the “Bachem Agreement”) with Bachem AG (“Bachem”). Under the Bachem Agreement, Bachem has agreed to manufacture and supply PTH drug substance (the “Bachem Product”) for our TransCon PTH product candidate. We may purchase Bachem Product from other manufacturers and are not obligated to purchase Bachem Product from Bachem, other than certain quantities that have been forecasted by us in accordance with a mandatory rolling forecast that we must deliver to Bachem from time to time.
The Bachem Agreement is effective as of December 27, 2020. The initial term of the Bachem Agreement expires on December 31, 2027 (the “Bachem Initial Term”) unless earlier terminated. After the expiration of the Bachem Initial Term, provided that market approval is received prior to expiration of the Bachem Initial Term, the Bachem Agreement continues until it is terminated. The Bachem Agreement may be terminated (i) by either party for the other party’s assignment of the Bachem Agreement for the benefit of creditors, insolvency, bankruptcy, dissolution, or taking of any action under an act for relief from creditors, (ii) by either party for the other party’s uncured material breach, (iii) by us after the Bachem Initial Term with two years’ written notice, (iv) by Bachem after the Bachem Initial Term with four years’ written notice or (v) by mutual agreement of the parties. In addition, the Bachem Agreement may be terminated by us prior to expiration of the Bachem Initial Term if Bachem is acquired by a company marketing a competing drug to TransCon PTH. The Bachem Agreement may also be terminated by either party for a continuing event of force majeure.
The Bachem Agreement contains, among other provisions, certain representations and warranties by us and Bachem, grants of certain rights to intellectual property relating to, or inventions made in connection with, the manufacturing and supply of Bachem Product, certain indemnification rights in favor of both parties and confidentiality provisions.
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
Intellectual Property
We actively seek to protect the intellectual property and proprietary technology that we believe is important to our business, which includes seeking and maintaining patents covering our technology,
i.e.
, TransCon linkers and carriers, specific lead candidate structures, broad product concepts, proprietary processes and any other inventions that are commercially and/or strategically important to the development of our business. We also rely on trade secrets that may be important to the development of our business and actively seek to protect the confidentiality of such trade secrets.
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
As of December 31, 2021, we own a total of 84 patent families, of which 14 are currently in their priority year or international phase and we own several granted patents in the United States (30), Europe (24), Australia (33), Canada (21), China (7), Israel (13), Indonesia (2), India (5), Korea (4), Malaysia (6), New Zealand (4), Japan (19), Mexico (12), Singapore (7), Russia (11), the United Arab Emirates (1) and South Africa (19) and have approximately 497 pending national/regional applications in a total of 24 jurisdictions (excluding the member states of the European Patent Convention in which our European patents were validated).
So far none of our granted patents has been subject to opposition proceedings, appeals or similar actions aiming at revoking or restricting the scope of a granted patent.
The patent portfolios for the fields containing our most advanced product candidates as of December 31, 2021 are summarized below and the expected expiration dates included in the summary below do not give effect to patent term extensions that may be available.
TransCon hGH
Our patent portfolio related to TransCon hGH includes seven patent families relating to different aspects of TransCon hGH and an additional ten patent families covering various aspects of the auto-injector device for administration of TransCon hGH. The first of these patent families is a composition of matter patent family directed to the particular stoichiometry of TransCon hGH and a related TransCon carrier. As of December 31, 2021, this patent family included patents granted in Europe and the United States. We expect any patents granted in this patent family to expire in October 2024, absent any patent term adjustments or extensions.
The second of these patent families is a composition of matter patent family directed to a TransCon linker used in TransCon hGH. As of December 31, 2021, this patent family included patents granted in the United States, Europe, Australia, Brazil, Canada, Japan and Mexico and included patent applications in Europe and the United States. We expect any patents granted in this patent family to expire in March 2025, absent any patent term adjustments or extensions.
The third of these patent families is a composition of matter patent family directed to a broad class of TransCon hGH lead candidate structures. As of December 31, 2021, this patent family included patents granted in the United States, Europe, Australia, Brazil, Canada, China, Israel, India, Japan, Mexico, Russia and South Africa and included patent applications in Europe, the United States, Brazil, Canada and Russia. We expect any patents granted in this patent family to expire in April 2029, absent any patent term adjustments or extensions.

The fourth of these patent families is a composition of matter patent family directed to specific dry pharmaceutical compositions comprising TransCon hGH. As of December 31, 2021, this patent family included patents granted in the United States, Europe, Australia, Canada, India, Israel, Mexico, Singapore and South Africa and included patent applications in the United States and Brazil. We expect any patents granted in this patent family to expire in December 2030, absent any patent term adjustments or extensions.
The fifth of these patent families is a composition of matter patent family directed to a broad class of TransCon hGH lead candidate structures. As of December 31, 2021, this patent family included patents granted in the United States, Australia, Europe, Japan, Russia, Singapore and South Africa and patent applications in the United States, Europe, Australia, Brazil, Canada, Israel, Japan, South Korea, Mexico, New Zealand, Russia and Singapore. We expect any patents granted in this patent family to expire in November 2035, absent any patent term adjustments or extensions.
The sixth of these patent families is directed to a particular dosage regimen for long-acting growth hormone formulations. As of December 31, 2021, this patent family included a granted patent in Europe and patent applications in the United States and in Europe. We expect any patents granted in this patent family to expire in November 2035, absent any patent term adjustments or extensions.
The seventh of these patent families is directed to potential superior efficacy achieved with TransCon hGH treatment. As of December 31, 2021, this patent family included patent applications in the United States, Europe, Australia, Canada, China, Israel, Japan, Mexico and Singapore. We expect any patents granted in this family to expire in March 2040, absent any patent term adjustments or extensions.
Seven of the ten patent families covering the auto-injector device with a filing date of December 29, 2016, include patent applications in the United States, Europe, Australia, Canada, Japan and New Zealand and two granted patents in the United States, one granted patent in Europe, seven granted patents in Australia, and three granted patents in Japan as of December 31, 2021. We expect any patents granted from these patent families to expire in December 2036, absent any patent term adjustments or extensions. As of December 31, 2021 the two patent families covering the auto-injector device with a filing date of May 23, 2018 and June 29, 2018, respectively, include patent applications in the United States, Europe, the United Arab Emirates, Australia, Brazil, Canada, China, Indonesia, Israel, India, Japan, South Korea, Mexico, Malaysia, New Zealand, Russia, Singapore and South Africa and one granted patent in South Africa. We expect any patents granted from these patent families to expire in March and June 2038, respectively, absent any patent term adjustments or extensions. The last patent family is currently in its priority year and we expect any patents granted from this patent family to expire in September 2042, absent any patent term adjustments or extensions.
TransCon PTH
Our patent portfolio related to TransCon PTH includes ten patent families relating to different aspects of TransCon PTH. The first of these patent families is a composition of matter patent family directed to the TransCon linker used in TransCon PTH. As of December 31, 2021, this patent family included granted patents in the United States, Europe, the United Arab Emirates, Australia, Canada, China, Israel, Japan, Mexico, Russia and South Africa and included patent applications in Europe, the United States, Brazil and Russia. We expect any patents granted in this family to expire in January 2029, absent any patent term adjustments or extensions.
The second of these patent families is a composition of matter patent family directed to a broad class of TransCon PTH candidate structures. As of December 31, 2021, this patent family included patent applications in the United States, Europe, Australia, Brazil, Canada, China, Indonesia, Israel, India, Japan, South Korea, Mexico, Malaysia, New Zealand, Russia, Singapore and Thailand and granted patents in Australia, Korea, Russia, and South Africa. We expect any patents granted in this patent family to expire in February 2037, absent any patent term adjustments or extensions.
The third and fourth of these patent families are method of treatment patent families directed to a particular dosage regimen. As of December 31, 2021, one of these patent families includes patent applications in the United States, Europe, Australia, Brazil, Canada, China, Israel, Indonesia, Japan, South Korea, Mexico, Malaysia, New Zealand, Russia, Singapore and Thailand and a granted patent in South Africa. The other one of these patent families includes patent applications in the United States, Europe, Australia, Canada, China and Japan. We expect any patents granted in this patent family to expire in September 2037, absent any patent term adjustments or extensions.
The fifth of these patent families is a composition of matter family directed to PTH compounds exhibiting a beneficial pharmacokinetic profile. As of December 31, 2021, this patent family includes patent applications in the United States, Europe, Australia, Brazil, Canada, China, Israel, Japan, South Korea, Mexico, New Zealand, Russia and Singapore and a granted patent in South Africa. We expect any patents granted in this patent family to expire in September 2037, absent any patent term adjustments or extensions.

The sixth patent family relates to a starting dose for treatment with reversible PTH conjugates. As of December 31, 2021, this patent family includes patent applications in the United States, Europe, Australia, Brazil, Canada, China, Indonesia, Israel, Japan, South Korea, Mexico, Malaysia, New Zealand, Russia, Singapore, Thailand and South Africa. We expect any patents granted from this patent family to expire in May 2039, absent any patent term adjustments or extensions.
The seventh patent family relates to a pharmaceutical composition comprising reversible PTH conjugates. As of December 31, 2021, this patent family includes patent applications in the United States, Europe, Australia, Brazil, Canada, China, Indonesia, Israel, India, Japan, South Korea, Mexico, Malaysia, New Zealand, the Philippines, Russia, Singapore, Taiwan, Thailand, Vietnam and South Africa. We expect any patents granted from this patent family to expire in February 2040, absent any patent term adjustments or extensions.
The eighth and ninth patent families relate to a method of titrating hypoparathyroidism patients off of standard of care within four weeks from the beginning of daily treatment with a PTH compound and the treatment of the physical and mental well-being of hypoparathyroidism patients, respectively. As of December 31, 2021, these patent families are both in Patent Cooperation Treaty phase. We expect any patents granted from these patent families to expire in January 2041 and September 2041, respectively, absent any patent term adjustments or extensions.
The tenth patent family relates to a reduction in bone mineral density in patients having increased bone mineral density. As of December 31, 2021, this patent family is in its priority year. We expect any patents granted from this patent family to expire in September 2042, absent any patent term adjustments or extensions.
TransCon CNP
Our patent portfolio related to TransCon CNP includes twelve patent families relating to different aspects of TransCon CNP. The first of these patent families is a composition of matter patent family directed to the particular stoichiometry of TransCon CNP and a related TransCon carrier. As of December 31, 2021, this patent family included patents granted in Europe and the United States and a patent application in Europe. We expect any patents granted in this patent family to expire in October 2024, absent any patent term adjustments or extensions.
The second of these patent families is a composition of matter patent family directed to the TransCon linker used in TransCon CNP. As of December 31, 2021, this patent family included granted patents in the United States, Europe, the United Arab Emirates, Australia, Brazil, Canada, China, Israel, Japan, Mexico and South Africa and included patent applications in Europe, the United States, Brazil, Mexico and Russia. We expect any patents granted in this family to expire in January 2029, absent any patent term adjustments or extensions.
The third of these patent families is a composition of matter patent family directed to a broad class of TransCon CNP candidate structures. As of December 31, 2021, this patent family included patent applications in the United States, Europe, Australia, Brazil, Canada, China, Israel, India, Japan, South Korea, Mexico, Malaysia, New Zealand, Russia, Singapore and Thailand and a granted patent in Israel, Russia, and South Africa. We expect any patents granted in this patent family to expire in January 2036, absent any patent term adjustments or extensions.
The fourth to the ninth patent families are composition of matter patent families directed various CNP compounds having beneficial properties. As of December 31, 2021, the first one of these six patent families included patent applications in the United States, Europe, Australia, Canada, Japan, Mexico and New Zealand and two granted patents in the United States and one granted patent in Japan and South Africa. As of December 31, 2021, the second one included patent applications in the United States, Europe, Australia, Canada, Japan and New Zealand and a granted patent in South Africa. As of December 31, 2021, the third one included patent applications in the United States, Europe, Australia, Brazil, Canada, China, Indonesia, Israel, India, Japan, South Korea, Mexico, Malaysia, New Zealand and Singapore and a granted patent in South Africa. As of December 31, 2021, the fourth one included patent applications in the United States, Europe, Australia, Canada, Israel and New Zealand. As of December 31, 2021, the fifth one included patent application in the United States, Europe, Australia, Brazil, Canada, China, Israel, South Korea, New Zealand and Singapore. As of December 31, 2021, the sixth one included patent applications in the United States, Europe, Australia, Canada, Israel and New Zealand. We expect any patents granted in these patent families to expire in January 2037, absent any patent term adjustments or extensions.
The tenth patent family covers a combination therapy of TransCon CNP. As of December 31, 2021, this patent family includes patent applications in the United States, Europe, Australia, Brazil, Canada, China, Indonesia, Israel, Japan, South Korea, Mexico, Malaysia, New Zealand, Russia, Singapore and Thailand and a granted patent in Singapore and South Africa. We expect any patents granted from this patent family to expire in September 2037, absent any patent term adjustments or extensions.

The eleventh patent family relates to a pharmaceutical composition comprising reversible CNP conjugates. As of December 31, 2021, this patent family includes patent applications in the United States, Europe, Australia, Brazil, Canada, China, Indonesia, Israel, India, Japan, South Korea, Mexico, Malaysia, New Zealand, the Philippines, Russia, Singapore, Taiwan, Thailand, Vietnam and South Africa. We expect any patents granted from this patent family to expire in February 2040, absent any patent term adjustments or extensions.
The twelfth patent family relates to a pharmacologically effective dose of TransCon CNP. As of December 31, 2021, this patent family was in its priority year. We expect any patents granted from this patent family to expire in December 2042, absent any patent term adjustments or extensions.
TransCon TLR7/8
As of December 31, 2021, our patent portfolio related to TransCon TLR7/8 includes seven patent families. The first patent family relates to hydrogels, which are first synthesized and subsequently loaded with drug-linker conjugates. As of December 31, 2021, this patent family included granted patents in the United States and in Europe. We expect any patents granted in these patent families to expire in July 2025, absent any patent term adjustments or extensions.
The second patent family relates to a specific class of
PEG-based
hydrogels. As of December 31, 2021, this patent family included granted patents in Europe, Australia, Brazil, Canada, China, Indonesia, Israel, India, Japan, South Korea, Mexico, Malaysia, New Zealand, Russia, Singapore and South Africa and patent applications in the United States, Europe and Thailand. We expect any patents granted in this patent family to expire in July 2030, absent any patent term adjustments or extensions.
The third patent family relates to a broad class of TransCon TLR7/8 candidate structures. As of December 31, 2021, this patent family included patent applications in the United States, Europe, Argentina, the United Arab Emirates, Australia, Brazil, Canada, China, Eurasia, Egypt, Indonesia, Israel, India, Japan, South Korea, Mexico, Malaysia, New Zealand, the Philippines, Singapore, Taiwan, Thailand, Vietnam and South Africa. The fourth to sixth patent families relate to TransCon TLR7/8 compounds having beneficial properties. As of December 31, 2021, the fourth patent family included patent applications in the United States, Europe, Australia, Canada, Israel and Singapore. The fifth patent included as of December 31, 2021, patent applications in the United States, Europe, Australia, Brazil, Canada, China, Israel, Japan, South Korea, Mexico, Russia, Singapore and South Africa. As of December 31, 2021, the sixth patent family included patent applications in the United States, Europe, Australia, Canada, Israel and Singapore. We expect any patents granted in all four of these patent families to expire in January 2040, absent any patent term adjustments or extensions.
The seventh patent family relates to a pharmaceutical dose of TransCon TLR7/8. As of December 31, 2021, this application was in its priority year. We expect any patents granted from this patent family to expire in December 2042, absent any patent term adjustments or extensions.
TransCon
IL-2
As of December 31, 2021, our patent portfolio related to TransCon
IL-2
includes three patent families. The first of these patent families is a composition of matter patent family directed to a TransCon linker used in TransCon
IL-2.
As of December 31, 2021, this patent family included patents granted in the United States, Europe, Australia, Brazil, Canada, Japan and Mexico and included patent applications in Europe and the United States. We expect any patents granted in this patent family to expire in March 2025, absent any patent term adjustments or extensions.
The second and third patent family are composition of matter patent families directed to a broad class of TransCon
IL-2
lead candidate structures. As of December 31, 2021, the second patent family included patent applications in the United States, Europe, Australia, Brazil, Canada, China, Indonesia, Israel, India, Japan, South Korea, Mexico, Malaysia, New Zealand, Russia, Singapore, Thailand and South Africa. We expect any patents granted in this patent family to expire in March 2039. As of December 31, 2021, the third patent family included patent applications in Argentina, Taiwan and an international patent application. We expect any patents granted in this patent family to expire in June 2041, absent any patent term adjustments or extensions.
TransCon Technologies
Our patent portfolio also includes patents and patent applications generally relating to our TransCon technologies, including TransCon linkers, TransCon carriers and certain soluble conjugates. We own an aggregate of 15 patent families relating to TransCon linkers, the material components of which are described above. We own an aggregate of 11 patent families relating to TransCon carriers, the material components of which are described above. Finally, we own a composition of matter patent family that is directed to soluble conjugates in which one drug molecule is connected to one TransCon carrier molecule. As of December 31, 2021, this patent family included patents in Europe and the United States and a patent application in Europe. We expect any patents granted in this patent family to expire in October 2024, absent any patent term adjustments or extensions.

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
Government Regulation and Product Approval
Government authorities in the United States, at the federal, state and local level, and in other countries extensively regulate, among other things, the research, development, testing, manufacture, including any manufacturing changes, safety surveillance, efficacy, quality control, packaging, storage, recordkeeping, labeling, advertising, promotion, distribution, marketing, sale, import, export and the reporting of safety and other post-market information of pharmaceutical and medical device products such as those we are developing. A new drug must be approved by the FDA through the NDA process and a new biologic must be licensed by the FDA through the BLA process before it may be legally marketed in the United States. Our product candidates will be subject to similar requirements in other countries prior to marketing in those countries. The processes for obtaining regulatory approvals in the United States, the European Union and in other foreign countries, along with subsequent compliance with appropriate federal, state, local and foreign statutes and regulations, require the expenditure of substantial time and resources.
U.S. Government Regulation
In the United States, we are subject to extensive regulation by the FDA, which regulates drugs under the Federal Food, Drug, and Cosmetic Act (“FDCA”) and in the case of biologics, also under the Public Health Service Act (“PHSA”) and their implementing regulations, and other federal, state, and local regulatory authorities. The FDCA, PHSA and their implementing regulations set forth, among other things, requirements for the research, testing, development, manufacture, quality control, safety, effectiveness, approval, labeling, storage, record keeping, reporting, distribution, import, export, advertising and promotion of our products. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval, may subject an applicant to a variety of administrative or judicial sanctions, such as the FDA’s refusal to approve pending NDAs or BLAs, withdrawal of an approval, imposition of a clinical hold on clinical studies, issuance of warning letters or other notices of violation, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties.
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
Clinical Trials
Clinical trials involve the administration of the investigational pharmaceutical product to human subjects under the supervision of qualified investigators in accordance with GCP requirements, which include the requirement that all research subjects provide their informed consent in writing for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the trial, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. An IRB at each institution participating in the clinical trial must review and approve the plan for any clinical trial before it commences at that institution. Some studies also include oversight by an independent group of qualified experts organized by the clinical study sponsor, known as a data safety monitoring board, which provides authorization for whether or not a study may move forward at designated check points based on access to certain data from the study and may halt the clinical trial if it determines that there is an unacceptable safety risk for subjects or other grounds, such as no demonstration of efficacy. Depending on its charter, this group may determine whether a trial may move forward at designated check points based on access to certain data from the trial. The FDA or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients. Information about certain clinical trials must be submitted within specific timeframes to the National Institutes of Health (“NIH”), for public dissemination on their www.clinicaltrials.gov website.
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
on-site
inspection or other appropriate means.
After evaluating the NDA or BLA and all related information, including the advisory committee recommendation, if any, and inspection reports regarding the manufacturing facilities and clinical trial sites, the FDA may issue an approval letter, or, in some cases, a complete response letter. A Complete Response Letter indicates that the review cycle of the application is complete and the application will not be approved in its present form. A Complete Response Letter usually describes the specific deficiencies in the NDA or BLA identified by the FDA and may require additional clinical data, such as an additional clinical trial or other significant and time-consuming requirements. If a Complete Response Letter is issued, the sponsor must resubmit the NDA or BLA, addressing all of the deficiencies identified in the letter, or withdraw the application. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval. If and when those conditions have been met to the FDA’s satisfaction, the FDA will typically issue an approval letter. An approval letter authorizes commercial marketing of the drug or biologic with specific prescribing information for specific indications.
If regulatory approval of a product is granted, such approval will be granted for particular indications and may entail limitations on the indicated uses for which such product may be marketed. For example, the FDA may approve the NDA or BLA with a Risk Evaluation and Mitigation Strategy (“REMS”) to ensure the benefits of the product outweigh its risks. A REMS is a safety strategy to manage a known or potential serious risk associated with a medicine and to enable patients to have continued access to such medicines by managing their safe use, and could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries, and other risk minimization tools. The FDA also may condition approval on, among other things, changes to proposed labeling or the development of adequate controls and specifications. The FDA may also require one or more Phase 4 post-marketing studies and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization, and may limit further marketing of the product based on the results of these post-marketing studies.
In addition, the Pediatric Research Equity Act (“PREA”) requires a sponsor to conduct pediatric clinical trials for most drugs, for a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration. Under PREA, original NDAs and BLAs and supplements must contain a pediatric assessment unless the sponsor has received a deferral or waiver. The required assessment must evaluate the safety and effectiveness of the product for the claimed indications in all relevant pediatric subpopulations and support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The sponsor or FDA may request a deferral of pediatric clinical trials for some or all of the pediatric subpopulations. A deferral may be granted for several reasons, including a finding that the drug is ready for approval for use in adults before pediatric clinical trials are complete or that additional safety or effectiveness data needs to be collected before the pediatric clinical trials begin. The FDA must send a non-compliance
letter to any sponsor that fails to submit the required assessment, keep a deferral current or fails to submit a request for approval of a pediatric formulation.
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
Biosimilars and Exclusivity
The ACA includes a subtitle called the Biologics Price Competition and Innovation Act of 2009, or BPCIA, which created an abbreviated approval pathway for biological products that are biosimilar to or interchangeable with an
FDA-licensed
reference biological product. To date, relatively few biosimilars have been licensed under the BPCIA, although numerous biosimilars have been approved in Europe. The FDA has issued several guidance documents outlining an approach to review and approval of biosimilars. Biosimilarity, which requires that there be no clinically meaningful differences between the biological product and the reference product in terms of safety, purity, and potency, can be shown through analytical studies, animal studies, and a clinical study or studies. Interchangeability requires that a product is biosimilar to the reference product and the product must demonstrate that it can be expected to produce the same clinical results as the reference product in any given patient and, for products that are administered multiple times to an individual, the biologic and the reference biologic may be alternated or switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biologic.

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
Foreign Regulation
To market any product outside of the United States, we would need to comply with numerous and varying regulatory requirements of other countries regarding safety and efficacy and governing, among other things, clinical trials, marketing authorization, commercial sales and distribution of our products. The foreign regulatory approval process includes all of the risks associated with FDA approval set forth above, as well as additional country-specific regulation
Whether or not we obtain FDA approval for a product, we must obtain approval of a product by the comparable regulatory authorities of foreign countries before we can commence clinical trials or marketing of the product in those countries. Approval by one regulatory authority does not ensure approval by regulatory authorities in other jurisdictions. The approval process varies from country to country, can involve additional testing beyond that required by FDA, and may be longer or shorter than that required for FDA approval. The requirements governing the conduct of clinical trials, product licensing, pricing, promotion, and reimbursement vary greatly from country to country.
Non-clinical
Studies and Clinical Trials
Similarly to the United States, the various phases of
non-clinical
and clinical research in the European Union, or EU are subject to significant regulatory controls.

Non-clinical
studies are performed to demonstrate the health or environmental safety of new chemical or biological substances.
Non-clinical
studies must be conducted in compliance with the principles of good laboratory practice, or GLP, as set forth in EU Directive 2004/10/EC. In particular, non-clinical
studies, both in vitro and in vivo, must be planned, performed, monitored, recorded, reported and archived in accordance with the GLP principles, which define a set of rules and criteria for a quality system for the organizational process and the conditions for non-clinical
studies. These GLP standards reflect the Organization for Economic
Co-operation
and Development requirements.
Clinical trials of medicinal products in the EU must be conducted in accordance with EU and national regulations and the International Conference on Harmonization, or ICH, guidelines on Good Clinical Practices, or GCP, as well as the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki. If the sponsor of the clinical trial is not established within the EU, it must appoint an EU entity to act as its legal representative. The sponsor must take out a clinical trial insurance policy, and in most EU countries, the sponsor is liable to provide ‘no fault’ compensation to any study subject injured in the clinical trial.
The regulatory landscape related to clinical trials in the EU has been subject to recent changes. The EU Clinical Trials Regulation, or CTR, which was adopted in April 2014 and repeals the EU Clinical Trials Directive, became applicable on January 31, 2022. Unlike directives, the CTR is directly applicable in all EU member states without the need for member states to further implement it into national law. The CTR notably harmonizes the assessment and supervision processes for clinical trials throughout the EU via a Clinical Trials Information System, which contains a centralized EU portal and database.
While the Clinical Trials Directive required a separate clinical trial application, or CTA, to be submitted in each member state, to both the competent national health authority and an independent ethics committee, much like the FDA and IRB respectively, the CTR introduces a centralized process and only requires the submission of a single application to all member states concerned. The CTR allows sponsors to make a single submission to both the competent authority and an ethics committee in each member state, leading to a single decision per member state. The CTA must include, among other things, a copy of the trial protocol and an investigational medicinal product dossier containing information about the manufacture and quality of the medicinal product under investigation. The assessment procedure of the CTA has been harmonized as well, including a joint assessment by all member states concerned, and a separate assessment by each member state with respect to specific requirements related to its own territory, including ethics rules. Each member state’s decision is communicated to the sponsor via the centralized EU portal. Once the CTA is approved, clinical study development may proceed.
The CTR foresees a three-year transition period. The extent to which ongoing and new clinical trials will be governed by the CTR varies. For clinical trials whose CTA was made under the Clinical Trials Directive before January 31, 2022, the Clinical Trials Directive will continue to apply on a transitional basis for three years. Additionally, sponsors may still choose to submit a CTA under either the Clinical Trials Directive or the CTR until January 31, 2023 and, if authorized, those will be governed by the Clinical Trials Directive until January 31, 2025. By that date, all ongoing trials will become subject to the provisions of the CTR.
Medicines used in clinical trials must be manufactured in accordance with Good Manufacturing Practice, or GMP. Other national and
EU-wide
regulatory requirements may also apply.
Marketing Authorization
In order to market our future product candidates in the EU and many other foreign jurisdictions, we must obtain separate regulatory approvals. More concretely, in the EU, medicinal product candidates can only be commercialized after obtaining a marketing authorization, or MA. To obtain regulatory approval of a product candidate under EU regulatory systems, we must submit a MA application, or MAA. The process for doing this depends, among other things, on the nature of the medicinal product. There are two types of MAs:

•
“Centralized MAs” are issued by the European Commission through the centralized procedure based on the opinion of the Committee for Medicinal Products for Human Use, or CHMP, of the European Medicines Agency, or EMA, and are valid throughout the EU. The centralized procedure is compulsory for certain types of medicinal products such as (i) medicinal products derived from biotechnological processes, (ii) designated orphan medicinal products, (iii) advanced therapy medicinal products, or ATMPs (such as gene therapy, somatic cell therapy and tissue engineered products) and (iv) medicinal products containing a new active substance indicated for the treatment of certain diseases, such as HIV/AIDS, cancer, diabetes, neurodegenerative diseases or autoimmune diseases and other immune dysfunctions, and viral diseases. The centralized procedure is optional for products containing a new active substance not authorized in the EU before May 20, 2004, or that represent a significant therapeutic, scientific or technical innovation, or whose authorization would be in the interest of public health in the EU.

•
“National MAs” are issued by the competent authorities of the EU member states, only cover their respective territory, and are available for product candidates not falling within the mandatory scope of the centralized procedure. Where a product has already been authorized for marketing in an EU member state, this national MA can be recognized in another member state through the mutual recognition procedure. If the product has not received a national MA in any member state at the time of application, it can be approved simultaneously in various member states through the decentralized procedure. Under the decentralized procedure an identical dossier is submitted to the competent authorities of each of the member states in which the MA is sought, one of which is selected by the applicant as the reference member state.

Under the centralized procedure the maximum timeframe for the evaluation of an MAA by the EMA is 210 days, excluding clock stops.
Data and Marketing Exclusivity
In the EU, new products authorized for marketing (
i.e.
, reference products) generally receive eight years of data exclusivity and an additional two years of market exclusivity upon MA. If granted, the data exclusivity period prevents generic and biosimilar applicants from relying on the preclinical and clinical trial data contained in the dossier of the reference product when applying for a generic or biosimilar MA in the EU during a period of eight years from the date on which the reference product was first authorized in the EU. The market exclusivity period prevents a successful generic or biosimilar applicant from commercializing its product in the EU until ten years have elapsed from the initial MA of the reference product in the EU. The overall ten-year
market exclusivity period can be extended to a maximum of eleven years if, during the first eight years of those ten years, the MA holder obtains an authorization for one or more new therapeutic indications, which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies. However, there is no guarantee that a product will be considered by the EU’s regulatory authorities to be a new chemical or biological entity, and products may not qualify for data exclusivity.
Orphan Medicinal Products
The criteria for designating an “orphan medicinal product” in the EU are similar in principle to those in the United States. A medicinal product can be designated as an orphan if its sponsor can establish that: (1) the product is intended for the diagnosis, prevention or treatment of a life threatening or chronically debilitating condition (2) either (a) such condition affects not more than five in 10,000 persons in the EU when the application is made, or (b) the product, without the benefits derived from the orphan status, would not generate sufficient return in the EU to justify the necessary investment; and (3) there exists no satisfactory method of diagnosis, prevention or treatment of the condition in question that has been authorized for marketing in the EU or, if such method exists, the product will be of significant benefit to those affected by that condition.
An EU orphan drug designation entitles a party to incentives such as reduction of fees or fee waivers, protocol assistance, and access to the centralized procedure. Upon grant of a MA, orphan medicinal products are entitled to a ten years of market exclusivity for the approved indication, which means that the competent authorities cannot accept another MAA, or grant a MA, or accept an application to extend a MA for a similar medicinal product for the same indication for a period of ten years. The period of market exclusivity is extended by two years for orphan medicinal products that have also complied with an agreed pediatric investigation plan, or PIP. No extension to any supplementary protection certificate can be granted on the basis of pediatric studies for orphan indications. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.
The orphan exclusivity period may be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria for which it received orphan drug destination, including where it is shown that the product is sufficiently profitable not to justify maintenance of market exclusivity or where the prevalence of the condition has increased above the threshold. Orphan drug designation must be requested before submitting an MAA. Additionally, MA may be granted to a similar product for the same indication at any time if (i) the second applicant can establish that its product, although similar, is safer, more effective or otherwise clinically superior; (ii) the applicant consents to a second orphan medicinal product application; or (iii) the applicant cannot supply enough orphan medicinal product.
Pediatric Development
In the EU, MAAs for new medicinal products have to include the results of studies conducted in the pediatric population, in compliance with a PIP agreed with the EMA’s Pediatric Committee, or PDCO. The PIP sets out the timing and measures proposed to generate data to support a pediatric indication of the drug for which MA is being sought. The PDCO can grant a deferral of the obligation to implement some or all of the measures of the PIP until there are sufficient data to demonstrate the efficacy and safety of the product in adults. Further, the obligation to provide pediatric clinical trial data can be waived by the PDCO when these data is not needed or appropriate because the product is likely to be ineffective or unsafe in children, the disease or condition for which the product is intended occurs only in adult populations, or when the product does not represent a significant therapeutic benefit over existing treatments for pediatric patients. Once the MA is obtained in all the EU member states and study results are included in the product information, even when negative, the product is eligible for six months’ supplementary protection certificate extension (if any is in effect at the time of approval) or, in the case of orphan pharmaceutical products, a two year extension of the orphan market exclusivity is granted..
Post-Approval Requirements
Similar to the United States, both MA holders and manufacturers of medicinal products are subject to comprehensive regulatory oversight by the EMA, the European Commission and/or the competent regulatory authorities of the member states. The holder of a MA must establish and maintain a pharmacovigilance system and appoint an individual qualified person for pharmacovigilance who is responsible for oversight of that system. Key obligations include expedited reporting of suspected serious adverse reactions and submission of periodic safety update reports, or PSURs.
All new MAA must include a risk management plan, or RMP, describing the risk management system that the company will put in place and documenting measures to prevent or minimize the risks associated with the product. The regulatory authorities may also impose specific obligations as a condition of the MA. Such risk-minimization measures or post-authorization obligations may include additional safety monitoring, more frequent submission of PSURs, or the conduct of additional clinical trials or post-authorization safety studies.
The advertising and promotion of medicinal products is also subject to laws concerning promotion of medicinal products, interactions with physicians, misleading and comparative advertising and unfair commercial practices. All advertising and promotional activities for the product must be consistent with the approved summary of product characteristics, and therefore all off-label
promotion is prohibited.
Direct-to-consumer
advertising of prescription medicines is also prohibited in the EU. Although general requirements for advertising and promotion of medicinal products are established under EU directives, the details are governed by regulations in each member state and can differ from one country to another.
The aforementioned EU rules are generally applicable in the European Economic Area, or EEA, which consists of the 27 EU member states plus Norway, Liechtenstein and Iceland.
Failure to comply with EU and member state laws that apply to the conduct of clinical trials, manufacturing approval, MA of medicinal products and marketing of such products, both before and after grant of the MA, manufacturing of pharmaceutical products, statutory health insurance, bribery and anti-corruption or with other applicable regulatory requirements may result in administrative, civil or criminal penalties. These penalties could include delays or refusal to authorize the conduct of clinical trials, or to grant MA, product withdrawals and recalls, product seizures, suspension, withdrawal or variation of the MA, total or partial suspension of production, distribution, manufacturing or clinical trials, operating restrictions, injunctions, suspension of licenses, fines and criminal penalties.

Brexit and the Regulatory Framework in the United Kingdom
The United Kingdom, or UK, left the EU on January 31, 2020, following which existing EU medicinal product legislation continued to apply in the UK during the transition period under the terms of the
EU-UK
Withdrawal Agreement. The transition period, which ended on December 31, 2020, maintained access to the EU single market and to the global trade deals negotiated by the EU on behalf of its members. The transition period provided time for the UK and EU to negotiate a framework for partnership for the future, which was then crystallized in the Trade and Cooperation Agreement, or TCA, and became effective on the January 1, 2021. The TCA includes specific provisions concerning pharmaceuticals, which include the mutual recognition of GMP inspections of manufacturing facilities for medicinal products and GMP documents issued, but does not foresee wholesale mutual recognition of UK and EU pharmaceutical regulations.
EU laws which have been transposed into UK law through secondary legislation continue to be applicable as “retained EU law”. However, new legislation such as the EU CTR will not be applicable. The UK government has passed a new Medicines and Medical Devices Act 2021, which introduces delegated powers in favor of the Secretary of State or an ‘appropriate authority’ to amend or supplement existing regulations in the area of medicinal products and medical devices. This allows new rules to be introduced in the future by way of secondary legislation, which aims to allow flexibility in addressing regulatory gaps and future changes in the fields of human medicines, clinical trials and medical devices.
As of January 1, 2021, the Medicines and Healthcare products Regulatory Agency, or MHRA, is the UK’s standalone medicines and medical devices regulator. As a result of the Northern Ireland protocol, different rules will apply in Northern Ireland than in England, Wales, and Scotland, together, Great Britain, or GB; broadly, Northern Ireland will continue to follow the EU regulatory regime, but its national competent authority will remain the MHRA. The MHRA has published a guidance on how various aspects of the UK regulatory regime for medicines will operate in GB and in Northern Ireland following the expiry of the Brexit transition period on December 31, 2020. The guidance includes clinical trials, importing, exporting, and pharmacovigilance and is relevant to any business involved in the research, development, or commercialization of medicines in the UK. The new guidance was given effect via the Human Medicines Regulations (Amendment etc.) (EU Exit) Regulations 2019, or the “Exit Regulations.
The MHRA has introduced changes to national licensing procedures, including procedures to prioritize access to new medicines that will benefit patients, including a
150-day
assessment and a rolling review procedure. All existing EU MAs for centrally authorized products were automatically converted or grandfathered into UK MAs, effective in GB (only), free of charge on January 1, 2021, unless the MA holder chooses to opt-out.
In order to use the centralized procedure to obtain a MA that will be valid throughout the EEA, companies must be established in the EEA. Therefore after Brexit, companies established in the UK can no longer use the EU centralized procedure and instead an EEA entity must hold any centralized MAs. In order to obtain a UK MA to commercialize products in the UK, an applicant must be established in the UK and must follow one of the UK national authorization procedures or one of the remaining post-Brexit international cooperation procedures to obtain an MA to commercialize products in the UK. The MHRA may rely on a decision taken by the European Commission on the approval of a new (centralized procedure) MA when determining an application for a GB authorization; or use the MHRA’s decentralized or mutual recognition procedures which enable MAs approved in EU member states (or Iceland, Liechtenstein, Norway) to be granted in GB.
There will be no
pre-MA
orphan designation. Instead, the MHRA will review applications for orphan designation in parallel to the corresponding MA application. The criteria are essentially the same, but have been tailored for the market, i.e., the prevalence of the condition in GB, rather than the EU, must not be more than five in 10,000. Should an orphan designation be granted, the period or market exclusivity will be set from the date of first approval of the product in GB.
Regulation of Combination Products in the EU
The EU regulates medical devices and medicinal products separately, through different legislative instruments, and the applicable requirements will vary depending on the type of drug-device combination product. EU guidance has been published to help manufacturers select the right regulatory framework.
Drug-delivery products intended to administer a medicinal product where the medicinal product and the device form a single integral product are regulated as medicinal products in the EU. The EMA is responsible for evaluating the quality, safety and efficacy of MAAs submitted through the centralized procedure, including the safety and performance of the medical device in relation to its use with the medicinal product. The EMA or the EU member state national competent authority will assess the product in accordance with the rules for medicinal products described above but the device part must comply with the Medical Devices Regulation (including the general safety and performance requirements provided in Annex I). MAA must include—where available—the results of the assessment of the conformity of the device part with the Medical Devices Regulation contained in the manufacturer’s EU declaration of conformity of the device or the relevant certificate issued by a notified body. If the MAA does not include the results of the conformity assessment and where for the conformity assessment of the device, if used separately, the involvement of a notified body is required, the competent authority must require the applicant to provide a notified body opinion on the conformity of the device.

By contrast, in case of drug-delivery products intended to administer a medicinal product where the device and the medicinal product do not form a single integral product (but are e.g.
co-packaged),
the medicinal product is regulated in accordance with the rules for medicinal products described above while the device part is regulated as a medical device and will have to comply with all the requirements set forth by the Medical Devices Regulation.
The characteristics of
non-integral
devices used for the administration of medicinal products may impact the quality, safety and efficacy profile of the medicinal products. To the extent that administration devices are co-packaged
with the medicinal product or, in exceptional cases, where the use of a specific type of administration device is specifically provided for in the product information of the medicinal product, additional information may need to be provided in the MAA for the medicinal product on the characteristics of the medical device(s) that may impact on the quality, safety and/or efficacy of the medicinal product.
The requirements regarding quality documentation for medicinal products when used with a medical device, including single integral products, co-packaged
and referenced products, are outlined in the EMA guideline of July 22, 2021, which became applicable as of January 1, 2022.
The aforementioned EU rules are generally applicable in the EEA.
Other Healthcare Laws
In addition to FDA restrictions on marketing of pharmaceutical products, other U.S. federal, state and foreign healthcare regulatory laws restrict business practices in the biopharmaceutical industry, which include, but are not limited to, state, federal and foreign anti-kickback, false claims, and transparency laws regarding drug pricing and payments or other items of value provided to physicians and other healthcare providers.
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
In addition, there has been a recent trend of increased federal and state regulation of payments made to physicians and other healthcare providers. The ACA imposed, among other things, new annual reporting requirements for covered manufacturers for certain payments and “transfers of value” provided to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain non-physician
providers such as physician assistants and nurse practitioners, and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. Covered manufacturers must submit reports by the 90 th
day of each subsequent calendar year.
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
To the extent that TransCon hGH or any of our other product candidates, once approved, are sold in a foreign country, we may be subject to similar foreign laws and regulations, which may include, for instance, applicable post-marketing requirements, including safety surveillance, anti-fraud and abuse laws, and implementation of corporate compliance programs and reporting of payments or other transfers of value to healthcare professionals.
Coverage and Reimbursement
Significant uncertainty exists as to the coverage and reimbursement status of any drug or medical device products for which we obtain regulatory approval. In the United States and markets in other countries, patients who are prescribed treatments for their conditions and providers performing the prescribed services generally rely on third-party payors to reimburse all or part of the associated healthcare costs. Patients are unlikely to use our products unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of our products. Sales of SKYTROFA or any other products for which we receive regulatory approval for commercial sale will therefore depend, in part, on the availability of coverage and adequate reimbursement from third-party payors. Third-party payors include government authorities, managed care providers, private health insurers and other organizations.
Third-party payors may limit coverage to specific drug products on an approved list, also known as a formulary, which might not include all of the
FDA-approved
drugs for a particular indication. A decision by a third-party payor not to cover SKYTROFA or our other product candidates could reduce physician utilization of our products and have a material adverse effect on our sales, results of operations and financial condition. Moreover, a third-party payor’s decision to provide coverage for a drug or medical device product does not imply that an adequate reimbursement rate will be approved. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development. Additionally, coverage and reimbursement for new products can differ significantly from payor to payor. One third-party payor’s decision to cover a particular medical product or service does not ensure that other payors will also provide coverage for the medical product or service or that they will provide coverage at an adequate reimbursement rate. As a result, the coverage determination process will require us to provide scientific and clinical support for the use of our products to each payor separately and will be a time-consuming process.
The containment of healthcare costs has become a priority of federal, state and foreign governments, and the prices of drugs have been a focus in this effort. Third-party payors are increasingly challenging the prices charged for medical products and services, examining the medical necessity and reviewing the cost-effectiveness of drugs, medical devices and medical services, in addition to questioning safety and efficacy. If these third-party payors do not consider our products to be cost-effective compared to other available therapies, they may not cover our products after FDA approval or, if they do, the level of payment may not be sufficient to allow us to sell our products at a profit. Many countries outside the U.S., including the EU member states, established complex and lengthy procedures to obtain price approvals, coverage and reimbursement. These procedures vary from country to country but are commonly initiated after grant of the related MA. Many EU member states review periodically their decisions concerning the pricing and reimbursement of medicinal products. The outcome of these reviews cannot be predicted and could have adverse effects on the pricing and reimbursement of our medicinal products in the EU member states.

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
Since its enactment, there have been judicial, executive and Congressional challenges to certain aspects of the ACA. For example, on June 17, 2021 the U.S. Supreme Court dismissed a challenge on procedural grounds that argued the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress. Thus, the ACA will remain in effect in its current form. Further, prior to the U.S. Supreme Court ruling, President Biden issued an executive order that initiated a special enrollment period for purposes of obtaining health insurance coverage through the ACA marketplace from February 15, 2021 through August 15, 2021. The executive order instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. It is possible that the ACA will be subject to judicial or Congressional challenges in the future. It is unclear how any such challenges and the healthcare reform measures of the Biden administration will impact our business.
On August 2, 2011, the Budget Control Act of 2011 created measures for spending reductions by Congress. These measures include reductions in Medicare payments to providers, capped at 2% per fiscal year, which went into effect on April 1, 2013. These reductions, extended by subsequent legislation, will stay in effect through 2030, with the exception of a temporary suspension from May 1, 2020 through March 31, 2022, unless additional Congressional action is taken. On January 2, 2013, the American Taxpayer Relief Act was signed into law, which, among other things, reduced certain Medicare payments to several types of providers, including hospitals. The legislation also increased the statute of limitations period for the government to recover overpayments to providers from three to five years.
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
In 2011, Directive 2011/24/EU was adopted at the EU level. This Directive establishes a voluntary network of national authorities or bodies responsible for HTA in the individual EU member states. The network facilitates and supports the exchange of scientific information concerning HTAs. Further to this, in December, 2021, Regulation No 2021/2282 on HTA, amending Directive 2011/24/EU, was adopted. This regulation which entered into force in January 2022 intends to boost cooperation among EU member states in assessing health technologies, including new medicinal products, and providing the basis for cooperation at the EU level for joint clinical assessments in these areas. The regulation foresees a three-year transitional period and will permit EU member states to use common HTA tools, methodologies, and procedures across the EU, working together in four main areas, including joint clinical assessment of the innovative health technologies with the most potential impact for patients, joint scientific consultations whereby developers can seek advice from HTA authorities, identification of emerging health technologies to identify promising technologies early, and continuing voluntary cooperation in other areas. Individual EU member states will continue to be responsible for assessing non-clinical
(e.g., economic, social, ethical) aspects of health technology, and making decisions on pricing and reimbursement.
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
Our corporate headquarter is located in Hellerup, Denmark. In addition, we have offices and research and development facilities in Germany and the United States. We do not own facilities for manufacturing of our products and product candidates for the potential pivotal clinical studies, and/or for commercial manufacturing. Accordingly, we engage with Contract Manufacturing Organizations (“CMOs”) to manufacture clinical trial supply, as well as we enter into long term collaborations with CMOs to establish and maintain commercial-scale manufacturing processes for our product candidates and devices.
The following table specifies our leased facilities and their related activities.

Location	Size (in square meters)	Primary usage	Enforceable lease period	Option to extend the lease beyond enforceable lease period
Denmark
Tuborg Boulevard, Hellerup	7,775	Corporate headquarter, administration and R&D	July, 2029	No
Tuborg Boulevard, Hellerup	4,128	Administration	May, 2038	No
Germany
Technologiepark, Heidelberg	2,134	R&D and laboratory facilities	January, 2025	Rolling 24 months option to extend
Technologiepark, Heidelberg	480	R&D and laboratory facilities	December, 2024	No
Technologiepark, Heidelberg	538	R&D and laboratory facilities	October, 2024	No
Grundbuch von Heidelberg Blatt, Heidelberg (1)	2,321	Administration, R&D and laboratory facilities	January, 2026	No
Kurfürstendamm, Berlin	165	Clinical operations	May, 2022	No
United States
Emerson Street, Palo Alto, California	1,134	Administration and clinical operations	April, 2022	No
Redwood City, California	3,681	R&D and laboratory facilities	April, 2030	Option to extend for additional five years
Page Mill, Palo Alto, California (2)	6,765	Administration	October, 2033	Option to extend for up to two periods of five years each
West Windsor Township, New Jersey	1,097	Selling and administration	December, 2025	Option to extend for additional five years

(1)	Our lease in Grundbuch von Heidelberg Blatt was entered in 2021 and commenced in January 2022.
(2)
Our Page Mill lease commenced in November 2020. After entering the lease, the facilities have undergone significant leasehold improvements. The Page Mill location has been in operation since October 1, 2021.

In February 2022 we entered into a lease for our facility in Germany, comprising 11,390 square meters, with a term of 15 years, expected to commence in 2025, where its main activities will be administration, R&D and laboratory functions.
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
Overview
For a description of business highlights in 2021, please refer to “Item 4B. Business Overview”.
We had a net loss of €383.6 million for the year ended December 31, 2021 compared to a net loss of €419.0 million for the year ended December 31, 2020, and a net loss of €218.0 million for the year ended December 31, 2019. Our total equity was €883.6 million as of December 31, 2021 compared to €838.7 million as of December 31, 2020.
Impact from
COVID-19
Pandemic
The
COVID-19
pandemic has affected countries where we are operating, where we have planned or have ongoing clinical trials, and where we rely on third-parties to manufacture preclinical, clinical and commercial supply.
Since
COVID-19
started to spread around the world, we have closely monitored the development, and implemented several measures to accommodate impacts on our business, and to ensure the safety of our employees, including:

•	Encouraging employees to work remotely, reduce travel activity and minimize face-to-face meetings;

•	Establishing home offices, and ensuring proper and secure IT infrastructure to improve the safety and efficiency of the remote work environment;

•	Implementing remote visits for patients enrolled in our clinical trials, including ensuring safe delivery of clinical drugs; and

•	Addressing COVID-19 in relation to logistics and manufacturing at Joint Steering Committees with manufacturing partners.
While
COVID-19
has an impact on how we work and conduct our activities, we have managed to avoid significant disruptions to our operations. Further, while
COVID-19
continues to remain in the global society, we will keep working with
COVID-19
measures to accommodate business disruptions and to achieve our strategic objectives. As a participant in the global fight against spreading the virus, we will maintain and further develop precautionary measures within our organization, including, according to official recommendations, encouraging our employees to work remotely, reduce travel activity and minimize face-to-face
meetings.
In addition, to accommodate efficient procedures for financial reporting, including internal controls, we have, also before the pandemic, structured our work environment to enable our employees to perform their tasks remotely, as appropriate. Accordingly, it has not been necessary to make material changes to our internal control over financial reporting due to the pandemic.
While
COVID-19
has not had a significant impact on our business,
COVID-19
presents elevated risks in certain areas, including:

•
In conducting our clinical trials, there is a risk that suppliers experience delays in providing necessary equipment, consumables and services, which could cause temporary delays in clinical trial activities. In addition, there is a risk that patients will elect not to enroll in trials to limit their exposure to medical institutions, which could have a negative impact on clinical trial enrollment and timelines;

•
Global demand for
COVID-19
vaccines and treatments could result in contract manufacturers not having sufficient capacity to meet scheduled manufacturing. In addition, sourcing of certain types of raw materials, consumables and equipment could result in scheduled manufacturing being delayed or postponed. We are monitoring the global supply chain and as of the date of this report, we have not experienced material delays due to potential effected supply; and

•	Our commercial launch strategy could be negatively impacted by (i) patients not being able to see their physicians, and (ii) our commercial team not being able to meet with physicians.
We monitor the risks from this pandemic closely, and work with relevant stakeholders to avoid and limit disruptions, and to develop and establish working measures. However, while
COVID-19
continues to impact global societies, the uncertainty related to the duration and direction of the pandemic makes the future impact from
COVID-19,
including the magnitude of any impact on our operational results, highly uncertain and unpredictable.
For additional description related to
COVID-19
related risks, please refer to “Item 3D. Risk Factors”.

Financial Operations Overview
Income and Expenses
To date, we have only generated limited revenue from commercial product sales, in addition to revenue from license fees, the assignment of certain intellectual property rights, research and development services rendered under collaboration agreements, including delivery of clinical supply material, and feasibility studies performed for potential partners.
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
Revenue from commercial product sales and clinical trial supply is recognized when the customer has obtained control of the goods and it is probable that we will collect the consideration to which we are entitled for transferring the goods. Control is transferred upon delivery. Service fees are recognized when the services have been performed.
Historically, our revenue has varied substantially, and may continue to vary, from quarter-to-quarter
and
year-to-year,
depending upon, among other things, market adoption and pricing of our commercial products, new collaboration arrangements we may enter into and the terms we are able to negotiate with our collaboration partners. We therefore believe that period-to-period
comparisons should not be relied upon as indicative of our future revenues.
Our operating expenses relate to research and development activities and to selling, general and administration activities.
Research and development costs consist primarily of manufacturing costs, preclinical and clinical study costs and costs for process optimizations and improvements performed by Clinical Research Organizations (“CROs”) and Contract Manufacturing Organizations (“CMOs”), salaries and other personnel costs including pension and share-based payment, the cost of facilities, professional fees, cost of obtaining and maintaining our intellectual property portfolio, and depreciation of non-current
assets used in research and development activities.
Selling, general and administrative expenses comprise salaries and other personnel costs including pension and share-based payment, office supplies, cost of facilities, and depreciation of non-current
assets related to selling, general and administrative activities, and pre-commercial
and commercial activities.
Operating Assets and Liabilities
Our operating assets and liabilities primarily relate to property, plant and equipment, inventories, prepayments and accruals for development costs, lease liabilities, trade payables, and contract liabilities under one of our license agreements. Property, plant and equipment primarily relate to leased facilities, which are recognized and measured as right-of-use
assets in the consolidated financial statements. We have built up inventories to accommodate the commercial launch of SKYTROFA
®
(lonapegsomatropin-tcgd). In addition to the commercial inventories, manufacturing of pre-launch
inventories is initiated for late-stage product candidates and is recognized as inventories. However, since pre-launch
inventories are not realizable prior to obtaining marketing approvals, pre-launch
inventories are immediately written down to zero, through research and development costs. If the marketing approval is obtained, write-downs of pre-launch
inventories will be reversed through research and development costs. We began to ship products to commercial customers in the fourth quarter of 2021 and as a result have recognized trade receivables and provisions related to unsettled sales rebates and product returns.
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
Results of Operations
Comparison of the years ended December 31, 2021, 2020 and 2019:

	Year Ended December 31,
	2021	2020	2019

	(EUR’000)
Revenue	7,778	6,953	13,375
Cost of sales	3,523	—	—

Gross profit	4,255	6,953	13,375

Research and development costs	295,867	260,904	191,621
Selling, general and administrative expenses	160,180	76,669	48,473

Operating profit/(loss)	(451,792)	(330,620)	(226,719)

Share of profit/(loss) in associate	12,041	(9,524)	(8,113)
Finance income	59,718	1,812	17,803
Finance expenses	3,911	80,842	1,221

Profit/(loss) before tax	(383,944)	(419,174)	(218,250)

Tax on profit/(loss) for the year	367	219	234

Net profit/(loss) for the year	(383,577)	(418,955)	(218,016)

Revenue
The following table summarizes our revenue for the years ended December 31, 2021, 2020 and 2019:

	Year Ended December 31,
	2021	2020	2019

	(EUR’000)
Sale of commercial products	943	—	—
Rendering of services	751	2,140	9,919
Sale of clinical supply	3,719	2,206	804
“Right-to-use” licenses	2,365	2,607	2,652

Total revenue	7,778	6,953	13,375

Revenue for the year ended December 31, 2021 was €7.8 million, an increase of €0.8 million, or 12%, compared to €7.0 million for the year ended December 31, 2020, and comprised sale of clinical supplies, rendering of services, and recognition of internal profit deferred from November 2018 when we entered into license agreements with VISEN. In addition, revenue included commercial sale of SKYTROFA (lonapegsomatropin-tcgd) following the U.S. FDA approval on August 25, 2021. We began shipping products to commercial customers in the fourth quarter of 2021. The increase in revenue was primarily attributable to the sale of commercial products, and higher clinical supply sales partly offset by a lower amount of license and service revenue from VISEN.
Revenue for the year ended December 31, 2020 was €7.0 million, a decrease of €6.4 million, or 48%, compared to €13.4 million for the year ended December 31, 2019, and primarily comprised sale of clinical supply, rendering of services, and recognition of internal profit deferred from November 2018 when we entered into the collaboration with VISEN. The decrease was due to a lower amount of license and service revenue, partly offset by sale of clinical supply to VISEN.
Cost of Sales
Cost of sales was €3.5 million for the year ended December 31, 2021, and comprised cost of commercial products sold and cost of clinical supply delivered to VISEN. As this was the first year of commercial sales of SKYTROFA (lonapegsomatropin-tcgd), no similar costs were reported for the years ended December 31, 2020 and 2019.

Research and Development Costs
Research and development costs were €295.9 million for the year ended December 31, 2021, an increase of €35.0 million, or 13%, compared to €260.9 million for the year ended December 31, 2020.
External development costs related to TransCon hGH decreased by €7.4 million compared to the same period last year, primarily due to a positive impact of €53.7 million from reversal of write-down on pre-launch inventories resulted from the U.S. FDA approval of TransCon hGH, known by its brand name SKYTROFA (lonapegsomatropin-tcgd), on August 25, 2021, partly offset by higher cost of manufacturing of product supply, including the cost of upscaling projects with our contract manufacturers, and cost for ongoing clinical trials.
External development costs related to TransCon PTH increased by €7.9 million, reflecting higher costs for clinical trials and clinical supplies, primarily related to our Phase 2 PaTH Forward and our Phase 3 PaTHway clinical trials, higher costs for manufacturing of validation batches, initial costs of building commercial inventory and device development compared to last year.
External development costs related to TransCon CNP increased by €18.3 million, primarily reflecting an increase in manufacturing costs and clinical trial costs for our Phase 2 ACcomplisH Trial.
External development costs related to our oncology product candidates, primarily TransCon TLR7/8 Agonist and TransCon
IL-2
ß/
g
, increased by €7.8 million, reflecting increases in manufacturing costs, as well as higher costs for preclinical and clinical activities as these product candidates progress through the development stages and into manufacturing and clinical trials.
Other research and development costs increased by €8.4 million, primarily driven by an increase in personnel costs of €10.9 million and non-cash
share-based payment of €4.4 million due to a higher number of employees in research and development functions. Facility costs increased by €6.3 million, whereas IT costs decreased by €6.9 million and professional fees decreased by €3.4 million. Other costs allocated to research and development functions decreased by a total of €2.9 million, primarily relating to laboratory operations and supplies. Research and development costs included non-cash
share-based payment of €37.4 million for the year ended December 31, 2021, compared to €33.0 million for the year ended December 31, 2020.
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
External development costs related to our oncology product candidates, primarily TransCon TLR7/8 Agonist and TransCon
IL-2
ß/
g
, increased by €14.1 million, reflecting an increase in manufacturing costs and preclinical costs as these product candidates progress through the early development stages and into manufacturing.
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

Selling,
General and Administrative Expenses
Selling, general and administrative expenses were €160.2 million for the year ended December 31, 2021, an increase of €83.5 million, or 109%, compared to €76.7 million for the year ended December 31, 2020. The higher expenses were primarily due to an increase in personnel costs of €21.2 million and non-cash
share-based payment of €9.2 million for additional commercial and administrative personnel, and an increase in IT costs of €18.3 million, primarily related to the implementation of a new enterprise resource planning system, as well as increases in commercial expenses of €13.9 million, and in professional fees of €9.6 million. Other costs allocated to selling, general and administrative functions increased by a total of €11.3 million, primarily reflecting increased insurance costs of €4.6 million, facility costs of €2.7 million, and travel costs of €1.3 million.
Selling, general and administrative expenses included
non-cash
share-based payment of €29.4 million for the year ended December 31, 2021, compared to €20.2 million for the year ended December 31, 2020.
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
Net Profit / (Loss) of Associate
Net profit of associate was €12.0 million for the year ended December 31, 2021, compared to a net loss of €9.5 million for the year ended December 31, 2020. For the year ended December 31, 2021, the net profit of associate comprised a non-cash
gain of €42.3 million as a result of the Series B financing in VISEN on January 8, 2021, and our share of loss of €30.3 million. The Series B financing did not change our accounting treatment of VISEN.
Net loss in associate was €9.5 million for the year ended December 31, 2020 compared to €8.1 million for the year ended December 31, 2019, which represents the Company’s share of net result in VISEN.
Finance Income and Finance Expenses
Finance income was €59.7 million for the year ended December 31, 2021, an increase of € 57.9 million compared to €1.8 million for the year ended December 31, 2020. Finance expenses were €3.9 million for the year ended December 31, 2021, a decrease of €76.9 million compared to €80.8 million for the year ended December 31, 2020. As we hold positions of cash and cash equivalents, and marketable securities in U.S. Dollar, we are affected by exchange rate fluctuations when reporting our financial results in Euro. For the year ended December 31, 2021, we recognized net exchange rate gains when reporting our U.S. Dollar positions in Euro, reflecting positive exchange rate fluctuations, compared to net exchange rate losses recognized for the year ended December 31, 2020, reflecting negative exchange rate fluctuations.
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
We did not have any interest-bearing debt for any of the periods presented. However, we have accrued interest expenses on lease liabilities in accordance with IFRS 16, “Leases”.
Tax on Profit / (Loss) for the Year
Tax for the year ended December 31, 2021 was a net tax credit of €0.4 million compared to a net tax credit of €0.2 million for the year ended December 31, 2020. Under Danish tax legislation, tax losses may be partly refunded by the tax authorities to the extent such tax losses arise from research and development activities. For the year ended December 31, 2021, the jointly taxed Danish entities had a tax loss, and accordingly were entitled to a tax refund of approximately €0.7 million, partly offset by net tax provisions of €0.3 million in our German and U.S. subsidiaries.

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
At December 31, 2021, 2020 and 2019, we had net deferred tax assets of €325.9 million, €235.0 million, and €128.9 million, respectively, which were not recognized in the consolidated statement of financial position due to uncertainties relating to the future utilization. The increase in the unrecognized deferred tax asset can primarily be attributed to an increase in tax losses carried forward. The deferred tax asset can be carried forward without timing limitations. For tax losses carried forward, certain limitations exist for amounts to be utilized each year.
Critical Accounting Policies, Judgements and Estimates
The consolidated financial statements are prepared in accordance with the International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), and as adopted by the European Union (“EU”). A description of critical accounting policies is provided in Note 2 “Summary of Significant Accounting Policies” and Note 3 “Significant Accounting Judgements and Estimates” in the audited consolidated financial statements as of and for the years ended December 31, 2021, 2020 and 2019, of this annual report.
Critical Accounting Judgements
Critical accounting judgements which have a material impact on the consolidated financial statements are described in the following sections.
Other Revenue
Other revenue is primarily generated from collaboration and license agreements, which typically involve multiple promises, and thus require significant judgements by management on certain areas including:

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
Three license agreements with the Company’s associate VISEN Pharmaceuticals (“licensee”), grant the licensee exclusive rights to develop, manufacture, and commercialize patented product candidates in Greater China, including the right to grant sub-licenses
to third parties. In addition to the licenses, the Company will provide development services and deliver clinical supply material for clinical trials within Greater China.
Critical judgements relating to the license agreements are described below.
Classification of License Agreements
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

Identifying Performance Obligations
In determination of the performance obligations and allocation of the transaction price, the stand-alone values of the promises and the Company’s responsibility in the development activities have been considered. Since licensed product candidates are all in Phase 1 clinical trials or later stages of development, the licensee can benefit from each promise in the contract either on their own or together with readily available resources. Accordingly, licenses, development services, and clinical trial supplies are all considered distinct performance obligations.
Classification of Licenses as
“Right-to-Use”
or
“Right-to-Access”
Management has considered whether the Company is obligated or expected to perform research and development activities that significantly affect the licensee’s ability to benefit from the product candidates. Since licensed products are patented drug formulas, future activities performed by the Company do not affect their stand-alone functionalities. Accordingly, all three licenses have been classified as
“right-to-use”,
with revenue recognized at the point in time, where licensee is granted access to the intellectual property.
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
Critical Estimation Uncertainties
The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below.
Revenue and Provisions
Provision for Sales Rebates and Product Returns
Sales rebates and product returns are considered variable consideration and constrained to the extent that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties associated with the rebate item is subsequently resolved, or for product returns, when the sold products are distributed to patients.
Provisions for unsettled sales rebates and product returns are estimated on the basis of a percentage of sales as defined by individual agreements and contracts, and for government rebates by individual state- and plan agreements. Further input in the calculations is based on payer channel mix, current contract prices under eligible programs, patient groups and current inventory levels in the distribution channels. Provisions are adjusted to absolute amounts and recognized as other liabilities when estimated sales rebates and returns are processed.

Share-Based Payment
Warrant Compensation Costs
IFRS 2, “Share-Based Payment” requires an entity to reflect in its consolidated statement of profit or loss and financial position, the effects of share-based payment transactions. Warrant compensation costs are recognized as cost of sales, research and development costs or selling, general and administrative expenses, as appropriate, over the vesting period, based on management’s best estimate of the number of warrants that will ultimately vests, which is subject to uncertainty.
Warrant compensation costs are measured according to the grant date fair values of the warrants granted. Estimating fair values requires the Company to apply generally accepted valuation models and apply these models consistently according to the terms and conditions of the specific warrant program. Under all warrant programs, the Black-Scholes option-pricing model has been applied to determine the fair value of warrants granted. Subjective judgements and assumptions, which are subject to estimation uncertainties, need to be exercised in determining the appropriate input to the valuation model. These inputs include expected volatility of the Company’s share price for a historic period equaling the expected lifetime of the warrants, reflecting the assumption that the historical volatility over a period similar to the life of the warrants is indicative of future trends. In 2021, the Company has for the first time, in connection with determining the grant date fair value of warrants and accordingly, warrant compensation costs, applied the price of the Company’s ADSs, each representing one ordinary share of the Company, as input for expected volatility. Until December 31, 2020, the expected volatility was calculated using a simple average of daily historical data of comparable publicly traded companies, as the Company did not have sufficient data for the volatility of the Company’s own share price. For additional details on the Company’s warrant program and option-pricing model input, refer to Note 7 “Share-based Payment” appearing elsewhere in this annual report.
Warrant compensation cost recognized in the consolidated statement of profit or loss was €66.1 million, €53.2 million and €37.5 million for the years ended December 31, 2021, 2020 and 2019, respectively.
Prepayments and Accruals
Project Development Costs
Development of drug candidates requires significant resources, and establishment of long-term working relationships with CROs and CMOs. Work performed by CROs and CMOs and other suppliers, often comprise deliveries for more than one reporting period, and where payment terms for contractual work do not necessarily reflect the stage of completion of the individual projects and activities. Accordingly, determination of the stage of completion for ongoing project activities include estimation uncertainties as future efforts to complete the specific activity may be difficult to predict.
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
As of December 31, 2021, the consolidated statement of financial position included prepaid project costs of €8.0 million and accrued project costs of €23.5 million, compared to €10.5 million and €17.0 million, respectively, as of December 31, 2020.

Quantitative and Qualitative Disclosures about Market Risk
Our activities expose us to the financial risks of changes in foreign currency exchange rates and interest rates. We do not enter into derivative financial instruments to manage our exposure to such risks.
Foreign Currency Risk
We are exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the U.S. Dollar, the British Pound and the Danish Krone. We have received payments in U.S. Dollars under our collaborations and the proceeds from our Series D financing in November 2014, our IPO in February 2015 and our follow-on
offerings, the latest being in September 2021, were in U.S. Dollars. We seek to minimize our exchange rate risk by maintaining cash positions in the currencies in which we expect to incur the majority of our future expenses and we make payments from those positions. As required under IFRS, we perform an analysis and report on our foreign currency exposure on an annual basis.
At December 31, 2021, the direct exposure from U.S. Dollar (U.S. Dollar monetary assets and liabilities held by
non-U.S.
Dollar entities) was €549.2 million, which primarily related to cash and cash equivalents, and marketable securities. A sensitivity analysis of our exposure to the U.S. Dollar based on outstanding foreign currency denominated monetary items as of December 31, 2021 shows that a strengthening of the U.S. Dollar against the Euro by 10% would increase profit or loss and equity before tax by €54.9 million. A 10% weakening of the U.S. Dollar against the Euro would decrease profit or loss and equity before tax by a similar amount.
At December 31, 2021, the direct exposure from British Pound (British Pound monetary assets and liabilities held by non-British
Pound entities) was €6.7 million, which primarily related to cash. A sensitivity analysis of our exposure to the British Pound based on outstanding foreign currency denominated monetary items as of December 31, 2021 shows that a strengthening of the British Pound against the Euro by 10% would increase profit or loss and equity before tax by €0.7 million. A 10% weakening of the British Pound against the Euro would decrease profit or loss and equity before tax by a similar amount.
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
Credit Risk
We have adopted an investment policy with the primary purpose of preserving capital, fulfilling our liquidity needs and diversifying the risks associated with cash, cash equivalents and marketable securities. Our investment policy establishes minimum ratings for institutions with which we hold cash, cash equivalents and marketable securities, as well as rating and concentration limits for marketable securities held.
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
assigned by international credit-rating agencies. The banks are reviewed on a regular basis and deposits may be transferred during the year to mitigate credit risk. In order to mitigate the concentration of credit risks on bank deposits and to preserve capital, a portion of the bank deposits have been placed into primarily U.S. government bonds, treasury bills, corporate bonds, and commercial papers. Our investment policy, approved by the board of directors, only allows investment in marketable securities having investment grade credit-ratings, assigned by international credit-rating agencies. Accordingly, the risk from probability of default is low. On each reporting date, we consider the risk of expected credit loss on bank deposits and marketable securities, including the hypothetical impact arising from the probability of default, which is considered in conjunction with the expected loss caused by default by banks or securities with similar credit-ratings and attributes. In line with previous periods, this assessment did not reveal a material impairment loss, and accordingly no provision for expected credit loss has been recognized.

Marketable securities specified by investment grade credit rating are specified below:

	December 31, 2021		December 31, 2020
	Carrying amount	Fair value	Carrying amount	Fair value

	(EUR’000)
Marketable securities specified by investment grade credit rating
Prime	—	—	7,716	7,714
High grade	144,307	144,030	142,339	142,352
Upper medium grade	196,909	196,566	99,503	99,464
Lower medium grade	2,142	2,135	—	—

Total marketable securities	343,358	342,731	249,558	249,530

At the reporting dates, there are no significant overdue trade receivable balances. As a result, write-down to accommodate expected credit-losses is not deemed material.

B.	Liquidity and Capital Resources
Our liquidity and capital resources comprise cash, cash equivalents and marketable securities.
As of December 31, 2021, these amounted to €789.6 million, and are specified as follows:

	Carrying amount	Fair value

	(EUR’000)
December 31, 2021
Liquidity and capital resources
Marketable securities	343,358	342,731
Cash and cash equivalents	446,267	446,267

Total liquidity and capital resources	789,625	788,998

Classification in consolidated statement of financial position
Non-current assets	107,561	107,175
Current assets	682,064	681,823

Total liquidity and capital resources	789,625	788,998

Marketable securities have a weighted average duration of 5.8 and 16.7 months, for current (i.e., those maturing within twelve months after the reporting date) and non-current
positions, respectively. The entire portfolio of marketable securities (current and non-current)
has a weighted average duration of 9.2 months.
We have historically funded our operations primarily through issuance of preference shares, ordinary shares, including our initial public offering, follow-on
offerings and exercise of warrants, convertible debt securities, and payments to us made under collaboration agreements.
In February 2015, we announced the closing of our initial public offering, with net proceeds of $111.5 million (or €101.4 million). In addition, we have completed follow-on
public offerings of American Depositary Shares (“ADSs”) as specified below (all amounts disclosed after deducting underwriters’ commissions and offering expenses):

•	In 2016, with net proceeds of $127.1 million (or €116.6 million);

•	In 2017, with net proceeds of $145.2 million (or €123.1 million);

•	In 2018, with net proceeds of $242.5 million (or €198.6 million);

•	In 2019, with net proceeds of $539.4 million (or €480.3 million);

•	In 2020, with net proceeds of $654.6 million (or €580.5 million); and

•	In 2021, with net proceeds of $436.3 million (or €367.9 million).

Our expenditures are primarily related to research and development activities and general and administrative activities to support our therapeutic areas within endocrinology and oncology. In addition, expenditures relate to building our sales and marketing capabilities, and inventories, to support the ongoing launch of SKYTROFA (lonapegsomatropin-tcgd), as well as preparation for future product launches.
Cash requirements
We maintain cash-forecasts to ensure sufficient cash reserves are available to settle liabilities as they fall due. Cash reserves should be in place to support the daily operations and strategic objectives to support clinical trials and other development activities in line with our corporate objectives.
As of December 31, 2021, our cash requirements primarily relate to following:

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
The length of leases varies from two to eleven years, without considering optional extension periods. Our cash requirements for our lease obligations (on an undiscounted basis) are €7.1 million and €119.8 million, for the short-term (payable within twelve months after the reporting date) and long-term (payable beyond twelve months after the reporting date), respectively. In January 2022, one lease commenced for our facility in Germany with an enforceable lease term of four years. In addition, in February 2022 we entered into a facility lease in Germany with an enforceable lease term of 15 years, which is expected to commence in 2025. Refer to Note 21 “Subsequent events” of this annual report for further details. When including the impact of these new leases in Germany, which are not recognized as lease liabilities in the consolidated statement of financial position at December 31, 2021, our cash requirements for lease obligations (on an undiscounted basis) are expected with to be €7.7 million and €192.2 million, for the short-term and long-term, respectively. Our lease obligations establish ancillary contractual commitments in relation to utilities, maintenance, levies, and other services. Costs relating to those commitments are recognized as services are received. Further, we have commitments related to short-term leases and leases of low value assets, and IT and facility related services. Costs relating to those commitments are recognized as services are received.
Obligations related to property, plant and equipment which include construction of leasehold improvements amounts to €8.4 million and is partly subject to reimbursement from one lessor. The work is expected to be finalized and settled in 2022.
We have also entered into long-term commercial supply agreements, to support the commercial manufacturing of SKYTROFA (lonapegsomatropin-tcgd), and manufacturing of pre-launch
inventories related to TransCon PTH. Commercial supply agreements may include purchase obligations, usually determined on binding and non-binding
supply forecasts, that are subject to continuous negotiation and adjustments according to the individual contractual terms and conditions. At December 31, 2021, cash requirements for those purchase obligations are €85.7 million and €82.9 million, for the short-term and long-term, respectively, excluding non-binding
commitments for purchase of raw materials and intermediates used in the manufacturing process.
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
Based on our current operating plan, we believe that our existing cash, cash equivalents, and marketable securities as of December 31, 2021 will be sufficient to meet our projected cash requirements for at least twelve months from the date of this annual report. However, our operating plan may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned. Our future funding requirements will depend on many factors, including, but not limited to:

•
the manufacturing, selling and marketing costs associated with TransCon hGH and with our other product candidates, if approved, including the cost and timing of building our sales and marketing capabilities;

•	the timing, receipt, and amount of sales of, or royalties on, TransCon hGH and any future products;

•	the sales price and the availability of adequate third-party coverage and reimbursement for TransCon hGH and for our other product candidates, if approved;

•	our ability to establish and maintain strategic partnerships, licensing or other arrangements and the financial terms of such agreements;

•	our ability to collect payments which are due to us from collaboration partners (if any), which in turn is impacted by the financial standing of any such collaboration partners;

•
the progress, timing, scope, results and costs of our preclinical studies and clinical trials and manufacturing activities for our product candidates that have not been licensed, including the ability to enroll patients in a timely manner for clinical trials;

•	the time and cost necessary to obtain regulatory approvals for our product candidates and the costs of post-marketing studies that could be required by regulatory authorities;

•	the cash requirements of any future acquisitions or discovery of product candidates;

•	the number and scope of preclinical and discovery programs that we decide to pursue or initiate;

•	the potential acquisition and in-licensing of other technologies, products or assets;

•	the time and cost necessary to respond to technological and market developments, including further development of our TransCon technologies;

•
the achievement of development, regulatory and commercial milestones resulting in the payment to us from collaboration partners of contractual milestone payments and the timing of receipt of such payments, if any;

•
our progress in the successful commercialization and
co-promotion
of TransCon hGH and of our other product candidates, if approved, and our efforts to develop and commercialize our other existing product candidates; and

•
the costs of filing, prosecuting, maintaining, defending and enforcing any patent claims and other intellectual property rights, including litigation costs and the outcome of such litigation, including costs of defending any claims of infringement brought by others in connection with the development, manufacture or commercialization of our product candidates.

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
The following table summarizes our cash flows for the years ended December 31, 2021, 2020 and 2019:

	Year Ended December 31,
	2021	2020	2019

	(EUR’000)
Cash flows from/(used in) operating activities	(417,649)	(271,548)	(175,936)
Cash flows from/(used in) investing activities	(110,579)	(291,199)	(5,159)
Cash flows from/(used in) financing activities	351,387	602,650	493,593

Net increase in cash and cash equivalents	(176,841)	39,903	312,498

Cash flows from/(used in) Operating Activities
Cash flows used in operating activities for the year ended December 31, 2021 was €417.6 million compared to €271.5 million for the year ended December 31, 2020. The net loss for the year ended December 31, 2021 of €383.6 million included non-cash
charges of €67.8 million, comprising share-based payment of €66.8 million, and depreciation and amortization of €15.4 million, partly offset by non-cash
revenue of €2.4 million, and net gain from share of profit/(loss) of associate of €12.0 million. In addition, net loss for the year comprises non-operating
items from net financial income and expenses and income taxes of net €54.2 million, primarily related to foreign exchange rate gain from U.S. Dollar denominated cash and cash equivalents, and marketable securities.
Net change in working capital and movement in provisions contributed negatively to cash flows with €47.6 million, primarily due to an increase in inventories of €75.4 million, whereas €53.7 million related to reversal of write-downs of pre-launch
inventories, higher prepayments and receivables of €17.9 million, partly offset by higher trade payables, accrued expenses and other payables of €39.2 million, and higher contract liabilities of €5.2 million due to unperformed performance obligations under one of our license agreements. Provisions comprise commercial sales rebates and return obligations, which contributed positively to cash flows with €1.2 million.
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
Cash Flows used in Investing Activities
Cash flows used in investing activities for the year ended December 31, 2021 of €110.6 million were primarily related to acquisition of marketable securities of €226.0 million and settlement of marketable securities of €149.9 million. Further, investing activities include acquisition of property, plant and equipment and software development of net €24.3 million, primarily related to leasehold improvements, office equipment as a result of expanding the workforce, and commercial manufacturing machinery. In addition, €10.2 million relates to equity investment of $12.5 million in our associate, VISEN, as part of VISEN’s $150 million Series B financing.
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
Cash flows used in investing activities for the year ended December 31, 2019 of €5.2 million were related to acquisition of property, plant and equipment, primarily equipment for use in the laboratories of our German facility and in our oncology laboratories in the United States.
Cash Flows from / (used in) Financing Activities
Cash flows from financing activities for the year ended December 31, 2021 of €351.4 million were comprised of €367.9 million in net proceeds from our follow-on
public offering of ADSs completed in September 2021 and €11.5 million in net proceeds from warrant exercises, partly offset by payments on lease liabilities of €6.4 million and acquisitions of treasury shares, net of transaction costs, of €21.6 million.
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
See “Item 4 B. Information on the Company—Business Overview” and “Item 5 A. Operating and Financial Review and Prospects – Operating Results—Financial Operations Overview—Research and Development Costs.”

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
The following table sets forth information with respect to each of our current board members and their respective ages as of December 31, 2021. Our board of directors is divided into two classes for purposes of election. One class is elected at each annual meeting of shareholders to serve for a two-year
term. Our board of directors currently consists of six members. All board members are eligible for re-election
once their term expires.
The business address of our board members is our registered office address at Tuborg Boulevard 12,
DK-2900
Hellerup, Denmark.

Name of Board Member	Age	Position(s)	Term Expires
Albert Cha, M.D., Ph.D.	49	Chairman and Board Member	2022
Lisa Bright	54	Board Member	2023
James I. Healy, M.D., Ph.D.	56	Board Member	2023
Lars Holtug	63	Board Member	2022
Jan Møller Mikkelsen	62	President, Chief Executive Officer and Board Member	2023
Rafaèle Tordjman, M.D., Ph.D.	52	Board Member	2022
The following is a brief summary of the business experience of our non-employee
board members.
Albert Cha, M.D., Ph.D.
has served as a member of the board of directors since November 2014 and as the Chairman of our board of directors since May 2021. Dr. Cha is a Managing Partner with Frazier Life Sciences. He previously was a managing partner at Vivo Capital LLC, a healthcare investment firm, where he has served in various positions, most recently as a managing partner. Dr. Cha currently serves as a member of the board of directors of KalVista Pharmaceuticals, Inc. In addition, Dr. Cha has previously served as a member of the board of directors of Aclaris Therapeutics, a publicly traded dermatology company, BioForm Medical, Inc., a publicly traded medical aesthetics company, Carbylan Therapeutics, a publicly traded orthopedics company, Sierra Oncology, Inc., a publicly traded oncology company, Biohaven Pharmaceutical Holding Company Ltd, a publicly traded clinical-stage biopharmaceutical company targeting neurological diseases and Menlo Therapeutics, Inc., a publicly traded late-stage biopharmaceutical company focused on the treatment of pruritus. Dr. Cha holds a B.S. and an M.S. from Stanford University and an M.D. and a Ph.D. from the University of California at Los Angeles.
Lisa Bright
has served as a member of our board of directors since April 2017. Ms. Bright has over 30 years of executive experience in global life sciences companies and over five years’ experience serving as a member of the board of directors of a number of public and private companies. Previously, she served as President International for Intercept Pharmaceuticals, Inc., a biopharmaceutical company, from July 2016 to January 2021. Prior to her appointment as President International, Ms. Bright held various senior leadership positions from November 2014 to July 2016 at Intercept Pharmaceuticals including Chief Commercial and Corporate Affairs Officer and Senior Vice President, Head of EUCA. During her tenure at Intercept, Ms. Bright oversaw the development of the global launch of an orphan medicine in the United States and Europe, including building the commercial organization in the United States and establishing legal affiliates and teams across Europe and Canada. Ms. Bright currently serves as a member of the board of directors of Dechra Pharmaceuticals PLC, a veterinary pharmaceutical company. From 2008 to November 2014, Ms. Bright held various leadership positions at Gilead Sciences Ltd., a biopharmaceutical company, including Vice President, Head of Government Affairs, Europe, Asia, Middle East and Australasia, Vice President and Head of HCV Launch Planning, Vice President and Head of Northern Europe and General Manager, UK and Ireland. Prior to Gilead Sciences, Ms. Bright served in various positions of increasing responsibility at GlaxoSmithKline plc from 1997 to 2006 including Vice President Commercial Planning and Operations and Vice President General Manager NZ and Vice President Head of Sales, UK and Ireland. Prior to that, Ms. Bright also worked at Sanofi from 1992 to 1996 and GlaxoSmithKline from 1989 to 1992. Ms. Bright received her B.Sc. in Pharmacology from University College London, United Kingdom.
James I. Healy, M.D., Ph.D.
has served as a member of our board of directors since November 2014. Dr. Healy has been a General Partner of Sofinnova Investments (formerly known as Sofinnova Ventures), a venture capital firm, since June 2000. Prior to June 2000, Dr. Healy held various positions at Sanderling Ventures, Bayer Healthcare Pharmaceuticals (as successor to Miles Laboratories) and ISTA Pharmaceuticals, Inc. Dr. Healy is currently on the board of directors of Bolt Therapeutics, Inc., CinCor Pharma, Inc., Karuna Therapeutics, Inc., Natera, Inc., NuCana plc,
Y-mAbs
Therapeutics, Inc. and one private company. Previously, he served as a board member of Amarin Corporation, Auris Medical Holding AG, Coherus BioSciences, Inc., Edge Therapeutics, Inc., Hyperion Therapeutics, Inc., ObsEva SA, InterMune, Inc., Iterum Therapeutics PLC, Anthera Pharmaceuticals, Inc., Durata Therapeutics, Inc., CoTherix, Inc., Movetis NV and several private companies. Dr. Healy holds an M.D. and a Ph.D. in Immunology from Stanford University School of Medicine and holds a B.A. in Molecular Biology and a B.A. in Scandinavian Studies from the University of California, Berkeley.
Lars Holtug, M.Sc.
has served as a member of our board of directors since November 2018. Mr. Holtug was a partner at PricewaterhouseCoopers Statsautoriseret Revisionspartnerselskab (“PwC”) from 1993 to 2015. Mr. Holtug also currently serves as chairman of Gaming Investment A/S, a gaming solutions provider, and its eleven subsidiaries, and of MTI Caretag Invest A/S, a company investing in healthcare technology. Mr. Holtug also currently serves as a board member of Frida Forsikring Agentur A/S, Domus Forsikring A/S and Evaxion Biotech A/S, as well as the Audit Committee Chair of the board of Domus Forsikring A/S and Evaxion Biotech A/S. Previously, he was Chairman of PwC in Denmark from 2005 to 2009. From 2004 to 2015, Mr. Holtug was a member of the Danish Commercial Appeals Board (Erhvervsankenaevnet) and a board member of the Danish Company law association (Dansk Forening for Selskabsret). He was also a member of the Accounting Standards Board of the Federation of State Authorized Accountants in Denmark (Foreningen af Statsautoriserede Revisorer) from 1998 to 2002, and a member of the Auditing Standards Board from 1993 to 1998. Mr. Holtug holds an M.Sc. from Copenhagen Business School and is educated as a state authorized public accountant in Denmark.
Rafaèle Tordjman, M.D., Ph.D.
has served as a member of our board of directors since November 2021, and previously served on our board of directors from 2007 until 2017. In 2018, Dr. Tordjman founded Jeito Capital, an independent investment company dedicated to biopharma/biotech to establish a model of continuous financing and to invest in the next generation of leaders in medical innovation. Dr. Tordjman was a Special Advisor at Sofinnova Partners from 2001 until March 2017, where she also served as Managing Partner specializing in life sciences investments from January 2011 to February 2017. Dr. Tordjman currently serves as the Chairperson of the board of InnoSkel, a biotechnology company, and Alentis Therapeutics, a clinical-stage biopharmaceutical company. Dr. Tordjman has also served on the boards of directors at several life sciences companies, including ObsEva SA, a Nasdaq-listed biopharmaceutical company, NuCana plc, a Nasdaq-listed clinical-stage pharmaceutical company, DBV Technologies SA, a publicly traded company specializing in allergy therapies, Flexion Therapeutics, Inc., a publicly traded company in clinical-stage pharmaceuticals, PregLem, a company specializing in reproductive female medicine, Lysogene, a public biopharmaceutical company developing treatments against central nervous system and genetic diseases, Medday Pharmaceuticals, a French company specializing in therapies against neurodegenerative diseases, and ENYO Pharma SA, a clinical stage biopharmaceutical company. Previously, Dr. Tordjman was a research scientist at the Institut National de la Santé et de la Recherche Médicale (INSERM) in Cochin Hospital, Paris, France. Dr. Tordjman has also practiced as a medical doctor, specializing in clinical hematology and internal medicine. Dr. Tordjman received an M.D. and completed a fellowship in hematology and internal medicine at the Paris University Hospitals, France. She received a Ph.D. in hematopoiesis and angiogenesis from and completed a post-doctoral fellowship in immunology at the University of Paris VII.
Senior Management and Executive Board
The following table sets forth information with respect to each of the members of our senior management, their respective ages and their positions as of December 31, 2021. In addition to serving as members of our senior management, Mr. Mikkelsen, Mr. Smith, Mr. Wolff Jensen, and Ms. Sønderbjerg currently serve as the members of our executive board. The business address of these members of our senior management is our registered office address at Tuborg Boulevard 12,
DK-2900
Hellerup, Denmark.

Name	Age	Position(s)
Jan Møller Mikkelsen	62	President, Chief Executive Officer and Board Member
Vibeke Miller Breinholt, Ph.D.	55	Senior Vice President, Nonclinical Development and Bioanalysis
Jesper Høiland	61	Senior Vice President, Global Chief Commercial Officer
Flemming Steen Jensen	60	Senior Vice President, Product Supply and Quality
Michael Wolff Jensen, L.L.M.	50	Senior Vice President, Chief Legal Officer
Sigurd Okkels, Ph.D.	61	Senior Vice President, Product Development
Dana Pizzuti, M.D.	66	Senior Vice President, Development Operations and Chief Medical Officer
Juha Punnonen, M.D., Ph.D.	56	Senior Vice President, Head of Oncology
Peter Rasmussen	53	Vice President, Finance and Principal Accounting Officer
Stina Singel, M.D., Ph.D.	48	Senior Vice President, Head of Clinical Development, Oncology
Scott T. Smith	48	Senior Vice President, Chief Financial Officer
Lotte Sønderbjerg	60	Senior Vice President, Chief Administrative Officer
Kennett Sprogøe, Ph.D.	43	Senior Vice President, Head of Innovation and Research
Birgitte Volck, M.D., Ph.D.	59	Senior Vice President, Head of Clinical Development and Medical Affairs
The following is a brief summary of the business experience of our senior management and executive board.
Jan Møller Mikkelsen
founded Ascendis Pharma and has served as President and Chief Executive Officer as well as Board member since December 2007 and currently serves on the board of VISEN Pharmaceuticals. From 2002 to 2006, Mr. Mikkelsen served as President and Chief Executive Officer of LifeCycle Pharma A/S, now Veloxis Pharmaceuticals A/S, which was a publicly traded biotechnology company. From 2000 to 2002, Mr. Mikkelsen was President of the Pharmaceutical Division of Maxygen, Inc. Prior to that, Mr. Mikkelsen co-founded
ProFound Pharma A/S, a biopharmaceutical company that was later acquired by Maxygen, Inc., and at ProFound, he served as
Co-Chief
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
Vibeke Miller Breinholt, Ph.D.
has served as our Senior Vice President of Nonclinical Development and Bioanalysis since January 2020 and previously served as our Vice President of Nonclinical Development from January 2016 to January 2020. Dr. Breinholt has more than 15 years of experience within nonclinical development in the biopharmaceutical industry and more than seven years of experience in experimental cancer research. Prior to joining Ascendis, Dr. Breinholt served in roles of increasing responsibility at Novo Nordisk from November 2013 to December 2015, including serving as Head of Biopharm Toxicology and Safety Pharmacology, where she was responsible for overseeing more than 30 projects in early and late-stage development within diabetes, obesity, hemophilia and growth hormone deficiency. Prior to Novo Nordisk, she held positions of increasing responsibility at Genmab A/S from October 2007 to November 2013, ending her tenure as Senior Director of Preclinical Safety and Preclinical Regulatory Affairs. Dr. Breinholt began her industry career at Maxygen in October 2003, where she served as Head of Toxicology and Associate Director Regulatory affairs until October 2007. Dr. Breinholt received her M.S. and Ph.D. in Toxicology from Oregon State University within experimental cancer research and a B.S. in Bromatology from the Royal Veterinary and Agricultural University, Denmark. Dr. Breinholt also earned advanced diplomas in business administration and pharmaceutical regulatory affairs.
Jesper Høiland
has served as our Senior Vice President and Global Chief Commercial Officer since May 2020. He has over 25 years of senior leadership experience in operations, commercialization and global marketing and has launched five products to market leadership positions in endocrinology and hematology. Previously, he served as President and Chief Executive Officer of Radius Health, a biopharmaceutical company, from July 2017 to April 2020, where he led Tymlos
®
to a market leadership position in three years as a treatment for osteoporosis. Prior to joining Radius, Mr. Høiland served as Executive Vice President at Novo Nordisk and President of Novo Nordisk USA, a pharmaceutical company, overseeing approximately 5,300 employees from 2013 to 2016. Before serving as President of Novo Nordisk USA, Mr. Høiland held multiple global roles of increasing responsibility at Novo Nordisk from 1987 to 2013, including leading its International Operations. His extensive experience establishing global leadership of endocrinology products began with the first launch of Novo Nordisk’s daily growth hormone in 1988. Mr. Høiland currently serves on the board of directors of Concert Pharmaceuticals, Inc., a pharmaceutical company. Mr. Høiland holds an MSc in Management from Copenhagen Business School.
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
A/S, a pharmaceutical company. From 1986 to 1999, Mr. Jensen held several management positions relating to development, manufacturing and engineering within Novo Nordisk A/S. Mr. Jensen is also a member of various boards of directors and advisory boards of companies in the life sciences industry. Mr. Jensen holds a M.Sc. in Pharmacy from the University of Copenhagen.
Michael Wolff Jensen, L.L.M.
has served as our Senior Vice President, Chief Legal Officer since June 2013 and currently serves as Chairman of the board of VISEN Pharmaceuticals. In addition, Mr. Jensen served as Chairman of our board of directors from January 2008 to May 2021 and as our Acting Chief Financial Officer from May 2008 to June 2013. From October 2010 to June 2013, Mr. Jensen served as Senior Legal Advisor and Head of Partnerships (France) for the renewable business division of Dong Energy A/S, the Danish State-owned utility company. Prior to Ascendis Pharma, Mr. Jensen served as Executive Vice President & Chief Financial Officer of LifeCycle Pharma, currently known as Veloxis Pharmaceuticals A/S, a publicly traded biotechnology company, from 2003 to 2008. Prior to joining Veloxis, Mr. Jensen served as Senior Vice President & Chief Financial Officer of Genmab A/S, a publicly traded biotechnology company from 2000 to 2003. Mr. Jensen also currently serves as Chairman of the board of directors of Vicore Pharma AB, a publicly traded biotechnology company. Mr. Jensen received an L.L.M. degree from the University of Copenhagen.
Jens Sigurd Okkels, Ph.D.
has served as our Senior Vice President of Product Development since April 2019. Most recently, Dr. Okkels led an independent consulting firm in the biopharmaceutical industry, Okkels Consulting, GmbH, from January 2018 until April 2019. Prior to this, from October 2011 until December 2017, he served as Vice President, Head of the Chemistry, Manufacturing and Controls Center in Europe at Takeda, where he was responsible for numerous projects at all stages of development, from preclinical and launch to life cycle management. Prior to his tenure at Takeda, Dr. Okkels held multiple VP roles at Nycomed, including Vice President of Technical Development, the Biologics Network and the International Pharmaceutical Affairs. Dr. Okkels also served as the Science and Technology Director at Maxygen after a merger with ProFound Pharma, a company which he co-founded
in 1999. He launched his industry career at Novo Nordisk in 1992 after completing his postdoctoral training at the Royal Veterinary and Agricultural University (RVAU). Dr. Okkels received his Ph.D. in biochemistry and molecular biology from the RVAU in Copenhagen, Denmark.
Dana Pizzuti, M.D.
has served as our Senior Vice President of Development Operations since January 2020 and as our Chief Medical Officer since May 2021. Dr. Pizzuti previously served as our Vice President of Global Regulatory Affairs from July 2019 to December 2019. Dr. Pizzuti has more than 30 years of pharmaceutical industry experience in clinical development, pharmacovigilance, medical and regulatory affairs. Prior to joining Ascendis, Dr. Pizzuti served as Senior Vice President of Regulatory Affairs, Quality and Pharmacovigilance at Theravance Biopharma, Inc., a biotechnology company, from March 2019 to July 2019 and served as Senior Vice President of Regulatory Affairs and Quality at Rigel Pharmaceuticals, a biotechnology company, from June 2017 to March 2019. Prior to Rigel, Dr. Pizzuti served as Vice President of Regulatory Affairs at Gilead Sciences, a pharmaceutical company, from March 2007 to June 2017, where she directly supervised a global regulatory department of more than 500 individuals in 33 countries and was responsible for obtaining marketing authorizations for 15 new drugs in global markets. Prior to Gilead, she served as Vice President of Global Regulatory Affairs for West Coast Pharmaceuticals at Johnson and Johnson and Vice President of Global Pharmacovigilance and Labeling at Bristol-Myers Squibb. For ten years, she held positions of increasing responsibility in Medical Affairs at Abbott Laboratories, ending her tenure there as Vice President of Global Medical Affairs for the Pharmaceutical Products Division and Abbott International. Dr. Pizzuti began her career in industry at
Hoffmann-La
Roche. She received her M.D. from New York University and a B.S. in Biology (cum laude) from Yale University.
Juha Punnonen, M.D., Ph.D.
has served as our Senior Vice President, Head of Oncology since September 2018. Prior to this, from April 2015 until August 2018, Dr. Punnonen served as Executive Director, Oncology Discovery Research, at Merck & Co., Inc., a pharmaceutical company, where he coordinated preclinical research and early development programs for Merck Oncology, including external clinical collaborations for Merck’s anti-PD-1
antibody, Keytruda
®
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
Peter Rasmussen
has served as our Vice President, Finance and Principal Accounting Officer since March 2014 and served as our Principal Financial Officer from February 2016 to August 2016. Prior to joining Ascendis, Mr. Rasmussen worked as a financial consultant for Ascendis from October 2013 to March 2014. From June 2008 to August 2012, Mr. Rasmussen served as the Chief Financial Officer of AdvanDx, Inc., a privately held medical device company. From 2007 to 2008, prior to AdvanDx, Mr. Rasmussen served as Head of Finance at Veloxis Pharmaceuticals A/S. Mr. Rasmussen is a state-authorized public accountant in Denmark and received an M.Sc. in Business Economics and Auditing from Copenhagen Business School.

Stina Singel, M.D., Ph.D.
has served as our Senior Vice President, Head of Clinical Development, Oncology, since January 2022 and served as our Head of Clinical Development, Oncology, from May 2020 to January 2022. Prior to joining Ascendis, Dr. Singel served as Senior Vice President and Head of Clinical Development and Drug Safety at Nektar Therapeutics, a biopharmaceutical company, from April 2019 to May 2020 and as Senior Medical Director at Genentech, a biotechnology company, from March 2014 to April 2019. From 2017 to 2019, Dr. Singel also served as an Adjunct Clinical Instructor at the Stanford University School of Medicine. Prior to Genentech, Dr. Singel was an Attending Physician and Clinical Translational Researcher focused on breast oncology at the University of Texas Southwestern Medical Center from 2010 to 2014 and was a Medical Oncologist at Washington Hematology Oncology, a community practice in Yakima, Washington, from 2008 to 2010. Dr. Singel received her M.D. and Ph.D. degrees from the University of California, San Diego, where she also completed her internal medicine residency and medical oncology fellowship. She received her B.S. in Biology (magna cum laude) from Harvard University.
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
Lotte Sønderbjerg
has served as our Senior Vice President, Chief Administrative Officer since December 2007. Mrs. Sønderbjerg is also Managing Director of Ascendis Pharma GmbH. Prior to joining Ascendis, Mrs. Sønderbjerg served as Senior Director of Human Resources and as Finance Director at Veloxis Pharmaceuticals A/S from 2003 to 2007. Prior to joining Veloxis Pharmaceuticals A/S, Mrs. Sønderbjerg served as Senior Director of Finance and Human Resources at Acadia Pharmaceuticals Inc., a publicly traded biotechnology company, from 1996 to 2003. Prior to her career in biotech, Mrs. Sønderbjerg was the Executive Secretary for the CEO and Board of Directors of Novo Nordisk A/S and PA to leading audit partner in PricewaterhouseCoopers LLP in Denmark. Mrs. Sønderbjerg received a Masters of Arts in International Business Communications from University of Aarhus.
Kennett Sprogøe, Ph.D.
has held positions of increasing responsibility at Ascendis Pharma since December 2007, including serving as our Senior Vice President, Head of Innovation and Research since 2019, Senior Vice President of Product Innovation since January 2016 and Vice President Product Innovation since June 2014. Prior to joining Ascendis, Dr. Sprogøe conducted research at the University of Copenhagen, where he applied novel hyphenated screening technologies to expedite discovery of drug leads from natural sources. Dr. Sprogøe holds a Ph.D. in Natural Products Chemistry from the University of Copenhagen and a M.Sc. in Pharmacy from the Danish University of Pharmaceutical Sciences.
Birgitte Volck, M.D., Ph.D.
has served as our Senior Vice President and Head of Clinical Development and Medical Affairs, Endocrinology Rare Diseases, since July 2021. She previously served as a member of our board of directors since May 2016. Dr. Volck served as the President of Research and Development at Avrobio Inc., a clinical-stage biotechnology company, from December 2017 to October 2020. From June 2016 to August 2018, Dr. Volck served as head of Research and Development, Rare Diseases for GlaxoSmithKline plc, a pharmaceutical company. From 2012 to 2016, Dr. Volck served as the Chief Medical Officer and Senior Vice President of Development at Swedish Orphan Biovitrum AB, a biopharmaceutical company. From 2007 to 2012, Dr. Volck held various positions at Amgen Inc., a biopharmaceutical company, including Executive Development Director, Bone, Neuroscience & Inflammation. Prior to Amgen, from 2004 to 2007, Dr. Volck served as Nordic Medical Director and Project Director at Genzyme A/S, a biotechnology company. From 2001 to 2004, Dr. Volck served as Head of Clinical Development and Medical Affairs at Pharmexa, a biotechnology company. Since June 2019, Dr. Volck has served as a non-executive
director at Soleno Therapeutics, Inc., a clinical-stage biopharmaceutical company. Since May 2021, Dr. Volck has served as a non-executive
director at Nykode AS (formerly Vaccibody AS), a clinical-stage biopharmaceutical company. From May 2017 to June 2018, Dr. Volck served as a non-executive
director for Wilson Therapeutics AB, a biotechnology company. From May 2016 to April 2019, Dr. Volck has served as a director for TFS International, a clinical research organization. Dr. Volck received her M.D. and Ph.D. degrees from Copenhagen University, Denmark.

The table below provides certain information regarding the diversity of our board of directors.

Board Diversity Matrix (As of March 1, 2022)
Country of Principal Executive Offices	Denmark
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	6
	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	3	0	1
Part II: Demographic Background
Underrepresented Individual in Home Country	0
LGBTQ+	0
Did Not Disclose Demographic Background	1

B.	Compensation
Compensation of Members of Our Board of Directors and Senior Management
During 2021, Dr. Cha received board fees in the amount of €65,514 for his membership on our board and €19,396 for his tenure on the remuneration committee and the nominating and corporate governance committee, Dr. Healy received €42,463 for his membership on our board and €18,255 for his tenure on the nominating and corporate governance committee and the audit committee, Ms. Volck received €21,075 for her membership on our board and €2,108 for her tenure on the nominating and corporate governance committee, which reflected her partial year of service on our board, Ms. Bright received €42,150 for her membership on our board and €14,753 for her tenure on the audit committee and the remuneration committee, Mr. Holtug received €42,150 for his membership on our board and €23,183 for his tenure on the audit committee and the remuneration committee, and Dr. Tordjman received €5,040 for her membership on our board, which reflected her partial year of service on our board. Neither Messrs. Michael Wolff Jensen nor Mikkelsen received any compensation in respect of their service on the board. Their compensation under our senior management compensation program is described below.
On December 9, 2021, Dr. Cha, Dr. Healy, Ms. Bright and Mr. Holtug were each granted 3,053 warrants, and Dr. Tordjman was granted 9,160 warrants, in each case with an exercise price per share of $139.65 (€123.4639) and an expiration date of December 9, 2031. The aggregate grant date fair value of the warrants granted to our board members in 2021 for their services as board members was €661,224.
On December 9, 2021, Dr. Cha, Dr. Healy, Ms. Bright and Mr. Holtug were each granted 1,338 RSUs. The aggregate grant date fair value of the RSUs granted to our board members in 2021 for their services as board members was €660,758.
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
The aggregate compensation paid to our senior management who were employed by our company during 2021, consisting of Messrs. Mikkelsen, Smith, M. Jensen, Rasmussen, F. Jensen, and Høiland, Ms. Sønderbjerg and Drs. Sprogøe, Okkels, Punnonen, Breinholt, Pizzuti, Volck and Mark Bach for the fiscal year ended December 31, 2021 was approximately €32.2 million. Mr. Bach served as a member of our senior management until June 2021.

This amount consists of: (i) short-term employee benefits including salary and other in-kind
benefits of approximately €5.1 million, (ii) bonuses of €3.1 million, (iii) share-based payments of approximately €23.7 million, and (iv) post-employment and other benefits of €0.3 million. Share-based payments reflect the 2021 expenses of warrants and RSUs granted in or before 2021. During 2021, the board made the following warrant grants to members of our senior management who were employed by our company during 2021:

Name	Grant Date	Shares Subject to Awards Granted	Award Exercise Price(s)		Award Expiration Date
Birgitte Volck	July 13, 2021	60,000	$124.52	(€105.1334)	July 13, 2031
Birgitte Volck	December 9, 2021	7,252	$139.65	(€123,4637)	December 9, 2031
Vibeke Miller Breinholt	December 9, 2021	14,504	$139.65	(€123,4637)	December 9, 2031
Dana Pizzuti	December 9, 2021	14,504	$139.65	(€123.4637)	December 9, 2031
Jesper Høiland	December 9, 2021	14,504	$139.65	(€123.4637)	December 9, 2031
Sigurd Okkels	December 9, 2021	14,504	$139.65	(€123.4637)	December 9, 2031
Juha Punnonen	December 9, 2021	14,504	$139.65	(€123.4637)	December 9, 2031
Jan Møller Mikkelsen	December 9, 2021	69,466	$139.65	(€123.4637)	December 9, 2031
Scott T. Smith	December 9, 2021	14,504	$139.65	(€123.4637)	December 9, 2031
Michael Wolff Jensen	December 9, 2021	14,504	$139.65	(€123.4637)	December 9, 2031
Lotte Sønderbjerg	December 9, 2021	14,504	$139.65	(€123,4637)	December 9, 2031
Flemming Steen Jensen	December 9, 2021	14,504	$139.65	(€123,4637)	December 9, 2031
Kennett Sprogøe	December 9, 2021	14,504	$139.65	(€123.4637)	December 9, 2031
Peter Rasmussen	December 9, 2021	3,053	$139.65	(€123.4637)	December 9, 2031
On December 9, 2021, Mr. Mikkelsen was granted 30,437 RSUs, Drs. Sprogøe, Okkels, Punnonen, Breinholt, and Pizzuti, Messrs. Smith, M. Jensen, F. Jensen, Høiland, and Ms. Sønderbjerg were each granted 6,355 RSUs, Dr. Volck was granted 3,178 RSUs and Mr. Rasmussen was granted 1,338 RSUs. The aggregate grant date fair value of the RSUs granted to our senior management in 2021 was €12,161,180.
The total amount set aside or accrued by us to provide pension, retirement or similar benefits for the members of our board of directors and members of senior management for the year ended December 31, 2021 was €0.
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
The agreements with Messrs. M. Jensen and F. Jensen and Ms. Lotte Sønderbjerg contain a termination notice period of three months for a termination by the employee and six months for a termination by us (except that in the case of Ms. Sønderbjerg, the notice period may be no less than the notice required pursuant to the rules of the Danish Salaried Employees Act with the addition of two months). The agreement with Mr. Rasmussen contains a termination notice period of one month for a termination by the employee and three months for a termination by us (except that the notice period may be no less than the notice required pursuant to the rules of the Danish Salaried Employees Act). The agreement with Dr. Sprogøe contains a termination notice period of one month for a termination by the employee and six months for a termination by us. The agreements with Drs. Okkels and

Breinholt provide that the notice period may be no less than the notice required pursuant to the rules of the Danish Salaried Employees Act, which is at any time mutually extended by both parties with two months’ notice to the end of a month, provided that the executive may terminate with one month’s notice in the case of certain conditions related to sickness. The agreements with certain of the foregoing senior management contain post-termination non-competition
covenants that generally may last for a period of twelve months post-termination and entitle the executives to their base salary, or portion thereof, during the period.
The agreements with Messrs. Høiland and Smith and Drs. Pizzuti and Punnonen provide that their employment is at-will
and may be terminated by either the executive or us at any time, provided that all the agreements other than the agreement with Mr. Smith contain a termination notice period of 60 days for a termination by the executive. However, the agreements with Messrs. Høiland and Smith and Dr. Pizzuti provide that in the event the executive is terminated by us without “cause” or he or she resigns for “good reason” (each, as defined in the agreements), the executive will be eligible to receive continued base salary during a certain severance period following termination and continued healthcare coverage until up to the end of the month in which the severance period ends. Such severance period commences on the date of termination and ends as follows for each executive: for Mr. Høiland, the later of the first anniversary of the effective date of his employment agreement or the six-month
anniversary of the date of termination; for Mr. Smith, the
six-month
anniversary of the date of termination; and for Dr. Pizzuti, the six-month
anniversary of the date of termination. In addition, for each of the executives, in the event of the executive’s termination due to disability, he or she will be eligible to receive continued base salary and healthcare coverage for 120 days following termination, and in the event of his or her death, we will pay his or her estate a lump sum amount equal to three months of his or her base salary.
Warrant Incentive Program
Our employees, consultants, advisors and board members are eligible to participate in our warrant incentive program. Warrants have been issued by the general meeting or by our board of directors pursuant to valid authorizations in our articles of association and the terms and conditions have, in accordance with the Danish Companies Act, been incorporated in our articles of association as in effect from time to time. Each warrant grants the holder the right to subscribe for one ordinary share against cash payment of the exercise price. The exercise price is determined by our board of directors and historically has not been less than the estimated fair value of our ordinary shares on the date of grant. Our board of directors is authorized to issue an additional 1,316,588 warrants in the period ending May 27, 2026.
The grant of warrants to any participant is at the discretion of our board of directors and based on the recommendation of our management. The board of directors may determine the terms and conditions of the warrants issued, including exercise periods, subscription price and adjustments caused by changes to our company’s situation.
Subject to earlier vesting upon the occurrence of certain exit events, warrants granted under the program as in effect between December 18, 2015 and December 9, 2021 generally vest 1/48th per month from the date of grant subject to continued service for employees, consultants and initial grants to board members and 1/24th per month from the date of grant subject to continued service for subsequent grants to board members. Warrants granted under the program as in effect between December 2012 and December 18, 2015 generally vest 1/48th per month from the date of grant subject to continued service. With respect to employees, in the event that a holder resigns due to our breach of employment terms or we terminate the employment relationship and the holder has not given us good reason to do so, the warrants will continue to vest post-termination in accordance with the same vesting schedule. Otherwise, warrants will cease vesting upon termination of service with respect to employees, board members and consultants.
Subject to earlier vesting upon the occurrence of certain exit events, for warrants granted under the program as in effect since December 9, 2021, the following applies:
25% of the warrants granted to employees and consultants generally vest one year after the time of grant, and the remaining 75% of the warrants granted generally vest with 1/36 per month from one year after the time of grant. As regards warrants which board members are granted in connection with appointment, 25% of the warrants granted generally vest one year after the time of the grant (the initial grant after the board member’s accession), and the remaining 75% of the warrants granted generally vest with 1/36 per month from one year after the time of the grant. Regarding any subsequent grants of warrants to board members (“Subsequent Warrants”) 50% of the Subsequent Warrants generally vest one year after the time of such subsequent grant and the remaining 50% of the Subsequent Warrants shall generally vest with 1/12 per month from one year after the time of such subsequent grant. Warrants will generally cease vesting upon termination of service with respect to employees, consultants and board members.
Vested warrants may be exercised during certain exercise periods each year. For 351,181 outstanding warrants, granted in the period 2012 to 2014, there are two annual exercise periods that continue for 21 days from and including the day after the publication of (i) the annual report notification—or if such notification is not published—the annual report and (ii) our interim report
(six-month
report). For these warrants, the last exercise period is 21 days from and including the day after the publication of our interim report for the first half of 2023. For 49,638 outstanding warrants granted in connection with our preference D financing, there are four annual exercise periods that continue for 21 days following the day of publication of (i) our interim report (three-month report); (ii) the annual report notification—or if such notification is not published—the annual report; (iii) our interim report
(six-month
report); and (iv) our interim report (nine-month report). For these warrants, the last exercise period is 21 days following the publication of our interim report (nine-month report) in 2023. For 6,684,254 outstanding warrants granted on or after December 18, 2015, there are four annual exercise periods; each exercise period begins two full trading days after the publication of the public release of our earnings data of a fiscal quarter and continues until the end of the second-to-last
trading day in which quarter the relevant earnings release is published. The warrants granted on or after December 18, 2015 expire ten years after the grant date.
The table below sets forth information regarding outstanding warrants held by those members of our board of directors and senior management who, assuming the exercise of warrants, beneficially own 1% or more of our total outstanding ordinary shares as of March 1, 2022.

Name	Grant Date	Awards granted and outstanding	Awards granted and outstanding, but unvested as of March 1, 2022	Award Exercise Price(s)	Award Expiration Date
Jan Møller Mikkelsen	December 3, 2012	279,372	—	€7.9962	21 days following our interim report (six-month report) in 2023
	November 26, 2014	31,624	—	€6.4775	21 days following our interim report (nine-month report) in 2023
	December 18, 2015	217,000	—	€15.6750	December 18, 2025
	December 14, 2016	180,000	—	€19.4194	December 14, 2026
	December 12, 2017	200,000	—	€31.5995	December 12, 2027
	December 11, 2018	200,000	41,667	€54.6357	December 11, 2028
	December 10, 2019	120,000	55,000	€97.4993	December 10, 2029
	December 10, 2020	101,145	71,645	€145.5045	December 10, 2030
	December 9, 2021	69,466	69,466	€123,4637	December 9, 2031
James I. Healy, M.D., Ph.D.	December 18, 2015	35,000	—	€15.6750	December 18, 2025
	December 14, 2016	15,000	—	€19.4194	December 14, 2026
	December 12, 2017	15,000	—	€31.5995	December 12, 2027
	December 11, 2018	13,000	—	€54.6357	December 11, 2028
	December 10, 2019	7,500	—	€97.4993	December 10, 2029
	December 10, 2020	6,420	2,675	€145.5045	December 10, 2030
	December 9, 2021	3,053	3,053	€123,4637	December 9, 2031
RSU Program
In December 2021, we implemented a restricted stock units program. Under this program, Restricted Stock Units (“RSUs”) may be granted to members of the senior management team, non-executive
directors and other employees (“Participants”) employed with the company or another company within the company’s group. Our board of directors may also at its sole discretion decide to grant RSUs to consultants or members of our board of directors who are then also deemed Participants.
One RSU represents a right for the Participant to receive one Ascendis Pharma A/S American Depositary Share (“ADS”) upon vesting. One Ascendis Pharma A/S ADS represents one (1) ordinary share in our company with a nominal value of DKK 1.00. ADSs underlying restricted stock units are treasury shares that have been repurchased in the market and, upon vesting, our company may at its sole discretion choose to make a cash settlement instead of delivering ADSs.
Our board of directors may in its sole discretion, at any given point in time, decide to grant RSUs and may at its discretion and on an individual basis decide to deviate from the vesting principles and/or the vesting conditions as set forth in our RSU Program.
RSUs are issued and granted to the Participant free of charge.
It is a condition for vesting that the Participant is still either employed or retained as consultant within our company or another company within our company’s group or appointed as member of the board of directors on the vesting date. Subject to earlier vesting upon the occurrence of certain exit events, for each award of RSUs 1/3 of such RSUs will vest on each anniversary of the date of grant, subject to continued service and, in the case of the RSUs granted to our chief executive officer, subject to the achievement of a performance condition as determined by our board of directors.

On December 9, 2021, our board of directors granted an aggregate of (i) 5,352 restricted stock units to certain non-employee
board members of the company, (ii) 104,886 restricted stock units to certain members of senior management of the company, and (iii) 37,910 restricted stock units to certain other employees of our company under the terms of our restricted stock unit program.
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
The general meeting of shareholders must elect no fewer than three and no more than ten members to our board of directors. The board of directors is classified into two classes as nearly equal in number as possible with respect to the duration of the term in which they severally hold office. Such classes consist of one class of directors (“Class I”) who were elected at the annual general meeting held in 2021 for a term expiring at the annual general meeting to be held 2023; and a second class of directors (“Class II”) who were elected at the annual general meeting held in 2020 for a term expiring at the annual general meeting to be held in 2022. The shareholders shall increase or decrease the number of directors, to ensure that the two classes shall be as nearly equal in number as possible; provided, however, that no decrease shall have the effect of shortening the term of any other director. At each annual general meeting, the successors of the class of directors whose term expires at that meeting shall be elected to hold office for a term expiring at the annual general meeting held in the second year following the year of their election.
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
Mr. Mikkelsen is a member of our senior management and a member of our board of directors and has an employment agreement that provides for benefits upon termination of employment in certain circumstances. For information about such agreements, see “Item 6 B. Directors, Senior Management and Employees—Compensation—Senior Management Agreements.”
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
Director Independence
Our board of directors has undertaken a review of the independence of the directors and considered whether any director has a material relationship with us that could compromise their ability to exercise independent judgement in carrying out the responsibilities of a director. As a result of this review, our board of directors determined that Lisa Bright, Albert Cha, M.D., Ph.D., James I. Healy, M.D., Ph.D., Lars Holtug and Rafaèle Tordjman, M.D., Ph.D., representing five of our six directors, are “independent directors” as that term is defined under the applicable rules and regulations of the SEC and the listing requirements and rules of Nasdaq. In making such determination, our board of directors considered the relationships that each non-employee
director has with us and all other facts and circumstances our board of directors deemed relevant in determining the director’s independence, including the number of ordinary shares beneficially owned by the director and his or her affiliated entities (if any).

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

Nominating and Corporate Governance Committee
Our nominating and corporate governance committee consists of James I. Healy, M.D., Ph.D. (Chairman) and Albert Cha, M.D., Ph.D. Each member satisfies the independence requirements of the Nasdaq listing standards. Our nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our board members and in determining the composition of the board of directors and its committees. Our nominating and corporate governance committee is responsible for, among other things:

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
The following tables specify number of employees at the end of period, per their main activity function and geographic location for the past three financial years.

	Selling, General and Administration (1)	Research and Development, and commercial manufacturing	Total
December 31, 2021
Denmark (Domicile country)	74	205	279
Germany	25	80	105
United States	137	118	255

Total	236	403	639
Of full-time employees, 198 (31.0%) hold a Ph.D., M.D., and/or equivalent degrees.

	Selling, General and Administration (1)	Research and Development	Total
December 31, 2020
Denmark (Domicile country)	50	167	217
Germany	—	96	96
United States	63	106	169

Total	113	369	482
Of full-time employees, 121 (36.7%) hold a Ph.D., M.D., and/or equivalent degrees.

	Selling, General and Administration (1)	Research and Development	Total
December 31, 2019
Denmark (Domicile country)	35	121	156
Germany	—	73	73
United States	33	68	101

Total	68	262	330
Of full-time employees, 76 (35.1%) hold a Ph.D., M.D., and/or equivalent degrees.

(1)	Selling, General and Administration function includes business and corporate development, and pre-commercial activities.
In 2021, number of full-time employees has increased, primarily due to pre-launch
and launch activities, and extension of corporate functions to support those activities. In addition, employees engaged with research and development have increased due to the development of the second therapeutic area, Oncology, which was established in January 2019.
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
The following table sets forth information relating to the beneficial ownership of our shares as of February 1, 2022, by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our outstanding ordinary shares;

•	each of our board members; and

•	each member of our senior management, including members of our executive board.
The number of shares beneficially owned by each entity, person, member of our board of directors or senior management is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power, as well as any shares that the individual has the right to subscribe for within 60 days of February 1, 2022, through the exercise of any warrants or other rights. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares owned by that person.
The percentage of shares beneficially owned is computed on the basis of 56,937,682 ordinary shares outstanding as of February 1, 2022. Ordinary shares that a person has the right to subscribe for within 60 days of February 1, 2022 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights but are not deemed outstanding for purposes of computing the percentage ownership of any other person. Additionally, a person is considered to have the right to subscribe for ordinary shares which are subject to outstanding warrants and vested within 60 days of February 1, 2022, although such warrants may only be exercised in prescribed exercise periods. A person is considered to beneficially own ordinary shares which are subject to ADSs which are subject to restricted stock units that vest within 60 days of February 1, 2022. Unless otherwise indicated below, the address for each beneficial owner listed is c/o Ascendis Pharma A/S, at Tuborg Boulevard 12,
DK-2900
Hellerup, Denmark.

Name and Address of Beneficial Owner	Number of Outstanding Shares Beneficially Owned	Number of Warrants Exercisable and RSUs to be Settled Within 60 Days	Number of Shares Beneficially Owned	Percentage of Beneficial Ownership
Entities affiliated with Artisan Partners LP(1)	7,940,434	—	7,940,434	13.9%
Entities affiliated with RA Capital Management, L.P.(2)	7,567,900	—	7,567,900	13.3%
Entities affiliated with FMR LLC(3)	5,355,943	—	5,355,943	9.4%
T. Rowe Price Associates, Inc.(4)	4,761,193	—	4,761,193	8.4%
Baker Bros. Advisors LP(5)	4,541,604	—	4,541,604	8.0%
Entities affiliated with Wellington Management Group LLP(6)	4,068,476	—	4,068,476	7.2%
Entities affiliated with Janus Henderson Group plc(7)	3,219,965	—	3,219,965	5.7%
Senior Management and Board Members
Jan Møller Mikkelsen(8)	507,096	1,169,603	1,676,699	2.8%
Vibeke Miller Breinholt, Ph.D.(9)	—	42,443	42,443	*
Jesper Høiland(10)	—	44,115	44,115	*
Flemming Steen Jensen(11)	—	110,359	110,359	*
Michael Wolff Jensen, L.L.M.(12)	—	98,859	98,859	*
Sigurd Okkels, Ph.D.(13)	—	69,322	69,322	*
Dana Pizzuti, M.D.(14)	—	27,509	27,509	*

Name and Address of Beneficial Owner	Number of Outstanding Shares Beneficially Owned	Number of Warrants Exercisable and RSUs to be Settled Within 60 Days	Number of Shares Beneficially Owned	Percentage of Beneficial Ownership
Juha Punnonen, M.D., Ph.D.(15)	—	80,631	80,631	*
Peter Rasmussen(16)	—	50,481	50,481	*
Stina Singel, M.D, Ph.D.(17)	—	24,679	24,679	*
Scott T. Smith(18)	1,000	148,859	149,859	*
Lotte Sønderbjerg(19)	—	151,895	151,895	*
Kennett Sprogøe, Ph.D.(20)	30	129,172	129,202	*
Birgitte Volck, M.D., Ph.D.(21)	230	62,412	62,642	*
Albert Cha, M.D., Ph.D.(22)	—	89,512	89,512	*
Lisa Bright(23)	—	44,617	44,617	*
James I. Healy, M.D., Ph.D.(24)	1,480,800	89,512	1,570,312	2.8%
Lars Holtug, M.Sc.(25)	—	40,678	40,678	*
Rafaèle Tordjman, M.D., Ph.D.(26)	—	12,812	12,812	*

*	Indicates beneficial ownership of less than 1% of the total outstanding ordinary shares.

(1)
Consists of an aggregate of 7,940,434 ADSs beneficially owned, or that may be deemed to be beneficially owned, by Artisan Partners Limited Partnership (“APLP”), Artisan Investments GP LLC (“Artisan Investments”), Artisan Partners Holdings LP (“Artisan Holdings”), Artisan Partners Asset Management Inc. (“APAM”), and Artisan Partners Funds, Inc. (“Artisan Funds”) as reported by Amendment No. 2 to Schedule 13G filed on February 4, 2022. Artisan Holdings is the sole limited partner of APLP and the sole member of Artisan Investments; Artisan Investments is the general partner of APLP; APAM is the general partner of Artisan Holdings. APLP, Artisan Investments, Artisan Holdings and APAM have shared voting power over 6,830,520 shares and shared dispositive power over 7,940,434 shares. Artisan Funds has shared voting and dispositive power over 3,453,421 shares. The address of APLP, Artisan Investments, Artisan Holdings, APAM, and Artisan Funds is 875 East Wisconsin Avenue, Suite 800, Milwaukee, WI 53202.

(2)
Consists of 7,567,900 ADSs held by RA Capital Healthcare Fund, L.P. (the “RA Fund”) as reported by Amendment No. 11 to Schedule 13G filed with the SEC on February 14, 2022 by RA Capital Management, L.P. (“RA Capital”). RA Capital Healthcare Fund GP, LLC is the general partner of the RA Fund. The general partner of RA Capital is RA Capital Management GP, LLC, of which Peter Kolchinsky and Rajeev Shah are the controlling persons. RA Capital serves as investment adviser for the RA Fund and may be deemed a beneficial owner of ADSs held by the RA Fund. The RA Fund has delegated to RA Capital the sole power to vote and the sole power to dispose of all securities held in the RA Fund’s portfolio. Because the RA Fund has divested voting and investment power over the reported securities it holds and may not revoke that delegation on less than 61 days’ notice, the RA Fund disclaims beneficial ownership of the securities it holds and therefore disclaims any obligation to report ownership of the reported securities. As managers of RA Capital, Dr. Kolchinsky and Mr. Shah may be deemed beneficial owners of the ADSs beneficially owned by RA Capital. The address of the RA Fund, the RA Capital, Dr. Kolchinsky and Mr. Shah is c/o RA Capital Management, L.P., 200 Berkeley Street, 18th Floor, Boston, MA 02116.

(3)
Consists of an aggregate of 5,355,943 ADSs beneficially owned, or that may be deemed to be beneficially owned, by FMR LLC, certain of its affiliates and other companies as reported on Amendment No. 8 to Schedule 13G filed on February 9, 2022 by FMR LLC. Abigail P. Johnson is a Director, the Chairman and the Chief Executive Officer of FMR LLC. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act (“Fidelity Funds”) advised by Fidelity Management & Research Company LLC (“FMR Co”), a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds’ Boards of Trustees. FMR Co carries out the voting of the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees. FMR LLC has its principal business office at 245 Summer Street, Boston, MA 02210.

(4)
Consists of 4,761,193 ordinary shares and ADSs held by T. Rowe Price Associates, Inc. (“Price Associates”) as reported by Amendment No. 4 to Schedule 13G filed on February 14, 2022 by Price Associates. Price Associates, may be deemed to have sole power to vote over 1,596,799 shares and sole power to dispose of 4,761,193 shares. The address of Price Associates is 100 E. Pratt Street, Baltimore, Maryland 21202.

(5)
Consists of (i) 4,195,958 ADSs held by Baker Brothers Life Sciences, L.P. (“Life Sciences”) and (ii) 345,646 ADSs held by 667, L.P. (“667” and together with Life Sciences, the “Funds”) as reported on Amendment No. 4 to Schedule 13G filed on February 14, 2022 by Baker Bros. Advisors LP (the “Adviser”), Baker Bros. Advisors (GP) LLC (the “Adviser GP”), Felix J. Baker and Julian C. Baker (collectively, “Baker Bros.”). The Adviser GP, Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, and the Adviser may be deemed to be beneficial owners of the ADSs directly held by the Funds. The Adviser GP is the sole general partner of the Adviser. Pursuant to the management agreements, as amended, among the Adviser, Life Sciences and 667 and their respective general partners, the Funds’ respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power of the securities held by the Funds, and thus the Adviser has complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments. The address of Baker Bros. is c/o Baker Bros. Advisors LP, 860 Washington Street, 3
rd
Floor, New York, NY 10014.

(6)
Consists of an aggregate of 4,068,476 ADSs beneficially owned, or that may be deemed to be beneficially owned, by Wellington Management Group LLP (“Management Group”), certain of its affiliates and other companies as reported by Amendment No. 1 to Schedule 13G filed on February 4, 2022 by Management Group, Wellington Group Holdings LLP, Wellington Investment Advisors Holdings LLP and Wellington Management Global Holdings, Ltd. The address of the Management Group is 280 Congress Street, Boston, MA 02210.

(7)
Consists of an aggregate of 3,219,965 ADSs beneficially owned, or that may be deemed to be beneficially owned, by Janus Henderson Group plc (“Janus Henderson”) as reported on Amendment No. 1 to Schedule 13G filed on February 10, 2022. The address of Janus Henderson is 201 Bishopsgate, EC2M 3AE, United Kingdom.

(8)
Consists of (i) 507,096 ordinary shares and ADSs held by Mr. Mikkelsen, and (ii) 1,169,603 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of February 1, 2022 by Mr. Mikkelsen.

(9)	Consists of 42,443 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of February 1, 2022 by Dr. Breinholt.

(10)	Consists of 44,115 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of February 1, 2022 by Mr. Høiland.

(11)	Consists of 110,359 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of February 1, 2022 by Mr. Jensen.

(12)	Consists of 98,859 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of February 1, 2022 by Mr. Jensen.

(13)	Consists of 69,322 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of February 1, 2022 by Dr. Okkels.

(14)	Consists of 27,509 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of February 1, 2022 by Dr. Pizzuti.

(15)	Consists of 80,631 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of February 1, 2022 by Dr. Punnonen.

(16)	Consists of 50,481 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of February 1, 2022 by Mr. Rasmussen

(17)	Consists of 24,679 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of February 1, 2022 by Dr. Singel.

(18)	Consists of (i) 1,000 ordinary shares held by Mr. Smith and (ii) 148,859 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of February 1, 2022 by Mr. Smith.

(19)	Consists of 151,895 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of February 1, 2022 by Ms. Sønderbjerg.

(20)
Consists of (i) 129,172 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of February 1, 2022 by Dr. Sprogøe and (ii) 30 ADSs held by family members of Dr. Sprogøe.

(21)
Consists of (i) 62,412 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of February 1, 2022 by Dr. Volck and (ii) 230 ADSs held by family members of Dr. Volck.

(22)	Consists of 89,512 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of February 1, 2022 by Dr. Cha.

(23)	Consists of 44,617 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of February 1, 2022 by Ms. Bright.

(24)
Consists of (i) 89,512 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of February 1, 2022 by Dr. Healy, (ii) 1,480,800 ordinary shares and ADSs held by Sofinnova Venture Partners IX, L.P. (“SVP IX”). Sofinnova Management IX, L.L.C. (“SM IX”) is the general partner of SVP IX and may be deemed to have sole power to vote and sole power to dispose of shares directly owned by SVP IX. Dr. James I. Healy is the sole managing member of SM IX and may be deemed to have voting and dispositive power over the shares directly owned by each of SVP IX and SM IX. Dr. Healy disclaims beneficial ownership over the shares held by SVP IX and SM IX, except to the extent of his pecuniary interests therein. The address of SVP IX is c/o Sofinnova Ventures, Inc., 3000 Sand Hill Road, Bldg. 4, Suite 250, Menlo Park, California 94025.

(25)	Consists of 40,678 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of February 1, 2022 by Mr. Holtug.

(26)	Consists of 12,812 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of February 1, 2022 by Dr. Tordjman.
Record Holders
As of February 1, 2022, assuming that all of our ordinary shares represented by ADSs are held by residents of the United States, 100% of our outstanding ordinary shares were held in the United States by three holders of record and none of our outstanding ordinary shares were held outside of the United States. At such date, there were outstanding 55,529,610 ADSs, each representing one of our ordinary shares, and in the aggregate representing 97.5% of our outstanding ordinary shares. At such date, there were two holders of record registered with the Bank of New York Mellon, depositary of the ADSs. The actual number of holders is greater than these numbers of record holders and includes beneficial owners whose ADSs are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.

B.	Related Party Transactions
The following is a description of related party transactions we have entered into since January 1, 2021 with any of our board members, our senior management, the owners of more than five percent of our share capital, and any other related parties.

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
VISEN Pharmaceuticals
On January 8, 2021, we announced the completion of a Series B financing by VISEN Pharmaceuticals (“VISEN”), a company established in 2018 to develop, manufacture and commercialize innovative endocrinology therapies in the People’s Republic of China, including Hong Kong, Macau, and Taiwan, or Greater China. VISEN raised approximately $150 million in gross proceeds from certain investors in this financing, including $12.5 million from us.
In connection with the Company’s investment in VISEN, on January 8, 2021, we entered into an Amended and Restated Shareholders Agreement, amending and restating the Shareholders Agreement dated November 7, 2018, between us and the parties set forth therein.
We have provided research and development services to VISEN under our Rights Agreements which will be reimbursed by VISEN. Further, under our Rights Agreements and clinical supply agreements, we have provided and agreed to provide product supply to VISEN for use in Greater China.

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
Dividends
We do not at present plan to pay cash dividends on our ordinary shares. Under Danish law, the distribution of ordinary and extraordinary dividends requires the approval of a company’s shareholders at a company’s general meeting. Under the Danish Companies Act the general meeting may authorise the board of directors to resolve to distribute extraordinary dividends after presentation of a company’s first financial statements. The authorisation may be subject to financial and time restrictions. The shareholders may not distribute dividends in excess of the recommendation from the board of directors and may only pay out dividends from our distributable reserves, which are defined as results from operations carried forward and reserves that are not bound by law after deduction of loss carried forward. It is possible under Danish law to pay out extraordinary dividends. The decision to pay out extraordinary dividends shall be accompanied by a balance sheet, and the board of directors determine whether it will be sufficient to use the balance sheet from the annual report or if an interim balance sheet for the period from the annual report period until the extraordinary dividend payment shall be prepared. If extraordinary dividends are paid out later than six months following the financial year for the latest annual report, an interim balance sheet showing that there are sufficient funds shall always be prepared.

B.	Significant Changes
See Note 21 “Subsequent Events” to the audited consolidated financial statements included elsewhere in this annual report.

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
Authorizations to Our Board of Directors
As of the date of this annual report, our board of directors is authorized to increase the share capital as follows:

•
Our board of directors is authorized to increase our share capital by up to 9,000,000 shares with pre-emptive
subscription rights for existing shareholders in connection with cash contributions, provided, however, that the capital increases are carried out at market value. This authorization is valid until May 28, 2024.

•
Our board of directors is authorized at one or more times to increase our share capital by up to nominal DKK 6,125,000 without pre-emptive
subscription rights for existing shareholders. Capital increases according to this authorization can be carried out by our board of directors by way of contributions in kind, conversion of debt and/or cash contributions, and must be carried out at market price. This authorization is valid until May 27, 2026.

•
Our board of directors is authorized to issue 597,037 warrants and to increase our share capital by up to 597,037 shares without pre-emptive
subscription rights for existing shareholders in connection with the exercise, if any, of said warrants and to determine the terms and conditions thereof. This authorization is valid until May 28, 2025.

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

•
Our board of directors is on one or more occasions authorized to issue 719,551 warrants to members of the executive management and employees, advisors and consultants of the company or our subsidiaries and to increase our share capital by up to 719,551 shares, without pre-emptive
subscription rights for existing shareholders in connection with the exercise, if any, of said warrants and to determine the terms and conditions thereof. The exercise price for the warrants shall at least be equal to the market price of the shares at the time of issuance. This authorization is valid until May 27, 2026.

If our board of directors exercises its authorizations in full, and all warrants and convertible debt instruments are exercised fully (not including already issued warrants), then our share capital will amount to 82,379,270 shares consisting of 82,379,270 shares with a nominal value of DKK 1 each.
Owners’ Register
We are obligated to maintain an owners’ register (in Danish:
ejerbog
). The owners’ register is maintained by Computershare A/S (Company Registration (CVR) no. 27088899), our Danish share registrar and transfer agent. It is mandatory that the owners’ register is maintained within the European Union and that it is available to public authorities.
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
Summary of Provisions Regarding the Board of Directors and the Executive Board
Pursuant to our articles of association, our board of directors shall be elected by our shareholders at the general meeting and shall be composed of not less than three and no more than ten members. With respect to the duration of the term which our board members severally hold office, the board of directors is classified into two classes as nearly equal in number as possible. Such classes consist of one class of directors (“Class I”) who were elected at the annual general meeting held in 2021 for a term expiring at the annual general meeting to be held in 2023; and a second class of directors (“Class II”) who were elected at the annual general meeting held in 2020 for a term expiring at the annual general meeting to be held in 2022. On November 18, 2021 Rafaèle Tordjman, M.D., Ph.D., was elected as a new member of the board of directors in Class II for a term expiring at the annual general meeting to be held in 2022. The shareholders shall increase or decrease the number of directors, in order to ensure that the two classes shall be as nearly equal in number as possible; provided, however, that no decrease shall have the effect of shortening the term of any other director. At each annual general meeting, the successors of the class of directors whose term expires at that meeting shall be elected to hold office for a term expiring at the annual general meeting held in the second year following the year of their election. Board members must retire from the board of directors at the annual general meeting following their 75th birthday. Board members are not required to own any shares of our share capital.
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
The notification shall provide information on the date of the transfer, the full name and address of the shareholder or, in the case of undertakings, registered office, the number of shares and their nominal value and share classes as well as information about the basis on which the calculation of the holdings has been made. In the event that the shareholder is a non-resident
company or citizen of Denmark, the notification shall include documentation, which clearly identifies the owner. The company shall cause the notification to be entered in the owners’ register.
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
At the annual general meeting, the audited annual report is submitted for approval, together with the proposed application of profit/treatment of loss, the election of the board of directors and election of our auditors. In addition, the board of directors reports on our activities during the past year.
General meetings are convened by the board of directors with a minimum of two weeks’ notice and a maximum of four weeks’ notice. A convening notice will be forwarded to shareholders recorded in our owners’ register, who have requested such notification and by publication in the Danish Business Authority’s computerized information system and on the company’s website.
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
Duties of Board Members
Denmark
. Public limited liability companies in Denmark are usually subject to a two-tier
governance structure with the board of directors having the ultimate responsibility for the overall supervision and strategic management of the company in question and with an executive board/management being responsible for the day-to-day
operations.
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
Delaware
. The board of directors bears the ultimate responsibility for managing the business and affairs of a corporation. In discharging this function, directors of a Delaware corporation owe fiduciary duties of care and loyalty to the corporation and to its stockholders. Delaware courts have decided that the directors of a Delaware corporation are required to exercise informed business judgement in the performance of their duties. Informed business judgement means that the directors have informed themselves of all material information reasonably available to them. Delaware courts have also imposed a heightened standard of conduct upon directors of a Delaware corporation who take any action designed to defeat a threatened change in control of the corporation. In addition, under Delaware law, when the board of directors of a Delaware corporation approves the sale or break-up
of a corporation, the board of directors may, in certain circumstances, have a duty to obtain the highest value reasonably available to the stockholders.
Terms of the Members of Our Board of Directors
Denmark
. Under Danish law, the members of the board of directors of a limited liability company are generally appointed for an individual term of one year. There is no limit on the number of consecutive terms the board members may serve. Pursuant to our articles of association, our board members are appointed by the general meeting of shareholders for a term of two years and are divided into two classes. Election of board members is, according to our articles of association, an item that shall be included on the agenda for the annual general meeting.
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
Additionally, Section 141 of the Danish Companies Act allows for group representation on the board of directors of our Company, i.e. that employees of our Danish subsidiaries may demand representation on our board. However, our Danish subsidiaries do not currently have employees. The employees of Ascendis Pharma, Inc., Ascendis Pharma Endocrinology, Inc., and Ascendis Pharma GmbH may only demand representation on our board of directors provided that our general meeting adopts a resolution to that effect.

Delaware
. The Delaware General Corporation Law generally provides for a one-year
term for directors, but permits directorships to be divided into up to three classes, of relatively equal size, with up to three-year terms, with the years for each class expiring in different years, if permitted by the certificate of incorporation, an initial bylaw or a bylaw adopted by the stockholders. A director elected to serve a term on a “classified” board may not be removed by stockholders without cause. There is no limit in the number of terms a director may serve.
Board Member Vacancies
Denmark
. Under Danish law, in the event of a vacancy, new board members are elected by the shareholders in a general meeting. Thus, a general meeting will have to be convened to fill a vacancy on the board of directors. However, the board of directors may choose to wait to fill vacancies until the next annual general meeting of the company, provided that the number of the remaining board members is more than two, and provided that the remaining board members can still constitute a quorum. It is only a statutory requirement to convene a general meeting to fill vacancies if the number of remaining members on the board is less than three.
Delaware
. The Delaware General Corporation Law provides that vacancies and newly created directorships may be filled by a majority of the directors then in office (even though less than a quorum) unless (1) otherwise provided in the certificate of incorporation or bylaws of the corporation or (2) the certificate of incorporation directs that a particular class of stock is to elect such director, in which case any other directors elected by such class, or a sole remaining director elected by such class, will fill such vacancy.
Conflict-of-Interest
Transactions
Denmark
. Under Danish law, board members may not take part in any matter or decision-making that involves a subject or transaction in relation to which the board member has a conflict of interest with us.
Delaware
. The Delaware General Corporation Law generally permits transactions involving a Delaware corporation and an interested director of that corporation if:

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
Proxy Voting by Board Members
Denmark
. In the event that a board member in a Danish limited liability company is unable to participate in a board meeting, the elected alternate, if any, shall be given access to participate in the board meeting. Unless the board of directors has decided otherwise, or as otherwise is set out in the articles of association, the board member in question may in special cases grant a power of attorney to another board member, provided that this is considered safe considering the agenda in question.
Delaware
. A director of a Delaware corporation may not issue a proxy representing the director’s voting rights as a director.
Shareholder Rights
Notice of Meeting
Denmark
. According to the Danish Companies Act, general meetings in limited liability companies shall be convened by the board of directors with a minimum of two weeks’ notice and a maximum of four weeks’ notice as set forth in the articles of association. A convening notice shall be forwarded to shareholders recorded in the company’s owners’ register, who have requested such notification. There are specific requirements as to the information and documentation required to be disclosed in connection with the convening notice.
Delaware
. Under Delaware law, unless otherwise provided in the certificate of incorporation or bylaws, written notice of any meeting of the stockholders must be given to each stockholder entitled to vote at the meeting not less than ten nor more than 60 days before the date of the meeting and shall specify the place, date, hour, and purpose or purposes of the meeting.

Voting Rights
Denmark
. Each ordinary share confers the right to cast one vote at the general meeting of shareholders, unless the articles of association provide otherwise. Each holder of ordinary shares may cast as many votes as it holds shares. Shares that are held by the company or its direct or indirect subsidiaries do not confer the right to vote.
Delaware
. Under the Delaware General Corporation Law, each stockholder is entitled to one vote per share of stock, unless the certificate of incorporation provides otherwise. In addition, the certificate of incorporation may provide for cumulative voting at all elections of directors of the corporation, or at elections held under specified circumstances. Either the certificate of incorporation or the bylaws may specify the number of shares and/or the amount of other securities that must be represented at a meeting in order to constitute a quorum, but in no event can a quorum consist of less than one third of the shares entitled to vote at a meeting.
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
Shareholder Proposals
Denmark
. According to the Danish Companies Act, extraordinary general meetings of shareholders will be held whenever required by the board of directors or the appointed auditor. In addition, one or more shareholders representing at least 1/20th of the registered share capital of the company may, in writing, require that a general meeting be convened. If such a demand is forwarded, the board of directors shall convene the general meeting within two weeks thereafter.
All shareholders have the right to present proposals for adoption at the annual general meeting, provided that the proposals are made in writing and forwarded at the latest six weeks prior thereto. In the event that the proposal is received at a later date, the board of directors will decide whether the proposal has been forwarded in due time to be included on the agenda.
Delaware
. Delaware law does not specifically grant stockholders the right to bring business before an annual or special meeting of stockholders.
However, if a Delaware corporation is subject to the SEC’s proxy rules, a stockholder who owns at least $2,000 in market value, or 1% of the corporation’s securities entitled to vote, may propose a matter for a vote at an annual or special meeting in accordance with those rules.
Action by Written Consent
Denmark
. Under Danish law, it is permissible for shareholders to take action and pass resolutions by written consent in the event of unanimity; however, this will normally not be the case in listed companies and for a listed company, this method of adopting resolutions is generally not feasible.
Delaware
. Although permitted by Delaware law, publicly listed companies do not typically permit stockholders of a corporation to take action by written consent.
Appraisal Rights
Denmark
. The concept of appraisal rights does not exist under Danish law, except in connection with statutory redemptions rights according to the Danish Companies Act.
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

Delaware
. The Delaware General Corporation Law provides for stockholder appraisal rights, or the right to demand payment in cash of the judicially determined fair value of the stockholder’s shares, in connection with certain mergers and consolidations.
Shareholder Suits
Denmark
. Under Danish law, only a company itself can bring a civil action against a third-party; an individual shareholder does not have the right to bring an action on behalf of a company. An individual shareholder may, in its own name, have an individual right to take action against such third party in the event that the cause for the liability of that third party also constitutes a negligent act directly against such individual shareholder.
Delaware
. Under the Delaware General Corporation Law, a stockholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation. An individual also may commence a class action suit on behalf of himself and other similarly situated stockholders where the requirements for maintaining a class action under Delaware law have been met. A person may institute and maintain such a suit only if that person was a stockholder at the time of the transaction which is the subject of the suit. In addition, under Delaware case law, the plaintiff normally must be a stockholder at the time of the transaction that is the subject of the suit and throughout the duration of the derivative suit. Delaware law also requires that the derivative plaintiff make a demand on the directors of the corporation to assert the corporate claim before the suit may be prosecuted by the derivative plaintiff in court, unless such a demand would be futile.
Repurchase of Shares
Denmark
. Danish limited liability companies may not subscribe for newly issued shares in their own capital. Such company may, however, according to the Danish Companies Act
Sections 196-201,
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
Delaware
. Under the Delaware General Corporation Law, a corporation may purchase or redeem its own shares unless the capital of the corporation is impaired or the purchase or redemption would cause an impairment of the capital of the corporation. A Delaware corporation may, however, purchase or redeem out of capital any of its preferred shares or, if no preferred shares are outstanding, any of its own shares if such shares will be retired upon acquisition and the capital of the corporation will be reduced in accordance with specified limitations.
Anti-takeover Provisions
Denmark
. Under Danish law, it is possible to implement limited protective anti-takeover measures. Such provisions may include, among other things, (i) different share classes with different voting rights, (ii) specific requirements to register the shares named in the company’s owners register and (iii) notification requirements concerning participation in general meetings. The company has currently not adopted any such provisions.
Delaware
. In addition to other aspects of Delaware law governing fiduciary duties of directors during a potential takeover, the Delaware General Corporation Law also contains a business combination statute that protects Delaware companies from hostile takeovers and from actions following the takeover by prohibiting some transactions once an acquirer has gained a significant holding in the corporation.
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
Inspection of Books and Records
Denmark
. According to Section 150 of the Danish Companies Act, a shareholder may request an inspection of the company’s books regarding specific issues concerning the management of the company or specific annual reports. If approved by shareholders with simple majority, one or more investigators are elected. If the proposal is not approved by simple majority but 25% of the share capital votes in favor, then the shareholder can request the court to appoint an investigator.
Delaware
. Under the Delaware General Corporation Law, any stockholder may inspect certain of the corporation’s books and records, for any proper purpose, during the corporation’s usual hours of business.
Pre-emptive
Rights
Denmark
. Under Danish law, all shareholders have
pre-emptive
subscription rights in connection with capital increases that are carried out as cash contributions. In connection with an increase of a company’s share capital, the shareholders may, by resolution at a general meeting, approve deviations from the general Danish pre-emptive
rights of the shareholders. Under the Danish Companies Act, such resolution must be adopted by the affirmative vote of shareholders holding at least a two-thirds
majority of the votes cast and the share capital represented at the general meeting.
The board of directors may resolve to increase the company’s share capital without pre-emptive
subscription rights for existing shareholders pursuant to the authorizations described above under the caption “Authorizations to Our Board of Directors.”
Unless future issuances of new shares are registered under the Securities Act or with any authority outside Denmark, U.S. shareholders and shareholders in jurisdictions outside Denmark may be unable to exercise their pre-emptive
subscription rights.
Delaware
. Under the Delaware General Corporation Law, stockholders have no pre-emptive
rights to subscribe for additional issues of stock or to any security convertible into such stock unless, and to the extent that, such rights are expressly provided for in the certificate of incorporation.
Dividends
Denmark
. Under Danish law, the distribution of ordinary and extraordinary dividends requires the approval of a company’s shareholders at a company’s general meeting. Under the Danish Companies Act the general meeting may authorize the board of directors to resolve to distribute extraordinary dividends after presentation of a company’s first financial statements. The authorization may be subject to financial and time restrictions. The shareholders may not distribute dividends in excess of the recommendation from the board of directors and may only pay out dividends from the company’s distributable reserves, which are defined as results from operations carried forward and reserves that are not bound by law after deduction of loss carried forward. It is possible under Danish law to pay out extraordinary dividends. The decision to pay out extraordinary dividends shall be accompanied by a balance sheet, and the board of directors determine whether it will be sufficient to use the balance sheet from the annual report or if an interim balance sheet for the period from the annual report period until the extraordinary dividend payment shall be prepared. If extraordinary dividends are paid out later than six months following the financial year for the latest annual report, an interim balance sheet showing that there are sufficient funds shall always be prepared.
Delaware
. Under the Delaware General Corporation Law, a Delaware corporation may pay dividends out of its surplus (the excess of net assets over capital), or in case there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year (provided that the amount of the capital of the corporation is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets). In determining the amount of surplus of a Delaware corporation, the assets of the corporation, including stock of subsidiaries owned by the corporation, must be valued at their fair market value as determined by the board of directors, without regard to their historical book value. Dividends may be paid in the form of shares, property or cash.
Shareholder Vote on Certain Reorganizations
Denmark
. Under Danish law, all amendments to the articles of association shall be approved by the general meeting of shareholders with a minimum of two-thirds
of the votes cast and
two-thirds
of the represented share capital. The same applies to solvent liquidations, mergers with the company as the discontinuing entity, mergers with the company as the continuing entity if shares are issued in connection therewith, demergers with the company as the transferor company and demergers with the company as the existing transferee if amendment of the articles of association for any purpose other than the adoption of the transferor company’s name or secondary name as the transferee company’s secondary name is required to be made. Under Danish law, it is debatable whether the shareholders must approve a decision to sell all or virtually all of the company’s business/assets.
Delaware
. Under the Delaware General Corporation Law, the vote of a majority of the outstanding shares of capital stock entitled to vote thereon generally is necessary to approve a merger or consolidation or the sale of all or substantially all of the assets of a corporation. The Delaware General Corporation Law permits a corporation to include in its certificate of incorporation a provision requiring for any corporate action the vote of a larger portion of the stock or of any class or series of stock than would otherwise be required.
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
Amendments to Governing Documents
Denmark
. All resolutions made by the general meeting may be adopted by a simple majority of the votes, subject only to the mandatory provisions of the Danish Companies Act and the articles of association. Resolutions concerning all amendments to the articles of association must be passed by two-thirds
of the votes cast as well as
two-thirds
of the share capital represented at the general meeting. Certain resolutions, which limit a shareholder’s ownership or voting rights, are subject to approval by a nine-tenth majority of the votes cast and the share capital represented at the general meeting. Decisions to impose any or increase any obligations of the shareholders towards the company require unanimity.
Delaware
. Under the Delaware General Corporation Law, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote, and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors.

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
The summary does not cover investors to whom special tax rules apply, and, therefore, may not be relevant, for example, to investors subject to the Danish Tax on Pension Yields Act (
i.e.
, pension savings), professional investors, certain institutional investors, insurance companies, pension companies, banks, stockbrokers and investors with tax liability on return on pension investments. The summary does not cover taxation of individuals and companies who carry on a business of purchasing and selling shares. The summary only sets out the tax position of the direct owners of the ADSs and further assumes that the direct investors are the beneficial owners of the ADSs and any dividends thereon. Sales are assumed to be sales to a third party.
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
Taxation of Danish Tax Resident Holders of the ADSs
It is currently not clear under the Danish tax legislation or case law how the listed ADSs are to be treated for tax purposes, and therefore no level of assurance can be given on this matter. For the purpose of the below comments, it is assumed that a holder of ADSs listed in the U.S. should be treated as holding non-listed
shares in the company, as the company’s ordinary shares are not admitted to trading on a regulated market. However, recent communications from the Danish Tax authorities indicate that based on an individual analysis based on the actual facts and circumstances and terms and conditions of the depositary agreement, a holder of ADSs may not be treated as holding unlisted shares in the company for Danish tax purposes, which has hitherto been assumed when the underlying asset consists of an unlisted share. Furthermore, the communications from the Danish Tax authorities indicate if the holders of ADSs are not treated as holders of shares in the Danish company, then the depositary bank may be considered the holder of the ordinary shares in the company for Danish tax purposes.
However, the tax position and treatment of ADSs under Danish law are still unclear. In the event that the holders of ADSs are not treated as holding unlisted shares in the company, it is likely that they will be treated as either holding listed shares or financial instruments for tax purposes.
As described above, the below summary assumes that the holders of ADSs listed in the U.S. should be treated as holding unlisted ordinary shares in the company for Danish tax purposes, but if this is not the case, then this will impact the Danish tax treatment of the holders of ADSs, including in respect of the taxation of dividends paid to holders of ADSs.
Sale of the ADSs (Individuals)
For individual investors in 2022, gains from the sale of shares are included in the computation of the annual share income subject to 27% tax on the first DKK 57,200 (for cohabiting spouses, a total of DKK 114,400) and at a rate of 42% on share income exceeding DKK 57,200 (for cohabiting spouses over DKK 114,400). Such amounts are subject to annual adjustment and include all share income (
i.e.
, all capital gains and dividends derived by the individual or cohabiting spouses, respectively).
Gains and losses on the sale of shares are calculated as the difference between the purchase price and the sales price. The purchase price is generally determined using the average method (in Danish “gennemsnitsmetoden”) as a proportionate part of the aggregate purchase price for all the shareholder’s shares in the company.
As the ADSs, for the purpose of this tax description, are considered unlisted shares for Danish tax purposes, losses may be offset against other share income, (
i.e.
, received dividends and capital gains on the sale of shares). Unused losses will automatically be offset against a cohabiting spouse’s share income. In case the share income becomes negative, a negative tax on the share income will be calculated and offset against the individual’s other final taxes. Unused negative tax on share income will be offset against a cohabiting spouse’s final taxes. If the negative tax on share income cannot be offset against a cohabiting spouse’s final taxes, the negative tax can be carried forward indefinitely and offset against future year’s taxes. The tax treatment follows from the realization principle.
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
“
Subsidiary Shares”
are generally defined as shares owned by a shareholder holding at least 10% of the nominal share capital of the issuing company.

“
Group Shares
” are generally defined as shares in a company in which the shareholder of the company and the issuing company are subject to Danish joint taxation or fulfill the requirements for international joint taxation under Danish law (
i.e.
, the company is controlled by the shareholder).
“
Tax-Exempt
Portfolio Shares”
are defined as shares not admitted to trading on a regulated market owned by a shareholder holding less than 10% of the nominal share capital of the issuing company.
“
Taxable Portfolio Shares”
are defined as shares that do not qualify as Subsidiary Shares, Group Shares or
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
Capital gains from the sale of Taxable Portfolio Shares are taxable at a rate of 22% irrespective of ownership period. Losses on such shares are generally deductible. Gains and losses on Taxable Portfolio Shares are generally taxable according to the mark-to-market
principle (in Danish “
lagerprincippet
”).
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
Dividends (Individuals)
As described above, it is uncertain if holders of ADSs for Danish tax purposes are treated as holders of the ordinary shares in the company. Therefore, it is highly uncertain if the actual distribution of dividends on ADSs to Danish investors are considered dividends for Danish tax purposes. However, if such distributions to Danish tax resident individual investors are treated as dividends, taxation as share income, as described above, will take place. All share income must be included when calculating whether the amounts described above are exceeded. Dividends paid to individuals are generally subject to 27% withholding tax.
Dividends (Companies)
For corporate investors, dividends paid (subject to the same uncertainty as described immediately above) on Subsidiary Shares and Group Shares are tax-exempt
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
The actual withholding tax rate is as a starting point 27%, while it can be reduced (0%, 15.4%, 22%) if certain requirements are met. A claim for repayment can be made within two months or the excess tax will offset the corporation income tax for the year. The statute of limitations is three years.

Taxation of Shareholders Residing Outside Denmark
It is currently not clear under the Danish tax legislation or case law how the listed ADSs are to be treated for tax purposes, and therefore no level of assurance can be given on this matter. For the purpose of this summary, it is assumed that a holder of ADSs listed in the U.S. should be treated as holding non-listed
shares in the company, as the company’s ordinary shares are not admitted to trading on a regulated market. However, recent communications from the Danish Tax authorities indicate that based on an individual analysis based on the actual facts and circumstances and terms and conditions of the depositary agreement, a holder of ADS’s may not be treated as holding unlisted shares in the company for Danish tax purposes, which has hitherto been assumed when the underlying asset consists of an unlisted share. Furthermore, the communications from the Danish Tax authorities indicate if the holders of ADSs are not treated as holders of shares in the Danish company, then the depositary bank may be considered the holder of the ordinary shares in the company for Danish tax purposes.
However, the tax position and treatment of ADSs under Danish law are still unclear. In the event that the holders of ADSs are not treated as holding unlisted shares in the company it is likely that they will be treated as either holding listed shares or financial instruments for tax purposes.
As described above, the below summary assumes that the holders of ADSs listed in the U.S. should be treated as holding unlisted ordinary shares in the company for Danish tax purposes, but if this is not the case, then this will impact the Danish tax treatment of the holders of ADSs, including in respect of the taxation of dividends paid to holders of ADSs.
Sale of the ADSs (Individuals and Companies)
Holders of the ADSs not resident in Denmark are normally not subject to Danish taxation on any gains realized on the sale of ADSs, irrespective of the ownership period, subject to certain anti-avoidance rules seeking to prevent that taxable dividend payments are converted to tax exempt capital gains.
No Danish share transfer tax or stamp duties are payable on transfer of ADSs.
If an investor holds the ADSs in connection with a trade or business conducted from a permanent establishment in Denmark, gains on shares may be included in the taxable income of such activities pursuant to the rules applying to Danish tax residents as described above.
Dividends (Individuals)
As described above, it is uncertain if holders of ADSs for Danish tax purposes are treated as holders of the ordinary shares in the company. Therefore, it is highly uncertain if the holders of ADSs are entitled to apply for a refund of Danish withholding tax on dividends paid by the company. If the holders of ADSs are not entitled to apply for a refund of Danish withholding tax on dividends paid by the company, then the depositary bank may according to the recent communications from the Danish Tax authorities in certain circumstances be entitled to apply for a refund of Danish withholding tax.
However, if the holders of ADSs for Danish purposes are treated as holders of the ordinary shares in the company and are entitled to apply for a refund of Danish withholding tax on dividends paid by the company, then the below should apply:
Dividends paid to individuals are generally subject to 27% withholding tax.
Non-residents
of Denmark are not subject to additional Danish income tax in respect to dividends received on shares.
If the holders of the ADSs are considered beneficial owners of the dividends according to the applicable double tax treaty between Denmark and the tax residence country of the ADS holder, the withholding tax rate under such double tax treaty may apply to the extent the tax residency of the ADS holder can be documented.
For holders of ADSs (as beneficial owners of the dividends on the ordinary shares), if the withholding tax rate applied is higher than the applicable final tax rate (as reduced according to domestic law or an applicable double tax treaty) for the holder of ADSs, a request for a refund of Danish tax in excess hereof can be made in the following situations:
Reduction according to a tax treaty
In the event that the ADS holder is a resident of a state with which Denmark has entered into a tax treaty, the holder may generally, through certain certification procedures, seek a refund from the Danish tax authorities of the tax withheld in excess of the applicable treaty rate, which is typically 15%. Denmark has entered into tax treaties with approximately 80 countries, including the United States, Switzerland and almost all members of the European Union. The tax treaty between Denmark and the United States generally provides for a 15% tax rate.

Reduction according to Danish tax law
If the ADS holder holds less than 10% of the nominal share capital (in the form of ordinary shares in the company and not on the basis of the number of the ADSs issued) of the company and the ADS holder is tax resident in a state which has a tax treaty or an international agreement, convention or other administrative agreement on assistance in tax matters according to which the competent authority in the state of the ADS holder is obligated to exchange information with Denmark, dividends are subject to tax at a rate of 15%. If the ADS holder is tax resident outside the European Union, it is an additional requirement for eligibility for the 15% tax rate that the ADS holder together with related ADS holders holds less than 10% of the nominal share capital of the company.
Note that the reduced tax rate does not affect the withholding rate, which is why the holder must claim a refund as described above in order to benefit from the reduced rate.
Where a
non-resident
of Denmark holds shares which can be attributed to a permanent establishment in Denmark, dividends are taxable pursuant to the rules applying to Danish tax residents described above.
Dividends (Companies)
As described above, it is uncertain if holders of ADSs for Danish tax purposes are treated as holders of the ordinary shares in the company. Therefore, it is highly uncertain if the holders of ADSs are entitled to apply for a refund of Danish withholding tax on dividends paid by the company. If the holders of ADSs are not entitled to apply for a refund of Danish withholding tax on dividends paid by the company, then the depositary bank may according to the recent communications from the Danish Tax authorities in certain circumstances be entitled to apply for a refund of Danish withholding tax.
However, if the holders of ADSs for Danish purposes are treated as holders of the ordinary shares in the company and are entitled to apply for a refund of Danish withholding tax on dividends paid by the company, then the below should apply:
Dividends paid to companies are generally subject to 27% withholding tax.
Non-residents
of Denmark are not subject to additional income tax with respect to dividends received on shares.
If the investors of the ADSs are considered beneficial owners of the dividends according to the applicable double tax treaty between Denmark and the tax residence country of the ADS holder, the withholding tax rate under such double tax treaty may apply to the extent the tax residency of the ADS holder can be documented.
If the investors of the ADSs are considered beneficial owners of the dividends according to the applicable double tax treaty between Denmark and the tax residence country of the ADS holder, the withholding tax rate under such double tax treaty may apply to the extent the tax residency of the ADS holder can be documented.
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
Dividends paid on both
Tax-Exempt
and Taxable Portfolio Shares are generally subject to tax at a rate of 22% irrespective of ownership period. While the actual withholding tax rate is as a starting point 27%, it can be reduced if certain requirements are met. If the withholding tax rate applied is higher than the applicable final tax rate for the ADS holder, a request for a refund of Danish tax in excess hereof can be made by the ADS holder in the following situations:
Reduction according to a tax treaty
In the event that the ADS holder is a resident of a state with which Denmark has entered into a tax treaty, the holder may generally, through certain certification procedures, seek a refund from the Danish tax authorities of the tax withheld in excess of the applicable treaty rate, which is typically 15%. Denmark has entered into tax treaties with approximately 80 countries, including the United States and almost all members of the European Union. The tax treaty between Denmark and the United States generally provides for a 15% rate.

Reduction according to Danish tax law
If the ADS holder holds less than 10% of the nominal share capital (in the form of ordinary shares in the company and not on the basis of the number of the ADSs issued) in the company and the ADS holder is resident in a jurisdiction which has a tax treaty or an international agreement, convention or other administrative agreement on assistance in tax according to which the competent authority in the state of the ADS holder is obligated to exchange information with Denmark, dividends are generally subject to a tax rate of 15%. If the ADS holder is tax resident outside the European Union, it is an additional requirement for eligibility for the 15% tax rate that the ADS holder together with related ADS holders holds less than 10% of the nominal share capital of the company. Note that the reduced tax rate does not affect the withholding rate, hence, in this situation the ADS holder must also in this situation claim a refund as described above in order to benefit from the reduced rate.
Where a
non-resident
company of Denmark holds ADSs which can be attributed to a permanent establishment in Denmark, dividends are taxable pursuant to the rules applying to Danish tax residents described above.
Share Transfer Tax and Stamp Duties
No Danish share transfer tax or stamp duties are payable on transfer of the shares.
Material U.S. Federal Income Tax Consequences to U.S. Holders
The following discussion describes the material U.S. federal income tax consequences to U.S. Holders (as defined below) under present law of an investment in the ADSs. The effects of any applicable state or local laws, or other U.S. federal tax laws such as estate and gift tax laws, the alternative minimum tax, or the Medicare contribution tax on net investment income, are not discussed. This summary applies only to investors who hold the ADSs as capital assets (generally, property held for investment) and who have the U.S. dollar as their functional currency for U.S. federal income tax purposes. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, U.S. Treasury regulations promulgated thereunder, or the Treasury Regulations, judicial decisions, published rulings and administrative pronouncements of the U.S. Internal Revenue Service, or the IRS, and the income tax treaty between the United States and Denmark, or the Treaty, all as in effect as of the date of this annual report. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.
The following discussion does not address all U.S. federal income tax consequences relevant to a U.S. Holder’s particular circumstances or to U.S. Holders subject to particular rules, including:

•	U.S. expatriates and certain former citizens or long-term residents of the United States;

•	persons whose functional currency is not the U.S. dollar;

•	persons holding the ADSs as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions;

•	real estate investment trusts or regulated investment companies;

•	brokers, dealers or traders in securities, commodities or currencies;

•	partnerships, S corporations or other entities or arrangements treated as partnerships or pass-through entities for U.S. federal income tax purposes;

•	tax-exempt organizations or governmental organizations;

•	persons who acquired the ADSs pursuant to the exercise of any employee share option or otherwise as compensation;

•	persons that own or are deemed to own 10% or more of the company’s equity by vote or value;

•	persons that hold their ADSs through a permanent establishment or fixed base outside the United States; and

•	persons deemed to sell the ADSs under the constructive sale provisions of the Code.
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

•
a trust that (1) is subject to the supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a United States person for U.S. federal income tax purposes.

If you are a partner in a partnership (or other entity or arrangement taxable as a partnership for U.S. federal income tax purposes) that holds the ADSs, your tax treatment generally will depend on your status and the activities of the partnership. Partnerships holding the ADSs and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences applicable to them.
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
Taxation of Dividends and Other Distributions on the ADSs
Subject to the passive foreign investment company, or PFIC, rules discussed below, the gross amount of any distribution to you with respect to the ADSs will be included in your gross income as dividend income when actually or constructively received to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent the amount of the distribution exceeds our current and accumulated earnings and profits, it will be treated first as a return of your tax basis in the ADSs, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. However, we do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect a distribution will generally be reported as ordinary dividend income for such purposes. Any dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.
If we are eligible for benefits under the Treaty, or if the ADSs are readily tradable on an established securities market in the United States, dividends a U.S. Holder receives from us generally will be “qualified dividend income.” If certain holding period and other requirements, including a requirement that we are not a PFIC in the year of the dividend or the immediately preceding year, are met, qualified dividend income of an individual or other non-corporate
U.S. Holder generally will be subject to preferential tax rates. ADSs representing ordinary shares generally are considered for these purposes to be readily tradable on an established securities market in the United States if they are listed on The Nasdaq Global Select Market, as our ADSs currently are. You should consult your tax advisor regarding the availability of these preferential tax rates under your particular circumstances.
As discussed in “Taxation—Danish Tax Considerations,” payments of dividends by us may be subject to Danish withholding tax. The rate of withholding tax applicable to U.S. Holders that are eligible for benefits under the Treaty is reduced to a maximum of 15%. For U.S. federal income tax purposes, U.S. Holders will be treated as having received the amount of withheld Danish taxes, and as then having paid over the withheld taxes to the Danish taxing authorities. As a result of this rule, the amount of dividend income included in gross income for U.S. federal income tax purposes by a U.S. Holder with respect to a payment of dividends may be greater than the amount of cash actually received (or receivable) by the U.S. Holder from us with respect to the payment.
Dividends will generally constitute foreign source income for foreign tax credit limitation purposes. Subject to the discussion of the PFIC rules below, any tax withheld with respect to distributions on the ADSs at the rate applicable to a U.S. Holder may, subject to a number of complex limitations, be claimed as a foreign tax credit against such U.S. Holder’s U.S. federal income tax liability or may be claimed as a deduction for U.S. federal income tax purposes. Any amount withheld in excess of the tax rate applicable to a U.S. Holder generally is not eligible to be claimed as a foreign tax credit, regardless of whether such amount is actually refunded or reclaimed. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the ADSs generally will constitute “passive category income.” The rules with respect to the foreign tax credit are complex and involve the application of rules that depend upon a U.S. Holder’s particular circumstances. You are urged to consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.
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
Passive Foreign Investment Company
Under the Code, the determination of PFIC status is fact-specific and generally cannot be made until after the close of the taxable year in question. Based on the market price of the ADSs and the value and composition of our income and assets, we do not believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2021. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you we will not be a PFIC for any taxable year. A
non-U.S.
corporation will be considered a PFIC for any taxable year if either:

•	at least 75% of its gross income for such taxable year is passive income, or

•
at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets) during such taxable year) is attributable to assets that produce or are held for the production of passive income.

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
A separate determination must be made each taxable year as to whether we are a PFIC (after the close of each such taxable year). Because the value of our assets for purposes of the asset test will generally be determined by reference to the market price of the ADSs, our PFIC status will depend in large part on the market price of the ADSs, which may fluctuate significantly. In addition, changes in the composition of our income or assets may cause us to become a PFIC. For these reasons, we cannot assure you we will not be a PFIC for any tax year.
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

Gains (but not losses) realized on the sale of the ADSs cannot be treated as capital gains, even if you hold the ADSs as capital assets.
If we are treated as a PFIC with respect to you for any taxable year, to the extent we own directly or indirectly equity in any
non-U.S.
corporations that are also PFICs, you will be deemed to own your proportionate share of any such lower-tier PFIC, and you may be subject to the rules described in the preceding two paragraphs with respect to the shares of such lower-tier PFICs you would be deemed to own. As a result, you may incur liability for any “excess distribution” described above if we receive a distribution from such lower-tier PFICs or if any shares in such lower-tier PFICs are disposed of (or deemed disposed of). You should consult your tax advisor regarding the application of the PFIC rules to any lower-tier PFICs.
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
The
“mark-to-market”
election is available only for “marketable stock,” which is stock that is traded in other than de minimis
quantities on at least 15 days during each calendar quarter, or regularly traded, on a qualified exchange or other market, as defined in applicable Treasury Regulations. Any trades that have as their principal purpose meeting this requirement will be disregarded. The ADSs are listed on The Nasdaq Global Select Market and, accordingly, provided the ADSs are regularly traded, if you are a holder of ADSs, the
“mark-to-market”
election would be available to you if we are a PFIC. Once made, the election cannot be revoked without the consent of the IRS unless the ADSs cease to be “marketable stock.” If we are a PFIC for any year in which the U.S. Holder owns ADSs but before a
“mark-to-market”
election is made, the interest charge rules described above will apply to any
“mark-to-market”
gain recognized in the year the election is made. The
“mark-to-market”
election may not be available with respect to the shares of lower-tier PFICs that are treated as owned by you. Consequently, you could be subject to the PFIC rules with respect to income of the lower-tier PFICs the value of which already had been taken into account indirectly via
“mark-to-market”
adjustments. A U.S. Holder should consult its tax advisors as to the availability and desirability of a
“mark-to-market”
election, as well as the impact of such election on interests in any lower-tier PFICs.
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
under the Exchange Act) as of December 31, 2021, have concluded that based on the evaluation of these controls and procedures required by Rule
13a-15(b)
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
Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2021. This assessment was performed under the directions and supervision of our Chief Executive Officer and our principal financial and accounting officers and based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission.

A material weakness is a control deficiency, or a combination of control deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected. These control deficiencies could result in a misstatement of the financial statement accounts or related disclosures that would result in a material misstatement in the annual or interim consolidated financial statements that would not be prevented or detected on a timely basis. Based on management’s assessment of those criteria, management has concluded that the design and operating effectiveness of our internal control over financial reporting was effective as of December 31, 2021.
The effectiveness of the Company’s internal control over financial reporting has been audited by Deloitte Statsautoriseret Revisionspartnerselskab, our independent registered public accounting firm, as stated in their report on the Company’s financial statements and internal control over financial reporting as of December 31, 2021, which is included under Item 18 below.

C.	Attestation Report of the Registered Public Accounting Firm
The effectiveness of our internal control over financial reporting as of December 31, 2021 has been audited by Deloitte Statsautoriseret Revisionspartnerselskab, an independent registered public accounting firm, as stated in their report, which appears in Item 18 below.

D.	Changes in Internal Control over Financial Reporting
During the year ended December 31, 2021, the Company completed a company-wide implementation of a new enterprise resource planning system, encompassing all areas of accounting and financial reporting, including procurement, revenue recognition, and inventory management. The implementation involved changes in systems, processes and internal controls, and accordingly, these changes have required changes in our system of internal control over financial reporting. In addition, we added controls related to the commercialization of TransCon hGH, including controls related inventory costing and inventory management and controls related to commercial sales activities. There has been no other changes in our internal control over financial reporting (as defined in Rule
13a-15(f)
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

	Year ended December 31, 2021		Year ended December 31, 2020
	EUR’000	%89	EUR’000%
Audit Fees	771	89	599	83
Tax Fees	87	10	104	14
All Other Fees	13	1	22	3

Total	871	100	725	100

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
Tax Fees
relate to the aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning.
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
In 2021, we made the following purchases of ADSs in connection with covering our obligations under our RSU program, as described in “Item 6—Directors, Senior Management and Employees—B. Compensation—RSU Program.”
In September 2021, our Board of Directors authorized the Share Repurchase Program pursuant to which we could repurchase up to USD $25 million worth of our ADSs during the period started November 1, 2021 and ended December 31, 2021. We publically announced the Share Repurchase Program on September 29, 2021. During the year ended December 31, 2021, we repurchased 154,837 ADSs pursuant to the Share Repurchase Program.
The table below is a summary of the shares repurchased by us during the 2021 fiscal year. All ADSs were repurchased pursuant to the Share Repurchase Program.

Period	Total Number of ADSs Purchased	Weighted Average Price Paid per ADS (US$)*	Total Number of ADSs Purchased as Part of Publicly Announced Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
November 1, 2021 – November 9, 2021	154,837	$161.46	154,837	—
* Total value includes fees and costs associated with the Repurchase Program.

Item 16F	Change in Registrants Certifying Accountant
None.

Item 16G	Corporate Governance
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

Item 16H	Mine Safety Disclosure
Not applicable.

Item 16I	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Not applicable.

PART III

Item 17	Financial Statements
See “Item 18 Financial Statements.”

Item 18	Financial Statements

ASCENDIS PHARMA A/S

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of Ascendis Pharma A/S
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated statements of financial position of Ascendis Pharma A/S and subsidiaries (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of profit or loss and other comprehensive income, the consolidated statements of changes in equity, and the consolidated cash flow statements for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in
Internal Control — Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in
Internal Control — Integrated Framework (2013)
 issued by COSO.
Basis for Opinions
The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.
Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
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
The Company recognises the costs that it incurs for clinical trial activities as research and development expenses based on its evaluation of its vendors’ progress toward completion of specific tasks. Payment timing may differ significantly from the period in which the costs are recognised as an expense, resulting in clinical trial accruals or prepaid expenses being recognised within Prepayments or Trade Payables and Accrued Expenses in the Statement of Financial Position.
In estimating the vendors’ progress toward completion of specific tasks, the Company uses data such as patient enrolment, clinical site activations or vendor information of actual costs incurred. This data is obtained through reports from or discussions with Company personnel and outside service providers as to the progress or state of completion of trials, or the completion of services. Costs that are paid in advance are deferred as a prepaid expense and amortised over the service period as the services are provided. Costs for services provided that have not yet been paid are recognised as accruals.
We identified clinical trial accruals as a critical audit matter due to the number of ongoing clinical trial activities, the subjectivity involved in estimating clinical trial accruals, and because auditing the clinical trial accruals involves judgement in assessing the progress of the research and development activities relative to the costs incurred.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to clinical trial accruals included the following, among others:

•	We tested the effectiveness of controls over clinical trial accruals;

•	We obtained and read selected contract research organisation agreements, as well as amendments thereto;

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

•	For a selection of open purchase orders, we assessed management’s judgements and estimates in determining whether an accrual or prepaid expense should be recorded; and

•	We made selections of specific amounts recognised as research and development expenses as well as those recognised as accruals and prepaid expenses and performed the following procedures:

•	We assessed management’s estimate of the vendors’ progress with Company clinical operations personnel;

•
We obtained the related statement of work, purchase order, or other supporting documentation (such as communications between the Company and vendors) and evaluated management’s judgments compared to the evidence obtained; and

•	We obtained the listing of all contracts related to research and development expenses to evaluate the completeness of accruals and prepaid expenses.
/s/ Deloitte Statsautoriseret Revisionspartnerselskab
Copenhagen, Denmark
March 2, 2022
We have served as the Company’s auditor since 2007.

Consolidated Statements of Profit or Loss and Other Comprehensive Income for the Years Ended December 31

	Notes	2021	2020	2019

			(EUR’000)
Consolidated Statement of Profit or Loss
Revenue	4	7,778	6,953	13,375
Cost of sales		3,523	—	—

Gross profit		4,255	6,953	13,375
Research and development costs	6, 11	295,867	260,904	191,621
Selling, general and administrative expenses	6, 11	160,180	76,669	48,473

Operating profit/(loss)		(451,792)	(330,620)	(226,719)
Share of profit/(loss) of associate	12	12,041	(9,524)	(8,113)
Finance income	17	59,718	1,812	17,803
Finance expenses	17	3,911	80,842	1,221

Profit/(loss) before tax		(383,944)	(419,174)	(218,250)
Tax on profit/(loss) for the year	9	367	219	234

Net profit/(loss) for the year		(383,577)	(418,955)	(218,016)

Attributable to owners of the Company		(383,577)	(418,955)	(218,016)

Basic and diluted earnings/(loss) per share		€(7.00)	€(8.28)	€(4.69)
Weighted average number of shares used for calculation (basic and diluted) (1)		54,771,763	50,616,528	46,506,862

		(EUR’000)
Consolidated Statement of Comprehensive Income
Net profit/(loss) for the year		(383,577)	(418,955)	(218,016)
Other comprehensive income/(loss)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations		3,855	(42)	(37)

Other comprehensive income/(loss) for the year, net of tax		3,855	(42)	(37)

Total comprehensive income/(loss) for the year, net of tax		(379,722)	(418,997)	(218,053)

Attributable to owners of the Company		(379,722)	(418,997)	(218,053)

(1)
A total of 7,085,073
warrants outstanding as of December 31, 2021 (a total of 6,148,004 warrants and 5,820,211
warrants outstanding as of December 31, 2020 and 2019, respectively) can potentially dilute earnings per share in the future but have not been included in the calculation of diluted earnings per share because they are antidilutive for the periods presented.

F-
4

Consolidated Statements of Financial Position as of December 31,

	Notes	2021	2020

		(EUR’000)
Assets
Non-current assets
Intangible assets	5, 10	5,272	5,717
Property, plant and equipment	5, 11	126,049	108,112
Investment in associate	12	38,345	9,176
Other receivables	17	1,808	1,375
Marketable securities	17	107,561	115,280

		279,035	239,660

Current assets
Inventories	13	75,405	—
Trade receivables	17	2,200	387
Income tax receivables		893	—
Other receivables	17	20,093	6,957
Prepayments		25,231	13,994
Marketable securities	17	235,797	134,278
Cash and cash equivalents	17	446,267	584,517

		805,886	740,133

Total assets		1,084,921	979,793

Equity and liabilities
Equity
Share capital	17	7,646	7,217
Distributable equity		875,989	831,494

Total equity		883,635	838,711

Non-current liabilities
Lease liabilities	14, 17	97,966	85,116
Contract liabilities	15	2,964	—
Other liabilities		—	3,162

		100,930	88,278

Current liabilities
Lease liabilities	14, 17	6,995	6,859
Contract liabilities	15	2,601	363
Trade payables and accrued expenses	17	59,417	21,897
Other liabilities		29,952	23,384
Income tax payables		198	301
Provisions		1,193	—

		100,356	52,804

Total liabilities		201,286	141,082

Total equity and liabilities		1,084,921	979,793

F-
5

Consolidated Statements of Changes in Equity

	Share Capital	Distributable Equity					Total
		Share Premium	Treasury shares	Foreign Currency Translation Reserve	Share-based Payment Reserve	Accumulated Deficit

	(EUR ‘000)
Equity at January 1, 2019	5,659	625,250	—	3	42,445	(393,307)	280,050

Loss for the year	—	—	—	—	—	(218,016)	(218,016)
Other comprehensive income/(loss), net of tax	—	—	—	(37)	—	—	(37)

Total comprehensive income/(loss)	—	—	—	(37)	—	(218,016)	(218,053)

Transactions with Owners
Share-based payment (Note 7)	—	—	—	—	37,486	—	37,486
Capital increase	784	528,548	—	—	—	—	529,332
Cost of capital increase	—	(31,701)	—	—	—	—	(31,701)

Equity at December 31, 2019	6,443	1,122,097	—	(34)	79,931	(611,323)	597,114

Loss for the year	—	—	—	—	—	(418,955)	(418,955)
Other comprehensive income/(loss), net of tax	—	—	—	(42)	—	—	(42)

Total comprehensive income/(loss)	—	—	—	(42)	—	(418,955)	(418,997)

Transactions with Owners
Share-based payment (Note 7)	—	—	—	—	53,170	—	53,170
Capital increase	774	638,023	—	—	—	—	638,797
Cost of capital increase	—	(31,373)	—	—	—	—	(31,373)

Equity at December 31, 2020	7,217	1,728,747	—	(76)	133,101	(1,030,278)	838,711

Loss for the year	—	—	—	—	—	(383,577)	(383,577)
Other comprehensive income/(loss), net of tax	—	—	—	3,855	—	—	3,855

Total comprehensive income/(loss)	—	—	—	3,855	—	(383,577)	(379,722)

Transactions with Owners
Share-based payment (Note 7)	—	—	—	—	66,830	—	66,830
Acquisition of treasury shares	—	—	(21,605)	—	—	—	(21,605)
Capital increase	429	398,966	—	—	—	—	399,395
Cost of capital increase	—	(19,974)	—	—	—	—	(19,974)

Equity at December 31, 2021	7,646	2,107,739	(21,605)	3,779	199,931	(1,413,855)	883,635

F-
6

Consolidated Cash Flow Statements for the year Ended December 31

	Notes	2021	2020	2019

		(EUR’000)
Operating activities
Net profit/(loss) for the year		(383,577)	(418,955)	(218,016)
Reversal of finance income		(59,718)	(1,812)	(17,803)
Reversal of finance expenses		3,911	80,842	1,221
Reversal of tax charge		(367)	(219)	(234)
Increase/(decrease) in provisions		1,193	—	—
Adjustments for non-cash items:
Non-cash consideration regarding revenue		(2,365)	(3,499)	(6,522)
Share of profit/(loss) of associate		(12,041)	9,524	8,113
Share-based payment		66,830	53,170	37,486
Depreciation		14,946	9,448	6,689
Amortization		445	—	—
Changes in working capital:
Inventories	13	(75,405)	—	—
Receivables		(6,659)	(1,996)	(2,182)
Prepayments		(11,238)	(6,357)	4,766
Contract liabilities (deferred income)		5,202	(495)	(6,044)
Trade payables, accrued expenses and other payables		39,186	7,884	7,530

Cash flows generated from/(used in) operations		(419,657)	(272,465)	(184,996)
Finance income received		3,697	1,326	10,056
Finance expenses paid		(1,841)	(1,504)	(717)
Income taxes received/(paid)		152	1,095	(279)

Cash flows from/(used in) operating activities		(417,649)	(271,548)	(175,936)

Investing activities
Investment in associate		(10,187)	—	—
Acquisition of property, plant and equipment		(23,704)	(19,860)	(5,159)
Reimbursement for acquisition of property, plant and equipment		—	5,054	—
Development expenditures (software)		(530)	(1,692)	—
Purchase of marketable securities		(226,038)	(537,752)	—
Settlement of marketable securities		149,880	263,051	—

Cash flows from/(used in) investing activities		(110,579)	(291,199)	(5,159)

Financing activities
Payment of principal portion of lease liabilities		(6,429)	(4,774)	(4,038)
Proceeds from exercise of warrants		11,537	26,882	17,377
Net proceeds from follow-on public offerings		367,884	580,542	480,254
Acquisitions of treasury shares, net of transaction costs		(21,605)	—	—

Cash flows from/(used in) financing activities		351,387	602,650	493,593

Increase/(decrease) in cash and cash equivalents		(176,841)	39,903	312,498

Cash and cash equivalents at January 1		584,517	598,106	277,862
Effect of exchange rate changes on balances held in foreign currencies		38,591	(53,492)	7,746

Cash and cash equivalents at December 31		446,267	584,517	598,106

Cash and cash equivalents include:
Bank deposits		441,736	581,872	598,106
Short-term marketable securities		4,531	2,645	—

Cash and cash equivalents at December 31		446,267	584,517	598,106

F-
7

Note 1—General Information
Ascendis Pharma A/S, together with its subsidiaries, is applying its innovative TransCon technologies to build a leading, fully integrated, global biopharmaceutical company. Ascendis Pharma A/S was incorporated in 2006 and is headquartered in Hellerup, Denmark. Unless the context otherwise requires, references to the “Company,” “we,” “us,” and “our”, refer to Ascendis Pharma A/S and its subsidiaries.
The address of the Company’s registered office is Tuborg Boulevard 12,
DK-2900
Hellerup, Denmark. The Company’s registration number in Denmark is 29918791.
On February 2, 2015, the Company completed an initial public offering (“IPO”), which resulted in the listing of American Depositary Shares (“ADSs”), representing the Company’s ordinary shares, under the symbol “ASND” in the United States on The Nasdaq Global Select Market.
The Company’s Board of Directors approved these consolidated financial statements on March 2, 2022.
Note 2—Summary of Significant Accounting Policies
Basis of Preparation
The consolidated financial statements are prepared in accordance with the International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), and as adopted by the European Union (“EU”).
The accounting policies applied when preparing the consolidated financial statements are described in detail below and are applied for all entities. Significant accounting judgements and sources of estimation uncertainties used when exercising the accounting policies are described in Note 3 “Significant Accounting Judgements and Estimates”.
These consolidated financial statements have been prepared under the historical cost convention, apart from certain financial instruments that are measured at fair value at initial recognition.
Changes in Accounting Policies and Disclosures
Several amendments to and interpretations of IFRS applied for the first time in 2021, which has not had an impact on the accounting policies applied by the Company. Thus, the accounting policies applied when preparing these consolidated financial statements have been applied consistently to all the periods presented.
Going Concern
The Company’s Board of Directors has, at the time of approving the consolidated financial statements, a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future. Thus, the Company continues to adopt the going concern basis of accounting in preparing the consolidated financial statements.
Basis of Consolidation
The consolidated financial statements include the parent company, Ascendis Pharma A/S, and all enterprises over which the parent company has control. Control of an enterprise exists when the Company has exposure, or rights to, variable returns from its involvement with the enterprise and has the ability to control those returns through its power over the enterprise. Accordingly, the consolidated financial statements include Ascendis Pharma A/S and the subsidiaries listed in Note 19 “Investment in Group Enterprises”.
Consolidation Principles
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

F-
8

•	Rights arising from other contractual arrangements.
All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between group enterprises are eliminated in full on consolidation.
Subsidiaries apply accounting policies in line with the Company’s accounting policies. When necessary, adjustments are made to bring the entities’ accounting policies in line with those of the Company.
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
The consolidated statements of profit or loss include the Company’s share of result after tax of the associate after any adjustments made to bring the associates accounting policies in line with those of the Company. Transactions between the associate and the Company are eliminated proportionally according to the Company’s interest in the associate. Unrealized gains and losses resulting from transactions between the Company and its associate is eliminated to the extent of the Company’s interest in the associate.
On each reporting date, the Company determines whether there is objective evidence that the associate is impaired. If there is such evidence, the amount of impairment is calculated as the difference between the recoverable amount of the associate and its carrying amount. Any impairment loss is recognized in the consolidated statements of profit or loss.
Foreign Currency
Functional and Presentation Currency
Items included in the consolidated financial statements are measured using the functional currency of each group entity. Functional currency is the currency of the primary economic environment in which the entity operates. The consolidated financial statements are presented in Euros (“EUR”), which is also the functional currency of the parent company.
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

F-
9

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
Revenue
Revenue from Commercial Sale of Products
Revenue is recognized when the customer has obtained control of the goods and it is probable that the Company will collect the consideration to which it is entitled for transferring the goods. Control is transferred upon delivery.
Revenue is measured at the contractual sales price, reflecting the consideration received or receivable from customers, net of value added taxes, and provisions for a variety of sales deductions including prompt pay discounts, shelf stock adjustments and applicable sales rebates attributed to various commercial arrangements, managed healthcare organizations, and government programs such as Medicaid and the 340B Drug Pricing Program (chargebacks), and co-pay
arrangements. In addition, goods are principally sold under a
“sale-or-return”
basis, where customers may return products in line with the Company’s return policy. Sales deductions and product returns are considered variable consideration and are estimated at the time of sale using the expected value method. The amount of variable consideration that is included in the transaction price may be constrained and is included in the net contractual price only to the extent that it is probable that a significant reversal will not occur.

Unsettled sales rebates and product returns are recognized as provisions when timing or amount is uncertain. Payable amounts that are absolute are recognized as other liabilities. Sales discounts and rebates that are payable to customers are off-set
in trade receivables.
Other Revenue
Other revenue is primarily generated from collaboration and license agreements. In addition, other revenue is generated from feasibility studies for potential partners to evaluate if TransCon technologies enable certain advantages for their product candidates of interest. Such feasibility studies are often structured as short-term agreements with fixed fees for the work that the Company performs.
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
Other revenue is stated net of value added taxes, and discounts.

F-1
0

Research and Development Costs
Research and development costs consist primarily of manufacturing costs, preclinical and clinical study costs and costs for process optimizations and improvements performed by Clinical Research Organizations (“CROs”) and Contract Manufacturing Organizations (“CMOs”), salaries and other personnel costs including pension and share-based payment, the cost of facilities, professional fees, cost of obtaining and maintaining the Company’s intellectual property portfolio, and depreciation of non-current
assets used in research and development activities.
Research costs are incurred at the early stages of the drug development cycle from the initial drug discovery and include a variety of preclinical research activities in order to assess potential drug candidates in non-human
subjects, prior to filing an Investigational New Drug Application (“IND”), or equivalent. Research costs are recognized in the consolidated statement of profit or loss when incurred.
Development activities relate to activities following an IND, or equivalent, and typically involves a single product candidate undergoing a series of studies to illustrate its safety profile and effect on human beings prior to obtaining the necessary approval from the appropriate authorities. Development activities comprise drug candidates undergoing clinical trials starting in phase I (first time drug is administrated in a small group of humans), and further into Phase II and III, which include administration of drugs in large patient groups. Following, and depending on clinical trial results, a Biologic License Application (“BLA”) may be submitted to the authorities, to apply for marketing approval, which, with a positive outcome will permit the Company to market and sell the drug products. Long-term extension trials may be ongoing following submission of a BLA.
Development costs also include manufacturing costs related to validation batches, or process performance qualification batches on development product candidates, and write-downs of inventories manufactured for late-stage development product candidates prior to marketing approval being obtained
(pre-launch
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
Selling, General and Administrative Expenses
Selling, general and administrative expenses comprise salaries and other personnel costs including pension and share-based payment, office supplies, cost of facilities, professional fees, and depreciation of non-current
assets related to such activities, and commercial activities. Selling, general and administrative expenses are recognized in the consolidated statement of profit or loss when incurred.
Share-based Incentive Programs
Share-based incentive programs comprise warrant programs and Restricted Stock Unit programs
(“RSU-programs”)
and are classified as equity-settled share-based payment transactions.
The cost of equity-settled transactions is determined by the fair value at the date of grant. For warrant programs, the fair value of each warrant granted is determined using the Black-Scholes valuation model. For
RSU-programs,
the fair value of each RSU granted is equal to the average share price on the date of grant of the underlying ADS.
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
Where an equity-settled grant is cancelled other than upon forfeiture when vesting conditions are not satisfied, the grant is treated as if it vested on the date of the cancellation, and any expense not yet recognized for the grant is recognized immediately.
Where the terms and conditions for an equity-settled grant is modified, the services measured at the grant date fair value over the vesting period are recognized, subject to performance and/or service conditions that was specified at the initial grant date(s). Additionally, at the date of modification, unvested grants are re-measured
and any increase in the total fair value is recognized over the vesting period. If a new grant is substituted for the cancelled grant and designated as a replacement grant on the date that it is granted, the cancelled and new grants are treated as if they were a modification of the original grant.

Any social security contributions payable in connection with the grant or exercise of the warrants are recognized as expenses when incurred. The assumptions used for estimating the fair value of share-based payment transactions are disclosed in Note 7 “Share-based Payment”.

F-1
1

Finance Income and Expenses
Finance income and expenses comprise interest income and expenses and realized and unrealized exchange rate gains and losses on transactions denominated in foreign currencies.
Interest income and interest expenses are stated on an accrual basis using the principal and the effective interest rate. The effective interest rate is the discount rate that is used to discount expected future cash payments or receipts through the expected life of the financial asset or financial liability to the amortized cost (the carrying amount) of such asset or liability.
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
Deferred tax assets, including the tax base of tax loss carry forwards, are recognized in the statement of financial position at their estimated realizable value, either as a set-off
against deferred tax liabilities or as net tax assets for offset against future positive taxable income. Deferred tax assets are only offset against deferred tax liabilities if the entity has a legally enforceable right to offset, and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same tax jurisdiction. Deferred tax is calculated based on the planned use of each asset and the settlement of each liability, respectively.
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
Software
Software assets comprise administrative applications and serve general purposes to support the Company’s operations.

F-1
2

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
Following initial recognition of the development expenditure as an asset, the asset is carried at cost less any accumulated amortization and accumulated impairment losses. Amortization of the asset begins when the development is complete, and the asset is available for use. Software assets are amortized over the period of expected future benefits. Amortization is recognized in research and development costs, and selling, general and administrative expenses, as appropriate. During the period of development, the asset is tested for impairment, at least annually, or if there are indications that the asset is impaired. Expenditures, that do not meet the criteria above are recognized as an expense as incurred.
Property, Plant and Equipment
Property, plant and equipment primarily comprises leasehold improvements, office facilities, and process equipment and tools which are located at CMOs. Property, plant and equipment also includes right-of-use
assets. Refer to the separate section “Leases”.
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

F-1
3

Depreciation is calculated on a straight-line basis, based on an asset’s expected useful life, being within the following ranges:

Process plant and machinery	5 - 10 years
Other equipment	3 - 5 years
Leasehold improvements	3 - 11 years
Right-of-use assets	2 - 11 years
Depreciation methods, useful lives and residual amounts are reassessed at least annually.
Property, plant and equipment is written down to the lower of recoverable amount and carrying amount, as described in the “Impairment” section below. Depreciation and impairment losses of property, plant and equipment is recognized in the consolidated statement of profit or loss as cost of sales, research and development costs or as selling, general and administrative expenses, as appropriate.
Gains and losses on disposal of property, plant and equipment are recognized in the consolidated statement of profit or loss at its net proceeds, as either other operating income or other operating expenses, as appropriate.
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
Inventories
Inventories comprise raw materials, work in progress and finished goods. Work in progress and finished goods comprise service expenses incurred at CMOs, raw materials consumed, incremental storage and transportation, other direct materials, and a proportion of manufacturing overheads based on normal operation capacity.
Inventories are measured at the lower of cost incurred in bringing it to its present location and condition, and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale. Production processes are complex, where actual yields and consumptions are sensitive to a wide variety of manufacturing conditions. Work in progress and finished goods are measured under a standard cost method that takes into account normal levels of consumption, yields, labor, efficiency and capacity utilization. Standard cost variances are reviewed regularly and adjusted to ensure inventories approximate actual cost of production.
If net realizable value is lower than cost, a write-down is recognized as the excess amount by which cost exceeds net realizable value, as part of cost of sales when incurred. The amount of reversal of write-down of inventories arising from an increase in net realizable value is recognized as a reduction in cost of sales in the period in which the reversal occurs.
Manufacturing of
pre-launch
inventories are initiated for late-stage product candidates where manufacturing costs are recognized as inventories. However, since pre-launch
inventories are not realizable prior to obtaining marketing approval, pre-launch
inventories are immediately written down to zero through research and development costs. If marketing approval is obtained, prior write-downs of pre-launch
inventories are reversed through research and development costs.
Cost of inventories is recognized as part of cost of sales in the period in which the related revenue is recognized.
Receivables
Receivables comprise trade receivables, income tax receivables and other receivables.
Trade receivables are classified as financial assets at amortized cost, as these are held to collect contractual cash flows and thus give rise to cash flows representing solely payments of principal and interest. Trade receivables are initially recognized at their transaction price and subsequently measured at amortized cost. Income tax receivables, and other receivables related to deposits, VAT and other indirect taxes are measured at cost less impairment. Carrying amounts of receivables usually equals their nominal value less provision for impairments.

F-1
4

Prepayments
Prepayments comprise advance payments relating to a future financial period. Prepayments are measured at cost.
Marketable Securities
Marketable securities may comprise government bonds, treasury bills, commercial papers, and other securities traded on established markets.

At initial recognition (trade-date), contractual terms of individual securities are analyzed to determine whether these give rise on specified dates to cash flows that are solely payments of principal and interest on the principal outstanding. This assessment is referred to as the SPPI-test. All marketable securities held at the reporting date have passed the SPPI-test.
Marketable securities are initially recognized at fair value at trade-date, and subsequently measured at amortized cost under the effective interest method. Interest income is recognized as finance income in the consolidated statement of profit or loss. Marketable securities are subject to impairment test to accommodate expected credit loss. Gains and losses are recognized as finance income or expenses in the consolidated statement of profit or loss when the specific security or portfolio of securities is derecognized, modified or impaired.

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
Allowance for Expected Credit Losses on Financial Assets
Financial assets comprise receivables (excluding receivables relating to VAT, other indirect tax and income tax), marketable securities and cash and cash equivalents. Impairment of financial assets is determined on the basis of a forward-looking Expected Credit Loss (“ECL”) Model. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and the cash flows expected to be received, discounted by an approximation of the original effective interest rate.
For receivables, a simplified approach in calculating ECLs is applied. Therefore, changes in credit risks are not tracked, but instead, a loss allowance based on lifetime ECL is assessed at each reporting date. Lifetime ECLs are assessed on historical credit loss experience, adjusted for forward-looking factors specific to the counterparts and the economic environment.
For cash, cash equivalents and marketable securities, ECLs are assessed for credit losses that result from default events that are possible within the next twelve months (12-month ECL). Credit risk is continuously tracked and monitored in order to identify significant deterioration. For those credit exposures for which there have been a significant increase in credit risk since initial recognition, an allowance is recognized for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default.

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

F-1
5

Treasury shares reserve comprise own equity instrument which are recognized at cost and included within equity. No gain or loss is recognized in profit or loss on the purchase, sale, transfer or cancellation of the Company’s own equity instruments. The treasury shares reserve is part of unrestricted reserves and accordingly, reduce the amount available to be distributed as dividends to the Company’s shareholders.
Foreign currency translation reserve includes exchange rate adjustments relating to the translation of the results and net assets of foreign operations from their functional currencies to the presentation currency. The accumulated reserve of a foreign operation is reclassified to the consolidated statement of profit or loss at the time the Company loses control, and thus cease to consolidate such foreign operation. The foreign currency translation reserve is an unrestricted reserve that is available to be distributed as dividends to the Company’s shareholders.
Share-based payment reserve represents the corresponding entries to the share-based payment recognized in the consolidated statement of profit or loss, arising from warrant programs and restricted stock units programs. The share-based payments reserve is an unrestricted reserve that is available to be distributed as dividends to the Company’s shareholders.
Retained earnings/(accumulated deficit) represents the accumulated profits or losses from the Company’s operations. A positive reserve is available to be distributed as dividends to the Company’s shareholders.
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
Provisions
Provisions comprise unsettled sales reductions and product returns regarding sale of commercial products where amount or timing of payment is uncertain.
Provisions for commercial sales rebates, attributed to various commercial arrangements, managed healthcare organizations, and government programs such as Medicare, Medicaid and the 340B Drug Pricing Program (“chargebacks”), and co-pay
arrangements are recognized when the related sales takes place and measured using the expected value method. Payable amounts for managed healthcare organizations, government programs and chargebacks are generally settled within
90-180
days from the transaction date.
Provisions for estimated product returns are measured according to contractual sales price based on expected product returns.

F-1
6

Trade Payables and Accrued Expenses
Trade payables and accrued expenses are measured at amortized cost.
Other Liabilities
Other liabilities comprise payables to public authorities, short-term employee benefits, and sales rebates. Other liabilities are measured at their net-realizable
values.
Contract Liabilities
Contract liabilities comprise deferred income from collaboration and license agreements, where consideration received does not match the individual deliverables with respect to amount and satisfied performance obligations.
Contract liabilities
are
measured at the fair value of the consideration received and is recognized as revenue in the consolidated statement of profit or loss when the relevant performance obligation, to which the deferred income relates, is satisfied.

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
Cash flows from investing activities include payments in connection with acquisitions, development, improvement and sale, etc., of intangible assets, property, plant and equipment, group enterprises and associate. In addition, investing activities include acquisition and settlement of marketable securities.
Cash flows from financing activities comprise payments related to lease liabilities, and changes in the share capital and treasury shares of Ascendis Pharma A/S and related costs.
The effect of exchange rate changes on cash and cash equivalents held or due in a foreign currency is presented separately from cash flows from operating, investing and financing activities. Cash flows in currencies other than the functional currency are recognized in the cash flow statement, using the average exchange rates.
Cash and cash equivalents comprise cash and
on-demand
deposits with financial institutions and highly liquid marketable securities with a maturity of three months or less after the date of acquisition (trade-date).
Basic Earnings per Share
Basic Earnings per Share (“EPS”) is calculated as the consolidated net income or loss from continuing operations for the period divided by the weighted average number of ordinary shares outstanding. The weighted average number of shares takes into account the weighted average effect of changes in treasury shares during the year.
Diluted Earnings per Share
Diluted EPS is calculated as the consolidated net income or loss from continuing operations for the period divided by the weighted average number of ordinary shares outstanding adjusted for the weighted average effect of changes in treasury shares during the year, and the dilutive effect of outstanding warrants. If the consolidated statement of profit or loss shows a net loss, no adjustment is made for the dilutive effect, as such effect would be anti-dilutive.
New International Financial Reporting Standards Not Yet Effective
The IASB has issued, and the EU has adopted, a number of new or amended standards, which have not yet become effective. Therefore, these new standards have not been incorporated in these consolidated financial statements. The consolidated financial statements are not expected to be affected by such new or improved standards.

F-1
7

Note 3 – Significant Accounting Judgements and Estimates
In the application of the Company’s accounting policies, management is required to make judgements, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. Judgements, estimates and assumptions applied are based on historical experience and other factors that are relevant, and which are available at the reporting date. Uncertainty concerning estimates and assumptions could result in outcomes, that require a material adjustment to assets and liabilities in future periods.
Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized prospectively. While the application of critical accounting estimates is subject to material estimation uncertainties, management’s ongoing revisions of critical accounting estimates and underlying assumptions have not revealed any material impact in any of the years presented in the consolidated financial statements.
Significant Accounting Judgements
Critical accounting judgements which have a material impact on the consolidated financial statements are described in the following sections.
Other Revenue
Other revenue is primarily generated from collaboration and license agreements, which typically involve multiple promises, and thus require significant judgements by management on certain areas including:

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
Three license agreements with the Company’s associate VISEN Pharmaceuticals (“licensee”), grant the licensee exclusive rights to develop, manufacture, and commercialize patented product candidates in Greater China, including the right to grant sub-licenses
to third parties. In addition to granting exclusive rights, the Company agreed to provide clinical supply and development services to VISEN.
Critical judgements relating to the license agreements are described below.
Classification of License Agreements
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
Identifying Performance Obligations
In determination of the performance obligations and allocation of the transaction price, the stand-alone values of the promises and the Company’s responsibility in the development activities have been considered. Since licensed product candidates are all in phase 1 clinical trials or later stages of development, the licensee can benefit from each promise in the contract either on their own or together with readily available resources. Accordingly, licenses, development services, and clinical trial supplies are all considered distinct performance obligations.
Classification of Licenses as
“Right-to-Use”
or
“Right-to-Access”
Management has considered whether the Company is obligated or expected to perform research and development activities that significantly affect the licensee’s ability to benefit from the product candidates. Since licensed products are patented drug formulas, future activities performed by the Company do not affect their stand-alone functionalities. Accordingly, all three licenses have been classified as
“right-to-use”,
with revenue recognized at the point in time, where licensee is granted access to the intellectual property.

F-1
8

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
Leases
Determination of Lease Term
Certain lease arrangements include contractual rights (not obligations) to either extend the lease after the initial term, or not to terminate the lease within the enforceable lease term, i.e., periods where lessor cannot terminate the lease. Those options cover periods in the range from two to five years in addition to the non-cancellable
periods. Significant judgement is required by management to determine whether it is reasonably certain to exercise an extension option, or not to exercise a termination option, upon occurrence of an event of change in circumstances that is within the control of the Company.
Significant Estimation Uncertainties
The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below.
Revenue and Provisions
Provision for Sales Rebates and Product Returns
Sales rebates and product returns are considered variable consideration and constrained to the extent that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties associated with the rebate item is subsequently resolved, or for product returns, when the sold products are distributed to patients.
Provisions for unsettled sales rebates and product returns are estimated on the basis of a percentage of sales as defined by individual agreements and contracts, and for government rebates by individual state- and plan agreements. Further input in the calculations is based on payer channel mix, current contract prices under eligible programs, patient groups and current inventory levels in the distribution channels. Provisions are adjusted to absolute amounts and recognized as other liabilities when estimated sales rebates and returns are processed.
Share-Based Payment
Warrant Compensation Costs
IFRS 2, “Share-Based Payment” requires an entity to reflect in its consolidated statement of profit or loss and financial position, the effects of share-based payment transactions. Warrant compensation costs are recognized as cost of sales, research and development costs or selling, general and administrative expenses, as appropriate, over the vesting period, based on management’s best estimate of the number of warrants that will ultimately vests, which is subject to uncertainty.
Warrant compensation costs are measured according to the grant date fair values of the warrants granted. Estimating fair values requires the Company to apply generally accepted valuation models and apply these models consistently according to the terms and conditions of the specific warrant program. Under all warrant programs, the Black-Scholes option-pricing model has been applied to determine the fair value of warrants granted. Subjective judgements and assumptions, which are subject to estimation uncertainties, need to be exercised in determining the appropriate input to the valuation model. These inputs include expected volatility of the Company’s share price for a historic period equaling the expected lifetime of the warrants, reflecting the assumption that the historical volatility over a period similar to the life of the warrants is indicative of future trends. In 2021, the Company has for the first time, in

F-
19

connection with determining the grant date fair value of warrants and accordingly, warrant compensation costs, applied the price of the Company’s ADSs, each representing one ordinary share of the Company, as input for expected volatility. Until December 31, 2020, the expected volatility was calculated using a simple average of daily historical data of comparable publicly traded companies, as the Company did not have sufficient data for the volatility of the Company’s own share price. Refer to Note 7 “Share-based Payment”, for additional details on the Company’s warrant program and option-pricing model input.
Warrant compensation cost recognized in the consolidated statement of profit or loss was €66.1 million, €53.2 million and €37.5 million for the years ended
December 31, 2021, 2020 and 2019, respectively.
Prepayments and Accruals
Project Development Costs
Development of drug candidates requires significant resources, and establishment of long-term working relationships with CROs and CMOs. Work performed by CROs and CMOs and other suppliers, often comprise deliveries for more than one reporting period, and where payment terms for contractual work do not necessarily reflect the stage of completion of the individual projects and activities. Accordingly, determination of the stage of completion for ongoing project activities include estimation uncertainties as future efforts to complete the specific activity may be difficult to predict.
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
As of December 31, 2021, the consolidated statement of financial position included prepaid project costs of €8.0 million and accrued project costs of €23.5 million, compared to €10.5 million and €17.0 million, respectively, as of December 31, 2020.

F-2
0

Note 4—Revenue
Revenue from commercial sale of products relates to sale of SKYTROFA
®
(lonapegsomatropin-tcgd) on the U.S. Market, which is sold to specialty pharmacies and specialty distributors (“commercial customers”). Customer payment terms are typically 30 days from the transaction date. SKYTROFA (lonapegsomatropin-tcgd) was approved by the U.S. Food and Drug Administration on August 25, 2021, and the Company began shipping products to commercial customers in the fourth quarter of 2021.
In addition, other revenue is generated primarily from three license agreements, which were entered into in 2018. The licenses grant VISEN Pharmaceuticals (“VISEN”), exclusive rights to develop and commercialize TransCon hGH, TransCon PTH and TransCon CNP in Greater China. As consideration, the Company has received up-front,
non-refundable,
non-cash
consideration of $40.0 million in form of 50% ownership in VISEN (Ownership at December 31, 2021 was 43.93%).
Revenue has been recognized in the consolidated statements of profit or loss with the following amounts:

	2021	2020	2019

	(EUR’000)
Revenue from external customers
Commercial sale of products	943	—	—
Rendering of services	751	2,140	9,919
Sale of clinical supply	3,719	2,206	804
“Right-to-use” licenses	2,365	2,607	2,652

Total revenue	7,778	6,953	13,375

Attributable to
Commercial customers	943	—	—
Collaboration partners and license agreements (1)	6,835	6,953	13,375

Total revenue	7,778	6,953	13,375

Specified by timing of recognition
Recognized over time	751	2,140	9,919
Recognized at a point in time	7,027	4,813	3,456

Total revenue	7,778	6,953	13,375

Specified per geographical location
North America	6,856	2,679	2,652
China	922	4,274	10,723

Total revenue	7,778	6,953	13,375

(1)
Revenue from collaboration partners and license agreements includes recognition of previously deferred revenue/internal profit from associate of €2.4 million, €3.5
 million and €6.5
 million for the years ended December 31, 2021, 2020 and 2019, respectively. Revenue from one collaboration partner amounted to 95
% of total revenue from collaboration partners and license agreements.

F-2
1

Note 5—Segment Information
The Company is managed and operated as one business unit. No separate business areas or separate business units have been identified in relation to product candidates or geographical markets. Accordingly, except for entity wide disclosures, no information on business segments or geographical markets is disclosed. Entity wide disclosures regarding revenue are included in Note 4 “Revenue”.
The Company’s intangible assets and property, plant and equipment located by country are specified below, and defines the Company’s non-current
segment assets:

	2021	2020

	(EUR’000)
Non-current segment assets
Denmark (domicile country)	29,656	20,288
North America	91,755	85,476
Germany	9,910	8,065

Total non-current segment assets	131,321	113,829

Investment in associate	38,345	9,176
Marketable securities	107,561	115,280
Other receivables	1,808	1,375

Total non-current assets	279,035	239,660

Note 6—Employee costs

	2021	2020	2019

	(EUR’000)
Employee costs
Wages and salaries	104,583	77,374	49,142
Share-based payment	66,830	53,170	37,486
Pensions (defined contribution plans)	2,416	943	648
Social security costs	4,571	5,358	3,613

Total employee costs	178,400	136,845	90,889

Included in the profit or loss	—	—	—
Cost of sales	1,380	—	—
Research and development costs	106,558	92,468	61,890
Selling, general and administrative expenses	70,462	44,377	28,999

Total employee costs	178,400	136,845	90,889

Average number of employees	573	410	274

Key Management Personnel comprises the Board of Directors, the Executive Board and
Non-executive
Senior Management. Compensation to Key Management Personnel comprises salaries, participation in annual bonus schemes, and share-based compensation. Share-based compensation is elaborated in further details in the section “Share-based Payment”.
Compensation to Key Management Personnel included within total employee costs is summarized below:

	Board of Directors (1)			Executive Board (2)			Non-executive Senior Management
	2021	2020	2019	2021	2020	2019	2021	2020	2019

	(EUR ‘000)
Compensation
Wages and salaries	296	250	265	2,699	2,372	1,815	5,547	5,272	4,706
Share-based payment	2,032	1,913	1,864	8,770	6,359	5,303	14,906	13,912	11,123
Pensions (defined contribution plans)	—	—	—	23	—	—	120	89	54
Social security costs	—	—	—	49	100	94	60	122	84

Total compensation	2,328	2,163	2,129	11,541	8,831	7,212	20,633	19,395	15,967

F-2
2

(1)	The Board of Directors comprised six to seven persons in 2021. At December 31, 2021, the Board of Directors comprised six persons. For 2020 and 2019, the Board of Directors comprised seven persons.

(2)	The Executive Board comprised two to four persons in 2021. At December 31, 2021, the Executive Board comprised four persons. For 2020 and 2019, the Executive Board comprised two persons.
Note 7—Share-based Payment
As an incentive to employees, members of the Board of Directors and select consultants, Ascendis Pharma A/S has established warrant programs and, since December 2021, Restricted Stock Unit programs (“RSU programs”), which are equity-settled share-based payment transactions.
Restricted Stock Unit Program
Restricted Stock Units (“RSUs”) are granted by the Board of Directors in accordance with authorizations given to it by the shareholders of Ascendis Pharma A/S to the Executive Board, select employees and members of the Board of Directors
(“RSU-holders”)
in accordance with the Company’s Restricted Stock Unit Program adopted in December 2021. Further, RSUs may be granted to select consultants. One RSU represents a right for the
RSU-holder
to receive one ADS of Ascendis Pharma A/S upon vesting if the vesting conditions are met or waived by the Board of Directors at its discretion. ADSs underlying RSUs are treasury shares that have been repurchased in the market and, upon vesting, the Company may at its sole discretion choose to make a cash settlement instead of delivering ADSs.
Vesting Conditions
RSUs granted vest over a predetermined service period, and accordingly require RSU-holders to be employed, or provide a specified period of service. RSUs vest over three years with 1/3 of the RSUs vesting on each anniversary date from the date of grant, and in the case of RSUs granted to the Company’s Chief Executive Officer, subject to the achievement of performance conditions as determined by the Company’s Board of Directors. RSUs generally cease to vest from the date of termination of employment, or for Board of Directors, termination of board membership, whereas unvested RSUs will lapse. In addition, vesting may be contingent upon additional vesting criteria
(non-market
performance conditions). The Board of Directors may at its discretion and on an individual basis decide to deviate from the vesting conditions, including, decide to accelerate vesting in the event of termination of employment or board membership, as applicable.
No later than 30 days after each vesting date, the Company transfers the applicable number of ADSs corresponding to the vested RSUs to the
RSU-holders.
In addition, the Company is in certain tax jurisdictions obligated to withhold tax and settle with the relevant tax authority on behalf of the
RSU-holder,
in which case a number of ADSs equaling the applicable taxes and social contributions are withheld by the Company.
Adjustments
RSU-holders
are entitled to an adjustment of the number of RSUs granted, applicable in the event of certain corporate changes, including among other events, increases or decreases to the share capital at a price below or above market value, the issuance of bonus shares, and changes in the nominal value of each share. In addition, The RSU program contains provisions to accelerate vesting, or compensate with grant of new equity instruments, in the event of restructuring events including change in control events.
RSU Activity
RSUs were granted for the first time in December 2021. The following table specifies the number of RSUs granted, their fair value at grant date, and outstanding RSUs at December 31, 2021:

	Total RSUs	Fair Value EUR
Outstanding at January 1, 2021	—	—

Granted, December 2021	148,148	123.46

Outstanding at December 31, 2021	148,148	123.46

Vested at the reporting date	—	—

F-2
3

Warrant program
Warrants are granted by the Board of Directors in accordance with authorizations given to it by the shareholders of Ascendis Pharma A/S to all employees, members of the Board of Directors and select consultants (“warrantholders”). Each warrant carries the right to subscribe for one ordinary share of a nominal value of DKK 1. The exercise price is fixed at the fair market value of the Company’s ordinary shares at the time of grant as determined by the Board of Directors. Vested warrants may be exercised in two or four annual exercise periods as described below. Apart from exercise prices, exercise periods and vesting conditions for board members, the programs are similar.
Vesting Conditions
Warrants granted vest over a predetermined service period, and accordingly require warrantholders to be employed, or provide a specified period of service. Warrants generally cease to vest from the date of termination in the event that (i) the employee terminates the employment contract and the termination is not a result of breach of the employment terms by the Company, or (ii) in the event that the Company terminates the employment contract and the employee has given the Company good reason to do so. In relation to board members, the vesting shall cease on the termination date of the board membership regardless of the reason. In relation to consultants, the vesting shall cease on the termination date of the consultancy relationship. The warrantholder will, however, be entitled to exercise vested warrants in the first exercise period after termination.
In the event that the employment contract is terminated, and the employee has not given the Company good reason to do so, the warrantholder may keep the right to continued vesting and exercise of warrants as if the employment was still in effect. In such case, any expense not yet recognized for the outstanding warrants is recognized immediately.
Warrants granted 2012 until November 2021
Warrants granted from 2012 until November 2021, generally vest over 48 months with 1/48 of the warrants vesting per month from the date of grant. However, effective from January 2015, certain warrants granted to board members vest over 24 months with 1/24 of the warrants vesting per month from the date of grant.
Warrants granted from December 2021
For warrants granted to employees and consultants, 25% of the warrants vest one year after the date of grant, and the remaining 75% of the warrants granted vest over 36 months, with 1/36 of the warrants vesting per month, from one year after the date of grant.
For warrants granted to board members upon the board members accession, 25% of the warrants granted vest one year after the date of grant, and the remaining 75% of the warrants granted shall vest over 36 months, with 1/36 per month from one year after the date of grant. Regarding subsequent grants of warrants to board members, 50 % of the warrants vest one year after the date of grant, and the remaining 50% of the warrants vest over 12 months, with 1/12 per month from one year after the date of grant.
Exercise Periods
Vested warrants may be exercised during certain exercise periods each year, within certain periods after publication of earnings data of a fiscal quarter, interim and annual reports.
For outstanding warrants granted in the period 2012 to 2014, there are two annual exercise periods. For outstanding warrants granted in November 2014 in connection with the Preference D financing, there are four annual exercise periods. For these outstanding warrants, the last exercise period is 21 days from and including the day after the publication of the interim report for the first half of 2023.
For outstanding warrants granted in December 2015 and later, there are four annual exercise periods.
Warrants expire ten years after the grant date. Warrants not exercised by the warrantholder during the last exercise period shall become null and void without further notice or compensation or payment of any kind to the warrantholder.

F-2
4

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
Adjustments
Warrantholders are entitled to an adjustment of the number of warrants issued and/or the exercise price applicable in the event of certain corporate changes. Events giving rise to an adjustment include, among other things, increases or decreases to the share capital at a price below or above market value, the issuance of bonus shares, changes in the nominal value of each share, and payment of dividends in excess of 10% of the Company’s equity.
Warrant Activity
The following table specifies the number and weighted average exercise prices of, and movements, in warrants during the year:

	Total Warrants	Weighted Average Exercise Price EUR
Outstanding at January 1, 2019	5,611,629	29.03

Granted during the year	1,300,600	97.01
Exercised during the year (1)	(1,058,722)	16.33
Forfeited during the year	(33,296)	58.49
Expired during the year	—	—

Outstanding at December 31, 2019	5,820,211	46.36

Vested at the reporting date	2,705,693	24.93

Granted during the year	1,485,931	137.57
Exercised during the year (1)	(905,395)	30.56
Forfeited during the year	(252,743)	64.99
Expired during the year	—	—

Outstanding at December 31, 2020	6,148,004	69.97

Vested at the reporting date	3,044,827	37.29

Granted during the year	1,445,981	122.03
Exercised during the year (1)	(312,296)	38.43
Forfeited during the year	(196,616)	119.58
Expired during the year	—	—

Outstanding at December 31, 2021	7,085,073	80.30

Vested at the reporting date	4,022,011	52.63

(1)	The weighted average share price (listed in $) at the date of exercise was €124.62, €128.32 and €108.54 for the years ended December 31, 2021, 2020 and 2019, respectively.
As of December 31, 2021, the Board of Directors was authorized to grant up to 1,316,588 additional warrants to employees, board members and select consultants without preemptive subscription rights for the shareholders of Ascendis Pharma A/S.
The following table specifies the weighted average exercise prices and weighted average remaining contractual life for outstanding warrants at December 31, 2021 per grant year.

	Number of Outstanding Warrants	Weighted Average Exercise Price EUR	Weighted Average Remaining Life (months)
Granted in 2012-2017	2,059,718	20.96	53
Granted in 2018	1,209,072	54.52	82
Granted in 2019	1,071,441	97.23	93
Granted in 2020	1,310,094	137.89	104
Granted in 2021	1,434,748	122.03	118

Outstanding at December 31, 2021	7,085,073	80.30	87

F-2
5

At December 31, 2021, the exercise prices of outstanding warrants under the Company’s warrant programs range from €6.48 to €145.50 depending on the grant dates.
The range of exercise prices for outstanding warrants was €6.48 to €145.50 and €6.48 to €107.14 for the years ended December 31, 2020 and 2019, respectively. The weighted average remaining life for outstanding warrants was 91 months and 94 months, for the financial years ended December 31, 2020 and 2019, respectively.
Warrant Compensation Costs
Warrant compensation costs are recognized in the consolidated statement of profit or loss over the vesting period of the warrants granted.
Warrant compensation costs are determined with basis in the grant date fair value of the warrants granted and recognized over the vesting period. Fair value of the warrants is calculated at the grant dates by use of the Black-Scholes Option Pricing model with the following assumptions: (1) an exercise price equal to the estimated market price of the Company’s shares at the date of grant; (2) an expected lifetime of the warrants determined as a weighted average of the time from grant date to date of becoming exercisable and from grant date to expiry of the warrants; (3) a risk-free interest rate equaling the effective interest rate on a Danish government bond with the same lifetime as the warrants; (4) no payment of dividends; and (5) an expected volatility using the Company’s own share price (from 2021).
The following table summarizes the input to the Black-Scholes Option Pricing model and the calculated fair values for warrant grants in 2021, 2020 and 2019:

	2021	2020	2019
Expected volatility	48 – 49%	52 – 55%	52 – 54%
Risk-free interest rate	(0.54)–(0.27)%	(0.93)–(0.32)%	(0.77)–(0.05)%
Expected life of warrants (years)	6.0	5.05 – 7.10	5.05 – 7.10
Weighted average exercise price	€122.03	€137.57	€97.01
Fair value of warrants granted in the year	€45.91 – 64.28	€48.43 – 75.77	€27.24 – 55.64

Note 8— Principal Accountant Fees and Services
The following table sets forth, for each of the years indicated, the fees billed by the Company’s independent public accountants and the proportion of each of the fees out of the total amount billed by the accountants.

	2021	2020	2019

	(EUR’000)
Principal accountant fees and services
Audit fees	771	599	700
Tax fees	87	104	7
All other fees	13	22	—

Total principal accountant fees and services	871	725	707

F-2
6

Note 9—Tax on Profit/(Loss) for the Year and Deferred Tax

	2021	2020	2019

	(EUR’000)
Tax on profit/(loss) for the year:
Current tax (expense)/income	367	219	234

	367	219	234

	2021	2020	2019

	(EUR’000)
Tax for the year can be explained as follows:
Profit/(loss) before tax	(383,944)	(419,174)	(218,250)
Tax at the Danish corporation tax rate of 22%	84,468	92,218	48,015
Tax effect of:
Non-deductible costs	(14,800)	(11,815)	(8,249)
Additional tax deductions	17,117	24,564	10,875
Impact from associate	3,169	(1,326)	(1,680)
Other effects including effect of different tax rates	305	2,673	1,602
Deferred tax asset, not recognized	(89,892)	(106,095)	(50,329)

Tax on profit/(loss) for the year	367	219	234

Effective tax rate	(0.10)%	(0.05)%	(0.11)%

	2021	2020	2019

	(EUR’000)
Specification of Deferred Tax Assets
Tax deductible losses	313,011	227,234	123,234
Other temporary differences	12,856	7,726	5,631
Deferred tax asset, not recognized	(325,867)	(234,960)	(128,865)

Total Deferred Tax Assets at December 31	0	0	0

No changes to deferred tax have been recognized in the consolidated statement of profit or loss for 2021, 2020 or 2019. Deferred tax assets have not been recognized in the consolidated statements of financial position due to uncertainty relating to future utilization. Deferred tax assets can be carried forward without timing limitations.
The Company had tax losses carried forward of €1,437.0 million and €1,043.8 million at December 31, 2021 and 2020, respectively. Tax losses can be carried forward infinitely, where certain limitations exist for amounts to be utilized each year. Under Danish tax legislation, tax losses may be partly refunded by the tax authorities to the extent such tax losses arise from research and development activities. For the year ended December 31, 2021, the jointly taxed Danish entities had a negative taxable income, and accordingly were entitled to a tax refund of approximately €0.7 million for each of the years ended December 31, 2021, 2020 and 2019, respectively. The Company is entitled to additional tax deductions, determined by annual warrants exercised by employees. For the year ended December 31, 2021, the Company was entitled to additional tax deductions with a tax value of
€4.8 million, compared to €16.3 million and €10.2 million for the years ended December 31, 2020, and 2019, respectively. The Company is entitled to future tax deductions, which depends on the timing and amounts of warrant exercises, and accordingly, future additional tax deductions is subject to uncertainties. Refer to Note 7 “Share-based Payment”, regarding a description of warrant programs.
The parent company Ascendis Pharma A/S is jointly taxed with its Danish subsidiaries. The current Danish corporation tax is allocated between the jointly taxed Danish companies in proportion to their taxable income (full absorption with refunds for tax losses). These companies are taxed under the on-account
tax scheme.

Note 10—Intangible Assets

	Goodwill	Software	Total

	(EUR’000)
Cost:
At January 1, 2020	3,495	—	3,495
Additions	—	2,222	2,222
Disposals	—	—	—
Foreign exchange translation	—	—	—

At December 31, 2020	3,495	2,222	5,717

Additions	—	—	—
Disposals	—	—	—
Foreign exchange translation	—	—	—

At December 31, 2021	3,495	2,222	5,717

Accumulated amortization and impairments:
At January 1, 2020	—	—	—
Amortization charge	—	—	—
Impairment charge	—	—	—
Disposals	—	—	—
Foreign exchange translation	—	—	—

At December 31, 2020	—	—	—

Amortization charge	—	(445)	(445)
Impairment charge	—	—	—
Disposals	—	—	—
Foreign exchange translation	—	—	—

At December 31, 2021	—	(445)	(445)

Carrying amount:
At December 31, 2020	3,495	2,222	5,717

At December 31, 2021	3,495	1,777	5,272
At the reporting date, no internally generated intangible assets from development of pharmaceutical drug candidates have been recognized. Thus, all related research and development costs incurred for the years ended December 31, 2021, 2020, and 2019, were recognized in the consolidated statements of profit or loss.
Goodwill relates to the acquisition of Complex Biosystems GmbH (now Ascendis Pharma GmbH) in 2007. Goodwill was calculated as the excess amount of the purchase price to the fair value of identifiable assets acquired, and liabilities assumed at the acquisition date. Ascendis Pharma GmbH was initially a separate technology platform company but is now an integral part of the Company’s research and development activities. Accordingly, it is not possible to look separately at Ascendis Pharma GmbH when considering the recoverable amount of the goodwill. Goodwill is monitored and tested for impairment on a consolidated level as the Company is considered to represent one cash-generating unit. Goodwill is tested for impairment on an annual basis at December 31, or more frequently, if indications of impairment are identified. There have been no impairments recognized in any of the periods presented.
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

Amortization charges are recognized through general and administrative expenses.

Note 11—Property, Plant and Equipment

	Plant and Machinery	Other Equipment	Leasehold Improve- ments	Right-of-Use Assets	Total

	(EUR’000)
Cost:
At January 1, 2020	8,038	3,944	4,288	40,119	56,389
Additions	7,169	1,635	4,849	64,582	78,235
Disposals	(296)	(221)	(14)	—	(531)
Foreign exchange translation	(289)	(183)	(588)	(5,135)	(6,195)

At December 31, 2020	14,622	5,175	8,535	99,566	127,898

Additions	2,810	3,386	8,780	10,812	25,788
Disposals	(772)	(10)	—	(1,040)	(1,822)
Foreign exchange translation	286	271	752	6,797	8,106

At December 31, 2021	16,946	8,822	18,067	116,135	159,970

Accumulated depreciation:
At January 1, 2020	(3,971)	(1,563)	(558)	(5,228)	(11,320)
Depreciation charge	(1,030)	(956)	(605)	(6,857)	(9,448)
Disposals	204	191	7	—	402
Foreign exchange translation	16	41	22	501	580

At December 31, 2020	(4,781)	(2,287)	(1,134)	(11,584)	(19,786)

Depreciation charge	(1,499)	(1,200)	(1,284)	(10,963)	(14,946)
Disposals	772	10	—	1,040	1,822
Foreign exchange translation	(19)	(70)	(70)	(852)	(1,011)

At December 31, 2021	(5,527)	(3,547)	(2,488)	(22,359)	(33,921)

Carrying amount:
At December 31, 2020	9,841	2,888	7,401	87,982	108,112

At December 31, 2021	11,419	5,275	15,579	93,776	126,049

Assets under construction amounts to €1.9 million and €2.3 million at December 21, 2021 and 2020, respectively. Of total additions, €2.1 million and €1.0 million was unpaid at December 31, 2021 and 2020, respectively.

F-
29

Depreciation charges are specified below:

	2021	2020	2019

	(EUR’000)
Depreciation charges
Cost of sales	252	—	—
Research and development costs	10,102	7,311	5,282
Selling, general and administrative expenses	4,592	2,137	1,406

Total depreciation charges	14,946	9,448	6,688

F-3
0

Note 12—Investment in Associate
VISEN is a private Company with business activities within development, manufacturing and commercialization of endocrinology rare disease therapies in Greater China. The Company’s interest in VISEN is accounted for as an associate using the equity method in the consolidated financial statements as the Company has determined that it has significant influence but not joint control.
The Company has granted VISEN exclusive rights to develop and commercialize TransCon hGH, TransCon PTH and TransCon CNP in Greater China, and as consideration for the granting of such rights has received a 50% ownership of VISEN’s issued and outstanding shares. The other investors contributed, in aggregate, $40.0 million in cash as their consideration for remaining 50% ownership. On January 8, 2021, the Company entered into an equity investment of $12.5 million as part of VISEN’s $150 million Series B financing. Following VISEN’s Series B financing, the Company retained 43.93% of VISEN’s issued and outstanding shares. As a result, a non-cash
gain of €42.3 million was recognized in the consolidated statement of profit or loss as part of Share of profit/(loss) of associate. The Series B financing did not changed the accounting treatment of VISEN.
The following table illustrates the summarized relevant financial information of VISEN:

	VISEN Pharmaceuticals
Principal place of business	China

	2021	2020

	(EUR’000)
Statement of profit or loss
Profit/(loss) for the year from continuing operations	(69,283)	(19,049)

Total comprehensive income	(69,306)	(19,049)

Statement of financial position
Non-current assets	16,599	16,635
Current assets	130,825	20,373

Total assets	147,424	37,008

Equity	135,333	33,708
Non-current liabilities	1,545	152
Current liabilities	10,546	3,148

Total equity and liabilities	147,424	37,008

Company’s share of equity before eliminations	59,455	16,854
Elimination of internal profit and other equity method adjustments	(21,110)	(7,678)

Company’s share of equity	38,345	9,176

Investment in associate at December 31	38,345	9,176

Present ownership at December 31	43.93%	50%

Transactions and outstanding balances as of December 31
Sale of goods and services to associate	6,472	6,880

Trade receivables from associate	1,644	184

Contract liabilities	5,565	—

F-3
1

Note 13—Inventories
The Company’s inventories relate to commercial products of SKYTROFA (lonapegsomatropin-tcgd), related work in progress (intermediates) and raw materials.
Marketing approval for SKYTROFA (lonapegsomatropin-tcgd) in the United States was obtained on August 25, 2021, and accordingly, all inventories until this date had been written down. Subsequent to obtaining marketing approval, a reversal of write-down on pre-launch inventories was recognized through research and development costs in the consolidated statement of profit or loss with a positive impact of €53.7 million.

2021

(EUR’000)
Inventories
Raw materials and consumables	2,248
Work in progress	68,865
Finished goods	4,292

Total inventories	75,405

Note 14—Leases
The Company primarily leases office and laboratory facilities. Lease arrangements contain a range of different terms and conditions and are typically entered into for fixed periods. Generally, the lease terms are between two and eleven years, and in addition, in order to improve flexibility to the Company’s operations, may provide the Company with options to extend the lease, or terminate the lease within the enforceable lease term. In the Company’s current lease portfolio, extension and termination options range between two to five years, in addition to the non-cancellable
periods.
To accommodate the current and future development of the Company, additional leases related to office facilities were entered into in 2021. In 2021, the Company entered into an additional facility lease in Germany with an enforceable lease term of four years. The lease commences in January 2022. At that date an initial lease liability of €2.3 million will be recognized. Refer to Note 21 “Subsequent events” for details regarding one lease entered, subsequent to the reporting date.
Leases Liabilities and Payments
Development in lease liabilities are specified below:

	Beginning of period	Cash payments		Non-cash items			End of period
		Payment of principal portion of liabilities	Payment of interest	Additions	Accretion of interest	Foreign exchange adjustment

	(EUR’000)
Lease liabilities
December 31, 2021	91,975	(6,429)	(1,326)	10,812	3,396	6,533	104,961

December 31, 2020	36,619	(4,781)	(1,209)	64,582	1,617	(4,853)	91,975

F-3
2

The maturity analysis of lease liabilities is disclosed in Note
17
“Financial Risk Management and Financial Instruments” in the section “Liquidity Risk Management”.
Expenses Relating to Leases
The following expenses relating to lease activities are recognized in the consolidated statements of profit or loss:

	2021	2020	2019

	(EUR’000)
Lease expense
Depreciation	10,963	6,857	5,237
Expenses relating to short term leases and leases of low value assets	186	470	202
Lease interest	3,396	1,617	1,014

Total lease expenses	14,545	8,944	6,453

Note 15—Contract Liabilities
At December 31, 2021, contract liabilities comprise unsatisfied performance obligations relating to delivery of clinical and commercial supply under one of the Company’s license agreements. Contract liabilities are expected to be recognized as revenue with €2.6 million in 2022, and €3.0 million in 2023-2026.
Revenue recognized from contract liabilities was €0.4 million, €1.0 million and €6.1 million for the years ended December 31, 2021, 2020 and 2019, respectively, and related to feasibility studies, and research and development services under the Company’s license agreements.
Note 16—Commitments and Contingencies
Contractual commitments for the acquisition of property, plant and equipment were €8.4 million and €15.8 million for the years ended December 31, 2021 and 2020, respectively. Further, with certain suppliers, the Company has agreed minimum commitments related to the manufacturing of product supply, subject to continuous negotiation and adjustments according to the individual contractual terms and conditions. Delivery of product supply is recognized when the Company obtains control of the goods. In addition, the Company has commitments related to short-term leases and leases of low value assets, contracts of various lengths in respect of research and development with CROs, and IT and facility related services. Costs relating to those commitments are recognized as services are received.
The Company is not aware of any significant legal claims or disputes.
Note 17—Financial Risk Management and Financial Instruments
Financial assets and financial liabilities comprise the following:

	2021	2020

	(EUR’000)
Financial assets
Trade receivables	2,200	387
Other receivables	12,276	2,251
Marketable securities	343,358	249,558
Cash and cash equivalents	446,267	584,517

Financial assets measured at amortized cost	804,101	836,713

Financial liabilities
Lease liabilities	104,961	91,975
Trade payables and accrued expenses	59,417	21,897

Financial liabilities measured at amortized cost	164,378	113,872

F-3
3

Finance income and expenses are specified below:

	2021	2020	2019

	(EUR’000)
Finance income
Interest income	692	1,812	10,056
Exchange rate gains	59,026	—	7,747

Total finance income	59,718	1,812	17,803

Finance expenses
Interest expenses	3,911	1,918	1,221
Exchange rate losses	—	78,924	—

Total finance expenses	3,911	80,842	1,221

Interest income and interest expenses relate to financial assets and liabilities measured at amortized cost. Exchange rate gains
 and
losses primarily relate to U.S. Dollar/Euro fluctuations pertaining to the Company’s, cash, cash equivalents and marketable securities.
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
Development in the Company’s share capital and treasury shares reserves are described in the following sections. Other equity reserves are described in Note 2 “Summary of Significant Accounting Policies”.
Share Capital
The share capital of Ascendis Pharma A/S consists of 56,937,682 fully paid shares at a nominal value of DKK 1, all in the same share class.
The number of outstanding shares of the Company are as follows:

	2021	2020	2019	2018	2017
Changes in share capital
At January 1	53,750,386	47,985,837	42,135,448	36,984,292	32,421,121
Increase through cash contributions	3,187,296	5,764,549	5,850,389	5,151,156	4,563,171

At December 31	56,937,682	53,750,386	47,985,837	42,135,448	36,984,292

Treasury Shares Reserve
On September 29, 2021, the Company’s Board of Directors authorized the Company to repurchase up to $25 million of the Company’s ADSs, each of which represents one ordinary share of Ascendis Pharma A/S (the “Share Repurchase Program”). The program was executed under Rules
10b-18
and
10b5-1
of the U.S. securities regulations. The purpose of the Share Repurchase Program allowed the Company to acquire ADSs needed in connection with the Company’s RSU Program, without any obligation to acquire any particular amount of ADSs. The Company’s Share Repurchase Program was funded through existing cash deposits and ended on November 9, 2021.

F-3
4

The holding of treasury shares are as follows:

	Nominal value	Holding	Holding in % of total outstanding shares

	(EUR’000)	(Number)
Treasury shares
At January 1, 2021	—	—	—
Acquired from third-parties	21	154,837	—

At December 31, 2021	21	154,837	0.3%

Financial Risk Management Objectives
The Company regularly monitors the access to domestic and international financial markets, manages the financial risks relating to its operations, and analyze exposures to risk, including market risk, such as foreign currency risk and interest rate risk, credit risk and liquidity risk.
The Company’s financial risk exposure and risk management policies are described in the following sections.
Market Risk
The Company’s activities expose the group enterprises to the financial risks of changes in foreign currency exchange rates and interest rates. Derivative financial instruments are not applied to manage exposure to such risks.
Foreign Currency Risk Management
The Company is exposed to foreign currency exchange risks arising from various currency exposures, primarily with respect to the U.S. Dollar (“USD”), the British Pound (“GBP”)
and
the Danish Krone (“DKK”). There is an official target zone of 4.50% between DKK and EUR, which limits the likelihood of significant fluctuations between those two currencies in a short timeframe.
Foreign currency exchange risks are unchanged to prior year, and primarily relate to purchases in foreign currencies, and cash, cash equivalents and marketable securities, denominated in USD. The exposure from foreign currency exchange risks is managed by maintaining cash positions in the currencies in which the majority of future expenses are denominated, and payments are made from those reserves.
Foreign Currency Sensitivity Analysis
The following table details how a strengthening of the USD and the GBP would impact profit and loss and equity before tax at the reporting date. A similar weakening of the USD and the GBP would have the opposite effect with similar amounts. A positive number indicates an increase in profit or loss and equity before tax, while a negative number indicates the opposite. The sensitivity analysis is deemed representative of the inherent foreign currency exchange risk associated with the operations.

	Nominal positions (net)	Hypothetical impact on consolidated financial statements
		Increase in foreign currency exchange rate	Profit and loss before tax	Equity before tax

	(EUR ‘000)
December 31, 2021
USD/EUR	549,243	10%	54,924	54,924
GBP/EUR	6,686	10%	669	669
December 31, 2020
USD/EUR	797,927	10%	79,793	79,793
GBP/EUR	1,555	10%	155	155

F-3
5

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
Rate structure of marketable securities are specified below:

	December 31, 2021		December 31, 2020
	Carrying amount	Fair value	Carrying amount	Fair value

	(EUR’000)
Marketable securities specified by rate structure
Fixed rate	323,176	322,556	175,757	175,732
Floating rate	17,975	17,968	16,975	16,972
Zero-coupon	2,207	2,207	56,826	56,826

Total marketable securities	343,358	342,731	249,558	249,530

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
assigned by international credit-rating agencies. The banks are reviewed on a regular basis and deposits may be transferred during the year to mitigate credit risk. In order to mitigate the concentration of credit risks on bank deposits and to preserve capital, a portion of the bank deposits have been placed into primarily U.S. government bonds, treasury bills, corporate bonds, and commercial papers. The Company’s investment policy, approved by the Board of Directors, only allows investment in marketable securities having investment grade credit-ratings, assigned by international credit-rating agencies. Accordingly, the risk from probability of default is low. On each reporting date, the Company considers the risk of expected credit loss on bank deposits and marketable securities, including the hypothetical impact arising from the probability of default, which is considered in conjunction with the expected loss caused by default by banks or securities with similar credit-ratings and attributes. In line with previous periods, this assessment did not reveal a material impairment loss, and accordingly no provision for expected credit loss has been recognized.
Marketable securities specified by investment grade credit rating are specified below:

	December 31, 2021		December 31, 2020
	Carrying amount	Fair value	Carrying amount	Fair value

	(EUR’000)
Marketable securities specified by investment grade credit rating
Prime	—	—	7,716	7,714
High grade	144,307	144,030	142,339	142,352
Upper medium grade	196,909	196,566	99,503	99,464
Lower medium grade	2,142	2,135	—	—

Total marketable securities	343,358	342,731	249,558	249,530

At the reporting dates, there are no significant overdue trade receivable balances. As a result, write-down to accommodate expected credit-losses is not deemed material.

F-3
6

Liquidity Risk Management
Historically, the risk of insufficient funds has been addressed through proceeds from sale of the Company’s securities in private and public offerings.
Liquidity risk is managed by maintaining adequate cash reserves and banking facilities, and by matching the maturity profiles of marketable securities with cash-forecasts. The risk of shortage of funds is monitored, using a liquidity planning tool, to ensure sufficient funds are available to settle liabilities as they fall due.
Besides marketable securities and deposits, the Company’s financial assets are recoverable within twelve months after the reporting date. The composition of the marketable securities portfolio and its fair values are specified in the following table.

	December 31, 2021		December 31, 2020
	Carrying amount	Fair value	Carrying amount	Fair value

	(EUR’000)
Marketable securities specified by security type
U.S. Treasury bills	—	—	46,243	46,245
U.S. Government bonds	95,408	95,211	62,088	62,101
Commercial papers	2,207	2,207	10,583	10,581
Corporate bonds	226,771	226,379	121,282	121,234
Agency bonds	18,972	18,934	9,362	9,369

Total marketable securities	343,358	342,731	249,558	249,530

Classified based on maturity profiles
Non-current assets	107,561	107,175	115,280	115,277
Current assets	235,797	235,556	134,278	134,253

Total marketable securities	343,358	342,731	249,558	249,530

Fair values are based on quoted market prices or for marketable securities with short-term and infrequent market trades on mathematical calculations applying observable inputs (Level 1 or 2 in the fair value hierarchy).
Marketable securities have a weighted average duration of 5.8 and 16.7 months, for current (i.e., those maturing within twelve months after the reporting date) and non-current
positions, respectively. The entire portfolio of marketable securities (current and non-current)
has a weighted average duration of 9.2 months.
Maturity analysis
Maturity analysis for financial liabilities recognized in the consolidated statements of financial position are specified below.

	< 1 year	1-5 years	>5 years	Total contractual cash-flows	Carrying amount

	(EUR’000)
December 31, 2021
Lease liabilities	7,098	51,442	68,378	126,918	104,961
Trade payables and accrued expenses	59,417	—	—	59,417	59,417

Total financial liabilities	66,515	51,442	68,378	186,335	164,378

	< 1 year	1-5 years	>5 years	Total contractual cash-flows	Carrying amount

	(EUR’000)
December 31, 2020
Lease liabilities	6,974	38,321	68,516	113,811	91,975
Trade payables and accrued expenses	21,897	—	—	21,897	21,897

Total financial liabilities	28,871	38,321	68,516	135,708	113,872

F-3
7

Note 18—Related Party Transactions
The Board of Directors,
the
Executive Board and
Non-executive
Senior Management (“Key Management Personnel”) are considered related parties as they have authorities and responsibilities with planning and directing the Company’s operations. Related parties also include undertakings in which such individuals have a controlling or joint controlling interest. Additionally, all group enterprises and associates are considered related parties.
Neither the Company’s related parties or major shareholders hold a controlling, joint controlling, or significant interest in the Group.
The Company has entered into employment agreements with and issued warrants and RSUs to Key Management Personnel. In addition, the Company pays fees for board tenure and board committee tenure to the independent members of the Board of Directors. For further details, refer to Note 7 “Employee Cost”. Indemnification agreements have been entered with members of the Board of Directors, the Executive Board and Non-executive Senior Management.
Transactions between the parent company and group enterprises comprise management and license fees, research and development services, and clinical and commercial supplies. These transactions have been eliminated in the consolidated financial statements. Transactions and outstanding balances with the associate are disclosed in Note 12 “Investment in Associate”.
In addition, the parent company Ascendis Pharma A/S is jointly taxed with its Danish subsidiaries, where the current Danish corporation tax is allocated between the jointly taxed Danish companies. For further details, refer to Note 9 “Tax on Profit/(Loss) for the Year and Deferred Tax”.
Except

for the information disclosed above, the Company has not undertaken any significant transactions with members of the Key Management Personnel, or undertakings in which the identified related parties have a controlling or joint controlling interest.
Note 19—Investments in Group Enterprises
Ascendis Pharma A/S’s (parent company) investments in group enterprises at December 31, 2021, comprise:

Subsidiaries	Domicile	Ownership

Ascendis Pharma GmbH	Germany	100%
Ascendis Pharma, Inc.	USA	100%
Ascendis Pharma Endocrinology, Inc.	USA	100%
Ascendis Pharma Ophthalmology Division A/S	Denmark	100%
Ascendis Pharma Endocrinology Division A/S	Denmark	100%
Ascendis Pharma Bone Diseases A/S	Denmark	100%
Ascendis Pharma Growth Disorders A/S	Denmark	100%
Ascendis Pharma Oncology Division A/S	Denmark	100%

Associate	Domicile	Ownership
VISEN Pharmaceuticals	Cayman Island	43.93%

F-
3
8

Note 20—Ownership
The following investors, or groups of affiliated investors, are known by us to beneficially own more than 5% of the Company’s outstanding ordinary shares at December 31, 2021:

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
Note 21—Subsequent Events
In February 2022, the Company entered into a facility lease in Germany with an enforceable lease term of 15 years, which is expected to commence in 2025. Subject to terms and conditions and development in interest rates, an initial lease liability and corresponding right-of-use
asset of €55.2 million is expected to be recognized at the commencement date.
No other events have occurred after the reporting date that would influence the evaluation of these consolidated financial statements.

F-
39

Item 19	Exhibits
The following exhibits are filed as part of this annual report:

Exhibit Number	Exhibit Description	Incorporated by Reference
		Form	Date	Number	File Number	Provided Herewith

1.1	Articles of Association, currently in effect (English translation).	6-K	2/9/2022	1.1	001-36815

2.1	Deposit Agreement dated January 27, 2015 among Ascendis Pharma A/S The Bank of New York Mellon and Owners and Holders of American Depositary Shares.	F-3	2/2/2016	4.2	333-209336

2.2	Form of American Depositary Receipt (included in Exhibit 2.1).

2.3	Description of Share Capital and American Depositary Shares.					X

4.1(a)	Rental Agreement, between Technologiepark Heidelberg II GmbH & Co. KG and Ascendis Pharma GmbH (English translation).	F-1	12/18/2014	10.3(a)	333-201050

4.1(b)	Supplement No. 1 to Rental Agreement, between Technologiepark Heidelberg II GmbH & Co. KG and Ascendis Pharma GmbH (English translation).	F-1	12/18/2014	10.3(b)	333-201050

4.2(a)	Reference is made to Exhibit 1.1.

4.2(b)	Form of Warrant Certificate for Warrants issued prior to December 2015.	F-1	12/18/2014	10.4(b)	333-201050

4.2(c)	Form of Warrant Certificate for Warrants issued since December 2015.	20-F	3/22/2017	4.4(c)	001-36815

4.3	Form of Indemnification Agreement for board members and senior management.	F-1	1/16/2015	10.5	333-201050

4.4	Registration Rights Agreement dated December 11, 2015 by and among Ascendis Pharma A/S, Fidelity Securities Fund: Fidelity Series Small Cap Opportunities Fund—Healthcare Sub and Fidelity Stock Selector Small Cap Fund—Health Care Sub.	6-K	12/14/2015	4.1	001-36815

Exhibit Number	Exhibit Description	Incorporated by Reference
		Form	Date	Number	File Number	Provided Herewith

4.5	Lease Agreement dated September 7, 2015 between Ascendis Pharma A/S and Dades AS.	F-3	2/2/2016	10.1	001-36815

4.6†	Manufacturing and Supply Agreement dated December 21, 2017, between Ascendis Pharma A/S and NOF Corporation.	20-F	3/28/2018	4.9	001-36815

4.7†	Manufacturing and Supply Agreement dated January 12, 2017, between Ascendis Pharma A/S and Medicom Innovation Partner A/S.	20-F	3/28/2018	4.10	001-36815

4.8*	Supply Agreement dated January 1, 2019, between Ascendis Pharma A/S and Vetter Pharma International GMBH.	20-F	4/3/2019	4.11	001-36815

4.9*	Manufacturing and Supply Agreement dated October 28, 2018, between Ascendis Pharma A/S and Carbogen Amcis AG.	20-F	4/3/2019	4.12	001-36815

4.10*	Commercial Supply Agreement dated January 9, 2019, between Ascendis Pharma A/S and Fujifilm Diosynth Biotechnologies UK Limited.	20-F	4/3/2019	4.13	001-36815

4.11*	Exclusive Licence Agreement dated November 7, 2018, between Ascendis Pharma Growth Disorders A/S and VISEN Pharmaceuticals (CNP).	20-F	4/3/2019	4.15	001-36815

4.12*	Exclusive Licence Agreement dated November 7, 2018, between Ascendis Pharma Bone Diseases A/S and VISEN Pharmaceuticals (hGH).	20-F	4/3/2019	4.16	001-36815

4.13*	Exclusive Licence Agreement dated November 7, 2018, between Ascendis Pharma Endocrinology Division A/S and VISEN Pharmaceuticals (PTH).	20-F	4/3/2019	4.17	001-36815

4.14*	Tech Transfer and Manufacturing Services Agreement dated December 12, 2019 between Ascendis Pharma A/S and Lonza Ltd.	20-F	4/2/2020	4.16	001-36815

Exhibit Number	Exhibit Description	Incorporated by Reference
		Form	Date	Number	File Number	Provided Herewith

4.15*	Multi-Year Packaging Agreement dated December 1, 2019 between Ascendis Pharma A/S and Sharp Corporation.	20-F	4/2/2020	4.17	001-36815

4.16*	Manufacturing and Supply Agreement dated December 27, 2020, between Ascendis Pharma A/S and Bachem AG.					X

4.17*	Manufacturing and Supply Agreement dated May 27, 2021, between Ascendis Pharma A/S and Carbogen Amcis AG.					X

4.18*	Manufacturing and Supply Agreement dated August 31, 2020 between Ascendis Pharma A/S and NOF Corporation.					X

4.19*	Amended and Restated Shareholders Agreement dated January 8, 2021, by and among Ascendis Pharma A/S and the parties set forth therein.	20-F	3/10/2021	4.17	001-36815

4.20*	Amendment Letter to the Exclusive Licence Agreement dated January 4, 2021 between Ascendis Pharma Growth Disorders A/S and VISEN Pharmaceuticals (CNP).	20-F	3/10/2021	4.18	001-36815

4.21*	Amendment Letter to the Exclusive Licence Agreement dated January 4, 2021 between Ascendis Pharma Endocrinology Division A/S and VISEN Pharmaceuticals (hGH).	20-F	3/10/2021	4.19	001-36815

4.22*	Amendment Letter to the Exclusive Licence Agreement dated January 4, 2021 between Ascendis Pharma Bone Diseases A/S and VISEN Pharmaceuticals (PTH).	20-F	3/10/2021	4.20	001-36815

4.23	Ascendis Pharma A/S Restricted Stock Unit Program.	S-8	12/9/2021	99.2	333-261550

8.1	List of Subsidiaries.	20-F	3/10/2021	8.1	001-36815

12.1	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X

12.2	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X

Exhibit Number	Exhibit Description	Incorporated by Reference
		Form	Date	Number	File Number	Provided Herewith

13.1	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					X

13.2	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					X

15.1	Consent of Independent Registered Public Accounting Firm.					X

EX-101.INS	Inline XBRL Instance Document.					X

EX-101.SCH	Inline XBRL Taxonomy Extension Schema Document.					X

EX-101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.					X

EX-101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.					X

EX-101.IAB	Inline XBRL Taxonomy Extension Labels Linkbase Document.					X

EX-101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.					X

104	Cover page interactive data file (formatted as Inline XBRL and included in Exhibit 101).					X

†	Confidential treatment has been granted for certain information contained in this Exhibit. Such information has been omitted and filed separately with the SEC.
*
Portions of this exhibit (indicated by asterisks) have been omitted pursuant to Regulation
S-K,
Item 601(b)(10). Such excluded information is not material and is the type that the registrant treats as private or confidential.

Signatures
The Registrant hereby certifies that it meets all of the requirements for filing on Form
20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Ascendis Pharma A/S

By:	/s/ Jan Møller Mikkelsen
Jan Møller Mikkelsen
President, Chief Executive Officer and Board Member (Principal Executive Officer)

Date: March 2, 2022

By:	/s/ Scott T. Smith
Scott T. Smith
Senior Vice President, Chief Financial Officer (Principal Financial Officer)

Date: March 2, 2022