Form 20-F
period 2022-12-31
Ascendis Pharma A/S
filed 2023-02-16
CIK 1612042

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

57,152,295 ordinary shares

(as of December 31, 2022)

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive oﬃcers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Our consolidated financial statements are presented in euros except where otherwise indicated, and are prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board. All references in this annual report to “Dollars”, “USD” and “$” are to U.S. Dollars, and all references to “euro”, “EUR” or “€” are to European Union euro. Throughout this annual report, references to ADSs mean ADSs or ordinary shares represented by ADSs, as the case may be.

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
•
our expectations regarding the commercial availability of TransCon Growth Hormone (“TransCon hGH”), known by its brand name SKYTROFA® (lonapegsomatropin-tcgd), in the United States and related patient support services;
•
the commercialization of our products and product candidates, if approved;
•
our commercialization, marketing and manufacturing capabilities of our products and product candidates and associated devices;
•
the scope, progress, results and costs of developing our product candidates or any other future product candidates, and conducting preclinical studies and clinical trials;
•
our pursuit of oncology as our second of three independent therapeutic areas of focus and our development of a pipeline of product candidates related to oncology;
•
our pursuit of ophthalmology as our third of three independent therapeutic areas of focus and our development of a pipeline of product candidates related to ophthalmology;
•
our expectations regarding the potential market opportunities and patient populations for our products and product candidates, if approved for commercial use;
•
our expectations regarding the potential advantages of our products and product candidates over existing therapies;
•
our ability to enter into new collaborations;
•
our expectations with regard to the ability to develop additional product candidates using our TransCon technologies and file Investigational New Drug Applications (“INDs”) or similar for such product candidates;
•
our expectations with regard to the ability to seek expedited regulatory approval pathways for our product candidates, including the potential ability to rely on the parent drug’s clinical and safety data with regard to our product candidates;
•
our expectations with regard to our current and future collaboration partners to pursue the development of our product candidates and submit INDs or similar for such product candidates;

•
our development plans with respect to our products and product candidates;
•
our pursuit of additional indications for TransCon hGH;
•
our ability to develop, acquire and advance product candidates into, and successfully complete, clinical trials;
•
the implementation of our business model and strategic plans for our business, our products and product candidates and technologies, including global commercialization strategies;
•
the scope of protection we are able to establish and maintain for intellectual property rights covering our products and product candidates;
•
our expectations regarding our ability to apply our technology platform and algorithm for product innovation to develop highly differentiated product candidates to address unmet medical needs;
•
our ability to apply our platform technology to build a leading, fully integrated, global biopharmaceutical company;
•
our use of our TransCon technologies to create new and potentially best-in-class therapies;

•
estimates of our expenses, future revenue, capital requirements, our needs for additional financing and our ability to obtain additional capital;
•
our financial performance;
•
developments and projections relating to our market conditions, competitors and industry;
•
the impact of international economic, political, legal, compliance, social and business factors, including inflation; and
•
the effects on our business of the worldwide COVID-19 pandemic and the ongoing conflict in the region surrounding Ukraine and Russia.

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

You should read this annual report and the documents that we reference in this annual report and have filed as exhibits to this annual report completely and with the understanding that our actual future results may be materially different from what we expect. You should also review the factors and risks we describe in the reports we will file or submit from time to time with the U.S. Securities and Exchange Commission (“SEC”) after the date of this annual report. We qualify all of our forward-looking statements by these cautionary statements.

Summary of Material Risks Associated with Our Business

Our business is subject to numerous risks and uncertainties, including those described in “Item 3.D—Key Information—Risk Factors” in this annual report. You should carefully consider these risks and uncertainties when investing in our common stock. The principal risks and uncertainties affecting our business include the following:

•
We have a limited operating history and we may incur significant losses in the future, which makes it difficult to assess our future viability.
•
We may seek additional financing to achieve our goals, and a failure to obtain this capital if needed on acceptable terms, or at all, could force us to delay, limit, scale back or cease our commercialization activities, product development or any other or all operations.
•
We are substantially dependent on the success of our products and product candidates, which may not be successful in nonclinical studies or clinical trials, receive regulatory approval or be successfully commercialized.
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
•
Our sales and marketing efforts may not be effective and we may not be successful in our commercial efforts.
•
Competition in the biotechnology and pharmaceutical industries is intense and our competitors may discover, develop or commercialize products faster or more successfully than us. If we are unable to compete effectively our business, results of operations and prospects will suffer.
•
We rely on third-parties to manufacture preclinical, clinical and commercial supplies of our products, product candidates and their device components.
•
The parent drug, drug substance, drug product and other components of our products and product candidates are currently acquired from certain single-source suppliers. The loss of these suppliers, or their failure to supply could materially and adversely affect our business.
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
•
The potential effects of geopolitical conflicts, such as the military conflict between Russia and Ukraine could materially adversely impact our business, including our clinical trials, supply chain operation, regulatory timelines and commercial activities.
•
The global pandemic caused by COVID-19 could materially adversely impact our business, including our clinical trials, supply chain operation, regulatory timelines and commercial activities.

The summary risk factors described above should be read together with the text of the full risk factors below in the section entitled “Risk Factors” and the other information set forth in this annual report on Form 20-F, including our consolidated financial statements and the related notes, as well as in other documents that we file with the SEC. The risks summarized above or described in full below are not the only risks that we face. Additional risks and uncertainties not precisely known to us or that we currently deem to be immaterial may also materially adversely affect our business, financial condition, results of operations, and future growth prospects.

PART I

Item 1 Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2 Offer Statistics and Expected Timetable

Not applicable.

Item 3 Key Information

A.
Reserved.
B.
Capitalization and Indebtedness

Not applicable.

C.
Reasons for the Offer and Use of Proceeds

Not applicable.

D.
Risk Factors

Our business faces significant risks. You should carefully consider all of the information set forth in this annual report and in our other filings with the SEC, including the following risk factors which we face and which are faced by our industry. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. This report also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements, as a result of certain factors including the risks described below and elsewhere in this report and our other materials we file or furnish with the SEC. See “Special Note Regarding Forward-Looking Statements” above.

Risks Related to Our Limited Operating History, Financial Condition and Capital Requirements

We have a limited operating history and we may incur significant losses in the future, which makes it difficult to assess our future viability.

We are applying our innovative TransCon technologies to build a leading, fully integrated, global biopharmaceutical company and develop a pipeline of product candidates with potential best-in-class profiles to address unmet medical needs. We currently have a pipeline of multiple independent endocrinology rare disease, oncology, and ophthalmology product candidates in development. We are also working to apply our TransCon technology platform in additional therapeutic areas to address unmet medical needs. On August 25, 2021, the U.S. Food and Drug Administration (the “FDA”) approved TransCon hGH, known by its brand name SKYTROFA® and its international nonproprietary name lonapegsomatropin-tcgd in the U.S. for the treatment of pediatric patients one year and older who weigh at least 11.5 kg (25.4 lb) and have growth failure due to inadequate secretion of endogenous growth hormone. In addition, SKYTROFA (lonapegsomatropin), developed under the name TransCon hGH, was granted marketing authorisation by the European Commission (“EC”) as a once-weekly subcutaneous injection for the treatment of children and adolescents ages 3 to 18 years with growth failure due to insufficient secretion of endogenous growth hormone on January 11, 2022.

Biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. To date, we have focused substantially all of our efforts on our research and development activities relating to our product, TransCon hGH, and our lead product candidates, TransCon Parathyroid Hormone (“TransCon PTH”) and its international nonproprietary name palopegteriparatide, TransCon C-Type Natriuretic Peptide (“TransCon CNP”), our product candidates in oncology and ophthalmology and our proprietary TransCon technologies. We have also focused significant efforts on the commercialization of TransCon hGH and in planning for the commercialization of TransCon PTH, if approved. We have a limited operating history upon which our shareholders and ADS holders can evaluate our business and prospects. Going forward, we may incur significant losses from our operations. We had a net loss of €583.2 million for the year ended December 31, 2022 and a net loss of €383.6 million for the year ended December 31, 2021. Our total equity was €263.3 million as of December 31, 2022 compared to €883.6 million as of December 31, 2021. Neither the net loss nor net profit we have experienced in prior years are necessarily indicative of our future results.

Apart from the FDA’s approval of SKYTROFA and the EC’s approval of SKYTROFA, none of our other product candidates have been approved for commercial sale by the FDA, the EC or similar non-U.S. regulatory authorities. The FDA has accepted for filing and granted Priority Review to our New Drug Application (“NDA”) for use of TransCon PTH in adult patients with hypoparathyroidism and has set a Prescription Drug User Fee Act (“PDUFA”) target action date of April 30, 2023. In the European Union (“EU”), a marketing authorisation application (“MAA”) has also been submitted to the European Medicines Agency (“EMA”) for TransCon PTH for use in adult patients with hypoparathyroidism. We expect that our annual operating expenses may increase over the next several years as we expand our research and development efforts and incur additional commercialization expenses, including those related to the potential commercialization of TransCon PTH. Although we have begun to receive revenue from commercial product sales, we may incur substantial operating losses for the foreseeable future as we execute our operating plan.

Possible future losses would have an adverse effect on our shareholders’ equity. Further, the net losses or net income we incur may fluctuate significantly from quarter to quarter and year to year, such that a period-to-period comparison of our results of operations may not be a reliable indication of our future performance.

We have limited revenue from commercial product sales and rely significantly on our TransCon technologies and TransCon product candidates.

We have limited revenue from commercial product sales of SKYTROFA in the U.S. and are yet to commercially launch SKYTROFA in the EU. Our ability to generate revenue will continue to depend significantly on our ability to successfully commercialize SKYTROFA in the U.S., to successfully launch and commercialize SKYTROFA in the EU, to successfully launch and commercialize TransCon PTH, if approved, to complete the research and development of our other product candidates and obtain the regulatory and marketing approvals necessary to commercialize such product candidates. Our ability to generate additional revenue from commercial product sales or pursuant to milestone payments or royalties from collaboration partners depends heavily on many factors, including but not limited to:

•
completing research and preclinical and clinical development of our product candidates;
•
obtaining additional regulatory approvals for our products and product candidates on our own, or together with our strategic collaboration partners;
•
negotiating favorable terms of and entering into collaboration, licensing or other arrangements;
•
our ability to commercialize or co-promote, and/or the ability of our collaboration partners to successfully commercialize, our products and product candidates;
•
developing and sustaining a scalable manufacturing process for our products and product candidates, if approved;
•
the market opportunities and patient populations for our products and product candidates, if approved, including with respect to TransCon hGH and TransCon PTH;
•
obtaining market acceptance of our products and product candidates, if approved, as viable treatment options;

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

In cases where we are successful in obtaining regulatory approvals to market one or more of our product candidates (such as the approvals we have obtained for TransCon hGH), our revenue will be dependent, in part, upon the size of the markets in the territories for which regulatory approval is granted, the accepted price for the product, the availability of competing products, the ability to get reimbursement for our products at any price and the extent of our royalty rights for that territory. If the number of patients suitable for our product candidates is not as significant as we estimate, the indication approved by regulatory authorities is narrower than we expect or the reasonably accepted population for treatment is narrowed by competition, physician choice, treatment guidelines or third-party payor restrictions, we may not generate significant revenue from the sale of such product candidates, even if approved. Limitations on our ability to generate revenue from commercial product sales or pursuant to up-front or milestone payments and royalties from collaboration partners would likely depress our market value and could impair our ability to raise capital, expand our business, discover or develop other product candidates or continue our operations.

We may seek additional financing to achieve our goals, and a failure to obtain this capital if needed on acceptable terms, or at all, could force us to delay, limit, scale back or cease our commercialization activities, product development or any other or all operations.

Since our inception, most of our resources have been dedicated to our research and development and commercialization activities. We have funded our operations primarily through issuance of preference shares, our ordinary shares and convertible debt securities and payments to us under collaboration agreements. For example, in March 2022, we received $557.9 million (€503.3 million) in net proceeds from an offering of convertible senior notes due 2028 after deducting the initial purchasers’ discounts and commissions and estimated transaction costs. As of December 31, 2022, we had cash, cash equivalents and marketable securities totaling €742.9 million. We believe that we will continue to expend substantial resources for the foreseeable future, including costs associated with research and development and commercialization activities.

Based on our current operating plan, we believe that our existing cash, cash equivalents and marketable securities as of December 31, 2022 will be sufficient to meet our projected cash requirements for at least twelve months from the date of this annual report. However, our operating plan may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned. Our future funding requirements will depend on many factors, including, but not limited to:

•
the manufacturing, selling and marketing costs associated with our products and product candidates, if approved, including the cost and timing of building our sales and marketing capabilities;
•
the timing, receipt, and amount of sales of, or royalties on, TransCon hGH and any future products;
•
the sales price and the availability of adequate third-party coverage and reimbursement for our products and product candidates, if approved;
•
our ability to establish and maintain strategic partnerships, licensing or other arrangements and the financial terms of such agreements;
•
our ability to collect payments which are due to us from customers and collaboration partners (if any), which in turn is impacted by the financial standing of any such customers and collaboration partners;
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
•
the time and cost necessary to respond to technological and market developments, including further development of our TransCon platform;
•
the achievement of development, regulatory and commercial milestones resulting in the payment to us from collaboration partners of contractual milestone payments and the timing of receipt of such payments, if any;
•
our progress in the successful commercialization and co-promotion of our products and product candidates, if approved, and our efforts to develop and commercialize our other existing product candidates;
•
the market opportunities and patient populations for our products and product candidates, if approved, including with respect to TransCon PTH, and our ability to obtain market acceptance of our products and product candidates, if approved;
•
the costs of filing, prosecuting, maintaining, defending and enforcing any patent claims and other intellectual property rights, including litigation costs and the outcome of such litigation, including costs of defending any claims of infringement brought by others in connection with the development, manufacture or commercialization of our product candidates;
•
the extent to which we purchase ADSs prior to granting rights or awards for such shares under our equity incentive plans.

Additional funds may not be available if we need them or on terms that are acceptable to us, or at all. If adequate funds are not available to us on a timely basis, we may be required to delay, limit, scale back or cease our research and development and commercialization activities. Furthermore, uncertainty about the interest rate environment and rising interest rates, may make it more difficult, costly or dilutive for us to secure additional financing, which may have a negative impact on earnings and cash flow.

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

Risks Related to Our Business

We are substantially dependent on the success of our products and product candidates, which may not be successful in nonclinical studies or clinical trials, receive regulatory approval or be successfully commercialized.

To date, we have invested a significant amount of our efforts and financial resources in research and development, including with respect to our proprietary TransCon technologies, and in commercialization activities. Our near-term prospects, including the extent of revenue from commercial product sales, will depend heavily on our successful development and commercialization of our products and product candidates, if approved. The clinical and commercial success of our products and product candidates and our TransCon technologies will depend on a number of factors, including the following:

•
the outcome and successful execution of our ongoing and planned clinical trials of our products and product candidates;
•
our ability and that of any collaboration partners to establish and maintain commercial-scale manufacturing processes for our products, product candidates and device components;
•
whether our product candidates’ safety, purity, potency, tolerability and/or efficacy profiles will be satisfactory to the EMA, the FDA and similar regulatory authorities to warrant marketing approval;
•
whether the EMA, the FDA or similar regulatory authorities will require additional clinical trials prior to approving or issuing a positive opinion in order for our product candidates to be authorized, if ever;
•
the prevalence and severity of adverse side effects of our products and product candidates;
•
the occurrence of adverse events that implicate the TransCon technologies, including among any out-licensed product candidates;
•
the timely receipt of necessary marketing authorizations or certifications for our product candidates and associated device components from the FDA, similar regulatory authorities and notified bodies;
•
our ability and that of any collaboration partners to successfully commercialize our products or product candidates, if approved for marketing and sale by the FDA, the EC or similar regulatory authorities, including educating physicians and patients about the benefits, administration and use of such products;
•
achieving and maintaining compliance with all applicable regulatory requirements;
•
our expectations regarding the potential market opportunities and patient populations for our products and product candidates, including with respect to TransCon PTH;
•
our progress in the successful commercialization and co-promotion of our products and product candidates, if approved, and our efforts to develop and commercialize our other existing product candidates;
•
our ability to obtain market acceptance of our products or product candidates, if approved, including by patients and the medical community;
•
our ability to obtain market acceptance of the device components of our combination products, such as the TransCon hGH auto-injector, and of our combination product candidates, if approved, such as the TransCon PTH drug delivery device, including by patients and the medical community;
•
the availability, perceived advantages, relative cost, relative safety and relative efficacy of alternative and competing treatments;
•
obtaining and sustaining an adequate level of coverage and reimbursement for our products and product candidates by third-party payors;
•
the effectiveness of our and any collaboration partners’ marketing, sales and distribution strategies and operations;

•
our ability and that of any collaboration partners, or any third-party manufacturer we contract with, to manufacture supplies of our products and product candidates and to develop, validate and maintain commercially viable manufacturing processes that are compliant with current good manufacturing practice (“cGMP”), or similar requirements;
•
enforcing intellectual property rights in and to our products and product candidates;
•
avoiding third-party interference, opposition, derivation or similar proceedings with respect to our patent rights, and avoiding other challenges to our patent rights and patent infringement claims; and
•
continued acceptable safety profiles of our products and product candidates following any potential approval.

Many of these factors are beyond our control, including clinical development, the regulatory submission process, potential threats to our intellectual property rights and the manufacturing, marketing and sales efforts of any collaboration partners.

We cannot be certain that we will be able to successfully commercialize any of our products or that such products will be approved in other jurisdictions, and we cannot be certain that any of our product candidates, including TransCon PTH, will ever be approved or successfully commercialized, or that we will ever generate revenue from sales of such product candidates. If we are not successful in completing the development of, obtaining approval for, and commercializing our product candidates, or are significantly delayed in doing so, our business will be harmed.

Our sales and marketing efforts may not be effective and we may not be successful in our commercial efforts.

Prior to launching our commercial sales in 2021, as a company we had no prior experience commercializing approved products. The success of our commercialization efforts is difficult to predict and subject to the effective execution of our business plan, including, among others, the continued development of our internal sales, marketing, and distribution capabilities and our ability to navigate the significant expenses and risks involved with the development and management of such capabilities. For example, our planned commercial launch of TransCon PTH, if approved, may not develop as planned or anticipated, which may require us to, among others, adjust or amend our business plan and incur significant expenses. Further, given our limited experience commercializing products, we do not have a long track record of successfully executing commercial launches. If we are unsuccessful in accomplishing our objectives and executing on our business plan, or if our commercialization efforts do not develop as planned, we may not be able to successfully commercialize our approved products and any future approved products, we may require significant additional capital and financial resources, we may not become profitable, and we may not be able to compete against more established companies in our industry.

Factors which may affect the success of our commercialization efforts include, but are not limited to:

•
our ability to hire and retain required and qualified sales and marketing personnel, including in connection with any specialty sales organization for specific products or product candidates, if approved;
•
our ability to provide sufficient training to develop and strengthen the technical expertise of our sales and marketing personnel;
•
our ability to provide required support materials and resources to our sales personnel to help them educate physicians and healthcare providers regarding our products, including the proper administration of our products; and
•
our resources to meet and timely fulfill supply obligations to our customers.

Additionally, we or any collaboration partners may be required to build and/or maintain marketing, sales, distribution, managerial and other non-technical capabilities or make arrangements with third-parties to perform these services, and we or any collaboration partners may not be successful in doing so. Except for our license agreements with VISEN for Greater China and certain limited sales and distribution agreements with specialty distributors and specialty pharmacies in the United States for TransCon hGH, we have no sales, marketing or distribution agreements for TransCon hGH, TransCon PTH, TransCon CNP, or our other product candidates. We may enter into arrangements with third-parties to market and sell our products and product candidates, if approved, in one or multiple geographies. However, we may not be able to enter into such arrangements with others on acceptable terms, or at all. To the extent that we enter into such arrangements with other companies, our revenues, if any, will depend on the terms of any such arrangements and the efforts of others. These efforts may turn out not to be sufficient.

The acceptance and commercial success of our products and product candidates, if approved, will depend, in part, upon the degree of acceptance among physicians, patients, patient advocacy groups, third-party payors and the medical community.

Even after obtaining FDA or other regulatory approvals, our products and product candidates, if approved, may not achieve significant market acceptance among physicians, patients, patient advocacy groups, third-party payors and the medical community. The degree of market acceptance, if any, for our products for which marketing approval is obtained will depend on a number of factors, including:

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
•
education of, and acceptance by, physicians, major operators of clinics and patients of the product as a safe and effective treatment and their willingness to pay for them;
•
relative convenience and ease of administration of our products;
•
the potential and perceived advantages of our products over current treatment options or alternative treatments, including future alternative treatments;
•
the availability of supply of our products and their ability to meet market demand;
•
marketing and distribution support for our products;
•
the quality of our relationships with patient advocacy groups; and
•
coverage and reimbursement policies of government and other commercial and third-party payors.

If our products or product candidates that obtain regulatory approval do not achieve significant market acceptance or commercial success, this could harm our business, results of operations and prospects, and the value of our shares or ADSs.

Our estimated market opportunities for our products and product candidates, if approved, are subject to numerous uncertainties and may prove to be inaccurate. If we have overestimated the size of our market opportunities, our future growth may be limited.

Our business plan is based in part on our estimated addressable markets and market opportunities for our products and product candidates, if approved, which are based on a variety of inputs, including data published by third parties, our own market insights and internal market intelligence, and internally generated data and assumptions. We have not independently verified any third-party information and there can be no assurance as to its accuracy or completeness. Such estimates, whether obtained or derived from third-party sources or developed internally, are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. While we believe the market opportunity estimates underlying our business plan are reasonable, such information is inherently imprecise. In addition, our assumptions and estimates of market opportunities are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including but not limited to those described in this report. If this third-party or internally generated data prove to be inaccurate or we make errors in our assumptions based on that data, our actual market may be more limited than our estimates. In addition, these inaccuracies or errors may cause us to misallocate capital and other critical business resources, which could harm our business.

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

Patient enrollment is a significant factor in the timing of clinical trials and is affected by many factors, including the size and nature of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the trial, the design of the clinical trial, competing clinical trials and clinicians’ and patients’ perceptions as to the potential advantages of the drug being studied in relation to other available therapies, including any new drugs or treatments that may be approved for the indications we are investigating. In addition, our Phase 3 foresiGHt Trial includes clinical sites located in Ukraine, and the invasion of Ukraine has impacted and may further impact our ability to monitor or collect data from patients at those clinical sites, which could affect the integrity of trial data obtained from those sites. We will continue to closely monitor the rapidly evolving geopolitical situation in Ukraine and Russia and its impact on our clinical trial operations and timelines.

We could also encounter delays if a clinical trial is suspended or terminated by us for a product candidate, by the IRBs of the institutions in which such trials are being conducted, by an independent data safety monitoring board, for such trial or by the FDA or similar regulatory authorities. Such authorities, or we, may suspend or terminate a clinical trial due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA or similar regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a drug, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial.

Further, we are conducting, and plan to conduct, clinical trials in sites outside of the United States. Conducting clinical trials in foreign countries presents additional risks that may delay completion of clinical trials. These risks include the failure of physicians or enrolled patients in foreign countries to adhere to clinical protocol as a result of differences in healthcare services or cultural customs, managing additional administrative burdens associated with foreign regulatory schemes, as well as political and economic risks relevant to such foreign countries. In addition, the EMA or the FDA may determine that the clinical trial results obtained in foreign subjects do not establish the safety, purity, potency and/or efficacy of a product candidate when administered in EU or U.S. patients, and are thus not supportive of approval of a MAA in the EU or of an NDA, or Biologics License Application (“BLA”), in the United States. As a result, the EMA or the FDA may not accept data from clinical trials conducted outside the EU or the United States, respectively, and may require that we conduct additional clinical trials or obtain additional data before we can submit an NDA or BLA in the United States or a MAA in the EU. The EMA or the FDA may even require us to conduct additional clinical trials in the EU or the United States, respectively, before we are able submit an NDA, BLA, MAA or other marketing application for any of our product candidates.

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

In addition, the FDA’s and other regulatory authorities’ policies with respect to clinical trials may change and additional government regulations may be enacted. For instance, the regulatory landscape related to clinical trials in the EU recently evolved. The EU Clinical Trials Regulation (“CTR”) which was adopted in April 2014 and repeals the EU Clinical Trials Directive, became applicable on January 31, 2022. While the Clinical Trials Directive required a separate clinical trial application (“CTA”) to be submitted in each member state, to both the competent national health authority and an independent ethics committee, the CTR introduces a centralized process and only requires the submission of a single application to all member states concerned. The CTR allows sponsors to make a single submission to both the competent authority and an ethics committee in each member state, leading to a single decision per member state. The assessment procedure of the CTA has been harmonized as well, including a joint assessment by all member states concerned, and a separate assessment by each member state with respect to specific requirements related to its own territory, including ethics rules. Each member state’s decision is communicated to the sponsor via the centralized EU portal. Once the CTA is approved, clinical study development may proceed. Clinical trials for which an application was submitted (i) prior to January 31, 2022 under the Clinical Trials Directive, or (ii) between January 31, 2022 and January 31, 2023 and for which the sponsor has opted for the application of the Clinical Trials Directive remain governed by said Directive until January 31, 2025. After this date, all clinical trials (including those which are ongoing) will become subject to the provisions of the CTR. Compliance with the CTR requirements by us and our third-party service providers, such as CROs, may impact our developments plans.

It is currently unclear to what extent the UK will seek to align its regulations with the EU. The UK regulatory framework in relation to clinical trials is derived from existing EU legislation (as implemented into UK law, through secondary legislation). On January 17, 2022, the UK Medicines and Healthcare products Regulatory Agency (“MHRA”) launched an eight-week consultation on reframing the UK legislation for clinical trials. The consultation closed on March 14, 2022 and aims to streamline clinical trials approvals, enable innovation, enhance clinical trials transparency, enable greater risk proportionality, and promote patient and public involvement in clinical trials. The outcome of the consultation will be closely watched and will determine whether the UK chooses to align with the CTR or diverge from it to maintain regulatory flexibility. A decision by the UK not to closely align its regulations with the new approach that will be adopted in the EU may have an effect on the cost of conducting clinical trials in the UK as opposed to other countries and/or make it harder to seek a marketing authorisation in the EU for our product candidates on the basis of clinical trials conducted in the UK.

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
•
the market opportunity for a product candidate may change during our program or we may discover that such market opportunity was smaller than initially expected so that such a product may become financially unfeasible to continue to develop;
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

We have focused on research programs and product candidates within the endocrinology, oncology and ophthalmology therapeutic areas. As a result, we may forego or delay pursuit of opportunities with other product candidates or in other therapeutic areas that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future research and development programs and product candidates for specific indications may not yield any commercially viable products. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate.

We rely on third parties to conduct our nonclinical studies and clinical trials. If these third-parties do not successfully carry out their contractual duties or meet expected deadlines, we may be unable to obtain regulatory approval for, or commercialize, our product candidates.

We do not currently have the ability to independently conduct clinical trials or IND-enabling nonclinical studies. We rely on medical institutions, clinical investigators, contract laboratories, collaboration partners and other third-parties, such as CROs, to conduct clinical trials of our products and product candidates. The third-parties with whom we contract for execution of our clinical trials play a significant role in the conduct of these trials and the subsequent collection and analysis of data. However, these third-parties are not our employees, and except for contractual duties and obligations, we control only certain aspects of their activities and have limited ability to control the amount or timing of resources that they devote to our programs. Although we rely on these third-parties to conduct our nonclinical studies and our clinical trials, we remain responsible for ensuring that each of our nonclinical studies and clinical trials is conducted in accordance with the applicable protocol, legal, regulatory and scientific standards and our reliance on third-parties does not relieve us of our regulatory responsibilities. We and these third-parties are required to comply with current good laboratory practices (“GLPs”), for nonclinical studies, and good clinical practices (“GCPs”), for clinical studies. GLPs and GCPs are regulations and guidelines enforced by the FDA and comparable foreign regulatory authorities for all of our products in nonclinical and clinical development, respectively. Regulatory authorities enforce GCPs through periodic inspections of trial sponsors, principal investigators and trial sites. If we or any of our third-party contractors fail to comply with applicable regulatory requirements, including GCPs, the clinical data generated in our clinical trials may be deemed unreliable and the EMA, the FDA, or similar regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot be certain that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical trials comply with GCP regulations. In addition, our clinical trials must be conducted with products produced under cGMP or similar foreign regulations outside the United States. The failure of our contract manufacturers to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process.

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

In addition, in the event that any of our product candidates receives regulatory approval and we or others later identify undesirable side effects caused by one of our products, including TransCon hGH, a number of potentially significant negative consequences could occur, including:

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

Any of the foregoing events could prevent us, or any collaboration partners, from achieving or maintaining market acceptance of our products or product candidates, if approved, and could result in the loss of significant revenue to us, which would harm our results of operations and business.

Competition in the biotechnology and pharmaceutical industries is intense and our competitors may discover, develop or commercialize products faster or more successfully than us. If we are unable to compete effectively, our business, results of operations and prospects will suffer.

The markets in which we intend to compete are undergoing, and are expected to continue to undergo, rapid and significant technological changes. Some of our products and product candidates are for fields in which competitive products already exist and are established. We expect competition to intensify as technological advances are made or new drugs and biotechnology products are introduced. New developments by competitors may render our products and current or future product candidates and/or technologies non-competitive, obsolete or not economical. Our competitors’ products may be more efficacious or marketed and sold more effectively than our products and product candidates.

We are aware of several pharmaceutical and biopharmaceutical companies that have commenced clinical studies of products or have successfully commercialized products addressing areas that we are targeting. A permanently PEGylated long-acting growth hormone (brand name Jintrolong) developed by GeneScience Pharmaceuticals Co., Ltd. is available in China and the Somatropin Biopartners product (LB03002), is available in Korea. Novo Nordisk has received regulatory approval in the United States, Japan, and Europe of once-weekly somapacitan (brand name Sogroya) for replacement of endogenous growth hormone in adult patients with GHD and filed somapacitan in the United States, Japan, and Europe for pediatric GHD. Pfizer (in collaboration with OPKO Health Inc.) has received regulatory approval of once-weekly somatrogon (brand name NGENLA) in the EU, Canada, Australia, Japan, Taiwan, the United Arab Emirates and Brazil for pediatric GHD. In January 2022, Pfizer (in collaboration with OPKO Health) announced the FDA issued a Complete Response Letter for the BLA for somatrogon. Other experimental growth hormone therapies based on permanent modification are in different stages of clinical development by various companies, including GeneScience Pharmaceuticals Co., Ltd., Genexine Inc., I-MAB, and JCR Pharmaceuticals Co., Ltd. In addition, Shire-NPS Pharmaceuticals Inc., a Takeda company owns the rights to parathyroid hormone (brand name NATPARA®), a treatment for hypoparathyroidism. Parathyroid hormone was voluntarily recalled in September 2019 in the U.S. and is now only available to a limited number of patients through a Special Use Program offered by its manufacturer, Shire-NPS Pharmaceuticals Inc., a Takeda company. In October 2022, Takeda announced manufacturing of all strengths of NATPARA will be discontinued globally at the end of 2024. In addition, we are aware of several academic groups and companies working on making longer-acting agonists of the PTH receptor, or PTH1R. Other companies and groups are developing or commercializing therapies for hypoparathyroidism, including Entera Bio, Extend Biosciences, Massachusetts General Hospital, Amolyt Pharma, MBX Biosciences and Eli Lilly and Company. Other companies are developing therapies for achondroplasia, including BioMarin, and QED Therapeutics. BioMarin Pharmaceutical, Inc. has received regulatory approval for vosoritide (brand name VOXZOGO) in the United States, EU and Japan for the treatment of achondroplasia. Rainier Therapeutics, Inc., QED Therapeutics, Sanofi, Ribomic, ProLynx, and Astellas, PhaseBio have achondroplasia programs in various clinical stages.

Other companies are developing toll like receptor agonists for cancer immunotherapy including: CureVac N.V., Seven and Eight Biopharmaceuticals Inc., Idera Pharmaceuticals, Inc., Checkmate Pharmaceuticals, Inc., Exicure, Inc., Bolt Therapeutics, Inc., and Silverback Therapeutics, Inc. In addition to product-based competition, our TransCon technologies face technology-based competition as we believe other companies are developing or evaluating enhanced drug delivery and sustained release technologies. In particular, we believe Nektar Therapeutics, OPKO Health, Inc., ProLynx LLC, MBX Biosciences and Serina Therapeutics, Inc. are developing technologies that use reversible linkers and that may be competitive with our TransCon technologies.

TransCon hGH is approved by the FDA in the U.S. under the brand name SKYTROFA for the treatment of pediatric patients one year and older who weigh at least 11.5 kg (25.4 lb) and have growth failure due to inadequate secretion of endogenous growth hormone. In addition, the EC has granted a marketing authorisation for SKYTROFA, developed under the name TransCon hGH, as a once weekly subcutaneous injection for the treatment of children and adolescents ages 3 to 18 years with growth failure due to insufficient secretion of endogenous growth hormone. However, it is also possible that our competitors will commercialize competing drugs or treatments before we can launch any other product candidates that are ultimately approved by regulatory authorities. We also anticipate that we will face increased competition in the future as new companies enter into our current and target markets.

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
•
filing suits for alleged patent infringement that automatically delay FDA or foreign regulatory authorities’ approval;
•
filing suits that challenge our marketing and promotion efforts;
•
developing patented controlled-release or other “next-generation” products, which may compete with TransCon product candidates;
•
establishing exclusive contracts with third-party payors; or
•
changing product claims and product labeling.

Any one of these strategies may increase the costs and risks associated with our efforts to develop and commercialize our products and product candidates and may delay or altogether prevent such development or commercialization.

Many of our competitors have:

•
significantly greater name recognition, financial, marketing, research, drug portfolios, drug development and technical and human resources than we have at every stage of the discovery, development, manufacturing and commercialization process and additional mergers and acquisitions in the biotechnology industries may result in even more resources being concentrated in our competitors;
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

With respect to our products and product candidates that we successfully develop, we will face competition based on many different factors, including:

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
•
the product’s convenience and ease of administration compared to alternative treatments; and
•
the strength of our patent position.

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

Our TransCon technologies have been developed to improve the delivery of a variety of drug products. TransCon hGH is approved by the FDA in the U.S. under the brand name SKYTROFA (lonapegsomatropin-tcgd) for the treatment of pediatric patients one year and older who weigh at least 11.5 kg (25.4 lb) and have growth failure due to inadequate secretion of endogenous growth hormone. The EC has granted a marketing authorisation for SKYTROFA, developed under the name TransCon hGH, as a once weekly subcutaneous injection for the treatment of children and adolescents ages 3 to 18 years with growth failure due to insufficient secretion of endogenous growth hormone. However, we cannot be certain that any of our other products or product candidates using our TransCon technologies will be deemed safe or efficacious (or that TransCon hGH will be deemed safe or effective for other indications), nor that any aspects of our TransCon technologies will yield additional product candidates that could be commercially valuable. Further, one of our two carrier systems, the TransCon hydrogel carrier system, has limited experience in humans. As a result, our TransCon hydrogel carriers, when dosed extensively in humans, may fail to perform as we expect. Failure of any of our product candidates to be successfully developed, approved and commercialized may result in our TransCon technologies being viewed as an ineffective approach to developing drug products which would harm our business and prospects.

We apply our TransCon technologies to both approved and unapproved parent drugs to extend the half-life of such drugs in the body, and to enhance the overall benefit of a given therapy. Even when applied to approved parent drugs, we have generated limited clinical data on our product candidates using our systemic TransCon technologies with respect to safety and efficacy for long-term treatment in humans. The long-term safety and efficacy of our TransCon technologies and the extended life in the body of our product candidates utilizing TransCon technologies is unknown, and it is possible that our product candidates may have an increased risk of unforeseen reactions following extended treatment relative to other approved products. If extended treatment with our products or product candidates utilizing TransCon in our ongoing or future clinical trials results in any concerns about the safety or efficacy of our TransCon technologies, we may be unable to successfully develop or commercialize our products or product candidates.

We have limited clinical data on product candidates utilizing our TransCon technologies to indicate whether they are safe or effective for long-term use in humans.

Our products and product candidates are designed to transiently link a parent drug molecule to select TransCon carriers via our TransCon linkers. Once injected, we believe that our prodrugs predictably release the unmodified parent drug molecule over time, thus preserving the parent drug’s original mode of action, and, we believe, the parent drug’s original safety and efficacy profile. We believe that our TransCon carriers remain bound to our TransCon linkers and that they are cleared from the body predominantly by renal filtration and biliary transport with fecal excretion. We have limited clinical data regarding utilizing the systemic TransCon technologies to indicate whether they are safe, pure, potent and/or effective for long-term use in humans, including the safety of any degradation products that may result after the TransCon carrier and TransCon linker are cleaved from the parent drug molecule. If treatment with any of our product candidates in our clinical trials results in concerns about their safety or efficacy, we and any collaboration partners may be unable to successfully develop or commercialize any or all of our TransCon technologies based on such product candidates or enter into collaborations with respect to our product candidates.

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

We may seek orphan designation for some of our product candidates and we may be unsuccessful, or may be unable to maintain the benefits associated with orphan designation, including the potential for market exclusivity, for product candidates for which we obtain orphan designation.

Regulatory authorities in some jurisdictions, including the United States, may designate drugs or biologics intended to treat relatively small patient populations as orphan drug products. Under the Orphan Drug Act, the FDA may designate a drug or biologic as an orphan drug if it is intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals in the United States, or a patient population greater than 200,000 in the United States where there is no reasonable expectation that the cost of developing the drug will be recovered from sales in the United States. In the EU, orphan designation is granted by the EC based on a scientific opinion of the EMA’s Committee for Orphan Medicinal Products. A medicinal product may be designated as orphan if its sponsor can establish that (i) the product is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition; (ii) either (a) such condition affects no more than 5 in 10,000 persons in the EU when the application is made, or (b) the product, without the benefits derived from orphan status, would not generate sufficient return in the EU to justify investment; and (iii) there exists no satisfactory method of diagnosis, prevention or treatment of such condition authorized for marketing in the EU, or if such a method exists, the medicinal product will be of significant benefit to those affected by the condition. Orphan designation must be requested before submitting a BLA or NDA in the United States or a MAA in the EU.

If a drug or biologic with an orphan designation subsequently receives the first marketing approval for the indication for which it has such designation, the drug or biologic is entitled to a period of marketing exclusivity, which precludes the FDA from approving another marketing application for the same drug or biologic for the same disease or condition for a seven-year period, except in limited circumstances. If our competitors are able to obtain orphan drug exclusivity prior to us, for products that constitute the “same drug” and treat the same diseases or conditions as our product candidates, we may not be able to have competing products approved by the applicable regulatory authority for a significant period of time. The applicable period is seven years in the United States. The applicable exclusivity period is ten years in the EU, but such exclusivity period can be reduced to six years if, at the end of the fifth year, a product no longer meets the criteria for orphan designation or if the product is sufficiently profitable so that market exclusivity is no longer justified.

As part of our business strategy, we intend to pursue orphan designation for certain of our product candidates. For example, in June 2018, we were granted orphan drug designation by the FDA for TransCon PTH for the treatment of hypoparathyroidism, in February 2019, we were granted orphan drug designation by the FDA for TransCon CNP for the treatment of achondroplasia, and in April 2020, we were granted orphan drug designation by the FDA for TransCon hGH for the treatment of GHD. Additionally, in July 2020, we were granted orphan designation by the EC for TransCon CNP for the treatment of achondroplasia and in October 2020, we were granted orphan designation by the EC for TransCon PTH for treatment of hypoparathyroidism. In October 2019, we were granted orphan designation by the EC for TransCon hGH for GHD. In July 2021, we were granted orphan drug designation from the Japanese Ministry of Health, Labour and Welfare for TransCon PTH. However, we may be unsuccessful in obtaining additional orphan designations, and may be unable to maintain the benefits associated with orphan designation, such as orphan drug exclusivity.

Even if we obtain orphan drug exclusivity for any of our product candidates, that exclusivity may not effectively protect those product candidates from competition because different drugs can be approved for the same condition, and orphan drug exclusivity does not prevent the FDA or foreign regulatory authorities from approving the same or a different drug in another indication. Even after an orphan drug is granted orphan exclusivity and approved, the FDA or foreign regulatory authorities can subsequently approve a later application for the same drug for the same condition before the expiration of the exclusivity period if the FDA or foreign regulatory authorities conclude that the later drug is clinically superior in that it is shown to be safer in a substantial portion of the target populations, more effective or makes a major contribution to patient care. In addition, a designated orphan drug may not receive orphan drug exclusivity if it is approved for a use that is broader than the indication for which it received orphan designation. Moreover, orphan-drug-exclusive marketing rights in the United States and in foreign jurisdictions may be lost if the FDA or foreign regulatory authorities later determine that the request for designation was materially defective or if we are unable to manufacture sufficient quantities of the product to meet the needs of patients with the rare disease or condition. Orphan designation neither shortens the development time or regulatory review time of a drug nor gives the drug any advantage in the regulatory review or approval process.

Any biological product for which we intend to seek approval may face competition sooner than anticipated.

The Affordable Care Act (“ACA”) includes a subtitle called the Biologics Price Competition and Innovation Act of 2009 (“BPCIA”), which created an abbreviated approval pathway for biological products that are biosimilar to or interchangeable with an FDA-licensed reference biological product. Under the BPCIA, an application for a biosimilar product may not be submitted to the FDA until four years following the date that the reference product was first licensed by the FDA. In addition, the approval of a biosimilar product may not be made effective by the FDA until twelve years from the date on which the reference product was first licensed. During this twelve-year period of exclusivity, another company may still market a competing version of the reference product if the FDA approves a full BLA for the competing product containing the sponsor’s own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity and potency of its product.

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

We rely on third parties to manufacture preclinical, clinical, and commercial supplies of our products, product candidates and their device components.

We do not own facilities for manufacturing our products and product candidates. We depend on third-parties to manufacture and provide analytical services with respect to our products and product candidates and their respective device components.

In addition, to produce the quantities necessary to meet anticipated market demand, we and/or any collaboration partners will need to secure sufficient manufacturing capacity with third-party manufacturers. For TransCon hGH, we believe we have secured agreements to provide for sufficient manufacturing capacity with third-party manufacturers; however, our estimates of market demand may be inaccurate and third-party manufacturers may fail to produce sufficient quantities on a timely basis or at all. If we and/or any collaboration partners are unable to produce our products and product candidates in sufficient quantities to meet the requirements for the launch of the product or to meet future demand, our revenues and gross margins would be adversely affected. For example, public health epidemics or pandemics, such as COVID-19 currently impacting multiple jurisdictions worldwide may impact the ability of our existing or future manufacturers to perform their obligations under our manufacturing agreements with such parties. Such failure or substantial delay could materially harm our business. To be successful, our products and product candidates must be manufactured in commercial quantities in compliance with regulatory requirements and at acceptable costs. We and/or any collaboration partners will regularly need to maintain access to facilities to manufacture commercial supplies of our products and product candidates, if approved. All of this will require additional funds and successful completion of inspection or audits and approval by the FDA, other regulatory authorities and by notified bodies with respect to the device components. If we and/or any collaboration partners are unable to establish and maintain a manufacturing capacity within our planned time and cost parameters, the development and sales of our products and product candidates as well as our business, results of operations and prospects, and the value of our shares or ADSs could be adversely affected.

We and/or any collaboration partners may encounter problems with aspects of manufacturing our products and product candidates, including the following:

•
production yields;
•
quality control and assurance;
•
shortages of qualified personnel;
•
compliance with FDA and foreign regulations;
•
production costs; and
•
development of advanced manufacturing techniques and process controls.

We evaluate our options for clinical study supplies and commercial production of our products and product candidates on a regular basis, which may include use of third-party manufacturers, or entering into a manufacturing joint venture relationship with a third party. We are aware of only a limited number of companies on a worldwide basis who operate manufacturing facilities in which our products and product candidates can be manufactured under cGMP or similar foreign regulations, a requirement for all pharmaceutical products. We cannot be certain that we will be able to contract with any of these companies on acceptable terms, if at all, all of which could harm our business, results of operations and prospects, and the value of our shares or ADSs.

In addition, we, as well as any third-party manufacturer, will be required to register such manufacturing facilities with the FDA (and have a U.S. agent for the facility, if outside the United States) and other regulatory authorities. The facilities will be subject to inspections confirming compliance with the FDA, and other regulatory authority cGMP or similar foreign requirements. We do not control the manufacturing process of our product candidates, and we are dependent on our contract manufacturing partners for compliance with cGMPs or similar regulations for manufacture of both active drug substances and finished drug products. If we or any third-party manufacturer fails to maintain regulatory compliance, our business, financial condition and results of operations may be harmed, and the FDA or other regulatory authorities can impose regulatory sanctions that range from a warning letter to withdrawal of approval to seeking product seizures, injunctions and, where appropriate, criminal prosecution. Pursuant to our agreements with VISEN, we have and may in the future supply material to VISEN for use in clinical trials and commercial applications. In order to fulfill these supply, we rely on third-party manufacturers over which we have no or very limited control or power.

If our contract manufacturers cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA or similar regulatory authorities, they will not be able to secure and/or maintain regulatory approval for their manufacturing facilities. In addition, we have no control over the ability of our contract manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA or a similar regulatory authority does not approve these facilities for the manufacture of our products or product candidates or if it withdraws any such approval in the future, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain regulatory approval for or market our products or product candidates, if approved.

We rely on our manufacturers to purchase from third-party suppliers the materials necessary to produce our products and product candidates. Any significant delay or discontinuation in the supply of such materials would delay commercialization and the completion of our clinical studies and harm our business.

There are a limited number of suppliers for raw materials that we use to manufacture our products and product candidates, and there may be a need to identify alternate suppliers to prevent a possible disruption of the manufacture of the materials necessary to produce our products or product candidates for commercial sale and/or our clinical studies. We do not have any control over the process or timing of the acquisition of these raw materials by our manufacturers. Although we generally do not begin a clinical study unless we believe we have on hand, or will be able to manufacture, a sufficient supply of a product candidate to complete such study, and we currently envision that VISEN, which relies on us for clinical supply of our product candidates, would do the same, any significant delay or discontinuity in the supply of a product candidate, or the raw material components thereof, for a clinical study due to the need to replace a third-party manufacturer could considerably delay completion of our or VISEN’s clinical studies, product testing, and potential regulatory approval of our product candidates, which could harm our business and results of operations.

Any inability to obtain suppliers, including an inability to obtain, or delay in obtaining, approval of a supplier from the FDA or other regulatory authorities, would delay or prevent the clinical development and commercialization of our products and product candidates.

If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit commercialization of our products and product candidates.

Our business exposes us to potential product liability risks which are inherent in research and development, preclinical and clinical studies, manufacturing, marketing and use of our products and product candidates. For example, we may be sued if any product we develop allegedly causes injury or is found to be otherwise unsuitable during product testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability, and a breach of warranties. Claims could also be asserted under state consumer protection acts. Product liability claims may be expensive to defend and may result in judgements against us which are potentially punitive. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our products and product candidates. Even successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

•
decreased demand for our products and product candidates;
•
injury to our reputation;
•
withdrawal of clinical trial participants;
•
costs to defend the related litigation;
•
a diversion of management’s time and our resources;
•
substantial monetary awards to trial participants or patients;
•
regulatory investigations, product recalls or withdrawals, or labeling, marketing or promotional restrictions;
•
loss of revenue; and
•
the inability to commercialize or co-promote our products or product candidates.

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

As of December 31, 2022, we had 797 employees worldwide, with key facilities in Denmark, Germany, and the United States. As we advance our products and product candidates through the development and commercialization process, we will need to expand managerial, operational, financial, sales and marketing and other resources to manage our operations, preclinical and clinical trials, research and development activities, regulatory filings, manufacturing and supply activities, and any marketing and commercialization activities or contract with other organizations to provide these capabilities for us. As operations expand, we expect that we will need to manage additional relationships with various suppliers and other organizations. Our ability to manage our operations and growth requires us to continue to improve our operational, financial and management controls, reporting systems and procedures across a global organization. Such growth could place a strain on our administrative and operational infrastructure. We may not be able to make improvements to our management information and control systems in an efficient or timely manner and may discover deficiencies in existing systems and controls. Our management, personnel, systems and facilities currently in place may not be adequate to support this future growth. Our need to effectively execute our growth strategy requires that we either internally, together with collaboration partners or through third-party contractors, as applicable:

•
expand our general and administrative functions;
•
identify, recruit, screen, retain, incentivize and integrate additional employees;
•
manage our internal development efforts effectively while carrying out our contractual obligations to third-parties;
•
establish and build a marketing and commercial organization; and
•
continue to improve our operational, legal, financial, compliance and management controls, reporting systems and procedures.

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

We are subject to Section 404 of The Sarbanes-Oxley Act of 2002 (“Section 404”), and the related rules of the SEC, which generally require our senior management and independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting. Section 404 requires an annual management assessment of the effectiveness of our internal control over financial reporting, and we are required to include an opinion from our independent registered public accounting firm on the effectiveness of our internal controls over financial reporting.

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
•
the potential market opportunities and patient populations for our products and product candidates, including with respect to TransCon PTH;
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
•
exchange rate fluctuations;
•
the regional and global effect of inflation;
•
the adverse impact of multiple interest rate increases implemented and forecasted by the U.S. Federal Reserve; and
•
payment of license fees for the right to use third-party proprietary rights, if any.

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
•
we may disagree with our strategic partners about decisions affecting the business, which could result in litigation or arbitration that increases our expenses, distracts our officers and directors and disrupts the day-to-day operations of the strategic venture, including by delaying important decisions until the dispute is resolved;
•
our strategic partners may take actions that we oppose;
•
our strategic partners might experience financial distress or become bankrupt;
•
impairment of relationships with key suppliers or customers of any acquired or sold businesses due to changes in our senior management and ownership; and
•
inability to retain key employees of any acquired businesses.

In addition, to the extent we enter into a strategic transaction that includes ongoing operations or shared ownership and management, our strategic partners may take actions that we oppose or we may disagree with our strategic partners about decisions affecting the business, which could result in litigation or arbitration, distract our officers and directors and otherwise disrupt the day-to-day operations of our business and the business of the strategic partner or entity. Furthermore, to the extent that our directors and officers serve on the boards of our strategic partners, such directors may be required to abstain from board decision-making in the event of a conflict of interest;

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

In addition, the possible abandonment of the Euro by one or more members of the EU could harm our business in the future. Despite measures taken by the EU to provide funding to certain member states in financial difficulties and by a number of European countries to stabilize their economies and reduce their debt burdens, it is possible that the Euro could be abandoned in the future as a currency by countries that have adopted its use. This could lead to the re-introduction of individual currencies in one or more EU member states. The effects on our business of a potential dissolution of the EU, the exit of one or more EU member states from the EU or the abandonment of the Euro as a currency, are impossible to predict with certainty, and any such events could harm our business, financial condition and results of operations.

The United Kingdom’s withdrawal from the European Union may have a negative effect on global economic conditions, financial markets and our business.

The United Kingdom (“UK”) left the EU on January 31, 2020, following which existing EU legislation continued to apply in the UK during a transition period under the terms of the EU-UK Withdrawal Agreement. The transition period, which ended on December 31, 2020, maintained access to the EU single market and to global trade deals negotiated by the EU on behalf of its members. The transition period provided time for the UK and EU to negotiate a framework for partnership for the future, which was then crystallized in the Trade and Cooperation Agreement (“Trade and Cooperation Agreement”) which became effective on January 1, 2021. The Trade and Cooperation Agreement includes specific provisions concerning pharmaceuticals, which include the mutual recognition of GMP inspections of manufacturing facilities for medicinal products and GMP documents issued, but does not foresee wholesale mutual recognition of UK and EU pharmaceutical regulations.

The long-term effects of Brexit on our business in the UK, the EU and worldwide will depend on the implementation and application of the Trade and Cooperation Agreement and any other relevant agreements between the UK and the EU. EU laws which have been transposed into UK law through secondary legislation continue to be applicable as “retained EU law”. However, under the Retained EU Law (Revocation and Reform) Bill 2022, which is currently before the UK parliament, any retained EU law not expressly preserved and “assimilated” into domestic law or extended by ministerial regulations (to no later than June 23, 2026) will automatically expire and be revoked by December 31, 2023. In addition, new EU legislation will not be applicable in Great Britain. The UK government has passed a new Medicines and Medical Devices Act 2021, which introduces delegated powers in favor of the Secretary of State or an ‘appropriate authority’ to amend or supplement existing regulations in the area of medicines and medical devices. This allows new rules to be introduced in the future by way of secondary legislation, which aims to allow flexibility in addressing regulatory gaps. There is a possibility that over time, national laws will be amended and that consequently the regulatory framework in Great Britain will diverge from that of the EU. As of January 1, 2021, the MHRA is the UK’s standalone medicines and medical devices regulator. As a result of the Northern Ireland protocol, different rules will apply in Northern Ireland than in England, Wales, and Scotland, together, Great Britain; broadly, Northern Ireland will continue to follow the EU regulatory regime, but its national competent authority will remain the MHRA.

Brexit has resulted in the relocation of the EMA from the UK to the Netherlands. This relocation has caused, and may continue to cause, disruption in the administrative and medical scientific links between the EMA and the MHRA, including delays in granting clinical trial authorisation or marketing authorisation, disruption of importation and export of active substance and other components of new drug formulations, and disruption of the supply chain for clinical trial product and final authorized formulations. The cumulative effects of the disruption to the regulatory framework may add considerably to the development lead time to marketing authorisation and commercialization of products in the EU and/or the UK.

These developments, or the perception that any related developments could occur, have had and may continue to have a material adverse effect on global economic conditions and financial markets, and may significantly reduce global market liquidity, restrict the ability of key market participants to operate in certain financial markets or restrict our access to capital. Any of these factors could have a material adverse effect on our business, financial condition and results of operations and reduce the price of our ADSs.

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

For example, we originally planned to conduct the Phase 3 foresiGHt trial utilizing sites in Belarus and Russia, but instead we engaged alternative sites for the study following the outbreak of conflict in Ukraine, which adversely affected patient enrollment. In addition, the manufacture of our products and product candidates is dependent upon third-party manufacturers that are based in other parts of the world, including the United States, Europe (including the UK and Switzerland), Japan and China. This manufacturing process requires that the components used in our products and product candidates are transported long distances, through multiple countries, which increases the risk that issues in the global supply chain or other disruptions to the international marketplace could harm our business.

The parent drug, drug substance, drug product and other components of our products and product candidates are currently acquired from certain single-source suppliers. The loss of these suppliers, or their failure to supply could materially and adversely affect our business.

Our growth hormone parent drug as well as our TransCon hGH drug substance are supplied by Fujifilm Diosynth Biotechnologies UK Limited (“Fujifilm”), pursuant to our agreement with Fujifilm. TransCon hGH drug product in vials is manufactured by Vetter Pharma Fertigung (“Vetter”), pursuant to our agreement with Vetter. TransCon hGH drug product in dual chamber cartridges is supplied by Vetter for use in our drug delivery device made by Philips Medisize A/S (formerly Medicom Innovation Partner A/S). The intermediates of our proprietary TransCon linkers are made by CARBOGEN AMCIS AG under an agreement with CARBOGEN AMCIS AG and accompanying purchase orders. For products that utilize soluble TransCon carriers, NOF Corporation (Japan) (“NOF”), supplies PEGs. Furthermore, NOF is responsible for coupling the TransCon linker used for TransCon hGH to methoxy PEG, under manufacturing agreements and accompanying purchase orders. Our PTH as well as our TransCon PTH drug substance is supplied by Bachem, Switzerland, pursuant to our agreement with Bachem. Vetter manufactures the TransCon PTH drug product in cartridges and assembles the cartridges with a drug delivery device made by Ypsomed AG. CNP drug substance is supplied by Wacker Biotech, Germany. Our TransCon CNP drug product in vials is manufactured by Vetter pursuant to our agreement with Vetter. With the exception of Lonza, who will be supplying TransCon hGH drug substance, we do not currently have any other suppliers for the drug substance, drug product or other components of our TransCon hGH, TransCon PTH and TransCon CNP, although we believe that there are alternate sources of supply that could satisfy our clinical and commercial requirements, we cannot provide assurance that identifying alternate sources and establishing relationships with such sources would not result in significant delays in the commercialization or development of our products and product candidates. Additionally, we may not be able to enter into supply arrangements with alternative suppliers on commercially reasonable terms or at all. A delay in the commercialization or development of our products or product candidates or having to enter into a new agreement with a different third-party on less favorable terms than we have with our current suppliers could have a material adverse impact upon on our business.

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

Our information technology systems, or those of our CROs or other contractors or consultants, may fail or suffer in the event of information technology system failures, cyberattacks or deficiencies in our cybersecurity, which could result in a material disruption of our product development programs and other critical business functions.

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

We and certain of our service providers may from time to time be subject to cyberattacks and security incidents. While we do not believe that we have experienced any significant system failure, accident or security breach to date, if such an event were to occur and cause interruptions in our and our critical third parties’ operations, it could result in a material disruption of our programs, our operations, and ultimately, our financial results. For example, the loss of clinical trial data from completed or ongoing clinical trials for our products or product candidates could result in delays in our regulatory approval efforts, and the loss of research data could result in delays of our research and development efforts and it would be expensive to recover or reproduce the data. To the extent that any disruption or security breach results in a loss of or damage to our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the further development of our products or product candidates could be delayed.

If a security breach or other incident were to result in the unauthorized access to or unauthorized use, disclosure, release or other processing of personal information, it may be necessary to notify individuals, governmental authorities, supervisory bodies, the media and other parties pursuant to applicable privacy and security laws. Any security compromise affecting us, our service providers, strategic partners, other contractors, consultants, or our industry, whether real or perceived, could harm our reputation, erode confidence in the effectiveness of our security measures and lead to regulatory scrutiny. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or systems, or inappropriate disclosure of confidential or proprietary or personal information, we could incur liability, including litigation exposure, penalties and fines, we could become the subject of regulatory action or investigation, our competitive position could be harmed and the further development and commercialization of our products and services could be delayed. If such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our business. Furthermore, federal, state and international laws and regulations can expose us to enforcement actions and investigations by regulatory authorities, and potentially result in regulatory penalties, fines and significant legal liability, if our information technology security efforts fail. Laws around cybersecurity are also developing, and changes in such laws may require additional compliance costs. For example, in the EU, more stringent rules around cybersecurity are being adopted, such as the NIS2 Directive, which requires in-scope entities to implement heightened cybersecurity measures and responses, including with respect to security incident handling and reporting obligations. If a security breach or other incident were to result in the unauthorized access to or unauthorized use, disclosure, release or other processing of personal information, it may be necessary to notify individuals, governmental authorities, supervisory bodies, the media and other parties pursuant to privacy and security laws. We maintain cyber liability insurance ; however, this insurance may not be sufficient to cover the financial, legal, business or reputational losses that may result from an interruption or breach of our systems.

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
•
travel restrictions and local outbreaks of COVID-19 could restrict authorities from performing site inspections in connection with their review procedures of marketing applications for TransCon products and product candidates, which could potentially delay the commercial launch in areas outside of the United States; and
•
our commercial launch strategy, including for TransCon hGH, could be negatively impacted by patients not being able to see their physicians, and similarly, our commercial team not being able to meet in-person with physicians and payors, which could both have a negative impact on the commercial launch strategy.

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

Unfavorable global and regional economic, political, health, climate and other conditions and events could adversely affect our business, financial condition or results of operations.

Our results of operations could be adversely affected by global or regional economic, political, health, climate and other conditions and events. A global financial crisis or global or regional political and economic instability, wars, terrorism, civil unrest, outbreaks of disease, such as COVID-19, and other unexpected events, such as natural disasters, internet security threats, and damage to global communication networks, could cause extreme volatility, disrupt our business and increase our costs and expenses. Business disruptions could include, among others, disruptions to clinical enrollment, clinical site availability, patient accessibility, conduct of our clinical trials and commercialization activities, as well as temporary closures of our facilities and the facilities of suppliers or manufacturers in our supply chain.

For example, trade policies and geopolitical disputes (including as a result of China-Taiwan geo-political instability) and other international conflicts can result in tariffs, sanctions and other measures that restrict international trade, and can materially adversely affect our business, particularly if these measures occur in regions where our third-party contract manufacturers operate. Countries may also adopt measures, such as controls on imports or exports of goods, technology or data, that could adversely impact the Company’s operations and supply chain. These geopolitical risks could also adversely affect VISEN's activities in China.

For example, the military conflict between Russia and Ukraine has increased the likelihood of supply interruptions and made it difficult to conduct business operations, including clinical trials, in the region and in nearby countries. We originally planned to conduct the Phase 3 foresiGHt trial utilizing sites in Belarus and Russia, but instead we engaged with alternative sites for the study following the outbreak of conflict in Ukraine, which adversely affected patient enrollment. Such developments could negatively impact such operations or require use to delay or suspend clinical trial activities, which may increase product development costs and harm our business. In addition, the COVID-19 outbreak, including developments involving subsequent COVID-19 variants, significantly affected the financial markets of many countries and resulted and may in the future result in a variety of regulatory orders, guidance and restrictions. Similarly, global climate change could result in certain types of natural disasters occurring more frequently or with more intense effects. Some of our corporate and operational functions, including certain of our oncology research facilities, are located in California, which has experienced severe earthquakes, droughts, fires and other natural disasters in the past. We do not have multiple-site capacity for all of our operations in the event of a business disruption. Furthermore, parties in our supply chain and our customers are similarly vulnerable to these global or regional economic, political, health, climate and other conditions and events. Global or regional economic, political, health, climate and other conditions and events could result in a variety of risks to our business, including our ability to raise capital when needed on acceptable terms, if at all. Any of the foregoing could harm our business and we cannot anticipate all of the ways in which such conditions and events could adversely impact our business.

Risks Related to Government Regulatory and Legal Requirements

The regulatory approval processes of the EMA, the FDA and comparable authorities are lengthy, time consuming, and inherently unpredictable. If we are ultimately unable to obtain regulatory approval for our product candidates, our business will be substantially harmed.

The research, testing, manufacturing, labeling, approval, selling, import, export, marketing and distribution of drug products are subject to extensive regulation by the FDA, EU legislative bodies and other regulatory authorities in the United States, the EU and other jurisdictions, which regulations differ from country to country. We are not permitted to market any drug product in the United States until we receive marketing approval from the FDA. Equally, we are not permitted to market any drug product in the EU until we receive a marketing authorisation from the EC or EU member state competent authorities.

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

In addition, FDA and foreign regulatory authorities may change their approval policies and new regulations may be enacted. For instance, the EU pharmaceutical legislation is currently undergoing a complete review process, in the context of the Pharmaceutical Strategy for Europe initiative, launched by the EC in November 2020. A proposal for revision of several legislative instruments related to medicinal products (potentially revising the duration of regulatory exclusivity, eligibility for expedited pathways, etc.) is currently expected to be adopted by the EC by Q1 2023. The proposed revisions, once they are agreed and adopted by the European Parliament and European Council (not expected before the end of 2024) may have a significant impact on the pharmaceutical industry in the long term.

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

We are developing a pen-injector device with Ypsomed to facilitate patient administration of TransCon PTH. We anticipate that, if successfully developed and approved, the pen-injector version of TransCon PTH would be regulated as a combination product by the FDA and other regulatory authorities. Combination products require coordination within the FDA and within comparable regulatory agencies for review of their drug and device components. For example, we expect the FDA’s review of the TransCon PTH NDA will include the participation of both the FDA’s Center for Drug Evaluation and Research and the FDA’s Center for Devices and Radiological Health. The EU regulates medical devices and medicinal products separately, through different legislative instruments, and the applicable requirements will vary depending on the type of drug-device combination product. For instance, drug-delivery products intended to administer a medicinal product where the medicinal product and the device form a single integral product are regulated as medicinal products in the EU. In such a case, the MAA must include – where available – the results of the assessment of the conformity of the device part with the EU Medical Devices Regulation contained in the manufacturer’s EU declaration of conformity of the device or the relevant certificate issued by a notified body. If the MAA does not include the results of the conformity assessment and where for the conformity assessment of the device, if used separately, the involvement of a notified body is required, the EMA or the EU member state competent authority must require the applicant to provide a notified body opinion on the conformity of the device. By contrast, in case of drug-delivery products intended to administer a medicinal product where the device and the medicinal product do not form a single integral product (but are, e.g., co-packaged), the medicinal product is regulated in accordance with the rules for medicinal products described above while the device part is regulated as a medical device and will have to comply with all the requirements set forth by the Medical Devices Regulation.

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

Even after a regulatory approval for a product candidate, we are subject to ongoing regulatory obligations and review, which may result in significant additional expenses. Additionally, our products and product candidates, if approved, could be subject to labeling and other restrictions and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our products.

The governmental regulation of the development of products, including SKYTROFA (lonapegsomatropin-tcgd) in the U.S., SKYTROFA (lonapegsomatropin) in the EU, and our other product candidates extend beyond clinical studies to approval required for their sale and monitoring of such products after sale. This regulation, approval and monitoring is the responsibility of numerous authorities in the United States, the EU and authorities in other territories. Following any regulatory approval of a product candidate, we, any collaboration partners and the manufacturers of our products will be subject to continuing regulatory obligations, including safety reporting requirements, regulatory oversight of product promotion and marketing, and cGMP or similar requirements. Furthermore, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion and recordkeeping for the product will be subject to extensive and ongoing regulatory requirements. These regulations cover all aspects of manufacturing, testing, quality control and recordkeeping of our products. If we or any collaboration partners or manufacturers fail to comply with applicable regulatory requirements, we may be subject to fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with cGMPs or similar requirements and GCPs for any clinical trials that we conduct post-approval. As such, we and our third-party contract manufacturers will be subject to continual review and periodic inspections to assess compliance with regulatory requirements. Accordingly, we and others with whom we work must continue to expend time, money, and effort in all areas of regulatory compliance, including manufacturing, production, and quality control. Regulatory authorities may also impose significant restrictions on a product’s indicated uses or marketing or impose ongoing requirements for potentially costly post-marketing studies. Furthermore, any new legislation addressing drug safety issues could result in delays or increased costs to assure compliance.

In addition, under the Federal Food, Drug, and Cosmetic Act, particular restrictions are placed on the distribution of human growth hormone products, including TransCon hGH. The distribution of product samples to physicians must also comply with the requirements of the Prescription Drug Marketing Act. Manufacturing facilities for our products remain subject to periodic inspection by regulatory authorities and must continue to adhere to International Conference on Harmonisation of Technical Requirements for Registration of Pharmaceuticals for Human Use and the FDA’s cGMP requirements. Application holders must obtain FDA approval for many product and manufacturing changes, depending on the nature of the change. Sales, marketing, and scientific/educational grant programs must comply with the U.S. Anti-Kickback Statute, the False Claims Act, as amended and similar state laws. Certain payments and other transfers of value to U.S. licensed physicians (as defined under statute) and teaching hospitals must be reported under the Physician Payments Sunshine Act. Pricing and rebate programs must comply with the Medicaid Drug Rebate Program requirements of the Omnibus Budget Reconciliation Act of 1990, as amended, and the Veterans Health Care Act of 1992, as amended. If products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. All of these activities are also potentially subject to U.S. consumer protection and unfair competition laws.

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

Within the EU, once a marketing authorisation is obtained, numerous post-approval requirements similar to the above ones also apply, and as in the United States, advertising and promotional activities for the product must be consistent with the approved summary of product characteristics and therefore off-label promotion of medicinal products is not permitted. Furthermore, the advertising and promotion of medicinal products is also subject to laws concerning promotion of medicinal products, interactions with physicians, misleading and comparative advertising and unfair commercial practices. Direct-to-consumer advertising of prescription medicines is also prohibited in the EU. The requirements are regulated by both EU regulations as well as national applicable regulations.

The regulatory requirements relating to the manufacturing, testing, marketing and sale of pharmaceutical products are subject to periodic change. This may impact our development plans. Changes in the regulations governing us could increase costs and adversely affect our business.

Furthermore, companies developing pharmaceutical products are facing increased demands to publish clinical trial results. Any such publication by us may, in addition to the additional cost of the publication, may lead to investors misinterpreting the published data due to its technical and scientific nature, which, in turn, may adversely affect our business, results of operations and prospects and the value of our shares or ADSs.

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

Separately, in response to the COVID-19 pandemic, the FDA postponed most inspections at domestic and foreign manufacturing facilities from March 2020 until July 2021. Even though the FDA has since resumed standard inspection operations of domestic facilities where feasible, the FDA has continued to monitor and implement changes to its inspectional activities to ensure the safety of its employees and those of the firms it regulates as it adapts to the evolving COVID-19 pandemic, and any resurgence of the virus may lead to further inspectional delays. Regulatory authorities outside the United States have adopted similar restrictions or other policy measures in response to the COVID-19 pandemic. If a prolonged government shutdown occurs, or if global health concerns continue to hinder or prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews, or other regulatory activities, it could significantly impact the ability of the FDA or other regulatory authorities to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

Third-party payor coverage and reimbursement status of newly-approved products is uncertain. Failure to obtain or maintain adequate coverage and reimbursement for our product candidates could limit our ability to market those products and decrease our ability to generate revenue.

The availability and adequacy of coverage and reimbursement by governmental healthcare programs such as Medicare and Medicaid, private health insurers and other third-party payors in the United States are essential for most patients to be able to afford treatments such as our products or product candidates, if approved. Our ability to achieve acceptable levels of coverage and reimbursement for drug treatments by governmental authorities, private health insurers and other organizations will have an effect on our ability to successfully commercialize our products, and potentially attract additional collaboration partners to invest in the development of our product candidates. We cannot be sure that adequate coverage and reimbursement in the United States, the EU or elsewhere will be available for our products or any products that we may develop, and any reimbursement that may become available may be decreased or eliminated in the future. Third-party payors increasingly are challenging prices charged for pharmaceutical products, medical devices and services, and many third-party payors may refuse to provide coverage and reimbursement for particular drugs when an equivalent generic drug is available. It is possible that a third-party payor may consider our products or product candidates, if approved, and the generic or biosimilar parent drug as substitutable and only offer to reimburse patients for the generic drug. Even if we show improved efficacy or improved convenience of administration with our products or product candidates, if approved, pricing of the existing parent drug may limit the amount we will be able to charge for such product. If reimbursement is not available or is available only at limited levels, we may not be able to successfully commercialize our products or product candidates, and may not be able to obtain a satisfactory financial return on products that we may develop.

There is significant uncertainty related to the insurance coverage and reimbursement of newly approved products. In the United States, third-party payors, including private and governmental payors, such as the Medicare and Medicaid programs, play an important role in determining the extent to which new drugs, biologics and medical devices will be covered. The Medicare and Medicaid programs increasingly are used as models for how private payors and other governmental payors develop their coverage and reimbursement policies for drugs, biologics and medical devices. It is difficult to predict at this time what third-party payors will decide with respect to the coverage and reimbursement for our products or product candidates.

Outside the United States, international operations are generally subject to extensive governmental price controls and other market regulations, and we believe the increasing emphasis on cost-containment initiatives in Europe, Canada, and other countries has and will continue to put pressure on the pricing and usage of our products and product candidates, if approved, and on related parent drugs. In many countries, the prices of medical products are subject to varying price control mechanisms as part of national health systems. Many countries, including the EU member states, established complex and lengthy procedures to obtain price approvals, coverage and reimbursement. These procedures vary from country to country but are commonly initiated after grant of the related marketing authorisation. More particularly, in the EU, potential reductions in prices and changes in reimbursement levels could be the result of different factors, including reference pricing systems. It could also result from the application of external reference pricing mechanisms, which consist of arbitrage between low-priced and high-priced countries. Reductions in the pricing of our medicinal products in one EU member state could affect the price in other EU member states and, thus, have a negative impact on our financial results. Other countries allow companies to fix their own prices for medical products, but monitor and control company profits. Additional foreign price controls or other changes in pricing regulation could restrict the amount that we are able to charge for our products or product candidates. Accordingly, in markets outside the United States, the reimbursement for our products may be reduced compared with the United States and may be insufficient to generate commercially reasonable revenue and profits. As an example, many EU member states review periodically their decisions concerning the pricing and reimbursement of medicinal products. The outcome of these reviews cannot be predicted and could have adverse effects on the pricing and reimbursement of our medicinal products in the EU member states.

Moreover, increasing efforts by governmental and third-party payors in the United States and abroad to cap or reduce healthcare costs may cause such organizations to limit both coverage and the level of reimbursement for new products approved and, as a result, they may not cover or provide adequate payment for our products or product candidates. We expect to experience pricing pressures in connection with the sale of our products and product candidates due to the trend toward managed healthcare, the increasing influence of health maintenance organizations, and additional legislative changes. The downward pressure on healthcare costs in general, particularly prescription drugs, medical devices and surgical procedures and other treatments, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products.

We and contract manufacturers are subject to significant regulation with respect to manufacturing our products and product candidates. The manufacturing facilities on which we rely may not continue to meet regulatory requirements or may not be able to meet supply demands.

We depend on third-parties to manufacture products employing our TransCon technologies. Components of a finished therapeutic product approved for commercial sale or used in late-stage clinical studies must be manufactured in accordance with cGMP or similar requirements outside the United States. These regulations govern manufacturing processes and procedures (including record keeping) and the implementation and operation of quality systems to control and assure the quality of investigational products and products approved for sale. All entities involved in the preparation of our products and product candidates for clinical studies or commercial sale, including our existing contract manufacturers for our products and product candidates, are subject to extensive regulation. Manufacturing facilities are subject to pre-approval and ongoing periodic inspection by the FDA and other corresponding governmental authorities, including unannounced inspections, and must be licensed before they can be used in commercial manufacturing of products employing our TransCon technologies. After regulatory approvals or licensure are obtained, the subsequent discovery of previously unknown manufacturing, quality control or regulatory documentation problems or failure to maintain compliance with the regulatory requirements may result in restrictions on the marketing of a product, revocation of the license, withdrawal of the product from the market, seizures, injunctions, or criminal sanctions. Poor control of production processes can lead to the introduction of contaminants or to inadvertent changes in the properties or stability of our product candidates that may not be detectable in final product testing. We or our contract manufacturers must supply all necessary documentation in support of an NDA, BLA, MAA or comparable regulatory filing on a timely basis and must adhere to cGMP or similar regulations enforced by the FDA and other regulatory authorities through their facilities inspection programs. Some of our contract manufacturers have never produced a commercially approved pharmaceutical product and therefore have not obtained the requisite regulatory authority approvals to do so. Although we oversee the contract manufacturers, we cannot control the manufacturing process of, and are completely dependent on, our contract manufacturing partners for compliance with the regulatory requirements. If these facilities do not pass a pre-approval plant inspection, regulatory approval of the products may not be granted or may be substantially delayed until any violations are corrected to the satisfaction of the regulatory authority, if ever. In addition, we have no control over the ability of our contract manufacturers to maintain adequate quality control, quality assurance and qualified personnel.

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

Additionally, if supply from one approved manufacturer is interrupted, an alternative manufacturer would need to be qualified through submission and subsequent approval of a supplemental NDA or BLA, a marketing authorization variation application or equivalent foreign regulatory filing, which could result in further delay. The regulatory authorities may also require additional studies if a new manufacturer is relied upon for commercial production. Switching manufacturers may involve substantial costs and is likely to result in a delay in our desired clinical and commercial timelines. Furthermore, interruption or delay in supplies from one contract manufacturer may cause delays further down the supply chain, as certain contract manufacturers may rely on delivery of materials from other contract manufacturers.

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

Our ability to effectively monitor and respond to the rapid and ongoing developments and expectations relating to environmental, social and governance matters, including related social expectations and concerns, may impose unexpected costs on us or result in reputational or other harm to us that could have a material adverse effect on our business, financial condition and results of operations.

There is an increasing focus and rapid and ongoing developments and changing expectations from certain investors, customers, consumers, employees and other stakeholders concerning environmental, social and corporate governance (“ESG”) matters. Additionally, public interest and legislative pressure related to public companies’ ESG practices continue to grow, which may result in increased regulatory, social or other scrutiny on us.

A variety of organizations measure the performance of companies on ESG topics, and the results of these assessments are widely publicized. In addition, investment in funds that specialize in companies that perform well in such assessments are increasingly popular, and major institutional investors have publicly emphasized the importance of such ESG measures to their investment decisions. Topics taken into account in such assessments include, among others, the company’s efforts and impacts on climate change and human rights, ethics and compliance with law, and the role of the company’s board of directors in supervising various sustainability issues.

We may be required to make investments in matters related to ESG, which could be significant. Our failure or perceived failure to meet the standards set by various constituencies could damage our reputation and our relationships with investors, governments, customers, employees, third parties and the communities in which we operate and expose us to increased regulatory risk, put us at a commercial disadvantage relative to our peers and materially adversely affect our business, financial condition, results of operations, ability to participate in debt and equity markets and the value of our shares or ADSs.

If we fail to comply or are found to have failed to comply with EU, FDA and other local regulations related to the promotion of our products for unapproved uses, we could be subject to criminal penalties, substantial fines or other sanctions and damage awards.

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

We are exposed to the risk that our employees, independent contractors, principal investigators, CROs, consultants, vendors and collaboration partners may engage in fraudulent conduct or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or unauthorized activities that violate: (1) FDA or similar foreign regulations, including those laws that require the reporting of true, complete and accurate information to the FDA or foreign regulatory authorities; (2) manufacturing standards; (3) U.S. federal and state fraud and abuse and other healthcare laws and regulations including foreign requirements; or (4) laws that require the reporting of true and accurate financial information and data. Specifically, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. These activities also include the improper use of information obtained in the course of clinical trials or falsification of clinical trial data, which could result in regulatory sanctions and serious harm to our reputation. It is not always possible to identify and deter misconduct by employees and other third-parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. Additionally, we are subject to the risk that a person or government could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant civil, criminal and administrative penalties, damages, monetary fines, possible exclusion from participation in Medicare, Medicaid and other U.S. federal or non U.S. healthcare programs, imprisonment, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

We are subject to global anti-corruption laws, including but not limited to the U.S. Foreign Corrupt Practices Act, and non-compliance with such laws can subject us to criminal or civil liability and harm our business, financial condition and results of operations.

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

There is no certainty that all of our employees, agents, contractors, or collaborators, or those of our affiliates, will comply with all applicable laws and regulations, particularly given the high level of complexity of these requirements. We have adopted a code of conduct, but it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may be ineffective in controlling unknown or unmanaged risks or losses or in protecting us from allegations, governmental investigations or other actions or lawsuits stemming from a failure to comply with these requirements. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including civil or criminal fines and penalties, disgorgement of profits, injunctions and debarment from government contracts, as well as related stockholder lawsuits and other remedial measures, all of which could adversely affect our reputation, business, financial condition and results of operations. Investigations of alleged violations can also be disruptive and cause us to incur significant legal and investigatory fees.

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

Regulations related to “conflict minerals” may cause us to incur additional expenses and could limit the supply and increase the cost of certain metals used in manufacturing our products.

In August 2012, the SEC adopted a rule requiring disclosures of specified minerals, known as conflict minerals, that are necessary to the functionality or production of products manufactured or contracted to be manufactured by U.S.-listed companies. The conflict minerals rule requires companies annually to diligence, disclose and report whether or not such minerals originate from the Democratic Republic of Congo and/or adjoining countries of Angola, Burundi, Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda, and Zambia. The rule could affect sourcing at competitive prices and availability in sufficient quantities of certain minerals, including gold and tin, which are necessary to the functionality of our products, including our TransCon hGH auto-injector. The number of suppliers who provide conflict-free minerals may be limited. In addition, there may be material costs associated with complying with the disclosure requirements, such as costs related to determining the source of certain minerals used in our products, as well as costs of possible changes to products, processes, or sources of supply as a consequence of such verification activities. Due to the depth and complexity of the supply chain, we may not be able to sufficiently verify the origins of the relevant minerals used in our products through the due diligence procedures that we implement or the information that we receive from our suppliers may be inaccurate or inadequate, which may harm our reputation or subject us to SEC enforcement risks. In addition, we may encounter challenges to satisfy those customers who require that all of the components of our products be certified as conflict-free, which could place us at a competitive disadvantage if we are unable to do so.

Failure to obtain regulatory approvals in non-U.S. jurisdictions would prevent us from marketing our products outside of the United States.

In order to market our products outside of the United States, we, or any potential partner, must obtain separate regulatory approvals and comply with numerous and varying regulatory requirements of other countries regarding safety and efficacy and governing, among other things, clinical trials and commercial sales, pricing and distribution of our products. The time required to obtain approval in other countries might differ from and be longer than that required to obtain FDA approval. The regulatory approval process in other countries may include all of the risks detailed in these “Risk Factors”, as well as other risks.

In the EU, medicinal products can only be commercialized after obtaining a marketing authorisation. For additional information, see “Item 4 B. Information on the Company – Business Overview – Foreign Regulation.”

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
•
U.S. federal civil monetary penalties laws, which impose civil fines for, among other things, the offering or transfer of remuneration to a Medicare or state healthcare program beneficiary if the person knows, or should know, it is likely to influence the beneficiary’s selection of a particular provider, practitioner, or supplier of services reimbursable by Medicare or a state healthcare program, unless an exception applies;
•
the U.S. federal Physician Payments Sunshine Act, which requires certain manufacturers of drugs, devices, biologics, and medical supplies to report annually to the Centers for Medicare & Medicaid Services information related to payments and other transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain non-physician practitioners (physician assistants, nurse practitioners, clinical nurse specialists, certified nurse anesthetists, anesthesiologist assistants and certified nurse midwives) and teaching hospitals, and ownership and investment interests held by physicians (as defined under statute) and their immediate family members;
•
U.S. federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers;

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

Actual or perceived failures to comply with applicable data protection, privacy and security laws, regulations, standards and other requirements could adversely affect our business, results of operations, and financial condition.

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

As our operations and business grow, we may become subject to or affected by new or additional data protection laws and regulations and face increased scrutiny or attention from regulatory authorities. In the U.S., HIPAA imposes, among other things, certain standards relating to the privacy, security, transmission and breach reporting of individually identifiable health information. Certain states have also adopted comparable privacy and security laws and regulations, some of which may be more stringent than HIPAA. Such laws and regulations will be subject to interpretation by various courts and other governmental authorities, thus creating potentially complex compliance issues for us and our future customers and strategic partners. In addition, California enacted the California Consumer Privacy Act (“CCPA”), which went into effect on January 1, 2020. The CCPA creates individual privacy rights for California consumers and increases the privacy and security obligations of entities handling certain personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. Further, the California Privacy Rights Act (the “CPRA”) recently passed in California. The CPRA will impose additional data protection obligations on covered businesses, including additional consumer rights processes, limitations on data uses, new audit requirements for higher risk data, and opt outs for certain uses of sensitive data. It will also create a new California data protection agency authorized to issue substantive regulations and could result in increased privacy and information security enforcement. The majority of the provisions went into effect on January 1, 2023, and additional compliance investment and potential business process changes may be required. Similar laws have passed in Virginia, Connecticut, Utah and Colorado, and have been proposed in other states and at the federal level, reflecting a trend toward more stringent privacy legislation in the United States. The enactment of such laws could have potentially conflicting requirements that would make compliance challenging. In the event that we are subject to or affected by HIPAA, the CCPA, the CPRA or other domestic privacy and data protection laws, any liability from failure to comply with the requirements of these laws could adversely affect our financial condition.

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

In Europe, the General Data Protection Regulation (the “GDPR”) imposes strict requirements for processing the personal data of individuals within the EEA, including clinical trial data. For example, the GDPR requires us to make detailed disclosures to data subjects, requires disclosure of the legal basis on which we can process personal data, makes it harder for us to obtain valid consent for processing and in other cases prevents the use of consent as legal basis for processing of personal data, requires the appointment of data protection officers when sensitive personal data, such as health data, is processed on a large scale, provides robust rights for data subjects, imposes mandatory data breach notification through the EU and EEA, imposes additional obligations on us when contracting with service providers and requires us to adopt appropriate privacy governance including policies, procedures, training and data audit. If we do not comply with our obligations under the GDPR, we could be exposed to fines of up to the greater of €20 million or up to 4% of our total global annual revenue in the event of a significant breach. In addition, we may be the subject of litigation and/or adverse publicity, which could adversely affect our business, results of operations and financial condition. The law in this area is also developing rapidly. For example, in July 2020, the Court of Justice of the EU (“CJEU”) invalidated the Privacy Shield, limiting how organizations could lawfully transfer personal data from the EEA to the U.S. and imposing further restrictions on the use of standard contractual clauses (“SCCs”). In March 2022, the U.S. and EU announced a new regulatory regime intended to replace the invalidated regulations; however, this new EU-U.S. Data Privacy Framework has not been implemented beyond an executive order signed by President Biden on October 7, 2022 on Enhancing Safeguards for United States Signals Intelligence Activities. The EC also issued revised SCCs on June 4, 2021 to account for the decision of the CJEU and recommendations made by the European Data Protection Board. The revised SCCs must be used for relevant new data transfers from September 27, 2021; existing SCC arrangements must be migrated to the revised clauses by December 27, 2022. The new SCCs apply only to the transfer of personal data outside of the EEA and not the UK. The UK’s Information Commissioner’s Office has published new data transfer standard contracts for transfers from the UK under the United Kingdom GDPR (“UK GDPR”). This new documentation will be mandatory for relevant data transfers from September 21, 2022; existing standard contractual clauses arrangements must be migrated to the new documentation by March 21, 2024. There is some uncertainty around whether the revised clauses can be used for all types of data transfers, particularly whether they can be relied on for data transfers to non-EEA entities subject to the GDPR. As supervisory authorities issue further guidance on personal data export mechanisms, including circumstances where the SCCs cannot be used, and/or start taking enforcement action, we could suffer additional costs, complaints and/or regulatory investigations or fines, and/or if we are otherwise unable to transfer personal data between and among countries and regions in which we operate, it could affect the manner in which we provide our services, the geographical location or segregation of our relevant systems and operations, and could adversely affect our financial results.

Relatedly, from January 1, 2021, companies have had to comply with both the GDPR and the UK GDPR, the latter regime having the ability to separately fine up to the greater of £17.5 million or 4% of global turnover. The relationship between the UK and the EU in relation to certain aspects of data protection law remains unclear, for example around how data can lawfully be transferred between each jurisdiction, which exposes us to further compliance risk. The EC has adopted an adequacy decision in favor of the UK, enabling data transfers from EU member states to the UK without additional safeguards. However, the UK adequacy decision will automatically expire in June 2025 unless the EC re-assesses and renews or extends that decision. In September 2021, the UK government launched a consultation on its proposals for wide-ranging reform of the UK’s data protection laws following Brexit and the response to this consultation was published in June 2022. There is a risk that any material changes which are made to the UK data protection regime could result in the EC reviewing the UK adequacy decision, and the UK losing its adequacy decision if the EC deems the UK to no longer provide adequate protection for personal data. As we continue to expand into other foreign countries and jurisdictions, we may be subject to additional laws and regulations that may affect how we conduct business.

In addition, the Council of the European Union adopted the NIS2 Directive on November 28, 2022, which replaced and repealed the existing EU Directive on the Security of Network and Information Systems. The NIS2 Directive establishes cybersecurity risk management measures and reporting requirements for highly critical sectors, including for manufacturers of medical devices. This includes requirements to implement appropriate technical and operational measures to manage security risks, including measures with respect to business continuity, incident handling, encryption, and data access control. Important entities and essential entities will also be required to report cybersecurity incidents within specified timeframes. The NIS2 Directive was published in the Official Journal of the European Union on December 27, 2022, and will become effective on the twentieth day following its publication, with EU member states having 21 months from such effective date to then incorporate the NIS2 Directive into their national law. The NIS2 Directive requires EU members states to impose administrative fines for breaches of the NIS2 Directive of up to €7 million or 1.4% of the total worldwide turnover of the entity for the preceding financial year, whichever is greater for certain “important entities”. Other entities, considered “essential entities” may be subject to administrative fines for breaches of the NIS2 Directive of up to €10 million or 2% of the total worldwide turnover of the entity for the preceding financial year, whichever is greater.

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

In addition, the trend toward managed healthcare in the United States and the changes in health insurance programs, as well as legislative proposals to reform healthcare or reduce government insurance programs, may result in lower prices for pharmaceutical products, including any products that may be offered by us. In addition, any future regulatory change regarding the healthcare industry or third-party coverage and reimbursement may affect demand for any products that we may develop and could harm our sales and profitability. For example, in the United States, the ACA was enacted in 2010 with a goal of reducing the cost of healthcare and substantially changing the way healthcare is financed by both government and private insurers. The ACA, among other things, increased the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extended the rebate program to individuals enrolled in Medicaid managed care organizations, addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected, established annual fees and taxes on manufacturers of certain branded prescription drugs and medical devices, and created a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts, which, through subsequent legislative amendments, was increased to 70%, starting in 2019, off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D.

Since its enactment, there have been judicial, executive and Congressional challenges to certain provisions of the ACA. For example, on June 17, 2021, the U.S. Supreme Court dismissed a challenge on procedural grounds that argued the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress. Thus, the ACA will remain in effect in its current form. Further, prior to the U.S. Supreme Court ruling, President Biden issued an executive order that initiated a special enrollment period for purposes of obtaining health insurance coverage through the ACA marketplace from February 15, 2021 through August 15, 2021. The executive order instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. It is unclear how other healthcare reform measures will impact our business.

In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted, including reductions in Medicare payments to providers, which went into effect on April 1, 2013 and will stay in effect through 2032, with the exception of a temporary suspension from May 1, 2020 through March 31, 2022, unless additional Congressional action is taken. Further, the American Taxpayer Relief Act of 2012 reduced Medicare payments to several types of providers, including hospitals, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. Further, in March 2021, the American Rescue Plan Act of 2021 was signed into law, which, among other things, eliminated the statutory cap on drug manufacturers’ Medicaid Drug Rebate Program rebate liability effective January 1, 2024. Under current law enacted as part of the ACA, drug manufacturers’ Medicaid Drug Rebate Program rebate liability is capped at 100% of the average manufacturer price for a covered outpatient drug. These new laws may result in additional reductions in Medicare and other healthcare funding and otherwise affect the prices we may obtain for our products.

Recently, there has also been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed bills designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for pharmaceutical products. Most recently, in August 2022, the Inflation Reduction Act of 2022 (the “IRA”) was signed into law. Among other things, the IRA requires manufacturers of certain drugs to engage in price negotiations with Medicare (beginning in 2026), with prices that can be negotiated subject to a cap; imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation (first due in 2023); and replaces the Part D coverage gap discount program with a new discounting program (beginning in 2025). The IRA permits the Secretary of the Department of Health and Human Services to implement many of these provisions through guidance, as opposed to regulation, for the initial years. For that and other reasons, it is currently unclear how the IRA will be effectuated, and the impact of the IRA on our business and the pharmaceutical industry cannot yet be fully determined. Individual states in the United States have also become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical product pricing, including through constraints on reimbursement, imposition of mandatory discounts, discounts, restrictions on access to certain products, transparency measures, and programs for importation from other countries or bulk purchasing.

We expect that additional U.S. local and national healthcare reform measures will be adopted within and outside the United States in the future, any of which could limit the amounts that governments will pay for healthcare products and services, which could result in reduced demand for our products or product candidates or additional pricing pressures. The continuing efforts of the U.S. government, insurance companies, managed care organizations and other payors of healthcare services to contain or reduce costs of healthcare may adversely affect the demand for any drug products for which we may obtain regulatory approval, including TransCon hGH, our ability to set a price that we believe is fair for our products, our ability to obtain coverage and reimbursement approval for a product, our ability to generate revenues and achieve or maintain profitability, and the level of taxes that we are required to pay.

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

In December 2021, Regulation No 2021/2282 on Health Technology Assessment (“HTA”) amending Directive 2011/24/EU, was adopted. This regulation, which entered into force in January 2022 and will become applicable from January 12, 2025 onwards, intends to boost cooperation among EU member states in assessing health technologies, including new medicinal products, and providing the basis for cooperation at the EU level for joint clinical assessments in these areas. The regulation foresees a three-year transitional period and will permit EU member states to use common HTA tools, methodologies, and procedures across the EU, working together in four main areas, including joint clinical assessment of the innovative health technologies with the most potential impact for patients, joint scientific consultations whereby developers can seek advice from HTA authorities, identification of emerging health technologies to identify promising technologies early, and continuing voluntary cooperation in other areas. Individual EU member states will continue to be responsible for assessing non-clinical (e.g., economic, social, ethical) aspects of health technology, and making decisions on pricing and reimbursement.

Risks Related to Our Intellectual Property

If our intellectual property related to our products and product candidates is not adequate, we may not be able to compete effectively in our market.

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

As of December 31, 2022, 42 patents have been issued to us in the United States, 19 of which are directed to our TransCon technologies, seven of which are directed to TransCon hGH and seven of which are directed to TransCon CNP. In addition, as of December 31, 2022, we have over 238 issued patents in jurisdictions outside of the United States, at least 102 of which are directed to our TransCon technologies, and 85 of which are directed to TransCon hGH and/or our other product candidates. For additional information, see “Item 4 B. Information on the Company – Business Overview – Intellectual Property.” We are not aware of any challenge to our issued patents, in the United States, Europe or in any other jurisdiction.

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

It is expected that in 2023 European patent applications will have the option, upon grant of a patent, of becoming a Unitary Patent which will be subject to the jurisdiction of the Unified Patent Court (“UPC”). In addition, conventional European patents, both already granted at the time the new system starts and granted thereafter, will be subject to the jurisdiction of the UPC, unless actively opted out. This will be a significant change in European patent practice and deciding whether to opt-in or opt-out of Unitary Patent practice will entail strategic and cost considerations. As the UPC is a new court system, there is no precedent for the court, increasing the uncertainty of any litigation before the UPC. Moreover, the decision whether to opt-in or opt-out of Unitary Patent status will require coordinating with co-applicants, if any, adding complexity to any such decision.

The strength of patents in the biotechnology and pharmaceutical field involves complex legal and scientific questions and can be highly uncertain. The patent applications that we own or license may fail to result in issued patents in the United States or in other countries. Even if patents do issue on such patent applications, third-parties may challenge the validity, enforceability or scope thereof, which may result in such patents being narrowed, invalidated or held unenforceable. For example, U.S. patents can be challenged by any person before the USPTO Patent Trial and Appeals Board at any time within the one-year period following that person’s receipt of an allegation of infringement of the patents. Patents granted by the European Patent Office may be similarly opposed by any person within nine months from the publication of the grant. Similar proceedings are available in other jurisdictions, and in the United States, Europe and other jurisdictions third-parties can raise questions of validity with a patent office even before a patent has been granted. Furthermore, even if they are unchallenged, our patents and patent applications may not adequately protect our intellectual property or prevent others from designing around our claims. For example, a third-party may develop a competitive product that provides therapeutic benefits similar to one or more of our products or product candidates but that has a different composition that falls outside the scope of our patent protection. If the breadth or strength of protection provided by the patents and patent applications we hold or pursue with respect to our products or product candidates is successfully challenged, then our ability to commercialize our products or product candidates could be negatively affected, and we may face unexpected competition that could harm our business. Further, patents have a limited lifespan and patent terms may be inadequate to protect our competitive position on our product candidates for an adequate amount of time. In the United States, if all maintenance fees are paid timely, the natural expiration of a patent is generally 20 years after its first effective filing date excluding U.S. provisional patent applications. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such product candidates are commercialized. Although various extensions may be available, the life of a patent, and the protection it affords, is limited. If we encounter delays in our clinical trials, the period of time during which we could market our products or product candidates under patent protection would be reduced. If we do not have sufficient patent life to protect our products, our business and results of operations will be adversely affected.

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

If we or our current licensors or licensees, or any future licensors or licensees, fail to prosecute, maintain and enforce patent protection for our products or product candidates, our ability to develop and commercialize our products or product candidates could be harmed and we might not be able to prevent competitors from making, using and selling competing products. This failure to properly protect the intellectual property rights relating to our products or product candidates could harm our business, financial condition and operating results. Moreover, our competitors may independently develop equivalent knowledge, methods and know-how.

Even where laws provide protection, costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and the outcome of such litigation would be uncertain. If we were to initiate legal proceedings against a third-party to enforce a patent covering one of our products or product candidates, the defendant could counterclaim that our patent is invalid and/or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness or non-enablement. Patents may be unenforceable if someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. The outcomes of proceedings involving assertions of invalidity and unenforceability are unpredictable. It is possible that prior art of which we and the patent examiner were unaware during prosecution exists, which would render our patents invalid. Moreover, it is also possible that prior art may exist that we are aware of, but that we do not believe are relevant to our current or future patents, that could nevertheless be determined to render our patents invalid. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability of our patents covering our products or product candidates, we would lose at least part, and perhaps all, of the patent protection on such product or product candidate. Such a loss of patent protection would harm our business. Moreover, our competitors could counterclaim in any suit to enforce our patents that we infringe their intellectual property. Furthermore, some of our competitors have substantially greater intellectual property portfolios, and resources, than we do.

We license intellectual property rights from third-parties. Such licenses may be subject to early termination if we fail to comply with our obligations in our licenses with third-parties, which could result in the loss of rights or technology that are material to our business.

We are or may become a party to licenses that give us rights to third-party intellectual property or technology that is necessary or useful for our business, and we may enter into additional licenses in the future. Under these license agreements, we are or may become obligated to pay the licensor fees, which may include annual license fees, milestone payments, royalties, a percentage of revenues associated with the licensed technology and a percentage of sublicensing revenue. These fees may be significant, which could make it difficult for us to achieve or maintain profitability. In addition, under certain of such agreements, we are or may become required to diligently pursue the development of products using the licensed technology. If we fail to comply with these obligations, including due to the impact of the COVID-19 pandemic on our business operations or our use of the intellectual property licensed to us in an unauthorized manner, and fail to cure our breach within a specified period of time, the licensor may have the right to terminate the applicable license, in which event we could lose valuable rights and technology that are material to our business, harming our ability to develop, manufacture and/or commercialize our platform, products or product candidates.

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

In addition to patents, we rely on trade secrets and proprietary know-how. We seek protection, in part, through confidentiality and proprietary information clauses in agreements with our collaboration partners, employees, consultants, outside scientific collaboration partners and sponsored researchers and other advisors. Although we generally require all of our employees, consultants, advisors and any third-parties who have access to our proprietary know-how, information or technology to assign or grant similar rights to their inventions to us, and endeavor to execute confidentiality agreements with all such parties, we cannot be certain that we have executed such agreements with all parties who may have contributed to our intellectual property or who had access to our proprietary information, nor can we be certain that our agreements with such parties will not be breached. These agreements may not effectively prevent disclosure of confidential and proprietary information and may not provide an adequate remedy in the event of unauthorized use or disclosure of confidential and proprietary information. We cannot guarantee that our trade secrets and other confidential proprietary information will not be publicly disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position. Furthermore, the laws of some foreign countries do not protect proprietary rights to the same extent or in the same manner as the laws of the United States. We may need to share our proprietary information, including trade secrets, with our current and future business partners, collaborators, contractors and others located in countries at heightened risk of theft of trade secrets, including through direct intrusion by private parties or foreign actors, and those affiliated with or controlled by state actors. As a result, we may encounter significant problems in protecting and defending our intellectual property both in the United States and abroad. The failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

If we are sued for allegedly infringing intellectual property rights of third parties, it will be costly and time consuming, and an unfavorable outcome in such litigation could harm our business.

Our commercial success depends significantly on our ability to operate without infringing, violating or misappropriating the patents and other proprietary rights of third-parties. Our own technologies may infringe, violate or misappropriate the patents or other proprietary rights of third-parties, or we may be subject to third-party claims of such infringement. Numerous U.S. and foreign issued patents and pending patent applications owned by third-parties exist in the fields in which we are developing our products and product candidates. For example, we are aware of several issued patents related to auto-injection devices that may be relevant to our auto-injection device developed with Phillips-Medisize A/S (formerly Medicom Innovation Partner A/S); however, we believe that these (i) are invalid, and/or (ii) do not and will not cover our product or device. Additionally, we are aware of patents owned by a competitor that are related to CNP variants. Although we believe that these patents are not infringed by us and/or are invalid, we could be wrong in our assessment. We cannot be certain that our products and product candidates will not infringe these or other existing or future patents. The scope of a patent claim is determined by an interpretation of the law, the written disclosure in a patent and the patent’s prosecution history. Our interpretation of the relevance or the scope of a patent or a pending application may be incorrect, which may negatively impact our ability to market our products. Additionally, because patent applications can take many years to issue and may be confidential for 18 months or more after filing, and because pending patent claims can be revised before issuance, there may be applications now pending which may later result in issued patents that may be infringed by the manufacture, use or sale of our products or product candidates or our TransCon technologies. We may not be aware of patents that have already issued that a third-party might assert are infringed by our products or product candidates. It is also possible that patents of which we are aware, but which we do not believe are relevant to our products or product candidates, could nevertheless be found to be infringed by our products or product candidates. Moreover, we may face patent infringement claims from non-practicing entities that have no relevant product revenue and against whom our own patent portfolio may thus have no deterrent effect.

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

Intellectual property litigation involves many risks and uncertainties, and there is no assurance that we will prevail in any lawsuit brought against us. Third-parties making claims against us for infringement, violation or misappropriation of their intellectual property rights may seek and obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize our products and product candidates. Further, if a patent infringement suit were brought against us, we could be forced to stop or delay research, development, manufacturing or sales of the product or product candidate that is the subject of the suit. Defense of these claims, regardless of their merit, would cause us to incur substantial expenses and, would be a substantial diversion of resources from our business. In the event of a successful claim of any such infringement, violation or misappropriation, we may need to obtain licenses from such third-parties and we may be prevented from pursuing product development or commercialization and/or may be required to pay damages. We cannot be certain that any licenses required under such patents or proprietary rights would be made available to us, or that any offer to license would be made available to us on commercially reasonable terms. If we cannot obtain such licenses, we may be restricted or prevented from manufacturing and selling products employing our technologies. These adverse results, if they occur, could adversely affect our business, results of operations and prospects, and the value of our shares or ADSs.

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

Competitors may infringe our intellectual property. As a result, we may be required to file infringement claims to stop third-party infringement or unauthorized use. This can be expensive, particularly for a company of our size, and time-consuming. We may not have sufficient financial or other resources to adequately conduct such litigation or proceedings and some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace. In addition, in an infringement proceeding, a court may decide that a patent of ours is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patent claims do not cover its technology or that the factors necessary to grant an injunction against an infringer are not satisfied. An adverse determination of any litigation or other proceedings could put one or more of our patents at risk of being invalidated, interpreted narrowly, or amended such that they do not cover our product candidates. Moreover, such adverse determinations could put our patent applications at risk of not issuing, or issuing with limited and potentially inadequate scope to cover our products or product candidates or to prevent others from marketing similar products.

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

As is the case with other biopharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involves both technological and legal complexity and is therefore costly, time consuming and inherently uncertain. Patent reform legislation in the United States and other countries, including the Leahy-Smith America Invents Act (the “Leahy-Smith Act”) signed into law on September 16, 2011, could increase those uncertainties and costs. The Leahy-Smith Act includes a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications are prosecuted, redefine prior art and provide more efficient and cost-effective avenues for competitors to challenge the validity of patents. In addition, the Leahy-Smith Act has transformed the U.S. patent system into a “first to file” system. The Leahy-Smith Act could make it more difficult to obtain patent protection for our inventions and increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could harm our business, results of operations and financial condition.

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

It is expected that in 2023 European patent applications will have the option, upon grant of a patent, of becoming a

Unitary Patent which will be subject to the jurisdiction of the UPC. For additional information, see “If our intellectual property related to our products and product candidates is not adequate, we may not be able to compete effectively in our market.”

Certain of our employees and patents are subject to German law.

As of December 31, 2022, 115 of our employees work in Germany and are subject to German employment law. Ideas, developments, discoveries and inventions made by such employees are generally subject to the provisions of the German Act on Employees’ Inventions, which regulates the ownership of, and compensation for, inventions made by employees. Under this act, we face the risk that we may be required to pay additional compensation for assigned patent rights and disputes can occur between us and our employees or ex-employees pertaining to alleged non-adherence to the provisions of this act that may be costly to defend and consume our management’s time and efforts whether we prevail or fail in such dispute. In addition, under the German Act on Employees’ Inventions, certain employees may have retained rights to patents they invented or co-invented before October 2009. Although substantially all of these employees have assigned their interest in these patents to us, to the extent permitted by law, there is a risk that the compensation we provided to them may be deemed to be insufficient and we may be required under German law to increase the compensation due to such employees for the use of the patents. In those cases, where employees have not assigned their interests to us, we may need to pay compensation for the use of those patents. If we are required to pay additional compensation or face other disputes under the German Act on Employees’ Inventions, our results of operations could be adversely affected.

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

Failure to secure trademark registrations for a commercial trade name for our products or product candidates in the United States or elsewhere could adversely affect our business.

We use various trademark rights in our business, including, Ascendis, Ascendis Pharma, TransCon and SKYTROFA. A trademark application for TransCon PTH has been filed in U.S. as well as the EU and other countries across the globe. However, our current or future trademarks and trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks, and we may not be able to obtain trademark protection in other territories that we consider of significant importance to us. Furthermore, other than for TransCon hGH, we have not yet registered trademarks for a commercial trade name for any other of our product candidates in the United States or elsewhere. During trademark registration proceedings, our trademark applications may be rejected. Although we are given an opportunity to respond to those rejections, we may be unable to overcome such rejections. In addition, in the USPTO and in comparable agencies in many foreign jurisdictions, third-parties can oppose pending trademark applications and seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against our trademarks, and our trademarks may not survive such proceedings. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products, which could result in loss of brand recognition and could require us to devote resources to advertising and marketing our products under new brands. We may license our trademarks and trade names to third-parties, such as distributors. Though these license agreements may provide guidelines for how our trademarks and trade names may be used, a breach of these agreements or misuse of our trademarks and tradenames by our licensees may jeopardize our rights in or diminish the goodwill associated with our trademarks and trade names.

The FDA has approved the use of SKYTROFA for TransCon hGH in the United States; however, any name we propose to use with TransCon PTH, or our other product candidates in the United States or any other country must be approved by the FDA, EMA or any other relevant health authority regardless of whether we have registered it, or applied to register it, as a trademark. For example, the FDA has approved the use of SKYTROFA in the United States and the EC has granted a marketing authorisation for the SKYTROFA in the EU. The FDA as well as EMA typically conducts a review of proposed product names, including an evaluation of potential for confusion with other product names. If the FDA, EMA or any other relevant approval authority objects to any of our proposed proprietary product names, we may be required to expend significant additional resources in an effort to identify a suitable substitute name that would qualify under applicable trademark laws, not infringe the existing rights of third-parties and be acceptable to the FDA, EMA or any other relevant approval authority.

We may not be able to enforce our intellectual property rights throughout the world.

Patents are of national or regional effect, and filing, prosecuting and defending patents on our products or product candidates in all countries throughout the world would be prohibitively expensive. The requirements for patentability may differ in certain countries, particularly in developing countries. Moreover, our ability to protect and enforce our intellectual property rights may be adversely affected by unforeseen changes in foreign intellectual property laws. Additionally, laws of some countries outside of the United States and Europe do not afford intellectual property protection to the same extent as the laws of the United States and Europe. For example, patents with claims directed to dry pharmaceutical formulations of TransCon hGH have issued in the United States, Europe, and other jurisdictions, but related claims were rejected in China. An initial appeal upheld the rejection. We appealed this decision and vigorously advocate for the patentability of these claims. However, we may be unsuccessful, and our patent protection for TransCon hGH may expire sooner in China than in other jurisdictions. Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. The legal systems of some countries, including India, China and certain developing countries, do not favor the enforcement of patents and other intellectual property rights. This could make it difficult for us to stop the infringement of our patents or the misappropriation of our other intellectual property rights in such countries. For example, many foreign countries have compulsory licensing laws under which a patent owner must grant licenses to third-parties. Consequently, we may not be able to prevent third-parties from practicing our inventions in certain countries outside the United States and many countries in Europe.

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

We may be subject to claims that former employees, collaborators, or other third-parties have an interest in our patents or other intellectual property as an inventor or co-inventor. The failure to name the proper inventors on a patent application can result in the patents issuing thereon being unenforceable. Inventorship disputes may arise from conflicting views regarding the contributions of different individuals named as inventors, the effects of foreign laws where foreign nationals are involved in the development of the subject matter of the patent, conflicting obligations of third-parties involved in developing our products or product candidates or as a result of questions regarding co-ownership of potential joint inventions. For example, we may have inventorship disputes arise from conflicting obligations of consultants or others who are involved in developing our products or product candidates. Alternatively, or additionally, we may enter into agreements to clarify the scope of our rights in such intellectual property. Litigation may be necessary to defend against these and other claims challenging inventorship. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

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

Risks Related to Indebtedness

Our indebtedness and liabilities could limit the cash flow available for our operations, expose us to risks that could adversely affect our business, financial condition and results of operations, and impair our ability to satisfy our obligations under the Convertible Notes.

As of December 31, 2022, we had $575 million principal amount of indebtedness as a result of the 2.25% Convertible Senior Notes due 2028 (“Convertible Notes”) offering. We may also incur additional indebtedness to meet future financing needs. Our indebtedness could have significant negative consequences for our shareholders and our business, results of operations, and financial condition by, among other things:

•
increasing our vulnerability to adverse economic and industry conditions;
•
limiting our ability to obtain additional financing;
•
requiring the dedication of a substantial portion of our cash flow from operations to service our indebtedness, which will reduce the amount of cash available for other purposes;
•
limiting our flexibility to plan for, or react to, changes in our business;
•
diluting the interests of our existing shareholders as a result of issuing ADSs upon conversion of the Convertible Notes and the ordinary shares represented by such ADSs; and
•
placing us at a possible competitive disadvantage with competitors that are less leveraged than us or have better access to capital.

Our ability to make scheduled payments of the principal of, to pay interest on or to refinance our indebtedness, including the Convertible Notes, depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. Our business may not generate sufficient funds, and we may otherwise be unable to maintain sufficient cash reserves, to pay amounts due under our indebtedness, including the Convertible Notes, and our cash needs may increase in the future. In addition, future indebtedness that we may incur may contain financial and other restrictive covenants that limit our ability to operate our business, raise capital or make payments under our other indebtedness. If we fail to comply with these covenants or to make payments under our indebtedness when due, then we would be in default under that indebtedness, which could, in turn, result in that and our other indebtedness becoming immediately payable in full.

We may be unable to raise the funds necessary to redeem the Convertible Notes for cash following a fundamental change, and our future indebtedness may limit our ability to redeem the Convertible Notes in connection with such fundamental change.

Holders of the Convertible Notes may, subject to a limited exception described in the indenture, require us to redeem their Convertible Notes following a fundamental change under the indenture at a cash fundamental change redemption price generally equal to the principal amount of the Convertible Notes to be redeemed in connection with such fundamental change, plus accrued and unpaid interest, if any. We may not have enough available cash or be able to obtain financing at the time we are required to redeem the Convertible Notes in connection with a fundamental change. In addition, applicable law, regulatory authorities and the agreements governing our other indebtedness may restrict our ability to redeem the Convertible Notes in connection with a fundamental change. Our failure to redeem Convertible Notes in connection with a fundamental change when required will constitute a default under the indenture. A default under the indenture or the fundamental change itself could also lead to a default under agreements governing our other consolidated indebtedness (if any), which may result in that other indebtedness becoming immediately payable in full. If the repayment of such other indebtedness were to be accelerated after any applicable notice or grace periods, then we may not have sufficient funds to repay that indebtedness and redeem the Convertible Notes in connection with such fundamental change.

Provisions in the indenture could delay or prevent an otherwise beneficial takeover of us.

Certain provisions in the Convertible Notes and the indenture could make a third party attempt to acquire us more difficult or expensive. For example, a takeover will under certain circumstances constitute a fundamental change, and the noteholders will then have the right to require us to redeem their Convertible Notes for cash. In addition, if a takeover constitutes a make-whole fundamental change, then we may be required to temporarily increase the conversion rate. In either case, and in other cases, our obligations under the Convertible Notes and the indenture could increase the cost of acquiring us or otherwise discourage a third party from acquiring us or removing incumbent management, including in a transaction that noteholders or holders of the ADSs or our ordinary shares may view as favorable.

The accounting method for the Convertible Notes could adversely affect our reported financial condition and results.

The Convertible Notes are treated as a compound financial instrument with a foreign currency financial liability component ("host"), and an embedded derivative ("derivative") related to a written option to exchange a fixed number of our own shares for a fixed amount of Convertible Notes that is denominated in a foreign currency. The derivative is not closely related to the host, because it is exposed to dissimilar risks, such as volatility from the Company's own share price. Accordingly, the derivative is accounted for separately at fair value through profit or loss.

The initial fair value of the host was the residual amount after separating the embedded derivative at fair value, net of transaction costs attributable to the host component. Transaction costs were allocated to the host and the derivative in proportion to the allocation of proceeds. Transaction costs attributable to the derivative were recognized immediately in the profit or loss as a financial expense.

The difference between the principal amount of the Convertible Notes and the initial fair value of the host is amortized into interest expense over the expected lifetime of the Convertible Notes using the effective interest method. As a result of this amortization, the interest expense that we expect to recognize for the Convertible Notes for accounting purposes will be greater than the cash interest payments we will pay on the Convertible Notes, which will result in lower reported income or higher reported loss. The lower reported income or higher reported loss resulting from this accounting treatment could depress the trading price of our common stock and the Convertible Notes.

The fair value of the derivative cannot be measured based on quoted prices in active markets, or other observable input, and accordingly, the derivative is measured by using the Black-Scholes option pricing model, where the pricing is exposed from changes in the Company’s share price. Since the fair value is exposed to development in the Company's share price, the profit or loss is exposed to volatility from such development, which could result in lower reported income or higher reported loss. The lower reported income or higher reported loss resulting from this accounting treatment could have a negative effect on the trading price of the ADSs.

In addition, the accounting method for reflecting the ordinary shares represented by ADSs underlying the Convertible Notes in our diluted earnings per share may adversely affect our reported earnings and financial condition. We expect that, under applicable accounting principles, the ordinary shares represented by ADSs underlying the Convertible Notes will be reflected in our diluted earnings per share assuming that all the Convertible Notes were converted into ADSs at the beginning of the reporting period (or, if later, the date the Convertible Notes are first issued), unless the result would be antidilutive. Accounting for the Convertible Notes in this manner may reduce our diluted earnings per share.

Risks Related to Our Ordinary Shares and ADSs

The price of the ADSs may be volatile and the holders of the ADSs may not be able to resell ADSs at or above the price they paid.

The trading price of the ADSs has been and could continue to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. These factors include:

•
our ability to commercialize or obtain regulatory approval for our products or product candidates, or delays in commercializing or obtaining regulatory approval;
•
results from, or any delays in, clinical trial programs relating to our products or product candidates;
•
our ability to apply our TransCon technologies to therapeutic areas other than endocrinology, including the therapeutic areas of oncology and ophthalmology;
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
•
changes or developments in laws or regulations applicable to our products or product candidates;
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
•
EMA, FDA or other similar regulatory actions affecting us or our industry or other healthcare reform measures in the EU, United States or in other markets;
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

ADSs, which may be evidenced by American Depositary Receipts, are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary think it is advisable to do so because of any requirement of law, government or governmental body, or under any provision of the deposit agreement, or for any other reason subject to an ADS holders’ right to cancel their ADSs and withdraw the underlying ordinary shares. Temporary delays in the cancellation of ADSs and withdrawal of the underlying ordinary shares may arise because the depositary has closed its transfer books or we have closed our transfer books, the transfer of ordinary shares is blocked to permit voting at a shareholders’ meeting or we are paying a dividend on our ordinary shares. In addition, an ADS holder may not be able to cancel their ADS and withdraw the underlying ordinary shares when such holder owes money for fees, taxes and similar charges and when it is necessary to prohibit withdrawals to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities.

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

As of February 1, 2023, our senior management, board members, holders of 5% or more of our share capital and their respective affiliates beneficially own approximately 70.6% of our outstanding voting securities. See “Item 7 A. Major Shareholders and Related Party Transactions - Major Shareholders” for information relating to the determination of the number of shares beneficially owned by an entity or a person. As a result, these security holders have the ability either alone or voting together as a group to determine and/or significantly influence the outcome of matters submitted to our shareholders for approval, including the election and removal of board members, payment of dividends, amendments to our articles of association, including changes to our share capital or any mergers, demergers, liquidations and similar transactions. This may prevent or discourage unsolicited acquisition proposals or offers for our ordinary shares or ADSs that our shareholders or ADS holders may feel are in their best interest as a shareholder or holder of ADSs. In addition, this group of shareholders may have the ability to control our management and affairs. Such control and concentration of ownership may affect the market price of the ADSs and may discourage certain types of transactions, including those involving actual or potential change of control of us (whether through merger, consolidation, take-over or other business combination), which might otherwise have a positive effect on the market price of the ADSs.

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

Our status as a “foreign private issuer” allows us to adopt IFRS accounting principles, which are different than accounting principles under U.S. Generally Accepted Accounting Principles (“U.S. GAAP”).

We have adopted and presented our consolidated financial statements in accordance with IFRS as issued by the International Accounting Standards Board and as adopted by the EU. IFRS is an internationally recognized body of accounting principles that are used by many companies outside of the United States to prepare their financial statements; and the SEC permits foreign private issuers such as our company to prepare and file their financial statements in accordance with IFRS rather than U.S. GAAP. IFRS accounting principles are different from those of U.S. GAAP, and SEC rules do not require us to provide a reconciliation of IFRS accounting principles to those of U.S. GAAP. Investors who are not familiar with IFRS may misunderstand certain information presented in our consolidated financial statements. Accordingly, we suggest that readers of our consolidated financial statements familiarize themselves with the provisions of IFRS accounting principles to better understand the differences between these two sets of principles.

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

We qualify as a foreign private issuer and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. We may no longer be a foreign private issuer as of June 30, 2023, which would require us to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers as of January 1, 2024. To maintain our current status as a foreign private issuer, either (a) a majority of our ordinary shares or ADSs must be either directly or indirectly owned of record by non-residents of the United States or (b) (i) a majority of our executive officers or directors may not be U.S. citizens or residents, (ii) more than 50% of our assets cannot be located in the United States and (iii) our business must not be administered principally inside the United States. If we lost this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors and members of our senior management.

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

Under Danish corporate law, except in certain limited circumstances (which require as a minimum that a proposal for inspection has been supported by a minimum of 25% of the shareholders voting and being present at a general meeting), our shareholders may not ask for an inspection of our corporate records, while under Delaware corporate law any shareholder, irrespective of the size of such shareholder’s shareholdings, may do so. Shareholders of a Danish limited liability company are also unable to initiate a derivative action, a remedy typically available to shareholders of U.S. companies, to enforce a right of our company, in case we fail to enforce such right ourselves, other than in certain cases of board member or management liability under limited circumstances. In addition, a majority of our shareholders may release a board member or manager from any claim of liability we may have, including if such board member or manager has acted in bad faith or has breached his or her duty of loyalty and only if a minority of at least 10% of the shareholders represented at the relevant general meeting have opposed the decision, may a shareholder bring a derivative action on behalf of our company. In contrast, most U.S. federal and state laws prohibit a company or its shareholders from releasing a board member from liability altogether if such board member has acted in bad faith or has breached such board member’s duty of loyalty to our company. Additionally, distribution of dividends from Danish companies to foreign companies and individuals may be subject to non-refundable withholding tax, which may not be creditable or deductible under the tax laws of the country in which the recipient shareholder is resident for tax purposes. Also, the rights as a creditor may not be as strong under Danish insolvency law, as under U.S. law or other insolvency law, and consequently creditors may recover less in the event our company is subject to insolvency compared to a similar case including a U.S. debtor. In addition, the use of the tax asset consisting of the accumulated tax deficit requires that we are able to generate positive taxable income and can be restricted by future amendments to Danish tax law. Further, repurchases of ordinary shares or ADSs by Ascendis Pharma A/S may have adverse tax consequences to the Company or shareholders under applicable Danish law. Finally, Danish corporate law may not provide appraisal rights in the case of a business combination equivalent to those generally afforded a shareholder of a U.S. company under applicable U.S. laws. As a result of these differences between Danish corporate law and our articles of association, on the one hand, and U.S. federal and state laws, on the other hand, in certain instances, shareholders and ADS holders could receive less protection as an equity holder of our company than they would as a shareholder of a U.S. company.

Holders of our ordinary shares or ADSs may not be able to exercise their pre-emptive subscription rights and may suffer dilution of their equity holding in the event of future issuances of our shares.

Under the Danish Companies Act, our shareholders benefit from a pre-emptive subscription right on the issuance of ordinary shares for cash consideration only and not in the event of issuance of shares against non-cash contribution or debt conversion. Even the shareholders’ pre-emptive subscription rights in the event of issuances of shares against cash payment may be disapplied by a resolution of the shareholders at a general meeting of our shareholders and/or the shares or ADSs may be issued on the basis of an authorization granted to the board of directors pursuant to which the board may disapply the shareholders’ pre-emptive subscription rights. Such shares or ADSs may be issued above, or at market value. In addition, a shareholder may not be able to exercise the shareholder’s pre-emptive right on a timely basis or at all, unless the shareholder complies with the Danish Companies Act and applicable laws in the jurisdiction in which the shareholder is resident. Furthermore, the use of pre-emptive subscription rights in relation to future capital increases in our company can be restricted for U.S. residents according to U.S. securities law. As a result, the shareholding or holding of ADSs of such shareholders or ADS holders may be materially diluted in the event shares or ADSs are issued in the future. Shares or ADSs may be issued at a discount to market price in rights offerings provided that the resolution is approved by two-thirds of the votes cast and the share capital represented at the general meeting and in these cases a restriction on the ability to exercise pre-emptive rights may materially dilute the value of the ordinary shares or ADSs held by the shareholder or ADS holder in question. Rights issues may also be carried out by the board of directors according to valid authorizations in our articles of association.

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

Under the Internal Revenue Code of 1986, as amended (the “Code”), and U.S. Treasury Regulations, the determination of passive foreign investment company (“PFIC”) status is fact-specific, and generally cannot be made until after the close of the taxable year in question. Based on our market capitalization and the composition of our income, assets and operations, we do not believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2022. However, this is a factual determination, and the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you we will not be a PFIC for any taxable year. A non-U.S. corporation will be considered a PFIC for any taxable year if, after the application of certain look-through rules, either (1) at least 75% of its gross income for such taxable year is passive income (as defined in the relevant provisions of the Code) or (2) at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. A separate determination must be made each taxable year as to whether we are a PFIC (after the close of each such taxable year). If we are a PFIC for any taxable year during which a U.S. Holder (as defined in “Taxation—Material U.S. Federal Income Tax Consequences to U.S. Holders”) holds ordinary shares or ADSs, the U.S. Holder may be subject to adverse tax consequences, including (i) the treatment of all or a portion of any gain on disposition as ordinary income, (ii) the application of an interest charge with respect to such gain and certain dividends and (iii) compliance with certain reporting requirements. Although we do not believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2022, the application of the PFIC rules is subject to uncertainty in several respects. Whether we will be a PFIC in any year depends on the composition of our income and assets, and the relative fair market value of our assets from time to time, which we expect may vary substantially over time. In addition, because the value of our assets, including unbooked goodwill, for purposes of the asset test will generally be determined by reference to the market price of the ADSs, our PFIC status will depend in large part on the market price of the ADSs, which may fluctuate significantly. For these reasons, we cannot assure you we will not be a PFIC for any taxable year.

Each U.S. Holder is strongly urged to consult its tax advisor regarding these issues. See “Item 10 E. Additional Information—Taxation—Material U.S. Federal Income Tax Consequences to U.S. Holders.”

If a United States person is treated as owning at least 10% of our ordinary shares or ADSs, such holder may be subject to adverse U.S. federal income tax consequences.

If a U.S. Holder (as defined in “Item 10 E. Additional Information—Taxation—Material U.S. Federal Income Tax Consequences to U.S. Holders.”) is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our ordinary shares or ADSs, such U.S. Holder will be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group. Because our group includes one or more U.S. subsidiaries, certain of our non-U.S. subsidiaries will be treated as “controlled foreign corporations” (regardless of whether we are treated as a “controlled foreign corporation”). A “United States shareholder” of a “controlled foreign corporation” may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property by “controlled foreign corporations,” regardless of whether we make any distributions. Failure to comply with these reporting obligations may subject a “United States shareholder” to significant monetary penalties and may prevent the statute of limitations from starting with respect to such shareholder’s U.S. federal income tax return for the year for which reporting was due. Further, an individual that is a “United States shareholder” with respect to a “controlled foreign corporation” generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a “United States shareholder” that is a U.S. corporation. We cannot provide any assurances that we will assist investors in determining whether any of our non-U.S. subsidiaries are treated as a “controlled foreign corporation” or whether such investor is treated as a “United States shareholder” with respect to any of such “controlled foreign corporations.” Further, we cannot provide any assurances that we will furnish to any “United States shareholders” information that may be necessary to comply with the aforementioned reporting and tax payment obligations. U.S. Holders should consult their tax advisors regarding the potential application of these rules to their investment in our ordinary shares or ADSs.

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

Our registered office and principal executive offices are located at Tuborg Boulevard 12, DK-2900 Hellerup, Denmark and our telephone number is +45 70 22 22 44. Our agent for service of process in the United States is Ascendis Pharma, Inc. Our corporate website address is www.ascendispharma.com. The information on, or that can be accessed through, our website is not part of and should not be incorporated by reference into this annual report or any other report we file or furnish to the U.S. Securities and Exchange Commission (“SEC”). We have included our website address as an inactive textual reference only. Our ADSs are traded on The Nasdaq Global Select Market under the symbol “ASND”.

The SEC maintains an internet site at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

For additional information relating to the development of our company, see “Item 4 B. Information on the Company – Business Overview.” For additional information relating to the Company’s capital expenditures, see “Item 5 A. Operating and Financial Review and Prospects—Operating Results.”

B.
Business Overview

Overview

We are applying our innovative TransCon platform to build a leading, fully integrated, global biopharma company, focused on making a meaningful difference in patients’ lives. Guided by our core values of patients, science, and passion, we use our TransCon technologies to create new and potentially best-in-class therapies.

Our Vision

As announced in January 2019, Vision 3x3 is our vision to build a leading fully integrated, global, biopharma company and achieve sustainable growth through multiple approaches. This includes:

•
Obtain regulatory approval for three independent Endocrinology Rare Disease products
•
TransCon hGH for pediatric growth hormone deficiency
•
TransCon PTH for adult hypoparathyroidism
•
TransCon CNP for achondroplasia
•
Grow Endocrinology Rare Disease pipeline through
•
Global clinical reach
•
Pursuing 9 total indications, label optimization, and life cycle management
•
New endocrinology products
•
Establish global commercial presence for our Endocrinology Rare Disease area
•
Build integrated commercial organization in North America and select European countries
•
Establish global commercial presence through partners with local expertise and infrastructure
•
Advance a high-value oncology pipeline with one investigational new drug (“IND”) or similar submission each year
•
Create a third independent therapeutic area with a diversified pipeline

Our product candidates combine our TransCon technologies with clinically validated parent drugs and pathways, with the goal of optimizing efficacy, safety, tolerability and convenience.

We have applied these technologies in combination with clinically validated parent drugs or pathways using our algorithm with the goal of creating product candidates with the potential to be best-in-class in endocrinology rare diseases, oncology, and ophthalmology. In addition, we plan to apply this algorithm for product innovation in new therapeutic areas. We believe our approach to product innovation may reduce the risks associated with traditional drug development, and that our TransCon technologies have been validated by non-clinical and clinical programs completed to date.

Ascendis Algorithm for Product Innovation

When we apply our TransCon technologies to clinically validated parent drugs or pathways, we may benefit from established clinical safety and efficacy data, which we believe increases the probability of success compared to traditional drug development. As presented above, our algorithm for product innovation focuses on identifying indications that have an unmet medical need, have a clinically validated parent drug or pathway, are suitable to our TransCon technologies, have potential for creating a clearly differentiated product, have a potential established development pathway and have the potential to address a large market.

We currently have one marketed product and a diversified portfolio of five product candidates in clinical development in the areas of endocrinology rare diseases, and oncology and we are working to apply our TransCon technology platform in additional therapeutic areas, including ophthalmology.

•
First Marketed Product – Our first marketed product is SKYTROFA® (lonapegsomatropin-tcgd), developed as TransCon Growth Hormone (“TransCon hGH”), which has received regulatory approval in the United States for the treatment of pediatric patients one year and older who weigh at least 11.5 kg and have growth failure due to inadequate secretion of endogenous growth hormone, also known as growth hormone deficiency (“GHD”) and which is now commercially available for prescription in the United States. In addition, in the European Union (“EU”), TransCon hGH was granted marketing authorisation by the European Commission (“EC”) as a once-weekly subcutaneous injection for the treatment of children and adolescents ages 3 to 18 years with growth failure due to insufficient secretion of endogenous growth hormone, known by its brand name SKYTROFA (lonapegsomatropin). In Europe, we plan to commercially launch SKYTROFA in Germany during the third quarter of 2023.
•
Endocrinology Rare Disease Pipeline – We are developing three product candidates in our endocrinology rare disease portfolio spanning five potential indications across multiple geographies. These include TransCon hGH for pediatric GHD, adult GHD, and Turner Syndrome; TransCon PTH for adult patients with hypoparathyroidism; and TransCon CNP for achondroplasia (“ACH”).
•
Oncology – In oncology, we are leveraging our TransCon technologies in effort to enhance anti-tumor effects of clinically-validated parent drugs and pathways and to provide sustained modulation of tumor microenvironments and activate cytotoxic immune cells. We have initiated clinical development of two product candidates: TransCon TLR7/8 Agonist, an investigational, long-acting prodrug of resiquimod, a small molecule agonist of Toll like receptors (“TLR”) 7 and 8 for intratumoral delivery and TransCon IL-2 ß/ for systemic delivery, which is designed for prolonged exposure to an IL-2 variant that selectively activates the IL-2Rß/, with minimal binding to IL-2Rα. Our clinical development program for these product candidates also includes evaluation of them as a potential combination therapy.
•
Ophthalmology - In January 2023, we announced that we are establishing ophthalmology as our third independent therapeutic area of focus for our TransCon technologies. Ophthalmology intravitreal treatments (“IVT”) represent an established, well-understood, and high-value therapeutic area, characterized by high unmet medical need. We are leveraging our TransCon hydrogel technology to create highly differentiated product candidates designed to provide continuous local release of clinically validated parent drugs over a period of months. TransCon RBZ (ranibizumab) is our first investigational pipeline candidate being developed to address vision loss caused by abnormal blood vessel growth and/or fluid build-up in the back of the eye. Our ophthalmology development pipeline includes other opportunities in various stages of development.

TransCon Products and Product Candidates Pipeline

1.
Not yet marketed in the EU
2.
riGHt Trial
3.
foresiGHt Trial
4.
New InsiGHts Trial
5.
NDA submitted to the FDA, PDUFA action date April 30, 2023; European MAA submitted November 2022, decision anticipated Q4 2023
6.
PaTHway Japan Trial
7.
ApproaCH Trial
8.
transcendIT-101 Trial, includes 4 indication specific cohorts currently enrolling patients
9.
IL-ßeliee Trial

We maintain an intellectual property portfolio comprising 282 issued patents and approximately 520 patent applications as of December 31, 2022 with claims directed to composition of matter, process, formulation and/or methods-of-use for our product candidates, including a product-specific device and core TransCon technologies. Other than the rights we have granted to VISEN Pharmaceuticals (“VISEN”) as noted in this report, we hold worldwide rights to our TransCon technologies and owe no third-party royalty or milestone payment obligations with respect to our TransCon technologies, TransCon hGH or any of our other product candidates. While our TransCon prodrugs may incorporate already approved parent drugs, TransCon hGH and each of our other product candidates is a new molecular entity and is therefore eligible to be granted new intellectual property rights, including new composition of matter patents.

Global Commercialization Strategy

We are establishing a global presence to commercialize TransCon product candidates, if approved, to address patients' unmet medical needs. We have established a multi-faceted organization in the U.S. to support the ongoing commercialization of SKYTROFA which will also serve as the foundation for future endocrinology rare disease product launches in the U.S. We are expanding our presence in Europe by building integrated organizations in select countries beginning with the planned launch of SKYTROFA in Germany and through established distribution channels in others. In other markets, we plan to establish commercial presence through partners with local expertise and infrastructure.

TransCon Technologies

Overview

Our TransCon technologies are designed to combine the benefits of conventional prodrug and sustained release technologies to solve the fundamental limitations seen in other approaches to extending duration of a drug’s action in the body with the goal of developing highly differentiated product candidates based on efficacy, safety, tolerability and convenience. In addition to retaining the original mode of action of the parent drug and potentially supporting dosing frequency from daily up to six months or more, we believe that predictable release over time can improve treatment efficacy, increase the likelihood of clinical development success, and provide intellectual property benefits.

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

TransCon Technology Components

TransCon Carriers

Our TransCon technologies incorporate two carrier platforms that can be used for providing sustained localized or systemic drug exposure. These biocompatible carrier platforms include our TransCon systemic carriers, and our TransCon localized carriers, which are self-eliminating hydrogels. Our carriers inactivate and protect the drug through a shielding effect, which may prevent rapid excretion and degradation of the parent drug and enable benefits that include improved injection site tolerability, reduced systemic adverse effects and low immunogenicity.

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

TransCon Linkers

Our reversible TransCon linkers are designed to enable the transient conjugation of a broad range of therapeutics, including proteins, peptides and small molecules, to our TransCon carriers. We have a large library of TransCon linkers that may be applicable to various types of parent drugs, and that can be tailored to potentially achieve half-life extension enabling daily, weekly, monthly, and half-yearly dosing, and customize the potential pharmacokinetic profile for each individual product candidate with the goal of optimizing the potential therapeutic effect. TransCon linkers are self-cleaving through a process called intra-molecular assisted cleavage, which causes the linker to release the unmodified parent drug. We can tailor the release properties of the linker to a given therapeutic indication and parent drug by modifying the linker structures. We believe the self-cleaving process of our linker avoids many of the shortcomings of conventional prodrug technologies, which often depend on metabolic processes, such as enzymatic degradation, to convert the prodrug into the active drug. The rate of metabolic conversion of prodrugs in these types of processes may differ between patients, and even within different tissues in the same patient. As a result, conventional prodrugs do not always offer predictable release of the parent drug. Our TransCon linkers are designed to predictably release an unmodified active parent drug at predetermined rates governed by physiological pH and temperature conditions, which are tightly regulated in the body. Consequently, we believe we can design our prodrugs to release the unmodified parent drug at predictable rates.

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

TransCon Products – Endocrinology Rare Disease

TransCon Growth Hormone (hGH)

Market Opportunity in Recombinant Human Growth Hormone

GHD is a serious orphan disease that affects both children and adults. Children with GHD are characterized by short stature, metabolic and cardiovascular abnormalities, cognitive deficiencies, and poor quality of life. GHD in adults is associated with increased adiposity, or fat mass, as well as psychiatric-cognitive, cardiovascular, muscular, metabolic and skeletal abnormalities. The current standard of care for GHD is daily subcutaneous injections of somatropin, a recombinant human growth hormone ("hGH"). Daily therapy with hGH has been shown to increase growth in children, and improve metabolic effects, including reducing adiposity and improving cardiovascular health in both children and adults. These daily hGH therapies have been shown to be safe and well-tolerated.

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

Despite the demonstrated benefits of daily hGH therapy, many GHD patients are not adequately treated and adherence continues to be a challenge as reported in a 2021 paper published by Kaplowitz et al. in the Journal of Managed Care and Specialty Pharmacy. The observational retrospective cohort analysis utilized administrative claims data from two databases on over 20,000 pediatric patients diagnosed with GHD. Approximately 68% of commercial patients and approximately 63% of Medicaid patients received daily growth hormone treatment, whereas approximately 32% of commercial patients and approximately 37% of Medicaid patients were untreated. In addition, mean adherence as measured by proportions of days covered which is defined as the number of days covered by any daily growth hormone prescription during the follow-up period was approximately 60% in the commercial cohort and approximately 50% in the Medicaid cohort. Only 32% of commercial and 18% of Medicaid patients reported adherence rates greater than 80%.

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

Figure: Negative impact of poor compliance on growth response. Patients missing two or more injections per week had a statistically significant reduction in height velocity; N=175. (Cutfield et al, 2011)

Since the introduction of hGH in 1981, a number of the world’s largest pharmaceutical companies have developed and now market daily-prescribed hGH products. All currently marketed daily hGH products in the United States, Norditropin® (Novo Nordisk A/S), Humatrope® (Eli Lilly and Company), Nutropin AQ® (Genentech), Genotropin® (Pfizer Inc.), Zomacton® (Ferring Pharmaceuticals, Inc.) and Omnitrope® (Sandoz GmbH), contain unmodified somatropin (hGH) and are administered by subcutaneous injections. The global market for daily hGH products is dominated by Novo Nordisk, Pfizer, Eli Lilly, Sandoz, Merck KGaA and Roche, which together account for most of the global market share.

Primary indications for hGH in children are GHD, idiopathic short stature, chronic kidney disease, Prader-Willi syndrome, small for gestational age and Turner syndrome. In adults, primary indications for hGH include GHD and AIDS-induced weight loss. We estimate pediatric indications comprise up to 90% of the total hGH market, of which approximately half is for GHD.

Global annual sales from currently marketed hGH products are currently estimated at approximately $4 billion. We believe a significant market opportunity exists for a once-weekly hGH product with comparable efficacy, safety and tolerability as daily hGH products.

Competitive Landscape for Long-Acting Growth Hormone Therapies

Since the 1990s, the pharmaceutical industry has employed various approaches to develop long-acting growth hormone products to reduce the patient burden of daily injections and increase patient compliance with the dosing regimen. These approaches generally fall into two categories: unmodified somatropin (hGH) and permanent modification of growth hormone:

•
Unmodified somatropin (hGH): Two long-acting growth hormone products using encapsulation technologies have previously received regulatory approval in U.S. and Europe and were subsequently discontinued due to commercial challenges. These include Nutropin Depot®, formerly marketed by Genentech, and Somatropin Biopartners, developed by LG Life Sciences and Biopartners GmbH. Nutropin Depot was approved in 1999 and later withdrawn; Somatropin Biopartners (LB03002), was approved by the European Medicines Agency (“EMA”) in 2013, and later withdrawn. We believe that the lack of market acceptance is a result of the various safety and tolerability issues that tend to arise with encapsulation technologies.
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

Novo Nordisk has received regulatory approval in the United States, Japan, and EU of once-weekly somapacitan (SOGROYA) for replacement of endogenous growth hormone in adult patients with GHD and submitted marketing applications seeking approval for somapacitan in the United States, Japan, and Europe for pediatric GHD.

Pfizer (in collaboration with OPKO Health Inc.) has received regulatory approval of once-weekly somatrogon (NGENLA) in the EU, Canada, Australia, Japan, Taiwan, the United Arab Emirates and Brazil for pediatric GHD. In January 2022, Pfizer (in collaboration with OPKO Health) announced the U.S. Food and Drug Administration ("FDA") issued a Complete Response Letter for the Biologics License Application (“BLA”) for somatrogon.

A permanently PEGylated long-acting growth hormone developed by GeneScience Pharmaceuticals Co., Ltd. (Jintrolong) is available in China and the Somatropin Biopartners product (LB03002) is available in Korea. Other experimental growth hormone therapies based on permanent modification are in different stages of clinical development by various companies, including GeneScience Pharmaceuticals Co., Ltd., Genexine Inc., I-MAB, and JCR Pharmaceuticals Co., Ltd.

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

On August 25, 2021, the FDA approved TransCon hGH, known by its brand name SKYTROFA® (lonapegsomatropin-tcgd), for the treatment of pediatric patients one year and older who weigh at least 11.5 kg and have growth failure due to inadequate secretion of endogenous growth hormone, also known as GHD. SKYTROFA is the first FDA approved product that delivers somatropin, or growth hormone, by sustained release over one week.

The FDA approval of SKYTROFA (lonapegsomatropin-tcgd) was based on results from the Phase 3 heiGHt Trial, a 52-week, global, randomized, open-label, active-controlled, parallel-group trial that compared once-weekly TransCon hGH to daily somatropin (Genotropin®) in 161 treatment-naïve children with GHD. The primary endpoint was annualized height velocity (“AHV”) at 52 weeks for weekly SKYTROFA (lonapegsomatropin-tcgd) and daily hGH treatment groups. Other endpoints included adverse events, injection-site reactions, incidence of anti-hGH antibodies, annualized height velocity, change in height standard deviation score (“SDS”), proportion of subjects with IGF-1 SDS (0.0 to +2.0), PK/PD in subjects < 3 years, and preference for and satisfaction with SKYTROFA (lonapegsomatropin-tcgd).

We believe SKYTROFA (lonapegsomatropin-tcgd) offers patients benefits compared to daily growth hormone:

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

On January 11, 2022, the EC granted a marketing authorisation for SKYTROFA (lonapegsomatropin), developed under the name TransCon hGH, as a once-weekly subcutaneous injection for the treatment of children and adolescents ages 3 to 18 years with growth failure due to insufficient secretion of endogenous growth hormone.

In October 2019, we received Orphan Designation (“OD”) from the EC for TransCon hGH for GHD. OD is granted to medicinal products that are (1) intended for the treatment, prevention or diagnosis of a disease that is life-threatening or chronically debilitating, (2) provided that either (a) the disease affects no more than five in 10,000 persons in the EU, or (b) the product, without the benefits derived from orphan status, would not generate sufficient return in the EU to justify investment and (3) for which no satisfactory method of diagnosis, prevention, or treatment has been authorized for marketing in the EU (or if such a method exists, the product would provide significant additional benefit over existing therapies). We received Orphan Drug Designation (“ODD”) from the FDA for TransCon hGH as a treatment for GHD in April 2020.

Results from the Phase 3 heiGHt Trial in Pediatric Subjects with GHD

The heiGHt Trial was a randomized, open-label, active-controlled Phase 3 registrational trial that enrolled 161 children with GHD who had not previously been treated. Subjects received either once-weekly TransCon hGH (0.24 mg/kg/week) or daily injections of Genotropin® at 34 µg/kg/day (0.24 mg/kg/week) with a 2:1 randomization. The primary endpoint was AHV at 52 weeks, with a non-inferiority analysis comparing the difference between the two treatment groups, followed by a test of superiority if non-inferiority was met. Two subjects, one from each arm, withdrew from the trial prior to the final visit.

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

Results from the trial indicated that TransCon hGH was generally safe and well-tolerated, with adverse events consistent with the type and frequency observed with daily hGH therapy and comparable between arms of the trial. No serious adverse events related to study drug were observed in either arm. No treatment-emergent adverse events leading to discontinuation of study drug were observed in either arm.

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

Proprietary Auto-injector

SKYTROFA includes the SKYTROFA® Auto-Injector and cartridges. The auto-injector provides for room temperature storage, includes an empty-all design and is expected to last for at least four years. The device has a single, low-volume injection for the majority of patients of less than 0.6 mL and requires a thin, 31-gauge needle that is only 4 millimeters in length, which is comparable to needles used to administer daily hGH. We are also working on strategies that will enable the auto-injector to integrate with the digital healthcare system, including Bluetooth connectivity features to allow for easy tracking of dosing adherence over time.

Figure: Our state-of-the-art auto-injector is designed to improve treatment compliance for children with GHD.

TransCon Product Candidates – Endocrinology Rare Diseases

TransCon Growth Hormone (hGH) for Other Indications

Clinical Development in Adults

We are currently conducting foresiGHt Trial, a global Phase 3 trial with the aim to demonstrate the metabolic benefits of TransCon hGH in adults and with the primary objective to evaluate change in trunk fat percentage. Patients in the trial are randomized in a 1:1:1 ratio into the three arms of the study—treatment with once-weekly TransCon hGH, once-weekly placebo, or daily hGH. The primary endpoint of the trial is a change from baseline in percentage trunk fat at 38 weeks. Following the 38-week main trial period, all patients will be eligible to receive once-weekly TransCon hGH during the 52-week open-label extension. During the fourth quarter, 2022, we completed recruitment into the Phase 3 foresiGHt Trial. Topline results from foresiGHt are expected in the fourth quarter of 2023.

Other Development Plans

In June 2022, we submitted a trial protocol to the FDA to evaluate TransCon hGH in Turner Syndrome. We are evaluating higher doses of TransCon hGH and daily hGH for Turner Syndrome compared to those doses for pediatric or adult GHD. In addition, we are also considering other potential indications for TransCon hGH where we believe a long-acting hGH therapy may offer benefits to patients with rare growth disorders.

TransCon PTH

Market Opportunity in Hypoparathyroidism

Hypoparathyroidism is a rare endocrine disorder characterized by insufficient levels of parathyroid hormone ("PTH"). Most hypoparathyroidism patients develop the condition following damage to or accidental removal of the parathyroid glands during thyroid surgery. Conventional therapy with calcium supplements and active vitamin D (also called calcitriol) does not effectively address the short-term symptoms, long-term complications, or quality-of-life impacts of hypoparathyroidism.

Short-term symptoms include weakness, severe muscle cramps (tetany), abnormal sensations such as tingling, burning and numbness (paresthesia), memory loss, impaired judgment, and headache. Patients often experience decreased quality of life, and, over the long term, prolonged use of conventional therapy may increase risk of major complications, such as calcium deposits in the brain, blood vessels, eye, and other soft tissues – including the kidneys, which can lead to impaired renal function. Hypoparathyroidism remains among the few hormonal insufficiency states without a replacement therapy that restores the missing hormone at physiologic levels.

Hypoparathyroidism also poses a high burden on the healthcare system despite current conventional therapy. For example, one survey of 374 patients showed that 72% experienced more than ten symptoms in the preceding twelve months, with symptoms experienced for a mean of 13 ± 9 hours a day. Other studies showed that 79% of HP cases require hospitalizations and that patients with the disease results have a four-fold increase in the risk of renal disease compared to healthy controls. Patients often experience decreased quality of life. We conducted a survey of 42 patients which found that 100% of subjects reported negative psychological impacts, interference with daily life and impact on physical functioning from HP, and that 76% were either no longer able to work or experienced interference with work productivity.

The latest clinical practice guideline addressing the prevention, diagnosis, and management of hypoparathyroidism was published in September 2022 in the Journal of Bone and Mineral Research and authored by leading clinicians from North America, Europe, and Asia. The authors suggest consideration of PTH replacement therapy in patients whose hypoparathyroidism is inadequately controlled with conventional therapy. Inadequate control is considered to be any one of the following: symptomatic hypocalcemia, hyperphosphatemia, renal insufficiency, hypercalciuria, or poor quality of life. In addition, the guideline indicate that individuals with poor compliance, malabsorption or who are intolerant of large dose of calcium and active vitamin D may also benefit from PTH replacement therapy. Based on this current guideline, we believe PTH replacement therapy could be applicable to most patients with hypoparathyroidism.

Currently, an effective PTH replacement therapy that fully addresses the condition is not widely available to patients with hypoparathyroidism in the U.S. In 2015, NATPARA (parathyroid hormone) for injection, was approved for once-daily subcutaneous injection as an adjunct to vitamin D and calcium in patients with hypoparathyroidism. NATPARA was voluntarily recalled in September 2019 in the U.S. and is now only available to a limited number of patients through a Special Use Program offered by its manufacturer, Shire-NPS Pharmaceuticals Inc., a Takeda company. In October 2022, Takeda announced that it will discontinue manufacturing NATPARA/NATPAR globally at the end of 2024.

We are also aware of several academic groups and companies working on making longer-acting agonists of the PTH receptor (“PTH1R”). In addition, other companies and groups are developing or commercializing therapies for hypoparathyroidism, including Entera Bio, Extend Biosciences, Massachusetts General Hospital, Amolyt Pharma, MBX Biosciences, and Eli Lilly and Company.

Teriparatide, PTH(1-34), approved since 2002 for the treatment of osteoporosis, has sometimes been used for treatment of hypoparathyroidism using multiple daily injections, despite not being approved for this indication. Clinical research conducted by the National Institutes of Health ("NIH") of subjects receiving continuous exposure to PTH(1-34), administered by an infusion pump, has demonstrated simultaneous normalization of sCa and urinary calcium, as well as normalization of bone turnover.

Hypoparathyroidism affects approximately 200,000 patients in the U.S., Europe, and Japan. In the U.S., we estimate hypoparathyroidism affects approximately 70,000 to 90,000 patients including 4,000 to 5,000 patients which we estimate have previously been treated with PTH therapy.

Figure:

1.
Ascendis internal estimates and Symphony Metys data
2.
U.S. prevalence literature review and epi meta-analysis (Powers, Clarke, Milliman project, ipm.ai claims project; HCUPnet, Healthcare Cost and Utilization Project. Agency for Healthcare Research and Quality, Rockville, MD. for surgical cohort projection).

Our Solution: TransCon PTH

TransCon PTH (palopegteriparatide) is an investigational prodrug of parathyroid hormone that is designed to be dosed once-daily to achieve and maintain a steady concentration of PTH in the bloodstream within the normal range, at levels similar to those observed in healthy individuals. TransCon PTH is designed to restore physiologic levels of PTH 24 hours per day, thereby more fully addressing all aspects of the disease including normalizing serum and urinary calcium and serum phosphate levels. Pharmacokinetic data from our Phase 1 trial of TransCon PTH in healthy subjects demonstrated a half-life of approximately 60 hours, supporting an infusion-like profile with daily administration.

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

Clinical Development of TransCon PTH for Adult Hypoparathyroidism

Our ongoing Phase 3 PaTHway Trial, Phase 3 PaTHway Japan Trial, and Phase 2 PaTH Forward Trial evaluated TransCon PTH in adult patients with hypoparathyroidism. Following the primary outcome period, all three trials continue in the extension portion to collect long term data.

In January 2023, we announced topline data from PaTHway Japan Trial, a single-arm Phase 3 trial to evaluate the safety, tolerability, and efficacy of TransCon PTH. The study achieved its primary objective with topline results consistent with our trials in North America and EU. Twelve out of thirteen patients met the primary composite endpoint which was defined as serum calcium levels in the normal range (8.3–10.6 mg/dL) and independence from conventional therapy (active vitamin D and >600 mg/day of calcium supplements). TransCon PTH was generally well-tolerated, with no discontinuations related to study drug. Twelve patients continue in the ongoing 3-year extension portion of the PaTHway Japan Trial.

In December 2022, the FDA allowed Ascendis to initiate an expanded access program (“EAP”) for TransCon PTH, for adult patients with hypoparathyroidism. To qualify for the EAP, patients must be adults diagnosed with hypoparathyroidism who live in the U.S., have prior PTH treatment experience, and meet other criteria. Requests for access to TransCon PTH under the U.S. EAP must be made by the treating physician. In January 2023, the online portal for physicians to request access to TransCon PTH through the U.S. EAP was opened.

In November 2022, we submitted a marketing authorisation application (“MAA”) to the EMA for TransCon PTH in adult patients with hypoparathyroidism.

In October 2022, the FDA accepted for Priority Review our New Drug Application (“NDA”) for TransCon PTH in adult patients with hypoparathyroidism and has set a Prescription Drug User Fee Act target action date of April 30, 2023. If approved by the PDUFA date, we expect U.S. commercial launch of TransCon PTH by the end of the second quarter of 2023.

In September 2022, we announced new Week 110 data from the Phase 2 PaTH Forward Trial showing that long-term therapy with TransCon PTH provided a durable response in adult patients with hypoparathyroidism, as evidenced by continued normalization of mean serum calcium levels and 93% of patients achieving independence from conventional therapy with active vitamin D and therapeutic levels of calcium. As of December 31, 2022, 57 out of the 59 patients continued in the open-label extension portion of the trial, where they receive a customized maintenance dose of TransCon PTH. In addition, all 57 subjects have exceeded two and a half years of follow-up in the PaTH Forward Trial. Two patients withdrew from the trial for reasons unrelated to safety or efficacy of the study drug.

In March 2022, we announced that top-line data from the randomized, double-blind, placebo-controlled portion of its Phase 3 PaTHway Trial of TransCon PTH in adults with hypoparathyroidism demonstrated statistically significant improvement with TransCon PTH compared to control on the primary composite endpoint and all key secondary endpoints. The primary endpoint, defined as serum calcium levels in the normal range (8.3–10.6 mg/dL) and independence from conventional therapy (active vitamin D and >600 mg/day of calcium supplements) with no increase in prescribed study drug within the 4 weeks prior to the Week 26 visit, was achieved by 78.7% of TransCon PTH-treated patients (48 of 61), compared to 4.8% for patients (1 of 21) in control group (p-value <0.0001). In addition, all key pre-specified secondary endpoints were met with statistical significance. TransCon PTH was generally well tolerated, with no discontinuations related to study drug. Three patients discontinued during the treatment period, two from the placebo arm and one from the TransCon PTH arm. TransCon PTH-treated patients showed a mean decrease in 24-hour urine calcium excretion into the normal range.

Following an initial blinded study period of 26 weeks all 79 patients completing the blinded period opted to receive treatment with TransCon PTH in the ongoing open-label extension portion of the study for up to 3 years (156 weeks). As of December 31, 2022, 77 out of 79 patients continued in the open label extension (“OLE”) portion of the PaTHway Trial.

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

In June 2018, we were granted ODD by the FDA, for TransCon PTH for the treatment of hypoparathyroidism. In October 2020, we were granted OD by the EC for TransCon PTH for the treatment of hypoparathyroidism. In July 2021, the Ministry of Health, Labour and Welfare granted ODD to TransCon PTH for the treatment of hypoparathyroidism.

TransCon CNP

Market Opportunity in Achondroplasia

ACH is the most common form of dwarfism, occurring in about one in 10,000 to 30,000 newborns or approximately 250,000 worldwide. ACH results in severe skeletal complications and comorbidities, including spinal stenosis due to premature fusion of the foramen magnum, sleep apnea, and chronic ear infections. Patients often face multiple surgeries to alleviate its many complications.

ACH is caused by an autosomal dominant activating mutation in fibroblast growth factor receptor 3 (“FGFR3”) that leads to an imbalance in the effects of the FGFR3 and C-type natriuretic peptide (“CNP”) signaling pathways. In ACH, mutations in FGFR3 result in constitutive activation, suppressing the proliferation and differentiation of chondrocytes resulting in improper cartilage to bone conversion in the growth plate.

Preclinical and clinical data show that the CNP pathway stimulates growth and increased CNP helps to counteract the effects of the FGFR3 mutation downstream.

In November 2021 BioMarin Pharmaceutical, Inc’s VOXZOGO® (vosoritide) was approved by FDA and is indicated to increase linear growth in pediatric patients with ACH who are 5 years of age and older with open epiphyses. Other companies that are developing therapies for ACH include QED Therapeutics, Sanofi, Ribomic, PhaseBio, Astellas, and ProLynx.

Figure: The role of a defect in the FGFR3 signaling pathway in the development of ACH is well understood.

Our Solution: TransCon CNP

TransCon CNP is an investigational long-acting prodrug of C-type natriuretic peptide designed to provide continuous CNP exposure at therapeutic levels with a well-tolerated and convenient once-weekly dose. It is being developed for the treatment of children with ACH. TransCon CNP is designed to provide effective shielding of CNP from neutral endopeptidase degradation in subcutaneous tissue and the blood compartment, minimize binding of CNP to the NPR-C receptor to decrease clearance, reduce binding of CNP to the NPR-B receptor in the cardiovascular system to avoid hypotension, and release unmodified CNP, which is small enough in size to allow effective penetration into growth plates. Shorter acting CNP and CNP analogs in development have resulted in high Cmax levels that may cause adverse cardiovascular events. We believe the therapeutically sustained release of TransCon CNP offers advantages that may mitigate this issue, leading to more constant CNP exposure at lower Cmax to correlate with better therapeutic outcomes.

Clinical Development of TransCon CNP for ACH

TransCon CNP is currently being evaluated in a global Phase 2 trial, known as the ACcomplisH Trial, which is designed to evaluate the safety and efficacy of TransCon CNP in children (ages two to ten years) with ACH.

In November 2022, we announced topline results from ACcomplisH, a Phase 2 randomized, double-blind, placebo-controlled, dose-escalation trial evaluating the safety and efficacy of once-weekly TransCon CNP compared to placebo in children with ACH aged two to ten years old.

The ACcomplisH Trial evaluated 57 children with ACH aged 2 to 10 years old, randomized in a 3:1 ratio to receive either sequential ascending doses of once-weekly TransCon CNP or placebo for 52 weeks. All 57 randomized children completed the blinded portion of ACcomplisH and are currently continuing in the open label extension at the 100 µg/kg/week dose. The trial met its primary objectives, demonstrating that TransCon CNP at 100 µg/kg/week met the primary efficacy endpoint of AHV at 52 weeks (p=0.0218).

TransCon CNP Dose Group (n)	AHV (cm/year) LS Mean [95% CI]	p-value (TransCon CNP vs. Pooled Placebo)
6 µg/kg/week (n=10)	4.09 [3.34, 4.84]	0.6004
20 µg/kg/week (n=11)	4.52 [3.82, 5.22]	0.7022
50 µg/kg/week (n=10)	5.16 [4.43, 5.90]	0.0849
100 µg/kg/week (n=11)	5.42 [4.74, 6.11]	0.0218
Pooled Placebo (n=15)	4.35 [3.75, 4.94]	NA
Additional highlights:

•
TransCon CNP demonstrated a consistent dose-dependent increase in AHV across the four dose groups.
•
Mean improvements in AHV for TransCon CNP-treated patients were consistent across age groups <5 years and >5 years, with dose response established.
•
TransCon CNP at 100 µg/kg/week improved change in ACH-specific height SDS compared to placebo (p=0.0283).
•
TransCon CNP was generally well tolerated, with no discontinuations.
•
No serious adverse events (“SAEs”) related to treatment were reported; two unrelated SAEs were reported.
•
Injections were generally well tolerated with low frequency of injection site reactions (“ISRs”):
o
11 mild ISRs (in 8 patients) out of >2,000 injections.
•
Patients treated ≥6 months at 100 µg/kg/week in the blinded or OLE period demonstrated a consistent and sustained response, with mean AHV of 5.39 cm/year (n=40).

One year data from the OLE portion of the ACcomplisH Trial are expected during the fourth quarter of 2023.

In October 2022, we submitted protocols to initiate ApproaCH, global randomized, double-blind, placebo-controlled Phase 2b trial in children ages 2–11 years with ACH. The trial targets enrollment of ~80 patients. During the second quarter of 2023, we expect to complete enrollment in ApproaCH.

We are conducting the ACHieve Study, a multi-center natural history study designed to gain insight into the experiences of pediatric subjects with ACH. ACHieve will study growth velocity, body proportionality, and comorbidities over time in children with ACH up to eight years old. No study medication will be administered.

In addition, we are planning a trial to evaluate TransCon CNP in children under the age of 2 years. We plan to submit an IND or similar application for this trial in the third quarter of 2023.

In February 2019, we were granted ODD by the FDA for TransCon CNP for the treatment of ACH. In July 2020, we received OD from the EC for TransCon CNP for the treatment of ACH.

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

We believe that one approach to improving efficacy while limiting adverse events is to create long-acting product candidates using our sustained systemic release TransCon technology, allowing for more consistent circulating drug levels and potentially avoiding high peak concentrations that often associate with toxicity.

Another approach is to target the drug activity into tumors via intratumoral injection using our sustained localized release TransCon technology, aiming for high activity in the tumor microenvironment while limiting systemic adverse events. While one intratumoral treatment has been approved for the local treatment of recurrent melanoma, the overall success of intratumoral treatments has been limited to date. This is likely at least partly due to the short intratumoral retention of injected molecules, and, hence, the need for frequent, impractical dosing schedules.

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

We believe TransCon technologies may have the potential to increase the efficacy of small molecules, peptides and proteins without increasing toxicity, which could offer the potential to treat more patients with new combination and multi-agent regimens that would not otherwise be feasible.

We are currently investigating two clinical-stage product candidates designed to activate the patient’s own immune system to eradicate malignant cells. We believe our approach, if successfully developed, has the potential to optimize the efficacy of systemically administered, clinically validated therapies while limiting adverse effects.

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

Two of our oncology product candidates, TransCon TLR7/8 Agonist and TransCon IL-2 ß/, are now in clinical development.

TransCon TLR7/8 Agonist for sustained localized release

TransCon TLR7/8 Agonist is an investigational long-acting prodrug, designed for sustained release of resiquimod, a small molecule agonist of TLR 7 and 8. It is designed to provide sustained and potent activation of the innate immune system in the tumor and tumor draining lymph node for weeks following a single intratumoral injection and to have a low risk of systemic toxicity. The transcendIT-101 Trial, a Phase 1/2 clinical trial to evaluate the safety and efficacy of TransCon TLR7/8 Agonist in locally advanced or metastatic solid tumors, alone or in combination with pembrolizumab, is enrolling patients in four indication-specific cohorts.

In October 2022, we announced completion of the dose-escalation portion and selection of the recommended Phase 2 dose in transcendIT-101. In the current portion of the trial, the recommended Phase 2 dose of TransCon TLR7/8 Agonist is being evaluated in four cohorts focused on cancers where increased TLR activity has potential to improve innate and adaptive immune activation and host defense against cancers. The cohorts include head and neck squamous-cell carcinoma; other HPV-associated cancers; melanoma; and cutaneous squamous cell carcinoma. In this portion of the study, all participants will be treated every three weeks with intratumoral TransCon TLR7/8 Agonist in combination with intravenous pembrolizumab. Limits on prior lines of therapy vary by cohort.

TransCon IL-2 ß/ for sustained systemic release

TransCon IL-2 / is an investigational long-acting prodrug designed to improve cancer immunotherapy through sustained release of an IL-2 variant that selectively activates IL-2Rß/, with minimal binding to IL-2Rα. The Phase 1/2 IL-ßeliee Trial evaluating TransCon IL-2 / monotherapy in patients with advanced cancer is enrolling patients in dose escalation cohorts. During the second quarter of 2022, we dosed the first patient in the combination dose escalation cohort for TransCon IL-2 / and checkpoint inhibitor, in the IL-ßeliee Trial. Results from monotherapy dose escalation are expected during the first quarter of 2023 with dose escalation, combination therapy results expected during the third quarter of 2023.

Other Development Plans

We believe that a combination TransCon TLR7/8 Agonist and TransCon IL-2 / may have the potential to produce greater anti-tumor activity than either candidate alone. We plan to evaluate clinical activity of the combination of TransCon TLR7/8 Agonist and TransCon IL-2 / in 2023.

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

TransCon Product Candidates—Ophthalmology

Market Opportunity in Ophthalmology

According to the Centers for Disease Control and Prevention, more than four million Americans aged 40 years and older are either legally blind or are with low vision. Age related eye diseases such as age-related macular degeneration, cataract, diabetic retinopathy, and glaucoma are the leading causes of blindness and low vision. Advances in technology have resulted in new treatment options for disorders such as wet AMD, diabetic macular edema, and retinal vein occlusion. Through intravitreal injections, medication is placed directly into a space in the back of the eye called the vitreous cavity.

The use of anti-vascular endothelial growth factor (“anti-VEGF”) agents have transformed the treatment of wet AMD. Clinical studies have shown that anti-VEGF treatments are very successful in preventing vision loss as a result of wet AMD and may help to regain some lost vision. However, anti-VEGF treatment require repetitive intravitreal injections representing a high treatment burden for the patients. Lack of adherence and undertreatment remains a significant issue in real-world outcomes, and extending treatment duration remains a key unmet medical need. Intravitreal treatments represent an established, well-understood, and high-value therapeutic category, characterized by high unmet medical need. We estimate the global market for ophthalmology treatments exceeds $10 billion and is primed for disruption.

Our Solution: TransCon Technologies for Ophthalmology

TransCon Hydrogel platform has been designed to provide sustained levels of a drug at a localized site. It is designed to allow for prolonged, continuous release over months. In vivo data demonstrated that the TransCon Hydrogel platform provided continuous local drug release over at least six months supporting twice yearly administration. By reducing the frequency of intravitreal injection, we believe the TransCon Hydrogel platform could potentially increase patient adherence and persistence resulting in better outcomes.

Development of TransCon Ophthalmology Pipeline Candidates

TransCon RBZ (ranibizumab) has been selected as our lead pipeline candidate for ophthalmology. Lucentis® (ranibizumab) was first approved by the FDA in 2006 for the treatment of wet AMD. It has been studied extensively, and demonstrated efficacy following sustained infusion from an implantable osmotic minipump. Thus, we believe ranibizumab represents a clinically validated parent drug which we believe provides lower development risk compared to new candidate discovery.

In addition to TransCon RBZ, additional product candidates are under evaluation.

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

Strategic Investment

VISEN Pharmaceuticals

In November 2018, we announced the formation of VISEN, a company established to develop and commercialize our endocrinology rare disease therapies in the People’s Republic of China, Hong Kong, Macau, and Taiwan (“Greater China”). In connection with the formation of VISEN, we granted VISEN exclusive rights to develop and commercialize certain product candidates based on our proprietary TransCon technologies, including TransCon hGH, TransCon PTH and TransCon CNP, in Greater China for use in all human indications, subject to certain exceptions. As consideration for the rights granted to VISEN, we received 50% ownership in the outstanding shares of VISEN and concurrently with the rights we granted to VISEN, entities affiliated with Vivo Capital and Sofinnova Ventures purchased shares in VISEN for an aggregate purchase price of $40 million in cash. In January 2021, we invested additional $12.5 million in VISEN as part of VISEN’s $150 million Series B financing. Following the Series B financing, we retained 43.93% of VISEN’s issued and outstanding shares.

In November 2022, VISEN announced results from its pivotal Phase 3 study of TransCon hGH in children with GHD in China. The trial achieved its primary endpoint; patients treated with TransCon hGH demonstrated greater annualized height velocity at 52-weeks (p=0.0010) compared to patients treated with daily growth hormone with comparable safety and tolerability to daily growth hormone.

In June 2022, VISEN announced it had completed enrollment of the Phase 3 PaTHway China Trial of TransCon PTH. Results from PaTHway China are expected in first quarter of 2023.

In January 2021, China’s National Medical Products Administration approved VISEN’s application to conduct the ACcomplisH China Trial, a randomized, double-blind, placebo-controlled, Phase 2 dose expansion trial to evaluate the safety and efficacy of TransCon CNP in subjects with ACH. The aim is to enable patients to have continuous CNP exposure aiming to promote bone growth and ameliorate and prevent complications and comorbidities of ACH.

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

The purpose of our investment in VISEN is to support our strategy to extend our endocrinology rare disease portfolio globally and establish a presence in China in partnership with collaborators who have significant experience and knowledge of the biopharmaceutical opportunity in China.

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

We will provide product supply to VISEN for use in conducting clinical trials in Greater China pursuant to separate clinical supply agreements entered into concurrently with the Rights Agreements in accordance with the terms and conditions set forth therein. Additionally, we may enter into a commercial supply agreement governing commercial supply of licensed product to VISEN on the terms and conditions set forth in the Rights Agreements.

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

Our contract suppliers manufacture drug substance and finished drug product for our TransCon product candidates for clinical trial use in effort to comply with current good manufacturing practice (“cGMP”) and applicable local regulations. cGMP and similar regulations include requirements relating to organization of personnel; buildings and facilities; equipment; control of components and drug product containers and closures; production and process controls; packaging and labeling controls; holding and distribution; laboratory controls; records and reports; and returned or salvaged products. The manufacturing facilities for our products must be in compliance with cGMP requirements, and for device and device components, the Quality System Regulation (“QSR”) requirements, before any product is approved. Our third-party manufacturers may also be subject to periodic inspections of facilities by the FDA, the EU member states competent authorities, and other authorities, including reviews of procedures and operations used in the testing and manufacture of our products to assess our compliance with applicable regulations.

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

NOF Manufacturing and Supply Agreement Related to TransCon hGH

On December 21, 2017, we entered into a multi-year Manufacturing and Supply Agreement (the “NOF Agreement”) with NOF Corporation (“NOF”). Under the NOF Agreement, NOF has agreed to manufacture and supply the mPEG Linker (the “NOF hGH Product”) for our TransCon hGH product candidate. We have agreed to purchase certain quantities of NOF hGH Product.

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

The NOF Agreement contains, among other provisions customary representations and warranties by us and NOF, grants of certain limited license rights related to either party’s intellectual property in connection with the manufacturing and supply of NOF hGH Product, certain indemnification rights in favor of both parties and customary confidentiality provisions.

NOF Manufacturing and Supply Agreement Related to TransCon PTH

On August 31, 2020, we entered into a multi-year Manufacturing and Supply Agreement (the “NOF PTH Agreement”) with NOF. Under the NOF PTH Agreement, NOF has agreed to manufacture and supply the PEG maleimide (the “NOF PTH Product”) for our TransCon PTH product candidate. We have agreed to purchase certain quantities of NOF PTH Product. We may purchase NOF PTH Product from other manufacturers and are not obligated to purchase NOF PTH Product from NOF, other than certain quantities that have been forecasted by us in accordance with a mandatory rolling forecast that we must deliver to NOF from time to time.

The NOF PTH Agreement is effective as of August 31, 2020. The initial term of the NOF PTH Agreement terminates on December 31, 2027 unless earlier terminated. After the expiration of the initial term of the NOF PTH Agreement, the NOF PTH Agreement continues until it is terminated. The NOF PTH Agreement may be terminated (i) by either party for the other party’s assignment for the benefit of creditors, insolvency, bankruptcy, liquidation, dissolution, or the taking of any action by the other party under an act for relief from creditors, (ii) by either party for the other party’s uncured material breach, (iii) by us after the initial term of the NOF PTH Agreement with advance written notice, (iv) by NOF after the initial term of the NOF PTH Agreement with advance written notice, (v) by mutual agreement of the parties, or (vi) by us in the event of a change of fifty percent or more of the direct or indirect ownership of NOF or manufacturing facilities relevant to the NOF PTH Agreement, if such ownership goes to any of a pre-defined list of third parties. In addition, the NOF PTH Agreement may be terminated by NOF in the event of a change of fifty percent or more of the direct or indirect ownership of Ascendis, if such ownership goes to any of a pre-defined list of third parties. The NOF PTH Agreement may also be terminated by either party for a continuing event of force majeure.

The NOF PTH Agreement contains, among other provisions, customary representations and warranties by us and NOF, grants of certain limited license rights related to either party’s intellectual property in connection with the manufacturing and supply of NOF PTH Product, certain indemnification rights in favor of both parties and customary confidentiality provisions.

Carbogen Manufacturing and Supply Agreement Related to TransCon hGH

On October 26, 2018, we entered into a multi-year Manufacturing and Supply Agreement (the “Carbogen Agreement”) with Carbogen Amcis AG (“Carbogen”). Under the Carbogen Agreement, Carbogen has agreed to manufacture and supply Linker A (the “Carbogen Product”) for our TransCon hGH product candidate. We may purchase Linker A from other manufacturers and are not obligated to purchase Carbogen Product from Carbogen, other than certain quantities that have been forecasted by us in accordance with a mandatory rolling forecast that we must deliver to Carbogen from time to time.

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

Carbogen Manufacturing and Supply Agreement Related to TransCon PTH

On May 27, 2021, we entered into a multi-year Manufacturing and Supply Agreement (the “Carbogen PTH Agreement”) with Carbogen. Under the Carbogen PTH Agreement, Carbogen has agreed to manufacture and supply Linker F (the “Carbogen PTH Product”) for our TransCon PTH product candidate. We may purchase Carbogen PTH Product from other manufacturers and are not obligated to purchase Carbogen PTH Product from Carbogen, other than certain quantities that have been forecasted by us in accordance with a mandatory rolling forecast that we must deliver to Carbogen from time to time.

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

The Medicom Agreement is effective as of January 12, 2017. The term of the Medicom Agreement terminates on June 30, 2025 (“Medicom Initial Term”) unless earlier terminated or unless extended unilaterally by us, with notice of extension to be given no later than June 30, 2024, by five years until June 30, 2030 (“Extended Term”) after which date it shall continue indefinitely unless terminated. The Medicom Agreement may be terminated (i) by either party for the other party’s bankruptcy or insolvency-related events, (ii) by either party for the other party’s uncured material breach, (iii) by us by not extending the Medicom Initial Term into the Extended Term, (iv) by Medicom after the Extended Term of the Medicom Agreement with two year’s advance written notice or by us after the Extended Term of the Medicom Agreement with one year’s advance notice, or (v) by Medicom if we purchase less than an agreed volume of the Medicom Product (provided that we may avoid such termination by paying Medicom’s lost profits up to such agreed minimum volume). In addition, the Medicom Agreement may be terminated by us in the event of a change of control of Medicom, if such control goes to a third-party materially involved in the treatment of certain defined endocrinology diseases in humans. In all events of termination Medicom is obligated to support a tech transfer of manufacture of Medicom Product to an alternate supplier.

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

Fujifilm Commercial Supply Agreement

On January 9, 2019, we entered into a multi-year Commercial Supply Agreement (the “Fujifilm Agreement”) with Fujifilm Diosynth Biotechnologies UK Ltd. (“Fujifilm”). Under the Fujifilm Agreement, Fujifilm has agreed to manufacture and supply TransCon hGH Drug Substance (the “Fujifilm Product”) for our TransCon hGH product candidate. We may purchase TransCon hGH Drug Substance from other manufacturers and are not obligated to purchase Fujifilm Product from Fujifilm.

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

Sharp Corporation Packaging and Supply Agreement

On December 1, 2019 we entered into a multi-year packaging agreement (the “Sharp Agreement”) with Sharp Corporation (“Sharp”). Under the Sharp Agreement, Sharp will package, assemble, and label TransCon hGH for commercial use in certain territories, including the United States and the EU. We are non-exclusive to Sharp and may engage other manufacturers to package, assemble, and label TransCon hGH but we are obligated to meet certain minimum spend requirements for TransCon hGH during the first 12-month period after first shipment of TransCon hGH for commercial sale after regulatory approval thereof.

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

We are aware that other companies are developing or evaluating enhanced drug delivery and sustained release technologies, which may be competitive with our TransCon technologies. In particular, we believe Nektar Therapeutics, OPKO Health, Inc., ProLynx LLC, MBX Biosciences and Serina Therapeutics, Inc. are developing technology platforms in the areas of enhanced drug delivery and reversible linkers that may be competitive with our TransCon technologies. We also expect that technological developments will occur at a rapid rate and that competition is likely to intensify as various enhanced delivery and sustained released technologies may achieve similar advantages.

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

Our success will depend on our ability to obtain and maintain patent and other proprietary protection for commercially important technology, inventions and know-how related to our business, defend and enforce our patents, preserve the confidentiality of our trade secrets and operate without infringing the valid and enforceable patents and proprietary rights of third-parties. For more information, please see “Item 3 D. Key Information—Risk Factors—Risks Related to Our Intellectual Property.”

As of December 31, 2022, we own a total of 83 patent families, of which 12 are currently in their priority year or international phase and we own several granted patents in the United States (42), Europe (27), Australia (39), Brazil (7), Canada (23), China (15), Israel (13), Indonesia (3), India (6), Korea (5), Malaysia (6), New Zealand (5), Japan (33), Mexico (14), Singapore (8), Russia (16), the United Arab Emirates (1) and South Africa (19) and have approximately 520 pending national/regional applications in a total of 26 jurisdictions (excluding the member states of the European Patent Convention in which our European patents were validated and Hong Kong, to which our EP and CN patents are extended).

So far none of our granted patents has been subject to opposition proceedings, appeals or similar actions aiming at revoking or restricting the scope of a granted patent.

The patent portfolios for the fields containing our most advanced product candidates as of December 31, 2022 are summarized below and the expected expiration dates included in the summary below do not give effect to patent term extensions that may be available.

TransCon hGH

Our patent portfolio related to TransCon hGH includes seven patent families relating to different aspects of TransCon hGH and an additional ten patent families covering various aspects of the auto-injector device for administration of TransCon hGH. The first of these patent families is a composition of matter patent family directed to the particular stoichiometry of TransCon hGH and a related TransCon carrier. As of December 31, 2022, this patent family included patents granted in Europe and the United States. We expect any patents granted in this patent family to expire in October 2024, absent any patent term adjustments or extensions.

The second of these patent families is a composition of matter patent family directed to a TransCon linker used in TransCon hGH. As of December 31, 2022, this patent family included patents granted in the United States, Europe, Australia, Brazil, Canada, Japan and Mexico and included a patent application in the United States. We expect any patents granted in this patent family to expire in March 2025, absent any patent term adjustments or extensions.

The third of these patent families is a composition of matter patent family directed to a broad class of TransCon hGH lead candidate structures. As of December 31, 2022, this patent family included patents granted in the United States, Europe, Australia, Brazil, Canada, China, Israel, India, Japan, Mexico, Russia and South Africa and included patent applications in Europe, the United States, Brazil and Russia. We expect any patents granted in this patent family to expire in April 2029, absent any patent term adjustments or extensions.

The fourth of these patent families is a composition of matter patent family directed to specific dry pharmaceutical compositions comprising TransCon hGH. As of December 31, 2022, this patent family included patents granted in the United States, Europe, Australia, Brazil, Canada, India, Israel, Mexico, Singapore and South Africa and included a patent application in Brazil. We expect any patents granted in this patent family to expire in December 2030, absent any patent term adjustments or extensions.

The fifth of these patent families is a composition of matter patent family directed to a broad class of TransCon hGH lead candidate structures. As of December 31, 2022, this patent family included patents granted in the United States, Australia, Europe, Japan, Russia, Singapore and South Africa and patent applications in the United States, Europe, Australia, Brazil, Canada, Israel, Japan, South Korea, Mexico, New Zealand, Russia and Singapore. We expect any patents granted in this patent family to expire in November 2035, absent any patent term adjustments or extensions. The EP patent in this family was also used as a basis for requesting a supplementary protection certificate (“SPC”) for SKYTROFA in Austria, Belgium, Bulgaria, Cyprus, Czech Republic, Germany, Denmark, Estonia, Spain, Finland, France, Great Britain, Greece, Croatia, Hungary, Ireland, Iceland, Italy, Lithuania, Luxemburg, Latvia, Malta, The Netherlands, Norway, Poland, Portugal, Romania, Sweden, Slovenia and Slovakia. An SPC was already granted in Cyprus, Italy, Malta, The Netherlands and Slovenia, with an expiration date of January 16, 2037.

The sixth of these patent families is directed to a particular dosage regimen for long-acting growth hormone formulations. As of December 31, 2022, this patent family included a granted patent in Europe and patent applications in the United States and in Europe. We expect any patents granted in this patent family to expire in November 2035, absent any patent term adjustments or extensions.

The seventh of these patent families is directed to potential superior efficacy achieved with TransCon hGH treatment. As of December 31, 2022, this patent family included patent applications in the United States, Europe, Australia, Canada, China, Israel, Japan, Mexico and Singapore. We expect any patents granted in this family to expire in March 2040, absent any patent term adjustments or extensions.

Seven of the ten patent families covering the auto-injector device with a filing date of December 29, 2016, include patent applications in the United States, Europe, Australia, Canada, Japan and New Zealand and six granted patents in the United States, three granted patents in Europe, seven granted patents in Australia, and seven granted patents in Japan as of December 31, 2022. We expect any patents granted from these patent families to expire in December 2036, absent any patent term adjustments or extensions. As of December 31, 2022 the two patent families covering the auto-injector device with a filing date of May 23, 2018 and June 29, 2018, respectively, include patent applications in the United States, Europe, the United Arab Emirates, Australia, Brazil, Canada, China, Indonesia, Israel, India, Japan, South Korea, Mexico, Malaysia, New Zealand, Russia, Singapore and South Africa and two granted patents in China, one granted patent in Japan, two granted patents in Russia, one granted patent in Indonesia and one granted patent in South Africa. We expect any patents granted from these patent families to expire in March and June 2038, respectively, absent any patent term adjustments or extensions. The last patent family is currently in its international phase and also has one pending patent application in Taiwan. We expect any patents granted from this patent family to expire in September 2042, absent any patent term adjustments or extensions.

In addition to the SPCs, three requests for a patent term extension (“PTE”) for SKYTROFA were filed based on one granted U.S. patent from the third patent family and two granted patents from the fourth patent family, from which one will be selected for the PTE upon allowance. For two of the three requests a preliminary assessment that the patents would be eligible for extension was received from FDA.

TransCon PTH

Our patent portfolio related to TransCon PTH includes eleven patent families relating to different aspects of TransCon PTH. The first of these patent families is a composition of matter patent family directed to the TransCon linker used in TransCon PTH. As of December 31, 2022, this patent family included granted patents in the United States, Europe, the United Arab Emirates, Australia, Canada, China, Israel, Japan, Mexico, Russia and South Africa and included patent applications in Europe, the United States, Brazil and Russia. We expect any patents granted in this family to expire in January 2029, absent any patent term adjustments or extensions.

The second of these patent families is a composition of matter patent family directed to a broad class of TransCon PTH candidate structures. As of December 31, 2022, this patent family included patent applications in the United States, Europe, Australia, Brazil, Canada, China, Indonesia, Israel, India, Japan, South Korea, Mexico, Malaysia, New Zealand, Russia, Singapore and Thailand and granted patents in Australia, China, Japan, Korea, Russia, and South Africa. We expect any patents granted in this patent family to expire in February 2037, absent any patent term adjustments or extensions.

The third and fourth of these patent families are method of treatment patent families directed to a particular dosage regimen. As of December 31, 2022, one of these patent families includes patent applications in the United States, Europe, Australia, Brazil, Canada, China, Israel, Indonesia, Japan, South Korea, Mexico, Malaysia, New Zealand, Russia, Singapore and Thailand and a granted patent in Russia and South Africa. The other one of these patent families includes patent applications in the United States, Europe, Australia, Canada, China and Japan and a granted patent in China and Japan. We expect any patents granted in this patent family to expire in September 2037, absent any patent term adjustments or extensions.

The fifth of these patent families is a composition of matter family directed to PTH compounds exhibiting a beneficial pharmacokinetic profile. As of December 31, 2022, this patent family includes patent applications in the United States, Europe, Australia, Brazil, Canada, China, Israel, Japan, South Korea, Mexico, New Zealand, Russia and Singapore and a granted patent in Japan, Russia and South Africa. We expect any patents granted in this patent family to expire in September 2037, absent any patent term adjustments or extensions.

The sixth patent family relates to a starting dose for treatment with reversible PTH conjugates. As of December 31, 2022, this patent family includes patent applications in the United States, Europe, Australia, Brazil, Canada, China, Indonesia, Israel, Japan, South Korea, Mexico, Malaysia, New Zealand, Russia, Singapore, Thailand and South Africa. We expect any patents granted from this patent family to expire in May 2039, absent any patent term adjustments or extensions.

The seventh patent family relates to a pharmaceutical composition comprising reversible PTH conjugates. As of December 31, 2022, this patent family includes patent applications in the United States, Europe, Australia, Brazil, Canada, China, Indonesia, Israel, India, Japan, South Korea, Mexico, Malaysia, New Zealand, the Philippines, Russia, Singapore, Taiwan, Thailand, Vietnam and South Africa. We expect any patents granted from this patent family to expire in February 2040, absent any patent term adjustments or extensions.

The eighth and ninth patent families relate to a method of titrating hypoparathyroidism patients off of standard of care within four weeks from the beginning of daily treatment with a PTH compound and the treatment of the physical and mental well-being of hypoparathyroidism patients, respectively. As of December 31, 2022, the eighth family includes patent applications in the United States, Europe, Australia, Brazil, Canada, China, Indonesia, Israel, Japan, South Korea, Mexico, Malaysia, New Zealand, Russia, Singapore and South Africa. The ninth patent family is in Patent Cooperation Treaty phase. We expect any patents granted from this patent family to expire in September 2041, absent any patent term adjustments or extensions.

The tenth patent family relates to a reduction in bone mineral density in patients having increased bone mineral density. As of December 31, 2022, this patent family is in Patent Cooperation Treaty phase. We expect any patents granted from this patent family to expire in September 2042, absent any patent term adjustments or extensions.

The eleventh patent family covers treatment of hypoparathyroidism initially with a long-acting PTH compound, followed by treatment with an ultra-long-acting PTH compound. As of December 31, 2022, this patent family is in its priority year. We expect any patents granted from this patent to expire in September 2042, absent any patent term adjustments or extensions.

TransCon CNP

Our patent portfolio related to TransCon CNP includes thirteen patent families relating to different aspects of TransCon CNP. The first of these patent families is a composition of matter patent family directed to the particular stoichiometry of TransCon CNP and a related TransCon carrier. As of December 31, 2022, this patent family included patents granted in Europe and the United States and a patent application in Europe. We expect any patents granted in this patent family to expire in October 2024, absent any patent term adjustments or extensions.

The second of these patent families is a composition of matter patent family directed to the TransCon linker used in TransCon CNP. As of December 31, 2022, this patent family included granted patents in the United States, Europe, the United Arab Emirates, Australia, Brazil, Canada, China, Israel, Japan, Mexico and South Africa and included patent applications in Europe, the United States, Brazil, Mexico and Russia. We expect any patents granted in this family to expire in January 2029, absent any patent term adjustments or extensions.

The third of these patent families is a composition of matter patent family directed to a broad class of TransCon CNP candidate structures. As of December 31, 2022, this patent family included patent applications in the United States, Europe, Australia, Brazil, Canada, Israel, India, Japan, South Korea, Mexico, Malaysia, New Zealand, Russia, Singapore and Thailand and a granted patent in China, Russia, Singapore and South Africa. We expect any patents granted in this patent family to expire in January 2036, absent any patent term adjustments or extensions.

The fourth to the ninth patent families are composition of matter patent families directed various CNP compounds having beneficial properties. As of December 31, 2022, the first one of these six patent families included patent applications in the United States, Europe, Australia, Canada, Japan, Mexico and New Zealand and granted patents in the United States, Australia, Japan and South Africa. As of December 31, 2022, the second one included patent applications in the United States, Europe, Australia, Canada, Japan and New Zealand and a granted patent in the United States, Europe, Australia, Japan, and South Africa. As of December 31, 2022, the third one included patent applications in the United States, Europe, Australia, Brazil, Canada, China, Indonesia, Israel, India, Japan, South Korea, Mexico, Malaysia, New Zealand and Singapore and a granted patent in the United States, Australia, China, Israel, Japan, and South Africa. As of December 31, 2022, the fourth one included patent applications in the United States, Europe, Australia, Canada, Israel and New Zealand and a granted patent in the United States and Australia. As of December 31, 2022, the fifth one included patent application in the United States, Europe, Australia, Brazil, Canada, China, Israel, South Korea, New Zealand and Singapore and a granted patent in the United States, Australia, China, and South Korea. As of December 31, 2022, the sixth one included patent applications in the United States, Europe, Australia, Canada, Israel and New Zealand and a granted patent in the United States. We expect any patents granted in these patent families to expire in January 2037, absent any patent term adjustments or extensions.

The tenth patent family covers a combination therapy of TransCon CNP. As of December 31, 2022, this patent family includes patent applications in the United States, Europe, Australia, Brazil, Canada, Indonesia, Israel, South Korea, Malaysia, New Zealand, Singapore and Thailand and a granted patent in China, Israel, Japan, Mexico, Russia, Singapore and South Africa. We expect any patents granted from this patent family to expire in September 2037, absent any patent term adjustments or extensions.

The eleventh patent family relates to a pharmaceutical composition comprising reversible CNP conjugates. As of December 31, 2022, this patent family includes patent applications in the United States, Europe, Australia, Brazil, Canada, China, Indonesia, Israel, India, Japan, South Korea, Mexico, Malaysia, New Zealand, the Philippines, Russia, Singapore, Taiwan, Thailand, Vietnam and South Africa. We expect any patents granted from this patent family to expire in February 2040, absent any patent term adjustments or extensions.

The twelfth patent family relates to a pharmacologically effective dose of TransCon CNP. As of December 31, 2022, this patent family was in Patent Cooperation Treaty phase. We expect any patents granted from this patent family to expire in December 2042, absent any patent term adjustments or extensions.

The thirteenth patent family relates to a liquid formulation of TransCon CNP. As of December 31, 2022, this patent family was in its priority year. We expect any patents granted from this patent family to expire in May 2043, absent any patent term adjustment or extensions.

TransCon TLR7/8

As of December 31, 2022, our patent portfolio related to TransCon TLR7/8 includes seven patent families. The first patent family relates to hydrogels, which are first synthesized and subsequently loaded with drug-linker conjugates. As of December 31, 2022, this patent family included granted patents in the United States and in Europe. We expect any patents granted in these patent families to expire in July 2025, absent any patent term adjustments or extensions.

The second patent family relates to a specific class of PEG-based hydrogels. As of December 31, 2022, this patent family included granted patents in the United States, Europe, Australia, Brazil, Canada, China, Indonesia, Israel, India, Japan, South Korea, Mexico, Malaysia, New Zealand, Russia, Singapore and South Africa and patent applications in the United States, Europe and Thailand. We expect any patents granted in this patent family to expire in July 2030, absent any patent term adjustments or extensions.

The third patent family relates to a broad class of TransCon TLR7/8 candidate structures. As of December 31, 2022, this patent family included patent applications in the United States, Europe, Argentina, the United Arab Emirates, Australia, Brazil, Canada, China, Eurasia, Egypt, Indonesia, Israel, India, Japan, South Korea, Mexico, Malaysia, New Zealand, the Philippines, Singapore, Taiwan, Thailand, Vietnam and South Africa. The fourth to sixth patent families relate to TransCon TLR7/8 compounds having beneficial properties. As of December 31, 2022, the fourth patent family included patent applications in the United States, Europe, Australia, Canada, Israel and Singapore. The fifth patent included as of December 31, 2022, patent applications in the United States, Europe, Australia, Brazil, Canada, China, Israel, Japan, South Korea, Mexico, Russia, Singapore and South Africa. As of December 31, 2022, the sixth patent family included patent applications in the United States, Europe, Australia, Canada, Israel and Singapore. We expect any patents granted in all four of these patent families to expire in January 2040, absent any patent term adjustments or extensions.

The seventh patent family relates to a pharmaceutical dose of TransCon TLR7/8. As of December 31, 2022, this application was in Patent Cooperation Treaty phase. We expect any patents granted from this patent family to expire in December 2042, absent any patent term adjustments or extensions.

TransCon IL-2

As of December 31, 2022, our patent portfolio related to TransCon IL-2 includes three patent families. The first of these patent families is a composition of matter patent family directed to a TransCon linker used in TransCon IL-2. As of December 31, 2022, this patent family included patents granted in the United States, Europe, Australia, Brazil, Canada, Japan and Mexico and included a patent application in the United States. We expect any patents granted in this patent family to expire in March 2025, absent any patent term adjustments or extensions.

The second and third patent family are composition of matter patent families directed to a broad class of TransCon IL-2 lead candidate structures. As of December 31, 2022, the second patent family included patent applications in the United States, Europe, Australia, Brazil, Canada, China, Indonesia, Israel, India, Japan, South Korea, Mexico, Malaysia, New Zealand, Russia, Singapore, Thailand and South Africa. We expect any patents granted in this patent family to expire in March 2039. As of December 31, 2022, the third patent family included patent applications in the United States, Europe, Argentina, the United Arab Emirates, Australia, Brazil, Canada, China, Eurasia, Egypt, Indonesia, Israel, India, Japan, South Korea, Mexico, Malaysia, New Zealand, the Philippines, Singapore, Taiwan, Thailand, Vietnam and South Africa. We expect any patents granted in this patent family to expire in June 2041, absent any patent term adjustments or extensions.

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

Laws and Regulations Regarding Patent Terms

The term of individual patents depends upon the legal term of the patents in the countries in which they are obtained. In most countries in which we file, the patent term is 20 years from the earliest date of filing a non-provisional patent application. In the United States, a patent term may be shortened if a patent is terminally disclaimed over another patent or if there are delays in patent prosecution by the patentee. A patent’s term may be lengthened by a patent term adjustment, which compensates a patentee for administrative delays by the United States Patent and Trademark Office in granting a patent. The patent term of a European patent is 20 years from its filing date, which, unlike in the United States, is not subject to patent term adjustments.

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

Government Regulation and Product Approval

Government authorities in the United States, at the federal, state and local level, and in other countries extensively regulate, among other things, the research, development, testing, manufacture, including any manufacturing changes, safety surveillance, efficacy, quality control, packaging, storage, recordkeeping, labeling, advertising, promotion, distribution, marketing, sale, import, export and the reporting of safety and other post-market information of pharmaceutical and medical device products such as those we are developing. A new drug must be approved by the FDA through the NDA process and a new biologic must be licensed by the FDA through the BLA process before it may be legally marketed in the United States. Our product candidates will be subject to similar requirements in other countries prior to marketing in those countries. The processes for obtaining regulatory approvals in the United States, the EU and in other foreign countries, along with subsequent compliance with appropriate federal, state, local and foreign statutes and regulations, require the expenditure of substantial time and resources.

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

The process required by the FDA before a drug or biologic may be marketed in the United States generally involves the following:

•
completion of preclinical laboratory tests, animal studies and formulation studies in compliance with the FDA’s Good Laboratory Practice (“GLP”) regulations;
•
submission to the FDA of an IND which must become effective before human clinical trials may begin;
•
approval by an independent institutional review board (“IRB”), at each clinical site before each trial may be initiated;
•
performance of adequate and well-controlled human clinical trials in accordance with good clinical practice (“GCP”), requirements to establish the safety and efficacy of the proposed drug or biological product for each indication;
•
submission to the FDA of an NDA or BLA after completion of all pivotal clinical trials;
•
satisfactory completion of an FDA advisory committee review, if applicable;
•
satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product is produced to assess compliance with cGMP, requirements and to assure that the facilities, methods and controls are adequate to preserve the drug’s or biologic’s identity, strength, quality and purity and of selected clinical investigation sites to assess compliance with GCP; and
•
FDA review and approval of the NDA or BLA to permit commercial marketing of the product for particular indications for use in the United States.

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

Clinical Trials

Clinical trials involve the administration of the investigational pharmaceutical product to human subjects under the supervision of qualified investigators in accordance with GCP requirements, which include the requirement that all research subjects provide their informed consent in writing for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the trial, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. While the IND is active, progress reports summarizing the results of the clinical trials and nonclinical studies performed since the last progress report, among other information, must be submitted at least annually to the FDA. In addition, written safety reports regarding serious and unexpected suspected adverse events, findings from other studies suggesting a significant risk to humans exposed to the same or similar pharmaceutical products, findings from animal or in vitro testing suggesting a significant risk to humans, and any clinically important increased incidence of a serious suspected adverse reaction compared to that listed in the protocol or investigator brochure must be submitted to the FDA.

Furthermore, an IRB at each institution participating in the clinical trial must review and approve the plan for any clinical trial before it commences at that institution. Some studies also include oversight by an independent group of qualified experts organized by the clinical study sponsor, known as a data safety monitoring board, which provides authorization for whether or not a study may move forward at designated check points based on access to certain data from the study and may halt the clinical trial if it determines that there is an unacceptable safety risk for subjects or other grounds, such as no demonstration of efficacy. Depending on its charter, this group may determine whether a trial may move forward at designated check points based on access to certain data from the trial. The FDA or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients. Information about certain clinical trials must be submitted within specific timeframes to the NIH, for public dissemination on their www.clinicaltrials.gov website.

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

In some cases, the FDA may require, or sponsors may voluntarily pursue, additional clinical trials after a product is approved to gain more information about the product. These so-called Phase 4 studies may be conducted after initial marketing approval, and may be used to gain additional experience from the treatment of patients in the intended therapeutic indication. In certain instances, the FDA may mandate the performance of Phase 4 clinical trials as a condition of approval of an NDA or BLA.

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

The FDA conducts a preliminary review of all NDAs and BLAs within the first 60 days after submission, before accepting them for filing, to determine whether they are sufficiently complete to permit substantive review. The FDA may request additional information rather than accept an NDA or BLA for filing. In this event, the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review. The FDA reviews an NDA to determine, among other things, whether the drug is safe and effective and whether the facility in which it is manufactured, processed, packaged or held meets standards designed to assure the product’s continued safety, quality and purity. The FDA reviews a BLA to determine, among other things, whether the product is safe, pure and potent (which are analogous to the NDA safety and effectiveness requirements) and the facility in which it is manufactured, processed, packed or held meets standards designed to assure the product’s continued safety, purity and potency.

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

Regulation of Combination Products in the United States

Certain products are comprised of components, such as drug components and device components, that would normally be subject to different regulatory frameworks by the FDA and frequently regulated by different centers at the FDA. These products are known as combination products. Under the FDCA, the FDA is charged with assigning a center with primary jurisdiction, or a lead center, for review of a combination product. The determination of which center will be the lead center is based on the “primary mode of action” of the combination product. Thus, if the primary mode of action of a drug-device combination product is attributable to the drug product, the FDA center responsible for premarket review of the drug product would have primary jurisdiction for the combination product. The FDA has also established the Office of Combination Products to address issues surrounding combination products and provide more certainty to the regulatory review process. That office serves as a focal point for combination product issues for agency reviewers and industry. It is also responsible for developing guidance and regulations to clarify the regulation of combination products, and for assignment of the FDA center that has primary jurisdiction for review of combination products where the jurisdiction is unclear or in dispute. A combination product with a primary mode of action attributable to the drug component generally would be reviewed and approved pursuant to the drug approval processes set forth in the FDCA or PHSA. In reviewing the NDA or BLA for such a product, however, FDA reviewers would consult with their counterparts in the FDA’s Center for Devices and Radiological Health to ensure that the device component of the combination product met applicable requirements regarding safety, effectiveness, durability and performance. In addition, under FDA regulations, combination products are subject to cGMP requirements applicable to both drugs and devices, including the QSR applicable to medical devices.

Expedited Development and Review Programs

The FDA offers a number of expedited development and review programs for qualifying product candidates. For example, the Fast Track program is intended to expedite or facilitate the process for reviewing new products that are intended to treat a serious or life-threatening disease or condition and demonstrate the potential to address unmet medical needs for the disease or condition. Fast Track designation applies to the combination of the product candidate and the specific indication for which it is being studied. The sponsor of a fast track product candidate has opportunities for more frequent interactions with the applicable FDA review team during product development and, once an NDA or BLA is submitted, the product candidate may be eligible for priority review. An NDA or BLA for a Fast Track product may also be eligible for rolling review, where the FDA may consider for review sections of the NDA or BLA on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the NDA or BLA, the FDA agrees to accept sections of the NDA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the NDA or BLA.

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

Any marketing application for a drug or biologic submitted to the FDA for approval, including a product candidate with a Fast Track designation and/or Breakthrough Therapy designation, may be eligible for other types of FDA programs intended to expedite the FDA review and approval process, such as priority review and accelerated approval. An NDA or BLA is eligible for priority review if the product candidate is designed to treat a serious or life-threatening disease or condition, and if approved, would provide a significant improvement in safety or effectiveness compared to available alternatives for such disease or condition. For new-molecular-entity NDAs or original BLAs, priority review designation means the FDA’s goal is to take action on the marketing application within six months of the 60-day filing date.

Additionally, product candidates studied for their safety and effectiveness in treating serious or life-threatening diseases or conditions may receive accelerated approval upon a determination that the product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. As a condition of accelerated approval, the FDA will generally require the sponsor to perform adequate and well-controlled confirmatory clinical studies to verify and describe the anticipated effect on irreversible morbidity or mortality or other clinical benefit. Products receiving accelerated approval may be subject to expedited withdrawal procedures if the sponsor fails to conduct the required confirmatory studies in a timely manner or if such studies fail to verify the predicted clinical benefit. In addition, the FDA currently requires as a condition for accelerated approval pre-approval of promotional materials, which could adversely impact the timing of the commercial launch of the product.

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

The FDA strictly regulates marketing, labeling, advertising and promotion of products that are placed on the market. A company can make only those claims relating to safety and efficacy, purity and potency that are in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses. Failure to comply with these requirements can result in, among other things, adverse publicity, warning letters, corrective advertising and potential civil and criminal penalties. Physicians may prescribe, in their independent professional medical judgement, legally available products for uses that are not described in the product’s labeling and that differ from those tested by us and approved by the FDA. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, restrict manufacturer’s communications on the subject of off-label use of their products. However, companies may share truthful and not misleading information that is otherwise consistent with a product’s FDA-approved labelling.

Orphan Drug Designation

Under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biological product intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States, or more than 200,000 individuals in the United States and for which there is no reasonable expectation that the cost of developing and making the product available in the United States for this type of disease or condition will be recovered from sales of the product in the United States. ODD must be requested before submitting an NDA or BLA. After the FDA grants orphan drug designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. ODD does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. ODD entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages and user fee waivers.

If a product that has orphan designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan drug exclusivity, which means that the FDA may not approve any other applications to market the same drug for the same disease or condition for seven years from the date of such approval, except in limited circumstances, such as a showing of clinical superiority to the product with orphan exclusivity or if the FDA finds that the holder of the orphan drug exclusivity has not shown that it can assure the availability of sufficient quantities of the orphan drug to meet the needs of patients with the disease or condition for which the drug was designated. Orphan drug exclusivity does not prevent the FDA from approving a different product for the same disease or condition or the same product for a different disease or condition.

A designated orphan drug may not receive orphan drug exclusivity if it is approved for a use that is broader than the disease or condition for which it received orphan designation. In addition, exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition.

Biosimilars and Exclusivity

The Affordable Care Act (“ACA”) includes a subtitle called the Biologics Price Competition and Innovation Act of 2009 (“BPCIA”), which created an abbreviated approval pathway for biological products that are biosimilar to or interchangeable with an FDA-licensed reference biological product. To date, relatively few biosimilars have been licensed under the BPCIA, although numerous biosimilars have been approved in Europe. The FDA has issued several guidance documents outlining an approach to review and approval of biosimilars. Biosimilarity, which requires that there be no clinically meaningful differences between the biological product and the reference product in terms of safety, purity, and potency, can be shown through analytical studies, animal studies, and a clinical study or studies. Interchangeability requires that a product is biosimilar to the reference product and the product must demonstrate that it can be expected to produce the same clinical results as the reference product in any given patient and, for products that are administered multiple times to an individual, the biologic and the reference biologic may be alternated or switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biologic.

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

Drug Product Exclusivity

Market exclusivity provisions authorized under the FDCA can delay the submission or the approval of certain marketing applications. The FDCA provides a five-year period of non-patent data exclusivity within the United States to the first applicant to obtain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not approve or even accept for review an abbreviated new drug application (“ANDA”), or an NDA submitted under Section 505(b)(2), submitted by another company for another drug based on the same active moiety, regardless of whether the drug is intended for the same indication as the original innovative drug or for another indication, where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement to one of the patents listed with the FDA by the innovator NDA holder.

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

Foreign Regulation

To market any product outside of the United States, we need to comply with numerous and varying regulatory requirements of other countries regarding safety and efficacy and governing, among other things, clinical trials, marketing authorisation, commercial sales and distribution of our products. The foreign regulatory approval process includes all of the risks associated with FDA approval set forth above, as well as additional country and region-specific regulation.

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

Non-clinical Studies and Clinical Trials

Similar to the United States, the various phases of non-clinical and clinical research in the EU are subject to significant regulatory controls.

Non-clinical studies are performed to demonstrate the health or environmental safety of new chemical or biological substances. Non-clinical studies (pharmaco-toxicological) must be conducted in compliance with the principles of GLP as set forth in EU Directive 2004/10/EC (unless otherwise justified for certain particular medicinal products – e.g., radio-pharmaceutical precursors for radio-labelling purposes). In particular, non-clinical studies, both in vitro and in vivo, must be planned, performed, monitored, recorded, reported and archived in accordance with the GLP principles, which define a set of rules and criteria for a quality system for the organizational process and the conditions for non-clinical studies. These GLP standards reflect the Organization for Economic Co-operation and Development requirements.

Clinical trials of medicinal products in the EU must be conducted in accordance with EU and national regulations and the International Conference on Harmonization (“ICH”), guidelines on GCP as well as the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki. If the sponsor of the clinical trial is not established within the EU, it must appoint an EU entity to act as its legal representative. The sponsor must take out a clinical trial insurance policy, and in most EU countries, the sponsor is liable to provide ‘no fault’ compensation to any study subject injured in the clinical trial.

The regulatory landscape related to clinical trials in the EU has been subject to recent changes. The EU Clinical Trials Regulation (“EU CTR”), repeals the EU Clinical Trials Directive, and was adopted in April 2014 and became applicable on January 31, 2022. Unlike a Directive, the EU CTR is directly applicable in all EU member states without the need for member states to further implement it into national law. The EU CTR notably harmonizes the assessment and supervision processes for clinical trials throughout the EU via the Clinical Trials Information System, which is a centralized EU portal and database.

While the Clinical Trials Directive required a separate clinical trial application (“CTA”), to be submitted in each member state in which the clinical trial takes place, to both the competent national health authority and an independent ethics committee, much like the FDA and IRB respectively, the EU CTR introduces a centralized process and only requires the submission of a single application for multi-center trials. The EU CTR allows sponsors to make a single submission to both the competent authority and an ethics committee in each member state, leading to a single decision per member state. The CTA must include, among other things, the trial protocol and an investigational medicinal product dossier containing information about the manufacture and quality of the medicinal product under investigation. The assessment procedure of the CTA has been harmonized as well, including a joint assessment by all member states concerned, and a separate assessment by each member state with respect to specific requirements related to its own territory, including ethics rules. Each member state’s decision is communicated to the sponsor via the centralized EU portal. Once the CTA is approved, clinical study development may proceed. One of the main aims of EU CTR is to increase transparency about clinical trials, which is done by making documents and data from the CTA publicly available through the Clinical Trials Information System at the time of decision about the clinical trial. There are few exceptions to this, and release of personal data and company confidential information is controlled through redaction and through requesting a trial-phase dependent deferral of disclosure.

The extent to which ongoing and new clinical trials will be governed by the EU CTR depends on the date of submission of the initial application, and whether the trial completes after the end of the transition period (31 January 2025). Clinical trials for which an application was submitted (i) prior to January 31, 2022 under the Clinical Trials Directive, or (ii) between January 31, 2022 and January 31, 2023 and for which the sponsor has opted for the application of the EU Clinical Trials Directive remain governed by said Directive until January 31, 2025. After this date, all clinical trials (including those which are ongoing) will become subject to the provisions of the CTR.

Medicines used in clinical trials must be manufactured in accordance with GMP. Other national and EU-wide regulatory requirements may also apply.

Marketing Authorisation

In order to market our future product candidates in the EU and many other foreign jurisdictions, we must obtain separate regulatory approvals. More concretely, in the EU, medicinal product candidates can only be commercialized after obtaining a marketing authorisation (“MA”). To obtain regulatory approval of a product candidate under EU regulatory systems, we must submit a MAA. The process for doing this depends, among other things, on the nature of the medicinal product. There are two types of MAs:

•
“Centralized MAs” are issued by the EC through the centralized procedure based on the opinion of the Committee for Medicinal Products for Human Use (“CHMP”) of the EMA, and are valid throughout the EU. The centralized procedure is compulsory for certain types of medicinal products such as (i) medicinal products derived from biotechnological processes, (ii) designated orphan medicinal products, (iii) advanced therapy medicinal products (“ATMPs”) (such as gene therapy, somatic cell therapy and tissue engineered products) and (iv) medicinal products containing a new active substance indicated for the treatment of certain diseases, such as HIV/AIDS, cancer, diabetes, neurodegenerative diseases or autoimmune diseases and other immune dysfunctions, and viral diseases. The centralized procedure is optional for products containing a new active substance not authorized in the EU before May 20, 2004, or that represent a significant therapeutic, scientific or technical innovation, or whose authorisation would be in the interest of public health in the EU.
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

Data and Marketing Exclusivity

In the EU, new products authorized for marketing (i.e., reference products) generally receive eight years of data exclusivity and an additional two years of market exclusivity upon MA. If granted, the data exclusivity period prevents generic and biosimilar applicants from relying on the preclinical and clinical trial data contained in the dossier of the reference product when applying for a generic or biosimilar MA in the EU during a period of eight years from the date on which the reference product was first authorized in the EU. The market exclusivity period prevents a successful generic or biosimilar applicant from commercializing its product in the EU until ten years have elapsed from the initial MA of the reference product in the EU. The overall ten-year market exclusivity period can be extended to a maximum of eleven years if, during the first eight years of those ten years, the MA holder obtains an authorisation for one or more new therapeutic indications, which, during the scientific evaluation prior to their authorisation, are held to bring a significant clinical benefit in comparison with existing therapies. However, there is no guarantee that a product will be considered by the EU’s regulatory authorities to be a new chemical or biological entity, and products may not qualify for data exclusivity.

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

An EU orphan designation entitles a sponsor to incentives such as reduction of fees or fee waivers, protocol assistance, and access to the centralized procedure. Upon grant of a MA, orphan medicinal products are entitled to a ten years of market exclusivity for the approved indication, which means that the competent authorities cannot accept another MAA, or grant a MA, or accept an application to extend a MA for a similar medicinal product for the similar indication for a period of ten years. The period of market exclusivity is extended by two years for orphan medicinal products that have also complied with an agreed pediatric investigation plan (“PIP”). No extension to any supplementary protection certificate can be granted on the basis of pediatric studies for orphan indications. OD does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.

The orphan exclusivity period may be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria for which it received OD, including where it is shown that the product is sufficiently profitable not to justify maintenance of market exclusivity or where the prevalence of the condition has increased above the threshold. OD must be requested before submitting an MAA. Additionally, MA may be granted to a similar product for the same indication at any time if (i) the second applicant can establish that its product, although similar, is safer, more effective or otherwise clinically superior; (ii) the applicant consents to a second orphan medicinal product application; or (iii) the applicant cannot supply enough orphan medicinal product.

Pediatric Development

In the EU, MAAs for new medicinal products have to include the results of studies conducted in the pediatric population, in compliance with a PIP agreed with the EMA’s Paediatric Committee (“PDCO”). The PIP sets out the timing and measures proposed to generate data to support a pediatric indication of the drug for which MA is being sought. The PDCO can grant a deferral of the obligation to implement some or all of the measures of the PIP until there are sufficient data to demonstrate the efficacy and safety of the product in adults. Further, the obligation to provide pediatric clinical trial data can be waived by the PDCO when these data is not needed or appropriate because the product is likely to be ineffective or unsafe in children, the disease or condition for which the product is intended occurs only in adult populations, or when the product does not represent a significant therapeutic benefit over existing treatments for pediatric patients. Once the MA is obtained in all the EU member states and study results are included in the product information, even when negative, the product is eligible for six months’ supplementary protection certificate extension (if any is in effect at the time of approval) or, in the case of orphan pharmaceutical products, a two year extension of the orphan market exclusivity is granted.

Post-Approval Requirements

Similar to the United States, both MA holders and manufacturers of medicinal products are subject to comprehensive regulatory oversight by the EMA, the EC and/or the competent regulatory authorities of the member states. The holder of a MA must establish and maintain a pharmacovigilance system and appoint an individual qualified person for pharmacovigilance (“QPPV”) who is responsible for the establishment and maintenance of that system and oversees the safety profiles of medicinal products and any emerging safety concerns. Key obligations include expedited reporting of suspected serious adverse reactions and submission of periodic safety update reports (“PSURs”).

All MAA must include a risk management plan (“RMP”), describing the risk management system that the company will put in place and documenting measures to prevent or minimize the risks associated with the product. The RMP must be updated any time new information on the medicinal product becomes available which has a significant impact on the content of the RMP. The regulatory authorities may also impose specific obligations as a condition of the MA. Such risk-minimization measures or post-authorisation obligations may include additional safety monitoring, more frequent submission of PSURs, or the conduct of additional clinical trials or post-authorisation safety studies.

The advertising and promotion of medicinal products is also subject to laws concerning promotion of medicinal products, interactions with physicians, misleading and comparative advertising and unfair commercial practices. All advertising and promotional activities for the product must be consistent with the approved summary of product characteristics, and therefore all off-label promotion is prohibited. Direct-to-consumer advertising of prescription medicines is prohibited in the EU. Although general requirements for advertising and promotion of medicinal products are established under EU directives, the details are governed by regulations in each member state and differ from one country to another.

The aforementioned EU rules are generally applicable in the European Economic Area (“EEA”), which consists of the 27 EU member states plus Norway, Liechtenstein and Iceland.

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

Brexit and the Regulatory Framework in the United Kingdom

The United Kingdom (“UK”), left the EU on January 31, 2020, following which existing EU medicinal product legislation continued to apply in the UK during the transition period under the terms of the EU-UK Withdrawal Agreement. The transition period, which ended on December 31, 2020, maintained access to the EU single market and to the global trade deals negotiated by the EU on behalf of its members. The transition period provided time for the UK and EU to negotiate a framework for partnership for the future, which was then crystallized in the Trade and Cooperation Agreement (“TCA”), and became effective on the January 1, 2021. The TCA includes specific provisions concerning pharmaceuticals, which include the mutual recognition of GMP inspections of manufacturing facilities for medicinal products and GMP documents issued, but does not foresee wholesale mutual recognition of UK and EU pharmaceutical regulations.

EU laws which have been transposed into UK law through secondary legislation continue to be applicable as “retained EU law”. The EU laws that have been transposed into UK law through secondary legislation remain applicable in Great Britain. However, under the Retained EU Law (Revocation and Reform) Bill 2022, which is currently before the UK parliament, any retained EU law not expressly preserved and “assimilated” into domestic law or extended by ministerial regulations (to no later than June 23, 2026) will automatically expire and be revoked by December 31, 2023. In addition, new legislation such as the EU CTR will not be applicable. The UK government has passed a new Medicines and Medical Devices Act 2021, which introduces delegated powers in favor of the Secretary of State or an ‘appropriate authority’ to amend or supplement existing regulations in the area of medicinal products and medical devices. This allows new rules to be introduced in the future by way of secondary legislation, which aims to allow flexibility in addressing regulatory gaps and future changes in the fields of human medicines, clinical trials and medical devices.

As of January 1, 2021, the Medicines and Healthcare products Regulatory Agency (“MHRA”), is the UK’s standalone medicines and medical devices regulator. As a result of the Northern Ireland protocol, different rules will apply in Northern Ireland than in England, Wales, and Scotland, together, Great Britain (“GB”); broadly, Northern Ireland will continue to follow the EU regulatory regime, but its national competent authority will remain the MHRA. The MHRA has published a guidance on how various aspects of the UK regulatory regime for medicines will operate in GB and in Northern Ireland following the expiry of the Brexit transition period on December 31, 2020. The guidance includes clinical trials, importing, exporting, and pharmacovigilance and is relevant to any business involved in the research, development, or commercialization of medicines in the UK. The new guidance was given effect via the Human Medicines Regulations (Amendment etc.) (EU Exit) Regulations 2019, or the “Exit Regulations.”

The MHRA has introduced changes to national licensing procedures, including procedures to prioritize access to new medicines that will benefit patients, including a 150-day assessment and a rolling review procedure. All existing EU MAs for centrally authorized products were automatically converted or grandfathered into UK MAs, effective in GB (only), free of charge on January 1, 2021, unless the MA holder chooses to opt-out. In order to use the centralized procedure to obtain a MA that will be valid throughout the EEA, companies must be established in the EEA. Therefore after Brexit, companies established in the UK can no longer use the EU centralized procedure and instead an EEA entity must hold any centralized MAs. In order to obtain a UK MA to commercialize products in the UK, an applicant must be established in the UK and must follow one of the UK national authorization procedures or one of the remaining post-Brexit international cooperation procedures to obtain an MA to commercialize products in the UK. The MHRA may rely on a decision taken by the EC on the approval of a new (centralized procedure) MA when determining an application for a GB authorisation (the so-called “EC Decision Reliance Procedure”); or use the MHRA’s decentralized or mutual recognition procedures which enable MAs approved in EU member states (or Iceland, Liechtenstein, Norway) to be granted in GB (the so-called “MRDC Reliance Procedure”).

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

By contrast, in case of drug-delivery products intended to administer a medicinal product where the device and the medicinal product do not form a single integral product (but are, e.g., co-packaged), the medicinal product is regulated in accordance with the rules for medicinal products described above while the device part is regulated as a medical device and will have to comply with all the requirements set forth by the Medical Devices Regulation.

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

The federal Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), created new federal criminal statutes that prohibit, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. As with the Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation.

In addition, there has been a recent trend of increased federal and state regulation of payments made to physicians and other healthcare providers. The Physician Payments Sunshine Act imposed, among other things, annual reporting requirements for covered manufacturers for certain payments and “transfers of value” provided to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain non-physician providers such as physician assistants and nurse practitioners, and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. Covered manufacturers must submit reports by the 90th day of each subsequent calendar year.

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

Moreover, analogous state and foreign laws and regulations may be broader in scope than the provisions described above and may apply regardless of payor. These laws and regulations may differ from one another in significant ways, thus further complicating compliance efforts. For instance, in the EU, many EU member states have adopted specific anti-gift statutes that further limit commercial practices for medicinal products, in particular vis-à-vis healthcare professionals and organizations. Additionally, there has been a recent trend of increased regulation of payments and transfers of value provided to healthcare professionals or entities and many EU member states have adopted national “Sunshine Acts” which impose reporting and transparency requirements (often on an annual basis), similar to the requirements in the United States, on pharmaceutical companies. Certain countries also mandate implementation of commercial compliance programs, or require disclosure of marketing expenditures and pricing information.

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

The containment of healthcare costs has become a priority of federal, state and foreign governments, and the prices of drugs have been a focus in this effort. Third-party payors are increasingly challenging the prices charged for medical products and services, examining the medical necessity and reviewing the cost-effectiveness of drugs, medical devices and medical services, in addition to questioning safety and efficacy. If these third-party payors do not consider our products to be cost-effective compared to other available therapies, they may not cover our products after FDA approval or, if they do, the level of payment may not be sufficient to allow us to sell our products at a profit. In addition, in many foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing and reimbursement vary widely from country to country. In the EU, governments influence the price of products through their pricing and reimbursement rules and control of national healthcare systems that fund a large part of the cost of those products to consumers. Member states are free to restrict the range of pharmaceutical products for which their national health insurance systems provide reimbursement, and to control the prices and reimbursement levels of pharmaceutical products for human use. Some jurisdictions operate positive and negative list systems under which products may only be marketed once a reimbursement price has been agreed to by the government. Member states may approve a specific price or level of reimbursement for the pharmaceutical product, or alternatively adopt a system of direct or indirect controls on the profitability of the company responsible for placing the pharmaceutical product on the market, including volume-based arrangements, caps and reference pricing mechanisms. To obtain reimbursement or pricing approval, some of these countries may require the completion of clinical trials that compare the cost effectiveness of a particular product to currently available therapies. Other member states allow companies to fix their own prices for medicines, but monitor and control company profits. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our products. The downward pressure on healthcare costs in general, particularly prescription products, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products. In addition, in some countries, cross border imports from lower priced markets exert a commercial pressure on pricing within a country.

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

In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted. These changes include the Budget Control Act of 2011, which resulted in reductions in Medicare payments to providers, which went into effect on April 1, 2013 and will stay in effect through 2032, with the exception of a temporary suspension from May 1, 2020 through March 31, 2022, unless additional Congressional action is taken. On January 2, 2013, the American Taxpayer Relief Act was signed into law, which, among other things, reduced certain Medicare payments to several types of providers, including hospitals. The legislation also increased the statute of limitations period for the government to recover overpayments to providers from three to five years. In addition, the American Rescue Plan Act of 2021 was signed into law, which eliminates the statutory Medicaid drug rebate cap, currently set at 100% of a drug’s average manufacturer price, beginning January 1, 2024.

Further, on May 30, 2018, the Right to Try Act was signed into law. The law, among other things, provides a federal framework for certain patients to access certain investigational new drug products that have completed a Phase 1 clinical trial and that are undergoing investigation for FDA approval. Under certain circumstances, eligible patients can seek treatment without enrolling in clinical trials and without obtaining FDA permission under the FDA expanded access program. There is no obligation for a pharmaceutical manufacturer to make its drug products available to eligible patients as a result of the Right to Try Act.

Moreover, there has been heightened governmental scrutiny recently over the manner in which drug manufacturers set prices for their marketed products, which has resulted in several U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. Most recently, on August 16, 2022, the Inflation Reduction Act of 2022 (“IRA”) was signed into law. Among other things, the IRA requires manufacturers of certain drugs to engage in price negotiations with Medicare (beginning in 2026), with prices that can be negotiated subject to a cap; imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation (first due in 2023); and replaces the Part D coverage gap discount program with a new discounting program (beginning in 2025). The IRA permits the Secretary of the Department of Health and Human Services to implement many of these provisions through guidance, as opposed to regulation, for the initial years. For that and other reasons, it is currently unclear how the IRA will be effectuated. Individual states in the United States have also become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical product pricing, including through constraints on reimbursement, imposition of mandatory discounts, restrictions on access to certain products, transparency measures, and programs for importation from other countries or bulk purchasing.

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

Health Technology Assessment (“HTA”) of medicinal products in the EU is an essential element of the pricing and reimbursement decision-making process in a number of EU member states. The outcome of HTA has a direct impact on the pricing and reimbursement status granted to the medicinal product. A negative HTA by a leading and recognized HTA body concerning a medicinal product could undermine the prospects to obtain reimbursement for such product not only in the EU member state in which the negative assessment was issued, but also in other EU member states.

In 2011, Directive 2011/24/EU was adopted at the EU level. This Directive establishes a voluntary network of national authorities or bodies responsible for HTA in the individual EU member states. The network facilitates and supports the exchange of scientific information concerning HTAs. Further to this, on December 13, 2021, Regulation No 2021/2282 on HTA, amending Directive 2011/24/EU, was adopted. While the Regulation entered into force in January 2022, it will only begin to apply from January 2025 onwards, with preparatory and implementation-related steps to take place in the interim. Once the Regulation becomes applicable, it will have a phased implementation depending on the concerned products. This regulation intends to boost cooperation among EU member states in assessing health technologies, including new medicinal products, and providing the basis for cooperation at the EU level for joint clinical assessments in these areas. The regulation will permit EU member states to use common HTA tools, methodologies, and procedures across the EU, working together in four main areas, including joint clinical assessment of the innovative health technologies with the most potential impact for patients, joint scientific consultations whereby developers can seek advice from HTA authorities, identification of emerging health technologies to identify promising technologies early, and continuing voluntary cooperation in other areas. Individual EU member states will continue to be responsible for assessing non-clinical (e.g., economic, social, ethical) aspects of health technology, and making decisions on pricing and reimbursement.

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

Data Privacy and Security

Privacy and data security have become significant issues in the United States, Europe and in many other jurisdictions where we may in the future conduct our operations. As we receive, collect, process, use and store personal and confidential data, we are or may become subject to diverse laws and regulations relating to data privacy and security, such as data breach notification laws, health information privacy and security laws, and consumer protection laws in the United States and abroad including the EU General Data Protection Regulation (“GDPR”) and the U.K. GDPR. Privacy and security laws, regulations, and other obligations are complex and constantly evolving, and any unauthorized access, disclosure and other loss of personal data, including by third party vendors providing support services, can result in investigations, proceedings, or actions that lead to significant civil and/or criminal penalties, restrictions on data processing and reputational damage.

Cybersecurity

In the normal course of business, we may collect and store personal information and certain sensitive company information, including proprietary and confidential business information, trade secrets, intellectual property, information regarding trial participants in connection with clinical trials, sensitive third-party information and employee information.

Despite the implementation of our cybersecurity program, our security measures cannot guarantee that a significant cyberattack will not occur. A successful attack on our information technology systems could have significant consequences to the business. While we devote resources to our security measures to protect our systems and information, these measures cannot provide absolute security. See “Item 3 D. Key Information—Risk Factors—Risks Related to Our Business” for additional information about the risks to our business associated with a breach or compromise to our information technology systems.

C.
Organizational Structure

Certain of our operations are conducted through our following wholly-owned subsidiaries: Ascendis Pharma GmbH (Germany), Ascendis Pharma Endocrinology GmbH (Germany) Ascendis Pharma, Inc. (Delaware, United States), Ascendis Pharma Endocrinology, Inc. (Delaware, United States), Ascendis Pharma, Ophthalmology Division A/S (Denmark), Ascendis Pharma, Endocrinology Division A/S (Denmark), Ascendis Pharma Bone Diseases A/S (Denmark), Ascendis Pharma Growth Disorders A/S (Denmark) and Ascendis Pharma Oncology Division A/S (Denmark). These subsidiaries are also set forth in Exhibit 8.1 to this annual report.

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

The following table specifies our leased facilities and their related activities.

Location	Size (in square meters)	Primary usage	Enforceable lease period	Option to extend the lease beyond enforceable lease period
Denmark
Tuborg Boulevard, Hellerup	7,775	Corporate headquarters, administration and R&D	July, 2029	No
Tuborg Boulevard, Hellerup	4,168	Administration	May, 2038	No
Germany
Technologiepark, Heidelberg	2,134	R&D and laboratory facilities	January, 2025	Rolling 24 months option to extend
Technologiepark, Heidelberg	480	R&D and laboratory facilities	December, 2024	No
Technologiepark, Heidelberg	538	R&D and laboratory facilities	October, 2024	No
Max-Jarecki-Str., Heidelberg	2,321	Administration, R&D and laboratory facilities	January, 2026	No
United States
Page Mill, Palo Alto, California	6,765	Administration	October, 2033	Option to extend for up to two periods of five years each
Redwood City, California	3,681	R&D and laboratory facilities	April, 2030	Option to extend for additional five years
West Windsor Township, New Jersey	1,097	Selling and administration	December, 2025	Option to extend for additional five years

In February 2022 we entered into a lease in Germany, comprising 11,390 square meters, with a term of 15 years, expected to commence in 2025, where its main activities will be administration, R&D and laboratory functions.

We believe that our existing facilities are adequate for our near-term needs. We believe that suitable additional or alternative space would be available if required in the future on commercially reasonable terms.

Item 4A Unresolved Staff Comments

Not applicable.

Item 5 Operating and Financial Review and Prospects

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and related notes appearing elsewhere in this annual report. In addition to historical information, this discussion contains forward-looking statements based on our current expectations that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth in the “Item 3 D Key Information—Risk Factors” and “Special Note Regarding Forward-Looking Statements” sections and elsewhere in this annual report.

A.
Operating Results

Refer to Part I, Item 5 in our Annual Report on Form 20-F for the financial year ended December 31, 2021 (filed with the SEC on March 2, 2022) for additional discussion of our financial condition and results of operations for the year ended December 31, 2020, as well as our financial condition and results of operations for the year ended December 31, 2021, compared to the year ended December 31, 2020.

Overview

For a description of business highlights in 2022, please refer to “Item 4B. Information on the Company—Business Overview”.

Financial Operations Overview

Income and Expenses

Revenue from commercial product sales and clinical trial supply is recognized when the customer has obtained control of the goods and it is probable that we will collect the consideration to which we are entitled for transferring the goods. Control is transferred upon delivery. Service fees are recognized as revenue when the services have been performed.

Our operating expenses relate to research and development activities and to selling, general and administration activities. Research and development costs (“R&D costs”) consist primarily of product development and pre-commercial manufacturing costs, preclinical and clinical study costs and costs for process optimizations and improvements performed by Clinical Research Organizations (“CROs”) and Contract Manufacturing Organizations (“CMOs”), salaries and other personnel costs including pension and share-based payment, the cost of facilities, professional fees, cost of obtaining and maintaining our intellectual property portfolio, and depreciation of non-current assets used in research and development activities. Selling, general and administrative expenses (“SG&A expenses”) comprise salaries and other personnel costs including pension and share-based payment, office supplies, cost of facilities, professional fees, and depreciation of non-current assets related to selling, general and administrative activities, and pre-commercial and commercial activities.

A material portion of our operating expenses are denominated in other currencies than the Euro, which expose our operating expenses to volatility. The cost increase for the year ended December 31, 2022 compared to the year ended December 31, 2021, also reflects the impact from foreign currency development, primarily with respect to the U.S. Dollar. We do not enter into derivative financial instruments to manage our exposure to foreign exchange risks.

Operating Assets and Liabilities

Our operating assets and liabilities primarily relate to property, plant and equipment including leased assets, inventories, receivables, prepayments and accruals for development costs, lease liabilities, trade payables, and contract liabilities (deferred income). Property, plant and equipment primarily relate to leased facilities, which are recognized and measured as right-of-use assets in the consolidated financial statements. Our receivables and liabilities are exposed to development in foreign currencies, primarily with respect to the U.S. Dollar. Please refer to the “Foreign Currency Risk” section under “Quantitative and Qualitative Disclosures about Market Risk” in this “Item 5 A Operating and Financial Review and Prospects—Operating Results” and to Note 16, “Financial Risk Management”, for an analysis on our foreign currency exposure.

We have built up inventories to support the commercialization of SKYTROFA® (lonapegsomatropin-tcgd) and prepare for European launch in 2023. In addition to commercial inventories, manufacturing of pre-launch inventories is initiated for late-stage product candidates and is recognized as inventories. However, since pre-launch inventories are not realizable prior to obtaining marketing approvals, pre-launch inventories are immediately written down to zero through research and development costs. If the marketing approval is obtained, write-downs of pre-launch inventories will be reversed through research and development costs.

Capital Structure

The Company’s capital structure comprises equity in form of issued capital, reserves, and convertible senior notes (“convertible notes”), which we issued for the first time in March 2022. For further details, please refer to “Item 5 B Operating and Financial Review and Prospects—Liquidity and Capital Resources”.

Results of Operations

	Year Ended December 31,
	2022	2021
	(EUR’000)
Revenue	51,174	7,778
Cost of sales	12,137	3,523
Gross profit	39,037	4,255
Research and development costs	379,624	295,867
Selling, general and administrative expenses	221,227	160,180
Operating profit/(loss)	(561,814)	(451,792)
Share of profit/(loss) in associate	(17,697)	12,041
Finance income	52,181	59,718
Finance expenses	50,487	3,911
Profit/(loss) before tax	(577,817)	(383,944)
Tax on profit/(loss) for the year	(5,377)	367
Net profit/(loss) for the year	(583,194)	(383,577)

Comparison of the years ended December 31, 2022 and 2021

We had a net loss of €583.2 million for the year ended December 31, 2022 compared to a net loss of €383.6 million for the year ended December 31, 2021. Our total equity was €263.3 million as of December 31, 2022, compared to €883.6 million as of December 31, 2021. Further details about our results of operations are described in the following sections.

Revenue

The following table summarizes our revenue for the years ended December 31, 2022 and December 31, 2021:

	Year Ended December 31,
	2022	2021
	(EUR’000)
Sale of commercial products	35,659	943
Rendering of services	4,434	751
Sale of clinical supply	8,534	3,719
“Right-to-use” licenses	2,547	2,365
Total revenue	51,174	7,778

Revenue for the year ended December 31, 2022 was €51.2 million, representing an increase of €43.4 million compared to the year ended December 31, 2021. This increase was primarily attributable to the full year impact of revenue from the commercial sale of SKYTROFA, which reached €35.7 million for the year ended December 31, 2022. Quarterly revenue from sale of commercial products since launch in October 2021, was:

	Three Months Ended,					Year Ended,
	December 31, 2021	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022	December 31, 2022
	(EUR'000)
Sale of commercial products	943	1,888	4,435	12,252	17,084	35,659

Cost of Sales

Cost of sales for the year ended December 31, 2022 was €12.1 million, representing an increase of €8.6 million compared to the year ended December 31, 2021. This increase was primarily attributable to an increase in commercial products sold following the commercial launch of SKYTROFA in the U.S. in the fourth quarter of 2021. The increase in cost of sales was also due in part to clinical supply delivered to VISEN Pharmaceuticals (“VISEN”).

Research and Development Costs

The following table specifies external project costs on the development pipeline and other R&D costs.

	2022	2021
	(EUR’000)
External project costs
TransCon hGH	98,483	65,658
TransCon PTH	41,537	36,079
TransCon CNP	42,133	35,728
TransCon IL-2 ß/γ	11,128	10,600
TransCon TLR7/8	25,110	13,499
Other project costs	6,698	2,201
Total external project costs	225,089	163,765
Other research and development costs
Employee costs	119,904	106,558
Other costs	23,739	15,442
Depreciation	10,892	10,102
Total other research and development costs	154,535	132,102
Total research and development costs	379,624	295,867

The development of R&D costs reflects the advancement of our pipeline of endocrinology and oncology, where we have multiple prodrug therapies in development.

R&D costs for the year ended December 31, 2022 was €379.6 million representing an increase of €83.8 million compared to the year ended December 31, 2021. This increase was primarily due to reversal of a write-down (income) of pre-launch inventories of €53.7 million in 2021, following receipt of the marketing approval for SKYTROFA on the U.S. market in August 2021. In addition, the increase was driven by manufacturing of pre-launch inventories for TransCon PTH with a total amount of €12.3 million and a general increase in employee and other costs attributable to organizational growth.

Selling, General and Administrative Expenses

SG&A expenses for the year ended December 31, 2022 was €221.2 million representing an increase of €61.0 million compared to the year ended December 31, 2021. This increase was primarily attributable to an increase in external commercial expenses following the launch of SKYTROFA in the U.S. of €21.3 million, and an increase in employee and other general and administrative expenses attributable to organizational growth of €39.0 million.

Net Profit / (Loss) of Associate

Net loss of associate was €17.7 million for the year ended December 31, 2022, compared to a net profit of €12.0 million for the year ended December 31, 2021. For the year ended December 31, 2021, the net profit of associate comprised a non-cash gain of €42.3 million as a result of the Series B financing by VISEN in January 2021, and our share of loss of €30.3 million.

Finance Income and Finance Expenses

Finance income was affected by development in the U.S. Dollar compared to the Euro, where the strengthening of the U.S. Dollar remains the primary driver for the development in finance income. Finance expenses are significantly affected by convertible notes in form of interest and amortization charges. In addition, the conversion option embedded in the convertible notes is recognized and measured at fair value, where a non-cash fair value adjustment was recognized through finance expenses. Similarly, subsequent reporting periods may result in significant non-cash finance income or expenses. For further details, please refer to “Equity Risk” in section “Qualitative Disclosures about Market Risk” of this “Item 5 A Operating and Financial Review and Prospects—Operating Results” and Note 15, “Financial Assets and Financial Liabilities”.

Finance income for the year ended December 31, 2022 was €52.2 million representing a decrease of €7.5 million compared to the year ended December 31, 2021. This decrease was primarily attributable to a decrease of €14.3 million in net foreign exchange currency gains, primarily driven by foreign exchange loss on convertible notes, partly offset by an increase in foreign exchange gain from cash, cash equivalents and marketable securities, denominated in U.S. Dollars. In addition, the decrease is partly offset by an increase of €6.7 million in interest income from marketable securities and bank deposits.

Finance expenses for the year ended December 31, 2022 was €50.5 million representing an increase of €46.6 million compared to the year ended December 31, 2021. This increase was primarily driven by interest and amortization charges on convertible notes of €25.9 million, remeasurement loss on derivative liabilities of €15.5 million and transaction costs of €4.2 million, which represents a portion of the total transaction costs attributable to the derivative component of the convertible notes financing in March 2022.

Impact from COVID-19 Pandemic

The COVID-19 pandemic has affected countries where we are operating, where we have planned or have ongoing clinical trials, and where we rely on third-parties to manufacture preclinical, clinical and commercial supply.

While COVID-19 had an impact on how we work and conduct our activities, we have managed to avoid significant disruptions to our clinical and manufacturing operations.

As a result of governmental restrictions, field-based sales personnel primarily have worked under a remote engagement model with healthcare professionals and patient care organizations, and similarly, some patients have not been able to see their physicians. As restrictions cease, field-based sales personnel have begun in person engagements when interacting with healthcare professionals and patient care organizations, as well as patients having easier access to their physicians. The impact on the commercial product revenue is uncertain and difficult to quantify.

We monitor the risks from the pandemic closely, and work with relevant stakeholders to avoid and limit disruptions, and to develop and establish working measures. However, while COVID-19 continues to impact global societies, the uncertainty related to the duration and direction of the pandemic makes the future impact from COVID-19, including the magnitude of any impact on our operational results, highly uncertain and unpredictable.

For additional description related to COVID-19 related risks, please refer to “Item 3 D. Key Information—Risk Factors”.

Critical Accounting Policies, Judgements and Estimates

The consolidated financial statements are prepared in accordance with the International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), and as adopted by the European Union (“EU”). A description of critical accounting policies is provided in Note 2 “Summary of Significant Accounting Policies” and Note 3 “Significant Accounting Judgements and Estimates” in the audited consolidated financial statements as of and for the years ended December 31, 2022, 2021 and 2020, of this annual report.

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

Critical Estimation Uncertainties

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below.

Revenue and Provisions

Provision for Sales Rebates and Product Returns

Sales deductions and product returns are considered variable consideration and constrained to the extent that a significant reversal in the amount of recognized revenue will not occur when the uncertainties associated with the rebate item are subsequently resolved, or for product returns, when the products are distributed to patients.

Provisions for unsettled sales deductions and product returns are estimated on the basis of a percentage of sales as defined by individual agreements and contracts, and for government rebates by individual state- and plan agreements. Further input in the calculations is based on payer channel mix, current contract prices under eligible programs, patient groups and current inventory levels in the distribution channels. Provisions are adjusted to absolute amounts and recognized as other liabilities when estimated sales rebates and returns are processed.

As of December 31, 2022, the provisions for sales rebates and product returns was €7.3 million compared to €1.2 million, as of December 31, 2021.

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

Warrant compensation costs are measured according to the grant date fair values of the warrants granted. Estimating fair values requires the Company to apply generally accepted valuation models and apply these models consistently according to the terms and conditions of the specific warrant program. Under all warrant programs, the Black-Scholes option-pricing model has been applied to determine the fair value of warrants granted. Subjective judgements and assumptions, which are subject to estimation uncertainties, need to be exercised in determining the appropriate input to the valuation model. These inputs include expected volatility of the Company’s share price for a historic period equaling the expected lifetime of the warrants, reflecting the assumption that the historical volatility over a period similar to the life of the warrants is indicative of future trends, expected forfeitures and expected lifetime of warrants.

In 2021, the Company has for the first time, in connection with determining the grant date fair value of warrants and accordingly, warrant compensation costs, applied the price of the Company’s ADSs, each representing one ordinary share of the Company, as input for expected volatility. Until December 31, 2020, the expected volatility was calculated using a simple average of daily historical data of comparable publicly traded companies, as the Company did not have sufficient data for the volatility of the Company’s own share price. Refer to Note 7, “Share-based Payment”, for additional details on the Company’s warrant program and option-pricing model input.

Warrant compensation cost recognized in the consolidated statement of profit or loss was €55.2 million, €66.1 million and €53.2 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Prepayments and Accruals

Project Development Costs

Development of drug candidates requires significant resources, and establishment of long-term working relationships with CROs and CMOs. Work performed by CROs and CMOs and other suppliers often comprise deliveries for more than one reporting period, and where payment terms for contractual work do not necessarily reflect the stage of completion of the individual projects and activities. Accordingly, determination of the stage of completion for ongoing project activities include estimation uncertainties as future efforts to complete the specific activity may be difficult to predict.

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

As of December 31, 2022, the consolidated statement of financial position included prepaid project costs of €4.4 million and accrued project costs of €38.0 million, compared to €8.0 million and €23.5 million, respectively, as of December 31, 2021.

Valuation of Embedded Derivatives

Foreign currency conversion options embedded in the convertible notes are accounted for separately as derivative liabilities at fair value through profit or loss.

Fair value cannot be measured based on quoted prices in active markets, or other observable input, and accordingly, derivative liabilities are measured by use of valuation techniques in form of the Black-Scholes Option Pricing model. Subjective judgements and assumptions, which are subject to estimation uncertainties, need to be exercised in determining the appropriate unobservable input to the valuation model (Level 3 in the fair value hierarchy). This includes volatility of the Company’s share price for a historic period, reflecting the assumption that the historical volatility is indicative of a period similar to the expected lifetime of the options.

As of December 31, 2022, the valuation of the derivative liabilities was €158.0 million compared to €142.5 million at initial recognition on March 2022. Changes in assumptions relating to these factors could affect the reported fair value of derivative liabilities. Refer to Note 15 “Financial Assets and Liabilities”, for additional details.

Quantitative and Qualitative Disclosures about Market Risk

Our activities expose us to the financial risks of changes in foreign currency exchange rates and interest rates. We do not enter into derivative financial instruments to manage our exposure to such risks.

Foreign Currency Risk

We are exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the U.S. Dollar. For 2022 and 2021, revenue from commercial sale of products is solely related to the U.S. market where consideration received is in U.S. Dollar. Similarly, a material portion of our operating expenses are denominated in U.S. Dollar.

We have received payments in U.S. Dollar under our collaborations and the proceeds from our Series D financing in November 2014, our IPO in February 2015 and our follow-on offerings, the latest being in September 2021, were in U.S. Dollar. In addition, in March 2022, we issued an aggregate principal amount of $575.0 million of fixed rate 2.25% convertible notes.

We seek to minimize our exchange rate risk by maintaining cash positions in the currencies in which we expect to incur the majority of our future expenses and we make payments from those positions. As required under IFRS, we perform an analysis and report on our foreign currency exposure on an annual basis. Please refer to Note 16, “Financial Risk Management”.

At December 31, 2022, the direct exposure from U.S. Dollar (U.S. Dollar monetary assets and liabilities held by non-U.S. Dollar entities) was €60.6 million, which primarily related to cash, cash equivalents and marketable securities, countered by convertible notes. A sensitivity analysis of our exposure to the U.S. Dollar based on outstanding foreign currency denominated monetary items as of December 31, 2022, shows that a strengthening of the U.S. Dollar against the Euro by 10% would increase profit or loss and equity before tax by €6.1 million.

A 10% weakening of the U.S. Dollar against the Euro would decrease profit or loss and equity before tax by a similar amount.

Interest Rate Risk

Our outstanding convertible notes have a 2.25% fixed rate coupon. In addition, the interest rate on our lease liabilities is fixed at the lease commencement date. Future indebtedness, including those related to lease arrangements, if any, may be subject to higher interest rates. In addition, future interest income from interest-bearing bank deposits and marketable securities may fall short of expectations due to changes in interest rates.

Derivative liabilities are measured at fair value through profit or loss. Since the fair value is exposed from the development in interest rates, the profit or loss is exposed to volatility from such development. For further details about our derivative liabilities, please refer to Note 15, “Financial Assets and Financial Liabilities”.

The effects of interest rate fluctuations are not considered a material risk to the Company’s financial position. Accordingly, no interest sensitivity analysis has been presented.

Credit Risk

We have adopted an investment policy with the primary purpose of preserving capital, fulfilling our liquidity needs and diversifying the risks associated with cash, cash equivalents and marketable securities. Our investment policy establishes minimum ratings for institutions with which we hold cash and cash equivalents, as well as rating and concentration limits for marketable securities held.

All material counterparties are considered creditworthy. While the concentration of credit risk may be significant, the credit risk for each individual counterpart is considered to be low. Our exposure to credit risk primarily relates to cash, cash equivalents and marketable securities. The credit risk on our bank deposits is limited because the counterparties, holding significant deposits, are banks with minimum credit-ratings of A3/A- assigned by international credit-rating agencies. The banks are reviewed on a regular basis and deposits may be transferred during the year to mitigate credit risk. In order to mitigate the concentration of credit risks on bank deposits and to preserve capital, a portion of the bank deposits have been placed into primarily U.S. government bonds, treasury bills, corporate bonds, and agency bonds. Our investment policy, approved by the board of directors, only allows investment in marketable securities having investment grade credit-ratings, assigned by international credit-rating agencies. Accordingly, the risk from probability of default is low. On each reporting date, the risk of expected credit loss on bank deposits and marketable securities, including the hypothetical impact arising from the probability of default is considered in conjunction with the expected loss caused by default by banks or securities with similar credit-ratings and attributes. In line with previous periods, this assessment did not reveal a material impairment loss, and accordingly no provision for expected credit loss has been recognized.

Marketable securities specified by investment grade credit rating are specified below:

	December 31, 2022		December 31, 2021
	Carrying amount	Fair value	Carrying amount	Fair value
	(EUR’000)
Marketable securities specified by investment grade credit rating
High grade	203,530	202,048	144,307	144,030
Upper medium grade	94,650	93,795	196,909	196,566
Lower medium grade	—	—	2,142	2,135
Total marketable securities	298,180	295,843	343,358	342,731

Equity Risk

We are exposed to equity risk from changes in the Company’s share price, when remeasuring derivative liabilities at fair value.

Derivative liabilities relate to the foreign currency conversion option embedded in the convertible notes and are measured at fair value through profit or loss.

Fair value cannot be measured based on quoted prices in active markets, or other observable input, and accordingly, derivative liabilities are measured by using the Black-Scholes option pricing model, where the pricing is exposed from changes in the Company’s share price. Since the fair value is exposed to the Company's share price, the profit or loss is exposed to volatility from such development. For further details about our derivative liabilities and for sensitivity analysis, please refer to Note 15, "Financial Assets and Liabilities".

B.
Liquidity and Capital Resources

Our liquidity and capital resources comprise cash, cash equivalents and marketable securities.

As of December 31, 2022, these amounted to €742.9 million, and are specified as follows:

	Carrying amount	Fair value
	(EUR’000)
December 31, 2022
Liquidity and capital resources
Marketable securities	298,180	295,843
Cash and cash equivalents	444,767	444,767
Total liquidity and capital resources	742,947	740,610
Classification in consolidated statement of financial position
Non-current assets	7,492	7,201
Current assets	735,455	733,409
Total liquidity and capital resources	742,947	740,610

As of December 31, 2022, marketable securities had a weighted average duration of 3.0 and 12.6 months, for current (i.e., those maturing within twelve months after the reporting date) and non-current positions, respectively. The entire portfolio of marketable securities (current and non-current) had a weighted average duration of 3.2 months.

Historically, we have funded our operations primarily through issuance of preference shares, ordinary shares, including our initial public offering, follow-on offerings and exercise of warrants, convertible debt securities and payments to us made under collaboration agreements.

In February 2015, we announced the closing of our initial public offering, with net proceeds of $111.5 million (or €101.4 million). In addition, we have completed follow-on public offerings of American Depositary Shares (“ADSs”) as specified below (all amounts disclosed after deducting underwriters’ commissions and transaction costs):

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

In March 2022, we issued an aggregate principal amount of $575.0 million of fixed rate 2.25% convertible notes. The net proceeds from the offering of the convertible notes were $557.9 million (€503.3 million), after deducting the initial purchasers’ discounts and commissions, and transaction costs. The convertible notes rank equally in right of payment with all future senior unsecured indebtedness and are redeemable by us no earlier than on or after April 7, 2025. Unless earlier converted or redeemed, the convertible notes will mature on April 1, 2028.

For further description of the convertible notes, and a maturity analysis (on an un-discounted basis) for non-derivative financial liabilities, recognized on the consolidated statement of financial position as of December 31, 2022, please refer to Note 15, “Financial Assets and Liabilities”.

We used $116.7 million (€105.3 million) of the net proceeds from the offering in March 2022 to repurchase 1,000,000 ADSs representing the Company’s ordinary shares. Our holding of treasury shares is disclosed in Note 16, “Financial Risk Management”.

Our expenditures primarily relate to research and development activities and selling, general and administrative activities to support our business, including our continued development of therapeutic areas within endocrinology and oncology, the commercialization of SKYTROFA and expenses made in anticipation of potential future product launches.

Cash requirements

We maintain cash-forecasts to ensure sufficient cash reserves are available to settle liabilities as they fall due.

As of December 31, 2022, our cash requirements primarily relate to the following:

•
Semi-annual interest payments and potential repayment (April 1, 2028) of principal amount of convertible notes;
•
Lease obligations related to our office and research and development facilities;
•
Purchase obligations under our commercial supply agreements and related activities;
•
Research and development activities related to clinical trials for our product candidates in clinical development.

Our cash requirements are determined in Euro applying foreign exchange rates at December 31, 2022. Accordingly, actual cash payments are exposed to development in foreign currencies, primarily with respect to the U.S. Dollar. Please refer to “Foreign Currency Risk” section under “Quantitative and Qualitative Disclosures about Market Risk”, above, and to Note 16, “Financial Risk Management”, for an analysis on our foreign currency exposure.

The convertible notes accrue interest at a rate of 2.25% per annum, payable semi-annually in arrears on April 1 and October 1 of each year, beginning on October 1, 2022. Unless earlier converted or redeemed, the convertible notes will mature on April 1, 2028. On an unconverted basis, short-term (payable within twelve months after the reporting date) and long-term (payable beyond twelve months after the reporting date) cash requirements (on an undiscounted basis) are €12.1 million and €593.7 million, respectively.

At December 31, 2022, the length of leases varies from one to ten years, without considering optional extension periods. Our cash requirements for lease obligations (on an undiscounted basis) are €14.0 million and €114.8 million, on short-term and long-term, respectively. In February 2022 we entered into a facility lease in Germany with an enforceable lease term of 15 years, which is expected to commence in 2025. At December 31, 2022, when including the impact of this new lease in Germany, which is not recognized as lease liabilities in the consolidated statement of financial position at December 31, 2022, our short-term and long-term cash requirements for lease obligations (on an undiscounted basis) were expected to be €14.0 million and €185.0 million, respectively. In addition, our lease obligations establish ancillary contractual commitments in relation to utilities, maintenance, levies, and other services. Costs relating to those commitments are recognized as services are received. Further, we have commitments related to short-term leases and leases of low value assets, IT and facility related services, which are expensed as incurred.

We have also entered into long-term commercial supply agreements, related to commercial manufacturing of SKYTROFA and manufacturing of pre-launch inventories related to TransCon PTH. Commercial supply agreements may include purchase obligations, usually determined on binding and non-binding supply forecasts, that are subject to continuous negotiation and adjustments according to individual contractual terms and conditions.

At December 31, 2022, our short-term and long-term cash requirements were €148.6 million and €49.7 million, respectively, excluding non-binding commitments for purchase of raw materials and intermediates used in the manufacturing process.

As part of our ordinary activities, we engage third-party CROs to perform clinical trial activities, which primarily are studies for more than one year. We are not subject to contingent liabilities from potential milestone payments related to licensing of intellectual property.

We have not entered into any off-balance sheet arrangements or any holdings in variable interest entities. In addition, we are not aware of any significant legal claims or disputes.

Based on our current operating plan, we believe that our existing cash, cash equivalents, and marketable securities are sufficient to meet our projected cash requirements for at least twelve months from the date of this annual report. However, our operating plan and actual cash requirements may change as a result of many factors. For example our future funding requirements will depend on many factors, including, but not limited to:

•
the manufacturing, selling and marketing costs associated with our products and product candidates, if approved, including the cost and timing of building our sales and marketing capabilities;
•
the timing, receipt, and amount of sales of, or royalties on, TransCon hGH and any future products;
•
the sales price and the availability of adequate third-party coverage and reimbursement for our products and product candidates, if approved;
•
our ability to establish and maintain strategic partnerships, licensing or other arrangements and the financial terms of such agreements;
•
our ability to collect payments which are due to us from customers and collaboration partners (if any), which in turn is impacted by the financial standing of any such customers and collaboration partners;
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
•
our progress in the successful commercialization and co-promotion of our products and product candidates, if approved, and our efforts to develop and commercialize our other existing product candidates;
•
the market opportunities and patient populations for our products and product candidates, if approved, including with respect to TransCon PTH, and our ability to obtain market acceptance of our products and product candidates, if approved; and
•
the costs of filing, prosecuting, maintaining, defending and enforcing any patent claims and other intellectual property rights, including litigation costs and the outcome of such litigation, including costs of defending any claims of infringement brought by others in connection with the development, manufacture or commercialization of our product candidates.

Additional funds may not be available if we need them or on terms that are acceptable to us, or at all. If adequate funds are not available to us on a timely basis, we may be required to delay, limit, scale back or cease our research and development and commercialization activities, preclinical studies and clinical trials.

The following table summarizes our cash flows for the years ended December 31, 2022 and 2021:

	Year Ended December 31,
	2022	2021	Change
	(EUR’000)
Cash flows from / (used in)
Cash flows from/(used in) operating activities	(495,699)	(417,649)	(78,050)
Cash flows from/(used in) investing activities	61,732	(110,579)	172,311
Cash flows from/(used in) financing activities	396,773	351,387	45,386
Net increase in cash and cash equivalents	(37,194)	(176,841)	139,647

Cash flows from/(used in) Operating Activities

Cash flows used in operating activities for the year ended December 31, 2022 was €495.7 million, representing an increase of €78.1 million compared to the year ended December 31, 2021. This increase was primarily attributable to increase in net loss for the year adjusted for non-operating financial income and expense, taxes, and non-cash items. Working capital items contributed positively to change in operating cash flows by €30.3 million, primarily due to higher increase in inventories in 2021 as compared to 2022, following the launch of SKYTROFA. In addition, change in operating cash flow was negatively impacted by higher interest payments of €7.5 million, primarily related to convertible notes.

Cash flows from/(used in) Investing Activities

Cash flows from investing activities for the year ended December 31, 2022 was €61.7 million, compared to €110.6 million used for the year ended December 31, 2021, representing a decrease of €172.3 million in cash flows used in investing activities. This decrease was primarily attributable to:

•
Additional net settlements of marketable securities of €142.8 million in line with our liquidity management strategy;
•
Decrease in investments in property, plant and equipment of €9.2 million and receipt of reimbursements from leasehold improvements of €9.5 million in 2022. This was primarily related to leasehold improvements for our U.S. facilities, which were constructed in 2021; and
•
The Series B investment in VISEN Pharmaceuticals of €10.2 million made in January 2021.

Cash Flows from/(used in) Financing Activities

Cash flows from financing activities for the year ended December 31, 2022, was €396.8 million, representing an increase of €45.4 million compared to the year ended December 31, 2021. This increase was primarily attributable to proceeds from issuance of convertible notes net of offering expenses of €503.3 million compared to our follow-on public offering in September 2021 of €367.9 million, partly offset by acquisition of treasury shares of €105.3 million in March 2022.

C. Research and Developments, Patents and Licenses, etc.

See “Item 4 B. Information on the Company—Business Overview” and “Item 5 A. Operating and Financial Review and Prospects – Operating Results—Financial Operations Overview—Research and Development Costs.”

D. Trend Information

See “Item 5 A. Operating and Financial Review and Prospects—Operating Results.”

E. Critical Accounting Estimates

See “Item 5 A. Operating and Financial Review and Prospects—Operating Results.”

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

Members of Our Board of Directors, Executive Board and Senior Management

Board of Directors

The following table sets forth information with respect to each of our current board members and their respective ages as of the date of this annual report. Our board of directors is divided into two classes for purposes of election. One class is elected at each annual meeting of shareholders to serve for a two-year term. Our board of directors currently consists of seven members. All board members are eligible for re-election once their term expires.

The business address of our board members is our registered office address at Tuborg Boulevard 12, DK-2900 Hellerup, Denmark.

Name of Board Member	Age	Position(s)	Term Expires
Albert Cha, M.D., Ph.D.	50	Chairman and Board Member	2024
Lisa Bright	55	Board Member	2023
William Carl Fairey Jr.	58	Board Member	2023
Lars Holtug	64	Board Member	2024
Siham Imani	45	Board Member	2023
Jan Møller Mikkelsen	63	President, Chief Executive Officer and Board Member	2023
Rafaèle Tordjman, M.D., Ph.D.	53	Board Member	2024

The following is a brief summary of the business experience of our non-employee board members.

Albert Cha, M.D., Ph.D. has served as a member of our board of directors since November 2014 and as the Chairman of our board of directors since May 2021. Dr. Cha is a Managing Partner with Frazier Life Sciences. He previously was a managing partner at Vivo Capital LLC, a healthcare investment firm, where he has served in various positions, most recently as a managing partner. Dr. Cha currently serves as a member of the board of directors of KalVista Pharmaceuticals, Inc. In addition, Dr. Cha has previously served as a member of the board of directors of Aclaris Therapeutics, a publicly traded dermatology company, Sierra Oncology, Inc., a publicly traded oncology company, Biohaven Pharmaceutical Holding Company Ltd, a publicly traded clinical-stage biopharmaceutical company targeting neurological diseases and Menlo Therapeutics, Inc., a publicly traded late-stage biopharmaceutical company focused on the treatment of pruritus. Dr. Cha holds a B.S. and an M.S. from Stanford University and an M.D. and a Ph.D. from the University of California at Los Angeles.

Lisa Bright has served as a member of our board of directors since April 2017. Ms. Bright has over 30 years of executive experience in global life sciences companies and over five years’ experience serving as a member of the board of directors of a number of public and private companies. Ms. Bright is currently Chair of the board of Resolution Therapeutics Ltd, a biotechnology company, and a Non-Executive Director of Dechra Pharmaceuticals PLC, a veterinary pharmaceutical company, and Immedica Pharma AB, a pharmaceutical company. She is also an Advisor to Syncona Limited, an investment trust dedicated to life science investments, and DRI Capital, a private equity fund. Previously, she served as President International for Intercept Pharmaceuticals, Inc., a biopharmaceutical company, from July 2016 to January 2021, and from November 2014 to July 2016 as Chief Commercial and Corporate Affairs Officer and Senior Vice President, Head of EUCA. During her tenure at Intercept, Ms. Bright oversaw the development of the global launch of an orphan medicine in the United States and Europe, including building the commercial organization in the United States and establishing legal affiliates and teams across Europe and Canada. From 2008 to November 2014, Ms. Bright held various leadership positions at Gilead Sciences Ltd., a biopharmaceutical company, including Vice President, Head of Government Affairs, Europe, Asia, Middle East and Australasia, Vice President and Head of HCV Launch Planning, Vice President and Head of Northern Europe and General Manager, UK and Ireland. Prior to Gilead Sciences, Ms. Bright served in various positions of increasing responsibility at GlaxoSmithKline plc from 1997 to 2006 including Vice President Commercial Planning and Operations and Vice President General Manager NZ and Vice President Head of Sales, UK and Ireland. Prior to that, Ms. Bright also worked at Sanofi from 1992 to 1996 and GlaxoSmithKline from 1989 to 1992. Ms. Bright received her B.Sc. in Pharmacology from University College London, United Kingdom.

William Carl Fairey Jr. has served as a member of our board of directors since September 2022. Mr. Fairey currently serves as Executive Chairman of Respira Therapeutics, Inc., a clinical-stage company developing inhaled therapeutics for cardiopulmonary diseases, a position he has held since January 2022. Since August 2021, Mr. Fairey has also served as a director of both Mirum Pharmaceuticals, a publicly-traded biotechnology company developing therapies for rare liver diseases, and Lung Therapeutics, Inc., a private clinical-stage biopharmaceutical company. Prior to Respira, Mr. Fairey was Executive Vice President and Chief Commercial Officer of MyoKardia, Inc., a publicly-traded clinical-stage biopharmaceutical company, from January 2019 until November 2020 when the company was acquired by Bristol-Myers Squibb. From January 2018 until January 2019, Mr. Fairey served as Executive Vice President and Chief Operating Officer of ChemoCentryx, Inc., a publicly-traded biopharmaceutical company developing therapeutics to treat autoimmune diseases, inflammatory disorders and cancer, primarily focused on orphan and rare diseases. Before ChemoCentryx, between 2001 and 2017, Mr. Fairey served in various positions of increasing responsibility at Actelion Pharmaceuticals, including as President of Actelion’s U.S. division, as well as Vice President, Asia Pacific Region, Managing Director and Vice President, Australia Asia Pacific Region, President of Actelion Canada, and Vice President, US Sales and Managed Markets. Mr. Fairey began his pharmaceutical career as Business Director, Healthcare Management for the Parke-Davis Division of Warner-Lambert between 1988 and 2000. Mr. Fairey received a B.S. in Biology from the University of Oregon and an M.B.A. from Saint Mary’s College of California.

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

Siham Imani has served as a member of our board of directors since September 2022. Ms. Imani currently serves as Executive Vice President Corporate Strategy and Business Development of Servier, a global pharmaceutical group headquartered in France, a position she has held since April 2019. Prior to her current role, Ms. Imani was Servier’s Director of Corporate Strategy from April 2017 until April 2019. Before joining Servier, Ms. Imani held various positions of increasing responsibility at Ipsen, a French pharmaceutical company specializing in oncology, neuroscience and rare diseases, including Vice President European Business Unit Pediatric Endocrinology, Vice President Commercial Transformation & Support, Vice President Corporate Strategic Planning and Executive Committee Secretary, and Corporate Strategic Planning Director, from 2011 until April 2017. Ms. Imani also served as Projects Director of Pierre Fabre Medicament, a French pharmaceutical company, from 2010 to 2011, and as Marketing and Clinical Manager and European Marketing Manager of Biosense Webster, part of the Johnson & Johnson Family of Companies, from 2005 to 2010. Ms. Imani received a Master in Economics and a Master in Chemistry from École Polytechnique in Palaiseau, France and an M.B.A. from Stanford University.

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

The table below provides certain information regarding the diversity of our board of directors.

Board Diversity Matrix (As of February 1, 2023)
Country of Principal Executive Offices	Denmark
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	7
	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	3	3	0	1
Part II: Demographic Background
Underrepresented Individual in Home Country	1
LGBTQ+	0
Did Not Disclose Demographic Background	1

Senior Management and Executive Board

The following table sets forth information with respect to each of the members of our senior management, their respective ages and their positions as of the date of this annual report. In addition to serving as members of our senior management, Mr. Mikkelsen, Mr. Smith, Mr. Wolff Jensen, and Ms. Sønderbjerg currently serve as the members of our executive board. The business address of these members of our senior management is our registered office address at Tuborg Boulevard 12, DK-2900 Hellerup, Denmark.

Name	Age	Position(s)
Jan Møller Mikkelsen	63	President, Chief Executive Officer and Board Member
Vibeke Miller Breinholt, Ph.D.	56	Executive Vice President, Nonclinical Development and Bioanalysis
Flemming Steen Jensen	61	Executive Vice President, Product Supply and Quality
Michael Wolff Jensen, L.L.M.	51	Executive Vice President, Chief Legal Officer
Sigurd Okkels, Ph.D.	63	Executive Vice President, Product Development
Peter Rasmussen	54	Vice President, Finance and Principal Accounting Officer
Stina Singel, M.D., Ph.D.	49	Executive Vice President, Head of Clinical Development, Oncology
Scott T. Smith	49	Executive Vice President, Chief Financial Officer
Lotte Sønderbjerg	62	Executive Vice President, Chief Administrative Officer
Kennett Sprogøe, Ph.D.	44	Executive Vice President, Head of Innovation and Research
Birgitte Volck, M.D., Ph.D.	60	Executive Vice President, Head of Clinical Development and Medical Affairs, Endocrinology Rare Diseases

The following is a brief summary of the business experience of our senior management and executive board.

Jan Møller Mikkelsen founded Ascendis Pharma and has served as President and Chief Executive Officer as well as Board member since December 2007 and currently serves on the board of VISEN Pharmaceuticals and as Chairman of the board of Hummingbird Bioscience. From 2002 to 2006, Mr. Mikkelsen served as President and Chief Executive Officer of LifeCycle Pharma A/S, now Veloxis Pharmaceuticals A/S, which was a publicly traded biotechnology company. From 2000 to 2002, Mr. Mikkelsen was President of the Pharmaceutical Division of Maxygen, Inc. Prior to that, Mr. Mikkelsen co-founded ProFound Pharma A/S, a biopharmaceutical company that was later acquired by Maxygen, Inc., and at ProFound, he served as Co-Chief Executive Officer from 1999 to 2000. From 1988 to 1999, Mr. Mikkelsen held various positions at Novo Nordisk A/S, a global healthcare company, including Vice President of Protein Discovery. Mr. Mikkelsen currently serves as a member of the advisory board of Inspirion Delivery Technologies, a specialty pharmaceutical company. Mr. Mikkelsen received a Cand. Scient. degree in Biochemistry from the University of Odense, Denmark, and pursued his post-doctoral research at Children’s Hospital in Oakland, CA.

Vibeke Miller Breinholt, Ph.D. has served as our Executive Vice President of Nonclinical Development and Bioanalysis since January 2023 and previously served as our Senior Vice President of Nonclinical Development and Bioanalysis from January 2020 until January 2023 and as our Vice President of Nonclinical Development from January 2016 to January 2020. Dr. Breinholt has more than 15 years of experience within nonclinical development in the biopharmaceutical industry and more than seven years of experience in experimental cancer research. Prior to joining Ascendis, Dr. Breinholt served in roles of increasing responsibility at Novo Nordisk from November 2013 to December 2015, including serving as Head of Biopharm Toxicology and Safety Pharmacology, where she was responsible for overseeing more than 30 projects in early and late-stage development within diabetes, obesity, hemophilia and growth hormone deficiency. Prior to Novo Nordisk, she held positions of increasing responsibility at Genmab A/S from October 2007 to November 2013, ending her tenure as Senior Director of Preclinical Safety and Preclinical Regulatory Affairs. Dr. Breinholt began her industry career at Maxygen in October 2003, where she served as Head of Toxicology and Associate Director Regulatory affairs until October 2007. Dr. Breinholt received her M.S. and Ph.D. in Toxicology from Oregon State University within experimental cancer research and a B.S. in Bromatology from the Royal Veterinary and Agricultural University, Denmark. Dr. Breinholt also earned advanced diplomas in business administration and pharmaceutical regulatory affairs.

Flemming Steen Jensen has served as our Executive Vice President, Product Supply and Quality since January 2023 and previously served as our Senior Vice President, Product Supply and Quality from August 2015 until January 2023. Prior to this, Mr. Jensen served as Corporate Vice President for Global Pharma Consulting and Business Development and member of the management team at NNE Pharmaplan A/S, an engineering and consulting company (part of Novo Nordisk A/S), from October 2014 to July 2015. From 1999 to September 2014, Mr. Jensen served as Executive Vice President of Product Supply (Production, Supply Chain, Engineering and Maintenance, Business Improvements, Quality Assurance and Health, Safety and Environment) and member of the Board of Management of ALK-Abello A/S, a pharmaceutical company. From 1986 to 1999, Mr. Jensen held several management positions relating to development, manufacturing and engineering within Novo Nordisk A/S. Mr. Jensen is also a member of various boards of directors of companies in the life sciences industry. Mr. Jensen holds a M.Sc. in Pharmacy from the University of Copenhagen.

Michael Wolff Jensen, L.L.M. has served as our Executive Vice President, Chief Legal Officer since January 2023 and previously served as our Senior Vice President, Chief Legal Officer from June 2013 until January 2023. Mr. Jensen also currently serves as Chairman of the board of VISEN Pharmaceuticals. In addition, Mr. Jensen served as Chairman of our board of directors from January 2008 to May 2021 and as our Acting Chief Financial Officer from May 2008 to June 2013. From October 2010 to June 2013, Mr. Jensen served as Senior Legal Advisor and Head of Partnerships (France) for the renewable business division of Dong Energy A/S, the Danish State-owned utility company. Prior to Ascendis Pharma, Mr. Jensen served as Executive Vice President & Chief Financial Officer of LifeCycle Pharma, currently known as Veloxis Pharmaceuticals A/S, a publicly traded biotechnology company, from 2003 to 2008. Prior to joining Veloxis, Mr. Jensen served as Senior Vice President & Chief Financial Officer of Genmab A/S, a publicly traded biotechnology company from 2000 to 2003. Mr. Jensen received an L.L.M. degree from the University of Copenhagen.

Jens Sigurd Okkels, Ph.D. has served as our Executive Vice President of Product Development since January 2023 and previously served as our Senior Vice President of Product Development from April 2019 until January 2023. Most recently, Dr. Okkels led an independent consulting firm in the biopharmaceutical industry, Okkels Consulting, GmbH, from January 2018 until April 2019. Prior to this, from October 2011 until December 2017, he served as Vice President, Head of the Chemistry, Manufacturing and Controls Center in Europe at Takeda, where he was responsible for numerous projects at all stages of development, from preclinical and launch to life cycle management. Prior to his tenure at Takeda, Dr. Okkels held multiple VP roles at Nycomed, including Vice President of Technical Development, the Biologics Network and the International Pharmaceutical Affairs. Dr. Okkels also served as the Science and Technology Director at Maxygen after a merger with ProFound Pharma, a company which he co-founded in 1999. He launched his industry career at Novo Nordisk in 1992 after completing his postdoctoral training at the Royal Veterinary and Agricultural University (RVAU). Dr. Okkels received his Ph.D. in biochemistry and molecular biology from the RVAU in Copenhagen, Denmark.

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

Stina Singel, M.D., Ph.D. has served as our Executive Vice President, Head of Clinical Development, Oncology, since January 2023 and previously served as our Senior Vice President, Head of Clinical Development, Oncology, from January 2022 until January 2023 and as our Head of Clinical Development, Oncology, from May 2020 to January 2022. Prior to joining Ascendis, Dr. Singel served as Senior Vice President and Head of Clinical Development and Drug Safety at Nektar Therapeutics, a biopharmaceutical company, from April 2019 to May 2020. From March 2014 to April 2019, Dr. Singel held various positions of increasing responsibility at Genentech, a biotechnology company, ending her tenure as Senior Medical Director. From 2017 to 2019, Dr. Singel also served as an Adjunct Clinical Instructor at the Stanford University School of Medicine. Prior to Genentech, Dr. Singel was an Attending Physician and Clinical Translational Researcher focused on breast oncology at the University of Texas Southwestern Medical Center from 2010 to 2014 and was a Medical Oncologist at Washington Hematology Oncology, a community practice in Yakima, Washington, from 2008 to 2010.

Dr. Singel received her M.D. and Ph.D. degrees from the University of California, San Diego, where she also completed her internal medicine residency and medical oncology fellowship. She received her B.S. in Biology (magna cum laude) from Harvard University.

Scott T. Smith has served as our Executive Vice President and Chief Financial Officer since January 2023 and previously served as our Senior Vice President and Chief Financial Officer from August 2016 until January 2023. Previously, Mr. Smith served as Director of the Healthcare Investment Banking Group at Wedbush Securities, from 2012 to 2016, where he led the healthcare team, and, from 2009 to 2012, Mr. Smith served as a Managing Director at Wedbush. Prior to joining Wedbush, Mr. Smith served as a Director in the Global Healthcare Investment Banking Group at Merrill Lynch where he began his career in 1995. He has also worked in sales, marketing and strategy roles for various companies, including start-ups and a Fortune Global 500 company. Mr. Smith received his M.B.A. from the Stanford University Graduate School of Business and graduated magna cum laude with a B.A. in Economics/Accounting-Physics from Claremont McKenna College.

Lotte Sønderbjerg has served as our Executive Vice President, Chief Administrative Officer since January 2023 and previously served as our Senior Vice President, Chief Administrative Officer from December 2007 until January 2023. Mrs. Sønderbjerg is also Managing Director of Ascendis Pharma GmbH. Prior to joining Ascendis, Mrs. Sønderbjerg served as Senior Director of Human Resources and as Finance Director at Veloxis Pharmaceuticals A/S from 2003 to 2007. Prior to joining Veloxis Pharmaceuticals A/S, Mrs. Sønderbjerg served as Senior Director of Finance and Human Resources at Acadia Pharmaceuticals Inc., a publicly traded biotechnology company, from 1996 to 2003. Prior to her career in biotech, Mrs. Sønderbjerg was the Executive Secretary for the CEO and Board of Directors of Novo Nordisk A/S and PA to leading audit partner in PricewaterhouseCoopers LLP in Denmark. Mrs. Sønderbjerg received a Masters of Arts in International Business Communications from University of Aarhus.

Kennett Sprogøe, Ph.D. has held positions of increasing responsibility at Ascendis Pharma since December 2007, including serving as our Executive Vice President, Head of Innovation and Research since January 2023, Senior Vice President, Head of Innovation and Research from 2019 until January 2023, Senior Vice President of Product Innovation since January 2016 and Vice President Product Innovation since June 2014. Prior to joining Ascendis, Dr. Sprogøe conducted research at the University of Copenhagen, where he applied novel hyphenated screening technologies to expedite discovery of drug leads from natural sources. Dr. Sprogøe holds a Ph.D. in Natural Products Chemistry from the University of Copenhagen and a M.Sc. in Pharmacy from the Danish University of Pharmaceutical Sciences.

Birgitte Volck, M.D., Ph.D. has served as our Executive Vice President and Head of Clinical Development and Medical Affairs, Endocrinology Rare Diseases, since January 2023 and previously served as our Senior Vice President and Head of Clinical Development and Medical Affairs, Endocrinology Rare Diseases from July 2021 until January 2023. She also previously served as a member of our board of directors from May 2016 until July 2021. Dr. Volck served as the President of Research and Development at Avrobio Inc., a clinical-stage biotechnology company, from December 2018 to October 2020. From June 2016 to August 2018, Dr. Volck served as head of Research and Development, Rare Diseases for GlaxoSmithKline plc, a pharmaceutical company. From 2012 to 2016, Dr. Volck served as the Chief Medical Officer and Senior Vice President of Development at Swedish Orphan Biovitrum AB, a biopharmaceutical company. From 2007 to 2012, Dr. Volck held various positions at Amgen Inc., a biopharmaceutical company, including Executive Development Director, Bone, Neuroscience & Inflammation. Prior to Amgen, from 2004 to 2007, Dr. Volck served as Nordic Medical Director and Project Director at Genzyme A/S, a biotechnology company. From 2001 to 2004, Dr. Volck served as Head of Clinical Development at Pharmexa, a biotechnology company. Since June 2019, Dr. Volck has served as a non-executive director at Soleno Therapeutics, Inc., a clinical-stage biopharmaceutical company. Since May 2021, Dr. Volck has served as a non-executive director at Nykode AS (formerly Vaccibody AS), a clinical-stage biopharmaceutical company. From May 2017 to June 2018, Dr. Volck served as a non-executive director for Wilson Therapeutics AB, a biotechnology company. From May 2016 to April 2019, Dr. Volck has served as a director for TFS International, a clinical research organization. Dr. Volck received her M.D. and Ph.D. degrees from Copenhagen University, Denmark.

B.
Compensation

Compensation of Members of Our Board of Directors and Senior Management

During 2022, Dr. Cha received board fees in the amount of €93,775 for his membership on our board and €29,293 for his tenure on the remuneration committee and the partial year of tenure on the audit committee and the nominating and corporate governance committee, Dr. Healy received €21,313 for his membership on our board and €10,320 for his tenure on the nominating and corporate governance committee and the audit committee, which reflected his partial year of service on our board, Ms. Bright received €51,150 for her membership on our board and €23,337 for her tenure on the audit committee and the remuneration committee and her partial year of tenure on the nominating and corporate governance committee, Mr. Holtug received €51,150 for his membership on our board and €30,264 for his tenure on the audit committee and the remuneration committee, Dr. Tordjman received €51,150 for her membership on our board and €7,460 for her partial year of tenure on the nominating and corporate governance committee, Ms. Imani received €15,888 for her membership on our board and €1,792 for her tenure of the nominating and corporate governance committee, which reflected her partial year of service on our board, and Mr. Fairey received €15,888 for his membership on our board, which reflected his partial year of service on our board. Mr. Mikkelsen did not receive any separate compensation in respect of his service on the board. His compensation under our senior management compensation program is described below.

On September 13, 2022, Ms. Imani and Mr. Fairey were each granted 9,160 warrants, in each case with an exercise price per share of $102.70 (€100.93) and an expiration date of September 13, 2032. The aggregate grant date fair value of the warrants granted to our board members in 2022 for their services as board members was €891,518.

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

The aggregate compensation paid to our senior management who were employed by our company during 2022, consisting of Messrs. Mikkelsen, Smith, M. Jensen, Rasmussen, F. Jensen, and Høiland, Ms. Sønderbjerg and Drs. Sprogøe, Okkels, Punnonen, Breinholt, Pizzuti, Singel and Volck for the fiscal year ended December 31, 2022 was approximately €30.5 million. Mr. Høiland served as a member of our senior management until June 2022, and Dr. Punnonen and Dr. Pizzuti served as members of our senior management until June 2022 and September 2022, respectively. This amount consists of: (i) short-term employee benefits including salary and other in-kind benefits of approximately €6.7 million, (ii) bonuses of €3.2 million, (iii) share-based payments of approximately €20.3 million, and (iv) post-employment and other benefits of €0.3 million. Share-based payments reflect the 2022 expenses of warrants and RSUs granted in or before 2022. During 2022, no warrants or RSUs were granted to members of our senior management, as it was decided to change the time of yearly grants to the first quarter of 2023.

The total amount set aside or accrued by us to provide pension, retirement or similar benefits for the members of our board of directors and members of senior management for the year ended December 31, 2022 was €0.

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

The agreements with Messrs. M. Jensen and F. Jensen and Ms. Lotte Sønderbjerg contain a termination notice period of three months for a termination by the employee and six months for a termination by us (except that in the case of Ms. Sønderbjerg, the notice period may be no less than the notice required pursuant to the rules of the Danish Salaried Employees Act with the addition of two months). The agreement with Mr. Rasmussen contains a termination notice period of one month for a termination by the employee and three months for a termination by us (except that the notice period may be no less than the notice required pursuant to the rules of the Danish Salaried Employees Act). The agreement with Dr. Sprogøe contains a termination notice period of one month for a termination by the employee and six months for a termination by us. The agreements with Drs. Volck, Okkels and Breinholt provide that the notice period may be no less than the notice required pursuant to the rules of the Danish Salaried Employees Act, which is at any time mutually extended by both parties with two months’ notice to the end of a month, provided that the executive may terminate with one month’s notice in the case of certain conditions related to sickness. The agreement with Dr. Singel provides that the employment is at-will and may be terminated by either the executive or us at any time. The agreements with certain of the foregoing senior management contain post-termination non-competition covenants that generally may last for a period of twelve months post-termination and entitle the executives to their base salary, or portion thereof, during the period.

The agreement with Mr. Smith provides that the employment is at-will and may be terminated by either the executive or us at any time. However, the agreement with Mr. Smith provides that in the event the executive is terminated by us without “cause” or he resigns for “good reason” (as defined in the agreement), the executive will be eligible to receive continued base salary during a certain severance period following termination and continued healthcare coverage up until the end of the month in which the severance period ends. Such severance period commences on the date of termination and ends on the six-month anniversary of the date of termination. In addition, in the event of the executive’s termination due to disability, he will be eligible to receive continued base salary and healthcare coverage for 120 days following termination, and in the event of his death, we will pay his estate a lump sum amount equal to three months of his base salary.

Warrant Incentive Program

Our employees, consultants, advisors and board members are eligible to participate in our warrant incentive program. Warrants have been issued by the general meeting or by our board of directors pursuant to valid authorizations in our articles of association and the terms and conditions have, in accordance with the Danish Companies Act, been incorporated in our articles of association as in effect from time to time. Each warrant grants the holder the right to subscribe for one ordinary share against cash payment of the exercise price. The exercise price is determined by our board of directors and historically has not been less than the estimated fair value of our ordinary shares on the date of grant. As of December 31, 2022, our board of directors is authorized to issue an additional 1,959,496 warrants in the period ending May 29, 2027.

The grant of warrants to any participant is at the discretion of our board of directors and based on the recommendation of our management. The board of directors may determine the terms and conditions of the warrants issued, including exercise periods, subscription price and adjustments caused by changes to our company’s situation.

Subject to earlier vesting upon the occurrence of certain exit events, warrants granted under the program between December 2012 and until and including November 2021 generally vest 1/48th per month from the date of grant subject to continued service for employees, consultants and grants to board members. However, effective from December 2015, subsequent grants to board members vest 1/24th per month from the date of grant. With respect to employees, in the event that a holder resigns due to our breach of employment terms or we terminate the employment relationship and the holder has not given us good reason to do so, the warrants will continue to vest post-termination in accordance with the same vesting schedule. Otherwise, warrants will cease vesting upon termination of service with respect to employees, board members and consultants.

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

Vested warrants may be exercised during certain exercise periods each year. For 299,830 outstanding warrants, granted in the period 2012 to 2014, there are two annual exercise periods that continue for 21 days from and including the day after the publication of (i) the annual report notification—or if such notification is not published, the annual report—and (ii) our interim report (six-month report). For these warrants, the last exercise period is 21 days from and including the day after the publication of our interim report for the first half of 2023. For 15,732 outstanding warrants granted in connection with our preference D financing, there are four annual exercise periods that continue for 21 days following the day of publication of (i) our interim report (three-month report); (ii) the annual report notification—or if such notification is not published—the annual report; (iii) our interim report (six-month report); and (iv) our interim report (nine-month report). For these warrants, the last exercise period is 21 days following the publication of our interim report (nine-month report) in 2023. For 6,548,449 outstanding warrants granted on or after December 18, 2015, there are four annual exercise periods; each exercise period begins two full trading days after the publication of the public release of our earnings data of a fiscal quarter and continues until the end of the second-to-last trading day in which quarter the relevant earnings release is published. The warrants granted on or after December 18, 2015 expire ten years after the grant date.

The table below sets forth information regarding outstanding warrants held by those members of our board of directors and senior management who, assuming the exercise of warrants, beneficially own 1% or more of our total outstanding ordinary shares as of February 1, 2023.

Name	Grant Date	Awards granted and outstanding	Awards granted and outstanding, but unvested as of April 1, 2023	Award Exercise Price(s)	Award Expiration Date
Jan Møller Mikkelsen	December 3, 2012	249,372	—	€7.9962	21 days following our interim report (six-month report) in 2023
	November 26, 2014	—	—	€6.4775	21 days following our interim report (nine-month report) in 2023
	December 18, 2015	217,000	—	€15.6750	December 18, 2025
	December 14, 2016	180,000	—	€19.4194	December 14, 2026
	December 12, 2017	200,000	—	€31.5995	December 12, 2027
	December 11, 2018	200,000	—	€54.6357	December 11, 2028
	December 10, 2019	120,000	22,500	€97.4993	December 10, 2029
	December 10, 2020	101,145	44,251	€145.5045	December 10, 2030
	December 9, 2021	69,466	47,758	€123.4637	December 9, 2031

RSU Program

In December 2021, we implemented a restricted stock units program. Under this program, Restricted Stock Units (“RSUs”) may be granted to members of the senior management team, non-executive directors and other employees (“Participants”) employed by the company or another company within the company’s group. Our board of directors may also at its sole discretion decide to grant RSUs to consultants or members of our board of directors who are then also deemed Participants.

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

On December 9, 2021, our board of directors granted an aggregate of (i) 5,352 restricted stock units to certain non-employee board members of the company, (ii) 104,886 restricted stock units to certain members of senior management of the company, and (iii) 37,910 restricted stock units to certain other employees of our company under the terms of our restricted stock unit program. On December 9, 2022, 41,685 RSUs vested and an equivalent number of ADSs were transferred to the Participants. As of December 31, 2022, a total of 82,492 RSUs were outstanding and unvested.

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

The general meeting of shareholders must elect no fewer than three and no more than ten members to our board of directors. The board of directors is classified into two classes as nearly equal in number as possible with respect to the duration of the term in which they severally hold office. Such classes consist of one class of directors (“Class I”) who were elected at the annual general meeting held in 2021 for a term expiring at the annual general meeting to be held 2023; and a second class of directors (“Class II”) who were elected at the annual general meeting held in 2022 for a term expiring at the annual general meeting to be held in 2024. The shareholders shall increase or decrease the number of directors, to ensure that the two classes shall be as nearly equal in number as possible; provided, however, that no decrease shall have the effect of shortening the term of any other director. At each annual general meeting, the successors of the class of directors whose term expires at that meeting shall be elected to hold office for a term expiring at the annual general meeting held in the second year following the year of their election.

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

Director Independence

Our board of directors has undertaken a review of the independence of the directors and considered whether any director has a material relationship with us that could compromise their ability to exercise independent judgement in carrying out the responsibilities of a director. As a result of this review, our board of directors determined that Lisa Bright, Albert Cha, M.D., Ph.D., William Carl Fairey Jr., Lars Holtug, Siham Imani and Rafaèle Tordjman, M.D., Ph.D., representing six of our seven directors, are “independent directors” as that term is defined under the applicable rules and regulations of the SEC and the listing requirements and rules of Nasdaq. In making such determination, our board of directors considered the relationships that each non-employee director has with us and all other facts and circumstances our board of directors deemed relevant in determining the director’s independence, including the number of ordinary shares beneficially owned by the director and his or her affiliated entities (if any).

Committees of the Board of Directors

We have an audit committee, a remuneration committee and a nominating and corporate governance committee. We have adopted a charter for each of these committees. Under Danish corporate law, it is not possible to delegate the decision making authority of the entire board of directors to board committees.

Audit Committee

Our audit committee consists of Lars Holtug (Chair), Lisa Bright, Albert Cha, M.D., Ph.D. and William Carl Fairey Jr. Each member satisfies the independence requirements of the Nasdaq listing standards, and Lars Holtug qualifies as an “audit committee financial expert,” as defined in Item 16A(b) of Form 20-F and as determined by our board of directors. Our audit committee oversees our accounting and financial reporting processes and the audits of our consolidated financial statements. As a foreign private issuer, we are not required to have a formal written audit committee charter that complies with Nasdaq Rule 5605(c)(1) and, although we have adopted an audit committee charter, we comply with home country practices in lieu of Nasdaq Rule 5605(c)(1). Nasdaq Rule 5605(c)(2)(A) requires that U.S. listed companies have an audit committee composed of at least three members, each of whom is an independent director, as defined in the Nasdaq rules. As a foreign private issuer, we are exempt from complying with the Nasdaq requirement to have an audit committee with at least three members, and we comply with home country practices in lieu of Nasdaq Rule 5605(c)(2)(A). However, our audit committee currently comprises four members, all of whom meet the relevant criteria for independence under Nasdaq rules and under Rule 10A-3 of the Exchange Act. Our audit committee is responsible for, among other things:

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

Remuneration Committee

Our remuneration committee consists of Albert Cha, M.D., Ph.D. (Chair), Lisa Bright and Lars Holtug. Each member satisfies the independence requirements of the Nasdaq listing standards. Our remuneration committee assists our board of directors in reviewing and approving or recommending our compensation structure, including all forms of compensation relating to our board of director and the executive board. As a foreign private issuer, we are not required to have a formal written remuneration committee charter that complies with Nasdaq Rule 5605(d)(1) and, although we have adopted a remuneration committee charter, we comply with home country practices in lieu of Nasdaq Rule 5605(d)(1). Our remuneration committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Rafaèle Tordjman, M.D., Ph.D. (Chair), Lisa Bright and Siham Imani. Each member satisfies the independence requirements of the Nasdaq listing standards. Our nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our board members and in determining the composition of the board of directors and its committees. Our nominating and corporate governance committee is responsible for, among other things:

•
recommending to our board of directors, persons to be nominated for election or re-election to our board of directors at any meeting of the shareholders;
•
overseeing our board of director’s annual review of its own performance and the performance of its committees; and
•
considering, preparing and recommending to our board of directors a set of corporate governance guidelines.

For information on current term of office and the period during which the members of our board of directors, executive board and our senior management have served in office see “Item 6 A. Directors, Senior Management and Employees—Directors and Senior Management.”

D.
Employees

The following tables specify number of employees at the end of period, per their main activity function and geographic location for the past three financial years.

	Selling, General and Administration (1)	Research and Development, and Commercial Manufacturing	Total
December 31, 2022
Denmark (Domicile country)	101	271	372
Germany	34	81	115
United States	170	140	310
Total	305	492	797

Of full-time employees, 220 (27.6%) hold a Ph.D., M.D., and/or equivalent degrees.

	Selling, General and Administration (1)	Research and Development, and Commercial Manufacturing	Total
December 31, 2021
Denmark (Domicile country)	74	205	279
Germany	25	80	105
United States	137	118	255
Total	236	403	639
Of full-time employees, 198 (31.0%) hold a Ph.D., M.D., and/or equivalent degrees.

	Selling, General and Administration (1)	Research and Development	Total
December 31, 2020
Denmark (Domicile country)	50	167	217
Germany	—	96	96
United States	63	106	169
Total	113	369	482

Of full-time employees, 121 (36.7%) hold a Ph.D., M.D., and/or equivalent degrees.

(1)
Selling, General and Administration function includes business and corporate development, and commercial activities.

In 2022, employees engaged with research and development have increased, primarily due to advancement of our pipeline of endocrinology and oncology. In addition, number of employees has increased due to pre-launch and launch activities, and extension of corporate functions to support those activities.

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

F.
Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7 Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information relating to the beneficial ownership of our shares as of February 1, 2023, by:

•
each person, or group of affiliated persons, known by us to beneficially own more than 5% of our outstanding ordinary shares;
•
each of our board members; and
•
each member of our senior management, including members of our executive board.

The number of shares beneficially owned by each entity, person, member of our board of directors or senior management is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power, as well as any shares that the individual has the right to subscribe for within 60 days of February 1, 2023, through the exercise of any warrants or other rights. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares owned by that person.

The percentage of shares beneficially owned is computed on the basis of 57,152,295 ordinary shares outstanding as of February 1, 2023. Ordinary shares that a person has the right to subscribe for within 60 days of February 1, 2023 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights but are not deemed outstanding for purposes of computing the percentage ownership of any other person. Additionally, a person is considered to have the right to subscribe for ordinary shares which are subject to outstanding warrants and vested within 60 days of February 1, 2023, although such warrants may only be exercised in prescribed exercise periods. A person is considered to beneficially own ordinary shares which are subject to restricted stock units that vest within 60 days of February 1, 2023. Unless otherwise indicated below, the address for each beneficial owner listed is c/o Ascendis Pharma A/S, at Tuborg Boulevard 12, DK-2900 Hellerup, Denmark.

Name and Address of Beneficial Owner	Number of Outstanding Shares Beneficially Owned	Number of Warrants Exercisable and RSUs to be Settled Within 60 Days	Number of Shares Beneficially Owned	Percentage of Beneficial Ownership
Entities affiliated with Artisan Partners LP (1)	7,940,434	—	7,940,434	13.9%
Entities affiliated with RA Capital Management, L.P. (2)	7,567,900	—	7,567,900	13.2%
Entities affiliated with FMR LLC (3)	5,355,943	—	5,355,943	9.4%
T. Rowe Price Associates, Inc. (4)	4,761,193	—	4,761,193	8.3%
Baker Bros. Advisors LP (5)	4,541,604	—	4,541,604	7.9%
Entities affiliated with Wellington Management Group LLP (6)	4,068,476	—	4,068,476	7.1%
Entities affiliated with Janus Henderson Group plc (7)	3,219,965	—	3,219,965	5.6%
Senior Management and Board Members
Jan Møller Mikkelsen (8)	328,716	1,222,474	1,551,190	2.7%
Vibeke Miller Breinholt, Ph.D. (9)	927	64,539	65,466	*
Flemming Steen Jensen (10)	927	135,768	136,695	*
Michael Wolff Jensen, L.L.M. (11)	1,927	124,268	126,195	*
Sigurd Okkels, Ph.D. (12)	927	108,793	109,720	*
Peter Rasmussen (13)	195	51,075	51,270	*
Stina Singel, M.D, Ph.D. (14)	1,267	43,554	44,821	*
Scott T. Smith (15)	2,555	174,268	176,823	*
Lotte Sønderbjerg (16)	927	177,304	178,231	*
Kennett Sprogøe, Ph.D. (17)	1,957	154,581	156,538	*
Birgitte Volck, M.D., Ph.D. (18)	663	82,086	82,749	*
Albert Cha, M.D., Ph.D. (19)	195	93,828	94,023	*
Lisa Bright (20)	195	48,933	49,128	*
Lars Holtug, M.Sc. (21)	446	50,828	51,274	*
Rafaèle Tordjman, M.D., Ph.D. (22)	—	15,674	15,674	*
William Carl Fairey Jr.	—	—	—	*
Siham Imani	—	—	—	*

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
(8)
Consists of (i) 328,716 ordinary shares and ADSs beneficially owned by Mr. Mikkelsen, and (ii) 1,222,474 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of February 1, 2023 by Mr. Mikkelsen.
(9)
Consists of (i) 64,539 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of February 1, 2023 by Dr. Breinholt and (ii) 927 ADSs held by Dr. Breinholt.
(10)
Consists of (i) 135,768 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of February 1, 2023 by Mr. Jensen and (ii) 927 ADSs held by Mr. Jensen.

(11)
Consists of (i) 124,268 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of February 1, 2023 by Mr. Jensen, (ii) 927 ADSs held by Mr. Jensen and (iii) 1,000 ADSs held by MiWo Invest Aps ("MiWo Invest"). MiWo Invest is a personal investment company wholly-owned by Mr. Jensen.
(12)
Consists of (i) 108,793 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of February 1, 2023 by Dr. Okkels and (ii) 927 ADSs held by Dr. Okkels.
(13)
Consists of (i) 51,075 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of February 1, 2023 by Mr. Rasmussen and (ii) 195 ADSs held by Mr. Rasmussen.
(14)
Consists of (i) 43,554 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of February 1, 2023 by Dr. Singel and (ii) 1,267 ADSs held by Dr. Singel.
(15)
Consists of (i) 2,555 ordinary shares and ADSs held by Mr. Smith and (ii) 174,268 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of February 1, 2023 by Mr. Smith.
(16)
Consists of (i) 177,304 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of February 1, 2023 by Ms. Sønderbjerg and (ii) 927 ADSs held by Ms. Sønderbjerg.
(17)
Consists of (i) 1,927 ordinary shares and ADSs held by Dr. Sprogøe, (ii) 154,581 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of February 1, 2023 by Dr. Sprogøe and (iii) 30 ADSs held by family members of Dr. Sprogøe.
(18)
Consists of (i) 82,086 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of February 1, 2023 by Dr. Volck, (ii) 463 ADSs held by Dr. Volck and (iii) 200 ADSs held by family members of Dr. Volck.
(19)
Consists of (i) 93,828 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of February 1, 2023 by Dr. Cha and (ii) 195 ADSs held by Dr. Cha.
(20)
Consists of (i) 48,933 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of February 1, 2023 by Ms. Bright and (ii) 195 ADSs held by Ms. Bright.
(21)
Consists of (i) 50,828 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of February 1, 2023 by Mr. Holtug and (ii) 446 ADSs held by Mr. Holtug.
(22)
Consists of 15,674 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of February 1, 2023 by Dr. Tordjman.

Record Holders

As of February 1, 2023, assuming that all of our ordinary shares represented by ADSs are held by residents of the United States, 100% of our outstanding ordinary shares were held in the United States by two holders of record and none of our outstanding ordinary shares were held outside of the United States. At such date, there were outstanding 56,944,171 ADSs, each representing one of our ordinary shares, and in the aggregate representing 99.64% of our outstanding ordinary shares. At such date, there were two holders of record registered with the Bank of New York Mellon, depositary of the ADSs. The actual number of holders is greater than these numbers of record holders and includes beneficial owners whose ADSs are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.

B. Related Party Transactions

The following is a description of related party transactions we have entered into since January 1, 2022 with any of our board members, our senior management, the owners of more than five percent of our share capital, and any other related parties.

Employment Agreements and Warrant Grants

We have entered into employment agreements with members of our senior management. Further, we have issued warrants to two new members of the board of directors. In addition, we are paying fees for board tenure and board committee tenure to the independent members of our board of directors. See “Item 6 B. Directors, Senior Management and Employees—Compensation” for more information.

Indemnification Agreements

We have entered into indemnification agreements with our board members and members of our senior management. See “Item 6 B. Directors, Senior Management and Employees—Compensation—Insurance and Indemnification” for a description of these indemnification agreements.

VISEN Pharmaceuticals

We have provided research and development services to VISEN Pharmaceuticals (“VISEN”) under our Rights Agreements which will be reimbursed by VISEN. Further, under our Rights Agreements and clinical supply agreements, we have provided and agreed to provide product supply to VISEN for use in Greater China. In addition, under our cost sharing and volume commitment agreement with VISEN, we have invoiced VISEN’s share of project costs as stipulated by the contract.

For quantitative details regarding transactions and outstanding balances with VISEN, please refer to Note 12, “Investment in Associate”.

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

B.
Memorandum and Articles of Association

Authorizations to Our Board of Directors

As of February 1, 2023, our board of directors is authorized to increase the share capital as follows:

•
Our board of directors is authorized to increase our share capital by up to 9,000,000 shares with pre-emptive subscription rights for existing shareholders in connection with cash contributions. This authorization is valid until May 28, 2024.
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
•
Our board of directors is authorized to issue 578,717 warrants and to increase our share capital by up to 578,717 shares without pre-emptive subscription rights for existing shareholders in connection with the exercise, if any, of said warrants and to determine the terms and conditions thereof. This authorization is valid until May 28, 2025.

•
Our board of directors is, without pre-emptive rights for existing shareholders, authorized to obtain loans against issuance of convertible bonds which confer the right to subscribe up to 9,000,000 shares. The convertible bonds shall be offered at a subscription price and a conversion price that correspond in aggregate to at least the market price of the shares at the time of the decision of our board of directors to issue the convertible bonds. The loans shall be paid in cash and our board of directors shall determine the terms and conditions for the convertible bonds. This authorization is valid until May 29, 2027.
•
Our board of directors is on one or more occasions authorized to issue 333,414 warrants to members of the executive management and employees, advisors and consultants of the company or our subsidiaries and to increase our share capital by up to 333,414 shares, without pre-emptive subscription rights for existing shareholders in connection with the exercise, if any, of said warrants and to determine the terms and conditions thereof. The exercise price for the warrants shall at least be equal to the market price of the shares at the time of issuance. This authorization is valid until May 27, 2026.
•
Our board of directors is on one or more occasions authorized to issue 1,000,000 warrants to members of the executive management and employees, advisors and consultants of the company or our subsidiaries and to increase our share capital by up to 1,000,000 shares, without pre-emptive subscription rights for existing shareholders in connection with the exercise, if any, of said warrants and to determine the terms and conditions thereof. The exercise price for the warrants shall be determined by the board of directors in consultation with the company’s advisors and shall at least be equal to the market price of the shares at the time of issuance. This authorization is valid until May 29, 2027.

If our board of directors exercises its authorizations in full, and all warrants and convertible debt instruments are exercised fully (not including already issued warrants), then our share capital will amount to 83,189,426 shares consisting of 83,189,426 shares with a nominal value of DKK 1 each.

Owners’ Register

We are obligated to maintain an owners’ register (in Danish: ejerbog). The owners’ register is maintained by Computershare A/S (Company Registration (CVR) no. 27088899), our Danish share registrar. It is mandatory that the owners’ register is maintained within the European Union and that it is available to public authorities.

Pursuant to the Danish Companies Act, public and private limited liability companies are required to register with the Danish Business Authority information regarding shareholders who own at least 5% of the share capital or the voting rights. Pursuant to this provision, we file registrations with the Public Owners’ Register of the Danish Business Authority. Shareholders that exceed the ownership threshold must notify us and we will subsequently file the information with the Danish Business Authority. Reporting is further required when thresholds of 5%, 10%, 15%, 20%, 25%, 50%, 90% or 100%, or 1/3 or 2/3 are reached or no longer reached.

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

Summary of Provisions Regarding the Board of Directors and the Executive Board

Pursuant to our articles of association, our board of directors shall be elected by our shareholders at the general meeting and shall be composed of not less than three and no more than ten members. With respect to the duration of the term which our board members severally hold office, the board of directors is classified into two classes as nearly equal in number as possible. Such classes consist of one class of directors (“Class I”) who were elected at the annual general meeting held in 2021 for a term expiring at the annual general meeting to be held in 2023; and a second class of directors (“Class II”) who were elected at the annual general meeting held in 2022 for a term expiring at the annual general meeting to be held in 2024. Member of Class I Dr. James I. Healy, M.D., Ph.D., resigned from the board of directors with effect as of May 30, 2022. On September 9, 2022 Siham Imani and William Carl Fairey Jr. were elected as new members of the board of directors in Class I for a term expiring at the annual general meeting to be held in 2023. The shareholders shall increase or decrease the number of directors, in order to ensure that the two classes shall be as nearly equal in number as possible; provided, however, that no decrease shall have the effect of shortening the term of any other director. At each annual general meeting, the successors of the class of directors whose term expires at that meeting shall be elected to hold office for a term expiring at the annual general meeting held in the second year following the year of their election. Board members must retire from the board of directors at the annual general meeting following their 75th birthday. Board members are not required to own any shares of our share capital.

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

Disclosure Requirements

Pursuant to Section 55 of the Danish Companies Act, a shareholder is required to notify us when such shareholder’s stake represents 5% or more of the voting rights in our company or the nominal value accounts for 5% or more of the share capital, and when a change of a holding already notified entails that the 5%, 10%, 15%, 20%, 25%, 50%, 90% or 100%, or 1/3 or 2/3 are reached or no longer reached. The notification shall be given within two weeks following the date when the limits are reached or are no longer reached.

The notification shall provide information on the date of the acquisition or disposal of the shares, the full name, civil registration (CPR) number, and address of the shareholder or, in the case of an enterprise, registered office and business registration (CVR) number, the number of shares and their nominal value and share classes (if applicable) as well as information about the basis on which the calculation of the holdings has been made. In the event that the shareholder is a non-resident company or citizen of Denmark, the notification shall include documentation, which clearly identifies the owner. The company shall cause the notification to be entered in the owners’ register.

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

At the annual general meeting, the audited annual report is submitted for approval, together with the proposed appropriation of profit/treatment of loss, the election of the board of directors and election of our auditors. In addition, the board of directors reports on our activities during the past year.

General meetings are convened by the board of directors with a minimum of two weeks’ notice and a maximum of four weeks’ notice. A convening notice will be forwarded to shareholders recorded in our owners’ register, who have requested such notification and by publication in the Danish Business Authority’s computerized information system and on the Company’s website.

At the latest, two weeks before a general meeting (inclusive of the day of the general meeting), we shall make the following information and documents available on our website:

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

Squeeze Out

According to Section 70 of the Danish Companies Act, shares in a company may be redeemed by a shareholder holding more than nine-tenths of the shares and the corresponding voting rights in the company. Furthermore, according to Section 73 of the Danish Companies Act, a minority shareholder may require a majority shareholder holding more than nine-tenths of the shares and the corresponding voting rights to redeem the minority shareholder’s shares.

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

Comparison of Danish Corporate Law and Our Articles of Association and Delaware Corporate Law

The following comparison between Danish corporate law, which applies to us, and Delaware corporate law, the law under which many publicly traded companies in the United States are incorporated, discusses additional matters not otherwise described in this annual report. This summary is subject to Danish law, including the Danish Companies Act, and Delaware corporate law, including the Delaware General Corporation Law.

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

Additionally, Section 141 of the Danish Companies Act allows for group representation on the board of directors of our Company, i.e. that employees of our Danish subsidiaries may demand representation on our board. However, our Danish subsidiaries do not currently have employees. The employees of Ascendis Pharma, Inc., Ascendis Pharma Endocrinology, Inc., Ascendis Pharma GmbH, and Ascendis Pharma Endocrinology GmbH may only demand representation on our board of directors provided that our general meeting adopts a resolution to that effect.

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

Voting Rights

Denmark. Each ordinary share confers the right to cast one vote at the general meeting of shareholders, unless the articles of association provide otherwise. Each holder of ordinary shares may cast as many votes as it holds shares. Shares that are held by the company or its subsidiaries do not confer the right to vote.

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

Tax Characterization of the ADSs

It is currently not clear under the Danish tax legislation how listed ADSs issued by Danish resident companies in general are to be treated for Danish tax purposes.

However, we obtained a tax ruling on June 21, 2022, from the Danish Tax Council which confirmed that ADSs issued by us are shares for Danish tax purposes. Based on an analysis of the terms of the Deposit Agreement between 1) the holders of ADSs, 2) Ascendis Pharma A/S and 3) Bank of New York Mellon, the Danish Tax Council found that the voting and economic rights attached to the underlying shares had effectively been transferred to the ADS holders and therefore, the ADSs qualified as shares for Danish tax purposes. The ruling is binding on the Danish tax authorities for 5 years as long as the facts remain as described in the ruling for the duration of the 5-year period and in the absence of a change of law. The ruling further confirmed that the ADSs are to be considered listed shares, as the ADSs are listed on Nasdaq. Accordingly, the remainder of this Danish tax discussion assumes that the ADSs will be treated as listed shares for Danish tax purposes.

Taxation of Danish Tax Resident Holders of the ADSs

Sale of the ADSs (Individuals)

For individual investors in 2022, gains from the sale of shares are included in the computation of the annual share income subject to 27% tax on the first DKK 58,900 (for cohabiting spouses, a total of DKK 117,800) and at a rate of 42% on share income exceeding DKK 58,900 (for cohabiting spouses over DKK 117,800). Such amounts are subject to annual adjustment and include all share income (i.e., all capital gains and dividends derived by the individual or cohabiting spouses, respectively). The realization principle applies; i.e. the gains or losses are included in the income in the year of disposal.

Gains and losses on the sale of shares are calculated as the difference between the purchase price and the sales price. The purchase price is generally determined using the average method (in Danish “gennemsnitsmetoden”) as a proportionate part of the aggregate purchase price for all the shareholder’s shares in the company.

As the ADSs, for the purpose of this tax description, are considered listed shares for Danish tax purposes, losses may be offset against received dividends and capital gains on listed shares. Unused losses will automatically be offset against a cohabiting spouse’s dividends and capital gains on listed shares. Any unused losses can be carried forward. It is a requirement for offsetting of losses, that the ADS holder (or the ADS holder’s custodian bank) has declared the acquisition of the shares in the tax return for the year of acquisition. Such declaration must specify the identity of the ADS, the number of ADS acquired, the acquisition sum and the date of acquisition.

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

“Subsidiary Shares” are generally defined as shares owned by a shareholder holding at least 10% of the nominal share capital of the issuing company.

“Group Shares” are generally defined as shares in a company in which the shareholder of the company and the issuing company are subject to Danish joint taxation or fulfill the requirements for international joint taxation under Danish law (i.e., the company is controlled by the shareholder).

“Tax-Exempt Portfolio Shares” are defined as shares not admitted to trading on a regulated market owned by a shareholder holding less than 10% of the nominal share capital of the issuing company.

“Taxable Portfolio Shares” are defined as shares that do not qualify as Subsidiary Shares, Group Shares or Tax-Exempt Portfolio Shares.

Gains or losses on disposal of Subsidiary Shares and Group Shares and Tax-Exempt Portfolio Shares are not included in the taxable income of the shareholder.

Special rules apply with respect to Subsidiary Shares and Group Shares to prevent exemption through certain holding company structures just as other anti-avoidance rules may apply. These rules will not be described in further detail.

Capital gains from the sale of Taxable Portfolio Shares are taxable at a rate of 22% irrespective of ownership period. Losses on such shares are generally deductible. Gains and losses on Taxable Portfolio Shares are generally taxable according to the mark-to-market principle (in Danish “lagerprincippet”).

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

Dividends (Individuals)

Dividends on listed shares are taxed as share income, as described above. All share income must be included when calculating whether the amounts described above are exceeded. Dividends paid to individuals are generally subject to 27% withholding tax.

Dividends (Companies)

For corporate investors, dividends paid on Subsidiary Shares and Group Shares are tax-exempt irrespective of ownership period.

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

Taxation of Shareholders Residing Outside Denmark

Holders of ADSs issued by Ascendis Pharma A/S are treated as holding listed ordinary shares in the company for Danish tax purposes.

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

Dividends (Individuals)

Dividends are generally subject to 27% Danish withholding tax. Individuals residing in certain black-listed countries and holding 25% or more of the share capital in the company are subject to 44% withholding tax.

Non-residents of Denmark are not subject to additional Danish income tax in respect to dividends received on shares.

Holders of ADSs are entitled to apply for a full or partial refund of Danish withholding tax on dividends withheld by the company, in the situations described below:

If the holders of the ADSs are considered beneficial owners of the dividends according to the applicable double tax treaty between Denmark and the tax residence country of the ADS holder, the withholding tax rate under such double tax treaty may apply to the extent the tax residency of the ADS holder can be documented.

For holders of ADSs (as beneficial owners of the dividends on the ordinary shares), if the withholding tax rate applied is higher than the applicable final tax rate (as reduced according to Danish law or an applicable double tax treaty) for the holder of ADSs, a request for a refund of Danish tax in excess hereof can be made in the following situations:

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

Individuals residing in certain black-listed countries and holding 25% or more of the share capital in the company are not eligible for refund of dividend withholding taxes.

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

Individuals residing in certain black-listed countries and holding 25% or more of the share capital in the company are not eligible for refund of dividend withholding taxes.

Dividends (Companies)

Dividends paid to companies are generally subject to 27% withholding tax.

Companies residing in certain black-listed countries and holding Subsidiary Shares or Group Shares are not eligible for refund of dividend withholding taxes.

Non-residents of Denmark are not subject to additional income tax with respect to dividends received on shares. Holders of ADSs are entitled to apply for a refund of Danish withholding tax on dividends paid by the company.

If the holder of the ADSs is considered the beneficial owner of the dividends according to the applicable double tax treaty between Denmark and the tax residence country of the ADS holder, the withholding tax rate under such double tax treaty may apply to the extent the tax residency of the ADS holder can be documented.

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

Companies residing in certain black-listed countries and holding Subsidiary Shares or Group Shares are not eligible for refund of dividend withholding taxes.

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

Where a non-resident company of Denmark holds ADSs which can be attributed to a permanent establishment in Denmark, dividends are taxable pursuant to the rules applying to Danish tax residents described above. Companies residing in certain black-listed countries and holding Subsidiary Shares or Group Shares are not eligible for refund of dividend withholding taxes.

Share Transfer Tax and Stamp Duties

No Danish share transfer tax or stamp duties are payable on transfer of the shares.

Material U.S. Federal Income Tax Consequences to U.S. Holders

The following discussion describes the material U.S. federal income tax consequences to U.S. Holders (as defined below) under present law of an investment in the ADSs. The effects of any applicable state or local laws, or other U.S. federal tax laws such as estate and gift tax laws, any alternative minimum taxes, or the Medicare contribution tax on net investment income, are not discussed. This summary applies only to investors who hold the ADSs as capital assets (generally, property held for investment) and who have the U.S. dollar as their functional currency for U.S. federal income tax purposes. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, U.S. Treasury regulations promulgated thereunder, or the Treasury Regulations, judicial decisions, published rulings and administrative pronouncements of the U.S. Internal Revenue Service, or the IRS, and the income tax treaty between the United States and Denmark, or the Treaty, all as in effect as of the date of this annual report. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

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
•
partnerships, S corporations or other entities or arrangements treated as partnerships or pass-through entities for U.S. federal income tax purposes, and persons that hold ADSs through such entities or arrangements;
•
tax-exempt organizations, “individual retirement accounts” or “Roth IRAs”;
•
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

U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE U.S. FEDERAL GIFT AND ESTATE AND U.S. STATE AND LOCAL AND NON-U.S. TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE ADSs.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of the ADSs that, for U.S. federal income tax purposes, is or is treated as any of the following:

•
an individual who is a citizen or resident of the United States;
•
a corporation, or other entity taxable as a corporation, created or organized under the laws of the United States, any state thereof or the District of Columbia;

•
an estate, the income of which is subject to U.S. federal income tax regardless of its source; or
•
a trust that (1) is subject to the supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a United States person for U.S. federal income tax purposes.

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

As discussed in “Item 10 E.—Taxation—Danish Tax Considerations,” payments of dividends by us may be subject to Danish withholding tax. The rate of withholding tax applicable to U.S. Holders that are eligible for benefits under the Treaty is reduced to a maximum of 15%. For U.S. federal income tax purposes, U.S. Holders will be treated as having received the amount of withheld Danish taxes, and as then having paid over the withheld taxes to the Danish taxing authorities. As a result of this rule, the amount of dividend income included in gross income for U.S. federal income tax purposes by a U.S. Holder with respect to a payment of dividends may be greater than the amount of cash actually received (or receivable) by the U.S. Holder from us with respect to the payment.

Dividends will generally constitute foreign source income for foreign tax credit limitation purposes. Subject to the discussion of the PFIC rules below, any tax withheld with respect to distributions on the ADSs at the rate applicable to a U.S. Holder may, subject to a number of complex limitations, be claimed as a foreign tax credit against such U.S. Holder’s U.S. federal income tax liability or may be claimed as a deduction for U.S. federal income tax purposes. Any amount withheld in excess of the tax rate applicable to a U.S. Holder generally is not eligible to be claimed as a foreign tax credit, regardless of whether such amount is actually refunded or reclaimed. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the ADSs generally will constitute “passive category income.” The rules with respect to the foreign tax credit are complex and involve the application of rules that depend upon a U.S. Holder’s particular circumstances. Furthermore, recently issued Treasury Regulations have imposed additional requirements that must be met for a foreign tax to be creditable (including requirements that a “covered withholding tax” be imposed on nonresidents in lieu of a generally imposed tax that satisfies the regulatory definition of a “net income tax,” which may be unclear or difficult to determine). You are urged to consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

Taxation of Disposition of the ADSs

Subject to the PFIC rules discussed below, you will recognize gain or loss on any sale, exchange or other taxable disposition of an ADS equal to the difference between the amount realized (in U.S. dollars) on the disposition of the ADS and your tax basis (in U.S. dollars) in the ADS. Any such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if you have held the ADS for more than one year at the time of sale, exchange or other taxable disposition. Otherwise, such gain or loss will be short-term capital gain or loss. Long-term capital gains recognized by certain non-corporate U.S. Holders, including individuals, generally will be taxable at a reduced rate. The deductibility of capital losses is subject to limitations. Any such gain or loss you recognize generally will be treated as U.S.-source income or loss for foreign tax credit limitation purposes. You should consult your tax advisor regarding the proper treatment of gain or loss in your particular circumstances.

Passive Foreign Investment Company

Under the Code and Treasury Regulations, the determination of PFIC status is fact-specific and generally cannot be made until after the close of the taxable year in question. Based on our market capitalization and the composition of our income, assets and operations, we do not believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2022. However this is a factual determination, and the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you we will not be a PFIC for any taxable year. A non-U.S. corporation will be considered a PFIC for any taxable year if either:

•
at least 75% of its gross income for such taxable year is passive income (as defined in the relevant provisions of the Code), or
•
at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets during such taxable year) is attributable to assets that produce or are held for the production of passive income.

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

A separate determination must be made each taxable year as to whether we are a PFIC (after the close of each such taxable year). Because the value of our assets, including unbooked goodwill, for purposes of the asset test will generally be determined by reference to the market price of the ADSs, our PFIC status will depend in large part on the market price of the ADSs, which may fluctuate significantly. In addition, changes in the composition of our income or assets may cause us to become a PFIC. For these reasons, we cannot assure you we will not be a PFIC for any taxable year.

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

I.
Subsidiary Information

Not applicable.

J.
Annual Report to Security Holders

The Company intends to submit any annual report provided to security holders in electronic format as an exhibit to a current report on Form 6-K.

Item 11 Quantitative and Qualitative Disclosures About Market Risk

See “Item 5 A. Operating and Financial Review and Prospects—Operating Results—Quantitative and Qualitative Disclosures about Market Risk.”

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

Item 14 Material Modification to the Rights of Security Holders and Use of Proceeds

A. Material Modifications to the Rights of Securities Holders

Not applicable.

B. Use of Proceeds

Not applicable.

Item 15 Control and Procedures

A. Disclosure Controls and Procedures

Our chief executive officer and principal financial and accounting officers, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of December 31, 2022, have concluded that based on the evaluation of these controls and procedures required by Rule 13a-15(b) of the Exchange Act, our disclosure controls and procedures were effective.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2022. This assessment was performed under the directions and supervision of our Chief Executive Officer and our principal financial and accounting officers and based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission.

A material weakness is a control deficiency, or a combination of control deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected. These control deficiencies could result in a misstatement of the financial statement accounts or related disclosures that would result in a material misstatement in the annual or interim consolidated financial statements that would not be prevented or detected on a timely basis. Based on management’s assessment of those criteria, management has concluded that the design and operating effectiveness of our internal control over financial reporting was effective as of December 31, 2022.

The effectiveness of the Company’s internal control over financial reporting has been audited by Deloitte Statsautoriseret Revisionspartnerselskab, our independent registered public accounting firm, as stated in their report on the Company’s financial statements and internal control over financial reporting as of December 31, 2022, which is included under Item 18 below.

C. Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2022 has been audited by Deloitte Statsautoriseret Revisionspartnerselskab, an independent registered public accounting firm, as stated in their report, which appears in Item 18 below.

D. Changes in Internal Control over Financial Reporting

During the year ended December 31, 2022, the Company has implemented new processes and controls related to convertible notes and derivative liabilities, following the financing completed in March 2022. There has been no other changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting.

Item 16A Audit Committee Financial Expert

Mr. Lars Holtug, an independent director under Nasdaq Rule 5605(a)(2) and Rule 10A-3 of the Exchange Act and a member of the Audit Committee, qualifies as an “audit committee financial expert,” as defined in Item 16A(b) of Form 20-F and as determined by our board of directors.

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

	Year ended December 31, 2022		Year ended December 31, 2021
	EUR’000%		EUR’000%
Audit Fees	814	85	771	89
Tax Fees	138	15	87	10
All Other Fees	—	—	13	1
Total	952	100	871	100

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

Item 16E Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In connection with the issuance of an aggregate principal amount of $575.0 million of fixed rate 2.25% convertible notes, we used $116.7 million (€105.3 million) of the net proceeds to repurchase 1,000,000 ADSs representing the Company’s ordinary shares. Total holding of treasury shares is disclosed in Note 16, “Financial Risk Management”.

The table below is a summary of the shares repurchased by us during the 2022 fiscal year. All ADSs were repurchased pursuant to the before mentioned convertible notes issuance.

Date	Total Number of ADSs Purchased	Weighted Average Price Paid per ADS (US$)*	Total Number of ADSs Purchased as Part of Publicly Announced Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
March 25, 2022	1,000,000	$116.70	—	—

* Total value includes fees and costs associated with the repurchases.

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
•
We do not intend to follow Nasdaq’s requirements regarding shareholder approval for certain issuances of securities under Nasdaq Rule 5635. Pursuant to Danish corporate law, our shareholders have authorized our board of directors to issue securities including in connection with certain events such as the acquisition of shares or assets of another company, the establishment of or amendments to equity-based compensation plans for employees, a change of control of us, rights issues at or below market price, certain private placements and issuance of convertible notes. We intend to take all actions necessary for us to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act of 2002, the rules adopted by the SEC and Nasdaq’s listing standards. As a Danish company not listed on a regulated market within the EU/EEA, we do not need to comply with the Danish corporate governance principles nor do we need to explain any deviation from these provisions in our Danish statutory annual report.
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

ASCENDIS PHARMA A/S

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Ascendis Pharma A/S

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Ascendis Pharma A/S and subsidiaries (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of profit or loss and other comprehensive income, the consolidated statements of changes in equity, and the consolidated cash flow statements for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). We also have audited the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

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

Derivative liabilities – Refer to Notes 2, 3 and 15 to the financial statements

Critical Audit Matter Description

In March 2022, the Company issued convertible senior notes, which were separated into a financial liability and an embedded derivative component on initial recognition. The financial liability is presented as part of Borrowings on the statement of financial position and accounted for at amortized cost. The embedded derivative component has been accounted for separately as it is deemed not closely related to the financial liability and is presented under Derivative liabilities in the statement of financial position. The embedded derivative component is measured at fair value, which requires the Company to make significant estimates regarding the determination of fair value. In measuring the fair value of the embedded derivative component, the Black-Scholes option pricing model is used, incorporating observable inputs and an assumption for expected volatility. As of December 31, 2022, the derivative liabilities totaled EUR 158 million.

We identified Derivative liabilities as a critical audit matter due to the judgment related to the initial and subsequent valuation of the embedded derivative component. Significant audit effort was required to audit the valuation of the embedded derivative component, including involvement of specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to derivatives liabilities included the following, among others:

•
We tested the effectiveness of controls over valuation of derivative liabilities;
•
We obtained and read the purchase agreement and offering memorandum to understand the details of the transaction;
•
We evaluated the accounting treatment of the derivative liabilities;
•
We evaluated the valuation techniques used for the derivative liabilities;
•
We traced the information from the purchase agreement and offering memorandum to the inputs used in the Company’s calculations of the derivative liabilities;
•
We traced the external inputs used in the Company’s calculations of the derivative liabilities to reliable independent sources;

•
We tested the mathematical accuracy of the Company’s calculations of the derivative liabilities;
•
We involved our internal fair value specialists to independently calculate the fair value and assess the reasonableness of the valuation assumptions of the derivative liabilities at initial recognition and at year-end.

/s/ Deloitte Statsautoriseret Revisionspartnerselskab

Copenhagen, Denmark

February 16, 2023

We have served as the Company’s auditor since 2007.

Consolidated Statements of Profit or Loss and Other Comprehensive Income for the

Years Ended December 31

	Notes	2022	2021	2020
		(EUR’000)
Consolidated Statement of Profit or Loss
Revenue	4	51,174	7,778	6,953
Cost of sales	6, 11	12,137	3,523	—
Gross profit		39,037	4,255	6,953
Research and development costs	6, 11	379,624	295,867	260,904
Selling, general and administrative expenses	6, 11	221,227	160,180	76,669
Operating profit/(loss)		(561,814)	(451,792)	(330,620)
Share of profit/(loss) of associate	12	(17,697)	12,041	(9,524)
Finance income	15	52,181	59,718	1,812
Finance expenses	15	50,487	3,911	80,842
Profit/(loss) before tax		(577,817)	(383,944)	(419,174)
Tax on profit/(loss) for the year	9	(5,377)	367	219
Net profit/(loss) for the year		(583,194)	(383,577)	(418,955)
Attributable to owners of the Company		(583,194)	(383,577)	(418,955)
Basic and diluted earnings/(loss) per share		€(10.40)	€(7.00)	€(8.28)
Weighted average number of shares used for calculation (basic and diluted) (1)		56,071,793	54,771,763	50,616,528

		(EUR’000)
Consolidated Statement of Comprehensive Income
Net profit/(loss) for the year		(583,194)	(383,577)	(418,955)
Other comprehensive income/(loss)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations		(327)	3,855	(42)
Other comprehensive income/(loss) for the year, net of tax		(327)	3,855	(42)
Total comprehensive income/(loss) for the year, net of tax		(583,521)	(379,722)	(418,997)
Attributable to owners of the Company		(583,521)	(379,722)	(418,997)

(1)
A total of 6,864,011 warrants outstanding as of December 31, 2022 (a total of 7,085,073 warrants and 6,148,004 warrants outstanding as of December 31, 2021 and 2020, respectively) can potentially dilute earnings per share in the future but have not been included in the calculation of diluted earnings per share because they are antidilutive for the periods presented. Similarly, 575,000 convertible senior notes which can potentially be converted into 3,456,785 ordinary shares, can potentially dilute earnings per share in the future but have not been included in the calculation of diluted earnings per share because they are antidilutive for 2022.

Consolidated Statements of Financial Position as of December 31,

	Notes	2022	2021
		(EUR’000)
Assets
Non-current assets
Intangible assets	5, 10	4,828	5,272
Property, plant and equipment	5, 11	129,095	126,049
Investment in associate	12	22,932	38,345
Other receivables	15	1,920	1,808
Marketable securities	15, 16	7,492	107,561
		166,267	279,035
Current assets
Inventories	13	130,673	75,405
Trade receivables	15	11,910	2,200
Income tax receivables		883	893
Other receivables	15	12,833	20,093
Prepayments		31,717	25,231
Marketable securities	15, 16	290,688	235,797
Cash and cash equivalents	15, 16	444,767	446,267
		923,471	805,886
Total assets		1,089,738	1,084,921

Equity and liabilities
Equity
Share capital	16	7,675	7,646
Distributable equity		255,673	875,989
Total equity		263,348	883,635
Non-current liabilities
Borrowings	15, 16	482,956	97,966
Derivative liabilities	15, 16	157,950	—
Contract liabilities	14	14,213	2,964
		655,119	100,930
Current liabilities
Borrowings	15, 16	25,421	6,995
Contract liabilities	14	—	2,601
Trade payables and accrued expenses	15, 16	101,032	59,417
Other liabilities		31,989	29,952
Income tax payables		5,490	198
Provisions		7,339	1,193
		171,271	100,356
Total liabilities		826,390	201,286
Total equity and liabilities		1,089,738	1,084,921

Consolidated Statements of Changes in Equity

		Distributable Equity
	Share Capital	Share Premium	Treasury shares	Foreign Currency Translation Reserve	Accumulated Deficit	Total
	(EUR ‘000)
Equity at January 1, 2020	6,443	1,122,097	—	(34)	(531,392)	597,114
Net profit / (loss) for the period	—	—	—	—	(418,955)	(418,955)
Other comprehensive income/(loss), net of tax	—	—	—	(42)	—	(42)
Total comprehensive income/(loss)	—	—	—	(42)	(418,955)	(418,997)
Transactions with Owners
Share-based payment (Note 7)	—	—	—	—	53,170	53,170
Capital increase	774	638,023	—	—	—	638,797
Cost of capital increase	—	(31,373)	—	—	—	(31,373)
Equity at December 31, 2020	7,217	1,728,747	—	(76)	(897,177)	838,711
Net profit / (loss) for the period	—	—	—	—	(383,577)	(383,577)
Other comprehensive income/(loss), net of tax	—	—	—	3,855	—	3,855
Total comprehensive income/(loss)	—	—	—	3,855	(383,577)	(379,722)
Transactions with Owners
Share-based payment (Note 7)	—	—	—	—	66,830	66,830
Acquisition of treasury shares	—	—	(21)	—	(21,584)	(21,605)
Capital increase	429	398,966	—	—	—	399,395
Cost of capital increase	—	(19,974)	—	—	—	(19,974)
Equity at December 31, 2021	7,646	2,107,739	(21)	3,779	(1,235,508)	883,635
Net profit / (loss) for the period	—	—	—	—	(583,194)	(583,194)
Other comprehensive income/(loss), net of tax	—	—	—	(327)	—	(327)
Total comprehensive income/(loss)	—	—	—	(327)	(583,194)	(583,521)
Transactions with Owners
Share-based payment (Note 7)	—	—	—	—	64,180	64,180
Acquisition of treasury shares	—	—	(134)	—	(105,965)	(106,099)
Transfer under stock incentive programs			6		(6)	—
Capital increase	29	5,124	—	—	—	5,153
Equity at December 31, 2022	7,675	2,112,863	(149)	3,452	(1,860,493)	263,348

Consolidated Cash Flow Statements for the year Ended December 31

	Notes	2022	2021	2020
		(EUR’000)
Operating activities
Net profit/(loss) for the year		(583,194)	(383,577)	(418,955)
Reversal of finance income		(52,181)	(59,718)	(1,812)
Reversal of finance expenses		50,487	3,911	80,842
Reversal of gain and loss on disposal of property, plant and equipment		22	—	—
Reversal of tax charge		5,377	(367)	(219)
Increase/(decrease) in provisions		6,145	1,193	—
Adjustments for non-cash items:
Non-cash consideration relating to revenue		(2,547)	(2,365)	(3,499)
Share of profit/(loss) of associate		17,697	(12,041)	9,524
Share-based payment		64,180	66,830	53,170
Depreciation		17,514	14,946	9,448
Amortization		444	445	—
Changes in working capital:
Inventories		(55,268)	(75,405)	—
Receivables		(11,531)	(6,659)	(1,996)
Prepayments		(6,409)	(11,238)	(6,357)
Contract liabilities (deferred income)		8,648	5,202	(495)
Trade payables, accrued expenses and other payables		45,943	39,186	7,884
Cash flows generated from/(used in) operations		(494,673)	(419,657)	(272,465)
Finance income received		8,271	3,697	1,326
Finance expenses paid		(9,294)	(1,841)	(1,504)
Income taxes received/(paid)		(3)	152	1,095
Cash flows from/(used in) operating activities		(495,699)	(417,649)	(271,548)
Investing activities
Investment in associate		—	(10,187)	—
Acquisition of property, plant and equipment		(14,489)	(23,704)	(19,860)
Reimbursement for acquisition of property, plant and equipment		9,535	—	5,054
Development expenditures (software)		—	(530)	(1,692)
Purchase of marketable securities		(213,842)	(226,038)	(537,752)
Settlement of marketable securities		280,528	149,880	263,051
Cash flows from/(used in) investing activities		61,732	(110,579)	(291,199)
Financing activities
Payment of principal portion of lease liabilities		(6,356)	(6,429)	(4,774)
Net proceeds from convertible senior notes		503,281	—	—
Proceeds from exercise of warrants		5,153	11,537	26,882
Net proceeds from follow-on public offerings		—	367,884	580,542
Acquisitions of treasury shares, net of transactions costs		(105,305)	(21,605)	—
Cash flows from/(used in) financing activities		396,773	351,387	602,650
Increase/(decrease) in cash and cash equivalents		(37,194)	(176,841)	39,903
Cash and cash equivalents at January 1		446,267	584,517	598,106
Effect of exchange rate changes on balances held in foreign currencies		35,694	38,591	(53,492)
Cash and cash equivalents at December 31		444,767	446,267	584,517
Cash and cash equivalents include:
Bank deposits		427,810	441,736	581,872
Short-term marketable securities		16,957	4,531	2,645
Cash and cash equivalents at December 31		444,767	446,267	584,517

Note 1—General Information

Ascendis Pharma A/S, together with its subsidiaries, is applying its innovative TransCon technologies to build a leading, fully integrated, global biopharma company. Ascendis Pharma A/S was incorporated in 2006 and is headquartered in Hellerup, Denmark. Unless the context otherwise requires, references to the “Company,” “we,” “us,” and “our,” refer to Ascendis Pharma A/S and its subsidiaries.

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

The Company’s Board of Directors approved these consolidated financial statements on February 16, 2023.

Note 2—Summary of Significant Accounting Policies

Basis of Preparation

The consolidated financial statements are prepared in accordance with the International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), and as adopted by the European Union (the “EU”).

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

Changes in Accounting Policies and Disclosures

Several amendments to and interpretations of IFRS applied for the first time in 2022, which has not had an impact on the accounting policies applied by the Company. Thus, the accounting policies applied when preparing these consolidated financial statements have been applied consistently to all the periods presented.

Presentation of Distributable Equity Reserves

For the financial year ended December 31, 2020, and 2021, the “Share-based Payment Reserve” amounted to €133.1 million and €199.9 million, respectively, and was presented as a separate reserve within “Distributable Equity” in the consolidated statements of changes in equity, comprising accumulated corresponding entries to the share-based payment expense recognized in the consolidated statement of profit or loss, arising from warrant programs and RSU programs. For the financial year ended December 31, 2022, the “Share-based Payment Reserve” is presented as part of accumulated deficit.

For the financial year ended December 31, 2021, the “Treasury Shares Reserve” amounted to €21.6 million, and was presented as a separate reserve within “Distributable Equity” in the consolidated statements of changes in equity, comprising total costs of treasury shares acquired. For the financial year ended December 31, 2022, the “Treasury Shares Reserve” represents only the nominal amount of treasury shares acquired, whereas the treasury shares premium is presented as part of accumulated deficit. At December 31, 2021, nominal amount of treasury shares amounted to €0.02 million.

We have decided to change the presentation to simplify and rationalize disclosure in the consolidated financial statements. Comparative figures in the consolidated statements of changes in equity have been reclassified to reflect the change in presentations. The change in presentations had no other impact on the consolidated financial statements.

Going Concern

The Company’s Board of Directors has at the time of approving the consolidated financial statements, a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future. Thus, the Company continues to adopt the going concern basis of accounting in preparing the consolidated financial statements.

Basis of Consolidation

The consolidated financial statements include the parent company, Ascendis Pharma A/S, and all enterprises over which the parent company has control. Control of an enterprise exists when the Company has exposure, or rights to, variable returns from its involvement with the enterprise and has the ability to control those returns through its power over the enterprise. Accordingly, the consolidated financial statements include Ascendis Pharma A/S and the subsidiaries listed in Note 19, “Investment in Group Enterprises”.

Consolidation Principles

Subsidiaries, which are enterprises the Company controls at the reporting date, are fully consolidated from the date upon which control is transferred to the Company. They are deconsolidated from the date control ceases.

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

Investment in Associates

An associate is an entity over which the Company has significant influence over financial and operational decisions but without having control or joint control. The Company’s associate is accounted for using the equity method and is initially recognized at cost. Thereafter, the carrying amount of the investment is adjusted to recognize changes in the Company’s share of net assets of the associate since the acquisition or establishment date.

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

On each reporting date, the Company determines whether there are indications that the investment is impaired. If there is such evidence, the amount of impairment is calculated as the difference between the recoverable amount of the associate and its carrying amount. Any impairment loss is recognized in the consolidated statements of profit or loss.

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

Translation of Transactions and Balances

On initial recognition, transactions in currencies other than the individual entity’s functional currency are translated applying the exchange rate in effect at the date of the transaction. Receivables, payables and other monetary items denominated in foreign currencies that have not been settled at the reporting date are translated using the exchange rate in effect at the reporting date. Monetary items carried at fair value that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined.

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

Currency Translation of Group Enterprises

When subsidiaries or the associate present their financial statements in a functional currency other than EUR, their statements of profit or loss are translated at average exchange rates. Balance sheet items are translated using the exchange rates at the reporting date. Exchange rate differences arising from translation of foreign entities’ balance sheet items at the beginning of the year to the reporting date exchange rates as well as from translation of statements of profit or loss from average rates to the exchange rates at the reporting date are recognized in other comprehensive income. Similarly, exchange rate differences arising from changes that have been made directly in a foreign subsidiary’s equity are recognized in other comprehensive income.

Revenue

Revenue from Commercial Sale of Products

Revenue is recognized when the customer has obtained control of the goods and it is probable that the Company will collect the consideration to which it is entitled for transferring the goods. Control is transferred upon delivery.

Revenue is measured at the contractual sales price, reflecting the consideration received or receivable from customers, net of value added taxes, and provisions for a variety of sales deductions such as prompt pay discounts, shelf stock adjustments and applicable sales rebates attributable to various commercial arrangements, managed healthcare organizations, and government programs such as Medicaid and the 340B Drug Pricing Program (chargebacks), and co-pay arrangements. In addition, goods are principally sold on a “sale-or-return” basis, where customers may return products in line with the Company’s return policy. Sales deductions and product returns are considered variable consideration and are estimated at the time of sale using the expected value method. The amount of variable consideration that is included in the transaction price may be constrained and is included in the net contractual price only to the extent that it is probable that a significant reversal will not occur.

Unsettled sales rebates and product returns are recognized as provisions when timing or amount is uncertain. Payable amounts that are absolute are recognized as other liabilities. Sales discounts and rebates that are payable to customers are offset in trade receivables.

Other Revenue

Other revenue relates to collaboration and license agreements. In addition, other revenue is generated from feasibility studies for potential partners to evaluate if TransCon technologies enable certain advantages for their product candidates of interest. Such feasibility studies are often structured as short-term agreements with fixed fees for the work that the Company performs.

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

The transaction price in the contract is measured at fair value and reflects the consideration the Company expects to be entitled to in exchange for those goods or services. The transaction price is allocated to each performance obligation according to their stand-alone selling prices and is recognized when control of the goods or services is transferred to the customer, either over time or at a point in time, depending on the specific terms and conditions in the contracts.

Research and Development Costs

Research and development costs consist primarily of manufacturing costs, preclinical and clinical study costs and costs for process optimizations and improvements performed by Clinical Research Organizations (“CROs”) and Contract Manufacturing Organizations (“CMOs”), salaries and other personnel costs including pension and share-based payment, the cost of facilities, professional fees, cost of obtaining and maintaining the Company’s intellectual property portfolio, and depreciation of non-current assets related to research and development activities.

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

Development activities relate to activities following an IND, or equivalent, and typically involve a single product candidate undergoing a series of studies to illustrate its safety profile and effect on human beings, prior to obtaining the necessary approval from the appropriate authorities. Development activities comprise drug candidates undergoing clinical trials starting in phase I (first time drug is administrated in a small group of humans), and further into Phase II and III, which include administration of drugs in larger patient groups. Following, and depending on clinical trial results, a Biologic License Application (“BLA”) or New Drug Application (“NDA”) may be submitted to the authorities, to apply for marketing approval, which, with a positive outcome will permit the Company to market and sell the products. Long-term extension trials may be ongoing following submission of a BLA or NDA.

Development costs also include product development and pre-commercial manufacturing costs related to development product candidates, and write-downs of inventories manufactured for late-stage development product candidates prior to marketing approval being obtained (pre-launch inventories).

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

Selling, General and Administrative Expenses

Selling, general and administrative expenses comprise salaries and other personnel costs including pension and share-based payment, office supplies, cost of facilities, professional fees, and depreciation of non-current assets related to selling, general and administrative activities, including pre-commercial and commercial activities. Selling, general and administrative expenses are recognized in the consolidated statement of profit or loss when incurred.

Share-based Incentive Programs

Share-based incentive programs comprise warrant programs and Restricted Stock Unit programs (“RSU-programs”) and are classified as equity-settled share-based payment transactions.

The cost of equity-settled transactions is determined by the fair value at the date of grant. For warrant programs, the fair value of each warrant granted is determined using the Black-Scholes valuation model. For RSU-programs, the fair value of each RSU granted is equal to the closing share price on the date of grant of the underlying ADS.

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

Property, plant and equipment is measured at cost less accumulated depreciation and impairment losses. Cost comprises the acquisition price, costs directly attributable to the acquisition and preparation costs of the asset until the time when it is ready to be used in operation. Subsequent costs are included in the carrying amount of the asset or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the assets will flow to the Company and costs of the items can be measured reliably. All repair and maintenance costs are charged to the consolidated statement of profit or loss during the financial periods in which they are incurred.

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

Manufacturing of pre-launch inventories is initiated for late-stage product candidates where manufacturing costs are recognized as inventories. However, since pre-launch inventories are not realizable prior to obtaining marketing approval, pre-launch inventories are immediately written down to zero through research and development costs. If marketing approval is obtained, prior write-downs of pre-launch inventories are reversed through research and development costs.

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

At initial recognition (trade-date), contractual terms of individual securities are analyzed to determine whether these give rise on specified dates to cash flows that are solely payments of principal and interest on the principal outstanding ("SPPI-test"). All marketable securities held at the reporting date have passed the SPPI-test.

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

Treasury shares reserve comprise nominal amounts of holding of own equity instruments. No gain or loss is recognized in profit or loss on the purchase, sale, transfer or cancellation of the Company’s own equity instruments. The treasury shares reserve is part of unrestricted reserves and accordingly, reduce the amount available to be distributed as dividends to the Company’s shareholders.

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

Retained earnings/(accumulated deficit) represents the accumulated profits or losses from the Company’s operations, including corresponding entries to share-based payments recognized in the consolidated statement of profit or loss, arising from warrant programs and RSU-programs. In addition, premium from acquisition and sale of treasury shares are recognized as part of this reserve. A positive reserve is available to be distributed as dividends to the Company’s shareholders.

Convertible Senior Notes and Embedded Derivative Liabilities

Convertible senior notes (“convertible notes”) are separated into a financial liability and an embedded derivative component based on the terms and conditions of the contract. The embedded derivative component is accounted for separately if it is not deemed closely related to the financial liability.

The convertible notes include an embedded equity conversion option which is not deemed closely related to the financial liability, and initially recognized and measured separately at fair value as derivative liabilities based on the stated terms upon issuance of the convertible notes. The conversion option is classified as a foreign currency conversion option and thus not convertible into a fixed number of shares for a fixed amount of cash. Accordingly, the conversion option is subsequently recognized and measured as a derivative liability at fair value through profit or loss, with any subsequent remeasurement gains or losses recognized as part of finance income or expenses.

In addition, the convertible notes include a redemption option, which entitle the Company to redeem the notes at a cash amount equal to the principal amount of the convertible notes, plus accrued and unpaid interest. The redemption option is closely related to the financial liability, and not separately accounted for. The initial carrying amount of the financial liability component including the redemption option is the residual amount of the proceeds, net of transaction costs, after separating the derivative component.

Transaction costs are apportioned between the financial liability and derivative component based on the allocation of proceeds when the instrument is initially recognized. Transaction costs apportioned to the financial liability component form part of the effective interest and are amortized over the expected lifetime of the liability. Transaction costs allocated to the derivative component are expensed as incurred.

The financial liability is subsequently measured at amortized cost until it is extinguished on conversion, optional redemption or upon repayment at maturity. The financial liability is presented as part of borrowings on the statement of financial position.

Leases

Right-of-use Assets

Right-of-use assets are recognized at the lease commencement date, defined as the date the underlying asset is available for use. Right-of-use assets are measured at cost, less any accumulated depreciations and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets include the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any incentives received. In addition, right-of-use assets also include an estimate of costs to be incurred by the Company in dismantling or restoring the underlying asset to the condition if required by the terms and condition of the lease, if any.

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

Lease liabilities are presented as part of borrowings on the statement of financial position.

Provisions

Provisions comprise unsettled sales deductions and product returns regarding sale of commercial products where amount or timing of payment is uncertain.

Provisions for sales deductions attributed to various commercial arrangements, managed healthcare organizations, and government programs such as Medicare, Medicaid and the 340B Drug Pricing Program (“chargebacks”), and co-pay arrangements are recognized when the related sales takes place and measured using the expected value method. Payable amounts for managed healthcare organizations, government programs and chargebacks are generally settled within 90-180 days from the transaction date.

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

Cash flows from investing activities include payments in connection with acquisition, development, improvement and sale, etc., of property, plant and equipment, investment in associate and marketable securities.

Cash flows from financing activities comprise payments related to the capital structure of the Company, including lease liabilities, changes in the share capital and treasury shares and issuance of convertible senior notes.

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

Basic Earnings per Share

Basic Earnings per Share (“EPS”) is calculated as the consolidated net income or loss from continuing operations for the period divided by the weighted average number of ordinary shares outstanding. The weighted average number of shares takes into account the weighted average number of treasury shares during the year.

Diluted Earnings per Share

Diluted EPS is calculated as the consolidated net income or loss from continuing operations for the period divided by the weighted average number of ordinary shares outstanding adjusted for the weighted average effect of changes in treasury shares during the year, and the dilutive effect of outstanding warrants and convertible notes. If the consolidated statement of profit or loss shows a net loss, no adjustment is made for the dilutive effect, as such effect would be anti-dilutive.

New International Financial Reporting Standards Not Yet Effective

The IASB has issued a number of new or amended standards, which have not yet become effective or have not yet been adopted by the EU. Therefore, these new standards have not been incorporated in these consolidated financial statements.

Amendments to IAS 1, “Classification of Liabilities as Current or Non-current”

In January 2020, the IASB issued amendments to paragraphs 69 to 76 of IAS 1, “Presentation of Financial Statements”, to specify the requirements for classifying liabilities as current or non-current. The amendments clarify:

•
what is meant by a right to defer settlement;
•
that a right to defer must exist at the end of the reporting period;
•
that classification is unaffected by the likelihood that an entity will exercise its deferral right; and
•
that only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification.

If approved by the EU, the amendments are effective for annual reporting periods beginning on or after January 1, 2024 and must be applied retrospectively. The amendments are expected to require the convertible notes (presented as part of borrowings on the statement of financial position) and derivative liabilities, presented as non-current liabilities at December 31, 2022, to be presented as current liabilities. On December 31, 2022, the carrying amount of convertible notes and derivative liabilities were €399.2 million and €158.0 million, respectively.

The consolidated financial statements are not expected to be affected by other new or amended standards.

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

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized prospectively. While the application of critical accounting estimates is subject to material estimation uncertainties, management’s ongoing revisions of critical accounting estimates and underlying assumptions have not revealed any material impact in any of the years presented in these consolidated financial statements.

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

Significant Estimation Uncertainties

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below.

Revenue and Provisions

Provision for Sales Rebates and Product Returns

Sales deductions and product returns are considered variable consideration and constrained to the extent that a significant reversal in the amount of recognized revenue will not occur when the uncertainties associated with the rebate item are subsequently resolved, or for product returns, when the products are distributed to patients.

Provisions for unsettled sales deductions and product returns are estimated on the basis of a percentage of sales as defined by individual agreements and contracts, and for government rebates by individual state- and plan agreements. Further input in the calculations is based on payer channel mix, current contract prices under eligible programs, patient groups and current inventory levels in the distribution channels. Provisions are adjusted to absolute amounts and recognized as other liabilities when estimated sales rebates and returns are processed.

As of December 31, 2022, the provisions for sales rebates and product returns was €7.3 million compared to €1.2 million, as of December 31, 2021.

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

Warrant compensation costs are measured according to the grant date fair value of the warrants granted. Estimating fair values requires the Company to apply generally accepted valuation models and apply these models consistently according to the terms and conditions of the specific warrant program. Under all warrant programs, the Black-Scholes option-pricing model has been applied to determine the fair value of warrants granted. Subjective judgements and assumptions, which are subject to estimation uncertainties, need to be exercised in determining the appropriate input to the valuation model. These inputs include expected volatility of the Company’s share price for a historic period equaling the expected lifetime of the warrants, reflecting the assumption that the historical volatility over a period similar to the life of the warrants is indicative of future trends, expected forfeitures and expected lifetime of warrants.

In 2021, the Company for the first time, in connection with determining the grant date fair value of warrants and accordingly, warrant compensation costs, applied the price of the Company’s ADSs, each representing one ordinary share of the Company, as input for expected volatility. Until December 31, 2020, the expected volatility was calculated using a simple average of daily historical data of comparable publicly traded companies, as the Company did not have sufficient data for the volatility of the Company’s own share price. Refer to Note 7 “Share-based Payment”, for additional details on the Company’s warrant program and option-pricing model input.

Warrant compensation cost recognized in the consolidated statement of profit or loss was €55.2 million, €66.1 million and €53.2 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Prepayments and Accruals

Project Development Costs

Development of drug candidates requires significant resources, and establishment of long-term working relationships with CROs and CMOs. Work performed by CROs and CMOs and other suppliers often comprise deliveries for more than one reporting period, and where payment terms for contractual work do not necessarily reflect the stage of completion of the individual projects and activities. Accordingly, determination of the stage of completion for ongoing project activities include estimation uncertainties as future efforts to complete the specific activity may be difficult to predict.

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

As of December 31, 2022, the consolidated statement of financial position included prepaid project costs of €4.4 million and accrued project costs of €38.0 million, compared to €8.0 million and €23.5 million, respectively, as of December 31, 2021.

Valuation of Embedded Derivatives

Foreign currency conversion options embedded in the convertible notes are accounted for separately as derivative liabilities at fair value through profit or loss.

Fair value cannot be measured based on quoted prices in active markets, or other observable input, and accordingly, derivative liabilities are measured by use of valuation techniques in form of the Black-Scholes Option Pricing model. Subjective judgements and assumptions, which are subject to estimation uncertainties, need to be exercised in determining the appropriate unobservable input to the valuation model (Level 3 in the fair value hierarchy). This includes volatility of the Company’s share price for a historic period, reflecting the assumption that the historical volatility is indicative of a period similar to the expected lifetime of the options.

As of December 31, 2022, the valuation of the derivative liabilities was €158.0 million compared to €142.5 million at initial recognition on March 2022. Changes in assumptions relating to these factors could affect the reported fair value of derivative liabilities. Refer to Note 15, “Financial Assets and Liabilities”, for additional details.

Note 4—Revenue

Revenue from commercial sale of products relates to sale of SKYTROFA® (lonapegsomatropin-tcgd) in the U.S. market, which is sold to specialty pharmacies and specialty distributors (“commercial customers”). Customer payment terms are typically 30 days from the transaction date. SKYTROFA was approved by the U.S. Food and Drug Administration in August 2021, and the Company began shipping products to commercial customers in the fourth quarter of 2021.

Other revenue is generated primarily from three license agreements, which were entered into in 2018. The licenses grant VISEN Pharmaceuticals (“VISEN”), exclusive rights to develop and commercialize TransCon hGH, TransCon PTH and TransCon CNP in Greater China.

Revenue has been recognized in the consolidated statements of profit or loss with the following amounts:

	2022	2021	2020
	(EUR’000)
Revenue
Commercial sale of products	35,659	943	—
Rendering of services	4,434	751	2,140
Sale of clinical supply	8,534	3,719	2,206
Licenses	2,547	2,365	2,607
Total revenue	51,174	7,778	6,953
Attributable to
Commercial customers	35,659	943	—
Collaboration partners and license agreements	15,515	6,835	6,953
Total revenue	51,174	7,778	6,953
Specified by timing of recognition
Recognized over time	4,434	751	2,140
Recognized at a point in time	46,740	7,027	4,813
Total revenue	51,174	7,778	6,953
Specified per geographical location
Europe	552	—	—
North America	44,156	6,856	2,679
China	6,466	922	4,274
Total revenue	51,174	7,778	6,953

Note 5—Segment Information

The Company is managed and operated as one business unit. No separate business areas or separate business units have been identified in relation to product candidates or geographical markets. Accordingly, except for entity wide disclosures, no information on business segments or geographical markets is disclosed. Entity wide disclosures regarding revenue are included in Note 4, “Revenue”.

The Company’s intangible assets and property, plant and equipment located by country are specified below, and defines the Company’s non-current segment assets:

	2022	2021
	(EUR’000)
Non-current segment assets
Denmark (domicile country)	30,336	29,656
North America	89,439	91,755
Germany	14,148	9,910
Total non-current segment assets	133,923	131,321
Investment in associate	22,932	38,345
Marketable securities	7,492	107,561
Other receivables	1,920	1,808
Total non-current assets	166,267	279,035

Note 6—Employee costs

	2022	2021	2020
	(EUR’000)
Employee costs
Wages and salaries	140,420	104,583	77,374
Share-based payment	64,180	66,830	53,170
Pensions (defined contribution plans)	4,163	2,416	943
Social security costs	5,898	4,571	5,358
Total employee costs	214,661	178,400	136,845
Included in the profit or loss
Cost of sales	7,239	1,380	—
Research and development costs	119,904	106,558	92,468
Selling, general and administrative expenses	87,518	70,462	44,377
Total employee costs	214,661	178,400	136,845
Average number of employees	719	573	410

Key Management Personnel comprises the Board of Directors, the Executive Board and Non-executive Senior Management. Compensation to Key Management Personnel comprises salaries, participation in annual bonus schemes, pensions (defined contributions plans), and share-based compensation. Share-based compensation is elaborated in further details in Note 7, “Share-based Payment”.

Compensation to Key Management Personnel included within total employee costs is summarized below:

	Board of Directors (1)			Executive Board (2)			Non-executive Senior Management
	2022	2021	2020	2022	2021	2020	2022	2021	2020
	(EUR ‘000)
Compensation
Wages and salaries	403	296	250	3,809	2,699	2,372	6,087	5,547	5,272
Share-based payment	1,273	2,032	1,913	11,392	8,770	6,359	8,872	14,906	13,912
Pensions (defined contribution plans)	—	—	—	46	23	—	118	120	89
Social security costs	—	—	—	55	49	100	89	60	122
Total compensation	1,676	2,328	2,163	15,302	11,541	8,831	15,166	20,633	19,395

(1)
The Board of Directors comprised six to seven persons in 2022 and 2021. In 2020, the Board of Directors comprised seven persons.
(2)
The Executive Board comprised four persons in 2022. For 2021 and 2020, the Executive Board comprised two to four persons and two persons respectively.

Note 7—Share-based Payment

As an incentive to employees, members of the Board of Directors and select consultants, Ascendis Pharma A/S has established warrant programs and, since December 2021, Restricted Stock Unit programs (“RSU programs”), which are equity-settled share-based payment transactions.

Restricted Stock Unit Program

Restricted Stock Units (“RSUs”) are granted by the Board of Directors in accordance with authorizations given to it by the shareholders of Ascendis Pharma A/S to the Executive Board, select employees and members of the Board of Directors (“RSU-holders”) in accordance with the Company’s Restricted Stock Unit Program adopted in December 2021. Further, RSUs may be granted to select consultants. One RSU represents a right for the RSU-holder to receive one ADS of Ascendis Pharma A/S upon vesting if the vesting conditions are met or waived by the Board of Directors at its discretion. ADSs underlying RSUs are treasury shares that have been repurchased in the market. Upon vesting, the Company may at its sole discretion choose to make a cash settlement instead of delivering ADSs.

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

RSU Activity

148,148 RSUs were granted for the first time in December 2021. The following table specifies the number of RSUs granted and outstanding RSUs at December 31, 2022:

Total RSUs
Outstanding at January 1, 2022	148,148
Transferred during the period	(41,685)
Forfeited during the period	(23,971)
Outstanding at December 31, 2022	82,492
Specified by vesting date
December 2023	41,240
December 2024	41,252
Outstanding at December 31, 2022	82,492

The fair value of one RSU at the date of grant was €123.46 for the year ended December 31, 2021.

Warrant program

Warrants are granted by the Board of Directors in accordance with authorizations given to it by the shareholders of Ascendis Pharma A/S to all employees, members of the Board of Directors and select consultants (“warrantholders”). Each warrant carries the right to subscribe for one ordinary share of a nominal value of DKK 1. The exercise price is equal to the fair market value of the Company’s ordinary shares at the time of grant as determined by the Board of Directors. Vested warrants may be exercised in two or four annual exercise periods as described below. Apart from exercise prices, exercise periods and vesting conditions for board members, the programs are similar.

Vesting Conditions

Warrants granted vest over a predetermined service period and require warrantholders provide a specified period of service. Warrants generally cease to vest from the date of termination in the event that (i) the employee terminates the employment contract and the termination is not a result of breach of the employment terms by the Company, or (ii) in the event that the Company terminates the employment contract and the employee has given the Company good reason to do so. In relation to board members, the vesting shall cease on the termination date of the board membership regardless of the reason. In relation to consultants, the vesting shall cease on the termination date of the consultancy relationship. The warrantholder will, however, be entitled to exercise vested warrants in the first exercise period after termination.

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

Exercise Periods

Vested warrants may be exercised during certain exercise periods each year, within certain periods after publication of earnings data of a fiscal quarter, interim and annual reports, as per each program's terms and conditions.

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

Warrant Activity

The following table specifies the number and weighted average exercise prices of, and movements, in warrants during the year:

	Total Warrants	Weighted Average Exercise Price EUR
Outstanding at January 1, 2020	5,820,211	46.36
Granted during the year	1,485,931	137.57
Exercised during the year (1)	(905,395)	30.56
Forfeited during the year	(252,743)	64.99
Outstanding at December 31, 2020	6,148,004	69.97
Vested at the reporting date	3,044,827	37.29
Granted during the year	1,445,981	122.03
Exercised during the year (1)	(312,296)	38.43
Forfeited during the year	(196,616)	119.58
Outstanding at December 31, 2021	7,085,073	80.30
Vested at the reporting date	4,022,011	52.63
Granted during the year	357,092	100.40
Exercised during the year (1)	(214,613)	21.83
Forfeited during the year	(363,541)	123.62
Outstanding at December 31, 2022	6,864,011	81.30
Vested at the reporting date	4,972,026	66.34

(1)
The weighted average share price (listed in $) at the date of exercise was €113.60, €124.62 and €128.32 for the years ended December 31, 2022, 2021 and 2020, respectively.

As of December 31, 2022, the Board of Directors was authorized to grant up to 1,959,496 additional warrants to employees, board members and select consultants without preemptive subscription rights for the shareholders of Ascendis Pharma A/S.

The following table specifies the weighted average exercise prices and weighted average remaining contractual life for outstanding warrants at December 31, 2022 per grant year.

	Number of Outstanding Warrants	Weighted Average Exercise Price EUR	Weighted Average Remaining Life (months)
Granted in 2012-2018	3,052,158	33.64	53
Granted in 2019	1,051,611	96.69	81
Granted in 2020	1,190,212	138.41	93
Granted in 2021	1,222,948	121.87	106
Granted in 2022	347,082	100.56	114
Outstanding at December 31, 2022	6,864,011	81.30	77

At December 31, 2022, the exercise prices of outstanding warrants under the Company’s warrant programs range from €6.48 to €145.50 depending on the grant dates.

The range of exercise prices for outstanding warrants was €6.48 to €145.50 for the years ended December 31, 2021 and 2020. The weighted average remaining life for outstanding warrants was 87 months and 91 months, for the financial years ended December 31, 2021 and 2020, respectively.

Warrant Compensation Costs

Warrant compensation costs are recognized in the consolidated statements of profit or loss over the vesting period of the warrants granted.

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

The following table summarizes the input to the Black-Scholes Option Pricing model and the calculated fair values for warrant grants in 2022, 2021 and 2020:

	2022	2021	2020
Expected volatility	48-49%	48 – 49%	52 – 55%
Risk-free interest rate	(0.08) - 2.54%	(0.54)–(0.27)%	(0.93)–(0.32)%
Expected life of warrants (years)	6.0	6.0	5.05 – 7.10
Weighted average exercise price	€100.40	€122.03	€137.57
Fair value of warrants granted in the year	€36.55 - 60.85	€45.91 – 64.28	€48.43 – 75.77

Note 8— Principal Accountant Fees and Services

The following table sets forth, for each of the years indicated, the fees billed by the Company’s independent public accountants and the proportion of each of the fees out of the total amount billed by the accountants.

	2022	2021	2020
	(EUR’000)
Principal accountant fees and services
Audit fees	814	771	599
Tax fees	138	87	104
All other fees	—	13	22
Total principal accountant fees and services	952	871	725

Note 9—Tax on Profit/(Loss) for the Year and Deferred Tax

	2022	2021	2020
	(EUR’000)
Tax on profit/(loss) for the year:
Current tax (expense)/income	(5,377)	367	219
	(5,377)	367	219
Tax for the year can be explained as follows:
Profit/(loss) before tax	(577,817)	(383,944)	(419,174)
Tax at the Danish corporation tax rate of 22%	127,120	84,468	92,218
Tax effect of:
Non-deductible costs	(17,094)	(14,800)	(11,815)
Additional tax deductions	13,720	17,117	24,564
Impact from associate	(3,893)	3,169	(1,326)
Other effects including effect of different tax rates	(2,716)	305	2,673
Deferred tax asset, not recognized	(122,514)	(89,892)	(106,095)
Tax on profit/(loss) for the year	(5,377)	367	219
Effective tax rate	0.93%	(0.10)%	(0.05)%

	2022	2021	2020
	(EUR’000)
Specification of Deferred Tax Assets
Tax deductible losses	433,174	313,011	227,234
Other temporary differences	19,961	12,856	7,726
Deferred tax asset, not recognized	(453,135)	(325,867)	(234,960)
Total Deferred Tax Assets at December 31	—	—	—

No changes to deferred tax have been recognized in the consolidated statement of profit or loss for 2022, 2021 or 2020. Deferred tax assets have not been recognized in the consolidated statements of financial position due to uncertainty relating to future utilization. Deferred tax assets can be carried forward without timing limitations.

The Company had tax losses carried forward of €1,985.0 million and €1,437.0 million at December 31, 2022 and 2021, respectively. Tax losses can be carried forward indefinitely, where certain limitations exist for amounts to be utilized each year. Under Danish tax legislation, tax losses may be partly refunded by the tax authorities to the extent such tax losses arise from research and development activities. The jointly taxed Danish entities had a negative taxable income, and accordingly were entitled to a tax refund of approximately €0.7 million for each of the years ended December 31, 2022, 2021 and 2020, respectively.

The Company is entitled to additional tax deductions, determined by annual warrants exercised by employees. For the year ended December 31, 2022, the Company was entitled to additional tax deductions with a tax value of €5.2 million, compared to €4.8 million and €16.3 million for the years ended December 31, 2021, and 2020, respectively. These future tax deductions depends on the timing and amounts of warrant exercises, and accordingly, future additional tax deductions are subject to uncertainties. Refer to Note 7, “Share-based Payment”, regarding a description of warrant programs.

The parent company Ascendis Pharma A/S is jointly taxed with its Danish subsidiaries. The current Danish corporation tax is allocated between the jointly taxed Danish companies in proportion to their taxable income (full absorption with refunds for tax losses). These companies are taxed under the on-account tax scheme.

Note 10—Intangible Assets

	Goodwill	Software	Total
	(EUR’000)
Cost
January 1, 2021	3,495	2,222	5,717
December 31, 2021	3,495	2,222	5,717
December 31, 2022	3,495	2,222	5,717
Accumulated amortization and impairments
Amortization charge	—	(445)	(445)
December 31, 2021	—	(445)	(445)
Amortization charge	—	(444)	(444)
December 31, 2022	—	(889)	(889)
Carrying amount
December 31, 2021	3,495	1,777	5,272
December 31, 2022	3,495	1,333	4,828

At the reporting date, no internally generated intangible assets from development of pharmaceutical drug candidates have been recognized. Thus, all related research and development costs incurred for the years ended December 31, 2022, 2021, and 2020, were recognized in the consolidated statements of profit or loss.

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

Note 11—Property, Plant and Equipment

	Plant and Machinery	Other Equipment	Leasehold Improve- ments	Right-of-Use Assets	Total
	(EUR’000)
Cost
January 1, 2021	14,622	5,175	8,535	99,566	127,898
Additions	2,810	3,386	8,780	10,812	25,788
Disposals	(772)	(10)	—	(1,040)	(1,822)
Foreign exchange translation	286	271	752	6,797	8,106
December 31, 2021	16,946	8,822	18,067	116,135	159,970
Additions	7,787	2,487	1,284	3,245	14,803
Disposals	(32)	(395)	—	(5,480)	(5,907)
Foreign exchange translation	243	289	779	5,566	6,877
December 31, 2022	24,944	11,203	20,130	119,466	175,743
Accumulated depreciation
January 1, 2021	(4,781)	(2,287)	(1,134)	(11,584)	(19,786)
Depreciation charge	(1,499)	(1,200)	(1,284)	(10,963)	(14,946)
Disposals	772	10	—	1,040	1,822
Foreign exchange translation	(19)	(70)	(70)	(852)	(1,011)
December 31, 2021	(5,527)	(3,547)	(2,488)	(22,359)	(33,921)
Depreciation charge	(2,039)	(1,793)	(1,942)	(11,740)	(17,514)
Disposals	25	380	—	5,480	5,885
Foreign exchange translation	(43)	(63)	(67)	(925)	(1,098)
December 31, 2022	(7,584)	(5,023)	(4,497)	(29,544)	(46,648)
Carrying amount
December 31, 2021	11,419	5,275	15,579	93,776	126,049
December 31, 2022	17,360	6,180	15,633	89,922	129,095

Depreciation charges are specified below:

	2022	2021	2020
	(EUR’000)
Depreciation charges
Cost of sales	1,245	252	—
Research and development costs	10,892	10,102	7,311
Selling, general and administrative expenses	5,377	4,592	2,137
Total depreciation charges	17,514	14,946	9,448

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

The Company has granted VISEN exclusive rights to develop and commercialize TransCon hGH, TransCon PTH and TransCon CNP in Greater China, and as consideration for the granting of such rights has received a 50% ownership of VISEN’s issued and outstanding shares. On January 8, 2021, the Company entered into an equity investment of $12.5 million as part of VISEN’s $150 million Series B financing. Following VISEN’s Series B financing, the Company retained 43.93% of VISEN’s issued and outstanding shares. As a result, a non-cash gain of €42.3 million was recognized in the consolidated statement of profit or loss as part of Share of profit/(loss) of associate in 2021. The Series B financing did not change the accounting treatment of VISEN.

The following table illustrates the summarized relevant financial information of VISEN:

	VISEN Pharmaceuticals
Principal place of business	China
	2022	2021
	(EUR’000)
Statement of profit or loss
Profit/(loss) for the year from continuing operations	(40,283)	(69,283)
Total comprehensive income	(40,273)	(69,306)
Statement of financial position
Non-current assets	21,410	16,599
Current assets	92,204	130,825
Total assets	113,614	147,424
Equity	100,062	135,333
Non-current liabilities	180	1,545
Current liabilities	13,372	10,546
Total equity and liabilities	113,614	147,424
Company’s share of equity before eliminations	43,957	59,455
Elimination of internal profit and other equity method adjustments	(21,025)	(21,110)
Company’s share of equity	22,932	38,345
Investment in associate at December 31	22,932	38,345
Present ownership at December 31	43.93%	43.93%
Transactions and outstanding balances as of December 31
Invoicing of goods and services to associate	22,327	6,472
Trade receivables from associate	3,554	1,644

Note 13—Inventories

	2022	2021
	(EUR’000)
Inventories
Raw materials and consumables	9,616	2,248
Work in progress	112,885	68,865
Finished goods	8,172	4,292
Total inventories	130,673	75,405

Due to production lead time, work in progress includes inventories that are not sellable before more than twelve months after the reporting date.

Note 14—Contract Liabilities

At December 31, 2022, contract liabilities comprise unsatisfied performance obligations relating to delivery of commercial supply under one of the Company’s license agreements.

Revenue recognized from contract liabilities was €10.5 million, €0.4 million and €1.0 million for the years ended December 31, 2022, 2021 and 2020, respectively, and primarily related to delivery of clinical supply and research and development services under the Company’s license agreements.

Note 15—Financial Assets and Liabilities

Financial assets and liabilities comprise the following:

	2022	2021
	(EUR’000)
Financial assets by category
Trade receivables	11,910	2,200
Other receivables (excluding income tax and indirect tax receivables)	3,884	12,276
Marketable securities	298,180	343,358
Cash and cash equivalents	444,767	446,267
Financial assets measured at amortized cost	758,741	804,101
Total financial assets	758,741	804,101
Classified in the statement of financial position
Non-current assets	9,412	109,369
Current assets	749,329	694,732
Total financial assets	758,741	804,101

Financial liabilities by category
Borrowings
Convertible senior notes	399,186	—
Lease liabilities	109,191	104,961
Trade payables and accrued expenses	101,032	59,417
Financial liabilities measured at amortized cost	609,409	164,378
Derivative liabilities	157,950	—
Financial liabilities measured at fair value through profit or loss	157,950	—
Total financial liabilities	767,359	164,378
Classified in the statement of financial position
Non-current liabilities	640,907	97,966
Current liabilities	126,452	66,412
Total financial liabilities	767,359	164,378

Finance income and expenses are specified below:

	2022	2021	2020
	(EUR’000)
Finance income
Interest income	7,426	692	1,812
Exchange rate gains (net)	44,755	59,026	—
Total finance income	52,181	59,718	1,812

Finance expenses
Interest expenses	30,682	3,911	1,918
Fair value loss, derivatives	15,483	—	—
Other financial expenses	4,322	—	—
Exchange rate losses (net)	—	—	78,924
Total finance expenses	50,487	3,911	80,842

Interest income and interest expenses relate to financial assets and liabilities measured at amortized cost. Net exchange rate gains and losses primarily relate to U.S. Dollar/Euro fluctuations pertaining to the Company’s cash, cash equivalents, marketable securities and convertible notes.

Borrowings

Convertible Senior Notes

In March 2022, the Company issued an aggregate principal amount of $575.0 million of fixed rate 2.25% convertible notes. The net proceeds from the offering of the convertible notes were $557.9 million (€503.3 million), after deducting the initial purchasers’ discounts and commissions, and transaction costs. The convertible notes rank equally in right of payment with all future senior unsecured indebtedness. Unless earlier converted or redeemed, the convertible notes will mature on April 1, 2028.

The convertible notes accrue interest at a rate of 2.25% per annum, payable semi-annually in arrears on April 1 and October 1 of each year, beginning on October 1, 2022. At any time before the close of business on the second scheduled trading day immediately before the maturity date, noteholders may convert their convertible notes at their option into the Company’s ordinary shares represented by ADSs, together, if applicable, with cash in lieu of any fractional ADS, at the then-applicable conversion rate. The initial conversion rate is 6.0118 ADSs per $1,000 principal amount of convertible notes, which represents an initial conversion price of $166.34 per ADS. The conversion rate and conversion price will be subject to customary adjustments upon the occurrence of certain events.

The convertible notes will be optionally redeemable, in whole or in part (subject to certain limitations), at the Company’s option at any time, and from time to time, on or after April 7, 2025, but only if the last reported sale price per ADS exceeds 130% of the conversion price on each of (i) at least 20 trading days, whether or not consecutive, during the 30 consecutive trading days ending on, and including, the trading day immediately before the date the Company sends the related optional redemption notice; and (ii) the trading day immediately before the date the Company sends such notice.

Leases

The Company primarily leases office and laboratory facilities. Lease arrangements contain a range of different terms and conditions and are typically entered into for fixed periods. In order to improve flexibility to the Company’s operations, lease arrangements may provide the Company with option to extend the lease or terminate the lease within the enforceable lease term. In the Company’s current lease portfolio, extension and termination options range between six months to five years, in addition to the non-cancellable periods.

The following expenses relating to lease activities are recognized in the consolidated statements of profit or loss:

	2022	2021	2020
	(EUR’000)
Lease expenses
Depreciation	11,740	10,963	6,857
Short term leases and leases of low value assets	280	186	470
Lease interest	3,842	3,396	1,617
Total lease expenses	15,862	14,545	8,944

In February 2022, the Company entered into a facility lease in Germany with an enforceable lease term of 15 years, which is expected to commence in 2025 and comprise total lease cash-outflows of €70.3 million.

Financing Activities

Development in borrowings related to financing activities are specified below:

		Cash payments		Non-cash items
	Beginning of period	Repayments	Proceeds	Additions/ (disposals)	Separation of embedded derivative	Accretion of interest	Foreign exchange adjustment	End of period
	(EUR’000)
Financing activities
December 31, 2022
Borrowings
Convertible senior notes	—	(6,710)	503,281	—	(142,467)	30,216	14,866	399,186
Lease liabilities	104,961	(7,995)	—	3,194	—	3,842	5,189	109,191
Total financing activities	104,961	(14,705)	503,281	3,194	(142,467)	34,058	20,055	508,377

Financing activities
December 31, 2021
Borrowings
Lease liabilities	91,975	(7,755)	—	10,812	—	3,396	6,533	104,961
Total financing activities	91,975	(7,755)	—	10,812	—	3,396	6,533	104,961

For December 31, 2022, "separation of embedded derivative" on convertible senior notes relates to derivative liabilities that is separated from convertible senior notes and presented separately in the consolidated statement of financial position, please refer to following section, “Derivative Liabilities”.

Derivative Liabilities

Derivative liabilities relate to the foreign currency conversion option embedded in the convertible notes. Fair value of derivative liabilities cannot be measured based on quoted prices in active markets, or other observable input, and accordingly, derivative liabilities are measured by using the Black-Scholes Option Pricing model (Level 3 in the fair value hierarchy). The fair value of the options is calculated, applying the following assumptions: (1) conversion price; (2) own share price; (3) maturity of the options; (4) a risk-free interest rate equaling the effective interest rate on a U.S. government bond with the same lifetime as the maturity of the options; (5) no payment of dividends; and (6) an expected volatility using the Company’s own share price (49.24% as of December 31, 2022).

Sensitivity Analysis

Derivative liabilities were recognized in March 2022 at the initial fair value of €142.5 million.

On December 31, 2022, all other inputs and assumptions held constant, a 10% increase in volatility, will increase the fair value of derivative liabilities by approximately €15.7 million and indicates a decrease in profit or loss and equity before tax. Similarly, a 10% decrease in volatility indicates the opposite impact.

Similarly, on December 31, 2022, all other inputs and assumptions held constant, a 10% increase in the share price, will increase the fair value of derivative liabilities by approximately €27.6 million and indicates a decrease in profit or loss and equity before tax. Similarly, a 10% decrease in the share price indicates the opposite impact.

Fair Value Measurement

Derivative liabilities are measured at fair value. All other financial assets and liabilities are measured at amortized cost.

Because of the short-term maturity for cash and cash equivalents, receivables and trade payables, their fair value approximate carrying amount. Fair value of marketable securities, convertible notes and derivatives and their level in the fair value hierarchy is summarized in following table, where

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and

Level 3 inputs are unobservable inputs for the asset or liability.

	2022		2021
	Carrying amount	Fair value	Carrying amount	Fair value	Fair value level
	(EUR’000)				(1-3)
Financial assets
Marketable securities	298,180	295,843	343,358	342,731	1
Financial assets measured at amortized cost	298,180	295,843	343,358	342,731
Total financial assets	298,180	295,843	343,358	342,731
Financial liabilities
Convertible senior notes	399,186	382,459	—	—	3
Financial liabilities measured at amortized cost	399,186	382,459	—	—
Derivative liabilities	157,950	157,950	—	—	3
Financial liabilities measured at fair value through profit or loss	157,950	157,950	—	—
Total financial liabilities	157,950	157,950	—	—

Movements in level 3 fair value measurements are specified below:

	2022	2021	2020
	(EUR’000)
Derivative liabilities
January 1	—	—	—
Additions	142,467	—	—
Remeasurement recognized in financial income or expense	15,483	—	—
December 31	157,950	—	—

Note 16 – Financial Risk Management

The Company manages capital to ensure that all group enterprises will be able to continue as going concern while maximizing the return to shareholders through the optimization of debt and equity balances. The overall strategy in this regard has remained unchanged since 2012.

Capital Structure

The Company’s capital structure consists of equity and external debt obtained through issuance of convertible notes. The Company is not subject to any externally imposed capital requirements or covenants. The capital structure is reviewed on an ongoing basis for the adequacy of the Company’s capital compared to the resources required for carrying out ordinary activities.

Development in the Company’s share capital and treasury shares reserves are described in the following sections. Other equity reserves are described in Note 2 “Summary of Significant Accounting Policies”.

Share Capital

The share capital of Ascendis Pharma A/S consists of 57,152,295 fully paid shares at a nominal value of DKK 1, all in the same share class.

The number of outstanding shares of the Company are as follows:

	2022	2021	2020	2019	2018
	(Number)
Changes in share capital
At January 1	56,937,682	53,750,386	47,985,837	42,135,448	36,984,292
Increase through cash contributions	214,613	3,187,296	5,764,549	5,850,389	5,151,156
At December 31	57,152,295	56,937,682	53,750,386	47,985,837	42,135,448

Treasury Shares Reserve

The holding of treasury shares are as follows:

	Nominal value	Holding	Holding in % of total outstanding shares
	(EUR’000)	(Number)
Treasury shares
At January 1, 2021	—	—	—
Acquired from third parties	21	154,837	—
At December 31, 2021	21	154,837	0.3%
Acquired from third parties	134	1,000,000	—
Transferred under stock incentive programs	(6)	(41,685)	—
At December 31, 2022	149	1,113,152	2.0%

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

Foreign Currency Risk Management

The Company is exposed to foreign currency exchange risks arising from various currency exposures, primarily with respect to the U.S. Dollar (“USD”).

Foreign currency exchange risks are unchanged to prior year, and primarily relate to sale and purchases in foreign currencies, and cash, cash equivalents and marketable securities, countered by convertible notes. The exposure from foreign currency exchange risks is managed by maintaining cash positions in the currencies in which the majority of future expenses are denominated, and payments are made from those reserves.

Foreign Currency Sensitivity Analysis

The following table details how a strengthening of the USD against the EUR would impact profit and loss, and equity before tax at the reporting date. A similar weakening of the USD would have the opposite effect with similar amounts. A positive number indicates an increase in profit or loss and equity before tax, while a negative number indicates the opposite. The sensitivity analysis is deemed representative of the inherent foreign currency exchange risk associated with the operations.

		Hypothetical impact on consolidated financial statements
	Nominal positions (net)	Increase in foreign currency exchange rate	Profit and loss before tax	Equity before tax
	(EUR ‘000)
USD/EUR
December 31, 2022	60,581	10%	6,058	6,058
December 31, 2021	549,243	10%	54,924	54,924

Interest Rate Risk Management

Outstanding convertible notes comprise a 2.25% coupon fixed rate structure. In addition, interest rate on lease liabilities is fixed at the lease commencement date. Future indebtedness including those related to lease arrangements, if any, may be subject to higher interest rates. In addition, future interest income from interest-bearing bank deposits and marketable securities may fall short of expectations due to changes in interest rates.

Rate structure of marketable securities are specified below:

	December 31, 2022		December 31, 2021
	Carrying amount	Fair value	Carrying amount	Fair value
	(EUR’000)
Marketable securities specified by rate structure
Fixed rate	205,825	203,543	323,176	322,556
Floating rate	11,787	11,773	17,975	17,968
Zero-coupon	80,568	80,527	2,207	2,207
Total marketable securities	298,180	295,843	343,358	342,731

Derivative liabilities are measured at fair value through profit or loss. Accordingly, since the fair value is exposed from the development in interest rates, the profit or loss is exposed to volatility from such development. The effects of interest rate fluctuations are not considered a material risk to the Company’s financial position. Accordingly, no interest sensitivity analysis has been presented.

Credit Risk Management

The Company has adopted an investment policy with the primary purpose of preserving capital, fulfilling liquidity needs and diversifying the risks associated with cash, cash equivalents and marketable securities. This investment policy establishes minimum ratings for institutions with which the Company holds cash and cash equivalents, as well as rating and concentration limits for marketable securities held.

The exposure to credit risk primarily relates to cash, cash equivalents, and marketable securities. The credit risk on bank deposits is limited because the counterparties, holding significant deposits, are banks with minimum credit-ratings of A3/A- assigned by international credit-rating agencies. The banks are reviewed on a regular basis and deposits may be transferred during the year to mitigate credit risk. In order to mitigate the concentration of credit risks on bank deposits and to preserve capital, a portion of the bank deposits have been placed into primarily U.S. government bonds, treasury bills, corporate bonds, and agency bonds. The Company’s investment policy, approved by the Board of Directors, only allows investment in marketable securities having investment grade credit-ratings, assigned by international credit-rating agencies. Accordingly, the risk from probability of default is low. On each reporting date, the risk of expected credit loss on bank deposits and marketable securities, including the hypothetical impact arising from the probability of default is considered in conjunction with the expected loss caused by default by banks or securities with similar credit-ratings and attributes. In line with previous periods, this assessment did not reveal a material impairment loss, and accordingly no provision for expected credit loss has been recognized.

Marketable securities specified by investment grade credit rating are specified below:

	December 31, 2022		December 31, 2021
	Carrying amount	Fair value	Carrying amount	Fair value
	(EUR’000)
Marketable securities specified by investment grade credit rating
High grade	203,530	202,048	144,307	144,030
Upper medium grade	94,650	93,795	196,909	196,566
Lower medium grade	—	—	2,142	2,135
Total marketable securities	298,180	295,843	343,358	342,731

At the reporting dates, there are no significant overdue trade receivable balances. As a result, write-down to accommodate expected credit-losses is not deemed material.

Liquidity Risk Management

Historically, the risk of insufficient funds has been addressed through proceeds from sale of the Company’s securities in private and public offerings and in 2022, through issuance of convertible notes.

Liquidity risk is managed by maintaining adequate cash reserves and banking facilities, and by matching the maturity profiles of marketable securities with cash-forecasts. The risk of shortage of funds is monitored, using a liquidity planning tool, to ensure sufficient funds are available to settle liabilities as they fall due.

Besides marketable securities and deposits, the Company’s financial assets are recoverable within twelve months after the reporting date. The composition of the marketable securities portfolio and its maturity profiles are specified in the following table.

	December 31, 2022		December 31, 2021
	Carrying amount	Fair value	Carrying amount	Fair value
	(EUR’000)
Marketable securities specified by security type
U.S. Treasury bills	79,086	79,043	—	—
U.S. Government bonds	99,337	98,075	95,408	95,211
Commercial papers	—	—	2,207	2,207
Corporate bonds	104,236	103,301	226,771	226,379
Agency bonds	15,521	15,424	18,972	18,934
Total marketable securities	298,180	295,843	343,358	342,731
Classified based on maturity profiles
Non-current assets	7,492	7,201	107,561	107,175
Current assets	290,688	288,642	235,797	235,556
Total marketable securities	298,180	295,843	343,358	342,731

Marketable securities have a weighted average duration of 3.0 and 12.6 months, for current (i.e., those maturing within twelve months after the reporting date) and non-current positions, respectively. The entire portfolio of marketable securities (current and non-current) has a weighted average duration of 3.2 months.

Maturity analysis

Contractual cashflows for non-derivative financial liabilities recognized in the consolidated statements of financial position are specified below.

	< 1 year	1-5 years	>5 years	Total contractual cash-flows	Carrying amount
	(EUR’000)
Financial liabilities
December 31, 2022
Borrowings
Lease liabilities	13,996	53,821	60,946	128,763	109,191
Convertible senior notes	12,130	48,519	545,161	605,810	399,186
Total borrowings	26,126	102,340	606,107	734,573	508,377
Trade payables and accrued expenses	101,032	—	—	101,032	101,032
Total financial liabilities	127,158	102,340	606,107	835,605	609,409

Financial liabilities
December 31, 2021
Borrowings
Lease liabilities	7,098	51,442	68,378	126,918	104,961
Total borrowings	7,098	51,442	68,378	126,918	104,961
Trade payables and accrued expenses	59,417	—	—	59,417	59,417
Total financial liabilities	66,515	51,442	68,378	186,335	164,378

Note 17—Commitments and Contingencies

Contractual commitments for the acquisition of property, plant and equipment were €4.4 million and €8.4 million for the years ended December 31, 2022 and 2021, respectively. Further, with certain suppliers, the Company has agreed minimum commitments related to the manufacturing of product supply, subject to continuous negotiation and adjustments according to the individual contractual terms and conditions. Cost of product supply is recognized when the Company obtains control of the goods. In addition, the Company has commitments related to short-term leases and leases of low value assets, contracts of various lengths in respect of research and development with CROs, and IT and facility related services. Costs relating to those commitments are recognized as services are received.

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

The Company has entered into employment agreements with and issued warrants and RSUs to Key Management Personnel. In addition, the Company pays fees for board tenure and board committee tenure to the independent members of the Board of Directors. For further details, refer to Note 6, “Employee Costs”. Indemnification agreements have been entered with members of the Board of Directors, the Executive Board and Non-executive Senior Management.

Transactions between the parent company and group enterprises comprise management and license fees, research and development services, and clinical and commercial supplies. These transactions have been eliminated in the consolidated financial statements. Transactions and outstanding balances with the associate are disclosed in Note 12, “Investment in Associate”.

In addition, the parent company Ascendis Pharma A/S is jointly taxed with its Danish subsidiaries, where the current Danish corporation tax is allocated between the jointly taxed Danish companies. For further details, refer to Note 9, “Tax on Profit/(Loss) for the Year and Deferred Tax”.

Except for the information disclosed above, the Company has not undertaken any significant transactions with members of the Key Management Personnel, or undertakings in which the identified related parties have a controlling or joint controlling interest.

Note 19—Investments in Group Enterprises

Ascendis Pharma A/S’s (parent company) investments in group enterprises at December 31, 2022, comprise:

Subsidiaries	Domicile	Ownership
Ascendis Pharma GmbH	Germany	100%
Ascendis Pharma Endocrinology GmbH	Germany	100%
Ascendis Pharma, Inc.	USA	100%
Ascendis Pharma Endocrinology, Inc.	USA	100%
Ascendis Pharma Ophthalmology Division A/S	Denmark	100%
Ascendis Pharma Endocrinology Division A/S	Denmark	100%
Ascendis Pharma Bone Diseases A/S	Denmark	100%
Ascendis Pharma Growth Disorders A/S	Denmark	100%
Ascendis Pharma Oncology Division A/S	Denmark	100%

Associate	Domicile	Ownership
VISEN Pharmaceuticals	Cayman Island	43.93%

Note 20—Ownership

The following investors, or groups of affiliated investors, are known by us to beneficially own more than 5% of the Company’s outstanding ordinary shares at December 31, 2022:

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

Note 21—Subsequent Events

No events have occurred after the reporting date that would influence the evaluation of these consolidated financial statements.

Item 19 Exhibits

The following exhibits are filed as part of this annual report:

Exhibit Number	Exhibit Description	Incorporated by Reference
		Form	Date	Number	File Number	Provided Herewith

1.1	Articles of Association, currently in effect (English translation).	6-K	2/15/2023	1.1	001-36815

2.1	Deposit Agreement dated January 27, 2015 among Ascendis Pharma A/S The Bank of New York Mellon and Owners and Holders of American Depositary Shares.	F-3	2/2/2016	4.2	333-209336

2.2	Form of American Depositary Receipt (included in Exhibit 2.1).

2.3	Description of Share Capital and American Depositary Shares.					X

4.1(a)	Rental Agreement, between Technologiepark Heidelberg II GmbH & Co. KG and Ascendis Pharma GmbH (English translation).	F-1	12/18/2014	10.3(a)	333-201050

4.1(b)	Supplement No. 1 to Rental Agreement, between Technologiepark Heidelberg II GmbH & Co. KG and Ascendis Pharma GmbH (English translation).	F-1	12/18/2014	10.3(b)	333-201050

4.2(a)	Reference is made to Exhibit 1.1.

4.2(b)	Form of Warrant Certificate for Warrants issued prior to December 2015.	F-1	12/18/2014	10.4(b)	333-201050

4.2(c)	Form of Warrant Certificate for Warrants issued since December 2015.	20-F	3/22/2017	4.4(c)	001-36815

4.3	Form of Indemnification Agreement for board members and senior management.	F-1	1/16/2015	10.5	333-201050

4.4	Registration Rights Agreement dated December 11, 2015 by and among Ascendis Pharma A/S, Fidelity Securities Fund: Fidelity Series Small Cap Opportunities Fund—Healthcare Sub and Fidelity Stock Selector Small Cap Fund—Health Care Sub.	6-K	12/14/2015	4.1	001-36815

4.5	Lease Agreement dated September 7, 2015 between Ascendis Pharma A/S and Dades AS.	F-3	2/2/2016	10.1	001-36815

4.6†	Manufacturing and Supply Agreement dated December 21, 2017, between Ascendis Pharma A/S and NOF Corporation.	20-F	3/28/2018	4.9	001-36815

4.7†	Manufacturing and Supply Agreement dated January 12, 2017, between Ascendis Pharma A/S and Medicom Innovation Partner A/S.	20-F	3/28/2018	4.10	001-36815

Exhibit Number	Exhibit Description	Incorporated by Reference
		Form	Date	Number	File Number	Provided Herewith
4.8*	Supply Agreement dated January 1, 2019, between Ascendis Pharma A/S and Vetter Pharma International GMBH.	20-F	4/3/2019	4.11	001-36815

4.9*	Manufacturing and Supply Agreement dated October 26, 2018, between Ascendis Pharma A/S and Carbogen Amcis AG.	20-F	4/3/2019	4.12	001-36815

4.10*	Commercial Supply Agreement dated January 9, 2019, between Ascendis Pharma A/S and Fujifilm Diosynth Biotechnologies UK Limited.	20-F	4/3/2019	4.13	001-36815

4.11*	Exclusive Licence Agreement dated November 7, 2018, between Ascendis Pharma Growth Disorders A/S and VISEN Pharmaceuticals (CNP).	20-F	4/3/2019	4.15	001-36815

4.12*	Exclusive Licence Agreement dated November 7, 2018, between Ascendis Pharma Endocrinology Division A/S and VISEN Pharmaceuticals (hGH).	20-F	4/3/2019	4.16	001-36815

4.13*	Exclusive Licence Agreement dated November 7, 2018, between Ascendis Pharma Bone Diseases A/S and VISEN Pharmaceuticals (PTH).	20-F	4/3/2019	4.17	001-36815

4.14*	Tech Transfer and Manufacturing Services Agreement dated December 12, 2019 between Ascendis Pharma A/S and Lonza Ltd.	20-F	4/2/2020	4.16	001-36815

4.15*	Packaging and Supply Agreement dated December 1, 2019 between Ascendis Pharma A/S and Sharp Corporation.	20-F	4/2/2020	4.17	001-36815

4.16*	Manufacturing and Supply Agreement dated December 27, 2020, between Ascendis Pharma A/S and Bachem AG.	20-F	3/2/2022	4.16	001-36815

4.17*	Manufacturing and Supply Agreement dated May 27, 2021, between Ascendis Pharma A/S and Carbogen Amcis AG.	20-F	3/2/2022	4.17	001-36815

4.18*	Manufacturing and Supply Agreement dated August 31, 2020 between Ascendis Pharma A/S and NOF Corporation.	20-F	3/2/2022	4.18	001-36815

4.19*	Amended and Restated Shareholders Agreement dated January 8, 2021, by and among Ascendis Pharma A/S and the parties set forth therein.	20-F	3/10/2021	4.17	001-36815

4.20*	Amendment Letter to the Exclusive Licence Agreement dated January 4, 2021 between Ascendis Pharma Growth Disorders A/S and VISEN Pharmaceuticals (CNP).	20-F	3/10/2021	4.18	001-36815

Exhibit Number	Exhibit Description	Incorporated by Reference
		Form	Date	Number	File Number	Provided Herewith
4.21*	Amendment Letter to the Exclusive Licence Agreement dated January 4, 2021 between Ascendis Pharma Endocrinology Division A/S and VISEN Pharmaceuticals (hGH).	20-F	3/10/2021	4.19	001-36815

4.22*	Amendment Letter to the Exclusive Licence Agreement dated January 4, 2021 between Ascendis Pharma Bone Diseases A/S and VISEN Pharmaceuticals (PTH).	20-F	3/10/2021	4.20	001-36815

4.23	Ascendis Pharma A/S Restricted Stock Unit Program.	S-8	12/9/2021	99.2	333-261550

8.1	List of Subsidiaries.					X

12.1	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X

12.2	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X

13.1	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					X

13.2	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					X

15.1	Consent of Independent Registered Public Accounting Firm.					X

EX-101.INS	Inline XBRL Instance Document.					X

EX-101.SCH	Inline XBRL Taxonomy Extension Schema Document.					X

EX-101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.					X

EX-101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.					X

EX-101.IAB	Inline XBRL Taxonomy Extension Labels Linkbase Document.					X

EX-101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.					X

104	Cover page interactive data file (formatted as Inline XBRL and included in Exhibit 101).					X

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

Ascendis Pharma A/S

By:	/s/ Jan Møller Mikkelsen
Jan Møller Mikkelsen
President, Chief Executive Officer and Board Member (Principal Executive Officer)

Date: February 16, 2023

By:	/s/ Scott T. Smith
Scott T. Smith
Executive Vice President, Chief Financial Officer (Principal Financial Officer)

Date: February 16, 2023