Form 20-F
period 2023-12-31
Ascendis Pharma A/S
filed 2024-02-07
CIK 1612042

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

57,707,439 ordinary shares (including 1,093,054 ordinary shares represented by ADSs held by the registrant and its consolidated subsidiaries)

(as of December 31, 2023)

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

Our consolidated financial statements are presented in euros except where otherwise indicated, and are prepared in accordance with IFRS Accounting Standards (“IFRS”), as issued by the International Accounting Standards Board. All references in this annual report to “Dollars”, “USD” and “$” are to U.S. Dollars, and all references to “euro”, “EUR” or “€” are to European Union euro. Throughout this annual report, references to ADSs mean ADSs or ordinary shares represented by ADSs, as the case may be.

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
•
the scope, timing, progress, results and costs of developing our product candidates or any other future product candidates, and conducting preclinical studies and clinical trials;
•
our pursuit of oncology as our second of three independent therapeutic areas of focus and our development of a pipeline of product candidates related to oncology;
•
Eyconis Inc.’s ability to develop, manufacture, and commercialize TransCon ophthalmology assets globally;
•
our expectations regarding the potential market opportunities and patient populations for our products and product candidates, if approved for commercial use;
•
our expectations regarding the potential advantages of our products and product candidates over existing therapies;
•
our ability to enter into new collaborations;
•
our expectations with regard to the ability to develop additional product candidates using our TransCon technologies and submit Investigational New Drug Applications (“INDs”) or similar for such product candidates;
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
•
our financial performance;
•
our ability to attract and hire qualified personnel;
•
developments and projections relating to our market conditions, competitors and industry;
•
the impact of international economic, political, legal, compliance, social and business factors, including inflation, geopolitical conflicts and energy shortages; and
•
the effects on our business of the worldwide pandemics and the ongoing conflict in the region surrounding Ukraine and Russia and the ongoing conflict between Israel and Hamas.

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
•
The parent drug, drug product and other components of our products and product candidates are currently acquired from certain single-source suppliers. The loss of these suppliers, or their failure to supply could materially and adversely affect our business.
•
Our operating results may vary significantly from period to period and these variations may be difficult to predict.
•
The regulatory approval processes of the U.S. Food and Drug Administration (“FDA”), the European Medicines Agency and comparable authorities are lengthy, time consuming, and inherently unpredictable. If we are ultimately unable to obtain regulatory approval for our product candidates, our business will be substantially harmed.
•
Failure to obtain or maintain adequate coverage and reimbursement for our product candidates could limit our ability to market those products and decrease our ability to generate revenue.
•
If we are sued for allegedly infringing intellectual property rights of third parties, it will be costly and time consuming, and an unfavorable outcome in such litigation could harm our business.
•
The potential effects of geopolitical conflicts, such as the military conflict between Russia and Ukraine and the ongoing conflict between Israel and Hamas could materially adversely impact our business, including our clinical trials, supply chain operation, regulatory timelines and commercial activities.
•
Worldwide pandemics could materially adversely impact our business, including our clinical trials, supply chain operation, regulatory timelines and commercial activities.

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

C.
Reasons for the Offer and Use of Proceeds

Not applicable.

D.
Risk Factors

Our business faces significant risks. You should carefully consider all of the information set forth in this annual report and in our other filings with the SEC, including the following risk factors which we face and which are faced by our industry. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. This annual report also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements, as a result of certain factors including the risks described below and elsewhere in this annual report and our other materials we file or furnish with the SEC. See “Special Note Regarding Forward-Looking Statements” above.

Risks Related to Our Limited Operating History, Financial Condition and Capital Requirements

We have a limited operating history and we may incur significant losses in the future, which makes it difficult to assess our future viability.

We are applying our innovative TransCon technology platform to build a leading, fully integrated biopharma company focused on making a meaningful difference in patients’ lives. Guided by our core values of patients, science, and passion, we use our TransCon technologies to create new and potentially best-in-class therapies. We currently have a pipeline of multiple independent endocrinology rare disease, and oncology candidates in development. We are also working to apply our TransCon technology platform in additional therapeutic areas to address unmet medical needs. On August 25, 2021, the FDA approved TransCon hGH, known by its brand name SKYTROFA® and its international nonproprietary name lonapegsomatropin-tcgd in the U.S. for the treatment of pediatric patients one year and older who weigh at least 11.5 kg (25.4 lb) and have growth failure due to inadequate secretion of endogenous growth hormone. SKYTROFA (lonapegsomatropin), developed under the name TransCon hGH, was granted marketing authorisation by the EC as a once-weekly subcutaneous injection for the treatment of children and adolescents ages 3 to 18 years with growth failure due to insufficient secretion of endogenous growth hormone on January 11, 2022. In addition, in November 2023, the European Commission (“EC”) granted marketing authorisation to YORVIPATH® (palopegteriparatide), previously developed as TransCon PTH, as a replacement therapy indicated for the treatment of adults with chronic hypoparathyroidism.

Biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. To date, we have focused substantially all of our efforts on our research and development activities relating to our products, SKYTROFA and YORVIPATH and our product candidates TransCon hGH, TransCon PTH (palopegteriparatide), TransCon C-Type Natriuretic Peptide (“TransCon CNP”), our product candidates in oncology and our proprietary TransCon technologies. We have also focused significant efforts on the commercialization of TransCon hGH and in planning for the commercialization of TransCon PTH in the European Union (“EU”), as well as in the United States, if approved. We have a limited operating history upon which our shareholders and ADS holders can evaluate our business and prospects. Going forward, we may incur significant losses from our operations. We had a net loss of €481.4 million for the year ended December 31, 2023 and a net loss of €583.2 million for the year ended December 31, 2022. Our total equity was negative by €145.7 million as of December 31, 2023 compared to a positive balance of €263.3 million as of December 31, 2022. Neither the net loss nor net profit we have experienced in prior years are necessarily indicative of our future results.

Apart from the FDA’s approval of SKYTROFA, and the EC’s approval of SKYTROFA and YORVIPATH, none of our other product candidates have been approved for commercial sale by the FDA, the EC or similar non-U.S. regulatory authorities. On April 28, 2023 the FDA issued a complete response letter (“CRL”) in response to our New Drug Application (“NDA”) for use of TransCon PTH in adult patients with hypoparathyroidism. In the CRL, the FDA cited concerns related to the manufacturing control strategy for variability of delivered dose in the TransCon PTH drug/device combination product. On November 14, 2023 we resubmitted our NDA for TransCon PTH and the FDA has set a Prescription Drug User Fee Act (“PDUFA”) target action date of May 14, 2024 to review the application. Our annual operating expenses may increase over the next several years as we expand our research and development efforts and incur additional commercialization expenses, including those related to the commercialization of TransCon PTH. Although we have begun to receive revenue from commercial product sales, we may incur substantial operating losses for the foreseeable future as we execute our operating plan.

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

We have limited revenue from commercial product sales of SKYTROFA in the U.S. and the EU. We are yet to commercially launch YORVIPATH in the EU outside of Germany and Austria. Our ability to generate revenue will continue to depend significantly on our ability to successfully commercialize SKYTROFA in the U.S., to successfully launch and commercialize SKYTROFA and YORVIPATH in the EU, to successfully launch and commercialize TransCon PTH in the U.S., if approved, to complete the research and development of our other product candidates and obtain the regulatory and marketing approvals necessary to commercialize such product candidates. Our ability to generate additional revenue from commercial product sales or pursuant to milestone payments or royalties from collaboration partners depends heavily on many factors, including but not limited to:

•
completing research and preclinical and clinical development of our product candidates;
•
obtaining additional regulatory approvals and pricing and reimbursement approvals for our products and product candidates on our own, or together with our strategic collaboration partners;
•
negotiating favorable terms of and entering into collaboration, licensing or other arrangements;
•
our ability to commercialize or co-promote, and/or the ability of our collaboration partners to successfully commercialize, our products and product candidates;
•
developing and sustaining a scalable manufacturing process for our products and product candidates, if approved;
•
the market opportunities and patient populations for our products and product candidates, if approved;
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
•
Our ability to prevent, avoid, and possibly recover from severe cyber attack(s) with impact on our intellectual property, e.g., data breach and ransomware attacks; and
•
attracting, hiring, and retaining qualified personnel.

In cases where we are successful in obtaining regulatory approvals to market one or more of our product candidates (such as the approvals we have obtained for TransCon hGH and TransCon PTH), our revenue will be dependent, in part, upon the size of the markets in the territories for which regulatory approval is granted, the accepted price for the product, the availability of competing products, the ability to get reimbursement for our products at any price and the extent of our royalty rights for that territory. If the number of patients suitable for our product candidates is not as significant as we estimate, the indication approved by regulatory authorities is narrower than we expect or the reasonably accepted population for treatment is narrowed by competition, physician choice, treatment guidelines or third-party payor restrictions, we may not generate significant revenue from the sale of such product candidates, even if approved. Limitations on our ability to generate revenue from commercial product sales or pursuant to up-front or milestone payments and royalties from collaboration partners would likely depress our market value and could impair our ability to raise capital, expand our business, discover or develop other product candidates or continue our operations.

We may seek additional financing to achieve our goals, and a failure to obtain this capital if needed on acceptable terms, or at all, could force us to delay, limit, scale back or cease our commercialization activities, product development or any other or all operations.

Since our inception, most of our resources have been dedicated to our research and development and commercialization activities. We have funded our operations primarily through issuance of preference shares, our ordinary shares and convertible debt securities, royalty arrangements with third parties, and payments to us under collaboration agreements. For example, in March 2022, we received $557.9 million (€503.3 million) in net proceeds from an offering of convertible senior notes due 2028 after deducting the initial purchasers’ discounts and commissions and estimated transaction costs. As of December 31, 2023, we had cash, cash equivalents and marketable securities totaling €399.4 million. We believe that we will continue to expend substantial resources for the foreseeable future, including costs associated with research and development and commercialization activities. The Company maintains the majority of its cash and cash equivalents in accounts with major financial institutions, and our deposits at these institutions exceed insured limits. Market conditions can impact the viability of these institutions. In the event of failure of any of the financial institutions where we maintain our cash and cash equivalents, there can be no assurance that we would be able to access uninsured funds in a timely manner or at all. Any inability to access or delay in accessing these funds could adversely affect our business and financial position.

Based on our current operating plan, we believe that our existing cash, cash equivalents and marketable securities as of December 31, 2023 will be sufficient to meet our projected cash requirements for at least twelve months from the date of this annual report. However, our operating plan may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned. Our future funding requirements will depend on many factors, including, but not limited to:

•
the manufacturing, selling and marketing costs associated with our products and product candidates, if approved, including the cost and timing of building our sales and marketing capabilities;
•
the timing, receipt, and amount of sales of, or royalties on, TransCon hGH, TransCon PTH and any future products;
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
•
the market opportunities and patient populations for our products and product candidates, if approved, and our ability to obtain market acceptance of our products and product candidates, if approved;
•
the costs of filing, prosecuting, maintaining, defending and enforcing any patent claims and other intellectual property rights, including litigation costs and the outcome of such litigation, including costs of defending any claims of infringement brought by others in connection with the development, manufacture or commercialization of our product candidates; and
•
the extent to which we purchase ADSs prior to granting rights or awards for such shares under our equity incentive plans.

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

We may seek additional capital through a variety of means, including through public or private equity, debt financings or other sources, including up-front payments and milestone payments from strategic collaborations or royalty arrangements with third parties. To the extent that we raise additional capital through the issuance of convertible debt or equity securities, the ownership interest of our shareholders and ADS holders would be diluted, and the terms may include liquidation or other preferences that adversely affect the rights of our shareholders and ADS holders. Such financing may result in dilution to holders of shares or ADSs, imposition of debt covenants and repayment obligations, or other restrictions that may affect our business. If we raise additional funds through up-front payments or milestone payments pursuant to strategic partnerships with third-parties, we may have to relinquish valuable rights to our products or product candidates, or grant licenses on terms that are not favorable to us. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans.

For example, in September 2023, we entered into a $150.0 million capped synthetic royalty funding agreement (the “Royalty Pharma Agreement”) with Royalty Pharma. Under the terms of the Royalty Pharma Agreement, we received an upfront payment of $150.0 million in exchange for a 9.15% royalty on net U.S. SKYTROFA revenue.

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
•
whether the FDA will approve our resubmitted NDA for TransCon PTH;
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
•
our expectations regarding the potential market opportunities and patient populations for our products and product candidates;
•
our progress in the successful commercialization and co-promotion of our products and product candidates, if approved, and our efforts to develop and commercialize our other existing product candidates;
•
our ability to obtain market acceptance of our products or product candidates, if approved, including by patients and the medical community;
•
our ability to obtain market acceptance of the device components of our combination products, and of our combination product candidates, if approved, including by patients and the medical community;
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

We cannot be certain that we will be able to successfully commercialize any of our products or that such products will be approved in other jurisdictions, and we cannot be certain that any of our product candidates will ever be approved or successfully commercialized, or that we will ever generate revenue from sales of such product candidates. If we are not successful in completing the development of, obtaining approval for, and commercializing our product candidates, or are significantly delayed in doing so, our business will be harmed.

Our sales and marketing efforts may not be effective and we may not be successful in our commercial efforts.

Prior to launching our commercial sales in 2021, as a company we had no prior experience commercializing approved products. The success of our commercialization efforts is difficult to predict and subject to the effective execution of our business plan, including, among others, the continued development of our internal sales, marketing, and distribution capabilities and our ability to navigate the significant expenses and risks involved with the development and management of such capabilities. For example, our planned commercial launch of TransCon PTH in the EU, and, if approved, in the United States, may not develop as planned or anticipated, which may require us to, among others, adjust or amend our business plan and incur significant expenses. Further, given our limited experience commercializing products, we do not have a long track record of successfully executing commercial launches. If we are unsuccessful in accomplishing our objectives and executing on our business plan, or if our commercialization efforts do not develop as planned, we may not be able to successfully commercialize our approved products and any future approved products, we may require significant additional capital and financial resources, we may not become profitable, and we may not be able to compete against more established companies in our industry.

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

Additionally, we or any collaboration partners may be required to build and/or maintain marketing, sales, distribution, managerial and other non-technical capabilities or make arrangements with third-parties to perform these services, and we or any collaboration partners may not be successful in doing so. In the future, we may enter into arrangements with third-parties to market and sell our products and product candidates, if approved, in one or multiple geographies. However, we may not be able to enter into such arrangements with others on acceptable terms, or at all. To the extent that we enter into such arrangements with other companies, our revenues, if any, will depend on the terms of any such arrangements and the efforts of others. These efforts may turn out not to be sufficient.

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

Our business plan is based in part on our estimated addressable markets and market opportunities for our products and product candidates, if approved, which are based on a variety of inputs, including data published by third parties, our own market insights and internal market intelligence, and internally generated data and assumptions. We have not independently verified any third-party information and there can be no assurance as to its accuracy or completeness. Such estimates, whether obtained or derived from third-party sources or developed internally, are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. While we believe the market opportunity estimates underlying our business plan are reasonable, such information is inherently imprecise. In addition, our assumptions and estimates of market opportunities are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including but not limited to those described in this annual report. If this third-party or internally generated data prove to be inaccurate or we make errors in our assumptions based on that data, our actual market may be more limited than our estimates. In addition, these inaccuracies or errors may cause us to misallocate capital and other critical business resources, which could harm our business.

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

Further, we are conducting, and plan to conduct, clinical trials in sites outside of the United States. Conducting clinical trials in foreign countries presents additional risks that may delay completion of clinical trials. These risks include the failure of physicians or enrolled patients in foreign countries to adhere to clinical protocol as a result of differences in healthcare services or cultural customs, managing additional administrative burdens associated with foreign regulatory schemes, as well as political and economic risks relevant to such foreign countries. In addition, the EMA or the FDA may determine that the clinical trial results obtained in foreign subjects do not establish the safety, purity, potency and/or efficacy of a product candidate when administered in EU or U.S. patients, and are thus not supportive of approval of a marketing authorisation application (“MAA”) in the EU or of an NDA, or Biologics License Application (“BLA”), in the United States. As a result, the EMA or the FDA may not accept data from clinical trials conducted outside the EU or the United States, respectively, and may require that we conduct additional clinical trials or obtain additional data before we can submit an NDA or BLA in the United States or a MAA in the EU. The EMA or the FDA may even require us to conduct additional clinical trials in the EU or the United States, respectively, before we are able submit an NDA, BLA, MAA or other marketing application for any of our product candidates.

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

In addition, the FDA’s and other regulatory authorities’ policies with respect to clinical trials may change and additional government regulations may be enacted. For instance, the regulatory landscape related to clinical trials in the EU recently evolved. The EU Clinical Trials Regulation (“EU CTR”) which was adopted in April 2014 and repeals the EU Clinical Trials Directive, became applicable on January 31, 2022. While the Clinical Trials Directive required a separate clinical trial application (“CTA”) to be submitted in each member state in which the clinical trial takes place, to both the competent national health authority and an independent ethics committee, the EU CTR introduces a centralized process and only requires the submission of a single application for multi-center trials. The EU CTR allows sponsors to make a single submission to both the competent authority and an ethics committee in each member state, leading to a single decision per member state. The assessment procedure of the CTA has been harmonized as well, including a joint assessment by all member states concerned, and a separate assessment by each member state with respect to specific requirements related to its own territory, including ethics rules. Each member state’s decision is communicated to the sponsor via the centralized EU IT portal. Once the CTA is approved, clinical study development may proceed. The extent to which ongoing and new clinical trials will be governed by the EU CTR varies. Clinical trials for which an application was submitted (i) prior to January 31, 2022 under the Clinical Trials Directive, or (ii) between January 31, 2022 and January 31, 2023 and for which the sponsor has opted for the application of the Clinical Trials Directive remain governed by said Directive until January 31, 2025. After this date, all clinical trials (including those which are ongoing) will become subject to the provisions of the EU CTR. Compliance with the EU CTR requirements by us and our third-party service providers, such as CROs, may impact our development plans.

It is currently unclear to what extent the United Kingdom (“UK”) will seek to align its regulations with the EU. The UK regulatory framework in relation to clinical trials is derived from existing EU legislation (as implemented into UK law, through secondary legislation). On January 17, 2022, the UK Medicines and Healthcare products Regulatory Agency (“MHRA”) launched an eight-week consultation on reframing the UK legislation for clinical trials with specific aims to streamline clinical trials approvals, enable innovation, enhance clinical trials transparency, enable greater risk proportionality, and promote patient and public involvement in clinical trials. The MHRA published its consultation outcome on March 21, 2023 in which it confirmed that it would update the existing legislation. The resulting legislative changes will ultimately determine the extent to which the UK regulations align with the EU CTR. Under the terms of the Protocol on Ireland/Northern Ireland, provisions of the EU CTR which relate to the manufacture and import of investigational medicinal products and auxiliary medicinal products apply in Northern Ireland. A decision by the UK not to closely align its regulations with the new approach adopted in the EU may have an effect on the cost of conducting clinical trials in the UK as opposed to other countries and/or make it harder to seek a marketing authorisation in the EU for our product candidates on the basis of clinical trials conducted in the UK.

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

We do not currently have the ability to independently conduct clinical trials or IND-enabling nonclinical studies. We rely on medical institutions, clinical investigators, contract laboratories, collaboration partners and other third-parties, such as CROs, to conduct clinical trials of our products and product candidates. The third-parties with whom we contract for execution of our clinical trials play a significant role in the conduct of these trials and the subsequent collection and analysis of data. However, these third-parties are not our employees, and except for contractual duties and obligations, we control only certain aspects of their activities and have limited ability to control the amount or timing of resources that they devote to our programs. Although we rely on these third-parties to conduct our nonclinical studies and our clinical trials, we remain responsible for ensuring that each of our nonclinical studies and clinical trials is conducted in accordance with the applicable protocol, scientific standards and legal and regulatory requirements, and our reliance on third-parties does not relieve us of our regulatory responsibilities. We and these third-parties are required to comply with current good laboratory practices (“GLPs”), for certain nonclinical studies, and good clinical practices (“GCPs”), for clinical studies. GLPs and GCPs are regulations and guidelines enforced by the FDA and comparable foreign regulatory authorities for all of our products in nonclinical and clinical development, respectively. Regulatory authorities enforce GCPs through periodic inspections of trial sponsors, principal investigators and trial sites. If we or any of our third-party contractors fail to comply with applicable regulatory requirements, including GCPs, the clinical data generated in our clinical trials may be deemed unreliable and the EMA, the FDA, or similar regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot be certain that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical trials comply with GCP regulations. In addition, our clinical trials must be conducted with products produced under cGMP or similar foreign regulations outside the United States. The failure of our contract manufacturers to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process.

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

Undesirable side effects caused by any of our approved products or our product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or similar authorities. In the event that trials conducted by us or any collaboration partners, or trials we conduct with our product candidates, reveal a high and unacceptable severity and prevalence of side effects, such trials could be suspended or terminated and the FDA or similar regulatory authorities could order any collaboration partners or us to cease further development of or deny approval of our product candidates for any or all targeted indications. The drug-related side effects could affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Any of these occurrences may harm our business, financial condition and prospects significantly.

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
•
our reputation may suffer.

For example, a number of adverse reactions have been reported among users of daily somatropin, and we may observe and be required to report similar adverse reactions for users of SKYTROFA. This reporting may result in Dear Healthcare Provider letters or other communications containing warnings or other safety information about the product.

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

We are aware of several pharmaceutical and biopharmaceutical companies that have commenced clinical studies of products or have successfully commercialized products addressing areas that we are targeting. A permanently PEGylated long-acting growth hormone (brand name Jintrolong®) developed by GeneScience Pharmaceuticals Co., Ltd. is available in China and the Somatropin Biopartners product (LB03002), is available in Korea. Novo Nordisk has received regulatory approval of once-weekly somapacitan (brand name SOGROYA®) for replacement of endogenous growth hormone in adult patients with growth hormone deficiency (“GHD”) in the United States, Japan, Europe, Australia and Saudi Arabia and in pediatric patients with GHD in the United States, Japan, Europe, Canada, Brazil and Saudi Arabia. Pfizer (in collaboration with OPKO Health Inc.) has received regulatory approval of once-weekly somatrogon (brand name NGENLA) in 48 countries including the United States, EU, Canada, Australia, Japan, Taiwan, the United Arab Emirates and Brazil for pediatric GHD. Other experimental growth hormone therapies are in different stages of clinical development by various companies, including Genexine Inc., I-MAB, and JCR Pharmaceuticals Co., Ltd. In addition, Takeda owns the rights to parathyroid hormone (brand name NATPARA®), a treatment for hypoparathyroidism. Parathyroid hormone was voluntarily recalled in September 2019 in the U.S. and is now only available to a limited number of patients through a Special Use Program offered by its manufacturer, Takeda. In October 2022, Takeda announced manufacturing of all strengths of NATPARA will be discontinued globally by the end of 2024. In addition, we are aware of several academic groups and companies working on making longer-acting agonists of the PTH receptor, or PTH1R. Other companies and groups are developing or commercializing therapies for hypoparathyroidism, including Calcilytix (a BridgeBio company), Entera Bio, Extend Biosciences, Massachusetts General Hospital, Amolyt Pharma, and MBX Biosciences. Other companies are developing therapies for achondroplasia, including BioMarin Pharmaceutical, Inc., and QED Therapeutics (a BridgeBio company). BioMarin Pharmaceutical, Inc. has received regulatory approval for vosoritide (brand name VOXZOGO®) in 38 active markets including the United States, EU, Australia, Brazil and Japan for the treatment of achondroplasia. Tyra Biosciences, Sanofi, ProLynx Inc. and Ribomic Inc, have achondroplasia programs in various clinical stages.

Other companies are developing toll like receptor agonists for cancer immunotherapy including: Seven and Eight Biopharmaceuticals Inc., Regeneron Pharmaceuticals Inc., Bolt Therapeutics, Inc., Surge Therapeutics Inc., Canwell Biotech Ltd., BioNTech SE and Tallac Therapeutics Inc. Other companies have Interleukin 2 program under development for cancer immunotherapy including: Mural Oncology plc, Medicenna Therapeutics Corp., Anaveon AG, Xilio Therapeutics Inc, Werewolf Therapeutics Inc., Sutro Biopharma Inc. and Philogen SpA.

In addition to product-based competition, our TransCon technologies face technology-based competition as we believe other companies are developing or evaluating enhanced drug delivery and sustained release technologies. In particular, we believe Nektar Therapeutics, OPKO Health, Inc., ProLynx Inc., MBX Biosciences and Serina Therapeutics, Inc. are developing technology platforms in the areas of enhanced drug delivery and/or reversible linkers that may be competitive with our TransCon technologies. We also expect that technological developments will occur at a rapid rate and that competition is likely to intensify as various enhanced delivery and sustained release technologies may achieve similar advantages.

TransCon hGH is approved by the FDA in the U.S. under the brand name SKYTROFA for the treatment of pediatric patients one year and older who weigh at least 11.5 kg (25.4 lb) and have growth failure due to inadequate secretion of endogenous growth hormone. The EC has also granted a marketing authorisation for SKYTROFA, developed under the name TransCon hGH, as a once weekly subcutaneous injection for the treatment of children and adolescents ages 3 to 18 years with growth failure due to insufficient secretion of endogenous growth hormone. In addition, in November 2023, the EC granted marketing authorisation to YORVIPATH® (palopegteriparatide), previously developed as TransCon PTH, as a replacement therapy indicated for the treatment of adults with chronic hypoparathyroidism. However, it is also possible that our competitors will commercialize competing drugs or treatments before we can launch any other product candidates that are ultimately approved by regulatory authorities. We also anticipate that we will face increased competition in the future as new companies enter into our current and target markets.

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

Our TransCon technologies have been developed to improve the delivery of a variety of drug products. TransCon hGH is approved by the FDA in the U.S. under the brand name SKYTROFA (lonapegsomatropin-tcgd) for the treatment of pediatric patients one year and older who weigh at least 11.5 kg (25.4 lb) and have growth failure due to inadequate secretion of endogenous growth hormone. The EC has also granted a marketing authorisation for SKYTROFA, developed under the name TransCon hGH, as a once weekly subcutaneous injection for the treatment of children and adolescents ages 3 to 18 years with growth failure due to insufficient secretion of endogenous growth hormone. In addition, in November 2023, the EC granted marketing authorisation to YORVIPATH (palopegteriparatide), previously developed as TransCon PTH, as a replacement therapy indicated for the treatment of adults with chronic hypoparathyroidism. However, we cannot be certain that any of our other products or product candidates using our TransCon technologies will be deemed safe or efficacious (or that any of our products will be deemed safe or effective for other indications), nor that any aspects of our TransCon technologies will yield additional product candidates that could be commercially valuable. Further, one of our two carrier systems, the TransCon hydrogel carrier system, has limited experience in humans. As a result, our TransCon hydrogel carriers, when dosed extensively in humans, may fail to perform as we expect. Failure of any of our product candidates to be successfully developed, approved and commercialized may result in our TransCon technologies being viewed as an ineffective approach to developing drug products which would harm our business and prospects.

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

We rely on our collaboration partners to conduct certain clinical studies. For example, in November 2018, we announced the formation of VISEN, a company established to develop, manufacture, and commercialize our endocrinology rare disease therapy candidates in Greater China. In connection with the formation of VISEN, we granted VISEN exclusive rights to develop and commercialize our rare disease endocrinology products based on our proprietary TransCon technologies, including TransCon hGH, TransCon PTH and TransCon CNP, in Greater China for use in all human indications, subject to certain exceptions. As another example, in November 2023, we announced that we entered into an exclusive license agreement with Teijin Limited (“Teijin”) to develop and commercialize TransCon hGH, TransCon PTH and TransCon CNP for certain endocrinology rare diseases in Japan. As a further example, in January 2024, we announced the formation of Eyconis, Inc. (“Eyconis”), a separate company created to develop, manufacture, and commercialize TransCon ophthalmology assets globally, together with an investor syndicate. In connection with the formation of Eyconis, we granted Eyconis exclusive rights to develop and commercialize TransCon ophthalmology products globally and received an equity position in the newly formed company. We may also enter into collaboration agreements with other parties in the future relating to our other product candidates.

If our collaboration partners do not perform in the manner we expect or fulfill their responsibilities in a timely manner, or at all, if our agreements with them terminate or if the quality or accuracy of the clinical data they obtain is compromised, the clinical development, regulatory approval and commercialization efforts related to our collaboration product candidates could be delayed or terminated and it could become necessary for us to assume the responsibility at our own expense for the clinical development of such product candidates. In that event, we would likely be required to limit the size and scope of efforts for the development and commercialization of such product candidate, to seek additional financing to fund further development, or to identify alternative collaboration partners, and our potential to generate future revenue from royalties and milestone payments from such product candidate would be significantly reduced or delayed and our business would be harmed. Our existing collaborations and any future collaboration arrangements that we may enter into with third-parties may not be scientifically or commercially successful. In addition to the risks inherent in the development of a drug product candidate, factors that may affect the success of our collaborations include the following:

•
our collaboration partners may have the unilateral ability to choose not to develop a collaboration product or product candidate for one or more indications for which such product or product candidate has been or is currently being evaluated, and our collaboration partners may choose to pursue an indication that is not in our strategic best interest or to forego an indication that they believe does not provide significant market potential even if clinical data is supportive of further development for such indication;

•
our collaboration partners may choose not to develop or commercialize our collaboration product or product candidate in certain relevant markets;
•
our collaboration partners may take considerably more time in advancing our product or product candidate through the clinical and regulatory process than we currently anticipate, which could materially delay the achievement of milestones and, consequently the receipt of milestone payments or royalties from our collaboration partners;
•
our collaboration partners may have substantial discretion under their respective agreements regarding how they structure their efforts and allocate resources to fulfill their obligations to diligently develop, obtain regulatory approval for and commercialize our collaboration products and product candidates;
•
our collaboration partners may control all or substantially all of the aspects of development and/or commercialization efforts under their respective license agreements and may change the focus of their development and/or commercialization efforts or pursue other higher-priority programs and, accordingly, reduce the efforts and resources allocated to their collaborations with us;
•
our collaboration partners may solely be responsible for or have substantially all of the responsibility related to obtaining and maintaining all regulatory approvals of our products or product candidates, and we or our collaboration partners may fail to develop a commercially viable formulation or manufacturing process for our products or product candidates, and we or our collaboration partners may fail to manufacture or supply sufficient drug substance for commercial use, if approved, which could result in lost revenue under such collaborations;
•
our collaboration partners may not comply with all applicable regulatory requirements or may fail to report safety data in accordance with all applicable regulatory requirements;
•
if any of our agreements with our collaboration partners terminate, we would need to identify alternative means to continue the development, manufacture and commercialization of the affected products or product candidates, alone or with others;
•
our collaboration partners may have the discretion to sublicense their rights with respect to our collaboration technology in connection with collaboration products and product candidates to one or more third-parties without our consent;
•
our collaboration partners may be pursuing alternative technologies or developing alternative products or product candidates, either on their own or in collaboration with others, that may be competitive with our technology, products or product candidates on which they are collaborating with us or which could affect our collaboration partners’ commitment to the collaboration; and
•
our collaboration partners may experience financial difficulties.

The timing and amount of any milestone and royalty payments we may receive under agreements with collaboration partners and the value of any equity we own in our collaboration partners (such as the equity we own in VISEN) will depend on, among other things, the efforts, allocation of resources, and successful development and commercialization of our products or product candidates by our collaboration partners. We cannot be certain that any development and regulatory milestones will be achieved or that we will receive any future milestone payments under agreements we may enter into with collaboration partners. In addition, in certain circumstances we may believe that a particular milestone has been achieved and the applicable collaboration partner may disagree with our belief. In that case, receipt of that milestone payment may be delayed or may never be received, which may require us to adjust our operating plans. We also cannot be certain that any equity we own in our collaboration partners (such as the equity we own in VISEN) will maintain its value or grow in value.

We may form additional strategic collaborations in the future with respect to our proprietary programs, but we may not realize the benefits of such collaborations.

We may form strategic collaborations, create joint ventures or enter into licensing arrangements with third-parties with respect to our independent programs that we believe will complement or augment our existing business. We have historically engaged, and intend to continue to engage, in partnering discussions with a range of biopharmaceutical companies and could enter into new collaborations at any time. For example, in November 2018, we announced the formation of VISEN, a company established to develop, manufacture, and commercialize our endocrinology rare disease therapies in Greater China. In connection with the formation of VISEN, we granted VISEN exclusive rights to develop and commercialize our rare disease endocrinology products based on our proprietary TransCon technologies, including TransCon hGH, TransCon PTH and TransCon CNP, in Greater China for use in all human indications, subject to certain exceptions. As another example, in November 2023, we announced that we entered into an exclusive license agreement with Teijin to develop and commercialize TransCon hGH, TransCon PTH and TransCon CNP for certain endocrinology rare diseases in Japan. As a further example, in January 2024, we announced the formation of Eyconis, a separate company created to develop, manufacture, and commercialize TransCon ophthalmology assets globally, together with an investor syndicate. In connection with the formation of Eyconis, we granted Eyconis exclusive rights to develop and commercialize TransCon ophthalmology products globally and received an equity position in the newly formed company.

We face significant competition in seeking appropriate strategic partners, and the negotiation process to secure appropriate terms is time-consuming and complex. Any delays in identifying suitable development partners and entering into agreements to develop our products or product candidates could also delay the commercialization of our product candidates, which may reduce their competitiveness even if they reach the market. Moreover, we may not be successful in our efforts to establish such a strategic partnership for any future product candidates and programs on terms that are acceptable to us, or at all. This may be for a number of reasons. For example, under our collaboration with VISEN, VISEN has a right of first negotiation to develop certain of our endocrinology product candidates in Greater China, so our ability to negotiate such a collaboration with suitable third parties in that market may be hampered by such rights we granted to VISEN. Additionally, our product candidates and programs may be deemed to be at too early of a stage of development for collaborative effort, our research and development pipeline may be viewed as insufficient, and/or third-parties may not view our product candidates and programs as having sufficient potential for commercialization, including the likelihood of an adequate safety and efficacy profile. Even if we are successful in entering into a strategic alliance or license arrangement, there is no guarantee that the collaboration will be successful, or that any future collaboration partner will commit sufficient resources to the development, regulatory approval, and commercialization of our product candidates, or that such alliances will result in us achieving revenues that justify such transactions.

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

As part of our business strategy, we intend to pursue orphan designation for certain of our product candidates. For example, in June 2018, we were granted orphan drug designation by the FDA for TransCon PTH for the treatment of hypoparathyroidism, in February 2019, we were granted orphan drug designation by the FDA for TransCon CNP for the treatment of achondroplasia, and in April 2020, we were granted orphan drug designation by the FDA for TransCon hGH for the treatment of GHD. Additionally, in October 2019, we were granted orphan designation by the EC for TransCon hGH for GHD, in July 2020, we were granted orphan designation by the EC for TransCon CNP for the treatment of achondroplasia and in October 2020, we were granted orphan designation by the EC for TransCon PTH for treatment of hypoparathyroidism. In July 2021, we were granted orphan drug designation from the Japanese Ministry of Health, Labour and Welfare for TransCon PTH. However, we may be unsuccessful in obtaining additional orphan designations, and may be unable to maintain the benefits associated with orphan designation, such as orphan drug exclusivity.

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

In addition, to produce the quantities necessary to meet anticipated market demand, we and/or any collaboration partners will need to secure sufficient manufacturing capacity with third-party manufacturers. For TransCon hGH we believe we have secured agreements to provide for sufficient manufacturing capacity with third-party manufacturers; however, our estimates of market demand may be inaccurate and third-party manufacturers may fail to produce sufficient quantities on a timely basis or at all. If we and/or any collaboration partners are unable to produce our products and product candidates in sufficient quantities to meet the requirements for the launch of the product or to meet future demand, our revenues and gross margins would be adversely affected. To be successful, our products and product candidates must be manufactured in commercial quantities in compliance with regulatory requirements and at acceptable costs. We and/or any collaboration partners will regularly need to maintain access to facilities to manufacture commercial supplies of our products and product candidates, if approved. All of this will require additional funds and successful completion of inspection or audits and approval by the FDA, other regulatory authorities and by notified bodies with respect to the device components. If we and/or any collaboration partners are unable to establish and maintain a manufacturing capacity within our planned time and cost parameters, the development and sales of our products and product candidates as well as our business, results of operations and prospects, and the value of our shares or ADSs could be adversely affected.

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

In addition, we, as well as any third-party manufacturer, will be required to register such manufacturing facilities with the FDA (and have a U.S. agent for the facility, if outside the United States) and other regulatory authorities. The facilities will be subject to inspections confirming compliance with the FDA, and other regulatory authority cGMP or similar foreign requirements. We do not control the manufacturing process of our product candidates, and we are dependent on our contract manufacturing partners for compliance with cGMPs or similar regulations for manufacture of both active drug substances and finished drug products. If we or any third-party manufacturer fails to maintain regulatory compliance, our business, financial condition and results of operations may be harmed, and the FDA or other regulatory authorities can impose regulatory sanctions that range from a warning letter to withdrawal of approval to seeking product seizures, injunctions and, where appropriate, criminal prosecution. Pursuant to our agreements with VISEN, we have provided and may in the future provide, clinical supplies of our product candidates and commercial supplies of our products to VISEN for its use in clinical trials and commercialization. Pursuant to our agreements with Teijin, we may also provide Teijin with clinical supplies of our product candidates and commercial supplies of our products for Teijin’s use in future clinical trials and commercialization. In order to fulfill these supplies, we rely on third-party manufacturers over which we have no or very limited control or power.

If our contract manufacturers cannot successfully manufacture our product candidates or products that conform to our specifications and the strict regulatory requirements of the FDA or similar regulatory authorities, they will not be able to secure and/or maintain regulatory approval for their manufacturing facilities. In addition, we have no control over the ability of our contract manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA or a similar regulatory authority does not approve these facilities for the manufacture of our products or product candidates or if it withdraws any such approval in the future, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain regulatory approval for or market our products or product candidates, if approved.

We rely on our manufacturers to purchase from third-party suppliers the materials necessary to produce our products and product candidates. Any significant delay or discontinuation in the supply of such materials would delay commercialization and the completion of our clinical studies and harm our business.

There are a limited number of suppliers for raw materials that we use to manufacture our products and product candidates, and there may be a need to identify alternate suppliers to prevent a possible disruption of the manufacture of the materials necessary to produce our products or product candidates for commercial sale and/or our clinical studies. We do not have any control over the process or timing of the acquisition of these raw materials by our manufacturers. Although we generally do not begin a clinical study unless we believe we have on hand, or will be able to manufacture, a sufficient supply of a product candidate to complete such study, and we currently envision that VISEN, which relies on us for clinical supply of our product candidates, as well as Teijin, which we currently contemplate will rely on us for future clinical and commercial supplies of our product candidates, would do the same, any significant delay or discontinuity in the supply of a product candidate, or the raw material components thereof, for a clinical study due to the need to replace a third-party manufacturer could considerably delay completion of our, VISEN’s or Teijin’s clinical studies, product testing, and potential regulatory approval of our product candidates, which could harm our business and results of operations.

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

It is generally necessary for us to secure certain levels of insurance as a condition for the conduct of clinical studies. We believe that our product liability insurance for clinical studies is sufficient to cover claims. We currently maintain liability insurance with certain specified coverage limits. We cannot be certain that the insurance policies will be sufficient to cover all claims that may be made against us. Our inability to obtain and maintain sufficient product liability insurance at an acceptable cost and scope of coverage to protect against potential product liability claims could prevent or inhibit the commercialization of any products we develop. We currently carry product liability insurance covering commercial sales and use in our clinical trials in the amount of $20 million in the aggregate on our primary insurance policy and $100 million in the aggregate on our excess insurance policy. Any claim that may be brought against us could result in a court judgement or settlement in an amount that is not covered, in whole or in part, by our insurance or that is in excess of the limits of our insurance coverage. Our insurance policies also have various limits, exclusions and deductibles, and given these various limits, exclusions and deductibles, we may be subject to a product liability claim for which we have no coverage. We will have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts. Moreover, in the future, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses. Product liability insurance is expensive, difficult to obtain and may not be available in the future on acceptable terms.

We will need to continue to significantly increase the size of our organization and we may have difficulties in managing our growth and expanding our operations successfully.

As of December 31, 2023, we had 879 employees worldwide, with key facilities in Denmark, Germany, and the United States. As we advance our products and product candidates through the development and commercialization process, we will need to expand managerial, operational, financial, sales and marketing and other resources to manage our operations, preclinical and clinical trials, research and development activities, regulatory filings, manufacturing and supply activities, and any marketing and commercialization activities or contract with other organizations to provide these capabilities for us. As operations expand, we expect that we will need to manage additional relationships with various suppliers and other organizations. Our ability to manage our operations and growth requires us to continue to improve our operational, financial and management controls, reporting systems and procedures across a global organization. Such growth could place a strain on our administrative and operational infrastructure. We may not be able to make improvements to our management information and control systems in an efficient or timely manner and may discover deficiencies in existing systems and controls. Our management, personnel, systems and facilities currently in place may not be adequate to support this future growth. Our need to effectively execute our growth strategy requires that we either internally, together with collaboration partners or through third-party contractors, as applicable:

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

In addition, to the extent we enter into a strategic transaction that includes ongoing operations or shared ownership and management, our strategic partners may take actions that we oppose or we may disagree with our strategic partners about decisions affecting the business, which could result in litigation or arbitration, distract our officers and directors and otherwise disrupt the day-to-day operations of our business and the business of the strategic partner or entity. Furthermore, to the extent that our directors and officers serve on the boards of our strategic partners, such directors may be required to abstain from board decision-making in the event of a conflict of interest.

Accordingly, although we cannot be certain that we will undertake or successfully complete any transactions of the nature described above, any transactions that we do complete may be subject to the foregoing or other risks, and could harm our business, results of operations, financial condition and prospects.

The Royalty Pharma Agreement places restrictions on our operating and financial flexibility, and if we fail to comply with certain covenants in the Royalty Pharma Agreement, our results of operations and financial condition may be harmed.

In September 2023, we entered into a Revenue Participation Right Purchase and Sale Agreement (the “Royalty Pharma Agreement”) with Royalty Pharma Development Funding, LLC (“Royalty Pharma”). The Royalty Pharma Agreement contains covenants that impose on us certain obligations with respect to payment, diligence, reporting, intellectual property, in-licenses, out-licenses and certain other actions, as well as indemnification obligations. Among other things, these covenants require us to use commercially reasonable efforts to manufacture and commercialize SKYTROFA in the United States and to develop SKYTROFA for a new indication, and limit our ability to create or incur liens or dispose of certain assets related to SKYTROFA. Compliance with these covenants may limit our flexibility in operating our business and our ability to take actions that might otherwise be advantageous to us and our stockholders. Pursuant to the Royalty Pharma Agreement, we have granted to Royalty Pharma back-up security interest in certain assets to secure our obligations under the Royalty Pharma Agreement. If we are unable to comply with our obligations, Royalty Pharma may be entitled to take possession of such assets, which could have a material adverse effect on our business, financial condition and results of operations.

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

The United Kingdom’s withdrawal from the EU may have a negative effect on global economic conditions, financial markets and our business.

Since the end of the Brexit transition period on January 1, 2021, Great Britain (England, Scotland and Wales) has not been directly subject to EU laws, however under the terms of the Ireland/Northern Ireland Protocol, EU laws generally apply to Northern Ireland. On February 27, 2023, the UK Government and the EC reached a political agreement on the “Windsor Framework” which will revise the Protocol on Ireland/Northern Ireland in order to address some of the perceived shortcomings in its operation. Under the changes, Northern Ireland will be reintegrated under the regulatory authority of the MHRA with respect to medicinal products. The Windsor Framework was approved by the EU-UK Joint Committee on March 24, 2023, so the UK government and the EU will enact legislative measures to bring it into law. On June 9, 2023, the MHRA announced that the medicines aspects of the Windsor Framework will apply from January 1, 2025. In addition, new legislation such as the EU CTR is not applicable in Great Britain. While the EU-UK Trade and Cooperation Agreement includes the mutual recognition of Good Manufacturing Practice (“GMP”), it does not contain wholesale mutual recognition of UK and EU pharmaceutical regulations and product standards. There may be divergent local requirements in Great Britain from the EU in the future, which may impact clinical and development activities that occur in the UK in the future. Similarly, clinical trial submissions in the UK will not be able to be bundled with those of EU member states within the EMA Clinical Trial Information System, adding further complexity, cost and potential risk to future clinical and development activity in the UK. Significant political and economic uncertainty remains about how much the relationship between the UK and EU will differ as a result of the UK’s withdrawal.

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
•
differing drug import and export rules;
•
lacking or reduced protection for intellectual property rights in foreign countries;
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
•
potential liability resulting from work conducted by distributors;

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

The parent drug, drug product and other components of our products and product candidates are currently acquired from certain single-source suppliers. The loss of these suppliers, or their failure to supply could materially and adversely affect our business.

TransCon hGH drug product in vials is manufactured by Vetter Pharma Fertigung (“Vetter”), pursuant to our agreement with Vetter. TransCon hGH drug product in dual chamber cartridges is supplied by Vetter for use in our drug delivery device made by Phillips Medisize A/S (formerly Medicom Innovation Partner A/S). The intermediates of our proprietary TransCon linkers are made by CARBOGEN AMCIS AG under an agreement with CARBOGEN AMCIS AG and accompanying purchase orders. For products that utilize soluble TransCon carriers, NOF Corporation (Japan) (“NOF”), supplies PEGs. Furthermore, NOF is responsible for coupling the TransCon linker used for TransCon hGH to methoxy PEG, under manufacturing agreements and accompanying purchase orders. Our growth hormone parent drug as well as our TransCon hGH drug substance are supplied by both Fujifilm Diosynth Biotechnologies UK Limited (“Fujifilm”) and Lonza Ltd. Our PTH as well as our TransCon PTH drug substance is supplied by Bachem, Switzerland, pursuant to our agreement with Bachem. Vetter manufactures the TransCon PTH drug product in cartridges and assembles the cartridges with a drug delivery device made by Ypsomed AG. CNP drug substance is supplied by Wacker Biotech, Germany. Our TransCon CNP drug product in vials is manufactured by Vetter pursuant to our agreement with Vetter. We do not currently have any other suppliers for the drug substance, drug product or other components of our TransCon hGH, TransCon PTH and TransCon CNP, although we believe that there are alternate sources of supply that could satisfy our clinical and commercial requirements, we cannot provide assurance that identifying alternate sources and establishing relationships with such sources would not result in significant delays in the commercialization or development of our products and product candidates. Additionally, we may not be able to enter into supply arrangements with alternative suppliers on commercially reasonable terms or at all. A delay in the commercialization or development of our products or product candidates or having to enter into a new agreement with a different third-party on less favorable terms than we have with our current suppliers could have a material adverse impact upon our business.

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

For us to further expand our product development plans, we will need to hire additional qualified scientific personnel to perform research and development. We will also need to hire personnel with expertise in clinical testing, government regulation, sales and marketing, and finance, and might need to hire additional personnel with expertise in manufacturing. We may not be able to attract and retain personnel on acceptable terms, given the competition for such personnel among biotechnology, pharmaceutical and healthcare companies, universities and non-profit research institutions. Although we may be successful in attracting and retaining suitably qualified scientific personnel, there can be no assurance that we will be able to attract and retain such personnel on acceptable terms given the competition for experienced scientists from numerous pharmaceutical and chemical companies, specialized biotechnology firms, universities and other research institutions. Our failure to do so could adversely affect our business, results of operations and prospects, and the value of our shares or ADSs.

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

If a security breach or other incident were to result in the unauthorized access to or unauthorized use, disclosure, release or other processing of personal information, it may be necessary to notify individuals, governmental authorities, supervisory bodies, the media and other parties pursuant to applicable privacy and security laws. Any security compromise affecting us, our service providers, strategic partners, other contractors, consultants, or our industry, whether real or perceived, could harm our reputation, erode confidence in the effectiveness of our security measures and lead to regulatory scrutiny. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or systems, or inappropriate disclosure of confidential or proprietary or personal information, we could incur liability, including litigation exposure, penalties and fines, we could become the subject of regulatory action or investigation, our competitive position could be harmed and the further development and commercialization of our products and services could be delayed. If such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our business. Furthermore, federal, state and international laws and regulations can expose us to enforcement actions and investigations by regulatory authorities, and potentially result in regulatory penalties, fines and significant legal liability, if our information technology security efforts fail. Laws around cybersecurity are also developing, and changes in such laws may require additional compliance costs. For example, in the EU, more stringent rules around cybersecurity are being adopted, such as the NIS2 Directive, which requires in-scope entities to implement heightened cybersecurity measures and responses, including with respect to security incident handling and reporting obligations. If a security breach or other incident were to result in the unauthorized access to or unauthorized use, disclosure, release or other processing of personal information, it may be necessary to notify individuals, governmental authorities, supervisory bodies, the media and other parties pursuant to privacy and security laws. We maintain cyber liability insurance; however, this insurance may not be sufficient to cover the financial, legal, business or reputational losses that may result from an interruption or breach of our systems.

Our business has been, and may continue to be, adversely affected by health epidemics, pandemics and other outbreaks of infectious disease, including the global pandemic caused by COVID-19.

Public health threats, such as COVID-19, influenza and other highly communicable diseases or viruses, outbreaks of which have from time to time occurred in various parts of the world in which we operate could adversely impact our operations, as well as the operations of our customers, end users of our products, and our and their respective vendors, suppliers and other business partners. Any of these public health threats and related consequences could adversely affect our financial results.

The COVID-19 pandemic has reached across the globe, resulting in the implementation of significant governmental measures, including lockdowns, closures, quarantines, and travel bans intended to control the spread of the virus.

These current and potential future measures put in place as a result of the COVID-19 pandemic or any future epidemic, pandemic, or health crisis could cause disruptions that could severely impact our business, clinical trials and commercialization activities, including by causing delays to our clinical trials, interrupting our supply chain, restricting access to our facilities, placing restrictions on our workforce and the workforce of our partners, or delaying interactions with regulators.

In addition, the COVID-19 pandemic has caused, and may cause further, disruption to global financial markets. This may reduce our ability to access capital on favorable terms or to access capital at all. Furthermore, sustained adverse market events (such as a recession or depression) resulting from the COVID-19 pandemic could materially and adversely affect our business and the price of our ADSs.

The extent to which the COVID-19 pandemic or any future epidemic, pandemic, or other health crisis impacts our business and clinical trials will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the speed and extent of geographic spread of the disease, the duration of the outbreak, travel restrictions and social distancing in the affected areas, business closures or business disruptions and the effectiveness of actions taken in the affected areas to contain and treat the disease.

Unfavorable global and regional economic, political, health, climate and other conditions and events could adversely affect our business, financial condition or results of operations.

Our results of operations could be adversely affected by global or regional economic, political, health, climate and other conditions and events. A global financial crisis or global or regional political and economic instability, failure of banks, wars, terrorism, civil unrest, outbreaks of disease, such as COVID-19, and other unexpected events, such as natural disasters, internet security threats, and damage to global communication networks, could cause extreme volatility, disrupt our business and increase our costs and expenses. Business disruptions could include, among others, disruptions to clinical enrollment, clinical site availability, patient accessibility, conduct of our clinical trials and commercialization activities, as well as temporary closures of our facilities and the facilities of suppliers or manufacturers in our supply chain.

For example, trade policies and geopolitical disputes (including as a result of China-Taiwan geo-political instability) and other international conflicts can result in tariffs, sanctions and other measures that restrict international trade, and can materially adversely affect our business, particularly if these measures occur in regions where our third-party contract manufacturers operate. Countries may also adopt measures, such as controls on imports or exports of goods, technology or data, that could adversely impact the Company’s operations and supply chain. These geopolitical risks could also adversely affect VISEN’s activities in China.

In addition, global credit and financial markets have experienced volatility and disruptions over the past years, including concerns about declines in consumer confidence, declines in economic growth, increases in the rate of inflation, increases in borrowing rates and changes in liquidity and credit availability, and uncertainty about economic stability, including most recently in connection with actions undertaken by the U.S. Federal Reserve Board to address inflation.

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

Separately, on October 7, 2023, Hamas, an organization designated by the U.S. as a terrorist organization, launched a series of coordinated attacks from the Gaza Strip onto Israel. On October 8, 2023, Israel formally declared war on Hamas, and the armed conflict is ongoing as of the date of this filing. Hostilities between Israel and Hamas could escalate and involve surrounding countries in the Middle East. To date, we have not experienced any material interruptions in our infrastructure, supplies, technology systems, or networks needed to support our operations as a result of the conflict between Israel and Hamas.

We have no way to predict the progress, outcome or consequences of the military conflict in Ukraine or its impacts in Ukraine, Russia, Belarus, Europe, or the U.S, or of the conflict in the Israel-Gaza regions and any potential increases in hostilities in the Middle East. The length, impact, and outcome of ongoing military conflicts is highly unpredictable and could lead to significant market and other disruptions, including significant volatility in commodity prices and supply of energy resources, instability in financial markets, supply chain interruptions, political and social instability, trade disputes or trade barriers, changes in consumer or purchaser preferences, as well as an increase in cyberattacks and espionage.

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

In addition, FDA and foreign regulatory authorities may change their approval policies and new regulations may be enacted. For instance, the EU pharmaceutical legislation is currently undergoing a complete review process, in the context of the Pharmaceutical Strategy for Europe initiative, launched by the EC in November 2020. The EC’s proposal for revision of several legislative instruments related to medicinal products (potentially reducing the duration of regulatory data protection, revising the eligibility for expedited pathways, etc.) was published on April 26, 2023. The proposed revisions remain to be agreed and adopted by the European Parliament and European Council and the proposals may therefore be substantially revised before adoption, which is not anticipated before early 2026. The revisions may however have a significant impact on the pharmaceutical industry and our business in the long term.

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

We have developed a pen-injector device with Ypsomed to facilitate patient administration of TransCon PTH. We anticipate that, if successfully developed and approved in the United States, the pen-injector version of TransCon PTH would be regulated as a combination product by the FDA and other regulatory authorities. Combination products require coordination within the FDA and within comparable regulatory agencies for review of their drug and device components. For example, we understand the FDA’s review of the TransCon PTH NDA has included the participation of both the FDA’s Center for Drug Evaluation and Research and the FDA’s Center for Devices and Radiological Health. The EU regulates medical devices and medicinal products separately, through different legislative instruments, and the applicable requirements will vary depending on the type of drug-device combination product. For instance, drug-delivery products intended to administer a medicinal product where the medicinal product and the device form a single integral product are regulated as medicinal products in the EU. In such a case, the MAA must include – where available – the results of the assessment of the conformity of the device part with the EU Medical Devices Regulation contained in the manufacturer’s EU declaration of conformity of the device or the relevant certificate issued by a notified body. If the MAA does not include the results of the conformity assessment and where for the conformity assessment of the device, if used separately, the involvement of a notified body is required, the EMA or the EU member state competent authority must require the applicant to provide a notified body opinion on the conformity of the device. By contrast, in case of drug-delivery products intended to administer a medicinal product where the device and the medicinal product do not form a single integral product (but are, e.g., co-packaged), the medicinal product is regulated in accordance with the rules for medicinal products described above while the device part is regulated as a medical device and will have to comply with all the requirements set forth by the Medical Devices Regulation.

Although the FDA and comparable foreign agencies have or may have systems in place for the review and approval of combination products, we may experience additional delays in the development and commercialization of such product candidates due to regulatory timing constraints and uncertainties in the product development and approval process. Moreover, although we anticipate that the device component of any combination product candidates we develop will be reviewed within the usual time frames expected for the underlying drug component application, and that no separate marketing application for the device components of such product candidates will be required in the United States, the FDA or comparable regulatory authorities may delay approval or require additional studies with the device which may delay the approval of the combination product. For example, in June 2021 the FDA notified us that information we submitted in connection with the FDA’s ongoing review of the BLA for lonapegsomatropin for the treatment of pediatric GHD constituted a major amendment to the BLA. Accordingly, the FDA extended the Prescription Drug User Fee Act goal date by three months, to September 25, 2021. Further, in April 2023 the FDA issued a CRL in response to our NDA for TransCon PTH, in which the FDA cited concerns related to the manufacturing control strategy for variability of delivered dose in the TransCon PTH drug/device combination product. Although we resubmitted our NDA in November 2023 and believe the resubmission addresses the FDA’s concerns related to the drug delivery device, there is no guarantee that the FDA will ultimately approve our resubmitted NDA, and we could experience further delays relating to the development of the combination product.

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

The governmental regulation of the development of products, including SKYTROFA (lonapegsomatropin-tcgd) in the U.S., SKYTROFA (lonapegsomatropin) and YORVIPATH (palopegteriparatide) in the EU, and our other product candidates extend beyond clinical studies to approval required for their sale and monitoring of such products after sale. This regulation, approval and monitoring is the responsibility of numerous authorities in the United States, the EU and authorities in other territories. Following any regulatory approval of a product candidate, we, any collaboration partners and the manufacturers of our products will be subject to continuing regulatory obligations, including safety reporting requirements, regulatory oversight of product promotion and marketing, and cGMP or similar requirements. Furthermore, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion and recordkeeping for the product will be subject to extensive and ongoing regulatory requirements. These regulations cover all aspects of manufacturing, testing, quality control and recordkeeping of our products. If we or any collaboration partners or manufacturers fail to comply with applicable regulatory requirements, we may be subject to fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with cGMPs or similar requirements and GCPs for any clinical trials that we conduct post-approval. As such, we and our third-party contract manufacturers will be subject to continual review and periodic inspections to assess compliance with regulatory requirements. Accordingly, we and others with whom we work must continue to expend time, money, and effort in all areas of regulatory compliance, including manufacturing, production, and quality control. Regulatory authorities may also impose significant restrictions on a product’s indicated uses or marketing or impose ongoing requirements for potentially costly post-marketing studies. Furthermore, any new legislation addressing drug safety issues could result in delays or increased costs to assure compliance.

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

Separately, in response to the COVID-19 pandemic, the FDA postponed most inspections at domestic and foreign manufacturing facilities from March 2020 until July 2021. Even though the FDA has resumed standard inspection operations, any resurgence of the virus may lead to other inspectional or administrative delays. If a prolonged government shutdown occurs, or if global health concerns continue to hinder or prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews, or other regulatory activities, it could significantly impact the ability of the FDA or other regulatory authorities to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

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

The regulations relating to the promotion of products for unapproved uses are complex and subject to substantial interpretation by the FDA and other regulatory authorities, as well as courts. For example, our first product SKYTROFA (lonapegsomatropin-tcgd) was approved by the FDA on August 25, 2021 for the treatment of pediatric patients 1 year and older who weigh at least 11.5 kg and have growth failure due to inadequate secretion of endogenous growth hormone, and we are restricted from marketing SKYTROFA and any other product candidate that receives marketing approval outside of its approved labeling, also referred to as off-label promotion. However, physicians may nevertheless lawfully prescribe an approved product to their patients in a manner that is inconsistent with the approved label, which is an off-label use. The FDA or other government authorities may allege or find that our practices constitute prohibited promotion for unapproved uses.

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

As our operations and business grow, we may become subject to or affected by new or additional data protection laws and regulations and face increased scrutiny or attention from regulatory authorities. In the U.S., HIPAA imposes, among other things, certain standards relating to the privacy, security, transmission and breach reporting of individually identifiable health information. Certain states have also adopted comparable privacy and security laws and regulations, some of which may be more stringent than HIPAA. Such laws and regulations will be subject to interpretation by various courts and other governmental authorities, thus creating potentially complex compliance issues for us and our future customers and strategic partners. For example, California enacted the California Consumer Privacy Act (“CCPA”), which went into effect on January 1, 2020. The CCPA creates individual privacy rights for California consumers and increases the privacy and security obligations of entities handling certain personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that has increased the likelihood of, and risks associated with data breach litigation. Further, the California Privacy Rights Act (the “CPRA”) generally went into effect on January 1, 2023, and significantly amends the CCPA. It imposes additional data protection obligations on covered businesses, including additional consumer rights processes, limitations on data uses, new audit requirements for higher risk data, and opt outs for certain uses of sensitive data. It also created a new California data protection agency authorized to issue substantive regulations and could result in increased privacy and information security enforcement. Additional compliance investment and potential business process changes may be required. Similar laws have passed in other states, and are continuing to be proposed at the state and federal level, reflecting a trend toward more stringent privacy legislation in the United States. The enactment of such laws could have potentially conflicting requirements that would make compliance challenging. In the event that we are subject to or affected by HIPAA, the CCPA, the CPRA or other domestic privacy and data protection laws, any liability from failure to comply with the requirements of these laws could adversely affect our financial condition.

Furthermore, the Federal Trade Commission (the “FTC”) has authority to initiate enforcement actions against entities that make deceptive statements about privacy and data sharing in privacy policies, fail to limit third-party use of personal health information, fail to implement policies to protect personal health information or engage in other unfair practices that harm customers or that may violate Section 5(a) of the FTC Act. Even when HIPAA or a state law does not apply, according to the FTC, violating consumers’ privacy rights or failing to take appropriate steps to keep consumers’ personal information secure may constitute unfair and/or deceptive acts or practices in violation of Section 5(a) of the FTC Act. The FTC expects a company’s data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business, and the cost of available tools to improve security and reduce vulnerabilities. Additionally, federal and state consumer protection laws are increasingly being applied by FTC and states’ attorneys general to regulate the collection, use, storage, and disclosure of personal or personally identifiable information, through websites or otherwise, and to regulate the presentation of website content.

In Europe, the General Data Protection Regulation (the “GDPR”) imposes strict requirements for processing the personal data of individuals within the European Economic Area (“EEA”), including clinical trial data, or in the context of our activities within the EEA. For example, the GDPR requires us to make detailed disclosures to data subjects, requires disclosure of the legal basis on which we can process personal data, makes it harder for us to obtain valid consent for processing and in other cases prevents the use of consent as legal basis for processing of personal data, requires the appointment of data protection officers when sensitive personal data, such as health data, is processed on a large scale, provides robust rights for data subjects, imposes mandatory data breach notification through the EU and EEA, imposes additional obligations on us when contracting with service providers and requires us to adopt appropriate privacy governance including policies, procedures, training and data audit. In addition, some of the personal data we process in respect of clinical trial participants may be considered special category or sensitive personal data under the GDPR, and subject to additional compliance obligations and to local law derogations. If we do not comply with our obligations under the GDPR, we could be exposed to fines of up to the greater of €20 million or up to 4% of our total global annual revenue in the event of a significant breach. In addition, we may be the subject of litigation and/or adverse publicity, which could adversely affect our business, results of operations and financial condition.

Among other requirements, the GDPR regulates transfers of personal data subject to the GDPR to third countries that have not been found to provide adequate protection to such personal data, including the United States, and the efficacy and longevity of current transfer mechanisms between the European Economic Area, or the EEA, and the United States remains uncertain. Case law from the Court of Justice of the European Union (“CJEU”) states that reliance on the standard contractual clauses - a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism - alone may not necessarily be sufficient in all circumstances and that transfers must be assessed on a case-by-case basis. On October 7, 2022, President Biden signed an Executive Order on ‘Enhancing Safeguards for United States Intelligence Activities’ which introduced new redress mechanisms and binding safeguards to address the concerns raised by the CJEU in relation to data transfers from the EEA to the United States and which formed the basis of the new EU-US Data Privacy Framework (“DPF”), as released on December 13, 2022. The European Commission adopted its Adequacy Decision in relation to the DPF on July 10, 2023, rendering the DPF effective as a GDPR transfer mechanism to U.S. entities self-certified under the DPF. The DPF also introduced a new redress mechanism for EU citizens which addresses a key concern in the previous CJEU judgments and may mean transfers under standard contractual clauses are less likely to be challenged in future. We currently rely on the EU standard contractual clauses and, to the extent relevant, the UK Addendum to the EU standard contractual clauses and the UK International Data Transfer Agreement as relevant to transfer personal data outside the EEA and the UK, including to the United States, with respect to both intragroup and third party transfers. We expect the existing legal complexity and uncertainty regarding international personal data transfers to continue. In particular, we expect the DPF Adequacy Decision to be challenged and international transfers to the United States and to other jurisdictions more generally to continue to be subject to enhanced scrutiny by regulators. As a result, we may have to make certain operational changes and we will have to implement revised standard contractual clauses and other relevant documentation for existing data transfers within required time frames.

Relatedly, from January 1, 2021, companies have had to comply with both the GDPR and the UK GDPR, the latter regime having the ability to separately fine up to the greater of £17.5 million or 4% of global turnover. On October 12, 2023, the UK Extension to the DPF came into effect (as approved by the UK Government), as a UK GDPR data transfer mechanism to U.S. entities self-certified under the UK Extension to the DPF. As we continue to expand into other foreign countries and jurisdictions, we may be subject to additional laws and regulations that may affect how we conduct business.

In addition, the Council of the European Union adopted the NIS2 Directive on November 28, 2022, which replaced and repealed the existing EU Directive on the Security of Network and Information Systems. The NIS2 Directive establishes cybersecurity risk management measures and reporting requirements for highly critical sectors, including for manufacturers of medical devices. This includes requirements to implement appropriate technical and operational measures to manage security risks, including measures with respect to business continuity, incident handling, encryption, and data access control. Important entities and essential entities will also be required to report cybersecurity incidents within specified timeframes. The NIS2 Directive became effective on January 16, 2023, with EU member states having 21 months from such effective date to then incorporate the NIS2 Directive into their national law. The NIS2 Directive requires EU member states to impose administrative fines for breaches of the NIS2 Directive of up to €7 million or 1.4% of the total worldwide turnover of the entity for the preceding financial year, whichever is greater for certain “important entities”. Other entities, considered “essential entities” may be subject to administrative fines for breaches of the NIS2 Directive of up to €10 million or 2% of the total worldwide turnover of the entity for the preceding financial year, whichever is greater.

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

In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted, including reductions in Medicare payments to providers, which went into effect on April 1, 2013 and will stay in effect through 2032, with the exception of a temporary suspension from May 1, 2020 through March 31, 2022, unless additional Congressional action is taken. Further, the American Taxpayer Relief Act of 2012 reduced Medicare payments to several types of providers, including hospitals, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. Further, in March 2021, the American Rescue Plan Act of 2021 was signed into law, which, among other things, eliminated the statutory cap on drug manufacturers’ Medicaid Drug Rebate Program rebate liability effective January 1, 2024. The rebate was previously capped at 100% of the average manufacturer price for a covered outpatient drug. These new laws may result in additional reductions in Medicare and other healthcare funding and otherwise affect the prices we may obtain for our products.

Recently, there has also been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed bills designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for pharmaceutical products. Most recently, in August 2022, the Inflation Reduction Act of 2022 (the “IRA”) was signed into law. Among other things, the IRA requires manufacturers of certain drugs to engage in price negotiations with Medicare (beginning in 2026), with prices that can be negotiated subject to a cap; imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation (first due in 2023); and replaces the Part D coverage gap discount program with a new discounting program (beginning in 2025). The IRA permits the Secretary of the Department of Health and Human Services (“HHS”) to implement many of these provisions through guidance, as opposed to regulation, for the initial years. On August 29, 2023, HHS announced the list of the first ten drugs that will be subject to price negotiations, although the drug price negotiation program is currently subject to legal challenges. For that and other reasons, it is currently unclear how the IRA will be effectuated, and the impact of the IRA on our business and the pharmaceutical industry cannot yet be fully determined. Further, in response to the Biden administration’s October 2022 executive order, on February 14, 2023, HHS released a report outlining three new models for testing by the Centers for Medicare & Medicaid Services, or CMS, Innovation Center which will be evaluated on their ability to lower the cost of drugs, promote accessibility, and improve quality of care. It is unclear whether the models will be utilized in any health reform measures in the future. Individual states in the United States have also become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical product pricing, including through constraints on reimbursement, imposition of mandatory discounts, discounts, restrictions on access to certain products, transparency measures, and programs for importation from other countries or bulk purchasing.

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

In December 2021, Regulation No 2021/2282 on Health Technology Assessment (“HTA”) amending Directive 2011/24/EU, was adopted. While the Regulation entered into force in January 2022, it will only begin to apply from January 12, 2025 onwards, with preparatory and implementation-related steps to take place in the interim. Once applicable, it will have a phased implementation depending on the concerned products. The Regulation intends to boost cooperation among EU member states in assessing health technologies, including new medicinal products, and provide the basis for cooperation at the EU level for joint clinical assessments in these areas. It will permit EU member states to use common HTA tools, methodologies, and procedures across the EU, working together in four main areas, including joint clinical assessment of the innovative health technologies with the highest potential impact for patients, joint scientific consultations whereby developers can seek advice from HTA authorities, identification of emerging health technologies to identify promising technologies early, and continuing voluntary cooperation in other areas. Individual EU member states will continue to be responsible for assessing non-clinical (e.g., economic, social, ethical) aspects of health technology, and making decisions on pricing and reimbursement.

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

As of December 31, 2023, 51 patents have been issued to us in the United States, 21 of which are directed to our TransCon technologies, nine of which are directed to TransCon hGH, seven of which are directed to TransCon CNP, one of which is directed to a combination of TransCon hGH and TransCon CNP, three of which are directed to TransCon PTH and nine of which are directed to the TransCon hGH autoinjector. In addition, as of December 31, 2023, we have over 270 issued patents in jurisdictions outside of the United States, at least 84 of which are directed to our TransCon technologies, and 129 of which are directed to TransCon hGH and/or our other product candidates. For additional information, see “Item 4 B. Information on the Company – Business Overview – Intellectual Property.” We are not aware of any challenge to our issued patents, in the United States, Europe or in any other jurisdiction.

The patent application process, also known as patent prosecution, is expensive and time-consuming, and we and our current or future licensors and licensees may not be able to prepare, file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we or our current licensors, or any future licensors or licensees, will fail to identify patentable aspects of inventions made in the course of development and commercialization activities before it is too late to obtain patent protection on them. Therefore, these and any of our patents and applications may not be prosecuted and enforced in a manner consistent with the best interests of our business. It is possible that defects of form in the preparation or filing of our patents or patent applications may exist, or may arise in the future, for example with respect to proper priority claims or inventorship, although we are unaware of any such defects. If we or our current licensors or licensees, or any future licensors or licensees, fail to establish, maintain or protect such patents and other intellectual property rights, including due to the impact of the COVID-19 pandemic on our or our licensors’ business operations, such rights may be reduced or eliminated. If our current licensors or licensees, or any future licensors or licensees, are not fully cooperative or disagree with us as to the prosecution, maintenance or enforcement of any patent rights, such patent rights could be compromised. If there are material defects in the form or preparation of our patents or patent applications, such patents or patent applications may be invalid and unenforceable. Any of these outcomes could impair our ability to prevent competition from third-parties, which may harm our business.

On June 1, 2023, the European Unitary Patent system and the European Unified Patent Court (“UPC”) were successfully launched. European patent applications now have the option, upon grant of a patent, of becoming a Unitary Patent which is subject to the jurisdiction of the UPC. In addition, conventional European patents, both already granted at the time the new system began and granted thereafter, are subject to the jurisdiction of the UPC, unless actively opted out. This was a significant change in European patent practice and deciding whether to opt-in or opt-out of Unitary Patent practice entail strategic and cost considerations. It will be several years before we will understand the scope of patent rights that will be recognized and the strength of patent remedies that will be provided by the UPC. While we have the right to opt our patents out of the UPC over the first seven years of the court’s existence, doing so may preclude us from realizing the benefits of the UPC. Moreover, the decision whether to opt-in or opt-out of Unitary Patent status will require coordinating with co-applicants, if any, adding complexity to any such decision.

The strength of patents in the biotechnology and pharmaceutical field involves complex legal and scientific questions and can be highly uncertain. The patent applications that we own or license may fail to result in issued patents in the United States or in other countries. Even if patents do issue on such patent applications, third-parties may challenge the validity, enforceability or scope thereof, which may result in such patents being narrowed, invalidated or held unenforceable. For example, U.S. patents can be challenged by any person before the USPTO Patent Trial and Appeals Board at any time within the one-year period following that person’s receipt of an allegation of infringement of the patents. Patents granted by the European Patent Office may be similarly opposed by any person within nine months from the publication of the grant. Similar proceedings are available in other jurisdictions, and in the United States, Europe and other jurisdictions third-parties can raise questions of validity with a patent office even before a patent has been granted. Furthermore, even if they are unchallenged, our patents and patent applications may not adequately protect our intellectual property or prevent others from designing around our claims. For example, a third-party may develop a competitive product that provides therapeutic benefits similar to one or more of our products or product candidates but that has a different composition that falls outside the scope of our patent protection. If the breadth or strength of protection provided by the patents and patent applications we hold or pursue with respect to our products or product candidates is successfully challenged, then our ability to commercialize our products or product candidates could be negatively affected, and we may face unexpected competition that could harm our business. Further, patents have a limited lifespan and patent terms may be inadequate to protect our competitive position on our product candidates for an adequate amount of time. In the United States, if all maintenance fees are paid timely, the natural expiration of a patent is generally 20 years after its first effective filing date excluding U.S. provisional patent applications. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such product candidates are commercialized. Although various extensions may be available, the life of a patent, and the protection it affords, is limited. If we encounter delays in our clinical trials, the period of time during which we could market our products or product candidates, if approved, under patent protection would be reduced. If we do not have sufficient patent life to protect our products, our business and results of operations will be adversely affected.

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
•
any patents we obtain or our in-licensed issued patents may not encompass commercially viable products or product candidates, may not provide us with any competitive advantages or may be challenged by third-parties;

•
any patents we obtain or our in-licensed issued patents may not be valid or enforceable, or the scope may be narrowed; or
•
we may not develop additional proprietary technologies that are patentable.

If we or our current licensors or licensees, or any future licensors or licensees, fail to prosecute, maintain and enforce patent protection for our products or product candidates, our ability to develop and commercialize our products or product candidates could be harmed and we might not be able to prevent competitors from making, using, selling, importing or otherwise exploiting competing products or product candidates. This failure to properly protect the intellectual property rights relating to our products or product candidates could harm our business, financial condition and operating results. Moreover, our competitors may independently develop equivalent knowledge, methods and know-how on their own without relying on our proprietary technologies or information.

Even where laws provide protection, litigation or any other dispute resolution proceedings necessary to enforce and determine the scope of our proprietary rights may be costly and time-consuming, and the outcome of such litigation or dispute resolution proceedings would be uncertain. If we were to initiate legal proceedings against a third-party to enforce a patent covering one of our products or product candidates, the defendant could counterclaim that our patent is invalid and/or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness or non-enablement. Patents may be unenforceable if someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. The outcomes of proceedings involving assertions of invalidity and unenforceability are unpredictable. It is possible that prior art of which we and the patent examiner were unaware during prosecution exists, which would render our patents invalid. Moreover, it is also possible that prior art may exist that we are aware of, but that we do not believe are relevant to our current or future patents, that could nevertheless be determined to render our patents invalid. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability of our patents covering our products or product candidates, we would lose at least part, and perhaps all, of the patent protection on such product or product candidate. Such a loss of patent protection would harm our business. Moreover, our competitors could counterclaim in any suit to enforce our patents that we infringe their intellectual property. Furthermore, some of our competitors have substantially greater intellectual property portfolios, and resources, than we do.

We license intellectual property rights from third-parties. Such licenses may be subject to early termination if we fail to comply with our obligations in our licenses with third-parties, which could result in the loss of rights or technology that are material to our business.

We are or may become a party to licenses that give us rights to third-party intellectual property or technology that is necessary or useful for our business, and we may enter into additional licenses in the future. Under these license agreements, we are or may become obligated to pay the licensor fees, which may include annual license fees, milestone payments, royalties, a percentage of revenues associated with the licensed technology and a percentage of sublicensing revenue. These fees may be significant, which could make it difficult for us to achieve or maintain profitability. In addition, under certain of such agreements, we are or may become required to diligently pursue the development of products or product candidates using the licensed technology. If we fail to comply with these obligations, including due to the impact of global pandemics, on our business operations or our use of the intellectual property licensed to us in an unauthorized manner, and fail to cure our breach within a specified period of time, the licensor may have the right to terminate the applicable license, in which event we could lose valuable rights and technology that are material to our business, harming our ability to develop, manufacture and/or commercialize our platform, products or product candidates.

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

The licensing and acquisition of third-party intellectual property rights is a competitive practice, and companies that may be more established, or have greater resources than we do, may also be pursuing strategies to license or acquire third-party intellectual property rights that we may consider necessary or attractive in order to commercialize our products or product candidates. More established companies may have a competitive advantage over us due to their larger size and cash resources or greater clinical development and commercialization capabilities. There can be no assurance that we will be able to successfully complete such negotiations and ultimately acquire the rights to the intellectual property surrounding the additional products or product candidates that we may seek to acquire. The failure to obtain or in-license any compositions, methods of use, processes or other third-party intellectual property rights at a reasonable cost or on reasonable terms, could harm our business. If we fail to obtain licenses to necessary third-party intellectual property rights, we may need to cease use of the compositions or methods covered by such third-party intellectual property rights. Furthermore, we may need to seek to develop alternative approaches that do not infringe on such intellectual property rights which may entail additional costs and development delays, even if we were able to develop such alternatives, which may not be feasible. Even if we are able to obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. In that event, we may be required to expend significant time and resources to develop or license replacement technology.

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

Our commercial success depends significantly on our ability to operate without infringing, violating or misappropriating the patents and other proprietary rights of third-parties. Our own technologies, products or product candidates may infringe, violate or misappropriate the patents or other proprietary rights of third-parties, or we may be subject to third-party claims of such infringement. Numerous U.S. and foreign issued patents and pending patent applications owned by third-parties exist in the fields in which we are developing our products and product candidates. Additionally, we are aware of patents owned by a competitor that are related to CNP variants. Although we believe that these patents are not infringed by us and/or are invalid, we could be wrong in our assessment. We cannot be certain that our technologies, products and product candidates will not infringe these or other existing or future patents of third-parties. The scope of a patent claim is determined by an interpretation of the law, the written disclosure in a patent and the patent’s prosecution history. Our interpretation of the relevance or the scope of a patent or a pending patent application may be incorrect, which may negatively impact our ability to market our products. Additionally, because patent applications can take many years to issue and may be confidential for 18 months or more after filing, and because pending patent claims can be revised before issuance, there may be applications now pending which may later result in issued patents that may be infringed by the manufacture, use, import or sale of our technologies, products or product candidates. We may not be aware of patents that have already issued that a third-party might assert are infringed by our technologies, products or product candidates. It is also possible that patents of which we are aware, but which we do not believe are relevant to our technologies, products or product candidates, could nevertheless be found to be infringed by our products or product candidates. Moreover, we may face patent infringement claims from non-practicing entities that have no relevant product revenue and against whom our own patent portfolio may thus have no deterrent effect.

In addition, we may face costly and time-consuming intellectual property litigation with the NDA holders, BLA holders and Orange Book patentees of the products in respect of which we seek to obtain FDA approval. Companies that produce branded biopharmaceutical products for which there are listed patents in the FDA’s Orange Book routinely bring patent infringement litigation against applicants seeking FDA approval to manufacture and market branded and/or generic forms of their products. Accordingly, we may face patent litigation as a result of our submission of NDA and BLA applications to the FDA or as a result of submitting an MAA with the EMA.

Intellectual property litigation involves many risks and uncertainties, and there is no assurance that we will prevail in any lawsuit brought against us. Third-parties making claims against us for infringement, violation or misappropriation of their intellectual property rights may seek and obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize our products and product candidates. Further, if a patent infringement suit were brought against us, we could be forced to stop or delay research, development, manufacturing or sales of the product or product candidate that is the subject of the suit. Defense of these claims, regardless of their merit, would cause us to incur substantial expenses and would be a substantial diversion of resources from our business. In the event of a successful claim of any such infringement, violation or misappropriation, we may need to obtain licenses from such third-parties and we may be prevented from pursuing product or product candidate development or commercialization and/or may be required to pay damages. We cannot be certain that any licenses required under such patents or proprietary rights would be made available to us, or that any offer to license would be made available to us on commercially reasonable terms. If we cannot obtain such licenses, we may be restricted or prevented from manufacturing and selling products employing our technologies. These adverse results, if they occur, could adversely affect our business, results of operations and prospects, and the value of our shares or ADSs.

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

Competitors may infringe our intellectual property. As a result, we may be required to file infringement claims to stop third-party infringement or unauthorized use. This can be expensive, particularly for a company of our size, and time-consuming. We may not have sufficient financial or other resources to adequately conduct such litigation or proceedings and some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. Uncertainties resulting from the initiation and continuation of patent or other intellectual property litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace. In addition, in an infringement proceeding, a court may decide that a patent of ours is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patent claims do not cover its technology or that the factors necessary to grant an injunction against an infringer are not satisfied. An adverse determination of any litigation or other proceedings could put one or more of our patents at risk of being invalidated, interpreted narrowly, or amended such that they do not cover our product candidates. Moreover, such adverse determinations could put our patent applications at risk of not issuing, or issuing with limited and potentially inadequate scope to cover our products or product candidates or to prevent others from marketing similar products.

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

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation or other proceedings, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation or other proceedings. In addition, during the course of this kind of litigation or this kind of proceedings, there could be public announcements of the results of hearings, motions or other interim proceedings or developments or public access to related documents. If investors perceive these results to be negative, the market price for the ADSs could be significantly harmed.

Changes to the patent law in the United States and other jurisdictions could diminish the value of patents in general, thereby impairing our ability to protect our technologies, products and product candidates.

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

Since June 1, 2023, European patent applications have the option, upon grant of a patent, of becoming a Unitary Patent which will be subject to the jurisdiction of the UPC. For additional information, see “If our intellectual property related to our products and product candidates is not adequate, we may not be able to compete effectively in our market.”

Certain of our employees and patents are subject to German law.

As of December 31, 2023, 134 of our employees work in Germany and are subject to German employment law. Ideas, developments, discoveries and inventions made by such employees are generally subject to the provisions of the German Act on Employees’ Inventions, which regulates the ownership of, and compensation for, inventions made by employees. Under this act, we face the risk that we may be required to pay additional compensation for assigned patent rights and disputes can occur between us and our employees or ex-employees pertaining to alleged non-adherence to the provisions of this act that may be costly to defend and consume our management’s time and efforts whether we prevail or fail in such dispute. In addition, under the German Act on Employees’ Inventions, certain employees may have retained rights to patents they invented or co-invented before October 2009. Although substantially all of these employees have assigned their interest in these patents to us, to the extent permitted by law, there is a risk that the compensation we provided to them may be deemed to be insufficient and we may be required under German law to increase the compensation due to such employees for the use of the patents. In those cases, where employees have not assigned their interests to us, we may need to pay compensation for the use of those patents. If we are required to pay additional compensation or face other disputes under the German Act on Employees’ Inventions, our results of operations could be adversely affected.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

The USPTO and various foreign patent agencies require compliance with a number of procedural, documentary, fee payment and other provisions to maintain patent applications and issued patents. Although an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance with these requirements can result in abandonment or lapse of a patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction.

Losing our patent rights could enable competitors to enter the market earlier than would otherwise have been the case.

Failure to secure trademark registrations for a commercial trade name for our products or product candidates in the United States or elsewhere could adversely affect our business.

We use various trademark rights in our business, including, Ascendis, Ascendis Pharma, TransCon, SKYTROFA and YORVIPATH. A trademark application for TransCon PTH has been filed in the U.S. as well as the EU and other countries across the globe. However, our current or future trademarks and trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks, and we may not be able to obtain trademark protection in other territories that we consider of significant importance to us. Furthermore, other than for TransCon hGH and TransCon PTH, we have not yet registered for a commercial trade name for any other of our product candidates in the United States or elsewhere. During trademark registration proceedings, our trademark applications may be rejected. Although we are given an opportunity to respond to those rejections, we may be unable to overcome such rejections. In addition, in the USPTO and in comparable agencies in many foreign jurisdictions, third-parties can oppose pending trademark applications and seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against our trademarks, and our trademarks may not survive such proceedings. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products, which could result in loss of brand recognition and could require us to devote resources to advertising and marketing our products under new brands. We may license our trademarks and trade names to third-parties, such as distributors. Though these license agreements may provide guidelines for how our trademarks and trade names may be used, a breach of these agreements or misuse of our trademarks and tradenames by our licensees may jeopardize our rights in or diminish the goodwill associated with our trademarks and trade names.

The FDA has approved the use of SKYTROFA for TransCon hGH in the United States; however, any name we propose to use with TransCon PTH, or our other product candidates in the United States or any other country must be approved by the FDA, EMA or any other relevant health authority regardless of whether we have registered it, or applied to register it, as a trademark. For example, the FDA has approved the use of SKYTROFA in the United States and the EC has granted a marketing authorisation for SKYTROFA and YORVIPATH in the EU. The FDA as well as EMA typically conducts a review of proposed product names, including an evaluation of potential for confusion with other product names. If the FDA, EMA or any other relevant approval authority objects to any of our proposed proprietary product names, we may be required to expend significant additional resources in an effort to identify a suitable substitute name that would qualify under applicable trademark laws, not infringe the existing rights of third-parties and be acceptable to the FDA, EMA or any other relevant approval authority.

We may not be able to enforce our intellectual property rights throughout the world.

Patents are of national or regional effect, and filing, prosecuting and defending patents on our products or product candidates in all countries throughout the world would be prohibitively expensive. The requirements for patentability may differ in certain countries, particularly in developing countries. Moreover, our ability to protect and enforce our intellectual property rights may be adversely affected by unforeseen changes in foreign intellectual property laws. Additionally, laws of some countries outside of the United States and Europe do not afford intellectual property protection to the same extent as the laws of the United States and Europe. For example, patents with claims directed to dry pharmaceutical formulations of TransCon hGH have issued in the United States, Europe, and other jurisdictions, but related claims were rejected in China, and our subsequent appeals were unsuccessful. As a result, our patent protection for TransCon hGH may expire sooner in China than in other jurisdictions. Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. The legal systems of some countries, including India, China and certain developing countries, do not favor the enforcement of patents and other intellectual property rights. This could make it difficult for us to stop the infringement of our patents or the misappropriation of our other intellectual property rights in such countries. For example, many foreign countries have compulsory licensing laws under which a patent owner must grant licenses to third-parties. Consequently, we may not be able to prevent third-parties from practicing our inventions in certain countries outside the United States and many countries in Europe.

Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and product candidates and, further, may export otherwise infringing products to territories where we have patent protection, if our ability to enforce our patents to stop infringing activities is inadequate.

These products and product candidates may compete with our products, and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Proceedings to enforce our patent rights in foreign jurisdictions, whether or not successful, could result in substantial costs and divert our efforts and resources from other aspects of our business. Furthermore, while we intend to protect our intellectual property rights in major markets for our products, we cannot ensure that we will be able to initiate or maintain similar efforts in all jurisdictions in which we may wish to market our products and product candidates. Accordingly, our efforts to protect our intellectual property rights in such countries may be inadequate.

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

We or our licensors may have relied on third-party consultants or collaborators or on funds from third-parties, such as national governments, such that we or our licensors are not the sole and exclusive owners of the patents we in-licensed. If other third-parties have ownership rights or other rights to our patents, including in-licensed patents, they may be able to license such patents to our competitors, and our competitors could market competing products, product candidates and technologies.

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

As of December 31, 2023, we had $575 million principal amount of indebtedness as a result of the 2.25% Convertible Senior Notes due 2028 (“Convertible Notes”) offering. We may also incur additional indebtedness to meet future financing needs. Our indebtedness could have significant negative consequences for our shareholders and our business, results of operations, and financial condition by, among other things:

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

The Convertible Notes are treated as a compound financial instrument with a foreign currency financial liability component (“host”), and an embedded derivative (“derivative”) related to a written option to exchange a fixed number of our own shares for a fixed amount of Convertible Notes that is denominated in a foreign currency. The derivative is not closely related to the host, because it is exposed to dissimilar risks, such as volatility from the Company’s own share price. Accordingly, the derivative is accounted for separately at fair value through profit or loss.

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

The fair value of the derivative cannot be measured based on quoted prices in active markets, or other observable input, and accordingly, the derivative is measured by using the Black-Scholes option pricing model, where the pricing is exposed from changes in the Company’s share price. Since the fair value is exposed to development in the Company’s share price, the profit or loss is exposed to volatility from such development, which could result in lower reported income or higher reported loss. The lower reported income or higher reported loss resulting from this accounting treatment could have a negative effect on the trading price of the ADSs.

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

If our existing shareholders or holders of ADSs sell, or indicate an intention to sell, substantial amounts of our ordinary shares or ADSs representing our ordinary shares in the public market, the trading price of our ADSs could decline. If our outstanding warrants are exercised or ADS subject to restricted stock units and performance stock units vest, additional ordinary shares or ADSs may become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules and Rule 144 and Rule 701 under the Securities Act. If these additional ordinary shares or ADSs are sold, or if it is perceived that they will be sold, in the public market, the trading price of the ADSs could decline. Any sales of securities by these security holders could have a negative effect on the trading price of the ADSs.

Our principal shareholders and senior management own a significant percentage of our shares and are able to exert significant control over matters subject to shareholder approval.

As of December 31, 2023, our senior management, board members, holders of 5% or more of our share capital and their respective affiliates beneficially own approximately 73.0% of our outstanding voting securities. See “Item 7 A. Major Shareholders and Related Party Transactions - Major Shareholders” for information relating to the determination of the number of shares beneficially owned by an entity or a person. As a result, these security holders have the ability either alone or voting together as a group to determine and/or significantly influence the outcome of matters submitted to our shareholders for approval, including the election and removal of board members, payment of dividends, amendments to our articles of association, including changes to our share capital or any mergers, demergers, liquidations and similar transactions. This may prevent or discourage unsolicited acquisition proposals or offers for our ordinary shares or ADSs that our shareholders or ADS holders may feel are in their best interest as a shareholder or holder of ADSs. In addition, this group of shareholders may have the ability to control our management and affairs. Such control and concentration of ownership may affect the market price of the ADSs and may discourage certain types of transactions, including those involving actual or potential change of control of us (whether through merger, consolidation, take-over or other business combination), which might otherwise have a positive effect on the market price of the ADSs.

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

Our status as a “foreign private issuer” allows us to adopt IFRS accounting principles, which are different from accounting principles under U.S. Generally Accepted Accounting Principles (“U.S. GAAP”).

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

We qualify as a foreign private issuer and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. We may no longer be a foreign private issuer as of June 30, 2024, which would require us to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers as of January 1, 2025. To maintain our current status as a foreign private issuer, either (a) a majority of our ordinary shares or ADSs must be either directly or indirectly owned of record by non-residents of the United States or (b) (i) a majority of our executive officers or directors may not be U.S. citizens or residents, (ii) more than 50% of our assets cannot be located in the United States and (iii) our business must not be administered principally inside the United States. If we lost this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors and members of our senior management.

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

Under the Internal Revenue Code of 1986, as amended (the “Code”), and U.S. Treasury Regulations, the determination of passive foreign investment company (“PFIC”) status is fact-specific, and generally cannot be made until after the close of the taxable year in question. Based on our market capitalization and the composition of our income, assets and operations, we do not believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2023. However, this is a factual determination, and the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you we will not be a PFIC for any taxable year. A non-U.S. corporation will be considered a PFIC for any taxable year if, after the application of certain look-through rules, either (1) at least 75% of its gross income for such taxable year is passive income (as defined in the relevant provisions of the Code) or (2) at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. A separate determination must be made each taxable year as to whether we are a PFIC (after the close of each such taxable year). If we are a PFIC for any taxable year during which a U.S. Holder (as defined in “Taxation—Material U.S. Federal Income Tax Consequences to U.S. Holders”) holds ordinary shares or ADSs, the U.S. Holder may be subject to adverse tax consequences, including (i) the treatment of all or a portion of any gain on disposition as ordinary income, (ii) the application of an interest charge with respect to such gain and certain dividends and (iii) compliance with certain reporting requirements. Although we do not believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2023, the application of the PFIC rules is subject to uncertainty in several respects. Whether we will be a PFIC in any year depends on the composition of our income and assets, and the relative fair market value of our assets from time to time, which we expect may vary substantially over time. In addition, because the value of our assets, including unbooked goodwill, for purposes of the asset test will generally be determined by reference to the market price of the ADSs, our PFIC status will depend in large part on the market price of the ADSs, which may fluctuate significantly. For these reasons, we cannot assure you we will not be a PFIC for any taxable year.

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

For additional information relating to the development of our company, see “Item 4 B. Information on the Company – Business Overview”. For additional information relating to the Company’s capital expenditures, see “Item 5 A. Operating and Financial Review and Prospects—Operating Results.”

B.
Business Overview

Overview

We are applying our innovative TransCon platform to build a leading, fully integrated, global biopharma company focused on making a meaningful difference in patients’ lives. Guided by our core values of patients, science, and passion, we use our TransCon technologies to create new and potentially best-in-class therapies.

Our Vision

As announced in January 2024, Vision 2030 is our vision to achieve blockbuster status for multiple products and expand our engine for future innovation. This includes:

•
Be the Leading Endocrinology Rare Disease Company
o
Achieve blockbuster status (>$1B) for each of TransCon PTH, TransCon hGH, and TransCon CNP through worldwide commercialization
o
Be the leader in growth disorders and hypoparathyroidism, pursuing clinical conditions, innovative life cycle management, and complementary patient offerings
o
Expand pipeline with Endocrinology Rare Disease blockbuster product opportunities.
•
Create Value in Additional Therapeutic Areas through Innovative Business Models
o
Obtain accelerated approval in oncology with registrational trials ongoing;
o
Pursue TransCon product opportunities in >$5B indications
o
Maximize value creation of these product opportunities through collaboration with therapeutic area market leaders

•
Differentiate with Ascendis Fundamentals
o
Outperform industry drug development benchmarks with Ascendis’ product innovation algorithm
o
Remain independent as a profitable biopharma through lean and flexible ways of working
o
Let our values Patients, Science, Passion drive our decisions to success

Our products and product candidates combine our TransCon technologies with clinically validated parent drugs and pathways, with the goal of optimizing efficacy, safety, tolerability and convenience.

We apply these technologies in combination with clinically validated parent drugs or pathways using our algorithm with the goal of creating product candidates with the potential to be best-in-class. We plan to apply this algorithm for product innovation to expand our pipeline with Endocrinology Rare Disease product opportunities in large addressable markets. In addition, our vision is to pursue TransCon product opportunities in >$5B indications in other therapeutic areas and maximize value creation of these product opportunities through collaboration with therapeutic area market leaders. We believe our approach to product innovation may reduce the risks associated with traditional drug development.

Ascendis Algorithm for Product Innovation

When we apply our TransCon technologies to clinically validated parent drugs or pathways, we may benefit from established clinical safety and efficacy data, which we believe increases the probability of success compared to traditional drug development. As illustrated above, our algorithm for product innovation focuses on identifying indications that have an unmet medical need, have a clinically validated parent drug or pathway, are suitable to our TransCon technologies, have potential for creating a clearly differentiated product, have a potential established development pathway, and have the potential to address a large market.

We currently have two marketed products and a diversified portfolio of five product candidates in clinical development in the areas of endocrinology rare diseases and oncology, and we are working to apply our TransCon technology platform in additional therapeutic areas such as the glucagon-like peptide 1 (“GLP-1”) class where we believe we have designed a best-in-class, once-monthly program.

•
SKYTROFA – Our first marketed product is SKYTROFA® (lonapegsomatropin-tcgd), developed as TransCon Growth Hormone (“TransCon hGH”), which received regulatory approval in the United States for the treatment of pediatric patients one year and older who weigh at least 11.5 kg and have growth failure due to inadequate secretion of endogenous growth hormone, also known as growth hormone deficiency (“GHD”). TransCon hGH is now commercially available for prescription in the United States under its brand name SKYTROFA (lonapegsomatropin-tcgd). In addition, TransCon hGH was granted marketing authorization in the European Union (“EU”) as SKYTROFA (lonapegsomatropin), a once-weekly subcutaneous injection for the treatment of children and adolescents ages 3 to 18 years with growth failure due to insufficient secretion of endogenous growth hormone. SKYTROFA has been commercially available for prescription in Germany since September 2023.

•
YORVIPATH – Our second marketed product is YORVIPATH® (palopegteriparatide), developed as TransCon PTH. In the EU, YORVIPATH was granted marketing authorization as a once-daily subcutaneous injection for the treatment of adults with chronic hypoparathyroidism. YORVIPATH has been commercially available for prescription in Germany and Austria since January 2024.
•
Endocrinology Rare Disease Pipeline – We are developing three product candidates in our Endocrinology Rare Disease portfolio spanning multiple indications and geographies. These include TransCon hGH for pediatric GHD, adult GHD, and Turner syndrome; TransCon PTH for adults with chronic hypoparathyroidism; and TransCon CNP (navepegritide) for infants and children with achondroplasia.
•
Oncology – In Oncology, we are leveraging our TransCon technologies with the goal of enhancing the anti-tumor effects of clinically-validated parent drugs and pathways and to provide sustained modulation of tumor microenvironments and activate cytotoxic immune cells. We have initiated clinical development of two product candidates: TransCon TLR7/8 Agonist, an investigational, long-acting prodrug of resiquimod, a small molecule agonist of Toll like receptors (“TLR”) 7 and 8 for intratumoral delivery and TransCon IL-2 b/g for systemic delivery, which is designed for prolonged exposure to an IL-2 variant that selectively activates the IL-2 b/g, with minimal binding to IL-2Rα. Our clinical development program for these product candidates also includes evaluation of them as a potential combination therapy.
•
Ophthalmology - In January 2023, we announced Ophthalmology as our third independent therapeutic area of focus for our TransCon technologies. In January 2024, we announced the formation of Eyconis, Inc., with institutional investors and entered into an exclusive license agreement with Eyconis to develop and commercialize TransCon ophthalmology products globally. We received an equity position in the newly formed company, and we are eligible to receive future milestone payments plus single digit royalties on global net sales of commercialized products, if any.

TransCon Product Candidates Pipeline

1.
riGHt Trial (jRCT2031200340)
2.
foresiGHt Trial (NCT05171855)
3.
New InsiGHts Trial (NCT05690386)
4.
NDA resubmitted to U.S. FDA, PDUFA goal date May 14, 2024
5.
PaTHway Japan Trial (jRCT2051210058)

6.
Pivotal ApproaCH Trial (NCT05598320)
7.
reACHin Trial (NCT06079398)
8.
transcendIT-101 Trial (NCT04799054), includes 4 indication-specific cohorts
9.
BelieveIT-201 Trial (NCT05980598)
10.
IL-Believe Trial (NCT05081609)

We maintain an intellectual property portfolio comprising over 300 issued patents and over 550 patent applications as of December 31, 2023, which includes patents and patent applications applicable to our product candidates with claims directed to composition of matter, process, formulation and/or methods-of-use for our product candidates, including a product-specific device and core TransCon technologies. Other than the rights we have granted to VISEN Pharmaceuticals (“VISEN”), Teijin Limited, and Eyconis as noted in this annual report, we hold worldwide rights to our TransCon technologies and, other than our royalty financing arrangement with Royalty Pharma as noted in this annual report, we owe no third-party royalty or milestone payment obligations with respect to our TransCon technologies, TransCon hGH or any of our other product candidates. While our TransCon prodrugs may incorporate already approved parent drugs, TransCon hGH and each of our other product candidates are new molecular entities and therefore eligible to be granted new intellectual property rights, including new composition of matter patents.

Global Commercialization Strategy

We are establishing a global presence to commercialize TransCon product candidates, if approved, to address patients' unmet medical needs.

In the U.S., we have established a multi-faceted organization to support the ongoing commercialization of SKYTROFA, which will also serve as the foundation for future Endocrinology Rare Disease product launches in the U.S.

In Europe, we are expanding our presence by building integrated organizations in select countries, which we call Europe Direct, beginning with Germany, where we have launched SKYTROFA and YORVIPATH. We are establishing other Europe Direct organizations to service country clusters, including DACH (Germany, Austria, Switzerland), France & BeNeLux (Belgium, the Netherlands, and Luxembourg), Iberia (Portugal and Spain), Italy, Nordics (Denmark, Norway, Sweden, Iceland, Finland), and the United Kingdom & Ireland.

Beyond the U.S. and Europe Direct, we are expanding global reach for our Endocrinology Rare Disease programs through exclusive distribution agreements with geographic market leaders, which we call International Markets. We have three such regional agreements established as of January 2024:

•
Specialised Therapeutics Asia Pte Ltd. (Australia, New Zealand, Singapore, Malaysia, Brunei, Thailand, and Vietnam)
•
Er-Kim (Central & Eastern Europe and Turkey)
•
Vector Pharma FZCO (Saudi Arabia, United Arab Emirates, Kuwait, Oman, Qatar, and Bahrain)

Finally, we are making our products commercially available in select markets through exclusive license agreements with partners with local expertise and infrastructure. We plan to also make our product candidates commercially available, if approved, through these exclusive license agreements. In China, VISEN has exclusive license rights to develop and commercialize TransCon hGH, TransCon PTH, and TransCon CNP. In Japan, Teijin has exclusive license rights to develop and commercialize TransCon hGH, TransCon PTH, and TransCon CNP.

TransCon Technologies

Overview

Our TransCon technologies are designed to combine the benefits of conventional prodrug and sustained release technologies to solve the fundamental limitations seen in other approaches to extending duration of a drug’s action in the body, with the goal of developing highly differentiated product candidates based on efficacy, safety, tolerability and convenience. In addition to retaining the original mode of action of the parent drug and potentially supporting dosing frequency from daily up to six months or more, we believe that predictable release over time can improve treatment safety and efficacy, increase the likelihood of clinical development success, and provide intellectual property benefits.

TransCon molecules can have up to three components: a parent drug, an inert carrier that protects it, and a linker that temporarily binds the two. When bound, the carrier inactivates and shields the parent drug from clearance. When injected into the body, physiologic pH and temperature conditions initiate the release of the active, unmodified parent drug in a predictable release manner. Depending upon the type of TransCon carrier we employ, we can design our TransCon prodrugs for sustained localized or systemic delivery.

TransCon Technology Components

TransCon Carriers

Our TransCon technologies incorporate two carrier platforms that can be used to provide sustained localized or systemic drug exposure. These biocompatible carrier platforms include our TransCon systemic carriers and TransCon localized carriers (self-eliminating hydrogels). Our carriers inactivate and protect the drug through a shielding effect, which may prevent rapid excretion and degradation of the parent drug and enable benefits that include improved injection site tolerability, reduced systemic adverse effects, and low immunogenicity.

•
Systemic – Our TransCon systemic carriers are used to provide systemic drug exposure and are based on soluble compounds such as methoxy polyethylene glycol (“mPEG”) or other natural or synthetic polymers. Prodrugs created using our systemic carriers are readily absorbed into the bloodstream after administration, thus minimizing exposure of the subcutaneous tissue to active drug, which we believe may improve injection site tolerability. TransCon hGH, TransCon PTH, and TransCon CNP utilize mPEG as a carrier molecule. mPEG is widely used to improve the pharmacokinetic or pharmacodynamic properties of marketed therapeutics. Below is an illustration of our systemic carrier:

•
Localized – Our TransCon localized carriers include TransCon hydrogels based on PEG, hyaluronic acid, or other biopolymers. TransCon hydrogel is designed to self-eliminate to soluble, biocompatible molecules after the drug payload has been released. When applied for localized delivery, the TransCon hydrogel enables the release of a parent drug at high local concentrations within the target area while minimizing systemic exposure. We believe this may widen the therapeutic window for parent drugs that suffer from significant systemic side effects and toxicities, facilitating the development of highly efficacious product candidates with improved safety and tolerability profiles. Below is an illustration of our hydrogel carrier:

•
In 2023, we developed a novel TransCon prolongation technology. The new TransCon technology may support expansion of TransCon technology into new therapeutic areas.

TransCon Linkers

Our reversible TransCon linkers are designed to enable the transient conjugation of a broad range of therapeutics, including proteins, peptides and small molecules, to our TransCon carriers. We have a large library of TransCon linkers that may be applicable to various types of parent drugs, and that can be tailored to potentially achieve half-life extension enabling daily, weekly, monthly, and half-yearly dosing and to customize the potential pharmacokinetic profile for each individual product candidate with the goal of optimizing the potential therapeutic effect. TransCon linkers are self-cleaving through a process called intra-molecular assisted cleavage, which causes the linker to release the unmodified parent drug. We can tailor the release properties of the linker to a given therapeutic indication and parent drug by modifying the linker structures. We believe the self-cleaving process of our linker avoids many of the shortcomings of conventional prodrug technologies, which often depend on metabolic processes, such as enzymatic degradation, to convert the prodrug into the active drug. The rate of metabolic conversion of prodrugs in these types of processes may differ between patients, and even within different tissues in the same patient. As a result, conventional prodrugs do not always offer predictable release of the parent drug. Our TransCon linkers are designed to predictably release an unmodified active parent drug at predetermined rates governed by physiological pH and temperature conditions, which are tightly regulated in the body. Consequently, we believe we can design our prodrugs to release the unmodified parent drug at predictable rates.

Parent Drugs

Our TransCon technologies are applicable across a broad range of therapeutic classes and are currently used to create potentially best-in-class long-acting product candidates based on proteins, peptides and small molecules. By primarily focusing on biological targets that have been clinically validated, we can leverage available knowledge regarding a target’s activity. Based on this selective approach, we know what drug levels must be maintained in the body for optimal efficacy and safety, and we can design the release half-life and dosing frequency of our TransCon prodrugs to maintain these levels to achieve the desired pharmacological effect. We move a product candidate into development after it demonstrates the desired profile in non-clinical models. Furthermore, based on the established translational relationships between preclinical animal models and clinical efficacy, we believe experimental results generated in animal models are highly predictive of clinical results and reduce the development risk for our TransCon prodrugs. This strategy is designed to reduce risk and increase productivity.

This approach has enabled us to generate a pipeline of product candidates to address significant unmet medical needs and to become potential sources of significant revenue for our company. Because our TransCon technologies leverage clinically validated parent drugs or pathways, we believe we may benefit from a higher development and regulatory success rate compared to development of drug compounds without established biology.

TransCon Products – Endocrinology Rare Disease

TransCon Growth Hormone (hGH)

Market Opportunity in Recombinant Human Growth Hormone

Growth hormone deficiency (“GHD”) is a serious orphan disease that affects both children and adults. Children with GHD are characterized by short stature, metabolic and cardiovascular abnormalities, cognitive deficiencies, and poor quality of life. GHD in adults is associated with increased adiposity, or fat mass, as well as psychiatric-cognitive, cardiovascular, muscular, metabolic and skeletal abnormalities. The current standard of care for GHD is daily subcutaneous injections of somatropin, a recombinant human growth hormone (“hGH”). In childhood and adolescence, growth hormone plays an essential role in normal longitudinal growth, muscle and bone strength, and distribution of body fat. In adults, growth hormone contributes to body composition, cardiovascular function, and bone health. These daily hGH therapies have been shown to be safe and well-tolerated.

In both therapy-compliant children and adults with GHD, daily subcutaneous injections of hGH have resulted in improved body composition parameters, bone density, cardiovascular outcomes and quality of life. Growth hormone-deficient children who are fully adherent to their daily hGH treatment regimen may achieve a height in adulthood that is comparable to that of their family members and national norms.

Despite the demonstrated benefits of daily hGH therapy, many GHD patients are not adequately treated and adherence continues to be a challenge, as reported in a 2021 paper published by Kaplowitz et al. in the Journal of Managed Care and Specialty Pharmacy. The observational retrospective cohort analysis utilized administrative claims data from two databases on over 20,000 pediatric patients diagnosed with GHD. Approximately 68% of commercial patients and approximately 63% of Medicaid patients received daily growth hormone treatment, whereas approximately 32% of commercial patients and approximately 37% of Medicaid patients were untreated. In addition, mean adherence as measured by proportions of days covered which is defined as the number of days covered by any daily growth hormone prescription during the follow-up period was approximately 60% in the commercial cohort and approximately 50% in the Medicaid cohort. Only 32% of commercial and 18% of Medicaid patients reported adherence rates greater than 80%.

For adult patients with GHD, underdiagnosis and undertreatment are also a concern. Untreated adult GHD patients can experience reduced quality of life and increased risk of morbidity and mortality. A retrospective cohort study presented at ENDO 2023 analyzed an electronics health records database and selected adult patients with suspected AGHD. Of the 51,588 patients with suspected AGHD, fewer than 4% were treated with growth hormone.

Since the introduction of hGH in 1981, a number of the world’s largest pharmaceutical companies have developed and marketed daily-administered hGH products. All currently marketed daily hGH products in the United States – Norditropin® (Novo Nordisk A/S), Humatrope® (Eli Lilly and Company), Nutropin AQ® (Genentech, a Roche company), Genotropin® (Pfizer Inc.), Zomacton® (Ferring Pharmaceuticals, Inc.) and Omnitrope® (Sandoz GmbH) – contain unmodified somatropin (hGH) and are administered by subcutaneous injections. The global market for daily hGH products is largely composed of products from Novo Nordisk, Pfizer, Eli Lilly, Sandoz, Merck KGaA, and Roche, which together account for most of the global market share.

Primary indications for hGH in children are GHD, idiopathic short stature, chronic kidney disease, Prader-Willi syndrome, small for gestational age, and Turner syndrome. In adults, primary indications for hGH include GHD and AIDS-induced weight loss. We estimate pediatric indications comprise up to 90% of the current total hGH market, of which approximately half is for pediatric GHD.

Competitive Landscape for Long-Acting Growth Hormone Therapies

Since the 1990s, the pharmaceutical industry has employed various approaches to develop long-acting growth hormone products to reduce the burden of daily injections on patients and increase patient compliance with the dosing regimen. These approaches generally fall into two categories: unmodified somatropin (hGH) and permanent modification of growth hormone:

•
Unmodified somatropin (hGH): Two long-acting growth hormone products using encapsulation technologies previously received regulatory approval in the U.S. and Europe but were subsequently discontinued due to commercial challenges. These include Nutropin Depot®, formerly marketed by Genentech, and Somatropin Biopartners, developed by LG Life Sciences and Biopartners GmbH. Nutropin Depot was approved in 1999 and later withdrawn; Somatropin Biopartners (LB03002), was approved by the European Medicines Agency (“EMA”) in 2013, and later withdrawn. We believe that the lack of market acceptance was a result of the various safety and tolerability issues that tend to arise with encapsulation technologies.
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

Novo Nordisk received regulatory approval in various countries and regions including the U.S., Japan, and EU for once-weekly somapacitan (SOGROYA®) for replacement of endogenous growth hormone in adult patients with GHD and pediatric patients with GHD.

Pfizer (in collaboration with OPKO Health Inc.) received regulatory approval of once-weekly somatrogon (NGENLA) in various countries and regions including the U.S., Japan, and EU for pediatric GHD.

A permanently PEGylated long-acting growth hormone developed by GeneScience Pharmaceuticals Co., Ltd. (Jintrolong®) is available in China and the Somatropin Biopartners product (LB03002) is available in Korea. Other experimental growth hormone therapies based on permanent modification are in different stages of clinical development by various companies, including., Genexine Inc., I-MAB, and JCR Pharmaceuticals Co., Ltd.

Our Solution: TransCon hGH

TransCon hGH is a prodrug composed of somatropin (“hGH”) that is transiently bound to a carrier and proprietary linker. TransCon hGH is administered once weekly and is designed to maintain the same mode of action as daily therapies by providing sustained release of active, unmodified somatropin, the same recombinant growth hormone molecule used in the daily hGH therapies that are the current standard of care.

TransCon Growth Hormone (hGH) for pediatric GHD

TransCon hGH, marketed under the brand name SKYTROFA® (lonapegsomatropin-tcgd), received regulatory approval in the U.S. for the treatment of pediatric patients one year and older who weigh at least 11.5 kg and have growth failure due to inadequate secretion of endogenous growth hormone, also known as growth hormone deficiency. SKYTROFA has been commercially available for prescription in the United States since October 2021. In the EU, we received marketing authorization for TransCon hGH – known by its brand name SKYTROFA (lonapegsomatropin) – as a once-weekly subcutaneous injection for the treatment of children and adolescents ages 3 to 18 years with growth failure due to insufficient secretion of endogenous growth hormone. SKYTROFA has been commercially available for prescription in Germany since September 2023.

In September 2023, we announced topline results from the completed enliGHten Trial, an open-label extension trial evaluating the long-term safety and efficacy of TransCon hGH as a once-weekly treatment for children and adolescents with growth hormone deficiency. The enliGHten Trial enrolled 298 participants (mean age 10.3 years) from the Phase 3 heiGHt Trial of treatment-naïve pediatric GHD patients and the Phase 3 fliGHt Trial of pediatric GHD patients switching from daily somatropin treatment. Patients in these trials received a total of up to 6 years of treatment with TransCon hGH. At the time of the enliGHten Trial closure, 81 participants were designated as treatment completers, based on their physician’s determination that treatment for pediatric GHD was no longer required. Of these treatment completers, 59% met or exceeded their average parental height standard deviation score (“SDS”), with mean TransCon hGH treatment duration of 3.2 years.

Clinical Trial of TransCon hGH in Japanese Pediatric GHD

In our ongoing Phase 3 riGHt Trial, we are evaluating TransCon hGH as a treatment in Japanese children with GHD. The primary objective of the riGHt Trial is to evaluate and compare the annualized height velocity of approximately 40 Japanese prepubertal children with GHD treated with once-weekly TransCon hGH to that of children treated with a commercially available daily hGH formulation at 52 weeks. Enrollment in the riGHt trial was completed during the fourth quarter of 2023.

Proprietary Auto-injector

SKYTROFA includes the SKYTROFA® Auto-Injector and cartridges. The auto-injector provides for room temperature storage, includes an empty-all design, and is expected to last for at least four years. The device has a single, low-volume injection for the majority of patients of less than 0.6 mL and requires a thin, 31-gauge needle that is only 4 millimeters in length, which is comparable to needles used to administer daily hGH. We are also working on strategies that will enable the auto-injector to integrate with the digital healthcare system, including Bluetooth connectivity features to allow for easy tracking of dosing adherence over time.

Figure: Our state-of-the-art auto-injector is designed to improve treatment compliance for children with GHD.

TransCon Product Candidates – Endocrinology Rare Diseases

TransCon Growth Hormone (hGH) for Other Indications

Clinical Development in Adults

We are currently conducting the foresiGHt Trial, a global Phase 3 trial that aims to demonstrate the metabolic benefits of TransCon hGH in adults and with the primary objective to evaluate change in trunk fat percentage.

In December 2023, we announced positive topline results from foresiGHt, a Phase 3 randomized, parallel-arm, placebo-controlled (double-blind) and active-controlled (open-label) trial to compare the efficacy and safety of TransCon hGH with placebo and daily hGH in adults with GHD.

The foresiGHt Trial evaluated 259 adults with GHD aged 23 to 80 years old, randomized 1:1:1, titrated to receive a target fixed dose of TransCon hGH, placebo, or daily hGH based on age and oral estrogen intake, with approximately equivalent hGH mg/week for TransCon hGH and daily hGH.

•
TransCon hGH demonstrated superiority on its primary efficacy endpoint at Week 38:
o
Change from baseline in trunk percent fat as measured by dual x-ray absorptiometry (TransCon hGH -1.67% vs. placebo +0.37%, LS mean difference = -2.04%, p < 0.0001)
•
TransCon hGH demonstrated superiority on its key secondary efficacy endpoints at Week 38:
o
Change from baseline in total body lean mass (TransCon hGH +1.60 kg vs placebo -0.10 kg, LS mean difference = 1.70 kg, p < 0.0001)
o
Change from baseline in trunk fat mass (TransCon hGH -0.48 kg vs placebo +0.22 kg, LS mean difference = -0.70 kg, p = 0.0053)
•
Exploratory post-hoc analysis at Week 38 demonstrated comparable treatment effect of TransCon hGH and daily hGH on target tissues. For patients with IGF-1 SDS levels ≤ 1.75 at Week 38:
o
Change from baseline in trunk percent fat (TransCon hGH -2.42% vs. daily hGH -2.59%)

o
Change from baseline in total body lean mass (TransCon hGH +1.70 kg vs daily hGH +1.37 kg)
o
Change from baseline in trunk fat mass (TransCon hGH -0.90 kg vs daily hGH -0.94 kg)
•
TransCon hGH was generally safe and well tolerated, with no discontinuations related to study drug and with comparable safety and tolerability to daily hGH.

Other Development Plans

In June 2022, we initiated the Phase 2 New InsiGHTS Trial in the U.S. to evaluate TransCon hGH in Turner syndrome. In this trial, we are evaluating higher doses of TransCon hGH and daily hGH for Turner syndrome compared to doses for pediatric or adult GHD. Topline results from New InsiGHTS are expected in the fourth quarter of 2024. In addition, we are considering other potential indications for TransCon hGH where we believe a long-acting hGH therapy may offer benefits to patients with rare growth disorders, including in combination with our TransCon CNP product candidate in achondroplasia.

TransCon PTH

Market Opportunity in Hypoparathyroidism

Hypoparathyroidism is a rare endocrine disease characterized by insufficient levels of parathyroid hormone (“PTH”). Most patients with hypoparathyroidism develop the condition following damage to or accidental removal of the parathyroid glands during thyroid surgery. Post-surgical hypoparathyroidism accounts for the majority of cases (70-80%); other etiologies include autoimmune disorders, genetic disorders such as autosomal dominant hypocalcemia type 1 (“ADH1”), and idiopathic causes. Conventional therapy with oral calcium and active vitamin D (also called calcitriol) does not effectively address the short-term symptoms, long-term complications, or quality-of-life impacts of hypoparathyroidism.

Short-term symptoms include weakness, severe muscle cramps (tetany), abnormal sensations such as tingling, burning and numbness (paresthesia), memory loss, impaired judgment, and headache. Patients often experience decreased quality of life, and, over the long term, prolonged use of conventional therapy may increase risk of major complications, such as calcium deposits in the brain, blood vessels, eye, and other soft tissues. According to a recent systematic literature review, chronic hypoparathyroidism treated with conventional therapy is associated with higher rates of renal complications compared to the general population, such as nephrolithiasis (up to 36%), nephrocalcinosis (up to 38%), and chronic kidney disease (up to 41%). Hypoparathyroidism remains among the few hormonal insufficiency states without a replacement therapy that restores the missing hormone at physiologic levels.

Hypoparathyroidism also poses a high burden on the healthcare system despite current conventional therapy. For example, one survey of 374 patients showed that 72% experienced more than ten symptoms in the preceding twelve months, with symptoms experienced for a mean of 13 ± 9 hours a day. Other studies showed that 79% of hypoparathyroidism cases require hospitalizations and that patients with the disease have a four-fold increase in the risk of renal disease compared to healthy controls. Patients often experience decreased quality of life. We conducted a survey of 42 patients which found that 100% of patients reported negative psychological impacts, interference with daily life and impact on physical functioning from HP, and that 76% were either no longer able to work or experienced interference with work productivity.

The 2022 Guidelines from the Second International Workshop addressing the prevention, diagnosis, and management of hypoparathyroidism was published in September 2022 in the Journal of Bone and Mineral Research and authored by leading clinicians from North America, Europe, and Asia. The authors suggest consideration of PTH replacement therapy in patients whose hypoparathyroidism is inadequately controlled with conventional therapy. Inadequate control is considered to be any one of the following: symptomatic hypocalcemia, hyperphosphatemia, renal insufficiency, hypercalciuria, or poor quality of life. In addition, the guideline indicates that individuals with poor compliance, malabsorption or who are intolerant of large doses of calcium and active vitamin D may also benefit from PTH replacement therapy. Based on this current guideline, we believe PTH replacement therapy could be applicable to most patients with hypoparathyroidism.

Currently, an effective PTH replacement therapy that fully addresses the condition is not widely available to patients with hypoparathyroidism. In 2015, NATPARA® (parathyroid hormone) for injection was approved in the U.S. for once-daily subcutaneous injection as an adjunct to vitamin D and calcium in patients with hypoparathyroidism. NATPARA was voluntarily recalled in September 2019 in the U.S. and is now only available to a limited number of patients through a Special Use Program offered by its manufacturer, Takeda. In October 2022, Takeda announced that it will discontinue manufacturing NATPARA/NATPAR globally by the end of 2024.

We are also aware of several academic groups and companies working on making longer-acting agonists of the PTH receptor (“PTH1R”). In addition, other companies and groups are developing or commercializing therapies for hypoparathyroidism, including Calcilytix (a BridgeBio company), Entera Bio, Extend Biosciences, Massachusetts General Hospital, Amolyt Pharma, and MBX Biosciences.

Teriparatide, PTH (1-34), approved since 2002 for the treatment of osteoporosis, has sometimes been used for treatment of hypoparathyroidism using multiple daily injections, despite not being approved for this indication. Clinical research conducted by the National Institutes of Health (“NIH”) in subjects receiving continuous exposure to PTH (1-34), administered by an infusion pump, demonstrated simultaneous normalization of sCa and urinary calcium, as well as normalization of bone turnover.

We estimate hypoparathyroidism affects over 250,000 patients in the U.S. and Europe. In the U.S., we estimate hypoparathyroidism affects approximately 70,000 to 90,000 patients, including 4,000 to 5,000 patients who we estimate have previously been treated with PTH therapy. In Germany, we estimate hypoparathyroidism affects approximately 70,000 patients. Outside of Germany, we estimate hypoparathyroidism affects over 100,000 patients in the rest of Europe.

Our Solution: TransCon PTH

TransCon PTH (palopegteriparatide) is an investigational prodrug of PTH (1-34) that is designed to be dosed once-daily to achieve and maintain a steady concentration of PTH in the bloodstream within the normal range, at levels similar to those observed in healthy individuals. TransCon PTH is designed to provide PTH in the physiological range for 24 hours per day, thereby more fully addressing all aspects of the disease, including normalizing serum and urinary calcium and serum phosphate levels.

With once-daily dosing, we believe this substantial half-life extension of PTH could more closely reflect the physiological levels of PTH observed in healthy individuals, thereby maintaining blood calcium levels and normalizing urinary calcium excretion. By providing steady levels of PTH in the physiological range, we believe TransCon PTH can address the fundamental limitations of PTH therapies with short half-life molecules and become a highly differentiated therapy for hypoparathyroidism.

In November 2023, TransCon PTH received regulatory approval in the EU and other territories and will be marketed in the EU as YORVIPATH®, a parathyroid hormone (PTH) replacement therapy indicated for the treatment of adults with chronic hypoparathyroidism.

In January 2024, we announced that YORVIPATH is commercially available in Germany and Austria.

Clinical Development of TransCon PTH for Adult Hypoparathyroidism

Our ongoing Phase 3 PaTHway Trial, Phase 3 PaTHway Japan Trial, and Phase 2 PaTH Forward Trial are evaluating TransCon PTH in adult patients with hypoparathyroidism. Following the primary outcome period, all three trials continue in the open-label extension portion to collect long-term data.

In December 2023, we announced that the FDA accepted for review our resubmitted New Drug Application (“NDA”) for TransCon PTH (palopegteriparatide) for the treatment of adult patients with hypoparathyroidism. The agency considered the resubmission a complete, class 2 response and set a PDUFA goal date of May 14, 2024. In the U.S., TransCon PTH (palopegteriparatide) is an investigational prodrug of parathyroid hormone (PTH [1-34]) for adult patients with hypoparathyroidism. The resubmission followed the Type A meeting held with the FDA in late August, held after the FDA's issuance of a complete response letter (“CRL”) in May 2023 for the TransCon PTH (palopegteriparatide) NDA for the treatment of adults with hypoparathyroidism. In the CRL, the FDA cited concerns related to the manufacturing control strategy for variability of delivered dose in the TransCon PTH drug/device combination product. The FDA did not express concern in the CRL about the clinical data submitted as part of the NDA package and no new preclinical studies, or Phase 3 clinical trials to evaluate safety or efficacy, were requested in the letter.

In September 2023, we announced new post hoc analysis showing adults with hypoparathyroidism treated with TransCon PTH demonstrated substantial improvement in estimated glomerular filtration rate (“eGFR”), suggesting improved kidney function. In the Phase 3 PaTHway Trial, mean baseline eGFR was 67.3 and 72.7 mL/min/1.73m2 for subjects randomized to TransCon PTH and placebo, respectively. At Week 26, patients treated with TransCon PTH experienced a mean increase in eGFR of 7.9 mL/min/1.73m2 compared to baseline (p<0.0001) while those on placebo experienced a mean decrease in eGFR of -1.9 mL/min/1.73m2 compared to baseline (p=0.3468). By Week 52, patients treated with TransCon PTH, including those crossing over from placebo, experienced a mean increase in eGFR of 8.9 mL/min/1.73m2 compared to baseline (p<0.0001). The improvement at Week 52 was even greater, for patients with eGFR <60 at baseline, the threshold for impaired kidney function, experiencing a mean increase in eGFR of 11.5 mL/min/1.73m2.

PaTHway: eGFR Change from Baseline by eGFR Group
	Baseline	Week 26		Week 52
Study Arm	eGFR (mL/min/1.73m2)	N	Mean (p value)	N	Mean (p value)
TransCon PTH / TransCon PTH	eGFR < 60	19	+11.4 (p=0.0002)	19	+11.5 (p=0.0003)
	eGFR ≥ 60	41	+6.3 (p=0.0002)	40	+8.2 (p <0.0001)
	All	60	+7.9 (p< 0.0001)	59	+9.3 (p<0.0001)
Placebo (first 26 weeks) / TransCon PTH*	eGFR < 60	4	+0.05 (p=0.9877)	4	+11.7 (p=0.0018)
	eGFR ≥ 60	15	-2.4 (p=0.3280)	15	+6.5 (p=0.0199)
	All	19	-1.9 (p=0.3468)	19	+7.6 (p=0.0014)

eGFR (an assessment of kidney filtering capacity) was calculated by the trial’s central lab using the Modification of Diet in Renal Disease Study Group (“MDRD”) equation (Levey, Ann Intern Med 2006).
*Patients in the placebo arm switched to TransCon PTH following the Week 26 visit.

Among patients with baseline eGFR < 60 mL/min/1.73m2 (considered the threshold for impaired kidney function), approximately 50% were able to improve their eGFR to > 60 mL/min/1.73m2 with TransCon PTH therapy.

		Number of Responders*	Number of Responders*
	eGFR < 60	(n, %)	(n, %)
	at Baseline (n)	Week 26	Week 52
TransCon PTH / TransCon PTH	n=19	n=12	n=10
		63%	53%
Placebo (first 26 weeks) / TransCon PTH**	n=4	n=0	n=3
		0%	75%
Total PaTHway Trial	n=23	n=12	n=13
		52%	57%

eGFR based on central lab data using the MDRD Study Group formula.
* Responders defined as moving from eGFR < 60 to eGFR ≥ 60. Units in (mL/min/1.73m2).
** Patients in the placebo arm switched to TransCon PTH following the Week 26 visit.

In June 2023, we announced one-year (Week 52) data from the open-label extension (“OLE”) portion of the Phase 3 PaTHway Trial of TransCon PTH in adults with hypoparathyroidism. PaTHway is a Phase 3 trial of TransCon PTH with a placebo-controlled 26-week blinded portion and a 156-week OLE portion, designed to evaluate the long-term efficacy and safety of TransCon PTH as a potential hormone therapy for adult patients diagnosed with hypoparathyroidism. Of the 82 study participants dosed, 79 completed blinded treatment and entered the OLE, and 78 (59 TransCon PTH/TransCon PTH, 19 placebo/TransCon PTH) completed Week 52. The data showed that treatment with TransCon PTH resulted in sustained improvements through Week 52, as well as safety and tolerability similar to that reported for the initial 26-week blinded portion of the trial. As of December 31, 2023, 75 out of 79 patients continue in the OLE and have exceeded two years of follow-up in the PaTHway Trial.

In June 2023, we announced that we started enrollment for a Compassionate Use Program (“CUP”) in Germany for TransCon PTH (palopegteriparatide). The CUP was approved by Germany’s Federal Institute for Drugs & Medical Devices (Bundesinstitut für Arzneimittel & Medizinprodukte). Through the CUP, treating physicians can request TransCon PTH (palopegteriparatide) for eligible adult patients with hypoparathyroidism whose clinical condition, in the opinion of the treating physician, requires PTH treatment with palopegteriparatide, and who cannot be adequately treated with currently approved products or participate in a palopegteriparatide clinical trial. Following the German commercial launch of YORVIPATH in January 2024, the CUP will draw to a close.

On January 8, 2023, we announced topline data from PaTHway Japan, a single-arm Phase 3 trial to evaluate the safety, tolerability, and efficacy of TransCon PTH in adults with hypoparathyroidism. The study achieved its primary objective, with topline results consistent with our trials in North America and the EU. Twelve out of thirteen patients met the primary composite endpoint, which was defined as serum calcium levels in the normal range (8.3–10.6 mg/dL) and independence from conventional therapy (active vitamin D and >600 mg/day of calcium supplements). In this trial, TransCon PTH was generally well-tolerated, with no discontinuations related to study drug. As of December 31, 2023, 12 patients continue in the ongoing 3-year extension portion of the PaTHway Japan Trial.

In December 2022, the FDA allowed us to initiate a U.S. expanded access program (“EAP”) for TransCon PTH for eligible adult patients with hypoparathyroidism with prior PTH treatment experience. This EAP is open for enrollment, allowing U.S. physicians to request access to investigational TransCon PTH for their eligible patients.

In September 2022, we announced new Week 110 data from the Phase 2 PaTH Forward Trial showing that long-term therapy with TransCon PTH provided a durable response in adult patients with hypoparathyroidism, as evidenced by maintenance of normal mean serum calcium levels and 93% of patients achieving independence from conventional therapy with active vitamin D and oral calcium. As of December 31, 2023, 57 out of the 59 patients continued in the OLE portion of the trial, where they receive an individualized maintenance dose of TransCon PTH. In addition, all 57 subjects have exceeded three years of follow-up in the PaTH Forward Trial. Two patients withdrew from the trial for reasons unrelated to safety or efficacy of the study drug.

In March 2022, we announced that top-line data from the randomized, double-blind, placebo-controlled portion of the Phase 3 PaTHway Trial of TransCon PTH in adults with hypoparathyroidism demonstrated statistically significant higher proportion of participants treated with TransCon PTH achieved the primary composite endpoint compared to placebo. The primary endpoint, defined as serum calcium levels in the normal range (8.3–10.6 mg/dL) and independence from conventional therapy (active vitamin D and >600 mg/day of oral calcium) with no increase in prescribed study drug within the 4 weeks prior to the Week 26 visit, was achieved by 78.7% of TransCon PTH-treated patients (48 of 61), compared to 4.8% for patients (1 of 21) in control group (p-value <0.0001). In addition, all key pre-specified secondary endpoints were met with statistical significance. TransCon PTH was generally well tolerated, with no discontinuations related to study drug. Three patients discontinued during the treatment period, two from the placebo arm and one from the TransCon PTH arm. TransCon PTH-treated patients showed a mean decrease in 24-hour urine calcium excretion into the normal range.

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

In June 2018, we were granted Orphan Drug Designation (“ODD”) by the FDA, for TransCon PTH for the treatment of hypoparathyroidism. In October 2020, we were granted Orphan designation (“OD”) by the EC for TransCon PTH for the treatment of hypoparathyroidism. In July 2021, the Ministry of Health, Labour and Welfare granted ODD to TransCon PTH for the treatment of hypoparathyroidism.

TransCon CNP

Market Opportunity in Achondroplasia

Achondroplasia is the most common genetic form of skeletal dysplasia leading to disproportionate short stature and is associated with a well-delineated range of clinical complications and manifestations, occurring in about one in 10,000 to 30,000 newborns or approximately 250,000 worldwide. Achondroplasia results in severe skeletal complications and comorbidities including spinal stenosis due to premature fusion of the foramen magnum, sleep apnea, chronic ear infections, and muscular complications. Patients often face multiple surgeries to alleviate its many complications. There is significant unmet need for treatments that ameliorate complications and improve quality of life in achondroplasia.

Achondroplasia is primarily caused by gain-of-function variants of the FGFR3 gene resulting in constitutive activation of FGFR3 that leads to an imbalance in the effects of the FGFR3 and C-type natriuretic peptide (“CNP”) signaling pathways. In achondroplasia, mutations in FGFR3 result in constitutive activation, suppressing the proliferation and differentiation of chondrocytes resulting in improper cartilage to bone conversion in the growth plate, and dysfunction in the skeletal muscle. Preclinical and clinical data show that the CNP pathway helps to counteract the effects of the FGFR3 mutation downstream.

In November 2021, BioMarin Pharmaceutical Inc.’s VOXZOGO® (vosoritide) was approved by the FDA and is indicated to increase linear growth in pediatric patients with achondroplasia with open epiphyses. Other companies that are developing therapies for achondroplasia include QED Therapeutics (a BridgeBio company), Sanofi, Ribomic, Tyra Biosciences, and ProLynx.

Changing the Treatment Paradigm of Achondroplasia

Clinical manifestations of achondroplasia are associated with significant, potentially life-threatening complications and reduced quality of life. While achondroplasia has historically been considered a growth disorder, secondary manifestations beyond linear growth, including reduced muscle strength and stamina, suggest that achondroplasia is also a muscle disorder.

ACH-AE: Increased incidence of Achondroplasia-related Adverse Events.
HRQoL: Reduced Health-Related Quality of Life; Height; Reduced height. Muscle Strength/Stamina; Reduced muscular functionality, including reduced strength and stamina.

Our Solution: TransCon CNP

TransCon CNP (navepegritide) is an investigational prodrug of CNP administered once weekly and designed to provide sustained release of active CNP supporting continuous exposure for the treatment of achondroplasia. TransCon CNP is designed to provide effective shielding of CNP from neutral endopeptidase degradation in subcutaneous tissue and the blood compartment, minimize binding of CNP to the NPR-C receptor to decrease clearance, reduce binding of CNP to the NPR-B receptor in the cardiovascular system to avoid hypotension, and release unmodified CNP, which is small enough in size to allow effective penetration into growth plates. Shorter-acting CNP and CNP analogs in development have resulted in high Cmax levels that may cause adverse cardiovascular events. We believe the therapeutically sustained release of TransCon CNP offers advantages that may mitigate this issue, leading to more constant CNP exposure at lower Cmax to correlate with better therapeutic outcomes.

Clinical Development of TransCon CNP for Achondroplasia

Our ongoing pivotal ApproaCH Trial, ACcomplisH trial, and our long-term extension trial AttaCH, are evaluating the safety and efficacy of TransCon CNP in children (aged 2 to eleven years) with achondroplasia.

In December 2023, we announced new analyses demonstrating benefits beyond linear growth from the blinded and ongoing OLE portions of ACcomplisH, a Phase 2 randomized, double-blind, placebo-controlled, dose-escalation trial of TransCon CNP in children ages 2-10 years with achondroplasia. In the trial, all 57 patients have now completed one year of treatment with TransCon CNP at 100 µg/kg/week, the dose agreed with regulatory agencies for the active arm in our pivotal ApproaCH Trial.

We analyzed available data for patients who only received TransCon CNP at the 100 µg/kg/week dose in either blinded or OLE part and were treated for one year (n=19), compared to those administered placebo for one year

(n=15). Results showed that these TransCon CNP-treated patients (data available for 9-16 patients) showed significant improvements in health-related quality of life and disease impacts compared to those receiving placebo (data available for 5-13 patients).

Assessments were performed with the SF-10 (a 10-item non-disease specific survey of a child’s functional health and well-being) and the Achondroplasia Child Experience Measure (“ACEM”) a condition-specific clinical outcome measure that assesses the impact of achondroplasia on a child’s health-related quality of life, with statistically significant improved outcome in TransCon CNP-treatment versus placebo for:

•
SF-10 Physical Summary (p=0.002, ages 5 years and older)
•
ACEM Daily Living Function (p=0.047)
•
ACEM Emotional Well-being (p=0.045)

The 46 children switching from placebo or a lower dose of TransCon CNP to the 100 µg/kg/week dose in the OLE demonstrated improved growth after one year of treatment, similar to the growth benefits seen in the 11 children treated with 100 µg/kg/week in the one-year randomized, double-blind period of ACcomplisH.

During the fourth quarter of 2023, we filed a Clinical Trial Application for COACH, a Phase 2 open-label single-arm trial evaluating TransCon CNP and TransCon hGH in children with achondroplasia (age 2 to 11 years). The primary objective is to evaluate the treatment effect on linear growth and safety. Secondary objectives are to evaluate treatment effect on quality of life, radiological endpoints, physical functioning, and body composition. The trial plans to enroll approximately 18 patients (treatment naïve, n=18; prior treatment with TransCon CNP (100 mg/kg/week) for at least 1 year, n=6).

During the third quarter of 2023, we filed an IND amendment with the FDA to initiate reACHin, a Phase 2, multicenter, double-blind, randomized, placebo-controlled trial, designed to evaluate the safety, tolerability, and efficacy of 100 μg CNP/kg of TransCon CNP once-weekly for 52 weeks in infants with achondroplasia, aged 0 to < 2 years at the time of randomization.

In September 2023, we announced completion of enrollment in ApproaCH with a total of 84 subjects randomized. U.S. and EU regulatory agencies have endorsed ApproaCH, a global randomized, double-blind, placebo-controlled trial in children ages 2–11 years with achondroplasia, as a pivotal Phase 3 trial. The primary endpoint of the trial is annualized growth velocity at 52 weeks with additional endpoints analyzing achondroplasia-related co-morbidities and quality of life. Topline results from the ApproaCH trial are expected in the fourth quarter 2024.

In November 2022, we announced topline results from ACcomplisH, a Phase 2 randomized, double-blind, placebo-controlled, dose-escalation trial evaluating the safety and efficacy of once-weekly TransCon CNP compared to placebo in children with achondroplasia aged two to ten years old.

The ACcomplisH Trial evaluated 57 children with achondroplasia aged 2 to 10 years old, randomized in a 3:1 ratio to receive either sequential ascending doses of once-weekly TransCon CNP (6 µg/kg/week, 20 µg/kg/week, 50 µg/kg/week, 100 µg/kg/week) or placebo for 52 weeks. The trial met its primary objectives, demonstrating that TransCon CNP at 100 µg/kg/week (n=11) was superior to placebo (n=15) on the primary efficacy endpoint of annualized growth velocity (“AGV”) at 52 weeks (p=0.0218). All 57 randomized children completed the blinded portion of ACcomplisH and continued in the OLE portion of ACcomplisH at the 100 µg/kg/week dose. As of December 31, 2023, the first 25 patients completed the OLE portion of the ACcomplisH Trial and transitioned into the Phase 2 AttaCH Trial, a multicenter, long-term, open label extension and 24 continue treatment; 32 patients continue in OLE portion of ACcomplisH.

Additional highlights:

•
TransCon CNP demonstrated a consistent dose-dependent increase in AGV across the four dose groups.
•
Mean improvements in AGV for TransCon CNP-treated patients were consistent across age groups <5 years and >5 years, with dose response established.
•
TransCon CNP at 100 µg/kg/week improved change in achondroplasia-specific height SDS compared to placebo (p=0.0283).
•
TransCon CNP was generally well tolerated, with no discontinuations.
•
No serious adverse events (“SAEs”) related to treatment were reported; two unrelated SAEs were reported.
•
Injections were generally well tolerated with low frequency of injection site reactions (“ISRs”):
o
11 mild ISRs (in 8 patients) out of >2,000 injections.
•
Investigator-assessed achondroplasia-related AEs were less frequently reported among participants receiving TransCon CNP (31%; 13/42) compared with placebo (60%; 9/15).

In 2019, we initiated the ACHieve Study, a five-year, multi-center natural history study designed to gain insight into the experiences of pediatric patients with achondroplasia. ACHieve is designed to evaluate growth velocity, body proportionality, and comorbidities over time in children with achondroplasia up to eight years old. No study medication will be administered in the ACHieve Study.

In February 2019, we were granted ODD by the FDA for TransCon CNP for the treatment of achondroplasia. In July 2020, we received OD from the EC for TransCon CNP for the treatment of achondroplasia.

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

We believe that one approach to improving efficacy while limiting adverse events is to create long-acting product candidates using our sustained systemic release TransCon technology, allowing for more consistent circulating drug levels and potentially avoiding high peak concentrations that are often associated with toxicity.

Another approach is to target the drug activity into tumors via intratumoral injection using our sustained localized release TransCon hydrogel technology, aiming for high activity in the tumor microenvironment while limiting systemic adverse events. While one intratumoral treatment has been approved for the local treatment of recurrent melanoma, the overall success of intratumoral treatments has been limited to date. This is likely partly due to lack of prolonged intratumoral exposure of active drug levels, and resulting in the potential need for more frequent dosing.

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

We are currently investigating two clinical-stage product candidates designed to activate the patient’s own immune system to eradicate malignant cells. We believe our approach, if successfully developed, has the potential to improve the efficacy of systemically administered, clinically validated therapies while limiting adverse effects.

Similarly, with the potential to achieve sustained local release at predictable levels, we believe TransCon hydrogel product candidates may allow for improved efficacy and reduced dosing frequency of intratumorally administered therapies, potentially enabling treatments of multiple tumor types, including those that cannot be easily accessed for frequent injection.

Development of TransCon Product Candidates in Oncology

Our TransCon product candidates in oncology are designed to provide sustained systemic or intratumoral administration, which we believe could provide potent and durable anti-tumor efficacy. Our nonclinical studies have shown sustained activation of cytotoxic immune cells that resulted in robust anti-tumor responses by TransCon product candidates using infrequent administration.

Two of our oncology product candidates, TransCon TLR7/8 Agonist and TransCon IL-2 b/g, are now in clinical development. In addition, we believe that a combination of TransCon TLR7/8 Agonist and TransCon IL-2 b/g may have the potential to produce greater anti-tumor activity than either candidate alone.

TransCon TLR7/8 Agonist for sustained localized release

TransCon TLR7/8 Agonist is an investigational long-acting prodrug, designed for sustained intratumoral release of resiquimod, a small molecule agonist of TLR 7 and 8. It is designed to provide sustained and potent activation of the innate immune system in the tumor and tumor draining lymph node for weeks following a single intratumoral injection and to have a low risk of systemic toxicity. The transcendIT-101 Trial, a Phase 1/2 clinical trial to evaluate the safety and efficacy of TransCon TLR7/8 Agonist in locally advanced or metastatic solid tumors, alone or in combination with pembrolizumab, has completed dose escalation and is enrolling patients in four indication-specific cohorts where increased TLR7/8 activity has potential to improve innate and adaptive immune activation and host defense against cancers: head and neck squamous cell carcinoma (HNSCC), HPV-associated cancers, melanoma, and cutaneous squamous cell carcinoma (cSCC). Initial data from these cohorts are expected by the end of 2024.

In May 2023, we announced additional follow-up from the transcendIT-101 Trial indicating further clinical activity in patients receiving TransCon TLR7/8 Agonist as monotherapy or in combination with pembrolizumab. Enrollment continues in the Phase 2 portion of transcendIT-101 at the recommended Phase 2 dose (“RP2D”).

In November 2022, we announced new data (cutoff date of September 21, 2022) from the dose-escalation portion of transcendIT-101. All 23 of the patients enrolled in the dose escalation portion of the trial had advanced or metastatic solid tumors that had progressed on prior treatments, 9 in the monotherapy cohort (intratumoral TransCon TLR7/8 Agonist alone) and 14 in the combination therapy cohort (intratumoral TransCon TLR7/8 Agonist plus the check-point inhibitor pembrolizumab). Two dose levels were evaluated: 0.3 mg/lesion and 0.5 mg/lesion. The RP2D was declared at 0.5 mg/lesion for up to two lesions, which is being evaluated in four indication specific cohorts.

TransCon IL-2 b/g for sustained systemic release

TransCon IL-2 b/g is an investigational long-acting prodrug designed to improve cancer immunotherapy through sustained release of an IL-2 variant that selectively activates IL-2 b/g, with minimal binding to IL-2Rα. The IL-Believe Trial, a Phase 1/2 clinical trial to evaluate the safety and efficacy of TransCon IL-2 b/g in locally advanced or metastatic solid tumors, alone or in combination with pembrolizumab or standard of care chemotherapy, has completed dose escalation and is enrolling patients in multiple indication-specific dose expansion cohorts, including platinum-resistant ovarian cancer (PROC), cervical cancer, melanoma, non-small cell lung cancer (NSCLC), and small cell lung cancer (SCLC) at the RP2D. Initial data from these cohorts are expected by the end of 2024.

During the fourth quarter of 2023, the first patient was dosed with the combination of TransCon IL-2 b/g and TransCon TLR7/8 Agonist in the post PD-1 melanoma dose expansion cohort in the IL-Believe Trial.

In October 2023, we announced new and updated data from the ongoing IL-Believe Trial. Forty-six patients were enrolled into dose escalation cohorts: 25 to monotherapy and 21 to combination therapy. As of the August 15, 2023 data cutoff, anti-tumor clinical responses were observed with TransCon IL-2 b/g monotherapy (colorectal cancer with confirmed partial response (“PR”)) or in combination with pembrolizumab (small cell lung cancer, one with confirmed PR and one ongoing with unconfirmed complete response) in heavily pre-treated patients who previously progressed on checkpoint inhibitors. TransCon IL-2 b/g every three weeks was generally well-tolerated, with no meaningful effect on Tregs and eosinophils.

In September 2023, we announced completion of Phase 1 dose escalation in combination with pembrolizumab of the IL-Believe Trial with a total of 21 patients enrolled and RP2D determined at 120 µg/kg IV every three weeks. Twenty-one patients were enrolled.

In May 2023, we announced completion of the Phase 1 monotherapy dose escalation of the IL-Believe Trial with RP2D determined at 120 µg/kg IV every three weeks with 25 heavily pre-treated patients enrolled and a median of four prior lines of systemic therapies.

Other Development Plans

To further evaluate safety and anti-tumor efficacy of TransCon TLR7/8 Agonist and TransCon IL-2 b/g, we are also evaluating these product candidates as neoadjuvant therapy in the ongoing randomized Phase 2 BelieveIT-201 trial in resectable locally advanced head and neck squamous cell carcinoma.

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

In November 2023, we announced that we entered into an exclusive license agreement with Teijin Limited for the further development and commercialization of TransCon hGH, TransCon PTH, and TransCon CNP for endocrinology rare disease in Japan. Under the terms of the agreement with Teijin Limited, we received an upfront payment of $70 million, with additional development and regulatory milestones of up to $175 million, transfer pricing and commercial milestones. In addition, we are eligible to receive royalties on net sales in Japan, of up to mid-20’s percent, varying by product.

Strategic Investments

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

In November 2023, VISEN announced topline results from the Phase 2 ACcomplisH China Trial in children with achondroplasia aged 2 to 10 years. The trial met its primary objectives, demonstrating that TransCon CNP at 100 µg/kg/week was superior to placebo on the primary efficacy endpoint of AGV at 52 weeks (p=0.018).

In November 2022, VISEN announced data from its pivotal Phase 3 study of TransCon hGH in children with GHD in China. The trial achieved its primary endpoint; patients treated with TransCon hGH demonstrated greater annualized height velocity at 52-weeks (p=0.0010) compared to patients treated with daily growth hormone with comparable safety and tolerability to daily growth hormone.

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

We entered into a clinical supply agreement with VISEN in 2018 to provide product supply for use in conducting clinical trials in Greater China. Additionally, during 2023, we entered into a commercial supply agreement governing commercial supply of licensed product (TransCon hGH) to VISEN on the terms and conditions set forth in the Rights Agreements.

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

Eyconis

In January 2024, we announced the formation and launch with Frazier Life Sciences of Eyconis, Inc., a separate company created to develop, manufacture, and commercialize TransCon ophthalmology assets globally, together with a $150 million commitment from an investor syndicate that includes Frazier, RA Capital Management, venBio, and HealthQuest Capital.

We have granted Eyconis exclusive rights to develop and commercialize TransCon ophthalmology products globally and received an equity position in the newly formed company. In addition, we will be eligible to receive development, regulatory, and sales milestone payments, plus single digit royalties on global net sales of commercialized products, if any. Eyconis will initially be based in Redwood City, California, and certain employees of Ascendis are expected to join the newly formed company.

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

Phillips Medisize (formerly B&O Medicom and Medicom Innovation Partner)

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

The Lonza Agreement contains, among other provisions, certain warranties by us and Lonza, grants certain limited license rights related to either party’s intellectual property in connection with the manufacturing and supply of TransCon hGH Drug Substance, provides for certain indemnification rights in favor of both parties and includes confidentiality provisions.

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

Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies. Our competitors may succeed in developing, acquiring or licensing technologies and drug products that are superior to, or more effectively marketed than, the product candidates that we are currently developing or that we may develop, which could render our products obsolete and noncompetitive. For additional information regarding the companies that may be competitive with our product candidates currently in development, please see the descriptions of our current product candidates included above under the caption “TransCon Product Candidates”.

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

We are aware that other companies are developing or evaluating enhanced drug delivery and sustained release technologies, which may be competitive with our TransCon technologies. In particular, we believe Extend Biosciences, Nektar Therapeutics, OPKO Health, Inc., ProLynx Inc., MBX Biosciences and Serina Therapeutics, Inc. are developing technology platforms in the areas of enhanced drug delivery and/or reversible linkers that may be competitive with our TransCon technologies. We also expect that technological developments will occur at a rapid rate and that competition is likely to intensify as various enhanced delivery and sustained released technologies may achieve similar advantages.

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

Our success will depend on our ability to obtain and maintain patents and other proprietary protection for commercially important technology, inventions and know-how related to our business, defend and enforce our patents, preserve the confidentiality of our trade secrets and operate without infringing valid and enforceable patents or otherwise misappropriate other intellectual property rights of third-parties. For more information, please see “Item 3 D. Key Information—Risk Factors—Risks Related to Our Intellectual Property”.

As of December 31, 2023, we own a total of 93 patent families, of which 17 are currently in their priority year or international phase and we own several granted patents in the United States (51), Europe (31), Australia (41), Brazil (8), Canada (25), China (16), Israel (13), Indonesia (3), India (5), Korea (12), Malaysia (9), New Zealand (9), Japan (38), Mexico (14), Singapore (11), Russia (16), the United Arab Emirates (1) and South Africa (17) and have approximately 560 pending national/regional applications in a total of 26 jurisdictions (excluding the member states of the European Patent Convention in which our European patents were validated, Hong Kong, to which certain Europe and China patents are extended, and Macao, to which certain China patents are extended).

So far none of our granted patents have been subject to opposition proceedings, appeals or similar actions aiming at revoking or restricting the scope of a granted patent.

The patent portfolios for the fields containing our most advanced product candidates as of December 31, 2023, are summarized below and the expected expiration dates included in the summary below do not give effect to patent term extensions that may be available.

TransCon hGH

Our patent portfolio related to TransCon hGH includes eight patent families relating to different aspects of TransCon hGH and an additional ten patent families covering various aspects of the auto-injector device for the administration of TransCon hGH. The first of these patent families is a composition of matter patent family directed to the particular stoichiometry of TransCon hGH and a related TransCon carrier. As of December 31, 2023, this patent family included patents granted in Europe and the United States. We expect any patents granted in this patent family to expire in October 2024, absent any patent term adjustments or extensions.

The second of these patent families is a composition of matter patent family directed to a TransCon linker used in TransCon hGH. As of December 31, 2023, this patent family included patents granted in the United States, Europe, Australia, Brazil, Canada, Japan and Mexico and included a patent application in the United States. We expect any patents granted in this patent family to expire in March 2025, absent any patent term adjustments or extensions.

The third of these patent families is a composition of matter patent family directed to a broad class of TransCon hGH lead candidate structures. As of December 31, 2023, this patent family included patents granted in the United States, Europe, Australia, Brazil, Canada, China, Israel, India, Japan, Mexico, Russia and South Africa and included patent applications in Europe, the United States and Brazil. We expect any patents granted in this patent family to expire in April 2029, absent any patent term adjustments or extensions.

The fourth of these patent families is a composition of matter patent family directed to specific dry pharmaceutical compositions comprising TransCon hGH. As of December 31, 2023, this patent family included patents granted in the United States, Europe, Australia, Brazil, Canada, India, Israel, Mexico, Singapore and South Africa and included a patent application in the United States. We expect any patents granted in this patent family to expire in December 2030, absent any patent term adjustments or extensions.

The fifth of these patent families is a composition of matter patent family directed to a broad class of TransCon hGH lead candidate structures. As of December 31, 2023, this patent family included patents granted in the United States, Australia, Europe, Japan, South Korea, Mexico, New Zealand, Russia, Singapore and South Africa and patent applications in the United States, Europe, Australia, Brazil, Canada, Israel, Japan, South Korea, Mexico, New Zealand, Russia and Singapore. We expect any patents granted in this patent family to expire in November 2035, absent any patent term adjustments or extensions. One EP patent in this family was also used as a basis for requesting a supplementary protection certificate (“SPC”) for SKYTROFA in Austria, Belgium, Bulgaria, Cyprus, Czech Republic, Germany, Denmark, Estonia, Spain, Finland, France, Great Britain, Greece, Croatia, Hungary, Ireland, Iceland, Italy, Lithuania, Luxemburg, Latvia, Malta, The Netherlands, Norway, Poland, Portugal, Romania, Sweden, Slovenia and Slovakia. An SPC was already granted in Cyprus, the Czech Republic, Denmark, Spain, Finland, France, Greece, Hungary, Italy, Latvia, Malta, The Netherlands, Norway, Portugal, Sweden, Slovenia and Slovakia, with an expiration date of January 16, January 17 or January 18, 2037, depending on the country.

The sixth of these patent families is directed to a particular dosage regimen for long-acting growth hormone formulations. As of December 31, 2023, this patent family included a granted patent in Europe and patent applications in the United States and in Europe. We expect any patents granted in this patent family to expire in November 2035, absent any patent term adjustments or extensions.

The seventh of these patent families is directed to potential superior efficacy achieved with TransCon hGH treatment. As of December 31, 2023, this patent family included patent applications in the United States, Europe, Australia, Canada, China, Israel, Japan, Mexico and Singapore. We expect any patents granted in this family to expire in March 2040, absent any patent term adjustments or extensions.

The eighth of these patent families is directed to the use of TransCon hGH in the treatment of an inflammation-induced disease, in particular of non-alcoholic fatty liver disease and non-alcoholic steatohepatitis. As of December 31, 2023, this patent family included patent applications in the United States, Europe, Australia, Brazil, Canada, China, Indonesia, Israel, Japan, South Korea, Mexico, Malaysia, New Zealand, Russia, Singapore and South Africa. We expect any patents granted in this family to expire in March 2042, absent any patent term adjustments or extensions.

Seven of the ten patent families covering the auto-injector device with a filing date of December 29, 2016, include patent applications in the United States, Europe, Australia, Canada, Japan and New Zealand and eight granted patents in the United States, three granted patents in Europe, nine granted patents in Australia, two granted patents in Canada, one granted patent in New Zealand and eleven granted patents in Japan as of December 31, 2023. We expect any patents granted from these patent families to expire in December 2036, absent any patent term adjustments or extensions. As of December 31, 2023, the two patent families covering the auto-injector device with a filing date of May 23, 2018 and June 29, 2018, respectively, include patent applications in the United States, Europe, the United Arab Emirates, Australia, Brazil, Canada, China, Indonesia, Israel, India, Japan, South Korea, Mexico, Malaysia, New Zealand, Russia, Singapore and South Africa and one granted patent in the United States, two granted patents in Australia, two granted patents in China, two granted patents in Japan, two granted patents in South Korea, one granted patent in Malaysia, two granted patents in Russia, one granted patent in Indonesia and one granted patent in South Africa. We expect any patents granted from these patent families to expire in March and June 2038, respectively, absent any patent term adjustments or extensions. The last patent family is currently in its international phase and also has one pending patent application in Taiwan. We expect any patents granted from this patent family to expire in September 2042, absent any patent term adjustments or extensions.

In addition to the SPCs, three requests for a patent term extension (“PTE”) for SKYTROFA were filed based on one granted U.S. patent from the third patent family and two granted patents from the fourth patent family, from which one will be selected for the PTE upon allowance. For three of the three requests a preliminary assessment that the patents would be eligible for extension was received from FDA.

TransCon PTH

Our patent portfolio related to TransCon PTH includes eleven patent families relating to different aspects of TransCon PTH. The first of these patent families is a composition of matter patent family directed to the TransCon linker used in TransCon PTH. As of December 31, 2023, this patent family included granted patents in the United States, Europe, the United Arab Emirates, Australia, Canada, China, Israel, Japan, Mexico, Russia and South Africa and included patent applications in Europe, the United States and Brazil. We expect any patents granted in this family to expire in January 2029, absent any patent term adjustments or extensions.

The second of these patent families is a composition of matter patent family directed to a broad class of TransCon PTH candidate structures. As of December 31, 2023, this patent family included patent applications in the United States, Europe, Australia, Brazil, Canada, China, Indonesia, Israel, India, Japan, South Korea, Mexico, Malaysia, New Zealand, Russia, Singapore and Thailand and granted patents in the United States, Australia, China, Israel, Japan, South Korea, Mexico, Malaysia, New Zealand, Russia, Singapore and South Africa. We expect any patents granted in this patent family to expire in February 2037, absent any patent term adjustments or extensions.

The third and fourth of these patent families are method of treatment patent families directed to a particular dosage regimen. As of December 31, 2023, one of these patent families includes patent applications in the United States, Europe, Australia, Brazil, Canada, China, Israel, Indonesia, Japan, South Korea, Malaysia, New Zealand, Russia and Thailand and granted patents in the United States, Europe, China, Israel, Japan, Mexico, New Zealand, Russia, Singapore and South Africa. The other one of these patent families includes patent applications in the United States, Europe, Australia, Canada, China and Japan and a granted patent in Australia, China and Japan. We expect any patents granted in this patent family to expire in September 2037, absent any patent term adjustments or extensions.

The fifth of these patent families is a composition of matter family directed to PTH compounds exhibiting a beneficial pharmacokinetic profile. As of December 31, 2023, this patent family includes patent applications in the United States, Europe, Australia, Brazil, Canada, China, Israel, Japan, South Korea, New Zealand, Russia and Singapore and a granted patent in the United States, Europe, China, Japan, South Korea, Mexico, New Zealand, Russia, Singapore and South Africa. We expect any patents granted in this patent family to expire in September 2037, absent any patent term adjustments or extensions.

The sixth patent family relates to a starting dose for treatment with reversible PTH conjugates. As of December 31, 2023, this patent family includes patent applications in the United States, Europe, Australia, Brazil, Canada, China, Indonesia, Israel, Japan, South Korea, Mexico, Malaysia, New Zealand, Russia, Singapore, Thailand and South Africa and a granted patent in Russia. We expect any patents granted from this patent family to expire in May 2039, absent any patent term adjustments or extensions.

The seventh patent family relates to a pharmaceutical composition comprising reversible PTH conjugates. As of December 31, 2023, this patent family includes patent applications in the United States, Europe, Australia, Brazil, Canada, China, Indonesia, Israel, India, Japan, South Korea, Mexico, Malaysia, New Zealand, the Philippines, Russia, Singapore, Taiwan, Thailand, Vietnam and South Africa. We expect any patents granted from this patent family to expire in February 2040, absent any patent term adjustments or extensions.

The eighth and ninth patent families relate to a method of titrating hypoparathyroidism patients off of standard of care within four weeks from the beginning of daily treatment with a PTH compound and the treatment of the physical and mental well-being of hypoparathyroidism patients, respectively. As of December 31, 2023, the eighth family includes patent applications in the United States, Europe, Australia, Brazil, Canada, China, Indonesia, Israel, Japan, South Korea, Mexico, Malaysia, New Zealand, Russia, Singapore and South Africa. The ninth patent family includes patent applications in the United States, Europe, Australia, Canada, China, Israel, Japan, South Korea and Mexico. We expect any patents granted from this patent family to expire in September 2041, absent any patent term adjustments or extensions.

The tenth patent family relates to a reduction in bone mineral density in patients having increased bone mineral density. As of December 31, 2023, this patent family is in Patent Cooperation Treaty phase. We expect any patents granted from this patent family to expire in September 2042, absent any patent term adjustments or extensions.

The eleventh patent family covers treatment of hypoparathyroidism initially with a long-acting PTH compound, followed by treatment with an ultra-long-acting PTH compound. As of December 31, 2023, this patent family is in Patent Cooperation Treaty phase. We expect any patents granted from this patent family to expire in September 2042, absent any patent term adjustments or extensions.

TransCon CNP

Our patent portfolio related to TransCon CNP includes thirteen patent families relating to different aspects of TransCon CNP. The first of these patent families is a composition of matter patent family directed to the particular stoichiometry of TransCon CNP and a related TransCon carrier. As of December 31, 2023, this patent family included patents granted in Europe and the United States and a patent application in Europe. We expect any patents granted in this patent family to expire in October 2024, absent any patent term adjustments or extensions.

The second of these patent families is a composition of matter patent family directed to the TransCon linker used in TransCon CNP. As of December 31, 2023, this patent family included granted patents in the United States, Europe, the United Arab Emirates, Australia, Canada, China, Israel, Japan, Mexico, Russia and South Africa and included patent applications in Europe, the United States and Brazil. We expect any patents granted in this family to expire in January 2029, absent any patent term adjustments or extensions.

The third of these patent families is a composition of matter patent family directed to a broad class of TransCon CNP candidate structures. As of December 31, 2023, this patent family included patent applications in the United States, Europe, Australia, Canada, Israel, India, Japan, Mexico, Malaysia, New Zealand, Russia, Singapore and Thailand and a granted patent in China, South Korea, Malaysia, Russia, Singapore and South Africa. We expect any patents granted in this patent family to expire in January 2036, absent any patent term adjustments or extensions.

The fourth to the ninth patent families are composition of matter patent families directed various CNP compounds having beneficial properties. As of December 31, 2023, the first one of these six patent families included patent applications in the United States, Europe, Japan, Mexico and New Zealand and granted patents in the United States, Australia, Canada, Japan and South Africa. As of December 31, 2023, the second one included patent applications in the United States, Europe, Australia and Japan and a granted patent in the United States, Europe, Australia, Canada, Japan, and South Africa. As of December 31, 2023, the third one included patent applications in the United States, Europe, Australia, Brazil, Canada, Indonesia, Israel, India, Japan, South Korea, and Singapore and a granted patent in the United States, Australia, China, Israel, Japan, Mexico, Malaysia, New Zealand and South Africa. As of December 31, 2023, the fourth one included patent applications in the United States, Europe, Australia and Israel and a granted patent in the United States, Australia, Canada and New Zealand. As of December 31, 2023, the fifth one included patent application in the United States, Europe, Australia, Brazil, China, Israel and Singapore and a granted patent in the United States, Australia, Canada, China, Israel, New Zealand and South Korea. As of December 31, 2023, the sixth one included patent applications in the United States, Europe, Australia, Canada, Israel and New Zealand and a granted patent in the United States and Australia. We expect any patents granted in these patent families to expire in January 2037, absent any patent term adjustments or extensions.

The tenth patent family covers a combination therapy of TransCon CNP. As of December 31, 2023, this patent family includes patent applications in the United States, Europe, Australia, Brazil, Canada, Israel, South Korea, Singapore and Thailand and a granted patent in the United States, Europe, Australia, China, Indonesia, Israel, Japan, South Korea, Mexico, Malaysia, New Zealand, Russia, Singapore and South Africa. We expect any patents granted from this patent family to expire in September 2037, absent any patent term adjustments or extensions.

The eleventh patent family relates to a pharmaceutical composition comprising reversible CNP conjugates. As of December 31, 2023, this patent family includes patent applications in the United States, Europe, Australia, Brazil, Canada, China, Indonesia, Israel, India, Japan, South Korea, Mexico, Malaysia, New Zealand, the Philippines, Russia, Singapore, Taiwan, Thailand, Vietnam and South Africa and a granted patent in China. We expect any patents granted from this patent family to expire in February 2040, absent any patent term adjustments or extensions.

The twelfth patent family relates to a pharmacologically effective dose of TransCon CNP. As of December 31, 2023, this patent family was in Patent Cooperation Treaty phase. We expect any patents granted from this patent family to expire in December 2042, absent any patent term adjustments or extensions. One of the priorities of this family was also claimed by a further Patent Cooperation Treaty application relating to improving muscle function. We expect any patents granted from this branch of the family to expire in November 2043.

The thirteenth patent family relates to a liquid formulation of TransCon CNP. As of December 31, 2023, this patent family is in Patent Cooperation Treaty phase. We expect any patents granted from this patent family to expire in May 2043, absent any patent term adjustment or extensions.

TransCon TLR7/8 Agonist

As of December 31, 2023, our patent portfolio related to TransCon TLR7/8 Agonist includes seven patent families. The first patent family relates to hydrogels, which are first synthesized and subsequently loaded with drug-linker conjugates. As of December 31, 2023, this patent family included granted patents in the United States and in Europe. We expect any patents granted in these patent families to expire in July 2025, absent any patent term adjustments or extensions.

The second patent family relates to a specific class of PEG-based hydrogels. As of December 31, 2023, this patent family included granted patents in the United States, Europe, Australia, Brazil, Canada, China, Indonesia, Israel, India, Japan, South Korea, Mexico, Malaysia, New Zealand, Russia, Singapore and South Africa and patent applications in the United States, Europe and Thailand. We expect any patents granted in this patent family to expire in July 2030, absent any patent term adjustments or extensions.

The third patent family relates to a broad class of TransCon TLR7/8 Agonist candidate structures. As of December 31, 2023, this patent family included patent applications in the United States, Europe, Argentina, the United Arab Emirates, Australia, Brazil, Canada, China, Eurasia, Egypt, Indonesia, Israel, India, Japan, South Korea, Mexico, Malaysia, New Zealand, the Philippines, Singapore, Taiwan, Thailand, Vietnam and South Africa. The fourth to sixth patent families relate to TransCon TLR7/8 Agonist compounds having beneficial properties. As of December 31, 2023, the fourth patent family included patent applications in the United States, Europe, Australia, Canada, Israel and Singapore. The fifth patent included as of December 31, 2023, patent applications in the United States, Europe, Australia, Brazil, Canada, China, Israel, Japan, South Korea, Mexico, Russia, Singapore and South Africa. As of December 31, 2023, the sixth patent family included patent applications in the United States, Europe, Australia, Canada, Israel and Singapore. We expect any patents granted in all four of these patent families to expire in January 2040, absent any patent term adjustments or extensions.

The seventh patent family relates to a pharmaceutical dose of TransCon TLR7/8 Agonist. As of December 31, 2023, this application was in Patent Cooperation Treaty phase. We expect any patents granted from this patent family to expire in December 2042, absent any patent term adjustments or extensions.

TransCon IL-2 b/g

As of December 31, 2023, our patent portfolio related to TransCon IL-2 b/g includes four patent families. The first of these patent families is a composition of matter patent family directed to a TransCon linker used in TransCon IL-2 b/g. As of December 31, 2023, this patent family included patents granted in the United States, Europe, Australia, Brazil, Canada, Japan and Mexico and included a patent application in the United States. We expect any patents granted in this patent family to expire in March 2025, absent any patent term adjustments or extensions.

The second and third patent family are composition of matter patent families directed to a broad class of TransCon IL-2 b/g lead candidate structures. As of December 31, 2023, the second patent family included patent applications in the United States, Europe, Australia, Brazil, Canada, China, Indonesia, Israel, India, Japan, South Korea, Mexico, Malaysia, New Zealand, Russia, Singapore, Thailand and South Africa. We expect any patents granted in this patent family to expire in March 2039. As of December 31, 2023, the third patent family included patent applications in the United States, Europe, Argentina, the United Arab Emirates, Australia, Brazil, Canada, China, Eurasia, Egypt, Indonesia, Israel, India, Japan, South Korea, Mexico, Malaysia, New Zealand, the Philippines, Singapore, Taiwan, Thailand, Vietnam and South Africa. We expect any patents granted in this patent family to expire in June 2041, absent any patent term adjustments or extensions.

The fourth patent family relates to a pharmaceutical dose of TransCon IL-2 b/g. As of December 31, 2023, this patent family consists of three US provisional applications. We expect any patents granted in this patent family to expire in May 2044, absent any patent term adjustments or extension.

TransCon Technologies

Our patent portfolio also includes patents and patent applications generally relating to our TransCon technologies, including TransCon linkers, TransCon carriers and certain soluble conjugates. We own an aggregate of 16 patent families relating to TransCon linkers, the material components of which are described above. We own an aggregate of 11 patent families relating to TransCon carriers, the material components of which are described above. Finally, we own a composition of matter patent family that is directed to soluble conjugates in which one drug molecule is connected to one TransCon carrier molecule.

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

Government Regulation and Product Approval

Government authorities in the United States, at the federal, state and local level, and in other countries extensively regulate, among other things, the research, development, testing, manufacture, including any manufacturing changes, safety surveillance, efficacy, quality control, packaging, storage, recordkeeping, labeling, advertising, promotion, distribution, marketing, sale, import, export and the reporting of safety and other post-market information of pharmaceutical and medical device products such as those we are developing. Medicinal products, including drugs and biologics, must be approved by the FDA through the NDA or licensed by the FDA through the BLA process, before being able to be legally marketed in the US. Our product candidates will be subject to similar requirements in other countries prior to marketing in those countries. The processes for obtaining regulatory approvals in the United States, the EU and in other foreign countries, along with subsequent compliance with appropriate federal, state, local and foreign statutes and regulations, require the expenditure of substantial time and resources.

U.S. Government Regulation

In the United States, sponsors of drugs and biologics are subject to extensive regulation by the FDA, which regulates drugs under the Federal Food, Drug, and Cosmetic Act (“FDCA”) and in the case of biologics, also under the Public Health Service Act (“PHSA”) and their implementing regulations, and other federal, state, and local regulatory authorities. The FDCA, PHSA and their implementing regulations set forth, among other things, requirements for the research, testing, development, manufacture, quality control, safety, effectiveness, approval, labeling, storage, record keeping, reporting, distribution, import, export, advertising and promotion of our products. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval, may subject an applicant to a variety of administrative or judicial sanctions, such as the FDA’s refusal to approve pending NDAs or BLAs, withdrawal of an approval, imposition of a clinical hold on clinical studies, issuance of warning letters or other notices of violation, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties.

The process required by the FDA before a drug or biologic may be marketed in the United States generally involves the following:

•
completion of preclinical laboratory tests, animal studies and formulation studies in compliance with the FDA’s Good Laboratory Practice (“GLP”) regulations, where applicable;
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

Clinical Trials

Clinical trials involve the administration of the investigational pharmaceutical product to human subjects under the supervision of qualified investigators in accordance with GCP requirements, which include the requirement that all research subjects provide their informed consent in writing for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the trial, the parameters to be used in monitoring safety (such as the required subject examinations, processes for tracking adverse events and required laboratory investigations), and the effectiveness criteria to be evaluated. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. While the IND is active, progress reports summarizing the results of the clinical trials and nonclinical studies performed since the last progress report, among other information, must be submitted at least annually to the FDA. In addition, written safety reports regarding serious and unexpected suspected adverse events, findings from other studies suggesting a significant risk to humans exposed to the same or similar pharmaceutical products, findings from animal or in vitro testing suggesting a significant risk to humans, and any clinically important increased incidence of a serious suspected adverse reaction compared to that listed in the protocol or investigator brochure must be submitted to the FDA.

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

Additionally, product candidates studied for their safety and effectiveness in treating serious or life-threatening diseases or conditions may receive accelerated approval upon a determination that the product has an effect on a surrogate or intermediate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. As a condition of accelerated approval, the FDA will generally require the sponsor to perform adequate and well-controlled confirmatory clinical studies to verify and describe the anticipated effect on irreversible morbidity or mortality or other clinical benefit, and may require that such studies be well underway prior to granting any accelerated approval. Products receiving accelerated approval may be subject to expedited withdrawal procedures if the sponsor fails to conduct the required confirmatory studies in a timely manner or if such studies fail to verify the predicted clinical benefit. In addition, the FDA currently requires as a condition for accelerated approval pre-approval of promotional materials, which could adversely impact the timing of the commercial launch of the product.

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

Orphan Drug Designation

Under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biological product intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States, or more than 200,000 individuals in the United States and for which there is no reasonable expectation that the cost of developing and making the product available in the United States for this type of disease or condition will be recovered from sales of the product in the United States. ODD must be requested before submitting an NDA or BLA. After the FDA grants orphan drug designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. ODD does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. However, ODD does entitle a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages and user fee waivers.

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

The FDCA alternatively provides three years of non-patent exclusivity for an NDA, or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example new indications, dosages or strengths of an existing drug. This three-year exclusivity covers only the modification for which the drug received approval on the basis of the new clinical investigations and does not prohibit the FDA from approving ANDAs or 505(b)(2) NDAs for drugs containing the active agent for the original indication or condition of use. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to any preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

Pediatric Exclusivity

Pediatric exclusivity is a type of non-patent exclusivity in the United States and, if granted, provides for the attachment of an additional six months of marketing protection to the term of any existing regulatory exclusivity, including the five-year and three-year non-patent and orphan exclusivities. This six-month exclusivity may be granted if an NDA or BLA sponsor submits pediatric data that fairly respond to a written request from the FDA for such data. The data does not need to show the product to be effective in the pediatric population studied; rather, if the FDA has requested the study and the clinical study is deemed to fairly respond to the FDA’s request, the additional protection may be granted. If reports of FDA-requested pediatric studies are submitted to and accepted by the FDA within the statutory time limits, whatever statutory or regulatory periods of exclusivity or patent protection cover the product are extended by six months for purposes of the FDA approval process. This is not a patent term extension, but it effectively extends existing periods of regulatory exclusivity.

Foreign Regulation

To market any product outside of the United States, sponsors need to comply with numerous and different regulatory requirements of other countries regarding safety and efficacy and governing, among other things, clinical trials, marketing authorization, commercial sales and distribution of our products. Foreign regulatory approval processes include all of the risks associated with FDA approval set forth above, as well as additional country and region-specific regulation.

Whether or not applicants obtain FDA approval for a product, companies must obtain approval of a product by the comparable regulatory authorities of foreign countries before commencing clinical trials or marketing of the product in those countries. Approval by one regulatory authority does not ensure approval by regulatory authorities in other jurisdictions. The approval process varies from country to country, can involve additional testing or studies beyond that required by FDA, and may be longer or shorter than the FDA process. The requirements governing the conduct of clinical trials, product licensing, pricing, promotion, and reimbursement vary greatly from country to country.

Non-clinical Studies and Clinical Trials

Similar to the United States, the various phases of non-clinical and clinical research in the EU are subject to significant regulatory controls.

Non-clinical studies are performed to demonstrate the health or environmental safety of new chemical or biological substances. Non-clinical studies (pharmaco-toxicological) must be conducted in compliance with the principles of GLP as set forth in EU Directive 2004/10/EC (unless otherwise justified for certain particular medicinal products – e.g., radio-pharmaceutical precursors for radio-labeling purposes). In particular, non-clinical studies, both in vitro and in vivo, must be planned, performed, monitored, recorded, reported and archived in accordance with the GLP principles, which define a set of rules and criteria for a quality system for the organizational process and the conditions for non-clinical studies. These GLP standards reflect the Organization for Economic Co-operation and Development requirements.

Clinical trials of medicinal products in the EU must be conducted in accordance with EU and national regulations and the International Council for Harmonization of Technical Requirements for Pharmaceuticals for Human Use guidelines on GCP as well as the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki. If the sponsor of the clinical trial is not established within the EU, it must appoint an EU entity to act as its legal representative. The sponsor must take out a clinical trial insurance policy, and in most EU countries, the sponsor is liable to provide ‘no fault’ compensation to any study subject injured in the clinical trial.

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

While the Clinical Trials Directive required a separate clinical trial application (“CTA”), to be submitted in each member state in which the clinical trial takes place, to both the competent national health authority and an independent ethics committee, much like the FDA and IRB respectively, the EU CTR introduced a centralized process and only requires the submission of a single application for multi-center trials. The EU CTR allows sponsors to make a single submission to both the competent authority and an ethics committee in each member state, leading to a single decision per member state. The CTA must include, among other things, the trial protocol and an investigational medicinal product dossier containing information about the manufacture and quality of the medicinal product under investigation. The assessment procedure of the CTA has been harmonized as well, including a joint assessment by all member states concerned, and a separate assessment by each member state with respect to specific requirements related to its own territory, including ethics rules. Each member state’s decision is communicated to the sponsor via the centralized EU portal. Once the CTA is approved, clinical study development may proceed. One of the main aims of EU CTR is to increase transparency about clinical trials, which is done by making documents and data from the CTA publicly available through the Clinical Trials Information System at the time of decision about the clinical trial. There are few exceptions to this, and release of personal data and company confidential information is controlled through redaction. The EU CTR foresees a three-year transition period. The extent to which ongoing and new clinical trials will be governed by the EU CTR depends on the date of submission of the initial application, and whether the trial completes after the end of the transition period (January 31, 2025). Clinical trials for which an application was submitted (i) prior to January 31, 2022 under the Clinical Trials Directive, or (ii) between January 31, 2022 and January 31, 2023 and for which the sponsor has opted for the application of the Clinical Trials Directive remain governed by said Directive until January 31, 2025. After this date, all clinical trials (including those which are ongoing) will become subject to the provisions of the EU CTR.

Medicines used in clinical trials must be manufactured in accordance with GMP. Other national and EU-wide regulatory requirements may also apply.

Marketing Authorization

In order to market our future product candidates in the EU and many other foreign jurisdictions, we must obtain separate regulatory approvals. More concretely, in the EU, medicinal product candidates can only be commercialized after obtaining a marketing authorization (“MA”). To obtain regulatory approval of a product candidate under EU regulatory systems, we must submit a MA application (“MAA”). The process for doing this depends, among other things, on the nature of the medicinal product. There are two types of MAs:

•
“Centralized MAs” are issued by the EC through the centralized procedure based on the opinion of the Committee for Medicinal Products for Human Use of the EMA, and are valid throughout the EU. The centralized procedure is compulsory for certain types of medicinal products such as (i) medicinal products derived from biotechnological processes, (ii) designated orphan medicinal products, (iii) advanced therapy medicinal products (such as gene therapy, somatic cell therapy and tissue engineered products) and (iv) medicinal products containing a new active substance indicated for the treatment of certain diseases, such as HIV/AIDS, cancer, diabetes, neurodegenerative diseases or autoimmune diseases and other immune dysfunctions, and viral diseases. The centralized procedure is optional for products containing a new active substance not authorized in the EU before May 20, 2004, or that represent a significant therapeutic, scientific or technical innovation, or whose authorization would be in the interest of public health in the EU. Under the centralized procedure the maximum timeframe for the evaluation of an MAA by the EMA is 210 days, excluding clock stops.
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

Orphan Medicinal Products

The criteria for designating an “orphan medicinal product” in the EU are similar in principle to those in the United States, albeit with some key differences in definition. A medicinal product can be designated as an orphan if its sponsor can establish that: (1) the product is intended for the diagnosis, prevention or treatment of a life threatening or chronically debilitating condition (2) either (a) such condition affects not more than five in 10,000 persons in the EU when the application is made, or (b) the product, without the benefits derived from the orphan status, would not generate sufficient return in the EU to justify the necessary investment; and (3) there exists no satisfactory method of diagnosis, prevention or treatment of the condition in question that has been authorized for marketing in the EU or, if such method exists, the product will be of significant benefit to those affected by that condition.

OD must be requested before submitting an MAA. An EU orphan designation entitles a sponsor to incentives such as reduction of fees or fee waivers, protocol assistance, and access to the centralized procedure. Upon grant of a MA, orphan medicinal products are entitled to a ten years of market exclusivity for the approved indication, which means that the competent authorities cannot accept another MAA, or grant a MA, or accept an application to extend a MA for a similar medicinal product for the similar indication for a period of ten years. The period of market exclusivity is extended by two years for orphan medicinal products that have also complied with an agreed pediatric investigation plan (“PIP”). No extension to any supplementary protection certificate can be granted on the basis of pediatric studies for orphan indications. OD does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.

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

Brexit and the Regulatory Framework in the United Kingdom

Since January 1, 2021, the Medicines and Healthcare products Regulatory Agency (“MHRA”) has been the UK’s standalone medicines and medical devices regulator. As a result of the Northern Ireland protocol, different rules apply in Northern Ireland than in England, Wales, and Scotland, together, Great Britain (“GB”); broadly, Northern Ireland continues to follow the EU regulatory regime, but its national competent authority remains the MHRA.

The MHRA has introduced changes to national licensing procedures, including procedures to prioritize access to new medicines that will benefit patients, including a 150-day assessment and a rolling review procedure. All existing EU MAs for centrally authorized products were automatically converted or grandfathered into UK MAs, effective in GB (only), free of charge on January 1, 2021, unless the MA holder chooses to opt-out. In order to use the centralized procedure to obtain a MA that will be valid throughout the EEA, companies must be established in the EEA. Therefore after Brexit, companies established in the UK can no longer use the EU centralized procedure and instead an EEA entity must hold any centralized MAs. In order to obtain a UK MA to commercialize products in the UK, an applicant must be established in the UK and must follow one of the UK national authorization procedures or one of the remaining post-Brexit international cooperation procedures to obtain an MA to commercialize products in the UK. The MHRA may rely on a decision taken by the EC on the approval of a new (centralized procedure) MA when determining an application for a GB authorization (the so-called “EC Decision Reliance Procedure” (“ECDRP”)); or use the MHRA’s decentralized or mutual recognition reliance procedures (“MRDCRP”) which enable MAs approved in EU member states (or Iceland, Liechtenstein, Norway) to be granted in GB.

From January 1, 2024, the ECDRP has been replaced by the new International Recognition procedure (“IRP”) which will allow the MHRA to conduct targeted assessments by recognizing approvals from trusted partner agencies such as the European Commission. The MRDCRP is incorporated under the umbrella of the IRP. Additionally, the ‘Unfettered Access Procedure’ enables an MA holder in Northern Ireland to seek recognition in Great Britain. There is no pre-MA orphan designation. Instead, the MHRA will review applications for orphan designation in parallel to the corresponding MA application. The criteria are essentially the same, but have been tailored for the market, i.e., the prevalence of the condition in GB, rather than the EU, must not be more than five in 10,000. Should an orphan designation be granted, the period or market exclusivity will be set from the date of first approval of the product in GB.

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

In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted. These changes include the Budget Control Act of 2011, which resulted in reductions in Medicare payments to providers, which went into effect on April 1, 2013 and will stay in effect through 2032, with the exception of a temporary suspension from May 1, 2020 through March 31, 2022, unless additional Congressional action is taken. On January 2, 2013, the American Taxpayer Relief Act was signed into law, which, among other things, reduced certain Medicare payments to several types of providers, including hospitals. The legislation also increased the statute of limitations period for the government to recover overpayments to providers from three to five years. In addition, the American Rescue Plan Act of 2021 was signed into law, which eliminated the statutory Medicaid drug rebate cap, beginning January 1, 2024. The rebate was previously capped at 100% of a drug’s average manufacturer price.

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

Moreover, there has been heightened governmental scrutiny recently over the manner in which drug manufacturers set prices for their marketed products, which has resulted in several U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. Most recently, on August 16, 2022, the Inflation Reduction Act of 2022 (“IRA”) was signed into law. Among other things, the IRA requires manufacturers of certain drugs to engage in price negotiations with Medicare (beginning in 2026), with prices that can be negotiated subject to a cap; imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation (first due in 2023); and replaces the Part D coverage gap discount program with a new discounting program (beginning in 2025). The IRA permits the Secretary of the Department of Health and Human Services, or HHS, to implement many of these provisions through guidance, as opposed to regulation, for the initial years. On August 29, 2023, HHS announced the list of the first ten drugs that will be subject to price negotiations, although the drug price negotiation program is currently subject to legal challenges. For that and other reasons, it is currently unclear how the IRA will be effectuated. Further, in response to the Biden administration’s October 2022 executive order, on February 14, 2023, HHS released a report outlining three new models for testing by the Centers for Medicare & Medicaid Services, or CMS, Innovation Center which will be evaluated on their ability to lower the cost of drugs, promote accessibility, and improve quality of care. It is unclear whether the models will be utilized in any health reform measures in the future. Individual states in the United States have also become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical product pricing, including through constraints on reimbursement, imposition of mandatory discounts, restrictions on access to certain products, transparency measures, and programs for importation from other countries or bulk purchasing.

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

In 2011, Directive 2011/24/EU was adopted at the EU level. This Directive establishes a voluntary network of national authorities or bodies responsible for HTA in the individual EU member states. The network facilitates and supports the exchange of scientific information concerning HTAs. Further to this, on December 13, 2021, Regulation No 2021/2282 on HTA, amending Directive 2011/24/EU, was adopted. While the Regulation entered into force in January 2022, it will only begin to apply from January 2025 onwards, with preparatory and implementation-related steps to take place in the interim. Once applicable, it will have a phased implementation depending on the concerned products. The Regulation intends to boost cooperation among EU member states in assessing health technologies, including new medicinal products, and provide the basis for cooperation at the EU level for joint clinical assessments in these areas. It will permit EU member states to use common HTA tools, methodologies, and procedures across the EU, working together in four main areas, including joint clinical assessment of the innovative health technologies with the highest potential impact for patients, joint scientific consultations whereby developers can seek advice from HTA authorities, identification of emerging health technologies to identify promising technologies early, and continuing voluntary cooperation in other areas. Individual EU member states will continue to be responsible for assessing non-clinical (e.g., economic, social, ethical) aspects of health technology, and making decisions on pricing and reimbursement.

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

Data Privacy and Security

Privacy and data security have become significant issues in the United States, Europe and in many other jurisdictions where we may in the future conduct our operations. As we receive, collect, process, use and store personal and confidential data, we are or may become subject to diverse laws and regulations relating to data privacy and security, such as data breach notification laws, health information privacy and security laws, and consumer protection laws in the United States and abroad including the GDPR and the U.K. GDPR. Privacy and security laws, regulations, and other obligations are complex and constantly evolving, and any unauthorized access, disclosure and other loss of personal data, including by third party vendors providing support services, can result in investigations, proceedings, or actions that lead to significant civil and/or criminal penalties, restrictions on data processing and reputational damage.

C.
Organizational Structure

Certain of our operations are conducted through our following wholly-owned subsidiaries: Ascendis Pharma GmbH (Germany), Ascendis Pharma Endocrinology GmbH (Germany) Ascendis Pharma, Inc. (Delaware, United States), Ascendis Pharma Endocrinology, Inc. (Delaware, United States), Ascendis Pharma, Ophthalmology Division A/S (Denmark), Ascendis Pharma, Endocrinology Division A/S (Denmark), Ascendis Pharma Bone Diseases A/S (Denmark), Ascendis Pharma Growth Disorders A/S (Denmark), Ascendis Pharma Oncology Division A/S (Denmark), Ascendis Pharma Nordics A/S (Denmark), Ascendis Pharma Europe A/S (Denmark), Ascendis Pharma UK, Limited (United Kingdom), Ascendis Pharma Iberia S.L. (Spain) and Ascendis Pharma France SASU (France) (established in 2024). These subsidiaries are also set forth in Exhibit 8.1 to this annual report.

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

The following table specifies our leased facilities and their related activities.

Location	Size (in square meters)	Primary usage	Enforceable lease period	Option to extend the lease beyond enforceable lease period
Denmark
Tuborg Boulevard, Hellerup	7,775	Corporate headquarters, administration and R&D	July, 2029	No
Tuborg Boulevard, Hellerup	4,304	Administration	May, 2038	No
Germany
Technologiepark, Heidelberg	3,152	R&D and laboratory facilities	October 2024 - January 2025	Rolling 24 months option to extend
Max-Jarecki-Str., Heidelberg	2,321	Administration, R&D and laboratory facilities	January, 2026	No
Moosacher strabe, Munich	592	Selling and administration	November, 2033	No
United States
Page Mill, Palo Alto, California	6,765	Administration	October, 2033	Option to extend for up to two periods of five years each
Redwood City, California	3,681	R&D and laboratory facilities	April, 2030	Option to extend for additional five years
West Windsor Township, New Jersey	1,097	Selling and administration	December, 2025	Option to extend for additional five years

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

Item 5 Operating and Financial Review and Prospects

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and related notes appearing elsewhere in this annual report. In addition to historical information, this discussion contains forward-looking statements based on our current expectations that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth in the “Item 3 D. Key Information—Risk Factors” and “Special Note Regarding Forward-Looking Statements” sections and elsewhere in this annual report.

A.
Operating Results

Refer to Part I, Item 5 in our Annual Report on Form 20-F for the financial year ended December 31, 2022 (filed with the SEC on February 16, 2023) for additional discussion of our financial condition and results of operations for the year ended December 31, 2021, as well as our financial condition and results of operations for the year ended December 31, 2022, compared to the year ended December 31, 2021.

Overview

For a description of business highlights in 2023, please refer to “Item 4B. Information on the Company—Business Overview”.

Financial Operations Overview

Income and Expenses

Revenue from commercial product sales and clinical trial supply is recognized when the customer has obtained control of the goods and it is probable that we will collect the consideration to which we are entitled for transferring the goods. Control is transferred upon delivery. Service fees are recognized as revenue when the services have been performed. License agreements, which transfer rights to our intellectual property (“IP”) with significant stand-alone value are classified as “right-to-use”, with revenue recognized at the point in time when the customer can use and benefit from the IP.

Our operating expenses relate to research and development activities and to selling, general and administration activities. Research and development costs (“R&D costs”) consist primarily of product development and pre-commercial manufacturing costs, preclinical and clinical study costs and costs for process optimizations and improvements performed by Clinical Research Organizations (“CROs”) and Contract Manufacturing Organizations (“CMOs”), salaries and other personnel costs including pension and share-based payment, the cost of facilities, professional fees, cost of obtaining and maintaining our IP portfolio, and depreciation of non-current assets used in research and development activities. Selling, general and administrative expenses (“SG&A expenses”) comprise salaries and other personnel costs including pension and share-based payment, office supplies, cost of facilities, professional fees, and depreciation of non-current assets related to selling, general and administrative activities, and pre-commercial and commercial activities.

A material portion of our operating expenses are denominated in other currencies than the Euro, which expose our operating expenses to volatility. We do not enter into derivative financial instruments to manage our exposure to foreign exchange risks.

Operating Assets and Liabilities

Our operating assets and liabilities primarily relate to property, plant and equipment, inventories, receivables, prepayments and accruals for development costs, lease liabilities, trade payables and other liabilities, and contract liabilities (deferred income). Property, plant and equipment primarily relate to leased facilities, which are recognized and measured as right-of-use assets in the consolidated financial statements. Our receivables and liabilities are exposed to development in foreign currencies, primarily with respect to the U.S. Dollar. Please refer to the “Foreign Currency Risk” section under “Quantitative and Qualitative Disclosures about Market Risk” in this “Item 5 A. Operating and Financial Review and Prospects—Operating Results” and to Note 17, “Financial Risk Management”, for an analysis of our foreign currency exposure.

We have built up inventories to support the commercialization of SKYTROFA® (lonapegsomatropin) as well as the launch of YORVIPATH® (palopegteriparatide). In addition to commercial inventories, manufacturing of pre-launch inventories is initiated for late-stage product candidates and is recognized as inventories. However, since pre-launch inventories are not realizable prior to obtaining marketing approvals, pre-launch inventories are immediately written down to zero through research and development costs.

Capital Structure

The Company’s capital structure consists of equity and external borrowings obtained through issuance of convertible senior notes (“convertible notes”) and royalty funding liabilities. The Company is not subject to any contractually imposed capital requirements or financial covenants. For further details, please refer to “Item 5 B. Operating and Financial Review and Prospects—Liquidity and Capital Resources”.

Results of Operations

	2023	2022
	(EUR’000)
Revenue	266,718	51,174
Cost of sales	44,395	12,137
Gross profit	222,323	39,037
Research and development costs	413,454	379,624
Selling, general and administrative expenses	264,410	221,227
Operating profit/(loss)	(455,541)	(561,814)
Share of profit/(loss) in associate	(18,395)	(17,697)
Finance income	43,857	52,181
Finance expenses	44,065	50,487
Profit/(loss) before tax	(474,144)	(577,817)
Tax on profit/(loss) for the year	(7,303)	(5,377)
Net profit/(loss) for the year	(481,447)	(583,194)

Comparison of the years ended December 31, 2023 and 2022

We had a net loss of €481.4 million for the year ended December 31, 2023 compared to a net loss of €583.2 million for the year ended December 31, 2022. Our total equity presented a negative balance of €145.7 million as of December 31, 2023, compared to a positive balance of €263.3 million as of December 31, 2022. Further details about our results of operations are described in the following sections.

Revenue

The following table summarizes our revenue for the years ended December 31, 2023 and December 31, 2022:

	2023	2022
	(EUR’000)
Sale of commercial products	178,663	35,659
Rendering of services	21,659	4,434
Sale of clinical supply	319	8,534
Licenses	66,077	2,547
Total revenue	266,718	51,174

Revenue for the year ended December 31, 2023 was €266.7 million, representing an increase of €215.5 million compared to the year ended December 31, 2022. This increase was primarily attributable to the higher commercial sales of SKYTROFA, higher revenue from rendering of services, as well as the $70 million upfront payment received from our exclusive license agreement with Teijin Limited.

The development in quarterly revenue from the sale of commercial products from the three months ended, December 2022, to the three months ended December 2023, was as follows:

	Three Months Ended,					Twelve Months Ended,
	December 31, 2022	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023	December 31, 2023
	(EUR'000)
Sale of commercial products	17,084	31,551	35,895	46,968	64,249	178,663

Cost of Sales

Cost of sales for the year ended December 31, 2023 was €44.4 million, representing an increase of €32.3 million compared to the year ended December 31, 2022. This increase was primarily attributable to an increase in commercial products sold but also attributable to a higher level of rendering services.

Research and Development Costs

The following table specifies external project costs on the development pipeline and other R&D costs.

	2023	2022
	(EUR’000)
External project costs
TransCon hGH	63,981	98,483
TransCon PTH	40,580	41,537
TransCon CNP	58,615	42,133
TransCon IL-2 b/g	31,993	13,665
TransCon TLR7/8 Agonist	33,482	25,110
Ophthalmology	16,721	3,142
Other project costs	1,025	1,019
Total external project costs (1)	246,397	225,089
Other research and development costs
Employee costs	127,002	122,581
Other costs	21,925	21,062
Depreciation	10,296	10,892
Impairment	7,834	—
Total other research and development costs	167,057	154,535
Total research and development costs	413,454	379,624
(1)
For the year ended December 31, 2022, other project costs of €5.7 million was reclassified to Ophthalmology and TransCon IL-2 b/g, with €3.2 million and €2.5 million, respectively.

The development of R&D costs reflects the advancement of our pipeline of endocrinology and oncology, where we have multiple prodrug therapies in development, as well as ophthalmology.

R&D costs for the year ended December 31, 2023 was €413.5 million representing an increase of €33.8 million compared to the year ended December 31, 2022. This increase was primarily due to a €26.7 million increase in external project costs within our oncology programs, TransCon IL-2 b/g and TransCon TLR7/8 Agonist, primarily driven by a general increase in development activities and scale-up and transfer activities, as well as higher clinical trial costs. External project costs related to TransCon CNP increased by €16.5 million due to new clinical trial start-ups in 2023. External project costs related to TransCon hGH decreased by €34.5 million primarily driven by lower manufacturing costs and lower clinical trial activities, and external project costs related to TransCon PTH of €40.6 million were in line with the prior year. External project costs within ophthalmology increased by €13.6 million, driven by continued product development activities. Other research and development costs increased by €12.5 million, primarily reflecting a general increase in employee and other costs attributable to organizational growth, and also reflecting an impairment charge on leasehold improvements and equipment at one of our R&D sites, following change in planned activities.

The development in quarterly external project costs was as follows:

	Three Months Ended,
	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023
	(EUR’000)
External project costs
TransCon hGH	18,010	12,882	20,892	12,197
TransCon PTH	12,514	10,100	10,600	7,366
TransCon CNP	10,945	13,473	18,627	15,570
TransCon IL-2 b/g	11,195	8,532	10,279	1,987
TransCon TLR7/8 Agonist	8,492	12,081	7,843	5,066
Ophthalmology	1,721	3,038	5,543	6,419
Other project costs	507	36	129	353
Total external project costs (1)	63,384	60,142	73,913	48,958
(1)
For the three months ended March 31, 2023 and June 30, 2023, other project costs of €2.8 million and €3.8 million, respectively, were reclassified to Ophthalmology and TransCon IL-2 b/g , with €1.7 million and €1.1 million, respectively for the three months ended March 31, 2023, and €3.0 million and €0.8 million, respectively, for the three months ended June 30, 2023.

Selling, General and Administrative Expenses

The following table specifies SG&A expenses:

	2023	2022
	(EUR’000)
Selling, general and administrative expenses
Employee costs	115,706	93,981
Other costs	142,598	121,425
Depreciation	6,106	5,821
Total selling, general and administrative expenses	264,410	221,227

SG&A expenses for the year ended December 31, 2023 was €264.4 million representing an increase of €43.2 million compared to the year ended December 31, 2022. This increase was primarily due to higher external commercial expenses related to SKYTROFA in the U.S., pre-launch activities for SKYTROFA outside the U.S., global pre-launch activities for TransCon PTH, higher employee related expenses and other general and administrative expenses attributable to organizational growth.

The development in quarterly SG&A expenses was as follows:

	Three Months Ended,
	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023
	(EUR’000)
Selling, general and administrative expenses
Employee costs	27,473	30,225	28,381	29,627
Other costs	37,573	38,876	34,133	32,016
Depreciation	1,493	1,180	1,101	2,332
Total selling, general and administrative expenses	66,539	70,281	63,615	63,975

Finance Income and Finance Expenses

Finance income and finance expenses are affected by development in the U.S. Dollar compared to the Euro, primarily driven by conversion of monetary positions in U.S. Dollar into Euro, including marketable securities, cash and cash equivalents, receivables and payables, convertible notes and royalty funding liabilities. Finance expenses are significantly affected by convertible notes and royalty funding liabilities in the form of interest and amortization charges. In addition, the conversion option embedded in the convertible notes is recognized and measured at fair value, where a non-cash fair value adjustment was recognized through finance income in the year ended December 31, 2023. Similarly, subsequent reporting periods may result in significant non-cash finance income or expenses. For further details, please refer to “Equity Risk” in section “Qualitative Disclosures about Market Risk” of this “Item 5 A. Operating and Financial Review and Prospects—Operating Results” and Note 16, “Financial Assets and Liabilities”.

Finance income for the year ended December 31, 2023 was €43.9 million representing a decrease of €8.3 million compared to the year ended December 31, 2022. This decrease was primarily due to €32.4 million lower exchange rate gains, partly offset by €14.7 million gain on derivative liabilities compared to a loss on derivative liabilities in 2022 and €9.4 million higher interest income from marketable securities and bank deposits.

Finance expenses for the year ended December 31, 2023 was €44.1 million representing a decrease of €6.4 million compared to the year ended December 31, 2022. This decrease was primarily due to a gain on derivative liabilities in 2023 compared to a €15.5 million loss on derivative liabilities in 2022, partly offset by €13.4 million interest expense, primarily attributable to higher amortization charges and interest on convertible notes and royalty funding liabilities, and €4.3 million lower transaction costs attributable to the convertible notes financing.

Critical Accounting Policies, Judgements and Estimates

The consolidated financial statements are prepared in accordance with the IFRS Accounting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), and as adopted by the European Union (“EU”). A description of critical accounting policies is provided in Note 2, “Summary of Significant Accounting Policies” and Note 3, “Significant Accounting Judgements and Estimates” in the audited consolidated financial statements as of and for the years ended December 31, 2023, 2022 and 2021, of this annual report.

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

As of December 31, 2023, the provisions for sales rebates and product returns was €32.7 million compared to €7.3 million as of December 31, 2022. Development in total provisions is disclosed in Note 15, “Provisions”.

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

In 2021, the Company for the first time, in connection with determining the grant date fair value of warrants and accordingly warrant compensation costs, applied the price of the Company’s ADSs, each representing one ordinary share of the Company, as input for expected volatility. Until December 31, 2020, the expected volatility was calculated using a simple average of daily historical data of comparable publicly traded companies, as the Company did not have sufficient data for the volatility of the Company’s own share price. Refer to Note 7, “Share-based Payment”, for additional details on the Company’s warrant program and option-pricing model input.

Warrant compensation cost recognized in the consolidated statement of profit or loss was €28.8 million, €55.2 million and €66.1 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Valuation of Embedded Derivatives

Foreign currency conversion options embedded in the convertible notes are accounted for separately as derivative liabilities at fair value through profit or loss.

Fair value cannot be measured based on quoted prices in active markets, or other observable input, and accordingly, derivative liabilities are measured by use of valuation techniques in the form of the Black-Scholes Option Pricing model. Subjective judgements and assumptions, which are subject to estimation uncertainties, need to be exercised in determining the appropriate unobservable input to the valuation model (Level 3 in the fair value hierarchy). This includes volatility of the Company’s share price for a historic period, reflecting the assumption that the historical volatility is indicative of a period similar to the expected lifetime of the options.

As of December 31, 2023, the valuation of the derivative liabilities was €143.3 million compared to €158.0 million as of December 31, 2022. Changes in assumptions relating to these factors could affect the reported fair value of derivative liabilities. Refer to Note 16, “Financial Assets and Liabilities”, for additional details.

Measurement of Royalty Funding Liabilities

The carrying amount of royalty funding liabilities is measured according to anticipated future cash flows, which further depends on the amount and timing of future commercial revenue. Assumptions that impact the amount and timing of future commercial revenue are subject to estimation uncertainties, and are subject to a number of factors which are not within the Company's control.

The Company will periodically revisit the anticipated amount and timing of future commercial revenue and to the extent such amount or timing is materially different from the previous estimates, a remeasurement gain or loss is recognized through the profit or loss as finance income or expenses, respectively, which would further increase or decrease future interest expenses. Further details are provided in Note 16, “Financial Assets and Liabilities”.

As of December 31, 2023, the carrying amount of the royalty funding liabilities was €138.4 million.

Quantitative and Qualitative Disclosures about Market Risk

Our activities expose us to financial risks related to changes in foreign currency exchange rates, interest rates and inflation. We do not enter into derivative financial instruments to manage our exposure to such risks. Further, we are exposed to credit risk, equity risk and liquidity risk. For a description of our exposure to liquidity risks, including risks associated with the royalty funding liabilities and processes for managing these risks, please refer to “Liquidity and Capital Resources,” set forth below and maturity analysis for non-derivative financial liabilities provided in Note 16, “Financial Assets and Liabilities”.

Foreign Currency Risk

We are exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the U.S. Dollar. Currently, a significant portion of our revenue is denominated in U.S. Dollars. Our outstanding convertible notes and royalty funding liabilities are denominated in U.S. Dollars. Similarly, a material portion of our operating expenses are denominated in U.S. Dollars. We seek to minimize our exchange rate risk by maintaining cash positions in the currencies in which we expect to incur the majority of our future expenses and we make payments from those positions.

As of December 31, 2023, the direct exposure from U.S. Dollar (U.S. Dollar monetary assets and liabilities held by non-U.S. Dollar entities) was a net liability of €369.1 million, which primarily related to borrowings and other liabilities, countered by cash, cash equivalents and marketable securities. A sensitivity analysis of our exposure to the U.S. Dollar based on outstanding foreign currency denominated monetary items as of December 31, 2023, shows that a strengthening of the U.S. Dollar against the Euro by 10% would decrease profit or loss and equity before tax by €36.9 million.

A 10% weakening of the U.S. Dollar against the Euro would increase profit or loss and equity before tax by a similar amount.

Interest Rate Risk

Outstanding convertible notes comprise a 2.25% coupon fixed rate structure. Further, the effective interest rate on royalty funding liabilities is estimated at initial recognition and takes into account anticipated amount and timing of future cash flows, which further depends on future commercial revenue forecasts and the probability of exercising the embedded buy-out option. Material changes to anticipated future cash flows could potentially increase or decrease future interest expense. In addition, the interest rate on lease liabilities is fixed at the lease commencement date.

Future indebtedness, including those related to lease arrangements, if any, may be subject to higher interest rates. In addition, future interest income from interest-bearing bank deposits and marketable securities may fall short of expectations due to changes in interest rates.

Derivative liabilities are measured at fair value through profit or loss. Since the fair value is exposed from the development in interest rates, the profit or loss is exposed to volatility from such development. For further details about our derivative liabilities, please refer to Note 16, “Financial Assets and Liabilities”.

The effects of interest rate fluctuations are not considered a material risk to the Company’s financial position. Accordingly, no interest sensitivity analysis has been presented.

Inflation Risk

Inflation affects us as our vendors may pass on any increased costs to us and accordingly increase our R&D costs, SG&A expenses and cost of manufacturing. We do not believe that inflation had a material impact on our results of operation for the years ended December 31, 2023 and 2022.

Credit Risk

We have adopted an investment policy with the primary purpose of preserving capital, fulfilling our liquidity needs and diversifying the risks associated with cash, cash equivalents and marketable securities. Our investment policy establishes minimum ratings for institutions with which we hold cash, cash equivalents and marketable securities, as well as rating and concentration limits for marketable securities held. All material counterparties are considered creditworthy. While the concentration of credit risk may be significant, the credit risk for each individual counterpart is considered to be low. Our exposure to credit risk primarily relates to cash, cash equivalents, and marketable securities. The credit risk on our bank deposits is limited because the counterparties holding significant deposits are banks with high credit-ratings (minimum A3/A-) assigned by international credit-rating agencies.

We maintain the majority of our cash and cash equivalents in accounts with major financial institutions, and our deposits at these institutions exceed insured limits.

In order to mitigate the concentration of credit risks on bank deposits and to preserve capital, a portion of the bank deposits may be placed into marketable securities. Our investment policy, approved by our Board of Directors, only allows investment in marketable securities having investment grade credit-ratings, assigned by international credit-rating agencies.

Marketable securities specified by investment grade credit rating are specified below:

	2023		2022
	Carrying amount	Fair value	Carrying amount	Fair value
	(EUR’000)
Marketable securities specified by investment grade credit rating
High grade	4,523	4,519	203,530	202,048
Upper medium grade	2,752	2,747	94,650	93,795
Lower medium grade	—	—	—	—
Total marketable securities	7,275	7,266	298,180	295,843

Equity Risk

We are exposed to equity risk from changes in the Company’s share price, when remeasuring derivative liabilities at fair value. Derivative liabilities relate to the foreign currency conversion option embedded in the convertible notes and are measured at fair value through profit or loss.

Fair value cannot be measured based on quoted prices in active markets, or other observable input, and accordingly, derivative liabilities are measured by using the Black-Scholes option pricing model, where the pricing is exposed from changes in the Company’s share price. Since the fair value is exposed to the Company's share price, the profit or loss is exposed to volatility from such development. For further details about our derivative liabilities and for sensitivity analysis, please refer to Note 16, “Financial Assets and Liabilities”.

B.
Liquidity and Capital Resources

Our liquidity and capital resources comprise cash, cash equivalents and marketable securities. As of December 31, 2023, these amounted to €399.4 million, and are specified as follows:

	Carrying amount	Fair value
	(EUR’000)
December 31, 2023
Liquidity and capital resources
Marketable securities	7,275	7,266
Cash and cash equivalents	392,164	392,164
Total liquidity and capital resources	399,439	399,430
Classification in consolidated statement of financial position
Non-current assets	—	—
Current assets	399,439	399,430
Total liquidity and capital resources	399,439	399,430

As of December 31, 2023, marketable securities had a weighted average duration of 1.0 month after the reporting date.

Our expenditures primarily relate to research and development activities and selling, general and administrative activities to support our business, including our continued development of therapeutic areas within endocrinology and oncology, the commercialization of SKYTROFA and YORVIPATH, and expenses made in anticipation of potential future product launches. We manage our liquidity risk by maintaining adequate cash reserves and banking facilities, and by matching the maturity profiles of financial assets including marketable securities, with cash-forecasts including payment profiles on liabilities. We monitor the risk of a shortage of funds through a liquidity planning tool to ensure sufficient funds are available to settle liabilities as they become due.

As of December 31, 2023, the consolidated statements of financial position presented a negative balance of equity of €145.7 million. Under Danish corporate law, as Ascendis Pharma A/S, the parent company of the Company, holds a positive balance of equity, the Company is currently not subject to legal or regulatory requirements to re-establish the balance of equity. There is no direct impact from the negative balance of equity to the liquidity and capital resources.

Based on our current operating plan, we believe that our existing capital resources as of December 31, 2023 will be sufficient to meet our projected cash requirements for at least twelve months from the date of this annual report. However, our operating plan may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned.

Historically, we have funded our operations primarily through issuance of preference shares, ordinary shares, including our initial public offering, follow-on offerings and exercise of warrants, convertible debt securities, and payments to us made under collaboration agreements. Including our initial public offering, since February 2015, we have completed public offerings of American Depositary Shares (“ADSs”) with net proceeds of $2,256.6 million (or €1,968.4 million at the time of the offerings).

In March 2022, we issued an aggregate principal amount of $575.0 million of fixed rate 2.25% convertible notes. The coupon interest is payable semi-annually. Unless earlier converted or redeemed, the convertible notes will mature on April 1, 2028. Refer to Note 16, “Financial Assets and Liabilities” for further information. We used $116.7 million (€105.3 million) of the net proceeds from the offering in March 2022 to repurchase 1,000,000 ADSs representing our ordinary shares. The holding of treasury shares is disclosed in Note 17, “Financial Risk Management”.

In September 2023, we entered into a $150.0 million capped synthetic royalty funding agreement (the “Royalty Pharma Agreement”) with Royalty Pharma Development Funding, LLC (“Royalty Pharma”). Under the terms of the Royalty Pharma Agreement, in exchange for Royalty Pharma's payment of a cash purchase price of $150.0 million at closing (the “Purchase Price”), we have agreed to sell Royalty Pharma the right to receive payment of 9.15% of U.S. net sales of SKYTROFA, beginning on January 1, 2025 (the “Revenue Interest Payments”). The Revenue Interest Payments to Royalty Pharma will cease upon reaching a multiple of 1.925 times the Purchase Price, or 1.65 times the Purchase Price if Royalty Pharma receives Revenue Interest Payments in that amount by December 31, 2031. The Royalty Pharma Agreement includes a buy-out option under various terms and conditions. Obligations under the Royalty Pharma Agreement are presented as part of borrowings in the consolidated statements of financial position. Further details are provided in Note 16, “Financial Assets and Liabilities”.

Cash requirements

We maintain cash-forecasts to ensure sufficient cash reserves are available to settle liabilities as they fall due.

As of December 31, 2023, our cash requirements primarily relate to the following:

•
Semi-annual interest payments and potential repayment (April 1, 2028) of principal amount of convertible notes;
•
Payment of 9.15% on net U.S. SKYTROFA revenue to Royalty Pharma, beginning in the second quarter of 2025;
•
Lease obligations related to our office and research and development facilities;
•
Purchase obligations under our commercial supply agreements and related activities; and
•
Research and development activities related to clinical trials for our product candidates in clinical development.

Our cash requirements are determined in Euro applying foreign exchange rates at December 31, 2023. Accordingly, actual cash payments are exposed to development in foreign currencies, primarily with respect to the U.S. Dollar. Please refer to “Foreign Currency Risk” section under “Quantitative and Qualitative Disclosures about Market Risk”, above, and to Note 17, “Financial Risk Management”, for an analysis of our foreign currency exposure.

Our borrowings comprise convertible notes and royalty funding liabilities. As of December 31, 2023, on an unconverted basis for convertible notes, short-term (payable within twelve months after the reporting date) and long-term (payable beyond twelve months after the reporting date) cash requirements (on an undiscounted basis) for our borrowings are €11.7 million and €785.3 million, respectively. For further details about convertible senior notes and royalty funding liabilities, please refer to descriptions above.

As of December 31, 2023, the length of non-cancellable leases varies from one to nine years. Our cash requirements for lease obligations (on an undiscounted basis) are €14.4 million and €100.5 million, on short-term and long-term, respectively. In February 2022 we entered into a facility lease in Germany with an enforceable lease term of 15 years, which is expected to commence in 2025. As of December 31, 2023, when including the impact of this new lease in Germany, which is not recognized as lease liabilities in the consolidated statement of financial position as of December 31, 2023, our short-term and long-term cash requirements for lease obligations (on an undiscounted basis) were expected to be €14.4 million and €168.6 million, respectively. In addition, our lease obligations establish ancillary contractual commitments in relation to utilities, maintenance, levies, and other services. Further, we have commitments related to short-term leases and leases of low value assets, IT and facility related services. Costs relating to those commitments are expensed as incurred.

We have also entered into long-term commercial supply agreements, related to commercial manufacturing of SKYTROFA and YORVIPATH. Commercial supply agreements may include purchase obligations, usually determined on binding and non-binding supply forecasts, that are subject to continuous negotiation and adjustments according to individual contractual terms and conditions.

As of December 31, 2023, our short-term and long-term cash requirements were €60.8 million and €68.9 million, respectively, excluding non-binding commitments for purchase of raw materials and intermediates used in the manufacturing process.

As part of our ordinary activities, we engage third-party CROs to perform clinical trial activities, which primarily are studies for more than one year. We are not subject to contingent liabilities from potential milestone payments related to licensing of IP.

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
•
the costs related to manufacturing of our products and product candidates, including the timing of when we incur such costs;
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
•
the time and cost necessary to obtain regulatory approvals for our product candidates and the costs of post-marketing studies that could be required by regulatory authorities, including related to the possibility of a delay in the FDA's final regulatory decision on the TransCon PTH NDA;
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
•
our progress in the successful commercialization and co-promotion of our products and product candidates, if approved, and our efforts to develop and commercialize our other existing product candidates, including related to any potential delay in the timing of commercial launch for TransCon PTH in the United States, if approved, caused by the FDA's identification of deficiencies in the NDA for TransCon PTH;

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

The following table summarizes our cash flows for the years ended December 31, 2023 and 2022:

	Year Ended December 31,
	2023	2022	Change
	(EUR’000)
Cash flows from / (used in)
Cash flows from/(used in) operating activities	(467,361)	(495,699)	28,338
Cash flows from/(used in) investing activities	286,474	61,732	224,742
Cash flows from/(used in) financing activities	134,292	396,773	(262,481)
Increase/(decrease) in cash and cash equivalents	(46,595)	(37,194)	(9,401)

Cash flows from/(used in) Operating Activities

Cash flows used in operating activities for the year ended December 31, 2023 was €467.4 million, representing a decrease of €28.3 million compared to the year ended December 31, 2022. This decrease was primarily attributable to a €117.7 million lower net loss for the year when adjusted for non-operating financial income and expense, taxes, and non-cash items. Working capital items contributed negatively to operating cash flows by €99.8 million compared to €12.5 million in 2022, primarily driven by increased commercial activities. In addition, change in operating cash flow was negatively impacted by higher interest payments of €6.4 million, primarily related to convertible notes, and €4.5 million higher income taxes paid, partly offset by €8.8 million higher finance income received.

Cash flows from/(used in) Investing Activities

Cash flows from investing activities for the year ended December 31, 2023 was €286.5 million, compared to €61.7 million for the year ended December 31, 2022, representing an increase of €224.7 million in cash flows from investing activities. This increase was primarily attributable to €222.2 million higher net settlement of marketable securities in line with our liquidity management strategy, and €2.4 million lower investment in property, plant and equipment.

Cash Flows from/(used in) Financing Activities

Cash flows from financing activities for the year ended December 31, 2023, was €134.3 million, representing a decrease of €262.5 million compared to the year ended December 31, 2022. This decrease was primarily related to €367.0 million lower net proceeds received under the royalty financing in 2023, compared to the convertible notes financing in 2022, where we also used €105.3 million to repurchase our ADSs.

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

The business address of our board members is our registered office address at Tuborg Boulevard 12, DK-2900 Hellerup, Denmark.

Name of Board Member	Age	Position(s)	Term Expires
Albert Cha, M.D., Ph.D.	51	Chairman and Board Member	2024
Lisa Bright	56	Board Member	2025
William Carl Fairey Jr.	59	Board Member	2025
Lars Holtug	65	Board Member	2024
Siham Imani	46	Board Member	2025
Jan Møller Mikkelsen	64	President, Chief Executive Officer and Board Member	2025

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

William Carl Fairey Jr. has served as a member of our board of directors since September 2022. Mr. Fairey currently serves as Executive Chairman of Respira Therapeutics, Inc., a clinical-stage company developing inhaled therapeutics for cardiopulmonary diseases, a position he has held since January 2022. Since August 2021, Mr. Fairey has also served as a director of both Mirum Pharmaceuticals, a publicly-traded biotechnology company developing therapies for rare liver diseases, and Aileron Therapeutics (previously Lung Therapeutics, Inc.), a public clinical-stage biopharmaceutical company. Prior to Respira, Mr. Fairey was Executive Vice President and Chief Commercial Officer of MyoKardia, Inc., a publicly-traded clinical-stage biopharmaceutical company, from January 2019 until November 2020 when the company was acquired by Bristol-Myers Squibb. From January 2018 until January 2019, Mr. Fairey served as Executive Vice President and Chief Operating Officer of ChemoCentryx, Inc., a publicly-traded biopharmaceutical company developing therapeutics to treat autoimmune diseases, inflammatory disorders and cancer, primarily focused on orphan and rare diseases. Before ChemoCentryx, between 2001 and 2017, Mr. Fairey served in various positions of increasing responsibility at Actelion Pharmaceuticals, including as President of Actelion’s U.S. division, as well as Vice President, Asia Pacific Region, Managing Director and Vice President, Australia Asia Pacific Region, President of Actelion Canada, and Vice President, US Sales and Managed Markets. Mr. Fairey began his pharmaceutical career as Business Director, Healthcare Management for the Parke-Davis Division of Warner-Lambert between 1988 and 2000. Mr. Fairey received a B.S. in Biology from the University of Oregon and an M.B.A. from Saint Mary’s College of California.

Lars Holtug, M.Sc. has served as a member of our board of directors since November 2018. Mr. Holtug was a partner at PricewaterhouseCoopers Statsautoriseret Revisionspartnerselskab (“PwC”) from 1993 to 2015. Mr. Holtug also currently serves as chairman of Erhvervsinvest Management A/S, a private equity firm, Gaming Investment A/S, a gaming solutions provider, and its eleven subsidiaries, and of Caretag, a healthcare technology company. Mr. Holtug also currently serves as a board member of Evaxion Biotech A/S, as well as the Audit Committee Chair and Remuneration Committee member. Previously, he was Chairman of PwC in Denmark from 2005 to 2009. From 2004 to 2015, Mr. Holtug was a member of the Danish Commercial Appeals Board (Erhvervsankenaevnet) and a board member of the Danish Company law association (Dansk Forening for Selskabsret). He was also a member of the Accounting Standards Board of the Federation of State Authorized Accountants in Denmark (Foreningen af Statsautoriserede Revisorer) from 1998 to 2002, and a member of the Auditing Standards Board from 1993 to 1998. Mr. Holtug holds an M.Sc. from Copenhagen Business School and is educated as a state authorized public accountant in Denmark.

Siham Imani has served as a member of our board of directors since September 2022. Ms. Imani currently serves as Head of Global Strategy, Shared Value & Sustainability and Business Development at Chiesi Farmaceutici S.p.A., a pharmaceutical company. Before joining Chiesi, Ms. Imani was EVP Corporate Strategy & Business Development at Servier, where she contributed to the Group transformation as a leader in Cardio Metabolism and Oncology. Prior to Servier, Ms. Imani held various positions of increasing responsibility at Ipsen, a French pharmaceutical company specializing in oncology, neuroscience and rare diseases, including Vice President European Business Unit Pediatric Endocrinology, Vice President Commercial Transformation & Support, Vice President Corporate Strategic Planning and Executive Committee Secretary, from 2011 until April 2017. Ms. Imani also worked for Pierre Fabre and Biosense Webster, part of the Johnson & Johnson Family of Companies, from 2005 to 2010. Ms. Imani is also a board member at Lapropan, a pharmaceutical company. Ms. Imani received a Master in Economics and a Master in Chemistry from École Polytechnique in Palaiseau, France and an M.B.A. from Stanford University.

The table below provides certain information regarding the diversity of our board of directors.

Board Diversity Matrix (As of December 31, 2023)
Country of Principal Executive Offices	Denmark
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	6
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	3	0	1
Part II: Demographic Background
Underrepresented Individual in Home Country	1
LGBTQ+	0
Did Not Disclose Demographic Background	1

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

Name	Age	Position(s)
Jan Møller Mikkelsen	64	President, Chief Executive Officer and Board Member
Flemming Steen Jensen	62	Executive Vice President, Product Supply and Quality
Michael Wolff Jensen, L.L.M.	52	Executive Vice President, Chief Legal Officer
Camilla Harder Hartvig	54	Executive Vice President, Global Chief Commercial Officer
Peter Rasmussen	55	Vice President, Finance and Principal Accounting Officer
Stina Singel, M.D., Ph.D.	50	Executive Vice President, Head of Clinical Development, Oncology
Scott T. Smith	50	Executive Vice President, Chief Financial Officer
Lotte Sønderbjerg	62	Executive Vice President, Chief Administrative Officer
Kennett Sprogøe, Ph.D.	45	Executive Vice President, Head of Innovation and Research

The following is a brief summary of the business experience of our senior management and executive board.

Jan Møller Mikkelsen founded Ascendis Pharma and has served as President and Chief Executive Officer as well as a Board member since December 2007 and currently serves on the board of VISEN Pharmaceuticals and as Chairman of the board of Hummingbird Bioscience, Inc. From 2002 to 2006, Mr. Mikkelsen served as President and Chief Executive Officer of LifeCycle Pharma A/S, now Veloxis Pharmaceuticals A/S, which was a publicly traded biotechnology company. From 2000 to 2002, Mr. Mikkelsen was President of the Pharmaceutical Division of Maxygen, Inc. Prior to that, Mr. Mikkelsen co-founded ProFound Pharma A/S, a biopharmaceutical company that was later acquired by Maxygen, Inc., and at ProFound, he served as Co-Chief Executive Officer from 1999 to 2000. From 1988 to 1999, Mr. Mikkelsen held various positions at Novo Nordisk A/S, a global healthcare company, including Vice President of Protein Discovery. Mr. Mikkelsen currently serves as a member of the advisory board of Inspirion Delivery Technologies, a specialty pharmaceutical company. Mr. Mikkelsen received a Cand. Scient. degree in Biochemistry from the University of Odense, Denmark, and pursued his post-doctoral research at Children’s Hospital in Oakland, CA.

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

Michael Wolff Jensen, L.L.M. has served as our Executive Vice President, Chief Legal Officer since January 2023 and previously served as our Senior Vice President, Chief Legal Officer from June 2013 until January 2023. Mr. Jensen also currently serves as Chairman of the board of VISEN Pharmaceuticals. In addition, Mr. Jensen served as Chairman of our board of directors from January 2008 to May 2021 and as our Acting Chief Financial Officer from May 2008 to June 2013. Prior to Ascendis Pharma, Mr. Jensen served as Executive Vice President & Chief Financial Officer of LifeCycle Pharma, currently known as Veloxis Pharmaceuticals A/S, a publicly traded biotechnology company, from 2003 to 2008. Prior to joining Veloxis, Mr. Jensen served as Senior Vice President & Chief Financial Officer of Genmab A/S from 2000 to 2003. Mr. Jensen received an L.L.M. degree from the University of Copenhagen.

Camilla Harder Hartvig has served as our Executive Vice President and Global Chief Commercial Officer since June 2023. Prior to joining Ascendis, Ms. Hartvig was Chief Commercial Officer at Theramex from January 2022 to April 2023. From 2017 to 2021, Ms. Hartvig led the International region (EMEA, Canada, Russia/CIS, LatAm and APAC) as a Senior Vice President at Alexion Pharmaceuticals. Before Alexion, Ms. Hartvig held commercial roles of increasing responsibility at companies that included Allergan/Actavis, AstraZeneca, and Novartis. Ms. Hartvig is a board member at Danish Crown A/S, C WorldWide, and Goddess Gaia Ventures. Ms. Hartvig holds Master in Business degrees from both Copenhagen Business School and HEC in Paris.

Peter Rasmussen has served as our Vice President, Finance and Principal Accounting Officer since March 2014 and served as our Principal Financial Officer from February 2016 to August 2016. Prior to joining Ascendis, Mr. Rasmussen worked as a financial consultant for Ascendis from October 2013 to March 2014. From June 2008 to August 2012, Mr. Rasmussen served as the Chief Financial Officer of AdvanDx, Inc., a privately held medical device company. From 2007 to 2008, prior to AdvanDx, Mr. Rasmussen served as Head of Finance at Veloxis Pharmaceuticals A/S. Mr. Rasmussen is a state authorized public accountant in Denmark and received an M.Sc. in Business Economics and Auditing from Copenhagen Business School.

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

B.
Compensation

Compensation of Members of Our Board of Directors and Senior Management

The primary objective of our board of director and senior management compensation program is to attract, motivate, reward and retain the managerial talent needed to achieve our business objectives. In addition, the compensation program is intended to compensate all employees at competitive market rates, while recognizing extraordinary accomplishments.

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

During 2023, Dr. Cha received board fees in the amount of €110,770 for his membership on our board and €28,951 for his tenure on the remuneration committee and the partial year of tenure on the audit committee and the nominating and corporate governance committee, Ms. Bright received €60,420 for her membership on our board and €32,224 for her tenure on the audit committee, the remuneration committee and the nominating and corporate governance committee, Mr. Holtug received €60,420 for his membership on our board and €35,749 for his tenure on the audit committee and the remuneration committee, Dr. Tordjman received €55,385 for her membership on our board and €16,616 for her tenure on the nominating and corporate governance committee, which reflected her partial year of service on our board, Ms. Imani received €60,420 for her membership on our board and €9,063 for her tenure on the nominating and corporate governance committee, and Mr. Fairey received €60,420 for his membership on our board and €12,588 for his tenure on the audit committee. Mr. Mikkelsen did not receive any separate compensation in respect of his service on the board. His compensation under our senior management compensation program is described below.

The aggregate compensation paid to our senior management who were employed by our Company during 2023, consisting of Messrs. Mikkelsen, Smith, M. Jensen, Rasmussen, F. Jensen, Ms. Sønderbjerg, Ms. Hartvig and Drs. Sprogøe, Okkels, Breinholt, Singel and Volck for the fiscal year ended December 31, 2023 was approximately €32.2 million. Ms. Hartvig joined the company as a member of our senior management in June 2023. Mr. Okkels served as a member of our senior management until September 2023, and Dr. Breinholt and Dr. Volck both served as members of our senior management until December 2023. The aggregate compensation consists of: (i) short-term employee benefits including salary and other in-kind benefits of approximately €5.2 million, (ii) bonuses of €3.9 million, (iii) share-based payments of approximately €22.8 million, and (iv) post-employment and other benefits of €0.3 million. Share-based payments reflect the 2023 expenses of warrants, RSUs and PSUs granted in or before 2023.

On March 1, 2023, our board of directors granted an aggregate of 16,188 RSUs to certain non-employee board members of the company and 171,758 RSUs to certain members of senior management. The aggregate grant date fair value of the RSUs granted was €19.9 million. Also on March 1, 2023, our board of directors granted an aggregate of 112,268 PSUs to certain members of senior management. The aggregated grant date fair value of the PSUs was €11.9 million.

On June 13, 2023, our board of directors granted 66,750 warrants to a new non-executive member of senior management with an exercise price per share of $92.93 (€86.10). The aggregate fair value of the warrants granted was €2.9 million.

As of December 31, 2023, a total of 14,026 RSUs and 154,699 RSUs were outstanding for non-employee board members and members of senior management, respectively, and a total of 90,533 PSUs were outstanding for members of senior management.

The total amount set aside or accrued by us to provide pension, retirement or similar benefits for the members of our board of directors and members of senior management for the year ended December 31, 2023 was €0.

Senior Management Agreements

We have entered into employment or service agreements with our senior management. The employment agreement with Mr. Mikkelsen contains a termination notice period of six months for a termination by Mr. Mikkelsen and twelve months for a termination by us. It also provides that during the 12-month period following a change of control (“change in control period”), we may only terminate Mr. Mikkelsen’s employment with 18 months’ notice. In addition, if during the change in control period, the position and responsibilities of Mr. Mikkelsen are changed (excluding insignificant changes), Mr. Mikkelsen will be entitled to regard his employment as having been terminated by us with twelve months’ notice. The agreements with Messrs. M. Jensen and F. Jensen and Ms. Sønderbjerg contain a termination notice period of three months for a termination by the employee and six months for a termination by us (except that in the case of Ms. Sønderbjerg, the notice period may be no less than the notice required pursuant to the rules of the Danish Salaried Employees Act with the addition of two months). The agreement with Mr. Rasmussen contains a termination notice period of one month for a termination by the employee and three months for a termination by us (except that the notice period may be no less than the notice required pursuant to the rules of the Danish Salaried Employees Act). The agreement with Dr. Sprogøe contains a termination notice period of one month for a termination by the employee and six months for a termination by us. The agreement with Ms. Hartvig provides that the notice period may be no less than the notice required pursuant to the rules of the Danish Salaried Employees Act, which is at any time mutually extended by both parties with two months' notice to the end of a month, provided that the executive may terminate with one month's notice in the case of certain conditions related to sickness, and provided that the notice period may be no less than six months for a termination by us. The Company entered into a Separation Agreement with Dr. Volck on December 20, 2023 which provides for continued salary, bonus and benefits through her termination date of June 30, 2024. Dr. Okkels tendered his resignation effective September 30, 2023. However, the Company agreed to release him from his work obligations effective June 19, 2023 but continue his salary through September 2023. The agreement with Dr. Singel provides that the employment is at-will and may be terminated by either the executive or us at any time. The agreements with certain of the foregoing senior management contain post-termination non-competition covenants that generally may last for a period of twelve months post-termination and entitle the executives to their base salary, or portion thereof, during the period. The agreement with Mr. Smith provides that the employment is at-will and may be terminated by either the executive or us at any time. However, the agreement with Mr. Smith provides that in the event the executive is terminated by us without “cause” or he resigns for “good reason” (as defined in the agreement), the executive will be eligible to receive continued base salary during a certain severance period following termination and continued healthcare coverage up until the end of the month in which the severance period ends. Such severance period commences on the date of termination and ends on the six-month anniversary of the date of termination. In addition, in the event of the executive’s termination due to disability, he will be eligible to receive continued base salary and healthcare coverage for 120 days following termination, and in the event of his death, we will pay his estate a lump sum amount equal to three months of his base salary.

Warrant Incentive Program

Our employees, consultants, advisors and board members are eligible to participate in our warrant incentive program. Warrants have been issued by the general meeting or by our board of directors pursuant to valid authorizations in our articles of association and the terms and conditions have, in accordance with the Danish Companies Act, been incorporated in our articles of association as in effect from time to time. Each warrant grants the holder the right to subscribe for one ordinary share against cash payment of the exercise price. The exercise price is determined by our board of directors and historically has not been less than the estimated fair value of our ordinary shares on the date of grant. As of December 31, 2023, our board of directors is authorized to issue an additional 1,564,221 warrants in the period ending May 29, 2027.

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

Vested warrants may be exercised during certain exercise periods each year. For 6,523,784 outstanding warrants granted on or after December 18, 2015, there are four annual exercise periods; each exercise period begins two full trading days after the publication of the public release of our earnings data of a fiscal quarter and continues until the end of the second-to-last trading day in which quarter the relevant earnings release is published. The warrants granted on or after December 18, 2015 expire ten years after the grant date.

The table below sets forth information regarding outstanding warrants held by those members of our board of directors and senior management who, assuming the exercise of warrants, beneficially own 1% or more of our total outstanding ordinary shares as of December 31, 2023.

Name	Grant Date	Awards granted and outstanding	Awards granted and outstanding, but unvested as of February 29, 2024	Award Exercise Price(s)	Award Expiration Date
Jan Møller Mikkelsen	December 18, 2015	217,000	—	€15.6750	December 18, 2025
	December 14, 2016	180,000	—	€19.4194	December 14, 2026
	December 12, 2017	200,000	—	€31.5995	December 12, 2027
	December 11, 2018	200,000	—	€54.6357	December 11, 2028
	December 10, 2019	120,000	—	€97.4993	December 10, 2029
	December 10, 2020	101,145	21,072	€145.5045	December 10, 2030
	December 9, 2021	69,466	31,839	€123.4637	December 9, 2031

RSU Program

In December 2021, we implemented a Restricted Stock Units program. Under this program, Restricted Stock Units (“RSUs”) may be granted to members of the senior management team, non-executive directors and other employees (“RSU Participants”) employed by the Company or another company within the Company’s group. Our board of directors may also, at its sole discretion, decide to grant RSUs to consultants or members of our board of directors who are then also deemed RSU Participants.

One RSU represents a right for the RSU Participant to receive one Ascendis Pharma A/S American Depositary Share (“ADS”) upon vesting. One Ascendis Pharma A/S ADS represents one (1) ordinary share in our company with a nominal value of DKK 1.00. ADSs underlying Restricted Stock Units are treasury shares that have been repurchased in the market and, upon vesting, our company may at its sole discretion choose to make a cash settlement instead of delivering ADSs.

Our board of directors may in its sole discretion, at any given point in time, decide to grant RSUs and may at its discretion and on an individual basis decide to deviate from the vesting principles and/or the vesting conditions as set forth in our RSU Program.

RSUs are issued and granted to the RSU Participant free of charge.

It is a condition for vesting that the RSU Participant is still either employed or retained as a consultant within our Company or another company within our Company’s group or appointed as a member of the board of directors on the vesting date. Subject to earlier vesting upon the occurrence of certain exit events, for each award of RSUs, 1/3 of such RSUs will vest on each anniversary of the date of grant, subject to continued service and, in the case of the RSUs granted to our chief executive officer, subject to the achievement of a performance condition as determined by our board of directors.

PSU Program

In February 2023, we implemented a Performance Stock Units program. Under this program, Performance Stock Units (“PSUs”) may be granted to members of the senior management team, non-executive directors and other employees (“PSU Participants”) employed by the Company or another company within the Company’s group. Our board of directors may also, at its sole discretion, decide to grant PSUs to consultants or members of our board of directors, who are then also deemed PSU Participants.

One PSU represents a right for the PSU Participant to receive one Ascendis Pharma A/S ADS upon vesting. One ADS represents one (1) ordinary share in our company with a nominal value of DKK 1.00. ADSs underlying PSUs are treasury shares that have been repurchased in the market and, upon vesting, our company may at its sole discretion choose to make a cash settlement instead of delivering ADSs.

Our board of directors may in its sole discretion, at any given point in time, decide to grant PSUs and may at its discretion and on an individual basis decide to deviate from the vesting principles and/or the vesting conditions as set forth in the company’s PSU Program.

PSUs are issued and granted to the PSU Participant free of charge.

It is a condition for vesting that the PSU Participant is still either employed or retained as a consultant within our Company or another company within our Company’s group or appointed as a member of the board of directors on the vesting date. Subject to earlier vesting upon the occurrence of certain exit events, for each award of PSUs, 1/3 of such PSUs will vest on each anniversary of the date of grant, subject to continued service and the achievement of performance conditions as determined by our board of directors, provided that no more than 10% of each tranche may be directly attributable to accomplishment of financial results achieved in the financial year prior to the vesting date.

All PSUs and any rights or payments in respect thereto will be subject to recoupment by the Company to the extent required to comply with applicable law or any policy of the Company providing for the reimbursement of incentive compensation.

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

The general meeting of shareholders must elect no fewer than three and no more than ten members to our board of directors. The board of directors is classified into two classes as nearly equal in number as possible with respect to the duration of the term in which they severally hold office. Such classes consist of one class of directors (“Class I”) who were elected at the annual general meeting held in 2023 for a term expiring at the annual general meeting to be held 2025; and a second class of directors (“Class II”) who were elected at the annual general meeting held in 2022 for a term expiring at the annual general meeting to be held in 2024. The shareholders shall increase or decrease the number of directors, to ensure that the two classes shall be as nearly equal in number as possible; provided, however, that no decrease shall have the effect of shortening the term of any other director. At each annual general meeting, the successors of the class of directors whose term expires at that meeting shall be elected to hold office for a term expiring at the annual general meeting held in the second year following the year of their election.

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

Director Independence

Our board of directors has undertaken a review of the independence of the directors and considered whether any director has a material relationship with us that could compromise their ability to exercise independent judgement in carrying out the responsibilities of a director. As a result of this review, our board of directors determined that Lisa Bright, Albert Cha, M.D., Ph.D., William Carl Fairey Jr., Lars Holtug, and Siham Imani, representing five of our six directors, are “independent directors” as that term is defined under the applicable rules and regulations of the SEC and the listing requirements and rules of Nasdaq. In making such determination, our board of directors considered the relationships that each non-employee director has with us and all other facts and circumstances our board of directors deemed relevant in determining the director’s independence, including the number of ordinary shares beneficially owned by the director and his or her affiliated entities (if any).

Committees of the Board of Directors

We have an audit committee, a remuneration committee and a nominating and corporate governance committee. We have adopted a charter for each of these committees. Under Danish corporate law, it is not possible to delegate the decision making authority of the entire board of directors to board committees.

Audit Committee

Our audit committee consists of Lars Holtug (Chair), Lisa Bright and William Carl Fairey Jr. Each member satisfies the independence requirements of the Nasdaq listing standards, and Lars Holtug qualifies as an “audit committee financial expert,” as defined in Item 16A(b) of Form 20-F and as determined by our board of directors. Our audit committee oversees our accounting and financial reporting processes and the audits of our consolidated financial statements. As a foreign private issuer, we are not required to have a formal written audit committee charter that complies with Nasdaq Rule 5605(c)(1) and, although we have adopted an audit committee charter, we comply with home country practices in lieu of Nasdaq Rule 5605(c)(1). Nasdaq Rule 5605(c)(2)(A) requires that U.S. listed companies have an audit committee composed of at least three members, each of whom is an independent director, as defined in the Nasdaq rules. As a foreign private issuer, we are exempt from complying with the Nasdaq requirement to have an audit committee with at least three members, and we comply with home country practices in lieu of Nasdaq Rule 5605(c)(2)(A). However, our audit committee currently comprises three members, all of whom meet the relevant criteria for independence under Nasdaq rules and under Rule 10A-3 of the Exchange Act. Our audit committee is responsible for, among other things:

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

Remuneration Committee

Our remuneration committee consists of Albert Cha, M.D., Ph.D. (Chair), Lisa Bright and Lars Holtug. Each member satisfies the independence requirements of the Nasdaq listing standards. Our remuneration committee assists our board of directors in reviewing and approving or recommending our compensation structure, including all forms of compensation relating to our board of directors and the executive board. As a foreign private issuer, we are not required to have a formal written remuneration committee charter that complies with Nasdaq Rule 5605(d)(1) and, although we have adopted a remuneration committee charter, we comply with home country practices in lieu of Nasdaq Rule 5605(d)(1). Our remuneration committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Albert Cha, M.D., Ph.D. (Chair), Lisa Bright and Siham Imani. Each member satisfies the independence requirements of the Nasdaq listing standards. Our nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our board members and in determining the composition of the board of directors and its committees. Our nominating and corporate governance committee is responsible for, among other things:

•
recommending to our board of directors, persons to be nominated for election or re-election to our board of directors at any meeting of the shareholders;
•
overseeing our board of director’s annual review of its own performance and the performance of its committees; and
•
considering, preparing and recommending to our board of directors a set of corporate governance guidelines.

For information on the current term of office and the period during which the members of our board of directors, executive board and our senior management have served in office see “Item 6 A. Directors, Senior Management and Employees—Directors and Senior Management.”

D.
Employees

The following tables specify number of employees at the end of period, per their main activity function and geographic location for the past three financial years.

	Selling, General and Administration (1)	Research and Development, and Commercial Manufacturing	Total
December 31, 2023
Denmark (Domicile country)	118	302	420
Germany	51	83	134
United States	185	140	325
Total	354	525	879

	Selling, General and Administration (1)	Research and Development, and Commercial Manufacturing	Total
December 31, 2022
Denmark (Domicile country)	101	271	372
Germany	34	81	115
United States	170	140	310
Total	305	492	797

	Selling, General and Administration (1)	Research and Development	Total
December 31, 2021
Denmark (Domicile country)	74	205	279
Germany	25	80	105
United States	137	118	255
Total	236	403	639
(1)
Selling, General and Administration function includes commercial activities, corporate activities and business development.

In 2023, the number of employees engaged with research and development increased, primarily due to advancement of our pipeline of endocrinology and oncology, as well as ophthalmology. In addition, the number of employees within selling, general and administration functions has increased due to pre-launch and launch activities, and extension of corporate functions to support those activities.

None of our employees are represented by a labor union or covered under a collective bargaining agreement. We consider our employee relations to be good.

E.
Share Ownership

See “Item 7 A. Major Shareholders and Related Party Transactions—Major Shareholders.” Our employees are eligible to own shares of the company through a warrant incentive plan and a RSU and PSU program. For information on the plans, see “Item 6 B. Directors, Senior Management and Employees—Compensation—Warrant Incentive Program" and “Item 6 B. Directors, Senior Management and Employees—Compensation—RSU Program.”

F.
Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7 Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information relating to the beneficial ownership of our shares as of December 31, 2023, by:

•
each person, or group of affiliated persons, known by us to beneficially own more than 5% of our outstanding ordinary shares;
•
each of our board members; and
•
each member of our senior management, including members of our executive board.

The number of shares beneficially owned by each entity, person, member of our board of directors or senior management is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power, as well as any shares that the individual has the right to subscribe for within 60 days of December 31, 2023, through the exercise of any warrants or other rights. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares owned by that person.

The percentage of shares beneficially owned is computed on the basis of 57,707,439 ordinary shares outstanding as of December 31, 2023. Ordinary shares that a person has the right to subscribe for within 60 days of December 31, 2023 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights but are not deemed outstanding for purposes of computing the percentage ownership of any other person. Additionally, a person is considered to have the right to subscribe for ordinary shares which are subject to outstanding warrants and vested within 60 days of December 31, 2023, although such warrants may only be exercised in prescribed exercise periods. A person is considered to beneficially own ordinary shares which are subject to Restricted Stock Units that vest within 60 days of December 31, 2023. Unless otherwise indicated below, the address for each beneficial owner listed is c/o Ascendis Pharma A/S, at Tuborg Boulevard 12, DK-2900 Hellerup, Denmark.

Name and Address of Beneficial Owner	Number of Outstanding Shares Beneficially Owned	Number of Warrants Exercisable and RSU/PSUs to be Settled Within 60 Days	Number of Shares Beneficially Owned	Percentage of Beneficial Ownership
Entities affiliated with RA Capital Management, L.P. (1)	9,967,172	—	9,967,172	17.3%
Entities affiliated with Artisan Partners LP (2)	6,920,356	—	6,920,356	12.0%
Entities affiliated with FMR LLC (3)	5,229,070	—	5,229,070	9.1%
Westfield Capital Management Company, LP (4)	4,030,634	—	4,030,634	7.0%
T. Rowe Price Associates, Inc. (5)	3,709,841	—	3,709,841	6.4%
Entities affiliated with Janus Henderson Group plc (6)	3,643,955	—	3,643,955	6.3%
Avoro Capital Advisors LLC (7)	3,100,000	—	3,100,000	5.4%
Entities affiliated with Wellington Management Group LLP (8)	3,076,012	—	3,076,012	5.3%
Senior Management and Board Members
Jan Møller Mikkelsen (9)	423,279	1,034,700	1,457,979	2.5%
Flemming Steen Jensen (10)	1,858	142,870	144,728	*
Michael Wolff Jensen, L.L.M. (11)	1,931	127,870	129,801	*
Camilla Harder Hartvig	—	—	—	*
Peter Rasmussen (12)	391	31,658	32,049	*
Stina Singel, M.D, Ph.D. (13)	2,729	60,026	62,755	*
Scott T. Smith (14)	4,017	179,433	183,450	*
Lotte Sønderbjerg (15)	1,858	187,870	189,728	*
Kennett Sprogøe, Ph.D. (16)	2,888	123,183	126,071	*
Albert Cha, M.D., Ph.D. (17)	391	17,515	17,906	*
Lisa Bright (18)	391	50,078	50,469	*
Lars Holtug, M.Sc. (19)	892	51,973	52,865	*
William Carl Fairey Jr. (20)	—	3,244	3,244	*
Siham Imani (21)	—	3,244	3,244	*

* Indicates beneficial ownership of less than 1% of the total outstanding ordinary shares.

(1)
Consists of 9,967,172 ADSs held by RA Capital Healthcare Fund, L.P. (the “RA Fund”) as reported by Amendment No. 13 to Schedule 13G filed with the SEC on April 10, 2023 by RA Capital Management, L.P. (“RA Capital”). RA Capital Healthcare Fund GP, LLC is the general partner of the RA Fund. The general partner of RA Capital is RA Capital Management GP, LLC, of which Peter Kolchinsky and Rajeev Shah are the controlling persons. RA Capital serves as investment adviser for the RA Fund and may be deemed a beneficial owner of ADSs held by the RA Fund. The RA Fund has delegated to RA Capital the sole power to vote and the sole power to dispose of all securities held in the RA Fund’s portfolio. Because the RA Fund has divested voting and investment power over the reported securities it holds and may not revoke that delegation on less than 61 days’ notice, the RA Fund disclaims beneficial ownership of the securities it holds and therefore disclaims any obligation to report ownership of the reported securities. As managers of RA Capital, Dr. Kolchinsky and Mr. Shah may be deemed beneficial owners of the ADSs beneficially owned by RA Capital. The address of the RA Fund, the RA Capital, Dr. Kolchinsky and Mr. Shah is c/o RA Capital Management, L.P., 200 Berkeley Street, 18th Floor, Boston, MA 02116.

(2)
Consists of an aggregate of 6,920,356 ADSs beneficially owned, or that may be deemed to be beneficially owned, by Artisan Partners Limited Partnership (“APLP”), Artisan Investments GP LLC (“Artisan Investments”), Artisan Partners Holdings LP (“Artisan Holdings”), Artisan Partners Asset Management Inc. (“APAM”), and Artisan Partners Funds, Inc. (“Artisan Funds”) as reported by Amendment No. 3 to Schedule 13G filed on February 10, 2023. Artisan Holdings is the sole limited partner of APLP and the sole member of Artisan Investments; Artisan Investments is the general partner of APLP; APAM is the general partner of Artisan Holdings. APLP, Artisan Investments, Artisan Holdings and APAM have shared voting power over 5,953,869 shares and shared dispositive power over 6,920,356 shares. Artisan Funds has shared voting and dispositive power over 2,874,476 shares. The address of APLP, Artisan Investments, Artisan Holdings, APAM, and Artisan Funds is 875 East Wisconsin Avenue, Suite 800, Milwaukee, WI 53202.
(3)
Consists of an aggregate of 5,229,070 ADSs beneficially owned, or that may be deemed to be beneficially owned, by FMR LLC, certain of its affiliates and other companies as reported on Amendment No. 9 to Schedule 13G filed on February 9, 2023 by FMR LLC. Abigail P. Johnson is a Director, the Chairman and the Chief Executive Officer of FMR LLC. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. FMR LLC has its principal business office at 245 Summer Street, Boston, MA 02210.
(4)
Consists of 4,030,634 ADSs owned of record by clients of Westfield Capital Management Company, L.P. (“Westfield”) in its capacity as investment advisor, as reported by Amendment No. 1 to Schedule 13G filed on February 2, 2024 by Westfield. Westfield's clients have the right to receive, or the power to direct the receipt of, dividends or proceeds from the sale of the shares. The address of Westfield is 1 Financial Center, Boston, MA 02111.
(5)
Consists of 3,709,841 ADSs held by T. Rowe Price Associates, Inc. (“Price Associates”) as reported by Amendment No. 5 to Schedule 13G filed on February 14, 2023 by Price Associates. Price Associates may be deemed to have sole power to vote over 1,371,908 shares and sole power to dispose of 3,709,841 shares. The address of Price Associates is 100 E. Pratt Street, Baltimore, Maryland 21202.
(6)
Consists of an aggregate of 3,643,955 ADSs beneficially owned, or that may be deemed to be beneficially owned, by Janus Henderson Group plc (“Janus Henderson”) as reported on Amendment No. 2 to Schedule 13G filed on February 10, 2023. The address of Janus Henderson is 201 Bishopsgate, EC2M 3AE, United Kingdom.
(7)
Consists of 3,100,000 ADSs held by Avoro Capital Advisors LLC (“Avoro”) as reported by Schedule 13G filed on February 14, 2023 by Avoro and Behzad Aghazadeh (“Dr. Aghazadeh”). Dr. Aghazadeh is the portfolio manager and controlling person of Avoro. The address of Avoro is 110 Greene Street, Suite 800, New York, NY 10012.
(8)
Consists of an aggregate of 3,076,012 ADSs beneficially owned, or that may be deemed to be beneficially owned, by Wellington Management Group LLP (“Management Group”), certain of its affiliates and other companies as reported by Amendment No. 2 to Schedule 13G filed on February 6, 2023 by Management Group, Wellington Group Holdings LLP, Wellington Investment Advisors Holdings LLP and Wellington Management Global Holdings, Ltd. The address of the Management Group is 280 Congress Street, Boston, MA 02210.
(9)
Consists of (i) 1,034,700 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of December 31, 2023 by Mr. Mikkelsen and (ii) 423,279 ordinary shares and ADSs beneficially owned by Mr. Mikkelsen, a portion of which are owned through an entity controlled by Mr. Mikkelsen,
(10)
Consists of (i) 142,870 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of December 31, 2023 by Mr. Jensen and (ii) 1,858 ADSs held by Mr. Jensen.
(11)
Consists of (i) 127,870 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of December 31, 2023 by Mr. Jensen, (ii) 931 ADSs held by Mr. Jensen and (iii) 1,000 ADSs held by MiWo Invest Aps (“MiWo Invest”). MiWo Invest is a personal investment company wholly-owned by Mr. Jensen.
(12)
Consists of (i) 31,658 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of December 31, 2023 by Mr. Rasmussen and (ii) 391 ADSs held by Mr. Rasmussen.
(13)
Consists of (i) 60,026 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of December 31, 2023 by Dr. Singel and (ii) 2,729 ADSs held by Dr. Singel.
(14)
Consists of (i) 179,433 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of December 31, 2023 by Mr. Smith and (ii) 4,017 ADSs held by Mr. Smith.

(15)
Consists of (i) 187,870 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of December 31, 2023 by Ms. Sønderbjerg and (ii) 1,858 ADSs held by Ms. Sønderbjerg.
(16)
Consists of (i) 123,183 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of December 31, 2023 by Dr. Sprogøe, (ii) 2,858 ADSs held by Dr. Sprogøe, and (iii) 30 ADSs held by family members of Dr. Sprogøe.
(17)
Consists of (i) 17,515 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of December 31, 2023 by Dr. Cha and (ii) 391 ADSs held by Dr. Cha.
(18)
Consists of (i) 50,078 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of December 31, 2023 by Ms. Bright and (ii) 391 ADSs held by Ms. Bright.
(19)
Consists of (i) 51,973 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of December 31, 2023 by Mr. Holtug and (ii) 892 ADSs held by Mr. Holtug.
(20)
Consists of 3,244 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of December 31, 2023 by Mr. Fairey.
(21)
Consists of 3,244 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of December 31, 2023 by Ms. Imani.

Record Holders

As of December 31, 2023, assuming that all of our ordinary shares represented by ADSs are held by residents of the United States, 99.9% of our outstanding ordinary shares were held in the United States by two holders of record and 0.1% of our outstanding ordinary shares were held outside of the United States. At such date, there were outstanding 57,588,378 ADSs, each representing one of our ordinary shares, and in the aggregate representing 99.79% of our outstanding ordinary shares. At such date, there were three holders of record registered with the Bank of New York Mellon, depositary of the ADSs. The actual number of holders is greater than these numbers of record holders and includes beneficial owners whose ADSs are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.

B. Related Party Transactions

The following is a description of related party transactions we have entered into since January 1, 2023 with any of our board members, our senior management, the owners of more than five percent of our share capital, and any other related parties.

Employment Agreements and Grants of Warrants and RSUs/PSUs

We have entered into employment agreements with, and granted RSUs and PSUs to, the members of our senior management, and granted warrants to a new member of our senior management. Further, we have issued RSUs to our members of the board of directors. In addition, we are paying fees for board tenure and board committee tenure to the independent members of our board of directors. See “Item 6 B. Directors, Senior Management and Employees—Compensation” for more information.

Indemnification Agreements

We have entered into indemnification agreements with our board members and members of our senior management. See “Item 6 B. Directors, Senior Management and Employees—Compensation—Insurance and Indemnification” for a description of these indemnification agreements.

VISEN Pharmaceuticals

We have provided research and development services to VISEN Pharmaceuticals (“VISEN”) under our Rights Agreements which will be reimbursed by VISEN. Further, under our Rights Agreements, clinical supply agreements, purchase agreement and commercial supply agreement, we have provided and agreed to provide product supply to VISEN for use in Greater China. In addition, under our cost sharing and volume commitment agreement with VISEN, we have invoiced VISEN’s share of project costs as stipulated by the contract.

For quantitative details regarding transactions and outstanding balances with VISEN, please refer to Note 12, “Investment in Associate”.

Eyconis

Formation of Eyconis

On January 29, 2024, we announced the formation and launch with Frazier Life Sciences of Eyconis, Inc., a separate company created to develop, manufacture, and commercialize TransCon ophthalmology assets globally, together with a $150 million commitment from an investor syndicate that includes Frazier, RA Capital Management, venBio, and HealthQuest Capital. Albert Cha, M.D., Ph.D. the chairman of our board of directors, is a Managing Partner with Frazier Life Sciences.

We have granted Eyconis exclusive rights to develop and commercialize TransCon ophthalmology products globally and received an equity position in the newly formed company. In addition, we are eligible to receive development, regulatory, and sales milestone payments, plus single digit royalties on global net sales of commercialized products, if any. Eyconis will initially be based in Redwood City, California, and certain employees of Ascendis are expected to join the newly formed company.

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

B.
Significant Changes

See Note 22, “Subsequent Events” to the audited consolidated financial statements included elsewhere in this annual report.

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

B.
Memorandum and Articles of Association

Authorizations to Our Board of Directors

As of December 31, 2023, our board of directors is authorized to increase the share capital as follows:

•
Our board of directors is authorized to increase our share capital by up to 9,000,000 shares with pre-emptive subscription rights for existing shareholders, Capital increases according to this authorization shall be carried out by our board of directors by way of cash contributions. This authorization is valid until May 28, 2024.
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

•
Our board of directors is, without pre-emptive rights for existing shareholders, authorized to obtain loans against issuance of convertible bonds which confer the right to subscribe for shares in the company. Our board of directors is authorized to increase the share capital by a nominal value of up to DKK 9,000,000 at one or more times by conversion of the convertible bonds. The convertible bonds shall be offered at a subscription price and a conversion price that correspond in aggregate to at least the market price of the shares at the time of the decision of our board of directors to issue the convertible bonds. The loans shall be paid in cash and our board of directors shall determine the terms and conditions for the convertible bonds. This authorization is valid until May 29, 2027.
•
Our board of directors is on one or more occasions authorized to issue 985,504 warrants to members of the executive management and employees, advisors and consultants of the company or our subsidiaries and to increase our share capital by up to 985,504 shares, without pre-emptive subscription rights for existing shareholders in connection with the exercise, if any, of said warrants and to determine the terms and conditions thereof. The exercise price for the warrants shall be determined by the board of directors in consultation with the company’s advisors and shall at least be equal to the market price of the shares at the time of issuance. This authorization is valid until May 29, 2027.

If our board of directors exercises its authorizations in full, and all warrants and convertible debt instruments are exercised fully (not including already issued warrants and already issued convertible debt instruments), then our share capital will amount to 83,396,660 shares consisting of 83,396,660 shares with a nominal value of DKK 1 each.

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

Summary of Provisions Regarding the Board of Directors and the Executive Board

Pursuant to our articles of association, our board of directors shall be elected by our shareholders at the general meeting and shall be composed of not less than three and no more than ten members. With respect to the duration of the term which our board members severally hold office, the board of directors is classified into two classes as nearly equal in number as possible. Such classes consist of one class of directors (“Class I”) who were elected at the annual general meeting held in 2023 for a term expiring at the annual general meeting to be held in 2025; and a second class of directors (“Class II”) who were elected at the annual general meeting held in 2022 for a term expiring at the annual general meeting to be held in 2024. Member of Class II, Rafaèle Tordjman, M.D., Ph.D., resigned from the board of directors with effect as of November 29, 2023. The shareholders shall increase or decrease the number of directors, in order to ensure that the two classes shall be as nearly equal in number as possible; provided, however, that no decrease shall have the effect of shortening the term of any other director. At each annual general meeting, the successors of the class of directors whose term expires at that meeting shall be elected to hold office for a term expiring at the annual general meeting held in the second year following the year of their election. Board members must retire from the board of directors at the annual general meeting following their 75th birthday. Board members are not required to own any shares of our share capital.

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

The board of directors may resolve to increase our share capital without pre-emptive subscription rights for existing shareholders pursuant to the authorizations set forth above under the caption “Authorizations to Our Board of Directors”.

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

Danish Rules Intended to Prevent Market Abuse

As of July 3, 2016, EU Regulation No 596/2014 on market abuse entered into force and Chapter 10 of the Danish Securities Trading Act was repealed. Pursuant to said Chapter 10, we had adopted an internal code on inside information in respect of the holding of and carrying out of transactions by our board of directors and executive officers and employees in the shares or ADSs or in financial instruments the value of which is determined by the value of the ordinary shares or ADSs, and we had drawn up a list of those persons working for us who could have access to inside information on a regular or incidental basis and had informed such persons of the rules on insider trading and market manipulation, including the sanctions which could be imposed in the event of a violation of those rules. However, said EU Regulation No 596/2014 on market abuse imposes no such requirements on us and we have abandoned our previous practice.

Limitation on Liability

Under Danish law, members of the board of directors or senior management may be held liable for damages in the event that loss is caused due to their negligence. They may be held jointly and severally liable for damages to the company, the shareholders and to third-parties for acting in violation of the articles of association and Danish law.

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

Delaware. The Delaware General Corporation Law provides that vacancies and newly created directorships may be filled by a majority of the directors then in office (even though less than a quorum) unless (1) otherwise provided in the certificate of incorporation or bylaws of the corporation, or (2) the certificate of incorporation directs that a particular class of stock is to elect such director, in which case any other directors elected by such class, or a sole remaining director elected by such class, will fill such vacancy.

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

According to Section 73 of the Danish Companies Act, a minority shareholder may require a majority shareholder that holds more than 90% of the company’s registered share capital and votes to redeem his or her shares. Similarly, a majority shareholder holding more than 90% of the company’s share capital and votes may, according to Section 70 of the same act, squeeze out the minority shareholders. In the event that the parties cannot agree to the redemption squeeze out price, this shall be determined by an independent evaluator appointed by the court. Additionally, there are specific regulations in Sections 249, 267, 285 and 305 of the Danish Companies Act that require compensation in the event of national or cross-border mergers and demergers. Moreover, shareholders who vote against a cross-border merger or demerger or cross-border conversion are, according to Sections 286, 306 and 318 m of the Danish Companies Act, entitled to have their shares redeemed.

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

Anti-takeover Provisions

Denmark. Under Danish law, it is possible to implement limited protective anti-takeover measures. Such provisions may include, among other things, (i) different share classes with different voting rights, (ii) specific requirements to register the shares named in the company’s owners register, and (iii) notification requirements concerning participation in general meetings. The Company has currently not adopted any such provisions.

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

Taxation of Danish Tax Resident Holders of the ADSs

Sale of the ADSs (Individuals)

For individual investors in 2024, gains from the sale of shares are included in the computation of the annual share income subject to 27% tax on the first DKK 61,000 (for cohabiting spouses, a total of DKK 122,000) and at a rate of 42% on share income exceeding DKK 61,000 (for cohabiting spouses over DKK 122,000). Such amounts are subject to annual adjustment and include all share income (i.e., all capital gains and dividends derived by the individual or cohabiting spouses, respectively). The realization principle applies; i.e. the gains or losses are included in the income in the year of disposal.

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

Non-residents of Denmark are not subject to additional Danish income tax with respect to dividends received on shares.

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

Dividends will generally constitute foreign source income for foreign tax credit limitation purposes. Subject to the discussion of the PFIC rules below, any tax withheld with respect to distributions on the ADSs at the rate applicable to a U.S. Holder may, subject to a number of complex limitations, be claimed as a foreign tax credit against such U.S. Holder’s U.S. federal income tax liability or may be claimed as a deduction for U.S. federal income tax purposes. Any amount withheld in excess of the tax rate applicable to a U.S. Holder generally is not eligible to be claimed as a foreign tax credit, regardless of whether such amount is actually refunded or reclaimed. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the ADSs generally will constitute “passive category income.” The rules with respect to the foreign tax credit are complex and involve the application of rules that depend upon a U.S. Holder’s particular circumstances. Under certain circumstances, applicable U.S. Treasury regulations may restrict the availability of any such credit based on the nature of the tax imposed by the foreign jurisdiction. You are urged to consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

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

Passive Foreign Investment Company

Under the Code and Treasury Regulations, the determination of PFIC status is fact-specific and generally cannot be made until after the close of the taxable year in question. Based on our market capitalization and the composition of our income, assets and operations, we do not believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2023. However this is a factual determination, and the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you we will not be a PFIC for any taxable year. A non-U.S. corporation will be considered a PFIC for any taxable year if either:

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

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a “mark-to-market” election for such stock to elect out of the general tax treatment for PFICs discussed above. If you make a “mark-to-market” election for the ADSs, you will include in income for each year we are a PFIC an amount equal to the excess, if any, of the fair market value of the ADSs as of the close of your taxable year over your adjusted basis in such ADSs. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net “mark-to-market” gains on the ADSs included in your income for prior taxable years. Amounts included in your income under a “mark-to-market” election, as well as gain on the actual sale or other disposition of the ADSs, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any “mark-to-market” loss on the ADSs, as well as to any loss realized on the actual sale or disposition of the ADSs to the extent the amount of such loss does not exceed the net “mark-to-market” gains previously included for the ADSs. Your basis in the ADSs will be adjusted to reflect any such income or loss amounts. If you make a valid “mark-to-market” election, the tax rules that apply to distributions by corporations that are not PFICs would apply to distributions by us, except the lower applicable tax rate for qualified dividend income would not apply. If we cease to be a PFIC when you have a “mark-to-market” election in effect, gain or loss realized by you on the sale of the ADSs will be a capital gain or loss and taxed in the manner described above under “Taxation of Disposition of the ADSs”.

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

In certain circumstances, a U.S. Holder of stock in a PFIC can make a “qualified electing fund election” to mitigate some of the adverse tax consequences of holding stock in a PFIC by including in income its share of the corporation’s income on a current basis. However, we do not currently intend to prepare or provide the information that would enable you to make a “qualified electing fund election”.

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

I.
Subsidiary Information

Not applicable.

J.
Annual Report to Security Holders

The Company intends to submit any annual report provided to security holders in electronic format as an exhibit to a report on Form 6-K.

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

Item 14 Material Modification to the Rights of Security Holders and Use of Proceeds

A. Material Modifications to the Rights of Securities Holders

Not applicable.

B. Use of Proceeds

Not applicable.

Item 15 Control and Procedures

A. Disclosure Controls and Procedures

Our chief executive officer and principal financial and accounting officers, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of December 31, 2023, have concluded that based on the evaluation of these controls and procedures required by Rule 13a-15(b) of the Exchange Act, our disclosure controls and procedures were effective.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2023. This assessment was performed under the directions and supervision of our Chief Executive Officer and our principal financial and accounting officers and based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission.

A material weakness is a control deficiency, or a combination of control deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected. These control deficiencies could result in a misstatement of the financial statement accounts or related disclosures that would result in a material misstatement in the annual or interim consolidated financial statements that would not be prevented or detected on a timely basis. Based on management’s assessment of those criteria, management has concluded that the design and operating effectiveness of our internal control over financial reporting was effective as of December 31, 2023.

C. Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2023 has been audited by Deloitte Statsautoriseret Revisionspartnerselskab, an independent registered public accounting firm, as stated in their report, which appears in Item 18 below.

D. Changes in Internal Control over Financial Reporting

During the year ended December 31, 2023, the Company has implemented new processes and controls related to royalty funding liabilities, following the financing completed in September 2023. There have been no other changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting.

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

	Year ended December 31, 2023		Year ended December 31, 2022
	(EUR’000)%		(EUR’000)%
Audit Fees	739	86	814	85
Tax Fees	122	14	138	15
Total	861	100	952	100

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

None.

Item 16F Change in Registrant’s Certifying Accountant

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
•
We do not intend to follow Nasdaq’s requirements regarding the provision of proxy statements for general meetings of shareholders. Danish corporate law does not have a regulatory regime for the solicitation of proxies and the solicitation of proxies is not a generally accepted business practice in Denmark. We intend to provide shareholders with an agenda and other relevant documents for the general meeting of shareholders.

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
•
We do not intend to follow Nasdaq’s requirements regarding shareholder approval for all equity compensation plans. Generally, Nasdaq Rule 5635(c) requires each issuer to obtain shareholder approval of all equity compensation plans (including warrant incentive plans) and material amendments to such plans. However, pursuant to Nasdaq Rule 5615(a)(3), we have elected to follow our home country’s practices (in this case, being Danish practices) in lieu of the requirements of Nasdaq Rule 5635(c). Our home country practices do not require us to obtain shareholders’ approval for amendments to our existing warrant incentive program.

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

Item 16I Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J Insider Trading Policies

We have adopted an insider trading policy governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees. A copy of the insider trading policy is filed as an exhibit to this annual report.

Item 16K Cybersecurity

Cybersecurity Risk Management and Strategy

We have developed and implemented a cybersecurity risk management program intended to safeguard the confidentiality and integrity of the information we collect and process, prevent unauthorized access to our IT systems and data, and ensure availability of our IT systems and data according to defined business requirements. Our cybersecurity risk management program includes a cybersecurity incident response plan.

Our Information Security Policy for Global IT outlines the organizational responsibilities for maintaining a strong security posture for our IT systems and sets forth the IT security measures and controls that are required to be in place. This policy covers all IT systems that process Company information. Our Security Management team is responsible for ensuring internal security compliance and for managing IT vendors.

We have designed our security program around the International Organization for Standardization International Electrotechnical Commission (ISO/IEC) 27001 standard on a strategic and tactical level, while our operational program is maintained in accordance with the Center for Internet Security (CIS) Critical Security Controls framework. This does not imply that we meet any particular technical standards, specifications, or requirements, only that we use the ISO/IEC and CIS Controls standards as guides to help us identify, assess, and manage cybersecurity risks relevant to our business.

Our cybersecurity risk management program is integrated into our overall enterprise risk management program, and shares common methodologies, reporting channels and governance processes that apply across the enterprise risk management program to other legal, compliance, strategic, operational, and financial risk areas.

Our cybersecurity risk management program includes:

•
risk assessments designed to help identify material cybersecurity risks to our critical systems, information, products, services, and our broader enterprise IT environment;
•
a security team principally responsible for managing (1) our cybersecurity risk assessment processes; (2) our security controls; and (3) our response to cybersecurity incidents;
•
the use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security controls;
•
a defined process for registration, classification and escalation of any incidents to a named IT Incident Manager and incident response team, which includes relevant members of the IT management team, the compliance team, business process owners and potentially external vendors;
•
security awareness campaigns for Company employees via various channels (intranet, direct mail, screen savers, etc.); and
•
secure access control measures applied to critical IT systems, equipment and devices, designed to prevent unauthorized users, processes, and devices from assessing IT systems and data.

We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition.

Cybersecurity Governance

Our Board considers cybersecurity risk as part of its risk oversight function and has delegated the oversight of cybersecurity and other information technology risks to the executive board. The executive board oversees the Security Management team's implementation of our cybersecurity risk management program.

The executive board receives regular updates from the Security Management team on our cybersecurity risks. In addition, the Security Management team updates the executive board, as necessary, regarding any material cybersecurity incidents, as well as any incidents with lesser impact potential.

The executive board reports to the full Board regarding its activities, including those related to cybersecurity. The full Board also receives briefings from management on our cyber risk management program. Board members receive presentations on cybersecurity topics from our Security Management team, internal security staff and external experts as part of the Board's continuing education on topics that impact public companies.

Our Security Management team is chaired by the Chief Information Officer and includes the Head of IT Compliance, IT Operations/Infrastructure and Cyber Security, and is responsible for assessing and managing our material risks from cybersecurity threats. The team has primary responsibility for our overall cybersecurity risk management program and supervises both our internal cybersecurity personnel and our retained external cybersecurity consultants. Our Security Management team's background includes experience in regulatory compliance, cloud computing and infrastructure, and cyber incident response.

Our Security Management team supervises efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include briefings from internal security personnel, threat intelligence and other information obtained from governmental, public or private sources, including external consultants engaged by us, as well as alerts and reports produced by security tools deployed in our IT environment.

Our executive management that is part of the Corporate Management Group signs off on the overall strategic direction for IT security and ensures alignment with our overall business strategy.

We have also established a Security Organization Unit to ensure alignment across key security functions in our organization. The Security Organization Unit is chaired by the Chief Information Officer and includes representatives from Foundational Technology and IT Compliance. It is the responsibility of the Security Organization Unit to approve the Company's IT security roadmap, ensure allocation and prioritization of resources, and to act as the escalation point for IT security matters.

A named IT manager is assigned the responsibility of maintaining IT security across our global organization. This responsibility includes defining and driving IT security roadmap initiatives, defining and implementing activities needed to drive an IT security awareness program, supporting the assessment of new IT systems and vendors, and acting as the leader and point person in the event of a major security incident.

Operational responsibility resides with the related product teams. The product teams are responsible for ensuring effective and updated security technologies are used in the day-to-day operational procedures, and for maintaining, operating and implementing applications and technologies securely across business areas within the Company.

PART III

Item 17 Financial Statements

See “Item 18 Financial Statements.”

Item 18 Financial Statements

ASCENDIS PHARMA A/S

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Ascendis Pharma A/S

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Ascendis Pharma A/S and subsidiaries (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of profit or (loss) and other comprehensive income or (loss), the consolidated statements of changes in equity, and the consolidated cash flow statements for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). We also have audited the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

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

Derivative liabilities – Refer to Notes 2, 3 and 16 to the financial statements

Critical Audit Matter Description

The Company has convertible senior notes which are separated into a financial liability and an embedded derivative component. The financial liability is presented as part of Borrowings on the statement of financial position and accounted for at amortized cost. The embedded derivative component has been accounted for separately as it is deemed not closely related to the financial liability and is presented under Derivative liabilities in the statement of financial position. The embedded derivative component is measured at fair value, which requires the Company to make significant estimates regarding the determination of fair value. In measuring the fair value of the embedded derivative component, the Black-Scholes option pricing model is used, incorporating observable inputs and an unobservable input relating to the assumption for expected volatility. As of December 31, 2023, the embedded derivative presented as derivative liabilities totaled EUR 143 million.

We identified Derivative liabilities as a critical audit matter due to the judgment related to the valuation of the embedded derivative component. Significant audit effort was required to audit the valuation of the embedded derivative component, including involvement of specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to derivative liabilities included the following, among others:

•
We tested the effectiveness of controls over valuation of derivative liabilities;
•
We evaluated whether there are changes to the purchase agreement and offering memorandum, previously issued, during the year;
•
We evaluated whether the accounting treatment of the derivative liabilities is consistent with the relevant accounting standards;

•
We evaluated whether the valuation techniques used for the derivative liabilities are appropriate and consistent with relevant accounting standards;
•
We involved our fair value specialists to independently calculate the fair value and assess the reasonableness of the valuation assumptions of the derivative liabilities at year-end;
•
We traced the information from the purchase agreement and offering memorandum to the inputs used in the Company’s calculations of the derivative liabilities;
•
We traced the external inputs used in the Company’s calculations of the derivative liabilities to reliable independent sources; and
•
We tested the mathematical accuracy of the Company’s calculations of the derivative liabilities.

/s/ Deloitte Statsautoriseret Revisionspartnerselskab

Copenhagen, Denmark

February 7, 2024

We have served as the Company’s auditor since 2007.

Consolidated Statements of Profit or (Loss) and Other Comprehensive Income or (Loss) for the

Years Ended December 31

	Notes	2023	2022	2021
		(EUR’000)
Consolidated Statement of Profit or (Loss)
Revenue	4	266,718	51,174	7,778
Cost of sales	6, 11	44,395	12,137	3,523
Gross profit		222,323	39,037	4,255
Research and development costs	6, 11	413,454	379,624	295,867
Selling, general and administrative expenses	6, 11	264,410	221,227	160,180
Operating profit/(loss)		(455,541)	(561,814)	(451,792)
Share of profit/(loss) of associate	12	(18,395)	(17,697)	12,041
Finance income	16	43,857	52,181	59,718
Finance expenses	16	44,065	50,487	3,911
Profit/(loss) before tax		(474,144)	(577,817)	(383,944)
Tax on profit/(loss) for the year	9	(7,303)	(5,377)	367
Net profit/(loss) for the year		(481,447)	(583,194)	(383,577)
Attributable to owners of the Company		(481,447)	(583,194)	(383,577)
Basic and diluted earnings/(loss) per share		€(8.55)	€(10.40)	€(7.00)
Weighted average number of shares used for calculation (basic and diluted) (1)		56,287,060	56,071,793	54,771,763

		(EUR’000)
Consolidated Statement of Comprehensive Income or (Loss)
Net profit/(loss) for the year		(481,447)	(583,194)	(383,577)
Other comprehensive income/(loss)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations		(2,731)	(327)	3,855
Other comprehensive income/(loss) for the year, net of tax		(2,731)	(327)	3,855
Total comprehensive income/(loss) for the year, net of tax		(484,178)	(583,521)	(379,722)
Attributable to owners of the Company		(484,178)	(583,521)	(379,722)

(1)
A total of 6,523,784 warrants outstanding as of December 31, 2023 (a total of 6,864,011 warrants and 7,085,073 warrants outstanding as of December 31, 2022 and 2021, respectively) can potentially dilute earnings per share in the future but have not been included in the calculation of diluted earnings per share because they are antidilutive for the periods presented. Similarly, 575,000 convertible senior notes which were issued in March 2022 can potentially be converted into 3,456,785 ordinary shares, and can potentially dilute earnings per share in the future but have not been included in the calculation of diluted earnings per share because they are antidilutive for 2022 and 2023.

Consolidated Statements of Financial Position as of December 31,

	Notes	2023	2022
		(EUR’000)
Assets
Non-current assets
Intangible assets	5, 10	4,419	4,828
Property, plant and equipment	5, 11	110,634	129,095
Investment in associate	12	5,686	22,932
Other receivables	16	2,127	1,920
Marketable securities	16, 17	—	7,492
		122,866	166,267
Current assets
Inventories	13	208,931	130,673
Trade receivables	16	35,874	11,910
Income tax receivables		802	883
Other receivables	16	19,097	12,833
Prepayments		38,578	31,717
Marketable securities	16, 17	7,275	290,688
Cash and cash equivalents	16, 17	392,164	444,767
		702,721	923,471
Total assets		825,587	1,089,738

Equity and liabilities
Equity
Share capital	17	7,749	7,675
Distributable equity		(153,446)	255,673
Total equity		(145,697)	263,348

Non-current liabilities
Borrowings	16, 17	534,246	387,556
Lease liabilities	16, 17	84,619	95,400
Derivative liabilities	16, 17	143,296	157,950
Contract liabilities	14	5,949	14,213
Deferred tax liabilities	9	5,830	—
		773,940	655,119
Current liabilities
Borrowings	16, 17	11,226	11,630
Lease liabilities	16, 17	14,174	13,791
Contract liabilities	14	1,184	—
Trade payables and accrued expenses	16, 17	94,566	101,032
Other liabilities		41,176	31,989
Income tax payables		2,299	5,490
Provisions	15	32,719	7,339
		197,344	171,271
Total liabilities		971,284	826,390
Total equity and liabilities		825,587	1,089,738

Consolidated Statements of Changes in Equity

		Distributable Equity
	Share Capital	Share Premium	Treasury shares	Foreign Currency Translation Reserve	Accumulated Deficit	Total
	(EUR ‘000)
Equity at January 1, 2021	7,217	1,728,747	—	(76)	(897,177)	838,711
Net profit/(loss) for the period	—	—	—	—	(383,577)	(383,577)
Other comprehensive income/(loss), net of tax	—	—	—	3,855	—	3,855
Total comprehensive income/(loss)	—	—	—	3,855	(383,577)	(379,722)
Transactions with Owners
Share-based payment (Note 7)	—	—	—	—	66,830	66,830
Acquisition of treasury shares	—	—	(21)	—	(21,584)	(21,605)
Capital increase	429	398,966	—	—	—	399,395
Cost of capital increase	—	(19,974)	—	—	—	(19,974)
Equity at December 31, 2021	7,646	2,107,739	(21)	3,779	(1,235,508)	883,635
Net profit/(loss) for the period	—	—	—	—	(583,194)	(583,194)
Other comprehensive income/(loss), net of tax	—	—	—	(327)	—	(327)
Total comprehensive income/(loss)	—	—	—	(327)	(583,194)	(583,521)
Transactions with Owners
Share-based payment (Note 7)	—	—	—	—	64,180	64,180
Acquisition of treasury shares	—	—	(134)	—	(105,965)	(106,099)
Transfer under stock incentive programs	—	—	6	—	(6)	—
Capital increase	29	5,124	—	—	—	5,153
Equity at December 31, 2022	7,675	2,112,863	(149)	3,452	(1,860,493)	263,348
Net profit/(loss) for the period	—	—	—	—	(481,447)	(481,447)
Other comprehensive income/(loss), net of tax	—	—	—	(2,731)	—	(2,731)
Total comprehensive income/(loss)	—	—	—	(2,731)	(481,447)	(484,178)
Transactions with Owners
Share-based payment (Note 7)	—	—	—	—	66,660	66,660
Transfer under stock incentive programs			3		(3)	—
Net settlement under stock incentive programs	—	—	—	—	(1,812)	(1,812)
Capital increase	74	10,211	—	—	—	10,285
Equity at December 31, 2023	7,749	2,123,074	(146)	721	(2,277,095)	(145,697)

Consolidated Cash Flow Statements for the year Ended December 31

	Notes	2023	2022	2021
		(EUR’000)
Operating activities
Net profit/(loss) for the year		(481,447)	(583,194)	(383,577)
Reversal of finance income		(43,857)	(52,181)	(59,718)
Reversal of finance expenses		44,065	50,487	3,911
Reversal of gain and loss on disposal of property, plant and equipment		5	22	—
Reversal of income taxes (expenses)		7,303	5,377	(367)
Adjustments for non-cash items:
Non-cash consideration relating to revenue		(2,354)	(2,547)	(2,365)
Share of profit/(loss) of associate		18,395	17,697	(12,041)
Share-based payment		66,660	64,180	66,830
Depreciation		18,428	17,514	14,946
Impairment of property, plant and equipment		7,834	—	—
Amortization		483	444	445
Changes in working capital:
Inventories		(78,258)	(55,268)	(75,405)
Receivables		(32,773)	(11,531)	(6,659)
Prepayments		(11,413)	(6,409)	(11,238)
Contract liabilities (deferred income)		(7,080)	8,648	5,202
Trade payables, accrued expenses and other payables		3,551	45,943	39,186
Increase/(decrease) in provisions		26,187	6,145	1,193
Cash flows generated from/(used in) operations		(464,271)	(494,673)	(419,657)
Finance income received		17,048	8,271	3,697
Finance expenses paid		(15,672)	(9,294)	(1,841)
Income taxes received/(paid)		(4,466)	(3)	152
Cash flows from/(used in) operating activities		(467,361)	(495,699)	(417,649)
Investing activities
Investment in associate		—	—	(10,187)
Proceeds from disposal of property, plant and equipment		51	—	—
Acquisition of property, plant and equipment		(2,442)	(14,489)	(23,704)
Reimbursement for acquisition of property, plant and equipment		—	9,535	—
Development expenditures (software)		—	—	(530)
Purchase of marketable securities		—	(213,842)	(226,038)
Settlement of marketable securities		288,865	280,528	149,880
Cash flows from/(used in) investing activities		286,474	61,732	(110,579)
Financing activities
Payment of principal portion of lease liabilities		(10,438)	(6,356)	(6,429)
Net proceeds from borrowings	16	136,256	503,281	—
Proceeds from exercise of warrants		10,286	5,153	11,537
Net proceeds from follow-on public offerings		—	—	367,884
Acquisitions of treasury shares, net of transactions costs		—	(105,305)	(21,605)
Payment of withholding taxes under stock incentive programs		(1,812)	—	—
Cash flows from/(used in) financing activities		134,292	396,773	351,387
Increase/(decrease) in cash and cash equivalents		(46,595)	(37,194)	(176,841)
Cash and cash equivalents at January 1		444,767	446,267	584,517
Effect of exchange rate changes on balances held in foreign currencies		(6,008)	35,694	38,591
Cash and cash equivalents at December 31		392,164	444,767	446,267
Cash and cash equivalents include:
Bank deposits		392,164	427,810	441,736
Short-term marketable securities		—	16,957	4,531
Cash and cash equivalents at December 31		392,164	444,767	446,267

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

The Company’s Board of Directors approved these consolidated financial statements on February 7, 2024.

Note 2—Summary of Significant Accounting Policies

Basis of Preparation

The consolidated financial statements are prepared in accordance with the IFRS Accounting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), and as adopted by the European Union (the “EU”).

The accounting policies applied when preparing the consolidated financial statements are described in detail below and are applied for all entities. Significant accounting judgements and sources of estimation uncertainties used when exercising the accounting policies are described in Note 3, “Significant Accounting Judgements and Estimates”.

These consolidated financial statements have been prepared under the historical cost convention, apart from certain financial instruments that are measured at fair value at initial recognition.

Changes in Accounting Policies

Several amendments to and interpretations of IFRS applied for the first time in 2023, which have not had an impact on the accounting policies applied by the Company. Thus, the accounting policies applied when preparing these consolidated financial statements have been applied consistently to all the periods presented.

Change to Presentation of Borrowings

At December 31, 2022, lease liabilities were presented as part of borrowings in the consolidated statements of financial position. At December 31, 2022, the carrying amount of lease liabilities was €95.4 million and €13.8 million, for non-current liabilities and current liabilities, respectively.

In connection with entering into additional borrowing activities in September 2023, lease liabilities are presented separately in the consolidated statements of financial position, Comparative figures have been reclassified to reflect the change in presentation. Accordingly, borrowings comprise convertible senior notes and royalty funding liabilities.

The change to presentation had no other impact on the consolidated financial statements.

Going Concern

The Company’s Board of Directors has at the time of approving the consolidated financial statements, a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future. Thus, the Company continues to adopt the going concern basis of accounting in preparing the consolidated financial statements.

Basis of Consolidation

The consolidated financial statements include the parent company, Ascendis Pharma A/S, and all enterprises over which the parent company has control. Control of an enterprise exists when the Company has exposure, or rights to, variable returns from its involvement with the enterprise and has the ability to control those returns through its power over the enterprise. Accordingly, the consolidated financial statements include Ascendis Pharma A/S and the subsidiaries listed in Note 20, “Investment in Group Enterprises”.

Consolidation Principles

Subsidiaries, which are enterprises the Company controls, are fully consolidated from the date upon which control is transferred to the Company. They are deconsolidated from the date control ceases.

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

The consolidated statements of profit or loss include the Company’s share of result after tax of the associate after any adjustments made to bring the associate’s accounting policies in line with those of the Company. Transactions between the associate and the Company are eliminated proportionally according to the Company’s interest in the associate. Unrealized gains and losses resulting from transactions between the Company and its associate are eliminated to the extent of the Company’s interest in the associate.

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

Revenue is measured at the contractual sales price, reflecting the consideration received or receivable from customers, net of value added taxes, and provisions for a variety of sales deductions such as prompt pay discounts, shelf stock adjustments and applicable sales rebates attributable to various commercial arrangements, managed healthcare organizations, government programs, and co-pay arrangements. In addition, goods are principally sold on a “sale-or-return” basis, where customers may return products in line with the Company’s return policy. Sales deductions and product returns are considered variable consideration and are estimated at the time of sale using the expected value method. The amount of variable consideration that is included in the transaction price may be constrained and is included in the net contractual price only to the extent that it is probable that a significant reversal will not occur.

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

The transaction price in the contract is measured at fair value and reflects the consideration the Company expects to be entitled to in exchange for those goods or services. Under license agreements, the transaction price may include up-front payments, royalty and milestone payments. Sales-based royalty and sales-based milestone income promised in exchange for a license of intellectual property is recognized as revenue at the later of the occurrence of subsequent sale or satisfaction of the performance obligation to which some of the royalty has been allocated. Milestone income related to regulatory activities is included in the transaction price at the point in time that it is highly probable that the applicable criteria are met.

The transaction price is allocated to each performance obligation according to their stand-alone selling prices and is recognized when control of the goods or services is transferred to the customer, either over time or at a point in time, depending on the specific terms and conditions in the contracts. License agreements, which transfer rights to the Company's intellectual property (“IP”), are classified as “right-to-access”, with revenue recognized over time, or as “right-to-use” with revenue recognized at a point in time.

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

Development activities relate to activities following an IND, or equivalent, and typically involve a single product candidate undergoing a series of studies to illustrate its safety profile and effect on human beings, prior to obtaining the necessary approval from the appropriate authorities. Development activities comprise drug candidates undergoing clinical trials starting in phase I (first time drug is administered in a small group of humans), and further into Phase II and III, which include administration of drugs in larger patient groups. Following, and depending on clinical trial results, a Biologic License Application (“BLA”) or New Drug Application (“NDA”) may be submitted to the authorities, to apply for marketing approval, which, with a positive outcome will permit the Company to market and sell the products. Long-term extension trials may be ongoing following submission of a BLA or NDA.

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

Share-based Incentive Programs

Share-based incentive programs comprise warrant programs, Restricted Stock Unit programs (“RSU-programs”) and Performance Stock Unit Programs (“PSU-programs”). which are classified as equity-settled share-based payment transactions.

The cost of equity-settled transactions is determined by the fair value at the date of grant. For warrant programs, the fair value of each warrant granted is determined using the Black-Scholes valuation model. For RSU-programs and PSU-programs, the fair value of each RSU or PSU granted is equal to the closing share price on the date of grant of the underlying ADS. Any social security contributions payable in connection with the grant or exercise of the warrants are recognized as expenses when incurred. The assumptions used for estimating the fair value of share-based payment transactions are disclosed in Note 7, “Share-based Payment”.

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

Where the terms and conditions for an equity-settled grant are modified, the services measured at the grant date fair value over the vesting period are recognized, subject to performance and/or service conditions that were specified at the initial grant date(s). Additionally, at the date of modification, unvested grants are re-measured and any increase in the total fair value is recognized over the vesting period. If a new grant is substituted for the cancelled grant and designated as a replacement grant on the date that it is granted, the cancelled and new grants are treated as if they were a modification of the original grant.

Finance Income and Expenses

Finance income and expenses comprise interest income and expenses, realized and unrealized exchange rate gains and losses on transactions denominated in foreign currencies, fair value remeasurement gains and losses on derivative liabilities, and remeasurement gains and losses on royalty funding liabilities.

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

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is not amortized but is subject to impairment testing at least on a yearly basis. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash-generating units, or group of cash-generating units, that are expected to benefit from the synergies of the combination. Each cash-generating unit or group of cash-generating units to which goodwill is allocated represents the lowest level within the Company at which the goodwill is monitored for internal management purposes.

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

Following initial recognition of the development expenditure as an asset, the asset is carried at cost less any accumulated amortization and accumulated impairment losses. Amortization of the asset begins when the development is complete, and the asset is available for use. Software assets are amortized over the period of expected future benefits. Amortization is recognized in research and development costs, and selling, general and administrative expenses, as appropriate. Expenditures that do not meet the criteria above are recognized as an expense as incurred.

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

Inventories

Inventories comprise raw materials, work in progress and finished goods. The cost of work in progress and finished goods comprise service expenses incurred at CMOs, raw materials consumed, incremental storage and transportation, other direct materials, and a proportion of manufacturing overheads based on normal operation capacity.

Inventories are measured at the lower of cost incurred in bringing it to its present location and condition, and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale. Cost is measured using the first-in, first-out method. Work in progress and finished goods are measured under a standard cost method that takes into account normal levels of consumption, yields, labor, efficiency and capacity utilization. Production processes are complex, where actual yields and consumptions are sensitive to a wide variety of manufacturing conditions. Standard cost variances are reviewed regularly and adjusted to ensure inventories approximate actual cost of production.

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

Marketable securities are initially recognized at fair value at trade-date, and subsequently measured at amortized cost under the effective interest method. Interest income is recognized as finance income in the consolidated statement of profit or loss. Marketable securities are subject to an impairment test to accommodate expected credit loss. Gains and losses are recognized as finance income or expenses in the consolidated statement of profit or loss when the specific security or portfolio of securities is derecognized, modified or impaired.

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

Retained earnings/(accumulated deficit) represents the accumulated profits or losses from the Company’s operations, including corresponding entries to share-based payments recognized in the consolidated statement of profit or loss, arising from warrant programs, RSU-programs and PSU-programs. In addition, premiums from acquisition and sale of treasury shares are recognized as part of this reserve. A positive reserve is available to be distributed as dividends to the Company’s shareholders.

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

Royalty Funding Liabilities

Royalty funding liabilities relate to the Company’s contractual obligations to pay a predetermined percentage of future commercial revenue until reaching a predetermined multiple of proceeds received, pursuant to the detailed provisions of the capped synthetic royalty funding agreement (the “Royalty Funding Agreement”).

Where relevant, royalty funding liabilities are separated into a financial liability and embedded derivative components based on the terms and conditions of the Royalty Funding Agreement. Embedded derivative components are accounted for separately, unless these are deemed closely related to the financial liability. The Royalty Funding Agreement includes a buy-out option where the value is dependent on non-financial variables that are specific to the Company. Accordingly, the buy-out option is not accounted for separately as a derivative.

The financial liability is recognized when the Company becomes party to the contractual provisions of the Royalty Funding Agreement and measured at amortized cost until it is extinguished upon exercising a buy-out option or upon achieving the predetermined multiple of proceeds received. The effective interest rate is estimated at initial recognition and takes into account incremental transaction costs and anticipated amount and timing of future cash flows, which further depends on future commercial revenue forecasts and the probability of exercising the buy-out option. The amortized cost is remeasured prospectively when there is a material change in expectations to amount and timing of future cash flows, which will increase or decrease future interest expenses. Remeasurement gain or losses are recognized through the profit or loss as finance income or expenses, respectively.

The financial liability is presented as part of borrowings in the statement of financial position.

Leases

Right-of-use Assets

Right-of-use assets are recognized at the lease commencement date, defined as the date the underlying asset is available for use. Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets include the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any incentives received. In addition, right-of-use assets also include an estimate of costs to be incurred by the Company in dismantling or restoring the underlying asset to the condition if required by the terms and condition of the lease, if any.

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

Provisions for sales deductions attributed to various commercial arrangements, managed healthcare organizations, government programs, and co-pay arrangements are recognized when the related sales takes place and measured using the expected value method. Payable amounts for managed healthcare organizations and government programs are generally settled within 90-180 days from the transaction date.

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

Cash flows from financing activities comprise payments related to the capital structure of the Company, including lease liabilities, changes in the share capital and treasury shares, and issuance and payments under the Company's borrowing activities.

The effect of exchange rate changes on cash and cash equivalents held or due in a foreign currency is presented separately from cash flows from operating, investing and financing activities. Cash flows in currencies other than the functional currency are recognized in the cash flow statement, using the average exchange rates.

Cash and cash equivalents comprise cash and on-demand bank deposits with financial institutions, cash held by service providers for the purpose of meeting short-term cash commitments, and highly liquid marketable securities with a maturity of three months or less after the date of acquisition.

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

New IFRS Accounting Standards Not Yet Effective

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

The amendments are effective for annual reporting periods beginning on or after January 1, 2024 and must be applied retrospectively. The amendments require the convertible notes (presented as part of borrowings on the statement of financial position) and derivative liabilities, presented as non-current liabilities at December 31, 2023, to be presented as current liabilities. On December 31, 2023, the carrying amount of convertible notes and derivative liabilities were €407.1 million and €143.3 million, respectively.

The consolidated financial statements are not expected to be affected by other new or amended standards.

Note 3 – Significant Accounting Judgements and Estimates

In the application of the Company’s accounting policies, management is required to make judgements, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. Judgements, estimates and assumptions applied are based on historical experience and other factors that are relevant, and which are available at the reporting date. Uncertainty concerning estimates and assumptions could result in outcomes that require a material adjustment to assets and liabilities in future periods.

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

As of December 31, 2023, the provisions for sales rebates and product returns was €32.7 million compared to €7.3 million, as of December 31, 2022. Development in total provisions is disclosed in Note 15, “Provisions”.

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

Warrant compensation cost recognized in the consolidated statement of profit or loss was €28.8 million, €55.2 million and €66.1 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Valuation of Embedded Derivatives

Foreign currency conversion options embedded in the convertible notes are accounted for separately as derivative liabilities at fair value through profit or loss.

Fair value cannot be measured based on quoted prices in active markets, or other observable input, and accordingly, derivative liabilities are measured by use of valuation techniques in the form of the Black-Scholes Option Pricing model. Subjective judgements and assumptions, which are subject to estimation uncertainties, need to be exercised in determining the appropriate unobservable input to the valuation model (Level 3 in the fair value hierarchy). This includes volatility of the Company’s share price for a historic period, reflecting the assumption that the historical volatility is indicative of a period similar to the expected lifetime of the options.

As of December 31, 2023, the valuation of the derivative liabilities was €143.3 million compared to €158.0 million as of December 31, 2022. Changes in assumptions relating to these factors could affect the reported fair value of derivative liabilities. Refer to Note 16, “Financial Assets and Liabilities”, for additional details.

Measurement of Royalty Funding Liabilities

The carrying amount of royalty funding liabilities is measured according to anticipated future cash flows, which further depends on the amount and timing of future commercial revenue. Assumptions that impact the amount and timing of future commercial revenue are subject to estimation uncertainties, and are subject to a number of factors which are not within the Company's control.

The Company will periodically revisit the anticipated amount and timing of future commercial revenue and to the extent such amount or timing is materially different from the previous estimates, a remeasurement gain or loss is recognized through the profit or loss as finance income or expenses, respectively, which would further increase or decrease future interest expenses. Further details are provided in Note 16, “Financial Assets and Liabilities”.

As of December 31, 2023, the carrying amount of the royalty funding liabilities was €138.4 million.

Note 4—Revenue

Revenue has been recognized in the consolidated statements of profit or loss with the following amounts:

	2023	2022	2021
	(EUR’000)
Revenue
Sale of commercial products	178,663	35,659	943
Rendering of services	21,659	4,434	751
Sale of clinical supply	319	8,534	3,719
Licenses	66,077	2,547	2,365
Total revenue	266,718	51,174	7,778
Attributable to
Commercial customers	178,663	35,659	943
Collaboration partners and license agreements	88,055	15,515	6,835
Total revenue	266,718	51,174	7,778
Specified by timing of recognition
Recognized over time	21,659	4,434	751
Recognized at a point in time	245,059	46,740	7,027
Total revenue	266,718	51,174	7,778
Specified per geographical location
Europe	869	552	—
North America	191,677	44,156	6,856
Asia	74,172	6,466	922
Total revenue	266,718	51,174	7,778

Commercial Customers

Revenue to commercial customers relates to sale of SKYTROFA® (lonapegsomatropin-tcgd), primarily in the U.S. market, which is sold to specialty pharmacies and specialty distributors. In addition, the Company began shipping products to wholesalers in Germany in the third quarter of 2023. Customer payment terms are typically 30 days from the transaction date.

In both 2023 and 2022, four commercial customers represented more than 10% of sales to commercial customers.

Collaboration Partners and License Agreements

On November 29, 2023, the Company entered into an exclusive license agreement with Teijin Limited (the “Teijin Agreement”) for the further development and commercialization of TransCon hGH, TransCon PTH, and TransCon CNP for endocrinology rare disease (the “Licensed Products”) in Japan. Under the terms of the Teijin Agreement, the Company received an upfront payment of $70 million, with additional development and regulatory milestones of up to $175 million and commercial milestones. In addition, the Company is eligible to receive royalties on net sales of the Licensed Products in Japan, of up to mid-20’s percent.

Further, the Company will provide clinical and commercial supply, and development services for joint activities, which are subject to separate remuneration, and which will be recognized as revenue over time as rendering of services or reimbursement revenue, as applicable.

At December 31, 2023, none of the Licensed Products have received marketing authorization in Japan and no services has been provided by the Company. The Licensed Products are patent protected, where future activities do not affect their existing stand-alone functionalities. Accordingly, all three licenses have been classified as “right-to-use” licenses, with revenue recognized at a point in time, where the licensee is granted access to the IP. For the year ended, December 31, 2023, “Licenses” includes upfront payment of $70 million, which is allocated to the license of the Company’s IP.

Development and regulatory milestones of up to $175 million are recognized as revenue when the milestone criteria specific to the licensed product are met. Royalty and commercial milestone income is recognized as revenue when the subsequent product sales occur.

For the year ended, December 31, 2023, no revenue from royalties or milestones has been recognized under the Teijin Agreement.

Revenue from collaboration partners and license agreements also includes license income, rendering of services and sale of clinical supply under three licenses agreements with VISEN Pharmaceuticals, which were entered into in 2018.

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

The Company’s intangible assets and property, plant and equipment located by country or region are specified below, and defines the Company’s non-current segment assets:

	2023	2022
	(EUR’000)
Non-current segment assets
Denmark (domicile country)	32,893	30,336
North America	68,589	89,439
Europe	13,571	14,148
Total non-current segment assets	115,053	133,923
Investment in associate	5,686	22,932
Marketable securities	—	7,492
Other receivables	2,127	1,920
Total non-current assets	122,866	166,267

Note 6—Employee costs

	2023	2022	2021
	(EUR’000)
Employee costs
Wages and salaries	170,278	140,420	104,583
Share-based payment	66,660	64,180	66,830
Pensions (defined contribution plans)	4,403	4,163	2,416
Social security costs	12,877	10,627	7,667
Other employee costs	4,238	4,411	1,740
Total employee costs (2)	258,456	223,801	183,236
Included in the profit or loss
Cost of sales (1)	15,748	7,239	1,380
Research and development costs	127,002	122,581	108,434
Selling, general and administrative expenses	115,706	93,981	73,422
Total employee costs (2)	258,456	223,801	183,236
Average number of employees	851	719	573
(1)
Cost of sales includes employee costs capitalized as part of inventories.
(2)
At December 31, 2023, “Employee costs” has been extended to also include “Other employee costs”, which comprise other external costs associated with employment. In addition, “Social security costs” have been adjusted to also include various insurance programs. Comparative amounts have been reclassified to reflect the change in presentation.

Key Management Personnel comprises the Board of Directors (the “Board”), the Executive Board and Non-executive Senior Management. Compensation to Key Management Personnel comprises salaries, participation in annual bonus schemes, pensions (defined contributions plans), and share-based compensation. Share-based compensation is elaborated in further details in Note 7, “Share-based Payment”.

Compensation to Key Management Personnel included within total employee costs is summarized below:

	Board of Directors (1)			Executive Board (2)			Non-executive Senior Management
	2023	2022	2021	2023	2022	2021	2023	2022	2021
	(EUR ‘000)
Compensation
Wages and salaries	543	403	296	4,375	3,809	2,699	4,673	6,087	5,547
Share-based payment	1,276	1,273	2,032	13,243	11,392	8,770	9,529	8,872	14,906
Pensions (defined contribution plans)	—	—	—	54	46	23	122	118	120
Social security costs	—	—	—	103	55	49	45	89	60
Other employee cost	—	—	—	20	20	10	40	45	45
Total compensation	1,819	1,676	2,328	17,795	15,322	11,551	14,409	15,211	20,678
(1)
The Board of Directors comprised six to seven persons in 2023, 2022 and 2021.
(2)
The Executive Board comprised four persons in 2023 and 2022. In 2021, the Executive Board comprised two to four persons.

Note 7—Share-based Payment

As an incentive to employees, members of the Board and select consultants, the Company has established warrant programs. In December 2021, the Company established a Restricted Stock Unit programs (“RSU program”), and in March 2023, a Performance Stock Unit program. All programs are classified as equity-settled share-based payment transactions.

Restricted Stock Unit Program

Restricted Stock Units (“RSUs”) are granted by the Board in accordance with authorizations given to it by the shareholders of Ascendis Pharma A/S to the Executive Board, select employees and members of the Board (“RSU-holders”) in accordance with the Company’s RSU Program adopted in December 2021. Further, RSUs may be granted to select consultants. One RSU represents a right for the RSU-holder to receive one ADS of Ascendis Pharma A/S upon vesting if the vesting conditions are met or waived by the Board at its discretion. ADSs underlying RSUs are treasury shares that have been repurchased in the market.

Performance Stock Unit Program

Performance Stock Units (“PSUs”) are granted by the Board to certain members of senior management and the Executive Board (the “PSU-holders”). In addition, PSUs may be granted to other employees, select consultants and members of the Board. PSUs were granted for the first time in March 2023. One PSU represents a right for the PSU-holder to receive one ADS of Ascendis Pharma A/S upon vesting.

Vesting Conditions

RSUs granted vest over a predetermined service period, and accordingly require RSU-holders to be employed, or provide a specified period of service. RSUs vest over three years with 1/3 of the RSUs vesting on each anniversary date from the date of grant. RSUs generally cease to vest from the date of termination of employment, or for the Board, termination of board membership, whereas unvested RSUs will lapse. In addition, vesting may be contingent upon additional vesting criteria (non-market performance conditions).

PSUs vest in a manner similar to the service conditions of the RSUs; however, vesting is also contingent upon achievement of performance targets (non-market performance conditions) as determined by the Board, provided that no more than 10% of each tranche may be directly attributable to accomplishment of financial results achieved in the financial year prior to the vesting date. Exceeding performance targets will not result in granting of additional ADSs.

RSUs and PSUs generally cease to vest from the date of termination of employment or board membership, as applicable, whereas unvested RSUs or PSUs will be forfeited. The Board may at its discretion and on an individual basis decide to deviate from the vesting conditions, including deciding to accelerate vesting in the event of termination of employment or board membership, as applicable.

Settlement Options

All RSUs and PSUs are settled at the time of vesting by transfer of treasury shares that are ADSs repurchased in the market. In jurisdictions where the Company is required to withhold and settle tax with the tax authority on behalf of the RSU/PSU-holders, the Company withholds the number of RSUs or PSUs that are equal to the estimated monetary value of the RSU/PSU-holders tax obligation from the total number of RSUs or PSUs that otherwise would have been transferred to the RSU/PSU holder upon vesting. These settlements are presented as “Net settlement under stock incentive programs” in the consolidated statement of equity.

Upon vesting, the Company may at its sole discretion choose to make a cash settlement instead of delivering ADSs.

Adjustments

RSU-holders and PSU-holders are entitled to an adjustment of the number of RSUs or PSUs granted, in the event of certain corporate changes, including among other events, increases or decreases to the share capital at a price below or above market value, the issuance of bonus shares, and changes in the nominal value of each share. In addition, The RSU and PSU Programs contain provisions to accelerate vesting, or compensate with grant of new equity instruments, in the event of restructuring events including change in control events.

RSU and PSU Activity

The following table specifies the number of RSUs and PSUs granted and outstanding:

	Restricted Stock Units	Performance Stock Units	Total
	(Number)
Outstanding at January 1, 2021	—	—	—
Granted during the period (1)	148,148	—	148,148
Outstanding at December 31, 2021	148,148	—	148,148
Transferred during the period	(41,685)	—	(41,685)
Forfeited during the period	(23,971)	—	(23,971)
Outstanding at December 31, 2022	82,492	—	82,492
Granted during the period (1)	609,860	112,268	722,128
Settled during the period	(18,132)	—	(18,132)
Transferred during the period	(20,098)	—	(20,098)
Forfeited during the period	(77,497)	(7,245)	(84,742)
Outstanding at December 31, 2023	576,625	105,023	681,648
Specified by vesting date
2024	217,615	35,007	252,622
2025	179,482	35,008	214,490
2026	179,528	35,008	214,536
Outstanding at December 31, 2023	576,625	105,023	681,648
(1)
The fair value of one RSU at the date of grant was €123.46 and €105.96 for the year ended December 31, 2021 and December 31, 2023, respectively. PSUs were granted for the first time in 2023. The fair value of one PSU at the date of grant was €105.96.

Warrant program

Warrants are granted by the Board in accordance with authorizations given to it by the shareholders of Ascendis Pharma A/S to all employees, members of the Board of Directors and select consultants (“warrantholders”). Each warrant carries the right to subscribe for one ordinary share of a nominal value of DKK 1. The exercise price is equal to the fair market value of the Company’s ordinary shares at the time of grant as determined by the Board of Directors. Vested warrants may be exercised in two or four annual exercise periods as described below. Apart from exercise prices, exercise periods and vesting conditions for board members, the programs are similar.

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

Warrants granted until November 2021

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

Warrant Activity

The following table specifies the number and weighted average exercise prices of, and movements, in warrants:

	Warrants (number)	Weighted Average Exercise Price (EUR)
Outstanding at January 1, 2021	6,148,004	69.97
Granted during the year	1,445,981	122.03
Exercised during the year (1)	(312,296)	38.43
Forfeited during the year	(196,616)	119.58
Outstanding at December 31, 2021	7,085,073	80.30
Vested at the reporting date	4,022,011	52.63
Granted during the year	357,092	100.40
Exercised during the year (1)	(214,613)	21.83
Forfeited during the year	(363,541)	123.62
Outstanding at December 31, 2022	6,864,011	81.30
Vested at the reporting date	4,972,026	66.34
Granted during the year	395,275	91.07
Exercised during the year (1)	(555,144)	17.76
Forfeited during the year	(180,358)	115.79
Outstanding at December 31, 2023	6,523,784	86.38
Vested at the reporting date	5,273,056	80.02
(1)
The weighted average share price (listed in $) at the date of exercise was €98.10, €113.60 and €124.62 for the years ended December 31, 2023, 2022 and 2021, respectively.

At December 31, 2023, the Board of Directors was authorized to grant up to 1,564,221 additional warrants to employees, board members and select consultants without preemptive subscription rights for the shareholders of Ascendis Pharma A/S.

The following table specifies the weighted average exercise prices and weighted average remaining contractual life for outstanding warrants at December 31, 2023 per grant year.

	Outstanding Warrants (Number)	Weighted Average Exercise Price (EUR)	Weighted Average Remaining Life (months)
Granted before January 1, 2021	4,717,462	75.54	60
Granted in 2021	1,135,647	121.77	94
Granted in 2022	296,480	100.28	102
Granted in 2023	374,195	90.73	113
Outstanding at December 31, 2023	6,523,784	86.38	71

At December 31, 2023, the exercise prices of outstanding warrants under the Company’s warrant programs range from €11.98 to €145.50 depending on the grant dates.

The range of exercise prices for outstanding warrants was €6.48 to €145.50 for the years ended December 31, 2022 and 2021. The weighted average remaining life for outstanding warrants was 77 months and 87 months, for the financial years ended December 31, 2022 and 2021, respectively.

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

The following table summarizes the input to the Black-Scholes Option Pricing model and the calculated fair values for warrant grants in 2023, 2022 and 2021:

	2023	2022	2021
Expected volatility	49-51%	48-49%	48 – 49%
Risk-free interest rate	2.40 - 2.97%	(0.08) - 2.54%	(0.54)–(0.27)%
Expected life of warrants (years)	6.0	6.0	6.0
Weighted average exercise price	€91.07	€100.40	€122.03
Fair value of warrants granted in the year	€37.34 - 52.03	€36.55 - 60.85	€45.91 – 64.28

Note 8— Principal Accountant Fees and Services

The following table sets forth, for each of the years indicated, the fees billed by the Company’s independent public accountants and the proportion of each of the fees out of the total amount billed by the accountants.

	2023	2022	2021
	(EUR’000)
Principal accountant fees and services
Audit fees	739	814	771
Tax fees	122	138	87
All other fees	—	—	13
Total principal accountant fees and services	861	952	871

Note 9—Tax on Profit/(Loss) for the Year and Deferred Tax

	2023	2022	2021
	(EUR’000)
Tax on profit/(loss) for the year:
Current tax (expense)/income	(5,377)	(3,723)	367
Current tax, adjustments to prior years	3,904	(1,654)	—
Deferred tax, movement for the year	(1,044)	—	—
Deferred tax, adjustments to prior years	(4,786)	—	—
	(7,303)	(5,377)	367
Tax for the year can be explained as follows:
Profit/(loss) before tax	(474,144)	(577,817)	(383,944)
Tax at the Danish corporation tax rate of 22%	104,312	127,120	84,468
Tax effect of:
Non-deductible costs	(8,494)	(17,094)	(14,800)
Additional tax deductions	9,077	13,720	17,117
Impact from associate	(4,047)	(3,893)	3,169
Prior year adjustments	(1,294)	—	—
Other effects including effect of different tax rates	(882)	(2,716)	305
Deferred tax asset, not recognized	(105,975)	(122,514)	(89,892)
Tax on profit/(loss) for the year	(7,303)	(5,377)	367
Effective tax rate	1.54%	0.93%	(0.10)%

	2023	2022	2021
	(EUR’000)
Specification of Deferred Tax Assets/(Liabilities)
Tax deductible losses	521,697	433,174	313,011
Other temporary differences, assets	16,256	19,961	12,856
Deferred tax asset, not recognized	(537,953)	(453,135)	(325,867)
Other temporary differences, liabilities	(5,830)	—	—
Total Deferred Tax Assets/(Liabilities) at December 31	(5,830)	—	—

At December 31, 2023, a deferred tax liability has been recognized in relation to taxable temporary differences in one jurisdiction, as we do not believe we will have any deductible temporary differences nor tax losses to utilize against the taxable difference, when it is expected to be reversed.

Deferred tax assets have not been recognized in the statements of financial position at December 31, 2023 due to uncertainty relating to future utilization. The deferred tax asset can be carried forward without timing limitations.

The Company had tax losses carried forward of €2,371.3 million and €1,985.0 million at December 31, 2023 and 2022, respectively. Tax losses can be carried forward indefinitely, where certain limitations exist for amounts to be utilized each year. Under Danish tax legislation, tax losses may be partly refunded by the tax authorities to the extent such tax losses arise from research and development activities. The jointly taxed Danish entities had a negative taxable income, and accordingly were entitled to a tax refund of approximately €0.7 million for each of the years ended December 31, 2023, 2022 and 2021, respectively.

The Company is entitled to additional tax deductions related to share based payments (Warrants, RSUs and PSUs). Tax deductions can be taken when the warrants/RSUs/PSUs are exercised. For the year ended December 31, 2023, the Company was entitled to additional tax deductions with a tax value of €10.6 million, compared to €5.2 million and €4.8 million for the years ended December 31, 2022, and 2021, respectively. These future tax deductions depend on the timing and amounts of warrant exercises, and accordingly, future additional tax deductions are subject to uncertainties. Refer to Note 7, “Share-based Payment”, regarding a description of warrant programs.

The Parent Company Ascendis Pharma A/S is jointly taxed with its Danish subsidiaries. The current Danish corporation tax is allocated between the jointly taxed Danish companies in proportion to their taxable income (full absorption with refunds for tax losses). The jointly taxed companies are included in the on-account tax scheme.

Note 10—Intangible Assets

	Goodwill	Software	Total
	(EUR’000)
Cost
January 1, 2022	3,495	2,222	5,717
December 31, 2022	3,495	2,222	5,717
Additions	—	53	53
Transferred	—	21	21
December 31, 2023	3,495	2,296	5,791
Amortization and impairment
January 1, 2022	—	(445)	(445)
Amortization charge	—	(444)	(444)
December 31, 2022	—	(889)	(889)
Amortization charge	—	(483)	(483)
December 31, 2023	—	(1,372)	(1,372)
Carrying amount
December 31, 2022	3,495	1,333	4,828
December 31, 2023	3,495	924	4,419

At the reporting date, no internally generated intangible assets from development of pharmaceutical drug candidates have been recognized. Thus, all related research and development costs incurred for the years ended December 31, 2023, 2022, and 2021, were recognized in the consolidated statements of profit or loss.

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

Note 11—Property, Plant and Equipment

	Plant and Machinery	Other Equipment	Leasehold Improve- ments	Right-of-Use Assets	Total
	(EUR’000)
Cost
January 1, 2022	16,946	8,822	18,067	116,135	159,970
Additions	7,787	2,487	1,284	3,245	14,803
Disposals	(32)	(395)	—	(5,480)	(5,907)
Foreign exchange translation	243	289	779	5,566	6,877
December 31, 2022	24,944	11,203	20,130	119,466	175,743
Additions	2,580	503	228	7,547	10,858
Disposals	(383)	(57)	—	—	(440)
Transferred	504	(21)	(504)	—	(21)
Foreign exchange translation	(209)	(208)	(479)	(3,093)	(3,989)
December 31, 2023	27,436	11,420	19,375	123,920	182,151
Depreciation and impairment
January 1, 2022	(5,527)	(3,547)	(2,488)	(22,359)	(33,921)
Depreciation charge	(2,039)	(1,793)	(1,942)	(11,740)	(17,514)
Disposals	25	380	—	5,480	5,885
Foreign exchange translation	(43)	(63)	(67)	(925)	(1,098)
December 31, 2022	(7,584)	(5,023)	(4,497)	(29,544)	(46,648)
Depreciation charge	(2,569)	(1,899)	(2,085)	(11,875)	(18,428)
Impairment charge	(2,869)	(405)	(4,560)	—	(7,834)
Disposals	146	54	—	—	200
Foreign exchange translation	92	98	196	807	1,193
December 31, 2023	(12,784)	(7,175)	(10,946)	(40,612)	(71,517)
Carrying amount
December 31, 2022	17,360	6,180	15,633	89,922	129,095
December 31, 2023	14,652	4,245	8,429	83,308	110,634

The impairment charge for the year ended December 31, 2023, relates to change in planned activities at one of our R&D sites and is determined according to its estimated value in use.

Depreciation charges are specified below:

	2023	2022	2021
	(EUR’000)
Depreciation charges
Cost of sales (1)	2,509	1,245	252
Research and development costs	10,296	10,892	10,102
Selling, general and administrative expenses	5,623	5,377	4,592
Total depreciation charges	18,428	17,514	14,946
(1)
Cost of sales includes depreciation charges capitalized as part of inventories.

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

The Company has granted VISEN exclusive rights to develop and commercialize TransCon hGH, TransCon PTH and TransCon CNP in Greater China, and as consideration for the granting of such rights has received a 50% ownership of VISEN’s issued and outstanding shares. On January 8, 2021, the Company entered into an equity investment of $12.5 million as part of VISEN’s $150.0 million Series B financing. Following VISEN’s Series B financing, the Company retained 43.93% of VISEN’s issued and outstanding shares. As a result, a non-cash gain of €42.3 million was recognized in the consolidated statement of profit or loss as part of share of profit/(loss) of associate in 2021. The Series B financing did not change the accounting treatment of VISEN.

The following table illustrates the summarized relevant financial information of VISEN:

	VISEN Pharmaceuticals
Principal place of business	China
	2023	2022
	(EUR’000)
Statement of profit or (loss)
Profit/(loss) for the year from continuing operations	(41,873)	(40,283)
Total comprehensive income	(41,859)	(40,273)
Statement of financial position
Non-current assets	9,596	21,410
Current assets	48,041	92,204
Total assets	57,637	113,614
Equity	51,078	100,062
Non-current liabilities	140	180
Current liabilities	6,419	13,372
Total equity and liabilities	57,637	113,614
Company’s share of equity before eliminations	22,438	43,957
Elimination of internal profit and other equity method adjustments	(16,752)	(21,025)
Company’s share of equity	5,686	22,932
Investment in associate at December 31	5,686	22,932
Present ownership at December 31	43.93%	43.93%
Transactions and outstanding balances as of December 31
Invoicing of goods and services to associate	15,026	22,327
Trade receivables from associate	991	3,554
Contract liabilities	7,133	14,213

Note 13—Inventories

	2023	2022
	(EUR’000)
Inventories
Raw materials and consumables	18,566	9,616
Work in progress	171,030	112,885
Finished goods	19,335	8,172
Total inventories	208,931	130,673

Due to production lead time, work in progress includes inventories that are not sellable before more than twelve months after the reporting date.

At December 31, 2023, inventories were reduced by write-downs of €22.9 million, which include write-downs on pre-launch inventories.

Note 14—Contract Liabilities

At December 31, 2023, contract liabilities comprise unsatisfied performance obligations relating to delivery of commercial supply under one of the Company’s license agreements. Non-current contract liabilities are expected to be recognized as revenue within 1-3 years.

Revenue recognized from contract liabilities was €13.3 million, €10.5 million and €0.4 million for the years ended December 31, 2023, 2022 and 2021, respectively, and primarily related to delivery of clinical supply and research and development services.

Note 15—Provisions

Development in provisions is specified below:

2023
(EUR’000)
Provisions
At January 1	7,339
Net additions	28,293
Reversals and other adjustments	(1,904)
Foreign exchange translation	(1,009)
At December 31	32,719

Note 16—Financial Assets and Liabilities

Financial assets and liabilities comprise the following:

	2023	2022
	(EUR’000)
Financial assets by category
Trade receivables	35,874	11,910
Other receivables (excluding income tax and indirect tax receivables)	3,909	3,884
Marketable securities	7,275	298,180
Cash and cash equivalents	392,164	444,767
Financial assets measured at amortized cost	439,222	758,741
Total financial assets	439,222	758,741
Classified in the statement of financial position
Non-current assets	2,127	9,412
Current assets	437,095	749,329
Total financial assets	439,222	758,741

Financial liabilities by category
Borrowings
Convertible senior notes	407,095	399,186
Royalty funding liabilities	138,377	—
Lease liabilities	98,793	109,191
Trade payables and accrued expenses	94,566	101,032
Financial liabilities measured at amortized cost	738,831	609,409
Derivative liabilities	143,296	157,950
Financial liabilities measured at fair value through profit or loss	143,296	157,950
Total financial liabilities	882,127	767,359
Classified in the statement of financial position
Non-current liabilities	762,161	640,907
Current liabilities	119,966	126,452
Total financial liabilities	882,127	767,359

Finance income and expenses are specified below:

	2023	2022	2021
	(EUR’000)
Finance income
Interest income	16,857	7,426	692
Fair value gains, derivatives	14,654	—	—
Foreign exchange and other adjustments gain (net)	12,346	44,755	59,026
Total finance income	43,857	52,181	59,718

Finance expenses
Interest expenses	44,065	30,682	3,911
Fair value loss, derivatives	—	15,483	—
Foreign exchange and other adjustments loss (net)	—	4,322	—
Total finance expenses	44,065	50,487	3,911

Interest income and interest expenses relate to financial assets and liabilities measured at amortized cost. Net exchange rate gains and losses primarily relate to U.S. Dollar/Euro fluctuations pertaining to the Company’s cash, cash equivalents, marketable securities and borrowings.

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

Royalty Funding Liabilities

In September 2023, the Company entered into a $150.0 million capped synthetic royalty funding agreement (the “Royalty Pharma Agreement”) with Royalty Pharma Development, LLC (“Royalty Pharma”). The net proceeds were $146.3 million (€136.3 million) after deducting offering expenses.

Under the terms of the Royalty Pharma Agreement, the Company received an upfront payment of $150.0 million (the “Purchase Price”), in exchange for which Royalty Pharma obtained the right to receive payment of 9.15% of U.S. net sales of SKYTROFA, beginning on January 1, 2025 (the “Revenue Interest Payments”). The Revenue Interest Payments to Royalty Pharma will cease upon reaching a multiple of 1.925 times the Purchase Price, or 1.65 times the Purchase Price if Royalty Pharma receives Revenue Interest Payments in that amount by December 31, 2031.

The Royalty Pharma Agreement includes a buy-out option, which provides the Company with the right to settle all outstanding liabilities at any time by paying a buy-out amount equal to 1.925 times the Purchase Price minus the Revenue Interest Payments paid to Royalty Pharma as of the effective date of the buy-out notice. However, if the buy-out notice is provided on or prior to December 31, 2028, and the Company has paid the Purchaser Revenue Interest Payments equal to the Purchase Price as of the date of the buy-out notice, then the buy-out amount equal to 1.65 times the Purchase Price minus the Revenue Interest Payments paid to Royalty Pharma as of the effective date of the buy-out notice. Pursuant to the Royalty Pharma Agreement, we have granted to Royalty Pharma back-up security interest in certain assets to secure our obligations under the Royalty Pharma Agreement.

On December 31, 2023, the carrying amount of the royalty funding liabilities was €138.4 million, and the fair value was approximately €144.0 million. Fair value cannot be measured based on quoted prices in active markets or other observable input, and accordingly the fair value was measured by using an estimated market rate for an equivalent instrument.

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

The following expenses relating to lease activities are recognized in the consolidated statements of profit or loss:

	2023	2022	2021
	(EUR’000)
Lease expenses
Depreciation	11,875	11,740	10,963
Short term leases and leases of low value assets	353	280	186
Lease interest	3,581	3,842	3,396
Total lease expenses	15,809	15,862	14,545

In February 2022, the Company entered into a facility lease in Germany with an enforceable lease term of 15 years, which is expected to commence in 2025 and comprise total lease cash-outflows of €68.1 million.

Financing Activities

Development in borrowings related to financing activities is specified below:

		Cash payments		Non-cash items
	Beginning of period	Repay- ments	Net proceeds	Additions/ (disposals)	Separation of embedded derivative	Accretion of interest	Foreign exchange adjustments and remeasurements	End of period
	(EUR’000)
Financing activities
December 31, 2023
Borrowings	399,186	(12,054)	136,256	—	—	40,386	(18,302)	545,472
Lease liabilities	109,191	(14,006)	—	2,973	—	3,581	(2,946)	98,793
Total financing activities	508,377	(26,060)	136,256	2,973	—	43,967	(21,248)	644,265

Financing activities
December 31, 2022
Borrowings	—	(6,710)	503,281	—	(142,467)	30,216	14,866	399,186
Lease liabilities	104,961	(7,995)	—	3,194	—	3,842	5,189	109,191
Total financing activities	104,961	(14,705)	503,281	3,194	(142,467)	34,058	20,055	508,377

For December 31, 2022, “separation of embedded derivative” relates to derivative liabilities that are separated from convertible notes and presented separately in the consolidated statement of financial position, please refer to the following section, “Derivative Liabilities”.

Derivative Liabilities

Derivative liabilities relate to the foreign currency conversion option embedded in the convertible notes. Fair value of derivative liabilities cannot be measured based on quoted prices in active markets, or other observable input, and accordingly, derivative liabilities are measured by using the Black-Scholes Option Pricing model (Level 3 in the fair value hierarchy). The fair value of the options is calculated, applying the following assumptions: (1) conversion price; (2) own share price; (3) maturity of the options; (4) a risk-free interest rate equaling the effective interest rate on a U.S. government bond with the same lifetime as the maturity of the options; (5) no payment of dividends; and (6) an expected volatility using the Company’s own share price (50.47% and 49.24% as of December 31, 2023 and December 31, 2022, respectively).

Sensitivity Analysis

On December 31, 2023, all other inputs and assumptions held constant, a 10% relative increase in volatility, will increase the fair value of derivative liabilities by approximately €14.8 million and indicates a decrease in profit or loss and equity before tax. Similarly, a 10% relative decrease in volatility indicates the opposite impact.

Similarly, on December 31, 2023, all other inputs and assumptions held constant, a 10% increase in the share price, will increase the fair value of derivative liabilities by approximately €26.7 million and indicates a decrease in profit or loss and equity before tax. Similarly, a 10% decrease in the share price indicates the opposite impact.

Fair Value Measurement

Derivative liabilities are measured at fair value. All other financial assets and liabilities are measured at amortized cost.

Because of the short-term maturity for cash and cash equivalents, receivables and trade payables, their fair value approximate carrying amount. Fair value of marketable securities, convertible notes, royalty funding liabilities and derivatives, and their level in the fair value hierarchy is summarized in following table, where

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and

Level 3 inputs are unobservable inputs for the asset or liability.

	2023		2022
	Carrying amount	Fair value	Carrying amount	Fair value	Fair value level
	(EUR’000)				(1-3)
Financial assets
Marketable securities	7,275	7,266	298,180	295,843	1
Financial assets measured at amortized cost	7,275	7,266	298,180	295,843
Financial liabilities
Borrowings
Convertible senior notes	407,095	385,410	399,186	382,459	3
Royalty funding	138,377	143,975	—	—	3
Financial liabilities measured at amortized cost	545,472	529,385	399,186	382,459
Derivative liabilities	143,296	143,296	157,950	157,950	3
Financial liabilities measured at fair value through profit or loss	143,296	143,296	157,950	157,950

Development in level 3 fair value remeasurements is specified below:

	2023	2022	2021
	(EUR’000)
Derivative liabilities
January 1	157,950	—	—
Additions	—	142,467	—
Remeasurement recognized in financial income or expense	(14,654)	15,483	—
December 31	143,296	157,950	—

Note 17 – Financial Risk Management

The Company manages capital to ensure that all group enterprises will be able to continue as a going concern while maximizing the return to shareholders through the optimization of debt and equity balances.

Capital Structure

The Company’s capital structure consists of equity and external debt obtained through issuance of convertible notes and royalty funding liabilities. The Company is not subject to any contractually imposed capital requirements or financial covenants. The capital structure is reviewed on an ongoing basis for the adequacy of the Company’s capital compared to the resources required for carrying out ordinary activities.

Development in the Company’s share capital and treasury shares reserves are described in the following sections. Other equity reserves are described in Note 2, “Summary of Significant Accounting Policies”.

Share Capital

The share capital of Ascendis Pharma A/S consists of 57,707,439 fully paid shares at a nominal value of DKK 1, all in the same share class.

The number of outstanding shares of the Company are as follows:

	2023	2022	2021	2020	2019
	(Number)
Changes in share capital
At January 1	57,152,295	56,937,682	53,750,386	47,985,837	42,135,448
Increase through cash contributions	555,144	214,613	3,187,296	5,764,549	5,850,389
At December 31	57,707,439	57,152,295	56,937,682	53,750,386	47,985,837

Treasury Shares Reserve

The holding of treasury shares are as follows:

	Nominal value	Holding	Holding in % of total outstanding shares
	(EUR’000)	(Number)
Treasury shares
At January 1, 2022	21	154,837	—
Acquired from third parties	134	1,000,000	—
Transferred under stock incentive programs	(6)	(41,685)	—
At December 31, 2022	149	1,113,152	2.0%
Transferred under stock incentive programs	(3)	(20,098)	—
At December 31, 2023	146	1,093,054	1.9%

Financial Risk Management Objectives

The Company regularly monitors the access to domestic and international financial markets, manages the financial risks relating to its operations, and analyzes exposures to risk, including market risk, such as foreign currency risk and interest rate risk, credit risk and liquidity risk.

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

Foreign currency exchange risks are unchanged to prior year, and primarily relate to sale and purchases in foreign currencies, and cash, cash equivalents and marketable securities, countered by convertible notes and royalty funding liabilities. The exposure from foreign currency exchange risks is managed by maintaining cash positions in the currencies in which the majority of future expenses are denominated, and payments are made from those reserves.

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

		Hypothetical impact on consolidated financial statements
	Nominal positions (net)	Increase in foreign currency exchange rate	Profit/(loss) before tax	Equity before tax
	(EUR ‘000)
USD/EUR
December 31, 2023	(369,091)	10%	(36,909)	(36,909)
December 31, 2022	60,581	10%	6,058	6,058

Interest Rate Risk Management

Outstanding convertible notes comprise a 2.25% coupon fixed rate structure. Further, interest rate on lease liabilities is fixed at the lease commencement date. In addition, the effective interest rate on royalty funding liabilities is estimated at initial recognition and takes into account anticipated amount and timing of future cash flows, which further depends on future commercial revenue forecasts and the probability of exercising the embedded buy-out option. Material changes to anticipated future cash flows could potentially increase or decrease future interest expense.

Future indebtedness may be subject to higher interest rates. In addition, future interest income from interest-bearing bank deposits and marketable securities may fall short of expectations due to changes in interest rates.

Rate structure of marketable securities are specified below:

	2023		2022
	Carrying amount	Fair value	Carrying amount	Fair value
	(EUR’000)
Marketable securities specified by rate structure
Fixed rate	7,275	7,266	205,825	203,543
Floating rate	—	—	11,787	11,773
Zero-coupon	—	—	80,568	80,527
Total marketable securities	7,275	7,266	298,180	295,843

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

The exposure to credit risk primarily relates to cash, cash equivalents, and marketable securities. The credit risk on bank deposits is limited because the counterparties, holding significant deposits, are banks with minimum credit-ratings of A3/A- assigned by international credit-rating agencies. The banks are reviewed on a regular basis and deposits may be transferred during the year to mitigate credit risk. In order to mitigate the concentration of credit risks on bank deposits and to preserve capital, a portion of the bank deposits have been placed into primarily U.S. government bonds, treasury bills, corporate bonds, and agency bonds. The Company’s investment policy, approved by the Board of Directors, only allows investment in marketable securities having investment grade credit-ratings, assigned by international credit-rating agencies. Accordingly, the risk from probability of default is low. On each reporting date, the risk of expected credit loss on bank deposits and marketable securities, including the hypothetical impact arising from the probability of default, is considered in conjunction with the expected loss caused by default by banks or securities with similar credit-ratings and attributes. In line with previous periods, this assessment did not reveal a material impairment loss, and accordingly no provision for expected credit loss has been recognized.

Marketable securities specified by investment grade credit rating are specified below:

	2023		2022
	Carrying amount	Fair value	Carrying amount	Fair value
	(EUR’000)
Marketable securities specified by investment grade credit rating
High grade	4,523	4,519	203,530	202,048
Upper medium grade	2,752	2,747	94,650	93,795
Total marketable securities	7,275	7,266	298,180	295,843

At the reporting dates, there are no significant overdue trade receivable balances. As a result, write-down to accommodate expected credit-losses is not deemed material.

Liquidity Risk Management

Historically, the risk of insufficient funds has been addressed through proceeds from sale of the Company’s securities in private and public offerings, through issuance of convertible notes in 2022, and through royalty funding liabilities in 2023.

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

	2023		2022
	Carrying amount	Fair value	Carrying amount	Fair value
	(EUR’000)
Marketable securities specified by security type
U.S. Treasury bills	—	—	79,086	79,043
U.S. Government bonds	4,523	4,519	99,337	98,075
Corporate bonds	2,752	2,747	104,236	103,301
Agency bonds	—	—	15,521	15,424
Total marketable securities	7,275	7,266	298,180	295,843
Classified based on maturity profiles
Non-current assets	—	—	7,492	7,201
Current assets	7,275	7,266	290,688	288,642
Total marketable securities	7,275	7,266	298,180	295,843

At December 31, 2023 marketable securities have a weighted average duration of 1.0 month after the reporting date.

Maturity analysis

Contractual cash flows for non-derivative financial liabilities recognized in the consolidated statements of financial position are specified below.

	< 1 year	1-5 years	>5 years	Total contractual cash-flows	Carrying amount
	(EUR’000)
Financial liabilities
December 31, 2023
Borrowings	11,708	742,925	42,397	797,030	545,472
Lease liabilities	14,385	51,426	49,056	114,867	98,793
Trade payables and accrued expenses	94,566	—	—	94,566	94,566
Total financial liabilities	120,659	794,351	91,453	1,006,463	738,831

Financial liabilities
December 31, 2022
Borrowings	12,130	48,519	545,161	605,810	399,186
Lease liabilities	13,996	53,821	60,946	128,763	109,191
Trade payables and accrued expenses	101,032	—	—	101,032	101,032
Total financial liabilities	127,158	102,340	606,107	835,605	609,409

Note 18—Commitments and Contingencies

Contractual commitments for the acquisition of property, plant and equipment were €1.2 million and €4.4 million for the years ended December 31, 2023 and 2022, respectively. Further, with certain suppliers, the Company has agreed minimum commitments related to the manufacturing of product supply, subject to continuous negotiation and adjustments according to the individual contractual terms and conditions. Cost of product supply is recognized when the Company obtains control of the goods. In addition, the Company has commitments related to short-term leases and leases of low value assets, contracts of various lengths in respect of research and development with CROs, and IT and facility related services. Costs relating to those commitments are recognized as services are received.

The Company is not aware of any significant legal claims or disputes.

Note 19—Related Party Transactions

The Board of Directors, the Executive Board and non-executive Senior Management (“Key Management Personnel”) are considered related parties as they have authority and responsibility for planning and directing the Company’s operations. Related parties also include undertakings in which such individuals have a controlling or joint controlling interest. Additionally, all group enterprises and associates are considered related parties.

Neither the Company’s related parties or major shareholders hold a controlling, joint controlling, or significant interest in the Group.

The Company has entered into employment agreements with and issued warrants, RSUs and PSUs to Key Management Personnel. In addition, the Company pays fees for board tenure and board committee tenure to the independent members of the Board of Directors. For further details, refer to Note 6, “Employee Costs”. Indemnification agreements have been entered with members of the Board of Directors, the Executive Board and Non-executive Senior Management.

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

Note 20—Investments in Group Enterprises

Ascendis Pharma A/S’s (parent company) investments in group enterprises at December 31, 2023, comprise:

Subsidiaries	Domicile	Ownership
Ascendis Pharma GmbH	Germany	100%
Ascendis Pharma Endocrinology GmbH	Germany	100%
Ascendis Pharma, Inc.	USA	100%
Ascendis Pharma Endocrinology, Inc.	USA	100%
Ascendis Pharma Ophthalmology Division A/S	Denmark	100%
Ascendis Pharma Endocrinology Division A/S	Denmark	100%
Ascendis Pharma Bone Diseases A/S	Denmark	100%
Ascendis Pharma Growth Disorders A/S	Denmark	100%
Ascendis Pharma Oncology Division A/S	Denmark	100%
Ascendis Pharma Nordics A/S	Denmark	100%
Ascendis Pharma Europe A/S	Denmark	100%
Ascendis Pharma UK Limited	United Kingdom	100%
Ascendis Pharma Iberia S.L.	Spain	100%

Associate	Domicile	Ownership
VISEN Pharmaceuticals	Cayman Island	43.93%

Note 21—Ownership

The following investors, or groups of affiliated investors, are known by us to beneficially own more than 5% of the Company’s outstanding ordinary shares at December 31, 2023:

•
T. Rowe Price Associates, Inc., USA
•
Entities affiliated with RA Capital Management, LLC, USA
•
Entities affiliated with Artisan Partners Limited Partnership, USA
•
Entities affiliated with FMR LLC, USA
•
Entities affiliated with Wellington Management Group LLP, USA
•
Entities affiliated with Janus Henderson Group plc, United Kingdom
•
Avoro Capital Advisors LLC, USA
•
Westfield Capital Management Company, L.P., USA

The Company’s American Depository Shares are held through BNY (Nominees) Limited as nominee, of The Bank of New York Mellon, UK (as registered holder of the Company’s outstanding ADSs).

Note 22—Subsequent Events

On January 29, 2024, the Company announced the formation and launch with Frazier Life Sciences of Eyconis, Inc., a separate company created to develop, manufacture, and commercialize TransCon ophthalmology assets globally, together with a $150 million commitment from an investor syndicate that includes Frazier, RA Capital Management, venBio, and HealthQuest Capital.

The Company has granted Eyconis exclusive rights to develop and commercialize TransCon ophthalmology products globally and received an equity position in the newly formed company. In addition, the Company will be eligible to receive development, regulatory, and sales milestone payments, plus single digit royalties on global net sales of commercialized products, if any. Eyconis will initially be based in Redwood City, California, and certain employees of the Company are expected to join the newly formed company.

No other events have occurred after the reporting date that would influence the evaluation of these consolidated financial statements.

Item 19 Exhibits

The following exhibits are filed as part of this annual report:

Exhibit Number	Exhibit Description	Incorporated by Reference
		Form	Date	Number	File Number	Provided Herewith

1.1	Articles of Association, currently in effect (English translation).	6-K	1/10/2024	1.1	001-36815

2.1	Deposit Agreement dated January 27, 2015 among Ascendis Pharma A/S The Bank of New York Mellon and Owners and Holders of American Depositary Shares.	F-3	2/2/2016	4.2	333-209336

2.2	Form of American Depositary Receipt (included in Exhibit 2.1).

2.3	Description of Share Capital and American Depositary Shares.					X

4.1(a)	Rental Agreement, between Technologiepark Heidelberg II GmbH & Co. KG and Ascendis Pharma GmbH (English translation).	F-1	12/18/2014	10.3(a)	333-201050

4.1(b)	Supplement No. 1 to Rental Agreement, between Technologiepark Heidelberg II GmbH & Co. KG and Ascendis Pharma GmbH (English translation).	F-1	12/18/2014	10.3(b)	333-201050

4.2(a)	Reference is made to Exhibit 1.1.

4.2(b)	Form of Warrant Certificate for Warrants issued prior to December 2015.	F-1	12/18/2014	10.4(b)	333-201050

4.2(c)	Form of Warrant Certificate for Warrants issued since December 2015.	20-F	3/22/2017	4.4(c)	001-36815

4.3	Form of Indemnification Agreement for board members and senior management.	F-1	1/16/2015	10.5	333-201050

4.4	Registration Rights Agreement dated December 11, 2015 by and among Ascendis Pharma A/S, Fidelity Securities Fund: Fidelity Series Small Cap Opportunities Fund—Healthcare Sub and Fidelity Stock Selector Small Cap Fund—Health Care Sub.	6-K	12/14/2015	4.1	001-36815

4.5	Lease Agreement dated September 7, 2015 between Ascendis Pharma A/S and Dades AS.	F-3	2/2/2016	10.1	001-36815

4.6†	Manufacturing and Supply Agreement dated December 21, 2017, between Ascendis Pharma A/S and NOF Corporation.	20-F	3/28/2018	4.9	001-36815

4.7†	Manufacturing and Supply Agreement dated January 12, 2017, between Ascendis Pharma A/S and Medicom Innovation Partner A/S.	20-F	3/28/2018	4.10	001-36815

4.8*	Supply Agreement dated January 1, 2019, between Ascendis Pharma A/S and Vetter Pharma International GMBH.	20-F	4/3/2019	4.11	001-36815

Exhibit Number	Exhibit Description	Incorporated by Reference
		Form	Date	Number	File Number	Provided Herewith

4.9*	Manufacturing and Supply Agreement dated October 26, 2018, between Ascendis Pharma A/S and Carbogen Amcis AG.	20-F	4/3/2019	4.12	001-36815

4.10*	Exclusive Licence Agreement dated November 7, 2018, between Ascendis Pharma Growth Disorders A/S and VISEN Pharmaceuticals (CNP).	20-F	4/3/2019	4.15	001-36815

4.11*	Exclusive Licence Agreement dated November 7, 2018, between Ascendis Pharma Endocrinology Division A/S and VISEN Pharmaceuticals (hGH).	20-F	4/3/2019	4.16	001-36815

4.12*	Exclusive Licence Agreement dated November 7, 2018, between Ascendis Pharma Bone Diseases A/S and VISEN Pharmaceuticals (PTH).	20-F	4/3/2019	4.17	001-36815

4.13*	Tech Transfer and Manufacturing Services Agreement dated December 12, 2019 between Ascendis Pharma A/S and Lonza Ltd.	20-F	4/2/2020	4.16	001-36815

4.14*	Packaging and Supply Agreement dated December 1, 2019 between Ascendis Pharma A/S and Sharp Corporation.	20-F	4/2/2020	4.17	001-36815

4.15*	Manufacturing and Supply Agreement dated December 27, 2020, between Ascendis Pharma A/S and Bachem AG.	20-F	3/2/2022	4.16	001-36815

4.16*	Manufacturing and Supply Agreement dated May 27, 2021, between Ascendis Pharma A/S and Carbogen Amcis AG.	20-F	3/2/2022	4.17	001-36815

4.17*	Manufacturing and Supply Agreement dated August 31, 2020 between Ascendis Pharma A/S and NOF Corporation.	20-F	3/2/2022	4.18	001-36815

4.18*	Amended and Restated Shareholders Agreement dated January 8, 2021, by and among Ascendis Pharma A/S and the parties set forth therein.	20-F	3/10/2021	4.17	001-36815

4.19*	Amendment Letter to the Exclusive Licence Agreement dated January 4, 2021 between Ascendis Pharma Growth Disorders A/S and VISEN Pharmaceuticals (CNP).	20-F	3/10/2021	4.18	001-36815

4.20*	Amendment Letter to the Exclusive Licence Agreement dated January 4, 2021 between Ascendis Pharma Endocrinology Division A/S and VISEN Pharmaceuticals (hGH).	20-F	3/10/2021	4.19	001-36815

4.21*	Amendment Letter to the Exclusive Licence Agreement dated January 4, 2021 between Ascendis Pharma Bone Diseases A/S and VISEN Pharmaceuticals (PTH).	20-F	3/10/2021	4.20	001-36815

Exhibit Number	Exhibit Description	Incorporated by Reference
		Form	Date	Number	File Number	Provided Herewith
4.22*	Revenue Participation Right Purchase and Sale Agreement dated September 5, 2023 between Ascendis Pharma Endocrinology Division A/S, Ascendis Pharma A/S and Royalty Pharma Development Funding LLC.					X

4.23	Ascendis Pharma A/S Restricted Stock Unit Program.	S-8	2/28/2023	99.2	333-270088

4.24	Ascendis Pharma A/S Performance Stock Unit Program.	S-8	2/28/2023	99.3	333-270088

8.1	List of Subsidiaries.					X

11.1	Insider Trading Compliance Policy.					X

12.1	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X

12.2	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X

13.1	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					X

13.2	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					X

15.1	Consent of Independent Registered Public Accounting Firm.					X

97.1	Ascendis Pharma A/S Policy for Recovery of Erroneously Awarded Compensation.					X

EX-101.INS	Inline XBRL Instance Document.					X

EX-101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents.					X

104	Cover page interactive data file (formatted as Inline XBRL and included in Exhibit 101).					X
† Confidential treatment has been granted for certain information contained in this Exhibit. Such information has been omitted and filed separately with the SEC.

* Portions of this exhibit, marked by asterisks, have been omitted pursuant to Instruction 4(a) to Exhibits to Form 20-F because they are both (i) not material, and (ii) include information of the type that we treat as private or confidential.

Signatures

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Ascendis Pharma A/S

By:	/s/ Jan Møller Mikkelsen
Jan Møller Mikkelsen
President, Chief Executive Officer and Board Member (Principal Executive Officer)

Date: February 7, 2024

By:	/s/ Scott T. Smith
Scott T. Smith
Executive Vice President, Chief Financial Officer (Principal Financial Officer)

Date: February 7, 2024