Form 20-F
period 2024-12-31
Ascendis Pharma A/S
filed 2025-02-12
CIK 1612042

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

60,689,487 ordinary shares (including 845,887 ordinary shares represented by ADSs held by the registrant and its consolidated subsidiaries)

(as of December 31, 2024)

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
•
our expectations regarding the commercial availability of our approved products;
•
the commercialization of our products and product candidates, if approved for commercial use;
•
our commercialization, marketing, and manufacturing capabilities of our products and product candidates and associated devices;
•
the scope, timing, progress, results and costs of developing our product candidates or any other future product candidates, and conducting preclinical studies and clinical trials;
•
our pursuit of Oncology as an independent therapeutic area of focus and our development of product candidates related to oncology;
•
Eyconis’s ability to develop, manufacture, and commercialize TransCon ophthalmology assets globally;
•
our expectations regarding the potential market opportunities and patient populations for our products and product candidates, if approved for commercial use;
•
our expectations regarding the potential advantages of our products and product candidates over existing therapies;
•
our existing collaborations and license agreements and our ability to enter into new collaborations and license agreements;
•
our expectations with regard to the ability to develop additional product candidates using our TransCon technologies and submit Investigational New Drug Applications (“INDs”) or similar for such product candidates;
•
our ability to benefit from established data of clinically validated parent drugs or pathways to which we apply our TransCon technologies;
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
•
our ability to apply our TransCon Technology platform to build a leading, fully integrated, global biopharmaceutical company;
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
•
our expectations with respect to ongoing and potential litigation;
•
the impact of international economic, political, legal, compliance, social and business factors, including inflation, tariffs, geopolitical conflicts and energy shortages; and
•
the effects on our business of the worldwide pandemics and the ongoing conflict in the region surrounding Ukraine and Russia and the conflict between Israel and Hamas.

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

Additionally, certain information included herein or elsewhere (such as our website) is informed by various stakeholder expectations or third-party frameworks, and therefore should not necessarily be interpreted as rising to the level of materiality as defined under U.S. federal securities laws and regulations, even if we use the language “material” or “materiality.” Particularly in the ESG context, materiality is subject to varying definitions that are often different (and more expansive) than the concept for U.S. federal securities laws purposes.

Summary of Material Risks Associated with Our Business

Our business is subject to numerous risks and uncertainties, including those described in “Item 3.D - Key Information - Risk Factors” in this annual report. You should carefully consider these risks and uncertainties when investing in our common stock. The principal risks and uncertainties affecting our business include the following:

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
•
The regulatory approval processes of the U.S. Food and Drug Administration (“FDA”), the European Medicines Agency (“EMA”), and comparable authorities are lengthy, time consuming, and inherently unpredictable. If we are ultimately unable to obtain regulatory approval for our product candidates, our business will be substantially harmed.
•
Failure to obtain or maintain adequate coverage and reimbursement for our product candidates could limit our ability to market those products and decrease our ability to generate revenue.
•
If we are sued for allegedly infringing intellectual property rights of third parties, it will be costly and time consuming, and an unfavorable outcome in such litigation could harm our business.
•
The potential effects of geopolitical conflicts, such as the military conflict between Russia and Ukraine and the conflict between Israel and Hamas could materially adversely impact our business, including our clinical trials, supply chain operation, regulatory timelines and commercial activities.
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
Reserved
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

We are applying our innovative TransCon technology platform to build a leading, fully integrated biopharma company focused on making a meaningful difference in patients’ lives. Guided by our core values of patients, science, and passion, we use our TransCon technologies to create new and potentially best-in-class therapies. We currently have a pipeline of multiple independent endocrinology rare disease, and oncology candidates in development. We are also working to apply our TransCon technology platform in additional therapeutic areas to address unmet medical needs. On August 25, 2021, the FDA approved TransCon hGH, known by its brand name SKYTROFA and its international nonproprietary name lonapegsomatropin-tcgd in the U.S. for the treatment of pediatric patients one year and older who weigh at least 11.5 kg (25.4 lb) and have growth failure due to inadequate secretion of endogenous growth hormone, and on August 9, 2024, the FDA approved TransCon PTH, known by its brand name YORVIPATH, for the treatment of hypoparathyroidism in adults. SKYTROFA (lonapegsomatropin), was granted marketing authorisation by the European Commission, or the EC, as a once-weekly subcutaneous injection for the treatment of children and adolescents ages 3 to 18 years with growth failure due to insufficient secretion of endogenous growth hormone on January 11, 2022. In addition, in November 2023, the EC granted marketing authorisation to YORVIPATH (palopegteriparatide), as a replacement therapy indicated for the treatment of adults with chronic hypoparathyroidism.

Biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. To date, we have focused substantially all of our efforts on our research and development activities relating to our products, SKYTROFA and YORVIPATH, our product candidate TransCon CNP, our product candidates in oncology and our proprietary TransCon technologies, as well as on the commercialization of SKYTROFA and YORVIPATH in the United States. We have a limited operating history upon which our shareholders and ADS holders can evaluate our business and prospects. Going forward, we may incur significant losses from our operations. We had a net loss of €378.1 million for the year ended December 31, 2024, and a net loss of €481.4 million for the year ended December 31, 2023. Our total equity was negative by €105.7 million as of December 31, 2024, compared to a negative balance of €145.7 million as of December 31, 2023. The net losses we have experienced in prior years are not necessarily indicative of our future results.

Apart from the FDA’s, the EC’s and MHRA’s respective approval of SKYTROFA and YORVIPATH, none of our other product candidates have been approved for commercial sale by the FDA, the EC or similar non-U.S. regulatory authorities. Our annual operating expenses may increase over the next several years as we incur additional commercialization expenses and continue our research and development expenses. Although we have begun to receive revenue from commercial product sales, we may incur substantial operating losses for the foreseeable future as we execute our operating plan.

Possible future losses would have an adverse effect on our shareholders’ equity. Further, the net losses or net income we incur may fluctuate significantly from quarter to quarter and year to year, such that a period-to-period comparison of our results of operations may not be a reliable indication of our future performance.

We have limited revenue from commercial product sales and rely significantly on our TransCon technologies and TransCon products and product candidates.

YORVIPATH has only recently been launched in the U.S. and consequently we have had limited revenue from commercial product sales of YORVIPATH. We are yet to commercially launch SKYTROFA and YORVIPATH in the EU outside of Germany and Austria. Our ability to generate revenue will continue to depend significantly on our ability to successfully commercialize SKYTROFA and YORVIPATH in the U.S. and the EU, complete the research and development of our other product candidates and obtain the regulatory and marketing approvals necessary to commercialize such product candidates. Our ability to generate additional revenue from commercial product sales from SKYTROFA, YORVIPATH or other approved products, or pursuant to milestone payments or royalties from collaboration partners depends heavily on many factors, including but not limited to:

•
completing research and development of our product candidates;
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

In cases where we are successful in obtaining regulatory approvals to market one or more of our product candidates (such as the approvals we have obtained for SKYTROFA and YORVIPATH), our revenue will be dependent, in part, upon the size of the markets in the territories for which regulatory approval is granted, the accepted price for the product, the availability of competing products, the ability to get reimbursement for our products at any price and the extent of our royalty rights for that territory. If the number of patients suitable for our products or product candidates is not as significant as we estimate, the indication approved by regulatory authorities is narrower than we expect or the reasonably accepted population for treatment is narrowed by competition, physician choice, treatment guidelines or third-party payor restrictions, we may not generate significant revenue from the sale of such products or product candidates, even if approved. Limitations on our ability to generate revenue from commercial product sales or pursuant to up-front or milestone payments and royalties from collaboration partners would likely depress our market value and could impair our ability to raise capital, expand our business, discover or develop other products and product candidates or continue our operations.

In addition, our revenue includes provision for a variety of sales deductions such as prompt pay discounts, shelf stock adjustments and applicable sales deductions attributable to various commercial arrangements, managed healthcare organizations, government programs, and co-pay arrangement. Provisions for sales deductions attributed to commercial arrangements are recognized when the related sales takes place and measured using the expected value method. Provisions for unsettled sales deductions and product returns are estimated on the basis of a percentage of sales as defined by individual agreements and contracts, and for government rebates by individual state- and plan agreements. Further inputs to the calculations are based on payer channel mix, current contract prices under eligible programs and current inventory levels in the distribution channels. Inputs to the calculations are subject to estimation and assumptions and are based on historical experience and other factors that are relevant, and which are available at the reporting date. These estimates and assumptions are subject to material uncertainties and could result in outcomes that require a material adjustment in future periods.

We may seek additional financing to achieve our goals, and a failure to obtain this capital if needed on acceptable terms, or at all, could force us to delay, limit, scale back or cease our commercialization activities, product development or any other or all operations.

Since our inception, most of our resources have been dedicated to our research and development and commercialization activities. We have funded our operations primarily through issuance of shares and convertible debt securities, royalty arrangements with third parties, and payments to us under collaboration agreements. As of December 31, 2024, we had cash and cash equivalents totaling €559.5 million. We believe that we will continue to expend substantial resources for the foreseeable future, including costs associated with research and development and commercialization activities. The Company maintains the majority of its cash and cash equivalents in accounts with major financial institutions, and our deposits at these institutions exceed insured limits. Market conditions can impact the viability of these institutions. In the event of failure of any of the financial institutions where we maintain our cash and cash equivalents, there can be no assurance that we would be able to access uninsured funds in a timely manner or at all. Any inability to access or delay in accessing these funds could adversely affect our business and financial position.

Based on our current operating plan, we currently estimate that our existing cash and cash equivalents will be sufficient to fund our operations for at least the next twelve months from the date of this annual report. However, our operating plan may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned. Our future funding requirements will depend on many factors, including, but not limited to:

•
the manufacturing, selling and marketing costs associated with our products and product candidates, if approved, including the cost and timing of building our sales and marketing capabilities;
•
the timing, receipt, and amount of sales of, or royalties on, our products and any future products;

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
•
the progress, timing, scope, results and costs of our preclinical studies and clinical trials and manufacturing activities for our products and product candidates, including the ability to enroll patients in a timely manner for clinical trials;
•
the time and cost necessary to obtain regulatory approvals for our products and product candidates and the costs of post-marketing studies that could be required by regulatory authorities;
•
the cash requirements of any future acquisitions or discovery of products or product candidates;
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

Additional funds may not be available if we need them or on terms that are acceptable to us, or at all. If adequate funds are not available to us on a timely basis, we may be required to delay, limit, scale back or cease our research and development and commercialization activities. Furthermore, uncertainty about the interest rate environment and an increase in interest rates, may make it more difficult, costly or dilutive for us to secure additional financing, which may have a negative impact on earnings and cash flow.

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

For example, in September 2023, we entered into a $150.0 million capped synthetic royalty funding agreement (“the SKYTROFA Agreement”), with Royalty Pharma. Under the terms of the SKYTROFA Agreement, we received an upfront payment of $150.0 million in exchange for a 9.15% royalty on net U.S. SKYTROFA revenue. In September 2024, we entered into a $150.0 million capped synthetic royalty funding agreement (“the YORVIPATH Agreement”), and together with the SKYTROFA Agreement, the Royalty Pharma Agreements, with Royalty Pharma. Under the terms of the YORVIPATH Agreement, we received an upfront payment of $150.0 million in exchange for a 3.0% royalty on net U.S. YORVIPATH revenue.

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

We cannot be certain that we will be able to successfully commercialize our products or that such products will be approved in additional jurisdictions, and we cannot be certain that any of our product candidates will ever be approved or successfully commercialized, or that we will ever generate revenue from sales of such product candidates. If we are not successful in completing the development of, obtaining approval for, and commercializing our product candidates, or are significantly delayed in doing so, our business will be harmed.

Our sales and marketing efforts may not be effective and we may not be successful in our commercial efforts.

Prior to launching our commercial sales in 2021, as a company we had no prior experience commercializing approved products. The success of our commercialization efforts is difficult to predict and subject to the effective execution of our business plan, including, among others, the continued development of our internal sales, marketing, and distribution capabilities and our ability to navigate the significant expenses and risks involved with the development and management of such capabilities. For example, our commercial launch of YORVIPATH in the United States may not develop as planned or anticipated, which may require us to, among others, adjust or amend our business plan and incur significant expenses. Further, given our limited experience commercializing products, we do not have a long track record of successfully executing commercial launches. If we are unsuccessful in accomplishing our objectives and executing on our business plan, or if our commercialization efforts do not develop as planned, we may not be able to successfully commercialize our approved products and any future approved products, we may require significant additional capital and financial resources, we may not become profitable, and we may not be able to compete against more established companies in our industry.

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

Additionally, we or any collaboration partners may be required to build and/or maintain marketing, sales, distribution, managerial and other non-technical capabilities or make arrangements with third-parties to perform these services, and we or any collaboration partners may not be successful in doing so. In addition, arrangements we enter into with third-parties to market and sell our products and product candidates, if approved, in one or multiple geographies might not be successful, and We may not be able to enter into such arrangements with others on acceptable terms, or at all. To the extent that we enter into such arrangements with other companies, our revenues, if any, will depend on the terms of any such arrangements and the efforts of others. These efforts may turn out not to be sufficient.

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
•
reach agreement on acceptable terms with prospective contract research organizations, CROs, and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;
•
identify, recruit and train suitable clinical investigators;
•
obtain institutional review board (“IRB”), or ethics committee approval at each site;
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

Further, we are conducting, and plan to conduct, clinical trials in sites outside of the United States and the EU. Conducting clinical trials in foreign countries presents additional risks that may delay completion of clinical trials. These risks include the failure of physicians or enrolled patients in foreign countries to adhere to clinical protocol as a result of differences in healthcare services or cultural customs, managing additional administrative burdens associated with foreign regulatory schemes, as well as political and economic risks relevant to such foreign countries. In addition, the EMA or the FDA may determine that the clinical trial results obtained in foreign subjects do not establish the safety, purity, potency and/or efficacy of a product candidate when administered in EU or U.S. patients, and are thus not supportive of approval of a marketing authorisation application (“MAA”), in the EU or of a New Drug Application (“NDA”), or Biologics License Application (“BLA”), in the United States. As a result, the EMA or the FDA may not accept data from clinical trials conducted outside the EU or the United States, respectively, and may require that we conduct additional clinical trials or obtain additional data before we can submit an NDA or BLA in the United States or a MAA in the EU. The EMA or the FDA may even require us to conduct additional clinical trials in the EU or the United States, respectively, before we are able to submit an NDA, BLA, MAA or other marketing application for any of our product candidates.

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

In addition, the FDA’s and other regulatory authorities’ policies with respect to clinical trials may change and additional government regulations may be enacted. For instance, the regulatory landscape related to clinical trials in the EU recently evolved. The EU Clinical Trials Regulation (“EU CTR”), which was adopted in April 2014 and repeals the EU Clinical Trials Directive, became applicable on January 31, 2022. While the Clinical Trials Directive required a separate clinical trial application (“CTA”), to be submitted in each member state in which the clinical trial takes place, to both the competent national health authority and an independent ethics committee, the EU CTR introduced a centralized process and only requires the submission of a single application for multi-center trials. The EU CTR allows sponsors to make a single submission to both the competent authority and an ethics committee in each member state, leading to a single decision per member state. The CTA must include, among other things, the trial protocol and an investigational medicinal product dossier containing information about the manufacture and quality of the medicinal product under investigation. The assessment procedure of the CTA has been harmonized as well, including a joint assessment by all member states concerned, and a separate assessment by each member state with respect to specific requirements related to its own territory, including ethics rules. Each member state’s decision is communicated to the sponsor via the centralized EU IT portal. Once the CTA is approved, clinical study development may proceed. One of the main aims of EU CTR is to increase transparency about clinical trials, which is done by making documents and data from the CTA publicly available through the Clinical Trials Information System at the time of decision about the clinical trial. There are few exceptions to this, and release of personal data and company confidential information may be controlled through redaction. The CTR transition period ended on January 31, 2025, and all clinical trials (and related applications) are now fully subject to the provisions of the CTR. Compliance with the EU CTR requirements by us and our third-party service providers, such as CROs, may impact our development plans.

It is currently unclear to what extent the United Kingdom (“UK”), will seek to align its regulations with the EU. The UK regulatory framework in relation to clinical trials is governed by the Medicines for Human Use (Clinical Trials) Regulations 2004, as amended, which is derived from existing EU legislation (as implemented into UK law, through secondary legislation). The extent to which the regulation of clinical trials in the UK will mirror the EU CTR in the long term is not yet certain, however, on December 12, 2024, the UK government introduced a legislative proposal - the Medicines for Human Use (Clinical Trials) Amendment Regulations 2024 - that, if implemented, will replace the current regulatory framework for clinical trials in the UK. The legislative proposal aims to provide a more flexible regime to make it easier to conduct clinical trials in the UK, increase the transparency of clinical trials conducted in the UK and make clinical trials more patient centered. The UK government has provided the legislative proposal to the UK Parliament for its review and approval. Once the legislative proposal is approved (with or without amendment), it will be adopted into UK law which is expected in early 2026. A decision by the UK not to closely align its regulations with the new approach adopted in the EU may have an effect on the cost of conducting clinical trials in the UK as opposed to other countries and/or make it harder to seek a marketing authorization in the EU for our product candidates on the basis of clinical trials conducted in the UK.

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

A key element of our strategy is to expand our pipeline of product candidates utilizing our proprietary TransCon technologies, and to advance such product candidates through clinical development. Certain of our product candidates are in preclinical development and may require significant time and additional research and development before we can submit Investigational New Drug Applications, CTAs or other equivalent foreign regulatory applications to regulatory authorities to begin clinical studies. Of the large number of drugs and biologics in development, only a small percentage of such drugs successfully complete the EMA or FDA regulatory approval process and are commercialized. Accordingly, even if we are able to continue to fund such development programs, our product candidates may not be advanced to clinical studies or be successfully developed or commercialized. In addition, our preclinical product candidates may not demonstrate the advantages we expect from application of our TransCon technologies in preclinical studies. In such event, we may decide not to progress any such product candidates into clinical trials.

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

Interim, top-line and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.

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

Additionally, if we successfully develop a product candidate and it receives marketing approval, the FDA could require us to adopt a Risk Evaluation and Mitigation Strategy (“REMS”), to ensure that the benefits of treatment with such product candidate outweigh the risks for each potential patient, which may include, among other things, a communication plan to health care practitioners, patient education, extensive patient monitoring or distribution systems and processes that are highly controlled, restrictive and more costly than what is typical for the industry. Foreign regulatory authorities may require us to adopt similar risk management measures.

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

We are aware of several pharmaceutical and biopharmaceutical companies that have commenced clinical studies of products or have successfully commercialized products addressing areas that we are targeting. A permanently PEGylated long-acting growth hormone (brand name Jintrolong®) developed by GeneScience Pharmaceuticals Co., Ltd. is available in China and the Somatropin Biopartners product (LB03002), is available in Korea. Novo Nordisk has received regulatory approval of once-weekly somapacitan (brand name SOGROYA®) for replacement of endogenous growth hormone in adult patients with GHD in the United States, Japan, Europe, Australia and Saudi Arabia and in pediatric patients with GHD in the United States, Japan, Europe, Canada, Brazil and Saudi Arabia. Pfizer (in collaboration with OPKO Health Inc.) has received regulatory approval of once-weekly somatrogon (brand name NGENLA) in more than 40 countries for pediatric GHD. Other experimental growth hormone therapies are in different stages of clinical development by various companies, including Genexine Inc., I-MAB, and JCR Pharmaceuticals Co., Ltd. In addition, Takeda owns the rights to parathyroid hormone (brand name NATPARA®), a treatment for hypoparathyroidism. Parathyroid hormone was voluntarily recalled in September 2019 in the U.S. and is now only available to a limited number of patients through a Special Use Program offered by its manufacturer, Takeda. In October 2022, Takeda announced manufacturing of all strengths of NATPARA will be discontinued globally by the end of 2024. In addition, we are aware of several academic groups and companies working on making longer-acting agonists of the PTH receptor, or PTH1R. Other companies and groups are developing or commercializing therapies for hypoparathyroidism, including Calcilytix (a BridgeBio company), Entera Bio, Extend Biosciences, Massachusetts General Hospital, Amolyt Pharma, and MBX Biosciences. Other companies are developing therapies for achondroplasia, including BioMarin Pharmaceutical, Inc. (“BioMarin”), and QED Therapeutics (a BridgeBio company). BioMarin has received regulatory approval for vosoritide (brand name VOXZOGO®) in more than 40 active markets for the treatment of achondroplasia and is developing BMN 333, a long-acting C-type natriuretic peptide (CNP) for multiple growth disorders. Tyra Biosciences, Sanofi, ProLynx Inc. and Ribomic, Inc., have achondroplasia programs in various clinical stages.

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

Our TransCon technologies have been developed to improve the delivery of a variety of drug products. However, we cannot be certain that any of our other products or product candidates using our TransCon technologies will be deemed safe, pure, potent or efficacious (or that any of our products will be deemed safe, pure, potent or effective for other indications), nor that any aspects of our TransCon technologies will yield additional product candidates that could be commercially valuable. Further, our TransCon hydrogel carrier system has limited experience in humans and our drug molecules based on albumin avidity has no experience in humans. As a result, our TransCon hydrogel carriers and our albumin avidity based drug molecules, when dosed extensively in humans, may fail to perform as we expect. Failure of any of our product candidates to be successfully developed, approved and commercialized may result in our TransCon technologies being viewed as an ineffective approach to developing drug products which would harm our business and prospects.

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

We rely on our collaboration partners to conduct certain clinical studies. For example, in November 2018, we announced the formation of VISEN Pharmaceuticals (“VISEN”), a company established to develop, manufacture, and commercialize our endocrinology rare disease therapy candidates in Greater China. In connection with the formation of VISEN, we granted VISEN exclusive rights to develop and commercialize our rare disease endocrinology products based on our proprietary TransCon technologies, including TransCon hGH, TransCon PTH and TransCon CNP, in Greater China for use in all human indications, subject to certain exceptions. As another example, in November 2023, we announced that we entered into an exclusive license agreement with Teijin Limited, (“Teijin”), to develop and commercialize TransCon hGH, TransCon PTH and TransCon CNP for certain endocrinology rare diseases in Japan. As a further example, in January 2024, we announced the formation of Eyconis, Inc. (“Eyconis”), a separate company created to develop, manufacture, and commercialize TransCon ophthalmology assets globally, together with an investor syndicate. In connection with the formation of Eyconis, we granted Eyconis exclusive rights to develop and commercialize TransCon ophthalmology products globally and received an equity position in the newly formed company. We may also enter into collaboration agreements with other parties relating to our other product candidates and technology platform. For example, in November 2024, we entered into a research and development collaboration and license agreement with Novo Nordisk A/S (“Novo Nordisk”), pursuant to which we granted Novo Nordisk an exclusive worldwide license to our TransCon technology platform to develop, manufacture and commercialize Novo Nordisk proprietary products in metabolic diseases and a product-by-product exclusive license in cardiovascular diseases.

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

The timing and amount of any milestone and royalty payments we may receive under agreements with collaboration partners and the value of any equity we own in our collaboration partners (such as the equity we own in VISEN and Eyconis) will depend on, among other things, the efforts, allocation of resources, and successful development and commercialization of our products or product candidates by our collaboration partners. We cannot be certain that any development and regulatory milestones will be achieved or that we will receive any future milestone payments under agreements we may enter into with collaboration partners. In addition, in certain circumstances we may believe that a particular milestone has been achieved and the applicable collaboration partner may disagree with our belief. In that case, receipt of that milestone payment may be delayed or may never be received, which may require us to adjust our operating plans. We also cannot be certain that any equity we own in our collaboration partners (such as the equity we own in VISEN and Eyconis) will maintain its value or grow in value.

We may form additional strategic collaborations in the future with respect to our proprietary programs, but we may not realize the benefits of such collaborations.

We may form strategic collaborations, create joint ventures or similar structures or enter into licensing arrangements with third-parties with respect to our independent programs that we believe will complement or augment our existing business. We have historically engaged, and intend to continue to engage, in partnering discussions with a range of biopharmaceutical companies and could enter into new collaborations at any time. For example, in November 2018, we announced the formation of VISEN, a company established to develop, manufacture, and commercialize our endocrinology rare disease therapies in Greater China. In connection with the formation of VISEN, we granted VISEN exclusive rights to develop and commercialize our rare disease endocrinology products based on our proprietary TransCon technologies, including TransCon hGH, TransCon PTH and TransCon CNP, in Greater China for use in all human indications, subject to certain exceptions. As another example, in November 2023, we announced that we entered into an exclusive license agreement with Teijin to develop and commercialize TransCon hGH, TransCon PTH and TransCon CNP for certain endocrinology rare diseases in Japan. As a further example, in January 2024, we announced the formation of Eyconis, a separate company created to develop, manufacture, and commercialize TransCon ophthalmology assets globally, together with an investor syndicate.

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

We have obtained orphan drug exclusivity from the FDA for YORVIPATH for the treatment of hypoparathyroidism in adults, and for SKYTROFA for the treatment of pediatric patients one year and older who weigh at least 11.5 kg and have growth failure due to inadequate secretion of endogenous GH. However, even if we obtain orphan drug exclusivity for any of our product candidates, that exclusivity may not effectively protect those product candidates from competition because different drugs can be approved for the same condition, and orphan drug exclusivity does not prevent the FDA or foreign regulatory authorities from approving the same or a different drug in another indication. Even after an orphan drug is granted orphan exclusivity and approved, the FDA or foreign regulatory authorities can subsequently approve a later application for the same drug for the same condition before the expiration of the exclusivity period if the FDA or foreign regulatory authorities conclude that the later drug is clinically superior in that it is shown to be safer in a substantial portion of the target populations, more effective or makes a major contribution to patient care. In addition, a designated orphan drug may not receive orphan drug exclusivity if it is approved for a use that is broader than the indication for which it received orphan designation. Moreover, orphan-drug-exclusive marketing rights in the United States and in foreign jurisdictions may be lost if the FDA or foreign regulatory authorities later determine that the request for designation was materially defective or if we are unable to manufacture sufficient quantities of the product to meet the needs of patients with the rare disease or condition. Orphan designation neither shortens the development time or regulatory review time of a drug nor gives the drug any advantage in the regulatory review or approval process.

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

We believe that any of our future biological product candidates approved under a BLA should qualify for the twelve-year period of exclusivity. However, there is a risk that this exclusivity could be shortened due to Congressional action or otherwise, or that the FDA will not consider our product candidates to be reference products for competing products, potentially creating the opportunity for generic competition sooner than anticipated. Jurisdictions in addition to the United States have established abbreviated pathways for regulatory approval of biological products that are biosimilar to earlier approved reference products. For example, the EU has had an established regulatory pathway for biosimilars since 2006. Moreover, the extent to which a biosimilar, once approved, could be substituted for any one of our reference products in a way that is similar to traditional generic substitution for non-biological products will depend on a number of marketplace and regulatory factors.

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

In addition, to produce the quantities necessary to meet anticipated market demand, we and/or any collaboration partners will need to secure sufficient manufacturing capacity with third-party manufacturers. For SKYTROFA and YORVIPATH, we believe we have secured agreements to provide for sufficient manufacturing capacity with third-party manufacturers; however, our estimates of market demand may be inaccurate and third-party manufacturers may fail to produce sufficient quantities on a timely basis or at all. If we and/or any collaboration partners are unable to produce our products and product candidates in sufficient quantities to meet the requirements for the launch of the product or to meet future demand, our revenues and gross margins would be adversely affected. To be successful, our products and product candidates must be manufactured in commercial quantities in compliance with regulatory requirements and at acceptable costs. We and/or any collaboration partners will regularly need to maintain access to facilities to manufacture commercial supplies of our products and product candidates, if approved. All of this will require additional funds and successful completion of inspection or audits and approval by the FDA, other regulatory authorities and by notified bodies with respect to the device components. If we and/or any collaboration partners are unable to establish and maintain a manufacturing capacity within our planned time and cost parameters, the development and sales of our products and product candidates as well as our business, results of operations and prospects, and the value of our shares or ADSs could be adversely affected.

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

We may also rely on other foreign contract research organizations (“CROs”), and contract manufacturing organizations (“CMOs”), such as WuXi Biologics. Such foreign CROs and CMOs may be subject to U.S. legislation, sanctions, trade restrictions and other foreign regulatory requirements which could increase the cost or reduce the supply of material available to us, delay the procurement or supply of such material or have an adverse effect on our ability to secure significant commitments from governments to purchase our potential therapies. For example, in January 2024, there was Congressional activity, including the introduction of the BIOSECURE Act (H.R. 7085) in the House of Representatives and a substantially similar Senate bill (S.3558). The BIOSECURE Act was passed by the House of Representatives in September 2024. If these bills become law, or similar laws are passed, they would have the potential to severely restrict the ability of U.S. biopharmaceutical companies like us to purchase services or products from, or otherwise collaborate with, certain Chinese biotechnology companies “of concern” without losing the ability to contract with, or otherwise receive funding from, the U.S. government. We do business with companies in China and it is possible some of our contractual counterparties could be impacted by the legislation described above.

If our contract manufacturers cannot successfully manufacture our product candidates or products that conform to our specifications and the strict regulatory requirements of the FDA or similar regulatory authorities, they will not be able to secure and/or maintain regulatory approval for the use of their manufacturing facilities for the manufacture of our products. In addition, we have no control over the ability of our contract manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA or a similar regulatory authority does not approve these facilities for the manufacture of our products or product candidates or if it withdraws any such approval in the future, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain regulatory approval for or market our products or product candidates, if approved.

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
•
the adverse impact of multiple interest rate increases implemented by the U.S. Federal Reserve; and
•
payment of license fees for the right to use third-party proprietary rights, if any.

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

The Royalty Pharma Agreements place restrictions on our operating and financial flexibility, and if we fail to comply with certain covenants in the Royalty Pharma Agreements, our results of operations and financial condition may be harmed.

In September 2023 and September 2024, we entered into the Royalty Pharma Agreements with Royalty Pharma. The Royalty Pharma Agreements contain covenants that impose on us certain obligations with respect to payment, diligence, reporting, intellectual property, in-licenses, out-licenses and certain other actions, as well as indemnification obligations. Among other things, these covenants require us to use commercially reasonable efforts to manufacture and commercialize SKYTROFA and YORVIPATH in the United States and to develop SKYTROFA for a new indication, and limit our ability to create or incur liens or dispose of certain assets related to SKYTROFA and YORVIPATH. Compliance with these covenants may limit our flexibility in operating our business and our ability to take actions that might otherwise be advantageous to us and our stockholders. Pursuant to the Royalty Pharma Agreements, we have granted to Royalty Pharma back-up security interest in certain assets to secure our obligations under the Royalty Pharma Agreements. If we are unable to comply with our obligations, Royalty Pharma may be entitled to take possession of such assets, which could have a material adverse effect on our business, financial condition and results of operations.

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

Since the end of the Brexit transition period on January 1, 2021, Great Britain (England, Scotland and Wales) (“GB”) has not been directly subject to EU laws, however between January 1, 2021 and December 31, 2024 and as a result of the Northern Ireland Protocol, different rules applied in Northern Ireland than in GB; broadly, Northern Ireland continued to follow the EU regulatory regime. On January 1, 2025, a new arrangement called the “Windsor Framework” came into effect and reintegrated Northern Ireland under the regulatory authority of the UK’s Medicines and Healthcare products Regulatory Agency (“MHRA”) with respect to medicinal products. The Windsor Framework removes EU licensing processes and EU labelling and serialization requirements in relation to Northern Ireland and introduces a UK-wide licensing process for medicines. In addition, new legislation such as the EU CTR is not applicable in Great Britain. While the EU-UK Trade and Cooperation Agreement includes the mutual recognition of Good Manufacturing Practice (“GMP”), it does not contain wholesale mutual recognition of UK and EU pharmaceutical regulations and product standards. There may be divergent local requirements in Great Britain from the EU in the future, which may impact clinical and development activities that occur in the UK in the future. Similarly, clinical trial submissions in the UK will not be able to be bundled with those of EU member states within the EMA Clinical Trial Information System, adding further complexity, cost and potential risk to future clinical and development activity in the UK. Significant political and economic uncertainty remains about how much the relationship between the UK and EU will differ as a result of the UK’s withdrawal.

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

Risks associated with our international operations, including seeking and obtaining approval to commercialize our product candidates in jurisdictions outside the U.S. and EU, could harm our business.

We engage extensively in international operations, which include seeking marketing approval for certain of our product candidates in foreign jurisdictions. We expect that we are or will be subject to additional risks related to entering into these international business markets and relationships, including:

•
different regulatory requirements for drug and device approvals in foreign countries;
•
differing drug import and export rules;
•
lacking or reduced protection for intellectual property rights in foreign countries;
•
changes in laws or policies governing the terms of foreign trade, and in particular increased trade restrictions, tariffs or taxes on imports or exports from or to countries where we manufacture or sell, or our partners sell, our products and product candidates;
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

TransCon hGH drug product in vials is manufactured for use in clinical trials by Vetter Pharma Fertigung (“Vetter”), pursuant to our agreement with Vetter. TransCon hGH drug product in dual chamber cartridges for commercial and clinical use is supplied by Vetter for use in our drug delivery device made by Phillips Medisize A/S (formerly Medicom Innovation Partner A/S). The intermediates of our proprietary TransCon linkers are made by CARBOGEN AMCIS AG under an agreement with CARBOGEN AMCIS AG and accompanying purchase orders. For products that utilize soluble TransCon carriers, NOF Corporation (Japan) (“NOF”), supplies PEGs. Furthermore, NOF is responsible for coupling the TransCon linker used for TransCon hGH to methoxy PEG, under manufacturing agreements and accompanying purchase orders. Our growth hormone parent drug as well as our TransCon hGH drug substance are supplied by both Fujifilm Diosynth Biotechnologies UK Limited (“Fujifilm”), and Lonza Ltd. Our PTH as well as our TransCon PTH drug substance is supplied by Bachem, Switzerland, pursuant to our agreement with Bachem. Vetter manufactures the TransCon PTH drug product in cartridges and assembles the cartridges with a drug delivery device made by Ypsomed AG. CNP drug substance is supplied by Wacker Biotech, Germany. Our TransCon CNP drug product in vials is manufactured by Vetter pursuant to our agreement with Vetter. We do not currently have any other suppliers for the drug substance, drug product or other components of our TransCon hGH, TransCon PTH and TransCon CNP, although we believe that there are alternate sources of supply that could satisfy our clinical and commercial requirements, we cannot provide assurance that identifying alternate sources and establishing relationships with such sources would not result in significant delays in the commercialization or development of our products and product candidates. Additionally, we may not be able to enter into supply arrangements with alternative suppliers on commercially reasonable terms or at all. A delay in the commercialization or development of our products or product candidates or having to enter into a new agreement with a different third-party on less favorable terms than we have with our current suppliers could have a material adverse impact upon our business.

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

Our business has been, and may continue to be, adversely affected by health epidemics, pandemics and other outbreaks of infectious disease.

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

The potential future measures put in place as a result of any future epidemic, pandemic, or health crisis could cause disruptions that could severely impact our business, clinical trials and commercialization activities, including by causing delays to our clinical trials, interrupting our supply chain, restricting access to our facilities, placing restrictions on our workforce and the workforce of our partners, or delaying interactions with regulators.

In addition, any future pandemic may cause further disruption to global financial markets. This may reduce our ability to access capital on favorable terms or to access capital at all. Furthermore, sustained adverse market events (such as a recession or depression) resulting from any future pandemic could materially and adversely affect our business and the price of the ADSs.

The extent to which any future epidemic, pandemic, or other health crisis impacts our business and clinical trials will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the speed and extent of geographic spread of the disease, the duration of the outbreak, travel restrictions and social distancing in the affected areas, business closures or business disruptions and the effectiveness of actions taken in the affected areas to contain and treat the disease.

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

Prior to obtaining approval to commercialize a drug or biological product candidate in the United States, the EU or other regions, we must demonstrate with substantial evidence from well-controlled clinical trials, and to the satisfaction of the EMA, the FDA or other similar regulatory authorities, that any drug product candidates are safe and effective for their intended uses, and that any biological product candidates are safe, pure and potent for their intended uses. The number of nonclinical studies and clinical trials that will be required for FDA, or EC approval varies depending on the product candidate, the disease or condition that the product candidate is designed to address, and the regulations applicable to any particular product candidate. Results from nonclinical studies and clinical trials can be interpreted in different ways. Even if we believe the nonclinical or clinical data for our product candidates are promising, such data may not be sufficient to support approval by the FDA and other regulatory authorities. Administering drug or biological product candidates to humans may produce undesirable side effects, which could interrupt, delay or halt clinical trials and result in the FDA or other regulatory authorities denying approval of a product candidate for any or all targeted indications.

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

On August 9, 2024, the FDA approved YORVIPATH for the treatment of hypoparathyroidism in adults. The approved presentation for YORVIPATH includes a pen-injector device we developed with Ypsomed to facilitate patient administration of TransCon PTH. As such, the pen-injector version of TransCon PTH is regulated as a combination product by the FDA and other regulatory authorities. Combination products require coordination within the FDA and within comparable regulatory agencies for review of their drug and device components. The EU regulates medical devices and medicinal products separately, through different legislative instruments, and the applicable requirements will vary depending on the type of drug-device combination product. For instance, drug-delivery products intended to administer a medicinal product where the medicinal product and the device form a single integral product are regulated as medicinal products in the EU. In such a case, the MAA must include – where available – the results of the assessment of the conformity of the device part with the EU Medical Devices Regulation contained in the manufacturer’s EU declaration of conformity of the device or the relevant certificate issued by a notified body. If the MAA does not include the results of the conformity assessment and where for the conformity assessment of the device, if used separately, the involvement of a notified body is required, the EMA or the EU member state competent authority must require the applicant to provide a notified body opinion on the conformity of the device. By contrast, in case of drug-delivery products intended to administer a medicinal product where the device and the medicinal product do not form a single integral product (but are, e.g., co-packaged), the medicinal product is regulated in accordance with the rules for medicinal products described above while the device part is regulated as a medical device and will have to comply with all the requirements set forth by the Medical Devices Regulation.

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

For example, in April 2023 the FDA issued a Complete Response Letter in response to our original NDA submission for TransCon PTH, in which the FDA cited concerns related to the manufacturing control strategy for variability of delivered dose in the TransCon PTH drug/device combination product. Although the FDA subsequently approved our NDA for YORVIPATH, there is no guarantee that we will not encounter similar challenges or delays with respect to any other combination-product development programs we may pursue.

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

The governmental regulation of the development of products, including SKYTROFA and YORVIPATH in the U.S. and EU, and our other product candidates extend beyond clinical studies to approval required for their sale and monitoring of such products after sale. This regulation, approval and monitoring is the responsibility of numerous authorities in the United States, the EU and authorities in other territories. Following any regulatory approval of a product candidate, we, any collaboration partners and the manufacturers of our products will be subject to continuing regulatory obligations, including safety reporting requirements, regulatory oversight of product promotion and marketing, and cGMP or similar requirements. Furthermore, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion and recordkeeping for the product will be subject to extensive and ongoing regulatory requirements. These regulations cover all aspects of manufacturing, testing, quality control and recordkeeping of our products. If we or any collaboration partners or manufacturers fail to comply with applicable regulatory requirements, we may be subject to fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with cGMPs or similar requirements and GCPs for any clinical trials that we conduct post-approval. As such, we and our third-party contract manufacturers will be subject to continual review and periodic inspections to assess compliance with regulatory requirements. Accordingly, we and others with whom we work must continue to expend time, money, and effort in all areas of regulatory compliance, including manufacturing, production, and quality control. Regulatory authorities may also impose significant restrictions on a product’s indicated uses or marketing or impose ongoing requirements for potentially costly post-marketing studies. Furthermore, any new legislation addressing drug safety issues could result in delays or increased costs to assure compliance.

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

The availability and adequacy of coverage and reimbursement by governmental healthcare programs such as Medicare and Medicaid, private health insurers and other third-party payors in the United States are essential for most patients to be able to afford treatments including our products and product candidates, if approved. Our ability to achieve acceptable levels of coverage and reimbursement for drug treatments by governmental authorities, private health insurers and other organizations will have an effect on our ability to successfully commercialize our products, and potentially attract additional collaboration partners to invest in the development of our product candidates. We cannot be sure that adequate coverage and reimbursement in the United States, the EU or elsewhere will be available for our products or any products that we may develop, and any reimbursement that may become available may be decreased or eliminated in the future. Third-party payors increasingly are challenging prices charged for pharmaceutical products, medical devices and services, and many third-party payors may refuse to provide coverage and reimbursement for particular drugs when an equivalent generic drug is available. It is possible that a third-party payor may consider our products or product candidates, if approved, and the generic or biosimilar parent drug as substitutable and only offer to reimburse patients for the generic drug. Even if we show improved efficacy or improved convenience of administration with our products or product candidates, if approved, pricing of the existing parent drug may limit the amount we will be able to charge for such product. If reimbursement is not available or is available only at limited levels, we may not be able to successfully commercialize our products or product candidates, and may not be able to obtain a satisfactory financial return on products that we may develop.

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

In the past, we have undertaken, and in future may undertake, various initiatives to improve our ESG profile or respond to stakeholder expectations; however, such initiatives entail costs and may not have the desired effect. For example, many initiatives rely on methodologies, standards, or data that are complex and evolving. Our approach to such matters also evolves, and there can be no guarantee that our approach will align with the expectations of any particular stakeholder. Stakeholder expectations vary, and in some circumstances conflict. For example, various policymakers, such as the EU and State of California, have adopted requirements for certain disclosures or other actions on climate and related ESG matters. Such requirements are not uniform, and may not be interpreted or applied uniformly, which can increase the cost and complexity of compliance, along with any other risks. Simultaneously, other stakeholders (including some policymakers) have sought to constrain companies attention to certain ESG matters.

Our failure or perceived failure to meet the standards set by various constituencies, or to successfully navigate competing expectations, could damage our reputation and our relationships with investors, governments, customers, employees, third parties and the communities in which we operate and expose us to increased regulatory risk, put us at a commercial disadvantage relative to our peers and materially adversely affect our business, financial condition, results of operations, ability to participate in debt and equity markets and the value of our shares or ADSs. Various of our suppliers, business partners, or other stakeholders are subject to similar expectations, which may augment or create additional risks.

If we fail to comply or are found to have failed to comply with EU, FDA and other local regulations related to the promotion of our products for unapproved uses, we could be subject to criminal penalties, substantial fines or other sanctions and damage awards.

The regulations relating to the promotion of products for unapproved uses are complex and subject to substantial interpretation by the FDA and other regulatory authorities, as well as courts. For example, we are restricted from marketing SKYTROFA and YORVIPATH and any other product candidate that receives marketing approval outside of its approved labeling, also referred to as off-label promotion. However, physicians may nevertheless lawfully prescribe an approved product to their patients in a manner that is inconsistent with the approved label, which is an off-label use. The FDA or other government authorities may allege or find that our practices constitute prohibited promotion for unapproved uses.

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

Our business activities may be subject to the Foreign Corrupt Practices Act (“FCPA”), and similar anti-bribery or anti-corruption laws, regulations or rules of other countries in which we operate. The FCPA generally prohibits offering, promising, giving, or authorizing others to give anything of value, either directly or indirectly, to a non-U.S. government official in order to influence official action, or otherwise obtain or retain business. The FCPA also requires public companies to make and keep books and records that accurately and fairly reflect the transactions of the corporation and to devise and maintain an adequate system of internal accounting controls. Our business is heavily regulated and, therefore, involves significant interaction with public officials, including officials of non-U.S. governments. Additionally, in many other countries, the health care providers who prescribe pharmaceuticals are employed by their government, and the purchasers of pharmaceuticals are government entities; therefore, our dealings with these prescribers and purchasers are subject to regulation under the FCPA.

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

In the EU, medicinal products can only be commercialized after obtaining a marketing authorisation. For additional information, see “Item 4 B. Information on the Company - Business Overview - Foreign Regulation.”

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

Such laws and regulations will be subject to interpretation by various courts and other governmental authorities, thus creating potentially complex compliance issues for us and our future customers and strategic partners. For example, California enacted the California Consumer Privacy Act, as amended by the California Privacy Rights Act (collectively, the “CCPA”), requires covered businesses that process the personal information of California residents to, among other things: (i) provide certain disclosures to California residents regarding the business’s collection, use, and disclosure of their personal information, (ii) receive and respond to requests from California residents to access, delete, and correct their personal information, or to opt out of certain disclosures of their personal information, and (iii) enter into specific contractual provisions with service providers that process California resident personal information on the business’s behalf. Additional compliance investment and potential business process changes may be required. Similar laws have passed in other states, and are continuing to be proposed at the state and federal level, reflecting a trend toward more stringent privacy legislation in the United States. The enactment of such laws could have potentially conflicting requirements that would make compliance challenging. In the event that we are subject to or affected by HIPAA, the CCPA, or other domestic privacy and data protection laws, any liability from failure to comply with the requirements of these laws could adversely affect our financial condition.

Furthermore, the Federal Trade Commission (“FTC”), has authority to initiate enforcement actions against entities that make deceptive statements about privacy and data sharing in privacy policies, fail to limit third-party use of personal health information, fail to implement policies to protect personal health information or engage in other unfair practices that harm customers or that may violate Section 5(a) of the FTC Act. Even when HIPAA or a state law does not apply, according to the FTC, violating consumers’ privacy rights or failing to take appropriate steps to keep consumers’ personal information secure may constitute unfair and/or deceptive acts or practices in violation of Section 5(a) of the FTC Act. The FTC expects a company’s data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business, and the cost of available tools to improve security and reduce vulnerabilities. Additionally, federal and state consumer protection laws are increasingly being applied by FTC and states’ attorneys general to regulate the collection, use, storage, and disclosure of personal or personally identifiable information, through websites or otherwise, and to regulate the presentation of website content.

In Europe, the General Data Protection Regulation (“GDPR”), imposes comprehensive data privacy compliance obligations in relation to our processing of personal data of individuals within the European Economic Area, or EEA, including clinical trial data, or in the context of our activities within the EEA, including a principle of accountability and the obligation to demonstrate compliance through policies, procedures, training and audit, as well as regulating cross-border transfers of personal data out of the EEA and the UK. If we do not comply with our obligations under the GDPR, we could be exposed to fines of up to the greater of €20 million or up to 4% of our total global annual revenue in the event of a significant breach. In addition, we may be the subject of litigation and/or adverse publicity, which could adversely affect our business, results of operations and financial condition.

Among other requirements, the GDPR regulates transfers of personal data subject to the GDPR to third countries that have not been found to provide adequate protection to such personal data, including the United States, and the efficacy and longevity of current transfer mechanisms between the European Economic Area, or the EEA, and the United States remains uncertain. Case law from the Court of Justice of the European Union, or CJEU, states that reliance on the standard contractual clauses - a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism - alone may not necessarily be sufficient in all circumstances and that transfers must be assessed on a case-by-case basis. In relation to data transfers from the EEA to the United States, the EU-US Data Privacy Framework (“DPF”), was approved by the European Commission in July 2023 as an effective EU GDPR data transfer mechanism to U.S. entities self-certified under the DPF. We expect the existing legal complexity and uncertainty regarding international personal data transfers to continue. In particular, we expect the European Commission approval of the current DPF to be challenged and international transfers to the United States and to other jurisdictions more generally to continue to be subject to enhanced scrutiny by regulators. As a result, we may have to make certain operational changes and we will have to implement revised standard contractual clauses and other relevant documentation for existing data transfers within required time frames.

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

In addition, the Council of the European Union adopted the NIS2 Directive on November 28, 2022, which replaced and repealed the existing EU Directive on the Security of Network and Information Systems. The NIS2 Directive establishes cybersecurity risk management measures and reporting requirements for highly critical sectors, including for manufacturers of medical devices. This includes requirements to implement appropriate technical and operational measures to manage security risks, including measures with respect to business continuity, incident handling, encryption, and data access control. Important entities and essential entities will also be required to report cybersecurity incidents within specified timeframes. The NIS2 Directive became effective on January 16, 2023, with EU member states having until October 17, 2024 to then incorporate the NIS2 Directive into their national law, although, as of this date, national transposition legislation has only been fully adopted in a limited number of countries. The NIS2 Directive requires EU member states to impose administrative fines for breaches of the NIS2 Directive of up to €7 million or 1.4% of the total worldwide turnover of the entity for the preceding financial year, whichever is greater for certain “important entities”. Other entities, considered “essential entities” may be subject to administrative fines for breaches of the NIS2 Directive of up to €10 million or 2% of the total worldwide turnover of the entity for the preceding financial year, whichever is greater.

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

Recently, there has also been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed bills designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for pharmaceutical products. Most recently, in August 2022, the Inflation Reduction Act of 2022 (“IRA”), was signed into law. Among other things, the IRA requires manufacturers of certain drugs to engage in price negotiations with Medicare (beginning in 2026), with prices that can be negotiated subject to a cap; imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation (first due in 2023); and replaces the Part D coverage gap discount program with a new discounting program (beginning in 2025). The IRA permits the Secretary of the Department of Health and Human Services (“HHS”), to implement many of these provisions through guidance, as opposed to regulation, for the initial years. On August 29, 2023, HHS announced the list of the first ten drugs that will be subject to price negotiations, although the drug price negotiation program is currently subject to legal challenges. For that and other reasons, it is currently unclear how the IRA will be effectuated, and the impact of the IRA on our business and the pharmaceutical industry cannot yet be fully determined. Individual states in the United States have also become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical product pricing, including through constraints on reimbursement, imposition of mandatory discounts, discounts, restrictions on access to certain products, transparency measures, and programs for importation from other countries or bulk purchasing.

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

In December 2021, Regulation No 2021/2282 on Health Technology Assessment (“HTA”), amending Directive 2011/24/EU, was adopted. While the Regulation entered into force in January 2022, it will only begin to apply from January 12, 2025, onwards, with preparatory and implementation-related steps to take place in the interim. Once applicable, it will have a phased implementation depending on the concerned products. The Regulation intends to boost cooperation among EU member states in assessing health technologies, including new medicinal products, and provide the basis for cooperation at the EU level for joint clinical assessments in these areas. It will permit EU member states to use common HTA tools, methodologies, and procedures across the EU, working together in four main areas, including joint clinical assessment of the innovative health technologies with the highest potential impact for patients, joint scientific consultations whereby developers can seek advice from HTA authorities, identification of emerging health technologies to identify promising technologies early, and continuing voluntary cooperation in other areas. Individual EU member states will continue to be responsible for assessing non-clinical (e.g., economic, social, ethical) aspects of health technology, and making decisions on pricing and reimbursement.

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

As of December 31, 2024, 62 patents have been issued to us in the United States, 21 of which are directed to our TransCon technologies, nine of which are directed to TransCon hGH, ten of which are directed to TransCon CNP, one of which is directed to a combination of TransCon hGH and TransCon CNP, six of which are directed to TransCon PTH, one of which is directed to TransCon IL-2 β/γ and twelve of which are directed to the TransCon hGH autoinjector. In addition, as of December 31, 2024, we have over 365 issued patents in jurisdictions outside of the United States, at least 87 of which are directed to our TransCon technologies, and 182 of which are directed to TransCon hGH and/or our other product candidates. For additional information, see “Item 4 B. Information on the Company - Business Overview - Intellectual Property.” We are not aware of any challenge to our issued patents, in the United States, Europe or in any other jurisdiction.

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

On June 1, 2023, the European Unitary Patent system and the European Unified Patent Court (“UPC”), were successfully launched, creating a single pan-European Unitary Patent and a new European patent court for litigation involving European patents. European patent applications now have the option, upon grant of a patent, of becoming a Unitary Patent which is subject to the jurisdiction of the UPC. In addition, conventional European patents, both already granted at the time the new system began and granted thereafter, are subject to the jurisdiction of the UPC, unless actively opted out. This is a significant change to European patent practice and deciding whether to opt-in or opt-out of Unitary Patent practice entail strategic and cost considerations. It will be several years before we will understand the scope of patent rights that are recognized and the strength of patent remedies that are provided by the UPC. While we have the right to opt our patents out of the UPC over the first seven years of the court’s existence, doing so may preclude us from realizing the benefits of the UPC. We have opted our current European patents out of the UPC, but if we do not meet all of the formalities and requirements for opting our patents out of the UPC, our current or future European patents could remain under the jurisdiction of the UPC. The UPC provides our competitors with a new forum to centrally revoke our European patents, and allows for the possibility of a competitor to obtain pan-European injunctions. Such a loss of patent protection could have a material adverse impact on our business and our ability to commercialize our technology and product candidates and, resultantly, on our business, financial condition, prospects and results of operations. It is uncertain how the UPC will impact granted European patents in the biotechnology and pharmaceutical industries and our European patent applications, if issued, could be challenged in the UPC. Moreover, the decision whether to opt-in or opt-out of Unitary Patent status will require coordinating with co-applicants, if any, adding complexity to any such decision.

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

Moreover, geo-political actions in the U.S. and in foreign countries could increase the uncertainties and costs surrounding the prosecution or maintenance of our patent applications or those of any current or future licensors and the maintenance, enforcement or defense of our issued patents or those of any current or future licensors. For example, the U.S. and foreign government actions related to Russia’s conflict in Ukraine may limit or prevent filing, prosecution, and maintenance of patent applications in Russia. Government actions may also prevent maintenance of issued patents in Russia. These actions could result in abandonment or lapse of our patents or patent applications, resulting in partial or complete loss of patent rights in Russia. In addition, a decree was adopted by the Russian government in March 2022, allowing Russian companies and individuals to exploit inventions owned by patentees from the U.S. without consent or compensation. Consequently, we would not be able to prevent third parties from practicing our inventions in Russia or from selling or importing products made using our inventions in and into Russia. Accordingly, our competitive position may be impaired, and our business, financial condition, results of operations and prospects may be adversely affected.

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

Our commercial success depends significantly on our ability to operate without infringing, violating or misappropriating the patents and other proprietary rights of third-parties. Our own technologies, products or product candidates may be found to infringe, violate or misappropriate the patents or other proprietary rights of third-parties, or we may be subject to third-party claims of such infringement. Numerous U.S. and foreign issued patents and pending patent applications owned by third-parties exist in the fields in which we are developing our products and product candidates. Additionally, we are aware of patents owned by a competitor that are related to CNP variants. In particular, BioMarin owns a patent in Europe relating to CNP variants, against which we filed an opposition in September 2022. At first instance, BioMarin was required to restrict the scope of their patent claims. Both parties have appealed the first instance decision with oral proceedings on appeal scheduled to take place in the fourth quarter of 2025. Further, BioMarin has alleged that the same European patent, expiring May 2030, is infringed by our “development program” relating to TransCon CNP, and has initiated infringement proceedings before the UPC. We have not received the documents filed by BioMarin before the UPC at the time of the filing of this Annual Report on Form 20-F. We believe that this patent is invalid and not infringed by us. However, should the UPC decide in favor of BioMarin, such a decision could harm our ability to bring TransCon CNP to patients, prior to patent expiration. There is a risk that BioMarin will allege patent infringement in other jurisdictions and before other courts. Furthermore, BioMarin also owns a re-issue patent in the U.S. relating to CNP variants. Although we believe that this patent is not infringed by us and/or is invalid, it is possible that a court or other form of tribunal would come to a different conclusion. We thus cannot be certain that our technologies, products and product candidates will not be found to infringe these or other existing or future patents of third-parties. The scope of a patent claim is determined by an interpretation of the law, the written disclosure in a patent and the patent’s prosecution history. Our interpretation of the relevance or the scope of a patent or a pending patent application may be incorrect, which may negatively impact our ability to market our products.

Additionally, because patent applications can take many years to issue and may be confidential for 18 months or more after filing, and because pending patent claims can be revised before issuance, there may be applications now pending which may later result in issued patents that may be infringed by the manufacture, use, import or sale of our technologies, products or product candidates. We may not be aware of patents that have already been issued that a third-party might assert are infringed by our technologies, products or product candidates.

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

As is the case with other biopharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involves both technological and legal complexity and is therefore costly, time consuming and inherently uncertain. Patent reform legislation in the United States and other countries, including the Leahy-Smith America Invents Act (“Leahy-Smith Act”), signed into law on September 16, 2011, could increase those uncertainties and costs. The Leahy-Smith Act includes a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications filed after March 16, 2013, are prosecuted, redefine prior art and provide more efficient and cost-effective avenues for competitors to challenge the validity of patents. In addition, the Leahy-Smith Act has transformed the U.S. patent system into a “first to file” system. The Leahy-Smith Act could make it more difficult to obtain patent protection for our inventions and increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could harm our business, results of operations and financial condition.

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

As of December 31, 2024, over 100 of our employees work in Germany and are subject to German employment law. Ideas, developments, discoveries and inventions made by such employees are generally subject to the provisions of the German Act on Employees’ Inventions, which regulates the ownership of, and compensation for, inventions made by employees. Under this act, we face the risk that we may be required to pay additional compensation for assigned patent rights and disputes can occur between us and our employees or ex-employees pertaining to alleged non-adherence to the provisions of this act that may be costly to defend and consume our management’s time and efforts whether we prevail or fail in such dispute. In addition, under the German Act on Employees’ Inventions, certain employees may have retained rights to patents they invented or co-invented before October 2009. Although substantially all of these employees have assigned their interest in these patents to us, to the extent permitted by law, there is a risk that the compensation we provided to them may be deemed to be insufficient and we may be required under German law to increase the compensation due to such employees for the use of the patents. In those cases, where employees have not assigned their interests to us, we may need to pay compensation for the use of those patents. If we are required to pay additional compensation or face other disputes under the German Act on Employees’ Inventions, our results of operations could be adversely affected.

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

We use various trademark rights in our business, including, Ascendis, Ascendis Pharma, TransCon, SKYTROFA and YORVIPATH. Trademark applications for TransCon hGH, TransCon PTH and TransCon CNP have been filed in the U.S. as well as the EU and other countries across the globe. However, our current or future trademarks and trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks, and we may not be able to obtain trademark protection in other territories that we consider of significant importance to us. Furthermore, other than for TransCon hGH and TransCon PTH, we have not yet registered for a commercial trade name for any other of our product candidates in the United States or elsewhere. During trademark registration proceedings, our trademark applications may be rejected. Although we are given an opportunity to respond to those rejections, we may be unable to overcome such rejections. In addition, in the USPTO and in comparable agencies in many foreign jurisdictions, third-parties can oppose pending trademark applications and seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against our trademarks, and our trademarks may not survive such proceedings.

In the event that our trademarks are successfully challenged, we could be forced to rebrand our products, which could result in loss of brand recognition and could require us to devote resources to advertising and marketing our products under new brands. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected. We may license our trademarks and trade names to third-parties, such as distributors. Though these license agreements may provide guidelines for how our trademarks and trade names may be used, a breach of these agreements or misuse of our trademarks and tradenames by our licensees may jeopardize our rights in or diminish the goodwill associated with our trademarks and trade names.

The FDA has approved the use of SKYTROFA for TransCon hGH and YORVIPATH for TransCon PTH in the United States; however, any name we propose to use with TransCon CNP, or our other product candidates in the United States or any other country must be approved by the FDA, EMA or any other relevant health authority regardless of whether we have registered it, or applied to register it, as a trademark. For example, the FDA has approved the use of SKYTROFA and YORVIPATH for certain indications in the United States and the EC has granted marketing authorisations for SKYTROFA and YORVIPATH in the EU. The FDA as well as EMA typically conducts a review of proposed product names, including an evaluation of potential for confusion with other product names. If the FDA, EMA or any other relevant approval authority objects to any of our proposed proprietary product names, we may be required to expend significant additional resources in an effort to identify a suitable substitute name that would qualify under applicable trademark laws, not infringe the existing rights of third-parties and be acceptable to the FDA, EMA or any other relevant approval authority.

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

As of December 31, 2024, we had $575 million principal amount of indebtedness as a result of the 2.25% Convertible Senior Notes due 2028 (“Convertible Notes”) offering. We may also incur additional indebtedness to meet future financing needs. Our indebtedness could have significant negative consequences for our shareholders and our business, results of operations, and financial condition by, among other things:

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

The Convertible Notes are treated as a compound financial instrument with a foreign currency financial liability component (“host”), and an embedded derivative (“derivative”) related to a written option to exchange a fixed number of our shares for a fixed amount of Convertible Notes that is denominated in a foreign currency. The derivative is not closely related to the host, because it is exposed to dissimilar risks, such as volatility from the Company’s own share price. Accordingly, the derivative is accounted for separately at fair value through profit or loss.

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

The fair value of the derivative cannot be measured based on quoted prices in active markets, or other observable input, and accordingly, the derivative is measured by using the Black-Scholes option-pricing model, where the pricing is exposed from changes in the Company’s share price. Since the fair value is exposed to development in the Company’s share price, the profit or loss is exposed to volatility from such development, which could result in lower reported income or higher reported loss. The lower reported income or higher reported loss resulting from this accounting treatment could have a negative effect on the trading price of the ADSs.

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
•
general economic and market conditions and overall fluctuations in the United States and international equity markets, including deteriorating market conditions due to investor concerns regarding inflation and hostilities between Russia and Ukraine and between Israel and Hamas;
•
the effects on our business, operating results, prospects and financial condition of potential future pandemics such as COVID-19; and
•
the loss of any of our key scientific or senior management personnel.

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

Danish law governs shareholder rights. Our depositary, The Bank of New York Mellon, is the holder of the ordinary shares underlying our ADSs through its custodian. The deposit agreement among us, the depositary, and all other persons directly and indirectly holding ADSs, sets out ADS holder rights as well as the rights and obligations of the depositary. In addition, our depositary charges and/or deducts certain fees to holders of the ADSs.

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

ADSs, which may be evidenced by American Depositary Receipts, are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary think it is advisable to do so because of any requirement of law, government or governmental body, or under any provision of the deposit agreement, or for any other reason subject to an ADS holders’ right to cancel their ADSs and withdraw the underlying ordinary shares. Temporary delays in the cancellation of ADSs and withdrawal of the underlying ordinary shares may arise because the depositary has closed its transfer books or we have closed our transfer books, the transfer of ordinary shares is blocked to permit voting at a shareholders’ meeting or we are paying a dividend on our ordinary shares. In addition, an ADS holder may not be able to cancel their ADSs and withdraw the underlying ordinary shares when such holder owes money for fees, taxes and similar charges and when it is necessary to prohibit withdrawals to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities.

If we issue shares or ADSs in future financings, shareholders or holders of ADSs may experience immediate dilution and, as a result, the price of our ADSs may decline.

We may from time to time issue additional shares or ADSs at a discount from the trading price of the ADSs.

As a result, our shareholders and holders of ADSs would experience immediate dilution upon the issuance of ADSs at such discount. In addition, as opportunities present themselves, we may enter into financing or similar arrangements in the future, including the issuance of debt securities, preference shares, ADSs or ordinary shares. If we issue shares or securities convertible into shares of our share capital, our ordinary shareholders and holders of ADSs would experience additional dilution and, as a result, the price of the ADSs may decline.

You may experience future dilution as a result of exercise or conversion of warrants, RSUs, PSUs and convertible notes.

As of December 31, 2024, approximately 12.9 million ordinary shares that are subject to outstanding warrants, RSUs, PSUs, convertible notes or reserved for future issuance under our warrant incentive program are eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules and the terms of our convertible notes. Exercise or conversion of warrants and convertible notes may take place at a price below the market price of the ADSs at the time of exercise and may therefore result in dilution of the value of the ADSs. In addition, to the extent that RSUs or PSUs settle into ADSs, we would also issue to the holders of such RSUs or PSUs ADSs held by us.

Sales of a substantial number of our ordinary shares or ADSs in the public market could cause the price of the ADSs to fall.

If our existing shareholders or holders of ADSs sell, or indicate an intention to sell, substantial amounts of our ordinary shares or ADSs representing our ordinary shares in the public market, the trading price of the ADSs could decline. If our outstanding warrants are exercised or ADSs subject to restricted stock units and performance stock units vest and settle, additional ordinary shares or ADSs may become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules and Rule 144 and Rule 701 under the Securities Act. If these additional ordinary shares or ADSs are sold, or if it is perceived that they will be sold, in the public market, the trading price of the ADSs could decline. Any sales of securities by these security holders could have a negative effect on the trading price of the ADSs.

Our principal shareholders and senior management own a significant percentage of our shares and are able to exert significant control over matters subject to shareholder approval.

As of December 31, 2024, our senior management, board members, holders of 5% or more of our share capital and their respective affiliates beneficially own approximately 60.0% of our outstanding voting securities. See “Item 7 A. Major Shareholders and Related Party Transactions – Major Shareholders” for information relating to the determination of the number of shares beneficially owned by an entity or a person. As a result, these security holders have the ability either alone or voting together as a group to determine and/or significantly influence the outcome of matters submitted to our shareholders for approval, including the election and removal of board members, payment of dividends, amendments to our articles of association, including changes to our share capital or any mergers, demergers, liquidations and similar transactions. This may prevent or discourage unsolicited acquisition proposals or offers for our ordinary shares or ADSs that our shareholders or ADS holders may feel are in their best interest as a shareholder or holder of ADSs. In addition, this group of shareholders may have the ability to control our management and affairs. Such control and concentration of ownership may affect the market price of the ADSs and may discourage certain types of transactions, including those involving actual or potential change of control of us (whether through merger, consolidation, take-over or other business combination), which might otherwise have a positive effect on the market price of the ADSs.

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

We report under the Exchange Act, as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act and although we are subject to Danish laws and regulations with regard to such matters and intend to furnish quarterly financial information to the SEC, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, foreign private issuers are not required to file their annual report on Form 20-F until four months after the end of each fiscal year, while U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. Foreign private issuers are also exempt from the Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, our shareholders and the holders of the ADS may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

Our status as a “foreign private issuer” allows us to adopt IFRS accounting principles, which are different from accounting principles under U.S. Generally Accepted Accounting Principles (“US GAAP”).

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

As a foreign private issuer, in accordance with the listing requirements of the Nasdaq Global Select Market, we rely on home country governance requirements and certain exemptions thereunder rather than relying on the corporate governance requirements of the Nasdaq Global Select Market. For instance, the Listing Rules for The Nasdaq Stock Market (“Nasdaq Listing Rules”), for domestic U.S. issuers require listed companies to have, among other things, a majority of their board members be independent, and to have independent director oversight of executive compensation, nomination of board members and corporate governance matters. As a foreign private issuer, however, while we intend to comply with these requirements, we are permitted to follow home country practice in lieu of the above requirements. Danish law does not require that a majority of our board consist of independent directors or the implementation of a remuneration committee or nominating and corporate governance committee, and our board may thus in the future not include, or include fewer, independent directors than would be required if we were subject to the Nasdaq Listing Rules, or they may decide that it is in our interest not to have a remuneration committee or nominating and corporate governance committee, or have such committees governed by practices that would not comply with The Nasdaq Listing Rules.

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

Furthermore, Danish law does not have a regulatory regime for the solicitation of proxies and the solicitation of proxies is not a generally accepted business practice in Denmark, thus our practice varies from the requirement of Nasdaq Listing Rule 5620(b). In addition, our shareholders have authorized our board of directors to issue securities including in connection with certain events such as the acquisition of shares or assets of another company, the establishment of or amendments to equity-based compensation plans for employees, a change of control of us, rights issues at or below market price, certain private placements and issuance of convertible notes. To this extent, our practice varies from the requirements of Nasdaq Rule 5635, which generally requires an issuer to obtain shareholder approval for the issuance of securities in connection with such events. Accordingly, our shareholders and holders of the ADSs may not have the same protections afforded to shareholders of companies that are subject to these Nasdaq requirements.

We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

We qualify as a foreign private issuer and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. We may no longer be a foreign private issuer as of June 30, 2025, which would require us to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers as of January 1, 2026. To maintain our current status as a foreign private issuer, either (a) a majority of our ordinary shares or ADSs must be either directly or indirectly owned of record by non-residents of the United States or (b) (i) a majority of our executive officers or directors may not be U.S. citizens or residents, (ii) more than 50% of our assets cannot be located in the United States and (iii) our business must not be administered principally inside the United States. If we lost this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage.

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

Under Danish corporate law, except in certain limited circumstances (which require as a minimum that a proposal for inspection has been supported by a minimum of 25% of share capital), our shareholders may not ask for an inspection of our corporate records, while under Delaware corporate law any shareholder, irrespective of the size of such shareholder’s shareholdings, may do so. Shareholders of a Danish limited liability company are also unable to initiate a derivative action, a remedy typically available to shareholders of U.S. companies, to enforce a right of our company, in case we fail to enforce such right ourselves, other than in certain cases of board member or management liability under limited circumstances. In addition, a majority of our shareholders may release a board member or manager from any claim of liability we may have, including if such board member or manager has acted in bad faith or has breached his or her duty of loyalty and only if a minority of at least 10% of the shareholders represented at the relevant general meeting have opposed the decision, may a shareholder bring a derivative action on behalf of our company. In contrast, most U.S. federal and state laws prohibit a company or its shareholders from releasing a board member from liability altogether if such board member has acted in bad faith or has breached such board member’s duty of loyalty to our company.

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

However, ADS holders in the United States are not entitled to exercise or sell such pre-emptive subscription rights related to the ordinary shares, which they represent unless we register the pre-emptive subscription rights and the securities to which the pre-emptive subscription rights relate under the Securities Act or an exemption from the registration requirements is available. In addition, the deposit agreement provides that the depositary will not make rights available to ADS holders unless the distribution to ADS holders or both the rights and any related securities are either registered under the Securities Act or exempted from registration under the Securities Act.

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

Under the Internal Revenue Code of 1986, as amended (“Code”), and U.S. Treasury Regulations, the determination of passive foreign investment company (“PFIC”), status is fact-specific, and generally cannot be made until after the close of the taxable year in question. Based on our market capitalization and the composition of our income, assets and operations, we do not believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2024. However, this is a factual determination, and the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you we will not be a PFIC for any taxable year. A non-U.S. corporation will be considered a PFIC for any taxable year if, after the application of certain look-through rules, either (1) at least 75% of its gross income for such taxable year is passive income (as defined in the relevant provisions of the Code) or (2) at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. A separate determination must be made each taxable year as to whether we are a PFIC (after the close of each such taxable year). If we are a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10 E. Additional Information – Taxation – Material U.S. Federal Income Tax Consequences to U.S. Holders”) holds ordinary shares or ADSs, the U.S. Holder may be subject to adverse tax consequences, including (i) the treatment of all or a portion of any gain on disposition as ordinary income, (ii) the application of an interest charge with respect to such gain and certain dividends and (iii) compliance with certain reporting requirements. Although we do not believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2024, the application of the PFIC rules is subject to uncertainty in several respects. Whether we will be a PFIC in any year depends on the composition of our income and assets, and the relative fair market value of our assets from time to time, which we expect may vary substantially over time. In addition, because the value of our assets, including unbooked goodwill, for purposes of the asset test will generally be determined by reference to the market price of the ADSs, our PFIC status will depend in large part on the market price of the ADSs, which may fluctuate significantly. For these reasons, we cannot assure you we will not be a PFIC for any taxable year.

Each U.S. Holder is strongly urged to consult its tax advisor regarding these issues. See “Item 10 E. Additional Information – Taxation – Material U.S. Federal Income Tax Consequences to U.S. Holders.”

If a United States person is treated as owning at least 10% of our ordinary shares or ADSs, such holder may be subject to adverse U.S. federal income tax consequences.

If a U.S. Holder (as defined in “Item 10 E. Additional Information – Taxation – Material U.S. Federal Income Tax Consequences to U.S. Holders”) is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our ordinary shares or ADSs, such U.S. Holder will be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group. Because our group includes one or more U.S. subsidiaries, certain of our non-U.S. subsidiaries will be treated as “controlled foreign corporations” (regardless of whether we are treated as a “controlled foreign corporation”). A “United States shareholder” of a “controlled foreign corporation” may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property by “controlled foreign corporations,” regardless of whether we make any distributions. Failure to comply with these reporting obligations may subject a “United States shareholder” to significant monetary penalties and may prevent the statute of limitations from starting with respect to such shareholder’s U.S. federal income tax return for the year for which reporting was due. Further, an individual that is a “United States shareholder” with respect to a “controlled foreign corporation” generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a “United States shareholder” that is a U.S. corporation. We cannot provide any assurances that we will assist investors in determining whether any of our non-U.S. subsidiaries are treated as a “controlled foreign corporation” or whether such investor is treated as a “United States shareholder” with respect to any of such “controlled foreign corporations.” Further, we cannot provide any assurances that we will furnish to any “United States shareholders” information that may be necessary to comply with the aforementioned reporting and tax payment obligations. U.S. Holders should consult their tax advisors regarding the potential application of these rules to their investment in our ordinary shares or ADSs.

We could be adversely affected by changes in tax laws and regulations and the interpretation thereof.

Our tax liabilities could be adversely affected by several factors, including changing tax laws, regulations and treaties, or the interpretation thereof; tax policy initiatives and reforms implemented or under consideration; the practices of tax authorities in jurisdictions in which we operate; and the resolution of issues arising from tax audits or examinations and any related interest or penalties. For example, legislation has been enacted or is currently under consideration in a number of jurisdictions to adopt and implement Pillar Two of the base erosion and profit shifting (“BEPS”) project initiated by the Organization for Economic Cooperation and Development (“OECD”), which is designed to introduce a global minimum tax rate of 15% for certain multinational groups. In December 2021 and March 2022, the OECD published model rules and related commentary to support member jurisdictions of the G20/OECD Inclusive Framework on BEPS (including Denmark) to implement the Pillar Two framework. Denmark has transposed the rule into its tax legislation effective January 1, 2024. We are not subject to Pillar II rules until the consolidated turnover of Ascendis Pharma exceeds €750 million and certain other conditions are met. The ultimate impact of any such changes on our tax obligations remains uncertain and will continue to be monitored by the Company.

We are unable to predict what tax reforms may be proposed or enacted in the future or what effect such changes would have on our business, but such changes, to the extent they are brought into tax legislation, regulations, policies or practices in jurisdictions in which we operate, could increase the estimated tax liability that we have expensed to date and paid or accrued on its consolidated statements of operations and comprehensive loss, and otherwise affect the future results of operations, cash flows in a particular period and overall or effective tax rates in the future in countries where we have operations, reduce post-tax returns to shareholders and increase the complexity, burden and cost of tax compliance.

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

Our registered office and principal executive offices are located at Tuborg Boulevard 12, DK-2900 Hellerup, Denmark and our telephone number is +45 70 22 22 44. Our agent for service of process in the United States is Ascendis Pharma, Inc., located at 1000 Page Mill Road. Palo Alto, CA 94304. Our corporate website address is www.ascendispharma.com. The information on, or that can be accessed through, our website is not part of and should not be incorporated by reference into this annual report or any other report we file or furnish to the U.S. Securities and Exchange Commission (“SEC”). We have included our website address as an inactive textual reference only. Our ADSs are traded on The Nasdaq Global Select Market under the symbol “ASND.”

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

B.
Business Overview

Overview

We are a global biopharmaceutical company focused on applying our innovative TransCon technology platform to make a meaningful difference for patients. Guided by our core values of Patients, Science, and Passion, and following our algorithm for product innovation, we develop TransCon-based therapies that demonstrate best-in-class potential to address unmet medical needs. Our portfolio of approved Endocrinology Rare Disease products and product candidates addresses hypoparathyroidism as well as growth disorders such as growth hormone deficiency and achondroplasia. To create additional value, we have established partnerships to develop and bring to market TransCon-based products in large therapeutic areas including Metabolic, Cardiovascular and Ophthalmology.

Our Vision

As announced in January 2024, Vision 2030 is our vision to achieve blockbuster status for multiple products and expand our engine for future innovation. This includes:

•
Be the Leading Endocrinology Rare Disease Company
o
Achieve blockbuster status (>$1B) for each of TransCon PTH, TransCon hGH, and TransCon CNP through worldwide commercialization
o
Be the leader in growth disorders and hypoparathyroidism, pursuing clinical conditions, innovative life cycle management, and complementary patient offerings
o
Expand pipeline with Endocrinology Rare Disease blockbuster product opportunities
•
Create Value in Additional Therapeutic Areas through Innovative Business Models
o
Obtain accelerated approval in oncology with registrational trials ongoing
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
Let our values Patients, Science, Passion drive our decisions to success

Our products and product candidates combine our TransCon technologies with clinically validated parent drugs or pathways, with the goal of optimizing safety, efficacy, tolerability, and convenience.

We apply these technologies using our algorithm with the goal of creating product candidates with the potential to be best-in-class. Using this approach, we plan to expand our pipeline with Endocrinology Rare Disease product opportunities in large addressable markets. In addition, our vision is to pursue TransCon product opportunities in >$5B indications in other therapeutic areas and maximize value creation of these product opportunities through collaboration with therapeutic area market leaders. We believe our approach to product innovation may reduce the risks associated with traditional drug development.

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

Program Summaries

We currently have two marketed products and a diversified portfolio of four product candidates in clinical development in the areas of Endocrinology Rare Disease and Oncology, and we are working to apply our TransCon technology platform in additional therapeutic areas such as the glucagon-like peptide 1 (“GLP-1”) class, where we believe we have designed a potentially best-in-class, once-monthly program.

•
SKYTROFA – Our first marketed product is SKYTROFA® (lonapegsomatropin-tcgd), developed as TransCon Growth Hormone (“TransCon hGH”), which has received regulatory approval in the United States for the treatment of pediatric patients one year and older who weigh at least 11.5 kg and have growth failure due to inadequate secretion of endogenous growth hormone, also known as growth hormone deficiency (“GHD”). SKYTROFA has been commercially available for prescription in the United States since October 2021. In addition, SKYTROFA (lonapegsomatropin) was granted marketing authorization in the European Union (“EU”), Norway, Iceland, Liechtenstein, and Great Britain (covering England, Wales, Scotland) as a once-weekly subcutaneous injection for the treatment of children and adolescents aged 3 to 18 years with growth failure due to insufficient secretion of endogenous growth hormone. In the EU, SKYTROFA has been commercially available for prescription in Germany since September 2023.
•
YORVIPATH – Our second marketed product is YORVIPATH® (palopegteriparatide), developed as TransCon PTH. In the EU, Norway, Iceland, Liechtenstein, and Great Britain (covering England, Wales, and Scotland), YORVIPATH has been granted marketing authorization as a once-daily subcutaneous injection for the treatment of adults with chronic hypoparathyroidism. In the EU, YORVIPATH has been commercially available for prescription in Germany and Austria since January 2024 and has also been available to patients in other countries under named patient programs. In August 2024, YORVIPATH received regulatory approval in the U.S. for the treatment of hypoparathyroidism in adults. YORVIPATH has been commercially available for prescription in the United States since December 2024. As of February 7, 2025, 908 new prescriptions by 539 unique prescribing healthcare providers in the U.S.
•
Endocrinology Rare Disease Pipeline – Two product candidates in our Endocrinology Rare Disease portfolio are currently in development spanning multiple indications and geographies. These product candidates are TransCon hGH (lonapegsomatropin) for adult GHD and children with Turner syndrome and TransCon CNP (navepegritide) for infants, children, and adolescents with achondroplasia. We are also investigating TransCon CNP in combination with TransCon hGH in children with achondroplasia. In addition, we plan to investigate TransCon hGH in other established daily growth hormone indications. Through our strategic collaboration, Teijin Limited is developing and, if approved, plans to commercialize TransCon hGH, TransCon PTH, and TransCon CNP for endocrinology rare disease in Japan. In addition, through our strategic investment, VISEN Pharmaceuticals (“VISEN”) is developing and, if approved, plans to commercialize TransCon hGH, TransCon PTH, and TransCon CNP for endocrinology rare diseases in Greater China.
•
Oncology Pipeline – In Oncology, we are leveraging our TransCon technologies with the goal of enhancing the anti-tumor effects of clinically-validated parent drugs and pathways and to provide sustained modulation of tumor microenvironments and activate cytotoxic immune cells. We initiated clinical development of two programs: TransCon TLR7/8 Agonist, an investigational, long-acting prodrug of resiquimod, a small molecule agonist of Toll-like receptors (“TLR”) 7 and 8, for intratumoral delivery, and TransCon IL-2 b/g (onvapegleukin alfa) for systemic delivery, which is designed for prolonged exposure to an IL-2 variant that selectively activates IL-2 b/g with minimal binding to IL-2Rα. During the fourth quarter of 2024, we closed enrollment in our BelieveIT-201 clinical trial and to dose expansion cohorts involving TransCon TLR7/8 Agonist in the transcendIT-101 and IL-Believe trials to prioritize our efforts on TransCon IL-2 b/g.

TransCon Product Candidates Pipeline

Other than the rights we have granted to Eyconis, Novo Nordisk, Teijin Limited, and VISEN as noted in this annual report, we hold worldwide rights to our TransCon technologies and, other than our royalty financing arrangements with Royalty Pharma as noted in this annual report, we owe no third-party royalty or milestone payment obligations with respect to our TransCon technologies, TransCon hGH, TransCon PTH or any of our other product candidates. The following chart lists our product candidates.

1.
Pivotal ApproaCH Trial (NCT05598320).
2.
sBLA submitted to U.S. FDA, PDUFA goal date July, 27th 2025.
3.
New InsiGHTS Trial (NCT05690386).
4.
reACHin Trial (NCT06079398).
5.
teACH Trial (NCT06732895).
6.
COACH Trial (NCT06433557).
7.
VISEN Pharmaceuticals’ Phase 3 trial.
8.
Japanese riGHt Trial.
9.
PaTHway China (NCT05387070).
10.
PaTHway Japan.
11.
ACcomplisH China (NCT05246033).
12.
BelieveIT-201 Trial (NCT05980598).
13.
IL-Believe Trial (NCT05081609).

We maintain an intellectual property portfolio comprising over 425 issued patents and over 525 patent applications as of December 31, 2024, which includes patents and patent applications applicable to our products and product candidates with claims directed to composition of matter, process, formulation and/or methods-of-use for our products and product candidates, including a product-specific device and core TransCon technologies. While our TransCon prodrugs may incorporate already approved parent drugs, TransCon hGH, TransCon PTH, and each of our other product candidates are new molecular entities and therefore eligible to be granted new intellectual property rights, including new composition of matter patents.

Global Commercialization Strategy

We are establishing a global presence to commercialize TransCon products and product candidates, where approved, to address patients’ unmet medical needs.

In the U.S., we have established an integrated organization to commercialize our approved Endocrinology Rare Disease products, SKYTROFA and YORVIPATH. Our U.S. organization includes sales, market access, patient support, and medical affairs teams. The sales team engages with healthcare providers and present products, usage and safety guidelines in accordance with the label. Our market access team engages with health authorities, insurance companies, and payers to help patients in need of our products gain access to them. Our patient support team facilitates reimbursement support, out of pocket assistance, provides educational resources and product training. Our medical affairs team provides scientific exchange to the physician and medical community. We have also established a network of specialty pharmacies to support product distribution.

In Europe, we are expanding our presence by building integrated organizations in select countries, which we call Europe Direct, beginning with Germany, where we have launched our Endocrinology Rare Disease products, SKYTROFA and YORVIPATH. We are establishing commercial infrastructure in other Europe Direct country clusters, including DACH (Germany, Austria, Switzerland), France & BeNeLux (Belgium, the Netherlands, and Luxembourg), Iberia (Portugal and Spain), Italy, Nordics (Denmark, Norway, Sweden, Iceland, Finland), and the United Kingdom & Ireland.

Beyond the U.S. and Europe Direct, we are expanding global reach for our Endocrinology Rare Disease programs through exclusive distribution agreements with geographic market leaders, which we call International Markets. As of December 31, 2024, we have established eight such regional agreements:

•
Acino Pharma Proprietary Limited (South Africa)
•
Adium Pharma S.A. (Argentina, Brazil, Colombia and Mexico)
•
Er-Kim İlac Sanayi ve Ticaret A.S (Central & Eastern Europe, Turkey, and certain countries in Eurasia)
•
Neopharm (Israel) 1996 Ltd (Israel, Armenia, Azerbaijan, Georgia, Kazakhstan, Kyrgyzstan, Tajikistan, Turkmenistan and Uzbekistan)
•
Pendopharm, a division of Pharmascience Inc. (Canada)
•
Specialised Therapeutics Asia Pte Ltd. (Australia, New Zealand, Singapore, Malaysia, Brunei, Thailand, and Vietnam)
•
SRS Pharmaceuticals Pvt. Ltd. (India and Philippines)
•
Vector Pharma FZCO (Saudi Arabia, United Arab Emirates, Kuwait, Oman, Qatar, and Bahrain)

Finally, we are making our products commercially available in select markets through exclusive license agreements with partners with local development and commercialization expertise and infrastructure. In China, VISEN has exclusive license rights to develop and commercialize TransCon hGH, TransCon PTH, and TransCon CNP. In Japan, Teijin Limited has exclusive license rights to develop and commercialize TransCon hGH, TransCon PTH, and TransCon CNP.

TransCon Technologies

Overview

Our TransCon technologies are designed to combine the benefits of conventional prodrug and sustained release technologies to solve the fundamental limitations seen in other approaches to extending duration of a drug’s action in the body, with the goal of developing highly differentiated product candidates based on efficacy, safety, tolerability, and convenience. In addition to retaining the original mode of action of the parent drug and potentially supporting dosing frequency from daily up to six months or more, we believe that predictable release over time can improve treatment safety and efficacy, increase the likelihood of clinical development success, and provide intellectual property benefits.

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

TransCon Technology Components

TransCon Carriers

Our TransCon technologies incorporate three carrier platforms that can be used to provide sustained localized or systemic drug exposure. These biocompatible carrier platforms include our TransCon systemic carriers and TransCon localized carriers (self-eliminating hydrogels). Our carriers inactivate and protect the drug through a shielding effect, which may prevent rapid excretion and degradation of the parent drug and enable benefits that include improved injection site tolerability, reduced systemic adverse effects, and low immunogenicity.

•
Systemic – Our TransCon systemic carriers are used to provide systemic drug exposure and are based on soluble compounds such as methoxypolyethylene glycol (“mPEG”) or other natural or synthetic polymers, as well as our albumin avidity approach, where 2 or more albumin binding moieties are incorporated into the drug molecule to facilitate sustained exposure. Prodrugs created using our systemic carriers are readily absorbed into the bloodstream after administration, thus minimizing exposure of the subcutaneous tissue to active drug, which we believe may improve injection site tolerability. TransCon hGH, TransCon PTH, and TransCon CNP utilize mPEG as a carrier molecule. mPEG is widely used to improve the pharmacokinetic or pharmacodynamic properties of marketed therapeutics. Below is an illustration of our systemic carrier:

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

TransCon Linkers

Our reversible TransCon linkers are designed to enable the transient conjugation of a broad range of therapeutics, including proteins, peptides, and small molecules, to our TransCon carriers. We have a large library of TransCon linkers that may be applicable to various types of parent drugs, and that can be tailored to potentially achieve half-life extension enabling daily, weekly, monthly, and half-yearly dosing and to customize the potential pharmacokinetic profile for each individual product candidate with the goal of optimizing the potential therapeutic effect. TransCon linkers are self-cleaving through a process called intra-molecular assisted cleavage, which causes the linker to release the unmodified parent drug. We can tailor the release properties of the linker to a given therapeutic indication and parent drug by modifying the linker structures. We believe the self-cleaving process of our linker avoids many of the shortcomings of conventional prodrug technologies, which often depend on metabolic processes, such as enzymatic degradation, to convert the prodrug into the active drug. The rate of metabolic conversion of prodrugs in these types of processes may differ between patients, and even within different tissues in the same patient. As a result, conventional prodrugs do not always offer predictable release of the parent drug. Our TransCon linkers are designed to predictably release an unmodified active parent drug at predetermined rates governed by physiological pH and temperature conditions, which are tightly regulated in the body. Consequently, we believe we can design our prodrugs to release the unmodified parent drug at predictable rates.

Parent Drugs

Our TransCon technologies are applicable across a broad range of therapeutic classes and are currently used to create long-acting product candidates with best-in-class potential based on proteins, peptides, and small molecules. By primarily focusing on biological targets that have been clinically validated, we can leverage available knowledge regarding a target’s activity. Based on this selective approach, we know what drug levels must be maintained in the body for optimal efficacy and safety, and we can design the release half-life and dosing frequency of our TransCon prodrugs to maintain these levels to achieve the desired pharmacological effect. We move a product candidate into development after it demonstrates the desired profile in non-clinical models. Furthermore, based on the established translational relationships between preclinical animal models and clinical efficacy, we believe experimental results generated in animal models are highly predictive of clinical results and reduce the development risk for our TransCon prodrugs. This strategy is designed to reduce risk and increase productivity.

This approach has enabled us to develop two approved products and generate a pipeline of product candidates designed to address significant unmet medical needs and to become potential sources of significant revenue for our company. Because our TransCon technologies leverage clinically validated parent drugs or pathways, we believe we may benefit from a higher development and regulatory success rate compared to development of drug compounds without established biology.

TransCon Products – Endocrinology Rare Disease

TransCon Growth Hormone (hGH)

Market Opportunity for Recombinant Human Growth Hormone

Growth hormone deficiency is a serious orphan disease that affects both children and adults. Children with GHD are characterized by short stature, metabolic and cardiovascular abnormalities, cognitive deficiencies, and poor quality of life. GHD in adults is associated with increased adiposity, or fat mass, as well as psychiatric-cognitive, cardiovascular, muscular, metabolic and skeletal abnormalities. In childhood and adolescence, growth hormone plays an essential role in normal longitudinal growth, muscle and bone strength, and distribution of body fat. In adults, growth hormone contributes to body composition, cardiovascular function, and bone health. The current standard of care for GHD has been daily subcutaneous injections of somatropin, a recombinant human growth hormone (“hGH”). These daily hGH therapies have been shown to be safe and well-tolerated.

In both therapy-compliant children and adults with GHD, daily subcutaneous injections of hGH have resulted in improved body composition parameters, bone density, cardiovascular outcomes, and quality of life. Growth hormone-deficient children who are fully adherent to their daily hGH treatment regimen may achieve a height in adulthood that is comparable to that of their family members and national norms.

Despite the demonstrated benefits of daily hGH therapy, many GHD patients are not adequately treated, and adherence continues to be a challenge, as reported in a 2021 paper published by Kaplowitz et al. (Kaplowitz P, Manjelievskaia J, Lopez-Gonzalez L, et al. Economic burden of growth hormone deficiency in a US pediatric population. J Manag Care Spec Pharm. 2021; 27(8):1118-1128). The observational retrospective cohort analysis utilized administrative claims data from two databases on over 20,000 pediatric patients diagnosed with GHD. Approximately 68% of commercial patients and approximately 63% of Medicaid patients received daily growth hormone treatment, whereas approximately 32% of commercial patients and approximately 37% of Medicaid patients were untreated. In addition, mean adherence as measured by proportions of days covered, which is defined as the number of days covered by any daily growth hormone prescription during the follow-up period, was approximately 60% in the commercial cohort and approximately 50% in the Medicaid cohort. Only 32% of commercial and 18% of Medicaid patients reported adherence rates greater than 80%.

For adult patients with GHD, underdiagnosis and undertreatment are also a concern. Untreated adult GHD (“AGHD”) patients can experience reduced quality of life and increased risk of morbidity and mortality. A retrospective cohort study presented at ENDO 2023 analyzed an electronic health records database and selected adult patients with suspected AGHD. Of the 51,588 patients with suspected AGHD, fewer than 4% were treated with growth hormone.

Since the introduction of hGH in 1981, a number of the world’s largest pharmaceutical companies have developed and marketed daily-administered hGH products. All currently marketed daily hGH products in the United States – Norditropin® (Novo Nordisk A/S), Humatrope® (Eli Lilly and Company), Genotropin® (Pfizer Inc.), Zomacton® (Ferring Pharmaceuticals, Inc.) and Omnitrope® (Sandoz GmbH) – contain unmodified somatropin and are administered by subcutaneous injections. The global market for daily hGH products is largely composed of products from Novo Nordisk, Pfizer, Eli Lilly, Sandoz, and Merck KGaA, which together account for most of the global market share. However, according to the FDA drug shortage website, Humatrope has been discontinued due to a business decision which might impact the hGH global market share in the future.

Primary indications for hGH in children are GHD, idiopathic short stature, chronic kidney disease, Prader-Willi syndrome, small for gestational age, and Turner syndrome. In adults, primary indications for hGH include GHD and AIDS-induced weight loss. We estimate pediatric indications comprise up to 90% of the total hGH market, of which approximately half is for pediatric GHD.

Competitive Landscape for Long-Acting Growth Hormone Therapies

Since the 1990s, the pharmaceutical industry has employed various approaches to develop long-acting growth hormone products to reduce the burden of daily injections on patients and increase patient compliance with the dosing regimen. These approaches generally fall into two categories: unmodified somatropin and permanent modification of growth hormone:

•
Unmodified somatropin: Two long-acting growth hormone products using encapsulation technologies previously received regulatory approval in the U.S. and Europe, but were subsequently discontinued due to commercial challenges. These include Nutropin Depot®, formerly marketed by Genentech, and Somatropin Biopartners, developed by LG Life Sciences and Biopartners GmbH. Nutropin Depot was approved by the FDA in 1999 and later withdrawn; Somatropin Biopartners (LB03002) was approved by the European Medicines Agency (“EMA”) in 2013, and later withdrawn. We believe that the lack of market acceptance was a result of the various safety and tolerability issues that tend to arise with encapsulation technologies.
•
Permanent modification of growth hormone: Modification technologies prolong activity in the body by creating analogs of growth hormone through permanent modification of the growth hormone molecule. This modification may alter the molecular size and interaction with the growth hormone receptor and/or change the natural association affinity to endogenous proteins, as well as the distribution in the body. These changes may alter and reduce the efficacy of these drugs compared to unmodified daily somatropin and may also negatively impact the drug’s safety.

Novo Nordisk received regulatory approval in various countries and regions including the U.S., Japan, and EU for once-weekly somapacitan (SOGROYA®) in adult and pediatric patients with GHD.

Pfizer (in collaboration with OPKO Health Inc.) received regulatory approval of once-weekly somatrogon (NGENLA™) in various countries and regions including the U.S., Japan, and EU for pediatric GHD.

A permanently PEGylated long-acting growth hormone developed by GeneScience Pharmaceuticals Co., Ltd. (Jintrolong®) is available in China for pediatric GHD, Turner syndrome and idiopathic short stature and the Somatropin Biopartners product (LB03002) is available in Korea. Other experimental growth hormone therapies based on permanent modification are in different stages of clinical development by various companies, including Genexine Inc., I-MAB, Amoytop, UnionGene, Anhui Anke Biotechnology, Alteogen, and JCR Pharmaceuticals Co., Ltd.

Our Solution: TransCon hGH

TransCon hGH is a prodrug composed of somatropin that is transiently bound to a carrier by a proprietary linker. TransCon hGH is administered once weekly and is designed to maintain the same mode of action as daily therapies by providing sustained release of active, unmodified somatropin, the same recombinant growth hormone molecule used in the daily hGH therapies that have historically been the standard of care.

TransCon Growth Hormone (hGH) for Pediatric GHD

TransCon hGH, marketed under the brand name SKYTROFA® (lonapegsomatropin-tcgd), received regulatory approval in the U.S. for the treatment of pediatric patients one year and older who weigh at least 11.5 kg and have growth failure due to inadequate secretion of endogenous growth hormone, also known as GHD. SKYTROFA has been commercially available for prescription in the United States since October 2021. In the EU, Norway, Iceland, Liechtenstein, and Great Britain (covering England, Wales, Scotland), we received marketing authorization for TransCon hGH – known by its brand name SKYTROFA (lonapegsomatropin) – as a once-weekly subcutaneous injection for the treatment of children and adolescents aged 3 to 18 years with growth failure due to insufficient secretion of endogenous growth hormone. SKYTROFA has been commercially available for prescription in Germany since September 2023.

In September 2023, we announced top-line results from the completed enliGHten Trial, an open-label extension trial evaluating the long-term safety and efficacy of TransCon hGH as a once-weekly treatment for children and adolescents with GHD. The enliGHten Trial enrolled 298 participants (mean age 10.3 years) from the Phase 3 heiGHt Trial of treatment-naïve pediatric GHD patients and the Phase 3 fliGHt Trial of pediatric GHD patients switching from daily somatropin treatment. Patients in these trials received a total of up to 6 years of treatment with TransCon hGH. At the time of the enliGHten Trial closure, 81 participants were designated as treatment completers, based on their physician’s determination that treatment for pediatric GHD was no longer required. Of these treatment completers, 59% met or exceeded their average parental height standard deviation score (“SDS”), with mean TransCon hGH treatment duration of 3.2 years.

Clinical Trial of TransCon hGH in Japanese Pediatric GHD

In the Phase 3 riGHt Trial, we are evaluating TransCon hGH (N=15) compared to somatropin (N=16) as a treatment in Japanese children with GHD. The trial achieved its primary objective with Week 52 top-line results consistent with our pivotal heiGHt Trial and VISEN’s Phase 3 trial. In the riGHt Trial, TransCon hGH was generally well tolerated with a safety profile that was similar to that of somatropin’s. Trial subjects continue in the extension period.

Proprietary Auto-Injector

SKYTROFA includes the SKYTROFA® Auto-Injector and cartridges. The auto-injector provides for room temperature storage, includes an empty-all design, and is expected to last for at least four years. The device enables a single, low-volume injection of less than 0.6 mL for the majority of patients with a thin, 31-gauge needle that is only 4 millimeters in length, which is comparable to needles used to administer daily hGH. We are also working on strategies that will enable the auto-injector to integrate with the digital healthcare system, including Bluetooth connectivity features to allow for easy tracking of dosing adherence over time.

Figure: Our state-of-the-art auto-injector is designed to improve treatment compliance.

TransCon Product Candidates – Endocrinology Rare Diseases

TransCon Growth Hormone (hGH) for Other Indications

Clinical Development in Adult GHD

In September 2024, we announced the submission of a supplemental Biologics License Application (“sBLA”) to the FDA for TransCon hGH to expand its currently approved label to include eligible adults for the treatment of GHD. The submission was based on results from foresiGHt, a Phase 3 randomized, parallel-arm, placebo-controlled (double-blind), and active-controlled (open-label) trial that compared the efficacy and safety of weekly TransCon hGH with weekly placebo and daily hGH in adults with GHD. In December, we announced the FDA accepted the sBLA for review and set a Prescription Drug User Fee Act (“PDUFA”) goal date of July 27, 2025.

In December 2023, we announced positive top-line results from foresiGHt. The trial aims to evaluate the metabolic benefits of TransCon hGH in adults, with the primary objective to evaluate change in trunk fat percentage.

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
Change from baseline in trunk fat mass (TransCon hGH -0.48 kg vs placebo +0.22 kg, LS mean difference = -0.70 kg, p = 0.0053)
•
Exploratory post-hoc analysis at Week 38 demonstrated comparable treatment effect of TransCon hGH and daily hGH on target tissues. For patients with average insulin-like Growth Factor 1 (“IGF-1”) SDS levels ≤ 1.75 at Week 38:
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

Clinical Development in Turner Syndrome

In December 2024, we announced positive top-line results from the Phase 2 New InsiGHTS Trial. New InsiGHTS randomized and dosed 49 children with Turner syndrome aged 1 to 10 years old into one of four treatment groups 1:1:1:1 – one of three starting doses of TransCon hGH (0.24, 0.30, or 0.36 mg/kg/week) or an active comparator of daily somatropin with a starting dose of 0.35 mg/kg/week. Doses were individualized based on IGF-1. On the primary endpoint of annualized height velocity and secondary endpoint of change from baseline in height SDS, children treated with TransCon hGH demonstrated improved growth similar to daily somatropin at Week 26, independent of starting dose. TransCon hGH was generally safe and well tolerated, with no discontinuations related to study drug and with comparable safety and tolerability to daily somatropin.

Other Development Plans

During the third quarter of 2025, we plan to submit an Investigational New Drug (“IND”) application or similar for a basket trial evaluating other indications (planned for small for gestational age without catch-up growth (“SGA”); idiopathic short stature (“ISS”); SHOX deficiency (including Turner syndrome)). In addition, we are investigating other potential indications for TransCon hGH where we believe a long-acting hGH therapy may offer benefits to patients with rare growth disorders, including in combination with our TransCon CNP product candidate in our Phase 2 COACH Trial for children with achondroplasia.

TransCon PTH

Market Opportunity in Hypoparathyroidism

Hypoparathyroidism is a rare endocrine disease caused by insufficient levels of parathyroid hormone (“PTH”). As reported in a 2016 paper, most patients with hypoparathyroidism (70-80% of cases) develop the disease following damage to or accidental removal of the parathyroid glands during thyroid surgery. Other etiologies include autoimmune disorders, genetic disorders such as autosomal dominant hypocalcemia type 1, and idiopathic causes. Conventional therapy with oral calcium and active vitamin D (also called calcitriol) does not effectively address the short-term symptoms, long-term complications, or quality-of-life impacts of hypoparathyroidism.

Individuals with hypoparathyroidism may experience a range of severe and potentially life-threatening short-term and long-term complications. Short-term symptoms of hypoparathyroidism include weakness; severe muscle cramps (tetany); abnormal sensations such as tingling, burning, and numbness (paresthesia); memory loss; impaired judgment; and headache. A survey published in 2014 of 374 individuals with hypoparathyroidism showed that 72% experienced more than ten symptoms in the preceding twelve months, with symptoms experienced for a mean of 13 ± 9 hours a day. Prolonged use of conventional therapy may increase the risk of major complications, such as calcium deposits in the brain, blood vessels, eyes, and soft tissues. According to a systematic review by Gosmanova et al. published in 2021, chronic hypoparathyroidism treated with conventional therapy is associated with higher rates of renal complications compared to the general population, including nephrolithiasis (up to 36%), nephrocalcinosis (up to 38%), and chronic kidney disease (up to 41%). Studies have found that the burden of hypoparathyroidism negatively impacts health-related quality of life (“QoL”), physical functioning, and psychological well-being. Compared with an age-matched general population sample, individuals with hypoparathyroidism have reported markedly lower health-related QoL, irrespective of serum calcium level, as measured by the physical (P<0.001) and mental (P<0.001) component scores of the 36-Item Short Form Health Survey (SF-36) as well as the EuroQol-5 Dimensions Visual Analogue Scale. As reported in a 2021 paper, in interviews conducted on 42 individuals with hypoparathyroidism, 98% reported reduced functioning and well-being, including anxiety (81%), feeling sad or depressed (62%), and feeling irritable or short-tempered (43%) despite management with conventional therapy.

Hypoparathyroidism also imposes a substantial burden on the healthcare system despite the use of conventional therapy. For example, individuals with hypoparathyroidism may require hospitalizations or emergency department visits due to acute severe hypocalcemia (calcium crashes) and those with post-surgical hypoparathyroidism have an increased risk of hospitalization due to infection than age- and sex-matched controls from the general population. Individuals with hypoparathyroidism also have an increased risk of hospitalization due to renal complications, such as chronic kidney disease and renal failure, compared to age- and sex-matched controls. A retrospective review published in 2019 of clinical burden and healthcare resource utilization showed that 90.7% of individuals had ≥1 hypoparathyroidism-related healthcare utilization event during a 12-month period, including 87.8% with ≥1 outpatient visit, 41% with ≥1 emergency department visit, and 19.5% with ≥1 hospitalization. The management of hypoparathyroidism is also associated with substantial economic burdens and consequences of hypoparathyroidism may negatively impact employment status and work productivity.

The 2022 Guidelines from the Second International Workshop addressing the prevention, diagnosis, and management of hypoparathyroidism was published in September 2022 in the Journal of Bone and Mineral Research and authored by leading clinicians from North America, Europe, and Asia. The authors suggest consideration of PTH replacement therapy in patients whose hypoparathyroidism is inadequately controlled with conventional therapy. Inadequate control is considered to be any one of the following: symptomatic hypocalcemia, hyperphosphatemia, renal insufficiency, hypercalciuria, or poor quality of life. In addition, the guideline indicates that individuals with poor compliance, malabsorption, or intolerant of large doses of calcium and active vitamin D may also benefit from PTH replacement therapy. Based on this current guideline, we believe PTH replacement therapy could be applicable to most patients with hypoparathyroidism.

In 2015, Takeda’s NATPARA® (parathyroid hormone) was approved in the U.S. for once-daily subcutaneous injection as an adjunct to vitamin D and calcium in patients with hypoparathyroidism. NATPARA was voluntarily recalled in September 2019 in the U.S. and is now only available to a limited number of patients through a Special Use Program offered by its manufacturer, Takeda. In October 2022, Takeda announced that it would discontinue manufacturing NATPARA/NATPAR globally by the end of 2024.

We are also aware of several academic groups and companies working on making longer-acting agonists of the PTH receptor. In addition, other companies and groups are developing therapies for hypoparathyroidism at the clinical stage, including Calcilytix (a BridgeBio company), Entera Bio, Extend Biosciences, Massachusetts General Hospital, AstraZeneca, MBX Biosciences, and Septerna.

Forteo® (teriparatide, PTH [1-34]), approved since 2002 for the treatment of osteoporosis, has sometimes been used for treatment of hypoparathyroidism using multiple daily injections, despite not being approved for this indication. Clinical research conducted by the U.S. National Institutes of Health in subjects receiving continuous exposure to PTH (1-34), administered by an infusion pump demonstrated simultaneous normalization of serum calcium and urinary calcium, as well as normalization of bone turnover.

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

Our Solution: TransCon PTH

TransCon PTH (palopegteriparatide) is a prodrug of PTH (1-34) that is administered once-daily to achieve and maintain a steady concentration of PTH in the bloodstream within the physiological range. TransCon PTH is designed to provide PTH in the physiological range for 24 hours per day, thereby more fully addressing aspects of the disease, including maintaining normal serum calcium and phosphate levels and normalizing urinary calcium.

By providing steady levels of PTH in the physiological range, we believe TransCon PTH may be a highly differentiated therapy for hypoparathyroidism.

TransCon PTH for the Treatment of Hypoparathyroidism

In August 2024, the FDA approved YORVIPATH® (palopegteriparatide; developed as TransCon PTH) for the treatment of hypoparathyroidism in adults. In September 2024, the FDA granted Orphan Drug exclusivity to YORVIPATH, providing seven years of market exclusivity for YORVIPATH in the United States for the treatment of hypoparathyroidism in adults. YORVIPATH has been commercially available for prescription since late December 2024 in the United States.

In November 2023, TransCon PTH received regulatory approval in the EU and European Economic Area and is marketed as YORVIPATH® (palopegteriparatide), a parathyroid hormone replacement therapy indicated for the treatment of adults with chronic hypoparathyroidism. In addition, YORVIPATH was granted Orphan status in the EU in November 2023. In January 2024, we announced commercial availability of YORVIPATH in Germany and Austria, and we began shipping to customers in February 2024.

In April 2024, TransCon PTH received regulatory approval in Great Britain as a PTH replacement therapy indicated for the treatment of adults with chronic hypoparathyroidism. In addition, in April 2024, we announced that the United Kingdom’s Medicines & Healthcare products Regulatory Agency granted YORVIPATH Orphan Drug status.

In December 2022, the FDA allowed us to initiate a U.S. expanded access program (“EAP”) for TransCon PTH for eligible adult patients with hypoparathyroidism with prior PTH treatment experience. The EAP closed to new patients on November 29, 2024, in preparation for the U.S. commercial availability of YORVIPATH. Beginning in December 2024, we started enrolling EAP patients into the Ascendis Signature Access Program Ascendis’ patient support program. Patients enrolled in the EAP are now working with their healthcare providers (“HCPs”) to transition to the commercially available YORVIPATH.

In July 2021, the Ministry of Health, Labour and Welfare in Japan granted Orphan Drug Designation (“ODD”) to TransCon PTH for the treatment of hypoparathyroidism.

In October 2020, we were granted Orphan Designation (“OD”) by the European Commission (“EC”) for TransCon PTH for the treatment of hypoparathyroidism.

Clinical Development of TransCon PTH for Treatment of Hypoparathyroidism in Adults

TransCon PTH is being evaluated for the treatment of hypoparathyroidism in adults in the Phase 3 PaTHway Trial, Phase 3 PaTHway Japan Trial, and the Phase 2 PaTH Forward Trial. Last patient, last visit (“LPLV”) in the Phase 3 PaTHway Trial occurred in January 2024. LPLV in the Phase 2 PaTH Forward Trial is expected in March of 2025.

In September 2024, we announced results from the ongoing Phase 2 PaTH Forward Trial of adults with hypoparathyroidism showing that long-term treatment with TransCon PTH (palopegteriparatide; marketed as YORVIPATH) through Week 162 drove bone remodeling into the normal range. Deficiency of parathyroid hormone is associated with low rates of bone remodeling, accumulation of overly mature bone, and higher-than-average bone mineral density that may correspond with poorer overall bone quality compared to that seen in the general population. In contrast, these results suggest that long-term palopegteriparatide treatment promotes attainment of skeletal health parameters in line with those expected with states of parathyroid sufficiency. As of December 31, 2024, 10 patients successfully completed the trial, while 46 out of the 59 patients originally enrolled in the trial continued in the open label (“OLE”) portion and had exceeded four and a half years of follow-up. Three patients withdrew from the trial for reasons unrelated to safety or efficacy of the study drug.

In May 2024, we announced two-year (Week 104) results from a post-hoc analysis of the Phase 3 PaTHway Trial demonstrating sustained improvements (nominal p-value <0.05) in renal function in adults with chronic hypoparathyroidism treated with TransCon PTH. The post-hoc analysis examined the impact of treatment with TransCon PTH on renal function using estimated glomerular filtration rate (“eGFR”) through Week 104 (n=76) of PaTHway, a Phase 3, double-blind, placebo-controlled trial of 82 dosed adults with chronic hypoparathyroidism randomized 3:1 (TransCon PTH:placebo; both arms initially co-administered with conventional therapy of active vitamin D and calcium), with a 26-week blinded period followed by an ongoing 156-week open-label extension period. Across both treatment arms, TransCon PTH treatment resulted in a mean eGFR increase of 8.9 mL/min/1.73m2(p<0.0001) from baseline at Week 52, sustained at Week 104 with a mean change from baseline of 9.0 mL/min/1.73m2 (p<0.0001). Treatment was generally well-tolerated, with no new safety signals.

eGFR* Change from Baseline by Study Arm
	Baseline	Week 26		Week 52		Week 104
Study Arm	eGFR (mL/min/1.73m2)	N	Mean (p value)	N	Mean (p value)	N	Mean (p value)
TransCon PTH / TransCon PTH	eGFR < 60	19	+11.4 (p=0.0002)	19	+11.5 (p=0.0003)	18	+13.4 (p<0.0001)
	eGFR ≥ 60	41	+6.3 (p=0.0002)	40	+8.6 (p<0.0001)	40	+6.9 (p<0.0001)
	All	60	+7.9 (p<0.0001)	59	+9.3 (p<0.0001)	58	+8.9 (p<0.0001)
Placebo (first 26 weeks) / TransCon PTH**	eGFR < 60	4	+0.1 (p=0.9877)	4	+11.7 (p=0.0018)	4	+15.6 (p=0.0067)
	eGFR ≥ 60	15	-2.4 (p=0.3280)	15	+6.5 (p=0.0199)	14	+7.6 (p=0.0121)
	All	19	-1.9 (p=0.3468)	19	+7.6 (p=0.0014)	18	+9.4 (p=0.0006)

*eGFR (an assessment of kidney filtering capacity) was calculated by the trial’s central lab using the Modification of Diet in Renal Disease Study Group (MDRD) equation (Levey, Ann Intern Med 2006). An eGFR level <60 mL/min/1.73m2 is considered the threshold for impaired kidney function.

**Patients in the placebo arm switched to TransCon PTH following the Week 26 visit.

TransCon PTH treatment was associated with clinically meaningful increases (≥ 5 mL/min/1.73 m2) in eGFR within 26 weeks that were sustained through Week 104 of PaTHway:

Proportion of Participants (%) with ≥ 5 and ≥ 10 mL/min/1.73 m2 Increases in eGFR from Baseline through Week 104*
eGFR Change from Baseline	All Participants
	TransCon PTH / TransCon PTH (n=61)			Placebo (first 26 weeks) / TransCon PTH** (n=21)
	Week 26	Week 52	Week 104	Week 26	Week 52	Week 104
	PTH	PTH	PTH	Placebo	Switch to PTH	Switch to PTH
≥ 5 mL/min/1.73 m2	57%	64%	61%	24%	52%	62%
≥ 10 mL/min/1.73 m2	43%	43%	46%	10%	29%	38%

eGFR Change from Baseline	Participants with Baseline eGFR < 60 mL/min/1.73 m2
	TransCon PTH / TransCon PTH (n=19)			Placebo (first 26 weeks) / TransCon PTH** (n=4)
	Week 26	Week 52	Week 104	Week 26	Week 52	Week 104
	PTH	PTH	PTH	Placebo	Switch to PTH	Switch to PTH
≥ 5 mL/min/1.73 m2	74%	68%	74%	25%	100%	100%
≥ 10 mL/min/1.73 m2	47%	42%	53%	0%	75%	75%

*Percentages were calculated based on all participants. Patients who did not have an eGFR assessment at the visit were still included in the denominator.

**Patients in the placebo arm switched to TransCon PTH following the Week 26 visit.

As of December 31, 2024, 58 patients successfully completed the 182 week follow-up in the PaTHway Trial while 15 of the 82 originally enrolled in the trial continue in the OLE portion of the trial. Nine patients withdrew from the trial for reasons unrelated to safety or efficacy of the study drug.

On January 8, 2023, we announced top-line data from PaTHway Japan, a single-arm Phase 3 trial to evaluate the safety, tolerability, and efficacy of TransCon PTH in adults with hypoparathyroidism. The study achieved its primary objective, with top-line results consistent with our trials in North America and the EU. Twelve out of thirteen patients met the primary multi-component endpoint, which was defined as serum calcium levels in the normal range (8.3–10.6 mg/dL) and independence from conventional therapy (no active vitamin D and ≤600 mg/day of calcium). In this trial, TransCon PTH was generally well-tolerated, with no discontinuations related to study drug. As of December 31, 2024, 12 patients continue in the ongoing 3-year extension portion of the PaTHway Japan Trial.

In March 2022, we announced that top-line data from the randomized, double-blind, placebo-controlled portion of the Phase 3 PaTHway Trial of TransCon PTH in adults with hypoparathyroidism demonstrated statistically significant higher proportion of participants treated with TransCon PTH achieved the primary multi-component endpoint compared to placebo. The primary endpoint, defined as serum calcium levels in the normal range (8.3–10.6 mg/dL) and independence from conventional therapy (no active vitamin D and ≤600 mg/day of calcium) with no increase in prescribed study drug within the 4 weeks prior to the Week 26 visit, was achieved by 78.7% of TransCon PTH-treated patients (48 of 61), compared to 4.8% for patients (1 of 21) in control group (p-value <0.0001). In addition, all key pre-specified secondary endpoints were met with statistical significance. TransCon PTH was generally well tolerated, with no discontinuations related to study drug. Three patients discontinued during the treatment period, two from the placebo arm and one from the TransCon PTH arm. TransCon PTH-treated patients showed a mean decrease in 24-hour urine calcium excretion into the normal range.

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

In November 2021, BioMarin Pharmaceutical Inc.’s daily VOXZOGO® (vosoritide) was approved by the FDA to increase linear growth in pediatric patients with achondroplasia with open epiphyses. Additionally, BioMarin is developing a long-acting CNP to build on VOXZOGO. Other companies that are developing therapies for achondroplasia include QED Therapeutics (a BridgeBio company), Sanofi, Ribomic, Tyra Biosciences, GeneScience and ProLynx.

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

Our Solution: TransCon CNP

TransCon CNP (navepegritide) is an investigational prodrug of CNP administered once weekly and designed to provide sustained release of active CNP supporting continuous exposure for the treatment of achondroplasia. TransCon CNP is designed to provide effective shielding of CNP from neutral endopeptidase degradation in subcutaneous tissue and the blood compartment, minimize binding of CNP to the NPR-C receptor to decrease clearance, reduce binding of CNP to the NPR-B receptor in the cardiovascular system to avoid hypotension, and release unmodified CNP, which is small enough in size to allow effective penetration into growth plates. Shorter-acting CNP and CNP analogs in development have resulted in high maximum serum concentration (“Cmax”) levels that may cause adverse hypotensive events. We believe the therapeutically sustained release of TransCon CNP offers advantages that may mitigate this issue, leading to continuous CNP exposure with a lower Cmax to correlate with better therapeutic outcomes.
In February 2019, we were granted ODD by the FDA for TransCon CNP for the treatment of achondroplasia. In July 2020, we received OD from the EC for TransCon CNP for the treatment of achondroplasia.

Clinical Development of TransCon CNP for Achondroplasia

Our ongoing pivotal ApproaCH Trial, our long-term extension trial AttaCH, and COACH, are evaluating the safety and efficacy of TransCon CNP in children with achondroplasia. The reACHin Trial is evaluating the safety, tolerability, and efficacy of TransCon CNP in infants with achondroplasia (aged 0 to < 2 years at the time of randomization). The TeACH Trial is evaluating the safety, tolerability, and efficacy of TransCon CNP in adolescents with achondroplasia (aged 12 to 18).

In January 2025, we announced data demonstrating improvements in leg bowing, a common complication in achondroplasia, observed with TransCon CNP compared to worsening observed with placebo in the pivotal ApproaCH Trial.

In September 2024, we announced top-line data from ApproaCH, a pivotal, multicenter, randomized, double-blind, placebo-controlled trial of once-weekly TransCon CNP versus placebo in 84 children (aged 2 to 11 years) with achondroplasia. Participants were randomized 2:1 to receive TransCon CNP 100 µg/kg/week or placebo for 52 weeks in the double-blind period, after which all participants could choose to receive TransCon CNP at the 100 µg/kg/week dose in an ongoing open-label extension. In the trial, children treated with once-weekly TransCon CNP demonstrated annualized growth velocity (“AGV”) superior to those treated with placebo. TransCon CNP also demonstrated statistically significant improvements in other growth parameters, including height Z-score and change from baseline AGV.

Highlights of the ApproaCH Trial Top-line Data

Primary Endpoint

•
For the primary endpoint of AGV at Week 52, children treated with TransCon CNP (n=57) demonstrated an LS mean AGV of 5.89 cm/year compared to 4.41 cm/year in the placebo arm (n=27), an LS mean difference of 1.49 cm/year (p<0.0001).
•
Sub-group analyses:
o
Children aged 2 to <5 years treated with TransCon CNP (n=21) demonstrated an LS mean AGV at Week 52 of 6.07 cm/year compared to 5.06 cm/year in the placebo arm (n=10), an LS mean difference of 1.02 cm/year (p=0.0084).
o
Children aged 5-11 years treated with TransCon CNP (n=36) demonstrated an LS mean AGV at Week 52 of 5.79 cm/year compared to 4.02 cm/year in the placebo arm (n=17), an LS mean difference of 1.78 cm/year (p<0.0001).

AGV Change from Baseline

•
Children aged 2 to <5 years, treated with TransCon CNP (n=19) demonstrated a change from baseline AGV at Week 52 of 1.57 cm/year compared to 0.43 cm/year in the placebo arm (n=10), an LS mean difference of 1.15 cm/year (p=0.0047).
•
Children aged 5-11 years, treated with TransCon CNP (n=35) demonstrated a change from baseline AGV at Week 52 of 2.29 cm/year compared to 0.52 cm/year in the placebo arm (n=17), an LS mean difference of 1.78 cm/year (p<0.0001).

Secondary Endpoints

•
For the secondary endpoint of change in ACH Height Z-score, children treated with TransCon CNP (n=57) demonstrated an LS mean change from baseline ACH Height Z-score of 0.30 compared to 0.01 in the placebo arm (n=27), an LS mean difference of 0.28 (p<0.0001).
•
For the secondary endpoint of change in CDC Height Z-score, children treated with TransCon CNP (n=55) demonstrated an LS mean change from baseline CDC Height Z-score of 0.15 compared to -0.15 in the placebo arm (n=27), an LS mean difference of 0.30 (p=0.0003).

Safety Results Summary

•
TransCon CNP was generally well-tolerated and demonstrated safety profile comparable to those observed in the placebo arm, with generally mild treatment emergent adverse events (“TEAEs”), no evidence of hypotensive effect, and a low frequency of injection site reactions (0.41 events per patient year), all mild.
•
No adverse events (“AEs”) led to discontinuation of TransCon CNP or withdrawal from the trial and no serious adverse events (“SAEs”) were assessed as related to TransCon CNP.

Following our pre-NDA meeting with FDA, we plan to submit a New Drug Application (“NDA”) for the treatment of children with achondroplasia during the first quarter of 2025 and submit a Marketing Authorisation Application (“MAA”) for the treatment of children with achondroplasia to the EMA during the third quarter of 2025.

In December 2023, we announced new analyses demonstrating benefits beyond linear growth from the blinded and ongoing OLE periods of ACcomplisH, a Phase 2 randomized, double-blind, placebo-controlled, dose-escalation trial of TransCon CNP in children aged 2 to 10 years with achondroplasia. In the trial, all 57 patients have now completed one year of treatment with TransCon CNP at 100 µg/kg/week, the dose agreed with regulatory agencies for the active arm in our pivotal ApproaCH Trial.

We analyzed available data for patients who only received TransCon CNP at the 100 µg/kg/week dose in either the blinded or OLE period and were treated for one year (n=19), compared to those administered placebo for one year (n=15). Results showed that these TransCon CNP-treated patients (data available for 9-16 patients) showed improvements (nominal p-value <0.05) in health-related quality of life and disease impacts compared to those receiving placebo (data available for 5-13 patients).

Assessments were performed with the SF-10 (a 10-item non-disease specific survey of a child’s functional health and well-being that has been validated to assess children aged 5 years and older) and the Achondroplasia Child Experience Measure (“ACEM”) a condition-specific clinical outcome measure that assesses the impact of achondroplasia on a child’s health-related quality of life, with statistically significant improved outcome in TransCon CNP-treatment versus placebo for:

•
SF-10 Physical Summary (p=0.002, aged 5 years and older)
•
ACEM Daily Living Function (p=0.047)
•
ACEM Emotional Well-being (p=0.045)

The 46 children switching from placebo or a lower dose of TransCon CNP to the 100 µg/kg/week dose in the OLE demonstrated improved growth after one year of treatment, similar to the growth benefits seen in the 11 children treated with 100 µg/kg/week in the one-year randomized, double-blind period of ACcomplisH.

While the CNP pathway may restore normal growth and skeletal muscle function, we believe delayed initiation of therapy could lead to a permanent height deficit. Clinical use of daily growth hormone injection has consistently demonstrated growth improvements in children with achondroplasia, including catch up growth; however, without reports of benefits beyond linear growth. We believe the combination of TransCon hGH and TransCon CNP, taken together once per week, could enable catch up growth beyond normal growth while maintaining potential benefits on skeletal muscle of continuous CNP exposure. COACH, a Phase 2 open-label single-arm trial, is evaluating TransCon CNP and TransCon hGH in children with achondroplasia (age 2 to 11 years). The primary objective is to evaluate the treatment effect on linear growth and safety. Secondary objectives are to evaluate treatment effect on quality of life, radiological endpoints, physical functioning, and body composition. The trial plans to enroll approximately 18 patients (treatment naïve, n=12; prior treatment with TransCon CNP (100 µg/kg/week) for at least 1 year, n=6). Week 26 top-line data from the COACH Trial are expected in the second quarter of 2025.

During the third quarter of 2023, we filed an IND amendment with the FDA to initiate reACHin, a Phase 2, multicenter, double-blind, randomized, placebo-controlled trial, designed to evaluate the safety, tolerability, and efficacy of 100 μg/kg of TransCon CNP once-weekly for 52 weeks in infants with achondroplasia, aged 0 to < 2 years at the time of randomization.

In November 2022, we announced top-line results from ACcomplisH, a Phase 2 randomized, double-blind, placebo-controlled, dose-escalation trial evaluating the safety and efficacy of once-weekly TransCon CNP compared to placebo in children with achondroplasia aged 2 to 10 years old.

The ACcomplisH Trial evaluated 57 children with achondroplasia aged 2 to 10 years old, randomized in a 3:1 ratio to receive either sequential ascending doses of once-weekly TransCon CNP (6 µg/kg/week, 20 µg/kg/week, 50 µg/kg/week, 100 µg/kg/week) or placebo for 52 weeks. The trial met its primary objectives, demonstrating that TransCon CNP at 100 µg/kg/week (n=11) was superior to placebo (n=15) on the primary efficacy endpoint of AGV at 52 weeks (p=0.0218). All 57 randomized children completed the blinded portion of ACcomplisH and continued in the OLE portion of ACcomplisH at the 100 µg/kg/week dose.

As of December 31, 2024, 55 patients completed the OLE portion of the ACcomplisH Trial; 2 patients prematurely withdrew during the OLE. From ACcomplisH OLE, 53 patients transitioned into the Phase 2 AttaCH Trial, a multicenter, long-term, open-label extension trial to continue treatment with TransCon CNP 100 µg/kg/week and 2 patients transitioned into COACH, a TransCon CNP/TransCon hGH combination trial. As of December 31, 2024, 43 patients continue in AttaCH, on long-term OLE treatment; 3 patients prematurely withdrew from treatment and 7 patients transitioned into COACH. With the last subject completing the OLE portion of the ACcomplisH Trial, the ACcomplisH Trial has completed.

In 2019, we initiated the ACHieve Study, a five-year, multi-center natural history study designed to gain insight into the experiences of pediatric patients with achondroplasia. ACHieve was designed to evaluate growth velocity, body proportionality, and comorbidities over time in children with achondroplasia up to eight years old. No study medication was administered in the ACHieve Study. The study ended in the first quarter of 2024. We plan to make the results available in 2025.

TransCon Product Candidates—Oncology

Market Opportunity in Oncology

Cancer continues to be one of the leading causes of mortality. Improved understanding of the cellular and molecular mechanisms involved in anti-tumor immune responses has fueled the rapid growth of immuno-oncology therapeutics. Immune checkpoint inhibitors, such as anti-PD-(L)1 and anti-CTLA-4 antibodies, have provided new therapeutic options for patients.

Despite recent advances, a high need for new treatment options remains for patients who do not respond to, or who respond inadequately to, current therapies. In addition to insufficient efficacy, many current treatments are limited by toxicities that result in dose reductions, treatment discontinuations, or long-term health risks to patients.

We believe that one approach to improving efficacy while limiting adverse events is to create long-acting product candidates using our sustained systemic release TransCon technology, allowing for more consistent circulating drug levels and potentially avoiding high peak concentrations that are often associated with toxicity.

We are currently developing TransCon technology in oncology for a variety of solid tumors, with encouraging early data in platinum resistant ovarian cancer and melanoma. Aside from Proleukin being the only approved IL-2, TransCon IL-2 b/g may face competition from other IL-2 type drug candidates in development, including those being developed by Mural, Anaveon, Medicenna, Roche, Innovent, Synthekine, Dragonfly, Sotio, and Aulos. In addition, TransCon IL-2 b/g may face competition from drug candidates in development for platinum resistant ovarian cancer, including Merck, Corcept, Novartis, Advenchen Laboratories, Genelux, Daiichi Sankyo and Mereo/OncXerna. In melanoma, TransCon IL-2 b/g may face competition from drug candidates in development including from Replimune, Philogen, OncoSec, Immunocore, and Regeneron.

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

We are currently investigating one clinical-stage product candidate designed to activate the patient’s own immune system to eradicate malignant cells. We believe our approach, if successfully developed, has the potential to improve the efficacy of systemically administered, clinically validated therapies while limiting adverse effects.

Our TransCon product candidate currently being investigated in solid tumors is designed to provide sustained systemic administration, which we believe could provide potent and durable anti-tumor efficacy. Our nonclinical studies have shown sustained activation of cytotoxic immune cells that resulted in robust anti-tumor responses by TransCon product candidates using infrequent administration.

TransCon IL-2 b/g for Sustained Systemic Release

TransCon IL-2 b/g (onvapegleukin alfa) is an investigational long-acting prodrug designed to improve cancer immunotherapy through sustained release of an IL-2 variant that selectively activates IL-2 b/g, with minimal binding to IL-2Rα. The IL-Believe Trial, a Phase 1/2 clinical trial to evaluate the safety and efficacy of TransCon IL-2 b/g in locally advanced or metastatic solid tumors, alone or in combination with pembrolizumab or standard of care chemotherapy, has completed dose escalation and is enrolling patients in multiple indication-specific dose expansion cohorts, including platinum-resistant ovarian cancer (“PROC”), cervical cancer, melanoma, non-small cell lung cancer (“NSCLC”), and small cell lung cancer (“SCLC”) at the RP2D.

In September 2024, we announced initial data showing signs of clinical activity in heavily pre-treated patients with PROC treated (cohort 3) with TransCon IL-2 β/γ in combination with chemotherapy in the ongoing Phase 1/2 IL-Believe Trial of TransCon IL-2 β/γ. As of a cutoff date of July 29, 2024, of the 18 patients (median age 64 years) included in the initial assessment, 14 were efficacy evaluable patients who had one or more post-baseline tumor assessment(s), plus an additional four who discontinued treatment before the first post-baseline tumor assessment due to disease progression or death.

As of the data cutoff, clinical responses were observed in 29% (4/14) of the efficacy evaluable patients (two confirmed and two unconfirmed partial responses in patients who had received three to seven prior lines of treatment – including patients whose disease had previously progressed on mirvetuximab soravtansine-gynx), suggesting the potential for clinical activity in heavily pre-treated patients. The data suggest that TransCon IL-2 β/γ was generally well-tolerated: the most common TEAEs related to combination therapy with TransCon IL-2 β/γ plus chemotherapy were fatigue, thrombocytopenia, neutropenia, and anemia. Most TransCon IL-2 β/γ-related TEAEs were grade 1 or 2.

In June 2024, we reported updated results from our ongoing Phase 1/2 IL-Believe Trial of TransCon IL-2 b/g. Data included the first presentation of Phase 2 dose expansion Cohort 4 (TransCon IL-2 β⁄γ in combination with TransCon TLR7/8 Agonist) in post anti-PD-1 melanoma and new analyses of patients from dose escalation cohorts with prior disease progression on checkpoint inhibitors, along with biomarker studies correlating cytotoxic immune cell expansion and observed clinical benefit. As of the April 16, 2024, data cutoff, confirmed clinical partial responses were observed in 40% (two out of five) of efficacy-evaluable patients from Cohort 4, suggesting potential synergy of our two novel immunotherapy candidates in patients who did not derive sufficient benefit from checkpoint inhibitors. Of efficacy-evaluable patients with prior disease progression on checkpoint inhibitors to date (from Phase 1 dose escalation cohorts) in the IL-Believe Trial, confirmed clinical responses (per RECIST v1.1) were observed in 45% (five out of eleven) administered TransCon IL-2 β/γ doses ≥80 μg/kg every 3 weeks, suggesting clinical benefit in treatment-resistant settings (monotherapy (n=4): 1 confirmed partial response (“PR”) in colorectal cancer; combination with pembrolizumab (n=2): 1 confirmed complete response and 1 confirmed PR in small-cell lung cancer; combination with TransCon TLR7/8 Agonist (n=5): 2 confirmed PRs in melanoma). In this trial, TransCon IL-2 β⁄γ alone or in combination with pembrolizumab or TransCon TLR7/8 Agonist was generally well tolerated with no new safety signals.

In October 2023, we announced updated data from the ongoing Phase 1 dose escalation cohort from IL-Believe Trial. Forty-six patients were enrolled into dose escalation cohorts: 25 to monotherapy and 21 to combination therapy. As of the August 15, 2023, data cutoff, anti-tumor clinical responses were observed with TransCon IL-2 b/g monotherapy (colorectal cancer with PR) or in combination with pembrolizumab (small cell lung cancer, one with confirmed PR and one ongoing with unconfirmed complete response) in heavily pre-treated patients who previously progressed on checkpoint inhibitors. TransCon IL-2 b/g every three weeks was generally well-tolerated, with no meaningful effect on Tregs and eosinophils.

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

Strategic Collaborations

We also engage in strategic collaborations to further leverage our TransCon technologies in certain geographies and therapeutic areas with market-leading biopharmaceutical companies. These collaborations aim to make promising treatment options available to more patients and to further monetize both our TransCon technologies and our internal product candidates, particularly into therapeutic areas where we believe a partner may have more expertise, capability, and capital. In addition, we may choose to pursue a collaboration to develop and market our internal, wholly owned product candidates in geographic markets outside our core focus areas of the United States and Europe.

Novo Nordisk A/S

In November 2024, we entered into a research and development collaboration and license agreement with Novo Nordisk A/S (“Novo Nordisk”) pursuant to which we granted Novo Nordisk an exclusive worldwide license to the TransCon technology platform to develop, manufacture and commercialize Novo Nordisk proprietary products (including Semaglutide) in metabolic diseases (including obesity and type 2 diabetes) and a product-by-product exclusive license in cardiovascular diseases.

The agreement includes provisions requiring at least one TransCon Semaglutide product and at least one other TransCon technology-based product to be identified, developed and commercialized in metabolic diseases to maintain certain exclusivities in the field, with additional provisions for cardiovascular diseases. Under the terms of the agreement, Novo Nordisk also receives exclusive rights to expand any resulting metabolic disease products into other therapeutic areas. The lead program in the collaboration is a once-monthly TransCon Semaglutide product candidate that will initially target obesity and type 2 diabetes.

Under the agreement, we have the potential to receive total payments of up to $285 million in upfront, development and regulatory milestone payments for the lead program. In addition, we have the potential to receive sales-based milestone payments and tiered royalties on global net sales. The $285 million includes an upfront fee of $100 million for the exclusive license. For each additional metabolic or cardiovascular disease product candidate, we will be eligible to receive payments of up to $77.5 million in development and regulatory milestone payments. In addition, we have the potential to receive sales-based milestone payments and tiered royalties on global net sales. Novo Nordisk agreed to pay royalties for each potential licensed product developed under the agreement that are an escalating tiered, mid-single digit percentage of the annual net sales of such licensed product and are subject to reduction due to patent valid claim expiration, biosimilar product market share, payment made under certain licenses for third party intellectual property and Inflation Reduction Act price negotiations.

Under the agreement, we have agreed to conduct certain pre-agreed early research and development of TransCon product candidates under the collaboration and we are eligible to receive cost reimbursement from Novo Nordisk for its performance of such research and development activities under the agreement with respect to such TransCon product candidates. Novo Nordisk is responsible for any other non-clinical and clinical development, regulatory, commercial manufacturing, and commercialization of such TransCon product candidates, and all costs associated with such activities.

Subject to the terms of the agreement, we granted Novo Nordisk an exclusive, worldwide, royalty-bearing license, with the right to grant sublicenses, to use its proprietary TransCon technology platform to develop, manufacture and commercialize Novo Nordisk proprietary products in metabolic diseases (including obesity and type 2 diabetes) and a product-by-product exclusive license in cardiovascular diseases. Additionally, we granted Novo Nordisk an exclusive, worldwide, royalty-bearing license, with the right to grant sublicenses, to use its proprietary TransCon technology platform to develop, manufacture and commercialize GLP-1 receptor products using the TransCon technology for all indications, except for (i) certain pre-agreed rare endocrine indications, (ii) all indications in respect of the eye and adnexa and (iii) all indications in respect of oncology.

Until expiry of the last royalty term and for one-year thereafter, we are not permitted to research, develop, manufacture, commercialize, or otherwise exploit outside of the collaboration, any GLP-1 receptor product or any other licensed products that have been subject to the collaboration. We are also not permitted to undertake any research, development, manufacture, commercialization, or other exploitation of products outside of the collaboration in the metabolic field until expiry of the last royalty term of any licensed products that have been subject to the collaboration in metabolic diseases.

Unless earlier terminated, the agreement has a royalty term that continues, on a per licensed product and per country basis, until the later of (i) the expiration of the last valid patent claim for any of our patents, joint improvement patents, licensed product patents as well as any improvements made by Novo Nordisk covering the licensed product’s dosage regimen or target product profile, or (ii) 11 years after the first commercial sale of such licensed product in such country.

Novo Nordisk has the right to terminate the agreement without cause in its entirety or on a per licensed product basis. We have the right to terminate the agreement in its entirety in case Novo Nordisk brings patent challenges with respect to our patents. The agreement may also be terminated by either party based on an uncured material breach by the other party or the bankruptcy of the other party.

Upon termination of the agreement due to Novo Nordisk’s default, some or all of the licenses granted by us to Novo Nordisk to develop, manufacture and commercialize any of the licensed products will automatically terminate.

Upon termination of the agreement due to certain defaults by us, Novo Nordisk may choose to either (i) have the license granted by us to Novo Nordisk to develop, manufacture and commercialize licensed products terminate in its entirety or on a product-by-product basis; or (ii) continue with respect to the affected licensed product at a reduced payment rate.

Teijin Limited

In November 2023, we announced that we entered into an exclusive license agreement with Teijin Limited for the further development and commercialization of TransCon hGH, TransCon PTH, and TransCon CNP for endocrinology rare disease in Japan. Under the terms of the agreement with Teijin Limited, we received an upfront payment of $70 million, with additional development and regulatory milestones of up to $175 million, transfer pricing and commercial milestones. In addition, we are eligible to receive royalties on net sales in Japan, of up to a mid-20’s percentage, varying by product.

In December 2024, Teijin Pharma Limited announced the submission of an application for manufacturing and marketing approval of palopegteriparatide for the treatment of hypoparathyroidism in Japan.

Strategic Investments

VISEN Pharmaceuticals

In November 2018, we announced the formation of VISEN, a company established to develop and commercialize our endocrinology rare disease therapies in the People’s Republic of China, Hong Kong, Macau, and Taiwan (“Greater China”). In connection with the formation of VISEN, we granted VISEN exclusive rights to develop and commercialize certain product candidates based on our proprietary TransCon technologies, including TransCon hGH, TransCon PTH, and TransCon CNP, in Greater China for use in all human indications, subject to certain exceptions. As consideration for the rights granted to VISEN, we received 50.0% ownership in the outstanding shares of VISEN and concurrently with the rights we granted to VISEN, entities affiliated with Vivo Capital and Sofinnova Ventures purchased shares in VISEN for an aggregate purchase price of $40 million in cash. In January 2021, we invested additional $12.5 million in VISEN as part of VISEN’s $150 million Series B financing. As of December 31, 2024, our ownership in VISEN was 43.9%.

In August 2024, VISEN announced top-line data from the 26-week randomized, double-blind, placebo-controlled portion of the Phase 3 PaTHway China Trial of Palopegteriparatide (TransCon PTH) in adults with chronic hypoparathyroidism. VISEN reported a statistically significant higher proportion of patients treated with palopegteriparatide achieved the primary multi-component endpoint compared to placebo. The primary multi-component endpoint was achieved by 77.6% of palopegteriparatide-treated patients (45 of 58), compared to 0.0% of patients (0 of 22) in the placebo group (p-value <0.0001). Results were consistent with those announced by us for its palopegteriparatide Phase 3 trial.

In March 2024, VISEN announced that the BLA for lonapegsomatropin (TransCon hGH) was accepted by the China National Medical Products Administration.

In November 2023, VISEN announced top-line results from the Phase 2 ACcomplisH China Trial in children with achondroplasia aged 2 to 10 years. VISEN reported that patients dosed with TransCon CNP at the 100 μg CNP/kg/week showed significantly higher AGV than placebo at Week 52.

In November 2022, VISEN announced data from its pivotal Phase 3 study of TransCon hGH in children with GHD in China. VISEN reported that patients dosed with TransCon hGH demonstrated an annualized height velocity (“AHV”) of 10.66 cm/year compared to 9.75 cm/year for the daily hGH at 52 weeks (treatment difference at 0.91 cm/year with a 95 percent confidence interval: 0.37 – 1.45 cm/year, p=0.0010), reaching its primary objective, demonstrating that TransCon hGH is non-inferior to the daily hGH.

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

Rights Agreements

Under three exclusive license agreements, each effective November 7, 2018, and as amended January 4, 2021, between the Company and VISEN (collectively, the “Rights Agreements”), VISEN must use diligent efforts to develop and commercialize licensed products in Greater China. Additionally, we and VISEN will conduct certain research and development activities allocated to the respective party under a research and technical development plan, and VISEN will reimburse us for costs of conducting such activities, including costs of our personnel committed to performing such activities in Greater China.

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

Amended and Restated Shareholders Agreement

In connection with our investment in VISEN, on January 8, 2021, we entered into an Amended and Restated Shareholders Agreement (the “Amended Shareholders Agreement”), amending and restating the Shareholders Agreement dated November 7, 2018, between the Company and the parties set forth therein (the “Shareholders Agreement”). In addition to rights previously granted under the Shareholders Agreement, under the Amended Shareholders Agreement, we have the right to designate two individuals for election to the board of directors of VISEN. In addition, VISEN has agreed that certain specified events (including certain liquidation events) shall require the approval of (i) shareholders of VISEN holding at least 50% of VISEN’s Series B preferred shares, (ii) shareholders of VISEN holding at least 60% of VISEN’s Series A preferred shares and/or (iii) certain members of VISEN’s board of directors. The Amended Shareholders Agreement can be terminated by written agreement among the holders of at least 60% of VISEN’s Series A preferred shares and at least 50% of VISEN’s Series B preferred shares.

Eyconis, Inc

In January 2024, we announced the formation and launch with Frazier Life Sciences of Eyconis, Inc., a separate company created to develop, manufacture, and commercialize TransCon ophthalmology assets globally, together with a $150 million commitment from an investor syndicate that included Frazier, RA Capital Management, venBio, and HealthQuest Capital.

We have granted Eyconis exclusive rights to develop and commercialize TransCon ophthalmology products globally and received an equity position in the newly formed company. In addition, we are eligible to receive development, regulatory, and sales milestone payments, plus single digit royalties on global net sales of commercialized products, if any. As of December 31, 2024, our ownership in Eyconis was 41.6%.

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

Our contract suppliers manufacture drug substance and finished drug product for our TransCon product candidates for clinical trial use in effort to comply with current good manufacturing practice (“cGMP”), applicable local regulations and similar foreign requirements. cGMP and similar foreign requirements include requirements relating to organization of personnel; buildings and facilities; equipment; control of components and drug product containers and closures; production and process controls; packaging and labeling controls; holding and distribution; laboratory controls; records and reports; and returned or salvaged products. The manufacturing facilities for our products must be in compliance with cGMP requirements and similar foreign requirements, and for device and device components, the Quality System Regulation (“QSR”) requirements, before any product is approved. Our third-party manufacturers may also be subject to periodic inspections of facilities by the FDA, the EU member states competent authorities, and other authorities, including reviews of procedures and operations used in the testing and manufacture of our products to assess our compliance with applicable regulations.

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

On October 1, 2022, we entered into a multi-year Supply Agreement (as amended on April 8, 2024, the “PTH Vetter Agreement”) with Vetter. Under the PTH Vetter Agreement, Vetter has agreed to manufacture and supply single chamber cartridges pre-filled with TransCon PTH (the “Ascendis PTH Product”). Vetter has agreed to supply in accordance with a long-term forecast and a rolling forecast with certain materials that we deliver to Vetter from time to time.

The term of the PTH Vetter Agreement expires five years from the effective date (the “PTH Initial Term”), after which it shall automatically renew for subsequent two-year terms unless terminated. The PTH Vetter Agreement may be terminated (i) by either party for the other party’s uncured material breach, including certain enumerated events constituting material breach such as bankruptcy or insolvency-related events, (ii) by us with two years’ notice, with effect no earlier than the expiry of the PTH Initial Term or (iii) by either party if the other party is taken over by our or a Vetter competitor, as applicable.

The PTH Vetter Agreement includes, among other provisions, certain representations and warranties by us and Vetter, grants limited license rights in connection with Vetter’s manufacturing and supply, and our sale, distribution, and use of Ascendis PTH Product, provides for indemnification rights for both parties, and includes confidentiality provisions.

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

Sharp Corporation Packaging and Supply Agreement

On December 1, 2019, we entered into a multi-year packaging agreement (the “Sharp Agreement”) with Sharp Corporation (“Sharp”). Under the Sharp Agreement, Sharp agreed to package, assemble, and label TransCon hGH for commercial use in certain territories, including the United States and the EU. We are non-exclusive to Sharp and may engage other manufacturers to package, assemble, and label TransCon hGH but we are obligated to meet certain minimum spend requirements for TransCon hGH during the first 12-month period after first shipment of TransCon hGH for commercial sale after regulatory approval thereof.

The Sharp Agreement is effective as of December 1, 2019. The initial term of the Sharp Agreement expires on December 31, 2025 and will be automatically extended for additional two-year periods unless earlier terminated. The Sharp Agreement may be terminated (i) by either party upon mutual consent, (ii) by either party for the other party’s uncured material breach, (iii) by either party for the other party’s bankruptcy or insolvency-related events, (iv) by either party for a continuing event of force majeure, or (v) by either party after the initial term of the Sharp Agreement has been completed.

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

As of December 31, 2024, we own a total of 99 patent families, 18 of which are currently in their priority year or international phase. These patent families include granted patents in the United States (62), Europe (36), Australia (54), Brazil (10), Canada (29), China (20), Israel (21), Indonesia (6), India (12), Korea (15), Malaysia (13), New Zealand (18), Japan (52), Mexico (21), Singapore (20), Russia (24), the United Arab Emirates (1) and South Africa (17) and approximately 583 pending national/regional applications in a total of 26 jurisdictions (excluding the member states of the European Patent Convention in which our European patents were validated, Hong Kong, in which certain Europe and China patents are extended, and Macao, in which certain China patents are extended).

So far, none of our granted patents have been subject to opposition proceedings, appeals or similar actions aiming at revoking or restricting the scope of such granted patents.

The patent portfolios for the fields containing our most advanced product candidates, as of December 31, 2024, are summarized below and, except as noted otherwise, the expected expiration dates included in the summary below do not give effect to patent term extensions or adjustments that may be available.

TransCon hGH

As of December 31, 2024, our patent portfolio related to TransCon hGH includes eight patent families relating to different aspects of TransCon hGH and eleven patent families covering various aspects of the auto-injector device for the administration of TransCon hGH. The first of these patent families is a composition of matter patent family directed to the particular stoichiometry of TransCon hGH and a related TransCon carrier. As of December 31, 2024, this patent family includes one patent granted in the United States, which is expected to expire in February 2027 (accounting for patent term adjustment).

The second of these patent families is a composition of matter patent family directed to a TransCon linker used in TransCon hGH. As of December 31, 2024, this patent family includes patents granted in the United States, Europe, Australia, Brazil, Canada, Japan and Mexico and one pending patent application in the United States. The granted patents and any patents granted from the pending patent applications in this patent family are expected to expire in March 2025, absent any patent term adjustments or extensions.

The third of these patent families is a composition of matter patent family directed to a broad class of TransCon hGH lead candidate structures. As of December 31, 2024, this patent family includes patents granted in the United States, Europe, Australia, Brazil, Canada, China, Israel, India, Japan, Mexico, Russia and South Africa and pending patent applications in Europe and the United States. The granted patents and any patents granted from the pending patent applications in this patent family are expected to expire in April 2029, absent any patent term adjustments or extensions.

The fourth of these patent families is a composition of matter patent family directed to specific dry pharmaceutical compositions comprising TransCon hGH. As of December 31, 2024, this patent family includes patents granted in the United States, Europe, Australia, Brazil, Canada, India, Israel, Mexico, Singapore and South Africa and one pending patent application in the United States. The granted patents and any patents granted from the pending patent application in this patent family are expected to expire in December 2030, absent any patent term adjustments or extensions.

The fifth of these patent families is a composition of matter patent family directed to a broad class of TransCon hGH lead candidate structures. As of December 31, 2024, this patent family includes patents granted in the United States, Australia, Europe, Israel, Japan, South Korea, Mexico, New Zealand, Russia, Singapore and South Africa and pending patent applications in the United States, Europe, Australia, Brazil, Canada, Israel, Japan, South Korea, Mexico, Russia and Singapore. The granted patents and any patents granted from the pending patent applications in this patent family are expected to expire in November 2035, absent any patent term adjustments or extensions. One granted EP patent in this family was also used as a basis for requesting a supplementary protection certificate (“SPC”) for SKYTROFA in Austria, Belgium, Bulgaria, Cyprus, Czech Republic, Germany, Denmark, Estonia, Spain, Finland, France, Great Britain, Greece, Croatia, Hungary, Ireland, Iceland, Italy, Lithuania, Luxemburg, Latvia, Malta, the Netherlands, Norway, Poland, Portugal, Romania, Sweden, Slovenia and Slovakia. SPCs have already been granted in Bulgaria, Cyprus, Czech Republic, Denmark, Spain, Finland, France, Greece, Hungary, Iceland, Italy, Lithuania, Latvia, Malta, the Netherlands, Norway, Portugal, Sweden, Slovenia and Slovakia, each of which are expected to expire in January 2037.

The sixth of these patent families is directed to a particular dosage regimen for long-acting growth hormone formulations. As of December 31, 2024, this patent family includes granted patents in the United States and Europe and pending patent applications in the United States and in Europe. The granted patents and any patents granted from the pending patent applications in this patent family are expected to expire in November 2035, absent any patent term adjustments or extensions.

The seventh of these patent families is directed to potential superior efficacy achieved with TransCon hGH treatment. As of December 31, 2024, this patent family includes a granted patent in Japan and pending patent applications in the United States, Europe, Australia, Canada, China, Israel, Japan, Mexico and Singapore. The granted patent and any patents granted from the pending patent applications in this patent family are expected to expire in March 2040, absent any patent term adjustments or extensions.

The eighth of these patent families is directed to the use of TransCon hGH in the treatment of an inflammation-induced disease, in particular of non-alcoholic fatty liver disease and non-alcoholic steatohepatitis. As of December 31, 2024, this patent family includes pending patent applications in the United States, Europe, Australia, Brazil, Canada, China, Indonesia, Israel, Japan, South Korea, Mexico, Malaysia, New Zealand, Russia, Singapore and South Africa. Any patents granted from the pending patent applications in this patent family are expected to expire in March 2042, absent any patent term adjustments or extensions.

Seven of the eleven patent families covering the auto-injector device for the administration of TransCon hGH with a filing date of December 29, 2016, include pending patent applications in the United States, Europe, Australia, Canada, Japan and New Zealand and ten granted patents in the United States, six granted patents in Europe, nine granted patents in Australia, four granted patents in Canada, seven granted patents in New Zealand and thirteen granted patents in Japan as of December 31, 2024. The granted patents in these patent families are expected to expire in December 2036, absent any patent term adjustments or extensions. As of December 31, 2024, another two of the eleven patent families covering the auto-injector device with a filing date of May 23, 2018 and June 29, 2018, respectively, include pending patent applications in the United States, Europe, the United Arab Emirates, Australia, Canada, China, Israel, Japan, South Korea, Mexico, Malaysia, New Zealand, Russia and Singapore and two granted patents in the United States, two granted patents in Australia, two granted patents in Brazil, three granted patents in China, two granted patents in India, three granted patents in Japan, three granted patents in South Korea, one granted patent in Mexico, two granted patents in Malaysia, two granted patents in Russia, two granted patents in Indonesia, two granted patents in Singapore and one granted patent in South Africa. The granted patents in these patent families are expected to expire in March and June 2038, respectively, absent any patent term adjustments or extensions. The tenth patent family includes pending patent applications in the United States, Europe, the United Arab Emirates, Australia, Brazil, Canada, China, Eurasia, Indonesia, Israel, India, Japan, South Korea, Mexico, Malaysia, New Zealand, Singapore, Taiwan and South Africa. We expect any patents granted from the pending patent applications in this patent family to expire in September 2042, absent any patent term adjustments or extensions. The eleventh patent family is currently in its priority year. We expect any patents granted from this family to expire in May 2045, absent any patent term adjustments or extensions.

In addition to the SPCs, three requests for a patent term extension for SKYTROFA were filed based on one granted U.S. patent from the third patent family and two granted patents from the fourth patent family, from which one will be selected for the patent term extension upon allowance. For all of these three requests a preliminary assessment that the patents would be eligible for extension was received from FDA.

TransCon PTH

Our patent portfolio related to TransCon PTH includes twelve patent families relating to different aspects of TransCon PTH. The first of these patent families is a composition of matter patent family directed to the TransCon linker used in TransCon PTH. As of December 31, 2024, this patent family includes granted patents in the United States, Europe, the United Arab Emirates, Australia, Canada, China, Israel, Japan, Mexico, Russia and South Africa and pending patent applications in Europe, the United States and Brazil. The granted patents and any patents granted from the pending patent applications in this patent family are expected to expire in January 2029, absent any patent term adjustments or extensions.

The second of these patent families is a composition of matter patent family directed to a broad class of TransCon PTH candidate structures. As of December 31, 2024, this patent family includes pending patent applications in the United States, Europe, Australia, Brazil, Canada, China, Indonesia, Israel, Japan, South Korea, Mexico, Malaysia, New Zealand, Russia, Singapore and Thailand and granted patents in the United States, Australia, China, Europe, Israel, India, Japan, South Korea, Mexico, Malaysia, New Zealand, Russia, Singapore and South Africa. The granted patents and any patents granted from the pending patent applications in this patent family are expected to expire in February 2037, absent any patent term adjustments or extensions. The granted EP patent in this family was used as a basis for requesting an SPC for YORVIPATH in Austria, Belgium, Bulgaria, Switzerland, Cyprus, Czech Republic, Germany, Denmark, Estonia, Spain, Finland, France, Great Britain, Greece, Croatia, Hungary, Ireland, Iceland, Italy, Lithuania, Luxemburg, Latvia, Malta, the Netherlands, Norway, Poland, Portugal, Romania, Sweden, Slovenia and Slovakia. An SPC was already granted in the Netherlands and Malta with an expiration date of November 2038.

The third and fourth of these patent families are method of treatment patent families directed to a particular dosage regimen. As of December 31, 2024, one of these patent families includes pending patent applications in the United States, Europe, Australia, Brazil, Canada, China, Israel, Indonesia, Japan, South Korea, Malaysia, New Zealand, Russia and Thailand and granted patents in the United States, Europe, Australia, China, Indonesia, Israel, Japan, South Korea, Mexico, New Zealand, Russia, Singapore and South Africa. The other one of these patent families includes pending patent applications in the United States, Europe, Australia, Canada and Japan and granted patents in Europe, Australia, China and Japan. We expect any patents granted from the pending patent applications in these patent families to expire in September 2037, absent any patent term adjustments or extensions.

The fifth of these patent families is a composition of matter family directed to PTH compounds exhibiting a beneficial pharmacokinetic profile. As of December 31, 2024, this patent family includes pending patent applications in the United States, Europe, Brazil, Canada, China, Israel, South Korea, New Zealand and Russia and granted patents in the United States, Europe, Australia, China, Japan, South Korea, Mexico, New Zealand, Russia, Singapore and South Africa. The granted patents and any patents granted from the pending patent applications in this patent family are expected to expire in September 2037, absent any patent term adjustments or extensions.

The sixth patent family relates to a starting dose for treatment with reversible PTH conjugates. As of December 31, 2024, this patent family includes pending patent applications in the United States, Europe, Australia, Brazil, Canada, China, Indonesia, Israel, Japan, South Korea, Mexico, Malaysia, New Zealand, Russia, Singapore, Thailand and South Africa and granted patents in Japan, Malaysia and Russia. The granted patents and any patents granted from the pending patent applications in this patent family are expected to expire in May 2039, absent any patent term adjustments or extensions.

The seventh patent family relates to a pharmaceutical composition comprising reversible PTH conjugates. As of December 31, 2024, this patent family includes pending patent applications in the United States, Europe, Australia, Brazil, Canada, China, Indonesia, Israel, India, Japan, South Korea, Mexico, Malaysia, New Zealand, the Philippines, Russia, Singapore, Taiwan, Thailand, Vietnam and South Africa and granted patents in Japan and Russia. The granted patents and any patents granted from the pending patent applications in this patent family are expected to expire in February 2040, absent any patent term adjustments or extensions.

The eighth and ninth patent families relate to a method of titrating hypoparathyroidism patients off of standard of care within four weeks from the beginning of daily treatment with a PTH compound and the treatment of the physical and mental well-being of hypoparathyroidism patients, respectively. As of December 31, 2024, the eighth family includes pending patent applications in the United States, Europe, Australia, Brazil, Canada, China, Indonesia, Israel, Japan, South Korea, Mexico, Malaysia, New Zealand, Russia, Singapore and South Africa and a granted patent in Russia. The ninth patent family includes pending patent applications in the United States, Europe, Australia, Canada, China, Israel, Japan, South Korea and Mexico. The granted patent and any patents granted from the pending patent applications in this patent family are expected to expire in September 2041, absent any patent term adjustments or extensions.

The tenth patent family relates to a reduction in bone mineral density in patients having increased bone mineral density. As of December 31, 2024, this patent family includes pending patent applications in the United States, Europe, the United Arab Emirates, Australia, Brazil, Canada, China, Eurasia, Israel, Japan, South Korea, Mexico, Malaysia, New Zealand, Singapore and South Africa. We expect any patents granted from the pending patent applications in this patent family to expire in September 2042, absent any patent term adjustments or extensions.

The eleventh patent family covers treatment of hypoparathyroidism initially with a long-acting PTH compound, followed by treatment with an ultra-long-acting PTH compound. As of December 31, 2024, this patent family is in the Patent Cooperation Treaty phase. We expect any patents granted from this patent family to expire in September 2042, absent any patent term adjustments or extensions.

The twelfth family covers treatment of chronic kidney disease. As of December 31, 2024, this patent family is in the Patent Cooperation Treaty phase. We expect any patents granted from this patent family to expire in September 2044, absent any patent term adjustments or extensions.

In addition to the SPCs, three requests for a patent term extension for YORVIPATH were filed based on two granted U.S. patents from the third patent family described above and one granted patent from the fifth patent family described above, from which one will be selected for patent term extension upon allowance.

TransCon CNP

Our patent portfolio related to TransCon CNP includes fifteen patent families relating to different aspects of TransCon CNP. The first of these patent families is a composition of matter patent family directed to the particular stoichiometry of TransCon CNP and a related TransCon carrier. As of December 31, 2024, this patent family includes a patent granted in the United States, which is expected to expire in February 2027 (accounting for patent term adjustment).

The second of these patent families is a composition of matter patent family directed to the TransCon linker used in TransCon CNP. As of December 31, 2024, this patent family includes granted patents in the United States, Europe, the United Arab Emirates, Australia, Canada, China, Israel, Japan, Mexico, Russia and South Africa and includes pending patent applications in Europe, the United States and Brazil.

The granted patents and any patents granted from the pending patent applications in this patent family are expected to expire in January 2029, absent any patent term adjustments or extensions.

The third of these patent families is a composition of matter patent family directed to a broad class of TransCon CNP candidate structures. As of December 31, 2024, this patent family includes pending patent applications in the United States, Europe, Australia, Canada, India, Japan, Mexico, Malaysia, Singapore and Thailand and granted patents in China, Israel, South Korea, Malaysia, Russia, Singapore and South Africa. The granted patents and any patents granted from the pending patent applications in this patent family are expected to expire in January 2036, absent any patent term adjustments or extensions.

The fourth to the ninth patent families are composition of matter patent families directed various CNP compounds having beneficial properties. As of December 31, 2024, the first one of these six patent families includes pending patent applications in the United States, Europe and Japan and granted patents in the United States, Australia, Canada, Japan and South Africa. As of December 31, 2024, the second one includes pending patent applications in the United States, Australia and Japan and granted patents in the United States, Europe, Australia, Canada, Japan and South Africa. As of December 31, 2024, the third one includes pending patent applications in the United States, Europe, Australia, Brazil, Canada, Indonesia, India, Japan, South Korea, New Zealand and Singapore and granted patents in the United States, Australia, China, Israel, India, Japan, Mexico, Malaysia, Singapore and South Africa. As of December 31, 2024, the fourth one includes pending patent applications in the United States, Europe and Israel and granted patents in the United States, Australia, Canada and New Zealand. As of December 31, 2024, the fifth one includes pending patent applications in the United States, Europe, Brazil and China and granted patents in the United States, Australia, Canada, China, Israel, New Zealand, South Korea and Singapore. As of December 31, 2024, the sixth one includes pending patent applications in the United States, Europe and Australia and granted patents in the United States, Australia, Canada and Israel. The granted patents and any patents granted from the pending patent applications in this patent family are expected to expire in January 2037, absent any patent term adjustments or extensions.

The tenth patent family covers a combination therapy of TransCon CNP. As of December 31, 2024, this patent family includes pending patent applications in the United States, Europe, Brazil, Canada, Israel, South Korea and Thailand and granted patents in the United States, Europe, Australia, China, Indonesia, Israel, Japan, South Korea, Mexico, Malaysia, New Zealand, Russia, Singapore and South Africa. The granted patents and any patents granted from the pending patent applications in this patent family are expected to expire in September 2037, absent any patent term adjustments or extensions.

The eleventh patent family relates to a pharmaceutical composition comprising reversible CNP conjugates. As of December 31, 2024, this patent family includes pending patent applications in the United States, Europe, Australia, Brazil, Canada, China, Indonesia, Israel, India, Japan, South Korea, Mexico, Malaysia, New Zealand, the Philippines, Russia, Singapore, Taiwan, Thailand, Vietnam and South Africa and granted patents in China, Japan and Russia. The granted patents and any patents granted from the pending patent applications in this patent family are expected to expire in February 2040, absent any patent term adjustments or extensions.

The twelfth patent family relates to a pharmacologically effective dose of TransCon CNP. As of December 31, 2024, this patent family consists of pending patent applications in the United States, Europe, Australia, Canada, China, Israel, Japan, South Korea and Singapore. We expect any patents granted from the pending patent applications in this patent family to expire in December 2042, absent any patent term adjustments or extensions. One of the priority applications within this family was also claimed by a Patent Cooperation Treaty application relating to improving muscle function. We expect any patents granted from this branch of the patent family to expire in November 2043, absent any patent term adjustments or extension.

The thirteenth patent family, which relates to the treatment of spinal deformities, claims priorities from the twelfth patent family. We expect any patents granted from this patent family to expire in March 2044, absent any patent term adjustments or extensions.

The fourteenth patent family relates to a liquid formulation of TransCon CNP. As of December 31, 2024, this patent family includes pending patent applications in the United States, Europe, Australia, Brazil, Canada, China, Indonesia, Israel, India, Japan, South Korea, Mexico, Malaysia, New Zealand Russia, Singapore and South Africa. We expect any patents granted from the pending patent applications in this patent family to expire in May 2043, absent any patent term adjustment or extensions.

The fifteenth patent family relates to the use of TransCon CNP for the prevention or reduction of leg bowing. As of December 31, 2024, this patent family is in its priority year and we expect any patents granted from this patent family to expire in December 2045, absent any patent term adjustments or extensions.

TransCon IL-2 b/g

As of December 31, 2024, our patent portfolio related to TransCon IL-2 b/g includes four patent families. The first of these patent families is a composition of matter patent family directed to a TransCon linker used in TransCon IL-2 b/g. As of December 31, 2024, this patent family includes patents granted in the United States, Europe, Australia, Brazil, Canada, Japan and Mexico and one pending patent application in the United States. The granted patents and any patents granted from the pending patent applications in this patent family are expected to expire in March 2025, absent any patent term adjustments or extensions.

The second and third patent family are composition of matter patent families directed to a broad class of TransCon IL-2 b/g lead candidate structures. As of December 31, 2024, the second patent family includes pending patent applications in the United States, Europe, Australia, Brazil, Canada, China, Indonesia, Israel, India, Japan, South Korea, Mexico, Malaysia, New Zealand, Russia, Singapore, Thailand and South Africa and granted patents in Australia, China, Israel, Japan and Russia. The granted patents and any patents granted from the pending patent applications in this patent family are expected to expire in March 2039. As of December 31, 2024, the third patent family includes pending patent applications in the United States, Europe, Argentina, the United Arab Emirates, Australia, Brazil, Canada, China, Eurasia, Egypt, Indonesia, Israel, India, Japan, South Korea, Mexico, Malaysia, New Zealand, the Philippines, Singapore, Taiwan, Thailand, Vietnam and South Africa and a granted patent in the United States. The granted patent and any patents granted from the pending patent applications in this patent family are expected to expire in June 2041, absent any patent term adjustments or extensions.

The fourth patent family relates to a pharmaceutical dose of TransCon IL-2 b/g. As of December 31, 2024, this patent family includes one Patent Cooperation Treaty application. We expect any patents granted in this patent family to expire in May 2044, absent any patent term adjustments or extension.

TransCon Technologies

Our patent portfolio also includes patents and pending patent applications generally relating to our TransCon technologies, including TransCon linkers, TransCon carriers and certain soluble conjugates. We own an aggregate of 16 patent families relating to TransCon linkers, the material components of which are described above. We also own an aggregate of 11 patent families relating to TransCon carriers, the material components of which are described above.

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

The term of a patent that covers an FDA-approved drug or biologic may also be eligible for patent term extension, which permits patent term restoration as compensation for the patent term lost during the FDA regulatory review process. The Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Act, permits a patent term extension of up to five years beyond the expiration of the patent. The length of the patent term extension is related to the length of time the drug or biologic is under regulatory review. Patent extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval and only one patent applicable to an approved drug may be extended. Similar provisions are available in Europe and other jurisdictions to extend the term of a patent that covers an approved drug. In the future, if and when our products receive FDA approval, we expect to apply for patent term extensions on patents covering those products. We anticipate that some of our granted patents may be eligible for patent term extensions.

Government Regulation and Product Approval

Government authorities in the United States, at the federal, state and local level, and in other countries extensively regulate, among other things, the research, development, testing, manufacture, including any manufacturing changes, safety surveillance, efficacy, quality control, packaging, storage, recordkeeping, labeling, advertising, promotion, distribution, marketing, sale, import, export and the reporting of safety and other post-market information of pharmaceutical and medical device products such as those we are developing. Medicinal products, including drugs and biologics, must be approved or licensed by the FDA through the NDA or BLA process, before being able to be legally marketed in the US. Product candidates will be subject to similar requirements in other countries prior to marketing in those countries. The processes for obtaining regulatory approvals in the United States, the European Union (“EU”) and in other countries, along with subsequent compliance with appropriate federal, state, local and foreign statutes and regulations, require the expenditure of substantial time and resources.

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
•
approval by an independent institutional review board (“IRB”) at each clinical site before each trial may be initiated;
•
performance of adequate and well-controlled human clinical trials in accordance with Good Clinical Practice (“GCP”), requirements to establish the safety and efficacy of the proposed drug or, or safety, purity and potency of the proposed biological product for each indication;
•
submission to the FDA of an NDA or BLA;
•
satisfactory completion of an FDA advisory committee review, if applicable;
•
satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product is produced to assess compliance with Current Good Manufacturing Practice (“cGMP”) requirements and to assure that the facilities, methods and controls are adequate to preserve the drug’s or biologic’s identity, strength, quality and purity;
•
satisfactory completion of potential FDA inspection of selected clinical investigation sites to assess compliance with GCP; and
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

The FDA generally accepts data from foreign clinical trials in support of an NDA or BLA if the trials were conducted under an IND. If a foreign clinical trial is not conducted under an IND, the FDA nevertheless may accept the data in support of an NDA or BLA if the study was conducted in accordance with GCP requirements and the FDA is able to validate the data through an on-site inspection, if deemed necessary. Regardless of whether the applicable trials were conducted under an IND, the FDA may accept foreign data as the sole basis for NDA or BLA approval only if (1) the foreign data are applicable to the U.S. population and U.S. medical practice, (2) the studies were performed by clinical investigators with recognized competence, and (3) the data may be considered valid without the need for an on-site inspection or, if the FDA considers the inspection to be necessary, the FDA is able to validate the data through an on-site inspection or other appropriate means.

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

If regulatory approval of a product is granted, such approval will be granted for particular indications and may entail limitations on the indicated uses for which such product may be marketed. For example, the FDA may approve the NDA or BLA with a Risk Evaluation and Mitigation Strategy (“REMS”) to ensure the benefits of the product outweigh its risks. A REMS is a safety strategy to manage a known or potential serious risk associated with a medicine and to enable patients to have continued access to such medicines by managing their safe use, and could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries, and other risk minimization tools. The FDA also may condition approval on, among other things, changes to proposed labeling or the development of adequate controls and specifications. The FDA may also require one or more post-marketing studies and surveillance programs to further assess and monitor the product’s safety and effectiveness after commercialization, and may limit further marketing of the product based on the results of any post-marketing studies.

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

Regulation of Combination Products in the United States

Certain products are comprised of components, such as drug components and device components, that would normally be subject to different regulatory frameworks by the FDA and frequently regulated by different centers at the FDA. These products are known as combination products. Under the FDCA, the FDA is charged with assigning a center with primary jurisdiction, or a lead center, for review of a combination product. The determination of which center will be the lead center is based on the “primary mode of action” of the combination product. Thus, if the primary mode of action of a drug-device combination product is attributable to the drug product, the FDA center responsible for premarket review of the drug product would have primary jurisdiction for the combination product. The FDA has also established the Office of Combination Products to address issues surrounding combination products and provide more certainty to the regulatory review process. That office serves as a focal point for combination product issues for agency reviewers and industry. It is also responsible for developing guidance and regulations to clarify the regulation of combination products, and for assignment of the FDA center that has primary jurisdiction for review of combination products where the jurisdiction is unclear or in dispute. A combination product with a primary mode of action attributable to the drug component generally would be reviewed and approved pursuant to the drug approval processes set forth in the FDCA or PHSA. In reviewing the NDA or BLA for such a product, however, FDA reviewers would consult with their counterparts in the FDA’s Center for Devices and Radiological Health to ensure that the device component of the combination product met applicable requirements regarding safety, effectiveness, durability and performance. In addition, under FDA regulations, combination products are subject to cGMP requirements applicable to both drugs and devices, including the QSR currently applicable to medical devices.

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

Any marketing application for a drug or biologic submitted to the FDA for approval, including a product candidate with a Fast Track designation and/or Breakthrough Therapy designation, may be eligible for other types of FDA programs intended to expedite the FDA review and approval process. An NDA or BLA is eligible for priority review if the product candidate is designed to treat a serious or life-threatening disease or condition, and if approved, would provide a significant improvement in safety or effectiveness compared to available alternatives for such disease or condition. For new-molecular-entity NDAs or original BLAs, priority review designation means the FDA’s goal is to take action on the marketing application within six months of the 60-day filing date.

Additionally, product candidates studied for their safety and effectiveness in treating serious or life-threatening diseases or conditions may receive accelerated approval upon a determination that the product has an effect on a surrogate or intermediate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. As a condition of accelerated approval, the FDA will generally require the sponsor to perform adequate and well-controlled confirmatory clinical studies to verify and describe the anticipated effect on irreversible morbidity or mortality or other clinical benefit, and may require that such studies be well underway prior to granting any accelerated approval. Products receiving accelerated approval may be subject to expedited withdrawal procedures if the sponsor fails to conduct the required confirmatory studies in a timely manner or if such studies fail to verify the predicted clinical benefit. In addition, the FDA requires as a condition for accelerated approval pre-approval of promotional materials, which could adversely impact the timing of the commercial launch of the product.

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

Orphan Drug Designation

Under the Orphan Drug Act, the FDA may grant orphan drug designation (“ODD”) to a drug or biological product intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States, or more than 200,000 individuals in the United States and for which there is no reasonable expectation that the cost of developing and making the product available in the United States for this type of disease or condition will be recovered from sales of the product in the United States. ODD must be requested before submitting an NDA or BLA. After the FDA grants ODD, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. ODD does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. However, ODD does entitle a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages and user fee waivers.

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

Pediatric Exclusivity

Pediatric exclusivity is a type of non-patent exclusivity in the United States and, if granted, provides for the attachment of an additional six months of marketing protection to the term of any existing patent term or period of non-patent regulatory exclusivity, including the five-year and three-year non-patent and orphan exclusivities. This six-month exclusivity may be granted if an NDA or BLA sponsor submits pediatric data that fairly respond to a written request from the FDA for such data. The data does not need to show the product to be effective in the pediatric population studied; rather, if the FDA has requested the study and the clinical study is deemed to fairly respond to the FDA’s request, the additional protection may be granted. If reports of FDA-requested pediatric studies are submitted to and accepted by the FDA within the statutory time limits, whatever statutory or regulatory periods of non-patent regulatory exclusivity or patent protection cover the product are extended by six months. This is not a patent term extension, but it effectively extends existing periods of exclusivity.

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

Whether or not applicants obtain FDA approval for a product, companies must obtain approval of a product by the comparable regulatory authorities of foreign countries before commencing clinical trials or marketing of the product in those countries. Approval by one regulatory authority does not ensure approval by regulatory authorities in other jurisdictions. The approval process varies from country to country, can involve additional testing or studies beyond that required by FDA, and may be longer or shorter than the FDA approval process. The requirements governing the conduct of clinical trials, product licensing, pricing, promotion, and reimbursement vary greatly from country to country.

Non-clinical Studies and Clinical Trials in the EU

Similar to the United States, the various phases of non-clinical and clinical research in the EU are subject to significant regulatory controls.

Non-clinical studies are performed to demonstrate the health or environmental safety of new chemical or biological substances. Non-clinical studies (pharmaco-toxicological) must be conducted in compliance with the principles of GLP as set forth in EU Directive 2004/10/EC (unless otherwise justified for certain medicinal products – e.g., radio-pharmaceutical precursors for radio-labeling purposes). In particular, non-clinical studies, both in vitro and in vivo, must be planned, performed, monitored, recorded, reported and archived in accordance with the GLP principles, which define a set of rules and criteria for a quality system for the organizational process and the conditions for non-clinical studies. These GLP standards reflect the Organization for Economic Co-operation and Development requirements.

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

The regulatory landscape related to clinical trials in the EU has been subject to recent changes. The EU Clinical Trials Regulation (“EU CTR”) repeals the EU Clinical Trials Directive, and became applicable on January 31, 2022. Unlike a Directive, the EU CTR is directly applicable in all EU member states without the need for member states to further implement it into national law. The EU CTR notably harmonizes the assessment and supervision processes for clinical trials throughout the EU via the Clinical Trials Information System (“CTIS”), which is a centralized EU portal and database.

While the EU Clinical Trials Directive required a separate clinical trial application (“CTA”), to be submitted in each member state in which the clinical trial takes place, to both the competent national health authority and an independent ethics committee, much like the FDA and IRB respectively, the EU CTR introduced a centralized process and only requires the submission of a single application for multi-center trials. The EU CTR allows sponsors to make a single submission to both the competent authority and an ethics committee in each member state, leading to a single decision per member state. The CTA must include, among other things, the trial protocol and an investigational medicinal product dossier containing information about the manufacture and quality of the medicinal product under investigation. The assessment procedure of the CTA has been harmonized as well, including a joint assessment by all member states concerned, and a separate assessment by each member state with respect to specific requirements related to its own territory, including ethics rules. Each member state’s decision is communicated to the sponsor via the centralized EU portal. Once the CTA is approved, clinical study development may proceed. One of the main aims of EU CTR is to increase transparency about clinical trials, which is done by making documents and data from the CTA publicly available through CTIS at the time of decision about the clinical trial. There are few exceptions to this, and release of personal data and company confidential information may be controlled through redaction. The CTR transition period ended on January 31, 2025, and all clinical trials (and related applications) are now fully subject to the provisions of the CTR.

Medicines used in clinical trials must be manufactured in accordance with GMP. Other national and EU-wide regulatory requirements may also apply.

Marketing Authorization in the EU

In order to market our future product candidates in the EU and many other foreign jurisdictions, we must obtain separate regulatory approvals. More concretely, in the EU, medicinal product candidates can only be commercialized after obtaining a marketing authorization (“MA”). To obtain regulatory approval of a product candidate under EU regulatory systems, we must submit a MA application (“MAA”). The process for doing this depends, among other things, on the nature of the medicinal product. There are two types of MAs:

•
“Centralized MAs” are issued by the European Commission (“EC”) through the centralized procedure based on the opinion of the Committee for Medicinal Products for Human Use of the European Medicine Agency (“EMA”), and are valid throughout the EU. The centralized procedure is compulsory for certain types of medicinal products such as (i) medicinal products derived from biotechnological processes, (ii) designated orphan medicinal products, (iii) advanced therapy medicinal products (such as gene therapy, somatic cell therapy and tissue engineered products) and (iv) medicinal products containing a new active substance indicated for the treatment of certain diseases, such as HIV/AIDS, cancer, diabetes, neurodegenerative diseases or autoimmune diseases and other immune dysfunctions, and viral diseases. The centralized procedure is optional for products containing a new active substance not authorized in the EU before May 20, 2004, or that represent a significant therapeutic, scientific or technical innovation, or whose authorization would be in the interest of public health in the EU. Under the centralized procedure the maximum timeframe for the evaluation of an MAA by the EMA is 210 days, excluding clock stops.
•
“National MAs” are issued by the competent authorities of the EU member states, only cover their respective territory, and are available for product candidates not falling within the mandatory scope of the centralized procedure.

Data and Marketing Exclusivity in the EU

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

Orphan Medicinal Products in the EU

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

Orphan designation must be requested before submitting an MAA. An EU orphan designation entitles a sponsor to incentives such as reduction of fees or fee waivers, protocol assistance, and access to the centralized procedure. Upon grant of a MA, orphan medicinal products are entitled to a ten years of market exclusivity for the approved indication, which means that the competent authorities cannot accept another MAA, or grant a MA, or accept an application to extend a MA for a similar medicinal product for the similar indication for a period of ten years. The period of market exclusivity is extended by two years for orphan medicinal products that have also complied with an agreed pediatric investigation plan (“PIP”). No extension to any supplementary protection certificate can be granted on the basis of pediatric studies for orphan indications. Orphan designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.

The orphan exclusivity period may be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria for which it received orphan designation, including where it is shown that the product is sufficiently profitable not to justify maintenance of market exclusivity or where the prevalence of the condition has increased above the threshold. Additionally, MA may be granted to a similar product for the same indication at any time if (i) the second applicant can establish that its product, although similar, is safer, more effective or otherwise clinically superior; (ii) the applicant consents to a second orphan medicinal product application; or (iii) the applicant cannot supply enough orphan medicinal product.

Pediatric Development in the EU

In the EU, MAAs for new medicinal products have to include the results of studies conducted in the pediatric population, in compliance with a PIP agreed with the EMA’s Paediatric Committee (“PDCO”). The PIP sets out the timing and measures proposed to generate data to support a pediatric indication of the product candidate for which MA is being sought. The PDCO can grant a deferral of the obligation to implement some or all of the measures of the PIP until there are sufficient data to demonstrate the efficacy and safety of the product in adults. Further, the obligation to provide pediatric clinical trial data can be waived by the PDCO when these data is not needed or appropriate because the product is likely to be ineffective or unsafe in children, the disease or condition for which the product is intended occurs only in adult populations, or when the product does not represent a significant therapeutic benefit over existing treatments for pediatric patients. Once the MA is obtained in all the EU member states and study results are included in the product information, even when negative, the product is eligible for six months’ supplementary protection certificate extension (if any is in effect at the time of approval) or, in the case of orphan pharmaceutical products, a two year extension of the orphan market exclusivity is granted.

Post-Approval Requirements in the EU

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

Brexit and the Regulatory Framework in the United Kingdom

Since January 1, 2021, the Medicines and Healthcare products Regulatory Agency (“MHRA”) is the UK’s standalone medicines and medical devices regulator. Between January 1, 2021 and December 31, 2024 and as a result of the Northern Ireland Protocol, different rules applied in Northern Ireland than in England, Wales, and Scotland, together, Great Britain (“GB”); broadly, Northern Ireland continued to follow the EU regulatory regime. On January 1, 2025, a new arrangement called the “Windsor Framework” came into effect and reintegrated Northern Ireland under the regulatory authority of the MHRA with respect to medicinal products. The Windsor Framework removes EU licensing processes and EU labelling and serialization requirements in relation to Northern Ireland and introduces a UK-wide licensing process for medicines.

The UK regulatory framework in relation to clinical trials is governed by the Medicines for Human Use (Clinical Trials) Regulations 2004, as amended, which is derived from the now-repealed EU Clinical Trials Directive. The extent to which the regulation of clinical trials in the UK will mirror the EU CTR in the long term is not yet certain, however, on December 12, 2024, the UK government introduced a legislative proposal - the Medicines for Human Use (Clinical Trials) Amendment Regulations 2024 - that, if implemented, will replace the current regulatory framework for clinical trials in the UK. The UK government has provided the legislative proposal to the UK Parliament for its review and approval. Once the legislative proposal is approved (with or without amendment), it will be adopted into UK law which is expected in early 2026.

The MHRA has introduced changes to national licensing procedures, including procedures to prioritize access to new medicines that will benefit patients, including a 150-day assessment and a rolling review procedure. All existing EU MAs for centrally authorized products were automatically converted or grandfathered into UK MAs, effective in GB (only), free of charge on January 1, 2021, unless the MA holder opted-out. Under the terms of the Windsor Framework, these MAs became valid for the whole of the UK from January 1, 2025. In order to use the centralized procedure to obtain an MA that will be valid throughout the EEA, companies must be established in the EEA. Therefore after Brexit, companies established in the UK can no longer use the EU centralized procedure and instead an EEA entity must hold any centralized MAs. In order to obtain a UK MA to commercialize products in the UK, an applicant must be established in the UK and must follow one of the UK national authorization procedures or one of the remaining post-Brexit international cooperation procedures to obtain an MA to commercialize products in the UK. In addition, an international recognition procedure has been in place since January 1, 2024, which allows the MHRA to take into account the expertise and decision-making of trusted partner agencies, such as the European Medicines Agency, when determining an application for a new UK MA.

There is no pre-MA orphan designation in the UK. Instead, the MHRA reviews applications for orphan designation in parallel to the corresponding MA application. The criteria are essentially the same, but have been tailored for the market, i.e., the prevalence of the condition in the UK, rather than the EU, must not be more than five in 10,000. Should an orphan designation be granted, the period or market exclusivity will be set from the date of first approval of the product in the UK.

Regulation of Combination Products in the EU

The EU regulates medical devices and medicinal products separately, through different legislative instruments, and the applicable requirements will vary depending on the type of drug-device combination product. Guidances have been published to help manufacturers select the right regulatory framework.

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

Rest of the World Regulation

For other countries outside of the EU and the United States, such as countries in Eastern Europe, Latin America, Asia, or Japan, the requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from jurisdiction to jurisdiction. Additionally, the clinical trials must be conducted in accordance with GCP requirements and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.

If we fail to comply with applicable regulatory requirements, we may be subject to, among other things, fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

Other Healthcare Laws

In addition to FDA restrictions on marketing of `pharmaceutical products, other U.S. federal, state and foreign healthcare regulatory laws, regulations and industry codes restrict business practices in the biopharmaceutical industry, which include, but are not limited to, state, federal and foreign anti-kickback, false claims, and transparency laws regarding drug pricing and payments or other items of value provided to physicians and other healthcare providers.

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

HIPAA created new federal criminal statutes that prohibit, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. As with the Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation.

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

Moreover, analogous state and foreign laws, regulations and industry codes may be broader in scope than the provisions described above and may apply regardless of payor. These laws and regulations may differ from one another in significant ways, thus further complicating compliance efforts. For instance, in the EU, many EU member states have adopted specific anti-gift statutes that further limit commercial practices for medicinal products, in particular vis-à-vis healthcare professionals and organizations. Additionally, there has been a recent trend of increased regulation of payments and transfers of value provided to healthcare professionals or entities and many EU member states have adopted regional and national “Sunshine Acts” which impose reporting and transparency requirements, similar to the requirements in the United States, on pharmaceutical companies. Certain countries also mandate implementation of commercial compliance programs, or require disclosure of marketing expenditures and pricing information.

Violation of any of such laws, regulations and industry codes or any other governmental regulations that apply to drug manufacturers may result in significant penalties, including, without limitation, administrative, civil and criminal penalties, damages, fines, disgorgement, contractual damages, reputational harm, diminished profits and future earnings, the curtailment or restructuring of our operations, exclusion from participation in federal and state healthcare programs and imprisonment.

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

In 2011, Directive 2011/24/EU was adopted at the EU level. This Directive establishes a voluntary network of national authorities or bodies responsible for HTA in the individual EU member states. The network facilitates and supports the exchange of scientific information concerning HTAs. Further to this, on December 13, 2021, Regulation No 2021/2282 on HTA, amending Directive 2011/24/EU, was adopted. While the Regulation entered into force in January 2022, it will only begin to apply from January 2025 onwards, with preparatory and implementation-related steps to take place in the interim. Once applicable, it will have a phased implementation depending on the concerned products: oncology and Advanced Therapy Medicinal Products as of 2025, orphan medicinal products as of 2028 and 2030 for all other medicinal products authorized centrally. The Regulation intends to boost cooperation among EU member states in assessing health technologies, including new medicinal products, and provide the basis for cooperation at the EU level for joint clinical assessments in these areas. It will permit EU member states to use common HTA tools, methodologies, and procedures across the EU, working together in four main areas, including joint clinical assessment of the innovative health technologies with the highest potential impact for patients, joint scientific consultations whereby developers can seek advice from HTA authorities, identification of emerging health technologies to identify promising technologies early, and continuing voluntary cooperation in other areas. Individual EU member states will continue to be responsible for assessing non-clinical (e.g., economic, social, ethical) aspects of health technology, and making decisions on pricing and reimbursement.

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

Data Privacy and Security

Privacy, use of AI and data security have become significant concerns around the world including United States, Europe and in many other jurisdictions where we may in the future conduct our operations. As we receive and, process personal and confidential data, we become subject to numerous laws and regulations relating to data privacy, AI and security, such as data breach notification laws, health information laws, AI regulations and consumer protection laws in the United States and abroad including the GDPR and the U.K. GDPR. These laws and regulations are complex and constantly evolving, and any unauthorized access, use, disclosure and other loss of personal data, including by third party vendors providing support services, can result in investigations, proceedings, or actions that lead to significant civil and/or criminal penalties, restrictions on data processing and reputational damage.

C.
Organizational Structure

Certain of our operations are conducted through our following wholly-owned subsidiaries: Ascendis Pharma GmbH (Germany), Ascendis Pharma Endocrinology GmbH (Germany), Ascendis Pharma, Inc. (Delaware, United States), Ascendis Pharma Endocrinology, Inc. (Delaware, United States), Ascendis Pharma Ophthalmology Division A/S (Denmark), Ascendis Pharma Endocrinology Division A/S (Denmark), Ascendis Pharma Bone Diseases A/S (Denmark), Ascendis Pharma Growth Disorders A/S (Denmark), Ascendis Pharma Oncology Division A/S (Denmark), Ascendis Pharma Europe A/S (Denmark), Ascendis Pharma UK Limited (United Kingdom), Ascendis Pharma Iberia S.L. (Spain), Ascendis Pharma France SASU (France), Ascendis Pharma Italia SRL (Italy), Ascendis Pharma Sverige AB (Sweden) and Ascendis Pharma Switzerland GmbH (Switzerland). These subsidiaries are also set forth in Exhibit 8.1 to this annual report.

D.
Property, Plants and Equipment

Our material tangible fixed assets relate to leased facilities, which are recognized and measured as right-of-use assets in the consolidated financial statements. We do not own any of our facilities.

Our corporate headquarters is located in Hellerup, Denmark. In addition, we have offices and research and development facilities in Germany and the United States. Further, we are establishing commercial infrastructure in Europe and currently have sales and representative offices in Germany, France, Spain, Italy, and the United Kingdom. Since we do not own facilities for manufacturing of our products and product candidates for the potential pivotal clinical studies, and/or for commercial manufacturing, we engage with Contract Manufacturing Organizations (“CMOs”) to manufacture commercial and clinical trial supply.

The following table specifies our current material leased facilities and their related activities.

Location	Size (in square meters)	Primary usage	Enforceable lease period	Option to extend the lease beyond enforceable lease period
Denmark
Tuborg Boulevard, Hellerup	12,079	Corporate headquarters, Administration and R&D	July, 2029 - May, 2038	No
Germany
Technologiepark, Heidelberg	3,034	R&D and laboratory facilities	October 2026 - January 2027	Rolling 24 months option to extend
Max-Jarecki-Str., Heidelberg	2,321	Administration, R&D and laboratory facilities	January, 2026	No
United States
Page Mill, Palo Alto, California	6,765	Administration	October, 2033	Option to extend for up to two periods of five years each
Redwood City, California[1]	3,681	R&D and laboratory facilities	April, 2030	Option to extend for additional five years
West Windsor Township, New Jersey	1,097	Selling and administration	December, 2025	Option to extend for additional five years
(1)
Our lease in Redwood City, California is subleased to Eyconis, initially until December 2025. See “Item 7 B. Major Shareholders and Related Party Transactions—Related Party Transactions” for more information about Eyconis.

In February 2022 we entered into a lease in Germany, comprising 11,390 square meters, with a term of 15 years, expected to commence in 2025, where its main activities will be administration, R&D and laboratory functions. In addition, in December 2024, we entered into additional leases in Denmark, comprising an aggregate of 5,141 square meters, each expected to commence in 2025, with a term of 12 years and with an option to terminate earlier, where the main activities will be administration functions.

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

A.
Operating Results

Refer to Part I, Item 5 in our Annual Report on Form 20-F for the financial year ended December 31, 2023 (filed with the SEC on February 7, 2024) for additional discussion of our financial condition and results of operations for the year ended December 31, 2022, as well as our financial condition and results of operations for the year ended December 31, 2023, compared to the year ended December 31, 2022.

Overview

For a description of business highlights in 2024, please refer to “Item 4B. Information on the Company—Business Overview.”

Financial Operations Overview

Income and Expenses

Revenue from sale of commercial products and clinical trial supply is recognized when the customer has obtained control of the goods and it is probable that we will collect the consideration to which we are entitled for transferring the goods. Control is transferred upon delivery. Cost of sales are recognized when the sales takes place. Rendering of services is recognized as revenue over the service period as stipulated under the applicable agreement. License agreements which transfer rights to our intellectual property (“IP”) with significant stand-alone value are classified as “right-to-use,” with revenue recognized at the point in time when the customer can use and benefit from the IP.

Our operating expenses relate to research and development activities and to selling, general, and administration activities. Research and development costs (“R&D costs”) consist primarily of product development and pre-commercial manufacturing costs, preclinical and clinical study costs and costs for process optimizations and improvements performed by Clinical Research Organizations (“CROs”) and Contract Manufacturing Organizations (“CMOs”), salaries and other personnel costs including pension and share-based payment, the cost of facilities, professional fees, cost of obtaining and maintaining our IP portfolio, and depreciation of non-current assets used in research and development activities. Selling, general, and administrative expenses (“SG&A expenses”) comprise salaries and other personnel costs including pension and share-based payment, office supplies, cost of facilities, professional fees, and depreciation and amortization of non-current assets related to selling, general, and administrative activities, and pre-commercial and commercial activities.

A material portion of our operating expenses are denominated in other currencies than the Euro, which expose our operating expenses to volatility. We do not currently enter into derivative financial instruments to manage our exposure to foreign exchange risks.

Operating Assets and Liabilities

Our operating assets and liabilities primarily relate to property, plant and equipment, inventories, receivables, prepayments and accruals for development costs, lease liabilities, trade payables, other liabilities, and contract liabilities. Property, plant and equipment primarily relate to leased facilities which are recognized and measured as right-of-use assets. Our receivables and liabilities are exposed to development in foreign currencies, primarily with respect to the U.S. Dollar. Please refer to the “Foreign Currency Risk” section under “Quantitative and Qualitative Disclosures about Market Risk” in this “Item 5 A. Operating and Financial Review and Prospects—Operating Results” and to Note 17, “Financial Risk Management,” for an analysis of our foreign currency exposure.

We have built up inventories to support the commercialization of SKYTROFA® as well as the launch of YORVIPATH®. In addition to commercial inventories, manufacturing of pre-launch inventories is initiated for late-stage product candidates and is recognized as inventories. However, since pre-launch inventories are not realizable prior to obtaining marketing approvals, pre-launch inventories are immediately written down to zero through research and development costs.

Capital Structure

Our capital structure consists of equity and external borrowings obtained through issuance of convertible senior notes (“convertible notes”) and royalty funding liabilities. We are not subject to any contractually imposed capital requirements or financial covenants. For further details, please refer to “Item 5 B. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

Results of Operations

Comparison of the Years Ended December 31, 2024 and 2023

Financial Highlights (unaudited)

	2024	2023	Change
	(EUR’000)
Revenue	363,641	266,718	96,923
Gross profit	319,383	222,323	97,060
Operating expenses (1)	598,146	677,864	(79,718)
Operating profit/(loss)	(278,763)	(455,541)	176,778
Net profit/(loss) for the year	(378,084)	(481,447)	103,363
Cash flows from/(used in) operating activities	(306,197)	(467,361)	161,164
(1)
Operating expenses comprise research and development costs and selling, general and administrative expenses.

Compared to the year ended December 31, 2023, revenue for the year ended December 31, 2024, primarily benefited from license revenue related to our exclusive license agreements with Novo Nordisk and Eyconis, continued demand growth for SKYTROFA® in the U.S. which was offset by higher sales deductions, and the launch of YORVIPATH® in Europe. Operating loss was €278.8 million, representing an improvement of €176.8 million compared to December 31, 2023, which, in addition to an increase in revenue, was driven by reduced operating expenses. We had a net loss of €378.1 million for the year ended December 31, 2024, which, compared to our operating loss, was driven primarily by non-cash financial items. Refer to section “Finance Income and Finance Expenses” in below section.

Our total equity presented a negative balance of €105.7 million as of December 31, 2024, compared to a negative balance of €145.7 million as of December 31, 2023.

Further details about our results of operations are described in the following sections.

Revenue

The following table summarizes our revenue for the years ended December 31, 2024 and 2023:

	2024	2023	Change
	(EUR’000)
Commercial products	225,728	178,663	47,065
Rendering of services	11,794	21,659	(9,865)
Clinical supply	3,776	319	3,457
Licenses	122,343	66,077	56,266
Total revenue	363,641	266,718	96,923

Revenue for the year ended December 31, 2024 was €363.6 million, representing an increase of €96.9 million compared to last year. This increase was primarily attributable to higher revenue from licenses associated with our exclusive license agreement with Novo Nordisk, signed in November 2024, which includes a $100 million upfront payment, recognized in 2024, and our exclusive license agreement with Eyconis in January 2024 of €27.1 million (non-cash) upfront payment adjusted for internal profit, compared to the $70 million upfront payment received from our exclusive license agreement with Teijin in 2023.

In addition, revenue was positively impacted from increased sales of SKYTROFA in the U.S. and the commercial launch of YORVIPATH in Europe. Revenue for SKYTROFA was negatively impacted by an adjustment to estimates and assumptions for sales deductions of €4.7 million, which were attributable to years prior to January 1, 2024. The adjustment was primarily attributable to a different payer and rebate mix than anticipated, and on which provisions for prior years were based.

Revenue from sale of commercial products were as follows:

	2024	2023	Change
	(EUR’000)
Revenue from commercial products
SKYTROFA®	197,001	178,663	18,338
YORVIPATH®	28,727	—	28,727
Total revenue from commercial products	225,728	178,663	47,065

Cost of Sales

Cost of sales for the year ended December 31, 2024 was €44.3 million, representing a decrease of €0.1 million compared to last year. This decrease was primarily attributable to lower costs under our license and collaboration agreements, partly offset by increased sales of commercial products.

Research and Development Costs

The following table specifies external project costs on the development pipeline and other R&D costs.

	2024	2023	Change
	(EUR’000)
External project costs
TransCon hGH	41,776	63,981	(22,205)
TransCon PTH	6,777	40,580	(33,803)
TransCon CNP	60,609	58,615	1,994
TransCon IL-2 b/g	30,414	31,993	(1,579)
TransCon TLR7/8 Agonist	10,752	33,482	(22,730)
Ophthalmology	—	16,721	(16,721)
Other project costs	1,656	1,025	631
Total external project costs	151,984	246,397	(94,413)
Other research and development costs
Employee costs	131,867	127,002	4,865
Other costs	15,698	21,925	(6,227)
Depreciation and amortization	7,455	10,296	(2,841)
Impairment	—	7,834	(7,834)
Total other research and development costs	155,020	167,057	(12,037)
Total research and development costs	307,004	413,454	(106,450)

R&D costs for the year ended December 31, 2024 were €307.0 million representing a decrease of €106.5 million compared to last year. This decrease was primarily due to:

•
Maturity of our endocrinology rare disease pipeline, especially regarding TransCon hGH and TransCon PTH. In addition, 2024 include reversal (income) of prior period write-downs of pre-launch inventories for TransCon PTH of €12.6 million, due to the commercial launch of YORVIPATH in Europe and the U.S. in 2024;
•
Lower product development activities on our TransCon TLR7/8 Agonist and TransCon IL-2 b/g programs, partly offset by increased clinical trial activities. During the fourth quarter of 2024, we closed enrollment in our BelieveIT-201 clinical trial and to dose expansion cohorts involving TransCon TLR7/8 Agonist in the transcendIT-101 and IL-Believe trials to prioritize our efforts on TransCon IL-2 b/g; and

•
Cessation of ophthalmology expenses, including related employee costs, due to the grant of exclusive rights to develop and commercialize TransCon ophthalmology to Eyconis in January 2024.

Selling, General, and Administrative Expenses

The following table specifies SG&A expenses:

	2024	2023	Change
	(EUR’000)
Selling, general, and administrative expenses
Employee costs	144,181	115,706	28,475
Other costs	139,899	142,598	(2,699)
Depreciation and amortization	7,062	6,106	956
Total selling, general, and administrative expenses	291,142	264,410	26,732

SG&A expenses for the year ended December 31, 2024 was €291.1 million representing an increase of €26.7 million compared to last year. This increase was primarily due to higher employee related expenses and other general and administrative expenses attributable to organizational growth in support of launch of YORVIPATH in Europe and the U.S., partly offset by lower administrative expenses.

Finance Income and Finance Expenses

The following table specifies the result of finance income and expenses, further disaggregated into cash and non-cash items:

	2024	2023	Change
	(EUR’000)
Net finance income/(expenses)
Finance income	25,609	43,857	(18,248)
Finance expenses	(100,027)	(44,065)	(55,962)
Total net finance income/(expenses)	(74,418)	(208)	(74,210)
Specified in cash and non-cash items
Cash items
Finance income received	14,374	17,048	(2,674)
Finance expenses paid	(15,205)	(15,672)	467
Non-cash items
Remeasurement gain/(loss) of financial liabilities	3,874	14,654	(10,780)
Currency gain/(loss)	(27,149)	12,346	(39,495)
Amortization charges, accruals, and other items	(50,312)	(28,584)	(21,728)
Total net finance income/(expenses)	(74,418)	(208)	(74,210)

The development in non-cash items was driven primarily by translation of U.S. dollar denominated monetary positions into Euro, primarily cash and cash equivalents, convertible notes and royalty funding liabilities. The development was further driven by amortization charges, accruals, and other items, primarily due to our royalty funding liabilities which we entered into in September 2023 and September 2024, and from lower remeasurement gains from financial liabilities.

B.
Liquidity and Capital Resources

Our liquidity and capital resources comprise cash and cash equivalents. As of December 31, 2024, these amounted to €559.5 million.

Our expenditures primarily relate to research and development activities and selling, general, and administrative activities to support our business, including our continued development of product and product candidates within Endocrinology Rare Disease and Oncology portfolios, the commercialization of SKYTROFA and YORVIPATH, and expenses made in anticipation of potential future product launches. We manage our liquidity risk by maintaining adequate cash reserves and banking facilities. We monitor the risk of a shortage of funds through a liquidity planning tool to ensure sufficient funds are available to settle liabilities as they become due.

As of December 31, 2024, the consolidated statements of financial position presented a negative balance of equity of €105.7 million. Under Danish corporate law, as Ascendis Pharma A/S, the parent company of the Company, holds a positive balance of equity, the Company is currently not subject to legal or regulatory requirements to re-establish the balance of equity. There is no direct impact from the negative balance of equity to the liquidity and capital resources.

Based on our current operating plan, we believe that our existing capital resources as of December 31, 2024 will be sufficient to meet our projected cash requirements for at least twelve months from the date of this annual report. However, our operating plan may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned.

Historically, we have funded our operations primarily through the issuance of preference shares, ordinary shares (including public offerings and exercise of warrants), convertible debt securities, payments to us made under collaboration agreements, and our royalty funding agreements. Including our initial public offering, since February 2015, we have completed public offerings of American Depositary Shares (“ADSs”), latest in September 2024, with total net proceeds of $2,580.2 million (or €2.259.0 million at the time of the offerings).

Royalty Funding Liabilities

We have entered into capped synthetic royalty funding agreements with Royalty Pharma (the “Purchaser”), which are presented as part of borrowings, and represents the Company’s contractual obligations to pay a predetermined percentage of future commercial revenue until reaching a predetermined multiple of proceeds received, according to the detailed provisions of the synthetic royalty funding agreements.

In September 2024, we entered into a $150.0 million capped synthetic royalty funding agreement (the “Royalty Pharma Yorvipath Agreement”) with the Purchaser. Under the terms of the Royalty Pharma Yorvipath Agreement, we received an upfront payment of $150.0 million (the “Yorvipath Purchase Price”) in exchange for a 3% royalty on net revenue from sales of YORVIPATH in the U.S. (the “Yorvipath Revenue Payments”). The net proceeds were $148.2 million (€134.2 million) after deducting offering expenses. The Yorvipath Revenue Payments to the Purchaser will cease upon reaching a multiple of the Yorvipath Purchase Price of 2.0 times, or 1.65 times if the Purchaser receives Yorvipath Revenue Payments in that amount by December 31, 2029. The Royalty Pharma Yorvipath Agreement includes a buy-out option under various terms and conditions.

In September 2023, we entered into a $150.0 million capped synthetic royalty funding agreement (the “Royalty Pharma Skytrofa Agreement”) with the Purchaser. Under the terms of the Royalty Pharma Skytrofa Agreement, we received an upfront payment of $150.0 million (the “Skytrofa Purchase Price”) in exchange for a 9.15% royalty on net revenue from sales of SKYTROFA in the U.S., beginning on January 1, 2025 (the “Skytrofa Revenue Payments”). The net proceeds were $146.3 million (€136.3 million) after deducting offering expenses. The Skytrofa Revenue Payments to the Purchaser will cease upon reaching a multiple of the Skytrofa Purchase Price of 1.925 times, or 1.65 times if the Purchaser receives Skytrofa Revenue Payments in that amount by December 31, 2031. The Royalty Pharma Skytrofa Agreement includes a buy-out option under various terms and conditions.

Refer to Note 16, “Financial Assets and Liabilities” for further information about our royalty funding liabilities.

Convertible Senior Notes

In March 2022, we issued an aggregate principal amount of $575.0 million of fixed rate 2.25% convertible notes. The net proceeds from the offering of the convertible notes were $557.9 million (€503.3 million), after deducting the initial purchasers’ discounts and commissions, and transaction costs. The coupon interest is payable semi-annually. Unless earlier converted or redeemed, the convertible notes will mature on April 1, 2028. Refer to Note 16, “Financial Assets and Liabilities” for further information about our convertible notes.

Cash requirements

We maintain cash-forecasts to ensure sufficient cash reserves are available to settle liabilities as they come due.

As of December 31, 2024, our cash requirements primarily relate to the following:

•
Semi-annual interest payments and potential repayment (April 1, 2028) of principal amount of convertible notes;
•
Payments to Royalty Pharma under our royalty funding agreements of 3% on net revenue from sales of YORVIPATH in the U.S., and 9.15% on net revenue from sales of SKYTROFA in the U.S., subject to caps as described in above section;
•
Lease obligations related to our office, research and development facilities;
•
Purchase obligations under our commercial supply agreements and related activities;
•
Research and development activities related to clinical trials for our product candidates in clinical development; and
•
Establishing an integrated organization to support the ongoing commercialization of SKYTROFA and YORVIPATH in the U.S. and Europe.

Our cash requirements are determined in Euro applying foreign exchange rates at December 31, 2024. Accordingly, actual cash payments are exposed to development in foreign currencies, primarily with respect to the U.S. Dollar. Refer to “Foreign Currency Risk” section under “Quantitative and Qualitative Disclosures about Market Risk,” above.

Our borrowings comprise convertible notes, royalty funding liabilities and lease liabilities. As of December 31, 2024, short-term (payable within twelve months after the reporting date) and long-term (payable beyond twelve months after the reporting date) cash requirements (on an undiscounted basis) for convertible notes and royalty funding liabilities were €32.3 million and €1,041.2 million, respectively. Expected maturity for royalty funding liabilities is based on anticipated amount and timing of future revenue from sale of commercial products. Further details regarding the payment structure of the royalty funding agreements and convertible notes are provided above.

As of December 31, 2024, the length of non-cancellable leases is up to nine years. Our cash requirements for lease obligations (on an undiscounted basis) are €16.2 million and €91.3 million, on short-term and long-term, respectively. In February 2022, we entered into a facility lease in Germany with an enforceable lease term of 15 years, which is expected to commence in 2025. In addition, in December 2024, we entered into additional leases in Denmark, each expected to commence in 2025, with a term of 12 years and with an option to terminate earlier. As of December 31, 2024, when including the impact of the new leases in Germany and Denmark, which is not recognized as lease liabilities in the consolidated statement of financial position as of December 31, 2024, our short-term and long-term cash requirements for lease obligations (on an undiscounted basis) were expected to be €22.2 million and €167.5 million, respectively. In addition, our lease obligations establish ancillary contractual commitments in relation to utilities, maintenance, levies, and other services. Further, we have commitments related to short-term leases and leases of low value assets, IT and facility related services. Costs relating to those commitments are expensed as incurred.

We have also entered into long-term commercial supply agreements, related to commercial manufacturing of SKYTROFA and YORVIPATH.

Commercial supply agreements may include purchase obligations, usually determined on binding and non-binding supply forecasts, that are subject to continuous negotiation and adjustments according to individual contractual terms and conditions. As of December 31, 2024, our short-term and long-term cash requirements were €64.7 million and €60.2 million, respectively, excluding non-binding commitments for purchase of raw materials and intermediates used in the manufacturing process.

As part of our ordinary activities, we engage third-party CROs to perform clinical trial activities, which primarily are studies for more than one year. We are not subject to contingent liabilities from potential milestone payments related to in-licensing of IP.

We have not entered into any off-balance sheet arrangements or any holdings in variable interest entities. In addition, we are not aware of any significant legal claims or disputes.

Based on our current operating plan, we currently estimate that our existing cash and cash equivalents will be sufficient to fund our operations for at least twelve months from the date of this annual report. However, our operating plan and actual cash requirements may change as a result of many factors. For example our future funding requirements will depend on many factors, including, but not limited to:

•
the manufacturing, selling and marketing costs associated with our products and product candidates, if approved, including the cost and timing of building our sales and marketing capabilities;
•
the timing, receipt, and amount of sales of, or royalties on, approved products and any future products;
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
•
the progress, timing, scope, results and costs of our preclinical studies and clinical trials and manufacturing activities for our products and product candidates, including the ability to enroll patients in a timely manner for clinical trials;
•
the time and cost necessary to obtain regulatory approvals for our products and product candidates and the costs of post-marketing studies that could be required by regulatory authorities;
•
the cash requirements of any future acquisitions or discovery of products or product candidates;
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

Additional funds may not be available if we need them or on terms that are acceptable to us, or at all. If adequate funds are not available to us on a timely basis, we may be required to delay, limit, scale back or cease our research and development and commercialization activities, preclinical studies and clinical trials. Furthermore, uncertainty about the interest rate environment and an increase in interest rates may make it more difficult, costly or dilutive for us to secure additional financing, which may have a negative impact on earnings and cash flow.

The following table summarizes our cash flows for the years ended December 31, 2024 and 2023:

	Year Ended December 31,
	2024	2023	Change
	(EUR’000)
Cash flows from / (used in)
Operating activities	(306,197)	(467,361)	161,164
Investing activities	6,876	286,474	(279,598)
Financing activities	443,929	134,292	309,637
Increase/(decrease) in cash and cash equivalents	144,608	(46,595)	191,203

Cash flows from/(used in) Operating Activities

Cash flows used in operating activities for the year ended December 31, 2024 were €306.2 million, representing a decrease of €161.2 million compared to last year. This improvement was primarily related to higher revenue and reduced operating expenditures, and to further adjustment for changes to non-operating financial income and expenses, taxes and non-cash items of total €168.5 million, partly offset by negative impact from working capital balances with €7.4 million. The negative impact from working capital balances includes $100 million plus indirect taxes related to the upfront payment from our exclusive license agreement with Novo Nordisk, which was subsequently settled in January 2025.

Cash flows from/(used in) Investing Activities

Cash flows from investing activities for the year ended December 31, 2024 were €6.9 million, representing a decrease of €279.6 million compared to last year. This increase was primarily attributable to higher net settlement of marketable securities.

Cash Flows from/(used in) Financing Activities

Cash flows from financing activities for the year ended December 31, 2024, were €443.9 million, representing an increase of €309.6 million compared to the last year. This increase was primarily attributable to our follow-on public offering of ADSs completed in September 2024 with net proceeds of €290.6 million and increased warrant exercise activity of €20.2 million. Similar to 2023, we entered into a $150.0 million capped synthetic royalty funding agreement with Royalty Pharma.

C. Research and Development, Patents and Licenses, etc.

See “Item 4 B. Information on the Company—Business Overview” and “Item 5 A. Operating and Financial Review and Prospects – Operating Results—Financial Operations Overview—Research and Development Costs.”

D. Trend Information

See “Item 5 A. Operating and Financial Review and Prospects—Operating Results.”

E. Critical Accounting Estimates

The consolidated financial statements are prepared in accordance with the IFRS Accounting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), and as adopted by the European Union (“EU”). A description of critical accounting estimates is provided in Note 3, “Significant Accounting Judgements and Estimates” under the Significant Estimation Uncertainties sub-section in the audited consolidated financial statements as of and for the years ended December 31, 2024, 2023 and 2022, of this annual report.

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

Members of Our Board of Directors, Executive Board and Senior Management

Board of Directors

The following table sets forth information with respect to each of our current board members as of the date of this annual report. All members of our board of directors are elected for one year and eligible for re-election at each annual general meeting. Our board of directors currently consists of six members.

The business address of our board members is our registered office address at Tuborg Boulevard 12, DK-2900 Hellerup, Denmark.

Name of Board Member	Age	Position(s)
Albert Cha	52	Chairman and Board Member
Lisa Bright	57	Board Member
William Carl Fairey Jr.	60	Board Member
Lars Holtug, M.Sc.	66	Board Member
Siham Imani	47	Board Member
Jan Møller Mikkelsen	65	President, Chief Executive Officer and Board Member

The following is a brief summary of the business experience of our non-employee board members.

Albert Cha, M.D., Ph.D. has served as a member of our board of directors since November 2014 and as the Chairman of our board of directors since May 2021. Dr. Cha is a Managing Partner with Frazier Life Sciences. He previously was a managing partner at Vivo Capital LLC, a healthcare investment firm, where he has served in various positions, most recently as a managing partner. Dr. Cha previously served as a member of the board of directors of KalVista Pharmaceuticals, Inc., Aclaris Therapeutics, a publicly traded dermatology company, Sierra Oncology, Inc., a publicly traded oncology company, Biohaven Pharmaceutical Holding Company Ltd, a publicly traded clinical-stage biopharmaceutical company targeting neurological diseases and Menlo Therapeutics, Inc., a publicly traded late-stage biopharmaceutical company focused on the treatment of pruritus. Dr. Cha holds a B.S. and an M.S. from Stanford University and an M.D. and a Ph.D. from the University of California at Los Angeles.

Lisa Bright has served as a member of our board of directors since April 2017. Ms. Bright has over 30 years of executive experience in global life sciences companies and over five years’ experience serving as a member of the board of directors of a number of public and private companies. Ms. Bright is currently on the board of Immedica Pharma AB, a pharmaceutical company, and serves as Chair of the board of Metadeq Inc, a medical diagnostics company and DRI Capital, a private equity fund. She previously served as the Chair of the board of Resolution Therapeutics Ltd, a biotechnology company, and as a Non-Executive Director of Dechra Pharmaceuticals PLC, a veterinary pharmaceutical company. She is also an Executive Partner to Syncona Limited, an investment trust dedicated to life science investments. Previously, she served as President International for Intercept Pharmaceuticals, Inc., a biopharmaceutical company, from July 2016 to January 2021, and from November 2014 to July 2016 as Chief Commercial and Corporate Affairs Officer and Senior Vice President, Head of EUCA. During her tenure at Intercept, Ms. Bright oversaw the development of the global launch of an orphan medicine in the United States and Europe, including building the commercial organization in the United States and establishing legal affiliates and teams across Europe and Canada. From 2008 to November 2014, Ms. Bright held various leadership positions at Gilead Sciences Ltd., a biopharmaceutical company, including Vice President, Head of Government Affairs, Europe, Asia, Middle East and Australasia, Vice President and Head of HCV Launch Planning, Vice President and Head of Northern Europe and General Manager, UK and Ireland. Prior to Gilead Sciences, Ms. Bright served in various positions of increasing responsibility at GlaxoSmithKline plc from 1997 to 2006 including Vice President Commercial Planning and Operations and Vice President General Manager NZ and Vice President Head of Sales, UK and Ireland. Prior to that, Ms. Bright also worked at Sanofi from 1992 to 1996 and GlaxoSmithKline from 1989 to 1992. Ms. Bright received her B.Sc. in Pharmacology from University College London, United Kingdom.

William Carl Fairey Jr. has served as a member of our board of directors since September 2022. Mr. Fairey currently serves as Executive Chairman of Respira Therapeutics, Inc., a clinical-stage company developing inhaled therapeutics for cardiopulmonary diseases, a position he has held since January 2022. Since August 2021, Mr. Fairey has also served as a director of Mirum Pharmaceuticals, a publicly-traded biotechnology company developing therapies for rare liver diseases; since November 2023, he has served on the board of Aileron Therapeutics (previously Lung Therapeutics, Inc.), a public clinical-stage biopharmaceutical company; and since June 2024, he has served on the board of KalVista, a publicly-traded pharmaceutical company developing therapies for hereditary angioedema. Prior to Respira, Mr. Fairey was Executive Vice President and Chief Commercial Officer of MyoKardia, Inc., a publicly-traded clinical-stage biopharmaceutical company, from January 2019 until November 2020 when the company was acquired by Bristol-Myers Squibb. From January 2018 until January 2019, Mr. Fairey served as Executive Vice President and Chief Operating Officer of ChemoCentryx, Inc., a publicly-traded biopharmaceutical company developing therapeutics to treat autoimmune diseases, inflammatory disorders and cancer, primarily focused on orphan and rare diseases. Before ChemoCentryx, between 2001 and 2017, Mr. Fairey served in various positions of increasing responsibility at Actelion Pharmaceuticals, including as President of Actelion’s U.S. division, as well as Vice President, Asia Pacific Region, Managing Director and Vice President, Australia Asia Pacific Region, President of Actelion Canada, and Vice President, US Sales and Managed Markets. Mr. Fairey began his pharmaceutical career as Business Director, Healthcare Management for the Parke-Davis Division of Warner-Lambert between 1988 and 2000. Mr. Fairey received a B.S. in Biology from the University of Oregon and an M.B.A. from Saint Mary’s College of California.

Lars Holtug, M.Sc. has served as a member of our board of directors since November 2018. Mr. Holtug was a partner at PricewaterhouseCoopers Statsautoriseret Revisionspartnerselskab (“PwC”) from 1993 to 2015. Mr. Holtug also currently serves as chairman of Erhvervsinvest Management A/S, a private equity firm, Gaming Investment A/S, a gaming solutions provider, and its eleven subsidiaries, and of Caretag A/S, a healthcare technology company. Mr. Holtug also currently serves as a board member of Evaxion Biotech A/S, as well as the Audit Committee Chair and Remuneration Committee member. Previously, he was Chairman of PwC in Denmark from 2005 to 2009. From 2004 to 2015, Mr. Holtug was a member of the Danish Commercial Appeals Board (Erhvervsankenaevnet) and a board member of the Danish Company law association (Dansk Forening for Selskabsret). He was also a member of the Accounting Standards Board of the Federation of State Authorized Accountants in Denmark (Foreningen af Statsautoriserede Revisorer) from 1998 to 2002, and a member of the Auditing Standards Board from 1993 to 1998. Mr. Holtug holds an M.Sc. from Copenhagen Business School and is educated as a state authorized public accountant in Denmark.

Siham Imani has served as a member of our board of directors since September 2022. Ms. Imani currently serves as Executive Vice President of Strategy, Sustainability and Growth at Chiesi Farmaceutici S.p.A., a pharmaceutical company. Before joining Chiesi, Ms. Imani was EVP Corporate Strategy & Business Development at Servier, where she contributed to the Group transformation as a leader in Cardio Metabolism and Oncology. Prior to Servier, Ms. Imani held various positions of increasing responsibility at Ipsen, a French pharmaceutical company specializing in oncology, neuroscience and rare diseases, including Vice President European Business Unit Pediatric Endocrinology, Vice President Commercial Transformation & Support, Vice President Corporate Strategic Planning and Executive Committee Secretary, from 2011 until April 2017. Ms. Imani also worked for Pierre Fabre and Biosense Webster, part of the Johnson & Johnson Family of Companies, from 2005 to 2010. Ms. Imani is also a board member at Lapropan, a pharmaceutical company. Ms. Imani received a Master in Economics and a Master in Chemistry from École Polytechnique in Palaiseau, France and an M.B.A. from Stanford University.

Executive Board and Senior Management

The following table sets forth information with respect to each of the members of our senior management as of the date of this annual report. In addition to serving as members of our senior management, Mr. Mikkelsen, Mr. Smith, Mr. Wolff Jensen, and Ms. Sønderbjerg serve as the members of our executive board. The business address of these individuals is our registered office address at Tuborg Boulevard 12, DK-2900 Hellerup, Denmark.

Name	Age	Position(s)
Jan Møller Mikkelsen	65	President, Chief Executive Officer and Board Member
Flemming Steen Jensen	63	Executive Vice President, Product Supply and Quality
Michael Wolff Jensen, L.L.M.	53	Executive Vice President, Chief Legal Officer
Mads Bodenhoff	56	Senior Vice President, Head of Finance and Principal Accounting Officer
Stina Singel, M.D., Ph.D.	51	Executive Vice President, Head of Clinical Development, Oncology
Scott T. Smith	51	Executive Vice President, Chief Financial Officer
Lotte Sønderbjerg	63	Executive Vice President, Chief Administrative Officer
Kennett Sprogøe, Ph.D.	46	Executive Vice President, Head of Innovation and Research
Aimee Shu, M.D.	48	Executive Vice President, Chief Medical Officer
Jay Donovan Wu	39	Executive Vice President, U.S. President

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

Mads Bodenhoff was appointed as Senior Vice President, Head of Finance and Principal Accounting Officer at Ascendis Pharma in February 2024. Mr. Bodenhoff served as Senior Vice President and Head of Finance of the Company from June 2021 to March 2024. From March 2018 to June 2021, Mr. Bodenhoff served as Chief Financial Officer at NKT Photonics A/S. From September 2014 to February 2018, Mr. Bodenhoff served as Chief Financial Officer at Xellia Pharmaceuticals, a subsidiary of Novo Holdings A/S. From 2007 to 2014, Mr. Bodenhoff served as Vice President Finance and Vice President Corporate Finance at Novozymes A/S, a global biotechnology company. Prior to this, Mr. Bodenhoff had leading financial roles for Novozymes within China and Asia Pacific and Latin and North America. Mr. Bodenhoff currently serves on the board of 4XROBOTS A/S. Mr. Bodenhoff received a Bachelor in Economics from Handelshøjskolen in Slagelse and a Master’s Degree in Business Economics and Auditing from Copenhagen Business School. Mr. Bodenhoff further is educated as a state authorized public accountant in Denmark.

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

Aimee Shu, M.D. was named Executive Vice President of Endocrine and Rare Disease Medical Sciences and Chief Medical Officer in November 2024 after holding positions of increasing responsibility since joining the company in July 2017. These include Vice President and Head of Clinical Development, Endocrinology from May 2022 to November 2024, Vice President, Clinical Development, Endocrine Medical Sciences from January 2021 to November 2024, Senior Medical Director, Clinical Development from January 2019 to December 2020 and Medical Director, Clinical Development from July 2017 to December 2018. Dr. Shu has also served as Clinical Associate Professor of Medicine, Division of Endocrinology at Stanford University School of Medicine since November 2016 and has held positions of increasing responsibility at Stanford since November 2012, including Associate Program Director, Endocrinology Training Fellowship Training Program from July 2015 to July 2017 and Clinical Assistant Professor of Medicine, Division of Endocrinology from November 2012 to October 2016. Prior to 2012, Dr. Shu served as Assistant Professor of Medicine, Division of Endocrinology at Baylor College of Medicine from February 2011 to December 2011 and as Assistant Professor of Clinical Medicine at Columbia University College of Physicians & Surgeons from July 2009 to June 2010. Dr. Shu received her A.B. from Princeton University and her M.D. from Harvard Medical School before completing her residency at Brigham and Women’s Hospital and a Fellowship in Endocrinology at Columbia University Medical Center.

Jay Donovan Wu was appointed as Executive Vice President and U.S. President at Ascendis Pharma in January 2025. Prior to joining Ascendis, Mr. Wu served in various positions of increasing responsibility at Genentech, Inc., a biotechnology company, from July 2012 to January 2025, ending his tenure as Vice President, Head of Rare Diseases Portfolio. Prior to this, Mr. Wu served as a Consultant at Bain & Company. Mr. Wu received a BA in Neuroscience and a BSEc in Finance from the University of Pennsylvania, Wharton School and an MBA from Stanford Graduate School of Business.

B.
Compensation

Compensation of Members of Our Board of Directors and Senior Management

The primary objective of our board of directors and senior management (executive board and non-executive senior management) compensation program is to attract, motivate, reward and retain the managerial talent needed to achieve our business objectives. In addition, the compensation program is intended to compensate all employees at competitive market rates, while recognizing extraordinary accomplishments.

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

Compensation to our senior management comprises salaries, participation in annual bonus schemes, pensions (defined contributions plans), and share-based compensation. Compensation to our board of directors comprises fees and salaries for their membership of the board and committee work, as applicable, and share-based compensation. Mr. Mikkelsen did not receive any separate compensation in respect of his service on the board. Share-based compensation is elaborated in further details in Note 7, “Share-based Payment.”

Compensation cost to the board of directors and senior management is summarized below:

	Board of Directors (1)			Executive Board (2)			Non-executive Senior Management
	2024	2023	2022	2024	2023	2022	2024	2023	2022
	(EUR ‘000)
Compensation
Wages and salaries	482	543	403	4,148	4,375	3,809	3,286	4,673	6,087
Share-based payment	2,169	1,276	1,273	18,334	13,243	11,392	10,266	9,529	8,872
Pensions (defined contribution plans)	—	—	—	57	54	46	98	122	118
Social security costs	—	—	—	118	103	55	52	45	89
Other employee cost	—	—	—	20	20	20	25	40	45
Total compensation	2,651	1,819	1,676	22,677	17,795	15,322	13,727	14,409	15,211
(1)
The Board of Directors comprised six persons in 2024 and six to seven persons in 2023 and 2022.
(2)
The Executive Board comprised four persons in 2024, 2023 and 2022.

Wages and salaries for our senior management set forth in the table above includes bonuses of €3.0 million, €3.9 million and €3.2 million for the years ended December 31, 2024, December 31, 2023 and December 31, 2022.

On March 1, 2024, our board of directors granted an aggregate of 20,610 Restricted Stock Units (“RSUs”) to certain non-employee board members of the company and 158,875 RSUs to certain members of senior management. The aggregate grant date fair value of the RSUs granted was €25.3 million. Also on March 1, 2024, our board of directors granted an aggregate of 92,655 Performance Stock Units (“PSUs”) to certain members of senior management. The aggregated grant date fair value of the PSUs was €13.1 million.

As of December 31, 2024, a total of 29,072 RSUs and 253,091 RSUs were outstanding for non-employee board members and members of senior management, respectively, and a total of 151,924 PSUs were outstanding for members of senior management.

As of December 31, 2024, a total of 127,886 warrants and 1,835,453 warrants were outstanding for non-employee board members and members of senior management, respectively.

The total amount set aside or accrued by us to provide pension, retirement or similar benefits for the members of our board of directors and members of senior management for the year ended December 31, 2024 was €0.

Senior Management Agreements

We have entered into employment or service agreements with our senior management with the below notice periods:

Mr. Mikkelsen’s employment agreement contains a notice period of six months if terminated by Mr. Mikkelsen and twelve months if terminated by Ascendis Pharma.

In addition, in case of a change of control (“change in control period”), Ascendis Pharma would for a period of 12 months have to observe an 18 months’ notice period. Should the position and responsibilities be changed during such change of control period (excluding insignificant changes) Mr. Mikkelsen will be entitled to regard his employment as having been terminated by Ascendis Pharma with twelve months’ notice.

Messrs. M. Jensen, F. Jensen and Ms. Sønderbjerg all have notice periods of three months if terminated by them and six months if terminated by Ascendis Pharma. In addition, for Ms. Sønderbjerg, the notice period may be no less than the notice required pursuant to the rules of the Danish Salaried Employees Act with the addition of two months.

Mr. Bodenhoff’s notice period may be no less than the notice required pursuant to the rules of the Danish Salaried Employees Act, mutually extended with three months’ notice for Mr. Bodenhoff and six months’ notice by Ascendis Pharma.

Dr. Sprogøe’s notice period is one month if terminated by him and six months if terminated by Ascendis Pharma.

Dr. Singel’s, Mr. Wu’s, and Mr. Smith’s employment is at-will and may be terminated by both parties at any time. However, the agreement with Mr. Smith provides that, if terminated by Ascendis Pharma without “cause” or Mr. Smith resigns for “good reason” (as defined in the agreement), he will be eligible to receive continued base salary during a 6 month severance period following termination and continued healthcare coverage during this period. If Mr. Smith’s termination is due to disability, he will be eligible to continued base salary and healthcare coverage for 120 days following termination, and in the event of his death, his estate will be eligible to a lump sum amount equal to three months base salary.

The agreements with certain of the foregoing senior management contain post-termination non-competition covenants that generally may last for a period of twelve months post-termination and entitle the executives to their base salary, or portion thereof, during the period.

Warrant Incentive Program

For information of our warrant incentive program, see Note 7, “Share-based Payment.”

The table below sets forth information regarding outstanding warrants held by those members of our board of directors and senior management who, assuming the exercise of warrants, beneficially own 1% or more of our total outstanding ordinary shares as of December 31, 2024.

Name	Grant Date	Awards granted and outstanding	Awards granted and outstanding, but unvested as of March 1, 2025	Award Exercise Price(s)	Award Expiration Date
Jan Møller Mikkelsen	December 18, 2015	17,000	—	€15.6750	December 18, 2025
	December 14, 2016	180,000	—	€19.4194	December 14, 2026
	December 12, 2017	200,000	—	€31.5995	December 12, 2027
	December 11, 2018	200,000	—	€54.6357	December 11, 2028
	December 10, 2019	120,000	—	€97.4993	December 10, 2029
	December 10, 2020	101,145	—	€145.5045	December 10, 2030
	December 9, 2021	69,466	14,473	€123.4637	December 9, 2031

RSU Program and PSU Program

For information of our RSU and PSU programs, refer to Note 7, “Share-based Payment.”

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

The general meeting of shareholders must elect no fewer than three and no more than ten members to our board of directors. The members of our board of directors are elected for a term expiring at the first annual general meeting following their election.

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

Committees of the Board of Directors

We have an audit committee, a remuneration committee and a nominating and corporate governance committee. We have adopted a charter for each of these committees. Under Danish corporate law, it is not possible to delegate the decision-making authority of the entire board of directors to board committees.

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
•
overseeing orientation of new members of our board of directors, continuing education for existing members, and succession planning for our board or directors, leadership roles on our board of directors and its committees, and members of our senior management;
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

	Selling, General, and Administration (1)	Research and Development, and Commercial Manufacturing	Total
December 31, 2024
Europe	253	413	666
North America	239	112	351
Total	492	525	1,017

	Selling, General, and Administration (1)	Research and Development, and Commercial Manufacturing	Total
December 31, 2023
Europe	169	385	554
North America	185	140	325
Total	354	525	879

	Selling, General, and Administration (1)	Research and Development	Total
December 31, 2022
Europe	135	352	487
North America	170	140	310
Total	305	492	797
(1)
Selling, general, and administration function includes commercial activities, corporate activities and business development.

In 2024, the number of employees engaged with selling, general, and administration increased, primarily due to commercial activities, and extension of corporate functions to support those activities. Further, in connection with formation of Eyconis, a separate company, certain employees of Ascendis Pharma, engaged with research and development in the U.S., joined the newly formed company in 2024. See “Item 7 B. Major Shareholders and Related Party Transactions—Related Party Transactions” for more information about Eyconis.

None of our employees are represented by a labor union. In certain European countries, employees are covered under collective bargaining agreements. We consider our employee relations to be good.

E.
Share Ownership

See “Item 7 A. Major Shareholders and Related Party Transactions—Major Shareholders.” Our board of directors and employees are eligible to own shares of the company through a warrant incentive program and a RSU and PSU program. For information of the programs, see Note 7, “Share-based Payment.” For information regarding the warrants held by members of our board of directors and senior management who, assuming the exercise of warrants, beneficially own 1% or more of our total outstanding ordinary shares as of December 31, 2024, see “Item 6 B. Compensation.”

F.
Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7 Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information relating to the beneficial ownership of our shares as of December 31, 2024, by:

•
each person, or group of affiliated persons, known by us to beneficially own more than 5% of our outstanding ordinary shares;
•
each of our board members; and
•
each member of our senior management, including members of our executive board.

The number of shares beneficially owned by each entity, person, member of our board of directors or senior management is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power, as well as any shares that the individual has the right to subscribe for within 60 days of December 31, 2024, through the exercise of any warrants or other rights. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares owned by that person.

The percentage of shares beneficially owned is computed on the basis of 60,689,487 ordinary shares outstanding as of December 31, 2024, which includes 845,887 ordinary shares represented by ADSs held by Ascendis Pharma A/S. Ordinary shares that a person has the right to subscribe for within 60 days of December 31, 2024 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights but are not deemed outstanding for purposes of computing the percentage ownership of any other person. Additionally, a person is considered to have the right to subscribe for ordinary shares which are subject to outstanding warrants and vested within 60 days of December 31, 2024, although such warrants may only be exercised in prescribed exercise periods. A person is considered to beneficially own ordinary shares which are subject to RSUs that vest within 60 days of December 31, 2024 and a person is not considered to beneficially own ordinary shares subject to PSUs because these awards are subject to performance-based vesting criteria. Unless otherwise indicated below, the address for each beneficial owner listed is c/o Ascendis Pharma A/S, at Tuborg Boulevard 12, DK-2900 Hellerup, Denmark.

Name and Address of Beneficial Owner	Number of Outstanding Shares Beneficially Owned	Number of Warrants Exercisable and RSUs to be Settled Within 60 Days	Number of Shares Beneficially Owned	Percentage of Beneficial Ownership
Entities affiliated with RA Capital Management, L.P. (1)	9,710,428	—	9,710,428	16.0%
Westfield Capital Management Company, LP (2)	5,528,239	—	5,528,239	9.1%
Entities affiliated with FMR LLC (3)	5,114,369	—	5,114,369	8.4%
Avoro Capital Advisors LLC (4)	4,988,888	—	4,988,888	8.2%
Entities affiliated with Artisan Partners LP (5)	4,411,111	—	4,411,111	7.3%
Entities affiliated with Janus Henderson Group plc (6)	4,186,694	—	4,186,694	6.9%
Senior Management and Board Members
Jan Møller Mikkelsen (7)	438,250	904,651	1,342,901	2.2%
Flemming Steen Jensen (8)	5,763	145,905	151,668	*
Michael Wolff Jensen, L.L.M. (9)	—	139,342	139,342	*
Mads Bodenhoff (10)	193	36,381	36,574	*
Stina Singel, M.D., Ph.D. (11)	2,729	77,585	80,314	*
Scott T. Smith (12)	4,017	189,967	193,984	*
Lotte Sønderbjerg (13)	5,763	199,342	205,105	*
Kennett Sprogøe, Ph.D. (14)	6,793	140,280	147,073	*
Aimee Shu, M.D. (15)	1,917	13,732	15,649	*
Albert Cha, M.D., Ph.D. (16)	1,087	20,056	21,143	*
Lisa Bright (17)	1,087	42,619	43,706	*
William Carl Fairey Jr. (18)	164	7,273	7,437	*
Lars Holtug, M.Sc. (19)	1,593	54,514	56,107	*
Siham Imani (20)	364	7,273	7,637	*
Jay Donovan Wu	—	—	—	*

* Indicates beneficial ownership of less than 1% of the total outstanding ordinary shares.

(1)
Consists of 9,710,428 ADSs held by RA Capital Healthcare Fund, L.P. (the “RA Fund”) as reported by Amendment No. 15 to Schedule 13G filed with the SEC on November 14, 2024 by RA Capital Management, L.P. (“RA Capital”). RA Capital Healthcare Fund GP, LLC is the general partner of the RA Fund. The general partner of RA Capital is RA Capital Management GP, LLC, of which Peter Kolchinsky and Rajeev Shah are the controlling persons. RA Capital serves as investment adviser for the RA Fund and may be deemed a beneficial owner of ADSs held by the RA Fund. The RA Fund has delegated to RA Capital the sole power to vote and the sole power to dispose of all securities held in the RA Fund’s portfolio. Because the RA Fund has divested voting and investment power over the reported securities it holds and may not revoke that delegation on less than 61 days’ notice, the RA Fund disclaims beneficial ownership of the securities it holds and therefore disclaims any obligation to report ownership of the reported securities. As managers of RA Capital, Dr. Kolchinsky and Mr. Shah may be deemed beneficial owners of the ADSs beneficially owned by RA Capital. The address of the RA Fund, the RA Capital, Dr. Kolchinsky and Mr. Shah is c/o RA Capital Management, L.P., 200 Berkeley Street, 18th Floor, Boston, MA 02116.
(2)
Consists of 5,528,239 ADSs owned of record by clients of Westfield Capital Management Company, L.P. (“Westfield”) in its capacity as investment advisor, as reported by Amendment No. 3 to Schedule 13G filed on February 11, 2025, by Westfield. Westfield’s clients have the right to receive, or the power to direct the receipt of, dividends or proceeds from the sale of the shares. The address of Westfield is 1 Financial Center, 24th Floor, Boston, MA 02111.
(3)
Consists of an aggregate of 5,114,369 ADSs beneficially owned, or that may be deemed to be beneficially owned, by FMR LLC, certain of its affiliates and other companies as reported on Amendment No. 10 to Schedule 13G filed on February 8, 2024, by FMR LLC. Abigail P. Johnson is a Director, the Chairman and the Chief Executive Officer of FMR LLC. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. FMR LLC has its principal business office at 245 Summer Street, Boston, MA 02210.
(4)
Consists of 4,988,888 ADSs held by Avoro Capital Advisors LLC (“Avoro”) as reported on Amendment No. 2 Schedule 13G filed on November 14, 2024, by Avoro and Behzad Aghazadeh (“Dr. Aghazadeh”). Dr. Aghazadeh is the portfolio manager and controlling person of Avoro. The address of Avoro is 110 Greene Street, Suite 800, New York, NY 10012.
(5)
Consists of an aggregate of 4,411,111 ADSs beneficially owned, or that may be deemed to be beneficially owned, by Artisan Partners Limited Partnership (“APLP”), Artisan Investments GP LLC (“Artisan Investments”), Artisan Partners Holdings LP (“Artisan Holdings”) and Artisan Partners Asset Management Inc. (“APAM”) as reported by Amendment No. 5 to Schedule 13G filed on November 12, 2024. Artisan Holdings is the sole limited partner of APLP and the sole member of Artisan Investments; Artisan Investments is the general partner of APLP; APAM is the general partner of Artisan Holdings. APLP, Artisan Investments, Artisan Holdings and APAM have shared voting power over 3,771,469 shares and shared dispositive power over 4,411,111 shares. The address of APLP, Artisan Investments, Artisan Holdings, and APAM is 875 East Wisconsin Avenue, Suite 800, Milwaukee, WI 53202.
(6)
Consists of an aggregate of 4,186,694 ADSs beneficially owned, or that may be deemed to be beneficially owned, by Janus Henderson Group plc (“Janus Henderson”) as reported on Amendment No. 4 to Schedule 13G filed on November 14, 2024. The address of Janus Henderson is 201 Bishopsgate, EC2M 3AE, United Kingdom.
(7)
Consists of (i) 904,651 ordinary shares that may be subscribed pursuant to the exercise of warrants or that may vest pursuant to RSUs within 60 days of December 31, 2024 by Mr. Mikkelsen and (ii) 438,250 ordinary shares and ADSs beneficially owned by Mr. Mikkelsen, of which 68,470 ordinary shares and ADSs are owned through an entity controlled by Mr. Mikkelsen and 113,548 ordinary shares and ADSs have been pledged as security to lending financial institutions.
(8)
Consists of (i) 145,905 ordinary shares that may be subscribed pursuant to the exercise of warrants or that may vest pursuant to RSUs within 60 days of December 31, 2024 by Mr. Jensen and (ii) 5,763 ADSs held by Mr. Jensen.
(9)
Consists of 139,342 ordinary shares that may be subscribed pursuant to the exercise of warrants or that may vest pursuant to RSUs within 60 days of December 31, 2024 by Mr. Jensen.
(10)
Consists of (i) 36,381 ordinary shares that may be subscribed pursuant to the exercise of warrants or that may vest pursuant to RSUs within 60 days of December 31, 2024 by Mr. Bodenhoff and (ii) 193 ADSs held by Mr. Bodenhoff.
(11)
Consists of (i) 77,585 ordinary shares that may be subscribed pursuant to the exercise of warrants or that may vest pursuant to RSUs within 60 days of December 31, 2024 by Dr. Singel and (ii) 2,729 ADSs held by Dr. Singel.
(12)
Consists of (i) 189,967 ordinary shares that may be subscribed pursuant to the exercise of warrants or that may vest pursuant to RSUs within 60 days of December 31, 2024 by Mr. Smith and (ii) 4,017 ADSs held by Mr. Smith

(13)
Consists of (i) 199,342 ordinary shares that may be subscribed pursuant to the exercise of warrants or that may vest pursuant to RSUs within 60 days of December 31, 2024 by Ms. Sønderbjerg and (ii) 5,763 ADSs held by Ms. Sønderbjerg.
(14)
Consists of (i) 140,280 ordinary shares that may be subscribed pursuant to the exercise of warrants or that may vest pursuant to RSUs within 60 days of December 31, 2024 by Dr. Sprogøe, (ii) 6,763 ADSs held by Dr. Sprogøe, and (iii) 30 ADSs held by family members of Dr. Sprogøe.
(15)
Consists of (i) 13,732 ordinary shares that may be subscribed pursuant to the exercise of warrants or that may vest pursuant to RSUs within 60 days of December 31, 2024 by Dr. Shu and (ii) 1,917 ADSs held by Dr. Shu.
(16)
Consists of (i) 20,056 ordinary shares that may be subscribed pursuant to the exercise of warrants or that may vest pursuant to RSUs within 60 days of December 31, 2024 by Dr. Cha and (ii) 1,087 ADSs held by Dr. Cha
(17)
Consists of (i) 42,619 ordinary shares that may be subscribed pursuant to the exercise of warrants or that may vest pursuant to RSUs within 60 days of December 31, 2024 by Ms. Bright and (ii) 1,087 ADSs held by Ms. Bright.
(18)
Consists of (i) 7,273 ordinary shares that may be subscribed pursuant to the exercise of warrants or that may vest pursuant to RSUs within 60 days of December 31, 2024 by Mr. Fairey and (ii) 164 ADSs held by Mr. Fairey.
(19)
Consists of (i) 54,514 ordinary shares that may be subscribed pursuant to the exercise of warrants or that may vest pursuant to RSUs within 60 days of December 31, 2024 by Mr. Holtug and (ii) 1,593 ADSs held by Mr. Holtug.
(20)
Consists of (i) 7,273 ordinary shares that may be subscribed pursuant to the exercise of warrants or that may vest pursuant to RSUs within 60 days of December 31, 2024 by Ms. Imani and (ii) 364 ADSs held by Ms. Imani.

Record Holders

As of December 31, 2024, assuming that all of our ordinary shares represented by ADSs are held by residents of the United States, 99.9% of our outstanding ordinary shares were held in the United States by two holders of record and 0.1% of our outstanding ordinary shares were held outside of the United States. At such date, there were outstanding 60,507,426 ADSs, each representing one of our ordinary shares, and in the aggregate representing 99.79% of our outstanding ordinary shares. At such date, there were three holders of record registered with the Bank of New York Mellon, depositary of the ADSs. The actual number of holders is greater than these numbers of record holders and includes beneficial owners whose ADSs are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.

B. Related Party Transactions

The following is a description of related party transactions we have entered into since January 1, 2024 with any of our board members, our senior management, the owners of more than five percent of our share capital, and any other related parties.

Employment Agreements and Grants of Warrants and RSUs/PSUs

We have entered into employment agreements with, and granted RSUs and PSUs to, certain members of our senior management. Further, we have issued RSUs to our members of the board of directors. In addition, we are paying fees for board tenure and board committee tenure to the independent members of our board of directors. See “Item 6 B. Directors, Senior Management and Employees—Compensation” for more information.

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

For quantitative details regarding transactions and outstanding balances with associates, including VISEN, please refer to Note 12, “Investments in Associates.”

Eyconis

On January 29, 2024, we announced the formation and launch with Frazier Life Sciences of Eyconis, a separate company created to develop, manufacture, and commercialize TransCon ophthalmology assets globally, together with a $150 million commitment from an investor syndicate that includes Frazier, RA Capital Management, venBio, and HealthQuest Capital. Albert Cha, M.D., Ph.D. the chairman of our board of directors, is a Managing Partner with Frazier Life Sciences.

We have granted Eyconis exclusive rights to develop and commercialize TransCon ophthalmology products globally and received an equity position in the newly formed company. In addition, we are eligible to receive development, regulatory, and sales milestone payments, plus single digit royalties on global net sales of commercialized products, if any. Eyconis is based in Redwood City, California and certain employees of Ascendis joined the newly formed company in 2024.

In connection with the formation of Eyconis, we have provided various administrative and support services under our Transitional Services Agreement. Further, under our Inventory Transfer Agreement and Material Transfer Agreement, we have sold laboratory and office inventory, materials and assigned certain contract manufacturers contracts to Eyconis. In addition, under our Sublease Agreement, we have subleased R&D and laboratory facilities to Eyconis, initially until December 2025.

For quantitative details regarding transactions and outstanding balances with associates, including Eyconis, please refer to Note 12, “Investments in Associates.”

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

Dividends

We do not at present plan to pay cash dividends on our ordinary shares. Under Danish law, the distribution of ordinary and extraordinary dividends requires the approval of a company’s shareholders at a company’s general meeting. Under the Danish Companies Act the general meeting may authorize the board of directors to resolve to distribute extraordinary dividends after presentation of a company’s first financial statements. The authorization may be subject to financial and time restrictions. The shareholders may not distribute dividends in excess of the recommendation from the board of directors and may only pay out dividends from our distributable reserves, which are defined as results from operations carried forward and reserves that are not bound by law after deduction of loss carried forward. The decision to pay out extraordinary dividends shall be accompanied by a balance sheet, and the board of directors determine whether it will be sufficient to use the balance sheet from the annual report or if an interim balance sheet for the period from the annual report period until the extraordinary dividend payment shall be prepared. If extraordinary dividends are paid out later than six months following the financial year for the latest annual report, an interim balance sheet showing that there are sufficient funds shall always be prepared. If a resolution to distribute extraordinary dividends is passed more than six months after the balance sheet date as set out in the company’s latest approved annual report an interim balance sheet showing that sufficient funds are available for distribution must always be prepared.

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

As of December 31, 2024, our board of directors is authorized to increase the share capital as follows:

•
Our board of directors is authorized to increase our share capital by up to 9,000,000 shares with pre-emptive subscription rights for existing shareholders. Capital increases according to this authorization shall be carried out by our board of directors by way of cash contributions. This authorization is valid until May 29, 2029.
•
Our board of directors is authorized to increase our share capital by up to 3,825,000 without pre-emptive subscription rights for existing shareholders. Capital increases according to this authorization can be carried out by our board of directors by way of contributions in kind, conversion of debt and/or cash contributions, and must be carried out at market price as determined in accordance with Danish law. This authorization is valid until May 27, 2026.
•
Our board of directors is authorized to issue 111,992 warrants and to increase our share capital by up to 111,912 shares without pre-emptive subscription rights for existing shareholders in connection with the exercise, if any, of said warrants and to determine the terms and conditions thereof. This authorization is valid until May 28, 2025.
•
Our board of directors is authorized to obtain loans against issuance of convertible bonds which confer the right to subscribe for shares in the Company. The Company’s existing shareholders shall not have pre-emption rights to such shares. Our board of directors is authorized to increase the share capital by up to nominal DKK 9,000,000 by conversion of the convertible bonds. The convertible bonds shall be offered at a subscription price and a conversion price that correspond in aggregate to at least the market price of the shares at the time of the decision of our board of directors to issue the convertible bonds as determined in accordance with Danish law. The loans shall be paid in cash and our board of directors shall determine the terms and conditions for the convertible bonds. This authorization is valid until May 29, 2027.
•
Our board of directors is authorized to issue 948,124 warrants to members of the executive management and employees, advisors and consultants of the Company or our subsidiaries and to increase our share capital by up to 948,124 shares, without pre-emptive subscription rights for existing shareholders in connection with the exercise, if any, of said warrants and to determine the terms and conditions thereof. The exercise price for the warrants shall be determined by the board of directors in consultation with the Company’s advisors and shall at least be equal to the market price of the shares at the time of issuance as determined in accordance with Danish law. This authorization is valid until May 29, 2027.
•
Our board of directors is authorized to issue 1,000,000 warrants to members of the executive management and employees, advisors and consultants of the Company or our subsidiaries and to increase our share capital by up to 1,000,000 shares, without pre-emptive subscription rights for existing shareholders in connection with the exercise, if any, of said warrants and to determine the terms and conditions thereof. The exercise price for the warrants shall be determined by the board of directors in consultation with the Company’s advisors and shall at least be equal to the market price of the shares at the time of issuance as determined in accordance with Danish law. This authorization is valid until May 29, 2029.
•
If our board of directors exercises its authorizations in full, and all warrants and convertible debt instruments are exercised fully (not including already issued warrants and already issued convertible debt instruments), then our share capital will amount to 84,574,603 shares consisting of 84,574,603 shares with a nominal value of DKK 1 each.

The ADSs are listed on the Nasdaq Global Select Market under the symbol “ASND.”

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

Summary of Provisions Regarding the Board of Directors and the Executive Board

Pursuant to our articles of association, our board of directors shall be elected by our shareholders at the general meeting and shall be composed of not less than three and no more than 10 members. The members of the board of directors are elected for a term expiring at the first coming annual general meeting following their election. Board members must retire from the board of directors at the annual general meeting following their 75th birthday. Board members are not required to own any shares of our share capital. The board of directors shall appoint and employ an executive board consisting of one to five members to attend to our day-to-day management, and the board of directors shall determine the terms and conditions of the employment.

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

Liability to Capital Calls by Us

Under our articles of association as well as the Danish Companies Act, our shareholders are not obligated to pay further amounts to us. All our shares are fully paid.

Sinking Fund Provisions

There are no sinking fund provisions or similar obligations relating to our ordinary shares.

Disclosure Requirements

Pursuant to Section 55 of the Danish Companies Act, a shareholder is required to notify us when such shareholder’s stake represents 5% or more of the voting rights in our company or the nominal value accounts for 5% or more of the share capital, and when a change of a holding already notified entails that the limits of 5%, 10%, 15%, 20%, 25%, 50%, 90% or 100%, or 1/3 or 2/3 are reached or no longer reached. The notification shall be given within two weeks following the date when the limits are reached or are no longer reached.

The notification must include information on the date of acquisition or disposal of the shares, the number and, if applicable, the share class, the full name, address and civil registration (“CPR”) number of the shareholder or the name, central business register (“CVR”) number and registered office of the enterprise. If the shareholder has no CPR number or CVR number, such notice must be accompanied by other documentation securing unambiguous identification of the shareholder. The notice must also include information on the denomination or nominal value of the shares and the voting rights attaching to the shares.

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

At the latest, two weeks before a general meeting (inclusive of the day of the general meeting), we shall make the following information and documents available on our webpage:

•
the convening notice,
•
the documents that shall be presented at the general meeting, which will, in the case of the annual general meeting include the annual report, and
•
the agenda and the complete proposals.

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

Limitation on Liability

Under Danish law, members of the board of directors or senior management may be held liable for damages in the event that loss is caused due to their negligence. They may be held jointly and severally liable for damages to the company, the shareholders and to third parties for acting in violation of the articles of association and Danish law.

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

Additionally, we have entered into agreements with our board members and members of our senior management, pursuant to which, subject to limited exceptions, we have agreed to indemnify such board members and members of senior management from civil liability, including (i) any damages or fines payable by them as a result of an act or failure to act in the exercise of their duties currently or previously performed by them; (ii) any reasonable costs of conducting a defense against a claim; and (iii) any reasonable costs of appearing in other legal proceedings in which such individuals are involved as current or former board members or members of senior management.

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

Terms of the Members of Our Board of Directors

Denmark. Under Danish law, the members of the board of directors of a limited liability company are generally appointed for an individual term of one year. There is no limit on the number of consecutive terms the board members may serve. Pursuant to our articles of association, our board members are appointed by the general meeting of shareholders for a term of one year. Election of board members is, according to our articles of association, an item that shall be included on the agenda for the annual general meeting.

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

Our company currently employs more than an average of 35 employees and has done so since 2016. Consequently, from 2018, our employees have been entitled to demand representation on our board of directors. The question will, upon request from the employees, be put to a popular vote among the employees. If more than half of the employees (regardless of whether they participate in the vote) vote in favor of having representation, we must organize an election process.

Additionally, Section 141 of the Danish Companies Act allows for group representation on the board of directors of our company, i.e., that employees of our Danish subsidiaries may demand representation on our board. However, our Danish subsidiaries do not currently have employees. The employees of Ascendis Pharma, Inc., Ascendis Pharma Endocrinology, Inc., Ascendis Pharma GmbH, and Ascendis Pharma Endocrinology GmbH may only demand representation on our board of directors provided that our general meeting adopts a resolution to that effect.

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

Board Member Vacancies

Denmark. Under Danish law, in the event of a vacancy, new board members are elected by the shareholders in a general meeting. Thus, a general meeting will have to be convened to fill a vacancy on the board of directors. However, the board of directors may choose to wait to fill vacancies until the next annual general meeting of the company, provided that the remaining board members can still constitute a quorum. It is only a statutory requirement to convene a general meeting to fill vacancies if the number of remaining members on the board is less than three.

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

Shareholder Proposals

Denmark. According to the Danish Companies Act, extraordinary general meetings of shareholders will be held whenever the board of directors or the appointed auditor requires. In addition, one or more shareholders representing at least 1/20th of the registered share capital of the company may, in writing, require that a general meeting be convened. If such a demand is forwarded, the board of directors shall convene the general meeting within two weeks thereafter.

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

Repurchase of Shares

Denmark. Danish limited liability companies may not subscribe for newly issued shares in their own capital. Such company may, however, according to the Danish Companies Act Sections 196-201, acquire fully paid shares of its own capital, provided that the board of directors has been authorized thereto by the shareholders acting in a general meeting. Such authorization can only be given for a maximum period of five years and the authorization shall fix (i) the maximum value of the shares and (ii) the minimum and the highest amount that the company may pay for the shares. Shares may generally only be acquired using distributable reserves.

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

If a resolution to distribute extraordinary dividends is passed more than six months after the balance sheet date as set out in the company’s latest approved annual report an interim balance sheet showing that sufficient funds are available for distribution must always be prepared.

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

Delaware. Under the Delaware General Corporation Law, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote (subject to limited exceptions), and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors.

C.
Material Contracts

Except as otherwise disclosed in this annual report (including the Exhibits), we are not currently party to any material contract, other than contracts entered into in the ordinary course of business.

D.
Exchange Controls

The Danish Act on Foreign Investment Screening sets out rules on screening of certain foreign direct investments etc. in Denmark (“Danish FDI Rules”). Pursuant to the Danish FDI Rules, a screening mechanism applies to foreign direct investments in certain sensitive sectors where a foreign investor obtains at least 10% ownership or voting rights or equivalent control by other means. The purpose of the Danish FDI Rules is to prevent foreign direct investments and special economic agreements from posing a threat to national security or public order in Denmark, through screening and possible interventions against such investments and agreements. Among the sensitive sectors defined in the Danish FDI rules are companies and entities that are critical infrastructure in Denmark in relation to the production, registration, distribution, and monitoring of prescription drugs.

If a contemplated foreign direct investment in Ascendis Pharma A/S is considered to fall within the scope of the mandatory screening mechanism, the foreign investor is required to apply for prior authorization with the Danish Business Authority. FDI filings, notifications, or approvals may under certain circumstances also be required in non-Danish jurisdictions.

If a foreign investor fails to comply with the Danish FDI Rules, the Danish Business Authority may impose restrictions, including ordering to reverse the investment to suspend the foreign investor’s voting rights.

International trade and financial sanctions are continually evolving. If applicable, such international trade and financial sanctions may under certain circumstances prevent the possibility of export and import of capital, and affect the remittance of dividends, interest and other payments to non-resident holders of shares or ADSs.

In addition, international trade and financial sanctions may restrict the right of non-resident or foreign owners to acquire, transfer, hold or vote the shares and ADSs. Failure to comply with international trade and financial sanctions can lead to criminal and civil liability.

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

Tax Characterization of the ADSs

Under Danish tax law, ADSs may be qualified as shares or financial instruments depending on the specific terms of the ADS.

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

Taxation of Danish Tax Resident Holders of the ADSs

Sale of the ADSs (Individuals)

For individual investors in 2025, gains from the sale of shares are included in the computation of the annual share income subject to 27% tax on the first DKK 63,300 (for cohabiting spouses, a total of DKK 126,600) and at a rate of 42% on share income exceeding DKK 63,300 (for cohabiting spouses over DKK 126,600). Such amounts are subject to annual adjustment and include all share income (i.e., all capital gains and dividends derived by the individual or cohabiting spouses, respectively). The realization principle applies; i.e. the gains or losses are included in the income in the year of disposal.

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

Sale of the ADSs (Companies)

For the purpose of taxation of sales of shares made by corporate shareholders, a distinction is made between Subsidiary Shares, Group Shares, Tax-Exempt Portfolio Shares and Taxable Portfolio Shares (note that the ownership threshold described below is applied on the basis of the number of all shares issued by the company, and not on the basis of the number of the ADSs issued):

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

The actual withholding tax rate is as a starting point 27%, while it can be reduced (0%, 15.4%, 22%) if certain requirements are met. A claim for repayment can be made within the calendar year in which the dividend distribution was approved or the excess tax will offset the corporation income tax for the year. The statute of limitations is three years.

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

Companies residing in certain black-listed countries and holding Subsidiary Shares or Group Shares are subject to 44% withholding tax, unless it can be proved that the beneficial owner of the dividend is a resident of the European Union or the EEA or a state with which Denmark has entered into a tax treaty. Furthermore, such companies are not eligible for refund of dividend withholding taxes.

Non-residents of Denmark are not subject to additional Danish income tax with respect to dividends received on shares. Holders of ADSs are entitled to apply for a refund of Danish withholding tax on dividends paid by the company as set out below.

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

Material U.S. Federal Income Tax Consequences to U.S. Holders

The following discussion describes the material U.S. federal income tax consequences to U.S. Holders (as defined below) under present law of an investment in the ADSs. The effects of any applicable state or local laws, or other U.S. federal tax laws such as estate and gift tax laws, any alternative minimum taxes, or the Medicare contribution tax on net investment income, are not discussed. This summary applies only to U.S. Holders that hold the ADSs as capital assets (generally, property held for investment) and who have the U.S. dollar as their functional currency for U.S. federal income tax purposes. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, U.S. Treasury regulations promulgated thereunder, or the Treasury Regulations, judicial decisions, published rulings and administrative pronouncements of the U.S. Internal Revenue Service, or the IRS, and the income tax treaty between the United States and Denmark, or the Treaty, all as in effect as of the date of this annual report. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

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

As discussed above in “Taxation—Danish Tax Considerations,” payments of dividends by us may be subject to Danish withholding tax. The rate of withholding tax applicable to U.S. Holders that are eligible for benefits under the Treaty is reduced to a maximum of 15%.

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

Dividends will generally constitute foreign-source income for foreign tax credit limitation purposes. Subject to the discussion of the PFIC rules below, any tax withheld with respect to distributions on the ADSs at the rate applicable to a U.S. Holder may, subject to a number of complex limitations, be claimed as a foreign tax credit against such U.S. Holder’s U.S. federal income tax liability or may be claimed as a deduction for U.S. federal income tax purposes. Any amount withheld in excess of the tax rate applicable to a U.S. Holder generally is not eligible to be claimed as a foreign tax credit, regardless of whether such amount is actually refunded or reclaimed. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the ADSs generally will constitute “passive category income.” Certain Treasury Regulations may restrict the availability of a foreign tax credit based on the nature of the tax imposed by the foreign jurisdiction. However, under current IRS guidance, taxpayers generally may elect to determine the creditability of foreign taxes without regard to such restrictions for taxable years ending prior to the year further guidance is issued. The rules with respect to the foreign tax credit are complex and involve the application of rules that depend upon a U.S. Holder’s particular circumstances. You are urged to consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

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

Passive Foreign Investment Company

Under the Code and Treasury Regulations, the determination of PFIC status is fact-specific and cannot be made until after the close of the taxable year in question. Based on our market capitalization and the composition of our income, assets and operations, we do not believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2024. However, this is a factual determination, and the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you we will not be a PFIC for any taxable year. A non-U.S. corporation will be considered a PFIC for any taxable year if either:

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

Item 11 Quantitative and Qualitative Disclosures About Market Risk

Our activities expose us to market risks related to changes in foreign currency exchange rates and interest rates. We do not enter into derivative financial instruments to manage our exposure to such risks. Further, we are exposed to credit risk, liquidity risk and inflation risk. For a description of our exposure to market risks, credit risk and liquidity risk, refer to Note 16, “Financial Assets and Liabilities.” Inflation affects us as our vendors may pass on any increased costs to us and accordingly increase our R&D costs, SG&A expenses and cost of manufacturing. We do not believe that inflation had a material impact on our results of operation for the years ended December 31, 2024 and 2023.

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
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)
•
Issue of ADSs, including issues resulting from a distribution of ordinary shares or rights or other property
•
Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$0.05 (or less) per ADS	• Any cash distribution to you
A fee equivalent to the fee that would be payable if securities distributed to you had been ordinary shares and the shares had been deposited for issue of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to you
$0.05 (or less) per ADS per calendar year	• Depositary services
Registration or transfer fees	• Transfer and registration of ordinary shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Expenses of the depositary	• Cable, (including SWIFT), telex and facsimile transmissions (when expressly provided in the deposit agreement) • Converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, share transfer taxes, stamp duty or withholding taxes	• As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

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

Item 14 Material Modification to the Rights of Security Holders and Use of Proceeds

A. Material Modifications to the Rights of Securities Holders

Not applicable.

B. Use of Proceeds

Not applicable.

Item 15 Controls and Procedures

A. Disclosure Controls and Procedures

Our chief executive officer and principal financial and accounting officers, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of December 31, 2024, have concluded that based on the evaluation of these controls and procedures required by Rule 13a-15(b) of the Exchange Act, our disclosure controls and procedures were effective.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2024. This assessment was performed under the directions and supervision of our Chief Executive Officer and our principal financial and accounting officers and based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission.

A material weakness is a control deficiency, or a combination of control deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected. These control deficiencies could result in a misstatement of the financial statement accounts or related disclosures that would result in a material misstatement in the annual or interim consolidated financial statements that would not be prevented or detected on a timely basis. Based on management’s assessment of those criteria, management has concluded that the design and operating effectiveness of our internal control over financial reporting was effective as of December 31, 2024.

C. Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2024 has been audited by Deloitte Statsautoriseret Revisionspartnerselskab, an independent registered public accounting firm, as stated in their report, which appears in Item 18 below.

D. Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting.

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

	Year ended December 31, 2024		Year ended December 31, 2023
	(EUR’000)%		(EUR’000)%
Audit fees	811	77	739	86
Audit-related fees	147	14	—	—
Tax fees	91	9	122	14
Total	1,049	100	861	100

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

Item 16K Cybersecurity

Cybersecurity Risk Management and Strategy

We have developed and implemented a cybersecurity risk management program intended to safeguard the confidentiality and integrity of the information we collect and process, prevent unauthorized access to our information technology (“IT”) systems and data, and ensure availability of our IT systems and data according to defined business requirements. Our cybersecurity risk management program includes a cybersecurity incident response plan.

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

We have designed our security program around the International Organization for Standardization/International Electrotechnical Commission (“ISO/IEC”) 27001 standard on a strategic and tactical level, while our operational program is maintained in accordance with the Center for Internet Security (“CIS”) Critical Security Controls framework. This does not imply that we meet any particular technical standards, specifications, or requirements, only that we use the ISO/IEC and CIS Controls standards as guides to help us identify, assess, and manage cybersecurity risks relevant to our business.

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

ASCENDIS PHARMA A/S

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Ascendis Pharma A/S

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Ascendis Pharma A/S and subsidiaries (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of profit or (loss) and other comprehensive income or (loss), the consolidated statements of changes in equity, and the consolidated cash flow statements for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

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

Revenue and provisions – US commercial sales deductions – Refer to Notes 2 and 3 to the financial statements

Critical Audit Matter Description

In the United States (US), the Company has entered into pricing agreements that include sales deductions such as prompt pay discounts, shelf stock adjustments and applicable sales rebates attributable to various commercial arrangements, managed healthcare organizations, government programs, and co-pay arrangements. As such, revenue recognition includes variable consideration in the form of sales deductions related to these agreements. Provisions are recognized for the unsettled parts and are a source of significant estimation uncertainty which could have a material impact on reported revenue.

We identified US commercial sales deductions as a critical audit matter due to the significant measurement uncertainty involved in developing the estimates used for these provisions for unsettled sales deductions, as the provisions are based on payer channel mix, current contract prices under eligible programs and current inventory levels in the distribution channels. In addition, significant judgments are involved in determining whether a significant reversal in the amount of revenue recognized will not occur due to commercial arrangements generally being settled within 180 days of the transaction date. This led to significant auditor judgment, effort and subjectivity in applying procedures relating to the Company’s estimate of these provisions.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to US commercial sales deductions included the following, among others:

•
We tested the effectiveness of controls over US commercial sales deductions, including controls over the assumptions and data used to estimate these deductions;
•
We evaluated whether the accounting treatment of US commercial sales deductions is consistent with the relevant accounting standards and the appropriateness of the Company’s methodology to develop the estimates used for their sales deductions provisions based on payer channel mix, current contract prices under eligible programs and current inventory levels in the distribution channels;

•
We selected a sample of US commercial sales deductions claims processed by the Company, and evaluated those claims for consistency with the conditions and terms of the Company’s commercial and governmental pricing agreements;
•
We tested the overall reasonableness of the US commercial sales deductions provisions recorded at period-end by developing an independent expectation and comparing our expectation to the amount recorded by management; and
•
We evaluated the Company’s ability to estimate US commercial sales deductions accurately by considering the historical accuracy of the Company’s estimates in the prior year compared to the actual claims information received in the current year.

/s/ Deloitte Statsautoriseret Revisionspartnerselskab

Copenhagen, Denmark

February 12, 2025

We have served as the Company’s auditor since 2007.

Consolidated Statements of Profit or (Loss) and Other Comprehensive Income or (Loss) for the

Years Ended December 31

	Notes	2024	2023	2022
		(EUR’000)
Consolidated Statement of Profit or (Loss)
Revenue	4	363,641	266,718	51,174
Cost of sales	6, 11	44,258	44,395	12,137
Gross profit		319,383	222,323	39,037
Research and development costs	6, 11	307,004	413,454	379,624
Selling, general, and administrative expenses	6, 11	291,142	264,410	221,227
Operating profit/(loss)		(278,763)	(455,541)	(561,814)
Share of profit/(loss) of associates	12	(20,060)	(18,395)	(17,697)
Finance income	16	25,609	43,857	52,181
Finance expenses	16	100,027	44,065	50,487
Profit/(loss) before tax		(373,241)	(474,144)	(577,817)
Income taxes (expenses)	9	(4,843)	(7,303)	(5,377)
Net profit/(loss) for the year		(378,084)	(481,447)	(583,194)
Attributable to owners of the Company		(378,084)	(481,447)	(583,194)
Basic and diluted earnings/(loss) per share		€(6.53)	€(8.55)	€(10.40)
Number of shares used for calculation (basic and diluted) (1)		57,891,570	56,287,060	56,071,793

		(EUR’000)
Consolidated Statement of Comprehensive Income or (Loss)
Net profit/(loss) for the year		(378,084)	(481,447)	(583,194)
Other comprehensive income/(loss)
Items that may be reclassified subsequently to profit or (loss):
Exchange differences on translating foreign operations		1,062	(2,731)	(327)
Other comprehensive income/(loss) for the year, net of tax		1,062	(2,731)	(327)
Total comprehensive income/(loss) for the year, net of tax		(377,022)	(484,178)	(583,521)
Attributable to owners of the Company		(377,022)	(484,178)	(583,521)
(1)
As of December 31, 2024, 2023 and 2022, a total of 6,204,122, 6,523,784 and 6,864,011 warrants outstanding, respectively, each carrying the right to subscribe for one ordinary share, and 575,000 convertible senior notes which can potentially be converted into 3,456,785 ordinary shares, can potentially dilute earnings per share in the future but have not been included in the calculation of diluted earnings per share because they are antidilutive for the years presented.

Consolidated Statements of Financial Position as of

	Notes	December 31, 2024	December 31, 2023 (Restated)[1]	January 1, 2023 (Restated)[1]
		(EUR’000)
Assets
Non-current assets
Intangible assets	5, 10	4,028	4,419	4,828
Property, plant and equipment	5, 11	98,714	110,634	129,095
Investments in associates	12	13,575	5,686	22,932
Other receivables	16	2,317	2,127	1,920
Marketable securities	16, 17	—	—	7,492
		118,634	122,866	166,267
Current assets
Inventories	13	295,609	208,931	130,673
Trade receivables	16	166,280	35,874	11,910
Income tax receivables		1,775	802	883
Other receivables	16	9,385	19,097	12,833
Prepayments		28,269	38,578	31,717
Marketable securities	16, 17	—	7,275	290,688
Cash and cash equivalents	16, 17	559,543	392,164	444,767
		1,060,861	702,721	923,471
Total assets		1,179,495	825,587	1,089,738

Equity and liabilities
Equity
Share capital	17	8,149	7,749	7,675
Distributable equity		(113,855)	(153,446)	255,673
Total equity		(105,706)	(145,697)	263,348

Non-current liabilities
Borrowings	16, 17	365,080	222,996	95,400
Contract liabilities	14	5,000	5,949	14,213
Deferred tax liabilities	9	7,258	5,830	—
		377,338	234,775	109,613
Current liabilities
Convertible notes, matures in April 2028
Borrowings	16, 17	458,207	407,095	399,186
Derivative liabilities	16, 17	150,670	143,296	157,950
		608,877	550,391	557,136
Other current liabilities
Borrowings	16, 17	33,329	14,174	13,791
Contract liabilities	14	936	1,184	—
Trade payables and accrued expenses	16, 17	96,394	94,566	101,032
Other liabilities		67,956	41,176	31,989
Income tax payables		1,222	2,299	5,490
Provisions	15	99,149	32,719	7,339
		298,986	186,118	159,641
		907,863	736,509	716,777
Total liabilities		1,285,201	971,284	826,390
Total equity and liabilities		1,179,495	825,587	1,089,738

(1)
Restatement relates to adoption of amendments to IAS 1, “Presentation of Financial Statements.” Refer to Note 2 for further details.

Consolidated Statements of Changes in Equity

		Distributable Equity
	Share Capital	Share Premium	Treasury shares	Foreign Currency Translation Reserve	Accumulated Deficit	Total
	(EUR ‘000)
Equity at January 1, 2022	7,646	2,107,739	(21)	3,779	(1,235,508)	883,635
Net profit/(loss) for the year	—	—	—	—	(583,194)	(583,194)
Other comprehensive income/(loss), net of tax	—	—	—	(327)	—	(327)
Total comprehensive income/(loss)	—	—	—	(327)	(583,194)	(583,521)
Transactions with Owners
Share-based payment (Note 7)	—	—	—	—	64,180	64,180
Acquisition of treasury shares	—	—	(134)	—	(105,965)	(106,099)
Transfer under stock incentive programs	—	—	6	—	(6)	—
Capital increase	29	5,124	—	—	—	5,153
Equity at December 31, 2022	7,675	2,112,863	(149)	3,452	(1,860,493)	263,348
Net profit/(loss) for the year	—	—	—	—	(481,447)	(481,447)
Other comprehensive income/(loss), net of tax	—	—	—	(2,731)	—	(2,731)
Total comprehensive income/(loss)	—	—	—	(2,731)	(481,447)	(484,178)
Transactions with Owners
Share-based payment (Note 7)	—	—	—	—	66,660	66,660
Transfer under stock incentive programs	—	—	3	—	(3)	—
Net settlement under stock incentive programs			—	—	(1,812)	(1,812)
Capital increase	74	10,211	—	—	—	10,285
Equity at December 31, 2023	7,749	2,123,074	(146)	721	(2,277,095)	(145,697)
Net profit/(loss) for the year	—	—	—	—	(378,084)	(378,084)
Other comprehensive income/(loss), net of tax	—	—	—	1,062	—	1,062
Total comprehensive income/(loss)	—	—	—	1,062	(378,084)	(377,022)
Transactions with Owners
Share-based payment (Note 7)	—	—	—	—	95,512	95,512
Transfer under stock incentive programs			33		(33)	—
Capital increase (Note 17)	400	340,392	—	—	—	340,792
Cost of capital increase	—	(19,291)	—	—	—	(19,291)
Equity at December 31, 2024	8,149	2,444,175	(113)	1,783	(2,559,700)	(105,706)

Consolidated Cash Flow Statements for the Years Ended December 31

	Notes	2024	2023	2022
		(EUR’000)
Operating activities
Net profit/(loss) for the year		(378,084)	(481,447)	(583,194)
Reversal of finance income		(25,609)	(43,857)	(52,181)
Reversal of finance expenses		100,027	44,065	50,487
Reversal of (gain)/loss on disposal of property, plant and equipment		(91)	5	22
Reversal of income taxes (expenses)		4,843	7,303	5,377
Adjustments for non-cash items:
Non-cash consideration relating to revenue		(27,069)	(2,354)	(2,547)
Share of (profit)/loss of associates		20,060	18,395	17,697
Share-based payment		95,512	66,660	64,180
Depreciation		17,247	18,428	17,514
Impairment of property, plant and equipment		—	7,834	—
Amortization		467	483	444
Changes in working capital:
Inventories		(86,678)	(78,258)	(55,268)
Receivables		(118,607)	(32,773)	(11,531)
Prepayments		10,392	(11,413)	(6,409)
Contract liabilities		(1,197)	(7,080)	8,648
Trade payables, accrued expenses and other liabilities		26,965	3,551	45,943
Increase/(decrease) in provisions		61,968	26,187	6,145
Cash flows generated from/(used in) operations		(299,854)	(464,271)	(494,673)
Finance income received		14,374	17,048	8,271
Finance expenses paid		(15,205)	(15,672)	(9,294)
Income taxes received/(paid)		(5,512)	(4,466)	(3)
Cash flows from/(used in) operating activities		(306,197)	(467,361)	(495,699)
Investing activities
Proceeds from disposal of property, plant and equipment		950	51	—
Acquisition of intangible assets and property, plant and equipment		(1,427)	(2,442)	(14,489)
Reimbursement for acquisition of property, plant and equipment		—	—	9,535
Purchase of marketable securities		—	—	(213,842)
Settlement of marketable securities		7,353	288,865	280,528
Cash flows from/(used in) investing activities		6,876	286,474	61,732
Financing activities
Repayment of borrowings		(11,365)	(10,438)	(6,356)
Net proceeds from borrowings	16	134,158	136,256	503,281
Proceeds from exercise of warrants		30,514	10,286	5,153
Proceeds from follow-on public offering		309,913	—	—
Costs of follow-on public offering		(19,291)	—	—
Acquisitions of treasury shares, net of transactions costs		—	—	(105,305)
Payment of withholding taxes under stock incentive programs		—	(1,812)	—
Cash flows from/(used in) financing activities		443,929	134,292	396,773
Increase/(decrease) in cash and cash equivalents		144,608	(46,595)	(37,194)
Cash and cash equivalents at January 1		392,164	444,767	446,267
Effect of exchange rate changes on balances held in foreign currencies		22,771	(6,008)	35,694
Cash and cash equivalents at December 31		559,543	392,164	444,767
Cash and cash equivalents include:
Bank deposits		559,543	392,164	427,810
Short-term marketable securities		—	—	16,957
Cash and cash equivalents at December 31		559,543	392,164	444,767

Notes to the Consolidated Financial Statements

Note 1—General Information

Ascendis Pharma A/S, together with its subsidiaries, is a global biopharmaceutical company focused on applying its innovative TransCon technology platform to make a meaningful difference for patients. Ascendis Pharma A/S was incorporated in 2006 and is headquartered in Hellerup, Denmark. Unless the context otherwise requires, references to the “Company,” “we,” “us,” and “our,” refer to Ascendis Pharma A/S and its subsidiaries.

The address of the Company’s registered office is Tuborg Boulevard 12, DK-2900 Hellerup, Denmark. The Company’s registration number in Denmark is 29918791.

On February 2, 2015, the Company completed an initial public offering which resulted in the listing of American Depositary Shares (“ADSs”), representing the Company’s ordinary shares, under the symbol “ASND” in the United States on The Nasdaq Global Select Market.

The Company’s Board of Directors (or “Board”) approved these consolidated financial statements on February 12, 2025.

Note 2—Summary of Material Accounting Policies

Basis of Preparation

The consolidated financial statements are prepared in accordance with the IFRS Accounting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), and as adopted by the European Union (the “EU”).

The accounting policies applied when preparing the consolidated financial statements are described in detail below and are applied for all group entities. Significant accounting judgements and sources of estimation uncertainties used when exercising the accounting policies are described in Note 3, “Significant Accounting Judgements and Estimates.”

These consolidated financial statements have been prepared under the historical cost convention, apart from certain financial instruments that are measured at fair value at initial recognition.

New and Amended IFRS Accounting Standards and Interpretations

The Company has applied amendments to paragraphs 69 to 76 of IAS 1, “Presentation of Financial Statements,” which was effective for annual reporting periods beginning on or after January 1, 2024, and must be applied retrospectively. The amendments to IAS 1 specify the requirements for classifying liabilities as current or non-current. The amendments clarify:

•
What is meant by a right to defer settlement;
•
That a right to defer must exist at the end of the reporting period;
•
That classification is unaffected by the likelihood that an entity will exercise its deferral right; and
•
That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification.

The convertible senior notes (“convertible notes”) include an embedded equity conversion option which is not deemed closely related to the financial liability and was initially recognized and measured separately at fair value as derivative liabilities based on the stated terms upon issuance of the convertible notes. The conversion option is classified as a foreign currency conversion option and thus not convertible into a fixed number of shares for a fixed amount of cash. Accordingly, the conversion option is subsequently recognized and measured as a derivative liability at fair value through profit or loss, with any subsequent remeasurement gains or losses recognized as part of finance income or expenses.

Since the embedded derivative is not an equity instrument under IFRS, the amendments require the convertible notes (presented as part of borrowings in the statement of financial position) and derivative liabilities, presented as non-current liabilities as of December 31, 2023, to be presented as current liabilities. The amendments require presentation of the convertible notes as current liabilities even though: the initial conversion price of $166.34 per ADS is not met; the conversion would not require cash settlement; and, the convertible notes do not mature until April 1, 2028. Further details, including (cash) maturity analysis are provided in Note 16, “Financial Assets and Liabilities.” On December 31, 2023, the carrying amount of convertible notes and derivative liabilities were €407.1 million and €143.3 million, respectively. Comparative amounts have been reclassified to reflect the change to presentation, including a third statement of financial position as of the beginning of the preceding period i.e. January 1, 2023.

On December 31, 2023, lease liabilities were presented separately in the consolidated statements of financial position. As of December 31, 2023, carrying amount of lease liabilities was €84.6 million and €14.2 million, for non-current liabilities and current liabilities, respectively. Since March 31, 2024, lease liabilities are presented as part of borrowings in the consolidated statements of financial position. Comparative amounts have been reclassified to reflect the change in presentation.

Accordingly, since March 31, 2024, borrowings comprise convertible notes, royalty funding liabilities, and lease liabilities, where convertible notes are presented separately as “Current liabilities - Convertible notes, matures in 2028.” The change to presentation had no other impact on the consolidated financial statements. Refer to Note 16, “Financial Assets and Liabilities” for a specification of borrowings.

The applied amendments had no other impact on the consolidated financial statements.

Other IFRS Accounting Standards and Interpretations

Other amendments apply for the first time in 2024, but do not have an impact on the consolidated financial statements.

Going Concern

The Company’s Board of Directors has at the time of approving the consolidated financial statements, a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future. Thus, the Company continues to adopt the going concern basis of accounting in preparing the consolidated financial statements.

Basis of Consolidation

The consolidated financial statements include the parent company, Ascendis Pharma A/S, and all enterprises over which the parent company has control. Control of an enterprise exists when the Company has exposure, or rights to, variable returns from its involvement with the enterprise and has the ability to control those returns through its power over the enterprise. Accordingly, the consolidated financial statements include Ascendis Pharma A/S and the subsidiaries listed in Note 20, “Investments in Group Enterprises”.

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

Investments in Associates

An associate is an entity over which the Company has significant influence over financial and operational decisions but without having control or joint control. The Company’s associates are accounted for using the equity method and initially recognized at cost. Thereafter, the carrying amount of the investment is adjusted to recognize changes in the Company’s share of net assets of the associates since the acquisition or establishment date.

The consolidated statements of profit or loss include the Company’s share of result after tax of the associates after any adjustments made to bring the associates accounting policies in line with those of the Company. Transactions between the associates and the Company are eliminated proportionally according to the Company’s interest in the associates. Unrealized gains and losses resulting from transactions between the Company and its associates are eliminated to the extent of the Company’s interest in the associates.

On each reporting date, the Company determines whether there are indications that the investment is impaired. If there is such evidence, the amount of impairment is calculated as the difference between the recoverable amount of the associate and its carrying amount. Any impairment loss is recognized in the consolidated statements of profit or loss.

Foreign Currency

Functional and Presentation Currency

Items included in the consolidated financial statements are measured using the functional currency of each group entity. Functional currency is the currency of the primary economic environment in which the entity operates. The consolidated financial statements are presented in Euros (or “EUR”), which is also the functional currency of the parent company.

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

Revenue from Commercial Products

Revenue is recognized when the customer has obtained control of the goods and it is probable that the Company will collect the consideration to which it is entitled for transferring the goods. Control is transferred upon delivery.

Revenue is measured at the contractual sales price, reflecting the consideration received or receivable from customers, net of value added taxes, and provisions for a variety of sales deductions such as prompt pay discounts, shelf stock adjustments and applicable sales deductions attributable to various commercial arrangements, managed healthcare organizations, government programs, and co-pay arrangements. In addition, goods are principally sold on a “sale-or-return” basis, where customers may return products in line with the Company’s return policy. Sales deductions and product returns are considered variable consideration and are estimated at the time of sale using the expected value method. The amount of variable consideration that is included in the transaction price may be constrained and is included in the net contractual price only to the extent that it is probable that a significant reversal will not occur.

Unsettled sales deductions and product returns are recognized as provisions when timing or amount is uncertain. Payable amounts that are absolute are recognized as other liabilities. Sales discounts and deductions that are payable to customers are offset in trade receivables.

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

For collaboration and license agreements that contain multiple promises to the customer, the promises are identified and accounted for as separate performance obligations if these are distinct. If promises are not distinct, those goods or services are combined with other promised goods or services until a bundle of goods or services that is distinct is identified.

The transaction price in the contract is measured at fair value and reflects the consideration the Company expects to be entitled to in exchange for those goods or services. Under license agreements, the transaction price may include up-front payments, royalty and milestone payments.

Sales-based royalty and sales-based milestone income promised in exchange for a license of intellectual property is recognized as revenue at the later of the occurrence of subsequent sale or satisfaction of the performance obligation to which some or all of the royalty or milestone has been allocated. Milestone income related to regulatory activities is included in the transaction price at the point in time that it is highly probable that the applicable milestone criteria is met.

The transaction price is allocated to each performance obligation according to their stand-alone selling prices and is recognized when control of the goods or services is transferred to the customer, either over time or at a point in time, depending on the specific terms and conditions in the contracts. License agreements, which transfer rights to the Company’s intellectual property (“IP”), are classified as “right-to-access”, with revenue recognized over time, or as “right-to-use” with revenue recognized at a point in time.

Sale of clinical trial supply is recognized as revenue when the customer has obtained control of the goods and it is probable that the Company will collect the consideration to which it is entitled for transferring the goods. Control is transferred upon delivery. Rendering of services is recognized as revenue over the service period as stipulated under the applicable agreement.

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

Selling, General, and Administrative Expenses

Selling, general, and administrative expenses comprise salaries and other personnel costs including pension and share-based payment, office supplies, cost of facilities, professional fees, and depreciation of non-current assets related to selling, general and administrative activities, including pre-commercial and commercial activities. Selling, general, and administrative expenses are recognized in the consolidated statement of profit or loss when incurred.

Share-based Incentive Programs

Share-based incentive programs comprise warrant programs, Restricted Stock Unit programs (“RSU-programs”) and Performance Stock Unit Programs (“PSU-programs”) which are classified as equity-settled share-based payment transactions.

The cost of equity-settled transactions is determined by the fair value at the date of grant. For warrant programs, the fair value of each warrant granted is determined using the Black-Scholes option-pricing model. For RSU-programs and PSU-programs, the fair value of each RSU or PSU granted is equal to the closing share price on the date of grant of the underlying ADS. Any social security contributions payable in connection with the grant or exercise of the warrants are recognized as expenses when incurred. The assumptions used for estimating the fair value of share-based payment transactions are disclosed in Note 7, “Share-based Payment.”

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

Property, Plant and Equipment

Property, plant and equipment primarily comprises leasehold improvements, office facilities, and process equipment and tools which are located at CMOs. Property, plant and equipment also includes right-of-use assets. Refer to the separate section “Leases.”

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

Property, plant and equipment is written down to the lower of recoverable amount and carrying amount, as described in the “Impairment” section below. Depreciation and impairment losses of property, plant and equipment is recognized in the consolidated statement of profit or loss as cost of sales, research and development costs or as selling, general, and administrative expenses, as appropriate.

Gains and losses on disposal of property, plant and equipment are recognized in the consolidated statement of profit or loss at its net proceeds, as either research and development costs or as selling, general, and administrative expenses, as appropriate.

Impairment of Non-current Assets

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

For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are largely independent cash inflows, or cash-generating units, which for goodwill represent the lowest level within the enterprise at which the goodwill is monitored for internal management purposes. Prior impairments of non-current assets, other than goodwill, are reviewed for possible reversal at each reporting date.

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

If net realizable value is lower than cost, a write-down is recognized as the excess amount by which cost exceeds net realizable value, as part of cost of sales, or selling, general, and administrative expenses, as appropriate. The amount of reversal of write-down of inventories arising from an increase in net realizable value is recognized as a reduction in cost of sales in the period in which the reversal occurs.

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

Prepayments

Prepayments comprise advance payments relating to a future financial year. Prepayments are measured at cost.

Marketable Securities

Marketable securities may comprise government bonds, treasury bills, commercial papers, and other securities traded on established markets.

At initial recognition (trade-date), contractual terms of individual securities are analyzed to determine whether these give rise on specified dates to cash flows that are solely payments of principal and interest on the principal outstanding (“SPPI-test”). All marketable securities held at the reporting date have passed the SPPI-test.

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

Allowance for Expected Credit Losses on Financial Assets

Financial assets comprise receivables (excluding receivables relating to VAT, other indirect tax and income tax), marketable securities, and cash and cash equivalents. Impairment of financial assets is determined on the basis of a forward-looking Expected Credit Loss (“ECL”) model. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and the cash flows expected to be received, discounted by an approximation of the original effective interest rate.

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

Retained earnings/(accumulated deficit) represents the accumulated profits or losses from the Company’s operations, including corresponding entries to share-based payments recognized in the consolidated statement of profit or loss. In addition, premiums from acquisition and sale of treasury shares are recognized as part of this reserve. A positive reserve is available to be distributed as dividends to the Company’s shareholders.

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

The financial liability is subsequently measured at amortized cost until it is extinguished on conversion, upon optional redemption or repayment at maturity. Convertible notes are presented as borrowings, together with the derivative liabilities on the statement of financial position, separately under current liabilities as “Convertible notes, matures in April 2028.”

Royalty Funding Liabilities

Royalty funding liabilities relate to the Company’s contractual obligations to pay a predetermined percentage of future revenue from sale of commercial products until reaching a predetermined multiple of proceeds received, pursuant to the detailed provisions of the capped synthetic royalty funding agreements.

Where relevant, royalty funding liabilities are separated into a financial liability and embedded derivative components based on the terms and conditions of the applicable royalty funding agreement. Embedded derivative components are accounted for separately, unless these are deemed closely related to the financial liability. The royalty funding agreements include a buy-out option where the value is dependent on non-financial variables that are specific to the Company. Accordingly, the buy-out option is not accounted for separately as a derivative.

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

Royalty funding liabilities that are classified as a financial liability are presented as part of borrowings in the statement of financial position.

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

Lease liabilities are presented as part of borrowings in the statement of financial position.

Provisions

Provisions comprise unsettled sales deductions and product returns regarding revenue from sale of commercial products where amount or timing of payment is uncertain.

Provisions for sales deductions attributed to various commercial arrangements, managed healthcare organizations, government programs, and co-pay arrangements are recognized when the related sales takes place and measured using the expected value method. Payable amounts for managed healthcare organizations and government programs are generally settled within 180 days from the transaction date.

Provisions for estimated product returns are measured according to the contractual sales price based on expected product returns.

Trade Payables and Accrued Expenses

Trade payables and accrued expenses are measured at amortized cost.

Other Liabilities

Other liabilities comprise payables to public authorities, short-term employee benefits, and sales deductions. Other liabilities are measured at their net-realizable values.

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

Cash flows from investing activities include payments in connection with acquisition, development, improvement and sale, etc., of property, plant and equipment, investments in associates and marketable securities.

Cash flows from financing activities comprise payments related to the capital structure of the Company, including changes in the share capital and treasury shares, and issuance and repayments under the Company’s borrowing activities.

The effect of exchange rate changes on cash and cash equivalents held or due in a foreign currency is presented separately from cash flows from operating, investing and financing activities. Cash flows in currencies other than the functional currency are recognized in the cash flow statement, using the average exchange rates.

Cash and cash equivalents comprise cash and on-demand bank deposits with financial institutions and highly liquid marketable securities with a maturity of three months or less after the date of acquisition.

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

IFRS 18, “Presentation and Disclosure in Financial Statements”

In April 2024, the IASB issued IFRS 18, “Presentation and Disclosure in Financial Statements” (“IFRS 18”), which replaces IAS 1, “Presentation in Financial Statements.” IFRS 18 introduces new categories and subtotals in the statement of profit or loss, into:

•
Operating activities;
•
Investing activities;
•
Financing activities;
•
Income taxes; and
•
Discontinued operations.

In addition, IFRS 18 includes new requirements for the location, aggregation and disaggregation of financial information, and disclosure of management-defined performance measures, as defined, if any. IFRS 18 does not include any measurement changes.

If approved by the EU, the amendments will be effective for annual reporting periods beginning on or after January 1, 2027, and must be applied retrospectively, with early adoption permitted. While IFRS 18 will change the structure and subtotal in the statement of profit or loss, the full impact from implementing IFRS 18 is currently being analyzed by the Company.

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

There have been no changes to the application of significant accounting judgements, or estimation uncertainties regarding accounting estimates compared to December 31, 2023.

Significant Accounting Judgements

Significant accounting judgements which have a material impact on the consolidated financial statements are described in the following sections.

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

Revenue and Provisions

Provisions for Sales Deductions and Product Returns

Sales deductions and product returns are considered variable consideration and constrained to the extent that a significant reversal in the amount of recognized revenue will not occur when the uncertainties associated with the rebate or chargeback item are subsequently resolved, or for product returns, when the products are distributed to patients.

Provisions for unsettled sales deductions and product returns are estimated on the basis of a percentage of sales as defined by individual agreements and contracts, and for government rebates by individual state- and plan agreements. Further inputs to the calculations are based on payer channel mix, current contract prices under eligible programs and current inventory levels in the distribution channels. Inputs to the calculations are subject to estimation and assumptions and are based on historical experience and other factors that are relevant, and which are available at the reporting date. Provisions are adjusted to absolute amounts and recognized as other liabilities when estimated sales deductions are processed.

As of December 31, 2024, provisions for sales deductions and product returns were €99.1 million compared to €32.7 million, as of December 31, 2023. The development in total provisions is disclosed in Note 15, “Provisions.” Due to the nature of these provisions, it is not practicable to give meaningful sensitivity estimates due to the large volume of variables that contribute to the overall rebates, chargebacks, product returns and other sales deductions. Provisions are reviewed and adjusted regularly considering contractual terms, regulatory obligations, payer trends, historical experiences and market projections.

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

Warrant compensation cost recognized in the consolidated statement of profit or loss was €19.7 million, €28.8 million and €55.2 million for the years ended December 31, 2024, 2023 and 2022, respectively. Changes to inputs applied to the Black-Scholes option-pricing model could affect the warrant compensation cost. Refer to Note 7, “Share-based Payment,” for additional details.

Valuation of Embedded Derivatives

Foreign currency conversion options embedded in the convertible notes are accounted for separately as derivative liabilities at fair value through profit or loss.

Fair value cannot be measured based on quoted prices in active markets, or other observable input, and accordingly, derivative liabilities are measured by use of valuation techniques in the form of the Black-Scholes option-pricing model. Subjective judgements and assumptions, which are subject to estimation uncertainties, need to be exercised in determining the appropriate unobservable input to the valuation model (Level 3 in the fair value hierarchy). This includes volatility of the Company’s share price for a historic period, reflecting the assumption that the historical volatility is indicative of a period similar to the expected lifetime of the options.

As of December 31, 2024, the valuation of the derivative liabilities was €150.7 million compared to €143.3 million as of December 31, 2023. Changes in assumptions relating to these factors could affect the reported fair value of derivative liabilities. Refer to Note 16, “Financial Assets and Liabilities,” for additional details.

Measurement of Royalty Funding Liabilities

The carrying amount of royalty funding liabilities is measured according to anticipated future cash flows, which further depends on the amount and timing of future revenue from sale of commercial products. Assumptions that impact the amount and timing of future sale of commercial products are subject to estimation uncertainties, and are subject to a number of factors which are not within the Company’s control.

As of December 31, 2024, the carrying amount of the royalty funding liabilities was €305.4 million compared to €138.4 million as of December 31, 2023. As of December 31, 2024, royalty funding liabilities comprised two agreements compared with one agreement as of December 31, 2023. The Company will periodically revisit the anticipated amount and timing of future sale of commercial products and to the extent such amount or timing is materially different from the previous estimates, a remeasurement gain or loss is recognized through the profit or loss as finance income or expenses, as appropriate, which would further increase or decrease future interest expenses. Refer to Note 16, “Financial Assets and Liabilities” for additional details.

Note 4—Revenue

Revenue has been recognized in the consolidated statements of profit or loss with the following amounts:

	2024	2023	2022
	(EUR’000)
Revenue
Commercial products	225,728	178,663	35,659
Rendering of services	11,794	21,659	4,434
Clinical supply	3,776	319	8,534
Licenses	122,343	66,077	2,547
Total revenue	363,641	266,718	51,174
Attributable to
Commercial customers	225,728	178,663	35,659
Collaboration partners and license agreements	137,913	88,055	15,515
Total revenue	363,641	266,718	51,174
Specified by timing of recognition
Recognized over time	11,794	21,659	4,434
Recognized at a point in time	351,847	245,059	46,740
Total revenue	363,641	266,718	51,174
Specified per geographical area
Europe (1)	123,336	869	552
North America	233,220	191,677	44,156
Rest of world	7,085	74,172	6,466
Total revenue	363,641	266,718	51,174
(1)
For the year ended December 31, 2024, Denmark, the country of domicile, contributed with €95.4 million of revenue.

Commercial Customers

Revenue attributable to commercial customers by product were as follows:

	2024	2023	2022
	(EUR’000)
Revenue from commercial products
SKYTROFA®	197,001	178,663	35,659
YORVIPATH®	28,727	—	—
Total revenue from commercial products	225,728	178,663	35,659

Revenue from sales of SKYTROFA® is primarily sold to specialty pharmacies and specialty distributors in the U.S. market, and to wholesalers and pharmacies in Germany. Revenue from sale of SKYTROFA for the year ended December 31, 2024, was negatively impacted by an adjustment to estimates and assumptions for sales deductions of €4.7 million, which was related to periods prior to January 1, 2024. The adjustment was primarily attributable to a different payer and rebate mix than anticipated, and on which provisions for prior years were based.

In November 2023, TransCon PTH received marketing approval in the EU and European Economic Area countries and is marketed as YORVIPATH®. In August 2024, TransCon PTH received marketing approval in the U.S. and is marketed in the U.S. as YORVIPATH. The Company began selling YORVIPATH, primarily to pharmacies in Europe in the first quarter of 2024, and to specialty pharmacies in the U.S. in December 2024. In addition, the Company began selling YORIVPATH to distributors in the second quarter of 2024.

For the years ended December 31, 2024 and 2023, four commercial customers represented more than 10% of sales to commercial customers.

Collaboration Partners and License Agreements

Revenue attributable to collaboration partners and license agreements relates to Novo Nordisk A/S (“Novo Nordisk”), Eyconis, Inc. (“Eyconis”), Teijin Limited (“Teijin”) and VISEN Pharmaceuticals (“VISEN”). Under the collaboration agreements, the Company also provides various research and development services which are invoiced to collaboration partners. Revenue for these activities is presented as part of “Rendering of services.” Employment costs related to these activities are presented as Research and Development Costs in the consolidated statement of profit or loss.

Novo Nordisk

In November 2024, the Company entered into a research and development collaboration and license agreement (the “Novo Nordisk Agreement”) with Novo Nordisk pursuant to which the Company granted Novo Nordisk an exclusive worldwide license to the TransCon technology platform to develop, manufacture and commercialize Novo Nordisk proprietary products (including Semaglutide) in metabolic diseases (including obesity and type 2 diabetes) and a product-by-product exclusive license in cardiovascular diseases (the “IP”).

The Novo Nordisk Agreement includes provisions requiring at least one TransCon Semaglutide product and at least one other TransCon technology-based product to be identified, developed and commercialized in metabolic diseases to maintain certain exclusivities in the field, with additional provisions for cardiovascular diseases. Under the terms of the Novo Nordisk Agreement, Novo Nordisk also receives exclusive rights to expand any resulting metabolic disease products into other therapeutic areas. The lead program in the collaboration is a once-monthly TransCon Semaglutide product candidate that will initially target obesity and type 2 diabetes.

Under the Novo Nordisk Agreement, the Company has the potential to receive total payments of up to $285 million in upfront, development and regulatory milestone payments for the lead program. In addition, the Company has the potential to receive sales-based milestone payments and tiered royalties on global net sales. The $285 million includes an upfront fee of $100 million for the exclusive license. For each additional metabolic or cardiovascular disease product candidate, the Company will be eligible to receive payments of up to $77.5 million in development and regulatory milestone payments. In addition, the Company has the potential to receive sales-based milestone payments and tiered royalties on global net sales. Novo Nordisk agreed to pay royalties for each potential licensed product developed under the agreement that are an escalating tiered, mid-single digit percentage of the annual net sales of such licensed product and are subject to reduction due to patent valid claim expiration, biosimilar product market share, payment made under certain licenses for third party intellectual property and Inflation Reduction Act price negotiations.

Under the Novo Nordisk Agreement, the Company agreed to conduct certain pre-agreed early research and development of TransCon product candidates under the collaboration and is eligible to receive cost reimbursement from Novo Nordisk for its performance of such research and development activities under the Novo Nordisk Agreement with respect to such TransCon product candidates. Novo Nordisk is responsible for any other non-clinical and clinical development, regulatory, commercial manufacturing, and commercialization of such TransCon product candidates, and all costs associated with such activities.

Subject to the terms of the Novo Nordisk Agreement, the Company granted Novo Nordisk an exclusive, worldwide, royalty-bearing license, with the right to grant sublicenses, to use its proprietary TransCon technology platform to develop, manufacture and commercialize Novo Nordisk proprietary products in metabolic diseases (including obesity and type 2 diabetes) and a product-by-product exclusive license in cardiovascular diseases. Additionally, the Company granted Novo Nordisk an exclusive, worldwide, royalty-bearing license, with the right to grant sublicenses, to use its proprietary TransCon technology platform to develop, manufacture and commercialize GLP-1 receptor products using the TransCon technology for all indications, except for (i) certain pre-agreed rare endocrine indications, (ii) all indications in respect of the eye and adnexa and (iii) all indications in respect of oncology.

Unless earlier terminated, the Novo Nordisk Agreement has a royalty term that continues, on a per licensed product and per country basis, until the later of (i) the expiration of the last valid patent claim for any of our patents, joint improvement patents, licensed product patents as well as any improvements made by Novo Nordisk covering the licensed product’s dosage regimen or target product profile, or (ii) 11 years after the first commercial sale of such licensed product in such country.

The IP comprises the patent protected TransCon technology platform, where future activities do not affect its existing stand-alone functionalities. Accordingly, the IP is classified as “right-to-use” licenses, with revenue recognized at a point in time, where the licensee is granted access to the IP.

For the year ended December 31, 2024, “Licenses” includes revenue of €95.3 million related to the upfront payment, which is allocated to transfer of the Company’s intellectual property.

Eyconis

In January 2024, the Company announced the formation and launch with Frazier Life Sciences of Eyconis, a separate company created to develop, manufacture, and commercialize TransCon ophthalmology assets globally, together with a $150 million commitment from an investor syndicate that includes Frazier, RA Capital Management, venBio, and HealthQuest Capital.

The Company has granted Eyconis exclusive rights to develop and commercialize TransCon ophthalmology products globally (the “Eyconis Agreement”) and received, as consideration, an equity position in the newly formed company. In addition, the Company is eligible to receive development, regulatory, and sales milestone payments, plus single digit royalties on global net sales of commercialized products, if any.

The Company is expected to provide various research and development services, which are subject to separate remuneration, and which will be recognized as revenue over time as rendering of services or reimbursement revenue, as applicable.

For the year ended December 31, 2024, “Licenses” includes revenue of €27.1 million related to the non-cash upfront payment through an equity position in Eyconis, adjusted for internal profit, which is allocated to transfer of the Company’s intellectual property (the “IP”). The internal profit relates to the Company’s share of the non-cash upfront payment which is recognized as part of “Investments in associates” and recognized as revenue from “Licenses” as the IP is amortized in the associate.

No revenue from royalties or milestones has been recognized under the Eyconis agreement.

Teijin

In November 2023, the Company entered into an exclusive license agreement (the “Teijin Agreement”) with Teijin for the further development and commercialization of TransCon hGH, TransCon PTH, and TransCon CNP for endocrinology rare disease (the “Licensed Products”) in Japan. Under the terms of the Teijin Agreement, the Company received an upfront payment of $70 million, with additional development and regulatory milestones of up to $175 million and commercial milestones. In addition, the Company is eligible to receive royalties on net sales of the Licensed Products in Japan, of up to mid-20’s percent.

Further, the Company will provide clinical and commercial supply, and development services for joint activities, which are subject to separate remuneration, and which will be recognized as revenue over time as rendering of services or reimbursement revenue, as applicable.

At December 31, 2024, none of the Licensed Products have received marketing authorization in Japan. The Licensed Products (the “IP”) are patent protected, where future activities do not affect their existing stand-alone functionalities. Accordingly, all three licenses are classified as “right-to-use” licenses, with revenue recognized at a point in time, where the licensee is granted access to the IP.

For the year ended December 31, 2023, “Licenses” includes revenue of €63.7 million related to the upfront payment, which is allocated to transfer of the Company’s IP.

No revenue from royalties or milestones has been recognized under the Teijin Agreement.

VISEN

In November 2018, the Company entered into three exclusive license agreements with VISEN. Revenue from collaboration partners and license agreements also includes license income, rendering of services and sale of clinical supply under the VISEN Agreements.

Note 5—Segment Information

The Company is managed and operated as one business unit. Accordingly, no additional information on business segments or geographical areas is disclosed apart from revenue on geographical areas as disclosed in Note 4, “Revenue.” Revenue is specified on geographical areas according to the location of the customer.

The Company’s intangible assets and property, plant and equipment located by region are specified below:

	2024	2023
	(EUR’000)
Intangible assets and property, plant and equipment
Europe (1)	39,640	46,464
North America	63,102	68,589
Total intangible assets and property, plant and equipment	102,742	115,053
(2)
As of December 31, 2024 and December 31, 2023, intangible assets and property, plant and equipment of €27.9 million and €32.9 million, respectively, is located in Denmark, the country of domicile.

Note 6—Employee costs

	2024	2023	2022
	(EUR’000)
Employee costs
Wages and salaries	173,474	170,278	140,420
Share-based payment	95,512	66,660	64,180
Pensions (defined contribution plans)	4,485	4,403	4,163
Social security costs	15,003	12,877	10,627
Other employee costs	4,061	4,238	4,411
Total employee costs	292,535	258,456	223,801
Included in the profit or loss
Cost of sales (1)	16,487	15,748	7,239
Research and development costs	131,867	127,002	122,581
Selling, general and administrative expenses	144,181	115,706	93,981
Total employee costs	292,535	258,456	223,801
Average number of employees	892	851	719
(3)
Includes employee costs capitalized as part of inventories.

Key Management Personnel comprises the Board of Directors, the Executive Board and Non-executive Senior Management. Compensation to Key Management Personnel comprises salaries, participation in annual bonus schemes, pensions (defined contributions plans), and share-based compensation. Share-based compensation is elaborated in further details in Note 7, “Share-based Payment.”

Compensation to Key Management Personnel included in total employee costs is summarized below:

	Board of Directors (1)			Executive Board (2)			Non-executive Senior Management
	2024	2023	2022	2024	2023	2022	2024	2023	2022
	(EUR ‘000)
Compensation
Wages and salaries	482	543	403	4,148	4,375	3,809	3,286	4,673	6,087
Share-based payment	2,169	1,276	1,273	18,334	13,243	11,392	10,266	9,529	8,872
Pensions (defined contribution plans)	—	—	—	57	54	46	98	122	118
Social security costs	—	—	—	118	103	55	52	45	89
Other employee cost	—	—	—	20	20	20	25	40	45
Total compensation	2,651	1,819	1,676	22,677	17,795	15,322	13,727	14,409	15,211
(1)
The Board of Directors comprised six persons in 2024 and six to seven persons in 2023 and 2022.
(2)
The Executive Board comprised four persons in 2024, 2023 and 2022.

Note 7—Share-based Payment

As an incentive to the senior management, other employees, members of the Board and select consultants, Ascendis Pharma A/S has established warrant programs, a RSU program (adopted in December 2021), and a PSU program (adopted in February 2023), which are all classified as equity-settled share-based payment transactions.

Restricted Stock Unit Program

RSUs are granted by the Board in accordance with authorizations given to it by the shareholders of Ascendis Pharma A/S to members of senior management, certain other employees and certain members of the Board (“RSU-holders”) in accordance with the Company’s RSU Program adopted in December 2021. Further, RSUs may be granted to select consultants. One RSU represents a right for the RSU-holder to receive one ADS of Ascendis Pharma A/S upon vesting if the vesting conditions are met or waived by the Board at its discretion.

Performance Stock Unit Program

PSUs are granted by the Board in accordance with authorizations given to it by the shareholders of Ascendis Pharma A/S to certain members of senior management (the “PSU-holders”). In addition, PSUs may be granted to other employees, select consultants and members of the Board. PSUs were granted for the first time in March 2023. One PSU represents a right for the PSU-holder to receive one ADS of Ascendis Pharma A/S upon vesting if the vesting conditions are met or waived by the Board at its discretion.

Vesting Conditions

RSUs granted vest over a predetermined service period, and accordingly require RSU-holders to be employed, or provide a specified period of service (“service conditions”). RSUs vest over three years with 1/3 of the RSUs vesting on each anniversary date from the date of grant. RSUs generally cease to vest from the date of termination of employment, or for the Board, termination of board membership, whereas unvested RSUs will lapse.

One PSU represents a right for the PSU-holder to receive one ADS representing ordinary shares of Ascendis Pharma A/S upon vesting. PSUs vest in a manner similar to the service conditions of the RSUs. For the March 2023 PSU grant, in addition to service conditions, vesting is also contingent upon achievement of performance-based targets as determined by the Board, provided that no more than 10% of each tranche may be directly attributable to accomplishment of financial results achieved in the financial year prior to the vesting date. For the March 2024 PSU grant, in addition to service conditions, vesting is also contingent upon achievement of long-term strategic goals as evaluated by the Board no later than two weeks prior to each vesting date. Exceeding performance targets will not result in vesting of more PSUs than 100%, nor will it result in additional grants.

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

RSU and PSU Activity

The following table specifies the number of RSUs and PSUs granted and outstanding:

	Restricted Stock Units	Performance Stock Units	Total
	(Number)
Outstanding at January 1, 2022	148,148	—	148,148
Transferred during the year	(41,685)	—	(41,685)
Forfeited during the year	(23,971)	—	(23,971)
Outstanding at December 31, 2022	82,492	—	82,492
Granted during the year (1)	609,860	112,268	722,128
Settled during the year	(18,132)	—	(18,132)
Transferred during the year	(20,098)	—	(20,098)
Forfeited during the year	(77,497)	(7,245)	(84,742)
Outstanding at December 31, 2023	576,625	105,023	681,648
Granted during the year (1)	717,980	92,655	810,635
Transferred during the year	(212,160)	(35,007)	(247,167)
Forfeited during the year	(88,638)	(6,004)	(94,642)
Outstanding at December 31, 2024	993,807	156,667	1,150,474
Specified by vesting date
2025	384,098	62,304	446,402
2026	384,438	63,478	447,916
2027	225,271	30,885	256,156
Outstanding at December 31, 2024	993,807	156,667	1,150,474
(1)
The fair value of RSUs and PSUs is determined on the basis of the closing ADS price on the grant date. The fair value of one RSU and one PSU at the date of grant was €141.01 and €105.96 for the years ended December 31, 2024 and December 31, 2023, respectively.

Warrant Program

Warrants are granted by the Board in accordance with authorizations given to it by the shareholders of Ascendis Pharma A/S to all employees, members of the Board and select consultants (“warrant-holders”). Each warrant carries the right to subscribe for one ordinary share of a nominal value of DKK 1. The exercise price is equal to the fair market value of the Company’s ordinary shares at the time of grant as determined by the Board. Apart from exercise prices, exercise periods and vesting conditions for board members, the programs are similar.

Vesting Conditions

Warrants granted vest over a predetermined service period and require warrant-holders provide a specified period of service. Warrants generally cease to vest from the date of termination. For warrants granted until November 2021, special vesting conditions apply in the event of termination. In relation to board members, the vesting shall cease on the termination date of the board membership regardless of the reason. In relation to consultants, the vesting shall cease on the termination date of the consultancy relationship. The warrant-holder will, however, be entitled to exercise vested warrants in the exercise periods after termination.

In the event that the employment contract is terminated, and the employee has not given the Company good reason to do so, the warrant-holder may keep the right to continued vesting and exercise of warrants as if the employment was still in effect. In such case, any expense not yet recognized for the outstanding warrants is recognized immediately.

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

For warrants granted to board members upon the board members accession, 25% of the warrants granted vest one year after the date of grant, and the remaining 75% of the warrants granted shall vest over 36 months, with 1/36 per month from one year after the date of grant. Regarding subsequent grants of warrants to board members, 50% of the warrants vest one year after the date of grant, and the remaining 50% of the warrants vest over 12 months, with 1/12 per month from one year after the date of grant.

Exercise Periods

Vested warrants may be exercised during certain exercise periods each year, within certain periods after publication of earnings data of a fiscal quarter, interim and annual reports, as per each program’s terms and conditions.

Warrants expire ten years after the grant date. Warrants not exercised by the warrant-holder during the last exercise period shall become null and void without further notice or compensation or payment of any kind to the warrant-holder. If the warrant-holder is a consultant, advisor or board member, the exercise of warrants is conditional upon the warrant-holder’s continued service to the Company at the time the warrants are exercised. If the consultant’s, advisor’s or board member’s relationship with the Company should cease without this being attributable to the warrant-holder’s actions or omissions, the warrant-holder shall be entitled to exercise vested warrants in the pre-defined exercise periods.

Adjustments

Warrant-holders are entitled to an adjustment of the number of warrants issued and/or the exercise price applicable in the event of certain corporate changes.

Events giving rise to an adjustment include, among other things, increases or decreases to the share capital at a price below or above market value, the issuance of bonus shares, changes in the nominal value of each share, and payment of dividends in excess of 10% of the Company’s equity.

Warrant Activity

The following table specifies the number and weighted average exercise prices of, and movements, in warrants:

	Warrants (number)	Weighted Average Exercise Price (EUR)
Outstanding at January 1, 2022	7,085,073	80.30
Granted during the year	357,092	100.40
Exercised during the year (1)	(214,613)	21.83
Forfeited during the year	(363,541)	123.62
Outstanding at December 31, 2022	6,864,011	81.30
Vested at the reporting date	4,972,026	66.34
Granted during the year	395,275	91.07
Exercised during the year (1)	(555,144)	17.76
Forfeited during the year	(180,358)	115.79
Outstanding at December 31, 2023	6,523,784	86.38
Vested at the reporting date	5,273,056	80.02
Granted during the year	504,105	122.48
Exercised during the year (1)	(682,048)	43.35
Forfeited during the year	(141,719)	107.85
Outstanding at December 31, 2024	6,204,122	93.25
Vested at the reporting date	5,226,643	89.33
(1)
The weighted average share price (listed in $) at the date of exercise was €135.86, €98.10 and €113.60 for the years ended December 31, 2024, 2023 and 2022, respectively.

At December 31, 2024, the Board was authorized to grant up to 2,060,116 additional warrants to employees, board members and select consultants without preemptive subscription rights for the shareholders of Ascendis Pharma A/S.

The following table specifies the weighted average exercise prices and weighted average remaining contractual life for outstanding warrants at December 31, 2024 per grant year.

	Outstanding Warrants (number)	Weighted Average Exercise Price (EUR)	Weighted Average Remaining Life (months)
Granted before January 1, 2022	5,185,556	89.67	57
Granted in 2022	235,408	100.71	90
Granted in 2023	292,648	90.66	101
Granted in 2024	490,510	122.34	114
Outstanding at December 31, 2024	6,204,122	93.25	65

At December 31, 2024, the exercise prices of outstanding warrants under the Company’s warrant programs range from €11.98 to €145.50 depending on the grant dates.

The range of exercise prices for outstanding warrants was €11.98 to €145.50 and €6.48 to €145.50 for the years ended December 31, 2023 and 2022, respectively. The weighted average remaining life for outstanding warrants was 71 months and 77 months, for the years ended December 31, 2023 and 2022, respectively.

Warrant Compensation Costs

Warrant compensation costs are recognized in the consolidated statements of profit or loss over the vesting period of the warrants granted.

Warrant compensation costs are determined with basis in the grant date fair value of the warrants granted and recognized over the vesting period. Fair value of the warrants is calculated at the grant dates by use of the Black-Scholes option-pricing model with the following assumptions: (1) an exercise price equal to the estimated market price of the Company’s shares at the date of grant; (2) an expected lifetime of the warrants determined as a weighted average of the time from grant date to date of becoming exercisable and from grant date to expiry of the warrants; (3) a risk-free interest rate equaling the effective interest rate on a Danish government bond with the same lifetime as the warrants; (4) no payment of dividends; and (5) an expected volatility using the Company’s own share price (from 2021).

The following table summarizes the input to the Black-Scholes option-pricing model and the calculated fair values for warrant grants in 2024, 2023 and 2022:

	2024	2023	2022
Expected volatility	50%	49-51%	48-49%
Risk-free interest rate	1.71 - 2.57%	2.40 - 2.97%	(0.08) - 2.54%
Expected life of warrants (years)	6.0	6.0	6.0
Weighted average exercise price	€122.48	€91.07	€100.40
Fair value of warrants granted in the year	€50.86 - 70.39	€37.34 - 52.03	€36.55 - 60.85

Note 8— Principal Accountant Fees and Services

The following table sets forth, for each of the years indicated, the fees billed by the Company’s independent public accountants and the proportion of each of the fees out of the total amount billed by the accountants.

	2024	2023	2022
	(EUR’000)
Principal accountant fees and services
Audit fees	811	739	814
Audit-related fees	147	—	—
Tax fees	91	122	138
Total principal accountant fees and services	1,049	861	952

Note 9—Tax on Profit/(Loss) for the Year and Deferred Tax

	2024	2023	2022
	(EUR’000)
Tax on profit/(loss) for the year
Current tax (expense)/income	(3,289)	(5,377)	(3,723)
Current tax, adjustments to prior years	(126)	3,904	(1,654)
Deferred tax, movement for the year	(2,035)	(1,044)	—
Deferred tax, adjustments to prior years	607	(4,786)	—
	(4,843)	(7,303)	(5,377)
Tax for the year can be explained as follows
Profit/(loss) before tax	(373,241)	(474,144)	(577,817)
Tax at the Danish corporation tax rate of 22%	82,113	104,312	127,120
Tax effect of:
Non-deductible costs	(9,740)	(8,494)	(17,094)
Additional tax deductions	3,161	9,077	13,720
Impact from associates	(4,413)	(4,047)	(3,893)
Prior year adjustments	481	(1,294)	—
Other effects including effect of different tax rates	182	(882)	(2,716)
Deferred tax asset, not recognized	(76,627)	(105,975)	(122,514)
Tax on profit/(loss) for the year	(4,843)	(7,303)	(5,377)
Effective tax rate	1.30%	1.54%	0.93%

	2024	2023	2022
	(EUR’000)
Specification of deferred tax assets/(liabilities)
Tax deductible losses	434,997	521,697	433,174
Other temporary differences, assets	164,479	16,256	19,961
Deferred tax asset, not recognized	(599,476)	(537,953)	(453,135)
Other temporary differences, liabilities	(7,258)	(5,830)	—
Total deferred tax assets/(liabilities) at December 31	(7,258)	(5,830)	—

At December 31, 2024, a deferred tax liability has been recognized in relation to taxable temporary differences in one jurisdiction, as we do not believe we will have any deductible temporary differences nor tax losses to deduct the taxable difference in, when they are expected to reverse.

Deferred tax assets have not been recognized in the consolidated statements of financial position as of December 31, 2024 due to uncertainty relating to future utilization. The deferred tax asset can be carried forward without timing limitations.

The Company had tax losses carried forward of €1,946.2 million and €2,371.3 million at December 31, 2024 and 2023, respectively. Tax losses can be carried forward infinitely, where certain limitations exist for amounts to be utilized each year. Under Danish tax legislation, tax losses may be partly refunded by the tax authorities to the extent such tax losses arise from research and development activities. the jointly taxed Danish entities had a negative taxable income, and accordingly were entitled to a tax refund of approximately €0.7 million for each of the years ended December 31, 2024, 2023 and 2022.

The tax losses carried forward at December 31, 2023 (€2,371.3 million) has been reduced with €456.8 million. The reduction is as a consequence of two changes of tax principles made in the Danish tax returns for the taxable year 2023 (filed in June 2024). The changes are related to R&D costs (depreciations) and inventory write-down (cost price). This reduction in tax losses is still available as deferred tax assets, that can be recognized for future utilization; only not as a “Tax deductible losses,” but as “Other temporary differences, assets.”

The Company is entitled to additional tax deductions related to share based payments (Warrants, RSUs and PSUs). Tax deductions can be taken when the warrants/RSUs/PSUs are exercised/transferred. For the year ended December 31, 2024, the Company was entitled to additional tax deductions with a tax value of €21.7 million, compared to €10.6 million and €5.2 million for the years ended December 31, 2023 and 2022, respectively. These future tax deductions depend on the timing and amounts of warrants/RSUs/PSUs exercises/transfers, and accordingly, future additional tax deductions are subject to uncertainties. Refer to Note 7, “Share-based Payment,” regarding a description of warrant and RSU/PSU programs.

The Company is entitled to additional tax deductions for which deferred tax asset cannot be recognized due the initial recognition exception in IAS 12, “Income Taxes.” For the year ended December 31, 2024, the Company is entitled to additional future tax deduction with a tax value of €11.0 million, compared to €0.3 million for each of the years ended December 31, 2023 and 2022. In addition, the Company is entitled to additional tax deductions related to tax credits. Tax credits can be taken in future taxes. For the year ended December 31, 2024, the Company was entitled to additional tax deduction with a tax value of €13.8 million, compared to €8.4 million for each of the years ended December 31, 2023 and 2022.

On May 23, 2023, the IASB issued International Tax Reform - Pillar Two Model Rules - Amendments to IAS 12 which clarify that IAS 12 applies to income taxes arising from tax law enacted or substantively enacted to implement the Pillar Two model rules published by the OECD, including tax law that implements Qualified Domestic Minimum Top-up Taxes. The Company has adopted these amendments; however, they are not applicable for the year ended December 31, 2024, as the Company’s consolidated revenue is currently below the threshold of €750 million.

The Parent Company, Ascendis Pharma A/S, is jointly taxed with its Danish subsidiaries. The current Danish corporation tax is allocated between the jointly taxed Danish companies in proportion to their taxable income (full absorption with refunds for tax losses). The jointly taxed companies are included in the on-account tax scheme.

Note 10—Intangible Assets

	Goodwill	Software	Total
	(EUR’000)
Cost
January 1, 2023	3,495	2,222	5,717
Additions	—	53	53
Transferred	—	21	21
December 31, 2023	3,495	2,296	5,791
Additions	—	76	76
December 31, 2024	3,495	2,372	5,867

Amortization and impairment
January 1, 2023	—	(889)	(889)
Amortization charge	—	(483)	(483)
December 31, 2023	—	(1,372)	(1,372)
Amortization charge	—	(467)	(467)
December 31, 2024	—	(1,839)	(1,839)

Carrying amount
December 31, 2023	3,495	924	4,419
December 31, 2024	3,495	533	4,028

At the reporting date, no internally generated intangible assets from development of pharmaceutical drug candidates have been recognized. Thus, all related research and development costs incurred for the years ended December 31, 2024, 2023 and 2022, were recognized in the consolidated statements of profit or loss.

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

Note 11—Property, Plant and Equipment

	Plant and Machinery	Other Equipment	Leasehold Improve- ments	Right-of-Use Assets	Total
	(EUR’000)
Cost
January 1, 2023	24,944	11,203	20,130	119,466	175,743
Additions	2,580	503	228	7,547	10,858
Disposals	(383)	(57)	—	—	(440)
Transferred	504	(21)	(504)	—	(21)
Foreign exchange translation	(209)	(208)	(479)	(3,093)	(3,989)
December 31, 2023	27,436	11,420	19,375	123,920	182,151
Additions	299	951	76	861	2,187
Disposals	(5,995)	(1,635)	—	(89)	(7,719)
Transferred	66	(66)	—	—	—
Foreign exchange translation	127	306	847	5,462	6,742
December 31, 2024	21,933	10,976	20,298	130,154	183,361

Depreciation and impairment
January 1, 2023	(7,584)	(5,023)	(4,497)	(29,544)	(46,648)
Depreciation charge	(2,569)	(1,899)	(2,085)	(11,875)	(18,428)
Impairment charge	(2,869)	(405)	(4,560)	—	(7,834)
Disposals	146	54	—	—	200
Foreign exchange translation	92	98	196	807	1,193
December 31, 2023	(12,784)	(7,175)	(10,946)	(40,612)	(71,517)
Depreciation charge	(2,330)	(1,322)	(1,283)	(12,312)	(17,247)
Disposals	5,296	1,501	—	88	6,885
Foreign exchange translation	(112)	(194)	(556)	(1,906)	(2,768)
December 31, 2024	(9,930)	(7,190)	(12,785)	(54,742)	(84,647)

Carrying amount
December 31, 2023	14,652	4,245	8,429	83,308	110,634
December 31, 2024	12,003	3,786	7,513	75,412	98,714

The impairment charge for the year ended December 31, 2023, relates to change in activities at one of our R&D sites and is determined according to its estimated value in use. The R&D site is subleased and is recognized as a right-of-use asset with a carrying amount of €11.2 million and €12.5 million as of December 31, 2024 and 2023, respectively.

Depreciation charges are specified below:

	2024	2023	2022
	(EUR’000)
Depreciation charges
Cost of sales (1)	3,197	2,509	1,245
Research and development costs	7,453	10,296	10,892
Selling, general, and administrative expenses	6,597	5,623	5,377
Total depreciation charges	17,247	18,428	17,514
(1)
Includes depreciation charges capitalized as part of inventories.

Note 12—Investments in Associates

The Company’s associates relate to investments in Eyconis (principal place of business; U.S.), and VISEN (principal place of business; China). The Company’s investments in Eyconis and VISEN are accounted for using the equity method in the consolidated financial statements as the Company has determined that it has significant influence over the investments.

In January 2024, the Company announced the formation and launch with Frazier Life Sciences of Eyconis, a separate company created to develop, manufacture, and commercialize TransCon ophthalmology assets globally, together with a $150 million commitment from an investor syndicate that includes Frazier, RA Capital Management, venBio, and HealthQuest Capital. As of December 31, 2024, the Company’s present ownership in Eyconis was 41.6%.

In November 2018, the Company entered into three exclusive license agreements with VISEN for the further development and commercialization of TransCon hGH, TransCon PTH and TransCon CNP in Greater China, and as consideration for the granting of such rights has received a 50.0% ownership of VISEN’s issued and outstanding shares. As of December 31, 2024, the Company’s present ownership in VISEN was 43.9%.

The aggregated profit or loss, total comprehensive income, transactions and outstanding balances with associates as of December 31, 2024 and 2023 were as follows.

	2024	2023
	(EUR’000)
Statement of profit or (loss)
Profit/(loss) for the year from continuing operations	(59,235)	(41,873)
Total comprehensive income	(59,218)	(41,859)
Transactions and outstanding balances as of December 31
Invoicing of goods and services to associates	18,225	15,026
Trade receivables from associates	1,759	991
Contract liabilities	5,936	7,133

Note 13—Inventories

Inventories are specified below:

	2024	2023
	(EUR’000)
Inventories
Raw materials and consumables	17,596	18,566
Work in progress	235,688	171,030
Finished goods	42,325	19,335
Total inventories	295,609	208,931

Due to production lead time, work in progress includes inventories that are not sellable before more than twelve months after the reporting date.

Inventories were reduced by write-downs of €15.7 million and €22.9 million for the years ended December 31, 2024 and 2023 respectively, which include write-downs on pre-launch inventories.

Note 14—Contract Liabilities

At December 31, 2024, contract liabilities comprise unsatisfied performance obligations related to delivery of commercial supply under one of the Company’s license agreements. Non-current contract liabilities are expected to be recognized as revenue within 1-2 years.

Revenue recognized from contract liabilities were €1.4 million, €13.3 million and €10.5 million for the years ended December 31, 2024, 2023 and 2022, respectively, and primarily related to delivery of clinical supply and research and development services.

Note 15—Provisions

Development in provisions is specified below:

2024
(EUR’000)
Provisions
January 1	32,719
Additions related to prior years	4,684
Net additions for the year	57,284
Foreign exchange translation	4,462
December 31	99,149

Note 16—Financial Assets and Liabilities

Financial assets and liabilities comprise the following:

	2024	2023
	(EUR’000)
Financial assets by category
Trade receivables	166,280	35,874
Other receivables (excluding indirect tax receivables)	3,964	3,909
Marketable securities	—	7,275
Cash and cash equivalents	559,543	392,164
Financial assets measured at amortized cost	729,787	439,222
Total financial assets	729,787	439,222
Classified in the statement of financial position
Non-current assets	2,317	2,127
Current assets	727,470	437,095
Total financial assets	729,787	439,222

Financial liabilities by category
Borrowings
Convertible senior notes	458,207	407,095
Royalty funding liabilities	305,379	138,377
Lease liabilities	93,030	98,793
Trade payables and accrued expenses	96,394	94,566
Other liabilities (excluding indirect tax and employee related payables)	311	—
Financial liabilities measured at amortized cost	953,321	738,831
Derivative liabilities	150,670	143,296
Financial liabilities measured at fair value through profit or loss	150,670	143,296
Total financial liabilities	1,103,991	882,127
Classified in the statement of financial position
Non-current liabilities	365,080	222,996
Current liabilities	738,911	659,131
Total financial liabilities	1,103,991	882,127

Finance income and expenses are specified below:

	2024	2023	2022
	(EUR’000)
Finance income
Interest income	14,361	16,857	7,426
Remeasurement gain of financial liabilities	11,248	14,654	—
Foreign exchange translation (net)	—	12,346	44,755
Total finance income	25,609	43,857	52,181

Finance expenses
Interest expenses	65,504	44,065	30,682
Remeasurement loss of financial liabilities	7,374	—	15,483
Foreign exchange translation (net)	27,149	—	4,322
Total finance expenses	100,027	44,065	50,487

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

Royalty Funding Liabilities

The Company has entered into capped synthetic royalty funding agreements with Royalty Pharma (the “Purchaser”), which is presented as royalty funding liabilities, and represents the Company’s contractual obligations to pay a predetermined percentage of future commercial revenue until reaching a predetermined multiple of proceeds received, according to the detailed provisions of the synthetic royalty funding agreements.

YORVIPATH Agreement

In September 2024, the Company entered into a $150.0 million capped synthetic royalty funding agreement (the “Royalty Pharma Yorvipath Agreement”) with the Purchaser. The net proceeds were $148.2 million (€134.2 million) after deducting offering expenses.

Under the terms of the Royalty Pharma Yorvipath Agreement, the Company received an upfront payment of $150.0 million (the “Yorvipath Purchase Price”) in exchange for a 3% royalty on net revenue from sales of YORVIPATH in the U.S. (the “Yorvipath Revenue Payments”). The Yorvipath Revenue Payments to the Purchaser will cease upon reaching a multiple of the Yorvipath Purchase Price of 2.0 times, or 1.65 times if the Purchaser receives Yorvipath Revenue Payments in that amount by December 31, 2029.

The Royalty Pharma Yorvipath Agreement includes a buy-out option, which provides the Company with the right to settle all outstanding liabilities at any time by paying a buy-out amount equal to 2.0 times the Yorvipath Purchase Price minus the Yorvipath Revenue Payments paid to the Purchaser as of the effective date of the buy-out notice. However, if the buy-out notice is provided on or prior to September 30, 2028, and the Company has paid the Purchaser, Yorvipath Revenue Payments equal to the Yorvipath Purchase Price as of the date of the buy-out notice, then the buy-out amount is equal to 1.65 times the Yorvipath Purchase Price minus the Yorvipath Revenue Payments paid to the Purchaser as of the effective date of the buy-out notice.

SKYTROFA Agreement

In September 2023, the Company entered into a $150.0 million capped synthetic royalty funding agreement (the “Royalty Pharma Skytrofa Agreement”) with the Purchaser. The net proceeds were $146.3 million (€136.3 million) after deducting offering expenses.

Under the terms of the Royalty Pharma Skytrofa Agreement, the Company received an upfront payment of $150.0 million (the “Skytrofa Purchase Price”) in exchange for a 9.15% royalty on net revenue from sales of SKYTROFA in the U.S., beginning on January 1, 2025 (the “Skytrofa Revenue Payments”). The Skytrofa Revenue Payments to the Purchaser will cease upon reaching a multiple of the Skytrofa Purchase Price of 1.925 times, or 1.65 times if the Purchaser receives Skytrofa Revenue Payments in that amount by December 31, 2031.

The Royalty Pharma Skytrofa Agreement includes a buy-out option, which provides the Company with the right to settle all outstanding liabilities at any time by paying a buy-out amount equal to 1.925 times the Skytrofa Purchase Price minus the Skytrofa Revenue Payments paid to the Purchaser as of the effective date of the buy-out notice. However, if the buy-out notice is provided on or prior to December 31, 2028, and the Company has paid the Purchaser, Skytrofa Revenue Payments equal to the Skytrofa Purchase Price as of the date of the buy-out notice, then the buy-out amount is equal to 1.65 times the Skytrofa Purchase Price minus the Skytrofa Revenue Payments paid to the Purchaser as of the effective date of the buy-out notice.

Leases

The Company primarily leases office and laboratory facilities. Lease arrangements contain a range of different terms and conditions and are typically entered into for fixed periods. In order to improve flexibility to the Company’s operations, lease arrangements may provide the Company with option to extend the lease or terminate the lease within the enforceable lease term. In the Company’s current lease portfolio, extension and termination options are up to five years, in addition to the non-cancellable periods.

The following expenses related to lease activities were recognized in the consolidated statements of profit or loss:

	2024	2023	2022
	(EUR’000)
Lease expenses
Depreciation	12,312	11,875	11,740
Short term leases and leases of low value assets	285	353	280
Lease interest	3,303	3,581	3,842
Total lease expenses	15,900	15,809	15,862

In February 2022, the Company entered into a facility lease in Germany with an enforceable lease term of 15 years, and comprises total lease cash-outflows of €81.1 million. In addition, in December 2024, the Company entered into additional leases in Denmark with enforceable lease terms of 12 years with option to terminate earlier and comprise total lease cash-outflows of €16.2 million if not terminated earlier. The leases are expected to commence in 2025.

Financing Activities

The development in borrowings related to financing activities is specified below:

		Cash payments		Non-cash items
	Beginning of year	Repay- ments	Net proceeds	Additions/ (disposals)	Remeasure- ments	Accretion of interest	Foreign exchange translation	End of year
	(EUR’000)
Financing activities
December 31, 2024
Borrowings (excluding lease liabilities)	545,472	(11,819)	134,158	—	(11,248)	62,116	44,907	763,586
Lease liabilities	98,793	(14,677)	—	861	—	3,303	4,750	93,030
Total financing activities	644,265	(26,496)	134,158	861	(11,248)	65,419	49,657	856,616

Financing activities
December 31, 2023
Borrowings (excluding lease liabilities)	399,186	(12,054)	136,256	—	—	40,386	(18,302)	545,472
Lease liabilities	109,191	(14,006)	—	2,973	—	3,581	(2,946)	98,793
Total financing activities	508,377	(26,060)	136,256	2,973	—	43,967	(21,248)	644,265

Derivative Liabilities

Derivative liabilities relate to the foreign currency conversion option embedded in the convertible notes.

Fair value cannot be measured based on quoted prices in active markets or other observable inputs and accordingly, derivative liabilities are measured by using the Black-Scholes option-pricing model. Fair value of the option is calculated, applying the following assumptions: (1) conversion price; (2) the Company’s share price; (3) maturity of the option; (4) a risk-free interest rate equaling the effective interest rate on a U.S. government bond with the same lifetime as the maturity of the option; (5) no payment of dividends; and (6) an expected volatility using the Company’s share price (49.6% and 50.5% as of December 31, 2024 and December 31, 2023, respectively).

For additional description of fair values, refer to the following section “Fair Value Measurement.”

Sensitivity Analysis

On December 31, 2024, all other inputs and assumptions held constant, a 10% relative increase in volatility, will increase the fair value of derivative liabilities by approximately €15.0 million and indicates a decrease in profit or loss and equity before tax. Similarly, a 10% relative decrease in volatility indicates the opposite impact.

Similarly, on December 31, 2024, all other inputs and assumptions held constant, a 10% increase in the share price, will increase the fair value of derivative liabilities by approximately €30.8 million and indicates a decrease in profit or loss and equity before tax. Similarly, a 10% decrease in the share price indicates the opposite impact.

Fair Value Measurement

Because of the short-term maturity for cash and cash equivalents, receivables and trade payables, their fair value approximate carrying amount. Fair value compared to carrying amount of marketable securities, convertible notes, royalty funding liabilities and derivatives, and their level in the fair value hierarchy is summarized in following table, where;

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and

Level 3 inputs are unobservable inputs for the asset or liability.

	2024		2023
	Carrying amount	Fair value	Carrying amount	Fair value	Fair value level
	(EUR’000)				(1-3)
Financial assets
Marketable securities	—	—	7,275	7,266	1
Financial assets measured at amortized cost	—	—	7,275	7,266
Financial liabilities
Convertible senior notes	458,207	438,288	407,095	385,410	3
Royalty funding liabilities	305,379	305,673	138,377	143,975	3
Financial liabilities measured at amortized cost	763,586	743,961	545,472	529,385
Derivative liabilities	150,670	150,670	143,296	143,296	3
Financial liabilities measured at fair value through profit or loss	150,670	150,670	143,296	143,296

The following table specifies movements in level 3 fair value measurements:

	2024	2023	2022
	(EUR’000)
Derivative liabilities
January 1	143,296	157,950	—
Additions	—	—	142,467
Remeasurement recognized in financial income or expense	7,374	(14,654)	15,483
December 31	150,670	143,296	157,950

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

Development in the Company’s share capital and treasury shares reserves are described in the following sections. Other equity reserves are described in Note 2, “Summary of Material Accounting Policies.”

Share Capital

The share capital of Ascendis Pharma A/S consists of 60,689,487 fully paid shares at a nominal value of DKK 1, all in the same share class, and which includes 845,887 ordinary shares represented by ADSs held by Ascendis Pharma A/S.

The development in outstanding shares of the Company was as follows:

	2024	2023	2022	2021	2020
	(Number)
Changes in share capital
January 1	57,707,439	57,152,295	56,937,682	53,750,386	47,985,837
Increase through cash contributions	2,982,048	555,144	214,613	3,187,296	5,764,549
December 31	60,689,487	57,707,439	57,152,295	56,937,682	53,750,386

Treasury Shares Reserve

The development in holding of treasury shares was as follows:

	Nominal value	Holding	Holding in % of total outstanding shares
	(EUR’000)	(Number)
Treasury shares
January 1, 2023	149	1,113,152	—
Transferred under stock incentive programs	(3)	(20,098)	—
December 31, 2023	146	1,093,054	1.9%
Transferred under stock incentive programs	(33)	(247,167)	—
December 31, 2024	113	845,887	1.4%

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

Foreign Currency Risk Management

The Company is exposed to foreign currency exchange risks arising from various currency exposures, primarily with respect to the U.S. Dollar (“USD”). Foreign currency exchange risks to the USD are unchanged to prior year, and primarily relate to sales and purchases in foreign currencies, convertible notes and royalty funding liabilities, countered by cash and cash equivalents. The exposure from foreign currency exchange risks is managed by maintaining cash positions in the currencies in which the majority of future expenses are denominated, and payments are made from those reserves.

Foreign Currency Sensitivity Analysis

The following table details how a strengthening of the USD against the EUR would impact profit or loss, and equity before tax at the reporting date. A similar weakening of the USD would have the opposite effect. A positive number indicates an increase in profit or loss and equity before tax, while a negative number indicates the opposite. The sensitivity analysis is deemed representative of the inherent foreign currency exchange risk associated with the operations.

		Hypothetical impact on consolidated financial statements
	Nominal positions (net)	Increase in foreign currency exchange rate	Profit/(loss) before tax	Equity before tax
	(EUR ‘000)
USD/EUR
December 31, 2024	(735,064)	10%	(73,506)	(73,506)
December 31, 2023	(369,091)	10%	(36,909)	(36,909)

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

Future indebtedness, including those related to lease arrangements, if any, may be subject to higher interest rates. In addition, future interest income from interest-bearing bank deposits may fall short of expectations due to changes in interest rates.

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

The exposure to credit risk primarily relates to cash and cash equivalents. The credit risk on bank deposits is limited because the counterparties, holding significant deposits, are banks with minimum credit-ratings of A3/A- assigned by international credit-rating agencies. The banks are reviewed on a regular basis and deposits may be transferred during the year to mitigate credit risk. In order to mitigate the concentration of credit risks on bank deposits and to preserve capital, a portion of the bank deposits may be placed into investment grade rated marketable securities. The Company’s investment policy, approved by the Board, only allows investment in marketable securities having investment grade credit-ratings, assigned by international credit-rating agencies. Accordingly, the risk from probability of default is low. On each reporting date, the risk of expected credit loss on bank deposits and marketable securities, if any, including the hypothetical impact arising from the probability of default, is considered in conjunction with the expected loss caused by default by banks or securities with similar credit-ratings and attributes. In line with previous periods, this assessment did not reveal a material impairment loss, and accordingly no provision for expected credit loss has been recognized.

At the reporting dates, there are no significant overdue trade receivable balances. As a result, write-down to accommodate expected credit-losses is not deemed material.

Liquidity Risk Management

Historically, the risk of insufficient funds has been addressed through proceeds from sale of the Company’s securities in private and public offerings, through issuance of convertible notes in 2022, and through royalty funding liabilities in 2024 and 2023.

Liquidity risk is managed by maintaining adequate cash reserves and banking facilities. The risk of shortage of funds is monitored, using a liquidity planning tool, to ensure sufficient funds are available to settle liabilities as they fall due. Besides long term deposits on leases, the Company’s financial assets are recoverable within twelve months after the reporting date.

Maturity analysis

The following table summarizes maturity analysis (on an undiscounted basis) for non-derivative financial liabilities recognized in the consolidated statements of financial position:

	< 1 year	1-5 years	>5 years	Total contractual cash-flows	Carrying amount
	(EUR’000)
Financial liabilities
December 31, 2024
Borrowings (excluding lease liabilities)	32,303	1,027,558	13,660	1,073,521	763,586
Lease liabilities	15,482	52,007	39,127	106,616	93,030
Trade payables, accrued expenses and other liabilities	96,705	—	—	96,705	96,705
Total financial liabilities	144,490	1,079,565	52,787	1,276,842	953,321

Financial liabilities
December 31, 2023
Borrowings (excluding lease liabilities)	11,708	742,925	42,397	797,030	545,472
Lease liabilities	14,385	51,426	49,056	114,867	98,793
Trade payables, accrued expenses and other liabilities	94,566	—	—	94,566	94,566
Total financial liabilities	120,659	794,351	91,453	1,006,463	738,831

“Borrowings (excluding lease liabilities)” comprise convertible notes and royalty funding liabilities. Further details regarding classification of convertible notes as current liabilities in the consolidated statement of financial position are provided in Note 2, “Summary of Material Accounting Policies,” section “New and Amended IFRS Accounting Standards and Interpretations.” Expected maturity for royalty funding liabilities is based on anticipated amount and timing of future revenue from sale of commercial products. Further details regarding the payment structure of the royalty funding agreements are provided above.

Note 18—Commitments and Contingencies

Contractual commitments for the acquisition of property, plant and equipment were €0.3 million and €1.2 million for the years ended December 31, 2024 and 2023, respectively. Further, with certain suppliers, the Company has agreed minimum commitments related to the manufacturing of product supply, subject to continuous negotiation and adjustments according to the individual contractual terms and conditions. Cost of product supply is recognized when the Company obtains control of the goods. In addition, the Company has commitments related to short-term leases and leases of low value assets, contracts of various lengths in respect of research and development with CROs, and IT and facility related services. Costs relating to those commitments are recognized as services are received.

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

Neither the Company’s related parties nor major shareholders hold a controlling, joint controlling, or significant interest in the Group.

The Company has entered into employment agreements with and issued warrants, RSUs and PSUs to Key Management Personnel. In addition, the Company pays fees for board tenure and board committee tenure to the independent members of the Board of Directors. For further details, refer to Note 6, “Employee Costs.” Indemnification agreements have been entered with members of the Board of Directors, the Executive Board and Non-executive Senior Management.

Transactions between the parent company and group enterprises comprise management and license fees, research and development services, administration services, and clinical and commercial supplies. These transactions have been eliminated in the consolidated financial statements. Transactions and outstanding balances with the associates are disclosed in Note 12, “Investments in Associates.”

In addition, the parent company Ascendis Pharma A/S is jointly taxed with its Danish subsidiaries, where the current Danish corporation tax is allocated between the jointly taxed Danish companies. For further details, refer to Note 9, “Tax on Profit/(Loss) for the Year and Deferred Tax.”

Except for the information disclosed above, the Company has not undertaken any significant transactions with members of the Key Management Personnel, or undertakings in which the identified related parties have a controlling or joint controlling interest.

Note 20—Investments in Group Enterprises

Ascendis Pharma A/S’s (parent company) investments in group enterprises at December 31, 2024 comprise:

Subsidiaries	Domicile	Ownership
Ascendis Pharma GmbH	Germany	100%
Ascendis Pharma Endocrinology GmbH	Germany	100%
Ascendis Pharma, Inc.	USA	100%
Ascendis Pharma Endocrinology, Inc.	USA	100%
Ascendis Pharma Ophthalmology Division A/S	Denmark	100%
Ascendis Pharma Endocrinology Division A/S	Denmark	100%
Ascendis Pharma Bone Diseases A/S	Denmark	100%
Ascendis Pharma Growth Disorders A/S	Denmark	100%
Ascendis Pharma Oncology Division A/S	Denmark	100%
Ascendis Pharma Europe A/S	Denmark	100%
Ascendis Pharma UK Limited	United Kingdom	100%
Ascendis Pharma Iberia S.L.	Spain	100%
Ascendis Pharma France SASU	France	100%
Ascendis Pharma Italia SRL	Italy	100%
Ascendis Pharma Sverige AB	Sweden	100%
Ascendis Pharma Switzerland GmbH	Switzerland	100%

Associates	Domicile	Ownership
VISEN Pharmaceuticals	Cayman Island	43.9%
Eyconis Inc.	USA	41.6%

Note 21—Ownership

The following investors, or groups of affiliated investors, are known by us to beneficially own more than 5% of the Company’s outstanding ordinary shares at December 31, 2024:

•
Entities affiliated with RA Capital Management, LLC, USA
•
Westfield Capital Management Company, L.P., USA
•
Entities affiliated with FMR LLC, USA
•
Avoro Capital Advisors LLC, USA
•
Entities affiliated with Artisan Partners LP, USA
•
Entities affiliated with Janus Henderson Group plc, United Kingdom

The Company’s American Depository Shares are held through BNY (Nominees) Limited as nominee, of The Bank of New York Mellon, UK (as registered holder of the Company’s outstanding ADSs).

Note 22—Subsequent Events

No events have occurred after the reporting date that would influence the evaluation of these consolidated financial statements.

Item 19 Exhibits

The following exhibits are filed as part of this annual report:

Exhibit Number	Exhibit Description	Incorporated by Reference
		Form	Date	Number	File Number	Provided Herewith

1.1	Articles of Association, currently in effect (English translation).	6-K	2/12/2025	1.1	001-36815

2.1	Deposit Agreement dated January 27, 2015 among Ascendis Pharma A/S The Bank of New York Mellon and Owners and Holders of American Depositary Shares.	F-3	2/2/2016	4.2	333-209336

2.2	Form of American Depositary Receipt (included in Exhibit 2.1).

2.3	Description of Share Capital and American Depositary Shares.					X

4.1(a)	Rental Agreement, between Technologiepark Heidelberg II GmbH & Co. KG and Ascendis Pharma GmbH (English translation).	F-1	12/18/2014	10.3(a)	333-201050

4.1(b)	Supplement No. 1 to Rental Agreement, between Technologiepark Heidelberg II GmbH & Co. KG and Ascendis Pharma GmbH (English translation).	F-1	12/18/2014	10.3(b)	333-201050

4.2(a)	Reference is made to Exhibit 1.1.

4.2(b)	Form of Warrant Certificate for Warrants					X

4.3	Form of Indemnification Agreement for board members and senior management.	F-1	1/16/2015	10.5	333-201050

4.4	Registration Rights Agreement dated December 11, 2015 by and among Ascendis Pharma A/S, Fidelity Securities Fund: Fidelity Series Small Cap Opportunities Fund—Healthcare Sub and Fidelity Stock Selector Small Cap Fund—Health Care Sub.	6-K	12/14/2015	4.1	001-36815

4.5	Lease Agreement dated September 7, 2015 between Ascendis Pharma A/S and Dades AS.	F-3	2/2/2016	10.1	001-36815

4.6†	Manufacturing and Supply Agreement dated December 21, 2017, between Ascendis Pharma A/S and NOF Corporation.	20-F	3/28/2018	4.9	001-36815

4.7†	Manufacturing and Supply Agreement dated January 12, 2017, between Ascendis Pharma A/S and Medicom Innovation Partner A/S.	20-F	3/28/2018	4.10	001-36815

4.8*	Supply Agreement dated January 1, 2019, between Ascendis Pharma A/S and Vetter Pharma International GMBH.	20-F	4/3/2019	4.11	001-36815

4.9*	Manufacturing and Supply Agreement dated October 26, 2018, between Ascendis Pharma A/S and Carbogen Amcis AG.	20-F	4/3/2019	4.12	001-36815

Exhibit Number	Exhibit Description	Incorporated by Reference
		Form	Date	Number	File Number	Provided Herewith
4.10*	Exclusive Licence Agreement dated November 7, 2018, between Ascendis Pharma Growth Disorders A/S and VISEN Pharmaceuticals (CNP).	20-F	4/3/2019	4.15	001-36815

4.11*	Exclusive Licence Agreement dated November 7, 2018, between Ascendis Pharma Endocrinology Division A/S and VISEN Pharmaceuticals (hGH).	20-F	4/3/2019	4.16	001-36815

4.12*	Exclusive Licence Agreement dated November 7, 2018, between Ascendis Pharma Bone Diseases A/S and VISEN Pharmaceuticals (PTH).	20-F	4/3/2019	4.17	001-36815

4.13*	Tech Transfer and Manufacturing Services Agreement dated December 12, 2019 between Ascendis Pharma A/S and Lonza Ltd.	20-F	4/2/2020	4.16	001-36815

4.14*	Packaging and Supply Agreement dated December 1, 2019 between Ascendis Pharma A/S and Sharp Corporation.	20-F	4/2/2020	4.17	001-36815

4.15*	Manufacturing and Supply Agreement dated December 27, 2020, between Ascendis Pharma A/S and Bachem AG.	20-F	3/2/2022	4.16	001-36815

4.16*	Manufacturing and Supply Agreement dated May 27, 2021, between Ascendis Pharma A/S and Carbogen Amcis AG.	20-F	3/2/2022	4.17	001-36815

4.17*	Manufacturing and Supply Agreement dated August 31, 2020 between Ascendis Pharma A/S and NOF Corporation.	20-F	3/2/2022	4.18	001-36815

4.18*	Amended and Restated Shareholders Agreement dated January 8, 2021, by and among Ascendis Pharma A/S and the parties set forth therein.	20-F	3/10/2021	4.17	001-36815

4.19*	Amendment Letter to the Exclusive Licence Agreement dated January 4, 2021 between Ascendis Pharma Growth Disorders A/S and VISEN Pharmaceuticals (CNP).	20-F	3/10/2021	4.18	001-36815

4.20*	Amendment Letter to the Exclusive Licence Agreement dated January 4, 2021 between Ascendis Pharma Endocrinology Division A/S and VISEN Pharmaceuticals (hGH).	20-F	3/10/2021	4.19	001-36815

4.21*	Amendment Letter to the Exclusive Licence Agreement dated January 4, 2021 between Ascendis Pharma Bone Diseases A/S and VISEN Pharmaceuticals (PTH).	20-F	3/10/2021	4.20	001-36815

4.22*	Revenue Participation Right Purchase and Sale Agreement dated September 5, 2023 between Ascendis Pharma Endocrinology Division A/S, Ascendis Pharma A/S and Royalty Pharma Development Funding LLC.	20-F	2/7/2024	4.22	001-36815

4.23*	Revenue Participation Right Purchase and Sale Agreement dated September 3, 2024 between					X

Exhibit Number	Exhibit Description	Incorporated by Reference
		Form	Date	Number	File Number	Provided Herewith
Ascendis Pharma Bone Diseases A/S, Ascendis Pharma A/S and Royalty Pharma Development Funding LLC.

4.24*	Supply Agreement dated October 1, 2022 between Ascendis Pharma A/S and Vetter Pharma International GmbH.					X

4.25*	Amendment Number 1 to Supply Agreement dated April 8, 2024 between Ascendis Pharma A/S and Vetter Pharma International GmbH					X

4.26	Ascendis Pharma A/S Restricted Stock Unit Program.	S-8	2/28/2023	99.2	333-270088

4.27	Ascendis Pharma A/S Performance Stock Unit Program.	S-8	2/29/2024	99.2	333-277519

8.1	List of Subsidiaries.					X

11.1	Insider Trading Compliance Policy.					X

12.1	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X

12.2	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X

13.1	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					X

13.2	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					X

15.1	Consent of Independent Registered Public Accounting Firm.					X

97.1	Ascendis Pharma A/S Policy for Recovery of Erroneously Awarded Compensation.	20-F	2/7/2024	97.1	001-36815

EX-101.INS	Inline XBRL Instance Document.					X

EX-101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents.					X

104	Cover page interactive data file (formatted as Inline XBRL and included in Exhibit 101).					X

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

Date: February 12, 2025

By:	/s/ Scott T. Smith
Scott T. Smith
Executive Vice President, Chief Financial Officer (Principal Financial Officer)

Date: February 12, 2025