Form 20-F
period 2025-12-31
Ascendis Pharma A/S
filed 2026-02-11
CIK 1612042

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

61,977,408 ordinary shares (including 597,096 ordinary shares represented by ADSs held by the registrant and its consolidated subsidiaries)

(as of December 31, 2025)

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

Our consolidated financial statements are presented in euros except where otherwise indicated, and are prepared in accordance with IFRS Accounting Standards (“IFRS”), as issued by the International Accounting Standards Board and as adopted by the European Union. All references in this annual report to “Dollars”, “USD” and “$” are to U.S. Dollars, and all references to “euro”, “EUR” or “€” are to European Union euro. Throughout this annual report, references to ADSs mean ADSs or ordinary shares represented by ADSs, as the case may be.

Special Note Regarding Forward-Looking Statements

This annual report contains forward-looking statements concerning our business, operations and financial performance and condition, as well as our plans, objectives and expectations for our business operations and financial performance and condition. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “aim,” “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “could,” “due,” “estimate,” “expect,” “goal,” “intend,” “may,” “objective,” “plan,” “predict,” “potential,” “positioned,” “seek,” “should,” “target,” “will,” “would,” and other similar expressions that are predictions or indicate future events and future trends, or the negative of these terms or other comparable terminology. These forward-looking statements include, but are not limited to, statements about:

•
the timing or likelihood of regulatory filings and approvals for our products and product candidates;
•
our expectations regarding the commercial availability of our approved products;
•
the commercialization of our products and product candidates, if approved for commercial use;
•
our commercialization, marketing, and manufacturing capabilities of our products and product candidates and associated devices;
•
the scope, timing, progress, results and costs of developing our product candidates or any other future product candidates, and the timing, conduct, and results of preclinical studies and clinical trials;
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
•
the potential benefits of using our products and product candidates in combination with each other and other therapies;
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
•
our pursuit of additional indications for our products;
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
•
our ability to apply our TransCon technology platform to develop new therapies that demonstrate best-in-class potential to address unmet medical needs;
•
our application of TransCon technology platform to make a meaningful difference for patients;

•
our goals for Vision 2030;
•
estimates of our expenses, future revenue, capital requirements, our needs for additional financing and our ability to obtain additional capital;
•
our financial performance;
•
our ability to attract and hire qualified personnel;
•
developments and projections relating to our market conditions, competitors and industry;
•
our expectations with respect to ongoing and potential litigation; and
•
the impact on our business of international economic, political, legal, compliance, social and business factors, including inflation, tariffs, geopolitical conflicts and energy shortages.

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

Summary of Material Risks Associated with Our Business

Our business is subject to numerous risks and uncertainties, including those described in “Item 3.D - Key Information - Risk Factors” in this annual report. You should carefully consider these risks and uncertainties when investing in our ADSs. The principal risks and uncertainties affecting our business include the following:

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
•
Unfavorable global and regional economic, political, health, climate and other conditions and events could adversely affect our business, financial condition or results of operations.
•
The regulatory approval processes of the European Medicines Agency (“EMA”), the U.S. Food and Drug Administration (“FDA”), the European Commission (“EC”), the UK Medicines and Healthcare products Regulatory Agency (“MHRA”) and comparable authorities are lengthy, time consuming, and inherently unpredictable. If we are ultimately unable to obtain regulatory approval for our product candidates, our business will be substantially harmed.
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

Risks Related to Our Operations, Financial Condition and Capital Requirements

We may incur significant losses in the future, which makes it difficult to assess our future viability.

We are applying our innovative TransCon technology platform to build a leading, fully integrated biopharma company focused on making a meaningful difference in patients’ lives. Guided by our core values of patients, science, and passion, we use our TransCon technologies to create new and potentially best-in-class therapies. We currently have a pipeline of multiple independent endocrinology rare disease, and oncology candidates in development. We are also working to apply our TransCon technology platform in additional therapeutic areas to address unmet medical needs. On August 25, 2021, the FDA approved TransCon hGH, known by its brand name SKYTROFA and its international nonproprietary name lonapegsomatropin-tcgd in the U.S. for the treatment of pediatric patients one year and older who weigh at least 11.5 kg (25.4 lb) and have growth failure due to inadequate secretion of endogenous growth hormone, and on July 25, 2025, the FDA approved SKYTROFA for the replacement of endogenous growth hormone in adults with growth hormone deficiency (“GHD”). On August 9, 2024, the FDA approved TransCon PTH, known by its brand name YORVIPATH, for the treatment of hypoparathyroidism in adults. SKYTROFA (lonapegsomatropin) was granted marketing authorization by the EC as a once-weekly subcutaneous injection for the treatment of children and adolescents ages 3 to 18 years with growth failure due to insufficient secretion of endogenous growth hormone on January 11, 2022. In addition, in November 2023, the EC granted marketing authorization to YORVIPATH (palopegteriparatide), as a replacement therapy indicated for the treatment of adults with chronic hypoparathyroidism.

Biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. To date, we have focused substantially all of our efforts on our research and development activities relating to our products, YORVIPATH and SKYTROFA, our product candidate TransCon CNP, our product candidates in oncology and our proprietary TransCon technologies, as well as on the commercialization of YORVIPATH and SKYTROFA in the United States. We have a limited commercial operating history upon which our shareholders and ADS holders can evaluate our business and prospects. Going forward, we may incur significant losses from our operations. We had a net loss of €228 million for the year ended December 31, 2025, and a net loss of €378.1 million for the year ended December 31, 2024. Our total equity presented a deficit of €162.8 million as of December 31, 2025, compared to a deficit of €105.7 million as of December 31, 2024. The net loss we have experienced in 2025 is not necessarily indicative of our future results.

Apart from the FDA’s, the EC’s and MHRA’s respective approval of YORVIPATH and SKYTROFA, none of our other product candidates have been approved for commercial sale by the FDA, the EC or similar non-U.S. regulatory authorities. Our annual operating expenses may increase over the next several years as we incur additional commercialization expenses and continue our research and development expenses. Although we receive revenue from commercial product sales, we may incur substantial operating losses for the foreseeable future as we execute our operating plan.

Possible future losses would have an adverse effect on our shareholders’ equity. Further, the net losses or net income we incur may fluctuate significantly from quarter to quarter and year to year, such that a period-to-period comparison of our results of operations may not be a reliable indication of our future performance.

We rely significantly on our TransCon technologies and TransCon products and product candidates.

Our ability to generate revenue will continue to depend significantly on our ability to successfully commercialize YORVIPATH and SKYTROFA (and any other approved products) in the U.S. and the EU, complete the research and development of our other product candidates and obtain the regulatory and marketing approvals necessary to commercialize such product candidates. Our ability to generate additional revenue from commercial product sales from SKYTROFA, YORVIPATH or other product candidates or approved products, or pursuant to milestone payments or royalties from collaboration partners depends heavily on many factors, including but not limited to:

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

•
our ability to prevent, avoid, and possibly recover from severe geopolitical events with impact on our clinical development, manufacturing, and commercial activities; and
•
attracting, hiring, and retaining qualified personnel.

In cases where we are successful in obtaining regulatory approvals to market one or more of our product candidates (such as the approvals we have obtained for YORVIPATH and SKYTROFA), our revenue will be dependent, in part, upon the size of the markets in the territories for which regulatory approval is granted, the accepted price for the product, the availability of competing products, the ability to get reimbursement for our products at any price and the extent of our royalty rights for that territory. If the number of patients suitable for our products or product candidates is not as significant as we estimate, the indication approved by regulatory authorities is narrower than we expect or the reasonably accepted population for treatment is narrowed by competition, physician choice, treatment guidelines or third-party payor restrictions, we may not generate significant revenue from the sale of such products or product candidates, even if approved. Limitations on our ability to generate revenue from commercial product sales or pursuant to up-front or milestone payments and royalties from collaboration partners would likely depress our market value and could impair our ability to raise capital, expand our business, discover or develop other products and product candidates or continue our operations.

In addition, our revenue includes provision for a variety of sales deductions such as prompt pay discounts, shelf stock adjustments and applicable sales deductions attributable to various commercial arrangements, managed healthcare organizations, government programs, and co-pay arrangement. Provisions for sales deductions attributed to commercial arrangements are recognized when the related sales take place and measured using the expected value method. Provisions for unsettled sales deductions and product returns are estimated on the basis of a percentage of sales as defined by individual agreements and contracts, and for government rebates by individual state- and plan agreements. Further inputs to the calculations are based on payer channel mix, current contract prices under eligible programs and current inventory levels in the distribution channels. Inputs to the calculations are subject to estimation and assumptions and are based on historical experience and other factors that are relevant, and which are available at the reporting date. These estimates and assumptions are subject to material uncertainties and could result in outcomes that require a material adjustment in future periods.

We may seek additional financing to achieve our goals, and a failure to obtain this capital if needed on acceptable terms, or at all, could force us to delay, limit, scale back or cease our commercialization activities, product development or any other or all operations.

Since our inception, most of our resources have been dedicated to our research and development and commercialization activities. We have funded our operations primarily through issuance of shares and convertible debt securities, royalty arrangements with third parties, and payments to us under collaboration agreements. As of December 31, 2025, we had cash and cash equivalents totaling €616 million. We believe that we will continue to expend substantial resources for the foreseeable future, including costs associated with research and development and commercialization activities. We maintain the majority of our cash and cash equivalents in accounts with major financial institutions, and our deposits at these institutions exceed insured limits. Market conditions can impact the viability of these institutions. In the event of failure of any of the financial institutions where we maintain our cash and cash equivalents, there can be no assurance that we would be able to access uninsured funds in a timely manner or at all. Any inability to access or delay in accessing these funds could adversely affect our business and financial position.

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

We may seek additional capital through a variety of means, including through public or private equity, debt financings or other sources, including up-front payments and milestone payments from strategic collaborations or royalty arrangements with third parties. To the extent that we raise additional capital through the issuance of convertible debt or equity securities, the ownership interest of our shareholders and ADS holders may be diluted, and the terms may include liquidation or other preferences that adversely affect the rights of our shareholders and ADS holders. Such financing may result in dilution to holders of shares or ADSs, imposition of debt covenants and repayment obligations, or other restrictions that may affect our business. If we raise additional funds through up-front payments or milestone payments pursuant to strategic partnerships with third-parties, we may have to relinquish valuable rights to our products or product candidates, or grant licenses on terms that are not favorable to us. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans.

For example, in September 2023, we entered into a $150.0 million capped synthetic royalty funding agreement (the “SKYTROFA Agreement”), with Royalty Pharma. Under the terms of the SKYTROFA Agreement, we received an upfront payment of $150.0 million in exchange for a 9.15% royalty on net U.S. SKYTROFA revenue. In September 2024, we entered into a $150.0 million capped synthetic royalty funding agreement with Royalty Pharma (the “YORVIPATH Agreement”, and together with the SKYTROFA Agreement, the “Royalty Pharma Agreements”). Under the terms of the YORVIPATH Agreement, we received an upfront payment of $150.0 million in exchange for a 3.0% royalty on net U.S. YORVIPATH revenue.

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
•
whether our product candidates’ safety, purity, potency, tolerability and/or efficacy profiles will be satisfactory to the EMA/EC, the FDA and similar regulatory authorities to warrant marketing approval;
•
whether the EMA/EC, the FDA or similar regulatory authorities will require additional clinical trials prior to approving or issuing a positive opinion in order for our product candidates to be authorized, if ever;
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

While we launched SKYTROFA in 2021 and YORVIPATH in late 2024, we have limited experience successfully scaling commercial operations for multiple products simultaneously. The success of our commercialization efforts is difficult to predict and subject to the effective execution of our business plan, including, among others, the continued development of our internal sales, marketing, and distribution capabilities and our ability to navigate the significant expenses and risks involved with the development and management of such capabilities. For example, our commercial launch of YORVIPATH in the United States may not develop as planned or anticipated, which may require us to, among others, adjust or amend our business plan and incur significant expenses. Further, given our limited experience commercializing products, we do not have a long track record of successfully executing commercial launches. If we are unsuccessful in accomplishing our objectives and executing on our business plan, or if our commercialization efforts do not develop as planned, we may not be able to successfully commercialize our approved products and any future approved products, we may require significant additional capital and financial resources, we may not become profitable, and we may not be able to compete against more established companies in our industry.

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

Further, we are conducting, and plan to conduct, clinical trials in sites outside of the United States and the EU. Conducting clinical trials in foreign countries presents additional risks that may delay completion of clinical trials. These risks include the failure of physicians or enrolled patients in foreign countries to adhere to clinical protocol as a result of differences in healthcare services or cultural customs, managing additional administrative burdens associated with foreign regulatory schemes, as well as political and economic risks relevant to such foreign countries. In addition, the EMA/EC or the FDA may determine that the clinical trial results obtained in foreign subjects do not establish the safety, purity, potency and/or efficacy of a product candidate when administered in EU or U.S. patients, and are thus not supportive of granting of a marketing authorization application (“MAA”), in the EU or of a New Drug Application (“NDA”), or Biologics License Application (“BLA”), in the United States. As a result, the EMA or the FDA may not accept data from clinical trials conducted outside the EU or the United States, respectively, and may require that we conduct additional clinical trials or obtain additional data before we can submit an NDA or BLA in the United States or a MAA in the EU. The EMA or the FDA may even require us to conduct additional clinical trials in the EU or the United States, respectively, before we are able to submit an NDA, BLA, MAA or other marketing application for any of our product candidates.

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

Furthermore, on April 28, 2025, the UK adopted an amendment to the Medicines for Human Use (Clinical Trials) Regulations 2004 intended to support a more streamlined and flexible regulation of clinical trials, removing unnecessary administrative burdens on trial sponsors, while protecting the interests of trial participants. It also intends to bring the UK regulatory framework for clinical trials, which is still based on the EU Clinical Trials Directive, into closer alignment with the EU CTR. The amendment will become applicable on April 28, 2026 following a one-year transition period.

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

A key element of our strategy is to expand our pipeline of product candidates utilizing our proprietary TransCon technologies, and to advance such product candidates through clinical development. Certain of our product candidates are in preclinical development and may require significant time and additional research and development before we can submit Investigational NDAs, CTAs or other equivalent foreign regulatory applications to regulatory authorities to begin clinical studies. Of the large number of drugs and biologics in development, only a small percentage of such drugs successfully complete the EMA/EC or FDA regulatory approval process and are commercialized. Accordingly, even if we are able to continue to fund such development programs, our product candidates may not be advanced to clinical studies or be successfully developed or commercialized. In addition, our preclinical product candidates may not demonstrate the advantages we expect from application of our TransCon technologies in preclinical studies. In such event, we may decide not to progress any such product candidates into clinical trials.

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

We are aware of several pharmaceutical and biopharmaceutical companies that have commenced clinical studies of products or have successfully commercialized products addressing areas that we are targeting. A permanently PEGylated long-acting growth hormone (brand name Jintrolong®) developed by GeneScience Pharmaceuticals Co., Ltd. is available in China and the Somatropin Biopartners product (LB03002), is available in Korea. Novo Nordisk has received regulatory approval of once-weekly somapacitan (brand name SOGROYA®) for replacement of endogenous growth hormone in adult patients with GHD in the United States, Japan, Europe, Australia and Saudi Arabia and in pediatric patients with GHD in the United States, Japan, Europe, Canada, Brazil and Saudi Arabia. Pfizer (in collaboration with OPKO Health Inc.) has received regulatory approval of once-weekly somatrogon (brand name NGENLA) in more than 40 countries for pediatric GHD. Other experimental growth hormone therapies are in different stages of clinical development by various companies, including Genexine Inc., I-MAB, and JCR Pharmaceuticals Co., Ltd. In addition, we are aware of several academic groups and companies working on making longer-acting agonists of the PTH receptor (“PTH1R”). Other companies and groups are developing or commercializing therapies for hypoparathyroidism, including Calcilytix (a BridgeBio company), Entera Bio, Extend Biosciences, Massachusetts General Hospital, Amolyt Pharma, and MBX Biosciences. Other companies are developing therapies for achondroplasia, including BioMarin Pharmaceutical, Inc. (“BioMarin”), and QED Therapeutics (a BridgeBio company). BioMarin has received regulatory approval for vosoritide (brand name VOXZOGO®) in more than 40 active markets for the treatment of achondroplasia and is developing BMN 333, a long-acting C-type natriuretic peptide (“CNP”) for multiple growth disorders. Tyra Biosciences, Sanofi, ProLynx Inc. and Ribomic, Inc., have achondroplasia programs in various clinical stages.

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

Our proprietary TransCon technology platform includes a novel approach to extending the residence time and duration of action of a variety of drug products.

Our TransCon technology platform has been developed to improve the delivery of a variety of drug products. However, we cannot be certain that any of our other products or product candidates using our TransCon technologies will be deemed safe, pure, potent or efficacious (or that any of our products will be deemed safe, pure, potent or effective for other indications), nor that any aspects of our TransCon technologies will yield additional product candidates that could be commercially valuable. Further, our TransCon hydrogel carrier system has limited experience in humans and our drug molecules based on albumin avidity has no experience in humans. As a result, our TransCon hydrogel carriers and our albumin avidity based drug molecules, when dosed extensively in humans, may fail to perform as we expect. Failure of any of our product candidates to be successfully developed, approved and commercialized may result in our TransCon technologies being viewed as an ineffective approach to developing drug products which would harm our business and prospects.

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

We rely on our collaboration partners to conduct certain clinical studies. For example, in November 2018, we announced the formation of VISEN Pharmaceuticals (“VISEN”), a company established to develop, manufacture, and commercialize our endocrinology rare disease therapy candidates in Greater China, which completed a Hong Kong Stock Exchange listing in 2025. In connection with the formation of VISEN, we granted VISEN exclusive rights to develop and commercialize our rare disease endocrinology products based on our proprietary TransCon technologies, including TransCon hGH, TransCon PTH and TransCon CNP, in Greater China for use in all human indications, subject to certain exceptions. As another example, in November 2023, we announced that we entered into an exclusive license agreement with Teijin Limited, (“Teijin”), to develop and commercialize TransCon hGH, TransCon PTH and TransCon CNP for certain endocrinology rare diseases in Japan. As a further example, in January 2024, we announced the formation of Eyconis, Inc. (“Eyconis”), a separate company created to develop, manufacture, and commercialize TransCon ophthalmology assets globally, together with an investor syndicate. In connection with the formation of Eyconis, we granted Eyconis exclusive rights to develop and commercialize TransCon ophthalmology products globally and received an equity position in the newly formed company. We may also enter into collaboration agreements with other parties relating to our other product candidates and technology platform. For example, in November 2024, we entered into a research and development collaboration and license agreement with Novo Nordisk A/S (“Novo Nordisk”), pursuant to which we granted Novo Nordisk an exclusive worldwide license to our TransCon technology platform to develop, manufacture and commercialize Novo Nordisk proprietary products in metabolic diseases and a product-by-product exclusive license in cardiovascular diseases.

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

We may form additional strategic collaborations in the future with respect to our TransCon technology platform and proprietary programs, but we may not realize the benefits of such collaborations.

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

In connection with the formation of Eyconis, we granted Eyconis exclusive rights to develop and commercialize TransCon ophthalmology products globally and received an equity position in the newly formed company. Additionally, in November 2024, we announced that we signed a Exclusive License and Development Agreement with Novo Nordisk A/S for the development and commercialization of TransCon Technology-based products in the fields of metabolic and cardiovascular diseases.

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

If a drug or biologic with an orphan designation subsequently receives the first marketing approval for the indication for which it has such designation, the drug or biologic is entitled to a period of marketing exclusivity, which precludes the FDA from approving another marketing application for the same drug or biologic for the same approved indication or use within such disease or condition for a seven-year period, except in limited circumstances. If our competitors are able to obtain orphan drug exclusivity prior to us, for products that constitute the “same drug” and are approved for the same indications and uses as we intend to seek for our product candidates, we may not be able to have competing products approved by the applicable regulatory authority for a significant period of time. The applicable period is seven years in the United States. The applicable exclusivity period is ten years in the EU, but such exclusivity period can be reduced to six years if, at the end of the fifth year, a product no longer meets the criteria for orphan designation or if the product is sufficiently profitable so that market exclusivity is no longer justified.

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

We have obtained orphan drug exclusivity from the FDA for YORVIPATH for the treatment of hypoparathyroidism in adults, and for SKYTROFA for the treatment of pediatric patients one year and older who weigh at least 11.5 kg and have growth failure due to inadequate secretion of endogenous GH and for the replacement of endogenous growth hormone in adults with GHD. However, even if we obtain orphan drug exclusivity for any of our product candidates, that exclusivity may not effectively protect those product candidates from competition because different drugs can be approved for the same indications and uses within the same rare disease or condition, and orphan drug exclusivity does not prevent the FDA or foreign regulatory authorities from approving the same or a different drug in another indication. Even after an orphan drug is granted orphan exclusivity and approved, the FDA or foreign regulatory authorities can subsequently approve a later application for the same drug for the same condition before the expiration of the exclusivity period if the FDA or foreign regulatory authorities conclude that the later drug is clinically superior in the relevant indication in that it is shown to be safer in a substantial portion of the target populations, more effective or makes a major contribution to patient care. In addition, a designated orphan drug may not receive orphan drug exclusivity if it is approved for a use that is broader than the indication for which it received orphan designation. Moreover, orphan-drug-exclusive marketing rights in the United States and in foreign jurisdictions may be lost if the FDA or foreign regulatory authorities later determine that the request for designation was materially defective or if we are unable to manufacture sufficient quantities of the product to meet the needs relating to the approved indication or use of patients with the rare disease or condition. Orphan designation neither shortens the development time or regulatory review time of a drug nor gives the drug any advantage in the regulatory review or approval process.

Any biological product for which we have obtained approval may face competition sooner than anticipated.

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

Although the majority of our products and product candidates are regulated by the FDA as small-molecule drugs, the FDA regulates TransCon hGH, including the commercial version we market as SKYTROFA, as a biological product, and we may develop future product candidates regulated by the FDA as biologics. We believe that any of our future biological product candidates approved under a BLA should qualify for the twelve-year period of exclusivity. However, there is a risk that this exclusivity could be shortened due to Congressional action or otherwise, or that the FDA will not consider our product candidates to be reference products for competing products, potentially creating the opportunity for generic competition sooner than anticipated. Jurisdictions in addition to the United States have established abbreviated pathways for regulatory approval of biological products that are biosimilar to earlier approved reference products. For example, the EU has had an established regulatory pathway for biosimilars since 2006. Moreover, the extent to which a biosimilar, once approved, could be substituted for any one of our reference products in a way that is similar to traditional generic substitution for non-biological products will depend on a number of marketplace and regulatory factors that are still developing. For example, in recent years, the FDA has sought to reduce the data required for biosimilar product sponsors to demonstrate biosimilarity to, or interchangeability with, a biologic reference product. In particular, in June 2024, the FDA published updated draft guidance entitled “Considerations in Demonstrating Interchangeability with a Reference Product” in which the FDA, among other things, set forth conditions under which interchangeable product sponsors could demonstrate interchangeability without conducting so-called “switching” studies. Similarly, in October 2025, the FDA published a draft guidance entitled “Scientific Considerations in Demonstrating Biosimilarity to a Reference Product: Updated Recommendations for Assessing the Need for Comparative Efficacy Studies” in which the FDA set forth conditions under which biosimilar product sponsors may demonstrate biosimilarity without conducting comparative efficacy studies. Although the FDA has yet to finalize these draft guidance documents, these or similar efforts may increase the risk of competition for our biologic products.

We rely on third-parties to manufacture preclinical, clinical, and commercial supplies of our products, product candidates and their device components.

We do not own facilities for manufacturing our products and product candidates. We depend on third-parties to manufacture and provide analytical services with respect to our products and product candidates and their respective device components.

In addition, to produce the quantities necessary to meet anticipated market demand, we and/or any collaboration partners will need to secure sufficient manufacturing capacity with third-party manufacturers. For YORVIPATH and SKYTROFA, we believe we have secured agreements to provide for sufficient manufacturing capacity with third-party manufacturers; however, our estimates of market demand may be inaccurate and third-party manufacturers may fail to produce sufficient quantities on a timely basis or at all. If we and/or any collaboration partners are unable to produce our products and product candidates in sufficient quantities to meet the requirements for the launch of the product or to meet future demand, our revenues and gross margins would be adversely affected. To be successful, our products and product candidates must be manufactured in commercial quantities in compliance with regulatory requirements and at acceptable costs. We and/or any collaboration partners will regularly need to maintain access to facilities to manufacture commercial supplies of our products and product candidates, if approved. All of this will require additional funds and successful completion of inspection or audits and approval by the FDA, other regulatory authorities and by notified bodies with respect to the device components. If we and/or any collaboration partners are unable to establish and maintain a manufacturing capacity within our planned time and cost parameters, the development and sales of our products and product candidates as well as our business, results of operations and prospects, and the value of our shares or ADSs could be adversely affected.

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

We may also rely on other foreign contract research organizations (“CROs”), and contract manufacturing organizations (“CMOs”), such as WuXi Biologics. Such foreign CROs and CMOs may be subject to U.S. legislation, sanctions, trade restrictions and other foreign regulatory requirements which could increase the cost or reduce the supply of material available to us, delay the procurement or supply of such material or have an adverse effect on our ability to secure significant commitments from governments to purchase our potential therapies. For example, the U.S. BIOSECURE Act, which was enacted in December 2025, prohibits federal agencies from procuring or using any biotechnology equipment or services from “biotechnology companies of concern” or entering into, extending, or renewing any contracts with entities that use such biotechnology equipment or services from “biotechnology companies of concern.” Congress has interpreted a “biotechnology company of concern” as an entity that is under the control of a foreign adversary and that poses a risk to national security based on its research or multiomic data collection (e.g., collection of genomic information). While the U.S. BIOSECURE Act has a grandfathering period of five years for existing contracts, and has carveouts for manufacture of drugs for supply under Medicaid and Medicare Part B, subject to the Secretary of Veteran Affairs’ discretion, the impact of the U.S. BIOSECURE Act on the biotechnology industry is uncertain. If WuXi Biologics becomes subject to trade restrictions, sanctions, increased tariffs or other regulatory requirements by the U.S. government (including designation as a “biotechnology company of concern” under the U.S. BIOSECURE Act), or if the U.S. or Chinese government take retaliatory actions due to recent or increased tensions between the U.S. and China, it may have the potential to severely restrict the ability of U.S. biopharmaceutical companies like us to purchase services or products from, or otherwise collaborate with, certain “biotechnology companies of concern” without losing the ability to contract with, or otherwise receive funding from, the U.S. government. We do business with companies in China and it is possible some of our contractual counterparties could be impacted by the legislation described above.

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

In September 2023 and September 2024, we entered into the Royalty Pharma Agreements. The Royalty Pharma Agreements contain covenants that impose on us certain obligations with respect to payment, diligence, reporting, intellectual property, in-licenses, out-licenses and certain other actions, as well as indemnification obligations. Among other things, these covenants require us to use commercially reasonable efforts to manufacture and commercialize YORVIPATH and SKYTROFA in the United States and to develop SKYTROFA for a new indication, and limit our ability to create or incur liens or dispose of certain assets related to YORVIPATH and SKYTROFA. Compliance with these covenants may limit our flexibility in operating our business and our ability to take actions that might otherwise be advantageous to us and our stockholders. Pursuant to the Royalty Pharma Agreements, we have granted to Royalty Pharma back-up security interest in certain assets to secure our obligations under the Royalty Pharma Agreements. If we are unable to comply with our obligations, Royalty Pharma may be entitled to take possession of such assets, which could have a material adverse effect on our business, financial condition and results of operations.

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

Since the end of the Brexit transition period on January 1, 2021, Great Britain (England, Scotland and Wales) (“GB”) has not been directly subject to EU laws, however between January 1, 2021 and December 31, 2024 and as a result of the Northern Ireland Protocol, different rules applied in Northern Ireland than in GB; broadly, Northern Ireland continued to follow the EU regulatory regime. On January 1, 2025, a new arrangement called the “Windsor Framework” came into effect and reintegrated Northern Ireland under the regulatory authority of the UK’s MHRA with respect to medicinal products. The Windsor Framework removed EU licensing processes and EU labelling and serialization requirements in relation to Northern Ireland and introduced a UK-wide licensing process for medicines. In addition, new legislation such as the EU CTR is not applicable in GB. While the EU-UK Trade and Cooperation Agreement includes the mutual recognition of Good Manufacturing Practice (“GMP”), it does not contain wholesale mutual recognition of UK and EU pharmaceutical regulations and product standards. There may be divergent local requirements in GB from the EU in the future, which may impact clinical and development activities that occur in the UK in the future. Similarly, clinical trial submissions in the UK will not be able to be bundled with those of EU member states within the EMA Clinical Trial Information System, adding further complexity, cost and potential risk to future clinical and development activity in the UK. Significant political and economic uncertainty remains about how much the relationship between the UK and EU will differ as a result of the UK’s withdrawal.

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

We are highly dependent on the principal members of our executive management and scientific staff, the loss of whose services could adversely affect the achievement of planned development objectives. In addition, we could experience difficulties attracting and retaining qualified employees in the future. For example, competition for qualified personnel in the biotechnology and pharmaceuticals field is intense due to the limited number of individuals who possess the skills and experience required by our industry. As such, we could have difficulty attracting experienced personnel to our company and may be required to expend significant financial resources in our employee recruitment and retention efforts.

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

In the ordinary course of our business, we collect, store and transmit confidential information, including intellectual property, proprietary business information, preclinical and clinical trial data, and personal information (collectively, “Confidential Information”). It is critical that we do so in a secure manner to maintain the confidentiality and integrity of such Confidential Information.

Despite the implementation of security measures, our information technology systems and those of our CROs and other contractors and consultants are vulnerable to attack and damage from computer viruses and malware (e.g., ransomware), unauthorized access, natural disasters, terrorism, war, telecommunication and electrical failures, malfeasance by external or internal parties, human error (e.g., social engineering, phishing). Attacks upon information technology systems are increasing in their frequency, levels of persistence, sophistication and intensity, and are being conducted by sophisticated and organized groups and individuals with a wide range of motives and expertise. Furthermore, because the techniques used to obtain unauthorized access to, or to sabotage, systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures. We may also experience security breaches that may remain undetected for an extended period. Even if identified, we may be unable to adequately investigate or remediate incidents or breaches due to attackers increasingly using tools and techniques – including artificial intelligence – that are designed to circumvent controls, to avoid detection, and to remove or obfuscate forensic evidence. If we or our third-party vendors were to experience a significant cybersecurity breach of our or their information systems or data, the costs associated with the investigation, remediation and potential notification of the breach to counterparties and data subjects could be material. In addition, our remediation efforts may not be successful. If we do not allocate and effectively manage the resources necessary to build and sustain the proper technology and cybersecurity infrastructure, we could suffer significant business disruption, including data loss or the loss of or damage to intellectual property or other proprietary information. There can also be no assurance that our and our third-party service providers’, strategic partners’, contractors’, consultants’, CROs’ and collaborators’ cybersecurity risk management program and processes, including policies, controls or procedures, will be fully implemented, complied with or effective in protecting our systems, networks and Confidential Information.

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

Public health threats, such as influenza and other highly communicable diseases or viruses, outbreaks of which have from time to time occurred in various parts of the world in which we operate, could adversely impact our operations, as well as the operations of our partners and our and their respective vendors, suppliers and other business partners. Any of these public health threats and related consequences could adversely affect our financial results.

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

Our results of operations could be adversely affected by global or regional economic, political, health, climate and other conditions and events. A global financial crisis or global or regional political and economic instability, failure of banks, wars, terrorism, civil unrest, outbreaks of disease, and other unexpected events, such as natural disasters, internet security threats, and damage to global communication networks, could cause extreme volatility, disrupt our business and increase our costs and expenses. Business disruptions could include, among others, disruptions to clinical enrollment, clinical site availability, patient accessibility, conduct of our clinical trials and commercialization activities, as well as temporary closures of our facilities and the facilities of suppliers or manufacturers in our supply chain.

For example, trade policies and geopolitical disputes (including as a result of China-Taiwan geo-political instability) and other international conflicts can result in tariffs, sanctions and other measures that restrict international trade, and can materially adversely affect our business, particularly if these measures occur in regions where our third-party contract manufacturers operate. Countries may also adopt measures, such as controls on imports or exports of goods, technology or data, that could adversely impact our operations and supply chain. These geopolitical risks could also adversely affect VISEN’s activities in China.

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

Similarly, global climate change could result in certain types of natural disasters occurring more frequently or with more intense effects. Some of our corporate and operational functions are located in California, which has experienced severe earthquakes, droughts, fires and other natural disasters in the past. We do not have multiple-site capacity for all of our operations in the event of a business disruption. Furthermore, parties in our supply chain and our customers are similarly vulnerable to these global or regional economic, political, health, climate and other conditions and events. Global or regional economic, political, health, climate and other conditions and events could result in a variety of risks to our business, including our ability to raise capital when needed on acceptable terms, if at all. Any of the foregoing could harm our business and we cannot anticipate all of the ways in which such conditions and events could adversely impact our business.

Risks Related to Government Regulatory and Legal Requirements

The regulatory approval processes of the EMA, the FDA, the EC, the MHRA and comparable authorities are lengthy, time consuming, and inherently unpredictable. If we are ultimately unable to obtain regulatory approval for our product candidates, our business will be substantially harmed.

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

The time required to obtain approval by the FDA and comparable authorities is unpredictable, typically takes many years following the commencement of clinical studies, and depends upon numerous factors. The EMA/EC, the FDA and comparable authorities have substantial discretion in the approval process and we may encounter matters with the EMA, the FDA or such comparable authorities that requires us to expend additional time and resources and delay or prevent the approval of our product candidates. For example, the FDA or EMA may require us to conduct additional studies or trials for drug or biological product candidates either prior to or post-approval, such as additional drug-drug interaction studies or safety or efficacy studies or trials, or it may object to elements of our clinical development program such as the number of subjects in our current clinical trials from the United States or Europe. In addition, approval policies, regulations or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions, which may cause delays in the approval or result in a decision not to approve an application for regulatory approval. Despite the time and expense exerted, failure can occur at any stage. Applications for our product candidates could fail to receive regulatory approval for many reasons, including but not limited to the following:

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

The EC’s proposal for revision of several legislative instruments related to medicinal products (potentially reducing the duration of regulatory data protection, revising the eligibility for expedited pathways, etc.) was published on April 26, 2023. The proposed revisions remain to be agreed and adopted by the European Parliament and European Council of the EU and the proposals may therefore be substantially revised before adoption, which is not anticipated before early 2026. The revisions may however have a significant impact on the pharmaceutical industry and our business in the long term.

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

On August 9, 2024, the FDA approved YORVIPATH for the treatment of hypoparathyroidism in adults. The approved presentation for YORVIPATH includes a pen-injector device we developed with Ypsomed to facilitate patient administration of TransCon PTH. As such, the pen-injector version of TransCon PTH is regulated as a combination product by the FDA and other regulatory authorities. Combination products require coordination within the FDA and within comparable regulatory agencies for review of their drug and device components. The EU regulates medical devices and medicinal products separately, through different legislative instruments, and the applicable requirements will vary depending on the type of drug-device combination product. For instance, drug-delivery products intended to administer a medicinal product where the medicinal product and the device form a single integral product are regulated as medicinal products in the EU. In such a case, the MAA must include – where available – the results of the assessment of the conformity of the device part with the EU Medical Devices Regulation (“EU MDR”) contained in the manufacturer’s EU declaration of conformity of the device or the relevant certificate issued by a notified body. If the MAA does not include the results of the conformity assessment and where for the conformity assessment of the device, if used separately, the involvement of a notified body is required, the EMA or the EU member state competent authority must require the applicant to provide a notified body opinion on the conformity of the device. By contrast, in case of drug-delivery products intended to administer a medicinal product where the device and the medicinal product do not form a single integral product (but are, e.g., co-packaged), the medicinal product is regulated in accordance with the rules for medicinal products described above while the device part is regulated as a medical device and will have to comply with all the requirements set forth by the EU MDR.

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

The governmental regulation of the development of products, including YORVIPATH and SKYTROFA in the U.S. and EU, and our other product candidates extend beyond clinical studies to approval required for their sale and monitoring of such products after sale. This regulation, approval and monitoring is the responsibility of numerous authorities in the United States, the EU and authorities in other territories. Following any regulatory approval of a product candidate, we, any collaboration partners and the manufacturers of our products will be subject to continuing regulatory obligations, including safety reporting requirements, regulatory oversight of product promotion and marketing, and cGMP or similar requirements. Furthermore, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion and recordkeeping for the product will be subject to extensive and ongoing regulatory requirements. These regulations cover all aspects of manufacturing, testing, quality control and recordkeeping of our products. If we or any collaboration partners or manufacturers fail to comply with applicable regulatory requirements, we may be subject to fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with cGMPs or similar requirements and GCPs for any clinical trials that we conduct post-approval. As such, we and our third-party contract manufacturers will be subject to continual review and periodic inspections to assess compliance with regulatory requirements. Accordingly, we and others with whom we work must continue to expend time, money, and effort in all areas of regulatory compliance, including manufacturing, production, and quality control. Regulatory authorities may also impose significant restrictions on a product’s indicated uses or marketing or impose ongoing requirements for potentially costly post-marketing studies. Furthermore, any new legislation addressing drug safety issues could result in delays or increased costs to assure compliance.

In addition, under the Federal Food, Drug, and Cosmetic Act, particular restrictions are placed on the distribution of human growth hormone products, including TransCon hGH. The distribution of product samples to physicians must also comply with the requirements of the Prescription Drug Marketing Act. Manufacturing facilities for our products remain subject to periodic inspection by regulatory authorities and must continue to adhere to International Conference on Harmonisation of Technical Requirements for Registration of Pharmaceuticals for Human Use and the FDA’s cGMP requirements. Application holders must obtain FDA approval for many product and manufacturing changes, depending on the nature of the change. Sales, marketing, and scientific/educational grant programs must comply with the U.S. Anti-Kickback Statute, the False Claims Act, as amended and similar state laws. Certain payments and other transfers of value to U.S. licensed physicians (as defined under statute) and teaching hospitals must be reported under the Physician Payments Sunshine Act. Pricing and rebate programs must comply with the Medicaid Drug Rebate Program requirements of the Omnibus Budget Reconciliation Act of 1990, as amended, and the Veterans Health Care Act of 1992, as amended. If products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. All of these activities are also potentially subject to U.S. consumer protection and unfair competition laws. For further discussion of these laws, see “Risk Factors—We are subject to healthcare laws, regulation and enforcement; our failure to comply with these laws could harm our results of operations and financial conditions.”

We are required to report certain adverse reactions and production problems, if any, to the FDA or foreign regulatory authorities, and to comply with requirements concerning advertising and promotion for our products. Promotional communications with respect to prescription pharmaceutical products are subject to a variety of legal and regulatory restrictions and must be consistent with the information in the product’s approved label. As such, we may not promote our products for indications or uses for which they do not have FDA or foreign regulatory authority approval.

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

Disruptions at the FDA and other government agencies caused by funding shortages or staffing limitations could hinder their ability to hire, retain or deploy key leadership and other personnel, or otherwise prevent new or modified products from being developed, approved or commercialized in a timely manner or at all, which could negatively impact our business.

The ability of the FDA and foreign regulatory authorities to review and approve new products can be affected by a variety of factors, including government budget and funding levels, statutory, regulatory, and policy changes, the FDA’s or foreign regulatory authorities’ ability to hire and retain key personnel and accept the payment of user fees, and other events that may otherwise affect the FDA’s or foreign regulatory authorities’ ability to perform routine functions. Average review times at the FDA and foreign regulatory authorities have fluctuated in recent years as a result. In addition, government funding of other government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable. Disruptions at the FDA and other agencies may also slow the time necessary for new drugs, and biologics or modifications to approved drugs and biologics to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, over the last several years, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical FDA employees and stop critical activities. In addition, the current U.S. Presidential administration has issued certain policies and Executive Orders directed towards reducing the employee headcount and costs associated with U.S. administrative agencies, including the FDA, and it remains unclear the degree to which these efforts may limit or otherwise adversely affect the FDA’s ability to conduct routine activities.

If a prolonged government shutdown occurs, or if funding shortages, staffing limitations or similar factors hinder or prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews, or other activities, such events could significantly impact the ability of the FDA or other regulatory authorities to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

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

The regulations relating to the promotion of products for unapproved uses are complex and subject to substantial interpretation by the FDA and other regulatory authorities, as well as courts. For example, we are restricted from marketing YORVIPATH and SKYTROFA and any other product candidate that receives marketing approval outside of its approved labeling, also referred to as off-label promotion. However, physicians may nevertheless lawfully prescribe an approved product to their patients in a manner that is inconsistent with the approved label, which is an off-label use. The FDA or other government authorities may allege or find that our practices constitute prohibited promotion for unapproved uses.

Over the past several years, a significant number of pharmaceutical and biotechnology companies have been the target of inquiries and investigations by various U.S. federal and state regulatory, investigative, prosecutorial and administrative entities in connection with the promotion of products for unapproved uses and other sales practices, including the Department of Justice and various U.S. Attorneys’ Offices, the Office of Inspector General of the Department of Health and Human Services, the FDA, the Federal Trade Commission and various state Attorneys General offices. These investigations have alleged violations of various U.S. federal and state laws and regulations, including claims asserting antitrust violations, violations of the Food, Drug and Cosmetic Act, the False Claims Act, the Prescription Drug Marketing Act, anti-kickback laws, and other alleged violations in connection with the promotion of products for unapproved uses, pricing and Medicare and/or Medicaid reimbursement. Many of these investigations originate as “qui tam” actions under the False Claims Act. Under the False Claims Act, any individual can bring a claim on behalf of the government alleging that a person or entity has presented a false claim, or caused a false claim to be submitted, to the government for payment. The person bringing a qui tam suit is entitled to a share of any recovery or settlement. Qui tam suits, also commonly referred to as “whistleblower suits,” are often brought by current or former employees. In a qui tam suit, the government must decide whether to intervene and prosecute the case. If it declines, the individual may pursue the case alone. For further discussion of these laws, see “Risk Factors—We are subject to healthcare laws, regulation and enforcement; our failure to comply with these laws could harm our results of operations and financial conditions.”

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
•
state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures and pricing information; and
•
analogous foreign laws and regulations, including restrictions imposed on the promotion and marketing of medicinal products in the EU member states and other countries, restrictions on interactions with healthcare professionals and requirements for public disclosure of payments made to physicians. Laws (including those governing promotion, marketing and anti-kickback provisions), industry regulations and professional codes of conduct often are strictly enforced. Even in those countries where we may decide not to directly promote or market our products, inappropriate activity by our international distribution partners could have implications for us.

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

If we fail to comply with our reporting and payment obligations under the Medicaid Drug Rebate Program or other governmental pricing programs that we participate in, we could be subject to additional reimbursement requirements, penalties, sanctions and fines, which could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Medicaid is a joint federal and state program administered by the states for low income and disabled beneficiaries. We participate in and have certain price reporting obligations under the Medicaid Drug Rebate Program (“MDRP”), as a condition of having covered outpatient drugs payable under Medicaid and, if applicable, under Medicare Part B. The MDRP requires us to pay a rebate to state Medicaid programs every quarter for each unit of our covered outpatient drugs dispensed to Medicaid beneficiaries and paid for by a state Medicaid program. The rebate is based on pricing data that we must report on a monthly and quarterly basis to the Centers for Medicare & Medicaid Services (“CMS”), the federal agency that administers the MDRP and other governmental healthcare programs. These data include the average manufacturer price (“AMP”) for each drug and, in the case of innovator products, the best price, which in general represents the lowest price available from the manufacturer to certain entities in the United States in any pricing structure, calculated to include all sales and eligible rebates, discounts and other price concessions. The Medicaid rebate consists of two components, the basic rebate and the additional rebate, which is triggered if the AMP for a drug increases faster than inflation. If we become aware that our MDRP government price reporting submission for a prior quarter was incorrect or has changed as a result of recalculation of the pricing data, we must resubmit the corrected data for up to three years after those data originally were due. If we fail to provide information timely or are found to have knowingly submitted false information to the government, we may be subject to civil monetary penalties and other sanctions, including termination from the MDRP. In the event that CMS terminates our rebate agreement pursuant to which we participate in the MDRP, no federal payments would be available under Medicaid or Medicare Part B for our covered outpatient drugs. Our failure to comply with our MDRP price reporting and rebate payment obligations could negatively impact our financial results.

The IRA imposes rebates under Medicare Part B and Medicare Part D that are triggered by price increases that outpace inflation. The Medicare Part D rebate, if applicable, is calculated on the basis of the AMP figures we report pursuant to the MDRP.

Federal law requires that any company that participates in the MDRP also participate in the Public Health Service’s 340B drug pricing program in order for federal funds to be available for the manufacturer’s drugs under Medicaid and, if applicable, Medicare Part B. We participate in the 340B program, which is administered by the Health Resources and Services Administration (“HRSA”), and requires us to charge statutorily defined covered entities no more than the 340B “ceiling price” for our covered outpatient drugs. These 340B covered entities include a variety of community health clinics and other entities that receive health services grants from the Public Health Service, as well as hospitals that serve a disproportionate share of low-income patients. The 340B ceiling price is calculated using a statutory formula based on the AMP and rebate amount for the covered outpatient drug as calculated under the MDRP, and in general, products subject to Medicaid price reporting and rebate liability are also subject to the 340B ceiling price calculation and discount requirement. We must report 340B ceiling prices to HRSA on a quarterly basis, and HRSA publishes those prices to 340B covered entities. In addition, HRSA has finalized regulations regarding the calculation of the 340B ceiling price and the imposition of civil monetary penalties on manufacturers that knowingly and intentionally overcharge covered entities for 340B-eligible drugs. HRSA has also finalized a revised regulation implementing an administrative dispute resolution process through which 340B covered entities may pursue claims against participating manufacturers for overcharges, and through which manufacturers may pursue claims against 340B covered entities for engaging in unlawful diversion or duplicate discounting of 340B drugs. Our failure to comply with 340B program requirements could negatively impact our financial results. Any additional future changes to the definition of average manufacturer price and the Medicaid rebate amount under legislation or regulation could affect our 340B ceiling price calculations and also negatively impact our financial results.

In order for our products to be paid for with federal funds under the Medicaid and Medicare Part B programs and purchased by certain federal agencies and grantees, we also participate in the U.S. Department of Veterans Affairs(“VA”), Federal Supply Schedule (“FSS”), pricing program. As part of this program, we are required to make our products available for procurement on an FSS contract under which we must comply with standard government terms and conditions and charge a price that is no higher than the statutory Federal Ceiling Price (“FCP”), to four federal agencies (VA, U.S. Department of Defense (“DOD”), Public Health Service, and U.S. Coast Guard). The FCP is based on the Non-Federal Average Manufacturer Price, or Non-FAMP, which we must calculate and report to the VA on a quarterly and annual basis. Pursuant to applicable law, knowing provision of false information in connection with a Non-FAMP filing can subject a manufacturer to significant civil monetary penalties for each item of false information. The FSS pricing and contracting obligations also contain extensive disclosure and certification requirements.

We also participate in the Tricare Retail Pharmacy program, under which we are required to pay quarterly rebates on utilization of innovator products that are dispensed through the Tricare Retail Pharmacy network to Tricare beneficiaries. The rebates are calculated as the difference between the annual Non-FAMP and FCP. We are required to list our innovator products on a Tricare Agreement in order for them to be eligible for DOD formulary inclusion. If we overcharge the government in connection with our FSS contract or Tricare Agreement, whether due to a misstated FCP or otherwise, we are required to refund the difference to the government. Failure to make necessary disclosures and/or to identify contract overcharges could result in allegations against us under the False Claims Act and other laws and regulations. Unexpected refunds to the government, and responding to a government investigation or enforcement action, would be expensive and time-consuming, and could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Individual states continue to consider and have enacted legislation to limit the growth of healthcare costs, including the cost of prescription drugs and combination products. A number of states have either implemented or are considering implementation of drug price transparency legislation. Requirements of pharmaceutical manufacturers under such laws include advance notice of planned price increases, reporting price increase amounts and factors considered in taking such increases, wholesale acquisition cost information disclosure to prescribers, purchasers, and state agencies, and new product notice and reporting. Such legislation could limit the price or payment for certain drugs, and a number of states are authorized to impose civil monetary penalties or pursue other enforcement mechanisms against manufacturers who fail to comply with drug price transparency requirements, including the untimely, inaccurate, or incomplete reporting of drug pricing information.

Pricing and rebate calculations vary among products and programs. The calculations are complex and are often subject to interpretation by us, governmental or regulatory agencies, and the courts. CMS, the Department of Health & Human Services Office of Inspector General, and other governmental agencies have pursued manufacturers that were alleged to have failed to report these data to the government in a timely or accurate manner. Governmental agencies may also make changes in program interpretations, requirements or conditions of participation, some of which may have implications for amounts previously estimated or paid. We cannot assure you that any submissions we are required to make under the MDRP, the 340B program, the VA/FSS program, the Tricare Retail Pharmacy Program, and other governmental drug pricing programs will not be found to be incomplete or incorrect.

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

In 2024, the National Security Division of the U.S. Department of Justice (the “DOJ”) issued a new rule – referred to as the “Data Security Program” (“DSP”) – to implement Executive Order 14117 aimed at preventing access to “bulk U.S. sensitive personal data” and “government-related data” by “countries of concern” (including China, Russia, Iran, North Korea, Cuba, and Venezuela) and “covered persons” (as all such terms are defined in the DSP). Effective as of April 8, 2025, and fully enforceable as of July 9, 2025, the DSP imposes stringent obligations on companies within its scope and prohibits or restricts “covered data transactions” that grant countries of concern or covered persons access to bulk U.S. sensitive personal data or any amount of government-related data. The DSP is new, complex and has yet to be enforced, and as such, there is a risk that our interpretation of its applicability, scope, and requirements is incorrect, incomplete, or misapplied. Compliance with the DSP may require us to invest heavily in data security and compliance measures, such as implementing and complying with the Cybersecurity and Infrastructure Security Agency’s guidelines and other burdensome recordkeeping, reporting, and auditing requirements. It may also require us to implement new processes, stop or restrict certain data transfers, alter the geographic scope of our operations, cease doing business with certain third parties or using certain tools or vendors, or change how data flows throughout our business, any of which could materially impact our business operations or hinder our ability to grow our business. Finally, non-compliance with the DSP could result in significant civil or criminal penalties, which could materially adversely affect our business, results of operations, and financial condition.

In Europe, the General Data Protection Regulation (the “EU GDPR") and in the United Kingdom the United Kingdom General Data Protection Regulation and Data Protection Act 2018 (the “UK GDPR" and together with the EU GDPR, referred to as the “GDPR”), impose comprehensive data privacy compliance obligations in relation to our processing of personal data of individuals within the European Economic Area (“EEA”), including clinical trial data, or in the context of our activities within the EEA, including a principle of accountability and the obligation to demonstrate compliance through policies, procedures, training and audit, as well as regulating cross-border transfers of personal data out of the EEA and the UK. If we do not comply with our obligations under the GDPR, we could be exposed to fines under both the EU GDPR and UK GDPR of up to the greater of €20 million/ GBP 17.5 million or up to 4% of our total global annual revenue in the event of a significant breach. In addition, we may be the subject of litigation and/or adverse publicity, which could adversely affect our business, results of operations and financial condition.

Among other requirements, the GDPR regulates transfers of personal data subject to the GDPR to third countries that have not been found to provide adequate protection to such personal data, including the United States, and the efficacy and longevity of current transfer mechanisms between the EEA, and the United States remains uncertain. Case law from the Court of Justice of the European Union (“CJEU”), states that reliance on the standard contractual clauses - a standard form of contract approved by the EC as an adequate personal data transfer mechanism - alone may not necessarily be sufficient in all circumstances and that transfers must be assessed on a case-by-case basis. In relation to such cross-border transfers of personal data, we expect the existing legal complexity and uncertainty regarding international personal data transfers to continue, and international transfers to the United States, China, and to other jurisdictions more generally to continue to be subject to enhanced scrutiny by regulators. As the regulatory guidance and enforcement landscape in relation to data transfers continue to develop, we could suffer additional costs, complaints and/or regulatory investigations or fines; we may have to stop using certain tools and vendors and make other operational changes; we may have to implement alternative data transfer mechanisms under the GDPR and/or take additional compliance and operational measures; and/or it could otherwise affect the manner in which we operate our business, and could adversely affect our business, operations and financial condition.

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

In addition, the trend toward managed healthcare in the United States and the changes in health insurance programs, as well as legislative proposals to reform healthcare or reduce government insurance programs, may result in lower prices for pharmaceutical products, including any products that may be offered by us. In addition, any future regulatory change regarding the healthcare industry or third-party coverage and reimbursement may affect demand for any products that we may develop and could harm our sales and profitability. For example, in the United States, the ACA was enacted in 2010 with a goal of reducing the cost of healthcare and substantially changing the way healthcare is financed by both government and private insurers. The ACA, among other things, increased the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extended the rebate program to individuals enrolled in Medicaid managed care organizations, addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected, and established annual fees and taxes on manufacturers of certain branded prescription drugs and medical devices.

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

Recently, there has also been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed bills designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for pharmaceutical products. Most recently, in August 2022, the Inflation Reduction Act of 2022 (“IRA”), was signed into law. Among other things, the IRA requires manufacturers of certain drugs to engage in price negotiations with Medicare (beginning in 2026), with prices that can be negotiated subject to a cap; imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation (first due in 2023); and replaces the Part D coverage gap discount program with a new discounting program (beginning in 2025). The IRA permits the Secretary of the Department of Health and Human Services (“HHS”), to implement many of these provisions through guidance, as opposed to regulation, for the initial years. Centers for Medicare & Medicaid Services (“CMS”) published the negotiated prices for the initial ten drugs, which went into effect in 2026, and the subsequent 15 drugs, which will first be effective in 2027, although the program is currently subject to legal challenges. For that and other reasons, it is currently unclear how the IRA will be effectuated, and the impact of the IRA on our business and the pharmaceutical industry cannot yet be fully determined.

Under the IRA manufacturer discount program that replaced the coverage gap discount program as of January 1, 2025, manufacturers must give a 10% discount on Part D drugs in the initial coverage phase, and a 20% discount on Part D drugs in the so-called “catastrophic phase” (the phase after the patient incurs costs above the initial phase out-of-pocket threshold, which is $2,000 beginning in 2025). The IRA allows the 10% and 20% discounts to be phased in over time for certain drugs for “specified manufacturers.” The IRA manufacturer discounting program also increases financial obligations of Part D prescription drug plans with respect to beneficiaries in the catastrophic coverage phase. This may incentivize Part D prescription drug plans to seek greater price concessions from manufacturers in order to include their products on their formularies.

Most recently, the One Big Beautiful Bill Act (“OBBBA”), which was enacted in July 2025, imposes significant reductions in the funding of the Medicaid program. Such reductions are expected to decrease the number of persons enrolled in Medicaid and reduce the services covered by Medicaid, which could adversely affect the sales of YORVIPATH, SKYTROFA, and any other product candidate that we commercialize.

Additionally, the current administration is pursuing a two-fold strategy to reduce drug costs in the U.S. While it is unclear whether and how these proposals will be implemented, the policies are likely to have a negative impact on the pharmaceutical industry and on our ability to receive adequate revenues for YORVIPATH and SKYTROFA. On the one hand, President Trump has threatened to impose significant tariffs on pharmaceutical manufacturers that do not adopt pricing policies such as most favored nation pricing, which would tie the price for drugs in the U.S. to the lowest price in a group of other countries. In response, multiple manufacturers have reportedly entered into confidential pricing agreements with the federal government. On the other hand, the current administration is pursuing traditional regulatory pathways to impose drug pricing policies, although proposed regulations have not yet been published. Even regulatory proposals or executive actions that are ultimately deemed unlawful could negatively impact the U.S. pharmaceutical sector and our business. In addition, pharmaceutical pricing and marketing has long been the subject of considerable discussion in Congress and among policymakers, and it is possible that Congress could enact additional laws that negatively affect the pharmaceutical industry.

Individual states in the United States have also become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical product pricing, including through constraints on reimbursement, imposition of mandatory discounts, discounts, restrictions on access to certain products, transparency measures, and programs for importation from other countries or bulk purchasing. Some states have enacted legislation creating so-called prescription drug affordability boards with the goal of imposing price limits on certain drugs in these states, while some states are also seeking to implement general, across the board price caps for pharmaceuticals, or are seeking to regulate drug distribution. Some measures are designed to encourage importation from other countries. These types of initiatives may result in additional reductions in Medicare, Medicaid, and other healthcare funding, and may otherwise affect the prices we may obtain for SKYTROFA or YORVIPATH or the frequency with which our products are prescribed or used. We expect that additional U.S. local and national healthcare reform measures will be adopted within and outside the United States in the future, any of which could limit the amounts that governments will pay for healthcare products and services, which could result in reduced demand for our products or product candidates or additional pricing pressures. The continuing efforts of the U.S. government, insurance companies, managed care organizations and other payors of healthcare services to contain or reduce costs of healthcare may adversely affect the demand for any drug products for which we may obtain regulatory approval, including TransCon hGH, our ability to set a price that we believe is fair for our products, our ability to obtain coverage and reimbursement approval for a product, our ability to generate revenues and achieve or maintain profitability, and the level of taxes that we are required to pay.

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

In December 2021, Regulation No 2021/2282 on Health Technology Assessment (“HTA”), amending Directive 2011/24/EU, was adopted. The Regulation intends to boost cooperation among EU member states in assessing health technologies, including new medicinal products, and provide the basis for cooperation at the EU level for joint clinical assessments in these areas. It will permit EU member states to use common HTA tools, methodologies, and procedures across the EU, working together in four main areas, including joint clinical assessment of the innovative health technologies with the highest potential impact for patients, joint scientific consultations whereby developers can seek advice from HTA authorities, identification of emerging health technologies to identify promising technologies early, and continuing voluntary cooperation in other areas. Individual EU member states will continue to be responsible for assessing non-clinical (e.g., economic, social, ethical) aspects of health technology, and making decisions on pricing and reimbursement. While the Regulation entered into force in January 2022, it entered into application on January 12, 2025, with preparatory and implementation-related steps taking place in the interim. The Regulation has a phased implementation depending on the concerned products. As a first step, these new rules started applying to MAAs for a new cancer medicinal products or an advanced therapy medicinal product (“ATMP”) as of January 12, 2025. The rules will be extended to orphan medicinal products in January 2028 and will as of 2030 cover all new medicinal products.

If we fail to comply with our reporting and payment obligations under the Medicaid Drug Rebate Program or other governmental pricing programs in which we participate, we could be subject to additional reimbursement requirements, penalties, sanctions and fines, which could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Medicaid is a joint federal and state program administered by the states for low income and disabled beneficiaries. We participate in and have certain price reporting obligations under the Medicaid Drug Rebate Program (“MDRP”), as a condition of having covered outpatient drugs payable under Medicaid and, if applicable, under Medicare Part B. The MDRP requires us to pay a rebate to state Medicaid programs every quarter for each unit of our covered outpatient drugs dispensed to Medicaid beneficiaries and paid for by a state Medicaid program. The rebate is based on pricing data that we must report on a monthly and quarterly basis to CMS, the federal agency that administers the MDRP and other governmental healthcare programs. These data include the average manufacturer price (“AMP”) for each drug and, in the case of innovator products, the best price, which in general represents the lowest price available from the manufacturer to certain entities in the United States in any pricing structure, calculated to include all sales and associated rebates, discounts and other price concessions. The Medicaid rebate consists of two components, the basic rebate and the additional rebate, which is triggered if the AMP for a drug increases faster than inflation. If we become aware that our MDRP government price reporting submission for a prior quarter was incorrect or has changed as a result of recalculation of the pricing data, we must resubmit the corrected data for up to three years after those data originally were due. If we fail to provide information timely or are found to have knowingly submitted false information to the government, we may be subject to civil monetary penalties and other sanctions, including termination from the MDRP. In the event that CMS terminates our rebate agreement pursuant to which we participate in the MDRP, no federal payments would be available under Medicaid or Medicare Part B for our covered outpatient drugs. Our failure to comply with our MDRP price reporting and rebate payment obligations could negatively impact our financial results.

The recently-enacted IRA imposes rebates under Medicare Part B and Medicare Part D that are triggered by price increases that outpace inflation (first due in 2023), as described under the risk factor “Legislative or regulatory healthcare reforms in the United States and in foreign jurisdictions may make it more difficult and costly for us to obtain regulatory clearance or approval of our product candidates in the United States and in foreign jurisdictions and to produce, market and distribute our products in the United States and in foreign jurisdictions after clearance or approval is obtained” above. The Medicare Part D rebate will be calculated on the basis of the AMP figures we report pursuant to the MDRP.

Federal law requires that any company that participates in the MDRP also participate in the Public Health Service’s 340B drug pricing program in order for federal funds to be available for the manufacturer’s drugs under Medicaid and, if applicable, Medicare Part B. We participate in the 340B program, which is administered by the Health Resources and Services Administration (“HRSA”), and requires us to charge statutorily defined covered entities no more than the 340B “ceiling price” for our covered outpatient drugs. These 340B covered entities include a variety of community health clinics and other entities that receive health services grants from the Public Health Service, as well as hospitals that serve a disproportionate share of low‑income patients. The ACA expanded the list of covered entities to include certain free‑standing cancer hospitals, critical access hospitals, rural referral centers and sole community hospitals, but exempts “orphan drugs,” from the ceiling price requirements for these covered entities. The 340B ceiling price is calculated using a statutory formula based on the AMP and rebate amount for the covered outpatient drug as calculated under the MDRP, and in general, products subject to Medicaid price reporting and rebate liability are also subject to the 340B ceiling price calculation and discount requirement. We must report 340B ceiling prices to HRSA on a quarterly basis, and HRSA publishes those prices to 340B covered entities. In addition, HRSA has finalized regulations regarding the calculation of the 340B ceiling price and the imposition of civil monetary penalties on manufacturers that knowingly and intentionally overcharge covered entities for 340B‑eligible drugs. HRSA has also finalized a revised regulation implementing an administrative dispute resolution process through which 340B covered entities may pursue claims against participating manufacturers for overcharges, and through which manufacturers may pursue claims against 340B covered entities for engaging in unlawful diversion or duplicate discounting of 340B drugs. Our failure to comply 340B program requirements could negatively impact our financial results. Any additional future changes to the definition of average manufacturer price and the Medicaid rebate amount under legislation or regulation could affect our 340B ceiling price calculations and also negatively impact our financial results.

In order for YORVIPATH, SKYTROFA, or any product candidates, if approved, to be paid for with federal funds under the Medicaid and Medicare Part B programs and purchased by certain federal agencies and grantees, we also participate in the U.S. Department of Veterans Affairs (“VA”), Federal Supply Schedule (“FSS”), pricing program. As part of this program, we are required to make our products available for procurement on an FSS contract under which we must comply with standard government terms and conditions and charge a price that is no higher than the statutory Federal Ceiling Price (“FCP”), to four federal agencies (VA, U.S. DOD, Public Health Service, and U.S. Coast Guard). The FCP is based on the Non-Federal Average Manufacturer Price (“Non-FAMP”), which we must calculate and report to the VA on a quarterly and annual basis. Pursuant to applicable law, knowing provision of false information in connection with a Non-FAMP filing can subject a manufacturer to significant civil monetary penalties for each item of false information. The FSS pricing and contracting obligations also contain extensive disclosure and certification requirements.

We also participate in the Tricare Retail Pharmacy program, under which we are required to pay quarterly rebates on utilization of innovator products that are dispensed through the Tricare Retail Pharmacy network to Tricare beneficiaries. The rebates are calculated as the difference between the annual Non-FAMP and FCP. We are required to list our innovator products on a Tricare Agreement in order for them to be eligible for DOD formulary inclusion. If we overcharge the government in connection with our FSS contract or Tricare Agreement, whether due to a misstated FCP or otherwise, we are required to refund the difference to the government. Failure to make necessary disclosures and/or to identify contract overcharges could result in allegations against us under the False Claims Act and other laws and regulations. Unexpected refunds to the government, and responding to a government investigation or enforcement action, would be expensive and time-consuming, and could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Individual states continue to consider and have enacted legislation to limit the growth of healthcare costs, including the cost of prescription drugs and combination products. A number of states have either implemented or are considering implementation of drug price transparency legislation. Requirements of pharmaceutical manufacturers under such laws include advance notice of planned price increases, reporting price increase amounts and factors considered in taking such increases, wholesale acquisition cost information disclosure to prescribers, purchasers, and state agencies, and new product notice and reporting. Such legislation could limit the price or payment for certain drugs, and a number of states are authorized to impose civil monetary penalties or pursue other enforcement mechanisms against manufacturers who fail to comply with drug price transparency requirements, including the untimely, inaccurate, or incomplete reporting of drug pricing information.

Pricing and rebate calculations vary among products and programs. The calculations are complex and are often subject to interpretation by us, governmental or regulatory agencies, and the courts. CMS, the Department of Health & Human Services Office of Inspector General, and other governmental agencies have pursued manufacturers that were alleged to have failed to report these data to the government in a timely or accurate manner. Governmental agencies may also make changes in program interpretations, requirements or conditions of participation, some of which may have implications for amounts previously estimated or paid. We cannot assure you that any submissions we are required to make under the MDRP, the 340B program, the VA/FSS program, the Tricare Retail Pharmacy Program, and other governmental drug pricing programs will not be found to be incomplete or incorrect.

Risks Related to Our Intellectual Property

If our intellectual property related to our products and product candidates is not adequate, we may not be able to compete effectively in our market.

Our success depends in part on our ability to:

•
protect our trade secrets;
•
apply for, obtain, maintain and enforce patents; and
•
operate without infringing upon the proprietary rights of others.

We will be able to protect our proprietary technologies from unauthorized use by third-parties only to the extent that such proprietary rights are covered by valid and enforceable patents or are effectively maintained as trade secrets. Any non-confidential disclosure to or misappropriation by third-parties of our confidential or proprietary information could enable competitors to quickly duplicate or surpass our technological achievements, thus eroding our competitive position in our market. Where we elect to pursue patent protection on our proprietary technologies, we file, prosecute and maintain international and other national patent applications covering such technologies, including in the United States, Europe, China, and other jurisdictions. For additional information regarding our patents issued to us, see “Item 4 B. Information on the Company - Business Overview - Intellectual Property.” We are not aware of any challenge to our issued patents, in the United States, Europe or in any other jurisdiction.

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

Moreover, geo-political actions in the U.S. and in foreign countries could increase the uncertainties and costs surrounding the prosecution or maintenance of our patent applications or those of any current or future licensors and the maintenance, enforcement or defense of our issued patents or those of any current or future licensors. For example, the U.S. and foreign government actions related to Russia’s conflict in Ukraine may limit or prevent filing, prosecution, and maintenance of patent applications in Russia. Government actions may also prevent maintenance of issued patents in Russia. These actions could result in abandonment or lapse of our patents or patent applications, resulting in partial or complete loss of patent rights in Russia. In addition, a decree was adopted by the Russian government in March 2022, allowing Russian companies and individuals to exploit inventions owned by patentees from the U.S. and other “unfriendly states” designated by Russia without consent or compensation. Consequently, we would not be able to prevent third parties from practicing our inventions in Russia or from selling or importing products made using our inventions in and into Russia. Accordingly, our competitive position may be impaired, and our business, financial condition, results of operations and prospects may be adversely affected.

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

Our commercial success depends significantly on our ability to operate without infringing, violating or misappropriating the patents and other proprietary rights of third-parties. Our own technologies, products or product candidates may be found to infringe, violate or misappropriate the patents or other proprietary rights of third-parties, or we may be subject to third-party claims of such infringement. Numerous U.S. and foreign issued patents and pending patent applications owned by third-parties exist in the fields in which we are developing our products and product candidates. Additionally, we are aware of patents owned by BioMarin that are related to CNP variants. In particular, BioMarin owns a patent in Europe relating to CNP variants, and filed a case before the UPC related to alleged infringement against the patent. We filed an opposition in September 2022, and on October 16, 2025, the European Patent Office (“EPO”) Technical Boards of Appeal revoked the patent. As a consequence of the revocation, the UPC dismissed the infringement case on December 29, 2025. On June 12, 2025, BioMarin also submitted a Citizen Petition to the FDA under Section 505(q) of the Federal Food, Drug and Cosmetic Act requesting that FDA refrain from approving any analog of human CNP as a treatment for achondroplasia until orphan-drug exclusivities applicable to VOXZOGO expire. We submitted a response to the FDA in September 2025 and do not believe that our pending NDA for TransCon CNP (navepegritide) should be impacted by the Citizen Petition. There is a risk that BioMarin will allege patent infringement in other jurisdictions and before other courts. Furthermore, BioMarin also owns a re-issue patent in the U.S. relating to CNP variants, and BioMarin has filed a complaint with the U.S. International Trade Commission related to alleged infringement of the re-issue patent, with a trial date set for April 2026. Although we believe that this patent is not infringed by us and/or is invalid, it is possible that a court or other form of tribunal would come to a different conclusion. For further details, please refer to “Item 4B. Information on the Company – Business Overview – TransCon Technologies– Achondroplasia.” We thus cannot be certain that our technologies, products and product candidates will not be found to infringe these or other existing or future patents of third-parties. The scope of a patent claim is determined by an interpretation of the law, the written disclosure in a patent and the patent’s prosecution history. Our interpretation of the relevance or the scope of a patent or a pending patent application may be incorrect, which may negatively impact our ability to market our products.

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
•
protect and enforce trade secrets, other intellectual property rights, know-how and other proprietary rights that we own or have licensed, or may license in the future; or
•
determine the enforceability, scope and validity of the proprietary rights of third-parties and defend against alleged patent infringement.

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

As of December 31, 2025, over 100 of our employees work in Germany and are subject to German employment law. Ideas, developments, discoveries and inventions made by such employees are generally subject to the provisions of the German Act on Employees’ Inventions, which regulates the ownership of, and compensation for, inventions made by employees. Under this act, we face the risk that we may be required to pay additional compensation for assigned patent rights and disputes can occur between us and our employees or ex-employees pertaining to alleged non-adherence to the provisions of this act that may be costly to defend and consume our management’s time and efforts whether we prevail or fail in such dispute. In addition, under the German Act on Employees’ Inventions, certain employees may have retained rights to patents they invented or co-invented before October 2009. Although substantially all of these employees have assigned their interest in these patents to us, to the extent permitted by law, there is a risk that the compensation we provided to them may be deemed to be insufficient and we may be required under German law to increase the compensation due to such employees for the use of the patents. In those cases, where employees have not assigned their interests to us, we may need to pay compensation for the use of those patents. If we are required to pay additional compensation or face other disputes under the German Act on Employees’ Inventions, our results of operations could be adversely affected.

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

Public health pandemics, geopolitical instability, natural disasters, or similar events may impair our and our licensors’ ability to comply with these procedural, document submission, fee payment, and other requirements imposed by government patent agencies, which may materially and adversely affect our ability to obtain or maintain patent protection for our product candidates. There could also be delays at the USPTO caused by staffing cuts and other U.S. government actions as a result of the U.S. Department of Government Efficiency or other executive actions to reduce the size of the U.S. government. Losing our patent rights could enable competitors to enter the market earlier than would otherwise have been the case.

Failure to secure trademark registrations for a commercial trade name for our products or product candidates in the United States or elsewhere could adversely affect our business.

We use various trademark rights in our business, including, Ascendis, Ascendis Pharma, TransCon, YORVIPATH and SKYTROFA. Trademark applications for TransCon hGH, TransCon PTH and TransCon CNP have been filed in the U.S. as well as the EU and other countries across the globe. However, our current or future trademarks and trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks, and we may not be able to obtain trademark protection in other territories that we consider of significant importance to us. Furthermore, other than for TransCon hGH, TransCon PTH and TransCon CNP, we have not yet registered for a commercial trade name for any other of our product candidates in the United States or elsewhere. During trademark registration proceedings, our trademark applications may be rejected. Although we are given an opportunity to respond to those rejections, we may be unable to overcome such rejections. In addition, in the USPTO and in comparable agencies in many foreign jurisdictions, third-parties can oppose pending trademark applications and seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against our trademarks, and our trademarks may not survive such proceedings.

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

The FDA has approved the use of SKYTROFA for TransCon hGH and YORVIPATH for TransCon PTH in the United States; however, any name we propose to use with TransCon CNP, or our other product candidates in the United States or any other country must be approved by the FDA, EMA/EC or any other relevant health authority regardless of whether we have registered it, or applied to register it, as a trademark. For example, the FDA has approved the use of YORVIPATH and SKYTROFA for certain indications in the United States and the EC has granted marketing authorizations for YORVIPATH and SKYTROFA in the EU. The FDA as well as EMA typically conducts a review of proposed product names, including an evaluation of potential for confusion with other product names. If the FDA, EMA or any other relevant approval authority objects to any of our proposed proprietary product names, we may be required to expend significant additional resources in an effort to identify a suitable substitute name that would qualify under applicable trademark laws, not infringe the existing rights of third-parties and be acceptable to the FDA, EMA or any other relevant approval authority.

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

We or our licensors may have relied on third-party consultants or collaborators or on funds from third-parties, such as national governments, such that we or our licensors are not the sole and exclusive owners of the patents we in-licensed. If other third-parties have ownership rights or other rights to our patents, including in-licensed patents, they may be able to license such patents to our competitors, and our competitors could market competing products, product candidates and technologies. For example, the U.S. federal government retains certain rights in inventions produced with its financial assistance under the Patent and Trademark Law Amendments Act (“Bayh-Dole Act”), including a “nonexclusive, nontransferable, irrevocable, paid-up license” for its own benefit. The Bayh-Dole Act also provides federal agencies with “march-in rights,” which allow the government, in specified circumstances, to require the contractor or successors in title to the patent to grant a “nonexclusive, partially exclusive, or exclusive license” to a “responsible applicant or applicants.” If the patent owner refuses to do so, the government may grant the license itself. If we choose to collaborate with academic institutions or other organizations subject to U.S. federal funds to accelerate our preclinical research or development, we cannot be sure that any co-developed intellectual property will be free from government rights pursuant to the Bayh-Dole Act. If, in the future, we co-own or license in technology which is critical to our business that is developed in whole or in part with U.S. federal funds subject to the Bayh-Dole Act, our ability to enforce or otherwise exploit patents covering such technology may be adversely affected.

This could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and prospects.

We may use artificial intelligence (“AI”) in our business, and challenges with properly managing its use, as well as uncertainty regarding the legal landscape surrounding the use of AI could adversely affect our business.

We currently do not use AI, machine learning, or automated decision-making technologies in connection with our product development, but we use commercially available AI technologies for office and administrative functions. There are significant risks involved in utilizing AI. Issues relating to the use of new and evolving technologies such as AI may cause us to experience brand or reputational harm, competitive harm, legal liability and new or enhanced governmental or regulatory scrutiny, and we may incur additional costs to resolve such issues. Known risks of AI currently include inaccuracy, bias, toxicity, intellectual property infringement or misappropriation, data privacy and cybersecurity issues and data provenance disputes. In addition, litigation or government regulation related to the use of AI may also adversely impact our and others’ abilities to use AI, as well as increase the cost and complexity of doing so. Use of AI by people, including our vendors, employees, suppliers and contractors, with access to our proprietary and confidential information, including know-how, may continue to increase and may lead to the release of such information, which may impact our ability to realize the benefit of our intellectual property.

Risks Related to Indebtedness

Our indebtedness and liabilities could limit the cash flow available for our operations, expose us to risks that could adversely affect our business, financial condition and results of operations, and impair our ability to satisfy our obligations under the Convertible Notes.

As of December 31, 2025, we had $575 million principal amount of indebtedness as a result of the 2.25% Convertible Senior Notes due 2028 (“Convertible Notes”) offering. We may also incur additional indebtedness to meet future financing needs. Our indebtedness could have significant negative consequences for our shareholders and our business, results of operations, and financial condition by, among other things:

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

The difference between the principal amount of the Convertible Notes and the initial fair value of the host is amortized into interest expense over the expected lifetime of the Convertible Notes using the effective interest method. As a result of this amortization, the interest expense that we expect to recognize for the Convertible Notes for accounting purposes will be greater than the cash interest payments we will pay on the Convertible Notes, which will result in lower reported income or higher reported loss. The lower reported income or higher reported loss resulting from this accounting treatment could depress the trading price of our ADSs and the Convertible Notes.

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

Holders of ADSs and shareholders may experience future dilution as a result of exercise or conversion of warrants, RSUs, PSUs and convertible notes.

As of December 31, 2025, approximately 11.6 million ordinary shares that are subject to outstanding warrants, RSUs, PSUs, convertible notes or reserved for future issuance under our warrant incentive program are eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules and the terms of our convertible notes. Exercise or conversion of warrants and convertible notes may take place at a price below the market price of the ADSs at the time of exercise and may therefore result in dilution of the value of the ADSs. In addition, to the extent that RSUs or PSUs settle into ADSs, we would also issue to the holders of such RSUs or PSUs ADSs held by us.

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

Our senior management, board members, holders of 5% or more of our share capital and their respective affiliates have the ability either alone or voting together as a group to determine and/or significantly influence the outcome of matters submitted to our shareholders for approval, including the election and removal of board members, payment of dividends, amendments to our articles of association, including changes to our share capital or any mergers, demergers, liquidations and similar transactions. This may prevent or discourage unsolicited acquisition proposals or offers for our ordinary shares or ADSs that our shareholders or ADS holders may feel are in their best interest as a shareholder or holder of ADSs. In addition, this group of shareholders may have the ability to control our management and affairs. Such control and concentration of ownership may affect the market price of the ADSs and may discourage certain types of transactions, including those involving actual or potential change of control of us (whether through merger, consolidation, take-over or other business combination), which might otherwise have a positive effect on the market price of the ADSs.

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

We report under the Exchange Act, as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act and although we are subject to Danish laws and regulations with regard to such matters and intend to furnish quarterly financial information to the SEC, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act imposing liability on insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, foreign private issuers are not required to file their annual report on Form 20-F until four months after the end of each fiscal year, while U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. Foreign private issuers are also exempt from the Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, our shareholders and the holders of the ADS may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

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

We qualify as a foreign private issuer and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. We may no longer be a foreign private issuer as of June 30, 2026, which would require us to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers as of January 1, 2027. To maintain our current status as a foreign private issuer, either (a) a majority of our ordinary shares or ADSs must be either directly or indirectly owned of record by non-residents of the United States or (b) (i) a majority of our executive officers or directors may not be U.S. citizens or residents, (ii) more than 50% of our assets cannot be located in the United States and (iii) our business must not be administered principally inside the United States. If we lost this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage.

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

Additionally, distribution of dividends from Danish companies to foreign companies and individuals may be subject to non-refundable withholding tax, which may not be creditable or deductible under the tax laws of the country in which the recipient shareholder is resident for tax purposes. Also, the rights as a creditor may not be as strong under Danish insolvency law, as under U.S. law or other insolvency law, and consequently creditors may recover less in the event our company is subject to insolvency compared to a similar case including a U.S. debtor. In addition, the use of the tax asset consisting of the accumulated tax deficit requires that we are able to generate positive taxable income and can be restricted by future amendments to Danish tax law. Further, repurchases of ordinary shares or ADSs by Ascendis Pharma A/S may have adverse tax consequences to us or shareholders under applicable Danish law. Finally, Danish corporate law may not provide appraisal rights in the case of a business combination equivalent to those generally afforded a shareholder of a U.S. company under applicable U.S. laws. As a result of these differences between Danish corporate law and our articles of association, on the one hand, and U.S. federal and state laws, on the other hand, in certain instances, shareholders and ADS holders could receive less protection as an equity holder of our company than they would as a shareholder of a U.S. company.

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

Shares or ADSs may be issued at a discount to market price in rights offerings provided that the resolution is approved by two-thirds of the votes cast and the share capital represented at the general meeting and in these cases a restriction on the ability to exercise pre-emptive rights may materially dilute the value of the ordinary shares or ADSs held by the shareholder or ADS holder in question. Rights issues may also be carried out by the board of directors according to valid authorizations in our articles of association. Issuance of shares at a discount to market price in a directed offering without pre-emptive rights for existing shareholders or holders of ADSs requires approval from the shareholders with 90% of the votes cast and the share capital represented at the general meeting.

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

The trading market for the ADSs may be influenced by the research and reports that industry or securities analysts publish regarding us or our business. If any analysts issue an adverse or misleading opinion regarding us, our business model, our intellectual property or performance of the ADSs, or if our commercial sales, clinical trials or operating results fail to meet the expectations of analysts, the price of the ADSs may decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause the price of the ADSs or trading volume to decline.

We may be a “passive foreign investment company” for U.S. federal income tax purposes for our current taxable year and future taxable years, which could result in adverse U.S. federal income tax consequences to U.S. investors.

Under the Internal Revenue Code of 1986, as amended (“Code”), and U.S. Treasury Regulations, the determination of passive foreign investment company (“PFIC”) status is fact-specific, and generally cannot be made until after the close of the taxable year in question. Based on our market capitalization and the composition of our income, assets and operations, we do not believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2025. However, this is a factual determination, and the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you we will not be a PFIC for any taxable year. A non-U.S. corporation will be considered a PFIC for any taxable year if, after the application of certain look-through rules, either (1) at least 75% of its gross income for such taxable year is passive income (as defined in the relevant provisions of the Code) or (2) at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. A separate determination must be made each taxable year as to whether we are a PFIC (after the close of each such taxable year). If we are a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10 E. Additional Information – Taxation – Material U.S. Federal Income Tax Consequences to U.S. Holders”) holds ordinary shares or ADSs, the U.S. Holder may be subject to adverse tax consequences, including (i) the treatment of all or a portion of any gain on disposition as ordinary income, (ii) the application of an interest charge with respect to such gain and certain dividends and (iii) compliance with certain reporting requirements. Although we do not believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2025, the application of the PFIC rules is subject to uncertainty in several respects. Whether we will be a PFIC in any year depends on the composition of our income and assets, and the relative fair market value of our assets from time to time, which we expect may vary substantially over time. In addition, because the value of our assets, including unbooked goodwill, for purposes of the asset test will generally be determined by reference to the market price of the ADSs, our PFIC status will depend in large part on the market price of the ADSs, which may fluctuate significantly. For these reasons, we cannot assure you we will not be a PFIC for any taxable year.

Each U.S. Holder is strongly urged to consult its tax advisor regarding these issues. See “Item 10 E. Additional Information – Taxation – Material U.S. Federal Income Tax Consequences to U.S. Holders.”

If a United States person is treated as owning at least 10% of our ordinary shares or ADSs, such holder may be subject to adverse U.S. federal income tax consequences.

If a U.S. Holder (as defined in “Item 10 E. Additional Information – Taxation – Material U.S. Federal Income Tax Consequences to U.S. Holders”) is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our ordinary shares or ADSs, such U.S. Holder will be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group. Because our group includes one or more U.S. subsidiaries, certain of our non-U.S. subsidiaries will be treated as “controlled foreign corporations” (regardless of whether we are treated as a “controlled foreign corporation”) for our taxable years beginning before January 1, 2026. However, due to the legislative change in the attribution rules enacted in the OBBBA, signed into law on July 4, 2025, and effective for taxable years beginning January 1, 2026, our non-U.S. subsidiaries no longer will be treated as “controlled foreign corporations” solely due to the fact that our group includes one or more U.S. subsidiaries. For the years preceding 2026, a “United States shareholder” of a “controlled foreign corporation” may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property by “controlled foreign corporations,” regardless of whether we make any distributions. Failure to comply with these reporting obligations may subject a “United States shareholder” to significant monetary penalties and may prevent the statute of limitations from starting with respect to such shareholder’s U.S. federal income tax return for the year for which reporting was due. Further, an individual that is a “United States shareholder” with respect to a “controlled foreign corporation” generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a “United States shareholder” that is a U.S. corporation. We cannot provide any assurances that we will assist investors in determining whether any of our non-U.S. subsidiaries are treated as a “controlled foreign corporation” or whether such investor is treated as a “United States shareholder” with respect to any of such “controlled foreign corporations” for the years preceding 2026. Further, we cannot provide any assurances that we will furnish to any “United States shareholders” information that may be necessary to comply with the aforementioned reporting and tax payment obligations.

U.S. Holders should consult their tax advisors regarding the potential application of these rules to their investment in our ordinary shares or ADSs.

We could be adversely affected by changes in tax laws and regulations and the interpretation thereof.

Our tax liabilities could be adversely affected by several factors, including changing tax laws, regulations and treaties, or the interpretation thereof; tax policy initiatives and reforms implemented or under consideration; the practices of tax authorities in jurisdictions in which we operate; and the resolution of issues arising from tax audits or examinations and any related interest or penalties. For example, legislation has been enacted or is currently under consideration in a number of jurisdictions to adopt and implement Pillar Two of the base erosion and profit shifting (“BEPS”) project initiated by the Organization for Economic Cooperation and Development (“OECD”), which is designed to introduce a global minimum tax rate of 15% for certain multinational groups. In December 2021 and March 2022, the OECD published model rules and related commentary to support member jurisdictions of the G20/OECD Inclusive Framework on BEPS (including Denmark) to implement the Pillar Two framework. Denmark has transposed the rule into its tax legislation effective January 1, 2024. We are not subject to Pillar II rules until the consolidated turnover of Ascendis Pharma exceeds €750 million and certain other conditions are met. The ultimate impact of any such changes on our tax obligations remains uncertain and will continue to be monitored by us.

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

B.
Overview

Overview

We are a global biopharmaceutical company focused on applying our innovative TransCon technology platform to make a meaningful difference for patients. Guided by our core values of Patients, Science, and Passion, and following our algorithm for product innovation, we develop TransCon-based therapies that demonstrate best-in-class potential to address unmet medical needs. Our portfolio of Endocrinology Rare Disease approved products and product candidates addresses hypoparathyroidism and growth disorders. To create additional value, we have established partnerships to develop and bring to market TransCon-based products in large therapeutic areas, including Metabolic and Cardiovascular diseases and Ophthalmology.

Our Vision

As announced in January 2024, Vision 2030 is our vision to achieve blockbuster status for multiple products and expand our engine for future innovation,which include:

•
Be the Leading Endocrinology Rare Disease Company
o
Achieve >€5B for TransCon PTH, TransCon hGH, and TransCon CNP through worldwide commercialization
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
o
Pursue TransCon product opportunities in >€5B indications

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
Let our values Patients, Science, Passion drive our decisions to success

Our products and product candidates leverage clinically validated parent drugs or pathways, with the goal of optimizing safety, efficacy, tolerability, and convenience.

We apply our TransCon technologies using our algorithm for product innovation with the goal of creating product candidates with the potential to be best-in-class. Using this approach, we plan to expand our pipeline with Endocrinology Rare Disease product opportunities in large addressable markets. In addition, our vision is to pursue TransCon product opportunities in >€5B indications in other therapeutic areas and maximize value creation of these product opportunities through collaboration with therapeutic area market leaders. We believe our approach to product innovation may reduce the risks associated with traditional drug development.

Ascendis Algorithm for Product Innovation

Ascendis Approach to Patient Centric Drug Design

When we apply our TransCon technologies to clinically validated parent drugs or pathways, we may benefit from established clinical safety and efficacy data, which we believe increases the probability of success compared to traditional drug development. As illustrated above, our algorithm for product innovation focuses on identifying indications that have an unmet medical need, have a clinically validated parent drug or pathway, are suitable to our TransCon technologies, have potential for creating a clearly differentiated product, have a potential established development pathway, and have the potential to address a large market. When the indication is identified we make use of patient centric drug design to optimally apply our TransCon technologies to address the unmet medical need.

Program Summaries

We currently have two marketed products and a diversified portfolio consisting of four product candidates in clinical development in the areas of Endocrinology Rare Disease and Oncology. One of the four product candidates, TransCon CNP (navepegritide), is currently under review in the United States and European Union for the treatment of children with achondroplasia. Additionally, we are working to apply our TransCon technology platform in additional therapeutic areas such as metabolic diseases, where we believe we have designed a potentially best-in-class, once-monthly glucagon-like peptide 1 (“GLP-1”) product.

•
YORVIPATH® (palopegteriparatide), was developed as TransCon PTH and was approved by the U.S. Food & Drug Administration (“FDA”), and authorized by the European Commission (“EC”) and other regulatory agencies for the treatment of adults with hypoparathyroidism. In the European Union (“EU”), YORVIPATH is commercially available for prescription in Germany, Austria, Spain and Luxembourg and is also available in other countries through named patient programs. In the United States, YORVIPATH has been commercially available for prescription since December 2024. In Japan, YORVIPATH has been commercially available for prescription since November 2025, through our partner Teijin Limited (“Teijin”). YORVIPATH has also been authorized by other regulatory authorities globally. Through December 31, 2025, more than 5,300 unique patients have been prescribed YORVIPATH by nearly 2,400 prescribing healthcare providers in the U.S.
•
SKYTROFA® (lonapegsomatropin-tcgd) was developed as TransCon hGH and approved by the FDA for the treatment of pediatric patients one year and older who weigh at least 11.5 kg and have growth failure due to inadequate secretion of endogenous growth hormone, also known as growth hormone deficiency (“GHD”) and for the replacement of endogenous growth hormone in adults with GHD. SKYTROFA has been commercially available for prescription in the United States since October 2021. In addition, the EC has authorized SKYTROFA (lonapegsomatropin) in the EU for the treatment of children and adolescents (3 – 18 years) with growth failure due to GHD. In the EU, SKYTROFA has been commercially available for prescription in Germany since September 2023. SKYTROFA has also been authorized by other regulatory authorities globally including in China through our strategic collaboration partner, VISEN Pharmaceuticals (“VISEN”) in January 2026.
•
Endocrinology Rare Disease Pipeline – Two product candidates in our Endocrinology Rare Disease portfolio are currently in development for additional indications and geographies. These product candidates are TransCon hGH (lonapegsomatropin) for children with Turner syndrome and TransCon CNP (navepegritide) for infants, children, and adolescents with achondroplasia. We are also investigating the combination of TransCon CNP and TransCon hGH in children with achondroplasia and other indications. In addition, we are investigating TransCon hGH in other established daily growth hormone indications and TransCon CNP, alone and in combination with TransCon hGH, for the treatment of children with hypochondroplasia, a related FGFR3-driven skeletal dysplasia. Through our strategic collaboration, Teijin is developing and, if approved, plans to commercialize TransCon hGH, and TransCon CNP for endocrinology rare diseases in Japan. In addition, VISEN is developing and, if approved, plans to commercialize TransCon PTH, and TransCon CNP for endocrinology rare diseases in the People’s Republic of China, Hong Kong, Macau, and Taiwan (“Greater China”).
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

TransCon Product Candidates Pipeline

Other than the rights we have granted to Eyconis, Inc. (“Eyconis”), Novo Nordisk A/S (“Novo Nordisk”), Teijin, and VISEN as noted in this report, we hold worldwide rights to our TransCon technologies and, other than our royalty financing arrangements with Royalty Pharma as noted in this report, we owe no third-party royalty or milestone payment obligations with respect to our TransCon technologies, TransCon hGH, TransCon PTH, TransCon CNP, or any of our other product candidates.

Endocrinology Rare Diseases		Indication	Status	Region
Lead indication	**TransCon CNP**	Achondroplasia (children aged 2–11)	NDA and MAA Accepted [1]	Multinational
	TransCon CNP	Achondroplasia (children)	Long-Term Extension Trial [2]	Multinational
Label Expansion	**TransCon hGH**	Turner syndrome (children aged 1–10)	Phase 2 [3]	U.S.
	TransCon hGH	Multi-Indication (children aged 2-17)	Phase 3 [4]	Multinational
	TransCon PTH	Hypoparathyroidism (adults)	Phase 3 [5]	U.S
	TransCon PTH	Hypoparathyroidism (adolescents)	Phase 3 [6]	Multinational
	TransCon CNP	Achondroplasia (infants)	Pivotal Phase 2 [7]	Multinational
	TransCon CNP	Achondroplasia (adolescents)	Pivotal Phase 2b [8]	Multinational
	TransCon CNP	Hypochondroplasia (children aged 2-17)	Phase 3 [9]	Multinational
	TransCon CNP + TransCon hGH	Achondroplasia (children aged 2–11)	Phase 2 [10]	Multinational
	TransCon CNP + TransCon hGH	Achondroplasia (children aged 2–17)	Phase 3 [11]	Multinational
	TransCon CNP + TransCon hGH	Hypochondroplasia (children aged 2-17)	Phase 3 [12]	Multinational
	TransCon hGH	Pediatric GHD	Phase 3 [13]	Japan
	TransCon PTH	Hypoparathyroidism (adults)	Completed Phase 3 [14]	China
	TransCon CNP	Achondroplasia	Completed Phase 2 [15]	China
	TransCon CNP	Achondroplasia	Phase 3 [16]	Japan

Oncology		Indication	Status	Region
Lead Indication	**TransCon IL-2 β/γ**	Various tumor types	Phase 2 [17]	Multinational

Note: The above chart lists our current clinical interventional trials related to the disclosed indication. Other ongoing clinical or observational studies not expected to directly support regulatory submissions are not disclosed.

1.
ApproaCH Trial (NCT05598320). Priority Review granted by U.S. FDA, PDUFA goal date February 28, 2026.
2.
AttaCH Trial (NCT05929807). Includes patients from ACcomplisH and ApproaCH.
3.
New InsiGHTS Trial (NCT05690386).
4.
HighLiGHts Trial (NCT07221851).
5.
PaTHway60 Trial (NCT07081997).
6.
PaTHway Adolescent Trial (NCT05203198).
7.
reACHin Trial (NCT06079398).
8.
teACH Trial (NCT06732895).
9.
Hypochondroplasia Monotherapy Trial (NCT pending).
10.
COACH Trial (NCT06433557).
11.
Trial Protocol filed (NCT pending).
12.
Hypochondroplasia Combination Trial (NCT pending).
13.
Japanese riGHt Trial.
14.
PaTHway China Trial (NCT05387070).

15.
ACcomplisH China Trial (NCT05246033).
16.
Japanese ApproaCH Trial.
17.
IL-Believe Trial (NCT05081609).

We maintain an intellectual property portfolio comprising over 465 granted patents and over 625 patent applications as of December 31, 2025, which includes patents and patent applications applicable to our products and product candidates with claims directed to composition of matter, process, formulation and/or methods-of-use for our products and product candidates, including a product-specific device and core TransCon technologies. While our TransCon prodrugs may incorporate already approved parent drugs or product candidates, TransCon hGH, TransCon PTH, TransCon CNP, and each of our other product candidates are new molecular entities and therefore eligible to be granted new intellectual property rights, including new composition of matter patents.

Global Commercialization Strategy

We are establishing a global presence to commercialize TransCon products, where approved, to address patients’ unmet medical needs.

In the U.S., we have established an integrated organization to commercialize our approved Endocrinology Rare Disease products, YORVIPATH and SKYTROFA. Our U.S. organization includes various departments, including sales, market access, patient support, and medical affairs teams. The sales team engages with healthcare providers to present products, usage, and safety guidelines in accordance with the label. Our market access team engages with health authorities, insurance companies, and payers to support patients in need of gaining access to our products. Our patient support team facilitates reimbursement support and out-of-pocket assistance and provides educational resources and product training. Our medical affairs team engages in scientific exchange with the physician and medical community. We have also established a network of specialty pharmacies to support product distribution.

In Europe, we have established our presence by building integrated organizations to commercialize our approved Endocrinology Rare Disease products in select countries, which we call “Europe Direct.” Our Europe Direct country clusters include DACH (Germany, Austria, and Switzerland), France & BeNeLux (Belgium, the Netherlands, and Luxembourg), Iberia (Portugal and Spain), Italy, Nordics (Denmark, Norway, Sweden, Iceland, and Finland), and the United Kingdom & Ireland.

Beyond the U.S. and Europe Direct, we are expanding global reach for our Endocrinology Rare Disease products through exclusive sales and distribution agreements with geographic market leaders, which we call “International Markets.” As of December 31, 2025, we have agreements covering over 75 countries.

Finally, we are making our Endocrinology Rare Disease products commercially available in China and Japan under exclusive license agreements with partners with local development and commercialization expertise and infrastructure, which we call strategic collaborations. In Japan, Teijin has exclusive license rights to develop and commercialize TransCon hGH, TransCon PTH, and TransCon CNP. In Greater China, VISEN has exclusive license rights to develop and commercialize TransCon hGH, TransCon PTH, and TransCon CNP.

Demand for our products has not been subject to material seasonal changes.

On April 2, 2025, an executive order was issued in the United States implementing “Reciprocal Tariffs” on most U.S. trading partners, with a 10% baseline tariff on imports from most trading partners and an additional individualized reciprocal tariff on countries with larger trade deficits. After a series of pauses in implementation, on August 7, 2025, these tariffs went into effect. Some goods will not initially be subject to the Reciprocal Tariffs, including pharmaceuticals. While there can be no assurance that pharmaceuticals will remain free from Reciprocal Tariffs or other trade barriers in the future, we currently believe the impact of the Reciprocal Tariffs on our operations will be immaterial. As the Reciprocal Tariffs remain subject to ongoing scrutiny, including ongoing review by the Supreme Court of the United States, we continue to monitor and assess the possible impacts of existing and potential tariffs on our operations.

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

TransCon prodrugs can have up to three components: a parent drug, an inert TransCon carrier that protects it, and a TransCon linker that temporarily binds the two. When bound in prodrug form, the carrier inactivates the parent drug and shields it from receptor uptake, renal clearance, and enzymatic degradation. When injected into the body, physiologic pH and temperature conditions initiate sustained release of the active, unmodified parent drug at a predictable rate.

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

This approach has enabled us to develop two approved products and generate a pipeline of product candidates designed to address significant unmet medical needs. Because our TransCon technologies leverage clinically validated parent drugs or pathways, we believe we may benefit from a higher development and regulatory success rate compared to development of drug compounds without established biology.

TransCon Products and Product Candidates - Endocrinology Rare Disease

Hypoparathyroidism

Overview of Hypoparathyroidism

Hypoparathyroidism is a rare endocrine disease caused by insufficient levels of parathyroid hormone (“PTH”). As reported in a 2016 paper by Clarke BL, et al. (J Clin Endocrinol Metab. 2016 Jun;101(6):2284-99), most patients with hypoparathyroidism (70-80% of cases) develop the disease following damage to or accidental removal of the parathyroid glands during thyroid surgery. Other etiologies include autoimmune disorders, genetic disorders such as autosomal dominant hypocalcemia type 1, and idiopathic causes. Conventional therapy with oral calcium and active vitamin D (also called calcitriol) does not effectively address the short-term symptoms, long-term complications, or quality-of-life impacts of hypoparathyroidism.

Individuals with hypoparathyroidism may experience a range of severe and potentially life-threatening short-term and long-term complications. Short-term symptoms of hypoparathyroidism include weakness; severe muscle cramps (tetany); abnormal sensations such as tingling, burning, and numbness (paresthesia); memory loss; impaired judgment; and headache. A survey published by Hadker et al. (Endocrine Pr. 20(7), 671–679), in 2014 of 374 individuals with hypoparathyroidism showed that 72% experienced more than ten symptoms in the preceding twelve months, with symptoms experienced for a mean of 13 ± 9 hours a day. Prolonged use of conventional therapy may increase the risk of major complications, such as calcium deposits in the brain, blood vessels, eyes, and soft tissues. According to a systematic review by Gosmanova et al. published in 2021, chronic hypoparathyroidism treated with conventional therapy is associated with higher rates of renal complications compared to the general population, including nephrolithiasis (up to 36%), nephrocalcinosis (up to 38%), and chronic kidney disease (up to 41%). Studies have found that the burden of hypoparathyroidism negatively impacts health-related quality of life (“QoL”), physical functioning, and psychological well-being. Compared with an age-matched general population sample, individuals with hypoparathyroidism have reported markedly lower health-related QoL, irrespective of serum calcium level, as measured by the physical (P<0.001) and mental (P<0.001) component scores of the 36-Item Short Form Health Survey (SF-36) as well as the EuroQol-5 Dimensions Visual Analogue Scale. As reported in a 2021 paper by Brod et al. (Qual of Life Res. 2021 Jan; 30(1):277-291), in interviews conducted on 42 individuals with hypoparathyroidism, 98% reported reduced functioning and well-being, including anxiety (81%), feeling sad or depressed (62%), and feeling irritable or short-tempered (43%) despite management with conventional therapy.

Hypoparathyroidism also imposes a substantial burden on the healthcare system despite the use of conventional therapy. For example, individuals with hypoparathyroidism may require hospitalizations or emergency department visits due to acute severe hypocalcemia (calcium crashes) and those with post-surgical hypoparathyroidism have an increased risk of hospitalization due to infection than age- and sex-matched controls from the general population. Individuals with hypoparathyroidism also have an increased risk of hospitalization due to renal complications, such as chronic kidney disease and renal failure, compared to age- and sex-matched controls. According to a retrospective review (Chen K, et al. J Med Econ. Nov 2019;22(11):1141-1152), published in 2019 of clinical burden and healthcare resource utilization showed that 90.7% of individuals had ≥1 hypoparathyroidism-related healthcare utilization event during a 12-month period, including 87.8% with ≥1 outpatient visit, 41% with ≥1 emergency department visit, and 19.5% with ≥1 hospitalization. The management of hypoparathyroidism is also associated with substantial economic burdens and consequences of hypoparathyroidism may negatively impact employment status and work productivity.

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

In 2015, Takeda’s NATPARA® (parathyroid hormone) was approved in the U.S. for once-daily subcutaneous injection as an adjunct to vitamin D and calcium in patients with hypoparathyroidism. NATPARA was voluntarily recalled in September 2019 in the U.S. and is now only available to a limited number of patients through a Special Use Program offered by its manufacturer, Takeda. In October 2022, Takeda announced that it would discontinue manufacturing NATPARA/NATPAR globally by the end of 2024. In December 2025, Takeda announced that the NATPARA Special Use Program would permanently close on December 31, 2025, after which no patients would have access to NATPARA in the United States.

Other companies and groups are developing therapies for hypoparathyroidism at the clinical stage, including Calcilytix (a BridgeBio company), Entera Bio/Opko Health, Extend Biosciences, AstraZeneca, MBX Biosciences, and Septerna.

Forteo® (teriparatide, PTH [1-34]), approved since 2002 for the treatment of osteoporosis, has sometimes been used for treatment of hypoparathyroidism using multiple daily injections, despite not being approved for this indication. Clinical research conducted by the U.S. National Institutes of Health in subjects receiving continuous exposure to PTH (1-34), administered by an infusion pump, demonstrated simultaneous normalization of serum calcium and urinary calcium, as well as normalization of bone turnover.

We estimate hypoparathyroidism affects more than 250,000 patients in the U.S. and Europe. In the U.S., we estimate hypoparathyroidism affects approximately 70,000 to 90,000 patients, including 4,000 to 5,000 patients who we estimate have previously been treated with PTH therapy. In Germany, we estimate hypoparathyroidism affects approximately 70,000 patients. Outside of Germany, we estimate hypoparathyroidism affects more than 100,000 patients in the rest of Europe.

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

TransCon PTH for the Treatment of Hypoparathyroidism

In November 2025, Teijin announced that YORVIPATH is commercially available for prescription.

In August 2024, the FDA approved YORVIPATH (palopegteriparatide; developed as TransCon PTH) for the treatment of hypoparathyroidism in adults. In September 2024, the FDA granted Orphan Drug exclusivity to YORVIPATH, providing seven years of market exclusivity for YORVIPATH in the United States for the treatment of hypoparathyroidism in adults. YORVIPATH has been commercially available for prescription since late December 2024 in the United States.

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

In November 2023, TransCon PTH received regulatory approval in the EU and European Economic Area and is marketed as YORVIPATH (palopegteriparatide), a parathyroid hormone replacement therapy indicated for the treatment of adults with chronic hypoparathyroidism. In addition, YORVIPATH was granted Orphan status in the EU in November 2023 and provides ten years of market exclusivity.

In July 2021, the Ministry of Health, Labour and Welfare in Japan granted Orphan Drug Designation (“ODD”) to TransCon PTH for the treatment of hypoparathyroidism.

Clinical Development of TransCon PTH for Treatment of Hypoparathyroidism in Adults

TransCon PTH was evaluated for the treatment of hypoparathyroidism in adults in the Phase 3 PaTHway Trial, Phase 3 PaTHway Japan Trial (open label extension ongoing), and the Phase 2 PaTH Forward Trial.

The PaTHway Trial completed with 73 of 82 patients originally enrolled and dosed completing the 3.5-year trial. Nine patients withdrew from the trial for reasons unrelated to safety.

The PaTH Forward Trial recently completed with 56 patients out of 59 patients originally enrolled and dosed completing the five-year trial. Three patients withdrew from the trial for reasons unrelated to safety or efficacy of the study drug.

In November 2025, we presented a new pooled analysis showing sustained and clinically meaningful improvements in renal function in adults with hypoparathyroidism treated with TransCon PTH (palopegteriparatide) through Year 3 of our Phase 2 PaTH Forward and Phase 3 PaTHway trials.

The trials included a combined 141 adults with hypoparathyroidism, 139 of whom (mean age 49 years) are represented in the pooled analysis. The PaTH Forward and PaTHway trials comprised randomized, double-blind, placebo-controlled periods through Weeks 4 and 26 and open-label extension periods through Weeks 266 and 182, respectively. An eGFR ≥30 mL/min/1.73 m2 was required for trial eligibility. The three-year data were analyzed post-hoc and included evaluation of the long-term impact of TransCon PTH on renal function as assessed by eGFR. Mean (SD) baseline eGFR in the trials was 69 (17) mL/min/1.73 m2. The pooled analysis included 41 patients with baseline eGFR <60 mL/min/1.73 m2 and 98 patients with baseline ≥60 mL/min/1.73 m2. Safety assessments included 24-hour urine calcium excretion and treatment-emergent adverse events (TEAEs).

At Year 3, ≥91% of patients receiving palopegteriparatide in both trials were independent from conventional therapy (defined as taking no active vitamin D and ≤600 mg/day of calcium) and ≥84% patients had normocalcemia (8.3-10.6 mg/dL). Sustained and clinically meaningful improvements in eGFR (≥5 mL/ min / 1.73 m2) were observed in 70.3%, with numerically greater improvements observed in those with lower baseline eGFR. The greatest increases in eGFR were observed in the first 6 months of treatment with TransCon PTH, with a continued upward trend thereafter. Mean (SD) eGFR increased from baseline to Year 3 by 9.8 (10.9) mL/min/1.73 m2 in PaTH Forward and by 8.8 (11.9) mL/min/1.73 m2 in PaTHway.

In July 2025, we announced new data from Week 156 of our Phase 3 PaTHway Trial, confirming that long-term treatment with TransCon PTH (palopegteriparatide) continued to provide a durable response in adults with hypoparathyroidism regardless of its cause (post-surgical, autoimmune, genetic, or idiopathic), including improvements in biochemistries, kidney function, and quality of life. At Week 156, 64 patients (88%) had normal albumin-adjusted serum calcium levels and 70 patients (96%) were independent from conventional therapy (defined as taking ≤ 600 mg/day of calcium and not taking active vitamin D). Reflecting clinically meaningful improvements in kidney function, improvements in eGFR from baseline were sustained through Week 156: mean eGFR increased by 8.76 mL/min/1.73 m2 across all participants and by 13.98 mL/min/1.73 m2 in participants with baseline eGFR < 60. Patients in the trial reported continued improvements from baseline in their hypoparathyroidism-related symptoms and health-related QOL and showed continued normalization of 24-hour urine calcium excretion through Week 156. In the trial, TransCon PTH treatment was generally well-tolerated, with no new safety signals identified. TEAEs were mostly mild or moderate and no serious TEAEs or discontinuations were related to study drug.

In May 2025, we announced four-year (Week 214) results from our Phase 2 PaTH Forward Trial showing that long-term treatment with TransCon PTH (palopegteriparatide) continued to provide a durable response in adults with hypoparathyroidism. At Week 214, nearly all patients (98%) continued to have normal albumin-adjusted serum calcium levels and 93% remained independent from conventional therapy (defined as taking ≤ 600 mg/day of calcium and not taking active vitamin D). Bone turnover markers CTx and P1NP increased from the low end of normal at baseline, peaked by Week 26, then declined and remained stable above baseline levels through Week 214. The data also showed continued improvement in skeletal dynamics, with bone mineral density remaining within age- and sex-matched norms. In addition, at Week 214, most participants (67.8%) had a clinically meaningful (≥ 5 mL/min/1.73 m2) increase in eGFR from baseline, with changes in eGFR evident at Week 4. In the trial, TransCon PTH treatment was generally well-tolerated, with no new safety signals identified. TEAEs were mostly mild or moderate and no serious TEAEs or discontinuations were related to study drug.

In September 2024, we announced results from the Phase 2 PaTH Forward Trial of adults with hypoparathyroidism showing that long-term treatment with TransCon PTH (palopegteriparatide; marketed as YORVIPATH) through Week 162 drove bone remodeling into the normal range. Deficiency of PTH is associated with low rates of bone remodeling, accumulation of overly mature bone, and higher-than-average bone mineral density that may correspond with poorer overall bone quality compared to that seen in the general population. In contrast, these results suggest that long-term palopegteriparatide treatment promotes attainment of skeletal health parameters in line with those expected with states of parathyroid sufficiency.

In May 2024, we announced two-year (Week 104) results from a post-hoc analysis of the Phase 3 PaTHway Trial demonstrating sustained improvements (nominal p-value <0.05) in renal function in adults with chronic hypoparathyroidism treated with TransCon PTH. The post-hoc analysis examined the impact of treatment with TransCon PTH on renal function using estimated glomerular filtration rate (“eGFR”) through Week 104 (n=76) of PaTHway, a Phase 3, double-blind, placebo-controlled trial of 82 dosed adults with chronic hypoparathyroidism randomized 3:1 (TransCon PTH: placebo; both arms initially co-administered with conventional therapy of active vitamin D and calcium), with a 26-week blinded period followed by an ongoing 156-week open-label extension period. Across both treatment arms, TransCon PTH treatment resulted in a mean eGFR increase of 8.9 mL/min/1.73m2 (p<0.0001) from baseline at Week 52, sustained at Week 104 with a mean change from baseline of 9.0 mL/min/1.73m2 (p<0.0001). Treatment was generally well-tolerated, with no new safety signals.

On January 8, 2023, we announced top-line data from PaTHway Japan, a single-arm Phase 3 trial to evaluate the safety, tolerability, and efficacy of TransCon PTH in adults with hypoparathyroidism. The study achieved its primary objective, with top-line results consistent with our trials in North America and the EU. Twelve out of thirteen patients met the primary multi-component endpoint, which was defined as serum calcium levels in the normal range (8.3–10.6 mg/dL) and independence from conventional therapy (no active vitamin D and ≤600 mg/day of calcium). In this trial, TransCon PTH was generally well-tolerated, with no discontinuations related to study drug. The open-label extension (“OLE”) of this trial has been extended, and all patients have transitioned into the Investigational Medical Product supply period designed to ensure continuous treatment through the launch of YORVIPATH in Japan. In November 2025, Teijin announced that YORVIPATH is commercially available for prescription.

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

Growth Disorders

Market Opportunity for Recombinant Human Growth Hormone

GHD is a serious rare disease that affects both children and adults. Children with GHD are characterized by short stature, metabolic and cardiovascular abnormalities, cognitive deficiencies, and poor quality of life. GHD in adults is associated with increased adiposity, or fat mass, as well as psychiatric-cognitive, cardiovascular, muscular, metabolic and skeletal abnormalities. In childhood and adolescence, growth hormone plays an essential role in normal longitudinal growth, muscle and bone strength, and distribution of body fat. In adults, growth hormone contributes to body composition, cardiovascular function, and bone health. The current standard of care for GHD has been daily subcutaneous injections of somatropin, a recombinant human growth hormone (“hGH”). These daily hGH therapies have been shown to be safe and well-tolerated.

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

Despite the demonstrated benefits of daily hGH therapy, many GHD patients are not adequately treated, and adherence continues to be a challenge, as reported in a 2021 paper published by Kaplowitz et al. (J Manag Care Spec Pharm. 2021; 27(8):1118-1128). The observational retrospective cohort analysis utilized administrative claims data from two databases on more than 20,000 pediatric patients diagnosed with GHD. Approximately 68% of commercial patients and approximately 63% of Medicaid patients received daily growth hormone treatment, whereas approximately 32% of commercial patients and approximately 37% of Medicaid patients were untreated. In addition, mean adherence as measured by proportions of days covered, which is defined as the number of days covered by any daily growth hormone prescription during the follow-up period, was approximately 60% in the commercial cohort and approximately 50% in the Medicaid cohort. Only 32% of commercial and 18% of Medicaid patients reported adherence rates greater than 80%.

For adult patients with GHD, underdiagnosis and undertreatment are also a concern. Untreated adult GHD patients can experience reduced quality of life and increased risk of morbidity and mortality. In a retrospective observational study by Hoffman et al. (Advances in Therapy, 2025; 42(6):2853–2873) which analyzed electronic health records in the U.S. to identify patients with a high likelihood of adult GHD, 54,310 patients were identified as at risk for adult GHD, of which, only 3.1% were treated with growth hormone.

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

Since the 1990s, the pharmaceutical industry has employed various approaches to develop long-acting growth hormone products to reduce the burden of daily injections on patients and increase patient compliance with the dosing regimen. These approaches generally fall into two categories: unmodified somatropin and permanent modification of growth hormone:

•
Unmodified somatropin: Two long-acting growth hormone products using encapsulation technologies previously received regulatory approval in the U.S. and Europe, but were subsequently discontinued due to commercial challenges. These include Nutropin Depot®, formerly marketed by Genentech, and Somatropin Biopartners, developed by LG Life Sciences and Biopartners GmbH. Nutropin Depot was approved by the FDA in 1999 and later withdrawn; Somatropin Biopartners (LB03002) was authorized by the EC in 2013, and later withdrawn. We believe that the lack of market acceptance was a result of the various safety and tolerability issues that tend to arise with encapsulation technologies.
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

A permanently PEGylated long-acting growth hormone developed by GeneScience Pharmaceuticals Co., Ltd. (Jintrolong®) is available in China for pediatric GHD, Turner syndrome and idiopathic short stature and the Somatropin Biopartners product (LB03002) is available in Korea. Other experimental growth hormone therapies based on permanent modification are in different stages of clinical development by various companies, including Genexine Inc., I-MAB, Amoytop, UnionGene, Anhui Anke Biotechnology, Alteogen, JCR Pharmaceuticals Co., Ltd., Kexing Biopharm, Qianhon Biopharma (Zonhon) and Evive Biotech (Yifan).

TransCon Growth Hormone (hGH)

TransCon hGH (lonapegsomatropin) is a prodrug composed of somatropin that is transiently bound to a TransCon carrier by a proprietary TransCon linker. TransCon hGH is administered once weekly and is designed to maintain the same mode of action as daily therapies by providing sustained release of active, unmodified somatropin, the same recombinant growth hormone molecule used in the daily hGH therapies that have historically been the standard of care.

TransCon Growth Hormone (hGH) for Pediatric and Adult GHD

TransCon hGH, marketed under the brand name SKYTROFA (lonapegsomatropin-tcgd), received regulatory approval in the U.S. for the treatment of pediatric patients one year and older who weigh at least 11.5 kg and have growth failure due to inadequate secretion of endogenous growth hormone, also known as GHD. SKYTROFA has been commercially available for prescription in the United States since October 2021. In the EU, Norway, Iceland, Liechtenstein, and Great Britain (covering England, Wales, Scotland), we received marketing authorization for TransCon hGH – known by its brand name SKYTROFA (lonapegsomatropin) – as a once-weekly subcutaneous injection for the treatment of children and adolescents aged 3 to 18 years with growth failure due to insufficient secretion of endogenous growth hormone. SKYTROFA has been commercially available for prescription in Germany since September 2023.

In July 2025, we announced that the FDA had approved SKYTROFA (lonapegsomatropin-tcgd; developed as TransCon hGH) for the replacement of endogenous growth hormone in adults with growth hormone deficiency (GHD), a rare disorder resulting from decreased or total loss of growth hormone production. Further, on October 22,

2025, we announced commercial availability of SKYTROFA (TransCon hGH) in broader dosing ranges in the United States for the replacement of endogenous growth hormone in adults with growth hormone deficiency.

Clinical Trial of TransCon hGH in Japanese Pediatric GHD

In the ongoing Phase 3 riGHt Trial, we are evaluating TransCon hGH (N=15) compared to somatropin (N=16) as a treatment in Japanese children with GHD. The trial achieved its primary objective with Week 52 top-line results consistent with our pivotal heiGHt Trial and VISEN’s Phase 3 trial. In the riGHt Trial, TransCon hGH was generally well tolerated with a safety profile that was similar to that of somatropin’s. Trial subjects continue in the extension period.

Proprietary Auto-Injector

SKYTROFA includes the SKYTROFA Auto-Injector and cartridges. The auto-injector provides for room temperature storage, includes an empty-all design, and is expected to last for at least four years. The device enables a single, low-volume injection of less than 0.6 mL for the majority of patients with a thin, 31-gauge needle that is only 4 millimeters in length, which is comparable to needles used to administer daily hGH. We are also working on strategies that will enable the auto-injector to integrate with the digital healthcare system, including Bluetooth connectivity features to allow for easy tracking of dosing adherence over time.

Figure: Our state-of-the-art auto-injector is designed to address important patient needs.

TransCon Growth Hormone (hGH) for Other Indications

In December 2024, we announced positive top-line results from the Phase 2 New InsiGHTS Trial. New InsiGHTS randomized and dosed 49 children with Turner syndrome aged 1 to 10 years old into one of four treatment groups 1:1:1:1 – one of three starting doses of TransCon hGH (0.24, 0.30, or 0.36 mg/kg/week) or an active comparator of daily somatropin with a starting dose of 0.35 mg/kg/week. Doses were individualized based on IGF-1. On the primary endpoint of annualized height velocity (“AHV”) and secondary endpoint of change from baseline in height SDS, children treated with TransCon hGH demonstrated improved growth similar to daily somatropin at Week 26, independent of starting dose. As of December 31, 2025, 45 out of the 49 children are ongoing in the trial. TransCon hGH was generally safe and well tolerated, and with comparable safety and tolerability to daily somatropin, with four discontinuations from the trial for reasons unrelated to safety or efficacy of the study drug.

During the third quarter of 2025, we submitted the protocol for a basket trial evaluating additional growth disorder indications (planned for small for gestational age without catch-up growth; idiopathic short stature; SHOX deficiency (including Turner syndrome)). In addition, we are investigating potential combinations of TransCon hGH and TransCon CNP. For more information see the section entitled “Combination Therapy (TransCon CNP + TransCon hGH).”

Achondroplasia

Overview of Achondroplasia

Achondroplasia is a rare genetic condition arising from a systemic fibroblast growth factor receptor 3 (“FGFR3”) variant, which causes serious muscular, neurological, and cardiorespiratory complications in addition to the well-characterized skeletal dysplasia that leads to disproportionate short stature. Achondroplasia is associated with a well-delineated range of clinical complications and manifestations, occurring in about one in 10,000 to 30,000 newborns or more than 250,000 worldwide. Achondroplasia results in severe skeletal complications and comorbidities including spinal stenosis due to premature fusion of the foramen magnum, sleep apnea, chronic ear infections, and muscular complications. Patients often face multiple surgeries to alleviate its many complications. There is significant unmet need for treatments that ameliorate complications and improve quality of life in achondroplasia.

Achondroplasia is caused by gain-of-function variants of the FGFR3 gene resulting in constitutive activation of FGFR3 that leads to an imbalance between the effects of the FGFR3 and C-type natriuretic peptide (“CNP”) signaling . In achondroplasia, FGFR3 is constitutively activated, suppressing the differentiation of chondrocytes in the growth plate leading to poor endochondral bone growth and causing dysfunction in the skeletal muscle. Preclinical and clinical data show that therapeutic continuous CNP exposure helps to counteract the constitutively activated FGFR3 downstream.

In November 2021, BioMarin Pharmaceutical Inc.’s (“BioMarin”) daily VOXZOGO® (vosoritide) was approved by the FDA to increase linear growth in pediatric patients with achondroplasia with open epiphyses. Additionally, BioMarin is developing a long-acting CNP product candidate.

BioMarin has initiated certain legal proceedings aimed at delaying or preventing patient access to TransCon CNP. We believe BioMarin’s claims lack merit and that these actions threaten potential harm to patients by limiting or preventing access to a treatment option that has the potential to address multiple unmet clinical needs.

These legal proceedings include a case filed by BioMarin before the Unified Patent Court (“UPC”) in Munich related to alleged infringement against EP3175863 (the “‘863 patent”), along with a complaint filed with the U.S. International Trade Commission (“ITC”) related to alleged infringement of U.S. Reissue Patent No. 48,267. Trial in the ITC is set for April 2026. In response to the ITC action, we initiated legal action before the District Court in the U.S. Northern District of California. The District Court litigation has been stayed in view of the pending ITC proceedings.

In the European case, we took the view that we did not infringe the ‘863 patent and that the patent was, in any event, invalid. Following opposition proceedings against the ‘863 patent that were initiated before the European Patent Office (“EPO”) in September 2022, the EPO Technical Boards of Appeal revoked the ‘863 patent in its entirety on October 16, 2025. As a consequence of the revocation, the UPC dismissed the infringement case on December 29, 2025, which included an agreement for BioMarin to reimburse Ascendis for certain legal expenses related to the case. In addition, we have instituted proceedings before the Danish Maritime and Commercial High Court, claiming entitlement to European patent applications EP21211450.8, EP25151367.7 and EP25175852.0, all of which are divisional applications of the revoked ‘863 patent. The EPO has granted a stay of proceedings with respect to these divisional applications.

On June 12, 2025, BioMarin also submitted a Citizen Petition to the FDA under Section 505(q) of the Federal Food, Drug and Cosmetic Act requesting that FDA refrain from approving any analog of human CNP as a treatment for achondroplasia until orphan-drug exclusivities applicable to VOXZOGO expire. We submitted a response to the FDA in September 2025 and do not believe that our pending NDA for TransCon CNP (navepegritide) should be impacted by the Citizen Petition.

Also, on October 21, 2025, we filed a petition before the Korean Intellectual Property Trial and Appeal Board (“IPTAB”) for the invalidation of BioMarin’s Korean patent KR2033680.

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

ACH-AE: Increased incidence of Achondroplasia-related Adverse Events.

HRQoL: Reduced Health-Related QOL; Height; Reduced height. Muscle Strength/Stamina; Reduced muscular functionality, including reduced strength and stamina.

TransCon CNP

TransCon CNP (navepegritide) is an investigational prodrug of CNP administered once weekly and designed to provide sustained release of active CNP supporting continuous exposure for the treatment of achondroplasia. TransCon CNP is designed to provide effective shielding of CNP from neutral endopeptidase degradation in subcutaneous tissue and the blood compartment, minimize binding of CNP to the NPR-C receptor to decrease clearance, and release unmodified CNP (89-126), which is small enough in size to allow effective penetration into growth plates. Shorter-acting CNP and CNP analogs in development have resulted in high maximum serum concentration (“Cmax”) levels that may cause adverse hypotensive events. We believe the therapeutically sustained release of TransCon CNP offers advantages that may mitigate this issue, leading to continuous CNP exposure while avoiding a high Cmax to correlate with better therapeutic outcomes.

TransCon CNP for the Treatment of Achondroplasia

We submitted a New Drug Application (“NDA”) for the treatment of children with achondroplasia on March 31, 2025 and the FDA has accepted for priority review our NDA for TransCon CNP (navepegritide). As a result of further information from the Company submitted to the FDA on November 5, 2025, related to the post-marketing requirement in response to the FDA’s ongoing review of the NDA, the FDA has set a Prescription Drug User Fee Act (“PDUFA”) goal date of February 28, 2026 to complete its review. In addition, we submitted a Marketing

Authorisation Application (“MAA”) to the European Medicines Agency (“EMA”) for the treatment of children with achondroplasia on October 8, 2025.

In February 2019, we were granted ODD by the FDA for TransCon CNP for the treatment of achondroplasia. In July 2020, we received ODD from the EC for TransCon CNP for the treatment of achondroplasia.

Clinical Development of TransCon CNP for Achondroplasia

Our pivotal ApproaCH Trial, our Phase 2 ACcomplisH Trial, and our long-term extension trial AttaCH, are evaluating the safety and efficacy of TransCon CNP in children with achondroplasia. The reACHin Trial is evaluating the safety, tolerability, and efficacy of TransCon CNP in infants with achondroplasia (aged 0 to < 2 years at the time of randomization). The teACH Trial is evaluating the safety, tolerability, and efficacy of TransCon CNP in adolescents with achondroplasia (aged 12 to 18). As of December 31, 2025, 80 children who completed the ApproaCH trial have rolled over into the AttaCH open-label extension trial and are all continuing treatment in the extension trial.

In November 2025, we announced that Week 52 results from the pivotal ApproaCH trial were published in JAMA Pediatrics titled “Once-Weekly Navepegritide in Children with Achondroplasia: The ApproaCH Randomized Clinical Trial.” The authors reported that treatment with TransCon CNP led to significantly higher annualized growth velocity (AGV) at Week 52 compared to placebo (primary endpoint), as well as improved lower limb alignment and body proportionality and positive changes in health-related QOL, with a safety and tolerability profile similar to placebo. The publication is available at Savarirayan R, et al. JAMA Pediatr. 2026;180(1):18-25. doi:10.1001/jamapediatrics.2025.4771.

In September 2025, we announced new analyses from the pivotal ApproaCH Trial were presented at the American Society for Bone and Mineral Research (ASBMR) Annual Meeting. The new analyses showed that children treated with TransCon CNP had improvements in the Physical Functioning domain of the Achondroplasia Child Experience Measure (ACEM-PF), with greatest benefits in younger children who had more severe genu varum (≥5°) at baseline, supporting benefits beyond linear growth. Further analyses showed correlations between improvements in physical functioning and improvements in lower limb alignment in these children, supporting the potential for TransCon CNP to provide benefits beyond linear growth.

In May 2025, we announced data demonstrating improvements in growth and bone morphometry from Week 52 of our pivotal ApproaCH Trial of TransCon CNP (navepegritide) in children with achondroplasia. TransCon CNP demonstrated superiority over placebo in annualized growth velocity (AGV), with a safety and tolerability profile comparable to placebo that included a low rate of injection site reactions, no treatment-related serious adverse events (SAEs), no cases of symptomatic hypotension, no fractures, and no acceleration of bone age versus chronological age. Analyses also showed that TransCon CNP improved aspects of bone morphometry at Week 52. This included improvement in lower limb alignment and proportional growth, as well as increases in spinal canal dimensions, versus placebo.

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

Secondary Endpoints

•
For the secondary endpoint of change in achondroplasia-specific height Z-score, children treated with TransCon CNP (n=57) demonstrated an LS mean change from baseline achondroplasia-specific height Z-score of 0.30 compared to 0.01 in the placebo arm (n=27), an LS mean difference of 0.28 (p<0.0001).
•
For the secondary endpoint of change in CDC-based height Z-score, children treated with TransCon CNP (n=55) demonstrated an LS mean change from baseline CDC Height Z-score of 0.15 compared to -0.15 in the placebo arm (n=27), an LS mean difference of 0.30 (p=0.0003).

Safety Results Summary

•
TransCon CNP was generally well-tolerated and demonstrated safety profile similar to that observed in the placebo arm, with generally mild treatment emergent adverse events (“TEAEs”), no evidence of hypotensive effect, and a low frequency of injection site reactions (0.41 events per patient year), all mild.
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

We analyzed available data for patients who only received TransCon CNP at the 100 µg/kg/week dose in either the blinded or OLE period and were treated for one year (n=19), compared to those administered placebo for one year (n=15). Results showed that these TransCon CNP-treated patients (data available for 9-16 patients) showed improvements (nominal p-value <0.05) in health-related QoL and disease impacts compared to those receiving placebo (data available for 5-13 patients).

Assessments were performed with the SF-10 (a 10-item non-disease specific survey of a child’s functional health and well-being that has been validated to assess children aged 5 years and older) and the Achondroplasia Child Experience Measure (“ACEM”) a condition-specific clinical outcome measure that assesses the impact of achondroplasia on a child’s health-related QOL, with statistically significant improved outcome in TransCon CNP-treatment versus placebo for:

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

During the third quarter of 2023, we filed an Investigational New Drug Application amendment with the FDA to initiate reACHin, a Phase 2, multicenter, double-blind, randomized, placebo-controlled trial, designed to evaluate the safety, tolerability, and efficacy of 100 μg/kg of TransCon CNP once-weekly for 52 weeks in infants with achondroplasia, aged 0 to < 2 years at the time of randomization.

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

The ACcomplisH Trial completed in October 2024, with 55 of the original 57 children transitioning into AttaCH (n=53) a multicenter, long-term, open-label extension trial to continue treatment with TransCon CNP 100 µg/kg/week, and into COACH (n=2), a TransCon CNP and TransCon hGH combination therapy trial. Two children did not roll-over for reasons unrelated to safety or efficacy of the study drug. For more information, see section entitled, “Combination Therapy TransCon CNP + TransCon hGH.”

As of December 31, 2025, 53 children continue in AttaCH with three children withdrawn from treatment, for reasons unrelated to safety or efficacy of the study drug. Seven (n=7) children from AttaCH were enrolled and continue in COACH. There have been no withdrawals from COACH.

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

Combination Therapy (TransCon CNP + TransCon hGH)

TransCon CNP has demonstrated improvement in linear growth and in benefits beyond height. Clinical use of daily growth hormone monotherapy has demonstrated some growth improvements in children with achondroplasia; however, without reports of benefits beyond height, as it does not address the underlying overactive FGFR3 signaling pathway.

We believe the combination of once-weekly TransCon CNP and TransCon hGH, through two independent and complementary mechanisms of action, may provide benefits beyond monotherapies in achondroplasia. The active CNP released from TransCon CNP continuously relieves the pre-hypertrophic block in the growth plate, enabling the strong complementary effect of unmodified somatropin released from TransCon hGH.

COACH, a Phase 2 open-label single-arm trial is the first clinical trial to evaluate combination treatment with once-weekly investigational TransCon CNP (navepegritide) and once-weekly TransCon hGH (lonapegsomatropin) in children with achondroplasia (age 2 to 11 years). The primary objective is to evaluate the treatment effect on linear growth and safety. Secondary objectives are to evaluate treatment effect on quality of life, radiological endpoints, physical functioning, and body composition. The trial enrolled 21 children (treatment naïve, n=12; prior treatment with TransCon CNP (100 µg/kg/week) for at least 1 year, n=9).

In January 2026, we announced topline results from Week 52 of COACH, the first Phase 2 clinical trial to evaluate combination therapy with once-weekly TransCon CNP (navepegritide) and once-weekly TransCon hGH (lonapegsomatropin) in children with achondroplasia. Annualized growth velocity exceeded the 97th percentile of average stature children and the improvement in achondroplasia-specific height Z-score indicated a tripling of efficacy compared to TransCon CNP monotherapy. Additionally, combination therapy demonstrated benefits beyond linear growth with improvements in body proportionality and arm span, aligning with the increase in linear growth. The combination therapy was generally well tolerated, with generally mild TEAEs, consistent with TransCon CNP and TransCon hGH monotherapies.

At week-52, the mean AGV with TransCon CNP and TransCon hGH combination treatment continued to exceed the 97th percentile of average-stature children.

At week-52, TransCon hGH + TransCon CNP treatment demonstrated accelerated improvement in body proportionality, aligning with the increase in linear growth.

At week-52, arm span of children treated with combination therapy improved beyond the 84th-percentile of children with achondroplasia.

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

We believe that one approach to potentially improve efficacy while limiting adverse events is to create long-acting product candidates using our sustained systemic release TransCon technology, allowing for more consistent circulating drug levels and potentially avoiding high peak concentrations that are often associated with toxicity.

We are currently developing TransCon technology in oncology for a variety of solid tumors, with encouraging early data in HER2+ breast cancer, platinum resistant ovarian cancer and melanoma. Aside from Proleukin being the only approved IL-2, TransCon IL-2 b/g may face competition from other IL-2 type drug candidates in development, including those being developed by Anaveon, Asher Bio, Aulos, Dragonfly, GI Innovation, Hanmi Pharmaceutical, Innovent, Medicenna, Roche, Synthekine, and Werewolf. In addition, TransCon IL-2 b/g may face competition from drug candidates in development for platinum resistant ovarian cancer, including Astra Zeneca, Corcept, Daiichi Sankyo, Eli Lilly, Genelux, Genmab, and Merck. In melanoma, TransCon IL-2 b/g may face competition from drug candidates in development including from Immatics, Immunocore, Innovent, Replimune, Regeneron, and Philogen.

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

We believe TransCon technologies may have the potential to increase the efficacy of small molecules, peptides and proteins without increasing toxicity, which could offer the potential to treat more patients with new combinations and multi-agent regimens that would not otherwise be feasible.

We are currently investigating one clinical-stage product candidate designed to activate the patient’s own immune system to eradicate malignant cells. We believe our approach, if successfully developed, has the potential to improve the efficacy of systemically administered, clinically validated therapies while limiting adverse effects.

Our early clinical and nonclinical studies have shown sustained activation of cytotoxic immune cells that resulted in robust anti-tumor responses by TransCon product candidates using infrequent administration.

TransCon IL-2 b/g for Sustained Systemic Release

TransCon IL-2 b/g (onvapegleukin alfa) is an investigational long-acting prodrug designed to improve cancer immunotherapy through sustained release of an IL-2 variant that selectively activates IL-2 b/g, with minimal binding to IL-2Rα. The IL-Believe Trial, a Phase 1/2 clinical trial to evaluate the safety and efficacy of TransCon IL-2 b/g in locally advanced or metastatic solid tumors, alone or in combination with pembrolizumab or other anti-cancer therapies, has completed dose escalation and is enrolling patients in multiple indication-specific dose expansion cohorts, including platinum-resistant ovarian cancer (“PROC”), melanoma, and HER2+ breast cancer.

In October 2025, we reported updated results at the European Society for Medical Oncology (“ESMO”) that further indicate clinical activity in late-line patients with PROC treated with TransCon IL-2 b/g with weekly paclitaxel (Cohort 3, 3SK, and 14 in the IL-Believe Trial). As of data cutoff date of September 2, 2025, 70 patients (median 4 prior lines of therapy; 67% previously treated with at least 2 lines of taxane-containing therapy) were enrolled and 53 were efficacy-evaluable to-date, with 7 pending first post-baseline scan. Clinical responses were observed in 25% (13/53) of patients who had received two to ten prior lines of therapy (three confirmed and ten unconfirmed responses, with six of the unconfirmed continuing on study treatment). Data continued to suggest that TransCon IL-2 b/g in combination with weekly paclitaxel is generally well-tolerated with the majority of TransCon IL-2 b/g-related TEAEs being grade 1 or 2 in severity.

TransCon IL-2 b/g induced significant peripheral expansion of cytotoxic CD8+ T cells and natural killer cells with minimal expansion of regulatory T cells, despite concurrent chemotherapy. Proliferating antigen-experienced PD-1+CD8+ T cells expanded significantly at 1 week post dose. Expanded PD-1+CD8+ T cells predominantly exhibited stem-like or transitory states, with limited progression to terminally differentiated or exhausted phenotypes. In addition, clinical responses significantly correlated with peripheral CD8+ T cell expansion in PROC. Furthermore, significant increase in CD8+ T cells was observed in the tumor of paired on-treatment biopsies from all available paired pre-treatment and on-treatment tumor samples from IL Believe Trial as of September 2, 2025, dosed at 80 (n=2) or 120 μg/kg (n=11).

We expect to provide median overall survival (“OS”) data for this cohort of 70 patients in the second quarter of 2026 as the dataset continues to mature.

In September 2024, we announced initial data showing signs of clinical activity in heavily pre-treated patients with PROC treated (cohort 3) with TransCon IL-2 b/g in combination with chemotherapy in the ongoing Phase 1/2 IL-Believe Trial of TransCon IL-2 b/g. As of a cutoff date of July 29, 2024, of the 18 patients (median age 64 years) included in the initial assessment, 14 were efficacy evaluable patients who had one or more post-baseline tumor assessment(s), plus an additional four who discontinued treatment before the first post-baseline tumor assessment due to disease progression or death.

As of the data cutoff, clinical responses were observed in 29% (4/14) of the efficacy evaluable patients (two confirmed and two unconfirmed partial responses in patients who had received three to seven prior lines of treatment – including patients whose disease had previously progressed on mirvetuximab soravtansine-gynx), suggesting the potential for clinical activity in heavily pre-treated patients. The data suggest that TransCon IL-2 b/g was generally well-tolerated: the most common TEAEs related to combination therapy with TransCon IL-2 b/g plus chemotherapy were fatigue, thrombocytopenia, neutropenia, and anemia. Most TransCon IL-2 β/γ-related TEAEs were grade 1 or 2.

In June 2024, we reported updated results from our ongoing Phase 1/2 IL-Believe Trial of TransCon IL-2 b/g. Data included the first presentation of Phase 2 dose expansion Cohort 4 (TransCon IL-2 b/gin combination with TransCon TLR7/8 Agonist) in post anti-PD-1 melanoma and new analyses of patients from dose escalation cohorts with prior disease progression on checkpoint inhibitors, along with biomarker studies correlating cytotoxic immune cell expansion and observed clinical benefit. As of the April 16, 2024 data cutoff, confirmed clinical partial responses were observed in 40% (two out of five) of efficacy-evaluable patients from Cohort 4, suggesting potential synergy of our two novel immunotherapy candidates in patients who did not derive sufficient benefit from checkpoint inhibitors. Of efficacy-evaluable patients with prior disease progression on checkpoint inhibitors to date (from Phase 1 dose escalation cohorts) in the IL-Believe Trial, confirmed clinical responses (per RECIST v1.1) were observed in 45% (five out of eleven) administered TransCon IL-2 b/g doses ≥80 μg/kg every 3 weeks, suggesting clinical benefit in treatment-resistant settings (monotherapy (n=4): 1 confirmed partial response (“PR”) in colorectal cancer; combination with pembrolizumab (n=2): 1 confirmed complete response and 1 confirmed PR in small-cell lung cancer; combination with TransCon TLR7/8 Agonist (n=5): 2 confirmed PRs in melanoma). In this trial, TransCon IL-2 b/g alone or in combination with pembrolizumab or TransCon TLR7/8 Agonist was generally well tolerated with no new safety signals.

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

In September 2023, we announced completion of Phase 1 dose escalation in combination with pembrolizumab of the IL-Believe Trial with a total of 21 patients enrolled and recommended Phase 2 dose (“RP2D”) determined at 120 µg/kg IV every three weeks. Twenty-one patients were enrolled.

In May 2023, we announced completion of the Phase 1 monotherapy dose escalation of the IL-Believe Trial with RP2D determined at 120 µg/kg IV every three weeks with 25 heavily pre-treated patients enrolled and a median of four prior lines of systemic therapies.

Strategic Collaborations and Investments

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

Novo Nordisk A/S

In November 2024, we entered into a research and development collaboration and license agreement with Novo Nordisk pursuant to which we granted Novo Nordisk an exclusive worldwide license to the TransCon technology platform to develop, manufacture and commercialize Novo Nordisk proprietary products (including Semaglutide) in metabolic diseases (including obesity and type 2 diabetes) and a product-by-product exclusive license in cardiovascular diseases.

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

Under the agreement, we have the potential to receive total payments of up to $285 million in upfront, development and regulatory milestone payments for the lead program. In addition, we have the potential to receive sales-based milestone payments and tiered royalties on global net sales. The $285 million includes an upfront fee of $100 million for the exclusive license that was paid to us in January 2025. For each additional metabolic or cardiovascular disease product candidate, we are eligible to receive payments of up to $77.5 million in development and regulatory milestone payments. In addition, we have the potential to receive sales-based milestone payments and tiered royalties on global net sales. Novo Nordisk agreed to pay royalties for each potential licensed product developed under the agreement that are an escalating tiered, mid-single digit percentage of the annual net sales of such licensed product and are subject to reduction due to patent valid claim expiration, biosimilar product market share, payment made under certain licenses for third party intellectual property and Inflation Reduction Act price negotiations.

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

In January 2025, we announced that our multi-product collaboration with Novo Nordisk for TransCon technology-based therapies in obesity and metabolic diseases continues and that the lead program TransCon Semaglutide, remains on track to enter the clinic as anticipated.

Teijin Limited

In November 2023, we announced that we entered into an exclusive license agreement with Teijin for the further development and commercialization of TransCon hGH, TransCon PTH, and TransCon CNP for endocrinology rare disease in Japan. Under the terms of the agreement with Teijin, we received an upfront payment of $70 million, with additional development and regulatory milestones of up to $175 million, transfer pricing and commercial milestones. In addition, we are eligible to receive royalties on net sales in Japan, of up to a mid-20’s percentage, varying by product.

In November 2025, Teijin announced that YORVIPATH is commercially available for prescription.

VISEN Pharmaceuticals

In November 2018, we announced the formation of VISEN, a company established to develop and commercialize our endocrinology rare disease therapies in Greater China. In connection with the formation of VISEN, we granted VISEN exclusive rights to develop and commercialize certain product candidates based on our proprietary TransCon technologies, including TransCon hGH, TransCon PTH, and TransCon CNP, in Greater China for use in all human indications, subject to certain exceptions. As consideration for the rights granted to VISEN, we received 50.0% ownership in the outstanding shares of VISEN and concurrently with the rights we granted to VISEN, entities affiliated with Vivo Capital and Sofinnova Ventures purchased shares in VISEN for an aggregate purchase price of $40 million in cash. In January 2021, we invested an additional $12.5 million in VISEN as part of VISEN’s $150 million Series B financing.

On March 20, 2025, VISEN announced the pricing of its initial public offering (“IPO”) on the Hong Kong Stock Exchange. The shares offered in the IPO were priced at HKD 68.80 per share and expected to result in gross proceeds of HKD 783,288,000 (approximately USD 100 million) plus a potential greenshoe of up to HKD 117,489,760 (approximately USD 15 million). This amount was calculated before deducting underwriting discounts, commissions, and other offering expenses. The IPO closed on March 21, 2025, and VISEN’s shares began trading under the stock code 2561.HK. Ascendis Pharma holds 41,136,364 shares in VISEN. Following the IPO, the Company owned 39.2% in VISEN. The management and existing shareholders of VISEN, including Ascendis Pharma, have entered into customary lock-up agreements restricting the sale of VISEN shares for six months following the IPO; additionally, certain significant shareholders of VISEN, including Ascendis Pharma, are subject to an additional lock-up obligation during the period commencing on the date that is six months after the IPO and ending on the date that is 12 months after the IPO during which such shareholders may not sell shares of VISEN to an extent that would cause such shareholder to cease being a controlling shareholder of the VISEN pursuant to applicable listing rules. As of December 31, 2025 and 2024, the Company’s ownership in VISEN was 39.2% and 43.9%, respectively. As of December 31, 2025, VISEN’s share price at the Hong Kong Stock Exchange was HK$32.80, reflecting the market value of the Company’s equity position of €147.5 million.

In January 2026, VISEN announced its biologics license application (“BLA”) for lonapegsomatropin (TransCon hGH) was approved by the National Medical Products Administration (“NMPA”) of China for the treatment of pediatric patients who have growth failure due to inadequate secretion of growth hormone in China.

In September 2025, VISEN announced that palopegteriparatide (TransCon PTH) was approved by the Hainan Medical Products Administration for clinical use in the Boao Lecheng Pilot Zone for the treatment of adults with chronic hypoparathyroidism.

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

In November 2022, VISEN announced data from its pivotal Phase 3 study of TransCon hGH in children with GHD in China. VISEN reported that patients dosed with TransCon hGH demonstrated an AHV of 10.66 cm/year compared to 9.75 cm/year for the daily hGH at 52 weeks (treatment difference at 0.91 cm/year with a 95 percent confidence interval: 0.37 – 1.45 cm/year, p=0.0010), reaching its primary objective, demonstrating that TransCon hGH is non-inferior to the daily hGH.

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

We entered into a clinical supply agreement with VISEN in 2018 to provide product supply for use in conducting clinical trials in Greater China. Additionally, during 2023, we entered into a commercial supply agreement governing commercial supply of licensed product (TransCon hGH) to VISEN on the terms and conditions set forth in the Rights Agreements. Further, in June 2025, we entered into a Commercial Supply Framework Agreement with VISEN regarding the supply of additional batches of licensed product (TransCon hGH) to VISEN.

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

Eyconis, Inc

In January 2024, we announced the formation and launch with Frazier Life Sciences of Eyconis, a separate company created to develop, manufacture, and commercialize TransCon ophthalmology assets globally, together with a $150 million commitment from an investor syndicate that included Frazier, RA Capital Management, venBio, and HealthQuest Capital. We have granted Eyconis exclusive rights to develop and commercialize TransCon ophthalmology products globally and received an equity position in the newly formed company. In addition, we are eligible to receive development, regulatory, and sales milestone payments, plus single digit royalties on global net sales of commercialized products, if any. As of December 31, 2025 and 2024, the Company’s ownership in Eyconis was 33.2% and 41.6%, respectively.

Manufacturing

As we do not maintain the capability to manufacture finished drug products, we utilize contract manufacturers to manufacture finished drug product of our proprietary TransCon products and product candidates intended for commercial or clinical use. We source starting materials for our manufacturing activities from one or more suppliers. For the starting materials necessary for our proprietary TransCon product candidate development, we have agreements for the supply of such starting materials with drug manufacturers or suppliers that we believe have sufficient capacity to meet our demands. However, from time to time, we source critical raw materials and services from one or a limited number of suppliers and there is a risk that if such supply or services were interrupted, it would materially harm our business..

We utilize the services of contract manufacturers to manufacture drug substance required for later phases of clinical development and commercialization for us under all applicable laws and regulations and are subject to long term forecasting obligations and certain minimum purchase requirements for all parts of the commercial supply chain.

We have analytical and process development capabilities in our own facility for R&D activities. We generally perform analytical and process development for our proprietary TransCon product candidates internally and manufacture internally our TransCon product candidates necessary to conduct the non-GLP preclinical studies thereof. However, we occasionally outsource the manufacture of research and development-stage TransCon product candidates.

We do not have the facilities or capabilities to manufacture bulk drug substance or filled drug product for commercial use or use in human clinical trials. We rely on third-party manufacturers to produce the bulk drug substances required for commercialization and our clinical trials and expect to continue to rely on third-parties to manufacture and test clinical trial drug supplies for the foreseeable future.

Our contract suppliers manufacture drug substance and finished drug product for our TransCon products and product candidates for commercial and clinical trial use in effort to comply with current good manufacturing practice (“cGMP”), applicable local regulations and similar foreign requirements. cGMP and similar foreign requirements include requirements relating to organization of personnel; buildings and facilities; equipment; control of components and drug product containers and closures; production and process controls; packaging and labeling controls; holding and distribution; laboratory controls; records and reports; and returned or salvaged products. The manufacturing facilities for our products must be in compliance with cGMP requirements and similar foreign requirements, and for device and device components, the Quality Management System Regulation (“QMSR”) requirements, before any product is approved. Our third-party manufacturers may also be subject to periodic inspections of facilities by the FDA, the EU member states competent authorities, and other authorities, including reviews of procedures and operations used in the testing and manufacture of our products to assess our compliance with applicable regulations.

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

Vetter Pharma International GmbH

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

As of December 31, 2025, we own over 465 granted patents and over 625 pending patent applications.

So far, none of our granted patents have been subject to opposition proceedings, appeals or similar actions aiming at revoking or restricting the scope of such granted patents.

We own the following patents relating to our products and our pipeline (in addition to certain patents covering our early-stage product candidates):

For SKYTROFA and the related TransCon technology, we own twenty-one patents in the United States and Europe that will expire between 2026 and 2040. For the SKYTROFA Auto-Injector, we own twenty-six patents in the United States and Europe that will expire between 2036 and 2041.

For YORVIPATH and the related TransCon technology, we own fifteen patents in the United States and Europe that will expire between 2029 and 2042.

For TransCon CNP and the related TransCon technology, we own seventeen patents in the United States and Europe that will expire between 2027 and 2042.

We own 75 patents in the United States that we expect to expire between February 2026 and November 2042 and 33 patents in the European Union that we expect to expire between January 2029 and May 2039. In addition, we own more than 355 patents in jurisdictions outside of the United States and the European Union that expire between January 2029 and November 2042.

The information in the above list is based on our current assessment of patents that we own and is subject to revision, for example, in the event of changes in the law or legal rulings affecting our patents or if we become aware of new information. Significant legal issues remain unresolved as to the extent and scope of available patent protection for biotechnology products and processes in the U.S. and other important markets outside the U.S. We expect that litigation will likely be necessary to determine the term, validity, enforceability, and/or scope of certain of our patents and other proprietary rights. An adverse decision or ruling with respect to one or more of our patents could result in the loss of patent protection for a product and, in turn, the introduction of competitor products or follow-on biologics to the market earlier than anticipated, and could force us to either obtain third-party licenses at a material cost or cease using a technology or commercializing a product.

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

The term of a patent that covers an FDA-approved drug or biologic may also be eligible for patent term extension, which permits patent term restoration as compensation for the patent term lost during the FDA regulatory review process. The Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Act, permits a patent term extension of up to five years beyond the expiration of the patent. The length of the patent term extension is related to the length of time the drug or biologic is under regulatory review. Patent extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval and only one patent applicable to an approved drug may be extended. Similar provisions are available in Europe and other jurisdictions to extend the term of a patent that covers an approved drug. When our products received FDA approval in the past and if additional products receive FDA approval in the future, we have applied for and expect to apply upon future approvals for patent term extensions on patents covering those products. We anticipate that some of our granted patents may be eligible for patent term extensions.

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

Regulation of Combination Products in the United States

Certain products are comprised of components, such as drug components and device components, that would normally be subject to different regulatory frameworks by the FDA and frequently regulated by different centers at the FDA. These products are known as combination products. Under the FDCA, the FDA is charged with assigning a center with primary jurisdiction, or a lead center, for review of a combination product. The determination of which center will be the lead center is based on the “primary mode of action” of the combination product. Thus, if the primary mode of action of a drug-device combination product is attributable to the drug product, the FDA center responsible for premarket review of the drug product would have primary jurisdiction for the combination product. A combination product with a primary mode of action attributable to the drug component generally would be reviewed and approved pursuant to the drug approval processes set forth in the FDCA or PHSA by either the FDA’s Center for Drug Evaluation and Research or the FDA’s Center for Biologics Evaluation and Research, respectively. In reviewing the NDA or BLA for such a product, however, such FDA reviewers would consult with their counterparts in the FDA’s Center for Devices and Radiological Health to ensure that the device component of the combination product met applicable requirements regarding safety, effectiveness, durability and performance. In addition, under FDA regulations, combination products are subject to cGMP requirements applicable to both drugs and devices, including the QMSR applicable to medical devices.

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

If a product that has orphan designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan drug exclusivity, which means that the FDA may not approve any other applications to market the same drug for the same approved indication or use within such disease or condition for seven years from the date of such approval, except in limited circumstances, such as a showing of clinical superiority to the product with orphan exclusivity or if the FDA finds that the holder of the orphan drug exclusivity has not shown that it can assure the availability of sufficient quantities of the orphan drug to meet the needs relating to the approved indication or use of patients with the disease or condition for which the drug was designated. Orphan drug exclusivity does not prevent the FDA from approving a different product for the same indication or use or the same product for a different indication or use.

A designated orphan drug may not receive orphan drug exclusivity if it is approved for a use that is broader than the disease or condition for which it received orphan designation. In addition, exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantities of the product to meet the needs relating to the approved indication or use of patients with the rare disease or condition.

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

The EU pharmaceutical legislation has been undergoing a complete review process, in the context of the Pharmaceutical Strategy for Europe initiative, launched by the European Commission in November 2020. The European Commission’s proposal for revision of several legislative instruments related to medicinal products was published on April 26, 2023. The proposed changes were since discussed and negotiated by the European Parliament and the Council of the EU as part of the EU ordinary legislative process. A provisional agreement has been reached by the European Parliament and Council of the EU on the proposed revisions on December 11, 2025. The proposed revisions (affecting the duration of regulatory data protection and market protection, including for orphan medicinal products, revising the eligibility for expedited pathways, etc.) remain to be formally adopted by the two institutions, which is not anticipated before early 2026. The proposed changes are not expected to enter into application before 2028.

Brexit and the Regulatory Framework in the United Kingdom

Since January 1, 2021, the Medicines and Healthcare products Regulatory Agency (“MHRA”) is the UK’s standalone medicines and medical devices regulator. On January 1, 2025, an arrangement called the “Windsor Framework” came into effect and reintegrated Northern Ireland (which had previously remained subject to EU rules) under the regulatory authority of the MHRA with respect to medicinal products. The Windsor Framework removes EU licensing processes and EU labelling and serialization requirements in relation to Northern Ireland and introduces a UK-wide licensing process for medicines.

The UK regulatory framework in relation to clinical trials is governed by the Medicines for Human Use (Clinical Trials) Regulations 2004, as amended, which is derived from the now-repealed EU Clinical Trials Directive. On April 28, 2025, the UK adopted an amendment to the Medicines for Human Use (Clinical Trials) Regulations 2004 intended to support a more streamlined and flexible regulation of clinical trials, removing unnecessary administrative burdens on trial sponsors, while protecting the interests of trial participants. It also intends to bring the UK regulatory framework for clinical trials, which is still based on the EU Clinical Trials Directive, into closer alignment with the EU CTR. The amendment will become applicable on April 28, 2026 following a one-year transition period.

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

By contrast, in case of drug-delivery products intended to administer a medicinal product where the device and the medicinal product do not form a single integral product (but are, e.g., co-packaged), the medicinal product is regulated in accordance with the rules for medicinal products described above while the device part is regulated as a medical device and will have to comply with all the requirements set forth by the EU Medical Devices Regulation (“EU MDR”).

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

Healthcare Reform

A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Government authorities and other third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medical products. For example, in 2010, the ACA was enacted, which, among other things, (i) increased the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program, (ii) addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected, (iii) extended rebate liability under the Medicaid Drug Rebate Program to utilization of prescriptions of individuals enrolled in Medicaid managed care plans, and (iv) subjected drug manufacturers to new annual fees based on pharmaceutical companies’ share of sales to federal healthcare programs.

Since its enactment, there have been judicial, executive and Congressional challenges to certain aspects of the ACA. For example, on June 17, 2021 the U.S. Supreme Court dismissed a challenge on procedural grounds that argued the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress. Thus, the ACA will remain in effect in its current form.

In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted. These changes include the Budget Control Act of 2011, which resulted in reductions in Medicare payments to providers, which went into effect on April 1, 2013 and will stay in effect through 2032, unless additional Congressional action is taken. On January 2, 2013, the American Taxpayer Relief Act was signed into law, which, among other things, reduced certain Medicare payments to several types of providers, including hospitals. The legislation also increased the statute of limitations period for the government to recover overpayments to providers from three to five years. In addition, the American Rescue Plan Act of 2021 was signed into law, which eliminated the statutory Medicaid drug rebate cap, beginning January 1, 2024. The rebate was previously capped at 100% of a drug’s average manufacturer price.

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

Significantly, the Inflation Reduction Act (“IRA”) was signed into law in 2022. The IRA marks the most significant action by Congress with respect to the pharmaceutical industry since adoption of the ACA in 2010. Among other things, the IRA requires manufacturers of certain drugs to engage in price negotiations with Medicare, with prices that can be negotiated subject to a cap; imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation (first due in 2023); redesigns the Medicare Part D benefit (beginning in 2024); and replaces the Part D coverage gap discount program with a new manufacturer discount program (beginning in 2025). The Centers for Medicare & Medicaid Services has published the negotiated prices for the initial ten drugs, which went into effect in January 2026, and the subsequent 15 drugs, which will first be effective in 2027. The IRA permits the Secretary of the Department of Health and Human Services (HHS) to implement many of these provisions through guidance, as opposed to regulation, for the initial years. HHS has and will continue to issue and update guidance as these programs are implemented, although the Medicare drug price negotiation program is currently subject to legal challenges. The impact of the IRA on us and the pharmaceutical industry cannot yet be fully determined but is likely to be significant.

The One Big Beautiful Bill Act, which was enacted in July 2025, imposes significant reductions in the funding of the Medicaid program. Such reductions are expected to decrease the number of persons enrolled in Medicaid and reduce the services covered by Medicaid, which could adversely affect our sales of SKYTROFA®, YORVIPATH® or any product candidate that we commercialize.

The Trump administration is pursuing a two-fold strategy to reduce drug costs in the U.S. While it is unclear whether and how these proposals will be implemented, the Trump policies are likely to have a negative impact on the pharmaceutical industry and on our ability to receive adequate revenues for SKYTROFA®, YORVIPATH®, and any other product candidates that we commercialize. On the one hand, President Trump has threatened to impose significant tariffs on pharmaceutical manufacturers that do not adopt pricing policies such as most favored nation pricing, which would tie the price for drugs in the U.S. to the lowest price in a group of other countries. In response, multiple manufacturers have reportedly entered into confidential pricing agreements with the federal government. On the other hand, the current administration is pursuing traditional regulatory pathways to impose drug pricing policies and published two proposed regulations in December 2025, referred to as Globe and Guard. If finalized, these regulations would implement mandatory payment models under which manufacturers of eligible drugs would be required to pay rebates to the federal government on a portion of the units of their drugs that are reimbursed by Medicare, with the rebate amount based on most favored nation pricing. Imposing a rebate in the U.S. that is based on drug prices outside the U.S. would mark a drastic and unprecedented shift in the U.S. pharmaceutical market, and while the impact of the Globe and Guard proposed regulations, if finalized, cannot yet be determined, it is likely to be significant. Even regulatory proposals or executive actions that are ultimately deemed unlawful could negatively impact the U.S. pharmaceutical sector and our business. In addition, pharmaceutical pricing and marketing has long been the subject of considerable discussion in Congress and among policymakers, and it is possible that Congress could enact additional laws that negatively affect the pharmaceutical industry.

At the state level, state governments have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or reimbursement constraints, discounts, restrictions on certain product access, marketing cost disclosure, drug price reporting and other transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. Some states have enacted legislation creating so-called prescription drug affordability boards with the goal of imposing price limits on certain drugs in these states, and at least one state board is imposing an upper payment limit. States are also seeking to implement general, across the board price caps for pharmaceuticals, or are seeking to regulate drug distribution. Legally mandated price controls on payment amounts by third-party payors or other restrictions could harm our business, financial condition, results of operations and prospects. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. These measures could reduce the ultimate demand for any of our current and future product candidates, if approved, or put pressure on our product pricing, which could negatively affect our business, financial condition, results of operations and prospects.

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

In 2011, Directive 2011/24/EU was adopted at the EU level. This Directive establishes a voluntary network of national authorities or bodies responsible for HTA in the individual EU member states. The network facilitates and supports the exchange of scientific information concerning HTAs. Further to this, on December 13, 2021, Regulation No 2021/2282 on HTA, amending Directive 2011/24/EU, was adopted. The Regulation intends to boost cooperation among EU member states in assessing health technologies, including new medicinal products, and provide the basis for cooperation at the EU level for joint clinical assessments in these areas. It will permit EU member states to use common HTA tools, methodologies, and procedures across the EU, working together in four main areas, including joint clinical assessment of the innovative health technologies with the highest potential impact for patients, joint scientific consultations whereby developers can seek advice from HTA authorities, identification of emerging health technologies to identify promising technologies early, and continuing voluntary cooperation in other areas. Individual EU member states will continue to be responsible for assessing non-clinical (e.g., economic, social, ethical) aspects of health technology, and making decisions on pricing and reimbursement. While the Regulation entered into force in January 2022, it entered into application on January 12, 2025, with preparatory and implementation-related steps taking place in the interim. The Regulation has a phased implementation depending on the concerned products. As a first step, these new rules started applying to MAAs for new oncology and advanced therapy medicinal products as of January 12, 2025. The rules will be extended to orphan medicinal products in January 2028 and will as of 2030 cover all new medicinal products.

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

C.
Organizational Structure

Certain of our operations are conducted through our wholly-owned subsidiaries. These subsidiaries are set forth in Exhibit 8.1 to this annual report.

D.
Property, Plants and Equipment

Our material tangible fixed assets relate to leased facilities, which are recognized and measured as right-of-use assets in the consolidated financial statements. We do not own any of our facilities.

Our corporate headquarters is located in Hellerup, Denmark. In addition, we have offices and research and development facilities in Germany and the United States. Further, we are expanding our commercial infrastructure in the U.S. and Europe, where we have sales and representative offices in Germany, France, Spain, Italy, Switzerland, Portugal and the United Kingdom. Since we do not own facilities for manufacturing of our products and product candidates, we engage with Contract Manufacturing Organizations (“CMOs”) to manufacture commercial and clinical trial supply.

The following table specifies our current material leased facilities and their related activities.

Location	Size (in square meters)	Primary usage	Enforceable lease period	Option to extend the lease beyond enforceable lease period
Denmark
Tuborg Boulevard, Hellerup	17,262	Corporate headquarters, Administration and R&D	July, 2029 - May, 2038	No
Germany
Grüne Meile, Heidelberg	11,762	Administration, R&D and laboratory facilities	October, 2040	Option to extend for additional five years
United States
Palo Alto, California[1]	6,765	Administration	October, 2033	Option to extend for up to two periods of five years each
Redwood City, California[2]	3,681	R&D and laboratory facilities	April, 2030	Option to extend for additional five years
West Windsor Township, New Jersey	2,048	Selling and administration	February, 2031	Option to extend for additional five years
(1)
50% of our lease in Palo Alto, California is subleased, with commencement date of January 1, 2026.
(2)
Our lease in Redwood City, California is subleased to Eyconis. See “Item 7 B. Major Shareholders and Related Party Transactions—Related Party Transactions” for more information about Eyconis.

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

A.
Operating Results

Refer to Part I, Item 5 in our Annual Report on Form 20-F for the financial year ended December 31, 2024 (filed with the SEC on February 12, 2025) for additional discussion of our financial condition and results of operations for the year ended December 31, 2023, as well as our financial condition and results of operations for the year ended December 31, 2024, compared to the year ended December 31, 2023.

Overview

For a description of business highlights in 2025, please refer to “Item 4B. Information on the Company—Business Overview.”

Financial Operations Overview

Income and Expenses

Revenue from sale of commercial products and clinical trial supply is recognized when the customer has obtained control of the goods and it is probable that we will collect the consideration to which we are entitled for transferring the goods. Control is transferred upon delivery. Cost of sales are recognized when the sales take place. Rendering of services is recognized as revenue over the service period as stipulated under the applicable agreement. License agreements which transfer rights to our intellectual property (“IP”) with significant stand-alone value are classified as “right-to-use,” with revenue recognized at the point in time when the customer can use and benefit from the IP.

Our operating expenses relate to research and development activities and to selling, general, and administration activities. Research and development expenses (“R&D expenses”) consist primarily of product development and pre-commercial manufacturing costs, preclinical and clinical study costs and costs for process optimizations and improvements performed by Clinical Research Organizations (“CROs”) and Contract Manufacturing Organizations (“CMOs”), salaries and other personnel costs including pension and share-based payment, the cost of facilities, professional fees, cost of obtaining and maintaining our IP portfolio, and depreciation of non-current assets used in research and development activities. Selling, general, and administrative expenses (“SG&A expenses”) comprise salaries and other personnel costs including pension and share-based payment, office supplies, cost of facilities, professional fees, and depreciation and amortization of non-current assets related to selling, general, and administrative activities, and pre-commercial and commercial activities.

A material portion of our operating expenses are denominated in other currencies than the Euro, which expose our operating expenses to volatility. We do not currently enter into derivative financial instruments to manage our exposure to foreign exchange risks.

Operating Assets and Liabilities

Our operating assets and liabilities primarily relate to property, plant and equipment, inventories, receivables, prepayments and accruals for development costs, lease liabilities, trade payables, other liabilities, and contract liabilities. Property, plant and equipment primarily relate to leased facilities which are recognized and measured as right-of-use assets. Our receivables and liabilities are exposed to development in foreign currencies, primarily with respect to the U.S. Dollar. Please refer to the “Foreign Currency Risk” section under “Item 11 Quantitative and Qualitative Disclosures about Market Risk” and to Note 18, “Financial Risk Management,” for an analysis of our foreign currency exposure.

We have built up inventories to support the commercialization of YORVIPATH® and SKYTROFA®. In addition to commercial inventories, manufacturing of pre-launch inventories is initiated for late-stage product candidates and is recognized as inventories. However, since pre-launch inventories are not realizable prior to obtaining marketing approvals, pre-launch inventories are immediately written down to zero through research and development expenses.

Capital Structure

Our capital structure consists of equity and external borrowings obtained through issuance of convertible senior notes (“convertible notes”) and royalty funding liabilities. We are not subject to any contractually imposed capital requirements or financial covenants. For further details, please refer to “Item 5 B. Operating and Financial Review and Prospects—Liquidity and Capital Resources” and Note 17, “Financial Assets and Liabilities” for further information about our convertible notes and royalty funding agreements.

Results of Operations

Comparison of the Years Ended December 31, 2025 and 2024

Financial Highlights

(EUR’000)	2025	2024	Change
Revenue	720,132	363,641	356,491
Gross profit	625,217	319,383	305,834
Operating expenses (1)	(761,488)	(598,146)	(163,342)
Operating profit/(loss)	(136,271)	(278,763)	142,492
Net profit/(loss) for the year	(228,034)	(378,084)	150,050
Cash flows from/(used in) operating activities	53,897	(306,197)	360,094
(1)
Operating expenses comprise research and development expenses and selling, general and administrative expenses.

Compared to the year ended December 31, 2024, revenue for the year ended December 31, 2025, primarily benefited from the continued growth of YORVIPATH global sales. Operating loss was €136.3 million, representing an improvement of €142.5 million compared to December 31, 2024, which, in addition to an increase in revenue, was impacted by higher operating expenses related to commercial expansion. We had a net loss of €228.0 million for the year ended December 31, 2025, which, in addition to operating loss, was driven primarily by non-cash financial items. In addition, net loss was positively impacted by share of profit/(loss) of associates, which includes a non-cash gain of €35.7 million related to the Initial Public Offering of VISEN in March 2025.

Cash flows from operating activities were positive for the year ended December 31, 2025 representing an improvement of €360.1 million, compared to last year, attributable to improved operating performance. Refer to section “Liquidity and Capital Resources” for further information.

Foreign currency translation reduced reported revenue for the year ended December 31, 2025 by €38.9 million compared to last year’s exchange rate. Similarly, operating expenses decreased due to currency translation by €14.6 million compared to last year.

Our total equity presented a deficit of €162.8 million as of December 31, 2025, compared to a deficit of €105.7 million as of December 31, 2024.

Further details about our results of operations are described in the following sections.

Revenue

The following table summarizes our revenue for the years ended December 31, 2025 and 2024:

(EUR’000)	2025	2024	Change
Commercial products	683,572	225,728	457,844
Services and clinical supply	18,008	15,570	2,438
Licenses	5,630	122,343	(116,713)
Milestones	12,922	—	12,922
Total revenue	720,132	363,641	356,491

Revenue for the year ended December 31, 2025 was €720.1 million, representing an increase of €356.5 million compared to last year. This increase was primarily attributable to the continued growth of YORVIPATH global sales, partly offset by the recognition of a $100 million upfront payment in 2024 related to our exclusive license agreement with Novo Nordisk.

Revenue from sale of commercial products was as follows:

(EUR’000)	2025	2024	Change
Revenue from commercial products
YORVIPATH®	477,412	28,727	448,685
SKYTROFA®	206,160	197,001	9,159
Total revenue from commercial products	683,572	225,728	457,844

Cost of Sales

Cost of sales for the year ended December 31, 2025 was €94.9 million, representing an increase of €50.7 million compared to last year. This increase was primarily attributable to increased sales of commercial products and costs under our Strategic Collaborations.

Research and Development Expenses

The following table specifies external project costs on the development pipeline and other R&D expenses.

(EUR’000)	2025	2024	Change
External project costs
Hypoparathyroidism	11,979	6,777	5,202
Growth Disorders	84,367	102,385	(18,018)
Oncology	33,791	41,166	(7,375)
Other project costs	2,112	1,656	456
Total external project costs	132,249	151,984	(19,735)
Other research and development expenses
Employee costs	145,673	131,867	13,806
Other external costs	14,378	15,698	(1,320)
Depreciation, amortization and impairment	11,321	7,455	3,866
Total other research and development expenses	171,372	155,020	16,352
Total research and development expenses	303,621	307,004	(3,383)

R&D expenses for the year ended December 31, 2025 were €303.6 million representing a decrease of €3.4 million compared to last year. This decrease was primarily due to completion of certain clinical trials and development activities within our Endocrinology Rare Disease pipeline, partly offset by reversal (income) of prior period write-downs related to pre-launch inventories for Hypoparathyroidism in 2024 of €12.6 million due to the launch of YORVIPATH, and by higher employee costs to support future growth.

Selling, General, and Administrative Expenses

The following table specifies SG&A expenses:

(EUR’000)	2025	2024	Change
Selling, general, and administrative expenses
Employee costs	210,418	144,181	66,237
External costs	237,626	139,899	97,727
Depreciation, amortization and impairment	9,823	7,062	2,761
Total selling, general, and administrative expenses	457,867	291,142	166,725

SG&A expenses for the year ended December 31, 2025 were €457.9 million representing an increase of €166.7 million compared to last year. This increase was primarily due to the continued impact from global commercial expansion, including global launch activities for YORVIPATH.

Finance Income and Finance Expenses

The following table specifies the result of finance income and expenses, further disaggregated into cash and non-cash items:

(EUR’000)	2025	2024	Change
Net finance income/(expenses)
Finance income	113,999	25,609	88,390
Finance expenses	(206,687)	(100,027)	(106,660)
Total net finance income/(expenses)	(92,688)	(74,418)	(18,270)
Specified in cash and non-cash items
Cash items
Finance income received	15,302	14,374	928
Finance expenses paid	(22,935)	(15,205)	(7,730)
Non-cash items
Remeasurement gain/(loss) of financial liabilities	(105,571)	3,874	(109,445)
Currency gain/(loss)	78,229	(27,149)	105,378
Amortization charges, accruals, and other items	(57,713)	(50,312)	(7,401)
Total net finance income/(expenses)	(92,688)	(74,418)	(18,270)
Interest expenses measured under the effective interest method, related to:
Convertible senior notes	(36,675)	(36,116)	(559)
Royalty funding liabilities	(39,572)	(26,000)	(13,572)
Lease liabilities	(4,186)	(3,303)	(883)

The development in non-cash items was driven primarily by remeasurement loss from financial liabilities, partly offset by translation net-gain of U.S. dollar denominated monetary positions into Euro, primarily cash and cash equivalents, convertible notes and royalty funding liabilities. The development was further driven by amortization charges, accruals, and other items, primarily due to our royalty funding liabilities which we entered into in September 2023 and September 2024.

B.
Liquidity and Capital Resources

Our liquidity and capital resources comprise cash and cash equivalents. As of December 31, 2025, these amounted to €616.0 million.

Our expenditures primarily relate to research and development activities and selling, general, and administrative activities to support our business, including our continued development of products and product candidates within Endocrinology Rare Disease and Oncology portfolios, the commercialization of YORVIPATH and SKYTROFA, and expenses made in anticipation of potential future product launches. We manage our liquidity risk by maintaining adequate cash reserves. The risk of shortage of funds is monitored, through the financial forecasting process, to ensure sufficient funds are available to settle liabilities as they fall due.

As of December 31, 2025, the equity in the consolidated statements of financial position presented a deficit of €162.8 million. Under Danish corporate law, as Ascendis Pharma A/S, the parent company of the Company, holds a positive balance of equity, the Company is currently not subject to legal or regulatory requirements to re-establish the balance of equity. There is no direct impact from the negative balance of equity to the liquidity and capital resources.

Historically, we have funded our operations primarily through the issuance of preference shares, ordinary shares (including public offerings and exercise of warrants), convertible debt securities, payments to us made under collaboration agreements, and our royalty funding agreements. Including our initial public offering, since February 2015, we have completed public offerings of American Depositary Shares (“ADSs”), latest in September 2024, with total net proceeds of $2,580.2 million (or €2,259.0 million at the time of the offerings). Refer to Note 17, “Financial Assets and Liabilities” for further information about our convertible notes and royalty funding agreements.

Cash requirements

We maintain cash-forecasts to ensure sufficient cash reserves are available to settle liabilities as they come due.

As of December 31, 2025, our cash requirements primarily relate to the following:

•
Semi-annual interest payments and potential repayment (April 1, 2028) of principal amount of convertible notes;
•
Payments to Royalty Pharma under our royalty funding agreements of 3% on net revenue from sales of YORVIPATH in the U.S., and 9.15% on net revenue from sales of SKYTROFA in the U.S., subject to caps as described in Note 17, “Financial Assets and Liabilities;”
•
Lease obligations related to our office, research and development facilities;
•
Purchase obligations under our commercial supply agreements and related activities;
•
Research and development activities related to clinical trials for our product candidates in clinical development;
•
Operating an integrated organization to support the ongoing commercialization of YORVIPATH and SKYTROFA in the U.S. and Europe; and
•
Purchase of the Company’s own ADSs in connection with settlements of equity incentive plans.

Our cash requirements are determined in Euro applying foreign exchange rates at December 31, 2025. Accordingly, actual cash payments are exposed to development in foreign currencies, primarily with respect to the U.S. Dollar. For a description of our exposure to market risks, credit risk and liquidity risk, refer to Note 18, “Financial Risk Management.”

Our borrowings comprise convertible notes, royalty funding liabilities and lease liabilities. As of December 31, 2025, short-term (payable within twelve months after the reporting date) and long-term (payable beyond twelve months after the reporting date) expected cash requirements (on an undiscounted basis) for convertible notes and royalty funding liabilities were €51.1 million and €952.8 million, respectively. Expected maturity for royalty funding liabilities is based on anticipated amount and timing of future revenue from sale of commercial products. Further details regarding the payment structure of the royalty funding agreements and convertible notes are provided in Note 17, “Financial Assets and Liabilities.”

As of December 31, 2025, the length of non-cancellable leases is up to 15 years. Our cash requirements for lease obligations (on an undiscounted basis) are €20.4 million and €176.2 million, for short-term and long-term, respectively. In addition, our lease obligations establish ancillary contractual commitments in relation to utilities, maintenance, levies, and other services. Further, we have commitments related to short-term leases and leases of low value assets, IT and facility related services. Costs relating to those commitments are expensed as incurred.

We have also entered into long-term commercial supply agreements, primarily related to commercial manufacturing of YORVIPATH and SKYTROFA. Commercial supply agreements may include purchase obligations, usually determined on binding and non-binding supply forecasts, that are subject to continuous negotiation and adjustments according to individual contractual terms and conditions. As of December 31, 2025, our short-term and long-term cash requirements were €46.3 million and €120.3 million, respectively, excluding non-binding commitments for purchase of raw materials and intermediates used in the manufacturing process.

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

Based on our current operating plan, we currently estimate that our existing cash and cash equivalents will be sufficient to fund our operations for at least twelve months from the date of this annual report. However, our operating plan and actual cash requirements may change as a result of many factors. For example our future funding requirements will depend on many factors, including, but not limited to those described in “Item 3.D – Key Information—Risk Factors—Risks Related to Our Limited Operating History, Financial Condition and Capital Requirements” in this annual report.

Additional funds may not be available if we need them or on terms that are acceptable to us, or at all. If adequate funds are not available to us on a timely basis, we may be required to delay, limit, scale back or cease our research and development and commercialization activities.

The following table summarizes our cash flows for the years ended December 31, 2025 and 2024:

	Year Ended December 31,
(EUR’000)	2025	2024	Change
Cash flows from / (used in)
Operating activities	53,897	(306,197)	360,094
Investing activities	(8,485)	6,876	(15,361)
Financing activities	36,328	443,929	(407,601)
Increase/(decrease) in cash and cash equivalents	81,740	144,608	(62,868)

Cash flows from/(used in) Operating Activities

Cash flows from operating activities for the year ended December 31, 2025 were €53.9 million, representing an improvement of €360.1 million compared to last year, of which €182.0 million related to improved operating performance, primarily driven by commercial revenue growth, and €178.1 million related to working capital improvements, which include settlement of the upfront payment from our exclusive license agreement with Novo Nordisk of $100 million plus related indirect taxes.

Cash flows from/(used in) Investing Activities

Cash flows used in investing activities for the year ended December 31, 2025 were €8.5 million, representing an increase of €15.4 million compared to last year. This increase was primarily attributable to €7.3 million settlements of marketable securities in 2024 and from leasehold improvements in 2025.

Cash Flows from/(used in) Financing Activities

Cash flows from financing activities for the year ended December 31, 2025, were €36.3 million, representing a decrease of €407.6 million compared to the last year. This decrease was primarily due to:

•
The follow-on public offering of ADSs with net proceeds of €290.6 million and the $150.0 million capped synthetic royalty funding agreement with Royalty Pharma, with net proceeds of €134.2 million, both completed in September 2024;
•
Acquisition of treasury shares of €17.4 million in 2025; and
•
Payment of withholding taxes under stock incentive programs of €11.4 million in 2025, partly offset by increased warrant exercise activity of €56.6 million in 2025.

C. Research and Development, Patents and Licenses, etc.

See “Item 4 B. Information on the Company—Business Overview” and “Item 5 A. Operating and Financial Review and Prospects – Operating Results—Financial Operations Overview—Research and Development Expenses.”

D. Trend Information

See “Item 5 A. Operating and Financial Review and Prospects—Operating Results.”

E. Critical Accounting Estimates

The consolidated financial statements are prepared in accordance with the IFRS Accounting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), and as adopted by the European Union (“EU”). A description of critical accounting estimates is provided in Note 3, “Significant Accounting Judgements and Estimates” under the Significant Estimation Uncertainties sub-section in the audited consolidated financial statements as of and for the years ended December 31, 2025, 2024 and 2023, of this annual report.

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

The business address of our board members is our registered office address at Tuborg Boulevard 12, DK-2900 Hellerup, Denmark.

Name of Board Member	Age	Position(s)
Albert Cha, M.D., Ph.D.	53	Chairman and Board Member
Lisa Bright	58	Board Member
William Carl Fairey Jr.	61	Board Member
Lars Holtug, M.Sc.	67	Board Member
Siham Imani	48	Board Member
Jan Møller Mikkelsen	66	President, Chief Executive Officer and Board Member

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

William Carl Fairey Jr. has served as a member of our board of directors since September 2022. Mr. Fairey currently serves as Executive Chairman of Respira Therapeutics, Inc., a clinical-stage company developing inhaled therapeutics for cardiopulmonary diseases, a position he has held since January 2022. Since August 2021, Mr. Fairey has also served as a director of Mirum Pharmaceuticals, a publicly-traded biotechnology company developing therapies for rare liver diseases; since November 2023, he has served on the board of REIN Therapeutics, a public clinical-stage biopharmaceutical company; and since June 2024, he has served on the board of KalVista, a publicly-traded pharmaceutical company developing therapies for hereditary angioedema. Prior to Respira, Mr. Fairey was Executive Vice President and Chief Commercial Officer of MyoKardia, Inc., a publicly-traded clinical-stage biopharmaceutical company, from January 2019 until November 2020 when the company was acquired by Bristol-Myers Squibb. From January 2018 until January 2019, Mr. Fairey served as Executive Vice President and Chief Operating Officer of ChemoCentryx, Inc., a publicly-traded biopharmaceutical company developing therapeutics to treat autoimmune diseases, inflammatory disorders and cancer, primarily focused on orphan and rare diseases. Before ChemoCentryx, between 2001 and 2017, Mr. Fairey served in various positions of increasing responsibility at Actelion Pharmaceuticals, including as President of Actelion’s U.S. division, as well as Vice President, Asia Pacific Region, Managing Director and Vice President, Australia Asia Pacific Region, President of Actelion Canada, and Vice President, US Sales and Managed Markets. Mr. Fairey began his pharmaceutical career as Business Director, Healthcare Management for the Parke-Davis Division of Warner-Lambert between 1988 and 2000. Mr. Fairey received a B.S. in Biology from the University of Oregon and an M.B.A. from Saint Mary’s College of California.

Lars Holtug, M.Sc. has served as a member of our board of directors since November 2018. Mr. Holtug was a partner at PricewaterhouseCoopers Statsautoriseret Revisionspartnerselskab (“PwC”) from 1993 to 2015. Mr. Holtug also currently serves as chairman of Erhvervsinvest Management A/S, a private equity firm, Gaming Investment A/S, a gaming solutions provider, and its seven subsidiaries, and of Caretag A/S, a healthcare technology company. Mr. Holtug also currently serves as a board member of Evaxion Biotech A/S, as well as the Audit Committee Chair and Remuneration Committee member. Previously, he was Chairman of PwC in Denmark from 2005 to 2009. From 2004 to 2015, Mr. Holtug was a member of the Danish Commercial Appeals Board (Erhvervsankenaevnet) and a board member of the Danish Company law association (Dansk Forening for Selskabsret). He was also a member of the Accounting Standards Board of the Federation of State Authorized Accountants in Denmark (Foreningen af Statsautoriseret Revisorer) from 1998 to 2002, and a member of the Auditing Standards Board from 1993 to 1998. Mr. Holtug holds an M.Sc. from Copenhagen Business School and is educated as a state authorized public accountant in Denmark.

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

Name	Age	Position(s)
Jan Møller Mikkelsen	66	President, Chief Executive Officer and Board Member
Jethro Ekuta, D.V.M., Ph.D.	62	Chief Regulatory & Safety Officer
Sherrie Glass, MPA	54	Chief Business Officer
Flemming Steen Jensen	64	Executive Vice President, Product Supply and Quality
Michael Wolff Jensen, L.L.M.	54	Executive Vice President, Chief Legal Officer
Stina Singel, M.D., Ph.D.	52	Executive Vice President, Head of Clinical Development, Oncology
Scott T. Smith	52	Executive Vice President, Chief Financial Officer
Lotte Sønderbjerg	64	Executive Vice President, Chief Administrative Officer
Kennett Sprogøe, Ph.D.	47	Executive Vice President, Head of Innovation and Research
Aimee Shu, M.D.	49	Executive Vice President, Chief Medical Officer
Jay Donovan Wu	40	Executive Vice President, U.S. President
Mads Bodenhoff	57	Senior Vice President, Head of Finance and Principal Accounting Officer

The following is a brief summary of the business experience of our senior management and executive board.

Jan Møller Mikkelsen founded Ascendis Pharma and has served as President and Chief Executive Officer as well as a Board member since December 2007. From 2002 to 2006, Mr. Mikkelsen served as President and Chief Executive Officer of LifeCycle Pharma A/S, now Veloxis Pharmaceuticals A/S, which was a publicly traded biotechnology company. From 2000 to 2002, Mr. Mikkelsen was President of the Pharmaceutical Division of Maxygen, Inc. Prior to that, Mr. Mikkelsen co-founded ProFound Pharma A/S, a biopharmaceutical company that was later acquired by Maxygen, Inc., and at ProFound, he served as Co-Chief Executive Officer from 1999 to 2000. From 1988 to 1999, Mr. Mikkelsen held various positions at Novo Nordisk A/S, a global healthcare company, including Vice President of Protein Discovery. Mr. Mikkelsen currently serves as a member of the advisory board of Inspirion Delivery Technologies, a specialty pharmaceutical company. Mr. Mikkelsen received a Cand. Scient. degree in Biochemistry from the University of Odense, Denmark, and pursued his post-doctoral research at Children’s Hospital in Oakland, CA.

Jethro Ekuta, D.V.M., Ph.D. has served as Chief Regulatory & Safety Officer at Ascendis Pharma since November 2024, where he heads Global Regulatory Affairs & Pharmacovigilance. Prior to joining Ascendis, Dr. Ekuta was Vice President, Head of Regulatory Science Delivery at Alexion, AstraZeneca Rare Disease from 2019 to 2024, where he built Global Labeling, Established Products, and Advertising and Compliance Teams; served as US Regulatory Lead; and led various initiatives related to process improvement, talent development, and integrations and acquisitions. From 2018 to 2019, he served as Senior Vice President, Global Head of Regulatory, Safety and Standards at Horizon Therapeutics. Before Horizon, he held Regulatory and Pharmacovigilance roles of increasing responsibility at companies that included Johnson & Johnson, Genzyme-Sanofi, Bristol-Myers Squibb, Pfizer, and Procter & Gamble Pharmaceuticals. Prior to joining industry, Dr. Ekuta was a Staff Fellow in Clinical Pharmacology at the Center for Drug Evaluation and Research (CDER), US Food and Drug Administration (FDA). He completed his U.S. National Institutes of Health (NIH)-sponsored post-doctoral fellowship training in neuropharmacology and cardiovascular pharmacology at Meharry Medical College, and an FDA-sponsored post-doctoral fellowship in clinical pharmacology at Vanderbilt University Medical Center. Dr. Ekuta holds a Doctor of Veterinary Medicine (D.V.M.) degree from Ahmadu Bello University, a Ph.D. in Pharmacology & Toxicology from the University of Mississippi, and an Executive MBA from Quantic School of Business and Technology. He is certified in Regulatory Affairs (RAC) and is an inaugural Fellow of the Regulatory Affairs Professionals Society (FRAPS). Dr. Ekuta has served as President, RAPS Board of Directors from 2023 to 2024 and currently serves as Chair of the Board.

Sherrie Glass, MPA has served as Chief Business Officer at Ascendis Pharma since September 2024. Prior to joining Ascendis, Ms. Glass was Senior Vice President, Enterprise Strategy, Strategy and Business Development at Bristol Myers Squibb from May 2021 to March 2024.From January 2019 to May 2021, Ms. Glass served as Vice President, Managed Markets Pipeline Access and Strategy at Allergan (acquired by AbbVie in May 2020). From November 2015 to December 2018, Ms. Glass served as Vice President, Strategy and Corporate Initiatives at Allergan. Prior to Allergan, Ms. Glass was a Principal at The Boston Consulting Group from 2011 to 2015. Ms. Glass received her Master of Public Administration from Princeton University and Bachelor of Arts in History and Religious Studies from Brown University.

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

Michael Wolff Jensen, L.L.M. has served as our Executive Vice President, Chief Legal Officer since January 2023 and previously served as our Senior Vice President, Chief Legal Officer from June 2013 until January 2023. Mr. Jensen also served as Chairman of the board of VISEN Pharmaceuticals until June 2025. In addition, Mr. Jensen served as Chairman of our board of directors from January 2008 to May 2021 and as our Acting Chief Financial Officer from May 2008 to June 2013. Prior to Ascendis Pharma, Mr. Jensen served as Executive Vice President & Chief Financial Officer of LifeCycle Pharma, currently known as Veloxis Pharmaceuticals A/S, a publicly traded biotechnology company, from 2003 to 2008. Prior to joining Veloxis, Mr. Jensen served as Senior Vice President & Chief Financial Officer of Genmab A/S from 2000 to 2003. Mr. Jensen received an L.L.M. degree from the University of Copenhagen.

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

Aimee Shu, M.D. has served as Executive Vice President of Endocrine and Rare Disease Medical Sciences and Chief Medical Officer since November 2024 after holding positions of increasing responsibility since joining the Company in July 2017. These include Vice President and Head of Clinical Development, Endocrinology from May 2022 to November 2024, Vice President, Clinical Development, Endocrine Medical Sciences from January 2021 to November 2024, Senior Medical Director, Clinical Development from January 2019 to December 2020 and Medical Director, Clinical Development from July 2017 to December 2018. Dr. Shu has also served as Clinical Associate Professor of Medicine, Division of Endocrinology at Stanford University School of Medicine since November 2016 and has held positions of increasing responsibility at Stanford since November 2012, including Associate Program Director, Endocrinology Training Fellowship Training Program from July 2015 to July 2017 and Clinical Assistant Professor of Medicine, Division of Endocrinology from November 2012 to October 2016. Prior to 2012, Dr. Shu served as Assistant Professor of Medicine, Division of Endocrinology at Baylor College of Medicine from February 2011 to December 2011 and as Assistant Professor of Clinical Medicine at Columbia University College of Physicians & Surgeons from July 2009 to June 2010. Dr. Shu received her A.B. from Princeton University and her M.D. from Harvard Medical School before completing her residency at Brigham and Women’s Hospital and a Fellowship in Endocrinology at Columbia University Medical Center.

Jay Donovan Wu has served as Executive Vice President and U.S. President at Ascendis Pharma since January 2025. Prior to joining Ascendis, Mr. Wu served in various positions of increasing responsibility at Genentech, Inc., a biotechnology company, from July 2012 to January 2025, ending his tenure as Vice President, Head of Rare Diseases Portfolio. Prior to this, Mr. Wu served as a Consultant at Bain & Company. Mr. Wu received a BA in Neuroscience and a BSEc in Finance from the University of Pennsylvania, Wharton School and an MBA from Stanford Graduate School of Business.

Mads Bodenhoff has served as Senior Vice President, Head of Finance and Principal Accounting Officer at Ascendis Pharma since March 2024. Mr. Bodenhoff served as Senior Vice President and Head of Finance of the Company from June 2021 to March 2024. From March 2018 to June 2021, Mr. Bodenhoff served as Chief Financial Officer at NKT Photonics A/S. From September 2014 to February 2018, Mr. Bodenhoff served as Chief Financial Officer at Xellia Pharmaceuticals, a subsidiary of Novo Holdings A/S. From 2007 to 2014, Mr. Bodenhoff served as Vice President Finance and Vice President Corporate Finance at Novozymes A/S, a global biotechnology company. Prior to this, Mr. Bodenhoff had leading financial roles for Novozymes within China and Asia Pacific and Latin and North America. Mr. Bodenhoff currently serves on the board of 4XROBOTS A/S and Optheras A/S. Mr. Bodenhoff received a Bachelor in Economics from Handelshøjskolen in Slagelse and a Master’s Degree in Business Economics and Auditing from Copenhagen Business School. Mr. Bodenhoff further is educated as a state authorized public accountant in Denmark.

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

Compensation to our senior management comprises salaries, participation in annual bonus schemes, pensions (defined contributions plans), and share-based compensation. Compensation to our board of directors comprises fees and salaries for their membership of the board and committee work, as applicable, and share-based compensation. Mr. Mikkelsen did not receive any separate compensation in respect of his service on the board. Share-based compensation is elaborated in further details in Note 8, “Share-based Payment.”

Compensation cost to the board of directors and senior management is summarized below:

	Board of Directors (1)			Executive Board (2)			Non-executive Senior Management
(EUR’000)	2025	2024	2023	2025	2024	2023	2025	2024	2023
Compensation
Wages and salaries	442	482	543	5,466	4,148	4,375	6,466	3,286	4,673
Share-based payment	2,425	2,169	1,276	18,568	18,334	13,243	14,464	10,266	9,529
Pensions (defined contribution plans)	—	—	—	73	57	54	136	98	122
Social security costs	—	—	—	598	118	103	316	52	45
Other employee cost	—	—	—	20	20	20	40	25	40
Total compensation	2,867	2,651	1,819	24,725	22,677	17,795	21,422	13,727	14,409
(1)
The Board of Directors comprised six members for all years presented.
(2)
The Executive Board comprised four members for all years presented.

Wages and salaries for our senior management set forth in the table above includes bonuses of €5.8 million, €3.0 million and €3.9 million for the years ended December 31, 2025, December 31, 2024 and December 31, 2023.

On March 1, 2025, our board of directors granted an aggregate of 15,520 Restricted Stock Units (“RSUs”) to certain non-employee board members of the company and 122,915 RSUs to certain members of senior management. The aggregate grant date fair value of the RSUs granted was €20.8 million. Also on March 1, 2025, our board of directors granted an aggregate of 73,583 Performance Stock Units (“PSUs”) to certain members of senior management. The aggregate grant date fair value of the PSUs was €11.1 million. As of December 31, 2025, a total of 33,491 RSUs and 270,950 RSUs were outstanding for non-employee board members and members of senior management, respectively, and a total of 162,843 PSUs were outstanding for members of senior management.

As of December 31, 2025, a total of 127,886 warrants and 1,575,143 warrants were outstanding for non-employee board members and members of senior management, respectively. On January 14, 2025, our board of directors granted 45,078 warrants to a new non-executive member of senior management with an exercise price per share of $131.57 (€128.42). The aggregate fair value of the warrants granted was €2.8 million.

The total amount set aside or accrued by us to provide pension, retirement or similar benefits for the members of our board of directors and members of senior management for the year ended December 31, 2025 was €0.

Senior Management Agreements

We have entered into employment or service agreements with our senior management, which are subject to termination and/or notice periods. Mr. Mikkelsen’s employment agreement contains a notice period of six months if terminated by Mr. Mikkelsen and twelve months if terminated by Ascendis Pharma. In addition, in case of a change of control (“change in control period”), Ascendis Pharma would for a period of 12 months have to observe an 18 months’ notice period. Should the position and responsibilities be changed during such change of control period (excluding insignificant changes) Mr. Mikkelsen will be entitled to regard his employment as having been terminated by Ascendis Pharma with twelve months’ notice.

The agreements with certain members of senior management contain post-termination non-competition covenants that generally may last for a period of twelve months post-termination and entitle the executives to their base salary, or portion thereof, during the period.

Warrant Incentive Program

For information on our warrant incentive program, see Note 8, “Share-based Payment.”

The table below sets forth information regarding outstanding warrants held by those members of our board of directors and senior management who, assuming the exercise of warrants, beneficially own 1% or more of our total outstanding ordinary shares as of December 31, 2025.

Name	Grant Date	Awards granted and outstanding	Awards granted and outstanding, but unvested as of March 1, 2025	Award Exercise Price(s)	Award Expiration Date
Jan Møller Mikkelsen	December 14, 2016	94,000	—	€19.42	December 14, 2026
	December 12, 2017	200,000	—	€31.60	December 12, 2027
	December 11, 2018	200,000	—	€54.64	December 11, 2028
	December 10, 2019	120,000	—	€97.50	December 10, 2029
	December 10, 2020	101,145	—	€145.50	December 10, 2030
	December 9, 2021	69,466	—	€123.46	December 9, 2031

RSU Program and PSU Program

For information of our RSU and PSU programs, refer to Note 8, “Share-based Payment.”

Insurance and Indemnification

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
•
reviewing periodically and making recommendations to our board of directors with respect to any incentive compensation and equity plans, programs or similar arrangements; and
•
attending to such other matters as are specifically delegated to our remuneration committee by our board of directors from time to time.

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
•
overseeing orientation of new members of our board of directors, continuing education for existing members, and succession planning for our board of directors, leadership roles on our board of directors and its committees, and members of our senior management;
•
overseeing our board of director’s annual review of its own performance and the performance of its committees; and
•
considering, preparing and recommending to our board of directors a set of corporate governance guidelines.

For information on the current term of office and the period during which the members of our board of directors, executive board and our senior management have served in office, see “Item 6 A. Directors, Senior Management and Employees—Directors and Senior Management.”

D.
Employees

The following tables specify number of employees at the end of period, per their main activity function and geographic location for the past three financial years.

	Selling, General, and Administration (1)	Research and Development, and Commercial Manufacturing	Total
December 31, 2025
Europe	338	430	768
North America	322	99	421
Total	660	529	1,189

	Selling, General, and Administration (1)	Research and Development, and Commercial Manufacturing	Total
December 31, 2024
Europe	253	413	666
North America	239	112	351
Total	492	525	1,017

	Selling, General, and Administration (1)	Research and Development	Total
December 31, 2023
Europe	169	385	554
North America	185	140	325
Total	354	525	879
(1)
Selling, general, and administration function includes commercial activities, corporate activities and business development.

In 2025, the number of employees engaged with selling, general, and administration increased, primarily due to commercial activities, and extension of corporate functions to support those activities. Further, in connection with formation of Eyconis, a separate company, certain employees of Ascendis Pharma, engaged with research and development in the U.S., joined the newly formed company in 2024. See “Item 7 B. Major Shareholders and Related Party Transactions—Related Party Transactions” for more information about Eyconis.

Ascendis has no collective bargaining agreements with labor unions. Employees, however, have full freedom to join a union if they choose and in certain European countries, employees are covered under collective bargaining agreement terms. We consider our employee relations to be good.

E.
Share Ownership

See “Item 7 A. Major Shareholders and Related Party Transactions—Major Shareholders.” Our board of directors and employees are eligible to own shares of the company through a warrant incentive program and a RSU and PSU program. For information on the programs, see Note 8, “Share-based Payment.” For information regarding the warrants held by members of our board of directors and senior management who, assuming the exercise of warrants, beneficially own 1% or more of our total outstanding ordinary shares as of December 31, 2025, see “Item 6 B. Compensation.”

F.
Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7 Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information relating to the beneficial ownership of our shares as of December 31, 2025, by:

•
each person, or group of affiliated persons, known by us to beneficially own more than 5% of our outstanding ordinary shares;
•
each of our board members; and
•
each member of our senior management, including members of our executive board.

The number of shares beneficially owned by each entity, person, member of our board of directors or senior management is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power, as well as any shares that the individual has the right to subscribe for within 60 days of December 31, 2025, through the exercise of any warrants or other rights. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares owned by that person.

The percentage of shares beneficially owned is computed on the basis of 61,977,408 ordinary shares outstanding as of December 31, 2025, which includes 597,096 ordinary shares represented by ADSs held by Ascendis Pharma A/S. Ordinary shares that a person has the right to subscribe for within 60 days of December 31, 2025 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights but are not deemed outstanding for purposes of computing the percentage ownership of any other person. Additionally, a person is considered to have the right to subscribe for ordinary shares which are subject to outstanding warrants and vested within 60 days of December 31, 2025, although such warrants may only be exercised in prescribed exercise periods. A person is considered to beneficially own ordinary shares which are subject to (i) RSUs that vest within 60 days of December 31, 2025 and (ii) the PSUs that vest on March 1, 2026; however, a person is not considered to beneficially own ordinary shares subject to any other PSUs because these awards are subject to performance-based vesting criteria which have not been achieved. None of our shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. Unless otherwise indicated below, the address for each beneficial owner listed is c/o Ascendis Pharma A/S, at Tuborg Boulevard 12, DK-2900 Hellerup, Denmark.

Name and Address of Beneficial Owner	Number of Outstanding Shares Beneficially Owned	Number of Warrants Exercisable and RSUs/PSUs to be Settled Within 60 Days	Number of Shares Beneficially Owned	Percentage of Beneficial Ownership
Entities affiliated with RA Capital Management, L.P. (1)	9,710,428	—	9,710,428	15.7%
Westfield Capital Management Company, LP (2)	5,185,696	—	5,185,696	8.4%
Avoro Capital Advisors LLC (3)	4,988,888	—	4,988,888	8.0%
Entities affiliated with FMR LLC (4)	4,646,943	—	4,646,943	7.5%
Entities affiliated with Janus Henderson Group plc (5)	4,323,059	—	4,323,059	7.0%
Entities affiliated with Artisan Partners LP (6)	3,225,885	—	3,225,885	5.2%
Capital International Investors (7)	3,109,225	—	3,109,225	5.0%
Senior Management and Board Members
Jan Møller Mikkelsen (8)	453,403	871,471	1,324,874	2.1%
Jethro Ekuta, D.V.M., Ph.D.	—	8,633	8,633	*
Sherrie Glass, MPA	—	9,394	9,394	*
Flemming Steen Jensen	11,388	102,608	113,996	*
Michael Wolff Jensen, L.L.M.	—	112,608	112,608	*
Stina Singel, M.D., Ph.D.	—	90,008	90,008	*
Scott T. Smith	4,017	182,608	186,625	*
Lotte Sønderbjerg	11,388	147,608	158,996	*
Kennett Sprogøe, Ph.D.	12,498	132,921	145,419	*
Aimee Shu, M.D.	1,917	19,287	21,204	*
Jay Donovan Wu	—	13,874	13,874	*
Mads Bodenhoff	—	43,061	43,061	*
Albert Cha, M.D., Ph.D.	2,158	21,090	23,248	*
Lisa Bright	—	43,653	43,653	*
William Carl Fairey Jr.	897	10,597	11,494	*
Lars Holtug, M.Sc.	2,664	55,548	58,212	*
Siham Imani	1,097	10,597	11,694	*

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
(2)
Consists of 5,185,696 ADSs owned of record by clients of Westfield Capital Management Company, L.P. (“Westfield”) in its capacity as investment advisor, as reported by Amendment No. 4 to Schedule 13G filed on February 11, 2026, by Westfield. Westfield’s clients have the right to receive, or the power to direct the receipt of, dividends or proceeds from the sale of the shares. The address of Westfield is 1 Financial Center, 24th Floor, Boston, MA 02111.
(3)
Consists of 4,988,888 ADSs held by Avoro Capital Advisors LLC (“Avoro”) as reported on Amendment No. 2 Schedule 13G filed on November 14, 2024, by Avoro and Behzad Aghazadeh (“Dr. Aghazadeh”). Dr. Aghazadeh is the portfolio manager and controlling person of Avoro. The address of Avoro is 110 Greene Street, Suite 800, New York, NY 10012
(4)
Consists of an aggregate of 4,646,943 ADSs beneficially owned, or that may be deemed to be beneficially owned, by FMR LLC, certain of its affiliates and other companies as reported on Amendment No. 11 to Schedule 13G filed on May 12, 2025, by FMR LLC. Abigail P. Johnson is a Director, the Chairman and the Chief Executive Officer of FMR LLC. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. FMR LLC has its principal business office at 245 Summer Street, Boston, MA 02210.
(5)
Consists of an aggregate of 4,323,059 ADSs beneficially owned, or that may be deemed to be beneficially owned, by Janus Henderson Group plc (“Janus Henderson”) as reported on Amendment No. 8 to Schedule 13G filed on November 14, 2025. The address of Janus Henderson is 201 Bishopsgate, EC2M 3AE, United Kingdom.
(6)
Consists of an aggregate of 3,225,885 ADSs beneficially owned, or that may be deemed to be beneficially owned, by Artisan Partners Limited Partnership (“APLP”), Artisan Investments GP LLC (“Artisan Investments”), Artisan Partners Holdings LP (“Artisan Holdings”) and Artisan Partners Asset Management Inc. (“APAM”) as reported by Amendment No. 6 to Schedule 13G filed on February 3, 2026. Artisan Holdings is the sole limited partner of APLP and the sole member of Artisan Investments; Artisan Investments is the general partner of APLP; APAM is the general partner of Artisan Holdings. APLP, Artisan Investments, Artisan Holdings and APAM have shared voting power over 2,883,433 shares and shared dispositive power over 3,225,885 shares. The address of APLP, Artisan Investments, Artisan Holdings, and APAM is 875 East Wisconsin Avenue, Suite 800, Milwaukee, WI 53202.
(7)
Consists of an aggregate of 3,109,225 ADSs beneficially owned, or that may be deemed to be beneficially owned, by Capital International Investors (“Capital”) as reported on Schedule 13G filed on August 13, 2025. The address of Capital is 333 South Hope Street, 55th Fl, Los Angeles, CA 90071.
(8)
Consists of (i) 871,471 ordinary shares that may be subscribed pursuant to the exercise of warrants or that may vest pursuant to RSUs and PSUs within 60 days of December 31, 2025 by Mr. Mikkelsen and (ii) 453,403 ordinary shares and ADSs beneficially owned by Mr. Mikkelsen, of which 68,470 ordinary shares and ADSs are owned through an entity controlled by Mr. Mikkelsen and 183,187 ordinary shares and ADSs have been pledged as security to lending financial institutions.

Significant Changes in Ownership

To our knowledge, other than as disclosed in the table above, our other filings with the SEC and this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder during the past three years.

Record Holders

As of December 31, 2025, assuming that all of our ordinary shares represented by ADSs are held by residents of the United States, 99.9% of our outstanding ordinary shares were held in the United States by two holders of record and 0.1% of our outstanding ordinary shares were held outside of the United States.

B. Related Party Transactions

The following is a description of related party transactions we have entered into since January 1, 2025 with any of our board members, our senior management, the owners of more than five percent of our share capital, and any other related parties.

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

VISEN Pharmaceuticals

Research and development services to VISEN Pharmaceuticals (“VISEN”) under our Rights Agreements are reimbursed by VISEN. Further, under our Rights Agreements, clinical supply agreements, purchase agreement and commercial supply agreement, we have provided and agreed to provide product supply to VISEN for use in Greater China.

For quantitative details regarding transactions and outstanding balances with associates, including VISEN, please refer to Note 13, “Investments in Associates.”

Eyconis

On January 29, 2024, we announced the formation and launch with Frazier Life Sciences of Eyconis, a separate company created to develop, manufacture, and commercialize TransCon ophthalmology assets globally, together with a $150 million commitment from an investor syndicate that includes Frazier, RA Capital Management, venBio, and HealthQuest Capital. Albert Cha, M.D., Ph.D. the chairman of our board of directors, is a Managing Partner with Frazier Life Sciences and serves on an investment committee exercising control over Frazier Life Sciences Public Fund, L.P.; however, Frazier’s investment in Eyconis was made by Frazier Life Sciences XI, L.P., whose investment committee does not include Dr. Cha. The audit committee of our board of directors reviewed the facts and circumstances of Dr. Cha’s relationship with Frazier Life Sciences and has determined that Dr. Cha does not have a direct or indirect material interest in our transactions with Eyconis.

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

In connection with the formation of Eyconis in 2024, we have provided various administrative and support services under our Transitional Services Agreement. Further, under our Inventory Transfer Agreement and Material Transfer Agreement, we have, in 2024, sold laboratory and office inventory, materials and assigned certain contract manufacturers contracts to Eyconis. In addition, under our Sublease Agreement, we have subleased R&D and laboratory facilities to Eyconis, initially until December 2025, and, which in 2025, was subsequently extended until April 2030.

For quantitative details regarding transactions and outstanding balances with associates, please refer to Note 13, “Investments in Associates.”

C. Interests of Experts and Counsel

Not applicable.

Item 8 Financial Information

A.
Consolidated Statements and Other Financial Information

See the financial statements beginning on page F-1.

Legal Proceedings

From time to time, we may be involved in various claims and legal proceedings relating to claims arising out of our operations. For an example, BioMarin has initiated certain legal proceedings aimed at delaying or preventing patient access to TransCon CNP. For further details, please refer to “Item 4B. Information on the Company – Business Overview – TransCon Technologies– Achondroplasia.”

Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Dividends

We do not at present plan to pay cash dividends on our ordinary shares. Under Danish law, the distribution of ordinary and extraordinary dividends requires the approval of a company’s shareholders at a company’s general meeting. Under the Danish Companies Act the general meeting may authorize the board of directors to resolve to distribute extraordinary dividends after presentation of a company’s first financial statements. The authorization may be subject to financial and time restrictions. The shareholders may not distribute dividends in excess of the recommendation from the board of directors and may only pay out dividends from our distributable reserves, which are defined as results from operations carried forward and reserves that are not bound by law after deduction of loss carried forward. The decision to pay out extraordinary dividends shall be accompanied by a balance sheet. The board of directors determines whether it will be sufficient to use the balance sheet from the annual report or if an interim balance sheet for the period from the annual report period until the extraordinary dividend payment shall be prepared. If a resolution to distribute extraordinary dividends is passed more than six months after the balance sheet date as set out in the company’s latest approved annual report an interim balance sheet showing that sufficient funds are available for distribution must always be prepared.

B.
Significant Changes

See Note 23, “Subsequent Events” to the audited consolidated financial statements included elsewhere in this annual report.

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

C.
Markets

The ADS have been listed on The Nasdaq Global Select Market under the symbol “ASND” since January 28, 2015.

D.
Selling Shareholders

Not applicable.

E.
Dilution

Not applicable.

F.
Expenses of the Issue

Not applicable.

Item 10 Additional Information

A.
Share Capital

Not applicable.

B.
Memorandum and Articles of Association

The information required by this section, including a summary of certain key provisions of our articles of association, is set forth in Exhibit 2.3 (Description of Share Capital) filed as an exhibit to this Annual Report on Form 20‑F and is incorporated herein by reference.

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

If a foreign investor fails to comply with the Danish FDI Rules, the Danish Business Authority may impose restrictions, including ordering the reversal of the investment or the suspension of the foreign investor’s voting rights.

International trade and financial sanctions are continually evolving. If applicable, such international trade and financial sanctions may under certain circumstances prevent the possibility of export and import of capital, and affect the remittance of dividends, interest and other payments to non-resident holders of shares or ADS.

In addition, international trade and financial sanctions may restrict the right of non-resident or foreign owners to acquire, transfer, hold or vote the shares and ADS. Failure to comply with international trade and financial sanctions can lead to criminal and civil liability.

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

The summary does not cover investors to whom special tax rules apply, and, therefore, may not be relevant, for example, to investors subject to the Danish Tax on Pension Yields Act (i.e., pension savings), professional investors, certain institutional investors, insurance companies, pension companies, banks, stockbrokers and investors with tax liability on return on pension investments. The summary does not cover taxation of individuals and companies who carry on a business of purchasing and selling shares. The summary only sets out the tax position of the direct owners of the ADSs and further assumes that the direct investors are considered shareholders for Danish tax purposes. Sales are assumed to be sales to a third party.

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

We obtained a tax ruling on June 21, 2022, from the Danish Tax Council which confirmed that ADSs issued by us are considered as shares for Danish tax purposes. Based on an analysis of the terms of the Deposit Agreement between 1) the holders of ADSs, 2) Ascendis Pharma A/S and 3) Bank of New York Mellon, the Danish Tax Council found that the voting and economic rights attached to the underlying shares had effectively been transferred to the ADS holders and therefore, the ADSs qualified as shares for Danish tax purposes. The ruling is binding on the Danish tax authorities for 5 years as long as the facts remain as described in the ruling for the duration of the 5-year period and in the absence of a change of law. The ruling further confirmed that the ADSs are to be considered listed shares, as the ADSs are listed on Nasdaq. Accordingly, the remainder of this Danish tax discussion assumes that the ADSs will be treated as listed shares for Danish tax purposes.

Taxation of Danish Tax Resident Holders of the ADSs

Sale of the ADSs (Individuals)

For individual investors in 2025, gains from the sale of shares are included in the computation of the annual share income subject to 27% tax on the first DKK 67,500 (for cohabiting spouses, a total of DKK 135,000) and at a rate of 42% on share income exceeding DKK 67,500 (for cohabiting spouses over DKK 135,000). Such amounts are subject to annual adjustment and include all share income (i.e., all capital gains and dividends derived by the individual or cohabiting spouses, respectively). The realization principle applies; i.e. the gains or losses are included in the income in the year of disposal.

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

Special rules apply with respect to Subsidiary Shares and Group Shares to prevent exemption through certain pooling of ownership holding company structures just as other anti-avoidance rules may apply. These rules will not be described in further detail.

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

If the Taxable Portfolio Shares are sold or otherwise disposed of before the end of the income year, the taxable income of that income year equals the difference between the value of the Taxable Portfolio Shares at the beginning of the income year and the value of the Taxable Portfolio Shares at realization. If the Taxable Portfolio Shares are acquired and realized in the same income year, the taxable income equals the difference between the acquisition sum and the realization sum. If the Taxable Portfolio Shares are acquired in the income year and not realized in the same income year, the taxable income equals the difference between the acquisition sum and the value of the shares at the end of the income year.

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

Dividends (Companies)

For corporate investors, dividends paid on Subsidiary Shares, Group Shares and Tax-Exempt Portfolio Shares are tax-exempt irrespective of ownership period, if the investor is considered beneficial owner.

Dividends paid on Taxable Portfolio Shares are subject to the standard corporation tax rate of 22% irrespective of ownership period.

The withholding tax rate is 27% as a starting point, which can be reduced (to 0% or 22%) if certain requirements are met. A claim for repayment can be made by the shareholder to whom the company has distributed the dividends, within the calendar year in which the dividend distribution was approved or the excess tax will offset the corporation income tax for the year. The statute of limitations is three years.

Taxation of Shareholders Residing Outside Denmark

Based on a tax ruling on June 21, 2022, from the Danish Tax Council, holders of ADSs issued by Ascendis Pharma A/S are treated as holding listed ordinary shares in the company for Danish tax purposes.

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

Dividends (Individuals)

Dividends are generally subject to 27% Danish withholding tax. Individuals residing in certain black-listed countries and holding 25% or more of the share capital or the voting rights, or have within the past 5 years held 25 % or more of the share capital or voting rights in the company, are subject to 44% withholding tax.

Non-residents of Denmark are not subject to additional Danish income tax with respect to dividends received on shares.

Holders of ADSs are, as shareholders, entitled to apply for a full or partial refund of Danish withholding tax on dividends withheld by the company, in the situations described below.

Reduction According to a Tax Treaty

In the event that the ADS holder is a resident of a state with which Denmark has entered into a tax treaty, the holder may generally, through certain certification procedures, seek a refund from the Danish tax authorities of the tax withheld in excess of the applicable treaty rate, which is typically 15%. Such a withholding tax reduction in accordance with a tax treaty, requires that the holder of the ADS is also considered beneficial owner of the dividends according to the applicable double tax treaty and that the tax residency of the ADS holder can be documented. Denmark has entered into tax treaties with approximately 80 countries, including the United States, Switzerland and almost all members of the European Union. The tax treaty between Denmark and the United States generally provides for a 15% tax rate.

Individuals residing in certain black-listed countries and holding 25% or more of the share capital or the voting rights, or have within the past 5 years held 25 % or more of the share capital or voting rights, in the company are not eligible for refund of dividend withholding taxes.

Reduction According to Danish Tax Law

If the ADS holder holds less than 10% of the nominal share capital (in the form of ordinary shares in the company and not on the basis of the number of the ADSs issued) of the company – through ownership of ordinary shares and ADS - and the ADS holder is tax resident in a state which has a tax treaty or an international agreement, convention or other administrative agreement on assistance in tax matters according to which the competent authority in the state of the ADS holder is obligated to exchange information with Denmark, dividends are subject to tax at a rate of 15%. If the ADS holder is tax resident outside the European Union, it is an additional requirement for eligibility for the 15% tax rate that the ADS holder together with related parties holds less than 10% of the nominal share capital of the company.

Note that the reduced tax rate does not affect the withholding rate, which is why the holder must claim a refund as described above in order to benefit from the reduced rate.

Where a non-tax resident of Denmark holds shares which can be attributed to a permanent establishment in Denmark, dividends are taxable pursuant to the rules applying to Danish tax residents described above.

Individuals residing in certain black-listed countries and holding 25% or more of the share capital or the voting rights, or have within the past 5 years held 25 % or more of the share capital or voting rights, in the company are not eligible for refund of dividend withholding taxes.

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

The withholding tax rate is reduced to zero for dividends from:

•
Subsidiary Shares, provided that the taxation of the dividends is to be waived or reduced in accordance with the Parent-Subsidiary Directive (2011/96/EEC) or in accordance with a tax treaty with the jurisdiction in which the ADS holder, as shareholder, is resident. Thus, if Denmark is to reduce taxation of dividends to a foreign company under a tax treaty, Denmark will not, as a matter of domestic law, exercise such right and will in general not impose any tax at all.
•
Group Shares, not also being Subsidiary Shares, provided the ADS holder, as shareholder, is a resident of the European Union or the EEA and provided the taxation of dividends should have been waived or reduced in accordance with the Parent-Subsidiary Directive (2011/96/EEC) or in accordance with a tax treaty with the country in which the ADS holder is resident had the shares been Subsidiary Shares.
•
Tax Exempt Portfolio shares provided that the ADS holder – as shareholder – is also considered the beneficial owner of the dividends and a tax resident in a state where the competent authority is obliged to exchange information with Denmark in accordance with a tax treaty, convention or other administrative agreement on assistance in tax matters.
o
For an ADS holder – as shareholder – tax resident in an EU member state or in an EEA state that has entered a tax treaty with Denmark, the above only applies if the ADS holder owns less than 10% of the share capital in the company.
o
For an ADS holder – as shareholder – tax resident outside an EU member state or an EEA state that has entered a tax treaty with Denmark, the above only applies if the ADS holder together with associated parties own less than 10% of the share capital in the company.
o
Further, if the beneficial owner of the dividends is not tax resident in an EU member state or if Denmark is not obliged to reduce taxation of the dividends according to a tax treaty, the above only applies if the beneficial owner does not have controlling influence (broadly defined) in the company.

Dividends paid on Taxable Portfolio Shares are generally subject to tax at a rate of 22% irrespective of ownership period. While the actual withholding tax rate is as a starting point 27%, it can be reduced if certain requirements are met.

If the withholding tax levied is higher than the final withholding tax rate in accordance with the above, the ADS holder – as shareholder - may generally, through certain certification procedures, seek a refund from the Danish tax authorities of the tax withheld in excess of the applicable rate, to the extent the tax residency of the ADS holder and any additional requirements, inter alia beneficial ownership and ownership percentage, can be documented

Further, in the event that the ADS holder is considered beneficial owner of the dividends and is a resident of a state with which Denmark has entered into a tax treaty, the holder may generally, through certain certification procedures, seek a refund from the Danish tax authorities of the tax withheld in excess of the applicable treaty rate, to the extent the tax residency of the ADS holder can be documented. Denmark has entered into tax treaties with approximately 80 countries, including the United States and almost all members of the European Union. The tax treaty between Denmark and the United States generally provides for a 15% rate.

Non-residents of Denmark are not subject to additional Danish income tax with respect to dividends received on shares

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

Passive Foreign Investment Company

Under the Code and Treasury Regulations, the determination of PFIC status is fact-specific and cannot be made until after the close of the taxable year in question. Based on our market capitalization and the composition of our income, assets and operations, we do not believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2025. However, this is a factual determination, and the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you we will not be a PFIC for any taxable year. A non-U.S. corporation will be considered a PFIC for any taxable year if either:

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

F.
Dividends and Paying Agents

Not applicable.

G.
Statement by Experts

Not applicable.

H.
Documents on Display

We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than four months after the close of each fiscal year, which is December 31. The SEC maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and major shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. However, effective March 18, 2026, our directors and officers will be required to comply with the reporting obligations under Section 16(a) of the Exchange Act.

I.
Subsidiary Information

Not applicable.

J.
Annual Report to Security Holders

The Company intends to submit any annual report provided to security holders in electronic format as an exhibit to a report on Form 6-K.

Item 11 Quantitative and Qualitative Disclosures About Market Risk

Our activities expose us to market risks related to changes in foreign currency exchange rates and interest rates. We do not enter into derivative financial instruments to manage our exposure to such risks. Further, we are exposed to credit risk, liquidity risk and inflation risk. For a description of our exposure to market risks, credit risk and liquidity risk, refer to Note 18, “Financial Risk Management.” Inflation affects us as our vendors may pass on any increased costs to us and accordingly increase our R&D expenses, SG&A expenses and cost of manufacturing. We do not believe that inflation had a material impact on our results of operation for the years ended December 31, 2025 and 2024.

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

A deposit agreement among us, the depositary and you, the ADS holders, sets out ADS holder rights as well as the rights and obligations of the depositary. A copy of the deposit agreement is incorporated by reference as an exhibit to this annual report.

Fees and Expenses

Pursuant to the terms of the deposit agreement, the holders of ADSs will be required to pay the following fees:

Persons depositing or withdrawing ordinary shares or ADSs must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)
•
Issue of ADSs, including issues resulting from a distribution of ordinary shares or rights or other property
•
Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$0.05 (or less) per ADS	• Any cash distribution to you
A fee equivalent to the fee that would be payable if securities distributed to you had been ordinary shares and the shares had been deposited for issue of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to you
$0.05 (or less) per ADS per calendar year	• Depositary services
Registration or transfer fees	• Transfer and registration of ordinary shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Expenses of the depositary	• Cable (including SWIFT), telex and facsimile transmissions (when expressly provided in the deposit agreement) • Converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, share transfer taxes, stamp duty or withholding taxes	• As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

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

Item 14 Material Modification to the Rights of Security Holders and Use of Proceeds

A. Material Modifications to the Rights of Securities Holders

Not applicable.

B. Use of Proceeds

Not applicable.

Item 15 Controls and Procedures

A. Disclosure Controls and Procedures

Our chief executive officer and principal financial and accounting officers, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of December 31, 2025, have concluded that based on the evaluation of these controls and procedures required by Rule 13a-15(b) of the Exchange Act, our disclosure controls and procedures were effective.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2025. This assessment was performed under the directions and supervision of our Chief Executive Officer and our principal financial and accounting officers and based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission.

A material weakness is a control deficiency, or a combination of control deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected. These control deficiencies could result in a misstatement of the financial statement accounts or related disclosures that would result in a material misstatement in the annual or interim consolidated financial statements that would not be prevented or detected on a timely basis. Based on management’s assessment of those criteria, management has concluded that the design and operating effectiveness of our internal control over financial reporting was effective as of December 31, 2025.

C. Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2025 has been audited by Deloitte Statsautoriseret Revisionspartnerselskab, an independent registered public accounting firm, as stated in their report, which appears in Item 18 below.

D. Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that occurred during the period covered by this annual report that have materially affected, or is reasonably likely to materially affect, internal control over financial reporting.

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

	Year ended December 31, 2025		Year ended December 31, 2024
	(EUR’000)%		(EUR’000)%
Audit fees	840	99	811	77
Audit-related fees	11	1	147	14
Tax fees	—	—	91	9
Total	851	100	1,049	100

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

Pre-Approval Policies and Procedures for Non-Audit Services

Our Audit Committee has adopted a policy pursuant to which we will not engage our auditors to perform any non-audit services unless the audit committee pre-approves the service. Pursuant to this policy, our Audit Committee assesses and pre-approves all audit and non-audit services provided by our auditors.

Item 16D Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The table below is a summary of the shares repurchased by us during the 2025 fiscal year.

Date	Total Number of ADSs Purchased	Weighted Average Price Paid per ADS (US$)*	Total Number of ADSs Purchased as Part of Publicly Announced Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
March 1, 2025-March 31, 2025	119,148	$153.17	119,148	—
(1)
On February 12, 2025, we announced that our Board of Directors authorized the repurchase of up to $18.25 million of our ADSs. The repurchase program had no expiration date.

On January 9, 2026, we also announced that our Board has also authorized a $120 million share repurchase program (the “Share Repurchase Program”). Purchases under the Share Repurchase Program may be made from time to time through a variety of methods, which may include open-market purchases, privately negotiated transactions, or other methods permitted under applicable securities laws. The timing and amount of any repurchases pursuant to the Share Repurchase Program will be determined based on market conditions, share price and other factors. The Share Repurchase Program does not require us to repurchase any specific number of shares, and may be modified, suspended or terminated at any time without notice.

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

Effective March 18, 2026, members of our board of directors and our officers (as defined in Rule 16a-1(f) under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act) will be subject to the reporting obligations under Section 16(a) of the Exchange Act. Additionally, they are subject to the obligations to report changes in share ownership under Section 13 of the Exchange Act and related SEC rules, if applicable.

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
•
An external and internal Security Operations Center (SOC) performing advanced threat detection and response across our environment.
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
•
Security awareness campaigns for Company employees via various channels (intranet, direct mail, screen savers, etc.); and
•
Secure access control measures applied to critical IT systems, equipment and devices, designed to prevent unauthorized users, processes, and devices from accessing IT systems and data.

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

The executive board reports to the full Board regarding its activities, including those related to cybersecurity. The full Board also receives briefings from management on our cyber risk management program. Board members receive presentations on cybersecurity topics from our Security Management team.

Our Security Management team is chaired by the Chief Information Officer and includes the Global Head of Digitalization and Cyber Security, and is responsible for assessing and managing our material risks from cybersecurity threats. The team has primary responsibility for our overall cybersecurity risk management program and supervises both our internal cybersecurity personnel and our retained external cybersecurity consultants. Our Security Management team's background includes experience in regulatory compliance, cloud computing and infrastructure, and cyber incident response.

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

We have established a dedicated Security Organization Unit to drive alignment across all key security functions within the company. This unit is chaired by the Chief Information Officer and includes representatives with oversight of critical areas such as IT Compliance, AI & Automation, Global Service Desk, Infrastructure, Integration, and Data Management.

It is the responsibility of the Security Organization Unit to approve the Company's IT security roadmap, ensure allocation and prioritization of resources, and to act as the escalation point for IT security matters.

A named IT Director is assigned the responsibility of maintaining IT security across our global organization. This responsibility includes defining and driving IT security roadmap initiatives, defining and implementing activities needed to drive an IT security awareness program, supporting the assessment of new IT systems and vendors, and acting as the leader and point person in the event of a major security incident.

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

ASCENDIS PHARMA A/S

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Ascendis Pharma A/S

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Ascendis Pharma A/S and subsidiaries (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of profit or (loss) and other comprehensive income or (loss), the consolidated statements of changes in equity, and the consolidated statements of cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board and as adopted by the European Union. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

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

Revenue and provisions – US commercial sales deductions – Refer to Notes 3 and 4 to the financial statements

Critical Audit Matter Description

In the United States (US), the Company has entered into pricing agreements that include commercial sales deductions such as prompt pay discounts, shelf stock adjustments and applicable sales rebates attributable to various commercial arrangements, managed healthcare organizations, government programs, and co-pay arrangements. As such, revenue recognition includes variable consideration in the form of commercial sales deductions related to these agreements. Provisions are recognized for the unsettled parts and are a source of significant estimation uncertainty which could have a material impact on reported revenue.

We identified US commercial sales deductions as a critical audit matter due to the significant measurement uncertainty involved in developing the estimates used for these provisions for unsettled sales deductions, as the provisions are based on payer channel mix, current contract prices under eligible programs and current inventory levels in the distribution channels. In addition, significant judgments are involved in determining whether a significant reversal in the amount of revenue recognized will occur due to commercial arrangements generally being settled within 180 days of the transaction date. This led to significant auditor judgment, effort and subjectivity in applying procedures relating to the Company’s estimate of these provisions.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to US commercial sales deductions included the following, among others:

•
We tested the effectiveness of controls over US commercial sales deductions, including controls over the assumptions and data used to estimate these deductions;
•
We evaluated whether the accounting treatment of US commercial sales deductions is consistent with the relevant accounting standards and the appropriateness of the Company’s methodology to develop the estimates used for their commercial sales deductions provisions based on payer channel mix, current contract prices under eligible programs and current inventory levels in the distribution channels;

•
We selected a sample of US commercial sales deductions claims processed by the Company, and evaluated those claims for consistency with the conditions and terms of the Company’s commercial and governmental pricing agreements;
•
We tested the overall reasonableness of the US commercial sales deductions provisions recorded at period-end by developing an independent expectation and comparing our expectation to the amount recorded by management, and
•
We evaluated the Company’s ability to estimate US commercial sales deductions accurately by considering the historical accuracy of the Company’s estimates in the prior year compared to the actual claims information received in the current year.

/s/ Deloitte Statsautoriseret Revisionspartnerselskab

Copenhagen, Denmark

February 11, 2026

We have served as the Company’s auditor since 2007.

Consolidated Statements of Profit or (Loss) and Other Comprehensive Income or (Loss) for the

Years Ended December 31

(EUR’000, except per share data)	Notes	2025	2024	2023
Consolidated Statement of Profit or (Loss)
Revenue	4	720,132	363,641	266,718
Cost of sales	7, 12	(94,915)	(44,258)	(44,395)
Gross profit		625,217	319,383	222,323
Research and development expenses	7, 12	(303,621)	(307,004)	(413,454)
Selling, general, and administrative expenses	7, 12	(457,867)	(291,142)	(264,410)
Operating profit/(loss)		(136,271)	(278,763)	(455,541)
Share of profit/(loss) of associates	13	16,308	(20,060)	(18,395)
Finance income	17	113,999	25,609	43,857
Finance expenses	17	(206,687)	(100,027)	(44,065)
Profit/(loss) before tax		(212,651)	(373,241)	(474,144)
Income taxes (expenses)	10	(15,383)	(4,843)	(7,303)
Net profit/(loss) for the year		(228,034)	(378,084)	(481,447)
Attributable to owners of the Company		(228,034)	(378,084)	(481,447)
Basic earnings/(loss) per share	5	€(3.76)	€(6.53)	€(8.55)
Diluted earnings/(loss) per share	5	€(3.76)	€(6.53)	€(8.55)

Consolidated Statement of Comprehensive Income or (Loss)
Net profit/(loss) for the year		(228,034)	(378,084)	(481,447)
Other comprehensive income/(loss)
Items that may be reclassified subsequently to profit or (loss):
Exchange differences on translating foreign operations		(3,538)	1,062	(2,731)
Other comprehensive income/(loss) for the year, net of tax		(3,538)	1,062	(2,731)
Total comprehensive income/(loss) for the year, net of tax		(231,572)	(377,022)	(484,178)
Attributable to owners of the Company		(231,572)	(377,022)	(484,178)

Consolidated Statements of Financial Position as of

(EUR’000)	Notes	December 31, 2025	December 31, 2024
Assets
Non-current assets
Intangible assets	6, 11	3,710	4,028
Property, plant and equipment	6, 12	146,479	98,714
Investments in associates	13	32,526	13,575
Other receivables	17	10,870	2,317
		193,585	118,634
Current assets
Inventories	14	301,533	295,609
Trade receivables	17	141,333	166,280
Income tax receivables		1,781	1,775
Other receivables	17	14,582	9,385
Prepayments		33,715	28,269
Cash and cash equivalents	17, 18	616,041	559,543
		1,108,985	1,060,861
Total assets		1,302,570	1,179,495

Equity and liabilities
Equity
Share capital	18	8,322	8,149
Distributable equity		(171,143)	(113,855)
Total equity		(162,821)	(105,706)

Non-current liabilities
Borrowings	17, 18	385,254	365,080
Contract liabilities	15	1,123	5,000
Deferred tax liabilities	10	9,623	7,258
		396,000	377,338
Current liabilities
Convertible notes, matures in April 2028
Borrowings	17, 18	429,391	458,207
Derivative liabilities	17, 18	256,231	150,670
		685,622	608,877
Other current liabilities
Borrowings	17, 18	57,141	33,329
Contract liabilities	15	4,944	936
Trade payables and accrued expenses	17, 18	90,657	96,394
Other liabilities		58,204	67,956
Income tax payables		6,427	1,222
Provisions	16	166,396	99,149
		383,769	298,986
		1,069,391	907,863
Total liabilities		1,465,391	1,285,201
Total equity and liabilities		1,302,570	1,179,495

Consolidated Statements of Changes in Equity

			Distributable Equity
(EUR’000)	Notes	Share Capital	Share Premium	Treasury shares	Foreign Currency Translation Reserve	Accumulated Deficit	Total
Equity as of January 1, 2023		7,675	2,112,863	(149)	3,452	(1,860,493)	263,348
Net profit/(loss) for the year		—	—	—	—	(481,447)	(481,447)
Other comprehensive income/(loss), net of tax		—	—	—	(2,731)	—	(2,731)
Total comprehensive income/(loss)		—	—	—	(2,731)	(481,447)	(484,178)
Transactions with Owners
Share-based payment	8	—	—	—	—	66,660	66,660
Transfer under stock incentive programs		—	—	3	—	(3)	—
Net settlement under stock incentive programs		—	—	—	—	(1,812)	(1,812)
Capital increase	18	74	10,211	—	—	—	10,285
Equity as of December 31, 2023		7,749	2,123,074	(146)	721	(2,277,095)	(145,697)
Net profit/(loss) for the year		—	—	—	—	(378,084)	(378,084)
Other comprehensive income/(loss), net of tax		—	—	—	1,062	—	1,062
Total comprehensive income/(loss)		—	—	—	1,062	(378,084)	(377,022)
Transactions with Owners
Share-based payment	8	—	—	—	—	95,512	95,512
Transfer under stock incentive programs	18	—	—	33	—	(33)	—
Capital increase	18	400	340,392	—	—	—	340,792
Cost of capital increase		—	(19,291)	—	—	—	(19,291)
Equity as of December 31, 2024		8,149	2,444,175	(113)	1,783	(2,559,700)	(105,706)
Net profit/(loss) for the year		—	—	—	—	(228,034)	(228,034)
Other comprehensive income/(loss), net of tax		—	—	—	(3,538)	—	(3,538)
Total comprehensive income/(loss)		—	—	—	(3,538)	(228,034)	(231,572)
Transactions with Owners
Share-based payment	8	—	—	—	—	116,171	116,171
Acquisition of treasury shares	18	—	—	(16)	—	(17,380)	(17,396)
Transfer under stock incentive programs	18	—	—	49	—	(49)	—
Net settlement under stock incentive programs		—	—	—	—	(11,396)	(11,396)
Capital increase	18	173	86,905	—	—	—	87,078
Equity as of December 31, 2025		8,322	2,531,080	(80)	(1,755)	(2,700,388)	(162,821)

Consolidated Statement of Cash Flows for the Years Ended December 31

(EUR’000)	Notes	2025	2024	2023
Operating activities
Net profit/(loss) for the year		(228,034)	(378,084)	(481,447)
Reversal of finance income		(113,999)	(25,609)	(43,857)
Reversal of finance expenses		206,687	100,027	44,065
Reversal of (gain)/loss on disposal of property, plant and equipment		—	(91)	5
Reversal of income taxes		15,383	4,843	7,303
Adjustments for non-cash items:
Non-cash consideration relating to revenue		(5,630)	(27,069)	(2,354)
Share of (profit)/loss of associates		(16,308)	20,060	18,395
Share-based payment		116,171	95,512	66,660
Depreciation		17,206	17,247	18,428
Impairment of property, plant and equipment		5,283	—	7,834
Amortization		490	467	483
Changes in working capital:
Inventories		(5,920)	(86,678)	(78,258)
Receivables		15,588	(118,607)	(32,773)
Prepayments		(6,051)	10,392	(11,413)
Contract liabilities		131	(1,197)	(7,080)
Trade payables, accrued expenses and other liabilities		(10,373)	26,965	3,551
Provisions		77,585	61,968	26,187
Cash flows generated from/(used in) operations		68,209	(299,854)	(464,271)
Finance income received		15,302	14,374	17,048
Finance expenses paid		(22,935)	(15,205)	(15,672)
Income taxes received/(paid)		(6,679)	(5,512)	(4,466)
Cash flows from/(used in) operating activities		53,897	(306,197)	(467,361)
Investing activities
Proceeds from disposal of property, plant and equipment		—	950	51
Acquisition of intangible assets and property, plant and equipment		(8,485)	(1,427)	(2,442)
Settlement of marketable securities		—	7,353	288,865
Cash flows from/(used in) investing activities		(8,485)	6,876	286,474
Financing activities
Repayment of borrowings		(21,958)	(11,365)	(10,438)
Net proceeds from borrowings	17	—	134,158	136,256
Proceeds from exercise of warrants		87,078	30,514	10,286
Proceeds from follow-on public offering		—	309,913	—
Costs of follow-on public offering		—	(19,291)	—
Acquisitions of treasury shares, net of transactions costs		(17,396)	—	—
Payment of withholding taxes under stock incentive programs		(11,396)	—	(1,812)
Cash flows from/(used in) financing activities		36,328	443,929	134,292

Increase/(decrease) in cash and cash equivalents		81,740	144,608	(46,595)
Cash and cash equivalents at January 1		559,543	392,164	444,767
Effect of exchange rate changes on balances held in foreign currencies		(25,242)	22,771	(6,008)
Cash and cash equivalents at December 31		616,041	559,543	392,164

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

The Company’s Board of Directors (or “Board”) approved these consolidated financial statements on February 11, 2026.

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

New and Amended IFRS Accounting Standards and Interpretations

In August 2023, the IASB amended IAS 21, “The Effects of Changes in Foreign Exchange Rates: Lack of Exchangeability,” to help entities determine whether a currency is exchangeable into another currency and which spot exchange rate to use when it is not. These new requirements apply for annual reporting periods beginning on or after January 1, 2025. The Company has assessed this amendment and concluded that this did not have an impact on its operations or financial statements for the year ended December 31, 2025.

No other new and amended standards and interpretations applied for the first time in 2025.

Going Concern

These consolidated financial statements have been prepared on a going concern basis. Management has assessed the Company’s ability to continue as a going concern and has concluded that there are no material uncertainties that may cast significant doubt on the Company’s ability to continue in operational existence for at least twelve months after the reporting date.

Basis of Consolidation

The consolidated financial statements include the parent company, Ascendis Pharma A/S, and all enterprises over which the parent company has control. Control of an enterprise exists when the Company has exposure, or rights to, variable returns from its involvement with the enterprise and has the ability to control those returns through its power over the enterprise. Accordingly, the consolidated financial statements include Ascendis Pharma A/S and the subsidiaries listed in Note 21, “Investments in Group Enterprises and Associates”.

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

Investments in Associates

An associate is an entity over which the Company has significant influence over financial and operational decisions but without having control or joint control. The Company’s associates are accounted for using the equity method and initially recognized at cost. Thereafter, the carrying amount of the investment is adjusted to recognize changes in the Company’s share of net assets and other comprehensive income of the associates since the acquisition or establishment date. The Company discontinues recognition of further losses when its interest in an associate is reduced to nil, except where the Company has legal or constructive obligations to cover such losses.

Share of profit/(loss) of associates in the consolidated statements of profit or loss include the Company’s share of result after tax of the associates after any adjustments made to bring the associates accounting policies in line with those of the Company. Transactions between the associates and the Company are eliminated proportionally according to the Company’s interest in the associates. Unrealized gains and losses resulting from transactions between the Company and its associates are eliminated to the extent of the Company’s interest in the associates.

When the Company’s interest in an associate is reduced but significant influence is retained, the transaction is accounted for as a partial disposal. A gain or loss is recognized in profit or loss for the portion of the investment derecognized including the proportionate share of amounts previously recognized in other comprehensive income that relate to the disposed interest. Any increase in the associate’s net assets arising from the issuance of new shares is reflected in share of profit/(loss) of associates. The retained interest continues to be accounted for using the equity method.

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

Revenue is measured at the contractual sales price, reflecting the consideration received or receivable from customers, net of value added taxes, and provisions for a variety of sales deductions such as prompt pay discounts, shelf stock adjustments and applicable sales deductions attributable to various commercial arrangements, managed healthcare organizations, government programs, and co-pay arrangements. In addition, goods are principally sold on a “sale-or-return” basis, where customers may return products in line with the Company’s return policy. Sales deductions and product returns are considered variable consideration and are estimated at the time of sale using the expected value method. The amount of variable consideration that is included in the transaction price may be constrained and is included in the net contractual price only to the extent that it is highly probable that a significant reversal will not occur.

Unsettled sales deductions and product returns are recognized as provisions when timing or amount is uncertain. Payable amounts that are absolute are recognized as other liabilities. Sales discounts and deductions that are payable to customers are offset in trade receivables.

Sales-based royalty and sales-based milestone income promised in exchange for a license of intellectual property, which is interdependent with sale of goods under such license agreements, is recognized as revenue from commercial products upon occurrence of the later of subsequent sale or satisfaction of the performance obligation.

Other Revenue

Other revenue relates to collaboration and license agreements (or “Strategic Collaborations”), where the counterparts are considered customers of the Company. When contracts with these customers are entered into, the goods and/or services promised in the contract are assessed to identify distinct performance obligations. A promise in the agreement is considered a distinct performance obligation if both of the following criteria are met:

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

The transaction price is allocated to each performance obligation according to their stand-alone selling prices and is recognized when control of the goods or services is transferred to the customer, either over time or at a point in time, depending on the specific terms and conditions in the contracts. License agreements, which transfer rights to the Company’s intellectual property (“IP”), are classified as “right-to-access”, with revenue recognized over time, or as “right-to-use” with revenue recognized at a point in time, depending on the specific terms and conditions in the agreements.

Sale of clinical trial supply is recognized as revenue when the customer has obtained control of the goods and it is probable that the Company will collect the consideration to which it is entitled for transferring the goods. Control is transferred upon delivery. Rendering of services is recognized as revenue over the service period as stipulated under the applicable agreement.

Research and Development Expenses

Research and development expenses consist primarily of manufacturing costs, preclinical and clinical study costs and costs for process optimizations and improvements performed by Clinical Research Organizations (“CROs”) and Contract Manufacturing Organizations (“CMOs”), salaries and other personnel costs including pension and share-based payment, the cost of facilities, professional fees, cost of obtaining and maintaining the Company’s intellectual property portfolio, and depreciation of non-current assets related to research and development activities.

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

Development costs also include product development and pre-commercial manufacturing costs related to development product candidates, and write-downs of inventories manufactured for late-stage development product candidates prior to marketing approval being obtained (pre-launch inventories) and any reversal of such write-downs.

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

The cost of equity-settled transactions is determined by the fair value at the date of grant. For warrant programs, the fair value of each warrant granted is determined using the Black-Scholes option-pricing model. For RSU-programs and PSU-programs, the fair value of each RSU or PSU granted is equal to the closing share price on the date of grant of the underlying ADS. Any social security contributions payable in connection with the grant or exercise of the warrants are recognized as expenses when incurred. The assumptions used for estimating the fair value of share-based payment transactions are disclosed in Note 8, “Share-based Payment.”

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

Software assets are amortized over the period of expected future benefits. Amortization is recognized in research and development expenses, and selling, general and administrative expenses, as appropriate. Expenditures that do not meet the criteria above are recognized as an expense as incurred.

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

Plant and equipment acquired for research and development activities with alternative use, which is expected to be used for more than one year, is capitalized and depreciated over the estimated useful life as research and development expenses. Plant and equipment acquired for research and development activities, which has no alternative use, is recognized as research and development expenses when incurred.

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

Depreciation is calculated on a straight-line basis, based on an asset’s expected useful life, being within the following ranges:

Process plant and machinery	5 - 10 years
Other equipment	3 - 5 years
Leasehold improvements	3 - 15 years
Right-of-use assets	2 - 15 years

Depreciation methods, useful lives and residual amounts are reassessed at least annually.

Property, plant and equipment is written down to the lower of recoverable amount and carrying amount, as described in the “Impairment of Non-current Assets” section below. Depreciation and impairment losses of property, plant and equipment is recognized in the consolidated statement of profit or loss as cost of sales, research and development expenses or as selling, general, and administrative expenses, as appropriate.

Gains and losses on disposal of property, plant and equipment are recognized in the consolidated statement of profit or loss at its net proceeds, as either research and development expenses or as selling, general, and administrative expenses, as appropriate.

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

If net realizable value is lower than cost, a write-down is recognized as the excess amount by which cost exceeds net realizable value, as part of cost of sales, or selling, general, and administrative expenses, as appropriate. The amount of reversal of write-down of inventories arising from an increase in net realizable value is recognized as a reduction in the same profit or loss line item as the original write-down was recognized, in the period in which the reversal occurs.

Manufacturing of pre-launch inventories is initiated for late-stage product candidates where manufacturing costs are recognized as inventories. However, since pre-launch inventories are not realizable prior to obtaining marketing approval, pre-launch inventories are immediately written down to zero through research and development expenses. If marketing approval is obtained, prior write-downs of pre-launch inventories are reversed through research and development expenses.

Cost of inventories is recognized as part of cost of sales in the period in which the related revenue is recognized.

Receivables

Receivables comprise trade receivables, lease receivables, income tax receivables and other receivables.

Trade receivables are classified as financial assets at amortized cost, as these are held to collect contractual cash flows and thus give rise to cash flows representing solely payments of principal and interest. Trade receivables are initially recognized at their transaction price and subsequently measured at amortized cost.

Where the Company acts as an intermediate lessor and a sublease is classified as a finance lease, the Company recognize a net investment in the lease (lease receivable) and derecognize the portion of the asset that is subject to the sublease. The lease receivable is initially measured at the present value of lease payments receivable plus any unguaranteed residual value. Any difference on derecognition of the right‑of‑use asset is recognized in the consolidated statement of profit or loss. Subsequently, finance income is recognized using the effective interest method. Further the lease receivable is reduced by lease payments received.

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

Short-term Leases and Leases of Low-value Assets

Expenses related to short-term leases (12 months or less) and leases of low-value assets are recognized on a straight-line basis through profit or loss.

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

Statement of Cash Flows

The statement of cash flows shows cash flows from operating, investing and financing activities as well as cash and cash equivalents at the beginning and the end of the financial year.

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

The effect of exchange rate changes on cash and cash equivalents held or due in a foreign currency is presented separately from cash flows from operating, investing and financing activities. Cash flows in currencies other than the functional currency are recognized in the statement of cash flows, using the average exchange rates.

Cash and cash equivalents comprise cash and on-demand bank deposits with financial institutions and highly liquid marketable securities with a maturity of three months or less after the date of acquisition.

Basic Earnings per Share

Basic Earnings per Share (“EPS”) is calculated as the consolidated net income or loss from continuing operations for the period divided by the weighted average number of ordinary shares outstanding adjusted for the weighted average number of treasury shares during the year.

Diluted Earnings per Share

Diluted EPS is calculated as the consolidated net income or loss from continuing operations for the period divided by the weighted average number of ordinary shares outstanding adjusted for the weighted average number of treasury shares during the year, and the dilutive effect of outstanding warrants, RSUs, PSUs, and convertible notes, if any.

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

If approved by the EU, the amendments will be effective for annual reporting periods beginning on or after January 1, 2027, and must be applied retrospectively, with early adoption permitted. While IFRS 18 will change the structure and subtotal in the statement of profit or loss, the full impact from implementing IFRS 18 is currently being analyzed.

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

While the application of critical accounting estimates is subject to material estimation uncertainties, management’s ongoing revisions of critical accounting estimates and underlying assumptions have not revealed any material impact to any of the years presented in these consolidated financial statements compared to December 31, 2024.

Significant accounting judgements which have a significant impact on the consolidated financial statements, and key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below.

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

As of December 31, 2025, provisions for sales deductions and product returns were €166.4 million compared to €99.1 million, as of December 31, 2024. The development in total provisions is disclosed in Note 16, “Provisions.” Due to the nature of these provisions, it is not practicable to give meaningful sensitivity estimates due to the large volume of variables that contribute to the overall rebates, chargebacks, product returns and other sales deductions. Provisions are reviewed and adjusted regularly considering contractual terms, regulatory obligations, payer trends, historical experiences and market projections.

Share-based Payment

Warrant Compensation Costs

IFRS 2, “Share-Based Payment” requires an entity to reflect in its consolidated statement of profit or loss and financial position, the effects of share-based payment transactions. Warrant compensation costs are recognized as cost of sales, research and development expenses or selling, general and administrative expenses, as appropriate, over the vesting period, based on management’s best estimate of the number of warrants that will ultimately vest, which is subject to uncertainty.

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

Warrant compensation cost recognized in the consolidated statement of profit or loss was €23.0 million, €19.7 million and €28.8 million for the years ended December 31, 2025, 2024 and 2023, respectively. Changes to inputs applied to the Black-Scholes option-pricing model could affect the warrant compensation cost. Refer to Note 8, “Share-based Payment,” for additional details.

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

As of December 31, 2025, the valuation of the derivative liabilities was €256.2 million compared to €150.7 million as of December 31, 2024. Changes in assumptions relating to these factors could affect the reported fair value of derivative liabilities. Refer to Note 17, “Financial Assets and Liabilities,” for additional details.

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

As of December 31, 2025, the carrying amount of the royalty funding liabilities was €290.9 million compared to €305.4 million as of December 31, 2024. The Company will periodically revisit the anticipated amount and timing of future sale of commercial products and to the extent such amount or timing is materially different from the previous estimates, a remeasurement gain or loss is recognized through the profit or loss as finance income or expenses, as appropriate, which would further increase or decrease future interest expenses. Refer to Note 17, “Financial Assets and Liabilities” for additional details.

Note 4—Revenue

Revenue has been recognized in the consolidated statements of profit or loss with the following amounts:

(EUR’000)	2025	2024	2023
Revenue
Commercial products	683,572	225,728	178,663
Services and clinical supply	18,008	15,570	21,978
Licenses	5,630	122,343	66,077
Milestones	12,922	—	—
Total revenue	720,132	363,641	266,718
Specified per geographical area
United States (1)	546,388	233,115	191,677
Europe (2)	120,946	123,336	869
Rest of world (1)	52,798	7,190	74,172
Total revenue	720,132	363,641	266,718
(1)
From 2025, revenue related to the United States has been disclosed separately. Comparatives for the United States and Rest of World have been restated for comparative purposes.
(2)
For the years ended December 31, 2025 and December 31, 2024, Denmark, the country of domicile, contributed with €12.9 million and €95.4 million of revenue, respectively. For the year ended December 31, 2023, no revenue was attributable to Denmark.

Commercial Products

Revenue from sale of commercial products were as follows:

(EUR’000)	2025	2024	2023
Revenue from commercial products
YORVIPATH®	477,412	28,727	—
SKYTROFA®	206,160	197,001	178,663
Total revenue from commercial products	683,572	225,728	178,663

In the U.S., the Company has established an integrated organization to commercialize the Company’s approved Endocrinology Rare Disease products, YORVIPATH® and SKYTROFA®. In Europe, the Company has established its presence by building integrated organizations in select countries (“Europe Direct”), where the Company has launched YORVIPATH and SKYTROFA. Beyond the U.S. and Europe Direct, YORVIPATH and SKYTROFA may also be sold through exclusive sales and distribution agreements with geographic market leaders (“International Markets”) and under Strategic Collaborations.

YORVIPATH and SKYTROFA is approved by the U.S. Food and Drug Administration (“FDA”) and authorized by the European Commission (“EC”) and other regulatory agencies. The Company began selling YORVIPATH in

Europe in the first quarter of 2024 and in the U.S. in December 2024. The Company began selling SKYTROFA in the U.S. in the fourth quarter of 2021 and in Europe in the third quarter of 2023.

For the year ended December 31, 2025, two and for the years ended December 31, 2024 and 2023, four commercial customers represented more than 10% of revenue from commercial products.

Other Revenue

Other revenue is attributable to the Company’s Strategic Collaborations, and relates to Novo Nordisk A/S (“Novo Nordisk”), Eyconis, Inc. (“Eyconis”), Teijin Limited (“Teijin”) and VISEN Pharmaceuticals (“VISEN”).

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

The Licensed Products (the “IP”) are patent protected, where future activities do not affect their existing stand-alone functionalities. Accordingly, all three licenses are classified as “right-to-use” licenses, with revenue recognized at a point in time, where the licensee is granted access to the IP. For the year ended December 31, 2023, “Licenses” includes revenue of €63.7 million related to the upfront payment, which is allocated to transfer of the Company’s IP. In Japan, YORVIPATH has been commercially available for prescription since November 6, 2025, through Teijin.

VISEN

In November 2018, the Company entered into three exclusive license agreements with VISEN, and includes rendering of services, sale of clinical supply and commercial products.

Note 5—Earnings Per Share

The following table reflects the earnings and share data used in the basic and diluted earnings per share calculations:

(EUR’000, except per share data)	2025	2024	2023
Earnings
Net profit/(loss) for the year	(228,034)	(378,084)	(481,447)

Number of shares
Weighted average number of ordinary shares for the purposes of basic and diluted earnings per share	60,607,131	57,891,570	56,287,060

Basic earnings per share	€(3.76)	€(6.53)	€(8.55)
Diluted earnings per share (1)	€(3.76)	€(6.53)	€(8.55)
(1)
For the years ended December 31, 2025, December 31, 2024 and December 31, 2023, outstanding warrants, restricted stock units and performance stock units can potentially dilute earnings per share in the future but have not been included in the calculation of diluted earnings per share because they are antidilutive for the years presented. Similarly, 575,000 convertible senior notes which can potentially be converted into 3,456,785 ordinary shares, can potentially dilute earnings per share in the future but have not been included in the calculation of diluted earnings per share because they are antidilutive for the years presented. Refer to Note 8 “Share-based Payment” and Note 17, “Financial Assets and Liabilities,” for further information about the share-based incentive programs and convertible notes, respectively.

Note 6—Segment Information

The Company is managed and operated as one business unit. Accordingly, no additional information on business segments or geographical areas is disclosed apart from revenue on geographical areas as disclosed in Note 4, “Revenue.” Revenue is specified on geographical areas according to the location of the customer.

The Company’s non-current segment assets, which comprise intangible assets, and property, plant and equipment, and investments in associates, are located by region as follows:

(EUR’000)	2025	2024
Non-current segment assets (1)
North America	74,651	76,677
Europe (2)	108,064	39,640
Total non-current segment assets	182,715	116,317
(1)
From 2025, non-current segment assets include investments in associates. Comparatives have been restated for comparative purposes.
(2)
As of December 31, 2025 and December 31, 2024, intangible assets and property, plant and equipment of €33.6 million and €27.9 million, respectively, is located in Denmark, the country of domicile. In addition, as of December 31, 2025 and December 31, 2024, intangible assets and property, plant and equipment of €71.8 million and €11.6 million, respectively, is located in Germany.

Note 7—Employee costs

(EUR’000)	2025	2024	2023
Employee costs
Wages and salaries	227,118	173,474	170,278
Share-based payment	116,171	95,512	66,660
Pensions (defined contribution plans)	6,921	4,485	4,403
Social security costs	21,134	15,003	12,877
Other employee costs	5,221	4,061	4,238
Total employee costs	376,565	292,535	258,456
Included in the profit or loss
Cost of sales (1)	20,474	16,487	15,748
Research and development expenses	145,673	131,867	127,002
Selling, general and administrative expenses	210,418	144,181	115,706
Total employee costs	376,565	292,535	258,456
Average number of employees	1,103	892	851
(1)
Includes employee costs capitalized as part of inventories.

Key Management Personnel comprises the Board of Directors and the Executive Board and Non-executive Senior Management (“Senior Management”). Compensation to Key Management Personnel comprises salaries, participation in annual bonus schemes, pensions (defined contributions plans), and share-based compensation. Share-based compensation is elaborated in further details in Note 8, “Share-based Payment.”

Compensation to Key Management Personnel included in total employee costs is summarized below:

	Board of Directors (1)			Executive Board (2)			Non-executive Senior Management
(EUR’000)	2025	2024	2023	2025	2024	2023	2025	2024	2023
Compensation
Wages and salaries	442	482	543	5,466	4,148	4,375	6,466	3,286	4,673
Share-based payment	2,425	2,169	1,276	18,568	18,334	13,243	14,464	10,266	9,529
Pensions (defined contribution plans)	—	—	—	73	57	54	136	98	122
Social security costs	—	—	—	598	118	103	316	52	45
Other employee cost	—	—	—	20	20	20	40	25	40
Total compensation	2,867	2,651	1,819	24,725	22,677	17,795	21,422	13,727	14,409
(1)
The Board of Directors comprised six persons in 2025, 2024 and 2023.
(2)
The Executive Board comprised four persons in 2025, 2024 and 2023.

Note 8—Share-based Payment

As an incentive to the Senior Management, other employees, members of the Board and select consultants, Ascendis Pharma A/S has established warrant programs, a Restricted Stock Unit (“RSU”) program adopted in December 2021, and a Performance Stock Unit (“PSU”) program adopted in February 2023, which are all classified as equity-settled share-based payment transactions. Share-based compensation costs are determined using the grant date fair value and are recognized over the vesting period as research and development expenses, selling, general and administrative expenses, or cost of sales.

Restricted Stock Unit Program

RSUs are granted by the Board to members of Senior Management, other employees and members of the Board (the “RSU-holders”), as stipulated in the program. In addition, RSUs may be granted to select consultants.

One RSU represents a right for the RSU-holder to receive one ADS representing ordinary shares of Ascendis Pharma A/S upon vesting, if the vesting conditions are met.

Performance Stock Unit Program

PSUs are granted by the Board to certain members of Senior Management (the “PSU-holders”), as stipulated in the program. In addition, PSUs may be granted to other employees, select consultants and members of the Board. One PSU represents a right for the PSU-holder to receive one ADS representing ordinary shares of Ascendis Pharma A/S upon vesting.

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

One PSU represents a right for the PSU-holder to receive one ADS representing ordinary shares of Ascendis Pharma A/S upon vesting. PSUs vest in a manner similar to the service conditions of the RSUs. In addition to service conditions, vesting is also contingent upon achievement of performance-based targets as determined by the Board, provided that no more than 10% of each tranche may be directly attributable to accomplishment of financial results achieved in the financial year prior to the vesting date for PSUs granted in 2023, and upon achievement of long-term strategic goals as evaluated by the Board no later than two weeks prior to each vesting date. Exceeding performance targets will not result in vesting of more PSUs than 100%, nor will it result in additional grants.

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

RSU and PSU Activity

The following table specifies the number of RSUs and PSUs outstanding:

	Restricted Stock Units	Performance Stock Units	Total
	(Number)
Outstanding
January 1, 2023	82,492	—	82,492
Granted during the year (1)	609,860	112,268	722,128
Settled during the year	(18,132)	—	(18,132)
Transferred during the year	(20,098)	—	(20,098)
Forfeited during the year	(77,497)	(7,245)	(84,742)
December 31, 2023	576,625	105,023	681,648
Granted during the year (1)	717,980	92,655	810,635
Transferred during the year	(212,160)	(35,007)	(247,167)
Forfeited during the year	(88,638)	(6,004)	(94,642)
December 31, 2024	993,807	156,667	1,150,474
Granted during the year (1)	634,589	73,583	708,172
Settled during the year	(60,056)	(15,716)	(75,772)
Transferred during the year	(321,351)	(46,588)	(367,939)
Forfeited during the year	(67,161)	(2,688)	(69,849)
December 31, 2025	1,179,828	165,258	1,345,086
Specified by vesting date
2026	566,011	86,659	652,670
2027	411,030	54,066	465,096
2028	202,787	24,533	227,320
December 31, 2025	1,179,828	165,258	1,345,086
(1)
The fair value of RSUs and PSUs is determined on the basis of the closing ADS price on the grant date. The fair value of one RSU and one PSU at the date of grant was €150.40, €141.01 and €105.96 for the years ended December 31, 2025, 2024 and 2023, respectively.

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

For warrants granted to board members upon the board members accession, 25% of the warrants vest one year after the date of grant, and the remaining 75% of the warrants granted vest over 36 months, with 1/36 of the warrants vesting per month, from one year after the date of grant. Regarding subsequent grants of warrants to board members, 50% of the warrants vest one year after the date of grant, and the remaining 50% of the warrants vest over 12 months, with 1/12 per month from one year after the date of grant.

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

Warrant Activity

The following table specifies the number and weighted average exercise prices of, and movements, in warrants:

	Warrants (number)	Weighted Average Exercise Price (EUR)
Outstanding
January 1, 2023	6,864,011	81.30
Granted during the year	395,275	91.07
Exercised during the year (1)	(555,144)	17.76
Forfeited during the year	(180,358)	115.79
December 31, 2023	6,523,784	86.38
Vested at the reporting date	5,273,056	80.02
Granted during the year	504,105	122.48
Exercised during the year (1)	(682,048)	43.35
Forfeited during the year	(141,719)	107.85
December 31, 2024	6,204,122	93.25
Vested at the reporting date	5,226,643	89.33
Granted during the year	434,883	148.06
Exercised during the year (1)	(1,287,921)	68.76
Forfeited during the year	(128,243)	109.52
Expired during the year	(250)	15.68
December 31, 2025	5,222,591	103.24
Vested at the reporting date	4,419,487	97.98
(1)
The weighted average share price (listed in $) at the date of exercise was €162.08, €135.86 and €98.10 for the years ended December 31, 2025, 2024 and 2023, respectively.

At December 31, 2025, the Board was authorized to grant up to 1,725,233 additional warrants to employees, board members and select consultants without preemptive subscription rights for the shareholders of Ascendis Pharma A/S.

The following table specifies the weighted average exercise prices and weighted average remaining contractual life for outstanding warrants at December 31, 2025 per grant year.

	Outstanding Warrants (number)	Weighted Average Exercise Price (EUR)	Weighted Average Remaining Life (months)
Granted before January 1, 2023	4,208,147	97.25	50
Granted in 2023	175,231	92.48	89
Granted in 2024	430,190	122.52	102
Granted in 2025	409,023	149.15	113
Outstanding at December 31, 2025	5,222,591	103.24	61

At December 31, 2025, the exercise prices of outstanding warrants under the Company’s warrant programs range from €11.98 to €180.65 depending on the grant dates.

The range of exercise prices for outstanding warrants was €11.98 to €145.50 for the years ended December 31, 2024 and 2023. The weighted average remaining life for outstanding warrants was 65 months and 71 months, for the years ended December 31, 2024 and 2023, respectively.

Warrant Compensation Costs

Warrant compensation costs are determined with basis in the grant date fair value of the warrants granted and recognized over the vesting period. Fair value of the warrants is calculated at the grant dates by use of the Black-Scholes option-pricing model with the following assumptions: (1) an exercise price equal to the estimated market price of the Company’s shares at the date of grant; (2) an expected lifetime of the warrants determined as a weighted average of the time from grant date to date of becoming exercisable and from grant date to expiry of the warrants; (3) a risk-free interest rate equaling the effective interest rate on a Danish government bond with the same lifetime as the warrants; (4) no payment of dividends; and (5) an expected volatility using the Company’s own share price.

The following table summarizes the input to the Black-Scholes option-pricing model and the calculated fair values for warrant grants in 2025, 2024 and 2023:

	2025	2024	2023
Expected volatility	49-50%	50%	49-51%
Risk-free interest rate	2.00 - 2.32%	1.71 - 2.57%	2.40 - 2.97%
Expected life of warrants (years)	6.0	6.0	6.0
Weighted average exercise price	€148.06	€122.48	€91.07
Fair value of warrants granted in the year	€56.45 - 87.55	€50.86 - 70.39	€37.34 - 52.03

Note 9— Principal Accountant Fees and Services

The following table sets forth, for each of the years indicated, the fees billed by the Company’s independent public accountants and the proportion of each of the fees out of the total amount billed by the accountants.

(EUR’000)	2025	2024	2023
Principal accountant fees and services
Audit fees	840	811	739
Audit-related fees	11	147	—
Tax fees	—	91	122
Total principal accountant fees and services	851	1,049	861

Note 10—Tax on Profit/(Loss) for the Year and Deferred Tax

(EUR’000)	2025	2024	2023
Tax on profit/(loss) for the year
Current tax (expense)/income	(12,556)	(3,289)	(5,377)
Current tax, adjustments to prior years	513	(126)	3,904
Deferred tax, movement for the year	(3,410)	(2,035)	(1,044)
Deferred tax, adjustments to prior years	70	607	(4,786)
	(15,383)	(4,843)	(7,303)
Tax for the year can be explained as follows
Profit/(loss) before tax	(212,651)	(373,241)	(474,144)
Tax at the Danish corporation tax rate of 22%	46,783	82,113	104,312
Tax effect of:
Non-deductible costs	29,358	(9,740)	(8,494)
Additional tax deductions	37,715	3,161	9,077
Impact from associates	3,588	(4,413)	(4,047)
Prior year adjustments	583	481	(1,294)
Other effects including effect of different tax rates	(2,121)	182	(882)
Deferred tax assets, not recognized	(131,289)	(76,627)	(105,975)
Tax on profit/(loss) for the year	(15,383)	(4,843)	(7,303)
Effective tax rate	7.23%	1.30%	1.54%

Development in deferred tax assets/(liabilities)
January 1,	(7,258)	(5,830)	—
Deferred income tax (expense)/income, through profit or loss	(3,340)	(1,428)	(5,830)
Foreign exchange translation	975	—	—
December 31,	(9,623)	(7,258)	(5,830)

Specification of deferred tax assets/(liabilities)
Tax deductible losses	430,011	434,997	521,697
Other temporary differences, assets	291,759	164,479	16,256
Deferred tax assets, not recognized	(721,631)	(599,476)	(537,953)
Other temporary differences, liabilities	(9,762)	(7,258)	(5,830)
Total deferred tax assets/(liabilities) at December 31	(9,623)	(7,258)	(5,830)

Deferred Tax Assets, Not Recognized

Deferred tax assets have not been recognized in the consolidated statements of financial position as of December 31, 2025, due to uncertainty relating to future utilization. The majority of the deferred tax asset can be carried forward without timing limitations, however tax credits can only be deducted in future payable taxes over a period up to 20 years.

As of December 31, 2025, the Company has tax losses carried forward and other temporary deductible differences with a gross amount of €3,280.0 million. The deferred tax assets, not recognized of €721.6 million, mainly attributable to tax-losses carried forward, future R&D depreciations, future tax deductions related to share based payments, additional tax deductions related to up-lift on R&D expenses and additional tax deductions related to tax credits.

The Company had tax losses carried forward of €1,954.6 million at December 31, 2025 and €1,946.2 million and €2,371.3 million as of December 31, 2024 and 2023, respectively.

Tax losses can be carried forward infinitely, where certain limitations exist for amounts to be utilized each year. Under Danish tax legislation, tax losses may be partly refunded by the tax authorities to the extent such tax losses arise from research and development activities. The jointly taxed Danish entities had a negative taxable income and accordingly were entitled to a tax refund of approximately €0.7 million for each of the years ended December 31, 2025, 2024 and 2023.

Other temporary differences include future tax deductions related to share based payments (Warrants, RSUs and PSUs). Tax deductions can be taken when the warrants/RSUs/PSUs are exercised/transferred. For the year ended December 31, 2025, the future tax deductions have been estimated to have a tax value of €67.0 million compared to €21.7 million and €10.6 million for the years ended December 31, 2024 and 2023, respectively. These future tax deductions depend on the future share price, timing and amounts of warrants/RSUs/PSUs exercises/transfers, and accordingly, the future tax deductions are subject to uncertainties. Refer to Note 8, “Share-based Payment,” regarding a description of warrant and RSU/PSU programs.

For the year ended December 31, 2025, the Company is entitled to additional future tax deduction related to uplift on R&D deductions and tax credits with a total tax value of €29.7 million compared to 24.8 and €8.4 million for the years ended December 31, 2024 and 2023, respectively. Additional future tax deductions are included in other temporary differences.

International Tax Reform - Pillar Two Model Rules

On May 23, 2023, the IASB issued “International Tax Reform - Pillar Two Model Rules - Amendments to IAS 12,” which clarifies that IAS 12 applies to income taxes arising from tax law enacted or substantively enacted to implement the Pillar Two model rules published by the OECD/G20 Inclusive Framework on Base Erosion and Profit Shifting Pillar Two model rules. The Company has adopted these amendments; however, they are not applicable for the year ended December 31, 2025, as the Company’s consolidated revenue is currently below the threshold of €750 million.

Uncertain Tax Positions

The Company operates across numerous tax jurisdictions with complex, interpretative legislation. Management evaluates uncertain tax positions to ensure proper recognition and measurement of tax assets and liabilities.

Note 11—Intangible Assets

(EUR’000)	Goodwill	Software	Total
Cost
January 1, 2024	3,495	2,296	5,791
Additions	—	76	76
December 31, 2024	3,495	2,372	5,867
Additions	—	172	172
December 31, 2025	3,495	2,544	6,039

Amortization and impairment
January 1, 2024	—	(1,372)	(1,372)
Amortization charge	—	(467)	(467)
December 31, 2024	—	(1,839)	(1,839)
Amortization charge	—	(490)	(490)
December 31, 2025	—	(2,329)	(2,329)

Carrying amount
December 31, 2024	3,495	533	4,028
December 31, 2025	3,495	215	3,710

At the reporting date, no internally generated intangible assets from development of pharmaceutical drug candidates have been recognized. Thus, all related research and development expenses incurred for the years ended December 31, 2025, 2024 and 2023, were recognized in the consolidated statements of profit or loss.

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

Note 12—Property, Plant and Equipment

(EUR’000)	Plant and Machinery	Other Equipment	Leasehold Improve- ments	Right-of-Use Assets	Total
Cost
January 1, 2024	27,436	11,420	19,375	123,920	182,151
Additions	299	951	76	861	2,187
Disposals	(5,995)	(1,635)	—	(89)	(7,719)
Transferred	66	(66)	—	—	—
Foreign exchange translation	127	306	847	5,462	6,742
December 31, 2024	21,933	10,976	20,298	130,154	183,361
Additions	996	5,704	1,678	78,646	87,024
Transferred (1)	(162)	(1,311)	(13,658)	(21,264)	(36,395)
Foreign exchange translation	(2)	(517)	(1,271)	(9,299)	(11,089)
December 31, 2025	22,765	14,852	7,047	178,237	222,901

Depreciation and impairment
January 1, 2024	(12,784)	(7,175)	(10,946)	(40,612)	(71,517)
Depreciation charge	(2,330)	(1,322)	(1,283)	(12,312)	(17,247)
Disposals	5,296	1,501	—	88	6,885
Foreign exchange translation	(112)	(194)	(556)	(1,906)	(2,768)
December 31, 2024	(9,930)	(7,190)	(12,785)	(54,742)	(84,647)
Depreciation charge	(2,325)	(1,301)	(1,230)	(12,350)	(17,206)
Impairment charge	—	(196)	(618)	(6,694)	(7,508)
Impairment reversal	16	201	2,008	—	2,225
Transferred (1)	529	731	11,667	12,797	25,724
Foreign exchange translation	(18)	368	793	3,847	4,990
December 31, 2025	(11,728)	(7,387)	(165)	(57,142)	(76,422)

Carrying amount
December 31, 2024	12,003	3,786	7,513	75,412	98,714
December 31, 2025	11,037	7,465	6,882	121,095	146,479
(1)
Includes transfer from right-of-use assets to finance lease receivables. For further details, refer to Note 17, “Financial Assets and Liabilities.”

The impairment charge for the year ended December 31, 2025, relates to change in activities at one of the Company’s sites. The site is partially subleased (commencing in 2026) and is recognized as a right-of-use asset with a carrying amount of €30.9 million as of December 31, 2025. The impairment charge represents the difference between the carrying amount of the right‑of‑use subleased asset and the lease receivable, subsequently recognized at the lease commencement date.

Depreciation charges are specified below:

(EUR’000)	2025	2024	2023
Depreciation charges
Cost of sales (1)	1,835	3,197	2,509
Research and development expenses	8,468	7,453	10,296
Selling, general, and administrative expenses	6,903	6,597	5,623
Total depreciation charges	17,206	17,247	18,428
(1)
Includes depreciation charges capitalized as part of inventories.

Note 13—Investments in Associates

The Company’s associates relate to investments in Eyconis (principal place of business; U.S.), and VISEN (principal place of business; China). The Company’s investments in Eyconis and VISEN are accounted for using the equity method in the consolidated financial statements as the Company has determined that it has significant influence over the investments.

Eyconis

In January 2024, the Company announced the formation and launch with Frazier Life Sciences of Eyconis, a separate company created to develop, manufacture, and commercialize TransCon ophthalmology assets globally, together with a $150 million commitment from an investor syndicate that includes Frazier, RA Capital Management, venBio, and HealthQuest Capital. As of December 31, 2025 and 2024, the Company’s ownership in Eyconis was 33.2% and 41.6%, respectively. As of December 31, 2025 and 2024, the carrying amount of Eyconis using the equity method was €9.2 million and €13.6 million, respectively.

VISEN

In November 2018, the Company entered into three exclusive license agreements with VISEN for the further development and commercialization of TransCon hGH, TransCon PTH and TransCon CNP in Greater China, and as consideration for the granting of such rights has received a 50.0% ownership of VISEN’s issued and outstanding shares. On March 20, 2025, VISEN Pharmaceuticals (“VISEN”) announced the pricing of its initial public offering (“IPO”) on the Hong Kong Stock Exchange. The IPO closed on March 21, 2025, and VISEN’s shares began trading under the stock code 2561.HK. Prior to the IPO the Company’s ownership in VISEN was 43.9%. Following the IPO, the Company’s ownership in VISEN was 39.2%. As a result, a non-cash gain of €35.7 million was recognized in the consolidated statement of profit or loss as part of share of profit/(loss) of associates. The IPO did not change the accounting treatment of VISEN. As of December 31, 2025 and 2024, the Company’s ownership in VISEN was 39.2% and 43.9%, respectively. As of December 31, 2025, VISEN’s share price at the Hong Kong Stock Exchange was HK$32.80, reflecting the market value of the Company’s equity position of €147.5 million. As of December 31, 2025 and 2024, the carrying amount of VISEN using the equity method was €23.3 million and €0.0 million, respectively.

The management and existing shareholders of VISEN, including Ascendis Pharma, have entered into customary lock-up agreements restricting the sale of VISEN shares for six months following the IPO; additionally, certain significant shareholders of VISEN, including the Company, are subject to an additional lock-up obligation during the period commencing on the date that is six months after the IPO and ending on the date that is 12 months after the IPO during which such shareholders may not sell shares of VISEN to an extent that would cause such shareholder to cease being a controlling shareholder of VISEN pursuant to applicable listing rules.

Financial Statement Information from Associates

The aggregated profit or loss, total comprehensive income as per the associates latest available interim financial statements, transactions and outstanding balances with associates as of December 31, 2025 and 2024 were as follows.

(EUR’000)	2025	2024
Statement of profit or (loss)
Profit/(loss) for the year from continuing operations	(47,507)	(59,235)
Total comprehensive income	(47,490)	(59,218)
Transactions and outstanding balances as of December 31
Invoicing of goods and services to associates	31,808	18,225
Trade receivables from associates	824	1,759
Contract liabilities	4,944	5,936

Note 14—Inventories

Inventories are specified below:

(EUR’000)	2025	2024
Inventories
Raw materials and consumables	19,083	17,596
Work in progress	253,494	235,688
Finished goods	28,956	42,325
Total inventories	301,533	295,609

Due to production lead time, work in progress includes inventories that are not sellable before more than twelve months after the reporting date.

Inventories were reduced by write-downs of €24.9 million and €15.7 million for the years ended December 31, 2025 and 2024 respectively.

Note 15—Contract Liabilities

At December 31, 2025, contract liabilities comprise unsatisfied performance obligations related to delivery of commercial supply under one of the Company’s license agreements. Non-current contract liabilities are expected to be recognized as revenue within 1-2 years.

Revenue recognized from contract liabilities were €5.9 million, €1.4 million and €13.3 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Note 16—Provisions

Development in provisions is specified below:

(EUR’000)	2025
Provisions
January 1	99,149
Additions related to prior years	3,936
Net additions for the year	74,288
Reversals and other adjustments	(639)
Foreign exchange translation	(10,338)
December 31	166,396

Note 17—Financial Assets and Liabilities

Financial assets and liabilities comprise the following:

(EUR’000)	2025	2024
Financial assets by category
Trade receivables	141,333	166,280
Other receivables (excluding indirect tax receivables)
Lease receivables	10,268	—
Other receivables	9,322	3,964
Cash and cash equivalents	616,041	559,543
Financial assets measured at amortized cost	776,964	729,787
Total financial assets	776,964	729,787
Classified in the statement of financial position
Non-current assets	10,870	2,317
Current assets	766,094	727,470
Total financial assets	776,964	729,787

Financial liabilities by category
Borrowings
Convertible senior notes	429,391	458,207
Royalty funding liabilities	290,871	305,379
Lease liabilities	151,524	93,030
Trade payables and accrued expenses	90,657	96,394
Other liabilities (excluding indirect tax and employee related payables)	1,046	311
Financial liabilities measured at amortized cost	963,489	953,321
Derivative liabilities	256,231	150,670
Financial liabilities measured at fair value through profit or loss	256,231	150,670
Total financial liabilities	1,219,720	1,103,991
Classified in the statement of financial position
Non-current liabilities	385,254	365,080
Current liabilities	834,466	738,911
Total financial liabilities	1,219,720	1,103,991

Finance income and expenses are specified below:

(EUR’000)	2025	2024	2023
Finance income
Interest income	15,301	14,361	16,857
Remeasurement gain of financial liabilities	20,469	11,248	14,654
Foreign exchange translation (net)	78,229	—	12,346
Total finance income	113,999	25,609	43,857

Finance expenses
Interest expenses	80,647	65,504	44,065
Remeasurement loss of financial liabilities	126,040	7,374	—
Foreign exchange translation (net)	—	27,149	—
Total finance expenses	206,687	100,027	44,065

Interest income and interest expenses relate to financial assets and liabilities measured at amortized cost. Net exchange rate gains and losses primarily relate to U.S. Dollar/Euro fluctuations pertaining to the Company’s cash, cash equivalents, marketable securities and borrowings.

Borrowings

Convertible Senior Notes

In March 2022, the Company issued an aggregate principal amount of $575.0 million of fixed rate 2.25% convertible notes. The net proceeds from the offering of the convertible notes were $557.9 million (€503.3 million) after deducting the initial purchasers’ discounts and commissions and offering expenses. The convertible notes rank equally in right of payment with all future senior unsecured indebtedness. Unless earlier converted or redeemed, the convertible notes will mature on April 1, 2028.

The convertible notes accrue interest at a rate of 2.25% per annum, payable semi-annually in arrears on April 1 and October 1 of each year. At any time before the close of business on the second scheduled trading day immediately before the maturity date, noteholders may convert their convertible notes at their option into the Company’s ordinary shares represented by ADSs, together, if applicable, with cash in lieu of any fractional ADS, at the then-applicable conversion rate. The initial conversion rate is 6.0118 ADSs per $1,000 principal amount of convertible notes, which represents an initial conversion price of $166.34 per ADS. The conversion rate and conversion price will be subject to customary adjustments upon the occurrence of certain events.

The convertible notes will be optionally redeemable, in whole or in part (subject to certain limitations), at the Company’s option at any time, and from time to time, on or after April 7, 2025, but only if the last reported sale price per ADS exceeds 130% of the conversion price on (i) each of at least 20 trading days, whether or not consecutive, during the 30 consecutive trading days ending on, and including, the trading day immediately before the date the Company sends the related optional redemption notice; and (ii) the trading day immediately before the date the Company sends such notice.

On December 31, 2025, the carrying amount of the convertible notes was €429.4 million, and the disclosed fair value was €426.4 million. Fair value cannot be measured based on quoted prices in active markets or other observable input, and accordingly the fair value was, from 2025, measured by using input from the private placement market. Up until 2024, the fair value the fair value was measured by using an estimated market rate for an equivalent non-convertible instrument.

Royalty Funding Liabilities

The Company has entered into capped synthetic royalty funding agreements with Royalty Pharma (the “Purchaser”), which is presented as part of borrowings, and represents the Company’s contractual obligations to pay a predetermined percentage of future commercial revenue until reaching a predetermined multiple of proceeds received, according to the detailed provisions of the synthetic royalty funding agreements.

On December 31, 2025, the carrying amount of the royalty funding liabilities was €290.9 million, and the disclosed fair value was €296.9 million. Fair value cannot be measured based on quoted prices in active markets or other observable input, and accordingly the fair value was measured by using an estimated market rate for an equivalent instrument.

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

Leases

The Company primarily leases offices and laboratory facilities. Lease arrangements contain a range of different terms and conditions and are typically entered into for fixed periods. In order to improve flexibility to the Company’s operations, lease arrangements may provide the Company with option to extend the lease or terminate the lease within the enforceable lease term. In the Company’s current lease portfolio, extension and termination options are up to ten years, in addition to the non-cancellable periods. These lease arrangements are recognized as right-of-use assets and lease liabilities (“lease activities”). In addition, the Company enter into various lease arrangements of assets with low value and/or on short term basis (12 months or less).

The following expenses related to lease activities were recognized in the consolidated statements of profit or loss:

(EUR’000)	2025	2024	2023
Lease expenses
Depreciation	12,350	12,312	11,875
Lease interest	4,186	3,303	3,581
Total lease expenses	16,536	15,615	15,456

Financing Activities

The development in borrowings related to financing activities is specified below:

		Cash payments		Non-cash items
(EUR’000)	Beginning of year	Repay- ments	Net proceeds	Additions/ (disposals)	Remeasure- ments	Accretion of interest	Foreign exchange translation	End of year
Financing activities
December 31, 2025
Borrowings (excluding lease liabilities)	763,586	(29,065)	—	—	10	76,247	(90,516)	720,262
Lease liabilities	93,030	(15,548)	—	78,517	—	4,186	(8,661)	151,524
Total financing activities	856,616	(44,613)	—	78,517	10	80,433	(99,177)	871,786

Financing activities
December 31, 2024
Borrowings (excluding lease liabilities)	545,472	(11,819)	134,158	—	(11,248)	62,116	44,907	763,586
Lease liabilities	98,793	(14,677)	—	861	—	3,303	4,750	93,030
Total financing activities	644,265	(26,496)	134,158	861	(11,248)	65,419	49,657	856,616

Derivative Liabilities

Derivative liabilities relate to the foreign currency conversion option embedded in the convertible notes.

Fair value cannot be measured based on quoted prices in active markets or other observable inputs and accordingly, derivative liabilities are measured by using the Black-Scholes option-pricing model. Fair value of the option is calculated, applying the following assumptions: (1) conversion price; (2) the Company’s share price; (3) maturity of the option; (4) a risk-free interest rate equaling the effective interest rate on a U.S. government bond with the same lifetime as the maturity of the option; (5) no payment of dividends; and (6) an expected volatility using the Company’s share price (48.9% and 49.6% as of December 31, 2025 and December 31, 2024, respectively).

For additional description of fair values, refer to the following section “Fair Value Measurement.”

Sensitivity Analysis

On December 31, 2025, all other inputs and assumptions held constant, a 10% relative increase in volatility, will increase the fair value of derivative liabilities by approximately €13.2 million and indicates a decrease in profit or loss and equity before tax. Similarly, a 10% relative decrease in volatility indicates the opposite impact.

Similarly, on December 31, 2025, all other inputs and assumptions held constant, a 10% increase in the share price, will increase the fair value of derivative liabilities by approximately €50.8 million and indicates a decrease in profit or loss and equity before tax. Similarly, a 10% decrease in the share price indicates the opposite impact.

Fair Value Measurement

Because of the short-term maturity for cash and cash equivalents, receivables and trade payables, their fair value approximate carrying amount. Fair value of lease liabilities are not disclosed. Fair value compared to carrying amount of convertible notes, royalty funding liabilities and derivatives, and their level in the fair value hierarchy is summarized in following table, where;

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and

Level 3 inputs are unobservable inputs for the asset or liability.

	2025		2024
(EUR’000)	Carrying amount	Fair value	Carrying amount	Fair value	Fair value level
Convertible senior notes	429,391	426,429	458,207	438,288	2
Royalty funding liabilities	290,871	296,899	305,379	305,673	3
Financial liabilities measured at amortized cost	720,262	723,328	763,586	743,961
Derivative liabilities	256,231	256,231	150,670	150,670	3
Financial liabilities measured at fair value through profit or loss	256,231	256,231	150,670	150,670

The following table specifies movements in level 3 fair value measurements:

(EUR’000)	2025	2024	2023
Derivative liabilities
January 1	150,670	143,296	157,950
Remeasurement recognized in financial income or expense	105,561	7,374	(14,654)
December 31	256,231	150,670	143,296

Note 18 – Financial Risk Management

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

Share Capital

The share capital of Ascendis Pharma A/S consists of 61,977,408 fully paid shares at a nominal value of DKK 1, all in the same share class, and which includes 597,096 ordinary shares represented by ADSs held by Ascendis Pharma A/S.

The development in outstanding shares of the Company was as follows:

	2025	2024	2023	2022	2021
	(Number)
Changes in share capital
January 1	60,689,487	57,707,439	57,152,295	56,937,682	53,750,386
Increase through cash contributions	1,287,921	2,982,048	555,144	214,613	3,187,296
December 31	61,977,408	60,689,487	57,707,439	57,152,295	56,937,682

Capital increases in 2024 and 2021 were impacted by follow-on public offerings with net proceeds of €290.6 and €367.9 million, respectively.

Treasury Shares Reserve

The development in the holding of treasury shares was as follows:

	Nominal value	Holding	Holding in % of total outstanding shares
	(EUR’000)	(Number)
Treasury shares
January 1, 2024	146	1,093,054	—
Transferred under stock incentive programs	(33)	(247,167)	—
December 31, 2024	113	845,887	1.4%
Acquired from third parties	16	119,148	—
Transferred under stock incentive programs	(49)	(367,939)	—
December 31, 2025	80	597,096	1.0%

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

Market Risk

The Company’s activities expose the group enterprises to the financial risks of changes in foreign currency exchange rates, inflation rates and interest rates. Derivative financial instruments are not applied to manage exposure to such risks.

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

		Hypothetical impact on consolidated financial statements
	Nominal positions (net)	Increase in foreign currency exchange rate	Profit/(loss) before tax	Equity before tax
	(EUR ‘000)
USD/EUR
December 31, 2025	(508,858)	10%	(50,886)	(50,886)
December 31, 2024	(735,064)	10%	(73,506)	(73,506)

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

The majority of cash and cash equivalents are held in accounts at major financial institutions, and the deposits at these institutions exceed insured limits. Market conditions can impact the viability of these institutions. In the event of failure of any of the financial institutions where cash and cash equivalents are held, there can be no assurance that uninsured funds are accessible in a timely manner or at all. Any inability to access or delay in accessing these funds could adversely affect the business and financial position. The banks are reviewed on a regular basis and deposits may be transferred during the year to mitigate credit risk.

In order to mitigate the concentration of credit risks on bank deposits and to preserve capital, a portion of the bank deposits may be placed into investment grade rated marketable securities. The Company’s investment policy, approved by the Board, only allows investment in marketable securities having investment grade credit-ratings, assigned by international credit-rating agencies. As of December 31, 2025, the Company do not hold marketable securities.

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

Liquidity risk is managed by maintaining adequate cash reserves. The risk of shortage of funds is monitored, through the financial forecasting process, to ensure sufficient funds are available to settle liabilities as they fall due. Besides long term deposits on leases and finance lease receivables, the Company’s financial assets are recoverable within twelve months after the reporting date.

Maturity analysis

The following table summarizes maturity analysis (on an undiscounted basis) for non-derivative financial liabilities recognized in the consolidated statements of financial position:

(EUR’000)	< 1 year	1-5 years	>5 years	Total contractual cash-flows	Carrying amount
Financial liabilities
December 31, 2025
Borrowings (excluding lease liabilities)	51,081	812,294	140,555	1,003,930	720,262
Lease liabilities	20,438	82,299	93,898	196,635	151,524
Trade payables, accrued expenses and other liabilities	91,703	—	—	91,703	91,703
Total financial liabilities	163,222	894,593	234,453	1,292,268	963,489

Financial liabilities
December 31, 2024
Borrowings (excluding lease liabilities)	32,303	1,027,558	13,660	1,073,521	763,586
Lease liabilities	15,482	52,007	39,127	106,616	93,030
Trade payables, accrued expenses and other liabilities	96,705	—	—	96,705	96,705
Total financial liabilities	144,490	1,079,565	52,787	1,276,842	953,321

“Borrowings (excluding lease liabilities)” comprise convertible notes and royalty funding liabilities. Expected maturity for royalty funding liabilities is based on anticipated amount and timing of future revenue from sale of commercial products. Further details regarding the payment structure of the royalty funding agreements are provided above.

Note 19—Commitments and Contingencies

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

Note 20—Related Party Transactions

The Board of Directors and Senior Management (“Key Management Personnel”) are considered related parties as they have authority and responsibility for planning and directing the Company’s operations. Related parties also include undertakings in which such individuals have a controlling or joint controlling interest. Additionally, all group enterprises and associates are considered related parties.

Neither the Company’s related parties nor major shareholders hold a controlling, joint controlling, or significant interest in the Group.

The Company has entered into employment agreements with and issued warrants, RSUs and PSUs to Key Management Personnel. In addition, the Company pays fees for board tenure and board committee tenure to the independent members of the Board of Directors. For further details, refer to Note 7, “Employee Costs.” Indemnification agreements have been entered with members of the Board of Directors, the Executive Board and Non-executive Senior Management.

Transactions between the parent company and group enterprises comprise management and license fees, research and development services, administration services, and clinical and commercial supplies. These transactions have been eliminated in the consolidated financial statements. Transactions and outstanding balances with the associates are disclosed in Note 13, “Investments in Associates.”

In addition, the parent company Ascendis Pharma A/S is jointly taxed with its Danish subsidiaries, where the current Danish corporation tax is allocated between the jointly taxed Danish companies. For further details, refer to Note 10, “Tax on Profit/(Loss) for the Year and Deferred Tax.”

Except for the information disclosed above, the Company has not undertaken any significant transactions with members of the Key Management Personnel, or undertakings in which the identified related parties have a controlling or joint controlling interest.

Note 21—Investments in Group Enterprises and Associates

Ascendis Pharma A/S’s (parent company) investments in group enterprises and associates at December 31, 2025 comprise:

Subsidiaries	Domicile	Ownership
Ascendis Pharma GmbH	Germany	100%
Ascendis Pharma Endocrinology GmbH	Germany	100%
Ascendis Pharma, LLC	USA	100%
Ascendis Pharma Endocrinology, Inc.	USA	100%
Ascendis Pharma, Ophthalmology Division A/S	Denmark	100%
Ascendis Pharma Endocrinology Division A/S	Denmark	100%
Ascendis Pharma Bone Diseases A/S	Denmark	100%
Ascendis Pharma Growth Disorders A/S	Denmark	100%
Ascendis Pharma Oncology Division A/S	Denmark	100%
Ascendis Pharma Europe A/S	Denmark	100%
Ascendis Pharma UK Limited	United Kingdom	100%
Ascendis Pharma Iberia S.L.	Spain	100%
Ascendis Pharma France SASU	France	100%
Ascendis Pharma Italia S.R.L.	Italy	100%
Ascendis Pharma Sverige AB	Sweden	100%
Ascendis Pharma Switzerland GmbH	Switzerland	100%
Ascendis Pharma Belgium BV	Belgium	100%
ASND Portugal, Unipessoal, Lda.	Portugal	100%

Associates	Domicile	Ownership
VISEN Pharmaceuticals	Cayman Island	39.2%
Eyconis Inc.	USA	33.2%

Note 22—Ownership

The following investors, or groups of affiliated investors, are known by us to beneficially own more than 5% of the Company’s outstanding ordinary shares at December 31, 2025:

•
Entities affiliated with RA Capital Management, LLC, USA
•
Westfield Capital Management Company, L.P., USA
•
Entities affiliated with FMR LLC, USA
•
Avoro Capital Advisors LLC, USA
•
Entities affiliated with Artisan Partners LP, USA
•
Entities affiliated with Janus Henderson Group plc, United Kingdom

•
Entities affiliated with Capital International Investors

The Company’s American Depository Shares are held through BNY (Nominees) Limited as nominee, of The Bank of New York Mellon, UK (as registered holder of the Company’s outstanding ADSs).

Note 23—Subsequent Events

On January 9, 2026, the Company announced that our Board has authorized a $120 million share repurchase program (the “Share Repurchase Program”). Purchases under the Share Repurchase Program may be made from time to time through a variety of methods, which may include open-market purchases, privately negotiated transactions, or other methods permitted under applicable securities laws. The timing and amount of any repurchases pursuant to the Share Repurchase Program will be determined based on market conditions, share price and other factors. The Share Repurchase Program does not require the Company to repurchase any specific number of shares, and may be modified, suspended or terminated at any time without notice.

No other events have occurred after the reporting date that would influence the evaluation of these consolidated financial statements.

Item 19 Exhibits

The following exhibits are filed as part of this annual report:

Exhibit Number	Exhibit Description	Incorporated by Reference
		Form	Date	Number	File Number	Provided Herewith

1.1	Articles of Association, currently in effect (English translation).	6-K	2/11/2026	1.1	001-36815

2.1	Deposit Agreement dated January 27, 2015 among Ascendis Pharma A/S The Bank of New York Mellon and Owners and Holders of American Depositary Shares.	F-3	2/2/2016	4.2	333-209336

2.2	Form of American Depositary Receipt (included in Exhibit 2.1).

2.3	Description of Share Capital and American Depositary Shares.					X

4.1(a)	Rental Agreement, between Technologiepark Heidelberg II GmbH & Co. KG and Ascendis Pharma GmbH (English translation).	F-1	12/18/2014	10.3(a)	333-201050

4.1(b)	Supplement No. 1 to Rental Agreement, between Technologiepark Heidelberg II GmbH & Co. KG and Ascendis Pharma GmbH (English translation).	F-1	12/18/2014	10.3(b)	333-201050

4.2(a)	Reference is made to Exhibit 1.1.

4.2(b)	Form of Warrant Certificate for Warrants	20-F	2/12/2025	4.2(b)	001-36815

4.3	Form of Indemnification Agreement for board members and senior management.	F-1	1/16/2015	10.5	333-201050

4.4	Registration Rights Agreement dated December 11, 2015 by and among Ascendis Pharma A/S, Fidelity Securities Fund: Fidelity Series Small Cap Opportunities Fund—Healthcare Sub and Fidelity Stock Selector Small Cap Fund—Health Care Sub.	6-K	12/14/2015	4.1	001-36815

4.5*	Lease Agreement dated July 1, 2025 between Ascendis Pharma A/S and Tuborg Havnevej I/S					X

4.6†	Manufacturing and Supply Agreement dated January 12, 2017, between Ascendis Pharma A/S and Medicom Innovation Partner A/S.	20-F	3/28/2018	4.10	001-36815

4.7*	Exclusive Licence Agreement dated November 7, 2018, between Ascendis Pharma Growth Disorders A/S and VISEN Pharmaceuticals (CNP).	20-F	4/3/2019	4.15	001-36815

4.8*	Exclusive Licence Agreement dated November 7, 2018, between Ascendis Pharma Endocrinology Division A/S and VISEN Pharmaceuticals (hGH).	20-F	4/3/2019	4.16	001-36815

4.9*	Exclusive Licence Agreement dated November 7, 2018, between Ascendis Pharma Bone Diseases A/S and VISEN Pharmaceuticals (PTH).	20-F	4/3/2019	4.17	001-36815

Exhibit Number	Exhibit Description	Incorporated by Reference
		Form	Date	Number	File Number	Provided Herewith
4.10*	Manufacturing and Supply Agreement dated December 27, 2020, between Ascendis Pharma A/S and Bachem AG.	20-F	3/2/2022	4.16	001-36815

4.11*	Manufacturing and Supply Agreement dated May 27, 2021, between Ascendis Pharma A/S and Carbogen Amcis AG.	20-F	3/2/2022	4.17	001-36815

4.12*	Amended and Restated Shareholders Agreement dated January 8, 2021, by and among Ascendis Pharma A/S and the parties set forth therein.	20-F	3/10/2021	4.17	001-36815

4.13*	Amendment Letter to the Exclusive Licence Agreement dated January 4, 2021 between Ascendis Pharma Growth Disorders A/S and VISEN Pharmaceuticals (CNP).	20-F	3/10/2021	4.18	001-36815

4.14*	Amendment Letter to the Exclusive Licence Agreement dated January 4, 2021 between Ascendis Pharma Endocrinology Division A/S and VISEN Pharmaceuticals (hGH).	20-F	3/10/2021	4.19	001-36815

4.15*	Amendment Letter to the Exclusive Licence Agreement dated January 4, 2021 between Ascendis Pharma Bone Diseases A/S and VISEN Pharmaceuticals (PTH).	20-F	3/10/2021	4.20	001-36815

4.16*	Revenue Participation Right Purchase and Sale Agreement dated September 5, 2023 between Ascendis Pharma Endocrinology Division A/S, Ascendis Pharma A/S and Royalty Pharma Development Funding LLC.	20-F	2/7/2024	4.22	001-36815

4.17*	Revenue Participation Right Purchase and Sale Agreement dated September 3, 2024 between Ascendis Pharma Bone Diseases A/S, Ascendis Pharma A/S and Royalty Pharma Development Funding LLC.	20-F	2/12/2025	4.23	001-36815
		2	2/12
4.18*	Supply Agreement dated October 1, 2022 between Ascendis Pharma A/S and Vetter Pharma International GmbH.	20-F	2/12/2025	4.24	001-36815

4.19*	Amendment Number 1 to Supply Agreement dated April 8, 2024 between Ascendis Pharma A/S and Vetter Pharma International GmbH	20-F	2/12/2025	4.25	001-36815

4.20	Ascendis Pharma A/S Restricted Stock Unit Program.	S-8	2/27/2025	99.1	333-285322

4.21	Ascendis Pharma A/S Performance Stock Unit Program.	S-8	2/27/2025	99.2	333-285322

8.1	List of Subsidiaries.					X

11.1	Insider Trading Compliance Policy.					X

Exhibit Number	Exhibit Description	Incorporated by Reference
		Form	Date	Number	File Number	Provided Herewith
12.1	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X

12.2	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X

13.1	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					X

13.2	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					X

15.1	Consent of Independent Registered Public Accounting Firm.					X

97.1	Ascendis Pharma A/S Policy for Recovery of Erroneously Awarded Compensation.	20-F	2/7/2024	97.1	001-36815

EX-101.INS	Inline XBRL Instance Document.					X

EX-101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents.					X

104	Cover page interactive data file (formatted as Inline XBRL and included in Exhibit 101).					X

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

Date: February 11, 2026

By:	/s/ Scott T. Smith
Scott T. Smith
Executive Vice President, Chief Financial Officer (Principal Financial Officer)

Date: February 11, 2026